Form 20-F
period 2001-12-31
AXA
filed 2002-06-28
CIK 898427

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2001

Commission File number: 1-14410

AXA
(Exact name of Registrant as specified in its charter)

N / A	The Republic of France
(Translation of Registrant’s	(Jurisdiction of incorporation
name into English)	or organization)

25, avenue Matignon - 75008 Paris - France
(Address of registrant’s principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:

Ordinary shares	New York Stock Exchange
American Depositary Shares
(as evidenced by American Depositary Receipts),
each representing one Ordinary Share	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12 (g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15 (d) of the Act: None

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of March 26, 2002 was: 1,734,510,252
Ordinary Shares of euro 2.29 nominal value per share, including 61,423,314 American Depositary Shares
(as evidenced by American Depositary Receipts), each representing one Ordinary Share.

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities
Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes	[X]	No	[ ]

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17	[ ]	Item 18	[X]

Presentation of Information

This Annual Report on Form 20-F (referred to herein as the “annual report”) has been filed with the United States Securities and Exchange Commission (referred to in this annual report as the “U.S. SEC”).

In this annual report, the “Company” refers to AXA, a société anonyme organized under the laws of France, and “AXA” refers to the Company and its direct and indirect subsidiaries. The Company’s ordinary shares are referred to in this annual report as “Shares” or “ordinary shares”. The principal trading market for the Company’s ordinary shares is the Premier Marché of the Euronext Paris SA (which resulted from the merger of the Paris, Brussels and Amsterdam Stock Exchanges on October 27, 2000, which we refer to in this annual report as the “ParisBourse”). The Company’s American Depositary Shares and Receipts are referred to in this annual report as “ADSs” and “ADRs”, respectively. The ADSs and ADRs are listed on the New York Stock Exchange (referred to in this annual report as “NYSE”).

At the annual general meeting of shareholders of AXA held on May 9, 2001, the Company’s shareholders approved a 4-for-1 stock split of its outstanding ordinary shares. Immediately following this stock split, which became effective on May 16, 2001, the ratio between the AXA ordinary share and the ADS was changed from one ADS representing one-half of an ordinary share to one ADS representing one ordinary share. Unless otherwise indicated, all information contained in this annual report is on a post-stock split basis and reflects the corresponding ratio change between the ADS and ordinary share.

This annual report includes AXA’s consolidated financial statements for the years ended December 31, 2001, 2000 and 1999 and as at December 31, 2001 and 2000. AXA’s consolidated financial statements, including the notes thereto, are included in “Item 18 - Financial Statements” and have been prepared in accordance with accounting principles generally accepted in France, which we refer to in this annual report as “French GAAP”. Unless noted otherwise, the financial information contained in this annual report is presented in accordance with French GAAP. French GAAP is based on requirements set forth in French law and in European regulations that are described in notes 1 and 2 to the consolidated financial statements. French GAAP differs significantly from accounting principles generally accepted in the United States of America, which we refer to in this annual report as “U.S. GAAP”. See notes 33 and 34 to the consolidated financial statements for a description of the significant differences between French GAAP and U.S. GAAP, a reconciliation of net income and shareholders’ equity from French GAAP to U.S. GAAP and condensed consolidated U.S. GAAP balance sheets and statements of income.

In this annual report we use the term “Adjusted Earnings” which represents AXA’s consolidated net income before goodwill amortization and exceptional operations. Adjusted Earnings is a non-GAAP measure, which management believes provides a meaningful understanding of the results. It should be noted that “Adjusted Earnings” as defined may not be comparable with similarly-titled measures reported by other companies as it is not defined under either French GAAP or U.S. GAAP. “Adjusted Earnings” was formerly referred to as “Cash Earnings”.

Various amounts in this document are shown in millions for presentation purposes. Such amounts have been rounded and, accordingly, may not total. Rounding differences may also exist for percentages.

Exchange Rate Information

France is a member of the European Monetary Union (“EMU”). On January 1, 1999 a single European currency known as the “Euro” was introduced and became the lawful currency of the EMU member states which include: Austria, Belgium, Finland, France, Germany, Ireland, Italy, Luxembourg, The Netherlands, Portugal, Spain and Greece. On such date, the legal rate of conversion between the French franc and the Euro was fixed at FF 6.55957 = €1.00 and transactions denominated in Euro started to take place, including new public debt issues. Euro banknotes and coins came into circulation on January 1, 2002. Outstanding obligations denominated in national currencies have been converted at the legal rates established on January 1, 1999 (unless specific contracts provide for an alternative conversion rate). During the transitional phase, which began on January 1, 2002 and will end on July 1, 2002, national currencies, including banknotes and coins, will subsist as non-decimal denominations of the Euro. By July 1, 2002, the Central European Bank will withdraw the national currencies from circulation, and these currencies will no longer be legal tender for any transactions.

AXA publishes its consolidated financial statements in Euro (“Euro”, “euro” or € ). Unless noted otherwise, all amounts in this annual report are expressed in Euro. The currency of the United States will be referred to as “US dollars” or “US$” or “$”. For historical exchange rate information, refer to “Item 3-Key Information-Exchange Rate Information”. For a discussion of the impact of foreign currency fluctuations on AXA’s financial condition and results of operations, see “Item 5-Operating and Financial Review and Prospects-Market Conditions in 2001”.

Special Note Regarding Forward-Looking Statements

This annual report contains both historical and forward-looking statements concerning the financial condition, results of operations and business of AXA. All statements other than statements of historical facts are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements, including those discussed elsewhere in this annual report and in AXA’s other public filings, press releases, oral presentations and discussions. Forward-looking statements include, among other things, discussions concerning the potential exposure of AXA to market risks, as well as statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions.

Forward-looking statements in this annual report are identified by use of the following words and other similar expressions, among others:

• “anticipate”	• “objectives”

• “believe”	• “outlook”

• “could”	• “probably”

• “estimate”	• “project”

• “expect”	• “risks”

• “goals”	• “seek”

• “intend”	• “should”

• “may”	• “target”

The following factors could affect the future results of operations of AXA and could cause those results to differ materially from those expressed in the forward-looking statements included in this annual report:

  the intensity of competition from other financial institutions;
  AXA’s experience with regard to mortality and morbidity trends, lapse rates and policy renewal levels relating to its life & savings operations, which also include health products;
  the frequency, severity and development of property & casualty claims including catastrophic events which are uncertain in nature, and policy renewal rates relating to AXA’s property & casualty business;
  re-estimates of AXA’s reserves for future policy benefits and claims;
  market risks related to (a) fluctuations in interest rates, stock market prices and foreign currency exchange rates, (b) adverse changes in the economy in AXA’s major markets and other adverse developments that may affect the value of AXA’s investments and/or result in investment losses and default losses, (c) the use of derivatives and AXA’s ability to hedge such exposures effectively, and (d) counterparty credit risk;
  the continuing impact of the September 11, 2001 terrorist attacks on the United States, the ensuing military and other responsive actions and possibility of future terrorist-related incidents;
  AXA’s ability to develop, distribute and administer competitive products and services in a timely, cost-effective manner and its ability to develop information technology and management information systems to support strategic goals while continuing to control costs and expenses;
  AXA’s visibility in the market place, the financial and claims-paying ability ratings of its insurance subsidiaries, as well as AXA’s ability to access adequate financing to support its future business;
  the effect of changes in laws and regulations on AXA’s businesses, including changes in tax laws affecting insurance (including annuity products) as well as operating income and changes in accounting and reporting practices;
  the costs of defending litigation, the risk of unanticipated material adverse outcomes in such litigation and
  AXA’s exposure to other contingent liabilities;
  adverse political developments around the world, particularly in the principal markets in which AXA and its subsidiaries operate;
  the performance of others on whom AXA relies for distribution, investment management, reinsurance and other services; and
  the effect of any future acquisitions or disposals.

The above factors are in addition to those factors discussed elsewhere in this annual report including matters discussed under “Item 3 - Key Information - Risk Factors”; “Item 4 - Information on the Company”; “Item 5 -Operating and Financial Review and Prospects”; and “Item 11 - Quantitative and Qualitative Disclosures About Market Risk”.

You should not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as at the date of the particular statement. AXA undertakes no obligation to update publicly or revise any forward-looking statement as a result of new information, future events or otherwise. In light of these risks, AXA’s results could differ materially from the forward-looking statements contained in this annual report.

Part I

Item1: Identity of Directors, Senior Management and Advisors

Not applicable

Item 2: Offer Statistics and Expected Timetable

Not applicable

Item 3: Key Information

Selected Consolidated Financial Data

The selected historical consolidated financial data presented below have been derived from AXA’s consolidated financial statements and related notes for the years ended December 31, 2001, 2000, 1999, 1998 and 1997. The historical data set out below is only a summary. You should read it in conjunction with the consolidated financial statements and related notes for the years ended December 31, 2001, 2000 and 1999 and as at December 31, 2001 and 2000 included elsewhere in this annual report.

AXA’s consolidated financial statements have been prepared in accordance with French GAAP. At January 1, 2001, new French Regulations became effective in respect of consolidated financial statements prepared by French insurance companies and groups (Regulation No. 2000-05 of the “Comité de la Réglementation Comptable”).

Most of the accounting policies set forth in the new French Regulations were already in effect at AXA and, therefore, the adoption had limited impact to the consolidated operating results and financial position of AXA. The after-tax cumulative effect of the changes in French accounting principles was a charge of €593 million against consolidated shareholders’ equity at January 1, 2001, or a decrease of 2%. In addition, the new French Regulations prescribed certain presentational changes, which required certain reclassifications to be made to the consolidated balance sheets and statements of income included in AXA’s consolidated financial statements for the year ended December 31, 2001 included elsewhere in this annual report. Consequently, certain financial data under French GAAP presented in the tables below as at and for the years ended December 31, 2001, 2000 and 1999 have been restated unless otherwise indicated.

A description of the French GAAP accounting policies and the material changes in French GAAP arising from the adoption of the new French Regulations are provided in notes 1 and 2 to the consolidated financial statements included elsewhere in this annual report.

French GAAP differs in certain material respects from U.S. GAAP. For a description of the material differences between French GAAP and U.S. GAAP relevant to AXA, please see “Item 5-Operating and Financial Review and Prospects –Reconciliation of French GAAP to U.S. GAAP” and notes 33 and 34 to the consolidated financial statements.

As a result of the sale of Donaldson, Lufkin & Jenrette (which we refer to in this annual report as “DLJ”) on November 3, 2000, revenues and net income generated by the Other Financial Services Segment have decreased significantly in 2001. In respect of the U.S. GAAP financial data, the historical income statement data, including the net income per ordinary share, and the balance sheet data presented in the tables below have been restated to reflect the treatment of DLJ as a discontinued operation. The restated financial data for the years ended December 31, 2000 and 1999 were derived from the audited consolidated financial statements included elsewhere in this annual report. All other restated U.S. GAAP income statement data presented in the table below in respect of the discontinued operations have not been audited.

Please refer to “Item 5-Operating and Financial Review and Prospects”, included elsewhere in this annual report, for information regarding the impact of the adoption of the new French Regulations and other significant events affecting the comparability of AXA’s consolidated financial results for the year ended December 31, 2001 as compared to the years ended December 31, 2000 and 1999.

AXA Insurance Holding in Japan (formerly known as AXA Nichidan) and its subsidiaries use a financial year end of September 30 and are consolidated as at and for the year ended September 30 in AXA’s consolidated financial statements. In prior years, AXA Asia Pacific Holdings and its subsidiaries also had a financial year ending September 30, however, the financial year-end was changed to December 31 in 2001. Therefore, AXA’s 2001 consolidated financial statements included 15 months of operating results beginning October 1, 2000 for this group of companies.

	Years ended December 31,
	2001	2001	2000	1999	1998	1997
(in millions, except per ordinary share amounts)	(US $)[8]	(€)	(€)	(€)	(€)	(€)
Income Statement Data:

In accordance with French GAAP:
Gross premiums and financial
services revenues	66,608	74,832	79,971	66,528	56,697	55,587
Net investment result[1]	(1,108)	(1,244)	14,811	29,268	14,069*	12,812*
Total revenues	65,185	73,233	94,342	95,806	70,798*	68,398*
Income before income tax expense[12]	1,532	1,721	9,176	4,816	3,811	3,312
Income tax expense	(40)	(45)	(2,773)	(1,292)	(1,222)	(1,189)
Minority interests	(343)	(385)	(2,124)	(858)	(974)	(802)
Equity in income (loss) from affiliated entities	15	17	(23)	(10)	11	45
Net income	463	520	3,904	2,021	1,531	1,207
Net income per ordinary share:[2,4]
– basic	0.27	0.30	2.57	1.43	1.13	0.93
– diluted	0.28	0.32	2.44	1.35	1.06	0.87

In accordance with US GAAP:
Gross premiums, net of reinsurance[3]	35,692	40,099	35,538	29,341	27,140	23,496
Total revenues[10]	51,588	57,957	54,280	46,344	41,144	36,365
Income from continuing operations
(before tax)	2,243	2,520	1,478	970	1,261	1,011
Income from continuing operations
(after tax and minority interest)	1,321	1,484	951	864	618	156
Income from discontinued operations
(net of tax)[10]	–	–	192	344	129	153
Gain on sale of discontinued operation
(net of tax)[10]	–	–	2,105	–	–	–
Net income	1,321	1,484	3,248	1,209	748	310
Net income per ordinary share:[2,4]
Basic
Income from continuing operations
(after tax and minority interest)	0.78	0.88	0.63	0.62	0.47	0.13
Net income	0.78	0.88	2.16	0.87	0.56	0.25
Diluted
Income from continuing operations
(after tax and minority interest)	0.77	0.87	0.62	0.60	0.44	0.11
Net income	0.77	0.87	2.10	0.82	0.53	0.23

Other data (non-GAAP):
Number of ordinary shares outstanding	–	1,734.2	1,664.9	1,425.3	1,401.2	1,325.6
Return on equity[11]	–	5%	14%	15%	13%	11%
Dividend pay-out ratio[9]	–	81%	36%	35%	37%	35%
Net dividend distribution
(in currency millions)[3]	864	971	926	713	595	455

(*) 1998 and 1997 financial data are not restated for new presentation requirements set forth in the new French Regulations adopted on January 1, 2001.

	Years ended December 31,
	2001	2001	2000	1999	1998	1997
(in millions, except per ordinary share amounts)	(US $)[8]	(€)	(€)	(€)	(€)	(€)

Balance Sheet Data:
In accordance with French GAAP:
Total investments[6]	230,147	258,563	254,015	259,316	235,158*	231,598*
Total assets	432,232	485,599	486,513	517,934	384,835*	368,064*
Insurance liabilities[7]	242,219	272,125	263,174	222,932	185,295*	170,634*
Shareholders’ equity	22,057	24,780	24,322	16,358	13,537	11,993
Shareholders’ equity per ordinary share[2,4]	12.7	14.3	14.6	11.5	9.7	9.1

In accordance with US GAAP:
Total investments[6]	235,253	264,299	271,336	243,577	211,651	192,362
Total assets[10]	438,877	493,065	499,161	428,526	350,746	318,425
Insurance liabilities	243,111	273,128	267,798	227,998	189,485	179,652
Shareholders’ equity	26,116	29,340	31,561	22,672	20,355	16,747
Shareholders’ equity per ordinary share[2,4]	15.3	17.2	19.2	16.1	14.7	12.9

(*) 1998 and 1997 financial data are not restated for new presentation requirements set forth in the new French Regulations adopted on January 1, 2001.
(1)	Includes investment income net of investment expenses and interest expense on short-term and long-term debt (other than interest expense relating to bank operating expenses of AXA’s other financial services operations), net realized investment gains, and losses and net unrealized investment gains and losses on separate account (unit-linked) assets and on trading securities, including assets supporting the UK “with-profit” business.
(2)	All per ordinary share amounts calculated in accordance with French GAAP and U.S. GAAP are based on the weighted average number of ordinary shares outstanding for each period presented. Shareholders’ equity per ordinary share is calculated based on the number of ordinary shares outstanding at each period-end presented. The U.S. GAAP calculations deduct ordinary shares held by AXA and its subsidiaries (that is, treasury shares) in the calculation of weighted average number of ordinary shares outstanding (for net income per ordinary share) and ordinary shares outstanding (for shareholders’ equity per ordinary share). The calculation of basic and diluted net income per ordinary share for each of the three years ended December 31, 2001 is presented in note 24 “Net Income per Ordinary Share” to AXA’s consolidated financial statements.
(3)	Gross premiums received from policyholders in respect of life & savings products which are classified as “universal life” or “investment contracts” (such as, separate account (unit-linked) products) for U.S. GAAP, are recorded as revenue under French GAAP. Under U.S. GAAP, such amounts received are recorded as deposits, and only the policy-related fees charged to the policyholders for cost of insurance, administration, investment management, etc, are recorded as revenue.
(4)	At the annual general meeting of shareholders of AXA held on May 9, 2001, AXA’s shareholders approved a 4-for-1 stock split of AXA’s outstanding ordinary shares. Immediately following this stock split, which became effective on May 16, 2001, the ratio between the AXA ordinary share and the ADS was changed from one AXA ADS representing one-half of an AXA ordinary share to one AXA ADS representing one AXA ordinary share. All prior periods have been restated accordingly.
(5)	An annual dividend generally is paid each year in respect of the prior year after the annual ordinary general meeting of shareholders (customarily held in May or June) and before September of that year. Dividends are presented above in the year to which they relate not the year in which they are declared and paid. At the annual general meeting of shareholders of AXA held on May 3, 2002, the shareholders approved the declaration of a dividend in respect of 2001 of €0.56 per ordinary share. Dividends per ordinary share do not include any French avoir fiscal which may be receivable from the French Treasury. In general, dividends per ordinary share are based on the number of ordinary shares outstanding at the end of the year for each year presented.
(6)	Investments exclude separate account (unit-linked) assets.
(7)	Includes future policy benefits, including the U.K. with-profit contract liabilities, claims reserves and other insurance reserves and excludes separate account (unit-linked) liabilities. At December 31, 2001, 2000 and 1999, such liabilities are presented gross of reinsurance in accordance with the new French Regulations adopted by AXA on January 1, 2001.
(8)	The financial data have been translated from Euro to U.S. dollars using the Euro Noon Buying Rate at December 31, 2001 of €1.00 = $0.8901 (see “–Exchange rate information”). These translations are solely for the convenience of the reader and should not be construed as representations that the converted amounts actually represent such U.S. dollar amounts or could have been (at the relevant date) converted into U.S. dollars at the rate indicated or at any other rate.
(9)	Net dividend (excluding tax credit) divided by adjusted earnings, that is, net income before exceptional operations and goodwill amortization.
(10)	As a result of the sale of DLJ in 2000 and in accordance with U.S. GAAP accounting treatment of discontinued operations, the income statement data in accordance with U.S. GAAP for 2000, 1999, 1998 and 1997 have been restated in respect of “total revenues” and “net income” from continuing operations. In respect of the balance sheet data in accordance with U.S. GAAP, “Total assets” data have been restated to include net assets of DLJ discontinued operations (which is reported as a single line item under total assets). See note 34 to the consolidated financial statements included elsewhere in this annual report, which provides AXA’s condensed statements of income for the years ended December 31, 2000 and 1999, as the impact of DLJ was presented separately.
(11)	Adjusted earnings, that is, net income before exceptional operations and goodwill amortization, divided by average shareholders’ equity for the period.
(12)	In 2001, “Income before income tax expense” excludes the amortization of goodwill whereas in prior years it included amortization of goodwill. Consequently, prior years have been restated accordingly.

Gross Premiums and Financial Services Revenues
	Years ended December 31,
		2001	2000	1999	2001/2000	% change on
					% change	a comparable
(in euro millions)	Gross[1]	Net[1]				basis[2]

Life & Savings
France	11,001	10,997	12,528	10,555	(12.2%)	(12.0%)
United States	11,642	11,642	12,483	10,777	(6.7%)	(9.4%)
United Kingdom	9,086	9,086	7,939	7,205	14.4%	16%
Asia/Pacific	9,642	9,639	6,796	2,859	41.8%	(1.8%)
Germany	2,998	2,997	2,912	2,757	2.9%	2.9%
Belgium	1,686	1,686	1,099	912	53.4%	53.4%
Other countries	2,353	2,353	2,239	2,025	5.1%	4.8%

Total Life & Savings	48,407	48,399	45,997	37,091	5.2%	(1.6%)

Property & Casualty
France	4,171	4,171	4,001	3,926	4.2%	4.2%
Germany	3,165	3,142	3,085	2,766	1.9%	1.5%
United Kingdom	2,480	2,480	2,683	2,008	(7.6%)	(7.0%)
Belgium	1,331	1,323	1,297	1,285	2.0%	2.0%
Other countries	4,781	4,780	4,513	3,607	5.9%	7.1%

Total Property & Casualty	15,923	15,896	15,579	13,593	2.0%	2.4%

International Insurance
AXA Corporate Solutions	5,307	5,288	3,297	2,818	60.4%	57.8%
Assistance	434	381	328	281	16.2%	13.0%
Other international activities	10	9	26	10	(64.5%)	(68.0%)

Total International Insurance	5,751	5,678	3,651	3,109	55.5%	52.9%

Asset Management
Alliance Capital	3,347	3,200	2,577	1,674	24.2%	(3.6%)
AXA Investment Managers	696	503	383	227	31.3%	14.8%
National Mutual Funds Management	57	26	24	27	8.4%	(2.9%)

Total Asset Management	4,100	3,730	2,984	1,928	25.0%	(1.6%)

Other Financial Services
Donaldson, Lufkin & Jenrette (DLJ)	–	–	10,686	9,671	–	–
Other financial and real
estate companies	1,168	1,128	1,074	1,136	5.0%	5.0%

Total Other Financial Services	1,168	1,128	11,760	10,806	(90.4%)	5.0%

Intercompany eliminations	(522)	–	–	–	–	–

TOTAL REVENUES	74,832	74,832	79,971	66,528	(6.4%)	2.1%

(1)	Presented gross and net of intercompany eliminations.
(2)	On a comparable basis, revenues for the year ended December 31, 2001 were restated using the prevailing foreign currency exchange rates for the corresponding prior year, in this case for the year ended December 31, 2000 (constant exchange rate basis) and eliminated the results of acquisitions, disposals, business transfers (constant structural basis) and changes in accounting principles (constant methodological basis), in one of the two periods being compared.

Consolidated Adjusted Earnings and Net Income by Activity

	Years ended December 31,
	2001	2000		1999
(In euro millions except per ordinary share amounts)		Proforma(1)	As reported

Life & Savings
France	345	392	388	335
United States	518	373	404	268
United Kingdom	167	179	179	189
Asia/Pacific	(36)	101	116	40
Germany	21	46	41	14
Belgium	65	172	172	192
Other countries	145	137	136	84

Total Life & Savings	1,225	1,401	1,437	1,121

Property & Casualty
France	266	222	281	253
Germany	85	44	159	60
United Kingdom	(133)	(150)	(150)	11
Belgium	(5)	200	191	258
Other countries	(31)	(78)	(73)	49

Total Property & Casualty	182	237	408	630

International Insurance
AXA Corporate Solutions	(350)	132	130	(60)
Insurance	(266)	134	133	99
Reinsurance	(92)	(17)	(17)	(151)
Cessions	8	15	15	(7)
Assistance	13	12	12	12
Other international activities	(41)	(32)	10	2

Total International Insurance	(378)	112	153	(46)

Asset Management
Alliance Capital	273	160	160	74
AXA Investment Managers	58	48	48	23
National Mutual Funds Management	15	3	3	1

Total Asset Management	346	211	211	99

Other Financial Services
Donaldson, Lufkin & Jenrette (DLJ)	–	197	197	230
Other financial services	144	76	76	34

Total Other Financial Services	144	273	273	264

Holdings Companies	(318)	58	58	(23)

TOTAL ADJUSTED EARNINGS[2]	1,201	2,292	2,540	2,045

Adjusted earnings per ordinary share (basic)[2,3]	0.70	1.51	1.67	1.45
Adjusted earnings per ordinary share (diluted)[2,3]	0.70	1.44	1.60	1.37
Return on Equity	4.9%	12.4%	13.7%	14.6%

Impact of exceptional operations[4]	–	1,431	1,643	156
Goodwill amortization (group share)	(681)	(279)	(279)	(180)

NET INCOME	520	3,444	3,904	2,021

Net income per ordinary share (basic)	0.30	2.27	2.57	1.43
Net income per ordinary share (diluted)	0.32	2.15	2.44	1.35
Return on Equity	2.1%	18.6%	21.1%	14.5%

(1)	Proforma New French GAAP as if the New French Regulations, which became effective on January 1, 2001, had been in force since January 1, 2000.
(2)	Adjusted earnings represents AXA’s consolidated net income before goodwill amortization and exceptional operations. Adjusted earnings is a non-GAAP measure, which management believes provides a meaningful understanding of the results. It should be noted that “Adjusted earnings” as defined may not be comparable with similarly-titled measures reported by other companies as it is not defined under either French GAAP or U.S. GAAP.
(3)	2000 and 1999 per share data are restated to take account of the 4-for-1 stock split approved by the shareholders on May 9, 2001.
(4)	The exceptional operations include: In 2000:
	–	the consolidated net realized gain on the sale of DLJ (euro 2,071 million net group share and net of realized and unrealized losses on Credit Suisse Group shares received in respect of that transaction of euro (67) million), totaling euro 2,004 million net group share;
	–	realized losses and valuation allowances of euro 236 million (net group share) relating primarily to the Equitable Life high yield bond portfolio as a result of broad weaknesses in credit markets from a slowing economy during the third and fourth quarter of 2000, coupled with a review of investment strategy following AXA’s acquisition of the minority interests in AXA Financial, Inc.; and
	–	provision of euro 125 million recorded during the period in connection with the sale of Banque Worms, which was completed in April 2001. In 1999:
	–	euro 156 million (net group share) related to the acquisition of Guardian Royal Exchange (GRE), which was acquired in May 1999.

Exchange rate information

The year end and average exchange rates used in the preparation of the consolidated financial statements, to translate into Euro the results of operations of its principal subsidiaries and affiliates that are not denominated in euro, are set out in the table below.

	Year End Exchange Rate			Average Exchange Rate
	2001	2000	1999	2001	2000	1999
	(euros)	(euros)	(euros)	(euros)	(euros)	(euros)

U.S. Dollar	1.14	1.06	0.99	1.12	1.09	0.94
Japanese Yen(1) (x100)	0.92	1.05	0.97	0.95	1.02	0.83
Australian Dollar(2)	0.58	0.61	0.61	0.58	0.63	0.58
British Pound	1.64	1.59	1.60	1.61	1.64	1.52

(1)	The exchange rates presented correspond to the year-end exchange rate and average exchange rate for a September 30 financial year.
(2)	Same as in footnote (1) above for 2000 and 1999. However, in 2001, the reporting year-end was changed to December 31 and, therefore, the average exchange rate corresponds to the period from October 1 to December 31 (15-month period) and the year-end exchange rate is at December 31.

INFORMATION ON EURO NOON BUYING RATES

The following table sets forth, for the periods and dates indicated, certain information concerning the Noon Buying Rate of one Euro to U.S. dollars in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York, which we refer to in this annual report as the “Euro Noon Buying Rate”. The Euro Noon Buying Rates presented below are for your convenience and are not used by AXA to prepare AXA’s consolidated financial statements included elsewhere in this annual report.

U.S. dollar per euro
Calendar period	Average rate[1]

1997[2]	1.1252
1998[2]	1.1113
1999	1.0666
2000	0.9207
2001	0.8909
2002 (through April 30, 2002)	0.8743

(1)	The average of the Noon Buying Rates on the last business day of each full month during the relevant period.
(2)	Effective January 1, 1999, the French Franc became a component of the Euro. As such, the Euro Noon Buying Rates for the years prior to 1999 are the Noon Buying Rates for the French Franc converted into Euro at a rate of euro 1.00 = French franc 6.55957.

The table below sets forth the high and low Euro Noon Buying Rates for the most recent six months through to April 2002.

		U.S. dollar per euro
Month	High		Low

November 2001	0.9044		0.8770
December 2001	0.9044		0.8773
January 2002	0.9031		0.8594
February 2002	0.8778		0.8613
March 2002	0.8836		0.8652
April 2002	0.9028		0.8750

The Euro Noon Buying Rate on December 31, 2001 was €1.00 = US$ 0.8901.

Dividends

AXA pays dividends in Euro. Future dividends will depend on AXA’s earnings, financial condition and other factors. Proposals for dividend payments are made by the Management Board, subject to prior approval by the Supervisory Board and final approval by AXA’s shareholders at the ordinary annual general meeting of shareholders. Dividends paid to holders of ordinary shares and ADSs will generally be subject to French withholding tax at a rate of 25 % which, subject to certain procedures and exceptions, may be reduced to 15% for holders who are residents of the United States. Certain holders of ordinary shares and ADSs may be entitled to receive a subsequent payment equal to the French avoir fiscal (or tax credit) in an amount equal to 50% of any dividends paid by the Company, less applicable French withholding tax. See “Item 10-Additional Information– Taxation of Dividends Avoir Fiscal” for a summary of certain United States federal and French tax consequence to holders of ordinary shares and ADSs.

The following table sets forth the total dividends paid per ordinary share with respect to each year indicated, with or without the French avoir fiscal, and before deduction of any French withholding tax. Dividends paid in each year are in respect of the prior year’s results.

Year	Net dividend per ordinary share	Gross dividend per ordinary share[1]
	(euros)	(euros)

1997(2)	0.34	0.52
1998(2)	0.43	0.64
1999(2)	0.50	0.75
2000(2,3)	0.55	0.83
2001(3)	0.56	0.84

(1)	Payment equivalent to the French avoir fiscal or tax credit, less applicable French withholding tax, will be made only following receipt of a claim for such payment, and, in any event, not until after the close of the calendar year in which the respective dividends are paid. Certain US tax exempt holders of ordinary shares or ADSs will not be entitled to full payments of avoir fiscal. (see “Item 10-Additional Information – Taxation”).
(2)	Restated to take account of the 4-for-1 stock split approved by the shareholders at the annual general meeting of shareholders held on May 9, 2001.
(3)	At the annual general meeting of shareholders of AXA held on May 3, 2002, the shareholders approved the declaration of a dividend in respect of 2001 of euro 0.56 per ordinary share, or euro 971 million in the aggregate based on the number of AXA ordinary shares outstanding at December 31, 2001. In 2000, dividends per ordinary share were based on the number of AXA ordinary shares outstanding at December 31, 2000 and also included the 4.9 million ordinary shares issued to the remaining minority interests in AXA Financial, Inc. following the completion of the merger of AXA Merger Corp. with and into AXA Financial, Inc. on January 2, 2001.

Given the change in the ratio of one AXA ordinary share to one AXA ADS in 2001 (in connection with the shareholders approval of the 4-for-1 stock split at the annual general meeting held on May 9, 2001), dividend per ADS information is no longer provided.

For information on AXA’s dividend policy, see “Item 8 – Financial Information” and “Item 10 – Additional Information – Dividends”.

Risk Factors

Risks Relating to Operations

THE RECENT CONSOLIDATION IN THE GLOBAL FINANCIAL SERVICES INDUSTRY HAS INCREASED COMPETITION IN ALL OF OUR BUSINESS LINES

We face strong and increasing competition in all our business lines. Our competitors include mutual funds companies, asset management firms, commercial banks and other insurance companies, many of which are regulated differently than we are and offer alternative products or more competitive pricing than we do. The recent consolidation in the global financial services industry has also enhanced the competitive position of some of our competitors by broadening the range of their products and services, and increasing their distribution channels and their access to capital. In addition, development of alternative distribution channels for certain types of insurance and securities products, including through the internet, may result in increasing competition as well as pressure on margins for certain types of products. These competitive pressures could result in increased pricing pressures on a number of our products and services, particularly as competitors seek to win market share, and may harm our ability to maintain or increase our profitability.

SIGNIFICANT SHAREHOLDERS OF AXA
MAY HAVE INTERESTS CONFLICTING WITH YOUR INTERESTS

The Mutuelles AXA, four French mutual insurance companies, acting as a group, owned at March 19, 2002, directly and indirectly through Finaxa, a holding company they control, approximately 20.6% of the issued ordinary shares of AXA representing approximately 33.2% of the voting power. Most of the shares owned by the Mutuelles AXA have double voting rights pursuant to the provisions of AXA’s statuts, see “Item 10 - Additional Information – Certain Rights of AXA’s shareholders – Voting Rights” in this annual report. The Mutuelles AXA are parties to agreements pursuant to which they have stated their intention to collectively exercise majority control over Finaxa. Given the long-term nature of their relationship with AXA, we cannot assure you that the interests of the Mutuelles AXA will not, from time to time, conflict with your interests as a shareholder. For example, even though the Mutuelles do not hold a majority of the total voting power in AXA, a decision by the Mutuelles AXA to decline or deter a future offer to acquire control of AXA, which other shareholders may find attractive, may prevent other shareholders from realizing a control premium for their AXA ordinary shares or ADRs. In addition, Finaxa has the right to terminate, under certain circumstances, or limit AXA’s rights to use the AXA trademark, as described under “–Finaxa may terminate the licensing to AXA of the AXA trademark which we consider to be important to the marketing of our products and services”. The existence of this right of Finaxa may also deter potential acquirers from making an offer to acquire control of AXA. The Mutuelles AXA may decide to increase their interest in AXA, or to sell all or a portion of the ordinary shares they own, at some future date.

The Life & Savings business and the Property & Casualty business of the Mutuelles AXA and the Company’s French insurance subsidiaries use similar distribution channels but are managed in such a way as to maintain the legal distinctions between their respective businesses. There are no agreements between the Mutuelles AXA and the Company’s insurance subsidiaries that restrict in any way their ability to compete with one another. The Mutuelles AXA, which have no employees, use employees of the Company’s French insurance subsidiaries. Most of the costs and expenses of operating the Life & Savings business and the Property & Casualty business in the Company’s French insurance subsidiaries (other than commissions) are shared by the relevant Company subsidiaries and the Mutuelles AXA and allocated among them through Groupements d’Intérêt Economique or GIEs. GIEs are partnerships that perform various common services for their members and allocate associated costs and expenses. These costs and expenses currently are allocated on the basis of actual use of the specific service, to the extent practicable. The manner of managing these insurance businesses or allocating these costs and expenses may change in the future in a way that may increase AXA’s operating costs and adversely affect its results of operations.

FLUCTUATIONS IN CURRENCY EXCHANGE RATES MAY AFFECT OUR EARNINGS

AXA’s obligations are denominated either in Euro or other currencies, the value of which is subject to exchange rate fluctuations. AXA’s interest obligations on its outstanding debt, however, are generally matched to cash dividends to be received by AXA in the same currencies. Approximately €410 million of the cash dividends received by the Company in 2001 were paid in currencies other than the Euro (2000: €350 million). In 2001, approximately €238 million and €692 million of interest payments in currencies other than the Euro were made by the Company and AXA Group, respectively (2000: €52 million and €526 million, respectively).

AXA publishes its consolidated financial statements in Euro. For the year ended December 31, 2001, approximately 53% of AXA’s gross premiums and financial services revenues and 45% of AXA’s benefits, claims and other deductions were denominated in currencies other than the Euro, primarily U.S. dollars, Pounds sterling, Japanese Yen and Australian dollars (2000: 57% and 55% primarily in U.S. dollars, Pounds sterling and Australian dollars, respectively). Consequently, fluctuations in the exchange rates used to translate these currencies into Euro may have a significant impact on AXA’s reported results of operations from year to year.

A DECLINE OR INCREASED VOLATILITY IN THE SECURITIES MARKETS, AND OTHER ECONOMIC FACTORS, MAY ADVERSELY AFFECT OUR BUSINESS, PARTICULARLY IN RESPECT OF CERTAIN OF OUR INSURANCE PRODUCTS, MUTUAL FUNDS AND ASSET MANAGEMENT BUSINESSES, AND MAY ALSO ADVERSELY AFFECT OUR INVESTMENT RETURNS AND PROFITABILITY

Fluctuations in the securities markets and other economic factors may adversely affect sales of our separate account (unit linked) products, including variable annuity products, variable life products, participating life insurance and pension products, mutual funds, and asset management services. In particular, a protracted or steep decline in the stock or bond markets would likely reduce the popularity of these products. For example, in the U.S. Life & Savings operations, a significantly lower percentage of annuity premium was invested in the separate account options in 2001 (59%) as compared to 2000 (72%).

The level of volatility in the financial markets in which we invest and the overall investment returns earned in those markets also affect our profitability. Our investment returns, and thus our profitability, may be adversely affected from time to time by conditions affecting our specific investments and, more generally, by stock, real estate and other market fluctuations and general economic, market and political conditions. Our ability to make a profit on insurance products, fixed annuities and guaranteed products depends in part on the returns on investments supporting our obligations under these products and the value of specific investments may fluctuate substantially depending on the foregoing conditions. During the latter half of the 1990s our assets, our earnings and our ability to generate new sales increased due to significant growth in retirement savings-related products and very strong stock market appreciation, coupled with solid bond market appreciation spurred by declining interest rates. The current uncertain trends and investment climates in many of our major markets have adversely affected our businesses and profitability in 2001, and can be expected to continue to do so unless conditions improve.

In addition, the growth of our asset management business depends to a significant extent on factors such as investment returns and risk management. We will not be able to accumulate and retain assets under management if our investment results underperform the market or the competition. Such underperformance would likely result in asset withdrawals and reduced sales. In addition, poor performance in the financial markets, in general, may adversely impact the value of the assets we manage, our ability to accumulate and retain those assets, as well as the revenues and profits that we earn from management of those assets.

LOSSES DUE TO DEFAULTS BY OTHERS AND IMPAIRMENT OF OUR INVESTMENT ASSETS COULD REDUCE OUR PROFITABILITY OR NEGATIVELY AFFECT THE VALUE OF OUR INVESTMENTS

Third parties that owe us money, securities or other assets may not pay or perform under their obligations. These parties include the issuers whose securities we hold, borrowers under the mortgage loans we make, customers, trading counterparties, counterparties under swaps and other derivative contracts, clearing agents, exchanges, clearing houses and other financial intermediaries. These parties may default on their obligations to us due to bankruptcy, lack of liquidity, downturns in the economy or real estate values, operational failure or other reasons. The current uncertain trends and investment climates in various of our major markets, have resulted in an increase in investment impairments on our investment assets due to defaults, credit downgrades and overall declines in securities markets. A further downturn could result in increased impairments. For example, on a consolidated basis AXA recognized impairments on equity investments, including holdings in mutual funds, of €1,163 milllion in 2001 (2000: €626 million). We may realize additional losses in respect of our investment portfolios in the future, including losses in respect of our fixed maturity investments.

The default of a major market participant could disrupt the securities markets or clearance and settlement systems in our major markets which could in turn cause market declines or volatility. A failure of a major market participant could also cause some clearance and settlement systems to assess members of that system, including our broker-dealer subsidiaries, or could lead to a chain of defaults that could adversely affect us.

LOSSES DUE TO INABILITY OF OUR REINSURERS TO MEET THEIR OBLIGATIONS

In the normal course of business, AXA seeks to reduce the loss that may arise from catastrophes or other events that cause unfavorable underwriting results through reinsurance. Under the reinsurance arrangements, other insurers assume a portion of the losses and related expenses. The availability, amount and cost of reinsurance depends on general market conditions and may vary significantly. Any decrease in the amount of our reinsurance will increase our risk of loss. Reinsurance does not relieve the ceding insurance company of its primary obligation to the policyholder in a reinsurance transaction and, therefore, the inability of the reinsurer to meet the financial obligation could impact on our results of operations. Although we evaluate periodically the financial condition of our reinsurers to minimize our exposure to significant losses from reinsurer insolvencies, it is possible that certain of our reinsurers may become financially unsound by the time their financial obligation becomes due.

INTEREST RATE VOLATILITY MAY ADVERSELY AFFECT OUR PROFITABILITY

During periods of declining interest rates, life insurance and annuity products may be relatively more attractive to consumers, resulting in increased premium payments on products with flexible premium features, and a higher percentage of insurance policies remaining in force from year to year. During such a period, our investment earnings may be lower because the interest earnings on our fixed income investments likely will have declined in parallel with market interest rates. In addition, mortgages and bonds in our investment portfolio will be more likely to be prepaid or redeemed as borrowers seek to borrow at lower interest rates, and we may be required to reinvest the proceeds in securities bearing lower interest rates. Accordingly, during periods of declining interest rates, our profitability may suffer as the result of a decrease in the spread between interest rates credited to policyholders and returns on our investment portfolio.

Conversely, in periods of increasing interest rates, surrenders of life insurance policies and fixed annuity contracts may increase as policyholders choose to forego insurance protection and seek higher investment returns. Obtaining cash to satisfy these obligations may require us to liquidate fixed income investments at a time when the market prices for those assets are depressed because interest rates have increased. This may result in realized investment losses. Regardless of whether we realize an investment loss, these cash payments would result in a decrease in total invested assets, and may decrease our net income. Premature withdrawals may also cause us to accelerate amortization of policy acquisition costs, which would also reduce our net income.

The profitability of our spread-based businesses depends in large part upon our ability to manage interest rate spreads, and the credit and other risks inherent in our investment portfolio. We cannot guarantee, however, that we will successfully manage our interest rate spreads or the potential negative impact of those risks.

ELIMINATION OF TAX BENEFITS FOR OUR PRODUCTS AND OTHER CHANGES IN LAWS AND REGULATIONS MAY ADVERSELY AFFECT SALES OF OUR INSURANCE AND INVESTMENT ADVISORY PRODUCTS

Changes to tax laws may affect the attractiveness of certain of our products, which currently have favorable tax treatment. For example, an unfavorable change in the tax treatment of life insurance products in France in 1998 had an adverse impact on the market for these products. From time to time, governments in the jurisdictions in which we do business, including the United States government, have considered proposals for tax law changes that could adversely affect our products. These proposals have included, for example, proposals to tax the undistributed increase in value of life insurance policies. The enactment of any such tax legislation would likely result in a significant reduction in sales of our currently tax-favored products.

We are subject to detailed and comprehensive regulation and supervision in all the jurisdictions in which we transact business. Our insurance operations are subject to insurance laws and regulations, which are generally intended to protect policyholders, not our shareholders. Changes in existing insurance laws and regulations may materially affect the way in which we conduct our business and the products we may offer. In addition, changes in pension and employee benefit regulation, social security regulation, financial services regulation, taxation and the regulation of securities products and transactions may also adversely affect our ability to sell new policies or our claims exposure on existing policies. For example, in 2000, the U.K. government adopted new legislation relating to employee pension schemes, which became effective in April 2001. The new legislation imposed a limit on the fee that insurance companies are allowed to charge for administering Stakeholders’ Pensions, the simplified individual pensions promoted by the new legislation. As a result of this legislative change and the ensuing pricing and competitive pressure, the profitability of operating in the U.K. life insurance market could be adversely affected in future periods.

Our asset management operations are subject to securities laws, which are primarily intended to protect investors in the securities markets or investment advisory clients and generally grant supervisory authorities broad administrative powers. Changes to these laws and regulations could have a material adverse effect on our asset management operations and on the company as a whole.

IF OUR ESTABLISHED CLAIMS RESERVES ARE INSUFFICIENT OUR EARNINGS WILL BE ADVERSELY AFFECTED

In accordance with industry practice and accounting and regulatory requirements, we establish reserves for claims and claims expenses related to our property & casualty and international insurance businesses. We do not discount our insurance reserves for claims and claims-handling expenses unless final settlement has been agreed and the payments are generally fixed over a period of time.

The process of estimating the insurance claims reserves is based on information available at the time the reserves are originally established. However, claims reserves are subject to change due to the number of variables which affect the ultimate cost of claims, such as:

  development in claims (frequency, severity and pattern of claims) between the amount estimated and actual experience;
  changes arising due to the time lag between the occurrence of the insured event, notification of the claim (from the insured party, a third party or a ceding company) and the final settlement (payment) of the claim, primarily attributable to long tail casualty claims that may take several years to settle due to the size and nature of the claim, and the occurrence of large natural catastrophes late in the financial year for which limited information may be available at year end;
  judicial trends;
  regulatory changes; and
  inflation and foreign currency fluctuations.

As a result, actual losses may deviate from the original gross reserves established. Consequently, the reserve may be re-estimated reflecting those changes resulting in loss reserve redundancies (in cases where the original gross claims reserve was overstated) or deficiencies (in cases where the original gross claims reserve was understated). In addition, certain of our property & casualty operations are required by local regulations in the countries in which they operate to establish equalization reserves for catastrophe risks characterized by high costs and low frequency.

We continually review the adequacy of the established claims reserves, including emerging claims development, and actual claims compared to the original assumptions used to estimate initial gross claims reserves. Based on current information available, we consider that these provisions are sufficient. However, because the establishment of claims reserves is an inherently uncertain process, we cannot assure you that ultimate losses will not materially exceed our claims reserves and have a material adverse effect on our earnings.

As with other property & casualty insurers and reinsurers, our operating results and financial condition can be adversely affected by volatile and unpredictable natural and man-made disasters, such as hurricanes, windstorms, earthquakes, fires and explosions. We generally seek to reduce our exposure to these events through individual risk selection and the purchase of reinsurance. We have experienced in the past, and could experience in the future, material losses from such catastrophic events.

OUR ACQUISITIONS MAY DIVERT MANAGEMENT AND MAY INVOLVE RISK OF UNDISCLOSED LIABILITIES

While management is currently focused on increasing synergies, operating efficiencies and profitability of AXA rather than on growth through acquisitions, in recent years we have completed a number of acquisitions around the world and we may make further acquisitions in the future. Growth by acquisition involves risks that could adversely affect our operating results, including the substantial amount of management time that may be diverted from operations to pursue and complete acquisitions, difficulties in managing and integrating the additional operations and personnel of acquired companies, significant delays in completing the integration of acquired companies and the potential loss of key employees or customers of these companies. Our acquisitions could result in the incurrence of additional indebtedness, costs, contingent liabilities and amortization expenses related to goodwill and other intangible assets, all of which could materially adversely affect our businesses, financial condition and results of operations. Future acquisitions may also have a dilutive effect on the ownership and voting percentages of existing shareholders.

The businesses we have acquired include life & savings, property & casualty insurance, asset management and retail banking operations. There could be unforeseen liabilities that arise out of the businesses we have acquired and may acquire in the future which may not be covered by, or exceed the amount of, the indemnification obligations of sellers.

AS A GLOBAL BUSINESS, WE ARE EXPOSED TO DIFFERENT LOCAL POLITICAL, REGULATORY AND BUSINESS RISKS AND CHALLENGES WHICH MAY AFFECT THE DEMAND FOR OUR PRODUCTS AND SERVICES, THE VALUE OF OUR INVESTMENTS PORTFOLIO AND THE CREDIT QUALITY OF LOCAL COUNTERPARTIES

We offer our products and services in Europe, North and South America, the Asia/Pacific zone, the Middle East, and Africa through wholly-owned and majority-owned subsidiaries, joint ventures, companies in which we hold a non-controlling equity stake, agents and independent contractors. Our international operations expose us to different local political, regulatory, business and financial risks and challenges which may affect the demand for our products and services, the value of our investment portfolio, the required levels of our capital and surplus, and the credit quality of local counterparties. These risks include, for example, political, social or economic instability in countries in which we operate, fluctuations in foreign currency exchange rates, credit risks of our local borrowers and counterparties, lack of local business experience in certain markets, risks associated with the exposure to insurance industry insolvencies through policyholder guarantee funds or similar mechanisms set up in foreign markets and, in certain cases, risks associated with the potential incompatibility with foreign partners, especially in countries in which we are conducting business through entities we do not control.

Our expansion in emerging markets requires us to respond to rapid changes in market conditions in these countries. Our overall success as a global business depends, in part, upon our ability to succeed in differing economic, social and political conditions. We may not continue to succeed in developing and implementing policies and strategies that are effective in each location where we do business.

THE TERRORIST ATTACKS ON THE UNITED STATES AND ENSUING EVENTS MAY HAVE A CONTINUING NEGATIVE IMPACT ON CERTAIN OF OUR BUSINESSES

Our losses arising from insurance claims in connection with the terrorist attacks on September 11, 2001 had a negative effect on our net income. The estimated cost for AXA for the year ended December 31, 2001, based on information available at such date, amounted to €846 million (before tax and net of reinsurance), or €561 million net of tax and reinsurance. These estimates are based on the best information available to management; however, they may be affected by a number of factors including, for example, possible bankruptcies of reinsurers who provide coverage to us and/or an adverse outcome of the litigation currently pending in New York as to whether the terrorist attack on the World Trade Center constitued a single insurable incident ot two separate incidents. Consequently, there can be no assurance that AXA’s ultimate exposure will not be greater than these estimates.

At this time, we cannot assess the future effects of the terrorist attacks, the ensuing U.S. military and other responsive actions and the possibility of further terrorist attacks, on our businesses. The terrorist attacks and responsive actions have significantly adversely affected general economic, market and political conditions, increasing many of the risks in our businesses noted in the previous risk factors. This may have a negative effect on our businesses and results of operations over time. In particular, the declines and volatility in share prices experienced following the reopening of the United States equity markets following the attacks have contributed and may continue to contribute to a decline in assets under management, which in turn could have a negative effect on fees we earn based on the value of assets under management.

Our general account investment portfolios, and particularly those of our US subsidiaries, include investments, primarily comprised of fixed maturity securities, in industries that we believe may be adversely affected by the terrorist attacks and responsive actions, including airlines, lodging and entertainment companies and non-life insurance companies. We also have equity securities in these industries. The effect of these events on the valuation of these investments is uncertain and could lead to increased impairments. The cost, and possibly the availability, in the future of reinsurance covering terrorist attacks for our various insurance operations is uncertain. In addition, the rating agencies could reexamine the ratings affecting the insurance industry generally, including our companies.

WE MAY BE UNABLE TO RETAIN PERSONNEL WHO ARE KEY TO OUR BUSINESS

As a global financial services enterprise with a decentralized management structure, we rely to a considerable extent on the quality of local management in the various countries in which we operate. The success of our operations is dependent, among other things, on our ability to attract and retain highly qualified professional personnel. While management believes that it has been able to attract and currently has in place local management personnel of the highest quality, competition for key personnel in most countries in which we operate is intense. Our ability to attract and retain key personnel, in particular senior officers, experienced portfolio managers, mutual fund managers and sales executives, is dependent on a number of factors, including prevailing market conditions and compensation packages offered by companies competing for the same talent, which, may offer compensation packages that include considerable equity based incentives through stock option or similar programs.

FINAXA MAY TERMINATE THE LICENSING TO AXA OF THE AXA TRADEMARK THAT WE CONSIDER TO BE IMPORTANT TO THE MARKETING OF OUR PRODUCTS AND SERVICES

The name “AXA” and the AXA trademark are owned by Finaxa. On May 21, 1996, the Company and Finaxa entered into a licensing agreement pursuant to which Finaxa has:

  granted us a non-exclusive license to use the AXA trademark in the jurisdictions in which we currently have operations and in any additional jurisdictions in which the AXA trademark is registered, and agreed not to grant licenses to use the AXA trademark to any other company or partnership unless (i) that company or partnership holds an ownership interest in Finaxa or (ii) Finaxa and/or AXA hold, directly or indirectly, an interest in that company or partnership.

The non-exclusive license grants us the right, subject to the prior written approval of Finaxa, to grant sublicenses to companies controlled, directly or indirectly, by us. Finaxa has no obligation to grant any such approval. Over the past several years, a number of our principal subsidiaries around the world have begun to use the AXA name pursuant to sublicenses granted by us. We are obligated to pay Finaxa pursuant to the licensing agreement an annual fee of €762,245 as well as 50% of any net royalties we receive from sublicensees. The non-exclusive license to us may be terminated at any time by either party, three months after delivery to the other party of a written notice of termination. Finaxa has, however, agreed not to exercise its right to terminate the license to us so long as Finaxa is our largest shareholder. Upon termination, we and our subsidiaries are required to cease utilization of the AXA trademark and any sublicenses will immediately terminate. In the event that Finaxa ceases to be our single largest shareholder, Finaxa may decide at a future date to terminate the non-exclusive license of the AXA trademark to us or to seek to alter the terms upon which the license is granted in a way unfavorable to us. Our inability to use the AXA trademark or any adverse change to the terms of the license could have a negative impact on the marketing of our products and services and on our profitability.

AS A HOLDING COMPANY, WE ARE DEPENDENT UPON OUR SUBSIDIARIES TO COVER OUR OPERATING EXPENSES AND DIVIDEND PAYMENTS

Our insurance and financial services operations are generally conducted through direct and indirect subsidiaries. As a holding company, our principal sources of funds are dividends from subsidiaries and funds that may be raised from time to time through the issuance of debt or equity securities or through bank or other borrowings. As of December 31, 2001, the Company had amounts owed to credit institutions of €145 million, outstanding subordinated debt instruments issued, including accrued interest, of €7,885 million and outstanding non-subordinated debt instruments issued, including accrued interest, of €2,084 million (2000: €186 million, € 7,236 million and €2,277 million, respectively).

At December 31, 2001 and on a consolidated basis, AXA had amounts owed to credit institutions of €6,608 million, outstanding subordinated debt instruments issued, including accrued interest, of €8,868 million and outstanding non-subordinated debt instruments issued of €6,140 million (2000: €9,412 million, €8,261 million and €6,897 million).

We expect that dividends received from subsidiaries will continue to cover our operating expenses, including interest payments on our outstanding financing, operating and subordinated debt and dividend payments with respect to our ordinary shares during each of the next three years. We expect that future acquisitions and strategic investments will be funded from available cash flow remaining after payment of dividends and operating expenses (including interest expense), cash on hand from previous securities offerings, proceeds of future offerings of securities, and proceeds from the sale of non-core assets. Certain of our significant subsidiaries, including AXA France Assurances, AXA Financial, AXA UK Holdings (formerly, Sun Life & Provincial Holdings), AXA Japan, AXA Asia Pacific Holdings, and AXA Germany are also holding companies and are dependent on dividends from their own subsidiaries for funds to meet their obligations. In addition, certain of our principal insurance subsidiaries are subject to restrictions on the amount of dividends and debt repayments that can be paid to us and our affiliates. While we do not believe that these restrictions constitute a material limitation on our ability to meet our obligations or pay dividends on our shares, these restrictions may constitute a material limitation in the future.

WE HAVE RETAINED CONTINGENT LIABILITIES FROM DISCONTINUED, DIVESTED AND RUN-OFF BUSINESSES THAT MAY RESULT IN INCOME STATEMENT CHARGES

We have retained insurance or reinsurance obligations and other contingent liabilities in connection with our divestiture, liquidation or run-off of various businesses, and our reserves for these obligations and liabilities may prove to be inadequate. For example, in connection with the sale, liquidation or run-off of certain of our operations including Banque Worms and various subsidiaries of Guardian Royale Exchange, we have retained certain liabilities and/or given contractual indemnities or other guaranties against certain types of potential liabilities. The costs and liabilities associated with our divested and run-off businesses and other contingent liabilities could cause us to take additional charges that could be material to our results of operations.

JUDGMENTS OF U.S. COURTS MAY NOT BE ENFORCEABLE AGAINST US

Judgments of U.S. courts, including those predicated on the civil liability provisions of the Federal securities laws of the United States, may not be enforceable in French courts. As a result, our shareholders who obtain a judgment against us in the United States may not be able to require us to pay the amount of the judgment.

Risks related to ownership of AXA ADSs

THE TRADING PRICE OF AXA ADSS AND DIVIDENDS PAID ON AXA ADSS MAY BE MATERIALLY ADVERSELY AFFECTED BY FLUCTUATIONS IN THE EXCHANGE RATE FOR CONVERTING EURO INTO U.S. DOLLARS

Fluctuations in the exchange rate for converting Euro into U.S. dollars may affect the value of AXA ADSs. Specifically, as the relative value of the Euro against the U.S. dollar declines, each of the following values will also decline:

  the U.S. dollar equivalent of the Euro trading price of AXA ordinary shares on the Paris Bourse, which may consequently cause the trading price of AXA ADSs in the United States to also decline;
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

THE HOLDERS OF AXA ADSs MAY NOT BE ABLE TO EXERCISE THEIR VOTING RIGHTS DUE TO DELAYS IN NOTIFICATION TO AND BY THE DEPOSITARY

The depositary for the AXA ADSs may not receive voting materials for AXA ordinary shares represented by AXA ADSs in time to ensure that holders of AXA ADSs can instruct the depositary to vote their shares. In addition, the depositary’s liability to holders of AXA ADSs for failing to carry out voting instructions or for the manner of carrying out voting instructions is limited by the deposit agreement governing the AXA American Depositary Receipt facility. As a result, holders of AXA ADSs may not be able to exercise their right to vote and may not have any recourse against the depositary or AXA if their shares are not voted as they have requested.

HOLDERS OF AXA ADSs WILL HAVE LIMITED RECOURSE IF AXA OR THE DEPOSITARY FAILS TO MEET THEIR OBLIGATIONS UNDER THE DEPOSIT AGREEMENT OR IF THEY WISH TO INVOLVE AXA OR THE DEPOSITARY IN A LEGAL PROCEEDING

The deposit agreement expressly limits the obligations and liability of AXA and the depositary. Neither AXA nor the depositary will be liable if they:

  are prevented, delayed or forbidden from performing any obligation by circumstances beyond their control, exercise or fail to exercise discretion under the deposit agreement, or take any action based upon the advice of, or information from, legal counsel, accountants, any person presenting ordinary shares for deposit, any holder or owner of an AXA ADR or any other person believed by it in good faith to be competent to give such advice or information.

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

Item 4: Information on the Company

Introduction

The Company is the holding company for AXA, a worldwide leader in financial protection and wealth management. AXA is the largest French insurance group and one of the largest insurance groups in the world, with consolidated gross revenues of €74.8 billion for the year ended December 31, 2001. AXA is also one of the world’s largest asset managers, with total assets under management as at December 31, 2001 of € 910 billion, including assets managed on behalf of third party clients of €507 billion. Based on available information at December 31, 2000, AXA was the world’s fourth largest asset manager with total assets under management of €895 billion.

AXA operates primarily in Western Europe, North America and the Asia Pacific region and, to a lesser extent, in other regions including the Middle East, Africa and South America. AXA has five operating business segments: life & savings, property & casualty, international insurance (including reinsurance), asset management, and other financial services. In addition, various holding companies within the AXA group conduct certain non-operating activities. The tables below summarize certain key financial data by segment for the periods and as at the dates indicated.

	Years ended December 31,
(in euro millions, except percentages)	2001		2000		1999

Consolidated gross premiums and financial
services revenues
– Life & Savings[1]	48,399	65%	45,997	58%	37,091	56%
– Property & Casualty	15,896	21%	15,579	19%	13,593	20%
– International insurance	5,678	8%	3,651	5%	3,109	5%
– Asset management	3,730	5%	2,984	4%	1,928	3%
– Other financial services	1,128	2%	11,760	15%	10,806	16%

Consolidated gross premiums and financial
services revenues	74,832	100%	79,971	100%	66,528	100%

Adjusted earnings[2]
– Life & Savings	1,225	81%	1,437	58%	1,121	54%
– Property & Casualty	182	12%	408	16%	630	30%
– International insurance	(378)	(25%)	153	6%	(46)	(2%)
– Asset management	346	23%	211	9%	99	5%
– Other financial services	144	9%	273	11%	264	13%

Adjusted earnings from operating segments	1,519	100%	2,482	100%	2,069	100%

– Holding companies	(318)		58		(23)

Adjusted earnings	1,201		2,540		2,045

– Impact of exceptional operations	–		1,643		156
– Goodwill amortization	(681)		(279)		(180)

Net income	520		3,904		2,021

(1)	Gross premiums received from policyholders in respect of life & savings products which are classified as “universal life” or “investment contracts” (such as, separate account (unit-linked) products) for U.S. GAAP, are recorded as revenue under French GAAP. Under U.S. GAAP, such amounts received are recorded as deposits, and only the policy-related fees charged to the policyholders for cost of insurance, administration, investment management, etc, are recorded as revenue.
(2)	Adjusted earnings represents AXA’s consolidated net income before the impact of exceptional operations and amortization of goodwill. Adjusted earnings is a non-GAAP measure, which management believes provides a meaningful understanding of the results. It should be noted that this information may not be comparable with similarly-titled measures reported by other companies as it is not defined under either French GAAP or US GAAP.

	2001	2000[2]	1999[2]

For the years ended December 31,
Net income per ordinary share (in euros)
Basic	0.30	2.57	1.43
Diluted	0.32	2.44	1.35
Adjusted earnings per ordinary share (in euros)[1]
Basic	0.70	1.67	1.45
Diluted	0.70	1.60	1.37

At December 31,
Shareholders’ equity (in euro millions)	24,780	24,322	16,358
Shareholders’ equity per ordinary share (in euros)	14.2	14.6	11.5
Average share price (in euros)	30.3	37.9	30.6
Share price as at December 31 (in euros)	23.5	38.5	34.6

(1)	Adjusted earnings: refer to footnote (2) in the preceeding table.
(2)	The per ordinary share price data in the table for 2000 and 1999 have been restated to take account of the 4-for-1 stock split approved by AXA shareholders at the general meeting of the shareholders held on May 9, 2001.

	Total Assets Under Management
	At December 31,
(in euro millions)	2001	2000[1]	1999[1]

AXA (general account assets)	287,728	305,546	291,633
Separate account (unit-linked) assets	115,723	117,261	109,647

Subtotal	403,451	422,807	401,279
Managed on behalf of third parties	506,546	471,674	382,163

TOTAL	909,997	894,481	783,443

(1) Restated in respect of AXA only, due to changes in presentation in accordance with new French Regulations effective January 1, 2001.

For additional information on AXA’s business segments, see “Item 5 – Operating and Financial Review and Prospects – Operating Results by Segment” and note 31 to the consolidated financial statements included in Item 18 of this annual report.

For information regarding the impact of the September 11, 2001 U.S. terrorist attacks on AXA’s operations, see “Item 5 – Operating and Financial Review and Prospects – Year 2001 Operating Highlights”.

AXA’S strategy

AXA aims to be the world leader in financial protection and wealth management.

AXA seeks to protect its clients against a variety of risks and help them build wealth over their lifetime. It does so by providing insurance, reinsurance, investment management, financial advice and related financial services.

AXA is a global company and offers its services in the world’s major developed markets. It is also present in a number of other markets where sizeable businesses can be developed ethically and profitably.

AXA capitalizes on its core strengths: over 50 million clients worldwide; a 44,000-strong captive distribution force; a global brand; unique product skills in areas as diverse as insurance underwriting, long-term investments, and financial advice, all on a scale that enables AXA to leverage best practices and operations platforms across the group.

In realizing its vision, AXA strives to fulfill the needs of its three constituents:

  Clients. AXA addresses the needs of individual clients, as well as, the needs of small to medium-sized companies, either directly or through proprietary and third party distribution channels. AXA also serves institutional and large corporate clients by leveraging strong market positions and generating synergies with other lines of business. AXA answers the needs of these clients by offering best-in-class advice, products and service.
  Employees and sales associates. AXA values courage, loyalty, team spirit, pride, ambition, imagination, pragmatism and commitment to excellence. By promoting these values, AXA strives to attract, develop and reward talent in its core activities so as to be a leader in each local market in terms of compensation, training, coaching and mobility, as well as one of the most attractive companies to work for in the global financial services industry.
  Shareholders. AXA intends to be one of the largest financial services providers by market capitalization in order to maintain flexibility and seize attractive external and organic growth opportunities. In addition, AXA aims to provide its shareholders with attractive total returns, derived from steady growth in earnings per share and embedded value.

To achieve its vision, AXA has identified three business objectives:

  the implementation of aggressive operating priorities;
  a more focused geographical presence aimed at “leadership or exit”, and opportunistic acquisitions centered on Western Europe, the United States and selected Asian markets.

Over the next three years, AXA intends to reach its objectives primarily through organic growth and the success of its operating strategies. Its operational priorities are as follows.

  Improved offering to clients: financial advice, backed by an enlarged product and service offering including third-party “best-of-breed” products; higher service quality and client satisfaction; more focus on “mass affluent” clients, supported by effective Customer Relationship Management tools and processes;
  Improved distribution capability: more training and resources for AXA’s captive distribution forces; the expansion of third-party distribution channels; the implementation of “open architecture” distribution (whereby AXA sells its own products plus the products of third parties, and vice versa) whenever it is a source of competitive advantage;

  Improved economic efficiency: group-wide optimization and standardization of core processes such as underwriting and claims handling; consolidation and leveraging of group-wide resources such as developments in information technology, resources and platforms; and
  Financial priorities: increasing the market capitalization of the Company to rank among the five largest global financial services firms, and generating steady improvement in returns as measured by growth in adjusted earnings per share, adjusted return on equity, annual growth in embedded value, and a lower consolidated combined ratio (in respect of our property & casualty business).

History and development

The founding predecessor of AXA was organized under the laws of France in 1852. The Company’s corporate existence will continue, subject to dissolution or prolongation until December 31, 2059.

AXA originated from several French regional mutual insurance companies, known collectively as “les Mutuelles Unies”:

  In 1982, les Mutuelles Unies took control of Groupe Drouot and following this transaction the new group began operating under the name of AXA.
  In 1986, AXA obtained control of Groupe Présence and, in 1988, transferred its insurance businesses to Compagnie du Midi and operated under the name of AXA Midi, which subsequently reverted back to the AXA name. Two years later, the French insurance operations were reorganized to operate by distribution channel.
  In 1992, AXA took control of the Equitable Companies Incorporated following the demutualization of Equitable Life. In 1999, the Equitable Companies Incorporated adopted the name AXA Financial, Inc. (“AXA Financial”).
  In 1995, AXA obtained a majority ownership interest in National Mutual Holdings following its demutualization. National Mutual Holdings recently changed its name to AXA Asia Pacific Holdings Ltd.
  In 1997, AXA merged with Compagnie UAP. This transaction enabled AXA to significantly increase its size and reinforce its strategic positions, especially in Europe.
  In 1998, AXA purchased the minority interests of AXA Royale Belge and, in 1999, acquired Guardian Royal Exchange in Great Britain through its subsidiary Sun Life & Provincial Holdings (“SLPH”). The Guardian Royal Exchange acquisition allowed AXA to further establish its positions in both the United Kingdom and Germany.
  In 2000, AXA acquired a majority ownership interest in “Nippon Dantaï Life Insurance Company”, resulting in a new company called “AXA Nichidan”. In addition, in July 2000 AXA increased its interest in SLPH from 56.3% to 100%. In August 2000, AXA sold its interest in Donaldson Lufkin & Jenrette to Credit Suisse Group, which was completed in November 2000. In October 2000, Alliance Capital, a subsidiary of AXA Financial, acquired the U.S. asset management company Sanford C. Bernstein. In December 2000, AXA acquired the remaining minority interests in AXA Financial, which is now a 100% owned subsidiary of AXA.

AXA continues to consider opportunities that will increase the size and geographical diversity of its worldwide operations in insurance and asset management in conjunction with its strategy. For further details on significant transactions undertaken by AXA during 2001, see “Item 5 – Operating and Financial Review and Prospects – Year 2001 Operating Highlights” and note 4 to the consolidated financial statements included in Item 18 of this annual report.

For information relating to the ownership structure of the Group, see “Item 7 - Major Shareholders and Related Party Transactions”, included elsewhere in Item 7 of this annual report.

AXA is a French société anonyme à directoire et conseil de surveillance (a form of limited liability company) with a Management Board and a Supervisory Board. The Company’s headquarters are located at 25, avenue Matignon 75008 Paris, France and its telephone number is (331) 40 75 57 00. For information on AXA’s principal trading market for its ordinary shares and ADSs, see “Item 9 – The Offer and Listing” included elsewhere in this annual report.

SIGNIFICANT ACQUISITIONS

Since 1991, AXA has undertaken a number of significant acquisitions and investments. A summary of these significant transactions is provided below.

Amounts invested

	TOTAL
(in euro billions)	1991-2001	2001	2000	1999	1991 to 1998

North America
AXA Financial, Inc.	12.8	–	11.3	0.2	1.3
Sanford C. Bernstein Inc.	4.0	–	4.0	–	–
Donaldson, Lufkin & Jenrette[1]	0.3	–	–	–	0.3

Asia / Pacific
Nippon Dantaï	2.0	–	2.0	–	–
AXA Asia Pacific Holdings	0.7	0.1	–	–	0.6
AXA China Region	0.5	–	0.5	–	–

Europe
Compagnie UAP	5.7	–	–	0.1	5.6
Sun Life & Provincial Holdings	3.7	–	3.7	–	–
Royale Belge and ANHYP	3.5	–	–	0.1	3.4
Guardian Royal Exchange[2]	2.1	–	–	2.1	–
AXA Reinsurance and Abeille Re	0.9	–	–	–	0.9
AXA Colonia[2]	0.7	–	0.1	0.5	0.1
AXA Aurora	0.2	–	0.2	–	–

Investment in start up operations[3]	0.4	–	–	0.1	0.3

TOTAL	37.5	0.1	21.8	3.1	12.5

(1)	Donaldson, Lufkin & Jenrette was sold on November 3, 2000, see “Significant Divestitures” below.
(2)	AXA from time to time acquires AXA Konzern shares through open market purchases and, as a result, AXA’s ownership interest in AXA Konzern has increased from 69% at December 31, 1997 to 91% at December 31, 2001. In addition, in connection with the acquisition of Guardian Royal Exchange in 1999, AXA Konzern acquired an 83.7% interest in Albingia. During 2000, AXA Konzern increased its ownership interest in Albingia to 99%.
(3)

Represents investment in property & casualty direct marketing operations (France, Germany, Spain and Japan) and life & savings operations in Japan (prior to its integration with the Nippon Dantaï operations acquired in March 2000) and in China.

• In 2001, there have been no significant acquisitions undertaken by AXA. However, on January 2, 2001 the acquisition of the minority interests in AXA Financial was completed. AXA Merger Corp., a company created to effectuate the transaction, was merged with and into AXA Financial. The remaining minority interests in AXA Financial were converted into US$35.75 in cash and 0.295 of an AXA ADS, which increased AXA’s shareholders’ equity by €737 million, and AXA Financial became a wholly-owned subsidiary of AXA. For further information on this transaction, refer to note 4 to the consolidated financial statements included elsewhere in this annual report.

• In 2000:
	–	AXA acquired over 95% of Nippon Dantaï Life Insurance Company Ltd. (“Nippon Dantaï”) in March 2000. As a result of this acquisition, AXA increased significantly its presence in the Japanese Life & Savings market as Nippon Dantaï was the 13th largest life insurance company and the 2nd largest stock life (non-mutual) insurance company in Japan at that time. Subsequent to this acquisition, the operations of Nippon Dantaï have been merged under AXA Insurance Holding Co. Ltd. and now operate through the subsidiaries AXA Life Insurance Co. Ltd. and AXA Group Life Insurance Co. Ltd., referred to as AXA Life Japan.

	–	Alliance Capital Management L.P (“Alliance Capital”), a subsidiary of AXA Financial, acquired substantially all of the assets and assumed substantially all of the liabilities of Sanford C. Bernstein, Inc., a U.S. based asset manager with assets under management of approximately US$90 billion (€96 billion) at the date of the acquisition (October 2, 2000).
	–	AXA acquired the remaining 44%, 40%, 26% and 30% minority interests, respectively, in AXA UK Holdings, formerly Sun Life & Provincial Holdings (United Kingdom), in AXA Financial (United States), in AXA China Region (based in Hong Kong and owned by AXA Asia Pacific Holdings), and in AXA Aurora, in which the minority interest was held by Banco Bilbao Vizcaya SA (“BBVA”).
•	In 1999, AXA acquired Guardian Royal Exchange (which we refer to in this annual report as “GRE”) through AXA UK Holdings (formerly Sun Life & Provincial Holdings). Based in London, GRE’s principal operations were in the United Kingdom, Ireland, and Germany. As a result of this acquisition, AXA increased its presence in the property & casualty insurance markets in these countries and in the UK health insurance market.
•	In 1998, AXA acquired the 51% minority interest in Royale Belge through a public exchange offer.
Royale Belge is now a wholly-owned subsidiary of AXA. In addition, Royale Belge acquired ANHYP
(a Belgian savings bank) and merged it with AXA’s existing Belgian bank, IPPA, in early 2000 to create AXA Bank Belgium. AXA Royale Belge was subsequently renamed AXA Belgium in February 2002.
•	In 1997, AXA acquired Compagnie UAP (“UAP”), a French holding company for a group of insurance and financial services companies, through a public exchange offer. This acquisition increased significantly AXA’s operations in particular, in Western Europe.
•	In 1995, AXA acquired a controlling equity interest in National Mutual Holdings (renamed AXA Asia Pacific Holdings), in connection with the demutualization of its subsidiary National Mutual Life Association of Australasia (“National Mutual Life”).
•	In 1991, AXA invested U.S. $1.0 billion in The Equitable Life Assurance Society of the United States (“Equitable Life”), in anticipation of Equitable Life’s demutualization. Following the demutualization of Equitable Life in 1992, AXA’s initial investment was converted into a controlling equity interests in The Equitable Companies, Incorporated (subsequently renamed AXA Financial, Inc.), the holding of Equitable Life.

SIGNIFICANT DIVESTITURES

AXA has also sold a number of non-strategic assets and operations that are summarized below.

  In 2001, AXA completed the sale of Banque Worms to Deutsche Bank. Under the terms of the agreement, AXA retained some of the assets, including those relating to discontinued business activities and a majority of its security portfolio and provided certain guarantees on potential non-performing loans.
  In 2000, the Company, AXA Financial and certain of its affiliates sold their 71% equity interest in Donaldson, Lufkin & Jenrette to Credit Suisse Group for U.S.$7.3 billion (approximately €8.4 billion at transaction date1). The consideration included cash in the amount of U.S.$2.4 billion and 25.7 million shares of Credit Suisse Group. As at January 31, 2001, AXA had sold all of the shares of Credit Suisse Group received in this transaction.
  AXA has sold certain non-strategic GRE subsidiaries, including Guardian Life in the United Kingdom (July 1999), and Le Foyer Finance in Luxembourg and Guardian National Insurance in South Africa (December 2000).
(1)	U.S. dollar amount has been translated to euro using the Euro Noon Buying Rate on November 3, 2000 of Euro 1.00 = U.S. $0.861), being the date the sale was completed.

AXA Group Simplified organization chart as of 31/12/2001

Set forth is a simplified organisation chart of AXA as at December 31,2001. For additional information concerning subsidaries of the Company,please see note 3 to the consolidated financial statements.

Please note that the percentage on the left represents the economic interest and the percentage on the right represents the percentage of control.

Insurance

America				Europe

UNITED STATES		GERMANY		FRANCE		THE NETHERLANDS

AXA FINANCIAL (a)		AXA KONZERN		AXA FRANCE ASSURANCE (b)		AXA VERZEKERINGEN
100%	100%	90%	100%	100%	100%	100%	100%

CANADA						PORTUGAL

AXA ASSURANCES		AXA ART				AXA SEGUROS
100%	100%	90%	100%			99%	100%

				HUNGARY		UNITED KINGDOM

AXA INSURANCE				AXA BIZTOSITO		AXA SUN LIFE
100%	100%			90%	100%	100%	100%

		AUSTRIA		ITALY

		AXA VERSICHERUNG		AXA ASSICURAZIONI		AXA INSURANCE
Africa		90%	100%	100%	100%	100%	100%

MOROCCO		BELGIUM		IRELAND

AXA ASSURANCE MAROC		AXA BELGIUM (d)		AXA IRELAND		AXA PPP
51%	100%	100%	100%	100%	100%	100%	100%

		SPAIN		LUXEMBOURG		SWITZERLAND

		AXA AUDORA		AXA LUXEMBOURG		AXA ASSURANCES
		100%	100%	100%	100%	100%	100%

						TURKEY

		DIRECT SEGUROS				AXA OYAK
		50%	50%			50%	50%

The percentage on the left represents the economic interest and the percentage on the right represents the percentage of control

(a) Holding owning The Equitable Life Assurance Society of the United States
 (b) Holding owning  AXA Assurances, AXA Courtage, AXA Conseil, AXA Collectives and Direct Assurance
 (c) Holding owning The National Mutual Life Association of Australasia
 (d) New corporate name as of February 1st 2002

Asia/Pacific		International Insurance		Asset Management		Other Financial Services

AUSTRALIA/ NEW ZEALAND						GERMANY

AXA ASIA PACIFIC(c)		AXA CORPORATE SOLUTIONS		AXA INVESTMENT MANAGERS		AXA FRANCE ASSURANCE (b)
51%	100%	100%	100%	94%	100%	100%	100%

CHINA

AXA MINMETALS		AXA ASSISTANCE		AXA REAL ESTATE INVESTMENT MANAGERS		AXA BANK
39%	51%	100%	100%	100%	100%	90%	100%

HONG KONG						BELGIUM

AXA CHINA REGION				ALLIANCE CAPITAL MANAGEMENT		AXA BANK BELGIUM
51%	100%			53%	53%	100%	100%

JAPAN						FRANCE

AXA LIFE				AXA ROSENBERG		COMPAGNIE FINANCIERE DE PARIS
96%	100%			47%	50%	100%	100%

AXA DIRECT JAPAN				NATIONAL MUTUAL FUND MANAGEMENT		AXA BANQUE
100%	100%			51%	100%	100%	100%

SINGAPORE						AXA CREDIT
						65%	65%
AXA LIFE

51%	100%

AXA INSURANCE

100%	100%

Ratings

The Company and certain of its insurance subsidiaries are rated by recognized rating agencies.
The significance of individual ratings varies from agency to agency. In the opinion of the rating agencies, companies assigned ratings at the top end of the range have a stronger capacity to repay debt and make payment on claims compared to companies assigned ratings at the lower end of the range, as they have a weaker capacity.

Insurance rating agencies focus on the financial strength of the insurance company and its capacity to meet the obligations arising on insurance policies. Certain of these agencies and their respective insurance rating scales are set out below.

Rating Agency	Highest Rating	Lowest Rating

Standard & Poor’s Corp. (“Standard & Poor’s”)	AAA	R
	(“extremely strong”)	(“regulatory action”)
Moody’s Investor Services (“Moody’s”)	Aaa	C
	(“extremely strong”)	(“lowest”)
Fitch, Inc. (“Fitch”)	AAA	D
	(“extremely strong”)	(“order of liquidation”)

Debt ratings focus on the likelihood that the company will make timely payments of principal and interest.
The rating scales for the agencies above are set out below.

Rating Agency	Highest Rating	Lowest Rating

Standard & Poor’s	AAA	D
	(“extremely strong”)	(“default”)
Moody’s	Aaa	C
	(“best”)	(“lowest”)
Fitch	AAA	D
	(“highest”)	(“default”)

The commercial paper rating scales for the agencies above are as follows:

Rating Agency	Highest Rating	Lowest Rating

Standard & Poor’s	A-1	D
	(“extremely strong”)	(“default”)
Moody’s	Prime-1 or P-1	Not Prime
	(“superior”)	(“Not Prime”)
Fitch	F-1	D
	(“highest”)	(“default”)

The relevant ratings for the Company and its principal insurance subsidiaries are as follows:

2001
	Agency		Rating

Insurer Financial Strength Ratings
The Company’s principal insurance subsidiaries	Standard & Poor’s		AA
	Moody’s		Aa3
	Fitch		AA

Ratings of the Company’s Long Term and Short Term Debt
Senior Debt	Standard & Poor’s		A+
	Moody’s		A1
	Fitch		A+
Long Terms Subordinated Debt	Standard & Poor’s		A–
	Moody’s		A2
	Fitch		A– (not dated)
A (dated)
Short Term Debt (Commercial Paper)	Standard & Poor’s		A-1
	Moody’s		P-1
	Fitch		F-1

The ratings set forth above may be subject to revision or withdrawal at any time by the assigning rating organization. None of these ratings are an indication of the historic or potential performance of the Company’s ordinary shares, ADSs, ADRs or debt securities and should not be relied upon with respect to making an investment in any of these securities.

Business overview

The table below presents AXA’s consolidated gross premiums and financial services revenues by segment for each of its major geographic markets for the years indicated.

Breakdown of AXA’s gross premiums and financial services revenues

Years ended December 31,

	2001		2000		1999
	Segment	Market	Segment	Market	Segment	Market
	contribution	contribution	contribution	contribution	contribution	contribution
	(%)	to total	(%)	to total	(%)	to total
		segment (%)		segment (%)		segment (%)

Total gross premiums and
financial services revenues	74,832		79,971		66,528

Life & Savings	65%		58%		56%
France		23%		27%		28%
United States		24%		27%		29%
United Kingdom		19%		17%		19%
Asia / Pacific		20%		15%		8%
Germany		6%		6%		7%
Belgium		3%		2%		2%
Other		5%		5%		5%

Property & Casualty	21%		19%		20%
France		26%		26%		29%
Germany		20%		20%		20%
United Kingdom		16%		17%		15%
Belgium		8%		8%		9%
Other		30%		29%		27%

International Insurance	8%		5%		5%
AXA Corporate Solutions		93%		90%		91%
Assistance		7%		9%		9%
Other		0%		1%		0%

Asset Management	5%		4%		3%
Alliance Capital		86%		86%		87%
AXA Investment Managers		13%		13%		12%
National Mutual Funds
Management		1%		1%		1%

Other Financial Services	2%		15%		16%
Donaldson, Lufkin & Jenrette[1]		–		91%		89%
Other financial services
and real estate companies		100%		9%		11%

(1) Represents the 71% equity interest held in Donaldson, Lufkin & Jenrette that was sold on November 3, 2000.

Segment information

LIFE & SAVINGS SEGMENT

AXA’s Life & Savings Segment offers a broad range of life insurance products including retirement products as well as health insurance products for both individuals and groups (that is corporate clients), with an emphasis on savings-related products including separate account (unit-linked) products. The Life & Savings Segment accounted for €48.4 billion or 65% of AXA’s consolidated gross premiums and financial services revenues for the year ended December 31, 2001 (2000: €46.0 billion or 58%, respectively, or 66% after excluding the results of Donaldson Lufkin & Jenrette which was sold in November 2000).

The table below summarizes AXA’s Life & Savings gross premiums and gross insurance liabilities by geographic region for the periods and as at the dates indicated.

	Gross premiums and financial services revenues				Gross insurance liabilities
	Years ended December 31,				at December 31, 2001
(in euro millions, except percentages)	2001		2000	1999

France	23%	10,997	12,528	10,555	81,193
United States	24%	11,642	12,483	10,777	93,060
Asia Pacific	20%	9,639	6,796	2,859	42,894
Japan	11%	5,475	3,353	133	28,919
Australia and New Zealand	5%	2,587	2,399	1,810	9,385
Hong Kong	3%	1,353	837	742	4,054
United Kingdom	19%	9,086	7,939	7,205	71,371
Germany	6%	2,997	2,912	2,757	26,525
Belgium	3%	1,686	1,099	912	10,137
Other	5%	2,353	2,239	2,025	15,018

TOTAL	100%	48,399	45,997	37,091	340,197

Represented by:
Gross premiums written	–	47,913	45,561	37,091	–
Other revenues[1]	–	486	436	–	–

(1) Includes revenues from other activities (commissions and related fees associated with the management of AXA’s general account assets and mutual funds sales).

Market

During 2001, several factors have impacted the Life & Savings markets in which AXA operates, in particular, the U.S. terrorist attacks on September 11, 2001. At the time of these events, the global economy was already showing signs of an economic slowdown, which was adversely affecting the stock markets. However, the terrorist attacks and the resulting aftermath had an unprecedented effect on the global financial markets. It is difficult to quantify specifically the direct effects of this specific event on the markets in which AXA operates. However, it would be expected that consumers would reassess the sufficiency of their life insurance coverage and their exposure to volatility in the financial markets, which may lead to a return to traditional financial protection business such as life insurance and similar contracts that provide guaranteed rates of return at the detriment of unit-linked savings-related investment products. This change in consumer demand did become apparent in 2001. For a discussion of the impact of the U.S. terrorist attacks on AXA’s Life & Savings operations, see “Item 5 – Operating and Financial Review and Prospects – Operating Results by Segment”.

In each of its principal markets, AXA operates through well-established life insurance companies. AXA’s principal life insurance subsidiaries are set out below.

Europe
France:	AXA Assurances Vie, AXA Conseil Vie, AXA Collectives.
United Kingdom:	AXA Sun Life plc.
Germany:	AXA Lebenversicherung AG.
Belgium:	AXA Belgium SA (formerly AXA Royal Belge).

North America
United States:	Equitable Life and its insurance and distribution subsidiaries and affiliates.

Asia / Pacific
Australia / New Zealand:	National Mutual Life Association of Australasia.

Hong Kong:	AXA China Region Limited.

Japan:	AXA Life Insurance Co. and AXA Group Life Insurance Co. (formerly AXA Nichidan
Life Insurance Company and Nichidan Life Insurance Co., respectively).

Commentary on the 2001 market conditions in the geographical markets in which AXA operates is provided in “Item 5-Operating and Financial Review and Prospects-Market Conditions in Year 2001”.

The table below presents the life insurance markets in which AXA operates ranked by worldwide gross premiums in 2000, along with AXA’s ranking (by market share).

Based on worldwide gross life insurance premiums in 2000
	Country Statistics		AXA
	Ranking[1]	% premiums written[1]	Ranking[2]	Market share[2]

United States	1	29%	6	5%[3]
Japan	2	26%	12	2%
United Kingdom	3	12%	4[4]	7%
France	4	6%	3	11%
Germany	5	4%	6	4%
Australia	9	2%	1[5]	17%
Belgium	17	1%	3	9%
Hong Kong	25	0.4%	2[6]	11%

(1)	Source: Swiss Re Sigma report 6/2001 “Worldwide insurance in 2000”, measured in U.S. dollars.
(2)	In general, based on 2000 market data for each specific country or an estimate for 2001.
(3)	Relates to the variable annuity products.
(4)	Based on annualized new business premium equivalent (regular premium plus one-tenth of new business single premium).
(5)	Represents market ranking and market share for life insurance products. For savings-related investment products, AXA’s Australian operations were ranked 12th.
(6)	Based on annualized new business premium equivalent (regular premium plus one-tenth of new business single premium). The responsibility for publishing the Hong Kong market statistics changed during 2001 and, as a result, the market size increased by 20% due to new entrants in the market scope. Therefore, the published market data should be treated with caution, as it is not necessarily comparable to the prior period.

Other Life & Savings Operations

In addition to the principal markets discussed above, AXA offers life, health and retirement products in other countries in Europe (Netherlands, Luxembourg, Italy, Spain, Portugal, Austria, Hungary, Switzerland and Turkey), Morocco, Canada, Singapore, and China, as well as other countries in South America, Africa, the Middle East and the Asia Pacific region. The products offered in these markets are tailored to the specific country market and are offered through various distribution channels, depending on the country, including general agents, salaried sales forces, bank networks and brokers.

Competition

The nature and level of competition vary among the countries in which AXA operates. There is strong competition among companies for all the types of individual and group life & savings products sold by AXA. Many other insurance companies offer one or more products similar to those offered by AXA, in some cases using similar marketing techniques. In addition, AXA competes increasingly with banks, mutual funds, investment advisers and other financial institutions for sales of savings-related investment products and, to a lesser extent, life insurance products.

The principal competitive factors affecting the Life & Savings Segment’s business include:

  price,
  ratings for financial strength and claims-paying ability, as ratings are an increasingly important factor in establishing the competitive position of insurance companies, size and strength of the distribution platform,
  range of product lines and product quality,
  quality of service,
  investment management performance,
  historical levels of bonuses with respect to participating contracts, brand recognition, and
  changes in regulations that may affect the policy charging structure relating to commission and administrative charges.

Products

AXA’s Life & Savings products include a broad range of life, health and retirement / savings-related products to both individuals and corporate clients, the latter in the form of group contracts. The life and savings-related products offered by AXA’s operation include, term life, whole life, universal life, mortgage endowment, deferred annuities, immediate annuities, variable life and other investment-based products. The health products offered include critical illness and permanent health insurance products. The nature of the products offered by AXA’s Life & Savings operations varies from market to market.

The table below presents consolidated gross written premiums (after intersegment eliminations) and gross insurance liabilities by major product for the periods and as at the dates indicated for AXA’s Life & Savings Segment.

Life & Savings Segment

	Gross written premiums				Gross insurance liabilities
	Years ended December 31,				At December 31, 2001
(in euro millions, except percentages)	2001		2000	1999

– Individual	47%	22,426	23,332	19,177	178,002
– Group	9%	4,083	3,313	2,015	36,254

Retirement/annuity/investment contracts	55%	26,509	26,645	21,192	214,257
Life contracts (including endowment contracts)	28%	13,407	12,006	9,816	99,094
Health contracts	11%	5,474	4,244	3,535	12,239
Other	5%	2,522	2,664	2,548	14,607

TOTAL	100%	47,913	45,560	37,091	340,197

Total includes:
– Separate Account (Unit linked) contracts	35%	16,767	19,612	15,080	115,305
– UK with-profit business	7%	3,443	2,384	2,704	35,041

Certain of AXA’s life & savings products provide features which enable the policyholders to participate in the excess assets over the liabilities (the surplus) of the life company issuing the contract through an interest or bonus crediting rate. AXA offers participating contracts in all of its principal life & savings operations. The policyholder may participate in the investment return and/or in part of the operating profits earned by the life insurance company. The nature and extent of participation by the policyholder varies from country to country. Therefore, such participations, including policyholder participations on UK with-profit business (explained below), are treated as dividends that may either increase the present value of future policy benefits or be paid in cash to the policyholder in the year the bonus is credited.

UK with-profit business

Specific to the United Kingdom, the participating contract, also known as the with-profit contract, is offered by many life insurance companies in the United Kingdom, including AXA Sun Life. For with-profit contracts, policyholders’ premiums are paid into a life insurance company’s participating (with-profit) fund, which is part of a company’s long-term insurance business fund. In the participating (with-profit) fund, the premiums are invested in a range of assets, including fixed maturity and equity securities, real estate and loans. The participating (with-profit) policyholders are entitled to receive a share of the profits arising from these investments.

The policyholders’ share of the profits, referred to as bonuses, are paid on or credited to with-profit contracts held in the fund as recommended by the company’s actuary and approved by its board of directors.

There are two types of bonuses, regular bonuses and terminal bonuses. Regular bonuses, designed to provide a return to the policyholder through a periodic increase in benefits, are credited to the policyholder at regular intervals and represent a partial return of investment income, but does not reflect the return earned by the insurance company in any one period. Once credited, regular bonuses are guaranteed to be paid at maturity, death or as otherwise specified in the policy. Terminal bonuses, which are not guaranteed in advance of payment, are designed to provide policyholders with their share of total investment performance (including investment income and realized and unrealized investment gains or losses) and other company experience (including expenses, mortality experience and income taxes). Terminal bonuses can represent a significant portion of the total amount paid at maturity (often exceeding 50%) or upon surrender prior to maturity. The amount of terminal bonus to be paid is determined at the discretion of management.

Following policyholder and court approvals in 2000 and the termination of the policyholder appeal process in January 2001, AXA Equity & Law underwent a financial reorganization whereby the life insurance funds were fundamentally restructured in 2001. A portion of the assets that have accumulated over the years (which we refer to in this annual report as the “inherited estate”) have been attributed to AXA as the shareholder less a portion allocated to the with-profit policyholders in the form of a reorganization bonus, based on the number of eligible policyholders that elected in favor of this plan. For further information on the financial reorganization, please refer to “Item 5-Operating and Financial Review and Prospects-Year 2001 Operating Highlights” and note 4 to the consolidated financial statements included elsewhere in this annual report.

Variable life and annuity products

Variable life and variable annuity product benefits may be linked to investments supporting such contracts, referred to in this annual report as “separate account (unit-linked) contracts” or “unit-linked contracts”. The investment risk (and reward) is transferred to the policyholder while the life company earns fee income from managing the separate account assets. The income streams to the life company on these unit-linked products are much more predictable than the income streams on traditional life insurance protection products, assuming stable stock market performance.

Over the past few years, AXA’s life & savings operations have experienced significant growth in savings-related unit-linked products. This growth has been notable in Europe and Asia Pacific and attributable to (i) an increase in consumer awareness of such products, (ii) government initiatives to move away from state funded pensions to private funded pensions and (iii) favorable financial market trends up to 2000. This trend has continued through to 2000 to a certain extent in the United States, where there is a more mature market in respect of such products. The global financial market performance has been unfavorable in 2001 and, consequently, gross premiums on such business decreased from €19.6 billion in 2000 to €16.8 billion in 2001. However, AXA believes it will experience growth in this product area.

Distribution

AXA distributes its life & savings products through a number of channels that vary from country to country. In Europe, the same distribution channels are used by both AXA’s life & savings operations and its property & casualty operations.

The distribution channels used by AXA’s principal life & savings operations, based on consolidated gross premiums from new business for the year ended December 31, 2001, are presented below.

Based on gross premiums from new business in 2001:

		Intermediaries /	Other networks,
	Agents and direct	independent	including direct marketing/
	sales force	advisers / brokers	corporate partnerships
			and bank networks

France	78%	18%	4%
United States	56%	44%	–
Asia / Pacific
– Japan[1]	–	31%	69%
– Australia and New Zealand[2]	9%	41%	50%
– Hong Kong	97%	–	3%
United Kingdom	5%	89%	6%
Germany	53%	27%	20%
Belgium	16%	36%	48%

(1)	Approximately 69% of the products are distributed through affinity groups, which include the Chamber of Commerce and Industry and corporate direct sales (to individuals).
(2)	Based on life insurance business only and excludes business from savings-related investment products.

Surrenders

For most retirement and life products, costs in the first year are higher than costs in subsequent years due to first year commissions and the costs of underwriting and issuing a contract. Consequently, the rate of policies remaining in-force and not lapsing, also known as the “persistency rate”, plays an important role in profitability. The majority of individual retirement products and individual life & savings products issued by AXA may be surrendered for a cash surrender value. Most of the individual life and retirement products issued by AXA have front-end charges (or subscription fees), which are assessed at the inception date of the contract and/or surrender charges (charges assessed in the case of early surrender). Both front-end charges and surrender charges are intended to offset a portion of the acquisition costs.

Total surrenders for 2001 and the ratio of surrenders to average gross insurance reserves for the periods indicated are presented below.

	Years ended December 31,
	2001	2001	2000	1999
	Total surrenders	Surrender Ratio	Surrender Ratio	Surrender Ratio
	(in euro millions)%		%	%

French operations	5,082	6.8%	7.4%	6.2%
US operations
– Individual life	1,062	3.8%	3.8%	4.0%
– Individual retirement	4,373	9.0%	9.7%	9.4%
Asia/Pacific operations
– Japan[1]	4,158	13.6%	5.6%	n/a
– Australia / New Zealand[2]	741	10.8%	8.1%	6.6%
UK operations	3,930	7.0%	6.0%	3.3%
German operations	308	1.3%	1.5%	1.3%
Belgian operations	523	5.5%	7.0%	3.4%

(1)	AXA Life Insurance Co. and AXA Group Life Insurance Co. (formerly known as Nichidan Life) includes the former operations of Nippon Dantaï that were acquired in March 2000. In addition, given that these operations have a September 30 year-end, only six-months of results were reported in 2000 as compared to a full year in 2001.
(2)	In 2001, AXA Asia Pacific Holdings changed its accounting year-end from September 30 to December 31 and therefore, the data above includes 15 months of activity for 2001.

PROPERTY & CASUALTY SEGMENT

AXA’s Property & Casualty Segment offers a range of personal and commercial property & casualty insurance products. The Property & Casualty Segment accounted for €15.9 billion, or 21% of AXA’s consolidated gross premiums and financial services revenues for the year ended December 31, 2001 (2000: €15.6 billion or 19% respectively, or 22% after excluding the results of Donaldson Lufkin & Jenrette that was sold in November 2000).

The table below summarizes AXA’s consolidated gross premiums and financial services revenues (after intersegment eliminations) and claims reserves for the Property & Casualty Segment for the periods and as at the dates indicated.

Property & Casualty Segment

	Gross premiums and financial services revenues				Gross insurance liabilities at
	Years ended December 31,				December 31, 2001[1]
(in euro millions except percentages)	2001		2000	1999

France	26%	4,171	4,001	3,926	8,545
Germany	20%	3,142	3,085	2,766	6,291
United Kingdom	16%	2,480	2,683	2,008	5,350
Belgium	8%	1,323	1,297	1,285	5,029
Other countries	30%	4,780	4,513	3,607	7,865

TOTAL	100%	15,896	15,579	13,593	33,079

Represented by:
Gross premiums written	–	15,894	15,579	13,593	–
Other revenues	–	2	–	–	–

(1)	In accordance with the new French Regulations effective from January 1, 2001, the claims reserves are before reinsurance ceded and includes unearned premiums reserves and equalization reserves.

For the ten-year loss development of the property & casualty claims reserves, see “–Property and Casualty Claims Reserves” included elsewhere in this section of the annual report.

Market

After several years of intense competition and, consequently, low premium rates, principally in the automobile and commercial risk products lines, premium rates in certain European countries increased over the past 3 years, notably in 2001. This improvement has minimized the unfavorable effects resulting from (i) a general deterioration in claims experience due to a number of natural catastrophes that have occurred over the last 3 years, (ii) an increase in the cost of claims, in particular relating to bodily injury due to changes in legislation or arising from judicial decisions, and (iii) a general increase in the frequency of claims, in particular, relating to automobile insurance cover.

During 2001, several factors have impacted the property & casualty insurance markets in which AXA operates in particular, the U.S. terrorist attacks on September 11, 2001. As a result, it has been expected that (i) cover for terrorist attacks either has been or will be excluded from property & casualty insurance contracts or subject to separate cover, and (ii) premium rate increases would be activated by most insurers, especially if insurers have difficulty in obtaining reinsurance coverage at fair prices. For a details of the impact of the U.S. terrorist attacks on AXA’s property & casualty insurance operations, see “Item 5 – Operating and Financial Review and Prospects – Operating Results by Segment”.

In each of its principal markets, AXA operates through well-established property & casualty insurance companies. AXA’s principal property & casualty insurance subsidiaries are set out below:

France: AXA Assurances IARD, AXA Courtage IARD, AXA Conseil IARD and Direct Assurance IARD.
United Kingdom: AXA Insurance UK.
Germany: AXA Versicherung AG.
Belgium: AXA Belgium SA (formerly AXA Royal Belge).

Commentary on the 2001 market conditions in the geographical markets in which AXA operates is provided in “Item 5 – Operating and Financial Review and Prospects – Market Conditions in Year 2001”.

The table below presents the property & casualty markets in which AXA operates ranked by worldwide gross premiums in 2000, along with AXA’s ranking (by market share).

Based on worldwide gross property & casualty premiums written in 2000

	Country Statistics		AXA
Country	Ranking[1]	% premiums written[1]	Ranking[2]	Market share[2]

Germany	3	7%	23	6%
United Kingdom	4	6%	34	7%
France	5	4%	1	15%
Belgium	14	1%	1	19%

(1)	Source: Swiss Re Sigma report 6/2001 “Worldwide insurance in 2000”, measured in U.S. Dollars.
(2)	In general based on 2000 market data for each specific country or an estimate for 2001.
(3)	Based on 2000 gross property & casualty premiums written in Germany, AXA is ranked as follows: third in liability insurance (8.5% market share), third in homeowners’ insurance (5.1% market share), fourth in automobile insurance (4.0% market share).
(4)	The UK product lines are ranked as follows: third in personal automobile insurance (7.6% market share), fifth in homeowners’ insurance (5.3% market share), fifth in commercial vehicle (5.4% market share) and third in total commercial property (10.3% market share).

Other Property & Casualty Operations

In addition to the principal markets discussed above, AXA offers personal and commercial property & casualty insurance products in the following countries: Italy, Spain, Netherlands, Portugal, Luxembourg, Switzerland, Austria, Hungary, Canada, Morocco, Turkey, Japan, Singapore, and Hong Kong, as well as other countries in South America, the Middle East, Africa and the Asia Pacific region. The products offered in these markets are tailored to the specific country market and are offered through various distribution channels, including brokers and direct sales force.

Competition

The nature and level of competition varies among the countries in which AXA operates. Overall, the property & casualty insurance industry in each of AXA’s principal markets is highly competitive, with surplus underwriting capacity leading to low premium rates. The principal competitive factors are as follows:

  price,
  ratings for financial strength and claims-paying ability,
  range of product lines and product quality,
  quality of service,
  type of distribution,
  brand recognition and
  changes in regulations, which may affect premium rates charged or claims settlement costs paid.

In France, Germany and Belgium, markets are fragmented with hundreds of insurers competing for business. In the United Kingdom, industry-wide consolidation across the sector, which has affected both major insurance companies and brokers, has led to increased concentration among the top few players in recent years.

Products

AXA’s property & casualty insurance operations offer a broad range of products including automobile, homeowners/household, property and general liability insurance for both personal and commercial customers, the latter specifically focusing on small to medium-sized companies.

The table below presents gross written premiums and gross insurance liabilities by major product for the periods and as at the dates indicated.

Property & Casualty Insurance Segment

	Gross written premiums					Insurance Reserves
	Years ended December 31,					at December 31, 2001
(in euro millions, except percentages)		2001		2000	1999

Personal line
– Automobile	37%		5,880	5,939	5,048	10,730
– Homeowners/household	15%		2,330	2,223	2,129	2,165
– Other	10%		1,514	1,135	1,168	3,239

Commercial line
– Automobile	8%		1,231	1,121	1,002	1,620
– Property damage	12%		1,896	1,695	1,496	2,228
– Liability	7%		1,058	1,238	1,048	4,372
– Other	7%		1,162	1,704	1,324	4,836
Other	5%		823	524	378	3,889

TOTAL	100%	15,894		15,579	13,593	33,079

Distribution

AXA distributes its property & casualty insurance products through a number of channels that vary from country to country. In Europe, the same distribution channels are used by both AXA’s life & savings operations and property & casualty operations. The distribution channels used by AXA’s property & casualty operations, based on gross written premiums for the year ended December 31, 2001, are presented below.

Based on gross written premiums in 2001:

	General agents	Intermediaries /	Direct sales	Other networks,
		independent advisers /	and marketing	including corporate
		brokers		partnerships and
				bank networks

France	72%	24%	3%	1%
Germany	52%	42%	4%	2%
United Kingdom	20%	57%	19%	4%
Belgium	–	78%	2%	20%

Ceded Reinsurance

AXA’s property & casualty insurance operations use various types of reinsurance, primarily to limit their maximum exposure to catastrophic events, environmental pollution risks and certain other types of risks. Certain insurance exposures are ceded internally to AXA Cessions (included within the International Insurance Segment), which organizes external reinsurance programs. Total gross premiums ceded by the property & casualty operations to third party reinsurers for 2001 was €1,178 million (2000: €1,146 million).

INTERNATIONAL INSURANCE SEGMENT

AXA’s International Insurance Segment business is primarily conducted by AXA Corporate Solutions through its reinsurance operations (AXA Corporate Solutions Reinsurance) and its large-risk corporate property & casualty business (AXA Corporate Solutions Insurance). The International Insurance Segment accounted for €5.7 billion, or 8% of AXA’s consolidated gross premiums and financial services revenues for the year ended December 31, 2001 (2000: €3.7 billion or 4.6%, respectively, or 5.3% after excluding the results of Donaldson Lufkin & Jenrette that was sold in November 2000).

The table below summarizes AXA’s consolidated gross premiums and financial services revenues and gross insurance liabilities for the International Insurance Segment for the periods and as at the dates indicated.

International Insurance Segment

	Gross premiums and financial services revenues Years ended December 31,				Gross insurance liabilities at December 31, 2001[1]

(in euro millions except percentages)	2001		2000	1999

Insurance	30%	1,698	1,097	1,400	5,882
Reinsurance
(including AXA Cessions)	63%	3,590	2,200	1,419	7,726

AXA Corporate Solutions	93%	5,288	3,297	2,818	13,608
Assistance	7%	381	328	281	136
Other international activities	0%	9	26	10	410

TOTAL	100%	5,678	3,651	3,109	14,154

Represented by:
Gross written premiums	–	5,664	3,649	3,109	–
Other revenues	–	14	1	–	–

(1)	In accordance with the new French Regulations effective from January 1, 2001, the claims reserves are before reinsurance ceded and includes unearned premium reserves and equalization reserves.

For the ten-year loss development of AXA’s international insurance claims reserves, see “Property and Casualty Claims Reserves” included elsewhere in this section of the annual report.

Market and competition

AXA Corporate Solutions operates principally in France, the United States, the United Kingdom, Canada and Singapore. The operations of AXA Corporate Solutions are focused on niche markets and specialize in providing insurance coverage for catastrophe risks. AXA Corporate Solutions also provides specialized products, such as (i) asset-based reinsurance products (such as guarantees on death, investment returns, etc), as well as (ii) alternative risk transfer products (such as climatic bonds and CAT bonds, that is, bonds where payment is based on climatic changes or the occurrence of catastrophes) whereby the liability of the reinsurer is capped to a maximum loss and on which anticipated investment income is expressly acknowledged as part of the underwriting result.

The global reinsurance market place has been significantly effected by exceptional major losses in 2001, in particular from the U.S. terrorist attacks on September 11, 2001. Consequently, the level of traditional underwriting capacity has been or will be greatly reduced. Reinsurers are seeking new underwriting conditions that will specifically exclude risks to terrorism, will generally attempt to restrict reinsurance coverage through improved documentation and controls and will increase premiums significantly. These changes in the reinsurance environment should impact the 2002 renewal season.

There are currently national and international discussions taking place for the creation of schemes such as insurance pools to counter the risk of significant loss exposures of the magnitude experienced in the U.S. terrorist attacks. In addition, it is likely that the market will see a trend towards (i) alternative risk transfer products as discussed above, as reinsurance companies seek to transfer risk to the capital market and (ii) the creation of captive insurance companies in tax free countries (by reinsurance companies and brokers) to benefit from the upturn in the market. As a result of these events, further industry consolidation may occur, with weaker companies potentially disappearing from the reinsurance market or merging with other competitors. For a details of the impact of the U.S. terrorist attacks on the results of AXA’s international insurance operations, see “Item 5 – Operating and Financial Review and Prospects – Operating Results by Segment”.

The return in the large-risk corporate property & casualty market has been similar to that experienced in the reinsurance market. Coverages such as terrorism and internet (unauthorized access) risks will no longer be covered automatically. In addition to increasing premium rates, regulatory and market conditions are becoming more restrictive. As a consequence, cedents may be forced to retain greater risk.

The key features of this marketplace are as follows:

  an increase in demand for risk management and financial analysis, a demand for risk transfer and alternative risk transfer products and global concentration of suppliers (predominantly global insurance brokers and international insurance groups).

Products

AXA Corporate Solutions Reinsurance. These operations have a geographically diverse reinsurance portfolio, including the following classes of business: property damage (including catastrophe exposure), third-party liability, marine, financial risk/guarantee and life and health insurance. The reinsurance operation underwrites primarily both proportional and non-proportional reinsurance treaties and operates as a niche player in the global market, specializing in catastrophe covers and new sophisticated products such as, weather derivatives (such as, climatic bonds) and asset-based reinsurance products.

AXA Corporate Solutions Insurance. These operations underwrite large insurance risks for large national and international corporations. The principal insurance products underwritten include property & casualty; marine, aviation and transport; construction risk; financial risk; and directors and officers liability. In addition, loss-prevention and risk management services are also offered.

AXA Cessions. AXA’s property & casualty subsidiaries reinsure a large portion of their business internally through AXA Cessions. AXA Cessions coordinates retrocession with external reinsurers to reduce the loss exposures of each subsidiary and of AXA as a whole.

AXA Assistance. AXA provides assistance services primarily through AXA Assistance. The services include medical aid for travelers and automobile road assistance. The clients include insurance companies, credit card companies, tour operators and automobile manufacturers.

The table below presents the International Insurance Segment’s gross written premiums and gross insurance liabilities by major product for the periods and as at the dates indicated.

	Gross written premiums				Gross insurance liabilities at
	Years ended December 31,				December 31,
(in euro millions except percentages)	2001		2000	1999	2001

– Property damage	52%	2,945	1,589	1,290	5,955
– Automobile, Marine, Aviation	15%	836	738	620	2,398
– Casualty / Civil Liabiliy	8%	470	473	403	2,932
– Assistance	7%	381	328	281	399
– Other	18%	1,032	523	515	2,471

TOTAL	100%	5,664	3,651	3,109	14,154

Distribution

AXA Corporate Solutions distributes its products principally through insurance and reinsurance brokers.

Ceded Reinsurance

AXA Corporate Solutions Reinsurance reviews its exposures to ensure that the risks underwritten are diversified geographically and by line of business in order to avoid risk of concentration. Exposure to single events is limited through reinsurance outwards to third-party reinsurers (retrocession contracts). In 2001, AXA Corporate Solutions and its subsidiaries ceded €1,600 million (2000: €1,020 million) to third-party reinsurers (through retrocession agreements). Of this amount in 2001, approximately €480 million, or 30% of total reinsurance ceded to third parties, was placed externally by AXA Cessions on behalf of AXA’s insurance subsidiaries.

ASSET MANAGEMENT SEGMENT

Asset management conditions were difficult in 2001 as the stock markets suffered sizeable losses in particular, following the U.S terrorist attacks, that reduced the market value of assets under management and consequently, the fees collected on funds managed by asset management companies. Markets experienced a general trend away from speculative equity investments towards more secure, historically stable, high quality investment options.

Asset management has become increasingly important to AXA, from both a strategic and profitability perspective. The development of third-party asset management activities is a key part of AXA’s financial services strategy, which seeks to capitalize on existing strengths and to expand the client base. This strategy is founded on the belief that its asset management expertise will enable AXA to benefit in the future from the expected growth in savings-related products in the markets in which it operates in future years. The Asset Management Segment accounted for €3.7 billion, or 5% of AXA’s consolidated gross premiums and financial services revenues for the year ended December 31, 2001 (2000: €3.0 billion or 3.7%, respectively, or 4.3% after excluding the results of Donaldson Lufkin & Jenrette that was sold in November 2000).

AXA’s principal asset management companies are Alliance Capital and AXA Investment Managers. The asset management companies are responsible for the vast majority of AXA’s insurance-related assets under management as well as assets managed on behalf of third parties. AXA has asset management specialists in each of its major markets: western Europe, the United States and the Asia/Pacific region.

The table below presents the total assets managed by AXA’s Asset Management Segment, including those assets managed on behalf of third parties, and the related fees earned by AXA’s Asset Management Segment on those assets as at the dates and for the periods indicated.

Assets Management Segment

(in euro millions)	2001	2000	1999

Assets under management by AXA at December 31[1],
Managed on behalf of third parties	505,833	468,546	341,842
Separate account assets	80,581	83,976	83,552
Other invested assets	210,557	206,942	182,519

TOTAL	796,971	759,465	607,913

Commissions and fees earned
for the years ended December 31,
Alliance Capital	3,347	2,743	1,727
AXA Investment Managers	696	558	358
National Mutual Fund Management	57	51	54

SUB-TOTAL	4,100	3,352	2,138

Intercompany eliminations	(370)	(368)	(210)

CONTRIBUTION TO AXA’s CONSOLIDATED GROSS
PREMIUMS AND FINANCIAL SERVICES REVENUES	3,730	2,984	1,928

(1) Based on estimated fair value at the dates indicated.

The asset management industry is highly fragmented, as the global asset management market has not yet fully evolved. No single competitor, or any small group of competitors, dominates the worldwide market. AXA’s asset management operations are subject to substantial competition in all aspects of its business due, in part, to the relatively low barriers to entry. The competitive factors include the range of investment products offered, the investment performance of such products and the quality of services provided to clients.

Alliance Capital

Alliance Capital, through its parent company Alliance Holding, is a subsidiary of AXA Financial and is a leading global investment management firm. Alliance Capital provides diversified investment management services to individual investors, private clients and to a variety of institutional clients, including Equitable Life (one of Alliance Capital’s largest institutional clients). On October 2, 2000 Alliance Capital acquired substantially all of the assets and assumed substantially all of the liabilities of Sanford C. Bernstein, Inc. a U.S. based asset manager.

Alliance Capital provides diversified asset management and related services globally to a broad range of institutional and individual private clients as set out below:

  management of separate account, hedge funds and other investment vehicles for private clients (such as, high net worth individuals, trusts and estates, charitable foundations);
  management of mutual funds sponsored by Alliance Capital, its subsidiaries and affiliates for individual investors;
  management of pension and other investment funds on behalf of institutional investors including U.S.
  and foreign governments; and
  investment research and advisory services for institutional investors.

As at December 31, 2001, Alliance Capital had €517 billion of assets under management, including €452 billion of assets managed on behalf of third party clients (2000: €483 billion and €418 billion, respectively).

AXA Investment Managers (“AXA IM”)

AXA IM provides diversified asset management and related services globally to a broad range of clients, including (i) institutional investors and (ii) individual investors through mutual funds managed by AXA IM that are distributed through AXA’s distribution networks and external distributors and AXA’s insurance subsidiaries in respect of their insurance-related invested assets and separate account (unit-linked) assets, making it one of the largest asset management companies based in Europe.

As at December 31, 2001, AXA IM had €277 billion of assets under management, including €48 billion of assets managed on behalf of third party clients (2000: €256 billion and €44 billion, respectively).

During 2001, AXA provided notice to AXA Rosenberg, an entity that specializes in quantitative equity security analysis, that it would exercise its option to acquire an additional ownership interest in that company. AXA made an up-front payment of approximately US$30 million in order to increase its equity interest from approximately 47% to approximately 75%, with effect from January 2002. This transaction is subject to an earn-out agreement whereby additional consideration may be paid that is contingent upon the future operating performance of AXA Rosenberg.

OTHER FINANCIAL SERVICES SEGMENT

The Other Financial Services Segment’s operations consist of activities conducted primarily in Belgium and in France. For the year ended December 31, 2001, the Other Financial Services Segment accounted for €1.1 billion, or 2% of AXA’s consolidated gross premiums and financial services revenues (2000: €11.8 billion or 15%, respectively, or after excluding the results of Donaldson Lufkin & Jenrette that was sold in November 2000, €1.1 billion or 2%, respectively). In prior years, this segment also included Donaldson, Lufkin & Jenrette that was sold in November 2000. Consequently, revenues and net income from this segment have decreased significantly in 2001.

AXA Bank Belgium. A subsidiary of AXA Royale Belge (subsequently renamed AXA Belgium), it offers a comprehensive range of financial services to individuals and to small businesses and has a network of independent bank agents, who also support the sale of products offered by AXA Royale Belge and AXA Investment Managers.

AXA Banque and AXA Crédit. Based in Paris, AXA Banque delivers banking services dedicated to AXA. Its main activities include cash and securities flows management and bank account services to high net worth individual policyholders and to general agents of AXA France Assurance. AXA Crédit provides short-term loans to customers of AXA’s French insurance operations.

The Other Financial Services Segment also included the operations of Banque Worms, acquired in connection with AXA’s acquisition of UAP in 1997 and was intended for disposal. In 2001, AXA completed the sale of Banque Worms to Deutsche Bank, which is subject to certain guarantees.

Insurance-related invested assets

The assets supporting AXA’s insurance operations (included within the three segments: the Life & Savings Segment, the Property & Casualty Segment and the International Insurance Segment) consist of a diversified portfolio of investments. These assets are managed principally by AXA’s Asset Management Segment and consist of (i) general account assets whereby the insurer generally bears the investment risk and reward, and (ii) separate account (unit-linked) assets, whereby the investment risk and reward is principally transferred to the policyholder.

The discussion below concerns the general account investment assets of AXA’s insurance operations, which are referred to in this annual report as “insurance-related invested assets.”

The general account liabilities of AXA’s Life & Savings operations can be divided into two primary types, participating and non-participating. For participating products, the investment results of the underlying assets determine, to a large extent, the return to the policyholder that is either reflected as an increase in future policy benefits or paid out in cash in the year the bonus is credited to the policyholder. The insurer’s profits on such business are earned from investment management, mortality and other charges. For non-participating or interest-sensitive products, the insurer’s profits are earned from a positive spread between the investment return and the crediting or reserve interest rate.

Although all the general account assets of each insurer support all of that insurer’s liabilities, the insurers have developed asset-liability management techniques with separate investment objectives for specific classes of product liabilities. As part of this approach, insurers develop investment guidelines for each product line that form the basis for investment strategies to manage such product line’s investment return and liquidity requirements, consistent with management’s overall investment objectives for the insurance related investment assets. Investments frequently meet the investment objectives of more than one class of product liabilities whereby each class of business may be allocated on a pro rata basis across the investment portfolio.

AXA routinely monitors and evaluates the status of its investments in light of current and anticipated future economic conditions and trends, and other factors. The strategic allocation of assets is generally determined through asset-liability analyses for both life & savings and property & casualty businesses. The strategy may differ across the geographical territories and the different lines of businesses depending on the existing investment mix, the availability of alternative investment vehicles and the underlying nature and duration of the in-force insurance contracts. Further information on how AXA manages investment risk is provided in “Item 11 – Quantitative and Qualitative Disclosures About Market Risk”.

At December 31, 2001, the net book value of the insurance-related invested assets supporting the general account life & savings operations, including those specific assets allocated to the UK “with-profit” business, primarily consisted of fixed maturity investments and equity investments of 58% and 25%, respectively (2000: 51% and 23%, respectively). At such date, the insurance-related invested assets supporting the property & casualty operations primarily consisted of fixed maturity investments and equity investments of 51% and 31%, respectively (2000: 47% and 35%, respectively).

The following table sets forth the distribution of AXA’s consolidated insurance-related invested assets including cash and equivalents, by insurance segment, at December 31, 2001.

Insurance - Related invested assets

	At December 31, 2001
	Life & Savings		Property & Casualty		International Insurance		Total		% of total
(in euro millions,	Net carrying	Market	Net carrying	Market	Net carrying	Market	Net carrying	Market	Net carrying	Market
except percentages)	value[1]	value	value[1]	value	value[1]	value	value[1]	value	value[1]	value

Fixed maturities
– French government	23,378	24,895	2,390	2,599	429	447	26,197	27,941	12%	13%
– Foreign government	30,022	30,768	7,478	7,659	1,213	1,237	38,713	39,664	18%	18%
– Local governments	477	574	126	134	285	289	888	997	0%	0%
– Government controlled
corporations	7,789	8,087	2,095	2,118	612	627	10,497	10,832	5%	5%
– Non-government
controlled corporation	44,798	45,685	3,515	3,593	1,810	1,829	50,124	51,108	24%	23%
– Mortgage-backed
securities	2,863	2,902	0	0	80	82	2,944	2,984	1%	1%
– Other	1,225	1,230	122	122	76	82	1,423	1,434	1%	1%

(a) Held to maturity and
available for sale	110,553	114,143	15,726	16,225	4,506	4,593	130,785	134,961
(b) Allocated to UK
with-profits
business-trading[2]	10,859	10,859	–	–	–	–	10,859	10,859	5%	5%
(c) Trading securities[3]	1,922	1,922	–	–	–	–	1,922	1,922	1%	1%

Total fixed maturities	123,334	126,924	15,726	16,225	4,506	4,593	143,566	147,742	68%	68%

Equity investments,
including holdings
in mutual funds
(a) Available-for-sale	32,384	33,545	9,491	9,792	1,349	1,331	43,224	44,668	20%	20%
(b) Allocated to UK
with-profits
business-trading[2]	19,792	19,792	–	–	–	–	19,792	19,792	9%	9%
(c) Trading securities[3]	1,522	1,522	–	–	–	–	1,522	1,522	1%	1%

Total equity investments,
including holdings
in mutual funds	53,698	54,858	9,491	9,792	1,349	1,331	64,537	65,981	30%	30%

Investment in
participating interests	1,253	1,875	2,145	2,515	430	512	3,828	4,902	2%	2%

TOTAL[2,4]	178,284	183,657	27,361	28,532	6,285	6,436	211,930	218,624	100%	100%

(1)	Amounts are net of valuation allowances. For details on valuation allowances see note 6 to AXA’s consolidated financial statements.
(2)	These amounts exclude separate account (unit-linked) assets and investments in affiliated companies accounted for under the equity method. Assets allocated to UK with-profit business are carried at estimated fair value in the consolidated balance sheet of AXA.
(3)	Trading securities are carried at estimated fair value and represent assets that support insurance liabilities, in which the value of such liabilities is determined in part in reference to the market value of such assets.
(4)	Refer to notes 2 and 6 to AXA’s consolidated financial statements included in this annual report that sets out the investment valuation methodology.

For additional information on the type of assets in which AXA invests and the related net investment results for each of the three years ended December 31, 2001, see notes 6, 7, 8 and 20 to the consolidated financial statements included elsewhere in this annual report.

At December 31, 2001, AXA did not have any equity and/or fixed maturity investment in any one issuer, that was in aggregate 10% or more of AXA’s total shareholders’ equity, or €2,478 million.

AXA’s fixed maturity and equity investments are predominantly publicly traded. These investments together with real estate, mortgages and loans are concentrated in the markets in which AXA’s principal subsidiaries operate. The insurance operations in France, the United States, the United Kingdom, Australia / New Zealand, Germany, Belgium and Japan accounted for approximately 89% of AXA’s total fixed maturity investments and approximately 94% of AXA’s total equity investments (2000: 90% and 96%, respectively). In addition, at December 31, 2001 the insurance-related invested assets backing the insurance liabilities in these operations were predominantly holdings in domestic investments, or in the local currency of the liabilities. The breakdown of investments in fixed maturity and equity securities by industry sector were as follows: 32% in government institutions, 24% in financial services, 37% in non-financial services such as manufacturing and pharmaceuticals and 7% in mutual funds (2000: 40%, 20%, 30% and 10%, respectively).

Derivatives. AXA generally uses derivative instruments to minimize adverse fluctuations in interest rates, foreign exchange rates and equity prices. The basis for which AXA manages these risks, the sensitivities associated with managing these types of risks, and the potential impact on the AXA consolidated financial results are set out in further detail in “Item 11 – Quantitative and Qualitative Disclosures About Market Risk” and in note 25 to the consolidated financial statements included elsewhere in this annual report.

Net investment return on insurance-related assets. The net investment return on insurance-related assets by major operating entity are presented within the segment information provided in “Item 5 –Operating and Financial Review and Prospects” and note 20 to AXA’s consolidated financial statements.

Property and casualty claims reserves

ESTABLISHMENT OF CLAIMS RESERVES

AXA is required by applicable insurance laws and regulations and generally accepted accounting principles to establish reserves for outstanding claims (claims which have not yet been settled) and associated claim expenses that arise from its property & casualty and international insurance operations. AXA establishes its gross insuance liabilities, that is, its claims reserves, by product, type of insurance coverage and year, and charges them to income as incurred. Claims reserves (also referred to as “loss reserves”) fall into two categories namely:

  Reserves for reported claims and claims expenses. These reserves are for outstanding claims which have not yet been settled and are based on undiscounted estimates of the future claim payments that will be made in respect of the reported claims, including the expenses relating to the settlement of such claims; and
  Reserves for incurred but not yet reported (‘’IBNR’’) claims and claims expenses. IBNR reserves are established on an undiscounted basis, to recognize the estimated cost of losses that have occurred but have not yet been notified to AXA. These reserves, like the reserves for reported claims and claims expenses, are established to recognize the estimated costs, including the expenses associated with claims settlement, necessary to bring claims to final settlement.

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
  judicial trends;
  regulatory changes; and
  inflation and foreign currency fluctuations.

As a result, actual losses may deviate from the original gross reserves established. Consequently, the reserve may be re-estimated reflecting those changes resulting in loss reserve redundancies (in cases where the original gross claims reserve was overstated) or deficiencies (in cases where the original gross claims reserve was understated).

AXA continually reviews the adequacy of the established claims reserves, including emerging claims development, and actual claims experience compared to the original assumptions used to estimate initial gross claims reserve. Based on current information available in the preparation of the consolidated financial statements included elsewhere in this annual report, AXA considers that these provisions are sufficient.

With respect to AXA’s foreign property & casualty and international insurance operations, the claims reserves are established and monitored in the local currency in which the property & casualty entity operates. The claims reserves are translated into AXA’s reporting currency (Euro) at the year-end closing rates. The effect of foreign exchange on the claims reserves is presented in note 15 to the consolidated financial statements included elsewhere in this annual report.

The information within this section presents separately (i) AXA’s property & casualty insurance operations (the Property & Casualty Segment plus the insurance operations within the International Insurance Segment) and (ii) AXA’s reinsurance operations within AXA Corporate Solutions included in the International Insurance Segment. AXA Corporate Solutions Reinsurance is presented separately because:

(i)	this business consists of insurance assumed from other insurers,
(ii)	the type of insurance and the nature of the risks and exposures covered is different compared to the insurance coverage provided by AXA’s property & casualty insurance operations,
(iii)	a portion of this business is reinsured to other reinsurers through retrocession programs which are monitored separately within the reinsurance operations, and
(iv)	the claims are accounted for on an underwriting year basis covering a 24-month period rather than on an accident year basis covering a 12-month period.

Property & Casualty Reserves not included in Loss Development Tables

AXA does not discount its reserves for claims and claims expenses except disability claims for which final settlement has been agreed and the payments are generally fixed over a period of time. The disability claims reserves have not been included in the Loss Reserve Development Table, as these are similar to structured settlements.

AXA’s French property & casualty operations underwrite construction coverage with a ten-year contract term. In accordance with the French regulations, a specific provision is added to the claims reserves based on methodology established by the French government. This reserve is in addition to each single notified claim. This construction reserve was excluded from the Loss Reserve Development table as it provides no indication as to how claims have been reserved (initially) and the outcome upon settlement of such claims in future periods based on the underwriting and associated reserving methodologies adopted by AXA.

In addition, certain AXA property & casualty operations are required by local regulations, in the countries in which they operate to establish equalization reserves specific to catastrophe risks, see “- Additional Factors which may affect AXA’s Business – Regulation” for further details. In 2001, certain changes in accounting principles arising from a change in French accounting legislation affected the Property & Casualty Segment and the International Insurance Segment principally relating to certain equalization provisions, which are no longer permitted to be recognized under French GAAP. Effective from January 1, 2001, equalization provisions (included in the insurance liabilities) can only include provisions for catastrophe risks (characterized by high cost and low occurence), whereas in prior periods, it also included a reserve for other unusual losses as required under local regulations. This change in accounting principle did not effect the Loss Reserve Development Table, as equalization reserves are excluded from the Loss Reserve Development Table on the basis that these reserves provide no indication as to how claims have been reserved (initially) and the outcome upon settlement of such claims in future periods based on the underwriting and associated reserving methodologies adopted by AXA.

The property & casualty loss reserves that were excluded from the Loss Reserve Development Table represented 13.5% of total gross property & casualty insurance liabilities at December 31, 2001 (2000: 14.8%). For further information, refer to the “Reconciliation of Loss Reserves to Consolidated Financial Statements” table following the Loss Reserve Development tables.

Loss Reserve Development

The loss reserve development table presents the claims reserve development for calendar years 1991 through 2001, as determined in accordance with French GAAP. The top line entitled “gross reserves for unpaid claims and claims expenses” represents the original gross claims reserve liability reported at the balance sheet date for the year indicated. The upper portion of the table entitled “paid (cumulative)” represents the cumulative amount paid as of the end of each succeeding year with respect to the original gross claims reserve liability reported. The lower portion of the table entitled “Reserve re-estimated” represents the previously recorded liability as adjusted (that is, re-estimated) based on claims experience as of the end of each succeeding year. The estimate is increased or decreased, as more information becomes known in future periods relating to unsettled claims. For example, the gross claims reserve as at December 31, 1994 was originally €5,595 and adjusted by €9,872 million primarily due to the UAP acquisition in 1997, and by the end of 2001, cumulative amounts paid was €8,799 million and the original gross claims reserve had been re-estimated to be €12,323 million at December 31, 2001. The “cumulative redundancy (deficiency)” for each year represents the aggregate amount by which the original gross claims reserve liability as of that year-end has changed in subsequent periods.

Loss Reserve Development Table:

Property & Casualty including International Insurance operations (except for AXA Corporate Solutions Reinsurance)

At December 31,
(in euro millions, except percentages)	1991	1992	1993	1994	1995	1996	1997[2]	1998	1999[3]	2000	2001

Gross reserves for unpaid
claims and claims expenses
developed initially	4,064	4,665	4,932	5,595	5,712	5,847	20,371	20,941	26,656	26,916	28,636

Gross reserves for unpaid
claims and claims expenses
developed in 2001	11,263	12,581	13,827	15,467	15,208	19,338	22,338	23,251	26,287	27,202	na

Paid (cumulative) at:
One year later	1,349	1,326	1,394	1,419	1,305	1,388	4,737	4,745	7,727	6,807	–
Two years later	2,016	1,951	2,051	2,044	1,684	5,759	6,632	6,818	11,184
Three years later	2,398	2,376	2,454	2,368	6,898	7,327	8,087	9,361
Four years later	2,660	2,717	2,684	7,082	8,123	8,351	10,338
Five years later	2,944	2,920	7,767	8,089	8,917	10,619
Six years later	3,140	7,927	8,442	8,591	9,075
Seven years later	8,095	8,753	8,806	8,799
Eight years later	8,537	9,032	8,850
Nine years later	8,831	9,043
Ten years later	8,428

Reserve re-estimated at:
One year later	4,207	4,626	4,835	5,303	5,607	5,537	19,425	19,040	23,041	27,069	–
Two years later	4,197	4,555	4,680	5,177	5,477	13,881	17,510	19,407	26,294
Three years later	4,140	4,501	4,810	5,278	13,376	13,864	17,971	22,048
Four years later	4,060	4,574	4,803	12,353	13,303	14,214	20,162
Five years later	4,250	4,673	11,801	12,160	13,730	16,742
Six years later	4,321	11,379	11,699	12,490	13,472
Seven years later	10,584	11,487	11,997	12,323
Eight years later	10,662	11,915	11,663
Nine years later	11,212	11,264
Ten years later	10,131

Cumulative redundancy
(deficiency) from the initial
gross reserves in excess
of re-estimated gross reserves:
Amount[1]	1,132	1,317	2,163	3,144	1,736	2,597	2,177	1,203	(7)	133	n/a

Percent[1]	10.0%	10.5%	15.6%	20.3%	11.4%	13.4%	9.7%	5.2%	0.0%	0.5%	n/a

(1)	It is not appropriate to extrapolate future redundancies or future deficiencies based on the loss reserve development presented in the table as conditions and trends that have affected the development of the liability in prior periods may not necessarily occur in the future periods.
(2)	AXA acquired Compagnie UAP (“UAP”) on January 1, 1997. The operations of AXA and UAP were integrated in 1998. At the date of acquisition, UAP had net reserves of euro 13.7 billion. The outstanding claims reserves and claim expenses of UAP’s property & casualty operations are included in the year end reserves as at December, 31, 1997 and thereafter. Cumulative payments and reserve development for the 1998 year and thereafter include the development of the integrated property & casualty liabilities of AXA, including UAP, as loss development data specific to UAP is not available and there is no reasonable basis of allocating cumulative payments and reserves re-estimated between AXA and UAP post-acquisition.
(3)	AXA acquired GRE in May 1999. The operations of GRE have been integrated within AXA. At time of acquisition the gross reserves totaled euro 5.6 billion.

The majority of the business of the property & casualty insurance operations is short tail and, therefore, losses develop and are paid relatively quickly. In 2001, approximately 42% of the claims reserves were paid in the year that the claim event occurred (2000: 40%).

Note 15 to the consolidated financial statements includes: (i) a reconciliation of beginning to ending gross outstanding claims reserves including claim expenses for each of the three years ended December 31, 2001 and (ii) the effect on income relating to changes in claims reserves for each of the three years ended December 31, 2001 under the caption “increase (decrease) in provision attributable to prior years”.

In 2001, there were no reportable changes in the claims payment patterns. In addition, (i) there have been no significant changes in assumptions during the current year and (ii) there have been favorable developments in Belgium that were partly offset by reserve strengthening in the United Kingdom, principally due to an increase in cost of bodily injury claims, and also in Hong Kong and the Netherlands (2000: material strengthening of existing claims reserves, in the United Kingdom, Ireland and Italy plus unfavorable loss reserve development reported in 2000 of €422 million related to the December 1999 storms in Western Europe, mainly in the French Property & Casualty operations). See “Item 5-Operating and Financial Review and Prospects” for further information.

There have been no material reinsurance transactions or any significant changes to existing reinsurance arrangements during the current year.

Loss Reserve Development Table: AXA Corporate Solutions Reinsurance

At December 31,
(in euro millions, except percentages)	1991	1992	1993	1994	1995[4]	1996	1997	1998	1999	2000	2001

Initial gross reserves for
claims and claims expenses
in Balance Sheet[2]	853	941	1,184	1,496	2,451	2,646	2,880	3,060	3,396	3,455	5,868
Initial retroceded reserves	(154)	(91)	(107)	(201)	(262)	(196)	(285)	(416)	(430)	(393)	(1,652)

Initial net claims reserves:	699	850	1,077	1,295	2,189	2,450	2,595	2,644	2,966	3,062	4,216

Paid (cumulative) at:
One year later	270	366	293	374	602	615	583	956	1,165	1,218	–
Two years later	420	529	473	566	1,008	965	1,094	1,594	1,893
Three years later	511	634	593	737	1,221	1,230	1,430	2,000
Four years later	576	720	706	849	1,410	1,427	1,685
Five years later	635	806	784	935	1,548	1,586
Six years later	703	862	851	1,037	1,677
Seven years later	745	915	932	1,106
Eight years later	788	982	991
Nine years later	844	1,030
Ten years later	886

Reserve re-estimated at:
One year later	850	1,172	1,368	1,558	2,811	2,970	2,945	3,743	3,969	4,199	–
Two years later	1,002	1,179	1,326	1,549	2,917	2,829	3,159	3,817	4,105
Three years later	996	1,210	1,329	1,675	2,774	2,891	3,168	3,772
Four years later	1,016	1,222	1,428	1,643	2,818	2,844	3,045
Five years later	1,023	1,374	1,403	1,653	2,755	2,754
Six years later	1,149	1,348	1,413	1,681	2,678
Seven years later	1,135	1,366	1,473	1,622
Eight years later	1,156	1,444	1,422
Nine years later	1,240	1,399
Ten years later	1,204

Initial gross claims reserves in
excess of (less than) re-estimated
gross claims reserves	(351)	(458)	(238)	(126)	(227)	(108)	(165)	(712)	(709)	(744)

Re-estimated retroceded
reserves	165	167	116	135	250	254	343	539	432	430

Premium adjustment[3]	68	93	230	218	461	491	540	572	803	927

Re-estimated net claims
reserves:	971	1,139	1,076	1,269	1,967	2,009	2,162	2,661	2,870	2,842

Cumulative redundancy
(deficiency) from the initial
net claims reserves
in excess of (less than)
re-estimated net claims
reserves:
Amount[1]	(272)	(289)	1	26	222	441	433	(17)	96	220	n/a

Percent of original net
reserve[1]	(38.9%)	(34.0%)	0.1%	2.0%	10.1%	18.0%	16.7%	(0.7%)	3.2%	7.2%	n/a

(1)	It is not appropriate to extrapolate future redundancies or future deficiencies based on the loss reserve development presented in the table as conditions and trends that have affected the development of the liability in prior periods may not necessarily occur in the future periods.
(2)	The loss reserve development table is presented on an underwriting year basis for AXA Corporate Solution Reinsurance’s business. Accordingly reserves re-estimated and the excess of re-estimated reserves in excess of the original reserves include reserves for losses occurring up to twelve months subsequent to the original year-end. For example, if an underwriting year reinsurance contract term was from January 1 to December 31, 1998 it may cover underlying policies with terms beginning both on January 1, 1998 and December 31, 1998. Losses incurred on underlying policies beginning on January 1, 1998 could occur as early as January 1, 1998 while losses incurred on underlying policies beginning on December 31, 1998 could occur as late as December 31, 1999.
(3)	Represents premium earned subsequent to the accounting year end and premium reinstatements / experience-rated premiums received and accrued from the ceding insurers as assumed losses were incurred.
(4)	Includes the claims reserves of Abeille Re acquired in 1995.

Reconciliation of Loss Reserves Developed to Consolidated Financial Statements

The following table reconciles the gross insurance liabilities (that is, the gross claims reserves including claim expenses) in the Loss Development Tables presented above to that presented in the AXA’s consolidated financial statements in accordance with French GAAP as at the dates indicated.

	At December 31,
(in euro millions)	2001	2000

Total gross claims reserves developed
Property & Casualty (including AXA Corporate Solutions Insurance)	28,636	26,916
AXA Corporate Solutions Reinsurance	5,868	3,455

Total gross claims reserves developed	34,504	30,371

Gross claims reserves not developed
Equalization reserves[1]	359	768
Other reserves[2]	5,036	4,548

Total gross claims reserves excluding Life & Savings	39,899	35,687

Claims reserves for Life & Savings Segment	9,029	8,995

Claims reserves including other reserves, gross of reinsurance	48,927	44,682

(1)	Due to a change in accounting principle following a change in French accounting legislation effective January 1, 2001, equalization provisions that do not cover catastrophic risk (characterized by high cost and low occurence) are no longer permitted to be recognized under French GAAP and, therefore, not included in the 2001 figure reported. Therefore, the equalization reserves at December 31, 2001 were lower than at December 31, 2000, as certain reserves are no longer permitted to be recognized as a liability. In 2000, such reserves totalled euro 374 million.
(2)	Represents disability claims and construction reserves.

Environmental, Asbestos and Other Exposures

Environmental, asbestos and other related exposures are not material to AXA. Further details are provided in note 15 to the consolidated financial statements included elsewhere in this annual report.

Additional factors which may affect AXA’s business

For information relating to certain matters that may effect AXA’s business, see “Item 3 – Key Information – Risk factors” included elsewhere in this annual report.

REGULATION

AXA’s principal operations are located in Western Europe, North America and the Asia-Pacific region, and to a lesser extent, in Africa, South America and the Middle East. In these jurisdictions, AXA is generally subject to comprehensive regulation and supervision, particularly with respect to its insurance and investment management operations.

Insurance Operations

While the extent and nature of regulation varies from country to country, most jurisdictions in which AXA’s insurance subsidiaries operate have laws and regulations governing standards of solvency, levels of reserves, permitted types and concentrations of investments, and business conduct to be maintained by insurance companies as well as agent licensing, approval of policy forms and, for certain lines of insurance, approval or filing of rates. In certain jurisdictions, regulations limit sales commissions and certain other marketing expenses that may be incurred by the insurer. In general, insurers are required to file detailed annual financial statements with their supervisory agencies in each of the jurisdictions in which they do business. Such agencies may conduct regular examinations of the insurers’ operations and accounts and make requests for particular information from the insurer. Certain jurisdictions also require registration and periodic reporting by holding companies that control a licensed insurer. This holding company legislation typically requires periodic disclosure concerning the corporation that controls the licensed insurer and other affiliated companies, including prior approval of transactions between the insurer and other affiliates such as intercorporate transfers of assets and payment of dividends by the controlled insurer. In general, these regulatory schemes are designed to protect the interests of policyholders rather than security holders. For further information refer to note 29 to the consolidated financial statements included as Item 18 in this annual report.

In Europe, AXA’s insurance operations are subject to a comprehensive regulatory scheme based on the European Union (‘’EU’’) insurance directives on life insurance and insurance other than life insurance which were implemented in France, the United Kingdom, Germany and certain other jurisdictions through legislation which became effective in July 1994. These directives are founded on the ‘’home country control’’ principle according to which the ongoing regulation of insurance companies, including their non-home insurance operations (whether direct or through branches), is the responsibility of the home country insurance regulatory authority. The home country insurance regulator monitors compliance with applicable regulations including regulations governing solvency, actuarial reserves and investment of assets. Selling activities of non-home insurance operations, however, are generally regulated by the regulator in the country in which the sale of the insurance product takes place. As a result of the implementation of these directives, an insurance company that has been licensed to conduct insurance business in one jurisdiction of the EU may do business directly or through branches in all other jurisdictions of the EU without being subject to licensing requirements under the laws of the additional jurisdictions.

In France, the United Kingdom, Germany and certain other jurisdictions, equalization reserves are required to protect the insurer against the impact of large claims and catastrophes. The basis on which these equalization reserves are established is set out in the local country regulations based on pre-established formulas applicable to certain lines of business and may be capped at a maximum level. In the United Kingdom, AXA’s life insurance operations, like other UK insurers, have been subject to, and have participated fully in, an ongoing review by UK regulatory authorities of pension sales practices. Provisions have been established, based on actuarial assumptions and current information available to management, in order to cover the cost of the review and required compensation to policyholders. This review is scheduled for completion by the UK regulator by June 2002. In addition, there have been several changes to the UK regulatory environment following the implementation of the “Financial Services & Market Act 2000” and the issuance of the regulator’s Handbook of Rules and Guidance in December 2001. At this stage, the most significant changes relate to the management and conduct of business, however, major changes to prudential regulation are also planned when an integrated regime for insurers, banks and investment managers is introduced, probably in 2004.

There are also other pending UK regulatory reviews that could affect the UK life business in future periods which include: (i) review of the manner in which UK with-profits business is managed, sold and reported on, (ii) the review of retail financial products (including with-profits business), looking at all aspects in which competition is conducted within the market, and (iii) review relating to the sale of mortgage endowment policies.

In the United States, AXA’s insurance operations are subject to regulation and supervision by all the various states and territories. Within the United States, the method of regulation varies but generally has its source in statutes that delegate regulatory and supervisory powers to an insurance commissioner. While regulation varies by jurisdiction, most jurisdictions have comprehensive laws and regulations governing approval of policy forms and rates, the standards of solvency that must be met and maintained (including risk based capital measurements), the establishment of reserves, the licensing of insurers and their agents, the nature of and limitations on investments, restrictions on the size of risks which may be insured under a single policy, deposits of securities for the benefit of policyholders, methods of accounting, periodic examinations of the affairs of insurance companies, and the form and content of reports of financial condition to be filed. In January 1998 the Florida Attorney General and the Florida Department of Insurance issued subpoenas to Equitable Life, and in December 1999 the Florida Attorney General issued an additional subpoena to Equitable

Life, in each case requesting, among other things, documents relating to various sales practices. Equitable Life has responded to these subpoenas. In addition, a number of states have enacted legislation requiring insurers who sold policies in Europe prior to and during the Second World War to file information concerning those policies with state authorities. Although each of AXA’s U.S. insurance subsidiaries intends to comply with these laws with respect to its own activities, the ability of AXA and its European affiliates to comply may be impacted by various factors including the availability of relevant information after more than 50 years and privacy laws in effect in various European countries, which could result in state regulatory authorities seeking to take enforcement actions against AXA and its U.S. affiliates, including Equitable Life. Privacy provisions of the Gramm-Leach-Bliley Act became fully effective in 2001. These provisions establish new consumer protections regarding the security and confidentiality of nonpublic personal information and require full disclosure of the privacy policies of financial institutions to their consumer customers. There is also legislation pending in the United States Congress and various states designed to provide additional privacy protections to consumer customers of financial institutions. These statutes and similar legislation or regulations in other jurisdictions could impact AXA’s ability to market its products or otherwise limit the nature or scope of AXA’s insurance and financial services operations in the U.S.

Several U.S states, including New York, regulate transactions between an insurer and its affiliates under insurance holding company acts. These acts contain certain reporting requirements and restrictions on provision of services and on transactions, such as asset transfers, loans and shareholder dividend payments by insurers. State insurance regulators also have the discretionary authority to limit or prohibit new issuances of business to policyholders within their jurisdiction when, in their judgment, such regulators determine that the issuing insurer is not maintaining adequate statutory surplus or capital. Life insurers in the United States are also subject to risk-based capital (“RBC”) guidelines which provide a method of measuring the adjusted capital (statutory capital and surplus plus asset valuation allowance and other adjustments) that a life insurance company should have for regulatory purposes taking into account the risk characteristics of the company’s investments and products. Equitable Life and AXA’s other U.S. life insurance subsidiaries expect that the statutory surplus will continue to be in excess of the minimum RBC levels required to avoid regulatory action.

The other jurisdictions in which AXA operates, including those in the Asia-Pacific region, generally also have comprehensive regulatory schemes and AXA must satisfy the local regulatory requirements in each of these jurisdictions. In general, insurance licenses issued by local authorities are subject to revocation and/or modification by those authorities. Consequently, AXA’s insurance subsidiaries could be prevented from conducting business in certain of the jurisdictions in which they currently operate should they not meet such local regulatory requirements. In addition to licensing requirements, AXA’s insurance operations in these jurisdictions are also generally regulated with respect to currency, policy terms and language, amount and types of security deposits, amount and type of reserves, amount and type of local investment and the share of profits to be paid to policyholders on participating policies. In certain jurisdictions, regulations governing constitution of technical reserves and similar regulations may prevent payment of dividends to shareholders and/or repatriation of assets.

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

Alliance Capital and certain of its subsidiaries as well as certain U.S. subsidiaries of AXA Investment Managers are investment advisers registered under the United States Investment Advisers Act of 1940. Each of Alliance’s U.S. mutual funds is registered with the SEC under the U.S. Investment Company Act of 1940 and the shares of most of these funds are qualified for sale in all states in the United States and the District of Columbia, except for U.S. Funds offered only to residents of a particular state. Certain subsidiaries of Alliance Capital are also registered with the SEC as transfer agents and broker-dealers that are subject to minimum net capital requirements. Transactions between Equitable Life and Alliance Capital are subject to applicable provisions of the New York Insurance Law and transactions between AXA Investment Managers and its insurance company clients are subject to various insurance law regulations of the various jurisdictions where these clients are domiciled. These regulations generally require diversification of invested assets, impose limitations on investments in certain asset classes and also generally require that the terms of transactions between the investment manager and the insurance company be fair and equitable, that charges or fees for services performed be reasonable and that certain other standards be met. Fees must be determined either with reference to fees charged to unaffiliated clients for similar services or, in certain cases, which include ancillary service agreements, based on cost reimbursement. In addition, under the New York Insurance Law and regulations certain investment advisory agreements and ancillary administrative services agreements between Equitable Life and Alliance Capital are subject to either approval or disapproval by the New York Superintendent of Insurance within a prescribed notice period.

Property

The Company’s headquarters are located in an office building located at 25 Avenue Matignon 75008 Paris, France, which is owned by an affiliate of the Company. In addition to its registered head office, the Company has staff in other locations around Paris including at 21 and 23 Avenue Matignon 75008 Paris, France. The Company also has major operating subsidiaries with headquarters located in other countries including France, the United States, the United Kingdom, Germany, Belgium, Australia and Japan. The headquarters of these subsidiaries are held on either a leasehold or a freehold basis.

AXA also holds numerous investment properties in connection with its insurance and financial services operations.

Item 5: Operating and Financial Review and Prospects

You should read the following discussion together with AXA’s audited consolidated financial statements and the related notes included elsewhere in this annual report. The audited consolidated financial statements have been prepared in accordance with French GAAP, which differ in certain material respects from U.S. GAAP. A summary of the material differences between French GAAP and U.S. GAAP relevant to AXA is included in note 33 to the consolidated financial statements. Material changes in accounting principles arising from the application of new French GAAP during the year ended December 31, 2001 are described in note 34.

Certain information discussed below and elsewhere in this annual report includes forward-looking statements that involve risks and uncertainties. See “Special Note Regarding Forward-Looking Statements” provided in the beginning of this annual report and “Item 3-Key Information-Risk Factors” for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in this annual report.

This discussion and analysis also includes certain terms that are used by AXA in analyzing its business operations and, therefore, may not be comparable with terms used by other companies. These terms are defined in the glossary presented at the end of this section.

Market Conditions in Year 2001

Financial Markets

The global financial markets conditions in 2001 were a bleaker version of 2000. The stock market performance deteriorated for the second consecutive year, more or less on a worldwide basis, in contrast to the performance in the bond markets.

Since 1999, the global economic and financial markets have been adversely affected principally by the following:

  Generally more restrictive monetary policies between August 1999 and October 2000;
  A significant increase in oil prices between 1999 and 2000;
  The bursting of the bubble in the high technology sector, in particular dot.com business in 2000; and
  The unprecedented terrorist attacks in the U.S. on September 11, 2001.

The events of September 11 and the aftermath only worsened existing deteriorated global economic conditions, the largest global economic slowdown since 1974.

STOCK MARKETS

The fall in corporate earnings, coupled with cutbacks in corporate spending and layoffs, had a significant impact on the global stock markets. In Paris, the CAC 40 plunged 22%; in Frankfurt, the DAX index fell by 20%; London’s FTSE 100 fell by 16%; the Eurostoxx 50 lost 20%; and the Japanese Nikkei tumbled by 24%. As is often the case in financial crises, Wall Street proved to be the least-affected player, with the Dow Jones slipping only 7% in 2001. Standard & Poor’s 500 (the most representative index) fell by 13%, its biggest decline since 1974. Nasdaq, the leading market for technology stocks, lost 21%.

All industry sectors were adversely affected, although the energy and raw materials sectors were the least affected with a fall of 6% and 8%, respectively. The industry sectors most affected were technology and telecommunications, which recorded significant decreases of 28% and 26%, respectively. Like other sectors, financial services also suffered with a fall of 18%.

However, following the record low of September 21, 2001, the fourth quarter 2001 saw a dramatic rebound in the global stock markets. For example, in the fourth quarter 2001, the Dow Jones increased by 20% and the Eurostoxx 50 shot up by 33%.

BOND MARKETS

2001 was also marked by considerable easing of monetary policy, principally in the U.S. undertaken in a bid to stave off further economic deterioration. All the major central banks cut their interest rates, with the U.S. Federal Reserve cutting the interest rates eleven times in 2001 from 6.5% to 1.75% and the European Central Bank pruning its interest rates four times over the same period (from 4.75% to 3.25%).

In general, the bond yields, or performance in government bonds were weaker in 2001 as compared to 2000. The 10-year US Treasury bonds yield fell to 5.02% at December 31, 2001 (5.10% at December 31, 2000) and the 10-year Japanese bonds yield decreased to 1.35% at December 31, 2001 (1.64% at December 31, 2000). However, the 10-year German Bund yield rose to 4.98% at December 31, 2001 (4.84% at December 31, 2000), and the 10-year UK gilt was up 0.18 points to 5.07%. Overall the bond markets performed better than the stock markets with performance on average at 5% in 2001 (the yields on U.S. corporate bonds were up 9.8%, according to a Lehman Brothers index).

FOREIGN CURRENCY

The value of the U.S. dollar remained strong in 2001 compared with other major currencies, consistent with 2000. In particular, the yen and the euro lost 13% and 5% respectively against the U.S. dollar, which appreciated 8% in the trade-weighted exchange rate index.

Insurance and Asset Management Markets

LIFE & SAVINGS

In 2001, the life & savings markets in which AXA operates were affected by the changes in financial markets conditions mentioned above. Though it is difficult to specifically quantify their direct impact on consumer demand, it would be expected that consumers would reassess the sufficiency of their life insurance coverage and their exposure to volatility in the financial markets. Consequently, in 2001 the trend in many of the geographical life & savings markets in which AXA operates, was a general decrease of unit-linked savings-related investment products and an increase of traditional life and financial protection contracts, in particular, investment contracts that provide fixed rates of return. In general the demand for unit-linked products is expected to vary with performance of the financial markets.

Despite the 2001 changes in financial markets, the longer term view is of increasing demand for insurance products. In Europe, the post-World War II “baby boom” generation is creating an ageing population and, as a result, more countries are reducing the level of state funded welfare systems. This trend has led to an increase in retirement and other savings-oriented product advice and services in respect of financial, tax and estate planning.

France. In 1999 and 2000, the French life & savings market had experienced renewed growth in gross premiums of 13% and 20%, respectively. The growth was primarily attributable to savings-oriented retirement products and in particular multi-support contracts that offer diversified investment strategies, including separate account/unit-linked options. In 2001, the French life & savings market was adversely affected by unfavorable investment conditions in the stock markets. During this period, total gross premiums in the market fell by 8%, or a 40% decrease in total gross premiums on unit-linked contracts that was partly offset by an increase in premiums on general account insurance contracts.

United States. The trend among U.S. employers to move away from defined benefit plans (under which employers make the investment decisions) toward employee-directed, defined contribution retirement and savings plans (which allow employees to choose from a variety of investment options) is expected to continue. In 2001, gross variable annuity and variable life premiums were down approximately 19% and 12%, respectively, compared to 2000, mainly as a result of stock market volatility.

United Kingdom. Growth in new annualized business premiums (new regular premium plus 10% of single premium) was approximately 12% per year between 1996 and 2000, mainly due to growth in investment-type products, in particular single premiums bonds. The UK life & savings market grew by 19% in 2001 compared to 2000, with continued growth in investment-type products in 2001, particularly relating to individual and group pensions. The growth in pension sales has, in part, been due to the introduction of Stakeholder Pensions following new legislation that became effective in April 2001 and imposed a 1% limit on annual charges levied by an insurance company for administering such products.

Asia Pacific.

  Japan. 2001 saw a further year-on-year reduction of in-force business, principally due to weak economic conditions, coupled with well publicized problems in the banking, brokerage and insurance sectors, including bankruptcies. These factors have affected consumer confidence in financial services products. In addition, the (i) Japanese life & savings market continues to restructure (internally or with foreign insurance companies) due to these conditions, and (ii) the Japanese government has deregulated the health insurance market, allowing previously excluded major life and non-life insurance companies to enter this market resulting in increased competition. Nevertheless, there continues to be sporadic growth, especially amongst the newer foreign owned companies that have introduced innovative products or new business models. For the 12 months ended March 31, 2001, being the fiscal year end for Japan, approximately 60% of gross premiums related to individual life contracts and 26% of gross premiums related to group annuity contracts.
  Australia. The predominant product in the Australian life insurance market place is the retirement-type product, which represented 79% of total premiums in 2001. In general, it is expected that savings-related investment products will continue to be the growth area of the Australian life & savings market due to the aging of the population and continued government support for self-funded retirement.
  Hong Kong. With wealthy consumers, an aging population and a rather low penetration. Hong Kong life insurance market is expected to grow by 9% on a compound annual growth rate over 2001-2004; whilst traditional participating individual life insurance products remained the predominant product offered in Hong Kong in 2001 (63% of annualized first year premiums), there was a sharp increase in demand for unit-linked savings products, both regular and single premiums. The launch of a Mandatory Provident Fund in December 2000 has created a pension saving vehicle for two thirds of the work force which was not previously involved in voluntary retirement schemes.

Germany. In 2001, the German life & savings market experienced moderate growth of approximately 2% (2000: 2%). The development in the life sector has been dominated mainly by the preparations for the German pension reform involving the creation of new privately funded pension schemes that becomes effective in 2002: companies will be required to provide all employees with the opportunity to participate in corporate pension schemes. Some companies have already started to sell private pension products without certification by the supervisory authority; however, the level of sales were below industry expectations given that large groups of clients are generally taking a “wait and see” attitude until 2002.

Belgium. There has been a general boom in unit-linked savings-related products since 1998, of up to 69% in 2000. This trend changed in 2001: whilst the overall Belgian life & savings market grew by 4.8%, some consumers returned to traditional financial protection savings-related products not directly linked to investment performance. This trend away from unit-linked products was due to the deterioration in stock market performance even before the impacts of the U.S. terrorist attacks on September 11, 2001.

Southern Europe. In Spain, life & savings market growth was primarily related to the outsourcing of pension fund management by companies and to the increase in sales of index-linked products. In Italy, the level of new business on investment products slowed down, primarily due to adverse conditions in the financial markets. However, traditional products with guaranteed rates have been boosted.

PROPERTY & CASUALTY

After several years of intense competition and, consequently, low premium rates, principally in the automobile and commercial risk products lines, premium rates in European countries increased over the past 3 years, notably in 2001. This improvement has minimized the unfavorable effects resulting from (i) a general deterioration in claims experience due to a number of natural catastrophes that have occurred over the last 3 years, (ii) an increase in the cost of claims, in particular relating to bodily injury due to changes in legislation or arising from judicial decisions, and (iii) a general increase in the frequency of claims, in particular relating to automobile insurance cover.

France. A low level of growth has persisted since 1996, primarily due to a decline in market demand, increased competition and premium rate reductions. Since 1999, gross premiums have increased by between 2% and 5% mainly due to growth in the French economy and an increase in premium rates on certain lines of business in particular, homeowners insurance. In 2001, growth is estimated to be approximately 5% primarily due to (i) estimated increase in sales in the French automobile industry and (ii) continued increases in premium rates on homeowners and commercial risk insurance cover.

Germany. Since 1996, there has been a low level of growth. In 2001, the market expanded by 3%. This growth was attributable to a 5% increase in gross premiums written on automobile insurance cover, which represented 43% of the total gross premiums written in the German property & casualty market in 2001. This growth was mainly due to an increase in premium rates. In the commercial lines business, premium rates continue to be competitive, however, there are signs of potential premium rate increases as insurers are no longer prepared to accept the substantial underwriting losses of recent years, especially after the U.S. terrorist attacks in September 2001.

United Kingdom. Both the personal and commercial property & casualty business in the United Kingdom have experienced limited growth over the last five years. The estimated market growth in 2001 is 7%, principally due to an increase in premium rates in both personal and commercial lines, mainly due to increasing claim costs. The main premium rate increases in the commercial insurance product lines of up to 40% were in liability, automobile insurance and to a lesser extent in property insurance products. Premium rates in the personal lines business were up by around 10%.

Belgium. There is strong competition in a saturated market for property & casualty insurance products. Market growth continued at approximately 3% in 2001 after annual growth of 4% during 2000. The personal automobile and commercial property insurance products continued to be characterized by low profitability and, as a result, premium rate increases applied in 2001 are expected to continue in 2002. Insurance premiums from worker’s compensation products continue to be adversely effected by intense competition, with premiums remaining stable during 2001.

Southern Europe. These markets reported significant growth in 2001 thanks to a recovery in premium rates. Spain was positively affected by a significant improvement in the claims ratio for motor insurance. In Italy after the end of the one-year motor tariff freeze which was part of the anti inflation package of April 2000, premium rates increased sharply.

INTERNATIONAL INSURANCE

The global reinsurance and large-risk corporate property & casualty market place has been significantly affected by exceptional major losses in 2001, in particular from the U.S. terrorist attacks on September 11, 2001. As a consequence, losses by reinsurance companies have been incurred causing them to accept less proportional reinsurance risks in order to improve their control of specific risk exposures. Consequently, the level of traditional underwriting capacity has been or will be greatly reduced. Reinsurance companies are seeking new underwriting conditions that will specifically exclude terrorism risks and will generally attempt to restrict reinsurance coverage through improved documentation and controls, with a significant increase in premium rates.

These changes in the international insurance environment should impact the 2002 renewal season. In addition, it is likely that the market will see a trend towards alternative risk transfer products. As a result of these events, further industry consolidation may occur, with weaker companies potentially disappearing from the reinsurance market or merging with other competitors.

ASSET MANAGEMENT

Asset management business conditions were difficult in 2001 as stock markets around the world suffered sizeable losses, reducing the market value of assets under management and, consequently, the fees collected on funds managed by asset management companies. Markets experienced a general move away from speculative equity investments towards more secure, historically stable, high quality investment options, like fixed income and money market funds.

Year 2001 Operating Highlights

Main Events

U.S. TERRORIST ATTACKS ON SEPTEMBER 11, 2001

AXA’s insurance operations were directly affected by the U.S. terrorist attacks on September 11, 2001. The total cost associated with these attacks claim has been estimated by Tillinghast between $30 and $60 billion on a worldwide basis. The estimated cost for AXA for the year ended December 31, 2001 amounted to €846 million (before tax and net of reinsurance), or €561 million impact against the net income.

The estimated cost was mainly attributable to AXA Corporate Solutions for €761 million before tax and net of reinsurance (€515 million net group share). The other impacts of the terrorist attacks were in respect of the US life & savings operations (€30 million before tax and net of reinsurance, or €16 million net group share) and the German operations in respect of their property business and art insurance covers (€55 million before tax and net of reinsurance, or €30 million net group share).

IMPACT OF DECLINE IN STOCK MARKETS

Following the significant decline in the global stock markets previously discussed, valuation allowances for other-than-temporarily impaired equity securities were recorded and totaled €995 million on a consolidated basis (€636 million net group share).

In addition, AXA had investment holdings (primarily in fixed maturity securities) in Enron, which filed bankruptcy in early December 2001. Consequently AXA recorded valuation allowances and realized losses of €68 million net group share.

Significant Acquisitions and Disposals

ACQUISITIONS

In the United States, on January 2, 2001 the acquisition of the minority interests in AXA Financial was completed as a result of the subsequent merger of AXA Merger Corp., a company created to effectuate the transaction, and AXA Financial. The outstanding minority shares in AXA Financial were converted into $35.75 in cash and 0.295 of AXA American Depository Share (ADS). Consequently, AXA shareholders’ equity increased by €737 million (19.7 million ordinary shares on a post 4-for-1 stock split basis) and AXA Financial became a wholly owned subsidiary of AXA.

As there was an irrevocable commitment by AXA to purchase all the remaining outstanding shares of AXA Financial in connection with the exchange offer completed in December 2000, the date of acquisition was December 31, 2000 for the purposes of preparing the consolidated financial statements.

In November 2001, AXA Asia Pacific purchased Sterling Grace Portfolio Management Group (“Sterling Grace”), for €126 million (A$ 218 million). Sterling Grace, a retail financial planner, distributes its services through financial advisors. This acquisition will strengthen AXA’s penetration of the market both in Australia and New Zealand.

DISPOSALS

On April 2, 2001, following a letter of intent signed in October 2000, AXA completed the sale of Banque Worms to Deutsche Bank. Under the terms of the agreement, AXA has retained some of Banque Worms’ business assets, including those related to discontinued businesses, as well as the majority of its investment securities portfolio. In addition, AXA has provided a guarantee to Deutsche Bank covering certain losses that may occur on potential non-performing loans issued by Banque Worms. AXA and Deutsche Bank are finalizing the pricing of this guarantee. In this regard, a provision of €125 million was recorded in 2000 and based on the present estimates, the provision remains adequate.

Capital and Financing Operations

This is only a summary and should be read in conjunction with “–Liquidity and Capital Resources” for further information on capital and financing operations.

CAPITAL OPERATIONS

On January 1, 2001, the outstanding 4.5% mandatory convertible bonds matured. The debt was converted into 28.7 million of AXA ordinary shares (on a post 4-for-1 stock split basis), of which 11.2 million ordinary shares are held by AXA subsidiaries. Consequently, consolidated shareholders’ equity increased by €320 million and the consolidated debt decreased by €192 million.

On May 9, 2001, at AXA’s annual general meeting of shareholders, the shareholders approved a four-for-one split of AXA’s ordinary shares and two-for-one split of the AXA’s American Depository Shares (ADS). As a result, the ratio of AXA ADSs to AXA ordinary shares has changed from one ADS representing one-half of an ordinary share to one ADS representing one ordinary share.

Since 1994, AXA has regularly offered shares to its employees. In 2001, AXA employees invested a total of €321 million in the employee stock ownership program (€25 million on July 20, 2001 and €296 million on December 14, 2001) resulting in the issuance of 18.3 million of AXA ordinary shares. At December 31, 2001, AXA employees held 2.3% of AXA shares (including ADSs) compared to 1.3% at December 31, 2000, with two employees out of five being shareholders of AXA.

AXA ORDINARY SHARES HELD IN TREASURY

In 2001, the number of AXA ordinary shares held in treasury has increased by 12 million. As at December 31, 2001, AXA held approximately 30.5 million of its ordinary shares at a book value of €489 million or 1.7 % of the total outstanding ordinary shares. Theses shares are allocated principally to the AXA Financial stock option program, where options have been granted to AXA Financial employees to acquire AXA ADSs.

FINANCING OPERATIONS

In February 2001, in response to favorable market conditions, AXA issued $770 million (approximately €827 million) under its $5.0 billion U.S. debt shelf registration.

In June 2001, AXA issued €1.0 billion notes under its €3.0 billion European Medium Term Note program.

Other Matters

AXA EQUITY & LAW INHERITED ESTATE

In July 2000, AXA Equity & Law (a wholly-owned subsidiary in the United Kingdom) proposed a plan for its financial reorganization (“the Plan”) to its eligible participating (with-profit) policyholders. The Plan addressed principally the attribution of the “Inherited Estate” (assets in excess of the amount required to meet the policyholders reasonable expectations) held in the with-profit fund of AXA Equity & Law.

Approximately 74% of eligible policyholders (by policy value) elected in favor of the Plan. In December 2000, the Plan was approved by the High Court of Justice in the United Kingdom and it became irrevocable in January 2001. The Plan took effect on April 1, 2001, at which date the Inherited Estate had a fair value of £1.7 billion (€2.7 billion). In July 2001, AXA Equity & Law made a second and final proposal, with terms similar to the original proposal, to the remaining eligible policyholders who did not elect at the first opportunity in 2000. The Plan was finally approved by a total of approximately 87% of all with-profit policyholders, representing 91% of the eligible policyholders by value.

As part of the Plan, a reorganization bonus of £250 million (€397 million) has been allocated to all with-profit policyholders from the Inherited Estate, payable upon surrender, maturity or death. In addition, with-profit policyholders who accepted the plan received an incentive payment made by AXA, which in the aggregate totaled approximately £260 million (€420 million).

The French GAAP carrying value of the Inherited Estate amounted to £958 million (€1.5 billion) after deducting (i) the reorganization bonus of £250 million (€397 million), (ii) approximately £600 million (€954 million) of unrealized capital gains and (iii) certain other adjustments to comply with French GAAP.

This Inherited Estate has been attributed as follows: (i) £777 million (€1,235 million) to AXA and (ii) £181 million (€288 million) remaining in the participating (with-profit) fund. According to the terms and conditions of the Plan, the portion of the Inherited Estate attributed to AXA, along with the non-participating insurance business, was transferred out of the participating (with-profit) fund into separate legal non-participating funds in which 100% of the operating results will accrue to AXA in future periods.

Effective from January 1, 2001, AXA changed its accounting principles relating to the UK “with-profit” funds in order to better reflect the policyholders’ rights (see “Life & Savings operations –United Kingdom” section for further details). The net impact of the change in accounting principles relating to the UK “with-profit” contracts and the financial reorganization mentioned above has reduced the opening shareholders’ equity by € 79 million.

CHANGES IN ACCOUNTING PRINCIPLES

A new basis for preparing and presenting consolidated financial statements in France for insurance companies (Regulation No. 2000-05 of the Comité de la Réglementation Comptable) became effective as of January 1, 2001. Most of the accounting policies set forth in the new regulation were already in effect at AXA and, therefore, the adoption had limited impact to the consolidated operating results and financial position of AXA. The after-tax cumulative effect of the changes in French GAAP accounting principles was recorded in consolidated shareholders’ equity at January 1, 2001 and represented a decrease of €593 million, or a decrease of 2%.

If this regulation had been applicable since January 1, 2000, net income for the year ended December 31, 2000 would have been €3,444 million, as compared to €3,904 million as reported under previous accounting principles. Adjusted earnings(1) for the year ended December 31, 2000 would have been €2,292 million, as

(1)	Adjusted Earnings represents AXA’s consolidated net income before goodwill amortization and exceptional operations. Adjusted Earnings is a non-GAAP measure, which management believes provides a meaningful understanding of the results. It should be noted that “Adjusted Earnings” as defined may not be comparable with similarly-titled measures reported by other companies as it is not defined under either French GAAP or U.S. GAAP.

compared to €2,540 million reported under previous accounting principles. The significant changes in accounting principles for the AXA Group related to :

  the accounting for equalization reserves, which are now recognized under French GAAP only if such reserves relate to catastrophe risk reserves;
  the change of principles for the U.S. and Asia Pacific financial information, previously established and included on a U.S. GAAP basis is no longer accepted in New French GAAP. Consequently, (i) certain assets previously booked at market value under U.S. GAAP are now stated at historical cost or amortized cost under French GAAP, and (ii) the cost of the Disability Income reinsurance treaty placed by the U.S. life & savings operations in 2000 was previously amortized against income over the term of the contract whereas the cost is taken as an immediate charge in New French GAAP.
  treasury shares, under certain circumstances, are to be reported as a reduction of shareholder’s equity and, consequently, 2000 realized capital gains on treasury shares have been restated.

The impact of New French GAAP on 2000 net income and adjusted earnings is summarized in the tables below:

Reconciliation of 2000 Net Income from Actual to Pro forma, by Segment

(in euro millions)	Total	Life & Savings	Property & Casualty	International Insurance	Other segments

Net Income (actual) 2000	3,904	2,050	306	137	1,410

Significant changes in accounting principle
Equalization Reserves	(163)	–	(120)	(43)	–
Restatement of certain assets
at historical cost	(40)	(40)	–	–	–
Cost of reinsurance –
Disability Income Portfolio	(211)	(211)	–	–	–
Restatement of realized capital gains
on treasury shares	(60)	–	(60)	–	–
Other	14	3	9	2	-

Subtotal	(459)	(248)	(171)	(41)	–

Net Income (Pro forma) 2000	3,444	1,802	135	97	1,410

Reconciliation of 2000 Adjusted Earnings[1] from Actual to Pro forma, by Segment

(in euro millions)	Total	Life & Savings	Property & Casualty	International Insurance	Other segments
Adjusted Earnings[1] (actual) 2000	2,540	1,437	408	153	542

Significant changes in accounting principle
Equalization Reserves	(163)	–	(120)	(43)
Restatement of certain assets
at historical cost	(40)	(40)	–	–	–
Cost of reinsurance –
Disability Income Portfolio	1	1	–	–	–
Restatement of realized capital gains
on treasury shares	(60)	–	(60)	–	–
Other	14	3	9	2	–

Subtotal	(247)	(36)	(171)	(41)	–

Adjusted Earnings[1] (Pro forma) 2000	2,292	1,401	237	112	542

(1)	Adjusted Earnings represents AXA’s consolidated net income before goodwill amortization and exceptional operations. Adjusted earnings is a non-GAAP measure, which management believes provides a meaningful understanding of the results. It should be noted that “Adjusted Earnings” as defined may not be comparable with similarly-titled measures reported by other companies as it is not defined under either French GAAP or U.S. GAAP.

The analysis of operating results for 2001 as compared to 2000 includes information for 2000 on a Pro forma basis that takes into account the changes in accounting principles to enable a comparison on a constant methodological basis.

In addition, the new French Regulations resulted in minor changes in the presentation and disclosure provided in the consolidated financial statements and in the notes to the consolidated financial statements. In particular and as it relates to the Income Statement, the caption “Net investments results” includes the change in fair value of separate account (unit-linked) assets and the unrealized gains and losses on assets supporting the UK with-profit business, which were previously included within the Income Statement caption “Insurance benefits and claims”.

Events Subsequent to December 31, 2001

DEFINITIVE CHANGEOVER TO EURO

All the operational entities of the Group involved in the conversion to Euro have successfully completed this complex and multiform operation. Since January 1, 2002, the management reporting systems, the accounting systems and the customer administration systems have been operating fully in the Euro currency.

Over 1,000 people in 23 entities have been directly involved in the modifications, training and the communication linked to the change to the euro currency. Over 50,000 associates and 20 million clients have been, directly or indirectly, concerned by this change. The full cost of the operation reached €150 million (0.28% of Euroland group revenues) over a two-year period, slightly below the budgeted amount.

RISK RESULTING FROM THE LATEST JURISPRUDENCE ON PROFESSIONAL DISEASES

The French Supreme Court (Cour de Cassation) has recently extended the notion of inexcusable offense to professional diseases. AXA companies concerned by this new case law are currently reviewing their portfolio so as to identify the contracts that may be concerned by this extended guarantee.

2001 DIVIDEND

The Management Board recommended a dividend in respect of 2001 of €0.56 per ordinary share. This recommendation was subsequently approved by the shareholders at the annual general meeting held on May 3, 2002.

Consolidated Operating Results

	Years ended December 31,
	2001	2000	2000	1999
(in euro millions)		Pro forma[1]	Actual

Gross written premiums	69,471	64,788	64,788	53,792
Revenues from banking activities(3)	1,127	11,754	11,754	10,799
Other revenues	4,234	3,429	3,429	1,937

Gross revenues	74,832	79,971	79,971	66,528

Change in unearned premium reserves	(355)	(439)	(439)	9
Net investment result(4)	(1,244)	9,908	10,089	28,827

Total revenues	73,233	89,440	89,621	95,364

Insurance benefits and claims	(56,668)	(62,160)	(61,512)	(70,319)
Reinsurance ceded, net	1,163	1,002	1,001	808
Insurance acquisition expenses	(6,394)	(5,970)	(6,352)	(5,616)
Bank operating expenses(3)	(838)	(6,509)	(6,509)	(5,286)
Administrative expenses	(8,775)	(11,734)	(11,746)	(10,499)

Operating Income	1,721	4,069	4,501	4,452

Income tax expense	(45)	(785)	(923)	(1,320)
Equity in income (loss) from affiliated entities	17	22	22	(10)
Minority interests	(492)	(1,013)	(1,061)	(1,076)

ADJUSTED EARNINGS(2)	1,201	2,292	2,540	2,045

Impact of exceptional operations	–	1,431	1,643	156
Goodwill amortization (group share)	(681)	(279)	(279)	(180)

NET INCOME	520	3,444	3,904	2,021

(1)	Pro forma New French GAAP according to the new French Regulations that became effective on January 1, 2001, as if New French GAAP had been in force since January 1, 2000. The pro forma financial information was not subject to audit.
(2)	Adjusted Earnings represents AXA’s consolidated net income, before goodwill amortization and exceptional operations. Adjusted Earnings is a non-GAAP measure, which management believes provides a meaningful understanding of the results. It should be noted that “Adjusted Earnings” as defined may not be comparable with similarly-titled measures reported by other companies as it is not defined under either French GAAP or U.S. GAAP.
(3)	Following the disposal of Donaldson, Lufkin & Jenrette (DLJ) in the second half of 2000, these items are significantly lower in 2001.
(4)	In 2000, the net investment result disclosed in the year 2000 financial statements was euro 20,863 million. Difference with the above reported amount of euro 10,089 million relates to presentational changes as (i) it did not include a euro (6,052) million impact of change in fair value of separate accounts and UK “with-profit” assets but included (ii) euro 4,721 million related to exceptional operations (100%, pre-tax). Under the new presentation (adjusted earnings and New French GAAP presentation but with Old French GAAP data), the amount of net investment result was euro 10,089 million.
The restatements from Old French GAAP to New French GAAP restatements (mainly deriving from realized capital gains on restatements of treasury shares and of assets at historical cost) amounted to euro 181 million (100%, pre-tax). Under New French GAAP and under New Presentation, the net investment result amounted to euro 9,908 million in 2000.
In 2001, the change in fair value of separate accounts had adversely impacted the net investment result for euro (11,613) million.

Consolidated Gross Revenues

Consolidated gross revenues comprise gross insurance premiums, revenues arising from asset management fees earned and other financial service operations revenues.

Consolidated Gross Revenues[1]

	Years ended December 31,
(in euro millions)	2001	2000	1999

Life & Savings	48,399	45,997	37,091
Property & Casualty	15,896	15,579	13,593
International Insurance	5,678	3,651	3,109
Asset Management	3,730	2,984	1,928
Other Financial Services	1,128	11,760	10,806

TOTAL	74,831	79,971	66,528

(1) Net of intercompany transactions.

YEAR ENDED DECEMBER 31, 2001
COMPARED TO YEAR ENDED DECEMBER 31, 2000

2001 consolidated gross revenues totaled €74.8 billion, or a decrease of €5.2 billion as compared to 2000. The decrease was mainly due to the sale of Donaldson, Lufkin & Jenrette (DLJ) in November 2000, which contributed €10.7 billion to 2000 consolidated gross revenues. 2001 consolidated gross revenues benefited from (i) the inclusion of twelve months of revenues from AXA Life Japan of €2.1 billion, as 2000 only included 6 months of post-acquisition revenues of Nippon Dantaï, and (ii) full year of revenues from the former Sanford Bernstein operations of approximately €0.6 billion, as 2000 included only 3 months of post-acquisition revenues. On a comparable basis, consolidated revenues increased by 2.1%.

Life & Savings Segment represented 65% of total consolidated gross revenues in 2001 compared to 57% in 2000. On a comparable basis, life & savings consolidated gross revenues decreased by 1.6% mainly due to a fall in premiums on unit-linked savings business, adversely affected by the decline in the global stock markets. The decrease was attributable to France (– 12%) and the United States (– 9%), and was partially offset by growth in Belgium (+ 53%) and in the United Kingdom (+ 16%).

Property & Casualty Segment represented 21% of consolidated gross revenues compared to 19% in 2000. Gross written premiums increased by 2.4%, with growth in all major countries (except in the United Kingdom) primarily due to premium rate increases. The decrease in the United Kingdom was attributable to portfolio outflow following the reduction of non-profitable contracts.

International Insurance Segment represented 8% of total consolidated gross revenues in 2001 compared to 5% in 2000 and reported a 53% increase due to (i) growth in assumed business, and (ii) a significant increase in premium rates and reinstatement premiums following the U.S. terrorist attacks on September 11.

Asset Management Segment represented 5% of total consolidated gross revenues in 2001 compared to 4% in 2000. On a comparable basis, the consolidated gross revenues decreased by 1.6%, mainly due to lower fees earned on assets under management as a result of the depreciation in value of the global stock markets in 2001.

Following the sale of DLJ, the consolidated gross revenues of Other Financial Services Segment decreased significantly and currently represents less than 2% of consolidated gross revenues compared to 15% in 2000.

YEAR ENDED DECEMBER 31, 2000
COMPARED TO YEAR ENDED DECEMBER 31, 1999

2000 consolidated gross revenues totaled €80.0 billion, or an increase of 20.2% compared to 1999. On a comparable basis, the increase was 10.8%. Excluding DLJ, consolidated gross revenues totaled €69.3 billion in 2000.

Revenue growth from the insurance operations was driven by the Life & Savings Segment (an increase of 8.4% on a comparable basis). Certain countries or regions reported double-digit revenue growth, in particular France (18.7%), Japan (12.3%, excluding the impact of the acquisition of Nippon Dantaï), Australia/New Zealand (22.6%) and Belgium (20.6%). Sales performance was boosted by the success of separate account (unit-linked) products. Revenue growth was more modest in the United States (4.1%) due to financial market volatility, which resulted in slower growth in gross premium in the second half of 2000. Gross premiums decreased by 3.7% in the United Kingdom compared to 1999, as in 1999 new business was supported by promotional campaigns on with-profit contracts, which were not repeated in 2000.

Revenue growth in the Property & Casualty Segment was 3.7% on a comparable basis, mainly due to growth in AXA’s operations in the Southern European countries, in particular, Italy (an increase of 15% due to growth in the portfolio) and Spain (an increase of 23%, primarily due to premium rate increases). Revenue growth was also recorded in the United Kingdom (1.6%, attributable to premium rate increases) and Belgium (1.5%). Due to intense price competition, gross premium volume remained stable in France and was 0.3% in Germany.

The International Insurance Segment had revenue growth of 10.5%. This increase was mainly due to reinsurance premiums, which increased by 34.1% and related to significant rate increases on natural catastrophe business. This growth was offset by a 15.6% decrease in Large Risks business, mainly attributable to the adoption of a more selective underwriting policy.

The Asset Management Segment had a growth in revenues of 21.3% (19.7% for Alliance Capital and 34.2% for AXA Investment Managers), which increased in line with growth in assets under management and efforts to shift to higher yielding investments, such as equities.

The Other Financial Services Segment was effected by the sale of DLJ whereby only nine months of DLJ operating results were included in AXA’s 2000 consolidated operating results. Compared with the nine-month period ended September 30, 1999, DLJ’s revenues increased by 39.3% in the nine-month period ended September 30, 2000.

Consolidated Adjusted Earnings and Net Income

Adjusted Earnings[2] & Net Income
		Years ended December 31,
	2001	2000	2000	1999
(in euro millions)		Pro forma[1]	Actual

Life & Savings	1,225	1,401	1,437	1,121
Property & Casualty	182	237	408	630
International Insurance	(378)	112	153	(46)

Total Insurance	1,029	1,750	1,998	1,705

Asset Management	346	211	211	99
Other Financial Services	144	273	273	264

Total Financial services	489	484	484	363

Holding companies	(318)	58	58	(23)

ADJUSTED EARNINGS[2]	1,201	2,292	2,540	2,045

Impact of exceptional operations	–	1,431	1,643	156
Goodwill amortization (group share)	(681)	(279)	(279)	(180)

NET INCOME	520	3,444	3,904	2,021

(1)	Pro forma New French GAAP as if New French GAAP had been applied since January 1, 2000. The pro forma financial information was not subject to audit. See “Changes in Accounting Principles” above for a description of principal differences.
(2)	Adjusted Earnings represents AXA’s consolidated net income, before goodwill amortization and exceptional operations. Adjusted Earnings is a non-GAAP measure, which management believes provides a meaningful understanding of the results. It should be noted that “Adjusted Earnings” as defined may not be comparable with similarly-titled measures reported by other companies as it is not defined under either French GAAP or U.S. GAAP.

YEAR ENDED DECEMBER 31, 2001
COMPARED TO YEAR ENDED DECEMBER 31, 2000

Net income totaled to €520 million in 2001, as compared to €3,444 million in 2000. This decrease was due to:

•	The absence of exceptional operations in 2001 as compared to 2000. In 2000 the net income included several exceptional operations as noted below:
	–	the consolidated net realized gain on the sale of DLJ, which totaled €2,004 million net group share (€2,071 million net group share and net of realized and unrealized losses on Credit Suisse Group shares received in respect of that transaction of €67 million);
	–	realized losses and valuation allowances of €236 million (net group share) relating primarily to the US life & savings high yield bond portfolio as a result of broad weaknesses in credit markets from a slowing economy during the third and fourth quarter of 2000, coupled with a review of investment strategy following AXA’s acquisition of the minority interests in AXA Financial;
	–	provision of €125 million recorded during the period in connection with the sale of Banque Worms, which was agreed in February 2001 and completed in April 2001; and
	–	the cost of the Disability Income reinsurance treaty (€211 million), spread over life time in U.S. GAAP but would have been recorded as an immediate charge in New French GAAP and, therefore, an additional adjustment to 2000 pro forma net income on a consolidated basis.
•	The increase in goodwill amortization of €402 million (net group share) in 2001 was mainly due to full year of amortization recorded in 2001 for significant acquisitions undertaken in 2000, including AXA’s buyout of minority interests in Sun Life & Provincial Holdings (subsequently renamed AXA UK Holdings) and in AXA Financial, and the acquisition of Sanford C. Bernstein and Nippon Dantaï.

Adjusted earnings totaled €1,201 million in 2001, or €1,091 million lower than in 2000. The decrease was primarily attributable to :

  the impact of the September 11 U.S. terrorist attacks of €561 million (net of reinsurance and tax, and after adjustment to DAC);
  lower level of net investment gains (€229 million in 2001 as compared to €1,096 million in 2000), principally due to the significant decline in the global stock markets, which resulted in (i) lower level of realized capital gains on sale of investments, and (ii) valuation allowances in respect of securities, consisting of €636 million impairment on equity securities and €68 million in respect of fixed maturity investments in Enron;
  the increase in interest expense of AXA (the Company) of approximately €200 million due to new borrowings and debt issued in 2000 to partly finance the acquisitions in 2000; and
  the sale of DLJ in 2000 and, consequently, no more contribution to AXA’s adjusted earnings (2000: €197 million).

These unfavorable items were only partially offset by:

  the €199 million impact of the tax reform in Germany: effective from January 1, 2001, realized capital gains on equity securities are no longer taxable in Germany and, therefore, the corresponding deferred tax liabilities have been released; and
  the additional contribution to AXA’s adjusted earnings related to the buyout in minority interests in 2000 relating to (i) AXA Financial (total impact of €284 million), and (ii) AXA UK Holdings (total impact of €43 million).

YEAR ENDED DECEMBER 31, 2000
COMPARED TO YEAR ENDED DECEMBER 31, 1999

Net Income totaled €3,904 million in 2000, up 93.2% as compared to 1999, and included €1,643 million of exceptional operations as discussed above, see “Year ended December 31, 2001 compared to year ended December 31, 2000”.

In 1999, the exceptional operations included €156 million (net group share), which related to the acquisition of Guardian Royal Exchange (GRE) as set out below:

  a dilution gain realized by the Company due to the decrease in AXA’s ownership in AXA UK Holdings (formerly Sun Life & Provincial Holdings), which issued ordinary shares to partly finance the acquisition of GRE (€469 million, group share);
  the exceptional amortization of goodwill relating to inadequacies in the technical reserves in connection with British, Irish and Portuguese Property & Casualty activities (€259 million, group share); and
  a realized foreign exchange loss of €27 million.

Adjusted earnings totaled €2,540 million in 2000, or €495 million higher than in 1999. This increase was primarily attributable to:

•	the Life & Savings Segment (up by €316 million) mainly due to (i) the contribution of the six-month post-
acquisition results of the Japanese operations following AXA’s acquisition of Nippon Dantaï in March 2000,
(ii) the increase of the U.S., France and other countries operating results, which benefited from increased level of sale activities in unit-linked business resulting in higher fees received;
•	the International Insurance operations (up by €199 million), mainly as a result of improved technical results in large corporate risks insurance, deriving from (i) a lower number of large losses in 2000 and (ii) improved pricing methods and a more selective underwriting policy;
•	Asset Management activities (up by €112 million), as Alliance Capital recorded a significant increase in revenues as a result of growth in average assets under management; and
•	A dividend of €97 million received by AXA (the Company) in respect of a non-consolidated equity investment (a former GRE subsidiary).
•	These favorable items were partially offset by the decrease of Property & Casualty Segment contribution to adjusted earnings, mainly due to significant reserves strengthening recorded in the UK, Ireland and Italy.

Consolidated Shareholders’ Equity

At December 31, 2001, consolidated shareholders’ equity totaled €24.8 billion. The movement in consolidated shareholders’ equity since December 31, 1999 is presented in the table below.

		Number of ordinary
	Shareholders’ Equity	shares outstanding[1]
	(in euro millions)	(in millions)

At December 31, 1999	16,358	1,425

– Conversion of 6% mandatorily convertible notes at maturity	282	16
– Merger of AXA Participations	216	8
– Issuance of ordinary shares (June 2000)	3,680	121
– Capital increase (employee stock purchase program)	235	8
– Issuance of ordinary shares for AXA Financial, transaction[2]	3,131	84
– Other bond conversions and exercise of stock options	35	3
– Cash dividend	(713)	–
– Impact of foreign currency fluctuations	(296)	–
– Goodwill from AXA Financial transaction	(2,518)	–
– Other	8	–

December 31, 2000 (before net income for the year)	20,418	1,665
Net income for the year 2000	3,904	–

At December 31, 2000	24,322	1,665
– Impact of New French GAAP	(593)	–
– Conversion of 4.5% mandatorily convertible bonds at maturity	320	29
– Capital increase in January 2001 (buyout of remaining AXA Financial. Inc.
common shares outstanding)[2]	737	20
– Impact of change in methodology
(AXA Equity & Law Inherited Estate)	(79)	–
– Exercise of share options	32	3
– Capital increase (employee stock purchase program)	321	18
– Cash dividend	(1,053)	–
– Impact of foreign currency fluctuations	300	–
– Other	(49)	–

December 31, 2001 (before net income for the year)	24,259	1 ,734
Net income for the year 2001	520	–

At December 31, 2001	24,780	1,734

(1)	2000 share data restated to take account of the 4-for-1 stock split approved by the shareholders at the annual general meeting of the shareholders held on May 9, 2001.
(2)	In connection with the buyout of minority interests in AXA Financial, 25.8 million of ordinary shares of AXA were issued: 20.9 million upon completion of the exchange offer in December 2000 and 19.7 million in January 2001 when the subsequent merger of AXA Merger Corp, (a wholly-owned subsidiary of AXA) with and into AXA Financial was completed.

Creation of Shareholder Value

Certain information provided below, including earnings per share excluding the impact of exceptional operations, represent non-GAAP measures and, therefore, may not be comparable with similarly-titled measures reported by other companies as it is not defined under either French GAAP or U.S. GAAP.

EARNINGS PER SHARE (“EPS”) DILUTED

Based on AXA’s consolidated net income of €520 million and weighted average number of outstanding ordinary shares of 1,716 million in 2001, basic net income per ordinary share was €0.30 (2000: €3,904 million, 1,518 million and €2.57, respectively, and 1999: €2,021 million, 1,412 million and €1.43, respectively, both on a post 4-for-1 stock split basis). Diluted net income per ordinary share takes into account the potential dilution of convertible debt (on an “if converted” basis) and outstanding share options. Diluted net income per ordinary share in 2001 was €0.32 (2000: €2.44 on a post 4-for-1 stock split basis and 1999: € 1.35 on a post 4-for-1 stock split basis).

Based on AXA’s consolidated adjusted earnings of €1,201 million, basic adjusted EPS was €0.70 (2000: €2,540 million and €1.67,respectively, and 1999: €2,045 million, and €1.45, respectively, both on a post 4-for-1 stock split basis). The diluted adjusted EPS was €0.70 (2000: €1.60 and 1999: €1.37, both on a post 4-for-1 stock split basis).

RETURN ON EQUITY (ROE)

ROE based on net income was 2.1% in 2001 as compared to 21.1% reported in 2000 (or 18.6% on a restated proforma basis).

ROE based on adjusted earnings (“Adjusted ROE”) was 4.9 % in 2001, or a 8.8 point decrease as compared to reported 2000 cash ROE of 13.7% (7.4 point decrease compared to 2000 adjusted ROE on a restated Pro forma basis of 12.4%) for the year 2000 restated.

DIVIDENDS

Dividends paid to shareholders have increased significantly in the last five years, from €0.29 per ordinary share paid in 1997 based on 1996 net income on a post 4-for-1 stock split basis (or €1.14 on a pre 4-for-1 stock split basis) to €0.56 per ordinary share to be paid in 2002 based on 2001 net income, which was approved by the shareholders at the annual general meeting held on May 3, 2002. Total dividends to be distributed in 2002 in respect of the 2001 financial year will be €971 million, as compared to €361 million paid in 1997 in respect of the 1996 financial year. The increase corresponded to a 14.5% growth based on a compounded average growth base.

Over the same period, the number of outstanding ordinary shares has increased from 772 million at December 31, 1996 (on a post 4-for-1 stock split basis) to 1,734 million at December 31, 2001.

SHARE PRICE

In 2001, the AXA share price decreased by 39%, underperforming the CAC 40 (which decreased by 22%), the Euro Stoxx 50 (decreased by 19%) and the Euro Stoxx Insurance index (decreased by 30.5%).

The AXA share price at December 31, 2001 was €23.47 as compared to €38.50 (on a post 4-for-1 stock split basis) at December 31, 2000.

In the last five years, the AXA share price total annual return has been + 16.06%, as compared to an annual total return of +17.1% for the CAC 40, +14.9% for the Euro Stoxx 50 and +14.6% for the Euro Stoxx Insurance.

Life & Savings Segment

The following tables present the operating results for the Life & Savings Segment as well as the gross revenues, adjusted earnings and net income contributed by the principal geographical regions for the periods indicated.

Life & Savings Segment[1]

	Years ended December 31,
	2001	2000	2000	1999
(in euro millions)		Pro forma[2]	Actual

Gross written premiums	47,921	45,561	45,561	37,105

Gross revenues	48,407	45,998	45,998	37,105

Change in unearned premium reserves	(2)	(32)	(32)	(1)
Net investment result[3]	(3,531)	6,912	7,018	25,293

Total revenues	44,875	52,878	52,984	62,397

Insurance benefits and claims	(36,744)	(44,999)	(44,955)	(55,867)
Reinsurance ceded, net	139	119	118	27
Insurance acquisition expenses	(3,193)	(2,939)	(2,979)	(2,615)
Administrative expenses	(3,326)	(2,668)	(2,668)	(1,976)

Operating Income	1,751	2,392	2,501	1,967

Income tax expense	(481)	(646)	(684)	(492)
Equity in income (loss) from affiliated entities	16	41	41	31
Minority interests	(61)	(387)	(421)	(385)

ADJUSTED EARNINGS	1,225	1,401	1,437	1,121

Impact of exceptional operations	–	488	700	–
Goodwill amortization (group share)	(303)	(87)	(87)	(35)

NET INCOME	922	1,802	2,050	1,086

(1)	Before intercompany transactions.
(2)	Pro forma New French GAAP according to the new French Regulations that became effective on January 1, 2001, as if New French GAAP had been applied since January 1, 2000. The pro forma financial information was not subject to audit.
(3)	In 2000, the net investment result disclosed in the year 2000 financial statement was Euro 14,724 million. Difference with the above reported amount of Euro 7,018 million only relates with presentation changes as (i) it did not include a Euro – 6,052 impact of change in fair value of separate accounts and with profit-profit assets but included (ii) Euro 1,802 million related to exceptional operations (100%, pre-tax) and (iii) the net impact of intercompany transactions for Euro -148 million. Under the new presentation (adjusted earnings and New French GAAP presentation but with old French GAAP data), the amount of net investment result was Euro 7,018 million.
The restatements from Old French GAAP to New French GAAP (mainly deriving from realized capital gains on restatements of treasury shares and of assets at historical costs) amounted to Euro 106 million (100%, pre-tax). Under New French GAAP and under New Presentation, the net investment result amounted to Euro 6,912 million in 2000.
In 2001, the change in fair value of separate accounts had adversely impacted the net investment result for Euro -11,613 million.

Consolidated Gross Revenues

		Years ended December 31,
(in euro millions)		2001		2000	1999(1)

France		11,001		12,528	10,566
United States[1]		11,642		12,483	10,777
United Kingdom[1]		9,086		7,939	7,207
Asia/Pacific		9,642		6,796	2,859
Germany		2,998		2,913	2,758
Belgium		1,686		1,099	913
Others countries		2,353		2,240	2,026

TOTAL		48,407		45,998	37,105

Intercompany transactions		(8)		(1)	(14)

Contribution to consolidated gross revenues		48,399		45,997	37,091

(1) Gross written premiums including fees, commissions and other revenues.

Adjusted Earnings & Net Income

		Years ended December 31,
	2001	2000		2000	1999
(in euro millions)		Pro forma[1]		Actual

France	345		392	388	335
United States	518		373	404	268
United Kingdom	167		179	179	189
Asia/Pacific	(36)		101	116	40
Germany	21		46	41	14
Belgium	65		172	172	192
Others countries	145		137	136	84

ADJUSTED EARNINGS	1,225	1,401		1,437	1,121

Impact of exceptional operations	–		488	700	–
Goodwill amortization (group share)	(303)		(87)	(87)	(35)

NET INCOME	922	1,802		2,050	1,086

(1)	Pro forma New French GAAP according to the new French Regulations that became effective on January 1, 2001, as if New French GAAP had been in force since January 1, 2000. The pro forma financial information was not subject to audit.

YEAR ENDED DECEMBER 31, 2001
COMPARED TO YEAR ENDED DECEMBER 31, 2000

In 2001, the Life & Savings segment accounted for 65% of AXA’s consolidated gross revenues as compared to 58% in 2000, or a decrease of 1.6% on a comparable basis. The contribution of the Life & Savings segment to AXA’s consolidated adjusted earnings decreased by €177 million when compared to the 2000 pro forma adjusted earnings.

The net income contributed by the Life & Savings segment in 2000 included €700 million arising from exceptional operations: €936 million realized capital gains on the DLJ sale and €236 million realized losses and valuation allowances on high yields bonds held in the investment portfolio of the U.S. operations. Under new French GAAP, such items amounted to €488 million, since it also included the cost of the cession of the Disability Income portfolio in the U.S. life & savings operations in 2000, which would have been recorded as a charge in the period under new French GAAP.

YEAR ENDED DECEMBER 31, 2000
COMPARED TO YEAR ENDED DECEMBER 31, 1999

In 2000, the Life & Savings Segment accounted for 58% of AXA’s gross revenues as compared to 56% in 1999, and represented 71% of AXA’s insurance activity. Gross premiums increased by 24% primarily due to a favorable impact on foreign exchange rates, new business contributed by Nippon Dantaï in Japan and business growth in France. Specifically in France, AXA’s life insurance subsidiaries outperformed the savings market as a whole. On a comparable basis, growth in gross life & savings premiums was 8.4% in 2000.

Excluding exceptional operations, the contribution by the Life & Savings Segment to AXA’s consolidated net income increased by €264 million, or 24.3%, and accounted for 60% of AXA’s consolidated net income. This contribution was primarily attributable to the life & savings operations in Spain, Italy and the Netherlands, where gross premiums increased significantly due to the success of separate account (unit linked) products. In addition, (i) Germany had a favorable contribution due to a tax reform, (ii) the operating results included six months of post-acquisition operating results of AXA Nichidan (subsequently renamed AXA Life Japan), and (iii) contribution from AXA China Region increased as a result of the buyout of minority interests in November 1999. Despite significant gross premium growth, the contribution of the life & savings operations in France to AXA’s consolidated net income increased by only €54 million due to an increase in income tax expense (1999 benefited from a lower average tax rate, due to a significant level of realized capital gains taxable at a lower rate).

ANALYSIS OF INSURANCE GENERAL ACCOUNT INVESTMENT RESULTS

The following table summarizes the net investment results of AXA’s Life & Savings operations for the principal categories of general account assets for the periods indicated. Certain invested assets and associated net investment results are not included, and net investment income is not reduced for investment expenses or interest expense on short-term and long-term debt. Accordingly, the net investment results summarized in the following table are not directly comparable to the net investment results discussed above.

Life & Savings(1)

	Years ended December 31,
	2001		2000		1999
(in euro millions)	Yields	Amount	Yields	Amount	Yields	Amount

Fixed maturity investments:
Net investment income	6.1%	7,342	6.5%	6,804	6.3%	6,266
Net realized gains (losses)	(0.1%)	(127)	(0.2%)	(595)	0.1%	132
Net investment results	6.0%	7,215	6.3%	6,208	6.4%	6,398
Related assets at year end		123,296		112,203		100,353

Equity investments (including trading accounts):
Net investment income	2.8%	1,565	3.8%	1,777	2.6%	1,301
Net realized gains (losses)	(6.2%)	(3,401)	4.1%	2,790	3.6%	1,789
Net investment results	(3.4%)	(1,836)	7.9%	4,567	6.3%	3,090
Related assets at year end		54,950		54,345		44,354

Real estate:
Net investment income	5.9%	660	5.2%	619	5.7%	665
Net realized gains (losses)	3.0%	333	2.5%	335	0.8%	96
Net investment results	8.9%	993	7.7%	954	6.6%	761
Related assets at year end		10,821		11,340		11,618

Loans:
Net investment income	7.2%	1,705	7.7%	1,497	7.4%	1,256
Net realized gains (losses)	(0.5%)	(125)	(0.2%)	17	(0.2%)	(31)
Net investment results	6.6%	1,580	7.5%	1,514	7.2%	1,225
Related assets at year end		21,935		25,400		16,434

Other assets and cash and cash equivalents:
Net investment income	6.3%	951	7.3%	1,153	7.5%	832
Net realized gains (losses)	0.0%	(4)	1.0%	147	2.1%	268
Net investment results	6.3%	947	8.4%	1,300	9.6%	1,100
Related assets at year end		11,828		22,062		12,438

Total General Account assets:
Net investment income	5.4%	12,223	5.9%	11,849	5.5%	10,320
Net realized gains (losses)	(1.5%)	(3,324)	1.1%	2,694	1.2%	2,255
Net investment results	3.9%	8,899	7.0%	14,543	6.7%	12,575

Total General Account assets at year end		222,830		225,351		185,197

(1)	The investment yields were calculated on a constant structural basis using the average net carrying value of invested assets (for each catagory) in the period. The 2000 investment yield data excluded the realized gains on the sale of DLJ and the realized losses and valuation allowances in respect of the U.S. high-yield bond portfolio. The realized gains were net of realized losses and included the net change in valuation allowances on impaired invested assets as well as the unrealized gains and losses on investments carried at market value, notably the assets supporting the UK “with-profit” contracts.

The 2000 amounts referred to below refer to the pro forma financial information, taking account of the new French Regulations effective from January 1, 2001 unless otherwise indicated.

MARGIN ANALYSIS FOR LIFE & SAVINGS OPERATIONS

In prior years, AXA’s commentary on the Life & Savings operations by country has been provided on the basis of presentation set out in the Statement of Income. In 2001, AXA has changed the basis for which it provides commentary on the operating results of the Life & Savings operations to follow “Margin Analysis” (please refer to the Margin Analysis glossary provided at the end of this document). Margin Analysis is used by AXA management internally to evaluate performance and allocate resources within the Life & Savings Segment in line with AXA’s strategic objectives. Margin Analysis focuses on the underlying sources and changes in operating income during the period.

Even though the presentation of Margin Analysis is not the same as the Statement of Income, it is based on the same GAAP measures as used to prepare the Statement of Income in accordance with French GAAP. As a result, the operating income under Margin Analysis is equal to that reported in AXA’s Statement of Income for the segment. There are certain material differences between the detailed line-by-line presentation in the Statement of Income and the components of Margin Analysis as set out below.

(i)	Gross premiums (net of deposits), fees, commissions and other revenues are allocated in the Margin Analysis based on the nature of the revenue between “Fees and Revenues” and “Net Technical Margin”.
(ii)	Policyholders’ interest in participating insurance contracts is reflected as a change in insurance benefits in the Statement of Income. In the Margin Analysis, it is allocated to the related margin, that is primarily the “Investment Margin” and the “Net Technical Margin”.
(iii)	The “Investment margin” represents the net investment result in the Statement of Income and is adjusted to take into account the policyholders’ participation (see above) and to exclude the loading on (or contractual charges included in) unit linked business, which are included in “Fees and Revenues”.

Management is of the view that it is a better mechanism for discussing and analyzing operating performances in the period as it relates to the Life & Savings segment.

Life & Savings Operations - France

Life & Savings Operations - France

	Years ended December 31,
	2001	2000
(in euro millions)		Pro forma[1]

Gross written premiums	11,001	12,528

Investment margin	867	853
Fees and revenues	1,093	1,152
Net technical margin	121	26
Expenses (net of DAC/VBI)	(1,586)	(1,532)

Operating Income	494	499

Income tax expense	(149)	(106)
Minority interests	(1)	(1)

ADJUSTED EARNINGS	345	392

(1) Pro forma New French GAAP as if New French GAAP had been in force since January 1, 2000.

Consolidated gross written premiums amounted to €11,001 million (before intercompany eliminations). Net of intercompany elimination, gross written premiums decreased by 12%, to €10,997 million, in 2001 as compared to 2000, while, over the same period, the market decreased by 8%. AXA’s strategy focus on unit-linked products (47% of total investments and savings versus 29% for the French market) contributed significantly to the 2001 performance gap as these products are sensitive to stock market trends. When compared to 1999, 2001 gross written premiums grew by 4%.

The success of AXA’s equity-based investment structured products launched throughout 2001, which represented 9% of total gross written premiums in 2001 versus 3% in 2000, was offset by lower sales on standard unit-linked products.

  Investment & Savings (71% of total gross written premiums): individual premiums (64% of total gross written premiums) were down by 18% mainly due to weak financial markets, as well as a strong prior year comparison basis (as PEP products had matured). Individual unit-linked premiums (48% of the individual premiums versus 62% in 2000) declined by 37% in a market that was down by approximately 40%. Premiums on general account individual savings business increased by 14%, as clients turned to safer products in the weak and volatile equity market environment.
  Group retirement premiums (7% of total gross written premiums) declined by 19% as there were several important contracts underwritten a year ago, and the market was extremely competitive. Adjusted for large group additional premiums in 2000, gross written premiums were down by 4%. Unit-linked premiums now represented 32% of this activity versus 37% in 2000.

  Life & Health (29% of total gross written premiums): premiums increased by 6%, as group premiums benefited from several large new contracts written in 2001.

Investment margin increased by €14 million in 2001 as compared to 2000. The level of realized capital gains decreased by €208 million in 2001 as compared to 2000, of which €147 million related to equity securities. This negative impact was more than offset by (i) an increase in investment income of €133 million received in 2001 mainly due to the performance of European listed companies in 2000, and (ii) a decrease in rates credited to policyholders on certain products (impact of €88 million) as a result of the volatility of the financial markets in 2001. However, the decrease in rate still provided policyholders with a rate of return greater than the average market rate in particular for the Euro multi-support savings type products. As the majority of the portfolio has been held for a number of years, no impairment was necessary.

Fees and revenues decreased by €59 million in 2001 as compared to 2000. This decrease was primarily attributable to a decline of €46 million from unit linked savings products, mainly due to the fall in gross written premiums in 2001, partly offset by higher fees on larger average assets under management. Fees and revenues from general account business decreased by €37 million in 2001 as compared to 2000, due to product mix, This decrease was partly offset by a €27 million rise in fees and revenues from group life and health business, in line with the increase in gross written premium of + 6% in 2001 as compared to the prior year.

Net technical margin increased by €95 million in 2001 as compared to 2000. This increase was mainly due to the improvement of (i) the mortality margin on individual health of €44 million, primarily attributable to more favorable loss reserve development in 2001, and (ii) group life technical margin of €24 million in line with the rise in new business. The remaining increase was due to reserve allowances recorded in 2000 on savings products.

Expenses net of DAC and VBI increased by €54 million in 2001 as compared to 2000, primarily attributable to information technology expenses associated with strategic initiatives and reengineering of French insurance processes of €50 million. This increase was partly offset by a €16 million decrease in commercial staff expenses. VBI amortization expense increased by €18 million mainly due to a rise in lapse rates recorded on an old generation portfolio.

The ratio of gross operating expenses to total gross insurance reserves was 1.99% in 2001 (2000: 1.96%). Specific to retirement savings products, the ratio of general expenses to retirement savings reserves was stable at 1.40% in 2001. As at December 31, 2001 insurance reserves totaled €81 billion. During the year 2001, they have been adversely affected by €2.5 billion due to the change in fair value of the separate accounts. Excluding this negative impact, the ratio of gross operating expenses to total gross insurance reserves was 1.93%.

The cost income ratio was stable in 2001 as compared to the prior year (respectively 77.5% versus 77.6%) as the increase in expenses is in line with the rise in the technical margin partly offset by the decrease in fees and revenues.

Income tax expense increased by €43 million primarily due to a higher effective tax rate in 2001 (30.1%) as compared to 2000 (21.3%). The effective tax rate was lower in 2000 due to a high level of realized gains on the sale of certain equity investments during that period, which were subject to a low tax rate in France (21.53% in 2000).

Adjusted earnings decreased by €47 million to €345 million in 2001 as compared to 2000. As the operating income was mainly stable in 2001 as compared to the prior year (respectively €494 million and €499 million), the decrease in adjusted earnings was primarily attributable to income tax expense (decrease of €43 million).

Excluding the impact of net realized capital gains, adjusted earnings amounted to €284 million in 2001 as compared to €279 million in 2000.

Life & Savings Operations - United States

Life & Savings Operations - United States

	Years ended December 31,
	2001	2000
(in euro millions)		Pro forma[1]

Gross revenues	11,642	12,483

Investment margin	697	794
Fees and revenues	1,046	1,121
Net technical margin	574	553
Expenses (net of DAC/VBI)	(1,600)	(1,518)

Operating Income	717	949

Income tax expense	(200)	(324)
Minority interests	0	(252)

ADJUSTED EARNINGS	518	373

Average exchange rate : US$ 1.00 = €	1.12	1.08

(1) Pro forma New French GAAP as if New French GAAP had been in force since January 1, 2000.

Gross revenues decreased by €841 million or 9% on a constant exchange rate basis compared to a record year in 2000.

  Investment & Savings (61% of gross revenues) premiums decreased by 14% compared to 2000, mainly driven by an industry-wide decline in variable annuity sales, a consequence of the general slowdown in the economy and the drop in equity markets. This decrease was experienced by all distribution channels, the wholesale channel (– 19%) being less resilient than the retail channel (– 12%). In the variable annuities market, notwithstanding the decline in premiums, AXA maintained its market share with a number six ranking. The decline in variable annuities was partially offset by €467 million of Single Premium Deferred Annuity (SPDA) sales mainly in the fourth quarter of 2001, AXA Financial launched this fixed annuity product in late September to complete its product range and counteract the downtrend in variable annuity business. In the fixed annuity business, AXA estimates its market share at 2%, as compared to 0% last year.
  Life (25% of gross revenues) premiums decreased by 5% compared to 2000 due to tax legislation uncertainty early in the year, though life sales rebounded during the fourth quarter. In 2001, the wholesale channel more than tripled its sales in life products compared to 2000, which mitigated the decline of the retail channel. In variable life sales, AXA actually gained market share to rank number six at the end of December 2001 versus number seven at the end of December 2000.
  Other premiums (10% of gross revenues) increased by 15% compared to 2000 mainly due to higher institutional premiums.
  Other revenues (4% of gross revenues) declined by 7% compared to 2000 mainly due to a decrease in brokerage service fees, primarily on fees earned on mutual fund sales. In addition, asset management fees decreased slightly.

Investment margin2 decreased by €97 million in 2001 as compared to 2000, or a decrease of €115 million on a constant exchange rate basis. The decrease was mainly due to a lower level of investment income of €124 million, primarily attributable to lower investment yields on the fixed maturities portfolio in 2001 partially offset by the positive effects of lower crediting rates on life and annuity account balances. Realized capital gains and losses including valuation allowances were globally flat, as the increase in valuation allowances on impaired bonds (mainly charged on the High-Yield bond portfolio) was offset by higher realized gains mainly on bonds and real estate. The year 2001 included a valuation allowance on Enron bonds of €35 million pre-DAC and pre-tax (or €12 million post-DAC and post-tax).

Fees and revenues decreased by €75 million in 2001 as compared to 2000, or a decrease of €105 million on a constant exchange rate basis, mainly due to lower fees earned on separate account business and to lower policyholder charges received in general account related business. The fall in fees earned on separate account business was €52 million and was attributable to the decline in separate account balances (– 13% in average separate account reserves in 2001 as compared 2000), mainly due to the depreciation in the financial markets. The decrease of policyholder charges received in general account business was €45 million and was principally due to lower contractual charges earned on health business related to the cession of the disability income line. Fees earned on mutual funds decreased by €8 million due to lower sales.

Net technical margin3 increased by €21 million in 2001 as compared to 2000, or €5 million on a constant exchange rate basis. The increase was mainly due to improved individual health morbidity experience of €64 million essentially reflecting the cession of the disability income line, which generated largely negative spreads in 2000. The increase was partly offset by less favorable mortality experience on the life business of €24 million and claims associated with the September 11, 2001 terrorist attacks of €30 million pre-DAC and pre-tax (or €16 million on a post-DAC and post-tax basis).

(2)	As disclosed in the 2000 annual report. 2000 figures are presented excluding one-off items : realized gain on the sale of DLJ (€2,483 million or €936 million after tax and minority interest), realized losses and valuation allowances relating to high-yield bonds in the second half of 2000 (€604 million or €236 million after tax and minority interest).
(3)	Excluding the one-off cost of €541 million (€211 million after tax and minority interests) of reinsuring the Disability Income portfolio, which would have been recorded as a charge in 2000 if new French GAAP had been applied, whereas it had no impact on U.S. GAAP (and therefore on old French GAAP).

Expenses increased by €82 million in 2001 as compared to 2000, or an increase of €36 million on a constant exchange rate basis. The increase in expenses was principally due to (i) an increased amortization of Information Technology expenses net of capitalization of €115 million and (ii) a €114 million charge for severance costs related to staff reductions. The increase was however largely offset by (i) cost reductions of €99 million, in particular lower consulting fees and strategic initiative spendings, and (ii) lower DAC amortization of €94 million associated with reduced margins.

The ratio of gross operating expenses to total gross insurance reserves on a constant exchange rate basis deteriorated by 0.23 points to 2.12% in 2001 (2000:1.89%) primarily due to a decrease in separate account balances. As at December 31, 2001 insurance reserves totaled €93 billion. During the year 2001, they have been adversely affected by €6.5 billion (at closing exchange rate) due to the change in fair value of the separate accounts. Excluding this negative impact, the ratio of gross operating expenses to total gross insurance reserves was 1.98%.

The cost income ratio amounted to 91% as compared to 79% in 2000 mainly due to (i) the non-recurring severance costs in 2001 and to (ii) the strong declines in investment margin and in fees and revenues. Excluding the non-recurring severance costs, the cost income ratio was 86% in 2001.

Income tax expense decreased by €124 million in 2001 as compared to 2000, or a decrease of €130 million on a constant exchange rate basis. The decrease was due to lower taxable income and a lower effective tax rate due to settlement of open tax years.

The amount of adjusted earnings attributable to minority interests decreased by €252 million in 2001 as compared to 2000, as a result of AXA’ s buyout of the minority interests in AXA Financial in December 2000.

Adjusted earnings increased by €145 million in 2001 as compared to 2000. On a comparable basis (excluding minority interests in 2000 and on a constant exchange rate basis), adjusted earnings decreased by €122 million, primarily due to a lower level of fees and revenues earned, lower investment margin, and higher severance costs, partially offset by the improvement in Individual Health results in 2001 compared to 2000, reflecting the cession of the Disability Income line to a reinsurer in July 2000. Excluding net capital gains and claims associated with the September 11, 2001 terrorist attacks, adjusted earnings decreased by €102 million compared to 2000.

Life & Savings Operations - United Kingdom

Life & Savings Operations - United Kingdom

	Years ended December 31,
	2001	2000
(in euro millions)		Pro forma[1]

Gross revenues	9,086	7,939

Investment margin[1]	289	359
Fees and revenues[1]	378	360
Net technical margin[1]	30	9
Expenses (net of DAC/VBI)[1]	(520)	(445)
Health operating income	43	47

Operating Income	220	330

Income tax expense	(56)	(100)
Equity in income (loss) from affiliated entities	2	11
Minority interests	–	(62)

ADJUSTED EARNINGS	167	179

Average exchange rate : £ 1.00 = €	1.61	1.64

(1) Excluding health insurance business.

As at January 1, 2001, the basis of profit recognition in respect of the UK participating (with-profit) funds has been changed under French GAAP to better reflect the policyholders’ rights. This new basis is consistent with the basis of determining such liabilities used by the UK life companies to prepare their financial statements. As a result of the change in accounting method, the profit recorded during the period from UK participating funds represents only 10% of the bonus declared in that period, with the remaining 90% allocated to policyholders. In prior years, profits from UK participating funds were determined as the sum of 10% of the results of the funds (including non-participating business within the “with-profit” fund) and 100% of the investment result on assets in excess of the “with-profit” policyholders’ liabilities. The basis of profit recognition for non-participating business, not included in the “with-profit” funds, is unchanged and represented 100% of all revenues and expenses incurred in respect of this business. In addition, as a result of the financial reorganization effective on April 1, 20014, the AXA Equity & Law (AEL) non-participating business within AEL’s “with-profit” fund, together with AEL’s Inherited Estate attributed to AXA, were transferred into separate legal non participating funds in AXA Sun Life.

On a comparable basis (excluding minority interests in 2000 and on constant exchange rate basis), the change in basis of determining profit from participating “with-profit” funds and the financial reorganization represented a positive impact of €9 million on adjusted earnings. This positive impact is broken down as follows4:

• €– 47 million in the investment margin, as the amount recognized in 2000 included 10% of the investment result of the funds and 100% of the investment result on assets in excess of the “with-profit” policyholders’ liabilities, whereas 2001 included 100% of the investment result of the new non participating funds.

• €+ 39 million in fees & revenues, technical margin and expenses net of DAC, attributable to the 2001 income recognition on a 100% basis in respect of the non-participating business previously within the “with-profit” fund and recorded on a 10% basis in 2000.

• €– 14 million VBI amortization attributed to the unit-linked business transferred to the new non participating funds in 2001.

• €+ 31 million impact on income tax expense attributable to (i) the above items, and (ii) an increased income tax expense recorded on a 10% basis in the “with-profit” funds related to a change in tax treatment on savings-type products in 2000.

Gross revenues grew 16% on a comparable basis to €9,086 million in 2001, including fees from sales of mutual funds and from dental capitation business of €67 million. Excluding Health, revenues increased by 18%, with life new business on an APE basis5 up 24%: this strong new business performance is a reflection of the benefits already captured from the second year of a project re-engineering the AXA Sun Life business, a four year investment program totaling approximately €280 million, AXA has generated improved levels of new business from a focus on high value independent financial advisors and distributors. AXA Sun Life has the infrastructure, expertise and experience of running an independent, tied agency and direct sales-force model, and is therefore well placed to operate successfully under the new regulatory framework recently proposed by the Financial Services Authority in the UK.

  Investment & Savings (75% of all UK Life & Savings revenues) revenues were up 21% due to increased sales of pension and investment bond contracts. Pension premiums increased by 11% on unit-linked and nonunit-linked business due to (i) the successful launch of Stakeholder pension products and other pension products adapted to the new competitive environment, (ii) changes in tax law which encouraged customers to use carried forward contributions before the end of the tax year on April 6, 2001 and (iii) “single premium transfer” business. Investment bond revenues were up by 36% due to strong sales of With Profit bonds (resulting from the launch in June of an international With Profit bond contract) and an “Invest for Income” campaign launched in the summer, which aims to provide regular income by using a combination of products.
(4)	See “–Year 2001 Operating Highlights”.
(5)	Annual Premium Equivalent (APE) is total of 100% of new regular premiums and 10% of new single premiums.

  Life revenues (11% of all UK Life & Savings revenues) grew 3% despite the decision to exit the mortgage endowment market.
  Health revenues (13% of all UK Life & Savings revenues) increased by 6%, with individual premiums up by 3% and group premiums up 7% mainly due to higher pricing.

Investment margin decreased by €70 million in 2001 as compared to 2000, or €63 million on a constant exchange rate basis. Excluding the impact of the financial reorganization (€-47 million), the investment margin decreased by €16 million. This decrease is primarily related to lower investment income as a result of reduction in interest rates and lower shareholder assets, partly offset by a €8 million increase in shareholders’ profit from participating “with-profit” funds which resulted from bonus payments on higher volumes of new business and on terminating policies.

Fees and revenues increased by €18 million in 2001 as compared to 2000, or €26 million on a constant exchange rate basis. Excluding the impact of the financial reorganization (€+ 44 million), fees and revenues decreased by €18 million. This decrease is mainly attributable to the unit-linked business as discussed below.

  A €1 million decrease in fees earned on account balances due to the decline in the stock market, offset by the impact of the increase in overall new business.
  A €17 million decrease in loadings on premiums on life and pension products due to (i) a decrease in life new business following the decline in the stock market, (ii) changes to pension product design following the introduction of Stakeholder Pensions and (iii) the withdrawal from the mortgage endowment market.

Net technical margin increased by €21 million in 2001 as compared to 2000, on both a current and a constant exchange rate basis. Excluding the impact of the financial reorganization (€+ 20 million), the technical margin increased by €1 million due to slightly better mortality margins.

Expenses, net of policyholder allocation(6) increased by €75 million in 2001 as compared to 2000, or €86 million on a constant exchange rate basis. Excluding the impact of the financial reorganization (€– 39 million), expenses increased by €47 million. 2001 expenses included (i) an €89 million investment in strategic initiatives to reengineer systems and processes to face the new competitive environment as compared to €46 million incurred in 2000, and (ii) a €14 million investment in the development of an internet capability for the sale of mutual funds. Following a review of long term assumptions, the DAC/VBI amortization expense increased by €5 million in 2001 as compared to 2000. Excluding these costs, expenses net of policyholder allocation decreased by €17 million whilst business volumes increased by 16%.

Consequently, the ratio of gross operating expenses to total gross insurance reserves increased from 1.33% to 1.41% in 2001 mainly due to the investment in strategic initiatives. As at December 31, 2001 insurance reserves totaled €71 billion. During the year 2001, they have been adversely affected by €4.1 billion due to the change in fair value of unit-linked and with-profit reserves. Excluding this negative impact, the ratio of gross operating expenses to total gross insurance reserves remained constant at 1.33%.

The cost income ratio increased by 11 points to 74% as a result of the increase in expenses combined with a lower level of investment margin.

The health operating income reported by AXA PPP healthcare decreased by €4 million in 2001 as compared to 2000, or €3 million on a constant exchange rate basis. The strong pricing strategy undertaken in 2001 to increase profitability improved the underlying health margin. However, the favorable results were more than offset by a valuation allowance of €24 million (pre-tax) recorded in respect of certain impaired equity securities and a provision of €11 million (pre-tax) for industry levies necessary to fund UK insurance company insolvencies during the year.

(6) Part of these expenses are incurred by the “with-profit” funds and are therefore borne by policyholders.

Income tax expense decreased by €44 million in 2001 as compared to 2000, or €43 million on a constant exchange rate basis. Excluding the impact of the financial reorganization (€+ 31 million), income tax expense decreased by €12 million as a result of the lower operating result.

The net income attributed to minority interests decreased by €62 million in 2001 as compared to 2000 as a result of the buyout of the minority interests in Sun Life and Provincial Holdings plc (now AXA UK plc) in July 2000.

Adjusted earnings decreased by €12 million in 2001 as compared to 2000, or €8 million on a constant exchange rate basis. On a comparable basis (excluding minority interests in 2000 and on a constant exchange rate basis), adjusted earnings decreased by €70 million. The decrease was mainly due to the additional cost of strategic initiatives, lower investment income and the decrease in fees and revenues resulting from the fall in stock markets, partly offset by the positive impact of the change in basis of determining profit from participating funds and the financial reorganization. Excluding net capital gains, adjusted earnings on a comparable basis decreased by €4 million in 2001 compared to 2000.

Life & Savings Operations - Asia / Pacific

Consolidated Gross Revenues

	Years ended December 31,
(in euro millions)	2001	2000	1999

Japan	5,475	3,353	133
Australia / New Zealand	2,590	2,399	1,810
Hong Kong	1,353	837	742
Other Asian countries	224	207	174

TOTAL	9,642	6,796	2,859

Adjusted Earnings

	Years ended December 31,
	2001	2000	2000	1999
(in euro millions)		Pro forma[1]

Japan	(99)	52	52	(28)
Australia / New Zealand	29	1	17	30
Hong Kong	37	44	43	27
Other Asian countries	(4)	5	5	11

TOTAL	(36)	101	116	40

(1) Pro forma New French GAAP as if New French GAAP had been in force since January 1, 2000.

The full year 2000 results of operations in the above tables relate to 9 months of AXA Life Japan and 6 months of activity of the new AXA Japan entity that was created following the acquisition of Nippon Dantaï. Therefore, 2000 and 2001 results are not comparable.

Japan

Gross written premiums decreased by 8% to €5,475 million on a comparable basis as, in the fourth quarter 2000, AXA Japan benefited from a single premium related to the transfer of a large group contract. Restated for this contract transfer, gross written premiums decreased by 4% in 2001. AXA Japan continues to focus on higher margin individual life, investment & savings products, including unit-linked and health products.

  Investment & Savings (31% of gross written premiums): gross written premiums decreased by 9% following the non-renewal of group pension contracts. Individual product lines increased by + 10%, essentially as a result of a change in focus away from traditional products towards unit-linked products (which were introduced in the second half of 2000).
  Life (52% of gross written premiums): premiums were down 2% due to lower life group premiums (– 10%) following the deliberate non-renewal of certain low margin contracts, as well as to lower individual life business (– 4%), AXA Japan has been focusing on higher margin products, essentially health and unit-linked products.
  Health (17% of gross written premiums): gross written premiums grew by 5% due to the revision of commission scales as well as to a sales campaign that increased the focus of the sales force towards medical products.

The investment margin in 2001 amounted to a loss of €368 million. The loss included a €510 million valuation allowance (pre-tax) on impaired assets, of which €478 million (€255 million net group share) were related to certain impaired equity securities as a result of the deterioration in the stock markets and €32 million (€18 million net group share) due to Enron bankruptcy. Excluding the valuation allowances, the yield on invested assets has improved from 2.4% in 2000 to 3% in 2001 largely as a result of the restructuring of the investment portfolio and the active management of the loan portfolio.

Fees and revenues of €992 million in 2001 were positively impacted by a favorable change in product mix towards certain term life and health products that have higher policyholder charges.

The net technical margin of €148 million in 2001 benefited from favorable mortality experience and profits arising from higher than expected surrenders of unprofitable investment contracts.

Excluding the valuation allowance on impaired assets, the cost income ratio improved from 79% in 2000 to 70% in 2001 due to a strong focus on expense control especially in personnel and marketing costs.

Adjusted earnings amounted to a loss of €99 million in 2001. Excluding valuation allowances, adjusted earnings of €174 million were positively impacted by (i) an increase in investment yield, (ii) a change in product mix in favor of products with higher policyholder charges and (iii) cost control.

The companies in the AXA Asia Pacific Holdings group (Australia/New Zealand, Hong Kong and Singapore) have changed their year-end from September 30 to December 31 in 2001. The following analyzes the results of operations for the 12 months ended September 30, 2001 versus the same period in 2000 and identifies separately the additional 3 months of activity for the three months ended December 31, 2001.

Australia and New Zealand

Consolidated gross revenues totaled €2,590 million for the 15 months ended December 31, 2001, of which €505 million related to the fifth quarter. On a comparable basis, revenues increased by 6.5% for the 12 months ended September 30, 2001.

  Investment & Savings (55% of gross revenues): gross written premiums grew 2% primarily driven by single-premium retirement contracts due to product improvements.
  Health (24% of gross revenues): gross written premiums rose 11% as a result of the full year impact from government incentive programs introduced mid-2000 to increase the number of individuals with private insurance coverage.
  Life including income protection (20% of gross revenues): gross written premiums increased by 4% as a result of the 7% growth in income protection, primarily due to rate increases (on average + 20% on new business and in-force policies, effective December 2000) partially offset by higher lapse rates for some segments.

Mutual fund net inflows were €572 million for the 15 months ended 31 December 2001, of which €110 million related to the fifth quarter. Net inflows increased by 45% (on a constant exchange rate basis) for the 12 months to September 2001 due to continued growth and the successful launch of new retail products during the year.

Adjusted earnings for the 15 months ended December 31, 2001 totaled €29 million7:

•	Adjusted earnings for the 12 months ended September 30, 2001 were €36 million (versus €1 million in 2000).
–	Health operations’ adjusted earnings improved by €+ 19 million to €32 million in 2001, as a result of (i) the increase in volume mentioned above and (ii) a reduction in the loss ratio from 83% to 79% due to a lower age profile of the new members.
–	Life & Savings adjusted earnings for the twelve months ended September 30, 2001 increased to €4 million compared to a loss of €12 million in 2000. This increase was mainly attributable to a decrease in expenses, due to a reduction in administrative expenses and an exceptional VBI write-off in 2000. This increase was partially offset by a deterioration of the technical margin (€26 million) mainly due to poor claims experience on Income Protection in 2001.
•	Adjusted earnings for the 3 month period ended December 31, 2001 was a loss of €6 million, comprising a profit on the health operations of €8 million, offset by a loss on life & savings operations of €14 million, This loss was mainly due to a €53 million strengthening (€18 million net group share) of income protection reserves as a result of a change in the rate used to discount reserves and poor claims experience on such business.

Hong Kong

Gross written premiums including internal replacement (transfers from pre-existing retirement products to Mandatory Provident Fund or “MPF”) totaled €1,353 million for the 15 months ended December 31, 2001 and €1.077 for the 12 months ended September 30, 2001, an increase of 20% on a constant exchange rate basis compared to the same period last year. Excluding internal replacements, gross written premiums for the 12 months ended September 30, 2001 increased by 5% on a constant exchange rate basis, primarily due to external MPF new business. During the fifth quarter 2001, gross written premiums benefited also from MPF new business and from the successful launch of a closed-end guaranteed bond in November 2001.

(7) The AXA Asia Pacific Group is 51% owned by AXA.

Adjusted earnings totaled €37 million8 for the 15 months ended December 31, 2001:

• Adjusted earnings for the 12 months ended September 30, 2001 were €66 million, an increase of €22 million compared to the same period in 2000. This increase is mainly due to the improvement of the investment margin (€25 million impact on adjusted earnings) following (i) higher investment income of €9 million as AXA China Region invested in longer duration fixed income securities with higher yields, (ii) a reduction in realized losses of €9 million, and (iii) a reduction in bonus crediting rates (€4 million) in line with market trends. This increase is partly offset by additional VBI amortization in 2001 compared to 2000 which benefited from the positive impact on VBI of a change in assumptions used to estimate the emergence of future profits (€12 million).

•	Additional adjusted earnings for the 3 month period ended December 31, 2001 were a loss of €29 million, due to investment losses resulting from a change in strategy for the global active equity portfolio (€7 million net group share), realized losses on Enron debt securities (€16 million net group share), and valuation allowances recorded on certain impaired equity securities (€19 million net group share).

Singapore

Gross written premiums for the 15 months ended December 31, 2001 were €216 million. For the 12 months ended September 30, 2001, they amounted to €182 million, a 43% increase compared to the same period in 2000, mainly due to the successful launch of a new single-premium index-linked product in the second quarter of 2001.

Adjusted earnings for the 15 months ended December 31, 2001 were a loss of €2 million. For the 12 months ended September 30, 2001, the loss amounted to €1 million9, a decrease of €1 million compared to the same period in 2000 due to adverse investment market conditions.

China

Gross written premiums reached €9 million, a 109% increase on a constant exchange rate basis from last year, which can be mostly explained by the increase in agent numbers (an increase of 26% from last year at the end of December). Adjusted earnings amounted to a loss of €2 million in 2001 as in 2000.

Life & Savings Operations - Germany

Life & Savings Operations - Germany

	Years ended December 31,
	2001	2000
(in euro millions)		Pro forma[2]

Gross written permiums	2,998	2,913

Investment margin[1]	7	30
Fees and revenues[1]	30	21
Net technical margin[1]	7	9
Expenses (net of DAC/VBI)[1]	(39)	(30)
Health operating income	19	26

Operating Income	24	57

Income tax expense	(0)	(5)
Equity in income (loss) from affiliated entities	0	0
Minority interests	(2)	(6)

ADJUSTED EARNINGS	21	46

(1)	Excluding health insurance business.
(2)	Pro forma New French GAAP as if New French GAAP had been in force since January 1, 2000 .
(8)	AXA China Region is part of the AXA Asia Pacific Group, which is 51% owned by AXA.
(9)	AXA Life Singapore is part of the AXA Asia Pacific Group, which is 51% owned by AXA.

Gross written premiums amounted to €2,998 million (before intercompany eliminations). Net of intercompany, German revenues (6% of total Life & Savings) rose 3% to €2,997 million compared to market growth of 1.5%.

  Investment & Savings (18% of gross written premiums): premiums went up 1% to €527 million mainly driven by unit-linked product sales. Non unit-linked premiums decreased by 1% due to the “wait-and-see”
  approach adopted by the German market towards the implementation of the German pension reform.
  Life (62% of gross written premiums): Life premiums grew by 1% to €1,865 million mainly driven by unit-linked product sales (up 45%, representing now 6% of premiums), which offset the 1% decline in non unit-
  linked product sales.
  Health (20% of gross written premiums): rate increases continued to drive health premiums growth of 12%, largely outperforming the estimated market growth of 5%. The new business was still strong at €75 million.

Margin Analysis: given the regulated policyholder participation rates applied on all margins, the whole margin analysis is presented net of policyholder participation.

Investment margin decreased by €23 million to €7 million in 2001 as compared to 2000 on a comparable basis. The fall in stock market performance affected investment income, which decreased by €171 million (gross of policyholder participation) in 2001. Unlike in 2000 in which €229 million dividends from mutual funds were distributed, only €32 million dividends (gross of policyholder participation) were distributed in 2001. Higher capital gains of €30 million were realized in order to partially offset the lower revenues.

The policyholder crediting rate on participating contracts was also decreased, so that overall the statutory net interest rate served decreased from 7.6% to 6.4%, nevertheless comparing favorably to the market benchmarks.

In addition, the investment margin was affected by policyholder participation paid on internal dividends, which were higher than in 2000 (€6 million).

Fees and revenues net of policyholder benefits increased by €9 million to €30 million mainly due to high loading on new business on unit-linked products, and despite lower fees and revenues on asset under management.

Net technical margin decreased by €2 million to €7 million in 2001 as compared to 2000 on a comparable basis, due to an increase in disability insurance claims reserves driven by a better cut-off process.

Expenses net of policyholder participation increased by €9 million mainly due to an increase in expenses relating to strategic projects, in particular new product development in response to the pension reform and an e-commerce financial portal project. As a result, the ratio of gross operating expenses to total gross insurance reserves increased by 0.1 points to 1.7% in 2001 (2000: 1.6%). The cost income ratio increased by 39.4 points from 47.5% in 2000 to 86.9% in 2001, due to a decline in the investment margin and an increase in expenses.

The health operating income decreased by €7 million to €19 million in 2001 as compared to 2000 on a comparable basis. The deterioration was primarily due to higher expenses in relation to the implementation of strategic projects, aiming at customer service and efficiency improvements.

The income tax expense decreased by €5 million down to zero in 2001 as compared to 2000 on a comparable basis, mainly due to (i) a lower operating income and (ii) a lower release of deferred tax in relation to the German tax reform.

Adjusted earnings decreased by €25 million to €21 million in 2001. Excluding realized capital gains, adjusted earnings decreased by €23 million to €20 million in 2001.

Life & Savings Operations - Belgium

Life & Savings Operations - Belgium

	Years ended December 31,
	2001	2000
(in euro millions)		Pro forma[1]

Gross written premiums	1,686	1,099

Investment margin	165	210
Fees and revenues	133	116
Net technical margin	39	36
Expenses (net of DAC/VBI)	(186)	(162)

Operating Income	151	200

Income tax expense	(85)	(28)
Minority interests	(0)	(0)

ADJUSTED EARNINGS	65	172

(1) Pro forma New French GAAP as if New French GAAP had been in force since January 1, 2000.

Gross written premiums were €1,686 million, up 53% as compared to 2000 due to the strong performance of new generation investment products, which allowed AXA to outperform an estimated 4.8% market growth.

  Investment & Savings (82% of total gross written premiums): premiums increased by 69% due to the particularly strong performance of individual non unit-linked products (192% compared with a 54% overall
  Belgian market growth). This line benefited from the success of the CREST product, a single premium non-unit-linked product with a minimum guaranteed return of 3.75% for the contracts sold in 2001. Due to unstable investment markets, unit-linked business remained at the same level as prior year, which was quite satisfactory since the market declined by 11%.
  Life (17% of total gross written premiums): premiums grew 8% in a very mature market ; this performance benefited from a significant single premium contract in individual life.

The investment margin decreased by €45 million in 2001 as compared to 2000, primarily due to a valuation allowance of €91 million before tax (€74 million net of policyholder bonuses before tax) recorded in respect of an impairment of certain equity securities. Excluding the impairment, the investment margin would have increased by €29 million mainly explained by:

  Investment income on fixed maturities and equity securities were up by €51 million, as a result of an increase in invested assets.
  In 2001, a lower level of realized gains was recorded in respect of equity and real estate securities of €85 million compared to 2000, as 2000 included an exceptional €50 million capital gain on the sale of real estate assets.
  A €49 million increase of realized capital gains on fixed maturity securities was due to sales in connection with the implementation of a new investment strategy for more fixed maturity securities with a longer duration in order to improve the asset-liability matching.
  Due to the weak performance of stock markets, the bonuses credited to policyholders decreased by €27 million.

Fees and revenues increased by €17 million in 2001, mainly explained by €3 million attributable to policyholder loadings on unit-linked products and €18 million on guaranteed rate investment products.

The net technical margin mainly deriving from improved mortality in the life traditional products (€34 million), increased by €3 million to €39 million in 2001 as compared to 2000.

Expenses increased by €24 million in 2001 as compared to 2000, primarily due to an increase in the volume of new business written that mainly affected acquisition expenses and due to significant information technology projects that impacted administration costs.

The ratio of gross operating expenses to total gross insurance reserves was stable at 1.94%. The cost income ratio amounted to 58.4% as compared to 48.3% in 2000. The deterioration was due to (i) the increase in expenses and (ii) the lower level of the investment margin. Excluding the valuation allowance, the cost income ratio was stable as compared to 2000.

Income tax expense increased by €57 million mainly due to tax on realized capital gains from the sale of fixed maturity securities as compared to non-taxable gains on equity securities in 2000.

Adjusted earnings decreased by €107 million to €65 million in 2001 as compared to 2000 mainly due to the decrease in the investment margin affected by valuation allowances on equity investments and the increasing tax expense. Excluding the realization of capital gains and impairments, adjusted earnings decreased by €34 million to €47 million in 2001 as compared to 2000, mainly due to the increase in tax expense.

Life & Savings Operations - Other Countries

The following tables present the operating results for AXA’s Life & Savings operations in other regions including the Netherlands and Spain for the years indicated.

Consolidated Gross Revenues

	Years ended December 31,
(in euro millions)	2001	2000

The Netherlands	912	924
Spain	525	420
Italy	358	390
Other countries	558	506

TOTAL	2,353	2,240

Adjusted Earnings

	Years ended December 31,
	2001	2000
(in euro millions)		Pro forma[1]

The Netherlands	70	57
Spain	22	14
Italy	36	45
Other countries	18	21

TOTAL	145	137

(1) Pro forma New French GAAP as if New French GAAP had been in force since January 1, 2000.

The Netherlands. Gross revenues decreased by 1% to €912 million in 2001 as compared to 2000. Life insurance (67% of total gross premiums) decreased by 7% to €609 million, mainly due to radical modification of tax legislation in the Netherlands, stronger competition and poor performance in both the equity market and mortgage market. Gross revenues on health business increased by 14% and was mainly due to premium rate increases of 11% on average, in line with market trends, and continued success of the individual disability product.

In Life insurance, adjusted earnings were up by €15 million to €70 million in 2001 as compared to 2000. The increase was due primarily to a €21 million increase of the investment margin mainly resulting from €44 million in realized capital gain (net of an exceptional €5 million amortization of the value of business inforce) on the sale of the private loans, partly offset by realized losses on the sale of equity securities of €27 million.

In Health, the adjusted earnings decreased by €3 million to €0 million primarily due to the bankruptcy of a large broker.

Spain. Gross written premiums increased by €105 million, or 24.9% on a comparable basis primarily due to a large single premium contract relative to externalization of pension funds, partly offset by a drop in unit- linked products sales due to poor financial markets.

Adjusted earnings increased by €8 million in 2001, primarily due to an increase in AXA’s ownership interest from 70% to 100% in December 2000. On a comparable basis, adjusted earnings increased by €1 million, mainly due to a €3 million after tax increase in the investment margin. The increase of the investment margin was a result of a release of deferred policyholders bonuses due to an asset/liability matching review (€7 million after tax), which was partly offset by lower realized capital gains in 2001. Expenses were higher by €2 million after tax.

Italy. Gross written premiums decreased by €31 million in 2001, or 8.1% on a comparable basis. Index-linked products with guaranteed rates of return increased by 40% or €26 million. Nevertheless, this could not compensate for the decrease in unit-linked products, for which new business fell by 72% or €93 million, as a result of the poor performance in the financial markets.

Adjusted earnings decreased by €8 million to €36 million in 2001, as compared to 2000 :

  The investment margin decreased by €17 million, mainly due to (i) a €7 million impairment on South American government bonds now fully depreciated to market value, and to (ii) a €10 million decrease of the financial revenues and realized capital gains (net of policyholder participation).
  2001 benefited from a €20 million tax credit following the use of an investment reserve, while 2000 had been positively impacted by a €7 million adjustment on 1999 tax.

Other countries. The other countries’ adjusted earnings are summarized in the table below.

Adjusted Earnings

	Years ended December 31,
	2001	2000
(in euro millions)		Pro forma[1]

Portugal	9	7
Austria	1	2
Hungary	1	1
Switzerland	1	3
Luxembourg	1	2
Canada	4	4
Morocco	1	2
Turkey	–	1

TOTAL	18	21

(1) Pro forma New French GAAP as if New French GAAP had been in force since January 1, 2000.

Other countries’ adjusted earnings remained stable as compared to 2000. The €2 million increase for Portugal was attributable to a deferred tax credit following a change in the tax regulation, partially offset by a valuation allowance on impaired equity securities. In Switzerland, the adjusted earnings were also affected by an impairment of equity securities.

Property & Casualty Segment

The following tables present the operating results for the Property & Casualty Segment as well as the gross revenues, adjusted earnings and net income contributed by the principal geographical regions for the periods indicated.

Property & Casualty Segment[1]

	Years ended December 31,
	2001	2000	2000	1999
(in euro millions)		Pro forma[2]	Actual

Gross written premiums	15,921	15,605	15,605	13,671
Fees, commissions and other revenues	2	–	–	–

Gross revenues	15,923	15,605	15,605	13,671

Change in unearned premium reserves	(115)	(207)	(207)	212
Net investment result	1,916	2,241	2,316	2,396

Total revenues	17,724	17,639	17,714	16,280

Insurance benefits and claims	(13,002)	(13,122)	(12,877)	(11,490)
Reinsurance ceded, net	(112)	92	92	449
Insurance acquisition expenses	(2,868)	(2,683)	(2,710)	(2,462)
Administrative expenses	(1,803)	(1,905)	(1,917)	(1,817)

Operating Income	(60)	21	303	960

Income tax expense	262	138	40	(259)
Equity in income (loss) from affiliated entities	5	1	1	4
Minority interests	(25)	78	64	(75)

ADJUSTED EARNINGS	182	237	408	630

Impact of exceptional operations	–	–	–	(13)
Goodwill amortization (group share)	(130)	(102)	(102)	(63)

NET INCOME	52	135	306	554

(1) Before intercompany transactions.
(2) Pro forma New French GAAP as if New French GAAP had been applied sinceJanuary 1, 2000

Gross written premiums

	Years ended December 31,
(in euro millions)	2001	2000	1999

France	4,167	4,001	3,945
Germany	3,165	3,102	2,797
United Kingdom	2,480	2,686	2,027
Belgium	1,331	1,301	1,289
Others countries	4,781	4,515	3,613

TOTAL	15,923	15,605	13,671

Intercompany transactions	(27)	(27)	(78)

Contribution to consolidated gross revenues	15,896	15,579	13,593

Adjusted Earnings & Net Income

	Years ended December 31,
	2001	2000	2000	1999
(in euro millions)		Pro forma[1]	Actual

France	266	222	281	253
Germany	85	44	159	60
United Kingdom	(133)	(150)	(150)	11
Belgium	(5)	200	191	258
Others countries	(31)	(78)	(73)	49

ADJUSTED EARNINGS	182	237	408	630

Impact of exceptional operations	–	–	–	(13)
Goodwill amortization (group share)	(130)	(102)	(102)	(63)

NET INCOME	52	135	306	554

(1) Pro forma New French GAAP as if New French GAAP had been in force since January 1, 2000.

YEAR ENDED DECEMBER 31, 2001
COMPARED TO YEAR ENDED DECEMBER 31, 2000

In 2001, Property & Casualty Segment accounted for 21% of AXA’s consolidated gross revenues (2000: 19%).

Its contribution to AXA’s consolidated adjusted earnings decreased by €55 million, as the €41 million increase in Germany (mainly attributable to tax reform) and the €44 million increase in France and in the “other countries” did not offset the €205 million deterioration of Belgian adjusted earnings (lower realized gains and equity securities impairment).

Amongst other countries, the adjusted earnings increased by (i) €60 million in Italy following reserve strengthening in 2000, by (ii) €28 million in Morocco, as 2000 was affected by impairment on non-consolidated participating interests and by (iii) €47 million in Ireland, also primarily attributable to a better technical result after the reserve strengthening in 2000. These improvements were offset by the deterioration in the Netherlands (€– 39 million, due to unfavorable loss reserve development on automobile insurance bodily injury portfolio and in the run-off business), and in Hong Kong (€– 34 million, mainly due to the deterioration of the construction disability business).

YEAR ENDED DECEMBER 31, 2000
COMPARED TO YEAR ENDED DECEMBER 31, 1999

In 2000, property & casualty gross premiums accounted for 19% of AXA’s consolidated gross revenues and 24% of AXA’s gross insurance premiums compared to 1999 (20% and 25%, respectively). Although the property & casualty markets in Europe were characterized as difficult markets, with intense price competition, all countries reported higher levels of business in 2000 as compared to 1999.

The contribution to AXA’s consolidated net income (excluding the impact of exceptional operations) decreased by €260 million in 2000 due to the strengthening of insurance reserves in the United Kingdom, lower net income from Belgium (which had significant realized gains in 1999), and a decrease in net income from the other Property & Casualty operations as a result of strengthening of insurance reserves in Italy and Ireland, and a valuation allowance established in Morocco. The German Property & Casualty operations had a significant increase in the net income contribution largely due to the positive impact of tax reform in 2000. The French Property & Casualty operations had a higher net income contribution in 2000 due to an improved claims ratio, despite the increased insurance cost in 2000 from the December 1999 storms in Western Europe.

ANALYSIS OF INVESTMENT RESULTS

The following table summarizes the net investment results of AXA’s Property & Casualty operations for the principal categories of invested assets for the periods indicated. Certain invested assets and associated net investment results are not included, and net investment income is not reduced for investment expenses or interest expense on short-term and long-term debt. Accordingly, the net investment results summarized in the following table are not directly comparable to the net investment results discussed above.

Property & Casualty[1]

	Years ended December 31,
	2001		2000		1999
(in euro millions)	Yields	Amount	Yields	Amount	Yields	Amount

Fixed maturity investments:
Net investment income	5.9%	909	6.1%	945	5.5%	904
Net realized gains (losses)	0.7%	106	0.2%	29	(0.2%)	(40)
Net investment results	6.5%	1,014	6.3%	975	5.2%	864
Related assets at year end		15,726		15,259		15,456

Equity investments (including trading accounts):
Net investment income	3.5%	403	4.1%	448	4.3%	456
Net realized gains (losses)	2.2%	252	5.9%	651	8.6%	949
Net investment results	5.7%	655	10.0%	1,098	12.9%	1,406
Related assets at year end		11,636		11,409		10,502

Real estate:
Net investment income	6.6%	145	3.1%	73	4.0%	100
Net realized gains (losses)	0.9%	19	4.9%	113	0.5%	13
Net investment results	7.5%	164	8.0%	186	4.5%	113
Related assets at year end		2,278		2,125		2,522

Loans:
Net investment income	9.0%	80	4.4%	73	5.0%	78
Net realized gains (losses)	(0.5%)	(4)	0.0%	0	(1.1%)	(12)
Net investment results	8.5%	76	4.4%	74	4.0%	66
Related assets at year end		915		863		978

Other assets and cash and cash equivalents:
Net investment income	6.0%	160	9.1%	256	7.8%	149
Net realized gains (losses)	0.0%	(0)	(0.9%)	(25)	0.5%	(3)
Net investment results	6.0%	160	8.2%	231	8.3%	146
Related assets at year end		2,529		2,777		2,630

Total invested assets:
Net investment income	5.2%	1,696	5.4%	1,795	5.1%	1,687
Net realized gains (losses)	1.1%	373	2.4%	768	2.7%	908
Net investment results	6.3%	2,068	7.8%	2,563	7.8%	2,595

Total Invested assets at year end		33,083		32,434		32,088

(1)	The investment yields were calculated on a constant structural basis using the average net carrying value of invested assets (for each catagory) in the period. The realized gains were net of realized losses and included the net change in valuation allowances on impaired invested assets.

The 2000 amounts referred to below refer to the pro forma financial information, taking account of the new French Regulations effective from January 1, 2001 unless otherwise indicated.

PROPERTY & CASUALTY OPERATIONS - FRANCE

Property & Casualty Operations - France

	Years ended December 31,
	2001	2000
(in euro millions)		Pro forma[1]

Gross written premiums	4,167	4,001

Current accident year loss ratio (net)	81.0%	81.8%
All accident year loss ratio (net)	82.1%	82.2%

Net technical result	744	711

Expense ratio	25.2%	25.4%
Net investment result	694	643

Operating Income	390	338

Income tax expense	(124)	(116)
Minority interests	(0)	(0)

ADJUSTED EARNINGS	266	222

(1) Pro forma New French GAAP as if New French GAAP had been in force since January 1, 2000.

Gross written premiums (before intercompany elimination) amounted to €4,167 million. Net of inter company elimination, gross written premiums increased by 4% to €4,171 million, due to steady sales throughout all business lines and higher pricing. Direct Assurance premiums increased by 11%, with 14% of new business being written via the Internet, showing an increasing trend throughout the year.

  Personal (56% of gross written premiums): Gross written premiums increased by 3%, mainly due to the growth in non-automobile insurance lines (+ 4%). Personal automobile insurance (60% of personal lines)
  increased by 2% due to higher average premiums. Non-automobile insurance (40% of personal lines)
  increased by 4% due to rate increases in new business, mainly in the broker distribution channel.
  Commercial (44% of gross written premiums): Gross written premiums increased by 6%. Commercial automobile insurance (22% of commercial lines) increased by 4% due to higher rates and a better control of the automobile in-force portfolio in order to improve the risk selection. Commercial non-automobile insurance lines (78% of commercial lines) were up 7%, driven by rate increases initiated in the last quarter of 2000.

The net technical result improved by €33 million.

–	The net current accident year loss ratio improved by 0.8 point to 81.0% in 2001 compared to 2000. The net technical result on current accident year improved by €59 million. The improvement was principally due to
(i)	the increase of gross written premiums by €27 million, (ii) to the personal and commercial motor lines, as a result of premium rate increases, and due to improved risk-selection policies in commercial lines. The industrial risks line benefited from lower costs of large claims (or a decrease of 13% in 2001 as compared to 2000). The AZF claim (Toulouse, explosion in September 2001) had a minimal impact with a pre-tax cost net of reinsurance of €8 million. These improvements were partly offset by higher reinsurance costs in 2001, mainly due to rate increases.

–	Loss reserve development on prior years net of reinsurance totaled €45 million or a deterioration of €27 million in 2001 as compared to 2000. The deterioration was mainly due to (i) a €45 million unfavorable loss reserve development in respect of certain contracts on liability business which are now in run-off as compared to a favorable loss reserve development of €25 million in 2000 and to (ii) a lower unfavorable loss reserve development in respect of the December 1999 storms in Western Europe of €28 million after reinsurance in 2001 as compared to unfavorable loss development of €65 million in 2000.

The loss ratio for all accident years net of reinsurance improved by 0.1 point to 82.1% in 2001.

Expenses increased by €31 million to €1,047 million, or 3.1% in 2001 as compared to 2000.

Due to a lower than expected cost of an agent termination agreement finalized in 2001, a €48 million provision was released. Excluding this release, expenses increased by €79 million or 7.8%. Distribution costs increased by €41 million due to volume impact, product mix and higher bonuses granted to tied agents. Other expenses increased primarily due to €55 million of costs mainly related to the reengineering of insurance processes as part of the AXA France strategic change program.

The expense ratio improved from 25.4% in 2000 to 25.2% in 2001. Excluding the release of the agents termination agreement provision in 2001, the expense ratio would have increased to 26.4% in 2001.

The combined ratio slightly improved to 107.3% in 2001 as compared to 107.6 % in 2000.

Net investment result increased by €50 million in 2001. Investment income increased by €53 million, mainly attributable to higher dividends received in 2001 due to the performance of European listed companies in 2000 (increase of €33 million). Income from real estate also increased by €18 million. Realized gains, which were mostly realized in the first half of 2001, totaled €268 million and are comparable to €271 million in 2000. As the majority of the portfolio has been held for a number of years, no impairment was necessary.

Income tax expense increased by €8 million to €124 million in 2001 as compared to 2000, in line with the operating income increase, which is partly offset by a higher level of realized gains in 2001 on the sale of long term equity investments. The latter are subject to a low tax rate in France (20.77% in 2001), which explains a lower corporate tax rate of 31.8% in 2001 (2000: 34.5% ).

Adjusted earnings increased by €44 million to €266 million in 2001 as compared to 2000. The increase was mainly due to a higher net investment result of €50 million and a higher net technical result of €33 million, which were partially offset by higher expenses of €31 million and higher income tax expenses of €8 million in 2001.

Excluding net realized gains, adjusted earnings increased by €32 million to €78 million in 2001 as compared to 2000.

PROPERTY & CASUALTY OPERATIONS – GERMANY

Property & Casualty Operations - Germany

	Years ended December 31,
	2001	2000
(in euro millions)		Pro forma[1]

Gross written premiums	3,165	3,102

Current accident year loss ratio (net)	90.7%	88.8%
All accident year loss ratio (net)	87.8%	84.8%

Net technical result	387	471

Expense ratio	30.5%	30.2%
Net investment result	383	427

Operating Income	(198)	(41)

Income tax benefit	287	91
Equity in income (loss) from affiliated entities	5	1
Minority interests	(9)	(6)

ADJUSTED EARNINGS	85	44

(1) Pro forma New French GAAP as if New French GAAP had been in force since January 1, 2000.

Gross written premiums amounted to €3,165 million (before intercompany eliminations). Net of intercompany, Germany revenues (20% of total Property & Casualty) grew 2% to €3,142 million as rate increases, mainly in commercial lines, were partially offset by stricter underwriting policies.

  Personal (57% of gross written premiums): Premiums decreased slightly (– 1%) as moderate growth in personal motor premiums (47% of personal lines) was offset by a decrease in non-motor premiums (53%
  of personal lines), resulting from price competition on property, as well as portfolio restructuring in liability
  (architects and engineering segments).
  Commercial (29% of gross written premiums): Premiums were up 7% driven by non-motor lines (89% of commercial lines) as a result of tariff increases in Property (+ 4%) and new business in liability (+ 8%).
  Marine and aviation lines also registered strong average premium increases.
  Other (14% of gross written premiums): Premiums were stable. A 10% growth in Art insurance and a slight 2% premium increase from foreign business offset the 17% decrease from planned contract terminations in the former Albingia portfolio.

The net technical result decreased by €84 million to €387 million in 2001 as compared to 2000 on a comparable basis.

  The current accident year loss ratio net of reinsurance deteriorated by 1.9 point to 90.7% almost fully due to the costs associated with the September 11, 2001 U.S. terrorist attacks (+ 1.7 point loss ratio impact, or €55 million before tax, net of reinsurance). Individual motor loss ratio decreased from 83.2% to 80.5%, due to lower claim frequency and increases in average premiums. This positive trend was compensated by negative development on commercial lines.
  Excluding the exceptional impact of the U.S. terrorist attacks claim, the all accident year loss ratio net of reinsurance deteriorated by 1.3 point, mainly due to unfavorable reserve developments in professional liability, marine and assumed business. In all other business lines, and particularly in motor, favorable reserve developments resulted from continued tariffs adjustments throughout 2001, as well as further risk selection to prune the business portfolio and improve its profitability.

Expenses increased by €29 million in 2001 as compared to 2000 on a comparable basis. The increase was mainly due to strategic projects in information technology, partly offset by the synergies from the merger with Albingia and a €20 million restructuring reserve release, due to a lower actual incurred cost level. The expense ratio deteriorated by 0.3 point to 30.5% in 2001.

The combined ratio increased by 3.3 points to 118.3% in 2001.

Net investment result decreased by €44 million to €383 million in 2001 as compared to 2000 on a comparable basis. The decrease was mainly due to €73 million lower dividends from mutual funds, as compared to €24 million distributed in 2001. Higher net capital gains by €16 million were realized on equity investments.

The income tax benefit significantly increased by €196 million to €287 million in 2001 as compared to 2000 on a comparable basis. 2001 benefited from a €211 million release of deferred tax liability on equity securities, due to the German tax reform. In addition, there was a €64 million tax deduction resulting from the use of loss carry-forwards from Sicher Direct, merged with AXA Versicherung in 2001. In 2000 the German tax reform impacted the income tax benefit by €99 million, mainly due to the release of deferred tax liability in relation to the corporate tax rate decrease from 49% to 40%.

Adjusted earnings increased by €41 million to €85 million in 2001 as compared to 2000. This increase was mainly due to the exceptional tax gains, which were partly offset by the unfavorable technical reserves developments, the strategic investment costs, and the decrease in the net investment result.

Excluding the impact of the September 11, 2001 U.S. terrorist attacks and realized capital gains, adjusted earnings increased by €51 million to €77 million, primarily attributable to the exceptional tax gains, partly offset by the strategic investments and the deterioration in the technical result.

PROPERTY & CASUALTY OPERATIONS – UNITED KINGDOM

Property & Casualty Operations - United Kingdom

	Years ended December 31,
	2001	2000
Gross written premiums	2,480	2,686

Current accident year loss ratio (net)	77.5%	80.0%
All accident year loss ratio (net)	82.1%	90.9%

Net technical result	460	245

Expense ratio	35.2%	35.9%
Net investment result	202	384

Operating Income	(244)	(334)

Income tax expense	111	111
Minority interests	–	74

ADJUSTED EARNINGS	(133)	(150)

Average exchange rate : £ 1.00 = €	1.61	1.64

Consistent with AXA’s strategy of exiting unprofitable market segments, gross written premiums decreased by €207 million in 2001 as compared to 2000, or 7% on a comparable basis10. The decrease was mainly due to a 25% decline in personal lines gross written premiums (51% of gross written premiums), partially offset by the increase of 26% in commercial lines business (44% of gross written premiums).

  The decrease in personal lines business was primarily attributable to a 34% decline in personal automobile business (50% of personal lines business) following the application of a more selective underwriting policy and the cancellation of non-profitable distribution partners.
  Commercial lines business includes €89 million of gross written premiums generated from targeting
  Independent business, a UK insurer that became insolvent in 2001. Excluding this substantial source of new business, commercial lines increased by 16%, mainly as the result of rate increases across the non-motor lines. Non-motor premiums (excluding ex-Independent business) increased by 21%, as price increases of between 20% and 30% were successfully implemented. In commercial motor, strong rating action was offset by portfolio outflow.

The net technical result increased by €214 million in 2001 as compared to 2000, or €224 million on a constant exchange rate basis. The increase was mainly due to a lower level of unfavorable loss reserves development in 2001 as compared to 2000.

•	The current accident year loss ratio net of reinsurance improved by 2.5 points to 77.5% in 2001, despite a
€21 million pre-tax (representing 1 point) charge for industry levies necessary to fund UK insurance company insolvencies during the year. This improvement related mainly to (i) the absence of material weather related losses in 2001, whereas in 2000, the personal household result was impacted by significant floods costing
€79 million gross of tax, and (ii) the effect of strict underwriting and rating actions established mid-2000 to correct the profitability of the automobile insurance business.
(10)	Excluding from 2000 the premium relating to discontinued activities now underwritten by AXA Corporate Solutions and on a constant exchange rate basis.

•	The net technical result in 2000 was adversely affected by reserve strengthening of €395 million on a pre-tax basis of which €95 million related to former GRE subsidiaries and was therefore charged against the shareholders’ equity as a purchase accounting adjustment. This reserve strengthening was mainly attributable to the increase of bodily injury costs in the automobile and casualty business in the UK market. In 2001, the reserves strengthening amounted to €116 million gross of tax of which €47 million related to the continuing business and €69 million to the discontinued book of business. In respect of the continuing business, €33 million of reserve strengthening related to new legislation enacted in June 2001 that decreased the discount rates applicable to some personal injury awards from 3.0% to 2.5%, and €14 million related to a deterioration of the Public and Employer’s liability reserves. In respect of the discontinued book of business, the reserve strengthening related to further development of asbestos and pollution exposures.

Expenses decreased by €57 million in 2001 as compared to 2000, or a decrease of €37 million on a constant exchange rate basis. The decrease was mainly due to (i) lower commission rates paid on new business gained from former customers of Independent and a change in business mix to business with lower commission rates, and (ii) lower costs related to the integration of Guardian Royal Exchange and UK information technology services incurred in 2001 compared to 2000. As a consequence, the expense ratio improved by 0.7 point to 35.2% in 2001 (2000: 35.9%).

The combined ratio improved from 126.8% in 2000 to 117.3% in 2001.

Net investment result decreased by €181 million to €203 million in 2001 as compared to 2000, or €177 million on a constant exchange rate basis. The decrease was principally due to a valuation allowance of €133 million before tax recorded in 2001 in respect of certain impaired equity securities, and a lower level of realized capital gains, which reduced the net investment result by €47 million compared to 2000.

The income tax expense decreased by €2 million on a constant exchange rate basis. Excluding a tax provision release of €23 million following a change in the tax authority’s treatment of relief for claim reserves, the income tax expense increased due to an improvement in the operating result before tax in 2001 compared to 2000.

The net income attributable to minority interests decreased by €74 million in 2001 as compared to 2000 due to AXA’s buy-out of the minority interests in Sun Life & Provincial Holdings plc (now AXA UK plc) in July 2000.

Adjusted earnings improved by €17 million in 2001 as compared to 2000. On a constant exchange rate basis and before minority interests, the increase amounted to €87 million. This improvement related mainly to an improved net technical result and lower expenses, which were partly offset by a decrease in the net investment result. Excluding net realized capital gains, adjusted earnings increased by €117 million in 2001 as compared to 2000. On a constant exchange rate basis and before minority interest, the increase amounted to €214 million.

PROPERTY & CASUALTY OPERATIONS – BELGIUM

Property & Casualty Operations - Belgium

	Years ended December 31,
	2001	2000
(in euro millions)		Pro forma[1]

Gross written premiums	1,331	1,301

Current accident year loss ratio (net)	94.5%	97.9%
All accident year loss ratio (net)	84.6%	82.6%

Net technical result	205	228

Expense ratio	32.0%	30.8%
Net investment result	216	413

Operating Income	(4)	237

Income tax expense	(1)	(37)

ADJUSTED EARNINGS	(5)	200

(1) Pro forma New French GAAP as if New French GAAP had been in force since January 1, 2000.

Gross written premiums amounted to €1,331 million (before intercompany eliminations). Net of intercompany, gross written premiums increased by 2% to €1,323 million with growth in both commercial and personal lines.

  Personal (62% of total gross written premiums): Premiums increased by 1%. Motor (59% of personal lines) was up by 2% as a result of tariff increases both in Third Party Liability (+ 1%) and Motor damage
  (+ 3%).
  Non-motor lines (41%) were stable.
  Commercial (33% of total gross written premiums): Premiums rose 4%, mainly driven by workers’ compensation new business. Motor lines (19% of commercial lines) by increased by 3% with contrasting trends in Third Party liability (down due to the loss of an important contract) and Motor damage (up due to the extension of several important contracts).
  Other (mainly Health, 5% of total gross written premiums): The other lines were stable.

The net technical result decreased by €23 million to €205 million in 2001 as compared to 2000:

  The current year loss ratio net of reinsurance improved by 3.4 points to 94.5% in 2001. It had largely deteriorated due to various large claims in 2000 but improved in 2001, also due to measures taken to improve profitability (mainly due to a portfolio review primarily in automobile insurance and to an improved underwriting result on new business).
  The loss ratio for all accident years net of reinsurance deteriorated by 2.0 points to 84.6% in 2001. The deterioration was mainly due to lower favorable loss reserve development in automobile insurance and workers’ compensation. Excluding workers’ compensation, a business line in which reserving is similar to life insurance, the loss ratio for all accident years net of reinsurance was 76.8% in 2001 (76.4% in 2000).

The expense ratio increased by 1.2 point to 32.0% in 2001 as compared to 2000 primarily due to expenses incurred relating to information technology. The year 2001 was characterized by necessary investments related to various projects leading to a more efficient and homogeneous information technology structure.

The combined ratio increased to 116.5% in 2001 as compared to 113.4% in 2000 (excluding workers’ compensation of 112.8% in 2001 as compared to 111.0% in 2000).

Net investment result declined by €197 million to €216 million in 2001 as compared to 2000. The decrease included a valuation allowance of €88 million for impaired equity investments. Excluding the valuation allowance, the net investment result decreased by €109 million. In 2001 there was a lower level of realized gains on the sale of equity and real estate investments of €108 million due to the decline in the stock markets, whereas 2000 net investment result included an exceptional €73 million realized gain on real estate assets.

Income tax expense decreased by €36 million in 2001 as compared to 2000 as a result of the decline in the operating income before tax, since the realized capital gains on equity securities and valuation allowance on such investments were not taxable.

Adjusted earnings decreased by €205 million due to (i) a decrease in the net investment result of €197 million and (ii) deterioration in the net technical result of €23 million. Excluding the realization of capital gains and impairment, adjusted earnings decreased by €56 million to €5 million mainly due to a deterioration in the net technical result of €23 million and a lower interest income.

PROPERTY & CASUALTY OPERATIONS - OTHER COUNTRIES

Gross Revenues

	Years ended December 31,
(in euro millions)	2001	2000

Italy	1,081	1,038
Spain	1,000	897
Canada	693	663
Ireland	492	424
The Netherlands	245	274
Other countries	1,269	1,219

TOTAL	4,781	4,515

Adjusted Earnings

	Years ended December 31,
	2001	2000
(in euro millions)		Pro forma[1]

Italy	(6)	(66)
Spain	5	6
Canada	18	22
Ireland	30	(17)
The Netherlands	(31)	8
Other countries	(47)	(32)

TOTAL	(31)	(78)

(1) Pro forma New French GAAP as if New French GAAP had been in force since January 1, 2000.

Italy. Gross written premiums increased by €43 million, or 4.1% on a comparable basis to €1,081 million in 2001 as compared to 2000 in spite of the closing of non-profitable agencies and an insurance portfolio review. The increase was mainly attributable to growth in Automobile insurance lines following premium rate increases of 15% on average in the second half-year.

Adjusted earnings improved from a loss of €66 million in 2000 to a loss of €6 million in 2001.

The all accident year loss ratio improved by 15.3 points as a result of:

  An improvement of 2.7 points on current year loss ratio due to premium rate increases and policy cancellations following an insurance portfolio review.
  An improvement of 12.6 points on prior years loss ratio attributable to (i) reserve strengthening in 2000 following changes in legislation concerning bodily injury claims (7.3 points) and to (ii) favorable loss reserve development in several lines of business in 2001 (5.3 points).

This improvement was partly offset by (i) a decrease in the net investment result of €12 million due to the impairment on equity securities of €11 million, and on South American government bonds of €4 million, and (ii) an increase in expenses of €16 million, of which €4 million are related to the cost of closing unprofitable agencies and €2 million on advertising costs. The expense ratio increased by 0.7 point to 25.8% in 2001. As a result, the combined ratio amounted to 108.5% as compared to 124.7% in 2000.

Spain. Gross written premiums increased by €103 million or 10.4% on a comparable basis as compared to 2000, mainly due to an increase in premium rates on personal automobile insurance of 11.8% on average. Adjusted earnings decreased by €1 million in 2001. The increase in AXA’s ownership interest from 70% to 100% in December 2000 improved the adjusted earnings for 2001 by €2 million.

–	On a comparable basis and excluding Direct Seguros, the adjusted earnings decreased by €5 million, as
(i) the net investment result on an after-tax basis decreased by €7 million, mainly due to an impairment on equity securities of €5 million; (ii) the expense ratio increased by 0.9 point to 25.9% in 2001, mainly due to severance payments and a new restructuring provision in connection with staff reduction. This was partly offset by a 2.2 points improvement in the loss ratio to 80.9% in 2001 primarily due to the increase in premium rates on automobile insurance.
–	Direct Seguros contribution (owned at 50%) improved by €2 million to a loss of €2 million.

The combined ratio was 107.1% down from 109.2% in 2000.

Canada. The consolidated gross revenues increased to €693 million, or 7.6% on a constant exchange rate basis, in 2001 as compared to 2000. The increase was principally due to increases in premium rates. Increased premiums were recorded in both automobile insurance (42% of gross written premiums) and commercial lines business (40% of gross written premiums), whereas personal household insurance (17% of gross written premiums) slightly declined as premium rate increases were offset by a decrease in the portfolio due to policy cancellations following a review of the insurance portfolio.

Adjusted earnings decreased to €18 million, or by €4 million on a constant exchange rate basis in 2001 as compared to 2000. The decrease was mainly due to a €4 million after tax fall in the net investment result reflecting a valuation allowance on certain equity securities. The loss ratio net of reinsurance improved by 0.8 point to 72.0% as compared to 200011, mainly due to excellent results in Quebec. The expense ratio increased by 1.1 points to 33.1% in 2001 as compared to 2000 primarily due to the launch of a reorganization project in 2001, which aims to simplify the structure of the AXA Canada operations. The combined ratio increased by 0.3 point to 105.1% in 2001 as compared to 2000.

Ireland. Gross written premiums increased by €68 million or 15% to €492 million in 2001 as compared to 2000. The increase resulted from a 13% increase in personal lines business (80% of gross written premiums) and a 22% increase in commercial lines business (20% of gross written premiums). This growth includes a 12% average increase in premium rate for both personal and commercial automobile insurance, combined with an increase in the volume of commercial automobile business written.

Adjusted earnings increased by €47 million in 2001 as compared to 2000 or an increase of €61 million before minority interests, which were eliminated following AXA’ s buy-out of the minority interests in Sun Life & Provincial Holdings plc (now AXA UK plc), in July 2000. The increase in adjusted earnings resulted mainly from an improvement in the net technical result and the net investment result, partly offset by higher expenses. The net technical result increased by €61 million after tax, attributable to a 17.4 points improvement of the all accident year loss ratio, down to 87.9% in 2001. This improvement is a result of (i) a better current year net loss ratio, down by 7.7 points to 85.4%, due to reduced personal automobile claim frequency and premium rate increases and to (ii) a significantly reduced level of reserve strengthening compared with the prior years. In 2000, reserves were strengthened by €96 million net of tax, of which €50 million related to business written prior to AXA’s acquisition of the company and was therefore charged against shareholder’s equity as a purchase accounting

(11) Income premium taxes have been reclassified from general expense to claims charges compared to last year published ratios.

adjustment. In 2001, reserves were strengthened by just €13 million following a reduction in the interest rate at which personal injury claims are to be assessed. Expenses increased by €6 million after tax, or 13% in 2001 as compared to 2000, partly due to an increase in commission payments from an increased proportion of Household business. As a result of these factors, the combined ratio improved by 17.7 points to 103% in 2001.

The net investment result increased by €5.3 million after tax, due to higher investment income of €3.8 million, coupled with a lower level of realized losses on the sale of equity and fixed maturity investments, which improved the result by €1.5 million.

The Netherlands. The 3% increase in gross written premiums, on a comparable basis, was due to premium rate increases in automobile insurance in the beginning of 2001, in line with the whole domestic Property & Casualty market.

Including Brokerage, the adjusted earnings decreased by €40 million, primarily due to a loss of €44 million for the property & casualty operations. In the property & casualty operations, the loss ratio for all accident years deteriorated by 26 points to 98%, and by 14.8 points when restated for the 2000 exceptional release of the Millenium safety provision (€29 million). This deterioration was due to unfavorable loss reserve development as a result of a reserve strengthening on the automobile insurance bodily injury portfolio (€19 million after tax) and a deterioration in the run-off business (€8 million after tax). The expense ratio deteriorated from 39.8% to 42.8%, reflecting an increase in commissions, partly offset by a decrease in management expenses.

The combined ratio was 140.8% in 2001 as compared to 123% in 2000.

Other countries. Adjusted earnings of the other countries are summarized in the table below:

Adjusted Earnings

	Years ended December 31,
	2001	2000
(in euro millions)		Pro forma[1]

Morocco	14	(14)
Portugal	2	18
Austria	–	(2)
Hungary	2	2
Switzerland	–	1
Luxembourg	2	3
Turkey	2	9
Japan	(46)	(58)
Hong Kong	(27)	7
Singapore	4	1

TOTAL	(47)	(32)

(1) Pro forma New French GAAP as if New French GAAP had been in force since January 1, 2000.

The significant changes were related to (i) Morocco (€+ 28 million) as 2000 was impacted by an allowance on non-consolidated equity investments of €31 million, to (ii) Portugal (€– 16 million) mainly attributable to a valuation allowance on impaired equity securities of €7 million in 2001 and to higher commissions paid to tied agents, to (iii) Hong Kong, affected by a deterioration of claim experience on the construction disability business, which is currently in run-off, and by the decrease in investment result due to the deterioration of financial markets.

In Japan, adjusted earnings improved by €12 million, primarily attributable to (i) cost savings in areas such as information technology, staff and marketing, (ii) increase in volume of business and (iii) favorable underwriting results. Losses reflect the fact that Direct Japan has not yet reached its critical mass (operations commenced mid-1999).

International Insurance Segment

The following tables present the gross written premiums, adjusted earnings and net income for the International Insurance Segment for the periods indicated:

Gross Written Premiums

	Years ended December 31,
(in euro millions)	2001	2000	1999[1]

AXA Corporate Solutions	5,307	3,297	2,818
Assistance	434	371	313
Other international activities	10	28	10

TOTAL	5,751	3,696	3,141

Intercompany transactions	(73)	(46)	(32)

Contribution to consolidated gross revenues	5,678	3,651	3,109

Adjusted Earnings & Net Income
	Years ended December 31,
	2001	2000	2000	1999
(in euro millions)		Pro forma[1]

AXA Corporate Solutions	(350)	132	130	(60)
Assistance	13	12	12	12
Other international activities	(41)	(32)	10	2

ADJUSTED EARNINGS	(378)	112	153	(46)

Impact of exceptional operations	–	–	–	–
Goodwill amortization (group share)	(8)	(15)	(15)	(6)

NET INCOME	(386)	97	137	(51)

(1) Pro forma New French GAAP as if New French GAAP had been in force since January 1, 2000.

In 2001 and 2000 the International Insurance Segment accounted for approximately 8% and 5%, respectively, of AXA’s consolidated gross revenues. The net income generated by the International Insurance Segment represented (46)% and 5% in 2001 and 2000, respectively.

ANALYSIS OF INVESTMENT RESULTS

The following table summarizes the net investment results of AXA’s International Insurance operations for the principal categories of invested assets for the periods indicated. Certain invested assets and associated net investment results are not included, and net investment income is not reduced for investment expenses or interest expense on short-term and long-term debt. Accordingly, the net investment results summarized in the following table are not directly comparable to the net investment results discussed above.

International Insurance[1]

	Years ended December 31,
	2001		2000		1999
(in euro millions)	Yields	Amount	Yields	Amount	Yields	Amount

Fixed maturity investments:
Net investment income	6.6%	303	6.6%	301	6.4%	269
Net realized gains (losses)	2.1%	95	(0.4%)	(19)	0.5%	20
Net investment results	8.6%	397	6.2%	282	6.9%	290
Related assets at year end		4,506		4,688		4,279

Equity investments (including trading accounts)
Net investment income	1.7%	29	2.1%	32	2.1%	29
Net realized gains (losses)	(2.1%)	(37)	15.5%	237	16.6%	231
Net investment results	(0.4%)	(8)	17.6%	269	18.7%	260
Related assets at year end		1,779		1,613		1,426

Real estate:
Net investment income	6.8%	23	(1.4%)	(5)	5.4%	20
Net realized gains (losses)	(2.5%)	(8)	3.1%	11	0.9%	3
Net investment results	4.3%	14	1.7%	6	6.3%	24
Related assets at year end		309		359		374

Loans:
Net investment income	10.3%	6	8.7%	5	9.3%	4
Net realized gains (losses)	0.0%	–	(0.5%)	(0)	0.1%	0
Net investment results	10.3%	6	8.3%	4	9.5%	4
Related assets at year end		58		53		45

Other assets and cash and cash equivalents:
Net investment income	4.9%	67	7.5%	89	6.8%	60
Net realized gains (losses)	0.8%	11	2.5%	29	(0.8%)	(7)
Net investment results	5.7%	78	10.0%	118	6.1%	54
Related assets at year end		1,597		1,181		1,072

Total invested assets:
Net investment income	5.3%	428	5.4%	422	5.6%	383
Net realized gains (losses)	0.8%	60	3.4%	258	3.6%	248
Net investment results	6.0%	488	8.8%	679	9.2%	631

Total Invested assets at year end		8,249		7,894		7,195

(1) The investment yields were calculated on a constant structural basis using the average net carrying value of invested assets (for each catagory) in the period. The realized gains were net of realized losses and included the net change in valuation allowances on invested assets.

AXA CORPORATE SOLUTIONS

Reinsurance and International Insurance Operations - AXA Corporate Solutions1

	Years ended December 31,
	2001	2000	2000	1999
(in euro millions)		Pro forma[2]	Actual

Gross written premiums	5,280	3,297	3,297	2,818
Fees, commissions and other revenues	27	–	–	–

Gross revenues	5,307	3,297	3,297	2,818

Change in unearned premium reserves	(235)	(179)	(179)	(198)
Net investment result	415	588	588	549

Total revenues	5,486	3,706	3,706	3,170

Insurance benefits and claims[3]	(6,584)	(3,815)	(3,499)	(2,810)
Reinsurance ceded, net	1,074	772	772	313
Insurance acquisition expenses[3]	(295)	(330)	(646)	(517)
Administrative expenses	(219)	(182)	(182)	(204)

Operating Income	(538)	151	151	(48)

Income tax expense	193	(12)	(13)	(8)
Minority interests	(5)	(7)	(7)	(4)

ADJUSTED EARNINGS	(350)	132	130	(60)

(1)	Gross of intercompany transactions.
(2)	Pro forma New French GAAP as if New French GAAP had been in force since January 1, 2000.
(3)	Reinsurance technical commissions have been posted in Insurance claims instead of Insurance acquisition expenses, in 2000.

YEAR ENDED DECEMBER 31, 2001
COMPARED TO YEAR ENDED DECEMBER 31, 2000

Gross revenues (before intercompany elimination) totaled €5,307 million, of which €27 million represented fees and commissions. After intercompany elimination, gross revenues amounted to €5,288 million in 2001 and increased by 56.7% as compared to 2000:

  Reinsurance (68% of gross revenues): premiums increased by 85% to €3,590 million with a stable business mix. Property & Casualty lines (92% of reinsurance activity) increased by 86% mainly due to (i) higher reinstatement premiums primarily related to the US terrorist attacks, (ii) new business underwritten especially on proportional treaties in motor and non-proportional treaties in property and (iii) the upturn in the retrocession market for property catastrophe business.
  Insurance (32% of gross revenues): premiums and fees increased by 11% to €1,698 million due to the strong increase in aviation lines following significant rate increases after the September 11, 2001 U.S. terrorist attacks.
  This growth was partially offset by stricter risk selection in France and the cancellation of international contracts.

Net attritional margin on current accident year increased significantly by €482 million.

  For Reinsurance business, it increased by €521 million to €926 million in 2001, with a net attritional loss ratio improving by 6.5 points down to 70.0% in 2001. The €1,363 million increase (79%) in net earned premiums, resulting in part from the upturn in the market, was higher than the €601 million increase (58%) in cost of attritional claims for the current year. This improvement was recorded despite the costs related to some large claims occurred in 2001 including the AZF claim, explosion of a chemical plant in France, and the Selby claim, railway accident in the United Kingdom, which totaled €37 million. Commissions paid to ceding companies increased by 86%, or €241 million, in relation with the increase in gross premiums.

  For Insurance business, the net attritional margin on the current accident year decreased by €39 million to
  € 52 million in 2001, with a net attritional loss ratio deteriorating by 7,1 points up to 95.7% in 2001.
  The €93 million increase in net earned premiums and fees was insufficient to offset the €133 million increase in cost of attritional claims, which included the AZF claim, the British Steel claim and the explosion in the United Kingdom of a blast furnace, which totaled €45 million.

Other technical items deteriorated by €998 million as a result of the following:

  Four major losses adversely impacted 2001 with a total estimated cost net of reinsurance of €991 million:
   (i)  the September 11, 2001 U.S. terrorist attacks with an estimated cost net of reinsurance of €761 million (€515 million after tax), (ii) the tropical storm Allison that hit the Gulf and East Coasts of the United States in June 2001 with an estimated cost net of reinsurance of €91 million, (iii) the collapse of a Brazilian oil platform with an estimated cost net of reinsurance of €60 million and (iv) the attack of Colombo Airport by Tamoul rebels for €79 million. There were no major losses in 2000.
  The cost of cover programs increased by €127 million, as a result of the purchasing of new protections.
  Favorable loss reserve development on prior years were recorded in 2001 (€56 million), improving by €135 million as compared to 2000, mainly due to an increase in Insurance reserves in 2000 related to 1999 and prior accident years.
  In addition, €35 million of catastrophe equalization reserves were released in 2001 as compared to a €49 million release in 2000, primarily due, in both years, to the cost reassessment of Western Europe December 1999 storms.

As a result, the net technical margin decreased by €515 million to €– 439 million in 2001 with a 16.9 point deterioration in the claims ratio for all accident years (net of reinsurance) to 113.4% in 2001. Excluding the September 11, 2001 U.S. terrorist attacks, this ratio would have shown a 5.5 point improvement to 90.9% in 2001.

General expenses were stable at €514 million in 2001 as compared to 2000. The administrative expenses increased by €37 million in 2001 due to (i) investments in start-up insurance operations abroad, (ii) the development of new activities (such as the program business) and (iii) the launch of AXA Liabilities Managers. This increase was offset by a €35 million decrease in acquisition expenses related to the cancellation of international insurance contracts.

Net investment result decreased by €173 million to €415 million in 2001 as compared to 2000. This fall was due to a €194 million decrease in the level of net realized capital gains in 2001 as compared to 2000, including a €277 million decrease in equity securities of which €24 million in equity impairment, partly offset by a €111 million increase in fixed maturity securities after a €4 million depreciation on Enron.

Income tax expense decreased by €205 million to €193 million in 2001 primarily due to a decrease in the operating income in 2001.

Adjusted earnings decreased by €482 million to €– 350 million in 2001 as compared to 2000. The decrease was mainly due to (i) a €515 million decrease in the net technical margin and (ii) a €173 million decrease in the net investment result which were partly offset by a €205 million decrease in the income tax expense. Excluding the cost of September 11, 2001 U.S. terrorist attacks and net realized capital gains, adjusted earnings amount to €117 million in 2001 as compared to €– 36 million in 2000.

YEAR ENDED DECEMBER 31, 2000
COMPARED TO YEAR ENDED DECEMBER 31, 1999

Gross revenues were €3,297 million and increased by 10.7% as compared to 1999 (on a comparable basis):

  Reinsurance (67% of gross revenues): Premiums increased by 53.4% in 2000 as compared to 1999, or 34.1% on a comparable basis. Property insurance premiums increased by 38% and accounted for 92% of gross premiums, mainly due to the launch of a new program on natural catastrophe coverage in the United States and to an active presence in the retrocession market. Gross life reinsurance premiums increased by 24% and accounted for 5% of gross premiums; this increase was due to growth in Asset Based Reinsurance products (coverage on a portfolio of separate account contracts).
  Insurance (33% of gross revenues): Premiums written decreased by 21.6% in 2000 as compared to 1999, or 15.6% on a comparable basis, due to non-renewal of business resulting from a more selective underwriting policy (e.g., – 52% in United Kingdom).

Operating income improved by €199 million to a profit of €151 million in 2000 as compared to the €48 million loss recorded in 1999, mainly due to the significant improvement in underwriting result in corporate risks insurance.

Net underwriting result improved by €160 million to €– 437 million, with the combined ratio improving by

1160 basis points down to 120.6% in 2000 as compared to 132.2% in 1999 due to:

  a significant business growth, benefiting from the beginning of the market recovery in catastrophe coverage, combined with a significant decrease in the cost of attritional claims for the current year and the absence of major losses in 2000;
  partly offset by (i) the increase in the cost of cover programs as a result of purchasing new protections,(ii)  a less favorable loss reserve development on prior years in 2000 (including negative impact from the December 1999 storms in Western Europe) as compared to 1999 and (iii) an increase in general expenses in line with increase in premiums. Such increase also includes the costs associated with the creation of the single entity AXA Corporate Solutions (formerly AXA Reinsurance and AXA Global Risks), the development of Information Technology systems and the acquisition of expertise in the new strategic businesses.

Net investment result increased by €39 million to €588 million in 2000, benefiting from slight increases both in investment income (€27 million, benefiting from higher yields on fixed maturity and from the strength of the U.S. dollar in 2000) and in net realized capital gains (€9 million).

ASSISTANCE

2001 compared to 2000. Gross written premiums amounted to €434 million (before intercompany elimination). After intercompany elimination, gross written premiums increased by 15% to €381 million in 2001. The increase was mainly due to (i) the placement of a large contract with the NHS (the UK National Healthcare Service) and (ii) an increase in new business relative to travel and home assistance insurance.

The net technical margin increased by €17 million or 15% to €132 million in 2001, in line with the increase in gross written premiums. This increase was offset by an increase in expenses of €14 million, mainly due to the PPP healthcare business transferred into these operations in 2001 and to the NHS contract. However the combined ratio improved to 95.3% in 2001, as compared to 95.7% in 2000 (95.9% excluding PPP Healthcare and NHS contract, as compared to 96.1% in 2000).

The contribution to AXA’s consolidated adjusted earnings increased by 3% to €13 million.

2000 compared to 1999. Gross premiums written increased by 12% primarily due to growth in foreign subsidiaries, which accounted for more than two-thirds of total premiums (particularly the United Kingdom and Latin America). The contribution to AXA’s consolidated net income in 2000 was relatively stable due to ongoing efforts to improve the claims ratio.

OTHER

2001 compared to 2000. Net adjusted earnings from the other International Insurance operations decreased by €8 million to a €41 million loss in 2001 as compared to 2000. This 2001 net loss was primarily due to:

  Saint Georges Ré: a €34 million net loss was recorded in 2001, stable as compared to 2000, related to the
  GRE businesses in run-off.
  English & Scottish: a €10 million net loss was recorded in 2001, or a deterioration of €11 million as compared to 2000, due to the strengthening of claims reserves related to asbestos and environmental risks.

2000 compared to 1999. Net income from the other International Insurance companies increased by €9 million, reflecting net income contributed by Créalux of €43 million in 2000, or a €40 million increase as compared to 1999. This improvement was due to the release of equalization reserve surpluses, which was partially offset by losses attributable to Saint Georges Ré (€33 million, or a deterioration of €34 million as compared to 1999) related to the acceptance of a treaty covering the non-consolidated GRE businesses in run-off.

Asset Management Segment

In 2001, the Asset Management Segment accounted for 5% of AXA’s consolidated gross revenues as compared to 4% in 2000. The Asset Management Segment includes third-party asset management and asset management on behalf of AXA insurance companies. The tables below present the gross revenues, adjusted earnings and net income for the Asset Management Segment for the periods indicated:

Gross Revenues

		Years ended December 31,
(in euro millions)	2001	2000	1999

Alliance Capital	3,347	2,743	1,727
AXA Investment Managers	696	558	358
National Mutual Funds Management	57	51	54

TOTAL	4,100	3,352	2,138

Intercompany transactions	(370)	(368)	(210)

Contribution to consolidated gross revenues	3,730	2,984	1,928

Adjusted Earnings & Net Income

		Years ended December 31,
(in euro millions)	2001	2000	1999

Alliance Capital	273	160	74
AXA Investment Managers	58	48	23
National Mutual Funds Management	15	3	1

ADJUSTED EARNINGS	346	211	99

Impact of exceptional operations	–	–	–
Goodwill amortization (group share)	(193)	(45)	(15)

NET INCOME	153	166	84

ALLIANCE CAPITAL

Asset Management Operations - Alliance Capital

	Years ended December 31,
(in euro millions)	2001	2000	1999

Fees, commissions and other revenues	3,347	2,743	1,727

Net investment result	(55)	(40)	12
Total revenues	3,292	2,703	1,738

Administrative expenses	(2,470)	(1,944)	(1,307)

Operating Income	822	759	432

Income tax expense	(132)	(151)	(115)
Minority interests	(417)	(448)	(243)

ADJUSTED EARNINGS	273	160	74

Average exchange rate : US$ 1.00 = €	1.12	1.08	0.94

YEAR ENDED DECEMBER 31, 2001
COMPARED TO YEAR ENDED DECEMBER 31, 2000

Assets Under Management increased by €34 billion in 2001 to €517 billion at December 31, 2001, or an increase of €2 billion on a constant exchange rate basis.

The increase was primarily due to growth from net new money of €39 billion, (excluding €8 billion inflow of assets mainly from a newly-formed joint venture with AXA Asia Pacific), despite very difficult conditions in the stock markets: €27 billion in the institutional business, €9 billion in retail and €3 billion in the private clients channel.

Institutional business was boosted by 336 new client accounts, including a large sub-advisory mandate from an important U.S. asset manager, contributing €14 billion in new assets. This increase in assets under management was partly offset by market depreciation of 9% (S&P 500 fell 13% during 2001). Despite a challenging market, investment results generally exceeded client benchmarks. Value equities performed well, while growth and fixed income portfolios outperformed their benchmarks by modest amounts.

Fees, commissions and other revenues, including those earned from AXA insurance companies eliminated in consolidation, increased by €604 million in 2001 as compared to 2000, or by 19% on a constant exchange rate basis. The increases were primarily due to the impact of the Sanford C. Bernstein acquisition, which contributed to full-year results in 2001, and only to one quarter in 2000 in addition to a mix shift from higher fee equities to lower fee equity, fixed income and cash management products.

Administrative expenses increased by €526 million in 2001 as compared to 2000, or €455 million on a constant exchange rate basis. The increase in expenses was mainly due to higher compensation and general and administrative expenses related to the Sanford C. Bernstein acquisition. In addition, Alliance Capital selectively invested in several strategic initiatives aimed at increasing sales and improving efficiencies, including the expansion of global products and services and investments in technology and e-wholesaling capabilities.

Operating income increased by €63 million in 2001 as compared to 2000 or €40 million on a constant exchange rate basis. The increase was principally due to an increase in fees, commissions and other revenues resulting from the Sanford C. Bernstein acquisition. This was partly offset by lower assets under management during the second half of 2001 attributable to declines in global capital markets and higher operating expenses, principally employee compensation and benefits and general and administrative expenses.

As a consequence, the operating cost income ratio increased by 6 points from 60% to 66% in 2001.

Adjusted earnings increased by €113 million in 2001 as compared to 2000 or an increase of €105 million on a constant exchange rate basis. Excluding the impact of the increase in AXA’ s ownership interest in Alliance Capital from 33% to 53% as a result of the buyout of the minority interests in AXA Financial in December 2000, adjusted earnings remained stable on a constant exchange rate basis.

YEAR ENDED DECEMBER 31, 2000
COMPARED TO YEAR ENDED DECEMBER 31, 1999

On a constant exchange rate basis, Alliance Capital’s asset management revenues increased by 33.4% in 2000 to €2,577 million. In October 2000, Alliance Capital acquired substantially all of the assets and assumed substantially all of the liabilities of Sanford C. Bernstein, Inc., a U.S.-based asset management company.

Sanford C. Bernstein contributed €263 million to total revenues, including €61 million in respect of third-party research services, a new source of revenue for Alliance Capital. On a comparable basis (specifically excluding Sanford C. Bernstein), revenues increased by 19.7% in 2000 as compared to 1999, due to growth in average assets under management of 21% coupled with a more profitable product mix that was partially offset by a decrease in fund performance-related fees. At December 31, 2000, assets under management totaled €483 billion, or an increase of €91 billion as compared to 1999. The increase was attributable to the acquisition of Sanford C. Bernstein. Excluding the impact of this acquisition, assets under management decreased by €5 billion, with the positive net inflow of €32 billion more than offset by market depreciation of €37 billion, particularly during fourth quarter 2000. Notwithstanding, the net income impact of financial market depreciation was limited.

The contribution to AXA’s consolidated net income increased by €56 million in 2000 as compared to 1999. Excluding the impact of foreign currency fluctuations, net income increased by €39 million. The rise in net income was primarily due to an increase in revenues resulting from growth in average assets under management and an improvement in the ratio of general expenses to net revenues, from 63% in 1999 to 59% in 2000.

Sanford C. Bernstein contributed net income of €2 million (net group share), with operating income of €25 million (net group share) that was partly offset by the amortization of goodwill recorded in connection with the acquisition (€23 million, group share).

AXA INVESTMENT MANAGERS (“AXA IM”)

Asset Management Operations - AXA Investment Managers

	Years ended December 31,
(in euro millions)	2001	2000	1999

Fees, commissions and other revenues	696	558	358

Net investment result	12	3	4
Total revenues	708	561	362

Administrative expenses	(602)	(471)	(290)

Operating Income	106	89	72

Income tax expense	(34)	(28)	(37)
Minority interests	(14)	(13)	(12)

ADJUSTED EARNINGS	58	48	23

YEAR ENDED DECEMBER 31, 2001
COMPARED TO YEAR ENDED DECEMBER 31, 2000

Assets under management increased by 8%, or 2% on a comparable basis, as compared to 2000 to €277 billion at December 31, 2001, the effect of net new money (€12 billion) and of the inclusion of AXA Real Estate Investment Managers acquired as of January 1, 2001 (€14 billion), being partially offset by the net impact of exchange rates and the fall in the investment markets (€4 billion). Fees, commissions and other revenues, including those earned from AXA insurance companies eliminated in consolidation, reached €696 million, an increase of 11% on a comparable basis, while contribution to AXA’s consolidated gross revenues reached €504 million, a 15% increase on a comparable basis. This growth was attributable to (i) 3.3% growth in total average assets under management in 2001, and (ii) an increase in average fees from 15 to 16 basis points in large part due to increased sales of higher fee products.

Performance fees also increased from €41 million to €54 million in 2001 due to strong performance relative to benchmarks, principally by AXA Rosenberg.

Adjusted earnings increased by €10 million in 2001 as compared to 2000. The increase was mainly due to an increase in fees, commissions and other revenues of €138 million, which was partially offset by an increase in administrative expenses of €132 million, of which €61 million were related to newly consolidated entities. On a comparable basis, the expenses increased by €71 million, principally attributable to increases of personnel expenses by €24 million (13%) in relation with business growth, and to external distributor fees for €33 million. As a consequence, the operating cost income ratio, excluding internal operations eliminated in consolidation, was 81.3% in 2001 (77.3% for 2000).

In addition, adjusted earnings increased by €3 million due to an increase in AXA’s ownership interest in AXA Investment Managers UK following AXA’s buyout of its minority interests in SLPH subsequently renamed AXA UK Holdings, in July 2000.

YEAR ENDED DECEMBER 31, 2000
COMPARED TO YEAR ENDED DECEMBER 31, 1999

Before the elimination of intercompany transactions, revenues earned in 2000 totaled €557 million, or a 37.8% increase as compared to 1999 on a comparable basis. In 2000, 16 new operating units were consolidated for the first time, contributing €70 million to revenues (and €2 million to AXA’s consolidated net income).

Revenues and income growth was attributable to (i) a 7.4% increase in assets under management to €18 billion at December 31, 2000, or a 17% increase in average assets under management in 2000, and (ii) an increase in separate account products, which command higher fees, and (iv) a more profitable asset mix.

The increase in administrative expenses was due to an increase in the level of commissions paid to intermediaries resulting from business growth, and to the cost of finalizing the establishment of the holding company created to support and coordinate AXA IM’s business development strategy. The contribution to AXA’s consolidated net income was €383 million in 2000, or an increase of 34.2% as compared to 1999 and on a comparable basis. The increase included the following items:

  the recording of tax savings of €15 million related to tax consolidations in France and the United Kingdom in2000; and
  the increase in the Group’s ownership in AXA Investment Managers UK following the buyout of its minority interests (€7 million).

NATIONAL MUTUAL FUNDS MANAGEMENT (“NMFM”)

NMFM has changed its year-end date from September 30 to December 31 in 2001 in line with the rest of the AXA APH group.

Adjusted earnings improved by €10 million relative to full year 2000. This result was driven by the sale of NMFM’s property funds management business in June (€15 million group share). On February 1, 2001 a joint venture was formed between AXA Australia and New Zealand and Alliance Capital Management whose results are consolidated within the Alliance Group.

Other Financial Services Segment

The tables below present the revenues and the net income for the Other Financial Services segment for the periods indicated:

Gross Revenues

	Years ended December 31,
(in euro millions)	2001	2000	1999

Donaldson, Lufkin & Jenrette (DLJ)	–	10,686	9,671
Other financial companies	1,168	1,113	1,159

TOTAL	1,168	11,799	10,830

Intercompany transactions	(40)	(39)	(24)

Contribution to consolidated gross revenues	1,128	11,760	10,806

Adjusted Earnings & Net Income

	Years ended December 31,
(in euro millions)	2001	2000	1999

Donaldson, Lufkin & Jenrette (DLJ)	–	197	230
Other financial companies	144	76	34

ADJUSTED EARNINGS	144	273	264

Impact of exceptional operations	–	(125)	–
Goodwill amortization (group share)	(47)	(27)	(45)

NET INCOME	97	121	219

YEAR ENDED DECEMBER 31, 2001
COMPARED TO YEAR ENDED DECEMBER 31, 2000

In 2000, the net income included €125 million of exceptional operations, in connection with the sale of Banque Worms: €45 million were due to losses realized during the second half of the year and €80 million were related to provision recorded by Compagnie Financière de Paris (“CFP”) in respect of given guarantees.

Other financial services’ adjusted earnings decreased by €129 million in 2001 as compared to 2000, mainly attributable to the sale of Donaldson, Lufkin & Jenrette (DLJ), the contribution of which amounted to € 197 million in 2000.

Adjusted earnings from the other financial companies increased by €68 million in 2001 as compared to 2000 as discussed below.

  AXA Bank Belgium’s adjusted earnings increased by €29 million to €76 million in 2001 as compared to
  2000, mainly due to realized capital gains on the sale of fixed income securities of €33 million after tax.
  French financial companies’ adjusted earnings increased by €57 million and resulted in a net gain of
  €68 million. The year 2000 included a net loss of €15 million attributable to Banque Worms for the first half of the year that was sold as at April 2, 2001. Real estate companies realized higher gains of €22 million in 2001 as compared to 2000, due to the sale of certain assets and recoveries of dismissed assets.

YEAR ENDED DECEMBER 31, 2000
COMPARED TO YEAR ENDED DECEMBER 31, 1999

Despite the positive impact of foreign currency fluctuations, the contribution of DLJ to AXA’s consolidated net income decreased significantly in 2000 as it was sold on November 3, 2000. Consequently, its net income contribution reflects only nine months of operation in 2000. On a constant exchange rate basis, net income for the nine months ended September 30, 2000 was €160 million, or an increase of 10.4%, reflecting strong financial market performance in the first quarter of 2000 followed by a marked slowdown that began in April 2000.

AXA Client Solutions, AXA Financial Inc. and, to a lesser extent, AXA and one of the Belgian holdings recorded a significant realized gain on the sale of DLJ to Credit Suisse Group.

Net income from the other financial and real estate companies decreased by €65 million in 2000 as discussed below.

Net income contributed by the real estate companies increased by €16 million to €28 million in 2000 due primarily to realized gains on the sale of real estate assets.

Net income from AXA Bank Belgium decreased by €9 million in 2000 to €24 million due to a decrease in margins on credit transactions resulting from the policy aimed at reducing surplus shareholders’ equity, and to the sale of its commercial banking portfolio in 1999.

The decline in net income from the French financial companies of €72 million resulted in a net loss of €122 million. This loss included a net loss of €60 million attributable to Banque Worms as compared to a net loss of €80 million in 1999, and a net loss of €62 million for the other subsidiaries of the CFP as compared to net income of €30 million in 1999.

AXA, represented by CFP, which had become the only shareholder of the Banque Worms, undertook a complete review of the financial arrangements associated with Banque Worms. Consequently, all guarantees and subsidies were cancelled and replaced by a single global subsidy and recapitalization of Banque Worms for €82 million. The net loss reported by Banque Worms was attributable to continued adverse development of certain of its risks outside of France and amounted to €45 million in the second half of 2000. In addition, CFP recorded as at December 31, 2000 a provision of €80 million after tax in respect of guarantees given in connection with the memorandum of understanding concluded on February 6, 2001 concerning the sale of Banque Worms.

Holding Company Activities

The Holding company activities consist of AXA’s non-operating companies, including mainly AXA (the Company), AXA France Assurance, AXA Financial, AXA Asia Pacific Holdings and AXA UK Holdings.

Adjusted Earnings & Net Income

	Years ended December 31,
(in euro millions)	2001	2000	1999

AXA, the Company	(218)	27	(124)
Other French holding companies	120	95	73
Foreign holding companies	(220)	(64)	27

NET ADJUSTED EARNINGS	(318)	58	(23)

Impact of exceptional operations	–	1,068	169
Goodwill amortization (group share)	–	(3)	(17)

NET INCOME	(318)	1,123	129

YEAR ENDED DECEMBER 31, 2001
COMPARED TO YEAR ENDED DECEMBER 31, 2000

In 2000, net income included the impact of exceptional operations for €1,068 million, which were the result of the realized capital gains on the sale of DLJ, net of losses on Credit Suisse Group shares received in connection with the transaction. This gain was recorded by AXA (the Company) for €8 million, by AXA Financial for €1,010 million and by a Belgian holding company for €50 million.

Adjusted earnings presented below exclude the impact of the above mentioned exceptional operations.

AXA (the Company)

The Company’s adjusted earnings deteriorated by €245 million to a loss of €218 million primarily due to:

  (i) an increase in net interest expense of €118 million after tax due primarily to debt borrowed or issued to partly finance AXA’s buyout of the minority interests in AXA Financial and the acquisition of Nichidan, (ii) a valuation allowance of €34 million on non consolidated assets, (iii) realized foreign exchange losses of
  € 19 million after tax, as compared to €11 million in 2000, and (iv) an increase in income tax expense of
  € 12 million mainly on dividends paid in 2001,
  partially offset by higher realized capital gains (€150 million).

In addition, 2000 adjusted earnings were favorably impacted by an €81 million release of a real estate impairment allowance, a dividend of €97 million received in respect of a non-consolidated equity investment and by a €41 million dilution gain on AXA Financial.

Other French Holding Companies

Adjusted earnings increased by €25 million, mainly due to higher realized capital gains.

Foreign Holding Companies

AXA Financial Inc. Adjusted earnings decreased by €65 million in 2001 as compared to 2000 or €48 million on a comparable basis (excluding minority interests in 2000 and on constant exchange rate basis), mainly due to the absence of a €52 million dilution gain on DLJ stock option exercise recorded in 2000. Interest expenses were relatively flat.

AXA Asia Pacific Holdings. In 2001, the reporting year-end for AXA Asia Pacific Holdings and its subsidiaries changed from September 30 to December 31 and, therefore, the consolidated operating results include 15 months of operating results for these operations for the year ended December 31, 2001. Adjusted earnings decreased by €14 million to a loss of €38 million primarily as a result of the impact in 2001 of 15 months of interest financing costs (against 9 months in 2000) related to the debt used to fund acquisitions.

AXA UK Holdings. Adjusted earnings decreased by €21 million in 2001 as compared to 2000, or by €15 million on a constant exchange rate and at 100% group share. This decrease was mainly due to the release of certain tax provisions no longer deemed necessary in 2000 of €38 million, partially offset by higher realized gains and financial result in 2001.

Other foreign holding companies. Adjusted earnings decreased by €56 million to €–83 million primarily attributable to (i) an increase in income tax expenses of €78 million in Germany, due to tax optimization in 2000 leading to high distribution of dividends with attached tax credit, (ii) an increase of €13 million in adjusted earnings in Belgium as a result of tax savings following the merger of some Belgium holding companies.

YEAR ENDED DECEMBER 31, 2000
COMPARED TO YEAR ENDED DECEMBER 31, 1999

The commentary provided below for the holding companies relates to net income excluding the impact of the above mentioned exceptional operations.

AXA (the Company)

The increase in the Company’s net income was due to the following items in 2000:

  the release of a €81 million real estate impairment provision that was deemed no longer necessary in light of prevailing market trends;
  a €30 million increase in interest expense relating to the financing of certain acquisitions;
  a dividend of €97 million received in respect of a non-consolidated equity investment (former GRE subsidiary in Guernsey);
  a dilution gain of €41 million related to the exercise of stock options in AXA Financial by its employees before the closing of the exchange offer relating to the buyout of minority interests;
  realized gains of €38 million were recorded in 2000 on the sale of BNP equity securities and contingency value rights (compared with €37 million in 1999).

AXA France Assurances. The decrease of €76 million in net income was primarily attributable to the non-recurring gain of €101 million realized in 1999 on the sale of BNP equity securities that was partially offset by a €19 million (after tax) writedown of shares in the Australian Property & Casualty subsidiary (which was not consolidated).

Other French holdings. The significant increase in net income from the other French holding companies in 2000 was primarily due to realized gains of €117 million after tax on the sale of BNP equity securities.

Foreign Holding Companies

AXA Financial. In 1999, AXA Financial recorded a dilution gain of €64 million on the stock market introduction of DLJdirect tracking stock. Excluding this item, its contribution to AXA’s consolidated net income decreased by €8 million on a constant exchange rate basis.

AXA Asia Pacific Holdings. The €13 million decrease in AXA Asia Pacific Holdings’ contribution to AXA’s consolidated net income was primarily due to interest expenses related to the financing of the buyout of AXA China Region’s minority interests (€21 million).

AXA UK Holdings. The stability in the net income contribution was due to the combined effect of the decrease in the investment result and the release of tax provisions deemed no longer necessary.

Other foreign holding companies. The contribution of other foreign holding companies to AXA’s consolidated net income decreased by €8 million in 2000, primarily due to a decrease in investment income in Belgium. The 2000 tax reform in Germany resulted in an increase of €17 million (group share) in the net income of German holding companies.

Liquidity and Capital Resources

The commentary below has been restated for financial information at December 31, 2000 and for the years ended December 31, 2000 and 1999 as a result of the implementation of new French Regulations effective from January 1, 2001, which changed certain balance sheet and statement of income presentations. For further information on the changes made refer to notes 2 and 32 to AXA’s consolidated financial statements included elsewhere in this annual report.

Over the past several years, AXA has expanded its insurance and asset management operations through a combination of acquisitions, joint ventures, direct investments and internal growth. This expansion has been funded primarily through a combination of (i) proceeds from the sale of non-core businesses and assets, (ii) dividends received from operating subsidiaries, (iii) proceeds from the issuance of convertible debt securities and other debt securities, as well as borrowings (including from affiliates), and (iv) the issuance of ordinary shares.

The Company and each of its major operating subsidiaries are responsible for financing their operations. The Company, as the holding company for the group AXA, will from time to time arrange for and participate in financing the operations of subsidiaries. Certain of AXA’s subsidiaries, including AXA France Assurance, AXA Financial, AXA Asia Pacific Holdings, AXA UK Holdings (formerly Sun Life & Provincial Holdings) are also holding companies and are dependent on dividends received from their own subsidiaries for funds to meet their obligations. In addition, certain of AXA’s principal subsidiaries are subject to restrictions on the amount of dividends and debt repayments that can be paid (see note 29 to the consolidated financial statements included elsewhere this annual report). AXA does not believe that such restrictions constitute a material limitation on its ability to meet its obligations or pay dividends.

AXA’s insurance operations. The principal sources of funds for AXA’s insurance operations are premiums, investment income and proceeds from sales of invested assets. The major uses of these funds are to pay policyholder benefits, claims and claims expenses, policy surrenders and other operating expenses and to purchase investments. The liquidity of insurance operations is affected by, among other things, the overall quality of AXA’s investments and the ability of AXA to realize the carrying value of its investments to meet policyholder benefits and insurance claims as they come due. For an analysis of AXA’s insurance-related invested assets, excluding separate account (unit-linked) assets, see “Item 4 – Information on the Company –Insurance-related invested assets”.

•	In respect of AXA’s Life & Savings Segment, the liquidity needs can also be affected by fluctuations in the level of surrenders and withdrawals (see “Item 4 – Information on the Company -Life & Savings Segment-Surrenders and Withdrawals”). AXA’s investment strategy is designed to match the net investment results (the investment yield) and the estimated duration of its investments with expected payments on the insurance contracts. AXA regularly monitors the valuation and duration of its assets, market conditions that might affect the level of surrenders and withdrawals on its life insurance policies, and changes in projected immediate and long-term cash needs. AXA adjusts its investment portfolios to reflect such considerations.

•	In respect of AXA’s Property & Casualty Segment and International Insurance Segment, the liquidity needs can be affected by actual claims experience if significantly different from the estimated claims experience. See “ Item 4 – Information on the Company - Property & Casualty Claims Reserves.” The majority of AXA’s property & casualty insurance and international insurance operations generated positive cash flows from operating activities in each of the past five years. These positive cash flows, along with that portion of the investment portfolio that is held in cash and highly liquid securities, have historically been sufficient to meet the liquidity requirements of AXA’s property & casualty insurance and international insurance operations. In the event of large catastrophic or other losses, AXA property & casualty operations would be able to liquidate their investment portfolio, a large portion of which is invested in listed securities, if necessary to pay claims.

AXA’s asset management and financial services operations. The principal sources of liquidity relating to these operations are operating cash flows, proceeds from the issuance of ordinary shares (where applicable), lines of credit and other borrowings from credit institutions. The financing needs primarily relate to the asset management operations and include funds to support commissions paid on back-end load mutual fund sales, distributions to Unitholders (Alliance Capital), capital expenditures requirements and general working capital needs.

Sources of Liquidity

As at December 31, 2001, AXA’s consolidated balance sheet included cash and equivalents of €18 billion (2000 restated: €29 billion). The Company had cash and cash equivalents in the amount of €43 million (2000: €3,910 million). The decrease of €3,867 million for the Company was principally due to the fact that at December 31, 2000 funds were set aside to finance the completion of the AXA Financial minority buyout transaction in January 2001, as the tender offer was completed on December 29, 2000 and the squeeze out merger occurred on January 2, 2001.

At December 31, 2001, the aggregate principal payments required to be made on debt instruments issued, amounts owed to credit institutions and mezzanine capital for 2002, the four years and thereafter amounted to €2 million in 2002, €6 million, €94 million, €473 million, €1 million and €14,430 million in 2007 and thereafter. Off-balance sheet commitments are discussed in note 26 to the consolidated financial statements.

At December 31, 2001, the potential number of ordinary shares which would be issued upon conversion of AXA’s total outstanding subordinated convertible debt in accordance with the terms and conditions of the debt would be 64.0 million , as compared to 92.7 million at December 31, 2000 on a post 4-for-1 stock split basis, or 23.2 million on a pre-stock split basis. The decrease of 28.7 million ordinary shares was primarily due to the conversion of the 4.5% mandatorily convertible bonds at maturity on January 1, 2001.

SUBORDINATED DEBT AND MANDATORILY CONVERTIBLE BONDS

AXA has obligations that are not, under French GAAP, characterized or classified in the consolidated balance sheet as debt or equity capital. These funds are referred to as mezzanine capital and include only subordinated debt at December 31, 2001. The mandatorily convertible bonds and notes previously included in this category were converted into AXA ordinary shares at maturity in 2001 and 2000.

At December 31, 2001, the Company had outstanding subordinated debt of €7,885 million as compared to € 7,236 million at December 31, 2000, which included the 4.5% mandatorily convertible bonds and notes.

On a consolidated basis at December 31, 2001, AXA’s total outstanding subordinated debt totaled € 8,868 million (after the reduction of €193 million for the impact from derivatives) as compared to € 8,453 million at December 31, 2000, which included €192 million of mandatorily convertible bonds and notes. On a consolidated basis, the increase of € 414 million in 2001 was mainly due to the activities set out below.

  In January 2001, the outstanding 4.5% mandatorily convertible bonds matured. The debt was converted into 28.7 million of AXA ordinary shares (on a post 4-for-1 stock split basis), of which 11.2 million ordinary shares are held by AXA subsidiaries. As a consequence, consolidated debt decreased by €192 million (€128 million of debt was held by AXA affiliates and, therefore, eliminated on consolidation in prior periods). For further details see “Issuance of Ordinary Shares” below.
  In February 2001, the Company increased the U.S. dollar and euro tranches of its US$5.0 billion U.S. registered debt program, issued in December 2000, by US$770 million (approximately €827 million at transaction date) to US$ 2,710 million (€3,042 million using 2001 year end exchange rates). The US dollar and euro tranches were as follows (i) US$350 million 8.6% due 2030; and (ii) €450 million 6.75% due 2020. This debt was used to refinance existing debt and borrowings outstanding under a credit facility and the French commercial paper program.
  In Australia, the National Mutual Life Association of Australasia repaid its subordinated debt facility in September 2001 of A$283 million (€174 million based on 2000 year end exchange rates). This debt was replaced by a subordinated loan from the Company for the same amount.

For further information see notes 14 and 15 to the consolidated financial statements.

NON-SUBORDINATED DEBT INSTRUMENTS ISSUED

At December 31, 2001, the Company had non-subordinated debt instruments outstanding, including accrued interest, of €2,084 million, or a decrease of €193 million from €2,277 million at December 31, 2000 (on a restated basis). On a consolidated basis as at December 31, 2001, AXA’s total outstanding issued debt obligations were €6,140 million, or a decrease of €757 million from €6,897 million at December 31, 2000 (on a restated basis). The €757 million decrease was primarily due to the activities set out below.

  A net decrease of € 225 million attributable to a decrease of €1,250 million under AXA’s € 3.0 billion French commercial paper program, which was refinanced primarily by €1.0 billion issued in June 2001 under a
  € 3.0 billion Euro Medium Term Note Program at 6% due in 2013.
  The repayment of a £300 million variable rate syndicated loan by AXA UK Holdings that matured in December 2001 (€511 million based on the exchange rate as at December 31, 2000). This debt was replaced by a loan from the Company.
  An increase of €183 million relating to Alliance Capital’s operations. In August 2001, Alliance Capital issued US$ 400 million 5.625% notes due in 2006 under a US$ 600 million U.S. registered senior debt program filed with the U.S. SEC. The proceeds were used partly to reduce commercial paper, partly reduce the credit facility borrowings and for other general purposes.
  The impact of foreign currency fluctuations, in particular the deterioration of the Euro to U.S. dollar exchange rate, as a significant amount of such debt outstanding is denominated in U.S. dollars.

Of AXA’s total issued debt obligations outstanding at December 31, 2001, the amount related to short term debt was €1,802 million, of which €826 million related to AXA the holding company (2000: €3,703 million and €2,076 million, respectively).

For further information see note 18 to the consolidated financial statements.

AMOUNTS OWED TO CREDIT INSTITUTIONS

On a consolidated basis at December 31, 2001, amounts owed by the Company and its subsidiaries to credit institutions totaled € 6,608 million as compared to € 9,412 million at December 31, 2000 (on a restated basis). The decrease of € 2,804 million was attributable primarily to the following items:

  A decrease of € 3,011 million due to the repayment of the three-year variable rate term loan facility due in2003. This loan facility was part of a US$5.0 billion multi-currency, dual tranche credit facility that was used to partly finance the buyout of minority interests of AXA Financial in December 2000. The repayment was partly funded by the use of proceeds from the issuance of €827 million under AXA’s US$5.0 billion U.S. registered debt program in February 2001 (refer to “Subordinated Debt and Mandatorily Convertible Bonds “ for further details).

  A repayment of an outstanding credit facility of approximately €300 million by Alliance Capital, part of which was refinanced by US$ 400 million 5.625% notes issued by Alliance Capital in August 2001. See “Non-subordinated Debt Instruments Issued“ above for further information.
  A reduction of approximately €1.0 billion in bank overdrafts.
  The cancellation of an outstanding US$250 million credit facility, or €315 million as reported at December
  31, 2000, by AXA Financial.
  An increase of nearly €1.5 billion attributable to AXA Bank Belgium.
  An increase of €571 million attributable to the French financial services operations, which was primarily attributable to funds obtained to refinance activities of Banque Worms that were not part of the operations sold to Deustche Bank in connection with the sale completed in April 2001.

Of the total amounts owed to credit institutions on a consolidated basis, nearly all of the arrangements are payable on demand.

For further information see in note 19 to the consolidated financial statements.

ISSUANCE OF ORDINARY SHARES

On May 9, 2001, at AXA’s annual general meeting of shareholders, the shareholders approved a four-for-one split of AXA’s ordinary shares and two-for-one split of AXA’s American Depository Shares (ADS). As a result, the ratio of AXA ADSs to AXA ordinary shares has changed from one ADS representing one-half of an ordinary share to one ADS representing one ordinary share.

The information provided below is given on a post 4-for-1 stock split basis.

  On January 1, 2001, the outstanding 4.5% mandatory convertible bonds matured. The debt was converted into 28.7 million of AXA ordinary shares, of which 11.2 million ordinary shares are held by AXA subsidiaries. Consequently, consolidated shareholders’ equity increased by €320 million.
  On January 2, 2001, the acquisition of the minority interests in AXA Financial was completed as a result of the subsequent merger of AXA Merger Corp., a company created to effectuate the transaction, with and into AXA Financial. Each of the outstanding minority shares in AXA Financial were converted into US$35.75 in cash and 0.295 of AXA ADS. Consequently, 19.7 million ordinary shares were issued and consolidated AXA shareholders’ equity increased by €737 million.
  Since 1994, AXA has regularly offered shares to its employees. In 2001, AXA employees invested a total of €323 million in the employee stock ownership program (€25 million on July 20, 2001 and €298 million on December 14, 2001) resulting in the issuance of 18.3 million of AXA ordinary shares. At December 31, 2001, AXA employees held 2.3% of AXA shares (including ADSs) compared to 1.3% at December 31, 2000, with two employees out of five being shareholders of AXA.
  Approximately 2.6 million ordinary shares were issued in connection with the exercise of AXA share options in 2001.

In addition in 2001, the number of AXA ordinary shares held in treasury increased by 12 million. As at December 31, 2001, AXA held approximately 30.5 million of its ordinary shares at a book value of € 489 million, or 1.7 % of the total outstanding ordinary shares. Theses shares are allocated principally to the AXA Financial stock option program, where options have been granted to AXA Financial employees to acquire AXA ADSs.

The activity in 2001 is in contrast with 2000. In 2000, there was a 240 million increase in AXA’s ordinary shares, of which (i) 83.6 million ordinary shares were issued to partly finance the buyout of minority interests in AXA Financial (December 2000 tender offer), and (ii) 120.8 million were issued by AXA, raising net cash proceeds of €3.7 billion, and used to finance the buyout of minority interests in AXA UK Holding (formerly AXA Sun Life & Provincial Holdings) in July 2000.

DIVIDENDS RECEIVED

Dividends paid to the Company from its affiliates were approximately € 1,882 million (2000: €1,520 million and 1999: €1,438 million), of which approximately € 410 million were in currencies other than the euro (2000: €350 million and 1999: €264 million). The increase in dividends received in 2001 related principally to AXA Konzern AG (Germany) of €349 million compared to €95 million in 2000, and a €199 million dividend from AXA Financial. The dividends received from the financial services operations decreased by €153 million. In addition, 2000 benefited from €273 million received from the former Guardian Royal Exchange operations acquired in 1999. However, dividends paid by AXA Participations II were up by €98 million as a result of realized gains on investments.

The Company is not subject to legal restrictions on the amount of dividends it may pay to its shareholders provided that accumulated earnings available for distribution are sufficient. However, certain of AXA’s subsidiaries, principally insurance companies, are subject to restrictions on the amount of funds they may transfer in the form of cash dividends or otherwise to their shareholders. For further information on dividend restrictions as it relates to AXA’s principal insurance operations in France, the United States, the United Kingdom, Japan, Germany and Belgium, see note 29 to the consolidated financial statements.

AXA anticipates that cash dividends received from operating subsidiaries will continue to cover its operating expenses including planned capital investment in existing operations, interest payments on its outstanding debt and borrowings, and dividend payments during each of the next three years. AXA expects that anticipated investments in subsidiaries and existing operations, future acquisitions and strategic investments will be funded from available cash flows remaining after payments of dividends, debt service and operating expenses, proceeds from the sale of non-strategic assets and businesses and future issues of debt and equity securities.

Uses of Funds

AXA’s debt activities in 2001 were primarily used for the purpose of refinancing existing short-term debt. This is in contrast to the level of debt and equity financing activities in 2000 which:

  Approximately €15 billion was spent by AXA and its subsidiaries to acquire the minority interests in AXA China Region (Hong Kong), AXA UK Holding (formerly AXA Sun Life & Provincial Holdings in the United Kingdom) and AXA Financial (United States). These transactions were funded primarily by subordinated debt securities issued by AXA, a syndicated loan facility and newly issued ordinary shares.
  Approximately €3.7 billion was spent by AXA and its subsidiaries to acquire Nippon Dantaï (Japan) and
  Sanford C. Bernstein (a U.S. asset manager) funded partly by the issuance of subordinated debt.

In respect of the Company, interest paid in cash for 2001 was €635 million (2000: €267 million and 1999: €214 million). Annual interest expense is expected to be approximately €600 million during each of the next three years. On a consolidated basis, total interest paid in 2001 was €913 million (2000: €713 million and 1999: €559 million).

Dividends paid to AXA shareholders in 2001 totaled €926 million in respect of the 2000 financial year, or €0.55 per ordinary share on a post 4-for-1 stock split basis (2000: €0.50 per ordinary share on a post 4-for-1 stock split basis was paid in respect of the 1999 financial year). All dividends in respect of the financial years ended in 2000 and 1999 were paid in cash. See “Subsequent Events after December 31 affecting AXA’s liquidity” for further information.

Solvency Margins and Risk Based Capital

Each insurance company within AXA is required by the regulations in the local jurisdictions to maintain the capital adequacy and solvency margin requirements. The primary objective of the solvency margin requirements is to protect policyholders. AXA’s insurance subsidiaries are in compliance with the applicable solvency requirements. The solvency and capital adequacy margins in general are calculated based on a formula which contains variables for expenses, inflation, investment earnings, death, disability claims, surrenders, premium dormancy and policyholder options, distribution of assets among investment categories, and the matching of specific categories of assets and liabilities.

In addition, a European Directive dated October 27, 1998, requires a consolidated solvency calculation effective for periods ending on or after December 31, 2001. This directive was transposed by France under an ordinance dated August 29, 2001 and decreed on March 14, 2002 and applicable from 2002.

AXA’s financial services subsidiaries must comply with various French and European regulations that require each to maintain, depending on its area of activity (bank, credit establishment or other), a minimum liquidity ratio or a minimum risk ratio.

For information on regulatory requirements see “Item 4 – Information on the Company – Additional Factors which may affect AXA – Regulation”. For information on AXA’s risk management in connection with market risk, see “Item 11 – Quantitative and Qualitative Disclosures About Market Risk”.

Subsequent Events after December 31, 2001 Affecting AXA’s Liquidity

At AXA’s ordinary general meeting of the shareholders held on May 3, 2002, the shareholders approved the recommended cash dividend to be paid in 2002 in respect of the 2001 financial year of €0.56 per ordinary share, or €971 million in the aggregate.

Consolidated Cash Flows

YEAR ENDED DECEMBER 31, 2001
COMPARED TO YEAR ENDED DECEMBER 31, 2000

Net cash provided by operating activities totaled €12.8 billion for the year ended December 31, 2001 (2000: €14.1 billion). Net cash provided from operating activities in 2001 was €1.3 billion lower than prior year mainly due to a lower level of growth in Life & Savings business in 2001 attributable to the deterioration in the global equity and economic markets in the year. In 2000 the Life & Savings operations continued to benefit from the sale of savings-related investment products, such as separate account (unit-linked) contracts, in respect of continued consumer demand for such products driven by overall strong performance of the global financial markets.

Net cash used in investing activities was €20.8 billion for the year ended December 31, 2001 (2000: net cash used of €15.2 billion) and primarily related to the activities as set out below.

  There was an overall increase in net cash outflows for insurance-related invested assets in 2001 as the cost of acquiring additional investments, funded by new net money received on new policies or through ordinary reinvestment, was affected by the global financial market conditions, characterized by decreasing equity security prices and increasing fixed maturity security prices given the central banks in the principal countries in which AXA operates lowered interest rates in response to signs of slowing economic conditions, as the investment mix in AXA’s insurance investment portfolios has been, generally, more weighted to fixed maturity investments (more than 50% of the AXA’s consolidated insurance-related invested asset portfolio).

  Cash settlement to former minority shareholders of AXA Financial following the completion of the squeeze out merger in January 2001, resulting in the payment of €2,078 million by the Company.

Net cash used in financing activities totaled € 1.6 billion for the year ended December 31, 2001 (2000: net cash provided of €11.7 billion). 2001 was in marked contrast to 2000, which had a high level of financing activities as AXA raised cash of €3.7 billion through the issuance of ordinary shares and approximately €7.2 billion from the issuance of subordinated debt and obtaining other borrowings to (i) finance the buyout of minority interests in SLPH, AXA China Region and AXA Financial, and (ii) the acquisitions of Nippon Dantaï and Sanford C. Bernstein. Whereas in 2001, a majority of the cash activity related to the repayment of existing amounts owed to credit institutions, which decreased by €2.8 billion. The decrease was mainly attributable to the repayment of the three-year variable rate term loan facility that was obtained by the Company in December 2000 to partly finance the buyout of minority interests in AXA Financial.

The net impact of the foreign currency fluctuations was a decrease of approximately €0.5 billion in net cash for the year ended December 31, 2001 (2000: increase of €1.0 billion). The net change was due to a weakening of the Euro against the United States dollar, partially offset by the strengthening of the Euro against the Japanese yen and, to a lessor extent, the Australian dollar in 2001.

The operating, investing and financing activities described above, as well as the impact of foreign exchange and change in scope of consolidation, resulted in an decrease in net cash and cash equivalents of €10.0 billion in 2001 (2000: increase of €11.9 billion).

At December 31, 2001, total consolidated gross cash and cash equivalents amounted to €18 billion, or net cash and cash equivalents of €16.0 billion after deducting bank overdrafts that were classified under “amounts owed to credit institutions” in AXA’s consolidated balance sheet (2000: €29.0 billion on a restated gross basis and €26.0 billion net of bank overdrafts as reported in prior year, respectively).

YEAR ENDED DECEMBER 31, 2000
COMPARED TO YEAR ENDED DECEMBER 31, 1999

Net cash provided by operating activities totaled €14.1 billion for the year ended December 31, 2000, which was attributable to growth in the Life & Savings business (1999: € 33.8 billion).
 Net cash used in investing activities was €15.2 billion for the year ended December 31, 2000 (1999: net cash used of €36.7 billion) and related mainly to the following items:

  new cash from an increase in new business relating to separate account (unit linked) contracts used to acquire underlying investments to support such contracts of €4.0 billion;
  cash paid in connection with the buyout of minority interests in AXA China Region (€0.5 billion), SLPH (nearly €3.7 billion) and AXA Financial (nearly €6.6 billion, which was not fully paid in 2000), the acquisitions of Nippon Dantaï (approximately €2.0 billion) and Sanford C. Bernstein (approximately €1.7 billion); and
  proceeds from the sale of DLJ of €8.4 billion.

Net cash provided from financing activities totaled €11.7 billion for the year ended December 31, 2000 (1999: net cash provided of €2.2 billion) and was mainly attributable to the following items:

  net cash proceeds of € 3.7 billion in connection with the issuance of AXA ordinary shares in June 2000 to fund the buyout of minority interests in SLPH; and
  net cash proceeds of approximately €7.2 billion from the issuance of subordinated debt and other long term borrowings, which was used primarily to fund the buyout of minority interests in AXA China Region and AXA Financial and the acquisitions of Nippon Dantaï and Sanford C. Bernstein.

The net impact of foreign exchange was approximately €1.0 billion increase in net cash for the year ended December 31, 2000 (1999: increase of €0.8 billion). The net change is due to foreign currency exchange rate impact of the U.S. dollar, Australian dollar and Japanese Yen to the Euro in 2000.

The operating, investing and financing activities described above, as well as the impact of foreign exchange and change in scope of consolidation (primarily the sale of DLJ and the acquisition of Nippon Dantaï), resulted in an increase in net cash and cash equivalents of €11.9 billion in 2000 (1999: increase of €3.7 billion). At December 31, 2000, total consolidated cash and cash equivalents amounted to €29.0 billion on a restated gross basis, or net cash and cash equivalents of €26.0 billion after deducting bank overdrafts that were classified under “amounts owed to credit institutions” in AXA’s consolidated balance sheet and as reported in prior year (1999: €16.5 billion on a restated gross basis and € 14.0 billion net of bank overdrafts as reported in prior year, respectively).

Other matters

Additional Information on Impairment of Investments

AXA's principal invested assets are in fixed maturity and equity securities, including holdings in mutual funds. Under French GAAP these invested assets are held at amortized cost and historical cost, respectively, net of valuation allowances except for certain fixed maturity and equity securities that are stated at estimated fair value, as they are held to support participating insurance contracts whereby the unrealized gains and losses on such invested assets are included in the determination of the insurance liabilities in respect of participating insurance contracts. For publicly listed fixed maturity and equity securities, fair values are determined based on quoted market prices. For non-publicly listed fixed maturity and equity securities and other invested assets, the basis for measuring fair value may require utilization of investment valuation methodologies such as discounted cash flow analysis and/or reference to quoted prices for similar securities.

At December 31, 2001 AXA’s total consolidated invested assets of € 258.6 billion (which exclude investments in affiliated companies and separate account assets) consisted of € 248.2 billion from insurance activities (96%) and € 10.4 billion from non-insurance activities (4%). Of the € 258.6 billion in total consolidated invested assets, (i) € 151.8 billion were fixed maturity investments, of which approximately 16% were not publicly-listed securities with a carrying value of € 23.7 billion, (ii) € 65.1 billion were equity investments, of which approximately 23% were not publicly-listed securities with a carrying value of € 15.0 billion, and (iii) the balance of € 41.7 billion consisted of real estate; mortgages, policies and other loans; and investments in participating interests.

In 2001, AXA recorded increases in valuation allowances for other-than-temporary impairment on fixed maturity and equity securities of € 1,178 million and € 419 million, respectively, before participating benefits, DAC/VBI amortization, minority interests and taxes. AXA records an investment impairment charge when it believes an investment has experienced a decline in fair value that is other-than-temporary. Identifying those situations requires judgement by management and includes an assessment of subjective as well as objective factors including, but not limited to, the duration and extent to which the fair value of a particular security has been depressed; the financial condition, cash flows, and near term earnings potential of the issuer; and any particular problems affecting the issuer’s industry sector, as well as AXA’s ability and intent to retain the investment to allow sufficient time for any anticipated recovery in fair value. These impairment charges were recorded based on management’s evaluation of the facts and circumstances specific to individual fixed maturity and equity securities and, in the judgement of management, such facts and circumstances did not impact the carrying values of other material investments held by AXA's operations. Increases in defaults, credit downgrades, and overall declines in the global financial markets have contributed to an increase in impairments on AXA’s investment assets in 2001.

There are a number of risks and uncertainties inherent in our assessment methodology described above. Recorded impairments represent the best judgement of management at the time they are made based on the facts and circumstances known to management at that time. Consequently, the amount of any valuation allowance in respect of individually identified impaired fixed maturity and equity investments can be expected to change over time. Based on new information available in future periods, management may adjust the valuation allowance to reflect improvements or further deterioration in economic, financial market, credit or other conditions. Such adjustments are recorded as credits to or charges against AXA’s consolidated operating results.

In respect of AXA’s fixed maturity and equity investment holdings at December 31, 2001, (i) the amount of gross unrealized and unrecognized gains was € 5.5 billion and € 3.2 billion, respectively, and (ii) the amount of gross unrealized and unrecognized investment losses was € 1.2 billion and € 1.7 billion, respectively. In the case of unrealized and unrecognized losses, management concluded that based on the methodology described above, including the ability and intent to hold the securities in question, these securities did not have an other-than-temporary decline in value. Based on the information available and to the best of management’s knowledge, there was no single fixed maturity or equity security on which AXA had a gross unrealized and unrecognized investment loss in excess of 5% of the total unrealized and unrecognized losses for such class of securities above.

In addition, the amount of such unrealized gains and losses may not represent the actual impact on AXA’s consolidated operating results in any one period, as such amounts are presented before allocation to participating life insurance contracts (as a change in future policy benefits), DAC / VBI amortization, minority interests and taxes.

Reconciliation of French GAAP to U.S. GAAP

SIGNIFICANT ACCOUNTING POLICIES

The notes to the consolidated financial statements contain a summary of AXA’s significant accounting policies under French GAAP (see note 2) and a discussion of the differences between French GAAP and U.S. GAAP, which materially affect the determination of AXA’s consolidated net income and shareholder’s equity, including a discussion of recently-issued accounting pronouncements (see notes 33 and 34). Most of these policies are considered to be important to the portrayal of AXA’s consolidated financial position and consolidated operating results, especially those which require (i) the use of estimates and assumptions, for example, in respect of establishing insurance future policy benefits and claims reserves, or (ii) management to make difficult, complex or subjective judgments.

Significant differences between French GAAP and U.S. GAAP

	Years ended December 31,
(in euro millions)	2001	2000	1999

Consolidated net income in accordance with French GAAP	520	3,904	2,021
Adjustments to U.S. GAAP	964	(656)	(813)

CONSOLIDATED NET INCOME IN ACCORDANCE WITH U.S. GAAP	1,484	3,248	1,209
Consists of :
Continuing operations	1,484	951	865
Discontinued operations of DLJ	–	2,297	344

The assets supporting the UK with-profit contracts consist primarily of fixed maturity and equity securities. Under French GAAP, in accounting for UK with-profit contracts, revenue and expense are matched in net income by including both changes in the estimated fair values of assets allocated to UK with-profit contracts and corresponding increases or reductions in the liability for UK with-profit policyholder benefits. US GAAP, which was developed in an environment that differs from the one in which the UK with-profit contract was developed, required the change in unrealized investment gains on assets allocated to UK with-profit contracts be excluded from net income (as such assets, principally fixed maturity and equity securities were classified as “available-for-sale”). However, the recognition of the corresponding change in the liability for with-profit policyholder benefits was recorded in net income. Accordingly, AXA believed this exclusion resulted in amounts that did not fully reflect the economic effect of the UK with-profit contracts. An increase in the fair value of these assets results in an increase in the liability for policyholder benefits and a reduction in AXA’s consolidated US GAAP net income. The adjustment below, for the years ended December 31, 2000 and 1999 eliminated the change in unrealized investment gains and losses on assets allocated to UK with-profit contracts, which were included in net income in accordance with “US GAAP, except for adjustment for the change in unrealized investment gains on assets allocated to UK with-profit contracts”. Under the transition rules of FAS 133, AXA reclassified its fixed maturity and equity securities supporting the UK “with-profit” business to “trading”, whereby the unrealized investment gains and losses will be included in net income. The after-tax cumulative effect of such change in accounting principle was included in the 2001 reconciliation of net income above and totaled €2,698 million (€3,853 million before tax).

Consolidated net income in accordancewith U.S. GAAP	1,484	3,248	1,209
Unrealized investment gains (losses) on assets allocated to UK	N/a	(477)	1,030
with-profit contracts, net of deferred tax

Consolidated net income in accordance with U.S. GAAP,
except for adjustment for the change in unrealized investments
gains and losses on assets allocated to UK with-profit contracts	N/a	2,771	2,239

	Years ended December 31,
(in euro millions)	2001	2000	1999

Net income per ordinary share:
Amounts in accordance with French GAAP[1]
– basic	0.30	2.57	1.43
– diluted	0.32	2.44	1.35
Amounts in accordance with U.S. GAAP[1]
– basic	0.88	2.16	0.87
– diluted	0.87	2.10	0.82

(1) 2000 and 1999 per share data restated to take account of the 4-for-1 stock split approved by the shareholders at the annual general meeting held on May 9, 2001.

YEAR ENDED DECEMBER 31, 2001
COMPARED TO YEAR ENDED DECEMBER 31, 2000

The French GAAP to U.S. GAAP adjustments were primarily attributable to the following items:

The 2001 consolidated net income in accordance with U.S. GAAP totaled €1,484 million and was higher than AXA’s consolidated net income in accordance with French GAAP by €964 million. This favorable impact was primarily attributable to €2,667 million being included in the consolidated net income under U.S. GAAP as a result of the plan of financial reorganization of AXA Equity & Law undertaken in 2001 and the transition rules of Statement of Financial Accounting Standards (“FAS”) No. 133, as amended “Accounting for Derivative Instruments and Hedging Activities” (“FAS 133”) adopted by AXA on January 1, 2001 as set out below:

  An after-tax cumulative-effect-type credit to income of €2,698 million from “Other comprehensive income” (a separate component of shareholders’ equity), representing the after-tax net unrealized investment holding gain for the fixed maturity and equity securities backing the UK with-profit business at January 1, 2001. This adjustment was in accordance with the transition rules of FAS 133 whereby AXA reclassified £19,806 million (or approximately €31,492 million at transition date) of fixed maturity and equity securities supporting the UK “with-profit” business from “Available-for-sale” to “Trading”. Under French GAAP such investments were already stated at market value with changes in market value included in French GAAP net income.
  A €762 million release of unallocated policyholder dividend liability (included in future policy benefits) to income as a result of the transfer of non-participating business from the existing participating “with-profit” fund to a non-participating fund, as a result of the fund restructuring in connection with the plan. This was offset by a €433 million charge against income corresponding to the payment of the incentive bonus paid to the with-profit policyholders that elected in favor of the plan by one of the UK holding companies. Under French GAAP, these items were recorded in AXA’s consolidated shareholders’ equity, which resulted in an overall decrease of €79 million after the recognition of (i) goodwill of €451 million corresponding to the incentive payment to the with-profit policyholders and the direct costs associated with this transaction, and (ii) a value of purchased life business in force of €466 million.

Excluding the impact of the plan of financial reorganization of AXA Equity & Law, AXA’s consolidated net income under U.S. GAAP was lower than the consolidated net income under French GAAP by €1,703 million primarily due to the following items:

Investment accounting and valuation. Under U.S GAAP, the investment holdings in mutual funds are stated at market value whereby under French GAAP such investments are held at cost. Consequently, due to the deterioration in the global stock markets in 2001, net unrealized investment losses in these investments were recognized under U.S. GAAP but not under French GAAP: AXA’s Life & Savings Segment (€291 million) and Property & Casualty Segment (€367 million).

Future policy benefits (Life & Savings Segment): As a result of the fundamental restructuring of AXA Equity & Law in connection with the Plan of Financial Reorganization undertaken in 2001, under French GAAP 100% of the change in the UK “with-profit” fund is included within future policy benefits, only 10% of the cost of bonus is included in AXA’s consolidated net income. Under U.S GAAP 10% of all changes in the UK “with-profit” fund (revenues and expenses) are included in AXA’s consolidated net income. Consequently and primarily due to the deterioration in the global stock markets in 2001, this gave rise to an additional charge of € 310 million against AXA’s consolidated operating results.

Other relating to holding company activities: The U.S. GAAP result included charges related to (i) share-based compensation associated with the 2001 employee share purchase program whereby the ordinary shares were issued at a discount below market price, (ii) the recognition of additional interest expense, being the amortization of premium on the subordinated convertible debt issued by the Company in 1999 and 2000, as AXA has the right of early redemption at a stipulated price greater than the original issue price per note, and (iii) the impact of the accounting for derivatives and hedging activities in accordance with FAS 133.

YEAR ENDED DECEMBER 31, 2000
COMPARED TO YEAR ENDED DECEMBER 31, 1999

The French GAAP to U.S. GAAP adjustments were primarily attributable to the following items:

  Accounting treatment of unrealized investment gains and losses on UK “with-profit” contracts.
  Unrealized investment gains and losses are included in net income under French GAAP and included in “Other comprehensive income” a separate component of shareholders’ equity under U.S. GAAP. As a consequence, the adjustment to U.S. GAAP net income in 2000 was an increase of €477 million net of tax and related to AXA’s Life & Savings Segment only (1999: decrease of €1,030 million).
  Differences in goodwill and purchase accounting. The significant differences between French GAAP and U.S. GAAP relate to (i) the different methods of determining the purchase price attributable to the issuance of ordinary shares of AXA (or of an affiliate) and settling / exchanging outstanding employee stock options in the target company, (ii) the differences in the underlying accounting principles used for determining the value of net assets acquired between French GAAP and U.S. GAAP, and (iii) the portion of goodwill charged directly to shareholders’ equity under French GAAP, when ordinary shares are issued. As a consequence, the adjustment to U.S. GAAP net income in 2000 was a decrease of €1,228 million, of which €828 million was attributable to the cost of settling / exchanging outstanding employee stock options in connection with the buyout of the minority interests in AXA Financial in 2000 (1999: decrease of €17 million).
  Shares issued by subsidiaries’. Under both French GAAP and U.S. GAAP, in the event a subsidiary issues shares, the ownership interest held by the parent company decreases and a realized gain or loss is recorded. In the event that there is a specific plan by the parent company to repurchase such shares, the realized gain or loss (net of tax) will be recorded in shareholders’ equity under U.S. GAAP. As a consequence, U.S. GAAP net income decreased by €104 million in 1999 as the amount calculated under French GAAP was greater than the corresponding amount under U.S. GAAP, which related to the issuance of shares by SLPH (now AXA UK Holdings) to acquire GRE in 1999 (2000: nil).
  Catastrophe equalization reserves. These reserves are recorded under French GAAP pursuant to local statutory regulations in the countries of operations whereas under U.S.GAAP such reserves are not established until the loss event occurs. As a consequence, the adjustment to U.S. GAAP net income was a decrease of €246 million in 2000 (1999: decrease of €141 million), and was attributable to both AXA’s Property & Casualty Segment and International Insurance Segment.

New Accounting Pronouncements not yet adopted

For information on significant new accounting pronouncements not yet adopted see note 34 to the consolidated financial statements.

Glossary

COMPARABLE BASIS

On a comparable basis means that the data for the current period were restated using the prevailing foreign currency exchange rate of the prior period (constant exchange rate basis) and eliminated the results of acquisitions, disposals and business transfer (constant structural basis) and of changes in accounting principles (constant methodological basis), in one of the two periods being compared.

ADJUSTED EARNINGS

Adjusted earnings represent the net income (group share) before the impact of exceptional operations and amortization of goodwill.

Adjusted earnings per share (adjusted EPS) represents the AXA’s consolidated net income before the impact of exceptional operations and amortization of goodwill, divided by the weighted average number of outstanding ordinary shares,

Adjusted earnings per share diluted (adjusted EPS diluted) represents the AXA’s consolidated net income before the impact of exceptional operations and amortization of goodwill, divided by the weighted average number of outstanding ordinary shares, on a diluted basis (that is to say including the potential impact of all outstanding stock options, that are not anti-dilutive, being exercised and conversion of existing convertible debt into shares, assuming the impact is not anti-dilutive).

LIFE & SAVINGS MARGIN ANALYSIS

Investment margin includes the following items:

(i)	Net investment income.
(ii)	Realized capital gains & losses.
(iii)	Valuation allowance & release in respect of impaired invested assets.
(iv)	Interests and bonuses credited to policyholders and unallocated policyholder bonuses, relating to the net investment result.

Fees & Revenues include:

(i)	Revenues derived from mutual fund sales (which are part of consolidated revenues).
(ii)	Loading charged to policyholders on premiums and on funds under management for separate accounts (unit-linked) business.
(iii)	Loading on (or contractual charges included in) premiums received on all non unit-linked product lines (Life, Investment & Savings and Health).
(iv)	Other fee revenues, e.g., fees received on financial planning, sales of third party products.

Net Technical result is the sum of the following components:

(i)	Mortality/morbidity margin: The amount charged to the policyholder in respect of mortality/morbidity for the related period less benefit claims. It is equal to the difference between income for assuming risk and the actual cost of benefits, including changes in valuation assumptions and additional reserves for mortality risk. This margin does not include the claims handling costs and change in claims handling cost reserves.
(ii)	Surrender margin: The difference between the benefit reserve and the surrender value paid to the policyholder in the event of early contract termination.
(iii)	Policyholder bonuses: If the policyholder participates in the risk margin and the expenses of the company.
(iv)	Ceded reinsurance result.

Expenses are:

(i)	Acquisition expenses, including commissions and general expenses allocated to new business, related to insurance products as well as to other activities (e.g., mutual fund sales).
(ii)	Deferred Acquisition Costs (DAC) : capitalization of acquisition expenses linked to new business, net of the corresponding Unearned Revenue Reserve (URR).

(iii)	DAC: amortization of acquisition expenses on current year and prior years new business. This amortization also includes the impact of interest capitalized and is net of the corresponding change in URR in the period.
(iv)	VBI : amortization of Value of Purchased Life Business In-force.
(v)	Administrative expenses

LIFE & SAVINGS EXPENSE RATIO

Two types of expense ratio are calculated:

(i)	Ratio of gross operating expenses to total gross insurance reserves: gross operating expenses / total gross insurance reserves, where:
	–	gross operating expenses are total expenses excluding (1) expenses related to mutual fund business (mainly fees paid to the sales force), (2) deferral or amortization of Deferred Acquisition Costs (DAC), and
(3) amortization of Value of purchased life Business In-force (VBI) ; they include capitalization and amortization of software expenses,
	–	gross insurance reserves are total insurance liabilities, gross of reinsurance, including benefit and claims reserves, unearned premiums reserves, and separate account liabilities.
(ii)	Cost income ratio: expenses / operating margin, where:
	–	expenses are total expenses, excluding expenses related to mutual fund business (mainly fees paid to the sales force), gross of deferral and amortization of Deferred Acquisition Costs (DAC) and gross of amortization of Value of purchased life Business In-force (VBI),
	–	operating margin is the sum of (i) Investment margin, (ii) Fees and revenues, and (iii) net technical margin (items as defined above in the Margin Analysis above).

PROPERTY & CASUALTY

Net investment result includes the following items:

(i)	Net investment income.
(ii)	Realized capital gains & losses.
(iii)	Valuation allowances & release in respect of impaired invested assets.

Net technical result is the sum of the following components:

(i)	Earned premiums, gross of reinsurance.
(ii)	Claims charges, gross of reinsurance.
(iii)	Change in claims reserves, including claims handling costs reserves and equalization reserves, gross of reinsurance.
(iv)	Claims handling costs.
(v)	Net result of ceded reinsurance.

Expense ratio is the ratio of:

(i)	Expenses (excluding claims handling costs but including non recurring expenses), to
(ii)	Earned premiums, gross of reinsurance.

Current accident year loss ratio (Property & Casualty) net of reinsurance, is the ratio of:

(i)	[current year claims charge gross of reinsurance + claims-handling costs + result of reinsurance ceded on current accident year], to
(ii)	Earned premiums, gross of reinsurance.

All accidents year loss ratio (Property & Casualty) net of reinsurance, is the ratio of:

(i)	[all accident years claims charge gross of reinsurance + claims-handling costs + result of reinsurance ceded on all accident years], to
(ii)	Earned premiums, gross of reinsurance.

The combined ratio is the sum of (i) the expense ratio and (ii) the loss ratio (all accident years).

AXA CORPORATE SOLUTIONS

Covers are specific reinsurance treaties, bought to protect all or a portion of the company’s portfolio against major losses. If such losses do not occur over the insured period, a profit commission (or “no-claim bonus”) is paid to the ceding company. In general, the cost of a cover is accrued (or by extension “earned”) ratably over the treaty period.

Major losses are defined as any event whose net ultimate cost is greater than $50 million (approx. 3% of AXA Corporate Solutions consolidated shareholders’ equity) ; the Net “Ultimate” Cost is the result of the claim cost (net of reinsurance) minus the reinstatement premiums (net of reinsurance).

Net technical margin includes:

(i)	Earned premiums, net of reinsurance (cession / retrocession and covers).
(ii)	Claims charge all accident years, net of reinsurance, including major losses.
(iii)	Commissions (fixed commissions, sliding scale commissions as well as profit commissions), (a) paid to the ceding companies and (b) received from the reinsurance companies.
(iv)	Claims handling costs.

Net attritional margin on current accident year includes the following elements:

(i)	Earned premiums, net of cession / retrocession (reinsurance ceded excluding covers),
(ii)	Current year claims charge (excluding major losses), net of cession / retrocession,
(iii)	Commissions (fixed commissions, sliding scale commissions and profit commissions), (a) paid to the ceding companies and (b) received from the reinsurance companies, excluding commissions related to covers,
(iv)	Claims handling costs.

ASSET MANAGEMENT

Net New Money: Inflows of client money less outflows of client money. Net New Money measures the impact of sales efforts, product attractiveness (mainly dependent on performance and innovation), and the general market trend in investment allocation.

Operating Cost Income Ratio: operating expenses over gross revenues (including performance fees).

Item 6: Directors Senior Management and Employees

In 1997, following the merger with Compagnie UAP, AXA choose an organization with a Supervisory Board and a Management Board. In its role of directing and managing AXA, the Management Board is assisted by the Executive Committee.

Supervisory Board

The Supervisory Board oversees management of the Company and the AXA Group and answers to the shareholders. The Supervisory Board also names the Chairman and the members of the Management Board. AXA’s Supervisory Board consists of 14 members appointed by a majority vote of the shareholders at their annual general meeting. Four of the current Supervisory Board members are not French citizens.

In order to align the personal interests of Supervisory Board members with those of the Group, each Supervisory Board member must own shares of the Company at least equivalent in value to the directors fees received during the course of the year.

The general principles of organization, the mode of functioning and the compensation of the Supervisory Board are formalized in a code of internal operating rules and procedures.

Following the General Assembly of May 9, 2001, Messrs. Antoine Bernheim, Henri de Clermont-Tonnerre, Patrice Garnier, Friedel Neuber and Didier Pineau-Valencienne did not have their terms as Supervisory Board members renewed and Mr. Theirry Breton was named a member of the Supervisory Board.

In addition, following the recommendations of the Selection Committee held on July 4, 2001, the Supervisory Board proposed to name Mr. Edward Miller to the Supervisory Board and to the Selection Committee in replacement of Mr. Richard Jenrette, who resigned, and to name Mr. Christopher Condron, member of the Management Board and head of life insurance and asset management activities in the United States, to replace Mr. Edward Miller on the Company’s Management Board.

As of the date of this annual report, the Supervisory Board consists of the following 14 members:

Name and Age	Current Post	Directors Fees	Principal Occupation or Employment	Beginning and
		Received in 2001		End of Term
(in euro)		and Directorships

Claude Bébéar (66)	Chairman of the Supervisory Board	42,765	Chairman of the Supervisory Board of Finaxa; Director of AXA Financial, Inc., Schneider Electric and BNP Paribas	May 2000 to May 2004

Jean-René Fourtou (62)	Vice Chairman of the Supervisory Board, Independent[1]	52,257	Vice Chairman of the Management Board of Aventis; Directorof Schneider Electric; Pernod-Ricard, La Poste, Rhodia, EADSand AXA Financial, Inc.	January 1997 to May 2003

Thierry Breton (47)	Member of the Supervisory Board, Independent	_2	Chairman of the Supervisory Board of Thomsom SA and Thomson Multimedia; Director or Supervisory Board Member of Bouygues Telecom, Cnes, Dexia, La Poste;Rhodia, and Schneider Electric.	May 2001 to May 2005

Jacques Calvet (70)	Member of the Supervisory Board, Independent	39,475	Chairman of the Supervisory Board of Bazar de l’Hotel de Ville (BHV); Vice Chairman of the Supervisory Board of Galeries Lafayette; Director or Supervisory Board Member of Cottin Frères, Société Générale, Vivarte (Groupe André) and Société Foncière Lyonnaise.	January 1997 to May 2003

David Dautresme (68)	Member of the Supervisory Board, Independent	32,217	Senior Advisor to Lazard Frères; Chairman of Parande Développement (Groupe Euris); Director or Supervisory Board Member of Lazard Frères Banque, Casino and Club Méditerranéee	January 1997 to May 2003

Michel François-Poncet (67)	Member of the Supervisory Board	33,883	Vice Chairman of the Supervisory Board of BNP Paribas; President of BNP Paribas (Switzerland); Vice Chairman of Pargesa Holding (Switzerland); Director or Supervisory Board Member of Schneider Electric, LVMH, Total Fina Elf and Finaxa.	January 1997 to May 2003

Alfred von Oppenheim (67)	Member of the Supervisory Board, Independent	25,992	Chairman of the Supervisory Board of Bank Sal. Oppenheim Jr. & Cie KgaA (Germany) and Chairman of the Board of Bank SAL Oppenheim Jr & Cie (Schweiz) AG (Switzerland)	January 1997 to May 2003

Anthony Hamilton (60)	Member of the Supervisory Board, Independent	20,747	Chairman of Fox-Pitt, Kelton Group and of AXA UK Plc; Director of AXA Financial, Inc. and Supervisory Board Member of Eldon Capital Management Ltd. (UK)	January 1997 to May 2005

Henri Hottinguer (67)	Member of the Supervisory Board, Independent	34,095	Chairman of the Supervisory Board of Crédit Suisse Hottinguer and Emba NV (Netherlands); Vice Chairman and Executive Officer of Financière Hottinguer; Vice Chairman of Gaspee (Switzerland); Director of Finaxa and Intercom	January 1997 to May 2003

Henri Lachmann (63)	Member of the Supervisory Board	22,961	Chairman and Chief Executive Officer of Schneider Electric; Director or Supervisory Board Member of Finaxa, Vivendi, CNRS and A.N.S.A.	January 1997 to May 2005

Gérard Mestrallet (53)	Member of the Supervisory Board, Independent	27,139	Chairman and Chief Executive Officer of Suez; Chairman of the Board of Tractebel (Belgium); Director or Supervisory Board Member of Saint Gobain, Sagem, Crédit Agricole S.A., Société du Louvre and Casino	January 1997 to May 2003

Edward D. Miller (61)	Member of the Supervisory Board	_3	Chairman of Phoenix House (United States); Director of KeySpan Energy Corporation (United States), Topps Company, Inc. (United States) and the United Way of Tri-State (United States)	July 2001 to May 2003

Michel Pébereau (60)	Member of theSupervisory Board	39,208	Chairman and Chief Executive Officer of BNP Paribas; Director or Supervisory Board Member of Galeries Lafayette, Saint Gobain, Total Fina Elf, Lafarge; Permanent Representative of BNP Paribas on the Supervisory Boards of Renault and Dresdner Bank	January 1997 to May 2005

Bruno Roger (68)	Member of the Supervisory Board, Independent	30,550	Chairman of Lazard Paris; Executive Committee member of Lazard; Chairman and Chief Executive Officer of EURAZEO; Director or Supervisory Board Member of Saint Gobain, Pinault Printemps Redoute, Thalès, Sofina and Cap Gemini Ernst & Young	January 1997 to May 2005

(1)	Members of the Supervisory Board are not considered independent in the event that they are:
	–	executive officers of companies in which AXA has a significant shareholding interest, or
	–	former employees of AXA.
(2)	Th. Breton became a member of the Supervisory Board in May 2001.
(3)	E. Miller became a member of the Supervisory Board in July 2001.

SUPERVISORY BOARD

Under French law, a Supervisory Board may consist of no less than three and no more than eighteen members. French company law provides, however, that a Supervisory Board may temporarily consist of up to twenty-four members for a period ending on May 16, 2004 or, in particular circumstances, such as in the event of a merger, for a period of up to three years. Members of the Company’s Supervisory Board generally are appointed for a four-year term and appoint a Chairman and a Vice-Chairman from among the members. The Chairman calls and presides over the meetings of the Supervisory Board. The members of the Supervisory Board may be removed from office at any time without notice or indemnity by decision of a majority of shareholders present at a shareholders’ meeting. Pursuant to French company law, any change in the composition of the Management Board or the Supervisory Board caused by the removal, resignation or death of one or more of their members must be disclosed to the public within one month of that change. French company law does not allow for cumulative voting.

The Supervisory Board has an oversight role and is not responsible for day-to day management of the Company which is the responsibility of the Management Board. In accordance with French laws and regulations, specified transactions, such as the sale of real property and the granting of collateral, warrants or guarantees must be approved by the Supervisory Board. In addition, according to the Company’s statuts certain decisions of the Management Board, including decisions on the establishment of share repurchase programs, mergers and acquisitions, strategic partnership agreements, or the distribution of dividends are subject to the prior authorization of the Supervisory Board.

Supervisory Board Committees

Since 1990, AXA has established special committees of the Supervisory Board which have implemented the corporate governance principles of the Group.

In January 1997, when AXA adopted its current structure consisting of a Supervisory Board and a Management Board, the Supervisory Board confirmed the organization of four special committees. The Supervisory Board designates the members as well as the President and defines the responsibilities of these committees.

The Supervisory Board has the benefit of an Audit Committee, a Finance Committee, a Compensation Committee and a Selection Committee.

Each Committee issues opinions, proposals and recommendations and is empowered to undertake or cause to be undertaken such reviews as it deems necessary to clarify Supervisory Board proceedings. Each Committee can decide to invite outside participants or other persons of its choice to participate in its meetings.

Reports on Committee findings are delivered by Committee Chairmen at the ensuing Supervisory Board meeting.

The Audit Committee is composed of the following 5 members: Jacques Calvet (Chairman), David Dautresme, Henri Hottinguer, Alfred von Oppenheim and Bruno Roger.

  The role of the Audit Committee is to examine the Company’s interim and annual financial statements before they are presented to the Supervisory Board, as well as other financial documents of the Company in connection with the accounts for each reporting period.
  The Committee is also consulted on the selection of the Company’s Independent Auditors and reviews the independent auditors’ audit plan, the results of their audits, their recommendations and planned follow-up steps. Events that may expose AXA to material risks are referred to the Audit Committee by the Management Board or by the independent auditors.
  The Audit Committee is also informed of accounting practices in force at AXA, and it reviews projected changes in accounting policy or method.

  The Committee supervises the application of the different tools available.
  The Audit Committee also reviews the program and goals of the AXA’s Central Audit Department and reports produced by this department or by firms that it may mandate from time to time. The Committee may, at its discretion, also request that internal and external audits be carried out.
  The Committee alerts the management of AXA and, if it deems necessary, the annual general meeting of shareholders on any subject that may have an impact on AXA’s consolidated financial position.
  The Audit Committee may also examine any and all matters it deems appropriate and report to the
  Supervisory Board.

The Audit Committee held six meetings in 2001.

The Finance Committee is composed of the following seven members of which four are independent: Claude Bébéar (Chairman), Thierry Breton, Jacques Calvet, Michel François-Poncet, Gérard Mestrallet, Alfred von Oppenheim and Michel Pébereau.

  The Finance Committee reviews proposed sales of securities, assets or real estate when the sale price exceeds the authority delegated to the Management Board by the Supervisory Board.
  In addition, the Finance Committee examines all proposed material financial transactions involving AXA that are proposed by the Management Board.
  The Committee also examines the broad outlines governing AXA’s asset management policy and, more generally, all issues that pertain to AXA’s investment management policy.

The Finance Committee held six meetings in 2001.

The Compensation Committee is composed of the following four members, all of whom are independent:

Henri Hottinguer (Chairman), David Dautresme, Jean-René Fourtou, and Anthony Hamilton.

  The Compensation Committee recommends to the Supervisory Board compensation levels for the members of the Management Board, the amount of directors fees for Supervisory Board members (which are subject to approval of the Company’s shareholders), as well as proposed grants of AXA stock options (which may be either subscription or purchase options) to members of the Management Board.
  The Compensation Committee reviews all Management Board recommendations pertaining to the principles and procedures governing the compensation of AXA executives and proposed grants of AXA stock options (which may be either subscription or purchase options) to employees.
  The Compensation Committee is also informed by the Management Board of compensation levels set by the
  Boards of Directors of the Company’s subsidiaries.

The Compensation Committee met three times in 2001.

The Selection Committee is composed of the following five members, of whom three are independent:

Jean-René Fourtou (Chairman), Edward Miller, Gérard Mestrallet, Michel Pébereau, Bruno Roger.

  The Selection Committee formulates proposals for the Supervisory Board with respect to nominations of members for the Supervisory Board and the Management Board, their respective Chairman and Vice Chairman, as well as the members of Supervisory Board Committees and their respective Chairmen.
  The Selection Committee is kept informed of appointments of AXA’s principal executives and officers, and, in particular, of the Executive Officers.
  In addition, the Committee examines proposals to increase the number of non-French members and to reduce the overall number of the Supervisory Board members.

The Selection Committee met three times in 2001.

Management Board

The Company’s business is managed by a Management Board (Directoire) currently consisting of five members. Members of the Management Board are named for a term of three years by the Supervisory Board and the terms of the current Management Board Members will end in 2003. The Management Board meets weekly to discuss and act on strategic matters and/or day-to-day management of the Group.

The Management Board is currently composed of the following 5 members:

Name and Age	Principal Occupation or Employment and Principal Outside Directorships
Henri de Castries (47)	Chairman of the Management Board
Françoise Colloc’h (58)	In charge of Human Resources, the AXA Trademark and Communication
Christopher Condron (54)	In charge of United States activities
Gérard de La Martinière (58)	In charge of Finance, Control, and Strategy
François Pierson (54)	In charge of Insurance in France and Assistance

Under French law, the Management Board of a listed company may be composed of up to seven members that are appointed by the Supervisory Board. Members of the Management Board may be reappointed without any limitation for additional terms. The Supervisory Board appoints one of the members of the Management Board as Chairman for a period corresponding to his term as member of the Management Board. Any member of the Company’s Management Board may be removed from office by a decision of a majority of AXA’s shareholders present at a shareholders’ meeting or by a majority vote of the Company’s Supervisory Board. Removal without cause or reason may constitute grounds for a claim for damages. Removal of a member of the Management Board does not automatically result in the termination of that member’s employment contract with AXA. The Chairman of the Management Board may be removed from his position as Chairman (but not from his position as a member of the Management Board) by a vote of the majority of the members of the Supervisory Board, at a valid meeting of the Supervisory Board.

Under French law, the Management Board has responsibility for day-to-day management of the Company and has broad authority to take actions in the name of the Company within the scope of the corporate purpose, subject to the authority expressly reserved by law to the shareholders and the Supervisory Board. The Chairman of the Management Board or any of its members who has been granted the same authority may represent the Company in transactions with third parties. Any limitation on the powers of the Management Board is not enforceable against third parties, who may bring legal action against the Company to enforce commitments made in its name by the Chairman of the Management Board or any other member granted the same authority to represent the Company, provided that the necessary publicity requirements with respect to the power of these persons to represent the Company have been met.

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

The Management Board reports to the Supervisory Board either orally or in writing summarizing the major developments in the management of the Company. Within three months following the end of the year, the Management Board must submit the final accounts and the consolidated financial statements of AXA to the Supervisory Board for review. The Management Board also submits a proposal to the Supervisory Board with respect to the allocation of the earnings for the fiscal year.

The members of the Management Board need not be shareholders; however, they must be individuals.

The Supervisory Board must appoint one of the members of the Management Board as Chairman.

Executive Officers

All Executive Officers of the Company are members of the Company’s Executive Committee. The Executive Committee is the body responsible for executing the Group’s strategy. Its composition reflects the structure of the Group because the Executive Committee is composed of members of the Management Board, the heads of the operating business units discussed below, and the principal heads of the Group’s central support functions.

The 17 members of the Executive Committee meet once each quarter in the context of quaterly business reviews (“QBRs”). These QBRs were implemented in 2000 and are intended to:

  examine the performance of the operating business units in a transparent and coherent context: tracking operating activities and the status of various projects in accordance with key performance indicators defined with members of the Management Board, measure the progress of the Group’s transnational projects, and exchange important strategic orientations of the Group.

The table below sets forth the names of the Company’s executive officers, their current principal position within the AXA Group and the year of their initial designation as executive officers.

Name	Current positions	Executive
		officer since

Henri de Castries	Chairman of the Management Board	1991

Bruce Calvert	Chairman and Chief Executive Officer of Alliance Capital	2001

Alfred Bouckaert	Chief Executive Officer of AXA Belgium	1999

Claude Brunet	Executive Officer responsible for transnational operations and projects	2001

Donald Brydon	Chief Executive Officer of AXA Investment Managers	1997

Françoise Colloc’h	Member of the Management Board
	In charge of Human Resources, the AXA Trademark and Communication	1991

Christopher	Member of the Management Board
Condron	Chief Executive Officer of AXA Financial (United States)	2001

Claus Michael Dill	Chairman of the Management Board of AXA Konzern AG (Germany)	1999

Denis Duverne	Group Executive Vice President Finance, Control and Strategy	2000

Philippe Donnet	Chief Executive Officer of AXA Corporate Solutions
	and responsible for the Mediterranean Region	2001

Gérard	Member of the Management Board
de La Martinière	In charge of Finance, Control and Strategy	1991

Dennis Holt	Executive Officer of AXA UK	2001

François Pierson	Member of the Management Board
	Chairman of AXA France Assurance	2001

Les Owen	Managing Director of AXA Asia Pacific Holdings (Australia)	1999

Michel Pinault	Executive Officer responsible for Asia-Pacific Business Unit	1997

Michael W. Short	Chairman and Chief Executive Officer
	of AXA Life Insurance Company (Japan)	2001

Stanley Tulin	Vice Chairman and Chief Financial Officer of AXA Financial (United States)	2000

AXA is organized in nine operating business units with the head of each unit reporting directly to the Management Board and its Chairman. These units are as follows:

Name	Responsibility

Alfred Bouckaert	Benelux

Donald Brydon	AXA Investment Managers

Claus Michael Dill	Germany and Eastern Europe

Christopher Condron	United States

Michel Pinault	Asia-Pacific

François Pierson	France and Assistance, sub-Saharan Africa

Dennis Holt	United-Kingdom and Ireland

Philippe Donnet	Mediterranean Region and Canada

Philippe Donnet	AXA Corporate Solutions and AXA Corporate Solutions Assurance

Directors Service Contracts

In connection with AXA’s acquisition of the minority interest in AXA Financial, AXA Financial entered into continuity agreements with certain executives of AXA Financial, including Edward Miller, who was then Chief Executive Officer of AXA Financial and who is currently a member of AXA’s Supervisory Board. The continuity agreements were approved by a special committee of AXA Financial’s Board of Directors, formed in connection with that transaction, in order to promote the stability of AXA Financial’s management and its focus on the ongoing business of AXA Financial. In addition to severance benefits, the continuity agreement provides Mr. Miller with medical, dental, vision and life insurance coverage for a period ending three years after his date of termination of employment with AXA Financial (June 15, 2001). Mr. Miller’s continuity agreement is filed as Exhibit 10.6 to AXA’s Form F-4 Registration Statement (no. 533-50438) dated November 21, 2000. In addition, Mr. Christopher Condron who became a Chief Executive Officer of AXA Financial and a member of AXA’s Management Board on July 4, 2001 entered into an employment agreement with AXA Financial that provides certain benefits including a severance benefit in the event that his employment with AXA Financial is terminated under certain circumstances. A copy of Mr. Condron’s employment agreement is filed as Exhibit 10.16 to AXA Financial’s Form 10-Q the quarter ended June 30, 2001.

Employees

The table below sets forth the number of salaried employees of the AXA Group over the past three years broken down by line of business and geographic region:

Salaried Employees	At 31 December 1999	At 31 December 2000	At 1 January 2001[1]	At 31 December 2001

Insurance	74,484	81,062	81,671	80,390
France[2]	19,497	18,541	18,787	18,540
United Kingdom	12,871	12,136	12,136	12,170
Germany	9,694	8,989	8,910	8,710
Belgium	4,417	4,315	4,315	4,177
United States	5,444	6,173	6,173	5,461
Asia/Pacific	5,222	13,777	13,893	13,666
Of which
Japan[3]	798	8,952	8,952	9,201
Australia/New Zealand	3,564	3,540	3,656	3,051
Other countries	12,631	12,098	12,098	12,190
Of which
Netherlands	1,968	1,791	1,791	1,770
Spain	2,213	2,425	2,425	2,480
Italy	1,304	1,345	1,345	1,306
Portugal	1,304	1,269	1,269	1,327
Canada	2,110	2,012	2,012	1,939
International Insurance	4,709	5,033	5,359	5,476
Of which
AXA Corporate Solutions	2,492	2,554	2,655	2,515
Assistance	2,217	2,469	2,694	2,961

Asset Management	4,127	6,237	6,327	6,679
Alliance Capital	2,396	4,438	4,457	4,505
AXA Investment Managers	1,207	1.521	1,749	2,075
National Mutual Fund Managers	524	278	121	99

Other Financial Services	12,652	2,138	2,272	2,140
Donaldson, Lufkin & Jenrette	10,206	–	–	–
France[4]	566	257	279	264
Germany	217	223	335	358
Belgium	1,663	1,658	1,658	1,518

Services Group	744	920	920	598

AXA Technology, AXA Consulting
and e-services	Na	Na	Na	344

TOTAL	92,007	90,357	91,190	90,151

Personnel of non-consolidated companies or companies accounted for using the equity method are not included in the above table. Personnel of companies proportionally consolidated are included, pro-rata, in accordance with the percentage of consolidation.

(1)	The personnel at January 1, 2001 are included on a constant structural basis in relation to personnel at December 31, 2001 (transfer of AXA France and AXA Corporate Solutions, consolidation of AXA Real Estate Investment Managers and PPP Assistance).
(2)	A portion of the personnel of AXA’s French affiliates are included in GIEs. In addition, the personnel included in insurance and financial services activities in France are included in the “cadre de convention”.
(3)	Including salaried sales force for 5,947 “Equivalent Full Time” in 2001 and 5,925 in 2000.
(4)	The personnel at December 31, 1999 mistakenly included 346 persons already included in the central functions of AXA.

In addition to the employees noted in the table above, AXA has numerous sales agents. Taken together, AXA has approximately 140,000 employees and agents throughout the world.

Compensation

The general principles of AXA’s executive compensation policy have been presented to the Compensation Committee of the AXA Supervisory Board. This policy applies to all executive officers of the Company and is adapted to local regulations and practices under the supervision of the Boards of Directors and compensation committees of the Company’s subsidiaries. The effective application of these principles is regularly reviewed by the Compensation Committee of the Supervisory Board.

Executive compensation consists of both a fixed and a variable component. The fixed component is targeted to be within the top quartile of the market. The variable component is linked to AXA’s global performance, local company performance, and the realisation of the executive’s individual objectives, weighted to reflect the different levels of responsibility.

The variable portion is designed to represent the principal component of the executive’s annual global compensation such that, in the case of successful attainment of the objectives, the compensation levels of AXA executives will be in the upper range of the going market rate.

The following table sets forth:

  On one hand, gross compensation paid for services rendered in 2001 (column e), including fixed compensation paid in 2001 (column a); variable compensation paid in 2002 for services rendered in 2001 (excluding expatriation allowances payable in 2002)(column b); director’s fees paid in 2001 (column c); and benefits in kind for the year 2001 (column d); and
  On the other hand, gross compensation paid during 2001 (column g), including gross compensation paid in 2001 (column a); variable compensation paid in 2001 for services rendered in 2000 (including expatriation allowances paid in 2001) (column f); director’s fees paid in 2001 (column c); and benefits in kind for services rendered in 2001 (column d).

The presentation in the table below also permits a comparison of the variable compensation amounts paid for services rendered in 2001 versus amounts paid for services rendered in 2000.

	Fixed	Variable	Directors	Other	Total	Variable	Total
	compensation	compensation	fees	(non-cash)	compensation	compensation	compensation
	2001(€)	for 2001 (€)	paid	compensation	paid with respect	2000 paid	paid during
	paid in 2001	paid in 2002	in 2001(€)	2001 (€)	to 2001 (€)	in 2001 (€)	2001 (€)
	(a)	(b)	(c)	(d)	(e) = (a)+(b)+(c)+(d)	(f)	(g) = (a)+(f)+(c)+(d)

Management Board Members

H. de Castries (Chairman)	500 000	635 817	135 226	2 934	1 273 977	1 381 373	2 019 533

F. Colloc’h	356 000	585 520	0	2 934	944 454	794 622	1 153 556

C. Condron (United States)[1]	695 972	4 480 000	0	22 317	5 198 289	2 688 000	3 406 289

G. de La Martinière	305 000	434 239	79 816	2 934	821 989	579 259	967 009

F. Pierson[2]	176 125	368 930	44 385	2 934	592 374	272 943	496 387

Other Executive Officers

A. Bouckaert (Belgium)	322 594	253 300	79 617	2 210	657 721	235 499	639 920

C. Brunet[3]	205 808	214 380	0	2 201	422 388	25 620	233 628

D. Brydon (United Kingdom)	402 500	1 127 000	64 400	11 769	1 605 669	1 449 000	1 927 669

B. Calvert (United States)(4)	308 000	8 960 000	0	0	9 268 000	12 992 000	13 300 000

C.M. Dill (Germany)	460 161	– 5	59 230	19 788	– 5	780 473	1 319 652

P. Donnet(6)	206 583	218 907	9 666	3 535	438 691	200 704	420 488

D. Duverne	275 527	220 144	88 373	2 934	586 978	420 277	787 111

D. Holt (United Kingdom)(7)	201 250	483 000	0	5 147	689 397	0	206 397

L. Owen (Australia)	526 313	789 469	0	23 717	1 339 499	626 021	1 176 051

M. Pinault	196 017	220 025	1 650	2 934	420 626	477 985	678 586

M. Short (Japan)(8)	895 389	1 751 028	0	185 453	2 831 870	1 483 399	2 564 241

S. Tulin (United States)	572 324	3 360 000	0	8 528	3 940 852	13 453 979[9]	14 034 831

(1)	C. Condron joined the AXA Group July 4, 2001, and has been a member of the Management Board and Executive Committee since that date. His fixed salary equals€ 1,120,000 per year, prorated over 6 months for 2001. His variable compensation for 2001 was a guaranteed amount of €4,480,000. Mr. Condron also received a € 2,688,000 bonus when he joined AXA.
(2)	F. Pierson has been a member of the Management Board and Executive Committee since November 28, 2001.
(3)	C. Brunet joined the AXA Group April 2, 2001 and has been a member of the Executive Committee since that date. His fixed salary equals €274,410 per year prorated over 9 months for 2001.
(4)	B. Calvert has been a member of the Executive Committee since July 4, 2001.
(5)	The variable compensation for 2001 will be determined in the second quarter of 2002.
(6)	P. Donnet has been a member of the Executive Committee since November 28, 2001.
(7)	D. Holt joined the AXA Group September 4, 2001, and has been a member of the Executive Committee since that date. His fixed salary equals €603,750 per year, prorated over 4 months for 2001. His variable salary for 2001 was a guaranteed amount of €442,750.
(8)	M. Short has been a member of the Executive Committee since July 4, 2001.
(9)	This amount includes an exceptional amount of €8,960,000 paid in connection with AXA’s acquisition of the minority interest in AXA Financial and €335,979 paid in connection with cancellation of certain AXA Financial stock options.

Due to the different tax systems in various countries where the Company’s executive officers are located, the comparison of compensation is difficult. For example, following is a list of the marginal tax rates in the noted countries: Germany: 51.2% (excluding Church tax of 8-10% depending on the state); Australia: 48.50%; Belgium: 57.20%; United States (New York and Philadelphia): 45.01% and 43.12; France: 62.75 (of which 10% is social taxes); United Kingdom: 40%.

The aggregate compensation paid or accrued in 2001 by the Company or its subsidiaries for Executive Officers of the Company including the members of the Management Board (17 persons in total) was €45,331,348.

The aggregate compensation of the members of the Supervisory Board of the Company as directors’ fees paid in 2001 by the Company (14 persons in total) was €401,289.

Share Ownership Information

The following table presents the ordinary shares of AXA, AXA ADRs and ordinary shares of Finaxa owned by the members of AXA’s Management Board.

Shares owned by the Management Board Members at December 31, 2001[1]
	AXA	AXA ADR	FINAXA

H. de Castries	74,500	–	74,263
F. Colloc’h	14,456	–	6,816
Ch. Condron	–	297,208	–
G. de La Martinière	824	–	50,000
F. Pierson	–	–	–

(1)	Excludes interests in AXA Actionnariat, an employee investment plan investing in AXA ordinary shares in which certain members of the Management Board participate, and shares subject to options, which are set forth in the table below.

The following table presents the ordinary shares of AXA and AXA ADRs owned by the members of AXA’s Supervisory Board at December 31, 2001:

AXA Shares owned by Supervisory Board Members at December 31, 2001

Claude Bébéar	719,886
Jean-René Fourtou	6,876
Thierry Breton	1,500
Jacques Calvet	720
David Dautresme	26,800
Michel François-Poncet	3,468
Alfred von Oppenheim	560
Anthony Hamilton	4,436
Henri Hottinguer	13,128
Edward D. Miller	29,952
Henri Lachmann	7,060	AXA ADRs
Gérard Mestrallet	1,225
Michel Pébereau	1,488
Bruno Roger	11,236

(1) Excludes interests in AXA Actionnariat and options on AXA Ordinary shares or AXA ADRs held by certain Supervisory Board Members.

No member of the Company’s Supervisory Board, Management Board or executive officer of the Company beneficially owned one percent or more of the Company’s total outstanding ordinary shares at March 31, 2002.

Share Options

For many years, AXA has promoted a stock option program for its management and employees aimed at providing them with a competitive compensation package and also as a means of linking them more closely with the Group and aligning their interests with those of the Group and its performance. As of the date of this annual report, there are approximately 2096 AXA Group employees who have been granted stock options.

At December 31, 2001, options to purchase a total of 40,402,000 ordinary shares of the Company had been granted by the Company and were outstanding, representing 2.3% of the Company’s total outstanding share capital at that date. In addition, at December 31, 2001, 968,000 options to purchase shares of MOFIPAR (an affiliate of the Company the assets of which consist principally of shares in AXA Asia Pacific Holdings, Ltd.) were outstanding.

The table below sets forth information on stock options held by the Company’s executive officers including members of the Management Board at December 31, 2001. For additional information on share options including options granted by AXA Financial on AXA ADRs, please see note 30 to the consolidated financial statements included in Item 18 of this annual report.

Options held by Executive Officers1

Beneficiaries	AXA	AXA ADS[2]	MOFIPAR	FINAXA

MANAGEMENT BOARD MEMBERS

H. DE CASTRIES (Chairman)	2,295,640	284,796	50,000	110,000

F. COLLOC’H	1,629,352	18,254	50,000	90,000

Ch. CONDRON (United States)	0	1,122,802	0	0

G. DE LA MARTINIERE	1,500,696	0	50,000	75,000

F. PIERSON	513,696	0	0	0

OTHER EXECUTIVE OFFICERS

A. BOUCKAERT (Belgium)	280,868	0	0	0

C. BRUNET	100,000	0	0	0

D. BRYDON (United Kingdom)[3]	250,144	0	0	0

B. CALVERT (United States)	20,288	0	0	0

C.M. DILL (Germany)	260,868	0	0	0

Ph. DONNET	299,244	0	20,000	0

D. DUVERNE	750,436	158,220	30,000	0

D. HOLT (United Kingdom)	100,000	0	0	0

L. OWEN (Australia)	267,180	0	0	0

M. PINAULT	403,764	0	0	0

M. SHORT (Japan)	92,464	0	0	0

S. TULIN (United States)	131,304	1,399,551	0	0

(1)	Options granted and not yet exercised as of December 31, 2001.
(2)	As part of AXA’s acquisition of the minority interest in AXA Financial, Inc., outstanding options on AXA Financial common shares were converted into options on AXA ADRs on January 2, 2001.
(3)	Also beneficiary of 36,381 option on ordinary shares of AXA Investment Managers, a non-listed company.

Table of options granted and exercised
during 2001 by Management Board Members

Beneficiaries	OPTIONS AXA					OPTIONS AXA ADR

	OPTIONS			OPTIONS		OPTIONS			OPTIONS
	GRANTED			EXERCISED		GRANTED			EXERCISED

	Number	Expiration	Price	Number	Price	Number	Expiration	Price	Number	Price
		date	(€)				date

MANAGEMENT
BOARD MEMBERS

H. DE CASTRIES
(Chairman)	900,000	08/05/2011	32.32	–	–	–	–	–	–	–

F. COLLOC’H	450,000	08/05/2011	32.32	–	–	–	–	–	–	–

Ch. CONDRON
(United States)	–	–	–	–	–	1,122,802	17/05/2012	$ 30.96	–	–

G. DE LA MARTINIERE	350,000	08/05/2011	32.32	–	–	–	–	–	–	–

F. PIERSON[1]	80,000	08/05/2011	32.32	–	–	–	–	–	–	–

(1) During 2001, F. Pierson exercised 30.000 Mofipar options at a price of €7.09 per share.

Item 7: Major Shareholders and Related Party Transactions

Major Shareholders

The table below sets forth at March 19, 2002 all persons known by the Company to own, directly or indirectly, more than 5% of the Company’s outstanding ordinary shares.

Identity of person or Group	Shares	Percent of Class	Percent of Voting Power

Mutuelles AXA as a Group
(directly and indirectly through FINAXA)	358,275,612	20.6%	33.2%
FINAXA (directly and indirectly)	309,372,496	17.8%	28.8%

The following diagram sets forth the ownership structure of the Company at March 19, 2002 (numbers in parenthesis represent the percentage of total voting power held while numbers not in parenthesis represent the percentage of total outstanding shares held):

FINAXA is a holding company which is listed on the ParisBourse. The ordinary shares of FINAXA not owned by the Mutuelles AXA or BNP Paribas are publicly traded.

Over the past three years, the direct and indirect percentage ownership of the Mutuelles the Company in AXA has decreased from 23.9% at December 31, 1998 to 20.6% at December 31, 2001. Over the same period, the direct and indirect percentage ownership of FINAXA in the Company has decreased from 20.8% at December 31, 1998 to 17.8% at December 31, 2001. The following table shows repartition of the Company’s ordinary share capital over the past three years:

Ownership of AXA Ordinary Shares	31/12/1999	31/12/2000	31/12/2001

• Mutuelles AXA (as a group, shares held directly and indirectly)	23.5%	21.0%	20.6%

– Held directly	3.0%	2.8%	2.8%

– Held indirectly through FINAXA and ANF	20.5%	18.4%	17.8%

• Treasury shares	1.1%	1.1%	1.7%

• Publicly-held	75.4%	77.8%	77.7%

TOTAL	100.0%	100.0%	100.0%

The ordinary shares of the Company held by Mutuelles AXA and FINAXA are entitled to double voting rights under the Company’s statuts because those shares have been held in registered form for the requisite period. For more information on double voting rights, see “Item 10 – Additional Information – Certain rights of AXA Shareholders – Voting Rights” included elsewhere in this annual report.

As of March 26, 2002, to the best of our knowledge based on the information available to us, the Company had approximately:

  9,836 total registered holders of its ordinary shares (i.e. holding in nominative form); and
  61,423,317 ADSs outstanding, representing approximately 3.5% of the outstanding ordinary shares, held by 22,931 registered holders.

Substantially all of the AXA ADSs were held by U.S. residents. As of the date of this annual report to the best of the Company’s knowledge based on the information available to it, approximately 11% of the Company’s total outstanding ordinary shares were held by US residents.

Relationship with the Mutuelles AXA

The Mutuelles AXA are four mutual insurance companies engaged in the life & savings insurance business and property & casualty insurance business in France: AXA Assurances IARD Mutuelle, AXA Assurances Vie Mutuelle, AXA Courtage Assurance Mutuelle, and AXA Conseil Vie Assurance Mutuelle. The Mutuelles AXA do not have shares outstanding and the business of each Mutuelle is supervised by a board of directors elected by delegates representing policyholders. As of March 19, 2002, the Mutuelles AXA, acting as a group, owned, directly and indirectly through intermediate holding companies (including FINAXA), approximately 20.6% of the Company’s outstanding ordinary shares representing approximately 33.2% of the total voting power.

The Mutuelles AXA are parties to agreements pursuant to which they have stated their intention to collectively exercise majority control over FINAXA. These agreements affirm the intention of the Mutuelles AXA to utilize the synergies between the Mutuelles AXA and the Company’s insurance subsidiaries so as to enhance their competitiveness while maintaining their separate identities. As part of these agreements, the Mutuelles AXA have also established a strategy committee (comité de coordination stratégique) composed of nine members appointed by the boards of directors of the Mutuelles AXA. The strategy committee elects a chairman from among its members who, at present, is Claude Bébéar, who is also Chairman of the Company’s Supervisory Board. The strategy committee is generally consulted on all significant matters relating to FINAXA. Under these agreements, each of the Mutuelles AXA has also granted a right of first refusal to the other Mutuelles AXA in the event of any sale or other disposition of shares of FINAXA (or subscription or other rights or options relating thereto) and agreed not to purchase additional shares of FINAXA without the prior consent of the strategy committee.

The Mutuelles AXA are engaged directly in the life & savings business and the property & casualty businesses in France. These insurance businesses, which are the Mutuelles AXA’s only significant operating business activities, generated gross premiums of €1,386 million in 2001.

The insurance businesses of the Mutuelles AXA and the insurance businesses of the Company’s French insurance subsidiaries use similar distribution channels and are managed as single businesses, subject to legal and management arrangements established to maintain the legal distinctions between their respective businesses. While the Company and each of the Mutuelles AXA has its own board of directors (or similar corporate governance structure), they have in common certain members of management and certain members of the Company’s management and/or Supervisory Board also hold directorships and/or management positions in the Mutuelles AXA. The Mutuelles AXA, which have no employees, also use employees of the Company’s French insurance subsidiaries pursuant to management agreements between the Mutuelles and those subsidiaries. There are no agreements between the Mutuelles AXA and the Company’s insurance subsidiaries that restrict in any way their ability to compete with one another.

Most of the costs and expenses of operating the life & savings business and the property & casualty business in the Company’s French insurance subsidiaries (other than commissions) are shared by these subsidiaries and the Mutuelles AXA and allocated among them through Groupements d’Intérêt Economique or GIEs. GIEs are partnerships that perform various common services for their members and allocate associated costs and expenses. These costs and expenses currently are allocated on the basis of actual use of the specific service, to the extent practicable. The manner of managing these insurance businesses or allocating these costs and expenses may change in the future.

AXA Courtage IARD, a property & casualty insurance subsidiary of the Company, and AXA Courtage Assurance Mutuelle, one of the Mutuelle’s AXA engaged in the property & casualty business, allocate between them the underwriting results of the property & casualty insurance business generated in France by insurance brokers. This allocation is achieved through a co-insurance agreement implemented through a GIE.

To the best of management’s knowledge based on information currently available to it, there are no existing arrangements that may at a future date result in a change of control of the Company.

Related Party Transactions

For information concerning related party transactions, see note 28 “Related Party Transactions” to the consolidated financial statements included as Item 18 in this annual report.

For information concerning certain relationships and related party transactions involving Alliance Capital, please see Item 13 of Alliance Capital’s Form 10K for the year ended December 31, 2001 on file with the SEC (SEC file no. 000-29961).

Item 8: Financial Information

Legal Proceedings

Please see note 27 “Litigation” to the consolidated financial statements for the year ended December 31, 2001 included as Item 18 in this annual report.

Dividend Policy

The Company has paid dividends on its ordinary shares in each for at least the past five years. The Company pays dividends in Euro. Future dividends will depend on AXA’s earnings, financial condition and other factors. Proposals for dividend payments are made by the Management Board, subject to prior approval by the Supervisory Board, and are submitted for final approval to AXA’s shareholders at the annual general meeting of shareholders.

For further information on the dividends declared and paid in the most recent five years and on the Company’s dividend policy, see “Item 3–Key Information-Dividends” and “Item 10–Additional Information-Dividends”.

Item 9: The offer and listing

Markets and Market prices for AXA Securities

STOCK SPLIT

At the annual general meeting of shareholders of the Company held on May 9, 2001, the Company’s shareholders approved a 4-for-1 stock split of the Company’s outstanding ordinary shares. Immediately following this stock split, which became effective on May 16, 2001, the parity between the Company’s ordinary share and the ADS was changed from one ADS representing one-half of an ordinary share to one ADS representing one ordinary share.

The information contained in this Item 9 is on a post-split basis and reflects the corresponding ratio change between the Company’s ordinary share and ADS. Amounts for years prior to the effective date of the split have been adjusted accordingly.

MARKET FOR AXA ORDINARY SHARES

The principal trading market for the the Company’s ordinary shares is the premier marché of the ParisBourse. The ParisBourse was created as a result of the merger of the Paris, Brussels and Amsterdam Stock Exchanges on October 27, 2000 and is a self regulatory organization responsible for supervision of trading in listed securities in France. The Company’s ordinary shares are also quoted on the Stock Exchange Automatic Quotations International System (SEAQ International).

The AXA ADSs and ADRs are listed on the NYSE.

The table below sets forth, for the periods indicated, the reported high and low closing prices in Euro for the Company’s ordinary shares on the ParisBourse:

Price Per AXA Ordinary Share
Calendar Period	High (€)	Low (€)

1996[1,2]	12.73	9.98

1997[1,2]	18.02	12.35

1998[1,2]	32.66	15.98

1999[1]

First quarter	34.12	27.52

Second quarter	33.45	27.12

Third quarter	31.70	25.02

Fourth quarter	36.75	28.70

Annual	36.75	25.02

2000[1]

First quarter	36.95	30.37

Second quarter	42.52	34.45

Third quarter	43.87	37.00

Fourth quarter	41.22	35.62

Annual	43.87	30.37

2001

First quarter[1]	38.95	27.82

Second quarter[1]	35.69	29.65

Third quarter	35.00	17.35

Fourth quarter	28.30	20.63

Annual	38.95	17.35

2001 and 2002

November 2001	28.30	23.98

December 2002	25.75	22.20

January 2002	25.10	21.46

February 2002	22.00	19.60

March 2002	26.02	21.95

April 2002	25.60	23.08

(1)	The high and low closing prices adjusted to reflect the 4-for-1 split of AXA’s outstanding ordinary shares effective May 16, 2001.
(2)	The Euro was not in existence during these periods and, consequently market prices were not quoted in Euro. The Euro amounts shown have been calculated by converting the historic French franc amounts to Euro at the legal rate of conversion of FF 6.55957 per 1.00, established in connection with the launch of the Euro on January 1, 1999.

Official trading of listed securities on the ParisBourse, including the Company’s ordinary shares, is transacted through French stockbrokers (sociétés de bourse) and other authorized financial intermediaries, and takes place continuously on each business day from 9:00 a.m. to 5:30 p.m. with a pre-opening session from 7:45 a.m. to 9:00 a.m. during which transactions are recorded but not executed, and a post-closing session from 5:30 p.m. to 5:35 p.m. The ParisBourse has introduced continuous trading by computer during exchange hours for most listed securities, including the AXA ordinary shares. Listed securities may generally be traded at any time outside the ParisBourse. Any trade effected after the close of a stock exchange session will be recorded on the next ParisBourse trading day at the closing price for the relevant security at the end of the previous trading day’s session. The ParisBourse publishes a daily Official Price List which includes price information on each listed security.

Securities listed on the ParisBourse are traded on one of three markets. The securities of most large public companies, including AXA, are traded on the premier marché. Securities of small and medium sized companies are traded on the second marché. Securities of certain other companies maybe traded on the nouveau marché. Shares listed on the ParisBourse are placed in one of several categories depending on the volume of trading transactions. With effect as of September 25, 2000, the Company’s ordinary shares are listed in the category known as continu A, which includes the most actively traded shares (i.e., a minimum daily trading volume of 250,000 shares or twenty trades).

Trading and clearance and settlement procedures are the same for all markets on the ParisBourse, with cash settlement the general rule. However, a Deferred Settlement Service (Service de Règlement Différé) is offered by intermediaries for selective securities meeting capitalization and liquidity criteria, regardless of the market on which they are listed. To be eligible for clearance and settlement through the Deferred Settlement Service, a share must either be included in the SBF 120 index, a benchmark index which comprises the stocks in the CAC 40 index and an additional 80 of the most actively traded stocks listed on the ParisBourse, or show market capitalization of at least €1 billion and daily trading averaging at least €1 million on the ParisBourse. A fee is charged for this service. As for all other fees, intermediaries set the applicable rate freely without the intervention of market authorities. Intermediaries are entitled to refuse deferred settlement instructions, whether to buy or to sell. The Company’s ordinary shares are eligible for clearance through the Deferred Settlement Service.

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

In accordance with French securities regulation, any sale of securities executed with a deferred settlement instruction during the month of, and prior to, a dividend payment date is deemed to occur after payment of the dividend, and the purchaser’s account will be credited with an amount equal to the dividend paid to the seller and the seller’s account will be debited in the same amount.

Trading in the listed securities of an issuer may be suspended by ParisBourse if quoted prices exceed certain price limits defined by regulations of the Conseil des Marchés Financiers, the self-regulatory organization that has general regulatory authority over the French stock exchanges and whose members include representatives of French stockbrokers. In particular, if the quoted price of a continu A security varies by more than 10% from the previous day’s closing price, trading may be suspended for up to 15 minutes. Further suspensions for up to 15 minutes are also possible if the price again varies by more than 5%. ParisBourse may also suspend trading of a listed security in certain other limited circumstances, including, for example, the occurrence of unusual trading activity in the security.

TRADING ON THE NEW YORK STOCK EXCHANGE

The Bank of New York serves as depositary with respect to the Company’s ADSs traded on the NYSE. Following the change in parity between the AXA ordinary share and the ADS effective May 16, 2001, each ADS represents the right to receive one ordinary share.

The table below sets forth, for the periods indicated, the reported high and low closing prices in U.S. dollars for the Company’s ADSs on the NYSE:

Price Per AXA ADS
Calendar Period	High ($)	Low ($)

19961-2	15.93	12.87

1997[2]	18.25	14.62

1998[2]	36.25	18.09

1999[2]

First quarter	40.12	29.78

Second quarter	36.62	28.50

Third quarter	32.62	26.87

Fourth quarter	36.81	30.62

Annual	40.12	26.87

2000

First quarter[2]	35.84	29.84

Second quarter[2]	40.31	33.00

Third quarter	39.81	32.94

Fourth quarter	35.94	29.84

Annual	40.31	29.84

2001

First quarter	37.37	26.62

Second quarter	31.29	26.50

Third quarter	30.65	15.95

Fourth quarter	24.76	19.06

Annual

2001 and 2002

November 2001	24.76	21.08

December 2001	22.88	19.95

January 2002	22.43	18.63

February 2002	19.20	17.06

March 2002	22.92	19.02

April 2002	22.65	20.74

(1)	Reflects high and low closing price from June 25, 1996, the first trading day on the NYSE to December 31, 1996. Prior to June 26, 1996, there was no market for the AXA ADSs in the United States.
(2)	High and low closing prices adjusted to reflect the 4-for-1 split of AXA’s outstanding ordinary shares and the change in parity between the AXA ordinary share and the ADS effective May 16, 2001.

We cannot assure you of the market price of the Company’s ordinary shares or ADSs. We urge you to obtain current market quotations for these securities.

Item 10: Additional Information

Memorandum and articles of association

The Company is a holding company organized under the laws of The Republic of France as a Société Anonyme (a form of limited liability company), with a Supervisory Board and a Management Board. AXA’s principal office is located at 25, avenue Matignon, 75008 Paris, France and AXA is registered under the number: 572 093 920 in the Paris Trade and Company Register. References to “AXA” in this Item 10 are references to the Company, unless otherwise indicated.

OBJECTS AND PURPOSES

AXA’s objects and purposes, pursuant to article 3 of its memorandum and articles of association (“statuts”), are generally to:

  acquire, manage and/or dispose of equity interests in French or foreign companies or businesses, and, in particular, equity interests in companies engaged in the insurance business, acquire, manage and/or dispose of listed or unlisted shares or other securities, real and/or personal property, as well as rights and listed or unlisted securities related to such assets, and to perform any and all industrial, commercial, financial, real or personal property transactions directly or indirectly related to any of the foregoing.

CERTAIN DUTIES AND POWERS OF DIRECTORS

Under French law, agreements between the Company and a member of the Management or Supervisory Board must be communicated to the Chairman of the Supervisory Board, and a list of all such agreements, together with a description of the purpose thereof, must be transmitted to the other members of the Supervisory Board and the Company’s statutory auditors and must be put each year at the disposal of the Company’s shareholders no less than 15 days before the annual shareholders’ meeting. The same applies to any agreement (i) in which a member of the Management or Supervisory Board has an indirect personal interest, (ii) entered into between the Company and entities that are wholly owned by, or in unlimited partnership with, any members of the Supervisory or Management Board, or in which the members of the Management or Supervisory Board are directors or officers or sit on their Management or Supervisory Board, and (iii) entered into between the Company and any of its shareholders holding more than 5% of the voting rights at general shareholders’ meetings of the Company or any company controlling such shareholder. In addition, any agreement as described above is subject to the prior approval of the Supervisory Board if it is not entered into on an arm’s length basis and in the ordinary course of business as defined by French company law. Any such agreement may be declared void if it is not submitted to the Supervisory Board for approval and is proven to be detrimental to the Company. Additionally, the Company’s statutory auditors must be made aware of any such agreement within one month of its execution and must submit a report to shareholders, who then must approve the agreement at their next meeting. If the agreement is not approved by the shareholders, it will remain enforceable by third parties against the Company, but the Company may hold the interested member of the Management or Supervisory Board liable for any damages it suffers as a result of such agreement.

Upon the proposal of the Compensation Committee (see paragraph below), the Supervisory Board fixes the amount and terms of compensation for each of the members of the Management Board. Members of the Supervisory Board receive a fixed annual fee, the amount of which is determined by the shareholders at their annual meeting and is apportioned by the Supervisory Board among its members, such determination and apportionment is made upon the proposal of the Compensation Committee (see paragraph below).

The Supervisory Board also may compensate its members for the performance of special tasks or assignments in accordance with the provisions of French company law. Decisions of the Supervisory Board in that respect may be passed only if at least half of its members are present.

Also, article 12.4 of AXA’s statuts provides that the Supervisory Board may set up one or more special committees which shall carry out their mandate as determined by, and under the supervision of, the

Supervisory Board. Each of these special committees shall be composed of such Supervisory Board members as the Supervisory Board may elect from time to time. Currently, four special committees have been established by the Supervisory Board: the Audit Committee, the Finance Committee, the Compensation Committee and the Selection Committee. For further information on these four special committees, see “Item 6-Supervisory Board Committees”.

Pursuant to article 12.3 of AXA’s statuts, the Management Board must obtain the prior authorization of the Supervisory Board to issue guarantees that exceed in the aggregate a specified yearly global amount (currently one billion Euros per year) and, within this limit, (i) to issue any guarantee in connection with any lines of credit whenever such guarantee exceeds a specified amount (currently 160 million Euros per transaction), (ii) to issue any guarantee on behalf of any subsidiary of AXA for the purpose of securing the performance of its commercial obligations whenever such guarantee exceeds a specified amount (currently 200 million Euros per transaction), (iii) to issue any guarantee in connection with any reinsurance business whenever such guarantee exceeds a specified amount (currently 30 million Euros per transaction), and (iv) to issue any guarantee in connection with any other matter than those described in item (i) through (iii) above whenever such guarantee exceeds a specified amount (currently 80 million Euros per transaction).

Furthermore, the Management Board must obtain the prior authorization of the Supervisory Board to issue any guarantee whenever the total aggregate amount of all outstanding guarantees issued by AXA from time to time exceeds a specified global amount (currently two billion Euros). Authorizations thus granted to the Management Board must be reexamined each year when the annual financial statements of the Company are reviewed. In addition the Management Board must also obtain the authorization of the Supervisory Board prior to engaging in certain types of transactions including, without limitation, (i) the sale of real estate or all or part of the shares, securities or other interest in any entity whenever any such sale exceeds 500 million Euros per transaction, (ii) the acquisition of assets whenever any such acquisition exceeds 500 million Euros per transaction, (iii) the entry by AXA into any strategic partnership agreements, (iv) financing transactions that are likely to substantially alter the financial structure of AXA, or (iv) the issuance of instruments giving direct or indirect access to the equity capital of AXA. The approvals or prior authorizations granted to the Management Board under article 12-3 of AXA’s statuts must be listed in the minutes of the meetings of the Supervisory Board and of the Management Board.

Any member of the Management Board who during a fiscal year reaches the age of sixty-five while in office is automatically deemed to have resigned at the end of that fiscal year. However, when a member of the Management Board reaches that age, the Supervisory Board may choose to extend his term one or more times, provided that the total extended period does not exceed three years. Members of the Supervisory Board may not stay in office past the age of seventy. However, this rule may be waived by the Supervisory Board for up to one-third of the members of the Supervisory Board (individuals or representatives of legal entities). Members of the Supervisory Board who have exceeded the age limit can only be appointed by shareholders for one term for a maximum two-year period.

For additional information concerning the respective powers of the Management and Supervisory Boards, please see Item 6 of this annual report.

Description of AXA’s capital stock

AXA ordinary shares

As of March 26, 2002, there were 1,734,510,252 ordinary shares outstanding, each with nominal value of Euro 2.29. All these ordinary shares were fully paid and non assessable.

CHANGES IN SHARE CAPITAL

Pursuant to the statuts of AXA and French law, the share capital of AXA may be increased only with the approval of two thirds of the shareholders at an extraordinary general meeting following a recommendation of the Management Board and after a prior authorization of the Supervisory Board. Increases in AXA’s share capital may be effected by the issuance of additional ordinary shares which may be effected:

  for cash,
  in satisfaction of indebtedness incurred by AXA,
  for assets contributed to AXA in kind,
  by capitalization of existing reserves, profits or share premium, upon conversion, exchange or redemption of equity-linked securities issued by AXA, upon the exercise of share warrants or other similar securities consisting of rights to subscribe for ordinary shares or of stock options, or
  in place of a cash dividend.

The increase in share capital effected by capitalization of reserves, profits or share premium, requires a simple majority of the votes cast at an extraordinary meeting of shareholders. In the case of an increase in share capital in connection with the payment of a stock dividend (instead of a cash dividend) the voting and quorum procedures of an ordinary meeting of shareholders will apply.

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

The share capital of AXA may be decreased only with the approval of the shareholders at an extraordinary general meeting. The share capital may be reduced by reducing the number of outstanding ordinary shares. The conditions under which the capital may be decreased will vary depending upon whether or not the reduction is attributable to losses incurred by AXA. Under French law, all holders of shares of the same class must be treated equally. If the reduction is not attributable to losses incurred by AXA, each shareholder will be offered an opportunity to participate in the share capital reduction, except in the case of a share repurchase program. The number of outstanding ordinary shares may be reduced, either by an exchange of ordinary shares or by the repurchase and cancellation by AXA of its ordinary shares. If, as a consequence of losses, the net assets (capitaux propres) of AXA are reduced below one-half of its share capital, the Management Board must, within four months from the approval of the accounts showing this loss, convene an extraordinary general meeting of shareholders in order to decide whether AXA should be dissolved before the end of its statutory term. If the dissolution is not declared, the share capital must be reduced, subject to the legal provisions concerning the minimum capital of sociétés anonymes, by an amount at least equal to the losses which could not be charged against reserves if, by the end of the second fiscal year following the fiscal year during which the accounts showing the losses have been approved, the net assets of the Company have not been restored up to an amount at least equal to one-half of the share capital.

REPURCHASE AND REDEMPTION OF ORDINARY SHARES

Under French law, AXA may not issue shares to itself. However, it may, either directly or through a financial intermediary acting on its behalf, purchase its ordinary shares for one of three purposes:

(1)	to reduce its share capital by canceling the ordinary shares it purchases upon proposal of the Management Board and after prior authorization of the Supervisory Board, with its shareholders’ approval at an extraordinary general meeting,
(2)	to provide shares to its employees under a profit-sharing plan, or stock option plan; and
(3)	to acquire up to 10% of its share capital, provided its shares are listed on a regulated market (e.g., the premier marché of the ParisBourse). To acquire its shares for this purpose, AXA must first file a note d’information that has received the visa of the Commission des Opérations de Bourse (the “COB”), which is the French stock exchange authority, and obtain its shareholders’ approval at an ordinary general meeting.
That approval remains valid for a period of no more than 18 months from the date of the general shareholders’ meeting granting the approval.

In the case of repurchases of ordinary shares under (3) above, AXA has one of three options. It may:

  keep the shares as treasury shares;
  sell or transfer them, including to its employees under a profit-sharing plan or stock option plan; or
  cancel the shares upon proposal of the Management Board and after prior authorization of the Supervisory
  Board, only with its shareholders’ approval at an extraordinary meeting.

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

After making a purchase of its own shares, AXA must file monthly reports with the COB and the Conseil des Marchés Financiers (the “CMF”) that contain specified information about subsequent transactions. The CMF makes this information publicly available.

DIVIDENDS

AXA may distribute dividends to its shareholders from net income in each fiscal year after deductions for depreciation and provisions, as increased or reduced by any profit or loss carried forward from prior years, and as reduced by the legal reserve fund allocation described below. These distributions are also subject to the requirements of French company law and the statuts of AXA.

Under French company law, AXA must allocate 5% of its net income in each fiscal year, after reduction for losses carried forward from previous years, if any, to a legal reserve fund until the amount in that fund equals 10% of the nominal amount of its share capital. The legal reserve is distributable only upon AXA’s liquidation.

Upon proposal by AXA’s Management Board and subject to prior approval by the Supervisory Board, the shareholders of AXA may decide to allocate all or part of distributable profits to special or general reserves, to carry them forward to the next fiscal year as retained earnings, or to allocate them to the shareholders as dividends. The Management Board may propose a dividend for approval by the shareholders at the annual general meeting of shareholders. If AXA has earned distributable income since the end of the previous fiscal year, as reflected in an interim income statement certified by its auditors, the Management Board may distribute, subject to French company law and regulations, interim dividends to the extent of the distributable income without shareholders approval.

Should a distribution of dividends be decided as described above the Company’s statuts requires that AXA must distribute dividends to its shareholders pro rata according to their share holdings. Dividends are payable to holders of shares outstanding on the date of the shareholders’ meeting approving the distribution of dividends, or, in the case of interim dividends, on the date the Management Board meets and approves the distribution of interim dividends. The actual dividend payment date is decided by shareholders at an ordinary general meeting or by the Management Board subject to prior approval by the Supervisory Board, if no decision is taken by the shareholders. AXA must pay any dividends or interim dividends within nine months of the end of its fiscal year. Dividends not claimed within five years of the date of payment become property of the French state.

Under AXA’s statuts, at an ordinary annual general meeting, the shareholders may authorize the Management Board to grant an option to each shareholder to receive dividends in either cash or additionals Shares.

FORM, HOLDING AND TRANSFER OF SECURITIES

AXA’s statuts provide that AXA ordinary shares may be held in registered or bearer form.

Under French regulations relating to the replacement of share certificates and share registers by a system of entries in share accounts (dématérialisation), AXA no longer maintains a register of holders of ordinary shares but instead maintains, through a transfer agent, share accounts in which transfers of registered ordinary shares are recorded. As a result, no share certificates are issued by or on behalf of AXA. Shareholders’ ownership rights are represented by book entries instead of share certificates.

Any owner of ordinary shares of AXA may elect to have its ordinary shares held in registered form and registered in its name in an account currently maintained by BNP-Paribas for and on behalf of AXA or held in bearer form and recorded in its name in an account maintained by an accredited financial intermediary, such as a French broker, bank or other authorized financial institution. Any shareholder may, at its expense, change from one form of holding to the other. Both methods are operated through Sicovam SA (which we refer to in this annual report as “SICOVAM”), an organization which maintains share and other securities accounts of French publicly quoted companies and a central depositary system through which transfers of shares and other securities in French publicly quoted companies between accredited financial intermediaries are recorded.

In the case of ordinary shares in bearer form, the ordinary shares will be held on their holder’s behalf by the accredited financial intermediary and will be recorded in an account maintained by the accredited financial intermediary with SICOVAM. That account is separate from the AXA share account. Each accredited financial intermediary will maintain a record of ordinary shares held through it and may issue certificates of registration with respect to these shares. If this alternative is adopted, the ordinary shares are referred to as being in bearer form, although no bearer document of title is issued by or on behalf of AXA with respect to them. Ordinary shares held in bearer form may only be transferred through accredited financial intermediaries.

However, in the special case of ordinary shares held in bearer form by a beneficial owner who is not a resident of France, SICOVAM may agree to issue, upon request by AXA, a bearer depository receipt (certificat représentatif) with respect to such ordinary shares for use only outside France. In this case, the name of the holder is deleted from the accredited financial intermediary’s books. Title to the ordinary shares represented by a bearer depository receipt will pass upon delivery of the relevant receipt outside France.

Registered ordinary shares must be converted into bearer shares before being traded on the Paris Bourse and, accordingly, must be registered in an account maintained by an accredited intermediary. A shareholder may initiate a transfer by giving instructions to the relevant accredited intermediary. For dealings on the Paris Bourse, a tax assessed on the price at which the securities were traded, or impôt sur les opérations de bourse, is payable at the rate of 0.3% on transactions of up to 153,000 euros and at a rate of 0.15% on transactions exceeding this amount, capped at 610 euros per transaction. This tax is subject to a rebate of 23 euros per transaction. However, non-residents of France are not required to pay this tax. In addition, a fee or commission is payable to the broker involved in the transaction, regardless of whether the transaction occurs within or outside France. Normally, no registration duty is payable in France, unless the transfer instrument has been executed in France.

REQUIREMENTS FOR HOLDINGS EXCEEDING SPECIFIED PERCENTAGES

French company law provides that any person or entity that, directly or indirectly, acting alone or in concert with other shareholders, becomes the owner of more than 5%, 10%, 20%, 33 1/3%, 50% or 66 2/3% of the outstanding share capital or voting rights of AXA (including through ADSs), or whose holding falls below any of these levels, must notify AXA within fifteen calendar days and the CMF within five trading days of exceeding or falling below the relevant level. This notification has to be made by written notice of the shareholder that states the number of ordinary shares and voting rights held by it.

In addition, the statuts of AXA provide that any individual or entity acting alone or in concert with others that acquires ordinary shares resulting in a direct or indirect holding of 0.5% or more of the outstanding share capital or voting rights of AXA, including through the acquisition of AXA ADRs representing the AXA ADSs, must notify AXA by registered letter with return receipt requested within five calendar days of the date of the acquisition (“inscription en compte”) of the ordinary shares or in the case of a holder of ADSs, within five days of the registration of the ADRs representing the ADSs, as a result of which the shareholder, acting alone or in concert with others, has reached or exceeded that percentage. The individual or entity must further notify

AXA pursuant to the above conditions each time an additional 0.5% threshold is passed.

Any shareholder, including any holder of AXA ADRs representing the AXA ADSs, whose holding falls below any of these thresholds must also notify AXA.

French company law imposes additional reporting requirements on persons who, acting alone or in concert with others, acquire more than 10% or 20% of the outstanding shares or voting rights in AXA. These persons must file with the CMF, the COB and AXA a report disclosing their intentions for the 12-month period following the acquisition. The report must provide information as to whether the acquirer intends to continue purchasing shares, acquire control of AXA or seek nomination to the Management or Supervisory Board. This report must be filed within fifteen calendar days of the date either of these thresholds has been crossed. The CMF makes the notice public and the person or persons who have acquired the voting rights must publish a press release in a financial newspaper having national circulation in France. Upon any change of intention, the acquirer must file a new report.

In order to permit holders of ordinary shares to give the notices required by law and the statuts of AXA, AXA is obligated to publish in the Bulletin des Annonces Légales Obligatoires (“BALO”) not later than fifteen calendar days after AXA’s annual ordinary general meeting of shareholders, information with respect to the total number of voting rights outstanding as of the date of the meeting. In addition, if the number of outstanding voting rights changes by 5% or more, AXA is required to publish in the BALO, within fifteen calendar days of a change, the number of voting rights outstanding and provide the CMF with a written notice. In order to facilitate compliance with the notification requirements, a holder of ADSs may deliver any such notification to the depositary with respect to ordinary shares represented by ADSs and the depositary will, as soon as practicable, forward the notification to AXA and the CMF.

A holder of ordinary shares, including, for purposes of this paragraph, a holder of ADSs, who fails to comply with the disclosure requirements under French company law set forth in the above paragraphs, will not be permitted, in accordance with, and subject to limitations provided under French company law and the deposit agreement, to exercise voting rights with respect to any ordinary shares exceeding the above referenced thresholds to the extent ownership of these ordinary shares was not properly disclosed to AXA, until the end of a two year period following the date on which the holder complies with these disclosure requirements. In case of violation of the notification requirements provided for under AXA’s statuts, the voting limitations described above will apply if one or more shareholders holding 5% or more of the share capital request their implementation and if their demand is registered in the minutes of the relevant shareholders general meeting. In addition, in both cases, a French court may in specified circumstances, upon the request of AXA’s Management Board, any holder of AXA ordinary shares or the COB, eliminate all or part of the voting rights (and not only with respect to the shares in excess of the relevant threshold) of the relevant holder for a period not to exceed five years. Furthermore, the violation of the notification requirements described above is treated as a criminal offence by French company law and holders of ordinary shares or, whenever these holders are legal entities, their legal representatives who fail to comply therewith are liable to a fine of 18,000 euros.

Under the stock market regulations of the CMF, and subject to limited exemptions granted by the CMF, any person or persons acting in concert acquiring one-third or more of the share capital or voting rights of AXA must immediately notify the CMF and initiate a public tender offer for the balance of AXA’s outstanding share capital. The tender offer must also cover all securities issued by AXA that are convertible into or exchangeable for equity securities.

Pursuant to its statuts, AXA may obtain from SICOVAM, at AXA’s own cost, at any time and according to the provisions of French company law, any information relating to the identity of the holders of ordinary shares and other equity-linked securities with the right to vote in general meetings of shareholders as well as the number of ordinary shares or other equity-linked securities held by any of them. Whenever these holders are not resident of France and hold such ordinary shares and other equity-linked securities through accredited financial intermediaries, AXA may obtain from these accredited financial intermediaries (through Euroclear France), at AXA’s own cost, at any time and according to the provisions of French company law, any information relating to the identity of these holders. Holders who fail to comply with AXA’s request for information will not be permitted, in accordance with, and subject to limitations provided under French company law, to exercise voting rights with respect to any such ordinary shares or other equity-linked securities and to receive dividends pertaining thereto (if any) until the date on which these holders comply with AXA’s request for information.

LIQUIDATION RIGHTS

If AXA is liquidated, the assets remaining after it pays its debts, liquidation expenses and all of its remaining obligations will first be used to repay its Shares up to the amount of its stated capital. After these payments have been made, the shareholders of AXA will receive any surplus in proportion of their shareholdings.

CONVERTIBLE/EXCHANGEABLE BONDS

For information on convertible/exchangeable bonds and notes issued by the Company, see Footnote 14 “Mezzanine Capital” to the consolidated financial statements included in this annual report as Item 18.

Description of AXA’s American Depositary Shares

The following is a summary of certain provisions of an amended and restated deposit agreement, dated April 27, 2001, pursuant to which the AXA ADRs are issued (referred to herein as the “deposit agreement”) and a summary of certain applicable provisions of French law. The deposit agreement is among AXA, The Bank of New York, as depositary, and the holders from time to time of ADRs. This summary describes the material terms and conditions of the deposit agreement but does not purport to be complete and is qualified in its entirety by reference to the deposit agreement, which has been filed as an exhibit to the Company’s registration statement on Form F-6 filed with the SEC on April 18, 2001 (registration number 333-13376). Additional copies of the deposit agreement are available for inspection at the Corporate Trust Office of the depositary in New York and at the principal Paris office of the custodian, currently BNP-Paribas, or any of their successors.

Capitalized terms used in this summary and not otherwise defined shall have the respective meanings set forth in the deposit agreement.

AMERICAN DEPOSITARY RECEIPTS

AXA ADRs evidencing ADSs are issuable by the depositary pursuant to the deposit agreement. At the annual general meeting of AXA’s shareholders held on May 9, 2001, AXA’s shareholders approved a 4-for-1 split of AXA’s outstanding ordinary shares. Immediately following this stock split, which became effective on May 16, 2001, the ratio between the AXA ordinary share and the ADS was changed from one ADS representing one-half of an ordinary share to one ADS representing one ordinary share. In this description, we refer to the deposited AXA ordinary shares as of any time, together with all other securities, cash and property received by the depositary or the custodian in respect of these securities and at such time held under the deposit agreement, as the “Deposited Securities”. Only persons in whose names ADRs are registered on the books of the depositary will be treated by the depositary and AXA as ADR holders.

The depositary will hold all deposited AXA ordinary shares in bearer form unless the holder of an ADR:

  certifies that it is a registered holder who is holding its ADR as the beneficial owner and not on behalf of, or for the benefit of, another person (which we refer to in this description as an “Eligible Owner”) and requests the depositary to hold the number of deposited AXA ordinary shares represented by its ADSs in registered form.

Upon the request of any such holder, the depositary, as promptly as practicable, will cause the number of deposited AXA ordinary shares represented by that holder’s ADSs to be held in registered form.

The rights of holders and beneficial owners of ADRs are subject to the same disclosure requirements regarding acquisition and ownership of AXA ordinary shares that are applicable to holders and beneficial owners of AXA ordinary shares pursuant to the statuts of AXA or French law, as each may be amended from time to time. Failure to comply with these disclosure requirements may affect the holder’s or beneficial owner’s ability to give voting instructions in respect of the AXA ordinary shares represented by its ADSs. See “Description of Capital Stock of AXA-Form, Holding and Transfer of Securities” for a description of the disclosure requirements applicable to AXA ordinary shares and the consequences of non-compliance as of the date of this prospectus.

DEPOSIT AND WITHDRAWAL OF AXA ORDINARY SHARES

French law provides that ownership of capital shares issued by a French company generally will be evidenced only by a record of ownership maintained by either the issuer or its agent or an accredited financial intermediary, such as a bank. Thus references to deposit, receipt, surrender, withdrawal and delivery of AXA ordinary shares refer only to book-entry transfers and do not contemplate the physical transfer or delivery of certificates evidencing such AXA ordinary shares. See “Description of Capital Stock of AXA-Form, Holding and Transfer of Securities” for further information.

Subject to the provisions of the deposit agreement, the depositary has agreed that, upon receipt of notice from the custodian as provided in the deposit agreement of a deposit of AXA ordinary shares with the custodian in form satisfactory to the custodian (in the case of AXA ordinary shares to be held in bearer form), or upon delivery to the depositary of AXA ordinary shares (in the case of AXA ordinary shares to be held in registered form), together with any required certifications, the depositary will execute and deliver, at its Corporate Trust Office to, or upon the order of, the depositor or the persons named in the custodian’s notice, an ADR or ADRs registered in the name or names requested by such person or persons for the number of ADSs issuable in respect of that deposit, but only upon payment to the depositary of its fee for execution and delivery of ADRs and taxes and governmental charges.

Upon surrender of an ADR at the Corporate Trust Office for the purpose of withdrawal of the Deposited Securities represented by that ADR, and upon payment of the fees and charges provided in the deposit agreement and subject to the other provisions of the deposit agreement, the Deposited Securities and the statuts of AXA, the holder of the ADR is entitled to the delivery to it, or upon its order, of the Deposited Securities at such time represented by the ADSs evidenced by such ADR. For certain limitations on the withdrawal of AXA ordinary shares, see “Transfer of American Depositary Receipts” below. Such delivery will, as regards AXA ordinary shares, be made to an account designated by that holder:

  in AXA’s share register currently maintained by BNP-Paribas in the case of AXA ordinary shares in registered form, or
  in an account maintained by an accredited financial intermediary in the case of AXA ordinary shares in bearer form.

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

Unless requested in writing by AXA to cease doing so and subject to the provisions of the deposit agreement, the depositary may execute and deliver ADRs prior to the receipt of AXA ordinary shares and deliver AXA ordinary shares upon the receipt and cancellation of ADRs which have been pre-released. The depositary may receive ADRs in lieu of AXA ordinary shares in satisfaction of a pre-release. Each such pre-release or delivery of AXA ordinary shares must be:

•	subject to a written representation from the person to whom ADRs or AXA ordinary shares are to be delivered that such person or its customer:
	–	at the time of the relevant transaction, owns the AXA ordinary shares or ADRs to be remitted, as the case may be,
–	assigns all beneficial right, title and interest in the relevant AXA ordinary shares or ADRs, as the case may be, to the depositary in its capacity as such and for the benefit of the holders of ADRs, and
	–	will not take any action with respect to these AXA ordinary shares or ADRs, as the case may be, that is inconsistent with the transfer of their beneficial ownership, including, without the consent of the depositary, disposing of these AXA ordinary shares or ADRs, as the case may be, other than in satisfaction of the pre-release;
•	at all times fully collateralized with cash, U.S. government securities or other collateral of comparable safety and liquidity;
•	terminable by the depositary on not more than five business days notice; and
•	subject to such further indemnities and credit regulations as the depositary deems appropriate.

The depositary will also set dollar limits with respect to pre-release transactions to be entered into with any particular pre-releasee on a case-by-case basis as the depositary deems appropriate. For purposes of enabling the depositary to fulfill its obligations to holders of ADRs under the deposit agreement, the collateral referred to in the preceding paragraph shall be held by the depositary as security for the performance of the pre-releasee’s obligations to the depositary in connection with a pre-release transaction, including the pre-releasee’s obligation to deliver AXA ordinary shares or ADRs upon termination of a pre-release transaction.

Neither the depositary nor the custodian will accept for deposit any AXA ordinary shares:

  which would be, to the actual knowledge of the depositary, required to be registered under the United States Securities Act of 1933 (the “Securities Act”) prior to public sale in the United States, unless a registration statement is in effect relating to these AXA ordinary shares, or the deposit of which would, to the actual knowledge of the depositary, infringe any provisions of French law.

Every person depositing AXA ordinary shares under the deposit agreement, including every person depositing AXA ordinary shares on behalf of an owner of AXA ordinary shares, by taking such action will be deemed to represent and warrant that these AXA ordinary shares are validly issued, fully paid and non-assessable and that the person making the deposit is duly authorized so to do. Every such person, including every person depositing AXA ordinary shares on behalf of an owner of AXA ordinary shares, will also be deemed to represent that the relevant AXA ordinary shares are not restricted securities under the Securities Act. These representations and warranties will survive the deposit of these AXA ordinary shares and issuance of corresponding ADRs.

DIVIDENDS, OTHER DISTRIBUTIONS AND RIGHTS

Subject to any restrictions imposed by applicable law, regulations or permits, the depositary is required to convert or cause to be converted all cash dividends and other cash distributions received by it on the Deposited Securities into U.S. dollars, to the extent that in the depositary’s reasonable judgment these cash dividends or cash distributions can be converted on a reasonable basis into U.S. dollars and transferred to the United States, and to distribute as promptly as practicable in the amount received, less any reasonable and customary expenses incurred by the depositary in connection with conversion, to the ADR holders entitled to the relevant amounts in proportion to the number of ADSs held by them. The amount distributed will be reduced by any amounts required to be withheld by AXA or the depositary on account of taxes or other governmental charges. See “Taxation” below for further information. It is expected that the depositary will convert Euro (or any other foreign currency) into U.S. dollars by selling Euro (or such other foreign currency) and purchasing U.S. dollars on the spot currency market. If the depositary determines, following consultation with AXA, that any foreign currency received by it cannot be converted on a reasonable basis into U.S. dollars and transferred to the United States, the depositary may distribute the foreign currency received by it to, or in its discretion hold the foreign currency uninvested and without liability for interest, for the respective accounts of the ADR holders entitled to receive the same.

Whenever the depositary or the custodian receives any distribution, other than cash, AXA ordinary shares or rights, in respect of the Deposited Securities, the depositary will cause the securities or property received by it to be distributed to the holders of ADRs entitled thereto, in proportion to their holdings, in any manner that the depositary may reasonably deem equitable and practicable for accomplishing such distribution; provided, however, that if the depositary determines that distribution cannot be made proportionately among ADR holders that are entitled to it, or if for any other reason the depositary deems that distribution not to be feasible, the depositary may adopt the method that it deems equitable and practicable for the purpose of effecting that distribution, including, after consultation with AXA, the public or private sale of all or any part of the securities or other property and the distribution to ADR holders that are entitled to that property of the net proceeds of the sale.

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

  AXA has elected in its sole discretion to permit these rights to be exercised, and the holder has executed any documents that AXA has determined in its sole discretion to be reasonably required under applicable law.

Upon instruction pursuant to warrants or other instruments to the depositary from a holder to exercise these rights, upon payment by that holder to the depositary for the account of that holder of an amount equal to the purchase price of the AXA ordinary shares or other securities to be received upon the exercise of the rights, and upon payment of the fees of the depositary as set forth in the warrants or other instruments, the depositary shall, on behalf of the relevant holder, exercise the rights and purchase these AXA ordinary shares or other securities and will arrange for AXA ordinary shares so purchased to be deposited, and for depositary shares representing such AXA ordinary shares to be delivered to the relevant holder, under a separate deposit agreement to be entered into between AXA and the depositary providing for the issuance of depositary receipts subject to appropriate restrictions on deposit and withdrawal of AXA ordinary shares and transfers of such depositary shares as required under the Securities Act.

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

The depositary will use reasonable efforts to follow the procedures established by the French tax authorities to enable eligible U.S. holders and beneficial owners of ADRs to quality for a reduced withholding tax rate of 15% if available at the time dividends are paid, to recover any excess French withholding taxes withheld or deducted with respect to dividends and other distributions of AXA to these holders and beneficial owners of ADRs, to receive any payment in respect of the avoir fiscal for which these holders and beneficial owners may be eligible from the French tax authorities and to receive a refund of any précompte paid to the French Treasury by AXA. Upon request of any U.S. registered holder of ADRs, the depositary will provide a copy of Form RF 1A EU no. 5052 or Form RF 1A EU no. 5053, as applicable, or such other form as may be promulgated from time to time by the French tax authorities for that purpose, together with instructions to these holders and beneficial owners. The depositary shall promptly arrange for the filing with the French tax authorities of all the forms completed by U.S. beneficial owners of ADRs and returned in sufficient time so that these forms may be filed by December 31 of the year following the calendar year in which the related dividend is paid. For more information, please see “Taxation-Ownership of AXA Ordinary Shares and ADRs-French Taxation” for further information.

RECORD DATES

Whenever:

  any cash dividend or other cash distribution becomes payable, or any distribution other than cash is to be made,
  rights are to be issued with respect to the Deposited Securities, for any reason there occurs a change in the number of Deposited Securities that are represented by each
  ADS,
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
  A statement that the registered ADR holders as of the close of business on a record date fixed by the depositary pursuant to the deposit agreement will be entitled, subject to the applicable provisions of French law, AXA’s statuts and the Deposited Securities, which will be summarized in the statement, to instruct the depositary with regard to the exercise of the voting rights, if any, pertaining to the AXA ordinary shares or other Deposited Securities represented by the ADSs evidenced by such holders’ ADRs.
  Copies or summaries in English of any materials or other documents provided by AXA for the purpose of enabling the ADR holders to give voting instructions.

•	A voting instruction card prepared by the depositary and AXA setting forth the date established by the depositary for the receipt of the voting instruction card.

Voting instructions may be given only in respect of a number of ADSs representing an integral number of AXA ordinary shares.

In accordance with French company law and the statuts of AXA, fully paid AXA ordinary shares that have been held in registered form in the name of the same shareholder since at least the beginning of the second full calendar year preceding the date of the relevant shareholders’ meeting are entitled to double voting rights. Similarly, any eligible owner who has held continuously in its name, since at least the beginning of the second full calendar year preceding the date of the relevant shareholders’ meeting, ADRs evidencing ADSs representing AXA ordinary shares entitled to double voting rights will be eligible to instruct the depositary as to the exercise of double voting rights. No other ADR holder, including any beneficial owner of ADSs evidenced by ADRs registered in the name of a bank, broker or other nominee, will be eligible to instruct the depositary as to the exercise of double voting rights. Deposited AXA ordinary shares will be entitled to double voting rights to the sole extent that:

  since at least the beginning of the second full calendar year preceding the date of the shareholder meeting in question the depositary, upon the request of holders of ADRs, has held the deposited AXA ordinary shares in registered form;
  the relevant holders have since at least the same date continuously held ADRs evidencing ADSs representing that number of AXA ordinary shares; and
  the relevant holders have certified certain matters to the depositary including that as of the date the voting instruction card is executed, that they are, and at all times since the beginning of the second full calendar year preceding the date of the shareholder meeting in question have been, Eligible Owners.

Upon receipt by the depositary from a holder of ADRs evidencing ADSs of a properly completed voting instruction card on or before the receipt date, the depositary will either, in its discretion,

  use its reasonable efforts, insofar as practical and permitted under any applicable provisions of French law, the statuts of AXA and the Deposited Securities, to vote or cause to be voted the AXA ordinary shares represented by these ADSs in accordance with any non-discretionary instructions set forth in the voting instruction card, or
  forward these instructions to the custodian and the custodian will use its reasonable efforts, insofar as practical and permitted under any applicable provisions of French law, statuts of AXA and the Deposited Securities, to vote or cause to be voted the AXA ordinary shares represented by the ADSs in respect of which a voting instruction card has been received.

The depositary:

  will not vote, or cause to be voted, or attempt to exercise the right to vote that attaches to, AXA ordinary shares represented by ADSs in respect of which the voting instruction card is improperly completed or in respect of which the voting instructions included in the voting instruction card are illegible or unclear, and will, in the case where the voting instruction card is properly completed except for voting instructions relating to any resolutions to be submitted to the shareholders’ meeting that have been left blank, (a) vote in favor of these resolutions if they are recommended or submitted by the Company, or (b) vote against these resolutions if they are not recommended or submitted by the Company.

The depositary and AXA may modify or amend the above voting procedures or adopt additional voting procedures from time to time as they determine may be necessary or appropriate to comply with French or United States law or the statuts of AXA. These modifications, amendments or additional voting procedures may limit the practical ability of registered holders and beneficial owners of ADRs to give voting instructions in respect of the AXA ordinary shares represented by ADSs or may include restrictions on the ability of registered holders and beneficial owners of ADRs to sell ADSs during a specified period of time prior to a shareholders’ meeting.

REPORTS AND OTHER COMMUNICATIONS TO HOLDERS OF ADSS

AXA will furnish to the depositary annual reports in English containing audited consolidated financial information, semi-annual reports in English containing unaudited interim consolidated financial information and English versions or copies or summaries in English of notices of shareholders’ meetings and other reports and communications that are made generally available by AXA to its shareholders. The depositary will mail, publish or otherwise make available these annual and semi-annual reports and notices of shareholders’ meetings and, at the written request of AXA, any other reports and communications or summaries thereof to holders of ADRs upon receipt from AXA. AXA is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements.

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

  taxes and other governmental charges;
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
  a fee of $.02 or less per ADS (or portion thereof) for any cash distribution made pursuant to the deposit agreement, except in the case of a cash dividend or other cash distribution received from AXA on any Deposited Securities; and
  a fee for the distribution of securities pursuant to the deposit agreement in an amount equal to the fee for the execution and delivery of ADRs referred to above which would have been charged as a result of the deposit of these securities, but which securities are instead distributed by the depositary to holders of ADRs and the net proceeds distributed.

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

The depository may refuse to deliver ADRs, register the transfer of any ADR or make any distribution of, or related to, AXA ordinary shares until it has received such proof of citizenship, residence, exchange control approval or payment of taxes and other governmental charges, the identity of any person legally or beneficially interested in the ADR and the nature of that person’s interest, or to provide such other information as the depositary may deem necessary or proper or AXA reasonably may require. The delivery, transfer and registration of transfer of ADRs generally may be suspended during any period when the transfer books of the depositary are closed, or if any such action is deemed necessary or advisable by the depositary or AXA at any time or from time to time, subject to the provisions of the deposit agreement. The surrender of outstanding ADRs and the withdrawal of Deposited Securities may not be suspended, subject only to:

  temporary delays caused by closing the transfer books of the depositary for the deposit of AXA ordinary shares in connection with voting at a shareholders’ meeting or the payment of dividends;

  the payment of fees, taxes and similar charges; and

  compliance with any U.S. or foreign laws or governmental regulations relating to the ADRs or to the withdrawal of the Deposited Securities.

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

GENERAL

Neither the depositary nor AXA nor any of their respective directors, employees, agents or affiliates will be liable to any holder of ADRs, if by reason of any provision of any present or future law or regulation of the United States or any other country, or of any other governmental or regulatory authority or stock exchange, or by reason of any provision, present or future, of AXA’s statuts, or by reason of any provision of any securities issued or distributed by AXA, or any offering or distribution thereof, or by reason of any act of God or war or other circumstances beyond its control, the depositary or AXA or any of their respective directors, employees, agents, or affiliates shall be prevented, delayed or forbidden from, or be the subject of any civil or criminal penalty on account of, doing or performing any act or thing which by the terms of the deposit agreement or the Deposited Securities it is provided will be done or performed. In addition, neither the depositary nor AXA nor any of their respective directors, employees, agents or affiliates will incur any liability to any holder of any ADR by reason of any nonperformance or delay, caused by the reasons described in the previous sentence, in the performance of any act or thing provided for by the terms of the deposit agreement, or by reason of any exercise of, or failure to exercise, any discretion provided for under the deposit agreement.

AXA and the depositary assume no obligation nor will they be subject to any liability under the deposit agreement to holders or beneficial owners of ADRs, other than to perform their respective obligations specifically described in the deposit agreement without negligence, willful misconduct or bad faith.

Certain rights of AXA shareholders

AXA is organized under the laws of The Republic of France and the rights of its shareholders are governed by French law and AXA’s statuts, which is the equivalent of a certificate of incorporation and by laws in the United States.

VOTING RIGHTS

Each holder of ordinary shares or ADSs is entitled to one vote for each ordinary share (or ADS) held of record. However, holders of fully paid ordinary shares who have held these shares in registered form since at least the beginning of the second full calendar year preceding the date of a shareholders’ meeting enjoy double voting rights with respect to these shares.

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

PREEMPTIVE OR PREFERENTIAL SUBSCRIPTION RIGHTS

Under French company law, shareholders have preferential rights to subscribe for additional shares to be issued on a pro rata basis. Additional shares may be subscribed for with cash or by set-off of cash debts. Shareholders also have preferential rights to subscribe for any other securities issued which may either directly result in, or carry rights to subscribe for, additional ordinary shares. Shareholders may waive their preferential subscription rights in respect of any particular offering, either individually or collectively at an extraordinary meeting. In the event of any waiver, the relevant issuance of securities must be completed within the period prescribed by law, and the AXA Management Board may offer existing holders of shares a non-transferable priority right to subscribe to the new securities issued during a limited period of time. Preferential subscription rights, if not previously waived, are transferable during the subscription period relating to a particular offering and may be quoted on the Paris Bourse.

ACTION BY WRITTEN CONSENT OF SHAREHOLDERS

French company law does not allow shareholder action by written consent, in lieu of a shareholder meeting, in the case of AXA. Shareholders may vote at a meeting, however, by means of remote transmission (such as the Internet) and/or videoconference under certain conditions to be provided for by French law and subject to the approval of the Management Board.

ANNUAL AND SPECIAL SHAREHOLDERS’ MEETINGS

Two types of shareholders’ meetings exist under French company law, ordinary and extraordinary. AXA’s statuts provides that an annual ordinary general meeting of shareholders must be convened by the Management Board or the Supervisory Board within six months of the end of each fiscal year to approve

AXA’s corporate and consolidated annual accounts, as provided by French law. The Management Board or the Supervisory Board may convene other ordinary general meetings at any time of year. AXA’s statuts further provides that an extraordinary general meeting of shareholders may be convened at any time of year. Generally, under French company law and AXA’s statuts, mergers, increases and decreases in share capital, the creation of new classes of shares, the issuance of investment certificates or notes convertible or exchangeable into shares, the contribution of a substantial part of the Company’s assets, the transformation and/or the liquidation of the Company require a prior vote of shareholders at an extraordinary general meeting. Shareholders’ meetings are held for the purposes of discussion and decision as provided by French company law.

The statuts of AXA provide that the Management Board or the Supervisory Board may call meetings of shareholders but, if the Management Board or the Supervisory Board fail to call a required meeting or refuse to call any meeting, AXA’s statutory auditors or, under specified circumstances, an agent appointed by a court may call such meetings. One or more shareholders together holding 5% of the issued Shares, or a duly qualified association of shareholders holding their Shares in registered form for at least two years and together holding 1% of AXA’s voting power, or any interested party in the case of an emergency, may request the court to appoint such agent. French law would also permit new majority shareholders to call a general meeting to consider certain matters in the event they were to acquire of control of AXA.

French law provides that at least 30 days prior to the date set for any meeting of shareholders, that meeting must be announced by means of a preliminary notice published in the BALO. The notice must indicate the type, agenda, place, date and time of the meeting.

French law requires that in order to have the right to attend or be represented at a general meeting of shareholders and vote, a holder of registered ordinary shares of AXA must have its Shares registered in its name in a share account maintained by or on behalf of AXA at least five days prior to the date of the meeting. The AXA statuts further provides that the Management Board may waive or reduce this five-day period in the interest of all shareholders.

Shareholders have the right to attend and vote at shareholders’ meetings either personally, by proxy or, under certain conditions provided for by French law, through an accredited financial intermediary acting as their nominee.

Generally, only actions set forth in a meeting’s agenda may be taken at a shareholders’ meeting. Shareholders may, however, dismiss directors even if this matter was not included on the agenda. Additional resolutions may be submitted for shareholder approval at a meeting by the Management Board if made within 10 days of the publication of the preliminary notice in the BALO by:

  one or several shareholders holding 5% of AXA’s ordinary shares; or
  a duly qualified association of shareholders who have held their shares in registered form for at least two years and who hold shares representing 1% of the outstanding voting power.

During the two weeks preceding a meeting of shareholders, any shareholder may submit by registered mail questions to the Management Board relating to the agenda for the meeting. The Management Board must respond to these questions.

French law designates as a quorum the presence in person or by proxy of shareholders having not less than 25% (in the case of an ordinary general meeting) or one third (in the case of an extraordinary general meeting) of the voting power of the outstanding AXA ordinary shares. If a quorum is not present at any meeting, then the meeting is adjourned. If a shareholders’ meeting is reconvened for lack of a quorum, there is no quorum requirement in the case of an ordinary general meeting, and 25% of the voting power of the outstanding AXA ordinary shares must be present (including shares voted by correspondence) for a quorum to exist for an extraordinary shareholders’ meeting.

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

  a company’s ability to repurchase its own shares;
  the existence of shares with double voting rights; and
  the Management Board’s ability, after prior authorization by the Supervisory Board, to increase the share capital of the Company during a tender offer provided that such increase by the Management Board had previously been authorized by the shareholders, the relevant shareholders’ authorization expressly refers to tender offer periods, the share issuance is not reserved and is in compliance with the Company’s interest.

In addition, the stock market regulations of the CMF require any person or persons acting in concert acquiring one third or more of the share capital or voting rights of AXA to initiate a public tender offer for the balance of its share capital. The tender offer must also cover all securities issued by AXA that are convertible into or exchangeable for equity securities. For provisions of French company law and AXA’s statuts imposing notification and disclosure requirements on holders whose AXA shareholding exceeds specified thresholds see “Description of Capital Stock of AXA-Form, Holding and Transfer of Securities”.

SHAREHOLDER VOTES ON CERTAIN REORGANIZATIONS

Under French company law, the vote of holders of a two thirds majority of the votes of the shareholders attending or represented at the general meeting is necessary to approve a merger or certain consolidations. The vote must be cast at an extraordinary general meeting of shareholders.

Under French company law, the vote of the shareholders of a surviving corporation to a merger at an extraordinary general meeting is also needed (except for a merger of a wholly-owned subsidiary with and into the surviving corporation).

RIGHTS OF INSPECTION

French company law provides that any shareholders may inspect the company’s stock ledger, financial statements, resolutions proposed at general meetings, minutes of general meetings, the list of the members of the Management and Supervisory Boards and shareholders, the reports of the Management and Supervisory Boards, the statutory auditors’ reports, information concerning candidates for the Supervisory Board and certain of its other books and records during the Company’s usual business hours at its registered office. Only documents relating to the last three fiscal years are required to be made available to shareholders.

SHAREHOLDER SUITS

Under French company law, one or more shareholders can sue the members of the Management Board and the Supervisory Board of AXA, on behalf of AXA, for damages caused to AXA by the members of the Management Board or the Supervisory Board. Any damages awarded would be paid to AXA. One or more shareholders can also sue the members of the Management Board and the Supervisory Board, in his or her own name, for damages personally suffered by him or her. In such a case, any damages awarded are paid to the dissenting shareholder or shareholders. There are no class action lawsuits permitted under French company law.

AVAILABLE FINANCIAL INFORMATION

In addition to financial information required to be published in France, AXA is required to file periodic reports with the U.S. SEC containing certain financial information. AXA files its annual report on Form 20-F, which contains AXA’s consolidated annual financial statements prepared in accordance with French GAAP together with a reconciliation to U.S. GAAP. In addition, AXA files periodic reports on Form 6-K which contains AXA’s unaudited consolidated financial statements for the six-month period ended June 30 prepared in accordance with French GAAP.

MODIFICATION OF SHAREHOLDER RIGHTS

Under French law, the shareholders generally have the power to amend the statuts. Such an amendment requires the approval of two thirds of the shareholders attending or represented at an extraordinary shareholders’ meeting. Generally, shareholders holding one third of the voting power of AXA’s outstanding ordinary shares would constitute a quorum at an extraordinare shareholders meeting. However, pursuant to French law, no such extraordinary shareholders’ meetings may decide (i) to increase the liability of the shareholders towards the Company or a third party; or (ii) to undermine the individual rights vested in each shareholder (such as voting rights, right to distributable profits of the Company when allocated as dividends, right to sell one’s shares, right to sue the Company).

Material contracts

There have been no material contracts (outside the ordinary course of business) during the last two years to which the Company is a party, other than the Merger Agreement, dated October 17, 2000, between AXA, AXA Merger Corp. and AXA Financial, Inc., filed as an exhibit to the Company’s Registration Statement on Form F-4 (registration No. 333-50438) filed with the U.S. SEC on November 21, 2000.

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

Under current French company law and AXA’s statuts, there are no general limitations on the right of nonresident or non-French persons to own or, where applicable, vote the AXA ordinary shares, whether held in the form of Shares or ADSs. However, both European Union and non-European Union residents must file a déclaration administrative or administrative notice, with French authorities in connection with the acquisition of a controlling interest in any French company. Under existing administrative foreign direct investment regulations and administrative rulings, ownership by non-residents of France of more than 20% of a listed company’s share capital or voting rights is regarded as a controlling interest, but a lower percentage might be held to be a controlling interest in certain circumstances. The factors that will be taken into account in making that determination include the existence of:

  an option of the acquiring party to buy additional shares, loans and guarantees granted by the acquiring party to the French company in amounts evidencing control over the financing of the French company, and
  patent licenses granted by an acquiring party or management of technical assistance agreements with the acquiring party that place the French company in a dependent position vis-à-vis that party or its group.

Under current French insurance regulations, any person, or group of persons acting in concert, who is not a resident of a member state of the European Economic Area must obtain authorization from the French Ministry of the Economy prior to entering into a transaction to acquire a direct or indirect interest, or to increase or decrease its direct or indirect interest, in AXA if such transaction would allow that person, or group of persons acting in concert, to (i) acquire control of, or cease to control, AXA or (ii) increase its interest to 10%, 20%, 33.33% or 50% of AXA’s voting power, including, in each case, through the holding of ADSs.

Furthermore, any such transaction allowing such person, or group of persons acting in concert, to hold AXA ordinary shares representing in aggregate in excess of 5% of AXA’s voting power requires that person to provide prior notice to the French Ministry of the Economy. No prior authorization or prior notice, as the case may be, is required for such a transaction entered into by a person, or group of persons acting in concert, who is a resident of a member state of the European Economic Area, although that person, or group of persons, is required to provide the French Ministry of the Economy with notice upon completion of the transaction.

Taxation

The following generally summarizes the material U.S. Federal income tax and French tax consequences to U.S. Holders of the ownership and disposal of AXA ordinary shares or ADRs representing ADSs.

For purposes of this discussion “U.S. Holder” is any one of the following:

  An individual who is a citizen or resident of the United States,
  A corporation, or other entity taxable as a corporation, created or organized in or under the laws of the
  United States or of any political subdivision of the United States, including the District of Columbia,
  An estate the income of which is subject to U.S. Federal income taxation regardless of its source,
  A trust if a court within the United States is able to exercise primary supervision over the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or
  A person otherwise subject to U.S. Federal income tax on its worldwide income.

If a partnership holds AXA ordinary shares or ADRs representing ADSs, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. Partners of partnerships holding these Shares or AXA ADRs should consult their tax advisors as to the tax consequences of owning or disposing of AXA ordinary shares or ADRs representing ADSs, as applicable.

A “Non-U.S. Holder” is a holder that is not a U.S. Holder. This discussion does not address the U.S. Federal, local, state, foreign or other tax consequences to Non-U.S. Holders as a result of the ownership or disposal of AXA ordinary shares or ADRs.

This summary is not a complete description of all of the tax consequences of the ownership or disposition of AXA ordinary shares or ADRs representing ADSs. It is based on the current tax laws of France and the United States, including the United States Internal Revenue Code of 1986, as amended (which we refer to in this annual report as the “Code”), its legislative history, temporary, existing and proposed Treasury Regulations, Internal Revenue Service rulings and judicial opinions as well as the Convention between the United States and The Republic of France for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital dated August 31, 1994 (which we refer to in this annual report as the “Treaty”), all as in effect on the date of this annual report and all subject to change, possibly with retroactive effect. In particular, the following discussion does not take into account any changes to the French tax law provisions relating to the précompte and the avoir fiscal. The French Government has recently amended the rules relating to the avoir fiscal. Under these amendments, the avoir fiscal granted to shareholders who are not individuals was reduced from 25% to 15% for distributions effected in 2002. For a discussion of the avoir fiscal and the précompte see “French Taxation-Taxation of Dividends-”Avoir Fiscal”. No further details on these changes are available as of the date of this annual report. Your individual circumstances may affect the tax consequences of the ownership or disposition of AXA ordinary shares or ADRs representing ADSs, and your particular facts or circumstances are not considered in the discussion below.

The summary is not intended to apply to holders of AXA ordinary shares or ADRs in particular circumstances, such as:

  Dealers in securities,
  Traders in securities who elect to apply a mark-to-market method of accounting,
  Financial institutions,
  Regulated investment companies,
  Tax-exempt organizations,
  Insurance companies,
  Persons holding AXA ordinary shares or ADRs representing ADSs as part of a hedging, straddle, conversion or other integrated transaction,
  U.S. Holders who hold AXA ordinary shares or ADRs representing ADSs other than as capital assets,
  Persons whose functional currency is not the U.S. dollar,
  Certain U.S. expatriates,
  Persons subject to the U.S. alternative minimum tax, and
  Holders of AXA ordinary shares or ADRs representing ADSs that own directly or indirectly or are deemed to own, five percent or more of either the total voting power or the total value of the AXA Shares or that carry on a trade or business in France through a permanent establishment or fixed base for the purpose of which AXA ordinary shares or ADRs have been acquired or held.

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

FRENCH TAXATION

TAXATION OF DIVIDENDS-WITHHOLDING TAX

France generally imposes a 25% withholding tax on dividends distributed in cash or in the form of ordinary shares by a French corporation (such as AXA) to shareholders who are not residents of France for French tax purposes. However, the Treaty generally reduces the withholding tax rate to 15% on dividends paid in cash or in the form of shares to an “Eligible U.S. Holder”.

Under the Treaty, an “Eligible U.S. Holder” is a U.S. Holder whose ownership of AXA ordinary shares or ADRs representing ADSs is not attributable to a permanent establishment or fixed base in France and who is (i) an individual or other non-corporate holder, or (ii) a corporation that does not own, directly or indirectly, 10% or more of the capital of AXA, provided in each case that that holder:

  is a resident of the United States under the Treaty,
  is entitled to Treaty benefits under the limitation on benefits provisions in Article 30 of the Treaty, and complies with the procedural rules described below.

If a U.S. Holder is a corporation that owns, directly or indirectly, 10% or more of the capital of AXA, the withholding tax rate will be reduced to 5%, provided that all other requirements set forth in the preceding paragraph are met.

Pursuant to an instruction published on June 7, 1994 (which we refer to in this annual report as the “Instruction”), dividends paid in cash or in the form of AXA ordinary shares to an Eligible U.S. Holder who is entitled to the avoir fiscal (as discussed below) will no longer be subject to the French withholding tax of 25% (with this tax reduced at a later date to 15%, subject to filing formalities), but will be immediately subject to the reduced rate of 15% provided that the Holder establishes before the date of payment that he is a resident of the United States under the Treaty.

TAXATION OF DIVIDENDS - “AVOIR FISCAL”

Under French domestic tax law, a resident of France generally is entitled to the avoir fiscal, which is a form of tax credit, in respect of a dividend received in cash or in the form of ordinary shares from a French corporation in an amount equal to:

  50% of the net dividend received if the beneficiary of the distribution is an individual,
  15% of the net dividend received if the beneficiary of the distribution is not an individual, increased by an amount corresponding to 70% of the précompte per Share actually paid in cash by AXA, if any, less the 15% withholding tax.

However, it should be highlighted that since a directive (instruction) dated December 14, 2001 from the French Treasury, no distribution of cash or ordinary shares by a French corporation to its shareholders will be treated as dividend by the French Treasury and, accordingly, none of these shareholders will be eligible for the avoir fiscal in respect of such distribution, if such distribution is not approved by the annual general shareholders’ meeting which approves the annual accounts or in the event of advance payments of dividend (acomptes sur dividende) already made in accordance with French law.

Under French law, shareholders who are not resident in France are not eligible for the avoir fiscal. Under the Treaty, however, an Eligible U.S. Holder is generally entitled to a payment from the French Treasury that is the equivalent of the avoir fiscal. That payment is made by the French Treasury not earlier than the January 15th following the close of the calendar year in which the related dividend is paid, and only after receipt by the French tax administration of a claim for that payment in accordance with the procedures described below. However, the following are certain limitations to the availability of the avoir fiscal under the Treaty:

  the avoir fiscal is generally only granted if the Eligible U.S. Holder is subject to U.S. Federal income tax on both the dividend and the avoir fiscal, partnership or a trust (other than a pension trust, a real estate investment trust or a real estate mortgage investment conduit) in its capacity as an Eligible U.S. Holder is entitled to the avoir fiscal only to the extent that its partners, beneficiaries or grantors, as applicable, are themselves Eligible U.S. Holders (other than a regulated investment company) and are themselves subject to U.S. Federal income tax on their respective shares of both the dividend and the avoir fiscal, the Eligible U.S. Holder, where required by the French tax administration, must show that he or she is the beneficial owner of the AXA ordinary shares or ADRs and that the holding of those AXA ordinary shares or ADRs does not have as one of its principal purposes the purpose of allowing another person to take advantage of the grant of the avoir fiscal under the Treaty, and if the Eligible U.S. Holder is a regulated investment company, it should not own, directly or indirectly, 10% or more of the capital of AXA. This rule only applies if less than 20% of the shares of the regulated investment company should be beneficially owned by persons who are neither citizens nor residents of the United States under the Treaty.

Under the Treaty, any payment of the avoir fiscal is subject to the 15% dividend withholding tax.

Thus, for example, if a dividend of 100 were payable by AXA to:

  an Eligible U.S. Individual Holder and the requirements are satisfied, that holder would initially receive 85
  (the 100 dividend less a 15 withholding tax). That holder would also receive an additional payment from the French Treasury of 42.5, consisting of the avoir fiscal of 50, less the withholding tax on that amount. Thus, the total net payment to the Eligible U.S. Individual Holder would be 127.5, although, as discussed below, that holder would recognize 150 of income for U.S. Federal income tax purposes, an Eligible U.S. non Individual Holder and the requirements are satisfied, that holder would initially receive
  85 (the 100 dividend less a 15 withholding tax). That holder also would receive an additional payment from the French Treasury of 12.75, consisting of the avoir fiscal of 15, less the 15% withholding tax on that amount. Thus, the total net payment to the Eligible U.S. non Individual Holder would be 97.25, although, as discussed below, that holder would recognize 140 of income for U.S. Federal income tax purposes.

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

Any amounts distributed as a dividend by AXA out of profits which:

  have not been subject to French corporate income tax at the standard corporate income tax rate, are distributed from the long-term capital gains reserve, or were earned and taxed more than five years before the distribution,

would be subject to the précompte (a French equalization tax). The précompte is a tax paid by the corporation at the time of a dividend distribution that is equal to 50% of the net dividend distributed, except that, when a dividend is distributed from the long-term capital gains reserve, the précompte is equal to the difference between a tax based on the regular corporate tax rate applied to the amount of the declared dividend and the taxes previously paid by the corporation on the income being distributed. The amount of any précompte would be charged to shareholders’ equity as part of the dividend distribution.

A U.S. Holder that is not entitled to the full avoir fiscal generally may obtain from the French tax authorities a refund of any précompte paid by AXA with respect to the dividends distributed. Pursuant to the Treaty, the amount of the précompte refunded to U.S. residents is reduced by the 15% French withholding tax applicable to dividends and the partial avoir fiscal, if any. A U.S. Holder is only entitled to a refund of the précompte actually paid in cash by AXA and is not entitled to a refund of the précompte paid by AXA by offsetting French and/or foreign tax credits.

A U.S. Holder entitled to the refund of the précompte must apply for the refund by filing a French Treasury form RF 1 B EU-NO. 5053 before the end of the calendar year following the year in which the dividend is paid. The form and its instructions are available from the United States Internal Revenue Service or at the Centre des Impôts des Non-Résidents (9, rue d’Uzès, 75094 Paris Cedex 02, France).

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

An Eligible U.S. Holder entitled to the avoir fiscal who wishes to obtain a reduced withholding rate at source must:

  complete,
  have certified by the U.S. financial institution that is in charge of the administration of the AXA ordinary shares or ADRs of that Eligible U.S. Holder, and

  file with AXA or the French person in charge of the payment of dividends on the AXA ordinary shares (such as the French paying agent in the case of AXA ordinary shares), or with the depositary (in the case of AXA ADRs), a French form RF1 A EU n° 5052, entitled “Application for Refund”, before the date of payment of the relevant dividend. An Eligible U.S. Holder that is a regulated investment company must also be identified as such on a list provided annually by the U.S. Internal Revenue Service to the French tax administration. However, if an Eligible U.S. Holder is not able to complete, have certified and file the Application for Refund before the date of payment of the dividend, that Eligible U.S. Holder may still benefit from the Treaty if the U.S. financial institution that is in charge of the administration of that holder’s AXA ordinary shares or ADRs provides AXA or the French paying agent in the case of AXA ordinary shares, or the depositary in the case of AXA ADRs, with certain information with respect to that Eligible U.S. Holder and his or her holding of AXA ordinary shares or ADRs before the date of payment of the relevant dividend. Whichever procedure is followed, the avoir fiscal is not paid by the French Treasury earlier than January 15th following the close of the calendar year in which the relevant dividend is paid.

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

The Application for Refund and instructions for its completion are available from the U.S. Internal Revenue Service. The depositary will provide to all U.S. Holders of AXA ADRs the applications or certificates, together with instructions, and will arrange for the filing with the French tax authorities of all applications and certificates completed by U.S. Holders of AXA ADRs and returned to the depositary in sufficient time to effect the filing.

SPECIAL RULES FOR CERTAIN TAX-EXEMPT SHAREHOLDERS

Under the Treaty, special rules apply to:

  any “Eligible Pension Fund”, which is a tax-exempt entity established in, and sponsored or established by a resident of, the United States, the exclusive purpose of which is to provide retirement or employee benefits and which does not own, directly or indirectly, 10% or more of the capital of AXA, any “Eligible Not-For-Profit Organization”, which is a tax-exempt entity organized in the United States, the use of whose assets is limited under U.S. Federal or state laws, both currently and upon liquidation, to the accomplishment of the purposes that serve as the basis of its exemption from income taxation in the United States and which does not own, directly or indirectly, 10% or more of the capital of AXA, and any “Individual Holding Shares in a Retirement Plan”, meaning an individual who is a resident of the United States under the Treaty and who owns AXA ordinary shares or ADRs through an individual retirement account, a Keogh plan or any similar arrangement. (“Eligible Pension Funds”, “Eligible Not-For-Profit Organizations” and “Individuals Holding Shares in a Retirement Plan” are referred to collectively in this annual report as “Eligible Tax-Exempt Holders”.)

Provided they are entitled to Treaty benefits under the limitation on benefits provisions in Article 30 of the Treaty, Eligible Tax-Exempt Individual Holders are entitled to receive from the French Treasury a payment equal to 30/85ths of the gross avoir fiscal (the “partial avoir fiscal”), less a 15% dividend withholding tax on that amount, notwithstanding the general requirement described above that the individual holder be subject to U.S. tax on both the dividend and the avoir fiscal. Thus, for example, if a dividend of 100 were payable by AXA to an Eligible Tax-Exempt Individual Holder and the requirements of the instruction are satisfied, that individual holder would initially receive 85 (the 100 dividend less a 15 withholding tax). The Eligible Tax-

Exempt Individual Holder would be further entitled to an additional payment from the French Treasury of 15, consisting of the partial avoir fiscal of 30/85ths of 50, less the 15% withholding tax on that amount. When the avoir fiscal is equal to 15% of the net dividend (for instance for “Eligible Pension Funds” and “Eligible Not-for-Profit Organizations”), Eligible Tax-Exempt Holders are entitled to receive from the French Treasury a payment equal to 30/85ths of the avoir fiscal, less a 15% withholding tax on that amount. Thus, the total net payment to the Eligible Tax-Exempt Individual Holder would be 100. The Eligible Tax-Exempt Individual Holder, where required by the French tax administration, must show that it is the beneficial owner of the AXA ordinary shares or ADRs and that the holding of those AXA ordinary shares or ADRs does not have as one of its principal purposes the purpose of allowing another person to take advantage of the grant of the partial avoir fiscal under the Treaty.

Tax-exempt holders generally must follow the procedures set forth above under “Taxation of Dividends Procedures to Obtain Treaty Benefits”. Nevertheless, the existing French forms do not take into account the special tax treatment applicable to Eligible Tax-Exempt Holders with respect to the payment of the partial avoir fiscal and the refund of the précompte. Certain Eligible Tax-Exempt Holders may also be required to provide written evidence certified by the U.S. Internal Revenue Service of their status under U.S. Federal income tax law. As a consequence, Eligible Tax-Exempt Holders are urged to contact their own tax advisors with respect to the procedures to be followed to obtain Treaty benefits.

TAX ON SALE OR REDEMPTION OF AXA ORDINARY SHARES OR ADRS

Under the Treaty, no French tax is levied on any capital gain derived from the sale of AXA ordinary shares or ADRs representing ADSs by a U.S. Holder who:

  is a resident of the United States under the Treaty,
  is entitled to Treaty benefits under the limitation on benefits provisions of Article 30 of the Treaty, and does not have a permanent establishment in France to which the AXA ordinary shares or ADRs are attributable to or, in the case of an individual, who does not maintain a fixed base in France to which the AXA ordinary shares or ADRs are effectively connected.

Under French domestic tax law, any gain realized by a shareholder on a redemption of AXA ordinary shares by AXA generally will be treated as a dividend and will be subject to French dividend withholding tax as described above under “Taxation of Dividends-Withholding Tax”, unless all AXA’s accumulated earnings and profits, as determined for French tax purposes, have been distributed to shareholders of AXA before that redemption.

Any such redemption generally would entitle the shareholders to the avoir fiscal and may trigger the précompte, provided it is pro rata among all the shareholders of AXA. An Eligible U.S. Holder generally would be entitled to Treaty benefits with respect to the avoir fiscal and the précompte related to his or her gain on a redemption of AXA ordinary shares that is treated as a dividend for French tax purposes.

FRENCH TRANSFER AND STAMP TAXES

Transfers of AXA ordinary shares and ADRs representing ADSs will not be subject to French transfer taxes unless the transfer is effected by means of a written agreement that is executed or enforced within France. Should such written agreement be executed or enforced in France, it would be subject to transfer taxes at the rate of 1%, up to a maximum of 3,049 euros per transaction.

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

Under French tax law and the Treaty, the French wealth tax generally does not apply to U.S. Holders that are not individuals or in the case of natural persons, who own alone or with their parents, directly or indirectly, AXA ordinary shares or ADRs representing the right to less than 25% of AXA’s profits.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR U.S. HOLDERS

TAXATION OF DIVIDENDS

For U.S. Federal income tax purposes, the gross amount of a distribution by AXA to U.S. Holders, including any amounts of French tax withheld, will be treated as dividend income to the extent paid out of AXA’s current or accumulated earnings and profits, as determined for U.S. Federal income tax purposes. If a U.S. Holder has the option to receive a distribution either in cash or in the form of AXA ordinary shares, and such U.S. Holder chooses to receive AXA ordinary shares (a “Stock Distribution”), such U.S. Holder will be treated for purposes of the preceding sentence as having received a distribution to the extent of the fair market value of these AXA ordinary shares. The gross amount of any related avoir fiscal or précompte payment also will be treated as dividend income. That dividend income will not be eligible for the dividend received deduction generally allowed to corporations under Section 243 of the Code. To the extent that an amount received by a U.S. Holder exceeds the U.S. Holder’s allocable share of AXA’s current and accumulated earnings and profits, the excess will be applied first to reduce the Holder’s basis in his or her AXA ordinary shares or ADRs, and then, any remaining excess would constitute gain from the deemed sale or exchange of his or her AXA ordinary shares or ADRs. See “Tax on Sale or Exchange of AXA Ordinary Shares or ADRs” below.

For U.S. Federal income tax purposes, dividends will be taxable to the U.S. Holder of AXA ordinary shares or ADRs outstanding on the record date established by French law, which in the case of an annual dividend will be fixed by the shareholders at the shareholders’ meeting approving the distribution of dividends, and in the case of an interim dividend will be fixed by the Management Board approving the distribution of interim dividends. Any payment of the avoir fiscal or the partial avoir fiscal and précompte, plus the withholding tax relating to those payments, will generally be included in the dividend income of a U.S. Holder in the year in which the payment or refund is received. The amount recognized as dividend income by a U.S. Holder will be equal to the U.S. dollar value of the distributed Euro, or, in case of a Stock Distribution, the AXA ordinary shares, on the date of the recognition of the dividend for U.S. Federal income tax purposes, regardless of whether the payment is in fact converted into U.S. dollars. The Euro distributed will have a tax basis equal to their U.S. dollar value at such time. Any gain or loss realized upon a subsequent conversion or other disposition of the Euro will be treated as ordinary income or loss from sources within the United States.

As discussed above, payments of dividends, the avoir fiscal, the partial avoir fiscal and the refund of the précompte to a U.S. Holder will be subject to French withholding tax. For U.S. Federal income tax purposes, a U.S. Holder may generally elect to treat these French withholding taxes as either a deduction from gross income or a credit against the U.S. Federal income tax liability of that U.S. Holder. The maximum foreign tax credit allowable generally is equal to the U.S. Holder’s U.S. Federal income tax liability for the taxable year multiplied by a fraction, the numerator of which is the U.S. Holder’s taxable income from sources without the United States and the denominator of which is the U.S. Holder’s taxable income from all sources for the taxable year. That foreign tax credit limitation is applied separately to different “baskets” of income. For purposes of applying the foreign tax credit limitation, dividends are generally included in the “passive income” basket or, if received by certain holders and certain other conditions are met, the “financial services income” basket.

In the case of an Eligible U.S. Holder, if the full withholding tax rate of 25% is applied because, for instance, the procedures described under “French Taxation - Taxation of Dividends - Procedures to Obtain Treaty Benefits” are not complied with by the dividend payment date, the refundable portion of the tax withheld by AXA or the French paying agent, which represents the difference between the 25% and the 15% tax rates, would not be eligible for the foreign tax credit.

TAX ON SALE OR EXCHANGE OF AXA ORDINARY SHARES OR ADRS

For U.S. Federal income tax purposes, a U.S. Holder generally will recognize gain or loss on any sale, exchange or other disposition of AXA ordinary shares or ADRs representing ADSs, unless a specific non recognition provision applies. That gain or loss will be measured by the difference between the U.S. dollar value of the amount of cash, and the fair market value of any other property, received and the U.S. Holder’s tax basis in the AXA ordinary shares or the ADRs, determined in U.S. dollars. A U.S. Holder’s tax basis in the AXA ordinary shares or the ADRs will generally equal the amount paid by that U.S. Holder for the AXA ordinary shares or the ADRs or, in the case of AXA ordinary shares acquired by way of Stock Distribution, the amount included in income at the time of the Stock Distribution. Gain or loss arising from a sale or exchange of AXA ordinary shares or ADRs will be capital gain or loss if these AXA ordinary shares or ADRs are held as capital assets by the U.S. Holder, and will be short term or long term depending whether the holding period of the U.S. Holder for these AXA ordinary shares or ADRs exceeds one year. In general, gain from a sale or exchange of AXA ordinary shares or ADRs by a U.S. Holder will be treated as United States source income for foreign tax credit limitation purposes.

BACKUP WITHHOLDING AND INFORMATION REPORTING

Under certain circumstances, a U.S. Holder who is an individual may be subject to information reporting requirements and backup withholding, currently at a 31% rate on dividends received on AXA ordinary shares or ADRs representing ADSs. This withholding generally applies only if that individual holder:

  fails to furnish his or her taxpayer identification number to the U.S. financial institution that is in charge of the administration of that holder’s AXA ordinary shares or ADRs or any other person responsible for the payment of dividends on the AXA ordinary shares or ADRs, furnishes an incorrect taxpayer identification number,
  is notified by the U.S. Internal Revenue Service that he or she has failed to properly report payments of interest and dividends and the U.S. Internal Revenue Service has notified AXA that such individual holder is subject to backup withholding, or fails under specified circumstances, to comply with applicable certification requirements.

Any amount withheld from a payment to a U.S. Holder under the backup withholding rules will be allowable as a credit against such U.S. Holder’s U.S. Federal income tax liability, provided that the required information is furnished to the U.S. Internal Revenue Service.

U.S. Holders should consult their own tax advisor as to the application of the U.S. Federal information reporting and backup withholding requirements to them and their qualification, if any, for an exemption under these rules as well as the particular tax consequences to them of owning and disposing of AXA ordinary shares and ADRs representing ADSs under U.S. federal, state, local and foreign law.

UNITED STATES STATE AND LOCAL TAXES

In addition to U.S. Federal income taxes, U.S. Holders may be subject to United States state and local taxes with respect to their AXA ordinary shares or ADRs representing ADSs. U.S. Holders should consult their own tax advisors regarding such matters.

Item 11: Quantitative and Qualitative Disclosures About Market Risk

The following information should be read in conjunction with (i) “Item 5 – Operating and Financial Review and Prospects”, (ii) AXA’s consolidated financial statements and the notes to the consolidated financial statements included under Item 18 of this annual report, and (iii) information under the heading ‘Cautionary Statements on Forward Looking Statements’ at the beginning of this annual report.

The commentary below describes the impact of market risk exposures on AXA’s consolidated financial position and consolidated operating results under French GAAP.

Market risk represents the potential loss as a result of absolute and relative price movements in financial instruments due to changes in interest rates, equity prices, foreign currency exchange rates, and other factors. AXA’s exposure to market risk varies by nature and by activity across its operations.

Risk management

In an effort to protect and enhance shareholder value, AXA actively manages its exposures to market risks. Primary responsibility for risk management rests with the local subsidiaries that know best their respective products, clients and risk profile. This approach allows subsidiaries to react in a timely manner to changes in financial markets, insurance cycles, and economic and political environments. Risk exposures are managed across the group using various analysis and valuation techniques, such as asset-liability matching analysis, duration analysis, dynamic financial analysis, including stochastic modeling to calculate the economic capital required to support adverse risk scenarios, along with other cash flow analyses, and prudent and diversified underwriting and investing.

AXA’s exposure to market risk is minimized as a result of the nature of its operations, including the geographic diversification that reduces the impact of local economic, local financial market and insurance cycles.

Furthermore, a large proportion of AXA’s insurance operations consists of products where the majority of the investment risk and rewards is transferred to the policyholders. Risks attributable to policyholders are also actively managed to ensure that such risks are prudent, satisfy policyholders’ risk and reward objectives and do not adversely affect the insurance companies’ ability to pay benefits and claims when due. In addition, AXA’s insurance operations worldwide are subject to local regulatory requirements in most jurisdictions in which AXA operates. The local regulations prescribe the following:

  the type, quality and concentration (counterparty, geographical and type of securities held) of investments,
  and
  the level of assets to be maintained in the local currency to meet the insurance liabilities in that local currency.

Life & Savings. At December 31, 2001, approximately 34% of the total gross life insurance liabilities, including separate account liabilities, represented separate account (unit-linked) contracts, whereby principally all investment risks and rewards are transferred to the policyholders. Amounts due to policyholders are based on the fair value of the investments supporting such contracts. Therefore, changes in the fair value of assets generally result in an equal and opposite change in the value of the related linked liability.

AXA’s Life & Savings operations sell products that may include policyholder participating benefits, including the UK with-profit contracts, which represented approximately 10% of the total gross life insurance liabilities at December 31, 2001. In respect of the participating insurance contracts, the policyholder participates in the earnings or surplus of the insurance company (in the case of UK with-profit contracts, the amounts due to policyholders are generally based on the fair value of the investments supporting such contracts) through the distribution of policyholder dividends. Therefore, AXA’s exposure to market risk is reduced as generally 85% or more of the earnings are attributed to the policyholders in respect of participating insurance contracts.

In addition, AXA’s Life & Savings operations also sell interest-sensitive products. Interest-sensitive products earn income primarily from the spread between investment income, largely earned on investment-grade fixed-income securities, and interest credited to policyholder account values, which may be a guaranteed rate of return, such is the case for guaranteed income contracts and indexed-linked contracts. AXA strives to maintain this spread by adjusting the interest-crediting rates at contractually specified intervals. AXA’s ability to adjust interest-crediting rates may be constrained by competitive forces and minimum guaranteed crediting rates, if any. Interest rate risk is further reduced by managing the duration and maturity structure of each investment portfolio in relation to the estimated duration of the liabilities it supports. Proceeds from policies with long-term fixed payout patterns, such as guaranteed income contracts, annuities in the payout phase, and disability income policies, are predominately invested in highly-rated fixed maturity securities with the objective of matching their duration to the underlying liabilities.

As a result of the diversity of insurance products and the regulatory environments in which AXA operates, different methods of asset-liability management are utilized by different subsidiaries. Most of these methods fall into two major categories as set out below:

  Duration analysis is primarily used for interest sensitive products and policies with long-term fixed payout patterns. AXA uses duration analysis to create a portfolio of predominately fixed maturity securities that minimizes the risk of changes in interest rates to AXA.
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

Property & Casualty, including International Insurance and Reinsurance. Generally, management of market risk is less critical for property & casualty insurance and reinsurance products, as the amounts and timing of claims do not vary significantly with interest rates or other market changes that affect the underlying investments. The premiums received and the return on investments (net investment income and realized gains and losses) provide substantial liquidity to meet claims payments and associated expenses as they arise. Consequently, there is greater flexibility in investment strategies while managing investments to ensure sufficient liquidity to meet the claims as they become due based on actuarial assessments.

DERIVATIVES

AXA uses derivatives principally for non-trading activities in its operations to manage customer and shareholder exposures to interest rate fluctuations, foreign currency fluctuations and equity price movements. See notes 2 and 25 to the consolidated financial statements for information regarding AXA’s use of derivatives.

Sensitivity analyses

AXA performs sensitivity analyses to quantify the exposure of certain financial instruments to interest rate risk, equity price risk and foreign currency exchange risk. Such sensitivity analyses quantify the potential loss in terms of estimated fair value or future earnings under certain scenarios of reasonably possible adverse changes in financial markets. The sensitivity analyses estimate risk exposure and, therefore, potential net gains are ignored. Financial instruments within the scope of the analyses include fixed maturity and equity securities, mortgage loans, policy and other loans, debt and other borrowings, derivative instruments, and insurance contracts (life & savings, property & casualty, and international insurance). In accordance with the regulations of the U.S. SEC, real estate was not included within the scope of the analyses.

Such analyses include AXA’s material insurance operations and holding companies in France, the United States, the United Kingdom, Belgium, Germany, Australia and Japan. Such subsidiaries account for over 90% of AXA’s consolidated invested assets and gross insurance liabilities.

In accordance with French GAAP, the carrying value of AXA’s consolidated invested assets is generally at historical cost or amortized cost except for assets backing UK with-profit contracts, separate account assets and certain other trading account securities, which are held at market value.

For purposes of the sensitivity analyses, fair values were estimated in accordance with the valuation methods described in notes 2, 6 and 25 to the consolidated financial statements. However, the financial statement disclosures provided in note 25 for fair values on financial instruments included only insurance contracts defined as “investment” contracts written by AXA’s Life & Savings operations that have no or insignificant mortality and morbidity risk, whereas this sensitivity analyses included all insurance contracts.

  For life insurance contracts with mortality and morbidity provisions, the portion of estimated fair value attributed to such provisions is considered to be unaffected by changes in interest rates or equity prices.
  For participating life insurance contracts, the fair value was considered to be the greater of 1) the fair value of the assets designated to support such policies or 2) the future cash flows discounted using the guaranteed minimum interest rate, if any. For interest-sensitive life insurance contracts, a discounted cash flow approach was used. As is the case with most variable rate liabilities, interest-sensitive life insurance contracts’ fair values were not significantly affected by market changes as future crediting rates can be adjusted, subject to guaranteed minimum interest rates, if any, to reflect market changes.
  The fair values for property & casualty and international insurance and non-participating life insurance contracts were estimated using a discounted cash flow approach. Such fair values, which vary with changes in the estimated discount rate, were considered to be sensitive to interest rate changes but unaffected by equity price changes. For property & casualty and international insurance contracts, no changes were made in the estimates of claims’ amounts and timing as a result of changes in interest rates or stock market prices for equity securities.

Interest Rate Risk. For purposes of interest rate sensitivity analyses, parallel yield curve shifts were made relative to the yield curves prevailing in the country in which the subsidiary operates. The estimated potential exposure due to a hypothetical 100 basis point parallel shift upward in the December 31, 2001 and 2000 yield curves would result in an estimated net fair value loss for all items within the scope of the analyses of approximately €1.3 billion and €1.0 billion, respectively, before minority interest and tax. The increase in the estimated net fair value loss exposure of €0.3 billion in 2001 was primarily attributable to an increase in the business portfolios supported by fixed rate-fixed maturity securities in the year.

Equity Price Risk. The estimated potential exposure to a hypothetical 10% decline in the value of the December 31, 2001 and 2000 stock markets would result in an estimated net fair value loss exposure for all items within the scope of the analyses of approximately €1.6 billion and €2.3 billion, respectively, before minority interest and tax. A 20% decline would result in an estimated net fair value loss exposure of approximately €3.1 billion and €4.6 billion at December 31, 2001 and 2000, respectively. The decrease in exposure to volatility in the stock markets was mainly due to the deterioration in the global stock markets in 2001 and, consequently, the depressed year-end market values at December 31, 2001, as compared to December 31, 2000 given that the overall fixed maturity to equity security investment mix across AXA’s principal insurance operations did not change significantly in 2001.

Over the past three years, the potential loss from stock market fluctuations has been more significant than the loss resulting from interest rate changes. The impact of interest rate fluctuations on interest-sensitive investments was partially offset by fair value changes in the related insurance liabilities. The impact of stock market declines on equity securities was accompanied by smaller changes in the estimated fair value of insurance liabilities (except for participating life contracts and separate account contracts). The gross life insurance liabilities, which do not include separate account (unit-linked) liabilities, are supported largely by fixed maturity securities and the fair value of these liabilities are generally estimated using discounted cash flows.

Foreign Exchange Rate Risk. The potential exposure to a 10% adverse fluctuation of December 31, 2001 and 2000 foreign currency exchange rates would be an estimated French GAAP earnings loss exposure of €11 million and €240 million, respectively. In order to calculate the largest potential exposure to foreign currency fluctuations, all material combinations of foreign currency fluctuations were analyzed. The analyses revealed the most adverse scenario for AXA in terms of French GAAP earnings would be a decline in all currencies relative to the Euro.

The decrease in foreign currency exposure to €11 million in 2001 was primarily due to a lower level of net income of €520 million for the year ended December 31, 2001 as compared to €3,904 million in 2000. The 2000 earnings included U.S. dollar exceptional operations, being a realized gain of €2,004 million associated with the sale of DLJ that was partly offset by €236 million of realized and unrealized losses attributable to the U.S. life & savings operations’ high-yield bond investment products (net impact of €1.8 billion). In addition, if the cost relating to the U.S. terrorist attacks on September 11, 2001 of €561 million, which was denominated primarily in U.S. dollars, was not included in the 2001 French GAAP earnings, AXA’s exposure to changes in foreign currency exchange rates would be nearly €70 million, comparable to 2000, if the 2000 U.S. dollar-based exceptional operations (discussed above) were also excluded.

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

Other limitations on the sensitivity analyses include: (i) the use of hypothetical (but reasonably possible) market movements which do not represent management’s view of expected future market changes, (ii) the assumption that interest rates in all countries move identically, (iii) the assumption that all global currencies move in tandem against the euro, and (iv) the lack of correlation of interest rates, equity prices and foreign currency exchange rates. In addition, the analyses do not include certain significant items such as real estate, deferred acquisition costs and value of purchased business in-force. These factors limit the ability of these analyses to accurately predict the impact of future market movements on fair values and future earnings.

Item 12: Description of Securities other than Equity Securities

Not applicable

Part II

Item 13: Defaults, Dividend Arrearages and Delinquencies

Not applicable

Item 14: Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable

Part III

Item 17: Financial Statements

Not applicable

Item 18: Financial Statements

(This page is intentionally left blank)

Item 18: Financial Statements

Report of Independent Accountants

TO THE SHAREHOLDERS OF AXA:

We have audited the accompanying consolidated balance sheets of AXA (the “Company”) and its subsidiaries as at December 31, 2001, 2000 and 1999 and the related consolidated statements of income, of shareholders’ equity, and of cash-flows for each of the three years in the period ended December 31, 2001, all expressed in Euro. In addition, we have audited the financial statement schedule listed in the accompanying index. These consolidated financial statements and the financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and the financial statement schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and its subsidiaries at December 31, 2001, 2000 and 1999 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in France. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

As discussed in note 2 to the consolidated financial statements, the Company changed its method of accounting for and presenting certain items, as discussed therein.

Accounting principles generally accepted in France vary in certain material respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated net income for each of the three years in the period ended December 31, 2001 and determination of consolidated shareholders’ equity and consolidated financial position at December 31, 2001 and 2000 to the extent summarized in notes 33 and 34 to the consolidated financial statements.

Paris, France

March 13, 2002

(Except for note 35, which is dated May 3, 2002)

     Befec – Price Waterhouse

     (Member of PricewaterhouseCoopers)

     Gérard Dantheny

AXA
Consolidated Balance Sheets
		At December 31,
Notes	(in euro millions)	2001	2000[1]	1999[1]

4	Goodwill	15,879	15,865	2,789

5	Value of purchased life business inforce	3,739	3,724	2,438
	Other intangible assets	396	403	169

	Total other intangible assets	4,135	4,127	2,607

	Real estate	13,409	13,825	14,513
	Investments in participating interests	3,828	3,113	2,555
	Fixed maturities	143,527	134,214	120,088
	Equity investments	64,537	65,773	57,150
	Mortgage, policy and other loans	22,907	26,316	17,457

6	Total investments from insurance activities	248,208	243,241	211,763

7	Separate account (unit-linked) assets	115,723	117,261	109,647

6	Total investments from non-insurance activities	10,355	10,773	47,553

8	Investment in affiliated companies (equity method)	1,570	1,217	1,408

	Reinsurers’ share of insurance liabilities	11,591	9,142	7,986
	Reinsurers’ share of separate accounts (unit-linked) liabilities	28	92	89

15	Reinsurers’ share of insurance liabilities	11,619	9,234	8,075

9	Receivables from insurance and reinsurance activities	15,571	13,817	13,425

	Receivables (bank customers)	7,130	6,577	45,372
	Receivables (other)	4,303	4,142	32,882

	Receivables from non-insurance activities	11,433	10,719	78,254

10	Cash and cash equivalents	17,646	28,728	16,509

	Tangible assets	1,944	1,790	2,035
	Other tangible assets	7,493	5,841	4,608

	Other assets	9,437	7,631	6,642

11	Deferred acquisition costs	10,917	9,359	7,782
	Other prepayments and deferred charges	13,106	14,540	11,481

	Prepayments and accrued income	24,023	23,899	19,263

	TOTAL ASSETS	485,599	486,513	517,934

(1)	The December 31, 2000 and 1999 financial statement data, as reported, have been presented under a new basis of presentation following the implementation of new French Regulations effective January 1, 2001. The impact of the new French Regulations is described in note 2, with proforma financial information provided in note 32.

The accompanying notes are an integral part of these consolidated financial statements.

AXA
Consolidated Balance Sheets (continued)
		At December 31,
Notes	(in euro millions)	2001	2000[1]	1999[1]

	Ordinary shares of euro 2.29 nominal value per share	3,971	3,809	3,260

1,848 million authorized shares and 1,734 million issued and outstanding shares at December 31, 2001 (2000: 2,102 million authorized shares and 1,665 million issued and outstanding shares on a post 4-for-1 stock split basis).

	Capital in excess of nominal value	13,627	12,379	5,350
	Retained earnings brought forward	6,662	4,230	5,727
	Net income for the financial year	520	3,904	2,021

12	Shareholders’ equity	24,780	24,322	16,358

	Minority interests’ share in retained earnings brought forward	3,024	1,578	6,595
	Minority interests’ share in net income for the financial year	385	2,124	858

13	Minority interests	3,409	3,702	7,453

	Total minority interests and shareholders’ equity	28,189	28,023	23,812

14	Mandatorily convertible bonds and notes	–	192	474

14	Subordinated debt	8,867	8,261	4,832

15	Insurance liabilities, gross of reinsurance	272,125	263,174	222,932

15	Separate account (unit-linked) liabilities, gross of reinsurance	115,305	117,469	109,090

16	Provisions for risks and charges	10,553	11,530	8,730

9	Payables arising from insurance and reinsurance activities	8,806	9,543	6,512

	Payables (bank customers)	9,985	10,385	103,959
	Payables (other)	16,556	18,955	16,173

	Payables arising from non-insurance activities	26,541	29,340	120,132

18	Non-subordinated debt instruments issued	6,140	6,897	5,905

19	Amounts owed to credit institutions	6,609	9,412	13,578

	Accrued expenses	2,464	2,671	1,938

	TOTAL LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS’ EQUITY	485,599	486,513	517,934

(1)	The December 31, 2000 and 1999 financial statement data, as reported, have been presented under a new basis of presentation following the implementation of new French Regulations effective January 1, 2001. The impact of the new French Regulations is described in note 2, with Pro forma financial information provided in note 32.
AXA
Off Balance Sheet Commitments
		At December 31,
Notes	(in euro millions)	2001	2000	1999

26	Other commitments received
	Insurance activities	3,450	2,295	2,291
	Banking activities	7,176	6,339	6,756
	Other activities	4,640	45	58

	Total	15,267	8,679	9,105

26	Other commitments given
	Insurance activities	3,471	3,648	4,399
	Banking activities	9,837	6,751	6,270
	Other activities	2,269	882	1,277

	Total	15,577	11,282	11,945

The accompanying notes are an integral part of these consolidated financial statements.

AXA
Consolidated Statements of Income
		Years ended December 31,
Notes	(in euro millions, except per ordinary share amounts)	2001	2000[1]	1999[1]

	Revenues
	Gross written premiums	69,471	64,788	53,792
	Revenues from banking activities	1,127	11,754	10,799
	Other revenues	4,234	3,429	1,937

31	Gross Premiums and Financial Services Revenues	74,832	79,971	66,528

	Change in unearned premium reserves	(355)	(439)	9
20	Net investment result	(1,244)	14,811	29,268

	Total Revenues	73,233	94,342	95,806

	Benefits, claims and other deductions
	Insurance benefits and claims	(56,668)	(61,828)	(70,319)
21	Reinsurance ceded, net	1,163	1,001	808
22	Insurance acquisition expenses	(6,394)	(5,958)	(5,616)
	Bank operating expenses	(838)	(6,509)	(5,286)
22	Administrative expenses	(8,775)	(11,871)	(10,577)

	Total Benefits, Claims and Other Deductions	(71,512)	(85,166)	(90,990)

	Income before income tax expense	1,721	9,176	4,816
23	Income tax expense	(45)	(2,773)	(1,292)
4	Goodwill amortization, net	(788)	(353)	(634)
13	Minority interests	(385)	(2,124)	(858)
8	Equity in income from affiliated entities	17	(23)	(10)

	Net Income	520	3,904	2,021

24	Net Income Per Ordinary Share:[2]
	Basic	0.30	2.57	1.43
	Diluted	0.32	2.44	1.35

	Net Income	520	3,904	2,021
	Impact of exceptional operations[3]	–	(1,643)	(156)
	Goodwill amortization (group share)	681	279	180

	Adjusted Earnings[4]	1,201	2,540	2,045

24	Adjusted Earnings Per Ordinary Share:[2,4]
	Basic	0.70	1.67	1.45
	Diluted	0.70	1.60	1.37

(1)	The December 31, 2000 and 1999 financial statement data, as reported, have been presented under a new basis of presentation following the implementation of new French Regulations effective January 1, 2001. The impact of the new French Regulations is described in note 2, with unaudited Pro forma financial information provided in note 32.
(2)	2000 and 1999 per ordinary share data restated for the effect of the 4-for-1 stock split approved by the shareholders at the annual general meeting held on May 9, 2001.
(3)	The exceptional operations included: In 2000:
	–	the consolidated net realized gain on the sale of Donaldson, Lukfin & Jenrette (“DLJ”), which totaled euro 2,004 million net group share (euro 2,071 million net group share and net of realized and unrealized losses on Credit Suisse Group shares received in respect of that transaction of euro 67 million);
	–	realized losses and valuation allowances of euro 236 million (net group share) relating primarily to the Equitable Life high yield bond portfolio as a result of broad weaknesses in credit markets from a slowing economy during the third and fourth quarter coupled with review of investment strategy following AXA’s acquisition of the minority interests in AXA Financial; and
	–	provision of euro 125 million recorded during the period in connection with the sale of Banque Worms, which was completed in April 2001. In 1999:
	–	euro 156 million (net group share) related to the acquisition of Guardian Royal Exchange (GRE).
(4)	Adjusted earnings represents AXA’s consolidated net income before goodwill amortization and exceptional operations. Adjusted earnings is a non-GAAP measure, which management believes provides a meaningful understanding of the results. It should be noted that “Adjusted Earnings” as defined may not be comparable with similarly-titled measures reported by other companies as it is not defined under either French GAAP or US GAAP.

The accompanying notes are an integral part of these consolidated financial statements.

AXA
Consolidated Statements of Shareholders’ Equity

	Ordinary Shares		Capital	Retained	Net income
			in excess	earnings	for the
	Number	Nominal	of nominal	brought	financial	TOTAL
(in euro millions, except number of shares)	in millions[1]	value	value	forward	year

Balance at December 31, 1998	1,401.2	3,204	5,118	3,684	1,531	13,537

Adjustment on opening balance	–	–	–	(16)	–	(16)
Issuance of ordinary shares	4.8	11	102	–	–	113
Cash dividend	–	–	–	(582)	–	(582)
Exercise of stock options	13.2	30	82	–	–	112
Conversion of bonds	6.4	14	49	–	–	63
Change in goodwill arising from Royale Belge acquisition	–	–	–	52	–	52
Impact of foreign currency fluctuations	–	–	–	954	–	954
Change in goodwill arising from UAP acquisition[2]	–	–	–	88	–	88
Effect of restructurings	–	–	–	7	–	7
Transition allowance	–	–	–	8	–	8
Net income	–	–	–	–	2,021	2,021

Balance at December 31, 1999	1,425.2	3,260	5,350	4,195	3,552	16,358

Conversion of 6.0% mandatorily convertible bonds at maturity	16.4	38	245	–	–	282
Issuance of ordinary shares
– Merger of AXA Participations	8.0	19	197	–	–	216
– Capital increase in June 2000	120.8	277	3,404	–	–	3,680
– Employee stock purchase program (July 2000)	8.0	18	217	–	–	235
– Exchanged in the buyout of minority interests in AXA Financial, Inc.	83.6	191	2,940	–	–	3,131
Exercise of stock options and conversion of bonds	2.8	7	27	–	–	34
Cash dividend	–	–	–	(713)	–	(713)
Impact of foreign currency fluctuations	–	–	–	(296)	–	(296)
Goodwill from buyout of minority interests
in AXA Financial, Inc.	–	–	–	(2,518)	–	(2,518)
Effect of restructurings	–	–	–	8	–	8
Net income	–	–	–	–	3,904	3,904

Balance at December 31, 2000	1,664.9	3,809	12,379	676	7,456	24,322

Impact of New French GAAP restatements[3]	–	–	–	(593)	–	(593)
Conversion of 4.5% mandatorily
convertible bonds at maturity	28.7	66	254	–	–	320
Issuance of ordinary shares
– Squeeze out merger in the buyout of minority interests in AXA Financial, Inc.	19.7	45	692	–	–	737
– Employee stock purchase program (July and December 2001)	18.3	42	279	–	–	321
Impact of change in methodology
(AXA Equity & Law Inherited Estate)	–	–	–	(79)	–	(79)
Exercise of share options	2.6	9	22	–	–	31
Cash dividend[4]				(1,053)	–	(1,053)
Impact of foreign currency fluctuations	–	–	–	300	–	300
Other	–	–	–	(49)	–	(49)
Net income	–	–	–	–	520	520

Balance at December 31, 2001[5]	1,734.2	3,971	13,627	(796)	7,976	24,780

(1)	The movement in the number of ordinary shares outstanding in 2000 and 1999 was restated to reflect the 4-for-1 stock split approved by the shareholders in May 2001.
(2)	The change in goodwill arising from the UAP acquisition in 1999 was attributable to AXA’s decrease in ownership interest in Sun Life & Provincial Holdings (“SLPH”) (a former UAP operation) as SLPH issued ordinary shares in connection with the acquisition of Guardian Royal Exchange (“GRE”) in May 1999.
(3)	The impact of the adoption of new French Regulations on January 1, 2001 is discussed in note 2 with unaudited Pro forma financial information provided in note 32.
(4)	Includes the cash dividend paid of euro 927 million and supplemental tax charge arising from such distribution of euro 126 million.
(5)	Includes a euro 869 million capitalization reserve.

For further information on the movements in shareholders’ equity see note 12. The accompanying notes are an integral part of these consolidated financial statements.

AXA
Consolidated Statements of Cash-Flows
	Year ended December 31,
(in euro millions)	2001	2000	1999

Net income	520	3,904	2,021
Adjustments to reconcile net income to net cash provided by operating activities:
Net investment (gains)/losses[2]	1,811	(10,256)	(3,669)
Minority interests	385	2,124	858
Depreciation and amortization expense	2,253	1,163	1,999
Change in insurance liabilities	9,011	14,873	14,863
Net change in banking activities including broker-dealer receivables & payables	(187)	1,457	(494)
Net change in repurchase agreements	53	(2,907)	9,817
Other[1]	(1,053)	3,720	8,381

Net cash provided by operating activities	12,795	14,078	33,776

Cash flows from investing activities[3]:
Maturities and sales:
Fixed maturities	60,491	43,878	42,110
Equity investments	23,003	40,047	20,388
Real estate	3,225	4,082	1,692
Loans and other	5,825	4,787	3,138
Purchases:
Fixed maturities	(71,090)	(41,347)	(38,666)
Equity investments	(31,421)	(47,487)	(50,517)
Real estate	(1,211)	(2,310)	(668)
Loans and other[4]	(8,892)	(16,418)	(14,046)
Net purchases of property and equipment	(724)	(452)	(133)

Net cash used in investing activities	(20,793)	(15,220)	(36,703)

Cash flows from financing activities:
Long term debt and borrowings	1,432	193	818
Subordinated debt and mandatorily convertible bonds and notes	(1,774)	8,174	2,126
Issuance of ordinary shares[5]	301	4,567	222
Dividends	(1,584)	(1,224)	(974)

Net cash (used in) provided by financing activities	(1,625)	11,710	2,192

Net impact of foreign exchange fluctuations	(514)	915	837
Change in cash due to change in scope of consolidation	91	452	3,606

Net (decrease) increase in cash and cash equivalents	(10,047)	11,935	3,709
Cash and cash equivalents beginning of year (net)	26,065	14,130	10,421

Cash and cash equivalents end of year (net)[5,6,7]	16,018	26,065	14,130

Supplemental cash flow information: continuing and discountinued operations
Interest Paid	913	6,371	5,307
Income Taxes Paid	661	1,245	1,294
Supplemental cash flow information: continuing operations
Interest Paid	913	713	559
Income Taxes Paid	661	1,007	1,025

(1)	Includes net change in other debtors and others creditors, including reinsurance deposits.
(2)	Includes the realized gain on the sale of Donaldson, Lufkin & Jenrette in 2000 of euro 3,407 million of which euro 1,336 million was attributed to minority interests.
(3)	Includes the cost of acquisitions and proceeds from the sale of subsidiaries.
(4)	Includes net movement in Separate Account assets in 2001 of euro 5,336 million (2000: euro 15,240 million and 1999 : euro 8,640 million).
(5)	Non-cash transactions in 2000 included: (i) conversion of the 6.0% mandatorily convertible notes into ordinary shares at maturity in January 2000 of euro 282 million, (ii) the merger of AXA Participations (an existing wholly-owned subsidiary of AXA) with and into AXA (the Company) of euro 216 million, and (iii) ordinary shares of AXA exchanged in connection with the buyout of the minority interests in AXA Financial of euro 3,131 million.
(6)	Non-cash transactions in 2001 included: (i) conversion of the 4.5% mandatorily convertible bonds into ordinary shares at maturity in January 2001 of Euro 320 million, (ii) the merger of Lor Finance and Financiére 45 (existing wholly-owned subsidiaries) with and into AXA (the Company) of Euro 2,198 million, and (iii) ordinary shares exchanged in connection with AXA’s buyout of minority interests in AXA Financial following the completion of the squeeze out merger of AXA Merger Corp. (a wholly-owned subsidiary of AXA created to effectuate the transaction) with and into AXA Financial on January 2, 2001 of Euro 737 million.
(7)	Represents cash and cash equivalents net of bank overdrafts. Cash and cash equivalents are presented in the balance sheet gross of bank overdrafts, which are presented separately in liabilities under the balance sheet caption “Amounts owed to credit institutions”. Gross cash and cash equivalents at December 31, 2001, 2000 and 1999 totaled euro 17,646 million, euro 28,728 million and euro 16,509 million, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements

1-Financial Statement Presentation

General Principles

AXA, a French société anonyme (the “Company” and, together with its consolidated subsidiaries, “AXA”), is the holding company for an international financial services group focused on insurance and asset management. A list of AXA’s consolidated entities is provided in note 3.

The consolidated financial statements of AXA have been translated into English from those published in French and include additional disclosures required by the U.S. Securities and Exchange Commission (“SEC”) primarily included in notes 6, 17, 27-31, 33 and 34 to the consolidated financial statements.

AXA’s consolidated financial statements are prepared as at December 31. Certain entities within AXA have a reporting year-end that does not coincide with December 31, in particular AXA Life Japan and its insurance subsidiaries, which have a September 30 financial year-end. In prior years, AXA Asia Pacific Holdings and its subsidiaries also had a financial year ending September 30; however, the financial year-end was changed to December 31 in 2001. Therefore, AXA’s 2001 consolidated financial statements included 15 months of operating results beginning October 1, 2000 for this group of companies.

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

Foreign Exchange Translation

For the years ended December 31, 2001 and 2000 and as at December 31, 2001 and 2000,

  assets and liabilities of subsidiaries denominated in foreign currencies, being the functional currency of the local subsidiary, were translated into Euro at exchange rates prevailing at the year-end.
  revenues and expenses transacted in foreign currencies have been translated into Euro using the average exchange rate for the accounting period.

The consolidated financial statements for the year ended December 31, 1999 were prepared and reported in French Francs and were subsequently converted and reported in Euro using the legal conversion rate of FF 6.55957 = €1.00 established on January 1, 1999.

Changes in Presentation

As a result of new French Regulations adopted in 2001 (discussed in note 2 below), certain reclassifications have been made to AXA’s consolidated balance sheet and statement of income as set out below.

BALANCE SHEET

  The investments and debtors are presented by nature of activity.
  The insurance liabilities are reported gross of reinsurance ceded, with the reinsurers’ share of insurance liabilities recognized as an asset.
  Non-subordinated debt issued by the company and its subsidiaries is presented separately in the balance sheet, whereas previously it was included under the balance sheet caption of financing debt or operating debt.

STATEMENT OF INCOME

  The change in the value of the separate account (unit-linked) assets are now included in the net investment results whereas in prior periods such changes were included in insurance, benefits and claims.
  In respect of the statement of income detailed by segment, presented in note 31 “Segment Information”, the elimination of all inter-segment intra-group operating transactions are now presented in a single column, which permits the reconciliation of the contributions by segment to that reported in AXA’s consolidated statement of income. In prior periods, the elimination of such activities was reported within each segment individually rather than in the aggregate across all of AXA’s segments.

The financial information provided for the years ended December 31, 2000 and 1999 have been reclassified accordingly for comparative purposes.

2 - Significant Accounting Policies

General Accounting Principles

The consolidated financial statements are prepared in accordance with generally accepted accounting principles in France (“French GAAP”). French GAAP is based on the:

  French Law of January 3, 1985 and its decree of application regarding consolidation; and
  Regulations issued by the French Accounting Regulations Committee (the Comité de la Réglementation Comptable) including the new French Regulation No. 2000-05 that became effective on January 1, 2001 and introduced certain new accounting and disclosure principles for preparing and presenting the consolidated financial statements of an insurance company.

In certain material respects, French GAAP differs from generally accepted accounting principles in the United States of America (“U.S. GAAP”). A description of the significant differences between French GAAP and U.S. GAAP, a reconciliation of AXA’s consolidated net income and shareholders’ equity to U.S. GAAP and condensed consolidated statements of income and balance sheets for each of the three years ended December 31, 2001 and at December 31, 2001 and 2000 are included in notes 33 and 34.

Changes in Accounting Principles Under French GAAP

CHANGES IN ACCOUNTING PRINCIPLES IN 2000 AND 1999
There were no changes in accounting principles adopted in 2000 and in 1999.

CHANGES IN ACCOUNTING PRINCIPLES IN 2001

In 2001, there have been changes in accounting principles due to (i) the implementation of the new French Regulations for preparing and presenting consolidated financial statements of French insurance companies, and (ii) in respect of the accounting for UK “with-profit” contracts. A summary of the significant changes in accounting principles is summarized below.

New French Regulations for consolidated financial statements of insurance companies

The new French Regulation No. 2000-05 became effective on January 1, 2001 and introduced certain new accounting and disclosure principles for preparing and presenting the consolidated financial statements of insurance groups in France. Most of the changes set out under the new French Regulations were already used by AXA and, therefore, only certain significant changes in accounting principles needed to be made, as summarized below.

  Newly consolidated entities and acquisitions of additional equity investments in consolidated subsidiaries:
  In general, for acquisitions completed after January 1, 2001, it is no longer possible to charge goodwill to shareholders’ equity in an amount equal to the portion of the acquisition financed through the issuance of new shares. In addition, certain transactions can be accounted for as a merger under Article 215 if certain requirements are met. Acquisitions prior to January 1, 2001 are not effected by this change as the change in accounting principle has been adopted prospectively.
  Intercompany transactions: Effective prospectively from January 1, 2001, realized capital gains and losses on intercompany transactions involving the sale of assets between AXA group companies, including insurance and reinsurance companies, are eliminated in consolidation unless there is an other-than-temporary realized loss, which is recorded immediately with a contra adjustment to policyholder participation, if necessary.
  Non-European life insurance companies: The results of these companies were previously prepared and consolidated based on U.S. GAAP, whereas under the new French Regulations, these companies now prepare and consolidate their results in accordance with French GAAP. This change principally affected the accounting for (i) fixed maturity and equity investments, which are to be stated at amortized cost and historical cost, respectively, whereas in prior periods such investments were stated at market value, and (ii) the cost of reinsurance, in particular relating to the reinsurance arrangement on the disability income business in the United States in 2000, which is now recorded as a charge in the period the reinsurance arrangement is placed whereas in 2000 the cost was to be amortized over the duration of the contract.
  Pension Plans: AXA has opted to apply the preferred method introduced by the new French Regulations, which allows the costs associated with pension plans and post-retirement benefits to be provided for and recorded in the operating results over the term of employment. In this context, commitments for benefits accruing from periods of long service to the company (or other similar benefits) can also be recognized as a liability.
  Insurance liabilities: From January 1, 2001 an additional provision relating to adverse changes in mortality assumptions is recorded in full in the year of the change rather than being recognized as an additional liability over the contract term, as in prior years. In addition, the basis used by AXA in determining its actuarial insurance liabilities is in line with the preferred method set out in the new French Regulations, in particular, the discount rates used are, in effect, lower than the expected future investment yield recommended in the Regulations.
  Equalization reserves: Equalization reserves that do not cover catastrophic risks, which are characterized by high costs and low occurrence, can no longer be recognized as liabilities.
  Unexpired risk provision: Interest income generated by earned premiums is deducted from the amount of the reserve to be established.

Unless otherwise indicated above, the cumulative effect of changes in accounting principles under French GAAP was recorded in AXA’s consolidated shareholders’ equity at January 1, 2001, net of tax and allocation to participating policyholders when material. For further information, see AXA’s consolidated statement of shareholders’ equity.

The pro forma impact of the significant changes in accounting principles on AXA’s consolidated balance sheet at December 31, 2000 and consolidated statement of income for the year ended December 31, 2000 are presented in note 32.

CHANGES IN ACCOUNTING PRINCIPLE SPECIFIC TO THE UK “WITH-PROFITS” CONTRACTS

In the context of AXA Equity & Law’s Plan of Financial Reorganization completed in 2001, as it related to its UK participating (with-profit) fund and related surplus assets referred to as the “inherited estate”, AXA changed its accounting for UK “with-profit” contracts. The UK “with-profit” contracts are participating life insurance contracts that provide for the sharing of investment performance and other company experience with policyholders. The excess of assets over liabilities (including the unrealized investment gains and losses) in the participating long-term business fund are maintained within a Fund for Future Appropriations (“FFA”). The FFA is, in general, used to fund the future terminal bonuses to be attributed to participating policyholders in accordance with the terms of the insurance contract. Consequently, the balance sheet in a UK insurance company will include not only the policyholder insurance benefits but also the FFA.

Up until December 31, 2000, the portion of the FFA attributable to terminal bonuses was included in the UK “with-profit” contract insurance liabilities, with the remaining portion in shareholders’ retained earnings and reserves. Effective from January 1, 2001 and due to AXA Equity & Law’s Plan of Financial Reorganization undertaken in 2001, to better reflect policyholders’ rights, 100% of the FFA is now included as part of the UK “with-profit” contract insurance liabilities.

This method is based on the “UK modified statutory basis” used in the local UK financial statements. Under this methodology the basis for which AXA recognizes profits from such participating business has also been changed, from the sum of 10% of the operating results derived from the business to only 10% of the bonus declared in the period.

In accordance with French GAAP, the impact of this change was included in AXA’s consolidated shareholders’ equity at January 1, 2001. For further information see AXA’s consolidated statement of shareholders’ equity.

Basis of Consolidation

Companies in which AXA exercises controlling influence are fully consolidated. Controlling influence is presumed when AXA directly or indirectly holds at least 40% of the voting rights and no other shareholder directly or indirectly holds a percentage interest greater than that held by AXA.

Companies in which AXA directly or indirectly holds 20% or more of the voting rights and for which AXA and other shareholders have agreed to exercise joint controlling influence are proportionately consolidated.

Companies in which AXA exercises significant long-term influence, that is affiliated companies, are accounted for by the equity method. Significant influence is presumed when AXA directly or indirectly holds 20% or more of the voting rights or when significant influence is exercised through an agreement with other shareholders.

Investments in mutual funds and investment and real estate companies by AXA’s life insurance subsidiaries are not consolidated but accounted for at cost, if the exclusion from consolidation does not materially misstate AXA’s consolidated financial condition or operating results. A subsidiary or an investment in an affiliated company is accounted for at cost, rather than being consolidated or accounted for as an investment under the equity method, if:

  from the date of acquisition, the entity is held for sale, the subsidiary does not have a material impact on AXA’s consolidated financial position and consolidated operating results, or
  the information required to prepare the consolidated financial statements cannot be readily obtained, either for reasons of cost or timeliness of preparing such information.

The equity holdings of entities that are not consolidated, which are used to support separate account (unit-linked) contracts, are included in the calculation of AXA’s controlling interest but are excluded from the calculation of the percentage of ownership interest.

Business Combinations: Purchase Accounting and Goodwill including acquisitions of minority interests

Business combinations generally are accounted for as acquisitions using the purchase method of accounting. Certain business combinations can be accounted for as a merger under Article 215 of the new French regulations, so long as specific criteria are met.

VALUATION OF ASSETS ACQUIRED AND LIABILITIES ASSUMED

The identifiable assets and liabilities of the acquired company are recorded at their estimated fair value. However, the insurance liabilities are maintained at the predecessor’s carrying value if the measurement basis is consistent with AXA’s accounting principles. In conjunction with purchase accounting relating to acquired life insurance operations, an asset is recorded corresponding to the present value of estimated future profits emerging on purchased life insurance business in-force at the date of acquisition (also referred to as value of purchased life insurance business in-force or VBI). The present value of future profits is estimated using actuarial assumptions based on anticipated experience determined as of the purchase date using a discount rate that includes a risk premium.

ACQUISITIONS OF MINORITY INTERESTS

In respect of acquisitions of minority interests of an existing consolidated entity, the portion of assets acquired and liabilities assumed are maintained at their carrying values at the date of acquisition and not adjusted to reflect their estimated fair values.

DETERMINATION OF PURCHASE PRICE

The purchase price includes the direct costs and external fees related to the transaction, including the costs of settling or exchanging outstanding employee share options of the target company (applicable to all acquisitions including acquisitions of minority interests). If the transaction is based in a foreign currency, the impact of the foreign currency is included in the purchase price at the date of the transaction or the initial date of the transaction (if it occurs over a period of time).

GOODWILL

The difference between the purchase price and the net assets acquired represents goodwill. If goodwill is positive, that is, the purchase price is greater than the identifiable net assets acquired, goodwill is recorded as an asset. If goodwill is negative, the following adjustments are made:

  acquisition was a company that was not previously consolidated: the estimated fair value determined for real estate is decreased to the extent necessary to eliminate such excess.
  acquisition is an increase in an ownership interest of an existing consolidated company: the net book value of the assets are reviewed and decreased in value where appropriate, with the remaining negative goodwill offset against any pre-existing goodwill asset arising from previous partial acquisitions of the relevant company.

Any excess remaining after the adjustments above is recorded as a liability and is referred to as negative goodwill.

Revisions can be made to goodwill up until the end of the fiscal year end following the year of the acquisition, if new information becomes available.

For acquisitions undertaken prior to January 1, 2001, when new shares were issued by the Company to partly finance an acquisition, a portion or all of the goodwill could be charged directly to retained earnings and reserves (in proportion to the value of shares issued by AXA to total purchase price). The value recorded in retained earnings and reserves would remain unchanged unless there was a dilution of ownership interest in the acquired company (see “Net Investment Results” below). Any remaining goodwill would have been recorded as a goodwill asset and amortized. This prior treatment was not subject to a retroactive adjustment upon adoption of the new French Regulations in 2001.

Intercompany Transactions

From January 1, 2001 and in preparing the consolidated financial statements, the entire effect of intercompany transactions is eliminated upon consolidation unless there are other-than-temporary losses, which are recorded immediately.

In addition, the total or partial transfer of securities between two consolidated subsidiaries (for which AXA has a level of interest less than 100% in either entity) will not effect the consolidated operating results with the exception of the recognition of any related deferred tax and allocation to participating policyholders, as it is reported as a change within shareholders’ equity (and presented separately in the Statement of Shareholders’ Equity as “effect of restructurings”).

Valuation of Assets

GOODWILL

The goodwill amortization period is dependent on the type of business activity acquired, the market and future profitability. The amortization period generally does not exceed 30 years for insurance operations, including banks and asset management companies whose principal activity is the management of assets on behalf of insurance companies of AXA. For asset management operations that manage assets on behalf of third parties, the goodwill amortization period does not exceed 20 years, or five years for brokerage operations. If the goodwill is less than €10 million (€1.5 million for brokerage operations), then the goodwill asset is fully amortized as a charge against earnings in the year of acquisition.

Goodwill will be evaluated based on circumstances and events that may arise and indicate the carrying value is no longer recoverable resulting in a change in estimated useful life or a writedown of the carrying amount based on the future operating cash flows and profits. The operating cash flows used in this assessment are those of the entity acquired, if separately identifiable, or the business segment that acquired the entity, or at the level of AXA group as a whole in the event that such an acquired company has activities that fall in more than one business segment of AXA.

INTANGIBLE ASSETS

Value of purchased life insurance business in force (“VBI”)

The VBI, in respect of acquired life insurance companies, is determined based on profits emerging over the contract period and is amortized over the life of the relevant contracts. VBI is subject to annual recoverability testing based on actual experience and expected trends with respect to the principal assumptions used to calculate the VBI.

Capitalized software costs

Certain costs associated with developing software for internal use are capitalized and amortized on a straight- line basis over the estimated useful life of such assets (in general not to exceed five years).

INVESTMENTS FROM INSURANCE, BANKING AND OTHER ACTIVITIES

In general, the accounting for investments is described below.

Real estate investments are stated at historical cost less accumulated depreciation and any valuation allowances. Valuation allowances are recorded for a decline in the value of a property that is deemed to be other-than-temporary. Real estate acquired in satisfaction of debt is valued at estimated fair value at the date of foreclosure.

Fixed maturity securities are stated at amortized cost less valuation allowances. Generally, valuation allowances are recorded for declines in the value of a specific fixed maturity security that are deemed to be other-than-temporary whereby the amount may not be fully recoverable.

Equity securities are stated at historical cost less any valuation allowances for declines in the estimated fair values of specific equity investments that are deemed to be other-than-temporary. An other-than-temporary decline is determined based on a systematic analysis of the equity security and may be recognized depending on various qualitative factors and the estimated fair value of the security, if it is 80% or less of its carrying value for a period, in general, of at least 6 months. Certain equity securities that do not fall under this criteria may be subject to a valuation allowance if the decline in value is determined to be other-than-temporary. Valuation allowances recorded for the impairment of equity securities may be reversed in subsequent periods.

Policy loans are stated at outstanding principal balances.

Mortgage loans on real estate are stated at outstanding principal balances, net of unamortized discounts and valuation allowances. Impairment measurement is based on the present value of expected future cash flows, discounted at the loan’s effective interest rate, at the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent.

Investments in real estate companies and mutual funds are accounted for as real estate investments or as equity securities, respectively.

Investments for certain activities are stated at fair value with the change in fair value included in income under “net investment result”. The activities in which investments can be valued at fair value are set out below:

•	Invested assets in respect of insurance operations in which the unrealized gains and losses of the invested assets are used to determine the value of insurance liabilities:
	–	invested assets in respect of separate account (unit-linked) contracts;
	–	invested assets supporting the UK “with-profit” funds; and
	–	certain investments held by Non-European life insurance subsidiaries.
•	Invested assets held by AXA’s banking subsidiaries for trading purposes.

DETERMINING FAIR VALUE OF INVESTMENTS

The basis for determining the fair value of investments is as follows: (i) listed equity and fixed maturity securities are based on the quoted market price at date of valuation and unlisted securities are valued based on quoted market prices of comparable securities, pricing models or other similar valuation techniques, (ii) the fair value of real estate held for investment purposes is determined by qualified appraisers and is reviewed with reference to current market conditions, and (iii) the fair value of loans is based on estimated future cash flows utilizing interest rates that reflect current market conditions, and non-performing loans are valued based on the lower of the guaranteed value or future cash flows.

The method of determining fair value may not correspond to the actual price realized when the investment is sold either in a block (with other similar investments rather than individually) or due to the actual tax impact on the realization of unrealized gains and losses when the investment is sold.

OTHER ASSETS

Real estate (property) owned and occupied by AXA is included under the balance sheet caption “Other assets” and depreciated on a straight-line basis over the estimated useful life of the buildings, ranging from 20 to 50 years. This includes materials, fixtures and equipment that are depreciated on a straight-line basis over the estimated useful life for each asset.

Amounts receivable from reinsurers are estimated in a manner consistent with the insurance benefits / claim reserves associated with the reinsured business. These receivables are evaluated and monitored for recoverability to minimize exposure to significant losses from reinsurer insolvencies.

DEFERRED ACQUISITION COSTS (“DAC”) IN RESPECT OF LIFE INSURANCE OPERATIONS

The costs of acquiring new and renewal business that vary with and are primarily related to the production of new business are specifically identified and deferred by establishing an asset. This asset is amortized based on the estimated gross profits emerging over the contract term. Estimates of gross profits are reviewed at the end of each accounting period and the amount not deemed recoverable from future estimated gross profits is recorded as a charge against income. DAC is reported net of unearned revenue reserves, which are recorded in income over the contract term using the same amortization basis used for DAC.

Valuation of Liabilities

PROVISIONS FOR RISKS AND CHARGES

Restructuring costs

In connection with a business combination, restructuring costs relating to employee termination benefits, the closing of office sites and image changes in respect of the acquired company are included in a restructuring provision recognized in the opening balance sheet of the acquired company. When a restructuring provision impacts the acquirer or its subsidiaries, a restructuring provision is recorded as a liability and included in the purchase price. In the event that the provision is not fully utilized, the release of the provision does not impact the post-acquisition operating results. In other cases, restructuring provisions are recorded in the period a restructuring plan is approved with any release in provision recorded in the operating results.

Pensions and other post-retirement benefits

AXA provides and administers pension plans and other post-retirement related benefits to its employees worldwide. AXA applies the preferred method introduced by the new French Regulations, which allows the costs associated with the pension plans to be provided for and recorded in the operating results over the term of employment. The pension cost and the related provision is determined based on actuarial valuation methods and estimates, which give a substantially even charge over the expected service lives of employees on a going concern basis. The pension cost for AXA (the Company) and its subsidiaries is included in insurance liabilities when the pension plan is covered by insurance contracts written by AXA and the employees benefit directly from AXA, as the insurer.

Income taxes

AXA’s French insurance subsidiaries, AXA Financial and, where permitted, other subsidiaries file individually consolidated income tax returns; other companies file separate income tax returns. Current income tax expense (benefit) is recorded in earnings based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year. Deferred income tax assets and liabilities are recorded based on the differences between financial statement carrying amounts and income tax bases of assets and liabilities and for net operating loss carryforwards, if any, using the tax regulations in force in the relevant local tax jurisdictions. Valuation allowances are recorded for deferred tax assets that are not expected to be recovered.

LIABILITY FOR INSURANCE BENEFITS AND CLAIMS

Unearned premium reserves

An unearned premium reserve is established and represents the portion of gross premium written which has not yet been earned in the period. A portion is included in income over the periods benefited, as the portion of the unearned premium reserve earned in the period is calculated on a pro rata basis in proportion to the insurance still in force at period-end. The deferred acquisition costs related to such contracts are included as an asset under the heading “Prepayments and accrued income” using the same basis.

Insurance liabilities

For traditional life insurance contracts (that is, those contracts with significant mortality risk), the liability for future policy benefits is calculated in accordance with the applicable regulatory principles of each country on the basis of actuarial assumptions as to investment yields, mortality, morbidity and expenses, using a prospective approach. An additional provision is recorded in the event of an adverse impact on the benefits due to a change in mortality tables. If the contracts include a minimum guaranteed rate of return, the insurance liability will also include a provision necessary to cover the guarantee in the event that the actual rate of return is insufficient.

The liability for savings contracts or other investment contracts, in which there is minimal mortality or morbidity risk and that are not separate account (unit-linked) contracts, is determined using the retrospective method. Under this method, the liability represents an account balance based on the premiums received to date plus any interest or bonus credited to the policyholders less policy charges, such as, for insurance administration and surrenders.

In respect of participating life insurance contracts, whereby the policyholder has the right to participate / share in the investment returns / profits earned by the insurance company, the future policy benefit liability includes a value attributable to anticipated participation rights arising from the operating results or net investment return for the period.

The method in determining the insurance benefits is in line with the preferred method set out in the new French Regulations effective from January 1, 2001, in particular, the discount rates used by the group are, in effect, lower than the expected future investment yield recommended in the Regulations.

Specific to future policy benefits on the UK “with-profit” contracts and as a result of AXA Equity & Law’s Plan of Financial Reorganization completed in 2001 (see “ Changes in accounting principles under French GAAP” above), the future policy benefits for such contracts include 100% of the FFA, which principally covers the future terminal bonuses according to the terms of these contracts. The FFA and, therefore, the future policy benefits vary with the change in market value of the assets supporting the participating “with-profit” funds.

Insurance claims and claims expenses

The claims reserves are determined on a basis to cover the total cost of settling an insurance claim. With the exception of disability annuities, annuities for which the payments are fixed and determinable, the claims reserves are not discounted. The claims reserves include the claims incurred and reported in the accounting period, claims incurred but not reported (“IBNR”) in the accounting period and costs associated with the claims settlement management. The claims reserve is based upon estimates of the expected losses and unexpired risks for all lines of business taking into consideration management’s judgement on the anticipated level of inflation, regulatory risks and the trends in cost and frequency of claims, actual against estimated claims experience, other known trends and development, and local regulatory requirements.

Claims reserves include unexpired risk provisions, equalization provisions and provisions for future negative margins as set out below.

  Unexpired risk provisions are established for contracts for which the premiums are expected to be insufficient to cover expected future claims and claims expenses. The calculation of the provision includes estimated future losses, administration expenses and investment income.
  Equalization provisions are determined based on local regulation in certain of the countries in which AXA operates and, principally, relate to catastrophe risks, such as hail, storms, floods, nuclear accidents, pollution liability and terrorist attacks. As described under “ Changes in accounting principles under French GAAP”, according to the new French Regulations, equalization reserves that do not cover catastrophic risks, which are characterized by high costs and low occurrence, are no longer recognized as liabilities.
  Provisions for future negative margins can be recorded by each insurance company based on local regulatory requirements. This provision must be necessary from an economic point of view. In the case of life insurance companies, this provision must consider the insurer’s recoverability of VBI and DAC.

PROVISION FOR LIQUIDITY RISK

A provision for liquidity risk must be recorded as a liability by an insurance company if there is a risk of liquidity, principally in the case of a large contract surrender, and if the total net book value of investments (excluding fixed maturity investments) of such company is greater than its total market value.

SEPARATE ACCOUNT (UNIT-LINKED) CONTRACTS

These contracts are linked to a specific pool of investment funds / assets and are written by AXA’s life insurance companies. In respect of these contracts, the investment risks and rewards are principally transferred to the policyholders and the guarantees on the benefits are realized and supported by the investment funds. For these contracts the liability represents the fair value of the investment funds / assets linked to those contracts at the balance sheet date.

Derivative Instruments

Derivative instruments designated to hedge a specific asset, liability or net exposure and deemed effective in offsetting the hedged item’s changes in estimated fair value or cash flows are recorded on the accrual method. Under such method and in general, gains and losses associated with the derivative instruments, in respect of effective hedges, are deferred and recognized in the net investment results generally over the life of the hedged asset or liability with amounts recorded in the category corresponding to the hedged item. However, realized and unrealized gains and losses on derivative instruments that are used to hedge the foreign currency risk of net investments in certain foreign subsidiaries are recorded in shareholders’ equity, along with the related foreign currency translation adjustments.

Other derivative instruments that are not effective or not designated in a hedge relationship are stated at estimated fair value with the changes in fair value recorded in the net investment results. The estimated fair value of derivative instruments is determined based on quoted market prices, dealer quotes, pricing models or others methods determined by management based on amounts estimated to be realized on settlement, assuming current market conditions and an orderly and reasonable disposition.

Revenue Recognition

GROSS PREMIUMS AND FINANCIAL SERVICES REVENUES

Gross premiums from all types of life insurance are recognized as revenue when due except for short duration contracts. The revenues also include the premiums received on separate account contracts and contracts with insignificant or no mortality or morbidity risk, which are accounted for as deposits under U.S. GAAP, whereby only policy charges related to acquisition, administration, investment management and mortality charges are included as revenue.

Short duration life contracts, property and casualty insurance contracts and reinsurance contracts are recognized as revenue over the terms of the related insurance contracts. An unearned premium reserve is established to cover the unexpired portion of the written premiums. The unearned premium reserve is calculated on a pro rata basis based on the proportion of insurance still in force at year-end.

Gross revenues in respect of banking and other activities are determined principally as follows:

  commissions received upon the sale of financial products, including those revenues received by the insurance companies on such activities;
  commissions received and fees for services rendered in respect of asset management activities; and
  rental income received by real estate management companies and sales proceeds received on buildings constructed or renovated and subsequently sold by real estate businesses.

CHANGE IN UNEARNED PREMIUM RESERVES

The unearned premium reserve is reported as a liability (see “Unearned Premium Reserve” above). Total revenues in the period include the change in unearned premium reserve, which represents the earned premium in the period, gross of reinsurance.

Net Investment Result

The net investment result in respect of insurance activities includes:

  investment income from the insurance-related invested assets, net of depreciation expense on real estate investments (depreciation expense on real estate not held for investment is included in administrative expenses);
  financial charges and expenses;
  realized investment gains and losses net of valuation allowances for investment impairment; and
  unrealized investment gains and losses on invested assets in respect of separate account (unit-linked) assets, assets allocated to UK “with-profit” contracts and other invested assets whereby such assets are stated at market value (refer to “Investments from insurance, banking and other activities” above).

In respect of banking activities, interest income and financial charges, including interest expenses are included in bank operating income and bank operating expenses, respectively.

From time to time subsidiaries that are not wholly owned by AXA may issue additional capital. As a result, AXA’s ownership interest in that subsidiary decreases and a dilution gain or loss arises. This gain or loss is recorded in the net investment results.

Treasury Shares

The investment holding of a parent company’s shares by AXA (the Company) or its subsidiaries (“treasury shares”) is accounted for as an investment in equity securities if the treasury shares are held to stabilize the Company’s share price in the market, to be attributed to employees in connection with share purchase programs, or to be held for a short term by a subsidiary. In other cases, the treasury shares are accounted for as a reduction of shareholders’ equity.

Accounting for Share Options

The accounting principles adopted by AXA for the accounting of stock option plans will vary according to the type of stock option plan.

OPTIONS TO SUBSCRIBE FOR SHARES (INCREASES AXA’S CAPITAL)

For share option plans issued by the Company that do not provide a guarantee of liquidity given by the Company to the employee, in principle, an expense is not recorded. For share option plans issued by AXA entities other than the Company in which the grant provides an advantage to the employees (the exercise price is less than the market price at the date the number of options and the exercise price are known), a liability is recorded on a systematic basis over the vesting period.

For all share options granted by the Company or any other AXA entity that provide a guarantee for liquidity, a liability (corresponding to the difference between the market value of the shares and the exercise price) is determined at measurement date, being the vesting or exercise date. Accordingly, an estimate of the compensation charge is determined at the end of each interim reporting period dependent on the market value of the underlying shares at such interim date.

In respect of acquisitions of minority interests, the cost of settling or exchanging outstanding employee share options of the target company is included in the purchase price, as the buyout includes the cost of acquiring the minority shareholders interests plus the potential shares to be issued by the target company in respect of the share options granted to its employees.

OPTIONS TO PURCHASE SHARES (WHICH ARE PURCHASED WITHIN THE MARKET)

When employee share options to purchase shares are issued by AXA, a provision is recorded (corresponding to the difference between the market value of the shares to be acquired in the market and the exercise price) over the vesting period. This provision is adjusted on an annual basis to reflect the change in market value of the underlying shares up until the date the shares are to be acquired upon exercise of the option by the employee.

When a share option plan to purchase shares includes a guarantee of liquidity, the sale of ordinary shares to employees is considered temporary and, therefore, not considered a sale that results in a decrease in ownership interest in the company.

3-Principal Subsidiaries and Companies accounted for under the equity method

PRINCIPAL CHANGES IN CONSOLIDATION IN 2001

The principal change in the scope of consolidation in 2001 was the sale of Banque Worms to Deutsche Bank that was completed on April 2, 2001. Since January 1, 2001, Banque Worms has not been consolidated. See note 26 “Off Balance Sheet Commitments” for further information. All other changes in scope of consolidation in 2001, as indicated in the tables below, were not significant.

PRINCIPAL CHANGES IN CONSOLIDATION IN 2000

The principal changes in scope of consolidation in 2000 are set out below.

United Kingdom. The buyout of minority interests in SLPH (subsequently renamed AXA UK Holdings) in July 2000, whereby AXA’s ownership interest increased from 56% to 100%.

United States

  In October 2000, Alliance Capital acquired substantially all of the assets and assumed substantially all of the liabilities of Sanford C. Bernstein, a U.S.-based asset management company.
  In November 2000, Donaldson, Lukfin & Jenrette (“DLJ”) was sold to Credit Suisse Group. As a result, only nine months of DLJ’s operating results were included in AXA’s consolidated statement of income.
  In December 2000, AXA proceeded to buyout the minority interests in AXA Financial based on a Merger Agreement dated October 17, 2000. The tender offer became unconditional from December 26, 2000 and was completed on December 29, 2000. The subsequent merger between AXA Merger Corp.1 and AXA Financial occurred on January 2, 2001. As a result, AXA increased its ownership interest in AXA Financial from 60% to 100%. For purposes of these consolidated financial statements, the date of acquisition was December 31, 2000, with no impact on scope of consolidation in 2001.

Japan. In March 2000, AXA acquired Nippon Dantaï and integrated its existing Japanese life insurance operations along with Nippon Dantaï’s operations into a new company called AXA Nichidan Life, and also created a new holding company, AXA Nichidan Insurance Holding. AXA held a 96.4% ownership interest in AXA Nichidan. As a result of the acquisition, AXA’s total assets increased by €38 billion at December 31, 2000. In 2001, AXA Nichidan was renamed AXA Life Japan.

(1)	A Delaware holding company created to facilitate the exchange offer and subsequent merger of AXA Financial, Inc. and was a wholly-owned subsidiary of AXA.

Spain. In December 2000, AXA acquired the 30% interest in AXA Aurora held by Banco Bilbao Vizcaya

Argentaria (“BBVA”), and as a result, AXA increased its ownership interest in AXA Aurora to 100%.

Hong Kong. In November 1999, AXA Australia (a subsidiary of AXA Asia Pacific Holdings, in which AXA has a 51% ownership interest) acquired the 26% minority interest in AXA China Region. As a result, AXA’s ownership interest in AXA China Region, through AXA Asia Pacific Holdings, increased from 34.7% to 51.0%.

The following tables list the companies consolidated (fully or proportionally) or accounted for under the equity method, as well as the Company’s share of the subsidiary’s voting rights and direct and indirect ownership interest, at December 31, 2001 and 2000.

Companies fully consolidated

Certain entities below represent the parent company of sub-groups that can hold an interest in entities in more than one country and, therefore, may be consolidated with an ownership interest less than that indicated for the parent company of the sub-group.

Parent and Holding Companies

		2001		2000
	Change in Scope	Voting rights	Ownership interest	Voting rights	Ownership interest

France
AXA		Parent company		Parent company
AXA China		100.00	75.99	100.00	75.99
AXA France Assurance		100.00	100.00	100.00	100.00
Colysée Excellence		100.00	100.00	100.00	100.00
AXA Participations II (formely Finacière Mermoz)		100.00	100.00	100.00	100.00
Jour Finance		100.00	100.00	100.00	100.00
Mofipar		100.00	100.00	100.00	100.00
Société Beaujon		99.99	99.99	99.99	99.99
AXA Technology Services	Created	100.00	99.81	-	-
AXA Direct	Intragroup Merger	-	-	100.00	100.00
Financière 45	Intragroup Merger	-	-	100.00	100.00
Lor Finance	Intragroup Merger	-	-	100.00	100.00

United States
AXA Financial, inc		100.00	100.00	100.00	99.99
AXA Merger Corp.	Intragroup Merger	-	-	100.00	100.00

United Kingdom
Guardian Royal Exchange Pic		100.00	99.99	100.00	99.99
AXA UK Holdings Limited		100.00	100.00	100.00	100.00
AXA UK Pic		100.00	99.99	100.00	99.99
AXA Equity & Law Pic		99.94	99.94	99.94	99.94

Asia/Pacific
AXA Assurance Investment Holding		100.00	100.00	100.00	100.00
National Mutual International		100.00	51.00	100.00	51.00
AXA Insurance Holding Japan		96.42	96.42	96.39	96.39
AXA Asia Pacific Holdings Ltd		51.00	51.00	51.00	51.00

Germany
GRE Continental Europe Holding Gmbh		100.00	90.17	100.00	90.17
Kölnische verwaltungs A.G für Versicherungswerte		99.56	97.30	99.56	97.30
AXA Konzern AG		90.86	90.17	90.86	90.17

Belgique
AXA Holdings Belgium		99.98	99.87	99.98	99.80
Royale Belge Investissement		99.98	99.87	99.98	99.80
AXA Participations Belgium	Intragroup Merger	-	-	100.00	99.74
Finaxa Belgium	Intragroup Merger	-	-	99.99	99.99

Luxembourg
AXA Luxembourg SA		100.00	99.87	100.00	99.80

Austria
AXA Nordstern Holding	*	100.00	90.17	-	-

The Netherlands
AXA Verzekeringen		100.00	99.87	100.00	99.80
Gelderland		100.00	99.87	100.00	99.80
Royale Belge International		100.00	99.87	100.00	99.80
Vinci BV		100.00	100.00	100.00	100.00
AXA Nederlands BV		94.36	99.87	94.36	99.80

Spain
AXA Aurora		100.00	100.00	100.00	100.00

Italy
AXA Italia SpA		100.00	100.00	100.00	99.98

Marocco
AXA Ona		51.00	51.00	51.00	51.00

Turkey
AXA Oyak Holding AS		50.00	50.00	50.00	50.00

(*) Consolidated under the German sub-group (became a separate reporting operation in 2001).

Life & Savings and Property & Casualty

		2001		2000
	Change in Scope	Voting rights	Ownership interest	Voting rights	Ownership interest

France
AXA Assurances Iard		100.00	100.00	100.00	100.00
AXA Conseil Iard		100.00	100.00	100.00	100.00
AXA Conseil Vie		100.00	100.00	100.00	100.00
Direct Assurances Iard		100.00	100.00	100.00	100.00
Direct Assurances Vie		100.00	100.00	100.00	100.00
AXA Assurances Vie		100.00	99.93	100.00	99.93
AXA Collectives		99.40	99.40	99.40	99.40
AXA Courtage Iard		99.65	99.65	99.65	99.65
Juridica		98.51	98.51	98.51	98.51
Argovie		94.03	93.46	94.03	93.46

United States
The Equitable Life Insurance Soc.		100.00	100.00	100.00	99.99

Canada
AXA Canada		100.00	100.00	100.00	100.00

United Kingdom
AXA Equity & Law Life Assurance Soc.		100.00	99.99	100.00	99.99
AXA Insurance UK		100.00	99.99	100.00	99.99
AXA Sun Life		100.00	99.99	100.00	99.99
GREA Insurance		100.00	99.99	100.00	99.99
PPP Group Plc		100.00	99.99	100.00	99.99
PPP Healthcare Ltd		100.00	99.99	100.00	99.99
PPP Lifetimecare		100.00	99.99	100.00	99.99
E-business AXAUK	Created	100.00	99.99	–	–

Ireland
Guardian PMPA Group Ltd		100.00	99.99	100.00	99.99

Asia/Pacific
AXA Group Life Japan		100.00	96.42	100.00	96.39
AXA Life Japan		100.00	96.42	100.00	96.39
AXA Insurance Hong Kong		100.00	100.00	100.00	100.00
AXA Insurance Singapore		100.00	100.00	100.00	100.00
AXA Life Singapore		100.00	51.00	100.00	51.00
AXA Non Life Insurance Co Ltd		100.00	100.00	100.00	100.00
AXA General Insurance Hong Kong		100.00	100.00	100.00	100.00
AXA Australia New Zealand (sub-group)		100.00	51.00	100.00	51.00
AXA Minmetals Assurance Co Ltd		51.00	38.75	51.00	38.75

Germany
AXA Versicherung AG		100.00	90.17	90.86	90.17
AXA Leben Versicherung AG		100.00	90.17	90.86	90.17
Die Alternative		100.00	100.00	100.00	100.00
AXA Kranken Versicherung AG		99.40	89.63	90.86	90.17

Life & Savings and Property & Casualty

		2001		2000
	Change in Scope	Voting rights	Ownership interest	Voting rights	Ownership interest

Hungary
AXA Biztosito Rt		100.00	90.17	100.00	90.17

Austria
AXA Versicherung		100.00	90.17	100.00	90.17

Belgium
Ardenne Prévoyante		100.00	99.87	100.00	99.80
AXA Royale Belge		100.00	99.87	100.00	99.80
UAB		100.00	99.87	100.00	99.80

Luxembourg
AXA Assurances Luxembourg		100.00	99.87	100.00	99.80
AXA Assurances Vie Luxembourg		100.00	99.87	100.00	99.80

The Netherlands
AXA Leven N.V.		100.00	99.87	100.00	99.80
AXA Schade N.V.		100.00	99.87	100.00	99.80
AXA Zorg N.V.		100.00	99.87	100.00	99.80
Unirobe Groep B.V.		100.00	99.87	100.00	99.80

Spain
Ayuda Legal de Seguros y Reaseguros		100.00	99.68	100.00	99.67
AXA Aurora Iberica de Seguros y Reaseguros		99.68	99.68	99.68	99.68
AXA Aurora Vida de Seguros y Reaseguros		99.68	99.68	99.68	99.68
AXA Aurora Vida		99.96	99.65	99.96	99.65
Hilo Direct de Seguros y Reaseguros		50.00	50.00	50.00	50.00

Italy
AXA Interlife		100.00	100.00	100.00	100.00
UAP Vita		100.00	100.00	100.00	99.89
AXA Assicurazioni		100.00	99.98	99.99	99.98

Switzerland
AXA Compagnie d’Assurances sur la Vie		99.99	99.98	99.99	99.98
AXA Compagnie d’Assurances		99.95	99.95	99.95	99.95

Portugal
AXA Portugal Companhia de Seguros		99.62	99.39	93.76	99.30
AXA Portugal Companhia de Seguros de Vida		95.09	95.09	95.09	95.09

Morocco
AXA Assurance Maroc		99.99	51.00	99.99	51.00
Epargne Croissance		99.59	50.80	99.59	50.80

Turkey
AXA Oyak Hayat Sigorta		100.00	50.00	100.00	50.00
AXA Oyak Sigorta		70.92	35.46	71.02	35.51

International Insurance (entities having worldwide activities)

		2001		2000
	Change in Scope	Voting rights	Ownership interest	Voting rights	Ownership interest

AXA Corporate Solutions (sub-group)		100.00	99.99	99.74	99.70
AXA Assistance (sub-group)		100.00	100.00	100.00	100.00
AXA Cessions		100.00	100.00	100.00	99.70
English & Scottish		100.00	100.00	100.00	100.00
Créalux		100.00	99.87	100.00	99.80
Futur Ré		100.00	98.48	100.00	98.19
Paneuroré		100.00	97.94	100.00	97.92
Saint-Georges Ré		100.00	100.00	100.00	100.00

Asset Management (entities having worldwide activities)

		2001		2000
	Change in Scope	Voting rights	Ownership interest	Voting rights	Ownership interest

AXA Investment Managers (sub-group)		96.00	94.06	97.49	94.90
Of which AXA Rosenberg		50.00	47.03	50.00	47.39
Alliance Capital (sub-group)		52.28	52.28	52.64	52.64
National Mutual Funds Management (sub-group)		100.00	51.00	100.00	51.00

Financial Services

		2001		2000
	Change in Scope	Voting rights	Ownership interest	Voting rights	Ownership interest

France
AXA Banque		100.00	100.00	100.00	100.00
AXA Crédit		65.00	65.00	65.00	65.00
Banque des Tuileries		100.00	100.00	100.00	100.00
Colisée Suresnes		100.00	96.32	96.33	96.32
Compagnie Financière de Paris		100.00	100.00	100.00	100.00
Holding Soffim		100.00	100.00	100.00	100.00
Sofapi		100.00	100.00	100.00	100.00
Sofinad		100.00	100.00	100.00	100.00
Compagnie Financière de Paris Crédit	Created	100.00	100.00	–	–
AXA France Finance	Created	100.00	99.97	–	–
Colisée 21 Matignon	**	–	–	100.00	100.00
Compagnie Parisienne de Participations	**	–	–	100.00	100.00
Monté-Scopeto	**	–	–	100.00	100.00
Société de Gestion Civile Immobilière	**	–	–	100.00	100.00
Transaxim SNC	**	–	–	100.00	100.00
Colisée Victoire	**	–	–	99.74	99.74
AXA Millésimes	**	–	–	36.18	36.14

Germany
AXA Vorsorgebank		100.00	90.17	100.00	90.17
AXA Bausparkasse AG		99.67	89.87	99.65	89.85

Belgium
AXA Bank Belgium		100.00	99.87	100.00	99.80
IPPA Vastgoed		100.00	99.87	100.00	99.80

Hungary
AXA Biztosito Pension Fund	*	100.00	90.17	–	–

(*)	Consolidated under the German sub-group (became a separate reporting operation in 2001).
(**)	Entity had no activity in 2001 and therefore, was not material and was deconsolidated.

Companies proportionally consolidated

Insurance

		2001		2000
	Change in Scope	Voting rights	Ownership interest	Voting rights	Ownership interest

France
Natio Assurances		50.00	50.00	50.00	50.00
NSM Vie		40.07	40.07	40.10	40.07

Belgique
Assurances de la Poste		50.00	49.94	50.00	49.90
Assurances de la Poste Vie		50.00	49.94	50.00	49.90

Investments in affiliated companies (equity method)

Insurance

		2001		2000
	Change in Scope	Voting rights	Ownership interest	Voting rights	Ownership interest

Germany
Général Ré		49.90	44.99	49.90	36.19

Asia/Pacific
National Mutual Home Loans Origination Fund No. 1		100.00	51.00	100.00	51.00
Members Equity Pty Ltd		50.00	25.50	50.00	25.50
Ticor		28.62	14.60	28.60	14.59
AXA Australia Diversified Property Trusts	Sold	–	–	23.00	11.70

Financial Services

		2001		2000
	Change in Scope	Voting rights	Ownership interest	Voting rights	Ownership interest
			interest		interest

France
Banque de Marchés et d’Arbitrages		27.71	27.68	27.71	27.68
Banque Worms	Sold	–	–	100.00	100.00

4-Business Combinations

Goodwill

An analysis of goodwill by principal acquisition and by segment is presented in the table below.

	At Dec. 31	Year ended December 31, 2000				At Dec. 31	Year ended December 31, 2001				At Dec. 31
	1999					2000					2001
(in euro millions)	Carrying value	Acqui- sition	Currency changes	Amorti- zation	Other changes	Carrying value	Acqui- sition	Currency changes	Amorti- zation	Other changes	Carrying value	Years remaining

Acquired Companies:
AXA Colonia and Albingia
(acquisition of minority
interests)	195	29	–	(7)	–	217	4	–	(10)	–	211	28
AXA China Region
(including acquisition of
minority interests)	39	300	(10)	(15)	–	314	–	(18)	(20)	–	276	18
AXA Investment Managers
(including AXA Rosenberg)	123	–	–	(14)	–	109	–	7	(9)	–	107	13
AXA Equity & Law	–	–	–	–	–	–	451	10	(11)	–	449	29
Guardian Royal Exchange
(without Albingia)	317	–	(1)	(13)	123	426	–	8	(23)	–	411	28
Guardian Royal Exchange
(Albingia)	355	–	–	(12)	–	343	–	–	(20)	–	323	28
Royale Belge (acquisition
of minority interests)	638	–	–	(22)	–	616	–	–	(22)	–	593	27
UAP	260	–	–	(10)	–	250	–	–	(15)	–	235	25
Alliance Capital	–	583	(11)	(15)	–	557	–	38	(30)	–	565	19
Sanford C. Bernstein	–	3,689	(71)	(52)	–	3,566	–	235	(190)	8	3,619	19
Nippon Dantaï	–	1,856	152	(32)	–	1,976	–	(252)	(65)	130	1,789	29
SLPH (acquisition
of minority interests)	–	1,971	–	(35)	(73)	1,863	–	–	(72)	–	1,791	29
AXA Financial, Inc.
(acquisition of minority
interests)	–	4,782	–	–	–	4,782	–	–	(191)	7	4,599	29[1]
AXA Aurora (acquisition
of minority interests)	–	104	–	–	–	104	–	–	(3)	–	101	29
Sterling Grace	–	–	–	–	–	–	129	–		–	129	15
Goodwill under euro
100 millions each	860	146	12	(133)	(144)	741	–	6	(107)	40	680	–

TOTAL	2,789	13,460	71	(360)	(95)	15,865	584	34	(789)	185	15,879

Total by Segment:
Life & Savings	670	7,405	145	(98)	(61)	8,062	627	(259)	(315)	57	8,171
Property & Casualty	1,689	661	–	(111)	24	2,264	4	8	(133)	26	2,168
International Insurance	35	25	–	(15)	9	54	–	1	(8)	0	48
Asset Management	232	5,302	(74)	(101)	–	5,359	–	284	(286)	55	5,412
Other	162	66	–	(34)	(67)	126	–	–	(47)	0	79

(1) The portion of goodwill attributed to the Asset Management activities is to be amortized over 20 years.

PRINCIPAL ACQUISITIONS IN 2001

AXA Equity & Law (United Kingdom)

In July 2000, AXA Equity & Law proposed a plan for its financial reorganization (“the Plan”) to its eligible participating (with-profit) policyholders. The Plan addressed principally the attribution of the “Inherited Estate” (assets in excess of the amount required to meet the policyholders reasonable expectations) held in the “with-profit” fund of AXA Equity & Law. Approximately 74% of eligible policyholders (by policy value) elected in favor of the Plan. In December 2000, the Plan was approved by the High Court of Justice in the United Kingdom and it became irrevocable in January 2001. The Plan took effect on April 1, 2001, at which date the Inherited Estate had a fair value of £1.7 billion (€2.7 billion). In July 2001, AXA Equity & Law made a second and final proposal, with terms similar to the original proposal, to the remaining eligible policyholders who did not elect at the first opportunity in 2000. The Plan was finally approved by a total of approximately 87% of all “with-profit” policyholders, representing 91% of the eligible policyholders by value.

As part of the Plan, a reorganization bonus of £250 million (€397 million) had been allocated to all “with- profit” policyholders from the Inherited Estate, payable upon surrender, maturity or death.

The French GAAP carrying value of the Inherited Estate amounted to £958 million (€1.5 billion) after deducting (i) the reorganization bonus of £250 million (€397 million), (ii) approximately £600 million (€954 million) of unrealized capital gains and (iii) certain other adjustments to comply with French GAAP.

This Inherited Estate has been attributed as follows: (i) £777 million (€1,235 million) to AXA and (ii) £181 million (€288 million) remaining in the UK “with-profit” fund. According to the terms and conditions of the Plan, the portion of the Inherited Estate attributed to AXA, along with the non-participating insurance business, was transferred out of the “with-profit” fund into separate legal non-participating funds in which 100% of the operating results will accrue to AXA in future periods.

As a result of this operation, AXA acquired a portion of the surplus assets held in the “with-profit” fund and related future benefits based on the percentage of policyholders who elected in favor of the plan. This acquisition was effectuated by the payment of an incentive bonus of approximately £260 million plus £18 million of direct expenses associated with the transaction (or approximately €451 million in the aggregate using the average £/€ exchange rate for the period). This cost represents goodwill and will be amortized over 30 years. The annual goodwill amortization expense will be €15 million, or €11 million for 2001 as the effective date of the transaction was April 1, 2001.

AXA Financial – buyout of minority interests (40%)

On January 2, 2001 and in connection with the exchange offer to the minority shareholders in AXA Financial (i) AXA Merger Corp. ( a wholly-owned subsidiary of AXA created to effectuate the transaction) was merged with and into AXA Financial, (ii) the remaining shares of AXA Financial common stock outstanding were converted into the right to receive $35.75 in cash (without interest) and 0.295 of an AXA ADS, and (iii) AXA Financial became a wholly owned subsidiary of AXA and, consequently, 19.7 million ordinary shares (4.9 million on a pre 4-for-1 stock split basis) were issued in connection with the merger thereby increasing shareholders’ equity by €737 million. Further details on the total purchase price and determination of goodwill are set out below under “Principal acquisitions in 2000”.

PRINCIPAL ACQUISITIONS IN 2000

The following acquisitions in 2000 were all accounted for under the purchase method of accounting.

AXA Financial – buyout of minority interests (40%)

The aggregate purchase consideration was €11,213 million and included the following items:

– €3,868 million, representing the value of the 25.8 million ordinary shares issued by AXA at a price of € 149.90 per share at December 22, 2000, being the closing date of the initial offer period, and

– €7,316 million in cash including €539 million relating to the cost of settling or exchanging outstanding employee share options of AXA Financial and €89 million of direct transaction costs.

In December 2000, AXA proceeded to buyout the minority interests in AXA Financial based on a Merger Agreement dated October 17, 2000 for all of the outstanding shares of common stock of AXA Financial, other than the shares owned by AXA and its subsidiaries and the shares held in treasury by AXA Financial. Each share of AXA Financial validly tendered was exchanged for U.S.$35.75 in cash and 0.295 of an AXA American Depositary Share (ADS). The tender offer became irrevocable on December 26, 2000 and was completed on December 29, 2000 at which time AXA held a 92.4% direct and indirect ownership interest in AXA Financial. The subsequent merger between AXA Merger Corp.1 and AXA Financial occurred on January 2, 2001 (see “Principal acquisitions in 2001” above). As a result, AXA increased its ownership interest in AXA Financial from 60% to 100%. For purposes of these consolidated financial statements, the date of acquisition was December 31, 2000 given that pursuant to the Merger Agreement, AXA had an obligation to acquire all of the remaining shares of AXA Financial common stock outstanding through the merger of AXA Merger Corp. with and into AXA Financial.

In connection with the transaction, AXA issued 25.8 million of ordinary shares in the form of AXA ADSs (103.2 million on a post 4-for-1 stock split basis), of which 20.9 million were issued by December 31, 2000 (83.6 million on a post 4-for-1 stock split basis). As a result, AXA’s consolidated shareholders’ equity at December 31, 2000 increased by €3.1 billion following the completion of the tender offer, or a total increase of €3.9 billion after the completion of the merger in January 2001, as previously discussed above.

Based on the carrying value of the portion of net assets acquired of €3,913 million, the excess purchase price was €7,301 million. The entire excess purchase price was attributed to goodwill and was recorded as set out below.

– €2,518 million of the excess purchase price was charged directly to retained earnings and reserves in proportion to the value of ordinary shares issued by AXA to total purchase price in accordance with the application of Article D248-3 decree dated January 17, 1986 and the recommendation of the Commission des Opérations de Bourse (the “COB”, being the French Regulator) published in the Bulletin N° 210 in January 1988; and

– €4,782 million of the remaining excess purchase price was recorded as a goodwill asset, of which 80% was attributed to the life insurance operations (being amortized over 30 years) and 20% was attributed to the asset management operations of Alliance Capital (being amortized over 20 years).

Had no goodwill been charged directly to retained earnings and reserves, additional goodwill amortization of €92 million would have been recorded against income in future periods. The charge for goodwill amortization in 2001 was €191 million, an increase of €16 million in connection with the completion of the ‘squeeze out’ merger in January 2001.

As a result of the transaction, 100% of AXA Financial’s post-acquisition operating results, along with goodwill amortization expense was included in AXA’s consolidated net income in 2001, as the date of acquisition was December 31, 2000.

Sanford C. Bernstein transaction

On October 2, 2000, Alliance Capital acquired substantially all of the assets and assumed substantially all of the liabilities of Sanford C. Bernstein, Inc., a U.S.-based asset management company. The purchase price was U.S.$ 3.5 billion (€4.0 billion) and consisted of cash in the amount of U.S.$ 1.5 billion and 40.8 million newly

(1)	A Delaware holding company created to facilitate the exchange offer and subsequent merger of AXA Financial, Inc. and was a wholly-owned subsidiary of AXA.

issued private units in Alliance Capital. A portion of the cash was funded by AXA Financial through a financing agreement whereby in June 2000 AXA Financial purchased 32.6 million units of limited partnership interest of Alliance Capital Management L.P. for an aggregate purchase price of U.S.$ 1.6 billion and, as a result, recorded goodwill of €583 million. The excess purchase price paid by Alliance Capital over the fair value of the net assets acquired in Sanford C. Bernstein, Inc. totaled U.S.$ 3.5 billion (or €4.0 billion).

Following AXA Financial’s investment in Alliance Capital and the acquisition of Sanford C. Bernstein, Inc. by Alliance Capital, goodwill in the aggregate totaled approximately €4,272 million and is being amortized over 20 years. The goodwill amortization in 2001 was €220 million, or €118 million net group share. Three months of post-acquisition operating results of Sanford C. Bernstein, Inc. were included in AXA’s consolidated net income in 2000.

Sun Life & Provincial Holdings (SLPH) subsequently renamed AXA UK Holdings –buyout of minority interests (44%)

In July 2000, AXA acquired the 44% minority interests in SLPH, which was subsequently delisted from the London Stock Exchange and renamed AXA UK Holdings.

The purchase price was £2.3 billion (approximately €3.7 billion) and was funded principally from the net cash proceeds obtained from the issuance of ordinary shares of AXA in June 2000. The excess purchase price over the carrying value of the portion of net assets acquired was €1,971 million. The entire excess purchase price was attributed to goodwill and is being amortized over 30 years. The goodwill amortization charge was € 72 million in 2001.

AXA Nichidan (subsequently known as AXA Life Japan)

On March 7, 2000, AXA and the shareholders of Nippon Dantaï contributed their Japanese life insurance operations to a new holding company, AXA Nichidan Holding. This transaction valued Nippon Dantaï at ¥10.5 billion yen (€107 million). In addition, AXA contributed cash of approximately ¥207 billion (€2 billion) to increase AXA Nichidan’s capital. The purchase price and additional cash injections were funded primarily by subordinated debt issued by AXA in February and March 2000. The goodwill in respect of this acquisition was €1,856 million, to be amortized over 30 years. Following the revaluation of an intangible asset that effected the opening balance sheet by €130 million, goodwill was subsequently modified. The goodwill amortization charge in 2001 was €65 million.

The year-end reporting date for AXA Life Japan (formerly AXA Nichidan) is September 30 and, therefore, AXA’s consolidated financial statements for the year ended December 31, 2000 included only six months of post-acquisition operating results (April 1-September 30), including goodwill amortization expense of €31 million (group share).

AXA China Region – buyout of minority interests (26%)

In November 1999, AXA Australia purchased the minority interests in AXA China Region for HK $4.1 billion (€519 million). AXA Australia is a subsidiary of AXA Asia Pacific Holdings, in which AXA has a 51% ownership interest. Subsequent to this transaction, AXA China Region was delisted from the Hong Kong Stock Exchange.

The excess purchase price over the carrying value of the portion of net assets acquired totaled €300 million and is being amortized over 20 years and is consistent with the estimated useful life used in the accounting for the acquisition of AXA Asia Pacific Holdings (formerly National Mutual Holdings and the parent company of AXA China Region) in 1995. The goodwill amortization charge in 2001 was €17 million.

As a result of the transaction, AXA’s consolidated net income in 2000 included the post-acquisition operating results of AXA China Region on a 51% basis.

OTHER PRINCIPAL ACQUISITIONS IN PRIOR YEARS

Guardian Royal Exchange (1999)

Through SLPH, AXA acquired the UK group Guardian Royal Exchange (GRE) in May 1999. Total purchase consideration was £3,417 million (€5,110 million). The excess purchase price over the fair value of net assets acquired of €1,138 million was attributed to goodwill. The goodwill primarily related to GRE’s UK, Irish and German insurance subsidiaries and is being amortized over 30 years.

A portion of the goodwill was attributable to a decrease in net assets of the acquired companies at date of acquisition, as there was a significant deficiency in insurance claims reserves recorded in the opening balance sheet by AXA. This deficiency related to the difference between local statutory basis and AXA’s accounting policies on establishing property and casualty claims reserves. Consequently, an exceptional amortization of goodwill of €446 million (€259 million, net group share) was recorded as a charge against French GAAP income in 1999.

In 2000 there was deterioration in the claims ratios relating to the former GRE property and casualty insurance portfolios in the United Kingdom and Ireland from the pre-acquisition period. As a result, the opening balance sheet of GRE had been revised and, therefore, goodwill had increased. At December 31, 2000, gross goodwill was €1,261 million, accumulated amortization was €505 million (of which €25 million represented an amortization charge in 2000) and, therefore, goodwill net of accumulated amortization totaled €770 million, after taking account of foreign currency fluctuations of €14 million. The goodwill amortization charge in 2001 was €43 million.

Royale Belge (1998)

At December 31, 1999, gross goodwill from this transaction was €1,007 million of which €337 million was paid in cash from the issuance of treasury shares and charged directly to retained earnings and reserves. The remaining balance at December 31, 2000, represented a goodwill asset of €670 million, with accumulated amortization totaled €54 million (of which €22 million represented an amortization charge in 2000) with a net carrying value of €616 million. In 2001, the goodwill charge was €22 million. Had no goodwill been charged directly to retained earnings and reserves, additional goodwill amortization of €11 million would have been recorded against income.

Companie UAP (1997)

In 1997 AXA acquired Companie UAP (“UAP”) and €1,863 million represented the excess purchase price over the net identifiable assets acquired. In accordance with French GAAP, a portion of the goodwill in proportion to the value of ordinary shares issued to total purchase price can be charged directly to retained earnings and reserves. Consequently, €1,641 million of the excess purchase price was charged directly to retained earnings and reserves. As a result of purchase accounting adjustments made in 1998 and in 1999(1), the excess purchase price increased to €1,866 million at December 31, 1999, of which €1,584 million represented the amount charged directly to retained earnings and reserves.

At December 31, 2001, the gross goodwill asset was €289 million, accumulated amortization was €54 million (of which €15 million represented an amortization charge in 2001) and, therefore, goodwill net of accumulated amortization totaled €235 million. Had no goodwill been charged directly to retained earnings and reserves, additional goodwill amortization of €53 million would have been recorded against income.

An analysis of goodwill amortization (positive and negative) is presented below:

(1)	The change in goodwill arising from the UAP acquisition in 1999 was attributable to AXA’s decrease in ownership interest in SLPH (a former UAP operation), as SLPH issued ordinary shares in connection with the acquisition of GRE in May 1999.

	Years ended December 31,
(in euro millions)	2001	2000	1999

Goodwill on consolidated entities	(789)	(360)	(602)
Goodwill from companies accounted for by the equity method	–	–	(36)
Negative goodwill on consolidated entities	1	7	3

TOTAL AMORTIZATION OF GOODWILL (NET)	(788)	(353)	(634)

Banque Worms was acquired in the 1997 acquisition of UAP. Prior to 1999 it was included in AXA’s consolidated financial statements at original cost (fair value at date of acquisition) less estimated disposal costs, as it was AXA’s intention to sell these operations subsequent to the UAP acquisition. The goodwill relating to Banque Worms of €36 million was written off in 1999 as the operations were generating operating losses.

At December 31, 2001, accumulated amortization on goodwill totaled €2,394 million (2000: €1,552 million).

Goodwill charged directly to retained earnings and reserves

At December 31, 2001, goodwill (net of notional amortization) recorded in retained earnings and reserves totaled €4,038 million, or a gross goodwill amount of €4,439 million (2000: €4,194 million net and 1999: €1,740 million net). The notional amortization in 2001 was €156 million and included €11 million for the 1998 Royale Belge acquisition, €53 million for the 1997 UAP acquisition and €92 million for the AXA Financial buyout of minority interests in 2000.

From January 1, 2001, goodwill can no longer be charged directly against shareholders’ equity.

5 - Value of Purchased Life Business in Force (VBI)

The value of purchased life business in force on a consolidated basis and by product type, including the changes thereto, are as follows:

		Years ended December 31,
(in euro millions)		2001	2000	1999

Balance beginning of year		3,724	2,438	2,426

Additions		466	1,365	–
Interest accrued		210	167	122
Amortization expense		(531)	(371)	(306)
Other[1]		(130)	125	197

BALANCE END OF YEAR		3,739	3,724	2,438

Total by contract type:

– Life contracts (including endowment)	Gross	2,672
	Net	2,132

– Retirement, annuity, investment	Gross	1,885
	Net	1,522

– Health	Gross	145
	Net	82

– Other	Gross	1
	Net	3

(1) Includes the impact of foreign currency fluctuations.

In connection with the Plan of Financial Reorganization of AXA Equity & Law (UK Life & Savings subsidiary) in 2001 (see note 4 “Business Combinations”), the unit-linked business was transferred from a participating fund to a non-participating fund. As a result of this transfer, VBI of €466 million was recorded. In 2000, VBI increased by €1,365 million due to the acquisition of Nippon Dantaï in March 2000.

Amortization of the value of purchased life business in force, net of accrued interest, expected to be recorded in each of the next five years is €293 million in 2002 and €271 million, €260 million, €239 million and €199 million in 2006 and thereafter. Such amounts are best estimates based on assumptions regarding anticipated future experience of the purchased business. Accordingly, such amounts are subject to adjustment each year to reflect actual experience.

6-Investments

Determining Fair Value

For publicly traded fixed maturities and equity investments, estimated fair value is determined using quoted market prices.

Real estate investments are subject to periodic valuations conducted by qualified external appraisers based on local legal requirements. Such expert valuations are based on a number of techniques including comparative studies and capitalization of income.

Fair values of mortgage, policy and other loans are estimated by discounting future contractual cash flows using interest rates at which loans with similar characteristics and credit quality would be originated. Fair values of mortgage loans on real estate in the process of foreclosure and non-performing mortgages and other loans are limited to the estimated fair value of the underlying collateral, if lower than the estimated discounted cash-flows.

In other cases, the fair value is estimated based on financial and other information available in the market, including reference to quoted prices for similar securities, or estimated discounted cash flows, including an element of premium risk.

The estimated fair value does not take into account supplemental charges or a reduction due to selling costs that may be incurred nor the tax impact of realizing the unrealized capital gains and losses.

The difference between the net carrying value and the estimated fair value represents the unrealized gains or losses. Upon disposal of the investment, the realized investment gains and losses included in AXA’s consolidated operations result may be impacted by the allocation to participating life insurance contracts (as a change in future policy benefits), minority interests and tax.

Breakdown of investments for insurance and non-insurance activities

	At December 31, 2001
	Insurance activities			Other activities
	Gross carrying value	Net carrying value	Fair value[1]	Gross carrying value	Net carrying value	Fair value[1]

(in euro millions)

– Equity securities and holdings
in equity security-based mutual funds	–	37,918	38,711	–	471	500
– Equity holdings in fixed maturity-based
mutual funds	–	11,839	12,049	–	81	82
– Other mutual funds	–	14,780	15,221	–	9	24

Equity securities and holdings in mutual funds	66,061	64,537	65,981	614	562	605
Fixed maturities	145,388	143,527	147,695	8,287	8,285	8,374
Real estate	14,676	13,409	15,747	353	320	358
Mortgages, policy and other loans	23,001	22,907	23,215	244	219	219

Invested assets excluding investments
in participating interests	249,126	244,380	252,638	9,497	9,385	9,556
– Of which listed	–	171,034	176,878	–	8,777	8,908
– Of which non listed	–	73,346	75,760	–	609	648

Investments in participating interests	4,069	3,828	4,902	1,006	970	1,415

TOTAL INVESTED ASSETS	253,195	248,208	257,540	10,503	10,355	10,971
Analysed by Segment:
– Life & Savings	214,666	211,002	218,343	–	–	–
– Property & Casualty	31,767	30,554	32,321	–	–	–
– International insurance	6,761	6,652	6,877	–	–	–

(1)	The realization of unrealized gains and losses upon disposal of the investments may give rise to an allocation to participating insurance contracts, minority interests and tax.
	At December 31, 2000
	Insurance activities			Other activities
	Gross	Net		Gross	Net
	carrying	carrying	Fair	carrying	carrying	Fair
(in euro millions)	value	value	value[1]	value	value	value[1]

– Equity securities and holdings
in equity security-based mutual funds	–	42,092	45,914	–	1,599	1,685
– Equity holdings in fixed maturity-based
mutual funds	–	10,054	10,474	–	–	–
– Other mutual funds	–	13,627	16,921	–	–	–

Equity securities and holdings in mutual funds	66,076	65,773	73,310	1,652	1,599	1,685
Fixed maturities	135,522	134,214	137,736	6,760	6,755	6,889
Real estate	14,994	13,825	15,936	360	347	365
Mortgages, policy and other loans	26,416	26,316	26,386	665	332	349

Invested assets excluding investments
in participating interests	243,009	240,128	253,367	9,437	9,033	9,289
– Of which listed	–	158,249	167,912	–	6,902	7,029
– Of which non listed	–	81,880	85,455	–	2,131	2,259

Investments in participating interests	3,263	3,113	4,151	1,743	1,740	2,669

TOTAL INVESTED ASSETS	246,272	243,241	257,518	11,181	10,773	11,957
Analysed by Segment:
– Life & Savings	209,153	206,871	217,789	–	–	–
– Property & Casualty	30,358	29,657	32,731	–	–	–
– International insurance	6,761	6,713	6,998	–	–	–

(1)	The realization of unrealized gains and losses upon disposal of the investments may give rise to an allocation to participating insurance contracts, minority interests and tax.

ANALYSIS OF FIXED MATURITY AND EQUITY SECURITY INVESTMENTS

The historical cost (for equity securities) or amortized cost (for fixed maturity securities) represents the cost of acquiring the security, net of discount or premium in respect of fixed maturity securities acquired.

	At December 31, 2001

			consisting of
	Amortized or	Fair	Gross unrealized	Gross unrealized
(in euro millions)	historical cost	value	gains[1]	losses[1]

Fixed Maturities:
French government	26,385	28,128	1,908	(164)
Foreign governments	44,822	45,781	1,292	(258)
Other local governments and agencies	884	997	114	(4)
Government-controlled corporations	10,533	10,869	390	(52)
Non-government controlled corporations	52,537	52,997	1,650	(661)
Mortgage-backed securities	2,948	2,988	48	(8)
Other	1,530	1,527	62	(59)

Held to maturity and available for sale	139,639	143,288	5,464	(1,206)
Allocated to UK with-profits business trading		10,859
Other trading securities		1,922

Total fixed maturities		156,069

Equity investments (including holdings in mutual funds)
Available for sale	45,361	45,273	3,156	(1,734)
Allocated to UK with-profits business trading		19,792
Other trading securities		1,522

Total equity investments (including holdings in mutual funds)		66,586

Investment in participating interests		6,317

TOTAL		228,972

(1)	The realization of unrealized gains and losses upon disposal of the investments may give rise to an allocation to participating insurance contracts, minority interests and tax.
	At December 31, 2000

			consisting of
	Amortized or	Fair	Gross unrealized	Gross unrealized
(in euro millions)	historical cost	value	gains[1]	losses[1]

Fixed Maturities:
French government	27,803	29,517	1,867	(153)
Foreign governments	43,173	44,139	1,316	(295)
Other local governments and agencies	1,589	1,657	84	(13)
Government-controlled corporations	9,947	10,194	389	(140)
Non-government controlled corporations	47,925	48,478	1,196	(675)
Mortgage-backed securities	2,755	2,781	38	(12)
Other	2,338	2,265	104	(52)

Held to maturity and available for sale	135,528	139,031	4,994	(1,340)
Allocated to UK with-profits business trading		3,529
Other trading securities		2,065

Total fixed maturities		144,625

Equity investments (including holdings in mutual funds)
Available for sale	47,156	54,422	8,580	(957)
Allocated to UK with-profits business trading		19,052
Other trading securities		1,520

Total equity investments (including holdings in mutual funds)		74,995

Investment in participating interests		6,820

TOTAL		226,440

(1)	The realization of unrealized gains and losses upon disposal of the investments may give rise to an allocation to participating insurance contracts, minority interests and tax.

INSURANCE-RELATED ASSETS (EXCLUDING SEPARATE ACCOUNT ASSETS)

Based on AXA’s principal operations in France, the United States, the United Kingdom, Japan, Australia / New Zealand, Germany and Belgium, which accounted for 89% of total fixed maturity investments and 94% of total equity investments at December 31, 2001 (2000: 90% and 96%, respectively).

In addition and in respect of investment holdings in fixed maturity and equity securities:

  the insurance-related invested assets backing the insurance liabilities were predominantly holdings in domestic investments (or in the local currency of the liabilities);
  the breakdown by industry sector was as follows: 32% in government institutions, 24% in financial services, 37% in non-financial services such as manufacturing and pharmaceuticals and 7% in mutual funds (2000: 40%, 20%, 30% and 10%, respectively); and
  there was no fixed maturity and / or equity investment in any one issuer that was in aggregate 10%
  or more of total shareholders’ equity at December 31, 2001 and 2000.

CONTRACTUAL MATURITIES OF FIXED MATURITY SECURITIES CLASSIFIED AS EITHER HELD-TO-MATURITY OR AVAILABLE-FOR-SALE

Maturity information for fixed maturity investments classified as either “held-to-maturity” or “available-for-sale” is presented in the table below. Fixed maturities not due at a single maturity date have been included in the table below in the year of final maturity. Actual maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	At December 31, 2001
(in euro millions)	Amortized Cost	Estimated Fair value

Due in one year or less	9,177	9,260
Due after one year through five years	44,313	45,511
Due after five years through ten years	43,149	43,811
Due after ten years	39,350	41,026
Other	3,650	3,679

TOTAL[1]	139,639	143,288

(1) Fixed maturities classified as “available-for-sale” represented 99% of total, based on amortized cost as at December 31, 2001.

Treasury Shares

At December 31, 2001, AXA ordinary shares held by AXA (the Company) or its subsidiaries (“treasury shares”) totaled 30.5 million (or a increase of 12.0 million from 18.5 million at December 31, 2000 on a post 4-for-1 stock split basis approved by the shareholders at the annual general meeting on May 9, 2001). At December 31, 2001, the carrying value of such shares was €489 million, representing 1.7% of outstanding ordinary shares (2000: €385 million, representing 1.1% of outstanding ordinary shares). The treasury shares held at December 31, 2001 are to cover the potential ordinary shares to be issued upon conversion of outstanding share options in AXA ordinary shares (in the form of AXA ADS’s) by employees of AXA Financial, Inc. In 2001, AXA did not sell any shares held in treasury (2000: €60 million and 1999: € nil, net group share).

Investments in Participating Interests

The following table sets forth an analysis of investments in entities in which a participating interest exists at December 31, 2001.

	Net carrying value	Fair value	Shareholders’ equity	Last fiscal year net income		Fiscal year end	Percentage of ownership
(in euro millions)				Amount	Year

Listed companies:
Bayerische Hypovereinsbank	163	91	18,516	1,079	2000	Dec. 31, 2000	0.6%
Banque de Crédit Marocain	119	104	472	85	2000	Dec. 31, 2000	10.4%
Banco Bilbao Vizcaya Argentaria
(BBVA)	76	247	11,359	2,363	2001	Dec. 31, 2001	0.1%
BNP Paribas	1,573	2,340	23,600	4,018	2001	Dec. 31, 2001	5.3%
Crédit Lyonnais	499	672	8,300	812	2001	Dec. 31, 2001	5.2%
Schneider	206	354	8,381	986	2001	Dec. 31, 2001	2.7%
Unlisted companies:
Lor Patrimoine	53	53	53	–	2001	Dec. 31, 2001	100.0%
SGCI	144	144	111	4	2001	Dec. 31, 2001	100.0%
Millenium Entertainment Partners	64	64	545	96	2001	Dec. 31, 2001	13.4%

Subtotal	2,898	4,068

Investment holdings
under euro 50 million each	1,899	2,249

TOTAL for year ended
December 31, 2001	4,797	6,317
Of which:
– Held by insurance companies	3,828	4,902
– Held by non-insurance
companies	970	1,416

TOTAL for year ended
December 31, 2000	4,853	6,820
Of which:
– BNP Paribas	2,063	2,785
– Schneider	168	490
– Crédit Lyonnais	482	646

Investment Valuation Allowance

Investment valuation allowances, which have been deducted in arriving at investment net carrying values as presented in the consolidated balance sheets, and changes thereto are shown below.

	Balance at				Balance at
(in euro millions)	January 1, 2001	Additions	Deductions	Other changes[2]	December 31, 2001

Real estate	123	127	(253)	466	463
Equity investments and holdings
in mutual funds	509	1,178	(282)	447	1,853
Fixed maturities and other fixed
income securities	153	419	(706)	742	608
Mortgages and other loans	433	99	(71)	(342)	119

Subtotal[1]	1,218	1,823	(1,313)	1,314	3,043

Depreciation of real estate
used for operating purposes	1,060	134	–	(357)	837

TOTAL	2,278	1,957	(1,313)	958	3,880

(1)	Includes provisions on assets from banking activities.
(2)	“Other changes” relate principally to changes in scope of consolidation and foreign currency fluctuations. In addition, the valuation allowances for fixed maturity securities in respect of the U.S. Life & Savings operations was presented as a decrease in the gross value of the asset in 2000. This provision was reclassed as a valuation allowance under “other changes” of euro 774 million.
	Balance at				Balance at
(in euro millions)	January 1, 2000	Additions	Deductions	Other changes[2]	December 31, 2000

Real estate	306	169	(387)	34	123
Equity investments and holdings
in mutual funds	596	645	(206)	(525)	509
Fixed maturities and other fixed
income securities	230	54	(37)	(93)	153
Mortgages and other loans	424	69	(125)	65	433

Subtotal[1]	1,555	937	(755)	(519)	1,218

Depreciation of real estate used
for operating purposes	1,119	171	–	(230)	1,060

TOTAL	2,674	1,108	(755)	(749)	2,278

(1)	Includes provisions on assets from banking activities.
(2)	“Other changes” relate principally to changes in scope of consolidation and foreign currency fluctuations.
	Balance at				Balance at
(in euro millions)	January 1, 1999	Additions	Deductions	Other changes[2]	December 31, 1999

Real estate	483	210	(203)	(184)	306
Equity investments and holdings
in mutual funds	568	273	(167)	(78)	596
Fixed maturities and other fixed
income securities	70	22	(22)	160	230
Mortgages and other loans	901	69	(103)	(444)	424

Subtotal[1]	2,022	574	(495)	(547)	1,555

Depreciation of real estate used
for operating purposes	1,127	224	–	(232)	1,119

TOTAL	3,149	799	(495)	(779)	2,674

(a)	Includes provisions on assets from banking activities.
(b)	“Other changes” relate principally to changes in scope of consolidation and foreign currency fluctuations.

The increase and decrease in provisions for valuation allowances presented in the tables above are included in the net investment result. 2001 was effected by the deterioration of the equity markets and, consequently, provisions for valuation allowances on equity securities increased. The provisions for valuation allowances relating to financial services operations were included in bank operating expenses.

7-Separate Account (Unit-Linked) Assets

Assets that are represented by separate account (unit-linked) contracts and stated at market value are presented in the table below. “Holdings in other mutual funds” were essentially represented by investments of the French life insurance companies in mutual funds that invest predominantly in real estate.

	At December 31,
(in euro millions)	2001	2000

Real estate investments	5,365	4,256
Equity securities and other variable yield securities	71,063	73,147
Holdings in equity investment-based mutual funds	5,674	5,340
Fixed maturities and other fixed income securities	13,617	14,724
Holdings in fixed maturity-based mutual funds	3,723	3,598
Holdings in other mutual funds	16,282	16,197

Total separate account (unit-linked) assets	115,723	117,261

8 - Investments in Affiliated Companies (Equity Method)

Companies that were accounted for by using the equity method are presented in note 3, along with AXA’s ownership interest percentage. An analysis of net carrying value and contribution to net income is given below.

	Carrying value	Change	Other	Carrying value	Contribution
(in euro millions)	at January 1, 2001	in scope	changes[1]	at December 31, 2001	to net Income

AXA Germany affiliates:
– General Ré-CKAG	654	–	–	654	–
AXA Asia/Pacific Holdings affiliates:
– NM Home Loans Trust	74	–	(5)	69	–
– NM Property Trust	89	–	(4)	85	(2)
– Ticor	63	–	(32)	31	5
– Other affiliates	229	490	(40)	678	8
Banque Worms	54	(54)	–	–	–
Other affiliates under euro 30 million each	55	1	(5)	51	7

TOTAL	1,217	438	(85)	1,570	17

(1) Includes foreign currency fluctuations and net income for the period adjusted for dividends received.

	Carrying value	Change	Other	Carrying value	Contribution
(in euro millions)	at January 1, 2000	in scope	changes[1]	at December 31, 2000	to net Income

AXA Germany affiliates:
– General Ré-CKAG	654	–	–	654	–
AXA Asia/Pacific Holdings affiliates:
– NM Home Loans Trust	73	–	1	74	–
– NM Property Trust	91	–	(2)	89	5
– Ticor	51	–	12	63	5
– Other affiliates	241	7	(19)	229	15
Banque Worms	113	–	(59)	54	(59)
PPP Columbia (subsidiary of PPP Group)	116	(116)	–	–	–
Other affiliates under euro 30 million each	69	(13)	(1)	55	11

TOTAL	1,408	(122)	(68)	1,217	(23)

(1) Includes foreign currency fluctuations and net income for the period adjusted for dividends received.

The change in scope in 2001 was related to the sale of Banque Worms to Deutsche Bank and the treatment of real estate entities in Australia and New Zealand as investments under the equity method.

For the years ended December 31, 2001, 2000 and 1999, AXA received cash dividends from companies accounted for by the equity method of €63 million, €4 million and €49 million, respectively. The increase in dividends received in 2001 related to the dividends paid by the Australian entities accounted for under the equity method.

9-Receivables and Payables from Insurance and Reinsurance Activities

		Receivables
(in euro millions)	Gross book value	Provisions	Carrying value	Payables

Deposits and guarantees	4,166	(0)	4,166	1,689
Current accounts from other companies	2,336	(26)	2,310	2,942
Policyholders, brokers, general agents	5,352	(257)	5,095	3,419
Estimated premiums not yet recorded	3,288	–	3,288	–
Other	769	(57)	712	755

Total at December 31, 2001	15,911	(341)	15,571	8,806

Total at December 31, 2000	14,159	(342)	13,817	9,543

10-Cash and Cash Equivalents

	At December 31,
(in euro millions)	2001	2000

Cash and cash equivalents
From insurance activities	15,955	22,438
From banking activities	361	255
From other companies	1,330	6,035

Total	17,646	28,728

11-Deferred Acquisition Costs

	At December 31,
	2001				2000	1999
	Life & Savings	Property & Casualty	International Insurance
(in euro millions)				Total	Total	Total

Deferred acquisition costs
on unearned premiums	28	893	384	1,305	1,206	1,003

Other deferred acquisition costs
– gross of unearned revenue reserves	11,342	–	–	11,344	9,676	8,078
– unernead revenue reserves	(1,729)	–	–	(1,729)	(1,523)	(1,299)

Other deferred acquisition costs (net)	9,613	–	–	9,613	8,154	6,779

TOTAL DEFERRED ACQUISITION COSTS	9,640	893	384	10,917	9,359	7,782

	Years ended December 31,
(in euro millions)	2001	2000	1999

Other deferred acquisition costs (net of unearned revenue reserves)
Balance beginning of year	8,154	6,779	5,197
Impact of New French GAAP restatements	(47)	–	–
Costs capitalized	2,265	1,995	1,894
Interest accrued	707	567	307
Amortization expense	(1,632)	(1,249)	(1,090)
Net change in unearned revenue reserve	(161)	(196)	(284)
Other(1)	326	257	754

BALANCE END OF YEAR	9,613	8,154	6,779

(1) Including impact of foreign currency fluctuations.

12-Shareholders’ Equity

As part of the Plan of Financial Reorganization undertaken by AXA Equity & Law (United Kingdom) in 2001, as discussed in note 4 “Business Combinations”, a portion of the Inherited Estate, after the allocation of a £250 million (€397 million) reorganization bonus, was attributed to AXA and totaled £777 million (€1,235 million). In addition and effective from January 1, 2001, AXA changed its accounting principles relating to the UK “with-profit” funds in order to better reflect the policyholders’ rights, as discussed in note 2 under “ Changes in accounting principles under French GAAP”. The net impact of the change in accounting principles relating to the UK “with-profit” contracts and the financial reorganization mentioned above, has reduced the opening shareholders’ equity at January 1, 2001 by €79 million.

At the annual general meeting of shareholders of AXA held on May 9, 2001:

  The shareholders approved a 4-for-1 stock split of AXA’s outstanding ordinary shares. Immediately following this stock split, which became effective on May 16, 2001, the ratio between the AXA ordinary share and the ADS was changed from one ADS representing one-half of an ordinary share to one ADS representing one ordinary share.
  The shareholders approved the declaration of a dividend in respect of 2000 of €2.20 per ordinary share on a pre-stock split basis (€0.55 per ordinary share on a post 4-for-1 stock split basis).

See note 35 “Events Subsequent to December 31, 2001” for further information regarding the amount of dividend in respect of the 2001 financial year that was approved by the shareholders at the annual general meeting held on May 3, 2002.

Since 1994 and on a regular basis, AXA offers its employees to become shareholders. In 2001, AXA employees invested €321 million in share purchase plans (€25 million on July 20, 2001 and €296 million on December 14, 2001). Consequently, the number of AXA ordinary shares held by AXA employees increased by 18.3 million. At December 31, 2001, 2 out of 5 employees held 2.3% of the AXA ordinary shares, which included AXA American Depositary Shares (2000:1.3%).

13-Minority Interests

Changes in minority shareholders’ interests are summarized as follows:

	Years ended December 31,
(in euro millions)	2001	2000	1999

Minority interests at January 1,	3,702	7,454	5,237
Impact of New French GAAP restatements[1]	(16)	–	–
Change in scope[2]	(228)	–	–
Acquisitions[3]	–	(5,423)	1,025
Dividends paid by consolidated subsidiaries	(560)	(513)	(507)
Impact of foreign currency fluctuations	68	84	851
Other changes (including internal restructurings)	58	(24)	(10)
Minority interests in income of consolidated subsidiaries	385	2,124	858

MINORITY INTERESTS AT DECEMBER 31,	3,409	3,702	7,454

(1)	Represents the impact of adopting new French Regulations effective from January 1, 2001. See notes 2 and 32 for further information.
(2)	Represents the adjustment principally relating to (i) the deconsolidation of AXA Millésimes (euro 135 million), (ii) the change in method of consolidating real estate companies under AXA Asia Pacific Holdings has changed to an investment acounted for under the equity method, as well as (iii) the exercise of Alliance Capital stock options of euro 22 million and, consequently, AXA’s ownership interest decreased from 52.64% at December 31, 2000 to 52.28% at December 31, 2001.
(3)	Primarily due to the buyout of minority interests in 2000 of AXA Financial, Sun Life & Provincial Holdings (subsequently renamed AXA UK Holdings), AXA China Region and AXA Aurora. The 1999 impact was due to the impact of the GRE acquisition, which was acquired by Sun Life & Provincial Holdings.

In 2001, AXA Millésimes was deconsolidated as it had no activity (see note 3) and real estate companies in Australia and New Zealand were accounted for as an investment under the equity method and no longer consolidated on the grounds of immateriality (see note 8 “Investments in Affiliated Companies (Equity Method)”).

The decrease in minority interests in 2000 was primarily attributable to the buyout of minority interests in AXA Financial (€3,457 million), Sun Life & Provincial Holdings, which was subsequently renamed AXA UK Holdings (€1,718 million), and to a lesser extent relating to the buyout of minority interests in AXA China Region and AXA Aurora.

The minority interests’ share in the 2001 net income included €325 million in respect of Alliance Capital, with the remaining balance from non-wholly owned operations in Australia / New Zealand, Germany and Japan.

14-Mezzanine Capital

In accordance with the French regulations, debt for which reimbursement is subordinated to other creditors in the event of a company’s liquidation, insolvency or bankruptcy and which has an original maturity date of at least five years (notice period of at least five years in the case of perpetual debt) is considered mezzanine capital.

Mandatorily Convertible Bonds and Notes

In October 1995, in connection with its acquisition of Abeille Ré, the Company issued €320 million aggregate principal amount of 4.5% Mandatorily Convertible Bonds. In December 1996, certain of AXA’s subsidiaries repurchased in cash €128 million of aggregate principal amount. The 4.5% Mandatorily Convertible Bonds matured on January 1, 2001 and converted into an aggregate of 28.7 million ordinary shares (subject to certain anti-dilution adjustments) on a post 4-for-1 stock split basis, of which 11.2 million ordinary shares are held by subsidiaries of AXA. This increased AXA’s consolidated shareholders’ equity by €320 million and decreased subordinated debt by €192 million, as €128 million of debt held by AXA subsidiaries was eliminated on consolidation.

Subordinated Debt

Subordinated debt consists of the following:

	At December 31,
(in euro millions)	2001	2000

AXA, The Company:
Subordinated Perpetual Notes, variable (US $ and euro)	1,033	1,009
Perpetual Notes, 3.29% / variable (Yen)	234	253
Subordinated Convertible Notes, 2.5% due 2014 (euro)	1,518	1,518
Subordinated Perpetual Debt (euro)	234	234
Subordinated Perpetual Notes, 7.25% (euro)[1]	500	500
Subordinated Convertible Notes, 3.75% due 2017 (euro)[2]	1,099	1,099
Subordinated Convertible Notes, variable, due 2020 (euro)[3]	215	165
U.S. registered subordinated debt, 6.75%, 2020 (euro)[4]	1,090	650
U.S. registered subordinated debt, 8.60%, 2030 (US $)[4]	1,418	967
U.S. registered subordinated debt, 7.125%, 2020 (GBP)[4]	534	521
Amount of derivatives hedging subordinated debt	(193)	–
Equitable Life:
Surplus Notes, 6.95% due 2005	453	425
Surplus Notes, 7.70% due 2015	227	213
AXA Life Japan (formerly Nichidan Life):
Subordinated Notes, variable, due 2010	166	211
AXA Bank Belgium (formerly IPPA Bank):
Subordinated Notes, 3.14% to 6.90%, through 2008	156	162
AXA Australia (National Mutual Life):
Deferrable Loan Agreement, variable rate due 2001[5]	–	174
Other subordinated debt (under euro 100 million each)	183	160

TOTAL	8,868	8,261

Note: Certain increases year on year are attributable to the impact of foreign currency exchange rates.
(1)	In March 2000, the Company issued euro 500 million 7.25% undated subordinated notes to partly finance the acquisition of Nippon Dantaï and the buyout of minority interests in AXA China Region. The notes can be redeemed by the Company in full at par (100% of the nominal amount) being euro 25.00 per note at any time.
(2)	In February 2000, the Company issued euro 1,099 million 3.75% subordinated convertible notes. The proceeds were used primarily to finance the acquisition of minority interests in AXA China Region and the acquisition of Nippon Dantaï. In 2000, euro 1 million of the total debt was converted into ordinary shares of AXA. The conversion into shares of all notes issued would result in the issuance of 6.7 million of AXA ordinary shares. The Company has the right to redeem these notes starting in January 2007 at a price of euro 196.00 per note. The issuance price per note was euro 165.50. Unless previously converted, redeemed or cancelled, the notes will mature and become repayable in full on January 1, 2017 at a price of euro 269.16 per note.
(3)	The Company issued four subordinated debt instruments in 2000. The debt has a variable interest rate based on Euribor three-month rates and is scheduled to mature in 20 years with an option to redeem early during the first ten years.
(4)	In connection with a US$5.0 billion debt “shelf” registration filed with the SEC in November 2000, on December 15, 2000 AXA issued an aggregate of US$1,940 million (euro 2,138 million using year-end exchange rates) of dated subordinated notes in three currency tranches as set out below: –US dollar tranche - US$900 million, due December 15, 2030, at an issue price of 99.712% and with annual interest of 8.60%, paid semi-annually;
	–	Euro tranche - euro 650 million, due December 15, 2020 redeemable after 10 years, at an issue price of 99.787% with an annual interest rate of 6.75% for 10 years and thereafter at Euribor 3 months plus 220 basis points paid on a quarterly basis; and
	–	Sterling (GBP) tranche - £325 million, due December 15, 2020, at a price of 99.885% and with an annual interest rate of 7.125%.
	–	In February 2001 and in response to favorable market conditions, AXA increased the amount of debt issued under its U.S.$5.0 billion debt shelf registration statement filed with the U.S. SEC in 2000 by U.S.$770 million (approximately euro 827 million at transaction date). The debt securities issued were denominated in two currencies: U.S. dollar and euro
(5)	National Mutual Life Association of Australasia repaid its subordinated debt facility in September 2001 of A$283 million (euro174 million based on 2000 year-end exchange rates). This debt was replaced by a subordinated loan from AXA (the Company) for the same amount.

At December 31, 2001 the aggregate maturities of subordinated debt based on required principal payments at maturity for 2002 and the succeeding four years totaled €nil, €6 million, €93 million, €473 million and €nil, and €8,294 million in 2007 and thereafter.

15-Insurance Liabilities

	Life & Savings		Property & Casualty		International Insurance		Total
(in euro millions at December 31,)	2001	2000	2001	2000	2001	2000	2001	2000

Gross insurance reserves:
– Future policy benefits	215,227	211,082	33	53	218	118	215,478	211,253
– Claim reserves	5,183	5,619	25,162	24,012	11,841	8,602	42,186	38,233
– Other reserves	3,846	3,376	2,812	2,930	84	143	6,742	6,449
– Unearned premiums reserves	637	647	5,072	4,894	2,011	1,698	7,720	7,239
Total insurance liabilities,
gross of reinsurance ceded	224,892	220,725	33,079	31,890	14,154	10,560	272,125	263,174

Separate account (unit-linked) liabilities,
gross of reinsurance ceded	115,305	117,469	–	–	–	–	115,305	117,469

Less reinsurance ceded on:
– Future policy benefits	3,640	3,241	–	–	7	6	3,647	3,247
– Claim reserves and others reserves	397	407	2,775	2,593	4,243	2,440	7,415	5,439
– Unearned premiums reserves	5	6	165	205	359	245	529	456
Total reinsurance ceded
on insurance liabilities	4,042	3,654	2,940	2,797	4,609	2,691	11,591	9,142

Reinsurance ceded on separate account
(unit-linked) liabilities	28	92	–	–	–	–	28	92

TOTAL INSURANCE LIABILITIES,
NET OF REINSURANCE CEDED	336,127	334,448	30,140	29,092	9,544	7,868	375,811	371,409

Which includes:
– Policyholders’ participation (bonuses),
excluding UK with-profit business	10,832	9,573
– UK with-profit business liabilities	35,041	25,111

The movement in gross claims reserves for claims to be paid presented below excludes equalization provisions and provisions for construction risks, which are included in “Other reserves” as shown in the table above. The information provided is in respect of the Property & Casualty segment and the International Insurance segment.

	2001		2000		1999
	Property & Casualty	International Insurance	Property & Casualty	International Insurance	Property & Casualty	International Insurance
(in euro millions)

Gross claims reserves to be paid, January 1	24,012	8,602	23,007	8,194	17,332	6,943
Changes in scope of consolidation,
portfolio transfers and change in accounting principles	191	(9)	706	271	4,484	239
Impact of foreign currency fluctuations	58	235	11	51	407	269
	24,261	8,828	23,723	8,517	22,223	7,450

Provision attributable to the current year	12,125	5,100	11,879	2,684	11,222	3,092
Increase (decrease) in provision
attributable to prior years	(262)	920	247	951	(631)	(123)
Total claims and claims expenses	11,863	6,020	12,127	3,635	10,592	2,969

Claims and claims expenses
attributable to current year	(4,882)	(1,264)	(4,992)	(1,856)	(4,851)	(1,415)
Claims and claims expenses
attributable to prior years	(6,080)	(1,743)	(6,845)	(1,693)	(4,956)	(809)
Total payments	(10,962)	(3,006)	(11,838)	(3,550)	(9,808)	(2,225)

Gross claims reserves to be paid,
December 31	25,162	11,841	24,012	8,602	23,007	8,194

U.S. TERRORIST ATTACKS ON SEPTEMBER 11, 2001

AXA’s insurance operations were directly affected by the U.S. terrorist attacks on September 11, 2001.

The total cost associated with these attacks has been estimated by Tillinghast between US$30 billion and US$ 60 billion on a worldwide basis. The estimated cost for AXA for the year ended December 31, 2001, based on information available at such date, amounted to €846 million (before tax and net of reinsurance), or € 561 million impact against the net income.

These estimates are based on the best information available to management; however, they may be effected by a number of factors including, for example, possible bankruptcies of reinsurers who provide reinsurance to AXA.

The estimated cost was mainly attributable to AXA Corporate Solutions for €761 million before tax and net of reinsurance (€515 million net group share). The other impacts of the terrorist attacks were in respect of the US life & savings operations (€30 million before tax and net of reinsurance, or €16 million net group share) and the German operations in respect of their property business and art insurance covers (€55 million before tax and net of reinsurance, or €30 million net group share).

Environmental Pollution, Asbestos and Other Exposures

In prior years, AXA has issued insurance policies and assumed reinsurance for cover related to environmental pollution and asbestos exposure. The insurance companies have been and continue to be involved in disputes regarding policy coverage and judicial interpretation of legal liability for potential environmental and asbestos claims. AXA has received and continues to receive notices of potential claims asserting environmental and asbestos losses under insurance policies issued or reinsured by AXA. Such claim notices are frequently merely precautionary in nature.

There are significant uncertainties that affect the insurance companies’ ability to estimate future losses for these types of claims and there are a number of issues now being litigated, which may ultimately determine whether and to what extent insurance coverage exists.

Under insurance and reinsurance contracts related to environmental pollution and asbestos, AXA paid claims and legal costs of approximately €77 million in 2001 (2000: €67 million and 1999: €30 million). At December 31, 2001, AXA has made cumulative payments relating to such contracts of €332 million (2000: €254 million). At December 31, 2001 and specific to environmental pollution and asbestos claims, AXA had insurance claim reserves for (i) reported insurance and reinsurance claims of €349 million (2000: €306 million) and (ii) additional reserves for incurred but not reported (IBNR) claim liabilities of €577 million (2000: €497 million). The IBNR liabilities are estimated and evaluated regularly based on information received by management. AXA carefully monitors potential claims for which it has received notice.

In France, the French Supreme Court has recently given a judicial decision in respect of employers’ liability relating to employee health. For further details, see note 35 “Events Subsequent to December 31, 2001”.

16-Provisions for Risks and Charges

	At December 31,		At January 1,[1]	At December 31,
(in euro millions)	1999	2000	2001

Deferred taxes (see note 23)	4,373	5,354	5,176	4,420
Pension obligations and
other similar liabilities (see note 17)[2]	2,212	3,396	3,416	2,953
Provision for restructuring costs	853	640	673	368
Provision for real estate companies	135	67	67	67
Other provisions[2]	1,157	2,074	2,074	2,744

TOTAL	8,730	11,530	11,406	10,553

(1)	As restated for the new French Regulations effective from January 1, 2001. See notes 2 and 32 for further information.
(2)	In 2001, the provision for the cost associated with settling / exchanging the outstanding stock options of AXA Financial of euro 539 million (net of tax) from AXA’s buyout of minority interests in AXA Financial in 2000 was reclassified from “pension obligations and other similar liabilities” to “other provisions”.

Pension Obligations and Other Similar Liabilities

Detailed information is provided in note 17 “Employee Benefit Plans”.

The pension plan liabilities are calculated based on the application of the preferential method. It includes the total consolidated liability to be paid by the group for its employees from retirement date. The principal pension plans relate to the following AXA operations at December 31, 2001: U.S. life operations (€822 million), German property & casualty operations (€701 million), Japanese life & savings operations (€267 million) and the French insurance operations (€548 million).

Provisions for Restructuring Costs

The provision for restructuring costs and charges thereto are presented in the tables below for the years indicated

	2001			2000
	Provisions established	Other		Provisions established	Other
(in euro millions)	in purchase accounting	provisions	Total	in purchase accounting	provisions	Total

Provisions at January 1,	179	461	640	309	545	854

Impact of New French GAAP
restatements[1]	–	33	33	–	–	–
Reclassification	109	(109)	–	–	–	–
Additions to existing provisions
Purchase Accounting Adjustment	57	–	57	–	–	–
Through net income	93	144	237	–	67	67
Provisions utilized	(246)	(159)	(405)	(114)	(107)	(221)
Release of provision
Purchase Accounting Adjustment	–	–	–	–	–	–
Through net income	(48)	(112)	(160)	–	(44)	(44)
Other changes	–	(34)	(34)	(16)	–	(16)

Provisions at December 31,	144	224	368	179	461	640

(1) As restated for the new French Regulations effective from January 1, 2001. See notes 2 and 33 for further information.

In 2001, the opening balance sheet in respect of the buyout of minority interests in AXA Financial was adjusted for €57 million, including a €50 million provision recorded to cover employee departure costs relating to AXA’s buyout of minority interests in AXA Financial in 2000. In addition, a restructuring provision was recorded by AXA Financial relating to employee departure costs in respect of the head office and in the sales offices in 2001. Of the total provision established, a €16 million balance remained to be used in 2002.

The other provisions utilized in 2001 concerned restructuring costs in the United Kingdom, Belgium, Germany and Japan. In addition, of the €48 million restructuring provision established in connection with purchase accounting and released to income in 2001, €28 million concerned Germany.

In 2000, €221 million of total restructuring provisions was utilized and included: (i) €19 million in respect of Albingia acquired in 1999 in connection with the GRE acquisition (Germany), (ii) €45 million in respect of the restructuring of the UK and Irish operations of GRE acquired in 1999, (iii) €54 million relating to the restructuring of AXA’s Belgian operations that commenced in 1998, and (iv) €64 million relating to the restructuring of AXA’s French operations that commenced in 1999. In addition, €41 million established as part of the restructuring provision in France in 1999 was released to income in 2000.

In addition, in 2000 a provision was recorded in respect of (i) the restructuring of AXA’s Australian operations of €34 million, of which €12 million was used in 2000, and (ii) AXA France Assurance holding company of € 28 million.

Other Provisions

Other provisions include principally (i) a provision recorded in 2000 to offset the profit dilution realized by AXA Financial in conjunction with the acquisition of Sanford C. Bernstein, Inc., of €928 million, as its subsidiary Alliance Capital issued private units in connection with the acquisition (see note 20 “Net Investment Result” for further information), (ii) a provision of €125 million was recorded in 2000 in connection with the sale of Banque Worms, which was completed in April 2001 (see note 26 “Off balance sheet commitments” for further information), and (iii) a provision of €539 million (net of tax) recorded in 2000 associated with the cost of settling/exchanging outstanding share options of AXA Financial in connection with the buyout of minority interests of AXA Financial in 2000.

17-Employee Benefit Plans

AXA sponsors a variety of pension benefit and retirement indemnity plans covering the majority of AXA employees and, at Equitable Life, certain life insurance agents. The specific features of these plans vary in accordance with the regulations of the country in which employees are located, and are primarily based on years of service and salary (that is, defined benefit plans).

The following table sets forth the change in benefit obligation, change in plan assets and weighted-average assumptions associated with various pension plan and post-retirement benefits. The amounts are recognized in the accompanying balance sheets as at December 31, 2001 and 2000.

	Pension benefits		Other benefits
(in euro millions)	2001	2000	2001	2000

Change in benefit obligation:
Benefit obligation, beginning of year	8,049	7,067	588	531
Service cost	205	188	7	6
Interest cost	529	475	40	42
Amendments	11	1	(11)	1
Actuarial loss	571	158	(27)	3
Acquisitions	(100)	345	–	13
Benefits paid	(555)	(418)	(41)	(46)
Effect of foreign currency fluctuation	300	232	23	38

Benefit obligation, end of year	9,010	8,049	579	588

Change in plan assets:
Fair value of plan assets, beginning of year	7,503	7,523	9	8
Actual return on plan assets	(553)	9	–	–
Contributions	107	104	3	4
Acquisitions	(100)	32	–	–
Benefits paid, fees and taxes	(423)	(358)	(4)	(4)
Effect of foreign currency fluctuation	342	194	–	1

Fair value of plan assets, end of year	6,876	7,503	7	9

Reconciliation of Funded Status to Accrued Pension Cost:
Funded status	(2,165)	(545)	(571)	(579)
Unrecognized Prior Service Cost	55	44	(24)	(20)
Unrecognized Net Loss	2,125	347	84	110
Unrecognized Transition Obligation	(6)	(7)	–	–
Additional Minimum Liability	(299)	(151)	–	–

Accrued Pension Cost	(290)	(312)	(511)	(489)

Weighted-average assumptions at December 31,
Discount rate	2.25% to 7.25%	2.25% to 8.0%	5.50% - 7.25%	2.25% - 8.0%
Expected return on plan assets	3.5% to 10.25%	4.5% to 9.0%	5.50% - 10.25%	5.50%
Rate of compensation increase	2.00% to 7.19%	2.5% to 6.4%

The net benefit cost for the years ended December 31, 2001, 2000 and 1999 included the following components:

	Pension benefits			Other benefits
	2001	2000	1999	2001	2000	1999

Service cost	212	188	162	7	6	6
Interest cost	529	469	391	40	42	37
Expected return on plan assets	(625)	(629)	(475)	–	–	(1)
Amortization of unrecognized amounts	6	10	10	(5)	(3)	–
FAS 88 expenses less contributions	(11)	–	(17)	(1)	(2)	–

Net periodic benefit cost	111	38	71	41	43	42

Pension Plans

Pension costs for AXA’s defined benefit plans are actuarially determined, in general, using the projected unit credit method. Assumed discount rates and rates of increase in remuneration used in calculating the projected benefit obligations together with long term rates of return on plan assets vary according to the economic conditions of the country in which the pension plans are situated.

AXA’s consolidated pension plan benefit obligation and fair value of plan assets as at December 31, 2000 included the underfunded defined benefit plan of Nippon Dantaï that was acquired in March 2000.

At December 31, 2001, the aggregate accumulated benefit obligation and aggregate fair value of plan assets for AXA Financial pension plans with accumulated benefit obligations in excess of plan assets were €399 million and €34 million (2000: €354 million and €45 million).

For other plans with accumulated benefit obligations in excess of plan assets and accrued pension liability as at December 31, 2001, the projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans were €2,300 million, €2,147 million and €511 million, respectively (2000: € 1,671 million, €1,708 million and €447 million, respectively).

At December 31, 2001 and 2000, plan assets relating to pension plans sponsored by the Company and its French and certain other European subsidiaries and represented by investment contracts issued by AXA’s consolidated life insurance subsidiaries amounted to €726 million and €615 million, respectively. AXA carries an equal amount as a liability for future policy benefits. Plan assets consist primarily of investments in corporate and government fixed maturity securities and equity securities, real estate investments, and investments in mutual funds.

Other Employee Benefits

AXA provides certain medical and life insurance benefits (“post-retirement benefits’’) to qualifying employees, managers and agents who retire after having met certain age and service requirements. The life insurance benefits are related to age and salary at retirement. The expected costs of providing post-retirement benefit are accrued during the period that the employees earn such benefits. AXA funds post-retirement benefits costs as the benefits are utilized, and made post-retirement benefits payments of €41 million, €46 million and € 33 million for the years ended December 31, 2001, 2000 and 1999, respectively.

The post-retirement benefits are principally in the U.S. Life & Savings operations whereby the assumed health care cost trend rate used in measuring the accumulated post-retirement benefits obligation in 2001 was 10%, gradually declining to 5.0% in 2011 (2000: 7.0% gradually declining to 4.25% in 2010). If the health care cost trend rate assumptions were increased by 1%, the accumulated post-retirement benefits obligation as of December 31, 2001 would be increased by 0.02%, representing an 0.9 % increase on the sum of the service cost and interest cost. If the health care cost trend rate assumptions were decreased by 1%, the accumulated post-retirement benefits obligation as of December 31, 2001 would be decreased by 5.5 % representing a 1.5 % decrease on the sum of the service cost and interest cost.

In connection with the acquisition of Sanford C. Bernstein, Alliance Capital agreed to invest US$ 96.0 million per year for three years to fund open market purchases of Alliance Holding units or money market funds in each case for the benefit of certain individuals who were shareholders or principals of Sanford C. Bernstein, Inc. or were hired to replace them.

18-Non-subordinated Debt Instruments Issued

	AtDecember 31,
(in euro millions)	2001	2000

Financing Debt
AXA, The Company:
Medium Term Notes, 3.3% to 8.2%, due through 2005	162	162
Euro Medium Term Notes, 6.0%, due through 2013[1]	1,025	–
Commercial Paper[2]	826	2,076
Other	71	39
AXA Germany (formerly AXA Colonia):
Redeemable Notes, 6.0%	258	258
AXA Financial, Inc.:
Senior Notes, 7.75% due 2010[3]	541	507
Senior debentures, 7.0% due 2028	395	370
Senior Notes, 6.5% due 2008	283	265
Senior Notes, 9.0% due 2004	341	319
Senior Notes, 7.30% due through 2003	151	142
AXA UK Holdings:
Syndicated loan, variable rate due 2001[4]	–	511
Guardian Royal Exchange:
Loan Notes, 6.625%, due 2023	255	247
Wholly-owned and Joint venture Real Estate (AXA Financial, Inc.):
Mortgage Notes, 4.92% due through 2017	397	371
Other financing debt (under euro 100 million each)	8	1

Total financing debt	4,712	5,270

Operating Debt
Alliance Capital:
Senior Notes, 5.625% due 2006[5]	452	–
Commercial Paper program	261	530
AXA Banque	530	939
Other	2	–
Total operating debt	1,245	1,469

Accrued interest	183	158

TOTAL	6,140	6,897

Note: Certain increases year on year are attributable to the impact of foreign currency exchange rates.
(1)	Euro 1.0 billion issued in June 2001 under a Euro 3.0 billion Euro Medium Term Note Program (“EMTN”).
(2)	At December 31, 2001, the Company had a euro 3.0 billion French commercial paper program, of which euro 826 million was in issue (2000: euro 3.0 billion of which euro 2,076 million was in issue). The repayment was refinanced primarily by euro 1.0 billion issued by AXA under the EMTN (see footnote (1) above).
(3)	In July 2000, AXA Financial, Inc. issued U.S.$480.0 million 7.75% Senior Notes due 2010. Substantially all of the net proceeds of U.S.$472.7 million were used to repay a portion of the promissory notes from which the proceeds were used to purchase new Alliance Units in connection with the Bernstein acquisition.
(4)	Repayment of debt at maturity in December 2001. This debt was replaced by an intercompany loan from AXA (the Company).
(5)	In August 2001, Alliance issued U.S.$400.0 million 5.625% notes due 2006 in a public offering and are redeemable at any time. The registration statement filed with the U.S. Securities and Exchange Commission allows for the issuance of up to U.S.$600.0 million in senior debt securities. The proceeds were used to reduce commercial paper and credit facility borrowings and for other general partnership purposes.

AXA Financial, through Equitable Life, has a commercial paper program with an issue limit of US $1.0 billion. This program is available for general corporate purposes used to support Equitable Life’s liquidity needs and is supported by Equitable Life’s existing US $600 million bank credit facilities. There were no amounts outstanding under this program at December 31, 2001.

Of AXA’s total non-subordinated debt instrument obligations outstanding at December 31, 2001 of €5,957 million (before accrued interest), the amount related to short term debt was €1,802 million, of which €826 million related to AXA the holding company (2000: €3,703 million and €2,076 million, respectively).

At December 31, 2001, aggregate maturities of non-subordinated debt instruments issued by AXA and its subsidiaries based on required principal payments at maturity for 2002 and the succeeding four years amounted to €2.1 million, €0.2 million, €0.7 million, €0.2 million and €0.7 million, respectively with the balance due in 2007 and thereafter.

19-Amounts Owed to Credit Institutions

(in euro millions)	2001	2000

Financing Debt
AXA:
Three year term loan, variable rate due 2003[1]	–	3,011
Other	145	186
AXA Financial, Inc.:
Credit facility[2]	–	315
Compagnie Financière de Paris:
Variable rate due through 2003	–	108
Other	100	153

Total Financing Debt	246	3,773

Operating Debt
Alliance Capital[3]	–	302
Other financial services in France:
Compagnie Financière de Paris	422	194
AXA Banque	758	415
AXA France Finance	50	–
Other financial services in Germany:
Colonia Bausparkasse	351	375
AXA Vorsorgebank	5	6
Other financial services in Belgium:
AXA Bank Belgium	3,149	1,684
Bank overdrafts	1,628	2,663

Total Operating Debt	6,363	5,639

TOTAL	6,608	9,412

Note: Certain increases year on year are attributable to the impact of foreign currency exchange rates.
(1)	In December 2000 and in connection with the acquisition of the minority interests in AXA Financial, AXA borrowed U.S.$ 2.75 billion under a U.S.$5.0 billion multi-currency dual tranche credit facility arrangement, in the form of a three year term loan due on December 31, 2003, denominated in U.S. dollars and Swiss francs. The interest on the amount was based on Libor or Euribor, as applicable, plus a margin of 0.30% per year during the first year, a margin of 0.325% per year during the second year, and a margin of 0.35% per year during the third and final year. This multi-currency dual tranche credit facility arrangement also included a U.S.$2.25 billion 364-day revolving credit facility that was not used and voluntarily cancelled by AXA before December 31, 2000. In 2001, the amount borrowed under this facility was refinanced by the proceeds from the issuance of euro 827 million under AXA’s US$5.0 billion U.S.-registered debt program (see note 14 “Mezzanine capital”).
(2)	Credit facility was cancelled in the year.
(3)	Alliance Capital repaid the outstanding credit facility, which was partly refinanced by US$400 million 5.625% notes issued in 2001 (see note 18 “Non-subordinated debt instruments issued”).

AXA (the Company) had standby committed credit facilities at December 31, 2001 of €4.6 billion, of which €145 million was outstanding (2000: €4.6 billion of which €188 million was outstanding). These committed credit facilities consist of several different credit lines with interest rates based on the Euro Inter-Bank Offered Rate (“EURIBOR’’). At December 31, 2001, the three-month Euribor rate was 3.294%.

AXA Financial, through Equitable Life, has a US$ 350 million bank 5-year credit facility and a $ 250 million 364-day credit facility. The interest rates are based on external indices dependent on the type of borrowing ranging from 2.09% to 4.75% . There were no amounts outstanding under these credit facilities at December 31, 2001.

In 2000, AXA Financial negotiated a US $1.0 billion 364-day revolving credit facility to replace a promissory note from which the proceeds were used to purchase new Alliance Capital units. This credit facility was cancelled in June 2001.

During 1998, Alliance Capital entered into a US$ 425 million five-year revolving credit facility with a group of commercial banks to provide back-up liquidity for its US$ 425 commercial paper program (see note 18 “Non-subordinated Debt Instruments Issued”). Under the credit facility, the interest rate, at the option of the borrower, is a floating rate generally based upon a defined prime rate, a rate related to the London Interbank Offered Rate (“LIBOR”) or the Federal Funds Rate. A facility fee is payable on the total facility. Borrowings under the credit facility and the commercial paper program (latter included under note 19) can not exceed US $425 million in the aggregate. In July 1999, Alliance Capital entered into a US$ 200 million three-year revolving credit facility with a group of commercial banks. During October 2000, Alliance Capital entered into a US$ 250 million two-year revolving credit facility. The terms of the US$ 200 million and US$ 250 million credit facilities are generally similar to the US$ 425 million credit facility. The revolving credit facilities will be used to fund commission payments to financial intermediaries for the sale of Back-End Load Shares under Alliance Capital’s mutual fund distribution system, capital expenditures and for general working capital purposes. The revolving credit facilities contain covenants which, among other things, require Alliance Capital to meet certain financial ratios. Alliance Capital was in compliance with the covenants at December 31, 2001. At December 31, 2001, Alliance Capital had no borrowings outstanding under its revolving credit facilities.

Of the total amounts owed to credit institutions on a consolidated basis, nearly all of the arrangements are payable on demand.

20-Net Investment Result

The sources of net investment results are summarized as follows:

	Years endedDecember 31,
	Insurance			Financial services[1]			Holding companies			Intersegment eliminations			Total
(in euro millions)	2001	2000	1999	2001	2000	1999	2001	2000	1999	2001	2000	1999	2001	2000	1999

Net investment income on:
Fixed maturities	8,554	8,050	7,421	–	–	–	27	27	38	(10)	(13)	–	8,570	8,064	7,459
Equity investments	1,997	2,257	1,786	23	9	8	55	253	48	–	–	–	2,075	2,519	1,843
Mortgage, policy and
other loans	1,790	1,575	1,278	–	–	–	14	8	–	(82)	(86)	–	1,722	1,496	1,278
Real Estate	828	687	785	(1)	(3)	(1)	(2)	(1)	(1)	(2)	(1)	–	823	682	784
Other invested assets	1,178	1,497	1,128	23	19	48	423	442	139	(205)	(237)	–	1,419	1,722	1,315
Interest expenses	(328)	(464)	(229)	(55)	(60)	(22)	(1,090)	(905)	(308)	286	318	–	(1,186)	(1,111)	(559)
Other investment expenses	(684)	(857)	(824)	(14)	(3)	(2)	(39)	(95)	(132)	83	102	–	(654)	(852)	(958)

Net investment income	13,335	12,744	11,347	(24)	(38)	30	(612)	(270)	(215)	70	82	–	12,769	12,519	11,163

Investment gains/(losses), net of valuation allowances on:[2]

Fixed maturities	73	(585)	113	62	7	23	–	2	(1)	–	–	–	135	(577)	135
Equity investments	(3,186)	3,678	2,969	2	234	141	429	3,209	861	–	–	–	(2,755)	7,121	3,971
Mortgage, policy and
other loans	(129)	17	(43)	–	(41)	40	(25)	1	(1)	–	–	–	(154)	(23)	(4)
Real Estate	344	459	112	–	35	(4)	9	(5)	(8)	–	–	–	353	488	101
Other	7	151	261	33	(9)	(6)	(19)	(146)	9	–	–	–	20	(5)	264

Net investment
gains/(losses):	(2,891)	3,720	3,412	97	225	195	394	3,060	860	–	–	–	(2,400)	7,004	4,467

Change in fair value ofseparate account (unit-linked)

assets (net)	(11,613)	(4,713)	13,638	–	–	–	–	–	–	–	–	–	(11,613)	(4,713)	13,638

Net investment
result[2]	(1,170)	11,752	28,271	73	186	403	(218)	2,790	594	70	82	–	(1,244)	14,811	29,268

(1)	Amounts do not include investment income and investment expenses from the banking operations, which are included in “Revenues from banking activities” and in “Bank operating expenses” in the consolidated statements of income. Also, depreciation expense related to real estate held by AXA’s real estate companies is excluded in the above presentation, as also included in “Bank operating expenses”.
(2)	Includes realized investment gains and losses and unrealized investment gains and losses on assets accounted for as trading, including assets supporting the UK with-profit business of euro (3,042) million.

	Years ended December31,
	Life & Savings			Property & Casualty			International Insurance			Total Insurance
(in euro millions)	2001	2000	1999	2001	2000	1999	2001	2000	1999	2001	2000	1999

Net investment income on:
Fixed maturities	7,342	6,804	6,260	909	945	892	303	301	269	8,554	8,050	7,421
Equity investments	1,565	1,777	1,301	403	448	456	29	32	29	1,997	2,257	1,786
Mortgage, policy and other loans	1,705	1,497	1,219	80	73	55	6	5	4	1,790	1,575	1,278
Real Estate	660	619	665	145	73	100	23	(5)	20	828	687	785
Other invested assets	951	1,153	922	160	256	145	67	89	62	1,178	1,497	1,128
Interest expenses	(258)	(275)	(136)	(44)	(151)	(78)	(25)	(38)	(14)	(328)	(464)	(229)
Other investment expenses	(558)	(735)	(699)	(108)	(96)	(109)	(18)	(26)	(17)	(684)	(857)	(824)

Net investment income	11,407	10,839	9,532	1,543	1,548	1,462	385	358	354	13,335	12,744	11,347

Investment gains/(losses), net
of valuation allowances on:[2]
Fixed maturities	(127)	(595)	132	106	29	(40)	95	(19)	20	73	(585)	113
Equity investments	(3,401)	2,790	1,789	252	651	949	(37)	237	231	(3,186)	3,678	2,969
Mortgage, policy and other loans	(125)	17	(31)	(4)	–	(12)	–	–	–	(129)	17	(43)
Real Estate	333	335	96	19	113	13	(8)	11	3	344	459	112
Other	(4)	147	268	(0)	(25)	(0)	11	29	(7)	7	151	261

Net investment gains/(losses):	(3,324)	2,694	2,255	373	768	910	60	258	248	(2,891)	3,720	3,412

Change in fair value of
separate account (unit-linked)
assets (net)	(11,613)	(4,713)	13,638	–	–	–	–	–	–	(11,613)	(4,713)	13,638

Net investment result[1]	(3,531)	8,821	25,303	1,916	2,316	2,392	445	616	576	(1,170)	11,752	28,271

(1)	Amounts do not include investment income and investment expenses from the banking operations, which are included in “Revenues from banking activities” and in “Bank operating expenses” in the consolidated statements of income. Also, depreciation expense related to real estate held by AXA’s real estate companies is excluded in the above presentation, as also included in “Bank operating expenses”.
(2)	Includes realized investment gains and losses and unrealized investment gains and losses on assets accounted for as trading, including assets supporting the UK with-profit business of euro (3,042) million.

The global stock markets experienced significant deterioration in 2001, which had two significant impacts on the net investment result as indicated below.

  Assets supporting the separate account (unit-linked) contracts stated at market value had a negative impact of €11.6 billion on the net investment result (2000: negative impact of €4.7 billion and 1999: positive impact of €13.6 billion).
  Net investment losses, including realized losses and valuation allowances, totaled €2.4 billion in 2001 as compared to a net investment gain of €7.0 billion in 2000. 2001 included (i) a realized loss of €145 million in respect of investment holdings (primarily in fixed maturity securities) in Enron, which filed bankruptcy in early December 2001; (ii) valuation allowances on the U.S. high-yield bond portfolio of €163 million after tax; and (iii) valuation allowances for other-than-temporarily impaired equity securities that totaled €995 million on a consolidated basis (€636 million net group share) given the significant decrease in the global stock markets performance in 2001, for example, the CAC 40 (France) fell by 22%; the Dow Jones (United States) decreased by 7% and the Nikkei (Japan) tumbled by 24%.

In January 2001, AXA and certain of its subsidiaries sold the remaining shares of Credit Suisse Group received in connection with the sale of DLJ for a realized gain of €110 million (net group share).

On November 3, 2000, AXA sold its interest in DLJ to the Credit Suisse Group. Total proceeds were $7.3 billion (€8.4 billion) and included $2.4 billion in cash and 25.7 million shares of Credit Suisse Group. On November 6, 2000 Credit Suisse Group repurchased 6.4 million of its shares for $1.2 billion, leaving 19.3 million shares of Credit Suisse Group held by AXA and its affiliates. The realized gain (before minority interests and tax and net of realized and unrealized losses on the shares of Credit Suisse Group received) amounted to €5.4 billion, or €2.0 billion (net group share). The realized gain was allocated to the Life & Savings Segment (€2.5 billion before tax and minority interests, or €936 million net group share) and the holding companies (€2.9 billion before tax and minority interests, or €1,068 million net group share).

In addition, the net investment result for the Life & Savings Segment included a realized loss and investment valuation allowance related to the high-yield bond portfolio in the U.S. operations. As a result of broad weaknesses in the credit market from a slowing economy during third and fourth quarter 2000, a loss of € 604 million was recorded (€236 million net group share and net of the impact on deferred acquisition costs).

In addition and in connection with the Sanford C. Bernstein transaction in 2000, AXA Financial’s ownership interest in Alliance Capital decreased and, therefore, a realized gain of US$928 million (before tax and minority interests) was included in the net investment result. This gain was offset by a charge to establish a provision associated with the redemption rights offered by AXA Financial to the former shareholders of Sanford C. Bernstein (see note 4 “Business Combinations” and note 16 “Provisions for Risk and Charges” for further details). As a result, there was no impact on AXA’s consolidating operating results.

In 1999, AXA tendered its Paribas stock in the public offer of exchange initiated by BNP, at which time it held an 8.3% interest in BNP-Paribas. Based on the average price of BNP stock on the three trading days preceding and following the initial offer made by Société Generale, the realized gain on this transaction totaled €331 million, net group share.

In connection with its acquisition of GRE in 1999, SLPH issued ordinary shares. As a result, AXA’s ownership interest in SLPH decreased and AXA recorded a realized gain of €469 million, group share.

In May 1999, DLJ completed its offering of 18.4 million shares of a new class of its common stock, priced at US $20 per share, representing 17.9% of DLJdirect, DLJ’s online brokerage unit. A realized gain of €120 million (net group share) was recorded in respect of this transaction.

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

When AXA establishes a fund, the insurance company’s General Account contributes cash or other assets, generally in the form of securities or real estate, to the fund and receives all of the shares of the fund in return. When securities or real estate assets are contributed to the funds, a gain or loss is recognized corresponding to the difference between the estimated fair value of the securities or real estate transferred and AXA’s historical carrying value of such assets at the date of transfer.

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

21- Reinsurance

In the normal course of business, AXA seeks to reduce the loss that may arise from catastrophes or other events that cause unfavorable underwriting results through reinsurance. Reinsurance does not relieve the ceding insurance company of its primary obligation to the policyholder in a reinsurance transaction.

AXA limits the effect of catastrophic events and certain other risks on the results of its property and casualty insurance subsidiaries by reinsuring against such events and risks on a non-proportional excess of loss basis. AXA’s life insurance subsidiaries reinsure individual mortality risks in excess of amounts that vary by subsidiary, based on its financial position. AXA also assumes certain levels of risk in various areas of exposure from other insurance companies or reinsurers. Reinsurance assumed activity is included with direct insurance activity for each of the three insurance segments.

The components of reinsurance ceded, net, as presented in the consolidated statements of income, are summarized as follows:

	Years ended December 31,
	Life& Savings			Property & Casualty			International insurance			Intersegment eliminations			Total insurance
(in euro millions)	2001	2000	1999	2001	2000	1999	2001	2000	1999	2001	2000	1999	2001	2000	1999

Premiums ceded
and retroceded	(777)	(725)	(539)	(1,221)	(1,186)	(1,010)	(1,660)	(1,052)	(762)	93	61	–	(3,565)	(2,902)	(2,311)
Change in unearned
premium reserve ceded	99	54	97	(46)	(39)	(46)	165	8	(24)	(7)	11	–	210	34	27
Insurance benefits
and claims ceded	762	713	411	1,003	1,101	1,305	2,338	1,709	936	(47)	(52)	–	4,056	3,471	2,652
Commissions received
from reinsurers	56	76	66	152	217	189	258	110	185	(4)	(4)	–	462	398	440

REINSURANCE CEDED, NET	139	118	36	(112)	92	437	1,101	775	335	35	15	–	(1,163)	1,001	808

	Years ended December 31,
(in euro millions, except for percentages)	2001	2000	1999[1]

Life & Savings
Direct premiums	46,400	44,045	35,816
Reinsurance assumed	1,513	1,516	1,275
Reinsurance ceded	(763)	(714)	(539)

Net Life & Savings Premiums	47,150	44,847	36,552
Reinsurance assumed as a percentage
of net premiums written	3.2%	3.4%	3.5%

Property & Casualty
Direct premiums written	15,220	15,175	13,479
Reinsurance assumed	674	404	114
Reinsurance ceded	(1,178)	(1,146)	(1,010)

Net Property & Casualty Premiums Written	14,716	14,433	12,583
Reinsurance assumed as a percentage
of net premiums written	4.6%	2.8%	0.9%

Premiums earned	15,780	15,368	13,800
Reinsurance ceded (earned)	(1,215)	(1,184)	(1,054)

Net Property & Casualty Premiums Earned	14,564	14,185	12,746

International Insurance
Direct premiums written	1,525	1,105	1,302
Reinsurance assumed	4,139	2,544	1,807
Reinsurance ceded	(1,624)	(1,043)	(762)

Net International Insurance Premiums Written	4,040	2,607	2,347
Reinsurance assumed as a percentage
of net premiums written[2]	102.4%	97.6%	77.0%

Premiums earned	5,425	3,453	2,912
Reinsurance ceded (earned)	(1,473)	(1,011)	(770)

Net International Insurance Premiums Earned	3,952	2,441	2,142

(1)	Correction in 1999 to reflect gross premiums earned in Property & Casualty Segment and in International Insurance Segment, previously presented net of certain reinsurance ceded contracts.
(2)	The “Reinsurance assumed as a percentage of net premiums written” for the International Insurance segment is primarily effected by AXA’s reinsurance operations within this segment, which in 2001, represented over 90% of gross premiums written within the segment. In addition, the percentage for 2001 was affected by the increase in reinsurance ceded.

AXA evaluates the financial condition of its reinsurers to minimize its exposure to significant losses from reinsurer insolvencies. Significant reinsurance amounts recoverable on paid and unpaid losses are secured by letters of credit or assets deposited with AXA or in trusts on behalf of AXA.

22 - Operating Charges

The analysis of operating charges below does not include operating charges in respect of banking activities, which are presented separately in the Statements of Income.

The classification of operating charges corresponds to the principal function to which the charge relates. Financial services-related charges incurred by the insurance companies were included under “Administrative expenses”.

	Year ended December 31, 2001
	Life &	Property	International	Total	Asset	Other	Holdings	Intersegment
	Savings	& Casualty	Insurance	Insurance	Management	Financial	companies	eliminations	Total
(in euro millions)						Services

Insurance acquisition expenses[1]	(3,193)	(2,868)	(340)	(6,401)	–	–	–	6	(6,394)

Acquisition costs[2]	(4,058)	(2,865)	(340)	(7,263)	–	–	–	6	(7,257)
Insurance claims expenses[3]	(398)	(1,005)	(906)	(2,309)	–	–	–	–	(2,309)
Investment management expenses[4]	(183)	(28)	(10)	(221)	–	–	–	131	(91)
Administrative expenses	(3,326)	(1,803)	(299)	(5,428)	(3,130)	(315)	(222)	320	(8,775)

TOTAL BEFORE INTERSEGMENT
ELIMINATIONS	(7,966)	(5,701)	(1,554)	(15,221)	(3,130)	(315)	(222)	457	(18,431)

Intersegment eliminations	252	17	2	271	176	(5)	15	(457)	–

TOTAL	(7,713)	(5,684)	(1,552)	(14,949)	(2,954)	(321)	(207)	–	(18,431)

Including:
Salaries and benefits	(2,366)	(1,624)	(266)	(4,256)	(1,243)	(154)	(47)	–	(5,700)
Depreciation	(234)	(115)	(21)	(371)	(68)	(16)	(16)	–	(471)
Commissions	(2,550)	(2,797)	(990)	(6,336)	–	–	–	–	(6,336)
Other charges	(2,564)	(1,148)	(275)	(3,987)	(1,642)	(150)	(144)	–	(5,923)

(1)	Represents total acquisition expenses as presented in the statement of income including amortization expense for value of purchased life business in-force (VBI) and the change in deferred acquisition costs (DAC), which is net of changes in unearned premium reserves.
(2)	Before amortization of value of purchased business in-force, the change in deferred acquisition costs and the change in unearned premium reserves.
(3)	Such costs are included within “insurance benefits and claims” in the consolidated statement of income.
(4)	Such costs are included within “net investment results” in the consolidated statement of income.

	Year ended December 31, 2000
	Life &	Property	International	Total	Asset	Other	Holdings	Intersegment
	Savings	& Casualty	Insurance	Insurance	Management	Financial	companies	eliminations	Total
(in euro millions)						Services

Insurance acquisition expenses[1]	(2,901)	(2,710)	(364)	(5,974)	–	–	–	16	(5,958)

Acquisition costs[2]	(3,817)	(2,762)	(419)	(6,998)	–	–	–	16	(6,983)
Insurance claims expenses[3]	(368)	(885)	(544)	(1,797)	–	–	–	–	(1,797)
Investment management
expenses[4]	(178)	(41)	(5)	(224)	–	(7)	–	111	(120)
Administrative expenses	(2,668)	(1,917)	(259)	(4,843)	(2,454)	(4,739)	(123)	288	(11,871)

TOTAL BEFORE INTERSEGMENT ELIMINATIONS	(7,030)	(5,606)	(1,227)	(13,862)	(2,454)	(4,745)	(123)	415	(20,770)

Intersegment eliminations	246	10	15	272	137	7	–	(415)	–

TOTAL	(6,784)	(5,596)	(1,211)	(13,591)	(2,317)	(4,739)	(123)	–	(20,770)

Including:
Salaries and benefits	(2,230)	(1,725)	(226)	(4,180)	(870)	(3,046)	(40)	–	(8,135)
Depreciation	(167)	(100)	(15)	(282)	(53)	(134)	(8)	–	(477)
Commissions	(2,410)	(2,824)	(746)	(5,980)	–	–	–	–	(5,980)
Other charges	(1,977)	(947)	(225)	(3,149)	(1,394)	(1,559)	(75)	–	(6,177)

(1)	Represents total acquisition expenses as presented in the statement of income including amortization expense for value of purchased life business in-force (VBI) and the change in deferred acquisition costs (DAC) net of changes in unearned premium reserves.
(2)	Before amortization of value of purchased business in-force, the change in deferred acquisition costs and the change in unearned premium reserves.
(3)	Such costs are included within “insurance benefits and claims” in the consolidated statement of income.
(4)	Such costs are included within “net investment results” in the consolidated statement of income.
	Year ended December 31, 1999
	Life &	Property	International	Total	Asset	Other	Holdings	Intersegment
	Savings	& Casualty	Insurance	Insurance	Management	Financial	companies	eliminations	Total
(in euro millions)						Services

Insurance acquisition expenses[1]	(2,615)	(2,462)	(551)	(5,628)	–	–	–	12	(5,616)

Acquisition costs[2]	(3,259)	(2,463)	(589)	(6,311)	–	–	–	6	(6,305)
Insurance claims expenses[3]	(314)	(857)	(158)	(1,328)	–	–	–	14	(1,314)
Investment management
expenses[4]	(210)	(42)	(8)	(260)	–	–	–	112	(148)
Administrative expenses	(1,976)	(1,850)	(269)	(4,095)	(1,646)	(4,736)	(137)	38	(10,577)

TOTAL BEFORE INTERSEGMENT
ELIMINATIONS	(5,758)	(5,212)	(1,024)	(11,995)	(1,646)	(4,736)	(137)	170	(18,345)

Intersegment eliminations	103	17	32	151	17	1	–	(170)	–

TOTAL	(5,655)	(5,195)	(993)	(11,843)	(1,629)	(4,735)	(137)	–	(18,345)

Including:
Salaries and benefits	(1,824)	(1,806)	(249)	(3,879)	(589)	(3,062)	(25)	–	(7,555)
Depreciation	(98)	(103)	(23)	(224)	(28)	(120)	(6)	–	(378)
Commissions	(2,159)	(2,405)	(587)	(5,151)	–	–	–	–	(5,151)
Other charges	(1,574)	(881)	(135)	(2,590)	(1,012)	(1,554)	(105)	–	(5,261)

(1)	Represents total acquisition expenses as presented in the statement of income including amortization expense for value of purchased life business in-force (VBI) and the change in deferred acquisition costs (DAC) net of changes in unearned premium reserves.
(2)	Before amortization of value of purchased business in-force, the change in deferred acquisition costs and the change in unearned premium reserves.
(3)	Such costs are included within “insurance benefits and claims” in the consolidated statement of income.
(4)	Such costs are included within “net investment results” in the consolidated statement of income.

Employee Data

The following table presents employee data for AXA.

	At December 31, 2001
	Number of employees[1]	Salaries and benefits (in euro millions)

Life & Savings and Property & Casualty	73,526	(3,990)
International Insurance	5,476	(266)
Financial Services and Holding companies	11,149	(1,445)

TOTAL	90,151	(5,700)

(1) The employees of entities proportionately consolidated are included using the percentage of proportionate ownership.

Remuneration of the Management and Officers

Executive Officer’s remuneration in increased to €32 million (€9 million for the Management Board and €23 million for the Executive Committee). The members of the Supervisory Board do not receive remuneration with the exception of a fee for attending meetings which totaled less than €1 million.

There were no advances or loans given to these directors by the Company or any of the entities under its control.

Euro

The total estimated cost of the changeover of AXA’s operations to report in Euro is approximately €159 million, of which €86 million was incurred up to December 31, 2001. 58% of the total cumulative costs to date relate to the information systems and 23% relate to training costs. These costs are charged against income in the period that the cost is incurred. No material provision was established.

23- Income Taxes

A summary of the income tax (expense) benefit in the consolidated income statements is shown below:

	Years ended December 31,
(in euro millions)	2001	2000	1999

French income tax (expense) benefit:
Current	(203)	(331)	(208)
Deferred	185	169	(8)

Total	(18)	(162)	(216)

Foreign income tax (expense) benefit:
Current	68	(2,773)	(1,399)
Deferred	(94)	162	323

Total	(27)	(2,611)	(1,076)

GRAND TOTAL	(45)	(2,773)	(1,292)

	Years ended December 31,
(in euro millions)	2001	2000	1999

Income tax (expense)/benefit:
Income tax expense at French statutory base rate	(340)	(3,331)	(1,673)
Impact of different foreign statutory rates	(35)	163	69
Permanent differences relating to:
– Investments	321	208	772
– Operating expenses and other	(379)	(326)	(742)
Utilization of losses carried forward	80	50	134
Impact of difference between the statutory tax rate
and the effective tax rate	309	463	149

INCOME TAX EXPENSE	(45)	(2,773)	(1,292)

The provisions for income taxes are different from the amounts determined by multiplying income before income tax expense by the French statutory income tax rate (36.43% in 2001, 38% in 2000 and 40 % in 1999). The sources of differences from the statutory rate and the tax effect of each are as follows:

In 2001, deferred tax expense was affected by the German tax reform effective from January 1, 2002 whereby realized gains on the sale of equity securities will no longer be subject to tax. Consequently, this reduced the deferred tax liability by €221 million recorded through income.

Deferred income tax expense and benefit results from changes in temporary differences in the basis of assets and liabilities for financial reporting and income tax purposes. The sources of these differences are presented below.

	Years ended December 31,

(in euro millions)	2001	2000	1999
Invested assets	97	513	439
Insurance policy acquisition costs,
policy reserves and reinsurance	(376)	(499)	41
Compensation and related benefits	(20)	78	(66)
Other	390	238	(132)

TOTAL	91	331	283

The components of the net deferred tax asset and net deferred tax liability are as follows:

	At December 31, 2001		At December 31, 2000
	Net Deferred	Net Deferred	Net Deferred	Net Deferred
(in euro millions)	Tax Asset	Tax Liability	Tax Asset	Tax Liability

Investments	1,834	(2,215)	2,839	(3,326)
Insurance operations	1,064	(1,680)	1,361	(1,332)
Compensation and related benefits	1,388	(412)	938	(678)
Other	877	(113)	614	(18)

TOTAL	5,164	(4,420)	5,752	(5,354)

Net Deferred Asset (liability)	743		397

At December 31, 2001, AXA’s consolidated deferred tax asset, net of valuation allowances, included tax benefits attributable to net operating loss carryforwards of €618 million (2000: €413 million). The principal countries with net operating loss carryforwards at December 31, 2001 included Japan of €362 million and the United Kingdom of €99 million. These net operating loss carryforwards are included in income tax returns that are subject to examination by various tax authorities.

In addition, net operating loss carryforwards for tax purposes totaled €4 million (2000: €130 million).

24-Net Income per Ordinary Share

The calculation of basic net income per ordinary share assumes no dilution and is based on the weighted average number of ordinary shares outstanding for the period. The calculation of diluted net income per ordinary share reflects the dilution that would have occurred if potential ordinary shares had been issued and shared in the net income of the Company. Potential ordinary shares include stock options granted but not exercised and potential ordinary shares on convertible debt (on an ‘if converted’ basis). The weighted average number of share options outstanding during 2001 but not included in the calculation of diluted net income per ordinary share because the exercise price exceeded the average market price of AXA’s shares was approximately 14.0 million, due to a 39% fall in the AXA stock price in 2001 (2000: approximately 1 million and 1999: 14,188)

The method of calculating net income per ordinary share (basic and diluted) is based on guidance published by the “Ordre des Experts Comptables” in August 1993.

	Years ended December 31,
	2001			2000[1]			1999[1]
	Ordinary	Net	Adjusted	Ordinary	Net	Adjusted	Ordinary	Net	Adjusted
(in euro millions except ordinary shares in millions)	shares	income	earnings	shares	income	earnings	shares	income	earnings

Net Income and Adjusted Earnings (Group Share)	1,715.71	520	1,201	1,518.15	3,904	2,540	1,411.96	2,021	2,045
Net Income and Adjusted Earnings
Per Ordinary Share (basic)	–	0.30	0.70	–	2.57	1.67	–	1.43	1.45

Effect of dilutive securities
Dilutive securities issued by subsidiaries[2]	–	0	0	–	(5)	(5)	–	(29)	(29)
Stock-options	7.63	–	–	13	–	–	10.88	–	–
Mandatorily Convertible Bonds (6%)	–	–	–	–	–	–	16.44	10	10
Mandatorily Convertible Bonds (4.5%)	–	–	–	29	9	9	28.32	9	9
Convertible Bonds (2.5% 1999-2014)	37.17	24	24	37	24	24	36.96	20	20
Convertible Bonds (3.75% 2000-2017)	26.82	26	26	27	23	23	–	–	–

Net Income and Adjusted Earnings attributable
to ordinary shares and potentially
dilutive securities	1,787.33	571	1,252	1,623.81	3,954	2,592	1,504.56	2,031	2,057
Net Income and Adjusted Earnings
per Ordinary Share (diluted)	–	0.32	0.70	–	2.44	1.60	–	1.35	1.37

(1)	2000 and 1999 have been restated, the number of shares as previously reported have been multiplied by four and the share price as previously reported has been divided by four to take account of the 4-for-1 stock split approved by the shareholders at AXA’s annual general meeting of the shareholders held on May 9, 2001.
(2)	Relates to stock options issued by subsidiaries within AXA which are not 100% owned by AXA, principally AXA Financial (1999 only) and its subsidiaries, Alliance Capital (2001, 2000 and 1999) and DLJ (1999 only).

25 - Financial Instruments

Disclosures about Fair Value

The estimated fair values of the financial instruments for the purposes of fair value disclosure below were based on quoted market prices, if available, estimated discounted cash flows, or quoted market prices of comparable instruments. Estimates of fair value do not reflect any premium or discount that could result from offering for sale at one time AXA’s entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized gains or losses. In many cases, the disclosed fair value estimates cannot necessarily be realized in immediate settlement of the instruments and, therefore, do not necessarily represent values for which these instruments could have been sold at the date of the consolidated balance sheet.

The basis for determining fair value for invested assets is set out in note 6 “Investments”.

The estimated fair value of insurance investment contracts having contract values determined by the value of underlying assets is measured at the estimated fair value of such assets. The estimated fair value of other insurance investment contracts is determined by discounting estimated contractual cash flows at current market interest rates.

In respect of short term and long term debt, (i) the carrying amount of short-term borrowings approximates its fair value, and (ii) the fair value of long-term debt is determined using published market values, where available, or contractual cash flows discounted at market interest rates reflecting the credit worthiness of the Company or subsidiary issuing the debt. The estimated fair values of financial instruments for which carrying value differs from estimated fair value are as follows:

	At December 31,		At December 31,
	2001		2000
	Net carrying		Net carrying
(in euro millions)	value	Fair value	value	Fair value
Financial Assets:
Fixed maturities	151,812	156,069	140,969	144,625
Equity investments,
including holdings in mutual funds[1,2]	65,098	66,586	67,372	74,995
Mortgage, policy and other loans	23,127	23,434	26,649	26,735
Financial Liabilities:
Investment contracts	255,412	258,074	249,499	252,689
Short-term and long-term debt
and borrowings (including bank overdrafts)[1]	12,748	12,842	16,309	16,343
Sub-ordinated debt and mandatorily
convertible bonds	8,867	8,831	8,453	8,920

(1)	2000 financial data restated to take account of presentational changes required by the new French Regulations adopted on January 1, 2001.
(2)	Excludes investments in participating interests.

Use of Derivative Instruments

AXA uses derivatives instruments primarily for non-trading purposes and from time to time will also trade in derivative instruments as discussed further below.

At December 31, 2001, the notional value of all derivative instruments, for trading and non-trading purposes, totaled €101.8 billion (2000: €99.7 billion). The estimated fair value of these derivative instruments at December 31, 2001 totaled €157 million (2000: €374 million). The use of credit derivatives across the group is limited to some credit default swaps written in prior years by AXA Corporate Solutions and investments in certain credit default swaps by AXA France and AXA Belgium. However, the overall impact on AXA’s consolidated financial condition and operating result was not material.

While notional amount is the most commonly used measure of volume in the derivatives market, it is not used as a measure of risk because the notional amount greatly exceeds the possible credit and market loss that could arise from such transactions. AXA is exposed to the credit risk of the counterparty to the derivative instrument, however, AXA has no credit risk related to notional principal amounts. The notional amounts do not represent the amounts actually exchanged by the parties and thus are not a measure of AXA’s exposure to the derivative instruments. AXA’s exposure is represented by the mark to market exposure at a point-in-time measured by the value of a derivative contract in the open market.

DERIVATIVE INSTRUMENTS USED FOR TRADING OR SPECULATIVE PURPOSES

AXA uses derivative instruments to manage its asset and liability exposures principally as it relates to interest rate and foreign currency exposures. At December 31, 2001, the notional amount and fair value of such derivative instruments was €1,762 million and €38 million, respectively, relating principally to non-foreign exchange rated forward rate contracts and currency swaps. The impact on net income was a charge of €56 million in 2001. The principal AXA entity that uses such instruments for trading purposes is AXA Bank Belgium in the ordinary course of banking activities.

DERIVATIVE INSTRUMENTS USED FOR NON-TRADING OR HEDGING PURPOSES

AXA primarily uses derivative instruments for non-trading purposes to manage risk, principally interest rate and foreign currency exposures. The risk management and associated hedging strategies are determined and managed by AXA’s local operations in light of both local GAAP and French GAAP requirements. Such hedging strategies include (i) managing interest rate exposures on fixed maturity investments, long term debt and guaranteed interest crediting rates on insurance contracts, (ii) managing foreign currency exposures to foreign currency denominated investments and liabilities, and (iii) managing liquidity positions (including the ability to pay benefits and claims when due) in light of asset-liability mismatch and local regulatory requirements for AXA’s insurance and banking operations. At December 31, 2001, the notional amount, fair value and net carrying value of derivative instruments for non-trading purposes used by AXA’s operations totaled €102,006 million, €118 million and €2,262 million, respectively. The impact on AXA’s consolidated net income was a charge of €167 million in 2001.

At December 31, 2001, nearly 50% of the derivative instruments used for non-trading purposes consisted of swap contracts, specifically interest rate swaps. The other types of derivative instruments used in AXA’s hedging strategies consisted of interest rate cap and floors and non-foreign currency related forward / future contracts as discussed below.

•	Swap contracts are agreements between two parties to exchange one set of cash flows for another. Payments are based on a notional amount. In connection with the use of such derivatives instruments, under French GAAP the balance sheet may include a net receivable or net payable at period end for cash flow exchanges that have been accrued for but not yet settled as at period end. AXA uses primarily (i) interest rate swap contracts to manage cash flows on interest received on investments or interest payments on debt, and to a lesser extent (ii) currency swap contracts to manage foreign currency denominated cash flows or investments. On a consolidated basis, the notional amount, net fair value and net carrying value of such instruments as at December 31, 2001 was €49,959 million, €121 million and €1,906 million. The net impact on income for 2001 was a charge of €86 million. At December 31, 2001, interest rate swap contracts accounted for more than 75% of these instruments used by AXA and were predominantly used by
(i) AXA (the parent company) to hedge its interest rate exposure on debt issued or amounts borrowed, and
(ii) AXA Bank Belgium mainly to hedge interest rate exposures in connection with its ordinary course of business to achieve an appropriate interest rate spread between the interest earning assets and the interest bearing liabilities. Currency swaps constitute another part of AXA’s hedging strategies through the use of swap contracts as it relates to managing foreign currency cash flow exposures and are primarily used by AXA (the parent company).
•	Forward and future contracts are contracts that obligate settlement at a specified price at a specified future date and can be either exchange or non-exchange traded. On a consolidated basis, the notional amount, net fair value and net carrying value of such instruments as at December 31, 2001 was €29,314 million, €106 million and €351 million. The net impact on income for 2001 was a charge of €23 million. Non-foreign currency related forward and future contracts accounted for more than 90% of these instruments and were predominantly used by AXA’s French insurance operations and AXA Bank Belgium mainly to hedge future operating margins.
•	Interest rate caps and floors are option-like agreements where the seller agrees to pay to the counterparty an amount equal to the differential, based on a notional amount, between the interest rate of the specified index and the interest rate cap or floor. The notional amount, net fair value and net carrying value of such instruments as at December 31, 2001 was €21,880 million, €(112) million and €(21) million liability. The net impact on income for 2001 was a charge of €59 million. These types of derivatives are used predominantly by AXA’s U.S. and French Life & Savings operations to hedge interest crediting rates on products with guaranteed rates of return and other interest-sensitive products. Income and expense resulting from these hedges program are generally reflected as an adjustment to interest credited to policyholders’ account balances. Any net premium paid on such contracts is amortized on a straight-line basis over the life of the contracts.

26- Off Balance Sheet Commitments

In the normal course of business, AXA principally through its financial services operations enters into letters of credit for the purpose of facilitating certain financing transactions and for securing various margin requirements. Additionally, financial guarantees are provided to customers and other financial institutions. Such commitments are noted in the following table:

	Years ended December 31,
	Received		Given

				2001			2000
	2001	2000	Insurance		Other
(in euro millions)			companies	Banks	activities	Total	Total

Commitments to finance:
Financial institutions	4,967	1,259	35	4	–	39	1,170
Customers	–	28	–	1,052	–	1,052	2,375
Guarantees:
Financial institutions	168	173	429	32	52	514	1,327
Customers	2,681	513	4	4,146	896	5,046	798
Other:
Pledged assets	972	360	231	–	–	231	356
Collaterized commitments	5,832	5,756	357	4,434	–	4,791	3,371
Letters of credit	126	45	1,442	–	–	1,442	1,191
Commitments related to construction	24	19	200	1	–	200	164
Other engagements	496	526	772	169	1,321	2,262	530

TOTAL	15,267	8,679	3,471	9,837	2,269	15,577	11,282

Commitments to finance and Guarantees: From time to time, AXA has provided certain commitments to finance and guarantees to affiliates, investors, banks and others. At December 31, 2001, these commitments include additional capital contributions to be made in respect of real estate joint ventures and private equity funds. In addition and in the normal course of its banking operations, conducted primarily through AXA Banque (France), AXA Crédit (France) and AXA Bank Belgium, AXA provides financial guarantees and commitments to finance to its customers. In 2001, there was a significant increase in such commitments related principally to AXA Banque in respect of performance guarantees given to its customers.

Collateralized commitments: As at December 31, 2001 and 2000, substantially all of the collateralized commitments related to the AXA Bank Belgium operations. In the normal course of its banking operations AXA Bank Belgium is required to give collateralized commitments (i) to the central bank in Belgium as security for normal clearing-house activities, and (ii) to financial institutions in respect of existing security repurchase agreements.

Other – letters of credit: Commitments given under letters of credit as at December 31, 2001 primarily related to AXA’s insurance operations, in particular, AXA Corporate Solutions (€1,347 million). Such commitments were required to be given mainly pursuant to applicable legislation in connection with future claims settlements arising from the U.S. terrorist attacks on September 11, 2001.

Other – Other engagements (given): AXA had subordinated convertible debt instruments of (i) €1,524 million 2.5% debt instrument issued in February 1999 and due in 2014, and (ii) €1,009 million 3.75% debt instrument issued in February 2000 and due in 2017. At maturity, if such debt instruments are not converted to ordinary shares of AXA, they will be redeemed by AXA at a price in excess of the original issue price per note. Based on the number of notes outstanding at December 31, 2001, the aggregate amount payable upon maturity could be approximately €1.3 billion in excess of the existing obligation reported in AXA’s consolidated balance sheet at such date.

On September 12, 2001 an agreement was established between AXA and BNP Paribas for a period of three years, under which AXA guaranteed the liquidity of BNP Paribas’ holdings in ordinary shares of FINAXA.

In addition and in connection with Alliance Capital’s acquisition of Sanford C. Bernstein in October 2000, AXA Financial, Inc. agreed to provide liquidity to the former shareholders of Sanford C. Bernstein who received 40.8 million of private Alliance Capital units. According to the terms of the purchase and after the end of the two-year lockout period in October 2002, these private Alliance Capital units can be sold to AXA Financial, Inc. over an eight-year period but generally not more than 20% of such units may be sold to AXA Financial in any one annual period.

Following the letter of intent executed in October 2000, AXA completed the sale of Banque Worms to Deutsche Bank on April 2, 2001. Under the terms of the agreement, AXA will retain certain of Banque Worms’ business assets, including those related to discontinued businesses, as well as the majority of its investment securities. In addition, AXA will provide a guarantee to Deutsche Bank covering certain losses incurred by Banque Worms in the event of payment defaults associated with loans transferred with Banque Worms in the transaction. AXA and Deutsche Bank are currently in the process of finalizing the amount of this guarantee. AXA’s consolidated financial statements for 2000 included an exceptional charge of €125 million relating to the provision in respect of current and future losses under this guarantee and was still deemed appropriate based on current available information.

27 - Litigation

On August 25, 1998, AXA and certain other European insurers signed a Memorandum of Understanding with certain US insurance regulators and non-governmental Jewish organizations agreeing to the establishment of the International Commission on Holocaust Era Insurance Claims (“ICHEIC”). The ICHEIC is currently conducting an investigatory process to determine the current status of life insurance policies issued to Holocaust victims between 1920 and 1945 and has established a claims and valuation process designed to settle valid claims filed with the ICHEIC with respect to any such policies which remain unpaid. The ICHEIC process is ongoing and AXA continues to actively participate in that process and pursue a dialogue with US Jewish organizations, US insurance regulators and the State of Israel in the context of the ICHEIC.

In addition to participating in the ICHEIC process, AXA is also participating in Holocaust related initiatives undertaken by various European governments. In Germany, AXA’s German affiliates are working closely under guidance of the German insurance regulatory authority, the BAV, and are also involved in the implementation of the intergovernmental agreement on Holocaust matters reached during 2000 between Germany and the United States (the “German Foundation Initiative”) as it relates to the German insurance industry. Management believes that the totality of claims against AXA’s German affiliates should be covered under the German Foundation Initiative. In France, AXA is actively cooperating with the Matteoli Commission, a governmental commission investigating Holocaust era issues, and AXA’s French subsidiaries have contributed €3.5 million (out of a total of €10.5 million contributed by the French insurance industry) to the “Fonds pour la Mémoire”, a French government Holocaust-related initiative. In addition, AXA is cooperating with a similar body in Belgium, the Buysse Commission.

Assessing the extent of unpaid policies issued to Holocaust victims is complex due to the passage of time, incomplete records, restitution programs, payments to blocked accounts, currency devaluations, insurance portfolio transfers and nationalization of insurance companies. This assessment involves historical, actuarial, economic, regulatory and legal expertise, research and analysis. While the outcome of these matters cannot be predicted with certainty, based on the information currently available to it, management believes that the ultimate resolution of these matters should not have a material adverse effect on the consolidated financial position of AXA, taken as a whole. Due to the significant uncertainties and complexities involved in resolving these matters (including the risk of regulatory sanctions against AXA’s US affiliates under legislation that has been adopted in various US jurisdictions and/or future Holocaust related litigation) and the likelihood that these uncertainties and complexities will not be fully resolved in the near future, AXA management is not in a position at this time to make an estimate of loss or predict whether or not these matters will have a material adverse effect on AXA’s consolidated results of operations in any particular period.

In January 2002, Nationwide, an American insurance company, commenced an arbitration proceeding before the International Chamber of Commerce in Paris relating to the sale by various AXA Group companies in January 1999 of Paneurolife, a Luxembourg company. Nationwide is seeking damages in this proceeding on the grounds of alleged misrepresentation and failure to disclose material facts. In February 2002, AXA and various of its subsidiaries were named as defendants in a lawsuit, Kyurkjian, et al. v. AXA, et al., which was filed in the United States District Court for the Central District of California on behalf of a purported class of plaintiffs composed of descendants of Armenians killed in the genocide of 1915. Plaintiffs have alleged in this lawsuit that such descendants are entitled to benefits under certain life insurance policies issued by two insurance companies (now owned by the AXA Group) between 1880 and 1930 to Armenians living in Turkey. Plaintiffs have asserted that AXA, as well as these two insurance companies and/or their successors in interest, have failed to fulfill contractual and other obligations relating to such policies and have requested judicial relief, including compensatory and punitive damages. In addition, several AXA subsidiaries are involved in lawsuits (both class action and individual), investigations, and other actions arising in the various jurisdictions where they do business, including the following:

  A number of lawsuits have been filed against life and health insurers in the United States and certain other jurisdictions involving insurers’ sales practices, alleged agent misconduct or misrepresentation, failure to properly supervise agents and other matters. Some of the lawsuits have resulted in the award of substantial judgements against insurers (including material amounts of punitive damages) or in substantial settlements. In certain jurisdictions, juries have substantial discretion in awarding punitive damages. In the United States, Equitable Life and certain of its subsidiaries are involved in such litigation.
  A number of lawsuits have been filed against Alliance Capital arising out of the Enron affair. The suits currently pending include (i) several suits against Alliance Capital and a fund, the Alliance Premier Growth Fund, managed by an affiliate of Alliance Capital alleging that Alliance Capital breached its duty of loyalty to the fund because one of the directors of Alliance Capital’s general partner served as a director of Enron Corp. when the fund purchased shares of Enron Corp. – plaintiffs are seeking recovery of certain fees paid by the fund to Alliance Capital; (ii) a suit against Alliance Capital filed in Texas federal court alleging certain violations of the U.S. federal securities laws by Alliance Capital in connection with a sale of certain securities by Enron Corp. – plaintiffs are seeking recission or a recissionary measure of damages, and (iii) against Alliance Capital by the Florida State Board of Administration (“SBA”) alleging breach of contract relating to an investment management agreement – the SBA is seeking more than $300 million in compensatory damages and an unspecified amount of punitive damages. At the present time, Alliance Capital’s management is unable to estimate the impact, if any, that the outcome of these actions may have on Alliance Capital’s results of operations or financial condition.
  Certain of AXA’s US subsidiaries (particularly AXA Financial, Equitable Life and Alliance Capital) are involved in various other types of lawsuits (both class action and individual), investigations or actions arising in connection with the ownership and/or management of real estate, asset management activities, corporate transactions (including the restructuring of Alliance Capital in 1999 and the sale of DLJ in 2000), employee benefit disputes, alleged discrimination in employment practices, as well as other matters. The lawsuits, investigations and other actions described in this and the two preceding subparagraphs are described more fully in the Annual Reports on Form 10-K for the year ended December 31, 2001 of AXA Financial, Equitable Life and Alliance Capital, which have been filed with the SEC.

  In the United Kingdom, life insurers, including certain of AXA’s UK subsidiaries, have been subject to governmental investigations regarding sales practices, agent misconduct or misrepresentation and certain other matters, particularly in connection with sale of pension products and, more recently, in connection with the sale of mortgage endowment policies.
  In addition, certain AXA subsidiaries have been involved in litigation in both the US and United Kingdom concerning the validity of, and scope of coverage under, insurance and reinsurance contracts issued by them in connection with financing of various film productions.

Some of these lawsuits and other actions have been brought on behalf of various alleged classes of claimants, and certain of the claimants in these actions seek significant or unspecified amounts of damages, including punitive damages. In some jurisdictions, juries have substantial discretion in awarding punitive damages. To date no such lawsuit, investigation or action has resulted in an award or settlement against AXA in an amount material to the consolidated financial position or results of operations of AXA, taken as a whole. Although the outcome of any lawsuit cannot be predicted with certainty, particularly in the early stages of an action, management believes that the ultimate resolution of the lawsuits and investigations referred to in this paragraph should not have a material adverse effect on the consolidated financial position of AXA, taken as a whole. Due to the nature of such lawsuits and investigations, AXA’s management cannot make an estimate of loss, if any, or predict whether or not such lawsuits or investigations will have a material adverse effect on the AXA’s consolidated results of operations in any particular period.

In addition to the matters described above, AXA and certain of its subsidiaries are involved in various legal actions and proceedings of a character normally incident to their business. Some of these actions and proceedings have been brought on behalf of various alleged classes of claimants, and certain of these claimants seek significant or unspecified amounts of damages, including punitive damages. While the ultimate outcome of such matters cannot be predicted with certainty, based on information currently available to it, in the opinion of management no such matter is likely to have a material adverse effect on the consolidated financial position or results of operations of AXA, taken as a whole. It should be noted, however, that the frequency of large damage awards in certain jurisdictions, particularly the United States, that bear little or no relation to actual economic damages incurred by plaintiffs continues to create the potential for an unpredictable judgement in any given matter.

28 - Related Party Transactions

From time to time the Company enters into agreements and transactions with its subsidiaries and affiliates for various business purposes including the furnishing of services and/or financing of operating activities. These agreements and transactions are generally negotiated on an arms-length basis and reflect prevailing market terms and conditions for similar transactions at the time they are implemented.

The Company has been party to the following transactions in 2000 and 2001 which may be deemed to have been either material to AXA or the related party in question or unusual in their nature or conditions which involved goods, services, or tangible or intangible assets:

AXA/FINAXA Trademark License. The name “AXA” and the AXA trademark are owned by FINAXA. On May 21, 1996, the Company and FINAXA entered into a licensing agreement pursuant to which FINAXA (1) granted the Company a non-exclusive license to use the AXA trademark in the jurisdictions in which AXA currently has operations and in any additional jurisdictions in which the AXA trademark is registered, and (2) agreed not to grant licenses to use the AXA trademark to any other company or partnership unless (i) that company or partnership holds an ownership interest in FINAXA or (ii) FINAXA and/or the Company hold, directly or indirectly, an interest in that company or partnership.

The non-exclusive license grants the Company the right, subject to the prior written approval of FINAXA, to grant sublicenses to companies controlled, directly or indirectly, by the Company. FINAXA has no obligation to grant any such approval. Over the past several years, a number of our principal subsidiaries around the world have begun to use the AXA name pursuant to sublicenses granted by the Company. The Company is obligated to pay FINAXA pursuant to the licensing agreement an annual fee of €762,245 as well as 50% of any net royalties received from sublicensees. AXA’s non-exclusive license may be terminated at any time by either party, three months after delivery to the other party of a written notice of termination. FINAXA has, however, agreed not to exercise its right to terminate the license so long as FINAXA is the Company’s largest shareholder. Upon termination, the Company and the companies to which it has granted sublicenses are required to cease utilization of the AXA trademark and any sublicenses will immediately terminate.

Acquisition of the Minority Interest in AXA Financial. On December 29, 2000, AXA completed its tender offer in the buyout of minority interests in AXA Financial, which was followed by the subsequent merger of AXA Merger Corp. (a wholly-owned special purpose subsidiary of AXA created speciifically for the purpose of effecting the transaction) with and into AXA Financial on January 2, 2001 pursuant to the Merger Agreement dated October 17, 2000. This acquisition was partially financed through a financing arrangement between AXA, AXA Financial and AXA Merger Corporation. As part of this intragroup financing arrangement relating to the offer and the merger, AXA Financial:

(i)	sold to the Company for $1.2 billion, 6.5 million shares of Credit Suisse Group received by AXA Financial inconnection with the sale of DLJ, and
(ii)	loaned $3.0 billion to AXA Merger Corp. which AXA Merger Corp. used to fund a portion of the cash consideration delivered to tendering AXA Financial shareholders under the terms of the tender offer.

All these transactions were on arms length terms. Also in connection with this transaction, AXA Financial entered into continuity agreements with 43 executives of AXA Financial. These agreements were approved by the special committee of independent AXA Financial Board members created to review the terms and conditions of AXA’s offer in order to promote the stability of AXA Financial’s management and its focus on the ongoing business of AXA Financial. Among the executives who entered into these continuity agreements were Edward D. Miller, formerly Chief Executive Officer of AXA Financial and currently a member of AXA’s supervisory board; and Stanley Tulin, Vice-Chairman and Chief Financial Officer of AXA Financial and an Executive Officer of AXA. For further information concerning this transaction, please see the Registration Statement on Form F-4 filed by AXA with the Securities and Exchange Commission on November 21, 2000 (registration no. 333-50438) and note 4 “Business Combinations” to the consolidated financial statements included elsewhere in this annual report.

Acquisition of the Minority Interest in Sun Life & Provincial Holdings (SLPH). In July 2000, the Company completed the acquisiton of the outstanding minority interests in SLPH for approximately £2.3 billion. In connection with that transaction, the Company offered SLPH shareholders a choice between cash and an AXA loan note, which is a debt obligation of the Company. For additional information, see note 4 “Business Combinations” in the consolidated financial statements included in Item 18 of in this annual report.

AXA Life Japan (formerly known as AXA Nichidan). In connection with AXA’s acquisition of Nippon Dantaï in March 2000, as described in note 4 “Business Combinations”, AXA contributed cash of approximately Yen 207 billion (€2 billion) to increase AXA Life Japan’s capital.

Loans/Guarantees. The Company from time to time makes capital contributions and/or loans to its subsidiaries and affiliates to finance their business operations. As at December 31, 2001, the aggregate amount outstanding in respect of loans made by the Company to its subsidiaries or affiliates was approximately €3.2 billion (2000: €2.88 billion). This amount represents approximately 30 separate loans originated at different times and bearing interest at varying rates which generally reflected prevailing market rates at the respective dates such loans were originated. In order to facilitate certain intra-group financing arrangements and to promote efficient use of the Group’s capital resources, the Company from time to time guaranties repayment of loans extended from one of its subsidiaries to another and/or guaranties other obligations of its subsidiaries. As of December 31, 2001, the principal amount of such intra-group loans guaranteed by the Company was €754 million and the aggregate liabilities covered by the other guaranties extended to its subsidiaries was approximately €150 million. The beneficiaries of these guaranties are generally required to compensate the Company at a negotiated rate based on prevailing market rates and conditions for guaranties of a similar nature. In addition, from time to time the Company provides comfort or similar letters to rating agencies and/or regulators for the benefit of its subsidiaries for various business purposes, including for purposes of facilitating specific transactions, achieving target ratings levels and, more generally, helping develop the business of these subsidiaries. At December 31, 2001 and 2000, there were no loans from the Company to any member of AXA’s Management Board or Supervisory Board.

Agreement with BNP Paribas. On September 12, 2001 AXA and BNP Paribas entered into an agreement (the “BNP Agreement”) which provides for maintaining a certain level of cross-shareholding between the parties and facilitating the potential disposition of BNP Paribas’ investment in FINAXA. Specifically, the BNP Agreement provides that AXA will hold a minimum of 21,706,299 BNP Paribas shares which, on July 27, 2001, represented an approximate 4.9% ownership interest in BNP Paribas; and that BNP Paribas will hold a minimum of 14,580,330 FINAXA shares which, on July 27, 2001, represented an approximate 22.25% ownership interest in FINAXA. This minimum number of shares is subject to adjustment for certain events such as splits and consolidations. Additionally, the BNP Agreement grants both BNP Paribas and the Company a preemptive right to acquire the other party’s equity investment (not including any shares held in excess of the minimum amount) during a one-year period following any termination of the agreement. Further, each party has an option to repurchase the ownership interests of the other party if there is a change in control of the other party.

The following table provides a list of the principal agreements entered into during 2001 between the Company and various of its affiliates :

PARTIES	DATE OF EXECUTION	DESCRIPTION OF AGREEMENT

AXA and Compagnie	March 20, 2001	Loan Agreements between the Company, as lender, and CFP,
Financière de Paris (“CFP”)		as borrower

AXA and AXA Asia Pacific Holdings	March 31, 2001	Amendment to Loan Agreement dated 28 September 2000
(Australia)		between the Company, as lender, and AXA Asia Pacific
Holdings, as borrower

AXA, AXA Insurance Hong Kong Ltd	April 26, 2001	Sale to the Company of a debt obligation held by AXA
and AXA General Insurance		Insurance Hong Kong Ltd, as lender/creditor, from AXA
Hong Kong Ltd		General Insurance Hong Kong Ltd, as borrower/debtor

AXA and AXA UK plc	May 21, 2001	Loan Agreement (2 loans) between the Company, as lender,
and AXA UK plc, as borrower

AXA and Colisée Excellence	June 14, 2001	Shareholder advance/loan agreement between the Company,
as lender, and Colisée Excellence, as borrower

AXA and Financière Mermoz	June 14, 2001	Shareholder advance/loan agreement between the Company,
as lender, and Financière Mermoz, as borrower

AXA and AXA Oyak Holding	June 21, 2001	Share Certificate issuance to the Company as shareholder
(Turkey)

AXA and AXA France Finance	June 26, 2001	Loan Agreement between the Company, as lender, and AXA
France Finance, as borrower

AXA and BNP Paribas	June 22, 2001	Custody Agreement between the Company and BPSS,
Securities Services		as custodian

AXA and CFP	June 29, 2001	Subordinated Loan Agreeements between the Company,
as lender, and CFP as borrower

AXA and	July 5, 2001	Substitution Agreement concerning obligation to repurchase
AXA Assurances IARD Mutuelles		shares of AXA Investment Managers SA

AXA, AXA Asia Pacific Holdings	July 31, 2001	Amendments to Loan Agreements dated 10 October 1999
Limited and AXA Asia Pacific Finance Ltd		and 27 September 2000 (modified 17 July 2001) between
the Company, as lender, and Asia Pacific Holdings Limited
and AXA Asia Pacific Finance Ltd, as borrowers

AXA and AXA Asia Pacific	August 8, 2001	Guaranty of obligations of AXA China Region Ltd by AXA Asia
Holdings Ltd		Pacific Holding Ltd and other engagement of AXA Asia
Pacific Holding Ltd toward the Company

AXA and AXA Collectives	September 6, 2001	Sale Agreement with respect to 90,187 shares of AXA Italia
Italian branch		Spa between the Company, as purchaser, and AXA
Collectives Italian branch, as seller

AXA and AXA Italia Spa	September 13, 2001	Sale Agreement with respect to 21,563,111 shares
of AXA Assicurazioni Spa between the Company, as seller,
and AXA Italia Spa, as purchaser

AXA and AXA Italia Spa	September 13, 2001	Sale Agreement with respect to 2,066,000 shares of AXA
Interlife Spa between the Company, as seller, and AXA Italia

PARTIES	DATE OF EXECUTION	DESCRIPTION OF AGREEMENT

AXA and AXA Italia Spa	September 13, 2001	Sale Agreement with respect to 1,304,000 shares of UAP Vita
Spa between the Company, as seller, and AXA Italia Spa, as
purchaser

AXA, AXA Asia Pacific Finance Ltd	September 25, 2001	Subordinated Loan Agreement between the Company, as
and AXA Asia Pacific Holdings Ltd		lender, and AXA Asia Pacific Finance Ltd and AXA Asia Pacific
Holdings Ltd, as borrowers

AXA, AXA Courtage Assurance	September 25, 2001	Management Agreement with respect to shares of BBVA
Mutuelle, AXA Participations 2 and
AXA Conseil Vie Assurance Mutuelle

AXA and AXA Asia Regional	September 28, 2001	Service Agreement
Centre PTE Ltd (Singapore)

AXA and AXA GSDO	November 9, 2001	Shareholder advance/loan agreement between the
Company, as lender, and AXA GSDO, as borrower

AXA and AXA Group Life Japan	November 17, 2001	Guarantee by the Company of a debt obligation of AXA
(subsidiary of AXA Insurance		Group Life Japan to Equitable Life
Holding Co. Ltd)

AXA and BNP Paribas Securities Services	November 19, 2001	Agreement between the Company and BPSS as transfer agent

AXA and Beaujon	December 10, 2001	Loan Agreement between the Company, as lender, and
Beaujon, as borrower

AXA and AXA ¨Participations 2	December 13, 2001	Loan Agreement between the Company, as lender, and AXA
Participations, as borrower

AXA and AXA Conseil Vie	December 19, 2001	Sale Agreement with respect to 422,567 shares of AXA Italia
Spa between the Company, as purchaser, and AXA Conseil
Vie, as seller.

AXA and AXA Technology Services	December 28, 2001	Loan Agreement between the Company, as lender, and AXA
Technology Services, as borrower

In addition to the foregoing transactions to which the Company is party, there are various on-going business relationships and transactions between various subsidiaries of the Company which include the following: Investment Management. The AXA Group has two principal asset management subsidiaries, Alliance Capital Management and AXA Investment Managers (the “Asset Managers”). In addition to managing assets for unaffiliated third parties, the Asset Managers manage the “general account” investment assets of AXA’s various insurance subsidiaries. At December 31, 2001, the general account assets managed on behalf of the Company’s insurance subsidiaries by the Asset Managers totaled approximately €211 billion (2000: €207 billion) and generated approximately €370 million in management fees for year ended December 31, 2001 (2000: €368 million). In addition, the Asset Managers manage most of the separate account (unit-linked) assets of the Company’s insurance subsidiaries, which totalled approximately €81 billion at December 31, 2001 (2000: €84 billion).

Reinsurance. In order to achieve optimal pricing in the market and cost efficiencies on a Group level, various insurance subsidiaries of the Company cede reinsurance through AXA Cessions. AXA Cessions acts on behalf of the ceding AXA insurers to arrange reinsurance cover with suitable third-party reinsurers. Total premiums ceded by AXA Group insurers through AXA Cessions were approximately €480 million for the year ended December 31, 2001 (2000: €376 million and 1999: €289 million) and total claims reserves with respect to this ceded reinsurance were approximately €1, 235 million at December 31, 2001 (2000: €1,032 million).

29 - Dividend Restrictions and Minimum Capital Requirements

AXA (the Company) is not subject to legal restrictions on the amount of dividends it may pay to its shareholders provided that accumulated earnings available for distribution are sufficient. However, certain of the AXA’s subsidiaries, principally insurance companies, are subject to restrictions on the amount of funds they may transfer in the form of cash dividends or otherwise to their shareholders.

In most cases, the amounts available for dividends from the AXA’s insurance subsidiaries are limited to the accumulated earnings calculated using the subsidiaries’ historical statutory basis of accounting. These amounts can be further limited based on the discretion of the insurance regulators in each country in which AXA operates. In some cases, amounts available for dividends are also subject to regulatory capital adequacy tests, individual subsidiary restrictions contained in company by-laws or approval of the company chief actuary.

In accordance with European Union directives, insurance companies organized in European Union member countries are required to maintain minimum solvency margins which must be supported by capital, retained earnings and reserves, including unrealized appreciation or depreciation on securities and, in France and in certain other countries (as approved by local regulators), unrealized capital gains on real estate as reported in regulatory filings. AXA’s insurance operations in countries outside of the European Union are also subject to capital adequacy and solvency margin regulations. At December 31, 2001, management believes AXA’s subsidiaries are in compliance with all applicable solvency and capital adequacy margin requirements.

AXA’s principal insurance operations in France, the United States, the United Kingdom, Japan, Germany and Belgium accounted for over 90% of AXA’s consolidated gross policyholder benefits and insurance claims reserves at December 31, 2001 (2000: nearly 90%). The table below presents certain statutory information that relate to these entities (and before allocation to minority interests).

At December 31,
	2001[1]		2000[1]
	Principal Life	Principal Property	Principal Life	Principal Property
	& Savings operations	& Casualty (including	& Savings operations	& Casualty (including
		the International		the International
(in euro millions)		Insurance operations)		Insurance operations)

Statutory capital
and surplus[2]	11,331	5,574	13,675	3,850
Maximum amount of
dividends that could be
paid by these operations
without prior
regulatory appoval	1,301	780	3,030	728

(1)	The amount at December 31, 2001 and 2000 represents an estimate, as certain insurance operations have not yet completed their regulatory returns for 2001.
(2)	The statutory capital and surplus is an aggregate number, being the sum of the statutory capital and surplus for each insurance company in each country subject to local regulatory requirements, which may differ from jurisdiction to jurisdiction.

30- Share Options

Total employee stock based compensation cost charged to earnings was €9 million, €21 million and €21 million for the years ended December 31, 2001, 2000 and 1999, respectively.

OPTIONS ISSUED BY THE COMPANY

AXA (the Company). Executive officers and other key employees may be granted options to purchase ordinary shares of the Company at a price generally between 90% and 100% of the market price of the ordinary shares at the date of grant. Options have a maximum term of ten years and generally become exercisable in installments of 25% per year on each of the second through fourth anniversaries of the grant date with the final 25% on either the fifth or ninth anniversary.

A summary of the status of the Company’s share options for the periods indicated is presented below:

	2001		2000		1999
(in euro millions)	Shares	Price[2]	Shares[1]	Price[1,2]	Shares[1]	Price[1,2]

Outstanding January 1,	35,362,276	24.69	29,963,052	19.35	35,763,496	13.28
Granted	9,807,204	32.32	8,153,568	40.88	7,704,400	28.90
Special Grants[3]	–	–	414,052	19.41	–	–
Subscribed	(2,621,962)	12.32	(2,477,068)	10.68	(13,214,548)	8.49
Expired	(2,145,518)	27.87	(691,328)	19.50	(290,296)	18.93

Outstanding December 31,	40,402,000	27.06	35,362,276	24.69	29,963,052	19.35

Options exercisable at year end	12,504,725	16.78	9,231,744	12.92	5,710,008	9.51
Options available for future grants at year end	15,899,428		1,412,688		9,429,720

(1)	2000 and 1999 number of shares and price restated to reflect the 4-for-1 stock split approved by the shareholders at the annual general meeting held on May 9, 2001.
(2)	Price refers to weighted average exercisable price in euro.
(3)	In June 2000, AXA issued 30.2 million ordinary shares, which were issued with preferential subscription rights and according to the terms and conditions of the AXA share option plans, the number of share options in AXA ordinary shares were increased in proportion to the increase in share capital.

In respect of share option plans issued by the Company for ordinary shares, the number of share options outstanding and the number of share options exercisable at December 31, 2001 are set out below.

Exercisable Until

	Number Outstanding	Number Exercisable
January 28, 2002	95,344	95,344
October 26, 2002	76,392	76,392
May 13, 2003	272,368	272,368
April 12, 2004	637,476	637,476
March 28, 2005	1,529,736	1,529,736
July 09, 2006	1,784,399	1,784,399
January 21, 2007	3,626,769	2,379,030
September 9, 2007	166,668	125,001
September 29, 2007	101,448	76,086
April 19, 2008	7,989,576	3,835,212
June 8, 2009	6,512,348	1,607,875
November 17, 2009	343,244	85,806
July 4, 2010	7,014,200	–
July 11, 2010	217,048	–
November 12, 2010	292,000	–
May 8, 2011	9,742,984	–

TOTAL	40,402,000	12,504,725

	Outstanding	Weighted average	Exercisable at	Weighted average
	at December 31, 2001	exercise price	at December 31, 2001	exercise price
	(in millions)	(in euros)	(in millions)	(in euros)
Euro 0.00 - Euro 6.48	0.2	4.22	0.2	4.22
Euro 6.48 - Euro 12.96	8.0	10.56	6.7	10.27
Euro 12.96 - Euro 19.44	0.1	14.81	0.1	14.81
Euro 19.44 - Euro 25.92	8.0	23.65	3.8	23.65
Euro 25.92 - Euro 32.40	16.6	30.72	1.7	28.45
Euro 32.40 - Euro 38.87	0.3	38.73	–	–
Euro 38.87 - Euro 45.35	7.2	40.96	–	–

Euro0.00 - Euro 45.35	40.4	27.06	12.5	16.78

OPTIONS TO PURCHASE AXA ADSs

AXA Financial, Inc. In connection with AXA’s buyout of minority interests in AXA Financial, Inc. in 2000 and upon completion of the merger with AXA Merger Corp. with and into AXA Financial on January 2, 2001 (see note 4 “Business Combinations” for further information), all of the outstanding employee stock options in AXA Financial common stock were either settled in cash or exchanged into options in AXA ordinary shares (in the form of AXA ADSs). The number of AXA Financial stock options that were exchanged into options in AXA ADSs amounted to 9.1 million (or an equivalent of approximately 18.3 million AXA ordinary shares on a post 2-for-1 ADS stock split basis), of which 8.5 million (or an equivalent of 16.8 million AXA ordinary shares ) became immediately exercisable upon exchange.The cost of settling or exchanging these outstanding options in AXA Financial common stock was included in the purchase price of the transaction (see note 4 “Business Combinations” for further information). In addition and at the same time, certain employees exchanged their AXA ADS options for tandem Stock Appreciation Rights (“SARs”) and at-the-money AXA ADS options of equivalent intrinsic value. The maximum obligation for the SARs is approximately US$ 85 million, based upon the underlying price of AXA ADSs at January 2, 2001, the closing date of the merger.

Beginning in 2001, under AXA Financial’s 1997 Stock Incentive Plan, AXA Financial can issue options to purchase AXA ADSs. The options are issued at the fair market value of the AXA ADSs on the date of grant. Generally, one-third of the share options vest and become exercisable on each of the first three anniversaries of the date such options were granted. Options are currently exercisable up to ten years from the date of grant.

According to the terms and conditions of the share options, AXA Financial will acquire existing ordinary shares in the open market to be sold to its employees upon their exercise of the options to purchase AXA ADSs. As stated in note 6 “Investments”, the treasury shares held by AXA are intended to cover the potential ordinary shares to be sold. Relevant information is summarized in the tables below.

AXA Financial, Inc. options in AXA ADSs

	Number outstanding	Weighted average
	(in millions)	exercice price
		(in U.S. dollars)
Balance as at January 2, 2001	18.3	21.65
Granted	17.0	31.55
Subscribed	(2.2)	11.57
Expired	(3.1)	32.02

Balance as at December 31, 2001	30.0	26.89

	Outstanding	Weighted average	Exercisable at	Weighted average
	at December 31, 2001	exercise price	at December 31, 2001	exercise price
	(in millions)	(in U.S. dollars)	(in millions)	(in U.S. dollars)

$6.325 -$ 9.01	1.9	6.75	1.9	6.75
$10.195 - $ 14.30	2.2	13.32	2.2	13.34
$15.995 - $ 22.84	5.2	18.87	4.4	18.74
$26.095 - $ 33.025	15.7	30.97	2.6	26.78
$36.030	5.0	36.03	5.0	36.03

$6.325 - $36.03	30.0	26.89	16.1	23.24

OTHER

Under a separate variable option plan, in 1996 AXA granted key managers options which vest over five years to acquire approximately 2 million shares of a wholly-owned subsidiary. This plan allows holders to benefit indirectly in the appreciation of the share price in ordinary shares of AXA Asia Pacific Holdings. The shares under option would represent 25% of the shares issued by the subsidiary, if and when such options are exercised. Any shares acquired by exercising options are nontransferable and the holders have certain rights to put the shares to AXA for a price based on the equivalent market price of AXA Asia Pacific Holdings common stock at the date when put.

Of the 2 million options, 758,250 have been exercised at December 31, 2001. The balance of outstanding options at December 31, 2001 was 1.2 million.

31- Segment Information

AXA has five operating business segments: Life & Savings. Property & Casualty, International Insurance, Asset Management and Other Financial Services. In addition, non-operating activities are conducted by the holding companies. The financial information for AXA’s business segments, and the holding company activities, is presented on a French GAAP basis and is consistent with the presentation provided in the consolidated financial statements presented herein.

AXA has had certain significant acquisitions including Compagnie UAP (1997), Royale Belge minority interests (1998), GRE (1999), and Nippon Dantaï and Sanford C. Bernstein (2000) (see note 4 “Business Combinations”). As a result of these acquisitions, AXA increased significantly its participation in insurance, financial services and other operations throughout AXA. No customer accounted for 10% or more of AXA’s consolidated revenues in 2001. No segment is dependent upon a single customer, or a few customers, the loss of which would have a significant effect on the earnings of the segment. AXA is not dependent on any one, or a few, independent brokers or independent agents or other insurance companies for which a loss of business would have a material adverse effect on the earnings of any one of the segments or AXA.

Life & Savings Segment products and services. Includes individual and group traditional term and whole life insurance (including participating policies whereby the policyholder participates in the net investments results or profits of the insurance company), immediate annuities and investment products (including endowments, savings-related products, such as variable life and variable annuity products and other investment-linked products) and services (such as financial planning services, sales of mutual fund investments) that are designed to meet a broad range of its customers’ needs throughout their financial life-cycles.

Life & Savings Segment

		Gross written premiums
		Years ended December 31,			Gross insurance liabilities
(in euro millions, except percentages)		2001	2000	1999	at December 31, 2001

– Individual	47%	22,426	23,332	19,177	178,002
– Group	9%	4,083	3,313	2,015	36,254

Retirement/annuity/investment contracts	56%	26,509	26,645	21,192	214,257
Life contracts (including endowment contracts)	28%	13,407	12,006	9,816	99,094
Health contracts	11%	5,474	4,244	3,535	12,239
Other	5%	2,522	2,664	2,548	14,607

TOTAL	100%	47,913	45,560	37,091	340,197

Total gross premiums include:
– Separate Account (Unit linked) contracts	35%	16,767	19,612	15,080	115,305
– UK With-Profit business	7%	3,443	2,383	2,704	35,041

Property & Casualty Segment products and services. Includes a full range of products including principally automobile and homeowners’ insurance to individuals and commercial property and liability insurance to corporate customers, including workers’ compensation benefits.

Property & Casualty Segment

		Gross written premiums
		Years ended December 31,				Gross insurance liabilities
(in euro millions, except percentages)		2001		2000	1999	at December 31, 2001(1)

Personal line
– Automobile	37%		5,880	5,939	5,048	10,730
– Property damage	15%		2,330	2,223	2,129	2,165
– Other	10%		1,514	1,135	1,168	3,239
Commercial line
– Automobile	8%		1,231	1,121	1,002	1,620
– Property damage	12%		1,896	1,695	1,496	2,228
– Liability	7%		1,058	1,238	1,048	4,372
– Other	7%		1,162	1,704	1,324	4,836
Other	5%		823	523	378	3,889

TOTAL	100%	15,894		15,579	13,593	33,079

(1) Excluding equalization reserves.

International Insurance Segment products and services. The reinsurance operations principally focus on property damage, third party liability and marine property and third party liability reinsurance through proportional and non-proportional treaties. The products in the insurance operations within this segment, which specifically relate to AXA Corporate Solutions Insurance, include large commercial risk coverage to large national and international corporations principally including property and casualty; marine aviation and transport; construction risk; financial risk; and directors and officers liability.

International Insurance Segment

	Gross written premiums
	Years ended December 31,				Gross insurance liabilities
(in euro millions, except percentages)	2001		2000	1999	at December 31, 2001(1)

– Property damage	52%	2,945	1,589	1,290	5,955
– Automobile, Marine, Aviation	15%	836	738	620	2,398
– Casualty/Liability	8%	470	473	403	2,932
– Assistance	7%	381	328	281	399
– Other	18%	1,032	523	515	2,471

TOTAL	100%	5,664	3,651	3,109	14,154

(1) Excluding equalization reserves.

Asset Management Segment products and services. Includes diversified asset management (including mutual funds management) and related services to a variety of institutional clients and individuals, including AXA’s insurance companies.

Other Financial Services Segment products and services. Principally related to DLJ that was sold in 2000, whose products and services included securities underwriting, sales and trading, merchant banking, financial advisory services, investment research, venture capital, correspondent brokerage services, securities lending, online interactive brokerage services and other advisory services. This segment also includes other financial services, such as banking activities conducted primarily in France and Belgium.

Information described as “Insurance’’ below includes the three insurance segments: Life & Savings, Property & Casualty and International Insurance. Information described below as “Financial Services” includes both the Asset Management Segment and the Other Financial Services Segment.

Gross Premiums and Financial Services Revenues

	Years Ended December 31,
(in euro millions)	2001	2000	1999

Life & Savings
France	10,997	12,528	10,555
United States	11,642	12,483	10,777
United Kingdom	9,086	7,939	7,205
Asia/Pacific	9,639	6,796	2,859
Germany	2,997	2,912	2,757
Belgium	1,686	1,099	912
Other countries	2,353	2,239	2,025

Total (reinsurance assumed accounted for euro 1,513 million,
euro 1,516 million and euro 1,275 million, respectively)	48,399	45,997	37,091

Property & Casualty
France	4,171	4,001	3,926
Germany	3,142	3,085	2,766
United Kingdom	2,480	2,683	2,008
Belgium	1,323	1,297	1,285
Other countries	4,780	4,513	3,607

Total (reinsurance assumed accounted for euro 674 million,
euro 404 million and euro 114 million, respectively)	15,896	15,579	13,593

International Insurance
AXA Corporate Solutions	5,288	3,297	2,818
AXA Assistance	381	328	281
Others	9	26	10

Total (reinsurance assumed accounted for euro 4,139 millions,
euro 2,544 million and euro 1,807 million, respectively)	5,678	3,651	3,109

Asset Management
Alliance Capital	3,200	2,577	1,674
AXA Investment Managers	503	383	227
National Mutual Funds Management	26	24	27

Total Asset Management	3,730	2,984	1,928

Other Financial Services
Donaldson, Lufkin & Jenrette (DLJ)	–	10,686	9,671
Other financial and real estate companies	1,128	1,074	1,136

Total Other Financial Services	1,128	11,760	10,806

TOTAL	74,832	79,971	66,528

Results of Operations

	Year ended December 31, 2001
	Life	Property	International	Asset	Other	Holdings	Intersegment
	& Savings	& Casualty	Insurance	Management	Financial	companies	eliminations	Total
(in euro millions)					Services
	Data before intersegment eliminations
Gross written premiums	47,921	15,925	5,724	–	–	–	(100)	69,471
Revenues from banking activities	–	–	–	–	1,167	–	(40)	1,127
Other revenues	486	2	27	4,100	1	1	(383)	4,234

Gross premiums and financial
services revenues	48,407	15,928	5,751	4,100	1,168	1	(522)	74,832
Change in unearned premium reserve	(2)	(115)	(238)	–	–	–	–	(355)
Net investment results	(3,531)	1,916	445	4	69	(217)	70	(1,244)

Total revenues	44,875	17,729	5,958	4,104	1,236	(217)	(452)	73,233

Insurance benefits and claims	(36,744)	(13,007)	(6,972)	–	–	–	55	(56,668)
Reinsurance ceded, net	139	(112)	1,101	–	–	–	35	1,163
Insurance acquisition expenses	(3,193)	(2,868)	(340)	–	–	–	6	(6,394)
Bank operating expenses	–	–	–	–	(874)	–	36	(838)
Administrative expenses	(3,326)	(1,803)	(299)	(3,130)	(315)	(222)	320	(8,775)

Total Benefits, Claims
and Other deductions	(43,124)	(17,789)	(6,508)	(3,130)	(1,190)	(222)	452	(71,512)

Income before income tax expense	1,751	(60)	(551)	974	47	(439)	–	1,721

Income tax expense	(481)	262	179	(180)	98	77	–	(45)

Income after income tax expense	1,269	201	(372)	795	145	(362)	–	1,676

Minority interests	(48)	(22)	(5)	(353)	(1)	44	–	(385)
Equity in income from affiliated entities	16	5	–	(4)	–	–	–	18
Amortization of goodwill, net	(315)	(133)	(8)	(285)	(47)	–	–	(788)

NET INCOME	922	52	(385)	153	97	(318)	–	520

Results of Operations

	Year ended December 31, 2000[1]
	Life	Property	International	Asset	Other	Holdings	Intersegment
	& Savings	& Casualty	Insurance	Management	Financial	companies	eliminations	Total
(in euro millions)					Services
	Data before intersegment eliminations
Gross written premiums	45,561	15,605	3,695	–	–	–	(74)	64,788
Revenues from banking activities	–	–	–	–	11,793	–	(39)	11,754
Other revenues	436	–	1	3,352	7	2	(369)	3,429

Gross premiums and financial
services revenues	45,998	15,605	3,696	3,352	11,799	2	(482)	79,971
Change in unearned premium reserve	(32)	(207)	(195)	–	–	–	(5)	(439)
Net investment results	8,821	2,316	616	(32)	219	2,790	82	14,811

Total revenues	54,786	17,714	4,117	3,320	12,018	2,792	(404)	94,342

Insurance benefits and claims	(44,955)	(12,877)	(4,063)	–	–	1	66	(61,828)
Reinsurance ceded, net	118	92	775	–	–	–	15	1,001
Insurance acquisition expenses	(2,901)	(2,710)	(364)	–	–	–	16	(5,958)
Bank operating expenses	–	–	–	–	(6,529)	–	19	(6,509)
Administrative expenses	(2,668)	(1,917)	(259)	(2,454)	(4,739)	(123)	288	(11,871)

Total Benefits, Claims
and Other deductions	(50,405)	(17,411)	(3,910)	(2,454)	(11,267)	(122)	404	(85,166)

Income before income tax expense	4,381	303	207	865	751	2,669	–	9,176

Income tax expense	(1,399)	40	(47)	(186)	(267)	(915)	–	(2,773)

Income after income tax expense	2,982	343	160	680	484	1,754	–	6,403

Minority interests	(875)	72	(7)	(410)	(275)	(628)	–	(2,124)
Equity in income from affiliated entities	41	1	–	(5)	(60)	–	–	(23)
Amortization of goodwill, net	(98)	(109)	(15)	(99)	(29)	(3)		(353)

NET INCOME	2,050	306	137	166	121	1,123	–	3 904

(1)	See note 32 for the unaudited pro-forma financial information presenting the impact of the new French Regulations No. 2000-05 that were adopted by AXA on January 1, 2001.

	Year ended December 31, 1999[1]
	Life	Property	International	Asset	Other	Holdings	Intersegment
	& Savings	& Casualty	Insurance	Management	Financial	companies	eliminations	Total
(in euro millions)					Services
	Data before intersegment eliminations
Gross written premiums	37,105	13,671	3,141	–	–	–	(124)	53,792
Revenues from banking activities	–	–	–	–	10,823	–	(24)	10,799
Other revenues	–	–	–	2,138	7	1	(210)	1,937

Gross premiums and financial
services revenues	37,105	13,671	3,141	2,138	10,830	1	(358)	66,528
Change in unearned premium reserve	(1)	212	(197)	–	–	–	(5)	9
Net investment results	25,293	2,396	576	17	194	595	197	29,268

Total revenues	62,397	16,280	3,520	2,155	11,024	596	(166)	95,806

Insurance benefits and claims	(55,867)	(11,490)	(3,058)	–	–	–	95	(70,319)
Reinsurance ceded, net	27	449	335	–	–	–	(3)	808
Insurance acquisition expenses	(2,615)	(2,462)	(551)	–	–	–	12	(5,616)
Bank operating expenses	–	–	–	–	(5,310)	–	24	(5,286)
Administrative expenses	(1,976)	(1,850)	(269)	(1,646)	(4,736)	(137)	38	(10,577)

Total Benefits, Claims
and Other deductions	(60,430)	(15,353)	(3,544)	(1,646)	(10,046)	(137)	166	(90,990)

Income before income tax expense	1,967	927	(24)	510	977	459	–	4,816

Income tax expense	(492)	(249)	(18)	(154)	(345)	(35)	–	(1,292)

Income after income tax expense	1,475	678	(42)	356	632	424	–	3,524

Minority interests	(389)	(60)	(4)	(254)	(320)	169	–	(858)
Equity in income from affiliated entities	31	4	–	–	(45)	(1)	–	(10)
Amortization of goodwill, net	(31)	(69)	(6)	(18)	(48)	(463)	–	(634)

NET INCOME	1,086	554	(51)	84	219	129	–	2,021

(1)	See note 32 for the unaudited pro-forma financial information presenting the impact of the new French Regulations N° 2000-05 that were adopted by AXA on January 1, 2001.

In addition, to the amortization of goodwill, AXA also has amortization expense related to value of purchased business in-force (VBI), which relates specifically to the Life & Savings Segment, see note 5 “Value of Purchased Life Business In Force (VBI)” relating to the amortization of VBI. Information on the net investment results by segment is presented in note 20 “Net Investment Result”.

ANALYSIS OF TECHNICAL RESULT BY INSURANCE SEGMENT

Life & Savings Segment

	Years ended December 31,
	2001			2000	1999
	Gross	Cessions and
(in euro millions)		retrocessions	Net	Net	Net

Gross written premiums	47,921	(777)	47,144	44,836	36,552
Change in unearned premium reserves	(2)	(1)	(3)	(31)	2
Net investment result
included in technical result[1]	7,454	–	7,454	12,325	10,594
Net change in separate account
(unit-linked) assets[1]	(11,613)	–	(11,613)	(4,713)	13,638
Claims paid	(40,774)	750	(40,025)	(36,713)	(27,354)
Change in claims reserves	246	(8)	238	952	(258)
Change in future policy benefits	7,205	165	7,370	6,996	(1,612)
Change in separate account (unit-linked) liabilities	414	(63)	351	(7,009)	(19,296)
Change in other technical reserves	(297)	(2)	(299)	(1,052)	(627)
Policyholders’ bonuses	(3,508)	20	(3,488)	(7,307)	(6,185)
Acquisition costs	(3,144)	–	(3,144)	(2,838)	(2,614)
Administrative expenses	(3,108)	–	(3,108)	(2,483)	(1,983)
Commissions received from reinsurers	–	56	56	76	66
Change in equalization reserves	(31)	–	(31)	(54)	(27)

Technical result	764	139	903	2,983	896

Net investment result - other[1]			629	1,209	1,071
Other revenues, net of benefits,
claims and other deductions			219	189	–

Income before income tax expense			1,751	4,381	1,967

(1)	The sum of the net investment result included in the technical result, the net change in separate account (unit-linked) assets and the net investment result (other) equals total net investment result for the segment as detailed in note 20 “Net investment result”.

	Years ended December 31,
	2001			2000	1999
	Gross	Cessions and
(in euro millions)		retrocessions	Net	Net	Net

Gross written premiums	15,925	(1,221)	14,705	14,419	12,583
Change in unearned premium reserves	(115)	(36)	(151)	(245)	163
Net investment result included
in technical result[1]	1,551	–	1,551	1,882	1,922
Claims paid	(12,014)	861	(11,153)	(10,980)	(9,725)
Change in claims reserves	(904)	142	(762)	(993)	(417)
Change in future policy benefits	21	–	21	(6)	1
Change in other technical reserves	(101)	(10)	(111)	36	(78)
Acquisition costs	(2,868)	–	(2,868)	(2,710)	(2,450)
Administrative expenses	(1,803)	–	(1,803)	(1,917)	(1,843)
Commissions received from reinsurers	–	152	152	217	189
Change in equalization reserves	(9)	–	(9)	165	113

Technical result	(316)	(112)	(427)	(131)	457

Net investment result - other[1]			365	434	470
Other revenues, net of benefits,
claims and other deductions			2	–	–

Income before income tax expense			(60)	303	927

(1)	The sum of the net investment result included in the technical result, the net change in separate account (unit-linked) assets and the net investment result (other) equals total net investment result for the segment as detailed in note 20 “net investment result”.
	Years ended December 31,
	2001			2000	1999
	Gross	Cessions and
(in euro millions)		retrocessions	Net	Net	Net

Gross written premiums	5,724	(1,660)	4,065	2,643	2,347
Change in unearned premium reserves	(238)	162	(77)	(164)	(205)
Net investment result included
in technical result[1]	378	–	378	501	479
Claims paid	(3,923)	637	(3,286)	(2,460)	(1,749)
Change in claims reserves	(3,012)	1,701	(1,310)	(19)	(436)
Change in future policy benefits	(83)	2	(80)	22	(7)
Change in other technical reserves	6	1	7	(21)	37
Policyholders’ bonuses	–	–	–	(3)	3
Acquisition costs	(340)	–	(340)	(364)	(551)
Administrative expenses	(298)	–	(298)	(259)	(249)
Commissions received from reinsurers	–	258	258	110	185
Change in equalization reserves	39	–	39	104	27

Technical result	(1,746)	1,101	(645)	91	(121)

Net investment result - other[1]			68	115	97
Other revenues, net of benefits,
claims and other deductions			27	1	–

Income before income tax expense			(551)	207	(24)

(1)	The sum of the net investment result included in the technical result, the net change in separate account (unit-linked) assets and the net investment result (other) equals total net investment result for the segment as detailed in note 20 “net investment result”.

Analysis of total assets

	At December 31,
(in euro millions)	2001	2000(1)

Life & Savings	370,287	373,263
Property & Casualty	41,601	40,985
International Insurance	17,921	14,004
Asset Management	9,828	9,102
Other Financial Services	17,406	16,125
Holding companies	28,556	33,033

TOTAL	485,599	486,513

(1) Restated to take account of the new French Regulations adopted on January 1, 2001.

32 - Unaudited Pro forma Financial Information - Impact of Change in Accounting Principles (French GAAP)

The unaudited pro forma financial information below presents the impact of change in accounting principles in connection with the adoption of the new French Regulations on January 1, 2001, as it relates to AXA’s consolidated balance sheet and statement of income.

Balance Sheet at December 31, 2000

The impact of the adopting the new French Regulations for insurance groups effective from January 1, 2001 was a €593 million decrease in AXA’s opening consolidated shareholders’ equity, which principally related to the following:

  A change in accounting treatment for non-European life insurance operations which previously reported to AXA for purposes of French GAAP accounting on a U.S. GAAP basis including primarily (i) a change in accounting for equity investments from market value (as “trading”) to historical cost, and (ii) the cost of reinsurance ceded is no longer amortized over the contract term but rather recorded as a charge in the period the contract is placed.
  Equalization provisions are no longer permitted to be recognized as provisions if such provisions are not established to cover catastrophic risks. Such provisions were eliminated with the cumulative effect of the change recorded in shareholders’ equity.
  Re-estimation of insurance liabilities in particular relating to adverse changes (that is an additional charge) on insurance liabilities from a change in mortality tables. The impact of such change is to be recorded in the year the change occurs whereas previously the impact of such change was recorded on a systematic basis over the contract periods.

The unaudited pro forma balance sheet presented below reflects only the changes in accounting due to the implementation of the new French Regulations and does not take into account the impact of disposals or changes in scope of consolidation.

AXA Consolidated Balance Sheets

(in euro millions)	At December 31, 2000[1]	At January 1, 2001[2]

Goodwill	15,865	15,865

Value of purchased life business inforce	3,724	3,724
Other intangible assets	403	403

Total other intangible assets	4,127	4,127

Real estate	13,825	13,803
Investments in participating interests	3,113	3,113
Fixed maturities	134,214	134,216
Equity investments	65,773	65,484
Mortgage, policy and other loans	26,316	26,318

Total investments from insurance activities	243,241	242,935

Separate account (unit-linked) assets	117,261	117,261

Total investments from non-insurance activities	10,773	10,773

Investment in affiliated companies (equity method)	1,217	1,217

Reinsurers’ share of insurance liabilities	9,142	9,142
Reinsurers’ share of separate accounts (unit-linked) liabilities	92	92

Reinsurers’ share of insurance liabilities	9,234	9,234

Receivables from insurance and reinsurance activities	13,817	13,817

Receivables (bank customers)	6,577	6,577
Receivables (other)	4,142	4,142

Receivables from non-insurance activities	10,719	10,719

Cash and cash equivalents	28,728	28,728

Tangible assets	1,790	1,790
Other tangible assets	5,841	5,841

Other assets	7,631	7,631

Deferred acquisition costs	9,359	9,313
Other prepayments and deferred charges	14,540	14,121

Prepayments and accrued income	23,899	23,434

TOTAL ASSETS	486,513	485,741

(1)	Based on the financial data as reported in the consolidated financial statements for the year ended December 31, 2000, as reclassified according to the new presentation as prescribed by the French Regulation No. 2000-05 adopted on January 1, 2001.
(2)	Proforma financial information taking into account the cumulative effect of changes in accounting principles in connection with the adoption of the new French Regulations.

AXA
Consolidated Balance Sheets (continued)
(in euro millions)	At December 31, 2000[1]	At January 1, 2001[2]

Ordinary shares	3,809	3,809
Capital in excess of nominal value	12,379	12,379
Retained earnings brought forward	4,230	7,541
Net income for the financial year	3,904	–

Shareholders’ equity	24,322	23,729

Minority interests’ share in retained earnings brought forward	1,578	3,686
Minority interests’ share in net income for the financial year	2,124	–

Minority interests	3,702	3,686

Total minority interests and shareholders’ equity	28,023	27,414

Mandatorily convertible bonds and notes	192	192

Subordinated debt	8,261	8,261

Insurance liabilities, gross of reinsurance	263,174	263,102

Separate account (unit-linked) liabilities, gross of reinsurance	117,469	117,469

Provisions for risks and charges	11,530	11,406

Payables arising from insurance and reinsurance activities	9,543	9,543

Payables (bank customers)	10,385	10,385
Payables (other)	18,955	18,989

Payables arising from non-insurance activities	29,340	29,374

Non-subordinated debt instrument issued	6,897	6,897

Amounts owed to credit institutions	9,412	9,412

Accrued expenses	2,671	2,671

TOTAL LIABILITIES, MINORITY INTERESTS
AND SHAREHOLDERS’ EQUITY	486,513	485,741

(1)	Based on the financial data as reported in the consolidated financial statements for the year ended December 31, 2000, as reclassified according to the new presentation as prescribed by the French Regulation No. 2000-05 adopted on January 1, 2001.
(2)	Unaudited pro forma financial information taking into account the cumulative effect of changes in accounting principles in connection with the adoption of the new French Regulations.

Statement of Income for the year ended December 31, 2000

The unaudited pro forma statement of income for the year ended December 31, 2000 after taking into account the impact of the new French Regulations is presented below. The impact of such changes would have reduced net income for the year ended December 31, 2000 by €459 million, or 12%, as compared to the 2000 net income as reported of €3,904 million. The principal changes that would have impacted the statement of income are discussed below.

  The U.S. Life & Savings operations ceded its Disability Income business portfolio in 2000. The cost of reinsurance was €211 million (net group share of 60% prior to AXA’s buyout of minority interests in AXA Financial at the end of 2000). Previously, this cost was to be amortized against income over the contract term whereas under the new French Regulations the cost would have been recorded as a charge in the period the reinsurance arrangement was placed.
  The elimination of realized gains on sale of treasury shares of nearly €60 million.
  The elimination of the equalization provisions that do not cover catastrophic risks, principally relating to the German property & casualty operations (€115 million) and to a lesser extent in Austria (€5 million) as well as Créalux in the international insurance operations (€43 million).

2000 adjusted earnings on a pro-forma basis, that is net income after taking account of the impact of the new French Regulations and excluding goodwill amortization and the impact of exceptional operations, would have been lower by €248 million, or 10%, as compared to the 2000 adjusted earnings as reported of €2,540 million. This impact was principally due to the €211 million charge associated with the Disability Income reinsurance arrangement in the U.S. life operations (as previously discussed above), which would have been treated as an exceptional operation in 2000.

AXA
Consolidated Statements of Income
	Year ended December 31, 2000
(in euro millions, except per ordinary share amounts)	As reported	Unaudited
		Pro forma

Revenues
Gross premiums written	64,788	64,788
Revenues from banking activities	11,754	11,754
Other revenues	3,429	3,429

Gross Premiums and Financial Services Revenues	79,971	79,971

Change in unearned premium reserve	(439)	(439)
Net investment results	14,811	14,629

Total Revenues	94,342	94,161

Benefits, claims and other deductions
Insurance benefits and claims	(61,828)	(62,160)
Reinsurance ceded, net	1,001	459
Insurance acquisition expenses	(5,958)	(5,892)
Bank operating expenses	(6,509)	(6,509)
Administrative expenses	(11,871)	(11,859)

Total Benefits, Claims and Other Deductions	(85,166)	(85,960)

Income before income tax expense	9,176	8,200

Income tax expense	(2,773)	(2,445)
Amortization of goodwill, net	(353)	(353)
Minority interests	(2,124)	(1,935)
Equity in income from affiliated entities	(23)	(23)

Net Income	3,904	3,444

Net Income Per Ordinary Share:[1]
Basic	2.57	2.27
Diluted	2.44	2.15

Net Income	3,904	3,444

Impact of exceptional operations (b)	(1,643)	(1,431)
Goodwill amortization (group share)	279	279

Adjusted earnings[3]	2,540	2,292

Adjusted earnings Per Ordinary Share:[1,3]
Basic	1.67	1.51
Diluted	1.60	1.44

(1)	2000 per ordinary share data restated for the effect of the 4-for-1 stock split approved by the shareholders at the annual general meeting held on May 9, 2001.
(2)	The exceptional items included: In 2000:
	–	the consolidated net realized gain on the sale of Donaldson, Lukfin & Jenrette (“DLJ”), which totaled euro 2,004 million net group share (euro 2,071 million net group share and net of realized and unrealized losses on Credit Suisse Group shares received in respect of that transaction of euro 67 million);
	–	realized losses and valuation allowances of euro 236 million (net group share) relating primarily to the Equitable Life high yield bond portfolio as a result of broad weaknesses in credit markets from a slowing economy during the third and fourth quarter of 2000, coupled with a review of investment strategy following AXA’s acquisition of the minority interests in AXA Financial; and
	–	provision of euro 125 million recorded during the period in connection with the sale of Banque Worms, which was completed in April 2001.
(3)	Adjusted earnings represents AXA’s consolidated net income before goodwill amortization and exceptional operations. Adjusted earnings is a non-GAAP measure, which management believes provides a meaningful understanding of the results. It should be noted that “Adjusted earnings” as defined may not be comparable with similarly-titled measures reported by other companies as it is not defined under either French GAAP or US GAAP.

33 - Summary of Material Differences between French GAAP and U.S. GAAP

AXA’s consolidated financial statements are prepared in accordance with French GAAP. These accounting principles differ in certain material respects from U.S. GAAP. In addition, certain significant differences between French GAAP and U.S. GAAP are new or modified in 2001 following (i) the implementation of new French Regulations that became effective from January 1, 2001 (as discussed in note 2), and (ii) certain new accounting principles under U.S. GAAP that became effective from January 1, 2001. The significant differences in accounting principles between French GAAP and U.S. GAAP along with the significant changes in 2001 are summarized below.

Changes in Accounting Principles under U.S. GAAP

ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

On January 1, 2001, AXA adopted Statement of Financial Accounting Standards (“FAS”) No. 133, as amended “Accounting for Derivative Instruments and Hedging Activities” (“FAS 133 “). FAS 133 established new accounting and disclosure requirements for all derivative instruments, including certain derivative instruments embedded in other contracts (referred to as “embedded derivatives”) and hedging activities. FAS 133 requires all derivatives to be recognized on the balance sheet and measured at fair value.

Accounting for embedded derivatives: AXA elected a January 1, 1999 transition date, thereby effectively “grandfathering” existing accounting for derivatives embedded in hybrid instruments acquired, issued or substantively modified on or before that date. As a consequence of this election, coupled with interpretative guidance issued by the Financial Accounting Standards Board (“FASB”) and the Derivatives Implementation Group (“DIG”) with regard to insurance contracts and features therein, adoption of the new requirements for embedded derivatives had no material impact on AXA’s consolidated financial condition and operating results under U.S. GAAP. There are currently no requirements to measure and recognize embedded derivatives under French GAAP.

Accounting for hedging activities: French GAAP permits hedge accounting in respect of a derivative that hedges (i) the net exposure to a pool of assets and liabilities, (ii) the net risk exposure relating to net interest spread on customer accounts in respect of banking activities or net policyholder crediting risk exposure on insurance contracts, and (iii) certain embedded features in existing contracts. Under U.S. GAAP, the FAS 133 basis for hedge accounting is more prescriptive specifically as it relates to the nature and extent of the type of risk exposure that can be hedged.

Under U.S. GAAP, the accounting for changes in the fair value of a derivative (that is, the gains and losses) is recorded in income, unless the derivative is used as a hedging instrument. If the derivative is used as a hedging instrument, the accounting for such changes in fair value depends on the hedging relationship as summarized below.

  Fair Value Hedges exist when the derivative is designated as hedging the changes in fair value exposures, including foreign currency fair value exposures. The entire change in fair value of the derivative is recorded in income along with the associated gain or loss on the hedged item attributable to the risk being hedged.
  Cash Flow Hedges exist when the derivative is designated as hedging the exposure to variable cash flows, including foreign currency cash flows. The change in fair value of the derivative attributable to the effective portion of the hedge is recorded in “Other comprehensive income” (a separate component of shareholders’ equity). The amount recorded in “Other comprehensive income” is subsequently reclassified into income in the same period in which the forecasted transaction affects income. The change in fair value of the derivative attributable to the ineffective portion of the hedge is recorded in income.

•	Net Investment Hedges relate to hedges of a net investment in a foreign operation. The change in fair value of the derivative or non-derivative instrument attributable to the effective portion of the foreign currency hedge, together with the associated foreign exchange gain or loss on the hedged item, is recorded in a component of “Other comprehensive income” as a part of the cumulative foreign translation adjustment. The change in fair value of the derivative attributable to the ineffective portion of the hedge is recorded in income.

The strict guidance set out by the FASB and the DIG limits the extent to which existing hedge arrangements qualify for hedge accounting under FAS 133. AXA manages its risks and, therefore, its hedging strategies to meet the hedging requirements as set forth under French GAAP, rather than U.S. GAAP. As a result, certain hedging relationships established by AXA could not be designated as qualifying hedging relationships under FAS 133 and, therefore, have no hedge designation and are referred to as “free standing derivatives” with the change in fair value recorded in income effective from January 1, 2001. However, certain existing hedge arrangements met the criteria for measurement and recognition as fair value hedges under FAS 133. In accordance with the transition provision of FAS 133 to recognize the difference between the carrying values and fair values of the free standing derivative instruments at January 1, 2001, the after tax cumulative-effect-type credit to income was €18 million at January 1, 2001.

Given that AXA’s hedging strategies are designed to comply with French GAAP measurement and recognition requirements, AXA’s consolidated net income as determined in accordance with U.S. GAAP is subject to increased volatility in future periods. Significant differences could arise between AXA’s consolidated net income and shareholders’ equity under French GAAP as compared to U.S. GAAP in future periods.

Reclassification of fixed maturity and equity investments. Under the transition rules of FAS 133, AXA recorded the following reclassifications (i) £ 19,806 million (or approximately €31,492 million at transition date) of Available-for-Sale securities as Trading securities, resulting in an after-tax cumulative-effect-type adjustment of €2,698 million from Other Comprehensive Income to the Statement of Income, representing the after-tax unrealized gain of the assets backing the UK with-profit business at January 1, 2001, and (ii) US$ 257 million (or approximately €273 million at transition date) of Held-to-Maturity securities as Available-for-Sale securities, resulting in an after-tax cumulative-effect-type adjustment of US$ 9 million in Other Comprehensive Income (or approximately €10 million at transition date), representing the after-tax unrealized gain at January 1, 2001. Under the transition provision of FAS 133, this reclassification does not call into question AXA’s intent to hold current or future debt securities to their maturity. This reclassification under U.S. GAAP had no impact on AXA’s accounting for its fixed maturity and equity investments under French GAAP.

ACCOUNTING FOR DEMUTUALIZATIONS

In January 2001, AXA adopted the American Institute of Certified Public Accountants (“AICPA”) Statement of Position No. 00-3 “Accounting by Insurance Enterprises for Demutualizations and Formations of Mutual Insurance Holding Companies and for Certain Long-Duration Participating Contracts” (“SOP 00-3”). SOP 00-3 addresses new accounting and reporting standards for demutualizations. SOP 00-3 applies to AXA’s US life operation, Equitable Life, which demutualized in July 1992 resulting in a closed block of business, and it has been adopted prospectively as of January 1, 2001 with no financial impact upon initial implementation. As required, prior period reclassifications have been made to include the Closed Block assets and liabilities on a line-by-line basis in AXA’s condensed consolidated balance sheets in note 34. Previously such items were reported as single asset and liability line items in the Balance Sheet (Closed Block Assets and Close Block Liabilities).

ACCOUNTING FOR TRANSFERS OF FINANCIAL ASSETS

FAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, a replacement of FAS No. 125” (“FAS 140”) became effective for AXA in respect of transfers and servicing of financial assets and extinguishment of liabilities after March 31, 2001. FAS 140 addresses the recognition and measurement of servicing assets and liabilities and the extinguishments of liabilities including sales, securitizations, servicing of receivables, secured borrowings and collateral transactions. FAS 140 emphasizes the legal form of the transfer rather than the previous accounting that was based upon the risks and rewards of ownership. Under FAS 140, qualifying special purpose vehicles (“SPE”) are not consolidated by the transferor. FAS 140 became effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001 with certain exceptions. During 2001, AXA did not have any significant transactions that were impacted by the adoption of FAS 140.

ACCOUNTING FOR BUSINESS COMBINATIONS

In June 2001, FAS No. 141 “Business Combinations” (“FAS 141”) was issued. FAS 141 addresses financial accounting and reporting for business combinations including investments accounted for under the equity method, collectively referred to in this section as “business combinations”. All business combinations in the scope of FAS 141 are to be accounted for using one method, the purchase method and, therefore, pooling-of-interests is no longer permitted. Under the purchase method of accounting, which was the principal basis used by AXA in accounting for its business combinations completed prior to July 1, 2001, a goodwill asset is recorded for the excess of the purchase price over the estimated fair value of net identifiable assets acquired. If the goodwill is negative, it will no longer be set up as a deferred credit and included in income over the estimated useful life but rather recognized as an after-tax extraordinary gain in the income statement in the period of acquisition under FAS 141.

In addition, under FAS 141 certain other intangible assets are recognized apart from goodwill if the intangible either (i) reflects a contractual-legal right, or (ii) is separable, that is, capable of being separated, sold, divided, transferred (regardless of intent / existence in the market and either individually or with a group of related assets and liabilities). Prior to FAS 141, only intangibles that could be identified and named could be recognized as an asset apart from goodwill. AXA’s intangible assets principally related to the value of purchased life business in-force, for which the measurement and recognition will not be effected by adoption of FAS 141.

FAS 141 was effective for business combinations with an acquisition date on or after July 1, 2001, and did not have a significant impact on AXA’s operating results or financial condition given that no significant business combinations have been completed since July 1, 2001. For all other business combinations completed by AXA before July 1, 2001, the adoption date of FAS 141 is January 1, 2002 and, therefore, will be presented in AXA’s consolidated financial statements for the year ended December 31, 2002. See note 34, which includes “New Accounting Pronouncements Not Yet Adopted” for further details on the potential impact on AXA’s consolidated financial condition and consolidated operating results in future periods.

ACCOUNTING FOR GOODWILL AND OTHER INTANGIBLE ASSETS

In June 2001, FASB issued Statement of Financial Accounting Standards No. 142 “Goodwill and Other Intangible Assets” (“FAS 142”). FAS 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets, including intangible assets that are acquired individually or with a group of other assets but not acquired in a business combination. Goodwill will no longer be amortized. Intangible assets that have indefinite useful lives will not be amortized but will be subject to at least an annual testing for impairment. Intangible assets that have finite useful lives, such as the value of purchased life business in force (VBI) will continue to be amortized over their estimated useful lives.

FAS 142 was effective for AXA’s business combinations with an acquisition date on or after July 1, 2001 and related to Sterling Grace, with goodwill and other intangible assets of €129 million which were subject to the non-amortization and amortization provisions of FAS 142.

For all other business combinations completed by AXA before July 1, 2001, the adoption date of FAS 142 is January 1, 2002 and, therefore, will be presented in AXA’s consolidated financial statements for the year ended December 31, 2002. See note 34, which includes “New Accounting Pronouncements Not Yet Adopted “for further details on the potential impact on AXA’s consolidated financial condition and consolidated operating results in future periods.

Scope of Consolidation

  Under U.S. GAAP, majority-owned companies, based on voting rights directly or indirectly of more than 50%, are fully consolidated.
  Under U.S. GAAP, the equity method of accounting is used for investments in companies in which AXA’s ownership interest approximates 20% and is not greater than 50%, including those companies proportionately consolidated under French GAAP.
  Under French GAAP, AXA accounts for its investments in investment companies and real estate companies (including mutual funds) owned by insurance subsidiaries using the cost method. Under U.S. GAAP, such entities are consolidated if AXA has exclusive control over the fund or company; otherwise the equity method of accounting is used. In consolidating mutual funds or investments in investment companies for U.S. GAAP purposes, investment securities held by the funds are classified as trading and, therefore, are stated at estimated fair value and changes in estimated fair value are included in net income.

Business Combinations - Purchase Accounting

Business acquisitions are generally accounted for using the purchase method of accounting under both French GAAP and U.S. GAAP.

In respect of significant acquisitions, material accounting differences between French GAAP and U.S. GAAP relate primarily to (i) the different methods of determining the purchase price attributable to the issuance of ordinary shares of AXA and settling / exchanging outstanding employee share options, (ii) the differences in the underlying accounting principles used for determining the value of net assets acquired between French GAAP and U.S. GAAP, and (iii) the portion of goodwill charged directly to shareholders’ equity when ordinary shares of AXA were issued in respect of transactions that were completed before the adoption of the new French Regulations on January 1, 2001.

PURCHASE PRICE

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

VALUE OF NET ASSETS ACQUIRED TO DETERMINE GOODWILL

Under French GAAP, the portion of assets acquired and liabilities assumed, other than in connection with a buyout of minority interests, are recorded at their estimated fair value. The insurance liabilities are maintained at the predecessor’s carrying value if the measurement basis is consistent with AXA’s French accounting principles. The portion of assets acquired and liabilities assumed in connection with a buyout of minority interests are maintained at carrying value at date of acquisition. Under U.S. GAAP and in respect of all acquisitions including the buyout of minority interests, the portion of assets acquired and liabilities assumed are recorded at their estimated fair values at the date of acquisition.

DETERMINATION OF IDENTIFIABLE INTANGIBLE ASSETS

French GAAP provides for the recognition of the present value of future profits of purchased life insurance business in-force (VBI) as an intangible asset. Under U.S. GAAP, the values assigned for all specifically identifiable intangible assets are recorded at date of acquisition. Such intangible assets may include, but are not limited to, customer and contract lists and specific to life insurance, VBI.

GOODWILL

Under French GAAP and in respect of acquisitions completed prior to January 1, 2001, a portion of goodwill could have been charged directly to shareholders’ equity to the extent that ordinary shares were issued by the parent company in connection with the transaction, with the remaining amount recorded as a goodwill asset. For all acquisitions completed on or after January 1, 2001, the difference between the purchase price and the value of the portion of net assets acquired is recorded as a goodwill asset and is the same basis as used in determining goodwill under U.S. GAAP. However, the new French GAAP basis may not generate a goodwill asset value that is equal to that determined under U.S. GAAP due to, and as previously discussed, (i) the accounting for net assets acquired in respect of a buyout of minority interests, (ii) the accounting for the value of shares exchanged, if applicable, (iii) the accounting for the settlement or exchange of outstanding employee share options of the acquired company, and (iv) the identification and valuation of identifiable intangible assets.

Under both French GAAP and U.S. GAAP (in respect of acquisitions completed before July 1, 2002, which do not yet comply under the new requirements set out in FAS 142), the goodwill asset is amortized over the remaining estimated useful life.

REVISION TO GOODWILL

Under French GAAP, revisions can be made to the goodwill calculation up to the end of financial year following the acquisition. Under U.S. GAAP, revisions can be made to the goodwill calculation up to 12 months from the date of acquisition only with respect to known contingencies at date of acquisition.

Accounting for Investments

FIXED MATURITIES, EQUITY AND REAL ESTATE, OTHER THAN ASSETS ALLOCATED TO UK “WITH-PROFIT” CONTRACTS

In respect of the accounting for fixed maturity and equity investments outside of the separate accounts (unit-linked) asset portfolios, under French GAAP, fixed maturities and equity investments are, in general, carried at amortized cost and historical cost, respectively, less valuation allowances. Under U.S. GAAP, the accounting for these securities depends on the investment classification:

  securities classified as “held to maturity’’ are reported at amortized cost, securities classified as “trading’’ are reported at fair value with changes in unrealized gains and losses included in income, and
  securities classified as “available for sale’’ are reported at fair value with changes in unrealized gains and losses included in “Other Comprehensive Income” (a separate component of shareholders’ equity).

In respect of valuation allowances on impairment fixed maturity and equity securities and real estate investments, under French GAAP an impairment for an other-than-temporary decline in value is recorded as a valuation allowance and can be reversed in future periods in the event that market conditions change. Under U.S. GAAP, such impairment is recorded as a realized loss against income and is not reversible in future periods.

ASSETS ALLOCATED TO UK “WITH-PROFIT” CONTRACTS

The assets supporting the UK “with-profit” contracts consist primarily of fixed maturity and equity securities. The UK “with-profit” contracts are participating contracts and distribution from the “with-profit” long term fund is based on legal restrictions whereby policyholders have a 90% right to all risks and rewards of the “with-profit” fund. Therefore, changes in the estimated market value of these assets held in the “with-profit” fund impact the valuation of the fund and, therefore, the valuation of the underlying insurance liabilities.

Under French GAAP, assets supporting the UK “with-profit” fund are stated at market value with changes in market value included in income, as the unrealized investment gains and losses on these investments are included in the determination of the related insurance liability. These assets include fixed maturity and equity securities, real estate and loans.

Under U.S. GAAP, real estate assets and loans allocated to UK “with-profit” contracts are carried at historical cost less accumulated depreciation and amortized cost or unpaid principal balance, respectively. In addition and prior to January 1, 2001, the fixed maturity and equity investments allocated to UK “with-profit” contracts were classified as “Available-for-Sale” and stated at market value. Consequently, the entire change in market value, being the net unrealized investment gains or losses, was recorded in “Other comprehensive income” (a separate component of shareholders’ equity) even though the related impact of the change in unrealized gains and losses on assets on UK ”with-profit” policyholder benefits was recorded against income in the same period. Accordingly, AXA believed that this exclusion under U.S. GAAP did not reflect fully the economic effect of the UK “with-profit” contracts. An increase in the estimated fair value of these assets resulted in an increase in the liability for policyholder benefits, and a reduction of AXA’s consolidated net income. A decrease in the estimated fair value of assets resulted in a decrease in the liability for policyholder benefits, and an increase in AXA’s consolidated net income.

As a consequence, this led to AXA’s presentation of “U.S. GAAP, except for adjustment for the change in unrealized investment gains and losses on assets allocated to UK “with-profit” contracts” in the reconciliations of consolidated net income and consolidated shareholders’ equity from French GAAP to U.S. GAAP whereby the changes in market value of the assets allocated to UK “with-profit” contracts were included in income: a presentation that AXA believed was more meaningful under the circumstances.

Effective from January 1, 2001 and as permitted under the transition rules of FAS 133, the fixed maturity and equity securities supporting the “with-profit” business have been reclassified from “Available-for-Sale” to “Trading”. These investments continue to be stated at market value, however, the changes in market value of these investments are no longer recognized in “Other comprehensive income” (a separate component of shareholders’ equity), but are recognized in income. Consequently, AXA’s presentation of “U.S. GAAP, except for adjustment for the change in unrealized investment gains and losses on assets allocated to UK “with-profit” contracts”, in the reconciliations of consolidated net income and consolidated shareholders’ equity from French GAAP to U.S. GAAP, is no longer necessary in 2001.

Future Policy Benefits

Under French GAAP, insurance liabilities for life & savings business, also referred to as future policy benefits, are calculated in accordance with the applicable local regulatory and accounting rules if consistent with the French accounting principles used by AXA. The future policy benefits are actuarially determined using actuarial assumptions relating to investment yields, mortality, morbidity and expenses. Contracts are assumed to remain in-force until their contractual maturity date or the death of the insured. Under U.S. GAAP, future policy benefits for traditional life policies, that is for contracts with significant mortality or morbidity risk, are computed using a net level premium method on the basis of actuarial assumptions as to mortality, persistency and interest based on the insurance company’s experience, with a margin for adverse deviation; such actuarial assumptions are established as of the date of policy issue. When the liabilities for future policy benefits plus the present value of expected future gross premiums are insufficient to provide for expected future policy benefits and expenses, a premium deficiency reserve is established by a charge to earnings.

Equitable Life. For French GAAP purposes, in 1996 Equitable Life changed its method of accounting for certain long-duration participating life insurance contracts in accordance with the provisions prescribed by FAS 120, “Accounting and Reporting by Mutual Life Insurance Enterprises and by Insurance Enterprises for Certain Long-Duration Participating Contracts’’. Under French GAAP, the liability for terminal dividends is accrued in proportion to gross margins over the life of the contract. For U.S. GAAP purposes, management elected not to implement FAS 120 for AXA’s consolidated financial statements and, accordingly, has maintained its U.S. GAAP methodology for all long-duration participating life insurance contracts based on FAS 60 whereby the terminal dividends are taken into account in the establishment of reserve factors, and the reserves are accrued in proportion to premium revenue over the life of the contract.

Equalization Reserves

Under French GAAP, equalization reserves are recognized in respect of future catastrophe risks, which are determined in accordance with local regulatory requirements in certain jurisdictions in which AXA operates. Such reserves are not permitted to be recognized as a liability under U.S. GAAP until such losses are incurred.

Plan of Financial Reorganization of AXA Equity & Law (“the Plan”)

ACCOUNTING FOR THE TRANSACTION

In connection with the Plan as described in note 4 “Business Combinations” to the consolidated financial statements, a portion of the surplus assets held in the participating (“with-profit”) fund, referred to as the “Inherited Estate” was attributed to AXA, as the shareholder. AXA’s portion of the Inherited Estate along with the non-participating insurance business was transferred out of the participating (“with-profit”) fund into separate legal non-participating funds in which 100% of the operating results would inure to AXA in future periods. As a consequence of the Plan and effective from January 1, 2001, additional significant differences arose between French GAAP and U.S. GAAP as set out below.

Under French GAAP, the Plan was accounted for as a business combination as it was a transaction with the policyholders, an equivalent third party interest. As a result, (i) assets and insurance liabilities transferred from the participating fund to the non-participating fund were re-estimated at fair value and or based on new assumptions for interest rates and mortality, (ii) VBI was recognized in respect of the profits to emerge on the unit linked business transferred to the non-participating fund, and (iii) the cost of the incentive bonus paid to policyholders that elected in favor of the Plan was established as goodwill. Under U.S. GAAP, the transaction could not be accounted for as a business combination, as it was a portfolio transfer within a commonly controlled group and, therefore, (i) no VBI was recognized, and (ii) the cost of the incentive bonus was recorded as an expense in the period, which was recorded as a decrease to U.S. GAAP net income of €433 million (adjustment in the reconciliation under the caption “Purchase Accounting and Goodwill”).

PROFIT RECOGNITION FOR UK “WITH-PROFIT” BUSINESS AS A RESULT OF THE PLAN

Under French GAAP, the profit recognized by AXA in respect of the UK “with-profit” business represents 10% of the bonus declared by the actuary and represented a change in methodology under French GAAP in 2001. Under U.S. GAAP, the profit recognized by AXA on such business represents 10% of all revenues and expenses in the period, with the remaining 90% attributed to “unallocated policyholder dividend liability” in recognition of the consequences of the fundamental legal restructuring of the funds undertaken in connection with the Plan. As a result, the reconciliation of net income from French GAAP to U.S. GAAP includes a decrease of € 310 million under the caption “Future Policy Benefits (net of reinsurance)”.

Shares Issued by a Subsidiary (Dilution Gains)

When a subsidiary of AXA issues shares, this decreases (dilutes) AXA’s ownership interest in that subsidiary and is treated as a partial disposal of the investment in that subsidiary.

Under both French GAAP and U.S. GAAP, if a subsidiary issues shares for a price in excess of or less than the carrying value of the investment in that subsidiary, the difference is generally reflected as an after-tax gain or loss in income. However, the after-tax gain or loss may differ between French GAAP and U.S. GAAP due to differences in the underlying accounting principles used for determining the value of net assets disposed. For example and as described in note 4 “Business Combinations”, AXA’s ownership interest in SLPH decreased from 71% to 56% in connection with the 1999 GRE acquisition. Based on the value of the net assets disposed, an after-tax gain of €486 million (group share) was recorded in income under French GAAP as compared to an after-tax gain of €425 million (group share) recorded in income under U.S. GAAP, or a difference of € 61 million.

Under French GAAP, in the event that a subsidiary issues shares and there is a specific plan to repurchase such shares (at the time shares were issued), this gain is recorded in income with a corresponding charge to establish a provision, on a pre-tax basis. There is no impact on AXA’s consolidated net income and shareholders’ equity under French GAAP. At the point in time when a portion or all of the issued shares are repurchased a portion or all of the provision will be released with a corresponding reduction in goodwill arising on the acquisition. Under U.S. GAAP, the after-tax gain is accounted for as a capital transaction and recorded in shareholders’ equity. For example and as described in note 4 “Business Combinations”, in connection with the acquisition of Sanford C. Bernstein (i) AXA Financial’s percentage ownership in Alliance Capital decreased from 56.3% to 52.8% and, therefore, a realized gain of €928 million (before tax and minority interests) was recorded, and (ii) AXA Financial provided redemption rights to the former shareholders. Under French GAAP, the gain of €928 million was recorded and fully offset by a corresponding provision whereas under U.S. GAAP the after-tax gain (group share) of €326 million was recorded in shareholders’ equity.

Impact of Changes in French Accounting Principles in 2001

The implementation of new French Regulations effective from January 1, 2001 resulted in certain one-time adjustments to the reconciliations of consolidated net income and consolidated shareholders’ equity from French GAAP to U.S. GAAP. The cumulative effect of changes in French accounting principles were recorded as adjustments to opening shareholders’ equity under French GAAP. See note 32 for further information on the impact on AXA’s consolidated opening shareholders’ equity at January 1, 2001. Consequently, certain differences in accounting principles in prior years are not representative of the differences that will exist in future periods as indicated below.

Equalization Reserves. In prior periods and under French GAAP, equalization reserves included both reserves for future unusual losses and catastrophe risk reserves, which were established in accordance with local regulatory requirements in certain jurisdictions in which AXA operates. As a result of the new French regulations, equalization reserves are limited only to future catastrophe risks, reserves are no longer permitted under French GAAP for future unusual losses in any one period. These equalization reserves are not recognized as a liability under U.S. GAAP, until such loss is incurred and, therefore, such liabilities are eliminated under U.S. GAAP.

The cumulative effect of the elimination of equalization reserves (in respect of future unusual losses) under French GAAP was recorded as an adjustment to opening consolidated shareholders’ equity at January 1, 2001. As a result, the reconciling difference in net income is lower in 2001 as compared to 2000 and 1999.

Cost of Reinsurance. Due to the implementation of new French regulations, the cost of reinsurance is recorded in income in the year the reinsurance arrangement is placed with a third party reinsurer, including for long duration contracts. Under U.S. GAAP, the cost of reinsurance on long duration contracts is amortized into income over the lifetime of payments.

The cumulative effect of the change has been recorded as an adjustment to opening shareholders’ equity on January 1, 2001. Future policy benefits as presented in AXA’s reconciliations of consolidated net income and consolidated shareholders’ equity from French GAAP to U.S. GAAP include this new difference in accounting.

Intercompany Transactions. Effective for intercompany transactions on or after January 1, 2001 and under the new French regulations, realized gains and losses on intercompany sales of assets are eliminated in their entirety, unless there is an other-than-temporary impairment that is to be recorded as a loss immediately, which is similar to U.S. GAAP. No difference exists between French GAAP and U.S. GAAP in 2001 and thereafter.

However, in prior periods, French GAAP differed from U.S. GAAP, as French GAAP did not eliminate such gains and losses if the seller or buyer was an insurance or reinsurance company. Consequently, this difference is still presented in AXA’s reconciliation of consolidated net income and consolidated shareholders’ equity from French GAAP to U.S. GAAP in respect of 2000 and 1999.

Under French GAAP, realized gains are recognized when securities or real estate with appreciated values are contributed to mutual funds or real estate funds established for the purpose of supporting French Savings Contracts (see note 20 “Net Investment Result”). Under U.S. GAAP, such gains are proportionately recognized when the Savings Contracts are issued or the fund shares are sold to entities not included in the consolidated financial statements.

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

Share-Based Compensation (other than in respect of business combinations). Under French GAAP, the accounting of share-based compensation is limited to share option plans and depends on whether the share option plan (i) relates to the purchase of shares in the open market or the increase in AXA share capital, (ii) provides for a guarantee of liquidity, or (iii) is issued by AXA (the Company) or another AXA entity.

Under U.S. GAAP, the accounting for share-based compensation includes share options and other share-based compensation, such as employee share purchase programs. The accounting depends on whether the share-based compensation has performance-based conditions, will be settled in cash and for non-performance related share-based compensation is issued at a significant discount from the market price at date of grant.

There are two principal differences that arise between French GAAP and U.S. GAAP as set out below.

  Under French GAAP share-based compensation is not recorded in respect of certain share option plans issued by AXA (the Company) that do not provide a guarantee for liquidity whereas under U.S. GAAP a compensation charge is recorded if at grant date the options are issued at a significant discount; and
  for all other share option plans issued by AXA (the Company) and other AXA entities, the principles for measuring share-based compensation under French GAAP are principally similar to those used under U.S. GAAP. However, the compensation expense is recorded over the vesting period in the income statement and included as a liability under French GAAP (decrease in net assets) whereas under U.S. GAAP the amount is recorded against shareholders’ equity (no impact on net assets), unless it is to be settled in cash and would be included as a liability as well.

Pension Plans. Under French GAAP, AXA uses an actuarial methodology that is consistent to the measurement and recognition basis prescribed under U.S. GAAP, with the exception of the recognition of an additional minimum pension liability that is not recognized under French GAAP. For U.S. GAAP purposes, AXA has adopted FAS 87, Employer’s Accounting for Pensions, as of January 1, 1989. At the date of adoption a transition asset, reflecting the overfunded status of AXA Equity & Law’s pension plan, was recorded and is being amortized over the remaining fifteen-year average service life of employees. If the accumulated benefit obligation exceeds the fair value of plan assets, an additional minimum pension liability is recorded such that the total liability in the balance sheet is at least equal to the unfunded accumulated benefit obligation. The after-tax amount is, in general, recorded in “Other Comprehensive Income” (separate component of shareholders’ equity).

Long-Term Debt with Early Redemption Rights. Under French GAAP when long term debt is issued with early redemption rights whereby the redemption price is in excess of the original issue price per bond or note, the excess premium may not be amortized over the period from original issue date to earliest redemption period. Under U.S. GAAP, as the value of the long term debt accretes according to the stated redemption price, this accretion, if significant, is amortized over the period up to earliest redemption date and is recorded as interest expense with a corresponding increase in the value of the principal outstanding in the balance sheet.

Deferred Tax. Under both French GAAP and U.S. GAAP, the impact of a change in enacted tax rates on deferred tax assets and liabilities is recorded in income. Due to certain significant differences in the underlying accounting principles between French GAAP and U.S. GAAP, particularly in respect of the value of fixed maturity and equity investments (held at amortized cost or historical cost under French GAAP and generally at market value under U.S. GAAP), the impact of the change in tax rates on income under French GAAP and U.S. GAAP will differ accordingly.

Treasury Shares. Under French GAAP, treasury shares are reported as an asset if certain conditions are satisfied, as stated in note 2. Under U.S. GAAP, the cost of treasury shares is reported as a deduction from shareholders’ equity. If such shares are then reissued, the proceeds received are correspondingly reported as a change in shareholders’ equity. Therefore, any gains or losses from holding such shares are recorded as adjustments to shareholders’ equity.

Material Differences between French GAAP and U.S. GAAP

The impact on consolidated net income of material differences between French GAAP and U.S. GAAP are as follows:

	Years ended December 31,
(in euro millions)	2001	2000	1999

Consolidated Net Income in Accordance with French GAAP	520	3,904	2,021

Differences in scope of consolidation	(614)	(171)	564
Goodwill and purchase accounting	(683)	(398)	(17)
Cost of stock-options (buyout of minority interests)	67	(828)	–
Investment accounting and valuation
(excluding UK “with-profit” related assets)	(58)	(31)	(182)
Investment accounting for UK “with-profit” business assets:
– Elimination of net unrealized investment losses (gains)	–	682	(1,486)
– Reclassification of fixed maturities
and equity securities at January, 1 2001[1]	3,853	–	–
Deferred acquisition costs	(51)	(45)	(3)
Equalization provisions	(224)	(246)	(141)
Future policy benefits (net of reinsurance)	(226)	(54)	(16)
Elimination of gain on sale of treasury shares	–	(75)	–
Restructuring Provisions and other non-admissable provisions	(218)	29	110
Adjustment on dilution gain (SLPH)[1]	–	–	(61)
Derivatives and hedging activities	(109)	–	–
Other items	83	(46)	38
Tax effect of US GAAP reconciling adjustments[1]	(857)	527	382

Total reconciling adjustments	964	(656)	(813)

CONSOLIDATED NET INCOME IN ACCORDANCE WITH U.S. GAAP	1,484	3,248	1,209

Consists of :
Continuing operations	1,484	951	864
Discontinued operations of DLJ	–	2,297	345

The assets supporting the UK with-profit contracts consist primarly of fixed maturity and equity securities. Under French GAAP, in accounting for UK with-profit contracts, revenue and expense are matched in net income by including both changes in the estimated fair values of assets allocated to UK with-profit contracts and corresponding increases or reductions in the liability for UK with-profit policyholder benefits. US GAAP, which was developed in an environment that differs from the one in which the UK with-profit contract was developed, required the change in unrealized investment gain on assets allocated to UK with-profit contracts be excluded from net income (as such assets, principally fixed maturity and equity securities were classified as “available-for-sale”) and, therefore, such change was eliminated from net income above. However, the recognition of the corresponding change in the liability for with-profit policyholder benefits was recorded in net income. Accordingly, AXA believed this exclusion resulted in amounts that did not fully reflect the economic effect of the UK with-profit contracts. An increase in the fair value of these assets resulted in an increase in the liability for policyholder benefits and a reduction in AXA’s consolidated U.S. GAAP net income. The adjustment below for the years ended December 31, 2000 and 1999 to arrive at “U.S. GAAP, except for adjustment for the change in unrealized investment gains on assets allocated to UK with-profit contracts” reinstated the change in unrealized investment gains and losses on assets allocated to UK with-profit contracts to be included in net income to fully reflect the economic effect. Under the transition rules of FAS 133, AXA reclassified its fixed maturity and equity securities supporting the UK “with-profit” business from “available-for-sale” to “trading”, whereby effective from January 1, 2001, the unrealized investment gains and losses are to be included in net income. The after-tax cumulative effect of such change in accounting principle was included in the 2001 reconciliation of net income above and totaled euro 2,698 million (euro 3,853 million before tax).

Consolidated Net Income in Accordance with U.S. GAAP	1,484	3,248	1,209
Unrealized investment gains (losses) on assets allocated
to UK with-profit contracts, net of deferred income tax	NA	(477)	1,030

Consolidated Net Income in Accordance with U.S. GAAP ,except for adjustment for the change in unrealized investment gains on assets allocated to UK with-profit contracts

	NA	2,771	2,239

(1)	2000 and 1999 restated to present separately the impact of eliminating the unrealized investment gains (pre-tax and tax effect) attributable to the fixed maturity and equity securities backing the UK “with-profit” business, as such investments were classified as “available-for-sale” in 2000 and 1999. The impact totaled euro (477) million in 2000 and euro 1,030 million in 1999 (both on a net group share basis).

The impact on consolidated shareholders’ equity of material differences between French GAAP and U.S. GAAP are as follows:

	AtDecember 31,
(in euro millions)	2001	2000
Consolidated Shareholders’ Equity in Accordance with French GAAP	24,780	24,322

Differences in scope of consolidation	4	581
Goodwill and purchase accounting	6,218	3,836
Difference in value of shares exchanged (buyout of minority interests)	(327)	(265)
Cost of share options (buyout of minority interests)	(286)	(211)
Gain on sale of treasury shares	–	59
Investment accounting and valuation	(1,291)	2,670
Deferred acquisition costs	(4)	187
Equalization provisions	201	416
Future policy benefits (net of reinsurance)	77	(171)
Treasury shares held	(485)	(384)
Adjustment on dilution gain (Alliance Capital)	347	326
Derivatives and hedging activities	(69)	–
Other items	253	195

Total reconciling adjustments	4,560	7,239

CONSOLIDATED SHAREHOLDERS’ EQUITY
IN ACCORDANCE WITH US GAAP	29,340*	31,561*
Unrealized investment gains on real estate assets
allocated to UK “with-profit” contracts	NA	273

Consolidated Shareholders’ Equity in accordance with U.S. GAAP, except for adjustment for the change in unrealized gains on real estate
assets allocated to UK “with-profit” contracts	NA	31,834

(*) All from continuing operations.

PURCHASE ACCOUNTING – BUSINESS COMBINATIONS

Significant transactions in 2000

The table below presents the determination of goodwill under both French GAAP and U.S. GAAP in respect of the acquisition of minority interests in Sun Life & Provincial Holdings (subsequently renamed AXA UK Holdings) and AXA Financial during 2000.

	Sun Life & Provincial Holdings		AXA Financial Inc.
	U.S GAAP	French GAAP	U.S GAAP[4]	French GAAP

Purchase price
Cash payment	3,628	3,628	6,717	6,717
Value of AXA shares exchanged	–	–	3,544	3,868
Cost to settle/exchange outstanding
employee stock options	–	44	–	539
Payment of special dividend	36	36	–	–
Professional fees and other
direct transaction expenses	28	28	85	89

Total purchase price	3,692	3,736	10,346	11,213
Less: portion of net assets acquired[1]	2,514	1,766	3,956	3,913

Excess purchase price over the portion
of net assets acquired[3]	1,178	1,971	6,390	7,300
Amount charged directly to shareholders’ equity	–	–	–	(2,518)

Goodwill asset	1,178	1,971	6,390	4,782

Change in goodwill	(34)	(73)	(19)	8
Goodwill as at December 31, 2001	1,144	1,898	6,371	4,790

Annual Amortization of Goodwill[2]	38	63	231	176

(1)	Net assets, which were previously attributed to minority interests in AXA’s consolidated balance sheet.
(2)	Under both French GAAP and U.S. GAAP, the goodwill asset is to be amortized over 20 years (asset management operations) and 30 years (insurance operations) for AXA Financial and 30 years for Sun Life & Provincial Holdings.
(3)	Under French GAAP, the goodwill was determined based on the carrying value of the assets at date of acquisition. Under U.S. GAAP, the goodwill was determined based on the estimated fair value of the portion of net identifiable assets acquired at date of acquisition. Consequently, the determination of goodwill under U.S. GAAP was preliminary for both of these transactions as:
	–	AXA Financial: The transaction was completed close to year end and, therefore, certain estimated fair values assigned to the portion of identifiable assets acquired and liabilities assumed were subject to change, which could impact the determination of the goodwill asset.
(4)	2000 data restated to reflect the final estimated fair value attributed to the portion of net assets acquired, from €4,096 million as reported in 2000 to €3,956 million.

Significant transactions in prior years

In respect of the acquisition of minority interests in Royale Belge (1998) and the acquisition of Compagnie UAP (1997),

  Royale Belge (1998). The annual goodwill amortization under U.S. GAAP was €5 million lower than the annual goodwill amortization charge under French GAAP. This was primarily attributable to (i) the portion of goodwill (€337 million) charged directly to shareholders’ equity when ordinary shares of AXA were issued that increases U.S. GAAP goodwill, which was more than offset by (ii) the differences in the underlying accounting principles used for determining the value of net assets acquired between French GAAP (based on carrying value as it was an acquisition of a minority interest) and U.S. GAAP (based on estimated fair value).
  UAP (1997). The annual goodwill amortization under U.S. GAAP was €61 million higher than the annual goodwill amortization charge under French GAAP. This was primarily attributable to the fact that AXA issued and exchanged shares in connection with the transaction and, therefore, of the total amount of gross goodwill determined, €1,630 million was charged directly to retained earnings and reserves under French GAAP while under U.S. GAAP the total goodwill calculated was recorded as an asset.

34 - Condensed U.S. GAAP Financial Statements and Additional U.S. GAAP Disclosures

The following condensed U.S. GAAP financial statements reflect the effects of the material differences between French GAAP and U.S. GAAP on consolidated net income and shareholders’ equity identified in note 33 as well as differences of presentation between French GAAP and U.S. GAAP.

Presentational Differences

Discontinued operations. Under U.S. GAAP, the sale of a reportable segment (or a significant portion thereof) is subject to specific disclosure requirements. The sale of DLJ completed on November 3, 2000 resulted in discontinued operation accounting treatment and, therefore, (i) the condensed consolidated statements of income under U.S. GAAP for the years ended December 31, 2000 and 1999 present separately the net income and net income per ordinary share (on a basic and diluted basis) arising from continuing operations and discontinued operations of DLJ (including the gain realized on the sale), and (ii) the condensed consolidated balance sheets under U.S. GAAP at December 31, 2000 present separately the net assets attributable to DLJ as a single line item. Such presentational requirements do not exist under French GAAP.

Universal Life Contracts and Investment Contracts. There is a difference in presentation of the Statement of Income between French GAAP and U.S. GAAP in respect of universal life contracts, investment contracts and limited pay contracts as set out below.

Under French GAAP total premiums received for all insurance contracts are recorded as revenues in AXA’s consolidated operating results, including for (i) life insurance contracts with flexible premiums, charges or guarantees (universal life contracts), and (ii) contracts with no or insignificant mortality or morbidity risk (investment contracts including separate account unit-linked contracts). Benefits paid to the policyholder on these type of contracts are recorded as charges in AXA’s consolidated operating results. In addition and in respect of contracts with premiums paying over a period shorter than the term of the contract (limited pay contracts), the gross premium received is included in income in the period when due.

Under U.S. GAAP and in respect of universal life contracts and investment contracts, the policy charges, such as insurance administration and surrenders during the period, are recorded as revenues. The premiums received less policy charges along with the benefit payments are credited directly to or against the liability, using deposit accounting. Expenses include the interest credited to the policy account balances and benefit payments made in excess of account balances.

Closed Block Business in Equitable Life. The business of AXA Financial includes a Closed Block of participating policies established in connection with the demutualization of The Equitable Life Assurance Society of the United States (“Equitable Life”). Under the terms of the demutualization, liabilities for certain participating policies in-force at the date of demutualization together with an amount of assets were segregated into the Closed Block for the purpose of determining policyholder dividends. The maximum contribution from the Closed Block that may inure to the benefit of Equitable Life’s shareholders was determined at the time the Closed Block was established. For most individual participating policies issued by Equitable Life after its demutualization, Equitable Life is subject to regulations which require it to pay policyholder dividends equal to at least 90% of statutory profits (measured before policyholder dividends) attributable to participating products.

In prior periods, the Closed Block assets and Closed Block liabilities were presented in AXA’s condensed consolidated balance sheets as separate line items. Due to the implementation of SOP 00-3, as discussed in note 33, such presentation is no longer permitted and, therefore, prior period reclassifications have been made to include Closed Block assets and liabilities on a line-by-line basis.

Mezzanine Capital. As stated in note 14 “Mezzanine Capital”, certain subordinated debt and mandatorily convertible bonds and notes are classified as mezzanine capital under French GAAP whereas such obligations would be classified as debt under U.S. GAAP.

Condensed Consolidated Balance Sheets

	At December 31, 2001
(in euro millions)	U.S. GAAP	French GAAP

Assets
Total investments	264,299	258,563
Cash and cash equivalents	17,598	17,646
Reinsurers’ share of insurance liabilities	11,617	11,619
Deferred acquisition costs	7,320	10,917
Goodwill	17,093	15,879
Value of purchased life business inforce	7,489	3,739
Other assets	53,356	51,512
Separate Account (unit-linked) assets	114,292	115,723

Total Assets	493,065	485,599

Liabilities
Insurance liabilities, gross of reinsurance	273,128	272,125
Non-subordinated debt and other borrowings	13,304	12,748
Subordinated debt	8,752	8,867
Mandatorily convertible bonds and notes	–	–
Other liabilities	49,464	48,364
Separate Account (unit-linked) liabilities, gross of reinsurance	113,845	115,305

Total Liabilities	458,493	457,410

Minority interests	5,231	3,409
Shareholders’ equity
Ordinary shares	3,971	3,971
Capital in excess of nominal value	13,963	13,627
Treasury shares	(485)	–
Accumulated other comprehensive income	2,240	–
Retained earnings	9,652	7,182

Total Shareholders’ equity	29,340	24,780

TOTAL LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS’ EQUITY	493,065	485,599

	At December 31, 2000
(in euro millions)	U.S. GAAP	Adjusted(1)	French GAAP

Assets
Total investments	271,336	271,726	254,015
Cash and cash equivalents	28,717	28,717	28,728
Reinsurers’ share of insurance liabilities	9,228	9,228	9,234
Deferred acquisition costs	5,985	5,985	9,359
Goodwill	17,595	17,595	15,865
Value of purchased life business inforce	7,937	7,937	3,724
Other assets	42,617	42,617	48,327
Separate Account (unit-linked) assets	115,745	115,745	117,261

Total Assets	499,161	499,551	486,513

Liabilities
Insurance liabilities, gross of reinsurance	267,798	267,798	263,174
Non-subordinated debt and other borrowings	16,346	16,346	16,309
Subordinated debt	8,333	8,333	8,261
Mandatorily convertible bonds and notes	192	192	192
Other liabilities	53,186	53,303	53,084
Separate Account (unit-linked) liabilities,
gross of reinsurance	115,932	115,932	117,469

Total Liabilities	461,787	461,904	458,490

Minority interests	5,813	5,813	3,702
Shareholders’ equity
Ordinary shares	3,809	3,809	3,809
Capital in excess of nominal value	12,700	12,700	12,379
Treasury shares	(384)	(384)	(96)
Accumulated other comprehensive income	6,275	3,578	–
Retained earnings	9,161	12,131	8,230

Total Shareholders’ equity	31,561	31,834	24,322

TOTAL LIABILITIES, MINORITY INTERESTS
AND SHAREHOLDERS’ EQUITY	499,161	499,551	486,513

(1) US GAAP, except for adjustment for the unrealized investment gains on real estate and related deferred tax asset allocated to UK with-profits contracts.

Condensed Consolidated Statements of Income

	Year ended December 31, 2001
(in euro millions)	U.S. GAAP	French GAAP

Premiums, net of reinsurance	40,099	65,906
Financial services revenues	5,296	5,361
Net investment results	12,793	10,370
Variations of unearned premium reserves, net of reinsurance	(231)	(243)

Total revenues[1]	57,957	81,394

Insurance claims and claims expenses, net of reinsurance	(38,148)	(64,128)
Insurance acquisition expenses, net of reinsurance	(6,145)	(5,933)
Bank operating expenses	(823)	(838)
Administrative expenses	(9,527)	(8,775)
Goodwill amortization	(795)	(788)

Income from continuing operations before income tax expense	2,520	933

Income tax expense	(854)	(45)
Minority interests	(195)	(385)
Equity in income of unconsolidated entities	14	17

NET INCOME[1]	1,484	520

(1)	The after-tax cumulative effect of change in accounting for derivative instruments and hedging activities, was a charge of euro 18 million. In addition, under the transition rules of FAS 133, AXA reclassified its fixed maturity and equity securities supporting the UK “with-profit” business from ”available-for-sale” to “trading”, whereby effective from January 1, 2001, the unrealized investment gains and losses are to be included in net income. The after-tax cumulative effect of such change in accounting principle was included in the 2001 reconciliation of net income above and totaled euro 2,697 million (euro 3,853 million before tax).
	Year ended December 31, 2000
(in euro millions)	U.S. GAAP	Adjusted[1]	French GAAP

Premiums, net of reinsurance	35,538	35,538	61,886
Financial services revenues	4,441	4,441	4,496
Net investment results	14,696	13,771	15,086
Variations of unearned premium reserves, net of reinsurance[3]	(435)	(435)	(445)

Total revenues[2,3]	54,240	53,315	81,023

Insurance claims and claims expenses, net of reinsurance[3]	(37,142)	(37,142)	(64,053)
Insurance acquisition expenses, net of reinsurance	(5,959)	(5,959)	(5,877)
Bank operating expenses	(714)	(714)	(692)
Administrative expenses	(8,602)	(8,602)	(7,535)
Goodwill amortization	(347)	(347)	(345)

Income from continuing operations before income tax expense	1,477	552	2,522

Income tax expense	169	446	(339)
Minority interests	(670)	(500)	(518)
Equity in income of unconsolidated entities	(24)	(24)	(23)

Income from continuing operations, net of tax	951	474	1,642

Income from discontinued DLJ operations, net of tax	192	192	191
Gain on disposal of discontinued DLJ operations, net of tax	2,105	2,105	2,071

NET INCOME	3,248	2,771	3,904

(1)	US GAAP, except for adjustment for the increase in net unrealized investment gains and losses on assets allocated to UK with-profit contracts of euro (477) million (net group share).
(2)	Total revenues attributable to the discontinued DLJ operations were euro 10,894 million under both French GAAP and US GAAP.
(3)	Financial data restated in accordance with the new French Regulations adopted on January 1, 2001.

	Year ended December 31, 1999
(in euro millions)	U.S. GAAP	Adjusted[1]	French GAAP

Premiums, net of reinsurance	29,341	29,341	51,481
Financial services revenues	2,955	2,955	3,065
Net investment results	14,016	16,612	15,301
Variations of unearned premium reserves, net of reinsurance[3]	(31)	(31)	(93)

Total revenues[2,3]	46,281	48,877	69,755

Insurance claims and claims expenses, net of reinsurance[3]	(33,056)	(33,056)	(53,953)
Insurance acquisition expenses, net of reinsurance	(4,938)	(4,938)	(5,123)
Bank operating expenses	(644)	(644)	(717)
Administrative expenses	(6,448)	(6,448)	(6,196)
Goodwill amortization	(225)	(225)	(626)

Income from continuing operations before income tax expense	970	3,566	3,140

Income tax expense	(316)	(1,049)	(993)
Minority interests	224	(609)	(460)
Equity in income of unconsolidated entities	(14)	(14)	(10)

Income from continuing operations, net of tax	864	1,894	1,677

Income from discontinued DLJ operations, net of tax	344	344	345

NET INCOME	1,209	2,239	2,021

(1)	US GAAP, except for adjustment for the increase in net unrealized investment gains and losses on assets allocated to UK with-profit contracts of euro 1,030 million (net group share).
(2)	Total revenues attributable to the discontinued DLJ operations were euro 9,768 million under both French GAAP and US GAAP.
(3)	Financial data restated in accordance with the new French Regulations adopted on January 1, 2001.

SUPPLEMENTAL SEGMENT ANALYSIS FOR 2001 AND 2000

Consolidated Net Income

	Year ended December 31, 2001
(in euro millions)	U.S. GAAP		French GAAP

Life & Savings	3,256		922
Property & Casualty	(538)		52
International Insurance	(439)		(386)

Total Insurance	2,279		588

Asset Management	131		153
Other Financial Services	74		97

Total Financial Services	204		250

Holding companies	(999)		(318)

TOTAL	1,484		520

Consolidated Net Income

	Year ended December 31, 2000
(in euro millions)	U.S. GAAP	Adjusted[1]	French GAAP
Life & Savings	1,911	1,434	2,050
Property & Casualty	19	19	306
International Insurance	48	48	137

Total Insurance	1,978	1,501	2,493

Asset Management	164	164	166
Other Financial Services	112	112	121

Total Financial Services	276	276	287

Holding companies	994	994	1,123

TOTAL	3,248	2,771	3,904

Impact of exceptional operations	(1,126)	(1,126)	(1,643)

TOTAL excluding exceptional operations	2,122	1,645	2,261

(1) US GAAP, except for adjustment for the increase in net unrealized investment gains and losses on assets allocated to UK with-profit contracts.

Comprehensive Income

Comprehensive income includes net income and represents the change in shareholders’ equity during a period from non-owner sources. It includes “other comprehensive income” which represents revenues, expenses, gains and losses that under U.S. GAAP are excluded from net income. The changes in AXA’s U.S. GAAP accumulated other comprehensive income were as follows:

Accumulated Other Comprehensive Income

	2001	2000		1999
(in euro millions)	U.S. GAAP	U.S. GAAP	Adjusted[1]	U.S. GAAP	Adjusted[1]

Balance at January 1	6,276	7,938	4,705	6,920	4,126
Cumulative effect of a change
in accounting principles, net of tax	(2,698)	–	–	–	–

Adjusted balance at January 1	3,578	7,938	4,705	6,920	4,126

Unrealized investment gains and losses,
net of tax	(1,447)	(1,346)	(790)	372	(412)
Foreign currency fluctuation adjustments	237	(302)	(322)	636	981
Effect of restructurings and intercompany sales
of consolidated subsidiaries	(7)	(14)	(14)	10	10
Minimum pension liability adjustment	(122)	–	–	–	–

Balance at December 31	2,240	6,276	3,579	7,938	4,705

(1) U.S. GAAP, except for adjustment for the increase in net unrealized gains (net of deferred tax) on real estate allocated to UK with-profits contracts.

Comprehensive income, being net income plus the change in other comprehensive income in accordance with U.S. GAAP totaled (€2,552) million, €1,586 million and €2,227 million in 2001, 2000 and 1999, respectively.

At January 1, 2001 and under the transition rules of FAS 133, AXA recorded a reclassification of £19,806 million (or approximately €31,492 million at transition date) of Available-for-Sale securities as Trading securities, resulting in an after-tax cumulative-effect-type adjustment of €2,698 million from Other Comprehensive Income to the Statement of Income, representing the after-tax unrealized gain of the assets backing the UK with-profit business at January 1, 2001.

At December 31, 2001 and 2000, accumulated net unrealized investment holdings gains from available-for-sale securities included in accumulated other comprehensive income in accordance with the U.S. GAAP totaled €1,578 million and €5,524 million, respectively. Such accumulated net unrealized investment holdings gains were:

  net of deferred taxes of €909 million and €3,454 million, respectively; and
  net of amounts allocated for policyholders and minority interests of €2,897 million and €4,233 million, respectively.

Net Income per Ordinary Share

	Net income per ordinary share			Income from continuing operations
				per ordinary share[1]
	Years ended December 31,			Years ended December 31,
(in euro millions)	2001	2000	1999	2001	2000	1999

Income applicable to ordinary shares
Basic	1,484	3,248	1,209	1,484	951	865
Dilutive securities issued by subsidiaries	0	(5)	(32)	0	(5)	(12)
Interest on assumed conversion
of convertible bonds[6]	–	9	19	–	9	19
Dilutive	1,484	3,252	1,196	1,484	955	871

Weighted average of ordinary shares
outstanding[2,3]
Basic	1,691	1,501	1,397	1,691	1,501	1,397
Assumed exercise of stock options[4]	8	22	11	8	22	11
Assumed conversion of convertible bonds	–	29	45	–	29	45
Dilutive[5,6]	1,699	1,552	1,453	1,699	1,552	1,453

Net income per ordinary share[3]
– Basic	0.88	2.16	0.87	0.88	0.63	0.62
– Diluted	0.87	2.10	0.82	0.87	0.62	0.60

(1)	Excludes income from discontinued DLJ operations (primarily decreases income and decreases the impact of “dilutive securities issued by subsidiaries”) for 2000 and 1999.
(2)	Weighted average of outstanding ordinary shares after the elimination of the weighted average number of ordinary shares held in Treasury.
(3)	2000 and 1999 weighted average of ordinary shares outstanding and per share data have been restated to take account of the 4-for-1 stock split approved by the shareholders at the annual general meeting held on May 9, 2001.
(4)	In 2000, the assumed exercise of stock options includes the AXA Financial stock options, which were exchanged into AXA ADR’ s upon completion of the transaction.
(5)	1999 data was restated as the subordinated convertible debt issued in 1999 became anti-dilutive as a result of the U.S. GAAP accounting treatment for DLJ as discontinued operations and its impact on the calculation of net income per ordinary share on a diluted basis.
(6)	Refer to comments in text below as treated as “anti-dilutive” for U.S. GAAP purposes.

The calculation of basic and diluted net income per ordinary share under U.S. GAAP is based on the same methodology as for French GAAP (see note 24 “Net Income per Ordinary Share”). However, certain differences arise due to the underlying differences in accounting principles as noted below.

  Treatment of treasury shares held by AXA and its subsidiaries, and
  Impact of discontinued operations and the accounting for the sub-ordinated debt with stipulated step-up redemption prices on the calculation of net income per ordinary share on a diluted basis.

In accordance with the terms and conditions of the €1,524 million 2.5% subordinated convertible debt issued in February 1999 and €1,099 million 3.75% subordinated convertible debt issued in February 2000, the Company has the right of early redemption at a price greater than the original issue price per note starting in January 2005 and 2007. The additional interest expense, which also increases the value of the subordinated debt under U.S. GAAP, was approximately €61 million in 2001 (2000: €61 million and 1999: €32 million). Under French GAAP, the potential conversion of these two subordinated convertible debt instruments of 64 million were included in the calculation of net income per ordinary share (diluted). These potential shares were treated as “anti-dilutive” under U.S. GAAP and, therefore, were excluded from the U.S. GAAP net income per ordinary share (diluted).

Fixed maturity and equity investments

For purposes of U.S. GAAP, at December 31, 2001 and 2000, AXA had fixed maturities and equity investments (including holdings in mutual funds) classified as available-for-sale with an amortized cost / historical cost of €185,000 million and an estimated fair value of €188,561 million (2000: €181,017 million and €210,985 million, respectively).

Derivative Instruments

AXA manages its risks and, therefore, its hedging strategies to meet the hedging requirements as set forth under French GAAP, rather than according to the requirements of U.S. GAAP. As a result, certain hedging relationships established by AXA could not be designated in qualifying hedging relationships under FAS 133 and, therefore, have no hedge designation and are referred to as “free standing derivatives” with the change in fair value recorded in income effective from January 1, 2001. However, certain existing hedge arrangements met the criteria for measurement and recognition as fair value hedges under FAS 133.

At December 31, 2001, AXA’s consolidated balance sheet included derivative assets and derivative liabilities at estimated fair value of €1,381 million and €1,227 million, respectively. Derivative assets and liabilities were included under AXA’s condensed consolidated balance sheet captions of “Other assets” and “Other liabilities”.

The change in estimated fair value of derivative instruments not in qualifying U.S. GAAP hedging activities included in the 2001 U.S. GAAP consolidated net income was a loss of €93 million, included under the caption “Net investment result”.

Certain hedge arrangements met the U.S. GAAP criteria for measurement and recognition primarily in respect of (i) certain hedges of changes in fair value attributable to interest rate risk (through the use of interest rate swaps), and (ii) certain hedges of changes in fair value attributable to foreign currency risk (primarily through the use of currency swaps and foreign currency forwards using the change in the spot rate).

In respect of the derivative instruments used for these qualifying U.S. GAAP hedges,

  the amount of hedge ineffectiveness included in AXA’s 2001 U.S. GAAP consolidated net income under the caption “Net investment result” was a credit of €14 million.
  the net gain included in AXA’s 2001 U.S. GAAP consolidated net income under the caption “Net investment result”, representing the component of the derivative instruments gain excluded from the assessment of hedge effectiveness, totaled €51million.

Given that AXA’s hedging strategies are designed to comply with French GAAP measurement and recognition requirements, AXA’s consolidated net income as determined in accordance with U.S. GAAP is subject to increased volatility in future periods. Significant differences could arise between AXA’s consolidated net income and shareholders’ equity under French GAAP as compared to U.S. GAAP in future periods.

Deferred Tax

Differences between the French GAAP and U.S. GAAP components of the net deferred tax asset and liability are as follows:

	Net Deferred Tax Asset			Net Deferred Tax Liability
(in euro millions)	French GAAP	Adjusted(1)	U.S. GAAP	French GAAP	Adjusted(1)	U.S. GAAP
2001	5,164	–	5,545	(4,420)	–	(6,022)
2000	5,751	6,134	6,134	(5,354)	(7,597)	(7,479)

(1) As previously discussed, no longer presented for 2001 and thereafter.

Supplemental Cash Flow Information

This information should be read in conjunction with the Statement of Cash Flow. For the years ended December 31, 2001, 2000 and 1999, deposits related to investment contracts amounted to €17,718 million, €20,690 million and €14,674 million, respectively, and withdrawals related to investment contracts amounted to €13,973 million, €12,566 million and €7,004 million, respectively, and are part of operating cash flow under French GAAP. Such deposits and withdrawals would be reflected as financing activities in a statement of cash flows prepared in accordance with U.S. GAAP.

Employee Benefit Plans

AXA Financial recorded, as a reduction of its shareholders’ equity, an additional minimum pension liability (net of tax) of €25 million and € 14 million at December 31, 2001 and 2000, respectively, under U.S. GAAP. The French subsidiaries recorded, as a reduction of its shareholders’ equity, an additional minimum pension liability (net of tax) of €62 million and €27 million at December 31, 2001 and 2000, respectively. The German subsidiaries also recorded, as a reduction of its shareholders’ equity, an additional minimum pension liability (net of tax) of €128 million and €55 million at December 31, 2001 and 2000, respectively. This liability, which primarily represents the excess of the accumulated benefit obligation over the fair value of plan assets and accrued pension liability, is not recorded under French GAAP. The change in additional minimum pension liability is included in “other comprehensive income”.

Share-Based Compensation

Details on share option plans in respect of AXA are provided in note 30 “Share Options”.

Total U.S. GAAP compensation cost recognized in income for stock-based employee compensation in 2001 was € 57 million (2000: €684 million and 1999: €64 million). The 2001 U.S. GAAP charge includes income of U.S. $74 million in connection with the AXA Financial SAR liability (see note 30 “Share Options”), as the SARs are subject to variable accounting based on the change in market value of AXA ADSs for the year ended December 31, 2001.

In October 1995, the FASB issued Statement of Financial Accounting Standards No. 123 (“FAS 123”) “Accounting for stock-based compensation” which requires disclosure of the cost to AXA of share options granted on or after January 1, 1995 based on the fair value of the options on the date they were granted. Had AXA accounted for share options granted since January 1, 1995 in accordance with FAS 123, net income and net income per ordinary share under U.S. GAAP (on a pro forma basis) would be as follows:

	Years ended December 31,
(in euro millions, except per share amounts)	2001	2000[1,3]	1999[1]

U.S. GAAP: Net Income:
– as reported	1,484	3,248	1,209
– pro forma	1,408	3,576	1,143

Net Income per Ordinary Share[1]:
Basic:
– as reported	0.88	2.16	0.87
– pro forma	0.83	2.38	0.82

Diluted:
– as reported[2]	0.87	2.10	0.82
– pro forma[2]	0.83	2.31	0.78

(1)	2000 and 1999 Net Income per Ordinary Share data have been restated to take into account the 4-for-1 stock split approved by the shareholders at the annual general meeting held on May 9, 2001.
(2)	1999 net income per ordinary share (diluted) has been restated due to the accounting treatment of DLJ as discontinued operations.
(3)	In connection with the buyout of the minority interests in AXA Financial, certain outstanding stock options in AXA Financial common stock were subject to accelerated vesting.

Such pro forma effects are not necessarily indicative of future effects on net income and net income per ordinary share; for example, the pro forma financial data does not take account of options granted before January 1, 1995.

	Years ended December 31,
	2001	2000	1999

Dividend yield	2.45%	2.45%	2.45%
Volatility	30.00%	30.00%	30.00%
Risk-free interest rate	5.00%	5.20%	5.60%
Expected life	6	6	6

The weighted average fair value per option granted by the Company in 2001, 2000 and 1999 was €11, € 50 and €36, respectively.

Unaudited Pro Forma Information Relating to Acquisitions

This information is additional to that required under French GAAP and should be read in conjunction with note 4 “Business Combinations”.

The unaudited pro forma consolidated results of operations have been prepared for comparative purposes only and are not indicative of the results of operations which actually would have resulted had the acquisition occurred on the dates indicated, or which may result in the future.

Impact of the buyout of the minority interests in AXA Financial and Sun Life & Provincial Holdings (2000).

The following summarized unaudited pro forma information presents the consolidated results of operations of AXA for the years ended December 31, 2000 and 1999 and assumes that the acquisitions of the minority interests in AXA Financial and in Sun Life & Provincial Holdings (SLPH) had taken place on January 1, of each year:

	Years ended December 31,
(in euro millions, except for share data)	2000	1999

Total revenues
– As reported	100,395	82,167
– Pro forma[1,3]	89,501	74,085
Net income
– As reported	3,904	2,021
– Pro forma[2,3]	1,482	1,316

Net income per ordinary share[5]
– As reported
– Basic	2.57	1.43
– Diluted	2.44	1.35
– Pro forma net income per ordinary share[4]
– Basic	0.89	0.81
– Diluted	0.86	0.78

(1)	Total revenues of SLPH and AXA Financial and their subsidiaries were already included in AXA’s consolidated total revenues before the buyout of minority interests, as total revenues are before attribution to minority interests.
(2)	The pro forma financial information eliminates the after tax income from the DLJ discontinued operations (including the gain on the sale of DLJ) for the years ended December 31, 2000 and 1999 for comparability purposes.
(3)	Guardian Royal Exchange is a subsidiary of SLPH, its results are also included for a full year in 1999 on a pro forma basis for the first four months of 1999 prior to its acquisition, and actual results for the post-acquisition eight month period in 1999.
(4)	As a result of the acquisition of minority interests in AXA Financial, 25.8 million ordinary shares were issued, which effects the net income per ordinary share (basic and diluted).
(5)	Per ordinary share data restated to take account of the 4-for-1 stock split approved by the shareholders at the annual general meeting held on May 9, 2001.

The effects of other acquisitions that occurred in 2001, 2000 and 1999 were not material and, accordingly, have been excluded from the pro forma presentation.

New Accounting Pronouncements Not Yet Adopted

As mentioned previously under “Changes in accounting methodologies under U.S. GAAP”, FAS 141 and FAS 142 in respect of accounting for business combinations, goodwill and intangible assets became effective for AXA’s business combinations and investments under the equity method (referred to collectively in this section as “business combinations”) completed on or after July 1, 2001. For all business combinations completed by AXA before July 1, 2001, the adoption date of FAS 141 and FAS 142 is January 1, 2002 and, therefore, in 2002 in respect of these business combinations are described below.

  There were no reclassifications between goodwill and intangible assets (apart from goodwill), as permitted by FAS 141.
  AXA’s gross deferred credit balance in respect of negative goodwill in the U.S. GAAP consolidated balance sheet at January 1, 2002 of €12 million is to be written off and recognized as a cumulative-effect-type change in accounting principle on an after-tax basis in AXA’s consolidated income statement under U.S. GAAP for the year ending December 31, 2002.
  AXA’s total goodwill less accumulated amortization included in its consolidated balance sheet under U.S. GAAP at January 1, 2002 totaled €17.1 billion and will no longer be amortized but will be subject to initial impairment testing in 2002 and at least annual impairment testing in future periods. AXA’s U.S. GAAP 2001 consolidated net income would have increased by €795 million due to the non-amortization of goodwill. Any impairment loss on goodwill at January 1, 2002 will be reported as an after-tax cumulative-effect-type change in accounting principle in AXA’s consolidated income statement under U.S. GAAP for the year ending December 31, 2002. AXA is currently reviewing the impairment testing in accordance with FAS 142.
  AXA’s intangible assets that meet the definition of an intangible asset under FAS 141 are deemed to have finite useful lives and will continue to be amortized over their useful lives.

Consequently, AXA’s consolidated operating results in future periods may be subject to volatility compared to prior periods, as any goodwill impairment would likely occur on an irregular basis and vary in amount.

In August 2001, FAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” was issued. FAS 144 supersedes FAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of”. FAS 144 supersedes the accounting and reporting provisions in Accounting Principle Bulletin (“APB”) Opinion No. 30, Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions for the disposal of a segment of a business, and eliminates (i) the requirement that discontinued operations be measured at net realizable value, and (ii) the accrual for future operating losses.

FAS 144 requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less cost to sell. An impairment for such assets that are not considered to be disposed of is recognized only if the carrying amounts of long-lived assets are not recoverable and exceed their fair values. FAS 144 extends the scope of discontinued operations to include all components of an entity with operations and cash flows that (i) can be distinguished from the rest of the entity, and (ii) will be eliminated from the ongoing operations of the entity in a disposal transaction. In addition, FAS 144 also eliminated the exception to consolidation for a subsidiary for which control is likely to be temporary. FAS 144 became effective for AXA as at January 1, 2002. The provisions are generally to be applied prospectively and had no impact on AXA upon its adoption.

35 - Events Subsequent to December 31, 2001

DEFINITIVE CHANGEOVER TO EURO

All the operational entities of the Group involved in the conversion to Euro have successfully completed this complex and multiform operation. Since January 1, 2002, the management reporting systems, the accounting systems and the customer administration systems have been operating fully in the Euro currency.

2001 DIVIDEND

At the annual general meeting of shareholders of AXA held on May 3, 2002, the shareholders approved the dividend in respect of 2001 financial year of €0.56 per ordinary share, or €971 million in the aggregate based on the number of shares outstanding at December 31, 2001. The approved dividend will be paid in 2002.

HEALTH INSURANCE (FRANCE)

In France, the French Supreme Court (Cour de Cassation) has recently extended the notion of employers’ liability in respect of diseases arising from employment, including employment-related conditions. AXA companies that may be affected by this recent judicial decision are currently reviewing their portfolios to identify any potential exposure.

Schedule II

AXA (Parent Company)

CONDENSED BALANCE SHEETS

	At December 31,
(in euro millions)	2001	2000

Assets
Investment in subsidiaries	34,771	32,140
Real estate	4	5
Other invested assets	3,710	2,854

Total investments	38,485	34,999
Cash and equivalents	43	3 910
Other assets	843	853

Total assets	39,371	39,762

Liabilities
Short-term and long-term debt and borrowings	3,487	5,838
Other liabilities	1,071	3,935

Total liabilities	4,558	9,773

Subordinated debt	7,885	6,915
Bonds mandatorily convertible into ordinary shares	–	320

Shareholders’ equity
Ordinary shares, euro 2.29 nominal value per ordinary share:	3,971	3,809
1,848 million shares authorized and 1,734 million shares issued at December 31, 2001 and 2,102 million shares authorized and
1,665 million shares issued at December 31, 2000
(on a post 4-for-1 stock split basis).
Capital in excess of nominal value	13,626	12,379
Retained earnings and reserves	9,331	6,566

Total shareholders’ equity	26,928	22,754

Total liabilities, subordinated debt, bonds mandatorily
convertible into ordinary shares and shareholders’ equity	39,371	39,762

See notes to parent company condensed financial statements.

Schedule II

AXA (Parent Company)

CONDENSED STATEMENTS OF INCOME

	Years ended December 31,
(in euro millions)	2001	2000	1999

Dividends received from subsidiaries	1,882	1,520	1,438
Net investment results	(332)	(422)	(308)

Total revenues	1,550	1,098	1,130

Operating expenses	(183)	(165)	(158)

Income before income taxes	1,367	933	972

Income tax benefit	253	124	188

Net Income	1,620	1,057	1,160

See notes to parent company condensed financial statements.

Schedule II

AXA (Parent Company)

CONDENSED STATEMENTS OF CASH-FLOWS

	Years ended December 31,
(in euro millions)	2001	2000[4]	1999

Net income	1,620	1,057	1,160
Adjustments to reconcile net income
to net cash provided by operating activities:
Net realized investment (gains) losses	(127)	10	(50)
Change in income taxes	(251)	(100)	(194)
Changes in other assets and liabilities	20	426	(287)

Net cash provided by operating activities	1,262	1,393	629

Cash flows from investing activities:
Maturities and sales of investments	2,826	978	1,170
Purchases of investments	(39)	(201)	(1,536)
Investments in subsidiaries[1]	(5,813)	(9,105)	(2,325)

Net cash used in Investing activities	(3,026)	(8,328)	(2,691)

Cash flows from financing activities:
Net change in short-term financings
Additions to debt	2,805	7,436	2,769
Repayments of debt	(4,334)	(4)	(241)
Issuance of ordinary shares	353	3,942	225
Dividends	(927)	(713)	(595)

Net cash provided by financing activities	(2,103)	10,661	2,158

Change in cash and equivalents	(3,867)	3,726	96
Cash and equivalents, beginning of year	3 910	184	88

Cash and equivalents, end of year[2,3]	43	3,910	184

(1)	Includes a liability at December 31, 2000 of euro 2,973 million, which related to the amount of cash to be paid by AXA (the Company) in 2001 following the completion of the squeeze out merger on January 2, 2001 (discussed further in footnote (3) below). Of the euro 2,973 million, euro 2,078 million was paid out in 2001 to former minority shareholders.
(2)	Non-cash transactions in 2000 included: (i) conversion of the 6.0% mandatorily convertible bonds into ordinary shares at maturity in January 2000 of euro 282 million, (ii) the merger of AXA Participations (an existing wholly-owned subsidiary) with and into AXA (the Company) of euro 216 million, and (iii) ordinary shares exchanged in connection with AXA’s buyout of minority interests in AXA Financial of euro 3,131 million as at December 31, 2000.
(3)	Non-cash transactions in 2001 included: (i) conversion of the 4.5% mandatorily convertible bonds into ordinary shares at maturity in January 2001 of euro 320 million, (ii) the merger of Lor Finance and Financière 45 (existing wholly-owned subsidiaries) with and into AXA (the Company) of euro 2,198 million, and (iii) ordinary shares exchanged in connection with AXA’s buyout of minority interests in AXA Financial following the completion of the squeeze out merger of AXA Merger Corp. (a wholly-owned subsidiary of AXA created to effectuate the transaction) with and into AXA Financial on January 2, 2001 of euro 737 million.
(4)	Reclassifications have been made in respect of 2000 (i) euro 2,973 million from “changes in other assets and liabilities” to “investment in subsidiaries”, for the amount payable to former minority shareholders of AXA Financial attributable to AXA's buyout of minority interests in AXA Financial, which represents an “investing activity”, and (ii) adjustments to “investment in subsidiaries”, “repayment of debt” and “issuance of ordinary shares”, primarily to eliminate the impact of non-cash transactions described in footnote (2) above.

Schedule II

AXA (Parent Company)

NOTES TO PARENT COMPANY CONDENSED FINANCIAL STATEMENTS

1. Financial Statement Policies and Changes in Presentation

These parent company condensed financial statements should be read in conjunction with AXA’s consolidated financial statements and the notes thereto prepared in accordance with French GAAP and reconciled to U.S. GAAP, which are included elsewhere in this annual report.

Prior to 2000, the parent company condensed financial statements were presented on the basis of AXA’s investment in subsidiaries and its share in the net income of such subsidiaries under the equity method of accounting, being the basis for which AXA prepares its consolidated financial statements.

The parent company condensed financial statements of AXA (the Company), a French société anonyme à Directoire et Conseil de Surveillance for 1999 have been represented to conform to those financial statements published in France, except for certain formatting differences. In France, parent company financial statements are prepared using a French statutory basis of accounting, which uses the cost method of accounting for investments.

2. Long-term Debt and Other Obligations

At December 31, 2001 and 2000, long-term debt and borrowings amounted to €2,337 million and €424 million, respectively. At December 31, 2001 aggregate maturities of long-term debt and borrowings based on required payments at maturity for 2002, the following four years and thereafter are €535 million in 2002, €9 million in 2003, €571 million in 2004, €162 million in 2005, €10 million in 2006, €1,050 million in 2007 and thereafter.

Information relating to the subordinated debt (including terms of redemption by the issuer and share conversion) and bonds mandatorily convertible into ordinary shares of AXA, which were converted at maturity into AXA ordinary shares on January 1, 2001, is provided in note 14 to AXA’s consolidated financial statements.

3. Material Differences Between French GAAP and U.S. GAAP

The parent company condensed financial statements for the Company are prepared in accordance with generally accepted accounting principles in France. These accounting principles differ in certain material respects from accounting principles generally accepted in the United States of America.

The principle difference between French statutory GAAP and French GAAP (on a consolidated basis) as well as U.S GAAP (at the parent company level) relates to the accounting for the Company’ s equity investments. Under the French statutory basis of accounting, the cost method of accounting is used, whereas, under French GAAP (on a consolidated basis) and U.S. GAAP (parent company level), the equity method of accounting is used. Other differences between French GAAP and U.S. GAAP are described in notes 33 and 34 to AXA’ s consolidated financial statements included elsewhere in this annual report.

Schedule II

AXA (Parent Company)

Net income

	Years ended December 31,
(in euro millions)	2001	2000	1999

Net income in accordance with French GAAP
(statutory basis)	1,620	1,057	1,160
Dividends from subsidiaries	(1,843)	(1,211)	(1,424)
Contribution of consolidated subsidiaries
under equity method	738	3,869	1,735
Profit dilution on SLPH	–	–	486
Other adjustments	5	189	64

Total adjustments	(1,100)	2,847	861

Net income in accordance with French GAAP
(consolidated basis)	520	3,904	2,021
U.S. GAAP adjustments	964	(656)	(812)

Net income in accordance with U.S. GAAP	1,484	3,248	1,209

Shareholders’ equity:

	At December 31,
(in euro millions)	2001	2000
Shareholders’ equity in accordance with French GAAP
(statutory basis)	26,928	22,754
Equity method adjustments	2,291	6,008
Goodwill charged directly to shareholders' equity	(4,439)	(4,439)

Shareholders’ equity in accordance with French GAAP
(consolidated basis)	24,780	24,323
U.S. GAAP adjustments	4,560	7,239

Shareholders’ equity in accordance with U.S. GAAP	29,340	31,561

E-1

Item 19

The following is a list of the exhibits filed with this annual report or incorporated herein by reference:

1.	By-laws of the Company (filed herewith).
2.	Amended and Restated Deposit Agreement, dated as of April 27, 2001, among AXA, The Bank of New York and all owners from time to time of American Depositary Receipts issued thereunder, filed as Exhibit 3A to the Registration Statement on Form F-6 filed on April 18, 2001 (commission file no. 333-13376) and incorporated herein by reference.
3.	Voting Trust Agreement, as amended, dated as of January 22, 1997, filed as Exhibit 9.2 to the Company’s Registration Statement on Form F-4 filed on November 21, 2000 (registration no. 333-50438) and incorporated herein by reference.
4.	(a) Merger Agreement, dated as of October 17, 2000, between AXA, AXA Merger Corp. and AXA Financial, filed as exhibit 2.1 to the Company’s Registration Statement on Form F-4 filed on November 21, 2000 (registration no. 333-50438) and incorporated herein by reference.
(b) Continuity Agreement between, Edward D. Miller and AXA Financial, Inc. dated September 29, 2000, filed as exhibit 10.6 to the Company’s Registration Statement on Form F-4 filed on November 21, 2000 (registration no. 333-50438) and incorporated herein by reference.
(c) Employment Agreement, dated May 11, 2001, between Christoper M. Condron, and AXA Financial, Inc., filed as exhibit 10.16 to the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2001, filed on August 13, 2001 and incorporated herein by reference.
8.	List of the Company’s consolidated subsidiaries at December 31, 2001 is provided in note 3 to the consolidated financial statements included as Item 18 in this annual report.
10.	(a) Consent of Independent Accountants (filed herewith).

SS-1

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AXA
/s/	Gérard de La Martinière

Gérard de La Martinière Group Executive Vice-President Finance, Control and Strategy

Date: May ............................, 2002

SS-2

Index to Exhibits

1.	By-laws of the Company (filed herewith)
2.	Amended and Restated Deposit Agreement, dated as of April 27, 2001, among AXA, The Bank of New York and all owners from time to time of American Depositary Receipts issued thereunder, filed as Exhibit 3A to the Registration Statement on Form F-6 filed on April 18, 2001 (commission file no 333-13376) and incorporated herein by reference.
3.	Voting Trust Agreement, as amended, dated as of January 22, 1997, filed as Exhibit 9.2 to the Company’s Registration Statement on Form F-4 filed on November 21, 2000 (registration no. 333-50438) and incorporated herein by reference.
4.	(a) Merger Agreement, dated as of October 17, 2000, between AXA, AXA Merger Corp. and AXA Financial, filed as exhibit 2.1 to the Company’s Registration Statement on Form F-4 filed on November 21, 2000 (registration no. 333-50438) and incorporated herein by reference.
(b) Continuity Agreement between, Edward D. Miller and AXA Financial, Inc. dated September 29, 2000, filed as exhibit 10.6 to the Company’s Registration Statement on Form F-4 filed on November 21, 2000 (registration no. 333-50438) and incorporated herein by reference.
(c) Employment Agreement, dated May 11, 2001, between Christoper M. Condron, and AXA Financial, Inc., filed as exhibit 10.16 to the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2001, filed on August 13, 2001 and incorporated herein by reference.
8.	List of the Company’s consolidated subsidiaries at December 31, 2001 is provided in note 3 to the consolidated financial statements included as Item 18 in this annual report.
10.	(a) Consent of Independent Accountants (filed herewith).