Form 20-F
AXA
filed 2003-06-30
CIK 898427

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2002

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

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of March 31, 2003 was: 1,762,167,344 Ordinary Shares of euro 2.29 nominal value per share, including 65,553,385 American Depositary Shares (as evidenced by American Depositary Receipts), each representing one Ordinary Share.

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

Item 17 [ ] Item 18 [X]

Table of contents:

Presentation of Information

This Annual Report on Form 20-F (referred to herein as the "annual report") has been filed with the United States Securities and Exchange Commission (referred to in this annual report as the "U.S. SEC" or "SEC").

In this annual report, the "Company" refers to AXA, a société anonyme organized under the laws of France, and "AXA" refers to the Company and its direct and indirect subsidiaries. The Company's ordinary shares are referred to in this annual report as "Shares" or "ordinary shares". The principal trading market for the Company's ordinary shares is the Premier March of the Euronext Paris SA (which resulted from the merger of the Paris, Brussels and Amsterdam Stock Exchanges on October 27, 2000, which we refer to in this annual report as the "ParisBourse"). The Company's American Depositary Shares and Receipts are referred to in this annual report as "ADSs" and "ADRs", respectively. The ADSs and ADRs are listed on the New York Stock Exchange (referred to in this annual report as "NYSE").

At the annual general meeting of shareholders of AXA held on May 9, 2001, the Company's shareholders approved a 4-for-1 stock split of its outstanding ordinary shares. Immediately following this stock split, which became effective on May 16, 2001, the ratio between the AXA ordinary share and the ADS was changed from one ADS representing one-half of an ordinary share to one ADS representing one ordinary share. Unless otherwise indicated, all information contained in this annual report is on a post-stock split basis and reflects the corresponding ratio change between the ADS and ordinary share.

This annual report includes AXA's consolidated financial statements for the years ended December 31, 2002, 2001 and 2000 and as at December 31, 2002 and 2001. AXA's consolidated financial statements, including the notes thereto, are included in "Item 18 - Financial Statements" and have been prepared in accordance with accounting principles generally accepted in France, which we refer to in this annual report as "French GAAP". Unless noted otherwise, the financial information contained in this annual report is presented in accordance with French GAAP. French GAAP is based on requirements set forth in French law and in European regulations that are described in notes 1 and 2 to the consolidated financial statements. French GAAP differs significantly from accounting principles generally accepted in the United States of America, which we refer to in this annual report as "U.S. GAAP". See notes 33 and 34 to the consolidated financial statements for a description of the significant differences between French GAAP and U.S. GAAP, a reconciliation of net income and shareholders' equity from French GAAP to U.S. GAAP and additional U.S. GAAP disclosures.

Various amounts in this document are shown in millions for presentation purposes. Such amounts have been rounded and, accordingly, may not total. Rounding differences may also exist for percentages.

Exchange Rate Information

France is a member of the European Monetary Union ("EMU"). On January 1, 1999 a single European currency known as the "Euro" was introduced and became the lawful currency of the EMU member states which include: Austria, Belgium, Finland, France, Germany, Ireland, Italy, Luxembourg, The Netherlands, Portugal, Spain and Greece. On such date, the legal rate of conversion between the French franc and the Euro was fixed at FF 6.55957 = €1.00 and transactions denominated in Euro started to take place, including new public debt issues. Euro banknotes and coins came into circulation on January 1, 2002. Outstanding obligations denominated in national currencies have been converted at the legal rates established on January 1, 1999 (unless specific contracts provide for an alternative conversion rate). On July 1, 2002, the Central European Bank withdrew the national currencies from circulation, and these currencies are no longer be legal tender for any transactions.

AXA publishes its consolidated financial statements in Euro ("Euro", "euro" or € ). Unless noted otherwise, all amounts in this annual report are expressed in Euro. The currency of the United States will be referred to as "US dollars" or "US$" or "$". For historical exchange rate information, refer to "Item 3-Key Information-Exchange Rate Information". For a discussion of the impact of foreign currency fluctuations on AXA's financial condition and results of operations, see "Item 5-Operating and Financial Review and Prospects-Market Conditions in 2001".

Special Note Regarding Forward-Looking Statements

This annual report and other publicly available documents may include, and AXA's officers and representatives may from time to time make, statements which may constitute "forward looking statements" within the meaning of the U.S. Securities Litigation Reform Act of 1995. These statements are not historical facts but instead represent AXA's belief regarding future events many of which, by their nature, are inherently uncertain and outside of AXA's control. These statements may address among other things, AXA's financial condition, results of operations and business, including its strategy for growth, product development, regulatory approvals, market position, embedded value and reserves. All statements other than statements of historical facts are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements, including those discussed elsewhere in this annual report and in AXA's other public filings, press releases, oral presentations and discussions. Forward-looking statements include, among other things, discussions concerning the potential exposure of AXA to market risks, as well as statements expressing management's expectations, beliefs, estimates, forecasts, projections and assumptions.

Forward-looking statements in this annual report are identified by use of the following words and other similar expressions, among others:

"anticipate"	"objectives"
"believe"	"outlook"
"could"	"probably"
"estimate"	"project"
"expect"	"risks"
"goals"	"seek"
"intend"	"should"
"may"	"target"

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
the frequency, severity and development of property & casualty claims including catastrophic events whichare uncertain in nature, and policy renewal rates relating to AXA's property & casualty business;
re-estimates of AXA's reserves for future policy benefits and claims;
market risks related to (a) stock market prices, fluctuations in interest rates, and foreign currency exchange rates, (b) adverse changes in the economy in AXA's major markets and other adverse developments that may affect the value of AXA's investments and/or result in investment losses and default losses, (c) the use of derivatives and AXA's ability to hedge such exposures effectively, and (d) counterparty credit risk;

the continuing impact of the September 11, 2001 terrorist attacks on the United States, the military and other responsive actions and possibility of future terrorist-related incidents;
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
the costs of defending litigation, the risk of unanticipated material adverse outcomes in such litigation and AXA's exposure to other contingent liabilities;
adverse political developments around the world, particularly in the principal markets in which AXA and its subsidiaries operate; and
the performance of others on whom AXA relies for distribution, investment management, reinsurance and other services; and the effect of any future acquisitions or disposals.

The above factors are in addition to those factors discussed elsewhere in this annual report including matters discussed under "Item 3 - Key Information - Risk Factors"; "Item 4 - Information on the Company"; "Item 5 -Operating and Financial Review and Prospects"; and "Item 11 - Quantitative and Qualitative Disclosures About Market Risk".

You should not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as at the date of the particular statement. AXA undertakes no obligation to (and expressly disclaims any such obligations to) update publicly or revise any forward-looking statement as a result of new information, future events or otherwise. In light of these risks, AXA's results could differ materially from the forward-looking statements contained in this annual report.

Part I

Item 1: Identity of Directors, Senior Management and Advisors

Not applicable

Item 2: Offer Statistics and Expected Timetable

Not applicable

Item 3: Key Information

SELECTED CONSOLIDATED FINANCIAL DATA

The selected historical consolidated financial data presented below have been derived from AXA's consolidated financial statements and related notes for the years ended December 31, 2002, 2001, 2000, 1999 and 1998. The historical data set out below is only a summary. You should read it in conjunction with the consolidated financial statements and related notes for the years ended December 31, 2002, 2001 and 2000 and as at December 31, 2002 and 2001 included elsewhere in this annual report.

AXA's consolidated financial statements have been prepared in accordance with French GAAP. At January 1, 2001, new French Regulations became effective in respect of consolidated financial statements prepared by French insurance companies and groups (Regulation No. 2000-05 of the "Comité de la Réglementation Comptable"). Most of the accounting policies set forth in the new French Regulations were already in effect at AXA and, therefore, the adoption had limited impact to the consolidated operating results and financial position of AXA. The after-tax cumulative effect of the changes in French accounting principles was a charge of €593 million against consolidated shareholders' equity at January 1, 2001, or a decrease of 2%. In addition, the new French Regulations prescribed certain presentational changes. Consequently, certain financial data under French GAAP presented in the tables below as at and for the years ended December 31, 2000 and 1999 have been restated unless otherwise indicated.

The French GAAP accounting policies arising from the adoption of the new French Regulations are described in notes 1 and 2 to the consolidated financial statements included elsewhere in this annual report.

French GAAP differs in certain material respects from U.S. GAAP. For a description of the material differences between French GAAP and U.S. GAAP relevant to AXA, please see "Item 5-Operating and Financial Review and Prospects - Other Matters - Reconciliation of French GAAP to U.S. GAAP" and notes 33 and 34 to the consolidated financial statements.

As indicated in note 33, the U.S. GAAP adjustments as of and for the year ended December 31, 2001 have been restated for the accounting for other-than-temporary declines in value for securities, which reduced AXA's 2001 U.S. GAAP consolidated net income by € 1,128 million to € 356 million. This adjustment did not change AXA's consolidated shareholders' equity.

AXA Insurance Holding in Japan and its subsidiaries use a financial year-end of September 30 and are consolidated as at and for the year ended September 30 in AXA's consolidated financial statements.

(in millions, except per ordinary share amounts)

	Years ended December 31,
	2002	2002	2001	2000	1999	1998
	(US $) (f)	(€)	(€)	(€)	(€)	(€) (i)

Income Statement Data:
In accordance with French GAAP:
Gross premiums and financial services revenues	78,351	74,727	74,832	79,971	66,528	56,697
Net investment result (a)	(9,135)	(8,713)	(1,244)	14,811	29,268	14,069
Total revenues	68,815	65,632	73,233	94,342	95,806	70,798
Income before income tax expense (h)	2,723	2,597	1,721	9,176	4,816	3,811
Income tax expense	(447)	(426)	(45)	(2,773)	(1,292)	(1,222)
Minority interests	(386)	(368)	(385)	(2,124)	(858)	(974)
Equity in income (loss) from affiliated entities	24	23	17	(23)	(10)	11
Net income	995	949	520	3,904	2,021	1,531
Net income per ordinary share: (b) (d)
- basic	0.57	0.55	0.30	2.57	1.43	1.13
- diluted	0.57	0.55	0.32	2.44	1.35	1.06

In accordance with US GAAP:
Gross premiums, net of reinsurance (c)	40,729	38,845	40,099	35,538	29,341	27,140
Income from continuing operations (before tax) (j)	(1,179)	(1,125)	876	1,478	970	1,261
Income from continuing operations
(after tax and minority interest) (j)	(2,713)	(2,588)	356	951	864	618
Income from discontinued operations
(net of tax)	-	-	-	192	344	129
Gain on sale of discontinued operation
(net of tax) (g)	-	-	-	2,105	-	-
Net income (j)	(2,713)	(2,588)	356	3,248	1,209	748
Net income per ordinary share: (b) (d) (j)
Basic
Income from continuing operations
(after tax and minority interest)	(1.59)	(1.52)	0.21	0.63	0.62	0.47
Net income	(1.59)	(1.52)	0.21	2.16	0.87	0.56
Diluted
Income from continuing operations
(after tax and minority interest)	(1.59)	(1.52)	0.21	0.62	0.60	0.44
Net income	(1.59)	(1.52)	0.21	2.10	0.82	0.53

Other data :
Number of ordinary shares outstanding	-	1,762.2	1,734.2	1,664.9	1,425.3	1,401.2
Net dividend distribution (in currency millions) (e)	628	599	971	926	713	595

8
(in millions, except per ordinary share amounts)

	Years ended December 31,
	2002	2002	2001	2000	1999	1998
	(US $) (f)	(€)	(€)	(€)	(€)	(€) (i)

Balance Sheet Data:
In accordance with French GAAP:
Total assets	466,223	444,657	485,599	486,513	517,934	384,835
Shareholders' equity	24,861	23,711	24,780	24,322	16,358	13,537
Shareholders' equity per ordinary share (b) (d)	14.1	13.5	14.3	14.6	11.5	9.7

In accordance with US GAAP:
Total assets (g)	472,568	450,708	493,065	499,161	428,526	350,746
Shareholders' equity	25,014	23,857	29,340	31,561	22,672	20,355
Shareholders' equity per ordinary share (b) (d)	14.4	13.8	17.2	19.2	16.1	14.7

(a)	Includes investment income net of investment expenses and interest expense on short-term and long-term debt (other than interest expense relating to bank operating expenses of AXA's other financial services operations), net realized investment gains and losses and net unrealized investment gains and losses on separate account (unit-linked) assets and on trading securities, including assets supporting the UK "with-profit" business.
(b)	Under both French GAAP and U.S. GAAP (i) the calculation of net income per ordinary share is based on the weighted average number of ordinary shares outstanding for each period presented and (ii) shareholders' equity per ordinary share is calculated based on the actual number of ordinary shares outstanding at each period-end presented. The U.S. GAAP calculations deduct ordinary shares held by AXA and its subsidiaries (that is, treasury shares) in the calculation of weighted average number of ordinary shares outstanding (for net income per ordinary share) and ordinary shares outstanding (for shareholders' equity per ordinary share). The calculation of basic and diluted net income per ordinary share for each of the three years ended December 31, 2002 is presented in note 24 "Net Income per Ordinary Share" to AXA's consolidated financial statements.
(c)	Gross premiums received from policyholders in respect of life & savings products which are classified as "universal life" or "investment contracts", such as separate account (unit-linked) products for U.S. GAAP, are recorded as revenue under French GAAP. Under U.S. GAAP, such amounts received are recorded as deposits, and only the policy-related fees charged to the policyholders for cost of insurance, administration, investment management, etc, are recorded as revenue.
(d)	2000, 1999 and 1998 financial data were restated to reflect the 4-for-1 stock split of AXA's outstanding ordinary shares whereby the ratio between the AXA ordinary share and the ADS was changed from one AXA ADS representing one-half of an AXA ordinary share to one AXA ADS representing one AXA ordinary share, effective on May 16, 2001.
(e)	An annual dividend generally is paid each year in respect of the prior year after the annual ordinary general meeting of shareholders (customarily held in May or June) and before September of that year. Dividends are presented above in the year to which they relate not the year in which they are declared and paid. At the annual general meeting of shareholders of AXA held on April 30, 2003, the shareholders approved the declaration of a dividend in respect of 2002 of 0.34 per ordinary share. Dividends per ordinary share do not include any French avoir fiscal which may be receivable from the French Treasury. In general, dividends per ordinary share are based on the number of ordinary shares outstanding at the end of the year for each year presented.
(f)	The financial data have been translated from Euro to U.S. dollars using the Euro Noon Buying Rate at December 31, 2002 of 1.00 = $1.0485 (see " - Exchange rate information"). These translations are solely for the convenience of the reader and should not be construed as representations that the converted amounts actually represent such U.S. dollar amounts or could have been (at the relevant date) converted into U.S. dollars at the rate indicated or at any other rate.
(g)	As a result of the sale of DLJ in 2000 and in accordance with U.S. GAAP accounting treatment and presentation of discontinued operations, the income statement data in accordance with U.S. GAAP for 2000, 1999 and 1998 have been restated in respect of "total revenues" and" net income" from continuing operations. In respect of the balance sheet data in accordance with U.S. GAAP, "Total assets" data have been restated to include net assets of DLJ discontinued operations (which is reported as a single line item under total assets). The restated financial data for the years ended December 31, 2000 and 1999 were derived from the audited consolidated financial statements included elsewhere in this annual report. All other restated U.S. GAAP income statement data presented in the table below in respect of the discontinued operations have not been audited.
(h)	In 2001, "Income before income tax expense" excludes the amortization of goodwill, whereas in prior periods, it included the amortization of goodwill. Consequently, prior periods have been restated accordingly.
(i)	The 1998 financial statement data was not restated for the new presentation requirements set forth in the new French Regulations adopted on January 1, 2001.
(j)	Financial data have been restated for the accounting for other-than-temporary decline in value for securities. See Note 33 to the consolidated financial statements for further information.

Exchange rate information

The year-end and average exchange rates used in the preparation of the consolidated financial statements, to translate into Euro the results of operations of its principal subsidiaries and affiliates that are not denominated in euro, are set out in the table below.

	Year End Exchange Rate			Average Exchange Rate
	2002	2001	2000	2002	2001	2000
	(euros)	(euros)	(euros)	(euros)	(euros)	(euros)

U.S. Dollar	0.95	1.14	1.06	1.06	1.12	1.09
Japanese Yen (a) (x100)	0.84	0.92	1.05	0.87	0.95	1.02
British Pound	1.54	1.64	1.59	1.59	1.61	1.64

(a)	The exchange rates presented correspond to the year-end exchange rate and average exchange rate for a September 30 financial year.

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

U.S. dollar per euro
Calendar period	Average rate (a)

1998 (b)	1.1113
1999	1.0666
2000	0.9207
2001	0.8909
2002	0.9495
2003 (through April 30, 2003)	1.0900

(a)	The average of the Noon Buying Rates on the last business day of each full month during the relevant period.
(b)	Effective January 1, 1999, the French Franc became a component of the Euro. As such, the Euro Noon Buying Rates for the years prior to 1999 are the Noon Buying Rates for the French Franc converted into Euro at a rate of €1.00 = French Franc 6.55957.

The table below sets forth the high and low Euro Noon Buying Rates for the most recent six months through to April 2003.

U.S. dollar per euro
Month	High	Low

November 2002	1.0139	0.9895
December 2002	1.0485	0.9927
January 2003	1.0861	1.0361
February 2003	1.0875	1.0708
March 2003	1.1062	1.0545
April 2003	1.1180	1.0621

The Euro Noon Buying Rate on December 31, 2002 was €1.00 = US$ 1.0485.

DIVIDENDS

AXA pays dividends in Euro. Future dividends will depend on AXA's earnings, financial condition and other factors. Proposals for dividend payments are made by the Management Board, subject to prior approval by the Supervisory Board and final approval by AXA's shareholders at the ordinary annual general meeting of shareholders. Dividends paid to holders of ordinary shares and ADSs will generally be subject to French withholding tax at a rate of 25% which, subject to certain procedures and exceptions, may be reduced to 15% for holders who are residents of the United States. Certain holders of ordinary shares and ADSs may be entitled to receive a subsequent payment equal to the French avoir fiscal (or tax credit) in an amount equal to 50% of any dividends paid by the Company, less applicable French withholding tax. See "Item 10-Additional Information-Taxation of Dividends Avoir Fiscal" for a summary of certain United States federal and French tax consequence to holders of ordinary shares and ADSs. The following table sets forth the total dividends paid per ordinary share with respect to each year indicated, with or without the French avoir fiscal, and before deduction of any French withholding tax. Dividends paid in each year are in respect of the prior year's results.

Year	Net dividend	Gross dividend
	per ordinary	per ordinary
	share	share (a)
	(euros)	(euros)

1998 (b)	0.43	0.64
1999 (b)	0.50	0.75
2000 (b) (c)	0.55	0.83
2001 (c)	0.56	0.84
2002 (d)	0.34	0.51

(a)	Payment equivalent to the French avoir fiscal or tax credit, less applicable French withholding tax, will be made only following receipt of a claim for such payment, and, in any event, not until after the close of the calendar year in which the respective dividends are paid. Certain US tax exempt holders of ordinary shares or ADSs will not be entitled to full payments of avoir fiscal. (see "Item 10-Additional Information - Taxation").
(b)	Restated to take account of the 4-for-1 stock split approved by the shareholders at the annual general meeting of shareholders held on May 9, 2001.
(c)	In 2000, dividends per ordinary share were based on the number of AXA ordinary shares outstanding at December 31, 2000 and also included the 4.9 million ordinary shares issued to the remaining minority interests in AXA Financial, Inc. following the completion of the merger of AXA Merger Corp. with and into AXA Financial, Inc. on January 2, 2001.
(d)	At the annual general meeting of shareholders of AXA held on April 30, 2003, the shareholders approved the declaration of a dividend in respect of 2002 of €0.34 per ordinary share, or €599 million in the aggregate based on the number of AXA ordinary shares outstanding at December 31, 2002.

Given the change in the ratio of one AXA ordinary share to one AXA ADS in 2001 (in connection with the shareholders approval of the 4-for-1 stock split at the annual general meeting held on May 9, 2001), dividend per ADS information is no longer provided.

For information on AXA's dividend policy, see "Item 8 - Financial Information" and "Item 10 - Additional Information - Dividends".

Risk Factors

RISKS RELATING TO VOLATILITY
OF OR DETERIORATION IN FINANCIAL MARKETS

A DECLINE OR INCREASED VOLATILITY IN THE SECURITIES MARKETS, AND OTHER ECONOMIC FACTORS, MAY ADVERSELY AFFECT OUR BUSINESS, IN PARTICULAR, CERTAIN OF OUR INSURANCE PRODUCTS, MUTUAL FUNDS AND ASSET MANAGEMENT BUSINESSES, AND MAY ALSO ADVERSELY AFFECT OUR INVESTMENT RETURNS AND PROFITABILITY

Fluctuations in the securities markets and other economic factors may adversely affect sales of our participating life insurance and pension products, mutual funds, asset management services and separate account (unit linked) products, including variable annuity products and variable life products. In particular, protracted or steep declines in the stock or bond markets typically reduce the popularity of these products. For example, in the U.S. Life & Savings operations, the decline in U.S. equity markets since 2000 has resulted in a significantly lower percentage of annuity premium invested in equity linked separate account options in 2002 of 54% (2001: 59% and 2000: 71%) and a significant decline in sales of variable life insurance and variable annuities from approximately €9,355 million in 2000 to approximately €8,881 million in 2002.

The level of volatility in the financial markets in which we invest and the overall investment returns earned in those markets substantially affect our profitability. Our investment returns, and thus our profitability, may be adversely affected from time to time by conditions affecting our specific investments and, more generally, by stock market, real estate market and other market fluctuations and general economic, market and political conditions. Our ability to make a profit on insurance products and investment products, including fixed and guaranteed products, depends in part on the returns on investments supporting our obligations under these products and the value of specific investments may fluctuate substantially depending on the foregoing conditions. Certain types of insurance, reinsurance and investment products that we offer may expose us, in particular, to risks associated with fluctuations in financial markets, including interest sensitive or variable products such as guaranteed annuities or variable annuities which have crediting or other guaranteed rates or minimum benefits not necessarily related to prevailing market interest rates or investment returns on underlying assets. During the latter half of the 1990s, our assets, earnings and ability to generate new sales increased due to significant growth in retirement savings-related products and very strong stock market appreciation, coupled with solid bond market appreciation spurred by declining interest rates. The current negative economic trends and adverse investment climates in our major markets adversely affected our businesses and profitability in 2002, and can be expected to continue to do so unless conditions improve.

In addition, the growth of our asset management business depends to a significant extent on factors such as investment returns and risk management. We will not be able to accumulate and retain assets under management if our investment results underperform the market or the competition. Such underperformance would likely result in asset withdrawals and reduced sales. In addition, poor performance in the financial markets, in general, may adversely impact the value of the assets we manage, our ability to accumulate and retain those assets, as well as the revenues and profits that we earn from management of those assets. For example at December 31, 2002, our total assets under management declined to €742 billion as compared to €910 billion at December 31, 2001. This decrease can be attributed to a number of factors including turbulent financial markets during 2002, which resulted in client withdrawals of assets under management, poor overall performance of equity markets during 2002, which resulted in a decline in the value of certain assets under management, and the strengthening of the Euro against most other major currencies, particularly the US Dollar.

LOSSES DUE TO DEFAULTS BY OTHERS AND IMPAIRMENT OF OUR INVESTMENT ASSETS COULD NEGATIVELY AFFECT THE VALUE OF OUR INVESTMENTS AND REDUCE OUR PROFITABILITY
Third parties that owe us money, securities or other assets may not pay or perform under their obligations. These parties include the issuers whose securities we hold in our investment portfolios, borrowers under the mortgage loans we make, customers, trading counterparties, counterparties under swap and other derivative contracts, clearing agents, exchanges, clearing houses and other financial intermediaries. These parties may default on their obligations to us due to bankruptcy, lack of liquidity, downturns in the economy or real estate values, operational failure or other reasons. The current negative trends and investment climates in our major markets have resulted in an increase in investment impairments on our investment assets due to defaults, credit downgrades and overall declines in securities markets. A further downturn could result in increased impairments and we may realize additional losses in respect of our investment portfolios in the future.

The default of a major market participant could disrupt the securities markets or clearance and settlement systems in our major markets, which could in turn cause market declines or volatility. A failure of a major market participant could also cause some clearance and settlement systems to assess members of that system or could lead to a chain of defaults that could adversely affect us.

INTEREST RATE VOLATILITY MAY ADVERSELY AFFECT OUR PROFITABILITY
During periods of declining interest rates, life insurance and annuity products may be relatively more attractive to consumers, resulting in increased premium payments on products with flexible premium features, and a higher percentage of insurance policies remaining in force from year to year. During such a period, our investment earnings may be lower because the interest earnings on our fixed income investments likely will have declined in parallel with market interest rates. In addition, mortgages and fixed maturities in our investment portfolios will be more likely to be prepaid or redeemed as borrowers seek to borrow at lower interest rates. Consequently, we may be required to reinvest the proceeds in securities bearing lower interest rates. Accordingly, during periods of declining interest rates, our profitability may suffer as the result of a decrease in the spread between interest rates credited to policyholders and returns on our investment portfolio.

Conversely, in periods of increasing interest rates, surrenders of life insurance policies and fixed annuity contracts may increase as policyholders choose to forego insurance protection and seek higher investment returns. Obtaining cash to satisfy these obligations may require us to liquidate fixed maturity investments at a time when the market prices for those assets are depressed because interest rates have increased. This may result in realized investment losses. Regardless of whether we realize an investment loss, these cash payments would result in a decrease in total invested assets, and may decrease our net income. Premature withdrawals may also cause us to accelerate amortization of policy acquisition costs, which would also reduce our net income.

The profitability of our spread-based businesses depends in large part upon our ability to manage interest rate spreads, and the credit and other risks inherent in our investment portfolio. We cannot guarantee, however, that we will successfully manage our interest rate spreads or the potential negative impact of those risks.

FLUCTUATIONS IN CURRENCY EXCHANGE RATES MAY AFFECT OUR EARNINGS
Translation fluctuations: AXA publishes its consolidated financial statements in Euro. For the year ended December 31, 2002, approximately 53% of AXA's gross premiums and financial services revenues and 41% of AXA's benefits, claims and other deductions were denominated in currencies other than the Euro, primarily U.S. dollars, Pounds sterling, Japanese Yen and Australian dollars (2001: 53% and 45%, respectively). Consequently, fluctuations in the exchange rates used to translate these currencies into Euro may have a significant impact on AXA's reported results of operations from year to year.

Transaction-based fluctuations: AXA's obligations are denominated either in Euro or other currencies, the value of which is subject to foreign currency exchange rate fluctuations. AXA's interest obligations on its outstanding debt, however, are generally matched to cash dividends to be received by AXA in the same currencies. Approximately €387 million of the cash dividends received by the Company in 2002 were paid in currencies other than the Euro (2001: €410 million). In 2002, approximately €173 million and €533 million of interest payments in currencies other than the Euro were made by the Company and AXA Group, respectively (2001: €238 million and €692 million, respectively).

RISKS RELATING TO THE NATURE OF OUR BUSINESS
AND THE ENVIRONMENT IN WHICH WE OPERATE

IF OUR ESTABLISHED RESERVES ARE INSUFFICIENT OUR EARNINGS WILL BE ADVERSELY AFFECTED
In accordance with industry practice and accounting and regulatory requirements, we establish reserves for claims and claims expenses related to our property & casualty and international insurance businesses. These reserves are not discounted unless final settlement has been agreed and the payments are generally fixed over a period of time. Reserves do not represent an exact calculation of liability, but instead represent estimates, generally using actuarial projection techniques at a given accounting date. These reserve estimates are expectations of what the ultimate settlement and administration of claims will cost based on our assessment of facts and circumstances then known, review of historical settlement patterns, estimates of trends in claims severity, frequency, legal theories of liability and other factors. The process of estimating the insurance claims reserves is based on information available at the time the reserves are originally established. However, claims reserves are subject to change due to the number of variables which affect the ultimate cost of claims, such as:

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

Many of these items are not directly quantifiable, particularly on a prospective basis. As a result, actual losses may deviate from the original gross reserves established. Consequently, the reserve may be re-estimated reflecting those changes resulting in loss reserve redundancies (in cases where the original gross claims reserve was overstated) or deficiencies (in cases where the original gross claims reserve was understated). Adjustments to reserves are reflected in the results of the periods in which the estimates are changed. In addition, certain of our property & casualty operations are required by local regulations in the countries in which they operate to establish catastrophe risk equalization reserves characterized by high costs and low frequency.

We continually review the adequacy of the established claims reserves, including emerging claims development, and actual claims compared to the original assumptions used to estimate initial gross claims reserves. Based on current information available, we believe that our claims reserves are sufficient. However, because the establishment of claims reserves is an inherently uncertain process involving estimates, we cannot assure you that ultimate losses will not materially exceed our claims reserves and have a material adverse effect on our earnings.

As with other property & casualty insurers and reinsurers, our operating results and financial condition can be adversely affected by volatile and unpredictable natural and man-made disasters, such as hurricanes, windstorms, earthquakes, fires and explosions. We generally seek to reduce our exposure to these events through individual risk selection and the purchase of reinsurance. We have experienced in the past, and could experience in the future, material losses from such catastrophic events. In addition, there is a high degree of uncertainty with respect to future exposure from asbestos claims because of significant issues surrounding the liabilities of insurers, diverging legal interpretations and judgements in different jurisdictions and more aggressive asbestos related litigation, particularly in the U.S. These uncertainties include the extent of coverage under insurance policies, whether or not particular claims are subject to an aggregate limit, the number of occurrences involved in particular claims and new theories of insured and insurer liability. We have established reserves for insurance and reinsurance contracts related to environmental pollution and asbestos (i) of €350 million (€349 million for 2001) for reported claims and (ii) €559 million (€577 million for 2001) of additional reserves for incurred but not reported claims. These reserves represent our best estimate of ultimate claims exposure at December 31, 2002 based on known facts and current law; however, given uncertainties surrounding asbestos related claims, we cannot assure you that ultimate losses will not materially exceed our claims reserves and have a material adverse effect on our earnings. For additional information, see "Environmental Pollution, Asbestos and other Exposures" in note 15 to AXA's consolidated financial statements included in Item 18 of this annual report.

In our life & savings businesses our earnings also depend significantly upon the extent to which our actual claims experience is consistent with the assumptions we use in setting the prices for our products and establishing the liabilities for obligations for technical provisions and claims. To the extent that our actual claims experience is less favorable than the underlying assumptions used in establishing such liabilities, we may be required to increase our liabilities, which may reduce our net income. For example, certain variable annuity products issued or reinsured by certain of our subsidiaries contain guaranteed minimum death benefit ("GMDB") and guaranteed minimum income benefit ("GMIB") features. The determination of GMDB and GMIB liabilities is based on models which involve numerous estimates and subjective judgments, including those regarding expected market rates of return and volatility, GMIB election rates, contract surrender rates and mortality experience. Determination of liabilities for our other lines of life & savings business, such as our annuity business, as well as our disability income business, also involve numerous assumptions and subjective judgments as to mortality and morbidity experience, investment returns, expenses, policy surrender rates, policy lapse rates, and other matters. There can be no assurance that ultimate actual experience on these products will not differ, upwards or downwards, from management's estimates. In addition, certain acquisition costs related to the sale of new policies and the purchase of policies already in force have been recorded as assets on balance sheet and are being amortized into income over time. If the assumptions relating to the future profitability of these policies (such as future claims, investment income and expenses) are not realized, the amortization of these costs could be accelerated and may even require write-offs due to unrecoverability. These factors could have a material adverse effect on our business, results of operations and financial condition.

A DOWNGRADE IN THE CLAIMS PAYING AND FINANCIAL STRENGTH RATINGS OF THE AXA GROUP COULD ADVERSELY IMPACT OUR BUSINESS AND RESULTS OF OPERATIONS
Claims paying and financial strength ratings have become an increasingly important factor in establishing the competitive position of insurance companies. The ratings held by AXA and its principal insurance subsidiaries are set forth in Item 4 - Ratings of this annual report. Rating agencies review their ratings periodically and our current ratings may not be maintained in the future. In January 2003, Standard & Poors downgraded the insurer financial strength and counter party credit ratings of the core operating companies of the AXA Group from AA with negative implications to AA- with a stable outlook. A downgrade in these ratings could adversely affect our business and results of operations including through a reduction in the number of new insurance policies that we write and/or an increase in surrender or termination of policies already in-force.

REINSURANCE MAY NOT BE ADEQUATE TO PROTECT US AGAINST LOSSES AND WE MAY INCUR LOSSES DUE TO THE INABILITY OF OUR REINSURERS TO MEET THEIR OBLIGATIONS
In the normal course of business, AXA seeks to reduce the loss that may arise from catastrophes or other events that cause unfavorable underwriting results through reinsurance. Under the reinsurance arrangements, other insurers assume a portion of the losses and related expenses; however, we remain liable as the direct insurer on all risks reinsured. Consequently, ceded reinsurance arrangements do not eliminate our obligation to pay claims. In addition, we are subject to credit risk with respect to our ability to recover amounts due from reinsurers. Although we evaluate periodically the financial condition of our reinsurers to minimize our exposure to significant losses from reinsurer insolvencies, our reinsurers may become financially unsound by the time their financial obligation becomes due. The inability of any reinsurer to meet its financial obligations to us could impact our financial results. In addition, the availability, amount and cost of reinsurance depends on general market conditions and may vary significantly. Reinsurance may not be available to us in the future at commercially reasonable rates and any decrease in the amount of our reinsurance will increase our risk of loss.

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

We are subject to detailed and comprehensive regulation and supervision in all the jurisdictions in which we transact business. Our insurance operations are subject to insurance laws and regulations, which are generally intended to protect policyholders, not our shareholders. Changes in existing insurance laws and regulations may materially affect the way in which we conduct our business and the products we may offer. In addition, changes in pension and employee benefit regulation, social security regulation, financial services regulation, taxation and the regulation of securities products and transactions may also adversely affect our ability to sell new policies or our claims exposure on existing policies. For example, in 2000, the U.K. government adopted new legislation relating to employee pension schemes, which became effective in April 2001. The new legislation imposed a limit on the fee that insurance companies are allowed to charge for administering Stakeholders' Pensions, the simplified individual pensions promoted by the new legislation. As a result of this legislative change, insurers in the UK life insurance market have experienced increased pricing and competitive pressure with respect to these types of products.

Our asset management operations are also subject to extensive regulation in the various jurisdictions where they operate. These regulations are primarily intended to protect investors in the securities markets or investment advisory clients and generally grant supervisory authorities broad administrative powers. Changes to these laws and regulations may adversely affect our asset management operations For a discussion regulations which affect our business, please see item 4 "Information on the Company - Additional Factors which may affect AXA's Business".

WE FACE INCREASED COMPETITION IN ALL OF OUR BUSINESS LINES INCLUDING AS A RESULT OF CONTINUING CONSOLIDATION IN THE GLOBAL FINANCIAL SERVICES INDUSTRY
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

THE TERRORIST ATTACKS ON THE UNITED STATES AND ENSUING EVENTS MAY HAVE A CONTINUING NEGATIVE IMPACT ON CERTAIN OF OUR BUSINESSES
Our losses arising from insurance claims in connection with the terrorist attacks on September 11, 2001 had a negative effect on our net income. The estimated cost for AXA for the year ended December 31, 2002, based on information available at such date, amounted to €903 million (before tax and net of reinsurance), or €604 million net of tax and reinsurance. These estimates are based on the best information available to management; however, they may be affected by a number of factors including, for example, possible bankruptcies of reinsurers who provide coverage to us or an adverse outcome of the litigation currently pending in New York as to whether the terrorist attack on the World Trade Center constituted a single insurable incident or two separate incidents. Consequently, there can be no assurance that AXA's ultimate exposure will not be greater than these estimates, particularly in the event of an adverse determination in the pending World Trade Center litigation referred to above.

We cannot assess with any degree of certainty the future effects on our businesses of the terrorist attacks, the ensuing U.S. military and other responsive actions, including the recent war in Iraq, and the possibility of further terrorist attacks in the future. The terrorist attacks and responsive actions have significantly adversely affected general economic, financial market and political conditions, increasing many of the risks in our businesses noted in the previous risk factors. This may have a negative effect on our businesses and results of operations over time.

Our general account investment portfolios, and particularly those of our U.S. subsidiaries, include investments in industries that we believe may be adversely affected by the terrorist attacks and responsive actions, including airlines, lodging and entertainment companies and non-life insurance companies. The effect of these events on the valuation of these investments is uncertain and could lead to increased impairments. The cost, and possibly the availability, in the future of reinsurance covering terrorist attacks for our various insurance operations is uncertain. In addition, the rating agencies could reexamine the ratings affecting the insurance industry generally, including our companies.

AS A GLOBAL BUSINESS, WE ARE EXPOSED TO DIFFERENT LOCAL POLITICAL, REGULATORY AND BUSINESS RISKS AND CHALLENGES WHICH MAY AFFECT THE DEMAND FOR OUR PRODUCTS AND SERVICES, THE VALUE OF OUR INVESTMENTS PORTFOLIO AND THE CREDIT QUALITY OF LOCAL COUNTERPARTIES
We offer our products and services in Europe, North and South America, the Asia/Pacific zone, the Middle East and Africa through wholly-owned and majority-owned subsidiaries, joint ventures, companies in which we hold a non-controlling equity stake, agents and independent contractors. Our international operations expose us to different local political, regulatory, business and financial risks and challenges which may affect the demand for our products and services, the value of our investment portfolio, the required levels of our capital and surplus, and the credit quality of local counterparties. These risks include, for example, political, social or economic instability in countries in which we operate, fluctuations in foreign currency exchange rates, credit risks of our local borrowers and counterparties, lack of local business experience in certain markets, risks associated with the exposure to insurance industry insolvencies through policyholder guarantee funds or similar mechanisms set up in foreign markets and, in certain cases, risks associated with the potential incompatibility with foreign partners, especially in countries in which we are conducting business through entities we do not control.

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

INADAQUATE OR FAILED PROCESSES OR SYSTEMS, HUMAN FACTORS OR EXTERNAL EVENTS MAY ADVERSELY AFFECT OUR PROFITABILITY, REPUTATION OR OPERATIONAL EFFECTIVENESS

Operational risk is inherent in our business and can manifest itself in various ways including business interruption, poor vendor performance, information systems malfunctions or failures, regulatory breaches, human errors, employee misconduct, and/or external fraud. These events can potentially result in financial loss, harm to our reputation and/or hinder our operational effectiveness. Management attempts to control these risks and keep operational risk at appropriate levels by maintaining a sound and well controlled environment in light of the characteristics of our business, the markets and regulatory environment in which we operate. Notwithstanding these control measures, operation risk is part of the business environment in which we operate and we may incur losses from time to time due to these types or risks.

OTHER RISKS RELATING TO OUR OPERATIONS

AS A HOLDING COMPANY, WE ARE DEPENDENT UPON OUR SUBSIDIARIES TO COVER OUR OPERATING EXPENSES AND DIVIDEND PAYMENTS
Our insurance and financial services operations are generally conducted through direct and indirect subsidiaries. As a holding company, our principal sources of funds are dividends from subsidiaries and funds that may be raised from time to time through the issuance of debt or equity securities or through bank or other borrowings. As of December 31, 2002, the Company had amounts owed to credit institutions of €254 million, outstanding subordinated debt instruments issued of €7,486 million and outstanding non-subordinated debt instruments issued of €1,392 million (2001: €145 million, €7,875 million and €2,084 million, respectively).

At December 31, 2002 and on a consolidated basis, AXA had amounts owed to credit institutions of €5,017 million, outstanding subordinated debt instruments issued of €8,300 million, and outstanding non-subordinated debt instruments issued of €4,682 million (2001: €6,608 million, €8,868 million and €5,957 million).

We expect that dividends received from subsidiaries will continue to cover our operating expenses, including (i) interest payments on our outstanding financing, operating and subordinated debt and (ii) dividend payments with respect to our outstanding ordinary shares during each of the next three years. We expect that future acquisitions and strategic investments will be funded from available cash flow remaining after payment of dividends and operating expenses (including interest expense), cash on hand from previous securities offerings, proceeds of future offerings of securities, and proceeds from the sale of non-core assets. Certain of our significant subsidiaries, including AXA France Assurances, AXA Financial, AXA UK Holdings, AXA Japan, AXA Asia Pacific Holdings, and AXA Germany, are also holding companies and are dependent on dividends from their own subsidiaries for funds to meet their obligations. In addition, certain of our principal insurance subsidiaries are subject to restrictions on the amount of dividends and debt repayments that can be paid to us and our affiliates. While we do not believe that these restrictions currently constitute a material limitation on our ability to meet our obligations or pay dividends on our shares, these restrictions may constitute a material limitation in the future.

OUR FRENCH GAAP RESULTS MAY DIFFER SIGNIFICANTLY FROM OUR U.S. GAAP RESULTS
The Company's primary financial statements are in French GAAP. For purposes of its listing on the NYSE, the Company reconciles its French GAAP annual financial results to U.S. GAAP each year. There are significant differences between French GAAP and U.S. GAAP which lead to different results under the two systems of accounting. Differences in the Company's French GAAP and U.S. GAAP results have become larger with the increase in financial market volatility over the past year. Currently, the most significant differences between the Company's French GAAP results and U.S. GAAP results arise due to differing rules with respect to impairments for "other-than-temporary" declines in the value of securities, valuation of deferred tax assets, valuation of holdings in mutual funds and the accounting for derivatives instruments and hedging activities. While we cannot predict with any certainty the extent to which the Company's French GAAP and U.S. GAAP results will differ in future years, we believe that differences are likely to continue given the different accounting principles that apply under the two systems.

OUR TRANSITION TO INTERNATIONAL ACCOUNTING STANDARDS
MAY AFFECT OUR OPERATING RESULTS
The basis on which we prepare our financial statements and report our operating results will be changed given that in June 2002, the Council of the European Union ("EU") adopted a regulation requiring listed companies in its Member States to prepare consolidated financial statements in accordance with International Financial Reporting Standards ("IFRS"), previously known as International Accounting Standards or ("IAS"). This new regulation will take effect on January 1, 2005. The impact of adopting IFRS is difficult to predict with any certainty at this time especially given that the International Accounting Standards Board ("IASB") has not yet finalized certain regulations including those with respect to accounting for financial instruments and accounting for certain types of insurance written by insurance companies; however, the adoption of IFRS may have a significant adverse impact on our level of reported earnings.

OUR ACQUISITIONS MAY DIVERT MANAGEMENT ATTENTION AND OTHER RESOURCES AND INVOLVE RISK OF UNDISCLOSED LIABILITIES
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

WE HAVE RETAINED CONTINGENT LIABILITIES FROM DISCONTINUED, DIVESTED AND RUN-OFF BUSINESSES AND HAVE INCURRED OTHER OFF-BALANCE SHEET LIABILITIES THAT MAY RESULT IN INCOME STATEMENT CHARGES
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

We also from time to time in the course of our business give guaranties and enter into derivative and other types of off-balance sheet transactions that could result in income statement charges. For additional information, see note 26, "Off Balance Sheet Commitments", to AXA's consolidated financial statements included in Item 18 of this annual report.

LITIGATION AND REGULATORY INVESTIGATIONS MAY ADVERSELY AFFECT OUR BUSINESS, RESULTS OF OPERATIONS AND FINANCIAL CONDITION
We face significant risks of litigation and regulatory investigations and actions in connection with our activities as an insurer, securities issuer, employer, investment advisor, investor and taxpayer. Lawsuits, including class actions and regulatory actions, may be difficult to assess or quantify, may seek recovery of very large and/or indeterminate amounts, including punitive and treble damages, and their existence and magnitude may remain unknown for substantial periods of time. A substantial legal liability or a significant regulatory action could have a material adverse effect on our business, results of operations and financial condition. For a discussion of current regulatory and litigation proceedings pending against the Group, please see Item 4 "Information on the Company--Additional factors which may affect AXA's business" and note 27 "Litigation" included in Item 18 of this annual report.

SIGNIFICANT SHAREHOLDERS OF AXA MAY HAVE INTERESTS CONFLICTING WITH YOUR INTERESTS
The Mutuelles AXA, three French mutual insurance companies, acting as a group, owned at February 28, 2003, directly and indirectly through Finaxa, a holding company they control, approximately 17.69% of the issued ordinary shares of AXA representing approximately 28.7% of the voting power. Most of the shares owned by the Mutuelles AXA have double voting rights pursuant to the provisions of AXA's statuts, see "Item 10 - Additional Information - Certain

Rights of AXA's shareholders - Voting Rights" in this annual report. The Mutuelles AXA are parties to agreements pursuant to which they have stated their intention to collectively exercise majority control over Finaxa. Given the long-term nature of their relationship with AXA, we cannot assure you that the interests of the Mutuelles AXA will not, from time to time, conflict with your interests as a shareholder. For example, even though the Mutuelles do not hold a majority of the total voting power in AXA, a decision by the Mutuelles AXA to decline or deter a future offer to acquire control of AXA, which other shareholders may find attractive, may prevent other shareholders from realizing a control premium for their AXA ordinary shares or ADRs. In addition, Finaxa has the right to terminate, under certain circumstances, or limit AXA's rights to use the AXA trademark, as described in "Item 3 -Finaxa may terminate the licensing to AXA of the AXA trademark which we consider to be important to the marketing of our products and services". The existence of this right of Finaxa may also deter potential acquirers from making an offer to acquire control of AXA. The Mutuelles AXA may decide to increase their interest in AXA or to sell all or a portion of the ordinary shares they own at some future date.

The Life & Savings business and the Property & Casualty business of the Mutuelles AXA and the Company's French insurance subsidiaries use similar distribution channels but are managed in such a way as to maintain the legal distinctions between their respective businesses. There are no agreements between the Mutuelles AXA and the Company's insurance subsidiaries that restrict in any way their ability to compete with one another. The Mutuelles AXA, which have no employees, use employees of the Company's French insurance subsidiaries. Most of the costs and expenses of operating the Life & Savings business and the Property & Casualty business in the Company's French insurance subsidiaries (other than commissions and personnel costs) are shared by the relevant Company subsidiaries and the Mutuelles AXA and allocated among them through Groupements d'Intérêt Economique or "GIEs". GIEs are partnerships that perform various common services for their members and allocate associated costs and expenses. These costs and expenses currently are allocated on the basis of actual use of the specific service, to the extent practicable. The manner of managing these insurance businesses or allocating these costs and expenses may change in the future in a way that may increase AXA's operating costs and adversely affect its results of operations.

FINAXA OWNS THE LICENSING TO AXA OF THE AXA TRADEMARK THAT WE CONSIDER TO BE IMPORTANT TO THE MARKETING OF OUR PRODUCTS AND SERVICES
Finaxa has a long-term, cooperative relationship with the Company and, at February 28, 2003, was the Company's largest single shareholder holding, directly and indirectly, ordinary shares representing approximately 28.7% of the Company's voting power. Among its other relationships with the Company, Finaxa owns and licenses to the Company the "AXA" name and trademark.

On May 21, 1996, the Company and Finaxa entered into a licensing agreement pursuant to which Finaxa has:

  granted us a non-exclusive license to use the AXA trademark in the jurisdictions in which we currently have operations and in any additional jurisdictions in which the AXA trademark is registered, and agreed not to grant licenses to use the AXA trademark to any other company or partnership unless (i) that company or partnership holds an ownership interest in Finaxa or (ii) Finaxa or AXA hold, directly or indirectly, an interest in that company or partnership.

The non-exclusive license grants us the right, subject to the prior written approval of Finaxa, to grant sublicenses to companies controlled, directly or indirectly, by us. Finaxa has no obligation to grant any such approval. Over the past several years, a number of our principal subsidiaries around the world have begun to use the AXA name pursuant to sublicenses granted by us. We are obligated to pay Finaxa pursuant to the licensing agreement an annual fee of €762,245 as well as 50% of any net royalties we receive from sublicensees. The non-exclusive license to us may be terminated at any time by either party, three months after delivery to the other party of a written notice of termination. Finaxa has, however, agreed not to exercise its right to terminate the license to us so long as Finaxa is our largest shareholder. Upon termination, we and our subsidiaries are required to cease using the AXA trademark and any sublicenses will immediately terminate. In the event that Finaxa ceases to be our single largest shareholder, Finaxa may decide at a future date to terminate the non-exclusive license of the AXA trademark to us or to seek to alter the terms upon which the license is granted in a way unfavorable to us. Our inability to use the AXA trademark or any adverse change to the terms of the license could have a negative impact on the marketing of our products and services and on our profitability.

JUDGMENTS OF U.S. COURTS MAY NOT BE ENFORCEABLE AGAINST US
Judgements of U.S. courts, including those predicated on the civil liability provisions of the Federal securities laws of the United States, may not be enforceable in French courts. As a result, our shareholders who obtain a judgement against us in the United States may not be able to require us to pay the amount of the judgement.

RISKS RELATED TO OWNERSHIP OF AXA ADSs OR ORDINARY SHARES

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

OUR ADS AND ORDINARY SHARE PRICE COULD BE VOLATILE AND COULD DROP UNEXPECTEDLY AND YOU MAY NOT BE ABLE TO SELL YOUR ADRs OR ORDINARY SHARES AT OR ABOVE THE PRICE YOU PAID
The price at which our ADSs and ordinary shares will trade may be influenced by a large number of factors, some of which will be specific to us and our operations and some of which will be related to the insurance industry and equity markets generally. As a result of these factors, you may not be able to resell your ADSs or ordinary shares at or above the price which you paid for them. In particular, the following factors, in addition to other risk factors described in this section, may have a significant impact on the market price of our ADSs or ordinary shares:

  Investor perception of our company, including actual or anticipated variations in our revenues or operating results;
  Announcement by us of intended acquisitions, disposals or financings or speculation about such acquisitions, disposals or financings;
  Changes in our dividend policy, which could result from changes in our cash flow and capital position;
  Sales of blocks of our shares by significant shareholders;
  A downgrade or rumored downgrade of our credit or financial strength ratings, including placement on credit watch;
  Potential litigation involving us or the insurance industry generally;
  Changes in financial estimates and recommendations by securities research analysts;
  Fluctuations in foreign exchange rates and interest rates;
  The performance of other companies in the insurance sector;
  Regulatory developments in the principal markets in which we operate;
  International political and economic conditions, including the effects of terrorist attacks, military operations and other developments stemming from such events and the uncertainty related to these developments; and
  General economic and market conditions.

Item 4: Information on the Company

INTRODUCTION

The Company is the holding company for AXA, a worldwide leader in financial protection and wealth management, with consolidated gross revenues of €74.7 billion for the period ending December 31, 2002 and total assets under management as at December 31, 2002 of €741.6 billion, including assets managed on behalf of third party clients of €375.6 billion. Based on available information at December 31, 2001, AXA was the French, European and world's largest insurance group based on gross operating profits and the world's sixth largest asset manager, at which time it had total assets under management of €910.0 billion.

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

(in euro millions, except percentages)

Consolidated gross premiums and net income
	Years ended December 31,
	2002		2001		2000 (a)

Consolidated gross premiums
and financial services revenues
Life & Savings (b)	48,586	65%	48,399	65%	45,997	58%
Property & Casualty	15,948	21%	15,896	21%	15,579	19%
International Insurance	5,762	8%	5,678	8%	3,651	5%
Asset Management	3,411	5%	3,730	5%	2,984	4%
Other Financial Services	1,020	1%	1,128	2%	11,760	15%

Consolidated gross premiums
and financial services revenues	74,727	100%	74,832	100%	79,971	100%

Net income
Life & Savings	1,063	88%	922	110%	1,802	78%
Property & Casualty	(19)	(2%)	52	6%	135	6%
International Insurance	(176)	(15%)	(386)	(46%)	97	4%
Asset Management	218	18%	153	18%	166	7%
Other Financial Services	119	10%	97	12%	121	5%

Net income from operating segments	1,206	100%	838	100%	2,321	100%

Holding companies	(257)		(318)		1,123

Net income	949		520		3,444

(a)	Pro-forma New French GAAP according to new French Regulations that became effective on January 1, 2001, as if New French GAAP had been applied since January 1, 2000. See notes 2 and 32 to the consolidated financial statements included elsewhere in the annual report for further information.
(b)	Gross premiums received from policyholders in respect of life & savings products which are classified as "universal life" or " investment contracts" (including separate account (unit-linked) products) for U.S. GAAP, are recorded as revenue under French GAAP. Under U.S. GAAP, such amounts received are recorded as deposits, and only the policy-related fees charged to the policyholders for costs of insurance, administration, investment management, etc, are recorded as revenue.

	2002	2001	2000

For the years ended December 31,
Net income per ordinary share (in euros) (a)
Basic	0.55	0.30	2.57
Diluted	0.55	0.32	2.44

At December 31,
Shareholders' equity (in euro millions)	23,711	24,780	24,322
Average share price (in euros)	17.8	30.3	37.9
Share price as at December 31 (in euros)	12.8	23.5	38.5

(a)	The per ordinary share price data in the table for 2000 have been restated to take account of the 4-for-1 stock split approved by AXA shareholders at the annual general meeting of the shareholders held on May 9, 2001.

(in euro millions)

AXA’s Total Assets Under Management
	At December 31,
	2002	2001	2000 (a)

AXA (general account assets)	275,531	287,728	305,546
Separate account (unit-linked) assets	90,458	115,723	117,261

Sub-total	365,989	403,451	422,807

Managed on behalf of third parties	375,567	506,546	471,674

TOTAL	741,556	909,997	894,481

(a)	Restated in respect of "AXA" only due to changes in presentation in accordance with new French Regulations effective January 1, 2001.

For additional information on AXA's business segments, see "Item 5 - Operating and Financial Review and Prospects - Operating Results by Segment" and note 31 "Segment Information" to the consolidated financial statements included in Item 18 of this annual report.

AXA’S VISION AND STRATEGY

AXA aims to be the world leader in financial protection and wealth management.

AXA seeks to protect its clients against a variety of risks and to help them build wealth over their lifetime. It does so by providing insurance, reinsurance, investment management, financial advice and related financial services. AXA is a global company and offers its services in the world's major developed markets. It is also present in a number of other markets where sizeable businesses can be developed ethically and profitably.

AXA capitalizes on its core strengths: over 50 million clients worldwide; a 44,000-strong captive distribution force; a global brand; unique product skills in areas as diverse as insurance underwriting, long-term investments, and financial advice, all on a scale that enables AXA to leverage best practices and operations platforms across the group. In realizing its vision, AXA strives to fulfill the needs of its three principal stakeholders:

  Clients: AXA addresses the needs of individual clients, as well as the needs of small to medium-sized companies, either directly or through proprietary and third party distribution channels. AXA also serves institutional and large corporate clients by leveraging strong market positions and generating synergies with other lines of business. AXA answers the needs of these clients by offering "best-in-class" advice, products and service.
  Shareholders: AXA aims to provide its shareholders with attractive total returns, derived from steady growth in earnings per share and embedded value under normal market conditions. AXA is also developing strong corporate governance policies and transparency in order to build long-term confidence with its shareholders.
  Employees and sales associates: AXA values professionalism, innovation, pragmatism, team spirit and integrity. By promoting these values, AXA strives to attract, develop and reward talent in its core activities so as to be a leader in each local market in terms of compensation, training, coaching and mobility, as well as one of the most attractive companies to work for in the global financial services industry.

To achieve its vision, AXA has identified two primary business objectives:

1.	a more focused geographical presence aimed at "Regional leadership or exit", a strategy that focuses on either (i) becoming the reference company and attaining a leading position in the regional markets in which it operates, notably through opportunistic acquisitions centered on western Europe, the United States and selected Asian markets; or (ii) exiting the region if AXA believes it cannot attain a sizeable market penetration without undue cost and effort; and
2.	continued focus on operational efficiency over the next three years, as set out below:
Improved offering to clients: financial advice, backed by an enlarged product and service offering including third-party "best-of-breed" products; higher service quality and client satisfaction; more focus on "mass affluent" clients, supported by effective Customer Relationship Management tools and processes;
Improved distribution capability: continued training and resources for AXA's captive distribution forces; the expansion of third-party distribution channels; the implementation of "open architecture" distribution (whereby AXA sells its own products plus the products of third parties, and vice versa) whenever it is a source of competitive advantage; and
Improved economic efficiency: group-wide optimization and standardization of core processes such as underwriting and claims handling; consolidation and leveraging of group-wide resources such as developments in information technology, global procurement, resources and platforms.

HISTORY AND DEVELOPMENT

AXA is a French société anonyme à directoire et conseil de surveillance (a form of limited liability company) with a Management Board and a Supervisory Board. The Company's headquarters are located at 25 Avenue Matignon, 75008 Paris, France and its telephone number is (331) 40 75 57 00. For information on AXA's principal trading markets for its ordinary shares and ADSs, see "Item 9 - The Offer and Listing" included elsewhere in this annual report. The founding predecessor of AXA was organized under the laws of France in 1852. The Company's corporate existence will continue, subject to dissolution or prolongation until December 31, 2059.

SIGNIFICANT ACQUISITIONS

AXA originated from several French regional mutual insurance companies, known collectively as "les Mutuelles Unies" and has expanded its operations worldwide over the last several years through the following principal acquisitions:

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
  In 1992, AXA took control of the Equitable Companies Incorporated in the United States following the demutual-ization of Equitable Life. In 1999, the Equitable Companies Incorporated adopted the name AXA Financial, Inc. ("AXA Financial").
  In 1995, AXA obtained a majority ownership interest in National Mutual Holdings, following the demutualization of National Mutual Life with operations in Australia, New Zealand and Hong Kong. In 1999, National Mutual Holdings changed its name to AXA Asia Pacific Holdings Ltd.
  In 1997, AXA merged with Compagnie UAP. This transaction enabled AXA to significantly increase its size and reinforce its strategic positions, especially in Europe.
  In 1998, AXA purchased the minority interests of AXA Royale Belge in Belgium.
  In 1999, AXA acquired Guardian Royal Exchange in Great Britain through its subsidiary Sun Life & Provincial Holdings ("SLPH"). The Guardian Royal Exchange acquisition allowed AXA to further establish its positions in both the United Kingdom and Germany.
  In 2000, AXA (i) acquired a majority ownership interest in Nippon Dantai Life Insurance Company in Japan, (ii) acquired the remaining minority interests in its operations in SLPH (subsequently renamed AXA UK Holdings), AXA China Region in Hong Kong (through AXA Asia Pacific Holdings) and AXA Financial, Inc. in the United States, and (iii) acquired the U.S. asset management company Sanford C. Bernstein, through Alliance Capital (a subsidiary of AXA Financial).

For information relating to the ownership structure of the Group, see "Item 7 - Major Shareholders and Related Party Transactions", included elsewhere in this annual report.

A summary of the amounts invested in significant transactions is provided below.

(in euro billions)

Amounts invested in significant acquisitions	2002	2001	2000

North America
AXA Financial, Inc	-	-	11.3
Sanford C. Bernstein Inc.	-	-	4.0

Asia Pacific
Nippon Dantai	-	-	2.0
AXA China Region	-	-	0.5

Europe
Sun Life & Provincial Holdings
(subsequently renamed AXA UK Holdings)	-	-	3.7

TOTAL	–	–	21.5

SIGNIFICANT DIVESTITURES

Since 2000, AXA has divested certain operations as part of its strategy to focus on its core businesses and markets. The principal divestitures during this period are summarized below.

  In 2000, the Company, AXA Financial and certain of its affiliates sold their 71% equity interest in Donaldson, Lufkin
  & Jenrette to Credit Suisse Group.
  In 2001, AXA completed the sale of Banque Worms to Deutsche Bank. Under the terms of the sale agreement, AXA retained certain assets including those relating to discontinued business activities and a majority of its securities portfolio, as well as provided certain guarantees on potential non-performing loans.

For further details on significant transactions undertaken by AXA see note 4, "Business Combinations", and note 20, "Net Investment Result", in the consolidated financial statements, included in Item 18 of this annual report.

AXA GROUP:

SIMPLIFIED ORGANIZATION CHART AS AT DECEMBER 31, 2002

Set forth below is a simplified organization chart of AXA as at December 31, 2002. For additional information, please see note 3 "Principal Subsidiaries and Companies accounted for under the equity method" to the consolidated financial statements.

Please note that the percentage on the left represents the economic interest and the percentage on the right represents the percentage of control.

RATINGS

The Company and certain of its insurance subsidiaries are rated by recognized rating agencies. The significance of individual ratings varies from agency to agency. In the opinion of the rating agencies, companies assigned ratings at the top end of the range have a stronger capacity to repay debt and make payment on claims compared to companies assigned ratings at the lower end of the range.

Insurance rating agencies focus on the financial strength of the relevant insurance company and its capacity to meet the obligations arising on insurance policies. Certain of these agencies and their respective insurance rating scales are set out below.

Rating Agency	Highest Rating	Lowest Rating

Standard & Poor's Corp. ("Standard & Poor's")	AAA	R
	("extremely strong")	("regulatory action")
Moody's Investor Services ("Moody's")	Aaa	C
	("extremely strong")	("lowest")
Fitch, Inc. ("Fitch")	AAA	D
	("extremely strong")	("order of liquidation")

Debt ratings focus on the likelihood that the company will make timely payments of principal and interest. The rating scales for the agencies above are set out below.

Rating Agency	Highest Rating	Lowest Rating

Standard & Poor's	AAA	D
	("extremely strong")	("default")
Moody's	Aaa	C
	("best")	("lowest")
Fitch	AAA	D
	("highest")	("default")

The commercial paper rating scales for the agencies above are as follows:

Rating Agency	Highest Rating	Lowest Rating

Standard & Poor's	A-1	D
	("extremely strong")	("default")
Moody's	Prime-1 or P-1	Not Prime
	("superior")	("Not Prime")
Fitch		D
	("highest")	("default")

The relevant ratings for the Company and its principal insurance subsidiaries are as follows:

2002
	Agency		Rating

Insurer Financial Strength Ratings
The Company's principal insurance subsidiaries	Standard & Poor's		AA-
	Moody's		Aa3
	Fitch		AA

Ratings of the Company’s Long Term and Short Term Debt
Senior Debt	Standard & Poor's		A
	Moody's		A2
	Fitch		A+
Long Term Subordinated Debt	Standard & Poor's		BBB+
	Moody's		A3
	Fitch		A- (non dated)
A (dated)
Short Term Debt (Commercial Paper)	Standard & Poor's		A-1
	Moody's		P-1
Fitch

The ratings set forth above may be subject to revision or withdrawal at any time by the assigning rating organization. None of these ratings are an indication of the historic or potential performance of the Company's ordinary shares, ADSs, ADRs or debt securities and should not be relied upon with respect to making an investment in any of these securities. The Company accepts no responsibility for the accuracy or reliability of the ratings.

BUSINESS OVERVIEW

The table below presents AXA's consolidated gross revenues by segment for each of its major geographic markets for the years indicated.

Breakdown of AXA's gross premiums and financial services revenues
	Years ended December, 31
	2002		2001		2000
	Segment	Market	Segment	Market	Segment	Market
	contribution	contribution	contribution	contribution	contribution	contribution
	(%)	to total	(%)	to total	(%)	to total
		segment (%)		segment (%)		segment (%)

Total gross premiums and financial services revenues (in euro millions)	74,727		74,832			79,971

Life & Savings	65%		65%		58%
France		21%		23%		27%
United States		26%		24%		27%
United Kingdom		17%		19%		17%
Japan		13%		11%		7%
Germany		6%		6%		6%
Belgium		3%		3%		2%
Other		12%		13%		12%

Property & Casualty	21%		21%		19%
France		27%		26%		26%
Germany		18%		20%		20%
United Kingdom		17%		16%		17%
Belgium		9%		8%		8%
Other		29%		30%		29%

International Insurance	8%		8%		5%
AXA Corporate Solutions		93%		93%		90%
AXA Assistance		7%		7%		9%
Other		1%		0%		1%

Asset Management	5%		5%		4%
Alliance Capital		81%		86%		86%
AXA Investment Managers		19%		13%		13%
National Mutual Funds
Management (a)		-		1%		1%

Other Financial Services	1%		2%		15%
Donaldson, Lufkin & Jenrette
(sold in 2000)		-		-		91%
French banks		13%		17%		2%
German banks		12%		9%		1%
AXA Bank Belgium		70%		68%		6%
Other financial services
and real estate companies		5%		7%		0%

(a)	In 2001, AXA Asia Pacific Holdings (the parent company of National Mutual Funds Management) and Alliance Capital Management entered into an asset management joint venture agreement. The activities of National Mutual Funds Management that were not part of the joint venture agreement are closely aligned to those reported in the Australia / New Zealand life operations of the Life & Savings Segment, and hence reclassification to this segment was made effective January 1, 2002. Due to the immaterial impact on the AXA Group accounts, prior period results have not been restated to reflect this change in classification.

SEGMENT INFORMATION

LIFE & SAVINGS SEGMENT

AXA's Life & Savings Segment offers a broad range of life insurance products including retirement products as well as health insurance products for both individuals and corporate clients, with an emphasis on savings-related products including separate account (unit-linked) products. The Life & Savings Segment accounted for €48.6 billion or 65% of AXA's consolidated gross premiums and financial services revenues for the year ended December 31, 2002 (2001: € 48.4 billion or 65%, respectively).

The table below summarizes AXA's Life & Savings gross premiums and gross insurance liabilities by geographic region for the periods and as at the dates indicated.

(in euro millions, except percentages)

	Gross premiums and financial services revenues
		Years ended December 31,			Gross insurance liabilities
		2002	2001	2000	at December 31, 2002

France	21%	10,423	10,997	12,528	79,545
United States	26%	12,726	11,642	12,483	72,821
Japan	13%	6,428	5,475	3,353	28,253
United Kingdom	17%	8,362	9,086	7,939	61,394
Germany	6%	3,140	2,997	2,912	27,580
Belgium	3%	1,629	1,686	1,099	11,166
Others	12%	5,877	6,517	5,682	27,168

TOTAL	100%	48,586	48,399	45,997	307,927

Represented by:
Gross written premiums	-	48,048	47,913	45,560	-
Others revenues (a)	-	539	486	436	-

(a)	Includes revenues from other activities (commissions and related fees associated with the management of AXA's general account assets and mutual funds sales).

Market

2002 was similar to 2001 in that the life & savings markets in which AXA operates were adversely affected by the continued decrease in the global stock markets. Consequently, consumer demand for unit-linked products was mediocre and consumers were encouraged to be more cautious in relation to their investment decisions. As a result, consumers returned to more traditional financial protection products, such as products with some form of guarantees. Despite the continued decrease in global stock markets, the long-term view is of increasing demand for insurance products. In Europe, the post-World War II "baby boom" generation is creating an ageing population and, as a result, more countries are reducing the level of state funded welfare systems. This trend has led to an increase in retirement and other savings-oriented product advice and services in respect of financial, tax and estate planning.

In each of its principal markets, AXA operates through well-established life insurance companies. AXA's principal life insurance subsidiaries are set out below.

France:	AXA France Vie (a result of a merger in 2002 between AXA Assurances Vie and AXA Conseil Vie) and AXA France Collectives
United States:	The Equitable Life Assurance Society of the United States and its insurance and distribution subsidiaries and affiliates
United Kingdom:	AXA Sun Life plc
Japan:	AXA Insurance Co. and AXA Group Life Insurance Co.
Germany:	AXA Leben Versicherung AG
Belgium:	AXA Belgium SA

Commentary on the 2002 market conditions in the geographical markets in which AXA operates is provided in "Item 5 - Operating and Financial Review and Prospects - Market Conditions in Year 2002".

The table below presents the life insurance markets in which AXA operates ranked by worldwide gross premiums in 2001, along with AXA's ranking (by market share).

Based on worldwide gross life insurance premiums in 2001

	Country Statistics (a)		AXA (b)
Countries	Ranking	% premiums	Ranking	Market
		written		share

United States	1	31%	6	6% (c)
Japan	2	25%	12	3%
United Kingdom	3	11%	7 (d)	6%
France	4	5%	3	11%
Germany	5	4%	6	4%
Belgium	17	1%	3	13%

(a)	Source: Swiss Re Sigma report 6/2002 "World insurance in 2001", measured in U.S. dollars.
(b)	In general, based on 2001 market data for each specific country or an estimate for 2002.
(c)	Relates to the variable annuity products.
(d)	Based on annualized new business premium equivalent (regular premium plus one-tenth of new business single premium).

Other Life & Savings Operations

In addition to the principal markets discussed above, AXA offers life, health and retirement products in other countries in Europe (Netherlands, Luxembourg, Italy, Spain, Portugal, Austria, Hungary, Switzerland and Turkey), Morocco, Canada, Australia, New Zealand, Hong Kong, Singapore, and China, as well as other countries in South America, Africa, the Middle East and the Asia Pacific region. The products offered in these markets are offered through various distribution channels, including general agents, salaried sales forces, bank networks, financial advisors and brokers.

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

The principal competitive factors affecting the Life & Savings Segment's business include:

  price,
  ratings for an insurer's financial strength and claims paying ability (at March 31, 2003, the principal entities in the Life & Savings Segment were rated AA by Fitch IBCA, AA- by Standard & Poor's and Aa3 by Moody's)
  size, strength and quality of the distribution platform,
  range of product lines and product quality,
  quality of service,
  investment management performance,
  historical levels of bonuses with respect to participating contracts, reputation, visibility and recognition of brand, and
  changes in regulations that may affect the policy charging structure relating to commission and administrative charges.

Products

AXA's Life & Savings products include a broad range of life, health, retirement and savings-related products marketed to both individuals and corporate clients, the latter in the form of group contracts. The life and savings-related products offered by AXA's operations include : term life, whole life, universal life, mortgage endowment, deferred annuities, immediate annuities, variable life and other investment-based products. The health products offered include critical illness and permanent health insurance products. The nature of the products offered by AXA varies from market to market.

The table below presents consolidated gross written premiums (after intersegment elimination) and gross insurance liabilities by major product for the periods and as at the dates indicated for AXA's Life & Savings Segment.

(in euro millions, except percentages)

Life & Savings Segment
	Gross premiums and financial services revenues
	Years ended December 31,				Gross insurance liabilities
		2002	2001	2000	at December 31, 2002

Individual	50%	24,136	22,426	23,332	171,319
Group	11%	5,298	4,083	3,313	35,000

Retirement/annuity/investment
contracts	61%	29,435	26,509	26,645	206,320
Life contracts (including
endowment contracts)	22%	10,481	13,407	12,006	77,533
Health contracts	13%	6,067	5,474	4,244	9,696
Other	4%	2,065	2,522	2,664	14,379

TOTAL	100%	48,048	47,913	45,560	307,927

Total includes:
Separate account (unit-linked)
contracts	30%	14,344	16,767	19,612	90,011
UK "with-profit" business	7%	3,128	3,443	2,384	30,745

Certain of AXA's life & savings products provide features which enable the policyholders to participate in the excess of assets over the liabilities (the surplus) of the life company issuing the contract through an interest or bonus crediting rate. AXA offers participating contracts in all of its principal life & savings operations. The policyholder may participate in the investment return and/or in part of the operating profits earned by the life insurance company. The nature and extent of participation by the policyholder varies from country to country. Therefore, such participations, including policyholder participations on UK with-profit business (explained below), are treated as dividends that may either increase the present value of future policy benefits or be paid in cash to the policyholder in the year the bonus is credited.

UK “with-profit” business

Specific to the United Kingdom, the participating contract, also known as the "with-profit" contract, is offered by many life insurance companies in the United Kingdom, including AXA Sun Life. For "with-profit" contracts, policyholders' premiums are paid into a life insurance company's participating ("with-profit") fund, which is part of a company's long-term insurance business fund. In the participating ("with-profit") fund, the premiums are invested in a range of assets, including fixed maturity and equity securities, real estate and loans. The participating ("with-profit") policyholders are entitled to receive a share of the profits arising from these investments. The policyholders' share of the profits, referred to as bonuses, include both regular bonuses and terminal bonuses. These bonuses are either paid on or credited to "with-profit" contracts held in the fund as recommended by the company's actuary and approved by its board of directors. The regular bonuses are designed to provide a return to the policyholder through a periodic increase in benefits and are credited to the policyholder at regular intervals. Regular bonuses represent a partially smoothed return of investment income, but do not reflect the return earned by the insurance company in any one period. Once credited, regular bonuses are guaranteed to be paid at maturity, death or as otherwise specified in the policy. Terminal bonuses, which are not guaranteed in advance of payment, are designed to provide policyholders with their share of total investment performance (including investment income and realized and unrealized investment gains or losses) and other experience of the participating ("with-profit") fund (including expenses, mortality experience and income taxes). Terminal bonuses can represent a significant portion of the total amount paid at maturity (often exceeding 50%) or upon surrender prior to maturity. The amount of regular and terminal bonus to be paid is determined at the discretion of management.

Following policyholder and court approvals, in 2001 AXA Equity & Law underwent a financial reorganization whereby the life insurance funds were transferred to AXA Sun Life and fundamentally restructured. A portion of the assets that accumulated over the years (which we refer to in this annual report as the "inherited estate") were attributed to AXA as the shareholder, less a portion allocated to the "with-profit" policyholders in the form of a reorganization bonus, based on the number of eligible policyholders that elected in favor of this plan. For further information on the financial reorganization, please refer to note 4 "Business Combinations" to the consolidated financial statements included in Item 18 in this annual report.

Variable life and annuity products

Variable life and variable annuity product benefits may be linked to investments supporting such contracts, referred to in this annual report as "separate account (unit-linked) contracts" or "unit-linked contracts". In general, the investment risk (and reward) is transferred to the policyholder while the life company earns fee income from managing the separate account assets. However, there may be certain types of variable products that offer guarantees, such as guarantees of minimum income benefits or minimum death benefits.

Over the past few years, AXA's life & savings operations have experienced significant growth in savings-related unit-linked products. This growth has been notable in Europe and in the Asia Pacific region, and is attributable to (i) an increase in consumer awareness of such products, (ii) government initiatives to move away from state funded pensions to private funded pensions, and (iii) favorable financial market performance up to 2000. A similar trend also existed in the U.S. life & savings operations. However, due to a significant shift in product mix, as a result of deterioration in the global financial market performance since 2001, gross premiums on such business have decreased from €19.6 billion in 2000 to €14.3 billion in 2002. However, AXA believes it should experience growth in this product area again once financial markets recover and demonstrate sustainable performance.

Distribution

AXA distributes its life & savings products through a number of channels that vary from country to country, in particular through exclusive agents, independent brokers, salaried sales forces, direct marketing (including internet sales) and specialized networks (including banks and other financial services providers). In Europe, the same distribution channels are used by AXA's life & savings operations and its property & casualty insurance operations.

The distribution channels used by AXA's principal life & savings operations, based on consolidated gross premiums from new business for the year ended December 31, 2002, are presented below.

Based on gross premiums	Agents and	Intermediaries,	Other networks, including
from new business in 2002:	direct sales force	independent advisers	direct marketing,
		& brokers	corporate partnerships
			and bank networks

France (a)	69%	22%	9%
United States	45%	55%	-
Japan (b)	-	30%	70%
United Kingdom	5%	87%	8%
Germany	51%	37%	12%
Belgium (c)	2%	28%	70%

(a)	Based on total gross written premiums, the distribution channels used in France were 54% for the "Agents and direct sales force", 38% for the "Intermediaries, independent advisers & brokers" and 8% for "Others" (2001: 58%, 34% and 8%, respectively).
(b)	Approximately 70% of the products are distributed through affinity groups, which include the Chamber of Commerce and Industry and corporate direct sales (to individuals).
(c)	During 2002, several brokers in Belgium became bancassurance distributors and consequently have been reclassified from "Agents and direct sales force" to "Other networks, including direct marketing / corporate partnerships and bank networks".

Surrenders and Lapses

For most life and retirement type products, costs in the first year are higher than costs in subsequent years due to first year commissions and the costs of underwriting and issuing a contract. Consequently, the rate of policies remaining in-force and not lapsing, also known as the "persistency rate", plays an important role in profitability. The majority of individual retirement products and individual life & savings products issued by AXA may be surrendered for a cash surrender value. Most of the individual life and retirement products issued by AXA have front-end charges (or subscription fees), which are assessed at the inception date of the contract and/or surrender charges (charges assessed in the case of early surrender). Both front-end charges and surrender charges are intended to offset a portion of the acquisition costs.

Total surrenders and lapses for 2002 and the ratio of surrenders and lapses to average gross insurance reserves for the periods indicated are presented below.

Years ended December 31,

	2002	2002	2001	2000
	Total surrenders & lapses		Surrenders & lapses ratio

	(in euro millions)%		%	%

French operations	4,989	6.6%	6.8%	7.4%
US operations (b)
Individual life	1,042	4.0%	3.8%	3.8%
Individual retirement	4,408	9.8%	9.0%	9.7%
Japan (a)	2,707	9.5%	13.6%	5.6%
UK operations (b)	4,097	7.6%	7.0%	6.0%
German operations	309	1.2%	1.3%	1.5%
Belgian operations	637	6.4%	5.5%	7.0%

(a)	AXA Insurance Co. and AXA Group Life Insurance Co. (formerly known as Nichidan Life) includes the former operations of Nippon Dantai that were acquired in March 2000. Given that these operations have a September 30 year-end, only six-months of results were reported in 2000 as compared to a full year in 2001 and 2002.
(b)	Amounts reported for the US and UK life operations exclude lapses and, for US operations, excludes institutional separate accounts.

PROPERTY & CASUALTY SEGMENT

AXA's Property & Casualty Segment offers a range of personal and commercial insurance products. The Property & Casualty Segment accounted for approximately 15.9 billion, or 21% of AXA's consolidated gross premiums and financial services revenues for the year ended December 31, 2002 and 2001.

The table below summarizes AXA's consolidated gross premiums and financial services revenues (after intersegment eliminations) and claims reserves for the Property & Casualty Segment for the periods and as at the dates indicated.

(in euro millions, except percentages)

Property & Casualty Segment
	Gross premiums and financial services revenues
	Years ended December 31,					Gross insurance liabilities
		2002		2001	2000	at December 31, 2002

France	27%		4,383	4,171	4,001	8,859
Germany	18%		2,843	3,142	3,085	5,966
United Kingdom	17%		2,749	2,480	2,683	4,452
Belgium	9%		1,395	1,323	1,297	4,967
Others	29%		4,577	4,780	4,513	7,367

TOTAL	100%		15,948	15,896	15,579	31,612

Represented by:
Gross written premiums	-		15,936	15,894	15,579	-
Other revenues	-		12	2	-	-

For the ten-year loss development of the property & casualty claims reserves, see "- Property and Casualty Claims Reserves" included elsewhere in this section of the annual report.

Market

In 2002, the property & casualty market continued to grow with increases in premium rates that allowed companies to partly compensate (i) the unfavorable effects of further claims deterioration from numerous and significant climatic events, such as floods, mainly in France, Central Europe, the United Kingdom and Italy, and (ii) the increased cost of reinsurance following the impact of the U.S. terrorist attacks on September 11, 2001.

In each of its principal markets, AXA operates through well-established property & casualty insurance companies. AXA's principal property & casualty insurance subsidiaries are set out below:

France: AXA France IARD (a result of a merger in 2002 between AXA Assurances IARD, AXA Courtage IARD and AXA Conseil IARD) and Direct Assurance IARD

United Kingdom: AXA Insurance Plc

Germany: AXA Versicherung AG

Belgium: AXA Belgium SA

Commentary on the 2002 market conditions in the geographical markets in which AXA operates is provided in "Item 5 - Operating and Financial Review and Prospects - Market Conditions in Year 2002".

The table below presents the property & casualty markets in which AXA operates ranked by worldwide gross premiums in 2001, along with AXA's ranking (by market share).

Based on worldwide gross written premiums in 2001
	Country Statistics (a)		AXA (b)
Countries	Ranking	% premiums	Ranking	Market
		written		share

Germany	3	7%	3	5% (c)
United Kingdom	4	7%	4	4% (d)
France	5	4%	1	15%
Belgium	15	1%	1	18%

(a)	Source: Swiss Re Sigma report 6/2002 "World insurance in 2001", measured in U.S. dollars.
(b)	In general based on 2001 market data for each specific country or an estimate for 2002.
(c)	Based on 2001 gross property & casualty premiums written in Germany, AXA is ranked as follows: second in liability insurance (8.4% market share), seventh in homeowners' insurance (4.9% market share), fourth in motor (automobile) insurance (4.5% market share).
(d)	The UK product lines in 2001, based on gross earned premiums, were ranked as follows: fourth in personal motor (automobile) insurance (5.2% market share), fifth in homeowners/domestic property insurance (4.1% market share), fifth in commercial vehicle (4.5% market share) and third in total commercial property (8.3% market share).

Other Property & Casualty Operations

In addition to the principal markets discussed above, AXA offers personal and commercial property & casualty insurance products in the following countries: Italy, Ireland, Spain, Netherlands, Portugal, Luxembourg, Switzerland, Austria, Hungary, Canada, Morocco, Turkey, Japan, Singapore, and Hong Kong, as well as other countries in South America, the Middle East, Africa and the Asia Pacific region. The products offered in these markets are offered through various distribution channels, including brokers and direct sales force.

Competition

The nature and level of competition varies among the countries in which AXA operates. Overall, the property & casualty insurance industry in each of AXA's principal markets is highly competitive, with surplus underwriting capacity leading to low premium rates. The principal competitive factors are as follows:

  price,
  range of product lines and product quality,
  quality of service,
  distribution network,
  brand recognition,
  changes in regulations, which may affect premium rates charged or claims settlement costs paid, and ratings for financial strength and claims-paying ability.

In France, Germany and Belgium, markets are fragmented with hundreds of insurers competing for business. In the United Kingdom, industry-wide consolidation across the sector has affected both major insurance companies and brokers, resulting in increased concentration among the top few players in recent years.

Products

AXA's property & casualty insurance operations offer a broad range of products including automobile, homeowners/household, property and general liability insurance for both personal and commercial customers, the latter specifically focusing on small to medium-sized companies.

The table below presents gross written premiums and gross insurance liabilities by major product for the periods and as at the dates indicated.

(in euro millions, except percentages)

Property & CasualtySegment
		Gross written premiums
		Years ended December 31,				Insurance reserves
		2002		2001	2000	at December 31, 2002

Personal line
Motor (automobile)	36%		5,686	5,880	5,939	10,577
Homeowners/household	14%		2,273	2,330	2,223	2,096
Other	10%		1,548	1,514	1,135	3,145
Commercial line
Motor (automobile)	8%		1,252	1,231	1,121	1,412
Property damage	13%		2,078	1,896	1,695	2,244
Liability	7%		1,111	1,058	1,238	4,588
Other	7%		1,179	1,162	1,704	4,960
Other	5%		808	823	524	2,590

TOTAL	100%		15,936	15,894	15,579	31,612

Distribution

AXA distributes its property & casualty insurance products through a number of channels that vary from country to country. In Europe, the same distribution channels are used by both AXA's life & savings operations and property & casualty operations. The distribution channels used by AXA's property & casualty operations, based on gross written premiums for the year ended December 31, 2002 are presented below.

Based on gross written premiums in 2002
	General agents	Intermediaries,	Direct sales	Other networks,
		independent advisers	and marketing	including corporate
		& brokers		partnerships and
				bank networks

France	70%	25%	4%	1%
Germany	46%	37%	3%	14%
United Kingdom	-	63%	19%	18%
Belgium	-	79%	1%	20%

Ceded Reinsurance

AXA's property & casualty insurance operations use various types of reinsurance, primarily to limit their maximum exposure to catastrophic events, environmental pollution risks and certain other types of risks. Certain insurance exposures are ceded internally to AXA Cessions (included within the International Insurance Segment), which organizes external reinsurance programs. Total gross premiums ceded by the property & casualty operations to third party reinsurers in 2002 was €1,146 million (2001: €1,178 million).

INTERNATIONAL INSURANCE SEGMENT

AXA's International Insurance Segment business is primarily conducted by AXA Corporate Solutions, which includes both reinsurance activities and large risks insurance. With effect from November 15, 2002, the parent company changed its name back to "AXA RE" while its large risk insurance subsidiary retained its name (AXA Corporate Solutions Assurance). This change will be reflected in future publications.

The business operations of AXA Corporation Solutions are described below.

AXA Corporate Solutions - the reinsurance business is focussed principally on property and catastrophe business as well as some other profitable niches. Such business is underwritten in Paris, the United Kingdom, Canada, and Singapore. In January 2003,
AXA announced that it would (i) cease underwriting and renewing contracts on life and non-life reinsurance businesses through its U.S. subsidiaries, and (ii) cease U.S. financial guarantee reinsurance underwriting activities carried by AXA Re Finance.
A separate service company called AXA Liabilities Managers was created to manage the discontinued insurance business, that is, business in "run-off". Previously, these operations were managed within the AXA Corporate Solutions Reinsurance operations in France and the United Kingdom.
AXA Corporate Solutions - the large risk insurance business focuses its activity on large risk property & casualty lines insurance business for large corporate clients in Europe, as well as in the marine and aviation lines for all clients on a worldwide basis.

The International Insurance Segment accounted for €5.8 billion, or 8% of AXA's consolidated gross premiums and financial services revenues for the year ended December 31, 2002 (2001: €5.7 billion or 8%, respectively).

The table below summarizes AXA's consolidated gross premiums and financial services revenues and gross insurance liabilities for the International Insurance Segment, for the periods and at the dates indicated.

(in euro millions, except percentages)

INTERNATIONAL INSURANCE SEGMENT
	Gross premiums and financial services revenues
	Years ended December 31,					Gross insurance liabilities
		2002		2001	2000	at December 31, 2002

Insurance	31%		1,762	1,698	1,097	5,473
Reinsurance
(including AXA Cessions)	62%		3,573	3,590	2,200	6,668
AXA Corporate Solutions	93%		5,335	5,288	3,297	12,141
AXA Assistance	7%		397	381	328	142
Other international activities	1%		30	9	26	1,360

TOTAL	100%		5,762	5,678	3,651	13,644

Represented by:
Gross written premiums	-		5,740	5,664	3,649	-
Other revenues	-		22	14	1	-

For the ten-year loss development of AXA's international insurance claims reserves, see "Property and Casualty Claims Reserves" included elsewhere in this section of the annual report.

Market and competition

In the worldwide reinsurance market in 2002, operating conditions were increasingly challenging as a result of (i) the exceptional claims experience in 2001 resulting from the U.S. terrorist attacks on September 11, 2001 and (ii) the continued deterioration in world financial markets. As a result, many competitors took action in order to increase profitability and solvency by increasing premiums, increasing the amount of the deductible paid by the cedant, and tightening of underwriting policies. These conditions are expected to persist in 2003.

In 2002, the large-risks insurance market has experienced a similar effect to that of the reinsurance market, with a number of large claims (specifically in property and aviation business), and the unfavourable performance of financial markets. As in 2001, 2002 was characterised by (i) an increasing demand for risk management and financial analysis, (ii) a demand for risk transfer products, and (iii) a global concentration of suppliers (predominantly global insurance brokers and international insurance groups). The market conditions are expected to tighten significantly in 2003, especially in the general liability product area where legal instability remains high in some countries.

Following the events of September 11, 2001, there has been greater uncertainty in the worldwide insurance and reinsurance markets in respect of commercial line property and casualty insurance coverage. In particular, the extent to which future acts of terrorism will or will not be covered. Many reinsurers have stated that they do no intend to provide coverage for such risks in future periods.

Products

AXA Corporate Solutions - reinsurance activity (AXA RE). These operations have a geographically diverse reinsurance portfolio, including the following classes of business: property damage (including catastrophe exposure), third party liability, marine, financial risk and life insurance. The reinsurance operations are oriented towards non-proportional rather than proportional reinsurance treaties especially for catastrophe risks, as well as new sophisticated products (such as weather derivatives).

AXA Corporate Solutions - insurance activity. These operations underwrite large insurance risks for large national and international corporations. The products cover property & casualty, third party liability; marine, aviation and transport; construction risk; financial risk; and directors and officers liability. AXA Corporate Solutions Insurance also offers loss-prevention and risk management services.

AXA Cessions. AXA's property & casualty subsidiaries reinsure a large portion of their business internally through AXA Cessions. AXA Cessions coordinates retrocession with external reinsurers to reduce the loss exposures of each subsidiary and of AXA as a whole.

AXA Assistance. AXA provides assistance services primarily through AXA Assistance. The services include medical aid for travelers and automobile-related road assistance. The clients include insurance companies, credit card companies, tour operators and automobile manufacturers.

The table below presents the International Insurance Segment's gross written premiums and gross insurance liabilities by major product for the periods and as at the dates indicated.

(in euro millions, except percentages)

International Insurance
	Gross written premiums					Gross Insurance
	Years ended December 31,					liabilities
		2002		2001	2000	at December 31, 2002

Property damage	50%		2,852	2,945	1,589	5,025
Automobile, marine,
aviation	22%		1,235	836	738	4,095
Casualty / civil liability	12%		689	470	473	3,272
Assistance	7%		397	381	328	142
Other	10%		566	1,032	522	1,109

TOTAL	100%		5,740	5,664	3,651	13,644

Distribution

AXA Corporate Solutions distributes its products principally through insurance and reinsurance brokers.

Ceded Reinsurance

AXA Corporate Solutions reviews its exposures to ensure that the risks underwritten are diversified geographically and by line of business in order to avoid risk of concentration. Exposure to single events is limited through reinsurance outwards to third-party reinsurers (retrocession contracts). In 2002, AXA Corporate Solutions and its subsidiaries ceded €1,712 million of written premiums (2001: €1,600 million) to third-party reinsurers (through retrocession agreements).

ASSET MANAGEMENT SEGMENT

AXA's principal asset management companies are Alliance Capital Management ("Alliance Capital") and AXA Investment Managers. The asset management companies manage assets on behalf of retail investors, private clients and institutional clients as well as on behalf of companies affiliated with AXA.

Asset management is important to AXA, from both a strategic and profitability perspective. The development of asset management activities is a key part of AXA's strategy, which seeks to capitalize on existing strengths and to expand the client base. This strategy is founded on the belief that its asset management expertise will enable AXA to benefit in the future from the expected growth in savings-related products in the markets in which it operates. The Asset Management Segment accounted for €3.4 billion, or 5% of AXA's consolidated gross premiums and financial services revenues for the year ended December 31, 2002 (2001: €3.7 billion or 5%, respectively).

Asset management conditions were difficult in 2002 as in 2001, given that the stock markets around the world continued to suffer significant losses, reducing the market value of average assets under management. The depressed markets resulted in a general move away from more volatile equity investments towards more stable investment options. The decrease in average value of assets under management and the change in product mix negatively impacted the fees collected by asset management companies.

AXA has asset management specialists in each of its major markets: Western Europe, the United States and the Asia / Pacific region.

The table below presents the total assets managed by AXA's Asset Management Segment, including those assets managed on behalf of third parties, and the related fees earned by AXA's Asset Management Segment on those assets as at the dates and for the periods indicated.

(in euro millions)

Assets Management Segment	2002	2001	2000

Assets under management by AXA at December 31, (a)
Managed on behalf of third parties	372,931	505,833	468,546
Separate accounts assets	58,887	80,581	83,976
Other invested assets	204,857	210,557	206,942

TOTAL	636,674	796,971	759,465

Commissions and fees earned for the years ended December 31,
Alliance Capital	2,903	3,347	2,743
AXA Investment Managers	820	696	558
National Mutual Fund Management (b)	-	57	51

SUB-TOTAL	3,724	4,100	3,352

Intercompany eliminations	(313)	(370)	(368)
CONTRIBUTION TO AXA’s CONSOLIDATED GROSS PREMIUMS
AND FINANCIAL SERVICES REVENUES	3,411	3,730	2,984

(a)	Based on estimated fair value at the dates indicated.
(b)	As of January 1, 2002, the financial information in respect of National Mutual Funds Management is presented within the Australian/New Zealand life & savings operations.

The asset management industry remains highly fragmented, with no single competitor, or any small group of competitors, dominating the worldwide market. AXA's asset management operations are subject to substantial competition in all aspects of its business due, in part, to the relatively low barriers to entry. The competitive factors include the range of investment products offered, the investment performance of such products and the quality of services provided to clients.

Alliance Capital

Alliance Capital is a 56% owned subsidiary of AXA Financial and is a leading global investment management firm in the United States. Alliance Capital provides diversified investment management and related services to individual investors, private clients and to a variety of institutional clients, including Equitable Life (one of Alliance Capital's largest institutional clients) as well as unaffiliated entities such as corporate and public employee pension funds, endowment funds, and U.S. and foreign governments.

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
  management of investments on behalf of institutional investors; and
  investment research and advisory services for institutional investors.

In 2000, Alliance Capital acquired the business of SCB, Inc. (formerly known as Sanford C. Bernstein Inc.), which complemented Alliance Capital's growth equity investment orientation with a highly regarded value equity investment capability, institutional research capabilities and a strong private client business portfolio. In connection with the acquisition, former Berstein shareholders received 40.8 million private Alliance Capital units and AXA Financial agreed to provide liquidity to these shareholders after a two-year lock-out period which ended October 2002. AXA Financial acquired 8.16 million Alliance units from the former Bernstein shareholders' in 2002. The outstanding 32.6 million Alliance Units may be sold to AXA Financial at the prevailing market price over the remaining seven years ending in 2009. Generally, not more than 20% of the original Alliance units issued to the former Bernstein shareholders may be put to AXA Financial in any one annual period.

As at December 31, 2002, Alliance Capital had €369 billion of assets under management, including €322 billion of assets managed on behalf of third party clients (2001: €517 billion and €452 billion, respectively).

AXA Investment Managers ("AXA IM")

AXA IM's clients include both (i) institutional investors and (ii) individual investors. AXA IM provides diversified asset management and related services globally through (i) mutual funds managed by AXA IM, which are distributed through AXA's distribution networks and external distributors, and (ii) AXA's insurance subsidiaries in respect of their insurance-related invested assets and separate account (unit-linked) assets. AXA IM is one of the largest asset management companies based in Europe.

As at December 31, 2002, AXA IM had €268 billion of assets under management, including €51 billion of assets managed on behalf of third party clients (2001: €277 billion and €48 billion, respectively).

During 2002, AXA IM and AXA Rosenberg, a subsidiary of AXA IM specializing in the management of equities, merged their Asian offices. In addition, in 2001, AXA exercised its option to acquire an additional ownership interest in AXA Rosenberg for approximately U.S.$30 million, increasing its equity interest from approximately 47% to approximately 75%. As part of this agreement, and due to AXA Rosenberg's operating performance during 2002, AXA made an additional payment of approximately U.S.$25 million. This transaction is also subject to an earn-out agreement whereby additional consideration may be paid up until the end of 2005 that is contingent upon the future operating performance of AXA Rosenberg.

OTHER FINANCIAL SERVICES SEGMENT

The operations in the Other Financial Services Segment are conducted primarily in Belgium and in France. For the year ended December 31, 2002, the Other Financial Services Segment accounted for €1.0 billion, or 1% of AXA's consolidated gross premiums and financial services revenues (2001: €1.1 billion or 2%, respectively).

The segment operations principally include:

AXA Bank Belgium. A subsidiary of AXA Belgium that offers a comprehensive range of financial services to individuals and small businesses. It has a network of independent bank agents that support the sale of products offered by AXA Belgium and AXA IM.

AXA Banque and AXA Crédit. Based in Paris, AXA Banque delivers banking services dedicated to AXA. Its main activities include bank account services to high net worth individual policyholders and to general agents of AXA France Assurance. In 2002, AXA purchased Banque Directe from BNP Paribas. Banque Directe is a provider of online banking services and will complement AXA's existing financial offering in France. It will provide a well-established banking platform to AXA's existing clients and distribution networks, as well as increasing AXA's expertise in direct distribution. AXA Crédit provides short-term loans to customers of AXA's French insurance operations.

INSURANCE-RELATED INVESTED ASSETS

The assets supporting AXA's insurance operations (included within the three segments: the Life & Savings Segment, the Property & Casualty Segment and the International Insurance Segment) consist of a diversified portfolio of investments. These assets are managed principally by AXA's asset management operations (Alliance Capital and AXA IM) and consist of (i) general account assets whereby the insurer generally bears the investment risk and reward, and (ii) separate account (unit-linked) assets, whereby the investment risk and reward is principally transferred to the policy-holder.

The discussion below concerns the general account investment assets of AXA's insurance operations, which are referred to in this annual report as "insurance-related invested assets." The general account liabilities of AXA's Life & Savings operations can be divided into two primary types, participating and non-participating. For participating products, the investment results of the underlying assets determine, to a large extent, the return to the policyholder that is either reflected as an increase in future policy benefits or paid out in cash in the year the bonus is credited to the policyholder. The insurer's profits on such business are earned from investment management, mortality and other charges. For non-participating or interest-sensitive products, the insurer's profits are earned from a positive spread between the investment return and the crediting or reserve interest rate.

Although all the general account assets of each insurer support all of that insurer's liabilities, the insurers have developed asset-liability management techniques with separate investment objectives for specific classes of product liabilities. As part of this approach, insurers develop investment guidelines for each product line that form the basis for investment strategies to manage such product line's investment return and liquidity requirements, consistent with management's overall investment objectives for the insurance related investment assets. Investments frequently meet the investment objectives of more than one class of product liabilities whereby each class of business may be allocated on a pro rata basis across the investment portfolio.

AXA routinely monitors and evaluates the status of its investments in light of current and anticipated future economic conditions and trends, and other factors. The strategic allocation of assets is generally determined through asset-liability analyses for both life & savings and property & casualty businesses. The strategy may differ across the geographical territories and the different lines of businesses depending on the existing investment mix, the availability of alternative investment vehicles and the underlying nature and duration of the in-force insurance contracts. Further information on how AXA manages investment risk is provided in "Item 11 - Quantitative and Qualitative Disclosures About Market Risk".

At December 31, 2002, the net carrying value of the insurance-related invested assets supporting the general account life & savings operations, including those specific assets allocated to the UK with-profit business, primarily consisted of fixed maturity investments and equity investments (excluding equity holdings in fixed maturity based mutual funds) of 63% and 16%, respectively (2001: 58% and 21%, respectively). At such date, the insurance-related invested assets supporting the property & casualty operations primarily consisted of fixed maturity investments and equity investments (excluding equity holdings in fixed maturity based mutual funds) of 49% and 23%, respectively (2001: 51% and 24%, respectively).

The following table presents AXA's consolidated insurance-related invested assets by insurance segment at December 31, 2002.

(in euro mllions, except percentages)

Insurance - related invested assets
			At December 31, 2002
	Life & Savings		Property & Casualty		International Insurance		Total		% of total
	Net carrying	Market	Net carrying	Market	Net carrying	Market	Net carrying	Market	Net carrying	Market
	value (a)	value	value (a)	value	value (a)	value	value (a)	value	value (a)	value

Fixed maturities
(a) Held to maturity and
available for sale	111,066	118,525	14,028	14,988	5,204	5,454	130,298	138,967	63%	66%
- French government	21,694	24,108	2,136	2,420	410	439	24,240	26,967	12%	13%
- Foreign government	29,394	31,039	5,842	6,247	1,891	1,965	37,127	39,251	18%	18%
- Local governments	3,557	3,811	918	972	499	536	4,974	5,319	2%	3%
- Government controlled
corporations	9,059	9,597	1,644	1,712	138	144	10,841	11,453	5%	5%
- Non-government
controlled corporation	40,279	42,440	2,942	3,062	1,992	2,083	45,213	47,585	22%	22%
- Mortgage-backed
securities	5,263	5,545	452	477	138	143	5,854	6,166	3%	3%
- Other	1,820	1,985	93	98	137	144	2,049	2,226	1%	1%
(b) Allocated to UK
"With-profit"
business-trading (b)	15,362	15,362	-	-	-	-	15,362	15,362	7%	7%
(c) Trading securities (c)	2,063	2,063	-	-	1	1	2,065	2,065	1%	1%

Total fixed maturities	128,491	135,950	14,028	14,988	5,206	5,456	147,725	156,393	71%	74%

Equity investments,
including holdings
in mutual funds
Available-for-sale	35,351	31,683	9,353	7,908	1,127	985	45,831	40,576	22%	19%
Allocated to UK
"With-profit"
business-trading(b)	10,342	10,342	-	-	-	-	10,342	10,342	5%	5%
Trading securities (c)	1,130	1,130	-	-	-	-	1,130	1,130	1%	1%

Total equity investments,
including holdings
in mutual funds	46,822	43,155	9,353	7,908	1,127	985	57,303	52,048	27%	24%
Investment in
participating interests	1,353	1,668	2,004	2,085	427	413	3,784	4,166	2%	2%

TOTAL (b) (d)	176,666	180,773	25,386	24,981	6,760	6,854	208,812	212,608	100%	100%

(a)	Amounts are net of valuation allowances. For details on valuation allowances see note 6 to AXA's consolidated financial statements.
(b)	These amounts exclude separate account (unit-linked) assets and investments in affiliated companies accounted for under the equity method. Assets allocated to UK with-profit business are carried at estimated fair value in the consolidated balance sheet of AXA.
(c)	These amounts exclude separate account (unit-linked) assets and investments in affiliated companies accounted for under the equity method.
(d)	Refer to notes 2 and 6 to AXA's consolidated financial statements included in this annual report that set out the investment valuation methodology.

For additional information on the type of assets in which AXA invests and the related net investment results for each of the three years ended December 31, 2002, see notes 6, 7, 8 and 20 to the consolidated financial statements included elsewhere in this annual report.

At December 31, 2002 and based on net consolidated carrying value of fixed investment and equity securities, excluding participating interests, AXA's life & savings and property & casualty insurance operations held investments in a single issuer, Bayerische Hypo und Vereinsbank AG of nearly €2.6 billion, principally in the German operations, representing more than 10% of AXA's total shareholders' equity. The investments consisted of equity securities, fixed maturity corporate bonds, mortgage Pfandbriefe and public Pfandbriefe of approximately €0.1 billion, €0.4 billion, €1.3 billion and €0.8 billion, respectively. Mortgage Pfandbriefe and public Pfandbriefe are secured by mortgage loans and lendings to the public sector, respectively. AXA believes that the real economic exposure to Bayerische Hypo und Vereinsbank is limited to the equity and unsecured fixed maturity corporate bond investments of approximately €0.1 billion and €0.4 billion, respectively.

AXA did not have any other equity and/or fixed maturity investment in any one issuer that was in aggregate 10% or more of AXA's total shareholders' equity, or €2,371 million.

AXA's fixed maturity and equity investments, including those securities treated as trading securities, are predominantly publicly traded. In respect of these investments, 86% of the fixed maturity investments and 90% of the equity investments are held by AXA's principal insurance operations in France, the United States, the United Kingdom, Germany, Belgium and Japan. More specifically, the insurance-related invested assets backing the insurance liabilities in these operations were predominantly holdings in domestic investments, or in the local currency of the liabilities. In respect of AXA's consolidated holdings in fixed maturity and equity securities, the breakdown of these investments by industry sector were as follows:

Industry Sector Beakdown		At December 31,
	2002		2001

Financial Services	20%		24%
Manufacturing / Pharmaceuticals	7%		5%
Utilities	4%		4%
Technology & Telecommunications	4%		5%
Government institutions	35%		32%
Other direct holdings	21%		23%
Investment in mutual funds	9%		7%

Total	100%		100%

Overall, the fixed maturity and equity investments together with real estate, mortgages and loans are concentrated in the local markets in which AXA's principal subsidiaries operate.

Derivatives. AXA uses derivative instruments to minimize adverse fluctuations in interest rates, foreign exchange rates and equity prices. The basis for which AXA manages these risks, the sensitivities associated with managing these types of risks, and the potential impact on the AXA consolidated financial results are set out in further detail in "Item 11 - Quantitative and Qualitative Disclosures About Market Risk" and in note 25 to the consolidated financial statements included elsewhere in this annual report.

Net investment return on insurance-related assets. The net investment return on insurance-related assets by major operating entity are presented within the segment information provided in "Item 5 - Operating and Financial Review and Prospects" and note 20 to AXA's consolidated financial statements.

PROPERTY & CASUALTY CLAIMS RESERVES

ESTABLISHMENT OF CLAIMS RESERVES

AXA is required by applicable insurance laws and regulations, and generally accepted accounting principles to establish reserves for outstanding claims (claims which have not yet been settled) and associated claims expenses that arise from its property & casualty and international insurance operations. AXA establishes its gross insurance liabilities, that is, its claims reserves, by product, type of insurance coverage and year, and charges them to income as incurred. Claims reserves (also referred to as "loss reserves") fall into two categories namely:

  Reserves for reported claims and claims expenses. These reserves are for outstanding claims which have not yet been settled and are based on undiscounted estimates of the future claims payments that will be made in respect of the reported claims, including the expenses relating to the settlement of such claims; and
  Reserves for incurred but not yet reported ("IBNR") claims and claims expenses. IBNR reserves are established on an undiscounted basis, to recognize the estimated cost of losses that have occurred but have not yet been notified to AXA. These reserves, like the reserves for reported claims and claims expenses, are established to recognize the estimated costs, including the expenses associated with claims settlement, necessary to bring claims to final settlement.

The process of estimating the original gross claims reserve is based on information available at the time the reserve was originally established. However, claims reserves are subject to change due to the number of variables that affect the ultimate cost of claims, such as:

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

As a result, actual losses may deviate from the original gross reserves established. Consequently, the reserve may be re-estimated on the base of information available at that time. Any adjustment resulting from a change in claims reserves is recorded in the financial statements of the period.

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

With respect to AXA's foreign property & casualty and international insurance operations, the claims reserves are established and monitored in the local currency in which the property & casualty entity operates. The claims reserves are translated into AXA's reporting currency (Euro) using the year-end exchange rates. The effect of foreign exchange on the claims reserves is presented in note 15 "Insurance Liabilities" to the consolidated financial statements included elsewhere in this annual report.

The information within this section presents separately (i) AXA's property & casualty insurance operations including the Property & Casualty Segment operations and AXA Corporate Solutions Insurance within the International Insurance Segment, and (ii) AXA Corporate Solutions Reinsurance business in the International Insurance Segment.

As in prior years, AXA Corporate Solutions Reinsurance is presented separately because:

(i)	this business consists of insurance assumed from other insurers,
(ii)	the type of insurance and the nature of the risks and exposures covered is different compared to the direct insurance coverage provided by AXA's property & casualty insurance operations,
(iii)	a portion of this business is reinsured to other reinsurers through retrocession programs which are monitored separately within the reinsurance operations, and
(iv)	the claims are accounted for on an underwriting year basis covering a 24-month period rather than on an accident year basis covering a 12-month period.

Property & Casualty Reserves not included in Loss Development Tables
AXA does not discount its reserves for claims and claims expenses except for disability claims for which final settlement has been agreed and the payments are generally fixed over a period of time. The disability claims reserves have not been included in the Loss Reserve Development Table, as these are similar to structured settlements.

AXA's French property & casualty operations underwrite construction coverage with a ten-year contract term. In accordance with the French regulations, a specific provision is added to the claims reserves based on methodology established by the French government. This reserve is in addition to each single notified claim. The construction reserves and catastrophe equalization reserves were excluded from the Loss Reserve Development table as such reserves provide no indication as to how claims have been reserved (initially) and the outcome upon settlement of such claims in future periods based on the underwriting and associated reserving methodologies adopted by AXA. In addition, certain AXA property & casualty operations are required by local regulations, in the countries in which they operate to establish equalization reserves specific to catastrophe risks, see "- Additional Factors which may affect AXA's Business - Regulation" for further details.

The property & casualty loss reserves that were excluded from the Loss Reserve Development Table represented 12.9% of total gross property & casualty insurance liabilities at December 31, 2002 (2001: 13.5%). For further information, refer to the "Reconciliation of Loss Reserves to Consolidated Financial Statements" table following the Loss Reserve Development tables.

Loss Reserve Development

The loss reserve development table presents the claims reserve development for calendar years 1992 through 2002, as determined in accordance with French GAAP. The top line entitled "gross reserves for unpaid claims and claims expenses" represents the original gross claims reserve liability reported at the balance sheet date for the year indicated. The upper portion of the table entitled "paid (cumulative)" represents the cumulative amount paid as of the end of each succeeding year with respect to the original gross claims reserve liability reported. The lower portion of the table entitled "Reserve re-estimated" represents the previously recorded liability as adjusted (that is, re-estimated) based on claims experience as of the end of each succeeding year. The estimate is increased or decreased, as more information becomes known in future periods relating to unsettled claims. For example, the gross claims reserve as at December 31, 1994 was originally €5,595 and increased by €9,872 million to €15,467 million primarily due to the UAP acquisition in 1997. By the end of 2002, cumulative amounts paid was €9,079 million and the original gross claims reserve had been re-estimated to be €12,166 million at December 31, 2002. The "cumulative redundancy (deficiency)" for each year represents the aggregate amount by which the original gross claims reserve liability as of that year-end has changed in subsequent periods.

(in euro millions except percentages)

Loss Reserve Development Table: Property & Casualty including International Insurance operations (except for AXA Corporate Solutions Reinsurance)

	At December 31,
	1992	1993	1994	1995	1996	1997 (b)	1998	1999 (c)	2000	2001	2002

Gross reserves for unpaid claims
and claims expenses developed initially	4,665	4,932	5,595	5,712	5,847	20,371	20,941	26,656	26,916	28,636	28,465

Gross reserves for unpaid claims
and claims expenses developed in 2002
(adjusted for subsequent acquisitions)	12,581	13,827	15,467	15,208	19,338	22,338	23,251	26,287	27,202	27,775	na

Paid (cumulative) at:
One year later	1,326	1,394	1,419	1,305	1,388	4,737	4,745	7,727	6,807	6,715
Two years later	1,951	2,051	2,044	1,684	5,759	6,632	6,818	11,184	10,302
Three years later	2,376	2,454	2,368	6,898	7,327	8,087	9,361	13,474
Four years later	2,717	2,684	7,082	8,123	8,351	10,338	10,632
Five years later	2,920	7,767	8,089	8,917	10,619	11,218
Six years later	7,927	8,442	8,591	9,075	11,187
Seven years later	8,753	8,806	8,799	9,615
Eight years later	9,032	8,850	9,079
Nine years later	9,043	9,084
Ten years later	8,929

Reserve re-estimated at:
One year later	4,626	4,835	5,303	5,607	5,537	19,425	19,040	23,041	27,069	27,425
Two years later	4,555	4,680	5,177	5,477	13,881	17,510	19,407	26,294	25,919
Three years later	4,501	4,810	5,278	13,376	13,864	17,971	22,048	25,542
Four years later	4,574	4,803	12,353	13,303	14,214	20,162	21,485
Five years later	4,673	11,801	12,160	13,730	16,742	19,873
Six years later	11,379	11,699	12,490	13,472	16,439
Seven years later	11,487	11,997	12,323	13,273
Eight years later	11,915	11,663	12,166
Nine years later	11,264	11,652
Ten years later	11,228

Cumulative redundancy (deficiency)
from the initial gross reserves
in excess of re-estimated gross reserves:
Amount (a)	1,353	2,175	3,301	1,935	2,899	2,465	1,766	745	1,283	350	na

Percent (a)	10.8%	15.7%	21.3%	12.7%	15.0%	11.0%	7.6%	2.8%	4.7%	1.3%	na

(a)	It is not appropriate to extrapolate future redundancies or future deficiencies based on the loss reserve development presented in the table as conditions and trends that have affected the development of the liability in prior periods may not necessarily occur in the future periods.
(b)	AXA acquired Compagnie UAP ("UAP") on January 1, 1997. The operations of AXA and UAP were integrated in 1998. At the date of acquisition, UAP had net reserves of €13.7 billion.
(c)	AXA acquired GRE in May 1999. The operations of GRE have been integrated within AXA. At time of acquisition the gross reserves totalled €5.6 billion.

The majority of the business of the property & casualty insurance operations is short tail and, therefore, losses develop and are paid relatively quickly. In 2002, approximately 38% of the claims reserves were paid in the year that the claim event occurred (2001: 42%).

Note 15 "Insurance Liabilities" to the consolidated financial statements includes: (i) a reconciliation of beginning to ending gross outstanding claims reserves including claim expenses for each of the three years ended December 31, 2002 and (ii) the effect on income relating to changes in claims reserves for each of the three years ended December 31, 2002 under the caption "increase (decrease) in provision attributable to prior years".

In respect of the direct insurance business in 2002, there were no reportable changes in the claims payment patterns. There have been no significant changes in assumptions during the current year. There have been certain unfavorable developments in the United Kingdom due to reserve strengthening of €262 million. See "Item 5 - Operating and Financial Review and Prospects" for further information.

There have been no material reinsurance transactions or any significant changes to existing reinsurance arrangements during the current year.

(in euro millions, except percentages)

Loss Reserve Development Table: AXA Corporate Solutions Reinsurance
At December 31,
	1992	1993	1994	1995 (d)	1996	1997	1998	1999	2000	2001 (e)	2002

Initial gross reserves for claims expenses in Balance Sheet (b)	941	1,184	1,496	2,451	2,646	2,880	3,060	3,396	3,455	5,868	4,778
Initial retroceded reserves	(91)	(107)	(201)	(262)	(196)	(285)	(416)	(430)	(393)	(1,652)	(1,020)

Initial net claims reserves in excess of (less
than) re-estimated net claims reserves:	850	1,077	1,295	2,189	2,450	2,595	2,644	2,966	3,062	4,216	3,758

Paid (cumulative) at:
One year later	366	293	374	602	615	583	956	1,165	1,218	1,987
Two years later	529	473	566	1,008	965	1,094	1,594	1,893	1,860
Three years later	634	593	737	1,221	1,230	1,430	2,000	2,265
Four years later	720	706	849	1,410	1,427	1,685	2,232
Five years later	806	784	935	1,548	1,586	1,815
Six years later	862	851	1,037	1,677	1,689
Seven years later	915	932	1,106	1,759
Eight years later	982	991	1,156
Nine years later	1,030	1,032
Ten years later	1,066

Reserve re-estimated at:
One year later	1,172	1,368	1,558	2,811	2,970	2,945	3,743	3,969	4,199	5,922
Two years later	1,179	1,326	1,549	2,917	2,829	3,159	3,817	4,105	4,061
Three years later	1,210	1,329	1,675	2,774	2,891	3,168	3,772	3,955
Four years later	1,222	1,428	1,643	2,818	2,844	3,045	3,643
Five years later	1,374	1,403	1,653	2,755	2,754	2,941
Six years later	1,348	1,413	1,681	2,678	2,612
Seven years later	1,366	1,473	1,622	2,558
Eight years later	1,444	1,422	1,552
Nine years later	1,399	1,360
Ten years later	1,344

Cumulative redundancy (deficiency) from the initial gross claims reserves in excess of (less than) re-estimated gross claims reserves	(403)	(176)	(56)	(107)	34	(61)	(583)	(559)	(606)	(54)

Re-estimated retroceded reserves	166	114	133	243	245	352	513	444	425	1,368

Premium adjustment (c)	108	253	246	496	528	584	623	874	1,084	1,085

Re-estimated net claims reserves:	1,070	993	1,173	1,819	1,839	2,005	2,507	2,637	2,552	3,469

Initial net claims reserves in excess of (less than) re-estimated net claims reserves:
Amount (a)	(220)	84	122	370	611	590	137	329	510	747	na

Percent of original net reserve (a)	(25.9%)	7.8%	9.4%	16.9%	24.9%	22.7%	5.0%	11.1%	16.7%	17.7%	na

(a)	It is not appropriate to extrapolate future redundancies or future deficiencies based on the loss reserve development presented in the table as conditions and trends that have affected the development of the liability in prior periods may not necessarily occur in the future periods.
(b)	The loss reserve development table is presented on an underwriting year basis for AXA Corporate Solution Reinsurance's business. Accordingly reserves re-estimated and the excess of re-estimated reserves in excess of the original reserves include reserves for losses occurring up to twelve months subsequent to the original year-end. For example, if an underwriting year reinsurance contract term was from January 1 to December 31, 1998 it may cover underlying policies with terms beginning both on January 1, 1998 and December 31, 1998. Losses incurred on underlying policies beginning on January 1, 1998 could occur as early as January 1, 1998 while losses incurred on underlying policies beginning on December 31, 1998 could occur as late as December 31, 1999.
(c)	Represents premium earned subsequent to the accounting year end and premium reinstatements / experience-rated premiums received and accrued from the ceding insurers as assumed losses were incurred.
(d)	Includes the claims reserves of Abeille Re acquired in 1995.
(e)	In 2001, the claims reserves of AXA Corporate Solutions Reinsurance were adversely affected by the September 11th attacks.

Reconciliation of Loss Reserves Developed to Consolidated Financial Statements

The following table reconciles the gross insurance liabilities, that is, the gross claims reserves including claim handling expenses, in the Loss Development Tables presented above to that presented in the AXA's consolidated financial statements in accordance with French GAAP as at the dates indicated (refer to note 15 "Insurance Liabilities" to the consolidated financial statements included elsewhere in this annual report).

(in euro millions)

At December 31,
	2002	2001

Total gross claims reserves developed:
Property & Casualty (including AXA Corporate Solutions Insurance)	28,465	28,636
AXA Corporate Solutions Reinsurance	4,778	5,868
Total gross claims and other reserves developed	33,243	34,504
Gross claims and other reserves not developed:
Catastrophe equalization reserves	327	359
Other reserves (a)	4,604	5,036
Total gross claims and other reserves excluding Life & Savings	38,175	39,899
Claims reserves for Life & Savings Segment	7,556	9,029

Total gross claims and other reserves	45,731	48,927

(a) Represents disability claims and construction reserves.

Environmental, Asbestos and Other Exposures

Environmental, asbestos and other related exposures are not material to AXA. Further details are provided in note 15 "Insurance Liabilities" to the consolidated financial statements included elsewhere in this annual report.

ADDITIONAL FACTORS WHICH MAY AFFECT AXA’S BUSINESS

For information relating to certain additional matters that may effect AXA's business, see "Item 3 - Key Information - Risk factors" and "Item 8 - Legal Proceedings" included elsewhere in this annual report.

REGULATION

AXA's principal operations are located in Western Europe, North America and the Asia-Pacific region, and to a lesser extent, in Africa, South America and the Middle East. In these jurisdictions, AXA is generally subject to comprehensive regulation and supervision, particularly with respect to its insurance and investment management operations.

Insurance Operations

While the extent and nature of regulation varies from country to country, most jurisdictions in which AXA's insurance subsidiaries operate have laws and regulations governing standards of solvency, levels of reserves, permitted types and concentrations of investments, business conduct to be maintained by insurance companies as well as agent licensing, approval of policy forms and, for certain lines of insurance, approval or filing of rates. In certain jurisdictions, regulations limit sales commissions and certain other marketing expenses that may be incurred by the insurer. In general, insurers are required to file detailed annual financial statements with their supervisory agencies in each of the jurisdictions in which they do business. Such agencies may conduct regular examinations of the insurers' operations and accounts and make requests for particular information from the insurer. Certain jurisdictions also require registration and periodic reporting by holding companies that control a licensed insurer. This holding company legislation typically requires periodic disclosure concerning the corporation that controls the licensed insurer and other affiliated companies, including prior approval of transactions between the insurer and other affiliates such as inter-corporate transfers of assets and payment of dividends by the controlled insurer. In general, these regulatory schemes are designed to protect the interests of policyholders rather than security holders. For further information refer to note 29 to the consolidated financial statements included as Item 18 in this annual report.

Europe

The regulatory systems governing insurers in France, Germany, UK, Belgium and other European jurisdictions where AXA does business are comprehensive and generally are designed to protect the interests of policyholders rather than those of security holders. In Europe, AXA operates in most major markets through free-standing subsidiaries which are subject to a regulatory scheme based on the European Union (Ô'EU'') insurance directives on life insurance and insurance other than life insurance. These directives were implemented in France, the United Kingdom, Germany and certain other jurisdictions through legislation that became effective in July 1994 and are founded on the "home country control" principle according to which the ongoing regulation of insurance companies, including their non-home insurance operations (whether direct or through branches), is the responsibility of the home country insurance regulatory authority. The home country insurance regulator monitors compliance with applicable regulations including regulations governing solvency, actuarial reserves and investment of assets. Selling activities of non-home country insurance operations, however, are generally regulated by the regulator in the country in which the sale of the insurance product takes place. As a result of the implementation of these directives, an insurance company that has been licensed to conduct insurance business in one jurisdiction of the EU may do business directly or through branches in all other jurisdictions of the EU without being subject to licensing requirements under the laws of the additional jurisdictions. The EU has also adopted various directives concerning solvency margin requirements for insurers and insurance groups. An EU directive dated October 27, 1998 requires insurance groups to calculate a consolidated solvency margin for periods ending after December 31, 2001. This directive was transposed in French law under an ordinance dated August 29, 2001, decreed on March 14, 2002, and is applicable from 2002. Under this directive as adopted in French law, AXA must establish appropriate internal controls to ensure solvency sufficient to cover all of the Group's insurance liabilities, inform the French Insurance regulatory authorities annually of certain intra-group transactions, and calculate on a consolidated basis the capital needed to meet the respective solvency requirements of the Group's insurance subsidiaries. Similar group solvency requirements are required to be fulfilled by intermediate holding companies which own Group insurance subsidiaries in different EU jurisdictions. In addition, there are ongoing discussions in the EU and in individual EU member states concerning regulation and supervision of financial conglomerates. The EU has proposed a directive that proposes assessment of the solvency of a financial conglomerate on the group level, supervision of risk concentration and intra-group transactions, and prevention of double-leveraging of the capital of the holding or parent company, i.e. once in the holding or parent company and a second time in the subsidiary ("double gearing"). The directive was adopted in 2002 and is expected to be implemented into French law in 2005. The AXA Group is a financial conglomerate within the meaning of this directive. In addition to other applicable regulatory requirements, in France, Germany, the UK, and certain other European jurisdictions, property and casualty insurers are required to maintain equalisation reserves to protect against the impact of large claims and catastrophes. The basis on which these equalisation reserves are established is set out in the local country regulations based on pre-established formulas applicable to certain lines of business and may be capped at a maximum level.

In Germany, one of AXA's Germany subsidiaries, AXA Versicherung AG, has been among the German insurers subject to an investigation being conducted by German competition authorities which is focused on certain alleged anticompetitive practices among leading German "industrial" non-life issuers. This investigation was commenced in mid-2002 and is on-going. Based on information currently available to it, management is not in a position to predict with any certainty the outcome of this investigation, however, possible sanctions may include substantial fines. There have been several changes to the UK regulatory environment following the implementation of the FSMA and the issuance of the regulator's Handbook of Rules and Guidance in December 2001. At this stage, the most significant changes relate to the requirement to have appropriate systems and controls in place to manage the business. Further major changes are also planned in 2004 to prudential regulation, when an integrated regime for insurers, banks and investment managers is introduced, and in 2005 when conduct of business rules are introduced for non-life business. Further changes to the regulatory regime for UK life business are being considered, including: (i) the manner in which UK with-profits business is managed, sold and reported on, and (ii) distribution of investment products (including with-profits business).

United States

In the United States, AXA's insurance operations are subject to regulation and supervision by all the various states and territories. Within the United States, the method of regulation varies but generally has its source in statutes that delegate regulatory and supervisory powers to an insurance commissioner. While regulation varies by jurisdiction, most jurisdictions have comprehensive laws and regulations governing approval of policy forms and rates, the standards of solvency that must be met and maintained (including risk based capital measurements), the establishment of reserves, the licensing of insurers and their agents, sales practices by agents, the nature of and limitations on investments, restrictions on the size of risks which may be insured under a single policy, deposits of securities for the benefit of policyholders, methods of accounting, periodic examinations of the affairs of insurance companies, and the form and content of reports of financial condition to be filed. While the regulation of the insurance business remains principally at the state level in the United States, the adoption of the Gramm-Leach-Bliley Financial

Modernization Act of 1999 eliminated many of the barriers that formerly separated the banking, insurance and securities industries in the United States and also imposed certain new requirements on insurers and other financial institutions operating in the U.S., including consumer protections regarding security and confidentiality of non-public personal information (discussed below). This legislation allows the formation of diversified financial services holding companies in the U.S. that can provide a broad array of financial products and services to their customers. In addition, the legislation permits insurers and other financial services companies to acquire banks, and expands permitted banking activities to encompass the insurance business.

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

In January 1998 the Florida Attorney General and the Florida Department of Insurance issued subpoenas to Equitable Life, and in December 1999 the Florida Attorney General issued an additional subpoena to Equitable Life, in each case requesting, among other things, documents relating to various sales practices. Equitable Life has responded to these subpoenas. In addition, a number of states in the US, including New York, California and Florida, have enacted legislation requiring disclosure of extensive information concerning Holocaust era insurance policies sold in Europe prior to and during the Second World War. While these statutes vary and certain of them provide exemption for companies such as AXA that participate in the International Commission on Holocaust Era Insurance Claims, the ultimate sanction under certain of these statutes for failure to disclose the required information is revocation of an insurer's license to engage in the insurance business in the concerned state. Although each of AXA's U.S. insurance subsidiaries intends to comply with these laws with respect to its own activities, the ability of AXA and its European affiliates to comply may be impacted by various factors including the availability of relevant information after more than 50 years and privacy laws in effect in various European countries. Any failure to comply with these laws could result in state regulatory authorities seeking to take enforcement actions against AXA and its U.S. affiliates, including Equitable Life. Litigation challenging the validity of the California legislation on constitutional and other grounds that had been pending in US Federal courts in California was heard by the US Supreme Court on April 23, 2003. On June 23, 2003, the U.S. Supreme Court, in a 5-4 decision, struck down the California Holocaust law on grounds that the law violates the U.S. constitution because it interferes with the President's conduct of U.S. foreign policy. At this time management cannot assess the full implications of this decision including the possible reactions of U.S. insurance regulators and/or the U.S. Congress. For additional information on these matters, see "Legal Proceedings", in Item 8 of this annual report. The privacy provisions of the Gramm-Leach-Bliley Act became fully effective in 2001. These provisions establish new consumer protections regarding the security and confidentiality of non-public personal information and require full disclosure of the privacy policies of financial institutions to their consumer customers.

There is also legislation pending in the United States Congress and various states designed to provide additional privacy protections to consumer customers of financial institutions. These statutes and similar legislation or regulations in other jurisdictions could impact AXA's ability to market its products or otherwise limit the nature or scope of AXA's insurance and financial services operations in the U.S.

Asia-Pacific and Other Jurisdictions

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

Asset Management

Alliance Capital and AXA Investment Managers are subject to extensive regulation in the various jurisdictions in which they operate. These regulations are generally designed to safeguard client assets and insure adequacy of disclosure concerning investment returns, risk characteristics of invested assets in various funds, suitability of investments for client investment objectives and risk tolerance, as well as the identity and qualifications of the investment manager. These regulations also generally grant supervisory agencies broad administrative powers, including the power to limit or restrict the carrying on of business for failure to comply with such laws and regulations. In such event, the possible sanctions that may be imposed include the suspension of individual employees, limitations on engaging in business for specific periods, the revocation of the registration as an investment adviser, censures and fines.

Alliance Capital and certain of its subsidiaries as well as certain U.S. subsidiaries of AXA Investment Managers are investment advisers registered under the United States Investment Advisers Act of 1940. Each of Alliance's U.S. mutual funds is registered with the SEC under the U.S. Investment Company Act of 1940 and the shares of most of these funds are qualified for sale in all states in the United States and the District of Columbia, except for U.S. Funds offered only to residents of a particular state. Certain subsidiaries of Alliance Capital are also registered with the SEC as transfer agents and broker-dealers that are subject to minimum net capital requirements. Transactions between Equitable Life and Alliance Capital are subject to applicable provisions of the New York Insurance Law and transactions between AXA Investment Managers and its insurance company clients are subject to various insurance law regulations of the various jurisdictions where these clients are domiciled. These regulations generally require diversification of invested assets, impose limitations on investments in certain asset classes and also generally require that the terms of transactions between the investment manager and the insurance company be fair and equitable, that charges or fees for services performed be reasonable and that certain other standards be met. Fees must be determined either with reference to fees charged to unaffiliated clients for similar services or, in certain cases, which include ancillary service agreements, based on cost reimbursement. In addition, under the New York Insurance Law and regulations certain investment advisory agreements and ancillary administrative services agreements between Equitable Life and Alliance Capital are subject to either approval or disapproval by the New York Superintendent of Insurance within a prescribed notice period.

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

Item 5: Operating and Financial Review and Prospects

You should read the following discussion together with AXA's audited consolidated financial statements and the related notes included elsewhere in this annual report. The audited consolidated financial statements have been prepared in accordance with French GAAP. Changes in accounting principles arising from the application of new French GAAP in 2001, which affect our year on year comparatives between 2000 and 2001, are described in notes 2 and 32 to the consolidated financial statements. French GAAP differs in certain material respects from U.S. GAAP. A summary of the material differences between French GAAP and U.S. GAAP relevant to AXA, and, additional U.S. GAAP disclosures are provided in notes 33 and 34 to the consolidated financial statements. As indicated in note 33, the U.S GAAP adjustments as of and for the year ended December 31, 2001 have been restated for the accounting for other-than-temporary declines in value for securities, which reduced AXA's 2001 U.S. GAAP consolidated net income, but with no change to AXA's U.S. GAAP consolidated shareholders' equity at December 31, 2001.

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

Market conditions in 2002

FINANCIAL MARKETS

If 2001 was the downside extension of 2000, 2002 looked very much to have provided more of the same. Indeed, for the third year in a row, virtually all of the world's equity markets fell sharply. And while government bonds continued to outperform generally, long-term yields fell substantially in 2002 – which was not the case in 2001.

2001 had been strongly impacted by a recession, the bursting of the speculative bubble around technological stocks and the U.S. terrorist attacks of September 11, 2001. 2002 saw the delayed fallout of these events, but also a series of corporate bankruptcy scandals, accompanied by fraud in the most spectacular cases. The ensuing crisis of trust that the latter unleashed extended to the entire corporate world, to corporate accounts and accounting, and to corporate earnings. Last but not least, the looming threat and ultimate conflict in Iraq kept geopolitical tensions high.

STOCK MARKETS

In this sharp context, and despite the global economic recovery (GDP: growth of 1.7% as compared to 1.1% in 2001) led by U.S. GDP growth (2.4% in 2002 as compared to 0.3% in 2001), the major indices declined sharply in 2002, especially those tracking the Euro zone. The CAC 40 in Paris was down 33.7% on the year and the Frankfurt DAX lost 44%. The London FTSE fell by 24.5%, the FTSE Eurotop 50 by 32%, the Nikkei by 18.63%, and the Topix by 18%. Wall Street did not escape unscathed either, with the Standard & Poors 500 losing 23% on the year, close to the global average decline of 25.2% for the MSCI World Index (Morgan Stanley index, a market capitalization index designed to measure global developed market equity performance).

BOND MARKETS

The performance of government bonds was impressive in 2002. The yield on the 10-year U.S. Treasury went from 5.02% at year-end 2001 (it was 5.10% at year-end 2000) to 3.85% on December 30, 2002. The 10-year Bund ended the year at 4.19%, compared to 4.98% on December 31, 2001 (and 4.84% at the end of 2000), while the 10-year UK treasury bond stood at 4.43% at year-end, compared with 5.07% one year earlier. The 10-year French OAT yield fell from 5.071% to 4.27% in 2002, while the 10-year JGB (Japan Government Bond) went from 1.35% at year-end 2001 (compared with 1.64% in December of 2000) to 0.90% at the end of 2002. Corporate bonds behaved in similar fashion, although relative to government bonds the broadening of the yield spread offset lower yields.

FOREIGN CURRENCY EXCHANGE RATES AND OTHER PERIOD-TO-PERIOD COMPARISONS

In 2002, the euro strengthened against all other currencies, in particular the U.S. dollar (17.8% to 1.05 from 0.89) and the yen (6.26% to 124.5 from 116.7). On a time-weighted basis, the dollar declined by 9.6%, after having appreciated by 8% in 2001.

The year end and average exchange rates used in the preparation of AXA's consolidated financial statements in euro are provided in Item 3 – Key Information – Exchange Rate Information.

AXA provides on a regular basis certain period-to-period comparisons calculated on a constant exchange rate basis to eliminate the effects of changes in exchange rates between the euro and other currencies. In this context, AXA recalculated the financial information as follows: the data for the current year period were restated using the prevailing foreign currency exchange rate for the same period in the prior year.

For information purposes and in respect of AXA's principal non-Euro-based life insurance operations, an analysis is provided below to provide an indication of the impact of foreign currency fluctuations on premium growth.

	U.S.	UK	Japan

Premium Growth in Original Currency (2002 vs 2001)	16%	(7%)	28%
Foreign Exchange Impact	(6%)	(1%)	(11%)
Premium Growth as Reported in Euros	10%	(8%)	17%

In addition, AXA provides on a regular basis certain period-to-period comparisons calculated on a comparable basis to eliminate the effects of changes in foreign exchange as described above and changes in AXA's scope of consolidation to eliminate the results of acquisitions, disposals and business transfer (constant structural basis) and of changes in accounting principles (constant methodological basis), in one of the two periods being compared.

INSURANCE AND ASSET MANAGEMENT MARKETS

LIFE & SAVINGS

2002 was similar to 2001 as Life & Savings markets in which AXA operates were adversely affected by the continued decrease in the global stock markets. Consequently, as noted in 2001, the consumer demand for unit-linked products was mediocre in most countries and encouraged consumers to be more cautious; this resulted in a return to more traditional financial protection products with fixed and guaranteed investment returns.

Despite the changes in financial markets during the last three years, the long-term view is of increasing demand for insurance products. In Europe, the post-World War II "baby-boom" generation is creating an ageing population and, as a result, more countries are reducing the level of state funded welfare systems. This trend has led to an increase in retirement and other saving-oriented product advice and services in respect of financial, tax and estate planning. Moreover, the continued uncertainty generated by stock markets volatility has reinforced the need for financial advice.

France. In 1999 and 2000, the French Life & Savings market had experienced a significant growth in gross premiums (13% and 20%, respectively), mainly driven by the success of unit-linked savings products. In 2001, the market was adversely affected by unfavorable stock market conditions, leading to a 7% decrease in gross premiums resulting from a 40% decrease in gross premiums on unit-linked contracts being partly offset by an 18% increase in general account premiums. In 2002, as the financial markets remained adversely oriented, the same trends persisted with unit-linked premiums decreasing by 32%, which was partly offset by a 16% increase in general account premiums. Overall, total gross premiums increased by 2% in 2002.

United States. U.S. investors faced a difficult and unsettling year as the equity markets continued to decline; interest rates were lowered to provide economic stimulus and concerns with corporate improprieties and economic growth continued. In the life insurance market, there was a shift in sales away from variable universal (equity-linked) life insurance (down 20% in the first nine months of 2002) to universal (fixed interest rate) and term Life insurance (up 33% and 16% respectively, in the first nine months of 2002). In the annuity market, sales of variable annuity/savings products were up 7% in the first nine months of 2002 while fixed annuity sales increased by 60% in the first nine months of 2002. Management believes that continued market uncertainty has increased the need for financial advice.

One survey reported that the number of investors reporting they need "very little advice" fell from 53% in 1999 to 32% in 2001. The educational savings plan market continues to grow as parents save for their children's education and take advantage of the income tax benefits in respect of this type of saving plan introduced by the government. Funding of "529" education plans has grown to approximately U.S.$8.5 billion of assets through 2001 up from U.S.$2.5 billion at year-end 2000.

United Kingdom. New annualized business (new regular premiums plus 10% of single premiums) grew by approximately 5% in 2002 (compared with 16% in 2001), the lower growth rate being largely attributable to continuing adverse stock market conditions, especially their volatility. As in 2001, pensions were the principal growth area in 2002; an increasing proportion of business was written on Stakeholder on ‘1% world' terms where a 1% limit is placed on annual charges for administering such products. There was no growth in overall sales of investment products in 2002 although sales of guaranteed bonds increased by over 60%, reflecting investors' caution in uncertain investment conditions. Sales of "with-profit bonds", the largest investment product sector, fell by around 20% as falling stock markets left providers with insufficient financial strength to write the business at the levels of previous years. Independent Financial Advisers continued to be the principal sales channel in 2002 accounting for around 70% of new business.

Asia / Pacific.

Japan. The Japanese Life insurance market experienced declining in-force business for the seventh consecutive year (a reduction of 3% compared to fiscal year 2001). In the midst of difficult conditions for Japanese domestic companies (4 point decrease of in-force business), the share of foreign Life insurers in the Japanese market reached 14%, a 3 point increase compared to 2001. AXA Japan retained the 12th position in the Japanese Life insurance industry with a 1.8% market share at end of March 2002 (on total asset base).

Australia. In Australia and New Zealand, the savings related investment sector continued to be the growth area due to the ageing of the population and continued government support for self-funded retirement. Retail savings and investment sectors have been adversely impacted in 2002 by the poor performance of global investment markets, with net inflows 40% lower than the same period last year. Although Life insurance is a smaller segment of the market than investment related products, individual life and disability insurance products have grown at over 10% in 2002. Hong Kong. The Hong Kong Life insurance market continued to experience strong growth fuelled by the aggressive entry of the major banks. This is being driven by investors' needs for advice in order to establish alternative wealth creation strategies following the property market downturn and low interest rate environment. In 2002, the Hong Kong economy has been weak and consumer confidence has been depressed by the slow economic recovery. The Hong Kong equity market (Hang Seng Index) fell 18% between January and the end of December.

Germany. In 2002, growth of the Life & Savings market re-accelerated and was again higher than 4%, after it had slowed down in the two previous years (2001 and 2000: 2%). However, the impact of the German pension reform on this growth was lower than expected. The supervisory authority took much longer to certify corporate pension solutions. Therefore, the consumers, following the advice of consumer associations, waited until late in the year when finally all types of offers were available from different providers. The ongoing need for individual financial protection will continue to have positive impact on the Life & Savings growth prospects. However, the downturn of the capital markets also severely affected the insurers because it will force them either to reduce significantly promised policyholder returns for 2003 or – in extreme cases – even stop selling Life insurance with guaranteed returns. Health insurance showed highest growth rates with almost 6.0% (2001: 4.9% and 2000: 4.0%). This was mainly attributable to a strong increase of the number of individuals insured, who have left the state social security system. To stop this trend, the federal government has increased the threshold values of the minimum annual salary necessary for switching from a state to a private Health insurance (effective in 2003).

Belgium. After a general boom in unit-linked savings related products between 1997 & 2000 (CAGR: 119%), the trend changed in 2001 and, in 2002, led to an expected decrease of 40%. This shift away from unit-linked products was primarily due to the deterioration in stock market performance. As a result, consumers returned to savings related insurance products with guaranteed returns (an increase of 30% in 2002) and bank savings products.

Southern Europe. Spanish Life market increased by 15% in 2002 driven by the legal requirement of group pension outsourcing, with the regulatory deadline being November 16, 2002. In 2002, the Italian market witnessed significant increase in premium rates: gross written premiums increased 18% as compared against 12% in 2001. Traditional products with a guaranteed yield captured most of new business (an increase of 143% from last year, as at September 30, 2002) because of the poor performance of financial markets. On the contrary, new business growth for unit-linked products was weak. Banks underwrote 67% of total new business, while the rapid growth of financial advisors allowed them to seize the same share as agents, at 13% of total. The Portuguese market grew by 1.6% as compared to the same period last year. This growth was mainly attributable to the exceptional increase of two bankassurers (Santander and BPI) whereas traditional insurers registered a decrease of their gross written premiums. Excluding these two bankassurers, this market decreased by 8.9%.

PROPERTY & CASUALTY

In 2002, the Property & Casualty market continued growing, with further significant rate increases. This allowed insurance companies to partly compensate the unfavorable effects of the further claims deterioration after numerous and significant climatic events, mainly in France, Central Europe, United Kingdom and Italy, and the increased reinsurance cost following the September 2001 terrorist attacks.

France. The French Property & Casualty market has experienced four consecutive years of growth since 1999. The increase in gross premiums has accelerated from 2% in 1999 to an estimated 7% in 2001 and in 2002 (including large risks). Growth was fuelled by the increase in French gross domestic product and the increase in rates in all lines of business, particularly large commercial lines in recent years. In 2001 and 2002, the escalating reinsurance costs were also a reason for increases in premium rates on commercial property & commercial liability cover.

Germany. Having reached a growth rate of 2.7% in 2001 (after 1.4% in 2000 which was preceded by four declining years), the market growth stabilized around 3% in 2002. The motor lines (about 43% of the total gross premiums written in the German Property & Casualty market) grew by 2.9% in 2002 as compared to 5% in 2001. Significant premium rate increases took place in the commercial lines, as insurers are no longer willing to accept the substantial underwriting losses of recent years, especially after the U.S. terrorist attacks in September 2001. As in previous years, major losses and cumulated losses are still affecting the German Property & Casualty insurance industry (such as, the flood in Central Europe in August 2002). Claims charges grew considerably in 2002 making further increases of insurance premiums likely, especially in the commercial lines and in personal motor insurance.

United Kingdom. The market has been challenged through a number of adverse events in 2002, including:

  Reduction in underwriting capacity for some competitors, particularly in commercial property as a result of the decline in global equity markets.
  Continued rapid increase in claims costs on injury classes of business (motor and liability).
  Two weather events – one in January and a second in October – impacting property classes.
  A substantial increase in reinsurance premiums in response to the September 11, 2001 U.S. terrorist attacks and a reduction in underwriting capacity in the reinsurance market.

The financial market conditions have resulted in particularly hard market conditions in property & casualty lines. Commercial rates have increased dramatically in non-motor insurance lines. Specifically in respect of general liability and property cover, premium rates have increased in 2002 as compared to 2001 in excess of 40% and 20%, respectively. In personal lines, premium rates on motor insurance have increased by approximately 4%, reflecting the continuing competitive nature of this market and signaling the peak of the cyclical motor insurance market. Premium rates on Household insurance have increased by 6% in 2002.

Belgium. Strong competition prevails in the Belgian saturated market for Property & Casualty insurance products. It is estimated that the market grew by approximately 7% in 2002 (2001: 4%) as a result of rate increases in motor insurance (which represents 36% of total property & casualty), industrial risks and household insurance cover. Some companies also pruned their property & casualty portfolio in order to restore technical profitability. The workers compensation market remained adversely affected by intense competition, with rates remaining almost stable during 2002. In motor insurance, regulation is moving towards the abolition of the merit-rating (bonus-malus) system. Southern Europe. The Spanish Property & Casualty market in 2002 outperformed 2001 with an increase in written premiums of 13%. However, motor insurance business began to show signs of a slowdown; car sales decreased by 6.6% in 2002 as compared to 2001, while claims costs have increased, especially the compulsory liability guarantee. As in 2001, companies operating in the Italian market have significantly increased the premium rates on motor insurance (by over 10% in 2002) to improve technical profitability. The frequency of reported small motor claims has decreased as a result of particularly high tariff increases for clients with a high claims incidents. The non-motor insurance business was adversely affected by the natural events of the second half of 2002, notably the floods in Northern Italy. In Portugal, the Property & Casualty market grew by 10% to €3,845 million. Motor line increased by 7.7% to €1,810 million (representing 47% of total Property & Casualty business). Workers compensation grew 8.4% to €748 million (representing 20% of total Property & Casualty business).

INTERNATIONAL INSURANCE

On the reinsurance side, the huge claims experience in 2001 (that was primarily a result of (i) the U.S. terrorist attacks on September 11, 2001, (ii) the financial market crisis, as well as (iii) some competitors being hit by claims on previous underwriting years for long tail business) resulted in major difficulties for some reinsurers and in hardening market conditions in 2002 (premium rate increases, increases in deductibles paid by the policyholder and more stringent underwriting policies) that are anticipated to tighten further in 2003. However reinsurance has not been hit by exceptional claims in 2002. In 2002, the large risks insurance market experienced a similar effect as compared to 2001 with large claims and the effects of the current financial market crisis, mainly in property and aviation business. The market conditions are expected to tighten significantly in 2003, especially in general liability where legal instability remains high in some countries.

ASSET MANAGEMENT

Asset Management business conditions were difficult in 2002 as stock markets around the world continued to suffer significant losses, thus reducing the market value of assets under management. The depressed markets also caused outflows in equity investments and in money markets, partially offset by strong fixed income inflows. The decrease in average assets under management and the change in product mix impacted negatively the fees collected by Asset Management companies.

December 31, 2002 Operating Highlights

MAIN EVENTS

IMPACT OF DECLINE IN STOCK MARKETS

Following the significant decline in stock markets, in 2002, additional valuation allowances for other-than-temporary impairment of quoted equity securities were recorded for a total amount of €912 million (€614 million net Group share). This amount was in addition to the €995 million recorded in 2001 (€636 million net Group share). It included a liquidity risk reserve of €72 million (€47 million net Group share), maintained in AXA's consolidated financial statements according to French regulation in respect of French insurance companies, despite the fact that analyses performed did not demonstrate any liquidity risk on the invested assets in the portfolio.

ACQUISITIONS AND DISPOSALS

ACQUISITIONS

On June 6, 2002, AXA and BNP Paribas announced that they had concluded an agreement in principle to the acquisition by AXA of 100% of Banque Directe, a subsidiary of the BNP Paribas group. The operation was approved in September 2002 by the French regulator "CECEI", and closed on September 2, 2002. The purchase price was € 60 million, and the operation generated goodwill of €13 million, fully amortized during the year.

In Australia, AXA Asia Pacific Holdings Limited (AXA APH) purchased ipac Securities Limited for €118 million plus an element of deferred earn-out based on the achievement of performance hurdles. The related goodwill was €101 million. ipac is one of the most respected and leading wealth management advisory businesses in Australia, managing approximately €3.7 billion at the end of December 2002 for over 20,000 retail and wholesale clients.

DISPOSALS

In Australia, AXA APH sold AXA Health Insurance Pty Limited, its private health insurance arm, to Macquarie Bank Limited (Macquarie). The disposal is consistent with the Group's strategic direction to focus its growth on wealth management. The sale price, underwritten by Macquarie, was €343 million including a pre-completion dividend. The realized capital gain on sale was €87 million, net Group share.

In France, on August 7, 2002, AXA and Crédit Foncier de France (CFF) reached an agreement with GECINA, under which their stakes (32% and 21%, respectively) in SIMCO, a property company listed on the Premier Marché of Euronext Paris, will be acquired through a public offer (in cash and shares) to be launched by GECINA on SIMCO. The sale was concluded on November 15, 2002 and generated a net profit of €115 million in French insurance companies (of which €113 million in French Life & Savings companies). Following the operation, the share of AXA Group in GECINA is 6.18% (of which 4.95% on French insurance and financial services companies).

CAPITAL AND FINANCING OPERATIONS

AXA ORDINARY SHARES HELD IN TREASURY

As at December 31, 2002, AXA held as its own shares (that is treasury shares) of approximately 30.5 million of its ordinary shares representing 1.7% of AXA's total outstanding ordinary shares. These shares were held at book value of €487 million, (2001: 30.5 million, 1.7%, €489 million, respectively).

FINANCING OPERATIONS

In January 2002, AXA entered into a three-year bilateral credit facility for €100 million. In January and February 2002, AXA issued under its €3.0 billion Euro Medium Term Note Program ("EMTN"), a U.S.$100 million bond due 2004, a € 200 million bond due 2004 and a €200 million bond due 2005. These operations were used to refinance existing debts.

CAPITAL OPERATIONS

The AXA Group has for several years offered its employees, in and outside France, the opportunity to subscribe for shares issued by way of capital increase reserved for employees. In 2002, employees invested €255 million (€13 million in July 2002 and €242 million in December 2002). The 2002 offerings led to the issuance of 27.2 million additional shares, bringing the total number of shares issued and outstanding to 1,762 million as at December 20, 2002. As of December 31, 2002, employee shareholders represent approximately 4% of the outstanding share capital of AXA as compared to 2.3% as of December 31, 2001.

Please refer to "– Liquidity and Capital Resources" included elsewhere within this section of the annual report for further information.

EVENTS SUBSEQUENT TO DECEMBER 31, 2002

Disposals: In Austria and in Hungary, AXA Konzern announced on December 18, 2002 the terms of its discussions with UNIQA Versicherung AG for the sale of its business. This transaction was signed by both parties in December 2002, but is still subject to the approval of local regulators. The estimated amount of the realized capital gain to be accounted for in 2003 is €45 million. In Australia, on November 29, 2002, AXA Asia Pacific Holdings Limited announced that it had signed a memorandum of understanding to sell its 50% stake in Members Equity Pty Ltd for €51 million. The transaction was finalized early in 2003, at which time the realized capital gain on the sale (€11 million Group share) will be recorded in AXA's consolidated financial statements.

2002 Dividend: At the annual general meeting of shareholders of AXA held on April 30, 2003, the shareholders approved the dividend in respect of 2002 of €0.34 per ordinary share, or €599 million, based on the number of shares outstanding at December 31, 2002. The approved dividend will be paid in 2003.

Financing operation: On May 7, 2003, AXA issued U.S.$500 million of undated subordinated callable fixed rate notes under its existing €3.0 billion Euro Medium Term Note program. The notes were issued at an issue price of 100% and bear interest at the rate of 7.10% per annum, payable quarterly in arrears. The Company may, at its option and in certain circumstances shall, redeem the notes, at par on or after November 7, 2008 or prior to this date in the event of certain tax or regulatory events. The proceeds of the issue will be primarily used to refinance existing subordinated bonds.

CRITICAL ACCOUNTING POLICIES

The results of AXA are sensitive to the accounting policies, assumptions and estimates that underlie the preparation of its consolidated financial statements. The accounting policies used in the preparation of the consolidated financial statements are set out in Note 2 in the notes to the consolidated financial statements under Item 18 of this annual report. AXA's consolidated financial statements are prepared in accordance with accounting principles generally accepted in France (French GAAP). Given that AXA is also a company listed on the New York Stock Exchange, AXA is also required to provide certain financial information in accordance with generally accepted accounting principles in the United States of America (U.S. GAAP). Certain of AXA's accounting policies under French GAAP and U.S. GAAP require the use of estimates and assumptions that may involve a degree of judgment that could affect amounts reported in AXA's consolidated financial statements. Management review the estimates and assumptions used in the preparation of the consolidated financial statements on an ongoing basis. AXA bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The results of such factors form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates under different assumptions or conditions. The critical accounting policies and related judgments underlying the consolidated financial statements, which management believe are most dependent on the application of estimates and assumptions, are summarized below. The notes to the consolidated financial statements also contain a summary of the significant accounting policies adopted by AXA, including a discussion of (i) recently issued accounting pronouncements and (ii) significant differences between French GAAP and U.S. GAAP.

The statements below contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act. See "Special Note Regarding Forward-looking Statements" included in the beginning of this annual report.

AXA's principal investments for its insurance related assets are in fixed maturity and equity securities. Under French GAAP, these securities are carried at amortized cost or historical cost unless impaired, whereas under U.S.GAAP these securities are stated at fair value unless otherwise indicated. The basis for measuring fair value may require utilization of investment valuation methodologies, such as discounted cash flows analysis, if quoted market prices are not readily available. The basis for determining whether there is an impairment will depend upon whether the decline in fair value is deemed to be other than temporary. Under French GAAP, the scope of an impairment review is based on market volatility, and (i) the recoverable value, which is not, except in certain circumstances, the market value at year end but rather a value determined based on the net worth, future cash flows and specific considerations relating to the industry sector / activities of the issuer, and (ii) ability and intent to hold the security until the market value recovers. These allowances may be reversed in future periods if the facts, circumstances and information available to management warrant such course of action. Consequently, the assessment of whether impairments have occurred is based on evaluation of the issuer and its future earnings potential including near-term prospects of recovery. Under U.S GAAP, the determination of impairment is based on market value at year end and again may include a certain level of evaluation by management in assessing prospects of near-term recovery. The use of different methodologies and assumptions may have a material effect on the comparison of AXA's consolidated operating results between French GAAP and U.S. GAAP.

AXA enters into derivative transactions primarily to hedge interest rate risk, foreign currency risk and change in equity price risk. The associated financial statement risk is the volatility in net income, which can result from (i) changes in fair value of derivatives not qualifying as accounting hedges, and (ii) ineffectiveness of designated hedges. As AXA manages its hedging strategies to meet the hedging requirements as set forth under French GAAP basis, certain economic hedging relationships established by AXA could not be designated as qualifying U.S. GAAP hedges and, therefore, such derivatives are accounted for as trading instruments creating additional income statement volatility under U.S. GAAP.

The "Insurance liabilities, gross of reinsurance" is the largest liability in AXA's consolidated financial statements. The company establishes liabilities for amounts payable under insurance policies, including traditional life insurance contracts, immediate annuities and health insurance contracts. Generally, amounts are payable over an extended period of time and the profitability of the products is dependant on the pricing of the products. The principal assumptions used in pricing these policies and in the establishment of liabilities for future policy benefits are mortality, morbidity, expenses, policy lapse and surrender rates, investment returns, interest crediting rates to policyholders and inflation. Differences between the actual experience and assumptions used in pricing the policies and in the establishment of liabilities result in variances in profit and could result in losses. Determination of the liabilities in respect of guaranteed minimum income benefit and death benefit features (GMIBs and GMDBs) is based on models that involve estimates and judgments, including those regarding expected market rates of return and volatility, contracts surrender rates and mortality.

AXA's insurance liabilities also include unpaid claims and claim expenses. The property & casualty claims reserves are determined on a basis to cover the total cost of settling an insurance claim. With the exception of disability annuities, that are deemed structured settlements, the claims reserves are not discounted. The claims reserves include the claims incurred and reported, claims incurred but not reported ("IBNR") in the accounting period and costs associated with the claims settlement management. The claims reserve is based upon estimates of the expected losses for all lines of business taking into consideration management's judgment on the anticipated level of inflation, regulatory risks and the trends in cost and frequency of claims, actual against estimated claims experience, other known trends and development, and local regulatory requirements.

The costs of acquiring new and renewal business that vary with and are primarily related to the production of new business are specifically identified and deferred by establishing an asset, referred to as deferred policy acquisition costs ("DAC"). The extent to which acquisition costs are deferred is a significant factor in that business' reported profitability in any given period. In addition and in respect of in-force insurance business acquired in a business combination, the present value of future profits attributable to that business is recorded at acquisition date, being Value of Purchased Life Business in Force ("VBI"). The extent to which VBI is calculated will depend on assumptions used to estimate the future profitability of the contracts acquired. In respect of amortization of DAC and VBI on certain types of insurance contracts, the amortization may be affected by changes in estimated gross profits or margins principally related to investment return, mortality and expense margins, lapse rates and anticipated surrender charges. Should revisions to estimated gross profits or margins be required, the effect is reflected in earnings in the period that the assumptions are revised.

In respect of AXA's defined benefit pension plans across its operations there are several assumptions that impact the actuarial calculation of pension plan obligations and, therefore, the net periodic pension cost. The net periodic pension cost is the aggregation of the compensation cost of benefits promised, interest cost resulting from deferred payment of those benefits, and investment results of assets dedicated to fund those benefits. Each cost component is based on best estimates of long-term actuarial and investment return assumptions. Actual experience different from that assumed generally is recognized prospectively over future periods. In addition and under U.S. GAAP only, an additional minimum pension liability is recognized if the accumulated benefit obligation ("ABO"), which represents the measurement of pension obligations relating to services performed by active and terminated, as well as retired employees, through the current measurement date, is in excess of the fair value of plan assets at measurement date (as measured separately for each defined benefit plan). The after-tax charge, if any, is recognized in accumulated other comprehensive income (a separate component of shareholders' equity) and not through operating results.

AXA reviews goodwill arising from business combinations when there is an indication that impairment may have taken place, or act a minimum on an annual basis. Indications of impairment include any events or changes in circumstances that indicate that the carrying amount of goodwill may not be recoverable and, therefore, there is an element of judgment in (i) evaluating when the indication of an impairment is significant enough to require a full test to be undertaken, and (ii) determining the fair value to be used to assess recoverability of the carrying value.

Under French GAAP, valuation allowances are recorded against deferred tax assets unless under an economic approach (based on thorough analysis of future statutory profits) the deferred tax assets are deemed recoverable. US GAAP gives greater weight to previous cumulative losses than the outlook for future profitability when determining whether deferred taxes are realizable.

CONSOLIDATED OPERATING RESULTS

CONSOLIDATED GROSS REVENUES

The table below presents gross revenues by segment after the elimination of intercompany transactions for the periods indicated.

(in euro millions)

Consolidated gross revenues (a)
	Years ended December 31,
	2002	2001	2000

Life & Savings	48,586	48,399	45,997
Property & Casualty	15,948	15,896	15,579
International Insurance	5,762	5,678	3,651
Asset Management	3,411	3,730	2,984
Other Financial Services	1,020	1,128	11,760

TOTAL	74,727	74,832	79,971

(a) After elimination of intercompany transactions.

YEAR ENDED DECEMBER 31, 2002 COMPARED TO YEAR ENDED DECEMBER 31, 2001

Consolidated gross revenues were down by €105 million to €74,727 million in 2002, or a decrease of 0.14%. The decrease was mainly due to negative impacts from:

  A stronger euro currency, primarily against the yen and U.S.dollar (on a constant exchange rate, consolidated gross revenues would have been €2,136 million higher).
  Starting January 1, 2002, the "de-consolidation" or change in consolidation method for small entities (for which premiums did not exceed 0.15% of AXA's consolidated gross revenues), amounting to €532 million. AXA now accounts for the following as investments under the equity method: Turkey Life & Savings and Property & Casualty operations, Hong Kong and Singapore Property & Casualty operations and Direct Seguros in Spain.

On a comparable basis, consolidated gross revenues increased by 4.6%.

The following commentary on segment contribution to AXA's consolidated gross revenues is based on financial data after the elimination of intercompany transactions, as detailed in Note 31 "segment information" to the notes to the consolidated financial statements included elsewhere in this annual report.

Life & Savings Segment. Gross revenues were stable year on year (or were up by 5.5% on a comparable basis). The United States (up by 15.4%) had very good performance primarily due to strong sales on the new variable annuity product launched in April 2002 and to strong first quarter sales of a new Fixed Annuity product (SPDA) launched in September 2001. Japan (up by 28.8%) was driven by a sharp increase in group pension premiums following acquisition of additional shares in several large contracts. This strong growth was partly offset by a lower performance from France (down by 5.4%) and the UK (down by 6.5%), as both were strongly impacted by poor stock market conditions driving customers away from unit-linked product sales. This trend was accelerated in the UK by the withdrawal from the "with-profit" bond market in July 2002, consistent with the long held strategy of prudent financial management of financial strength. Property & Casualty Segment. Gross written premiums were relatively stable year on year (or up by 5.7% on a comparable basis), which included strong performance in the UK (up by 12.6%) and France (up by 6.3%), driven by strong rates increases, combined with limited effects of stricter underwriting policies.

International Insurance Segment. Gross revenues were relatively stable year on year (or up by 4.6% on a comparable basis): AXA Corporate Solutions (up by 4.1%), due to the favorable impact of rate increases, partly offset by a decrease in Reinsurance, mainly due to 2001 non-recurring premiums (September 11, 2001 reinstatement premiums). Asset Management Segment. Gross revenues were down by 8.6% (or a decline by 7.2% on a comparable basis). The decrease was mainly attributable to Alliance Capital (down by 8.4%), where the drop in the financial markets impacted the value of assets under management. Despite these unfavorable effects, overall, the Group's asset managers collected €7.8 billion of net new money.

YEAR ENDED DECEMBER 31, 2001 COMPARED TO YEAR ENDED DECEMBER 31, 2000

Consolidated gross revenues totaled €74.8 billion, or a decrease of €5.2 billion as compared to 2000. The decrease was mainly due to the sale of Donaldson, Lufkin & Jenrette (DLJ) in November 2000, which contributed €10.7 billion to 2000 consolidated gross revenues. 2001 consolidated gross revenues benefited from (i) the inclusion of twelve months of revenues from AXA Life Japan of €2.1 billion, as 2000 only included 6 months of post-acquisition revenues of Nippon Dantai, and (ii) a full year of revenues from the former Sanford Bernstein operations of approximately €0.6 billion, as 2000 included only 3 months of post-acquisition revenues. On a comparable basis, consolidated revenues increased by 2.1%.

Life & Savings Segment. Gross revenues increased by 5.2% (or a decrease by 1.6% on a comparable basis). 2001 premiums on unit-linked business was adversely affected by the decline in the global stock markets specifically in France (down by 12%) and the United States (down by 9%), and was partially offset by growth in Belgium (up by 53%) and in the United Kingdom (up by 16%).

Property & Casualty Segment. Gross written premiums increased by 2.0% (of 2.4% on a comparable basis), with growth in all major countries (except in the United Kingdom) primarily due to premium rate increases. The decrease in the United Kingdom was attributable to portfolio outflow following the reduction of non-profitable contracts.

International Insurance Segment. Gross revenues increased by 55% (or 53% on a comparable basis) mainly due to (i) growth in assumed business, and (ii) a significant increase in premium rates and reinstatement premiums following the U.S terrorist attacks on September 11, 2001.

Asset Management Segment. Gross revenues increased by 25% mainly due to the acquisition of substantially all the assets of Sanford C. Bernstein Inc. in October 2000. On a comparable basis, gross revenues decreased by 1.6%, mainly due to lower fees earned on assets under management as a result of the depreciation in value of the global stock markets in 2001.

Following the sale of DLJ, the consolidated gross revenues of Other Financial Services Segment decreased significantly and currently represents less than 2% of consolidated gross revenues, as compared to 15% in 2000.

CONSOLIDATED NET INCOME

The tables below present AXA's consolidated operating results and contribution to AXA's consolidated net income by segment for the periods indicated.

(in euro millions)

Net income
	Years ended December 31,
			2000 (a)	2000
	2002	2001	Pro-forma	Actual

Gross written premiums	69,723	69,471	64,788	64,788
Bank revenues (b)	1,012	1,127	11,754	11,754
Fees, commissions and other revenues	3,992	4,234	3,429	3,429

Gross revenues	74,727	74,832	79,971	79,971

Change in unearned premium reserves	(382)	(355)	(439)	(439)
Net investment result (c)	(8,713)	(1,244)	14,629	14,811

Total revenues	65,632	73,233	94,161	94,342

Insurance benefits and claims	(47,922)	(56,668)	(62,160)	(61,512)
Reinsurance ceded, net	(523)	1,163	459	1,001
Insurance acquisition expenses	(5,891)	(6,394)	(5,892)	(6,274)
Bank operating expenses (b)	(600)	(838)	(6,509)	(6,509)
Administrative expenses	(8,098)	(8,775)	(11,859)	(11,871)

Income before income tax expense	2,597	1,721	8,200	9,176

Income tax expense	(426)	(45)	(2,445)	(2,773)
Equity in income (loss) of unconsolidated entities	23	17	(23)	(23)
Minority interests	(368)	(385)	(1,935)	(2,124)
Goodwill amortization, net	(877)	(788)	(353)	(353)

NET INCOME	949	520	3,444	3,904

(a)	Pro forma New French GAAP according to the New French Regulations that became effective on January 1, 2001, as if New French GAAP had been in force since January 1, 2000.
(b)	Following the disposal of Donaldson, Lufkin & Jenrette (DLJ) in the second half of 2000, these items are significantly lower in 2001.
(c)	The change in fair value of separate accounts had adversely impacted the net investment result for €-17,576 million in 2002,€ -11,613 million in 2001 and €-4,713 million in 2000.

(in euro millions)

Net Income
	Years ended December 31,
	2002	2001	2000 (a)	2000
			Pro-forma	Actual

Life & Savings	1,063	922	1,802	2,050
Property & Casualty	(19)	52	135	306
International Insurance	(176)	(386)	97	137

Total Insurance	869	588	2,034	2,493

Asset Management	218	153	166	166
Other Financial Services	119	97	121	121

Total Financial services	337	250	287	287

Holding companies	(257)	(318)	1,123	1,123

NET INCOME	949	520	3,444	3,904

(a)	Pro forma New French GAAP according to the New French Regulations that became effective on January 1, 2001, as if New French GAAP had been in force since January 1, 2000. The pro forma financial information was not subject to audit.

CHANGES IN ACCOUNTING PRINCIPLES IN 2000

Due to the adoption of new French regulations for French insurance companies (Regulation No. 2000-05 of the Comité de la Réglementation Comptable) that became effective as of January 1, 2001, certain changes were made to AXA's existing accounting policies in France. Overall the adoption had a limited impact to the consolidated operating results and financial position of AXA as most of the accounting policies set forth in the new regulation were already in effect at AXA. For comparative purposes, the table below and certain other tables within this section of the annual report present 2000 pro forma financial data to show what AXA's operating results would have been if the new regulations were applied in 2000.

(in euro millions)

Reconciliation of 2000 Net Income from Actual to Pro forma, by Segment
		Life &	Property &	International	Other
	Total	Savings	Casualty	Insurance	segments

Net Income (actual) 2000	3,904	2,050	306	137	1,410

Significant changes in accounting principle
Equalization Reserves	(163)	–	(120)	(43)	–
Restatement of certain asset at historical cost	(40)	(40)	–	–	–
Cost of reinsurance - Disability Income Portfolio	(211)	(211)	–	–	–
Restatement of realized capital gains
on treasury shares	(60)	–	(60)	_	–
Other	14	3	9	2	–

Subtotal	(459)	(248)	(171)	(41)	–

Net Income (Pro forma) 2000	3,444	1,802	135	97	1,410

The significant changes in accounting principles for the AXA Group effective from January 1, 2001 mainly related to the following items:

  the accounting for equalization reserves could no longer be recognized under French GAAP unless such reserves relate to catastrophe risk reserves;
  certain assets in AXA's U.S. and Asia Pacific operations could no longer be held at market value;
  the cost of the Disability Income reinsurance treaty placed by the U.S. life & savings operations in 2000 could no longer be amortized against income over the term of the contract but instead expensed immediately; and
  could no longer record realized gains on the disposal of treasury shares.

YEAR ENDED DECEMBER 31, 2002 COMPARED TO YEAR ENDED DECEMBER 31, 2001

The 2002 net income of €949 million was significantly higher as compared to 2001, or an increase of €429 million. The 2002 net income included:

  The cost of September 11, 2001 U.S. terrorist attacks in 2001 was €846 million (before tax and net of reinsurance), or a €561 million impact against net income. A further €143 million (before tax and net of reinsurance) or €89 million net Group share, was accounted for in the International Insurance Segment in the first half of 2002 due to the complexity of the claims and the time lag in reporting the information to the ceding company.

The 2002 net income included €235 million from exceptional operations relating to:

  the capital gain of €87 million realized on the sale of AXA Asia Pacific Holdings' health activities, and an exceptional profit of €148 million in Alliance Capital, as a result of the partial release (€277 million) of the provision set up in 2000 to offset the dilution gain when acquiring Sanford C. Bernstein, Inc. This release was due to the buy-back of 8.16 million private units in Alliance Capital to the former shareholders of Sanford Bernstein, after these shareholders exercised their liquidity put option; it generated an additional goodwill, which was entirely amortized over the year (€129 million at average exchange rate).

The contribution to AXA's consolidated net income in respect of each operating segment is set out below.

Life & Savings Segment. The contribution to AXA's consolidated net income (increased by €141 million to €1,063 million in 2002) was mainly due to lower valuation allowances on equity securities as compared to 2001.

Property & Casualty Segment. The combined ratio strongly improved by 6 points to 106.5% from 112.5%, or 5.7 points on a comparable basis (excluding the UK Discontinued business now presented in the International Insurance segment), reflecting a strong technical improvement in all major entities, driven by the impacts of stricter underwriting measures and rate increases, and despite the impact of natural disasters in 2002. There was better operational performance in all major countries that was negatively impacted by the lower level of net capital gains in connection with the continuing unfavorable global financial market conditions. Overall, the property & casualty segment had a net loss of €(19) million, down by €71 million as compared to 2001.

International Insurance. Segment. The contribution to AXA's consolidated net income improve from a net loss of €(406) million in 2001 to a net loss of €(176) million in 2002. This improvement was mainly due to (i) lower cost in 2002 compared to 2001 primarily in respect of the U.S. terrorist attacks on September 11, 2001 (€89 million in 2002 as compared to €515 million in 2001).

Asset Management. Segment. The contribution to AXA's consolidated net income in 2002 increased by €65 million to €218 million mainly due to Alliance Capital, in respect of an increase primarily due to the buyback of Alliance Capital units in connection with the Sanford C. Bernstein transaction partly offset by additional amortization of goodwill related to the Bernstein transaction and lower margins in light of the continued decline in equity markets.

Other Financial Services. Segment. The contribution to net income in 2002 of €119 million (or an increase of €22 million as compared to 2001) was due to a lower level of goodwill amortization (down by €36 million) that was partly offset by a decrease in income before income tax expense mainly due to AXA Bank Belgium and the French banks.

The activities from the holding companies resulted in a net loss of €(257) million in 2002 as compared to a net loss of €(318) million in 2001. The results include a one-off profit from the sale of AXA Asia Pacific Holdings' health operations in August 2002 and lower interest expense in 2002, that was partly offset by a sharp decrease in net capital gains of €145 million.

YEAR ENDED DECEMBER 31, 2001 COMPARED TO YEAR ENDED DECEMBER 31, 2000

The 2001 net income totaled €520 million in 2001 as compared to €3,904 million in 2000 actual.

The decrease was mainly due to the absence of exceptional operations in 2001 as compared to 2000. In 2000 the net income included several exceptional operations as noted below:
  the consolidated net realized gain on the sale of DLJ, which totaled €2,004 million net group share (€2,071 million net group share and net of realized and unrealized losses on Credit Suisse Group shares received in respect of that transaction of €67 million), of which €936 million (net group share) was attributed to the Life & Savings operations and €1,068 (net group share) was attributed to the holding companies.
  realized losses and valuation allowances of €236 million (net group share) relating primarily to the U.S. life & savings high yield bond portfolio as a result of broad weaknesses in credit markets from a slowing economy during the third and fourth quarter of 2000, coupled with a review of investment strategy following AXA's acquisition of the minority interests in AXA Financial; and
  provision of €125 million recorded during the period in connection with the sale of Banque Worms, which was agreed in February 2001 and completed in April 2001; and

In addition, net income in 2001 was lower partly due to the (i) increase in goodwill amortization of €402 million (net group share) in 2001, mainly due to full year of amortization recorded in 2001 for significant acquisitions undertaken in 2000, including AXA's buyout of minority interests in Sun Life & Provincial Holdings, subsequently renamed AXA UK Holdings(July 2000), and in AXA Financial (December 2000), and the acquisition of Sanford C. Bernstein (October 2000) and Nippon Dantai (March 2000), (ii) the impact of the September 11, 2001 U.S. terrorist attacks of €561 million (net of reinsurance and tax, and after adjustment to DAC); (iii) a lower level of net investment gains (€229 million in 2001 as compared to €1,096 million in 2000), principally due to the significant decline in the global stock markets, which resulted in (i) lower level of realized capital gains on sale of investments, and (ii) valuation allowances in respect of securities, consisting of a €636 million impairment on equity securities and €68 million in respect of fixed maturity investments in Enron; (iv) the increase in interest expense of AXA (the Company) of approximately €200 million due to new borrowings and debt issued in 2000 to partly finance the acquisitions in 2000; and (v) the sale of DLJ in November 2000 and, consequently, no contribution to AXA's net income in 2001.

These unfavorable items were only partially offset by t he €199 million impact of the tax reform in Germany: effective from January 1, 2001, realized capital gains on equity securities are no longer taxable in Germany and, therefore, the corresponding deferred tax liabilities have been released; and the additional contribution to AXA's 2001 consolidated net income related to the buyout in minority interests in 2000 relating to (i) AXA Financial (total impact of €284 million), and (ii) AXA UK Holdings (total impact of €43 million).

The contribution to AXA's consolidated net income in respect of each operating segment is set out below :

Life & Savings Segment. The contribution to AXA's consolidated net income decreased by €1,128 million to €922 million in 2001 mainly due to (i) the absence of a significant level of profits from exceptional items of €700 million recorded in 2000 due to the gain on sale of DLJ partly offset by realized losses and valuation allowances on the U.S. high-yield bond portfolio, and (ii) a decrease in net investment gains, which included valuation allowances on equity securities.

Property & Casualty Segment. The contribution to AXA's consolidated net income decreased by €254 million to €52 million in 2001 mainly due to (i) 2000 included gains on sale of treasury shares and realized equalization reserves that can no longer be recorded under new French GAAP regulations from January 1, 2001, and (ii) a lower level of net investment gains, which included valuation allowances on equity securities.

International Insurance Segment. The contribution to AXA's consolidated net income decreased from a €116 million profit in 2000 to a €(357) million net loss in 2001 primarily due to four major losses (including the U.S. terrorist attacks on September 11, 2001) and a decrease in the net investment result.

Asset Management Segment. The contribution remained relatively stable at €153 million as compared to 2000 given difficult stock market conditions. The 2001 result included a full year of operating results from Sanford Bernstein (acquired in October 2000).

Other Financial Services Segment. The contribution to AXA's consolidated net income decreased by €24 million to €97 million in 2001 partly due to the absence of DLJ's operating results, as sold in November 2000.

The activities of the holding companies generated a net loss of €(318) million in 2001 as compared to a net profit of €1,123 million in 2000. This change was mainly due to the absence of exceptional gains recorded in 2000 (relating to the sale of DLJ) and an increase in interest expense in 2001 on debt issued in 2000 to finance various acquisitions.

CONSOLIDATED SHAREHOLDERS' EQUITY

At December 31, 2002, consolidated shareholders' equity totaled €23.7 billion. The movement in shareholders' equity since December 31, 1999 is presented in the table below:

	Shareholders' Equity	Number of ordinary
	(in euro millions)	shares outstanding (a)
		(in millions)

At December 31, 1999	16,358	1,425
– Conversion of 6% mandatorily converted notes (at maturity)	282	16
– Merger of AXA Participations	216	8
– Issuance of ordinary shares (June 2000)	3,680	121
– Capital increase (employee share purchase program)	235	8
– Issuance of ordinary shares for AXA Financial transaction (b)	3,131	84
– Other bond conversions and exercise of share options	35	3
– Cash dividend	(713)	–
– Impact of foreign currency fluctuations	(296)	–
– Goodwill from AXA Financial transaction	(2,518)	–
– Other	8	–

December 31, 2000 (before net income for the year)	20,418	1,665
Net income for the year 2000	3,904	–

At December 31, 2000	24,322	1,665
– Impact of New French GAAP	(593)	–
– Conversion of 4.5% mandatorily
convertible bonds at maturity	320	29
– Capital increase in January 2001 (buyout of remaining
AXA Financial, Inc. common shares outstanding) (b)	737	20
– Impact of change in methodology
(AXA Equity & Law Inherited Estate)	(79)	–
– Exercise of share options	32	3
– Capital increase (employee share purchase program)	321	18
– Cash dividend	(1,053)	–
– Impact of foreign currency fluctuations	300	–
– Other	(49)	–

December 31, 2001 (before net income for the year)	24,259	1,734
Net income for the year 2001	520	–
At December 31, 2001	24,780	1,734

(a)	2000 share data restated to take account of the 4-for-1 stock split approved by the shareholders at the annual general meeting of the shareholders held on May 9, 2001.
(b)	In connection with the december 2000 buyout of minority interests in AXA Financial.

	Shareholders' Equity	Number of ordinary
	(in euro millions)	shares outstanding (a)
		(in millions)

At December 31, 2001	24,780	1,734.2
– Capital increases (employee share purchase program)	254	27.2
– Exercise of share options	8	0.8
– Cash dividend	(1,117)	–
– Impact of foreign currency fluctuations	(1,197)	–
– Other	34	–

At December 31, 2002 (before net income of the period)	22,762	1,762.2

Net income for the year 2002	949	–

At December 31, 2002	23,711	1,762.2

CREATION OF SHAREHOLDER VALUE

EARNINGS PER SHARE (EPS)

Based on net income of €949 million in 2002, and a weighted average number of outstanding shares of 1,739 million, fully diluted EPS amounted to €0.55 (2001:€0.30 proforma, or € 0.32 as reported, and 2000 €2.44).

RETURN ON EQUITY (ROE)

(in euro millions except percentages)

	FY	FY	Var. FY 2002 / FY 2001
	2002	2001

Average Shareholder's equity	23,643	24,323
Net income	949	520
ROE	4.0%	2.1%	187bp

LIFE & SAVINGS SEGMENT

The tables below present the operating results of AXA's Life & Savings Segment, as well as, the contribution to gross revenues and net income attributable to the principal geographic operations within this segment for the periods indicated. This information below is before elimination of intercompany transactions.

(in euro millions)

Life & Savings Segment (a)
	Years ended December 31,
			2000 (b)	2000
	2002	2001	Pro-forma	Actual

Gross written premiums	48,080	47,921	45,561	45,561
Fees, commissions and other revenues	539	486	436	436

Gross revenues	48,619	48,407	45,998	45,998

Change in unearned premium reserves	(16)	(2)	(32)	(32)
Net investment result (c)	(10,684)	(3,531)	8,714	8,821

Total revenues	37,920	44,875	54,680	54,786

Insurance benefits and claims	(30,958)	(36,744)	(44,999)	(44,955)
Reinsurance ceded, net	288	139	(424)	118
Insurance acquisition expenses	(2,806)	(3,193)	(2,861)	(2,901)
Administrative expenses	(2,868)	(3,326)	(2,668)	(2,668)

Income before income tax expense	1,575	1,751	3,729	4,381

Income tax expense	(119)	(481)	(1,171)	(1,399)
Equity in income (loss) of unconsolidated entities	(7)	16	41	41
Minority interests	(68)	(48)	(700)	(875)
Goodwill amortization, net	(319)	(315)	(98)	(98)

NET INCOME	1,063	922	1,802	2,050

(a)	Before elimination of intercompany transactions.
(b)	Pro forma New French GAAP according to the New French Regulations that became effective on January 1, 2001, as if New French GAAP had been in force since January 1, 2000.
(c)	The change in fair value of separate accounts had adversely impacted the net investment result by €(17,576) million in 2002,€ (11,613) million in 2001 and €(4,713) million in 2000.

(in euro millions)

Gross revenues
	Years ended December 31,
	2002	2001	2000

France	10,432	11,001	12,528
United States (a)	12,726	11,642	12,483
United Kingdom (a)	8,362	9,086	7,939
Japan	6,428	5,475	3,353
Germany	3,141	2,998	2,913
Belgium	1,629	1,686	1,099
Other countries	5,900	6,520	5,682

TOTAL	48,619	48,407	45,998

Intercompany transactions	(33)	(8)	(1)

Contribution to consolidated gross revenues	48,586	48,399	45,997

(a) Gross written premiums, plus fees, commissions and other revenues.

(in euro millions)

Net Income
	Years ended December 31,
			2000 (a)	2000
	2002	2001	Pro Forma	Actual

France	429	342	389	385
United States	370	367	855	1,098
United Kingdom	293	109	158	158
Japan	(102)	(161)	21	21
Germany	(3)	19	44	39
Belgium	2	59	167	167
Others countries	75	187	169	183

Total	1,063	922	1,802	2,050

(a) Pro forma New French GAAP according to the New French Regulations that became effective on January 1, 2001, as if New French GAAP had been in force since January 1, 2000.

In 2002, the Life & Savings Segment accounted for 65% of AXA's consolidated gross revenues after elimination of intercompany transactions (2001: 65% and 2000: 58%, respectively). The Life & Savings Segment was the primary contributor to AXA's 2002 and 2001 consolidated net income (2000: 53%).

In 2002, the operating results for the Life & Savings segment included the mutual fund sales business in Australia and New Zealand that were included in prior periods in the Asset Management segment under NMFM. The prior periods have not been restated for this change as the impact was not material.

In 2001, AXA adopted new French accounting regulations. For comparative purposes, the tables above provide 2000 pro forma financial data to show what AXA's operating results would have been if the new regulations had been applied since January 1, 2000. The difference between the Life & Savings segment's 2000 actual net income of €2,050 million and 2000 pro forma net income of €1,802 million would have been a decrease of €248 million, mainly due to:

(i)	a decrease of €211 million being the cost of the Disability Income reinsurance treaty placed by the U.S. life & savings operations in 2000 that would have been expensed immediately instead of being amortized against income over the term of contract;
(ii)	a decrease of €40 million reflecting the elimination of unrealized gains and losses on certain assets in AXA's U.S. and Asia Pacific operations that could no longer be held at market value but instead at historical cost; and
(iii)	certain other minor differences that would have increased net income by €3 million.

In addition, in 2001 the financial reporting year-end for the Asia Pacific Life & Savings operations (excluding Japan) were changed from September 30 to December 31 and, consequently, resulted in a fifth quarter of activity being included in Life & Savings segment's 2001 operating results, or €505 million of gross revenues and a net loss €(7) million.

The year on year commentaries below are based on the operating results of the segment before elimination of intercompany transactions (refer to Note 31 "Segment information" to the consolidated financial statements included elsewhere in this annual report for further information)

YEAR ENDED DECEMBER 31, 2002 COMPARED TO YEAR ENDED DECEMBER 31, 2001

Gross revenues (before elimination of intercompany transactions) increased by €212 million in 2002 as compared to 2001, mainly due to higher sales as discussed below.

In the United States, gross revenues increased by €1,084 million, or 9% (or 15% on a constant exchange rate basis). In particular, the company experienced strong sales in respect of its Variable Annuity Accumulation Series product line launched on April 1, 2002, and to high first quarter sales of the fixed annuity product (SDPA) launched in September 2001.

In Japan, gross revenues increased by €953 million, or 17% (29% on a constant exchange rate basis), driven by sustained efforts to increase the sales of higher margin individual Health and Life products and the strong growth in group pension business.

In Germany, gross revenues were up by €143 million, driven by an increase in non-unit linked investment and savings products (up by 8% and representing 97% of total investment and savings premiums) and a 13% increase in premiums from health business (22% of Germany's gross written premiums) due to continued adjustments to premium rates (24% increase in new business as well as higher customer loyalty due to changes in policy features).

These increases in gross revenues also included Spain (up by €320 million due to large group single premium contracts relative to pension fund outsourcing) and Italy (up by €194 million benefiting from a bank insurance distribution agreement signed in 2001).

The increases discussed above were partly offset by decreases in gross revenues from the operations in the UK (€724 million), France (€569 million), Australia/New Zealand (€660 million) and Hong Kong (€417 million). The decreases in the UK and France were mainly attributable to continued unfavorable financial market performance, resulting in a lack of consumer confidence in equity backed products, including unit-linked products. In Australia/New Zealand the decrease was primarily due to the change in reporting year end in 2001 that resulted in 15 months of activity included in the 2001 operating results.

In addition and consistent with its long held strategy of prudent financial management of its financial strength, the UK life and savings operations withdrew from the "with profit" bond market in July 2002.

Net Investment result decreased by €7,153 million in 2002 as compared to 2001. This decrease was mainly due to (i) a decrease of €6,365 million relating to the change in fair value of separate accounts (unit linked) assets and UK with-profit assets due to the decrease in the stock markets (the corresponding change in liabilities is shown in the "Insurance benefits and Claims" below) (ii) lower investment income by €410 million and (iii) a decrease in net investment gains by €379 million.

The 2002 investment income was €410 million lower as compared to 2001 principally due to Japan (lower by €352 million due to lower bond yields in 2002 as a result of the 2001 restructuring of the bond portfolio in order to lower the risk profile).

The 2002 net investment loss of €(661) million was higher by €379 million as compared to 2001. This result was primarily attributable to (i) Australia, which had a €319 million decrease mainly reflecting the impact of declining equity markets on trading assets, (ii) Germany, which recorded €48 million in capital losses in 2002 as compared to realized capital gains of €178 million in 2001, (iii) France (lower by €194 million to €89 million) mainly on equity securities (down by €228 million) that was partly offset by a €113 million gain on the sale of shares in SIMCO (a French-listed real estate company), and (iv) the United States mainly due to realized capital losses of €119 million as gains on the sale of real estate (up by €72 million) were more than offset by higher losses on telecommunications, airlines and energy sector bonds. However, Japan recorded net investment gains of €54 million in 2002 as compared to net investment losses of €(551) million in 2001 (a change of €605 million), primarily due to the absence of a large valuation allowance (€62 million recorded in 2002 as compared to €478 million recorded in 2001) and 2001 included a higher level of net capital losses due to the portfolio restructuring.

Overall, this decrease included a lower level of other-than-temporary impairment of equity securities of €261 million in 2002, as compared to a €699 million gross impairment charge recorded in 2001. The 2002 impairment charge of €438 million before allocation to policyholders' participation and tax was principally from the following operations: Belgium (€112 million), Hong Kong (€101 million), Japan (€62 million), the United States (€28 million), France (€24 million), and the United Kingdom (€23 million), as compared to €699 million charge in 2001 mainly due to Japan (€478 million).

Insurance benefits and claims decreased by €5,786 million in 2002 as compared to 2001. This decrease was mainly due to the above-mentioned decrease in change in fair value of separate account (unit linked) assets and UK with-profit assets, and a decrease in interest crediting/policyholders' participation rates on certain types of insurance contracts due to the fall in asset values, both of which have a direct impact on the valuation of the underlying liabilities. This decrease was partly offset by a net increase in reserves primarily attributable to new business (i) in the US, from net sales in respect of certain variable and fixed annuity products launched in 2002 and 2001, and (ii) in Japan, which had an increase in insurance reserves by €1,294 million in 2002 following the subscription of additional shares of group pension contracts and losses resulting from anticipated conversions of customers from its medical term product in 2003. In addition, there was an increase in insurance reserves by €159 million (gross) relating to guaranteed minimum income benefit and death benefit features on variable annuity products ("GMIB" and "GMDB") in 2002.

Total expenses include insurance acquisition expenses and administrative expenses, which decreased by €387 million and by €458 million, respectively, in 2002 as compared to 2001. The overall decrease was mainly driven by overall cost reduction actions implemented throughout the group. In the U.S., administrative expenses decreased by €255 million in 2002 as compared to 2001 principally due to (i) overall net cost reductions of €175 million, in particular lower salary expense and consulting fees, and (ii) the absence of a €118 million charge for severance costs related to staff reductions incurred in 2001. Total expenses in the UK decreased by €168 million due to reduction in costs and lower volume of new business. In France, expenses decreased by €123 million, mainly attributable to distribution expenses that were down by €64 million on group Life & Health business as a result of the new line of mortgage guarantee business successfully marketed in 2002. On savings products, distribution costs were down by €18 million mainly due to reduced sales. Other management expenses decreased by €37 million attributable to the AXA France cost cutting program resulting in reduced IT, advertising and consulting expenses.

Income tax expense decreased by €362 million to €119 million in 2002 as compared to 2001. The decrease in income tax expense was mainly due the U.S. and the UK, which saw decreases of €253 million and €128 million, respectively. The decrease in the U.S. was due to a €161 million benefit resulting from the favourable treatment of certain tax matters related to separate account investment activity arising during the 1997-2001 tax years and settlement with the U.S. Internal Revenue Service with respect to such tax matters for the 1992-1996 tax years, as well as the impact of lower pre-tax income. In the UK, distribution tax that was previously recorded on the inherited estate attributed to AXA was released in 2002 with a positive impact of €111 million as, in accordance with the scheme governing the financial reorganization, such inherited estate will not be distributed in the foreseeable future. This decrease was partly offset by an increase in income tax expense in Japan by €101 million mainly from the large increase in operating income before tax and the strengthening of the valuation allowance on deferred tax assets of €40 million.

Net income increased by €141 million to €1,063 million in 2002 as compared to 2001, or an increase of 13%. This increase was primarily due to improvements in France (up €87 million), Japan (up €54 million) and the United Kingdom (up €184 million), which included a lower level of valuations allowances on equity securities in 2002 as compared to 2000. These improvements were partly offset by Belgium (down €57 million), Germany (down €22 million), the Netherlands (down €73 million), and Italy (down €34 million). Goodwill amortization remained stable in 2002 as compared to 2001.

YEAR ENDED DECEMBER 31, 2001 COMPARED TO YEAR ENDED DECEMBER 31, 2000

As at January 1, 2001, the basis of profit recognition in respect of the UK participating (with-profit) funds was changed under French GAAP to better reflect the policyholders' rights. This new basis is consistent with the basis of determining such liabilities used by the UK life companies to prepare their financial statements. As a result of the change in accounting method, the profit recorded during the period from UK participating funds represents only 10% of the bonus declared in that period, with the remaining 90% allocated to policyholders. In prior years, profits from UK participating funds were determined as the sum of 10% of the results of the funds (including non-participating business within the "with-profit" fund) and 100% of the investment result on assets in excess of the "with-profit" policyholders' liabilities. The basis of profit recognition for non-participating business, not included in the "with-profit" funds, is unchanged and represented 100% of all revenues and expenses incurred in respect of this business. In addition, as a result of the financial reorganization effective on April 1, 2001, the AXA Equity & Law (AEL) non-participating business within AEL's "with-profit" fund, together with AEL's Inherited Estate attributed to AXA, were transferred into separate legal non-participating funds in AXA Sun Life.

In 2001, the AXA Asia Pacific Holdings group (AXA APH) changed their financial reporting year-end from September 30, to December 31, during 2001.

In respect of 2000,the operating results included only 6 months of post-acquisition activity of the new AXA Japan entity that was created following the acquisition of Nippon Dantai in March 2000.

Gross revenues (before elimination of intercompany transactions) increased by €2,409 million in 2001 as compared to 2000, mainly as a result of:

  An increase in the UK by €1,147 million due in part to increased sales of pension and investment bond contracts. Pension premiums increased on unit-linked and non unit-linked business due to (i) the successful launch of Stakeholder pension products and other pension products adapted to a new competitive environment, (ii) changes in tax law which encouraged customers to use carried forward contributions before the end of the tax year on April
  6, 2001 and (iii) "single premium transfer" business. Investment bond revenues were up by 36% due to strong sales of With Profit bonds (resulting from the launch in June 2001 of an international With Profit bond contract).
  An increase in Belgium of €587 million due to a strong performance of new generation investment products in Belgium, which allowed AXA to outperform an estimated 4.8% market growth, and particularly strong performance of individual non unit-linked products, including CREST. Despite unstable investment markets (market decline by 11% in 2001), unit-linked business remained at the same level as in 2000.

The increases were partly offset by a decline in (i) France (lower by €1,527 million) due to AXA's strategic focus on unit-linked products, which are more sensitive to downward trends in equity markets, and (ii) in the U.S. (€841 million) mainly driven by an industry wide decline in annuity sales (also a consequence of the general slowdown in the overall economy and drop in equity markets).

Net investment result decreased by €12,352 million to €(3,531) million in 2001 as compared to 2000. This decrease was mainly due to (i) a significant decrease by €9,739 million of the change in fair value of separate account (unit linked) assets and UK with-profit assets following the decrease of the stock markets (the corresponding change in liabilities is shown in the "Insurance benefits and Claims" line, (ii) the absence of €700 million (net group share) attributed to the Life & Savings operations recorded in 2000, being €936 million realized gains on sale of DLJ less €236 million realized losses and valuation allowances on high-yield bonds held in the U.S. bond portfolio in the latter half of 2000, and (iii) a decrease in net investment gains of €1,406 million in 2001 mainly fueled by (a) a €699 million gross impairment charge recorded on equity securities, which primarily included Japan (€478 million), Belgium (€91 million), Hong Kong (€46 million), the United States (€41 million), and the UK (€24 million and (b) a high level of net investment losses), specifically in the Asia Pacific operations (excluding Japan) in respect of securities that are actively traded. The overall decrease in net investment gains was partly offset by higher level of investment income in 2001 as compared to 2000 (by €704 million) principally from the Asia Pacific operations, of €681 million mainly as a result of (i) Japan, as 2001, included 12 months of activity in 2001 to 6 months of post-acquisition activity in 2000 (Nippon Dantai acquired in March 2000), and (ii) Australia/New Zealand, as 15 months of operating results included in 2001 due to change in financial year.

Insurance benefits and claims decreased by €8,211 million in 2001 as compared to 2000. This decrease was mainly due to the above-mentioned decrease in change in fair value of separate account (unit linked) assets and UK with-profit assets and a decrease in interest crediting/policyholders' participations rates on certain types of insurance contracts due to the fall in asset values, both of which have a direct impact on the valuation of the underlying liabilities. Under new French GAAP, the €211 million cost of reinsuring the Disability Income portfolio in the U.S. life & savings operations in 2000, which was being amortized over the cntract term, would have been recorded as an immediate charge in the period. Total expenses include insurance acquisition. Insurance acquisition expenses increased by €292 million and by €658 million, respectively, in 2001 as compared to 2000. These increases were mainly a result of a consistent increase in almost all of the countries in which the Life & Savings segment operates: Japan (€154 million), the U.S. (€85 million), the UK (€72 million), France (€54 million) and Belgium (€24 million). The increase in Japan reflected mainly the 12-months of activity recorded in 2001 as compared to only 6-months of post-acquisition activity in 2000. In the U.S., the increase in expense was principally due to (i) an increase in amortization of Information Technology expenses net of capitalization of €115 million and (ii) a €118 million charge for severance costs related to staff reductions. The increase in France was primarily attributable to information technology expenses associated with strategic initiatives and re-engineering of French insurance processes.

Income tax expense was €918 million lower in 2001 as compared to 2000. The decrease was mainly due to the absence of the net investment gains realized gain on the sale of DLJ in 2000, and a decrease in tax in the following operations: (i) the United States (lower by €125 million) in 2001 due to lower taxable income and a lower effective tax rate due to settlement of open tax years, and (ii) the United Kingdom (lower by €44 million) mainly due to lower taxable income. The decrease was partly offset by increase in income tax expense in (i) Belgium (€57 million) mainly due to tax on realized capital gains on the sale of fixed maturity securities in 2001 as compared to 2000, (2000 had a significant level of realized capital gains on equity securities that are not subject to tax in Belgium), and (ii) France (€43 million) mainly due to the impact of a higher effective tax rate in 2001 (30.1%) as compared to 2000 (21.3% as effected by a low tax rate applicable to certain types of realized capital gains recorded in 2000).

Net income decreased by €1,128 million, or 55%, in 2001 as compared to 2000. The decrease was primarily attributable to, among other factors, (i) the absence of a significant level of net investment gains from exceptional items of €700 million that were recorded in 2000, (ii) a €216 million increase in goodwill amortization in 2001 taking account of a full year of amortization for the buyout of minority interests in AXA Financial and Sun Life Provincial Holdings (subsequently renamed AXA UK Holdings) in 2000 ; (iii) a decrease in investment results affected by allowances on equity investments as a result of a downturn in stock markets (primarily in Japan) ; and (iv) operating results from Australia / New Zealand that included a fifth quarter (3-month period ended December 31, 2001), or a net loss of €(7) million following a change in financial year from September 30 to December 31 in 2001. These decreases were partly offset by an increase by € 145 million in the U.S. and U.K, in particular, due to the increase in net income attributed to AXA and, therefore, a decrease in amount attributed to minority interests of €48 million in 2001 as compared to €875 million in 2000 (following the buyout of the minority interests in AXA Financial in December 2000 and Sun Life and Provincial Holdings plc, now AXA UK plc, in July 2000).

ANALYSIS OF INSURANCE GENERAL ACCOUNT INVESTMENT RESULTS

The following table summarizes the net investment results of AXA's Life & Savings operations for the principal categories of general account assets for the periods indicated. Certain invested assets and associated net investment results are not included, and net investment income is not reduced for investment expenses or interest expense on short-term and long-term debt. Accordingly, the net investment results summarized in the following table are not directly comparable to the net investment results discussed above.

(in euro millions)

Life & Savings (a)
	Years ended December 31,
	2002		2001		2000
	Yields	Amount	Yields	Amount	Yields	Amount

Fixed maturity investments:
Net investment income	5.8%	7,336	6.1%	7,342	6.5%	6,804
Net realized gains (losses)	0.4%	532	(0.1%)	(127)	(0.2%)	(595)
Net investment result	6.2%	7,868	6.0%	7,215	6.3%	6,208
Related assets at year end		129,019		123,296		112,203

Equity investments (including trading accounts):
Net investment income	2.8%	1,545	2.8%	1,565	3.8%	1,777
Net realized gains (losses)	(10.0%)	(5,047)	(6.2%)	(3,401)	4.1%	2,790
Net investment result	(7.1%)	(3,502)	(3.4%)	(1,836)	7.9%	4,567
Related assets at year end		48,175		54,950		54,345

Real estate:
Net investment income	6.4%	667	5.9%	660	5.2%	619
Net realized gains (losses)	4.6%	474	3.0%	333	2.5%	335
Net investment result	11.1%	1,140	8.9%	993	7.7%	954
Related assets at year end		10,100		10,821		11,340

Loans:
Net investment income	6.1%	1,385	7.2%	1,705	7.7%	1,497
Net realized gains (losses)	(0.5%)	(106)	(0.5%)	(125)	(0.2%)	17
Net investment result	5.6%	1,279	6.6%	1,580	7.5%	1,514
Related assets at year end		20,991		21,935		25,400

Other assets and cash and cash equivalents:
Net investment income	5.7%	678	6.3%	951	7.3%	1,153
Net realized gains (losses)	0.4%	43	–	(4)	1.0%	147
Net investment result	6.1%	721	6.3%	947	8.4%	1,300
Related assets at year end		11,233		11,828		22,062

Total General Account assets:
Net investment income	5.2%	11,612	5.4%	12,223	5.9%	11,849
Net realized gains (losses)	(1.9%)	(4,105)	(1.5%)	(3,324)	1.1%	2,694
Net investment result	3.3%	7,507	3.9%	8,899	7.0%	14,543
Total General Account assets at year end		219,518		222,830		225,351

(a)	The investment yields were calculated on a constant structural basis using the average net carrying value of invested assets (for each category) in the period. The 2000 investment yield data excluded the realized gains on the sale of DLJ and the realized losses and valuation allowances in respect of the U.S. high-yield bond portfolio. The realized gains were net of realized losses and included the net change in valuation allowances on impaired assets as well as the unrealized gains and losses on investments carried at market value, notably the assets supporting the UK "with-profit" contracts.

PROPERTY & CASUALTY SEGMENT

The tables below present the operating results of AXA's Property & Casualty segment, as well as, the contribution to gross revenues and net income attributable to the principal geographic operations within this segment for the periods indicated. This information below is before elimination of intercompany transactions.

(in euro millions)

Property & Casualty Segment (a)
		Years ended December 31,
	2002	2001	2001	2000 (b)	2000
		Pro forma (c)	Actual	Pro Forma	Actual

Gross written premiums	15,969	15,893	15,925	15,605	15,605
Fees, commissions and other revenues	12	23	2	–	–

Gross revenues	15,981	15,916	15,928	15,605	15,605

Change in unearned premium reserves	(307)	(150)	(115)	(207)	(207)
Net investment result	1,230	1,868	1,916	2,241	2,316

Total revenues	16,904	17,633	17,729	17,639	17,714

Insurance benefits and claims	(12,038)	(12,881)	(13,007)	(13,122)	(12,877)
Reinsurance ceded, net	(229)	(99)	(112)	92	92
Insurance acquisition expenses	(2,754)	(2,862)	(2,868)	(2,683)	(2,710)
Administrative expenses	(1,658)	(1,823)	(1,803)	(1,905)	(1,917)

Income before income tax expense	224	(32)	(60)	21	303

Income tax (expense) benefit	(153)	253	262	138	40
Equity in income (loss) of unconsolidated entities	19	5	5	1	1
Minority interests	5	(22)	(22)	85	72
Goodwill amortization, net	(113)	(133)	(133)	(109)	(109)

NET INCOME	(19)	71	52	135	306

(a)	Before elimination of intercompany transactions.
(b)	Pro forma New French GAAP according to the New French Regulations that became effective on January 1, 2001, as if New French GAAP had been in force since January 1, 2000.
(c)	Discontinued business has been transferred to International Insurance segment.

(in euro millions)

Gross Revenues (a)
	Years ended December 31,
		2001	2001	2000
	2002	Pro forma (b)	Actual

France	4,383	4,171	4,171	4,001
Germany	2,867	3,165	3,165	3,102
United Kingdom	2,749	2,468	2,480	2,686
Belgium	1,401	1,331	1,331	1,301
Others countries	4,581	4,781	4,781	4,515

TOTAL	15,981	15,916	15,928	15,605

Intercompany transactions	(33)	(35)	(31)	(27)

Contribution to consolidated gross revenues	15,948	15,880	15,896	15,579

(a)	Gross written premiums, plus fees, commissions and other revenues.
(b)	Discontinued business has been transferred to International Insurance segment.

(in euro millions)

Property & Casualty Segment - Ratios
		2001	2001
	2002	Pro forma (a)	Actual	2000 (b)

Current accident year loss ratio (net)	80,1%	84,0%	84,2%	84,4%
All accident year loss ratio (net)	78,3%	82,3%	83,0%	84,6%
Expense ratio	28,1%	29,7%	29,5%	29,8%
Combined ratio	106,5%	112,1%	112,5%	114,4%

(a)	Discontinued business has been transferred to International Insurance segment.
(b)	Proforma New French GAAP as if New French GAAP had been in force since January 1, 2000.

(in euro millions)

Net Income
	Years ended December 31,
	2002	2001	2001	2000 (b)	2000
		Pro forma (a)	Actual	Pro Forma	Actual

France	229	258	258	214	274
Germany	(50)	51	51	20	135
United Kingdom	(220)	(149)	(169)	(162)	(162)
Belgium	(47)	(22)	(22)	178	169
Others countries	70	(67)	(67)	(115)	(110)

Total	(19)	71	52	135	306

(a)	Discontinued business has been transferred to the International Insurance segment
(b)	Pro forma New French GAAP according to the New French Regulations that became effective on January 1, 2001, as if New French GAAP had been in force since January 1, 2000.

In 2002, the Property & Casualty Segment accounted for 21% of AXA's consolidated gross revenues after elimination of intercompany transactions (2001: 21% and 2000: 19%). The Property & Casualty Segment had a negative contribution to AXA's 2002 consolidated net income of (2)% (positive contribution in 2001: 10% and 2000: 8%). In 2002, certain discontinued U.K. property and casualty business was transferred to the International Insurance Segment. Consequently, 2001 pro forma financial data is provided for the UK operations for 2002 versus 2001 comparative purposes.

In 2001, AXA adopted new French GAAP regulations. For comparative purposes, the tables above provide 2000 pro forma financial data to show what AXA's operating results would have been if these new regulations applied in 2000. The difference between the Property & Casualty Segment's 2000 actual net income of €306 million and 2000 pro forma net income of €135 million would have been a decrease of €171 million, mainly due to:

(i)	the elimination of movements in equalization reserves (elimination of €120 million release from provisions), as such reserves were no longer permitted under French GAAP unless specific to catastrophe risks,
(ii)	elimination of realized gains on the sale of AXA shares (treasury shares) of €60 million, as no longer permitted, and
(iii)	certain other minor differences that would have increased net income by €9 million.

The year on year commentaries below are based on the operating results of the segment before elimination of intercompany transactions (refer to Note 31 "Segment information" to the consolidated financial statements included elsewhere in this annual report for further information).

YEAR ENDED DECEMBER 31, 2002 COMPARED TO YEAR ENDED DECEMBER 31, 2001

Gross revenues (before elimination of intercompany transactions) increased by €53 million in 2002 as compared to 2001 actual. The increase in gross revenues was mainly due to an increase in premiums in France (in both personal and commercial insurance lines) of €212 million, an increase in the UK (principally in commercial insurance lines) of €269 million and, to a lesser extent, increases in Belgium of €70 million, Spain of €70 million and Ireland of €62 million. This trend was attributable to both increases in premium rates (specifically in France) and a general increase in volume during a period in which strict underwriting policies have been maintained. This overall increase was partly offset by (i) a decrease in premiums from the German operations by €298 million primarily from the transfer of certain large industrial contract business to AXA Corporate Solutions (International Insurance segment), (ii) a €54 million decrease in premiums from the Italian operations due to stricter underwriting policies resulting in a loss of business in the personal motor line, and (iii) a €322 million decrease in premiums from other countries, principally Morocco and Portugal.

The net investment result decreased by €686 million in 2002 as compared to 2001 actual. The decrease was mainly due to (i) lower investment income (decrease of €168 million) from lower dividend yields and bond yields specifically in Germany (down by €33 million) and the UK (down by €54 million), (ii) lower net realized gains on the sale of investments principally from France (down by €198 million to €70 million), Germany (down by €105 million to €(55) million) the UK (down by €81 million to €(68) million), and Belgium (down by €61 million), and (iii) an increase in valuation allowance on impairment of equity securities of €356 million, principally in the UK (€116 million), in Belgium (€97 million), in Italy (€35 million), Germany (€29 million), Spain (€23 million) and France (€19 million), or total of € 276 million net group share.

Insurance benefits and claims decreased by €969 million in 2002 as compared to 2001 actual, primarily across the principal property & casualty operations in France, Germany, the UK and Belgium (as discussed below). In addition, the decrease was partly due to the fact that Turkey, Singapore and Hong Kong property & casualty operations were no longer consolidated but accounted for under the equity method effective from January 1, 2002 on the basis of materiality (decrease in reserves by €(246) million).

In France, the current accident year loss ratio improved by 2.3 points to 78.7% in 2002 (2001: 81%) mainly due to improvements in the commercial line business current accident year loss ratio net of reinsurance by 5.6 points. This improvement was primarily from rate increases and a decrease in claims management expenses. The current year accident loss ratio net of reinsurance for the personal lines business was basically unchanged from prior year. The deterioration in the personal lines business (specifically natural disasters branch) principally due to the September 2002 floods in the South of France was largely offset by improvement in the personal motor line attributable to lower frequency of bodily injury claims.

In Germany, the current accident year loss ratio improved by 4.5 points to 86.2% in 2002 (2001:90.7%), driven by a portfolio-restructuring program and a lower number of large claims in commercial lines business despite heavy storms and flood claims in 2002 in both the personal and commercial insurance lines. The all accident year loss ratio improved by 10.8 points due to the improvement of the current accident year loss ratio and the favorable development of the run-off result in the direct business.

In the UK, the current accident year loss ratio improved by 4.7 points to 72.5% in 2002 (2001:77.2%), primarily in personal and commercial motor and commercial property, despite a pre-tax charge of €32 million for severe weather-related claims in 2002. The improvements were mainly due to a focus on new profitable business, customer retention activities and premium rate increases, including the implementation of new pricing models for Intermediary business. The all accident year loss ratio net of reinsurance improved by 0.7 points to 78.7%. The positive effect of the current year was partly offset by prior year negative development, principally in respect of the increasing cost of large injury losses in the liability account. The prior year negative development follows a case-by-case review of large claim liabilities on personal injury classes during the second half of 2002.

In Belgium, the current accident year loss ratio improved by 5.9 points to 88.7% (2001:94.6%), primarily due to a decrease in claim frequency for most lines, in particular motor and commercial workers' compensation that was partly offset by a deterioration in household line as it suffered from storms in February and October 2002.

Total expenses include insurance acquisition expenses and administrative expenses, which decreased by €114 million and €145 million, respectively, in 2002 as compared to 2001 actual. The overall decrease was due primarily to successful cost cutting programs that reduced management expenses (i) in France (down by €26 million), primarily in Information Technology, advertising and consulting, (ii) in Germany (down by €117 million), mainly the reduction of personnel charges and Information Technology costs as well as a strong decrease in professional services and marketing expenses that was partly offset by a €41 million early retirement provision in 2002, and to a lesser extent, (iii) in the UK and Belgium.

Income tax expense in 2002 of €153 million represented a change of €415 million, as compared to an income tax benefit of €253 million in 2001 actual. This change was primarily due to an increase in income taxes of €357 million in Germany, as 2001 benefited from a €273 million release of deferred tax liabilities primarily due to the German tax reform and the use of a tax loss carry forward of €64 million. In addition, there was a €43 million increase in income tax expense in Belgium, mainly due to (i) a decrease of recoverable deferred tax assets, in relation to a tax reform voted at the end of year 2002, (ii) an increase in pre-tax operating results, and (iii) change in the tax allocation between Life & Savings and Property & Casualty segments.

Net income from the Property & Casualty Segments was a loss of €(19) million, down by €71 million as compared to 2001 actual net income of €52 million. Restated for the transfer of certain U.K. business to the International Insurance Segment in 2002, the decrease would have been €90 million. In all major countries, earnings benefited from (i) a better operational performance, and (ii) a decrease in goodwill amortization by €20 million to €113 million, principally in the UK and Germany. This was more than offset by the lower level of net realized gains in connection with the continuing unfavorable global financial market conditions, specifically (i) in the United Kingdom (down by €51 million), reflecting the lower net investment result in 2002, (ii) in France (down €29 million), due to a decline in net investment gains, and (iii) in Belgium (down €25 million), reflecting lower capital gains and a higher tax charge.

YEAR ENDED DECEMBER 31, 2001 COMPARED TO YEAR ENDED DECEMBER 31, 2000

Gross revenues (before elimination of intercompany transactions) increased by €323 million in 2001 as compared to 2000 actual. The increase in gross revenues was primarily attributable to the following property & casualty operations: (i) France ( increase of €170 million) due to a steady increase in new business across all business lines and an increase in premium rates, (ii) Germany (increase of €63 million) mainly due to rate increases in the commercial business lines, (iii) Belgium (increase of €30 million) mainly due to rate increases in personal motor and liability business and increase in new business on commercial workers' compensation insurance, (iv) increases in Italy (€43 million), Spain (€103 million) and Ireland (€68 million) primarily due to premium rate increases in personal and commercial motor insurance, and (v) Canada (increase of €30 million) from general premium rate increases. These increases were partly offset by a decrease in gross revenues from the UK operations by €206 million mainly due to a 34% decline in personal automobile business, in line with AXA's strategy of exiting unprofitable market segments and stricter underwriting policies.

The net investment result decreased by €400 million in 2001 as compared to 2000 actual. This decrease was mainly due to a lower level of net realized gains in 2001 as compared to 2000, including an increase in valuation allowances on impaired securities in 2001 (€ 273 million gross impairment charge recorded in 2001). In Belgium, the net investment result decreased by €197 million to €216 million in 2001 mainly due to a valuation allowance recorded on certain impaired equity securities of €88 million and a lower level of realized capital gains of €108 million arising from the fall in stock markets. In the United Kingdom, the net investment result decreased by €181 million to €203 million in 2001, principally due to a valuation allowance on certain impaired equity securities of €133 million and a lower level of realized capital gains. In Germany, the net investment result decreased by €44 million as compared to 2000, mainly due to lower dividend income from mutual funds (€73 million), partly compensated by €16 million higher net capital gains realized on the sale of equity investments. These decreases were only partly offset by an increase in net investment result from the French property & casualty operations of €50 million mainly due to (i) higher dividends received in 2001 due to the performance of European listed companies (increase of €33 million), (ii) income from real estate, increased by €18 million in 2001, and (iii) realized gains, which were mostly realized in the first half of 2001 and totaled €268 million (compared to €271 million in 2000). Insurance benefits and claims decreased by €130 million in 2001 as compared to 2000 actual. This decrease was mainly due to general improvements in claims development.

In France, the current accident year loss ratio net of reinsurance improved by 0.8 point to 81.0% in 2001. Specifically, the industrial risks line benefited from lower costs of large claims, they were partly offset by higher reinsurance costs in 2001 mainly due to rate increases. The AZF claim (Toulouse explosion in September 2001) had a minimum impact on pre-tax net of reinsurance cost of €8 million. The loss ratio for all accident years net of reinsurance improved by 0.1 point to 82.1% even though the loss reserve development on prior years net of reinsurance deteriorated by €27 million in 2001, mainly due to (i) a €45 million unfavorable loss reserve development in respect of certain contracts on liability business (which are now in run-off), and (ii) a lower unfavorable loss reserve development in 2001 in respect of the December 1999 storms in Western Europe of €28 million after reinsurance.

In Germany, the current accident year loss ratio net of reinsurance deteriorated by 1.9 points to 90.7%, primarily due to the costs associated with the September 11, 2001 U.S. terrorist attacks (+1.7 points loss ratio impact, or €55 million before tax, net of reinsurance) and unfavorable claims experience in the commercial insurance lines that was only partly offset by a lower claim frequency in the personal motor insurance line. Excluding the exceptional impact of the U.S. terrorist attacks claim, the all accident year loss ratio net of reinsurance deteriorated by 1.3 points, mainly due to unfavorable reserve developments in professional liability, marine and assumed business that was only partly offset by favorable reserve developments in the other business lines due to continued premium rate adjustments in 2001 as well as further risk selection to decrease the business portfolio and improve profitability.

In the United Kingdom, the current accident year loss ratio improved by 2.5 points to 77.5% in 2001, as compared to 80% in 2001 despite a €21 million pre-tax charge for industry levies necessary to fund UK insurance company insolvencies in 2001. The overall improvement was mainly due to (i) the absence of large weather-related losses in 2001, whereas in 2000 the personal household insurance line was impacted by significant floods costing €79 million gross of tax, and (ii) the effect of strict underwriting and rating actions established in mid-2000 to correct the profitability of the automobile insurance business. The all accident year loss ratio improved 8.8 points to 82.1%, as a result of lower reserve strengthening (€116 million) in 2001 as compared to 2000 (€300 million). The €116 million included (i) €47 million related to the continuing business (due to new legislation in June 2001 that decreased the discount rates for some personal injury awards from 3.0% to 2.5% and a €14 million deterioration in employer's liability insurance), and (ii) €69 million related to the discontinued book of business (due to further development of asbestos and pollution exposures).

In Belgium, the current accident year loss ratio improved by 3.4 points to 94.5% in 2001 mainly due to 2000 included various large claims and measures taken to improve profitability such as a portfolio review of the motor insurance line. The loss ratio for all accident years net of reinsurance deteriorated by 2.0 points to 84.6% in 2001 mainly due to a lower level of favorable loss reserve development in automobile insurance and workers' compensation as compared to 2000.

In addition, insurance benefits and claims decreased in other countries notably in Italy, as 2001 included a €76 million in reserve strengthening following changes in legislation concerning bodily injury claims.

Total expenses include insurance acquisition expenses and administrative expenses, which increased by €158 million and decreased by €114 million, respectively, in 2001 as compared to 2000 actual. This result was driven by the following property & casualty operations in (i) France (increase of €31 million) due to an increase in distribution costs driven by business volume and product mix, and (ii) Germany (increase of €29 million) mainly due to strategic projects in information technology. This increase in expenses was offset primarily by a reduction in expenses in the UK (decreased by €57 million) mainly due to lower commission rates paid on new business.

Income tax benefit increased by €222 million in 2001 to €262 million as compared to 2000 actual income tax benefit of €40 million. The increase in the income tax benefit was mainly due to the following property & casualty operations (i) Germany had an increase in income tax benefit of €196 million to €287 million, as 2001 benefited from a €211 million release of deferred tax liability on equity securities due to the German tax reform and a €64 million tax deduction resulting from the use of loss carry-forwards from Sicher Direct, merged with AXA Versicherung in 2001, and (ii) Belgium had a decrease in income tax expense of €36 million due to lower taxable income in 2001, as the realized capital gains on equity securities and valuation allowances recorded on such investments are not subject to tax. These results were partly offset by an increase in income tax expense in France of €8 million in line with the increase in taxable income in 2001. The income tax expense in respect of the UK operations remained stable year on year of €111 million due to a release of a tax provision (€23 million) following a change in the tax relief for claims reserves that was offset by an increase in tax expense due to improvement in the operating result in 2001.

Net income from the Property & Casualty Segment in 2001 amounted to €52 million, or a €254 million decrease as compared to 2000 actual. The 2000 operating result included €60 million of realized gains on sale of treasury shares and the €120 million release of equalization reserves recorded in 2000, which are no longer permitted to be accounted for (if occured), effective from January 1, in 2001 under new French GAAP. The remaining change in operating result was driven by a lower level of realized gains and impairment of equity securities and an increase in goodwill amortization of €24 million to €133 million, mainly due to the buyout of minority interests in the UK in July 2000 (increase of €20 million).

ANALYSIS OF INVESTMENT RESULTS

The following table summarizes the net investment results of the Property & Casualty operations for the principal categories of invested assets for the periods indicated. Certain invested assets and associated net investment results are not included, and net investment income is not reduced for investment expenses or interest expense on short-term and long-term debt. Accordingly, the net investment results summarized in the following table are not directly comparable to the net investment results discussed above.

(in euro millions)

Property & Casualty (a)
	Years ended December 31,
	2002		2001		2000
	Yields	Amount	Yields	Amount	Yields	Amount

Fixed maturity investments:
Net investment income	5.7%	849	5.9%	909	6.1%	945
Net realized gains (losses)	0.6%	88	0.7%	106	0.2%	29
Net investment result	6.3%	937	6.5%	1.014	6.3%	975
Related assets at year end		14,059		15,726		15,259

Equity investments
(including trading accounts):
Net investment income	3.0%	348	3.5%	403	4.1%	448
Net realized gains (losses)	(2.6%)	(298)	2.2%	252	5.9%	651
Net investment result	0.4%	49	5.7%	655	10.0%	1.098
Related assets at year end		11,358		11,636		11,409

Real estate:
Net investment income	5.9%	139	6.6%	145	3.1%	73
Net realized gains (losses)	3.2%	75	0.9%	19	4.9%	113
Net investment result	9.2%	214	7.5%	164	8.0%	186
Related assets at year end		2,393		2,278		2,125

Loans:
Net investment income	6.8%	113	9.0%	80	4.4%	73
Net realized gains (losses)	(0.1%)	(1)	(0.5%)	(4)	0.0%	0
Net investment results	6.7%	111	8.5%	76	4.4%	74
Related assets at year end		1,629		915		863

Other assets and cash and cash
equivalents:
Net investment income	2.5%	75	6.0%	160	9.1%	256
Net realized gains (losses)	(0.3%)	(9)	0.0%	(0)	(0.9%)	(25)
Net investment result	2.2%	66	6.0%	160	8.2%	231
Related assets at year end		3,282		2,529		2,777

Total invested assets:
Net investment income	4.6%	1,523	5.2%	1,696	5.4%	1,795
Net realized gains (losses)	(0.4%)	(145)	1.1%	373	2.4%	768
Net investment result	4.1%	1,377	6.3%	2,068	7.8%	2,563

Total Invested assets at year end		32,721		33,083		32,434

(a)	The investment yields were calculated on a constant structual basis using the average net carrying value of invested assets (for each category) in the period. The realized gains were net of realized losses and included the net change in valuation allowances on impaired assets.

INTERNATIONAL INSURANCE SEGMENT

The following table presents the gross revenues, and net income for the International Insurance segment for the periods indicated.

(in euro millions)

Gross Revenues (a)
	Years ended December 31,
	2002	2001	2001	2000
		Pro forma (b)	Actual

AXA Corporate Solutions (excluding AXA Cessions)	5,275	5,276	5,276	3,221
AXA Cessions	100	30	30	76
AXA Assistance	465	434	434	371
Other	31	26	10	28

TOTAL	5,872	5,767	5,751	3,696

Intercompany transactions	(110)	(73)	(73)	(46)

Contribution to consolidated gross revenues	5,762	5,695	5,678	3,651

(a)	Gross written premiums, plus fees, commissions and other revenues.
(b)	To include discontinued business transfered from Property & Casualty segment (transferred in 2002) for comparability purposes.

(in euro millions)

Net Income
		Years ended December 31,
	2002	2001 (b)	2001	2000 (a)	2000
		Pro forma	Actual	Pro Forma	Actual

AXA Corporate Solutions (excluding AXA Cessions)	(164)	(365)	(365)	102	101
AXA Cessions	(4)	8	8	15	15
AXA Assistance	1	12	12	12	12
Other	(8)	(60)	(41)	(32)	10

Total	(176)	(406)	(386)	97	137

(a)	Pro forma New French GAAP according to the New French Regulations that became effective on January 1, 2001, as if New French GAAP had been in force since January 1, 2000.
(b)	To include discontinued business transferred from the Property & Casualty Segment (transferred in 2002) for comparability purposes.

In 2002, the International Insurance Segment accounted for 8% of AXA's consolidated gross revenues after elimination of intercompany transactions (2001: 8% and 2000: 5%). The International Insurance Segment had a negative contribution to AXA's 2002 consolidated net income of (19)% (2001: (74)% and 2000: 4%). The 2000 amounts discussed below refer to the pro forma financial information, taking account of the new French Regulation effective from January 1, 2001 unless otherwise indicated. The difference between 2000 actual net income of €137 million and 2000 pro forma net income of €97 million would have been the elimination of movements in equalization reserves of €43 million, as such reserves were no longer permitted under French GAAP unless specific to catastrophe risks.

AXA CORPORATE SOLUTIONS (1)

Note: The parent company and reinsurance company AXA Corporate Solutions has changed its name back to AXA RE with effect from November 15, 2002 while its subsidiary and large risk insurance company AXA Corporate Solutions Assurance keeps its denomination. This change is not reflected in this publication and will be in future AXA publications.

The operating results for AXA Corporate Solutions are presented below for the periods indicated. This information below is before elimination of intercompany transactions.

(in euro millions)

Reinsurance and International Insurance Operations - AXA Corporate Solutions
(including AXA Cessions) (a)
	Years ended December 31,
	2002	2001	2000	2000
			Pro forma (c)	Actual

Gross written premiums	5,348	5,280	3,297	3,297
Fees, commissions and other revenues	27	27	–	–

Gross revenues	5,375	5,307	3,297	3,297

Change in unearned premium reserves	(64)	(235)	(179)	(179)
Net investment result	312	415	588	588

Total revenues	5,623	5,486	3,706	3,706

Insurance benefits and claims, net of reinsurance ceded (b)	(5,224)	(5,510)	(3,043)	(2,727)
Insurance acquisition expenses (b)	(303)	(295)	(330)	(646)
Administrative expenses	(275)	(219)	(182)	(182)

Income before income tax expense	(179)	(538)	151	151

Income tax (expense) benefit	45	193	(12)	(13)
Equity in income (loss) of unconsolidated entities	(1)	–	–	–
Minority interests	(7)	(5)	(7)	(7)
Goodwill amortization, net	(26)	(7)	(15)	(15)

NET INCOME	(168)	(357)	118	116

(a)	Before elimination of intercompany transactions.
(b)	Reinsurance technical commissions have been posted in Insurance claims instead of Insurance acquisition expenses, in 2001.
(c)	Proforma New French GAAP as if New French GAAP (effective from January 1, 2001) had been in force since January 1, 2000.

(in euro millions)

AXA Corporate Solutions
	Years ended December 31,
	2002	2001	2001	2000	2000
		Pro forma (b)	Actual	Pro forma (a)	Actual

Earned premiums	5,188	5,018	5,045	3,118	3,118

Loss ratio	99.4%	114.0%	113.4%	96.5%	102.7%
Expense ratio	15.7%	14.8%	15.2%	23.9%	12.8%

(a)	Proforma New French GAAP as if New French GAAP had been in force since January 1, 2000.
(b)	In the context of AXA Corporate Solutions activities restructuring (Insurance / Reinsurance / Cession), the proforma ratios presented have been computed gross of inter-company transactions for each activities. Ratios were previously presented as a single segment for which inter-company transactions were eliminated.
1. Includes AXA Cession

The year on year commentaries below are based on the operating results of the segment before elimination of intercompany transactions (refer to Note 31 "Segment information" to the consolidated financial statements included elsewhere in this annual report for further information)

YEAR ENDED DECEMBER 31, 2002 COMPARED TO YEAR ENDED DECEMBER 31, 2001

Gross revenues (before elimination of intercompany transactions) remained relatively stable in 2002 as compared to 2001 totaling €5,375 million, which included €27 million of fees and commissions.

  Reinsurance (66% of gross revenues): Premiums decreased by 2% to €3,472 million with a strengthening in Property line. Property & Casualty lines (90% of reinsurance activity) decreased by 4% mainly due to (i) a stringent underwriting accompanying the retrocession market upturn and (ii) a voluntary drop in proportional treaties in casualty motor business and cancellations in other lines. These downward trends were partly offset by the significant revisions of 2001 premiums on proportional treaties (in property and motor) due to the cautiousness of 2001 estimates.
  Insurance (34% of gross revenues): Premiums and fees increased by 14% to €1,762 million due to (i) general increases in premium rates in the market after September 11, 2001 U.S. terrorist attacks in Property & Casualty lines, (ii) portfolio recovery not only resulting in revision of underwriting terms applied to business in force but also in cancellations in Property & Casualty and marine business and (iii) prior years adjustments coming from an in depth. In addition, premiums increased due to a transfert of business from the German Property & Casualty operations.Full year review of 2001 underwritten policies.

Net investment result decreased by €103 million to €312 million in 2002 as compared to 2001. The decrease was mainly explained by a €68 million decrease in investment income, and a €26 million decrease in net capital gains corresponding to (i) a €57 million increase in exchange rate result due to the U.S. dollar decrease, and (ii) a €85 million decrease in net capital gains, including an allowance for equity impairments of €115 million in 2002 as compared to €24 million impairment charge in 2001.

Insurance benefits and claims decreased by €286 million to €5,224 million in 2002 as compared to 2001. For reinsurance business, there was improvement in respect of 2002 underwriting year loss ratio, which came from (i) the market rate increase, and (ii) the absence of significant losses in the year. This improvement was partly offset by the 2002 earning impact of less profitable treaties underwritten in 2001 such as whole accounts in marine. Commissions paid to ceding companies remained stable at €615 million. For insurance business, there was general improvement in the loss ratio primarily due to the effect of the portfolio recovery together with the premium rate increase mainly in Property & Casualty lines. These improvements were partly offset by the following items:

  Major losses adversely impacted 2002 with a total estimated cost net of reinsurance of €133 million compared to € 992 million in 2001 mainly coming from September 11, 2001 events (€762 million net of reinsurance gross of tax).
  The European floods in August 2002 were the most significant claim of the year with an estimated cost of €107 million net of reinsurance.
  The cost of reinsurance cover increased by €64 million to €572 million, resulting from the hardening market conditions.
  Loss reserve adjustment on prior years were recorded in 2002 (€416) million, that is, €507 million worse than in 2001, mainly due to unfavorable development of claims such as September 11 events claim (€143 million net of reinsurance and gross of tax) and to extensive reserving review performed in 2002.

Overall, in 2002 there was 15-point improvement in the claims ratio for all accident years (net of reinsurance) to 99.4% in 2002. Excluding September 11, 2001 U.S. terrorist attacks, this ratio would be lower by 4 points down to 95%, as compared to 91% in 2001 mainly due to loss reserves adjustments on prior years.

Insurance acquisition expenses decreased by €8 million arising from the evolution of brokerage commissions that were not strictly in line with the evolution in premiums. Administrative expenses increased by €56 million to €275 million mainly due to €31 million attributable to restructuring activities in 2002 (mainly linked to U.S. strategic decisions).

Income tax yielded an income tax benefit of €45 million in 2002, which was €148 million lower than the benefit received in 2001. This change was primarily due to a lower level of operating loss in 2002 as compared to 2001. Net loss improved by €189 million to (€168) million in 2002 as compared to 2001. This improvement was mainly due to a decrease in insurance benefits and claims (net of reinsurance ceded) partly offset by (i) a decrease in the net investment result, (ii) lower income tax benefits in 2002, and (iii) increase in goodwill amortization by €19 million.

YEAR ENDED DECEMBER 31, 2001 COMPARED TO YEAR ENDED DECEMBER 31, 2000

Gross revenues (before elimination of intercompany transactions) totaled €5,307 million, of which €27 million represented fees and commissions. The 2002 gross revenues represented an increase of €2,010 million, or 61% as compared to 2000, mainly due to:

  Reinsurance (68% of gross revenues): premiums increased by 85% to €3,590 million with a stable business mix. Property & Casualty lines (92% of reinsurance activity) increased by 86% mainly due to (i) higher reinstatement premiums primarily related to the September 11, 2001 U.S. terrorist attacks, (ii) new business underwritten especially on proportional treaties in motor and non-proportional treaties in property and (iii) the upturn in the retrocession market for property catastrophe business.
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

Insurance benefits and claims increased by €2,783 million in 2001 as compared to 2000.

  For Reinsurance business, 2001 included the costs related to some large claims occurring in 2001 including the AZF claim, explosion of a chemical plant in France, and the Selby claim, railway accident in the United Kingdom, which totaled €37 million. Commissions paid to ceding companies increased by 86%, or €241 million, in relation with the increase in gross premiums.
  For Insurance business, 2001 included a €133 million increase in cost of attritional claims, which included the AZF claim, the British Steel claim and the explosion in the United Kingdom of a blast furnace, which totaled €45 million.

In addition,

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
  The cost of reinsurance coverage increased by €127 million, as a result of the purchasing of new protections.

These losses were partly offset by (i) favorable loss reserve development on prior years were recorded in 2001 (€56) million, improving by €135 million as compared to 2000, mainly due to an increase in Insurance reserves in 2000 related to 1999 and prior accident years, and (ii) €35 million of catastrophe equalization reserves were released in 2001 as compared to a €49 million release in 2000, primarily due, in both years, to the cost reassessment of Western Europe December 1999 storms.

As a result, there was a 16.9 point deterioration in the claims ratio for all accident years (net of reinsurance) to 113.4% in 2001. Excluding the September 11, 2001 U.S. terrorist attacks, this ratio would have shown a 5.5 point improvement to 91% in 2001.

Insurance acquisition expenses decreased by €351 million and related to the cancellation of international insurance contracts. Administrative expenses increased by €37 million in 2001 due to (i) investments in start-up insurance operations abroad, (ii) the development of new activities (such as the program business) and (iii) the launch of AXA Liabilities Managers. Income tax expense decreased by €205 million to an income tax benefit of €193 million in 2001 primarily due to a € 689 million decrease in the operating results in 2001.

In 2001, there was a net loss (€357) million, or a change of by €473 million as compared to net income of €116 million in 2000. The decrease was mainly attributable to major losses and a decrease in the net investment result, which were partly offset by a decrease in income tax expense (€205 million) and a decrease in goodwill amortization expense (€8 million).

ASSISTANCE

2002 compared to 2001. Gross revenues increased by 11% on a comparable basis to €391 million (net of intercompany eliminations), mainly attributable to the European area due to the strong increase of 19.5% in the UK National Healthcare Service business. Net income decreased by €11 million to €1 million in 2002 as compared to 2001. The deterioration was mainly due to strengthening of bad debt provisions.

2001 compared to 2000. Gross revenues amounted to €434 million (before intercompany elimination). After intercompany elimination, gross revenues increased by 15% to €381 million in 2001. The increase was mainly due to (i) the placement of a large contract with the NHS (the UK National Healthcare Service) and (ii) an increase in new business relative to travel and home assistance insurance. Net income remained stable at €12 million in 2001 as compared to 2000.

OTHER

2002 compared to 2001. Net income from the other transnational Insurance operations increased frome a net loss of €(41) million to a net loss of €(8) million losses in 2002 as compared to 2001. This improvement was primarily due to Saint Georges Re. A €3 million net gain was recorded in 2002, or an increase by €36 million as compared to 2001, mainly explained by (i) the losses related to the GRE businesses in run-off accounted last year (€34) million, and (ii) €4 million realized capital gains in real estate in 2002. In addition, there was an improvement of €9 million associated with the UK discontinued business primarily due to lower loss reserve development compared to 2001 (transferred into the International Insurance Segment in 2002).

2001 compared to 2000. 2001 was a net loss of €(41) million from the other International Insurance operations, as compared to net income of €10 million in 2000. This 2001 net loss was primarily due to: (i) Saint Georges Ré : a €34 million net loss was recorded in 2001, stable as compared to 2000, related to the GRE businesses in run-off, and (ii) English & Scottish: a €10 million net loss was recorded in 2001, or a deterioration of €11 million as compared to 2000, due to the strengthening of claims reserves related to asbestos and environmental risks.

ANALYSIS OF INVESTMENT RESULTS.

The following table summarizes the net investment results of the International Insurance operations for the principal categories of invested assets for the periods indicated. Certain invested assets and associated net investment results are not included, and net investment income is not reduced for investment expenses or interest expense on short-term and long-term debt. Accordingly, the net investment results summarized in the following table are not directly comparable to the net investment results discussed above.

(in euro millions)

International Insurance(a)
	Years ended December 31,
	2002		2001		2000
	Yields	Amount	Yields	Amount	Yields	Amount

Fixed maturity investments:
Net investment income	5.7%	278	6.6%	303	6.6%	301
Net realized gains (losses)	2.2%	106	2.1%	95	(0.4%)	(19)
Net investment result	7.8%	383	8.6%	397	6.2%	282
Related assets at year end		5,206		4,506		4,688

Equity investments (including trading accounts):
Net investment income	1.4%	23	1.7%	29	2.1%	32
Net realized gains (losses)	(6.8%)	(113)	(2.1%)	(37)	15.5%	237
Net investment result	(5.4%)	(90)	(0.4%)	(8)	17.6%	269
Related assets at year end		1,554		1,779		1,613

Real estate:
Net investment income	6.8%	18	6.8%	23	(1.4%)	(5)
Net realized gains (losses)	2.9%	8	(2.5%)	(8)	3.1%	11
Net investment result	9.7%	26	4.3%	14	1.7%	6
Related assets at year end		227		309		359

Loans:
Net investment income	5.7%	30	10.3%	6	8.7%	5
Net realized gains (losses)	–	–	–	–	(0.5%)	–
Net investment result	5.7%	30	10.3%	6	8.3%	4
Related assets at year end		504		58		53

Other assets and cash and cash equivalents:
Net investment income	3.9%	69	4.9%	67	7.5%	89
Net realized gains (losses)	3.0%	53	0.8%	11	2.5%	29
Net investment result	6.9%	122	5.7%	78	10.0%	118
Related assets at year end		1,897		1,597		1,181

Total invested assets:
Net investment income	4.6%	418	5.3%	428	5.4%	422
Net realized gains (losses)	0.6%	54	0.8%	60	3.4%	258
Net investment result	5.2%	472	6.0%	488	8.8%	679
Related Invested assets at year end		9,388		8,249		7,894

(a)	The investment yields were calculated on a constant structual basis using the average net carrying value of invested assets (for each category) in the period. The realized gains were net of realized losses and included the net change in valuation allowances on impaired assets.

ASSET MANAGEMENT SEGMENT

The Asset Management Segment includes third-party asset management and asset management on behalf of AXA insurance companies. The tables below present the revenues, the adjusted earnings and net income for the Asset Management Segment for the periods indicated:

(in euro millions)

Gross Revenues
	Years ended December 31,
	2002	2001	2000

Alliance Capital	2,903	3,347	2,743
AXA Investment Managers	820	696	558
National Mutual Funds Management (a)	–	57	51

TOTAL	3,724	4,100	3,352

Intercompany transactions	(313)	(370)	(368)

Contribution to consolidated gross revenues	3,411	3,730	2,984

(a)	The activities of NMFM which were not transferred to the joint venture managed by Alliance Capital are closely aligned with activities within the Australian / New Zealand Life & Savings segment, and hence have been reclassified to this segment starting from 2002.
(in euro millions)

	Net Income
	Years ended December 31,
	2002	2001	2000 (a)

Alliance Capital	167	90	128
AXA Investment Managers	51	48	36
National Mutual Funds Management	–	15	3

TOTAL	218	153	166

(a)	Pro forma New French GAAP, as if new French GAAP has been in force since January 1, 2000. (a)

In 2002, Asset Management Segment accounted for 5% of AXA's consolidated gross revenues after elimination of intercompany transactions (2001: 5% and 2000: 4%). The segment contributed 23% to AXA's consolidated 2002 net income (2001: 30% and 2000: 4%).

ALLIANCE CAPITAL

The operating results for Alliance Capital are presented below for the periods indicated. This information below is before any elimination of intercompany transactions.

(in euro millions)

Asset Management Operations - Alliance Capital (a)
	Years ended December 31,
	2002	2001	2000 (b)

Fees, commissions and other revenues	2,903	3,347	2,743

Gross revenues	2,903	3,347	2,743

Net investment result	224	(55)	(40)

Total revenues	3,127	3,292	2,703

Administrative expenses	(2,236)	(2,470)	(1,944)

Income before income tax expense	891	822	759

Income tax expense	(102)	(132)	(151)
Minority interests	(230)	(325)	(395)
Goodwill amortization, net	(392)	(275)	(85)

NET INCOME	167	90	128

Average exchange rate : US$ 1.00 = €	1.06	1.12	1.08

(a)	Before elimination of intercompany transaction.
(b)	Proforma New French GAAP as if New French GAAP had been in force since January 1, 2000.

The year on year commentaries below are based on the operating results of the segment before elimination of intercompany transactions (refer to Note 31 "Segment information" to the consolidated financial statements included elsewhere in this annual report for further information).

YEAR ENDED DECEMBER 31, 2002 COMPARED TO YEAR ENDED DECEMBER 31, 2001

Assets under Management ("AUM") decreased by €144 billion to €369 billion at December 31, 2002, a decrease of €69 billion or 15% on a constant exchange rate basis as compared to 2001. The decrease was mainly due to adverse impact in respect of unfavorable stock market conditions. Net outflows totaled €4.5 billion and were attributable to outflows in retail of €12.7 billion (of which €6.5 billion in net cash management outflows), partially offset by private clients and institutional net new money of €4.2 billion and €4.0 billion, respectively.

Gross revenues (before elimination of intercompany transactions) were down by €443 million in 2002 as compared to 2001, or a decrease of 8% on a constant exchange rate basis, due to lower distribution revenues and advisory fees, in line with lower average AUM, down 8% as compared to 2001. Institutional research services grew by 11% driven by expanded research coverage and broader trading capabilities.

Net investment result increased to €224 million in 2002 as compared to €(55) million in 2001 mainly due to an exceptional item related to a partial release (€277 million) of the provision set up in 2000 to offset the dilution gain in connection with the acquisition of Sanford C. Bernstein, Inc. This release was due to the buy-back of 8.16 million private units in Alliance Capital to the former shareholders of Sanford C. Bernstein, Inc., after these shareholders exercised their liquidity put option: it generated an additional goodwill, which was entirely amortized over the year (€129 million at average exchange rate) as discussed below. Administrative expenses decreased by €234 million in 2002 as compared to 2001, or down 4% on a constant exchange rate basis. The decrease in expenses was primarily due to lower cash compensation and promotion expenses, partially offset by higher Bernstein acquisition-related expenses (higher deferred compensation and rent), and legal costs.

Net income increased by €77 million to €167 million in 2002 as compared to 2001. The increase was primarily due to the buyback of Alliance Capital units in connection with the Sanford C. Bernstein transaction, partly reduced by (i) an increase in goodwill amortization of €117 million (€129 million at average exchange rate) following the buyback, as previously discussed, less a €5 million due to foreign exchange rate fluctuations, and (ii) the impact of lower revenues and average AUM due to the declining market environnment.

As a result of the acquisition of 8.16 million private units, AXA Financial's ownership interest in Alliance Capital increased by 3 points from approximately 53% at year-end 2001 to 56% at year-end 2002.

YEAR ENDED DECEMBER 31, 2001 COMPARED TO YEAR ENDED DECEMBER 31, 2000

Assets Under Management increased by €34 billion in 2001 to €517 billion at December 31, 2001, or an increase of €2 billion on a constant exchange rate basis. The increase was primarily due to growth from net new money of €39 billion, (excluding €8 billion inflow of assets mainly from a newly-formed joint venture with AXA Asia Pacific), despite very difficult conditions in the stock markets: €27 billion in the institutional business, €9 billion in retail and €3 billion in the private clients channel. Institutional business was boosted by 336 new client accounts, including a large sub-advisory mandate from an important US asset manager, contributing €14 billion in new assets. This increase in assets under management was partly offset by market depreciation of 9% (S&P 500 fell 13% during 2001). Despite a challenging market, investment results generally exceeded client benchmarks. Value equities performed well, while growth and fixed income portfolios outperformed their benchmarks by modest amounts.

Gross revenues (before elimination of intercompany transactions) increased by €604 million in 2001 as compared to 2000, or an increase of 19% on a constant exchange rate basis. The increases were primarily due to the impact of the Sanford C. Bernstein acquisition, which contributed to full-year results in 2001, and only to one quarter in 2000 in addition to a mix shift from higher fee equities to lower fee equity, fixed income and cash management products. Administrative expenses increased by €526 million in 2001 as compared to 2000, or an increase of €455 million on a constant exchange rate basis. The increase in expenses was mainly due to higher compensation and general and administrative expenses related to the Sanford C. Bernstein acquisition. In addition, Alliance Capital selectively invested in several strategic initiatives aimed at increasing sales and improving efficiencies, including the expansion of global products and services and investments in technology and e-wholesaling capabilities.

Net income decreased by €38 million to €90 million in 2001 as compared to 2000. The decrease was primarily due to an increase in goodwill amortization of €190 million in 2001 as compared to 2000 relating to the Sanford C. Bernstein acquisition in October 2000 and the buyout of minority interests in AXA Financial, Inc. in December 2000. These decreases were partly offset by an increase in operating results attributable to AXA, as AXA' s ownership interest in Alliance Capital increased from 33% to 53% following the buyout of the minority interests in AXA Financial in December 2000.

AXA INVESTMENT MANAGERS ("AXA IM")

The operating results for Alliance Capital are presented below for the periods indicated. This information below is before any elimination of intercompany transactions.

(in euro millions)

Asset Management Operations - AXA Investment Managers (a)
	Years ended December 31,
	2002	2001	2000 (b)

Fees, commissions and other revenues	820	696	558

Gross revenues	820	696	558

Net investment result	9	12	3

Total revenues	830	708	561

Administrative expenses	(716)	(602)	(471)

Income before income tax expense	114	106	89

Income tax expense	(38)	(34)	(28)
Minority interests	(12)	(13)	(12)
Goodwill amortization, net	(13)	(10)	(14)

NET INCOME	51	48	36

(a) Before elimination of intercompany transactions
(b) Proforma New French GAAP as if New French GAAP had been in force since January 1, 2000.

YEAR ENDED DECEMBER 31, 2002 COMPARED TO YEAR ENDED DECEMBER 31, 2001

Asset Under Management ("AUM") declined by €9 billion to €268 billion at December 31, 2002, with net new money inflows (€12 billion) more than offset by market depreciation (€13 billion) and net negative impact of foreign exchange movements (€8 billion).

Gross revenues (before elimination of intercompany transactions) reached €820 million, down 1.4% on a comparable basis. After elimination of intercompany transactions, gross revenues decreased by 1.4% on a comparable basis to €633 million. Most of the decrease related to lower management and front-end fees collected by AXA IM on behalf of some unit-linked and retail products external distributors. After exclusion of fees retroceded to distributors, net revenues increased by 11% on a comparable basis to €563 million. This increase was mainly driven by higher net management fees (up €27 million or 5%), stemming from higher average AUM (up 1.2%, at €274 billion) and from a favorable change in product mix towards higher-fee products, combined with higher real estate transaction fees (up €20 million), while performance fees grew by €5 million, notably from AXA Rosenberg.

Administrative expenses, excluding commissions paid to third parties agents, increased by €57 million in 2002 as compared to 2001, or an increase of €40 million on a comparable basis. This increase was principally due to higher personnel expenses by €24 million in relation with business growth, and to higher marketing costs by €6 million. The main other changes included an increase in premises costs by €4 million and in depreciation by €5 million, which were offset by a reduction in consulting fees and IT expenses of €7 million and €5 million, respectively. Net income increased by €3 million to €51 million in 2002 as compared to 2001.

YEAR ENDED DECEMBER 31, 2001 COMPARED TO YEAR ENDED DECEMBER 31, 2000

Assets Under Management increased by 8%, or 2% on a comparable basis, as compared to 2000 to €277 billion at December 31, 2001. The increase was mainly due to net new money (€12 billion) and the inclusion of AXA Real Estate Investment Managers acquired as of January 1, 2001 (€14 billion), being partially offset by the net impact of exchange rates and the fall in the investment markets (€4 billion). Gross revenues (before elimination of intercompany transactions) reached €696 million, or an increase of 11% on a comparable basis, while contribution to AXA's consolidated gross revenues reached €504 million, a 15% increase on a comparable basis. This growth was attributable to (i) 3.3% growth in total average assets under management in 2001, and (ii) an increase in average fees from 15 to 16 basis points in large part due to increased sales of higher fee products. Performance fees also increased from €41 million to €54 million in 2001 due to strong performance relative to benchmarks, principally by AXA Rosenberg.

Net income increased by €12 million to €48 million in 2001 as compared to 2000. The increase was primarily due to an increase in fees, commissions and other revenues of €138 million, which was partly offset by an increase in administrative expenses of €132 million, of which €61 million were related to newly consolidated entities and €71 million, principally attributable to increases in personnel expenses by €24 million (up 13%) in relation with business growth, and to external distributor fees for €33 million.

OTHER FINANCIAL SERVICES SEGMENT

The tables below present the gross revenues, adjusted earnings and net income for the Other Financial Services Segment for the periods indicated:

(in euro millions)

Gross Revenues
	Years ended December 31,
	2002	2001	2000

Donaldson, Lufkin & Jenrette	–	–	10,686
French banks	137	198	207
German banks	133	114	82
AXA Bank Belgium	723	767	763
Other	52	89	62

TOTAL	1,046	1,168	11,799

Intercompany transactions	(26)	(40)	(39)

Contribution to consolidated gross revenues	1,020	1,128	11,760

(in euro millions)

Net Income
	Years ended December 31,
	2002	2001	2000 (a)

Donaldson, Lufkin & Jenrette	–	–	191
French banks	(14)	15	23
German banks	2	(1)	7
AXA Bank Belgium	33	48	24
Other	99	36	(124)

TOTAL	119	97	121

(a) Proforma New French GAAP as if NEw French GAAP (effective from January 1, 2001) had been in force since January 1, 2000.

In 2002, Other Financial Services Segment accounted for 1% of AXA's consolidated gross revenues after elimination of intercompany transactions (2001: 2% and 2000: 15%). The segment contributed 13% to AXA's consolidated 2002 net income (2001: 19% and 2000: 3%).

YEAR ENDED DECEMBER 31, 2002 COMPARED TO YEAR ENDED DECEMBER 31, 2001

Net income increased by €22 million to €119 million in 2002 (2001: €97 million: 2000: €121 million), primarily due to a lower goodwill amortization in 2002 (down to €14 million) as compared to 2001.

This impact was partly offset by (i) the decrease in contribution from the French banks (decrease by €18 million), mainly due to the transfer of the securities management activity outside the Group in July 2001 and to the losses linked to Banque Directe (acquired from BNP Paribas in 2002) as well as integration costs, and (ii) AXA Bank Belgium 2002 operating result decreased, as 2001 result included a release of provisions for corporate loans and general banking provisions.

YEAR ENDED DECEMBER 31, 2001 COMPARED TO YEAR ENDED DECEMBER 31, 2000

Net income decreased by €24 million to €97 million in 2001 as compared to €121 million in 2000, mainly due to the sale of Donaldson, Lufkin & Jenrette (DLJ) in November 2000 (DLJ contributed €197 million in 2000), that was partly offset by the impact of the sale of Banque Worms in 2000, which gave rise to an exceptional item being a provision of €125 million in connection with the sale.

HOLDING COMPANY ACTIVITIES

The Holding Company activities consist of AXA' s non-operating companies, including mainly AXA (the Company) being the parent company for AXA group, AXA France Assurance, AXA Financial, AXA Asia Pacific Holdings and AXA UK Holdings.

The Net (loss) Income from these activities are presented in the table below for the periods indicated.

(in euro millions)

The Net (loss) Income
	Years ended December 31,
	2002	2001	2000

AXA, The Company	(162)	(218)	35
Other French holding companies	69	120	95
Foreign holding companies	(164)	(220)	993

TOTAL	(257)	(318)	1,123

The 2002 and 2000 net income figures include exceptional items further discussed below.

YEAR ENDED DECEMBER 31, 2002 COMPARED TO YEAR ENDED DECEMBER 31, 2001

Net income increased by €61 million in 2002 as compared to 2001 due primarily to (i) a one-off profit on the sale of AXA Health of €87 million (net group share) in August 2002, and (ii) decrease in interest expense by €117 million mainly in AXA, the Company, (down by €137 million) due to a lower interest charge, as a result of declining interest rates and the strengthening of the euro against mostly U.S. dollar, Japanese yen and Pound Sterling. This was impact was partly offset by (i) a combined decrease in net realized capital gains by AXA (the company) and the other French holding companies of €129 million as compared to 2001, and (ii) a deterioration of €28 million by the German holding companies as compared to 2001 arising from revised German tax rules.

YEAR ENDED DECEMBER 31, 2001 COMPARED TO YEAR ENDED DECEMBER 31, 2000

Net income decreased by €1,441 million in 2001 as compared to 2000 due principally to the impact of exceptional operations in 2000, including €1,068 million, which was the result of the realized capital gains on the sale of DLJ, net of losses on Credit Suisse Group shares received in connection with the transaction. This gain was recorded by AXA (the Company) for €8 million, by AXA Financial for €1,010 million and by a Belgian holding company for €50 million. This increase was parly offset by (i) an increase in net interest expense of €118 million after tax due primarily to debt borrowed or issued to partly finance AXA's buyout of the minority interests in AXA Financial and the acquisition of Nichidan, and (ii) a valuation allowance of €34 million on non-consolidated assets.

In addition, the 2000 net income was favorably impacted by an €81 million release of a real estate impairment allowance, a dividend of €97 million received in respect of a non-consolidated equity investment and a €51 million dilution gain on DLJ stock options exercise recorded in 2000.

LIQUIDITY AND CAPITAL RESOURCES

Over the past several years, AXA has expanded its insurance and asset management operations through a combination of acquisitions, joint ventures, direct investments and internal growth. This expansion has been funded primarily through a combination of (i) proceeds from the sale of non-core businesses and assets, (ii) dividends received from operating subsidiaries, (iii) proceeds from the issuance of convertible debt securities and other debt securities, as well as borrowings (including debt issued by affiliates), and (iv) the issuance of ordinary shares.

The Company and each of its major operating subsidiaries are responsible for financing their operations. The Company, as the holding company for the AXA Group, increasingly arranges for and participates in financing the operations of certain subsidiaries. Certain of AXA's subsidiaries, including AXA France Assurance, AXA Financial, AXA Asia Pacific Holdings and AXA UK Holdings are also holding companies and are dependent on dividends received from their own subsidiaries for funds to meet their obligations. In addition, certain of AXA's principal subsidiaries are subject to restrictions on the amount of dividends and debt repayments that can be paid (see note 29 "Dividend Restrictions and Minimum Capital Requirements" to the consolidated financial statements included elsewhere this annual report). Based on the information currently available, AXA does not believe that such restrictions currently constitute a material limitation on its ability to meet its obligations or pay dividends.

AXA's insurance operations. The principal sources of funds for AXA's insurance operations are premiums, investment income and proceeds from sales of invested assets. The major uses of these funds are to pay policyholder benefits, claims and claims expenses, policy surrenders and other operating expenses and to purchase investments. The liquidity of insurance operations is affected by, among other things, the overall quality of AXA's investments and the ability of AXA to realize the carrying value of its investments to meet policyholder benefits and insurance claims as they come due. For an analysis of AXA's insurance-related invested assets, excluding separate account (unit-linked) assets, see "Item 4 – Information on the Company –Insurance-related invested assets".

Specific to AXA's Life & Savings Segment: The liquidity needs can also be affected by fluctuations in the level of surrenders, withdrawals and guarantees to policyholders in the form of minimum income benefits or death benefits specifically on variable annuity business (see "Item 4 – Information on the Company – Life & Savings Segment-Surrenders and Lapses"). AXA's investment strategy is designed to match the net investment results (the investment yield) and the estimated duration of its investments with expected payments on the insurance contracts. AXA regularly monitors the valuation and duration of its assets, the financial market performance especially in volatile market conditions, the market conditions that might affect the level of surrenders and withdrawals on its life insurance policies, and changes in projected immediate and long-term cash needs. AXA adjusts its investment portfolios to reflect such considerations.
Specific to AXA's Property & Casualty Segment and International Insurance Segment: The liquidity needs can be affected by actual claims experience if significantly different from the estimated claims experience (see " Item 4
–	Information on the Company – Property & Casualty Claims Reserves"). Insurance cash flows are generally positive and can be slightly negative in the case of exceptional events. A portion of the assets are invested in liquid, short duration bonds and other listed securities in order to avoid additional liquidity risk that may arise from such events. In the event of large catastrophic or other losses, AXA's property & casualty operations would be able to liquidate a certain amount of their investment portfolios; however, if such liquidation occurs during a period of unfavorable market performance, such investments may be liquidated at depressed prices and losses may be incurred.

AXA's asset management and financial services operations. The principal sources of liquidity relating to these operations are operating cash flows, proceeds from the issuance of ordinary shares (where applicable), credit facilities and other borrowings from credit institutions. The financing needs primarily relate to the asset management operations and include funds to support commissions paid on back-end load mutual fund sales, distributions to unitholders (Alliance Capital), capital expenditures requirements and general working capital needs.

SOURCES OF LIQUIDITY

At December 31, 2002, AXA's consolidated balance sheet included cash and cash equivalents of €18 billion, gross of bank overdrafts of €1.1 billion (2001: €18 billion and €1.6 billion, respectively). The Company had cash and cash equivalents in the amount of €195 million (2001: €43 million). The company did not have any amounts outstanding on bank overdrafts at December 31, 2002.

At December 31, 2002, the aggregate principal payments required to be made on subordinated and non-subordinated debt instruments issued for 2003, the four years and thereafter amounted to €761 million in 2003, €695 million, €756 million, €404 million, €237 million and €10,129 million in 2008 and thereafter. Amounts owed to credit institutions are generally payable on demand, except those of the Company (see "Amounts owed to Credit Institutions" below for aggregate repayment maturities).

SUBORDINATED DEBT

AXA has obligations that are not, under French GAAP, characterized or classified in the consolidated balance sheet as debt or equity capital. These obligations are referred to as mezzanine capital.

At December 31, 2002, the Company had outstanding subordinated debt of €7,486 million before taking into account a €289 million reduction for the impact of foreign exchange derivative instruments. On a consolidated basis at December 31, 2002, AXA's total outstanding subordinated debt totaled €8,589 million, after taking into account all intra-group eliminations, or €8,300 million after taking into account a €289 million decrease relating to foreign exchange derivative instruments (December 31, 2001: €9,061 million after taking into account all intra-group eliminations, or €8,868 million after taking into account a €193 million decrease relating to foreign exchange derivative instruments).

On a consolidated basis, the decrease of €568 million in 2002 was mainly due to the impact of foreign currency fluctuations on non-Euro denominated subordinated debt. Indeed, a significant amount of such debt outstanding is denominated in U.S. dollars, and to a lesser extent, in pounds sterling and Japanese yen and during 2002, the Euro significantly strengthened against these currencies.

At December 31, 2002, the potential number of ordinary shares that would be issued upon conversion of AXA's total outstanding subordinated convertible debt in accordance with the terms and conditions of the debt would be 64.0 million (2001: 64.0 million).

For further information see note 14 "Mezzanine Capital" to the consolidated financial statements.

NON-SUBORDINATED DEBT INSTRUMENTS ISSUED

At December 31, 2002, the Company, had non-subordinated debt instruments issued and outstanding of €1,392 million, or a decrease of €692 million from €2,084 million at December 31, 2001. All of such debt outstanding of the Company at December 31, 2002 and 2001 was classified as financing debt. On a consolidated basis as at December 31, 2002, AXA's total outstanding issued non-subordinated debt obligations amounted to €4,682 million, or a decrease of €1,275 million from €5,957 million, after excluding accrued interest at December 31, 2001: (in 2002, accrued interest was no longer included in the balance outstanding in the balance sheet). Of the total non-subordinated debt outstanding at December 31, 2002, the amounts classified as financing debt and operating debt represented €3,622 million and €1,060 million, respectively (2001: €4,712 million and €1,243 million, respectively). The €1,275 million decrease in consolidated non-subordinated debt instruments issued was primarily due to the activities set out below.

In early 2002, the Company undertook a program of refinancing its existing short-term debt. As part of this program, the Company made private placements totaling approximately €500 million from its existing €3.0 billion Euro Medium Term Note program ("EMTN"), primarily in Euro and U.S. dollars as follows: (i) U.S. $100 million variable rate due 2004; (ii) €200 million variable rate due 2004; and (iii) €200 million variable rate due 2005. These funds, combined with dividends received from the Company's subsidiaries, were used to refinance existing short-term debt, in particular the Company's outstanding commercial paper at December 31, 2001 of approximately €826 million. In addition, of the amounts drawn by the Company on its EMTN program during 2002, approximately €79 million was attributed to other AXA Group entities and as such, is eliminated on consolidation:

  In 2002, new debts that were issued by the Company on behalf of certain other financial services subsidiaries in France and Germany were classified as "operating debt" (€162 million). In addition, there was an increase in operating debt of €70 million resulting from a reclassification from "Payables (other)" arising from non-insurance activities;
  A €240 million decrease in the amount outstanding under Alliance Capital's commercial paper program; and
  A general decrease in amounts outstanding on non-Euro denominated debt (primarily U.S. dollars) in 2002 due to the significant strengthening of the Euro against the U.S. dollar during the year.

Of AXA's total issued debt obligations outstanding at December 31, 2002, the amount related to short term debt was € 701 million, of which €13 million related to the Company (2001: €1,802 million and €826 million, respectively).

For further information see note 18 "Non-subordinated Debt Instruments Issued" to the consolidated financial statements.

AMOUNTS OWED TO CREDIT INSTITUTIONS

On a consolidated basis at December 31, 2002, amounts owed by the Company and its subsidiaries to credit institutions totaled €5,016 million as compared to €6,608 million at December 31, 2001, or a decrease of €1,592 million. Of the total amounts owing to credit institutions outstanding at December 31, 2002, financing and operating debt (including bank overdrafts), represented €304 million and €4,712 million, respectively (2001: €246 million and € 6,363 million, respectively). The decrease of €1,592 million was attributable primarily to the following items:

  AXA Bank Belgium uses different financing instruments, primarily repurchase agreements, in order to manage the liquidity position of the bank. Due to varying requirements of the bank for additional liquidity and given that repurchase agreements are short-term in nature, the bank, from time to time, will borrow money to meet its financing needs. As a result of this liquidity management, the amount outstanding at December 31, 2002 had decreased by approximately €579 million;

  A reduction of approximately €550 million in bank overdrafts across the Group; and
  A reduction in the amount of operating debt held by entities in the Other Financial Services segment, in particular, the reduction in operating debt of AXA Banque by €350 million and Compagnie Financière de Paris Crédit by nearly € 330 million. These reductions in operating debt were offset by an increase in the operating debt of AXA
  Vorsorgebank in Germany by nearly €210 million, which was used to refinance the growth of its loan book during 2002.

Of the total amounts owed to credit institutions on a consolidated basis, nearly all of the arrangements are payable on demand, except for those of the Company. The aggregate principal payments required to be made by the Company are €26 million in 2003, €228 million in 2004 and nil thereafter.

For further information see in note 19 "Amounts Owed to Credit Institutions" to the consolidated financial statements.

ISSUANCE OF ORDINARY SHARES

On May 9, 2001, at AXA's annual general meeting of shareholders, the shareholders approved a four-for-one split of AXA's ordinary shares and two-for-one split of AXA's American Depository Shares (ADS). As a result, the ratio of AXA ADSs to AXA ordinary shares changed from one ADS representing one-half of an ordinary share to one ADS representing one ordinary share. The information provided below is given on a post 4-for-1 stock split basis.

  Since 1994, AXA has regularly offered shares to its employees. In 2002, AXA employees invested a total of €255 million in the employee stock ownership program (€13 million on July 30, 2002 and €242 million on December 20, 2002) resulting in the issuance of 27.2 million of AXA ordinary shares. At December 31, 2002, AXA employees held approximately 4% of AXA ordinary shares (including ADSs) compared to 2.3% at December 31, 2001.
  Approximately 0.8 million ordinary shares were issued in connection with the exercise of AXA share options in 2002 (2001: 2.6 million ordinary shares).

In addition in 2002, the number of AXA ordinary shares held in treasury remained stable. As at December 31, 2002, AXA held approximately 30.5 million of its ordinary shares at a book value of €487 million, or 1.7% of the total outstanding ordinary shares (2001: 30.5 million, €489 million and 1.7%, respectively). These shares are allocated principally to cover the AXA Financial stock option program, where options have been granted to AXA Financial employees to acquire AXA ADSs.

DIVIDENDS RECEIVED

Dividends paid to the Company from its affiliates were approximately €1,481 million (2001: €1,882 million and 2000: €1,520 million), of which approximately €387 million were in currencies other than the euro (2001: €410 million and 2000: €350 million). The net decrease of approximately €400 million in dividends received during 2002 related principally to (i) a decrease in dividends received from AXA Konzern AG (Germany) of €176 million due to an exceptional dividend paid in 2001, and (ii) a decrease in dividends from AXA Belgium SA and AXA UK Holdings plc of €140 million and €150 million, respectively, which was only partly offset by an increase in the dividend received from AXA Financial of €103 million to a total of €302 million.

The Company is not subject to legal restrictions on the amount of dividends it may pay to its shareholders, provided that accumulated earnings available for distribution are sufficient. However, certain of AXA's subsidiaries, principally insurance companies, are subject to restrictions on the amount of funds they may transfer in the form of cash dividends or otherwise to their shareholders. For further information on dividend restrictions as it relates to AXA's principal insurance operations in France, the United States, the United Kingdom, Japan, Germany and Belgium, see note 29 "Dividend Restrictions and Minimum Capital Requirements" to the consolidated financial statements.

AXA currently anticipates that cash dividends received from operating subsidiaries will continue to cover its operating expenses including planned capital investment in existing operations, interest payments on its outstanding debt and borrowings, and dividend payments during each of the next three years. AXA's future dividends are subject to change and will depend on AXA's earnings financial condition and other matters. See "Dividend Policy" in Item 8 of this annual report. AXA expects that anticipated investments in subsidiaries and existing operations, future acquisitions and strategic investments will be funded from available cash flow remaining after payments of dividends, debt service and operating expenses, proceeds from the sale of non-strategic assets and businesses and future issues of debt and equity securities.

USES OF FUNDS

AXA's debt activities in 2002 were primarily used for general corporate purposes and refinancing of existing debt, consistent with the type of activity undertaken in 2001.

In respect of the Company, interest paid in cash in 2002 was €564 million or €311 million after taking into consideration derivative instruments used to hedge the Company's interest commitments (2001: €635 million or €606 million, respectively; 2000: €267 million or €227 million, respectively). Annual interest expense of the Company is expected to be approximately €350 million, net of interest received on derivative instruments during each of the next three years. Certain of the Company's outstanding debt is variable rate and consequently interest expense may rise under certain circumstances. On a consolidated basis, total interest paid in cash in 2002 was €894 million or €641 million after taking into consideration derivative instruments used to hedge interest commitments (2001: €913 million and 2000: €713 million). Dividends paid to AXA shareholders in 2002 totaled €971 million in respect of the 2001 financial year, or €0.56 per ordinary share (2001: €0.55 per ordinary share on a post 4-for-1 stock split basis was paid in respect of the 2000 financial year). All dividends in respect of the financial years ended in 2001 and 2000 were paid in cash. See "Subsequent Events after December 31 affecting AXA's liquidity" for dividends to be paid in 2003 in respect of the 2002 financial year.

SOLVENCY MARGINS AND RISK BASED CAPITAL

Each insurance company within AXA is required by the regulations in the local jurisdictions to maintain capital adequacy and solvency margin requirements. The primary objective of the solvency margin requirements is to protect policy-holders. AXA's insurance subsidiaries are in compliance with the applicable solvency requirements. The solvency and capital adequacy margins in general are calculated based on a formula that contains variables for expenses, inflation, investment earnings, death, disability claims, surrenders, premium dormancy and policyholder options, distribution of assets among investment categories, and the matching of specific categories of assets and liabilities. In addition, a European Directive dated October 27, 1998 requires a consolidated solvency calculation effective for periods ending on or after December 31, 2001. France transposed this directive under an ordinance dated August 29, 2001, decreed on March 14, 2002 and applicable from 2002. The new requirements are regulated in France by the Commission de Contrôle des Assurances and at December 31, 2002, AXA has complied with these requirements. AXA's financial services subsidiaries must comply with various French and European regulations that require each to maintain, depending on its area of activity (bank, credit establishment or other), a minimum liquidity ratio or a minimum solvency ratio.

For information on regulatory requirements see "Item 4 – Information on the Company – Additional Factors which may affect AXA – Regulation". For information on AXA's risk management in connection with market risk, see "Item 11 – Quantitative and Qualitative Disclosures About Market Risk".

SUBSEQUENT EVENTS AFTER DECEMBER 31, 2002 AFFECTING AXA'S LIQUIDITY

Refer to " - Events subsequent to December 31, 2002" in the beginning of this section of the annual report.

OFF-BALANCE SHEET ARRANGEMENTS

Information regarding off-balance sheet commitments is provided in note 26 "Off-Balance Sheet Commitments" to the consolidated financial statements included under Item 18 of this annual report.

CONSOLIDATED CASH FLOWS

YEAR ENDED DECEMBER 31, 2002 COMPARED TO YEAR ENDED DECEMBER 31, 2001

Net cash provided by operating activities totaled €14.3 billion for the year ended December 31, 2002 (2001: €12.8 billion). Net cash provided from operating activities in 2002 was €1.5 billion higher than the prior year in line with improved operational performances. A growth in gross revenues was experienced in three of AXA's major markets: i) life & savings - notably due to strong sales in the United States following the launch of a variable annuity product, and in Japan from the acquisition of additional shares in group pensions; ii) property & casualty and iii) international insurance, both of which were favorably impacted by tariff increases. Additionally, there was a favorable impact in relation to claims and expense management evolution, the combined ratio for the Group dropping 6 bases points over the prior year.

Net cash used in investing activities was €10.8 billion for the year ended December 31, 2002 (2001: net cash used of €20.8 billion). The decline in cash used in investing activities compared to the prior year is a function of the difficult and volatile investment environment experienced throughout 2002, notably the large decline in equity markets, which directly adversely impacted the level of funds available for re-investment associated with the UK "with profits" portfolio. Net cash used in financing activities totaled €2.1 billion for the year ended December 31, 2002 (2001: net cash used of €1.6 billion). 2002 was similar to 2001in that the majority of the financing activity related to refinancing the Group's existing debt facilities. This increase in the repayment of debt facilities was primarily due to (i) amounts owed to credit institutions for AXA Bank Belgium, which uses repurchase securities in order to manage the varying liquidity position of the bank and (ii) the refinancing of the Company's existing short-term debt (notably the Company's commercial paper issued in 2000) partly financed by the drawdown by the Company of approximately €500 million from its existing € 3.0 billion Euro Medium Term Note program.

The net impact of the foreign currency fluctuations was a decrease of approximately €0.8 billion in net cash for the year ended December 31, 2002 (2001: decrease of €0.5 billion). The net change was due to a strengthening of the Euro against most currencies, notably the United States dollar, the Japanese yen and British pound sterling. The operating, investing and financing activities described above, as well as the impact of foreign exchange and change in scope of consolidation, resulted in an increase in net cash and cash equivalents of €0.5 billion in 2002 (2001: decrease of €10.0 billion).

At December 31, 2002, total consolidated gross cash and cash equivalents amounted to €17.6 billion, or net cash and cash equivalents of €16.5 billion after deducting bank overdrafts that were classified under "amounts owed to credit institutions" in AXA's consolidated balance sheet (2001: €17.6 billion and €16.0 billion net of bank overdrafts, respectively).

YEAR ENDED DECEMBER 31, 2001 COMPARED TO YEAR ENDED DECEMBER 31, 2000

Net cash provided by operating activities totaled €12.8 billion for the year ended December 31, 2001 (2000: €14.1 billion). Net cash provided from operating activities in 2001 was €1.3 billion lower than the prior year mainly due to a lower level of growth in life & savings business in 2001 attributable to the deterioration in the global equity and economic markets in the year. In 2000, the life & savings operations continued to benefit from the sale of savings-related investment products, such as separate account (unit-linked) contracts, in respect of continued consumer demand for such products driven by overall strong performance of the global financial markets.

Net cash used in investing activities was €20.8 billion for the year ended December 31, 2001 (2000: net cash used of €15.2 billion) and primarily related to the activities as set out below.

  There was an overall increase in net cash outflows for insurance-related invested assets in 2001 as the cost of acquiring additional investments, funded by new net money received on new policies or through ordinary reinvestment, was affected by the global financial market conditions. These unfavorable market conditions were characterized by decreasing equity security prices and increasing fixed maturity security prices given the central banks in the principal countries in which AXA operates lowered interest rates in response to signs of slowing economic conditions, as the investment mix in AXA's insurance investment portfolios has been, generally, more weighted to fixed maturity investments (more than 50% of the AXA's consolidated insurance-related invested asset portfolio).
  Cash settlement to former minority shareholders of AXA Financial following the completion of the squeeze out merger in January 2001, resulting in the payment of €2,078 million by the Company.

Net cash used in financing activities totaled €1.6 billion for the year ended December 31, 2001 (2000: net cash provided of €11.7 billion). 2001 was in marked contrast to 2000, which had a high level of financing activities as AXA raised cash of €3.7 billion through the issuance of ordinary shares and approximately €7.2 billion from the issuance of subordinated debt and obtaining other borrowings to (i) finance the buyout of minority interests in SLPH, AXA China Region and AXA Financial, and (ii) the acquisitions of Nippon Dantai and Sanford C. Bernstein. Whereas in 2001, a majority of the cash activity related to the repayment of existing amounts owed to credit institutions, which decreased by €2.8 billion. The decrease was mainly attributable to the repayment of the three-year variable rate term loan facility that was obtained by the Company in December 2000 to partly finance the buyout of minority interests in AXA Financial. The net impact of the foreign currency fluctuations was a decrease of approximately €0.5 billion in net cash for the year ended December 31, 2001 (2000: increase of €1.0 billion). The net change was due to a weakening of the Euro against the United States dollar, partially offset by the strengthening of the Euro against the Japanese yen and, to a lesser extent, the Australian dollar in 2001.

The operating, investing and financing activities described above, as well as the impact of foreign exchange and change in scope of consolidation, resulted in an decrease in net cash and cash equivalents of €10.0 billion in 2001 (2000: increase of €11.9 billion).

At December 31, 2001, total consolidated gross cash and cash equivalents amounted to €18 billion, or net cash and cash equivalents of €16.0 billion after deducting bank overdrafts that were classified under "amounts owed to credit institutions" in AXA's consolidated balance sheet (2000: €29.0 billion on a restated gross basis and €26.0 billion net of bank overdrafts as reported in the prior year, respectively).

OTHER MATTERS

ADDITIONAL INFORMATION ON IMPAIRMENT OF INVESTMENTS (FRENCH GAAP)

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

(in euro millions, except percentages)

Total Invested assets Including participating interests (excluding separate accounts)
	At December 31, 2002		At December 31, 2001

Insurance activities	€239.8	(96%)	€248.2	(96%)
Non-insurance activities	€9.0	(4%)	€10.4	(4%)

Total consolidated invested assets	€248.8		€258.6
(which exclude investments in affiliated companies
and separate account assets)

Analysed as follows:
– Fixed maturity securities	€155.1	(a)	€151.8	(a)
– Equity securities (c)	€57.7	(b)	€65.1	(b)
– Real estate; mortgages, policies and other
loans; and investments in participating interests.	€36.0		€41.7

	€248.8		€258.6

(a)	In 2002, approximately 15% were not publicly-listed securities with a carrying value of €23.3 billion (2001: approximately 16% were not publicly-listed securities with a carrying value of €23.7 billion)
(b)	In 2002, approximately 27% were not publicly-listed securities with a carrying value of €15.5 billion (2001: approximately 23% were not publicly-listed securities with a carrying value of €15.0 billion), including investment in mutual funds.
(c)	Includes holdings in mutual funds, including funds that invest in fixed maturity securities, see Note 6 "Investments" to the consolidated financial statements included elsewhere in this annual report.

AXA records an investment impairment charge when it believes an investment has experienced a decline in fair value that is other-than-temporary. Identifying those situations requires judgment by management and includes an assessment of subjective as well as objective factors including, but not limited, to the duration and extent to which the fair value of a particular security has been depressed; the financial condition, cash flows, and near term earnings potential of the issuer; and any particular problems affecting the issuer's industry sector, as well as AXA's ability and intent to retain the investment to allow sufficient time for any anticipated recovery in fair value. These impairment charges were recorded based on evaluation of the facts and circumstances specific to individual fixed maturity and equity securities and, in the judgment of management, such facts and circumstances did not impact the carrying values of other material investments held by AXA's operations. Increases in defaults, credit downgrades, and overall declines in the global financial markets have contributed to an increase in impairments on AXA's investment assets in 2002 and 2001 as compared to prior years.

In 2002 and in accordance with French GAAP, AXA recorded valuation allowances for other-than-temporary impairments before allocation to participating benefits, DAC/VBI amortization, minority interests and taxes as set out below:

  equity securities of €1,147 million, which included €912 million in respect of quoted equity securities (2001: €1,178 million, which included €995 million in respect of quoted equity securities); and
  fixed maturity securities of €361 million (2001: €419 million).

There are a number of risks and uncertainties inherent in our assessment methodology described above. Recorded impairments represent the best judgment of management at the time they are made based on the facts and circumstances known to management at that time. Consequently, the amount of any valuation allowance in respect of individually identified impaired fixed maturity and equity investments can be expected to change over time. Based on new information available in future periods, management may adjust the valuation allowance to reflect improvements or further deterioration in economic, financial market, credit or other conditions. Such adjustments are recorded as credits to or charges against AXA's consolidated operating results.

Gross unrealized gains and gross unrealized losses under French GAAP for AXA's fixed maturity and equity investment holdings at December 31, 2002 and 2001 are set out below.

(in euro millions)

	At December 31, 2002	At December 31, 2001

Fixed Maturity securities
- Gross unrealized gains	€9.6	€5.4
- Gross unrealized loss	€(0.7)	€(1.1)

Equity securities
- Gross unrealized gains	€1.6	€3.7
- Gross unrealized loss	€(6.8)	€(2.3)

In the case of unrealized and unrecognized losses, management concluded that based on the methodology described above, including the ability and intent to hold the securities in question, these securities did not have an other-than-temporary decline in value. In addition, the amount of such unrealized gains and losses may not represent the actual impact on AXA's consolidated operating results in any one period, as such amounts are presented before allocation to participating life insurance contracts (as a change in future policy benefits), DAC / VBI amortization, minority interests and taxes.

RECONCILIATON OF FRENCH GAAP TO U.S. GAAP

SIGNIFICANT ACCOUNTING POLICIES

The notes to the consolidated financial statements contain a summary of AXA's significant accounting policies under French GAAP (see note 2) and a discussion of the differences between French GAAP and U.S. GAAP, which materially affect the determination of AXA's consolidated net income and shareholder's equity, including a discussion of recently-issued accounting pronouncements (see notes 33 and 34). Most of these policies are considered to be important to the portrayal of AXA's consolidated financial position and consolidated operating results, especially those which require (i) the use of estimates and assumptions, for example, in respect of establishing insurance future policy benefits and claims reserves, or (ii) management to make difficult, complex or subjective judgments.

Restatement Information

As indicated in note 33 to the consolidated financial statements, the U.S GAAP adjustments as of and for the year ended December 31, 2001 have been restated for the accounting for other-than-temporary declines in value for investment securities, which reduced AXA's 2001 U.S GAAP consolidated net income by €1,128 million to €356 million. These adjustments did not impact AXA's U.S GAAP consolidated shareholders' equity at December 31, 2001 because AXA had already recorded the unrealized effect of the decreased market value of its investment securities through "Other comprehensive income" ( a separate component within shareholders' equity) in that period).

(in euro millions)

	Years ended December 31,
		2001
	2002	restated	2000

CONSOLIDATED NET INCOME IN ACCORDANCE WITH FRENCH GAAP	949	520	3,904
Adjustments to U.S. GAAP (a)	(3,534)	(164)	(656)

CONSOLIDATED NET INCOME IN ACCORDANCE WITH U.S. GAAP	(2,588)	356	3,248

Consists of:
Continuing operations	(2,588)	356	951
Discontinued operations of DLJ	–	–	2,297

(a)	2002 includes profit booked in Alliance Capital of €148 million in French GAAP not recognized in U.S. GAAP, which included€277 million from the partial release of the dilution profit offset by €129 million relating to the associated amortization of goodwill.

(in euro per share)

Net income per ordinary share:
	Years ended December 31,
		2001
	2002	restated	2000(a)

Amounts in accordance with French GAAP
– basic	0.55	0.30	2.57
– diluted	0.55	0.32	2.44

Amounts in accordance with U.S. GAAP
– basic	(1.52)	0.21	2.16
– diluted	(1.52)	0.21	2.10
(a)	2000 share data restated to take account of the 4-for-1 stock split approved by the shareholders at the annual general meeting held on May 9, 2001.

YEAR ENDED DECEMBER 31, 2002

The 2002 U.S. GAAP net income amounted to a loss of €2,587 million , or €1,639 million lower than the French GAAP net income. This decrease was principally due to:

  The impact relating to impaired securities under U.S. GAAP in 2002 was an additional loss of €1,656 million (net Group share impact). The difference is primarily attributable to differences in conditions when an investment is presumed to be impaired, especially during volatile market conditions, and the amount recorded for impairment.
  The unfavorable impact of financial markets trends (i) on the value of investments in mutual funds and real estate companies, consolidated under U.S. GAAP at their market value (€1,008 million), and (ii) on the profit emerging from the UK "with-profit" funds, of which 10% is recognized in the U.S. GAAP net income (decrease by €274 million).
  An additional valuation allowance recorded under U.S. GAAP in respect of deferred tax assets in the Japanese life insurance operations (€1,014 million) as FAS 109 gives greater weight to previous cumulative losses than the outlook for future profitability when determining whether deferred taxes can be realized.
  Under French GAAP, deferred income taxes are not required to be recognized in respect of distributions if the distribution is not going to be made in the foreseeable future and the ability to make such a distribution is at the control of management. Under U.S. GAAP, deferred income taxes arising on distributions are recorded in full if subject to local tax upon distribution (inside tax basis) even if the distribution is not going to be made in the foreseeable future and the ability to make such a distribution is under the control of management. In 2002, a deferred tax liability existed under U.S. GAAP of €345 million in respect of a local UK tax on future fund distributions.
  The elimination under U.S. GAAP of (i) the exceptional profit accounted for in Alliance Capital under French GAAP (€148 million) relating to the partial release of the dilution profit set up at the time of acquisition of Sanford Bernstein offset by associated additional goodwill amortization, as under U.S. GAAP, this dilution profit was entirely accounted within shareholder's equity, and (ii) the realized gain on the disposal of AXA Australia health activities (€87 million).
  The valuation difference between French GAAP and U.S. GAAP (decrease by €119 million) on the reinsurance contracts on guaranteed minimum income benefit features respectively in AXA Financial (reinsurance ceded) and AXA Corporate Solutions (reinsurance accepted), as these contracts are derivative instruments that are accounted for at fair value under U.S. GAAP.
  These unfavorable items were partly offset by the fact that goodwill is no longer amortized from 2002 (increase by €588 million), and by the overall impact of fair value accounting for derivatives under FAS 133 (increase by € 412 million).
(in euro millions)

	At December 31, 2002
	Amortized			Consisting of
	or cost	Net Carrying	Fair value	Gross unrealized	Gross unrealized
		Value		gains	losses

Fixed Maturities:
Held to maturity	849	848	998	149	-
Available for sale	134 316	143,110	143,110	9,236	(440)
Trading		17,516	17,516
			161,624

Equity investments (including holdings
in mutual funds)
Available for sale	19,403	20,724	20,725	1,638	(314)
Trading	331	34,451	34,451
			55,176

TOTAL Under U.S. GAAP	154,899	216,649	216,799

(in euro millions)

	At December 31, 2002
				Analysis of URL
	Amortized	Market	Total	Less than	20%-50%	more than
	cost / cost	Value	URL	20%		50%

Below Investment Grade
< 6 months	760	705	(55)	(32)	(21)	(2)
6-12 months	431	366	(64)	(20)	(39)	(6)
12-24 months	55	35	(20)	(0)	(16)	(4)
24-36 months	54	44	(10)	(5)	(5)	-
> 36 months	239	199	(39)	(17)	(17)	(6)
Total	1,538	1,350	(188)	(73)	(97)	(17)

Investment Grade
< 6 months	4,384	4,293	(91)	(87)	(4)	-
6-12 months	1,641	1,598	(43)	(38)	(4)	-
12-24 months	1,090	1,036	(54)	(32)	(22)	-
24-36 months	477	457	(20)	(20)	-	-
> 36 months	515	469	(46)	(30)	(13)	(4)
Total	8,107	7,853	(253)	(207)	(43)	(4)

Total Fixed maturities
< 6 months	5,144	4,998	(146)	(119)	(25)	(2)
6-12 months	2,056	1,950	(105)	(56)	(43)	(6)
12-24 months	1,143	1,069	(74)	(32)	(38)	(4)
24-36 months	530	501	(30)	(24)	(5)	-
> 36 months	753	668	(85)	(46)	(30)	(9)
Total	9,644	9,203	(442)	(280)	(140)	(21)

Total equities
< 6 months	3,374	3,061	(313)	(313)	-	-
6-12 months	491	489	(2)	(2)	(-)	(-)
12-24 months	9	9	(-)	-)	(-)	-
24-36 months	-	-	(-)	(-)	-	-
> 36 months	-	-	-	-	-	-

Total	3,874	3,559	(314)	(314)	(-)	(-)

	13,518	12,762	(756)	(594)	(140)	(21)

YEAR ENDED DECEMBER 31, 2001

The French GAAP to U.S. GAAP adjustments were primarily attributable to the following items:

The 2001 consolidated net income in accordance with U.S. GAAP totaled €356 million (restated) and was lower than AXA's consolidated net income in accordance with French GAAP by €164 million. This impact was primarily attributable to the 2001 impairment charge on investment securities under U.S. GAAP, which on a net group share basis was was €1,128 million (restated) higher than that recorded under French GAAP. The difference is primarily attributable to differences in conditions when an investment is presumed to be impaired, especially during volatile market conditions, and the amount recorded for impairment. This was partly offset by €2,667 million being included in the consolidated net income under U.S. GAAP as a result of the plan of financial reorganization of AXA Equity & Law undertaken in 2001 and the transition rules of Statement of Financial Accounting Standards ("FAS") No. 133, as amended "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133 ") adopted by AXA on January 1, 2001 as set out below:

  An after-tax cumulative-effect-type credit to income of €2,698 million from "Other comprehensive income" (a separate component of shareholders' equity), representing the after-tax net unrealized investment holding gain for the fixed maturity and equity securities backing the UK with-profit business at January 1, 2001. This adjustment was in accordance with the transition rules of FAS 133 whereby AXA reclassified £ 19,806 million (or approximately €31,492 million at transition date) of fixed maturity and equity securities supporting the UK "with-profit" business from "Available-for-sale" to "Trading". Under French GAAP such investments were already stated at market value with changes in market value included in French GAAP net income.
  A €762 million release of unallocated policyholder dividend liability (included in future policy benefits) to income as a result of the transfer of non-participating business from the existing participating "with-profit" fund to a non-participating fund, as a result of the fund restructuring in connection with the plan. This was offset by a €433 million charge against income corresponding to the payment of the incentive bonus paid to the with-profit policyholders that elected in favor of the plan by one of the UK holding companies. Under French GAAP, these items were recorded in AXA's consolidated shareholders' equity, which resulted in an overall decrease of €79 million after the recognition of (i) goodwill of €451 million corresponding to the incentive payment to the with-profit policyholders and the direct costs associated with this transaction, and (ii) a value of purchased life business in force of €466 million.

Other significant items effecting the reconciliation from French GAAP to U.S GAAP included the investment holdings in mutual funds, which are stated at market value under US GAAP, and due to the deterioration in the global stock markets in 2001, net unrealized investment losses in these investments were recognized under U.S GAAP but not under French GAAP: Life & Savings Segment (€291 million) and Property & Casualty Segment (€367 million).
  As a result of the fundamental restructuring of AXA Equity & Law in connection with the Plan of Financial Reorganization undertaken in 2001, under French GAAP 100% of the change in the UK "with-profit" fund is included within future policy benefits, only 10% of the cost of bonus is included in AXA's consolidated net income. Under U.S GAAP 10% of all changes in the UK "with-profit" fund (revenues and expenses) are included in AXA's consolidated net income. Consequently and primarily due to the deterioration in the global stock markets in 2001, this gave rise to an additional charge of €310 million against AXA's consolidated operating results.
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

(in euro millions)

	At December 31, 2001
	Amortized			Consisting of
	or cost	Net Carrying	Fair value	Gross unrealized	Gross unrealized
		Value		gains	losses

Fixed Maturities:
Held to maturity	1,133	1,133	1,190	74	(15)
Available for sale	134,278	138,619	138,619	5,161	(821)
Trading		12,879	12,879
			152,687

Equity investments (including holdings
in mutual funds)
Available for sale	23,317	26,146	26,146	3,058	(228)
Trading		43,034	43,034
			69,180

TOTAL Under U.S. GAAP	158,728	221,811	221,868

124

(in euro millions)

	At December 31, 2001
				Analysis of URL
	Amortized	Market	Total	Less than	20%-50%	more than
	cost / cost	Value	URL	20%		50%

Below Investment Grade
< 6 months	2,882	2,796	(86)	(70)	(11)	(4)
6-12 months	398	368	(30)	(23)	(7)	-
12-24 months	58	49	(9)	(6)	(4)	(-)
24-36 months	261	225	(36)	(18)	(9)	(9)
> 36 months	175	150	(25)	(13)	(13)	-
Total	3,774	3,558	(186)	(130)	(43)	(13)

Investment Grade
< 6 months	14,747	14,365	(381)	(355)	(1)	(26)
6-12 months	2,036	1,951	(84)	(66)	(19)	(-)
12-24 months	2,457	2,373	(84)	(84)	(1)	-
24-36 months	992	933	(59)	(47)	(6)	(6)
> 36 months	801	760	(41)	(28)	(4)	(9)
Total	21,032	21,381	(650)	(579)	(31)	(42)

Total Fixed maturities
< 6 months	17,632	17,164	(467)	(424)	(13)	(30)
6-12 months	2,433	2,319	(114)	(89)	(26)	(-)
12-24 months	2,515	2,422	(94)	(89)	(4)	(-)
24-36 months	1,253	1,158	(95)	(65)	(15)	(15)
> 36 months	976	910	(66)	(41)	(17)	(9)
Total	24,810	23,973	(836)	(708)	(74)	(55)

Total equities
< 6 months	3,506	3,284	(227)	(227)	(-)	-
6-12 months	136	136	(-)	(-)	-	-
12-24 months	315	315	(-)	(-)	(-)	-
24-36 months	105	105	-	-	-	-
> 36 months	-	-	(-)	-	-	-

Total	4,060	3,841	(227)	(227)	(-)	-

	28,871	27,814	(1,063)	(936)	(74)	(55)

125

GLOSSARY

COMPARABLE BASIS

On a comparable basis means that the data for the current year period were restated using the prevailing foreign currency exchange rate for the same period of the prior year (constant exchange rate basis) and eliminated the results of acquisitions, disposals and business transfer (constant structural basis) and of changes in accounting principles (constant methodological basis), in one of the two periods being compared.

Net investment result includes the following items: Net investment income, Realized capital gains and losses, and Valuation allowances and release in respect of impaired invested assets.

Current accident year loss ratio (Property & Casualty) net of reinsurance, is the ratio of:

(i)	(current year claims charge gross of reinsurance + claims-handling costs + result of reinsurance ceded on current accident year), to
(ii)	Earned premiums, gross of reinsurance.

All accident years loss ratio (Property & Casualty) net of reinsurance, is the ratio of:

(i)	(all accident years claims charge gross of reinsurance + claims-handling costs + result of reinsurance ceded on all accident years), to
(ii)	earned premiums, gross of reinsurance.

The combined ratio is the sum of (i) the expense ratio and (ii) the loss ratio (all accident years).

SPECIFIC TO AXA CORPORATE SOLUTIONS

Covers are specific reinsurance treaties, bought to protect all or a portion of the company's portfolio against major losses. If such losses do not occur over the insured period, a profit commission (or "no-claim bonus") is paid to the ceding company. In general, the cost of a cover is accrued (or by extension "earned") ratably over the treaty period. Major losses are defined as any event whose net ultimate cost is greater than $50 million (approx. 3% of AXA Corporate Solutions consolidated shareholders' equity); the Net "ultimate" cost is the result of the claim cost (net of reinsurance) minus the reinstatement premiums (net of reinsurance).

SPECIFIC TO ASSET MANAGEMENT

Net new money: Inflows of client money less outflows of client money. Net new money measures the impact of sales efforts, product attractiveness (mainly dependent on performance and innovation), and the general market trend in investment allocation.

Item 6: Directors, Senior Management and employees

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

At December 31, 2002, the Supervisory Board consisted of 14 members, appointed by the shareholders . Currently, three members of the Supervisory Board are not French nationals. At their annual meeting on May 3, 2002, the shareholders appointed Edward Miller to the Supervisory Board to replace Richard Jenrette for the remainder of Mr. Jenrette’s term of office.

At the annual general meeting on April 30, 2003, the shareholders were asked to consider the reappointment of eight members of the Supervisory Board whose term of office expired: Messrs Jean-René Fourtou, Jacques Calvet, David Dautresme, Michel François-Poncet, Henri Hottinguer, Gérard Mestrallet, Edward Miller and Alfred von Oppenheim. Acting on the recommendation of the Selection Committee, the Supervisory Board decided:

  to recommend that the Management Board ask the shareholders to reappoint the mandate of Messrs Jean-René Fourtou, Jacques Calvet, David Dautresme, Henri Hottinguer, Gérard Mestrallet and Alfred von Oppenheim.
  to recommend that the appointment of the following new member be put to a vote of the shareholders at the aforementioned meeting: Mr. Ezra Suleiman.

At the Company’s annual general meeting on April 30, 2003, the shareholders followed this and, since that date, the Supervisory Board has consisted of 13 members.

Acting on the recommendations of the Selection Committee, the Supervisory Board has reviewed the status of all its members for compliance with the recommendations contained in the Bouton Report on corporate governance in publicly traded companies and, for members of the Audit Committee, with the provisions of the Sarbanes Oxley Act. According to the criteria set forth in the Bouton Report, 9 of the 13 Supervisory Board members are independent: Messrs Thierry Breton, Jacques Calvet, David Dautresme, Anthony Hamilton, Henri Hottinguer, Gérard Mestrallet, Alfred von Oppenheim, Bruno Roger and Ezra Suleiman.

As of the date of this annual report, the Supervisory Board consists of the following 13 members:

Name and Age	Current Post	Directors Fees Earned in 2002	Principal Occupation or Employment and Directorships	Beginning and End of Term
		(in euro)
Claude Bébéar (67)	Chairman of the Supervisory Board	77,509	Chairman and CEO of Finaxa; Member of the Board of Directors or Supervisory board of AXA Financial, Inc. (United States), Mutuelles AXA, Schneider Electric, Vivendi Universal and BNP Paribas	May 2000 to May 2004
Jean-René Fourtou (63)	Vice Chairman of the Supervisory Board	74,011	Chairman and CEO of Vivendi Universal; Member of the Board of Directors of Aventis, EADS (Netherlands), AXA Financial (United States), Mutuelles AXA and Cap Gemini; Chairman of the Supervisory Board of Vivendi Environnement and Groupe Canal+	January 1997 to May 2003
Thierry Breton (48)	Member of the Supervisory Board,Independent[1]	20,732	Chairman and CEO of France Telecom; Chairman of the Board ofDirectors of Thomson SA and Orange; Member of the Board of Directorsor Supervisory Board of Dexia, Schneider Electric and Thomson	May 2001 to May 2005
Jacques Calvet (71)	Member of the Supervisory Board, Independent	45,509	Chairman of the Supervisory Board of Bazar de l’Hotel de Ville (BHV); Vice Chairman of the Supervisory Board of Galeries Lafayette; Director or Supervisory Board Member of Société Générale, Vivarte (Groupe André) and Société Foncière Lyonnaise	January 1997 to May 2003
David Dautresme (69)	Member of the Supervisory Board, Independent	39,393	Senior Advisor to Lazard Frères; Chairman of Parande Développement (Groupe Euris); Director or Supervisory Board Member of Lazard Frères Banque, Casino, Club Méditerranéee and AXA Investment Managers	January 1997 to May 2003
Alfred von Oppenheim (68)	Member of the Supervisory Board, Independent	26,672	Chairman of the Supervisory Board of Bank Sal. Oppenheim Jr. & Cie KgaA (Germany) and Chairman of the Board of Bank SAL Oppenheim Jr & Cie (Schweiz) AG (Switzerland)	January 1997 to May 2003
Anthony Hamilton (61)	Member of the Supervisory Board, Independent	22,403	Chairman of Fox Pitt, Kelton Group Limited (UK), Fox Pitt, Kelton Nominees Limited (UK), AXA UK Plc (UK) and AXA Equity and Law (UK); Member of the Board of Directors or Supervisory Board of AXA Financial (United States), Fox-Pitt Kelton Limited (UK), Pinault-Printemps-Redoute and Swiss Re Capital Markets Limited (UK)	January 1997 to May 2005
Henri Hottinguer (68)	Member of the Supervisory Board, Independent	39,098	Chairman and CEO of Financière Hottinguer; Chairman of the Supervisory Board of Crédit Suisse Hottinguer and Emba NV (Netherlands); Vice Chairman of Gaspee (Switzerland); Chairman of the Board of Directors of Hottinguer Capital Corp. (US); Chairman and CEO of Sofibus; SEVP and member of the Board of Directors of Intercom; Member of the Board of Directors of Finaxa, AXA France Iard, AXA France Vie and AXA France Collectives	January 1997 to May 2003
Henri Lachmann (64)	Member of the Supervisory Board	26,744	Chairman and Chief Executive Officer of Schneider Electric; Director or Supervisory Board Member of Finaxa, Vivendi Universal, Norbert Dantressangle Group and Mutuelles AXA	January 1997 to May 2005
Gérard Mestrallet (54)	Member of the SupervisoryBoard, Independent	29,439	Chairman and Chief Executive Officer of Suez; Chairman of the Board of Tractebel (Belgium) and Société Générale de Belgique (Belgium); Vice Chairman of Hisusa (Spain) and Sociedad General de Aguas de Barcelona (Spain); Director or Supervisory Board Member of Saint Gobain, Crédit Agricole S.A., Taittinger and Pargesa Holding S.A. (Switzerland)	January 1997 to May 2003
Ezra Suleiman (61)	Member of the Supervisory Board, Independant	_	Professor of Politics and Chair of the Committee for European Studies, Princeton University. Associate Professor, Institut d’Etudes Politiques, Paris	April 2003 / April 2007
Michel Pébereau (61)	Member of theSupervisory Board	39,839	Chairman and Chief Executive Officer of BNP Paribas; Director or Supervisory Board Member of Saint Gobain, Total Fina Elf, Lafarge, Dresdner Bank AG Frankfurt (Germany) and BNP Paribas UK (UK)	January 1997 to May 2005
Bruno Roger (69)	Member of the SupervisoryBoard, Independent	43,102	Chairman of Lazard Paris; Chairman of the Supervisory Board of EURAZEO; Director or Supervisory Board Member of Saint Gobain, Pinault Printemps Redoute, Sofina and Cap Gemini Ernst & Young	January 1997 to May 2005

(1)	Members of the Supervisory Board are not considered independent in the event that they are:
	–	executive officers of companies in which AXA has a significant shareholding interest, or
	–	former employees of AXA.

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

The Audit Committee used to be composed of 5 members. To reflect the proposed «independence» criteria under the Sarbanes-Oxley Act, the composition of the Audit Committee was reduced to 3 members, all of whom should be independent: Messrs Jacques Calvet (Chairman), David Dautresme, Alfred von Oppenheim.

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

The principal subjects considered by the Audit Committee in 2002 are indicated below:

  annual and interim financial statements,
  initiatives undertaken to reconcile French GAAP and US GAAP, status of the Group audit function,
  methodology for calculating allowances to reserves for other-than temporary depreciation, measures aimed at combating money laundering,
  AXA RE risk coverage,
  review of certain specific risks.

The Audit Committee held seven meetings in 2002. The global attendance rate was 83%.

The Finance Committee is composed of the following six members, four of whom are independent: Messrs Claude Bébéar (Chairman), Thierry Breton, Jacques Calvet, Gérard Mestrallet, Alfred von Oppenheim, Michel Pébereau.

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

The Finance Committee held four meetings in 2002. The global attendance rate was 79%. The primary subjects considered by the Finance Committee in 2002 are indicated below:

  AXA’s financial structure,
  AXA’s asset management,
  the restructuring of AXA Corporate Solutions,
  the restructuring of the banking division and the integration of Banque Directe, sale of the AXA Group’s equity interest in Simco.

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

The Compensation Committee met once in 2002.

The Selection Committee is composed of the following four members, two of whom are independent: Messrs Jean-René Fourtou (Chairman), Gérard Mestrallet, Michel Pébereau, Bruno Roger.

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

The Selection Committee held one meeting in 2002. The global attendance rate was 80%.

The primary subjects considered by the Selection Committee in 2002 and early 2003 are indicated below:

  the situation of Supervisory Board members,
  the re-appointment of incumbent members to the Management Board and the appointment of two new members, review of the succession plans for the CEOs of the Group’s principal subsidiaries.

MANAGEMENT BOARD

The Company’s business is managed by a Management Board (Directoire) and as of March 31, 2003 consisted of seven members. Members of the Management Board are named for a term of three years by the Supervisory Board and the terms of the current Management Board Members will end in 2006. The Management Board meets weekly to discuss and act on strategic matters and/or day-to-day management of the Group.

On the recommendation of the Selection Committee, the Supervisory Board of January 15, 2003 reappointed the following members of the Management Board to new three-year terms :

Name and Age	Principal Occupation or Employment and Principal Outside Directorships

Henri de Castries (48)	Chairman of the Management Board
Françoise Colloc’h (59)	In charge of Human Resources, the AXA Trademark and Communication
Christopher Condron (55)	In charge of United States activities
Gérard de La Martinière (59)	In charge of Finance, Control, and Strategy
François Pierson (55)	In charge of Insurance in France and Assistance

Members of the Management Board devote their time exclusively to the management of the Group and only Gérard de La Martinière sits on the board of companies outside the Group: Schneider Electric and Crédit Lyonnais. On the recommendation of the Selection Committee, the Supervisory Board, at its meeting held on February 26, 2003, completed the Management Board by appointing the following members for same term of the other Management Board members:

Name and Age	Principal Occupation or Employment

Claude Brunet (45)	In charge of Transversal Operations and Projects
Denis Duverne (49)	In charge of Finance, Control and Strategy

As of June 30, 2003, the Management Board consists of five members following the resignations of Françoise Colloc’h and Gérard de La Martinière due to retirement from the Group (in the case of Françoise Colloc’h) and acceptance of a new position outside the Group (in the case of Gérard de La Martinière).

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

The table below sets forth, as of June 30, 2003, the names of the Company’s executive officers, their current principal position within the AXA Group and the year of their initial designation as executive officers.

Name	Current positions	Executive
		officer since

Henri de Castries	Chairman of the Management Board	1991
Bruce Calvert	Chairman and Chief Executive Officer of Alliance Capital	2001
Jean-Raymond Abat	Chief Executive Officer of AXA Seguros (Spain)
	and Head of the Mediterranean region	2003
Alfred Bouckaert	Chief Executive Officer of AXA Belgium	1999
Claude Brunet	Executive Officer responsible for transnational operations and projects	2001
Christopher Condron	Member of the Management Board Chief Executive Officer of AXA Financial (United States)	2001
Claus Michael Dill	Chairman of the Management Board of AXA Konzern AG (Germany)	1999
Denis Duverne	Member of the Management Board
	In charge of Finance, Control and Strategy	2000
Philippe Donnet	Chief Executive Officer of AXA Japan (Japan)
	and Chairman of the Board of Directors of AXA RE	2001
Dennis Holt	Executive Officer of AXA UK	2001
Nicolas Moreau	Chief Executive Officer of AXA Investment Managers	2003
François Pierson	Member of the Management Board
	Chairman of AXA France Assurance, Head of Large Risks,
	Assistance and AXA Canada (Canada)	2001
Les Owen	Managing Director of AXA Asia Pacific Holdings (Australia)	1999
Michel Pinault	Executive Officer responsible for Asia-Pacific Business Unit (excluding Japan)	1997
Stanley Tulin	In charge of the relations with the US analysts, investors and rating agencies
	Vice Chairman and Chief Financial Officer of AXA Financial (United States)	2000

AXA is organized in nine operating business units with the head of each unit reporting directly to the Management Board and its Chairman. These units are as follows:

Name	Responsibility

Alfred Bouckaert	Benelux
Nicolas Moreau	AXA Investment Managers
Claus Michael Dill	Germany and Eastern Europe
Christopher Condron	United States
Michel Pinault	Asia / Pacific (excluding Japan)
François Pierson	France and Assistance, Large Risks, Canada
Dennis Holt	United Kingdom and Ireland
Jean-Raymond Abat	Mediterranean Region
Philippe Donnet	Japan, AXA RE

DIRECTORS SERVICE CONTRACTS

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

EMPLOYEES

The table below sets forth the number of salaried employees of the AXA Group over the past three years broken down by line of business and geographic region:

Salaried Employees	At 31 December	At 31 December	At 1 January	At 31 December
	2000	2001	2001[1]	2002

Insurance	82,720	81,908	73,818	70,127
France[2]	18,541	18,540	18,540	17,869
United Kingdom	12,136	12,170	12,280	10,868
Germany	8,989	8,710	8,710	8,462
Belgium (including AXA Bank Belgium)[5]	5,973	5,695	5,695	5,381
United States[4]	6,173	5,461	5,576	5,276
Japan[3]	8,952	9,201	3,254	3,135
Other countries	16,923	16,655	14,397	13,685
Of which:
Australia / New Zealand[1]	3,540	3,051	3,152	2,922
Netherlands[4]	1,791	1,770	1,303	960
Spain	2,425	2,480	2,154	1,900
Italy	1,345	1,306	1,306	1,302
Portugal	1,269	1,327	1,327	1,304
Canada	2,012	1,939	1,939	1,847
International Insurance	5,033	5,476	5,366	5,451
Of which:
AXA Corporate Solutions	2,554	2,515	2,515	2,490
Assistance	2,469	2,961	2,851	2,961
Asset Management	6,237	6,679	6,586	6,271
Alliance Capital	4,438	4,505	4,505	4,145
AXA Investment Managers	1,521	2,075	2,081	2,126
National Mutual Fund Managers	524	99	0	0
Other Financial Services
(excluding AXA Bank Belgium)[5]	480	622	864	8.36
France[1]	257	264	506	510
Germany	223	358	358	326
Services Group	920	598	598	711
AXA Technology, AXA Consulting
and @business	Na	344	344	197

TOTAL	90,357	90,151	82,210	78,142

In addition to the employees noted in the table above, AXA has numerous sales agents. Taken together, AXA has approximately 130,000 employees and agents throughout the world.

Personnel of non-consolidated companies or companies accounted for using the equity method are not included in the above table. Personnel of companies proportionally consolidated are included, pro-rata, in accordance with the percentage of consolidation.

(1)	The personnel at January 1, 2002 are included on a constant structural basis in relation to personnel at December 31, 2002:
	–	De-consolidation of AXA Minmetals (China),
	–	2002 entities accounted by equity method (Turkey, Spain P&C, Singapore and Hong Kong P&C),
	–	Disposal of Australian Health insurance activities,
	–	Acquisition of Banque Directe, ipac Security Ltd and Sterling Grace,
	–	Acquisition of Northern (Switzerland),
	–	Transfers from UK Health to AXA Assistance, and from National Mutual Fund Management to l’Australia / New Zeland Life & Savings.
(2)	A portion of the personnel of AXA’s French affiliates are included in GIEs. In addition, the personnel included in insurance and financial services activities in France are included in the «cadre de convention».
(3)	In 2000 and 2001, Japan salaried employees included respectively 5,947 and 5,925 salaried sales force by mistake.
(4)	As at December 31, 2001, United States salaried employees were under estimated (115 people) and The Netherlands salaried employees over estimated (667 people) (in 2001, figures included salaried employees from a brokerage network).
(5)	Employees of AXA Belgium provide services in common for both the insurance activities and the bank activities. Consequently, split is not available.

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

The following table sets forth:

  On one hand, gross compensation paid for services rendered in 2002 (column e), including fixed compensation paid in 2002 (column a); variable compensation paid in 2003 for services rendered in 2002 (excluding expatriation allowances payable in 2003) (column b); director’s fees paid in 2002 (column c); and benefits in kind for the year 2002 (column d); and
  On the other hand, gross compensation paid during 2002 (column g), including gross compensation paid in 2002 (column a); variable compensation paid in 2002 for services rendered in 2001 (including expatriation allowances paid in 2002) (column f); director’s fees paid in 2002 (column c); and benefits in kind for services rendered in 2002 (column d).

The presentation in the table below also permits a comparison of the variable compensation amounts paid for services rendered in 2002 versus amounts paid for services rendered in 2001.

	Fixed	Variable	DirectorsOther	Total	Variable	Total
	compensation	compensation	fees	(non-cash)	compensation	compensation	compensation
	2002 (€)	for 2002 (€)	paid	Compensation	paid with respect	2001 paid	paid during
	paid in 2002	paid in 2003	in 2002 (€)	2002 (€)	to 2002 (€)	in 2002 (€)	2002 (€)
	(a)	(b)	(c)	(d)	(e) = (a)+(b)+(c)+(d)	(f)	(g) = (a)+(f)+(c)+(d)

Management Board Members
H. de Castries (Chairman)	500,000	1,353,487	104,907	4,272	1,962,666	719,967	1,329,146
C.Brunet[1]	274,410	475,515	2,727	3,648	756,300	237,560	518,345
F. Colloc’h	353,000	717,742	6,740	4,272	1,081,754	613,060	977,072
C. Condron (US)[2]	1,060,000	4,028,000	0	210,233	5,298,233	4,240,000	5,510,233
D. Duverne[3]	272,527	485,335	35,688	3,752	797,302	272,604	584,571
G. de La Martinière	320,000	506,871	125,628	4,272	956,771	469,429	919,329
F. Pierson	350,000	746,856	75,920	15,804	1,188,580	368,930	810,654

Other Executive Officers
J-R. Abat (Spain)[4,5]	180,303	302,385	30,051	34,234	546,973	172,594	417,182
A. Bouckaert (Belgium)	414,158	362,795	129,071	2,254	908,278	162,950	708,433
B. Calvert (United States)	291,500	3,710,000	0	0	4,001,500	8,480,000	8,771,500
C.M. Dill (Germany)	512,568	650,992	6,090	21,044	1,190,694	390,000	929,702
P. Donnet	220,000	393,022	129,191	9,988	752,201	218,907	578,086
D. Holt (UK)[6]	596,250	626,063	0	10,871	1,233,183	477,000	1,084,121
N. Moreau[7]	296,920	493,120	0	3,648	793,688	417,306	717,874
L. Owen (Australia)[8]	526,313	Not established	0	157,786	Not established	789,469	1,473,568
M. Pinault	220,000	198,500	0	3,648	422,148	311,525	535,173
S. Tulin (United States)[9]	795,000	3,021,000	0	73,789	3,889,789	3,180,000	4,048,789

(1)	C. Brunet joined the AXA Group on April 2, 2001 and was appointed to the Management Board on February 26, 2003. His compensation for 2001 reflects nine months of service.
(2)	C. Condron opted for the deferred payment of 25% of the fixed and variable components of his compensation. The amounts indicated reflect the full amount of this compensation. C. Condron joined the AXA Group on July 4, 2001. It also includes a 2,688,000 euro signing bonus.
(3)	D. Duverne was appointed to the Management Board on February 26, 2003.
(4)	J.-R. Abat was appointed to the Executive Committee on February 26, 2003.
(5)	Compensation and benefits paid to J.-R. Abat include benefits paid in respect of his expatriate status in Spain.
(6)	D. Holt joined the AXA Group on September 4, 2001. Consequently, his compensation for 2001 reflects four months of service.
(7)	N. Moreau was appointed to the Executive Committee since February 26, 2003.
(8)	Compensation paid to L. Owen reflects the benefits earned in connection with his expatriate status in Australia. Variable compensation levels for 2002 will be established in the second quarter 2003.
(9)	S. Tulin opted for the deferred payment of 25% of the fixed and variable components of his compensation. The amounts indicated reflect the full amount of his compensation. In addition, the amount of compensation paid in respect of 2001 includes a one-off amount of 8,960,000 euros paid in connection of the buyout of minority interests in AXA Financial and 335,979 euros paid in connection with the cancellation of his options in AXA Financial.

Due to the different tax systems in various countries where the Company’s executive officers are located, the comparison of compensation is difficult. For example, following is a list of the marginal tax rates in the noted countries: Germany: 49.60% (excluding Church tax of 8-10% depending on the state); Australia: 47%; Belgium: 60%; the United States: 45.01% and 43.12% (respectively, for New York and Philadelphia); France: 59.58%, including an additional 10% for social taxes; the United Kingdom: 40%.

The aggregate compensation paid or accrued in 2002 by the Company or its subsidiaries for Executive Officers of the Company including the members of the Management Board (17 persons in total) was €29,913,778. The aggregate compensation of the members of the Supervisory Board of the Company as directors’ fees paid in 2002 by the Company (14 persons in total) was €660,000 gross (€617,853.26 net).

SHARE OWNERSHIP INFORMATION

The following table presents the ordinary shares of AXA, AXA ADRs and ordinary shares of Finaxa owned by the members of AXA’s Management Board.

	Shares owned by the Management Board Members at December 31, 2002[1]
	AXA	AXA ADR	FINAXA

H. de Castries	74,500	–	62,262
C. Brunet	808	–	–
F. Colloc’h	15,121	–	6,603
Ch. Condron	–	519,561	–
D. Duverne	24,872	–	–
G. de La Martinière	824	–	50,000
F. Pierson	8,000	–	–

(1)	Excludes interests in AXA Actionnariat, an employee investment plan investing in AXA ordinary shares in which certain members of the Management Board participate, and shares subject to options, which are set forth below.

The following table presents the ordinary shares of AXA and AXA ADRs owned by the members of AXA’s Supervisory Board at December 31, 2002:

AXA Shares owned by Supervisory Board Members at December 31, 2002

Claude Bébéar	708,386
Jean-René Fourtou	6,876
Thierry Breton	1,500
Jacques Calvet	4,530
David Dautresme	26,800
Alfred von Oppenheim	35,000
Anthony Hamilton	4,436
Henri Hottinguer	58,996
Ezra Suleiman	–
Henri Lachmann	7,060
Gérard Mestrallet	2,825
Michel Pébereau	4,200
Bruno Roger	11,236

(1)	Excludes interests in AXA Actionnariat and options on AXA Ordinary shares or AXA ADRs held by certain Supervisory Board Members.

No member of the Company’s Supervisory Board, Management Board or executive officer of the Company beneficially owned one percent or more of the Company’s total outstanding ordinary shares at March 31, 2003.

SHARE OPTIONS

For many years, AXA has promoted a stock option program for its management and employees aimed at providing them with a competitive compensation package and also as a means of linking them more closely with the Group and aligning their interests with those of the Group and its performance. As of the date of this annual report, there are approximately 2648 AXA Group employees who have been granted stock options.

At February 28, 2003, options to purchase a total of 43,789,361 ordinary shares of the Company had been granted by the Company and were outstanding, representing 2.5% of the Company’s total outstanding share capital at that date. In addition, at February 28, 2003, 650,000 options to purchase shares of MOFIPAR (an affiliate of the Company the assets of which consist principally of shares in AXA Asia Pacific Holdings, Ltd.) were outstanding.

The table below sets forth information on stock options held by the Company’s executive officers including members of the Management Board at December 31, 2002. For additional information on share options including options granted by AXA Financial on AXA ADRs, please see note 30 to the consolidated financial statements included in Item 18 of this annual report.

OPTIONS HELD BY EXECUTIVE OFFICERS1

Beneficiaries	AXA	AXA ADS[2]	MOFIPAR	FINAXA

MANAGEMENT BOARD MEMBERS
H. DE CASTRIES (Chairman)	3,095,640	284,796		110,000
C. BRUNET	320,000	0	0	0
F. COLLOC’H	2,029,352	18,254	50,000	90,000
Ch. CONDRON (United States)	0	1,694,608	0	0
D. DUVERNE	970,436	158,220	20,000	0
G. DE LA MARTINIERE	1,800,696	0	50,000	75,000
F. PIERSON	767,696	0	0	0
OTHER EXECUTIVE OFFICERS
J.-R. ABAT (Spain)	235,593	0	0	0
A. BOUCKAERT (Belgium)	400,868	0	0	0
B. CALVERT (United States)	20,288	0	0	0
C.M. DILL (Germany)	360,868	0	0	0
Ph. DONNET	399,244	0	0	0
D. HOLT (United Kingdom)	220,000	0	0	0
N. MOREAU [3]	218,416	0	50,000	0
L. OWEN (Australia)	317,180	0	0	0
M. PINAULT	462,896	0	0	0
S. TULIN (United States)	131,304	1,780,755	0	0

(1)	As part of AXA’s buyout of minority interests in AXA Financial, the outstanding options on AXA Financial common shares were converted into AXA American depository shares (ADR) on January 2, 2001.
(2)	An unlisted subsidiary of the AXA Group.
(3)	Also holds 7,562 shares of stock in AXA Investment Managers, an unlisted company.

Table of options granted and exercised during 2002 by Management Board Members

Beneficiaries	OPTIONS AXA					OPTIONS AXA ADR
		OPTIONS		OPTIONS			OPTIONS		OPTIONS
		GRANTED		EXERCISED			GRANTED		EXERCISED

	Number	Expiration	Price	Number	Price	Number	Expiration	Price	Number	Price
		Date	(€)				Date

MANAGEMENT
BOARD MEMBERS
H. DE CASTRIES
Chairman)[1]	800,000	27/02/2012	20.98	–	–	–	–	–	–	–
C. BRUNET	220,000	27/02/2012	20.98	–	–	–	–	–	–	–
F. COLLOC’H	400,000	27/02/2012	20.98	–	–	–	–	–	–	–
Ch. CONDRON
(United States)	–	–	–	–	–	571,806	27/02/12	$ 18.05	–	–
D. DUVERNE[2]	220,000	27/02/2012	20.98	–	–	–	–	–	–	–
G. DE LA MARTINIERE	300,000	27/02/2012	20.98	–	–	–	–	–	–	–
F. PIERSON	300,000	27/02/2012	20.98	38,000	10.07	–	–	–	–	–
				8,000	8.26

(1)	Also exercised 50,000 Mofipar options in 2002 at a price of €7.09.
(2)	Also exercised 10,000 Mofipar options in 2002 at a price of €7.09.

Item 7: Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

The table below sets forth at February 28, 2003 all persons known by the Company to own, directly or indirectly, more than 5% of the Company’s outstanding ordinary shares.

Identity of person or Group	Shares	Percent of Class	Percent of Voting Power

Mutuelles AXA as a Group
(directly and indirectly through FINAXA)	360,662,568	20.47%	33.15%
FINAXA (directly and indirectly)	311,759,452	17.69%	28.70%

The following diagram sets forth the ownership structure of the Company at February 28, 2003 (numbers in parenthesis represent the percentage of total voting power held while numbers not in parenthesis represent the percentage of total outstanding shares held):

OWNERSHIP STRUCTURE AT FEBRUARY 28, 2003

FINAXA is a holding company which is listed on the ParisBourse. The ordinary shares of FINAXA not owned by the Mutuelles AXA or BNP Paribas are publicly traded. Each of the Mutuelles AXA is party to an agreement pursuant to which it has granted to the other Mutuelles AXA a right of first refusal to acquire its shares in FINAXA.

Over the past three years, the direct and indirect percentage ownership of the Mutuelles the Company in AXA has decreased from 21.0% at December 31, 2000 to 20.47% at December 31, 2002. Over the same period, the direct and indirect percentage ownership of FINAXA in the Company has decreased from 18.4% at December 31, 2000 to 17.69% at December 31, 2002. The following table shows repartition of the Company’s ordinary share capital over the past three years:

Ownership of AXA Ordinary Shares	31/12/2000	31/12/2001	31/12/2002

• Mutuelles AXA (as a group, shares held directly and indirectly)	21.0%	20.6%	20.5%
– Held directly	2.8%	2.8%	2.8%
– Held indirectly through FINAXA and ANF	18.4%	17.8%	17.7%
• Treasury shares	1.1%	1.7%	1.7%
• Publicly-held	77.8%	77.7%	77.8%[1]

TOTAL	100.0%	100.0%	100.0%

The ordinary shares of the Company held by Mutuelles AXA and FINAXA are entitled to double voting rights under the Company’s statuts because those shares have been held in registered form for the requisite period. For more information on double voting rights, see “Item 10 – Additional Information – Certain rights of AXA Shareholders – Voting Rights” included elsewhere in this annual report.

As of December 31, 2002, to the best of our knowledge based on the information available to us, the Company had approximately:

  9,814 total registered holders of its ordinary shares (i.e. holding in nominative form); and
  65,553,385 ADSs outstanding, representing approximately 3.7% of the outstanding ordinary shares, held by 23,073 registered holders.

Substantially all of the AXA ADSs were held by U.S. residents. As of December 31, 2002 to the best of the Company’s knowledge based on the information available to it, approximately 14% of the Company’s total outstanding ordinary shares were held by US residents.

To the best of management’s knowledge based on information currently available to it, there are no existing arrangements that may at a future date result in a change of control of the Company.

RELATIONSHIP WITH THE MUTUELLES AXA

The Mutuelles AXA are three mutual insurance companies engaged in the life & savings insurance business and property & casualty insurance business in France: AXA Assurances IARD Mutuelle, AXA Assurances Vie Mutuelle and AXA Courtage Assurance Mutuelle. The Mutuelles AXA do not have shares outstanding and the business of each Mutuelle is supervised by a board of directors elected by delegates representing policy-holders. As of February 28, 2003, the Mutuelles AXA, acting as a group, owned, directly and indirectly through intermediate holding companies (including FINAXA), approximately 20.47% of the Company’s outstanding ordinary shares representing approximately 33.15% of the total voting power.

The Mutuelles AXA are parties to agreements pursuant to which they have stated their intention to collectively exercise majority control over FINAXA. These agreements affirm the intention of the Mutuelles AXA to utilize the synergies between the Mutuelles AXA and the Company’s insurance subsidiaries so as to enhance their competitiveness while

(1) Including approximatley 4% held by employees and agents of AXA.

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

The Mutuelles AXA are engaged directly in the life & savings business and the property & casualty businesses in France. These insurance businesses, which are the Mutuelles AXA’s only significant operating business activities, generated gross premiums of €1,285 million in 2002. The insurance businesses of the Mutuelles AXA and the insurance businesses of the Company’s French insurance subsidiaries use similar distribution channels and are managed as single businesses, subject to legal and management arrangements established to maintain the legal distinctions between their respective businesses. While the Company and each of the Mutuelles AXA has its own board of directors (or similar corporate governance structure), they have in common certain members of management and certain members of the Company’s management and/or Supervisory Board also hold directorships and/or management positions in the Mutuelles AXA. The Mutuelles AXA, which have no employees, also use employees of the Company’s French insurance subsidiaries pursuant to management agreements between the Mutuelles and those subsidiaries. There are no agreements between the Mutuelles AXA and the Company’s insurance subsidiaries that restrict in any way their ability to compete with one another.

Most of the costs and expenses of operating the life & savings business and the property & casualty business in the Company’s French insurance subsidiaries (other than commissions) are shared by these subsidiaries and the Mutuelles AXA and allocated among them through Groupements d’Intérêt Economique or GIEs. GIEs are partnerships that perform various common services for their members and allocate associated costs and expenses. These costs and expenses currently are allocated on the basis of actual use of the specific service, to the extent practicable. The manner of managing these insurance businesses or allocating these costs and expenses may change in the future. The Property & Casualty insurance business generated in France by insurance brokers is underwritten through a coinsurance arrangement between AXA France IARD, a Property & Casualty insurance subsidiary of the company and AXA Courtage Assurance Mutuelle, on of the Mutuelles AXA engaged in the Property & Casualty business.

AGREEMENT WITH BNP PARIBAS

On September 12, 2001 AXA and BNP Paribas entered into an agreement (the “BNP Agreement”) which provides for maintaining a certain level of cross-shareholding between the parties and facilitating the potential disposition of BNP Paribas’ investment in FINAXA. Specifically, the BNP Agreement provides that AXA will hold a minimum 4.9% ownership interest in BNP Paribas; and that BNP Paribas will hold a minimum 22.25% ownership interest in FINAXA. Additionally, the BNP Agreement grants both BNP Paribas and the Company a right of first refusal to acquire the other party’s equity investment (not including any shares held in excess of the minimum amount) during a one-year period following any termination of the agreement. Further, each party has an option to repurchase the ownership interests of the other party if there is a change in control of the other party. The BNP Agreement is valid for a period of three years as of the date of signature, and is automatically renewed thereafter for periods of three years, subject to early termination by either party, notified at least three months prior to the date on which the term under way expires.

EMPLOYEE AND AGENT SHAREHOLDERS

The AXA Group offers its employees and agents the opportunity to become shareholders through a special equity issue reserved for them. By virtue of the authorization granted by the shareholders at their meetings of May 9, 2001 and May 3, 2002, the Management Board increased share capital, as provided for by French Ordonance of October 21, 1986, in two offerings, through the issue of shares to employees of the Group under the Shareplan 2002 program. The shareholders were asked to waive their preferential subscription rights so that these options could be granted to employees. In the countries that met the legal and tax requirements, two investment options were proposed in 2002:

  the traditional plan, available in 27 countries, and
  the leverage plan offered in 28 countries (34 in 2001).

The Shareplan 2002 program was carried out in two phases:

  phase I (July 2002): employees in France were given the opportunity to invest their profit-sharing and bonuses, and phase II (December of 2002): a second issue, open to all Group employees through voluntary contributions.

More than 140 companies in 28 countries took part in Shareplan 2002, and participating employees invested a total of €255 million (down 21% compared with the €323 million invested in 2001) as follows:

  €41 million in the traditional plan (versus €70 million in 2001), and
  €214 million in the investment leverage plan (versus €253 million in 2001).

A total of 27,173,513 new shares were issued, each with a par value of 2.29 euros. These shares began earning dividends on January 1, 2002.

As of December 31, 2002, AXA employees owned 70,076,322 shares, or 3.98% of the Group’s ordinary shares and 4.17% of the voting rights. These shares are owned through employee mutual funds or directly, in the form of shares or ADS.

OTHER RELATED PARTY TRANSACTIONS

For information concerning the above and other related party transactions, see note 28 “Related Party Transactions” to the consolidated financial statements included as Item 18 in this annual report.

For information concerning certain relationships and related party transactions involving Alliance Capital, see Item 13 of Alliance Capital’s Form 10K for the year ended December 31, 2002 on file with the SEC (SEC file no. 001-09818).

Item 8: Financial Information

LEGAL PROCEEDINGS

Please see note 27 “Litigation” to the consolidated financial statements for the year ended December 31, 2002 included as Item 18 in this annual report.

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

Item 9: The offer and listing

MARKETS AND MARKET PRICES FOR AXA SECURITIES

MARKET FOR AXA ORDINARY SHARES

The principal trading market for the the Company’s ordinary shares is the premier marché of the ParisBourse. The ParisBourse was created as a result of the merger of the Paris, Brussels and Amsterdam Stock Exchanges on October 27, 2000 and is a self-regulatory organization responsible for supervision of trading in listed securities in France. The Company’s ordinary shares are also quoted on the Stock Exchange Automatic Quotations International System (SEAQ International).

The AXA ADSs and ADRs are listed on the NYSE.

The table below sets forth, for the periods indicated, the reported high and low closing prices in Euro for the Company’s ordinary shares on the ParisBourse:

	Price Per AXA Ordinary Share
Calendar Period	High (€)	Low (€)
1997[1,2]	18.02	12.35
1998[1,2]	32.66	15.98
1999[1]	36.75	25.02
2000[1]
First quarter	36.95	30.37
Second quarter	42.52	34.45
Third quarter	43.87	37.00
Fourth quarter	41.22	35.62
Annual	43.87	30.37
2001
First quarter[1]	38.95	27.82
Second quarter[1]	35.69	29.65
Third quarter	35.00	17.35
Fourth quarter	28.30	20.63
Annual	38.95	17.35
2002
First quarter	26.02	19.60
Second quarter	25.60	16.63
Third quarter	18.16	9.45
Fourth quarter	16.21	10.00
Annual	26.02	9.45
2002 and 2003
November 2002	16.21	12.60
December 2002	16.04	12.70
January 2003	14.20	10.99
February 2003	12.49	10.29
March 2003	12.63	9.06
April 2003	13.96	10.89
(1)	At the annual general meeting of shareholders of the Company held on May 9, 2001, the Company’s shareholders approved a 4-for-1 stock split of the Company’s outstanding ordinary shares. Immediately following this stock split, which became effective on May 16, 2001, the parity between the Company’s ordinary share and the ADS was changed from one ADS representing one-half of an ordinary share to one ADS representing one ordinary share. The high and low closing prices adjusted to reflect the 4-for-1 split of AXA’s outstanding ordinary shares effective May 16, 2001.
(2)	The Euro was not in existence during these periods and, consequently market prices were not quoted in Euro. The Euro amou shown have been calculated by converting the historic French franc amounts to Euro at the legal rate of conversion of FF 6.55957 per 1.00, established in connection with the launch of the Euro on January 1, 1999.

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

The table below sets forth, for the periods indicated, the reported high and low closing prices in U.S. dollars for the Company’s ADSs on the NYSE:

	Price Per AXA ADS
Calendar Period	High ($)	Low ($)
1997[1]	18.25	14.62
1998[1]	36.25	18.09
1999[1]	40.12	26.87
2000[1]
First quarter	35.84	29.84
Second quarter	40.31	33.00
Third quarter	39.81	32.94
Fourth quarter	35.94	29.84
Annual	40.31	29.84
2001
First quarter1	37.37	26.62
Second quarter1	31.29	26.50
Third quarter	30.65	15.95
Fourth quarter	24.76	19.06
Annual	37.37	15.95
2002
First quarter	22.92	17.06
Second quarter	25.60	16.93
Third quarter	17.70	9.39
Fourth quarter	15.85	9.65
Annual	22.92	9.39
2002 and 2003
November 2002	15.83	12.55
December 2002	15.85	13.19
January 2003	14.95	11.96
February 2003	13.33	11.09
March 2003	13.84	10.32
April 2003	15.43	12.09
(1)	High and low closing prices adjusted to reflect the 4-for-1 split of AXA’s outstanding ordinary shares and the change in parity between the AXA ordinary share and the ADS effective May 16, 2001.

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

CERTAIN DUTIES AND POWERS OF DIRECTORS

Under French law, agreements between the Company and a member of the Management or Supervisory Board must be communicated to the Chairman of the Supervisory Board, and a list of all such agreements, together with a description of the purpose thereof, must be transmitted to the other members of the Supervisory Board and the Company’s statutory auditors and must be put each year at the disposal of the Company’s shareholders no less than 15 days before the annual shareholders’ meeting. The same applies to any agreement (i) in which a member of the Management or Supervisory Board has an indirect personal interest, (ii) entered into between the Company and entities that are wholly owned by, or in unlimited partnership with, any members of the Supervisory or Management Board, or in which the members of the Management or Supervisory Board are directors or officers or sit on their Management or Supervisory Board, and (iii) entered into between the Company and any of its 5% or greater shareholders or any company controlling such shareholder. In addition, any agreement as described above is subject to the prior approval of the Supervisory Board if it is not entered into on an arm’s length basis and in the ordinary course of business (as defined by French company law) and may be declared void if it is not submitted to the Supervisory Board for approval and is proven to be detrimental to the Company. Additionally, the Company’s statutory auditors must be made aware of any such agreement within one month of its execution and must submit a report to shareholders, who then must approve the agreement at their next meeting. If the agreement is not approved by the shareholders, it will remain enforceable by third parties against the Company, but the Company may hold the interested member of the Management or Supervisory Board liable for any damages it suffers as a result of such agreement.

Upon the proposal of the Compensation Committee (see paragraph below), the Supervisory Board fixes the amount and terms of compensation for each of the members of the Management Board. Members of the Supervisory Board receive a fixed annual fee, the amount of which is determined by the shareholders at their annual meeting and is apportioned by the Supervisory Board among its members, such determination and apportionment is made upon the proposal of the Compensation Committee. The Supervisory Board also may compensate its members for the performance of special tasks or assignments in accordance with the provisions of French company law. Decisions of the Supervisory Board in that respect may be passed only if at least half of its members are present.

In addition, article 12.4 of AXA’s statuts provides that the Supervisory Board may set up one or more special committees which shall carry out their mandate as determined by, and under the supervision of, the Supervisory Board. Each of these special committees shall be composed of such Supervisory Board members as the Supervisory Board may elect from time to time. Currently, four special committees have been established by the Supervisory Board: the Audit Committee, the Finance Committee, the Compensation Committee and the Selection Committee. For further information on these four special committees, see “Item 6-Supervisory Board Committees”.

Pursuant to article 12.3 of AXA’s statuts, the Management Board must obtain the prior authorization of the Supervisory Board to issue guarantees that exceed in the aggregate a specified yearly global amount (currently one billion Euros per year) and, within this limit, (i) to issue any guarantee in connection with any lines of credit whenever such guarantee exceeds a specified amount (currently 160 million Euros per transaction), (ii) to issue any guarantee on behalf of any subsidiary of AXA for the purpose of securing the performance of its commercial obligations whenever such guarantee exceeds a specified amount (currently 200 million Euros per transaction), (iii) to issue any guarantee in connection with any reinsurance business whenever such guarantee exceeds a specified amount (currently 30 million Euros per transaction), and (iv) to issue any guarantee in connection with any other matter than those described in item (i) through (iii) above whenever such guarantee exceeds a specified amount (currently 80 million Euros per transaction). The Management Board must also obtain the prior authorization of the Supervisory Board to issue any guarantee whenever the aggregate amount of all outstanding guarantees issued by AXA from time to time exceeds a specified global amount (currently two billion Euros). Authorizations thus granted to the Management Board must be reexamined each year when the annual financial statements of the Company are reviewed. In addition the Management Board must obtain the authorization of the Supervisory Board prior to engaging in certain types of transactions including, without limitation, (i) the sale of real estate or all or part of the shares, securities or other interest in any entity whenever any such sale exceeds 500 million Euros per transaction, (ii) the acquisition of assets whenever any such acquisition exceeds 500 million Euros per transaction, (iii) the entry by AXA into any strategic partnership agreements, (iv) financing transactions that are likely to substantially alter the financial structure of AXA, or (iv) the issuance of instruments giving direct or indirect access to the equity capital of AXA. The approvals or prior authorizations granted to the Management Board under article 12-3 of AXA’s statuts must be listed in the minutes of the meetings of the Supervisory Board and of the Management Board.

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

DESCRIPTION OF AXA’S CAPITAL STOCK

AXA ORDINARY SHARES

As of March 31, 2003, there were 1,762,167,344ordinary shares outstanding, each with nominal value of Euro 2.29. All these ordinary shares were fully paid and non assessable.

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

The increase in share capital effected by capitalization of reserves, profits or share premium, requires a simple majority of the votes cast at an extraordinary meeting of shareholders. In the case of an increase in share capital in connection with the payment of a stock dividend (instead of a cash dividend) the voting and quorum procedures of an ordinary meeting of shareholders apply.

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

The share capital of AXA may be decreased only with the approval of the shareholders at an extraordinary general meeting. The share capital may be reduced by reducing the number of outstanding ordinary shares. The conditions under which the capital may be decreased will vary depending upon whether or not the reduction is attributable to losses incurred by AXA. Under French law, all holders of shares of the same class must be treated equally. If the reduction is not attributable to losses incurred by AXA, each shareholder will be offered an opportunity to participate in the share capital reduction, except in the case of a share repurchase program. The number of outstanding ordinary shares may be reduced, either by an exchange of ordinary shares or by the repurchase and cancellation by AXA of its ordinary shares. If, as a consequence of losses, the net assets (capitaux propres) of AXA are reduced below one-half of its share capital, the Management Board must, within four months from the approval of the accounts showing this loss, convene an extraordinary general meeting of shareholders in order to decide whether AXA should be dissolved before the end of its statutory term (2059) If the dissolution is not declared, the share capital must be reduced, subject to the legal provisions concerning the minimum capital of sociétés anonymes, by an amount at least equal to the losses which could not be charged against reserves if, by the end of the second fiscal year following the fiscal year during which the accounts showing the losses have been approved, the net assets of the Company have not been restored up to an amount at least equal to one-half of the share capital.

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
(2)	to provide shares to its employees under a profit-sharing plan, or stock option plan; or
(3)	to acquire up to 10% of its share capital, provided its shares are listed on a regulated market (e.g., the premier marché of the the Paris Stock Exchange (“Euronext Paris”Euronext Paris). To acquire its shares for this purpose, AXA must first file a note d’information that has received the visa of the Commission des Opérations de Bourse (the “COB”), which is the French stock exchange authority, and obtain its shareholders’ approval at an ordinary general meeting.That approval remains valid for a period of no more than 18 months from the date of the general shareholders’ meeting granting the approval.

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

AXA must hold any shares it repurchases in registered form and all such shares must also be fully paid. Ordinary shares repurchased and held by AXA are deemed outstanding under French law but are not entitled to dividends, voting rights or preferential subscription rights.

After making a purchase of its own shares, AXA must file monthly reports with the COB and the Conseil des Marchés Financiers (the “CMF”) that contain specified information about subsequent transactions. The CMF makes this information publicly available.

Pursuant to a proposed draft bill relating to financial security (projet de loi de sécurité financière), the Commission des Opérations de Bourse and the Conseil des Marchés Financiers will merger into a single authority named the Autorité des Marchés Financiers (Financial Markets Authority or the “AMF”). It is anticipated that the proposed draft bill will be voted by the French Parliament in June 2003.

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

Registered ordinary shares must be converted into bearer shares before being traded on the Euronext Paris and, accordingly, must be registered in an account maintained by an accredited intermediary. A shareholder may initiate a transfer by giving instructions to the relevant accredited intermediary. For dealings on the Euronext Paris, a tax assessed on the price at which the securities were traded, or impôt sur les opérations de bourse, is payable at the rate of 0.3% on transactions of up to 153,000 euros and at a rate of 0.15% on transactions exceeding this amount, capped at 610 euros per transaction. This tax is subject to a rebate of 23 euros per transaction. However, non-residents of France are not required to pay this tax. In addition, a fee or commission is payable to the broker involved in the transaction, regardless of whether the transaction occurs within or outside France. Normally, no registration duty is payable in France, unless the transfer instrument has been executed in France.

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

DESCRIPTION OF AXA’S AMERICAN DEPOSITARY SHARES

The following is a summary of certain provisions of an amended and restated deposit agreement, dated April 27, 2001, pursuant to which the AXA ADRs are issued (referred to herein as the “deposit agreement”) and a summary of certain applicable provisions of French law. The deposit agreement is among AXA, The Bank of New York, as depositary, and the holders from time to time of ADRs. This summary describes the material terms and conditions of the deposit agreement but does not purport to be complete and is qualified in its entirety by reference to the deposit agreement, which has been filed as an exhibit to the Company’s registration statement on Form F-6 filed with the SEC on April 18, 2001 (registration number 333-13376). Additional copies of the deposit agreement are available for inspection at the Corporate Trust Office of the depositary in New York and at the principal Paris office of the custodian, currently BNP Paribas, or any of their successors.

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

subject to a written representation from the person to whom ADRs or AXA ordinary shares are to bedelivered that such person or its customer:
–	at the time of the relevant transaction, owns the AXA ordinary shares or ADRs to be remitted, as the case may be,
–	assigns all beneficial right, title and interest in the relevant AXA ordinary shares or ADRs, as the case may be, to the depositary in its capacity as such and for the benefit of the holders of ADRs, and
–	will not take any action with respect to these AXA ordinary shares or ADRs, as the case may be, that is inconsistent with the transfer of their beneficial ownership, including, without the consent of the depositary, disposing of these AXA ordinary shares or ADRs, as the case may be, other than in satisfaction of the pre-release.

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

AMENDMENT AND TERMINATION OF THE DEPOSIT AGREEMENT

The form of the ADRs and the deposit agreement may at any time be amended by agreement between AXA and the depositary and such amendment requires no consent from ADR holders. Any amendment which imposes or increases any fees or charges, other than taxes and governmental charges, cable, telex or facsimile transmission costs, delivery costs or other such costs, or which otherwise prejudices any substantial existing right of ADR holders, will, however, not take effect as to outstanding ADRs until the expiration of 90 days after written notice of the relevant amendment shall have been mailed to holders of outstanding ADRs. Every holder of an ADR at the time the relevant amendment becomes effective will be deemed, by continuing to hold such ADR, to consent and agree to the amendment and to be bound by the deposit agreement as amended thereby. In no event may any amendment impair the right of any ADR holder to surrender its ADRs and receive in exchange the Deposited Securities represented by the ADSs evidenced by these ADRs, except where the amendment is required in order to comply with mandatory provisions of applicable law. Whenever so directed by AXA, the depositary has agreed to terminate the deposit agreement by mailing notice of the termination to the holders of all ADRs then outstanding at least 30 days prior to the date fixed in the notice for the termination. The depository may likewise terminate the deposit agreement if at any time 90 days shall have expired after the depositary shall have delivered to AXA a written notice of its election to resign, and a successor depositary shall not have been appointed and accepted its appointment as provided in the deposit agreement. If any ADRs remain outstanding after the date of termination, the depositary thereafter will discontinue the registration of transfers of ADRs, will suspend the distribution of dividends to the holders of these ADRs and will not give any further notices or perform any further acts under the deposit agreement, except that the depositary will continue the collection of dividends and other distributions pertaining to the Deposited Securities, will sell rights such as warrants or options as provided in the deposit agreement and will continue to deliver Deposited Securities, together with any dividends or other distributions received with respect to these securities and the net proceeds of the sale of any rights or other property, in exchange for ADRs surrendered to the depositary. The applicable fees of the depositary and taxes and governmental charges will be deducted from the cash distributed or proceeds of sales.

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
  a fee of $.02 or less per ADS (or portion thereof) for any cash distribution made pursuant to the deposit agreement, except in the case of a cash dividend or other cash distribution received from AXA on any Deposited Securities; and

  a fee for the distribution of securities pursuant to the deposit agreement in an amount equal to the fee for the execution and delivery of ADRs referred to above which would have been charged as a result of the deposit of these securities, but which securities are instead distributed by the depositary to holders of ADRs and the net proceeds distributed

The depositary, subject to compliance with all applicable laws, rules and regulations and subject to the deposit agreement, may own and deal in any class of securities of AXA and its affiliates and in ADRs.

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

GENERAL

Neither the depositary nor AXA nor any of their respective directors, employees, agents or affiliates will be liable to any holder of ADRs, if by reason of any provision of any present or future law or regulation of the United States or any other country, or of any other governmental or regulatory authority or stock exchange, or by reason of any provision, present or future, of AXA’s statuts, or by reason of any provision of any securities issued or distributed by AXA, or any offering or distribution thereof, or by reason of any act of God or war or other circumstances beyond its control, the depositary or AXA or any of their respective directors, employees, agents, or affiliates shall be prevented, delayed or forbidden from, or be the subject of any civil or criminal penalty on account of, doing or performing any act or thing which by the terms of the deposit agreement or the Deposited Securities it is provided will be done or performed. In addition, neither the depositary nor AXA nor any of their respective directors, employees, agents or affiliates will incur any liability to any holder of any ADR by reason of any non-performance or delay, caused by the reasons described in the previous sentence, in the performance of any act or thing provided for by the terms of the deposit agreement, or by reason of any exercise of, or failure to exercise, any discretion provided for under the deposit agreement.

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

PREEMPTIVE OR PREFERENTIAL SUBSCRIPTION RIGHTS

Under French company law, shareholders have preferential rights to subscribe for additional shares to be issued on a pro rata basis. Additional shares may be subscribed for with cash or by set-off of cash debts. Shareholders also have preferential rights to subscribe for any other securities issued which may either directly result in, or carry rights to subscribe for, additional ordinary shares. Shareholders may waive their preferential subscription rights in respect of any particular offering, either individually or collectively at an extraordinary meeting. In the event of any waiver, the relevant issuance of securities must be completed within the period prescribed by law, and the AXA Management Board may offer existing holders of shares a non-transferable priority right to subscribe to the new securities issued during a limited period of time. Preferential subscription rights, if not previously waived, are transferable during the subscription period relating to a particular offering and may be quoted on the Euronext Paris.

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

  one or several shareholders holding 5% of AXA’s ordinary shares; or
  a duly qualified association of shareholders who have held their shares in registered form for at least two years and who hold shares representing 1% of the Company’s outstanding voting power.

During the two weeks preceding a meeting of shareholders, any shareholder may submit by registered mail questions to the Management Board relating to the agenda for the meeting. The Management Board must respond to these questions.

French law designates as a quorum the presence in person or by proxy of shareholders having not less than 25% (in the case of an ordinary general meeting) or one third (in the case of an extraordinary general meeting) of the voting power of the outstanding AXA ordinary shares. If a quorum is not present at any meeting, then the meeting is adjourned. If a shareholders’ meeting is reconvened for lack of a quorum, there is no quorum requirement in the case of an ordinary general meeting, and 25% of the voting power of the outstanding AXA ordinary shares must be present (including shares voted by correspondence) for a quorum to exist for an extraordinary shareholders’ meeting. Under French company law, AXA ordinary shares held by entities controlled directly or indirectly by AXA do not have voting rights.

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

SHAREHOLDER VOTES ON CERTAIN REORGANIZATIONS

Under French company law, the vote of holders of a two-thirds majority of the votes of the shareholders attending or represented at the general meeting is necessary to approve a merger or certain consolidations. The vote must be cast at an extraordinary general meeting of shareholders.

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

AVAILABLE FINANCIAL INFORMATION

In addition to financial information required to be published in France, AXA is required to file with the SEC its annual report on Form 20-F, which contains AXA’s consolidated annual financial statements prepared in accordance with French GAAP together with a reconciliation to U.S. GAAP. In addition, AXA files with the SEC periodic reports on Form 6-K.

MODIFICATION OF SHAREHOLDER RIGHTS

Under French law, the shareholders generally have the power to amend the statuts. Such an amendment requires the approval of two thirds of the shareholders attending or represented at an extraordinary shareholders’ meeting. Generally, shareholders holding one third of the voting power of AXA’s outstanding ordinary shares would constitute a quorum at an extraordinary shareholders meeting. However, pursuant to French law, no such extraordinary shareholders’ meetings may decide (i) to increase the liability of the shareholders towards the Company or a third party; or (ii) to undermine the individual rights vested in each shareholder (such as voting rights, right to distributable profits of the Company when allocated as dividends, right to sell one’s shares, right to sue the Company).

MATERIAL CONTRACTS

There have been no material contracts (outside the ordinary course of business) during the last two years to which the Company is a party.

EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING FOREIGN SECURITY HOLDERS

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

This summary is not a complete description of all of the tax consequences of the ownership or disposition of AXA ordinary shares or ADRs representing ADSs. It is based on the current tax laws of France and the United States, including the United States Internal Revenue Code of 1986, as amended (which we refer to in this annual report as the “Code”), its legislative history, temporary, existing and proposed Treasury Regulations, Internal Revenue Service rulings and judicial opinions as well as the Convention between the United States and The Republic of France for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital dated August 31, 1994 (which we refer to in this annual report as the “Treaty”), all as in effect on the date of this annual report and all subject to change, possibly with retroactive effect. In particular, the following discussion does not take into account any changes to the French tax law provisions relating to the précompte and the avoir fiscal. The French Government has recently amended the rules relating to the avoir fiscal. Under these amendments, the avoir fiscal granted to shareholders who are not individuals was reduced from 15% to 10% for the avoir fiscal used or refunded as from the 1st of January 2003. For a discussion of the avoir fiscal and the précompte see “French Taxation-Taxation of Dividends-”Avoir Fiscal”. No further details on these changes are available as of the date of this annual report although the French Government has announced its intention to abolish the avoir fiscal in the near future. Your individual circumstances may affect the tax consequences of the ownership or disposition of AXA ordinary shares or ADRs representing ADSs, and your particular facts or circumstances are not considered in the discussion below.

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

FRENCH TAXATION:

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

  50% of the net dividend received if the beneficiary of the distribution is an individual,
  10% of the net dividend received if the beneficiary of the distribution is not an individual, increased by an amount corresponding to 80% of the précompte per Share actually paid in cash by AXA, if any, less the 15% withholding tax.

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

Under the Treaty, any payment of the avoir fiscal to Eligible US Holders (other than corporations owning more than 10% of the capital of AXA) is subject to the 15% dividend withholding tax.

Thus, for example, if a dividend of 100 were payable by AXA to:

  an Eligible U.S. Individual Holder and the requirements are satisfied, that holder would initially receive 85 (the 100 dividend less a 15 withholding tax). That holder would also receive an additional payment from the French Treasury of 42.5, consisting of the avoir fiscal of 50, less the withholding tax on that amount. Thus, the total net payment to the Eligible U.S. Individual Holder would be 127.5, although, as discussed below, that holder would recognize 150 of income for U.S. Federal income tax purposes, an Eligible U.S. non Individual Holder and the requirements are satisfied, that holder would initially receive 85 (the 100 dividend less a 15 withholding tax). That holder also would receive an additional payment from the French Treasury of 8.5, consisting of the avoir fiscal of 10, less the 15% withholding tax on that amount. Thus, the total net payment to the Eligible U.S. non Individual Holder would be 93.5, although, as discussed below, that holder would recognize 110 of income for U.S. Federal income tax purposes.

Any amounts distributed as a dividend by AXA out of profits which:

• have not been subject to French corporate income tax at the standard corporate income tax rate,

  are distributed from the long-term capital gains reserve, or were earned and taxed more than five years before the distribution,

would be subject to the précompte (a French equalization tax). The précompte is a tax paid by the corporation at the time of a dividend distribution that is equal to 50% of the net dividend distributed, except that, when a dividend is distributed from the long-term capital gains reserve, the précompte is equal to the difference between a tax based on the regular corporate tax rate applied to the amount of the declared dividend and the taxes previously paid by the corporation on the income being distributed. The amount of any précompte would be charged to shareholders’ equity as part of the dividend distribution.

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

Provided they are entitled to Treaty benefits under the limitation on benefits provisions in Article 30 of the Treaty, Eligible Tax-Exempt Individual Holders are entitled to receive from the French Treasury a payment equal to 30/85ths of the gross avoir fiscal (the “partial avoir fiscal”), less a 15% dividend withholding tax on that amount, notwithstanding the general requirement described above that the individual holder be subject to U.S. tax on both the dividend and the avoir fiscal. Thus, for example, if a dividend of 100 were payable by AXA to an Eligible Tax-Exempt Individual Holder and the requirements of the instruction are satisfied, that individual holder would initially receive 85 (the 100 dividend less a 15 withholding tax). The Eligible Tax- Exempt Individual Holder would be further entitled to an additional payment from the French Treasury of 15, consisting of the partial avoir fiscal of 30/85ths of 50, less the 15% withholding tax on that amount. When the avoir fiscal is equal to 10% of the net dividend (for instance for “Eligible Pension Funds” and “Eligible Not-for-Profit Organizations”), Eligible Tax-Exempt Holders are entitled to receive from the French Treasury a payment equal to 30/85ths of the avoir fiscal, less a 15% withholding tax on that amount. Thus, the total net payment to the Eligible Tax-Exempt Individual Holder would be 88. The Eligible Tax-Exempt Individual Holder, where required by the French tax administration, must show that it is the beneficial owner of the AXA ordinary shares or ADRs and that the holding of those AXA ordinary shares or ADRs does not have as one of its principal purposes the purpose of allowing another person to take advantage of the grant of the partial avoir fiscal under the Treaty.

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

Under French domestic tax law, any gain realized by a shareholder on a redemption of AXA ordinary shares by AXA generally will be treated as a dividend and will be subject to French dividend withholding tax as described above under “Taxation of Dividends-Withholding Tax”.

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

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR U.S. HOLDERS: TAXATION OF DIVIDENDS

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

BACKUP WITHHOLDING AND INFORMATION REPORTING

Under certain circumstances, a U.S. Holder who is an individual may be subject to information reporting requirements and backup withholding, currently at a 30% rate on dividends received on AXA ordinary shares or ADRs representing ADSs. This withholding generally applies only if that individual holder:

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

U.S. STATE AND LOCAL TAXES

In addition to U.S. Federal income taxes, U.S. Holders may be subject to U.S. state and local taxes with respect to their AXA ordinary shares or ADRs representing ADSs. U.S. Holders should consult their own tax advisors regarding such matters.

Item 11: Quantitative and Qualitative Disclosures About Market Risk

The following information should be read in conjunction with (i) ‘Item 5 – Operating and Financial Review and Prospects”, (ii) AXA’s consolidated financial statements and the notes to the consolidated financial statements included under Item 18 of this annual report, and (iii) information under the heading ‘Cautionary Statements on Forward Looking Statements’ at the beginning of this annual report.

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

Life & Savings. At December 31, 2002, approximately 29% of the total gross life insurance liabilities, including separate account liabilities, represented separate account (unit-linked) contracts, whereby principally all investment risks and rewards are transferred to the policyholders. Amounts due to policyholders are based on the fair value of the investments supporting such contracts. Therefore, changes in the fair value of assets generally result in an equal and opposite change in the fair value of the related linked liability.

AXA’s Life & Savings operations sell products that may include policyholder participating benefits, including the UK with-profit contracts, which represented approximately 10% of the total gross life insurance liabilities at December 31, 2002. In respect of the participating insurance contracts, the policyholder participates in the earnings or surplus of the insurance company (in the case of UK with-profit contracts, the amounts due to policyholders are generally based on the fair value of the investments supporting such contracts) through the distribution of policyholder dividends.

Therefore, AXA’s exposure to market risk is reduced as generally 85% or more of the earnings are attributed to the policyholders in respect of participating insurance contracts.

In addition, AXA’s Life & Savings operations also sell interest-sensitive products. Interest-sensitive products earn income primarily from the spread between investment income, largely earned on investment grade fixed-income securities, and interest credited to policyholder account values, which may be a guaranteed rate of return, such is the case for guaranteed income contracts and indexed-linked contracts. AXA strives to maintain this spread by adjusting the interest-crediting rates at contractually specified intervals. AXA’s ability to adjust interest-crediting rates may be constrained by competitive forces and minimum guaranteed crediting rates, if any. Interest rate risk is further reduced by managing the duration and maturity structure of each investment portfolio in relation to the estimated duration of the liabilities it supports. Proceeds from policies with long-term fixed payout patterns, such as guaranteed income contracts, annuities in the payout phase, and disability income policies, are predominately invested in highly-rated fixed-maturity securities with the objective of matching their duration to the underlying liabilities.

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
  Sensitivity analyses are primarily used for participating products and simulate the impact of certain market fluctuation scenarios on future cash flows, fair values, or forecasted earnings. Many of these sensitivity analyses are performed for local regulatory purposes. The goal of such analyses is to ensure AXA is able to provide policy-holders adequate returns while complying with regulatory requirements.

Property & Casualty, including International Insurance and Reinsurance. Generally, management of market risk is less critical for property & casualty insurance and reinsurance products, as the amounts and timing of claims do not vary significantly with interest rates or other market changes that affect the underlying investments. The premiums received and the returns on investments (net investment income and realized gains and losses) provide substantial liquidity to meet claims payments and associated expenses as they arise. Consequently, there is greater flexibility in investment strategies while managing investments to ensure sufficient liquidity to meet the claims as they become due based on actuarial assessments.

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

Such analyses include AXA’s material insurance operations and holding companies in France, the United States, the United Kingdom, Belgium, Germany, Australia and Japan. As at December 31, 2002, such subsidiaries account for over 90% of AXA’s consolidated invested assets and gross policyholder benefits and insurance liabilities.

In accordance with French GAAP, the carrying value of AXA’s consolidated invested assets is generally at historical cost or amortized cost except for assets backing UK with-profit contracts, separate account assets and certain other trading account securities, which are held at market value.

For purposes of the sensitivity analyses, fair values were estimated in accordance with the valuation methods described in notes 6 and 25 to the consolidated financial statements. However, the financial statement disclosures provided in note 25 for fair values on financial instruments included only insurance contracts defined as "investment" contracts written by AXA’s Life & Savings operations that have no or insignificant mortality and morbidity risk, whereas this sensitivity analyses included all contracts written by insurance companies.

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

Interest Rate Risk. For purposes of interest rate sensitivity analyses, parallel yield curve shifts were made relative to the yield curves prevailing in the country in which the subsidiary operates. The estimated potential exposure due to a hypothetical 100 basis point parallel shift upward in the December 31, 2002 and 2001 yield curves would result in an estimated net fair value loss for all items within the scope of the analyses of approximately €0.4 billion and €1.3 billion, respectively, before minority interest and tax. The decrease in the estimated net fair value loss exposure of €0.9 billion was primarily attributable to the following factors.

  A change in scope occurred in 2002 as a result of the reorganization of the French insurance operations impacting the scope of the market risk analysis: this resulted in an increase in the fair values of assets and liabilities relating to insurance contracts with guaranteed minimum rates of return – such insurance contracts of the French insurance operations were included in the market risk analysis for the first time. As a result of the inclusion of these portfolios, characterized by shorter duration assets (primarily fixed maturity securities) that are less sensitive to a change in interest rates than the liabilities that they support, the impact of the 100 basis point increase was less than the impact in 2001. If such products had been included in the market risk analyses at December 31, 2001, it is estimated that the net fair value loss exposure for all items within the scope of the analyses would have been €0.4 billion as opposed to €1.3 billion reported in 2001.
  For insurance contracts with a guaranteed minimum crediting rate, an increase in interest rates by 100 basis points does not necessarily translate to an increase in the crediting rate. In addition, the increase in the euro against other currencies decreased the sensitivity to changes in interest rates on non-euro denominated interest sensitive assets and liabilities.

Equity Price Risk. The estimated potential exposure to a hypothetical 10% decline in the value of the December 31, 2002 and 2001 stock markets would result in an estimated net fair value loss exposure for all items within the scope of the analyses of approximately €1.7 billion and €1.6 billion, respectively, before minority interest and tax. A 20% decline would result in a net estimated fair value loss exposure of approximately €3.3 billion and €3.1 billion at December 31, 2002 and 2001, respectively. The overall impact of the hypothetical declines in stock market values on the net fair value loss was relatively stable in 2002 as compared against 2001. The exposure to volatility in the stock markets decreased due to the continued deterioration in the global stock markets in 2002 and, consequently, the depressed year-end market values at December 31, 2002, as compared to December 31, 2001. However, this decrease was more than offset by a change in scope in 2002 as a result of the reorganization of the French insurance operations (as mentioned above). Consequently, certain assets that were not previously included are now included, along with the related liabilities, that generated a larger net fair value loss exposure for the French insurance operations in 2002.

Over the past four years, the potential loss from stock market fluctuations has been more significant than the loss resulting from interest rate changes. The impact of interest rate fluctuations on interest-sensitive investments was partially offset by fair value changes in the related insurance liabilities. The impact of stock market declines on equity securities was accompanied by smaller changes in the estimated fair value of insurance liabilities (except for participating life contracts and separate account contracts). The gross life insurance liabilities, which do not include separate account (unit-linked) liabilities, are supported largely by fixed maturity securities and the fair values of these liabilities are generally estimated using discounted cash flows.

Foreign Exchange Rate Risk. The potential exposure to a 10% adverse fluctuation of December 31, 2002 and 2001 foreign currency exchange rates would be an estimated French GAAP earnings loss exposure of €48 million and €11 million, respectively. In order to calculate the largest potential exposure to foreign currency fluctuations, all material combinations of foreign currency fluctuations were analyzed. The analyses revealed the most adverse scenario for AXA in terms of French GAAP earnings would be a decline in all currencies relative to the Euro.

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

Other limitations on the sensitivity analyses include (i) the use of hypothetical (but reasonably possible) market movements which do not represent management’s view of expected future market changes, (ii) the assumption that interest rates in all countries move identically, (iii) the assumption that all global currencies move in tandem against the euro, and (iv) the lack of correlation of interest rates, equity prices and foreign currency exchange rates. In addition, the analyses do not include certain significant items such as real estate, deferred acquisition costs and value of purchased business in-force. These factors limit the ability of these analyses to accurately predict the impact of future market movements on fair values and future earnings.

181

Item 12: Description of Securities other than Equity Securities

Not applicable

Part II

Item 13: Defaults, Dividend Arrearages and Delinquencies

Not applicable

Item 14: Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable

Item 15: Disclosure Controls and Procedures

As of a date (the “Evaluation Date”) within 90 days prior to the date of this annual report, the Company conducted an evaluation (under the supervision and with the participation of the Company’s management), pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), of the effectiveness of the design and operation of the Company’s disclosure controls and procedures. Based on this evaluation, the Company’s chief executive officer and chief financial officer concluded that as of the Evaluation Date such disclosure controls and procedures were reasonably designed to ensure that information required to be disclosed by the Company in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission, subject to the following.

As further explained in notes 33 and 34 to AXA's consolidated financial statements, AXA, following discussions with the staff of the Securities and Exchange Commission's Division of Corporation Finance (the “SEC”), corrected how it determines, under U.S. GAAP, when a decline in value of an investment security should be considered to be other than temporary and a realized loss recognized. This change in impairment policy resulted in AXA restating its 2001 U.S. GAAP net income. During the course of the discussions with the SEC, AXA experienced certain difficulties in gathering information on a U.S. GAAP basis in a timely fashion regarding its impaired securities and the Company believes that its control processes and procedures relating to these matters were not effective. AXA's auditors, PricewaterhouseCoopers (“PwC”), reported to AXA's Audit Committee and management that PwC considers these difficulties to be a material weakness in internal controls in preparing information on a U.S. GAAP basis and that this weakness required the Company to perform a large amount of additional manual work to ensure the accuracy of its U.S. GAAP numbers. PwC’s unqualified opinion on AXA’s consolidated financial statements is included on page in Item 18 of this annual report. AXA intends to implement the appropriate measures to ensure that the relevant U.S. GAAP information is more readily available. Subject to the foregoing, since the Evaluation Date, there have not been any significant changes in the internal controls or in other factors that could significantly affect the internal controls.

Part III

Item 17: Financial Statements

Not applicable

Item 18: Financial Statements

The consolidated financial statements appear on pages to 20 and include:

Page
Report of Independent Accountants

Consolidated Financial Statements:

Consolidated Balance Sheets as at December 31, 2002, 2001 and 2000	F-2

Consolidated Statements of Income for the years ended December 31, 2002, 2001 and 2000	F-4

Consolidated Statements of Shareholders’ Equity for the years ended December 31, 2002, 2001, and 2000	F-5

Consolidated Statements of Cash Flows for the years ended December 31, 2002, 2001 and 2000	F-6

Notes to the Consolidated Financial Statements	F-7

The consolidated financial statements also include:

Financial Statement Schedule:

Parent Company Condensed Financial Statements	S-1

Item 18: Financial Statements

REPORT OF INDEPENDENT AUDITORS

TO THE SHAREHOLDERS OF AXA:

We have audited the accompanying consolidated balance sheets of AXA (the "Company") and its subsidiaries as at December 31, 2002, 2001 and 2000 and the related consolidated statements of income, of shareholders' equity, and of cash flows for each of the three years in the period ended December 31, 2002, all expressed in Euro. In addition, we have audited the financial statement schedule listed in the accompanying index. These consolidated financial statements and the financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and the financial statement schedule based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and its subsidiaries at December 31, 2002, 2001 and 2000 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in France. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

As discussed in note 2 and note 33 to the consolidated financial statements, the Company changed its method of accounting for and presenting certain items, as discussed therein.

Accounting principles generally accepted in France vary in certain material respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated net income for each of the three years in the period ended December 31, 2002 and determination of consolidated shareholders' equity and consolidated financial position at December 31, 2002 and 2001 to the extent summarized in note 33 and note 34, as restated, to the consolidated financial statements.

Paris, France April 4, 2003

(Except for notes 33, 34 (b) and (g) and 35, as to which the date is June 27, 2003)

PricewaterhouseCoopers Audit Catherine Pariset

(in euro millions)

	AXA
	Consolidated Balance Sheets
			At December 31,
Notes		2002	2001	2000 (a)

4	Goodwill	14,407	15,879	15,865

5	Value of purchased life business inforce	3,224	3,739	3,724
	Other intangible assets	701	396	403
	Total other intangible assets	3,925	4,135	4,127

	Real estate	12,714	13,409	13,825
	Investments in participating interests	3,784	3,828	3,113
	Fixed maturities	147,750	143,527	134,214
	Equity investments	57,303	64,537	65,773
	Mortgage, policy and other loans	18,265	22,907	26,316
6	Total investments from insurance activities	239,816	248,208	243,241

7	Separate account (unit-linked) assets	90,458	115,723	117,261

6	Total investments from non-insurance activities	9,024	10,355	10,773

8	Investment in affiliated companies (equity method)	2,093	1,570	1,217

	Reinsurers' share of insurance liabilities	9,910	11,591	9,142
	Reinsurers' share of separate account (unit-linked) liabilities	20	28	92
15	Reinsurers' share of insurance liabilities	9,930	11,619	9,234

9	Receivables from insurance and reinsurance activities	14,003	15,571	13,817

	Receivables (bank customers)	7,889	7,130	6,577
	Receivables (other)	3,477	4,303	4,142
	Receivables from non-insurance activities	11,367	11,433	10,719

10	Cash and cash equivalents	17,592	17,646	28,728

	Tangible assets	1,239	1,944	1,790
	Other tangible assets	7,241	7,493	5,841
	Other assets	8,480	9,437	7,631

11	Deferred acquisition costs	10,965	10,917	9,359
	Other prepayments and deferred charges	12,599	13,106	14,540
	Prepayments and accrued income	23,563	24,023	23,899

	TOTAL ASSETS	444,657	485,599	486,513

(a)	The December 31, 2000 financial statement data, as reported, have been presented under a new basis of presentation following the implementation of new French Regulations effective January 1, 2001. The impact of the new French Regulations is described in note 2, with unaudited pro forma financial information provided in note 32.

The accompanying notes are an integral part of these consolidated financial statements.

(in euro millions)

	AXA
	Consolidated Balance Sheets(continued)
		At December 31,
Notes		2002	2001	2000 (a)

	Ordinary shares of €2.29 nominal value per share	4,035	3,971	3,809
	1,870 million authorized shares and 1,762 million issued
	and outstanding shares at December 31, 2002
	(2001: 1,848 million authorized shares and
	1,734 million issued and outstanding shares).
	Capital in excess of nominal value	13,824	13,627	12,379
	Retained earnings brought forward	4,902	6,662	4,230
	Net income for the financial year	949	520	3,904
12	Shareholders' equity	23,711	24,780	24,322

	Minority interests' share in retained earnings brought forward	2,444	3,024	1,578
	Minority interests' share in net income for the financial year	368	385	2,124
13	Minority interests	2,812	3,409	3,702

	Total minority interests and shareholders' equity	26,523	28,189	28,023

14	Mandatorily convertible bonds and notes	–	–	192

14	Subordinated debt	8,300	8,867	8,261

15	Insurance liabilities, gross of reinsurance	263,172	272,125	263,174

15	Separate account (unit-linked) liabilities, gross of reinsurance	90,011	115,305	117,469

16	Provisions for risks and charges	9,775	10,553	11,530

9	Payables arising from insurance and reinsurance activities	8,299	8,806	9,543

	Payables (bank customers)	10,656	9,985	10,385
	Payables (other)	15,656	16,556	18,955
	Payables arising from non-insurance activities	26,313	26,541	29,340

18	Non-subordinated debt instruments issued	4,682	6,140	6,897

19	Amounts owed to credit institutions	5,018	6,609	9,412

	Accrued expenses	2,564	2,464	2,671

	TOTAL LIABILITIES, MINORITY INTERESTS
	AND SHAREHOLDERS’ EQUITY	444,657	485,599	486,513

(a)	The December 31, 2000 financial statement data, as reported, have been presented under a new basis of presentation following the implementation of new French Regulations effective January 1, 2001. The impact of the new French Regulations is described in note 2, with unaudited pro forma financial information provided in note 32.

The accompanying notes are an integral part of these consolidated financial statements.

(in euro millions)

	AXA
	Off Balance Sheets Commitments
		At December 31,
Notes		2002	2001	2000 (a)

26	Other commitments received
	- Insurance activities	4,773	3,450	2,295
	- Banking activities	7,873	7,176	6,339
	- Other activities	5,693	4,640	45

	Total	18,338	15,267	8,679

26	Other commitments given
	- Insurance activities	4,643	3,471	3,648
	- Banking activities	9,848	9,837	6,751

	- Other activities	1,635	2,269	882

	Total	16,126	15,577	11,282

The accompanying notes are an integral part of these consolidated financial statements.

(in euro millions, except per ordinary share amounts)

	AXA
	Consolidated Statements of Income
		At December 31,
Notes		2002	2001	2000 (a)

	Revenues
	Gross written premiums	69,723	69,471	64,788
	Revenues from banking activities	1,012	1,127	11,754
	Other revenues	3,992	4,234	3,429

31	Gross Premiums and Financial Services Revenues	74,727	74,832	79,971

	Change in unearned premium reserves	(382)	(355)	(439)
20	Net investment result	(8,713)	(1,244)	14,811

	Total Revenues	65,632	73,233	94,342

	Insurance benefits and claims	(47,922)	(56,668)	(61,828)
21	Reinsurance ceded, net	(523)	1,163	1,001
22	Insurance acquisition expenses	(5,891)	(6,394)	(5,958)
	Bank operating expenses	(600)	(838)	(6,509)
22	Administrative expenses	(8,098)	(8,775)	(11,871)

	Total Benefits, Claims and other deductions	(63,034)	(71,512)	(85,166)

	Income before income tax expense	2,597	1,721	9,176
23	Income tax expense	(426)	(45)	(2,773)
8	Equity in income from affiliated entities	23	17	(23)
4	Goodwill amortization, net	(877)	(788)	(353)
13	Minority interests	(368)	(385)	(2,124)

	Net Income	949	520	3,904

24	Net Income Per Ordinary Share: (b)
	Basic	0.55	0.30	2.57
	Diluted	0.55	0.32	2.44

(a)	The December 31, 2000 financial statement data, as reported, have been presented under a new basis of presentation following the implementation of new French Regulations effective January 1, 2001. The impact of the new French Regulations is described in note 2, with unaudited pro forma financial information provided in note 32.
(b)	2000 per ordinary share data restated for the effect of the 4-for-1 stock split approved by the shareholders at the annual general meeting held on May 9, 2001.

The accompanying notes are an integral part of these consolidated financial statements.

(in euro millions, except number of shares)

AXA
Consolidated Statements of Shareholders’ Equity
	Ordinary shares		Capital	Retained	Net income
	Number in	Nominal	in excess	earnings	for the	TOTAL
	millions (a)	value	of nominal	brought	financial
			value	forward	year

Balance at December 31, 1999	1,425.2	3,260	5,350	4,195	3,552	16,357
Conversion of 6.0% mandatorily
convertible bonds at maturity	16.4	38	245	-	-	282
Issuance of ordinary shares
- Merger of AXA Participations	8.0	19	197	-	-	216
- Capital increase in June 2000	120.8	277	3,404	-	-	3,681
- Employee stock purchase program (July 2000)	8.0	18	217	-	-	235
- Exchanged in the buy-out of minority interests
in AXA Financial, Inc.	83.6	191	2,940	-	-	3,131
Exercise of share options and conversion of bonds	2.8	7	27	-	-	34
Cash dividends	-	-	-	(713)	-	(713)
Impact of foreign currency fluctuations	-	-	-	(296)	-	(296)
Goodwill from buy-out of minority interests
in AXA Financial, Inc.	-	-	-	(2,518)	-	(2,518)
Effect of internal restructurings	-	-	-	8	-	8
Net income	-	-	-	-	3,904	3,904

Balance at December 31, 2000	1,664.9	3,809	12,380	676	7,456	24,321

Impact of New French GAAP restatements (b)	-	-	-	(593)	-	(593)
Conversion of 4.5% mandatorily
convertible bonds at maturity	28.7	66	254	-	-	320
Issuance of ordinary shares
- Squeeze out merger in the buyout
of minority interests in AXA Financial, Inc.	19.7	45	692	-	-	737
- Employee stock purchase program
(July and December 2001)	18.3	42	279	-	-	321
Impact of change in methodology
(AXA Equity & Law Inherited Estate)	-	-	-	(79)	-	(79)
Exercise of share options	2.6	9	22	-	-	31
Cash dividends	-	-	-	(1,053)	-	(1,053)
Impact of foreign currency fluctuations	-	-	-	300	-	300
Other	-	-	-	(49)	-	(49)
Net income	-	-	-	-	520	520

Balance at December 31, 2001	1,734.2	3,971	13,627	(796)	7,976	24,779

Issuance of ordinary shares
- Employee stock purchase program
(July and December 2002)	27.2	62	192	-	-	254
Exercise of share options	0.8	2	6	-	-	8
Cash dividends (c)	-	-	-	(1,117)	-	(1,117)
Impact of foreign currency fluctuations	-	-	-	(1,197)	-	(1,197)
Other	-	-	-	34	-	34
Net income	-	-	-	-	949	949

Balance at December 31, 2002 (d)	1,762.2	4,035	13,824	(3,076)	8,925	23,711

(a)	The movement in the number of ordinary shares outstanding in 2000 was restated to reflect the 4-for-1 stock split approved by the shareholders in May 2001.
(b)	The impact of the adoption of new French Regulations on January 1, 2001 is discussed in note 2, with unaudited pro forma financial information provided in note 32.
(c)	Includes the cash dividend paid of €971 million and supplemental tax charge arising from such distribution of €146 million (2001:€ 927 million and €126 million, respectively).
(d)	Includes a €906 million capitalization reserve.

For further information on the movements in shareholders' equity in the current period see note 12.

The accompanying notes are an integral part of these consolidated financial statements.

(in euro millions)

AXA
Consolidated Statements of Cash Flows
	Years ended December 31,
	2002	2001	2000

Net income	949	520	3,904
Adjustments to reconcile net income to net cash provided by operating activities:
Net investment gains/losses (a)	3,343	1,811	(10,256)
Minority interests	368	385	2,124
Depreciation and amortization expense	1,621	2,253	1,163
Change in insurance liabilities	8,517	9,011	14,873
Net change in banking activities including broker-dealer receivables & payables	1	(187)	1,457
Net change in repurchase agreements	627	53	(2,907)
Other (b)	(1,098)	(1,053)	3,720

Net cash provided by operating activities	14,328	12,795	14,078

Cash flows from investing activities (c):
Maturities and sales:
Fixed maturities	60,800	60,491	43,878
Equity investments	22,361	23,003	40,047
Real estate	2,217	3,225	4,082
Loans and other	4,964	5,825	4,787
Purchases:
Fixed maturities	(68,633)	(71,090)	(41,347)
Equity investments	(22,398)	(31,421)	(47,487)
Real estate	(1,244)	(1,211)	(2,310)
Loans and other (d)	(8,531)	(8,892)	(16,418)
Net purchases of property and equipment	(316)	(724)	(452)

Net cash used in investing activities	(10,780)	(20,793)	(15,220)

Cash flows from financing activities:
Long term debt and borrowings	(24)	1,432	193
Subordinated debt and mandatorily convertible bonds and notes	(810)	(1,774)	8,174
Issuance of ordinary shares (e)	262	301	4,567
Dividends	(1,553)	(1,584)	(1,224)

Net cash (used in) provided by financing activities	(2,126)	(1,625)	11,710

Net impact of foreign exchange fluctuations	(768)	(514)	915
Change in cash due to change in scope of consolidation	(157)	91	452

Net (decrease) increase in cash and cash equivalents	497	(10,047)	11,935
Cash and cash equivalents beginning of year (net)	16,018	26,065	14,130

Cash and cash equivalents end of year (net) (e) (f) (g)	16,515	16,018	26,065
Supplemental cash flow information: continuing and discontinued operations
Interest paid	894	913	6,371
Income taxes paid	118	661	1,245
Supplemental cash flow information: continuing operations
Interest paid	894	913	713
Income taxes paid	118	661	1,007

(a)	Includes the realized gain on the sale of Donaldson, Lufkin & Jenrette in 2000 of €3,407 million of which €1,336 million was attributed to minority interests.
(b)	Includes net change in other debtors and other creditors, including reinsurance deposits.
(c)	Includes the cost of acquisitions and proceeds from the sale of subsidiaries.
(d)	Includes net movement in separate account (unit-linked) assets in 2002 of €4,918 million (2001: €5,336 million and 2000: €15,240 million).
(e)	Non-cash transactions in 2000 included: (i) conversion of the 6.0% mandatorily convertible notes into ordinary shares at maturity in January 2000 of €282 million, (ii) the merger of AXA Participations (an existing wholly-owned subsidiary of AXA) with and into AXA (the Company) of €216 million, and (iii) ordinary shares of AXA exchanged in connection with the buyout of the minority interests in AXA Financial of €3,131 million.
(f)	Non-cash transactions in 2001 included: (i) conversion of the 4.5% mandatorily convertible bonds into ordinary shares at maturity in January 2001 of €320 million, (ii) the merger of Lor Finance and Financière 45 (existing wholly-owned subsidiaries) with and into AXA (the Company) of €2,198 million, and (iii) ordinary shares exchanged in connection with AXA’s buyout of minority interests in AXA Financial following the completion of the squeeze out merger of AXA Merger Corp. (a wholly-owned subsidiary of AXA created to effectuate the transaction) with and into AXA Financial on January 2, 2001 of €737 million. In 2002, there were no significant non-cash-transactions.
(g)	Represents cash and cash equivalents net of bank overdrafts. Cash and cash equivalents are presented in the balance sheet gross of bank overdrafts, which are presented separately in liabilities under the balance sheet caption “Amounts owed to credit institutions”. Gross cash and cash equivalents at December 31, 2002, 2001 and 2000 totaled €17,592 million, €17,646 million and €28,728 million, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements

1 - Financial Statement Presentation

GENERAL PRINCIPLES

AXA, a French soci t anonyme (the "Company" and, together with its consolidated subsidiaries, "AXA" or "AXA Group" or "the Group"), is the holding (parent) company for an international financial services group focused on insurance and asset management. A list of AXA's consolidated entities is provided in note 3.

The consolidated financial statements of AXA have been translated into English from those published in French and include additional disclosures required by the U.S. Securities and Exchange Commission ("SEC") primarily included in notes 6, 17, 27, 28, 30, 31, 33 and 34 to the consolidated financial statements.

AXA's consolidated financial statements are prepared as at December 31. Certain entities within AXA have a reporting year-end that does not coincide with December 31, in particular AXA Life Japan and its insurance subsidiaries, which have a September 30 financial year-end. Prior to 2001, AXA Asia Pacific Holdings and its subsidiaries also had a financial year ending September 30, however, the financial year-end was changed to December 31 in 2001. Therefore, AXA's 2001 consolidated financial statements included 15 months of operating results beginning October 1, 2000 for this group of companies.

FOREIGN EXCHANGE TRANSLATION

Assets and liabilities of subsidiaries denominated in non-Euro currencies, being the functional currency of the local subsidiary, were translated into Euro using the year-end spot foreign exchange rates. Revenues and expenses transacted in foreign currencies were translated into Euro using the average exchange rate for the accounting period. The effects of translating operations with a functional currency other than the Euro were included in consolidated shareholders' equity.

CHANGES IN PRESENTATION

There were no changes in presentation in 2002. In 2001 and as a result of new French Regulations adopted on January 1, 2001, certain reclassifications were made to AXA's consolidated balance sheet and statement of income and 2000 was restated for comparative purposes.

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

In certain material respects, French GAAP differs from generally accepted accounting principles in the United States of America ("U.S. GAAP"). A description of the significant differences between French GAAP and U.S. GAAP, a reconciliation of AXA's consolidated net income and shareholders' equity to U.S. GAAP and condensed consolidated statements of income and balance sheets for each of the three years ended December 31, 2002 and at December 31, 2002 and 2001 are included in notes 33 and 34.

CHANGES IN ACCOUNTING PRINCIPLES UNDER FRENCH GAAP

CHANGES IN ACCOUNTING PRINCIPLES IN 2002

Effective from January 1, 2002, AXA is required to comply with regulation No. 2000-06 issued by the French Accounting Regulations Committee (the Comité de la Réglementation Comptable) in respect of recognizing liabilities. This new regulation did not impact AXA's consolidated financial statements. There were no other changes in accounting principles adopted in 2002.

CHANGES IN ACCOUNTING PRINCIPLES IN 2001

In 2001, there were changes in accounting principles due to (i) the implementation of the new French Regulations for preparing and presenting consolidated financial statements of French insurance companies, and (ii) in respect of the accounting for UK "with-profit" contracts. A summary of the significant changes in accounting principles is summarized below.

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

- Newly consolidated entities and acquisitions of additional equity investments in consolidated subsidiaries: In general, for acquisitions completed after January 1, 2001, it is no longer possible to charge goodwill to shareholders' equity in an amount equal to the portion of the acquisition financed through the issuance of new shares. In addition, certain transactions can be accounted for as a merger under Article 215 if certain requirements are met. Acquisitions prior to January 1, 2001 are not affected by this change as the change in accounting principle has been adopted prospectively.

- Intercompany transactions: Effective prospectively from January 1, 2001, realized capital gains and losses on intercompany transactions involving the sale of assets between AXA group companies, including insurance and reinsurance companies, are eliminated in consolidation unless there is an other-than-temporary realized loss, which is recorded immediately with a contra adjustment to policyholder participation, if necessary.

- Non-European life insurance companies: The results of these companies were previously prepared and consolidated based on U.S. GAAP, whereas under the new French Regulations, these companies now prepare and consolidate their results in accordance with French GAAP. This change principally affected the accounting for (i) fixed maturity and equity investments, which are stated at amortized cost and historical cost, respectively, whereas in prior periods such investments were stated at market value, and (ii) the cost of reinsurance, in particular relating to the reinsurance arrangement on the disability income business in the United States in 2000, which is now recorded as a charge in the period the reinsurance arrangement is placed whereas in 2000 the cost was to be amortized over the duration of the contract.

- Pension Plans: AXA has opted to apply the preferred method introduced by the new French Regulations, which allows the costs associated with pension plans and post-retirement benefits to be provided for and recorded in the operating results over the term of employment. In this context, commitments for benefits accruing from periods of long service to the company (or other similar benefits) can also be recognized as a liability.

- Insurance liabilities: From January 1, 2001, an additional provision relating to adverse changes in mortality assumptions is recorded in full in the year of the change rather than being recognized as an additional liability over the contract term, as in prior years. In addition, the basis used by AXA in determining its actuarial insurance liabilities is in line with the preferred method set out in the new French Regulations, in particular, the discount rates used are, in effect, lower than the expected future investment yield recommended in the Regulations.

- Equalization reserves: Equalization reserves that do not cover catastrophic risks, which are characterized by high costs and low occurrence, can no longer be recognized as liabilities.

- Unexpired risk provision: Interest income generated by earned premiums is deducted from the amount of the reserve to be established.

Unless otherwise indicated above, the cumulative effect of changes in accounting principles under French GAAP was recorded in AXA's consolidated shareholders' equity at January 1, 2001, net of tax and allocation to participating policy-holders, when material. For further information, see AXA's consolidated statement of shareholders' equity.

The pro forma impact of the significant changes in accounting principles on AXA's consolidated balance sheet at December 31, 2000 and consolidated statement of income for the year ended December 31, 2000 are presented in note 32.

Changes in accounting principle specific to the UK "with-profits" contracts

In the context of AXA Equity & Law's Plan of Financial Reorganization completed in 2001, as it related to its UK participating "with-profit" fund and related surplus assets referred to as the "inherited estate", AXA changed its accounting for UK "with-profit" contracts. The UK “with-profit” contracts are participating life insurance contracts that provide for the sharing of investment performance and other company experience with policyholders. The excess of assets over liabilities (including the unrealized investment gains and losses) in the participating long-term business fund are maintained within a Fund for Future Appropriations ("FFA"). The FFA is, in general, used to fund the future terminal bonuses to be attributed to participating policyholders in accordance with the terms of the insurance contract. Consequently, the balance sheet in a UK insurance company will include not only the policyholder insurance benefits but also the FFA.

Up until December 31, 2000, the portion of the FFA attributable to terminal bonuses was included in the UK "with-profit" contracts liabilities, with the remaining portion in shareholders' retained earnings and reserves. Effective from January 1, 2001 and due to AXA Equity & Law's Plan of Financial Reorganization undertaken in 2001, to better reflect policyholders' rights, 100% of the FFA is now included in the UK "with-profit" contract insurance liabilities.

This method is based on the "UK modified statutory basis" used in the local UK financial statements. Under this methodology the basis for which AXA recognizes profits from such participating business has also been changed, from the sum of 10% of the operating results derived from the business to only 10% of the bonus declared in the period.

In accordance with French GAAP, the impact of this change was included in AXA's consolidated shareholders' equity at January 1, 2001. For further information see AXA's consolidated statement of shareholders' equity.

CHANGES IN ACCOUNTING PRINCIPLES IN 2000

There were no changes in accounting principles adopted in 2000.

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

Companies in which AXA exercises significant long-term influence, that is, affiliated companies, are accounted for as an investment using the equity method of accounting. Significant influence is presumed when AXA directly or indirectly holds 20% or more of the voting rights or when significant influence is exercised through an agreement with other shareholders. Certain entities are also accounted for as investments under the equity method if their contribution to revenue, net income or net financial position is not significant.

Investments in mutual funds and investment and real estate companies principally held by AXA's insurance entities are not consolidated but accounted for at cost, if the exclusion from consolidation does not impact the true and fair presentation of AXA's consolidated financial condition or operating results. Subsidiaries and investments in affiliates are not consolidated if:

  from the date of acquisition, the entity is held for sale, the subsidiary does not have a material impact on AXA's consolidated financial position and consolidated operating results, or the information required to prepare the consolidated financial statements cannot be readily obtained, either for reasons of cost or timeliness of preparing such information.

The equity holdings of entities that are not consolidated, which are used to support separate account (unit-linked) contracts, are included in the calculation of AXA's controlling interest but are excluded from the calculation of the percentage of ownership interest.

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

VALUATION OF ASSETS ACQUIRED AND LIABILITIES ASSUMED

At the first consolidation, the identifiable assets and liabilities of the acquired company are recorded at their estimated fair value. However, the insurance liabilities are maintained at the predecessor's carrying value if the measurement basis is consistent with AXA's accounting principles. In conjunction with purchase accounting relating to acquired life insurance operations, an asset is recorded corresponding to the present value of estimated future profits emerging on purchased life insurance business in-force at the date of acquisition (also referred to as value of purchased life insurance business in-force or VBI). The present value of future profits is estimated using actuarial assumptions based on anticipated experience determined as of the purchase date using a discount rate that includes a risk premium.

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

GOODWILL

The difference between the purchase price and the net assets acquired represents goodwill. If goodwill is positive, that is, the purchase price is greater than the identifiable net assets acquired, goodwill is recorded as an asset. If goodwill is negative, the following adjustments are made:

1.	acquisition is a company that was not previously consolidated:
	-	the estimated fair value determined for real estate is decreased to the extent necessary to eliminate such excess.
2.	acquisition is an increase in an ownership interest of an existing consolidated company:
	-	the net book value of the assets are reviewed and decreased in value where appropriate, with the remaining negative goodwill offset against any pre-existing goodwill asset arising from previous partial acquisitions of the relevant company.

Any excess remaining after the adjustments above is recorded as a liability and is referred to as negative goodwill. Revisions can be made to goodwill up until the end of the fiscal year end following the year of the acquisition, if new information becomes available.

Goodwill recorded is allocated (i) to the companies or portfolios of business acquired in respect of importance in the market and future profitability, and (ii) allocated to the segments and the related entities within the AXA group that will benefit from the activities acquired.

For acquisitions undertaken prior to January 1, 2001, when new shares were issued by AXA (the Company) to partly finance an acquisition, a portion or all of the goodwill could be charged directly to retained earnings and reserves (in proportion to the value of shares issued by AXA to total purchase price). The value recorded in retained earnings and reserves would remain unchanged unless there was a dilution of ownership interest in the acquired company (see "Net Investment Results" below). Any remaining goodwill would have been recorded as a goodwill asset and amortized. This prior treatment was not subject to a retroactive adjustment upon adoption of the new French Regulations in 2001.

INTERCOMPANY TRANSACTIONS

From January 1, 2001 and in preparing the consolidated financial statements, the entire effect of intercompany transactions is eliminated upon consolidation unless there are other-than-temporary losses, which are recorded immediately.

When an asset is disposed of internally and not intended for durable holding within AXA's assets:

  the tax corresponding to the realized capital gain or loss is eliminated upon consolidation through a deferred tax posted to the balance sheet;
  the same applies to the potential policyholders benefit in respect of the disposal gain (a deferred policyholders' benefit is then posted to the balance sheet).

In addition, the total or partial transfer of securities between two consolidated subsidiaries (for which AXA has a level of interest less than 100% in either entity) will not effect the consolidated operating results with the exception of the recognition of any related deferred tax and allocation to participating policyholders, as it is reported as a change within shareholders' equity (and presented separately in the Consolidated Statement of Shareholders' Equity as "effect of internal restructurings").

VALUATION OF ASSETS

GOODWILL

The goodwill amortization period is dependent on the type of business activity acquired, and whether the segment to which it was allocated can be considered as significant at the Group level. The amortization period generally does not exceed 30 years for insurance operations, including banks and asset management companies whose principal activity is the management of assets on behalf of insurance companies of AXA. For asset management operations that manage assets on behalf of third parties, the goodwill amortization period does not exceed 20 years, or five years for brokerage operations.

If the goodwill is less than €10 million (€1.5 million for brokerage operations), then the goodwill asset is fully amortized as a charge against earnings in the year of acquisition.

If the parameters used to determine the initial amortization period (value of assets, future operating profits, market share) do not change during the course of this period, the initial amortization pattern remains the same. If there are significant adverse changes, an exceptional goodwill amortization charge is recorded (or a modification to the initial pattern). However, no exceptional amortization charge is recorded if the amount is less than the cumulative amortization charge over a period equal to one-fifth of the initial amortization period and (i) there is an intention to hold the interest in the company, and (ii) based on available information it is more likely than not that deterioration is not definitive.

INTANGIBLE ASSETS

Value of purchased life insurance business in force ("VBI")

The VBI, in respect of acquired life insurance companies, is determined based on profits emerging over the contract period and is amortized over the life of the relevant contracts. VBI is subject to annual recoverability testing based on actual experience and expected trends with respect to the principal assumptions used to calculate the VBI.

Capitalized software costs

Certain costs associated with developing software for internal use are capitalized and amortized on a straight-line basis over the estimated useful life of such assets (in general not to exceed five years).

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

Fixed maturity securities are stated at amortized cost less valuation allowances. A valuation allowance is recorded for a decline in the value of a specific fixed maturity security that is deemed to be other-than-temporary whereby the amount may not be fully recoverable.

Equity securities are stated at historical cost less any valuation allowances for declines in the estimated fair values of specific equity investments that are deemed to be other-than-temporary.

Valuation allowances are determined according to an opinion issued by the French standard setter (l'Avis du Comité d'urgence du Conseil National de la Comptabilité, or "CNC") on December 18, 2002 in respect of other-than-temporary impairments. It is presumed that there is an other-than-temporary impairment when the unrealized loss is significant and for a continuous period of 6 months or more prior to year-end. The criteria for determining whether an unrealized loss is significant is 20% of carrying value in periods where the markets are slightly volatile and increases to 30% when the markets are volatile. Due to the significant deterioration in the markets during 2002, the 30% criterion was applied. Certain equity securities that do not fall under this criteria may be also subject to a valuation allowance if the decline in value is determined to be other-than-temporary based on specific facts and circumstances of the issuer or if a security (in an unrealized loss position) is to be sold shortly after year-end.

The valuation allowance recorded for equity securities that are determined to have an other-than-temporary impairment is equal to the difference between the net carrying value and the recoverable value at year-end. The recoverable value is not, except in certain circumstances, the market value at year end but rather a value determined based on the net worth, future cash flows and specific considerations relating to the industry sector/activities of the issuer. The investments that are intended to be held for business purposes are not subject to a valuation allowance if there are no indications that the fall in value is linked to the issuer; in other cases where there is the intention to hold the investment in the long-term, the recoverable value is the greater of market value at year-end or the value determined above. In the contrary, if it is determined before year-end that the security will be sold shortly after year-end, the recoverable value is the market value and for other securities the value is the greater of the average market value in the last month before the year-end or the market value at year-end.

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

Investments for certain activities are stated at fair value with the change in fair value included in income under "net investment result". The activities in which investments can be valued at fair value are set out below:

  invested assets in respect of separate account (unit-linked) contracts and invested assets supporting the UK “with-profit” funds; an adjustment to insurance liabilities is required if a change in fair value occurs ;
  certain investments held by non-European life insurance subsidiaries, for which the unrealized gains and losses of invested assets are included within insurance liabilities, and invested assets held by AXA's banking subsidiaries for trading purposes, for which the change in fair value is recorded in the net investment result.

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

REINSURANCE CEDED UNDER NON-PROPORTIONAL TREATIES

Ceding of insurance to reinsurers and of reinsurance to reinsurers (the latter called "retrocession") is accounted for in the balance sheet and income statement in a manner consistent to the accounting for the underlying direct insurance contract and takes into account contractual clauses.

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

Pensions and other post-retirement benefits

Long-term liabilities of employee benefits are determined in accordance with the preferred method under the French regulations. They include the benefits payable to AXA Group employees in future periods at time of employee retirement (departure compensation, pension complement, medical cover, long-service benefits). To cover these obligations, dedicated funds (plan assets) are required to be in place. The nature and extent to which plan assets are held are determined by local regulations in the country in which the pension or other post-retirement benefit plan is held.

These obligations can be either in the form of defined contribution plans and / or defined benefit plans.

  Defined contribution plans are characterized by contributions to a plan administrator by the employer. The employer is responsible for making the contributions and the plan administrator is responsible for maintaining the funds and ultimately paying the accumulated benefits to the employee. Once the contribution is paid to the plan administrator there is no further commitment or engagement in respect of the employer that would be required to be included in the consolidated financial statements - the plan administrator is responsible for paying the amounts due to the employees and the cost of contributions paid is an expense in the income statement.
  Defined benefit plans are characterized by an actuarial assessment of the commitments based on the internal rules of each defined benefit plan. The obligation represents the future obligation to be paid by the employer (projected benefit obligation or "PBO") and is calculated based on long term projections of the rate of salary increases, inflation, mortality, turnover, pension indexation remaining and service lifetime.

The amount recorded in the balance sheet corresponds to the difference between the PBO and the market value of the corresponding invested plan assets, increased by the unrecognized loss and decreased by the unrecognized gains for each plan. If the future benefit obligations are in excess of the value of plan assets, a provision is recorded in the balance sheet under the provisions for risks and charges. If the value of the plan assets is in excess of the future benefit obligation, then a prepaid asset is recorded in the balance sheet.

Income taxes

AXA's French insurance subsidiaries, AXA Financial and, where permitted, other subsidiaries file individually consolidated income tax returns; other companies file separate income tax returns. Current income tax expense (benefit) is recorded in earnings based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year based on the relevant local tax regulation. Deferred income tax assets and liabilities are recorded based on the differences between financial statement carrying amounts and income tax bases of assets and liabilities and for net operating loss carryforwards, if any. Valuation allowances are recorded for deferred tax assets that are not expected to be recovered.

LIABILITY FOR INSURANCE BENEFITS AND CLAIMS

Unearned premium reserves

An unearned premium reserve is established and represents the portion of gross premium written which has not yet been earned in the period. A portion is included in income over the periods benefited, as the portion of the unearned premium reserve earned in the period is calculated on a pro rata basis in proportion to the insurance still in force at period-end. The deferred acquisition costs related to such contracts are included as an asset under the heading "Prepayments and accrued income" using the same basis.

Insurance liabilities

For traditional life insurance contracts (that is, those contracts with significant mortality risk), the liability for future policy benefits is calculated in accordance with the applicable regulatory principles of each country on the basis of actuarial assumptions as to investment yields, mortality, morbidity and expenses, using a prospective approach. An additional provision is recorded in the event of an adverse impact on the benefits due to a change in mortality tables. If the contracts include a minimum guaranteed rate of return, the insurance liability will also include a provision necessary to cover the guarantee in the event that the future returns are insufficient.

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

In respect of participating life insurance contracts, the future policy benefit liability includes a value attributable to anticipated participation rights whether allocated or not, arising from the operating results or net investment return for the period. The method in determining the insurance benefits is in line with the preferred method set out in the new French Regulations effective from January 1, 2001, in particular, the discount rates used by the group are, in effect, lower than the expected future investment yield recommended in the Regulations.

Specific to future policy benefits on the UK “with-profit” contracts and as a result of AXA Equity & Law's Plan of Financial Reorganization completed in 2001, AXA changed its accounting for UK "with-profit" contracts. The UK "with-profit" contracts are participating life insurance contracts that provide for the sharing of investment performance and other company experience with policyholders. The excess of assets over liabilities (including the unrealized investment gains and losses) in the participating long-term business fund are maintained within a Fund for Future Appropriations ("FFA"). The FFA is, in general, used to fund the future terminal bonuses to be attributed to participating policyholders in accordance with the terms of the insurance contract. Consequently, the balance sheet in a UK insurance company will include not only the policyholder insurance benefits but also the FFA.

Up until December 31, 2000, the portion of the FFA attributable to terminal bonuses was included in the UK "with-profit" contracts liabilities, with the remaining portion in shareholders' retained earnings and reserves. Effective from January 1, 2001 and due to AXA Equity & Law's Plan of Financial Reorganization undertaken in 2001, to better reflect policyholders' rights, 100% of the FFA is now included in the UK "with-profit" contract insurance liabilities.

This method is based on the "UK modified statutory basis" used in the local UK financial statements. Under this methodology the basis for which AXA recognizes profits from such participating business has also been changed, from the sum of 10% of the operating results derived from the business to only 10% of the bonus declared in the period. Reserves for guarantees in respect of separate account (unit-linked) contracts in respect of direct insurance and reinsurance activities are determined using a prospective approach. The current value of future benefit obligations to be paid to the policyholder in the event that the guarantee is triggered is estimated based on reasonable scenarios. The assumptions include an investment return and related volatility, surrender rates and mortality. This current value of future benefit obligations is set up as a provision such that the total average cost of the guarantees is recognized over the contract life.

Provisions for future negative margins can be recorded by each insurance company based on local regulatory requirements (for example, the premium deficiency reserve). To be maintained at the consolidated level, this provision must be necessary from an economic point of view. In the case of life insurance companies, this provision must consider the insurer's recoverability of VBI and DAC.

Insurance claims and claims expenses

The claims reserves are determined on a basis to cover the total cost of settling an insurance claim. With the exception of disability annuities, annuities for which the payments are fixed and determinable, the claims reserves are not discounted. The claims reserves include the claims incurred and reported in the accounting period, claims incurred but not reported ("IBNR") in the accounting period and costs associated with the claims settlement management. The claims reserve is based upon estimates of the expected losses and unexpired risks for all lines of business taking into consideration management's judgment on the anticipated level of inflation, regulatory risks and the trends in cost and frequency of claims, actual against estimated claims experience, other known trends and development, and local regulatory requirements.

Claims reserves include unexpired risk provisions and equalization provisions as set out below.

  Unexpired risk provisions are established for contracts for which the premiums are expected to be insufficient to cover expected future claims and claims expenses. The calculation of the provision includes estimated future losses, administration expenses and investment income.
  Equalization provisions are determined based on local regulation in certain of the countries in which AXA operates and principally relate to catastrophe risks, such as hail, storms, floods, nuclear accidents, pollution liability and terrorist attacks.

PROVISION FOR LIQUIDITY RISK

A provision for liquidity risk must be recorded as a liability by an insurance company if there is a risk of liquidity, principally in the case of a large contract surrender, and if the total net book value of investments (excluding fixed maturity investments) of such company is greater than its total market value. Even though analyses performed did not demonstrate any liquidity risk, for French regulatory reasons, a provision was maintained in the consolidated financial statements of approximately €72 million before tax, or €47 million net group share, at December 31, 2002.

SEPARATE ACCOUNT (UNIT-LINKED) CONTRACTS

These contracts are linked to a specific pool of investment funds / assets and are written by AXA's life insurance companies. In respect of these contracts, the investment risks and rewards are principally transferred to the policy-holders and the guarantees on the benefits are realized and supported by the investment funds. For these contracts, the liability represents the fair value of the investment funds / assets linked to those contracts at the balance sheet date.

CAPITALIZATION RESERVE

In France, increases and decreases in capitalization reserves are accounted for in the local statutory accounts and are eliminated in the preparation of consolidated financial statements. The deferred tax charge is recorded if there is a strong probability that this reserve will be released. In the event that the entity is a life insurance company, this will also include a deferred policyholder participating benefit.

DERIVATIVE INSTRUMENTS

Derivative instruments are accounted for according to the opinion of the French standard setter (avis de Conseil National de la Comptabilit 2002-9) issued on December 12, 2002 for certain financial instruments (forwards) issued by insurance companies. This opinion is consistent with the principles already applied by AXA, with the exception of the recognition of unrealized gains on derivatives instruments that are not in qualifying hedges.

For derivative instruments that qualify as hedges that AXA uses in asset-liability management or to cover certain designated assets or liabilities against the change in fair value or future anticipated cash flows, the total change in value is recorded in a similar manner as the underlying hedge item charges are recorded in the net investment result. Tests of effectiveness are performed on a routine basis. For foreign currency hedges in net investments in foreign consolidated subsidiaries, the unrealized and realized gains and losses are recorded in shareholders' equity until the foreign subsidiary is sold, at which time the amount is included in income. In the case of a strategic investment/ divestment, the results are deferred until the asset is acquired or sold.

Other derivative instruments are accounted for on the balance sheet at estimated fair value. The unrealized losses are included in the net investment result with a credit to other provisions for risks and charges. The estimated fair value is determined using market value, if available, otherwise determined using other valuation techniques such as option pricing models, or other internal estimates.

REVENUE RECOGNITION

GROSS PREMIUMS AND FINANCIAL SERVICES REVENUES

Gross premiums written correspond to the amount of premiums written on business incepted in the year for insurance and reinsurance companies, net of policy cancellations and gross of reinsurance ceded. In the reinsurance sector, the premiums are recorded on a basis as declared by the cedant and may include estimates of gross premiums written but not yet reported in the period, which are adjusted in future periods to reflect actual gross premiums written and ceded to the reinsurer.

Gross revenues in respect of banking and other activities are determined principally as follows:

  commissions received upon the sale of financial products, including those revenues received by the insurance companies on such activities;
  commissions received and fees for services rendered in respect of asset management activities;
  rental income received by real estate management companies; and
  sales proceeds received on buildings constructed or renovated and subsequently sold by real estate businesses.

CHANGE IN UNEARNED PREMIUM RESERVES

The unearned premium reserve is reported as a liability (see "Unearned Premium Reserve" above). Total revenues in the period include the change in unearned premium reserve, which represents the earned premium in the period, gross of reinsurance.

NET INVESTMENT RESULT

The net investment result in respect of insurance activities includes:

  investment income from the insurance-related invested assets, net of depreciation expense on real estate investments (depreciation expense on real estate not held for investment is included in administrative expenses);
  financial charges and expenses;
  realized investment gains and losses net of valuation allowances for investment impairment; and
  unrealized investment gains and losses on invested assets in respect of separate account (unit-linked) assets, assets allocated to UK "with-profit" contracts and other invested assets whereby such assets are stated at market value (refer to "Investments from insurance, banking and other activities" above).

In respect of banking activities, interest income and financial charges, including interest expenses, are included in bank operating income and bank operating expenses, respectively.

From time to time, subsidiaries that are not wholly owned by AXA may issue additional capital. As a result, AXA's ownership interest in that subsidiary decreases and a dilution gain or loss arises. This gain or loss is recorded in the net investment results.

TREASURY SHARES

Treasury shares are recorded as a reduction of shareholders' equity. However, such investments in parent company stock are accounted for as an investment in equity securities if the treasury shares are held to stabilize the Company's share price in the market, to be attributed to employees in connection with share purchase programs, or are treated as investments supporting separate account (unit linked) contracts.

ACCOUNTING FOR SHARE OPTIONS

The accounting principles adopted by AXA for the accounting of stock option plans will vary according to the type of stock option plan.

OPTIONS TO SUBSCRIBE FOR SHARES (INCREASES AXA’S CAPITAL)

For share option plans issued by AXA (the Company) that do not provide a guarantee of liquidity given by AXA (the Company) to the employee, in principle, an expense is not recorded. For share option plans issued by AXA entities other than AXA (the Company) in which the grant provides an advantage to the employees (the exercise price is less than the market price at the date the number of options and the exercise price are known), a liability is recorded on a systematic basis over the vesting period.

For all share options granted by AXA (the Company) or any other AXA entity that provide a guarantee for liquidity, a liability (corresponding to the difference between the market value of the shares and the exercise price) is determined at measurement date, being the vesting or exercise date. Accordingly, an estimate of the compensation charge is determined at the end of each interim reporting period dependent on the market value of the underlying shares at such interim date.

In respect of acquisitions of minority interests, the share repurchase induces an increase in the Group's interest. The cost of settling or exchanging outstanding employee share options of the target company is included in the purchase price, as the buyout includes the cost of acquiring the minority shareholders' interests plus the potential shares to be issued by the target company in respect of the share options granted to its employees. The excess price should be split between a charge corresponding to the Group's increase in interest to the level of the initial interest level and an additional goodwill up to the complementary interest acquired.

OPTIONS TO PURCHASE SHARES (WHICH ARE PURCHASED WITHIN THE MARKET)

When employee share options to purchase shares are issued by AXA, a provision is recorded (corresponding to the difference between the market value of the shares to be acquired in the market and the exercise price) over the acquisition period. This provision is adjusted on an annual basis to reflect the change in market value of the underlying shares up until the date the shares are to be acquired.

3 - Principal Subsidiaries and Companies accounted for under the equity method

PRINCIPAL CHANGES IN CONSOLIDATION IN 2002

The main change to the scope of consolidation in 2002 is linked to the sale of AXA Health Insurance Pty Ltd in Australia, concluded and taken into account as of August 31, 2002 (8 months of activity in 2002).

The activities of Banque Directe have been merged with AXA Banque. The activities of ipac Securities Limited have been integrated within the AXA Australia New Zealand sub-group at acquisition date.

Other 2002 changes are indicated in the tables presented below.

PRINCIPAL CHANGES IN CONSOLIDATION IN 2001

The principal change in the scope of consolidation in 2001 was the sale of Banque Worms to Deutsche Bank that was completed on April 2, 2001. Since January 1, 2001, Banque Worms has not been consolidated. See note 26 "Off Balance Sheet Commitments" for further information. All other changes in scope of consolidation in 2001, as indicated in the tables below, were not significant.

COMPANIES FULLY CONSOLIDATED

The following tables list the companies consolidated (fully or proportionally) or accounted for under the equity method, as well as the Company's share of the subsidiary's voting rights and direct and indirect ownership interest, at December 31, 2002 and 2001.

Certain entities below represent the parent company of sub-groups that can hold an interest in entities in more than one country and, therefore, may be consolidated with an ownership interest less than that indicated for the parent company of the sub-group.

		2002		2001
Parent and Holding Companies	Change in Scope	Voting rights	Ownership interest	Voting rights	Ownership interest

France
AXA		Parent company		Parent company
AXA China		100.00	76.31	100.00	75.99
AXA France Assurance		100.00	100.00	100.00	100.00
Colis e Excellence		100.00	100.00	100.00	100.00
AXA Participations II
(formerly Financière Mermoz)		100.00	100.00	100.00	100.00
Jour Finance		100.00	99.94	100.00	100.00
Mofipar		100.00	99.90	100.00	100.00
Société Beaujon		99.99	99.99	99.99	99.99
AXA Technology Services		100.00	99.99	100.00	99.81

United States
AXA Financial. Inc.		100.00	100.00	100.00	100.00

United Kingdom
Guardian Royal Exchange Plc		100.00	99.99	100.00	99.99
AXA UK Holdings Limited		100.00	100.00	100.00	100.00
AXA UK Plc		100.00	99.99	100.00	99.99
AXA Equity & Law Plc		99.95	99.95	99.94	99.94

Asia / Pacific
National Mutual International		100.00	51.66	100.00	51.00
AXA Insurance Holdings Japan		96.42	96.42	96.42	96.42
AXA Asia Pacific Holdings Ltd		51.66	51.66	51.00	51.00

Germany
GRE Continental Europe Holding GmbH		100.00	90.17	100.00	90.17
K lnische Verwaltungs A.G
f r Versicherungswerte		99.56	97.30	99.56	97.30
AXA Konzern AG		90.86	90.17	90.86	90.17

Belgium
AXA Holdings Belgium		99.98	99.88	99.98	99.87
Royale Belge Investissement		100.00	99.88	99.98	99.87

Luxembourg
AXA Luxembourg SA		100.00	99.88	100.00	99.87

Austria
AXA Nordstern Holding		100.00	90.17	100.00	90.17

The Netherlands
AXA Verzekeringen		100.00	99.88	100.00	99.87
Gelderland		100.00	99.88	100.00	99.87
Royale Belge International	Merger with Gelderland	-	-	100.00	99.87
Vinci BV		100.00	100.00	100.00	100.00
AXA Nederland BV	Merger with Gelderland	-	-	94.36	99.87

Spain
AXA Aurora		100.00	100.00	100.00	100.00

Italy
AXA Italia SpA		100.00	100.00	100.00	100.00

Marocco
AXA Ona		51.00	51.00	51.00	51.00

		2002		2001
Life & Savings and Property & Casualty	Change in Scope	Voting	Ownership	Voting	Ownership
		rights	interest	rights	interest

France
AXA France IARD		99.92	99.92	100.00	100.00
AXA Conseil IARD	Merger with AXA France IARD	-	-	100.00	100.00
AXA Conseil Vie	Merger with AXA France Vie	-	-	100.00	100.00
Direct Assurances IARD		100.00	100.00	100.00	100.00
Direct Assurances Vie	Deconsolidated (a)	-	-	100.00	100.00
AXA France Vie		100.00	99.95	100.00	99.93
AXA France Collectives		99.40	99.39	99.40	99.40
AXA Courtage IARD	Merger with
	AXA Assurances IARD	-	-	99.65	99.65
Juridica		98.51	98.51	98.51	98.51

United States
The Equitable Life Assurance Society
of the United States		100.00	100.00	100.00	100.00

Canada
AXA Canada Inc.		100.00	100.00	100.00	100.00

United Kingdom
AXA Equity & Law Life	Merger with
Assurance Soc.	AXA Sun Life	-	-	100.00	99.99
AXA Insurance Plc		100.00	99.99	100.00	99.99
AXA Sun Life Plc		100.00	99.99	100.00	99.99
GREA Insurance (Discontinued activity)		100.00	99.99	100.00	99.99
PPP Group Plc		100.00	99.99	100.00	99.99
PPP Healthcare Ltd		100.00	99.99	100.00	99.99
PPP Lifetimecare	Merger with AXA Sun Life	-	-	100.00	99.99
E-business AXAUK	Merger with AXA UK Plc	-	-	100.00	99.99

Ireland
Guardian PMPA Group Ltd		100.00	99.99	100.00	99.99

Asia / Pacific
AXA Group Life Insurance (Japan)		100.00	96.42	100.00	96.42
AXA Insurance Co. (Japan)		100.00	96.42	100.00	96.42
AXA Life Insurance Singapore		100.00	51.66	100.00	51.00
AXA Non Life Insurance Co Ltd (Japan)		100.00	100.00	100.00	100.00
AXA Australia New Zealand		100.00	51.66	100.00	51.00
AXA China Region Limited		100.00	51.66	100.00	51.00
National Mutual Health Insurance	Sold (8 months
	activity in 2002)	-	-	100.00	51.00
Australian Casualty	Liquidation / Merger
Insurance Pty Ltd	with National Mutual	-	-	100.00	51.00
AXA Minmetals Assurance Co Ltd	Deconsolidated (a)	-	-	51.00	38.75

Germany
AXA Versicherung AG		100.00	90.17	100.00	90.17
AXA Leben Versicherung AG		100.00	90.17	100.00	90.17
Die Alternative Versicherung AG		100.00	100.00	100.00	100.00
AXA Kranken Versicherung AG		99.42	89.43	99.40	89.63

(a) Entities that became immaterial and were deconsolidated on the grounds of immateriality.

		2002		2001
Life & Savings and Property & Casualty	Change in Scope	Voting	Ownership	Voting	Ownership
		rights	interest	rights	interest

Hungary
AXA Biztosito Rt		100.00	90.17	100.00	90.17

Austria
AXA Versicherung		100.00	90.17	100.00	90.17

Belgium
Ardenne Prévoyante		100.00	99.88	100.00	99.87
AXA Belgium SA		100.00	99.88	100.00	99.87
UAB		100.00	99.88	100.00	99.87

Luxembourg
AXA Assurances Luxembourg		100.00	99.88	100.00	99.87
AXA Assurances Vie Luxembourg		100.00	99.88	100.00	99.87

The Netherlands
AXA Leven N.V.		100.00	99.88	100.00	99.87
AXA Schade N.V.		100.00	99.88	100.00	99.87
AXA Zorg N.V.		100.00	99.88	100.00	99.87
Unirobe Groep B.V.		100.00	99.88	100.00	99.87

Spain
Ayuda Legal SA de Seguros y Reaseguros		100.00	99.68	100.00	99.68
AXA Aurora SA Iberica de Seguros y Reaseguros		99.68	99.68	99.68	99.68
AXA Aurora SA Vida de Seguros y Reaseguros		99.68	99.68	99.68	99.68
AXA Aurora SA Vida		99.96	99.65	99.96	99.65

Italy
AXA Interlife		100.00	100.00	100.00	100.00
UAP Vita		100.00	100.00	100.00	100.00
AXA Assicurazioni		100.00	99.98	100.00	99.98

Switzerland
AXA Compagnie d'Assurances sur la Vie		100.00	100.00	99.99	99.98
AXA Compagnie d'Assurances		100.00	100.00	99.95	99.95

Portugal
AXA Portugal Companhia de Seguros		99.61	99.36	99.62	99.39
AXA Portugal Companhia de Seguros de Vida		95.09	95.05	95.09	95.09

Marocco
AXA Assurance Maroc		100.00	51.00	99.99	51.00
Epargne Croissance		99.59	50.79	99.59	50.80

		2002		2001
International Insurance	Change in Scope	Voting	Ownership	Voting	Ownership
(entities having worldwide activities)		rights	interest	rights	interest

AXA Corporate Solutions (sub-group)		100.00	100.00	100.00	99.99
AXA Assistance SA (sub-group)		100.00	100.00	100.00	100.00
AXA Cessions		100.00	99.99	100.00	100.00
English & Scottish		100.00	100.00	100.00	100.00
Créalux		100.00	99.88	100.00	99.87
Futur Ré		100.00	98.49	100.00	98.48
Paneuroré	Liquidation	-	-	100.00	97.94
Saint-Georges Ré		100.00	100.00	100.00	100.00

		2002		2001
Asset Management	Change in Scope	Voting	Ownership	Voting	Ownership
(entities having worldwide activities)		rights	interest	rights	interest

AXA Investment Managers (sub-group)		95.56	93.11	96.00	94.06
Alliance Capital (sub-group)		55.72	55.72	52.28	52.28
National Mutual Funds Management (sub-group) (b)		100.00	51.66	100.00	51.00

(b)	In 2001, AXA Asia Pacific Holdings (the parent company of National Mutual Funds Management) and Alliance Capital Management entered into an asset management joint venture agreement. The activities of National Mutual Funds Management that were not part of the joint venture agreement are closely aligned to those reported in the Australia / New Zealand life operations of the Life & Savings Segment, and hence reclassification to this segment has taken place effective January 1, 2002. Due to the immaterial impact on the AXA Group accounts, prior period results have not been restated to reflect this change in classification.
		2002		2001
Financial Services	Change in Scope	Voting	Ownership	Voting	Ownership
		rights	interest	rights	interest

France
AXA Banque		100.00	99.98	100.00	100.00
AXA Crédit		65.00	64.99	65.00	65.00
Banque des Tuileries	Merger with Compagnie
	Financière de Paris	-	-	100.00	100.00
Coliése Suresnes		96.33	96.30	100.00	96.32
Compagnie Financière de Paris		100.00	100.00	100.00	100.00
Holding Soffim		100.00	100.00	100.00	100.00
Sofapi		100.00	100.00	100.00	100.00
Sofinad		100.00	100.00	100.00	100.00
AXA France Finance	Merger with AXA Banque	-	-	100.00	99.97

Germany
AXA Vorsorgebank		100.00	90.17	100.00	90.17
AXA Bausparkasse AG		99.69	89.89	99.67	89.87

Belgium
AXA Bank Belgium		100.00	99.88	100.00	99.87
IPPA Vastgoed		100.00	99.88	100.00	99.87

Hungary
AXA Biztosito Pension Fund		100.00	90.17	100.00	90.17

COMPANIES PROPORTIONALLY CONSOLIDATED

		2002		2001
Life & Savings and Property Casualty	Change in Scope	Voting	Ownership	Voting	Ownership
		rights	interest	rights	interest

France
Natio Assurances		50.00	49.96	50.00	50.00
NSM Vie		40.07	40.07	40.07	40.07
Fonds immobiliers Paris Office Funds	Created	50.00	49.89	-	-

Belgium
Assurances de la Poste		50.00	49.94	50.00	49.94
Assurances de la Poste Vie		50.00	49.94	50.00	49.94

INVESTMENTS IN AFFILIATED COMPANIES (EQUITY METHOD)

		2002		2001
Financial Services	Change in Scope (a)	Voting	Ownership	Voting	Ownership
		rights	interest	rights	interest

France
Compagnie Financière	Accounted for using
de Paris Crédit	the equity method in 2002	100.00	100.00	100.00	100.00
Argovie	Accounted for using
	the equity method in 2002	94.03	93.46	94.03	93.46
Banque de Marchés
et d'Arbitrages		27.71	27.70	27.71	27.68

Germany
Général Ré		49.90	44.99	49.90	44.99

Asia / Pacific
AXA General Insurance	Accounted for using
Hong Kong Ltd	the equity method in 2002	100.00	100.00	100.00	100.00
AXA Insurance Investment	Accounted for using
Holding	the equity method in 2002	100.00	100.00	100.00	100.00
AXA Insurance	Accounted for using
Hong Kong Ltd	the equity method in 2002	100.00	100.00	100.00	100.00
AXA Insurance	Accounted for using
Singapore	the equity method in 2002	100.00	100.00	100.00	100.00
National Mutual Home
Loans Origination Fund No. 1		100.00	51.66	100.00	51.00
Members Equity Pty Ltd		50.00	25.83	50.00	25.50
Ticor		28.62	14.98	28.62	14.60

Spain
Hilo Direct SA de Seguros	Accounted for using
y Reaseguros	the equity method in 2002	50.00	50.00	50.00	50.00

Turkey
AXA Oyak	Accounted for using
Holding AS	the equity method in 2002	50.00	50.00	50.00	50.00
AXA Oyak Hayat	Accounted for using
Sigorta AS	the equity method in 2002	100.00	50.00	100.00	50.00
AXA Oyak	Accounted for using
Sigorta AS	the equity method in 2002	70.91	35.45	70.92	35.46

(a)	The change in scope in 2002 (where indicated in the table above) related to companies that were previously fully integrated, but due to their immateriality to the Group, they are now accounted for using the equity method.

4 - Business Combinations

GOODWILL

An analysis of goodwill by principal acquisition and by segment is presented in the table below.

(in euro millions)

	2002	2001	2000

Gross amount of goodwill, at January 1,	18,273	17,417	4,303
Accumulated amortization, at January 1,	(2,394)	(1,552)	(1,514)

Net carrying value, at January 1,	15,879	15,865	2,789

Goodwill acquired during year	159	584	13,460
Goodwill amortization in the period	(879)	(789)	(360)
Goodwill written off related to sale of business unit	142	185	(95)
Foreign exchange translation adjustments	(895)	34	71

Net carrying value, at December 31,	14,407	15,879	15,865

Accumulated amortization, at December 31,	3,083	2,394	1,552

Gross amount of goodwill, at December 31,	17,490	18,273	17,417

Net carrying value analysed by reportable segment:

Life & Savings	7,758	8,171	8,062
Property & Casualty	2,061	2,168	2,264
International Insurance	16	48	54
Asset Management	4,497	5,412	5,359
Other	76	79	126

Net carrying value, at December 31,	14,407	15,879	15,865

PRINCIPAL ACQUISITIONS IN 2002
 No significant acquisitions undertaken in 2002.

PRINCIPAL ACQUISITIONS IN 2001

AXA Equity & Law (United Kingdom)

In July 2000, AXA Equity & Law proposed a plan for its financial reorganization ("the Plan") to its eligible participating (with-profit) policyholders. The Plan addressed principally the attribution of the "Inherited Estate" (assets in excess of the amount required to meet the policyholders reasonable expectations) held in the with-profit fund of AXA Equity & Law. Approximately 74% of eligible policyholders (by policy value) elected in favor of the Plan. In December 2000, the Plan was approved by the High Court of Justice in the United Kingdom and it became irrevocable in January 2001. The Plan took effect on April 1, 2001, at which date the Inherited Estate had a fair value of £1.7 billion (€2.7 billion). In July 2001, AXA Equity & Law made a second and final proposal, with terms similar to the original proposal, to the remaining eligible policyholders who did not elect at the first opportunity in 2000. The Plan was finally approved by a total of approximately 87% of all with-profit policyholders, representing 91% of the eligible policy-

holders by value. As part of the Plan, a reorganization bonus of £250 million (€397 million) had been allocated to all with-profit policyholders from the Inherited Estate, payable upon surrender, maturity or death.

The French GAAP carrying value of the Inherited Estate amounted to £958 million (€1.5 billion) after deducting (i) the reorganization bonus of £250 million (€397 million), (ii) approximately £600 million (€954 million) of unrealized capital gains and (iii) certain other adjustments to comply with French GAAP. This Inherited Estate has been attributed as follows: (i) £777 million (€1,235 million) to AXA and (ii) £181 million (€288 million) remaining in the participating (with-profit) fund. According to the terms and conditions of the Plan, the portion of the Inherited Estate attributed to AXA, along with the non-participating insurance business, was transferred out of the participating (with-profit) fund into separate legal non-participating funds in which 100% of the operating results will accrue to AXA in future periods. As a result of this operation, AXA acquired a portion of the surplus assets held in the participating (with-profit) fund and related future benefits based on the percentage of policyholders who elected in favor of the plan. This acquisition was effectuated by the payment of an incentive bonus of approximately £260 million plus £18 million of direct expenses associated with the transaction (or approximately €451 million in the aggregate using the average £/€ exchange rate for the period). This cost represents goodwill and will be amortized over 30 years. The annual goodwill amortization expense in 2002 was €15 million (2001: €11 million, as the effective date of the transaction was April 1, 2001).

AXA Financial - buyout of minority interests (40%)

On January 2, 2001 and in connection with the exchange offer to the minority shareholders in AXA Financial (see "Principal acquisitions in 2000" for further details") (i) AXA Merger Corp. ( a wholly-owned subsidiary of AXA created to effectuate the transaction) was merged with and into AXA Financial, (ii) the remaining shares of AXA Financial common stock outstanding were converted into the right to receive $35.75 in cash (without interest) and 0.295 of an AXA ADS, and (iii) AXA Financial became a wholly owned subsidiary of AXA and, consequently, 19.7 million ordinary shares (4.9 million on a pre 4-for-1 stock split basis) were issued in connection with the merger thereby increasing shareholders' equity by €737 million.

Principal acquisitions in 2000

The following acquisitions in 2000 were all accounted for under the purchase method of accounting.

AXA Financial - buyout of minority interests (40%)

The aggregate purchase consideration was €11,213 million and included the following items:

- €3,868 million, representing the value of the 25.8 million ordinary shares issued by AXA at a price of €149.90 per share at December 22, 2000, being the closing date of the initial offer period, and

- €7,316 million in cash including €539 million relating to the cost of settling or exchanging outstanding employee share options of AXA Financial and €89 million of direct transaction costs.

In December 2000, AXA undertook a buyout the minority interests in AXA Financial based on a Merger Agreement dated October 17, 2000 for all of the outstanding shares of common stock of AXA Financial, other than the shares owned by AXA and its subsidiaries and the shares held in treasury by AXA Financial. Each share of AXA Financial validly tendered was exchanged for U.S.$35.75 in cash and 0.295 of an AXA American Depositary Share (ADS). The tender offer became irrevocable on December 26, 2000 and was completed on December 29, 2000 at which time AXA held a 92.4% direct and indirect ownership interest in AXA Financial. The subsequent merger between AXA Merger Corp.1 and AXA Financial occurred on January 2, 2001 (see "Principal acquisitions in 2001" above). As a result, AXA increased its ownership interest in AXA Financial from 60% to 100%. For purposes of these consolidated financial

(1)	Delaware holding company created to facilitate the exchange offer and subsequent merger of AXA Financial, Inc. and was a wholly-owned subsidiary of AXA.

statements, the date of acquisition was December 31, 2000 given that pursuant to the Merger Agreement, AXA had an obligation to acquire all of the remaining shares of AXA Financial common stock outstanding through the merger of AXA Merger Corp. with and into AXA Financial.

In connection with the transaction, AXA issued 25.8 million of ordinary shares in the form of AXA ADSs (103.2 million on a post 4-for-1 stock split basis), of which 20.9 million were issued by December 31, 2000 (83.6 million on a post 4-for-1 stock split basis). As a result, AXA's consolidated shareholders' equity at December 31, 2000 increased by €3.1 billion following the completion of the tender offer, or a total increase of €3.9 billion after the completion of the merger in January 2001, as previously discussed above.

Based on the carrying value of the portion of net assets acquired of €3,913 million, the excess purchase price was € 7,301 million. The entire excess purchase price was attributed to goodwill and was recorded as set out below.

- €2,518 million of the excess purchase price was charged directly to retained earnings and reserves in proportion to the value of ordinary shares issued by AXA to total purchase price in accordance with the application of Article D248-3 decree dated January 17, 1986 and the recommendation of the Commission des Op rations de Bourse (the "COB", being the French Regulator) published in the Bulletin N¡ 210 in January 1988; and

- €4,782 million of the remaining excess purchase price was recorded as a goodwill asset, of which 80% was attributed to the life insurance operations (being amortized over 30 years) and 20% was attributed to the asset management operations of Alliance Capital (being amortized over 20 years).

Had no goodwill been charged directly to retained earnings and reserves, additional goodwill amortization of €92 million would have been recorded against income in future periods. The charge for goodwill amortization in 2001 was €191 million, an increase of €16 million in connection with the completion of the 'squeeze out' merger in January 2001. As a result of the transaction, 100% of AXA Financial's post-acquisition operating results, along with goodwill amortization expense was included in AXA's consolidated net income in 2001, as the date of acquisition was December 31, 2000.

Sanford C. Bernstein transaction

On October 2, 2000, Alliance Capital acquired substantially all of the assets and assumed substantially all of the liabilities of Sanford C. Bernstein, Inc., a U.S.-based asset management company. The purchase price was U.S.$3.5 billion (€ 4.0 billion) and consisted of cash in the amount of U.S.$ 1.5 billion and 40.8 million newly issued private units in Alliance Capital. A portion of the cash was funded by AXA Financial through a financing agreement whereby in June 2000 AXA Financial purchased 32.6 million units of limited partnership interest in Alliance Capital Management L.P. for an aggregate purchase price of U.S.$1.6 billion and, as a result, recorded goodwill of €583 million. The excess purchase price paid by Alliance Capital over the fair value of the net assets acquired in Sanford C. Bernstein, Inc. totaled U.S.$3.5 billion (or €4.0 billion).

Following AXA Financial's investment in Alliance Capital and the acquisition of Sanford C. Bernstein, Inc. by Alliance Capital, goodwill in the aggregate totaled approximately €4,272 million and is being amortized over 20 years. The goodwill amortization in 2002 was €336 million, or €187 million net group share. Three months of post-acquisition operating results of Sanford C. Bernstein, Inc. were included in AXA's consolidated net income in 2000.

In connection with this acquisition, AXA Financial agreed in 2000 to provide liquidity to the former shareholders of Sanford C. Bernstein over an eight-year period following a two-year lockout period. Not more than 20% of the original units issued to the former Bernstein shareholders may be put to AXA Financial in any one annual period. After this lockout period ended in October 2002, certain of Sanford C. Bernstein's former shareholders exercised their options and AXA Financial acquired 8.16 million of their units, thus generating a complementary goodwill of US$122 million amortized completely in 2002 (€127 million at 2002 closing exchange rate).

Sun Life & Provincial Holdings (SLPH) subsequently renamed AXA UK Holdings

-  buyout of minority interests (44%)

In July 2000, AXA acquired the 44% minority interests in SLPH, which was subsequently delisted from the London Stock Exchange and renamed AXA UK Holdings. The purchase price was £2.3 billion (approximately €3.7 billion) and was funded principally from the net cash proceeds obtained from the issuance of ordinary shares of AXA in June 2000. The excess purchase price over the carrying value of the portion of net assets acquired was €1,971 million. The entire excess purchase price was attributed to goodwill and is being amortized over 30 years. The goodwill amortization charge was €64 million in 2002.

Nippon Dantai

On March 7, 2000, AXA and the shareholders of Nippon Dantai contributed their Japanese life insurance operations to a new holding company, AXA Nichidan Holding (subsequently renamed AXA Insurance Holdings Japan). This transaction valued Nippon Dantai at ¥10.5 billion yen (€107 million). In addition, AXA contributed cash of approximately ¥207 billion (€2 billion). The purchase price and additional cash injections were funded primarily by subordinated debt issued by AXA in February and March 2000. The goodwill in respect of this acquisition was €1,856 million, to be amortized over 30 years. Following the revaluation of an intangible asset that affected the opening balance sheet by €130 million, goodwill was subsequently modified. The goodwill amortization charge in 2002 was €60 million. The year-end reporting date for these operations is September 30 and, therefore, AXA's consolidated financial statements for the year ended December 31, 2000 included only six months of post-acquisition operating results (April 1-September 30), including goodwill amortization expense of €31 million (group share).

AXA China Region - buyout of minority interests (26%)

In November 1999, AXA Australia purchased the minority interests in AXA China Region for HK $4.1 billion (€519 million). AXA Australia is a subsidiary of AXA Asia Pacific Holdings, in which AXA has a 51% ownership interest. Subsequent to this transaction, AXA China Region was delisted from the Hong Kong Stock Exchange.

The excess purchase price over the carrying value of the portion of net assets acquired totaled €300 million and is being amortized over 20 years and is consistent with the estimated useful life used in the accounting for the acquisition of AXA Asia Pacific Holdings (formerly National Mutual Holdings and the parent company of AXA China Region) in 1995. The goodwill amortization charge in 2002 was €16 million. As a result of the transaction, AXA's consolidated net income in 2000 included the post-acquisition operating results of AXA China Region on a 51% basis.

ANALYSIS OF GOODWILL AMORTIZATION

(in euro millions)

	Years ended December 31,
	2002	2001	2000

Goodwill on consolidated entities	(879)	(789)	(360)
Negative goodwill on consolidated entities	1	1	7

TOTAL AMORTIZATION OF GOODWILL (NET)	(877)	(788)	(353)

At December 31, 2002, accumulated amortization on goodwill totaled €3,083 million (2001: €2,394 million).

GOODWILL CHARGED DIRECTLY TO RETAINED EARNINGS AND RESERVES

At December 31, 2002, goodwill (net of notional amortization) recorded in retained earnings and reserves totaled € 3,882 million, or a gross goodwill amount of €4,439 million (2001: €4,038 million net and 2000: €4,194 million net).

The notional amortization in 2002 was €156 million and included €11 million for the 1998 Royale Belge acquisition, € 53 million for the 1997 UAP acquisition and €92 million for the AXA Financial buyout of minority interests in 2000.

For acquisitions completed after January 1, 2001, goodwill can no longer be charged directly against shareholders' equity.

5 - Value of Purchased Life Business in Force (VBI)

The value of purchased life business in force on a consolidated basis and by product type, including the changes thereto, are as follows:

(in euro millions)

	Years ended December 31,
	2002	2001	2000

Balance beginning of year	3,739	3,724	2,438
Additions	-	466	1,365
Interest accrued	150	210	167
Amortization expense	(395)	(531)	(371)
Impact of foreign currency fluctuations	(263)	(150)	125
Other	(7)	20	1

BALANCE END OF YEAR	3,224	3,739	3,724

(in euro millions)

At December 31,2002
Total by contract type:

Life contracts (including endowment)	Gross		1,937

	Net		1,426

Retirement, annuity, investment	Gross		1,771

	Net		1,343

Health	Gross		629

	Net		455

Other	Gross		3

	Net		-

In connection with the Plan of Financial Reorganization of AXA Equity & Law (UK Life & Savings subsidiary) in 2001 (see note 4 "Business Combinations"), the unit-linked business was transferred from a participating "with-profit" fund to a non-participating fund. As a result of this transfer, VBI of €466 million was recorded. In 2000, VBI increased by € 1,365 million due to the acquisition of Nippon Dantai in March 2000.

Amortization of the value of purchased life business in force, net of accrued interest, expected to be recorded in each of the next five years is €272 million in 2003 and €252 million, €239 million, €230 million and €189 million in 2007 and thereafter. Such amounts are best estimates based on assumptions regarding anticipated future experience of the purchased business. Accordingly, such amounts are subject to adjustment each year to reflect actual experience.

6 - Investments

DETERMINING FAIR VALUE

The basis for determining the fair value of investments is as follows:

For publicly traded fixed maturities and equity investments, estimated fair value is determined using quoted market prices at date of valuation and unlisted securities are valued based on quoted market prices of comparable securities, pricing models or other similar valuation techniques.

Real estate investments are subject to periodic valuations conducted by qualified external appraisers based on local legal requirements. Such expert valuations are reviewed with reference to current market conditions and are based on a number of techniques including comparative studies and capitalization of income.

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

The estimated fair value does not take into account supplemental charges or a reduction due to selling costs that may be incurred, nor the tax impact of realizing the unrealized capital gains and losses.

The difference between the net carrying value and the estimated fair value represents the unrealized gains or losses. Upon disposal of the investment, the realized investment gains and losses included in AXA's consolidated operations result may be impacted by the allocation to participating life insurance contracts (as a change in future policy benefits), minority interests and tax.

The method of determining fair value may not correspond to the actual price realized when the investment is sold either in a block (with other similar investments rather than individually) or due to the actual tax impact on the realization of unrealized gains and losses when the investment is sold.

INVESTMENTS FROM INSURANCE AND NON-INSURANCE ACTIVITIES

(in euro millions)

	At December 31, 2002

	Insurance activities			Other activities				TOTAL

	Gross	Net	Fair	Gross	Net	Fair	Gross	Net	Fair
	Carrying	Carrying	value	Carrying	Carrying	value	Carrying	Carrying	value
	value	value	(a)	value	value	(a)	value	value	(a)

– Equity securities and holdings
in equity security-based mutual funds		26,006	23,712		377	395		26,383	24,107
– Equity holdings in fixed
maturity-based mutual funds		16,526	16,444		40	49		16,566	16,493
– Other mutual funds		14,771	11,892		4	4		14,775	11,896
Equity securities and holdings in mutual funds	59,349	57,303	52,048	455	421	447	59,804	57,724	52,495
Fixed maturities	149,640	147,750	156,412	7,367	7,364	7,560	157,007	155,115	163,972
Real estate	13,899	12,714	14,932	247	214	236	14,147	12,928	15,167
Mortgages, policy and other loans	18,362	18,265	19,004	226	170	179	18,588	18,434	19,183

Invested assets excluding investments
in participating interests	241,250	236,032	242,396	8,295	8,170	8,422	249,545	244,202	250,817
– Of which listed		167,436	171,552		7,665	7,891		175,101	179,443
– Of which non listed		68,596	70,843		505	531		69,100	71,374

Investments in participating interests	3,984	3,784	4,166	842	854	863	4,827	4,638	5,029

TOTAL INVESTED ASSETS	245,235	239,816	246,562	9,138	9,024	9,284	254,372	248,840	255,847
– Life & Savings	208,151	204,359	210,806				208,151	204,359	210,806
– Property & Casualty	29,841	28,439	28,585				29,841	28,439	28,585
– International insurance	7,244	7,018	7,172				7,244	7,018	7,172

(a)	The realization of unrealized gains and losses upon disposal of the investments may give rise to an allocation to participating insurance contracts, minority interests and tax.

(in euro millions)
	At December 31, 2001

	Insurance activities			Other activities				TOTAL

	Gross	Net	Fair	Gross	Net	Fair	Gross	Net	Fair
	Carrying	Carrying	value	Carrying	Carrying	value	Carrying	Carrying	value
	value	value	(a)	value	value	(a)	value	value	(a)

– Equity securities and holdings
in equity security-based mutual funds		37,918	38,711		471	500		38,389	39,210
– Equity holdings in fixed
maturity-based mutual funds		11,839	12,049		81	82		11,920	12,131
– Other mutual funds		14,780	15,221		9	24		14,789	15,244
Equity securities and holdings in mutual funds	66,061	64,537	65,981	614	562	605	66,674	65,098	66,586
Fixed maturities	145,388	143,527	147,695	8,287	8,285	8,374	153,675	151,812	156,069
Real estate	14,676	13,409	15,747	353	320	358	15,028	13,729	16,105
Mortgages, policy and other loans	23,001	22,907	23,215	244	219	219	23,246	23,127	23,434

Invested assets excluding investments
in participating interests	249,126	244,380	252,638	9,497	9,385	9,556	258,623	253,765	262,195
– Of which listed		171,034	176,878		8,777	8,908		179,811	185,786
– Of which non listed		73,346	75,760		609	648		73,954	76,408

Investments in participating interests	4,069	3,828	4,902	1,006	970	1,415	5,074	4,797	6,317

TOTAL INVESTED ASSETS	253,195	248,208	257,540	10,503	10,355	10,971	263,698	258,563	268,512
– Life & Savings	214,666	211,002	218,343				214,666	211,002	218,343
– Property & Casualty	31,767	30,554	32,321				31,767	30,554	32,321
– International insurance	6,761	6,652	6,877				6,761	6,652	6,877

(a)	The realization of unrealized gains and losses upon disposal of the investments may give rise to an allocation to participating insurance contracts, minority interests and tax.

ANALYSIS OF FIXED MATURITY AND EQUITY SECURITY INVESTMENTS

(in euro millions)

	At December 31, 2002

			Consisting of:
	Amortized or		Gross unrealized	Gross unrealized
	historical cost	Fair value	gains (a)	losses (a)

Fixed Maturities:
French government	24,437	27,170	2,878	(145)
Foreign governments	41,499	43,758	2,357	(57)
Other local governments and agencies	4,999	5,336	380	(36)
Government-controlled corporations	10,944	11,490	667	(54)
Non-government controlled corporations	48,382	50,323	2,767	(383)
Mortgage-backed securities	5,863	6,175	319	(6)
Other	2,143	2,295	227	(56)

Held-to-maturity and available-for-sale	138,265	146,546	9,595	(738)
Allocated to UK with-profits business trading		15,362
Other trading securities		2,065

Total fixed maturities		163,972

Equity investments
(including holdings in mutual funds)
Available-for-sale	48,332	41,024	1,561	(6,790)
Allocated to UK with-profits business trading		10,342
Other trading securities		1,130
Total equity investments
(including holdings in mutual funds)		52,495

Investment in participating interests		5,029

TOTAL		221,497

(a)	The realization of unrealized gains and losses upon disposal of the investments may give rise to an allocation to participating insurance contracts, minority interests and tax.

(in euro millions)

	At December 31, 2001

			Consisting of:
	Amortized or		Gross unrealized	Gross unrealized
	historical cost	Fair value	gains (a), (b)	losses (a), (b)

Fixed Maturities:
French government	26,385	28,128	1,908	(164)
Foreign governments	44,822	45,781	1,232	(198)
Other local governments and agencies	884	997	114	(4)
Government-controlled corporations	10,533	10,869	390	(52)
Non-government controlled corporations	52,537	52,997	1,650	(661)
Mortgage-backed securities	2,948	2,988	48	(8)
Other	1,530	1,527	3	(0)

Held-to-maturity and available-for-sale	139,639	143,288	5,345	(1,087)
Allocated to UK with-profits business trading		10,859
Other trading securities		1,922

Total fixed maturities		156,069

Equity investments
(including holdings in mutual funds)
Available-for-sale	45,361	45,273	3,713	(2,291)
Allocated to UK with-profits business trading		19,792
Other trading securities		1,522
Total equity investments
(including holdings in mutual funds)		66,586

Investment in participating interests		6,317

TOTAL		228,972

(a)	The realization of unrealized gains and losses upon disposal of the investments may give rise to an allocation to participating insurance contracts, minority interests and tax.
(b)	After reclassifications from unrealized gains to unrealized losses on equity and fixed maturity securities for €(557) million and € 119 million, respectively.

At December 31, 2002, the amortized cost and fair value of maturity securities classified as available for-sale totaled € 135,913 million an €143,978 million, respectively (2001: €138,271 million and €141,858 million, respectively).

For the year ended December 31, 2002, the proceeds from the sales of fixed maturity securities classified as available-for-sale totaled €40,802 million, resulting in gross realized gains of €9,14 million and gross realized losses of € 7,263 million.

INSURANCE-RELATED ASSETS (EXCLUDING SEPARATE ACCOUNT ASSETS)

In respect of AXA's consolidated holdings in fixed maturities and equity securities, the breakdown by industry sector was as follows:

Industry Sector Beakdown	At December 31,
	2002	2001

Financial Services	20%	24%
Manufacturing / Pharmaceuticals	7%	5%
Utilities	4%	4%
Technology & Telecommunications	4%	5%
Government institutions	35%	32%
Other Direct holdings	21%	23%
Investment in mutual funds	9%	7%

Total	100%	100%

As at December 31, 2002 and based on net consolidated carrying value of fixed investment and equity securities, excluding participating interests (holdings of more than 10%), AXA's life & savings and property & casualty insurance operations held investments in a single issuer, Bayerische Hypo und Vereinsbank AG of nearly €2.6 billion, principally in the German operations, representing more than 10% of AXA's total shareholders' equity. The investments consisted of equity securities, fixed maturity corporate bonds, mortgage Pfandbriefe and public Pfandbriefe of approximately €0.1 billion, €0.4 billion, €1.3 billion and €0.8 billion, respectively. Mortgage Pfandbriefe and public Pfandbriefe are secured by mortgage loans and lendings to the public sector, respectively. AXA believes that the real economic exposure to Bayerische Hypo und Vereinsbank is limited to the equity and unsecured fixed maturity corporate bond investments of approximately €0.1 billion and €0.4 billion, respectively. AXA did not have any other equity and/or fixed maturity investment in any one issuer that was in aggregate 10% or more of AXA's total shareholders' equity, or €2,371 million.

AXA's principal operations in France, the United States, the United Kingdom, Japan, Germany and Belgium, accounted for 86% of total fixed maturity investments and 90% of total equity investments at December 31, 2002. In respect of these operations, the insurance-related invested assets backing the insurance liabilities were predominantly holdings in domestic investments (or in the local currency of the liabilities).

Contractual maturities of fixed maturity securities classified as either held-to-maturity or available-for-sale.

Maturity information for fixed maturity investments classified as either "held-to-maturity" or "available-for-sale" is presented in the table below. Fixed maturities not due at a single maturity date have been included in the table below in the year of final maturity. Actual maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

(in euro millions)

At December 31, 2002
	Amortized Cost	Estimated Fair value

Due in one year or less	7,317	7,496
Due after one year through five years	44,554	46,924
Due after five years through ten years	43,860	45,701
Due after ten years	39,120	42,858
Other	3,415	3,567

TOTAL (a)	138,266	146,546

(a) Fixed maturities classified as “available-for-sale” represented 98% of total, based on amortized cost as at December 31, 2002.

TREASURY SHARES

At December 31, 2002, AXA (the Company) or its subsidiaries held approximately 30.5 million of its ordinary shares ("treasury shares") with a carrying value of €487 million, representing 1.7% of the total outstanding ordinary shares (2001: 30.5 million, €489 million, and 1.7%, respectively). The treasury shares held at December 31, 2002 are principally to cover the potential ordinary shares to be issued upon conversion of outstanding share options in AXA ordinary shares (in the form of AXA ADS's) by employees of AXA Financial, Inc. In 2002, AXA sold 0.7 million, treasury shares resulting in no realized gain or loss (2001: nil and 2000: €60 million, net group share).

INVESTMENTS IN PARTICIPATING INTERESTS

The following table sets forth an analysis of investments in entities in which a participating interest exists.

(in euro millions)

At December 31, 2002	Net Carrying	Fair value	Shareholders’	Last fiscal year net income		Fiscal Year	Percentage
	value		equity	Amount	Year	end	of ownership

Listed companies:
Banque de Crédit Marocain	115	90	567	84	2001	12/31/01	10.6%
BNP Paribas	1,585	1,801	25,400	3,295	2002	12/31/02	5.2%
Crédit Lyonnais	498	956	9,207	853	2002	12/31/02	5.1%
Schneider	141	178	7,363	422	2002	12/31/02	1.6%
Unlisted companies:
Lor Patrimoine	53	53	53	-	2002	12/31/02	100.0%
SGCI	144	144	115	9	2002	12/31/02	100.0%
Millenium Entertainment
Partners	64	71	315	(1)	2002	12/31/02	13.4%

Subtotal	2,599	3,293

Investment holdings
under €50 million each	2,040	1,736

TOTAL for year ended
December 31, 2002	4,639	5,029
Of which:
- Held by insurance
companies	3,785	4,166
- Held by non-insurance
companies	854	863

(in euro millions)

At December 31, 2001	Net Carrying	Fair value	Shareholders’	Last fiscal year net income		Fiscal Year	Percentage
	value		equity	Amount	Year	end	of ownership

Listed companies:
Bayerische
Hypovereinsbank	163	91	18,516	1,079	2000	12/31/00	0.6%
Banque de Crédit Marocain	119	104	472	85	2000	12/31/00	10.4%
Banco Bilbao Vizcaya
Argentaria (BBVA)	76	247	11,359	2,363	2001	12/31/01	0.1%
BNP Paribas	1,573	2,340	23,600	4,018	2001	12/31/01	5.3%
Crédit Lyonnais	499	672	8,300	812	2001	12/31/01	5.2%
Schneider	206	354	8,381	986	2001	12/31/01	2.7%
Unlisted companies:
Lor Patrimoine	53	53	53	-	2001	12/31/01	100.0%
SGCI	144	144	111	4	2001	12/31/01	100.0%
Millenium Entertainment
Partners	64	64	545	96	2001	12/31/01	13.4%

Subtotal	2,898	4,068

Investment holdings under
€50 million each	1,899	2,249

TOTAL for year ended
December 31, 2001	4,797	6,317
Of which:
- Held by insurance
companies	3,828	4,902
- Held by non-insurance
companies	970	1,416

INVESTMENT VALUATION ALLOWANCE

Investment valuation allowances, which have been deducted in arriving at investment net carrying values as presented in the consolidated balance sheets, and changes thereto are shown below.

(in euro millions)

	Balance at			Other	Balance at
	January 1, 2002	Additions	Deductions	changes (b)	December 31, 2002

Real estate	463	58	(95)	78	504
Equity investments and holdings
in mutual funds (c)	1,853	1,147	(563)	(169)	2,268
Fixed maturities and other fixed
income securities	608	361	(303)	(89)	577
Mortgages and other loans	119	73	(19)	(19)	154

Subtotal (a)	3,043	1,640	(980)	(199)	3,503

Depreciation of real estate used
for operating purposes	837	115	-	(238)	714

TOTAL	3,880	1,754	(980)	(437)	4,217

(a)	Includes provisions on assets from banking activities.
(b)	“Other changes” relate principally to changes in scope of consolidation and foreign currency fluctuations.
(c)	The additions to the investment valuation allowance for “Equity investments and holdings in mutual funds” include a valuation allowance on quoted securities of €912 million.
(in euro millions)

	Balance at			Other	Balance at
	January 1, 2001	Additions	Deductions	changes (b)	December 31, 2001

Real estate	123	127	(253)	466	463
Equity investments and holdings
in mutual funds (c)	509	1,178	(282)	447	1,853
Fixed maturities and other fixed
income securities	153	419	(706)	742	608
Mortgages and other loans	433	99	(71)	(342)	119

Subtotal (a)	1,218	1,823	(1,313)	1,314	3,043

Depreciation of real estate used
for operating purposes	1,060	134	-	(357)	837

TOTAL	2,278	1,957	(1,313)	958	3,880

(a)	Includes provisions on assets from banking activities.
(b)	“Other changes” relate principally to changes in scope of consolidation and foreign currency fluctuations. In addition, the valuation allowances for fixed maturity securities in respect of the U.S. Life & Savings operations was presented as a decrease in the gross value of the asset in 2000. This provision was reclassed as a valuation allowance under “other changes” of €774 million.
(c)	The additions to the investment valuation allowance for “Equity investments and holdings in mutual funds” include a valuation allowance on quoted securities of €995 million.
(in euro millions)

	Balance at			Other	Balance at
	January 1, 2000	Additions	Deductions	changes (b)	December 31, 2000

Real estate	306	169	(387)	34	123
Equity investments and holdings
in mutual funds	596	645	(206)	(525)	509
Fixed maturities and other fixed
income securities	230	54	(37)	(93)	153
Mortgages and other loans	424	69	(125)	66	433

Subtotal (a)	1,555	937	(755)	(519)	1,218

Depreciation of real estate used
for operating purposes	1,119	171	-	(230)	1,060

TOTAL	2,674	1,108	(755)	(749)	2,278

(a)	Includes provisions on assets from banking activities.
(b)	“Other changes” relate principally to changes in scope of consolidation and foreign currency fluctuations.

The increase and decrease in provisions for valuation allowances presented in the tables above are included in the net investment result. 2002 was affected by the deterioration of the equity markets and, consequently, provisions for valuation allowances on equity securities increased. Other provisions relate to (i) financial services operations (included in bank operating expenses) and (ii) provisions on unquoted securities (mainly in Germany).

7 - Separate Account (Unit-Linked) Assets

Assets that are represented by separate account (unit-linked) contracts and stated at market value are presented in the table below. "Holdings in other mutual funds" were essentially represented by investments of the French life insurance companies in mutual funds that invest predominantly in real estate.

(in euro millions)

	At December 31,
	2002	2001

Real estate investments	4,531	5,365
Equity securities and other variable yield securities	48,837	71,063
Holdings in equity investment-based mutual funds	6,613	5,674
Fixed maturities and other fixed income securities	13,828	13,617
Holdings in fixed maturity-based mutual funds	2,978	3,723
Holdings in other mutual funds	13,671	16,282

Total separate account (unit-linked) assets	90,458	115,723

8 - Investments in Affiliated Companies (Equity Method)

Companies that were accounted for by using the equity method are presented in note 3, along with AXA's ownership interest percentage. An analysis of net carrying value and contribution to net income is given below.

(in euro millions)

	Carrying value	Change	Other	Carrying value	Contribution
	at January 1, 2002	in Scope	changes (a)	at December	to Net
				31, 2002	Income

AXA Germany affiliates:
- General Ré -CKAG	654	-	-	654	-
AXA Asia Pacific Holdings affiliates:
- NM Home Loans Trust	69	-	(5)	65	-
- NM Property Trust	85	--	(7)	78	(2)
- Ticor	31	-	3	35	6
- Other affiliates	678	247	(58)	867	(17)
AXA Seguros affiliates
- Hilo direct de seguros y reaseguros	-	39	-	39	4
AXA France Vie affiliates
- Argovie	-	26	-	26	2
AXA Insurance Hong Kong	-	69	-	69	6
AXA Insurance Singapore	-	49	-	49	3
AXA Oyak Sigorta	-	59	-	59	-
Other affiliates under €30 million each	51	97	4	153	21

TOTAL	1,570	586	(63)	2,093	23

(a) Includes foreign currency fluctuations and net income for the period adjusted for dividends received.

(in euro millions)

	Carrying value	Change	Other	Carrying value	Contribution
	at January 1, 2001	in Scope	changes (a)	at December	to Net
				31, 2001	Income

AXA Germany affiliates:
- General R -CKAG	654	-	-	654	-
AXA Asia Pacific Holdings affiliates:
- NM Home Loans Trust	74	-	(5)	69	-
- NM Property Trust	89	-	(4)	85	(2)
- Ticor	63	-	(32)	31	5
- Other affiliates	229	490	(40)	678	8
Banque Worms	54	(54)	-	-	-
Other affiliates under €30 million each	55	1	(5)	51	7

TOTAL	1,217	438	(85)	1,570	17

(a) Includes foreign currency fluctuations and net income for the period adjusted for dividends received.

The principal change to the 2002 scope mainly relates to entities that were previously fully integrated, but due to their immateriality to the Group, are now accounted for using the equity method. The complete list of such entities is included in note 3 "Principal subsidiaries and companies accounted for under the equity method". The change to the scope of €247 million with respect to the affiliates of AXA Asia Pacific Holdings accounted for under the equity method related to an increasing participation by such affiliates in predominantly unit trust investments.

The change in scope in 2001 was related to the sale of Banque Worms to Deutsche Bank and the treatment of real estate entities in Australia and New Zealand as investments under the equity method.

For the years ended December 31, 2002, 2001 and 2000, AXA received cash dividends from companies accounted for by the equity method of €46 million, €63 million and €4 million, respectively. The decrease in dividends received in 2002 related to the dividends paid by the Australian entities, which were based on 2001 net income that was lower as compared to 2000 net income. Entities that have been accounted by the equity method for the first time in 2002 have not yet provided cash dividends.

9 - Receivables and Payables from Insurance and Reinsurance Activities

(in euro millions)

		Receivables

	Gross book value	Provisions	Carrying value	Payables

Deposits and guarantees	4,408	-	4,408	1,730
Current accounts from other companies	2,190	(62)	2,128	2,975
Policyholders, brokers, general agents	4,477	(260)	4,217	2,951
Estimated premiums not yet recorded	2,769	--	2,769	-
Other	536	(54)	482	643

Total at December 31, 2002	14,379	(376)	14,003	8,299

(in euro millions)

		Receivables

	Gross book value	Provisions	Carrying value	Payables

Deposits and guarantees	4,166	-	4,166	1,689
Current accounts from other companies	2,336	(26)	2,310	2,942
Policyholders, brokers, general agents	5,352	(257)	5,095	3,419
Estimated premiums not yet recorded	3,288	-	3,288	-
Other	769	(57)	712	755

Total at December 31, 2001	15,911	(340)	15,571	8,806

10 - Cash and Cash Equivalents

Cash and cash equivalent are mainly liquid and short-term investments. The table below details those cash and cash equivalents by segment.

(in euro millions)

	At December 31,
	2002	2001

Cash and cash equivalents
From insurance activities	16,362	15,955
From banking activities	259	361
From other companies	971	1,330

TOTAL	17,592	17,646

11 - Deferred Acquisition Costs

The tables below present (i) the deferred acquisition costs by Insurance segment and (ii) movements in the other deferred acquisition costs (net) for the Life & Savings segment.

(in euro millions)

	At December 31,
	2002				2001	2000
	Life	Property	International
	& Savings	& Casualty	Insurance	Total	Total

Deferred acquisition costs on unearned premiums	25	1,003	380	1,408	1,305	1,206
Deferred acquisition costs on earned premiums
- gross of unearned revenue reserves	11,395	-	-	11,395	11,344	9,676
- unearned revenue reserves	(1,837)	-	-	(1,837)	(1,729)	(1,523)
Deferred acquisition costs
on earned premiums (net)	9,557	-	-	9,557	9,613	8,154

TOTAL DEFERRED ACQUISITION COSTS	9,582	1,003	380	10,965	10,917	9,359

(in euro millions)

	Years ended December 31,
	2002	2001	2000

Deferred acquisition costs on earned premiums
(net of unearned revenue reserves):
Balance beginning of year	9,613	8,154	6,779
Impact of New French GAAP restatements (a)	-	(47)	-
Costs capitalized	2,137	2,265	1,995
Interest accrued	640	707	567
Amortization expense	(1,397)	(1,632)	(1,249)
Net change in unearned revenue reserve	(170)	(161)	(196)
Impact of foreign currency fluctuations	(1,192)	344	386
Other	(72)	(18)	(129)

BALANCE END OF YEAR	9,557	9,613	8,154

(a)	For additional information with respect to the impact of the adoption of the New French Regulations, please refer to notes 2 and 32.

12 - Shareholders’ Equity

As part of the Plan of Financial Reorganization undertaken by AXA Equity & Law (United Kingdom) in 2001, as discussed in note 4 "Business Combinations", a portion of the Inherited Estate, after the allocation of a £250 million (€397 million) reorganization bonus, was attributed to AXA and totaled £777 million (€1,235 million). In addition and effective from January 1, 2001, AXA changed its accounting principles relating to the UK "with-profit" funds in order to better reflect the policyholders' rights, as discussed in note 2 under " Changes in accounting principles under French GAAP". The net impact of the change in accounting principles relating to the UK "with-profit" contracts and the financial reorganization mentioned above, has reduced the opening shareholders' equity at January 1, 2001 by €79 million.

At the annual general meeting of shareholders of AXA held on May 3, 2002, the shareholders approved the declaration of a dividend in respect of 2001 of €0.56 per ordinary share. See note 35 " Events Subsequent to December 31, 2002" for further information regarding the amount of dividend in respect of the 2002 financial year that has been recommended to the shareholders for approval.

At the annual general meeting of shareholders of AXA held on May 9, 2001,the shareholders approved a 4-for-1 stock split of AXA's outstanding ordinary shares. Immediately following this stock split, which became effective on May 16, 2001, the ratio between the AXA ordinary share and the ADS was changed from one ADS representing one-half of an ordinary share to one ADS representing one ordinary share.

Since 1994 and on a regular basis, AXA offers its employees to become shareholders. In 2002, AXA employees invested €255 million in share purchase plans (€13 million on July 30, 2002 and €242 million on December 20, 2002). Consequently, the number of AXA ordinary shares held by AXA employees increased by 27.2 million. At December 31, 2002, 2 out of 5 employees held 4% of the AXA ordinary shares, which included AXA American Depositary Shares (2001: 2.3%).

13 - Minority Interests

Changes in minority shareholders' interests are summarized as follows:

(in euro millions)

	Years ended December 31,
	2002	2001	2000

Minority interests at January 1,	3,409	3,702	7,454
Impact of New French GAAP restatements (a)	-	(16)	-
Change in scope	(129)	(228)	-
Acquisitions (b)	-	-	(5,423)
Dividends paid by consolidated subsidiaries	(467)	(560)	(513)
Impact of foreign currency fluctuations	(375)	68	84
Other changes (including internal restructurings)	6	58	(25)
Minority interests in income of consolidated subsidiaries	368	385	2,124

MINORITY INTERESTS AT DECEMBER 31,	2,812	3,409	3,702

(a)	Represents the impact of adopting new French Regulations effective from January 1, 2001. See notes 2 and 32 for further information.
(b)	Primarily due to the buyout of minority interests in 2000 of AXA Financial, Sun Life & Provincial Holdings (subsequently renamed AXA UK Holdings), AXA China Region and AXA Aurora.

In 2002, certain of Sanford C. Bernstein's former shareholders exercised their options in connection with Alliance Capital's acquisition of that company (see notes 4 and 26). As a result, AXA Financial acquired 8.16 million of Alliance Capital units from the former shareholders of Sanford C. Bernstein, increasing AXA's ownership interest in Alliance Capital from 52.3% to 55.7% and thereby reducing the share attributable to minority interests.

In 2001, AXA Millésimes was deconsolidated as it had no activity and real estate companies in Australia and New Zealand were accounted for as investments under the equity method and no longer consolidated on the grounds of immateriality (see note 8 "Investments in Affiliated Companies (Equity Method)"). In addition, stock options of €22 million in Alliance Capital were exercised during 2001 and, consequently, AXA's ownership interest decreased from 52.64% at December 31, 2000 to 52.28% at December 31, 2001.

The minority interests' share in the 2002 total equity included €1,683 million in respect of Alliance Capital, with the remaining balance from non-wholly owned operations in Australia / New Zealand, Germany and Japan.

14 - Mezzanine Capital

In accordance with the French regulations, debt for which reimbursement is subordinated to other creditors in the event of a company's liquidation, insolvency or bankruptcy and which has an original maturity date of at least five years (notice period of at least five years in the case of perpetual debt) is considered mezzanine capital.

MANDATORILY CONVERTIBLE BONDS AND NOTES

In October 1995, in connection with its acquisition of Abeille R , the Company issued € 320 million aggregate principal amount of 4.5% Mandatorily Convertible Bonds. In December 1996, certain of AXA's subsidiaries repurchased in cash €128 million of aggregate principal amount. The 4.5% Mandatorily Convertible Bonds matured on January 1, 2001 and converted into an aggregate of 28.7 million ordinary shares (subject to certain anti-dilution adjustments) on a post 4-for-1 stock split basis, of which 11.2 million ordinary shares were held by subsidiaries of AXA at that time. This increased AXA's consolidated shareholders' equity by €320 million and decreased subordinated debt by €192 million, as €128 million of debt held by AXA subsidiaries was eliminated on consolidation.

SUBORDINATED DEBT

Subordinated debt consists of the following:

(in euro millions)

	At December 31,
	2002	2001

AXA, The Company:
Subordinated Perpetual Notes, variable (US $ and euro)	941	1,033
Perpetual Notes, 3.29% / variable (Yen)	217	234
Subordinated Convertible Notes, 2.5% due 2014 (euro) (b)	1,518	1,518
Subordinated Perpetual Debt (euro)	234	234
Subordinated Perpetual Notes, 7.25% and undated (euro)	500	500
Subordinated Convertible Notes, 3.75% due 2017 (euro) (a)	1,099	1,099
Subordinated Convertible Notes, variable, due 2020 (euro) (c)	215	215
U.S. registered subordinated debt, 8.60%, 2030 (US $) (d)	1,192	1,418
U.S. registered subordinated debt, 7.125%, 2020 (GBP) (d)	500	534
U.S. registered subordinated debt, 6.75%, 2020 (euro) (d)	1,070	1,090
Amount of derivatives hedging subordinated debt	(289)	(193)
AXA Financial:
Surplus Notes, 6.95% due 2005	381	453
Surplus Notes, 7.70% due 2015	191	227
AXA Life Japan (Nichidan Life):
Subordinated Notes, variable, due 2010	144	166
AXA Bank Belgium (IPPA Bank):
Subordinated Notes, 3.14% to 6.90%, through 2008	156	156
Others:
Other subordinated debt under €100 million each	232	183

TOTAL	8,300	8,868

Note: Certain increases/decreases year on year are attributable to the impact of foreign currency exchange rates.

(a)	In 2002, there were no conversions into ordinary shares of AXA (2001: nil). The conversion into shares of all notes issued would result in the issuance of 6.7 million of AXA ordinary shares. The Company has the right to redeem these notes starting in January 2007 at a price of €196.00 per note. The issuance price per note was €165.50 at issue in 2000. Unless previously converted, redeemed or cancelled, the notes will mature and become repayable in full on January 1, 2017 at a price of €269.16 per note.
(b)	The debt includes an option of early redemption during the first ten years.
(c)	The U.S. registered subordinated debt denominated in euro is redeemable after 10 years. The annual interest rate on the euro- denominated tranche of 6.75% is for the first 10 years, and thereafter, at Euribor 3-months plus 220 basis points paid on a quarterly basis.
(d)	In February 2001 and in response to favorable market conditions, AXA increased the amount of debt issued under its U.S.$5.0 billion debt shelf registration statement filed with the U.S. SEC in 2000 by U.S.$770 million (approcimately €827 million at transaction date) that were denominated in two currencies: U.S. dollar and euro.

At December 31, 2002 the aggregate maturities of subordinated debt based on required principal payments at maturity for 2003 and the succeeding four years and thereafter totaled €59 million, €40 million, €401 million, nil and nil and € 7,800 million in 2008 and thereafter.

15 - Insurance Liabilities

The table below presents a reconciliation of the insurance liabilities, gross and net of reinsurance ceded, by operating segment.

(in euro millions at December 31,)

	Life & Savings		Property & Casualty (a)		International Insurance (a)		Total
	2002	2001	2002	2001	2002	2001	2002	2001

Gross insurance reserves:
– Future policy benefits	209,800	215,227	20	33	216	218	210,037	215,478
– Claim reserves	5,196	5,183	23,730	25,162	11,533	11,841	40,459	42,186
– Other reserves	2,360	3,846	2,824	2,812	87	84	5,272	6,742
– Unearned premiums reserves	560	637	5,037	5,072	1,807	2,011	7,405	7,720
Total insurance liabilities,
gross of reinsurance ceded	217,916	224,892	31,612	33,079	13,644	14,154	263,172	272,125
Separate account (unit-linked) liabilities,
gross of reinsurance ceded	90,011	115,305	–	–	–	–	90,011	115,305
Less reinsurance ceded on:
– Future policy benefits	3,410	3,640	–	–	7	7	3,417	3,647
– Claim reserves and other reserves	400	397	2,405	2,775	3,333	4,243	6,138	7,415
– Unearned premium reserves	2	5	107	165	247	359	355	529
Total reinsurance ceded on insurance liabilities	3,812	4,042	2,512	2,940	3,586	4,609	9,910	11,591
Reinsurance ceded on separate account
(unit-linked) liabilities	20	28	–	–	-–	–	20	28

TOTAL INSURANCE LIABILITIES,
NET OF REINSURANCE CEDED	304,096	336,127	29,100	30,140	10,057	9,544	343,253	375,811

Which includes:
– Policyholders’ participation (bonuses),
excluding UK with-profit business	9,737	10,832
– UK with-profit business liabilities	30,745	35,041

(a)	Transfer as at January 1, 2002 of certain UK insurance activities that have been discontinued and transferred from “Property & Casualty” to “International Insurance” for €988 million.

The movement in gross claims reserves in respect of the Property & Casualty segment and the International Insurance segment is presented below.

(in euro millions)

	2002		2001		2000
	Property & Casualty	International Insurance	Property & Casualty	International Insurance	Property & Casualty	International Insurance

Gross claims reserves to be paid,
January 1	25,162	11,841	24,012	8,602	23,007	8,194
Changes in scope of consolidation,
portfolio transfers and change
in accounting principles (a)	(1,619)	1,136	191	(9)	706	271
Impact of foreign currency fluctuations (b)	(479)	(1,345)	58	235	11	51
Sub-Total	23,064	11,632	24,261	8,828	23,723	8,517

Provision attributable to the current year	10,884	2,904	12,125	5,100	11,879	2,684
Increase (decrease) in provision
attributable to prior years	(118)	1,008	(262)	920	247	951
Total claims and claims expenses	10,766	3,912	11,863	6,020	12,127	3,635

Claims and claims expenses
attributable to current year	(4,279)	(1,266)	(4,882)	(1,264)	(4,992)	(1,856)
Claims and claims expenses
attributable to prior years	(5,820)	(2,744)	(6,080)	(1,743)	(6,845)	(1,693)
Total payments	(10,099)	(4,011)	(10,962)	(3,006)	(11,838)	(3,550)

Gross claims reserves to be paid,
December 31	23,730	11,533	25,162	11,841	24,012	8,602

(a)	Changes in the scope of consolidation are mainly due to (i) the transfer as at January 1 2002, of certain UK insurance activities that have been discontinued and transferred from the Property & Casualty Segment to the International Insurance Segment for €1,142 million, (ii) the disposal of Austria and Hungary (€(234) million) and (iii) de-consolidations or new entities accounted for by the equity method: principally the property & casualty operations in Hong Kong (€(176) million), Spain (€(48) million), and Singapore (€(60) million).
(b)	Currency fluctuations with respect to the International Insurance Segment primarily relate to insurance reserves arising from the U.S. terrorist attacks on September 11, 2001 that are accounted for in U.S. dollars.

U.S. TERRORIST ATTACKS ON SEPTEMBER 11, 2001

AXA's insurance operations were directly affected by the U.S. terrorist attacks on September 11, 2001. The total cost associated with these attacks has been estimated by Tillinghast between US$30 billion and US$ 60 billion on a worldwide basis. The estimated cost for AXA for the year ended December 31, 2001, based on information available at such date, amounted to €846 million (before tax and net of reinsurance), or €561 million impact against the net income. A further € 143 millions (before tax and net of reinsurnce), or €89 millions (net group share) was recorded in the first half of 2002 due to the complexity of the claims and the time lag in reporting informations to the ceding company.

These estimates are based on the best information available to management; however, they may be affected by a number of factors including, for example, possible bankruptcies of reinsurers who provide reinsurance to AXA. The total estimated cost as at December 31, 2002 and 2001 was mainly attributable to AXA Corporate Solutions for €903 million before tax and net of reinsurance, or €604 million net group share (2001: €761 million and €515 million, respectively). The other impacts of the terrorist attacks were in respect of the US life & savings operations €30 million (2001: €30 million) before tax and net of reinsurance, or €16 million (2001: €16 million) net group share and the German operations in respect of their property business and art insurance covers of €55 million (2001: €55 million) before tax and net of reinsurance, or €30 million (2001: €30 million) net group share.

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

Under insurance and reinsurance contracts related to environmental pollution and asbestos AXA paid claims and legal costs of approximately €45 million in 2002 (2001: €77 million and 2000: €67 million). At December 31, 2002, AXA has made cumulative payments relating to such contracts of €377 million (2001: €332 million).

At December 31, 2002 and specific to environmental pollution and asbestos claims, AXA had insurance claim reserves totaling €909 million (2001: €925 million), which consisted of (i) reported insurance and reinsurance claims of €350 million (2001: €349 million) and (ii) additional reserves for incurred but not reported (IBNR) claim liabilities of €559 million (2001: €577 million). The IBNR liabilities are estimated and evaluated regularly based on information received by management. AXA carefully monitors potential claims for which it has received notice.

In France, the French Supreme Court (Cour de Cassation) has recently extended the notion of inexcusable offence to professional diseases. AXA companies concerned by this new case law have reviewed their portfolio so as to identify the contracts that may be concerned by this extended liability.

16 - Provisions for Risks and Charges

(in euro millions)

	At December 31,	At December 31,	At January 1,	At December 31,
	2002	2001	2001 (a)	2000

Deferred taxes (see note 23)	4,592	4,420	5,176	5,354
Pension obligations and other
similar liabilities (see note 17) (b)	2,865	2,953	3,416	3,396
Provision for restructuring costs	154	368	673	640
Provision for real estate companies	28	67	67	67
Other provisions (b)	2,136	2,744	2,074	2,074

TOTAL	9,775	10,553	11,406	11,530

(a)	As restated for the new French Regulations effective from January 1, 2001. See notes 2 and 32 for further information.
(b)	In 2001, the provision for the cost associated with settling / exchanging the outstanding stock options of AXA Financial of €539 million (net of tax) from AXA’s buyout of minority interests in AXA Financial in 2000 was reclassified from “pension obligations and other similar liabilities” to “other provisions”.

PENSION OBLIGATIONS AND OTHER SIMILAR LIABILITIES

Detailed information is provided in note 17 "Employee Benefit Plans".

The pension plan liabilities are calculated based on the application of the preferential method under French regulations. It includes the total consolidated liability to be paid by the group for its employees from retirement date (departure compensation, pension complement, medical cover and long-service benefits). The principal pension plans relate to the following AXA operations at December 31, 2002: U.S. life operations, German property & casualty operations, Japanese life & savings operations and the French insurance operations.

PROVISIONS FOR RESTRUCTURING COSTS

The provision for restructuring costs and charges thereto are presented in the tables below for the years indicated.

(in euro millions)

		2002			2001
	Provisions			Provisions
	established	Other		established	Other
	in purchase	provisions	Total	in purchase	provisions	Total
	accounting			accounting

Provisions at January 1,	144	224	368	179	461	640
Impact of New French GAAP restatements (a)	-	-	-	-	33	33
Reclassification	(89)	16	(74)	109	(109)	-
Additions to existing provisions
Purchase accounting adjustment	2	-	2	57	-	57
Through net income	-	26	26	93	144	237
Provisions utilized	(15)	(141)	(156)	(246)	(159)	(405)
Release of provision
Purchase accounting adjustment	-	-	-	-	-	-
Through net income	(1)	(1)	(2)	(48)	(112)	(160)
Other changes	(2)	(7)	(10)	-	(34)	(34)

Provisions at December 31,	38	116	154	144	224	368

(a) As restated for the new French Regulations effective from January 1, 2001. See note 2 and 32 for further information.

The low level of additional provision recorded in 2002 is directly related to the low level of significant acquisitions as compared to previous years. Most of the additional provisions recorded in 2002 were in respect of employee costs associated with early retirement in France (€15 million) and in Germany (€8 million). Other allowances are from the United Kingdom property & casualty operations (€4 million in respect of an information technology restructuring project of which €2 million was used in 2002) and to Australia / New Zealand following the acquisition of ipac Securities (€2 million).

In 2002, provisions were utilized for restructuring costs in the United Kingdom life & savings operations (€6 million in relation to an information technology restructuring plan) and in Belgium (€9 million). In addition to the €37 million of provisions utilized by AXA Financial (restructuring costs of €28 million for the head office and €9 million for the sales force), €78 million were used in France in relation to employee costs associated with early retirement and €12 million in Australia / New Zealand for restructuring costs.

In 2001, the opening balance sheet in respect of the buyout of minority interests in AXA Financial was adjusted by €57 million, including a €50 million provision recorded to cover employee departure costs relating to AXA's buyout of minority interests in AXA Financial in 2000. In addition, a restructuring provision was recorded by AXA Financial relating to employee departure costs in respect of the head office and in the sales offices in 2001. The other provisions utilized in 2001 concerned restructuring costs in the United Kingdom, Belgium, Germany and Japan. In addition, of the €48 million restructuring provision established in connection with purchase accounting and released to income in 2001, €28 million concerned Germany.

OTHER PROVISIONS

Other provisions include principally

(i)	the remaining €583 million balance of the €928 million provision established in 2000 to offset the profit dilution realized by AXA Financial in conjunction with the acquisition of Sanford C. Bernstein, Inc., as its subsidiary Alliance Capital issued private units in connection with the acquisition (see note 20 "Net Investment Result" for further information),
(ii)	of the €236 million provisions recorded in 2000 in connection with the sale of Banque Worms, €137 million of the existing provision was released through the income statement, of which €50 million was linked to provisions no longer deemed necessary and €75 million for loans that were sold below their nominal value in 2002,
(iii)	the remaining provision of €277 million recorded in 2000 associated with the cost of settling/exchanging outstanding share options of AXA Financial in connection with the buyout of minority interests of AXA Financial in 2000, and
(iv)	provisions for the deferred compensation plans of AXA Financial (€149 million) and Alliance Capital (€120 million).

17 - Employee Benefit Plans

Long-term liabilities of employee benefit plans are calculated according to the "preferred method" under French regulations (refer to note 2 "Significant accounting Policies"). In order to face the commitments arising from these plans (departure compensation, pension complement, medical cover, long-service benefits), some regulators have allowed or required the creation of dedicated funds. The specific features of these plans vary in accordance with the regulations of the country in which employees are located and are classified as either defined contribution plans or as defined benefit plans.

DEFINED CONTRIBUTION PLANS

Such plans are characterized by the payment(s) to institutions, which makes the employer free of future commitments. Those institutions are responsible for paying the amounts due to the employees. Indeed, once the contributions are paid by the employer, there is neither commitment nor liability in the Group financial statements. The cost of the contributions paid is an expense in the statement of income.

DEFINED BENEFIT PLANS

Such plans are characterized by an actuarial assessment of the commitments based on each plans' internal rules. The present value of the future benefits paid by the employer, the Projected Benefit Obligation ("PBO"), is calculated based on long-term projections (salary increase rate, inflation rate, mortality, employee turnover, pension indexation and remaining service lifetime). The assumptions for each plan are consistent with the economic features of the countries in which the liabilities lie.

The weighted-average assumptions used by AXA for pension plans in the principal regions in which AXA operates are as follows:

December 2002 calculation assumptions :	Europe	North America	Japan	Others

Discount rate	5.5%	6.8%	2.3%	6.6%
January 2002 expected rate
of return on assets for 2002 year	6.5%	9%	3.5%	8.2%
Salary increase rate for future years	3.5%	7%	2.5%	4.4%

December 2001 calculation assumptions:	Europe	North America	Japan	Others

Discount rate	5.8%	7.2%	2.3%	6.6%
January 2001 expected rate
of return on assets for 2001 year	7%	10.2%	3.5%	8.2%
Salary increase rate for future years	3.5%	7%	2.5%	4.4%

ANNUAL CHANGE IN PENSION PLAN LIABILITIES

A yearly evolution of the PBO is made based on the following items:

  service cost (representing the increase in the PBO attributable to one year of additional service), interest cost (cost of one year less discount),
  benefits paid,
  actuarial gain or losses (change in long term assumptions, change in staff, ...), change in plans.

Given the long-term trend of employee benefit liabilities, the changes due to financial market variations and other actuarial gains or losses are amortized1 over the liability duration (approximately 15 years). They are brought into the income statement as an expense starting in the following accounting year.

(1)	For the amount which exceeds the 10% corridor (the greater of 10% of the present value of future benefits paid and 10% of the fair value of plan assets).

BALANCE SHEET INFORMATION

The balance sheet information for employee benefits captures the difference between the Projected Benefit Obligation ("PBO") and the market value of the corresponding invested plan assets, increased by the unrecognized loss or decreased by the unrecognized gains. When this difference is positive a contingency and loss reserve is booked within the balance sheet liability. When it is negative, an asset is recorded in the balance sheet.

The following table sets forth the change in benefit obligation and change in plan assets associated with various pension plan and post-retirement benefits sponsored by AXA. The amounts are recognized in the accompanying balance sheets as at December 31, 2002 and 2001.

(in euro millions)

	Pension	benefits	Other	benefits
	2002	2001	2002	2001

Change in benefit obligation:
Benefit obligation, beginning of year	9,010	8,049	578	588
Service cost	180	212	6	7
Interest cost	495	529	38	40
Actuarial gains or losses	243	571	92	(27)
Amendments	(67)	(89)	(27)	(11)
Benefits paid	(354)	(423)	(5)	(4)
Benefits directly paid by the employer	(95)	(139)	(35)	(37)
Effect of foreign currency fluctuation	(650)	300	(81)	23

Benefit obligation, end of year (A)	8,762	9,010	567	578

Change in plan assets:
Fair value of plan assets, beginning of year	6,876	7,503	7	9
Actual return on plan assets	(813)	(553)	1	-
Employer contributions	467	95	1	1
Employee contributions	9	12	1	1
Net transfer (a)	(77)	(100)	-	-
Benefits paid	(354)	(423)	(4)	(4)
Effect of foreign currency fluctuation	(577)	342	-	-

Fair value of plan assets, end of year (B)	5,531	6,876	7	7

Funded status (B) - (A)	(3,231)	(2,133)	(560)	(571)
Unrecognized (gains) and losses (b)	3,517	2,174	119	60

Net position	285	42	(441)	(511)

Recorded in the balance sheet for plans:
With a positive net position (Asset)	2,029	1,758	–	–
With a negative net position (Liability)	1,743	1,716	441	511

(a)	This amount does not necessarily equal to the amount used in the PBO calculation because pensions plans are not always covered (fully funded) by assets.
(b)	i.e. not yet recorded in financial statements.

NET PERIODIC BENEFIT COST

The net periodic benefit cost, that is, the annual expense for employee benefits recorded in the income statement, for the years ended December 31, 2002, 2001, and 2000 is presented below:

(in euro millions)

	Pension Benefits			Other Benefits
	2002	2001	2000	2002	2001	2000

Service cost	180	212	188	6	7	6
Interest cost	495	529	469	38	40	42
Expected return on plan assets	(524)	(625)	(629)	-	-	-
Amortization of unrecognized amounts (a)	37	6	10	-	(5)	(3)
Settlement / Curtailment and Employee contributions	12	(11)	-	(1)	(1)	(2)

Net periodic benefit cost	201	111	38	43	41	43

(a) i.e. not yet recorded in financial statements.

The balance sheet evolution for a defined benefit plan is function therefore of:

  the accumulated cost recorded in the income statement,
  the accumulated benefits directly paid by the employer, and the accumulated employer contributions to the plan.
(in euro millions)

	Pension	Benefits	Other	Benefits
	2002	2001	2002	2001

Beginning of year net position	42	(161)	(511)	(489)
Net periodic benefit cost	(201)	(111)	(43)	(41)
Benefits directly paid by the employer	95	139	35	37
Employer contributions	467	95	1	1
Effect of foreign currency fluctuation	(119)	80	76	(19)

End of the year net position	285	42	(441)	(511)

The overall amount of liabilities recorded in the balance sheet for pension benefits and other similar obligations are the following.

(in euro millions)

	2002	2001

Negative net position:

Pension benefits & other benefits	2,184	2,227
Other social liabilities (a)	681	726

TOTAL	2,865	2,953

(a) Mainly pre-retirement benefits.

Pension costs for AXA's defined benefit plans are actuarially determined, in general, using the projected unit credit method. Assumed discount rates and rates of increase in remuneration used in calculating the projected benefit obligations together with long term rates of return on plan assets vary according to the economic conditions of the country in which the pension plans are situated.

OTHER EMPLOYEE BENEFITS

AXA provides certain medical and life insurance benefits ("post-retirement benefits'') to qualifying employees, managers and agents who retire after having met certain age and service requirements. The life insurance benefits are related to age and salary at retirement. The expected costs of providing post-retirement benefit are accrued during the period that the employees earn such benefits. AXA funds post-retirement benefits costs as the benefits are utilized, and made post-retirement benefits payments of €40 million, €41 million and €46 million for the years ended December 31, 2002, 2001 and 2000, respectively.

The post-retirement benefits are principally in the US Life & Savings operations whereby the assumed health care cost trend rate used in measuring the accumulated post-retirement benefits obligation in 2002 was 9.0%, gradually declining to 5.0% in 2012 (2001: 10.0% gradually declining to 5.0% in 2011). If the health care cost trend rate assumptions were increased by 1%, the accumulated post-retirement benefits obligation as of December 31, 2002 would be decreased by 0.7%, representing an 0.6% decrease on the sum of the service cost and interest cost. If the health care cost trend rate assumptions were decreased by 1%, the accumulated post-retirement benefits obligation as of December 31, 2002 would be increased by 0.7% representing a 0.9% increase on the sum of the service cost and interest cost. The limited impact of the change in trend rate assumptions reflects the application of AXA Financial's contribution limit.

18 - Non-subordinated Debt Instruments Issued

(in euro millions)

	At December 31,
		2002	2001

Financing Debt
AXA, The Company:
Medium Term Notes, 3.3% to 8.2%, due through 2005	(a)	-	162
Euro Medium Term Notes, 6.0%, due through 2013	(b)	1,370	1,025
Commercial Paper	(c)	-	826
Other		22	71
AXA Germany :
Redeemable Notes, 6.0%		258	258
AXA Financial, Inc.:
Senior Notes, 7.75% due 2010		455	541
Senior debentures, 7.0% due 2028		332	395
Senior Notes, 6.5% due 2008		238	283
Senior Notes, 9.0% due 2004		286	341
Senior Notes, 7.30% due through 2003		74	151
AXA UK Holdings:
Guardian Royal Exchange Loan Notes, 6.625% due 2023		238	255
Wholly-owned and Joint venture Real Estate (AXA Financial, Inc.):
Mortgage Notes, 4.92% due through 2017		334	397
Others
Other financing debt under €100 million each		16	8
Total financing debt		3,622	4,712

Operating Debt
Alliance Capital:
Senior Notes, 5.625% due 2006	(d)	386	452
Commercial Paper program	(e)	21	261
French banks
AXA Banque		357	530
Other Financial Services in France
Fond immobilier Paris office Funds (FIPOF)		63	-
Others
AXA SA operating debts on behalf of its French and German subsidiaries		232	-
Other operating debt under €50 million each		1	2
Total operating debt		1,060	1,245

Accrued interest	(f)	–	183

TOTAL		4,682	6,140

Note: Certain increases/decreases year on year are attributable to the impact of foreign currency exchange rates.

(a)	The repayment was refinanced primarily by a drawdown of €500 million in connection with the Company’s €3 billion EMTN program (see footnote (b) below).
(b)	Under the Company’s €3.0 billion Euro Medium Term Note program (“EMTN”), approximately €500 million was drawndown during 2002. Of the total amount outstanding of €1,571 million under this facility, approximately €147 million has been attributed to other AXA Group entities and, accordingly, is eliminated on consolidation. The drawdown was primarily effected in three separate tranches of U.S. dollars and Euro, as follows:
U.S. dollar tranche:U.S.$100 million due January 14, 2004,at an issue price of 100% and with an interest rate of Libor 3-month plus 10 basis points on a quarterly basis.
Euro tranches:(i) €200 million due February 4, 2004, at an issue price of 99.922% and with quarterly interest payments at an interest rate of Euribor 3-month plus 5 basis points.(ii) €200 million due February 8, 2005, at an issue price of 100% and with quarterly interest payments at an interest rate of Euribor 3-month plus 16 basis points.
(c)	The repayment was partly refinanced by (i) the drawdown of approximately €500 million under the Company’s €3.0 billion EMTN program (see footnote (b) above), and (ii) from dividends received from the Company’s subsidiaries.
(d)	In August 2001, Alliance issued U.S.$400.0 million 5.625% notes due 2006 in a public offering and are redeemable at any time. The registration statement filed with the U.S. Securities and Exchange Commission allows for the issuance of up to U.S.$600 million in senior debt securities. The proceeds were used to reduce commercial paper and credit facility borrowings and for other general partnership purposes. The decrease in the amount outstanding from €452 million to €386 million is entirely due to the strengthening of the Euro against the U.S. dollar during 2002.
(e)	Since 1998, Alliance has had a U.S.$425 million commercial paper program.At December 314, 2002, Alliance had commercial paper outstanding of U.S.$22 million at an effective interest rate of 1.3%. See note 19 "Amounts owed to credit institutions" for further details and the details of credit facilities that provide back-up liquidity to this program.
(f)	Since January 1, 2002, accrued interest has been reclassified from “Non-subordinated debt instruments issued” to “Accrued expenses”.

AXA Financial, through Equitable Life, has a commercial paper program with an issue limit of U.S.$500 million. This program is available for general corporate purposes used to support Equitable Life's liquidity needs and is supported by Equitable Life's existing U.S.$350 million bank credit facility. There were no amounts outstanding under this program at December 31, 2002.

Of AXA's total non-subordinated debt instrument obligations outstanding at December 31, 2002 of €4,682 million (2001: €5,957 million before accrued interest), the amount related to short-term debt was €701 million, of which € 13 million related to AXA, the Company (2001: €1,802 million and € 826 million, respectively). At December 31, 2002, aggregate maturities of non-subordinated debt instruments issued by AXA and its subsidiaries based on required principal payments at maturity for 2003 and the succeeding four years and thereafter amounted to €701 million, €655 million, €355 million, €404 million and €237 million, respectively with the balance of €2,330 million due in 2008 and thereafter.

19 - Amounts Owed to Credit Institutions

(in euro millions)

	At December 31,
	2002	2001

Financing Debt
AXA, the Company:	254	145
Other: Financing debt under €50 million each	50	100

Total Financing Debt	304	246

Operating Debt
Other financial services in France:
Compagnie Financière de Paris	93	422
AXA Banque	408	758
AXA France Finance	-	50
Other financial services in Germany:
Colonia Bausparkasse	350	351
AXA Vorsorgebank	213	5
Other financial services in Belgium:
AXA Bank Belgium	2,570	3,149
Others:
Bank overdrafts	1,077	1,628

Total Operating Debt	4,713	6,363

TOTAL	5,017	6,608

Note: Certain increases/decreases year on year are attributable to the impact of foreign currency exchange rates.

AXA (the Company) had standby committed credit facilities at December 31, 2002 of €4.8 billion, of which €254 million was outstanding (2001: €4.6 billion of which €145 million was outstanding). These committed credit facilities consist of several different credit lines with interest rates based on the Euro Inter-Bank Offered Rate ("EURIBOR''). At December 31, 2002, the three-month Euribor rate was 2.865%.

AXA Financial, through Equitable Life, has a U.S.$350 million bank five-year credit facility. The interest rates are based on external indices dependent on the type of borrowing ranging from 1.60% to 4.25%. There were no amounts outstanding under this credit facility at December 31, 2002. During 2002, AXA Financial cancelled its previously existing U.S.$250 million 364-day credit facility.

In September 2002, Alliance Capital entered into a U.S.$800 million five-year revolving credit facility with a group of commercial banks and other lenders that replaced three existing credit facilities aggregating U.S.$875 million. Of the U.S.$800 million, U.S.$425 million is intended to provide back-up liquidity for its U.S.$425 million commercial paper program (see note 18 "Non-subordinated Debt Instruments Issued" above), with the balance available for general corporate purposes, including capital expenditures and funding of the payments of sales commissions to financial intermediaries. Under the credit facility, the interest rate, at the option of the borrower, is a floating rate generally based upon a defined prime rate, a rate related to the London Interbank Offered Rate ("LIBOR") or the Federal Funds Rate. A facility fee is payable on the total facility. In addition, a utilization rate fee is payable in the event the average aggregate daily outstanding balance exceeds U.S.$400 million for each calendar quarter. The revolving credit facility contains covenants that, among other things, require Alliance Capital to meet certain financial ratios. Alliance Capital was in compliance with the covenants at December 31, 2002. At December 31, 2002, Alliance Capital had commercial paper outstanding of U.S.$22 million (approximately €21 million at year end exchange rates) at an effective interest rate of 1.3%; there were no borrowings outstanding under Alliance Capital's revolving credit facility.

Of the total amounts owed to credit institutions on a consolidated basis, nearly all of the arrangements are payable on demand, except those of the Company.

20 - Net Investment Result

The sources of net investment results are summarized as follows:
(in euro millions)

	Years ended December 31,
	Insurance			Financial services (a)			Holding companies			Intersegment eliminations			Total
	2002	2001	2000	2002	2001	2000	2002	2001	2000	2002	2001	2000	2002	2001	2000

Net investment income on:
Fixed maturities	8,462	8,554	8,050	–	–	–	7	27	27	(17)	(10)	(13)	8,453	8,570	8,064
Equity investments	1,915	1,997	2,257	7	23	9	35	55	253	–	–	–	1,958	2,075	2,519
Mortgage, policy
and other loans	1,528	1,790	1,575	–	–	–	7	14	8	(178)	(82)	(86)	1,357	1,722	1,496
Real Estate	824	828	687	2	(1)	(3)	(1)	(2)	(1)	–	(2)	(1)	825	823	682
Other invested assets	822	1,178	1,497	16	23	19	386	423	442	(215)	(205)	(237)	1,009	1,419	1,722
Interest expenses	(274)	(328)	(464)	(58)	(55)	(60)	(862)	(1,090)	(905)	361	286	318	(832)	(1,186)	(1,111)
Other investment expenses	(564)	(684)	(857)	(12)	(14)	(3)	(30)	(39)	(95)	96	83	102	(510)	(654)	(852)

Net investment income	12,714	13,335	12,744	(44)	(24)	(38)	(457)	(612)	(270)	47	70	82	12,260	12,769	12,519

Investment gains/(losses), net of valuation allowances on: (b)

Fixed maturities	726	73	(585)	46	62	7	(10)	–	2	–	–	–	762	135	(577)
Equity investments	(5,457)	(3,186)	3,678	361	2	234	446	429	3,209	–	–	–	(4,650)	(2,755)	7,121
Mortgage, policy
and other loans	(108)	(129)	17	–	–	(41)	(12)	(25)	1	–	–	–	(120)	(154)	(23)
Real Estate	557	344	459	10	–	35	1	9	(5)	–	–	–	567	353	488
Other	87	7	151	(41)	33	(9)	(1)	(19)	(146)	–	–	–	45	20	(5)

Net Investment gains/(losses)	(4,196)	(2,891)	3,720	376	97	225	424	394	3,060	–	–	–	(3,396)	(2,400)	7,004

Change in fair value of separate account (unit-linked) assets (net)	(17,576)	(11,613)	(4,713)	–	–	–	–	–	–	–	–	–	(17,576)	(11,613)	(4,713)

Net investment result (b)	(9,058)	(1,170)	11,752	331	73	186	(33)	(218)	2,790	47	70	82	(8,713)	(1,244)	14,811

(a)	Amounts do not include investment income and investment expenses from the banking operations, which are included in “Revenues from banking activities” and in “Bank operating expenses” in the consolidated statements of income. Also, depreciation expense related to real estate held by AXA’s real estate companies is excluded in the above presentation, as also included in “Bank operating expenses”.
(b)	Includes realized investment gains and losses and unrealized investment gains and losses on assets accounted for as trading, including losses on assets supporting the UK “with-profit” business, of €3,444 million in 2002 and €3,042 million in 2001.

(in euro millions)

	Years ended December 31,
	Life & Savings			Property & Casualty			International Insurance			Total Insurance
	2002	2001	2000	2002	2001	2000	2002	2001	2000	2002	2001	2000

Net Investment Income
Fixed maturities	7,336	7,342	6,804	849	909	945	278	303	301	8,462	8,554	8,050
Equity investments	1,545	1,565	1,777	348	403	448	23	29	32	1,915	1,997	2,257
Mortgage, policy and other loans	1,385	1,705	1,497	113	80	73	30	6	5	1,528	1,790	1,575
Real Estate	667	660	619	139	145	73	18	23	(5)	824	828	687
Other invested assets	678	951	1,153	75	160	256	69	67	89	822	1,178	1,497
Interest expenses	(183)	(258)	(275)	(53)	(44)	(151)	(38)	(25)	(38)	(274)	(328)	(464)
Other investment expenses	(431)	(558)	(735)	(94)	(108)	(96)	(38)	(18)	(26)	(564)	(684)	(857)

Net Investment Income	10,997	11,407	10,839	1,375	1,543	1,548	342	385	358	12,714	13,335	12,744

Net Investment gains/(losses), net of valuation allowances on: (b)
Fixed maturities	532	(127)	(595)	88	106	29	106	95	(19)	726	73	(585)
Equity investments	(5,047)	(3,401)	2,790	(298)	252	651	(113)	(37)	237	(5,457)	(3,186)	3,678
Mortgage, policy and other loans	(106)	(125)	17	(1)	(4)	–	–	–	–	(108)	(129)	17
Real Estate	474	333	335	75	19	113	8	(8)	11	557	344	459
Other	43	(4)	147	(9)	–	(25)	53	11	29	87	7	151
Net Investment gains/(losses)	(4,105)	(3,324)	2,694	(145)	373	768	54	60	258	(4,196)	(2,891)	3,720

Change in fair value of separate account (unit-linked) assets (net)	(17,576)	(11,613)	(4,713)	–	–	–	–	–	–	(17,576)	(11,613)	(4,713)

Net investment result (a)	(10,684)	(3,531)	8,821	1,230	1,916	2,316	396	445	616	(9,058)	(1,170)	11,752

(a)	Amounts do not include investment income and investment expenses from the banking operations, which are included in “Revenues from banking activities” and in “Bank operating expenses” in the consolidated statements of income. Also, depreciation expense related to real estate held by AXA’s real estate companies is excluded in the above presentation, as also included in “Bank operating expenses”
(b)	Includes realized investment gains and losses and unrealized investment gains and losses on assets accounted for as trading, including assets supporting the UK with-profit business of €(3,444) million.

As in 2001, the global stock markets experienced significant deterioration in 2002, which had two significant impacts on the net investment result as indicated below.

  Assets supporting the separate account (unit-linked) contracts stated at market value had a negative impact of €17.6 billion on the net investment result of the life insurance operations (2001: negative impact of €11.6 billion and 2000: negative impact of €4.7 billion).
  Net investment losses, including realized losses and valuation allowances, totaled €3.4 billion in 2002 as compared to a net investment loss of €2.4 billion in 2001 and a net investment gain of €7.0 billion in 2000 (including realized gain on the sale of DLJ). 2002 included (i) the change in market value on "with-profit" assets in the United Kingdom (accounted for at market value in the balance sheet, excluding the positive impact of investment revenues) for a loss of €3.4 billion (2001: loss of €3.0 billion); (ii) valuation allowances for impairment of quoted equity securities of €912 million on a consolidated basis (2001: €995 million), (iii) valuation allowances of €341 million for the depreciation of the bond portfolio in the United States life & savings operations (2001: €312 million), (iv) a profit of €148 million in Alliance Capital due to the partial release of €277 million of the provision recorded in 2000 to fully offset the dilution gain recorded when acquiring Sanford C. Bernstein, Inc of US$928 million before tax and minority interests, which included redemption rights offered by AXA Financial to the former shareholders of Sanford C. Bernstein (see note 4 "Business Combinations" for further details of this transaction) and (v) the realized capital gain on the sale of the AXA Australia Health operations of €87 million, net group share.

In January 2001, AXA and certain of its subsidiaries sold the remaining shares of Credit Suisse Group received in connection with the sale of DLJ for a realized gain of € 110 million (net group share).

On November 3, 2000, AXA sold its interest in DLJ to the Credit Suisse Group. Total proceeds were $7.3 billion (€8.4 billion) and included $2.4 billion in cash and 25.7 million shares of Credit Suisse Group. On November 6, 2000 Credit Suisse Group repurchased 6.4 million of its shares for $1.2 billion, leaving 19.3 million shares of Credit Suisse Group held by AXA and its affiliates. The realized gain (before minority interests and tax and net of realized and unrealized losses on the shares of Credit Suisse Group received) amounted to € 5.4 billion, or €2.0 billion (net group share). The realized gain was allocated to the Life & Savings Segment (€2.5 billion before tax and minority interests, or € 936 million net group share) and the holding companies (€2.9 billion before tax and minority interests, or €1,068 million net group share).

In addition, the net investment result for the Life & Savings Segment in 2000 included a realized loss and investment valuation allowance related to the high-yield bond portfolio in the U.S. operations. As a result of broad weaknesses in the credit market from a slowing economy during third and fourth quarter 2000, a loss of €604 million was recorded (€236 million net group share and net of the impact on deferred acquisition costs).

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

21 - Reinsurance

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

The components of reinsurance ceded, net, as presented in the consolidated statements of income, are summarized as follows:

(in euro millions)

	Years ended December 31,
	Life & Savings			Property & Casualty			International Insurance			Intersegment eliminations			Total Insurance
	2002	2001	2000	2002	2001	2000	2002	2001	2000	2002	2001	2000	2002	2001	2000

Premiums ceded and retroceded	(809)	(777)	(725)	(1,172)	(1,221)	(1,186)	(1,865)	(1,660)	(1,052)	169	93	61	(3,678)	(3,565)	(2,902)
Change in unearned premium reserve ceded	139	99	54	(39)	(46)	(39)	(60)	165	8	10	(7)	11	49	210	34
Insurance benefits and claims ceded	885	762	713	840	1,003	1,101	716	2,338	1,709	(110)	(47)	(52)	2,331	4,056	3,471
Commissions received from reinsurers	73	56	76	142	152	217	572	258	110	(12)	(4)	(4)	774	462	398

REINSURANCE CEDED, NET	288	139	118	(229)	(112)	92	(638)	1,101	775	57	35	15	(523)	1,163	1,001

The strong degradation of the reinsurance ceded in 2002 is explained by the exceptional cost of the terrorist attacks on September 11, 2001, for which the gross charge in 2001 was partly reinsured.

The following table provides an analysis of premiums written and earned for AXA's three insurance segments for the periods indicated.

(in euro millions, except for percentages)

	Years ended December 31,
	2002	2001	2000

Life & Savings
Direct premiums	46,351	46,400	44,045
Reinsurance assumed	1,696	1,513	1,516
Reinsurance ceded	(787)	(763)	(714)

Net Life & Savings Premiums	47,260	47,150	44,847
Reinsurance assumed as a percentage of net premiums written	3.6%	3.2%	3.4%

Property & Casualty
Direct premiums written	15,569	15,220	15,175
Reinsurance assumed	367	674	404
Reinsurance ceded	(1,111)	(1,178)	(1,146)

Net Property & Casualty Premiums Written	14,825	14,716	14,433
Reinsurance assumed as a percentage of net premiums written	2.5%	4.6%	2.8%
Premiums earned	15,628	15,780	15,368
Reinsurance ceded (earned)	(1,138)	(1,215)	(1,184)

Net Property & Casualty Premiums Earned	14,491	14,564	14,185

International Insurance
Direct premiums written	1,276	1,525	1,105
Reinsurance assumed	4,464	4,139	2,544
Reinsurance ceded	(1,641)	(1,624)	(1,043)

Net International Insurance Premiums Written	4,099	4,040	2,606
Reinsurance assumed as a percentage of net premiums written (a)	108.9%	102.5%	97.6%
Premiums earned	5,681	5,425	3,453
Reinsurance ceded (earned)	(1,707)	(1,473)	(1,011)

Net International Insurance Premiums Earned	3,974	3,952	2,441

(a)	The “Reinsurance assumed as a percentage of net premiums written” for the International Insurance segment is primarily effected by AXA’s reinsurance operations within this segment, which in 2002, represented over 90% of gross premiums written within the segment. In addition, the percentage for 2002 and 2001 was affected by the increase in reinsurance ceded.

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

The classification of operating charges corresponds to the principal function to which the charge relates. Financial services-related charges incurred by the insurance companies were included under "Administrative expenses". In 2002, the presentation of information has changed such that each type of operating charge is presented gross of intersegment eliminations - prior period presentation has not changed.

(in euro millions)

				Years ended December 31, 2002
	Life	Property	International	Total	Asset	Other	Holding	Intersegment
	& Savings	& Casualty	Insurance	Insurance	Management	financial	companies	eliminations	TOTAL
	services

Insurance acquisition
expenses (a)	(2,806)	(2,754)	(351)	(5,912)	–	–	–	20	(5,891)

Acquisition costs (b)	(3,775)	(2,806)	(351)	(6,932)	–	–	–	20	(6,911)
Insurance claims
expenses (c)	(382)	(932)	(1,041)	(2,355)	–	–	–	5	(2,349)
Investment management
expenses (d)	(248)	(33)	(11)	(292)	–	–	–	126	(166)
Administrative expenses	(2,868)	(1,658)	(367)	(4,892)	(2,952)	(335)	(177)	259	(8,098)

TOTAL BEFORE
INTERSEGMENT
ELIMINATIONS	(7,273)	(5,429)	(1,769)	(14,471)	(2,952)	(335)	(177)	411	(17,525)

Including:
Salaries and benefits	(2,241)	(1,748)	(288)	(4,277)	(1,237)	(150)	(61)	–	(5,724)
Depreciation	(240)	(64)	(26)	(330)	(73)	(15)	(11)	–	(429)
Commissions	(2,559)	(2,690)	(1,088)	(6,337)	–	–	–	32	(6,305)
Other charges	(2,234)	(928)	(367)	(3,528)	(1,642)	(171)	(105)	379	(5,066)

(a)	Represents total acquisition expenses as presented in the statement of income including amortization expense for value of purchased life business in-force (VBI) and the change in deferred acquisition costs (DAC), which is net of changes in unearned premium reserves.
(b)	Before amortization of value of purchased business in-force, the change in deferred acquisition costs and the change in unearned premium reserves.
(c)	Such costs are included within “insurance benefits and claims” in the consolidated statement of income.
(d)	Such costs are included within “net investment results” in the consolidated statement of income.

(in euro millions)

	Years ended December 31, 2001
	Life	Property	International	Total	Asset	Other	Holding	Intersegment
	& Savings	& Casualty	Insurance	Insurance	Management	financial	companies	eliminations	TOTAL
	services

Insurance acquisition
expenses (a)	(3,193)	(2,868)	(340)	(6,401)	–	–-	–	6	(6,394)

Acquisition costs (b)	(4,058)	(2,865)	(340)	(7,263)	–	–	–	6	(7,257)
Insurance claims
expenses (c)	(398)	(1,005)	(906)	(2,309)	–	–	–	–	(2,309)
Investment management
expenses (d)	(183)	(28)	(10)	(221)	–	–	–	131	(91)
Administrative expenses	(3,326)	(1,803)	(299)	(5,428)	(3,130)	(315)	(222)	320	(8,775)

TOTAL BEFORE
INTERSEGMENT
ELIMINATIONS	(7,966)	(5,701)	(1,554)	(15,221)	(3,130)	(315)	(222)	457	(18,431)

Acquisition costs (b)	252	17	2	271	176	(5)	15	(457)

TOTAL	(7,713)	(5,684)	(1,552)	(14,949)	(2,954)	(321)	(207)	–	(18,431)

Including:
Salaries and benefits	(2,366)	(1,624)	(266)	(4,256)	(1,243)	(154)	(47)	–	(5,700)
Depreciation	(234)	(115)	(21)	(371)	(68)	(16)	(16)	–	(471)
Commissions	(2,550)	(2,797)	(990)	(6,336)	–	–	–	–	(6,336)
Other charges	(2,564)	(1,148)	(275)	(3,987)	(1,642)	(150)	(144)	–	(5,923)

(a)	Represents total acquisition expenses as presented in the statement of income including amortization expense for value of purchased life business in-force (VBI) and the change in deferred acquisition costs (DAC), which is net of changes in unearned premium reserves.
(b)	Before amortization of value of purchased business in-force, the change in deferred acquisition costs and the change in unearned premium reserves.
(c)	Such costs are included within “insurance benefits and claims” in the consolidated statement of income.
(d)	Such costs are included within “net investment results” in the consolidated statement of income.

(in euro millions)

	Years ended December 31, 2000
	Life	Property	International	Total	Asset	Other	Holding	Intersegment
	& Savings	& Casualty	Insurance	Insurance	Management	financial	companies	eliminations	TOTAL
	services

Insurance acquisition
expenses (a)	(2,901)	(2,710)	(364)	(5,974)	–	–	–	16	(5,958)

Acquisition costs (b)	(3,817)	(2,762)	(419)	(6,998)	–	–	–	16	(6,983)
Insurance claims
expenses (c)	(368)	(885)	(544)	(1,797)	–	-–	–	–	(1,797)
Investment management
expenses (d)	(178)	(41)	(5)	(224)	–	(7)	–	111	(120)
Administrative expenses	(2,668)	(1,917)	(259)	(4,843)	(2,454)	(4,739)	(123)	288	(11,871)

TOTAL BEFORE
INTERSEGMENT
ELIMINATIONS	(7,030)	(5,606)	(1,227)	(13,862)	(2,454)	(4,745)	(123)	415	(20,770)

Acquisition costs (b)	246	10	15	272	137	7		(415)

TOTAL	(6,784)	(5,596)	(1,211)	(13,591)	(2,317)	(4,739)	(123)	–	(20,770)

Including:
Salaries and benefits	(2,230)	(1,725)	(226)	(4,180)	(870)	(3,046)	(40)	–	(8,135)
Depreciation	(167)	(100)	(15)	(282)	(53)	(134)	(8)	–	(477)
Commissions	(2,410)	(2,824)	(746)	(5,980)	–	–	–	–	(5,980)
Other charges	(1,977)	(947)	(225)	(3,149)	(1,394)	(1,559)	(75)	–	(6,177)

(a)	Represents total acquisition expenses as presented in the statement of income including amortization expense for value of purchased life business in-force (VBI) and the change in deferred acquisition costs (DAC), which is net of changes in unearned premium reserves.
(b)	Before amortization of value of purchased business in-force, the change in deferred acquisition costs and the change in unearned premium reserves.
(c)	Such costs are included within “insurance benefits and claims” in the consolidated statement of income.
(d)	Such costs are included within “net investment results” in the consolidated statement of income.

23 - Income Taxes

A summary of the income tax (expense) benefit in the consolidated income statements is shown below:

(in euro millions)

	Years ended December 31,
	2002	2001	2000

French income tax (expense) benefit:
Current	(19)	(203)	(331)
Deferred	(133)	185	169

Total French income tax (expense) benefit	(152)	(18)	(162)

Foreign income tax (expense) benefit:
Current	79	68	(2,773)
Deferred	(353)	(94)	162

Total foreign income tax (expense) benefit	(274)	(27)	(2,611)

GRAND TOTAL	(426)	(45)	(2,773)

The provisions for income taxes are different from the amounts determined by multiplying income before income tax expense by the French statutory income tax rate (35.43% in 2002, 36.43% in 2001 and 38% in 2000). The sources of differences from the statutory rate and the tax effect of each are as follows:

(in euro millions)

	Years ended December 31,
	2002	2001	2000

Income tax (expense)/benefit:
Income tax expense at French statutory base rate	(609)	(340)	(3,331)
Impact of different foreign statutory rates	5	(35)	163
Permanent differences relating to:
- Investments	495	321	208
- Operating expenses and other	(271)	(379)	(326)
Utilization of losses carried forward	(38)	80	50
Impact of difference between the statutory tax rate
and the effective tax rate	(7)	309	463

INCOME TAX EXPENSE	(426)	(45)	(2,773)

In 2002, a €152 million tax credit has been recorded in the United States life operations following settlement with the Internal Revenue Service that led to a more favorable treatment of certain tax matters related to separate account (unit-linked) investments.

In 2001, deferred tax expense was affected by the German tax reform effective from January 1, 2002 whereby realized gains on the sale of equity securities were no longer subject to tax. Consequently, this reduced the deferred tax liability by €221 million recorded through income. In addition, a deferred tax asset of €130 million had been recorded on non-tax exempt provisions for run-off financial services and €63 million had been utilized on fiscal losses of Sicher Direct, the direct property & casualty insurance operations of AXA in Germany.

Deferred income tax expense and benefit results from changes in temporary differences in the basis of assets and liabilities for financial reporting and income tax purposes. The sources of these differences are presented below.

(in euro millions)

	Years ended December 31,
	2002	2001	2000

Invested assets	(38)	97	513
Insurance policy acquisition costs,
policy reserves and reinsurance	(260)	(376)	(499)
Compensation and related benefits	(270)	(20)	78
Other	82	390	238

TOTAL	(486)	91	331

The components of the net deferred tax asset and net deferred tax liability are as follows:

(in euro millions)

	At December 31, 2002		At December 31, 2001
	Net Deferred	Net Deferred	Net Deferred	Net Deferred
	Tax Asset	Tax Liability	Tax Asset	Tax Liability

Investments	1,454	(2,278)	1,834	(2,215)
Insurance operations	1,160	(1,808)	1,064	(1,680)
Compensation and related benefits	1,023	(463)	1,388	(412)
Other	1,126	(42)	877	(113)

TOTAL	4,763	(4,592)	5,164	(4,420)
Net deferred tax asset (liability)	171	–	743	–

On a constant exchange rate basis, the decrease of €610 million in the net deferred tax balance from €743 million to €171 million at December 31, 2001 and 2002, respectively, was principally due to the following factors:

  An increase of €40 million in the deferred tax asset valuation allowance in Japan,
  A write-off of the deferred tax asset of €115 million previously recorded on the unrealized gains on the mutual funds of the French property & casualty operations,
  A write-off of the deferred tax asset previously recorded on expenses associated with stock-options paid to AXA Financial employees at the time of the minority interest buy-out. The corresponding tax credit of €78 million has been repaid in 2002,
  A strong decrease in the net deferred tax balance in the United States life & savings operations due to (i) a decrease in the deferred tax asset due to temporary differences resulting from pension fund contributions (€105 million) and the repayment of a tax credit (€20 million)) and (ii) an increase of €287 million in deferred tax liabilities due to differences between the accounting and tax base on the deferred acquisition costs amortization pattern), and
  The recognition by the Company of a deferred tax asset of €170 million related to unrealized foreign exchange gains of a debt instrument hedging an investment.

At December 31, 2002, AXA's consolidated deferred tax asset, net of valuation allowances, including recognized tax benefits attributable to net operating loss carry forwards, was €737 million (2001: €618 million). The principal countries with net operating loss carryforwards at December 31, 2002 included Japan of €327 million, the United Kingdom of €309 million, Australia / New Zealand of €39 million and Morocco of €37 million (2001: €362 million, €99 million, nil and €18 million, respectively). These net operating loss carryforwards are included in income tax returns that are subject to examination by various tax authorities.

In addition, unrecognized net operating loss carryforwards for tax purposes totaled €585 million and primarily consisted of net carryforward losses in the life & savings operations in Japan of €327 million and the property & casualty insurance operations in the United Kingdom of €244 million.

24 - Net Income per Ordinary Share

The Company computes a basic net income per ordinary share and a diluted net income per ordinary share:

  The calculation of the basic net income per ordinary share assumes no dilution and is based on the weighted average number of ordinary shares outstanding for the period.
  From 2002, the calculation of diluted net income per ordinary share takes into account only the dilutive shares issued within stock option plans and convertible bonds. The effect of stock option plans on the number of fully diluted shares is taken into account only if options are considered to be exercisable on the basis of the average price of the AXA share over the period. The effect of convertible bonds (number of shares and income) is integrated in the calculation if it actually generates a dilution of the net income per share.

Due to a 41% fall in AXA's average stock price from €30.3 per share in 2001 to €17.8 in 2002, 37 million potential shares relating to stock option plans have not been included in the calculation of the weighted average number of shares on a fully diluted basis, as they are considered to be anti-dilutive (2001: 14 million on a pro forma basis). In addition, 64 million potential shares relating to convertible bonds have also been considered to be anti-dilutive for the purposes of calculating diluted earnings per share and consequently, are excluded from the calculation (2001: 64 million on a pro forma basis).

(in euro millions except ordinary shares in millions)

	Years ended December 31,
	2002		2001 Pro-forma (b)		2001 As published		2000 (a)

	Ordinary	Net	Ordinary	Net	Ordinary	Net	Ordinary	Net
	shares	income	shares	income	shares	income	shares	income

Net Income	1,736.13	949	1,715.71	520	1,715.71	520	1,518.15	3,904
Net Income Per Ordinary
Share (basic)	–	0.55		0.30		0.30	–	2.57

Effect of dilutive securities
Dilutive securities issued
by subsidiaries	-	-		-	-	-	-	(5)
Stock options	2.99	-	7.63	-	7.63	-	12.96	-
Mandatorily convertible bonds
(4.5%)	-	-	-	-	-	-	28.72	9
Convertible bonds
(2.5% 1999-2014)	-	-	-	-	37.17	24	37.16	24
Convertible bonds
(3.75% 2000-2017)	-	-	-	-	26.82	26	26.82	23

Net Income attributable
to ordinary shares and
potentially dilutive securities	1,739.12	949	1,723.34	520	1,787.33	571	1,623.81	3,954
Net Income Per Ordinary
Share (diluted)	–	0.55		0.30	–	0.32	–	2.44

(a)	2000 has been restated, the number of shares as previously reported have been multiplied by four and the share price as previously reported has been divided by four to take account of the 4-for-1 stock split approved by the shareholders at AXA’s annual general meeting of the shareholders held on May 9, 2001.
(b)	Since 2002, anti-dilutive impacts relative to convertible bonds are excluded from the French GAAP earnings per share calculation. 2001 data has been restated to be on a comparable basis.

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

The basis for determining fair value for invested assets is set out in note 6 "Investments".

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

(in euro millions)

	At December 31,
	2002		2001
	Net Carrying value	Fair value	Net Carrying value	Fair value

Financial Assets:
Fixed maturities	155,115	163,972	151,812	156,069
Equity investments, including holdings
in mutual funds (a)	57,724	52,495	65,098	66,586
Mortgage, policy and other loans	18,434	19,183	23,127	23,434
Financial Liabilities:
Investment contracts	225,339	227,031	255,412	258,074
Short-term and long-term debt and
borrowings (including bank overdrafts)	9,699	9,847	12,748	12,842
Subordinated debt and mandatorily
convertible bonds	8,300	8,359	8,868	8,831

(a) Excludes investments in participating interests.

USE OF DERIVATIVE INSTRUMENTS

AXA uses derivatives instruments primarily for non-trading purposes and from time to time will also trade in derivative instruments as discussed further below.

While notional amount is the most commonly used measure of volume in the derivatives market, it is not used as a measure of risk because the notional amount greatly exceeds the possible credit and market loss that could arise from such transactions. AXA is exposed to the credit risk of the counterparty to the derivative instrument, however, AXA has no credit risk related to notional principal amounts. The notional amounts do not represent the amounts actually exchanged by the parties and thus are not a measure of AXA's exposure to the derivative instruments. AXA's exposure is represented by the market value of the derivative contract at a point-in-time.

At December 31, 2002, the notional amounts of all derivative instruments, for trading and non-trading purposes, totaled €177.4 billion (2001: € 101.8 billion). The estimated net fair value of these derivative instruments at December 31, 2002 totaled €1,044 million (2001: €157 million). The use of credit derivatives across the Group is limited to the management of a small portfolio of credit default swaps written in prior years by AXA Corporate Solutions. However, at December 31, 2002, the overall impact on AXA's consolidated financial condition and operating result was not material.

DERIVATIVES ACCOUNTED FOR AS TRADING OR SPECULATIVE INSTRUMENTS

AXA uses these derivative instruments to manage its asset and liability exposures principally as it relates to interest rate, foreign currency and equity price risk exposures in certain of its operations.

At December 31, 2002, the notional amount, net fair value and net carrying value of such derivative instruments was €23,938 million, €83 million and €27 million, respectively (2001: €1,762 million, €38 million and €42 million, respectively). The impact on net income was a charge of €208 million, net group share in 2002 (2001: a charge of €56 million, net group share).

The principal AXA entities that use such instruments are (i) AXA Bank Belgium, which uses non-foreign exchange rated forward rate contracts, as well as interest rate and foreign currency swaps in order to generate short-term trading profits in the ordinary course of banking activities, and (ii) AXA Japan, which purchases and writes covered call options and swaptions on the market that are denominated in either local or foreign currency to manage the interest rate, foreign currency and equity price risk exposures associated with its investment and liability portfolios: these derivatives are used to hedge principally interest rate risk, but do not meet certain requirements for hedge accounting.

DERIVATIVES ACCOUNTED FOR AS NON-TRADING OR HEDGING INSTRUMENTS

AXA primarily uses derivative instruments for non-trading purposes to manage risk, principally interest rate and foreign currency exposures. The risk management and associated hedging strategies are determined and managed by AXA's local operations in light of both local GAAP and French GAAP requirements. Such hedging strategies include (i) managing interest rate exposures on fixed maturity investments, long term debt and guaranteed interest crediting rates on insurance contracts, (ii) managing foreign currency exposures on foreign currency denominated investments and liabilities, and (iii) managing liquidity positions (including the ability to pay benefits and claims when due) in connection with asset-liability management and local regulatory requirements for AXA's insurance and banking operations.

At December 31, 2002, the notional amount, net fair value and net carrying value of derivative instruments used by AXA's operations for non-trading purposes totaled €153,445 million, €962 million and €517 million, respectively (2001:

€102,006 million, €118 million and €2,262 million, respectively). The impact on AXA's consolidated net income was a gain of €119 million, net group share in 2002 (2001: a charge of €167 million, net group share).

At December 31, 2002, approximately 50% of the derivative instruments used for non-trading purposes consisted of swap contracts, principally interest rate swaps. The other types of derivative instruments used in AXA's hedging strategies consisted of interest rate caps and floors and non-foreign currency related forward / future contracts as discussed below.

  Swap contracts are agreements between two parties to exchange one set of cash flows for another. Payments are based on a notional amount. In connection with the use of such derivatives instruments, under French GAAP the balance sheet may include a net receivable or net payable at period end for cash flow exchanges that have been accrued for but not yet settled as at period end. AXA uses primarily (i) interest rate swap contracts to manage cash flows on interest received on investments or interest payments on debt, and to a lesser extent (ii) currency swap contracts to manage foreign currency denominated cash flows or investments. On a consolidated basis, the notional amount, net fair value and net carrying value of such instruments as at December 31, 2002 was €78,195 million, €1,453 million and €767 million (2001: €49,959 million, €121 million and €1,906 million). The net impact on income for 2002 was a gain of €678 million, net group share (2001: a charge of €86 million, net group share). At December 31, 2002, interest rate swap contracts accounted for more than 80% of these instruments used by AXA, in particular (i) AXA, the Company, to hedge its interest rate exposure on debt issued or amounts borrowed, and (ii) AXA Bank Belgium mainly to hedge interest rate exposures in connection with its ordinary course of business to achieve an appropriate interest rate spread between the interest earning assets and the interest bearing liabilities. Currency swaps constitute another part of AXA's hedging strategies to manage foreign currency cash flow exposures, and are primarily used by AXA, the Company.
  Forward and future contracts are contracts that obligate settlement at a specified price at a specified future date and can be either exchange or non-exchange traded. On a consolidated basis, the notional amount, net fair value and net carrying value of such instruments as at December 31, 2002 was €49,301 million, €(79) million and €15 million (2001: €29,314 million, €106 million and €351 million). The net impact on income for 2002 was a charge of €210 million, net group share (2001: a charge of €23 million, net group share). Non-foreign currency related forward and future contracts accounted for more than 85% of these instruments and were predominantly used by AXA's French insurance operations and AXA Bank Belgium mainly to hedge future operating margins.
  Interest rate caps and floors are option-like agreements where the seller agrees to pay to the counterparty an amount equal to the differential, based on a notional amount, between the interest rate of the specified index and the interest rate cap or floor. The notional amount, net fair value and net carrying value of such instruments as at December 31, 2002 was €25,259 million, € (230) million and € (55) million liability (2001: €21,880 million, €(112) million and €(21) million liability). The net impact on income for 2002 was a charge of €241 million, net group share (2001: a charge of €59 million, net group share). These types of derivatives are used predominantly by AXA's U.S. and French Life & Savings operations to hedge interest crediting rates on products with guaranteed rates of return and other interest-sensitive products. Income and expense resulting from these hedges are generally reflected as an adjustment to interest credited to policyholders' account balances or in investment income. Any net premium paid on such contracts is amortized on a straight-line basis over the life of the contracts.

26 - Off Balance Sheet Commitments

In the normal course of business, AXA principally through its financial services operations enters into letters of credit for the purpose of facilitating certain financing transactions and for securing various margin requirements. Additionally, financial guarantees are provided to customers and other financial institutions. Such commitments are noted in the following table:

(in euro millions)

	Years ended December 31,
					Given

				2002

			Due in	Due after			2001
	Received		one year	one year	Due after	TOTAL	TOTAL
	2002	2001	or less	through	five years
				five years

Commitments to finance:
Financial institutions	6,991	4,967	5	81	22	108	39
Customers	-	-	1,291	37	60	1,388	1,052
Guarantees:
Financial institutions	220	168	93	386	176	656	514
Customers	2,351	2,681	126	102	4,365	4,593	5,046
Other:
Pledged assets	610	972	8	34	267	310	231
Collateralized commitments	7,099	5,832	2,426	-	2,043	4,469	4,791
Letters of credit	63	126	129	173	1,089	1,391	1,442
Commitments related to construction	40	24	111	29	5	144	200
Other engagements	965	496	377	424	2,267	3,068	2,262

TOTAL	18,338	15,267	4,566	1,267	10,294	16,126	15,577

COMMITMENTS RECEIVED

The principal commitments received by the Group are as follows:

Commitments to finance and guarantees: As an insurance company, AXA has a number of credit facilities from financial institutions. In 2001, commitments to finance and guarantees did not include AXA Financial's and Alliance Capital's credit facilities.

On a comparable basis, commitments to finance received amounted to €7,120 million in 2001 as compared to €6,991 million in 2002. This €129 million decrease is mainly explained by the decrease in AXA Financial credit facilities and the end of refinancing agreements granted to the Compagnie Financire de Paris partly compensated by new lines of credit subscribed by the Company.

In 2002, the carrying value of the guarantees was €283 million lower than at closing 2001. These guarantees are mainly received by AXA Belgium and AXA Bank Belgium. These guarantees are mainly third-party guarantees and mortgages on buildings for customers' loans.

Collateralized commitments: These commitments are mainly given by customers of AXA Bank Belgium and result from mortgage certificates increasing strongly in 2002.

Other commitments received: These are mainly securities managed by AXA France Assurance on behalf of provident societies (€740 million).

COMMITMENTS GIVEN

The principal commitments given by the Group are detailed as follows:

Commitments to finance and guarantees: From time to time, AXA has provided certain commitments to finance and guarantees to affiliates, investors, banks and others. These commitments include additional capital contributions to be made in respect of real estate joint ventures and private equity funds.

In addition and in the normal course of its banking operations, conducted primarily through AXA Banque (France), AXA Cr dit (France) and AXA Bank Belgium, AXA provides financial guarantees and commitments to finance to its customers. In 2002, there was a significant decrease of €311 million in such commitments related principally to AXA Banque in respect of performance guarantees on mutual funds coming to an end and to a lower level of credit production in BIA, a banking subsidiary of AXA Bank Belgium. On the contrary, the increase in financing commitments of €405 million relates to (i) an increase in commitments given by AXA Bank Belgium on real estate loans and (ii) an increase in Banque Directe's clients overdrafts as well as confirmed credit lines.

Collateralized commitments: As at December 31, 2002 and 2001, substantially all of the collateralized commitments related to AXA Bank Belgium operations. In the normal course of its banking operations AXA Bank Belgium is required to give collateralized commitments (i) to the central bank in Belgium as security for normal clearing-house activities, and (ii) to financial institutions in respect of existing security repurchase agreements.

Letters of credit: Commitments given under letters of credit as at December 31, 2002 primarily related to AXA's insurance operations, in particular, AXA Corporate Solutions (€1,261 million). Such commitments were given in 2001 in connection with future claims settlements arising from the U.S. terrorist attacks on September 11, 2001 and are therefore decreasing in 2002.

Other commitments given: AXA had subordinated convertible debt instruments of (i) €1,524 million 2.5% debt instrument issued in February 1999 and due in 2014, and (ii) €1,099 million 3.75% debt instrument issued in February 2000 and due in 2017. At maturity, if such debt instruments are not converted to ordinary shares of AXA, they will be redeemed by AXA at a price in excess of the original issue price per note. Based on the number of notes outstanding at December 31, 2002, the aggregate amount payable upon maturity could be approximately €1,215 million in excess of the existing obligation of €2,617 million (€1,518 million and €1,099 million, respectively) reported in AXA's consolidated balance sheet at such date, AXA having recorded a €79 million provision at December 31, 2002 (see note 14 "Mezzanine Capital - Subordinated Debt").

The scheme governing the financial re-organization of AXA Equity & Law in 2001 (the "Scheme") details arrangements under which assets from the inherited estate, attributed to AXA through the re-organization, may be transferred on a temporary, or permanent, basis to the "with-profit" funds as required to support the capital requirements of these funds, as determined under the Scheme. In the case of a temporary transfer, assets and related investment income remain attributable to AXA as they will be returned when they are no longer required to support the capital requirements of the "with-profit" funds, under the stringent tests set out in the Scheme. If, in the opinion of the Appointed Actuary, all or part of the assets transferred are unlikely to be returned in the foreseeable future (taking into consideration the duration of the in force "with-profit" policies), then the relevant part of the transfer would be designated permanent. Only a permanent transfer to the "with-profit" funds would result in a charge against the profit and loss account. The maximum amount that could be transferred under the Scheme is capped at the surplus assets from time to time in the non-profit funds, which had a market value of £1.2 billion (€1.8 billion) at December 31, 2002.

During the second half of 2002, the decrease of the financial markets triggered a transfer to the "with-profit" funds, with a value at 31 December 2002 of £451 million (€693 million). The further decline in the financial markets during January 2003 has led to an additional transfer of £114 million (€175 million) as at January 31, 2003. Current projections, consistent with management's strategic plans, indicate that these cumulative transfers can reasonably be expected to be returned by the "with-profit" funds over time and not be designated permanent.

To comply with French regulatory requirements on assets representing technical commitments, in the first half of 2002, AXA Collectives has placed a part of its direct collective contingency insurance receivables in a special purpose vehicle. This operation led to replace a balance sheet receivable by cash and cash equivalents of €250 million. In respect of this 5-year operation, AXA France Assurance has given a guarantee limited to €230 million, to cover any default risk from AXA Collective's delegates in charge of the recovery of these debts.

On September 12, 2001 an agreement was established between AXA and BNP Paribas for a period of three years, under which AXA guaranteed the liquidity of BNP Paribas' holdings in ordinary shares of FINAXA. Further details are provided in note 28 "Related Party Transactions".

In addition and in connection with Alliance Capital's acquisition of Sanford C. Bernstein in October 2000, AXA Financial, Inc. agreed to provide liquidity to the former shareholders of Sanford C. Bernstein who received 40.8 million of private Alliance Capital units. After the completion of a two year lockout period in October 2002, Sanford C. Bernstein's former shareholders exercised their options and AXA Financial acquired 8.16 million of their units. The remaining 32.6 million private Alliance Capital units can be sold at market price to AXA Financial, Inc. over the seven coming years but not more than 20% of the original units issued to Bernstein shareholders may be sold to AXA Financial in any one annual period.

AXA completed the sale of Banque Worms to Deutsche Bank on April 2, 2001. Under the terms of this sale, AXA retained certain of Banque Worms' business assets, including those related to discontinued businesses, as well as the majority of its investment securities. As of December 31, 2002, most of these assets have been sold. In addition, AXA provided a guarantee to Deutsche Bank covering certain losses incurred by Banque Worms in the event of payment defaults associated with loans transferred with Banque Worms in the transaction. In 2002, AXA and Deutsche Bank came under an agreement to terminate this guarantee with an immediate payment to Deutsche Bank and transfer to AXA's subsidiary, Compagnie Financire de Paris, of an additional loan portfolio. The payment had no impact on AXA's consolidated financial statements for 2002 since it was offset by part of the provision established in 2001 in respect of current and future losses. Based on current available information, the remaining provision on the original amount of €236 million is appropriate to cover the residual risks including the additional loan portfolio.

27 - Litigation

On August 25, 1998, AXA and certain other European insurers signed a Memorandum of Understanding with certain US insurance regulators and non-governmental Jewish organizations agreeing to the establishment of the International Commission on Holocaust Era Insurance Claims ("ICHEIC"). The ICHEIC is currently conducting an investigatory process to determine the current status of life insurance policies issued to Holocaust victims between 1920 and 1945 and has established a claims and valuation process designed to settle valid claims filed with the ICHEIC with respect to any such policies which remain unpaid. The ICHEIC process is ongoing and AXA continues to actively participate in that process and pursue a dialogue with US Jewish organizations, US insurance regulators and the State of Israel in the context of the ICHEIC. Various states in the US, including New York, California and Florida, have enacted legislation requiring disclosure of extensive information concerning Holocaust era insurance policies. While these statutes vary and certain of them provide exemption for companies that participate in the ICHEIC process, the ultimate sanction under certain of these statutes for failure to disclose the required information is revocation of an insurers' license to engage in the insurance business in the concerned state. Litigation challenging the validity of the California statute on constitutional and other grounds that had been pending in US Federal courts in California was heard by the US Supreme Court on April 23, 2003. On June 23, 2003, the U.S. Supreme Court, in a 5-4 decision, struck down the California Holocaust law on grounds that the law violates the U.S. constitution because it interferes with the President's conduct of U.S. foreign policy. At this time management cannot assess the full implications of this decision including the possible reactions of U.S. insurance regulators and/or the U.S. Congress.

In addition to participating in the ICHEIC process, AXA is also participating in Holocaust related initiatives undertaken by various European governments. In Germany, AXA's German affiliates are working closely under guidance of the German insurance regulatory authority, the BAFin, and are also involved in the implementation of the intergovernmental agreement on Holocaust matters reached during 2000 between Germany and the United States (the "German Foundation Initiative") as it relates to the German insurance industry. Under the terms of this agreement, all claims relating to the German insurance market were settled for a global sum of approximately €281 million and AXA's German subsidiaries contributed €11.3 million toward that global amount. Management believes that the totality of claims against AXA's German affiliates should be covered under the German Foundation Initiative. In France, AXA is actively cooperating with the Matteoli Commission, a governmental commission investigating Holocaust era issues, and AXA's French subsidiaries have contributed €3.5 million (out of a total of €10.7 million contributed by the French insurance industry) to the "Fonds pour la Mémoire", a French government Holocaust-related initiative. In addition, AXA is cooperating with a similar body in Belgium, the Buysse Commission, and has contributed €3.6 million (out of a total of €10 million contributed by the Belgian insurance industry).

Assessing the extent of unpaid policies issued to Holocaust victims is complex due to the passage of time, incomplete records, restitution programs, payments to blocked accounts, currency devaluations, insurance portfolio transfers and nationalization of insurance companies. This assessment involves historical, actuarial, economic, regulatory and legal expertise, research and analysis. While the outcome of these matters cannot be predicted with certainty, based on the information currently available to it, management believes that the ultimate resolution of these matters should not have a material adverse effect on the consolidated financial position of AXA, taken as a whole. Due to the significant uncertainties and complexities involved in resolving these matters (including the risk of regulatory sanctions against AXA's US affiliates under state Holocaust legislation of the type described above and/or future Holocaust related litigation) and the likelihood that these uncertainties and complexities will not be fully resolved in the near future, AXA's management is not in a position at this time to make an estimate of loss or predict whether or not these matters will have a material adverse effect on AXA's consolidated results of operations in any particular period.

In January 2002, Nationwide, a U.S.-based insurance company, commenced an arbitration proceeding before the International Chamber of Commerce in Paris relating to the sale by various AXA Group companies in January 1999 of Paneurolife, a Luxembourg company. Nationwide is seeking cancellation of the sale and/or damages in this proceeding following an investigation by the French judicial system of PanEuroLife for money laundering. In February 2002, AXA and various of its subsidiaries were named as defendants in a lawsuit, Kyurkjian, et al. v. AXA, et al., which was filed in the United States District Court for the Central District of California on behalf of a purported class of plaintiffs composed of descendants of Armenians killed in the genocide of 1915. Plaintiffs have alleged in this lawsuit that such descendants are entitled to benefits under certain life insurance policies issued by two insurance companies (now owned by the AXA Group) between 1880 and 1930 to Armenians living in Turkey. Plaintiffs have asserted that AXA, as well as these two insurance companies and/or their successors in interest, have failed to fulfill contractual and other obligations relating to such policies and have requested judicial relief, including compensatory and punitive damages. In addition to these matters, several AXA subsidiaries are involved in lawsuits (both class action and individual), investigations, and other actions arising in the various jurisdictions where they do business, including the following:

In the United States, AXA's U.S. subsidiaries are involved in a number of lawsuits, investigations and other actions in various states. A detailed description of these matters involving AXA Financial, Inc. and its subsidiaries (including Equitable Life and Alliance Capital) is included in the annual reports on form 10-K for the year ended December 31, 2002 and subsequent reports on Form 10-Q, respectively, of AXA Financial, Inc. (SEC file no. 1-11166), Equitable Life (SEC file no. 0-25280) and Alliance Capital Management Holding L.P. (SEC file no. 1-9818) filed with the SEC (collectively, the "SEC Reports"). The SEC Reports are publicly available and copies can be obtained through the SEC's EDGAR system (www.sec.gov/edgar), at the SEC's public reference rooms at 450 Fifth St., N.W., Washington, D.C. 20549 or at the SEC's other public reference rooms in New York and Chicago, or on the websites of these companies. Among the matters discussed in the SEC Reports are the following:
-	A number of lawsuits have been filed against life and health insurers in the United States and certain other jurisdictions involving insurers' sales practices, alleged agent misconduct or misrepresentation, failure to properly supervise agents and other matters. Some of the lawsuits have resulted in the award of substantial judgments against insurers (including material amounts of punitive damages) or in substantial settlements. In certain jurisdictions, juries have substantial discretion in awarding punitive damages. In the United States, Equitable Life and certain of its subsidiaries are involved in such litigation. In addition to the sales practices litigations, Equitable Life and certain of its affiliates are defendants in an action commenced in Federal District Court in Illinois by American National Bank and Trust Company of Chicago as trustee for Emerald Investments LP alleging, among other things, that defendants (i) in connection with certain annuities issued by Equitable Life, breached an agreement with the plaintiffs involving execution of mutual fund transfers, and (ii) wrongfully withheld withdrawal charges in connection with termination of these annuities. In this case, plaintiffs seek substantial lost profits and injunctive relief, punitive damages and attorney's fees.
-	Alliance Capital and a fund managed by an affiliate of Alliance Capital, the Alliance Premier Growth Fund, have been named in several lawsuits in the U.S. arising out of the Enron affair. These include an action filed in Florida state court by the Florida State Board of Administrators ("SBA") and several actions filed in Federal District courts in New Jersey and Texas on behalf of purported classes of plaintiffs. The Florida action alleges, among other things, that Alliance breached its investment management agreement with the SBA, breached fiduciary duties, committed negligence and gross negligence and violated various Florida state laws in connection with its acquisition of Enron common stock for the SBA. The SBA seeks more than $300 million in compensatory damages plus an unspecified amount of punitive damages. The New Jersey action makes various allegations against Alliance and/or a fund managed by Alliance that purchased Enron securities including that Alliance violated the U.S. Investment Company Act of 1940 and the U.S. Securities Act of 1933 and that Alliance breached its duties of loyalty, care and good faith to the fund. These allegations are based, in part, on the fact that a director of the general partner of Alliance also served on the board of Enron at the time the fund acquired Enron securities. This action seeks recovery from Alliance of management fees paid by the fund to Alliance. The Texas action alleges that Alliance violated the U.S. Securities Act of 1933 on the theory that Alliance controlled the director of Alliance's general partner who also served on Enron's board. This director signed an allegedly misleading registration statement used by Enron to sell $1.9 billion of debt securities. Plaintiff's seek rescission. At the present time, Alliance Capital's management is unable to estimate the impact, if any, that the outcome of these actions may have on Alliance Capital's results of operations or financial condition.

-	On April 25, 2001, an amended class action complaint entitled Miller, et al. v. Mitchell Hutchins Asset Management, Inc., et al. ("Miller Complaint"), was filed in federal district court in the Southern District of Illinois against Alliance Capital, Alliance Fund Distributors, Inc. (now known as AllianceBernstein Investment Research and Management, Inc. "ABIRM"), and other defendants alleging violations of the federal Investment Company Act of 1940, as amended ("ICA") and breaches of common law fiduciary duty. The allegations in the Miller Complaint concern six mutual funds with which Alliance Capital has investment advisory agreements and the principal allegations of the Miller Complaint are that (i) certain advisory agreements concerning these funds were negotiated, approved, and executed in violation of the ICA, in particular because certain directors of these funds should be deemed interested under the ICA; (ii) the distribution plans for these funds were negotiated, approved, and executed in violation of the ICA; and (iii) the advisory fees and distribution fees paid to Alliance Capital and ABIRM, respectively, are excessive and, therefore, constitute a breach of fiduciary duty. Plaintiffs seek a recovery of certain fees paid by these funds to Alliance Capital. In an order dated March6, 2003, the court denied in part, and granted in part, defendants' motion to dismiss an amended complaint filed by plaintiffs which is virtually identical to the Miller Complaint in terms of allegations and relief sought. The court declined to dismiss plaintiffs' claims that certain advisory and distribution fees paid to Alliance Capital and ABIRM, respectively, were excessive in violation of section 36 (b) of the ICA but dismissed plaintiffs' claims that certain distribution plans were adopted in violation of the ICA. Alliance Capital and ABIRM believe that plaintiffs' allegations in the amended complaint are without merit and intend to vigorously defend against these allegations. At the present time, management of Alliance Capital and ABIRM are unable to estimate the impact, if any, that the outcome of this action may have on Alliance Capital's results of operations or financial condition.
-	AXA Financial, Equitable Life and Alliance Capital, as well as certain of AXA's other US subsidiaries, are involved in various other types of lawsuits (both class action and individual), investigations or actions including lawsuits, investigations and actions arising in connection with the ownership and/or management of real estate, asset management activities, corporate transactions, employee benefit disputes, alleged discrimination in employment practices, as well as other matters. For additional details on these matters, as they concern AXA Financial, Equitable Life and/or Alliance Capital, please see the SEC Reports.
In the United Kingdom, life insurers, including certain of AXA's UK subsidiaries, have been required by the regulatory authorities to carry out reviews of sales practices, alleged agent misconduct or misrepresentation and certain other matters, particularly in connection with sales of mortgage endowment policies.
In Germany, one of AXA's Germany subsidiaries, AXA Versicherung AG, has been among the German insurers subject to an investigation being conducted by German competition authorities which is focused on certain alleged anticompetitive practices among leading German "industrial" non-life issuers. This investigation was commenced in mid-2002 and is on-going. Based on information currently available to it, management is not in a position to predict with any certainty the outcome of this investigation, however, possible sanctions may include substantial fines.
In addition, certain AXA subsidiaries have been involved in litigation in both the US and United Kingdom concerning the validity of, and scope of coverage under, insurance and reinsurance contracts issued by them in connection with financing of various film productions. AXA and FINAXA have also been named as defendants in one of these actions filed in 2003 in the United States.

Some of these lawsuits and other actions have been brought on behalf of various alleged classes of claimants, and certain of the claimants in these actions seek significant or unspecified amounts of damages, including punitive damages. In some jurisdictions, juries have substantial discretion in awarding punitive damages. To date no such lawsuit, investigation or action has resulted in an award or settlement against AXA in an amount material to the consol-

idated financial position or results of operations of AXA, taken as a whole. Although the outcome of any lawsuit cannot be predicted with certainty, particularly in the early stages of an action, management believes that the ultimate resolution of the lawsuits and investigations referred to in this paragraph should not have a material adverse effect on the consolidated financial position of AXA, taken as a whole. Due to the nature of such lawsuits and investigations, AXA's management cannot make an estimate of loss, if any, or predict whether or not such lawsuits or investigations will have a material adverse effect on the AXA's consolidated results of operations in any particular period.

In addition to the matters described above, AXA and certain of its subsidiaries are involved in various legal actions and proceedings of a character normally incident to their business. Some of these actions and proceedings have been brought on behalf of various alleged classes of claimants, and certain of these claimants seek significant or unspecified amounts of damages, including punitive damages. While the ultimate outcome of such matters cannot be predicted with certainty, based on information currently available to it, in the opinion of management no such matter is likely to have a material adverse effect on the consolidated financial position or results of operations of AXA, taken as a whole. It should be noted, however, that the frequency of large damage awards in certain jurisdictions, particularly the United States, that bear little or no relation to actual economic damages incurred by plaintiffs continues to create the potential for an unpredictable judgment in any given matter.

28 - Related Party Transactions

The Company has been party to the following transactions in 2001 and 2002 which may be deemed to have been either material to AXA or the related party in question or unusual in their nature or conditions which involved goods, services, or tangible or intangible assets:

AXA/FINAXA Trademark License. The name "AXA" and the AXA trademark are owned by FINAXA. On May 21, 1996, the Company and FINAXA entered into a licensing agreement pursuant to which FINAXA (1) granted the Company a non-exclusive license to use the AXA trademark in the jurisdictions in which AXA currently has operations and in any additional jurisdictions in which the AXA trademark is registered, and (2) agreed not to grant licenses to use the AXA trademark to any other company or partnership unless (i) that company or partnership holds an ownership interest in FINAXA or (ii) FINAXA and/or the Company hold, directly or indirectly, an interest in that company or partnership. The non-exclusive license grants the Company the right, subject to the prior written approval of FINAXA, to grant sublicenses to companies controlled, directly or indirectly, by the Company. FINAXA has no obligation to grant any such approval. Over the past several years, a number of our principal subsidiaries around the world have begun to use the AXA name pursuant to sublicenses granted by the Company. The Company is obligated to pay FINAXA pursuant to the licensing agreement an annual fee of €762,245 as well as 50% of any net royalties received from sublicensees. AXA's non-exclusive license may be terminated at any time by either party, three months after delivery to the other party of a written notice of termination. FINAXA has, however, agreed not to exercise its right to terminate the license so long as FINAXA is the Company's largest shareholder. Upon termination, the Company and the companies to which it has granted sublicenses are required to cease utilization of the AXA trademark and any sublicenses will immediately terminate. Acquisition of the Minority Interest in AXA Financial. On December 29, 2000, AXA completed its tender offer in the buyout of minority interests in AXA Financial, which was followed by the subsequent merger of AXA Merger Corp. (a wholly-owned special purpose subsidiary of AXA created specifically for the purpose of effecting the transaction) with and into AXA Financial on January 2, 2001 pursuant to the Merger Agreement dated October 17, 2000. This acquisition was partially financed through a financing arrangement between AXA, AXA Financial and AXA Merger Corporation. As part of this intragroup financing arrangement relating to the offer and the merger, AXA Financial:

(i)	sold to the Company for $1.2 billion, 6.5 million shares of Credit Suisse Group received by AXA Financial in connection with the sale of DLJ, and
(ii)	loaned $3.0 billion to AXA Merger Corp. which AXA Merger Corp. used to fund a portion of the cash consideration delivered to tendering AXA Financial shareholders under the terms of the tender offer.

All these transactions were on arms length terms. Also in connection with this transaction, AXA Financial entered into continuity agreements with 43 executives of AXA Financial. These agreements were approved by the special committee of independent AXA Financial Board members created to review the terms and conditions of AXA's offer in order to promote the stability of AXA Financial's management and its focus on the ongoing business of AXA Financial. Among the executives who entered into these continuity agreements were Edward D. Miller, formerly Chief Executive Officer of AXA Financial and currently a member of AXA's supervisory board; and Stanley Tulin, Vice-Chairman and Chief Financial Officer of AXA Financial and an Executive Officer of AXA. For further information concerning this transaction, please see the Registration Statement on Form F-4 filed by AXA with the Securities and Exchange Commission on November 21, 2000 (registration no. 333-50438) and note 4 "Business Combinations" to the consolidated financial statements included elsewhere in this annual report.

Loans/Guarantees/Capital Contributions. The Company from time to time makes capital contributions and/or loans to its subsidiaries and affiliates to finance their business operations. As at December 31, 2002, the aggregate amount outstanding in respect of loans made by the Company to its subsidiaries or affiliates was approximately €2.1 billion (2001: € 3.2 billion). This amount represents approximately 30 separate loans originated at different times and bearing interest at varying rates which generally reflected prevailing market rates at the respective dates such loans were originated. In order to facilitate certain intra-group financing arrangements and to promote efficient use of the Group's capital resources, the Company from time to time guaranties repayment of loans extended from one of its subsidiaries to another and/or guaranties other obligations of its subsidiaries. As of December 31, 2002, the principal amount of such intra-group loans guaranteed by the Company was €2,432 million and the aggregate liabilities covered by the other guaranties extended to its subsidiaries was approximately €1,594 million. The beneficiaries of these guaranties are generally required to compensate the Company at a negotiated rate based on prevailing market rates and conditions for guaranties of a similar nature. In addition, from time to time the Company provides comfort or similar letters to rating agencies and/or regulators for the benefit of its subsidiaries for various business purposes, including for purposes of facilitating specific transactions, achieving target ratings levels and, more generally, helping develop the business of these subsidiaries. At December 31, 2002 and 2001, there were no loans from the Company to any member of AXA's Management Board or Supervisory Board. For additional information concerning commitments and guarantees given by the Company, see note 26 "Off Balance Sheet Commitments".

Agreement with BNP Paribas. On September 12, 2001 AXA and BNP-Paribas entered into an agreement (the "BNP Agreement") that provides for maintaining a certain level of cross-shareholding between the parties and facilitating the potential disposition of BNP Paribas' investment in FINAXA. Specifically, the BNP Agreement provides that the AXA Group will hold a minimum of 21,706,299 BNP Paribas shares which, on July 27, 2001, represented an approximate 4.9% ownership interest in BNP Paribas; and that BNP Paribas will hold a minimum of 14,580,330 FINAXA shares which, on July 27, 2001, represented an approximate 22.25% ownership interest in FINAXA. This minimum number of shares is subject to adjustment for certain events such as splits and consolidations. Additionally, the BNP Agreement grants both BNP Paribas and the AXA Group a preemptive right to acquire the other party's equity investment (not including any shares held in excess of the minimum amount) during a one year period following any termination of the agreement. Further, each party has an option to repurchase the ownership interests of the other party if there is a change in control of the other party.The BNP Agreement is valid for a period of three years as of the date of signature, and is automatically renewed thereafter for periods of three years, subject to early termination by either party, notified at least three months prior to the date on which the term under way expires.

Other Transactions and Agreements. In addition to the foregoing agreements and transactions, from time to time the Company enters into agreements and transactions with its subsidiaries and affiliates for various business purposes including the furnishing of services and/or financing of operating activities. These agreements and transactions are generally negotiated on an arms-length basis and reflect prevailing market terms and conditions for similar transactions at the time they are implemented.

The following table provides a list of the principal agreements entered into during 2002 and 2001 between the Company and various of its affiliates :

2002

Year 2002: PARTIES	DATE OF EXECUTION	DESCRIPTION OF AGREEMENT

AXA, AXA France Vie, AXA Konzern AG	December 19, 2002	Guarantee granted by AXA to AXA France Vie

AXA and AXA Belgium	December 26, 2002	AXA Financial Shares Transfer

AXA and AXA Asia Pacific Holding	July 31, 2002	Loan Agreement

AXA and AXA Assistance	December 20, 2002	Loan Agreement

AXA and AXA Banque	June 28, 2002	Transfer to AXA Banque of the Loan
Agreement dated 26 June 2001 granted to
AXA France Finance

AXA and AXA Banque	December 31, 2002	Subordinated Loan Agreement

AXA and AXA Berry Hill, Inc	March 12, 2002	Loan Agreement

AXA and AXA Berry Hill, Inc	May 7, 2002	Loan Agreement

AXA and AXA Berry Hill, Inc	July 18, 2002	Loan Agreement

AXA and AXA Berry Hill, Inc	August 2, 2002	Loan Agreement

AXA and AXA Berry Hill, Inc	September 12, 2002	Loan Agreement

AXA and AXA Canada	January 4, 2002	Loan Agreement

AXA and AXA Canada	March 14, 2002	Loan Agreement

AXA and AXA Canada	May 30, 2002	Loan Agreement

AXA and AXA Canada	July 15, 2002	Loan Agreement

AXA and AXA Canada	October 15, 2002	Loan Agreement

AXA and AXA Canada Inc	December 20, 2002	Loan Agreement

AXA and AXA Crédit	June 28, 2002	Subordinated Loan Agreement

AXA and AXA Group Life Insurance	December 24, 2002	Transfer of Non Convertible Redeemable
Perpetual Preference Shares

AXA and AXA Insurance Holding Co	September 25, 2002	Loan Agreement
(Japan)

AXA and AXA Insurance Holding Japan	March 28, 2002	Loan Agreement

AXA and AXA Participations 2	January 14, 2002	Loan Agreement

AXA and AXA Participations 2	February 11, 2002	Loan Agreement

AXA and AXA Participations 2	April 8, 2002	Loan Agreement

AXA and AXA Participations 2	July 16, 2002	Loan Agreement

AXA and AXA Portugal	December 27, 2002	Loan Agreement
Companhia de Seguros

AXA and AXA Technology Services	March 12, 2002	Loan Agreement

AXA and AXA Technology Services	November 7, 2002	Loan Agreement

AXA and AXA UK Plc	May 21, 2002	Revolving Credit Facility

AXA and CFP	April 5, 2002	Loan Agreement

AXA and Colisée Excellence	January 14, 2002	Loan Agreement

AXA and Colisée Excellence	July 16, 2002	Loan Agreement

AXA and Colisée Excellence	December 11, 2002	Amendment to the Loan Agreement
dated 16 July 2002

AXA and SGCI	January 28, 2002	Loan Agreement

Year 2002: PARTIES	DATE OF EXECUTION	DESCRIPTION OF AGREEMENT

AXA and SGCI	December 20, 2002	Loan Agreement

AXA and Société Beaujon	June 12, 2002	Loan Agreement

AXA and Société Beaujon	December 20, 2002	Loan Agreement

AXA, AXA France Assurance,	December 23, 2002	Transfer of a Loan (granted by AXA
AXA Aurora Iberica and AXA		to AXA France Assurance) to
Aurora Vida		AXA Aurora Iberica and AXA Aurora Vida

AXA, AXA Group Life Insurance	December 20, 2002	Guarantee granted by AXA to AXA Group Life.
Company Ltd, AXA Konzern AG

AXA, AXA Versicherung AG	December 13, 2002	Transfer of a Loan granted by AXA and AXA
and AXA Investment Managers		Investment Managers to AXA Versicherung AG

AXA, AXA Lebensversicherung AG	December 13, 2002	Transfer of a Loan granted by AXA and AXA
and AXA UK Plc		UK Plc to AXA Lebensversicherung AG

AXA, AXA Lebensversicherung AG	December 13, 2002	Transfer of a Loan granted by AXA and AXA
and AXA UK Plc		UK Plc to AXA Lebensversicherung AG

AXA and AXA Sun Life	December 21, 2002	AXA purchase from AXA Sun Life of AXA
Financial shares

AXA and AXA Sun Life	December, 2002	AXA Sun Life purchase of AXA Belgium Bond

AXA and AXA Asia Pacific Holdings	March 7, 2002	Amendment to existing Credit Facility

AXA and AXA Asia Pacific Holdings	October 31, 2002	Long term Credit Facility granted by AXA

2001

Year 2001: PARTIES	DATE OF EXECUTION	DESCRIPTION OF AGREEMENT

AXA and Compagnie Financière	March 20, 2001	Loan Agreements between the Company,
de Paris ("CFP")		as lender, and CFP, as borrower

AXA and AXA Asia Pacific Holdings	March 31, 2001	Amendment to Loan Agreement dated
(Australia)		28 September 2000 between the Company,
as lender, and AXA Asia Pacific Holdings,
as borrower

AXA, AXA Insurance Hong Kong Ltd	April 26, 2001	Sale to the Company of a debt obligation held
and		by AXA Insurance Hong Kong Ltd, as
AXA General Insurance Hong Kong Ltd		lender/creditor, from AXA General Insurance
Hong Kong Ltd, as borrower/debtor

AXA and AXA UK plc	May 21, 2001	Loan Agreement (2 loans) between the
Company, as lender, and AXA UK plc, as
borrower

AXA and Colisée Excellence	June 14, 2001	Shareholder advance/loan agreement between
the Company, as lender, and Colis e
Excellence, as borrower

Year 2001: PARTIES	DATE OF EXECUTION	DESCRIPTION OF AGREEMENT

AXA and Financière Mermoz	June 14, 2001	Shareholder advance/loan agreement between
the Company, as lender, and Financire
Mermoz, as borrower

AXA and AXA Oyak Holding (Turkey)	June 21, 2001	Share Certificate issuance to the Company as
shareholder

AXA and AXA France Finance	June 26, 2001	Loan Agreement between the Company, as
lender, and AXA France Finance, as borrower

AXA and BNP Paribas	June 22, 2001	Custody Agreement between the Company
Securities Services		and BPSS, as custodian

AXA and CFP	June 29, 2001	Subordinated Loan Agreements between the
Company, as lender, and CFP as borrower

AXA and AXA Assurances	July 5, 2001	Substitution Agreement concerning obligation
IARD Mutuelles		to repurchase shares of AXA Investment
Managers SA

AXA, AXA Asia Pacific Holdings Limited	July 31, 2001	Amendments to Loan Agreements dated
and AXA Asia Pacific Finance Ltd		10 October 1999 and 27 September 2000
(modified 17 July 2001) between the Company,
as lender, and Asia Pacific Holdings Limited
and AXA Asia Pacific Finance Ltd, as
borrowers

AXA and AXA Asia Pacific Holdings Ltd	August 8, 2001	Guaranty of obligations of AXA China Region
Ltd by AXA Asia Pacific Holding Ltd and other
engagement of AXA Asia Pacific Holding Ltd
toward the Company

AXA and AXA Collectives Italian branch	September 6, 2001	Sale Agreement with respect to 90,187 shares
of AXA Italia Spa between the Company, as
purchaser, and AXA Collectives Italian branch,
as seller

AXA and AXA Italia Spa	September 13, 2001	Sale Agreement with respect to 21,563,111
shares of AXA Assicurazioni Spa between the
Company, as seller, and AXA Italia Spa, as
purchaser

AXA and AXA Italia Spa	September 13, 2001	Sale Agreement with respect to 2,066,000
shares of AXA Interlife Spa between the
Company, as seller, and AXA Italia Spa, as
purchaser

AXA and AXA Italia Spa	September 13, 2001	Sale Agreement with respect to 1,304,000
shares of UAP Vita Spa between the Company,
as seller, and AXA Italia Spa, as purchaser

Year 2001: PARTIES	DATE OF EXECUTION	DESCRIPTION OF AGREEMENT

AXA, AXA Asia Pacific Finance Ltd	September 25, 2001	Subordinated Loan Agreement between the
and AXA Asia Pacific Holdings Ltd		Company, as lender, and AXA Asia Pacific
Finance Ltd and AXA Asia Pacific Holdings
Ltd, as borrowers

AXA, AXA Courtage Assurance Mutuelle,	September 25, 2001	Management Agreement with respect to shares of BBVA
AXA Participations 2 and AXA Conseil
Vie Assurance Mutuelle

AXA and AXA Asia Regional Centre	September 28, 2001	Service Agreement
PTE Ltd (Singapore)

AXA and AXA GSDO	November 9, 2001	Shareholder advance/loan agreement between
the Company, as lender, and AXA GSDO, as
borrower

AXA and AXA Group Life Japan	November 17, 2001	Guarantee by the Company of a debt
(subsidiary of AXA Insurance		obligation of AXA Group Life Japan to
Holding Co. Ltd)		Equitable Life

AXA and BNP Paribas	November 19, 2001	Agreement between the Company and BPSS
Securities Services		as transfer agent

AXA and Beaujon	December 10, 2001	Loan Agreement between the Company,
as lender, and Beaujon, as borrower

AXA and AXA ¬Participations 2	December 13, 2001	Loan Agreement between the Company, as
lender, and AXA Participations, as borrower

AXA and AXA Conseil Vie	December 19, 2001	Sale Agreement with respect to 422,567
shares of AXA Italia Spa between the
Company, as purchaser, and AXA Conseil Vie,
as seller.

AXA and AXA Technology Services	December 28, 2001	Loan Agreement between the Company,
as lender, and AXA Technology Services,
as borrower

In addition to the foregoing transactions to which the Company is party, there are various on-going business relationships and transactions between various subsidiaries of the Company which include the following: Investment Management. The AXA Group has two principal asset management subsidiaries, Alliance Capital Management and AXA Investment Managers (the "Asset Managers"). In addition to managing assets for unaffiliated third parties, the Asset Managers manage the "general account" investment assets of AXA's various insurance subsidiaries. At December 31, 2002, the general account assets managed on behalf of the Company's insurance subsidiaries by the Asset Managers totaled approximately €205 billion (2001: €211 billion) and generated approximately €313 million in management fees for year ended December 31, 2002 (2001: €370 million). In addition, the Asset Managers manage most of the separate account (unit-linked) assets of the Company's insurance subsidiaries, which totaled approximately €59 billion at December 31, 2002 (2001: €81billion).

AXA Technology Services. As one of many initiatives designed to better leverage the AXA Group's global scale, the AXA Group has established a technology services company, AXA Technology Services ("AXA Tech"), which provides technology services to various AXA Group companies. AXA Tech also negotiates and administers relationships with various IT providers on a Group-wide basis. Services provided by AXA Tech to Group companies are generally provided pursuant to contracts with fully negotiated terms and conditions (including service level standards, and fees) which are based on market standards and conditions. Total fees paid by AXA Group companies to AXA Tech in 2002 were approximately €226 million.

Reinsurance. In order to achieve optimal pricing in the market and cost efficiencies on a Group level, various insurance subsidiaries of the Company cede reinsurance through AXA Cessions. AXA Cessions acts on behalf of the ceding AXA insurers to arrange reinsurance cover with suitable third-party reinsurers. Total premiums ceded by AXA Group insurers through AXA Cessions were approximately €767 million for the year ended December 31, 2002 (2001: €480 million and 2000: €376 million) and total claims reserves with respect to this ceded reinsurance were approximately € 1,506 million at December 31, 2002 (2001: €1,235 million).

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

In accordance with European Union directives, insurance companies organized in European Union member countries are required to maintain minimum solvency margins which must be supported by capital, retained earnings and reserves, including unrealized appreciation or depreciation on securities and, in France or in certain other countries (as approved by local regulators), unrealized capital gains on real estate as reported in regulatory filings. AXA's insurance operations in countries outside of the European Union are also subject to capital adequacy and solvency margin regulations. At December 31, 2002, management believes AXA's subsidiaries are in compliance with all applicable solvency and capital adequacy margin requirements.

In addition, a European Directive dated October 27, 1998 requires a consolidated solvency calculation effective for periods ending on or after December 31, 2001. France transposed this directive under an ordinance dated August 29, 2001, decreed on March 14, 2002 and applicable from 2002.

AXA's principal insurance operations in France, the United States, the United Kingdom, Japan, Germany and Belgium accounted for 90% of AXA's consolidated gross policyholder benefits and insurance claims reserves at December 31, 2001 (2000: over 90%). The table below presents certain statutory information that relate to these entities (and before allocation to minority interests).

(in euro millions)

	At December 31,
	2002		2001
	Principal Life	Principal Property & Casualty	Principal Life	Principal Property & Casualty
	& Savings	(including the International	& Savings	(including the International
	operations	Insurance operations)	operations	Insurance operations)

Statutory capital
and surplus (a)	9,451	4,974	10,448	5,574
Maximum amount
of dividends that could
be paid by these
operations without
prior regulatory approval	990	440	1,218	780

(a)	The statutory capital and surplus is an aggregate number, being the sum of the statutory capital and surplus for each insurance company in each country subject to local regulatory requirements, which may differ from jurisdiction to jurisdiction. Current year is, in general, an estimate that is updated once calculation prepared for the regulator are final.

30 - Share Options

Total employee stock based compensation cost recorded in earnings for the year ended December 31, 2002 was a profit of €4 million (2001: €9 million and 2000: €21 million).

OPTIONS ISSUED BY THE COMPANY

AXA (the Company). Executive officers and other key employees may be granted options to purchase ordinary shares of AXA (the Company) pursuant to stock option plans maintained by the Company. While the precise terms and conditions of each option grant may vary, options are generally (1) granted at a price not less than the average closing price of the ordinary share on the Paris Bourse during the 20 trading days preceeding the date of grant (2) are valid for maximum term of ten years, and (3) become exercisable in installments of 33% per year on each of the second through fourth anniversaries of the grant date.

A summary of the status of the Company's stock options for the periods indicated is presented below:

(in euro millions)

	2002		2001			2000
	Shares		Shares		Shares
	(in millions)	Price (b)	(in millions)	Price (b)	(in millions)	Price (a) (b)

Outstanding January 1,	40.4	27.06	35.4	24.69	30.0	19.35
Granted	9.8	20.98	9.8	32.32	8.2	40.88
Special Grants (c)	-	-	-	-	0.4	19.41
Subscribed	(0.8)	9.53	(2.6)	12.32	(2.5)	10.68
Expired	(5.4)	30.06	(2.1)	27.87	(0.7)	19.50

Outstanding December 31,	44.0	25.66	40.4	27.06	35.4	24.69

Options exercisable at year end	17.2	20.95	12.5	16.78	9.2	12.92
Options available for future grants
at year end	6.1		15.9		1.4

(a)	2000 number of shares and price restated to reflect the 4-for-1 stock split approved by the shareholders at the annual general meeting held on May 9, 2001.
(b)	Price refers to weighted average exercisable price in euro.
(c)	In June 2000, AXA issued 30.2 million ordinary shares, which were issued with preferential subscription rights and according to the terms and conditions of the AXA share option plans, the number of share options in AXA ordinary shares were increased in proportion to the increase in share capital.

In respect of share option plans issued by AXA (the Company) for AXA ordinary shares, the number of share options outstanding and the number of share options exercisable at December 31, 2002 are set out below.

Exercisable Until		Number Outstanding			Number Exercisable
		(in millions)			(in millions)

May 13, 2003			0.2		0.2
April 12, 2004			0.6		0.6
March 28, 2005			1.4		1.4
July 09, 2006			1.6		1.6
January 21, 2007			3.3		3.3
September 9, 2007			0.2		0.2
September 29, 2007			0.1		0.1
April 19, 2008			6.7		4.9
June 8, 2009			5.5		2.7
November 17, 2009			0.3		0.1
July 4, 2010			6.0		2.0
July 11, 2010			0.1		0.0
November 12, 2010			0.2		0.1
May 8, 2011			8.4		-
February 26, 2012			9.4		-

TOTAL			44.0		17.2

	Outstanding at	Weighted average		Exercisable at	Weighted average
	December 31, 2002	exercise price		December 31, 2002	exercise price
	(in millions)	(in euros)		(in millions)	(in euros)

€ 0.00 - € 6.48	-	-		-	-
€ 6.48 - €12.96	7.3	10.55		7.3	10.55
€12.96 - €19.44	0.1	14.81		0.1	14.81
€19.44 - €25.92	16.1	22.09		4.9	23.65
€25.92 - €32.40	14.2	30.74		2.8	28.43
€32.40 - €38.87	0.2	38.73		0.1	38.73
€38.87 - €45.35	6.1	40.96		2.0	40.96

€0.00 - €45.35	44.0	25.66		17.2	20.95

OPTIONS TO PURCHASE AXA ADRs

AXA Financial, Inc. In connection with AXA's buyout of minority interests in AXA Financial, Inc. in 2000, the number of AXA Financial stock options that were exchanged into options in AXA ADSs amounted to 9.1 million (or an equivalent of approximately 18.3 million AXA ordinary shares on a post 4-for-1 stock split basis), of which 8.5 million (or an equivalent of 16.8 million AXA ordinary shares) became immediately exercisable upon exchange. In addition and at the same time, certain employees exchanged their AXA ADS options for tandem Stock Appreciation Rights ("SARs") and at-the-money AXA ADS options of equivalent intrinsic value. The maximum obligation for the SARs is approximately US$ 85 million, based upon the underlying price of AXA ADSs at January 2, 2001, the closing date of the merger. Beginning in 2001, under AXA Financial's 1997 Stock Incentive Plan, AXA Financial can issue options to purchase AXA ADSs. The options are issued at the fair market value of the AXA ADSs on the date of grant. Generally, one-third of the share options, vest and become exercisable on each of the first three anniversaries of the date such options were granted. Options are currently exercisable up to ten years from the date of grant.

According to the terms and conditions of the share options, AXA Financial will acquire existing ordinary shares in the open market to be sold to its employees upon their exercise of the options to purchase AXA ADSs. As stated in note 6 "Investments", the treasury shares held by AXA are intended to cover the potential ordinary shares to be sold. Relevant information is summarized in the tables below.

AXA ADS options	Number Outstanding	Weighted Average Exercise Price
	(in millions)	(in U.S. dollars)

Balance as at January 2, 2001	18.3	21.65
Granted	17.0	31.55
Subscribed	(2.2)	11.57
Expired	(3.1)	32.02

Balance as at December 31, 2001	30.0	31.55

Granted	6.7	17.24
Subscribed	(0.2)	10.70
Expired	(1.2)	27.12

Balance as at December 31, 2002	35.3	25.10

Information about options outstanding and exercisable in respect of AXA Financial employee share option plans to purchase AXA ADRs

	Outstanding at	Weighted average	Exercisable at	Weighted average
	December 31, 2002	exercise price	December 31, 2002	exercise price
	(in millions)	(in U.S. dollars)	(in millions)	(in .S. dollars)

$6.325 -$ 9.01	1.8	6.76	1.8	6.76
$10.195 - $14.73	3.3	13.13	2.4	13.28
$15.995 - $22.84	10.3	18.47	4.7	18.80
$26.095 - $33.025	14.9	30.93	8.5	31.76
$36,03	5.0	36.03	5.0	36.03

$6.325 - $36.031	35.3	25.14	22.4	26.00

OTHER

Under a separate variable option plan, in 1996 AXA granted key managers options that vest over five years to acquire approximately 2 million shares of a wholly-owned subsidiary. The plan allows holders to benefit indirectly in the appreciation of the share price in ordinary shares of AXA Asia Pacific Holdings. The shares under option would represent 25% of the shares issued by the subsidiary, if and when such options are exercised. Any shares acquired by exercising options are nontransferable and the holders have certain rights to put the shares to AXA for a price based on the equivalent market price of AXA Asia Pacific Holdings common stock at the date when put. Of the 2,152,310 options, 1,053,750 have been exercised and 446,060 options have been cancelled at December 31, 2002. The balance of outstanding options at December 31, 2002 was 652,500 million.

31 - Segment Information

AXA has five operating business segments: Life & Savings, Property & Casualty, International Insurance, Asset Management and Other Financial Services. In addition, non-operating activities are conducted by the holding companies. The financial information for AXA's business segments, and the holding company activities, is presented on a French GAAP basis and is consistent with the presentation provided in the consolidated financial statements presented herein.

AXA has had certain significant acquisitions including Compagnie UAP (1997), Royale Belge minority interests (1998), GRE (1999) and Nippon Dantai and Sanford C. Bernstein (2000) (see note 4 "Business Combinations"). As a result of these acquisitions, AXA increased significantly its participation in insurance, financial services and other operations throughout AXA. No customer accounted for 10% or more of AXA's consolidated revenues in 2002. No segment is dependent upon a single customer, or a few customers, the loss of which would have a significant effect on the earnings of the segment. AXA is not dependent on any one, or a few, independent brokers or independent agents or other insurance companies for which a loss of business would have a material adverse effect on the earnings of any one of the segments or AXA.

Life & Savings Segment products and services. Includes individual and group traditional term and whole life insurance (including participating policies whereby the policyholder participates in the net investments results or profits of the insurance company), immediate annuities and investment products (including endowments, savings-related products, such as variable life and variable annuity products and other investment-linked products) and services (such as financial planning services, sales of mutual fund investments) that are designed to meet a broad range of its customers' needs throughout their financial life-cycles.

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

Information described as "Insurance'' below includes the three insurance segments: Life & Savings, Property & Casualty and International Insurance. Information described below as "Financial Services" includes both the Asset Management Segment and the Other Financial Services Segment.

GROSS PREMIUMS AND FINANCIAL SERVICES REVENUES

(in euro millions)

	Years ended December 31,
	2002	2001	2000

LIFE & SAVINGS
France	10,423	10,997	12,528
United States	12,726	11,642	12,483
United Kingdom	8,362	9,086	7,939
Japan	6,428	5,475	3,353
Germany	3,140	2,997	2,912
Belgium	1,629	1,686	1,099
Other countries	5,877	6,517	5,682

Total	48,586	48,399	45,997
(reinsurance assumed accounted for €1,696 million,
€1,513 million and €1,516 million, respectively)

PROPERTY & CASUALTY
France	4,383	4,171	4,001
Germany	2,843	3,142	3,085
United Kingdom	2,749	2,480	2,683
Belgium	1,395	1,323	1,297
Other countries	4,577	4,780	4,513

Total	15,948	15,896	15,579
(reinsurance assumed accounted for €367 million,
€674 million and €404 million, respectively)

INTERNATIONAL INSURANCE
AXA Corporate Solutions	5,335	5,288	3,297
AXA Assistance	397	381	328
Others	30	9	26

Total	5,762	5,678	3,651
(reinsurance assumed accounted for €4,464 million,
€4,139 million and €2,544 million, respectively)

ASSET MANAGEMENT
Alliance Capital	2,778	3,200	2,577
AXA Investment Managers	633	503	383
National Mutual Funds Management	-	26	24

Total Asset Management	3,411	3,730	2,984

OTHER FINANCIAL SERVICES
Donaldson, Lufkin & Jenrette (DLJ - sold in 2000)	-	-	10,686
French banks	134	187	182
German banks	117	100	82
AXA Bank Belgium	717	763	757
Other	52	77	53

Total Other Financial Services	1,020	1,128	11,760

TOTAL	74,727	74,832	79,971

RESULTS OF OPERATIONS

(in euro millions)

	Years ended December 31, 2002
	Life &	Property	International	Asset	Other	Holding	Intersegment
	Savings	& Casualty	Insurance	Management	financial	companies	eliminations	Total
					services
			Data before intersegment eliminations

Gross written premiums	48,080	15,969	5,844	–	–	–	(169)	69,723
Revenues from banking activities	–	–	–	–	1,038	–	(26)	1,012
Other revenues	539	12	28	3,724	8	–	(319)	3,992

Gross written premiums
and financial services revenues	48,619	15,981	5,872	3,724	1,046	–	(514)	74,727

Change in unearned premiums reserve	(16)	(307)	(58)	–	–	–	(2)	(382)
Net investment results	(10,684)	1,230	396	233	98	(33)	47	(8,713)

Total revenues	37,920	16,904	6,210	3,957	1,144	(33)	(470)	65,632

Insurance benefits and claims	(30,958)	(12,038)	(5,035)	–	–	–	110	(47,922)
Reinsurance ceded, net	288	(229)	(638)	–	–	–	57	(523)
Insurance acquisition expenses	(2,806)	(2,754)	(351)	–	–	–	20	(5,891)
Bank operating expenses	–	–	–	–	(625)	–	25	(600)
Administrative expenses	(2,868)	(1,658)	(367)	(2,952)	(335)	(177)	259	(8,098)

Income before income tax expense	1,575	224	(182)	1,005	184	(210)	–	2,597

Income tax expense	(119)	(153)	43	(140)	(64)	8	–	(426)

Income after income tax expense	1,456	71	(139)	865	120	(202)	–	2,171

Equity in income from affiliated entities	(7)	19	(1)	–	14	(2)	–	23
Amortization of goodwill, net	(319)	(113)	(27)	(405)	(14)	–	–	(877)
Minority interests	(68)	5	(9)	(242)	(1)	(53)	–	(368)

NET INCOME	1,063	(19)	(176)	218	119	(257)	–	949

(in euro millions)

	Years ended December 31, 2001
	Life &	Property	International	Asset	Other	Holding	Intersegment
	Savings	& Casualty	Insurance	Management	financial	companies	eliminations	Total
					services
			Data before intersegment eliminations

Gross written premiums	47,921	15,925	5,724	–	–	–	(100)	69,471
Revenues from banking activities	–	–	–	–	1,167	–	(40)	1,127
Other revenues	486	2	27	4,100	1	1	(383)	4,234

Gross written premiums
and financial services revenues	48,407	15,928	5,751	4,100	1,168	1	(522)	74,832

Change in unearned premiums reserve	(2)	(115)	(238)	–	–	–	–	(355)
Net investment results	(3,531)	1,916	445	4	69	(217)	70	(1,244)

Total revenues	44,875	17,729	5,958	4,104	1,236	(217)	(452)	73,233

Insurance benefits and claims	(36,744)	(13,007)	(6,972)	–	–	–	55	(56,668)
Reinsurance ceded, net	139	(112)	1,101	–	–	–	35	1,163
Insurance acquisition expenses	(3,193)	(2,868)	(340)	–	–	–	6	(6,394)
Bank operating expenses	–	–	–	–	(874)	–	36	(838)
Administrative expenses	(3,326)	(1,803)	(299)	(3,130)	(315)	(222)	320	(8,775)

Income before income tax expense	1,751	(60)	(551)	974	47	(439)	–	1,721

Income tax expense	(481)	262	179	(180)	98	77	–	(45)

Income after income tax expense	1,269	201	(372)	795	145	(362)	–	1,676

Equity in income from affiliated entities	16	5	–	(4)	–	–	–	17
Amortization of goodwill, net	(315)	(133)	(8)	(285)	(47)	–	–	(788)
Minority interests	(48)	(22)	(5)	(353)	(1)	44	–	(385)

NET INCOME	922	52	(386)	153	97	(318)	–	520

(in euro millions)

	Years ended December 31, 2000
	Life &	Property	International	Asset	Other	Holding	Intersegment
	Savings	& Casualty	Insurance	Management	financial	companies	eliminations	Total
					services
			Data before intersegment eliminations

Gross written premiums	45,561	15,605	3,695	–	–	–	(74)	64,788
Revenues from banking activities	–	–	–	–	11,793	–	(39)	11,754
Other revenues	436	–	1	3,352	7	2	(369)	3,429

Gross written premiums
and financial services revenues	45,998	15,605	3,696	3,352	11,799	2	(482)	79,971

Change in unearned premiums reserve	(32)	(207)	(195)	–	–	–	(5)	(439)
Net investment results	8,821	2,316	616	(32)	219	2,790	82	14,811

Total revenues	54,786	17,714	4,117	3,320	12,018	2,792	(404)	94,342

Insurance benefits and claims	(44,955)	(12,877)	(4,063)	–	–	1	66	(61,828)
Reinsurance ceded, net	118	92	775	–	–	–	15	1,001
Insurance acquisition expenses	(2,901)	(2,710)	(364)	–	–	–	16	(5,958)
Bank operating expenses	–	–	–	–	(6,529)	–	19	(6,509)
Administrative expenses	(2,668)	(1,917)	(259)	(2,454)	(4,739)	(123)	288	(11,871)

Income before income tax expense	4,381	303	207	865	751	2,669	–	9,176

Income tax expense	(1,399)	40	(47)	(186)	(267)	(915)	–	(2,773)

Income after income tax expense	2,982	343	160	680	484	1,754	–	6,403

Equity in income from affiliated entities	41	1	–	(5)	(60)		–	(23)
Amortization of goodwill, net	(98)	(109)	(15)	(99)	(29)	(3)	–	(353)
Minority interests	(875)	72	(7)	(410)	(275)	(628)	–	(2,124)

NET INCOME	2,050	306	137	166	121	1,123	–	3,904

In addition, to the amortization of goodwill, AXA also has amortization expense related to value of purchased business in-force (VBI), which relates specifically to the Life & Savings Segment, see note 5 "Value of Purchased Life Business In Force (VBI)" relating to the amortization of VBI. Information on the net investment results by segment is presented in note 20 "Net Investment Result".

ANALYSIS OF TOTAL ASSETS

(in euro millions)

	At December 31,
	2002	2001	2000

Life & Savings	336,681	370,287	373,263
Property & Casualty	39,127	41,601	40,985
International Insurance	17,095	17,921	14,004
Asset Management	7,132	9,828	9,102
Other Financial Services	17,474	17,406	16,125
Holding Companies	27,148	28,556	33,033

TOTAL ASSETS	444,657	485,599	486,513

32 - Unaudited Pro Forma Financial Information – Impact of Change in Accounting Principles (French GAAP)

The unaudited pro forma financial information below presents the impact of change in accounting principles in connection with the adoption of the new French Regulations on January 1, 2001, as it relates to AXA's consolidated balance sheet and statement of income.

BALANCE SHEET AT DECEMBER 31, 2000

The impact of adopting the new French Regulations for insurance groups effective from January 1, 2001 was a € 593 million decrease in AXA's opening consolidated shareholders' equity, which principally related to the following:

  A change in accounting treatment for non-European life insurance operations which previously reported to AXA for purposes of French GAAP accounting on a U.S. GAAP basis including primarily (i) a change in accounting for equity investments from market value (as "trading") to historical cost, and (ii) the cost of reinsurance ceded is no longer amortized over the contract term but rather recorded as a charge in the period the contract is placed.
  Equalization provisions are no longer permitted to be recognized as provisions if such provisions are not established to cover catastrophic risks. Such provisions were eliminated with the cumulative effect of the change recorded in shareholders' equity.
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

(in euro millions)

AXA
Consolidated Balance Sheets

	At December 31,	At January 1,
	2000 (a)	2001 (b)

Goodwill	15,865	15,865
Value of purchased life business inforce	3,724	3,724
Other intangible assets	403	403

Total other intangible assets	4,127	4,127

Real estate	13,825	13,803
Investments in participating interests	3,113	3,113
Fixed maturities	134,214	134,216
Equity investments	65,773	65,484
Mortgage, policy and other loans	26,316	26,318

Total investments from insurance activities	243,241	242,935

Separate account (unit-linked) assets	117,261	117,261

Total investments from non-insurance activities	10,773	10,773

Investment in affiliated companies (equity method)	1,217	1,217

Reinsurers' share of insurance liabilities	9,142	9,142
Reinsurers' share of separate accounts (unit-linked) liabilities	92	92

Reinsurers’ share of insurance liabilities	9,234	9,234

Receivables from insurance and reinsurance activities	13,817	13,817

Receivables (bank customers)	6,577	6,577
Receivables (other)	4,142	4,142

Receivables from non-insurance activities	10,719	10,719

Cash and cash equivalents	28,728	28,728

Tangible assets	1,790	1,790
Other tangible assets	5,841	5,841

Other assets	7,631	7,631

Deferred acquisition costs	9,359	9,313
Other prepayments and deferred charges	14,540	14,121

Prepayments and accrued income	23,899	23,434

TOTAL ASSETS	486,513	485,741

(a)	Based on the financial data as reported in the consolidated financial statements for the year ended December 31, 2000, as reclassified according to the new presentation as prescribed by the French Regulation No. 2000-05 adopted on January 1, 2001.
(b)	Pro forma financial information taking into account the cumulative effect of changes in accounting principles in connection with the adoption of the new French Regulations.

(in euro millions)

AXA
Consolidated Balance Sheets

	At December 31,	At January 1,
	2000 (a)	2001 (b)

Ordinary shares	3,809	3,809
Capital in excess of nominal value	12,379	12,379
Retained earnings brought forward	4,230	7,541
Net income for the financial year	3,904	-

Shareholders’ equity	24,322	23,729

Minority interests' share in retained earnings brought forward	1,578	3,686
Minority interests' share in net income for the financial year	2,124	-

Minority interests	3,702	3,686

Total minority interests and shareholders’ equity	28,023	27,414

Mandatorily convertible bonds and notes	192	192

Subordinated debt	8,261	8,261

Insurance liabilities, gross of reinsurance	263,174	263,102

Separate account (unit-linked) liabilities, gross of reinsurance	117,469	117,469

Provisions for risks and charges	11,530	11,406

Payables arising from insurance and reinsurance activities	9,543	9,543

Payables (bank customers)	10,385	10,385
Payables (other)	18,955	18,989

Payables arising from non-insurance activities	29,340	29,374

Non-subordinated debt instrument issued	6,897	6,897

Amounts owed to credit institutions	9,412	9,412

Accrued expenses	2,671	2,671

TOTAL LIABILITIES, MINORITY INTERESTS
AND SHAREHOLDERS’ EQUITY	486,513	485,741

(a)	Based on the financial data as reported in the consolidated financial statements for the year ended December 31, 2000, as reclassified according to the new presentation as prescribed by the French Regulation No. 2000-05 adopted on January 1, 2001.
(b)	Pro forma financial information taking into account the cumulative effect of changes in accounting principles in connection with the adoption of the new French Regulations.

UNAUDITED STATEMENT OF INCOME FOR THE YEAR ENDED DECEMBER 31, 2000

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

  The U.S. life operations ceded its Disability Income business portfolio in 2000. The cost of reinsurance was €211 million (net group share of 60% prior to AXA's buyout of minority interests in AXA Financial at the end of 2000). Previously, this cost was to be amortized against income over the contract term whereas under the new French Regulations the cost would have been recorded as a charge in the period the reinsurance arrangement was placed.
  The elimination of realized gains on sale of treasury shares of nearly € 60 million.
  The elimination of the equalization provisions that do not cover catastrophic risks, principally relating to the German property & casualty operations (€115 million) and to a lesser extent in Austria (€5 million) as well as Cr alux in the international insurance operations (€43 million).
(in euro millions except per ordinary share amounts)

AXA
Consolidated Statements of Income

	Year ended December 31, 2000
	As reported	Pro forma

Revenues
Gross written premiums	64,788	64,788
Revenues from banking activities	11,754	11,754
Other revenues	3,429	3,429

Gross Premiums and Financial Services Revenues	79,971	79,971

Change in unearned premium reserve	(439)	(439)
Net investment results	14,811	14,629

Total Revenues	94,342	94,161

Benefits, claims and other deductions
Insurance benefits and claims	(61,828)	(62,160)
Reinsurance ceded, net	1,001	459
Insurance acquisition expenses	(5,958)	(5,892)
Bank operating expenses	(6,509)	(6,509)
Administrative expenses	(11,871)	(11,859)

Total Benefits, Claims and Other Deductions	(85,166)	(85,960)

Income before income tax expense	9,176	8,200
Income tax expense	(2,773)	(2,445)
Amortization of goodwill, net	(353)	(353)
Minority interests	(2,124)	(1,935)
Equity in income from affiliated entities	(23)	(23)

Net Income	3,904	3,444

Net Income Per Ordinary Share: (a)
Basic	2.57	2.27
Diluted	2.44	2.15

(a)	2000 per ordinary share data restated for the effect of the 4-for-1 stock split approved by the shareholders at the annual general meeting held on May 9, 2001.

33 - Summary of Material Differences between French GAAP and U.S. GAAP

AXA's consolidated financial statements are prepared in accordance with French GAAP. These accounting principles differ in certain material respects from U.S. GAAP. Certain significant differences between French GAAP and U.S. GAAP are new or modified in 2002 and 2001 following (i) the implementation of new French Regulations that became effective from January 1, 2001, and (ii) certain new accounting principles under U.S. GAAP that became effective in 2002 and 2001. The significant differences in accounting principles between French GAAP and U.S. GAAP along with the significant changes in 2002 and 2001 are summarized below.

CHANGES IN ACCOUNTING METHODOLOGIES UNDER U.S. GAAP

ACCOUNTING FOR BUSINESS COMBINATIONS, GOODWILL AND OTHER INTANGIBLES AND IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS

On January 1, 2002, AXA adopted Statement of Financial Accounting Standards ("FAS") No. 141 “Business Combinations”, FAS 142 “Goodwill and Other Intangible Assets”, and FAS 144 “Accounting for the Impairment or Disposal of Long-lived Assets”.

  FAS 141 addresses financial accounting and reporting for business combinations, including investments accounted for under the equity method, collectively referred to in this section as "business combinations", with an acquisition date on or after July 1, 2001. All business combinations in the scope of FAS 141 are to be accounted for using the purchase method whereby a goodwill asset is recorded for the excess of the purchase price over the estimated fair value of net identifiable assets acquired. If the goodwill is negative, it will no longer be set up as a deferred credit and included in income over the estimated useful life but rather recognized as an after-tax extraordinary gain in the income statement in the period of acquisition. Pooling-of-interests is no longer permitted. In addition, other intangible assets can be recognized apart from goodwill if the intangible either (i) reflects a contractual-legal right, or (ii) is separable, that is, capable of being separated, sold, divided, transferred (regardless of intent / existence in the market and either individually or with a group of related assets and liabilities). Prior to FAS 141, only intangibles that could be identified and named could be recognized as an asset apart from goodwill. FAS 141 had no material impact on the results of operations or financial position of AXA upon its adoption on January 1, 2002.
  FAS 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets, including intangible assets that are acquired individually or with a group of other assets but not acquired in a business combination. Goodwill is no longer amortized, the carrying value of goodwill is frozen at January 1, 2002, tested for impairment at such date and subsequently subject to an annual impairment test (or more frequently if triggering events arise during the interim period). Concurrent with the adoption of FAS 142, AXA ceased to amortize goodwill and the residual negative goodwill at January 1, 2002 was immediately recorded in the income statement. AXA's intangible assets have finite useful lives and continue to be amortized over their estimated useful lives. The after-tax cumulative effect of the change in accounting for negative goodwill was €12 million, which was the remaining negative goodwill balance that was eliminated and recorded in income, net group share, on January 1, 2002.
  FAS 144 retains many of the fundamental recognition and measurement provisions previously required under FAS No. 121, "Accounting for the Impairment of Long-Lived Assets to be Disposed of", except for the removal of goodwill from its scope, inclusion of specific guidance on cash flow recoverability testing and the criteria that must be met to classify a long-lived asset as held-for-sale. FAS 144 had no material impact on the results of operations or financial position of AXA upon its adoption on January 1, 2002.

ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

On January 1, 2001, AXA adopted Statement of Financial Accounting Standards ("FAS") No. 133, as amended

“Accounting for Derivative Instruments and Hedging Activities” ("FAS 133 "). FAS 133 established new accounting and disclosure requirements for all derivative instruments, including certain derivative instruments embedded in other contracts (referred to as "embedded derivatives") and hedging activities. FAS 133 requires all derivatives to be recognized on the balance sheet and measured at fair value.

Accounting for embedded derivatives: AXA elected a January 1, 1999 transition date, thereby effectively "grandfa-thering" existing accounting for derivatives embedded in hybrid instruments acquired, issued or substantively modified on or before that date. As a consequence of this election, coupled with interpretative guidance issued by the Financial Accounting Standards Board ("FASB") and the Derivatives Implementation Group ("DIG") with regard to insurance contracts and features therein, adoption of the new requirements for embedded derivatives had no material impact on AXA's consolidated financial condition and operating results under U.S. GAAP. There are currently no requirements to measure and recognize embedded derivatives under French GAAP.

Accounting for hedging activities: French GAAP permits hedge accounting in respect of a derivative that hedges (i) the net exposure to a pool of assets and liabilities, (ii) the net risk exposure relating to net interest spread on customer accounts in respect of banking activities or net policyholder crediting risk exposure on insurance contracts, and (iii) certain embedded features in existing contracts. Under U.S. GAAP, the FAS 133 basis for hedge accounting is more prescriptive specifically as it relates to the nature and extent of the type of risk exposure that can be hedged (in respect of documentation and accounting).

Under U.S. GAAP, the accounting for changes in the fair value of a derivative (that is, the unrealized gains and losses) is recorded in income, unless the derivative is used as a hedging instrument. If the derivative is used as a hedging instrument, the accounting for such changes in fair value depends on the hedging relationship as summarized below.

  Fair Value Hedges. The entire change in fair value of the derivative is recorded in income along with the associated gain or loss on the hedged item attributable to the risk being hedged.
  Cash Flow Hedges. The change in fair value of the derivative attributable to the effective portion of the hedge is recorded in "Other comprehensive income" (a separate component of shareholders' equity), which is subsequently reclassified into income in the same period in which the forecasted transaction affects income. The change in fair value of the derivative attributable to the ineffective portion of the hedge is recorded in income.
  Net Investment Hedges. The change in fair value of the derivative or non-derivative instrument attributable to the effective portion of the foreign currency hedge, together with the associated foreign exchange gain or loss on the hedged item, is recorded in a component of "Other comprehensive income" as a part of the cumulative foreign translation adjustment. The change in fair value of the derivative attributable to the ineffective portion of the hedge is recorded in income.

The strict guidance set out by the FASB and the DIG limits the extent to which existing hedge arrangements qualify for hedge accounting under FAS 133. AXA manages its risks and, therefore, its hedging strategies to meet the hedging requirements as set forth under French GAAP, rather than U.S. GAAP. As a result, certain hedging relationships established by AXA have not be designated as qualifying hedging relationships under FAS 133 and, therefore, have no hedge designation and are referred to as "free standing derivatives" with the change in fair value recorded in income effective from January 1, 2001. However, certain existing hedge arrangements met the criteria for measurement and recognition as fair value hedges under FAS 133. In accordance with the transition provision of FAS 133 to recognize the difference between the carrying values and fair values of the free standing derivative instruments at January 1, 2001, the after tax cumulative-effect-type credit to income was € 18 million at January 1, 2001.

Given that AXA's hedging strategies are designed to comply with French GAAP measurement and recognition requirements, AXA's consolidated net income as determined in accordance with U.S. GAAP is subject to increased volatility in future periods. Significant differences could arise between AXA's consolidated net income and shareholders' equity under French GAAP as compared to U.S. GAAP in future periods.

Reclassification of fixed maturity and equity investments. Under the transition rules of FAS 133, AXA recorded the following reclassifications (i) £ 19,806 million (or approximately € 31,492 million at transition date) of Available-for-Sale securities as Trading securities, resulting in an after-tax cumulative-effect-type adjustment of € 2,698 million from Other Comprehensive Income to the Statement of Income, representing the after-tax unrealized gain of the assets backing the UK with-profit business at January 1, 2001, and (ii) US$ 257 million (or approximately €273 million at transition date) of Held-to-Maturity securities as Available-for-Sale securities, resulting in an after-tax cumulative-effect-type adjustment of US$ 9 million in Other Comprehensive Income (or approximately €10 million at transition date), representing the after-tax unrealized gain at January 1, 2001. Under the transition provision of FAS 133, this reclassification did not call into question AXA's intent to hold current or future debt securities to their maturity. This reclassification under U.S. GAAP had no impact on AXA's accounting for its fixed maturity and equity investments under French GAAP.

ACCOUNTING FOR DEMUTUALIZATIONS

In January 2001, AXA adopted the American Institute of Certified Public Accountants ("AICPA") Statement of Position No. 00-3 “Accounting by Insurance Enterprises for Demutualizations and Formations of Mutual Insurance Holding Companies and for Certain Long-Duration Participating Contracts” ("SOP 00-3"). SOP 00-3 addresses new accounting and reporting standards for demutualizations. SOP 00-3 applies to AXA's US life operation, Equitable Life, which demutualized in July 1992 resulting in a closed block of business, and it has been adopted prospectively as of January 1, 2001 with no financial impact upon initial implementation.

ACCOUNTING FOR TRANSFERS OF FINANCIAL ASSETS

FAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, a replacement of FAS No. 125” ("FAS 140") became effective for AXA in respect of transfers and servicing of financial assets and extinguishment of liabilities after March 31, 2001. FAS 140 addresses the recognition and measurement of servicing assets and liabilities and the extinguishments of liabilities including sales, securitizations, servicing of receivables, secured borrowings and collateral transactions. FAS 140 emphasizes the legal form of the transfer rather than the previous accounting that was based upon the risks and rewards of ownership. Under FAS 140, qualifying special purpose vehicles are not consolidated by the transferor. FAS 140 became effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001 with certain exceptions. During 2001, AXA did not have any significant transactions that were impacted by the adoption of FAS 140.

SCOPE OF CONSOLIDATION

  Under U.S. GAAP, majority-owned companies, based on voting rights directly or indirectly of more than 50%, are fully consolidated.
  Under U.S. GAAP, the equity method of accounting is used for investments in companies in which AXA's ownership interest approximates 20% and is not greater than 50% including those companies proportionately consolidated under French GAAP.
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

BUSINESS COMBINATIONS – PURCHASE ACCOUNTING

Business acquisitions are generally accounted for using the purchase method of accounting under both French GAAP and U.S. GAAP.

In respect of significant acquisitions, material accounting differences between French GAAP and U.S. GAAP relate primarily to (i) the different methods of determining the purchase price attributable to the issuance of ordinary shares of AXA and settling / exchanging outstanding employee share options, (ii) the differences in the underlying accounting principles used for determining the value of net assets acquired between French GAAP and U.S. GAAP, and (iii) the portion of goodwill charged directly to shareholders' equity when ordinary shares of AXA were issued in respect of transactions that were completed before the adoption of the new French Regulations on January 1, 2001.

The significant differences in accounting principles used for determining goodwill between French GAAP and U.S. GAAP are summarized below.

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

VALUE OF NET ASSETS ACQUIRED TO DETERMINE GOODWILL

Under French GAAP, the portion of assets acquired and liabilities assumed, other than in connection with a buyout of minority interests, are recorded at their estimated fair value. The insurance liabilities are maintained at the predecessor's carrying value if the measurement basis is consistent with AXA's French accounting principles. The portion of assets acquired and liabilities assumed in connection with a buyout of minority interests are maintained at carrying value at date of acquisition.

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

GOODWILL

Under French GAAP and in respect of acquisitions completed prior to January 1, 2001, a portion of goodwill could have been charged directly to shareholders' equity to the extent that ordinary shares were issued by the parent company in connection with the transaction, with the remaining amount recorded as a goodwill asset. For all acquisitions completed on or after January 1, 2001, the difference between the purchase price and the value of the portion of net assets acquired is recorded as a goodwill asset. However, the French GAAP basis may not generate a goodwill asset value that is equal to that determined under U.S. GAAP due to, and as previously discussed, (i) the accounting for net assets acquired in respect of a buyout of minority interests, (ii) the accounting for the value of shares exchanged, if applicable, (iii) the accounting for the settlement or exchange of outstanding employee share options of the acquired company, and (iv) the identification and valuation of identifiable intangible assets.

Under French GAAP, the goodwill asset is amortized over the remaining estimated useful life and subject to routine impairment testing. Effective from January 1, 2002 under US GAAP, the goodwill asset is not amortized anymore but is subject to a minimum annual impairment test. Any negative goodwill is amortized in income over the estimated remaining useful life under French GAAP whereas effective from January 1, 2002 under US GAAP, negative goodwill is recorded in income immediately.

REVISION TO GOODWILL

Under French GAAP, revisions can be made to the goodwill calculation up to the end of financial year following the acquisition. Under U.S. GAAP, revisions can be made to the goodwill calculation up to 12 months from the date of acquisition only with respect to outstanding known contingencies at date of acquisition.

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

  securities classified as "held to maturity'' are reported at amortized cost, securities classified as "trading'' are reported at fair value with changes in unrealized gains and losses included in income, and securities classified as "available for sale'' are reported at fair value with changes in unrealized gains and losses included in "Other Comprehensive Income" (a separate component of shareholders' equity).

In respect of valuation allowances on the impairment of fixed maturity and equity securities and real estate investments, under French GAAP the Company has applied the rules for an other-than-temporary decline in value as described in Note 2. Under French GAAP, the impairment charge can be reversed in future periods in the event that market conditions change.

Under US GAAP, unless evidence exists to support a realizable value equal to or greater than the cost basis of the investment, a write-down to fair value accounted for as a realized loss should be recorded (it is not reversible in future periods). As a result of the large number of investments in equity securities, AXA has concluded for the periods presented that all declines in value in excess of cost should be realized as an other than temporary impairment in the income statement unless the decline in value was both (i) less than 20% compared to cost and (ii) the time period the security was less than cost was 6 or fewer consecutive months. In addition, the Company reviews whether there are any qualitative factors specific to the issuer and/or industry in which it operates that would indicate that the decline in value was other-than-temporary.

APPLICATION METHODOLOGY SPECIFIC TO FRENCH GAAP

With specific regard to equity investments under French GAAP as described in Note 2, in December 2002 the CNC issued interpretative guidance regarding the scope of securities to be impaired and the estimation of recoverable value for purposes of calculating the valuation allowance for an other than temporary impairment relating to equity securities under French GAAP. In prior years, the Company determined recoverable value based on the quoted market price for listed securities and the quoted market prices of comparable securities, pricing models or other similar valuation techniques. In addition, in prior years no distinction was made in the analysis depending on the volatility of the market. Under French GAAP this change is considered a change in estimate whereas under US GAAP, a change in the method of evaluating impairment is considered a change in accounting principle that is inseparable from a change in estimate. Under both French and US GAAP, this change is accounted for prospectively as a change in estimate. Because of its nature and the large number of securities that would be impacted, the Company cannot determine the impact of the change on net income.

ASSETS ALLOCATED TO UK “WITH-PROFIT” CONTRACTS

The assets supporting the UK "with-profit" contracts consist primarily of fixed maturity and equity securities. The UK "with-profit" contracts are participating contracts and distribution from the "with- profit" long term fund is based on legal restrictions whereby policyholders have a 90% right to all risks and rewards of the participating ("with-profit") fund. Therefore, changes in the estimated market value of these assets held in the "with-profit" fund impact the valuation of the fund and, therefore, the valuation of the underlying insurance liabilities.

Under French GAAP, assets supporting the UK participating ("with-profit") fund are stated at market value with changes in market value included in income, as the unrealized investment gains and losses on these investments are included in the determination of the related insurance liability. These assets include fixed maturity and equity securities, real estate and loans.

Under U.S. GAAP, real estate assets and loans allocated to UK "with-profit" contracts are carried at historical cost less accumulated depreciation and amortized cost or unpaid principal balance, respectively. In addition and prior to January 1, 2001, the fixed maturity and equity investments allocated to UK "with-profit" contracts were classified as "Available-for-Sale" and stated at market value. Consequently, the entire change in market value, being the net unrealized investment gains or losses, was recorded in "Other comprehensive income" (a separate component of shareholders' equity) even though the related impact of the change in unrealized gains and losses on assets on UK-"with-profit" policyholder benefits was recorded against income in the same period. Accordingly, AXA believed that this exclusion under U.S. GAAP did not reflect fully the economic effect of the UK "with-profit" contracts. An increase in the estimated fair value of these assets resulted in an increase in the liability for policyholder benefits, and a reduction of AXA's consolidated net income. A decrease in the estimated fair value of assets resulted in a decrease in the liability for policyholder benefits, and an increase in AXA's consolidated net income.

As a consequence, this led to AXA's presentation of “U.S. GAAP, except for adjustment for the change in unrealized investment gains and losses on assets allocated to UK “with-profit” contracts” in the reconciliations of consolidated net income and consolidated shareholders' equity from French GAAP to U.S. GAAP whereby the changes in market value of the assets allocated to UK "with-profit" contracts were included in income: a presentation that AXA believed was more meaningful under the circumstances.

Effective from January 1, 2001 and as permitted under the transition rules of FAS 133, " Accounting for Derivatives Instruments and Hedging Activities", the fixed maturity and equity securities supporting the participating ("with-profit") business have been reclassified from "Available-for-Sale" to "Trading". These investments continue to be stated at market value, however, the changes in market value of these investments are no longer recognized in "Other comprehensive income" (a separate component of shareholders' equity), but are recognized in income. Consequently, AXA's presentation of “U.S. GAAP, except for adjustment for the change in unrealized investment gains and losses on assets allocated to UK “with-profit” contracts”, in the reconciliations of consolidated net income and consolidated shareholders' equity from French GAAP to U.S. GAAP, is no longer necessary since 2001.

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

Equitable Life. For French GAAP purposes, in 1996 Equitable Life changed its method of accounting for certain long-duration participating life insurance contracts in accordance with the provisions prescribed by FAS 120, "Accounting and Reporting by Mutual Life Insurance Enterprises and by Insurance Enterprises for Certain Long-Duration Participating Contracts''.

Reinsurance contracts that cover the Guaranteed Minimum Income Benefits ("GMIBs") features of variable annuity / separate account type contracts are accounted for as for US GAAP purpose, such contracts continue to be accounted for under the provisions prescribed by FAS 60 insurance contracts under French GAAP on a prospective basis whereby the amount is recognized over the contract term. Under U.S. GAAP the reinsurance of the income feature represents a derivative instrument accounted for under FAS 133 at fair value.

Under French GAAP, the liability for terminal dividends is accrued in proportion to gross margins over the life of the contract. For U.S. GAAP purposes, management elected not to implement FAS 120 for AXA's consolidated financial statements and, accordingly, has maintained its U.S. GAAP methodology for all long-duration participating life insurance contracts based on FAS 60 whereby the terminal dividends are taken into account in the establishment of reserve factors, and the reserves are accrued in proportion to premium revenue over the life of the contract.

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

PLAN OF FINANCIAL REORGANIZATION OF AXA EQUITY & LAW (“THE PLAN”)

ACCOUNTING FOR THE TRANSACTION

In connection with the Plan as described in note 4 "Business Combinations" to the consolidated financial statements, a portion of the surplus assets held in the participating ("with-profit") fund, referred to as the "Inherited Estate" was attributed to AXA, as the shareholder. AXA's portion of the Inherited Estate along with the non-participating insurance business was transferred out of the participating ("with-profit") fund into separate legal non-participating funds in which 100% of the operating results would inure to AXA in future periods. As a consequence of the Plan and effective from January 1, 2001, additional significant differences arose between French GAAP and U.S. GAAP as set out below. Under French GAAP, the Plan was accounted for as a business combination as it was a transaction with the policy-holders, an equivalent third party interest. As a result, (i) assets and insurance liabilities transferred from the participating fund to the non-participating fund were re-estimated at fair value and or based on new assumptions for interest rates and mortality, (ii) VBI was recognized in respect of the profits to emerge on the unit linked business transferred to the non-participating fund, and (iii) the cost of the incentive bonus paid to policyholders that elected in favor of the Plan was established as goodwill.

Under U.S. GAAP, the transaction could not be accounted for as a business combination, as it was a portfolio transfer within a commonly controlled group and, therefore, (i) no VBI was recognized, and (ii) the cost of the incentive bonus was recorded as an expense in the period, which was recorded as a decrease to U.S. GAAP net income of € 433 million (adjustment in the reconciliation under the caption "Purchase Accounting and Goodwill").

PROFIT RECOGNITION FOR UK “WITH-PROFIT” BUSINESS AS A RESULT OF THE PLAN

Under French GAAP, the profit recognized by AXA in respect of the UK "with-profit" business represents 10% of the distributed bonus from the UK with-profit fund as income, in line with UK modified statutory accounting practices. Under US GAAP, 10% of all changes in the UK with-profit fund (revenues and expenses) are recognized in the income statement, with the remaining 90% attributed to "unallocated policyholder dividend liability". As a result, the reconciliation of net income from French GAAP to U.S. GAAP, under the caption "Future Policy Benefits (net of reinsurance)", includes a decrease of € 274 million in 2002 (2001: € 310 million).

IMPACT OF CHANGES IN FRENCH ACCOUNTING PRINCIPLES IN 2001

The implementation of new French Regulations effective from January 1, 2001 resulted in certain one-time adjustments to the reconciliations of consolidated net income and consolidated shareholders' equity from French GAAP to U.S. GAAP. The cumulative effect of changes in French accounting principles were recorded as adjustments to opening shareholders' equity under French GAAP. See note 32 for further information on the impact on AXA's consolidated opening shareholders' equity at January 1, 2001. Consequently, certain differences in accounting principles in prior years are not representative of the differences that will exist in future periods as indicated below.

EQUALIZATION RESERVE

In prior periods under French GAAP, equalization reserves included both reserves for future unusual losses and catastrophe risk reserves, which were established in accordance with local regulatory requirements in certain jurisdictions in which AXA operates. As a result of the new French regulations, equalization reserves are limited only to future catastrophe risks, reserves are no longer permitted under French GAAP for future unusual losses in any one period. These equalization reserves are not recognized as a liability under U.S. GAAP, until such loss is incurred and, therefore, such liabilities are eliminated under U.S. GAAP. The cumulative effect of the elimination of equalization reserves (in respect of future unusual losses) under French GAAP was recorded as an adjustment to opening consolidated shareholders' equity at January 1, 2001. As a result, the reconciling difference in net income is lower in 2001 as compared to 2000.

COST OF REINSURANCE

Due to the implementation of new French regulations, the cost of reinsurance is recorded in income in the year the reinsurance arrangement, including for long duration contracts, is placed with a third party reinsurer, including for long duration contracts. Under U.S. GAAP, the cost of reinsurance on long duration contracts is amortized into income over the lifetime of payments. The cumulative effect of the change has been recorded as an adjustment to opening shareholders' equity on January 1, 2001. Future policy benefits as presented in AXA's reconciliations of consolidated net income and consolidated shareholders' equity from French GAAP to U.S. GAAP include this new difference in accounting.

INTERCOMPANY TRANSACTIONS

Effective for intercompany transactions on or after January 1, 2001 and under the new French regulations, realized gains and losses on intercompany sales of assets are eliminated in their entirety, unless there is an other-than-temporary impairment that is to be recorded as a loss immediately, which is the similar to U.S. GAAP. No difference exists between French GAAP and U.S. GAAP in 2001 and thereafter. However, in prior periods, French GAAP differed from U.S. GAAP, as French GAAP did not eliminate such gains and losses if the seller or buyer was an insurance or reinsurance company. Consequently, this difference is still presented in AXA's reconciliation of consolidated net income and consolidated shareholders' equity from French GAAP to U.S. GAAP in respect of 2000. Under French GAAP, realized gains are recognized when securities or real estate with appreciated values are contributed to mutual funds or real estate funds established for the purpose of supporting French Savings Contracts (see note 20 "Net Investment Result"). Under U.S. GAAP, such gains are proportionately recognized when the Savings Contracts are issued or the fund shares are sold to entities not included in the consolidated financial statements.

OTHER DIFFERENCES

RESTRUCTURING PROVISIONS

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

SHARE-BASED COMPENSATION (OTHER THAN IN RESPECT OF BUSINESS COMBINATIONS)

Under French GAAP, the accounting of share-based compensation is limited to share option plans and depends on whether the share option plan (i) relates to the purchase of shares in the open market or the increase in AXA share capital, (ii) provides for a guarantee of liquidity, or (iii) is issued by AXA (the Company) or another AXA entity. Under U.S. GAAP, the accounting for share-based compensation includes share options and other share-based compensation, such as employee share purchase programs. The accounting depends on whether the share-based compensation has performance-based conditions, will be settled in cash and for non-performance based related share-based compensation is issued at a significant discount from the market price at date of grant.

There are two principal differences that arise between French GAAP and U.S. GAAP as set out below.

  Under French GAAP share-based compensation is not recorded in respect of certain share option plans issued by AXA (the Company) that do not provide a guarantee for liquidity whereas under U.S. GAAP a compensation charge is recorded if at grant date the options are issued at a significant discount; and
  for all other share option plans issued by AXA (the Company) and other AXA entities, the principles for measuring share-based compensation under French GAAP are principally similar to those used under U.S. GAAP. However, the compensation expense is recorded over the vesting period in the income statement and included as a liability under French GAAP (decrease in net assets) whereas under U.S. GAAP the amount is recorded against shareholders' equity (no impact on net assets), unless it is to be settled in cash and would be included as a liability as well.

PENSION PLANS

Under French GAAP, AXA uses an actuarial methodology that is consistent to the measurement and recognition basis prescribed under U.S. GAAP, with the exception of the recognition of an additional minimum pension liability that is not recognized under French GAAP. For U.S. GAAP purposes, AXA has adopted FAS 87, Employer's Accounting for Pensions, as of January 1, 1989. At the date of adoption a transition asset, reflecting the overfunded status of AXA Equity & Law's pension plan, was recorded and is being amortized over the remaining fifteen-year average service life of employees. If the accumulated benefit obligation exceeds the fair value of plan assets, an additional minimum pension liability is recorded such that the total liability in the balance sheet is at least equal to the unfunded accumulated benefit obligation. The after-tax amount is, in general, recorded in "Other Comprehensive Income" (separate component of shareholders' equity).

LONG-TERM DEBT WITH EARLY REDEMPTION RIGHTS

Under French GAAP when long-term debt is issued with early redemption rights whereby the redemption price is in excess of the original issue price per bond or note, the excess premium may not be amortized over the period from original issue date to earliest redemption period subject to certain market conditions. Under U.S. GAAP, as the value of the long term debt accretes according to the stated redemption price, this accretion, if significant, is amortized over the period up to earliest redemption date and is recorded as interest expense with a corresponding increase in the value of the principal outstanding in the balance sheet.

DEFERRED TAX

Under French GAAP, deferred income taxes are not required to be recognized in respect of distributions if the distribution is not going to be made in the foreseeable future and the ability to make such a distribution is at the control of management. Under US GAAP, deferred income taxes arising on distributions are recorded in full if subject to local tax upon distribution (inside tax basis) even if the distribution is not going to be made in the foreseeable future and the ability to make such a distribution is under the control of management. In 2002, a deferred tax liability existed under U.S. GAAP of €345 million in respect of a local UK tax on future fund distributions, which was not required under French GAAP.

Under French GAAP, valuation allowances are recorded against deferred tax assets unless under an economic approach (based on thorough analysis of future statutory profits) the deferred tax assets are deemed recoverable. US GAAP FAS 109 gives greater weight to previous cumulative losses than the outlook for future profitability when determining whether deferred taxes are realizable. Consequently, in 2002 an additional valuation allowance of €1,014 million was recorded under U.S. GAAP in respect of the Japanese life insurance operations.

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

TREASURY SHARES

Under French GAAP, treasury shares are reported as an asset if certain conditions are satisfied, as stated in note 2. Under U.S. GAAP, the cost of treasury shares is reported as a deduction from shareholders' equity. If such shares are then reissued, the proceeds received are correspondingly reported as a change in shareholders' equity. Therefore, any gains or losses from holding such shares are recorded as adjustments to shareholders' equity.

DERECOGNITION OF TRANSFERRED ASSETS

Assets transferred to entities in which AXA does not hold an ownership interest are permitted to be recognized as a disposal under French GAAP. Under US GAAP any realized profit or loss on the disposal is eliminated if the transaction does not meet the requirements for derecognition due to various factors including continuing involvement.

MATERIAL DIFFERENCES BETWEEN FRENCH GAAP AND U.S. GAAP

The impact on consolidated net income of material differences between French GAAP and U.S. GAAP are as follows:

(in euro millions)

	Years ended December 31,
		2001
	2002	restated (b)	2000

Consolidated Net Income in Accordance with French GAAP	949	520	3,904

Material differences (gross of tax):
Differences in scope of consolidation	(1,481)	(614)	(171)
Goodwill and purchase accounting (a)	402	(596)	(398)
Cost of stock options (buyout of minority interests)	(11)	67	(828)
Investment accounting and valuation
(excluding UK "With-profit" related assets)	(1,637)	(1,693)	(31)
Investment accounting for UK "with-profit" business assets:
- Elimination of net unrealized investment losses (gains)	-	-	682
- Reclassification of fixed maturities
and equity securities at January, 1 2001	-	3,853	-
Deferred acquisition costs	(112)	(51)	(45)
Equalization provisions	-	(224)	(246)
Future policy benefits (net of reinsurance)	(297)	(226)	(54)
Elimination of gain on sale of treasury shares	-	-	(75)
Restructuring provisions and other non-admissible provisions	(12)	(218)	29
Derivatives and hedging activities	486	(109)	-
Other items	(48)	83	(46)
Deferred tax
- Differences in principles	(1,359)	-	-
- Tax effect of US GAAP reconciling adjustments	533	(437)	527

Total reconciling adjustments	(3,536)	(164)	(656)

CONSOLIDATED NET INCOME IN ACCORDANCE WITH U.S. GAAP	(2,588)	356	3,248

Consists of :
Continuing operations	(2,588)	356	951
Discontinued operations of DLJ	-	-	2,297

(a)	2002 includes profit booked in Alliance Capital of €148 million in French GAAP non recognized in U.S. GAAP of which €277 million related to the partial release of the dilution profit offset by €129 million in relation to the associated amortization of goodwill.
(b)	2001 U.S. GAAP adjustments and U.S. GAAP net income were restated.

Restatement of U.S. GAAP Financial Information

AXA records other than temporary impairments on certain of its investment securities. Following discussions with the staff of the Securities and Exchange Commission's Division of Corporation Finance, AXA corrected how it determines when a decline in value should be considered to be other than temporary and a realized loss recognized. The policy that the Company now follows to determine if the decline in value below cost is other than temporary is described elsewhere in this note. As this procedure was not applied in 2001, AXA restated its 2001 U.S. GAAP financial information to recognize an impairment charge on the decline in value below cost that was considered to be other than temporary. In applying these procedures, AXA recognized an additional charge of €1,853 million in the income statement that had been previously recorded as an unrealized loss that was a component of "other comprehensive income". This amount has been reduced by an amount of the loss that was allocated to policyholders, minority interests and income tax . The amounts allocated to policyholders, minority interests and income tax were also previously recorded in "other comprehensive income". The effect of this restatement was to decrease AXA's 2001 U.S GAAP consolidated net income by €1,128 million to €356 million, as presented in the tables below. There was no impact on AXA's consolidated shareholders' equity at December 31, 2001 as the Company had already recorded the unrealized effect of the decreased market value of its investment securities through "Other comprehensive income" (a separate component within shareholders' equity) in that period. After reviewing with its auditors the potential impact of this new impairment policy on AXA's U.S. GAAP results for the year ended December 31, 2000, the Company concluded, that the application of this new policy would not require a restatement for the year ended December 31, 2000.

Consolidated net income in accordance with U.S. GAAP	Year ended
December 31, 2001

As previously reported:	1,484
Adjustment for additional investment impairment charge:
Gross adjustment	(1,853)
Attribution to policyholders' participation	209
Tax effect	436
Minority Interest	80

As restated	356

The impact on consolidated shareholders' equity of material differences between French GAAP and U.S. GAAP are as follows:
(in euro millions)

	At December 31,
	2002	2001

Consolidated Shareholders’ Equity in Accordance with French GAAP	23,711	24,780

Material differences (net of tax) :
Differences in scope of consolidation	(1,198)	4
Goodwill and purchase accounting (a) (b)	4,266	3,867
Difference in value of shares exchanged (buyout of minority interests)	(388)	(327)
Cost of stock options (buyout of minority interests)	(272)	(286)
Investment accounting and valuation (a)	408	1,407
Deferred acquisition costs	(96)	(4)
Equalization provisions	200	201
Future policy benefits (net of reinsurance)	(194)	77
Treasury shares held	(487)	(485)
Derivatives and hedging activities	(41)	(69)
Deferred tax - differences in principles	(1,359)	-
Minimum pension liability (c)	(1,039)	(122)
Other items	346	296

Total reconciling adjustments	146	4,560

CONSOLIDATED SHAREHOLDERS’ EQUITY IN ACCORDANCE WITH U.S. GAAP (d)	23,857	29,339

(a)	In 2001, the impact of the financial reorganization in the UK of €2,698 million was reclassified from the item “Goodwill and purchase accounting” to the item "Investment accounting and valuation" to ensure the impact is presented in line with that of the 2001 results.
(b)	Including “Adjustment on dilution gain (Alliance Capital)”, which was previously presented as a separate line item (2001: €347 million and 2000: €326 million).
(c)	Presented separately in 2002 - previously included in “Other items”.
(d)	All from continuing operations.

34 - Additional U.S GAAP Disclosures

(a) COMPREHENSIVE INCOME (BASED ON FRENCH GAAP DATA)

Comprehensive income includes net income and represents the change in shareholders' equity during a period from non-owner sources. It includes revenues, expenses, gains and losses that have been excluded from net income. Using amount determined in accordance with French GAAP, comprehensive loss income is set out below :

(in euro millions)

Change from non-owner sources including in Shareholder's equity	2002	2001	2000

Foreign currency fluctuation adjustments	(1,197)	300	(296)
Other	34	(49)	8

Total change	(1,163)	251	(288)

Comprehensive (loss) income being net (loss) income plus the change in other comprehensive income totaled €(214) million, €(771) million and €3,616 million in 2002, 2001 and 2000, respectively.

AXA concluded that it was not practical to present the component of the accumulated balance of other comprehensive income.

(b) NET INCOME PER ORDINARY SHARE

(In euro milions except for share information)

		Net income per ordinary share		Income from continuing operations
				per ordinary share (a)
		Years ended December 31,		Years ended December 31,
	2002	2001	2000	2002	2001	2000
		(restated)			(restated)

Income applicable to ordinary shares
Basic	(2,588)	356	3,248	(2,588)	356	951
Dilutive securities issued by subsidiaries	-	-	(5)	-	-	(5)
Interest on assumed conversion
of convertible bonds	-	-	9	-	-	9
Dilutive	(2,588)	356	3,252	(2,588)	356	955

Weighted average of ordinary
shares outstanding (b) (c)
Basic	1,705	1,691	1,501	1,705	1,691	1,501
Assumed exercise of stock options (d)	-	8	22	-	8	22
Assumed conversion of convertible bonds	-	-	29	-	-	29
Dilutive	1,705	1,699	1,552	1,705	1,699	1,552

Net income per ordinary share (c)
- Basic	(1.52)	0.21	2.16	(1.52)	0.21	0.63
- Diluted (e)	(1.52)	0.21	2.10	(1.52)	0.21	0.62

(a)	Excludes income from discontinued DLJ operations sold in 2000 (primarily decreases income and decreases the impact of “dilutive securities issued by subsidiaries”).
(b)	Weighted average of outstanding ordinary shares after the elimination of the weighted average number of ordinary shares held in Treasury.
(c)	2000 weighted average of ordinary shares outstanding and per share data have been restated to take account of the 4-for-1 stock split approved by the shareholders at the annual general meeting held on May 9, 2001.
(d)	In 2000, the assumed exercise of stock options includes the AXA Financial stock options, which were exchanged into AXA ADR’s upon completion of the transaction.

The calculation of basic and diluted net income per ordinary share under U.S. GAAP is based on the same methodology as for French GAAP (see note 24 "Net Income per Ordinary Share"). However, certain differences arise due to the underlying differences in accounting principles as noted below.

  treatment of treasury shares held by AXA and its subsidiaries; and
  impact of discontinued operations.

In accordance with the terms and conditions of the €1,524 million 2.5% subordinated convertible debt issued in February 1999 and €1,009 million 3.75% subordinated convertible debt issued in February 2000, the company has the right of early redemption at a price greater than the original issue price per note starting in January 2005 and 2007. The additional interest expense, which also increases the value of the subordinated debt under U.S. GAAP, was approximately €61 million in 2002 (2001: €61 million and 2000: €61 million). These potential shares were treated as "anti-dilutive" under U.S. GAAP and, therefore, were excluded from the U.S. GAAP net income per ordinary share (diluted). Under French GAAP in 2000 and 2001, the potential conversion of these two subordinated convertible debt instruments into 64 million ordinary shares were included in the calculation of net income per ordinary share (diluted). In 2002, the calculation under French GAAP of net income per ordinary share (diluted) was revised on a basis similar to U.S. GAAP whereby anti-dilutive effects are excluded from the calculation of net income per ordinary share (diluted).

(c) DERIVATIVE INSTRUMENTS

AXA manages its risks and, therefore, its hedging strategies to meet the hedging requirements as set forth under French GAAP, rather than according to the requirements of U.S. GAAP. As a result, certain hedging relationships established by AXA could not be designated in qualifying hedging relationships under FAS 133 and, therefore, have no hedge designation and are referred to as "free standing derivatives" with the change in fair value recorded in income effective from January 1, 2001. However, certain existing hedge arrangements met the criteria for measurement and recognition as fair value hedges under FAS 133.

At December 31, 2002, AXA had derivative assets and derivative liabilities at estimated fair value of € 2,821 million and € 1,776 million, respectively (2001: €1,381 million and €1,227 million, respectively).

The change in estimated fair value of derivative instruments not in qualifying U.S. GAAP hedging activities included in the 2002 U.S. GAAP consolidated net income was a gain of €747 million, included under the caption "Net investment result" (2001: a loss €93 million).

Certain hedge arrangements met the U.S. GAAP criteria for measurement and recognition primarily in respect of (i) certain hedges of changes in fair value attributable to interest rate risk (through the use of interest rate swaps), and (ii) certain hedges of changes in fair value attributable to foreign currency risk (primarily through the use of currency swaps and foreign currency forwards).

In respect of the derivative instruments used for these qualifying U.S. GAAP hedges,

  the amount of hedge effectiveness included in AXA's 2002 U.S. GAAP consolidated net income was a credit of €6 million (2001: credit of €14 million).
  there was no net gain included in AXA's 2002 U.S. GAAP consolidated net income under the caption "Net investment result", representing the component of the derivative instruments gain excluded from the assessment of hedge effectiveness (2001: €51 million).

Given that AXA's hedging strategies are designed to comply with French GAAP measurement and recognition requirements, AXA's consolidated net income as determined in accordance with U.S. GAAP is subject to increased volatility in future periods. Significant differences could arise between AXA's consolidated net income and shareholders' equity under French GAAP as compared to U.S. GAAP in future periods.

(d) DEFERRED TAX

Differences between the French GAAP and U.S. GAAP components of the net deferred tax asset and liability are as follows:

(in euro millions)

	Net Deferred Tax Asset		Net Deferred Tax Liability
	French GAAP	U.S. GAAP	French GAAP	U.S. GAAP

2002	4,763	4,778	(4,592)	(6,810)
2001	5,164	5,545	(4,420)	(6,022)

(e) SUPPLEMENTAL CASH FLOW INFORMATION

This information should be read in conjunction with the Statement of Cash Flow. For the years ended December 31, 2002, 2001 and 2000, deposits related to investment contracts amounted to €17,524 million, €17,718 million and €20,690 million, respectively, and withdrawals related to investment contracts amounted to €10,657 million, €13,973 million and €12,566 million, respectively, and are part of operating cash flow under French GAAP. Such deposits and withdrawals would be reflected as financing activities in a statement of cash flows prepared in accordance with U.S. GAAP.

(f) EMPLOYEE BENEFIT PLANS

AXA Financial recorded, as a reduction of its shareholders' equity, an additional minimum pension liability (net of tax) of €36 million and €25 million at December 31, 2002 and 2001, respectively, under U.S. GAAP. The French subsidiaries recorded, as a reduction of its shareholders' equity, an additional minimum pension liability (net of tax) of €121 million and €62 million at December 31, 2002 and 2001, respectively. The German subsidiaries recorded, as a reduction of its shareholders' equity, an additional minimum pension liability (net of tax) of €179 million and €128 million at December 31, 2002 and 2001, respectively. The subsidiaries in the United Kingdom also recorded, as a reduction of its shareholders' equity, an additional minimum pension liability (net of tax) of €1,368 million and €nil at December 31, 2002 and 2001, respectively. This liability, which primarily represents the excess of the accumulated benefit obligation over the fair value of plan assets and accrued pension liability, is not recorded under French GAAP. The change in the additional minimum pension liability is included in "other comprehensive income".

For pension plans where the fair value of plan assets exceeds the accumulated benefit obligation, the aggregate fair value of plan assets and aggregate accumulated benefit obligations at December 31, 2002 were €2,306 million and € 2,230 million, respectively.

For pension plans where the accumulated benefit obligation is in excess of the fair value of plan assets, the aggregate accumulated benefit fair value of plan assets and aggregate accumulated benefit obligations were €3,224 million and €5,728 million, respectively. The following table provides a reconciliation of the funded status of pension obligations to the accrued pension cost.

Reconciliation of Funded Status to Accrued Pension Cost	2002	2001

Funded status	(3,231)	(2,133)
Unrecognized prior service cost	55	55
Unrecognized net loss	3,466	2,125
Unrecognized transition obligation	(4)	(6)

Net position (as reported under French GAAP)	285	42
Additional minimum liability (gross of tax)	(1,815)	(299)

Accrued pension liability under U.S. GAAP	(1,530)	(257)

(g) SHARE-BASED COMPENSATION

Details on share option plans in respect of AXA are provided in note 30 "Stock Options".

Total compensation cost recognized in income for stock-based employee compensation in 2002 was €63 million (2001: €57 million and 2000: €684 million). The 2002 charge includes income of U.S.$11 million in 2002 in connection with the AXA Financial SAR liability (see note 30 "Share Options"), as the SARs are subject to variable accounting based on the change in market value of AXA ADSs for the year ended December 31, 2001 (2001: U.S.$74 million). In October 1995, the FASB issued Statement of Financial Accounting Standards No. 123 ("FAS 123") "Accounting for stock-based compensation" which requires disclosure of the cost to AXA of share options granted on or after January 1, 1995 based on the fair value of the options on the date they were granted. Had AXA accounted for share options granted since January 1, 1995 in accordance with FAS 123, net income and net income per ordinary share under U.S. GAAP (on a pro forma basis) would be as follows:

(in euro millions except for share amounts)

	Years Ended December 31,
	2002	2001 (restated)	2000 (a) (b)

U.S. GAAP:
Net Income:
- as reported	(2,588)	356	3,248
- adjustment for the compensation expense determined under fair value method, net of tax	(51)	(30)	328
- pro forma	(2,639)	326	3,576
Net Income per ordinary share: (a)
Basic:
- As reported	(1.52)	0.21	2.16
- Pro forma	(1.55)	0.19	2.38
Diluted:
- As reported (b)	(1.52)	0.21	2.10
- Pro forma	(1.55)	0.19	2.31

(a)	2000 "Net Income per Ordinary Share" data have been restated to take account of the 4-for-1 stock split approved by the shareholders at the annual general meeting held on May 9, 2001.
(b)	In connection with the buyout of minority interests in AXA Financial, certain outstanding stock options in AXA Financial common stock were subject to accelerated vesting.

Such pro forma effects are not necessarily indicative of future effects on net income and net income per ordinary share for example, the pro forma does not take account of options granted before January 1, 1995.

	Years Ended December 31,
	2002	2001	2000

Dividend yield	2.66%	2.45%	2.45%
Volatility	43.00%	30.00%	30.00%
Risk-free interest rate	4.75%	5.00%	5.20%
Expected life (years)	6	6	6

The weighted average fair value per option granted by the Company in 2002, 2001 and 2000 was €6, €11 and €50, respectively.

(h) UNAUDITED PRO FORMA INFORMATION RELATING TO ACQUISITIONS

This information is additional to that required under French GAAP and should be read in conjunction with note 4 "Business Combinations".

The unaudited pro forma consolidated results of operations have been prepared for comparative purposes only and are not indicative of the results of operations which actually would have resulted had the acquisition occurred on the dates indicated, or which may result in the future.

IMPACT OF THE BUYOUT OF THE MINORITY INTERESTS IN AXA FINANCIAL AND SUN LIFE & PROVINCIAL HOLDINGS (2000)

The following summarized unaudited pro forma information presents the consolidated results of operations of AXA for the year ended December 31, 2000 and assumes that the acquisitions of the minority interests in AXA Financial and in Sun Life & Provincial Holdings (SLPH) had taken place on January 1, 2000:

(in euro millions except for share data)

Year Ended December 31, 2000

Total revenues
- As reported	100,395
- Pro forma(a)	89,501
Net Income
- As reported	3,904
- Pro forma(b)	1,482

Net income per ordinary share(d)
- As reported
Basic	2.57
Diluted	2.44
- Pro forma net income per ordinary share(c)
Basic	0.89
Diluted	0.86

(a)	Total revenues of SLPH and AXA Financial and their subsidiaries were already included in AXA’s consolidated total revenues before the buyout of minority interests, as total revenues are before attribution to minority interests.
(b)	The pro forma financial information eliminates the after tax income from the DLJ discontinued operations (including the gain on the sale of DLJ) for the year ended December 31, 2000 for comparability purposes.
(c)	As a result of the acquisition of minority interests in AXA Financial, 25.8 million ordinary shares were issued, which effects the net income per ordinary share (basic and diluted).
(d)	Per ordinary share data restated to take account of the 4-for-1 stock split approved by the shareholders at the annual general meeting held on May 9, 2001.

The effects of other acquisitions that occurred in 2002, 2001 and 2000 were not material and, accordingly, have been excluded from the pro forma presentation.

(i) NEW ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED

US GAAP

In April 2003, the FASB issued SFAS No. 149 "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" ("FAS 149"). FAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities” specifically for decisions made: (i) as part of the Derivatives Implementation Group process that effectively required amendments to FAS 133, (ii) in connection with other projects dealing with financial instruments, and (iii) in connection with implementation issues raised in relation to the application of the definition of a derivative, in particular, the meaning of an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors, the meaning of underlying, and the characteristics of a derivative that contains financing components. FAS 149 is not expected to have an impact significantly different from that currently reflected in AXA's reconciliations to US GAAP in accordance with FAS 133.

In May 2003, the FASB issued SFAS No. 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (“FAS 150”). FAS 150 improves the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. FAS 150 does not apply to features embedded in a financial instrument that is not a derivative in its entirety. In addition to its requirements for the classification and measurement of financial instruments in its scope, FAS 150 also requires disclosures about alternative ways of settling the instruments and the capital structure of entities, all of whose shares are mandatorily redeemable. Most of the guidance in FAS 150 is effective for all financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. It is not expected that FAS 150 will have a significant impact on AXA's reconciliations to US GAAP.

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variables Interest Entities, an Interpretation of ARB No. 51” (“FIN 46”), which requires certain variable interest entities (“VIE”) to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated support from other parties. Effective in 2003, AXA will be required to consolidate a VIE if it is the primmary beneficiary, that is, it has a variable interest which will absorb a majority of the VIE’s losses or receive a majority of its residual returns, or both. In addition and with immediate effect, AXA is required to disclose VIE’s in which it has a significant interest. At December 31, 2002 AXA identified significant variable interests totalling €1,239 million, representing holdings in both collateralized dast obligation structures and investments in limited parnerships. Any related guarantees, where material, are disclosed in Note 26 “Off Balance Sheet Commitments”. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. AXA is continuing to assess the impact of FIN 46 on its consolidated financial statements.

In November 2002, the FASB Issued Interpretation No. 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees Including Indirect Guarantees of Indebtedness of Others” ("FIN 45"). FIN 45 addresses the disclosure about obligations under guarantees made by a guarantor. FIN 45 also clarifies the requirement related to the recognition of a liability by a guarantor at inception of a guarantee for the obligations that the guarantor has undertaken in issuing that guarantee. The fair value reporting provisions of FIN 45 are to be applied on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN 45 are applicable for the year ended December 31, 2002 (refer to Note 26 "Off-Balance Sheet Commitments").

In June 2002, the FASB issued SFAS No. 146 “Accounting for Costs Associated with Exit or Disposal Activities” ("FAS 146"). FAS 146 is applicable for all exist and disposal activities initiated after December 31, 2002. FAS 146 nullifies Emerging Issues Task Force Issue No. 94-3 "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exist an Activity (including Certain Costs Incurred in a Restructuring)". FAS 146 requires that the liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred instead of at the date the entity committed to the exit plan.

OTHER

In June 2002, the Council of the European Union ("EU") adopted a Regulation requiring listed companies in its Member States, which includes AXA, to prepare the consolidated financial statements in accordance with International Financial Reporting Standards ("IFRS"), previously known as International Accounting Standards or ("IAS") effective from January 1, 2005. AXA has initiated a project to plan for and implement the conversion from French GAAP to IFRS and is in the process of evaluating the transition of its financial reporting and operations to comply with IFRS.

35 - Events Subsequent to December 31, 2002

DISPOSALS

In Austria and in Hungary, AXA announced on December 18, 2002 the terms of its discussions with certain shareholders of UNIQA Versicherung AG, the first Life and fourth non-life insurer in Austria, for the sale of its business. This transaction has been signed by both parties in December 2002, but is still subject to the approval of local regulators. The estimated amount of the realized capital gain to be accounted for in 2003 is 45 million. In Australia, on 29 November 2002, AXA Asia Pacific Holdings announced that it had signed a memorandum of understanding to sell its 50% stake in Members Equity Pty Ltd for 51 million. The transaction was finalized early in 2003, at which time the realized capital gain on sale, of 11 million net Group share was booked in the Group consolidated accounts.

2002 DIVIDEND

At the annual general meeting of shareholders of AXA held on April 30, 2003, the shareholders approved the dividend in respect of 2002 of €0.34 per ordinary share, or €599 million based on number of shares outstanding at December 31, 2002. The approved dividend was subsequently paid on May 7, 2003.

ISSUANCE OF U.S.$500 MILLION UNDATED SUBORDINATED CALLABLE FIXED RATE NOTES

On May 7, 2003 AXA issued U.S.$500 million of undated subordinated callable fixed rate notes under its existing €3.0 billion Euro Medium Term Note program. The notes were issued at an issue price of 100% and bear interest at the rate of 7.10% per annum, payable quarterly in arrear. The Company may, at its option and in certain circumstances shall, redeem the notes, at par on or after November 7, 2008 or prior to this date in the event of certain tax or regulatory events. The proceeds of the issue will be primarily used to refinance existing subordinated bonds.

Schedule II

AXA (Parent Company)

CONDENSED BALANCE SHEETS

(in euro millions)

	At December 31,
	2002	2001

Assets
Investment in subsidiaries	35,883	34,771
Real estate	4	4
Other invested assets	2,302	3,710

Total investments	38,189	38,485
Cash and equivalents	195	43
Other assets	566	843

Total assets	38,950	39,371

Liabilities
Short-term and long-term debt and borrowings	2,867	3,487
Other liabilities	1,429	1,071

Total liabilities	4,296	4,558
Subordinated debt	7,515	7,885
Shareholders’ equity
Ordinary shares, €2.29 nominal value per ordinary share:	4,035	3,971
1,870 million shares authorized and 1,762 million shares issued and outstandig at December 31, 2002 and 1,848 million shares authorized and
1,734 million shares issued and outstandig at December 31, 2001
Capital in excess of nominal value	13,824	13,626
Retained earnings and reserves	9,279	9,331

Total shareholders' equity	27,138	26,928

Total liabilities, subordinated debt, and shareholders’ equity	38,950	39,371

See notes to parent company condensed financial statements.

Schedule II

AXA (Parent Company)

CONDENSED STATEMENTS OF INCOME

(in euro millions)

	Years ended December 31,
	2002	2001	2000

Dividends received from subsidiaries	1,481	1,882	1,520
Net investment results	(129)	(332)	(422)

Total revenues	1,352	1,550	1,098
Operating expenses	(152)	(183)	(165)

Income before income taxes	1,200	1,367	933
Income tax benefit	(134)	253	124

Net Income	1,066	1,620	1,057

See notes to parent company condensed financial statements.

Schedule II

AXA (Parent Company)

CONDENSED STATEMENTS OF CASH FLOWS

(in euro millions)

	Years ended December 31,
	2002	2001	2000[5]

Net income	1,066	1,620	1,057
Adjustments to reconcile net income
to net cash provided by operating activities:
Net realized investment (gains) losses	(49)	(127)	10
Change in income taxes	(50)	(251)	(100)
Changes in other assets and liabilities	270	20	426

Net cash provided by operating activities	1,237	1,262	1,393

Cash flows from investing activities:
Maturities and sales of investments	1,703	2,826	978
Purchases of investments	(96)	(39)	(201)
Investments in subsidiaries1	(1,389)	(5,813)	(9,105)

Net cash used in Investing activities	218	(3,026)	(8,328)

Cash flows from financing activities:
Additions to debt	571	2,805	7,436
Repayments of debt	(1,165)	(4,334)	(4)
Issuance of ordinary shares	262	353	3,942
Dividends	(971)	(927)	(713)

Net cash (used in) provided by financing activities	(1,303)	(2,103)	10,661

Change in cash and equivalents	152	(3,867)	3,726
Cash and equivalents, beginning of year	43	3,910	184

Cash and equivalents, end of year[2,3,4]	195	43	3,910

(1)	Includes a liability at December 31, 2000 of euro 2,973 million, which related to the amount of cash to be paid by AXA (the Company) in 2001 following the completion of the squeeze out merger on January 2, 2001 (discussed further in footnote (3) below). Of the euro 2,973 million, euro 2,078 million was paid out in 2001 to former minority shareholders.
(2)	Non-cash transactions in 2000 included: (i) conversion of the 6.0% mandatorily convertible bonds into ordinary shares at maturity in January 2000 of euro 282 million, (ii) the merger of AXA Participations (an existing wholly-owned subsidiary) with and into AXA (the Company) of euro 216 million, and (iii) ordinary shares exchanged in connection with AXA’s buyout of minority interests in AXA Financial of euro 3,131 million as at December 31, 2000.
(3)	Non-cash transactions in 2001 included: (i) conversion of the 4.5% mandatorily convertible bonds into ordinary shares at maturity in January 2001 of euro 320 million, (ii) the merger of Lor Finance and Financière 45 (existing wholly-owned subsidiaries) with and into AXA (the Company) of euro 2,198 million, and (iii) ordinary shares exchanged in connection with AXA’s buyout of minority interests in AXA Financial following the completion of the squeeze out merger of AXA Merger Corp. (a wholly-owned subsidiary of AXA created to effectuate the transaction) with and into AXA Financial on January 2, 2001 of euro 737 million.
(4)	There were no significant non-cash transactions in 2002.
(5)	Reclassifications have been made in respect of 2000 (i) euro 2,973 million from “changes in other assets and liabilities” to “investment in subsidiaries”, for the amount payable to former minority shareholders of AXA Financial attributable to AXA's buyout of minority interests in AXA Financial, which represents an “investing activity”, and (ii) adjustments to “investment in subsidiaries”, “repayment of debt” and “issuance of ordinary shares”, primarily to eliminate the impact of non-cash transactions described in footnote (2) above.

Schedule II

AXA (Parent Company)

NOTES TO PARENT COMPANY CONDENSED FINANCIAL STATEMENTS

1. Financial Statement Policies and Changes in Presentation

These parent company condensed financial statements of AXA (the Company), a French société anonyme à Directoire et Conseil de Surveillance should be read in conjunction with AXA's consolidated financial statements and the notes thereto prepared in accordance with French GAAP and reconciled to U.S. GAAP, which are included elsewhere in this annual report.

In France, parent company financial statements are prepared using a French statutory basis of accounting, which uses the cost method of accounting for investments.

2. Long-term Debt and Other Obligations

At December 31, 2002 and 2001, long-term debt and borrowings amounted to €2,648 million and €2,337 million, respectively. At December 31, 2002 aggregate maturities of long-term debt and borrowings based on required payments at maturity for 2003, the following four years and thereafter are €462 million in 2003, €739 million in 2004, € 350 million in 2005, €10 million in 2006, nil in 2007, €1,087 million in 2008 and thereafter.

Information relating to the subordinated debt (including terms of redemption by the issuer and share conversion) is provided in note 14 to AXA's consolidated financial statements.

3. Material Differences Between French GAAP and U.S. GAAP

The parent company condensed financial statements for the Company are prepared in accordance with generally accepted accounting principles in France. These accounting principles differ in certain material respects from accounting principles generally accepted in the United States of America.

The principle difference between French statutory GAAP and French GAAP (on a consolidated basis) as well as U.S GAAP (at the parent company level) relates to the accounting for equity investments in which the Company has significant influence. Under the French statutory basis of accounting, the cost method of accounting is used, whereas, under French GAAP (on a consolidated basis) and U.S. GAAP (parent company level), the equity method of accounting is used. Other differences between French GAAP and U.S. GAAP are described in notes 33 and 34 to AXA' s consolidated financial statements included elsewhere in this annual report.

(in euro millions)

	Years ended December 31,
	2002	2001	2000
		restated

Net income in accordance with French GAAP (statutory basis)	1,066	1,620	1,057
Dividends from subsidiaries	(1,458)	(1,843)	(1,211)
Contribution of consolidated subsidiaries under equity method	1,111	738	3,869
Other adjustments (a)	230	5	189

Total adjustments	(117)	(1,100)	2,847

Net income in accordance with French GAAP (consolidated basis)	949	520	3,904
U.S. GAAP adjustments	(3,536)	(164)	(656)

Net income in accordance with U.S. GAAP	(2,588)	356	3,248

(a)	Other adjustments in 2002 primarily relate to exceptional items, including:
	–	the realized capital gain on the sale of AXA Australia Health activities (National Mutual Health Insurance of €87 million Group Share),
	–	an exceptional profit of €148 million in Alliance Capital due to the partial release (€277 million) of the provision set up in 2000 to offset the dilution gain recorded when acquiring Sanfort C. Bernstein, Inc. This release was due to the buy-back of 8.16 million private units in Alliance Capital to the former shareholders of Sanford Bernstein, after these shareholders exercised their liquidity put options. This operation generated an additional goodwill of U.S.$122 million that was entirely amortized during the year (€129 million).
(in euro millions)

Shareholders’ equity	A tDecember 31,
	2002	2001

Shareholders’ equity in accordance with French GAAP (statutory basis)	27,138	26,928
Equity method adjustments	1,012	2,291
Goodwill charged directly to shareholders' equity	(4,439)	(4,439)

Shareholders’ equity in accordance with French GAAP (consolidated basis)	23,711	24,780
U.S. GAAP adjustments	146	4,560

Shareholders’ equity in accordance with U.S. GAAP	23,857	29,340

E-1

Item 19

The following is a list of the exhibits filed with this annual report or incorporated herein by reference:

1.	By-laws of the Company (filed herewith).
2.	Amended and Restated Deposit Agreement, dated as of April 27, 2001, among AXA, The Bank of New York and all owners from time to time of American Depositary Receipts issued thereunder, filed as Exhibit 3A to the Registration Statement on Form F-6 filed on April 18, 2001 (commission file no. 333-13376) and incorporated herein by reference.
3.	Voting Trust Agreement, as amended, dated as of January 22, 1997, filed as Exhibit 9.2 to the Company's Registration Statement on Form F-4 filed on November 21, 2000 (registration no. 333-50438) and incorporated herein by reference.
4.	(a) Merger Agreement, dated as of October 17, 2000, between AXA, AXA Merger Corp. and AXA Financial, filed as exhibit 2.1 to the Company's Registration Statement on Form F-4 filed on November 21, 2000 (registration no. 333-50438) and incorporated herein by reference.
(b) Employment Agreement, dated May 11, 2001, between Christopher M. Condron, and AXA Financial, Inc., filed as exhibit 10.16 to the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2001, filed on August 13, 2001 and incorporated herein by reference.
8.	List of the Company's consolidated subsidiaries at December 31, 2001 is provided in note 3 to the consolidated financial statements included as Item 18 in this annual report.
10.	(a) Consent of Independent Accountants (filed herewith).

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AXA
	/s/	Denis Duverne

Denis Duverne
Chief Financial Officer
Member of the Management Board

Date: June 30, 2003

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
(b) Employment Agreement, dated May 11, 2001, between Christoper M. Condron, and AXA Financial, Inc., filed as exhibit 10.16 to the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2001, filed on August 13, 2001 and incorporated herein by reference.
8.	List of the Company's consolidated subsidiaries at December 31, 2001 is provided in note 3 to the consolidated financial statements included as Item 18 in this annual report.
10.	(a) Consent of Independent Accountants (filed herewith).

SS-2

CERTIFICATIONS PURSUANT TO

SECTION 302 OF SARBANES-OXLEY ACT OF 2002

CERTIFICATION

I, Henri de Castries, Chief Executive Officer of AXA, certify that:

1.	I have reviewed this annual report on Form 20-F of AXA;
2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;
3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;
4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:
(a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
(b) evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and
(c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;
5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):
(a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and
(b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and
6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Dated: June 30, 2003 /s/ Henri de Castries Henri de Castries Chief Executive Officer

CERTIFICATIONS PURSUANT TO

SECTION 302 OF SARBANES-OXLEY ACT OF 2002

CERTIFICATION

I, Denis Duverne, Chief Financial Officer and a Member of the Management Board of AXA, certify that:

1.	I have reviewed this annual report on Form 20-F of AXA;
2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;
3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;
4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:
(a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
(b) evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and
(c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;
5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):
(a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and
(b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and
6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Dated: June 30, 2003 /s/ Denis Duverne Denis Duverne Chief Financial Officer Member of the Management Board