Form 20-F
AXA
filed 2004-06-25
CIK 898427

As filed with the Securities Commission on June 25,2004

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2003

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

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of March 31, 2004 was: 1,778,103,135 Ordinary Shares of euro 2.29 nominal value per share, including 62,554,091 American Depositary Shares (as evidenced by American Depositary Receipts), each representing one Ordinary Share.

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

Item 17 [ ] Item 18 [X]

Table of contents:

. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

/2

Presentation of Information

This Annual Report on Form 20-F (referred to herein as the “annual report”) has been filed with the United States Securities and Exchange Commission (referred to in this annual report as the “U.S. SEC” or “SEC”).

In this annual report, the “Company” refers to AXA SA, the parent company which is a société anonyme organized under the laws of France, and “AXA” refers to the Company together its direct and indirect subsidiaries. The Company’s ordinary shares are referred to in this annual report as “Shares” or “ordinary shares”. The principal trading market for the Company’s ordinary shares is the Premier Marché of the Euronext Paris SA., which we refer to in this annual report as the “ParisBourse”). The Company’s American Depositary Shares and Receipts are referred to in this annual report as “ADSs” and “ADRs”, respectively.

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

This annual report includes AXA’s consolidated financial statements for the years ended December 31, 2003, 2002 and 2001 and as at December 31, 2003 and 2002. AXA’s consolidated financial statements, including the notes thereto, are included in “Item 18 - Financial Statements” and have been prepared in accordance with accounting principles generally accepted in France, which we refer to in this annual report as “French GAAP”. Unless noted otherwise, the financial information contained in this annual report is presented in accordance with French GAAP. French GAAP is based on requirements set forth in French law and in European regulations that are described in notes 1 and 2 to the consolidated financial statements. French GAAP differs significantly from accounting principles generally accepted in the United States of America, which we refer to in this annual report as “U.S. GAAP”. See notes 33 and 34 to the consolidated financial statements for a description of the significant differences between French GAAP and U.S. GAAP, a reconciliation of net income and shareholders’ equity from French GAAP to U.S. GAAP and additional U.S. GAAP disclosures.

Various amounts in this document are shown in millions for presentation purposes. Such amounts have been rounded and, accordingly, may not total. Rounding differences may also exist for percentages.

Exchange Rate Information

France is a member of the European Monetary Union (“EMU”). On January 1, 1999 a single European currency known as the “Euro” was introduced and became the lawful currency of the EMU member states which include: Austria, Belgium, Denmark, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, The Netherlands, Portugal, Spain and Sweden. On such date, the legal rate of conversion between the French franc and the Euro was fixed at FF 6.55957 = €1.00 and transactions denominated in Euro started to take place, including new public debt issues. Euro banknotes and coins came into circulation on January 1, 2002. Outstanding obligations denominated in national

/3

currencies have been converted at the legal rates established on January 1, 1999 (unless specific contracts provide for an alternative conversion rate). On July 1, 2002, the Central European Bank withdrew the national currencies from circulation, and these currencies are no longer be legal tender for any transactions.

AXA publishes its consolidated financial statements in Euro (“Euro”, “euro” or €). Unless noted otherwise, all amounts in this annual report are expressed in Euro. The currency of the United States will be referred to as “US dollars” or “US$” or “$”. For historical exchange rate information, refer to “Item 3-Key Information-Exchange Rate Information”.

For a discussion of the impact of foreign currency fluctuations on AXA’s financial condition and results of operations, see “Item 5-Operating and Financial Review and Prospects-Market Conditions in 2003”.

Special Note Regarding Forward-Looking Statements

This annual report and other publicly available documents may include, and AXA’s officers and representatives may from time to time make, statements which may constitute “forward looking statements” within the meaning of the U.S. Securities Litigation Reform Act of 1995. These statements are not historical facts but instead represent AXA’s belief regarding future events many of which, by their nature, are inherently uncertain and outside of AXA’s control.

These statements may address among other things, AXA’s financial condition, results of operations and business, including its strategy for growth, product development, regulatory approvals, market position, embedded value and reserves. All statements other than statements of historical facts are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements, including those discussed elsewhere in this annual report and in AXA’s other public filings, press releases, oral presentations and discussions. Forward-looking statements include, among other things, discussions concerning the potential exposure of AXA to market risks, as well as statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions.

Forward-looking statements in this annual report are identified by use of the following words and other similar expressions, among others:

• “anticipate”	• “would”
• “believe”	• “objectives”
• “outlook”	• “could”
• “probably”	• “estimate”
• “project”	• “expect”
• “risks”	• “goals”
• “seek”	• “intend”
• “should”	• “may”
• “target”	• “shall”

/4

The following factors could affect the future results of operations of AXA and could cause those results to differ materially from those expressed in the forward-looking statements included in this annual report:

•	the intensity of competition from other financial institutions;
•	AXA’s experience with regard to mortality and morbidity trends, lapse rates and policy renewal levels relating to its life & savings operations, which also include health products;
•	the frequency, severity and development of property & casualty claims, including catastrophic events which are uncertain in nature, and policy renewal rates relating to AXA’s property & casualty business;
•	re-estimates of AXA’s reserves for future policy benefits and claims;
•	market risks related to (a) stock market prices, fluctuations in interest rates, and foreign currency exchange rates, (b) adverse changes in the economy in AXA’s major markets and other adverse developments that may affect the value of AXA’s investments and/or result in investment losses and default losses, (c) the use of derivatives and AXA’s ability to hedge such exposures effectively, and (d) counterparty credit risk;
•	the continuing impact of the September 11, 2001 terrorist attacks on the United States, the military and other responsive actions, the impact of more recent terrorist attacks and possibility of future terrorist-related incidents;
•	AXA’s ability to develop, distribute and administer competitive products and services in a timely, cost-effective manner and its ability to develop information technology and management information systems to support strategic goals while continuing to control costs and expenses;
•	AXA’s visibility in the market place, the financial and claims-paying ability ratings of its insurance subsidiaries, as well as AXA’s ability to access adequate financing to support its future business;
•	the effect of changes in laws and regulations on AXA’s businesses, including changes in tax laws affecting insurance (including annuity products) as well as operating income and changes in accounting and reporting practices;
•	the costs of defending litigation, the risk of unanticipated material adverse outcomes in such litigation and AXA’s exposure to other contingent liabilities;
•	adverse political developments around the world, particularly in the principal markets in which AXA and its subsidiaries operate;
•	the performance of others on whom AXA relies for distribution, investment management, reinsurance and other services; and
•	the effect of any pending or future acquisitions or disposals.

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

/5

PART I

Item 1:	Identity of Directors, Senior Management and Advisors Not applicable.
Item 2:	Offer Statistics and Expected Timetable Not applicable.
Item 3:	Key Information

Selected Consolidated Financial Data

The selected historical consolidated financial data presented below have been derived from AXA’s consolidated financial statements and related notes for the years ended December 31, 2003, 2002, 2001, 2000 and 1999. The historical data set out below is only a summary. You should read it in conjunction with the consolidated financial statements and related notes for the years ended December 31, 2003, 2002 and 2001 and as at December 31, 2003 and 2002 included elsewhere in this annual report.

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

French GAAP differs in certain material respects from U.S. GAAP. For a description of the material differences between French GAAP and U.S. GAAP relevant to AXA, please see “Item 5 – Operating and Financial Review and Prospects – Other Matters – Reconciliation of French GAAP to U.S. GAAP” and notes 33 and 34 to the consolidated financial statements. As indicated in note 33, in 2002 the U.S. GAAP adjustments as of and for the year ended December 31, 2001 had been restated for the accounting for other-than-temporary declines in value for securities, which reduced AXA’s 2001 U.S. GAAP consolidated net income by €1,128 million to €356 million. This adjustment did not change AXA’s consolidated shareholders’ equity.

AXA Insurance Holding in Japan and its subsidiaries use a financial year-end of September 30 and are consolidated as at and for the year ended September 30 in AXA’s consolidated financial statements.

/6

	Years ended December 31,
	2003	2003	2002	2001	2000	1999
(in millions, except per ordinary share amounts)	(US $) (f)	(€)	(€)	(€)	(€)	(€)

Income Statement Data:

In accordance with French GAAP:
Gross premiums and financial services revenues	90,230	71,628	74,727	74,832	79,971	66,528
Net investment result (a)	33,930	26,935	(8,713)	(1,244)	14,811	29,268
Total revenues	124,563	98,883	65,632	73,233	94,342	95,806
Income before income tax expense (i)	3,259	2,587	2,597	1,721	9,176	4,816
Income tax expense	(675)	(536)	(426)	(45)	(2,773)	(1,292)
Minority interests	(306)	(243)	(368)	(385)	(2,124)	(858)
Equity in income (loss) from affiliated entities	52	41	23	17	(23)	(10)
Net income (i)	1,266	1,005	949	520	3,904	2,021
Net income per ordinary share and per ADS: (b) (d)
– basic	0.72	0.57	0.55	0.30	2.57	1.43
– diluted	0.71	0.56	0.55	0.32	2.44	1.35

In accordance with US GAAP:
Gross premiums, net of reinsurance (c)	44,813	35,574	38,845	40,099	35,538	29,341
Income from continuing operations (before tax)	6,554	5,203	(1,125)	876	1,478	970
Income from continuing operations
(after tax and minority interest)	4,627	3,673	(2,588)	356	951	864
Income from discontinued operations (net of tax) (i)	–	–	–	–	192	344
Gain on sale of discontinued operation (net of tax) (i)	–	–	–	–	2,105	–
Net income	4,627	3,673	(2,588)	356	3,248	1,209
Net income per ordinary share: (b) (d)
Basic
Income from continuing operations
(after tax and minority interest)	2.67	2.12	(1.52)	0.21	0.63	0.62
Net income	2.67	2.12	(1.52)	0.21	2.16	0.87
Diluted
Income from continuing operations
(after tax and minority interest)	2,60	2,06	(1.52)	0.21	0.62	0.60
Net income	2,60	2,06	(1.52)	0.21	2.10	0.82

Other data (non-GAAP):
Number of ordinary shares outstanding	–	1,778.1	1,762.2	1,734.2	1,664.9	1,425.3
Net dividend distribution (in currency millions) (e)	851	676	599	971	926	713

/7

	Years ended December 31,
	2003	2003	2002	2001	2000	1999
(in millions, except per ordinary share amounts)	(US $) (f)	(€)	(€)	(€)	(€)	(€)

Balance Sheet Data:

In accordance with French GAAP:
Total assets	565,899	449,233	444,657	485,599	486,513	517,934
Shareholders’ equity	29,478	23,401	23,711	24,780	24,322	16,358
Shareholders’ equity per ordinary share (b) (d)	16.6	13.2	13.5	14.3	14.6	11.5

In accordance with US GAAP:
Total assets (i)	578,638	459,346	450,707	493,065	499,161	428,526
Shareholders’ equity	31,389	24,918	23,855	29,340	31,561	22,672
Shareholders’ equity per ordinary share (b) (d)	17.7	14.0	13.8	17.2	19.2	16.1

(a)	Includes investment income net of investment expenses and interest expense on short-term and long-term debt (other than interest expense relating to bank operating expenses of AXA’s other financial services operations), net realized investment gains and losses and net unrealized investment gains and losses on separate account (unit-linked) assets and on trading securities, including assets supporting the UK “With-Profit” business.
(b)	Under both French GAAP and U.S. GAAP (i) the calculation of net income per ordinary share is based on the weighted average number of ordinary shares outstanding for each period presented and (ii) shareholders’ equity per ordinary share is calculated based on the actual number of ordinary shares outstanding at each period-end presented. The U.S. GAAP calculations deduct ordinary shares held by AXA and its subsidiaries (that is, treasury shares) in the calculation of weighted average number of ordinary shares outstanding (for net income per ordinary share) and ordinary shares outstanding (for shareholders’ equity per ordinary share). The calculation of basic and diluted net income per ordinary share for each of the three years ended December 31, 2003 is presented in note 24 “Net Income per Ordinary Share” to AXA’s consolidated financial statements.
(c)	Gross premiums received from policyholders in respect of life & savings products, which are classified as “universal life” or “investment contracts”, such as separate account (unit-linked) products for U.S. GAAP, are recorded as revenue under French GAAP. Under U.S. GAAP, such amounts received are recorded as deposits, and only the policy-related fees charged to the policyholders for cost of insurance, administration, investment management, etc, are recorded as revenue.
(d)	2000 and 1999 financial data were restated to reflect the 4-for-1 stock split of AXA’s outstanding ordinary shares whereby the ratio between the AXA ordinary share and the ADS was changed from one AXA ADS representing one-half of an AXA ordinary share to one AXA ADS representing one AXA ordinary share, effective on May 16, 2001.
(e)	An annual dividend generally is paid each year in respect of the prior year after the annual ordinary general meeting of shareholders (customarily held in May or June) and before September of that year. Dividends are presented above in the year to which they relate not the year in which they are declared and paid. At the annual general meeting of shareholders of AXA held on April 21, 2004, the shareholders approved the declaration of a dividend in respect of 2003 of €0.38 per ordinary share. Dividends per ordinary share do not include any French avoir fiscal which may be receivable from the French Treasury. In general, dividends per ordinary share are based on the number of ordinary shares outstanding at the end of the year for each year presented.
(f)	The financial data have been translated from Euro to U.S. dollars using the Euro Noon Buying Rate at December 31, 2003 of €1.00 = US$1.2597 (see “ - Exchange rate information”). These translations are solely for the convenience of the reader and should not be construed as representations that the converted amounts actually represent such U.S. dollar amounts or could have been (at the relevant date) converted into U.S. dollars at the rate indicated or at any other rate.
(g)	As a result of the sale of DLJ in 2000 and in accordance with U.S. GAAP accounting treatment and presentation of discontinued operations, the income statement data in accordance with U.S. GAAP for 2000 and 1999 have been restated in respect of “total revenues” and “net income” from continuing operations. In respect of the balance sheet data in accordance with U.S. GAAP, “Total assets” data have been restated to include net assets of DLJ discontinued operations (which is reported as a single line item under total assets). The restated financial data for the years ended December 31, 2000 and 1999 were derived from the audited consolidated financial statements included elsewhere in this annual report. All other restated U.S. GAAP income statement data presented in the table below in respect of the discontinued operations have not been audited.
(h)	In 2001, “Income before income tax expense” excludes the amortization of goodwill, whereas in prior periods, it included the amortization of goodwill. Consequently, prior periods have been restated accordingly.
(i)	Financial data have been restated for the accounting for other-than-temporary decline in value for securities. See Note 33 to the consolidated financial statements for further information.

/8

Exchange Rate Information

The year-end and average exchange rates used in the preparation of the consolidated financial statements, to translate into Euro the results of operations of its principal subsidiaries and affiliates that are not denominated in euro, are set out in the table below.

		Year End Exchange Rate			Average Exchange Rate
		2003	2002	2001	2003	2002	2001
		(€)	(€)	(€)	(€)	(€)	(€)

U.S. Dollar		0.79	0.95	1.14	0.88	1.06	1.12
Japanese Yen (a)	(x100)	0.77	0.84	0.92	0.77	0.87	0.95
British Pound		1.42	1.54	1.64	1.45	1.59	1.61

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

U.S. dollar per euro
Calendar period	Average rate (a)

1999	1.0666
2000	0.9207
2001	0.8909
2002	0.9495
2003	1.1411
2004 (through April 30, 2004)	1.2365

(a) The average of the Noon Buying Rates on the last business day of each full month during the relevant period.

The table below sets forth the high and low Euro Noon Buying Rates for the most recent six months through to April 2004.

	U.S. dollar per euro
Month	High	Low

November 2003	1.1995	1.1417
December 2003	1.2597	1.1656
January 2004	1.2853	1.2387
February 2004	1.2848	1.2426
March 2004	1.2431	1.2088
April 2004	1.2358	1.1802

The Euro Noon Buying Rate on December 31, 2003 was €1.00 = US$ 1.2597.

/9

Dividends

AXA pays dividends in Euro. Future dividends will depend on AXA’s earnings, financial condition and other factors. Proposals for dividend payments are made by the Management Board, subject to approval by the Supervisory Board and final approval by AXA’s shareholders at the ordinary annual general meeting of shareholders. Dividends paid to holders of ordinary shares and ADSs will generally be subject to French withholding tax at a rate of 25% which, subject to certain procedures and exceptions, may be reduced to 15% for holders who are residents of the United States. Certain holders of ordinary shares and ADSs may be entitled to receive a subsequent payment equal to the French avoir fiscal (or tax credit) in an amount equal to 50% of any dividends paid by the Company, less applicable French withholding tax. See “Item 10-Additional Information-Taxation of Dividends - Avoir Fiscal” and “Précompte” for a summary of certain United States federal and French tax consequence to holders of ordinary shares and ADSs. The following table sets forth the total dividends paid per ordinary share with respect to each year indicated, with or without the French avoir fiscal, and before deduction of any French withholding tax. Dividends paid in each year are in respect of the prior year’s results.

	Net dividend	Gross dividend
	per ordinary share	per ordinary share (a)
Year	(€)	(€)

1999 (b)	0.50	0.75
2000 (b) (c)	0.55	0.83
2001 (c)	0.56	0.84
2002 (d)	0.34	0.51
2003 (e)	0.38	0.57

(a)	Payment equivalent to the French avoir fiscal or tax credit, less applicable French withholding tax, will be made only following receipt of a claim for such payment, and, in any event, not until after the close of the calendar year in which the respective dividends are paid. Certain US tax exempt holders of ordinary shares or ADSs will not be entitled to full payments of avoir fiscal (see “Item 10-Additional Information – Taxation”).
(b)	Restated to take account of the 4-for-1 stock split approved by the shareholders at the annual general meeting of shareholders held on May 9, 2001.
(c)	In 2000, dividends per ordinary share were based on the number of AXA ordinary shares outstanding at December 31, 2000 and also included the 4.9 million ordinary shares issued to the remaining minority interests in AXA Financial, Inc. following the completion of the merger of AXA Merger Corp. with and into AXA Financial, Inc. on January 2, 2001.
(d)	At the annual general meeting of shareholders of AXA held on April 30, 2003, the shareholders approved the declaration of a dividend in respect of 2002 of €0.34 per ordinary share, or €599 million in the aggregate based on the number of AXA ordinary shares outstanding at December 31, 2002.
(e)	At the annual general meeting of shareholders of AXA held on April 21, 2004, the shareholders approved the declaration of a dividend in respect of 2003 of €0.38 per ordinary share, or €676 million in the aggregate based on the number of AXA ordinary shares outstanding at December 31, 2003.

Following the 4-for-1 stock split approved at the annual general meeting held on May 9, 2001, one AXA ordinary share is equivalent to one AXA ADS and, therefore, dividend per ordinary share is equivalent to dividend per ADS information.

For information on AXA’s dividend policy, see “Item 8 - Financial Information” and “Item 10 - Additional Information - Dividends”.

/10

Risk Factors

RISKS RELATING TO VOLATILITY
OF OR DETERIORATION IN FINANCIAL MARKETS

A DECLINE OR INCREASED VOLATILITY IN THE SECURITIES MARKETS, AND OTHER ECONOMIC FACTORS, MAY ADVERSELY AFFECT OUR BUSINESS, IN PARTICULAR, CERTAIN OF OUR INSURANCE PRODUCTS, MUTUAL FUNDS AND ASSET MANAGEMENT BUSINESSES, AND MAY ALSO ADVERSELY AFFECT OUR INVESTMENT RETURNS AND PROFITABILITY

Fluctuations in the securities markets and other economic factors may adversely affect sales of our participating life insurance and pension products, mutual funds, asset management services and separate account (unit linked) products, including variable annuity products and variable life products. In particular, protracted or steep declines in the stock or bond markets typically reduce the popularity of these products. For example, in the U.S. Life & Savings operations, the decline in U.S. equity markets from 2000 through 2002 resulted in a significantly lower percentage of annuity premium invested in equity linked separate account options in those years (from approximately 71% in 2000 to 54% in 2002) and a significant decline in sales of variable life insurance and variable annuities from approximately €9,355 million in 2000 to approximately €8,881 million in 2002.

The level of volatility in the financial markets in which we invest and the overall investment returns earned in those markets substantially affect our profitability. Our investment returns, and thus our profitability, may be adversely affected from time to time by conditions affecting our specific investments and, more generally, by stock market, real estate market and other market fluctuations and general economic, financial market and political conditions. Our ability to make a profit on insurance products and investment products, including fixed and guaranteed products, depends in part on the returns on investments supporting our obligations under these products and the value of specific investments may fluctuate substantially depending on the foregoing conditions. Certain types of insurance, reinsurance and investment products that we offer may expose us, in particular, to risks associated with fluctuations in financial markets, including interest sensitive or variable products such as guaranteed annuities or variable annuities which have crediting or other guaranteed rates or minimum benefits not necessarily related to prevailing market interest rates or investment returns on underlying assets. During the latter half of the 1990s, our assets, earnings and ability to generate new sales increased due to significant growth in retirement savings-related products and very strong stock market appreciation, coupled with solid bond market appreciation spurred by declining interest rates. The negative economic trends and adverse investment climates in our major markets from 2000 through 2002 adversely affected our businesses and profitability in those years, and similar conditions may do so in future periods.

In addition, the growth of our asset management business depends to a significant extent on factors such as investment returns and risk management. We will not be able to accumulate and retain assets under management if our investment results underperform the market or the competition. Such underperformance would likely result in asset withdrawals and reduced sales. In addition, poor performance in the financial markets, in general, may adversely impact the value of the assets we manage, our ability to accumulate and retain those assets, as well as the revenues and profits that we earn from management of those assets. For example at December 31, 2002, our total assets under management declined to €742 billion as compared to €910 billion at December 31, 2001. This decrease can be attributed to a number of factors including (i) turbulent financial markets during 2002, which resulted in client

/11

withdrawals of assets under management, (ii) poor overall performance of equity markets during 2002, which resulted in a decline in the value of certain assets under management, and (iii) the strengthening of the Euro against most other major currencies, particularly the US Dollar. At December 31, 2003, our assets under management were €775 billion, a €33 billion increase from December 31, 2002, which can be attributed to a number of factors including a rebound in world equity markets during 2003 resulting in higher asset values which was partially offset by the strength of the Euro versus most other major currencies during 2003.

LOSSES DUE TO DEFAULTS BY OTHERS AND IMPAIRMENT OF OUR INVESTMENT ASSETS COULD NEGATIVELY AFFECT THE VALUE OF OUR INVESTMENTS AND REDUCE OUR PROFITABILITY

Third parties that owe us money, securities or other assets may not pay or perform under their obligations. These parties include the issuers whose securities we hold in our investment portfolios, reinsurers and retrocessionaires to which we have ceded risks, borrowers under the mortgage loans we make, customers, trading counterparties, counterparties under swap and other derivative contracts, clearing agents, exchanges, clearing houses and other financial intermediaries. These parties may default on their obligations to us due to bankruptcy, lack of liquidity, downturns in the economy or real estate values, operational failure or other reasons. Negative trends and investment climates in our major markets between 2000 and 2002 resulted in an increase in investment impairments on our investment assets due to defaults, credit downgrades and overall declines in securities markets. A similar downturn in future periods could result in increased impairments and we may realize additional losses in respect of our investment portfolios in the future.

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

INTEREST RATE VOLATILITY MAY ADVERSELY AFFECT OUR PROFITABILITY

During periods of declining interest rates, life insurance and annuity products may be relatively more attractive to consumers, resulting in increased premium payments on products with flexible premium features, and a higher percentage of insurance policies remaining in force from year-to-year. During a low interest rate period, such as the current environment, our investment earnings may be lower because the interest earnings on our fixed income investments likely will have declined in parallel with market interest rates. In addition, mortgages and fixed maturities in our investment portfolios will be more likely to be prepaid or redeemed as borrowers seek to borrow at lower interest rates. Consequently, we may be required to reinvest the proceeds in securities bearing lower interest rates. Accordingly, during periods of declining interest rates, our profitability may suffer as the result of a decrease in the spread between interest rates credited to policyholders and returns on our investment portfolio.

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

/12

The profitability of our spread-based businesses depends in large part upon our ability to manage interest rate spreads, and the credit and other risks inherent in our investment portfolio. For example, in Japan the movements in rates over the last decade have had a significant impact on many Japanese life insurers, including our Japanese life insurance subsidiaries, which issued long-term policies and contracts with guaranteed fixed rates during periods of significantly higher interest rates but now operate (and invest their assets) in Japan’s low interest rate deflationary environment which has resulted in “negative spread” on certain of these guaranteed rate policies and contracts.

While we monitor and manage risks of this nature carefully, we cannot guaranty that we will successfully manage our interest rate spreads or the potential negative impact of those risks.

FLUCTUATIONS IN CURRENCY EXCHANGE RATES MAY AFFECT OUR EARNINGS

Translation fluctuations: AXA publishes its consolidated financial statements in Euro. For the year ended December 31, 2003, approximately 51% of AXA’s gross premiums and financial services revenues and 58% of AXA’s benefits, claims and other deductions were denominated in currencies other than the Euro, primarily U.S. dollars, Pounds sterling, Japanese Yen and Australian dollars (2002: 53% and 41%, respectively). While AXA seeks to manage its exposure to foreign currency fluctuations through hedging, fluctuations in the exchange rates used to translate these currencies into Euro may have a significant impact on AXA’s reported results of operations from year to year.

Transaction-based fluctuations: AXA’s obligations are denominated either in Euro or other currencies, the value of which is subject to foreign currency exchange rate fluctuations. AXA’s interest obligations on its outstanding debt, however, are generally matched to cash dividends to be received by AXA in the same currencies. Approximately €250 million of the cash dividends received by the Company in 2003 were paid in currencies other than the Euro (2002: €387 million). In 2003, approximately €161 million and €451 million of interest payments in currencies other than the Euro were made by the Company and AXA, respectively (2002: €173 million and €533 million, respectively).

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
  changes arising due to the time lag between the occurrence of the insured event, notification of the claim (from the insured party, a third party or a ceding company) and the final settlement (payment) of the claim, primarily attrib-

/13

utable to long tail casualty claims that may take several years to settle due to the size and nature of the claim, and the occurrence of large natural catastrophes late in the financial year for which limited information may be available at year end;

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

As with other property & casualty insurers and reinsurers, our operating results and financial condition can be adversely affected by volatile and unpredictable natural and man-made disasters, such as hurricanes, windstorms, earthquakes, fires and explosions. Over the past several years, changing weather patterns and climatic conditions, such as global warming, have added to the unpredictability and frequency of natural disasters in certain parts of the world and created additional uncertainty as to future trends and exposures. We generally seek to reduce our exposure to these events through individual risk selection and the purchase of reinsurance. We have experienced in the past, and could experience in the future, material losses from such disasters and catastrophic events. In addition, there is a high degree of uncertainty with respect to future exposure from asbestos claims because of significant issues surrounding the liabilities of insurers, diverging legal interpretations and judgements in different jurisdictions and more aggressive asbestos related litigation, particularly in the U.S. These uncertainties include the extent of coverage under insurance policies, whether or not particular claims are subject to an aggregate limit, the number of occurrences involved in particular claims and new theories of insured and insurer liability. We have established reserves for insurance and reinsurance contracts related to environmental pollution and asbestos at December 31, 2003, which represent our best estimate of ultimate claims exposure at December 31, 2003 based on known facts and current law. However, given uncertainties surrounding asbestos related claims, we cannot assure you that ultimate losses will not materially exceed our claims reserves and have a material adverse effect on our earnings. For additional information, see “Environmental Pollution, Asbestos and other Exposures” in note 15 to AXA’s consolidated financial statements included in Item 18 of this annual report.

In our life & savings businesses our earnings also depend significantly upon the extent to which our actual claims experience is consistent with the assumptions we use in setting the prices for our products and establishing the liabilities for obligations for technical provisions and claims. AXA uses both its own experience and industry data to

/14

develop estimates of future policy benefits including information used in pricing the insurance products and establishing the related actuarial liabilities. However, there can be no assurance that actual experience will match these estimates. To the extent that our actual benefits paid to policyholders is less favorable than the underlying assumptions used in initially establishing the future policy benefit reserves, we may be required to increase our liabilities, which may reduce our net income. For example, certain variable annuity products issued or reinsured by certain of our subsidiaries contain guaranteed minimum death benefit (“GMDB”) and guaranteed minimum income benefit (“GMIB”) features. The determination of GMDB and GMIB liabilities is based on models which involve numerous estimates and subjective judgments, including those regarding expected market rates of return and volatility, GMIB election rates, contract surrender rates and mortality experience. Determination of liabilities for our other lines of life & savings business, such as our annuity business, as well as our disability income business, also involve numerous assumptions and subjective judgments as to mortality and morbidity experience, investment returns, expenses, policy surrender rates, policy lapse rates, and other matters. There can be no assurance that ultimate actual experience on these products will not differ, upwards or downwards, from management’s estimates. In addition, certain acquisition costs related to the sale of new policies and the purchase of policies already in force have been recorded as assets on our balance sheet and are being amortized into income over time. If the assumptions relating to various factors including the future profitability of these policies (such as future claims, investment income and expenses) and policy lapses and surrenders are not realized, the amortization of these costs could be accelerated and may even require write-offs due to unrecoverability. These factors could have a material adverse effect on our business, results of operations and financial condition.

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

REINSURANCE MAY NOT BE ADEQUATE TO PROTECT US AGAINST LOSSES AND WE MAY INCUR LOSSES DUE TO THE INABILITY OF OUR REINSURERS TO MEET THEIR OBLIGATIONS

In the normal course of business, AXA seeks to reduce the loss that may arise from catastrophes or other events that cause unfavorable underwriting results through reinsurance. Under the reinsurance arrangements, other insurers assume a portion of the losses and related expenses; however, we remain liable as the direct insurer on all risks reinsured. Consequently, ceded reinsurance arrangements do not eliminate our obligation to pay claims. In addition, we are subject to credit risk with respect to our ability to recover amounts due from reinsurers. Although we evaluate periodically the financial condition of our reinsurers to minimize our exposure to significant losses from reinsurer insolvencies, our reinsurers may become financially unsound by the time their financial obligation becomes due. The inability of any reinsurer to meet its financial obligations to us could impact our results of operations. In addition, the availability, amount and cost of reinsurance depends on general market conditions and may vary significantly. Reinsurance may not be available to us in the future at commercially reasonable rates and any decrease in the amount of our reinsurance will increase our risk of loss.

/15

ELIMINATION OF TAX BENEFITS FOR OUR PRODUCTS AND OTHER CHANGES IN LAWS AND REGULATIONS MAY ADVERSELY AFFECT SALES OF OUR INSURANCE AND INVESTMENT ADVISORY PRODUCTS

Changes to tax laws may affect the attractiveness of certain of our products, which currently have favorable tax treatment. From time to time, governments in the jurisdictions in which we do business, including in France and the United States, have considered or implemented proposals for tax law changes that could adversely affect our products. These proposals have included, for example, proposals to tax the undistributed increase in value of life insurance policies or similar proposals that affect the tax-favored status of life insurance products in certain jurisdictions. In addition, legislation enacted in the United States in the spring of 2001 increased the size of estates exempt from the federal estate tax, phasing in reductions in the estate tax rate between 2002 and 2009 and repealing the estate tax entirely in 2010. Under the legislation, however, the estate tax will be reinstated, without the increased exemption or reduced rate, in 2011 and thereafter. This legislation, and possible future changes to it, could have a negative impact on the sales of estate planning products by US life insurance companies including our US subsidiary. The enactment of these or other types of or other tax legislation in the various countries where we operate could result in a significant reduction in sales of our currently tax-favored products.

OUR BUSINESS IS SUBJECT TO EXTENSIVE REGULATION IN THE VARIOUS COUNTRIES WHERE WE OPERATE AND WE ARE PARTY TO LITIGATIONS AND INVESTIGATIONS WHICH MAY HAVE AN ADVERSE EFFECT ON OUR BUSINESS, FINANCIAL CONDITIONS OR RESULTS OF OPERATIONS

We are subject to detailed and comprehensive regulation and supervision in all the jurisdictions in which we transact business. Our insurance operations are subject to insurance laws and regulations, which are generally intended to protect policyholders, not our shareholders. Changes in existing insurance laws and regulations may materially affect the way in which we conduct our business and the products we may offer. In addition, changes in pension and employee benefit regulation, social security regulation, financial services regulation, taxation and the regulation of securities products and transactions may also adversely affect our ability to sell new policies or our claims exposure on existing policies. For example, the U.K. government adopted new legislation relating to employee pension schemes which became effective in April 2001. The new legislation imposed a limit on the fee that insurance companies are allowed to charge for administering Stakeholders’ Pensions, the simplified individual pensions promoted by the new legislation. As a result of this legislative change, UK life insurers, including our U.K. subsidiary, have experienced increased pricing and competitive pressure with respect to these types of products. At the same time, UK regulators have been imposing increasingly stringent capital requirements on insurers, including our UK subsidiary, and new regulatory measures to assess capital adequequacy including reporting to regulators on the basis of “realistic balance sheets” with a “market consistent” valuation approach for assets and liabilities. Our asset management operations are also subject to extensive regulation in the various jurisdictions where they operate. These regulations are primarily intended to protect investors in the securities markets or investment advisory clients and generally grant supervisory authorities broad administrative powers. Changes to these laws and regulations may adversely affect our asset management operations. For a discussion of regulations which affect our business, please see Item 4 “Information on the Company - Additional Factors which may affect AXA’s Business”. We cannot predict with any certainty the effect that any proposed or future regulation may have on the business, financial condition or results of operations of our various businesses. It is possible that these businesses may be adversely affected by changes in applicable laws or regulations or in their interpretation or enforcement.

/16

In addition, we have been named as defendants in lawsuits (both class action and individual), are subject to regulatory investigations or examinations and/or are involved in similar actions or proceedings arising in the various jurisdictions where they do business. These actions arise in various contexts including in connection with our activities as an insurer, securities issuer, employer, investment advisor, investor and taxpayer. Certain of these lawsuits and investigations seek significant or unspecified amounts of damages, including punitive damages, and certain of the regulatory authorities involved in these investigations have very substantial powers over the conduct and operations of our business. For example, during 2003, our US subsidiary Alliance Capital was the subject of an investigation conducted by the New York Attorney General and the SEC into certain practices in the US mutual fund industry known as “market timing” and was also named in more than 40 lawsuits in connection with this matter. In December 2003, Alliance reached a settlement with the SEC and New York Attorney General which involved establishment of a $250 million restitution fund, reduction in its management fees on certain mutual funds and other terms. Please see Item 4 “Information on the Company - Additional Factors which may affect AXA’s Business” of this annual report for additional information on this investigation. Due to the nature of certain of these lawsuits and investigations, we cannot make an estimate of loss or predict with any certainty the potential impact of these suits or investigations on our business, financial condition or results of operations. Please see Item 18, Note 28 – “Litigation” and Item 4 “Information on the Company - Additional Factors which may affect AXA’s Business” of this annual report for additional information.

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

THE TERRORIST ATTACKS ON THE UNITED STATES AND ENSUING EVENTS MAY HAVE A CONTINUING NEGATIVE IMPACT ON CERTAIN OF OUR BUSINESSES

Our losses arising from insurance claims in connection with the terrorist attacks on September 11, 2001 had a negative effect on our net income in 2001 and 2002. In 2003, there was no material impact on our results of operations from the cost of the September 11, 2001 claims. The estimated cost for AXA for the year ended December 31, 2002, amounted to €903 (before tax and net of reinsurance), or €604 million net of tax and reinsurance. These estimates are based on the best information available to management; however, they may be affected by a number of factors including, for example, possible bankruptcies of reinsurers who provide coverage to us and/or an adverse result for the insuers and reinsurers party to the litigation pending in New York as to whether the terrorist attack on the World Trade Center constituted a single insurable incident or two separate incidents. Consequently, there can be no assurance that AXA’s ultimate exposure will not be greater than these estimates, particularly in the event of an adverse determination in the pending World Trade Center litigation referred to above.

/17

We cannot assess with any degree of certainty the future effects on our businesses of terrorist attacks that may occur throughout the world and other responsive actions, including war. The terrorist attacks and responsive actions in recent years have significantly adversely affected general economic, financial market and political conditions, increasing many of the risks in our businesses noted in the previous risk factors. This may have a negative effect on our businesses and results of operations over time. Our general account investment portfolios include investments in industries that we believe may be adversely affected by the terrorist attacks and responsive actions, including airlines, lodging and entertainment companies and non-life insurance companies. The effect of these events on the valuation of these investments is uncertain and could lead to impairments due to other-than-temporary declines in the value of investments. The cost, and possibly the availability, in the future of reinsurance covering terrorist attacks for our various insurance operations is uncertain. In addition, the rating agencies could reexamine the ratings affecting the insurance industry generally, including our companies.

AS A GLOBAL BUSINESS, WE ARE EXPOSED TO DIFFERENT LOCAL POLITICAL, REGULATORY AND BUSINESS RISKS AND CHALLENGES WHICH MAY AFFECT THE DEMAND FOR OUR PRODUCTS AND SERVICES, THE VALUE OF OUR INVESTMENTS PORTFOLIO AND THE CREDIT QUALITY OF LOCAL COUNTERPARTIES

We offer our products and services in Europe, North and South America, the Asia/Pacific zone, the Middle East and Africa through wholly-owned and majority-owned subsidiaries, joint ventures, companies in which we hold a noncontrolling equity stake, agents and independent contractors. Our international operations expose us to different local political, regulatory, business and financial risks and challenges which may affect the demand for our products and services, the value of our investment portfolio, the required levels of our capital and surplus, and the credit quality of local counterparties. These risks include, for example, political, social or economic instability in countries in which we operate, fluctuations in foreign currency exchange rates, credit risks of our local borrowers and counterparties, lack of local business experience in certain markets, risks associated with the exposure to insurance industry insolvencies through policyholder guarantee funds or similar mechanisms set up in foreign markets and, in certain cases, risks associated with the potential incompatibility with foreign partners, especially in countries in which we are conducting business through entities we do not control.

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

/18

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

In addition, certain of our principal insurance subsidiaries are subject to restrictions on the amount of dividends and debt repayments that can be paid to us and our affiliates. While we do not believe that these restrictions currently constitute a material limitation on our ability to meet our obligations or pay dividends on our shares, these restrictions may constitute a material limitation in the future. For further detail, see Item 5 under “Liquidity and Capital Resources” and also note 30 “Dividends restrictions and minimum capital requirements” to AXA’s consolidated financial statements included in Item 18 of this annual report.

OUR FRENCH GAAP RESULTS MAY DIFFER SIGNIFICANTLY FROM OUR U.S. GAAP RESULTS

The Company’s primary financial statements are in French GAAP. For purposes of its listing on the NYSE, the Company reconciles its French GAAP annual financial results to U.S. GAAP each year. There are significant differences between French GAAP and U.S. GAAP which lead to different results under the two systems of accounting. Differences in AXA’s consolidated French GAAP and U.S. GAAP results have been significant over the last two years. In 2003, the most significant differences related primarily to differing rules with respect to treatment of goodwill, impairments for “other-than-temporary” declines in the value of fixed maturity and equity securities, recoverability of deferred tax assets, valuation of holdings in mutual funds, the accounting for derivatives instruments in hedging activities and the accounting for UK “With-Profits” contracts. While we cannot predict with any certainty the extent to which the Company’s French GAAP and U.S. GAAP results will differ in future years, we believe that differences are likely to continue given the different accounting principles that apply under the two systems.

OUR TRANSITION TO INTERNATIONAL ACCOUNTING STANDARDS MAY AFFECT OUR OPERATING RESULTS

The basis on which we prepare our financial statements and report our operating results will be changed given that in June 2002, the Council of the European Union (“EU”) adopted a regulation requiring listed companies in its Member States to prepare consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”), previously known as International Accounting Standards or (“IAS”). This new regulation will take effect on

/19

January 1, 2005. The impact of adopting IFRS is difficult to predict with any certainty at this time given that the International Accounting Standards Board (“IASB”) has only recently finalized certain standards with respect to accounting for financial instruments and accounting for certain types of insurance written by insurance companies and the IASB is currently in the process of revising IAS 39 with respect to financial assets under the “fair value” option. The adoption of IFRS may increase the volatility of our reported earnings in future periods, and, in periods of declining equity markets and/or increasing interest rates, negatively impact our reported earnings.

OUR ACQUISITIONS MAY DIVERT MANAGEMENT ATTENTION AND OTHER RESOURCES AND INVOLVE RISKS OF UNDISCLOSED LIABILITIES AND INTEGRATION ISSUES

In recent years we have completed a number of acquisitions around the world and we may make further acquisitions in the future. Growth by acquisition involves risks that could adversely affect our operating results, including the substantial amount of management time that may be diverted from operations to pursue and complete acquisitions, difficulties in managing and integrating the additional operations and personnel of acquired companies, significant delays in completing the integration of acquired companies and the potential loss of key employees or customers of these companies. In connection with certain of our mergers and acquisitions, we have experienced difficulties in rationalizing and integrating multiple information technology (“IT”) systems of acquired companies, including accounting information systems from different vendors such as general ledger packages, with our existing IT systems. Integration and rationalization of multiple and sometimes outdated IT systems in acquired companies may cause various issues including delay and unforeseen costs in the integration process, the necessity for extensive management attention and resources, as well as issues in the timely production of financial information required for inclusion in consolidated financial statements prepared on a local GAAP, French GAAP and/or US GAAP basis. Our acquisitions could also result in the incurrence of additional indebtedness, costs, contingent liabilities and amortization expenses related to goodwill and other intangible assets, all of which could materially adversely affect our businesses, financial condition and results of operations. Future acquisitions may also have a dilutive effect on the ownership and voting percentages of existing shareholders.

The businesses we have acquired include life & savings, property & casualty insurance, asset management and retail banking operations. There could be unforeseen liabilities that arise out of the businesses we have acquired and may acquire in the future which may not be covered by, or exceed the amount of, the indemnification obligations of sellers.

WE MAY HAVE CONTINGENT LIABILITIES FROM DISCONTINUED, DIVESTED AND RUN-OFF BUSINESSES AND MAY INCUR OTHER OFF-BALANCE SHEET LIABILITIES THAT MAY RESULT IN INCOME STATEMENT CHARGES

We may from time to time retain insurance or reinsurance obligations and other contingent liabilities in connection with our divestiture, liquidation or run-off of various businesses, and our reserves for these obligations and liabilities may prove to be inadequate. The costs and liabilities associated with the divested and run-off businesses and other contingent liabilities could cause us to take additional charges that could be material to our results of operations. We may also from time to time in the course of our business give guarantees and enter into derivative and other types of off balance sheet transactions that could result in income statement charges. For additional information, see note 26, “Off Balance Sheet Commitments” and also note 25 “Financial Instruments”, to AXA’s consolidated financial statements included in Item 18 of this Annual Report.

/20

SIGNIFICANT SHAREHOLDERS OF AXA MAY HAVE INTERESTS CONFLICTING WITH YOUR INTERESTS AND FINAXA OWNS THE AXA TRADEMARK THAT WE CONSIDER TO BE IMPORTANT TO THE MARKETING OF OUR PRODUCTS AND SERVICES

The Mutuelles AXA, three French mutual insurance companies, acting as a group, owned at February 29, 2003, directly and indirectly through Finaxa, a holding company they control, approximately 20.17 % of the issued ordinary shares of AXA representing approximately 32.05 % of the voting power. Most of the shares owned by the Mutuelles AXA have double voting rights pursuant to the provisions of AXA’s statuts, see “Item 10 - Additional Information – Certain Rights of AXA’s shareholders – Voting Rights” of this annual report. The Mutuelles AXA are parties to agreements pursuant to which they have stated their intention to collectively exercise majority control over Finaxa. Given the long-term nature of their relationship with AXA, we cannot assure you that the interests of the Mutuelles AXA will not, from time to time, conflict with your interests as a shareholder. For example, even though the Mutuelles do not hold a majority of the total voting power in AXA, a decision by the Mutuelles AXA to decline or deter a future offer to acquire control of AXA, which other shareholders may find attractive, may prevent other shareholders from realizing a control premium for their AXA ordinary shares or ADRs. The Mutuelles AXA may decide to increase their interest in AXA or to sell all or a portion of the ordinary shares they own at some future date.

The Life & Savings business and the Property & Casualty business of the Mutuelles AXA and the Company’s French insurance subsidiaries use similar distribution channels but are managed in such a way as to maintain the legal distinctions between their respective businesses. There are no agreements between the Mutuelles AXA and the Company’s insurance subsidiaries that restrict in any way their ability to compete with one another. The Mutuelles AXA, which have no employees, use employees of the Company’s French insurance subsidiaries. Most of the costs and expenses of operating the Life & Savings business and the Property & Casualty business in the Company’s French insurance subsidiaries (other than commissions and personnel costs) are shared by the relevant Company subsidiaries and the Mutuelles AXA and allocated among them through Groupements d’Intérêt Economique or “GIEs”. GIEs are partnerships that perform various common services for their members and allocate associated costs and expenses.

These costs and expenses currently are allocated on the basis of actual use of the specific service, to the extent practicable. The manner of managing these insurance businesses or allocating these costs and expenses may change in the future in a way that may increase AXA’s operating costs and adversely affect its results of operations. For additional information, please see Item 7 “Major Shareholders and Related Party Transactions – Relationship with the Mutuelles AXA” in this Annual Report.

Finaxa is the Company’s largest single shareholder and has a long-term, cooperative relationship with us. Finaxa owns the AXA trademark which it has licensed to us pursuant to a license agreement dated May 21, 1996. This non-exclusive license to us may be terminated at any time by either party, three months after delivery to the other party of a written notice of termination. Finaxa has, however, agreed not to exercise its right to terminate the license to us so long as Finaxa is our largest shareholder. Upon termination, we and our subsidiaries are required to cease using the AXA trademark and any sublicenses will immediately terminate. In the event that Finaxa ceases to be our single largest shareholder, Finaxa may decide at a future date to terminate the non-exclusive license of the AXA trademark to us or to seek to alter the terms upon which the license is granted in a way unfavorable to us. Our inability to use the AXA trademark or any adverse change to the terms of the license could have a negative impact on the marketing of our

/21

products and services and on our profitability. In addition, the existence of this right of Finaxa may also deter potential acquirers from making an offer to acquire control of AXA. For further information please see Note 29 “Related Party Transactions – AXA/FINAXA Trademark License” in Item 18 of this Annual Report.

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

/22

THE HOLDERS OF AXA ADSs IN THE UNITED STATES MAY NOT BE ABLE TO PARTICIPATE IN OFFERINGS OF RIGHTS, WARRANTS OR SIMILAR SECURITIES TO HOLDERS OF OUR ORDINARY SHARES ON THE SAME TERMS AND CONDITIONS AS OUR ORDINARY SHAREHOLDERS

In the event that we offer rights, warrants or similar securities to the holders of our ordinary shares or distribute a dividend payable, in whole or in part, in securities, the Deposit Agreement provides that the Depositary (after consultation with AXA) shall have discretion as to the procedure to be followed in making such rights or other securities available to ADR holders including disposing of such rights or other securities and distributing the net proceeds in U.S. dollars to ADR holders. Given the significant number of AXA’s ADR holders in the U.S., AXA generally would be required to register with the SEC any public offering of rights, warrants or other securities made to its U.S. ADR holders unless an exemption from the registration requirements of the U.S. securities laws is available. Registering such an offering with the SEC can be a lengthy process which may be inconsistent with the timetable for a global capital raising operation. Consequently, we have in the past and may in the future elect not to make such an offer in the United States, including to our ADR holders in the United States but rather to conduct such an offering in an “offshore” transaction in accordance with Regulation “S” under the Securities Act of 1933. Consequently, the can be no assurance that our ADR holders will be able to participate in such an offering in the same manner as our ordinary shareholders.

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

/23

AS A “FOREIGN PRIVATE ISSUER” IN THE US, AXA IS EXEMPT FROM A NUMBER OF RULES UNDER THE U.S. SECURITIES LAWS AND IS PERMITTED TO FILE LESS INFORMATION WITH THE SEC

As a “foreign private issuer,” AXA is exempt from rules under the U.S. Securities Exchange Act of 1934 (the “Exchange Act”) that impose certain disclosure and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, AXA’s officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of AXA ordinary shares and ADRs. Moreover, AXA is not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act, nor is it required to comply with Regulation FD, which restricts the selective disclosure of material information. Accordingly, there may be less information concerning AXA publicly available than there is for U.S. public companies.

JUDGMENTS OF U.S. COURTS MAY NOT BE ENFORCEABLE AGAINST US

Judgment of U.S. courts, including those predicated on the civil liability provisions of the Federal securities laws of the United States, may not be enforceable in French courts. As a result, our shareholders who obtain a judgment against us in the United States may not be able to require us to pay the amount of the judgment.

/24

Item 4: Information on the Company

Introduction

The Company is the holding company for AXA, a worldwide leader in financial protection. Based on available information at December 31, 2003, AXA was one of the world’s largest insurance groups, with consolidated gross revenues of €71.6 billion for the year ended December 31, 2003. AXA is also one of the world’s largest asset managers, with total assets under management as at December 31, 2003 of €775 billion, including assets managed on behalf of third party clients of €392.3 billion. Based on available information at December 31, 2002, AXA was the world’s 8th largest asset manager1, including banking companies engaged in the asset management business, with total assets under management of €741.6 billion.

AXA operates primarily in Western Europe, North America and the Asia Pacific region and, to a lesser extent, in other regions including in particular the Middle East. AXA has five operating business segments: Life & Savings, Property & Casualty, International Insurance (including reinsurance), Asset Management, and Other Financial Services. In addition, various holding companies within the AXA Group conduct certain non-operating activities.

The tables below summarize certain key financial data by segment for the periods and as at the dates indicated.

Consolidated gross premiums and net income

	Years ended December 31,
(in euro millions, except percentages)	2003		2002		2001

Consolidated gross premiums
and financial services revenues
Life & Savings (a)	46,799	65%	48,586	65%	48,399	65%
Property & Casualty	17,098	24%	15,948	21%	15,896	21%
International Insurance	3,972	6%	5,762	8%	5,678	8%
Asset Management	2,922	4%	3,411	5%	3,730	5%
Other financial services	836	1%	1,020	1%	1,128	2%

Consolidated gross premiums
and financial services revenues	71,628	100%	74,727	100%	74,832	100%

Net income
Life & Savings	671	49%	1,063	88%	922	110%
Property & Casualty	448	33%	(19)	(2%)	52	6%
International Insurance	142	10%	(176)	(15%)	(386)	(46%)
Asset Management	(24)	(2%)	218	18%	153	18%
Other financial services	138	10%	119	10%	97	12%

Net income from operating segments	1,376	100%	1,206	100%	838	100%

Holding companies	(371)		(257)		(318)

Net income	1,005		949		520

(a)	Gross premiums received from policyholders in respect of Life & Savings products which are classified as “universal life” or “investment contracts” (including separate account (unit-linked) products) for U.S. GAAP, are recorded as revenue under French GAAP. Under U.S. GAAP, such amounts received are recorded as deposits, and only the policy-related fees charged to the policyholders for costs of insurance, administration, investment management, etc, are recorded as revenue.

Note that UK Health activities are now presented from January 1, 2003 in “Property & Casualty” Segment, while presented under “Life & Savings” until 2002.

(1) Based on 2002 assets under management.

/25

Other Financial Data	2003	2002	2001

For the years ended December 31,
Net income per ordinary share (in euros)
Basic	0.57	0.55	0.30
Diluted	0.56	0.55	0.32

At December 31,
Shareholders’ equity (in euro millions)	23,401	23,711	24,780
Average share price (in euros)	14.1	17.8	30.3
Share price as at December 31 (in euros)	17.0	12.8	23.5

AXA’s Total Assets Under Management

	At December 31,
(in euro millions)	2003	2002	2001

AXA (general account assets)	281,328	275,531	287,728
Separate account (unit-linked) assets	101,002	90,458	115,723
Sub-total	382,330	365,989	403,451
Managed on behalf of third parties	392,305	375,567	506,546

TOTAL	774,635	741,556	909,997

For additional information on AXA’s business segments, see “Item 5 – Operating and Financial Review and Prospects – Operating Results by Segment” and note 32 “Segment Information” to the consolidated financial statements included in Item 18 of this annual report.

/26

AXA’s Vision and Strategy

AXA aims to be “best-in-class” in financial protection and wealth management.

AXA seeks to protect its clients against a variety of risks and to help them build wealth over their lifetime. It does this by providing insurance, reinsurance, investment management, financial advice and related financial services. AXA is a global company and offers its services mainly in the world’s major developed markets. It is also present in a number of other markets where sizeable businesses can be developed ethically and profitably.

AXA capitalizes on its core strengths: over 50 million clients worldwide; a 44,000-strong captive distribution force; a global brand; unique product skills in areas as diverse as insurance underwriting, long-term investments, and financial advice, all on a scale that enables AXA to leverage best practices and operations platforms across the Group.

In realizing its vision, AXA strives to fulfill the needs of its three principal stakeholders:

1.	Clients: AXA addresses the needs of individual clients, as well as the needs of small to medium-sized companies, either directly or through proprietary and third party distribution channels. AXA also serves institutional and large corporate clients by leveraging strong market positions. AXA answers the needs of these clients by offering “best-in-class” advice, products and service.
2.	Shareholders: AXA aims to provide its shareholders with attractive total returns, derived from steady growth in earnings per share and embedded value under normal market conditions. AXA is also developing strong corporate governance policies and transparency in order to build long-term confidence with its shareholders.
3.	Employees and sales associates: AXA values professionalism, innovation, pragmatism, team spirit and integrity. AXA aims to be a leader in each of its local markets in terms of compensation, training, coaching and mobility, as well as one of the most attractive companies to work for in the global financial services industry.

To meet its objectives, AXA has a strategy of disciplined focus both on its geographical presence and on its operational performance, namely:

1.	A more focused geographical presence aimed at “Regional leadership or exit”, a strategy that focuses on either (i) becoming the reference company and attaining a leading position in the markets or region in which it operates, notably through opportunistic acquisitions centered on western Europe, the United States and selected Asian or East European markets; or (ii) exiting the region if AXA believes it cannot attain a sizeable market penetration or build an efficient regional platform without undue cost and effort; and
2.	Continued focus on operational efficiency, as set out below:
–	Enhanced organic growth: financial advice, backed by an enlarged range of products and services; higher service quality and client satisfaction; continued training and resources for AXA’s captive distribution forces; the expansion of third-party distribution channels;

	–	Improved margins and productivity: Group-wide optimization and standardization of core processes such as underwriting and claims handling; consolidation and leveraging of group-wide resources such as developments in information technology, global procurement, resources and platforms.
	–	Continuous focus on human resources: By promoting AXA values, developing skills and motivation, AXA strives to attract, develop and reward talent in its core activities.

/27

History and Development

AXA is a French “société anonyme à directoire et conseil de surveillance” (a form of limited liability company) with a Management Board and a Supervisory Board. The Company’s headquarters are located at 25 Avenue Matignon, 75008 Paris, France and its telephone number is (331) 40 75 57 00. For information on the principal trading markets for AXA’s ordinary shares and ADSs, see “Item 9 - The Offer and Listing” included in this annual report. The founding predecessor of AXA was organized under the laws of France in 1852. The Company’s corporate existence will continue, subject to dissolution or prolongation until December 31, 2059.

Significant Acquisitions

AXA originated from several French regional mutual insurance companies, known collectively as “les Mutuelles Unies” and has expanded its operations worldwide over the last several years through the following principal acquisitions:

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
  In 2000, AXA (i) acquired a majority ownership interest in Nippon Dantaï Life Insurance Company in Japan, (ii) acquired the remaining minority interests in its operations in SLPH (subsequently renamed AXA UK Holdings), AXA China Region in Hong Kong (through AXA Asia Pacific Holdings) and AXA Financial, Inc. in the United States, and (iii) acquired the business of U.S. asset management company Sanford C. Bernstein, through Alliance Capital (a subsidiary of AXA Financial).

For information relating to the ownership structure of the Group, see “Item 7 - Major Shareholders and Related Party Transactions”, included elsewhere in this annual report.

/28

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

For further details on significant transactions undertaken by AXA see note 4, “Business Combinations”, and note 20 “Net Investment Result” to the consolidated financial statements included under Item 18 of this annual report.

/29

AXA Group Simplified Organization Chart as at December 31, 2003

Set forth below is a simplified organization chart of AXA as at December 31, 2003. For additional information, please see note 3 “Principal Subsidiaries and Companies accounted for under the equity method” to the consolidated financial statements.

Please note that the percentage on the left represents the economic interest and the percentage on the right represents the percentage of control.

The percentage on the left represents the economic interest and the percentage on the right represents the percentage of control.
(a)	Holding company that owns The Equitable Life Assurance Society of the United States.
(b)	Holding company that owns AXA France Vie, AXA France IARD, Direct Assurance.
(c)	Holding company that owns The National Mutual Life Association of Australasia.
(d)	Held by AXA France Assurance Holding.

/30

/31

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

Rating Agency	Highest Rating	Lowest Rating

Standard & Poor’s	AAA	D
	(“extremely strong”)	(“default”)

Moody’s	Aaa	C
	(“best”)	(“lowest”)

Fitch	AAA	D
	(“highest”)	(“default”)

The commercial paper rating scales for the agencies above are as follows:

Rating Agency	Highest Rating	Lowest Rating

Standard & Poor’s	A-1	D
	(“extremely strong”)	(“default”)

Moody’s	Prime-1 or P-1	Not Prime
	(“superior”)	(“Not Prime”)

Fitch	F-1	D
	(“highest”)	(“default”)

/32

As the date of this annual report, the ratings for the Company and its principal insurance subsidiaries are as follows:

2003
	Agency	Rating

Insurer Financial Strength Ratings
The Company’s principal insurance subsidiaries	Standard & Poor’s	AA–
	Moody’s	Aa3
	Fitch	AA

Ratings of the Company’s Long Term and Short Term Debt
Senior Debt	Standard & Poor’s	A
	Moody’s	A2
	Fitch	A+
Long Term Subordinated Debt	Standard & Poor’s	BBB+
	Moody’s	A3
	Fitch	A– (Non Dated debt)
A (Dated debt)
Short Term Debt (Commercial Paper)	Standard & Poor’s	A-1
	Moody’s	P-1
	Fitch	F-1

In January 2003, Standard & Poors downgraded the insurer financial strength and counter party credit ratings of the core operating companies of the AXA Group from AA with negative implications to AA– with a stable outlook.

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

/33

Business Overview

The table below presents AXA’s consolidated gross premiums and financial revenues by segment for each of its major geographic markets for the years indicated.

Breakdown of AXA’s gross premiums and financial services revenues

	Years ended December, 31
	2003		2002		2001
		Market		Market		Market
	Segment	contribution	Segment	contribution	Segment	contribution
	contribution	to total segment	contribution	to total segment	contribution	to total segment
	(%)	(%)	(%)	(%)	(%)	(%)

Total gross premiums and
financial services revenues
(in euro millions)	71,628		74,727		74,832

Life & Savings	65%		65%		65%
France		23%		21%		23%
United States		29%		26%		24%
United Kingdom		12%		17%		19%
Japan		13%		13%		11%
Germany		7%		6%		6%
Belgium		4%		3%		3%
Other countries		10%		12%		13%

Property & Casualty	24%		21%		21%
France		27%		27%		26%
Germany		17%		18%		20%
United Kingdom		21%		17%		16%
Belgium		8%		9%		8%
Other countries		27%		29%		30%

International Insurance	6%		8%		8%
AXA RE		48%		60%		63%
AXA Corporate Solutions
Assurance		39%		31%		30%
AXA Cessions		2%		2%		1%
AXA Assistance		10%		7%		7%
Other countries		0%		1%		0%

Asset Management	4%		5%		5%
Alliance Capital		79%		81%		86%
AXA Investment Managers		21%		19%		13%
National Mutual Funds
Management (a)		–		–		1%

Other Financial Services	1%		1%		2%
French banks		17%		13%		17%
German banks		15%		12%		9%
AXA Bank Belgium		64%		70%		68%

Other financial services
and real estate companies		4%		5%		7%

(a)	In 2001, AXA Asia Pacific Holdings (the parent company of National Mutual Funds Management) and Alliance Capital Management entered into an asset management joint venture agreement. The activities of National Mutual Funds Management that were not part of the joint venture agreement are closely aligned to those reported in the Australia / New Zealand life operations of the Life & Savings segment, and hence reclassification to this segment was made effective January 1, 2002. Due to the immaterial impact on the AXA Group accounts, prior period results have not been restated to reflect this change in classification.

/34

Segment Information

LIFE & SAVINGS SEGMENT

AXA’s Life & Savings segment offers a broad range of life insurance products including retirement and life products as well as health insurance products for both individuals and groups (that is corporate clients), with an emphasis on savings-related products including separate account (unit-linked) products. The Life & Savings Segment accounted for €46.8 billion or 65% of AXA’s consolidated gross premiums and financial services revenues for the year ended December 31, 2003 (2002: €48.6 billion or 65%, respectively).

The table below summarizes AXA’s Life & Savings gross premiums and gross insurance liabilities by geographic region for the periods and as at the dates indicated.

Gross premiums and financial services revenues

	Years ended December 31,				Gross insurance liabilities at
(in euro millions, except percentages)		2003	2002	2001	December 31, 2003

France	23%	10,882	10,423	10,997	83,165
United States	29%	13,732	12,726	11,642	74,380
Japan	13%	6,078	6, 428	5,475	27,104
United Kingdom	12%	5,831	8,362	9,086	62,181
Germany	7%	3,428	3,140	2,997	28,487
Belgium	4%	2,050	1,629	1,686	12,531
Others	10%	4,798	5,877	6,517	28,455
Australia and New Zealand	4%	1,697	2,018	2,587	9,398
Hong Kong	2%	791	936	1,353	3,407

TOTAL	100%	46,799	48,586	48,399	316,303

Represented by:
Gross written premiums	–	46,286	48,048	47,913	–
Others revenues (a)	–	513	539	486	–

(a)	Includes revenues from other activities (commissions and related fees associated with the management of AXA’s general account assets and mutual funds sales).

MARKET

The year 2003 was one of recovery for the European and US market, as financial markets were less volatile. Investors responded favorably to this recovery and focused their interests more on products with features offering guarantees. In certain countries, the rate at which gross premiums on Unit Linked business has fallen in recent years began to slow. In the United Kingdom, sales of “With Profits” Bonds ceased in 2003 following AXA’s withdrawal from the “With-Profit” bond market in July 2002.

In each of its principal markets, AXA operates through well-established life insurance companies. AXA’s principal life insurance subsidiaries are set out below.

France:	AXA France Vie (a result of a merger in 2003 between AXA France Vie and AXA France Collectives)
United States:	The Equitable Life Assurance Society, “AXA Financial” and its insurance and distribution subsidiaries and affiliates
United Kingdom:	AXA Sun Life Plc
Japan:	AXA Life Insurance Co. and AXA Group Life Insurance
Germany:	AXA Lebensversicherung AG, AXA Kranken Versicherung AG
Belgium:	AXA Belgium SA.

/35

Commentary on the 2003 market conditions in the geographical markets in which AXA operates is provided in “Item 5 - Operating and Financial Review and Prospects - Market Conditions in Year 2003”.

The table below presents the life insurance markets in which AXA operates ranked by worldwide gross premiums in 2002, along with AXA’s ranking (by market share).

Based on worldwide gross life insurance premiums in 2002

	Country Statistics (a)		AXA (b)
Countries	Ranking	% premiums written	Ranking		Market share

United States	1	31%	3		8%	(c)
Japan	2	23%	10		3%
United Kingdom	3	10%	7	(d)	5%
France	4	5%	2		11%
Germany	5	4%	6		4%
Belgium	16	1%	5		12%

(a)	Source: Swiss Re Sigma report 6/2003 “World insurance in 2002”, measured in U.S. dollars.
(b)	In general, based on 2002 market data for each specific country or an estimate for 2003.
(c)	Relates to the variable annuity products and reflects uptated information since publication of French Annual Report.
(d)	Based on annualized new business premium equivalent (regular premium plus one-tenth of new business single premium).

OTHER LIFE & SAVINGS OPERATIONS

In addition to the principal markets discussed above, AXA offers life, health and retirement products in other countries in Europe (Netherlands, Luxembourg, Italy, Spain, Portugal and Switzerland), Turkey, Morocco, Canada, Australia, New Zealand, Hong Kong, Singapore, and China, as well as other countries in the Middle East and the Asia Pacific region. The products offered in these markets are offered through various distribution channels, including general agents, salaried sales forces, bank networks, financial advisors and brokers.

COMPETITION

The nature and level of competition vary among the countries in which AXA operates. There is strong competition among companies for all the types of individual and group life & savings products sold by AXA. Many other insurance companies offer one or more products similar to those offered by AXA, in some cases using similar marketing techniques. In addition, AXA still competes with banks, mutual funds, investment advisers and other financial institutions for sales of savings-related investment products and, to a lesser extent, life insurance products.

The principal competitive factors affecting the Life & Savings segment’s business include:

  Price,
  Ratings for an insurer’s financial strength and claims paying ability,
  Size, strength and quality of the distribution platform, in particular the quality of advisors,
  Range of product lines and product quality,
  Quality of service,
  Investment management performance,
  Historical levels of bonuses with respect to participating contracts,
  Reputation, visibility and recognition of brand,

/36

  Changes in regulations that may affect the policy charging structure relating to commission and administrative charges, and
  Quality of management.

PRODUCTS

AXA’s Life & Savings products include a broad range of life, health, retirement and savings-related products marketed to both individuals and corporate clients, the latter in the form of group contracts. The life and savings-related products offered by AXA’s operations include: term life, whole life, universal life, mortgage endowment, deferred annuities, immediate annuities, variable life and other investment-based products. In 2003, AXA launched in Germany its new pension fund of “Pensionskasse” type in order to profit from a new buoyant market that has developed since the German government’s pension reforms. Unlike many competitors, AXA’s Pensionskasse is open to third party providers, including insurance companies that are not part of the AXA Group. The health products offered include critical illness and permanent health insurance products. The nature of the products offered by AXA varies from market to market.

The table below presents consolidated gross written premiums (after intersegment elimination) and gross insurance liabilities by major product for the periods and as at the dates indicated for AXA’s Life & Savings segment.

Life & Savings Segment

	Gross written premiums				Gross insurance
	Years ended December 31,				liabilities at
(in euro millions, except percentages)	2003		2002	2001	December 31, 2003

Individual	55%	25,433	24,136	22,426	183,490
Group	10%	4,674	5,298	4,083	35,185
Retirement/annuity/investment contracts	65%	30,107	29,435	26,509	218,675
Life contracts (including endowment contracts)	22%	10,043	10,481	13,407	71,274
Health contracts	9%	4,064	6,067	5,474	9,905
Other	4%	2,073	2,065	2,522	16,449

TOTAL	100%	46,286	48,048	47,913	316,303

Total includes:
Separate account (unit-linked) contracts	32%	15,022	14,344	16,767	101,069
UK “With-Profit” business	3%	1,288	3,128	3,443	29,119

Certain of AXA’s Life & Savings products provide features which enable the policyholders to participate in the excess assets over the liabilities (the surplus) of the life company issuing the contract through an interest or bonus crediting rate. AXA offers participating contracts in most its principal Life & Savings operations. The policyholder may participate in the investment return and/or in part of the operating profits earned by the life insurance company. The nature and extent of participation by the policyholder vary from country to country. Therefore, such participations, including policyholder participations on UK “With-Profit” business (explained below), are treated as dividends that may either increase the present value of future policy benefits or be paid in cash to the policyholder in the year the bonus is credited.

/37

UK “With-Profit” business

Specific to the United Kingdom, the participating contract, also known as the “With-Profit” contract, is offered by many life insurance companies in the United Kingdom, including AXA Sun Life. In 2002, AXA decided to cease the marketing of new product for the “With-Profit” contracts. For “With-Profit” contracts, policyholders’ premiums are paid into a Life insurance Company’s participating (“With-Profit”) fund, which is part of a company’s long-term insurance business fund. In the participating (“With-Profit”) fund, the premiums are invested in a range of assets, including fixed maturity and equity securities, real estate and loans. The participating (“With-Profit”) policyholders are entitled to receive a share of the profits arising from these investments. The policyholders share of the profits, referred to as bonuses, include both regular bonuses and terminal bonuses. These bonuses are either paid on or credited to “With-Profit” contracts held in the fund as recommended by the Company’s actuary and approved by its board of directors. The regular bonuses are designed to provide a return to the policyholder through a periodic increase in benefits and are credited to the policyholder at regular intervals. Regular bonuses represent a partially smoothed return of investment income, but do not reflect the return earned by the insurance company in any one period. Once credited, regular bonuses are guaranteed to be paid at maturity, death or as otherwise specified in the policy. Terminal bonuses, which are not guaranteed in advance of payment, are designed to provide policyholders with their share of total investment performance (including investment income and realized and unrealized investment gains or losses) and other experience of the participating (“With-Profit”) fund (including expenses, mortality experience and income taxes). Terminal bonuses can represent a significant portion of the total amount paid at maturity (which has in the past often exceeded 50% and currently exceeds 25% in some case) or upon surrender prior to maturity. The amount of terminal bonus to be paid is determined at the discretion of the board of directors.

Following policyholder and court approvals, in 2001 AXA Equity & Law underwent a financial reorganization whereby the life insurance funds were transferred to AXA Sun Life and fundamentally restructured. A portion of the assets that accumulated over the years (which we refer to in this annual report as the “inherited estate”) were attributed to AXA as the shareholder, less a portion allocated to the “With-Profit” policyholders in the form of a reorganization bonus, based on the number of eligible policyholders that elected in favor of this plan. For further information on the financial reorganization, please refer to note 4 “Business Combinations” to the consolidated financial statements included in Item 18 in this annual report.

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

Over the past few years, AXA’s Life & Savings operations have experienced significant growth in savings-related unit-linked products. This growth has been notable in Europe and in the Asia Pacific region, and is attributable to a number of factors including (i) an increase in consumer awareness of such products, (ii) government initiatives to move away from state funded pensions to private funded pensions, and (iii) favorable financial market performance up to 2000. A similar trend also existed in the U.S. Life & Savings operations, however, due to a significant shift in product mix, as a result of deterioration in the global financial market performance since 2001, gross premiums on such business

/38

have decreased from €16.8 billion in 2001 to €14.3 billion in 2002. In 2003, mainly due to the lower volatility of the financial markets, gross premiums in unit-linked business reached €15.0 billion, representing at constant exchange rates 33% of total gross revenues of the Life & Savings segment, compared to 29% in 2002.

DISTRIBUTION

AXA distributes its Life & Savings products through a number of channels that vary from country to country, including notably exclusive agents, independent brokers, salaried sales forces, direct marketing (mail, telephone, or internet sales) and specialized networks (including banks and other financial services providers). In Europe, numbers of distribution channels are used by both AXA’s Life & Savings operations and its Property & Casualty insurance operations.

The split by distribution channels used by AXA’s principal Life & Savings operations, based on consolidated gross premiums from new business for the year ended December 31, 2003, is presented below.

			Other networks,
		Intermediaries,	including direct marketing,
Based on gross premiums	Agents and direct	independent	corporate partnerships
from new business in 2003:	sales force	advisers & brokers	and bank networks

France	67%	27%	6%
United States	34%	66%	0%
Japan (a)	–	30%	70%
United Kingdom (c)	7%	81%	12%
Germany	48%	38%	14%
Belgium (b)	2%	24%	74%

(a)	Approximately 70% of the products are distributed through affinity groups, which include the Chamber of Commerce and Industry and corporate direct sales (to individuals).
(b)	During 2003, several brokers in Belgium became bancassurance distributors and consequently have been reclassified from “Agents and direct sales force” to “Other networks, including direct marketing / corporate partnerships and bank networks”.
(c)	Reflects uptated information since publication of French Annual Report.

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

/39

Total surrenders and lapses for 2003 and the ratio of surrenders and lapses to gross insurance reserves for the periods indicated are presented below.

	Years ended December 31,
	2003	2003	2002	2001
	Total surrenders & lapses	Surrenders & lapses ratio
	(in euro millions)%		%	%

French operations	5,184	7.1%	6.6%	6.8%
US operations (a) (b)
Individual life	951	4.4%	4.0%	3.8%
Individual retirement	3,419	8.4%	9.8%	9.0%
Japan	3,361	12.0%	9.5%	13.6%
UK operations (a)	3,611	7.6%	7.6%	7.0%
German operations (including Health)	383	1.4%	1.2%	1.3%
Belgian operations	846	7.7%	6.4%	5.5%

(a)	Amounts reported for the US and UK life operations exclude lapses and, for US operations, excludes institutional separate accounts.
(b)	Reflects uptated information since publication of French Annual Report. US surrenders were previously estimated to be 4.0% and 8.7%, respectively for, individual life and individual retirement.

PROPERTY & CASUALTY SEGMENT

AXA’s Property & Casualty segment offers a range of personal and commercial insurance products. The Property & Casualty Segment accounted for approximately €17.1 billion, or 24% of AXA’s consolidated gross premiums and financial services revenues for the year ended December 31, 2003 (2002: €15.9 billion or 21% respectively).

The table below summarizes AXA’s consolidated gross premiums and financial services revenues (after intersegment eliminations) and claims reserves for the Property & Casualty segment for the periods and as at the dates indicated.

Property & Casualty Segment

	Gross premiums and financial services revenues				Gross insurance
	Years ended December 31,				liabilities at
(in euro millions, except percentages)	2003		2002	2001	December 31, 2003

France	27%	4,640	4,383	4,171	9,326
Germany	17%	2,847	2,843	3,142	5,699
United Kingdom	21%	3,664	2,749	2,480	4,890
Belgium	8%	1,405	1,395	1,323	4,966
Others	27%	4,543	4,577	4,780	7,955

TOTAL	100%	17,098	15,948	15,896	32,836

Represented by:
Gross written premiums	–	17,063	15,936	15,894	–
Other revenues	–	35	12	2	–

/40

For the ten-year loss development of the Property & Casualty claims reserves, see “Property and Casualty Claims Reserves” included at the end of this section of the annual report.

MARKET

In 2003, the Property & Casualty market continued to grow, driven by an increase in the number of contracts and increase in premium rates. This increase was mainly attributable to continued high cost of claims (commercial lines) and a significant increase in the cost of reinsurance.

In each of its principal markets, AXA operates through well-established Property & Casualty insurance companies.

AXA’s principal Property & Casualty insurance subsidiaries are set out below:

France:	AXA France IARD, Direct Assurance IARD and Natio Assurance
United Kingdom:	AXA Insurance UK
Germany:	AXA Versicherung AG
Belgium:	AXA Belgium SA

Commentary on the 2003 market conditions in the geographical markets in which AXA operates is provided in “Item 5 - Operating and Financial Review and Prospects - Market Conditions in 2003”.

The table below presents the Property & Casualty markets in which AXA operates ranked by worldwide gross premiums in 2002, along with AXA’s ranking (by market share).

Property & Casualty

Based on worldwide gross property & casualty premiums written in 2002
	Country statistics (a)		AXA (b)
Country	Ranking	% premiums written	Ranking	Market share

Germany	3	7%	5	5%	(c)
United Kingdom	4	7%	5	5%	(d)
France	5	4%	1	15%
Belgium	14	1%	1	18%

(a)	Source: Swiss Re Sigma report 6/2003 “World insurance in 2002”, measured in U.S. Dollars.
(b)	In general based on 2002 market data for each specific country or an estimate for 2003.
(c)	Based on 2002 gross Property & Casualty premiums written in Germany, AXA is ranked as follows: (group ranking without International Insurance): third in liability insurance (7,3% market share), fifth in homeowners’ insurance (4,9% market share), sixth in automobile insurance (4,1% market share).
(d)	AXA’s UK product lines, based on gross earned premiums, are ranked as follows: fifth in personal automobile insurance (4.8% market share), fifth in homeowners/domestic property insurance (4.7% market share), fifth in commercial vehicle (5.6% market share) and third in total commercial property (9.6% market share).

OTHER PROPERTY & CASUALTY OPERATIONS

In addition to the principal markets discussed above, AXA offers personal and commercial Property & Casualty insurance products in the following countries: Italy, Ireland, Spain, Netherlands, Portugal, Luxembourg, Switzerland, Canada, Morocco, Turkey, Japan, Singapore, and Hong Kong, as well as other countries mainly in the Middle East. The products offered in these markets are offered through various distribution channels, including brokers and direct sales force.

/41

COMPETITION

The nature and level of competition varies among the countries in which AXA operates. In general, the Property & Casualty insurance industry in each of AXA’s principal markets is highly competitive and tends to be cyclical, with surplus underwriting capacity leading to lower premium rates. The principal competitive factors are as follows:

  Price,
  Quality of service,
  Distribution network,
  Brand recognition,
  Changes in regulations, which may affect premium rates charged or claims settlement costs paid, and
  Ratings for financial strength and claims-paying ability.

In France, Germany and Belgium, markets are fragmented. In the United Kingdom, industry-wide consolidation across the sector has affected both major insurance companies and brokers, resulting in increased concentration among the top few players in recent years.

PRODUCTS

AXA’s Property & Casualty insurance operations offer a broad range of products including automobile, homeowners/ household, property and general liability insurance for both personal and commercial customers, the latter specifically focusing on small to medium-sized companies, and permanent health insurance.

The table below presents gross written premiums and gross insurance liabilities by major product for the periods and as at the dates indicated.

Property & Casualty Insurance Segment

	Gross written premiums				Insurance Reserves
	Years ended December 31,				at December 31, 2003
(in euro millions, except percentages)	2003		2002	2001

Personal line
Motor (Automobile)	33%	5,550	5,686	5,880	9,958
Homeowners/household	13%	2,205	2,273	2,330	1,938
Other (a)	12%	2,083	1,548	1,514	4,114
Comercial line
Motor (Automobile)	7%	1,258	1,252	1,231	2,073
Property damage	13%	2,265	2,078	1,896	2,337
Liability	7%	1,242	1,111	1,058	4,762
Other (a)	10%	1,666	1,179	1,162	4,975
Other	5%	794	808	823	2,681

TOTAL	100%	17,063	15,936	15,894	32,836

(a) Since January 1, 2003, UK Health business is presented under lines “Other” (€1,036 million gross revenues in 2003).

/42

DISTRIBUTION

AXA distributes its Property & Casualty insurance products through a number of channels that vary from country to country. In Europe, the same distribution channels are used by both AXA’s Life & Savings operations and Property & Casualty operations. The split by distribution channels used by AXA’s Property & Casualty operations, based on gross written premiums for the year ended December 31, 2003 is presented below.

	Based on gross written premiums in 2003

				Other networks,
		Intermediaries,	Direct sales	including corporate
		independent	and	partnerships
	General agents	advisers & brokers	marketing	and bank networks

France	70%	25%	4%	1%
Germany	46%	40%	4%	10%
United Kingdom (a)	–	59%	24%	17%
Belgium	–	74%	2%	24%

(a) Including health. On a comparable basis, in 2002, the distribution channels is respectively 52%, 29% and 19%.

CEDED REINSURANCE

AXA’s Property & Casualty insurance operations use various types of reinsurance, primarily to limit their maximum exposure to catastrophic events, environmental pollution risks and certain other types of risks. In order to leverage AXA’s size and optimize reinsurance cover, certain insurance exposures are ceded internally to AXA Cessions (included within the International Insurance segment), which organizes external reinsurance programs. Total gross premiums ceded by the Property & Casualty operations to third party reinsurers in 2003 was €1,043 million (2002: €1,146 million).

/43

INTERNATIONAL INSURANCE SEGMENT

AXA’s International Insurance segment business is primarily conducted by AXA RE for the reinsurance activities and AXA Corporate Solutions Assurance for large risks insurance activities.

The business operations of these two activities are described below.

AXA RE focuses its reinsurance business principally on property and catastrophe business as well as some other profitable niches. Such business is underwritten in Paris, Canada and Singapore.

In January 2003, AXA announced that it would (i) cease underwriting and renewing contracts on Life and Non-Life reinsurance businesses through its U.S. subsidiaries, and (ii) cease U.S. financial guarantee reinsurance activities carried by AXA RE Finance. In addition, it was announced that (i) AXA Liabilities Managers would manage the Property & Casualty run off portfolios either located in AXA RE, AXA Belgium, and AXA UK or corresponding to stand-alone Runoff companies of the ‘Other transnational activities’ segment, and (ii) AXA Corporate Solutions Assurance would focus its activity on large risk Property & Casualty insurance business for large corporate clients in Europe, as well as in the Marine and Aviation lines for all clients on a worldwide basis.

The International Insurance segment accounted for €4.0 billion, or 6% of AXA’s consolidated gross premiums and financial services revenues for the year ended December 31, 2003 (2002: €5.8 billion or 8%, respectively).

The table below summarizes AXA’s consolidated gross premiums and financial services revenues and gross insurance liabilities (gross of reinsurance) for the International Insurance Segment, for the periods and at the dates indicated.

International Insurance Segment

	Gross premiums and financial services segment				Gross insurance
	Years ended December 31,				liabilities at
(in euro millions, except percentages)	2003		2002	2001	December 31, 2003

AXA RE	48%	1,913	3,472	3,560	5,327
AXA Corporate Solutions Assurance	39%	1,550	1,762	1,698	4,334
AXA Cession	2%	87	100	30	122
AXA Assistance	10%	408	397	381	154
Other international activities	–	14	30	9	1,523

TOTAL	100%	3,972	5,762	5,678	11,461

Represented by:
Gross written premiums	–	3,956	5,740	5,664	–
Other revenues	–	16	22	14	–

For the ten-year loss development of AXA’s International Insurance claims reserves, see “Property and Casualty Claims Reserves” included elsewhere in this section of the annual report.

/44

MARKET AND COMPETITION

On the Reinsurance side, after the large claims experience and the financial market crisis in 2001, a progressive stabilization of prices is under way. The bulk of AXA RE’s portfolio – Property, Marine and Aviation – showed stable rates and no excess capacity. The rest of the portfolio -Motor and Casualty- benefited from additional rate increases. The share of non-proportional business is growing again. Competition amongst reinsurers is coming from the growing size of Bermudan companies. Similar to 2002, the reinsurance business in 2003 had not been adversely affected by exceptional claims.

On the Large Risks Insurance market, in the context of a favorable claims experience, further rate increases and restructuring of large Corporate Insurance programs (through franchise agreements and other contract clauses) were implemented, especially in liability, and on a lesser extend in Property, Motor and marine. The aviation market softened, however, in the context of a reduced airlines activity.

PRODUCTS

AXA RE - Reinsurance Activity. These operations have a geographically diverse reinsurance portfolio, including the following classes of business: property damage (including catastrophe exposure), third party liability, motor, marine and aviation, credit bond, and life and health insurance. The reinsurance operations are oriented towards non-proportional and proportional reinsurance treaties and are focused on severity business (catastrophe risks).

AXA Corporate Solutions Assurance - Large Risk Insurance Activity. These operations underwrite large insurance risks for large national and international corporations. The products cover Property & Casualty, third party liability; marine, aviation and transport; construction risk; financial risk; and directors and officers liability. AXA Corporate Solutions Assurance also offers loss-prevention and risk management services.

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

International Insurance

	Gross written premiums				Gross insurance
	Years ended December 31,				liabilities at
(in euro millions, except percentages)	2003		2002	2001	December 31, 2003

Property damage	44%	1,746	2,852	2,945	3,398
Automobile, Marine, Aviation	18%	705	1,235	836	3,030
Casualty / Civil Liability	15%	608	689	470	3,645
Assistance	10%	408	397	381	154
Other	12%	489	566	1,032	1,233

TOTAL	100%	3,956	5,740	5,664	11,461

/45

DISTRIBUTION

AXA RE and AXA Corporate Solutions Assurance distribute their products principally through insurance and reinsurance brokers.

CEDED REINSURANCE AND RETROCESSIONS

AXA Corporate Solutions Assurance and AXA RE review their exposures to ensure that the risks underwritten are diversified geographically and by line of business in order to avoid risk of concentration. In 2003, AXA Corporate Solutions Assurance ceded €664 million premiums (2002: €632 million) to third-party reinsurers.

AXA RE retroceded premiums to external reinsurers as follows : (i) €279 million premiums related to specific and proportional retrocession to protect specific lines of business, and (ii) €290 million related to cover on the whole portfolio against major events.

Furthermore, 54% of total reinsurance ceded to third parties, approximately €671 million, were placed externally by AXA Cessions on behalf of AXA’s insurance subsidiaries (2002: €767 million).

ASSET MANAGEMENT SEGMENT

AXA’s principal Asset Management companies are Alliance Capital Management (“Alliance Capital”) and AXA Investment Managers (“AXA IM”). The asset management companies manage assets on behalf of retail investors, private clients and institutional clients as well as on behalf of subsidiaries of AXA.

Asset Management is important to AXA, from both a strategic and profitability perspective. The development of Asset Management activities is a key part of AXA’s strategy, which seeks to capitalize on existing strengths and to expand its client base. This strategy is founded on management’s belief that its Asset Management expertise will enable AXA to benefit in the future from the expected growth in savings-related products in the markets in which it operates. The Asset Management segment accounted for €2.9 billion of revenues, for the year ended December 31, 2003 (2002: € 3.4 billion).

After a slow start to the year, a solid recovery in equity markets in 2003 provided a positive background for the industry, as demonstrated by the S&P 500 which advanced by nearly 29% during the year. Those investors, who either left or reduced their activity in equity markets during the past few years, began to return or increase their activity, albeit cautiously. In the second half of the year, the market timing and late trading investigations were carried out in the United States by the regulatory authorities, in particular the SEC and the Office of the New York Attorney General.

AXA has asset management specialists teams in each of its major markets: Western Europe, the United States and the Asia / Pacific region.

/46

The table below presents the total assets managed by AXA’s Asset Management segment, including those assets managed on behalf of third parties, and the related fees earned by AXA’s Asset Management segment on those assets as at the dates and for the periods indicated.

Assets Management Segment
(in euro millions, except percentages)	2003	2002	2001

Assets under management by AXA at December 31, (a)
Managed on behalf of third parties	391,690	372,931	505,833
Separate accounts assets	65,158	58,887	80,581
Other invested assets	211 562	204,857	210,557

TOTAL	668,410	636,674	796,971

Commissions and fees earned for the years ended December 31,
Alliance Capital	2,416	2,903	3,347
AXA Investment Managers	783	820	696
National Mutual Fund Management (b)	–	–	57

SUB-TOTAL	3,199	3,724	4,100

Intercompany eliminations	(277)	(313)	(370)

CONTRIBUTION TO AXA’s CONSOLIDATED
GROSS PREMIUMS AND FINANCIAL SERVICES REVENUES	2,922	3,411	3,730

(a)	Based on estimated fair value at the dates indicated. Assets under management presented in this table are based on asset management companies only; AXA Group (including insurance companies) assets under management amounted to respectively €775 billion, €742 billion and €910 billion for the years ended December 31, 2003, 2002 and 2001.
(b)	As of January 1, 2002, the financial information in respect of National Mutual Funds Management is presented within the Australian/ New Zealand “Life & Savings” operations.

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

ALLIANCE CAPITAL

Alliance Capital is a subsidiary of AXA Financial and is a leading global investment management firm in the United States. At March 31, 2004, AXA Financial owned, directly and indirectly, approximatively 57.3% of the issued and outstanding units of Alliance Capital and approximatively 1.8% of the issued and outstanding units of Alliance Holdings (the immediate Parent Company of Alliance Capital). Alliance Capital provides diversified investment management and related services to individual investors, private clients and to a variety of institutional clients, including Equitable Life (one of Alliance Capital’s largest institutional clients) as well as unaffiliated entities such as corporate and public employee pension funds, endowment funds, and U.S. and foreign governments.

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

/47

In 2000, Alliance Capital acquired the business of Sanford C. Bernstein Inc. (“Bernstein”), which complemented Alliance Capital’s growth equity investment orientation with a highly regarded value equity investment capability, institutional research capabilities and a strong private client business portfolio. In connection with this acquisition, AXA Financial agreed to provide liquidity to the former shareholders of Bernstein who received 40.8 million private Alliance Capital units (the “Bernstein Units”) over an eight-year period following a two-year lock-out period in October 2002. In November 2002, AXA Financial acquired 8.16 million of the Bernstein Units and on March 5, 2004, a subsidiary of AXA Financial acquired a additional 8.16 million Bernstein Units. The remaining Bernstein Units may be sold to AXA Financial at the prevailing market price over the period ending in 2009. Generally, not more than 20% of the original number of Bernstein Units may be put to AXA Financial in any one annual period.

In September 2003, it was publicly reported in the United States that the Office of the New York State Attorney General (“NYAG”) and the SEC were investigating practices in the mutual fund industry identified as “market timing” and “late trading” of mutual fund shares. In connection with this investigation, Alliance Capital announced on September 30, 2003 that it had been contacted by these regulators, and provided full cooperation. This led to an agreement on December 18, 2003 with the two regulators, including compensation to fund shareholders for the adverse affects of market timing, and the implementation of strengthened governance. In connection with these events, Alliance Capital recorded a charge of €292 million ($330 million) against its 2003 income, with an impact on AXA Group of €–104 million net income (Group share at current exchange rates). In addition, as part of the settlement, Alliance Capital agreed to lower its fees on domestic equity mutual funds by 20% for the next five years, with an estimated impact on revenues of $70 million for 2004. For additional information on this matter, see - “Additional factors which may affect AXA’s business - Asset Management - Alliance Market timing investigations” in Item 4 of this Annual Report.

As at December 31, 2003, Alliance Capital had €376 billion of assets under management, including €327 billion of assets managed on behalf of third party clients (2002: €369 billion and €322 billion, respectively). Excluding exchange rates impact, assets under management in Alliance Capital were up by 23% to €475 billion at December 31, 2003, as compared to €387 billion at December 31, 2002.

AXA IM

AXA IM is one of the largest Asset Management companies based in Europe. AXA IM’s clients include both (i) institutional investors and (ii) individual investors. AXA IM provides diversified Asset Management and related services globally to (i) mutual funds managed by AXA IM, which are distributed through AXA’s insurance subsidiaries in respect of their insurance-related invested assets and separate account (unit-linked) assets, AXA’s distribution networks and AXA IM’s own sales team and external distributors.

During 2002, AXA IM and AXA Rosenberg, a subsidiary of AXA IM specializing in the management of equities, merged their Asian offices. In addition, in 2001, AXA IM exercised its option to acquire an additional ownership interest in AXA Rosenberg for approximately U.S.$30 million, increasing its equity interest from approximately 47% to approximately 75%. As part of this agreement, and due to AXA Rosenberg’s operating performance during 2002, AXA made an additional payment of approximately U.S.$25 million, in 2003, which brought the transaction to a total amount of U.S.$56 million. This transaction is also subject to an earn-out agreement whereby additional consideration may be paid up until the end of 2005 that is contingent upon the future operating performance of AXA Rosenberg.

/48

In 2002 and 2003, AXA Investment Managers reorganised its securities investment management teams which resulted in a transfer of assets backing UK, French, Luxembourg, Dutch and German funds, including the transfert of U.S.$9 billion to AXA Rosenberg. In conjunction with the transfers, investment processes have been adapted to more fully integrate AXA Rosenberg. As a result, the delegation of portfolios has enabled the creation of more focused management capabilities enabling AXA Investment Managers to further develop its expertise as a multi-specialist asset manager.

As at December 31, 2003, AXA IM had €292 billion of assets under management, including €64 billion of assets managed on behalf of third party clients, of which €6 billion was managed for the Mutuelles AXA (2002: €268 billion and €51 billion, respectively, of which €5 billion was managed for the Mutuelles AXA).

OTHER FINANCIAL SERVICES SEGMENT

The operations in the Other Financial Services segment are conducted primarily in Belgium and in France. For the year ended December 31, 2003, the Other Financial Services segment accounted for €0.8 billion (2002: €1.0 billion).

The segment operations principally include:

AXA Bank Belgium. A subsidiary of AXA Belgium that offers a comprehensive range of financial services to individuals and small businesses. It has a network of a thousand of independent bank agents that support the sale of products offered by AXA Belgium and AXA IM.

AXA Banque and AXA Crédit. Based in Paris, AXA Banque delivers banking services dedicated to AXA. Its main activities include cash and securities flows management and bank account services to AXA’s existing clients and distribution networks, as well as to direct clients. In 2002, AXA Banque merged with Banque Directe, which was purchased the same year from BNP Paribas. Banque Directe was a provider of online banking services and complements AXA’s existing financial offering in France. AXA Crédit provides short-term loans to customers of AXA’s French insurance operations.

INSURANCE-RELATED INVESTED ASSETS

The assets supporting AXA’s insurance operations (included within the three segments: the Life & Savings segment, the Property & Casualty segment and the International Insurance segment) consist of a diversified portfolio of investments. These assets are managed principally by AXA’s asset management subsidiaries: Alliance Capital and AXA IM. These assets consist of (i) general account assets whereby the insurer generally bears the investment risk and reward, and (ii) separate account (unit-linked) assets, whereby the investment risk and reward is principally transferred to the policyholder.

The discussion below concerns the general account investment assets of AXA’s insurance operations, which are referred to in this annual report as “insurance-related invested assets”.

The general account liabilities of AXA’s Life & Savings operations can be divided into two primary types, participating and non-participating. For participating products, the investment results of the underlying assets determine, to a large extent, the return to the policyholder that is either reflected as an increase in future policy benefits or paid out in cash in the year the bonus is credited to the policyholder. The insurer’s profits on such business are earned from investment management, net of policyholders’ participation, mortality and other charges. For non-participating or interest-sensitive products, the insurer’s profits are earned from a positive spread between the investment return, the crediting or reserve interest rate, and mortality.

/49

Although all the general account assets of each insurer support all of that insurer’s liabilities, the insurers have developed asset-liability management techniques with separate investment objectives for specific classes of product liabilities. As part of this approach, insurers develop investment guidelines for each product line that form the basis for investment strategies to manage such product lines investment return and liquidity requirements, consistent with management’s overall investment objectives for the insurance related investment assets. Investments frequently meet the investment objectives of more than one class of product liabilities whereby each class of business may be allocated on a pro rata basis across the investment portfolio.

AXA routinely monitors and evaluates the status of its investments in light of current and anticipated future economic conditions and trends, and other factors. The strategic allocation of assets is generally determined through asset-liability analyses for both Life & Savings and Property & Casualty businesses. The strategy may differ across the geographical territories and the different lines of businesses depending on the existing investment mix, the availability of alternative investment vehicles and the underlying nature and duration of the in-force insurance contracts. Further information on how AXA manages investment risk is provided in “Item 11 - Quantitative and Qualitative Disclosures About Market Risk”.

At December 31, 2003, based on the net carrying vaue of invested assets1, the net book of the insurance-related invested assets supporting the general account Life & Savings operations primarily consisted of fixed maturity investments (including equity holdings in fixed maturity-based mutual funds) and equity investments of 69% and 14%, respectively (2002: 68% and 13%, respectively). At such date, the insurance-related invested assets supporting the Property & Casualty operations primarily consisted of fixed maturity investments (including equity holdings in fixed maturity-based mutual funds) and equity investments of 56% and 23%, respectively (2002: 53% and 27%, respectively).

(1)	Excluding assets backing UK “With-Profit” contracts, assets backing unit-linked contracts and investments in affiliated companies (Equity Method).

/50

The following table presents AXA’s consolidated insurance-related invested assets, by insurance segment at December 31, 2003.

Insurance - related invested assets

				At December 31, 2003
					International
	Life & Savings		Property & Casualty		Insurance		Total		% of total
(in euro millions,	Net carrying	Market	Net carrying	Market	Net carrying	Market	Net carrying	Market	Net carrying	Market
except percentages)	value (a)	value	value (a)	value	value (a)	value	value (a)	value	value (a)	value

Fixed maturities
(a) Held to maturity
and available for sale	109,514	116,693	15,800	16,663	4,933	5,112	130,247	138,467	61%	63%
– French government	21,214	23,593	2,314	2,583	369	396	23,897	26,572	10%	11%
– Foreign government	27,718	29,197	7,441	7,791	1,651	1,694	36,809	38,681	16%	16%
– Local governments	3,281	3,446	851	892	43	44	4,175	4,382	2%	2%
– Government
controlled corporations	7,895	8,414	1,732	1,792	690	724	10,317	10,930	4%	5%
– Non-government
controlled corporation	42,288	44,665	2,552	2,667	1,883	1,948	46,722	49,279	20%	20%
– Mortgage-backed securities	5,860	5,990	526	548	163	166	6,549	6,704	3%	3%
– Other	1,258	1,388	384	390	136	141	1,778	1,919	1%	1%
(b) Allocated to UK “With-Profit”
business-trading (b)	14,989	14,989	–	–	–	–	14,989	14,989	7%	6%
(c) Trading securities (c)	2,575	2,575	–	–	–	–	2,575	2,575	1%	1%

Total fixed maturities	127,078	134,257	15,800	16,663	4,933	5,112	147,811	156,032	64%	65%

Equity investments, including
holdings in mutual funds
(a) Available-for-sale	39,913	39,631	9,743	9,490	1,408	1,359	51,063	50,480	22%	21%
(b) Allocated to UK “With-Profit”
business-trading (b)	9,486	9,486	–	–	–	–	9,486	9,486	4%	4%
(c) Trading securities (c)	1,274	1,274	–	–	–	–	1,274	1,274	1%	1%

Total equity investments,including
holdings in mutual funds	50,672	50,391	9,743	9,490	1,408	1,359	61,823	61,240	27%	25%
Of which equity holdings in fixed
maturity-based mutual funds	16,233	16,470	3,398	3,426	252	268	19,883	20,165	9%	9%

Investment in participating interests	1,060	1,568	1,639	1,836	98	161	2,797	3,565	1%	2%

TOTAL (b) (d)	178,811	186,216	27,182	27,989	6,439	6,632	212,431	220,837	92%	91%

Real estate	9,235	10,932	2,318	2,808	174	242	11,727	13,982	5%	6%
Of which allocated to UK
“With-Profit” business-trading (b)	2,822	2,822	–	–	–	–	2,822	2,822	1%	1%

Loans and other Investments	16,304	16,879	654	672	50	41	17,009	17,591	7%	7%
Of which allocated to UK
“With-Profit” business-trading (b)	37	37	–	–	–	–	37	37	0%	0%

Cash and cash equivalents	10,243	10,243	3,915	3,915	2,288	2,288	16,445	16,445	7%	7%

INVESTED ASSETS	214,594	224,270	34,068	35,383	8,951	9,203	257,613	268,856	–	–
Of which allocated to UK
“With-Profit” business-trading (b)	27,335	27,335	–	–	–	–	27,335	27,335	12%	11%

INVESTED ASSETS EXCLUDING
UK “WITH-PROFIT”	187,259	196,936	34,068	35,383	8,951	9,203	230,278	241,521	100%	100%

(a)	Amounts are net of valuation allowances. For details on valuation allowances see note 6 to AXA’s consolidated financial statements.
(b)	These amounts exclude separate account (unit-linked) assets and investments in affiliated companies accounted for under the equity method. Assets allocated to UK “With-Profit” business are carried at estimated fair value in the consolidated balance sheet of AXA.
(c)	Trading securities are carried at estimated fair value and represent assets that support insurance liabilities, in which the value of such liabilities is determined in part in reference to the market value of such assets.
(d)	Refer to notes 2 and 6 to AXA’s consolidated financial statements included in this annual report that set out the investment valuation methodology.

/51

For additional information on the type of assets in which AXA invests and the related net investment results for each of the three years ended December 31, 2003, see notes 6, 7, 8 and 20 to the consolidated financial statements included elsewhere in this annual report.

As at December 31, 2003, AXA did not have any other equity and/or fixed maturity investment in any one issuer that was in aggregate 10% or more of AXA’s total shareholders’ equity, or €2,340 million.

Based on insurance-related invested assets, AXA’s fixed maturity and equity investments are predominantly publicly traded. In respect of these investments, at December 31, 2003, 84% (versus 85% in 2002) of the fixed maturity investments and 90% (versus 91% in 2002) of the equity investments were held by AXA’s principal insurance operations in France, the United States, the United Kingdom, Germany, Belgium and Japan.

More specifically, the insurance-related invested assets backing the insurance liabilities in these operations were predominantly holdings in domestic investments, or in the local currency of the liabilities except for Japan, where the allocation is more diversified.

In respect of AXA’s consolidated holdings in fixed maturity and equity securities, the breakdown of these investment holdings by industry sector and as at the dates indicated:

	At December 31,
Industry Sector Beakdown	2003	2002

Financial Services	21%	20%
Manufacturing / Pharmaceuticals	6%	7%
Utilities	4%	4%
Technology & Telecommunications	3%	4%
Government institutions	36%	35%
Other Direct holdings	19%	21%
Investment in mutual funds	11%	9%

Total	100%	100%

Overall, the fixed maturity and equity investments together with real estate, mortgages and loans are concentrated in the local markets in which AXA’s principal subsidiaries operate.

Derivatives. AXA uses derivative instruments to minimize adverse fluctuations in interest rates, foreign exchange rates and equity prices. The basis for which AXA manages these risks, the sensitivities associated with managing these types of risks, and the potential impact on the AXA consolidated financial results are set out in further detail in “Item 11 - Quantitative and Qualitative Disclosures About Market Risk” and in note 25 to the consolidated financial statements included elsewhere in this annual report.

Net investment return on insurance-related assets. The net investment return on insurance-related assets by major operating entity are presented within the segment information provided in “Item 5 - Operating and Financial Review and Prospects” and note 20 to AXA’s consolidated financial statements.

/52

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

Claims reserves (also referred to as “loss reserves”) fall into two categories namely:

  Reserves for reported claims and claims expenses. These reserves are for outstanding claims which have not yet been settled and are based on undiscounted estimates of the future claims payments that will be made in respect of the reported claims, including the expenses relating to the settlement of such claims; and
  Reserves for incurred but not yet reported (“IBNR”) claims and claims expenses. IBNR reserves are established on an undiscounted basis, to recognize the estimated cost of losses that have occurred but have not yet been notified to AXA. These reserves, like the reserves for reported claims and claims expenses, are established to recognize the estimated costs, including the expenses associated with claims settlement, necessary to bring claims to final settlement.

The process of estimating the original gross claims reserve is based on information available at the time the reserve was originally established. However, claims reserves are subject to change due to the number of variables that affect the ultimate cost of claims, such as: (i) development in claims (frequency, severity and pattern of claims) between the amount estimated and actual experience, (ii) change arising from the occurrence of large natural catastrophes late in the financial year for which limited information may be available at year end (iii) judicial trends, regulatory changes, and (iv) inflation and foreign currency fluctuations.

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

With respect to AXA’s foreign property & casualty and international insurance operations, the claims reserves are established and monitored in the local currency in which the property & casualty entity operates. The claims reserves are translated into AXA’s reporting currency (Euro) using the year-end exchange rates. The effect of foreign exchange on the claims reserves is presented in note 15 “Insurance Liabilities” to the consolidated financial statements included elsewhere in this annual report.

The information within this section presents separately (i) AXA’s property & casualty insurance operations representing the Property & Casualty Segment operations and AXA Corporate Solutions Assurance from the International Insurance segment, and (ii) AXA RE business from the International Insurance segment.

/53

As in prior years, AXA RE is presented separately because:

(i)	This business consists of insurance assumed from other insurers,
(ii)	These programs are monitored separately within the reinsurance operations, and the type of insurance and the nature of the risks and exposures covered is different compared to the direct insurance coverage provided by AXA’s Property & Casualty insurance operations, and AXA Corporate Solutions Assurance,
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

In addition, certain AXA property & casualty operations are required by local regulations, in the countries in which they operate to establish equalization reserves specific to catastrophe risks, see “- Additional Factors which may affect AXA’s Business - Regulation” for further details.

The property & casualty loss reserves that were excluded from the Loss Reserve Development Table represented 14.4% of total gross property & casualty insurance liabilities at December 31, 2003 (2002: 12.9%). For further information, refer to the “Reconciliation of Loss Reserves to Consolidated Financial Statements” table following the Loss Reserve Development tables.

LOSS RESERVE DEVELOPMENT

The loss reserve development table presents the claims reserve development for calendar years 1993 through 2003, as determined in accordance with French GAAP. The top line entitled “gross reserves for unpaid claims and claims expenses” represents the original gross claims reserve liability reported at the balance sheet date for the year indicated. The upper portion of the table entitled “paid (cumulative)” represents the cumulative amount paid as of the end of each succeeding year with respect to the original gross claims reserve liability reported. The lower portion of the table entitled “Reserve re-estimated” represents the previously recorded liability as adjusted (that is, re-estimated) based on claims experience as of the end of each succeeding year. The estimate is increased or decreased, as more information becomes known in future periods relating to unsettled claims. For example, the gross claims reserve as at December 31, 1994 was originally €5,595 and increased by €9,742 million to €15,337 million primarily due to the UAP acquisition in 1997. By the end of 2003, cumulative amounts paid was €9,079 million and the original gross claims reserve had been re-estimated to be €11,835 million at December 31, 2003. The “cumulative redundancy (deficiency)” for each year represents the aggregate amount by which the original gross claims reserve liability as of that year-end has changed in subsequent periods.

/54

Loss Reserve Development Table: Property & Casualty including International Insurance operations (except for AXA RE)

	At December 31,
(in euro millions except percentages)	1993	1994	1995	1996	1997(b)	1998	1999(c)	2000	2001	2002	2003

Gross reserves for unpaid claims and claims expenses developed initially (d)	4,932	5,595	5,712	5,847	20,371	20,941	26,656	26,916	28,636	28,465	27,825

Gross reserves for unpaid claims and claims expenses developed in 2003 (adjusted for subsequent acquisitions)(d)	13,713	15,337	15,083	19,206	22,208	23,013	26,063	26,995	27,287	27,302	na

Paid (cumulative) at:
One year later	1,394	1,419	1,305	1,388	4,737	4,745	7,727	6,807	6,715	6,371
Two years later	2,051	2,044	1,684	5,759	6,632	6,818	11,184	10,302	9,900
Three years later	2,454	2,368	6,898	7,327	8,087	9,361	13,474	12,378
Four years later	2,684	7,082	8,123	8,351	10,338	10,632	14,798
Five years later	7,767	8,089	8,917	10,619	11,218	11,384
Six years later	8,442	8,591	9,075	11,187	11,512
Seven years later	8,806	8,799	9,615	11,387
Eight years later	8,850	9,079	9,660
Nine years later	9,084	9,079
Ten years later	9,050

Reserve re-estimated at:
One year later	4,835	5,303	5,607	5,537	19,425	19,040	23,041	27,069	27,425	26,856
Two years later	4,680	5,177	5,477	13,881	17,510	19,407	26,294	25,919	25,718
Three years later	4,810	5,278	13,376	13,864	17,971	22,048	25,542	24,864
Four years later	4,803	12,353	13,303	14,214	20,162	21,485	24,409
Five years later	11,801	12,160	13,730	16,742	19,873	20,804
Six years later	11,699	12,490	13,472	16,439	19,052
Seven years later	11,997	12,323	13,273	16,024
Eight years later	11,663	12,166	12,905
Nine years later	11,652	11,835
Ten years later	11,304

Cumulative redundancy (deficiency)
from the initial gross reserves in excess
of re-estimated gross reserves:
Amount (a)	2,409	3,502	2,178	3,182	3,156	2,209	1,654	2,131	1,569	446	na
Percent (a)	17.6%	22.8%	14.4%	16.6%	14.2%	9.6%	6.3%	7.9%	5.7%	1.6%	na

(a)	It is not appropriate to extrapolate future redundancies or future deficiencies based on the loss reserve development presented in the table as conditions and trends that have affected the development of the liability in prior periods may not necessarily occur in the future periods.
(b)	AXA acquired Compagnie UAP (“UAP”) on January 1, 1997. The operations of AXA and UAP were integrated in 1998. At the date of acquisition, UAP had net reserves of euro 13.7 billion. The outstanding claims reserves and claim expenses of UAP’s property & casualty operations are included in the year end reserves as at December, 31, 1997 and thereafter. Cumulative payments and reserve development for the 1998 year and thereafter include the development of the integrated property & casualty liabilities of AXA, including UAP, as loss development data specific to UAP is not available and there is no reasonable basis of allocating cumulative payments and reserves re-estimated between AXA and UAP post-acquisition.
(c)	AXA acquired GRE in May 1999. The operations of GRE have been integrated within AXA. At time of acquisition the gross reserves totaled€ 5.6 billion.
(d)	In 2003, the company AXA Corporate Solution Insurance UK was transferred from AXA Corporate Solutions Assurance to AXA RE.

The majority of the business of the property & casualty insurance operations is short tail and, therefore, losses develop and are paid relatively quickly. In 2003, approximately 39% of the claims reserves were paid in the year that the claim event occurred (2002: 37%).

Note 15 “Insurance Liabilities” to the consolidated financial statements includes: (i) a reconciliation of beginning to ending gross outstanding claims reserves including claim expenses for each of the three years ended December 31, 2003 and (ii) the effect on income relating to changes in claims reserves for each of the three years ended December 31, 2003 under the caption “increase (decrease) in provision attributable to prior years”.

In respect of the direct insurance business in 2003, there were no reportable changes in the claims payment patterns. In addition (i) there have been no significant changes in assumptions during the current year and (ii) in 2003, the company AXA Corporate Solution Insurance US was transferred from the large risks insurance activities to the reinsurance business with total claims reserves of €459 million at December 31, 2003. See “Item 5 - Operating and Financial Review and Prospects” for further information.

/55

Loss reserve development table: AXA RE

					At December 31,
(in euro millions, except percentages)	1993	1994	1995 (d)	1996	1997	1998	1999	2000	2001(e)	2002	2003 (f)

Gross reserves for claims expenses in
Balance Sheet developed initially(b)	1,184	1,496	2,451	2,646	2,880	3,060	3,396	3,455	5,868	4,778	4,200

Gross reserves for claims expenses in
Balance Sheet developed in 2003 (f)	1,298	1,626	2,576	2,778	3,010	3,298	3,620	3,660	6,356	5,220	4,200

Initial retroceded reserves	(107)	(201)	(262)	(196)	(285)	(416)	(430)	(393)	(1,652)	(1,020)
Retroceded reserves in 2003(f)	(157)	(265)	(320)	(257)	(342)	(516)	(533)	(498)	(2,055)	(1,386)	(853)
Initial net claims reserves in excess
of (less than) re-estimated net
claims reserves:	1,141	1,361	2,256	2,521	2,668	2,782	3,088	3,163	4,302	3,834	3,347

Paid (cumulative) at:
One year later	293	374	602	615	583	956	1,165	1,218	1,987	1,441
Two years later	473	566	1,008	965	1,094	1,594	1,893	1,860	3,198
Three years later	593	737	1,221	1,230	1,430	2,000	2,265	2,449
Four years later	706	849	1,410	1,427	1,685	2,232	2,779
Five years later	784	935	1,548	1,586	1,815	2,677
Six years later	851	1,037	1,677	1,689	2,101
Seven years later	932	1,106	1,759	1,953
Eight years later	991	1,156	2,000
Nine years later	1,032	1,288
Ten years later	1,212

Reserve re-estimated at:
One year later	1,368	1,558	2,811	2,970	2,945	3,743	3,969	4,199	5,922	5,012
Two years later	1,326	1,549	2,917	2,829	3,159	3,817	4,105	4,061	6,183
Three years later	1,329	1,675	2,774	2,891	3,168	3,772	3,955	4,034
Four years later	1,428	1,643	2,818	2,844	3,045	3,643	4,027
Five years later	1,403	1,653	2,755	2,754	2,941	3,722
Six years later	1,413	1,681	2,678	2,612	2,964
Seven years later	1,473	1,622	2,558	2,692
Eight years later	1,422	1,552	2,653
Nine years later	1,360	1,688
Ten years later	1,480

Cumulative redundancy (deficiency)
from the initial gross claims reserves
in excess of (less than) re-estimated
gross claims reserves	(183)	(62)	(77)	86	46	(425)	(407)	(374)	174	208

Re-estimated retroceded
reserves	199	228	342	340	434	587	537	473	1,662	1,219

Premium adjustment (c)	259	254	507	540	600	658	943	1,168	1,232	1,079

Re-estimated net claims
reserves:	1,023	1,206	1,804	1,812	1,930	2,477	2,547	2,393	3,289	2,714

Initial net claims reserves in excess of
(less than) re-estimated net claims reserves:
Amount (a)	118	156	452	709	738	304	541	769	1,013	1,120	na

Percent of original net reserve (a)	10.4%	11.4%	20.0%	28.1%	27.7%	11.0%	17.5%	24.3%	23.6%	29.2%	na

(a)	It is not appropriate to extrapolate future redundancies or future deficiencies based on the loss reserve development presented in the table as conditions and trends that have affected the development of the liability in prior periods may not necessarily occur in the future periods.
(b)	The loss reserve development table is presented on an underwriting year basis for AXA RE business. Accordingly reserves re-estimated and the excess of re-estimated reserves in excess of the original reserves include reserves for losses occurring up to twelve months subsequent to the original year-end. For example, if an underwriting year reinsurance contract term was from January 1 to December 31, 1998 it may cover underlying policies with terms beginning both on January 1, 1998 and December 31, 1998. Losses incurred on underlying policies beginning on January 1, 1998 could occur as early as January 1, 1998 while losses incurred on underlying policies beginning on December 31, 1998 could occur as late as December 31, 1999.
(c)	Represents premium earned subsequent to the accounting year end and premium reinstatements / experience-rated premiums received and accrued from the ceding insurers as assumed losses were incurred.
(d)	Includes the claims reserves of Abeille Re acquired in 1995.
(e)	In 2001, the claims reserves of AXA RE were adversely affected by the September 11th attacks.
(f)	In 2003, the company AXA Corporate Solution Insurance US was transferred from AXA Corporate Solutions Assurance to AXA RE (total claims reserves transferred amounted to €459 million).

/56

RECONCILIATION OF LOSS RESERVES DEVELOPED TO CONSOLIDATED FINANCIAL STATEMENTS

The following table reconciles the gross insurance liabilities, that is, the gross claims reserves including claim expenses, in the Loss Development Tables presented above to that presented in the AXA’s consolidated financial statements in accordance with French GAAP as at the dates indicated (refer to note 15 “Insurance Liabilities” to the consolidated financial statements included elsewhere in this annual report).

	At December 31,
(in euro millions)	2003	2002

Total gross claims reserves developed:
Property & Casualty (including AXA Corporate Solutions Assurance)	27,825	28,465
AXA RE	4,200	4,778

Total gross claims and other reserves developed	32,025	33,243

Gross claims and other reserves not developed:
Catastrophe equalization reserves	397	327
Other reserves (a)	4,990	4,604

Total gross claims and other reserves excluding Life & Savings	37,412	38,175

Claims reserves for Life & Savings Segment	7,624	7,556

Total gross claims and other reserves	45,036	45,731

(a) Represents mainly disability claims and construction reserves.

ENVIRONMENTAL, ASBESTOS AND OTHER EXPOSURES

Environmental, asbestos and other related exposures are not material to AXA. Further details are provided in note 15 “Insurance Liabilities” to the consolidated financial statements included elsewhere in this annual report.

ADDITIONAL FACTORS WHICH MAY AFFECT AXA’S BUSINESS

For information relating to certain additional matters that may effect AXA’s business, see “Item 3 - Key Information - Risk factors” and “Item 8 - Legal Proceedings” included elsewhere in this annual report.

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

/57

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

Europe

The regulatory systems governing insurers in France, Germany, the United Kingdom (“UK”), Belgium and other European jurisdictions where AXA does business are comprehensive and generally are designed to protect the interests of policyholders rather than those of security holders. In Europe, AXA operates in most major markets through free-standing subsidiaries which are subject to a regulatory scheme based on the European Union (“EU”) insurance directives on life insurance and insurance other than life insurance. These directives were implemented in France, Germany, the UK and certain other jurisdictions through legislation that became effective in July 1994 and are founded on the “home country control” principle according to which the ongoing regulation of insurance companies, including their non-home country insurance operations (whether direct or through branches), is the responsibility of the home country insurance regulatory authority. The home country insurance regulator monitors compliance with applicable regulations including regulations governing solvency, actuarial reserves and investment of assets. Selling activities of non-home country insurance operations, however, are generally regulated by the regulator in the country in which the sale of the insurance product takes place. As a result of the implementation of these directives, an insurance company that has been licensed to conduct insurance business in one jurisdiction of the EU may do business directly or through branches in all other jurisdictions of the EU without being subject to licensing requirements under the laws of the other jurisdictions.

The EU has also adopted various directives concerning solvency margin requirements for insurers and insurance groups. An EU directive dated October 27, 1998 requires insurance groups to calculate a consolidated solvency margin for periods ending after December 31, 2001. This directive was transposed in French law under an ordinance dated August 29, 2001, decreed on March 14, 2002, and has been applicable since 2002. Under this directive as adopted in French law, AXA must establish appropriate internal controls to ensure solvency sufficient to cover all of the Group’s insurance liabilities, inform the French Insurance regulatory authorities annually of certain intra-group transactions, and calculate on a consolidated basis the capital needed to meet the respective solvency requirements of the Group’s insurance subsidiaries. Similar group solvency requirements are required to be fulfilled by intermediate holding companies that own Group insurance subsidiaries in different EU jurisdictions. In addition, there are ongoing discussions in the EU and in individual EU member states concerning regulation and supervision of financial conglomerates. The EU proposed a directive that would require assessment of the solvency of a financial conglomerate on the group level, supervision of risk concentration and intra-group transactions, and prevention of double-leveraging of the capital of the holding or parent company, i.e. once in the holding or parent company and a second time in the subsidiary (“double gearing”). The directive was adopted in 2002 and is expected to be implemented into French law in 2005. The AXA Group is a financial conglomerate within the meaning of this directive. In addition to other applicable regulatory requirements, in France, Germany, the UK, and certain other European jurisdictions, property and casualty insurers are required to maintain equalisation reserves to protect against the impact of large claims and catastrophes. The basis on which these equalisation reserves are established is set out in the local country regulations based on pre-established formulas applicable to certain lines of business and may be capped at a maximum level.

/58

In Germany, one of AXA’s Germany subsidiaries, AXA Versicherung AG, has been among the German insurers subject to an investigation being conducted by German competition authorities which is focused on certain alleged anticompetitive practices among leading German “industrial” non-life issuers. This investigation was commenced in mid-2002 and is on-going. Based on information currently available to it, management is not in a position to predict with any certainty the outcome of this investigation, however, possible sanctions may include substantial fines.

In the UK, one of AXA UK’s subsidiaries, AXA Sun Life, published financial promotions for one of its products during the period between December 2001 and April 2003 which contained hypothetical past performance figures. Due to errors in compiling these figures, the past performance was overstated. The effect of this was publication of potentially misleading financial promotions being issued to AXA Sun Life customers. AXA Sun Life intends to offer redress to affected policy holders (both in-force and lapsed) to offer a refund of premiums with interest. Certain business partners may also be entitled to compensation with respect to any lost future commissions from this business. Management of AXA Sun Life cannot predict with certainty at this time the financial impact of these matters. In terms of the general UK regulatory environment, there have been several changes following the implementation of the FSMA and the issuance of the regulator’s Handbook of Rules and Guidance in December 2001. At this stage, the most significant changes relate to the requirement to have appropriate systems and controls in place to manage the business. Further major changes are also planned in 2004 to prudential regulation, when an integrated regime for insurers, banks and investment managers is introduced, and in 2005 when conduct of business rules are introduced for non-life business. Further changes to the regulatory regime for UK life business are being considered, including: (i) the manner in which UK “With-Profits” business is managed, sold and reported on, and (ii) distribution of investment products (including “With-Profits” business). The U.K. government has also adopted legislation relating to employee pension schemes, which became effective in April 2001 and imposed a limit on the fee that insurance companies are allowed to charge for administering Stakeholders’ Pensions, the simplified individual pensions promoted by the new legislation. As a result of this legislative change, UK life insurers, including AXA’s U.K. subsidiary, have experienced increased pricing and competitive pressure with respect to these types of products. UK Regulators have also been imposing increasingly stringent capital requirements on insurers, including our UK subsidiary, and new regulatory measures to assess capital adequacy including reporting to regulators on the basis of a “realistic balance sheet” with a “market consistent” valuation approach for assets and liabilities.

United States

In the United States, AXA’s insurance operations are subject to regulation and supervision by all the various states and territories. Within the United States, the method of regulation varies but generally has its source in statutes that delegate regulatory and supervisory powers to an insurance commissioner. While regulation varies by jurisdiction, most jurisdictions have comprehensive laws and regulations governing approval of policy forms and rates, the standards of solvency that must be met and maintained (including risk based capital measurements), the establishment of reserves, the licensing of insurers and their agents, sales practices by agents, the nature of and limitations on investments, restrictions on the size of risks which may be insured under a single policy, deposits of securities for the benefit of policy-holders, methods of accounting, periodic examinations of the affairs of insurance companies, and the form and content of reports of financial condition and results of operations to be filed. While the regulation of the insurance business remains principally at the state level in the United States, the adoption of the Gramm-Leach-Bliley Financial Modernization Act of 1999 (the “Gramm-Leach-Bliley Act”) eliminated many of the barriers that formerly separated the banking, insurance and securities industries in the United States and also imposed certain new requirements on insurers and other financial

/59

institutions operating in the U.S., including consumer protections regarding security and confidentiality of non-public personal information. This legislation allows the formation of diversified financial services holding companies in the U.S. that can provide a broad array of financial products and services to their customers. In addition, the legislation permits insurers and other financial services companies to acquire banks, and expands permitted banking activities to encompass the insurance business. Certain of AXA’s US insurance, broker-dealer and investment management subsidiaries, including Equitable Life, and certain policies and contracts offered by them are subject to regulation under the Federal securities laws administered by the SEC and under certain state securities laws. The SEC conducts regular examinations of the operations of these companies, and from time to time makes requests for particular information from them. The SEC, other governmental regulatory authorities, including state securities administrators, and the National Association of Securities Dealers (“NASD”) may institute administrative or judicial proceedings which may result in censure, fines, the issuance of cease-and-desist orders, the suspension or expulsion of a broker-dealer or member, its officers or employees or other similar consequences.

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

In January 1998, the Florida Attorney General and the Florida Office of Insurance Regulation (formerly known as the Florida Department of Insurance) (“OIR”) issued subpoenas to Equitable Life, and in December 1999, the Florida Attorney General issued an additional subpoena to Equitable Life, in each case requesting, among other things, documents relating to various sales practices. Equitable Life cooperated fully with the Florida Attorney General and OIR and in July 2003 executed a settlement agreement with the Florida Attorney General and a consent order with the OIR. Pursuant to the settlement agreement and the consent order, Equitable Life paid the costs of the investigation and implemented an “Outreach Plan” in Florida. The purpose of the Outreach Plan is to identify those customers, if any, who have questions or concerns about their life insurance policies involving certain sales practices. Based on the results of the Outreach Plan to date, Equitable Life does not believe that there were any widespread or systemic deficiencies with regard to such sales practices.

In addition, a number of states in the US, including New York, California and Florida, have enacted legislation requiring disclosure of extensive information concerning Holocaust era insurance policies sold in Europe prior to and during the Second World War. While these statutes vary and certain of them provide exemption for companies such as AXA that participate in the International Commission on Holocaust Era Insurance Claims, the ultimate sanction under certain of these statutes for failure to disclose the required information is revocation of an insurer’s license to engage in the insurance business in the concerned state. Although each of AXA’s U.S. insurance subsidiaries intends to comply with these laws with respect to its own activities, the ability of AXA and its European affiliates to comply may be impacted by various factors including the availability of relevant information after more than 50 years and privacy laws in effect

/60

in various European countries. Any failure to comply with these laws could result in state regulatory authorities seeking to take enforcement actions against AXA and its U.S. affiliates, including Equitable Life. Litigation challenging the validity of the California legislation concluded on June 23, 2003 when the U.S. Supreme Court, in a 5-4 decision, struck down California Holocaust law on grounds that the law violates the U.S. constitution because it interferes with the President’s conduct of U.S. foreign policy. Since that decision various federal legislative initiatives similar to the Californian legislation have been introduced in the US Congress. To date, none of these initiatives have been enacted. Management cannot predict with certainty, however, whether such federal legislative initiatives may be adopted in the future or whether US insurance regulatory authorities may undertake new legislative, regulatory or related initiatives in connection with this matter. For additional information on these matters, see Note 28 “Litigation” in AXA’s consolidated financial statements included in Item 18 of this Annual Report.

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

There are a number of existing, newly enacted or recently proposed Federal tax initiatives that may significantly affect AXA’s US life insurance subsidiaries. In June 2001, legislation was enacted which, among other things, provides several years of lower rates for estate, gift and generation skipping taxes (“GST”) as well as one year of estate and GST repeal (in 2010) before a return to 2001 rates for the year 2011 and thereafter. Other provisions of the legislation increased amounts which may be contributed to tax qualified retirement plans and could have a positive impact on funding levels of tax qualified retirement products. In 2003, reductions in income tax rates on long-term capital gains and qualifying corporate dividends were enacted which could adversely impact the relative attractiveness of cash value life insurance and annuity products (and may adversely impact the sales of such products) relative to other investment alternatives which may qualify for these lower rates. Recently, legislation has been proposed regarding accelerating and making permanent the repeal of the estate and generation skipping taxes. If enacted, this legislation would have an adverse impact on sales of life insurance in connection with estate planning. Other provisions of the proposed legislation and provisions of recently issued U.S. Treasury regulations relate to the business use of life insurance, split-dollar arrangements, creation of new tax favored savings accounts and modifications to qualified plan rules. These provisions could adversely affect the sale of life insurance to businesses, as well as the attractiveness of qualified plan arrangements, cash value life insurance and annuities. Management cannot predict what other proposals may be made, what legislation, if any, may be introduced or enacted or what the effect of any such legislation might be.

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

/61

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

Asset Management

Alliance Capital and AXA Investment Managers are subject to extensive regulation in the various jurisdictions in which they operate. These regulations are generally designed to safeguard client assets and insure adequacy of disclosure concerning investment returns, risk characteristics of invested assets in various funds, suitability of investments for client investment objectives and risk tolerance, as well as the identity and qualifications of the investment manager. These regulations also generally grant supervisory agencies broad administrative powers, including the power to limit or restrict the conduct of business for failure to comply with such laws and regulations. In such event, the possible sanctions that may be imposed include the suspension of individual employees, limitations on engaging in business for specific periods, the revocation of the registration as an investment adviser, censures and fines.

Alliance Capital and certain of its subsidiaries as well as certain U.S. subsidiaries of AXA Investment Managers and Equitable Life are investment advisers registered under the United States Investment Advisers Act of 1940 (the “Investment Advisers Act”). Each of Alliance’s U.S. mutual funds is registered with the SEC under the U.S. Investment Company Act of 1940 (the “Investment Company Act”) and the shares of most of these funds are qualified for sale in all states in the United States and the District of Columbia, except for U.S. funds offered only to residents of a particular state. Certain subsidiaries of Alliance Capital and Equitable Life are also registered with the SEC as transfer agents and broker-dealers that are subject to minimum net capital requirements. Transactions between Equitable Life and Alliance Capital are subject to applicable provisions of the New York Insurance Law and transactions between AXA Investment Managers and its insurance company clients are subject to various insurance law regulations of the various jurisdictions where these clients are domiciled. These regulations generally require diversification of invested assets, impose limitations on investments in certain asset classes and also generally require that the terms of transactions between the investment manager and its client be fair and equitable, that charges or fees for services performed be reasonable and that certain other standards be met. Fees must be determined either with reference to fees charged to unaffiliated clients for similar services or, in certain cases, which include ancillary service agreements, based on cost reimbursement. In addition, under the New York Insurance Law and regulations certain investment advisory agreements and ancillary administrative services agreements between Equitable Life and Alliance Capital are subject to approval by the New York Superintendent of Insurance within a prescribed notice period.

Alliance Market Timing Investigations. Certain regulators in the United States including the SEC and state attorneys general (including, in the case of Alliance, the Office of the New York State Attorney General (“NYAG”)) have been investigating practices in the mutual fund industry identified as “market timing” and “late trading” of mutual fund shares and have requested that Alliance provide information to them. Alliance has cooperated and will continue to cooperate with all of these authorities. In connection with investigations by the SEC and NYAG, the board of directors of the general partner of Alliance (the “Alliance Board”) appointed a special committee (the “Special Committee”), consisting of all of the independent directors of the Alliance Board to direct and oversee a comprehensive review of the facts and circumstances relating to the issues being investigated by the SEC, the NYAG and other interested authorities. The Alliance Board authorized the Special Committee to retain such advisers as it deems necessary to assist it in the performance of its duties, and it has retained its own legal counsel to so assist it. Information about

/62

the initial results of the internal investigation and the activities of the Special Committee are set forth in Alliance’s Form 10-Q for the quarter ended September 30, 2003 and Form 10-K for the year ended December 31, 2003.

On December 18, 2003, Alliance reached terms with the SEC for the resolution of regulatory claims against Alliance with respect to market timing. The agreement with the SEC is reflected in an Order Instituting Administrative and Cease-and-Desist Proceedings pursuant to Sections 203(e) and 203(k) of the Investment Advisers Act and Sections 9(b) and 9(f) of the Investment Company Act, Making Findings and Imposing Remedial Sanctions and a Cease-and-Desist Order of the Commission (as amended on January 15, 2004, the “Order”). The Order found that Alliance maintained relationships with certain investors who were permitted to engage in market timing trades in certain domestic mutual funds sponsored by Alliance in return for or in connection with making investments (which were not actively traded) in other Alliance products, including hedge funds and mutual funds, for which it received advisory fees (“Market Timing Relationships”). The Order also stated that the SEC determined to accept an Offer of Settlement submitted by Alliance. Alliance concurrently reached an agreement in principle with the NYAG, which is subject to final, definitive documentation. These and related matters are the subject of an ongoing investigation by the Special Committee and its counsel. On February 10, 2004, Alliance received (i) a subpoena duces tecum from the Office of the Attorney General of the State of West Virginia and (ii) a request for information from the Office of the State Auditor, Securities Commission, for the State of West Virginia (together, the “Information Requests”). The Information Requests call for Alliance to produce documents concerning, among other things, any market timing or late trading in Alliance sponsored mutual funds.

Among the key provisions of the Order and the agreement with the NYAG (each, an “Agreement”) are the following. Under both Agreements, Alliance must establish a $250 million fund to compensate fund shareholders for the adverse effect of market timing. Of the $250 million fund, the Agreements characterize $150 million as disgorgement and $100 million as a penalty. The Agreement with the NYAG requires a weighted average reduction in fees of 20% with respect to investment advisory agreements with Alliance’s sponsored U.S. long-term open-end retail funds for a minimum of five years, which commenced on January 1, 2004. This reduction in fees is expected to reduce Alliance’s revenues by approximately $70 million in 2004.

Under the Agreements, the boards of the U.S. funds, all of which have already moved to elect independent chairmen from among their independent directors, will also have independent directors that comprise at least 75% of each board, and will add a senior officer and any needed staff to assist the boards in their oversight of compliance, fiduciary issues and conflicts of interest.

Alliance has retained the services of an Independent Distribution Consultant, who is subject to the approval of the staff of the SEC and to the independent directors of the U.S. funds. The Independent Distribution Consultant has been retained to create a plan for the distribution of the $250 million fund to mutual fund shareholders. To the extent the Independent Distribution Consultant concludes that the harm to mutual fund shareholders caused by market timing exceeds $200 million, Alliance will be required to contribute additional monies to the restitution fund. The plan will be submitted to the SEC and Alliance for approval. After the SEC and management of Alliance approve the distribution plan, it will be published and the public will be afforded an opportunity to comment. After the comment period has ended, the SEC will issue an order approving the final plan. Restitution payments under the plan are not likely to be made prior to the fall of 2004.

/63

The terms and conditions of the Agreements also include, among others: formation of a Code of Ethics Oversight Committee, composed of senior executives of Alliance’s operating businesses, to oversee all matters relating to issues arising under the Alliance Capital Code of Ethics; establishment of an Internal Compliance Controls Committee, chaired by Alliance’s Chief Compliance Officer, which shall review compliance issues throughout Alliance, endeavor to develop solutions to those issues as they may arise from time to time, and oversee implementation of those solutions; establishment of a company ombudsman to whom Alliance employees may convey concerns about Alliance business matters that they believe involve matters of ethics or questionable practices; engagement of an Independent Compliance Consultant who shall conduct a comprehensive review of Alliance’s supervisory, compliance, and other policies and procedures designed to prevent and detect conflicts of interest, breaches of fiduciary duty, breaches of the Code of Ethics and Federal securities law violations by Alliance and its employees; and commencing in 2005, and biannually thereafter, a compliance review of Alliance Capital by an independent third party.

Alliance recorded a pre-tax charge to income of $190 million for the quarter ended September 30, 2003 to cover restitution, litigation and other costs associated with these investigations and other litigation. Alliance recorded an additional $140 million pre-tax charge against its fourth quarter 2003 earnings in connection with these matters. As a result of these charges, the board of directors of the general partner of Alliance and Alliance Holding determined not to pay a distribution to their respective unitholders for fourth quarter 2003. Distributions are expected to resume for first quarter 2004, with payout policy returning to traditional levels in relation to cash flow for the second quarter 2004. For more information about the effect of the $250 million fund, the related charges and the fee reduction on Alliance’s results of operations, financial condition and distributions, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Item 7 of Alliance’s Form 10-K for the year ended December 31, 2003.

Revenue Sharing. Alliance and approximately twelve other investment management firms were publicly mentioned in connection with the settlement by the SEC of charges that Morgan Stanley violated Federal securities laws relating to its receipt of compensation for selling specific mutual funds and the disclosure of such compensation. The SEC has indicated publicly that, among other things, it is considering enforcement action in connection with mutual funds’ disclosure of such arrangements and in connection with the practice of considering mutual fund sales in the direction of brokerage commissions from fund portfolio transactions. The SEC has issued subpoenas to Alliance in connection with this matter and Alliance has provided documents and other information to the SEC and is cooperating fully with its investigation.

Other

As a publicly-traded company listed both on the ParisBourse and the New York Stock Exchange, AXA is subject to numerous laws, rules and regulations governing a variety of matters. These include (i) timely and accurate disclosure of information to investors, (ii) presentation of financial information in accordance with both French GAAP and US GAAP requirements, (iii) restrictions on presentations of non-GAAP measures in the US, auditor independence requirements (including prohibitions on auditors furnishing certain types of non-audit services), (iv) numerous corporate governance requirements (including independence requirements for audit committee members), (v) certification of certain public reports by AXA’s Chief Executive Officer and Chief Financial Officer, and (vi) requirements to evaluate, document, and report on AXA’s internal accounting and disclosure controls and procedures. The scope and impact of these requirements on the day-to-day operations of AXA has increased significantly over the past two years

/64

with the adoption of the Sarbanes Oxley Act in the United States in 2002 and the adoption of similar legislation in other jurisdictions, including the Financial Security Law (la loi de securite financiere) in France in 2003. While the spirit of these laws is very similar, their technical requirements sometimes conflict. Management has devoted very substantial resources to insure compliance with both the letter and spirit of these laws over the last two years and anticipates that considerable resources will continue to be devoted to this area in the future.

Additional information on regulatory matters

A more detailed description of certain matters involving AXA Financial, Inc. and its subsidiaries (including Equitable Life and Alliance) is included in the annual reports on Form 10-K for the year ended December 31, 2003 and subsequent reports on Form 10-Q, respectively, of AXA Financial, Inc. (SEC file no. 1-11166), Equitable Life (SEC file no. 0-25280) and Alliance Capital (SEC file no. 1-9818) filed with the SEC (collectively, the “Subsidiary SEC Reports”). The Subsidiary SEC Reports are publicly available and copies can be obtained through the SEC’s EDGAR system (www.sec.gov/edgar), at the SEC’s public reference rooms at 450 Fifth St., N.W., Washington, D.C. 20549 or at the SEC’s other public reference rooms in New York and Chicago, or on the websites of these subsidiaries.

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

/65

Item 5: Operating and Financial Review and Prospects

You should read the following discussion together with AXA’s audited consolidated financial statements and the related notes included elsewhere in this annual report. The audited consolidated financial statements have been prepared in accordance with French GAAP, which principles are described in note 2 to the consolidated financial statements. French GAAP differs in certain material respects from U.S. GAAP. A summary of the material differences between French GAAP and U.S. GAAP relevant to AXA, and, additional U.S. GAAP disclosures are provided in notes 33 and 34 to the consolidated financial statements. As indicated in note 33, in 2002, the U.S. GAAP adjustments as of and for the year ended December 31, 2001 were restated for the accounting for other-than-temporary declines in value for securities, which reduced AXA’s 2001 U.S. GAAP consolidated net income; but with no change to AXA’s U.S. GAAP consolidated shareholders’ equity at December 31, 2001.

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

Overview

The Operating and Financial review and Prospects provides certain information on markets for the current year and a discussion and analysis of AXA’s operating performance for the years ended 2003, 2002 and 2001 as reported under French GAAP with certain additional U.S. GAAP commentary as set out below.

  The information on the market conditions applicable to the current year focuses , mainly on the financial markets and insurance markets conditions for the main countries in which AXA operates.
  In addition, main operating highlights of the year are specific to AXA, we provide a summary of the principal acquisitions and disposals and capital and financing operations that occurred during the year, as well as important events subsequent to December 31, 2003.
  An overview of critical accounting policies is provided setting out the accounting policies that use assumptions and estimates to prepare the consolidated financial statements.

The ‘consolidated operating results’ section is based on French GAAP financial statements and is composed of two main parts: (i) Group gross consolidated revenues for the year ended December 31, 2003 compared to December 31, 2002, and for the year ended December 31, 2002 compared to December 31, 2001, for the Group and by operating segment; (ii) Group consolidated results for the year ended December 31, 2003 compared to December 31, 2002,

/66

and for the year ended December 31, 2002 compared to December 31, 2001 for the Group and operating segment. In addition, specific commentary and analysis is provided for each operating segment i.e. Life & Savings, Property & Casualty, International Insurance, Asset management segment and Other financial services, as well as Holdings companies non-operating segment. In addition, for each insurance operating segment, general accounts investment results are provided for the principal accounts assets.

Additional information is provided in the “Liquidity and capital resources” section, describing AXA’s operations sources and uses of funds, solvency margin requirements, supplementary information on contractual obligations and specific information relating to off-balance sheet arrangements, and consolidated cash flow for the year ended December 31, 2003 compared to December 31, 2002, and for the year ended December 31, 2002 compared to December 31, 2001.

Information is also provided under “Other matters” specific to (i) impairment of investments, (ii) high level commentary on the reconciliation from French GAAP to US GAAP.

Finally a glossary of certain technical terms is provided at the end of this section.

Market conditions in 2003

FINANCIAL MARKETS

2003 saw a reversal of the downturn that had persisted in the financial markets for the previous three years running, with the Morgan Stanley Capital Index (“MSCI”) World Index posting a gain of 30.3%. The first solid steps in a synchronized global recovery led by the United States, combined with the recovery in corporate earnings, helped the world’s stock markets to turn the corner. The recovery began in March, after the US and its allies commenced military operations in Iraq. On the currency front, the US dollar continued throughout 2003 the downward slide it began in 2002. The euro was once again the strongest of the world’s main currencies in 2003.

STOCK MARKETS

The recovery was global after the lowest points reached in March. In local currency terms, the US S&P 500 advanced by 26.3%, while the Japanese Nikkei was up 24.4%. In Europe, the Stoxx 50 rose by 16%, the CAC 40 by 16% and the FTSE 100 index by 13.6%, while the German DAX was up 37%.

BOND MARKETS

The performance of bond markets was rather low in 2003. The yield on the US 10-year T-bond went from 3.85% to 4.25%, the German Bund from 4.20% to 4.25%, the British gilt from 4.43% to 4.80%, the French OAT from 4.27% to 4.25% and the Japanese JGB from 0.90% to 1.35%.

FOREIGN CURRENCY EXCHANGE RATES AND OTHER PERIOD-TO-PERIOD COMPARISONS

In 2003, the Euro continued its appreciation against other currencies, especially against the US Dollar (+20%), the Yen (+8.5%) and the Sterling (+8.2%).

/67

The year end and average exchange rates used in the preparation of AXA’s consolidated financial statements in euro are provided in Item 3 – Key Information – Exchange Rate Information. AXA provides on a regular basis certain period-to-period comparisons calculated on a constant exchange rate basis to eliminate the effects of changes in exchange rates between the euro and other currencies. In this context, AXA recalculated the financial information as follows: the data for the current year period were restated using the prevailing foreign currency exchange rate for the same period in the prior year.

For information purposes and in respect of AXA’s principal non-Euro-based life insurance operations, an analysis is provided below to provide an indication of the impact of foreign currency fluctuations on premium growth.

	U.S.	UK	Japan

Premium growth in original currency (2003 vs 2002)	29%	(6%)	7%
Foreign exchange impact	(21%)	(8%)	(12%)

Premium growth as reported in Euros	8%	(15%)	(5%)

In addition, AXA provides on a regular basis certain period-to-period comparisons calculated on a comparable basis to eliminate the effects of changes in foreign exchange as described above and changes in AXA’s scope of consolidation to eliminate the results of acquisitions, disposals and business transfer (constant structural basis) and of changes in accounting principles (constant methodological basis), in one of the two periods being compared.

Insurance and Asset Management Markets

LIFE & SAVINGS

France. 2003 was a year of recovery for the French Life & Savings markets. Although not as strong as during 1999 (+13%) and 2000 (+20%), premium growth reached an estimated +9% as compared to +2% in 2002 and a decrease of –7% in 2001. The pace of growth accelerated towards the end of the year. Increase in individual business premiums reached +8% while group business (mainly group retirement) increased by +20%, fuelled by additional retirement premiums from large companies. Similar to 2002 trends, general account premiums were up +13% as customers continued to favor these products as perceived as less volatile. Meanwhile, the rate of decrease in unit linked gross premiums slowed down, as financial markets were less volatile (–7% in 2003 compared to –32% in 2002).

United States. In 2003, U.S. investors responded favorably to the recovery in the equity market and the availability of products with features offering guarantees. Interest rates remained low and provided economic stimulus. In the Annuity market, industry sales of variable annuities were up 9.5%, driven by the stronger equity market and the popularity of guaranteed minimum income and death benefits, while industry fixed annuity sales decreased 23% as a result of lower interest rates. In the Life Insurance market, variable life insurance sales remained weak. Industry Variable Life sales were down 37% from 2002. The Variable Life business generally lags behind the movement in the equity market. Sales of Life Insurance products with fixed returns, such as Universal Life, were strong throughout 2003. Industry Universal Life sales were up 25%. Industry fixed Whole Life insurance sales were also up (9%), while Term insurance sales were flat since 2002. Management believes that the stronger equity market is likely to drive higher sales of variable annuities and could start improving sales of variable life insurance.

/68

United Kingdom. New annualized business (new regular premiums plus 10% of single premiums) fell in 2003 in contrast to growth of 2.3% in 2002 and 14.1% in 2001. This was largely the result of continued adverse stock-market performance in the early part of the year coupled with stock-market volatility even as the markets began to recover. With sales of both investment and pension products being hit, the principal growth area in 2003 was protection, in particular term assurance. Sales of With Profits Bonds, the largest product sector in 2002, collapsed in 2003 as falling stock markets reduced capital available to finance new business at the levels of previous years and consumers lost confidence in the With Profits concept. Management believe that it will take some time for that ‘lost’ “With-Profits” business to be redirected into other life bond products. While overall sales of Group Pensions have fallen, there has been a change in the types of product sold, as many employers have closed defined benefit schemes and moved to lower cost defined contribution schemes. Independent Financial Advisers continued to be the principal sales channel in 2003 accounting for around 70% of new business The HM Treasury will define the product design for the new suite of “Sandler” products, including a price cap. The HM Treasury has indicated that it will not announce its thinking until the FSA has concluded work on reviewing the sales process, which is unlikely before May 2004. The industry has lobbied the HM Treasury very hard to increase the 1% price cap proposed by Sandler.

Asia / Pacific.

Japan. The Japanese Life insurance market experienced declining in-force business for the eighth consecutive year (a premium income reduction of 3% compared to Japan fiscal year 2002) influenced by a lack of customer confidence due to solvency concerns and the low interest rate environment. In the midst of these difficulties, the share of foreign Life insurers in the Japanese market was 17%, (a 3.4 point increase compared to fiscal year 2002) and AXA Japan reached the 10th position in the Japanese Life insurance industry with a 3.1% market share (based on premium income).

Australia. In Australia and New Zealand, the savings related investment sector continued to be the growth area due to the ageing population and continued government support for self-funded retirement. Retail savings and investment sectors were adversely impacted in the first half-of the year due to the war in Iraq. This investor uncertainty was reflected in the move from equities and growth products to more defensive income style products over the year. Despite this uncertainty, the retail managed fund market grew 11% (slightly below previously estimated grow of 13%).

Hong Kong. The Hong Kong Life insurance market experienced strong growth in 2003, for the 9 months to September 2003, the market for individual life new business annual premium equivalent increased by 15% compared to the same period in 2002. Despite a partial slowdown in the overall market during the first half of 2003 due to SARS, AXA China Region experienced growth in sales, with a 23% increase (9 months to September) of individual life new business. Customers are now re-focusing their investment strategies towards equity-based investment linked business as a result of the rebound in equity markets. The Hong Kong equity market (Hang Seng Index) grew 31% during the second half of the year.

Germany. In Life & Savings, new business of regular premiums grew by 13.3% to €8.0 billion, while single premiums increased by 12.3% to €8.3 billion. In 2003, in line with the increase in the maximum contribution to the state pension scheme, new business for individual endowment products increased significantly (€2.6 billion or +30.8%) whereas annuity products grew only by 15.2% (€2.7 billion). Increased awareness for the need of private pension schemes has also pushed sales of single premiums group annuity products (€2.4 billion or +37.3%). While the state funded individual pensions products (so-called Riester products) still remain far below expectations, representing less

/69

than 2% of regular premiums new business, there is strong increase in demand for product of “Pensionskasse” (group pension funds). All in all, premium growth is expected to be at 3.6% in 2003, this excludes group pension business for which market figures are not available.

In Health: Ongoing difficulties of the public health insurance system are continuing to push private health insurance. There are two types of market-share-winners: mutual insurers with low-price-image and manufacturers with innovative products and strong position in the broker market. Overall health market is expected to grow by 7.0% in 2003.

Belgium. The downward trend on unit-linked business experienced in 2001 and 2002 continued in 2003: unit-linked plummeted 40% in 2003 (slightly less than the previous estimate of 47%) after falling by 16% in 2001 and falling by 32% in 2002. Consumers turned to safer insurance products with guaranteed rates (+25% in 2001, +39% in 2002 and +64% in 2003), whereby life products grew 26% overall in 2003 (less than the previous estimate of 31% growth) and short term bank savings accounts increased by 17% (greater than the previously estimated of 13%). The overall Life & Savings market growth was estimated at +26%.

Southern Europe. In 2003, the institutional Spanish insurance market faced the end of the externalization of pensions funds products (–34%). Unit-linked products increased by 14% benefiting from financial markets recovery. However the future of this business is uncertain due to a change in tax regulation. In Italy, the market has continued growing over 2003: written premiums grew by 15% as compared to the same period last year , and new business grew by 13%. The new business growth was mainly driven by index-linked products and traditional saving products, particularly single-premium. In Portugal market grew by 18.2% to €5.4 billion, mainly driven by the increase of group products, which benefited mostly bank-insurers.

PROPERTY & CASUALTY

France. The French Property and Casualty market growth rate was higher (+8%) in 2003 than in 2002 and 2001 (+7% for each year). In commercial lines, the main factor for this improvement was the increase in rates notably as regards the liability and industrial property risks, as the claims charges remained at a high level and reinsurance costs significantly increased. Although to a lesser extent, growth was also significant for personal lines, as the number of contracts increased and rates moderately increased.

Germany. In 2003, total Property & Casualty business increased by 2.8% in all lines. In motor line, gross written premiums, covering more than 40% of total Property & Casualty, increased by 2.4% to €16.1 billion. Due to the absence of catastrophes and major losses, and owing to favorable climatic conditions, claims paid for current year (all motor lines aggregated) decreased by 4.0%, mainly in motor liability (–7.4%). Property is the second largest Property & Casualty business with €8.9 billion gross written premiums (+6.5%). More restrictive underwriting clauses as well as the absence of natural disaster year-to-date, have led to a substantial reduction in claims expenditures. General Liability lines showed a 3.6% increase in gross written premiums to €4.0 billion. In accident, gross written premiums increased by 2.8% to €2.9 billion.

United Kingdom. The UK market has enjoyed a positive underwriting environment throughout 2003 with hard market conditions in Commercial lines in the first three quarters driving double digit growth across AXA’s SME market.

/70

Competition increased in the fourth quarter particularly in Commercial Motor and Property classes. Rating increases on Liability classes continued to be strong across the year with increases of up to 35%. In Personal Lines Motor rates increased by 0.5%, as the market cycle turned downwards, and Household by 3%. Across the year, most carriers will also have benefited from the benign weather experienced in 2003 with no major weather events.

Belgium. The Belgian Property & Casualty market grew by 6% in 2003 (against 7% in 2002). This significant increase, compared to an average annual growth of 3% for the last 10 years, is primarily due to the motor line by +6% (previously estimated at +5%) (accounting for 36% of total Property & Casualty) and household (+8% in 2003), and both benefited from rates increases. The Workers’ compensation market showed growth of 4% (previously estimated at 2%) in 2003 as the Belgian economy softened.

Southern Europe. The Spanish market grew by 9% to €24 billion in a favorable economic environment. In spite of a 7% growth, the motor line confirmed the slow-down which started in the second half of 2002 as a result of strong price competition. Household and health businesses increased respectively by 14% and 9%. In Italy, the insurance market in 2003 was influenced by the Italian government request to limit tariff increases on compulsory Motor Third-Party Liability cover. After a 4% to 5% increase in average premium in February, most companies left their tariffs unchanged. Motor third-party liability grew by 7.4% in 2003 while other lines grew by 6.4%. Agency networks continued to dominate the market, maintaining their 85% market share in 2003 against direct underwriters (mainly in motor) and brokers (mainly in other lines). The introduction in July of the “patente a punti”, a driving license where points are deducted upon offences, contributed to a reduction in severe car accidents on Italian roads. In Portugal, market grew by 5.3%. Motor business, which represented nearly half of written premiums, increased by 4.5% to €1.9 billion. Workers compensation, which totaled 20% of the P&C insurance market, grew by 2.6% to €0.8 billion.

INTERNATIONAL INSURANCE

On the reinsurance side, after the large claims experience and the financial market crisis in 2001, a progressive stabilization of prices is under way. The bulk of AXA RE’s portfolio – Property, Marine and Aviation – showed stable rates and no capacity issues. The rest of the portfolio – Motor and Casualty – benefited from additional rate increases. The share of non-proportional business is growing again. Competition amongst reinsurers is coming from the growing size of Bermudian companies. As in 2002, reinsurance has not been hit by exceptional claims in 2003.

On the large risks insurance market, in the context of a favorable claims experience, further rate increases and restructuring of large Corporate Insurance programs (through franchise agreements and other contract clauses) were conducted, especially in liability, and on a lesser extend in property, motor and marine. Only the aviation market softened, in the context of a reduced airlines activity.

ASSET MANAGEMENT

After a slow start to the year, a strong climb by equity markets in 2003 provided a positive background for the industry, demonstrated by the S&P 500, which advanced by nearly 29% during the year. Those investors, who either left or reduced their activity in equity markets during the past few years, began to return or increase their activity, albeit cautiously. In the second half of the year, the market timing and late trading investigations carried out by the regulatory authorities, in particular the SEC and the Office of the New York Attorney General became a focal point for both US retail investors and the investment management companies offering mutual funds.

/71

December 31, 2003 Operating Highlights

MAIN EVENTS

EXECUTIVE SUMMARY

AXA’s key businesses recorded very strong operating performances while maintaining their growth potential.

  Life & Savings New Business Contribution improved by 4% to Euro 675 million, or +16% at constant exchange rates, and separate account assets increased 12% to Euro 101 billion, up 25% at constant exchange rates, signaling a return to favor of unit-linked products.
  Property & Casualty combined ratio strongly improved by 4.0 points on a comparable basis to 101.4%, ahead of the 103.3% target.
  A successful turn-around occurred in International Insurance with earnings up €318 million to €142 million in 2003.
  Assets under management were up 4% to Euro 775 billion at year-end 2003, or +17% on a constant exchange rate basis, benefiting from strong net inflows of Euro 20 billion, as well as market appreciation.

ACQUISITIONS AND DISPOSALS

DISPOSALS

On January 8, 2003, AXA Asia Pacific Holdings completed the sale of its 50% interest in Members’ Equity to Industry Funds Services. The proceeds from the sale were €53 million, with a net realized capital gain on the sale of €12 million (Group share).

In Austria/Hungary, AXA Konzern had announced on December 18, 2002 the terms of its discussions with UNIQA Versicherung AG, the first Life and fourth Non-Life Insurer in this country, for the sale of its business. This transaction was signed in December 2002, and finalized on June 4, 2003. The amount of the realized capital gain accounted for in 2003 was €37 million.

AXA Bank Belgium sold Auxifina, one of its subsidiaries dealing with consumer credit, which client population was not consistent with its core business population. The realized capital gain was €+15 million gross and net Group share.

On July 1, AXA Germany sold its stake (49.9%) in Colonia Re J.V. to General Re. This agreement ends a fruitful period of collaboration with General Re in Germany, which lasted more than eight years through a joint venture agreement and is in line with AXA Germany’s strategy to focus on its core business. Proceeds from the sale were €701 million. In full-year 2003 accounts, the related capital gain amounted to €11.3 million.

CAPITAL AND FINANCING OPERATIONS

FINANCING OPERATIONS

Issuance of undated subordinated notes

On May 7, 2003 AXA issued U.S.$500 million of undated subordinated callable fixed rate notes under its existing €5.0 billion Euro Medium Term Note program. The notes were issued at an issue price of 100% and bear interest at the rate of 7.10% per annum, payable quarterly in arrear. The Company may, at its option and in certain circumstances redeem the notes, at par on or after November 7, 2008 or prior to this date in the event of certain tax or regulatory events. Furthermore, during the second half year, AXA issued private placement debt securitries totaling approximately

/72

€500 million from its Medium Term Note program. These issues, which are callable undated subordinated notes, allow to partly anticipate the refinancing of debt maturing in 2004 and 2005, whilst benefiting from unprecedented favorable market conditions and improving AXA’s liquidity by further extending the average maturity of its debt.

Bonds redeemable in shares or in cash [Obligations Remboursables en Actions ou en Numéraire (ORANs)]

AXA decided to finance the proposed acquisition of MONY for an amount of €1.4 billion, by issuing ORANs, which are bonds redeemable either in shares or in cash. The ORANs were issued upon the exercise of warrants allocated free of charge by AXA to its shareholders. Shareholders on record at close of business on September 19, 2003 were allocated, free of charge, one warrant for each share held resulting in the issue by AXA of 1,763,924,947 warrants. 16 warrants entitled warrant holders to subscribe one ORAN against payment of Euro 12.75 per ORAN corresponding to the issue of 110,245,309 ORANs for a total of Euro 1,405,627,690.

Each ORAN issued will be automatically redeemed by the issuance of one new ordinary AXA share following the closing date of the acquisition. If the acquisition is not completed, and at the latest on December 21, 2004, the ORANs will be redeemed in cash, at par with accrued interest of 2.4% prorata temporis.

CAPITAL OPERATIONS

The AXA Group has for several years offered to its employees, in and outside France, the opportunity to subscribe for shares issued by way of capital increase reserved for employees. In 2003, employees invested €188 million (respectively €13 million in July and €175 million in December). The 2003 offerings led to the issuance of 15.1 million shares. At December 31, 2003, the total number of shares in issue amounts to 1,778 million, and employee shareholders represent approximately 4.8% of the outstanding share capital of AXA as compared to 4% as of December 31, 2002.

Please refer to “- Liquidity and Capital Resources” included elsewhere within this section of the annual report for further information.

Events subsequent to December 31, 2003

On September 17, 2003, AXA announced that the Board of Directors of its U.S. subsidiary, AXA Financial Inc. had reached an agreement with the Board of Directors of MONY, a life insurance company based in New York. The agreement approved a merger of the two companies, with AXA Financial acquiring 100% of MONY for $1.5 billion in cash. As per the agreement, Mony’s shareholders will receive $31 per share upon consummation of the merger plus a dividend of 0.33 to 0.35 cents per share. This deal is consistent with the Group’s global strategy, and will enable AXA Financial to add considerably to its distribution network, expand its product range, increase assets under management and to gain highly qualified staff and additional customers. The transaction was approved by MONY’s shareholders on May 18, 2004, but remains subject to receipt of required regularory approvals from the local insurance and banking authorities.

On January 2, 2004, AXA concluded the disposal of insurance brokerage operations activities in the Netherlands, Unirobe, through a management buy-out. The proceeds for the sale will amount to €126 million, and the related capital gain is estimated to €105 million.

/73

On January 23, 2004, AXA concluded with BBVA Group an agreement under which AXA will acquire the 50% stake of BBVA in its subsidiary Hilo Direct Seguros y Reaseguros S.A. (“Direct Seguros”). After this transaction, AXA will hold 100% of Direct Seguros. The purchase price will amount to €49 million. The transaction is subject to the approval of the Spanish insurance and competition regulatory bodies.

In January and February 2004, AXA issued private placement debt securities of $375 million under its €5.0 billion Medium Term Note program.

In connection with Alliance Capital’s acquisition of the business of Sanford Bernstein in 2002, there was a liquidity agreement provided to the former shareholders of Sanford Bernstein pursuant to which they can put to AXA Financial in any one period up to 20% of the original Alliance Capital units issued to such shareholders. On March 5, 2004, the former shareholders of Sanford C. Bernstein exercised their rights to sell 8.16 million Alliance Units. As a consequence, the ownership interest of AXA Financial in Alliance Capital at this date increased by 3 percent from 56% to 59%.

AXA Germany sold on April 20, 2004 its building society AXA Bausparkasse to BHW – a German competitor, specialised in savings plans for the financing of the purchase of real estate properties. This sale was subject to the approval by the German anti-trust authorities, which was obtained in June 2004. In addition, a distribution agreement has been concluded with BHW. The expected impact of this sale on AXA's consolidated accounts is a capital loss of €22 million (net Group share).

At the general meeting of shareholders of AXA held on April 21, 2004, the shareholders approved the dividend in respect of 2003 of €0.38 per ordinary share, or €676 million, based on the number of shares outstanding at December 31, 2003. The approved dividend will be paid in 2004.

Critical Accounting Policies

The results of AXA are sensitive to the accounting policies, assumptions and estimates that underlie the preparation of its consolidated financial statements. The accounting policies used in the preparation of the consolidated financial statements in accordance with French GAAP are set out in Note 2 in the notes to the consolidated financial statements under Item 18 of this annual report. The notes to the consolidated financial statements also contain a summary of (i) recently issued accounting pronouncements, including those not yet adopted, and (ii) significant differences in accounting policies between French GAAP and U.S. GAAP.

Certain of AXA’s accounting policies under French GAAP and U.S. GAAP require the use of estimates and assumptions that may involve a degree of judgment that could affect amounts reported in AXA’s consolidated financial statements. Many of these policies estimates and related judgments are common in the insurance and financial services industries. In applying these policies, management makes subjective and complex judgments that may require estimates about matters that are inherently uncertain. These estimates may be based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Consequently, actual experience or current estimates could differ significantly from the previous estimates due to changes in assumptions and financial market or, economic or other conditions. Such differences would be reflected in the financial statements (when appropriate) and could impact AXA’s financial results and conditions.

The accounting policies that are deemed critical to AXA’s operations results and financial position, in terms of materiality

/74

and the degree of judgment and estimation involved, are summarized below. The statements below contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act. See “Special Note Regarding Forward-looking Statements” included in the beginning of this annual report.

AXA’s principal investments for its insurance related assets are in fixed maturity and equity securities. Under French GAAP, these securities are carried at amortized cost or historical cost unless impaired, whereas under U.S. GAAP these securities are stated at fair value unless otherwise indicated. The basis for measuring fair value may require utilization of investment valuation methodologies, such as discounted cash flows analysis, if quoted market prices are not readily available. Approximately 19% of AXA’s total investments in debt and equity securities represented unquoted securities at December 31, 2003. The assessment of whether impairment has occurred is based on a security-by-security evaluation and will depend on, but not be limited to, (i) the length of time or the extent to which an unrealized loss position exists, (ii) whether the issuer has been experiencing significant financial difficulties, (iii) factors specific to an industry sector or sub-sector, and (iv) whether AXA intends to hold the security until recovery in value. The level of impairment losses can be expected to increase when economic conditions worsen and decrease when economic conditions improve. Under French GAAP, the scope of an impairment review is based on market volatility, and (i) the recoverable value, which is not, except in certain circumstances, the market value at year end but rather a value determined based on the net worth, future cash flows and specific considerations relating to the industry sector /or activities of the issuer, and (ii) ability and intent to hold the security until the market value recovers. These allowances may be reversed in future periods if the facts, circumstances and information available to management warrant such course of action. Consequently, the assessment of whether impairments have occurred is based on evaluation of the issuer and its future earnings potential, including near-term prospects of recovery. Under U.S. GAAP, the determination of impairment is based on market value at year end and also may include a certain level of evaluation by management in assessing prospects of near-term recovery. Assessing an issuer’s near-term prospects may be difficult and involve many judgments and assumptions. The use of, and changes to, different methodologies and assumptions may have a material effect on AXA’s consolidated operating results under U.S. GAAP as compared to French GAAP.

AXA enters into derivative transactions primarily to hedge interest rate risk, foreign currency risk and change in equity price risk. AXA’s financial results are impacted by (i) changes in fair value of derivatives not in qualifying as hedges for accounting purposes, (ii) gains or losses on the hedges, and (iii) hedges not adequately covering the anticipated exposure. As AXA manages its hedging strategies to meet the hedging requirements as set forth under French GAAP basis, certain economic hedging relationships established by AXA could not be designated as qualifying U.S. GAAP hedges and, therefore, such derivatives are accounted for as trading instruments creating additional income statement volatility under U.S. GAAP.

The “Insurance liabilities, gross of reinsurance” is the largest liability in AXA’s consolidated financial statements (58% of total liabilities at December 31, 2003), representing amounts payable under insurance policies, including traditional life insurance contracts, immediate annuities and health insurance contracts. Generally, amounts are payable over an extended period of time and the profitability of the products is dependent on the pricing of the products. The principal assumptions used in pricing these policies and in the establishment of liabilities for future policy benefits are mortality, morbidity, expenses, policy lapse and surrender rates, investment returns, interest crediting rates to policyholders and inflation. Differences between the actual experience and assumptions used in pricing the policies and in the establishment of liabilities result in variances in profit and could result in losses. Determination of the liabilities in respect of guaranteed minimum income benefit and death benefit features (GMIBs and GMDBs) is based on models that involve estimates and judgments, including those regarding expected market rates of return and volatility, contracts surrender rates and mortality.

/75

AXA’s insurance liabilities also include unpaid claims and claim expenses (15% of total liabilities at December 31, 2003). The property & casualty claims reserves are determined on a basis to cover the total cost of settling an insurance claim. With the exception of disability annuities, that are deemed structured settlements, the claims reserves are not discounted. The claims reserves include the claims incurred and reported in the accounting period, claims incurred but not reported (“IBNR”) in the accounting period and costs associated with the claims settlement management. The claims reserve is based upon estimates of the expected losses for all lines of business taking into consideration management’s judgment on the anticipated level of inflation, regulatory risks and the trends in cost and frequency of claims, actual against estimated claims experience, other known trends and development, and local regulatory requirements.

The costs of acquiring new and renewal business that vary with and are primarily related to the production of new business are specifically identified and deferred by establishing an asset, referred to as deferred policy acquisition costs (“DAC”). The extent to which acquisition costs are deferred is a significant factor in that business’ reported profitability in any given period. In addition, and in respect of in-force insurance business acquired in a business combination, the present value of future profits attributable to that business is recorded at acquisition date, being Value of Purchased Life Business in Force (“VBI”). In principal, the value of insurance liabilities at date of acquisition net of VBI represents the estimated fair value of such business on such date. The extent to which VBI is calculated will depend on assumptions used to estimate the future profitability of the contracts acquired including the discount rate used. In respect of amortization of DAC and VBI on certain types of insurance contracts, the amortization may be affected by changes in estimated gross profits or margins principally related to investment return, mortality and expense margins, lapse rates and anticipated surrender charges. Should revisions to estimated gross profits or margins be required, the effect is reflected in earnings in the accounting period that the assumptions are revised. Recoverability is assessed at least on an annual basis.

AXA provides defined benefit pension plans in various forms covering eligible employees across its operations. There are several assumptions that impact the actuarial calculation of pension plan obligations (that is, the projected benefit obligation) and, therefore, the net periodic pension cost reflected in the financial statements. The net periodic pension cost is the aggregation of the compensation cost of benefits promised, interest cost resulting from deferred payment of those benefits, and investment results of assets dedicated to fund those benefits. Each cost component is based on best estimates of long-term actuarial and investment return assumptions. Actual experience different from that assumed generally is recognized prospectively over future periods. In addition and under U.S. GAAP only, an additional minimum pension liability is recognized if the accumulated benefit obligation (“ABO”) is in excess of the fair value of plan assets at measurement date (as measured separately for each defined benefit plan). The ABO represents the measurement of pension obligations relating to services performed by active, terminated, and retired employees and uses the same assumptions as used for the projected benefit obligation except for the fact that it does not take account of future salary increases through to retirement date but instead determines the value of the obligation based on past and current salary levels at the current measurement date. The after-tax charge for the additional minimum liability, if any, is recognized in accumulated other comprehensive income (a separate component of shareholders’ equity) and not through operating results. The assumptions used may differ from actual result due to changing financial market and economic conditions, changes to terms and conditions of the plans, and longevity of participants.

AXA reviews goodwill arising from business combinations when there is an indication that impairment may have taken place, or at a minimum on an annual basis. At December 31, 2003, the goodwill asset totaled € 12,874 million.

/76

Indications of impairment include any events or changes in circumstances that indicate that the carrying amount of goodwill may not be recoverable and, therefore, there is an element of judgment in (i) evaluating when the indication of an impairment is significant enough to require a full test to be undertaken, and (ii) determining the fair value to be used to assess recoverability of the carrying value. The valuation techniques include market quotations and expected discounted cash flows taking account of current shareholder net assets value plus future profitability on business in-force and profitability value on future new business. As at December 31, 2003, the goodwill asset impairment test did not indicate that this asset was impaired. However, future tests may be based upon different assumptions and market/economic conditions, which may or may not result in impairment of this asset in future periods. In addition, changes in market, economic or other conditions may affect the value of goodwill. Should impairment occur, any loss could reduce materially the value of the goodwill asset with a corresponding charge recorded against income.

Under French GAAP, valuation allowances are recorded against deferred tax assets unless under an economic approach (based on thorough analysis of future statutory profits) the deferred tax assets are deemed recoverable. US GAAP gives greater weight to previous cumulative losses than the outlook for future profitability when determining whether deferred taxes are realizable.

In respect of Scope of Consolidation, AXA includes in its French GAAP consolidated financial statements the accounts and activities of the holding companies and AXA subsidiaries (see Note 3 to the consolidated financial statements included elsewhere in this annual report). Consolidation is based on whether AXA exercises controlling influence, which is presumed when AXA directly or indirectly holds at least 40% of the voting rights and no other shareholder directly or indirectly holds a percentage interest greater than that held by AXA. However, in accordance with French GAAP certain activities involving structured investment transactions, real estate joint ventures and limited partnerships arrangements may not be consolidated if such investments are principally held by AXA’s insurance entities. Under the U.S GAAP “voting interest model”, consolidation is based on whether AXA has a majority interest based on voting rights (direct or indirectly held) of more than 50%, regardless of whether or not such interest are held by the insurance entities. In addition and in respect of variable interest entities, even though AXA may not hold more than 50% of the voting rights of the entity, AXA may be deemed to be the primary beneficiary and, therefore, may be required to consolidate such investment vehicles under the U.S. GAAP “variable interest model”. The accounting rules for the determination of the primary beneficiary are complex and require evaluation of the contractual rights and obligations associated with each party involved in the entity, an estimate of the entity’s expected losses and expected residual returns and the allocation of such estimates to each party. All significant intercompany transactions and balances except those with discontinued operations are eliminated in consolidation.

Consolidated Operating Results

In 2003, the Life & Savings segment did not include any longer the contribution of the UK health activities, presented from January 1, 2003 in the Property & Casualty segment. UK health activities accounted for €1,134 million and €1,156 million of gross written premiums in 2002 and 2001 respectively, and for €52 million and €22 million of net income Group share in 2002 and 2001 respectively. As a consequence, pro forma financial data for 2002 and 2001 figures are provided and commentaries presented here below are based on a constant structural basis.

/77

CONSOLIDATED GROSS REVENUES

The table below presents gross revenues by segment after the elimination of inter-company transactions for the periods indicated.

Consolidated gross revenues (a)

	Years ended December 31,
(in euro millions)	2003	2002	2001

Life & Savings	46,799	48,586	48,399
Property & Casualty	17,098	15,948	15,896
International Insurance	3,972	5,762	5,678
Asset Management	2,922	3,411	3,730
Other Financial Services	836	1,020	1,128

TOTAL	71,628	74,727	74,832

(a) After elimination of intercompany transactions.

The following commentary on segment contribution to AXA’s consolidated gross revenues is based on financial data after the elimination of inter-company transactions, as detailed in Note 32 “segment information” in the notes to the consolidated financial statements included elsewhere in this annual report.

YEAR ENDED DECEMBER 31, 2003 COMPARED TO YEAR ENDED DECEMBER 31, 2002

Consolidated gross revenues for the full-year 2003 were €71,628 million, down by –4.1% on a current basis, mainly as a result of the significant appreciation of the Euro mainly against US dollar, Yen and British pound (€–5.5 billion impact or –7.4%). Other scopes differences compared to the same period last year (sale of AXA Austria, AXA Hungary, AXA Australia Health activities, and International insurance business in run-off in the United States) also contributed to the decrease (€–1.4 billion).

On a comparable basis, consolidated revenues were up +5.3%, showing a sustained growth throughout the year.

Life & Savings revenues growth was +8.5%, with positive performance recorded in most countries, in particular in the United States (+29.1%), Belgium (+25.9%), Germany (+9.2%), France (+4.4%) and Japan (+6.2%); this growth was partly offset by the decrease in the UK (–11.2%) mainly as a result of AXA’s withdrawal from the “With-Profit” bonds market since July 2002, followed by significant reductions in the overall “With-Profit” bond market, and in Spain (–44%) since 2002 revenues had benefited from large Group single contracts relative to pension fund outsourcing. The US revenues were favorably impacted by the strong sales of the Variable Annuity Accumulator Series launched in April 2002, despite large Institutional Separate Account premiums related to Equitable Life benefit plans registered in 2002 (excluding this item, revenues grew by +35%). Belgium and Germany benefited from a high level of sales on non-unit linked products, interest-linked products in Belgium and Group pension funds in Germany (newly established “Pensionskasse”). Japan revenues growth was driven by continued conversions progress, higher margins on individual health sales, strategic bancassurance agreements, partly compensated by lower Group pension transfers. France benefited from growth in individual general accounts premiums and new Group business.

/78

Property & Casualty: gross written premiums were up +4%, showing good performance in all major countries, especially in France (+5.9%), the UK (+3.6%). This growth was achieved through successful rates increases and positive net inflows despite the continuing application of strict underwriting policies. Personal lines grew by +3%. This was attributable to both the Motor business (+2%) especially in France, Germany, and Belgium, due to a combination of moderate rates increases and portfolio growth, and the non-Motor business (+4%) mainly in the UK benefiting from new partnerships agreements. Commercial lines also grew by +8%, mainly attributable to France and the UK, due to significant tariff increases in all lines of business, combined with a strict underwriting policy and portfolio pruning.

International insurance revenues were down –10.9%, pulled by AXA RE (–17.7%), reflecting (i) continued stringent underwriting policy aiming at reducing the risk exposure of the portfolio while focusing the P&C portfolio on more profitable business, and (ii) a 2002 non-recurring revision on prior year premiums (€+271 million). AXA Corporate Solutions Assurance also showed a –3.9% decrease, reflecting lower premiums on Aviation, reduced exposure to selected business lines, and a decrease in property line following the reshuffling of the UK portfolio, only partly offset by the growth in the Casualty line due to rates adjustments and new business.

Asset management fees, commissions and other revenues were nearly flat at –0.3%, both in Alliance Capital (-0.4%) and AXA Investment Managers (+0.5%), recovering in the second half of the year due to stronger equity markets.

Other financial services decrease in revenues (–19.2%) was mainly attributable to AXA Bank Belgium (–21.8%), as a result of lower revenues on off balance-sheet products, on inter-bank operations and on fixed income portfolio, despite higher volume of mortgage loans.

YEAR ENDED DECEMBER 31, 2002 COMPARED TO YEAR ENDED DECEMBER 31, 2001

Consolidated gross revenues were down by €105 million to €74,727 million in 2002, or a decrease of 0.14%. The decrease was mainly due to negative impacts from:

  A stronger euro currency, primarily against the yen and U.S.dollar (on a constant exchange rate, consolidated gross revenues would have been €2,136 million higher).
  Starting January 1, 2002, the “de-consolidation” or change in consolidation method for small entities (for which premiums did not exceed 0.15% of AXA’s consolidated gross revenues), amounting to €532 million. AXA now accounts for the following as investments under the equity method: Turkey Life & Savings and Property & Casualty operations, Hong Kong and Singapore Property & Casualty operations and Direct Seguros in Spain.

On a comparable basis, consolidated gross revenues increased by 4.6%.

Life & Savings Segment. Gross revenues were stable year on year (or were up by 5.5% on a comparable basis). The United States (up by 15.4%) had very good performance primarily due to strong sales on the new variable annuity product launched in April 2002 and to strong first quarter sales of a new Fixed Annuity product (SPDA) launched in September 2001. Japan (up by 28.8%) was driven by a sharp increase in Group pension premiums following acquisition of additional shares in several large contracts. This strong growth was partly offset by a lower performance from France (down by 5.4%) and the UK (down by 6.5%), as both were strongly impacted by poor stock market conditions driving customers away from unit-linked product sales. This trend was accelerated in the UK by the withdrawal from the “With-Profit” bond market in July 2002, consistent with the long held strategy of prudent financial management of financial strength.

/79

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

Asset Management Segment. Gross revenues were down by 8.6% (or a decline by 7.2% on a comparable basis). The decrease was mainly attributable to Alliance Capital (down by 8.4%), where the drop in the financial markets impacted the value of assets under management. Despite these unfavorable effects, overall, the Group’s asset managers collected €7.8 billion of net new money.

CONSOLIDATED NET INCOME

The tables below present AXA’s consolidated operating results and contribution to AXA’s consolidated net income by segment for the periods indicated.

Net Income

	Years ended December 31,
(in euro millions)	2003	2002	2001

Gross written premiums	67,306	69,723	69,471
Bank revenues	820	1,012	1,127
Fees, commissions and other revenues	3,503	3,992	4,234

Gross revenues	71,628	74,727	74,832

Change in unearned premium reserves	320	(382)	(355)
Net investment result (a)	26,935	(8,713)	(1,244)

Total revenues	98,883	65,632	73,233

Insurance benefits and claims	(81,317)	(47,922)	(56,668)
Reinsurance ceded, net	(1,113)	(523)	1,163
Insurance acquisition expenses	(5,798)	(5,891)	(6,394)
Bank operating expenses	(502)	(600)	(838)
Administrative expenses	(7,567)	(8,098)	(8,775)

Income before income tax expense	2,587	2,597	1,721

Income tax expense	(536)	(426)	(45)
Equity in income (loss) of unconsolidated entities	41	23	17
Minority interests	(243)	(368)	(385)
Goodwill amortization	(844)	(877)	(788)

NET INCOME	1,005	949	520

(a)	For the periods ended December 31, 2003, 2002, and 2001, the change in fair value of separate accounts had impacted the net investment result for respectively Euro +14,949 million, Euro -17,576 million and Euro -11,613 million and insurance benefits and claims respectively.

/80

Net Income

	Years ended December 31,
(in euro millions)	2003	2002	2001

Life & Savings	671	1,063	922
Property & Casualty	448	(19)	52
International Insurance	142	(176)	(386)

Total Insurance	1,261	869	588

Asset Management	(24)	218	153
Other Financial Services	138	119	97

Total Financial services	115	337	250

Holding companies	(371)	(257)	(318)

NET INCOME	1,005	949	520

YEAR ENDED DECEMBER 31, 2003 COMPARED TO YEAR ENDED DECEMBER 31, 2002

The 2003 net income reached €1,005 million, or a €+56 million increase compared to 2002, mainly due to higher operating results, partly offset by the unfavorable impact of exchange rates (€–115 million), principally in the Life & Savings segment (€–126 million).

Goodwill amortization decreased by €34 million, favorably impacted by the strengthening of euro against foreign currencies (€+48 million impact), primarily US dollar and Yen. On a constant exchange rate basis, goodwill amortization increased by €14 million.

The contribution to AXA’s consolidated net income increase in respect of each operating segment is set out below:

Life & Savings Segment

The contribution to AXA’s 2003 consolidated net income was €671 million, down by €392 million (or €341 million excluding UK Health business presented from January 1, 2003 in the Property & Casualty segment). This decrease was partly attributable to the unfavorable impact of exchange rates fluctuation (€–126 million, of which €–138 million related to the United States). At constant exchange rates, the decrease was €–215 million The decrease was mainly attributable to the (i) United Kingdom (€–242 million) driven by a lower technical margin and the impact of 2002 non-recurring tax profits, (ii) Japan (€–206 million) mainly as a result of an additional valuation allowance on deferred tax asset and higher other than temporary impairment on assets, and Germany (€–31 million) due to higher other than temporary impairment on assets. These unfavorable items were partly offset by an improvement in the United States (€+200 million) as a result of higher technical results, and higher net investment gains, and in Hong-Kong (€+85 million) due to higher net capital gains.

Property & Casualty Segment

The contribution to AXA’s 2003 consolidated net income was €448 million, up by €467 million (or €415 million including UK Health business). This increase was attributable to most entities mainly as a result of significantly improved operational performance. The Group combined ratio improved by 5 points to 101.4%, or 4 points on a constant structural basis1, mainly driven by an improvement of the accounting all accident years loss ratio by 4 points or 3.7 points on a constant structural basis to 74.3%. This performance was partly offset by lower earnings in Germany (€–104 million), mainly as a result of lower investment income.

(1) Including UK health activities.

/81

International Insurance Segment

The contribution to AXA’s 2003 consolidated net income was €142 million, compared to a loss of €–176 million in 2002, or an increase of €+318 million. This improvement was reflected in both Reinsurance and large risk operations improved technical results. Their contribution to the €318 million was €195 million and €116 million for AXA RE and AXA Corporate Solutions Assurance respectively.

Asset Management Segment

The contribution to AXA’s 2003 consolidated net income was €–24 million, down by €242 million compared to 2002. This trend was mainly due to Alliance Capital, showing a €–256 million decrease, or €–264 million at constant exchange rates. Alliance Capital was unfavorably impacted by (i) the non repeated impact of the 2002 exceptional profit related to the exercise by the former shareholders of Sanford Bernstein of their liquidity put option (€–148 million net Group share impact), and (ii) a charge recorded in 2003 for legal proceedings and mutual funds investigation settlement matters (€–124 million net Group share impact, at constant exchange rates).

Other Financial Services Segment

The contribution to AXA’s 2003 consolidated net income was €138 million, up by €20 million. This improvement was mainly attributable to AXA Bank Belgium (€+47 million) due to higher capital gains, partly offset by French Banks (€–6 million) in connection with the integration cost of Banque Directe, and other entities (€–21 million), which benefited from a lower level of positive run-off development.

The activities from the holding companies resulted in a net loss of €–371 million in 2003 as compared to a net loss of €–257 million in 2002. The increase in the net loss was mainly due to AXA S.A (higher financial charges), other French holdings (high level of capital gains in 2002), and Australia New Zealand holdings (sale of AXA Asia Pacific Holdings’ health operations in August 2002), partly offset by a significant improvement in Germany holdings (higher capital gains and lower tax charge).

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

The 2002 net income also included €235 million from exceptional operations relating to:

  The capital gain of €87 million realized on the sale of AXA Asia Pacific Holdings’ health activities, and
  An exceptional profit of €148 million in Alliance Capital, as a result of the partial release (€277 million) of the provision set up in 2000 to offset the dilution gain when acquiring Sanford C. Bernstein, Inc. This release was due to the buy-back of 8.16 million private units in Alliance Capital to the former shareholders of Sanford Bernstein, after these shareholders exercised their liquidity put option; it generated an additional goodwill, which was entirely amortized over the year (€129 million at average exchange rate).

/82

The contribution to AXA’s consolidated net income in respect of each operating segment is set out below:

Life & Savings segment

The contribution to AXA’s consolidated net income (increased by €141 million to €1,063 million in 2002) was mainly due to lower valuation allowances on equity securities as compared to 2001.

Property & Casualty segment

The combined ratio strongly improved by 6 points to 106.5% from 112.5%, or 5.7 points on a comparable basis (excluding the UK Discontinued business now presented in the International Insurance segment), reflecting a strong technical improvement in all major entities, driven by the impacts of stricter underwriting measures and rate increases, and despite the impact of natural disasters in 2002. There was better operational performance in all major countries that was negatively impacted by the lower level of net capital gains in connection with the continuing unfavorable global financial market conditions. Overall, the Property & Casualty segment had a net loss of €–19 million, down by €71 million as compared to 2001.

International Insurance segment

The contribution to AXA’s consolidated net income improved from a net loss of €–406 million in 2001 to a net loss of €–176 million in 2002. This improvement was mainly due to (i) lower cost in 2002 compared to 2001 primarily in respect of the U.S. terrorist attacks on September 11, 2001 (€89 million in 2002 as compared to €515 million in 2001).

Asset Management segment

The contribution to AXA’s consolidated net income in 2002 increased by €65 million to €218 million mainly due to Alliance Capital, in respect of an increase primarily due to the buyback of Alliance Capital units in connection with the Sanford C. Bernstein transaction partly offset by additional amortization of goodwill related to the Bernstein transaction and lower margins in light of the continued decline in equity markets.

Other Financial Services segment

The contribution to net income in 2002 of €119 million (or an increase of €22 million as compared to 2001) was due to a lower level of goodwill amortization (down by €36 million) that was partly offset by a decrease in income before income tax expense mainly due to AXA Bank Belgium and the French banks.

The activities from the holding companies resulted in a net loss of €–257 million in 2002 as compared to a net loss of €–318 million in 2001. The results include a one-off profit from the sale of AXA Asia Pacific Holdings’ health operations in August 2002 and lower interest expense in 2002, that was partly offset by a sharp decrease in net capital gains of €145 million.
/83

CONSOLIDATED SHAREHOLDERS’ EQUITY

At December 31, 2003, consolidated shareholders’ equity totaled €23.4 billion. The movement in shareholders’ equity since December 31, 2000 is presented in the table below:

		Number of ordinary
	Shareholders’ Equity	shares outstanding
	(in euro millions)	(in millions)

At December 31, 2000	24,322	1,665
– Impact of New French GAAP restatements	(593)	–
– Conversion of 4.5% mandatorily convertible bonds at maturity	320	29
– Capital increase in January 2001 (buyout of remaining
AXA Financial, Inc. Common shares outstanding) (a)	737	20
– Impact of change in methodology
(AXA Equity & Law Inherited Estate)	(79)	–
– Exercise of share options	31	3
– Capital increase (Employee share purchase program)	321	18
– Cash dividend	(1,053)	–
– Impact of foreign currency fluctuations	300	–
– Other	(49)	–

December 31, 2001 (before net income for the year)	24,259	1,734
– Net income for the year 2001	520	–
At December 31, 2001	24,780	1,734
– Capital increase (Employee share purchase program)	254	27
– Exercise of share options	8	1
– Cash dividend	(1,117)	–
– Impact of foreign currency fluctuations	(1,197)	–
– Other	34	–

December 31, 2002 (before net income for the year)	22,762	1,762
– Net Income	949	–
At December 31, 2002	23,711	1,762
– Employee stock purchase program (July and December 2003)	189	15
– Exercise of share options	8	1
– Cash dividends (b)	(680)	–
– Impact of foreign currency fluctuations	(985)	–
– Other (c)	154	–

December 31, 2003 (before net income for the year)	22,397	1,778
– Net Income	1,005	–
At December 31, 2003	23,401	1,778

(a)	In connection with the December 2000 buyout of minority interests in AXA Financial.
(b)	Includes the cash dividend paid of €599 million and supplemental tax charge arising from such distribution of €81 million.
(c)	Including €181 million in counterpart of an exceptional amortization of a goodwill which was offset against shareholders’ equity in 1997 at the time of purchase of Germany operations by the Group. This exceptional amortization of goodwill has been posted following the release of a provision set-up at the time of acquisition, this release was due to the disposal, during 2003, of KölnischeRückversicherung JV to General Ré.

/84

EARNINGS PER SHARE (EPS)

	Full Year				Var. FY 2003
(in euro millions except ordinary shares	2003		2002		versus FY 2002
in millions and percentages)	Basic	Fully diluted	Basic	Fully diluted	Basic	Fully diluted

Net income	1,005	1,005	949	949	–	–

Weighted average number
of shares outstanding	1,763.7	1,790.1	1,736.1	1,739.1	–	–

Net income Per Ordinary Share	0.57	0.56	0.55	0.55	4.2%	2.9%

RETURN ON EQUITY (ROE)

(in euro millions	FY	FY	FY	Var. FY 2003/	Var. FY 2002/
except variations in basis points)	2003	2002	2001	FY 2002	FY 2001

Net income	1,005	949	520	–	–
Average Shareholder’s equity	22,958	23,643	24,323	–	–

Annualized ROE	4.4%	4.0%	2.1%	0.4 bp	1.9 bp

Life & Savings segment

The tables below present the operating results of AXA’s Life & Savings Segment, as well as, the contribution to gross revenues and net income attributable to the principal geographic operations within this segment for the periods indicated. This information below is before elimination of inter-company transactions.

Life & Savings Segment (a)

	Year ended December 31,
		2002		2001
		FAS 131	French	FAS 131	French
(in euro millions)	2003	basis (b) (d)	GAAP basis	basis (b)	GAAP basis

Gross written premiums	46,299	46,972	48,080	46,811	47,921
Fees, commissions and other revenues	513	513	539	441	486

Gross revenues	46,812	47,485	48,619	47,251	48,407

Change in unearned premium reserves	(6)	(7)	(16)	16	(2)
Net investment result (c)	25,773	(10,672)	(10,684)	(3,546)	(3,531)

Total revenues	72,579	36,805	37,920	43,721	44,875

Insurance benefits and claims (b)	(65,926)	(30,120)	(30,958)	(35,861)	(36,744)
Reinsurance ceded, net	84	289	288	138	139
Insurance acquisition expenses	(2,797)	(2,738)	(2,806)	(3,119)	(3,193)
Administrative expenses	(2,457)	(2,741)	(2,868)	(3,172)	(3,326)

Income before income tax expense	1,483	1,495	1,575	1,708	1,751

Income tax expense	(289)	(98)	(119)	(469)	(481)
Equity in income (loss) of unconsolidated entities	19	(7)	(7)	16	16
Minority interests	(119)	(68)	(68)	(48)	(48)
Goodwill amortization	(423)	(312)	(319)	(307)	(315)

NET INCOME	671	1,012	1,063	900	922

(a)	Before elimination of intercompany transactions.
(b)	UK Health business has been transferred to UK Property & Casualty segment. Consequently FY 2002 and FY 2001 have been represented to exclude UK Health business.
(c)	For the periods ended December 31, 2003, 2002, and 2001, the change in fair value of separate accounts had impacted the net investment result for respectively €+14,949 million, €–17,576 million and €–11,613 million and insurance benefits and claims respectively.
(d)	In reference to FASB Statement 131, “Segment Information” (“FAS 131”).

/85

Gross Revenues

	Years ended December 31,
		2002		2001
		FAS 131	French	FAS 131	French
(in euro millions)	2003	basis (b)	GAAP basis	basis (b)	GAAP basis

France	10,890	10,432	10,432	11,001	11,001
United States (a)	13,732	12,726	12,726	11,642	11,642
United Kingdom (a)	5,831	7,228	8,362	7,930	9,086
Japan	6,078	6,428	6,428	5,475	5,475
Germany	3,428	3,141	3,141	2,998	2,998
Belgium	2,050	1,629	1,629	1,686	1,686
Others countries	4,802	5,900	5,900	6,520	6,520

TOTAL	46,812	47,485	48,619	47,251	48,407

Intercompany transactions	(13)	(33)	(33)	(8)	(8)

Contribution to consolidated gross revenues	46,799	47,452	48,586	47,243	48,399

(a)	Gross written premiums, plus fees, commissions and other revenues.
(b)	UK Health business has been transferred to UK Property & Casualty segment. Consequently FY 2002 and FY 2001 have been restated to exclude UK Health business.

Net Income

	Years ended December 31,
		2002		2001
		FAS 131	French	FAS 131	French
(in euro millions)	2003	basis (b)	GAAP basis	basis (b)	GAAP basis

France	422	429	429	342	342
United States	433	370	370	367	367
United Kingdom	(4)	241	293	87	109
Japan	(275)	(102)	(102)	(161)	(161)
Germany	(33)	(3)	(3)	19	19
Belgium	(60)	2	2	59	59
Others countries	189	75	75	187	187

TOTAL	671	1,012	1,063	900	922

(a)	UK Health business has been transferred to UK Property & Casualty segment. Consequently FY 2002 and FY 2001 have been restated to exclude UK Health business.

In 2003, the Life & Savings segment accounted for 65% of AXA’s consolidated gross revenues after elimination of intercompany transactions (stable compared to 2002 and 2001). The Life & Savings Segment was the primary contributor to AXA’s 2003 (67%), 2002 and 2001 consolidated net income.

In 2003, the Life & Savings segment did not include any longer the contribution of the UK health activities, presented from January 1, 2003 in the Property & Casualty segment. UK health activities accounted for €1,134 million and €1,156 million of gross written premiums in 2002 and 2001 respectively, and for €52 million and €22 million of net income Group share in 2002 and 2001 respectively. As a consequence, financial data for 2002 and 2001 is also provided under a FAS 131 “basis” (i.e. excluding the UK Health business) and commentaries presented here below are based on a constant structural basis.

/86

In 2002, the operating results for the Life & Savings segment included the mutual fund sales business in Australia and New Zealand that were included in prior periods in the Asset Management segment under NMFM. The prior periods have not been restated for this change as the impact was not material.

The year on year commentaries below are based on the operating results of the segment before elimination of intercompany transactions (refer to Note 32 “Segment information” to the consolidated financial statements included elsewhere in this annual report for further information).

YEAR ENDED DECEMBER 31, 2003 COMPARED TO YEAR ENDED DECEMBER 31, 2002

Gross revenues (before elimination of intercompany transactions) decreased by €1,806 million to €46,812 million, or €672 million on a constant structural basis1. This was mainly attributable to the unfavorable impact of exchange rates fluctuation (€–4,208 million), largely offset by higher sales (€+3,536 million) at constant exchange rates.

This growth at constant exchange rates stemmed from the following countries: The United States (€+3,709 million to €13,732 million, or +29%), which continued to be driven by strong sales of the “Variable Annuity Accumulator Series” product;

  France (€+458 million to €10,890 million, or +4.4%), due to continued growth in individual general account premiums and new Group business;
  Japan (€+396 million to €6,078 million, or +6.1%), as a result of higher margin individual health sales, continued conversion programs and strategic bancassurance agreements, mitigated by a slowdown of Group pension transfers; and
  Belgium (€+421 million to €2,050 million, or +25.9%), and Germany Life and Health (€+287 million to €3,428 million or +9.1%), driven by strong sales of non-unit linked products.

These improvements were partly offset by a decrease in revenues in the following principal countries:

  In the United Kingdom (€–812 million to €5,831 million, or –11.2%), following AXA’s withdrawal from the “With-Profit” bonds market since July 2002. AXA responded to this by focusing on cautious investment products, which continue to drive sales performance in unsettled market conditions, and this resulted in higher sales of unit-linked bonds; AXA has begun to enhance its product range and will continue to mobilize its sales force to mitigate these market conditions in the mid term. New business on an Annual Premium Equivalent basis (APE) in the second half of the year 2003 was 12% higher than in the same period in 2002;
  In Spain (€–375 million to €470 million or –44%) since 2002 revenues had benefited from large group single premium contracts relative to pension fund outsourcing; and
  In Australia health activities (€–326 million) and Austria and Hungary (€–123 million), since these businesses were sold respectively in August 2002 and January 2003.

The net investment result significantly improved by €36,445 million to €25,773 million in 2003. This increase was primarily attributable to:

  A positive change in fair value of separate account and UK With-Profit assets in 2003 of €+14,949 million and €+1,134 million respectively, as compared to negative impacts in 2002 (€–17,576 million and €–3,444 million respectively). This evolution was due to the partial recovery of stock markets The corresponding change in liabilities is shown in the “Insurance benefits and claims” below.
  (1) Excluding UK Health activities in 2002.

/87

  Lower net investment income by €–423 million mainly stemming from the United States (€–491 million). The decrease in the US was principally due to the unfavorable impact of exchange rates fluctuation of €–420 million and lower investment yields. This deterioration was partly offset by improvements in Belgium (€+67 million) due to a higher level of technical reserves and higher dividend income and in the United Kingdom and Japan, the net investment result was up by €+185 million mainly on fixed maturity securities following the capital restructuring of AXA Sun Life funds in 2002, and €+62 million as a result of higher asset balance, partly offset by the impact of exchange rates fluctuation (respectively €–163 million and €–64 million). At constant exchange rates, investment income increased by €+257 million.
  Higher net capital losses in 2003 of €–849 million compared to €–614 million in 2002. This €–234 million decrease reflected a higher other-than-temporary impairment charge on equity securities before tax and policyholder’s participation (€915 million), partly offset by lower impairment charge on fixed maturity securities (€21 million) and a higher level of net realized capital gains (€660 million).

The 2003 impairment charge on equity securities of €1,353 million before allocation to policyholders participation and tax was principally from the following operations: Germany (€565 million), Japan (€332 million), Belgium (€174 million), France (€160 million), Italy (€46 million), and the United States (€43 million), as compared to €438 million charge in 2002 mainly due to: Belgium (€112 million), Hong-Kong (€101 million), Japan (€62 million), the United States (€28 million), France (€24 million), and the United Kingdom (€23 million).

The 2003 impairment charge on fixed maturity securities of €340 million before allocation to policyholders participation and tax was principally from the following operations: United States (€61 million), Japan (€176 million), and Germany (€92 million). In 2002, it amounted to €360 million, principally attributable to the United States operations.

Net realized capital gains reached €844 million, showing a €+660 million increase. They included €176 million related to the disposal of Credit Lyonnais shares, of which €109 million in France, €53 million in the United Kingdom, and €14 million in Belgium. Excluding this item, they were up €+484 million. This increase primarily related to equity securities (€+567 million), reflecting the recovery of financial markets, in France, Japan, Hong-Kong, and AXA Australia, which showed improved investment gains reflecting the favorable impact of the recovery of stock markets on trading assets. Germany also recorded higher capital gains, mainly on fixed maturity securities following the restructuring of its portfolio to better match assets liability durations. These improvements were partially offset by lower realized capital gains on real estate (€–278 million), mainly attributable to the United States as 2002 benefited from higher gains and Spain as AXA Seguros had benefited in 2002 of large realized capital gains on real estate.

Insurance benefits and claims increased by €35,806 million to €65,926 million. This increase was mainly due to the operating growth in volumes, to the above-mentioned increase in change in fair value of separate account (unit linked) assets (mainly in France, the United States and the United Kingdom), and to the change in fair value of UK With-Profit assets. Furthermore, some entities recorded additional reserve strengthening, especially the UK, where non recurring strengthening of reserves were recorded as follows: (i) €138 million across a number of classes of business following a review of mortality and morbidity experience and model refinements, (ii) €52 million due to changes in the valuation of unit liabilities, and (iii) €25 million related to possible endowment miss-selling obligation on a best estimate basis at the date of the closing. This was partially offset by lower allocation to policyholder’s participation as a result of a higher impairment charge as described above.

/88

Total expenses include acquisition cost and administrative expenses, which decreased by €225 million, or an increase by €202 million at constant exchange rates. This increase was mainly attributable to a higher level of commissions in the United States, Germany and in France consistent with strong new business, and in Japan from the combination of higher new business and change in product mix. As a result, acquisition cost increase by €270 million at constant exchange rates. This was partly offset by a reduction in administrative expenses by €68 million, as a result of the continuous efforts in most countries to reduce the cost base.

Income tax expense increased by €191 million to €–289 million. The increase was mainly due to (i) France (€77 million), as a result of an increase in taxable income at full income tax rate, a lower proportion of income being taxed at nil or reduced rate; (ii) the United States (€38 million), as a result of higher taxable income and the absence of the 2002 tax benefit following settlement with IRS (€152 million), partly offset by a €195 million reduction resulting from the review of deferred tax position related to prior periods; (iii) the United Kingdom (€95 million) mainly as a result of the absence of the 2002 release of distribution tax recorded on the inherited estate attributed to AXA (€111 million), partly compensated by lower taxable income; (iv) Japan (€32 million), mainly driven by a €149 million tax valuation allowance on AXA Japan’s tax loss carry forward (compared to €40 million in 2002), partly compensated by lower taxable income; this was partially offset by a decreased tax charge in Germany (€42 million), as a result of lower taxable income.

Goodwill amortization increased by €111 million to €–423 million, mainly as a result of an exceptional amortization in the United States of the goodwill recorded in 2000 when acquiring the minority interest of AXA Financial (€–106 million). In 2003, following the review of deferred tax positions, AXA Financial recorded a non-recurring profit, which was partly offset by an exceptional amortization of the goodwill corresponding to the deferred tax positions related to periods, prior to AXA’s 1992 acquisition of “The Equitable Companies Incorporated”.

Net income decreased by €–341 million to €671 million. This decrease was partly attributable to the unfavorable impact of exchange rates fluctuation (€–126 million, of which €–138 million related to the United States). At constant exchange rates, the decrease was €–215 million, and was mainly attributable to the United Kingdom (€–242 million) driven by a lower technical margin following insurance reserves strengthening and the impact of 2002 non-recurring tax profits, Japan (€–206 million) mainly as a result of an additional valuation allowance on deferred tax asset and higher valuation allowance on equity securities and fixed maturities, and Germany (€–31 million) due to higher other than temporary impairment on equity securities and fixed maturities. These unfavorable items were partly offset by an improvement in the United States (€+200 million) as a result of higher technical results, and higher net investment gains, and in Hong Kong (€+85 million) due to higher net capital gains.

YEAR ENDED DECEMBER 31, 2002 COMPARED TO YEAR ENDED DECEMBER 31, 2001

Gross revenues (before elimination of inter-company transactions) increased by €212 million in 2002 as compared to 2001, mainly due to higher sales as discussed below.

In the United States, gross revenues increased by €1,084 million, or 9% (or 15% on a constant exchange rate basis). In particular, the company experienced strong sales in respect of its Variable Annuity Accumulation Series product line launched on April 1, 2002, and to high first quarter sales of the fixed annuity product (SDPA) launched in September 2001.

/89

In Japan, gross revenues increased by €953 million, or 17% (29% on a constant exchange rate basis), driven by sustained efforts to increase the sales of higher margin individual Health and Life products and the strong growth in Group pension business.

In Germany, gross revenues were up by €143 million, driven by an increase in non-unit linked investment and savings products (up by 8% and representing 97% of total investment and savings premiums) and a 13% increase in premiums from health business (22% of Germany’s gross written premiums) due to continued adjustments to premium rates (24% increase in new business as well as higher customer loyalty due to changes in policy features).

These increases in gross revenues also included Spain (up by €320 million due to large group single premium contracts relative to pension fund outsourcing) and Italy (up by €194 million benefiting from a bank insurance distribution agreement signed in 2001).

The increases discussed above were partly offset by decreases in gross revenues from the operations in the UK (€724 million), France (€569 million), Australia/New-Zealand (€660 million) and Hong Kong (€417 million). The decreases in the UK and France were mainly attributable to continued unfavorable financial market performance, resulting in a lack of consumer confidence in equity backed products, including unit-linked products. In Australia/New Zealand the decrease was primarily due to the change in reporting year end in 2001 that resulted in 15 months of activity included in the 2001 operating results.

In addition and consistent with its long held strategy of prudent financial management of its financial strength, the UK life and savings operations withdrew from the “With Profit” bond market in July 2002.

Net Investment result decreased by €7,153 million in 2002 as compared to 2001. This decrease was mainly due to (i) a decrease of €6,365 million relating to the change in fair value of separate accounts (unit linked) assets and UK With-Profit assets due to the decrease in the stock markets (the corresponding change in liabilities is shown in the “Insurance benefits and Claims” below) (ii) lower investment income by €410 million and (iii) a decrease in net investment gains by €379 million.

The 2002 investment income was €410 million lower as compared to 2001 principally due to Japan (lower by €352 million due to lower bond yields in 2002 as a result of the 2001 restructuring of the bond portfolio in order to lower the risk profile).

The 2002 net investment loss of €–661 million was higher by €379 million as compared to 2001. This result was primarily attributable to (i) Australia, which had a €319 million decrease mainly reflecting the impact of declining equity markets on trading assets, (ii) Germany, which recorded €48 million in capital losses in 2002 as compared to realized capital gains of €178 million in 2001, (iii) France (lower by €194 million to €89 million) mainly on equity securities (down by €228 million) that was partly offset by a €113 million gain on the sale of shares in SIMCO (a French-listed real estate company), and (iv) the United States mainly due to realized capital losses of €119 million as gains on the sale of real estate (up by €72 million) were more than offset by higher losses on telecommunications, airlines and energy sector bonds. However, Japan recorded net investment gains of €54 million in 2002 as compared to net investment losses of €-551 million in 2001 (a change of €605 million), primarily due to the absence of a large valuation allowance (€62 million recorded in 2002 as compared to €478 million recorded in 2001) and 2001 included a higher level of net capital losses due to the portfolio restructuring.

/90

Overall, this decrease included a lower level of other-than-temporary impairment of equity securities of €261 million in 2002, as compared to a €699 million gross impairment charge recorded in 2001. The 2002 impairment charge of €438 million before allocation to policyholders participation and tax was principally from the following operations: Belgium (€112 million), Hong Kong (€101 million), Japan (€62 million), the United States (€28 million), France (€24 million), and the United Kingdom (€23 million), as compared to €699 million charge in 2001 mainly due to Japan (€478 million).

Insurance benefits and claims decreased by €5,786 million in 2002 as compared to 2001. This decrease was mainly due to the above-mentioned decrease in change in fair value of separate account (unit linked) assets and UK With-Profit assets, and a decrease in interest crediting/policyholders’ participation rates on certain types of insurance contracts due to the fall in asset values, both of which have a direct impact on the valuation of the underlying liabilities. This decrease was partly offset by a net increase in reserves primarily attributable to new business (i) in the U.S, from net sales in respect of certain variable and fixed annuity products launched in 2002 and 2001, and (ii) in Japan, which had an increase in insurance reserves by €1,294 million in 2002 following the subscription of additional shares of Group pension contracts and losses resulting from anticipated conversions of customers from its medical term product in 2003. In addition, there was an increase in insurance reserves by €159 million (gross) relating to guaranteed minimum income benefit and death benefit features on variable annuity products (“GMIB” and “GMDB”) in 2002.

Total expenses include insurance acquisition expenses and administrative expenses, which decreased by €387 million and by €458 million, respectively, in 2002 as compared to 2001. The overall decrease was mainly driven by overall cost reduction actions implemented throughout the Group. In the U.S., administrative expenses decreased by €255 million in 2002 as compared to 2001 principally due to (i) overall net cost reductions of €175 million, in particular lower salary expense and consulting fees, and (ii) the absence of a €118 million charge for severance costs related to staff reductions incurred in 2001. Total expenses in the UK decreased by €168 million due to reduction in costs and lower volume of new business. In France, total expenses decreased by €123 million, mainly attributable to distribution expenses that were down by €64 million on group Life & Health business as a result of the new line of mortgage guarantee business successfully marketed in 2002. On savings products, distribution costs were down by €18 million mainly due to reduced sales. Other management expenses decreased by €37 million attributable to the AXA France cost cutting program resulting in reduced IT, advertising and consulting expenses.

Income tax expense decreased by €362 million to €119 million in 2002 as compared to 2001. The decrease in income tax expense was mainly due the U.S. and the UK, which saw decreases of €253 million and €128 million, respectively. The decrease in the U.S. was due to a €161 million benefit resulting from the favorable treatment of certain tax matters related to separate account investment activity arising during the 1997-2001 tax years and settlement with the U.S. Internal Revenue Service with respect to such tax matters for the 1992-1996 tax years, as well as the impact of lower pre-tax income. In the UK, distribution tax that was previously recorded on the inherited estate attributed to AXA was released in 2002 with a positive impact of €111 million as, in accordance with the scheme governing the financial reorganization, such inherited estate will not be distributed in the foreseeable future. This decrease was partly offset by an increase in income tax expense in Japan by €101 million mainly from the large increase in operating income before tax and the strengthening of the valuation allowance on deferred tax assets of €40 million.

Net income increased by €141 million to €1,063 million in 2002 as compared to 2001, or an increase of 13%. This increase was primarily due to improvements in France (up €87 million), Japan (up €54 million) and the United Kingdom (up €184 million), which included a lower level of valuations allowances on equity securities in 2002 as compared to

/91

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

Life & Savings (a)

	Years ended December 31,
	2003		2002		2001
(in euro millions)	Yields	Amount	Yields	Amount	Yields	Amount

Fixed maturity investments:
Net investment income	5.5%	7,084	5.8%	7,336	6.1%	7,342
Net realized gains (losses)	0.0%	(7)	0.4%	532	(0.1%)	(127)
Net investment results	5.5%	7,078	6.2%	7,868	6.0%	7,215
Related assets at year end		127,503		129,019		123,296

Equity investments
(including participating interests):
Net investment income	3.5%	1,762	2.9%	1,545	2.8%	1,565
Net realized gains (losses)	0.4%	142	(10.0%)	(5,047)	(6.2%)	(3,401)
Net investment results	3.9%	1,904	(7.0%)	(3,502)	(3.4%)	(1,836)
Related assets at year end		51,732		48,175		54,950

Real estate:
Net investment income	6.5%	621	6.4%	667	5.9%	660
Net realized gains (losses)	1.6%	156	4.6%	474	3.0%	333
Net investment results	8.1%	777	11.1%	1,140	8.9%	993
Related assets at year end		9,237		10,100		10,821

Loans:
Net investment income	5.8%	1,196	6.1%	1,385	7.2%	1,705
Net realized gains (losses)	(0.2%)	(36)	(0.5%)	(106)	(0.5%)	(125)
Net investment results	5.6%	1,160	5.6%	1,279	6.6%	1,580
Related assets at year end		20,258		20,991		21,935

Other assets
and cash and cash equivalents:
Net investment income	4.1%	455	5.7%	678	6.3%	951
Net realized gains (losses)	0.2%	21	0.4%	43	0.0%	(4)
Net investment results	4.3%	476	6.1%	721	6.3%	947
Related assets at year end		10,416		11,233		11,828

Total invested assets:
Net investment income	5.1%	11,118	5.2%	11,612	5.4%	12,223
Net realized gains (losses)	0.1%	277	(1.9%)	(4,105)	(1.5%)	(3,324)
Net investment results	5.2%	11,395	3.3%	7,507	3.9%	8,899
Total Invested assets at year end		219,146		219,518		222,830

(a)	The investment yields were calculated on a constant structual basis using the average net carrying value of invested assets (for each category) in the period. The realized gains were net of realized losses and included the net change in valuation allowances on impaired assets as well as the unrealized gains and losses on investments carried at market value, notably the assets supporting the UK “With-Profit” contracts.

/92

Property & Casualty segment

The tables below present the operating results of AXA’s Property & Casualty segment, as well as, the contribution to gross revenues and net income attributable to the principal geographic operations within this segment for the periods indicated. This information below is before elimination of intercompany transactions.

Property & Casualty Segment (a)

	Years ended December 31,
		2002		2001
		FAS 131	French	FAS 131	French
(in euro millions)	2003	basis (b)	GAAP basis	basis (c)	GAAP basis

Gross written premiums	17,093	17,077	15,969	17,003	15,925
Fees, commissions and other revenues	35	38	12	68	2

Gross revenues	17,128	17,115	15,981	17,071	15,928

Change in unearned premium reserves	(231)	(315)	(307)	(167)	(115)
Net investment result	1,075	1,218	1,230	1,884	1,916

Total revenues	17,972	18,018	16,904	18,788	17,729

Insurance benefits and claims	(12,060)	(12,876)	(12,038)	(13,765)	(13,007)
Reinsurance ceded, net	(495)	(231)	(229)	(99)	(112)
Insurance acquisition expenses	(2,727)	(2,822)	(2,754)	(2,936)	(2,868)
Administrative expenses	(1,865)	(1,785)	(1,658)	(1,978)	(1,803)

Income before income tax expense	826	305	224	10	(60)

Income tax (expense) benefit	(194)	(175)	(153)	241	262
Equity in income (loss) of unconsolidated entities	24	19	19	5	5
Minority interests	(35)	3	3	(22)	(22)
Goodwill amortization	(172)	(120)	(113)	(141)	(133)

NET INCOME	448	33	(19)	94	52

(a)	Before elimination of intercompany transactions.
(b)	UK Health business has been transferred from Life & Savings segments. Consequently FY 2002 has been restated to include UK Health business.
(c)	(i) UK Discontinued business has been transferred to International Insurance segment.
(ii) UK Health business has been transferred from Life & Savings segments. Consequently FY 2001 has been restated to include UK Health business.

Gross Revenues (a)

		Years ended December 31,
		2002		2001
		FAS 131	French	FAS 131	French
(in euro millions)	2003	basis (b)	GAAP basis	basis (c)	GAAP basis

France	4,640	4,383	4,383	4,171	4,171
Germany	2,852	2,867	2,867	3,165	3,165
United Kingdom	3,676	3,884	2,749	3,624	2,480
Belgium	1,413	1,401	1,401	1,331	1,331
Others countries	4,547	4,581	4,581	4,781	4,781

TOTAL	17,128	17,115	15,981	17,071	15,928

Intercompany transactions	(30)	(33)	(33)	(35)	(31)

Contribution to consolidated gross revenues	17,098	17,082	15,948	17,036	15,896

(a)	Gross written premiums, plus fees, commissions and other revenues.
(b)	UK Health business has been transferred from Life & Savings segments. Consequently FY 2002 has been restated to include UK Health business.
(c)	(i) UK Discontinued business has been transferred to International Insurance segment.
(ii) UK Health business has been transferred from Life & Savings segments. Consequently FY 2001 has been restated to include UK Health business.

/93

AXA Group - Ratios

	Years ended December 31,
		2002		2001
		FAS 131	French	FAS 131	French
(in %)	2003	basis (a)	GAAP basis	basis (b)	GAAP basis

Current accident year loss ratio (net)	75.8%	79.0%	80.1%	84.0%	84.2%
All accident year loss ratio (net)	74.3%	78.0%	78.3%	82.3%	83.0%
Expense ratio	27.2%	27.4%	28.1%	29.7%	29.5%
Combined ratio	101.4%	105.4%	106.5%	112.1%	112.5%

(a)	UK Health business has been transferred from Life & Savings segments. Consequently FY 2002 has been restated to include UK Health business.
(b)	(i) UK Discontinued business has been transferred to International Insurance segment.
(ii) UK Health business has been transferred from Life & Savings segments. Consequently FY 2001 has been restated to include UK Health business.

Net Income

		Years ended December 31,
		2002		2001
		FAS 131	French	FAS 131	French
(in euro millions)	2003	basis (b)	GAAP basis	basis (b)	GAAP basis

France	258	229	229	258	258
Germany	(154)	(50)	(50)	51	51
United Kingdom	(28)	(168)	(220)	(126)	(169)
Belgium	100	(47)	(47)	(22)	(22)
Others countries	271	70	70	(67)	(67)

TOTAL	448	33	(19)	94	52

(a)	UK Health business has been transferred from Life & Savings segments. Consequently FY 2002 has been restated to include UK Health business.
(b)	(i) UK Discontinued business has been transferred to International Insurance segment.
(ii) UK Health business has been transferred from Life & Savings segments. Consequently FY 2001 has been restated to include UK Health business.

In 2003, the Property & Casualty Segment accounted for 24% of AXA’s consolidated gross revenues after elimination of intercompany transactions (2002 and 2001: 21%). The Property & Casualty segment had a positive contribution to AXA’s 2003 consolidated net income of 45% (negative contribution in 2002: -2% and positive contribution in 2001: 10%). This segment showed a significant operational improvement in 2003.

In 2003, the Property & Casualty segment included the contribution of the UK health activities, previously presented in the Life & Savings segment. UK health activities accounted for €1,134 million and €1,156 million of gross written premiums in 2002 and 2001 respectively, and for €52 million and €22 million of net income Group share in 2002 and 2001 respectively. As a consequence, financial data for 2002 and 2001 is also provided under a FAS 131 “basis” (i.e. excluding the UK Health business) and commentaries presented here below are based on a constant structural basis.

In 2002, certain discontinued U.K. Property and Casualty business was transferred to the International Insurance segment. Consequently, 2001 financial data is also provided under FAS 131 “basis” for the UK operations for 2002 versus 2001 comparative purposes versus 2001.

The year on year commentaries below are based on the operating results of the segment before elimination of inter-company transactions (refer to Note 32 “Segment information” to the consolidated financial statements included elsewhere in this annual report for further information).

/94

YEAR ENDED DECEMBER 31, 2003 COMPARED TO YEAR ENDED DECEMBER 31, 2002

Gross revenues (before elimination of intercompany transactions) increased by €1,147 million to €17,128 million in 2003 or €13 million on a constant structural basis1. This evolution was the result of higher revenues (€+433 million) at constant exchange rates, partly offset by the unfavorable impact of exchange rates fluctuations (€– 421 million).

This growth at constant exchange rates was primarily attributable to:

  France (€+257 million to €4,640 million, up +6%), in both personal (up 5%) and commercial lines (up 9%), driven by successful rates increases and a strict underwriting policy combined with positive inflows.
  The United Kingdom including Health business (€+161 million to €3,676 million or €4,045 million at constant exchange rates, up +4%), especially in general insurance (+6%). This growth reflected successful rate increases and new business acquisition in commercial lines (up +16%), partly offset by a decrease in personal lines (–5%) mainly as a result of a decrease in the Motor business, reflecting continued strict underwriting policy.
  Belgium (€+13 million to €1,413 million, up +0.7%), mainly driven by personal lines, especially on Motor following rates increases.
  Italy (€+60 million to €1,088 million, up +6%) driven by personal motor (with a return in 2003 to positive net inflows after significant losses in 2002 due to portfolio cleaning measures and rates increases), and general liability.
  Spain (€+96 million to €1,166 million, up +9%) reflecting an increase in personal lines (+6%) following rates increases, and in commercial property (+54%) and mechanical warranties (+34%) since both lines benefited from new agreements with major brokers.
  Canada (€+68 million to €761 million or €812 million at constant exchange rates, up +9%), due to rates increases in all lines of business following the hardening of the market.
  Other smaller improvements in other countries, mainly Japan (€+28 million to €94 million or €104 million at constant exchange rates, up +37%) mainly driven by motor business growth, and Morocco (€+12 million to €155 million or €142 million at constant exchange rates, up +9%), partly offset by a slight decrease in Germany (€–15 million to 2,852 million or – 0.5%), mainly due to continued portfolio pruning.

These improvements were partly offset by a decrease in revenues in Austria and Hungary (€–272 million), since these businesses were sold respectively in August 2002 and January 2003.

Net investment result decreased by €–143 million to €1,075 million in 2003. This evolution was mainly attributable to: (i) Lower net investment income (€–131 million to €1,279 million) mainly attributable to Germany (€–118 million) as a result of lower yields on bonds portfolio and lower dividend income, and the impact of exchange rates fluctuation (€–18 million) in the United Kingdom. (ii) Slightly lower net capital gains and losses (€–12 million) as a result of a higher charge for impairment of equity securities (€–139 million to €496 million) and a charge for impairment on fixed maturities (€24 million) nearly offset by higher realized capital gains (€+152 million to €–204 million).

The 2003 impairment charge on equity securities of €496 million before tax was principally from the following operations: Germany (€156 million), France (€142 million), Belgium (€120 million), the United Kingdom (€42 million), Spain (€12 million), and Morocco (€18 million), as compared to €356 million charge in 2002 mainly due to: the UK (€116 million), in Belgium (€97 million), in Italy (€35 million), Germany (€29 million, excluding private equity investments), Spain (€23 million) and France (€19 million). The 2003 impairment charge on fixed maturity securities of €24 million before tax was principally from Germany.

(1) Including UK Health activities in 2002.

/95

Net realized capital gains reached €316 million, showing a €+152 million increase. They included €256 million related to the disposal of Credit Lyonnais shares, of which €137 million in France, €84 million in Belgium, €21 million in Italy and €14 million in Spain. Excluding this item, they decreased €–104 million. This decrease primarily related to equity securities (€– 44 million), in France (€– 44 million), Germany (€–37 million), and the United Kingdom (€–38 million), partly offset by improved investment gains in Morocco (€63 million). Italy also accounted for lower realized gains on fixed maturities and real estate for respectively €–45 million and €–23 million as 2002 had benefited from large realized gains on these types of securities.

Insurance benefits and claims decreased by €816 million to €12,060 million in 2003. This evolution reflected a significant improvement in operational performance in most countries, as discussed below.

In France, current accident year loss ratio improved from 78.7% in 2002 to 78.4% in 2003. There was favorable experience trend in personal motor was partly offset by the occurrence of large claims in industrial risks as well as significant weather-related events and the increase in reinsurance costs of commercial lines. All accident years loss ratio decreased by 0.8 point as a result of an improved current accident year loss ratio and overall more favorable loss reserve development that totaled to €+17 million in 2003 as compared to €–6 million in 2002. In 2003, loss development was positive in the property and natural catastrophes lines, partly offset by a €–25 million adjustment in motor annuity reserves mainly as a consequence of a compulsory decrease (–25 basis points at 2.50%) in discount rate due to decreasing French interest rates.

In Germany, the net technical result showed a significant improvement by €212 million to €877 million, mainly driven by significant improvements in the current accident year loss ratio as a result of tariff increases coupled with successful and ongoing portfolio pruning both in personal and commercial lines. Current accident year loss ratio: the 10.2 points improvement to 76% was partly driven by restructuring efforts in motor and tariff increases. In addition, 2003 was not affected by large natural catastrophes. All accident years loss ratio improved by 7.5 points to 69.5%, as a result of lower current accident year loss ratio partly compensated by lower positive development on prior years.

In the United Kingdom, the current accident year loss ratio improved by 5.4 points to 67.9%, mainly due to an improvement in (i) household following non-recurring 2002 weather losses, (ii) property as a result of both rates increases and decrease in claims frequency, (iii) liability due to rate increases, and (iv) a favorable claims performance in the Health business. The all accident years loss ratio improved by 5.2 points to 72.0% as a result of better current accident year loss ratio.

In Ireland, the loss ratio improved by 10.5 points to 70.4% resulting from the lower motor claims frequency and a strong improvement in the profitability of household business due largely to the absence of any significant weather catastrophes in the current year, together with favorable movement in prior year claim reserves.

In Belgium, the current year loss ratio improved by 6.3 points to 82.4% due to a lower claim frequency for most lines and specific to commercial property business, a significant decrease in large claim costs. The all accident years loss ratio improved by 5.8 points to 74.3%, in line with the current year loss ratio.

In Italy, further improvement in claims experience following portfolio cleaning measures and tariff increases allowed for a –1.8 point on the loss ratio.

/96

Net result of reinsurance ceded decreased by €–264 million to a loss of €– 495 million. This decrease was mainly attributable to Germany (€–110 million) as a result of better loss reserve development since no major losses occurred in 2003 (impact of floods in 2002), and the United Kingdom (€–83 million) due to the non-repeated impact in 2003 of reserve strengthening accounted for in 2002.

Total expenses include insurance acquisition expenses and administrative expenses, which decreased slightly by €–15 million After excluding the effects of foreign currency, which had a favorable impact of €129 million (€113 million specifically from the United Kingdom operations) expenses increased by €114 million in 2003. This increase was primarily due to France, Germany and the United Kingdom, partly offset by Belgium. In France, expenses increased by €44 million mainly due to higher business volumes in 2003. In Germany, expenses included a €50 million provision for rental risk, and an additional €18 million early retirement provision, while 2002 expenses included a provision for early retirement for €41 million. In the United Kingdom, the favorable impact of lower general expenses resulting from tight cost control and efficiency improvements was offset by a higher pension charge, and higher earned commissions driven by the growth in commercial business. In Belgium, further expense reductions were achieved allowing for a decrease of the expense ratio by 0.2 point to 29.4%.

Income tax expense increased by €19 million to €–194 million. This increase was driven by (i) higher pre-tax income in most countries (€+521 million for the whole segment) except in Germany, where the tax charge decreased partly as a result of lower pre-tax income, (ii) partly offset by the following items: (a) in France a lower tax charge (€16 million) was recorded despite pre-tax income slightly increased, due to the fact that earnings taxed at reduced rate were higher in 2003 than in 2002; (b) in Belgium, tax charge only increased marginally (€12 million) due to the fact that net capital gains on equity securities are not taxable, to the implementation in 2003 of the taxation of dividends, partially offset by a 6 points decrease of the local tax rate to 33.99%; (c) in Germany, a tax provision was released for €58 million, following the disposal of Colonia Re J.V. participation to General Re in 2003. This release was offset by an exceptional amortization of goodwill, since this provision was set-up in 1997 when acquiring the German operations; (d) In Italy, non-recurring tax gains were recorded (€29 million), driven by the release of the residual allowance on tax loss carry-forward, reflecting the restored profitability of the motor line, and by a higher tax benefit from the legal restructuring of AXA subsidiaries in Italy.

Goodwill amortization increased by €52 million to €–172 million in 2003, mainly as a result of the exceptional amortization in Germany for €57 million as discussed above.

Net income increased by €415 million to €448 million in 2003. This increase was attributable to most entities mainly as a result of significantly improved operational performance. The Group combined ratio improved by 5 points, or 4 points on a constant structural basis1. This performance was partly offset by lower result in Germany (€–104 million), mainly as a result of lower investment income.

YEAR ENDED DECEMBER 31, 2002 COMPARED TO YEAR ENDED DECEMBER 31, 2001

Gross revenues (before elimination of inter-company transactions) increased by €53 million in 2002 as compared to 2001 actual. The increase in gross revenues was mainly due to an increase in premiums in France (in both personal and commercial insurance lines) of €212 million, an increase in the UK (principally in commercial insurance lines) of € 269 million and, to a lesser extent, increases in Belgium of €70 million, Spain of €70 million and Ireland of €62 million.

(1) Including UK health activities.

/97

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

Net investment result decreased by €686 million in 2002 as compared to 2001 actual. The decrease was mainly due to (i) lower investment income (decrease of €168 million) from lower dividend yields and bond yields specifically in Germany (down by €33 million) and the UK (down by €54 million), (ii) lower net realized gains on the sale of investments principally from France (down by €198 million to €70 million), Germany (down by €105 million to €–55 million) the UK (down to €–68 million), and Belgium (down by €61 million), and (iii) a gross impairment charge of €356 million on equity securities principally in the UK (€116 million), in Belgium (€97 million), in Italy (€35 million), Germany (€29 million), Spain (€23 million) and France (€19 million), or a total of €276 million net Group share.

Insurance benefits and claims decreased by €969 million in 2002 as compared to 2001 actual, primarily across the principal property & casualty operations in France, Germany, the UK and Belgium (as discussed below). In addition, the decrease was partly due to the fact that Turkey, Singapore and Hong Kong Property & Casualty operations were no longer consolidated but accounted for under the equity method effective from January 1, 2002 on the basis of materiality (decrease in reserves by €–246 million).

In France, the current accident year loss ratio improved by 2.3 points to 78.7% in 2002 (2001: 81%) mainly due to improvements in the commercial line business current accident year loss ratio net of reinsurance by 5.6 points. This improvement was primarily from rate increases and a decrease in claims management expenses. The current year accident loss ratio net of reinsurance for the personal lines business was basically unchanged from the prior year. The deterioration in the personal lines business (specifically natural disasters branch) principally due to the September 2002 floods in the South of France was largely offset by improvement in the personal motor line attributable to lower frequency of bodily injury claims.

In Germany, the current accident year loss ratio improved by 4.5 points to 86.2% in 2002 (2001: 90.7%), driven by a portfolio-restructuring program and a lower number of large claims in commercial lines business despite heavy storms and flood claims in 2002 in both the personal and commercial insurance lines. The all accident year loss ratio improved by 10.8 points due to the improvement of the current accident year loss ratio and the favorable development of the run-off result in the direct business.

In the UK, the current accident year loss ratio improved by 4.7 points to 72.5% in 2002 (2001: 77.2%), primarily in personal and commercial motor and commercial property, despite a pre-tax charge of €32 million for severe weather-related claims in 2002. The improvements were mainly due to a focus on new profitable business, customer retention activities and premium rate increases, including the implementation of new pricing models for Intermediary

/98

business. The all accident year loss ratio net of reinsurance improved by 0.7 point to 78.7%. The positive effect of the current year was partly offset by prior year negative development, principally in respect of the increasing cost of large injury losses in the liability account. The prior year negative development follows a case-by-case review of large claim liabilities on personal injury classes during the second half of 2002.

In Belgium, the current accident year loss ratio improved by 5.9 points to 88.7% (2001: 94.6%), primarily due to a decrease in claim frequency for most lines, in particular motor and commercial workers’ compensation that was partly offset by a deterioration in household line as it suffered from storms in February and October 2002.

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

Net income from the Property & Casualty Segments was a loss of €–19 million, down by €71 million as compared to 2001 actual net income of €52 million. Restated for the transfer of certain U.K. business to the International Insurance segment in 2002, the decrease would have been €90 million. In all major countries, earnings benefited from (i) a better operational performance, and (ii) a decrease in goodwill amortization by €20 million to €113 million, principally in the UK and Germany. This was more than offset by the lower level of net realized gains in connection with the continuing unfavorable global financial market conditions, specifically (i) in the United Kingdom (down by €51 million), reflecting the lower net investment result in 2002, (ii) in France (down €29 million), due to a decline in net investment gains, and (iii) in Belgium (down €25 million), reflecting lower capital gains and a higher tax charge.

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

/99

Property & Casualty (a)

	Years ended December 31,
	2003		2002		2001
(in euro millions)	Yields	Amount	Yields	Amount	Yields	Amount

Fixed maturity investments:
Net investment income	5.2%	787	5.7%	849	5.9%	909
Net realized gains (losses)	0.0%	5	0.6%	88	0.7%	106
Net investment results	5.2%	792	6.3%	937	6.5%	1,014
Related assets at year end		15,832		14,059		15,726

Equity investments
(including participating interests):
Net investment income	3.1%	353	3.0%	348	3.5%	403
Net realized gains (losses)	(2.5%)	(273)	(2.6%)	(298)	2.2%	252
Net investment results	0.6%	80	0.4%	49	5.7%	655
Related assets at year end		11,382		11,358		11,636

Real estate:
Net investment income	5.7%	134	5.9%	139	6.6%	145
Net realized gains (losses)	2.9%	68	3.2%	75	0.9%	19
Net investment results	8.6%	202	9.2%	214	7.5%	164
Related assets at year end		2,319		2,393		2,278

Loans:
Net investment income	3.1%	51	6.8%	113	9.0%	80
Net realized gains (losses)	(0.0%)	(1)	(0.1%)	(1)	(0.5%)	(4)
Net investment results	3.0%	50	6.7%	111	8.5%	76
Related assets at year end		1,668		1,629		915

Other assets
and cash and cash equivalents:
Net investment income	3.1%	113	2.5%	75	6.0%	160
Net realized gains (losses)	(0.1%)	(4)	(0.3%)	(9)	0.0%	(0)
Net investment results	3.0%	110	2.2%	66	6.0%	160
Related assets at year end		3,931		3,282		2,529

Total invested assets:
Net investment income	4.2%	1,438	4.6%	1,523	5.2%	1,696
Net realized gains (losses)	(0.6%)	(204)	(0.4%)	(145)	1.1%	373
Net investment results	3.6%	1,234	4.1%	1,377	6.3%	2,068
Total Invested assets at year end		35,132		32,721		33,083

(a)	The investment yields were calculated on a constant structual basis using the average net carrying value of invested assets (for each category) in the period. The realized gains were net of realized losses and included the net change in valuation allowances on impaired assets.

/100

International Insurance segment

In 2003, the presentation of international insurance segment results was amended as follows:

  Reinsurance operations (AXA RE), large risks international insurance (AXA Corporate Solutions Assurance) and AXA Cessions, are now presented separately. This decision was initiated in 2002 and finalized in 2003. As a consequence, financial data for 2002 figures is provided separately for these 3 components in tables below. For each of these components, no separate figures are available for 2001. As a result, only commentaries based on 2003 and 2002 figures are provided below.
  During 2003, large risks operations of AXA Corporate Solutions Assurance were legally transferred by AXA RE to AXA France. In this context, reporting segments were aligned: AXA Corporate Solutions Insurance US was transferred from AXA Corporate Solutions Assurance to AXA RE, and run off entities have been transferred from AXA Corporate Solutions Assurance to other transnational activities.

As a consequence, commentaries presented here below are based on a constant structural basis.

The following table presents the gross revenues and net income for the International Insurance segment for the periods indicated.

Gross Revenues (a)

		Years ended December 31,
		2002		2001
		FAS 131	French	FAS 131	French
(in euro millions)	2003	basis (b)	GAAP basis (d)	basis (c)	GAAP basis (b)

AXA RE	1,918	3,609	3,513	3,633	3,573
AXA Corporate Solutions Assurance	1,571	1,654	1,762	1,616	1,704
AXA Cession	87	100	100	30	30
AXA Assistance	482	465	465	434	434
Other	23	43	31	53	10

TOTAL	4,081	5,872	5,872	5,767	5,751

Intercompany transactions	(109)	(110)	(110)	(73)	(73)

Contribution to consolidated gross revenues	3,972	5,762	5,762	5,695	5,678

(a)	Gross written premiums, plus fees, commissions and other revenues.
(b)	(i) Run off entities transferred from AXA Corporate Solutions Assurance to other transnational activities.
(ii) Transfer of AXA Corporate Solutions Insurance US from AXA Corporate Solutions Assurance to AXA RE.
(c)	(i) UK Discontinued business has been transferred from Property & Casualty segment to other transational activities.
(ii) Run off entities transferred from AXA Corporate Solutions Assurance to other transnational activities.
(iii) Transfer of AXA Corporate Solutions Assurance US from AXA Corporate Solutions Assurance to AXA RE.
(d)	In 2003, the previous segment “AXA Corporate Solutions” was split between reinsurance operations (AXA RE), large risks international insurance (AXA Corporate Solutions Assurance) and AXA Cessions; 2002 and 2001 figures presented on these lines correspond to the part attributed to each of these businesses when the split was performed.

/101

Net Income

		Years ended December 31,
			2002		2001
		FAS 131	French	FAS 131	French
(in euro millions)	2003	basis (a)	GAAP basis (c)	basis (b)	GAAP basis (c)

AXA RE	142	(53)	(41)	(265)	(273)
AXA Corporate Solutions Assurance	(5)	(121)	(123)	(99)	(92)
AXA Cession	16	(4)	(4)	8	8
AXA Assistance	14	1	1	12	12
Other	(25)	2	(8)	(61)	(41)

TOTAL	142	(176)	(176)	(406)	(386)

(a)	ii(i) Run off entities have been transferred from AXA Corporate Solution Assurance to other transnational activities. i(ii) Transfer of AXA Corporate Solutions Insurance US from AXA Corporate Solution Assurance to AXA RE.
(b)	ii(i) UK Discontinued business has been transferred from Property & Casualty segment to other transnational activities. i(ii) Run off entities have been transferred from AXA Corporate Solutions Assurance to other transnational activities. (iii) Transfer of AXA Corporate Solutions Insurance US from AXA Corporate Solutions Assurance to AXA RE.
(c)	In 2003, the previous segment “AXA Corporate Solutions” was split between reinsurance operations (AXA RE), large risks international insurance (AXA Corporate Solutions Assurance) and AXA Cessions; 2002 and 2001 figures presented on these lines correspond to the part attributed to each of these businesses when the split was performed.

In 2003, the International Insurance segment accounted for 6% of AXA’s consolidated gross revenues after elimination of intercompany transactions (2002 and 2001: 8%). The International Insurance segment had a positive contribution to AXA’s 2003 consolidated net income of 14% (negative contributions in 2002: –19% and 2001: –74%).

AXA RE

AXA RE(a)

		Years ended December 31,
		2002
(in euro millions)	2003	FAS 131 basis(b)	French GAAP basis(c)

Gross written premiums	1,918	3,603	3,507
Fees, commissions and other revenues	0	6	6

Gross revenues	1,918	3,609	3,513

Change in unearned premium reserves	558	(3)	(37)
Net investment result	236	273	265

Total revenues	2,712	3,879	3,742

Insurance benefits and claims, net of reinsurance ceded	(2,307)	(3,630)	(3,519)
Insurance acquisition expenses	(122)	(178)	(170)
Administrative expenses	(111)	(130)	(116)

Operating Income	171	(60)	(64)

Income tax expense / benefit	(18)	43	59
Equity in income (loss) of unconsolidated entities	0	(1)	(1)
Minority interests	(7)	(9)	(9)
Goodwill amortization	(5)	(26)	(26)

NET INCOME	142	(53)	(41)

(a)	Before elimination of intercompany transactions.
(b)	Transfer of AXA Corporate Solutions Insurance US from AXA Corporate Solutions Assurance to AXA RE.
(c)	In 2003, the previous segment “AXA Corporate Solutions” was split between reinsurance operations (AXA RE), large risks international insurance (AXA Corporate Solutions Assurance) and AXA Cessions; 2002 figures presented on these lines correspond to the part attributed to each of these businesses when the split was performed.

/102

AXA RE

		Years ended December 31,
		2002
(in euro millions)	2003	FAS 131 basis(d) (e)	French GAAP basis (f)

Earned premiums (gross)	2,476	3,600	3,471
Attritional current year loss ratio (a) (b)	69.8%	71.1%	72.3%
Attritional all accident year loss ratio (a) (b)	75.1%	74.1%	75.3%
Loss ratio (a) (c)	91.1%	101.2%	102.1%

Net technical result (excluding fees)	169	(30)	(49)

Expense ratio	12.3%	13.0%	12.2%
Net investment results	236	273	265

Operating Income	171	(60)	(64)

(a)	Net of ceded reinsurance (cession and retrocession).
(b)	Attritional data exclude (i) major losses in claims charge and (ii) covers’cost in ceded premiums.
(c)	(Attritional claims charge and major losses cost on all accident years) divided by (net earned premiums, net of all reinsurance costs including covers).
(d)	Revised on the attritional ratios take into account (i) the transfer of AXA Corporate Solutions Insurance US from AXA Corporate Solutions Assurance to AXA RE, (ii) the creation of a specific account to track premium revisions on prior years, and (iii) a refined allocation of prior years results from reinsurance between premiums and claims impacts.
(e)	Revised on the loss ratio and the expense ratio takes into account a methodological change in the allocation of prior results from reinsurance between premiums and claims impacts.
(f)	In 2003, the previous segment “AXA Corporate Solutions” was split between reinsurance operations (AXA RE), large risks international insurance (AXA Corporate Solutions Assurance) and AXA Cessions; 2002 figures presented on these lines correspond to the part attributed to each of these businesses when the split was performed.

YEAR ENDED DECEMBER 31, 2003 COMPARED TO YEAR ENDED DECEMBER 31, 2002

Gross revenues decreased by €1,691 million on a constant structural basis down to €+1,918 million or a decrease by €1,575 million on a comparable basis (constant exchange rate and structure). This evolution was in line with the strategic repositioning of the company and mainly driven by lower current year Property & Casualty net written premiums (83% of reinsurance activity) which decreased by –27% on a comparable basis, including a –42% decrease on proportional business at €393 million, in line with AXA RE’s stringent underwriting policy aiming at (i) reducing the portfolio risk exposure whilst (ii) focusing the Property & Casualty portfolio on the highest profitability businesses, such as Property Cat.

Change in unearned premium reserves reached €558 million, up by €+561 million. This trend was driven by the impact of the significant drop in gross revenues between 2002 and 2003, having induced a lower allowance to unearned premium reserves, and release of the reserve recorded in 2002.

Net investment result decreased by €37 million to €236 million. This evolution reflected a €–65 million decrease in exchange rate result which favorably impacted 2002 accounts and (ii) a €+30 million increase in net capital gains, mainly related to the sale of Crédit Lyonnais shares for €35 million.

Insurance benefits and claims, net of reinsurance ceded decreased by €1,323 million to €–2,307 million. This decrease consisted mainly in lower insurance benefits and claims (€1,152 million), and a higher result on reinsurance ceded (€+171 million).

/103

The net technical result (excluding fees) increased by €+198 million to €+169 million in 2003, mainly explained by the following:

  the Property & Casualty net attritional current year loss ratio improved by –7.5 points to 61.9% on a comparable basis1, however not fully offsetting the volume impact due to lower earned premiums; the Property & Casualty net attritional margin on current accident year thus decreased by €–121 million on a comparable basis;
  the cost of cover programs decreased by €+127 million to €–301 million, resulting from the reshaping of the protection structure in line with the change in underwriting policy leading notably to a reduced portfolio risk exposure.
  2003 major losses cost decreased by €+25 million, at €–50 million.
  the technical result on non-life business on prior years improved by €+275 million, mainly due to the fact that 2002 accounted for (i) unfavorable development of claims, including the September 2001 events claim (€–143 million net of reinsurance and gross of tax) and (ii) adverse developments following an extensive reserving review performed in 2002;
  Life net technical result significantly decreased by €–108 million mainly reflecting the impact of a change in underlying assumptions.

Thus the improvement in the overall (Property & Casualty and Life) attritional current year ratio was limited to 1.3 point at 69.8%. Overall, the claims ratio for all accident years (net of reinsurance) improved by –10.2 points to 91.1% in 2003. Excluding the September 11th terrorist attacks, this improvement would be – 4.8 points.

Result on reinsurance ceded improved by €171 million, mainly as a result of lower premiums ceded following the review of reinsurance programs.

Total expenses include administrative and brokerage expenses. They decreased by €75 million to €–233 million, primarily driven by a €+56 million reduction in brokerage expenses.

Net income significantly improved by €195 million to €142 million, reflecting improved technical result despite lower net investment result.

(1)	Restatements compared to figures published in 2002 are due to a refined allocation of earned premiums between current and prior years, minor accounting impacts due to the separation of AXA Corporate Solutions into two separate segments (AXA RE and AXA Corporate Solutions Assurance), and the entrance of ACS Insurance Company US in the AXA RE scope in 2003.

/104

AXA CORPORATE SOLUTIONS ASSURANCE

AXA Corporate Solutions Assurance(a)

		Years ended December 31,
		2002
(in euro millions)	2003	FAS 131 basis(b)	French GAAP basis(c)

Gross written premiums	1,556	1,643	1,741
Fees, commissions and other revenues	15	11	22

Gross revenues	1,571	1,654	1,762

Change in unearned premium reserves	8	(60)	(23)
Net investment result	42	21	43

Total revenues	1,620	1,615	1,783

Insurance benefits and claims, net of reinsurance ceded	(1,418)	(1,535)	(1,650)
Insurance acquisition expenses	(100)	(112)	(123)
Administrative expenses	(96)	(92)	(119)

Operating Income	6	(123)	(109)

Income tax expense / benefit	(11)	1	(16)
Equity in income (loss) of unconsolidated entities	0	0	0
Minority interests	0	2	2
Goodwill amortization	0	2	2

NET INCOME	(5)	(121)	(123)

(a)	Before elimination of intercompany transactions.
(b)	i(i) Run off entities have been transferred from AXA Corporate Solutions Assurance to other transnational activities.
(ii) Transfer of AXA Corporate Solutions Insurance US from AXA Corporate Solutions Assurance to AXA RE.
(c)	In 2003, the previous segment “AXA Corporate Solutions” was split between reinsurance operations (AXA RE), large risks international insurance (AXA Corporate Solutions Assurance) and AXA Cessions; 2002 figures presented on these lines correspond to the part attributed to each of these businesses when the split was performed.

AXA Corporate Solutions Assurance

	Years ended December 31,
		2002
(in euro millions)	2003	FAS 131 basis(b)	French GAAP basis(g)

Earned premiums (gross)	1,563	1,583	1,718
Attritional current year loss ratio (a) (b)	–	–	76.5%
Attritional all accident year loss ratio (a) (b)	–	–	74.5%
Loss ratio (a) (c)	–	–	93.4%
Current accident year loss ratio (net) (e)	90.2%	99.4%	–
All accident year loss ratio (net)	89.9%	96.3%	–

Net technical result (excluding fees)	145	48	68

Expense ratio (f)	12.4%	12.8%	23.8%
Net investment results	42	21	43

Operating Income	6	(123)	(109)

(a)	Net of ceded reinsurance (cession and retrocession).
(b)	Attritional data exclude (i) major losses in claims charge and (ii) covers’cost in ceded premiums.
(c)	(Attritional claims charge and major losses cost on all accident years) divided by (net earned premiums).
(d)	(i) Run off entities transferred from AXA Corporate Solutions Assurance to other transnational activities.
(ii) Transfer of AXA Corporate Solutions Insurance US from AXA Corporate Solutions Assurance to AXA RE.
(e)	Current accident year claims charges (including claims handling expenses) / Current accident year earned revenues (excluding premium adjustments on previous years).
(f)	2002 as published expense ratio was based on net of reinsurance earned premiums, whereas 2003 and pro forma 2002 expense ratios are based on gross earned revenues.
(g)	In 2003, the previous segment “AXA Corporate Solutions” was split between reinsurance operations (AXA RE), large risks international insurance (AXA Corporate Solutions Assurance) and AXA Cessions; 2002 figures presented on these lines correspond to the part attributed to each of these businesses when the split was performed.

/105

YEAR ENDED DECEMBER 31, 2003 COMPARED TO YEAR ENDED DECEMBER 31, 2002

Gross revenues decreased by €83 million on a constant structural basis down to €+1,571 million or a decrease by €64 million on a comparable basis (constant exchange rate and structure). Strong rate increases and new business, particularly on French lines (Property +23%, Casualty +24%), were more than offset by lower premiums in Aviation (–38%) as well as reduced exposure to selected business lines and the reshuffling of the UK portfolio especially in Property (–60%) and Casualty (–33%).

Net investment result increased by €20 million at €42 million. It included realized capital gains on the sale of Crédit Lyonnais shares in 2003 (€38 million), but was still impacted by impairment valuation allowances for €–68 million on equity securities (as compared to €–88 million in 2002). Investment income remained stable.

Insurance benefits and claims net of reinsurance ceded decreased by €116 million to a €1,418 million. This decrease consisted mainly in a lower insurance benefits and claims (€350 million), partly offset by a lower result on reinsurance ceded (€–234 million).

The net technical result on current accident year improved by €152 million to €147 million, mainly due to strict underwriting policies applied throughout all branches, the restructuring of the UK portfolio and a lower claims charge for large losses (€+63 million). Accordingly, the current accident year loss ratio improved by 10.2 points at 90.2%. The net technical result on previous accident years, €14 million, decreased by €–50 million, as 2002 had been positively impacted by the review of file-by-file cases. Accordingly, the net technical result (including fees) increased by €101 million to €160 million with a 6.4 points improvement in the claim ratio for all accident years (net of reinsurance) to 89.9%.

The decrease in net result on reinsurance ceded was mainly attributable to the improvement of loss reserve development.

Total expenses include administrative and acquisition expenses. They decreased by €8 million, mainly driven by lower acquisition expenses.

Net income improved by €116 million to a loss of €–5 million, reflecting improved technical result despite a still significant level of impairment valuation allowances.

AXA CESSIONS

2003 COMPARED TO 2002

Gross revenues decreased by €13 million to €87 million. Net income was up €+20 million to €16 million, as 2002 was negatively impacted by risk reserves strengthening. This was partly offset by lower positive reserve development.

/106

ASSISTANCE

2003 COMPARED TO 2002

Gross revenues increased by €17 million to €482 million, driven by growth in the European area, mainly the subscription of new contracts in Germany, a growth in the UK National healthcare service business, and a significant growth in Italy. Net income increased by €13 million to €14 million in 2003, explained by (i) non-recurring 2002 significant bad debt provisions, and (ii) improvement of technical margins.

2002 COMPARED TO 2001

Gross revenues increased by 11% on a comparable basis to €391 million (net of inter-company eliminations), mainly attributable to the European area due to the strong increase of 19.5% in the UK National Healthcare Service business. Net income decreased by €11 million to €1 million in 2002 as compared to 2001. The deterioration was mainly due to strengthening of bad debt provisions.

OTHER

2003 COMPARED TO 2002

Net income from the other transnational Insurance operations decreased by €–26 million to a loss of €–25 million. This was mainly due to lower investment result (€–48 million before tax) due to both the decrease of the volumes of reserves of the entities in run-off, and several non-recurring capital gains in 2002, partly offset by lower reserves strengthening.

2002 COMPARED TO 2001

Net income from the other transnational Insurance operations increased from a net loss of €(41) million to a net loss of €(8) million in 2002 as compared to 2001. This improvement was primarily due to Saint Georges Re. A €3 million net gain was recorded in 2002, or an increase by €36 million as compared to 2001, mainly explained by (i) the losses related to the GRE businesses in run-off accounted for last year €–34 million, and (ii) €4 million realized capital gains in real estate in 2002. In addition, there was an improvement of €9 million associated with the UK discontinued business primarily due to lower loss reserve development compared to 2001 (transferred into the International Insurance Segment in 2002).

/107

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

International Insurance (a)

	Years ended December 31,
	2003		2002		2001
(in euro millions)	Yields	Amount	Yields	Amount	Yields	Amount

Fixed maturity investments:
Net investment income	5.1%	261	5.7%	278	6.6%	303
Net realized gains (losses)	1.0%	53	2.2%	106	2.1%	95
Net investment results	6.2%	314	7.8%	383	8.6%	397
Related assets at year end		4,936		5,206		4,506

Equity investments
(including participating interests):
Net investment income	1.5%	24	1.4%	23	1.7%	29
Net realized gains (losses)	(0.9%)	(13)	(6.8%)	(113)	(2.1%)	(37)
Net investment results	0.7%	11	(5.4%)	(90)	(0.4%)	(8)
Related assets at year end		1,506		1,554		1,779

Real estate:
Net investment income	4.3%	8	6.8%	18	6.8%	23
Net realized gains (losses)	0.0%	(0)	2.9%	8	(2.5%)	(8)
Net investment results	4.3%	8	9.7%	26	4.3%	14
Related assets at year end		174		227		309

Loans:
Net investment income	5.2%	29	5.7%	30	10.3%	6
Net realized gains (losses)	0.0%	0	(0.0%)	(0)	0.0%	0
Net investment results	5.2%	29	5.7%	30	10.3%	6
Related assets at year end		630		504		58

Other assets
and cash and cash equivalents:
Net investment income	3.0%	64	3.9%	69	4.9%	67
Net realized gains (losses)	(0.9%)	(20)	3.0%	53	0.8%	11
Net investment results	2.1%	43	6.9%	122	5.7%	78
Related assets at year end		2,292		1,897		1,597

Total invested assets:
Net investment income	4.1%	386	4.6%	418	5.3%	428
Net realized gains (losses)	0.2%	20	0.6%	54	0.8%	60
Net investment results	4.3%	406	5.2%	472	6.0%	488
Total Invested assets at year end		9,537		9,388		8,249

(a)	The investment yields were calculated on a constant structual basis using the average net carrying value of invested assets (for each category) in the period. The realized gains were net of realized losses and included the net change in valuation allowances on impaired assets.

/108

Asset Management segment

The Asset Management segment includes third-party asset management and asset management on behalf of AXA insurance companies. The tables below present the revenues and net income for the Asset Management segment for the periods indicated:

Gross Revenues

	Years ended December 31,
(in euro millions)	2003	2002	2001

Alliance Capital	2,416	2,903	3,347
AXA Investment Managers	783	820	696
National Mutual Funds Management (a)	0	0	57

TOTAL	3,199	3,724	4,100

Intercompany transactions	(277)	(313)	(370)

Contribution to consolidated gross revenues	2,922	3,411	3,730

(a)	The activities of NMFM which were not transferred to the joint venture managed by Alliance Capital are closely aligned with activities within the Australian/New Zealand Life and Savings segment, and hence have been reclassified to the Life & Savings segment starting from 2002.

Net Income

	Years ended December 31,
(in euro millions)	2003	2002	2001

Alliance Capital	(89)	167	90
AXA Investment Managers	65	51	48
National Mutual Funds Management	0	0	15

TOTAL	(24)	218	153

In 2003, the Asset Management segment accounted for 4% of AXA’s consolidated gross revenues after elimination of intercompany transactions (2002 and 2001: 5%). The Asset Management segment had a negative contribution to AXA’s 2003 consolidated net income of –2% (positive contributions in 2002: 23% and 2001: 30%); mainly attributable to Alliance Capital.

/109

ALLIANCE CAPITAL

The operating results for Alliance Capital are presented below for the periods indicated. This information below is before any elimination of inter-company transactions.

Asset Management Operations - Alliance Capital (a)

	Years ended December 31,
(in euro millions)	2003	2002	2001

Fees, commissions and other revenues	2,416	2,903	3,347

Gross revenues	2,416	2,903	3,347

Net investment result	(41)	224	(55)

Total revenues	2,375	3,127	3,292

Administrative expenses	(2,100)	(2,236)	(2,470)

Income before income tax expense	275	891	822

Income tax expense	(62)	(102)	(132)
Minority interests	(72)	(230)	(325)
Goodwill amortization	(230)	(392)	(275)

NET INCOME	(89)	167	90

Average exchange rate: 1,00 € =	$ 1.13	0.95	0.89

(a) Before elimination of intercompany transactions.

The year on year commentaries below are based on the operating results of the segment before elimination of inter-company transactions (refer to Note 32 “Segment information” to the consolidated financial statements included elsewhere in this annual report for further information).

YEAR ENDED DECEMBER 31, 2003 COMPARED TO YEAR ENDED DECEMBER 31, 2002

Assets under Management (“AUM”) were up by €7 billion to €376 billion at December 31, 2003, mainly driven by positive market impact (€+71 billion) and net new money (€+7 billion) partly offset by adverse foreign exchange rates impact (€–71 billion). At constant exchange rates, AUM increased by +23%. Net inflows totaled €7 billion and were attributable to net new money of €9 billion, €4 billion and €–6 billion for Institutional, Private Client, and retail sectors, respectively. Retail outflows were predominantly coming from cash management products (€– 4 billion).

Gross revenues (before elimination of inter-company transactions) were down by €487 million to €2,416 million in 2003, or nearly stable (–0.4%) at constant exchange rates. This was mainly due to lower institutional research fees and distribution revenues, partially offset by higher performance fees from strong investment returns. Institutional research fees decreased by –9% due to lower NYSE transaction volumes and pricing pressures.

Net investment result decreased by €265 million to €–41 million in 2003, compared to €224 million in 2002. 2002 net investment result benefited from an exceptional item related to a partial release (€277 million) of the provision set up in 2000 to offset the dilution gain in connection with the acquisition of Sanford C. Bernstein, Inc. Excluding this item, and on a constant exchange rates basis, net investment result was nearly stable (€+4 million).

/110

Administrative expenses decreased by €136 million to 2,100 million in 2003, or an increase of €+277 million at constant exchange rates. This deterioration was mainly attributable to a €291 million (€243 million at 2003 exchange rates) charge for legal proceedings and mutual funds investigation settlement matters recorded at the end of September and December 2003. This unfavorable item was partly offset by lower promotion expenses

Income tax expense decreased by €40 million or €28 million at constant exchange rates, mainly driven by lower operating income.

Goodwill amortization decreased by €162 million, or €126 million on a constant exchange rates basis. This was mainly due to the 2002 exceptional impact of the amortization over the year of an additional goodwill generated in Alliance Capital (€–129 million impact in 2002), following the exercise by the former shareholders of Sanford Bernstein of their liquidity put option.

Net income decreased by €256 million to €–89 million. At constant exchange rates, the decrease (€–264 million) was mainly due to (i) the exceptional impact of the 2002 exceptional profit related to the exercise by the former shareholders of Sanford Bernstein of their liquidity put option (€–148 million net Group share impact), and (ii) the charge recorded in 2003 for legal proceedings and mutual funds investigation settlement matters (€–124 million net Group share impact).

YEAR ENDED DECEMBER 31, 2002 COMPARED TO YEAR ENDED DECEMBER 31, 2001

Assets under Management (“AUM”) decreased by €144 billion to €369 billion at December 31, 2002, a decrease of €69 billion or 15% on a constant exchange rate basis as compared to 2001. The decrease was mainly due to adverse impact in respect of unfavorable stock market conditions. Net outflows totaled €4.5 billion and were attributable to outflows in retail of €12.7 billion (of which €6.5 billion in net cash management outflows), partially offset by private clients and institutional net new money of €4.2 billion and €4.0 billion, respectively.

Gross revenues (before elimination of inter-company transactions) were down by €443 million in 2002 as compared to 2001, or a decrease of 8% on a constant exchange rate basis, due to lower distribution revenues and advisory fees, in line with lower average AUM, down 8% as compared to 2001. Institutional research services grew by 11% driven by expanded research coverage and broader trading capabilities.

Net investment result increased to €224 million in 2002 as compared to €–55 million in 2001 mainly due to an exceptional item related to a partial release (€277 million) of the provision set up in 2000 to offset the dilution gain in connection with the acquisition of Sanford C. Bernstein, Inc. This release was due to the buy-back of 8.16 million private units in Alliance Capital to the former shareholders of Sanford C. Bernstein, Inc., after these shareholders exercised their liquidity put option: it generated an additional goodwill, which was entirely amortized over the year (€129 million at average exchange rate) as discussed below.

Administrative expenses decreased by €234 million in 2002 as compared to 2001, or down 4% on a constant exchange rate basis. The decrease in expenses was primarily due to lower cash compensation and promotion expenses, partially offset by higher Bernstein acquisition-related expenses (higher deferred compensation and rent), and legal costs.

/111

Net income increased by €77 million to €167 million in 2002 as compared to 2001. The increase was primarily due to the buyback of Alliance Capital units in connection with the Sanford C. Bernstein transaction, partly reduced by (i) an increase in goodwill amortization of €117 million (€129 million at average exchange rate) following the buyback, as previously discussed, less €5 million due to foreign exchange rate fluctuations, and (ii) the impact of lower revenues and average AUM due to the declining market environment.

As a result of the acquisition of 8.16 million private units, AXA Financial’s ownership interest in Alliance Capital increased by 3 points from approximately 53% at year-end 2001 to 56% at year-end 2002.

AXA INVESTMENT MANAGERS (“AXA IM”)

The operating results for AXA Investment Managers are presented below for the periods indicated. This information below is before any elimination of inter-company transactions.

Asset Management Operations - AXA Investment Managers (a)

	Years ended December 31,
(in euro millions)	2003	2002	2001

Fees, commissions and other revenues	783	820	696

Gross revenues	783	820	696

Net investment result	13	9	12

Total revenues	796	830	708

Administrative expenses	(669)	(716)	(602)

Income before income tax expense	127	114	106

Income tax expense	(36)	(38)	(34)
Minority interests	(14)	(12)	(13)
Goodwill amortization	(11)	(13)	(10)

NET INCOME	65	51	48

(a) Before elimination of intercompany transactions.

YEAR ENDED DECEMBER 31, 2003 COMPARED TO YEAR ENDED DECEMBER 31, 2002

Assets under Management (“AUM”) reached €292 billion, up by €24 billion compared to December 31, 2002. This improvement was mainly driven by positive market effect (€+19 billion) and net new money (€+13 billion), partly offset by adverse exchange rates impact (€–8 billion). At constant exchange rates, AUM increased by +12%. Positive net new money mainly stemmed from the Institutional segment, especially structured products and international equities.

Gross revenues (before elimination of intercompany transactions, i.e. including fees earned from AXA insurance companies) were down by €37 million in 2003 as compared to 2002, or stable at constant exchange rates. After elimination of inter-company transactions, gross revenues increased by 1%. After exclusion of fees retroceded to distributors, net revenues increased by 4% at constant exchange rates to €554 million. This increase stemmed from higher management fees (+8%) stemming from higher average AUM (+5%) and slightly average fees (mainly higher Unit Linked fees and higher Institutional weight), partly offset by lower performance fees (–24%).

Net investment result reached €13 million, nearly flat compared to 2002.

/112

Administrative expenses decreased by €46 million compared to 2002, to €669 million. Excluding commissions paid to third party agents, they decreased by €20 million, or a slight increase of €6 million at constant exchange rates.

Net income increase by €15 million to €65 million, reflecting mainly higher net revenues.

YEAR ENDED DECEMBER 31, 2002 COMPARED TO YEAR ENDED DECEMBER 31, 2001

Assets Under Management (“AUM”) declined by €9 billion to €268 billion at December 31, 2002, with net new money inflows (€12 billion) more than offset by market depreciation (€13 billion) and net negative impact of foreign exchange movements (€8 billion).

Gross revenues (before elimination of inter-company transactions) reached €820 million, down 1.4% on a comparable basis. After elimination of inter-company transactions, gross revenues decreased by 1.4% on a comparable basis to €633 million. Most of the decrease related to lower management and front-end fees collected by AXA IM on behalf of some unit-linked and retail products external distributors. After exclusion of fees retro-ceded to distributors, net revenues increased by 11% on a comparable basis to €563 million. This increase was mainly driven by higher net management fees (up €27 million or 5%), stemming from higher average AUM (up 1.2%, at €274 billion) and from a favorable change in product mix towards higher-fee products, combined with higher real estate transaction fees (up €20 million), while performance fees grew by €5 million, notably from AXA Rosenberg.

Administrative expenses, excluding commissions paid to third party agents, increased by €57 million in 2002 as compared to 2001, or an increase of €40 million on a comparable basis. This increase was principally due to higher personnel expenses by €24 million in relation with business growth, and to higher marketing costs by €6 million. The main other changes included an increase in premises costs by €4 million and in depreciation by €5 million, which were offset by a reduction in consulting fees and IT expenses of €7 million and €5 million, respectively.

Net income increased by €3 million to €51 million in 2002 as compared to 2001.

Other Financial Services Segment

The tables below present the gross revenues and net income for the Other Financial Services segment for the periods indicated:

Gross Revenues

	Years ended December 31,
(in euro millions)	2003	2002	2001

French banks	142	137	198
German banks	136	133	114
AXA Bank Belgium	551	723	767
Other	37	52	89

TOTAL	866	1,046	1,168

Intercompany transactions	(30)	(26)	(40)

Contribution to consolidated gross revenues	836	1,020	1,128

/113

Net Income

	Years ended December 31,
(in euro millions)	2003	2002	2001

French banks	(20)	(14)	15
German banks	0	2	(1)
AXA Bank Belgium	80	33	48
Other	78	99	36

TOTAL	138	119	97

In 2003, Other Financial Services Segment accounted for 1% of AXA’s consolidated gross revenues after elimination of inter-company transactions (2002: 1% and 2001: 2%). The segment contributed 14% to AXA’s consolidated 2003 net income (2002: 13% and 2001: 19%).

YEAR ENDED DECEMBER 31, 2003 COMPARED TO YEAR ENDED DECEMBER 31, 2002

Gross revenues (before elimination of intercompagny transactions) decreased by €–180 million, mainly attributable to AXA Bank Belgium (€–172 million). This was mainly due to lower revenues on inter-bank operations and fixed income portfolio, despite higher volume of mortgage loans.

Net income increased by €20 million to €138 million in 2003. This improvement was primarily due to higher net income in AXA Bank Belgium (€+47 million to €80 million), mainly due to higher capital gains of which €13 million related to the sale of Crédit Lyonnais shares. The increase was partly offset by lower net income in French Banks (€–6 million) due to integration cost of Banque Directe partly offset by the exceptional impact of Banque Directe one-off goodwill amortization in 2002 (€13 million), and (iii) lower positive run-off development in CFP sub-group (€–16 million), although it remained significantly positive in 2003.

YEAR ENDED DECEMBER 31, 2002 COMPARED TO YEAR ENDED DECEMBER 31, 2001

Net income increased by €22 million to €119 million in 2002 (2001: €97 million and 2000: €121 million), primarily due to a lower goodwill amortization in 2002 (down to €14 million) as compared to 2001. This impact was partly offset by (i) the decrease in contribution from the French banks (decrease by €18 million), mainly due to the transfer of the securities management activity outside the Group in July 2001 and to the losses linked to Banque Directe (acquired from BNP Paribas in 2002) as well as integration costs, and (ii) AXA Bank Belgium 2002 operating result decreased, as 2001 result included a release of provisions for corporate loans and general banking provisions.

/114

Holding Company Activities

The Holding Company activities consist of AXA’s non-operating companies, including mainly AXA (the Company) being the parent company for AXA Group, AXA France Assurance, AXA Financial, AXA Asia Pacific Holdings and AXA UK Holdings. The net (loss) income from these activities are presented in the table below for the periods indicated.

Net Income

	Years ended December 31,
(in euro millions)	2003	2002	2001

AXA, The Company	(225)	(162)	(218)
Other French holding companies	(9)	69	120
Foreign holding companies	(137)	(164)	(220)

TOTAL	(371)	(257)	(318)

YEAR ENDED DECEMBER 31, 2003 COMPARED TO YEAR ENDED DECEMBER 31, 2002

Net income decreased by €114 million in 2003 to a loss of €–371 million in 2003. This trend was primarily attributable to (i) AXA SA (€–63 million), mainly impacted by an increase of financial charges (€62 million) partly due to a shift from variable rates to fixed rates to protect future financial charges, (ii) other French Holding companies (€–78 million) stemming from the absence in 2003 of net capital gains compared to a high level of capital gains in previous year, and (iii) Australia/New-Zealand holding (€–75 million) as 2002 benefited from a €87 million capital gain on the sale of health activities. These unfavorable items were partly compensated by a higher net income in the German holding companies (€+86 million). This increase was mainly due to higher capital gains mainly explained by the sale of Colonia Re J.V., the joint venture with General Re (€+10 million), to a lower tax charge (€57 million) despite higher operating income as 2002 was unfavorably impacted by change in fiscal regime (€29 million), and as 2003 benefited from a non-recurring profit (€17 million) arising from the release of a tax provision set up when acquiring German operations, in connection with the sale in 2003 of AXA’s participation in Colonia Re J.V., and to higher investment income.

YEAR ENDED DECEMBER 31, 2002 COMPARED TO YEAR ENDED DECEMBER 31, 2001

Net income increased by €61 million in 2002 as compared to 2001 due primarily to (i) a one-off profit on the sale of AXA Health of €87 million (net group share) in August 2002, and (ii) decrease in interest expense by €117 million mainly in AXA, the Company, (down by €137 million) due to a lower interest charge, as a result of declining interest rates and the strengthening of the euro against mostly U.S. dollar, Japanese yen and Pound Sterling. This impact was partly offset by (i) a combined decrease in net realized capital gains by AXA (the company) and the other French holding companies of €129 million as compared to 2001, and (ii) a deterioration of €28 million by the German holding companies as compared to 2001 arising from revised German tax rules.

/115

Liquidity and Capital Resources

Over the past several years, AXA has expanded its Insurance and Asset Management operations through a combination of acquisitions, joint ventures, direct investments and organic growth. This expansion has been funded primarily through a combination of (i) proceeds from the sale of non-core businesses and assets, (ii) dividends received from operating subsidiaries, (iii) proceeds from the issuance of subordinated convertible debt securities, other subordinated debt securities and borrowings (including debt issued by subsidiaries and/or bank borrowings by AXA SA and its subsidiaries), and (iv) the issuance of ordinary shares.

The Company and each of its major operating subsidiaries are responsible for financing their operations. The Company, as the holding company for the AXA Group, coordinates these activities and, in this role, participates in financing the operations of certain subsidiaries. Certain of AXA’s subsidiaries, including AXA France Assurance, AXA Financial Inc., AXA Asia Pacific Holdings and AXA UK Holdings are also holding companies and are dependent on dividends received from their own subsidiaries for funds to meet their obligations. In addition, some of AXA’s principal subsidiaries are subject to restrictions on the amount of dividends and debt repayments that can be paid. Based on the information currently available, AXA does not believe that such restrictions constitute a material limitation on its ability to meet its obligations or pay dividends.

AXA’S INSURANCE OPERATIONS

The principal sources of funds for AXA’s insurance operations are premiums, investment income and proceeds from sales of invested assets. The major uses of these funds are to pay policyholder benefits, claims and claims expenses, policy surrenders and other operating expenses, and to purchase investments. The liquidity of insurance operations is affected by, among other things, the overall quality of AXA’s investments and the ability of AXA to realize the carrying value of its investments to meet policyholder benefits and insurance claims as they fall due.

LIFE & SAVINGS

Liquidity needs can also be affected by fluctuations in the level of surrenders, withdrawals and guarantees to policy-holders in the form of minimum income benefits or death benefits specifically on variable annuity business (see “Item 4 – Information on the Company – Life & Savings – Surrenders”).

AXA’s investment strategy is designed to match the net investment results (the investment yield) and the estimated maturity of its investments with expected payments on insurance contracts. AXA regularly monitors the valuation and maturity of its investments and the performance of its financial assets. Financial market performance may affect the level of surrenders and withdrawals on life insurance policies, as well as projected immediate and long-term cash needs. AXA adjusts its investment portfolios to reflect such considerations.

PROPERTY & CASUALTY AND INTERNATIONAL INSURANCE

Liquidity needs can be affected by actual claims experience if significantly different from the estimated claims experience (see “Item 4 – Information on the Company Property & Casualty - Claims Reserves”).

Insurance cash flows are generally positive and can be slightly negative in the case of exceptional events. A portion of the assets is invested in liquid, short-term bonds and other listed securities in order to avoid additional liquidity risk that may arise from such events. In the event of large catastrophic or other losses, AXA’s Property & Casualty operations would be able to liquidate a certain amount of their investment portfolios.

/116

ASSET MANAGEMENT AND FINANCIAL SERVICES

The principal sources of liquidity relating to these operations are operating cash flows, proceeds from the issuance of ordinary shares (where applicable), credit facilities and other borrowings from credit institutions.
The financing needs of asset management subsidiaries arise from their activities, which require working capital, in particular to finance prepaid commissions on some mutual fund-type products.

SOURCES OF LIQUIDITY

At December 31, 2003, AXA’s consolidated balance sheet included cash and cash equivalents of €19.4 billion (2002: €18 billion), excluding bank overdrafts of €1.0 billion in 2003, (2002: €1.1 billion). The Company (statutory accounts) had cash and cash equivalents of €1.851 billion at December 31, 2003 versus €195 million a year earlier. This increase was primarily due to €1.4 billion from the investment of funds raised through the issue of ORANs (bonds redeemable in shares or cash) in the fourth quarter of 2003, intended to finance the contemplated acquisition of MONY in the United States. The Company did not have any amounts outstanding on bank overdrafts at December 31, 2003.

On a consolidated basis, the aggregate principal payments required to be made on subordinated and non-subordinated debt instruments issued for 2004 and the four years thereafter amount to €2,394 million (including €1,389 million relating to ORANs ) in 2004, €684 million in 2005, €339 million in 2006, €3 million in 2007 and €397 million in 2008. The remaining €9.793 million matures after 2008. Amounts owed to credit institutions are generally payable on demand, except those of the Company. Off-balance sheet commitments are discussed in Note 30 to the consolidated financial statements.

As part of its risk management, AXA has for a number of years carefully monitored to contractual clauses, particularly those that may cause debts to become repayable before due date. A large proportion of AXA’s debts consists of subordinated bonds that do not feature any early redemption clauses, except in the event of liquidation. Early redemption clauses (puts, default triggers, rating triggers) are in general avoided by AXA. However, when market practice makes them unavoidable, AXA has a centralized method of monitoring these clauses. AXA is not currently party to early redemption clauses that management believe could reasonably be expected to have a material adverse affect on AXA’s consolidated financial position taken as a whole.

SUBORDINATED DEBT

At December 31, 2003, the Company (statutory accounts) had outstanding subordinated debt of €8,119 million, or € 7,592 million taking into account a €527 million reduction for the impact of foreign exchange derivative instruments.

On a consolidated basis at December 31, 2003, AXA’s total outstanding subordinated debt totaled €8,980 million, after taking into account all intra-group eliminations, or €8,453 million after taking into account a €527 million decrease relating to foreign exchange derivative instruments (2002: €8,589 million, €8,300 million and €289 million respectively).

The increase of €153 million in 2003 (after the impact of foreign exchange derivative instruments), or €555 million at constant exchange rates, was mainly due to the following factors. As part of the Company’s €5.0 billion EMTN (Euro Medium Term Note) program, AXA issued $500 million (€396 million) of fixed-rate undated subordinated bonds in May 2003, and €500 million of perpetual bonds through private placement in the second half of 2003. In addition, there was new subordinated debt issued by AXA Bank Belgium, aiming at refinancing its loan production. This increase was partly offset by the repayment of AXA Japan’s external debt (€144 million) and a positive impact from foreign exchange derivatives (€238 million) due to the strengthening of euro against other currencies.

/117

At December 31, 2003, the potential number of ordinary shares to be issued upon conversion of AXA’s total outstanding subordinated convertible debt was around 64.0 million (2002: 64.0 million).

For further information, refer to Notes 18 and 22 to the consolidated financial statements.

NON-SUBORDINATED DEBT INSTRUMENTS

At December 31, 2003, the Company (statutory accounts) had outstanding non-subordinated debt instruments of €3,423 million, an increase of €1,457 million from €1,966 million at December 31, 2002. Most of this outstanding debt at December 31, 2003 and 2002 was classified as financing debt. The increase in 2003 was mainly due to the issue of € 1,406 million of ORAN bonds (€1,389 million after the elimination of intercompany transaction) – see here-below.

On a consolidated basis, AXA’s total outstanding issued non-subordinated debt amounted to €5,156 million at December 31, 2003, an increase of €474 million from the €4,682 million figure a year earlier. Of the total non-subordinated debt outstanding at December 31, 2003, the amounts classified as financing debt and operating debt equaled €4,459 million and €697 million, respectively (2002: €3,622 million, and €1,060 million respectively). On a constant exchange rate basis, the increase was €864 million and was primarily due to the following factors:

  Financing debt increased by €1,161 million. This was mainly due to ORANs issued following the exercise of warrants allocated free of charge, to shareholders as part of the contemplated acquisition of MONY (€1,389 million after the elimination of intra-group financing). This was partly offset by the redemption of €258 million of 6% mandatory convertible bonds issued by AXA Colonia Konzern Finance in 1998, and the partial redemption of AXA Financial’s senior bonds (€73 million).
  Operating debt decreased by €297 million, mainly as a result of a €316 million fall in operating debt in AXA Banque which, after the absorption of Banque Directe, became a net lender in the market. As a result, AXA Banque repaid its debts without raising new funds in the market. This decrease was partly offset by an increase in other operating debts, particularly following the entry of Vendôme Haussmann into the scope of consolidation, leading to an increase of €95 million.

Of AXA’s total outstanding debt at December 31, 2003, short-term debt (maturity of 1 year or less) equaled €2,355 million, of which €1,789 million related to the Company (mainly consisting of ORAN bonds). In connection with the contemplated acquisition of MONY Group Inc – a life insurance company based in New York, also known as MONY –, AXA decided to finance this proposed transaction by issuing ORAN bonds (bonds redeemable in shares or cash), for an amount of €1.4 billion. The ORAN were issued upon the exercise of warrants allocated free of charge by AXA to its shareholders.

Those owning shares on September 19, 2003 received a warrant for every share held. As a result, 1,763,924,947 warrants were issued. These warrants gave holders the right to subscribe one ORAN bond at a price of €12.75 for every 16 warrants held. As a result, 110,245,309 ORANs were issued for a total amount of €1,405,627,690.

Each ORAN will be automatically redeemed by the issuance of one new ordinary AXA share following the closing date of the acquisition. If the acquisition is not completed, and at the latest by December 21, 2004, the ORANs will be redeemed in cash at par, with accrued interest of 2.4% prorate temporis.

For further information see Note 22 to the consolidated financial statements.

/118

AMOUNTS OWED TO CREDIT INSTITUTIONS

On a consolidated basis at December 31, 2003, amounts owed by the Company and its subsidiaries to credit institutions totaled €3,851 million as compared to €5,018 million at December 31, 2002, or a decrease of €1,167 million. Of the total amounts owed to credit institutions outstanding at December 31, 2003, financing and operating debts (including bank overdrafts for €1,016 million), represented €29 million and €3,822 million, respectively. The decrease of €1,167 million was attributable primarily to the following items:

  In 2003, AXA Bank Belgium’s debt fell by €480 million since financing needs were essentially fed through current accounts with the National Bank of Belgium.
  AXA Banque’s operating debt fell by €142 million, and Colonia Bausparkasse’s by €160 million, mainly due to the reduction in regulatory liquidity requirements for real estate companies introduced early 2003.
  AXA entirely repaid a €254 million bank loan.
  Bank overdrafts were reduced by around €60 million across the whole group.

For further information refer to Note 19 to the consolidated financial statements.

ISSUANCE OF ORDINARY SHARES

On May 9, 2001, in AXA’s annual general meeting of shareholders, shareholders approved a four-for-one split of AXA’s ordinary shares and two-for-one split of AXA’s American Depository Shares (ADS). As a result, the ratio of AXA ADSs to AXA ordinary shares changed from one ADS representing one-half of an ordinary share to one ADS representing one ordinary share.

The information provided below is given on a post 4-for-1 stock split basis.

Since 1994, AXA has regularly offered shares to its employees. In 2003, AXA employees invested a total of €188 million in the employee stock ownership program (€13 million in July 2003 and €175 million in December 2003) resulting in the issuance of 15.1 million AXA ordinary shares. At December 31, 2003, AXA employees held approximately 4.8% of AXA ordinary shares (including ADSs) compared to 4% at December 31, 2002.

In addition, during 2003, approximately 0.8 million ordinary shares were issued in connection with the exercise of AXA share options in 2003 (2002: 0.8 million ordinary shares).

In 2003, the number of AXA ordinary shares held in treasury fell slightly, by 0.9 million with respect to December 31, 2002 (1.3 million shares were sold and 0.4 million acquired during 2003). At December 31, 2003, AXA held approximately 29.6 million of its ordinary shares at a book value of €473 million (2002: €489 million), or 1.8% of the total outstanding ordinary shares (unchanged relative to 2002). These shares are allocated principally to the AXA Financial stock-option program, where options have been granted to AXA Financial employees to acquire AXA ADSs.

DIVIDENDS RECEIVED

Dividends paid to the Company were approximately €1,109 million in 2003 (2002: €1,481 million, 2001: €1,882 million), of which approximately €250 million were in currencies other than the euro (2002: €387 million, 2001: €410 million). The net decrease in dividends received during 2003 related principally to a decrease in dividends received from (i) AXA Konzern AG, which reduced its dividend payment by €132 million, (ii) AXA Holdings Belgium, which paid no

/119

dividend in 2003 versus €177 million in 2002, (iii) AXA Financial, which reduced its dividend by €128 million and (iv) AXA Participations II, which cut its dividend by €80 million to €147 million. This decrease was partly offset by (i) a €102 million increase in the dividend paid by AXA France Assurance to €580 million and (ii) a non-recurring dividend of €52 million paid by Compagnie Financière de Paris in 2003.

The Company is not subject to restrictions on dividend payments, provided that its accumulated profits are sufficient to cover them. However, some subsidiaries, particularly insurance companies, are subject to restrictions on the amount of dividends they can pay to shareholders. For more information on these restrictions, see Note 34 to the consolidated financial statements and “Risks Factors” in Item 3 of this annual report.

The Company anticipates that cash dividends received from operating subsidiaries will continue to cover its operating expenses including planned capital investment in existing operations, interest payments on its outstanding debt and borrowings, and dividend payments during each of the next three years. AXA expects that anticipated investments in subsidiaries and existing operations, future acquisitions and strategic investments will be funded from available cash flow remaining after payments of dividends, debt service and operating expenses, proceeds from the sale of non-strategic assets and businesses and future issues of debt and equity securities.

USES OF FUNDS

Interest paid by the Company in 2003 totaled €487 million (2002: €564 million, 2001: €635 million) or €252 million after derivative instruments used to hedge the Company’s financial charges (2002: €311 million, 2001: €606 million). The Company’s annual interest expense is expected to be approximately €350 million, after taking into account hedging instruments, during each of the next three years. On a consolidated basis, total interest paid in cash in 2003 was €835 million (2002: €894 million, 2001: €913 million) or €600 million after derivative instruments (2002: €641 million).

Dividends paid to AXA shareholders in 2003 totaled €599 million in respect of the 2002 financial year, or €0.34 per ordinary share, versus €0.56 per share paid in respect of the 2001 financial year (€971 million in total). All dividends in respect of the financial years ended in 2002 and 2001 were paid in cash.

SOLVENCY MARGINS AND RISK BASED CAPITAL

Each insurance company within AXA is required by regulations in the local jurisdictions to maintain minimum levels of capital adequacy and solvency margin. The primary objective of the solvency margin requirements is to protect policyholders. AXA’s insurance subsidiaries are in compliance with the applicable solvency requirements.

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
The new requirements are regulated in France by the Commission de Contrôles des Assurances, des Mutuelles, et des Institutions de Prévoyance.

/120

Certain AXA subsidiaries with financial services activities must comply with various French and European regulations that require each to maintain, depending on its area of activity (bank, credit establishment or other), a minimum liquidity ratio or a minimum solvency ratio.

On this basis, and taking into account future profits as advised by the 2002.12 Directive dated from March 5, 2002, the adjusted solvency ratio is approximately 212% at December 31, 2003, compared to 172% at December 31, 2002. If Solvency I rules, which are deemed to be effective as of January 1, 2004, were applied, AXA’s European consolidated solvency margin would be 205% based on December 31, 2003 estimates.

SUPPLEMENTARY INFORMATION - CONTRACTUAL OBLIGATIONS AND SPECIFIC INFORMATION RELATING TO OFF-BALANCE SHEET ARRANGEMENTS

A schedule of future payments under certain material contractual obligations for AXA Group is set out in the table below as at December 31, 2003.

Contractual obligations		Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than
(in euro millions)		(a)	(b)	(c)	5 years (d)

Subordinated debt	8,452	38	336	50	8,028
Non subordinated debt	5,156	2,355	686	351	1,764

TOTAL	13,608	2,393	1,022	401	9,792

(a)	Relates to payments due in 2004.
(b)	Relates to payments due in 2005 and 2006.
(c)	Relates to payments due in 2007 and 2008.
(d)	Relates to payments due in 2009 and thereafter.

This table includes subordinated debt issued by AXA (the Company) and its subsidiaries and non- subordinated debt issued by AXA (the Company) refer to detailed disclosure in notes 14 and 18 to the consolidated financial statements included in Item 18 to this Annual Report.

As described above, AXA also has amounts borrowed from credit institutions, amounting to €3,851 million (including bank overdrafts for €1,016 million). Of the total amounts owed nearly all of the arrangements are payable on demand, except those of the company.

AXA also has contractual obligations: (i) to policyholders and/or designated beneficiaries in respect of life, health, retirement contracts and other savings-related contracts, and (ii) to policyholders in respect of property & casualty contracts including cover for automobile, homeowners/household, property and general liability insurance for both personal and commercial customers (small to medium-sized companies), large insurance risk cover for large national and international corporations, and reinsurance. These obligations include paying death claims, making annuity payments or paying claims arising from an insurable loss event. The timing of such payments depends on such factors as the mortality and persistency of its customer base and the occurrence of insurable loss events. In addition, from time to time, AXA the Company and or its subsidiaries may become involved in contractual arrangements to which an unconsolidated entity is a party, which may assume many different forms such as, guarantees, subordinated retained interests in assets transferred, derivative instruments, obligations under variable

/121

interest entities including special purpose entities and other contingent arrangements. Information on contingent commitments material to AXA can be found in Notes to the consolidated financial statements included elsewhere in this annual report, specifically, Note 14 for subordinated debt, Note 18 for debt instrument issued and Note 19 for amounts owed to credit institutions, Note 26 for details on off balance sheet commitments given for the time periods as presented above, Notes 27 and 34 (h) for unfunded commitments specific to variable interest entities including special purpose entities. Specific to our U.S operations, AXA Financial has obligations under contingent commitments at December 31, 2003, including: Equitable Life’s and Alliance Capital’s respective revolving credit facilities and commercial paper programs; Alliance Capital’s US$ 100 million Extensible Commercial Notes program; insurance operations US$ 170 million letters of credit; Alliance Capital’s US$ 125 million guarantee on behalf of SCBL, a wholly-owned support services subsidiary of Alliance Capital and AXA Financial’s guarantees or commitments to provide equity financing to certain limited partnerships of US$ 343 million.

Our subsidiary, Alliance Capital has a US$ 166 million accrual for compensation and benefits, of which approximately US$ 72 million is expected to be paid in 2005-2006, US$ 27 million in 2007-2008 and the rest thereafter.

AXA is also exposed to potential risk related to its own ceded reinsurance arrangements either by AXA’s insurance companies (via AXA Cessions) or by AXA’s RE. Therefore, AXA is exposed to potential risk with other insurers and to insurance guaranty fund laws in all 50 states in the United States of America, the District of Columbia and Puerto Rico. Under these laws, insurers doing business in these states can be assessed amounts up to prescribed limits to protect policyholders of companies that become impaired or insolvent. Similar policyholder protection mechanisms also exist in other countries in which AXA operates, such as, the United Kingdom and Japan (see “Item 4 –Additional factors – Regulation”). In the aftermath of the September 11, 2001 terrorist attacks, while traditional indicators continue to be used to monitor insurers’ financial position, the ability of otherwise fiscally health insurers, or even the insurance industry, to absorb further catastrophic losses of such a nature cannot be predicted.

SUBSEQUENT EVENTS AFTER DECEMBER 31, 2003, AFFECTING AXA’S LIQUIDITY

Refer to Note 35 to the Consolidated Financial Statements included under Item 18 to this annual report.

CONSOLIDATED CASH FLOWS

YEAR ENDED DECEMBER 31, 2003 COMPARED TO YEAR ENDED DECEMBER 31, 2002

Net cash provided by operating activities totaled €15.3 billion for the year ended December 31, 2003 (2002: €14.3 billion). Net cash provided from operating activities in 2003 was €1 billion higher than the prior year in line with improved operational performances. A growth in gross revenues was experienced in two of AXA’s major markets: i) Life & Savings - notably due to strong sales in the United States following the launch of a variable annuity product, and in Belgium and Germany that benefited from a high level of sales on non unit-linked products, interest-linked products in Belgium and group pension funds in Germany, ii) Property & Casualty – showing good performance especially in France and in the UK through successful rates increase and positive net inflows. Additionally, there was a favorable impact in relation to claims and expense management evolution, the combined ratio for the Group dropping 3 basis points over the prior year.

Net cash used in investing activities was €13.1 billion for the year ended December 31, 2003 (2002: net cash used of €10.8 billion). The increase in cash used in investing activities compared to the prior year is mainly due to the reversal

/122

of the downturn that had persisted in the financial markets for three years running. The first solid steps in a synchronized global recovery led by the United States, combined with the recovery in corporate earnings, helped the global ‘s stock markets to recover to a certain extent . The recovery of the stock market was overall after the lowest points reached in March 2003.

Net cash provided by financing activities totaled €0.6 billion for the year ended December 31, 2003 (2002: net cash used of €2.1 billion). This position is due (i) to ORANs issued following the exercise of warrants allocated free of charge, to shareholders as part of contemplated acquisition of MONY (€1,4 billion), (ii) the issue by AXA of €0.4 billion of fixed-rate undated subordinated bonds in May 2003 and (iii) €0.5 billion of perpetual bonds through private placement in the second half of 2003.

The net impact of the foreign currency fluctuations was a decrease of approximately €0.7 billion in net cash for the year ended December 31, 2003 (2002: decrease of €0.8 billion). The net change was due to a strengthening of the Euro against most currencies, notably the United States dollar, the Japanese yen and British pound sterling. The operating, investing and financing activities described above, as well as the impact of foreign exchange and change in scope of consolidation, resulted in an increase in net cash and cash equivalents of €1.9 billion in 2003 (2002: increase of €0.5 billion).

At December 31, 2003, total consolidated gross cash and cash equivalents amounted to €19.4 billion, or net cash and cash equivalents of €18.4 billion after deducting bank overdrafts that were classified under “amounts owed to credit institutions” in AXA’s consolidated balance sheet (2002: €17.6 billion and €16.5 billion net of bank overdrafts, respectively).

YEAR ENDED DECEMBER 31, 2002 COMPARED TO YEAR ENDED DECEMBER 31, 2001

Net cash provided by operating activities totaled €14.3 billion for the year ended December 31, 2002 (2001: €12.8 billion). Net cash provided from operating activities in 2002 was €1.5 billion higher than the prior year in line with improved operational performances. A growth in gross revenues was experienced in three of AXA’s major markets: (i) Life & Savings notably due to strong sales in the United States following the launch of a variable annuity product, and in Japan from the acquisition of additional shares in group pensions;(ii) Property & Casualty and (iii) International Insurance, both of which were favorably impacted by tariff increases. Additionally, there was a favorable impact in relation to claims and expense management evolution, the combined ratio for the Group dropping 6 basis points over the prior year.

Net cash used in investing activities was €10.8 billion for the year ended December 31, 2002 (2001: net cash used of €20.8 billion). The decline in cash used in investing activities compared to the prior year is a function of the difficult and volatile investment environment experienced throughout 2002, notably the large decline in equity markets, which directly adversely impacted the level of funds available for re-investment associated with the UK “With Profit” portfolio.

Net cash used in financing activities totaled €2.1 billion for the year ended December 31, 2002 (2001: net cash used of €1.6 billion). 2002 was similar to 2001in that the majority of the financing activity related to refinancing the Group’s existing debt facilities. This increase in the repayment of debt facilities was primarily due to (i) amounts owed to credit institutions for AXA Bank Belgium, which uses repurchase securities in order to manage the varying liquidity position of the bank and (ii) the refinancing of the Company’s existing short-term debt (notably the Company’s commercial paper issued in 2000) partly financed by the drawdown by the Company of approximately €500 million from its existing €3.0 billion Euro Medium Term Note program.

/123

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

At December 31, 2002, total consolidated gross cash and cash equivalents amounted to €17.6 billion, or net cash and cash equivalents of €16.5 billion after deducting bank overdrafts that were classified under “amounts owed to credit institutions” in AXA’s consolidated balance sheet (2001: €17.6 billion and €16.0 billion net of bank overdrafts, respectively).

Other Matters

ADDITIONAL INFORMATION ON IMPAIRMENT OF INVESTMENTS (FRENCH GAAP)

AXA’s principal invested assets are in fixed maturity and equity securities, including holdings in mutual funds. Under French GAAP these invested assets are held at amortized cost and historical cost, respectively, net of valuation allowances except for certain fixed maturity and equity securities that are stated at estimated fair value, as they are held to support participating insurance contracts whereby the unrealized gains and losses on such invested assets are included in the determination of the insurance liabilities in respect of participating insurance contracts. For publicly listed fixed maturity and equity securities, fair values are determined based on quoted market prices. For non-publicly listed fixed maturity and equity securities and other invested assets, the basis for measuring fair value may require utilization of investment valuation methodologies such as discounted cash flow analysis and/or reference to quoted prices for similar securities.

Total invested assets, including participating interests (excluding separate accounts)

(in euro billions, except percentages)	At December 31, 2003		At December 31, 2002

Insurance activities	241.2	97%	239.8	96%
Non-insurance activities	8.1	3%	9.0	4%

Total consolidated invested assets	249.3	100%	248.8	100%

(which exclude investments in affiliated companies
and separate account assets)
Analysed as follows:
– Fixed maturity securities (a)	154.4	62%	155.1	63%
– Equity securities (b) (c)	62.4	25%	57.7	23%
– Real estate; mortgages, policies and other loans;
and investments in participating interests	32.5	13%	36.0	14%

	249.3	100%	248.8	100%

(a)	In 2003, approximately 17% were not publicly-listed securities with a carrying value of €26.1 billion (2002: approximately 15% were not publicly-listed securities with a carrying value of €23.3 billion).
(b)	In 2003, approximately 28% were not publicly-listed securities with a carrying value of €17.7 billion (2002: approximately 27% were not publicly-listed securities with a carrying value of €15.5 billion), including investments in mutual funds.
(c)	Includes holdings in mutual funds, including funds that invest in fixed maturity securities, see Note 6 “Investments” to the consolidated financial statements included elsewhere in this annual report.

/124

AXA records an investment impairment charge when it believes an investment has experienced a decline in fair value that is other-than-temporary. Identifying those situations requires judgment by management and includes an assessment of subjective as well as objective factors including, but not limited to, the duration and extent to which the fair value of a particular security has been depressed; the financial condition, cash flows, and near term earnings potential of the issuer; and any particular problems affecting the issuer’s industry sector, as well as AXA’s ability and intent to retain the investment to allow sufficient time for any anticipated recovery in fair value. These impairment charges were recorded based on evaluation of the facts and circumstances specific to individual fixed maturity and equity securities and, in the judgment of management, such facts and circumstances did not impact the carrying values of other material investments held by AXA’s operations. Increases in defaults, credit downgrades, and overall declines in the global financial markets have contributed to an increase in impairments on AXA’s investment assets in 2003 and 2002 as compared to prior years.

In 2003 and in accordance with French GAAP, AXA recorded valuation allowances for other-than-temporary impairments before allocation to participating benefits, DAC/VBI amortization, minority interests and taxes as set out below:

  equity securities of €1,982 million (2002: €1,147 million), and fixed maturity securities of €368 million (2002: €361 million).

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

Gross unrealized gains and gross unrealized losses under French GAAP for AXA’s fixed maturity and equity investment holdings at December 31, 2003 and 2002 are set out below.

	At December 31,
(in euro billions)	2003	2002

Fixed Maturity securities
Gross unrealized gains	8.7	9.6
Gross unrealized losses	(0.4)	(0.7)

Equity securities
Gross unrealized gains	2.2	1.6
Gross unrealized losses	(2.7)	(6.8)

In the case of unrealized and unrecognized losses, management concluded that based on the methodology described above, including the ability and intent to hold the securities in question, these securities did not have an other-than temporary decline in value. In addition, the amount of such unrealized gains and losses may not represent the actual impact on AXA’s consolidated operating results in any one period, as such amounts are presented before allocation to participating life insurance contracts (as a change in future policy benefits), DAC / VBI amortization, minority interests and taxes.

/125

Reconciliation of French GAAP to U.S. GAAP

SIGNIFICANT ACCOUNTING POLICIES

The notes to the consolidated financial statements contain a summary of AXA’s significant accounting policies under French GAAP (see note 2) and a discussion of the differences between French GAAP and U.S. GAAP, which materially affect the determination of AXA’s consolidated net income and shareholders’ equity, including a discussion of recently issued accounting pronouncements (see notes 33 and 34). Most of these policies are considered to be important to the portrayal of AXA’s consolidated financial position and consolidated operating results, especially those which require (i) the use of estimates and assumptions, for example, in respect of establishing insurance future policy benefits and claims reserves, or (ii) management to make difficult, complex or subjective judgments.

2002 RESTATEMENT OF 2001 INFORMATION

As indicated in note 33 to the consolidated financial statements, in 2002, the U.S. GAAP adjustments as of and for the year ended December 31, 2001 were restated for the accounting for other-than-temporary declines in value for investment securities, which reduced AXA’s 2001 U.S. GAAP consolidated net income by €1,128 million to €356 million. These adjustments did not impact AXA’s U.S. GAAP consolidated shareholders’ equity at December 31, 2001 because AXA had already recorded the unrealized effect of the decreased market value of its investment securities through “Other comprehensive income” (a separate component within shareholders’ equity) in that period.

	Years ended December 31,
			2001
(in euro millions)	2003	2002	Restated

CONSOLIDATED NET INCOME IN ACCORDANCE WITH FRENCH GAAP	1,005	949	520

Adjustments to U.S. GAAP (a)	2,668	(3,536)	(164)

CONSOLIDATED NET INCOME IN ACCORDANCE WITH U.S. GAAP (b)	3,673	(2,588)	356

(a)	2002 includes profit booked in Alliance Capital of €148 million in French GAAP not recognized in U.S. GAAP, which included €277 million from the partial release of the dilution profit offset by €129 million relating to the associated amortization of goodwill.
(b)	All operating results are from continuing operations.

Net income per ordinary shares

	Years ended December 31,
(in euro per share)	2003	2002	2001

Amounts in accordance with French GAAP
Basic	0.57	0.55	0.30
Diluted	0.56	0.55	0.32

Amounts in accordance with U.S. GAAP
Basic	2.12	(1.52)	0.21
Diluted	2.06	(1.52)	0.21

/126

YEAR ENDED DECEMBER 31, 2003

Net income for 2003 under U.S. GAAP was €3,673 million, or €2,668 million higher than net income under French GAAP.

This increase was principally due to:

  The impact of accounting for derivatives and hedging activities (€+752 million), and notably the application of FAS 133, which in particular caused changes in the market value of various derivative instruments to be included within net income under U.S. GAAP.
  The fact that goodwill is no longer amortized from 2002 (€+562 million).
  The partial recovery in the financial markets and its positive impact on investments in mutual funds, which are included at market value under U.S. GAAP (€+475 million).
  A lower level of other-than-temporary impairment charges on equity securities under U.S. GAAP as compared to French GAAP (€+675 million). The differences between U.S. and French GAAP led to the recording of €373 million net Group share of valuation allowances under U.S. GAAP as opposed to €1,048 million under French GAAP (net Group share).
  A net release of valuation allowance against deferred tax asset (€+343 million) recorded under U.S. GAAP in 2002 by AXA Japan because the overall deferred tax asset balance decreased.
  The recognition of the disposal gain on the Australian health insurance business (€+93 million), which was recognized in 2002 under French GAAP but in 2003 under U.S. GAAP given the terms and condition of such disposal.
  The cancellation under U.S. GAAP of the profit recorded by AXA Financial under French GAAP (€–89 million), relating to a review of deferred tax positions, and to the compensation charge arising on AXA’s employee stock purchase plan in AXA SA (€– 46 million).
  A difference in deferred tax recognition of €–29 million relating to the United Kingdom entities. Under French GAAP, deferred income taxes are required to be recognized in respect of distributions if the distribution is not going to be made in the foreseeable future and the ability to make such a distribution is at the control of management, whereas under U.S. GAAP, deferred income taxes arising on distributions are recorded in full if subject to local tax upon distribution (inside tax basis) even if the distribution is not going to be made in the foreseeable future and the ability to make such a distribution is under the control of management).

/127

YEAR ENDED DECEMBER 31, 2002

The 2002 U.S. GAAP net income amounted to a loss of€2,587 million, or €1,639 million lower than the French GAAP net income. This decrease was principally due to:

  The impact relating to impaired securities under U.S. GAAP in 2002 was an additional loss of €1,656 million (net Group share impact). The difference is primarily attributable to differences in conditions when an investment is presumed to be impaired, especially during volatile market conditions, and the amount recorded for impairment.
  The unfavorable impact of financial markets trends (i) on the value of investments in mutual funds and real estate companies, consolidated under U.S. GAAP at their market value (€1,008 million), and (ii) on the profit emerging from the UK “With-Profit” funds, of which 10% is recognized in the U.S. GAAP net income (decrease by €274 million).
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
  The elimination under U.S. GAAP of (i) the exceptional profit accounted for by Alliance Capital under French GAAP (€148 million) relating to the partial release of the dilution profit set up at the time of acquisition of Sanford Bernstein offset by associated additional goodwill amortization, as under U.S. GAAP, this dilution profit was entirely accounted within shareholder’s equity, and (ii) the realized gain on the disposal of AXA Australia health activities (€87 million).
  The valuation difference between French GAAP and U.S. GAAP (decrease by €119 million) on contracts that reinsure guaranteed minimum income benefit features respectively in AXA Financial (reinsurance ceded) and AXA Corporate Solutions (reinsurance accepted), as these contracts are derivative instruments that are accounted for at fair value under U.S. GAAP.
  These unfavorable items were partly offset by the fact that goodwill is no longer amortized from 2002 (increase by € 588 million), and by the overall impact of fair value accounting for derivatives under FAS 133 (increase by € 412 million).

Additional information on financial data on a U.S GAAP basis is presented in Item 18 Note 34 (k).

/128

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

SPECIFIC TO AXA RE

Covers are specific reinsurance treaties, bought to protect all or a portion of the company’s portfolio against major losses. Depending on the contractual features of each cover treaty, if such losses do not occur over the insured period, a profit commission (or “no-claim bonus”) may be paid to the ceding company. In general, the cost of a cover is accrued (or by extension “earned”) ratably over the treaty period.

Major losses are defined as any event whose net ultimate cost is greater than $50 million (approx. 3% of AXA RE consolidated shareholders’ equity); the Net “ultimate” cost is the result of the claim cost (net of reinsurance) minus the reinstatement premiums (net of reinsurance).

SPECIFIC TO ASSET MANAGEMENT

Net new money: Inflows of client money less outflows of client money. Net new money measures the impact of sales efforts, product attractiveness (mainly dependent on performance and innovation), and the general market trend in investment allocation.

/129

Item 6: Directors, Senior Management and Employees

In 1997, AXA chose an organizational structure with a Supervisory Board and a Management Board. This form of corporate governance, which separates the powers of management from those of supervision, is considered to offer one of the most balanced frameworks governing the exercise of corporate power. In its role of directing and managing AXA, the Management Board is assisted by AXA’s Executive Committee.

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

The general principles of organization, the mode of functioning and the compensation of the Supervisory Board are formalized in a code of internal operating rules and procedures. According to these rules and procedures, the Supervisory Board meets at least five times a year.

At December 31, 2003, the Supervisory Board consisted of 13 members, appointed by the shareholders. Currently, four members of the Supervisory Board are not French nationals.

At the Company’s annual general meeting on April 30, 2003, the shareholders reappointed Messrs Jean-René Fourtou, Jacques Calvet, David Dautresme, Henri Hottinguer, Gérard Mestrallet and Alfred von Oppenheim to the Supervisory Board. In addition, a new member was appointed: Mr. Ezra Suleiman.

Acting on the recommendation of the Selection Committee, the Supervisory Board recommended that the Management Board ask AXA’s shareholders to reappoint Claude Bébéar to the Supervisory Board for an additional four year term at the Company’s annual general meeting on April 21, 2004. The Shareholders adopted this resolution at the Company’s annual general meeting.

As of December 31, 2003, share ownership by current and former Group employees, exceeded 3% of AXA’s total outstanding ordinary shares. Accordingly, the Management Board, with the prior authorization of the Supervisory Board and in accordance with French law, recommended that the Company’s annual general meeting on April 21, 2004 amend the statuts of AXA to enable shareholders to appoint a representative of the Group’s employee shareholders to the Supervisory Board for a four-year term. The Shareholders adopted this resolution and appointed Mr. Jacques Tabourot as the member of the Supervisory Board representing the Group’s employee shareholders for a four year term. Following this appointment, the Supervisory Board consists of 14 members.

Supervisory Board members are selected on the basis of their acknowledged competence, experience, complementary skills and experience, and their ability to supervise a company such as AXA.

Acting on the recommendations of the Selection Committee, the Supervisory Board has reviewed the status of all its members for compliance with the recommendations contained in the Bouton Report on corporate governance in French publicly traded companies and, for members of the Audit Committee, with the provisions of the US Sarbanes Oxley Act.

According to the criteria set forth in the Bouton Report, 9 of the 14 Supervisory Board members are independent: Messrs Thierry Breton, Jacques Calvet, David Dautresme, Anthony Hamilton, Henri Hottinguer, Gérard Mestrallet, Alfred von Oppenheim, Bruno Roger and Ezra Suleiman.

The Supervisory Board is taking all necessary measures to ensure that the members of the Audit Committee will be independent in accordance with the criteria set out in the Sarbanes Oxley Act which take effect from July 31, 2005.

/130

Name	Office	Present principal occupation or employment	First appointment /
(and age)	presently held		term of office

Claude BEBEAR	Chairman of the	Chairman and CEO of Finaxa; Director or member of the Supervisory Board of AXA Financial (United States), BNP Paribas, Vivendi Universal and the AXA Mutuals	April 2004 /
(68)	Supervisory Board		April 2008

Jean-René FOURTOU	Vice-Chairman of the	Chairman and CEO of Vivendi Universal; Chairman of the Supervisory Board of Groupe Canal+, Director of Aventis, AXA Financial (United States) and Cap Gemini	April 1990 /
(64)	Supervisory Board		April 2007

Thierry BRETON	Member of the	Chairman and CEO of France Telecom; Chairman of the Board of Directors of Thomson SA and Orange; Director or member of the Supervisory Board of Thomson, Schneider Electric and Dexia	May 2001 /
(49) (1)	Supervisory Board		May 2005

Jacques CALVET	Member of the	Chairman of the Supervisory Committee of Bazar de l’Hôtel de Ville(BHV); Vice-Chairman of the Supervisory Board of Galeries Lafayette;Vice-Chairman of the Board of Directors of VIVARTE; Director or memberof the Supervisory Board of Société Générale and Société Foncière Lyonnaise	January 1997 /
(72) (1)	Supervisory Board		April 2005

David DAUTRESME	Member of the	Senior advisor of Lazard Frères; Chairman of Montech Expansion (Euris Group); Director or member of the Supervisory Board of Casino, Club Méditerranée and Fimalac; Managing partner of DD Finance	April 1990 /
(70) (1)	Supervisory Board		April 2007

Anthony HAMILTON	Member of the	Chairman of Fox Pitt, Kelton Group Limited (UK); AXA UK Plc (UK) and AXA Equity and Law (UK); Director or member of the Supervisory Board of AXA Financial (United States); Pinault-Printemps-Redoute, Swiss Re Capital Markets Limited (UK), Binley Limited (UK) and CX Reinsurance	January 1996 /
(62) (1)	Supervisory Board		May 2005

Henri HOTTINGUER	Member of the	Chairman and CEO of Sofibus; Chairman of the Supervisory Board of Crédit Suisse Hottinguer et Emba NV (The Netherlands); Vice-Chairman of Gaspee (Switzerland); Chairman of the Board of Hottinguer Capital Corp. (United States); Senior Chief Officer and Director of Financière Hottinguer and d’Intercom; Director of FINAXA, AXA France IARD and AXA France Vie	June 1988 /
(69) (1)	Supervisory Board		April 2007

Henri LACHMANN	Member of the	Chairman and CEO of Schneider Electric; Director or member of the Supervisory Board of FINAXA, Vivendi Universal, Groupe Norbert Dentressangle and the AXA Mutuals	May 1996 /
(65)	Supervisory Board		May 2005

Gérard MESTRALLET	Member of the	Chairman and CEO of Suez; Chairman of Suez-Tractebel (Belgium) and Hisusa (Spain); Vice-Chairman of Sociedad General de Aguas de Barcelona (Spain); Director or member of the Supervisory Board of Compagnie de Saint-Gobain, Crédit Agricole S.A., Taittinger, Pargesa Holding S.A. (Switzerland) and Electrabel (Belgique)	January 1997 /
(55) (1)	Supervisory Board		April 2007

Alfred von	Member of the	Chairman of the Supervisory Board of Banque Sal Oppenheim jr & Cie KgaA (Germany) and Chairman of the Board of Directors of Banque Sal Oppenheim jr. & Cie AG (Switzerland) and Sal. Oppenheim jr. & Cie. Luxembourg S.A.; Member of the Supervisory Board of AXA Konzern AG (Germany)	January 1997 /
OPPENHEIM	Supervisory Board		April 2007
(69) (1)

Michel PEBEREAU	Member of the	Chairman of BNP Paribas; Director or member of the Supervisory Board of Saint Gobain, Total, Lafarge, BNP Paribas UK (United Kingdom) and Dresdner Bank AG Francfort (Germany)	January 1997 /
(62)	Supervisory Board		May 2005

Bruno ROGER	Member of the	Chairman of Lazard Frères (SAS); Director or member of the Supervisory Board of Eurazeo, Compagnie de Saint Gobain, Pinault Printemps Redoute, Cap Gemini Ernst &Young and Sofina (Belgium)	January 1997 /
(70) (1)	Supervisory Board		May 2005

Ezra SULEIMAN	Member of the	Professor of Politics and Chairman of the Committee for European Studies, Princeton University; Associate professor, Institut d’Etudes Politiques, Paris	April 2003 /
(62) (1)	Supervisory Board		April 2007

Jacques TABOUROT	Member of the Supervisory Board and representing the Group’s employee shareholders	Lecturer in Banking and Finance at Panthéon Assas University in Paris	April 2004 /
(58) (1)			April 2008

(1)	Independent according to criteria of Bouton Report. Under the is criteria, members of the Supervisory Board are not considered independent in the event that they are:
	–	executive officers of companies in which AXA has a significant shareholding interest, or
	–	current or former employees of AXA.

131

SUPERVISORY BOARD

Under French law, a Supervisory Board may consist of no less than three and no more than eighteen members. French company law provides, however, that a Supervisory Board may temporarily consist of up to twenty-four members in particular circumstances, such as in the event of a merger, for a period of up to three years. Members of the Company’s Supervisory Board generally are appointed for a four-year term and appoint a Chairman and a Vice-Chairman from among their members. The Chairman calls and presides over the meetings of the Supervisory Board. The members of the Supervisory Board may be removed from office at any time without notice or indemnity by decision of a majority of shareholders present at a duty convened shareholders’ meeting. Pursuant to French company law, any change in the composition of the Management Board or the Supervisory Board caused by the removal, resignation or death of one or more of their members must be disclosed to the public within one month of that change. French company law does not allow for cumulative voting.

The Supervisory Board has an oversight role and is not responsible for day-to day management of the Company which is the responsibility of the Management Board. In accordance with French laws and regulations, specified transactions, such as the sale of real property and the granting of security interets over collateral, or issuing warrants or guarantees must be approved by the Supervisory Board. In addition, according to the Company’s statuts certain decisions of the Management Board, including decisions on capital increases, the establishment of share repurchase programs, significant financing operations, mergers and acquisitions with a value exceeding €500 million, strategic partnership agreements, amendments to the Company’s statuts, and the distribution of dividends are subject to the prior authorization of the Supervisory Board.

Prior to each Supervisory Board meeting, usually eight days in advance, board documentation is sent to members. This documentation includes information on :

  the Group’s operations, as presented in a quarterly report of the Management Board, a press review, and a share price performance report, and reports from committee meetings that have occurred since the prior Supervisory Board meeting.

Along with the agenda, this documentation may also contain information on issues relating to the Group’s operating procedures, consisting either of presentations concerning an operating company’s strategy and priorities, or specific presentations (brand, transversal projects etc.). The Group’s principal executive officers are also invited to attend Board meetings from time to time to present their business area, objectives and results.

Training courses and specific meetings are organised for members of the Supervisory Board as necessary. Certain members of the Supervisory Board have requested and received training in the Group’s various business areas and have attended presentations on certain Group companies. In 2003, Thierry Breton and Ezra Suleiman, in particular, participated in these training sessions.

In 2003, the Supervisory Board met seven times. The overall attendance rate was 86%.

In addition to regular dialogue between members concerning the operations of the Supervisory Board, the Supervisory Board carried out a self-assessment procedure in late 2002 comprising individual interviews and a specially devised questionnaire. The Supervisory Board then analysed the results of the self-review procedure. The results

/132

of the review highlighted the quality of dialogue and debate between Supervisory Board members, the Group’s executive officers and the Management Board. It also highlighted the effectiveness of Supervisory Board meetings and its committee meetings. Some areas for improvement were noted, and these were implemented in 2003, particularly in terms of making the composition of the Supervisory Board younger and more international.

In 2003, the Supervisory Board focused principally on the following issues:

  the conclusions of the self-assessment procedure,
  proposed changes to the Supervisory Board’s internal regulations, the composition of its committees and a review of each member’s independence, the preparation and implementation of succession plans for Management Board members, and the division of duties between these members, accounts and budgets including the various options for closing the Company’s 2002 accounts, the 2002 financial statements, interim financial statements for 2003, Audit Committee and external auditors’ reports on the Company’s financial statements, draft management reports and draft resolutions to be presented at the shareholders’ meeting,
  Group strategy for the next three years,
  the strategy of certain Group companies, particularly AXA Corporate Solutions, the Belgian business and AXA RE, progress in implementing the Group’s transversal projects and the results of the Group cost-cutting program, the Group’s activity, via the Management Board’s quarterly presentation concerning the activities of the Group’s various companies, and work carried out by the Board’s four Committees, discussed below, which is reported to the Supervisory Board by the respective Committee Chairmen. The conclusions of these reports were discussed in Supervisory Board meetings.

SUPERVISORY BOARD COMMITTEES

Since 1990, AXA has established committees of the Supervisory Board which have implemented the corporate governance principles of the Group.

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

Reports on Committee findings are delivered by Committee Chairmen at the ensuing Supervisory Board meeting. The general principles of organization, the conduct and the compensation of each committee are formalized in the Supervisory Board’s code of internal operating rules and procedures.

/133

The Audit Committee was composed of 3 members at December 31, 2003, all of whom will be independent in accordance with the criteria set out in the Sarbanes-Oxley Act: Messrs Jacques Calvet (Chairman), David Dautresme and Alfred von Oppenheim. In early 2004, Messrs Thierry Breton and Gérard Mestrallet, who will also be independent in accordance with the criteria set out in the Sarbanes-Oxley Acts, became members of the Audit Committee.

  The role of the Audit Committee is to examine the Company’s interim and annual financial statements before they are presented to the Supervisory Board, as well as other financial documents of the Company in connection with the accounts for each reporting period.
  The Committee controls the appointment of the Company’s independent auditors and approves the independent auditors’ audit plan, the results of their audits, their recommendations and planned follow-up steps.
  Events that may expose AXA to material risks are referred to the Audit Committee by the Management Board or by the independent auditors.
  The Audit Committee is also informed of accounting practices in force at AXA, and it reviews projected changes in accounting policy or method.
  The Audit Committee also reviews the program and goals of AXA’s Central Audit Department and reviews reports produced by this department or by firms that it may mandate from time to time. The Committee also reviews the goals and plans of subsidiary audit departments. The Committee may, at its discretion, also request that internal and external audits be carried out.
  The Committee alerts the management of AXA and, if it deems necessary, the annual general meeting of AXA’s shareholders on any subject that may have an impact on AXA’s consolidated financial position.
  The Audit Committee may also examine any and all matters it deems appropriate and report to the Supervisory Board.

In addition to internal regulations of the Supervisory Board, the Audit Committee has adopted an audit committee charter, which highlight certain of its duties. In particular, the Audit Committee:

  works with the Management Board and AXA’s Central Audit Department to review the internal audit guidelines and internal audit operations, reviews and approves the annual Group audit plan,
  holds separate meetings with the head of Central Audit Department, controls the appointment of external auditors and is consulted as to subsidiary external auditors, and assesses the independence of external auditors by examining their relationships with the AXA Group and, in particular, by verifying the accuracy and completeness of invoices submitted for audit work.

The principal subjects considered by the Audit Committee in 2003 are indicated below:

  annual and interim financial statements,
  status of the Group audit function,
  review and approval of external auditors’ audit plan,
  reappointment of external auditors,
  implications of the Sarbanes-Oxley Act and recent French legislation (the French New Economic Regulations), and monitoring of certain specific risks.

The Audit Committee held seven meetings in 2003. The overall attendance rate was 70%.

/134

The Finance Committee was composed of the following six members at December 31, 2003, four of whom are independent in accordance with the Bouton criteria: Messrs Claude Bébéar (Chairman), Thierry Breton, Jacques Calvet, Gérard Mestrallet, Alfred von Oppenheim and Michel Pébereau. In early 2004, Henri Lachman replaced Gérard Mestrallet.

The Finance Committee:

  reviews proposed sales of securities, assets or real estate when the sale price exceeds the authority delegated to the Management Board by the Supervisory Board;
  examines all proposed material financial transactions involving AXA that are proposed by the Management Board; and
  examines the broad outlines governing AXA’s asset management policy and, more generally, all issues that pertain to AXA’s investment management policy.

The primary subjects considered by the Finance Committee in 2003 are indicated below:

  AXA’s financial structure,
  AXA’s asset management,
  potential acquisitions and disposals,
  AXA’s risk management analysis, and
  foreign exchange and interest risk hedging.

The Finance Committee held three meetings in 2003. The overall attendance rate was 80%.

The Selection Committee was composed of the following four members at December 31, 2003, two of whom are independent in accordance with the Bouton criteria: Messrs Jean-René Fourtou (Chairman), Gérard Mestrallet, Michel Pébereau, Bruno Roger. In early 2004, Ezra Suleiman became a member.

The Selection Committee:

  formulates proposals for the Supervisory Board with respect to nominations of members for the Supervisory Board and the Management Board, their respective Chairman and Vice Chairman, as well as the members of Supervisory Board Committees and their respective Chairmen; and
  is kept informed of appointments of AXA’s principal executives and officers, and, in particular, of the Executive Officers.

The Selection Committee held two meetings in 2003. The global attendance rate was 67%.

The primary subject considered by the Selection Committee in 2003 was the composition of Supervisory Board members and their independence.

In 2002, the Committee reviewed the Management Board succession plan and decided to propose the implementation of this plan to the Supervisory Board during 2003. The Committee proposed the appointment of Denis Duverne to replace Gérard de La Martinière and Claude Brunet to replace Françoise Colloc’h. The Supervisory Board approved these changes.

/135

In 2003, the Selection Committee used the services of a specialist outside consultant, which helped in its search for new Supervisory Board members according to the previously-determined criteria of age, nationality, sex, cultural background and experience.

The Compensation Committee was composed of the following four members at December 31, 2003, three of whom are independent in accordance with the Bouton criteria: Henri Hottinguer (Chairman), David Dautresme, Jean-René Fourtou, and Anthony Hamilton.

The Compensation Committee:

  recommends to the Supervisory Board compensation levels for the members of the Management Board, the amount of directors fees for Supervisory Board members (which are subject to approval of the Company’s shareholders), as well as proposed grants of AXA stock options (which may be either subscription or purchase options) to members of the Management Board;
  reviews all Management Board recommendations pertaining to the principles and procedures governing the compensation of AXA executives and proposed grants of AXA stock options (which may be either subscription or purchase options) to employees;
  is also informed by the Management Board of compensation levels set by the Boards of Directors of the Company’s subsidiaries.

The Compensation Committee met five times in 2003. The overall attendance rate was 80%.

MANAGEMENT BOARD

The Company’s business is managed by a Management Board (Directoire). The Management Board meets weekly to discuss and act on strategic matters and/or day-to-day management of the Group. It operates on a collegial basis.

On the recommendation of the Selection Committee, on January 15, 2003, the Supervisory Board re-appointed or appointed the following members of the Management Board to new three-year terms:

Name and Age	Principal Occupation or Employment and Principal Outside Directorships

Henri de Castries (49)	Chairman of the Management Board
Claude Brunet (46)	In charge of Transversal Operations and Projects, Human Resources, the AXA
Trademark and Communication
Christopher Condron (56)	In charge of Insurance in the United States and Alliance Capital
Denis Duverne (50)	In charge of Finance, Control, and Strategy
François Pierson (56)	In charge of Insurance in France, Large Risks, Assistance and AXA Canada

Françoise Colloc’h retired at the end of May 2003. Her duties were assumed by Claude Brunet.

Gérard de La Martinière, formerly a member of AXA’s Management Board, was elected Chairman of the Fédération Française des Sociétés d’Assurances (FFSA) on May 13, 2003. His appointment took effect immediately and at this date he resigned from all his functions and mandates within AXA Group. His successor is Denis Duverne.

/136

Under French law, the Management Board of a listed company may be composed of up to seven members that are appointed by the Supervisory Board. Members of the Management Board may be re-appointed without any limitation for additional terms. The Supervisory Board appoints one of the members of the Management Board as Chairman for a period corresponding to his term as member of the Management Board. Any member of the Company’s Management Board may be removed from office by a decision of a majority of AXA’s shareholders present at a duty convened shareholders’ meeting or by a majority vote of the Company’s Supervisory Board. Removal without cause or reason may constitute grounds for a claim for damages. Removal of a member of the Management Board does not automatically result in the termination of that member’s employment contract with AXA. The Chairman of the Management Board may be removed from his position as Chairman (but not from his position as a member of the Management Board) by a vote of the majority of the members of the Supervisory Board, at a valid meeting of the Supervisory Board.

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

The Supervisory Board must appoint one of the members of the Management Board as Chairman. Each Management Board member is assigned responsibility for a specific aspect of Company management.

Currently none of the members of AXA’s Management Board serve as directors of companies outside the AXA Group.

/137

EXECUTIVE OFFICERS

The Executive Committee is the body responsible for discussing and executing the Group’s strategy. Its composition reflects the structure of the Group because the Executive Committee is composed of members of the Management Board and the heads of the operating business units discussed below.

The 15 members of the Executive Committee meet once each quarter in the context of quarterly business reviews (“QBRs”). These QBRs were implemented in 2000 and are designed to:

  examine the performance of the operating business units in a transparent and coherent context: tracking operating activities and the status of various projects in accordance with key performance indicators defined with members of the Management Board, measure the progress of the Group’s transversal projects, and exchange important strategic orientations of the Group.

The table below sets forth, as of April 30, 2004, the names of the Company’s executive officers, their current principal position within the AXA Group and the year of their initial designation as executive officers:

		Executive
Name	Current positions	officer since

Bruce Calvert	Chairman of Alliance Capital (United States)	2001

Michel Pinault*	Head of Institutional Relations	1997

François Pierson	Member of the Management Board, Chief Executive Officer of AXA France,
	Head of Large Risks, Assistance and AXA Canada (Canada)	2001

Nicolas Moreau	Chief Executive Officer of AXA Investment Managers	2003

Claude Brunet	Member of the Management Board in charge of Transversal Operations
	and Projects, Human Resources, Communications and Branding	2001

Christopher Condron	Member of the Management Board, Chief Executive Officer of AXA Financial
	(United States)	2001

Henri de Castries	Chairman of the Management Board	1991

Alfred Bouckaert	Chief Executive Officer of AXA Belgium (Belgium)	1999

Stanley Tulin	Vice Chairman and Chief Financial Officer of AXA Financial (United States)	2000

Philippe Donnet	Chief Executive Officer of AXA Japan (Japan)	2001

Les Owen	Group Chief Executive of AXA Asia Pacific Holdings Australasia and Asia
	(excluding Japan)
	Head of Asia Pacific business unit (excluding Japan)	1999

Claus-Michael Dill	Chairman of the Management Board of AXA Konzern (Germany)	1999

Dennis Holt	Chief Executive Officer of AXA UK (United Kingdom)	2001

Denis Duverne	Member of the Management Board in charge of Finance,
	Control and Strategy	2000

Jean-Raymond Abat	Chief Executive Officer of AXA Seguros (Spain)
	and head of the Mediterranean region	2003

* Until the beginning of 2004, Michel Pinault was Head of the Asia Pacific business unit (excluding Japan).

/138

AXA is organized in nine operating business units with the head of each unit reporting directly to the Management Board and its Chairman. These units are as follows:

Name	Responsibility

Alfred Bouckaert	Benelux
Nicolas Moreau	AXA Investment Managers
Claus Michael Dill	Germany and Eastern Europe
Christopher Condron	United States
Les Owen	Asia / Pacific (excluding Japan)
François Pierson	France and Assistance, Large Risks, Canada
Dennis Holt	United Kingdom and Ireland
Jean-Raymond Abat	Mediterranean Region
Philippe Donnet	Japan

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

/139

EMPLOYEES

The table below sets forth the number of salaried employees of the AXA Group over the past three years broken down by line of business and geographic region:

Salaried Employees	At December 31,	At December 31,	As at January 1,	At December 31,
	2001	2002,	2003 (a)	2003

Insurance	81,908	70,127	67,340	64,939
France (b)	18,540	17,869	17,254	16,168
United States (d)	5,461	5,276	5,024	4,866
Japan (c)	9,201	3,135	3,135	3,047
United Kingdom	12,170	10,868	10,458	10,794
Germany	8,710	8,462	8,174	7,654
Belgium (including AXA Bank Belgium) (e)	5,695	5,381	5,175	4,969
Other countries	16,655	13,685	12,669	11,933
Of which Australia/New Zealand	3,051	2,922	2,828	2,355
Of which The Netherlands (d)	1,770	960	960	905
Of which Spain	2,480	1,900	1,900	1,807
Of which Canada	1,939	1,847	1,847	1,779
Of which Italy	1,306	1,302	1,302	1,277
Of which Portugal	1,327	1,304	1,304	1,250

International insurance	5,476	5,451	5,451	5,508
AXA RE	985	895	812	738
AXA Corporate Solutions Assurance	1,466	1,529	1,469	1,327
AXA Cessions	64	66	66	79
AXA Assistance	2,961	2,961	2,961	3,182
Other transnational activities	0	0	143	182

Asset management	6,679	6,271	6,326	6,241

Alliance Capital	4,505	4,145	4,145	4,078
AXA Investment Managers	2,075	2,126	2,181	2,163
National Mutual Fund Management	99	0	0	0

Other Financial Services	622	836	836	776
(excluding AXA Bank Belgium) (e)

France	264	510	510	476
Germany	358	326	326	300

Services Group	598	711	711	679
AXA Technology and AXA Group Solutions	344	197	2,062	1,949

TOTAL	90,151	78,142	77,275	74,584

Personnel of non-consolidated companies or companies accounted for using the equity method are not included in the above table. Personnel of companies proportionally consolidated are included, pro-rata, in accordance with the percentage of consolidation.

(a)	The personnel at January 1, 2003 are included on a constant structural basis in relation to personnel at December 31, 2002:
	–	disposal of Austrian and Hungarian companies,
	–	acquisition of AXA Epargne Services Entreprise (AXA Investment Managers sub-group),
	–	transfers from AXA Liabilities Managers, an AXA Group subsidiary dedicated on run-off portfolio management. This specific company was created in January 1, 2003. Before, staff was reported under AXA RE (83 p.) and also under AXA Corporate Solutions Assurance (60 p.),
	–	transfers from Belgium, France, United States, Germany, United Kingdom and Australia to AXA Technology.
(b)	Following a portfolio management agreement, a portion of the personnel of 4 AXA’s "Mutuelles" (not in AXA ‘s consolidated financial statements) is included in the France insurance and financial services activities.
(c)	In 2001, Japan salaried employees included respectively 5,947 salaried sales force by mistake.
(d)	As at December 31, 2001, United States salaried employees were under estimated (115 p.) and The Netherlands salaried employees over estimated (669 p.) (in 2001, figures included salaried employees form a brokerage network).
(e)	Employees of AXA Belgium provide services in common for both the insurance activities and the bank activities. Consequently, split is not available.

/140

COMPENSATION

The general principles of AXA’s executive compensation policy have been reviewed and approved by the Compensation Committee of the AXA Supervisory Board. This policy applies to all executive officers of the Company and is adapted to local regulations and practices under the supervision of the Boards of Directors and compensation committees of the Company’s subsidiaries. The effective application of these principles is regularly reviewed by the Compensation Committee of the Supervisory Board.

Executive compensation consists of both a fixed and a variable component. The fixed component is targeted to be within the lower quartile of the market. The variable component is linked to AXA’s global performance, local company performance, and the realisation of the executive’s individual objectives, weighted to reflect the different levels of responsibility.

The variable portion is designed to represent the principal component of the executive’s annual global compensation such that, in the case of successful attainment of the objectives, the compensation levels of AXA executives will be in the upper range of the going market rate.

The fixed remuneration of the Chairman of the Management Board (€500,000) has not changed since his nomination in May 2000. His variable remuneration is calculated on the basis of a predefined target (€2,000,000) and includes three components :

  Group results (earnings per share and underlying earnings);
  The performance of the AXA share compared to its competitors; and
  Individual performance assessed by the Compensation Committee based on specific objectives set at the beginning of the year.

The variable remuneration amounts awarded to the Chairman of the Management Board demonstrate the variability of these remuneration component and reflect the impact of the crisis in the sector over the past three years:

  Variable remuneration for the year 2000: €1,381,373 paid in 2001
  Variable remuneration for the year 2001: € 635,817 paid in 2002
  Variable remuneration for the year 2002: €1,353,487 paid in 2003
  Variable remuneration for the year 2003: €1,742,108 paid in 2004.

For other members of the Management Board, four elements are considered :

  Group results (earnings per share and underlying earnings).
  The performance of the AXA share compared to its competitors.
  The performance of the business unit or functional area they are responsible for, measured against objectives set at the beginning of the year, and
  Individual performance assessed against specific objectives set at the beginning of the year.

When target variable remuneration levels are set (remuneration obtained for achieved performance), the part linked to Group results is more important for members of the Management Board than for other members of the Executive Committee. Performance hurdles (floor and ceiling) are set to ensure true variability of the remuneration.

/141

The following table sets forth:

  Gross compensation paid for services rendered in 2003 (column e), including fixed compensation paid in 2003 (column a); variable compensation paid in 2004 for services rendered in 2003 (including expatriation allowances payable in 2004) (column b); director’s fees paid in 2003 (column c); and benefits in kind for the year ended 2003 (column d); and
  Gross compensation paid during 2003 (column g), including fixed compensation paid in 2003 (column a); variable compensation earned in 2002 and paid in 2003 (column f) (including expatriation allowances paid in 2003) (column f); director’s fees paid in 2003 (column c); and benefits in kind for services rendered in 2003 (column d); and
  Gross compensation paid in 2002, i.e. fixed compensation paid in 2002, the variable component earned in 2001 and paid in 2002 (including expatriation allowances paid in 2003), any directors’ fees paid in 2002 and benefits in kind for the year 2002.

The presentation in the table below also permits a comparison of the variable compensation amounts paid for services rendered in 2003 versus amounts paid for services rendered in 2002.

	Fixed	Variable	Directors’	Benefit	Total	Variable	Total	Variable	Total
	component	component	fees	in kind	compensation	component	compensation	component	component
	for 2003 paid	in 2003 (€)	paid in	2003	paid in respect	paid	paid	paid	paid in
	in 2003 (€)		2003 (€	) (€)	of 2003 (€)	in 2003 (€)	in 2003 (€)	in 2002 (€)	2002 (€)
	(a)	(b)	(c)	(d)	(e) = (a)+(b)+(c)+(d)	(f)	(g) = (a)+(f)+(c)+(d)

Members of the
Management Board

H. de Castries (France)	500,000	1,807,898	175,969	4,150	2,488,017	1,419,277	2,099,396	719,967	1,329,146
C. Brunet (France)[1]	320,000	762,839	53,895	3,331	1,140,064	498,695	875,920	237,560	518,345
D. Duverne (France)[2]	320,000	814,688	40,242	4,150	1,179,080	539,015	903,407	272,604	584,571
C. Condron
(United States)[3]	852,804	4,420,000	0	327,279	5,600,083	3,359,200	4,539,283	4,240,000	5,510,233
F. Pierson (France)	375,000	814,878	163,121	14,687	1,367,686	746,856	1,299,664	368,930	810,654

Members of the
Executive Committee

J.R. Abat (Spain) 4 5	196,717	428,200	17,973	23,757	666,647	302,385	540,832	172,594	417,182
A. Bouckaert (Belgium)	450,000	515,880	127,852	2,276	1,096,008	293,776	873,904	162,950	708,433
B. Calvert
(United States)[6]	252,452	0	0	0	252,452	0	252,452	3,094,000	3,385,500
C.M. Dill (Germany)	550,000	938,604	91,918	19,838	1,600,361	650,992	1,312,748	390,000	929,702
P. Donnet (Japan)[7]	288,754	625,884	16,422	196,896	1,127,957	393,022	895,095	218,907	578,086
D. Holt
(United Kingdom)	570,938	647,280	0	27,817	1,246,034	570,938	1,169,692	477,000	1,084,121
N. Moreau (France)[8]	288,120	781,214	91,666	3,330	1,164,330	500,380	883,496	417,306	717,874
L. Owen (Australia)[9]	696,000	870,000	0	237,320	1,803,320	657,891	1,591,211	789,469	1,473,568
M. Pinault (France)	220,000	399,520	0	3,331	622,851	270,480	493,811	311,525	535,173
S. Tulin
(United States)[10]	639,603	3,315,000	0	119,211	4,073,814	2,519,400	3,278,214	3,180,000	4,048,789

TOTAL	6,520,388	17,141,885	779,058	987,371	25,428,702	12,722,307	21,009,123	15,052,813	22,631,377

(1)	C. Brunet was appointed member of the Management Board on February 26, 2003.
(2)	D. Duverne was appointed member of the Management Board on February 26, 2003.
(3)	C. Condron opted for the deferred payment of 25% of the fixed and variable components of his compensation. The amounts indicated reflects the full amount of this compensation.
(4)	J.R. Abat was appointed member of the Executive Committee on February 26, 2003.
(5)	Compensation and benefits paid to J.R. Abat include benefits paid in respect of his expatriate status in Spain.
(6)	B.Calvert’s variable remuneration is paid during the year to which it relates.
(7)	Compensation and benefits paid to P. Donnet include benefits paid in respect of his expatriate status in Japan.
(8)	N. Moreau was appointed member of the Executive Committee on February 26, 2003.
(9)	Compensation and benefits paid to L. Owen include benefits paid in respect of his expatriate status in Australia.
(10)	S. Tulin opted for the deferred payment of 25% of the variable components of his compensation. The amounts indicated reflects the full amount of his compensation.

/142

Due to the different tax systems in various countries where the Company’s executive officers are located, the comparison of compensation is difficult. For example, the following is a list of the marginal tax rates in the noted countries: Germany: 47.47% (including Church tax); Australia: 47%; Belgium: 53.50%; the United States: 42.63% and 39.74% (respectively, for New York and Philadelphia); Spain: 45%; France: 58.09%, including an additional 10% for social taxes; and the United Kingdom: 40%.

The amount of directors’ fees to be paid is determined by the shareholders in accordance with the Company’s statuts and paid by the Supervisory Board as follows:

  half of the amount of directors’ fees is distributed evenly among the members of the Supervisory Board as the fixed component, a portion of the remainder is distributed among the members of the Supervisory Board in proportion to their actual attendance at meetings of the Supervisory Board, and the remainder is allocated by the Supervisory Board to the various specialized Committees and distributed among their members in proportion to actual attendance at Committee meetings.

In light of the importance of their role, the proportion fees paid to the members of the Audit Committee has been increased.

In 2003, based on 2002 membership and attendance, the Company paid €660,000 gross (€621,959.95 net) in directors’ fees to the 14 members of the Supervisory Board.

The following table shows the Directors’ fees relating to 2003 and paid to Supervisory Board members:

	Directors’ fees	Directors’ fees
Name	paid in 2004	paid in 2003
(and age)	for 2003 (in Euro)	for 2002 (in Euro)

Claude BEBEAR (68)	75,464.53	82,641.30
Jean-René FOURTOU (64)	82,832.95	58,163.04
Thierry BRETON (49)	30,363.84	33,581.52
Jacques CALVET (72)	80,679.63	83,320.65
David DAUTRESME (70)	58,609.46	44,320.65
Anthony HAMILTON (62)	34,012.97	30,581.52
Henri HOTTINGUER (69)	64,714.72	56,230.65
Henri LACHMANN (65)	30,363.84	29,320.65
Gérard MESTRALLET (55)	36,469.11	34,842.39
Alfred von OPPENHEIM (69)	46,258.58	51,103.26
Michel PEBEREAU (62)	40,118.23	36,581.52
Bruno ROGER (70)	37,662.09	47,320.65
Ezra SULEIMAN (62)	19,400.46	–

/143

SHARE OWNERSHIP INFORMATION

The following table presents the ordinary shares of AXA, AXA ADRs and ordinary shares of Finaxa owned by the members of AXA’s Management Board.

Shares owned by current Management Board Members at December 31, 2003 (a):

	Number of shares owned as of December 31, 2003
	(excluding AXA Actionnariat mutual funds) (1)
	AXA shares	AXA ADR	FINAXA shares

Henri de Castries (Chairman)	74,500	–	62,262
Claude Brunet	808	–	–
Christopher Condron	–	319,561	–
Denis Duverne	24,872	–	–
François Pierson	8,000	–	–

(a)	Excludes interests in AXA Actionnariat, an employee investment plan investing in AXA ordinary shares in which certain members of the Management Board participate, and shares subject to options, which are set forth below.

The following table presents the ordinary shares of AXA and AXA ADRs owned by the members of AXA’s Supervisory Board at December 31, 2003:

AXA Shares owned by Supervisory Board Members at December 31, 2003 (a):

Claude Bébéar	588,306
Jean-René Fourtou	6,876
Thierry Breton	3,500
Jacques Calvet	6,135
David Dautresme	26,800
Alfred von Oppenheim	40,000
Anthony Hamilton	4,436
Henri Hottinguer	58,996
Ezra Suleiman	632
Henri Lachmann	7,060
Gérard Mestrallet	2,825
Michel Pébereau	4,200
Bruno Roger	11,236

(a) Excludes interests in AXA Actionnariat and options on AXA Ordinary shares or AXA ADRs held by certain Supervisory Board Members.

No member of the Company’s Supervisory Board, Management Board or executive officer of the Company beneficially owned one percent or more of the Company’s total outstanding ordinary shares at April 30, 2004.

/144

STOCK OPTIONS

For many years, AXA has promoted a stock option program for its management and employees aimed at providing them with a competitive compensation package and also as a means of linking them more closely with the Group and aligning their interests with those of the Group and its performance. The Supervisory Board gives its prior authorization, within the global cap approved by the shareholders’ meeting, to implement subscription or purchase options programs.

To date, AXA has decided to grant subscription options for AXA shares, with the exception of options granted to employees of its US affiliate, AXA Financial, which are purchase options for AXA ADRs granted under a separate plan maintained by AXA Financial.

Stock options have a 10-year life, are granted at fair market value with no discount and are progressively exercisable, in general by thirds between 2 and 4 years from the date granted.

Annual grants generally occur during the first quarter of the year. In 2003, grants were made 10 trading days after the publication of annual financial statements, i.e. on March 14, 2003. As from 2004, grants will be made 20 trading days after the publication of annual financial statements. In the United States, options may be granted during the year to newly hired or newly promoted employees or when performance measures justifying options grants are available after the first quarter of the year.

Options pools allocated to each business unit are essentially based on their contribution to the Group results during the previous year.

Individual options grants are determined by the following criteria:

- criticality of the job	=>	role
- criticality of the individual in the job	=>	retention
- criticality of the individual in the future	=>	potential
- quality of the individual contribution	=>	performance

Individual options grants are approved by the Management Board, with the exception of grants for the members of the Management Board which are approved by the Supervisory Board, based on the Remuneration Committee’s recommendation.

In 2003, AXA stock options were granted as follows:

  10,879,297 subscription options at a price of €10.96 granted to 1,950 employees outside the US, representing 0.6% of the share capital, and
  9,236,901 ADR purchase options granted by AXA Financial at an average price of $12.62 to 1,150 employees in the US, representing 0.5% of the share capital.

As of December 31, 2003, 3,079 AXA employees outside the US and 6,532 employees in the US (taking into account AXA Financial all-employee stock option grant in 2001) had been granted stock options.

/145

51,977,531 AXA subscription options and 40,949,179 ADR purchase options, representing in total 5.2% of AXA’s share capital, are outstanding as of February 29, 2004.

The table below sets forth information on stock options held by the Company’s executive officers including members of the Management Board at December 31, 2003. or additional information on share options including options granted by AXA Financial on AXA ADRs, please see note 31 to the consolidated financial statements included in Item 18 of this annual report.

OPTIONS HELD BY EXECUTIVE OFFICERS

Beneficiaries
Members of the Management Board	AXA	AXA ADR (1)	MOFIPAR (2)	FINAXA

H. de CASTRIES (Chairman)	4,015,600	284,796	0	110,000
C. BRUNET	597,973	0	0	0
C. CONDRON (United States)		2,560,625
D. DUVERNE	1,352,156	158,220	20,000	0
F. PIERSON	1,223,780	0	0	0
Members of the Executive Committee
JR. ABAT (Spain)	337,271	0	0	0
A. BOUCKAERT (Belgium)	543,569	0	0	0
B. CALVERT (United States)	20,389	0	0	0
C.M. DILL (Germany)	483,271	0	0	0
P. DONNET	551,988	0	0	0
D. HOLT (United Kingdom)	396,973	0	0	0
N. MOREAU (3)	320,008	0	50,000	0
L. OWEN (Australia)	394,140	0	0	0
M. PINAULT	525,509	0	0	0
S. TULIN (United States)	131,960	2,327,713	0	0

(1)	As part of AXA’s buyout of minority interests in AXA Financial, the outstanding options on AXA Financial common shares were converted into AXA ADRs on January 2, 2001.
(2)	An unlisted subsidiary of the AXA Group.
(3)	Also holds 7,562 stock options in AXA Investment Managers, an unlisted company.

/146

PERFORMANCE UNITS

As from 2004, the stock option program will be partially replaced by a performance unit program. Performance units are intended to:

  Reward and retain the best talent by linking them to both the intrinsic performance of the AXA Group, and their business unit, and to the performance of the AXA share over the medium term (3 to 5 years).
  Reduce shareholders’ dilution by granting smaller volumes of stock options.

The grant criteria for performance units are the same as for stock options. The principle of performance units is as follows:

  Each beneficiary is initially granted a certain number of performance units, which will be used to calculate the number of performance units that will be definitely earned after a 3-year period, provided the beneficiary is still an employee of the AXA Group at that date.
  During each of the 3 years, a fraction representing 1/3 of the performance units initially granted is subject to performance criteria measuring both the AXA Group performance and the beneficiary’s business unit performance, based on pre-determined targets.
  The achievement rate of performance targets determines the number of performance units actually granted to the beneficiary, which may vary between 0% and 130% of the number of performance units at stake each year.
  At the end of the 3-year period, performance units actually granted each year become definitely earned by the beneficiary, provided the beneficiary is still an employee of the Group at that date.
  The value of each performance unit corresponds to the average opening price of the AXA share during the 20 trading days preceding the end of the 3-year period.
  The total amount corresponding to the value of all performance units definitely earned by a beneficiary is paid as a remuneration.
  If the number of performance units definitely earned is 1,000 or more, the beneficiary receives only 70% of the total value in order to pay social contributions and income tax based on 100%, and 30% of the performance units are reinvested into AXA shares which are locked up for a further minimum 2-year period, in order to develop employees stock ownership and align employees and shareholders’ interests.

The amounts corresponding to performance units are charged to expenses each year under the variable accounting method, but do not create any dilution for shareholders since there are no newly issued shares.

/147

TABLE OF OPTIONS GRANTED AND EXERCISED DURING 2003 BY MANAGEMENT BOARD MEMBERS

The table below sets both information on stock options granted as exercised by Management Board members during 2003 :

		AXA STOCK OPTIONS					AXA ADR OPTIONS
	OPTIONS			OPTIONS		OPTIONS			OPTIONS
	GRANTED			EXERCISED		GRANTED			EXERCISED

			Price after
		Exercise	adjustments				Exercice	Price
	Number	date	(in euros)	Number	Price	Number	date	(USD)	Number	Price
Members of the
Management Board:
H. DE CASTRIES
(Chairman)	904,496	03/14/13	10.96
C. BRUNET	276,374	03/14/13	10.96
Ch. CONDRON
(United States)						866.017	03/14/13	12.58
D. DUVERNE	376,873	03/14/13	10.96
F. PIERSON	452,248	03/03/13	10.96

The table below sets forth information on stock options granted or exercised by beneficiaries (other than the Management Board) who received or exercised the highest number of options during 2003:

Stocks options granted or exercised by beneficiaries
(other than the Management Board) who received or	Number of options	Weighted
exercised the highest number of options during 2003	granted or exercised	average price

Stock options granted during the year to the 10 employees
who received the highest number of options	1, 564,114	€10.96
Stock options exercised during the year by the 10 employees
who exercised the highest number of options	273, 080	€9.52

/148

Item 7: Major Shareholders and Related Party Transactions

Major Shareholders

The table below sets forth at February 29, 2004 all persons known by the Company to own, directly or indirectly, more than 5% of the Company’s outstanding ordinary shares.

Identity of person or Group	Shares	Percent of Class	Percent of Voting Power

Mutuelles AXA as a Group
(directly and indirectly through FINAXA)	358,662,568	20.17%	32.05%
FINAXA (directly and indirectly)	309,759,452	17.42%	27.65%

The following diagram sets forth the ownership structure of the Company at February 29, 2004 (numbers in parenthesis represent the percentage of total voting power held while numbers not in parenthesis represent the percentage of total outstanding shares held):

OWNERSHIP STRUCTURE AT FEBRUARY 29, 2004

(a) Directly and indirectly.

/149

FINAXA is a holding company which is listed on the ParisBourse. The ordinary shares of FINAXA not owned by the Mutuelles AXA or BNP Paribas are publicly traded. Each of the Mutuelles AXA is party to an agreement pursuant to which it has granted to the other Mutuelles AXA a right of first refusal to acquire its shares in FINAXA.

Over the past three years, the direct and indirect percentage ownership of the Mutuelles AXA in the Company has decreased slightly from 20.6% at December 31, 2001 to 20.2% at December 31, 2003. Over the same period, the direct and indirect percentage ownership of FINAXA in the Company has also decreased slightly from 17.8% at December 31, 2001 to 17.4% at December 31, 2003. The following table shows the break down of the Company’s ordinary share capital over the past three years:

Ownership of AXA Ordinary Shares	31/12/2003	31/12/2002	31/12/2001

• Mutuelles AXA (as a Group, shares held directly and indirectly)	20.2%	20.5%	20.6%
– Held directly	2.8%	2.8%	2.8%
– Held indirectly through FINAXA and ANF	17.4%	17.7%	17.8%
• Treasury shares	1.6%	1.7%	1.7%
• Publicly-held (including shares held by employees)	78.2%	77.8%	77.7%

TOTAL	100.0%	100.0%	100.0%

The ordinary shares of the Company held directly or indirectly by the Mutuelles AXA and FINAXA are entitled to double voting rights under the Company’s statuts because those shares have been held in registered form for the requisite period. For more information on double voting rights, see “Item 10 – Additional Information – Certain rights of AXA Shareholders – Voting Rights ” included elsewhere in this annual report.

As of December 31, 2003, to the best of the Company’s knowledge based on the information available to it, the Company had approximately:

  9,751 total registered holders of its ordinary shares (i.e. holding in nominative form); and
  62,301,955 ADSs outstanding, representing approximately 3.5% of the outstanding ordinary shares, held by 23,730 registered holders.

Substantially all of the AXA ADSs were held by U.S. residents. As of December 31, 2003 to the best of the Company’s knowledge based on the information available to it, approximately 13% of the Company’s total outstanding ordinary shares were held by U.S. residents.

To the best of the Company’s knowledge based on the information available to it, there are no existing arrangements that may at a future date result in a change of control of the Company.

Relationship with the Mutuelles AXA

The Mutuelles AXA are three mutual insurance companies engaged in the life & savings insurance business and property & casualty insurance business in France: AXA Assurances IARD Mutuelle, AXA Assurances Vie Mutuelle and AXA Courtage Assurance Mutuelle. The Mutuelles AXA do not have shares outstanding and the business of each Mutuelle is supervised by a board of directors elected by delegates representing policy-holders. As of February 29, 2004, the Mutuelles AXA, acting as a group, owned, directly and indirectly through intermediate holding companies (including FINAXA), approximately 20.17% of the Company’s outstanding ordinary shares representing approximately 32.05% of the total voting power.

/150

The Mutuelles AXA are parties to agreements pursuant to which they have stated their intention to collectively exercise majority control over FINAXA. These agreements affirm the intention of the Mutuelles AXA to utilize the synergies between the Mutuelles AXA and the Company’s insurance subsidiaries to enhance their competitiveness while maintaining their separate identities. As part of these agreements, the Mutuelles AXA have also established a strategy committee (comité de coordination stratégique) composed of various members appointed by the boards of directors of the Mutuelles AXA. The strategy committee elects a chairman from among its members who, at present, is Claude Bébéar, who is also Chairman of the Company’s Supervisory Board. The strategy committee is generally consulted on all significant matters relating to FINAXA. Under these agreements, each of the Mutuelles AXA has also granted a right of first refusal to the other Mutuelles AXA in the event of any sale or other disposition of shares of FINAXA (or subscription or other rights or options relating thereto) and agreed not to purchase additional shares of FINAXA without the prior consent of the strategy committee.

The Mutuelles AXA are engaged directly in the Life & Savings business and the Property & Casualty businesses in France. These insurance businesses, which are the Mutuelles AXA’s only significant operating business activities, generated gross premiums of €1,428 million in 2003. The insurance businesses of the Mutuelles AXA and the insurance businesses of the Company’s French insurance subsidiaries use similar distribution channels and are managed as single businesses, subject to legal and management arrangements established to maintain the legal distinctions between their respective businesses. While the Company and each of the Mutuelles AXA has its own board of directors (or similar corporate governance structure), they have in common certain members of management and certain members of the Company’s management and/or Supervisory Board also hold directorships and/or management positions in the Mutuelles AXA. The Mutuelles AXA, which have no employees, also use employees of the Company’s French insurance subsidiaries pursuant to management agreements between the Mutuelles and those subsidiaries. There are no agreements between the Mutuelles AXA and the Company’s insurance subsidiaries that restrict in any way their ability to compete with one another.

Most of the costs and expenses of operating the Life & Savings business and the Property & Casualty business in the Company’s French insurance subsidiaries (other than commissions) are shared by these subsidiaries and the Mutuelles AXA and allocated among them through Groupements d’Intérêt Economique or GIEs. GIEs are partnerships that perform various common services for their members and allocate associated costs and expenses. These costs and expenses currently are allocated on the basis of actual use of the specific service, to the extent practicable. The manner of managing these insurance businesses or allocating these costs and expenses may change in the future. The Property & Casualty insurance business generated in France by insurance brokers is underwritten through a coinsurance arrangement between AXA France IARD, a Property & Casualty insurance subsidiary of the Company and AXA Courtage Assurance Mutuelle, one of the Mutuelles AXA engaged in the Property & Casualty business.

Agreement with BNP Paribas

On September 12, 2001, AXA and BNP Paribas entered into an agreement (the “BNP Agreement”) which provides for maintaining a certain level of cross-shareholding between the parties and facilitating the potential disposition of BNP Paribas’ investment in FINAXA. Specifically, the BNP Agreement provides that AXA will hold a minimum number of shares in BNP Paribas which on July 27, 2001 represented an approximately 4.9% ownership interest in BNP Paribas and that BNP Paribas will hold a minimum number of shares in FINAXA which on July 27, 2001 represented an approximately 22.25% ownership interest in FINAXA. Additionally, the BNP Agreement grants both BNP Paribas and the Company a right of first refusal to acquire the other party’s equity investment (not including any shares held in excess of the minimum amount) during a one-year period following any termination of the agreement. Further, each

/151

party has an option to repurchase the ownership interests of the other party if there is a change in control of the other party. The BNP Agreement is valid for a period of three years commencing from its execution date, and is automatically renewed thereafter for additional three-year periods. However, either party may terminate the agreement early if it gives the other party notice at least three months prior to the expiration of the current three-year period. This agreement was filed with and made public by the Conseil des Marchés Financiers on September 28, 2001. See Note 29 in Item 18 of this Annual Report for additional information on this agreement.

Employee Shareholders

The AXA Group offers its employees the opportunity to become shareholders through a special equity issue reserved for them. By virtue of the authorization granted by the shareholders at the annual meeting on May 3, 2002, the Management Board increased share capital, as provided for by French Ordinance of October 21, 1986, in two offerings, through the issue of shares to employees of the Group under the Shareplan 2003 program.

In the countries that met the legal and tax requirements, two investment options were proposed in 2003:

  the traditional plan, available in 29 countries, and
  the leverage plan offered in 29 countries (28 in 2002).

The Shareplan 2003 program was carried out in two phases:

  phase I (July 2003): employees in France were given the opportunity to invest their profit-sharing and bonuses in the employee Shareplan, and phase II (December 2003): all Group employees were given the opportunity to invest in the employee shareplan through voluntary contributions.

More than 120 Group companies in 29 countries took part in Shareplan 2003, and participating employees invested a total of €190 million (down 26% compared with the €255 million invested in 2002) as follows:

– €31 million in the traditional plan (versus €41 million in 2002), and
– €159 million in the investment leverage plan (versus €214 million in 2002).

A total of 15,130,822 new AXA ordinary shares were issued, each with a par value of 2.29 euros. These shares began earning dividends on January 1, 2003.

As of February 29, 2004, AXA employees owned either directly or through employee mutual fund, approximately 4.73% of the Group’s ordinary shares representing approximately 5.16% of the voting rights.

Other Transactions

For information concerning related party transactions, please see note 29 “ Related Party Transactions ” to the consolidated financial statements included in Item 18 of this annual report.

For information concerning certain relationships and related party transactions involving Alliance Capital, see Item 13 of Alliance Capital’s Form 10-K for the year ended December 31, 2003 on file with the SEC (SEC file no. 001-09818).

/152

Item 8: Financial Information

Legal Proceedings

Please see note 28 “Litigation” to the consolidated financial statements for the year ended December 31, 2003 included as Item 18 in this annual report.

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

Item 9: The offer and listing

Markets and Market Prices for AXA Securities

MARKET FOR AXA ORDINARY SHARES

The principal trading market for the Company’s ordinary shares is the premier marché of the ParisBourse. The ParisBourse was created as a result of the merger of the Paris, Brussels and Amsterdam Stock Exchanges on October 27, 2000 and is a self-regulatory organization responsible for supervision of trading in listed securities in France. The Company’s ordinary shares are also quoted on the Stock Exchange Automatic Quotations International System (SEAQ International). The AXA ADSs and ADRs are listed on the NYSE.

/153

The table below sets forth, for the periods indicated, the reported high and low closing prices in Euro for the Company’s ordinary shares on the ParisBourse:

	Price Per AXA Ordinary Share

Calendar Period	High (€)	Low (€)

1999[1]	36.75	25.02
2000[1]	43.87	30.37

2001
First quarter[1]	38.95	27.82
Second quarter[1]	35.69	29.65
Third quarter	35.00	17.35
Fourth quarter	28.30	20.63
Annual	38.95	17.35

2002
First quarter	26.02	19.60
Second quarter	25.60	16.63
Third quarter	18.16	9.45
Fourth quarter	16.21	10.00
Annual	26.02	9.45

2003
First quarter	14.00	8.93
Second quarter	14.40	10.73
Third quarter	16.90	12.99
Fourth quarter	16.99	14.69
Annual	16.99	8.93

2003 and 2004
November 2003	16.80	15.46
December 2003	16.99	16.34
January 2004	19.12	17.32
February 2004	18.93	17.82
March 2004	18.72	16.33
April 2004	18.44	17.57

(1)	At the annual general meeting of shareholders of the Company held on May 9, 2001, the Company’s shareholders approved a 4-for-1 stock split of the Company’s outstanding ordinary shares. Immediately following this stock split, which became effective on May 16, 2001, the parity between the Company’s ordinary share and the ADS was changed from one ADS representing one-half of an ordinary share to one ADS representing one ordinary share. The high and low closing prices are adjusted to reflect the 4-for-1 split of AXA’s outstanding ordinary shares effective May 16, 2001.

/154

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

/155

Trading in the listed securities of an issuer may be suspended by the ParisBourse if quoted prices exceed certain price limits defined by regulations of the Autorité des Marchés Financiers, the self-regulatory organization that has general regulatory authority over the French stock exchanges and whose members include representatives of French stockbrokers. In particular, if the quoted price of a continu A security varies by more than 10% from the previous day’s closing price, trading may be suspended for up to 15 minutes. Further suspensions for up to 15 minutes are also possible if the price again varies by more than 5%. The Paris Bourse may also suspend trading of a listed security in certain other limited circumstances, including, for example, the occurrence of unusual trading activity in the security.

TRADING ON THE NEW YORK STOCK EXCHANGE

The Bank of New York serves as depositary with respect to the Company’s ADSs traded on the NYSE. Following the change in parity between the AXA ordinary share and the ADS effective May 16, 2001, each ADS represents the right to receive one ordinary share.

The table below sets forth, for the periods indicated, the reported high and low closing prices in U.S. dollars for the Company’s ADSs on the NYSE:

	Price Per AXA ADS

Calendar Period	High ($)	Low ($)

1999[1]	40.12	26.87

2000[1]	40.31	29.84

2001
First quarter[1]	37.37	26.62
Second quarter[1]	31.29	26.50
Third quarter	30.65	15.95
Fourth quarter	24.76	19.06
Annual	37.37	15.95

2002
First quarter	22.92	17.06
Second quarter	25.60	16.93
Third quarter	17.70	9.39
Fourth quarter	15.85	9.65
Annual	22.92	9.39

2003
First quarter	14.95	10.32
Second quarter	17.14	12.09
Third quarter	19.20	15.52
Fourth quarter	21.47	17.42
Annual	21.47	10.32

2003 and 2004
November 2003	19.31	18.24
December 2003	21.47	19.57
January 2004	23.94	21.70
February 2004	23.89	22.36
March 2004	23.18	19.92
April 2004	22.21	20.51

(1)	High and low closing prices are adjusted to reflect the 4-for-1 split of AXA’s outstanding ordinary shares and the change in parity between the AXA ordinary share and the ADS effective May 16, 2001.

We cannot assure you of the market price of the Company’s ordinary shares or ADSs. We urge you to obtain current market quotations for these securities.

/156

Item 10: Additional Information

Memorandum and Articles of Association

The Company is a holding company organized under the laws of The Republic of France as a Société Anonyme (a form of limited liability company), with a Supervisory Board and a Management Board. The Company’s principal office is located at 25, avenue Matignon, 75008 Paris, France and AXA is registered under the number: 572 093 920 in the Paris Trade and Company Register. References to “AXA” in this Item 10 are references to the Company, unless otherwise indicated.

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

CERTAIN DUTIES AND POWERS OF DIRECTORS

Under French law, agreements between the Company and a member of the Management or Supervisory Board must be communicated to the Chairman of the Supervisory Board, and a list of all such agreements, together with a description of the purpose thereof, must be transmitted to the other members of the Supervisory Board and the Company’s statutory auditors and must be put each year at the disposal of the Company’s shareholders no less than 15 days before the annual shareholders’ meeting. The same applies to any agreement (i) in which a member of the Management or Supervisory Board has an indirect personal interest, (ii) entered into between the Company and entities that are wholly owned by, or in unlimited partnership with, any members of the Supervisory or Management Board, or in which the members of the Management or Supervisory Board are directors or officers or sit on their Management or Supervisory Board, and (iii) entered into between the Company and any of its 10% or greater shareholders or any company controlling such shareholder. In addition, any agreement as described above is subject to the prior approval of the Supervisory Board if it is not entered into on an arm’s length basis and in the ordinary course of business (as defined by French company law) and may be declared void if it is not submitted to the Supervisory Board for approval and is proven to be detrimental to the Company. Additionally, the Company’s statutory auditors must be made aware of any such agreement within one month of its execution and must submit a report to shareholders, who then must approve the agreement at their next meeting. If the agreement is not approved by the shareholders, it will remain enforceable by third parties against the Company, but the Company may hold the interested member of the Management or Supervisory Board liable for any damages it suffers as a result of such agreement.

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

/157

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

The Management Board must also obtain the prior authorization of the Supervisory Board to issue any guarantee whenever the aggregate amount of all outstanding guarantees issued by AXA from time to time exceeds a specified global amount (currently two billion Euros). Authorizations thus granted to the Management Board must be reexamined each year when the annual financial statements of the Company are reviewed. In addition the Management Board must obtain the authorization of the Supervisory Board prior to engaging in certain types of transactions including, without limitation, (i) the sale of real estate or all or part of the shares, securities or other interest, in any entity whenever any such sale exceeds 500 million Euros per transaction, (ii) the acquisition of assets whenever any such acquisition exceeds 500 million Euros per transaction, (iii) the entry by AXA into any strategic partnership agreements, (iv) financing transactions that are likely to substantially alter the financial structure of AXA, or (iv) the issuance of instruments giving direct or indirect access to the equity capital of AXA. The approvals or prior authorizations granted to the Management Board under article 12-3 of AXA’s statuts must be listed in the minutes of the meetings of the Supervisory Board and of the Management Board.

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

/158

Description of AXA’S Capital Stock

AXA ORDINARY SHARES

As of March 31, 2004, there were 1,778,103,135 ordinary shares outstanding, each with nominal value of Euro 2.29. All these ordinary shares were fully paid and non assessable.

CHANGES IN SHARE CAPITAL

Pursuant to the statuts of AXA and French law, the share capital of AXA may be increased only with the approval of two thirds of the shareholders at an extraordinary general meeting following a recommendation of the Management Board and after a prior authorization of the Supervisory Board. Increases in AXA’ s share capital may be effected by the issuance of additional ordinary shares which may be effected:

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

The share capital of AXA may be decreased only with the approval of the shareholders at an extraordinary general meeting. The share capital may be reduced by reducing the number of outstanding ordinary shares. The conditions under which the capital may be decreased will vary depending upon whether or not the reduction is attributable to losses incurred by AXA. Under French law, all holders of shares of the same class must be treated equally. If the reduction is not attributable to losses incurred by AXA, each shareholder will be offered an opportunity to participate in the share capital reduction, except in the case of a share repurchase program. The number of outstanding ordinary shares may be reduced, either by an exchange of ordinary shares or by the repurchase and cancellation by AXA of its ordinary shares. If, as a consequence of losses, the net assets (capitaux propres) of AXA are reduced below one half of its share capital, the Management Board must, within four months from the approval of the accounts showing this loss, convene an extraordinary general meeting of shareholders in order to decide whether AXA should be dissolved before the end of its statutory term (2059). If the dissolution is not declared, the share capital must be reduced, subject to the legal provisions concerning the minimum capital of sociétés anonymes, by an amount at least

/159

equal to the losses which could not be charged against reserves if, by the end of the second fiscal year following the fiscal year during which the accounts showing the losses have been approved, the net assets of the Company have not been restored up to an amount at least equal to one-half of the share capital.

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
(2)	to provide shares to its employees under a profit-sharing plan, or stock option plan; or
(3)	to acquire up to 10% of its share capital, provided its shares are listed on a regulated market (e.g., the premier marché of the Paris Stock Exchange [“Euronext Paris”]). To acquire its shares for this purpose, AXA must first file a note d’information that has received the visa of the Autorité des Marchés Financiers (the “AMF”), which is the French stock exchange authority since the Commission des Opérations de Bourse and the Conseil des Marchés Financiers merged into a single authority pursuant to a bill dated 1st August 2003 (“loi de Sécurité financière”), and obtain its shareholders’ approval at an ordinary general meeting. That approval remains valid for a period of no more than 18 months from the date of the general shareholders’ meeting granting the approval.

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

After making a purchase of its own shares, AXA must file monthly reports with the AMF that contain specified information about subsequent transactions. The AMF makes this information publicly available.

DIVIDENDS

AXA may distribute dividends to its shareholders from net income in each fiscal year after deductions for depreciation and provisions, as increased or reduced by any profit or loss carried forward from prior years, and as reduced by the legal reserve fund allocation described below. These distributions are also subject to the requirements of French company law and the statuts of AXA.

/160

Under French company law, AXA must allocate 5% of its net income in each fiscal year, after reduction for losses carried forward from previous years, if any, to a legal reserve fund until the amount in that fund equals 10% of the nominal amount of its share capital. The legal reserve is distributable only upon AXA ‘s liquidation.

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

Under AXA ‘s statuts, at an ordinary annual general meeting, the shareholders may authorize the Management Board to grant an option to each shareholder to receive dividends in either cash or additional Shares.

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

Any owner of ordinary shares of AXA may elect to have its ordinary shares held in registered form and registered in its name in an account currently maintained by BNP-Paribas for and on behalf of AXA or held in bearer form and recorded in its name in an account maintained by an accredited financial intermediary, such as a French broker, bank or other authorized financial institution. Any shareholder may, at its expense, change from one form of holding to the other. Both methods are operated through Euroclear France (which we refer to in this annual report as “EUROCLEAR”), an organization which maintains share and other securities accounts of French publicly quoted companies and a central depositary system through which transfers of shares and other securities in French publicly quoted companies between accredited financial intermediaries are recorded.

/161

In the case of ordinary shares in bearer form, the ordinary shares will be held on their holder’s behalf by the accredited financial intermediary and will be recorded in an account maintained by the accredited financial intermediary with EUROCLEAR. That account is separate from the AXA share account. Each accredited financial intermediary will maintain a record of ordinary shares held through it and may issue certificates of registration with respect to these shares. If this alternative is adopted, the ordinary shares are referred to as being in bearer form, although no bearer document of title is issued by or on behalf of AXA with respect to them. Ordinary shares held in bearer form may only be transferred through accredited financial intermediaries.

However, in the special case of ordinary shares held in bearer form by a beneficial owner who is not a resident of France, EUROCLEAR may agree to issue, upon request by AXA, a bearer depository receipt (certificat représentatif) with respect to such ordinary shares for use only outside France. In this case, the name of the holder is deleted from the accredited financial intermediary’s books. Title to the ordinary shares represented by a bearer depository receipt will pass upon delivery of the relevant receipt outside France.

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

REQUIREMENTS FOR HOLDINGS EXCEEDING SPECIFIED PERCENTAGES

French company law provides that any person or entity that, directly or indirectly, acting alone or in concert with other shareholders, becomes the owner of more than 5%, 10%, 20%, 33 1/3%, 50% or 66 2/3% of the outstanding share capital or voting rights of AXA (including through ADSs), or whose holding falls below any of these levels, must notify AXA and the AMF within five trading days of exceeding or falling below the relevant level.

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

/162

French company law imposes additional reporting requirements on persons who, acting alone or in concert with others, acquire more than 10% or 20% of the outstanding shares or voting rights in AXA. These persons must file with the AMF and AXA a report disclosing their intentions for the 12-month period following the acquisition. The report must provide information as to whether the acquirer intends to continue purchasing shares, acquire control of AXA or seek nomination to the Management or Supervisory Board. This report must be filed within ten trading days of the date either of these thresholds has been crossed. The AMF makes the notice public and the person or persons who have acquired the voting rights must publish a press release in a financial newspaper having national circulation in France. Upon any change of intention, the acquirer must file a new report.

In order to permit holders of ordinary shares to give the notices required by law and the statuts of AXA, AXA is obligated to publish in the Bulletin des Annonces Légales Obligatoires («BALO») not later than fifteen calendar days after AXA’s annual ordinary general meeting of shareholders, information with respect to the total number of voting rights outstanding as of the date of the meeting. In addition, if the number of outstanding voting rights changes by 5% or more, AXA is required to publish in the BALO, within fifteen calendar days of a change, the number of voting rights outstanding and provide the AMF with a written notice. In order to facilitate compliance with the notification requirements, a holder of ADSs may deliver any such notification to the depositary with respect to ordinary shares represented by ADSs and the depositary will, as soon as practicable, forward the notification to AXA and the AMF.

A holder of ordinary shares, including, for purposes of this paragraph, a holder of ADSs, who fails to comply with the disclosure requirements under French company law set forth in the above paragraphs, will not be permitted, in accordance with, and subject to limitations provided under French company law and the deposit agreement, to exercise voting rights with respect to any ordinary shares exceeding the above referenced thresholds to the extent ownership of these ordinary shares was not properly disclosed to AXA and to the AMF, until the end of a two year period following the date on which the holder complies with these disclosure requirements. In case of violation of the notification requirements provided for under AXA’ s statuts, the voting limitations described above will apply if one or more shareholders holding 5% or more of the share capital request their implementation and if their demand is registered in the minutes of the relevant shareholders general meeting. In addition, in both cases, a French commercial court may in specified circumstances, upon the request of AXA’ s Management Board, any holder of AXA ordinary shares or the AMF, eliminate all or part of the voting rights (and not only with respect to the shares in excess of the relevant threshold) of the relevant holder for a period not to exceed five years. Furthermore, the violation of the notification requirements described above is treated as a criminal offence by French company law and holders of ordinary shares or, whenever these holders are legal entities, their legal representatives who fail to comply therewith are liable to a fine of 18,000 Euros.

Under the French applicable stock market regulations, and subject to limited exemptions granted by the AMF, any person or persons acting in concert acquiring one-third or more of the share capital or voting rights of AXA must immediately notify the AMF and initiate a public tender offer for the balance of AXA ‘s outstanding share capital. The tender offer must also cover all securities issued by AXA that are convertible into or exchangeable for equity securities.

Pursuant to its statuts, AXA may obtain from EUROCLEAR, at AXA ‘s own cost, at any time and according to the provisions of French company law, any information relating to the identity of the holders of ordinary shares and other equity-linked securities with the right to vote in general meetings of shareholders as well as the number of ordinary

/163

shares or other equity-linked securities held by any of them. Whenever these holders are not resident of France and hold such ordinary shares and other equity-linked securities through accredited financial intermediaries, AXA may obtain from these accredited financial intermediaries (through Euroclear France), at AXA’ s own cost, at any time and according to the provisions of French company law, any information relating to the identity of these holders. Holders who fail to comply with AXA’ s request for information will not be permitted, in accordance with, and subject to limitations provided under French company law, to exercise voting rights with respect to any such ordinary shares or other equitylinked securities and to receive dividends pertaining thereto (if any) until the date on which these holders comply with AXA’ s request for information.

LIQUIDATION RIGHTS

If AXA is liquidated, the assets remaining after it pays its debts, liquidation expenses and all of its remaining obligations will first be used to repay its Shares up to the amount of its stated capital. After these payments have been made, the shareholders of AXA will receive any surplus in proportion of their shareholdings.

CONVERTIBLE/EXCHANGEABLE BONDS

For information on convertible/exchangeable bonds and notes issued by the Company, see footnote 14 «Mezzanine Capital» to the consolidated financial statements included in this annual report as Item 18.

DESCRIPTION OF AXA’S AMERICAN DEPOSITARY SHARES

The following is a summary of certain provisions of an amended and restated deposit agreement, dated April 27, 2001, pursuant to which the AXA ADRs are issued (referred to herein as the «deposit agreement») and a summary of certain applicable provisions of French law. The deposit agreement is among AXA, The Bank of New York, as depositary, and the holders from time to time of ADRs. This summary describes the material terms and conditions of the deposit agreement but does not purport to be complete and is qualified in its entirety by reference to the deposit agreement, which has been filed as an exhibit to the Company’s registration statement on Form F-6 filed with the SEC on April 18, 2001 (registration number 333-13376). Additional copies of the deposit agreement are available for inspection at the Corporate Trust Office of the depositary in New York and at the principal Paris office of the custodian, currently BNP Paribas, or any of their successors.

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

/164

The depositary will hold all deposited AXA ordinary shares in bearer form unless the holder of an ADR:

  certifies that it is a registered holder who is holding its ADR as the beneficial owner and not on behalf of, or for the benefit of, another person (which we refer to in this description as an «Eligible Owner») and requests the depositary to hold the number of deposited AXA ordinary shares represented by its ADSs in registered form.

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

Upon surrender of an ADR at the Corporate Trust Office for the purpose of withdrawal of the Deposited Securities represented by that ADR, and upon payment of the fees and charges provided in the deposit agreement and subject to the other provisions of the deposit agreement, the Deposited Securities and the statuts of AXA, the holder of the ADR is entitled to the delivery to it, or upon its order, of the Deposited Securities at such time represented by the ADSs evidenced by such ADR. For certain limitations on the withdrawal of AXA ordinary shares, see “Transfer of American Depositary Receipts” below. Such delivery will, as regards AXA ordinary shares, be made to an account designated by that holder:

/165

  in AXA’ s share register currently maintained by BNP-Paribas in the case of AXA ordinary shares in registered form, or in an account maintained by an accredited financial intermediary in the case of AXA ordinary shares in bearer form.

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

The depositary will also set dollar limits with respect to pre-release transactions to be entered into with any particular pre-releasee on a case-by-case basis as the depositary deems appropriate. For purposes of enabling the depositary to fulfill its obligations to holders of ADRs under the deposit agreement, the collateral referred to in the preceding paragraph shall be held by the depositary as security for the performance of the pre-release’s obligations to the depositary in connection with a pre-release transaction, including the pre-release’s obligation to deliver AXA ordinary shares or ADRs upon termination of a pre-release transaction.

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

/166

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

DIVIDENDS, OTHER DISTRIBUTIONS AND RIGHTS

Subject to any restrictions imposed by applicable law, regulations or permits, the depositary is required to convert or cause to be converted all cash dividends and other cash distributions received by it on the Deposited Securities into U.S. dollars, to the extent that in the depositary’s reasonable judgment these cash dividends or cash distributions can be converted on a reasonable basis into U.S. dollars and transferred to the United States, and to distribute as promptly as practicable in the amount received, less any reasonable and customary expenses incurred by the depositary in connection with conversion, to the ADR holders entitled to the relevant amounts in proportion to the number of ADSs held by them. The amount distributed will be reduced by any amounts required to be withheld by AXA or the depositary on account of taxes or other governmental charges. See «Taxation» below for further information.

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

/167

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

/168

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

The depositary will use reasonable efforts to follow the procedures established by the French tax authorities to enable eligible U.S. holders and beneficial owners of ADRs to quality for a reduced withholding tax rate of 15% if available at the time dividends are paid, to recover any excess French withholding taxes withheld or deducted with respect to dividends and other distributions of AXA to these holders and beneficial owners of ADRs, to receive any payment in respect of the avoir fiscal for which these holders and beneficial owners may be eligible from the French tax authorities and to receive a refund of any précompte paid to the French Treasury by AXA. Upon request of any U.S. registered holder of ADRs, the depositary will provide a copy of Form RF 1A EU no. 5052 or Form RF 1A EU no. 5053, as applicable, or such other form as may be promulgated from time to time by the French tax authorities for that purpose, together with instructions to these holders and beneficial owners. The depositary shall promptly arrange for the filing with the French tax authorities of all the forms completed by U.S. beneficial owners of ADRs and returned in sufficient time so that these forms may be filed by December 31 of the year following the calendar year in which the related dividend is paid. For more information, please see “Taxation-Ownership of AXA Ordinary Shares and ADRs-French Taxation”.

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

/169

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

/170

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

REPORTS AND OTHER COMMUNICATIONS TO HOLDERS OF ADSs

AXA will furnish to the depositary annual reports in English containing audited consolidated financial information, semiannual reports in English containing unaudited interim consolidated financial information and English versions or copies or summaries in English of notices of shareholders’ meetings and other reports and communications that are made generally available by AXA to its shareholders. The depositary will mail, publish or otherwise make available these annual and semi-annual reports and notices of shareholders’ meetings and, at the written request of AXA, any other reports and communications or summaries thereof to holders of ADRs upon receipt from AXA. AXA is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements.

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

/171

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

/172

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

/173

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

/174

Board may offer existing holders of shares a non-transferable priority right to subscribe to the new securities issued during a limited period of time. Preferential subscription rights, if not previously waived, are transferable during the subscription period relating to a particular offering and may be quoted on the Euronext Paris.

ACTION BY WRITTEN CONSENT OF SHAREHOLDERS

French company law does not allow shareholder action by written consent, in lieu of a shareholder meeting, in the case of AXA. Shareholders may vote at a meeting, however, by means of remote transmission (such as the Internet) and/or videoconference under certain conditions provided for by French law and subject to the approval of the Management Board.

ANNUAL AND SPECIAL SHAREHOLDERS’ MEETINGS

Two types of shareholders’ meetings exist under French company law, ordinary and extraordinary. AXA’s statuts provides that an annual ordinary general meeting of shareholders must be convened by the Management Board or the Supervisory Board within six months of the end of each fiscal year to approve AXA’s corporate and consolidated annual accounts, as provided by French law. The Management Board or the Supervisory Board may convene other ordinary general meetings at any time of year. AXA ‘s statuts further provides that an extraordinary general meeting of shareholders may be convened at any time of year. Generally, under French company law and AXA’s statuts, mergers, increases and decreases in share capital, the creation of new classes of shares, the issuance of investment certificates or notes convertible or exchangeable into shares, the contribution of a substantial part of the Company’s assets, the transformation and/or the liquidation of the Company require a prior vote of shareholders at an extraordinary general meeting.

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

French law allows the statuts to require, that in order to have the right to attend or be represented at a general meeting of shareholders and vote, a holder of registered ordinary shares of AXA must have its Shares registered in its name in a share account maintained by or on behalf of AXA at least five days prior to the date of the meeting. The AXA statuts further provides that the Management Board may waive or reduce this five-day period in the interest of all shareholders.

/175

Shareholders have the right to attend and vote at shareholders’ meetings either personally, by proxy or, under certain conditions provided for by French law, through an accredited financial intermediary acting as their nominee.

Generally, only actions set forth in a meeting’s agenda may be taken at a shareholders’ meeting. Shareholders may, however, dismiss members of the Supervisory Board even if this matter was not included on the agenda. Additional resolutions may be submitted for shareholder approval at a meeting by the Management Board if made within 10 days of the publication of the preliminary notice in the BALO by:

  one or several shareholders holding 5% of AXA’s ordinary shares; or
  a duly qualified association of shareholders who have held their shares in registered form for at least two years and who hold shares representing 1% of the Company’s outstanding voting power.

Before a meeting of shareholders, any shareholder may submit by registered mail questions to the Management Board relating to the agenda for the meeting. The Management Board must respond to these questions.

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

In addition, the French applicable stock market regulations require any person or persons acting in concert acquiring one third or more of the share capital or voting rights of AXA to initiate a public tender offer for the balance of its share capital. The tender offer must also cover all securities issued by AXA that are convertible into or exchangeable for equity securities. For provisions of French company law and AXA ‘s statuts imposing notification

/176

and disclosure requirements on holders whose AXA shareholding exceeds specified thresholds see “Description of Capital Stock of AXA-Form, Holding and Transfer of Securities”.

SHAREHOLDER VOTES ON CERTAIN REORGANIZATIONS

Under French company law, the vote of holders of a two-thirds majority of the votes of the shareholders attending or represented at the general meeting is necessary to approve a merger or certain consolidations. The vote must be cast at an extraordinary general meeting of shareholders.

Under French company law, the vote of the shareholders of a surviving corporation to a merger at an extraordinary general meeting is also needed. There is no need of convening a general meeting of shareholders in a case of a merger of a wholly-owned subsidiary with its parent company.

RIGHTS OF INSPECTION

French company law provides that any shareholders may inspect the financial statements, resolutions proposed at general meetings, minutes of general meetings, the list of the members of the Management and Supervisory Boards, the reports of the Management and Supervisory Boards, the statutory auditors’ reports, information concerning candidates for the Supervisory Board and certain of its other books and records during the Company’s usual business hours at its registered office. Only documents relating to the last three fiscal years are required to be made available to shareholders.

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

AVAILABLE FINANCIAL INFORMATION

In addition to financial information required to be published in France, AXA is required to file with the SEC its annual report on Form 20-F, which contains AXA’ s consolidated annual financial statements prepared in accordance with French GAAP together with a reconciliation to U.S. GAAP. In addition, AXA files with the SEC periodic reports on Form 6-K.

MODIFICATION OF SHAREHOLDER RIGHTS

Under French law, the shareholders generally have the power to amend the statuts. Such an amendment requires the approval of two thirds of the shareholders attending or represented at an extraordinary shareholders’ meeting.

Generally, shareholders holding one third of the voting power of AXA’ s outstanding ordinary shares would constitute a quorum at an extraordinary shareholders meeting. However, pursuant to French law, no such extraordinary shareholders’ meetings may decide (i) to increase the liability of the shareholders towards the Company or a third party; or (ii) to undermine the individual rights vested in each shareholder (such as voting rights, right to distributable profits of the Company when allocated as dividends, right to sell one’s shares, right to sue the Company).

/177

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

Under current French company law and AXA’s statuts, there are no general limitations on the right of nonresident or non-French persons to own or, where applicable, vote the AXA ordinary shares, whether held in the form of Shares or ADSs. However, both European Union and non-European Union residents must file a déclaration administrative or administrative notice, with French authorities in connection with the acquisition of a controlling interest in any French company. Under existing administrative foreign direct investment regulations and administrative rulings, ownership by non-residents of France of more than 33.33% of a listed company’s share capital or voting rights is regarded as a controlling interest, but a lower percentage might be held to be a controlling interest in certain circumstances. The factors that will be taken into account in making that determination include the existence of:

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

Furthermore, any such transaction allowing such person, or group of persons acting in concert, to hold AXA ordinary shares representing in aggregate in excess of 5% of AXA ‘s voting power requires that person to provide prior notice to the French Ministry of the Economy.

No prior authorization is required for such a transaction entered into by a person, or group of persons acting in concert, who is a resident of a member state of the European Economic Area, although that person, or group of persons, is required to provide the French Ministry of the Economy with notice upon completion of the transaction.

/178

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

This summary is not a complete description of all of the tax consequences of the ownership or disposition of AXA ordinary shares or ADRs representing ADSs. It is based on the current tax laws of France and the United States, including the United States Internal Revenue Code of 1986, as amended (which we refer to in this annual report as the “Code”), its legislative history, temporary, existing and proposed Treasury Regulations, Internal Revenue Service rulings and judicial opinions as well as the Convention between the United States and The Republic of France for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital dated August 31, 1994 (which we refer to in this annual report as the “Treaty”), all as in effect on the date of this annual report and all subject to change, possibly with retroactive effect. In particular, the following discussion does not take into account any changes to the French tax law provisions relating to the précompte and the avoir fiscal. The French Government has recently amended the rules relating to the avoir fiscal. Under these amendments, the avoir fiscal granted to shareholders who are not individuals was reduced from 15% to 10% for the avoir fiscal used or refunded as from the 1st of January 2003. For a discussion of the avoir fiscal and the précompte see “French Taxation-Taxation of Dividends-Avoir Fiscal”. No further details on these changes are available as of the date of this annual report although the French Government has announced its intention to abolish the avoir fiscal in the near future. Your individual circumstances may affect the tax consequences of the ownership or disposition of AXA ordinary shares or ADRs representing ADSs, and your particular facts or circumstances are not considered in the discussion below.

/179

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

/180

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

TAXATION OF DIVIDENDS - “AVOIR FISCAL” AND “PRECOMPTE”

The Finance Act for 2004 (loi de finances pour 2004) provides for the repeal of the avoir fiscal and précompte mechanisms as described below. At the date of this annual report, the French tax authorities have not yet issued any guidelines commenting on the repeal of those mechanisms or the new tax regime applicable to distributions and their consequences for non-French residents. The tax treatment of distributions made to non-French residents, as described in this summary, is therefore subject to confirmation by the French tax authorities.

In addition, it should be highlighted that since a French administrative instruction dated December 14, 2001 from the French Treasury, no distribution of cash or ordinary shares by a French corporation to its shareholders will be treated as dividend by the French Treasury and, accordingly, none of these shareholders will be eligible for the avoir fiscal in respect of such distribution, if such distribution is not approved by the annual general shareholders’ meeting which approves the annual accounts or in the event of advance payments of dividend (acomptes sur dividende) already made in accordance with French law.

Only distributions approved by the annual general shareholders’ meeting which approves the annual accounts may give rise, as the case may be, to a payment of the précompte. The précompte means an equalization tax payable by a French corporation in respect of any amounts distributed as a dividend by AXA out of profits which:

  have not been subject to French corporate income tax at the standard corporate income tax rate, or were earned and taxed more than five years before the distribution.

The précompte is paid at the time of such a dividend distribution and is generally equal to 50% of the net dividend distributed.

Under French law, including the provisions of the Finance Act for 2004 (loi de finances pour 2004) :

  French individual residents are entitled to a tax credit, known as the avoir fiscal, equal to 50% of the dividend paid in cash or in the form of shares by a French corporation before January 1, 2005, but dividend distributions made as from that date shall carry no avoir fiscal, subject to certain holding requirements, certain French corporations holding a 5% or more controlling interest (participation) in the distributing company are entitled to an avoir fiscal equal to 50% of the dividend, but will not be able to credit any such avoir fiscal against their French tax liability or to obtain any refund thereof as from January 1, 2005, other French residents are entitled to an avoir fiscal equal to 10% of the dividend (plus an additional payment equal to 80% of any précompte actually paid in cash by the distributing corporation), but will not be able to credit any such avoir fiscal against their French tax liability or to obtain any refund thereof as from January 1, 2005.

/181

Under French law, shareholders who are not resident in France are not eligible for the avoir fiscal. Under the Treaty, an Eligible U.S. Holder who receives dividends paid by a French company (such as AXA) that, if received by a resident of France, would entitle such Eligible U.S. Holder to the avoir fiscal is generally entitled to a payment from the French Treasury that is the equivalent of the avoir fiscal. That payment is made by the French Treasury not earlier than the January 15th following the close of the calendar year in which the related dividend is paid, and only after receipt by the French tax administration of a claim for that payment in accordance with the procedures described below. However, the following are certain limitations to the availability of the avoir fiscal under the Treaty:

  the avoir fiscal is generally only granted if the Eligible U.S. Holder is subject to U.S. Federal income tax on both the dividend and the avoir fiscal, a partnership or a trust (other than a pension trust, a real estate investment trust or a real estate mortgage investment conduit) in its capacity as an Eligible U.S. Holder is entitled to the avoir fiscal only to the extent that its partners, beneficiaries or grantors, as applicable, are themselves Eligible U.S. Holders (other than a regulated investment company) and are themselves subject to U.S. Federal income tax on their respective shares of both the dividend and the avoir fiscal, the Eligible U.S. Holder, where required by the French tax administration, must show that he or she is the beneficial owner of the dividends received from AXA and that the holding of the AXA ordinary shares or ADRs does not have as one of its principal purposes the purpose of allowing another person to take advantage of the grant of the avoir fiscal under the Treaty, and if the Eligible U.S. Holder is a regulated investment company, it should not own, directly or indirectly, 10% or more of the capital of AXA. This rule only applies if less than 20% of the shares of the regulated investment company should be beneficially owned by persons who are neither citizens nor residents of the United States under the Treaty.

Under the Treaty, any payment of the avoir fiscal to Eligible US Holders is subject to the 15% dividend withholding tax.

In addition, under the Treaty, an Eligible U.S. Holder that is not entitled to the avoir fiscal generally may obtain from the French tax authorities a refund of any précompte paid by AXA with respect to the dividends distributed if he or she is the beneficial owner of those dividends. Pursuant to the Treaty, the amount of the précompte refunded to Eligible U.S. Holders is reduced by the 15% French withholding tax applicable to dividends and the partial avoir fiscal, if any. An Eligible U.S. Holder is only entitled to a refund of the précompte actually paid in cash by AXA and is not entitled to a refund of the précompte paid by AXA by offsetting French and/or foreign tax credits. It should be noted that the French tax authorities consider that the précompte paid in respect of dividends distributed from the long-term capital gains reserve cannot be refunded (D. adm. 4 K 1122, nos. 8-9).

However, the Finance Act for 2004 (loi de finances pour 2004) provides that any distributions made as from January 1, 2005 will not trigger the payment of any précompte. As a consequence of the above:

  U.S. Eligible individual Holders should be entitled under the Treaty to a payment from the French tax authorities equal to the avoir fiscal or, as the case may be, the refund of the précompte (less, in each case, a 15% withholding tax) in respect of dividends that AXA may pay before January 1, 2005. However, they should not be entitled to any such payment or refund in respect of dividends that AXA may pay as from that day, and
  U.S. Eligible non – individual Holders should not be entitled to the refund of the avoir fiscal in respect of dividends that AXA may pay in 2004, since, under French administrative practices, the avoir fiscal refund would not be payable before January 15, 2005 and the Finance Act for 2004 (loi de finances pour 2004) terminates any payment of avoir fiscal to persons other than Individuals after January 1, 2005. However, they should be entitled under the Treaty to

/182

a refund of the précompte, if any, (less a 15% withholding tax) in respect of dividends that AXA may pay in 2004, but they will not be entitled to any such refund in respect of dividends that AXA may pay from January 1, 2005.

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

An Eligible U.S. Holder entitled to the avoir fiscal who wishes to obtain a reduced withholding rate at source must:

  complete and have certified by the U.S. financial institution that is in charge of the administration of the AXA ordinary shares or ADRs of that Eligible U.S. Holder, and file with AXA or the French person in charge of the payment of dividends on the AXA ordinary shares (such as he French paying agent in the case of AXA ordinary shares), or with the depositary (in the case of AXA ADRs), a French form RF1 A EU n° 5052, entitled “Application for Refund”, before the date of payment of the relevant dividend. An Eligible U.S. Holder that is a regulated investment company must also be identified as such on a list provided annually by the U.S. Internal Revenue Service to the French tax administration. However, if an Eligible U.S. Holder is not able to complete, have certified and file the Application for Refund before the date of payment of the dividend, that Eligible U.S. Holder may still benefit from the Treaty if the U.S. financial institution that is in charge of the administration of that holder’s AXA ordinary shares or ADRs provides AXA or the French paying agent in the case of AXA ordinary shares, or the depositary in the case of AXA ADRs, with certain information with respect to that Eligible U.S. Holder and his or her holding of AXA ordinary shares or ADRs before the dateof payment of the relevant dividend. Whichever procedure is followed, the avoir fiscal is not paid by the French Treasury earlier than January 15th following the close of the calendar year in which the relevant dividend is paid.

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

/183

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

/184

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

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR U.S. HOLDERS: TAXATION OF DIVIDENDS

For U.S. Federal income tax purposes, the gross amount of a distribution by AXA to U.S. Holders, including any amounts of French tax withheld, will be treated as dividend income to the extent paid out of AXA’s current or accumulated earnings and profits, as determined for U.S. Federal income tax purposes. If a U.S. Holder has the option to receive a distribution either in cash or in the form of AXA ordinary shares, and such U.S. Holder chooses to receive AXA ordinary shares (a “Stock Distribution”), such U.S. Holder will be treated for purposes of the preceding sentence as having received a distribution to the extent of the fair market value of these AXA ordinary shares. The gross amount of any related avoir fiscal or précompte payment also will be treated as dividend income. That dividend income will not be eligible for the dividend received deduction generally allowed to corporations under Section 243 of the Code. To the extent that an amount received by a U.S. Holder exceeds the U.S. Holder’s allocable share of AXA’s current and accumulated earnings and profits, the excess will be applied first to reduce the Holder’s basis in his or her AXA ordinary shares or ADRs, and then, any remaining excess would constitute gain from the deemed sale or exchange of his or her AXA ordinary shares or ADRs. See «Tax on Sale or Exchange of AXA Ordinary Shares or ADRs» below.

/185

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

As discussed above, payments of dividends, the avoir fiscal, the partial avoir fiscal and the refund of the précompte to a U.S. Holder will be subject to French withholding tax. For U.S. Federal income tax purposes, a U.S. Holder may generally elect to treat these French withholding taxes as either a deduction from gross income or a credit against the U.S. Federal income tax liability of that U.S. Holder. The maximum foreign tax credit allowable generally is equal to the U.S. Holder’s U.S. Federal income tax liability for the taxable year multiplied by a fraction, the numerator of which is the U.S. Holder’s taxable income from sources without the United States and the denominator of which is the U.S. Holder’s taxable income from all sources for the taxable year. That foreign tax credit limitation is applied separately to different «baskets» of income. For purposes of applying the foreign tax credit limitation, dividends are generally included in the “passive income” basket or, if received by certain holders and certain other conditions are met, the “financial services income” basket.

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

/186

BACKUP WITH HOLDING AND INFORMATION REPORTING

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

/187

STATEMENT ON CORPORATE GOVERNANCE AS REQUIRED BY SECTION 303A-11 OF THE NEW YORK STOCK EXCHANGE’S LISTED COMPANY MANUAL

The following is a brief explanation of the principal ways in which our corporate governance practices differ from the New York Stock Exchange corporate governance rules applicable to U.S. domestic companies listed on the NYSE.

AXA is incorporated under the laws of France and the principal trading market for AXA’s ordinary shares is the Paris Bourse. AXA’s American Depositary Shares (ADSs) are listed on the New York Stock Exchange (NYSE) and trade in the form of American Depositary Receipts (ADRs), each of which represent one AXA ordinary share. For additional information on the markets and market prices for AXA’s ordinary shares and ADSs as well as for information generally on AXA’s ordinary shares, ADSs and ADRs please see Items 9 and 10 of this annual report.

Many of the corporate governance rules in the NYSE Listed Company Manual (the “NYSE Governance Rules”) do not apply to AXA as a “foreign private issuer”, however, Rule 303A.11 requires foreign private issuers to describe significant differences between their corporate governance standards and the corporate governance standards applicable to U.S. companies listed on the NYSE. While management believes that AXA’s corporate governance practices are similar in many respects to those of U.S. companies listed on the NYSE and provide investors with protections that are comparable in many respect to those envisioned by the NYSE Governance Rules, there are certain important differences described below.

AXA’s corporate governance principles and practices reflect applicable laws and regulations in France as well those in the United States, including applicable provisions of the Sarbanes-Oxley Act of 2002 (“Sarbanes”). Please see Items 6 of this annual report for detailed information on AXA’s current corporate governance structure, including the composition and responsibilities of AXA’s Supervisory Board, the various Supervisory Board committees that have been established and AXA’s Management Board. In addition to complying with all applicable laws and regulations concerning corporate governance, AXA’s governance principles and practices and its financial communications also take into account various “best practices” that have developed in recent years in the French, broader European, and U.S. markets. While these best practices are often not mandatory for AXA from a technical point of view, management believes that many of them have become (or will develop into) de facto market standards for large international companies such as AXA as they provide shareholders and financial markets with an important measure of transparency. Management also believes that these best practices help facilitate effective and transparent interaction and dialogue between AXA’s Supervisory Board and Management Board.

AXA has a dual board structure, consisting of a Supervisory Board elected by the shareholders and a Management Board appointed by the Supervisory Board. This dual governance structure provides a balanced framework governing the exercise of corporate power separating the powers of management (exercised by the Management Board) from those of supervision (exercised by the Supervisory Board). Unlike the Board of Directors of a U.S. company which often includes executive (i.e. “inside”) directors, under French law the AXA’s Supervisory Board may not include any members executive management or other employees subject only to a limited exception that permits shareholders to elect an employee representative to the Supervisory Board under certain circumstances1. The Supervisory Board evaluates the independence of its members using various criteria including, among others, the recommendations set forth in various French reports on corporate governance published by the Association Française des Entreprises Privées (AFEP) and the Mouvement des Entreprises de France (MEDEF) (i.e. the Bouton Report as well as the Vienot I and Vienot II reports), as well as the standards set forth in Sarbanes for assessing independence of Audit Committee members. We believe that these criteria for independence are generally consistent those of the NYSE Governance Rules (i.e. an independent director may have no material financial or other relationship with an issuer that would give rise to an actual or perceived conflict of interest); however, the specific tests of “independence” differ on certain points.

(1)	Under French law, in cases where the employees, as a group, collectively hold more than 3% of a company’s outstanding ordinary shares the company is required to present one or more “employee-representative” candidates for election to its Supervisory Board. This “employee-representative” represents the interest of the employee shareholders. At their Annual Shareholders Meeting on April 21, 2004, AXA’s shareholders elected one “employee-representative” to AXA’s Supervisory Board in accordance with the requirements of French law.

/188

Under French law, the committees of our Supervisory Board are advisory in nature and have no independent or delegated decision making authority. This is different than in a U.S. company listed on the NYSE where, for example, the NYSE Governance Rules require that certain Board committees be vested with decision-making powers on certain matters (e.g. nominating or audit committees). Under French law, ultimate decision making authority rests with the Supervisory Board and board committees are charged with examining matters within their scope of their charter and making recommendations on these matters to the Supervisory Board. In addition, under French law the decision as to appointment of a company’s outside auditors belongs to the company’s shareholders and must be made by the shareholders at their annual general meeting upon recommendation of the Supervisory Board. This is different than in the case of a U.S. company listed on the NYSE where the NYSE Governance Rules require this decision to be made by the Audit Committee of the Board. In light of the NYSE Governance Rules and the requirements of Sarbanes, however, AXA’s Supervisory Board has approved an Audit Committee Charter providing that the Audit Committee is responsible, to the extent permitted by French law, for the appointment, compensation, retention and oversight of AXA’s outside auditors and for making all recommendations to the Supervisory Board with respect to these matters. Finally, unlike U.S. listed companies which are required to have only a single outside auditor, French law requires French listed companies, like AXA, to have two statutory auditors. In this respect, the requirements and spirit of French law are consistent with the overriding goal of the NYSE Governance Rules (i.e. the audit of a listed company’s accounts must be conducted by auditors independent from company management).

With respect to approval of employee benefit plans, the NYSE Governance Rules require shareholder approval of all equity compensation plans and material revisions to such plans. The definition of “equity compensation plans” covers plans that provide for the grant to employees or directors of either newly issued securities or treasury securities. Under French law, AXA’s shareholders must approve the aggregate number of ordinary shares that may be issued by AXA in connection with any stock option or similar equity based compensation plan that involves issuance of new shares by AXA. This shareholder approval is required regardless of whether the plan is for top management only or for employees generally. Under French law, however, shareholders are not required to approve the all specific terms of such plans or amendments to them. In addition to this specific requirement for stock option and similar equity based compensation plans, French law requires AXA’s shareholders to approve other increases of share capital generally.

With respect to related party transactions, French law requires the Supervisory Board to approve a broadly-defined range of transactions that could potentially create conflicts-of-interest between AXA, on the one hand, and its directors and officers, on the other hand. While the precise scope of this requirement and its application may differ from those applicable to U.S. companies listed on the NYSE, this requirement is generally consistent with various provisions in the NYSE Governance Rules that require disclosure and/or approval of various types of related party transactions.

Finally, as a “foreign private issuer,” AXA is exempt from rules under the U.S. Securities Exchange Act of 1934 (the “Exchange Act”) that impose certain disclosure and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, AXA’s officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of AXA ordinary shares and ADRs. Moreover, AXA is not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act, nor is it required to comply with Regulation FD, which restricts the selective disclosure of material information. Accordingly, there may be less information concerning AXA publicly available than there is for U.S. listed companies. In addition, as AXA is a “foreign private issuer”, AXA’s Chief Executive Officer and Chief Financial Officer issue the certifications required by Sections 302 and 906 of Sarbanes on an annual basis (with the filing of our annual report on U.S. Form 20-F) rather than on a quarterly basis as would be the case of a U.S. domestic company filing quarterly reports on Form 10-Q.

For more information regarding our corporate governance, you may also consult Items 6, 7, 9 and 10 in this annual report as well as our statuts which is filed as an exhibit to this annual report.

/189

Item 11: Quantitative and Qualitative Disclosures About Market Risk

Organization of Risk Management at AXA

The Risk Management department, within Group’s Finance Department, is responsible for defining methods and systems to identify, measure and monitor risks so that they can be managed efficiently. It is also responsible for implementing risk monitoring processes at Group level and for coordinating with risk management personnel in AXA’s operating subsidiaries to implement appropriate risk monitoring processes designed to insure that Group risk management policies and methods are consistently applied and appropriately adapted to the operating, regulatory and risk environment of Group subsidiaries.

By facilitating a more accurate assessment of risk exposure, these systems and tools help to reduce earnings volatility and to optimize the allocation of capital by the Group to its various businesses. The Risk Management department performs these tasks using a uniform set of techniques including stochastic models. These modeling techniques provide a more refined and exhaustive analysis and assessment of AXA’s risk exposure thanks to the large number of scenarios examined in this type of approach. In performing its mission the Group Risk Management department works closely with designated risk management personnel in the Group’s principal operating subsidiaries who generally report to the Chief Financial Officer of the relevant subsidiary and play a key role both in implementing Group risk management policies and practices within their company and in furnishing information to the Group Risk Management department which permits it to monitor risks on a Group-wide level.

These tools complement the more classical deterministic forecasting tools used.

Market risks

MARKET RISKS – ASSET LIABILITY MANAGEMENT

In an effort to protect and enhance shareholder value, AXA actively manages its exposure to market risks. Primary responsibility for risk management, including market risk, rests with the Group’s local subsidiaries, which have the best knowledge of their products, policyholders and risk profile. This approach allows subsidiaries to react in a timely manner to changes in financial markets, insurance cycles and the political and economic environment in which they operate.

AXA’s exposure to market risk is reduced by reason of the diversity of its operations, and its geographic diversification which reduces the impact of local economic, financial and insurance cycles on its global financial condition. Furthermore, a large portion of AXA’s life operations involve products for which most of the investment risk and reward belong to its policyholders.

AXA manages its market risk within the framework of disciplined and organized investment processes:

  Insurance subsidiaries are responsible for monitoring risks through the use of liability structure analysis and asset/liability matching techniques. They define strategic asset allocation policy, which is implemented by asset management companies mandated under investment management agreements. Insurance subsidiaries are responsible for monitoring and controlling the investment policy carried out on their behalf by these asset management companies.

/190

  An Investment Committee, made up of managers from the financial and operational sides of the insurance company and also, in certain cases, representatives of its board of directors, approves investment strategy and assesses the quality of the results obtained.
  Asset management specialists, primarily AXA subsidiaries (AXA Investment Managers and Alliance Capital), are responsible for day-to-day management of investments. Processes have been put in place in the company to manage investments without surpassing agreed-upon risk tolerance thresholds stipulated by the insurance company in the relevant investment management agreement.

These investment processes are part of a broader framework introduced at Group level, which includes:

  defined standards for managing investments and assessing asset liability mismatching risk.
  the consolidation of market risks at Group level.

At Group level, an ALM Steering Committee, supervised by the Group Finance Officer, determines general asset liability management policy guidelines and evaluates the results, which are then submitted to the Management Board and to the Finance Committee of AXA’s Supervisory Board.

Risk assessment standards cover two types of requirement:

1.	Analysis of the insurer’s ability to meet long-term policyholder obligations arising from its insurance contracts. The Risk Management department performs detailed annual analyses using consistent methods and scenarios that are deterministic or stochastic. These particularly important analyses are carried out for all the Group’s main subsidiaries. For the main product lines, they indicate:
	–	the amount of assets required to meet obligations.
	–	the value generated by insurance products, which is measured by factoring in the level of risk affecting assets and liabilities.

This information is compiled for AXA’s insurance operations and for the Group, which allows the monitoring of strategic asset allocation. Aside from the specific conclusions for each product line and each unit, the analysis indicate that AXA has a significant surplus of assets as measured against a level of assumed risks that is consistent with a rating in the AA range. This favorable situation is attributable primarily to the significant impact of the diversification of risks between the various businesses and countries in which AXA operates.

Updates of the position on the asset side, as well as occasional studies of specific issues are carried out in addition to the annual analyses. The allocation of surplus assets is simulated and analyzed to ensure that the assets are allocated in the most efficient manner by each of the Group's subsidiaries.

2. Analysis of AXA’s ability to satisfy capital adequacy requirements over the short and medium terms.

This process is based primarily on monitoring and analyzing local and consolidated capital adequacy and solvency margin requirements. It is intended to ensure that AXA complies with its regulatory commitments and makes optimum use of capital resources at all times.

In addition, AXA’s insurance operations are subject to local regulatory requirements in most jurisdictions in which AXA operates. These local regulations prescribe:

  the type, quality and concentration (counterparty, geographic location and type) of investments, the level of assets to be maintained in the local currency in order to cover insurance liabilities in that local currency (“congruency” rule).

/191

  Lastly, subsidiaries perform simulations on the various regulatory constraints that they have to meet using extreme scenarios for assets (in terms of both the market value of equity securities and interest rate trends). Every six months, these models are sent to the Group’s Finance Department, enabling it to assess the extent of each subsidiary’s financial flexibility. The results are presented to the Finance Committee of AXA’s Supervisory Board on a regular basis.

LIFE AND SAVINGS OPERATIONS

The market risks to which life and savings subsidiaries are exposed arise from a number of factors:

  A decline in yields on fixed-income investments could reduce the investment margin if the return on new invested assets is not sufficient to cover contractual interest rates payable to life insurance policyholders.
  A rise in yields on fixed-income investments reduces the value of fixed-income portfolios and could have an adverse impact on the solvency margin and the surrender level on certain contracts, if competitive pressures lead to higher rates of policyholder profit participation on new contracts.
  A decline in equity and real estate prices may reduce the level of unrealized capital gains and available surpluses.
  Exposure to the foreign exchange risk are generally limited for the Group’s life insurance companies. Foreign currency commitments are matched to a large extent by assets in the same currency.

The policies put in place to manage these risks are tailored to each product type. The percentages provided below relating to the allocation of life insurance reserves by product type and thus AXA’s obligations to its policyholders are produced from management data:

1.	22% of AXA’s life insurance mathematical reserves cover separate account (unit-linked) products that do not affect AXA’s risk exposure, since the underlying financial market performance is fully for the account of policyholders. In cases where these products include interest-rate guarantees, they are usually managed by a financial partner within the separate account. Consequently, they do not present any market risk.
2.	10% of AXA’s life insurance mathematical reserves cover separate account products that include guaranteed interest-crediting rates granted by the Insurance companies. Suitable risk management policies have been put in place:
	–	in the United-States, dynamic hedging programs are implemented using derivatives to cover guaranteed minimum death benefits (GMDB),
	–	products that pay benefits in the form of annuities are partially reinsured, and will be included in the dynamic hedging programs. When the risk of transfer to products that offer guaranteed interest-crediting rates are deemed material, hedging programs that use derivatives are put in place.
3.	19% of AXA’s life insurance mathematical reserves cover products without guaranteed cash values upon surrender.
	–	The "With-Profit" policies sold in the United Kingdom are managed with a significant surplus of free assets, used to smooth performance over the duration of such policies while at the same time reflecting financial market performance in payments to policyholders.
	–	Annuities in the payout phase are usually backed by fixed-income assets with maturities that match the underlying payout schedules, thereby avoiding reinvestment and liquidity risks.
	–	In the UK, surrender options on annuities are followed through specific studies and partially covered by interest rate options.

/192

4.	10% of AXA’s life insurance reserves are related to products offering guaranteed rates for one year which rates are updated every year. The risks in case of interest rates declining are relatively limited for these types of products that mainly concern certain French and Japanese contracts. Hedging derivatives programs may be implemented to cover the most sensitive products with respect to an increase of interest rates.
5.	39% of AXA’s life insurance reserves cover other products, both surrender guarantees and, in some cases, a long-term interest-crediting rate. Related risks are managed in the following ways:
	–	products that are not surrender sensitive are usually backed by fixed-income investments whose maturities and interest rates are generally sufficient to cover guaranteed benefits so as to reduce the reinvestment risk to the extent possible;
	–	other products are managed with the surplus required to cover guarantees;
	–	hedging programs that make use of derivatives are put in place as needed to hedge lower (floor) or higher (cap) interest rates.

In addition, the ever-evolving product range allows to reduce the risk of this type of investment through improved segmentation of new products, reducing the sales of new guaranteed interest rate products. Some products offer guarantees “in-fine” with lower cash value guarantees upon surrender. Other products offer surrender guarantees but no guaranteed interest-crediting rates.

All products that involve hedging programs using derivative instruments are designed with the help of dedicated teams at AXA IM and Alliance Capital.

PROPERTY AND CASUALTY OPERATIONS

The obligations of Property and Casualty insurance companies are almost entirely independent of asset values. Consequently, market fluctuations are fully reflected in their net asset value. The principal market risk factors are as follows:

  Lower yields on fixed-income investments increase the value of bond portfolios, and therefore generally do not present a material risk, with the exception of certain contracts (disability and worker’s compensation income) that provide guaranteed rates.
  The foreign exchange rate risk is relatively limited as commitments in foreign currencies are largely backed by assets in the same currencies.
  Inflation is a risk, since it increases the value of claims payable to policyholders. Consequently, if inflation is not adequately taken into consideration, actual claims payments may exceed the reserves set aside.

Property and casualty company investments are managed on the basis of these risk factors. Contracts that offer guaranteed payout rates are usually backed by fixed-income investments that to a great extent cover the reinvestment risk. A portion of investments is made in highly liquid assets, to ensure the payment of exceptional benefits and claims that may arise.

Once these factors have been taken into consideration, some leeway exists for diversified investments (real estate or equity securities) that offer a natural hedge against inflation and optimises the yields while minimising profitability risks.

HOLDING COMPANIES

The principal risks managed by holding companies are described below. They are dealt with independently to optimize investment performance.

  foreign exchange rate risk, resulting from a mismatch between the currency in which an asset is denominated (notably net investments denominated within the foreign currencies in subsidiaries) and its financing;

/193

  interest rate risk, resulting from differences between the interest rate structure of an asset and its financing in terms of:
    type (fixed rate versus floating rate),
    floating rate benchmarks,
    floating rate renewal dates;
  liquidity risk, resulting from a mismatch between the maturity date of an asset and a liability, risk resulting from any restrictions on pay-outs of dividends or reserves introduced by the authorities in the countries where AXA operates. This risk appears to be moderate, however, given the location of AXA’s main operations (US, European Union, Japan, Australia).

For the purpose of optimizing investment performance and financial control, the Finance Department has introduced formal management standards, as well as guidelines for monitoring and assessing financial risks in order to measure the positions of each unit in a consistent manner.

Management norms for financial risks

  The purpose of the foreign exchange norm is to determine the optimum proportion of liabilities denominated in foreign currency providing a balance sheet hedge in order to protect AXA’s investments in its subsidiaries and thus the Group consolidated shareholders’ equity against currency fluctuations.
  The interest-rate norm is defined in such a way as to control and curb variation in financial expense in the medium term and thus to protect future levels.
  The liquidity norm establishes the size of confirmed credit lines required by AXA to weather a liquidity crisis and sets the constraints on the debt maturity profile. In addition, the norms introduced by the Group preserve its liquidity by ensuring that it holds assets eligible for the European Central Bank’s tender operations.

The Risk Management norms have been reviewed and validated by the Management Board. The strategies implemented are also presented on a regular basis to the Finance Committee of AXA’s Supervisory Board.

The methods used to monitor the holding companies’ market risks are predicated on common and uniform indicators:

  variability analysis, which measures the change in interest expense over the duration of the strategic plan following a 1% rise in short term interest rates, interest rate sensitivity analysis, which measures changes in the value of the interest rate position following a parallel 1% rise in the yield curve by currency and by maturity, exchange rate sensitivity analysis, which measures the year-by-year change in interest expense attributable to a 10% appreciation in the euro against all other currencies, the maturity schedule of consolidated debt and credit lines available.

Monthly reporting that consolidates the interest rate, foreign exchange and liquidity exposure, as well as the interest expense of holding companies is produced by the Finance Department. It draws on the reports submitted by subsidiaries, which are responsible for the quality of the data. These figures are reconciled with the accounts once every six months. Consolidated reports are submitted regularly to the Finance Committee of AXA’s Supervisory Board.

Liquidity risk is managed carefully and conservatively by maintaining the duration of sources of funds long and by maintaining a large stock of confirmed credit facilities (over €5 billion at December 31, 2003).

/194

Furthermore, the Group’s liquidity profile is bolstered by the following factors:

  The Group’s financial strength gives it broad access to various different markets via standardized debt programs: €3 billion in commercial paper, a €1.5 billion BMTN program, a €5 billion EMTN program subject to documentation requirements and a US shelf registration covering up to $5 billion in debt securities.
  By maintaining its vigilance regarding the clauses in the contractual documentation that may bind the Group, AXA has ensured that it is not exposed to default or early repayment clauses that may have a material adverse effect on its consolidated financial position.
  AXA holds significant liquidity amounting to €19.4 billion at 31 December 2003. Around 50% of this liquidity is managed within the GIE AXA Trésorerie Europe, which was specifically set up to centralize management of the liquidity held by units operating within the euro zone This GIE reflects the solid liquidity position of the Group, since it had an average cash balance of around €8.8 billion in 2003, which was invested in a highly liquid portfolio with a very short life (63 days at year-end 2003).

SENSITIVITY TESTING

AXA performs sensitivity analyses to quantify the Group exposure to interest rate risk, equity price risk and foreign exchange rate risk. Such sensitivity analyses quantify the potential impacts under certain scenarios of adverse changes in financial markets.

Assets and liabilities sensitive to market risks and included in this analysis are equities, bonds, loans, financial debts, derivative instruments and technical reserves. Real estate investments are excluded from this analysis. Similarly, unit-linked activities (assets and liabilities) are excluded from the analysis because the exposure of the Group is limited as the policyholders support the risks on asset value fluctuations (both increase and decrease).

Such analysis include AXA’s principal insurance operations and holding companies in France, the United States, the United Kingdom, Belgium, Germany, Australia and Japan. At December 31, 2003, these subsidiaries represented more than 90% of AXA’s consolidated invested assets and technical reserves of its insurance operations.

The purpose of such analysis is to measure the sensitivity of fair values of both assets and liabilities to interest rate and equity market fluctuations. Sensitivities presented are estimation of the net impact of fluctuations in both assets and liabilities fair values.

For invested assets, fair value was estimated in accordance with the valuation methods described in the notes to the consolidated financial statements. The fair value of liabilities by type of contract was estimated as follows:

  For saving contracts with variable interest rate, a discounted cash flow method is used. For this type of contract, sensitivity is limited as assets and liabilities generally fluctuate symmetrically, resulting in a lower net sensitivity (with the exception of any minimum guaranteed interest rate product).
  For participating life insurance contracts, the fair value attributed to mathematical reserves is considered to be the higher of (a) the fair value of the assets designated to support such policies and (b) the discounted future cash flows using the guaranteed minimum interest rate, if any.
  For non-participating life insurance contracts, as well as for Property & Casualty contracts, fair values of liabilities (life mathematical reserves and Property & Casualty technical reserve) have been estimated using a discounted cash flow approach. This fair value, which varies according to changes in the estimated discount rate, was thus considered to be sensitive to interest rate risk but unaffected by equity price changes.

/195

SENSITIVITY TO INTEREST RATE RISK

The purpose of these analyses is to estimate changes in the fair value of assets and liabilities in the event of a 100 basis point increase or decrease in the yield curves in the country in which each subsidiary operates. As at December 31, 2003, the estimated potential exposure resulting from a 100 basis point upward shift in the yield curve would result in an estimated net fair value loss for all items within the scope of the analysis of approximately € 0,5 billion, compared with a net fair value decrease of €0,4 billion in 2002. This stability is attributable largely to the absence of changes in portfolio structure between 2002 and 2003, as well as in the general conditions prevailing on the bond markets between year-end 2002 and year-end 2003.

SENSITIVITY TO EQUITY PRICE FLUCTUATIONS

As at December 31, 2003, the estimated potential exposure to a 10% and a 20% decline in value of the world’s stock markets would result in an estimated fair value loss for all items within the scope of the analysis of approximately €1,6 billion (compared to €1,7 in 2002) and €3,3 billion (stable compared to 2002), respectively, net of changes in liabilities reflecting participating contracts. The very small change in exposure to equity market between 2002 and 2003 was mainly attributable to the stable percentage of the Group’s assets, invested in equity securities.

Over the last few years, the potential loss from stock market fluctuations has been larger than the potential loss resulting from interest rate changes. The impact of interest rate fluctuations on the value of life insurance investments is partially offset by fair value changes in a large proportion of insurance liabilities. However, the impact of stock market declines on equity securities was accompanied by much smaller changes in the estimated fair value of insurance liabilities (except for participating life contracts and separate account contracts). The difference was even greater for Property and Casualty operations, since their insurance liabilities were not affected by equity price fluctuations and their investment portfolios are invested to a greater extent in equities than life insurance investment portfolios.

SENSITIVITY TO EXCHANGE RATE FLUCTUATIONS

In order to calculate AXA’s largest potential exposure to foreign currency fluctuations, fluctuations of the major foreign currencies were analyzed in terms of their impact on the Group earnings. The scenario that resulted in the most adverse effects for AXA was a decline in all currencies against the euro.

In 2003, a 10% increase of the euro against all other currencies could have had an approximately €36 million positive impact on AXA’s net income. The same scenario applied to 2002 could have resulted in a negative impact of €48 million on AXA’s net income.

This significant change in AXA’s results sensitivity to a strengthening of the euro is explained by two main factors:

  On one hand, the significant sensitivity generated by the US Dollar zone, linked to their traditional important positive contribution to the net consolidated result was completely offset by a specific hedging program implemented in 2003.
  On the other hand, 2003 net income is largely affected by a substantial negative contribution to Group net income from operations in the yen zone. This factor largely accounts for the weaker exposure of Group net income to strengthening of the euro against all other currencies.

LIMITATIONS TO SENSITIVITY TESTING

The results of the analyses presented above must be examined with caution due to the following elements:

  Only the assets and liabilities defined in the introductory paragraph on sensitivity analysis were included in the scope of analysis of the sensitivity testing for market fluctuation on fair value,
  The results of the sensitivity analysis do not reflect the impact of minority interests and tax,

/196

  They do not take into consideration the fact that asset liability management put in place by the different Group entities to minimize the exposure to market fluctuations are active and dynamic strategies. As market indices fluctuate, these strategies may involve buying and selling investments, changing investment portfolio allocation or adjusting bonuses credited to policyholders.
  In addition, these sensitivity analysis do not take into account the impact of market changes on new business, which is a critical component of future profitability. Like its industry peers, AXA would likely reflect adverse market changes in the pricing of new products.

Other limitations of these sensitivity analyses include:

  the use of hypothetical market movements that do not necessarily represent management’s view of expected future market changes;
  the assumption that interest rates in all countries move identically and that all global currencies move in tandem with the euro;
  and the lack of correlation of interest rates, equity prices and foreign currency exchange rates.

Taken together, these factors limit the ability of these analyses to accurately predict the actual trend in fair values of assets and liabilities and AXA's future earnings.

Credit risks

Counterparty credit risk is defined as the risk that a third party in a transaction will default on its commitments. Given the nature of its core business activities, AXA monitors two major types of counterparties, using methods that are adapted to each type:

  The investment portfolios held by the Group’s insurance operations (excluding assets backing separate account products where risk is transferred to policyholders) as well as by banks and holding companies. These portfolios give rise to counterparty risk through the equities, bonds and derivative products held.
  Receivables from reinsurers resulting from reinsurance ceded by AXA.

AXA is establishing a database consolidating the Group’s listed assets and analyzing them by issuer, by credit rating, sector and geographic region to help monitor the risk of concentration of its equity and bond portfolios.

This information is used to define limits at Group level and for each subsidiary based on different criteria, such as counterparty and the structure of the portfolio by rating. These tools are designed to enable the Risk Management department to ensure that these limits are complied with, to analyse the potential breach when significant, and to examine any formal requests for special dispensation. The ALM Steering Committee is regularly kept informed of the work performed.

These tools are also designed to enable co-ordinated contingency measures to be taken for the most sensitive counterparties.

Based on management data at December 31, 2003, 60% of the fixed maturity investments held are government bonds or similar securities. 93% of the corporate bond portfolio were rated as “investment grade” (with ratings of BBB or higher) and 67% had ratings of A or higher. The remaining 7% of the corporate bond portfolio which are “not investment grade” includes 5% of non rated securities and 2% with a rating lower or equal to BB.

/197

Finally, the Group position resulting from its operations on the derivative market are monitored on a regular basis, and by counterparts based on their financial strength.

An ad hoc committee was set up to manage the risk of reinsurer insolvency. The committee is evaluating the quality of the reinsurers with which AXA does business according to objective criteria and determining admissible commitments. The committee is run by AXA Cessions, the AXA subsidiary in charge of placing the Group’s property and casualty insurance with external reinsurers (see Insurance Risks). This risk is monitored by comparing the various financial strength ratings available on various reinsurers as well as by conducting in-depth analyses of the recoverability of receivables in the event of reinsurer insolvency. The teams in charge of the Group reinsurance program analyse this information to add a credit risk dimension in their reinsurance placement program and risk transfer to the reinsurers. The security committee meets monthly and decides on any action to be taken with the aim of limiting AXA’s exposure to the risk of default any of its reinsurers.

Furthermore, AXA summarizes and analyzes its exposure to all reinsurers (including captive reinsurers) by factoring in all positions with reinsurers (claims, premiums, reserves, deposits, pledges and security deposits).

Insurance Risks

LONG-TERM OUTLOOK

The evolution and increase in risks caused by climatic change and, more specifically, by the phenomenon of global warming, represent a major challenge for all human activities and particularly insurance operations.

Global warming is now proven beyond doubt, although experts disagree on its scale and pace. Greenhouse gas emissions are the principal human cause. In very concise terms, global warming leads to higher maximum and minimum temperatures, with more hot days (heat waves) and fewer cold days (severe cold spells), as well as heavier and more frequent precipitation (storms, cyclones, etc.). These phenomena have already been observed and are set to become more prevalent, albeit to different extents, across almost all land surfaces on the planet.

Aside from the immediate destruction caused mainly by flooding (and to a lesser extent by drought), climate change will have major implications for a large number of human activities:

  Agriculture: higher risks of damage to certain crops. Reduction in agricultural returns. Faster soil erosion. Cattle more fragile and subject to a higher heat-related mortality rate.
  Timber production: Increased incidence of forest fires. Reduction in the vitality of trees.
  Human health: Increased morbidity and mortality rates owing to the effects of major heat waves on individuals, particularly in urban areas. Lower morbidity and mortality rates attributable to cold weather. Expansion in the area in which certain dangerous disease carriers live, leading to higher risks of epidemics.
  Basic services: Reduction in the quantity (drought) and quality (heavy rain) of water resources. Sparser resources for hydro-electric generation, reduced reliability of electricity supplies (networks under greater strain) in view of stronger demand for cooling services.
  Other: change in tourist destinations, higher risks for all coastal infrastructure, etc.

These changes already affect and are likely to impact a large number of insurance sectors (property, agricultural, business interruption, civil liability, marine and aviation, life, health, etc.). The insurance sector thus faces major challenges in the coming years in the form of potential increase in property and casualty claims, the emergence of new liability claims and growing uncertainties about the size of maximum possible losses, which have become harder

/198

to assess and to predict on the basis of past events. Furthermore, certain key economic sectors, which work together with the insurance sector, are set to undergo radical changes owing notably to the future constraints related to greenhouse gas emissions laid down in the Kyoto protocol.

Gradual premium rate adjustments to reflect these risk factors will be required, but are not likely to be sufficient on their own. Significant opportunities exist for the development of climate-related derivative products for sectors, such as agriculture, tourism and construction. Furthermore, the increasingly substantial damage caused by meteorological events is likely to increase the use of tools such as catastrophe bonds to transfer some of these sophisticated types of risk to the capital markets.

By seeking to develop these solutions and actively contributing to the overall debate about these issues, AXA, along with other major market players, intends to promote a better understanding and a better forecasting of the risks resulting from global warming.

SHORT-/MEDIUM-TERM OUTLOOK

Underwriting/pricing risk is managed on a gross basis primarily by AXA’s insurance operations, which have a set of actuarial tools for this purpose enabling them to price up products and then monitor their profitability over time.

A uniform Group-wide framework for quantifying all the risks has been developed by the Risk Management department using stochastic modeling tools factoring in insurance risks. This framework includes pricing control systems that insurance operations use as part of their product development process.

This type of analysis underlines the benefits of diversification created by AXA’s various businesses and regional operations.

LIFE AND SAVINGS OPERATIONS

The mortality/longevity are the main risks covered by Life and Savings contracts mainly for annuity products or contracts including an annuity option.

The tools that have been described above allow multi-country studies to be carried out into the mortality/longevity risks to anticipate any future development and to ensure that these risks are correctly priced and reflected in insurance reserves.

Lastly, the Risk Management teams review the main assumptions used by the life insurance operations to calculate their insurance reserves. The review includes a comparison of the assumptions used with the actual figures for both mortality/longevity and return on invested assets.

PROPERTY & CASUALTY OPERATIONS

In addition to the pricing risk (gross of reinsurance), a specific focus is made for Property & Casualty to ensure that the level of reserves is adequate.

Claims have to be provided for as soon as they have been incurred or when reported. Additional reserves for claims incurred but not reported (IBNR) should be booked. They are estimated by the operational entities using several actuarial methods.

In addition to the reviews performed at entity level or, eventually, by the supervisory authorities, these claim reserves, and more specifically the IBNR, are reviewed at Group level by the Risk Management. These analyses do not provide an absolute assurance that the reserves are adequate, however they help to enhance the reliability of the estimations based on the information available.

/199

REINSURANCE POLICY

The establishment of reinsurance programs is a major and sensitive element in the course of insurance activities. For Property & Casualty operations, the reinsurance programs is set up as follows:

Reinsurance placement is handled centrally for AXA’s main Property & Casualty portfolios through AXA Cessions, an AXA subsidiary. Prior to ceding risks, in-depth actuarial analyses and modeling are conducted on each portfolio by AXA Cessions to optimize the quality and cost of reinsurance cover. These analyses are performed in collaboration with the Group operational entities. They measure the risks related to frequency as well as to specific types of natural catastrophe (storms, flooding, earthquakes), and provide guidance for determining the most appropriate reinsurance cover (retention levels and scope of cover) for each portfolio and for each type of risk in light of objectives and capital allocation constraints.

In view of these analyses, the operational entities of the Group set up their reinsurance cover with AXA Cessions in line with the identified needs. AXA Cessions is then in charge of the direct placement of the reinsurance cover of a certain number of risks. It also set up an internal 'pool' for the risks that are not directly ceded. This pool mainly deals with Property & Casualty and natural catastrophe risks, and enables the Group to diversify its risks by mutualising the risks borne by its various operational entities. This pool is then reinsured (retention levels and scope of cover), to allow for a more efficient and less costly cover.

In addition to the analyses performed above, AXA closely and regularly monitored its exposition to its main reinsurers, as described in the paragraph relating to the credit risk management.

Operational Risk

Guided by the principles set forth by the Basel Committee on banking supervision, AXA defines operational risk as direct or indirect loss resulting from inadequate or failed internal processes, people and systems, or from external events.

Responsibility for managing the day-to-day operational risks lies mainly with subsidiaries, which are best positioned to take the appropriate measures to reduce the risks facing their organizations.

AXA has classified its operational risks as follows:

  Business interruption due to an external (disaster, etc.) or internal event,
  Fraud,
  Legal and regulatory,
  Human resources (people),
  IT,
  Risks specifically related to the outsourcing of certain activities to external suppliers,
  Organization and process.

/200

Using the typology provided above, AXA subsidiaries perform annual operating risk audits to identify and evaluate the level of risk to which they are exposed. AXA’s Group Management Audit Department is responsible for centralizing key audit findings.

On this basis, AXA develops quantification methods to estimate the capital allocation needed to cover operating risks based on models inspired by those proposed by the Basel Committee for banking supervision. These efforts are due to be continued during 2004.

Concurrently, a review and assessment of the main insurance processes (pricing, underwriting, claims management, etc.) applied by insurance operations have been implemented to conduct a comparative assessment of their practices (scoring). The review and assessment include product development and pricing, underwriting, claims management, calculation of reserves, etc.

Based on the scores obtained, AXA defines minimum requirements. All subsidiaries are then expected to comply with these requirements by undertaking any remedial actions that may be necessary.

MONEY LAUNDERING

AXA has maintained anti-money laundering (AML) policies for many years. These policies are designed to prevent all forms of money laundering which, broadly speaking, means preventing proceeds from illicit activities (e.g. trade in drugs, organized crime, child labor, etc.) from being recycled back into the legitimate economy. Following the events of September 11, 2001, the need to prevent financing of terrorism has also become a clear focus linked with efforts to prevent money laundering.

AXA’s AML policy establishes guidelines and procedures that apply to all AXA Group companies. All AXA subsidiaries must appoint an AML manager, whose role is to identify risks and implement procedures designed to prevent and detect all forms of potential money laundering in the manager’s company. The AXA Group Audit Department is responsible for transversal coordination of the Group’s AML policy and its principal role in this respect is to direct, advise and assist local AML managers in order to help them implement Group standards which are properly adapted to the nature or their business and their local environment. Group Audit also helps to insure that proper local management resources are dedicated to this effort.

LEGAL RISKS

SPECIFIC REGULATIONS

AXA, due to its principal activity of acquiring and managing equity interests in insurance companies, is considered to be an insurance group (“société de groupe d’assurance”) by virtue of Article L.322-1-2 of the French Insurance Code (the 'Code des assurances'). Consequently, it is subject to supervision by the French Insurance Commission (the “Commission française de Contrôle des Assurances des Mutuelles et des institutions de prévoyance -CCAMIP”), which ensures compliance with the relevant legal and regulatory provisions of the French insurance code.

AXA is also subject to regulations pertaining to the additional supervision of insurance groups. As such, the Group computes an adjusted solvency margin calculations based on consolidated financial statements, which must be submitted annually to the “Commission française de Contrôle des Assurances”.

/201

RISK RELATED TO THE US STOCK MARKET LISTING

AXA is listed on the Paris Bourse and, since August 1996, on the New York Stock Exchange (“NYSE”). Because AXA, as all other non-US issuers, is listed on two different exchanges, it is subject to two sets of securities law, accounting and corporate governance rules, which may differ in certain respects. AXA prepares its consolidated financial statements in accordance with accounting principles generally accepted in France (which we refer to in this report as French GAAP), and then reconciles this information with accounting principles generally accepted in the United States (US GAAP). The use of these two sets of accounting principles may result in significant differences. In addition, the non-US issuers listed on the NYSE (like US issuers) are subject to the Sarbanes Oxley Act, which was adopted in the US in July 2002. In particular, the Sarbanes Oxley Act requires that both the CEO and the CFO certify AXA’s consolidated financial statements, and contains requirements concerning corporate governance. Specialist teams at AXA ensure that the Group is compliant with these regulations through specific and targeted analyses and reports.

LITIGATION

AXA and its subsidiaries are involved in a number of lawsuits and regulation investigations. For additional informations, see note 27 “Litigation” in Item 18 of this annual report and - “Additional factors which may affect AXA’s Business” in Item 4 of this report.

SOCIAL AND ENVIRONMENTAL RISKS

With respect to its employment practices, AXA’s key challenge is to retain employees and position itself as an employer that is able to attract top talent.

Environmental risks are limited because AXA’s core business activities are globally non-polluting. This said, AXA’s environmental initiatives are described in the “Sustainable development” section of this document.

PERSONAL AND PROPERTY INSURANCE

AXA’S GENERAL POLICY CONCERNING THE INSURANCE OF TRANSFERABLE RISKS

This policy is underpinned by two objectives inspired by the decentralized manner in which AXA’s insurance operations and management services units are managed.

Subsidiaries are responsible for identifying and obtaining insurance coverage with respect to their transferable risks (relating to property, equipment and personnel). A Group Company can insure Property & Casualty risks, which are mainly related to domestic risks. A number of entities chose to be insured by an insurer outside the Group.

For example, facilities located in France benefit from extensive coverage, regardless of their actual use or ownership status. IT risks are covered under comprehensive policies that include machine breakdown as well as the provision of gross replacement and other costs required to restore normal operation.

To avoid possible conflict of interest, all liability risks are covered by policies written by insurers other than AXA.

For risks that concern all AXA subsidiaries, Group-wide programs have been set up to provide protection against high magnitude risks that are common to various insurance operations.

/202

GROUP-WIDE PROGRAMS

  Professional Liability.
  This program was initiated in 1999 and extends to all AXA subsidiaries, with the exception of AXA Financial and AXA Asia Pacific Holdings, which already had adequate coverage adapted to the specific features of these particularly sensitive markets.
  The Fraud program covers all of AXA’s subsidiaries, with the exception of the two mentioned in the preceding paragraph.
  Directors & Officers Liability.
  AXA carries a D&O liability policy that combines coverage suited to countries whose legal system is based on common law and those whose legal system is based on civil or codified law which offers protection against legislation and regulations in force in the various countries in which AXA operates.

Item 12: Description of Securities other than Equity Securities

Not applicable.

/203

PART II

Item 13: Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14: Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15: Disclosure Controls and Procedures

As of December 31, 2003 (the “Evaluation Date”) the Company conducted an evaluation , pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), of the effectiveness of the design and operation of its disclosure controls and procedures. Based on this evaluation, the Company’s chief executive officer and chief financial officer concluded that as of the Evaluation Date such disclosure controls and procedures were reasonably designed to ensure that information required to be disclosed by the Company in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission (the “SEC”), subject to the following:

As reported in the Company’s Form 20-F for the year ended December 31, 2002, in June, 2003, following discussions with the Staff of the SEC’s Division of Corporation Finance (the “SEC Staff”), AXA corrected how it determines, under U.S. GAAP, when a decline in value of an investment security should be considered to be other than temporary and a realized loss recognized. This change in impairment policy resulted in AXA restating its 2001 U.S. GAAP net income. During the course of these discussions with the SEC Staff, AXA experienced certain difficulties in gathering information on a U.S. GAAP basis in a timely fashion regarding its impaired securities and the Company believed that its processes relating to these matters were not effective. In June 2003, AXA’s auditors, PricewaterhouseCoopers (“PwC”), reported to AXA’s Audit Committee and management that PwC considered these difficulties to be a material weakness in internal controls in preparing information on a U.S. GAAP basis for the year ended December 31, 2002 and that this weakness required the Company to perform a large amount of additional manual work to ensure the accuracy of its U.S. GAAP information for the year ended December 31, 2002. PwC provided an unqualified opinion on AXA’s consolidated financial statements for the year ended December 31, 2002.

/204

In order to address this weakness and to improve the U.S. GAAP financial reporting processes generally, management implemented a comprehensive U.S. GAAP action plan in 2003. This action plan is designed to ensure that the relevant U.S. GAAP information, including information with respect to impairment of investment securities, is more readily available and generally to improve the Company’s U.S. GAAP reporting processes. During 2003, the Company implemented procedures that have improved the process of gathering of information on a U.S. GAAP basis. The Company’s U.S. GAAP action plan is continuing.

Based on its evaluation of the Company’s disclosure controls and procedures at the Evaluation Date and on discussions with PwC, management believes that continued improvements are required in certain U.S. GAAP processes where deficiencies have been identified. In June, 2004, PwC reported to AXA’s Audit Committee and management that it had identified the following two reportable conditions: (1) in the course of its audit for the year ended December 31, 2003, PwC identified instances of inadequate procedures for appropriately assessing and applying certain SEC disclosures and requirements, and (2) in PwC’s view, the Company and certain of its subsidiaries have insufficient personnel in the corporate accounting department with sufficient knowledge and experience of U.S. GAAP accounting principles and SEC requirements.

PwC reported to AXA’s Audit Committee and management that it considered these two reportable conditions, in the aggregate, to constitute a material weakness in the Company’s internal controls in preparing information on a U.S. GAAP basis. PwC provided an unqualified opinion on AXA’s consolidated financial statements for the year ended December 31, 2003 which is included in Item 18 of this annual report.

The Company plans to address these two conditions as part of its continuing U.S. GAAP action plan.

For information on a deficiency reported by our subsidiary AXA Financial, please see their Form 10-Q for the quarter ended June 30, 2003.

Subject to the foregoing, since the Evaluation Date, there have been no significant changes in the Company’s internal controls or in other factors that could significantly affect internal controls.

/205

Item 16

Audit Committee Financial Expert

AXA’s Supervisory Board has created an Audit Committee which operates in accordance with an Audit Committee Charter that defines the Committee’s responsibilities. AXA’s Supervisory Board has reviewed the qualifications of all Audit Committee members and believes, based on their considerable business and financial experience, that all members of the Committee are financially literate, have the requisite experience and qualifications to fulfill their duties as Audit Committee members and would come within the definition of “financial expert” as set forth in the instructions to Item 16A. For additional information concerning the Audit Committee including the scope of its responsibilities, its composition and the business experience and qualifications of its members, please see Item 6 of this Annual Report.

Code of Ethics

In February 2004, AXA’s Supervisory Board adopted the AXA Group Compliance Guide which includes, among other policies, a Code of Ethics that applies to directors, officers and employees of AXA Group companies worldwide, including AXA’s principal executive, financial and accounting officers. Since its adoption, no amendments have been made to and no waivers have been granted in respect of the Code of Ethics. The Group Compliance Guide is posted on AXA’s website – www.axa.com/groupe–axa/partenaires/entreprise–resp/va/docs/GroupCompliancePolicy.pdf

Principal Accountant Fees and Services

FEES AND SERVICES

PricewaterhouseCoopers (PwC) has served as AXA’s independent public accountant for each of the fiscal years in the three-year period ended December 31, 2003 with respect to the audited financial statements that appear in this annual report, including the reconciliation from French GAAP to US GAAP.

The following table presents the aggregate fees for audit and permitted non-audit services rendered by PwC to AXA and its [consolidated] subsidiaries in 2003 and 2002:

	2003	2002
(in euro millions)

Audit fees	19.9	19.9
Audit related fees	4.8	3.2
Tax fees	3.1	3.8
Other fees for non-audit services	0.4	5.6

Total	28.2	38.5

In addition to the foregoing fees, PwC has received fees related to the audit of affiliated mutual funds which amounted to approximately €6.9 million for the year ended December 31, 2003 and €5.9 million for the year ended December 31, 2002.

/206

Audit fees consist of fees billed by PwC for the audit of the consolidated financial statements of AXA and its subsidiaries, audits of subsidiary financial statements (including statutory audits required by local law), review of interim financial statements and other procedures required to be performed by PwC in connection with these reviews and/or the issuance of its audit opinions. Audit fees also include fees for services performed by PwC that are closely related to the audit and in many cases could only be provided by our independent auditors. Such services include comfort letters and consents provided in connection with capital raising activities, certain reports, attestations, or similar documents relating to regulatory filings by AXA and its subsidiaries, reviews of AXA’s internal controls, including reviews and testing of information systems, and consultations relating to periodic audits or reviews.

Audit related fees consist of fees billed by PwC for services that are related to the performance of the audit or review of the consolidated financial statements of AXA and its subsidiaries. Audit related services include due diligence services in connection with potential business acquisitions or disposals, accounting consultations related to accounting standards, financial reporting or disclosure matters not classified as audit services, including assistance with understanding and implementing new accounting and financial reporting guidelines, audits of employee benefit plans, specific agreed upon procedures required from time to time in order to respond to requests or questions from regulatory authorities or to comply with financial reporting or other regulatory requirements and assistance with internal control reporting arrangements.

Tax fees consist fees billed for tax compliance, tax planning and advice, expatriate tax services and similar tax services.

Other fees for non-audit services consist fees billed for non-audit services permitted by the SEC’s auditor independence rules and which the Audit Committee has determined do not otherwise impair the auditor’s independence or judgment, including advisory services with respect to non-financial systems including risk and control assessments and expatriate administration services.

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

The Audit Committee is responsible, to the extent permitted by French law, for the appointment, compensation, retention and oversight of AXA’s independent auditors. As part of this responsibility, the Audit Committee pre-approves all permitted audit and non-audit services performed by the independent auditor, in order to assure that these services do not impair the auditor’s independence or judgement.

AXA’s Audit Committee has adopted a policy requiring pre-approval of all audit and permitted non-audit services provided by the independent auditor. The policy identifies the guiding principles that must be considered by the Audit Committee in approving services to ensure that the independent auditor’s independence is not impaired; describes the audit, audit related, tax and other non-audit services that may and may not be provided; and sets forth the pre-approval requirements for all permitted services. The policy provides for general pre-approval of certain specified permitted services up to €200,000 per engagement and requires specific pre-approval for engagements exceeding that amount and for all other permitted services. The Audit Committee has also delegated to its Chairman the authority to address requests for pre-approval of certain specified permitted services with fees up to a maximum of €1,000,000 between Audit Committee meetings. With respect to PwC, the policy provides that AXA Group companies may engage PwC only for audit services, certain types of audit related services, and certain tax services.

/207

PART III

Item 17: Financial Statements

Not applicable.

Item 18: Financial Statements

The consolidated financial statements appear on pages F-1 to F-126 and include:

/208

Report of Independent Auditors

TO THE SHAREHOLDERS OF AXA:

We have audited the accompanying consolidated balance sheets of AXA (the “Company”) and its subsidiaries as at December 31, 2003, 2002 and 2001 the related consolidated statements of income, of shareholders’ equity, and of cash flows for each of the three years in the period ended December 31, 2003, all expressed in Euro. In addition, we have audited the financial statement schedule listed in the accompanying index. These consolidated financial statements and the financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and the financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and its subsidiaries at December 31, 2003, 2002 and 2001 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in France. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

As discussed in note 2 and note 33 to the consolidated financial statements, the Company changed its method of accounting for and presenting certain items, as discussed therein.

Accounting principles generally accepted in France vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 33 and note 34 to the consolidated financial statements.

Paris, France
February 26, 2004

PricewaterhouseCoopers Audit
             Catherine Pariset

/F-1

AXA
Consolidated Balance Sheets

		At December 31,
Notes	(in euro millions)	2003	2002	2001

4	Goodwill	12,874	14,407	15,879

5	Value of purchased life business inforce	2,814	3,224	3,739
	Other intangible assets	556	701	396
	Total other intangible assets	3,370	3,925	4,135

	Real estate	11,727	12,714	13,409
	Investments in participating interests	2,797	3,784	3,828
	Fixed maturities	147,811	147,750	143,527
	Equity investments	61,823	57,303	64,537
	Mortgage, policy and other loans	17,009	18,265	22,907
6	Total investments from insurance activities	241,167	239,816	248,208

7	Separate account (unit-linked) assets	101,002	90,458	115,723

6	Total investments from non-insurance activities	8,100	9,024	10,355

8	Investment in affiliated companies (equity method)	1,254	2,093	1,570

	Reinsurers’ share of insurance liabilities	8,470	9,910	11,591
	Reinsurers’ share of separate accounts (unit-linked) liabilities	19	20	28
15	Reinsurers’ share of insurance liabilities	8,489	9,930	11,619

9	Receivables from insurance and reinsurance activities	11,680	14,003	15,571

	Receivables (bank customers)	8,817	7,889	7,130
	Receivables (other)	3,973	3,477	4,303
	Receivables from non-insurance activities	12,790	11,367	11,433

10	Cash and cash equivalents	19,428	17,592	17,646

	Tangible assets	1,243	1,239	1,944
	Other tangible assets	7,680	7,241	7,493
	Other assets	8,922	8,480	9,437

11	Deferred acquisition costs	10,993	10,965	10,917
	Other prepayments and deferred charges	9,163	12,599	13,106
	Prepayments and accrued income	20,156	23,563	24,023

	TOTAL ASSETS	449,233	444,657	485,599

The accompanying notes are an integral part of these consolidated financial statements.

/F-2

	AXA
	Consolidated Balance Sheets (continued)

		At December 31,
Notes	(in euro millions)	2003	2002	2001

	Ordinary shares of €2.29 nominal value per share	4,072	4,035	3,971
	1,895 million authorized shares and 1,778 million issued
	and outstanding shares at December 31, 2003
	(2002: 1,870 million authorized shares and 1,762 million
	issued and outstanding shares).
	Capital in excess of nominal value	13,984	13,824	13,627
	Retained earnings and reserves brought forward	4,340	4,902	6,662
	Net income for the financial year	1,005	949	520
12	Shareholders’ equity	23,401	23,711	24,780

	Minority interests share in:
	Retained earnings and reserves brought forward	2,226	2,444	3,024
	Net income for the financial year	243	368	385
13	Minority interests	2,469	2,812	3,409

	Total minority interests and shareholders’ equity	25,870	26,523	28,189

14	Subordinated debt	8,453	8,300	8,867

15	Insurance liabilities, gross of reinsurance	259,532	263,172	272,125

15	Separate account (unit-linked) liabilities, gross of reinsurance	101,069	90,011	115,305

16	Provisions for risks and charges	6,918	9,775	10,553

9	Payables arising from insurance and reinsurance activities	8,312	8,299	8,806

	Payables (bank customers)	11,563	10,656	9,985
	Payables (other)	15,727	15,656	16,556
	Payables arising from non-insurance activities	27,290	26,313	26,541

18	Non-subordinated debt instruments issued	5,156	4,682	6,140

19	Amounts owed to credit institutions	3,851	5,018	6,609

	Accrued expenses	2,784	2,564	2,464

	TOTAL LIABILITIES, MINORITY INTERESTS
	AND SHAREHOLDERS’ EQUITY	449,233	444,657	485,599

/F-3

	AXA
	Off Balance Sheet Commitments

		At December 31,
Notes	(in euro millions)	2003	2002	2001

26	Other commitments received
	– Insurance activities	4,684	4,773	3,450
	– Banking activities	10,121	7,873	7,176
	– Other activities	6,298	5,693	4,640
	Total	21,103	18,338	15,267

26	Other commitments given
	– Insurance activities	6,563	4,643	3,471
	– Banking activities	8,419	9,848	9,837
	– Other activities	2,741	1,635	2,269
	Total	17,723	16,126	15,577

The accompanying notes are an integral part of these consolidated financial statements.

AXA
Consolidated Statements of Income

		Years ended December 31,
Notes	(in euro millions, except per ordinary share amounts)	2003	2002	2001

	Revenues
	Gross written premiums	67,306	69,723	69,471
	Revenues from banking activities	820	1,012	1,127
	Other revenues	3,503	3,992	4,234

31	Gross Premiums and Financial Services Revenues	71,628	74,727	74,832

	Change in unearned premium reserves	320	(382)	(355)
20	Net investment result	26,935	(8,713)	(1,244)

	Total Revenues	98,883	65,632	73,233

	Insurance benefits and claims	(81,317)	(47,922)	(56,668)
21	Reinsurance ceded, net	(1,113)	(523)	1,163
22	Insurance acquisition expenses	(5,798)	(5,891)	(6,394)
	Bank operating expenses	(502)	(600)	(838)
22	Administrative expenses	(7,567)	(8,098)	(8,775)

	Total benefits, claims and other deductions	(96,296)	(63,034)	(71,512)

	Income before income tax expense	2,587	2,597	1,721
23	Income tax expense	(536)	(426)	(45)
8	Equity in income from affiliated entities	41	23	17
4	Goodwill amortization, net	(844)	(877)	(788)
13	Minority interests	(243)	(368)	(385)

	Net Income	1,005	949	520

24	Net Income per Ordinary Share:
	Basic	0.57	0.55	0.30
28	Diluted	0.56	0.55	0.32

In 2003, the foreign exchange impact on net income amounted to €–79 million (2002: €–79 million, 2001: € +19 million).

The accompanying notes are an integral part of these consolidated financial statements.

/F-4

AXA
Consolidated Statements of Shareholders’ Equity

	Ordinary shares		Capital	Retained	Net income
			in excess	earnings	for the
	Number	Nominal	of nominal	and reserves	financial
(in euro millions, except number of shares)	in millions	value	value	brought	year	TOTAL

Balance at December 31, 2000	1,664.9	3,809	12,380	676	7,456	24,321
– Impact of New French GAAP restatements	–	–	–	(593)	–	(593)
– Impact of change in methodology
(AXA Equity & Law Inherited Estate)	–	–	–	(79)	–	(79)
– Conversion of 4.5% mandatorily
convertible bonds at maturity	28.7	66	254	–	–	320
– Squeeze out merger in the buyout of minority
interests in AXA Financial, Inc.	19.7	45	692	–	–	737
– Employee stock purchase program
(July and December 2001)	18.3	42	279	–	–	321
– Exercise of share options	2.6	9	22	–	–	31
– Cash dividend	–	–	–	(1,053)	–	(1,053)
– Impact of foreign currency fluctuations	–	–	–	300	–	300
– Other	–	–	–	(49)	–	(49)
– Net income	–	–	–	-	520	520
Balance at December 31, 2001	1,734.2	3,971	13,627	(796)	7,976	24,779

– Employee stock purchase program
(July and December 2002)	27.2	62	192	–	–	254
– Exercise of share options	0.8	2	6	–	–	8
– Cash dividends	–	–	–	(1,117)	–	(1,117)
– Impact of foreign currency fluctuations	–	–	–	(1,197)	–	(1,197)
– Other	–	–	–	34	–	34
– Net Income	–	–	–	–	949	949
Balance at December 31, 2002	1,762.2	4,035	13,824	(3,076)	8,925	23,711

– Employee stock purchase program
(July and December 2003)	15.1	35	154	–	–	189
– Exercise of share options	0.8	2	6	–	–	8
– Cash dividends (a)	–	–	–	(680)	–	(680)
– Impact of foreign currency fluctuations	–	–	–	(985)	–	(985)
– Other (b)	–	–	–	154	–	154
– Net Income	–	–	–	–	1,005	1,005
Balance at December 31, 2003	1,778.1	4,072	13,984	(4,587)	9,930	23,401

(a)	Includes the cash dividend paid of €599 million and the related supplemental tax charge of €81 million (2002: €971 million and €146 million respectively).
(b)	Including €181 million in counterpart of an exceptional amortization of a goodwill which was offset against shareholders’ equity in 1997 at the time of purchase of Germany operations by the Group. This exceptional amortization of goodwill has been posted following the release of a provision set-up at the time of acquisition, this release was due to the disposal, during 2003, of KölnischeRückversicherung JV to General Ré.

For further information on the movements in shareholders’ equity in the current period see note 12. The accompanying notes are an integral part of these consolidated financial statements.

/F-5

AXA
Consolidated Statements of Cash Flows

	Years ended December 31,
(in euro millions)	2003	2002	2001

Net income	1,005	949	520
Adjustments to reconcile net income to net cash provided
by operating activities:
Net investment gains/losses	(1,913)	3,343	1,811
Minority interests	243	368	385
Depreciation and amortization expense	3,117	1,621	2,253
Change in insurance liabilities	13,574	8,517	9,011
Net change in banking activities including broker-dealer
receivables & payables	0	1	(187)
Net change in repurchase agreements	(80)	627	53
Other (a)	(608)	(1,098)	(1,053)

Net cash provided by operating activities	15,339	14,328	12,795

Cash flows from investing activities (b):
Maturities and sales:
Fixed maturities	63,370	60,800	60,491
Equity investments	19,198	22,361	23,003
Real estate	1,174	2,217	3,225
Loans and other	4,081	4,964	5,825
Purchases:
Fixed maturities	(68,845)	(68,633)	(71,090)
Equity investments	(24,596)	(22,398)	(31,421)
Real estate	(725)	(1,244)	(1,211)
Loans and other (c)	(6,527)	(8,531)	(8,892)
Net purchases of property and equipment	(230)	(316)	(724)

Net cash used in investing activities	(13,100)	(10,780)	20,793

Cash flows from financing activities:
Long term debt and borrowings	830	(24)	1,432
Subordinated debt and mandatorily convertible bonds and notes	614	(810)	(1,774)
Issuance of ordinary shares (d)	196	262	301
Dividends	(1,006)	(1,553)	(1,584)

Net cash (used in) provided by financing activities (e)	634	(2,126)	(1,625)

Net impact of foreign exchange fluctuations	(696)	(768)	(514)
Change in cash due to change in scope of consolidation	(280)	(157)	91

Net (decrease) increase in cash and cash equivalents	1,897	497	(10,047)
Cash and cash equivalents beginning of year (net)	16,515	16,018	26,065

Cash and cash equivalents end of year (net) (c) (d) (e)	18,412	16,515	16,018
Supplemental cash flow information:
continuing and discontinued operations
Interest paid	829	894	913
Income taxes paid	300	118	661
Supplemental cash flow information: continuing operations
Interest paid	829	894	913
Income taxes paid	300	118	661

(a)	Includes the net change in other debtors and other creditors, including reinsurance deposit.
(b)	Includes the cost of acquisitions and proceeds from sale of subsidiaries.
(c)	Includes net movements in Separate Account (unit-linked assets) in 2003 for €4,763 million (2002: €4,918 million, and 2001: € 5,336 million).
(d)	There was no significant non-cash transactions in 2003 and 2002.
In 2001, non-cash transactions included: (i) conversion of the 4.5% mandatorily convertible bonds into ordinary shares at maturity in January 2001 of €320 million, (ii) the merger of Lor Finance and Financière 45 (existing wholly-owned subsidiaries) with and into AXA (the Company) of €2,198 million, and (iii) ordinary shares exchanged in connection with AXA’s buyout of minority interests in AXA Financial following the completion of the squeeze out merger of AXA Merger Corp. (a wholly-owned subsidiary of AXA created to effectuate the transaction) with and into AXA Financial on January 2, 2001 of €737 million.
(e)	Represents cash and cash equivalents net of bank overdrafts. Cash and cash equivalents are presented in the balance sheet gross of bank overdrafts, which are presented separately in liabilities under the balance sheet caption “Amounts owed to credit institutions”. Gross cash and cash equivalents at December 31, 2003, 2002 and 2001 totaled €19,428 million, €17,592 million, and €17,646 million respectively.

The accompanying notes are an integral part of these consolidated financial statements.

/F-6

Notes to the Consolidated Financial Statements

1. Financial Statement Presentation

GENERAL PRINCIPLES

AXA, a French “société anonyme” (the “Company” and, together with its consolidated subsidiaries, “AXA” or “the Group”), is the holding (Parent) Company for an international financial services group focused on financial protection, insurance and asset management. The list of AXA’s consolidated entities is provided in note 3.

The consolidated financial statements of AXA have been translated into English from those published in French and include additional disclosures required by the U.S. Securities and Exchange Commission (“SEC”) primarily included in notes 6, 17, 27, 28, 29, 30, 31, 33 and 34 to the consolidated financial statements.

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

FOREIGN EXCHANGE TRANSLATION

Assets and liabilities of subsidiaries denominated in non-euro currencies, being the functional currency of the local subsidiary, were translated into euro using year-end spot foreign exchange rates. Revenues and expenses transacted in foreign currencies were translated into euro using the average exchange rate for the accounting period. The impact of foreign exchange rates is recorded within consolidated shareholders’ equity.

CHANGES IN PRESENTATION

There were no changes in presentation in 2003 and 2002. In 2001 and as a result of new French Regulations adopted on January 1, 2001, certain reclassifications were made to AXA’s consolidated balance sheet and statement of income and 2000 was restated for comparative purposes.

2. Significant Accounting Policies

GENERAL ACCOUNTING PRINCIPLES

The consolidated financial statements are prepared in accordance with generally accepted accounting principles in France (referred to as “French GAAP”). French GAAP is based on the:

  French Law of January 3, 1985 and its decree of application regarding consolidation; and
  Regulations issued by the French Accounting Regulations Committee (“Comité de la Réglementation Comptable” or CRC) including the new regulation 2000-05 that became effective on January 1, 2001 and introduced certain new accounting and disclosure principles for preparing and presenting the consolidated financial statements of an insurance company.

/F-7

In certain material respects, French GAAP differs from generally accepted accounting principles in the United States of America (“U.S. GAAP”). A description of the significant differences between French GAAP and U.S. GAAP, a reconciliation of AXA’s consolidated net income and shareholders’ equity to U.S. GAAP and condensed consolidated statements of income and balance sheets for each of the three years ended December 31, 2003 and at December 31, 2002 and 2001 are included in notes 33 and 34.

CHANGES IN ACCOUNTING PRINCIPLES UNDER FRENCH GAAP

CHANGES IN ACCOUNTING PRINCIPLES IN 2003

There were no changes in accounting principles adopted in 2003, whose impact was material for the Group.

On December 12, 2002, regulation 02-10 was issued by the French Accounting Regulation Committee “Comité de la réglementation Comptable” or CRC) in respect of depreciation and impairment of assets. In 2003, this regulation came into force following transitional provisions issued by the “Emergency Committee” of the French Standard setter (“Comité d’urgence du Conseil National de la Comptabilité” or CNC), and modified by CRC regulation 03-07 issued on December 12, 2003. In respect of goodwill, AXA already applies this regulation. The methodology used is described in the following pages under the paragraph Valuations of assets - Goodwill. Due to the AXA’s activities, the other provisions set out by this regulation had no significant impact on AXA’s consolidated financial statements. Also in 2003, the French standard setter (“Conseil National de la Comptabilité” or CNC) announced the terms for evaluating liabilities relating to pensions and similar benefits in the form of recommendation 2003-R.01 of April 1, 2003. This recommendation did not impact AXA’s consolidated financial statements (see section Valuation of liabilities-Provisions for risks and charges below).

Effective from January 1, 2002, AXA has applied CRC regulation 2000-06 in respect of recognizing liabilities and regulation 2002-09 in respect of derivative instruments accounting for companies governed by the French insurance code. The introduction of these regulations did not impact AXA’s consolidated financial statements.

CHANGES IN ACCOUNTING PRINCIPLES IN 2002

Effective from January 1, 2002, AXA is required to comply with regulation No. 2000-06 issued by the French Accounting Regulations Committee (the Comité de la Réglementation Comptable) in respect of recognizing liabilities. This new regulation did not impact AXA’s consolidated financial statements. There were no other changes in accounting principles adopted in 2002.

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

/F-8

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

Unless otherwise indicated above, the cumulative effect of changes in accounting principles under French GAAP was recorded in AXA’s consolidated shareholders’ equity at January 1, 2001, net of tax and allocation to participating policy-holders, when material. For further information, see AXA’s consolidated statement of shareholders’ equity.

Changes in accounting principle specific to the UK “With-Profit” contracts

In the context of AXA Equity & Law’s Plan of Financial Reorganization completed in 2001, as it related to its UK participating (“With-Profit”) fund and related surplus assets referred to as the “inherited estate”, AXA changed its accounting for UK “With-Profit”) contracts. The UK “With-Profit” contracts are participating life insurance contracts

/F-9

that provide for the sharing of investment performance and other company experience with policyholders. The excess of assets over liabilities (including the unrealized investment gains and losses) in the participating long-term business fund are maintained within a Fund for Future Appropriations (“FFA”). The FFA is, in general, used to fund the future terminal bonuses to be attributed to participating policyholders in accordance with the terms of the insurance contract. Consequently, the balance sheet in a UK insurance company will include not only the policyholder insurance benefits but also the FFA.

Up until December 31, 2000, the portion of the FFA attributable to terminal bonuses was included in the UK “With-Profit” contracts liabilities, with the remaining portion in shareholders’ retained earnings and reserves. Effective from January 1, 2001 and due to AXA Equity & Law’s Plan of Financial Reorganization undertaken in 2001, to better reflect policyholders’ rights, 100% of the FFA is now included in the UK “With-Profit” contract insurance liabilities. This method is based on the “UK modified statutory basis” used in the local UK financial statements. Under this methodology the basis for which AXA recognizes profits from such participating business has also been changed, from the sum of 10% of the operating results derived from the business to only 10% of the bonus declared in the period.

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

Companies, in which AXA exercises significant long-term influence, that is, affiliated companies, are accounted for as an investment using the equity method of accounting. Significant influence is presumed when AXA directly or indirectly holds 20% or more of the voting rights or when significant influence is exercised through an agreement with other shareholders. Certain entities are also accounted for as investments under the equity method if their contribution to revenue, net income or net financial position is not significant.

Investments in mutual funds, investment and real estate companies principally held by AXA’s insurance entities are not consolidated but accounted for at cost, if the exclusion from consolidation does not impact the true and fair presentation of AXA’s consolidated financial position or operating results.

/F-10

Subsidiaries and investments in affiliates are accounted for at cost rather than being consolidated if the following conditions are met:

  The entity is held for sale from the date of acquisition,
  The subsidiary does not have a material impact on AXA’s consolidated financial position and consolidated operating results, or
  The information required to prepare the consolidated financial statements cannot be readily obtained, either for reasons of cost or timeliness of preparing such information.

The equity holdings of entities that are not consolidated, which are used to support separate account (unit-linked) contracts, are included in the calculation of AXA’s controlling interest but are excluded from the calculation of the percentage of ownership interest.

In accordance with regulation 2000-05 mentioned above, special purpose vehicles in which the AXA holds no equity securities are excluded from consolidation. However, relevant information on these vehicles is provided in note 27 to the consolidated financial statements. In accordance with the French “Financial Security Act” (Loi de Sécurité Financière 2003-706) issued on August 1, 2003 and subject to the modification of the aforementioned regulation, these vehicles will be consolidated effective from January 1, 2004.

BUSINESS COMBINATIONS: PURCHASE ACCOUNTING AND GOODWILL INCLUDING ACQUISITION OF MINORITY INTERESTS

Business acquisitions are generally accounted for using the purchase method of accounting under both French GAAP and U.S. GAAP. Certain business combinations can be accounted as a merger under Article 215 of the new French regulations, so long as specific criteria are met.

Valuation of assets acquired and liabilities assumed

At the first consolidation, the identifiable assets and liabilities of the acquired company are recorded at their estimated fair value. However, the insurance liabilities are maintained at the predecessor’s carrying value if the measurement basis is consistent with AXA’s accounting principles. In conjunction with purchase accounting relating to acquired life insurance operations, an asset is recorded corresponding to the present value of estimated future profits emerging on purchased life insurance business in-force at the date of acquisition (also referred to as value of purchased life insurance business in-force or VBI). The present value of future profits is estimated using actuarial assumptions based on anticipated experience. This experience is determined as of the purchase date using a discount rate that includes a risk premium.

Acquisitions of minority interests

In respect of acquisitions of minority interests in an existing consolidated entity, the portion of assets acquired and liabilities assumed are maintained at their existing net carrying values at the date of acquisition and not adjusted to reflect their estimated fair values.

Determination of purchase price

The purchase price includes the direct costs and external fees related to the transaction, including the costs of settling or exchanging the target company’s outstanding employee share options (applicable to all acquisitions including acquisitions of minority interests). If the transaction is based in a foreign currency, the impact of the foreign currency is included in the purchase price at the date of the transaction or the initial date of the transaction (if it occurs over a period of time).

/F-11

Goodwill

The difference between the purchase price and the net assets acquired represents goodwill. Positive goodwill, that is, the purchase price is greater than the identifiable assets acquired, is recorded as an asset.

If goodwill is negative, the following adjustments are made:

  Acquisition of a company that was not previously consolidated: the estimated fair value is decreased to the extent necessary to eliminate such excess,
  Increase in interest of ownership interest of an existing consolidated company: the net carrying value of the assets are reviewed and decreased in value where appropriate, with the remaining negative goodwill offset against any pre-existing goodwill asset arising from previous partial acquisitions of the company in question.

Any excess remaining after the adjustments above is recorded as a liability and is referred to as negative goodwill. Revisions can be made to goodwill up until the end of the fiscal year end following the year of the acquisition, if new information becomes available.

Goodwill recorded is allocated (i) to the companies or portfolios of business acquired in respect of importance in the market and their expected profitability, and (ii) to the segments and entities within the AXA Group that will benefit from the activities acquired.

For acquisitions undertaken prior to January 1, 2001, when new shares were issued by AXA (the Company) to partly finance an acquisition, a portion or all of the goodwill could be charged directly to retained earnings and reserves (to the extent of the portion financed by the issue of new shares). Effective from January 1, 2001, this treatment is no longer permitted and was not subject to a retroactive adjustment upon adoption of the new French regulations in 2001. Acquisitions can be accounted for using the “preferred method” detailed in article 215 of the new Pooling of interests regulation if certain conditions are met.

INTERCOMPANY TRANSACTIONS

From January 1, 2001, and in preparing the consolidated financial statements, the entire effect of intercompany transactions is eliminated upon consolidation unless there are other-than-temporary losses, which are usually recorded immediately.

When an asset is disposed of internally and not intended for long-term holding within AXA’s asset portfolios:

  The tax corresponding to the realized capital gain or loss is eliminated upon consolidation through a deferred tax adjustment recorded in the balance sheet,
  The same applies to the potential policyholder benefit in respect of the disposal gain or loss (a deferred policyholder benefit asset or liability is then posted to the balance sheet).

In addition, the total or partial transfer of securities between two subsidiaries fully integrated but held with different interest rates will not effect the consolidated operating results, with the exception of the recognition of any related deferred tax and allocation to policyholder’s participating benefits, which are not restated in the consolidated accounts as the securities transferred are intended for long-term holding. The impact of these transfers on the Group shareholder’s equity (its counterpart being recorded in minority interest) is identified in the “Goodwill and purchase accounting” line of the shareholder’s equity reconciliation.

/F-12

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

If parameters used to determine the initial amortization period (value of assets, future operating profits, market share) do not change in the course of this period, the initial amortization pattern remains the same. If there are significant adverse changes, an exceptional goodwill amortization charge is recorded (or a modification to the initial pattern). However, when the fair value is not deemed notably, that is significantly, lower than the net book value, the goodwill is maintained at its net book value in the balance sheet. As a consequence, no exceptional amortization charge is recorded if the amount is less than the cumulative amortization charge over a period equal to 1/5th of the initial amortization period and (i) there is an intention to hold the interest in the Company, and (ii) based on available information it is more likely the deterioration is not definitive.

The multi-criteria analysis mentioned above and performed to determine if there are significant adverse changes include the long-term nature of the holding, and exclude factors affected by short-term market volatility. The analysis also considers the interdependence of transactions within sub-groups. Within each operational entity, a comparison is made between net carrying value and the fair value, which is equal to the highest of the market value and value in use. The value in use is the net assets and expected earnings from existing and new business, taking into account the entity’s future prospects. The value of future expected earnings is estimated on the basis of life insurance and savings embedded value figures published by AXA. The fair value also considers similar calculations for other activities, other possible approaches such as those based on various valuation multiples.

INTANGIBLE ASSETS

Value of purchased life insurance business in force (“VBI”)

The VBI, in respect of acquired life insurance companies, is determined on the basis of profits emerging over the contract period and is amortized over the life of the relevant contracts. VBI is subject to annual recoverability testing based on actual experience and expected trends with respect to the principal assumptions used to calculate the VBI.

Capitalized software costs

Certain costs associated with developing software for internal use are capitalized and amortized on a straight-line basis over the estimated useful life of such assets (in general not to exceed five years).

/F-13

INVESTMENTS FROM INSURANCE, BANKING AND OTHER ACTIVITIES

In general, investments are accounted for as described below:

Real estate investments are stated at historical cost less accumulated depreciation and any valuation allowances. Valuation allowances are recorded for a decline in the value of a property that is deemed to be other-than-temporary. Real estate acquired in satisfaction of debt is valued at estimated fair value at the date of foreclosure.

Valuation allowances are recorded on real estate investments in the following cases:

  Buildings to be sold in the twelve months following the end of the accounting period: the allowance is recorded and equals the excess of the net carrying value over the likely selling price, less disposal costs and the cost of works expected to be incurred to bring the building to sale.
  Investment real estate to be held on a long-term view, including securities held in real estate companies: when the appraised value is 15% lower than the net carrying value, the present value of the asset’s future estimated cash flows is calculated. If the calculated amount is lower than the net carrying value, a valuation allowance is recorded, equal to the difference between (a) the net carrying value and (b) the higher of the appraised value or the discounted cash flow value.

If, in subsequent periods, the difference between the appraised value and the net carrying value reaches 15% or more, previously recorded valuation allowances are reversed to the extent of the difference between a) the net carrying value and b) the lower of the appraised value or the depreciated cost.

Fixed maturity securities are stated at amortized cost less valuation allowances. A valuation allowance (equal to the difference between carrying value and the year-end market value) is recorded for a decline in value of a security, which is deemed to be other-than-temporary whereby the amount may not be fully recoverable due to a credit event relating to the security issuer. If this risk disappears, the valuation allowance may be reversed. The assessment of the likelihood that the amounts due can be recovered depends on the particular facts and circumstances of the issuer.

A valuation allowance may be necessary for fixed maturity securities that AXA does not intend to retain, or if any other factor leads to the conclusion that the recovery of amounts due is other-than-temporary.

Equity securities are stated at historical cost less any valuation allowances for declines in the estimated fair values of specific equity investments that are deemed to be other-than-temporary.

Valuation allowances are determined according to a regulation issued by the French standard setter (“l’Avis du Comité d’urgence du Conseil National de la Comptabilité” or CNC) on December 18, 2002 in respect of other-than-temporary impairments.

It is presumed that there is an other-than-temporary impairment when a significant unrealized loss exists for a continuous period of 6 months or more prior to year-end. An unrealized loss is regarded as significant if it equals 20% of carrying value in periods where the markets are slightly volatile, increasing to 30% when markets are volatile as determined by the French regulator. The 20% criterion was applied at December 31, 2003, taking into account market trends in the second half of 2003, in accordance with recommendations issued by the financial markets and insurance industry supervisory authorities. At December 31, 2002 and for the first six months of 2003, the 30% criterion was applied, whereas the 20% criterion was applied in 2001.

/F-14

Certain equity securities that do not meet the aforementioned criteria are also analyzed in the event that (i) the 20% (or 30%) criterion was not reached for all but a few days during the six month-period prior to year-end, (ii) their market value has significantly fallen in the last month of the year, (iii) a valuation allowance was already recorded on these securities in prior years, (iv) there are significant factors other than the fall in the share price that raise questions about the fundamentals of the issuer or (v) the securities are intended to be sold in the near future.

Equity securities intended to be held for business purposes are not subject to valuation allowance, if there are no particular factors that raise questions about the fundamentals of the issuer.

The valuation allowance recorded for equity securities that are determined to have an other-than-temporary impairment is equal to the difference between the net carrying value and the recoverable value at year-end.

  If there is an intention to hold the security on a long-term basis, the recoverable value is the greater of (i) the market value at year-end or (ii) the value determined by taking into account the holding period, and other multicriteria factors (net worth, future cash flows and specific considerations relating to the industry sector/activities of the issuer).
  If equity securities are to be sold in the near future or form part of a portfolio with rapid turnover, the recoverable value is the year-end market value.
  For mutual funds, valuation allowances are determined by taking into account the specific nature of each fund.

Valuation allowances recorded for the impairment of equity securities may be reversed in subsequent periods when facts and circumstances warrant a reversal.

Policy loans are stated at outstanding principal balances.

Mortgage loans on real estate are stated at outstanding principal balances, net of unamortized discounts and valuation allowances. Impairment measurement is based on the present value of expected future cash flows, discounted at the loan’s effective interest rate, on the loan’s observable market price or the fair value of the collateral if the loan is collateral-dependent.

Investments in real estate companies and mutual funds are accounted for as real estate investments or as equity securities, respectively.

Investments for certain activities are stated at fair value with the change in fair value included in income under “net investment result”. The activities in which investments can be valued at fair value are set out below:

  Invested assets in respect of separate account (unit-linked) contracts and invested assets supporting the UK “With-Profit” funds; an adjustment in insurance liabilities is required if a change in fair value occurs.
  Certain investments held by non-European Life insurance subsidiaries, for which the unrealized gains and losses of invested assets are included within insurance liabilities.
  Invested assets held by AXA’s banking subsidiaries for trading purposes, for which the change in fair value is recorded in the net investment result.

OTHER ASSETS

Real estate (property) owned and occupied by AXA is included under the balance sheet caption “Other assets” and depreciated on a straight-line basis over the estimated useful life of the buildings, ranging from 20 to 50 years. This includes materials, fixtures and equipment that are depreciated on a straight-line basis over each asset estimated useful life.

/F-15

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

REINSURANCE CEDED UNDER NON-PROPORTIONAL TREATIES

The ceding of insurance to reinsurers and of reinsurance to reinsurers (the latter called “retrocession”) is accounted for in the balance sheet and statements of income in a manner consistent to the accounting for the underlying direct insurance contract and takes into account contractual clauses.

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

In other cases, restructuring provisions are recorded in the period during which a restructuring plan is approved with any release in provision recorded in the operating results.

Pensions and other post-retirement benefits

All long-term employee benefit liabilities are calculated using the preferred method under the French CRC regulation 2000-05. They include the benefits payable to AXA Group employees when they retire (departure compensation, additional pension, medical cover). In addition, a provision for long-service benefits is recorded. In order to meet those obligations, some regulations have allowed or imposed the establishment of dedicated funds (plan assets). The funding and implementation methods of such plan assets are specific to the local regulation in each country in which the employee benefit plan is held.

Employee benefit liabilities are covered by defined contribution plans and / or defined benefit plans.

  Defined contribution plans are characterized by payments made by the employer to institutions (e.g. pension trusts). The contributions paid by the employer are recorded as an expense in the income statement. No promise is made by the employer regarding the ultimate benefits paid out to the employee.
  Defined benefit plans are characterized by an actuarial assessment of the commitments based on each plan’s internal rules. The present value of the future benefits paid by the employer, known as the PBO (Projected Benefit Obligation), is calculated on the basis of long-term projections (salary increase rate, inflation rate, mortality, turnover, pension indexation and remaining service lifetime).

/F-16

The amount recorded in the balance sheet for employee benefits is the difference between the Projected Benefit Obligation and the market value of the corresponding invested plan assets after adjustment for any unrecognized losses or gains. If the net result is negative, a provision is recorded in the balance sheet under the provision for risks and charges. If the net result is positive, a prepaid asset is recorded in the balance sheet.

  In its recommendation 2003-R.01 of April 1, 2003, the French Standard setter (CNC) described methods of valuing liabilities in respect of pensions and similar benefits. The methods used by AXA are similar to those contained in the CNC’s recommendation, particularly the corridor method, with the following exceptions:
  AXA excludes benefits covered by an insurance policy from the defined benefit obligation calculation. Similarly, the insurance contracts are not included in the plan assets. The net result is identical to that of the CNC’s recommended method with the exception of the impact of actuarial differences on earnings.
  Plan assets may be valued on the basis of market values over a period up to five years, instead of market values at valuation date. In addition, the valuation date used by AXA may be up to three months prior to the year-end, rather than the year-end as recommended by the CNC.
  AXA does not limit the amount of assets it recognizes to the amount recoverable through reduction in future contributions or from a plan refund.
  Past service costs are recognized over the expected remaining service life of the plan participants, even if benefits are fully vested.
  Finally, curtailment and settlement gains and losses are recognized when they are probable and not when they occur.

Income taxes

AXA’s French insurance subsidiaries, AXA Financial and, where permitted, other subsidiaries file individually consolidated income tax returns; other companies file separate income tax returns.

Current income tax expense (benefit) is recorded in earnings on the basis of amounts estimated to be payable or recoverable as a result of taxable operations for the current year based on the relevant local tax regulation. Deferred income tax assets and liabilities are recorded on the basis of differences between financial statement carrying amounts and income tax balances of assets and liabilities and for net operating loss carry forwards, if any. Valuation allowances are recorded for deferred tax assets that are not expected to be recovered, and are reversible in future periods if facts and circumstances that led to the valuation allowance change.

LIABILITY FOR INSURANCE BENEFITS AND CLAIMS

Unearned premium reserves

Unearned premium reserves represent the portion of gross premiums written which has not yet been earned in the period. A portion is included in income over the periods benefited, as the portion of the unearned premium reserve earned in the period is calculated on a pro rata basis in proportion to the insurance still in force at period-end. The deferred acquisition costs related to such contracts are included as an asset under the heading “Prepayments and accrued income” using the same basis.

Insurance liabilities

For traditional life insurance contracts (that is, those contracts with significant mortality risk), the liability for future policy benefits is calculated in accordance with the applicable regulatory principles of each country on the basis of actuarial assumptions as to investment yields, mortality, morbidity and expenses, using a prospective approach. An

/F-17

additional provision is recorded in the event of an adverse impact on the benefits due to a change in mortality tables. If the contracts include a minimum guaranteed rate of return, the insurance liability will also include a provision necessary to cover the guarantee in the event that the future returns are insufficient.

The liability for savings contracts or other investment contracts, in which there is minimal mortality or morbidity risk and that are not separate account (unit-linked) contracts, is determined using the retrospective method. Under this method, the liability represents an account balance based on the premiums received to date plus any interest or bonus credited to the policyholders less policy charges, such as for insurance administration and surrenders.

In respect of participating life insurance contracts, whether allocated or not, the future policy benefit liability includes a value attributable to anticipated participation rights arising from the operating results or net investment return for the period.

The method of determining the insurance benefits is in line with the preferred method set out in the new French regulations effective from January 1, 2001. However, the discount rates used by AXA are, in effect, lower than the expected future investment yield recommended in the regulations.

Specific to future policy benefits on UK “With-Profit” contracts the future policy benefits for such contracts include 100% of the “Fund for Future Appropriation” (FFA), which principally covers the future terminal bonuses according to the terms of these contracts. The FFA and, therefore, the future policy benefits vary with the change in market value of the assets supporting the participating “With-Profit” funds.

Reserves for guarantees in respect of separate account (unit-linked) contracts in respect of direct insurance and reinsurance activities are determined using a prospective approach. The current value on future benefit obligations to be paid to the policyholder in the event that the guarantee is triggered is estimated on the basis of reasonable scenarios. The assumptions include an investment return and related volatility, surrender rates and mortality. This current value of future benefit obligations is set up as a provision such that the total average cost of the guarantees is recognized over the contract life.

Provisions for future negative margins can be recorded by each insurance company based on local regulatory requirements (for example, the premium deficiency reserve). To be maintained at the consolidation level, this provision must be necessary from an economic point of view. In the case of life insurance companies, this provision must consider the insurer’s recoverability of VBI and DAC.

Insurance claims and claims expenses

The claims reserves are determined on a basis to cover the total cost of settling an insurance claim. With the exception of disability annuities, for which the payments are fixed and determinable, the claims reserves are not discounted. The claims reserves include the claims incurred and reported in the accounting period, claims incurred but not reported (“IBNR”) in the accounting period and costs associated with the claims settlement management. The claims reserve is based upon estimates of the expected losses and unexpired risks for all lines of business taking into consideration management’s judgment on the anticipated level of inflation, regulatory risks and the trends in cost and frequency of claims, actual against estimated claims experience, other known trends and development, and local regulatory requirements.

/F-18

Claims reserves include unexpired risk provisions and equalization provisions as set out below:

  Unexpired risk provisions are established for contracts on which the premiums are expected to be insufficient to cover expected future claims and claims expenses. The calculation of the provision includes estimated future losses, administration expenses and investment income.
  Equalization provisions are determined on the basis of local regulations in certain countries in which AXA operates and, principally, relate to catastrophe risks, such as hail, storms, floods, nuclear accidents, pollution liability and terrorist attacks.

PROVISION FOR LIQUIDITY RISK

A provision for liquidity risk must be recorded as a liability by an insurance company if there is a risk of liquidity, principally in the case of large contract surrender, and if the total net book value of investments (excluding fixed maturity investments) of such company is greater than its total market value.

Even though analyses did not demonstrate any liquidity risk, for French regulatory reasons at December 31, 2002, a provision was recorded in the consolidated financial statements for €72 million before tax, or €47 million net Group share. In accordance with the statement made by the “Comité d’Urgence” on January 21, 2004, this provision was deemed unnecessary and was reversed to the income statement at December 31, 2003.

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

CAPITALIZATION RESERVE

In France, increases and decreases in capitalization reserve are accounted for in the local statutory accounts and are eliminated in preparing consolidated financial statements. A deferred tax charge is recorded if there is a strong probability that this reserve will be released. In the event that the entity is a Life insurance company, this will also include a deferred policyholder participating benefit.

DERIVATIVE INSTRUMENTS

Derivative instruments are accounted for according to the opinion of the CRC regulation (CRC 2002-09) issued on December 12, 2002 specific to the accounting for certain financial instruments (forwards) by insurance companies. This opinion is consistent with the existing principles applied by AXA, with the exception of the recognition until 2001 of unrealized gains on derivatives instruments in transactions that do not qualify as hedges.

For derivative transactions that qualify as hedges, where AXA uses in asset-liability management or to cover certain designated assets or liabilities against a change in fair value or variability in cash flows, the total change in value is recorded in a similar manner as the underlying hedge item; related charges and revenues are recorded in the net investment result. Tests of effectiveness are performed on a routine basis. For foreign currency hedges in net investments in foreign consolidated companies, the unrealized and realized gains and losses are recorded in shareholders’ equity until the foreign subsidiary is sold, at which time the amount is included in income. In the case of a strategic investment / divestment, the results are deferred until the asset is acquired or sold. In the case of a yield-based investment, results are recorded over the duration of the strategy.

/F-19

Other derivative instruments that are not involved in qualifying accounting hedges are accounted for on the balance sheet at estimated fair value. The unrealized losses are included in the net investment result. Any unrealized gains are recorded but fully offset by a provision to neutralize the impact in the income statement. The estimated fair value is determined using market value, if available, otherwise determined using other valuation techniques such as option pricing models, or other internal estimates.

REVENUE RECOGNITION

GROSS PREMIUMS AND FINANCIAL SERVICES REVENUES

Gross premiums written correspond to the amount of premiums written on business incepted in the year for insurance and reinsurance companies, net of policy cancellations and gross of reinsurance ceded. In the reinsurance sector, the premiums are recorded on the basis of declarations made by the cedant and may include estimates of gross premiums written but not yet reported in the period, which are adjusted in future periods to reflect actual gross premiums written and ceded to the reinsurer.

Gross revenues from banking and other activities mainly include:

  Commissions received upon the sale of financial products, including those revenues received by the insurance companies on such activities,
  Commissions received and fees for services rendered in respect of asset management activities,
  Rental income received by real estate management companies and
  Sales proceeds received on buildings constructed or renovated and subsequently sold by real estate businesses.

CHANGE IN UNEARNED PREMIUM RESERVES

The unearned premium reserve is reported as a liability (see “Unearned Premium Reserve” above). Total revenues in the period include the change in unearned premium reserve, which represents the earned premium in the period, gross of reinsurance.

NET INVESTMENT RESULT

The net investment result in respect of insurance activities includes:

  Investment income from the insurance-related invested assets, net of depreciation expense on real estate investments (depreciation expense on real estate not held for investment is included in administrative expenses),
  Financial charges and expenses,
  Realized investment gains and losses net of valuation allowances for investment impairment, and
  Unrealized investment gains and losses on invested assets in respect of separate account (unit-linked) assets, assets allocated to UK “With-Profit” contracts and other invested assets whereby such assets are stated at market value (refer to “Investments from insurance, banking and other activities” above).

In respect of banking activities, interest income and financial charges including interest expenses are included in bank operating income and bank operating expenses, respectively.

From time to time subsidiaries that are not wholly owned by AXA may issue additional capital. As a result, AXA’s ownership interest in that subsidiary decreases and a dilution gain or loss arises. This gain or loss is recorded in the net investment results.

/F-20

TREASURY SHARES

Treasury shares are recorded as a reduction of consolidated shareholders’ equity. However, such investments in Parent Company stock are accounted for as an investment in equity securities if the treasury shares are held to stabilize the Company’s share price in the market, to be attributed to employees in connection with share purchase programs, or are treated as investments supporting separate account (unit linked) contracts.

ACCOUNTING FOR SHARE OPTIONS

The accounting principles adopted by AXA for the accounting of stock option plans will vary according to the type of stock option plan.

OPTIONS TO SUBSCRIBE FOR SHARES (INCREASE IN AXA’S CAPITAL)

For share option plans issued by AXA (the Company) that do not feature a liquidity guarantee given by AXA (the Company) to the employee, in principle no expense is recorded. For share option plans issued by AXA entities other than AXA (the Company) in which the grant provides an advantage to the employees (the exercise price is less than the market price at the date the number of options and the exercise price are known), a liability is recorded on a systematic basis over the vesting period.

For all share options granted by AXA (the Company) or any other AXA entity that provide a liquidity guarantee, a liability (corresponding to the difference between the market value of the shares and the exercise price) is determined at a measurement date, being the vesting or exercise date. Accordingly, an estimate of the compensation charge is determined at the end of each interim reporting period dependent on the market value of the underlying shares at such interim date.

In respect of acquisitions of minority interests, the share repurchase leads to an increase in the Group’s interest. The cost of settling or exchanging the target company’s outstanding employee share options is included in the purchase price, as the buyout includes the cost of acquiring the minority shareholders interests plus the potential shares to be issued by the target company in respect of the share options granted to its employees. The excess price should be split between a charge corresponding to the increase in the Group’s interest to the initial interest level and additional goodwill corresponding with the additional interest acquired.

OPTION TO PURCHASE SHARES (WHICH ARE PURCHASED WITHIN THE MARKET)

When employee share options to purchase shares are issued by AXA a provision is recorded (corresponding to the difference between the market value of the shares to be acquired in the market and the exercise price over the acquisition period). This provision is adjusted on an annual basis to reflect the change in market value of the underlying shares up until the date the shares are to be acquired.

/F-21

3. Principal Subsidiaries and Companies accounted for under the equity method

CHANGES IN SCOPE

PRINCIPAL CHANGES IN CONSOLIDATION IN 2003

The main changes in the scope of consolidation in 2003 were the disposal of activities in Austria and Hungary, finalized in June 2003, the sale of AXA Asia Pacific Holdings’ 50% stake in Members’ Equity Pty Ltd in January 2003, and, in Germany, the sale of AXA’s stake in Colonia Re JV to General Re in July 2003.

In France, the activities of Jour Finance were merged with AXA France Vie, and real estate company Vendôme Haussmann joined the scope of consolidation on June 30, 2003. Other 2003 changes are detailed in the schedules presented below.

PRINCIPAL CHANGES IN CONSOLIDATION IN 2002

The main change in scope of consolidation in 2002 was the sale of AXA Health Insurance Pty Ltd in Australia, taken into account as of August 31, 2002 (8 months of activity in 2002).

The activities of Banque Directe were merged with AXA Banque. The activities of Ipac Securities Limited were integrated within the AXA Australia New Zealand sub-group on the acquisition date.

COMPANIES FULLY CONSOLIDATED

The following tables list the companies consolidated (fully or proportionally) or accounted for under the equity method, as well as the Company’s share of the subsidiary’s voting rights and direct and indirect ownership interest, at December 31, 2003 and 2002.

Certain entities below represent the Parent Company of sub-groups that can hold an interest in entities in more than one country and, therefore, may be consolidated with an ownership interest less than that indicated for the Parent Company of the sub-group.

/F-22

		2003		2002
Parent and Holding	Change	Voting	Ownership	Voting	Ownership
Companies	in Scope	rights	interest	rights	interest

France
AXA		Parent company		Parent company
AXA China		100.00	76.31	100.00	76.31
AXA France Assurance		100.00	100.00	100.00	100.00
Colisée Excellence		100.00	100.00	100.00	100.00
AXA Participations II
(formerly Financière Mermoz)		100.00	100.00	100.00	100.00
Jour Finance	Merger with AXA France Vie	–	–	100.00	99.94
Mofipar		99.90	99.90	100.00	99.90
Société Beaujon		99.99	99.99	99.99	99.99
AXA Technology Services		100.00	99.99	100.00	99.99

United States
AXA Financial, Inc.		100.00	100.00	100.00	100.00

United Kingdom
Guardian Royal Exchange Plc		100.00	99.99	100.00	99.99
AXA UK Holdings Limited		100.00	100.00	100.00	100.00
AXA UK Plc		100.00	99.99	100.00	99.99
AXA Equity & Law Plc		99.95	99.95	99.95	99.95

Asia / Pacific
National Mutual International Pty Ltd		100.00	51.66	100.00	51.66
AXA Insurance Holdings Co. Japan		96.42	96.42	96.42	96.42
AXA Asia Pacific Holdings Ltd		51.66	51.66	51.66	51.66

Germany
GRE Continental Europe Holding Gmbh		100.00	91.05	100.00	90.17
Kölnische Verwaltungs AG
für Versicherungswerte		99.56	97.50	99.56	97.30
AXA Konzern AG		91.69	91.05	90.86	90.17

Belgium
AXA Holdings Belgium		100.00	99.92	99.98	99.88
Royale Belge Investissement		100.00	99.92	100.00	99.88

Luxembourg
AXA Luxembourg SA		100.00	99.92	100.00	99.88

Austria
AXA Nordstern Holding	Disposal	–	–	100.00	90.17

The Netherlands
AXA Verzekeringen		100.00	99.92	100.00	99.88
Gelderland		100.00	99.92	100.00	99.88
Vinci BV		100.00	100.00	100.00	100.00

Spain
AXA Aurora SA		100.00	100.00	100.00	100.00

Italy
AXA Italia SpA		100.00	100.00	100.00	100.00

Morocco
AXA Ona		51.00	51.00	51.00	51.00

/F-23

		2003		2002
Life & Savings	Change	Voting	Ownership	Voting	Ownership
and Property & Casualty	in Scope	rights	interest	rights	interest

France
AXA France IARD		99.92	99.92	99.92	99.92
Direct Assurances IARD		100.00	100.00	100.00	100.00
AXA France Vie		99.77	99.77	100.00	99.95
AXA France Collectives	Merger with AXA France Vie	–	–	99.40	99.39
Juridica		98.51	98.51	98.51	98.51

United States
The Equitable Life Assurance Society
of the United States		100.00	100.00	100.00	100.00

Canada
AXA Canada Inc.		100.00	100.00	100.00	100.00

United Kingdom
AXA Insurance Plc		100.00	99.99	100.00	99.99
AXA Sun Life Plc		100.00	99.99	100.00	99.99
GREA Insurance
(Discontinued activity)		100.00	99.99	100.00	99.99
PPP Group Plc		100.00	99.99	100.00	99.99
PPP Healthcare Ltd		100.00	99.99	100.00	99.99

Ireland
Guardian PMPA Group Ltd		100.00	99.99	100.00	99.99

Asia / Pacific
AXA Group Life Insurance (Japan)		100.00	96.42	100.00	96.42
AXA Insurance Co. (Japan)		100.00	96.42	100.00	96.42
AXA Life Insurance Singapore		100.00	51.66	100.00	51.66
AXA Non Life Insurance Co Ltd (Japan)		100.00	100.00	100.00	100.00
AXA Australia New Zealand		100.00	51.66	100.00	51.66
AXA China Region Limited		100.00	51.66	100.00	51.66

Germany
AXA Versicherung AG		100.00	91.05	100.00	90.17
AXA Leben Versicherung AG		100.00	91.05	100.00	90.17
Die Alternative Versicherung AG		100.00	100.00	100.00	100.00
AXA Kranken Versicherung AG		99.42	90.31	99.42	89.43

/F-24

		2003		2002
Life & Savings	Change	Voting	Ownership	Voting	Ownership
and Property & Casualty	in Scope	rights	interest	rights	interest

Hungary
AXA Biztosito Rt	Disposal	–	–	100.00	90.17

Austria
AXA Versicherung	Disposal	–	–	100.00	90.17

Belgium
Ardenne Prévoyante		100.00	99.92	100.00	99.88
AXA Belgium SA		100.00	99.92	100.00	99.88
UAB		100.00	99.92	100.00	99.88

Luxembourg
AXA Assurances Luxembourg		100.00	99.92	100.00	99.88
AXA Assurances Vie Luxembourg		100.00	99.92	100.00	99.88

The Netherlands
AXA Leven N.V.		100.00	99.92	100.00	99.88
AXA Schade N.V.		100.00	99.92	100.00	99.88
AXA Zorg N.V.		100.00	99.92	100.00	99.88
Unirobe Groep B.V.		100.00	99.92	100.00	99.88

Spain
Ayuda Legal SA de Seguros y Reaseguros		100.00	99.69	100.00	99.68
AXA Aurora SA Iberica de Seguros y Reaseguros		99.69	99.69	99.68	99.68
AXA Aurora SA Vida de Seguros y Reaseguros		99.69	99.69	99.68	99.68
AXA Aurora SA Vida		99.96	99.66	99.96	99.65

Italy
AXA Interlife		100.00	100.00	100.00	100.00
UAP Vita		100.00	100.00	100.00	100.00
AXA Assicurazioni		100.00	99.99	100.00	99.98

Switzerland
AXA Compagnie d’Assurances sur la Vie		100.00	100.00	100.00	100.00
AXA Compagnie d’Assurances		100.00	100.00	100.00	100.00

Portugal
AXA Portugal Companhia de Seguros SA		99.61	99.37	99.61	99.36
AXA Portugal Companhia de Seguros de Vida SA		95.09	94.89	95.09	95.05

Morocco
AXA Assurance Maroc		100.00	51.00	100.00	51.00
Epargne Croissance		99.59	50.79	99.59	50.79

/F-25

			2003		2002
International Insurance		Change	Voting	Ownership	Voting	Ownership
(entities having worldwide activities)		in Scope	rights	interest	rights	interest

AXA RE (sub-group) (a)			100.00	100.00	100.00	100.00
AXA Corporate Solutions Assurance (sub-group) (a)			98.75	98.75	98.49	98.49
AXA Cessions (a)			100.00	100.00	100.00	99.99
AXA Assistance SA (sub-group)			100.00	100.00	100.00	100.00
English & Scottish			100.00	100.00	100.00	100.00
Créalux			100.00	99.92	100.00	99.88
Futur Ré			100.00	98.75	100.00	98.49
Saint-Georges Ré			100.00	100.00	100.00	100.00

(a) A part of AXA Corporate Solutions in 2002.

			2003		2002
Asset Management		Change	Voting	Ownership	Voting	Ownership
(entities having worldwide activities)		in Scope	rights	interest	rights	interest

AXA Investment Managers (sub-group)			95.61	93.23	95.56	93.11
Alliance Capital (sub-group)			55.51	55.51	55.72	55.72
National Mutual Funds Management (sub-group)			100.00	51.66	100.00	51.66

			2003		2002
		Change	Voting	Ownership	Voting	Ownership
Financial Services		in Scope	rights	interest	rights	interest

France
AXA Banque			100.00	99.92	100.00	99.98
AXA Crédit			65.00	64.95	65.00	64.99
Colisée Suresnes	Transfer to	SCI Vendôme Tridor	–	–	96.33	96.30
Compagnie Financière de Paris			100.00	100.00	100.00	100.00
Holding Soffim			100.00	100.00	100.00	100.00
Sofapi			100.00	100.00	100.00	100.00
Sofinad			100.00	100.00	100.00	100.00

Germany
AXA Vorsorgebank			100.00	91.05	100.00	90.17
AXA Bausparkasse AG			99.69	90.77	99.69	89.89

Belgium
AXA Bank Belgium			100.00	99.92	100.00	99.88
IPPA Vastgoed			100.00	99.92	100.00	99.88

Hungary
AXA Biztosito Pension Fund		Disposal	–	–	100.00	90.17

/F-26

PROPORTIONALLY CONSOLIDATED COMPANIES

		2003		2002
Life & Savings	Change	Voting	Ownership	Voting	Ownership
and Property & Casualty	in Scope	rights	interest	rights	interest

France
Natio Assurances		50.00	49.96	50.00	49.96
NSM Vie		40.30	40.30	40.07	40.07
Vendôme Haussmann	Entry in 2003	50.00	42.70	–	–
Fonds immobiliers Paris Office Funds		50.00	49.91	50.00	49.89

Belgium
Assurances de la Poste		50.00	49.96	50.00	49.94
Assurances de la Poste Vie		50.00	49.96	50.00	49.94

INVESTMENTS IN AFFILIATED COMPANIES (EQUITY METHOD)

		2003		2002
	Change	Voting	Ownership	Voting	Ownership
Financial Services	in Scope	rights	interest	rights	interest

France
Compagnie Financière de Paris Crédit	2002 (a)	100.00	100.00	100.00	100.00
Argovie	2002 (a)	94.47	94.25	94.03	93.46
Banque de Marchés et d’Arbitrages		27.71	27.70	27.71	27.70

Germany
Colonia Re (General Re J.V.)	Disposal	–	–	49.90	44.99

Asia / Pacific
AXA General Insurance Hong Kong Ltd	2002 (a)	100.00	100.00	100.00	100.00
AXA Insurance Investment Holding	2002 (a)	100.00	100.00	100.00	100.00
AXA Insurance Hong Kong Ltd	2002 (a)	100.00	100.00	100.00	100.00
AXA Insurance Singapore	2002 (a)	100.00	100.00	100.00	100.00
National Mutual Home Loans
Origination Fund No. 1		100.00	51.66	100.00	51.66
Members Equity Pty Ltd	Disposal	–	–	50.00	25.83
Ticor		28.62	14.98	28.62	14.98

Spain
Hilo Direct SA de Seguros y Reaseguros	2002 (a)	50.00	50.00	50.00	50.00

Turkey
AXA Oyak Holding AS	2002	50.00	50.00	50.00	50.00
AXA Oyak Hayat Sigorta AS	2002 (a)	100.00	50.00	100.00	50.00
AXA Oyak Sigorta AS	2002	70.91	35.45	70.91	35.45

(a)	AXA entities have more than a 50% ownership in those companies. These entities are accounted for under the equity method of accounting since January 1, 2002, as their contribution to revenues income, and net assets was not significant to the Group.

/F-27

4. Business Combinations

GOODWILL

An analysis of goodwill by principal acquisition and by segment is presented in the table below.

(in euro millions)	2003	2002	2001

Gross amount of goodwill, at January 1,	17,490	18,273	17,417
Accumulated amortization, at January 1,	(3,083)	(2,394)	(1,552)

Net carrying value, at January 1,	14,407	15,879	15,865

Goodwill arising from new acquisition	18	159	584
Goodwill amortization in the period	(844)	(879)	(789)
Other variation (excluding foreign exchange)	(31)	142	185
Foreign exchange translation adjustments	(676)	(895)	34

Net carrying value, at December 31,	12,874	14,407	15,879

Accumulated amortization, at December 31,	3,686	3,083	2,394

Gross amount of goodwill, at December 31,	16,561	17,490	18,273

Net carrying value analysed by reportable segment:
Life & Savings	7,041	7,758	8,171
Property & Casualty	2,076	2,061	2,168
International Insurance	15	16	48
Asset Management	3,668	4,497	5,412
Other	74	76	79

Net carrying value, at December 31,	12,874	14,407	15,879

SIGNIFICANT ACQUISITIONS IN 2003

No significant acquisitions undertaken in 2003.

SIGNIFICANT ACQUISITIONS IN 2002

No significant acquisitions undertaken in 2002.

SIGNIFICANT ACQUISITIONS IN 2001

AXA UK (2001) - Financial reorganisation of AXA Equity & Law

In July 2000, AXA Equity & Law proposed a plan for its financial reorganization (“the Plan”) to its eligible participating (With-Profit) policyholders. The Plan addressed principally the attribution of the “inherited estate” (assets in excess of the amount required to meet the policyholders reasonable expectations) held in the With-Profit fund of AXA Equity & Law. Approximately 74% of eligible policyholders (by policy value) elected in favor of the Plan. In December 2000,

/F-28

the Plan was approved by the High Court of Justice in the United Kingdom and it became irrevocable in January 2001. The Plan took effect on April 1, 2001, at which date the Inherited Estate had a fair value of £1.7 billion (€2.7 billion). In July 2001, AXA Equity & Law made a second and final proposal, with terms similar to the original proposal, to the remaining eligible policyholders who did not elect at the first opportunity in 2000. The Plan was finally approved by a total of approximately 87% of all With-Profit policyholders, representing 91% of the eligible policyholders by value. As part of the Plan, a reorganization bonus of £250 million (€397 million) had been allocated to all With-Profit policy-holders from the Inherited Estate, payable upon surrender, maturity or death.

The French GAAP carrying value of the Inherited Estate amounted to £958 million (€1.5 billion) after deducting (i) the reorganization bonus of £250 million (€397 million), (ii) approximately £600 million (€954 million) of unrealized capital gains and (iii) certain other adjustments to comply with French GAAP. This Inherited Estate has been attributed as follows: (i) £777 million (€1,235 million) to AXA and (ii) £181 million (€288 million) remaining in the participating (“With-Profit”) fund. According to the terms and conditions of the Plan, the portion of the Inherited Estate attributed to AXA, along with the non-participating insurance business, was transferred out of the participating (With-Profit) fund into separate legal non-participating funds in which 100% of the operating results will accrue to AXA in future periods. As a result of this operation, AXA acquired a portion of the surplus assets held in the participating (With-Profit) fund and related future benefits based on the percentage of policyholders who elected in favor of the plan. This acquisition was effectuated by the payment of an incentive bonus of approximately £260 million plus £18 million of direct expenses associated with the transaction (or approximately €451 million in the aggregate using the average £/ € exchange rate for the period).

This total cost is accounted for as goodwill and is being amortized over a remaining useful life of 27 years. The net book value of this goodwill at December 31, 2003 was €361 million, and the annual goodwill amortization charge was € 14 million in 2003 (2002: €15 million, and 2001: €11 million, as the effective date of the transaction was April 1, 2001).

AXA Financial – buyout of minority interests (40%)

On January 2, 2001 and in connection with the exchange offer to the minority shareholders in AXA Financial (i) AXA Merger Corp. (a wholly-owned subsidiary of AXA created to effectuate the transaction) was merged with and into AXA Financial, (ii) the remaining shares of AXA Financial common stock outstanding were converted into the right to receive $35.75 in cash (without interest) and 0.295 of an AXA ADS, and (iii) AXA Financial became a wholly owned subsidiary of AXA and, consequently, 19.7 million ordinary shares were issued in connection with the merger thereby increasing shareholders’ equity by €737 million.

ANALYSIS OF GOODWILL AMORTIZATION

	Years ended December 31,
(in euro millions)	2003	2002	2001

Goodwill on consolidated entities	(844)	(879)	(789)
Negative goodwill on consolidated entities	–	1	1

TOTAL AMORTIZATION OF GOODWILL (NET)	(844)	(877)	(788)

At December 31, 2003, accumulated amortization on goodwill totaled €3,686 million (2002: €3,083 million, 2001: € 2,394 million).

/F-29

GOODWILL CHARGED DIRECTLY TO RETAINED EARNINGS AND RESERVES

At December 31, 2003, goodwill (net of notional amortization) recorded in retained earnings and reserves totaled €3,547 million (2002: €3,882 million net and 2001: €4,038 million net). Gross goodwill was €4,432 million. The notional amortization in 2003 was €337 million and included €11 million for Royale Belge, €234 million for UAP (of which € 181 million relating to the release of a deferred tax provision booked when acquiring German activities in 1997) and € 92 million for AXA Financial.

As of January 1, 2001, goodwill can no longer be charged directly against shareholders’ equity.

5. Value of Purchased Life Business in Force (VBI)

The value of purchased life business in force on a consolidated basis and by product type, including the changes thereto, are as follows:

	Years ended December 31,
(in euro millions)	2003	2002	2001

Balance beginning of year	3,224	3,739	3,724

Additions	–	–	466
Interest accrued	162	150	210
Amortization expense	(388)	(395)	(531)
Impact of foreign currency fluctuations	(183)	(263)	(150)
Other	(0)	(7)	20

BALANCE END OF YEAR	2,814	3,224	3,739

Total by contract type:

– Life contracts (including endowment)	Gross	1,787

	Net	1,246

– Retirement, annuity, investment	Gross	1,692

	Net	1,196

– Health	Gross	600

	Net	372

At December 31, 2003, the value of purchased Life insurance business in force (resulting from business acquisitions) totaled €2,814 million. In 2001, and in connection with financial reorganization plan of AXA Equity & Law (UK Life & Savings subsidiary), see note 4 “Business Combinations”, the unit-linked business was transferred from a participating “With-Profit” fund to a non-participating fund. As a result of this transfer, VBI of €466 million was recorded.

Amortization of the value of purchased Life insurance business in force, net of accrued interest, was €226 million in 2003, and is expected to be €212 million in 2004, €189 million in 2005, €190 million in 2006, €182 million in 2007 and €2,041 million thereafter. This amortization pattern has been determined based on expected profits emerging over the contract period, and is subject to annual recoverability testing.

/F-30

6. Investments

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

/F-31

INVESTMENTS FROM INSURANCE AND NON INSURANCE ACTIVITIES

	December 31, 2003
	Insurance activities			Other activities			TOTAL

	Gross	Net		Gross	Net		Gross	Net
	carrying	carrying	Fair	carrying	carrying	Fair	carrying	carrying	Fair
(in euro millions)	value	value	value(a)	value	value	value(a)	value	value	value(a)

– Equity securities and holdings in equity
security-based mutual funds	–	24,744	24,906	–	541	569	–	25,284	25,475
– Equity holdings in fixed
maturity-based mutual funds	–	19,883	20,165	–	21	21	–	19,903	20,186
– Other mutual funds	–	17,197	16,169	–	14	27	–	17,211	16,196
Equity securities and holdings
in mutual funds	65,122	61,823	61,240	612	576	617	65,734	62,398	61,857
Fixed maturities	149,814	147,811	156,032	6,598	6,594	6,675	156,412	154,405	162,707
Real estate	12,789	11,727	13,982	32	32	42	12,821	11,759	14,025
Mortgages, policy and other loans	17,122	17,009	17,591	268	239	247	17,389	17,248	17,838

Invested assets excluding investments
in participating interests	244,847	238,370	248,846	7,509	7,441	7,582	252,356	245,811	256,427
– Of which listed	–	166,030	174,002	–	7,011	7,100	–	173,041	181,102
– Of which non listed	–	72,340	74,843	–	430	482	–	72,770	75,325

Investments in participating interests	2,955	2,797	3,565	697	659	654	3,652	3,456	4,219

TOTAL INVESTED ASSETS	247,802	241,167	252,410	8,206	8,100	8,236	256,008	249,267	260,646
– Life & Savings	209,170	204,350	214,027
– Property & Casualty	31,701	30,154	31,468
– International Insurance	6,931	6,663	6,915

(a)	The realization of unrealized gains and losses upon disposal of the investments may give rise to an allocation to participating insurance contracts, minority interests and tax.

/F-32

	December 31, 2002
	Insurance activities			Other activities			TOTAL

	Gross	Net		Gross	Net		Gross	Net
	carrying	carrying	Fair	carrying	carrying	Fair	carrying	carrying	Fair
(in euro millions)	value	value	value(a)	value	value	value(a)	value	value	value(a)

– Equity securities and holdings
in equity security-based mutual funds	–	26,006	23,712	–	377	395	–	26,383	24,107
– Equity holdings in fixed
maturity-based mutual funds	–	16,526	16,444	–	40	49	–	16,566	16,493
– Other mutual funds	–	14,771	11,892	–	4	4	–	14,775	11,896
Equity securities and holdings
in mutual funds	59,349	57,303	52,048	455	421	447	59,804	57,724	52,495
Fixed maturities	149,640	147,750	156,412	7,367	7,364	7,560	157,007	155,115	163,972
Real estate	13,899	12,714	14,932	247	214	236	14,147	12,928	15,167
Mortgages, policy and other loans	18,362	18,265	19,004	226	170	179	18,588	18,434	19,183

Invested assets excluding investments
in participating interests	241,250	236,032	242,396	8,295	8,170	8,422	249,545	244,202	250,817
– Of which listed	–	167,436	171,552	–	7,665	7,891	–	175,101	179,443
– Of which non listed	–	68,596	70,843	–	505	531	–	69,100	71,374

Investments in participating interests	3,984	3,784	4,166	842	854	863	4,827	4,638	5,029

TOTAL INVESTED ASSETS	245,235	239,816	246,562	9,138	9,024	9,284	254,372	248,840	255,847
– Life & Savings	208,151	204,359	210,806
– Property & Casualty	29,841	28,439	28,585
– International Insurance	7,244	7,018	7,172

(a)	The realization of unrealized gains and losses upon disposal of the investments may give rise to an allocation to participating insurance contracts, minority interests and tax.

/F-33

ANALYSIS OF FIXED MATURITY AND EQUITY SECURITY INVESTMENTS

	At December 31, 2003
				Consisting of:
	Amortized or	Net carrying		Gross unrealized	Gross unrealized
(in euro millions)	historical cost	value	Fair value	gains (a) (b)	losses (a) (b)

Fixed Maturities:
French government	24,232	24,232	26,909	2,848	(171)
Foreign governments	40,076	39,930	41,869	1,985	(46)
Other local governments and agencies	4,304	4,202	4,409	212	(5)
Government-controlled corporations	10,343	10,332	10,945	632	(19)
Non-government controlled corporations	48,025	47,748	50,310	2,667	(105)
Mortgage-backed securities	8,464	8,462	8,620	175	(17)
Other	1,935	1,935	2,080	153	(8)
Held to maturity and available for sale	137,379	136,840	145,142	8,672	(370)
Allocated to UK With-Profit business trading			14,989
Other trading securities			2,575
Total fixed maturities			162,707

Equity investments
(including holdings in mutual funds)
Available for sale	54,974	51,639	51,097	2,182	(2,723)
Allocated to UK with-profits business trading			9,486
Other trading securities			1,274
Total equity investments
(including holdings in mutual funds)			61,857

Investment in participating interests			4,219

TOTAL			228,783

(a)	The realization of unrealized gains and losses upon disposal of the investments may give rise to an allocation to participating insurance contracts, minority interests and tax.
(b)	Unrealized gains and losses are presented net of valuation allowance.

/F-34

	At December 31, 2002
				Consisting of:
	Amortized or	Net carrying		Gross unrealized	Gross unrealized
(in euro millions)	historical cost	value	Fair value	gains (a) (b)	losses (a) (b)

Fixed Maturities:
French government	24,437	24,436	27,170	2,878	(145)
Foreign governments	41,499	41,458	43,758	2,357	(57)
Other local governments and agencies	4,999	4,992	5,336	380	(36)
Government-controlled corporations	10,944	10,878	11,490	667	(54)
Non-government controlled corporations	48,382	47,939	50,323	2,767	(383)
Mortgage-backed securities	5,863	5,863	6,175	319	(6)
Other	2,143	2,124	2,295	227	(56)
Held to maturity and available for sale	138,265	137,688	146,546	9,595	(738)
Allocated to UK With-Profit business trading			15,362
Other trading securities			2,065
Total fixed maturities			163,972

Equity investments
(including holdings in mutual funds)
Available for sale	48,332	46,253	41,024	1,561	(6,790)
Allocated to UK With-Profit business trading			10,342
Other trading securities			1,130
Total equity investments
(including holdings in mutual funds)			52,495

Investment in participating interests			5,029

TOTAL			221,497

(a)	The realization of unrealized gains and losses upon disposal of the investments may give rise to an allocation to participating insurance contracts, minority interests and tax.
(b)	Unrealized gains and losses are presented net of impairment.

At December 31, 2003, the amortized cost and fair value of fixed maturity securities classified as available for-sale (that is excluding UK With-Profit fixed maturities and other fixed maturities trading securities) totaled €135,084 million and €142,616 million, respectively (2002: €135,913 million and €143,978 million, respectively).

For the year ended December 31, 2003, the proceeds from the sales of fixed maturity securities classified as available for sale totaled €40,133 million, resulting in gross realized gains of €12,997 million and gross realized losses of €13,414 million (2002: €40,802 million, €9,146 million, and €7,263 million respectively).

At December 31, 2003, the historical cost and fair value of equity securities classified as available for-sale (that is excluding UK With-Profit equity securities and other trading securities) totaled €54,974 million and €51,097 million, respectively.

For the year ended December 31, 2003, the proceeds from the sales of equity securities classified as available for sale totaled €14,641 million, resulting in gross realized gains of €1,153 million and gross realized losses of €652 million.

/F-35

INSURANCE RELATED ASSETS (EXCLUDING SEPARATE ACCOUNTS ASSETS)

In respect of AXA’s consolidated holdings in fixed maturity and equity securities other than separate accounts (unit-linked) assets, the breakdown of these investments by industry sector were as follows:

	At December 31,
Industry Sector Beakdown	2003	2002

Financial Services	21%	20%
Manufacturing / Pharmaceuticals	6%	7%
Utilities	4%	4%
Technology & Telecommunications	3%	4%
Government institutions	36%	35%
Other Direct holdings	19%	21%
Investment in mutual funds	11%	9%

TOTAL	100%	100%

Note: In 2002 the information is presented for AXA principal consolidated entities.

At December 31, 2003, AXA did not have any equity and / or fixed maturity investment in any one issuer that was in aggregate 10% or more of AXA’s total shareholders’ equity, or €2,340 million.

Based on insurance-related invested assets, AXA’s fixed maturity and equity investments are predominantly publicly traded. In respect of these investments, 84% (versus 85% in 2002) of the fixed maturity investments and 90% (versus 91% in 2002) of the equity investments are held by AXA’s principal insurance operations in France, the United States, the United Kingdom, Germany, Belgium and Japan. More specifically, the insurance-related invested assets backing the insurance liabilities in these operations were predominantly holdings in domestic investments, or in the local currency of the liabilities. In Japan, the allocation is more diversified.

CONTRACTUAL MATURITIES OF FIXED MATURITY SECURITIES CLASSIFIED AS EITHER HELD TO MATURITY OR AVAILABLE FOR SALE

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

At December 31, 2003	Amortized	Estimated
(in euro millions)	Cost	Fair value

Due in one year or less	8,916	9,402
Due after one year through five years	40,871	42,266
Due after five years through ten years	39,939	42,932
Due after ten years	43,433	46,170
Other	4,220	4,372

TOTAL (a)	137,379	145,142

(a) Fixed maturities classified as “available-for-sale” represented 98% of total, based on amortized cost as at December 31, 2003.

/F-36

TREASURY SHARES

At December 31, 2003, the number of AXA ordinary shares held by AXA (the Company) or its subsidiaries (“treasury shares”) totaled 29,6 million (or a slight decrease of 0.9 million compared to December 31, 2002). At December 31, 2003, the carrying value of such shares was €473 million, representing 1.8% of outstanding ordinary shares, (2002: 30.5 millions, €487 million, and 1.7%; 2001: 30.5 million, €489 million, and 1.7% respectively). The treasury shares held at December 31, 2003 are principally intended to cover the potential ordinary shares to be issued upon exercise of share options in AXA ordinary shares in the form of AXA ADSs.

In 2003, AXA sold 1.3 million treasury shares, realizing a capital gain of €1 million (2002 and 2001: nil, and acquired 0.4 million shares).

INVESTMENTS IN PARTICIPATING INTERESTS

The following table sets forth an analysis of investments in entities in which a participating interest exists.

	December 31, 2003

	Net			Last fiscal year		Fiscal	Percentage
	carrying	Fair	Shareholders’	net income		year	of

(in euro millions)	value	value	equity	Amount	Year	end	ownership

Listed companies:
BNP Paribas	1,581	2,344	24,560	3,761	2003	12/31/03	5.1%
Schneider	64	80	7,226	433	2003	12/31/03	0.7%
Banque Commerciale du Maroc 145		144	554	6	2002	12/31/02	10.2%

Unlisted companies:
Lor Patrimoine	53	53	53	0	2003	12/31/03	100.0%
SGCI	87	87	58	10	2003	12/31/03	100.0%

Subtotal	1,929	2,709

Investment holdings under
€50 million each (a)	1,527	1,510

TOTAL for year ended
December 31, 2003	3,456	4,219

Of which:
– Held by insurance
companies	2,797	3,565
– Held by non-insurance
companies	659	654

(a)	The stake in “Millenium Entertainment Partners” is now included in the “Investment holdings under €50 million each” caption. The net book value of this stake at December 31, 2003 was €44 million.

/F-37

	December 31, 2002

	Net			Last fiscal year		Fiscal	Percentage
	carrying	Fair	Shareholders’	net income		year	of

(in euro millions)	value	value	equity	Amount	Year	end	ownership

Listed companies:
Banque Commerciale du Maroc	115	90	567	84	2001	12/31/01	10.6%
BNP Paribas	1,585	1,801	25,400	3,295	2002	12/31/02	5.2%
Crédit Lyonnais	498	956	9,207	853	2002	12/31/02	5.1%
Schneider	141	90	7,363	422	2002	12/31/02	1.6%

Unlisted companies:
Lor Patrimoine	53	53	53		2002	12/31/02	100.0%
SGCI	144	144	115	9	2002	12/31/02	100.0%
Millenium Entertainment
Partners	64	71	315	(1)	2002	12/31/02	13.4%

Subtotal	2,599	3,293

Investment holdings under
€50 million each	2,040	1,736

TOTAL for year ended
December 31, 2002	4,639	5,029

Of which:
– Held by insurance
companies	3,785	4,166
– Held by non-insurance
companies	854	863

	December 31, 2001

	Net			Last fiscal year		Fiscal	Percentage
	carrying	Fair	Shareholders’	net income		year	of

(in euro millions)	value	value	equity	Amount	Year	end	ownership

Listed companies:
Bayerische Hypovereinsbank	163	91	18,516	1,079	2000	12/31/00	0.6%
Banque Commerciale du Maroc	119	104	472	85	2000	12/31/00	10.4%
Banco Bilbao Vizcaya
Argentaria (BBVA)	76	247	11,359	2,363	2001	12/31/01	0.1%
BNP Paribas	1,573	2,340	23,600	4,018	2001	12/31/01	5.3%
Crédit Lyonnais	499	672	8,300	812	2001	12/31/01	5.2%
Schneider	206	354	8,381	986	2001	12/31/01	2.7%

Unlisted companies:
Lor Patrimoine	53	53	53	–	2001	12/31/01	100.0%
SGCI	144	144	111	4	2001	12/31/01	100.0%
Millenium Entertainment
Partners	64	64	545	96	2001	12/31/01	13.4%

Subtotal	2,898	4,068

Investment holdings under
€50 million each	1,899	2,249

TOTAL for year ended
December 31, 2003	4,797	6,317

Of which:
– Held by insurance
companies	3,828	4,902
– Held by non-insurance
companies	970	1,416

In 2003, Crédit Lyonnais shares were tendered to Crédit Agricole’s public exchange offer. Refer to Note 20 for further details.

/F-38

INVESTMENT VALUATION ALLOWANCE

Investment valuation allowances, which have been deducted in arriving at investment net carrying values as presented in the consolidated balance sheets, and changes thereto are shown below.

	Balance at				Balance at
	January 1,			Other	December
(in euro millions)	2003	Additions	Deductions	changes (b)	31, 2003

Real estate	504	91	(75)	(216)	303
Equity investments and holdings in mutual funds	2,268	1,982	(448)	(271)	3,531
Fixed maturities and other fixed income securities	577	368	(334)	(73)	538
Mortgages and other loans	154	43	(34)	(21)	141

SUBTOTAL (a)	3,503	2,483	(890)	(582)	4,514

Depreciation of real estate used
for operating purposes	714	92	–	(48)	759

TOTAL	4,217	2,575	(890)	(629)	5,272

(a)	Includes provisions on assets from banking activities.
(b)	“Other changes” relate principally to changes in scope of consolidation and foreign currency fluctuations.

	Balance at				Balance at
	January 1,			Other	December
(in euro millions)	2002	Additions	Deductions	changes (b)	31, 2002

Real estate	463	58	(95)	78	504
Equity investments and holdings in mutual funds (c) 1,853		1,147	(563)	(169)	2,268
Fixed maturities and other fixed income securities	608	361	(303)	(89)	577
Mortgages and other loans	119	73	(19)	(19)	154

SUBTOTAL (a)	3,043	1,640	(980)	(199)	3,503

Depreciation of real estate used
for operating purposes	837	115	–	(238)	714

TOTAL	3,880	1,754	(980)	(437)	4,217

(a)	Includes provisions on assets from banking activities.
(b)	“Other changes” relate principally to changes in scope of consolidation and foreign currency fluctuations.
(c)	The additions to the investment valuation allowance for “Equity investment and holdings in mutual funds” include a valuation allowance on quoted securities of €912 million.

	Balance at				Balance at
	January 1,			Other	December
(in euro millions)	2001	Additions	Deductions	changes (b)	31, 2001

Real estate	123	127	(253)	466	463
Equity investments and holdings in mutual funds (c) 509		1,178	(282)	447	1,853
Fixed maturities and other fixed income securities	153	419	(706)	742	608
Mortgages and other loans	433	99	(71)	(342)	119

SUBTOTAL (a)	1,218	1,823	(1,313)	1,314	3,043

Depreciation of real estate used
for operating purposes	1,060	134	–	(357)	837

TOTAL	2,278	1,957	(1,313)	958	3,880

(a)	Includes provisions on assets from banking activities.
(b)	“Other changes” relate principally to changes in scope of consolidation and foreign currency fluctuations.
(c)	The additions to the investment valuation allowance for “Equity investment and holdings in mutual funds” include a valuation allowance on quoted securities of €995 million.

/F-39

7. Separate Account (Unit-Linked) Assets

Assets that back separate account (unit-linked) contracts are stated at market value and are presented in the table below. “Holdings in other mutual funds” essentially consisted of investments by the French Life & Savings insurance companies in mutual funds that invest predominantly in real estate.

	At December 31,
(in euro millions)	2003	2002

Real estate investments	3,511	4,531
Equity securities and other variable yield securities	59,492	48,837
Holdings in equity investment-based mutual funds	6,510	6,613
Fixed maturities and other fixed income securities	14,076	13,828
Holdings in fixed maturity-based mutual funds	2,686	2,978
Holdings in other mutual funds	14,726	13,671

TOTAL SEPARATE ACCOUNT (UNIT-LINKED) ASSETS	101,002	90,458

Changes in value are recorded under ‘Net investment result’. See Note 20.

8. Investments in Affiliated Companies (Equity Method)

An analysis of the investments in affiliated companies (accounted for by using the equity method) is given below.

	Carrying value			Carrying value	Contribution
	at January 1,	Change	Other	at December	to
(in euro millions)	2003	in Scope	changes (a)	31, 2003	Net income

AXA Germany affiliates:
– General Ré - CKAG	653	(653)	–	0	–
AXA Asia / Pacific Holdings affiliates:
– NM Home Loans Trust	65	–	(31)	34	–
– NM Property Trust	78	–	9	87	7
– Ticor	35	–	30	64	1
– Other affiliates	868	(19)	(65)	784	3
AXA Seguros affiliates
– Hilo Direct de seguros y reaseguros	39	–	(18)	21	3
AXA France Vie affiliates
– Argovie	26	–	2	29	2
AXA Insurance Hong Kong	69	–	(8)	60	7
AXA Insurance Singapore	49	–	(4)	45	3
AXA Oyak Sigorta	59	–	(0)	58	14
Other affiliates under €30 million each	153	(60)	(21)	71	1

TOTAL	2,093	(732)	(107)	1,254	41

(a) Includes foreign currency fluctuations and net income for the period adjusted for dividends received.

/F-40

	Carrying value			Carrying value	Contribution
	at January	Change	Other	at December	to 2002
(in euro millions)	1, 2002	in Scope	changes (a)	31, 2002	Net income

AXA Germany affiliates:
– General Ré-CKAG	653	–	–	653	–
AXA Asia / Pacific Holdings affiliates:
– NM Home Loans Trust	69	–	(5)	65	–
– NM Property Trust	85	–	(7)	78	(2)
– Ticor	31	–	3	35	6
– Other affiliates	678	247	(58)	868	(17)
AXA Seguros affiliates
– Hilo Direct de seguros y reaseguros	–	39	–	39	4
AXA France Vie affiliates
– Argovie	–	26	–	26	2
AXA Insurance Hong Kong	–	69	–	69	6
AXA Insurance Singapore	–	49	–	49	3
AXA Oyak Sigorta (b)	–	59	–	59	0
Other affiliates under €30 million each	51	97	4	153	21

TOTAL	1,570	586	(63)	2,093	23

(a)	Includes foreign currency fluctuations and net income for the period adjusted for dividends received.
(b)	Includes €60 million from hungarian and austrian entities and €37 million from the Compagnie Financière de Paris Crédit equity-accounted from 2002.

The 2003 changes in scope resulted from the sale of the stake in Colonia Re JV (€–653 million), the disposal of AXA Asia Pacific Holdings subsidiary Members Equity (€–19 million) and the sale of Austria and Hungary operational activities (€–60 million).

The 2002 changes in scope were mainly related to entities that were previously fully integrated but due to their immateriality to the Group are now accounted for under the equity method. The complete list of these entities is available in Note 3. The change in scope with respect to the affiliates of AXA Asia Pacific Holdings (€247 million) related to an increase in participation by such affiliates in predominantly unit trust investment.

The change in scope in 2001 was related to the sale of Banque Worms and the treatment of real estate entities in Australia and New Zealand as investments under the equity method (previously fully consolidated).

For the years ended December 31, 2003, 2002 and 2001, AXA received cash dividends from companies accounted for by the equity method of €72 million, €46 million and €63 million respectively. The increase in dividends received in 2003 related to the dividends paid by the Australian entities. The decrease in dividends in 2002 also related to the dividend paid by the Australian entities due to the lower net income in 2001.

/F-41

9. Receivables and Payables from Insurance and Reinsurance Activities

	December 31, 2003

		Receivables
	Gross book		Carrying
(in euro millions)	value	Provisions	value	Payables

Deposits and guarantees	2,235	–	2,235	1,598
Current accounts from other companies	3,010	(109)	2,901	2,590
Policyholders, brokers, general agents	3,551	(203)	3,348	3,587
Estimated premiums not yet recorded	2,025	–	2,025	–
Other	1,272	(99)	1,172	537

Total at December 31, 2003	12,092	(411)	11,680	8,312

	December 31, 2002

		Receivables
	Gross book		Carrying
(in euro millions)	value	Provisions	value	Payables

Deposits and guarantees	4,408	–	4,408	1,730
Current accounts from other companies	2,190	(62)	2,128	2,975
Policyholders, brokers, general agents	4,477	(260)	4,217	2,951
Estimated premiums not yet recorded	2,769	–	2,769	–
Other	536	(54)	482	643

Total at December 31, 2002	14,379	(376)	14,003	8,299

10. Cash and Cash Equivalents

Cash and cash equivalent are mainly liquid and short-term investments. The table below details those cash and cash equivalents by segment.

	At December 31,
(in euro millions)	2003	2002

Cash and cash equivalents
From insurance activities	16,445	16,362
From banking activities	211	259
From other companies (a)	2,772	971

TOTAL	19,428	17,592

(a) In 2003, ORANs (bonds redeemable in cash or equity) bonds were issued for a total amount of €1,389 million.

/F-42

11. Deferred Acquisition Costs

The tables below present (i) the deferred acquisition costs by Insurance segment and (ii) movements in the other deferred acquisition costs (net) for the Life & Savings segment.

			At December 31,
	2003				2002	2001
	Life &	Property &	International
(in euro millions)	Savings	Casualty	Insurance	Total	TOTAL

Deferred acquisition costs
on unearned premiums	0	1,102	171	1,273	1,408	1,305
Deferred acquisition costs
on earned premiums
– gross of unearned revenue reserves	11,384			11,384	11,395	11,344
– unearned revenue reserves	(1,664)			(1,664)	(1,837)	(1,729)
Deferred acquisition costs
on earned premiums (net)	9,720			9,720	9,557	9,613

TOTAL DEFERRED ACQUISITION COSTS	9,721	1,102	171	10,993	10,965	10,917

	Years ended December 31,
(in euro millions)	2003	2002	2001

Deferred acquisition costs on earned premiums
(net of unearned revenue reserves):
Balance beginning of year	9,557	9,613	8,154
Impact of New French GAAP restatements (a)	–		(47)
Costs capitalized	2,308	2,137	2,265
Interest accrued	602	640	707
Amortization expense	(1,550)	(1,397)	(1,632)
Net change in unearned revenue reserve	(32)	(170)	(161)
Impact of foreign currency fluctuations	(1,158)	(1,192)	344
Other	(7)	(72)	(18)

END OF YEAR BALANCE	9,720	9,557	9,613

(a) For additional information with respect to the impact of the adoption of the New French Regulations, please refer to Note 2.

/F-43

12. Shareholders’ Equity

As part of the Plan of Financial Reorganization undertaken by AXA Equity & Law (United Kingdom) in 2001, as discussed in note 4 “Business Combinations”, a portion of the Inherited Estate, after the allocation of a £250 million (€397 million) reorganization bonus, was attributed to AXA and totaled £777 million (€1,235 million). In addition and effective from January 1, 2001, AXA changed its accounting principles relating to the UK “With-Profit” funds in order to better reflect the policyholders’ rights, as discussed in note 2 under “ Changes in accounting principles under French GAAP”. The net impact of the change in accounting principles relating to the UK “With-Profit” contracts and the financial reorganization mentioned above, reduced the opening shareholders’ equity at January 1, 2001 by €79 million.

At the annual general meeting of shareholders of AXA held on April 30, 2003, the shareholders approved the declaration of a dividend in respect of 2002 of €0.34 per ordinary share or €599 million (2002 in respect of 2001: €0.56 per ordinary share, or €971 million).

At the annual general meeting of shareholders of AXA held on May 3, 2002, the shareholders approved the declaration of a dividend in respect of 2001 of €0.56 per ordinary share.

At the annual general meeting of shareholders of AXA held on May 9, 2001,the shareholders approved a 4-for-1 stock split of AXA’s outstanding ordinary shares. Immediately following this stock split, which became effective on May 16, 2001, the ratio between the AXA ordinary share and the ADS was changed from one ADS representing one-half of an ordinary share to one ADS representing one ordinary share.

Since 1994 and on a regular basis, AXA offers its employees to become shareholders.
In 2003, employees invested €188 million (€13 million in July and €175 million in December). This resulted in the issue of 15.1 million additional shares, bringing the total number of shares in issue to 1,778 million at December 31, 2003 (2002: €255 million or an increase of 27.2 million ordinary shares to 1,762 million). At the same date, employees held almost 4.8% of AXA’s outstanding share capital (2002: 4%).

/F-44

13. Minority Interests

Changes in minority shareholders’ interests are summarized as follows:

	Years ended December 31,
(in euro millions)	2003	2002	2001

Minority interests at January 1,	2,812	3,409	3,702
Impact of New French GAAP restatements (a)	–	–	(16)
Change in scope	(73)	(129)	(228)
Dividends paid by consolidated subsidiaries	(326)	(467)	(560)
Impact of foreign currency fluctuations	(182)	(375)	68
Other changes (including internal restructurings)	(4)	6	58
Minority interests in income of consolidated subsidiaries	243	368	385

MINORITY INTERESTS AT DECEMBER 31,	2,469	2,812	3,409

(a) Represents the impact of adopting new French Regulations effective from January 1, 2001. See note 2 for further information.

CHANGES IN CONSOLIDATION SCOPE AND IMPACT OF ACQUISITIONS

In 2003, the decrease in minority interests was the acquisition of BNP Paribas’ stake in AXA RE subsidiary SPS RE of €–49 million, and the buyout of approximately 1% of minority interests in Germany or €–26 million.

In 2002, certain of Sanford C. Bernstein’ former shareholders exercised their options in connection with Alliance Capital acquisition of that company (see notes 4 and 26). As a result, AXA Financial acquired 8.16 million of Alliance Capital units from the former shareholders of Sanford C. Bernstein, increasing AXA’s ownership interest in Alliance Capital in 2002 from 52.3% to 55.7% and thereby reducing the share attributable to minority interests.

In 2001, AXA Millésimes was deconsolidated as it had no activity and real estate companies in Australia and New Zealand were accounted for as investments under the equity method and no longer consolidated on the grounds of immateriality (see note 8 “Investments in Affiliated Companies (Equity Method)”). In addition, stock options of €22 million in Alliance Capital were exercised during 2001 and, consequently, AXA’s ownership interest decreased from 52.64% at December 31, 2000 to 52.28% at December 31, 2001.

MINORITY INTERESTS

The minority interests’ share of total equity in 2003 included €1,288 million in respect of Alliance Capital (2002: €1,683 million) with the remaining balance relating to non-wholly owned operations in Australia / New Zealand, Germany and Japan.

/F-45

14. Mezzanine Capital

In accordance with the French regulations, debt for which reimbursement is subordinated to other creditors in the event of a Company’s liquidation, insolvency or bankruptcy and which has an original maturity date of at least five years (notice period of at least five years in the case of perpetual debt) is considered mezzanine capital.

SUBORDINATED DEBT

At December 31, 2003, subordinated debt totaled €8,453 million (2002: €8,300 million), and consisted of the following:

	At December 31,
(in euro millions)	2003	2002

AXA, The Company
Subordinated Perpetual Notes, variable (US $ and euro)	1,772	941
Perpetual Notes, 3.29% / variable (Yen)	200	217
Subordinated Convertible Notes, 2.5% due 2014 (euro) (a)	1,518	1,518
Subordinated Perpetual Debt (euro)	234	234
Subordinated Perpetual Notes, 7.25% (euro)	500	500
Subordinated Convertible Notes, 3.75% due 2017 (euro) (b)	1,099	1,099
Subordinated Convertible Notes, variable, due 2020 (euro)	215	215
U.S. registered subordinated debt, 8.60%, 2030 (US $)	990	1,192
U.S. registered subordinated debt, 7.125%, 2020 (GBP)	461	500
U.S. registered subordinated debt, 6.75%, 2020 (euro) (c)	1,070	1,070
Amount of derivatives hedging subordinated debt	(527)	(289)
AXA Financial
Surplus Notes, 6.95% due 2005	316	381
Surplus Notes, 7.70% due 2015	159	191
AXA Life Japan (Nichidan Life)
Subordinated Notes, variable, due 2010	–	144
AXA Bank Belgium (IPPA Bank)
Subordinated Notes, 3.14% to 6.90%, through 2008	308	156
Other subordinated debt €100 million each	138	232

TOTAL	8,453	8,300

Note: certain increases/decreases year on year are attributable to the impact of foreign exchange rates.
(a)	Issued in February 1999. In 2003, 440 of these notes had been converted in AXA ordinary shares. The conversion into shares of all notes in issue at year end would result in the issuance of 37,3 million AXA ordinary shares. The Company has the right to redeem these notes starting in January 2005 at a price of euro 186,12 per note. The issuance price per note was €165. Unless previously converted, redeemed or cancelled, the notes will mature and become repayable in full on January 1, 2014 at a price of €230,88 per note.
(b)	Issued in February 2000. In 2003, nil million of these notes had been converted in AXA ordinary shares. The conversion into shares of all notes in issue at year end would result in the issuance of 26,9 million AXA ordinary shares. The Company has the right to redeem these notes starting in January 2007 at a price of euro 196,00 per note. The issuance price per note was €165,50. Unless previously converted, redeemed or cancelled, the notes will mature and become repayable in full on January 1, 2017 at a price of €269,16 per note.
(c)	The U.S. registered subordinated debt denominated in euro is redeemable after 10 years. The annual interest rate on the eur-denominated tranche of 6.75% is for the first 10 years, and thereafter, at Euribor 3-months plus 220 basis point on a quarterly basis.

At December 31, 2003, the aggregate maturities of subordinated debt based on required payments of principal at maturity for 2004 and the succeeding four years and therefore totaled €38 million in 2004, €336 million in 2005, € 0.1 million in 2006, nil in 2007, €50 million in 2008, followed by €8,028 million thereafter.

/F-46

On May 7, 2003 AXA issued U.S.$500 million of undated subordinated callable fixed rate notes under its existing €5.0 billion Euro Medium Term Note program. The notes were issued at an issue price of 100% and bear interest at the rate of 7.10% per annum, payable quarterly in arrear. The Company may, at its option and in certain circumstances redeem the notes, at par on or after November 7, 2008 or prior to this date in the event of certain tax or regulatory events.

Furthermore, during the second half year, AXA issued private placement debt securities totaling approximately €500 million from its Medium Term Note program. These issues, which are callable undated subordinated notes, allow to partly anticipate the refinancing of debt maturing in 2004 and 2005, whilst benefiting from favorable market conditions and improving AXA’s liquidity by further extending the average maturity of its debt.

The subordinated notes in respect of AXA Life Japan of €144 million were repaid in 2003 as it was refinanced internally by AXA SA (parent company).

15. Insurance Liabilities

The table below presents a reconciliation of the insurance liabilities, gross and net of reinsurance ceded, by operating segment.

			Property		International
	Life & Savings		& Casualty (a)		Insurance (a)		Total
(in euro millions, at December 31,)	2003	2002	2003	2002	2003	2002	2003	2002

Gross insurance reserves:
– Future policy benefits	207,533	209,800	27	20	177	216	207,737	210,037
– Claim reserves	5,153	5,196	24,208	23,730	10,104	11,533	39,465	40,459
– Other reserves	2,471	2,360	2,979	2,824	123	87	5,572	5,272
– Unearned premiums reserves	78	560	5,623	5,037	1,057	1,807	6,758	7,405
Total insurance liabilities,
gross of reinsurance ceded	215,234	217,916	32,836	31,612	11,461	13,644	259,532	263,172

Separate account (unit-linked)
liabilities, gross of reinsurance ceded	101,069	90,011	–	–	–	–	101,069	90,011

Less reinsurance ceded on:
– Future policy benefits	3,133	3,410	–	–	6	7	3,140	3,417
– Claim reserves and other reserves	423	400	2,219	2,405	2,362	3,333	5,003	6,138
– Unearned premium reserves	1	2	121	107	205	247	327	355
Total reinsurance ceded
on insurance liabilities	3,557	3,812	2,340	2,512	2,573	3,586	8,470	9,910

Reinsurance ceded on separate
account (unit-linked) liabilities	19	20	–	–	–	–	19	20

TOTAL INSURANCE LIABILITIES,
NET OF REINSURANCE CEDED	312,728	304,096	30,496	29,100	8,888	10,057	352,112	343,253

Which includes:
– Policyholders’ participation (bonuses),
excluding UK “With-Profit” business	8,894	9,737
– UK “With-Profit” business liabilities	29,119	30,745

(a)	Transfer as at January 1, 2002 of certain UK insurance activities that have been discontinued and transferred from “Property & Casualty” to “International Insurance” for €988 million.

/F-47

The movement in insurance reserves (gross of reinsurance) for the Property & Casualty and International Insurance segments is presented below:

	2003		2002		2001
	Property	International	Property	International	Property	International
(in euro millions)	& Casualty	Insurance	& Casualty	Insurance	& Casualty	Insurance

Gross claims reserves to be paid, January 1	23,730	11,533	25,162	11,841	24,012	8,602
Changes in scope of consolidation, portfolio
transfers and change in accounting principles (a)	102	(90)	(1,619)	1,136	191	(9)
Impact of foreign currency fluctuations (b)	(238)	(1,015)	(479)	(1,345)	58	235
Sub-Total	23,594	10,428	23,064	11,632	24,261	8,828

Provision attributable to the current year	11,245	2,661	10,884	2,904	12,125	5,100
Increase (decrease) in provision attributable
to prior years	(331)	(25)	(118)	1,008	(262)	920
Total claims and claims expenses	10,914	2,636	10,766	3,912	11,863	6,020

Claims and claims expenses attributable
to current year	(4,660)	(768)	(4,279)	(1,266)	(4,882)	(1,264)
Claims and claims expenses attributable
to prior years	(5,641)	(2,192)	(5,820)	(2,744)	(6,080)	(1,743)
Total payments	(10,301)	(2,960)	(10,099)	(4,011)	(10,962)	(3,006)

Gross claims reserves to be paid,
December 31	24,208	10,104	23,730	11,533	25,162	11,841

(a)	Changes in the scope of consolidation are mainly due to the transfer of UK Discontinued business from Property & Casualty to International Insurance (€1,142 million at January 1, 2002), the disposal of activities in Austria and Hungary (€234 million) and the removal or addition of entities accounted for by the equity method, principally Hong Kong Property & Casualty (€176 million), Direct Assurances (Spain €48 million) and Singapore Property & Casualty (€60 million).
Changes in the scope of consolidation in 2003 are mainly due to the transfer of the Health business in the UK from the Life & Savings segment to Property & Casualty (€124 million).
(b)	Currency fluctuations with respect to the International Insurance Segment primarily relate to insurance reserves arising from the U.S. terrorist attacks on September 11, 2001 that are accounted for in U.S. dollars.

U.S. TERRORIST ATTACKS ON SEPTEMBER 11, 2001

Our losses arising from insurance claims in connection with the terrorist attacks on September 11, 2001 had a negative effect on our net income in 2001 and 2002. In 2003, there was no material impact of the cost of the September 11, 2001 claims apart from the effect of exchange rate. The estimated cost for AXA for the year ended December 31, 2002, amounted to €903 million (before tax and net of reinsurance), or €604 million net of tax and reinsurance. The other impacts of the terrorist attacks were in respect of the US Life & Savings operations €30 million (2001: €30 million) before tax and net of reinsurance, or €16 million (2001: €16 million) net Group share and the German operations in respect of their property business and art insurance covers of €55 million (2001: €55 million) before tax and net of reinsurance, or €30 million (2001: €30 million) net Group share.

/F-48

ENVIRONMENTAL POLLUTION, ASBESTOS AND OTHER EXPOSURES

In prior years, AXA issued insurance policies and assumed reinsurance for cover related to environmental pollution and asbestos exposure. Its insurance companies have been and continue to be involved in disputes regarding policy coverage and judicial interpretation of legal liability for potential environmental and asbestos claims. AXA has received and continues to receive notices of potential claims asserting environmental and asbestos losses under insurance policies issued or reinsured by AXA. Such claim notices are frequently merely precautionary in nature. There are significant uncertainties that affect the insurance companies’ ability to estimate future losses for these types of claims and there are a number of issues now being litigated, which may ultimately determine whether and to what extent insurance coverage exists.

Under insurance and reinsurance contracts related to environmental pollution and asbestos, AXA paid claims and legal costs of €53 million in 2003 (2002: €45 million and 2001: €77 million). At December 31, 2003, AXA had made cumulative payments relating to such contracts of €536 million (2002: €377 million). The main reason for this change, alongside payments made during the year, was the adjustment of the declared amount of payments taking place prior to the acquisitions of GRE (Guardian Royal Exchange) and AXA Provincial in the UK, which did not affect 2003 results.

At December 31, 2003, and specific to environmental pollution and asbestos claims, AXA had gross insurance claim reserves of €944 million or €858 million net of reinsurance (2002: €909 million gross of reinsurance and €825 million net of reinsurance). These gross reserves included €365 million for reported claims and €579 million for IBNR (incurred but not reported claims) (2002: €350 million and €559 million respectively). The IBNR liabilities are estimated and evaluated regularly based on information received by management. AXA carefully monitors potential claims for which it has received notice.

In France, the French Supreme Court (Cour de Cassation) has extended in 2002 the notion of inexcusable offense to occupational diseases. AXA companies concerned by this new case law are reviewing their portfolio so as to identify the contracts that may be concerned by this extended guarantee.

/F-49

16. Provisions for Risks and Charges

	At December 31,
(in euro millions)	2003	2002	2001

Deferred taxes (see note 23)	1,954	4,592	4,420
Pension obligations and other similar liabilities (see note 17) (a)	2,726	2,865	2,953
Provision for restructuring costs	141	154	368
Provision for real estate companies	40	28	67
Other provisions (a)	2,057	2,136	2,744

TOTAL	6,918	9,775	10,553

(a)	In 2001, the provision for the cost associated with settling / exchanging the outstanding stock options of AXA Financial of €539 million (net of tax) from AXA’s buyout of minority interests in AXA Financial in 2000 was reclassified from “pension obligations and other similar liabilities” to “other provisions”.

PENSION OBLIGATIONS AND OTHER SIMILAR LIABILITIES

Detailed information is provided in note 17 “Employee Benefit Plans”.

The pension plan liabilities are calculated based on the application of the preferential method under French regulations. It includes the total consolidated liability to be paid by the Group for its employees from retirement date (departure compensation, pension complement, medical cover and long-service benefits). The principal defined benefit pension plans relate to the following AXA operations at December 31, 2003: U.S. Life & Savings operations, Japanese Life & Savings operations, the UK, French and German insurance operations.

PROVISION FOR RESTRUCTURING COSTS

The provision for restructuring costs and charges thereto are presented in the tables below for the years indicated.

	2003			2002
	Provisions			Provisions
	established			established
	in purchase	Other		in purchase	Other
(in euro millions)	accounting	provisions	Total	accounting	provisions	Total

Provisions at January 1,	38	116	154	144	224	368

Reclassification (a)	–	–	–	(89)	16	(74)
Additions to existing provisions
Purchase accounting adjustment	6	–	6	2	–	2
Through net income	7	24	31	0	26	26
Provisions utilized	(21)	(76)	(97)	(15)	(141)	(156)
Release of provision
Purchase accounting adjustment	–	–	–			–
Through net income	(0)	(14)	(15)	(1)	(1)	(2)
Other changes	(1)	62	61	(2)	(7)	(10)

Provisions at December 31,	29	112	141	38	116	154

(a) In 2002, AXA Belgium reclassified €74 million of provision for restructuring costs into Pension obligations and other similar liabilities.

/F-50

The main part of purchase accounting provisions booked in 2003 relate to AXA France Vie (€6 million). These restructuring costs provisions were transferred by AXA France Collectives, and were released in full during the year. Most of the other provisions (€24 million) took place in the USA, Japan and the UK.

In 2003, €45 million of provisions were used for early retirement in France. €6 million of provisions for site restructuring were released. Provisions were also used for restructuring costs at AXA Financial (€12 million), in Australia and New Zealand (€6 million), in Belgium (€4 million) and in the UK (€1 million).

In 2002, provisions were utilized for restructuring costs in the United Kingdom Life & Savings operations (€6 million in relation to an information technology restructuring plan) and in Belgium (€9 million). In addition to the €37 million of provisions utilized by AXA Financial (restructuring costs of €28 million for the head office and €9 million for the sales force), €78 million were used in France in relation to employee costs associated with early retirement and € 12 million in Australia / New Zealand for restructuring costs.

OTHER PROVISIONS

Other provisions include principally:

  The remaining €483 million balance of the provision set up in 2000 to offset the dilution profit realized by AXA Financial when acquiring Sanford C. Bernstein, Inc. This balance was €583 million in 2002, and the change was due to exchange rate movements.
  The remaining €122 million balance on the provisions recorded in 2000 in connection with the sale of Banque Worms, (€66 million have been released in 2003).
  A provision of €193 million associated with the cost of settling/exchanging outstanding share options of AXA Financial. This provision decreased by €84 million in 2003 (€44 million at constant exchange rates) mainly due to the exercise of these options.
  Provisions for the deferred compensation plans of AXA Financial (€155 million) and Alliance Capital (€159 million).

17. Employee Benefit Plans

Long-term liabilities of employee benefit plans are calculated according to the “preferred method” under French regulations (refer to note 2 “Significant accounting Policies”).

DEFINED CONTRIBUTION PLANS

The cost of the contributions paid is an expense in the statement of income, and amounted to €58 million for the year ended December 31, 2003.

DEFINED BENEFIT PLANS

The assumptions for each plan are consistent with the economic features of the countries in which the liabilities lie. The weighted-average assumptions used by AXA for pension plans in the principal regions in which AXA operates are as follows:

/F-51

December 2003 calculation assumptions:	Europe	North America	Japan	Others

Pension benefit obligation - assumptions at year-end
Discount rate	5.5%	6.3%	1.1%	6.4%
Salary increase for future years	3.6%	6.2%	2.5%	3.6%
Net periodic pension cost - assumptions at beginning of year
Discount rate	5.5%	6.8%	2.3%	6.6%
Expected rate of return on plan assets	6.2%	8.4%	1.3%	8.2%
Salary increase for future years	3.5%	7.0%	2.5%	4.4%

December 2002 calculation assumptions:	Europe	North America	Japan	Others

Pension benefit obligation - assumptions at year-end
Discount rate	5.5%	6.8%	2.3%	6.6%
Salary increase for future years	3.5%	7.0%	2.5%	4.4%
Net periodic pension cost - assumptions at beginning of year
Discount rate	5.8%	7.2%	2.3%	6.6%
Expected rate of return on plan assets	6.5%	9.0%	3.5%	8.2%
Salary increase for future years	3.5%	7.0%	2.5%	4.4%

ANNUAL CHANGE IN PENSION PLAN LIABILITIES

The annual change in the Projected Benefit Obligation (“PBO”) is based on the following items:

  service cost (representing the increase in the PBO attributable to one year of additional service), interest cost (cost of one year less discount),
  benefits paid,
  actuarial gain or losses (change in long term assumptions, change in staff, ...), change in terms and conditions specific to the plans (if applicable).

Given the long-term nature of employee benefit liabilities, the changes due to financial market variations and other actuarial gains or losses are amortized over the liability duration (approximately 15 years): for the amount that exceeds the 10% corridor (the greater of 10% of the present value benefits paid and 10% of the fair value of plan assets), the amortization is recognized as an expense in the income statement starting in the following accounting year.

BALANCE SHEET INFORMATION

The balance sheet information for employee benefits captures the difference between the Projected Benefit Obligation (“PBO”) and the market value of the corresponding invested plan assets, increased by the unrecognized loss or decreased by the unrecognized gains. When this difference is positive a contingency and loss reserve is booked within the balance sheet liability. When it is negative, an asset is recorded in the balance sheet.

The following table sets forth the change in benefit obligation and change in plan assets associated with various pension plan and post-retirement benefits sponsored by AXA. The amounts are recognized in the accompanying balance sheets as at December 31, 2003 and 2002.

/F-52

	Pension benefits		Other benefits
(in euro millions)	2003	2002	2003	2002

Change in benefit obligation:
Benefit obligation, beginning of year	8,762	9,010	567	578
Service cost	176	180	5	6
Interest cost	451	495	32	38
Amendments	(24)	(67)	(23)	(27)
Actuarial (gains) or losses	308	243	57	92
Benefits paid	(378)	(354)	(4)	(5)
Benefits directly paid by the employer	(70)	(95)	(28)	(35)
Effect of foreign currency fluctuation	(618)	(650)	(80)	(81)

Benefit obligation, end of year (A)	8,609	8,762	524	567

Change in plant assets:
Fair value of plan assets, beginning of year	5,531	6,876	7	7
Actuarial return on plan assets	728	(813)	1	1
Employer contributions	138	467	3	1
Employees contributions	16	9	2	1
Net transfers	(33)	(77)	–	–
Benefits paid	(378)	(354)	(4)	(4)
Effect of foreign currency translation	(476)	(577)	–	–

Fair value of plan assets, end of year (B)	5,526	5,531	8	7

Funded status (B) - (A)	(3,083)	(3,231)	(516)	(560)

Unrecognized (gains) and losses	3,126	3,517	130	119

Net position	43	285	(386)	(441)

Recorded in the balance sheet for plans:
With a positive net position (Asset)	1,824	2,029	–	–
With a negative net position (Liability)	(1,781)	(1,743)	(386)	(441)

The net transfer amount shown above equals the amount use in the PBO calculation because pension plants are not always covered (fully funded) by assets. In addition, the unrecognized (gains) and losses are not reflected in the balance sheet immediately but over time with the amortization thereof.

/F-53

NET PERIODIC BENEFIT COST

The net periodic benefit cost, that is, the annual expense for employee benefits recorded in the income statement, for the years ended December 31, 2003, 2002, and 2001 is presented below:

	Pensions benefit			Other benefits
(in euro millions)	2003	2002	2001	2003	2002	2001

Service cost	176	180	212	5	6	7
Interest cost	451	495	529	32	38	40
Expected return on plan assets	(435)	(524)	(625)	–	–	–
Amortization of unrecognized amounts	118	37	6	3	–	(5)
Settlement / Curtailment
and Employee contribution	6	12	(11)	(6)	(1)	(1)

Net Periodic Benefit Cost	316	201	111	34	43	41

The balance sheet evolution for a defined benefit plan is function therefore of:

  the accumulated cost recorded in the income statement,
  the accumulated benefits directly paid by the employer, and the accumulated employer contributions to the plan.

	Pensions benefit		Other benefits
(in euro millions)	2003	2002	2003	2002

Beginning of year net position	285	42	(441)	(511)
Net periodic benefit cost	(316)	(201)	(34)	(43)
Benefits paid by the employer	70	95	28	35
Employer contributions	138	467	3	1
Effect of foreign currency fluctuation	(133)	(118)	58	76

End of the year net position	43	285	(386)	(441)

The overall amount of liabilities recorded in the balance sheet for pension benefits and other similar obligations are the following.

(in euro millions)	2003	2002

Negative net position
Pension benefits and other benefits (a)	2,167	2,184
Other social liabilities (b)	559	681

TOTAL	2,726	2,865

(a)	Represents the sum of the negative net position of the pension benefits (€1,781 million) and other social liabilities (€386 million).
(b)	Mainly pre-retirement benefits.

AXA uses December 31th measurement date for a majority of its pension plans and other post-retirement plans.

/F-54

OTHER EMPLOYMENT BENEFITS

AXA provides certain medical and life insurance benefits (“post-retirement benefits””) to qualifying employees, managers and agents who retire after having met certain age and service requirements. The life insurance benefits are related to age and salary at retirement. The expected costs of providing post-retirement benefit are accrued during the period that the employees earn such benefits. AXA funds post-retirement benefits costs as the benefits are utilized, and made post-retirement benefits payments of €32 million, €40 million and €41 million for the years ended December 31, 2003, 2002 and 2001, respectively.

The post-retirement benefits are principally in the US Life & Savings operations whereby the assumed health care cost trend rate used in measuring the accumulated post-retirement benefits obligation in 2003 was 8.50%, gradually declining to 5.0% in 2013 (2002: 9.0% gradually declining to 5.0% in 2012, 2001: 10.0% gradually declining to 5.0% in 2011). If the health care cost trend rate assumptions were increased by 1%, the accumulated post-retirement benefits obligation as of December 31, 2003 would be increased by 0.3%, representing an 0.3% increase in the sum of the service cost and interest cost. If the health care cost trend rate assumptions were decreased by 1%, the accumulated post-retirement benefits obligation as of December 31, 2003 would be decreased by 0.5% representing a 0.5% increase on the sum of the service cost and interest cost. The limited impact of the change in trend rate assumptions reflects the application of AXA Financial’s contribution limit.

On December 8, 2003, the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (the “2003 Medicare Act”) was signed into law in the United States of America. With respect to the U.S postretirement benefits plans, it introduces a prescription drug benefit under Medicare Part D as well as a Federal subsidy to employers whose plans provide an “actuarially equivalent” prescription drug benefit. Detailed regulations necessary to implement and administer the 2003 Medicare Act have not yet been issued. Similarly, certain accounting issues raised by the 2003 Medicare Act are pending further discussion and resolution, thereby further reducing the likelihood at this time of producing a sufficiently reliable measure of the effects of the 2003 Medicare Act. Consequently, and following the guidance of the U.S. Financial Accounting Standards Board staff, measures of the accumulated postretirement benefits obligation and the net periodic postretirement benefits costs above do not reflect the effects of the 2003 Medicare Act on the plan. This election to defer accounting for the effects of the 2003 Medicare Act generally will continue to apply until authoritative guidance on the accounting for the Federal subsidy is issued.

/F-55

18.Non-subordinated debt instruments issued

	At December 31,
(in euro millions)	2003	2002

Financing Debt
AXA, The Company:
Euro Medium Term Notes, 6.0%, due through 2013	1,350	1,370
ORANs (bonds redeemable in shares or cash)	1,389	–
Commercial Paper	120	–
Other	9	22
AXA Germany:
Redeemable Notes, 6.0%	–	258
AXA Financial, Inc.:
Senior Notes, 7.75% due 2010	378	455
Senior debentures, 7.0% due 2028	276	332
Senior Notes, 6.5% due 2008	198	238
Senior Notes, 9.0% due 2004	237	286
Senior Notes, 7.30% due through 2003	–	74
AXA UK Holdings:
Guardian Royal Exchange Loan Notes, 6.625%, due 2023	219	238
Wholly-owned and Joint venture Real Estate (AXA Financial, Inc.):
Mortgage Notes, 4.92% due through 2017	277	334
Other financing debt under €100 million each	6	16

Total financing debt	4,459	3,622

Operating Debt
Alliance Capital:
Senior Notes, 5.625% due 2006	320	386
Commercial Paper program	–	21
French banks:
AXA Banque	41	357
AXA, The Company:
Operating debts on behalf of its French, UK and German subsidiaries	162	232
Other Financial Services in France
Fonds immobilier Paris Office Funds (FIPOF)	62	63
Other operating debt under €50 million each	112	1

Total operating debt	697	1,060

TOTAL	5,156	4,682

Note: certain increases/decreases year on year are attributable to the impact of foreign exchange rates.

/F-56

At December 31, 2003, aggregate maturities of non-subordinated debt issued by AXA and its subsidiaries based on required payment of principal at maturity for 2004, the four succeeding years and thereafter totaled €2,355 million in 2004, €348 million in 2005, €338 million in 2006, €3 million in 2007, €348 million in 2008 and the remainder (€1,764 million) thereafter.

ORAN bonds (bonds redeemable in shares or cash), were issued through the exercise of warrants allocated free of charge to AXA shareholders as part of the MONY transaction for a total mount of €1,389 million. Shareholders on record at close of business on September 19, 2003 were allocated one warrant for each share held resulting in the issue by AXA of 1 763 924 947 warrants. 16 warrants entitled warrant holders to subscribe one ORAN against payment of Euro 12.75 per ORAN corresponding to the issue of 110 245 309 ORANs for a total of Euro 1 405 627 690. Each ORAN issued will be automatically redeemed by the issuance of one new ordinary AXA share following the closing date of the acquisition. If the acquisition is not completed, and at the latest on December 21, 2004, the ORANs will be redeemed in cash, at par with accrued interest of 2.4% prorata temporis.

The mandatory convertible bonds (bearing interest at 6%) of €258 million issued by AXA Colonia Konzern Finance were redeemed in 2003.

AXA Financial senior bonds of €296 million were partly redeemed in 2003.

AXA Financial, through Equitable Life, has a commercial paper program with an issue limit of U.S.$500 million. This program is available for general corporate purposes used to support Equitable Life’s liquidity needs and is supported by Equitable Life’s existing U.S.$350 million bank credit facility. There were no amounts outstanding under this program at December 31, 2003 or at December 31, 2002.

Of AXA’s total non-subordinated debt instrument obligations outstanding at December 31, 2003 of €5,156 million (2002: €4,682 million before accrued interest), the amount related to short-term debt was €2,355 million, of which € 1,789 million related to AXA, the Company (2002: €701 million and €13 million, respectively).

In 2002, the repayment of the Medium Term Notes, 3.3% to 8.2%, due through 2005 was partly refinanced by (i) the drawdown of approximately €500 million under the Company’s €3.0 billion EMTN program, and (ii) from dividends received from the Company’s subsidiaries.

During 2002, under the Company’s €3.0 billion Euro Medium Term Note program (“EMTN”), approximately €500 million was drawndown. Of the total amount outstanding of €1,571 million under this facility, approximately €147 million has been attributed to other AXA Group entities and, accordingly, is eliminated on consolidation. The drawdown was primarily effected in three separate tranches of U.S. dollars and Euro, as follows:

  U.S. dollar tranche: U.S.$100 million due January 14, 2004, at an issue price of 100% and with an interest rate of Libor 3-month plus 10 basis points on a quarterly basis.
  Euro tranches: (i) €200 million due February 4, 2004, at an issue price of 99.922% and with quarterly interest payments at an interest rate of Euribor 3-month plus 5 basis points. (ii) €200 million due February 8, 2005, at an issue price of 100% and with quarterly interest payments at an interest rate of Euribor 3-month plus 16 basis points.

/F-57

19. Amounts Owed to Credit Institutions

	At December 31,
(in euro millions)	2003	2002

Financing Debt
AXA, The Company	–	254
Other
Other financing debt under €50 million each	29	50

Total financing debt	29	304

Operating Debt
Other financial services in France
Compagnie Financière de Paris	17	93
AXA Banque	266	408
Other financial services in Germany
Colonia Bausparkasse	190	350
AXA Vorsorgebank	241	213
Other financial services in Belgium
AXA Bank Belgium	2,090	2,570
Other	2	1
Bank overdrafts	1,016	1,077

Total operating debt	3,822	4,713

TOTAL	3,851	5,017

Note: certain increases/decreases year on year are attributable to the impact of foreign exchange rates.

In 2003, AXA SA repaid its credit lines of €254 million that were maturing. AXA Bank Belgium reduced its operating debt by €480 million, as financing relies mainly on current accounts with the National Bank of Belgium. Colonia Bausparkasse reduced its operating debt by €160 million, mainly due to the reduction in regulatory liquidity requirements for real estate companies introduced at the start of 2003.

AXA (the Company) had standby committed credit facilities at December 31, 2003 of €5.4 billion (2002: €4.8 billion). These committed credit facilities consist of several different credit lines with interest rates based on the Euro Inter-Bank Offered Rate (“EURIBOR”).

AXA Financial, through Equitable Life, has a U.S.$350 million bank five-year credit facility. The interest rates are based on external indices dependent on the type of borrowing ranging from 1.34% to 4.0%. There were no amounts outstanding under this credit facility at December 31, 2003. During 2002, AXA Financial cancelled its previously existing U.S.$250 million 364-day credit facility.

In 2002, the €159 million reduction in debt was mainly due to the decreasing operating debt of AXA Banque (lower financing needs in 2002), CFP Crédit and AXA Bank Belgium (principally on deposit accounts).

/F-58

In September 2002, Alliance Capital entered into a U.S.$800 million five-year revolving credit facility with a group of commercial banks and other lenders that replaced three existing credit facilities aggregating U.S.$875 million. Of the U.S.$800 million, U.S.$425 million is intended to provide back-up liquidity for its U.S.$425 million commercial paper program (see note 18 “Non-subordinated Debt Instruments Issued” above), with the balance available for general corporate purposes, including capital expenditures and funding of the payments of sales commissions to financial intermediaries. Under the credit facility, the interest rate, at the option of the borrower, is a floating rate generally based upon a defined prime rate, a rate related to the London Interbank Offered Rate (“LIBOR”) or the Federal Funds Rate. A facility fee is payable on the total facility. In addition, a utilization rate fee is payable in the event the average aggregate daily outstanding balance exceeds U.S.$400 million for each calendar quarter. The revolving credit facility contains covenants that, among other things, require Alliance Capital to meet certain financial ratios. Alliance Capital was in compliance with the covenants at December 31, 2003. At December 31, 2003, Alliance Capital no borrowings were outstanding under Alliance’s commercial paper program or credit facilities.

Of the total amounts owed to credit institutions on a consolidated basis, nearly all of the arrangements are payable on demand, except those of the Company.

20. Net Investment Result

The sources of net investment results are summarized as follows:

	Years ended December 31,
	Insurance			Financial services (a)			Holding companies			Intersegment eliminations				Total
(in euro millions)	2003	2002	2001	2003	2002	2001	2003	2002	2001	2003	2002	2001	2003	2002	2001

Net investment income on:
Fixed maturities	8,132	8,462	8,554	–	–	–	15	7	27	(17)	(17)	(10)	8,131	8,453	8,570
Equity investments	2,139	1,915	1,997	13	7	23	67	35	55	–	–	–	2,219	1,958	2,075
Mortgage, policy and other loans	1,276	1,528	1,790	–	–	–	9	7	14	(222)	(178)	(82)	1,063	1,357	1,722
Real Estate	764	824	828	(3)	2	(1)	(1)	(1)	(2)	–	(0	(2)	761	825	823
Other invested assets	631	822	1,178	11	16	23	230	386	423	(153)	(215)	(205)	720	1,009	1,419
Interest expenses	(236)	(274)	(328)	(45)	(58)	(55)	(755)	(862)	(1,090)	333	361	286	(702)	(832)	(1,186)
Other investment expenses	(569)	(564)	(684)	(22)	(12)	(14)	(13)	(30)	(39)	84	96	83	(520)	(510)	(654)
Net investment income on:	12,137	12,714	13,335	(45)	(44)	(24)	(446)	(457)	(612)	26	47	70	11,671	12,260	12,769

Investment gains/(losses),
net of valuation allowances on: (b)
Fixed maturities	52	726	73	145	46	62	(4)	(10)	0	–	–	–	193	762	136
Equity investments	(136)	(5,457)	(3,186)	27	361	2	34	446	429	–	–	–	(74)	(4,650)	(2,755)
Mortgage, policy and other loans	(36)	(108)	(129)	(0)	–	–	–	(12)	(25)	–	–	–	(37)	(120)	(154)
Real Estate	224	557	344	3	10	0	0	1	9	–	–	–	227	567	353
Other	(3)	87	7	16	(41)	33	(7)	(1)	(19)	–	–	–	6	45	20
Net investment gains/(losses)	101	(4,196)	(2,891)	191	376	97	23	424	394	–	–	–	315	(3,396)	(2,399)

Change in fair value of separate
account (unit-linked) assets (net)	14,949	(17,576)	(11,613)	–	–	–	–	–	–	–	–	–	14,949	(17,576)	(11,613)

Net investment result (b)	27,187	(9,058)	(1,170)	146	331	73	(423)	(33)	(218)	26	47	70	26,935	(8,713)	(1,244)

(a)	Amounts do not include investment income and investment expenses from the banking operations, which are included in “Revenues from banking activities” and in “Bank operating expenses” in the consolidated statements of income. Also, depreciation expense related to real estate held by AXA’s real estate companies is excluded in the above presentation, as also included in “Bank operating expenses”.
(b)	Includes realized investment gains and losses and unrealized investment gains and losses on assets accounted for as trading, including losses on assets supporting the UK “With-Profit” business, of €1,134 million in 2003 and €3,444 million in 2002.

/F-59

	Years ended December 31,
							International
	Life & Savings			Property & Casualty			Insurance			Total Insurance
(in euro millions)	2003	2002	2001	2003	2002	2001	2003	2002	2001	2003	2002	2001

Net investment income on
Fixed maturities	7,084	7,336	7,342	787	849	909	261	278	303	8,132	8,462	8,554
Equity investments	1,762	1,545	1,565	353	348	403	24	23	29	2,139	1,915	1,997
Mortgage, policy and other loans	1,196	1,385	1,705	51	113	80	29	30	6	1,276	1,528	1,790
Real Estate	621	667	660	134	139	145	8	18	23	764	824	828
Other invested assets	455	678	951	113	75	160	64	69	67	631	822	1,178
Interest expenses	(152)	(183)	(258)	(38)	(53)	(44)	(46)	(38)	(25)	(236)	(274)	(328)
Other investment expenses	(427)	(431)	(558)	(121)	(94)	(108)	(21)	(38)	(18)	(569)	(564)	(684)
Net investment income	10,539	10,997	11,407	1,279	1,375	1,543	319	342	385	12,137	12,714	13,335

Net investment gains/(losses),
net of valuation allowances on: (b)
Fixed maturities	(7)	532	(127)	5	88	106	53	106	95	52	726	73
Equity investments	150	(5,047)	(3,401)	(273)	(298)	252	(13)	(113)	(37)	(136)	(5,457)	(3,186)
Mortgage, policy and other loans	(36)	(106)	(125)	(1)	(1)	(4)		(0)		(36)	(108)	(129)
Real Estate	156	474	333	68	75	19	(0)	8	(8)	224	557	344
Other	21	43	(4)	(4)	(9)	(0)	(20)	53	11	(3)	87	7

Net investment gains/(losses)	285	(4,105)	(3,324)	(204)	(145)	373	20	54	60	101	(4,196)	(2,891)

Change in fair value of separate
account (unit-linked) assets (net)	14,949	(17,576)	(11,613)	–	–	–	–	–	–	14,949	(17,576)	(11,613)

Net investment result (a)	25,773	(10,684)	(3,531)	1,075	1,230	1,916	339	396	445	27,187	(9,058)	(1,170)

(a)	Amounts do not include investment income and investment expenses from the banking operations, which are included in “Revenues from banking activities” and in “Bank operating expenses” in the consolidated statements of income. Also, depreciation expense related to real estate held by AXA’s real estate companies is excluded in the above presentation, as also included in “Bank operating expenses”.
(b)	Includes realized investment gains and losses and unrealized investment gains and losses on assets accounted for as trading, including assets supporting the UK With-Profit business of (€1,134) million (2002: (€3,444) million).

2003 brought a reversal in the three-year downtrend in the financial markets, with a twofold impact on the net investment result:

  The change in market value of assets supporting separate account (unit-linked) contracts totaled €14.9 billion positive impact on the net investment result of Life & Savings insurance companies (2002: €–17.6 billion and 2001: € –11.6 billion).
  Capital gains, net of valuation allowances, totaled €315 million, as opposed to net capital losses of €3.4 billion in 2002 and €2.4 billion in 2001. This figure included a €+1.1 billion impact (2002: €–3.4 billion, 2001: loss of €3.0 billion) from the change in market value on “With-Profit” assets in the UK (accounted for at market value in the balance sheet, excluding the positive impact of investment revenues), valuation allowances of €2 billion for the impairment of equity securities (2002: €912 million, 2001: €995 million), and valuation allowances of €368 million for the impairment of the bond portfolio (2002: €341 million, 2001: €312 million). The capital gain realized on the sale of Crédit Lyonnais shares was €542 million. Crédit Agricole shares received in exchange for Crédit Lyonnais shares were sold in their entirety, resulting in an additional capital gain of €8 million.

In addition:

In Australia, AXA Asia Pacific Holdings completed the disposal of its 50% stake in Members’ Equity Pty Ltd to Industry Funds Services on January 8, 2003, resulting in a capital gain of €35 million, based on a disposal price of €53 million.

/F-60

In Austria, AXA announced on December 18, 2002 the results of its discussions with UNIQA Versicherung AG –Austria’s number one life insurer and number four Property & Casualty insurer – concerning the sale of its Austrian assets. The deal was signed in December 2002 and completed on June 4, 2003, resulting in a capital gain was € 51 million.

AXA Bank Belgium sold its consumer credit subsidiary Auxifina, which had a different customer base to its banking business. The resulting capital gain booked in 2003 was €15 million.

In Germany, on July 1 2003, AXA sold its 49.9% stake in Colonia Re JV to General Re. The agreement ended the successful German joint venture with General Re lasting more than eight years. This move was in line with AXA’s strategy of refocusing on core businesses in Germany. The disposal price was €701 million, and the resulting capital gain was €12 million.

In January 2001, AXA and certain of its subsidiaries sold the remaining shares of Credit Suisse Group received in connection with the sales of DLJ for a realized gain of €110 million (net Group share).

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

/F-61

21. Reinsurance

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

The components of reinsurance ceded, net, as presented in the consolidated statements of income, are summarized as follows:

						Years ended December 31,
	Life			Property			International			Intersegment			Total
	& Savings			& Casualty			Insurance			eliminations			Insurance
(in euro millions)	2003	2002	2001	2003	2002	2001	2003	2002	2001	2003	2002	2001	2003	2002	2001

Premiums ceded
and retroceded	(740)	(809)	(777)	(1,058)	(1,172)	(1,221)	(1,407)	(1,865)	(1,660)	132	169	93	(3,073)	(3,678)	(3,565)
Change in unearned
premium reserve ceded	95	139	99	18	(39)	(46)	5	(60)	165	5	10	(7)	123	49	210
Insurance benefits
and claims ceded	672	885	762	432	840	1,003	494	716	2,338	(131)	(110)	(47)	1,467	2,331	4,056
Commissions received
from reinsurers	57	73	56	114	142	152	208	572	258	(8)	(12)	(4)	371	774	462

REINSURANCE CEDED, NET	84	288	139	(495)	(229)	(112)	(701)	(638)	1,101	(1)	57	35	(1,113)	(523)	1,163

In 2003, there was a decrease in reinsurance ceded result. In Property & Casualty insurance, the fall was due to improvement in claims gross of reinsurance in Germany, due to the lack of major claims following the floods in 2002, and in the UK due to the increase in reserves carried out in 2002, which was not repeated in 2003. In International insurance, the fall was due to (i) the decrease in reinsurance ceded at AXA Corporate Solutions Assurance resulting from the improvement in gross claims experience, partly offset by (ii) the rise in reinsurance ceded at AXA RE, due to the review of reinsurance programs, resulting in a fall in the amount of premiums ceded.

In 2002, the strong negative impact of the reinsurance ceded observed was explained by the exceptional cost of the terrorist attacks on September 11, 2001, for which the gross charge in 2001 was partly reinsured.

/F-62

The following table provides an analysis of premiums written and earned for AXA’s three insurance segments for the periods indicated.

	Years ended December 31,
(in euro millions, except for percentages)	2003	2002	2001

Life & Savings
Direct premiums	42,342	46,351	46,400
Reinsurance assumed	3,944	1,696	1,513
Reinsurance ceded	(727)	(787)	(763)

Net Life & Savings Premiums	45,559	47,260	47,150
Reinsurance assumed as a percentage of net premiums written	8.7%	3.6%	3.2%

Property & Casualty
Direct premiums written	16,655	15,569	15,220
Reinsurance assumed	408	367	674
Reinsurance ceded	(995)	(1,111)	(1,178)

Net Property & Casualty Premiums Written	16,068	14,825	14,716
Reinsurance assumed as a percentage of net premiums written	2.5%	2.5%	4.6%
Premiums earned	16,832	15,628	15,780
Reinsurance ceded (earned)	(977)	(1,138)	(1,215)

Net Property & Casualty Premiums Earned	15,855	14,491	14,564
International Insurance
Direct premiums written	1,180	1,276	1,525
Reinsurance assumed	2,776	4,464	4,139
Reinsurance ceded	(1,199)	(1,641)	(1,624)

Net International Insurance Premiums Written	2,757	4,099	4,040
Reinsurance assumed as a percentage of net premiums written	100.7%	108.9%	102.5%
Premiums earned	4,512	5,681	5,425
Reinsurance ceded (earned)	(1,202)	(1,707)	(1,473)

Net International Insurance Premiums Earned	3,310	3,974	3,952

AXA evaluates the financial condition of its reinsurers to minimize its exposure to significant losses from reinsurer insolvencies. Significant reinsurance amounts recoverable on paid and unpaid losses are secured by letters of credit or assets deposited with AXA or in trusts on behalf of AXA.

/F-63

22. Operating Charges

The analysis of operating expenses below does not include operating expenses in respect of banking activities, which are presented separately in the statements of income.

The tables below give the split between the operating charges by nature of expenses and by classification. Each classification of operating expenses corresponds to the main functions within an insurance company. Financial services-related expenses incurred by the insurance companies are included under “administrative expenses”.

	Years ended December 31, 2003
			Inter-		Asset	Other		Intersegment
	Life &	Property	national	Total	Mana-	Financial	Holding	elimi-
(in euro millions)	Savings	& Casualty	Insurance	Insurance	gement	Services	companies	nations	TOTAL

Insurance acquisition expenses (a)	(2,797)	(2,727)	(290)	(5,814)	–	–	–	16	(5,798)

Acquisition costs (b)	(3,896)	(2,820)	(290)	(7,007)	–	–	–	16	(6,991)
Insurance claims expenses (c)	(339)	(914)	(731)	(1,984)	–	–	–	4	(1,980)
Investment management expenses	(d) (203)	(26)	(7)	(236)	–	–	–	75	(161)
Administrative expenses	(2,457)	(1,865)	(313)	(4,635)	(2,769)	(323)	(93)	253	(7,567)

TOTAL BEFORE INTERSEGMENT
ELIMINATIONS	(6,895)	(5,625)	(1,341)	(13,861)	(2,769)	(323)	(93)	348	(16,699)

Including:
Salaries and benefits	(2,085)	(1,800)	(301)	(4,185)	(1,089)	(144)	(136)	1	(5,554)
Depreciation	(187)	(63)	(21)	(271)	(71)	(12)	(17)	–	(371)
Commissions	(2,773)	(2,703)	(756)	(6,232)	–	–	–	31	(6,201)
Other charges	(1,850)	(1,060)	(263)	(3,173)	(1,609)	(166)	59	316	(4,573)

(a)	Represents total acquisition expenses as presented in the statement of income including amortization expense for value of purchased life business in-force (VBI) and the change in deferred acquisition costs (DAC), which is net of changes in unearned premium reserves.
(b)	Before amortization of value of purchased business in-force, the change in deferred acquisition costs and the change in unearned premium reserves.
(c)	Such costs are included within “insurance benefits and claims” in the consolidated statement of income.
(d)	Such costs are included within “net investment results” in the consolidated statement of income.

In 2002, the presentation of information has changed such that each type of operating charge is presented gross of intersegment eliminations – prior period presentation has not changed.

/F-64

	Years ended December 31, 2002
			Inter-		Asset	Other		Intersegments
	Life &	Property &	national	Total	Mana-	Financial	Holding	elimi-
(in euro millions)	Savings	Casualty	Insurance	Insurance	gement	Services	companies	nations	TOTAL

Insurance acquisition expenses (a)	(2,806)	(2,754)	(351)	(5,912)	–	–	–	20	(5,891)

Acquisition costs (b)	(3,775)	(2,806)	(351)	(6,932)	–	–	–	20	(6,911)
Insurance claims expenses (c)	(382)	(932)	(1,041)	(2,355)	–	–	–	5	(2,349)
Investment management expenses (d)	(248)	(33)	(11)	(292)	–	–	–	126	(166)
Administrative expenses	(2,868)	(1,658)	(367)	(4,892)	(2,952)	(335)	(177)	259	(8,098)

TOTAL BEFORE INTERSEGMENT
ELIMINATIONS	(7,273)	(5,429)	(1,769)	(14,471)	(2,952)	(335)	(177)	411	(17,525)

Intersegment eliminations	–	–	–	–	–	–	–	–	–

TOTAL	(7,273)	(5,429)	(1,769)	(14,471)	(2,952)	(335)	(177)	411	(17,525)

Including:
Salaries and benefits	(2,241)	(1,748)	(288)	(4,277)	(1,237)	(150)	(61)	–	(5,724)
Depreciation	(240)	(64)	(26)	(330)	(73)	(15)	(11)	–	(429)
Commissions	(2,559)	(2,690)	(1,088)	(6,337)	–	–	–	32	(6,305)
Other charges	(2,234)	(928)	(367)	(3,528)	(1,642)	(171)	(105)	378	(5,066)

(a)	Represents total acquisition expenses as presented in the statement of income including amortization expense for value of purchased life business in-force (VBI) and the change in deferred acquisition costs (DAC), which is net of changes in unearned premium reserves.
(b)	Before amortization of value of purchased business in-force, the change in deferred acquisition costs and the change in unearned premium reserves.
(c)	Such costs are included within “insurance benefits and claims” in the consolidated statement of income.
(d)	Such costs are included within “net investment results” in the consolidated statement of income.

	Years ended December 31, 2001
			Inter-		Asset	Other		Intersegments
	Life &	Property &	national	Total	Mana-	Financial	Holding	elimi-
(in euro millions)	Savings	Casualty	Insurance	Insurance	gement	Services	companies	nations	TOTAL

Insurance acquisition expenses (a)	(3,193)	(2,868)	(340)	(6,401)	–	–	–	6	(6,394)

Acquisition costs (b)	(4,058)	(2,865)	(340)	(7,263)	–	–	–	6	(7,257)
Insurance claims expenses (c)	(398)	(1,005)	(906)	(2,309)	–	–	–	–	(2,309)
Investment management expenses (d)	(183)	(28)	(10)	(221)	–	–	–	131	(91)
Administrative expenses	(3,326)	(1,803)	(299)	(5,428)	(3,130)	(315)	(222)	320	(8,775)

TOTAL BEFORE INTERSEGMENT
ELIMINATIONS	(7,966)	(5,701)	(1,554)	(15,221)	(3,130)	(315)	(222)	457	(18,431)

Intersegment eliminations	252	17	2	271	176	(5)	15	(457)	–

TOTAL	(7,713)	(5,684)	(1,552)	(14,949)	(2,954)	(321)	(207)	–	(18,431)

Including:
Salaries and benefits	(2,366)	(1,624)	(266)	(4,256)	(1,243)	(154)	(47)	–	(5,700)
Depreciation	(234)	(115)	(21)	(371)	(68)	(16)	(16)	–	(471)
Commissions	(2,550)	(2,797)	(990)	(6,336)	–	–	–	–	(6,336)
Other charges	(2,564)	(1,148)	(275)	(3,987)	(1,642)	(150)	(144)	–	(5,923)

(a)	Represents total acquisition expenses as presented in the statement of income including amortization expense for value of purchased life business in-force (VBI) and the change in deferred acquisition costs (DAC), which is net of changes in unearned premium reserves.
(b)	Before amortization of value of purchased business in-force, the change in deferred acquisition costs and the change in unearned premium reserves.
(c)	Such costs are included within “insurance benefits and claims” in the consolidated statement of income.
(d)	Such costs are included within “net investment results” in the consolidated statement of income.

/F-65

23. Income Taxes

A summary of the income tax (expense) benefit in the consolidated income statements is shown below:

	Year ended December 31,
(in euro millions)	2003	2002	2001

French income tax (expense) benefit:
Current	(202)	(19)	(203)
Deferred	(74)	(133)	185
Total French income tax (expense) benefit	(276)	(152)	(18)
Foreign income tax (expense) benefit:
Current	(27)	79	68
Deferred	(232)	(353)	(94)
Total foreign income tax (expense) benefit	(260)	(274)	(27)

GRAND TOTAL	(536)	(426)	(45)

The provisions for income taxes are different from the amounts determined by multiplying pre-tax income by the French statutory income tax rate (35.43% in 2003 and 2002, 36.43% in 2001). The sources of differences from the statutory rate and the tax effect of each are as follows:

	Year ended December 31,
(in euro millions)	2003	2002	2001

Income tax (expense)/benefit:
Income tax expense at French statutory base rate	(617)	(609)	(340)
Impact of different foreign statutory rates	85	5	(35)
Permanent differences relating to:
– Investments	148	495	321
– Operating expenses and other	(275)	(271)	(379)
Utilization of losses carried forward	27	(38)	80
Impact of difference between the statutory tax rate
and the effective tax rate	96	(7)	309

INCOME TAX EXPENSE	(536)	(426)	(45)

/F-66

In 2003, there was €148 million of permanent differences on financial revenues and charges mostly relating to the parent-subsidiary tax regime (€82 million) mainly in France, permanent differences of €275 million mainly related to cumulative goodwill amortization. €96 million of differences and the impact of tax rate changes include (i) the release of a provision booked at the time of acquiring German activities in 1997, following the Group’s 2003 sale of its stake in Colonia Re JV to General Re (+€80 million before the impact of the exceptional goodwill amortization included in the permanent differences on other revenues and charges), (ii) in the United States, the impact of deferred tax liability release (€211 million) following the review of the deferred tax positions, partially offset by (iii) the €149 million impact of recognizing an additional valuation allowance against the deferred tax asset in Japan.

In 2002, a €152 million tax credit was recorded in the United Sates life operations following a settlement with the Internal Revenue Service that led to a favorable treatment of certain tax matters related to separate accounts (unit-linked).

In 2001, deferred tax expense was affected by the German tax reform effective from January 1, 2002 whereby realized gains on the sale of equity securities were no longer subject to tax. Consequently, this reduced the deferred tax liability by €221 million recorded through income. In addition, a deferred tax asset of €130 million had been recorded on non tax-exempt provisions for run-off financial services and €63 million had been utilized on tax losses of Sicher Direct, the direct Property & Casualty insurance operations of AXA in Germany.

An analysis of deferred tax is given below:

	Net deferred tax asset/liability forma (a)
	At December 31,	At December 31,
(in euro millions)	2003	2002

Investments	(266)	(824)
Insurance operations	(724)	(647)
Compensation and related benefits	299	559
Other	789	1,084

TOTAL	98	171

Included in deferred tax liabilities	(1,954)	(4,592)
Included in deferred tax assets	2,053	4,763

(a)	As of 2003, deferred tax positions on the balance sheet are stated net at the level of the heads of local tax consolidation groups and distinct tax entities.

/F-67

In 2003, Japan increased its deferred tax asset valuation allowance by €161 million from €40 million in 2002. There was a €211 million release of deferred tax liability in the U.S. life operations following a review of the deferred tax positions. In Germany, a deferred tax provision of €282 million booked at the time of acquiring German activities in 1997, was released following the Group’s 2003 sale of its stake in Colonia Re JV to General Re.

At December 31, 2003, AXA’s consolidated deferred tax assets, net of valuation allowances, included tax benefits attributable to tax loss carry-forwards of €595 million (2002: €737 million, 2001: €618 million). The principal countries and entities with tax loss carry-forwards at December 31, 2003 included Japan of €153 million (2002: €327 million, and 2001: €362 million), the UK of €330 million (2002: €309 million, and 2001: €99 million), AXA RE of €46 million (2002: € 2 million), Morocco of €15 million (2002: €37 million and 2001: €18 million) and Australia / New Zealand of €10 million (2002: €39 million and 2001: nil). These net operating loss carryforwards are included in income tax returns that are subject to examination by various tax authorities.

(in euro millions)	December 31, 2003

Gross deferred tax assets (a)	4,922
Valuation allowance at the end of the year	626

Net deferred tax asset	4,296

Gross deferred tax liability (a)	4,198
Net deferred tax asset/(liability)	98

(a) Amounts stated before the netting entries booked at the level of the head of the tax consolidated groups and distinct tax entities.

(in euro millions)	December 31, 2003

Total amount of net operating loss carryforwards (b)	595

(b) 36% of the net operating loss carryforwards expires within 2 and 5 years, and 57% have a maturity date exceeding 10 years.

/F-68

24. Net Income per Ordinary Share

The Company calculates basic net income per ordinary share and diluted net income per ordinary share:

  The calculation of basic net income per ordinary share assumes no dilution and is based on the weighted average number of ordinary shares outstanding for the period.
  From 2002, the calculation of diluted net income per ordinary share takes into account shares that may be issued as a result of stock option plans and convertible bonds. The effect of stock option plans on the number of fully diluted shares is taken into account only if options are considered to be exercisable on the basis of the average price of AXA share over the period. The effect of convertible bonds (number of shares and income) is integrated in the calculation if it actually generates a dilution of the net income per share.

The continued fall in AXA’s stock price from €17.8 to €14.1 on an average basis in 2003 meant that 35 million shares (2002: 37 million, 2001: 14 million on a proforma basis) relating to stock options were not included in the calculation of the weighted average number of shares on a fully diluted basis. In addition, the 23 million shares that may be issued in order to redeem the ORAN bonds issued as part of the MONY acquisition plan were taken into account from the date that subscription rights were issued in October 2003. As a result of these factors, and considering that convertible bond plans are anti-dilutive, the fully-diluted number of shares is 1,790 million.

The detailed calculation of net income per ordinary share (basic and diluted) is provided below:

	Years ended December 31,
	2003		2002		2001 Pro-forma (a)		2001 as published
euro millions, except	Ordinary	Net	Ordinary	Net	Ordinary	Net	Ordinary	Net
ordinary shares in millions)	shares	income	shares	income	shares	income	shares	income

Net income	1,763.66	1,005	1,736.13	949	1,715.71	520	1,715.71	520
Net income per ordinary
share (basic)	–	0.57	–	0.55	–	0.30	–	0.30

Effect of Dilutive Securities
Stock-options	3,50	–	2,99	–	7,63	–	7,63	–
Bonds redeemable in shares
or cash ORAN’s) (b)	22,97	–	–	–	–	–	–	–
Convertible Bonds
(2.5% 1999-2014)	–	–	–	–	–	–	37,17	24
Convertible Bonds
(3.75% 2000-2017)	–	–	–	–	–	–	26,82	26

Net Income attributable to
ordinary shares and potentially
dilutive securities	1,790.12	1,005	1,739.12	949	1,723.34	520	1,787.33	571
Net income per ordinary share
(diluted)		0.56	–	0.55	–	0.30	–	0.32

(a)	Since 2002, anti-dilutive impacts relative to convertible bonds are excluded from the French GAAP earnings per share calculation. 2001 data has been restated to be on a comparable basis.
(b)	Each ORAN issued will be automatically redeemed by the issuance of one new ordinary AXA share following the closing date of the acquisition. If the acquisition is not completed, and at the latest on December 21, 2004, the ORANs will be redeemed in cash, at par with accrued interest of 2.4% prorata temporis.

/F-69

25. Financial Instruments

DISCLOSURE ABOUT FAIR VALUE

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

	At December 31,
	2003		2002
	Net carrying		Net carrying
(in euro millions)	value	Fair value	value	Fair value

Financial Assets:
Fixed maturities	154,405	162,707	155,115	163,972
Equity investments, including holdings
in mutual funds (a)	62,398	61,857	57,724	52,495
Mortgage, policy and other loans	17,248	17,838	18,434	19,183

Financial Liabilities:
Investment contracts	233,389	236,804	225,339	227,031
Short-term and long-term debt and borrowings
(including bank overdrafts)	9,007	9,139	9,699	9,794
Subordinated debt and mandatorily convertible bonds	8,453	8,516	8,300	8,359

(a) Excludes investments in participating interests.

/F-70

USE OF DERIVATIVE INVESTMENTS

AXA uses derivatives instruments primarily for non-trading purposes and from time to time will also trade in derivative instruments as discussed further below.

At December 31, 2003, the notional amount of all derivative instruments, for trading and non-trading purposes, totaled €166.9 billion (2002: €177 billion). The estimated net fair value of these derivative instruments at December 31, 2003 totaled €1,384 million (2002: €1,044 million). The use of credit derivatives across the Group is limited to the management of a small portfolio of credit default swaps written in prior years by AXA Corporate Solutions Assurance. At December 31, 2003 and December 31, 2002, the overall impact on AXA’s consolidated financial condition and operating result from these instruments was not material.

While notional amount is the most commonly used measure of volume in the derivatives market, it is not used as a measure of risk because the notional amount greatly exceeds the possible credit and market loss that could arise from such transactions. AXA is exposed to the credit risk of the counterparty to the derivative instrument, however, AXA has no credit risk related to notional principal amounts. The notional amounts do not represent the amounts actually exchanged by the parties and thus are not a measure of AXA’s exposure to the derivative instruments. AXA’s exposure is represented by the mark value of the derivative contract at a point-in-time.

DERIVATIVE INSTRUMENTS ACCOUNTED FOR AS HEDGING DERIVATIVES

AXA primarily uses derivative instruments for hedging purposes to manage risk, principally interest rate risk and foreign currency exposures. The risk management and associated hedging strategies are determined and managed by AXA’s local operations in light of both local GAAP and French GAAP requirements. Such hedging strategies include (i) managing interest rate exposures on fixed maturity investments, long term debt and guaranteed interest crediting rates on insurance contracts, (ii) managing foreign currency exposures on foreign currency denominated investments and liabilities, and (iii) managing liquidity positions (including the ability to pay benefits and claims when due) in connection with asset-liability management and local regulatory requirements for AXA’s insurance and banking operations. At December 31, 2003, the notional amount, net fair value and net carrying value of derivative instruments used by AXA’s operations for hedging purposes totaled €154,791 million, €1,383 million and €–225 million, respectively (2002: €153,445 million, €962 million and €517 million, respectively). The impact on AXA’s 2003 consolidated net income was a gain of €120 million in 2003 (2002: a gain of €119 million), net Group share.

At December 31, 2003 and based on notional amounts, (i) approximately 51% of the derivative instruments used for hedging purposes consisted of swap contracts, principally interest rate swaps, and (ii) approximately 37% of the derivative instruments used for hedging purposes consisted of futures / forwards (principally other than foreign currency contracts).

  Swap contracts are agreements between two parties to exchange one set of cash flows for another. Payments are based on a notional amount. In connection with the use of such derivatives instruments, under French GAAP the balance sheet may include a net receivable or net payable at period end for cash flow exchanges that have been accrued for but not yet settled as at period end. AXA uses primarily (i) interest rate swap contracts to manage cash flows on interest received on investments or interest payments on debt, and to a lesser extent (ii) currency swap contracts to manage foreign currency denominated cash flows or investments. On a consolidated basis, the notional

/F-71

amount, net fair value and net carrying value of such instruments as at December 31, 2003 was €78,598 million, €1,724 million and €299 million (2002: €78,195 million, €1,453 million and €767 million). The net impact on AXA’s 2003 consolidated net income was a gain of €273 million (2002: a gain of €584 million). At December 31, 2003, interest rate swap contracts accounted for just over 82% of these instruments used by AXA (based on notional amounts), in particular (i) AXA (the parent company) to hedge its interest rate exposure on debt issued or amounts borrowed, (ii) AXA Bank Belgium mainly to hedge interest rate exposures in connection with its ordinary course of business to achieve an appropriate interest rate spread between the interest earning assets and the interest bearing liabilities and (iii) AXA’s U.S. holding company used interest rate swaps to reduce fixed interest cost of its long-term debt obligations. Currency swaps constitute another part of AXA’s hedging strategies to manage foreign currency cash flow exposures, and are primarily used by AXA (the parent company).

  Forward and future contracts are contracts that obligate settlement at a specified price at a specified future date and can be either exchange or non-exchange traded. On a consolidated basis, the notional amount, net fair value and net carrying value of such instruments as at December 31, 2003 was €58,171 million, €–103 million and €–559 million (2002: €49,301million, €–79 million and €15 million). The net impact on AXA’s 2003 consolidated net income was a charge of €132 million (2002: a charge of €199 million). Non-foreign currency related forward and future contracts accounted for more than 80% of these instruments (based on notional amounts) and were predominantly used by AXA’s French insurance operations and AXA Bank Belgium mainly to hedge future operating margins. Additionally, AXA’s U.S. insurance operations uses forward and futures contracts to hedge certain risks associated with the guaranteed minimum death benefit feature of certain annuity products. At December 31, 2003, products with these features had a total account value of and net amount at risk of approximately €10,324 million, and €13 million, respectively. Foreign currency related forward and future contracts are primarily used by Japan to hedge foreign currency risk associated with foreign currency denominated fixed maturity security investments.
  Interest rate caps and floors are option-like agreements where the seller agrees to pay to the counterparty an amount equal to the differential, based on a notional amount, between the interest rate of the specified index and the interest rate cap or floor. These products are used to hedge for an interest rate increase (caps) or decrease (floor). The notional amount, net fair value and net carrying value of such instruments as at December 31, 2003 was €15,851 million, €2 million and €12 million (2002: €25,259 million, €–230 million and €–55 million). The net impact on income for 2003 was a charge of €38 million (2002: a charge of €295 million). These types of derivatives are used predominantly by AXA’s U.S. and French Life & Savings operations to hedge interest crediting rates on products with guaranteed rates of return and other interest-sensitive products. Income and expense resulting from these hedges are generally reflected as an adjustment to interest credited to policyholders’ account balances. Any net premium paid on such contracts is amortized on a straight-line basis over the life of the contracts.

OTHER OPERATIONS

AXA uses derivative instruments to manage its asset and liability exposures principally as it relates to interest rate, foreign currency and equity price risk exposures in certain of its operations. Certain of the derivative instruments are used in connection with economic hedging activities that do not meet certain requirements for hedge accounting under French GAAP and, therefore, are accounted for as other operations. At December 31, 2003, and in respect of derivative instruments accounted for as other operations, the notional amount and the net fair value was €12,145 million and €1 million, respectively (2002: €23,938 million and €83 million, respectively). The impact on net income was a charge of €54 million in 2003 and excludes any unrealized gains, which are not permitted to be recognized in the income statement under French GAAP (2002: a charge of €208 million). The principal AXA entities that use such instruments

/F-72

are (i) AXA Bank Belgium, which uses principally non-foreign exchange rated forward rate contracts, as well as interest rate swaps in order to generate short-term trading profits in the ordinary course of banking activities, and (ii) AXA Japan, which purchases and writes covered call options to manage the interest rate, foreign currency and equity price risk exposures associated with its investment and liability portfolios. These instruments do not meet certain requirements for hedge accounting. In addition, in 2003, due to the evolution of interest rates, AXA Japan no longer required the use of swaptions. The impact on AXA’s 2003 consolidated net income was a charge of €111 million, offset by a gain on the underlying assets.

26. Off Balance Sheet Commitments

In the normal course of business, AXA principally through its financial services operations enters into letters of credit for the purpose of facilitating certain financing transactions and for securing various margin requirements. Additionally, financial guarantees are provided to customers and other financial institutions. Such commitments are noted in the following table:

	Years ended December 31,
	Received		Given
			2003					2002
				Due after one	Due after three
			Due in one	year through	year through	Due after
(in euro millions)	2003	2002	year or less	three years	five years	five years	TOTAL	TOTAL

Commitments to finance :
Financial institutions	7,120	6,991	5	8	45	10	69	108
Customers	4	–	1,398	319	20	67	1,803	1,388
Of which lines of credit (a)	1,625	–	833	–	–	67	900	–
Guarantees :
Financial institutions	518	220	51	503	1,022	415	1,991	656
Customers	2,479	2,351	58	78	95	4,257	4,489	4,593
Other :
Pledged assets
and Collaterized commitments	9,266	7,708	1,952	205	5	1,506	3,668	4,779
Letters of credit	168	63	197	104	–	796	1,097	1,391
Commitments on sales
currently processed	23	40	–	–	–	–	–	–
Commitments related
to construction	4	–	99	49	–	7	155	144
Other engagements	1,523	965	726	525	500	2,701	4,453	3,068

TOTAL	21,103	18,338	4,485	1,792	1,688	9,759	17,723	16,126

(a) Not available for 2002.

/F-73

The main off-balance sheet commitments received by AXA increased by €2,765 million in 2003, as summarized below:

  Financing commitments received by AXA in 2003 totaled €7,120 million (2002: €6,991 million, 2001: €7,120 million). This increase of €129 million, or €444 million at constant exchange rates, was mainly due to an increase in credit lines at AXA SA (€+573 million) and Alliance Capital (€+212 million, not included at December 31, 2002). This increase was partly offset by the reduction in loan facilities and subordinated debt at National Mutual Life Association of Australasia (€–208 million), a reduction in commitments received by the Group’s other financial services activities following the disposal of Auxifina (€–44 million) and the expiry at AXA Banque of a commitment originating with Banque Direct (€–50 million).
  Guarantee commitments received from customers and credit institutions increased by €426 million in 2003. This increase was mainly due to AXA Corporate Solution Assurance’s reclassification of €311 million of collateralized commitments under guarantees received from credit institutions. At December 31, 2003, guarantee commitments received totaled €2,997 million, relating to Life insurance (€1,513 million) and the Belgian banking business (€980 million), as well as the International insurance business. These guarantee commitments are mainly third-party pledges and mortgages on buildings relating to customer loans.
  Collateralized commitments are mainly given by customers of AXA Bank Belgium (€7,827 million), of the French Life insurance and banking businesses (€1,090 million) and of AXA Corporate Solutions Assurance (€260 million). Collateralized commitments increased by €1,558 million in 2003, of which €2,027 million are relating to an increase in AXA Bank Belgium’s collateralized commitments following higher production of home and professional loans. This was partly offset by a reduction among French banks (€–113 million) resulting from the lower volume of secured loans and a €389 million reduction at AXA Corporate Solutions Assurance, mainly reflecting the reclassification of €311 million of collateralized commitments under guarantee commitments.
  Other commitments received increased by €558 million. They mainly concern securities managed by AXA France Vie on behalf of provident societies (€777 million), a guarantee received by AXA France Vie on a loan of securities (€130 million) and €371 million of collateral received by AXA Bank Belgium as part of its cash management (increase of €340 million with respect to 2002).

The main off-balance sheet commitments given by AXA increased by €1,597 million in 2003, and break down as follows:

  Financing commitments increased by €376 million, mainly due to a €415 million increase in financing commitments to customers to €1,803 million, resulting from (i) an increase in commitments relating to home loans made by AXA Bank Belgium (€+235 million) and (ii) an increase in financing commitments to unlisted companies by AXA Versicherung (€+313 million), partly offset by (iii) a fall in customer overdrafts at Banque Directe (€–192 million).
  Guarantee commitments rose by €1,231 million with respect to 2002. The increase in collateral, guarantees and pledges given to credit institutions (€+1,335 million), mainly at AXA SA (€+848 million) was partly offset by the fall in guarantee and financing commitments made by AXA to customers (€–104 million) as part of its normal banking operations via AXA Banque (France), AXA Crédit (France) and AXA Bank Belgium.
  Collateralized commitments: As at December 31, 2002, substantially all collateralized commitments related to AXA Bank Belgium operations (€2,739 million). In the normal course of its banking operations AXA Bank Belgium is required to give collateralized commitments (i) to the National Bank of Belgium as security for normal clearing-house activities, and (ii) to financial institutions in respect of existing security repurchase agreements. In 2003, these commitments fell by €1,111 million, mainly at AXA Bank Belgium (€–1,423 million) following a reduction in pledged securities.

/F-74

  Letters of credit: Commitments given under letters of credit as at December 31, 2002 and 2003 primarily related to AXA’s international insurance operations, in particular, AXA RE (€903 million). For example, such commitments were given in 2001 in connection with future claims settlements arising from the US terrorist attacks on September 11, 2001. Since most letters of credit are denominated in dollars, the €294 million reduction was mostly due to movements in the euro/dollar exchange rate and the fall in activity.
  Other commitments given: AXA has issued the following subordinated convertible debt instruments (i) €1,524 million 2.5% debt instrument issued in February 1999 and due in 2014, and (ii) €1,099 million 3.75% debt instrument issued in February 2000 and due in 2017. At maturity, if such debt instruments are not converted to ordinary shares of AXA, they will be redeemed by AXA at a price in excess of the original issue price per note. Based on the number of notes outstanding at December 31, 2003, the aggregate amount payable upon maturity could be approximately €1,133 million in excess of the existing obligation of €2,617 million (€1,215 million and €2,617 million respectively for 2002) reported in AXA’s consolidated balance sheet at such date, AXA having recorded a €82 million provision at December 31, 2003.

The scheme governing the financial reorganization of AXA Sun Life in 2001 (the “Scheme”) details arrangements under which assets from the inherited estate, attributed to AXA through the reorganization, may be transferred on a temporary or permanent basis to the “With-Profit” funds as required to support the capital requirements of these funds, as determined under the Scheme. In the case of a temporary transfer, assets and related investment income remain attributable to AXA since they will be returned when they are no longer required to support the capital requirements of the “With-Profit” funds, under the stringent tests set out in the Scheme. If, in the opinion of the Appointed Actuary, all or part of the assets transferred are unlikely to be returned in the foreseeable future (taking into consideration the duration of the in force “With-Profit” policies), then the relevant part of the transfer would be designated permanent. Only a permanent transfer to the “With-Profit” funds would result in a charge against the profit and loss account. The maximum amount that could be transferred under the Scheme is capped at the surplus assets from time to time in the non-profit funds, which had a market value of £1.2 billion (€1.7 billion) at December 31, 2003, before taking into account the transfers described below. At December 31, 2003, this transfer amounted to £590 million (€837 million), corresponding to the total amount transferred on January 31, 2003 plus the corresponding financial revenues. According to the rules of the plan, an annual test must be carried out at least once every 12-month period, possibly resulting in an additional transfer. The test on January 1, 2004 is likely to result in an additional transfer of £200 million (€284 million). Current projections, consistent with management’s strategic plans, indicate that these cumulative transfers can reasonably be expected to be returned by the “With-Profit” funds over time and not be designated permanent.

To comply with French regulatory requirements on assets representing technical commitments, in the first half of 2002, AXA Collectives (now AXA France Vie) placed a part of its direct collective contingency insurance receivables in a Special Purpose Vehicle. This operation led to the replacement of a balance sheet receivable by cash and cash equivalents of €250 million. In respect of this 5-year operation, AXA France Assurance has given a guarantee limited to €230 million, to cover any default risk from AXA France Vie (formerly AXA Collective) representatives in charge of the recovery of these debts. Please refer to note 27 for changes in French GAAP for 2004.

On September 12, 2001 an agreement was established between AXA and BNP Paribas for a period of three years, under which AXA guaranteed the liquidity of BNP Paribas’ holdings in ordinary shares of Finaxa.

/F-75

In addition and in connection with Alliance Capital’s acquisition of Sanford C. Bernstein in October 2000, AXA Financial, Inc. agreed to provide liquidity to the former shareholders of Sanford C. Bernstein who received 40.8 million of private Alliance Capital units. After the completion of this lockout period in October 2002, Sanford C. Bernstein’s former shareholders exercised their options and AXA Financial acquired 8.16 million of their units. The remaining 32.6 million private Alliance Capital units can be sold at market price to AXA Financial, Inc. over the seven coming years but not more than 20% of such units may be sold to AXA Financial in any one annual period.

AXA completed the sale of Banque Worms to Deutsche Bank on April 2, 2001. Under the term of this sale, AXA retained certain of Banque Worms’ business assets, including those related to discontinued business, as well as the majority of its investment securities. As of December 31, 2003, most of these assets have been sold. In addition, AXA provided a guarantee to Deutsche Bank covering certain loss incurred by Banque Worms in the event of payment default associated with loans transferred with Banque Worms in the transaction. In 2002 AXA and Deutsche Bank came under an agreement to terminate this guarantee with an immediate payment to Deutsche Bank and transfer to AXA’s subsidiary Compagnie Financière de Paris, of an additional loan portfolio. The payment had no impact on AXA’s consolidated financial statements for 2003 since it was offset by part of the provision established in 2001 in respect of current and future loss. Based on current available information, the remaining provision on the original amount of €122 million is appropriate to cover the residual risks including the additional loan portfolio.

In addition to other employment related obligations, various AXA subsidiaries are required to indemnify their employees against certain liabilities and costs that they may incurred from time to time in performing activities within the scope of their employment duties. These activities may include, for example, service as a director, officer, agent, general partner, or in a similar capacity for (i) an AXA Group company other than the employee’s principal employer or (ii) a company outside the AXA Group where service is at the request of (or for the benefit of) the Group (e.g. joint ventures, partnerships, or special purposes investment companies or funds).

The Group also maintained its policy of hedging certain investments, along with exchange rate and interest risk, using derivatives. See Note 25 ‘Financial Instruments’ for more details.

27. Special purposes vehicles

In the ordinary course of conducting business, AXA in the role of investment manager may act as investment adviser in certain asset-backed investment vehicles commonly known as collateralized debt obligations (“CDOs”). CDOs raise capital by issuing debt and equity securities (the latter if “not rated instruments”) and use the capital to invest in portfolios of interest bearing securities. These vehicles are structured to take advantage of the yield differential between their assets and liabilities including paying investment advisory fees and other expenses. Any net losses of the CDO are borne first by the equity owners to the extent of their investments, and then by debt owners in ascending order of subordination. In addition, AXA’s operating entities may from time to time invest directly in some of these CDOs and in CDOs managed by third parties. AXA derives no direct benefit from the total assets within the CDOs other than its direct investment plus any investment management fees, if it is also the investment manager, and cannot utilize those assets in its operations. Neither the creditors nor the equity investors (if any) have any recourse against AXA. AXA’s maximum exposure to loss in these vehicles is limited to its investment and prospective investment management fees (where managed by AXA).

/F-76

Similarly, AXA may also undertake specific transactions to securitize the value of specific assets on the books, such as real estate or premium receivables. All of these undertakings described in this note can be considered activities conducted through a special purposes entity (“SPE”).

As at December 31, 2003, AXA did not hold one equity share in a SPE in which it conducts activities that would require consolidation in AXA’s consolidated financial statements for the year ended December 31, 2003.

From January 1, 2004, the French regulations will require entities to consolidate SPEs in which there is effective control, even if there is no holding in equity shares of the SPE. AXA has identified several CDOs in which it is involved where it is reasonably possible that it has effective control over the activities (even though it does not own one equity share) and, therefore, such vehicles could be required to be consolidated in AXA’s consolidated financial statements in 2004. AXA’s investment in these vehicles, being the carrying value included in its consolidated financial statements, totaled € 104 million with no additional funding commitments. At such date, these vehicles had total assets of approximately € 2 billion.

AXA also has significant interests in CDOs. At December 31, 2003, AXA’s investment, being the carrying value included in its consolidated financial statements, totaled approximately €200 million with no additional funding commitments. At such date, these vehicles had total assets of roughly €5.3 billion.

28. Litigation

On August 25, 1998, AXA and certain other European insurers signed a Memorandum of Understanding with certain US insurance regulators and non-governmental Jewish organizations agreeing to the establishment of the International Commission on Holocaust Era Insurance Claims (“ICHEIC”). Since that time ICHEIC has been conducting an investigatory process to determine the current status of life insurance policies issued to Holocaust victims between 1920 and 1945 and has established a claims and valuation process designed to settle valid claims filed with the ICHEIC with respect to any such policies which remain unpaid. While the deadline for filing claims with the ICHEIC expired on December 31, 2003, the ICHEIC process and the treatment of claims filed prior to that date are ongoing and AXA continues to actively participate in the ICHEIC process.

In July 2003, AXA reached a global settlement with various Jewish organizations and the ICHEIC covering the totality of its potential exposure outside of Germany (principally in France and Belgium) as well as its humanitarian contribution to ICHIEC. In Germany, AXA’s German affiliates are involved in the implementation of the intergovernmental agreement on Holocaust matters reached during 2000 between Germany and the United States (the “German Foundation Initiative”) that settled all claims relating to the German insurance market. AXA also participates in Holocaust related initiatives undertaken by various European governments including in France where it participates in the Matteoli Commission and in Belgium where AXA’s Belgian affiates participate in a similar body, the Buysse Commission. Various states in the US, including New York, California and Florida, have enacted legislation requiring disclosure of extensive information concerning Holocaust era insurance policies. While these statutes vary and certain of them provide exemption for companies that participate in the ICHEIC process, the ultimate sanction under certain of these statutes for failure to disclose the required information is revocation of an insurers’ license to engage in the insurance business in the concerned state. On June 23, 2003, the U.S. Supreme Court, in a 5-4 decision, struck down

/F-77

California’s Holocaust law on grounds that the law violates the U.S. constitution because it interferes with the President’s conduct of U.S. foreign policy. Since that decision various federal legislative initiatives similar to the Californian legislation have been introduced in the US Congress. To date, none of these initiatives have been enacted. Management cannot predict with certainty, however, whether such federal legislative initiatives may be adopted in the future or whether US insurance regulatory authorities may undertake new legislative, regulatory or related initiatives in connection with this matter. Due to the significant uncertainties and complexities involved in resolving these matters (including the risk of regulatory or other sanctions against AXA’s US affiliates under Holocaust legislation of the type described above or under other statutes or regulations), AXA’s management is not in a position at this time to make an estimate of loss or predict whether or not these matters will have a material adverse effect on AXA’s consolidated results of operations in any particular period.

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

In February 2002, AXA and various of its subsidiaries were named as defendants in a lawsuit, Kyurkjian, et al. v. AXA, et al., which was filed in the United States District Court for the Central District of California on behalf of a purported class of plaintiffs composed of descendants of Armenians killed in the genocide of 1915. Plaintiffs have alleged in this lawsuit that such descendants are entitled to benefits under certain life insurance policies issued to Armenians living in Turkey by two insurance companies (now owned by the AXA Group) between 1880 and 1930. Plaintiffs have asserted that AXA, as well as these two insurance companies and/or their successors in interest, have failed to fulfill contractual and other obligations relating to such policies and have requested judicial relief, including compensatory and punitive damages.

In addition to these matters, several AXA subsidiaries are involved in lawsuits (both class action and individual), investigations, and other actions (the “Subsidiary Litigations”) arising in the various jurisdictions where they do business. The Subsidiary Litigations include the following:

In the United States, AXA’s U.S. subsidiaries are involved in a number of lawsuits, investigations and other actions in various states. A detailed description of these matters involving AXA Financial, Inc. and its subsidiaries (including Equitable Life and Alliance Capital) is included in the annual reports on Form 10-K for the year ended December 31, 2003 and subsequent reports on Form 10-Q, respectively, of AXA Financial (SEC file no. 1-11166), Equitable Life (SEC file no. 0-25280) and Alliance Capital (SEC file no. 1-9818) filed with the SEC (collectively, the “Subsidiary SEC Reports”). The Subsidiary SEC Reports are publicly available and copies can be obtained through the SEC’s EDGAR system (www.sec.gov/edgar), at the SEC’s public reference rooms at 450 Fifth St., N.W., Washington, D.C. 20549 or at the SEC’s other public reference rooms in New York and Chicago, or on the websites of these companies. Among the matters discussed in the Subsidiary SEC Reports are the following:

- Equitable Life Matters. A number of lawsuits have been filed against life and health insurers in the United States and certain other jurisdictions involving insurers’ sales practices, alleged agent misconduct or misrepresentation, failure to properly supervise agents and other matters. Some of the lawsuits have resulted in the award of

/F-78

substantial judgments against insurers (including material amounts of punitive damages) or in substantial settlements. In certain jurisdictions, juries have substantial discretion in awarding punitive damages. In the United States, Equitable Life and certain of its subsidiaries are involved in such litigation. In addition to the sales practices litigations, Equitable Life and certain of its affiliates are defendants in an action commenced in Federal District Court in Illinois by American National Bank and Trust Company of Chicago as trustee for Emerald Investments LP alleging, among other things, that defendants (i) in connection with certain annuities issued by Equitable Life, breached an agreement with the plaintiffs involving execution of mutual fund transfers, and (ii) wrongfully withheld withdrawal charges in connection with termination of these annuities. In this case, plaintiffs seek substantial lost profits and injunctive relief, punitive damages and attorney's fees.

- Alliance Mutual Fund Trading Matters. On October 2, 2003, a purported class action complaint entitled Hindo, et al. v. AllianceBernstein Growth & Income Fund, et al. ("Hindo Complaint") was filed against Alliance, certain of its officers and affiliates ("Alliance defendants"), and certain other defendants not affiliated with Alliance Capital, as well as unnamed Doe defendants. The Hindo Complaint was filed in the United States District Court for the Southern District of New York by alleged shareholders of two of the AllianceBernstein family of mutual funds ("AllianceBernstein Funds"). The Hindo Complaint alleges that certain of the Alliance defendants failed to disclose that they improperly allowed certain hedge funds and other unidentified parties to engage in "market timing" and "late trading" of AllianceBernstein Fund securities, violating Sections 11 and 15 of the United States Securities Act of 1933 ("Securities Act"), Sections 10(b) and 20(a) of the United States Securities Exchange Act of 1934 (the "Exchange Act"), and Sections 206 and 215 of the United States Investment Advisers Act of 1940. Plaintiffs seek an unspecified amount of compensatory damages and rescission of their contracts with Alliance Capital, including recovery of all fees paid to Alliance Capital pursuant to such contracts. Between October 3, 2003 and January 29, 2004, 40 additional lawsuits making factual allegations generally similar to those in the Hindo Complaint were filed against Alliance Capital and certain other defendants, and others may be filed. All of these lawsuits seek an unspecified amount of damages.

Alliance Capital recorded charges to income totaling $330 million in 2003 in connection with establishing the $250 million restitution fund (which is discussed under Item 4 of this Annual Report - "Information about the Company - Additional Factors Which May Affect AXA's Business") and certain other matters discussed above. Management of Alliance Capital, however, cannot determine at this time the eventual outcome, timing or impact of these matters. Accordingly, it is possible that additional charges in the future may be required. With respect to the matters discussed above, management of Alliance Capital and Alliance Holding are unable to estimate the impact, if any, that the outcome of these matters may have on Alliance Capital's or Alliance Holding's results of operations or financial condition.

- Alliance Enron Related Matters. Alliance Capital and a fund managed by an affiliate of Alliance Capital, the Alliance Premier Growth Fund, have been named in several lawsuits in the U.S. arising out of the Enron affair. These include an action filed in Florida state court by the Florida State Board of Administrators ("SBA") and several actions filed in Federal District courts in New Jersey and Texas on behalf of purported classes of plaintiffs. The Florida action alleges, among other things, that Alliance breached its investment management agreement with the SBA, breached fiduciary duties, committed negligence and gross negligence and violated various Florida state laws in connection with its acquisition of Enron common stock for the SBA. The SBA seeks more than $300 million in compensatory damages plus an unspecified amount of punitive damages. The New Jersey action makes various

/F-79

allegations against Alliance and a fund managed by Alliance that purchased Enron securities including that Alliance violated the U.S. Investment Company Act of 1940 and the U.S. Securities Act of 1933 and that Alliance breached its duties of loyalty, care and good faith to the fund. These allegations are based, in part, on the fact that a director of the general partner of Alliance also served on the board of Enron at the time the fund acquired Enron securities. This action seeks recovery from Alliance of management fees paid by the fund to Alliance. The Texas action alleges that Alliance violated the U.S. Securities Act of 1933 on the theory that Alliance controlled the director of Alliance’s general partner who also served on Enron’s board. This director signed an allegedly misleading registration statement used by Enron to sell $1.9 billion of debt securities. Plaintiff’s seek rescission. At the present time, Alliance Capital’s management is unable to estimate the impact, if any, that the outcome of these actions may have on Alliance Capital’s results of operations or financial condition.

- Alliance Other Matters. On April 25, 2001, an amended class action complaint entitled Miller, et al. v. Mitchell Hutchins Asset Management, Inc., et al. (“Miller Complaint”), was filed in federal district court in the Southern District of Illinois against Alliance Capital, Alliance Fund Distributors, Inc. (now known as AllianceBernstein Investment Research and Management, Inc. “ABIRM””), and other defendants alleging violations of the U.S. Investment Company Act of 1940 (“ICA”) and breaches of common law fiduciary duty. The allegations in the Miller Complaint concern six mutual funds with which Alliance Capital has investment advisory agreements and the principal allegations of the Miller Complaint are that (i) certain advisory agreements concerning these funds were negotiated, approved, and executed in violation of the ICA, in particular because certain directors of these funds should be deemed interested under the ICA; (ii) the distribution plans for these funds were negotiated, approved, and executed in violation of the ICA; and (iii) the advisory fees and distribution fees paid to Alliance Capital and ABIRM, respectively, are excessive and, therefore, constitute a breach of fiduciary duty. Plaintiffs seek a recovery of certain fees paid by these funds to Alliance Capital. In an order dated March 6, 2003, the court denied in part, and granted in part, defendants’ motion to dismiss an amended complaint filed by plaintiffs which is virtually identical to the Miller Complaint in terms of allegations and relief sought. The court declined to dismiss plaintiffs’ claims that certain advisory and distribution fees paid to Alliance Capital and ABIRM, respectively, were excessive in violation of section 36 (b) of the ICA but dismissed plaintiffs’ claims that certain distribution plans were adopted in violation of the ICA.
Alliance Capital and ABIRM believe that plaintiffs’ allegations in the amended complaint are without merit and intend to vigorously defend against these allegations. At the present time, management of Alliance Capital and ABIRM are unable to estimate the impact, if any, that the outcome of this action may have on Alliance Capital’s results of operations or financial condition.

- Other US Matters. AXA Financial, Equitable Life and Alliance Capital, as well as certain of AXA’s other US subsidiaries, are involved in various other types of lawsuits (both class action and individual), investigations or actions, including in connection with the ownership and/or management of real estate, asset management activities, corporate transactions, employee benefit disputes, alleged discrimination in employment practices, as well as other matters. For additional details on these matters, please see the Subsidiary SEC Reports.

In the United Kingdom, life insurers, including certain of AXA’s UK subsidiaries, have been required by the regulatory authorities to carry out reviews of sales practices, alleged agent misconduct or misrepresentation and certain other matters, particularly in connection with sales of mortgage endowment policies.

/F-80

In Germany, one of AXA’s Germany subsidiaries, AXA Versicherung AG, has been among the German insurers subject to an investigation being conducted by German competition authorities which is focused on certain alleged anticompetitive practices among leading German “industrial” non-life insurers. This investigation was commenced in mid-2002 and is on-going.

In addition, certain AXA subsidiaries have been involved in litigation in both the US and United Kingdom concerning the validity of, and scope of coverage under, insurance and reinsurance contracts issued by them in connection with financing of various film productions.

Some of these Subsidiary Litigations have been brought on behalf of various alleged classes of claimants, and certain of the claimants in these actions seek significant or unspecified amounts of damages, including punitive damages. In some jurisdictions, juries have substantial discretion in awarding punitive damages. To date no Subsidiary Litigation has resulted in an award or settlement against AXA in an amount material to the consolidated financial position or results of operations of AXA, taken as a whole. Although the outcome of any lawsuit cannot be predicted with certainty, particularly in the early stages of an action, management believes that the ultimate resolution of the Subisidiary Litigations should not have a material adverse effect on the consolidated financial position of AXA, taken as a whole. Due to the nature of such lawsuits and investigations, AXA’s management cannot make an estimate of loss, if any, or predict whether or not the Subsidairy Litigations will have a material adverse effect on the AXA’s consolidated results of operations in any particular period.

Litigation is currently pending in New York concerning whether the destruction of the World Trade Centers on September 11, 2001 constituted a single incident or two separate incidents for insurance coverage purposes. While AXA is not party to that litigation, certain of AXA’s subsidiaries, including its reinsurance subsidiaries, would be adversely impacted if it is determined that the destruction of the World Trade Centers constituted two incidents for insurance coverage purposes. While the verdicts rendered to date in this litigation with respect to several insurance and reinsurance company defendants have been favorable and held that the WTC destruction was a single incident, this litigation is continuing and the ultimate outcome cannot be predicted with certainly at this time. Based on information currently available to it (including the recent favorable verdicts, against several defendants), management believes that its ultimate resolution should not have a material adverse effect on the consolidated financial position of AXA, taken as a whole. Due to the nature of this action, however, AXA’s management cannot make an estimate of loss, if any, or predict whether or not the it will have a material adverse effect on the AXA’s consolidated results of operations in any particular period.

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

/F-81

29. Related Party Transactions

The Company has been party to the following transactions between the Company or its subsidiaries, on the one hand, and related parties, on the other hand, in 2003 and 2002 which may be deemed to have been either material to AXA or the related party in question or unusual in their nature or conditions:

Groupement d’intérêt économique (GIE) and mutuelles. From time to time AXA enters into agreements and transactions with its subsidiaries and affiliates for various business purposes including the furnishing of services and/or financing of operating activities. These agreements are formalized under French regulation as “Groupement d’Intérêt Economique” or Economic Interest Grouping (GIE). The expenses invoiced to entities through the GIE may be calculated using allocation keys. In 2003, expenses invoiced by the GIE to the Company, its subsidiaries and affiliates amounted to €558 million, as compared to €626 million in 2002 and €770 million in 2001.

A GIE also assumes cash management for the Company, its subsidiaries and affiliates. At December 31, 2003 the cash managed by the GIE amounted to €8.1 billion, as (€6.8 billion at December 31, 2002). Members of the GIE (related parties) are the Company, the entities controlled directly or indirectly and the three insurance “mutuelles” (At December 31, 2003, the three AXA “mutuelles”, AXA Assurance IARD Mutuelle, AXA Assurance Vie Mutuelle et AXA Courtage Assurance Mutuelle, owned 2.75% of the Company’s equity capital.). The three “mutuelles” mentioned above and several entities of the French insurance segment have signed agreements related to the management of the “mutuelles” portfolio.

In 2002, Property & Casualty technical results from the brokers network were allocated to AXA Courtage IARD SA and AXA Courtage Assurance Mutuelle through the GIE, in compliance with an existing co-insurance agreement. In 2003, following the restructuring of the French business, the GIE ceased to manage the broker network’s co-insurance. A new co-insurance system was set up to take care of dividing up premiums written by the broker network between AXA Courtage Assurance Mutuelle and AXA France IARD, resulting from the merger between AXA Courtage IARD, AXA Assurances IARD and AXA Conseil IARD.

As part of this co-insurance system, technical results are shared between entities in proportion with their written premiums. Aggregate written premiums (Mutual and Limited Company) recorded in the agreement amounted to € 1,325 million in 2003 (of which €1,179 million attributed to the Limited Company), €1,262 million in 2002 (of which €1,123 million attributed to the Limited Company), and €1,127 million in 2001 (of which €1,003 million attributed to the Limited Company).

AXA/FINAXA Trademark License. The name “AXA” and the AXA trademark are owned by FINAXA. On May 21, 1996, the Company and FINAXA entered into a licensing agreement pursuant to which FINAXA (1) granted the Company a non-exclusive license to use the AXA trademark in the jurisdictions in which AXA currently has operations and in any additional jurisdictions in which the AXA trademark is registered, and (2) agreed not to grant licenses to use the AXA trademark to any other company or partnership unless (i) that company or partnership holds an ownership interest

/F-82

in FINAXA or (ii) FINAXA and/or the Company hold, directly or indirectly, an interest in that company or partnership. The non-exclusive license grants the Company the right, subject to the prior written approval of FINAXA, to grant sub-licenses to companies controlled, directly or indirectly, by the Company. FINAXA has no obligation to grant any such approval. Over the past several years, a number of our principal subsidiaries around the world have begun to use the AXA name pursuant to sublicenses granted by the Company. The Company is obligated to pay FINAXA pursuant to the licensing agreement an annual fee of €762,245 as well as 50% of any net royalties received from sub-licensees. AXA’s non-exclusive license may be terminated at any time by either party, three months after delivery to the other party of a written notice of termination. FINAXA has, however, agreed not to exercise its right to terminate the license so long as FINAXA is the Company’s largest shareholder. Upon termination, the Company and the companies to which it has granted sublicenses are required to cease utilization of the AXA trademark and any sublicenses will immediately terminate.

Loans/Guarantees/Capital Contributions. The Company from time to time makes capital contributions and/or loans to its subsidiaries and affiliates to finance their business operations. As at December 31, 2003, the aggregate amount outstanding in respect of loans made by the Company to its subsidiaries or affiliates was approximately €3.2 billion (2002: €2.1 billion). This amount represents approximately forty separate loans originated at different times and bearing interest at varying rates that generally reflected prevailing market rates at the respective dates such loans were originated. In order to facilitate certain intra-group financing arrangements, support credit ratings of its subsidiaries, and/or to promote efficient use of the Group’s capital resources generally, the Company from time to time guarantees repayment of loans extended from one of its subsidiaries to another and/or guarantees other obligations of its subsidiaries. As of December 31, 2003, the principal amount of such intra-group loans guaranteed by the Company was €2,597 (2002: €2,432 million) and the aggregate liabilities covered by the other guarantees extended to its subsidiaries was approximately €1,681 (2002: €1,594 million). The beneficiaries of these guarantees are generally required to compensate the Company at a negotiated rate based on prevailing market rates and conditions for guaranties of a similar nature. In addition, from time to time the Company provides comfort or similar letters to rating agencies and/or regulators for the benefit of its subsidiaries for various business purposes, including for purposes of facilitating specific transactions, achieving target ratings levels and, more generally, helping develop the business of these subsidiaries. At December 31, 2003 and 2002, there were no loans outstanding from the Company to any member of AXA’s Management Board or Supervisory Board. For additional information concerning commitments and guarantees given by the Company, see note 26 “Off Balance Sheet Commitments”.

Agreement with BNP Paribas. On September 12, 2001, AXA and BNP Paribas entered into an agreement (the “BNP Agreement”) that provides for maintaining a certain level of cross-shareholding between the parties and facilitating the potential disposition of BNP Paribas’ investment in FINAXA. Specifically, the BNP Agreement provides that the AXA Group will hold a minimum of 21,706,299 BNP Paribas shares which, on July 27, 2001, represented an approximate 4.9% ownership interest in BNP Paribas; and that BNP Paribas will hold a minimum of 14,580,330 FINAXA shares which, on July 27, 2001, represented an approximate 22.25% ownership interest in FINAXA. This minimum number of shares is subject to adjustment for certain events such as splits and consolidations. Additionally, the BNP Agreement grants both BNP Paribas and the AXA Group a preemptive right to acquire the other party’s equity investment (not including any shares held in excess of the minimum amount) during a one-year period following any termination of the agreement. Further, each party has an option to repurchase the ownership interests of the other party if there is a change in control of the other party. The BNP Agreement is valid for a period of three years commencing from its execution date, and is automatically

/F-83

renewed thereafter for additional three year period. However, either party may terminate the agreement early by giving notice to the other party at least three months prior to expiration of the current three year period.

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

The following table provides a list of the principal other transactions and agreements entered into during 2003 and 2002 between the Company and various of its subsidiaries:

2003 TRANSACTIONS

PARTIES	DATE OF EXECUTION	DESCRIPTION OF AGREEMENT

AXA Middle East and AXA	December 22, 2003	Loan Agreement

AXA and AXA Œuvres d’Art	July 16, 2003	Guaranty by AXA SA on behalf Œuvres d’Art of AXA
in connection with the sale of a work of art.

AXA, AXA Portugal Companhia
de Seguros and AXA Aurora	June 27, 2003	Novation of a loan agreement

AXA, FINAXA and AXA RE	October 30, 2003	Addendum to the agreement on trademark fees (yearly
fee)

AXA and AXA RE	March 18, 2003	Sale of AXA Cessions shares from AXA RE to AXA

AXA, AXA RE and
AXA Group Life (Japan)	June 30, 2003	Transfer of two subordinated loans

AXA and AXA RE	January 30, 2003	Subordinated loan

AXA and AXA Insurance
Holding Co. Ltd (Japan)	March 26, 2003	Loan Agreement

AXA and AXA Insurance
Holding Co. Ltd (Japan)	April 28, 2003	Loan Agreement

AXA and AXA Insurance
Holding Co. Ltd (Japan)	September 26, 2003	Loan Agreement

AXA and AXA UK	October 29, 2003	Loan Agreement

AXA and AXA Konzern AG	December 19, 2003	Loan Agreement

/F-84

PARTIES	DATE OF EXECUTION	DESCRIPTION OF AGREEMENT

AXA and AXA UK	March 31, 2003	Loan Agreement

AXA and AXA Canada	March 31, 2003	Loan Agreement

AXA and AXA Canada	June 20, 2003	Loan Agreement

AXA and AXA Canada	June 30, 2003	Loan Agreement

AXA and AXA Canada	October 30, 2003	Loan Agreement

AXA and AXA Canada	December 18, 2003	Loan Agreement

AXA and AXA Belgium	June 30, 2003	Loan Agreement

AXA and AXA Millésimes	December 19, 2003	Loan Agreement

AXA and AXA Isle of Man	December 18, 2003	Revolving credit facility

AXA and AXA Insurance	June 26, 2003	Transfer of redeemable preferred shares

AXA and AXA Italia	June 27, 2003	Loan Agreement

AXA and AXA Portugal,
AXA Spain	June 27, 2003	Loan transfer

AXA and AXA China Region	August 21, 2003	Deposits

AXA and AAPH	September 19, 2003	Revolving credit facility

AXA and AXA UK	May 21, 2003	Revolving credit facility agreement

AXA and Société Beaujon	July 28 , 2003	Loan Agreement

2002 TRANSACTIONS

PARTIES	DATE OF EXECUTION	DESCRIPTION OF AGREEMENT

AXA, AXA France Vie,	December 19, 2002	Guarantee granted by AXA to AXA France Vie
AXA Konzern AG		(underlying loan repaid by AXA Konzern in 2003)

AXA and AXA Belgium	December 26, 2002	AXA Financial Shares Transfer

AXA and AXA Asia Pacific
Holdings	July 31, 2002	Loan Agreement

AXA and AXA Assistance	December 20, 2002	Loan Agreement

AXA and AXA Banque	June 28, 2002	Transfer to AXA Banque of the Loan Agreement
dated 26 June 2001 granted to AXA France Finance

AXA and AXA Banque	December 31, 2002	Subordinated Loan Agreement

AXA and AXA Berry Hill, Inc	March 12, 2002	Loan Agreement

AXA and AXA Berry Hill, Inc	May 7, 2002	Loan Agreement

AXA and AXA Berry Hill, Inc	July 18, 2002	Loan Agreement

AXA and AXA Berry Hill, Inc	August 2, 2002	Loan Agreement

AXA and AXA Berry Hill, Inc	September 12, 2002	Loan Agreement

AXA and AXA Canada	January 4, 2002	Loan Agreement

AXA and AXA Canada	March 14, 2002	Loan Agreement

AXA and AXA Canada	May 30, 2002	Loan Agreement

AXA and AXA Canada	July 15, 2002	Loan Agreement

AXA and AXA Canada	October 15, 2002	Loan Agreement

AXA and AXA Canada Inc	December 20, 2002	Loan Agreement

/F-85

PARTIES	DATE OF EXECUTION	DESCRIPTION OF AGREEMENT

AXA and AXA Crédit	June 28, 2002	Subordinated Loan Agreement

AXA and AXA Group
Life Insurance	December 24, 2002	Transfer of Non Convertible Redeemable

AXA and AXA Insurance
Holding Japan	September 25, 2002	Loan Agreement

AXA and AXA Insurance
Holding Japan	March 28, 2002	Loan Agreement

AXA and AXA Participations 2	January 14, 2002	Loan Agreement

AXA and AXA Participations 2	February 11, 2002	Loan Agreement

AXA and AXA Participations 2	April 8, 2002	Loan Agreement

AXA and AXA Participations 2	July 16, 2002	Loan Agreement

AXA and AXA Portugal
Companhia de Seguros	December 27, 2002	Loan Agreement

AXA and AXA Technology
Services	March 12, 2002	Loan Agreement

AXA and AXA Technology
Services	November 7, 2002	Loan Agreement

AXA and AXA UK Plc	May 21, 2002	Revolving Credit Facility

AXA and CFP	April 5, 2002	Loan Agreement

AXA and Colisée Excellence	January 14, 2002	Loan Agreement

AXA and Colisée Excellence	July 16, 2002	Loan Agreement

AXA and Colisée Excellence	December 11, 2002	Amendment to the Loan Agreement dated
16 July 2002

AXA and SGCI	January 28, 2002	Loan Agreement

AXA and SGCI	December 20, 2002	Loan Agreement

AXA and Société Beaujon	June 12, 2002	Loan Agreement

AXA and Société Beaujon	December 20, 2002	Loan Agreement

AXA, AXA France Assurance,	December 23, 2002	Transfer of a Loan
AXA Aurora Iberica and
AXA Aurora Vida

AXA, AXA Group Life	December 20, 2002	Guarantee granted by AXA to AXA Group Life Ltd,
Insurance		AXA Konzern AG
(underlying loan repaid by AXA Konzern in 2003)

AXA, AXA Versicherung AG	December 13, 2002	Transfer of a Loan
and AXA Investment Managers

AXA, AXA Lebensversicherung	December 13, 2002	Transfer of a Loan
AG and AXA UK Plc

AXA and AXA Sun Life	December 21, 2002	AXA purchase from AXA Sun Life of AXA Financial
Shares

AXA and AXA Asia Pacific	October 31, 2002	Long term Credit Facility granted by AXA
Holdings

AXA and AXA Sun Life	December, 2002	AXA Sun Life purchase of AXA Belgium Bond

AXA and AXA Asia Pacific	March 7, 2002	Amendment to existing Credit Facility
Holdings

/F-86

In addition to the foregoing transactions to which the Company is party, there are various on-going business relationships and transactions between various subsidiaries of the Company which include the following:

Investment Management. The AXA Group has two principal asset management subsidiaries, Alliance Capital Management and AXA Investment Managers (the “Asset Managers”). In addition to managing assets for unaffiliated third parties, the Asset Managers manage the “general account” investment assets of AXA’s various insurance subsidiaries. The general account assets managed on behalf of the Company’s insurance subsidiaries by the Asset Managers totaled approximately €212 billion at December 31, 2003 (2002: €205 billion) and generated approximately €277 million in management fees for year ended December 31, 2003 (2002: €313 million). In addition, the Asset Managers manage most of the separate account (unit-linked) assets of the Company’s insurance subsidiaries, which totaled approximately €65 billion at December 31, 2003 (2002: €59 billion).

AXA Technology Services. As one of many initiatives designed to better leverage the AXA Group’s global scale, the AXA Group has established a technology services company, AXA Technology Services (“AXA Tech”), which provides technology services to various AXA Group companies. AXA Tech also negotiates and administers relationships with various IT providers on a Group-wide basis. Services provided by AXA Tech to Group companies are generally provided pursuant to contracts with fully negotiated terms and conditions (including service level standards, and fees) which are based on market standards and conditions. Total fees paid by AXA Group companies to AXA Tech in 2003 were approximately €643 million (2002: €226 million). AXA also from time to time provides guaranties to AXA Tech in order to facilitate certain contractual arrangements that AXA Tech has entered into with various third party service providers for technology and/or telecommunications equipment and/or services, including a guarantees provided by the Company in connection with an agreement between AXA Tech and France Telecom, dated December 15, 2003, pursuant to which AXA SA provided a performance guaranty to France Telecom on behalf of AXA Tech which is capped at €50 million during the term of the agreement.

Reinsurance. In order to achieve optimal pricing in the market and cost efficiencies on a Group level, various insurance subsidiaries of the Company cede reinsurance through AXA Cessions. AXA Cessions acts on behalf of the ceding AXA insurers to arrange reinsurance cover with suitable third-party reinsurers. Total premiums ceded by AXA Group insurers through AXA Cessions were approximately €671 million for the year ended December 31, 2003 (2002: €767 million) and total claims reserves with respect to this ceded reinsurance were approximately €1,531 million at December 31, 2003 (2002: €1,506 million).

30. Dividend restrictions and minimum capital requirements

AXA (the Company) is not subject to legal restrictions on the amount of dividends it may pay to its shareholders provided that accumulated earnings available for distribution are sufficient. However, some AXA subsidiaries, principally insurance companies, are subject to restrictions on the amount of funds they may transfer in the form of cash dividends or otherwise to their shareholders.

/F-87

In most cases, the amounts available for dividends from AXA’s insurance subsidiaries are limited to the accumulated earnings calculated using the subsidiaries’ historical regulatory/statutory basis of accounting. These amounts can be further limited based on the discretion of the insurance regulators in each country in which AXA operates. In some cases, amounts available for dividends are also subject to regulatory capital adequacy tests or the approval of an independent actuary, or subject to individual terms contained in company by-laws.

In accordance with European Union directives, insurance companies organized in European Union member countries are required to maintain minimum solvency margins which must be supported by capital, retained earnings and reserves and, in France or in certain other countries (as approved by local regulators), unrealized capital gains on marketable securities and real estate as reported in regulatory filings. AXA’s insurance operations in countries outside of the European Union are also subject to capital adequacy and solvency margin regulations. At December 31, 2003, management believes AXA’s subsidiaries are in compliance with all applicable solvency and capital adequacy margin requirements.

In addition, a European Directive dated October 27, 1998 on the additional supervision of insurance companies and insurance groups requires a consolidated solvency calculation effective for periods ending on or after December 31, 2001. France transposed this directive under an ordinance dated August 29, 2001, decreed on March 14, 2002 and applicable from 2002.

AXA’s principal insurance operations in France, the United States, the United Kingdom, Japan, Germany and Belgium accounted for 80% of AXA’s consolidated gross policyholder benefits and insurance claims reserves at December 31, 2003 (2002: 80%). The table below presents certain statutory information that relate to these entities (and before allocation to minority interests).

	At December 31,
	2003		2002
	Principal Life	Principal Property & Casualty	Principal Life	Principal Property & Casualty
	& Savings	(including the International	& Savings	(including the International
(in euro millions)	operations (b)	Insurance operations) (c)	operations	Insurance operations)

Statutory capital
and surplus (a)	9,405	5,524	9,451	4,974
Maximum amount
of dividends that could
be paid by these
operations without
prior regulatory approval	1,119	618	990	440

(a)	The statutory capital and surplus is an aggregate number, being the sum of the statutory capital and surplus for each insurance company in each country subject to local regulatory requirements, which may differ from jurisdiction to jurisdiction. Current year is, in general, an estimate that is updated once calculation prepared for the regulator are final.
(b)	A constant exchange rate, statutory capital and surplus for Life & Savings operations increase by €+824 million, and the maximum amount of dividends by €+8 million.
(c)	A constant exchange rate, statutory capital and surplus for Property & Casualty operations increase by €+669 million, and the maximum amount of dividends by €+148 million.

/F-88

31. Share Options

Total employee stock based compensation cost recorded in earnings for the year ended December 31, 2003 was a profit of €1,3 million (2002: €–4 million and 2001: €–9 million).

OPTIONS ISSUED BY THE COMPANY

AXA (the Company). Executive officers and other key employees may be granted options to purchase ordinary shares of AXA (the Company) pursuant to stock option plans maintained by the Company. While the precise terms and conditions of each option grant may vary, options are generally (1) granted at a price not less than the average closing price of the ordinary share on the Paris Bourse during the 20 trading days preceding the date of grant (2) are valid for maximum term of ten years, and (3) become exercisable in installments of 33% per year on each of the second through fourth anniversaries of the grant date.

	2003		2002		2001
	Shares		Shares		Shares
(in euro millions)	(in millions)	Price (a)	(in millions)	Price (a)	(in millions)	Price (a)

Outstanding January 1,	44.0	25.66	40.4	27.06	35.4	24.69
Granted	10.8	11.01	9.8	20.98	9.8	32.32
Capital increase (b)	0.4	–	–	–	–	–
Subscribed	(0.6)	10.84	(0.8)	9.53	(2.6)	12.32
Expired	(2.4)	24.76	(5.4)	30.06	(2.1)	27.87

Outstanding December 31,	52.3	22.69	44.0	25.66	40.4	27.06

Options exercisable at year end	23.9	24.68	17.2	20.95	12.5	16.78
Options available for future grants
at year end	49.5		6.1		15.9

(a)	Price refers to weighted average exercisable price in euro.
(b)	In connection with the ORAN which were issued (see note 18) and according to the terms and conditions of the AXA share plans, the number of share options were increased in proportion at the total increase attributable at the ORAN.

/F-89

In respect of share option plans issued by AXA (the Company) for AXA ordinary shares, the number of share options outstanding and the number of share options exercisable at December 31, 2003 are set out below.

Exercisable Until	Number Outstanding	Number Exercisable
	(in millions)	(in millions)

April 12, 2004	0.3	0.3
March 28, 2005	1.4	1.4
July 09, 2006	1.4	1.4
January 21, 2007	3.1	3.1
September 9, 2007	0.2	0.2
September 29, 2007	0.1	0.1
April 19, 2008	6.5	6.5
June 8, 2009	5.3	4.0
November 17, 2009	0.2	0.2
July 4, 2010	5.6	3.7
July 11, 2010	0.1	0.1
November 12, 2010	0.2	0.2
May 8, 2011	8.0	2.7
February 26, 2012	9.1	–
March 13, 2013	10.7	–

TOTAL	52.3	23.9

	Outstanding at	Weighted average	Exercisable at	Weighted average
	December 31, 2003	exercise price	December 31, 2003	exercise price
	(in millions)	(in euros)	(in millions)	(in euros)

€ 0.00 - € 6.48	–	–	–	–
€ 6.48 - €12.96	17.1	10.83	6.4	10.61
€12.96 - €19.44	0.1	14.74	0.1	14.74
€19.44 - €25.92	15.5	21.99	6.5	23.53
€25.92 - €32.40	13.6	30.57	6.8	29.80
€32.40 - €38.87	0.2	38.54	0.2	38.54
€38.87 - €45.35	5.7	40.76	3.8	40.76

€0.00 - €45.35	52.3	22.69	23.9	24.68

/F-90

OPTION TO PURCHASE AXA ADRs

AXA Financial, Inc. The maximum obligation for the SARs is approximately US$ 85 million, based upon the underlying price of AXA ADRs at January 2, 2001, the closing date of the merger. Beginning in 2001, under AXA Financial’s 1997 Stock Incentive Plan, AXA Financial can issue options to purchase AXA ADRs. The options are issued at the fair market value of the AXA ADRs on the date of grant. Generally, one-third of the share options, vest and become exercisable on each of the first three anniversaries of the date such options were granted. Options are currently exercisable up to ten years from the date of grant.

A summary of the activity in the option shares of the Holding Company’s option plans follows, including information about options outstanding and exercisable at December 31, 2003. Outstanding options at January 2, 2001 to acquire AXA ADRs reflect the conversion of 11.5 million share options of the Holding Company that remained outstanding following the agreement for AXA’s acquisition of the minority interest in the Holding Company’s Common Stock. All information presented below as related to options to acquire AXA ADRs gives appropriate effect to AXA’s May 2001 four-for-one stock split and the related changes in ADR parity for the Holding Company share option:

AXA ADRs options	Number outstanding	Weighted average exercise price
	(in millions)	(in U.S. dollars)

Balance as at January 2, 2001	18.3	21.65
Granted	17.0	31.55
Subscribed	(2.2)	11.57
Expired	(3.1)	32.02

Balance as at December 31, 2001	30.0	31.55

Granted	6.7	17.24
Subscribed	(0.2)	10.70
Expired	(1.2)	27.12

Balance as at December 31, 2002	35.3	25.14

Granted	9.1	12.60
Subscribed	(1.7)	7.85
Expired	(1.8)	25.16

Balance as at December 31, 2003	40.9	23.04

/F-91

Information about options outstanding and exercisable in respect of AXA Financial employee share option plans to purchase AXA ADRs.

	Outstanding at	Weighted average	Exercisable at	Weighted average
	December 31, 2003	exercise price	December 31, 2003	exercise price
	(in millions)	(in U.S. dollars)	(in millions)	(in U.S. dollars)

$6.325 -$ 9.01	0.4	7.64	0.4	7.63
$10.195 - $14.73	11.8	12.73	2.1	13.23
$15.995 - $22.84	9.9	18.50	6.3	18.66
$26.095 - $33.025	13.8	30.85	9.6	30.48
$36.031	5.0	36.03	5.0	36.03

$6.325 - $36.031	40.9	23.04	23.4	26.52

OTHER

Under a separate variable option plan, in 1996 AXA granted key managers options that vest over five years to acquire approximately 2 million shares of a wholly-owned subsidiary. The plan allows holders to benefit indirectly in the appreciation of the share price in ordinary shares of AXA Asia Pacific Holdings. The shares under option would represent 25% of the shares issued by the subsidiary, if and when such options are exercised. Any shares acquired by exercising options are nontransferable and the holders have certain rights to put the shares to AXA for a price based on the equivalent market price of AXA Asia Pacific Holdings common stock at the date when put. Of the 2,152,310 options, 1,115,250 have been exercised and 441,060 options have been cancelled at December 31, 2003. The balance of outstanding options at December 31, 2003 was 596,000 million.

/F-92

32. Segment Information

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

No segment is dependent upon a single customer, or a few customers, the loss of which would have a significant effect on the earnings of the segment. AXA is not dependent on any one, or a few, independent brokers or independent agents or other insurance companies for which a loss of business would have a material adverse effect on the earnings of any one of the segments or AXA. No customer accounted for 10% or more of AXA’s consolidated revenues in 2002.

Life & Savings Segment products and services. Includes individual and group traditional term and whole life insurance (including participating policies whereby the policyholder participates in the net investments results or profits of the insurance company), immediate annuities and investment products (including endowments, savings-related products, such as variable life and variable annuity products and other investment-linked products) and services (such as financial planning services, sales of mutual fund investments) that are designed to meet a broad range of its customers” needs throughout their financial life-cycles.

Property & Casualty Segment products and services. Includes a full range of products including principally automobile and homeowners” insurance to individuals and commercial property and liability insurance to corporate customers, including workers” compensation benefits.

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

Other Financial Services Segment products and services. This segment includes principally other financial services, such as banking activities conducted primarily in France and Belgium.

Information described as “Insurance” below includes the three insurance segments: Life & Savings, Property & Casualty and International Insurance. Information described below as “Financial Services” includes both the Asset Management Segment and the Other Financial Services Segment.

/F-93

GROSS PREMIUMS AND FINANCIAL SERVICES REVENUES

	Years ended December 31,
(in euro millions)	2003	2002	2001

LIFE & SAVINGS
France	10,882	10,423	10,997
United States	13,732	12,726	11,642
United Kingdom	5,831	8,362	9,086
Japan	6,078	6,428	5,475
Germany	3,428	3,140	2,997
Belgium	2,050	1,629	1,686
Other countries	4,798	5,877	6,517

Total	46,799	48,586	48,399
(reinsurance assumed accounted for €3,944 million,
€1,696 million and €1,513 million, respectively)

PROPERTY & CASUALTY
France	4,640	4,383	4,171
Germany	2,847	2,843	3,142
United Kingdom	3,664	2,749	2,480
Belgium	1,405	1,395	1,323
Other countries	4,543	4,577	4,780

Total	17,098	15,948	15,896
(reinsurance assumed accounted for €408 million,
€367 million and €674 million, respectively)

INTERNATIONAL INSURANCE
AXA Corporate Solutions	3,550	5,335	5,288
AXA Assistance	408	397	381
Others	14	30	9

Total	3,972	5,762	5,678
(reinsurance assumed accounted for €2,776 million,
€4,464 million and €4,139 million, respectively)

ASSET MANAGEMENT
Alliance Capital	2,311	2,778	3,200
AXA Investment Managers	611	633	503
National Mutual Funds Management	–	–	26

Total Asset Management	2,922	3,411	3,730

OTHER FINANCIAL SERVICES
French banks	139	134	187
German banks	122	117	100
AXA Bank Belgium	539	717	763
Other	37	52	77

Total Other Financial Services	836	1,020	1,128

TOTAL	71,628	74,727	74,832

/F-94

RESULTS OF OPERATIONS

	Years ended December 31, 2003
					Other
	Life &	Property	International	Asset	financial	Holding	Intersegment
	Savings	& Casualty	Insurance	Management	services	companies	eliminations	Total
(in euros millions)	Data before intersegment eliminations

Gross written premiums	46,299	17,093	4,065	–	–	–	(151)	67,306
Revenues from banking activities	–	–	–	–	850	–	(30)	820
Other revenues	513	35	16	3,199	16	0	(277)	3,503

Gross written premiums
and financial services revenues	46,812	17,128	4,081	3,199	866	0	(458)	71,628

Change in unearned premiums reserve	(6)	(231)	559	–	–	–	(2)	320
Net investment results	25,773	1,075	339	28	174	(423)	26	26,935

Total revenues	72,579	17,972	4,979	3,171	1,040	(423)	(434)	98,883

Insurance benefits and claims	(65,926)	(12,060)	(3,481)	–	–	–	150	(81,317)
Reinsurance ceded, net	84	(495)	(701)	–	–	–	(1)	(1,113)
Insurance acquisition expenses	(2,797)	(2,727)	(290)	–	–	–	16	(5,798)
Bank operating expenses	–	–	–	–	(519)	–	16	(502)
Administrative expenses	(2,457)	(1,865)	(313)	(2,769)	(323)	(93)	253	(7,567)

Income before income tax expense	1,483	826	194	402	199	(516)	–	2,587

Income tax expense	(289)	(194)	(41)	(98)	(55)	140	–	(536)

Income after income tax expense	1,194	632	154	304	144	(376)	–	2,051

Equity in income from affiliated entities	19	24	0	–	(2)	1	–	41
Amortization of goodwill, net	(423)	(172)	(5)	(241)	(3)	–	–	(844)
Minority interests	(119)	(35)	(7)	(87)	(0)	5	–	(243)

NET INCOME	671	448	142	(24)	138	(371)	–	1,005

/F-95

	Years ended December 31, 2002
					Other
	Life &	Property	International	Asset	financial	Holding	Intersegment
	Savings	& Casualty	Insurance	Management	services	companies	eliminations	Total
(in euros millions)	Data before intersegment eliminations

Gross written premiums	48,080	15,969	5,844	–	–	–	(169)	69,723
Revenues from banking activities	–	–	–	–	1,038	–	(26)	1,012
Other revenues	539	12	28	3,724	8	–	(319)	3,992

Gross written premiums
and financial services revenues	48,619	15,981	5,872	3,724	1,046	–	(514)	74,727

Change in unearned premiums reserve	(16)	(307)	(58)	–	–	–	(2)	(382)
Net investment results	(10,684)	1,230	396	233	98	(33)	47	(8,713)

Total revenues	37,920	16,904	6,210	3,957	1,144	(33)	(470)	65,632

Insurance benefits and claims	(30,958)	(12,038)	(5,035)	–	–	–	110	(47,922)
Reinsurance ceded, net	288	(229)	(638)	–	–	–	57	(523)
Insurance acquisition expenses	(2,806)	(2,754)	(351)	–	–	–	20	(5,891)
Bank operating expenses	–	–	–	–	(625)	–	25	(600)
Administrative expenses	(2,868)	(1,658)	(367)	(2,952)	(335)	(177)	259	(8,098)

Income before income tax expense	1,575	224	(182)	1,005	184	(210)	–	2,597

Income tax expense	(119)	(153)	43	(140)	(64)	8	–	(426)

Income after income tax expense	1,456	71	(139)	865	120	(202)	–	2,171

Equity in income from affiliated entities	(7)	19	(1)	–	14	(2)	–	23
Amortization of goodwill, net	(319)	(113)	(27)	(405)	(14)	–	–	(877)
Minority interests	(68)	5	(9)	(242)	(1)	(53)	–	(368)

NET INCOME	1,063	(19)	(176)	218	119	(257)	–	949

/F-96

	Years ended December 31, 2001
					Other
	Life &	Property	International	Asset	financial	Holding	Intersegment
	Savings	& Casualty	Insurance	Management	services	companies	eliminations	Total
(in euros millions)	Data before intersegment eliminations

Gross written premiums	47,921	15,925	5,724	–	–	–	(100)	69,471
Revenues from banking activities	–	–	–	–	1,167	–	(40)	1,127
Other revenues	486	2	27	4,100	1	1	(383)	4,234

Gross written premiums
and financial services revenues	48,407	15,928	5,751	4,100	1,168	1	(522)	74,832

Change in unearned premiums reserve	(2)	(115)	(238)	–	–	–	–	(355)
Net investment results	(3,531)	1,916	445	4	69	(217)	70	(1,244)

Total revenues	44,875	17,729	5,958	4,104	1,236	(217)	(452)	73,233

Insurance benefits and claims	(36,744)	(13,007)	(6,972)	–	–	–	55	(56,668)
Reinsurance ceded, net	139	(112)	1,101	–	–	–	35	1,163
Insurance acquisition expenses	(3,193)	(2,868)	(340)	–	–	–	6	(6,394)
Bank operating expenses	–	–	–	–	(874)	–	36	(838)
Administrative expenses	(3,326)	(1,803)	(299)	(3,130)	(315)	(222)	320	(8,775)

Income before income tax expense	1,751	(60)	(551)	974	47	(439)	–	1,721

Income tax expense	(481)	262	179	(180)	98	77	–	(45)

Income after income tax expense	1,269	201	(372)	795	145	(362)	–	1,676

Equity in income from affiliated entities	16	5	–	(4)	–	–	–	17
Amortization of goodwill, net	(315)	(133)	(8)	(285)	(47)	–	–	(788)
Minority interests	(48)	(22)	(5)	(353)	(1)	44	–	(385)

NET INCOME	922	52	(386)	153	97	(318)	–	520

In addition, to the amortization of goodwill, AXA also has amortization expense related to value of purchased business in-force (VBI), which relates specifically to the Life & Savings Segment, see Note 5 “Value of Purchased Life Business In Force (VBI)” relating to the amortization of VBI. Information on the net investment results by segment is presented in Note 20 “Net Investment Result”.

ANALYSIS OF TOTAL ASSETS

	At December 31,
(in euro millions)	2003	2002	2001

Life & Savings	343,099	336,681	370,287
Property & Casualty	41,177	39,127	41,601
International Insurance	14,319	17,095	17,921
Asset Management	6,740	7,132	9,828
Other Financial Services	16,911	17,474	17,406
Holding Companies	26,986	27,148	28,556

TOTAL ASSETS	449,233	444,657	485,599

/F-97

33. Summary of Material Differences between French GAAP and U.S. GAAP

AXA’s consolidated financial statements are prepared in accordance with French GAAP. These accounting principles differ in certain material respects from U.S. GAAP. Certain significant differences between French GAAP and U.S. GAAP arise in each of the three years ended December 31, 2003, 2002 and 2001 as a result of (i) the implementation of new French regulations that became effective from January 1, 2001, and (ii) certain new accounting principles under U.S. GAAP. The significant differences in accounting principles between French GAAP and U.S. GAAP along with the significant changes are summarized below.

CHANGES IN ACCOUNTING PRINCIPLES UNDER U.S. GAAP

ACCOUNTING FOR BUSINESS COMBINATIONS, GOODWILL AND OTHER INTANGIBLES AND IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS

On January 1, 2002, AXA adopted statement of Financial Accounting Standards (“FAS”) No. 141 “Business Combinations”, FAS 142 “Goodwill and Other intangible assets”, and FAS 144 “Accounting for the Impairment of Long- Lived Assets to be disposed of”.

FAS 141 addresses financial accounting and reporting for business combinations, including investments accounted for under the equity method, collectively referred to in this section as «business combinations», with an acquisition date on or after July 1, 2001. All business combinations in the scope of FAS 141 are to be accounted for using the purchase method whereby the identifiable assets and liabilities are recorded at their fair value at the date of acquisition. The difference between the purchase price over the estimated fair value of net identifiable assets acquired is recorded as a goodwill. If the goodwill is negative, it will no longer be set up as a deferred credit and included in income over the estimated useful life but rather recognized as an after-tax extraordinary gain in the income statement in the period of acquisition. Pooling-of-interests is no longer permitted. In addition, other intangible assets can be recognized apart from goodwill if the intangible either (i) reflects a contractual-legal right, or (ii) is separable, that is, capable of being separated, sold, divided, transferred (regardless of intent / existence in the market and either individually or with a group of related assets and liabilities). Prior to FAS 141, only intangibles that could be identified and named could be recognized as an asset apart from goodwill. FAS 141 had no material impact on the results of operations or financial position of AXA upon its adoption on January 1, 2002.

FAS 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets, including intangible assets that are acquired individually or with a group of other assets not acquired in a business combination. At the time of adoption January 1, 2002 the U.S. GAAP carrying value for goodwill was tested for impairment. In subsequent periods, goodwill is no longer amortized but rather subject to an impairment test, at least annually. In addition, at January 1, 2002 AXA ceased to amortize negative goodwill, which was eliminated and recorded in income: the after-tax cumulative effect of the change in accounting for negative goodwill was €12 million net Group share. In future periods, any negative goodwill identified in connection with a business combination will be recorded immediately in income in the period of transaction. AXA’s intangible assets have finite useful lives and continue to be amortized over their estimated useful lives.

/F-98

FAS 144 retains many of the fundamental recognition and measurement provisions previously required under FAS No. 121, “Accounting for the impairment of long-lived assets to be disposed of”, except for the removal of goodwill from its scope, inclusion of specific guidance on cash flow recoverability testing and the criteria that must be met to classify a long-lived asset as held-for-sale. FAS 144 had no material impact on the results of operations or financial position of AXA upon its adoption on January 1, 2002.

FAS 133, as amended: Accounting for derivative instruments and hedging activities

On January 1, 2001, AXA adopted statement of Financial Accounting Standards (“FAS”) No. 133, as amended “Accounting for derivative instruments and hedging activities” (“FAS 133”). FAS 133 established new accounting and disclosure requirements for all derivative instruments, including certain derivative instruments embedded in other contracts (including insurance contracts) referred to as “embedded derivatives”, and hedging activities. FAS 133 requires all derivatives to be recognized on the balance sheet and measured at fair value. In April 2003, FAS 133 was also amended by FASNo.149, “Amendment of Statement 133 on Derivatives Instruments and Hedging Activities” with no significant impact to AXA’s consolidated financial statements.

Accounting for embedded derivatives. AXA elected a January 1, 1999 transition date, thereby effectively “grandfathering” existing accounting for derivatives embedded in hybrid instruments acquired, issued or substantively modified on or before that date. As a consequence of this election, coupled with interpretative guidance issued by the Financial Accounting Standards Board (“FASB”) and the Derivatives Implementation Group (“DIG”) with regard to insurance contracts and features therein, adoption of the new requirements for embedded derivatives had no material impact on AXA’s consolidated financial condition and operating results under U.S. GAAP. There are currently no requirements to measure and recognize embedded derivatives under French GAAP.

Accounting for derivatives and hedging activities. Under FAS 133 all derivatives are on the balance sheet at fair value with changes in fair value (that is, the gains and losses) recorded in the income statement, unless the derivative is used as a hedging instrument. If the derivative is used as a hedging instrument, the accounting for such changes in fair value depends on the hedging relationship as summarized below.

  Fair value hedges. The derivatives are used to hedge for changes in fair value, including those linked to exchange rates variation. The entire change in fair value of the derivative is recorded in income along with the associated gain or loss on the hedged item attributable to the risk being hedged.
  Cash-flow hedges. The derivative instruments are used to cover for the change in cash flows including the effect of foreign exchange fluctuations. The change in fair value of the derivative attributable to the effective portion of the hedge is recorded in “other comprehensive income” (a separate component of shareholders’ equity), which is subsequently reclassified into income in the same period in which the forecasted transaction affects income. The change in fair value of the derivative attributable to the ineffective portion of the hedge is recorded in income.
  Net investment hedges. Derivatives but also certain non-derivatives can be qualified as “investment hedges” for net investment in a subsidiary. The change in fair value of the derivative or non-derivative instrument attributable to the effective portion of the foreign currency hedge, together with the associated foreign exchange gain or loss on the hedged item, is recorded in a component of “other comprehensive income” as a part of the cumulative foreign translation adjustment. The change in fair value of the derivative attributable to the ineffective portion of the hedge is recorded in income.

/F-99

FAS 133 hedge accounting has very prescriptive rules for (i) the types of risks that can be hedged (for example, hedge of net exposures are not permitted), and (ii) the extent to which hedge relationships must be documented and tested for effectiveness, which affect the accounting for hedges under U.S. GAAP. The strict guidance set out by the FASB and the DIG limits the extent to which existing hedge arrangements qualify for hedge accounting under FAS 133. AXA manages its risks and, therefore, its hedging strategies to meet the hedging requirements as set forth under French GAAP, rather than U.S. GAAP. As a result, certain hedging relationships established by AXA have not ben designated as qualifying hedging relationships under FAS 133 and, therefore, are not subject to U.S. GAAP hedge accounting and consequently are referred to as “free standing derivatives” with the change in fair value recorded in income effective from January 1, 2001 for U.S. GAAP. In accordance with the transition provision of FAS 133 to recognize the difference between the carrying values and fair values of the free standing derivative instruments at January 1, 2001, the after tax cumulative-effect-type credit to income was €18 million at January 1, 2001.

Given that AXA’s hedging strategies are designed to comply with French GAAP measurement and recognition requirements, AXA’s U.S GAAP consolidated net income could be subject to increased volatility in future periods. Significant differences could arise between the AXA’s consolidated net income and shareholders’ equity under French GAAP as compared to U.S. GAAP in future periods.

Reclassification of fixed maturity and equity investments. Under the transition rules of FAS 133, AXA recorded the following reclassifications:

  £ 19,806 million (or approximately €31,492 million at transition date) of “available-for-sale” securities as “trading” securities, resulting in an after-tax cumulative-effect-type adjustment of €2,698 million from other comprehensive income to the statement of income, representing the after-tax unrealized gain of the assets backing the UK “With-Profit” business at January 1, 2001,
  US$ 257 million (or approximately €273 million at transition date) of “held-to-maturity” securities as “available for-sale” securities, resulting in an after-tax cumulative-effect-type adjustment of US$ 9 million in other comprehensive income (or approximately €10 million at transition date).

Under the transition provision of FAS 133, this reclassification does not call into question AXA’s intent to hold current or future debt securities to their maturity. This reclassification under U.S. GAAP had no impact on AXA’s accounting for its fixed maturity and equity investments under French GAAP.

FIN 46: Consolidation of Variable Interest Entities

In January 2003, the FASB issued Interpretation No.46, “Consolidation of Variable Interest Entities” (“FIN 46”). FIN 46 clarifies the application of Accounting Research Bulletin No. 51 “Consolidated Financial Statements” as it relates to certain entities called variable interest entities (“VIEs”). A VIE is an entity in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk to finance its activities without subordinated financial support from other parties. VIEs will include vehicles formerly known as special purpose vehicles, such as, collateralized debt obligations (also known as debt securitizations) and depending on the facts and circumstances other vehicles, such as, investments in limited partnerships.

For entities that meet the characteristics of a VIE, FIN 46 introduced a consolidation model that focuses on the relative exposures of the participants to the economic risks and rewards from the assets of the VIE rather than on percentage ownership of voting interest, if any, to determine whether a parent-subsidiary relationship exists. Under

/F-100

the VIE consolidation model, the party with the majority of the economic risks or rewards associated with a VIE’s activities, including those conveyed by derivatives, credit enhancements and other arrangements, is the “primary beneficiary”. The primary beneficiary is required to consolidate the VIE.

As required, AXA adopted FIN 46 with immediate effect for VIEs created on or after February 1, 2003 with no impact on the consolidated financial statements at December 31, 2003. However, AXA will adopt FIN 46 for any remaining VIEs created before February 1, 2003 with effect from January 1, 2004. FIN 46 not only provides a consolidation model but also requires specific disclosures relating to VIEs in which AXA has a significant variable interest but is not the primary beneficiary.

On December 24, 2003, the FASB issued FIN46 (Revised) (“FIN46(R)”), which contains significant modifications to the original interpretation issued in January 2003. While FIN46(R) supports the same underlying principle put forth in the original interpretation, it addresses issues that arose as companies analyzed the potential impact of adopting FIN46’s consolidation requirements and resolves some other issues in a manner expected to make the implementation less onerous for certain entities with financial interest in VIEs. The most notable departure of FIN46(r) from the original interpretation is the revised treatment of “decision maker” fees (such as asset management fees) to include only the variability in the calculation of the VIE’s expected residual returns. Prior to this change, inclusion of decision maker fees on a gross basis created a bias towards consolidation by the decision maker, as the recipient of a majority of a VIE’s economic rewards unless another party absorbed a majority of the VIE’s economic risks. Refer to note 34(h) for more information.

Accounting for transfer of financial assets

The FASB issued FAS N° 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, a replacement of FAS N° 125” (“FAS 140”) became effective for AXA in respect of transfer and servicing of financial assets and extinguishment of liabilities after March 31, 2001. FAS 140 addresses the recognition and measurement of servicing assets and liabilities and the extinguishment of liabilities including sales, securitizations, servicing of receivables, secured borrowings, and collateral transactions. FAS 140 emphasizes the legal form of the transfer rather than the previous accounting that was based upon the risks and rewards of ownership. Under FAS 140, qualifying special purpose vehicles are not consolidated by the transferor. FAS 140 became effective for the transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001 with certain exceptions. During 2001, AXA did not have any significant transactions that were impacted by the adoption of FAS 140.

FAS 146: Accounting for costs associated with exit or disposal activities

FASB 146 “Accounting for costs associated with exit or disposal activities” (“FAS 146”) requires that the liability for a cost associated with the exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. AXA adopted FAS 146 on a prospective basis from January 1, 2003. FAS 146 had no material impact on AXA’s consolidated statement of financial position or consolidated income statement under U.S. GAAP upon adoption.

FAS 150: Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equities

FAS 150 establishes standards for classification and measurement of certain financial instruments with characteristics of both liabilities and equity in the statement of financial position. AXA adopted FAS 150, which is effective for financial instruments entered into or modified after May 31, 2003 and FAS 150 had no material impact on AXA’s consolidated statement of financial position upon adoption. For all other pre-existing financial instruments, FAS 150 is effective at the beginning of the first interim period beginning after June 15, 2003 but given that AXA does not publish U.S GAAP interim financial reports, the effective date would be as at January 1, 2004.

/F-101

SCOPE OF CONSOLIDATION

Under US GAAP, entities are assessed for consolidation under one of two methodologies as summarized below.

  AXA is required to fully consolidate an entity if (i) the entity is a variable interest entity (VIE) as defined under FIN46R and (ii) AXA is determined to be the primary beneficiary, that is, AXA has a variable interest in the VIE that will absorb a majority of the VIE’s expected losses or receive a majority of its expected residual returns, or both. Such basis for determining if consolidation is required does not exist under French GAAP.
  For entities that are not VIEs, AXA is required to fully consolidate the entity if AXA has a majority ownership interest, that is an direct or indirect interest of more than 50% based on voting rights, whereas under French GAAP control is presume if AXA directly or indirectly holds at least 40% of the voting rights and no other shareholder directly or indirectly holds a percentage interest greater than that held by AXA.
  Under U.S. GAAP, the equity method of accounting is used for investments in companies (which are not VIEs), in which AXA’s ownership interest approximates 20% and is not greater than 50% including those companies proportionately consolidated under French GAAP.
  Under French GAAP, AXA accounts for its investments in investment companies and real estate companies (including mutual funds) owned by insurance subsidiaries using the cost method. Under U.S. GAAP, such entities are first assessed for consolidation under the “variable interest” model before assessing for consolidated based on ownership interest. In consolidating mutual funds or investments in investment companies for U.S. GAAP purposes, fixed maturity and equity securities held by the funds are classified as trading and, are stated at estimated fair value.

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

/F-102

VALUE OF ASSETS ACQUIRED AND LIABILITIES ASSUMED

Under French GAAP, the portion of assets acquired and liabilities assumed, other than in connection with a buyout of minority interests, are recorded at their estimated fair value at the date of acquisition. The insurance liabilities are maintained at the predecessor’s carrying value if the measurement basis is consistent with AXA’s French accounting principles. The portion of assets acquired and liabilities assumed in connection with a buyout of minority interests are maintained at carrying value at date of acquisition.

Under U.S. GAAP and in respect of all acquisitions including the buyout of minority interests, the portion of assets acquired and liabilities assumed are recorded at their estimated fair values at the date of acquisition.

DETERMINATION OF IDENTIFIABLE INTANGIBLE ASSETS

French GAAP provides for the recognition of the present value of future profits of purchased Life insurance business in-force (VBI) as an intangible asset. Under U.S. GAAP, an intangible asset can be recognized at date of acquisition if there is either (i) a contractual or legal right or (ii) it is separable, that is, it is capable of being separated or divided from the acquired entity and sold, transferred, licensed, rented or exchanged. Such intangible assets may include, but are not limited to, customer and contract lists.

GOODWILL

Under French GAAP and in respect of acquisitions completed prior to January 1, 2001, a portion of goodwill could have been charged directly to shareholders’ equity to the extent that ordinary shares were issued by the parent company in connection with the transaction, with the remaining amount recorded as a goodwill asset. For all acquisitions completed on or after January 1, 2001, the difference between the purchase price and the value of the portion of net assets acquired is recorded as a goodwill asset. However, the French GAAP basis may not generate a goodwill asset value that is equal to that determined under U.S. GAAP due to (i) the accounting for net assets acquired in respect of a buyout of minority interests, (ii) the accounting for the value of shares exchanged, if applicable, (iii) the accounting for the settlement or exchange of outstanding employee share options of the acquired company, (iv) the identification and valuation of identifiable intangible assets, and (v) goodwill is maintained in the functional currency of the acquired company under U.S. GAAP rather than at the historical rate.

Under French GAAP, the goodwill asset is amortized over the remaining estimated useful life and subject to routine impairment testing. Effective from January 1, 2002 under U.S. GAAP, the goodwill asset is not amortized anymore but is subject to an impairment test at least annually. Any negative goodwill is amortized in income over the estimated remaining useful life under French GAAP whereas effective from January 1, 2002 under U.S. GAAP, negative goodwill is recorded in income immediately.

REVISIONS TO GOODWILL

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

/F-103

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

Under French GAAP, in the event that a subsidiary issues shares and there is a specific plan to repurchase such shares (at the time shares were issued), this gain is recorded in income with a corresponding charge to establish a provision, on a pre-tax basis. There is no impact on AXA’s consolidated net income and shareholders’ equity under French GAAP. At the point in time when a portion or all of the issued shares are repurchased a portion or all of the provision will be released with a corresponding reduction in goodwill arising on the acquisition. Under U.S. GAAP, the after tax gain is accounted for as a capital transaction and recorded in shareholders’ equity.

ACCOUNTING FOR INVESTMENTS

Fixed maturities, equity and real estate, other than assets allocated to UK “With Profit” contracts

In respect of the accounting for fixed maturity and equity investments outside of the separate accounts (unit-linked) asset portfolios, under French GAAP, fixed maturities and equity investments are, in general, carried at amortized cost and historical cost, respectively, less valuation allowances. Under U.S. GAAP, the accounting for these securities depends on the investment classification:

  securities classified as “held to maturity” are reported at amortized cost, securities classified as “trading” are reported at fair value with changes in unrealized gains and losses included in income, and securities classified as “available for sale” are reported at fair value with changes in unrealized gains and losses included in “other comprehensive income” (a separate component of shareholders’ equity).

In respect of valuation allowances on impairment fixed maturity and equity securities and real estate investments, under French GAAP AXA has applied the rules for other-than-temporary decline in value as described in Note 2. Under French GAAP, the impairment charge can be reversed in future periods in the event that market conditions change.

Under U.S. GAAP, unless evidence exists to support a realizable value equal to or greater than the cost basis of the investment, an impairment write-down to fair value should be recorded as realized loss in the income statement. The write-down is not reversible in future periods. As a result of the large number of investments in equity securities, AXA has concluded for the periods presented that all declines in value in excess of cost should be realized as an other-than-temporary impairment in the income statement unless the decline in value was both (i) less than 20% compared to cost and (ii) for a time period of less than six consecutive months. In addition, the Company reviews whether there are any qualitative factors specific to the issuer and or industry in which it operates that would indicate that the decline in value was other-than-temporary.

APPLICATION METHODOLOGY SPECIFIC TO FRENCH GAAP

With specific regards to equity investments under French GAAP as described in Note 2, in December 2002, the CNC issued interpretative guidance regarding the scope of securities to be impaired and the estimation of the recoverable value for purposes of calculating the valuation allowance for an other-than-temporary impairment relating to equity securities under French GAAP. In prior years, AXA determined recoverable values based on the quoted market price of listed securities and the quoted market price of comparable securities, pricing models or other similar valuation

/F-104

techniques. In addition, in prior years no distinction was made in the analysis depending on the volatility of the market. Under French GAAP, this change is considered a change in estimate whereas under U.S. GAAP, a change on the method of evaluating impairment is considered a change in accounting principle that is inseparable from a change in estimate. Under both French and U.S. GAAP, this change is accounted for prospectively as a change in estimate. Because of its nature and the large number of securities that would be impacted, AXA cannot determine the impact of change on net income on prior periods.

ASSETS ALLOCATED TO UK “WITH-PROFIT” CONTRACTS

The assets supporting the UK “With-Profit” contracts consist primarily of fixed maturity and equity securities. The UK “With-Profit” contracts are participating contracts and distribution from the “With-Profit” long-term fund is based on legal restrictions whereby policyholders have a 90% right to all risks and rewards of the participating (“With-Profit”) fund. Therefore, changes in the estimated market value of these assets held in the “With-Profit” fund impact the valuation of the fund and, therefore, the valuation of the underlying insurance liabilities.

Under French GAAP, assets supporting the UK participating (“With-Profit”) fund are stated at market value with changes in market value included in income, as the unrealized investment gains and losses on these investments are included in the determination of the related insurance liability. These assets include fixed maturity and equity securities, real estate and loans.

Under U.S. GAAP, real estate assets and loans allocated to UK “With-Profit” contracts are carried at historical cost less accumulated depreciation and amortized cost or unpaid principal balance, respectively. In addition and prior to January 1, 2001, the fixed maturity and equity investments allocated to UK “With-Profit” contracts were classified as “Available-for-Sale” and stated at market value. Consequently, the entire change in market value, being the net unrealized investment gains or losses, was recorded in “Other comprehensive income” (a separate component of shareholders’ equity) even though the related impact of the change in unrealized gains and losses on assets on UK-“With-Profit” policyholder benefits was recorded against income in the same period. Accordingly, AXA believed that this exclusion under U.S. GAAP did not reflect fully the economic effect of the UK “With-Profit” contracts. An increase in the estimated fair value of these assets resulted in an increase in the liability for policyholder benefits, and a reduction of AXA’s consolidated net income. A decrease in the estimated fair value of assets resulted in a decrease in the liability for policyholder benefits, and an increase in AXA’s consolidated net income.

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

Effective from January 1, 2001 and as permitted under the transition rules of FAS 133, “ Accounting for Derivatives Instruments and Hedging Activities”, the fixed maturity and equity securities supporting the participating (“With-Profit”) business have been reclassified from “Available-for-Sale” to “Trading”. These investments continue to be stated at market value, however, the changes in market value of these investments are no longer recognized in “Other comprehensive income” (a separate component of shareholders’ equity), but are recognized in income. Consequently, AXA’s presentation of “U.S. GAAP, except for adjustment for the change in unrealized investment gains and losses on assets allocated to UK “With-Profit” contracts”, in the reconciliations of consolidated net income and consolidated shareholders’ equity from French GAAP to U.S. GAAP, is no longer necessary since 2001.

/F-105

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

Equitable Life. For French GAAP purposes, in 1996 Equitable Life changed its method of accounting for certain long-duration participating life insurance contracts in accordance with the provisions prescribed by FAS 120, «Accounting and reporting by mutual Life insurance enterprises and by insurance enterprises for certain long-duration participating contracts’’. Under French GAAP, the liability for terminal dividends is accrued in proportion to gross margins over the life of the contract. For U.S. GAAP purposes, management elected not to implement FAS 120 for AXA’s consolidated financial statements and, accordingly, has maintained its U.S. GAAP methodology for all long-duration participating life insurance contracts based on FAS 60 whereby the terminal dividends are taken into account in the establishment of reserve factors, and the reserves are accrued in proportion to premium revenue over the life of the contract.

Reinsurance contracts that cover Guaranteed Minimum Income Benefits («GMIBs») features of variable annuity / separate account type contracts are accounted for as insurance contracts under French GAAP on a prospective basis whereby the amount is recognized over the contract term. Under U.S. GAAP the reinsurance contract covering the income feature represents a derivative instrument accounted for under FAS 133 at fair value.

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

PLAN OF FINANCIAL REORGANIZATION OF AXA EQUITY & LAW (“THE PLAN”)

ACCOUNTING FOR THE TRANSACTION

In connection with the Plan, as described in note 4 “business combinations” to the consolidated financial statements, a portion of the surplus assets held in the participating (“With-Profit”) fund, referred to as the «Inherited Estate» was attributed to AXA, as the shareholder. AXA’s portion of the Inherited Estate along with the non-participating insurance business was transferred out of the participating (“With-Profit”) fund into separate legal non-participating funds in which 100% of the operating results would inure to AXA in future periods. As a consequence of the plan and effective from January 1, 2001, additional significant differences arose between French GAAP and U.S. GAAP as set out below.

/F-106

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

PROFIT RECOGNITION FOR UK “WITH-PROFIT” BUSINESS AS A RESULT OF THE PLAN

Under French GAAP, the profit recognized by AXA in respect of the UK “With-Profit” business represents 10% of the bonus declared by the actuary and represented a change in methodology under French GAAP in 2001. Under U.S. GAAP, 10% of all changes in the UK with-profit fund (revenues and expenses) are recognized in the income statement, with the remaining 90% attributed to “unallocated policyholder dividend liability”.

IMPACT OF CHANGES IN FRENCH ACCOUNTING PRINCIPLES IN 2001

The implementation of new French Regulations effective from January 1, 2001 resulted in certain one-time adjustments to the reconciliations of consolidated net income and consolidated shareholders’ equity from French GAAP to U.S. GAAP. The cumulative effect of changes in French accounting principles were recorded as adjustments to opening shareholders’ equity under French GAAP. Consequently, certain differences in accounting principles in 2000 and prior years are not representative of the differences that will exist in future periods as indicated below.

EQUALIZATION RESERVE

As a result of the new French regulations, equalization reserves are limited only to future catastrophe risks; reserves are no longer permitted under French GAAP for future unusual losses in any one period. These equalization reserves are not recognized as a liability under U.S. GAAP, until such loss is incurred and, therefore, such liabilities are eliminated under U.S. GAAP.

COST OF REINSURANCE

Due to the implementation of new French regulations, the cost of reinsurance is recorded in income in the year the reinsurance arrangement, including for long duration contracts, is placed with a third party reinsurer, including for long duration contracts. Under U.S. GAAP, the cost of reinsurance on long duration contracts is amortized into income over the lifetime of payments. The cumulative effect of the change has been recorded as an adjustment to opening shareholders’ equity on January 1st, 2001 in French GAAP. Future policy benefits as presented in AXA’s reconciliations of consolidated net income and consolidated shareholders’ equity from French GAAP to U.S. GAAP include this new difference in accounting.

INTERCOMPANY TRANSACTIONS

Effective for intercompany transactions on or after January 1, 2001 and under the new French regulations, realized gains and losses on intercompany sales of assets are eliminated in their entirety, unless there is an other-than temporary impairment that is to be recorded as a loss immediately, which is the similar to U.S. GAAP. No difference exists between French GAAP and U.S. GAAP in 2001 and thereafter.

/F-107

Under French GAAP, realized gains are recognized when securities or real estate with appreciated values are contributed to mutual funds or real estate funds established for the purpose of supporting French savings contracts. Under U.S. GAAP, such gains are proportionately recognized when the savings contracts are issued or the fund shares are sold to entities not included in the consolidated financial statements.

OTHER DIFFERENCE

RESTRUCTURING PROVISIONS

For restructuring provisions established prior to January 1, 2003 under French GAAP and US GAAP, the nature of costs that can be included in restructuring provisions is generally similar. However, U.S. GAAP requires that certain conditions exist including the timing of recording restructuring provision for involuntary termination benefits. Consequently, certain costs included in restructuring provisions under French GAAP are not permitted under U.S. GAAP. These differences will reduce over time as the related restructuring costs are incurred.

In respect of all new exit or disposal activities established on or after January 1, 2003, U.S. GAAP has been changed due to the implementation of FAS 146 and is different from French GAAP as it relates to (i) timing of recognition (recognized if incurred only, a commitment to undertake a restructuring or exit plan is not sufficient), and (ii) measurement at inception at fair value.

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

Under U.S. GAAP, the accounting for share-based is identical whatever the characteristics of the plan.

There are two principal differences that arise between French GAAP and U.S. GAAP as set out below.

  Under French GAAP share-based compensation is not recorded in respect of certain share option plans issued by AXA (the Company) that do not provide a guarantee for liquidity whereas under U.S. GAAP a compensation charge is recorded if at grant date the options are issued at a significant discount; and
  For all other share option plans issued by AXA (the Company) and other AXA entities, the principles for measuring share-based compensation under French GAAP are principally similar to those used under U.S. GAAP. However, the compensation expense is recorded over the vesting period in the income statement and included as a liability under French GAAP whereas under U.S. GAAP the amount is recorded against shareholders’ equity.

PENSION PLANS

Under French GAAP, AXA uses an actuarial methodology that is consistent to the measurement and recognition basis prescribed under U.S. GAAP, with the exception of the recognition of an additional minimum pension liability that is not recognized under French GAAP. For U.S. GAAP purposes, AXA has adopted FAS 87, “Employer’s accounting for pensions”, as of January 1, 1989. If the accumulated benefit obligation exceeds the fair value of plan assets, an additional minimum pension liability is recorded such that the total liability in the balance sheet is at least equal to the unfunded accumulated benefit obligation. The after-tax amount is recorded in “Other Comprehensive Income (separate component of shareholders’ equity).

/F-108

LONG-TERM DEBT WITH EARLY REDEMPTION RIGHTS

Under French GAAP when long-term debt is issued with early redemption rights whereby the redemption price is in excess of the original issue price per bond or note, the excess premium may not be amortized over the period from original issue date to earliest redemption period subject to certain market conditions.

Under U.S. GAAP, as the value of the long-term debt accretes according to the stated redemption price, this accretion, if significant, is amortized over the period up to earliest redemption date and is recorded as interest expense with a corresponding increase in the value of the principal outstanding in the balance sheet.

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

Under French GAAP, valuation allowances are recorded against deferred tax assets unless under an economic approach (based on an analysis of future statutory profits), the deferred tax assets are deemed recoverable. U.S. GAAP FAS 109 “Accounting for Income Taxes” gives greater weight to previous cumulative losses than the outlook for future probability when determining whether deferred tax assets are realizable.

Under both French GAAP and U.S. GAAP, the impact of a change in enacted tax rates on deferred tax assets and liabilities is recorded in income. Due to certain significant differences in the underlying accounting principles between French GAAP and U.S. GAAP, particularly in respect of the value of fixed maturity and equity investments (held at amortized cost or historical cost under French GAAP and generally at market value under U.S. GAAP), the impact of the change in tax rates on income under French GAAP and U.S. GAAP will differ accordingly mainly regarding stock price regulation or shares attributed to employees plans.

TREASURY SHARES

Under French GAAP, treasury shares are reported as an asset if certain conditions are satisfied. Under U.S. GAAP, the cost of treasury shares is reported as a deduction from shareholders’ equity. If such shares are then reissued, the proceeds received are correspondingly reported as a change in shareholders’ equity. Therefore, any gains or losses from holding such shares are recorded as adjustments to shareholders’ equity.

DERECOGNITION OF TRANSFERRED ASSETS

Assets transferred to entities in which AXA does not hold an ownership are permitted to be recognized as a disposal under French GAAP. Under U.S. GAAP any realized profit or loss on the disposal is eliminated if the transaction does not meet the requirements for derecognition due to various factors including continuing involvement in the company’s management.

/F-109

MATERIAL DIFFERENCES BETWEEN FRENCH GAAP AND US GAAP

The impact on consolidated net income of material differences between French GAAP and U.S. GAAP are as follows:

	Years ended December 31,
			2001
(in euro millions)	2003	2002	restated (b)

Consolidated Net Income in Accordance with French GAAP	1,005	949	520

Material differences (gross of tax):
Differences in scope of consolidation	471	(1,481)	(614)
Goodwill and purchase accounting (a)	470	402	(596)
Cost of stock options (buyout of minority interests)		(11)	67
Investment accounting and valuation
(excluding UK “With-Profit” related assets)	1,142	(1,637)	(1,693)
Investment accounting for UK “With-Profit” business assets:
– Elimination of net unrealized investment losses (gains)	–	–	–
– Reclassification of fixed maturities
and equity securities at January 1, 2001 (c)	–	–	3,853
Deferred acquisition costs	(15)	(112)	(51)
Equalization provisions	74	–	(224)
Future policy benefits (net of reinsurance)	(28)	(297)	(226)
Restructuring provisions and other non-admissible provisions	(109)	(12)	(218)
Derivatives and hedging activities	1,092	486	(109)
Other items	(94)	(48)	83
Deferred tax	(336)	(826)	(437)

Total reconciling adjustments	2,668	(3,536)	(164)

CONSOLIDATED NET INCOME IN ACCORDANCE WITH U.S. GAAP (d)	3,673	(2,588)	356

(a)	2002 includes profit booked in Alliance Capital of €148 million in French GAAP not recognized in U.S. GAAP of which €277 million related to the partial release of the dilution profit offset by €129 million in relation to the associated amortization of goodwill.
(b)	2001 U.S. GAAP adjustments and U.S. GAAP net income were restated.
(c)	Includes €3,853 cumulative effect of change in accounting principle upon adoption FAS 133 following the change in invested assets classification in 2001.
(d)	All operating results are from continuing operations.

RESTATEMENT OF U.S. GAAP FINANCIAL INFORMATION (OCCURRED IN 2002)

AXA records other-than-temporary impairments on certain of its investment securities. Following discussions with the staff of the Securities and Exchange Commission’s Division of Corporation Finance, AXA corrected how it determines when a decline in value should be considered to be other than temporary and a realized loss recognized. The policy that AXA now follows to determine if the decline in value below cost is other-than-temporary is described elsewhere in this note. As this procedure was not applied in 2001, AXA restated its 2001 U.S. GAAP financial information to recognize an impairment charge on the decline in value below cost that was considered to be other-than-temporary. In applying these procedures, AXA recognized an additional charge of €1,853 million (gross) in the income statement that had been previously recorded as an unrealized loss that was a component of “other comprehensive income”.

/F-110

This amount has been reduced by an amount of the loss that was allocated to policyholders, minority interests and income tax. The amounts allocated to policyholders, minority interests and income tax were also previously recorded in “other comprehensive income”. The effect of this restatement was to decrease AXA’s 2001 U.S. GAAP consolidated net income by €1,128 million to €356 million, as presented in the tables below. There was no impact on AXA’s consolidated shareholders’ equity at December 31, 2001 as the Company had already recorded the unrealized effect of the decreased market value of its investment securities through “Other comprehensive income” (a separate component within shareholders’ equity) in that period. After reviewing the potential impact of this new impairment policy on AXA’s U.S. GAAP results for the year ended December 31, 2000, the Company concluded that the application of this new policy would not require a restatement for the year ended December 31, 2000.

Year ended
(in euro millions)	December 31, 2001

Consolidated net income in accordance with U.S. GAAP
As previously reported:	1,484
Adjustment for additional investment impairment charge:
Gross adjustment	(1,853)
Attribution to policyholders’ participation	209
Tax effect	436
Minority Interest	80

As restated	356

The impact on consolidated shareholders’ equity of material differences between French GAAP and U.S. GAAP are   as follows:

	At December 31,
(in euro millions)	2003	2002

Consolidated Shareholders’ Equity in Accordance with French GAAP	23,401	23,711

Material differences (net of tax) :
Differences in scope of consolidation	(381)	(1,198)
Goodwill and purchase accounting	1,144	3,606
Investment accounting and valuation	2,270	408
Deferred acquisition costs	(22)	(96)
Equalization provisions	231	200
Future policy benefits (net of reinsurance)	227	(194)
Treasury shares held	(473)	(487)
Derivatives and hedging activities	432	(41)
Deferred tax - differences in principles	(899)	(1,359)
Minimum pension liability	(1,028)	(1,039)
Other items	15	346

Total reconciling adjustments	1,517	146

CONSOLIDATED SHAREHOLDERS’ EQUITY IN ACCORDANCE WITH U.S. GAAP (a)	24,918	23,857

(a) All from continuing operations.

/F-111

34. Additional U.S. GAAP Disclosures

(a) COMPREHENSIVE INCOME (BASED ON FRENCH GAAP DATA)

Comprehensive income (loss) includes net income (loss) and represents the change in shareholders’ equity during a period from non-owner sources. It includes revenues, expenses, gains and losses that have been excluded from net income. Using amounts determined in accordance with French GAAP, comprehensive income (loss) is set out below.

Change from non-owner sources included in Shareholders’ Equity

	2003	2002	2001

Foreign currency fluctuation adjustments	(985)	(1,197)	300
Other	154	34	(49)

TOTAL CHANGE	(831)	(1,163)	251

Comprehensive income (loss) being net income (loss) plus the change in other comprehensive income totaled €175 million, (€214) million and €771 million in 2003, 2002 and 2001, respectively. AXA concluded that it was not practical to present the components of AXA’s accumulated balance of other comprehensive income.

(b) NET INCOME PER ORDINARY SHARES

	Net income per ordinary share
	Years Ended December 31,
	2003		2002	2001

Income applicable to ordinary shares
Basic	3,673		(2,588)	356
Dilutive securities issued by subsidiaries	–		–	–
Interest on assumed conversion of convertible debts	91	(b)	–	–
Dilutive	3,764		(2,588)	356
Weighted average of ordinary shares outstanding (a)
Basic	1,734		1,705	1,691
Assumed exercise of stock options	3		–	8
Assumed conversion of convertible debts	87		–	–
Dilutive	1,824		1,705	1,699
Net income per ordinary share
– Basic	2.12		(1.52)	0.21
– Diluted	2.06		(1.52)	0.21

(a)	Weighted average of outstanding ordinary shares after the elimination of the weighted average number of ordinary shares held in Treasury.
(b)	U.S. GAAP interest expense on subordinated debts issued in 1999 and 2000, no interest expense on the ORAN according to the terms and conditions.

/F-112

The calculation of basic and diluted net income per ordinary share under U.S. GAAP is based on the same methodology as for French GAAP (see note 24 “Net Income per Ordinary Share”). However, certain differences arise due to (i) the underlying differences in the treatment of treasury shares held by AXA and its subsidiaries, and (ii) the amount of net income that results in different conclusion on dilutive and anti-dilutive impact of EPS.

In accordance with the terms and conditions of the €1,524 million 2.5% subordinated convertible debt issued in February 1999 and €1,009 million 3.75% subordinated convertible debt issued in February 2000, the company has the right of early redemption at a price greater than the original issue price per note starting in January 2005 and 2007.

As a result there is an additional interest expense, which also increases the value of the subordinated debt under U.S. GAAP by approximately €61 million (gross of tax) in 2003 (2002: €61 million and 2001: €61 million). The two subordinated debt instruments and the ORAN issued in October 2003 (see note 18) are convertible into AXA ordinary shares.

These potential shares were treated as “dilutive” under U.S. GAAP and, therefore, were included in the U.S. GAAP net income per ordinary share (diluted). The potential conversion of these two subordinated convertible debt instruments into 64 million ordinary shares were included in the calculation of net income per ordinary share (diluted) together with the 23 million shares that may be issued in order to redeem the ORAN bonds issued as part of the MONY acquisition plan and the 3 million stock options taken into account in the earning per share calculation under French GAAP.

In 2002, the calculation under French GAAP of net income per ordinary share (diluted) was revised on a basis similar to U.S. GAAP whereby anti-dilutive effects are excluded from the calculation of net income per ordinary share (diluted). Under French GAAP in 2001, the potential conversion of the two subordinated convertible debt instruments into 64 million ordinary shares were included in the calculation of net income per ordinary share (diluted).

(c) DERIVATIVE INTRUMENTS

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

At December 31, 2003, AXA had derivative assets and derivative liabilities at estimated fair value of € 3,054 million and €1,654 million, respectively (2002: €2,821 million and €1,776 million, respectively). The change in estimated fair value of derivative instruments not in qualifying U.S. GAAP hedging activities included in the 2003 U.S. GAAP consolidated net income was a gain of approximately €450 million, included under the caption “Net investment result” (2002: a gain €747 million).

Certain hedge arrangements met the U.S. GAAP criteria for measurement and recognition primarily in respect of (i) certain hedges of changes in fair value attributable to interest rate risk (through the use of interest rate swaps), and (ii) certain hedges of changes in fair value attributable to foreign currency risk (primarily through the use of currency

/F-113

swaps and foreign currency forwards). In respect of the derivative instruments used for these qualifying U.S. GAAP hedges, the amount of hedge effectiveness included in AXA’s 2003 U.S. GAAP consolidated net income was a debit of €23 million (2002: credit of €6 million). There was a loss of €10.1 million included in AXA’s 2003 U.S. GAAP consolidated net income representing the component of the derivative instruments gain excluded from the assessment of hedge effectiveness (2002: not net gain ).

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

(d) DEFERRED TAX

The U.S. GAAP net deferred tax asset and liability are as follows:

	Deferred Tax	Deferred Tax		Deferred Tax
	US GAAP	US GAAP	Deferred Tax	French GAAP
(in euro millions)	Assets	Liabilities	Net	Net

2003	2,032	(4,368)	(2,336)	98
2002	4,778	(6,810)	(2,032)	171
2001	5,545	(6,022)	(477)	743

The difference between French and US GAAP net deferred tax figures is mainly due to the tax impact of the U.S. GAAP adjustments on invested assets and difference in principles, for example relating to the valuation allowance booked on the deferred tax asset in Japan which reflected differences on both the tax loss carry forward and the temporary differences.

(e) SUPPLEMENTAL CASH FLOW INFORMATION

This information should be read in conjunction with the Consolidated Statements of Cash Flow. The Consolidated Statements of Cash Flow as presented on page F-08, is in compliance with FAS95, except for the differences noted below.

For the years ended December 31, 2003, 2002 and 2001, deposits related to investment contracts amounted to €17,814 million, €17,524 million, and €17,718 million, respectively, and withdrawals related to investment contracts amounted to €6,224 million, €10,657 million, and €13,973 million, respectively, and are part of operating cash flow under French GAAP. Such deposits and withdrawals would be reflected as financing activities in a statement of cash flows prepared in accordance with U.S. GAAP.

(f) EMPLOYEE BENEFIT PLAN

For pension plans where the fair value of plan assets exceeds the accumulated benefit obligation, the aggregate fair value of plan assets and aggregate accumulated benefit obligations were €2,094 million and €1,967 million, respectively as at December 31, 2003 (2002: €2,306 million and €2,230 million, respectively).

/F-114

For pension plans where the accumulated benefit obligation is in excess of the fair value of plan assets, the aggregate accumulated benefit fair value of plan assets and aggregate accumulated benefit obligations were €3,431 million and € 5,827 million, respectively as at December 31, 2003 (2002: €3,224 million and €5,728 million, respectively).

The following table provides a reconciliation of the funded status of pension obligations to the accrued pension cost, including the additional minimum liability recognized for U.S. GAAP only.

Reconciliation of Funded Status to Accrued Pension Cost

Pension cost:	2003	2002

Funded status	(3,083)	(3,231)
Unrecognized prior service cost	60	55
Unrecognized net loss	3,058	3,466
Unrecognized transition obligation	8	(4)

Net position (as reported under French GAAP)	43	285
Additional minimum liability (gross of tax)	(1,647)	(1,815)

Accrued pension liability under U.S. GAAP	(1,604)	(1,530)

Of the €1,647 million additional minimum liability, €62 million was charged against unrecognized prior service costs (an intangible asset) with a balance of 1,586 million recognized against shareholders’ equity (€1,158 million net of tax).

The reduction in additional minimal liability of €168 million during the period was primarily related to the following countries: the UK had a reduction of €161 million and the US a reduction of €12 million, with smaller movements at other operations representing the balance.

PENSION PLAN ASSETS

In respect of AXA’s French pension plans, the weighted average pension plan asset allocation as at December 31, 2003 and 2002, target allocation for 2004, and expected long-term rate of return by asset category are as follows:

	Target	Percentage of plan assets		Weighted average
	allocation	as at December 31,		long-term rate
				of return 2003
Asset Category	2004	2003	2002

Equity securities	23%	22%	25%	7.25%
Debt securities	64%	65%	63%	4.80%
Real estate	13%	13%	12%	5.75%
Other	0%	0%	0%	N/A

TOTAL	100%	100%	100%	5.50%

As liabilities associated with defined pension plans are generally long-term in nature, a mixture of fixed maturity and equity securities as well as real estate investments are used in the plan assets. This mixture of plan assets has some degree of volatility of returns, but over the long-term is expected to provide a higher return than returns on a portfolio of just fixed maturity securities. Our expectation of higher return is consistent with experience in the past, but may not represent actual returns in the future. The investment mix is maintained close to the target level, with minor fluctuations over time due to the shifting market values of assets.

/F-115

EMPLOYERS CONTRIBUTION FOR 2004 (DOMESTIC)

AXA expects to contribute €19 million to the French pension plans in 2004.

(g) SHARE-BASED COMPENSATION

Details on share option plans in respect of AXA are provided in note 31 “Share Options”. Total compensation cost recognized in income for stock-based employee compensation in 2003 was €50 million (2002: €63 million and 2001: € 57 million). The 2003 charge included U.S.$13.5 million (2002: U.S. $11 million income) in connection with the AXA

Financial SAR liability (see note 31 “Share Options”), as the SARs are subject to variable accounting based on the change in market value of AXA ADSs for the year ended December 31, 2002 (2001: U.S.$74 million). In October 1995, the FASB issued Statement of Financial Accounting Standards No. 123 (“FAS 123”) “Accounting for stock-based compensation” which requires disclosure of the cost to AXA of share options granted on or after January 1, 1995 based on the fair value of the options on the date they were granted. AXA has elected to continue to account for share-based compensation using the intrinsic method prescribed under APB No. 25. Had AXA accounted for share options granted since January 1, 1995 in accordance with FAS 123, net income and net income per ordinary share under U.S. GAAP (on a pro forma basis) would be as follows:

	Years Ended December 31,
(in euro millions except for share amounts)	2003	2002	2001

U.S. GAAP:
Net Income:
– as reported	3,673	(2,588)	356
– adjustment for compensation expense
determined under fair value	(65)	(50)	(30)
– Pro forma	3,608	(2,639)	326
Net Income per ordinary share
Basic:
– As reported	2.12	(1.52)	0.21
– Pro forma	2.08	(1.55)	0.19
Diluted:
– As reported	2.06	(1.52)	0.21
– Pro forma	2.03	(1.55)	0.19

Such pro forma effects are not necessarily indicative of future effects on net income and net income per ordinary share.

	Years ended December 31,
	2003	2002	2001

Dividend yield	2.82%	2.66%	2.45%
Volatility	43.41%	43.00%	30.00%
Risk-free interest rate	3.64%	4.75%	5.00%
Expected life (years)	6	6	6

The weighted average fair value per option granted by the Company in 2003, 2002 and 2001 was €5, €6 and €11, respectively.

/F-116

(h) VARIABLE INTEREST ENTITIES

As described under “Scope of Consolidation” in Note 33, AXA has adopted the provisions of FIN 46(R) with immediate effect for those VIEs created on or after February 1, 2003. For VIEs created before February 1, 2003, the provisions of FIN 46(R) must be applied by AXA in 2004. AXA is required to consolidate a VIE if it is the primary beneficiary, that is, it has a variable interest which will absorb a majority of the VIE’s losses or receive a majority of its residual returns, or both. AXA is also required to disclose VIE’s in which it has a significant variable interest.

VIEs include SPEs and, therefore, the information below is supplemental to, and therefore should be read in conjunction with, the information on SPEs set out in Note 27.

At December 31, 2003, AXA had no entities that were VIEs created on or after February 1, 2003 in which AXA was the primary beneficiary that would require consolidation by AXA in 2003. In respect of VIEs created before February 1, 2003, management is currently reviewing its investment management agreements, its investments in other financial arrangements with certain of its asset management entities which hold client assets under management such as certain mutual fund products domiciled outside of the United States (referred to as “off-shore funds”), hedge funds, investments in limited partnerships and real estate vehicles and related legal structures thereof. Given the complexities of FIN 46(R) and the fact that FASB is continuing to develop answers to implementation issues, this review is on-going as there are over 1000 vehicles that have been created or are managed by our investment managers that require a detailed review. To date, and in addition to the SPEs disclosed in note 27, AXA has identified 2 investments in limited partnerships that are VIEs and it is reasonably possible that AXA will be required to consolidate in 2004. The carrying value for these investments totaled €111 million, representing investments with total assets of €182 million and additional funding commitments of nearly €110 million. The maximum exposure to loss is limited to its investment and prospective investment management fees. Consolidation would result in increases in AXA’s consolidated assets, principally investments, and its liabilities and minority interests of approximately €71 million.

Based on the population identified to date, as the review is on-going for the vehicles created before February 1, 2003, at December 31, 2003 AXA holds a significant variable interest in but is not the primary beneficiary of certain other VIEs (other than SPEs in Note 27) totaling €124 million, of which €103 million and €21 million related to investments and partnership interests and real estate investment pools, respectively. At December 31, 2003, AXA had approximately €431 million of funding commitments in respect of these vehicles. The investment carrying value and funding commitments represent AXA’s maximum exposure to loss from its direct involvement in these VIEs.

In addition and specific to Alliance Capital, Alliance Capital has significant variable interests in certain VIEs with approximately US$ 1.1 billion in client assets under management. However, these VIEs do not require consolidation because Alliance Capital’s management has determined that Alliance Capital is not the primary beneficiary. Alliance Capital’s maximum exposure to loss to these entities is limited to a nominal investment and prospective investment management fees.

AXA derives no direct benefit from the total assets within these vehicles other than its direct investment plus any investment management fees, if it is also the investment manager, and cannot utilize those assets in its operations. In addition, any additional liabilities recognized as a result of consolidating the VIEs would not represent additional claims on the general assets of AXA, rather they would represent claims against the additional assets recognized by AXA as a result of consolidating the VIEs.

/F-117

FIN 46(r) is highly complex and requires significant estimates and judgments as to its application. Since implementation of the consolidation of VIEs under FIN 46(R) for vehicles created before February 1, 2003 are not required to be consolidated until 2004 and FASB continue to develop guidance on implementing issues, management’s assessment of the effect of FIN 46(R) is on-going and its initial conclusions regarding the consolidation of VIEs may change.

Effective from October 10, 2003, the FASB permitted non-registered investment companies (such as certain mutual funds) to defer consolidation of VIEs with which they are involved until the proposed Statement of Position (“SOP”) on the clarification of the scope of the Investment Company Audit Guide (the “Audit Guide”) is finalized, which is expected to occur in 2004. Following the issuance of the SOP, the FASB will consider further modification to FIN 46(R) to provide an exemption for companies that qualify as investment companies under the revised Audit Guide.

(i) GOODWILL

The following table gives for all periods presented the impact on net income an earnings per share.

Net income

	For the year ended December 31,
	2003	2002	2001

Reported net income	3,673	(2,588)	356
Adjustments to eliminate goodwill amortization, net	0	0	795
Adjusted net income	3,673	(2,588)	1,151

Basic earnings per share based on

	For the year ended December 31,
	2003	2002	2001

Reported net income	2.12	(1.52)	0.21
Adjustments to eliminate goodwill amortization, net	0	0	0.47
Adjusted net income	2.12	(1.52)	0.68

The above calculation is based on a weighted average number of shares outstanding of 1,734 million in 2003, 1,705 million in 2002 and 1,691 million in 2001.

Diluted earnings per share based on

	For the year ended December 31,
	2003	2002	2001

Reported net income	2.06	(1.52)	0.21
Adjustments to eliminate goodwill amortization, net	0	0	0.47
Adjusted net income	2.06	(1.52)	0.68

The above calculation is based on a weighted average number of shares outstanding of 1,824 million in 2003, 1,705 million in 2002 and 1,699 million in 2001.

/F-118

(j) EQUITY AND FIXED MATURITY SECURITIES

Investment financial data on a U.S. GAAP basis in respect of AXA’s principal consolidated entities is presented in the tables below:

	At December 31, 2003
	Amortized	Net carrying		Gross unrealized	Gross unrealized
(in euro millions)	cost or cost	value	Fair value	gains	losses

Fixed maturities
Held to maturity	1,248	1,248	1,424	177	(1)
Available for sale	134,193	141,756	141,756	8,069	(506)
Trading		17,561	17,561
			160,742

Equity investment (including
holdings in mutual funds and
investments in participating
interests)
Available for sale	36,110	39,000	39,000	3,128	(228)
Trading		28,558	28,558
			67,558
Total under US GAAP		228,124	228,300	11,374	(736)

	At December 31, 2002
	Amortized	Net carrying		Gross unrealized	Gross unrealized
(in euro millions)	cost or cost	value	Fair value	gains	losses

Fixed maturities
Held to maturity	849	848	998	149	0
Available for sale	134,316	143,110	143,110	9,236	(440)
Trading		17,516	17,516
			161,624

Equity investment (including
holdings in mutual funds)
Available for sale	19,403	20,724	20,725	1,638	(314)
Trading		34,451	34,451
			55,175
Total under US GAAP		216,649	216,799	11,023	(754)

/F-119

At December 31, 2003	Analysis of URL
	Amortized	Market	Total	Less than		More than
(in millions euros)	cost/cost	Value	URL	20%	20%-50%	50%

Below Investment Grade
< 6 months	917	892	(26)	(18)	(4)	(4)
6-12 months	112	101	(11)	(11)	0	(0)
12-24 months	0	0	0	0	0	0
24-36 months	0	0	0	0	0	0
> 36 months	0	0	0	0	0	0

Total	1,029	993	(37)	(29)	(4)	(4)

Investment Grade
< 6 months	13,465	13,103	(362)	(361)	(1)	0
6-12 months	2,474	2,399	(76)	(73)	(2)	0
12-24 months	931	912	(18)	(18)	0	(1)
24-36 months	63	61	(2)	(2)	0	0
> 36 months	641	630	(12)	(9)	(3)	0

Total	17,574	17,105	(469)	(463)	(6)	(1)

Total Fixed maturities
< 6 months	14,382	13,995	(388)	(380)	(5)	(4)
6-12 months	2,587	2,500	(87)	(84)	(2)	(0)
12-24 months	931	912	(18)	(18)	0	(1)
24-36 months	63	61	(2)	(2)	0	0
> 36 months	641	630	(12)	(9)	(3)	0

Total	18,603	18,097	(506)	(493)	(9)	(5)

Total equities
< 6 months	1,976	1,748	(228)	(226)	(1)	(1)
6-12 months	0	0	0	0	0	0
12-24 months	0	0	0	0	0	0
24-36 months	0	0	0	0	0	0
> 36 months	0	0	0	0	0	0

Total	1,976	1,748	(228)	(226)	(1)	(1)

TOTAL	20,579	19,845	(735)	(718)	(11)	(5)

/F-120

At December 31, 2002			Analysis of URL
	Amortized	Market	Total	Less than		More than
(in millions euros)	cost/cost	Value	URL	20%	20%-50%	50%

Below Investment Grade
< 6 months	760	705	(55)	(32)	(21)	(2)
6-12 months	431	366	(65)	(20)	(39)	(6)
12-24 months	55	35	(21)	0	(16)	(4)
24-36 months	54	44	(10)	(5)	(5)	0
> 36 months	239	199	(40)	(17)	(17)	(6)

Total	1,538	1,350	(188)	(73)	(97)	(19)

Investment Grade
< 6 months	4,384	4,293	(91)	(87)	(4)	0
6-12 months	1,641	1,598	(43)	(38)	(4)	0
12-24 months	1,090	1,036	(54)	(32)	(22)	0
24-36 months	477	457	(20)	(20)	0	0
> 36 months	515	469	(46)	(30)	(13)	(4)

Total	8,107	7,853	(254)	(207)	(43)	(4)

Total Fixed maturities
< 6 months	5,144	4,998	(146)	(119)	(25)	(2)
6-12 months	2,072	1,964	(108)	(56)	(43)	(6)
12-24 months	1,143	1,069	(74)	(32)	(38)	(4)
24-36 months	530	501	(29)	(24)	(5)	0
> 36 months	753	668	(85)	(46)	(30)	(9)

Total	9,642	9,201	(441)	(277)	(141)	(21)

Total equities
< 6 months	3,374	3,061	(313)	(313)	0	0
6-12 months	491	489	(2)	(2)	0	0
12-24 months	9	9	0	0	0	0
24-36 months	0	0	0	0	0	0
> 36 months	0	0	0	0	0	0

Total	3,874	3,559	(315)	(315)	0	0

TOTAL	13,516	12,760	(756)	(592)	(141)	(21)

/F-121

(k) SEGMENT INFORMATION

Under U.S. GAAP, as defined by FASB Statement 131, ”Segment Information” (“FAS 131”), when there is a change in the composition of the reportable segments, the corresponding information for earlier periods is restated, which is not the case under French GAAP. As of January 1, 2003, the health activities in the United Kingdom were transferred from the Life & Savings segment to the Property & Casualty segment. Certain other transfers affecting the International Insurance segment were also made. Accordingly, under FAS 131, the Company has restated the segment information previously reported for 2002 and 2001. The restated corresponding French GAAP segment information can be found on pages 85-86, 93-94 and 101 to 105.

(l) NEW ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED

FRENCH GAAP

Please refer to note 2 of item 18 “Significant Accounting Policies”.

U.S. GAAP

In December 2003, the FASB issued a revision to SFAS No. 132 “Employers’ Disclosures about Pension Plans and Other Post Retirement Benefits” (“FAS 132-R”). FAS 132-R requires additional quantitative and qualitative disclosures concerning pension plan and other post retirement benefit plan assets, obligations, cash flows, and net periodic benefit costs. Certain of the new disclosures are effective immediately for French plans and are included in Note 17 and Note 34 (f). According to the disclosure requirements of FAS 132-R, the disclosure of AXA’s expected future benefit payments (all defined benefit plans) and certain information on plan assets relating to foreign plans will be provided in AXA’s consolidated financial statements for the year ending December 31, 2004.

In July 2003, the American Institute of Certified Public Accountants (“AICPA”) issued Statement of Position 03-01, “Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts” (“SOP 03-01”). SOP 03-1 provides guidance relating to (a) accounting and reporting of separate accounts; (b) general account interests in separate accounts; (c) assets and liabilities associated with market value-adjusted annuities; and (d) liabilities related to certain mortality and annuitization benefits. The determination of liabilities associated with Group pension participating contracts and mortality and annuitization benefits, as well as related impacts on deferred acquisition costs will be based on models that involve numerous estimates and subjective judgments. SOP 03-1 is effective for AXA in 2004 and the implementation thereof is currently in progress and could give rise to some significant changes in presentation of AXA’s balance sheet and income statement. Separate accounts not meeting the criteria as set out in SOP 03-1 will be reclassified to several invested asset captions and to future policy benefits under U.S. GAAP, which will primarily effect AXA’s separate account (unit linked business) outside of the U.S. In addition, there could be changes to the determination of the value of future policy benefits and DAC under U.S. GAAP. The effect of initially adopting SOP 03-1 will be reported as a cumulative effect of a change in accounting principle in the 2004 U.S. GAAP operating results.

In December 2003, the AICPA issued Statement of Position 03-03 “Accounting for Certain Loans or Debt Securities Acquired in a Transfer” (“SOP 03-3”). SOP 03-3 provides guidance on the accounting for differences between contractual and expected cash flows from the purchaser’s initial investment in loans or debt securities acquired in a transfer, if those differences are attributable, at least in part, to credit quality. Among other things, SOP 03-3 limits the recognition of the excess of contractual cash flows over expected cash flows as an adjustment of yield, loss accrual or valuation allowance at the time of purchase. SOP 03-3 requires subsequent increases in expected cash flows to be recognized prospectively through a adjustment of yield and requires subsequent decreases in expected cash flows

/F-122

to be recognized as an impairment. In addition, SOP 03-3 prohibits the creation or carrying over of a valuation allowance in the initial accounting of all loans within its scope that are acquired in a transfer. SOP 03-3 becomes effective for loans or debt securities acquired by AXA in 2005.

On December 8, 2003, the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (the “2003 Medicare Act”) was signed into law in the United States of America. With respect to the U.S. in respect of postre-tirement benefits plans, it introduces a prescription drug benefit under Medicare Part D as well as a Federal subsidy to employers whose plans provide an “actuarially equivalent” prescription drug benefit. Detailed regulations necessary to implement and administer the 2003 Medicare Act have not yet been issued. In January 2004, the FASB issued Staff Position FAS 106-1, Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (“FSP FAS 106-1”). FSP FAS 106-1 provides guidance related to the accounting for the subsidy for sponsors of single-employer defined benefit postretirement health care plans for which (a) the employer has concluded that prescription drug benefits available under the plan are “actuarially equivalent” and thus qualify for the subsidy under the 2003 Medicare Act, and (b) the expected subsidy will offset or reduce the employer’s share of the costs of postretirement prescription drug coverage provided by the plan. FSP FAS 106-1 is effective for AXA for the first annual period beginning after June 15, 2004. AXA is currently assessing whether the benefits provided by its U.S. postretirement benefit plans are “actuarially equivalent” to Medicare Part D under the 2003 Medicare Act. Accordingly, the measures of the accumulated postretirement benefit obligation and the net periodic postretirement benefit cost do not reflect any amount associated with the subsidy.

In December 2003, the FASB issued FIN 46-R relating to Consolidation of Variable Interest entities. See Note 34 (h), “Additional U.S. GAAP Disclosures” for a discussion of FIN 46-R and the impact to AXA in 2003 and potential impact in future periods.

IFRS

In accordance with European Parliament Regulation (EC) 1606/2002, companies governed by the national law of an EU member state and whose shares are traded on a regulated market are to prepare their consolidated financial statements according to international accounting standards as of the financial year starting on or after January 1, 2005. International Accounting Standards (IAS) may also be referred to as International Financial Reporting Standards (IFRS).

In view of this, in 2002, the Group devised a program to convert its French GAAP consolidated financial statements to these new international accounting standards. The program continued in 2003, and the Group strengthened its central project team, as well as setting up project teams within its main entities and holding steering committee meetings bringing together all CFOs of Group subsidiaries. Training seminars dealing with these new accounting standards were organized. A list of differences between these standards and French GAAP has been drawn up, concerning subjects non-specific to the Group’s activities, such as goodwill (which will simply undergo impairment tests instead of being amortized), stock options (which will automatically give rise to a charge), treasury shares (which must all be eliminated regardless of use), and the scope of consolidation (which will probably be larger under the new standards).

The Group also analyzed the implications of the new standards specific to its operating activities. The Group carried out a number of simulations designed to help it make decisions and to illustrate the options offered by these new standards with respect to current methods. However, some standards that are very important for the Group have only recently been issued in final form including IAS 32 and 39, IFRS 2 Share-Based Payments, IFRS 3 Business Combinations, IFRS 4 Contracts and macro hedging under IAS 39. In addition the IASB is currently reconsidering the Fair Value option under IAS 39. Consequently, the Group has not yet completed its analysis. The Group must continue its analysis in order to determine all operational and financial consequences and to take the appropriate action.

/F-123

This program will continue in 2004 with a first draft of the Group’s opening balance sheet, which may undergo substantial change due to the aforementioned uncertainties. The Group will also develop its Information Technology systems, in order to ensure that new financial data not already produced through existing reporting procedures will be produced in future.

35. Events Subsequent to December 31, 2003

On September 17, 2003, AXA announced that the Board of Directors of its US subsidiary AXA Financial Inc. had reached an agreement with the Board of Directors of MONY, a life insurance company based in New York. The agreement approved a merger of the two companies, with AXA Financial acquiring 100% of MONY for $1.5 billion in cash. As per the agreement, Mony’s shareholders will receive $31 per share held upon consummation of the merger. This deal forms part of the Group’s global strategy, and will enable AXA Financial to add considerably to its distribution network, to expand its product range, to increase assets under management and to gain highly qualified staff and excellent customer relations. The transaction was approved by MONY’s shareholders on May 18, 2004, and is subject to receipt of regularoty approvals from the local insurance and banking authorities.

On January 2, 2004, AXA completed the divestment of its Dutch insurance brokerage business, Unirobe, through a management buy-out. The price was €126 million, resulting in an estimated capital gain of €105 million.

On January 23, 2004, AXA reached an agreement with BBVA, under which the AXA Group will acquire BBVA’s 50% stake in Hilo Direct Seguros y Reaseguros S.A. (“Direct Seguros”). After this transaction, AXA will own 100% of Direct Seguros. The purchase price will be €49 million. The acquisition remains subject to the approval of Spain’s insurance industry and competition authorities.

In January and February 2004, AXA issued $375 million of private placement debt securities under its €5.0 billion Medium Term Note program.

In connection with Alliance Capital’s acquisition of the business of Sanford Bernstein in 2002, there is a liquidity agreement to the former shareholders of Sanford Bernstein such that they can put to AXA Financial in any one period up to 20% of the original Alliance Capital units issued to such shareholders. On March 5, 2004, the former shareholders of Sanford C. Bernstein exercised their rights to sell 8.16 million Alliance Units. As a consequence, the ownership interest of AXA Financial in Alliance Capital at this date increased to 57.3% of Alliance Capital and approximately 1.8% of Alliance Holdings (the immediate parent of Alliance Capital).

AXA Germany sold on April 20, 2004 its building society AXA Bausparkasse to BHW - a German competitor, specialized in savings plans for financing the purchase of real estate. This sale was subject to the approval by the German anti-trust authorities which was obtained in June 2004. In addition, a distribution agreement has been concluded with BHW. This sale is expected to generate a small loss (net Group share) on a AXA’s consolidated accounts for the year ended December 31, 2004.

2003 DIVIDEND

At the general meeting of shareholders of AXA held on April 21, 2004, the shareholders approved the dividend in respect of 2003 of €0.38 per ordinary share, or €676 million, based on the number of shares outstanding at December 31, 2003. The approved dividend will be paid in 2004.

/F-124

Schedule II

AXA (PARENT COMPANY)

CONDENSED BALANCE SHEETS

	At December 31,
(in euro millions)	2003	2002

Assets
Investment in subsidiaries	35,932	35,883
Real estate	4	4
Other invested assets	3,283	2,302

Total investments	39,219	38,189
Cash and equivalents	1,851	195
Other assets	586	566

Total assets	41,656	38,950
Liabilities
Short-term and long-term debt and borrowings	4,225	2,867
Other liabilities	1,690	1,429

Total liabilities	5,915	4,296
Subordinated debt	8,223	7,515
Shareholders’ equity
Ordinary shares, €2.29 nominal value per ordinary share:	4,072	4,035
1,895 million shares authorized and 1,778 million shares issued at December 31, 2003 and 1,870 million shares authorized and
1,762 million shares issued at December 31, 2002
Capital in excess of nominal value	13,984	13,824
Retained earnings and reserves	9,462	9,279

Total shareholders’ equity	27,518	27,138

Total liabilities, subordinated debt and shareholders’ equity	41,656	38,950

See notes to parent company condensed financial statements.

/S-1

Schedule II

AXA (PARENT COMPANY)

CONDENSED STATEMENTS OF INCOME

	Years ended December 31,
(in euro millions)	2003	2002	2001

Dividends received from subsidiaries	1,109	1,481	1,882
Net investment results	(75)	(129)	(332)

Total revenues	1,034	1,352	1,550
Operating expenses	(139)	(152)	(183)

Income before income taxes	895	1,200	1,367
Income tax (expense) benefit	(32)	(134)	253

Net Income	863	1,066	1,620

See notes to parent company condensed financial statements.

/S-2

Schedule II

AXA (PARENT COMPANY)

CONDENSED STATEMENTS OF CASH FLOWS

	Years ended December 31,
(in euro millions)	2003	2002	2001

Net income	863	1,066	1,620
Adjustments to reconcile net income to net cash
provided by operating activities:
Net realized investment (gains) losses	7	(49)	(127)
Change in income taxes	(194)	(50)	(251)
Changes in other assets and liabilities	35	270	20

Net cash provided by operating activities	711	1,237	1,262

Cash flows from investing activities:
Maturities and sales of investments	2,132	1,703	2,826
Purchases of investments	(142)	(96)	(39)
Investments in subsidiaries	(3,025)	(1,389)	(5,813)

Net cash used in Investing activities	(1,035)	218	(3,026)

Cash flows from financing activities:
Additions to debt	2,856	571	2,805
Repayments of debt	(473)	(1,165)	(4,334)
Issuance of ordinary shares	196	262	353
Dividends	(599)	(971)	(927)

Net cash provided by financing activities	1,980	(1,303)	(2,103)

Change in cash and equivalents	1,656	152	(3,867)
Cash and equivalents, beginning of year	195	43	3,910
Cash and equivalents, end of year (a)	1,851	195	43

(a)	Non-cash transactions in 2001 included: (i) conversion of the 4.5% mandatorily convertible bonds into ordinary shares at maturity in January 2001 of €320 million, (ii) the merger of Lor Finance and Financiére 45 (existing wholly-owned subsidiaries) with and into AXA (the company) of €2,198 million, and (iii) ordinary shares exchanged in connection with AXA’s buyout of minority interests in AXA Financial following the completion of the squeeze out merger of AXA Merger Corp. (a wholly-owned subsidiary of AXA created to effectuate the transaction) with and into AXA Financial on January 2, 2001 of €737 million.
(b)	There were no significant non-cash transactions in 2002.

See notes to parent company condensed financial statements.

/S-3

Schedule II

AXA (PARENT COMPANY)

Notes to Parent Company Condensed Financial Statements

1. Financial Statement Policies and Changes in Presentation

These parent company condensed financial statements of AXA (the Company), a French société anonyme à Directoire et Conseil de Surveillance should be read in conjunction with AXA’s consolidated financial statements and the notes thereto prepared in accordance with French GAAP and reconciled to U.S. GAAP, which are included elsewhere in this annual report.

In France, parent company financial statements are prepared using a French statutory basis of accounting, which uses the cost method of accounting for investments.

2. Long-term Debt and Other Obligations

At December 31, 2003 and 2002, long-term debt and borrowings amounted to €3,925 million and €2,648 million, respectively. At December 31, 2003 aggregate maturities of long-term debt and borrowings based on required payments at maturity for 2004, the following four years and thereafter are €2,211 million in 2004, €341 million in 2005, € 70 million in 2006, nil in 2007, €253 million in 2008, €1,050 million in 2009 and thereafter.

Information relating to the subordinated debt (including terms of redemption by the issuer and share conversion) is provided in note 14 to AXA’s consolidated financial statements.

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

4. Guarantees

The guarantees given by AXA, the Company, were 5.799 million as at December 31, 2003 and consisted mainly of guarantees given to entities from the Group ( 4.278 million), and redemption premium on subordinated convertible bonds for €1.133 million.

The guarantees received by AXA, the Company, as at December 31, 2003 amounted to €5.429 million. It concerns chiefly credit lines from banks.

Guarantees are described in Note 26 Off-balance sheet commitments and Note 29 Related party transaction of Item 18.

/S-4

Net income	Years ended December 31,
(in euro millions)	2003	2002	2001

Net income in accordance with French GAAP (statutory basis)	863	1,066	1,620
Dividends from subsidiaries	(1,090)	(1,458)	(1,843)
Contribution of consolidated subsidiaries under equity method	1,230	1,111	738
Other adjustments (a)	2	230	5

Total adjustments	142	(117)	(1,100)

Net income in accordance with French GAAP (consolidated basis)	1,005	949	520
U.S. GAAP adjustments	2,668	(3,536)	(164)
Net income in accordance with US GAAP	3,673	(2,588)	356

a) Other adjustments in 2002 primarily relate to exceptional items, including:
  the realized capital gain on the sale of AXA Australia Health activities (National Mutual Health Insurance of €87 million Group Share), an exceptional profit of €148 million in Alliance Capital due to the partial release (€277 million) of the provision set up in 2000 to offset the dilution gain recorded when acquiring Sanford C. Bernstein, Inc. This release was due to the buy-back of 8.16 million private units in Alliance Capital to the former shareholders of Sanford Bernstein, after these shareholders exercised their liquidity put options. This operation generated an additional goodwill of U.S.$122 million that was entirely amortized during the year (€129 million).

Shareholders’ equity:	At December 31,
(in euro millions)	2003	2002

Shareholders’ equity in accordance with French GAAP (statutory basis)	27,518	27,139
Equity method adjustments	141	1,012
Goodwill charged directly to shareholders’ equity	(4,258)	(4,439)
Shareholders’ equity in accordance with French GAAP (consolidated basis)	23,401	23,712
U.S. GAAP adjustments	1,517	146
Shareholders’ equity in accordance with U.S. GAAP	24,918	23,858

/S-5

Item 19

The following is a list of the exhibits filed with this annual report or incorporated herein by reference:

1.	By-laws of the Company (filed herewith).
2.	Amended and Restated Deposit Agreement, dated as of April 27, 2001, among AXA, The Bank of New York and all owners from time to time of American Depositary Receipts issued thereunder, filed as Exhibit 3A to the Registration Statement on Form F-6 filed on April 18, 2001 (commission file no. 333-13376) and incorporated herein by reference.
3.	Voting Trust Agreement, as amended, dated as of January 22, 1997, filed as Exhibit 9.2 to the Company’s Registration Statement on Form F-4 filed on November 21, 2000 (registration no. 333-50438) and incorporated herein by reference.
4.	(a) Merger Agreement, dated as of October 17, 2000, between AXA, AXA Merger Corp. and AXA Financial, filed as exhibit 2.1 to the Company’s Registration Statement on Form F-4 filed on November 21, 2000 (registration no. 333-50438) and incorporated herein by reference. b) Employment Agreement, dated May 11, 2001, between Christopher M. Condron, and AXA Financial, Inc., filed as exhibit 10.16 to the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2001, filed on August 13, 2001 and incorporated herein by reference.
8.	List of the Company’s consolidated subsidiaries at December 31, 2003 is provided in note 3 to the consolidated financial statements included as Item 18 in this annual report.
12.1.	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) under the U.S. Securities Exchange Act of 1934.
12.2.	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) under the U.S. Securities Exchange Act of 1934.
13.	Certifications pursuant to 18 U.S.C. Section 1350.
14.	(a) Consent of Independent Accountants (filed herewith).

/E-1

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AXA
/s/	Denis Duverne
Denis Duverne Chief Financial Officer Member of the Management Board

Date: June 21, 2004

/SS-1

INDEX TO EXHIBITS

1.	By-laws of the Company (filed herewith).
2.	Amended and Restated Deposit Agreement, dated as of April 27, 2001, among AXA, The Bank of New York and all owners from time to time of American Depositary Receipts issued thereunder, filed as Exhibit 3A to the Registration Statement on Form F-6 filed on April 18, 2001 (commission file no 333-13376) and incorporated herein by reference.
3.	Voting Trust Agreement, as amended, dated as of January 22, 1997, filed as Exhibit 9.2 to the Company’s Registration Statement on Form F-4 filed on November 21, 2000 (registration no. 333-50438) and incorporated herein by reference.
4.	Employment Agreement, dated May 11, 2001, between Christoper M. Condron, and AXA Financial, Inc., filed as exhibit 10.16 to the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2001, filed on August 13, 2001 and incorporated herein by reference.
8.	List of the Company’s consolidated subsidiaries at December 31, 2003 is provided in note 3 to the consolidated financial statements included as Item 18 in this annual report.
12.1.	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) under the U.S. Securities Exchange Act of 1934.
12.2.	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) under the U.S. Securities Exchange Act of 1934.
13.	Certifications pursuant to 18 U.S.C. Section 1350.
14.	(a) Consent of Independent Accountants (filed herewith).

/SS-2

EXHIBIT 12.1

CERTIFICATION PURSUANT TO
SECTION 302 OF THE SARBANES OXLEY ACT OF 2002

I, Henri de Castries, Chief Executive Officer of AXA, certify that:

1.	I have reviewed this Annual Report on Form 20-F of AXA (the “Registrant”);
2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the periods covered by this report;
3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of,and for, the periods presented in this report;
4.

The Registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Registrant and we have:

  designed such disclosure controls and procedures, or caused such disclosure controls and procedures to bedesigned under our supervision, to ensure that material information relating to the Registrant, including its consolidatedsubsidiaries, is made known to us by others within those entities, particularly during the period in whichthis report is being prepared;
  evaluated the effectiveness of the Registrant’s disclosure controls and procedures and presented in this reportour conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the periodcovered by this report, based on such evaluation; and
  disclosed in this report any change in the Registrant’s internal control over financial reporting that occurred duringthe period covered by this annual report that has materially affected, or is reasonably likely to materially affect, the Registrant’s internal control over financial reporting; and

5.

The Registrant’s other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant’s auditors and to the audit committee of the Registrant’s board of directors (or persons performing the equivalent functions):

  all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant’s ability to record, process, summarize and report financial information ; and
  any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant’s internal control over financial reporting.

/s/ Henri de Castries Chief Executive Officer June 22, 2004

/SS-3

EXHIBIT 12.2

CERTIFICATION PURSUANT TO
SECTION 302 OF THE SARBANES OXLEY ACT OF 2002

I, Denis Duverne, Chief Financial Officer and a Member of the Management Board of AXA, certify that:

1.	I have reviewed this Annual Report on Form 20-F of AXA (the “Registrant”);
2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the periods covered by this report;
3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of,and for, the periods presented in this report;
4.

The Registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Registrant and we have:

  designed such disclosure controls and procedures, or caused such disclosure controls and procedures to bedesigned under our supervision, to ensure that material information relating to the Registrant, including its consolidatedsubsidiaries, is made known to us by others within those entities, particularly during the period in whichthis report is being prepared;
  evaluated the effectiveness of the Registrant’s disclosure controls and procedures and presented in this reportour conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the periodcovered by this report, based on such evaluation; and
  disclosed in this report any change in the Registrant’s internal control over financial reporting that occurred duringthe period covered by this annual report that has materially affected, or is reasonably likely to materially affect, the Registrant’s internal control over financial reporting; and

5.

The Registrant’s other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant’s auditors and to the audit committee of the Registrant’s board of directors (or persons performing the equivalent functions):

  all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant’s ability to record, process, summarize and report financial information ; and
  any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant’s internal control over financial reporting.

/s/ Denis Duverne Chief Financial Officer Member of the Management Board June 22, 2004

/SS-4