Form 20-F
AXA
filed 2005-06-22
CIK 898427

As filed with the Securities Commission on June 22, 2005

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2004

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

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of March 31, 2005 was: 1,909,548,432 Ordinary Shares of euro 2.29 nominal value per share, including 63,389,401 American Depositary Shares (as evidenced by American Depositary Receipts), each representing one Ordinary Share.

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

In this annual report and unless provided otherwise, the “Company” refers to AXA SA, a société anonyme organized under the laws of France which is the publicly traded parent company of the AXA Group, and “AXA”, “AXA Group” or “we” refers to the Company together its direct and indirect subsidiaries. The Company’s ordinary shares are referred to in this annual report as “Shares”, “ordinary shares”, or “AXA ordinary shares”. The principal trading market for the Company’s ordinary shares is the Premier Marché (continu A) of the Euronext Paris S.A., which we refer to in this annual report as “Euronext Paris” or the “ParisBourse”. The Company’s American Depositary Shares and American Depositary Receipts are referred to in this annual report as “ADSs” and “ADRs”, respectively.

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

This annual report includes AXA’s consolidated financial statements for the years ended December 31, 2004, 2003 and 2002 and as at December 31, 2004 and 2003. AXA’s consolidated financial statements, including the notes thereto, are included in “Item 18 – Financial Statements” and have been prepared in accordance with accounting principles generally accepted in France, which we refer to in this annual report as “French GAAP”. Unless noted otherwise, the financial information contained in this annual report is presented in accordance with French GAAP. French GAAP are based on requirements set forth in French law and in European regulations that are described in notes 1 and 2 to the consolidated financial statements. French GAAP differ significantly from accounting principles generally accepted in the United States of America, which we refer to in this annual report as “U.S. GAAP”. See notes 33 and 34 to the consolidated financial statements for a description of the significant differences between French GAAP and U.S. GAAP, a reconciliation of net income and shareholders’ equity from French GAAP to U.S. GAAP and additional U.S. GAAP disclosures.

Various amounts in this document are shown in millions for presentation purposes. Such amounts have been rounded and, accordingly, may not total. Rounding differences may also exist for percentages.

Exchange Rate Information

The Company publishes its consolidated financial statements in Euro (“Euro”, “euro” or €). Unless noted otherwise, all amounts in this annual report are expressed in Euro. The currency of the United States will be referred to as “US dollars” or “US$” or “$”. For historical exchange rate information, refer to “Item 3 – Key Information-Exchange Rate Information”. For a discussion of the impact of foreign currency fluctuations on AXA’s financial condition and results of operations, see “Item 5 – Operating and Financial Review and Prospects-Market Conditions in 2004”.

Special Note Regarding Forward-Looking Statements

This annual report and other publicly available documents concerning AXA may include, and AXA’s officers and representatives may from time to time make, statements which may constitute “forward looking statements” within the meaning of the U.S. Securities Litigation Reform Act of 1995. These statements are not historical facts but instead represent AXA’s belief regarding future events many of which, by their nature, are inherently uncertain and outside of AXA’s control.

These statements may address among other things, AXA’s financial condition, results of operations and business, including its strategy for growth, product development, regulatory approvals, market position, embedded value and reserves. All statements other than statements of historical facts are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements, including those discussed elsewhere in this annual report and in AXA’s other public filings, press releases, oral presentations and discussions. Forward-looking statements include, among other things, discussions concerning the potential exposure of AXA to market risks, as well as statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. Forward-looking statements in this annual report are identified by use of the following words and other similar expressions, among others:

– “anticipate”	– “would”
– “believe”	– “objectives”
– “outlook”	– “could”
– “probably”	– “estimate”
– “project”	– “expect”
– “risks”	– “goals”
– “seek”	– “intend”
– “should”	– “may”
– “target”	– “shall”

The following factors could affect the future results of operations of AXA and could cause those results to differ materially from those expressed in the forward-looking statements included in this annual report:

–	the intensity of competition from other financial institutions;
–	AXA’s experience with regard to mortality and morbidity trends, lapse rates and policy renewal levels relating to its life & savings operations, which also include health products;
–	the frequency, severity and development of property & casualty claims, including catastrophic events which are uncertain in nature, and policy renewal rates relating to AXA’s property & casualty business;
–	re-estimates of AXA’s reserves for future policy benefits and claims;
–	market risks related to (a) stock market prices, fluctuations in interest rates, and foreign currency exchange rates, (b) adverse changes in the economy in AXA’s major markets and other adverse developments that may affect the value of AXA’s investments and/or result in investment losses and default losses, (c) the use of derivatives and AXA’s ability to hedge such exposures effectively, and (d) counterparty credit risk;
–	AXA’s ability to develop, distribute and administer competitive products and services in a timely, cost-effective manner and its ability to develop information technology and management information systems to support strategic goals while continuing to control costs and expenses;
–	AXA’s visibility in the market place, the financial and claims-paying ability ratings of its insurance subsidiaries, as well as AXA’s credit rating and ability to access adequate financing to support its current and future business;
–	the effect of changes in laws and regulations on AXA’s businesses, including changes in tax laws affecting insurance (including annuity products) as well as operating income and changes in accounting and reporting practices;
–	the costs of defending litigation, the risk of unanticipated material adverse outcomes in such litigation and AXA’s exposure to other contingent liabilities;
–	terrorist attacks, events of war and their respective consequences;
–	adverse political developments around the world, particularly in the principal markets in which AXA and its subsidiaries operate;
–	the performance of others on whom AXA relies for distribution, investment management, reinsurance and other services; and
–	the effect of any pending or future mergers, acquisitions or disposals.

The above factors are in addition to those factors discussed elsewhere in this annual report including matters discussed under “Item 3 – Key Information – Risk Factors”; “Item 4 – Information on the Company”; “Item 5 –Operating and Financial Review and Prospects”; and “Item 11 – Quantitative and Qualitative Disclosures About Market Risk”.

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

PART I

Item 1: Identity of Directors, Senior Management and Advisors

Not applicable

Item 2: Offer Statistics and Expected Timetable

Not applicable

Item 3: Key Information

Selected Consolidated Financial Data

The selected historical consolidated financial data presented below have been derived from AXA’s consolidated financial statements and related notes for the years ended December 31, 2004, 2003, 2002, 2001, and 2000. The historical data set out below is only a summary. You should read it in conjunction with the consolidated financial statements and related notes for the years ended December 31, 2004, 2003, and 2002 (for statement of income) and as of December 31, 2004 and 2003 (for balance sheet) included elsewhere in this Annual Report.

AXA’s consolidated financial statements have been prepared in accordance with French GAAP. At January 1, 2001, new French Regulations became effective in respect of consolidated financial statements prepared by French insurance companies and groups (Regulation No. 2000-05 of the “Comité de la Réglementation Comptable”). Most of the accounting policies set forth in the new French Regulations were already in effect at AXA and, therefore, the adoption had limited impact to the consolidated operating results and financial position of AXA. The after-tax cumulative effect of the changes in French accounting principles was a charge of €593 million against consolidated shareholders’ equity at January 1, 2001, or a decrease of 2%. In addition, the new French Regulations prescribed certain presentational changes. Consequently, certain financial data under French GAAP presented in the tables below as of and for the year ended December 31, 2000 have been restated unless otherwise indicated. The French GAAP accounting policies arising from the adoption of the new French Regulations are described in notes 1 and 2 to the consolidated financial statements included elsewhere in this Annual Report.

French GAAP differs in certain material respects from U.S. GAAP. For a description of the material differences between French GAAP and U.S. GAAP relevant to AXA, please see “Item 5 – Operating and Financial Review and Prospects – Other Matters – Reconciliation of French GAAP to U.S. GAAP” and notes 33 and 34 to the consolidated financial statements included as Item 18 in this Annual Report.

AXA Insurance Holding in Japan and its subsidiaries use a financial year-end of September 30 and are consolidated as of and for the year ended September 30 in AXA’s consolidated financial statements.

				(in millions, except per ordinary share amounts)

	Years ended December 31,
	2004	2004	2003	2002	2001 (h)	2000 (g)
	(US $) (f)	(€)	(€)	(€)	(€)	(€)

Income Statement Data:

In accordance with French GAAP:

Gross premiums and financial services revenues	97,696	72,164	71,628	74,727	74,832	79,971

Net investment result(a)	34,606	25,562	26,935	(8,713)	(1,244)	14,811

Total revenues	132,365	97,773	98,883	65,632	73,233	94,342

Income before income tax expense(i)	6,995	5,167	2,587	2,597	1,721	9,176

Income tax expense	(1,857)	(1,372)	(536)	(426)	(45)	(2,773)

Minority interests	(435)	(243)	(368)	(321)	(385)	(2,124)

Equity in income (loss) from affiliated entities	102	76	41	23	17	(23)

Net income(i)	3,411	2,519	1,005	949	520	3,904

Net income per ordinary share and per ADS:(b) (d) (j)

– basic (adjusted)	1.85	1.37	0.56	0.54	0.30	2.53

– basic (as published)			0.57	0.55	0.30	2.57

– diluted (adjusted)	1.78	1.32	0.55	0.54	0.31	2.40

– diluted (as published)			0.56	0.55	0.32	2.44

In accordance with U.S. GAAP:

Gross premiums, net of reinsurance(c)	48,120	35,544	35,574	38,845	40,099	35,538

Income from continuing operations (before tax)	6,605	4,879	5,203	(1,125)	876	1,478

Income from continuing operations
(after tax and minority interest)	4,380	3,235	3,673	(2,588)	356	951

Income from discontinued operations (net of tax)(i)	–	–	–	–	–	192

Gain on sale of discontinued operation (net of tax)(i)	–	–	–	–	–	2,105

Net income	4,380	3,235	3,673	(2,588)	356	3,248

Net income per ordinary share:(b) (d) (j)

Basic

Income from continuing operations
(after tax and minority interest)	2.42	1.79	2.12	(1.52)	0.21	0.63

Net income	2.42	1.79	2.12	(1.52)	0.21	2.16

Diluted

Income from continuing operations
(after tax and minority interest)	2.34	1.73	2.06	(1.52)	0.21	0.62

Net income	2.34	1.73	2.06	(1.52)	0.21	2.10

Other data (non-GAAP):

Number of ordinary shares outstanding	–	1,908.4	1,778.1	1,762.2	1,734.2	1,664.9

Net dividend distribution (in currency millions)(e)	1,576	1,164	676	599	971	926

(in millions, except per ordinary share amounts)

			Years ended December 31,
	2004	2004	2003	2002	2001	2000
	(US $) (f)	(€)	(€)	(€)	(€)	(€)

Balance Sheet Data:

In accordance with French GAAP:

Total assets	651,125	480,961	449,233	444,657	485,599	486,513

Shareholders’ equity	35,412	26,157	23,401	23,711	24,780	24,322

Shareholders’ equity per ordinary share(b) (d)	18.6	13.7	13.2	13.5	14.3	14.6

In accordance with U.S. GAAP:

Total assets (i)	681,747	503,581	459,346	450,707	493,065	499,161

Shareholders’ equity	41,197	30,431	24,918	23,857	29,340	31,561

Shareholders’ equity per ordinary share(b) (d)	21.8	16.1	14.0	13.8	17.2	19.2

(a)	Includes investment income net of investment expenses and interest expense on short-term and long-term debt (other than interest expense relating to bank operating expenses of AXA’s other financial services operations), net realized investment gains and losses and net unrealized investment gains and losses on assets with financial risk borne by the policyholders (unit-linked) and on trading securities, including assets supporting the UK “With-Profit” business.
(b)	Under both French GAAP and U.S. GAAP (i) the calculation of net income per ordinary share is based on the weighted average number of ordinary shares outstanding for each period presented and (ii) shareholders’ equity per ordinary share is calculated based on the actual number of ordinary shares outstanding at each period-end presented. The U.S. GAAP calculations deduct ordinary shares held by AXA and its subsidiaries (that is, treasury shares) in the calculation of weighted average number of ordinary shares outstanding (for net income per ordinary share) and ordinary shares outstanding (for shareholders’ equity per ordinary share). The calculation of basic and diluted net income per ordinary share for each of the three years ended December 31, 2004 is presented in note 24 “Net Income per Ordinary Share” to AXA’s consolidated financial statements.
(c)	Gross premiums received from policyholders in respect of Life & Savings products classified as “universal life” or “investment contracts”, such as separate account (unit-linked) products, under U.S. GAAP, are recorded as revenue under French GAAP. Under U.S. GAAP, such amounts received are recorded as deposits, and only the policy-related fees charged to the policyholders for cost of insurance, administration, investment management, etc, are recorded as revenue.
(d)	Year 2000 financial data were restated to reflect the 4-for-1 stock split of AXA’s outstanding ordinary shares whereby the ratio between the AXA ordinary share and the ADS was changed from one AXA ADS representing one-half of an AXA ordinary share to one AXA ADS representing one AXA ordinary share, effective on May 16, 2001.
(e)	An annual dividend generally is paid each year in respect of the prior year after the annual ordinary general meeting of shareholders (customarily held in May or June) and before September of that year. Dividends are presented above in the year to which they relate not the year in which they are declared and paid. At the annual general meeting of shareholders of AXA held on April 20, 2005, the shareholders approved the declaration of a dividend in respect of 2004 of €0.61 per ordinary share. Dividends per ordinary share do not include any French avoir fiscal (or tax credit) which may be receivable from the French Treasury. In general, dividends per ordinary share are based on the number of ordinary shares outstanding at the end of the year for each year presented.
(f)	The financial data have been translated from Euro to U.S. dollars using the Euro Noon Buying Rate at December 31, 2004 of €1.00 = US$1.3538 (see “Exchange rate information”). These translations are solely for the convenience of the reader and should not be construed as representations that the converted amounts actually represent such U.S. dollar amounts or could have been (at the relevant date) converted into U.S. dollars at the rate indicated or at any other rate.
(g)	As a result of the sale of DLJ in 2000 and in accordance with U.S. GAAP accounting treatment and presentation of discontinued operations, the income statement data in accordance with U.S. GAAP for 2000 have been restated in respect of “total revenues” and “net income” from continuing operations. In respect of the balance sheet data in accordance with U.S. GAAP, “Total assets” data have been restated to include net assets of DLJ discontinued operations (which is reported as a single line item under total assets).
(h)	In 2001, “Income before income tax expense” excludes the amortization of goodwill, whereas in prior periods, it included the amortization of goodwill. Consequently, prior periods have been restated accordingly.
(i)	Financial data have been restated for the accounting for other-than-temporary decline in value for securities. See Note 33 to the consolidated financial statements for further information.
(j)	Following any significant capital increase with a stock price lower than the market price, such as ORAN conversion in July 2004, French GAAP require that average number of shares and consequently EPS over each period be restated to take into account an adjustment to neutralize this event which is similar to a free distribution of shares. This adjustment is not applicable under U.S. GAAP.

Exchange rate information

The year-end and average exchange rates used in the preparation of the consolidated financial statements, to translate into Euro the results of operations of its principal subsidiaries and affiliates that are not denominated in euro, are set out in the table below.

	Year End Exchange Rate			Average Exchange Rate
	2004	2003	2002	2004	2003	2002
	(€)	(€)	(€)	(€)	(€)	(€)

U.S. Dollar	0.73	0.79	0.95	0.80	0.88	1.06

Japanese Yen (a) (x100)	0.73	0.77	0.84	0.76	0.77	0.87

British Pound	1.42	1.42	1.54	1.47	1.45	1.59

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

Calendar period	U.S. dollar per euro
Average rate (a)

2000	0.9207

2001	0.8909

2002	0.9495

2003	1.1411

2004	1.2478

2005 (through May 31, 2005)	1.2912

(a)	The average of the Noon Buying Rates on the last business day of each full month during the relevant period.

The table below sets forth the high and low Euro Noon Buying Rates for the most recent six months through to May 2005.

	U.S. dollar per euro
Month
	High	Low

December 2004	1.3625	1.3224

January 2005	1.3476	1.2954

February 2005	1.3274	1.2773

March 2005	1.3465	1.2877

April 2005	1.3093	1.2819

May 2005	1.2936	1.2517

The Euro Noon Buying Rate on December 31, 2004 was €1.00 = US$ 1.3538.

Dividends

AXA pays dividends in Euro. Future dividends will depend on AXA’s earnings, financial condition and other factors. Proposals for dividend payments are made by the Management Board, subject to approval by the Supervisory Board and final approval by AXA’s shareholders at the ordinary annual general meeting of shareholders. Dividends paid to holders of ordinary shares and ADSs will generally be subject to French withholding tax at a rate of 25% which, subject to certain procedures and exceptions, may be reduced to 15% for holders who are residents of the United States. Certain holders of ordinary shares and ADSs were entitled to receive a subsequent payment equal to the French avoir fiscal (or tax credit) in an amount equal to 50% of any dividends paid by the Company, less applicable French withholding tax. This French avoir fiscal regulation ended in 2004. The following table sets forth the total dividends paid per ordinary share with respect to each year indicated, with or without the French avoir fiscal, and before deduction of any French withholding tax. Dividends paid in each year are in respect of the prior year’s results.

	Net dividend	Gross dividend

	per ordinary	per ordinary

Year	share	share (a)
	(euros)	(euros)

2000 (b) (c)	0.55	0.825

2001 (c)	0.56	0.84

2002 (d)	0.34	0.51

2003 (e)	0.38	0.57

2004 (f)	0.61	–

(a)	Payment equivalent to the French avoir fiscal or tax credit, less applicable French withholding tax, will be made only following receipt of a claim for such payment, and, in any event, not until after the close of the calendar year in which the respective dividends are paid. Certain US tax exempt holders of ordinary shares or ADSs will not be entitled to full payments of avoir fiscal. The French avoir fiscal regulation ended in 2004.
(b)	Restated to take account of the 4-for-1 stock split approved by the shareholders at the annual general meeting of shareholders held on May 9, 2001.
(c)	In 2000, dividends per ordinary share were based on the number of AXA ordinary shares outstanding at December 31, 2000 and also included the 4.9 million ordinary shares issued to the remaining minority interests in AXA Financial, Inc. following the completion of the merger of AXA Merger Corp. with and into AXA Financial, Inc. on January 2, 2001.
(d)	At the annual general meeting of shareholders of AXA held on April 30, 2003, the shareholders approved the declaration of a dividend in respect of 2002 of €0.34 per ordinary share, or €599 million in the aggregate based on the number of AXA ordinary shares outstanding at December 31, 2002.
(e)	At the annual general meeting of shareholders of AXA held on April 21, 2004, the shareholders approved the declaration of a dividend in respect of 2003 of €0.38 per ordinary share, or €676 million in the aggregate based on the number of AXA ordinary shares outstanding at December 31, 2003.
(f)	At the annual general meeting of shareholders of AXA held on April 20, 2005, the shareholders approved the declaration of a dividend in respect of 2004 of €0.61 per ordinary share, or €1,164 million in the aggregate based on the number of AXA ordinary shares outstanding at December 31, 2004. This dividend will give rise to a 50% tax credit for individuals whose fiscal residence is in France as of January 1, 2005, equal to 0.305 per share.

Following the 4-for-1 stock split approved at the annual general meeting held on May 9, 2001, one AXA ordinary share is equivalent to one AXA ADS and, therefore, dividend per ordinary share is equivalent to dividend per ADS information.

For information on AXA’s dividend policy, see “Item 8 - Financial Information” and “Item 10 - Additional Information - Dividends”.

Risk Factors

Risks relating to the financial markets

A decline or increased volatility in the securities markets may adversely affect our business and profitability

Fluctuations in the securities markets may adversely affect sales of our participating life insurance and pension products, mutual funds, asset management services and products with financial risk borne by the policyholders (unit linked), including variable annuity products and variable life products. In particular, protracted or steep declines in the stock or bond markets typically reduce the popularity of these products.

The level of volatility in the financial markets in which we invest and the overall investment returns earned in those markets substantially affect our profitability. Our investment returns, and thus our profitability, may be adversely affected from time to time by conditions affecting our specific investments and, more generally, by stock market, real estate market and other market fluctuations. Our ability to make a profit on insurance products and investment products, including fixed and guaranteed products, depends in part on the returns on investments supporting our obligations under these products and the value of specific investments may fluctuate substantially depending on the foregoing conditions. Certain types of insurance, reinsurance and investment products that we offer may expose us, in particular, to risks associated with fluctuations in financial markets, including interest sensitive or variable products such as guaranteed annuities or variable annuities which have crediting or other guaranteed rates or minimum benefits not necessarily related to prevailing market interest rates or investment returns on underlying assets.

In addition, the growth of our asset management business depends to a significant extent on factors such as investment returns and risk management. Poor performance in the financial markets, in general, may adversely impact the value of the assets we manage, as well as our ability to accumulate and retain those assets because clients may withdraw assets under management under these circumstances. These trends may, in turn, adversely impact the revenues and profits that we earn from management of those assets.

Losses due to defaults by others and impairment of our investment assets could negatively affect the value of our investments and reduce our profitability

Third parties that owe us money, securities or other assets may not pay or perform under their obligations. These parties include the issuers whose securities we hold in our investment portfolios, borrowers under the mortgage loans we make, customers, trading counterparties, counterparties under swap and other derivative contracts, clearing agents, exchanges, clearing houses and other financial intermediaries. These parties may default on their obligations to us due to bankruptcy, lack of liquidity, downturns in the economy or real estate values, operational failure or other reasons. Negative trends and investment climates in our major markets may result in an increase in investment impairments on our investment assets due to defaults, credit downgrades and overall declines in securities markets.

The default of a major market participant could disrupt the securities markets or clearance and settlement systems in our major markets, which could in turn cause market declines or volatility. A failure of a major market participant could also cause some clearance and settlement systems to assess members of that system or could lead to a chain of defaults that could adversely affect us. For risks relating to defaults by reinsurers and retrocessionaires to which we have ceded risks, see “Risks relating to the nature of our business and the environment in which we operate – Reinsurance may not be adequate to protect us against losses and we may incur losses due to the inability of our reinsurers to meet their obligations.”

Interest rate volatility may adversely affect our profitability

During periods of declining interest rates, life insurance and annuity products may be relatively more attractive to consumers, resulting in increased premium payments on products with flexible premium features, and a higher percentage of insurance policies remaining in force from year-to-year. During a low interest rate period, such as the current environment, our investment earnings may be lower because the interest earnings on our fixed income investments will likely have declined in parallel with market interest rates. In addition, mortgages and fixed maturities in our investment portfolios will be more likely to be prepaid or redeemed as borrowers seek to borrow at lower interest rates. Consequently, we may be required to reinvest the proceeds in securities bearing lower interest rates. Accordingly, during periods of declining interest rates, our profitability may suffer as the result of a decrease in the spread between interest rates credited to policyholders and returns on our investment portfolio.

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

Fluctuations in currency exchange rates may affect our reported earnings

AXA publishes its consolidated financial statements in Euro. For the year ended December 31, 2004, approximately 49% of AXA’s gross premiums and financial services revenues and 54% of AXA’s benefits, claims and other deductions were denominated in currencies other than the Euro, primarily U.S. dollars, pounds sterling, Japanese yen and Australian dollars (2003: 51% and 58%, respectively).

AXA’s obligations are denominated either in Euro or other currencies, the value of which is subject to foreign currency exchange rate fluctuations. Approximately €121 million of the cash dividends received by the Company in 2004 were paid in currencies other than the Euro (2003: €250 million). In 2004, approximately €191 million and

€437 million of interest payments in currencies other than the Euro were made by the Company and AXA, respectively (2003: €161 million and €451 million, respectively).

While AXA seeks to manage its exposure to foreign currency fluctuations through hedging, fluctuations in the exchange rates used to translate these currencies into Euro may have a significant impact on AXA’s reported results of operations and on cash flows available to the Company from year to year.

Risks relating to the nature of our business and the environment in which we operate

If our established reserves for our Property & Casualty and international insurance businesses are insufficient our earnings will be adversely affected

In accordance with industry practice and accounting and regulatory requirements, we establish reserves for claims and claims expenses related to our Property & Casualty and international insurance businesses. These reserves are not discounted unless final settlement has been agreed and the payments are generally fixed over a period of time. Reserves do not represent an exact calculation of liability, but instead represent estimates, generally using actuarial projection techniques at a given accounting date. These reserve estimates are expectations of what the ultimate settlement and administration of claims will cost based on our assessment of facts and circumstances then known, review of historical settlement patterns, estimates of trends in claims severity, frequency, legal theories of liability and other factors. The process of estimating the insurance claims reserves is based on information available at the time the reserves are originally established. However, claims reserves are subject to change due to the number of variables which affect the ultimate cost of claims, such as:

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
  judicial trends;
  expenses incurred in resolving claims;
  regulatory and legislative changes;
  changes in economic condition, including inflation and foreign currency fluctuations; and
  changes in costs of repairs and medical costs.

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

For example, there is a high degree of uncertainty with respect to future exposure from asbestos claims because of significant issues surrounding the liabilities of insurers, diverging legal interpretations and judgments in different jurisdictions and more aggressive asbestos related litigation, particularly in the U.S. These uncertainties include the extent of coverage under insurance policies, whether or not particular claims are subject to an aggregate limit, the number of occurrences involved in particular claims and new theories of insured and insurer liability. We have established reserves for insurance and reinsurance contracts related to environmental pollution and asbestos at December 31, 2004, which represent our best estimate of ultimate claims exposure at December 31, 2004 based on known facts and current law. However, given uncertainties surrounding asbestos related claims, we cannot assure you that ultimate losses will not materially exceed our claims reserves and have a material adverse effect on our earnings. For additional information, see “Environmental Pollution, Asbestos and other Exposures” in note 15 to AXA’s consolidated financial statements included in Item 18 of this Annual Report.

The claims experience on our Life and Savings businesses could be inconsistent with the assumptions we use to price our products and establish our reserves and adversely affect our earnings

In our Life & Savings businesses our earnings also depend significantly upon the extent to which our actual claims experience is consistent with the assumptions we use in setting the prices for our products and establishing the liabilities for obligations for technical provisions and claims. AXA uses both its own experience and industry data to develop estimates of future policy benefits including information used in pricing the insurance products and establishing the related actuarial liabilities. However, there can be no assurance that actual experience will match these estimates. To the extent that our actual benefits paid to policyholders is less favorable than the underlying assumptions used in initially establishing the future policy benefit reserves, or events or trends cause us to change the underlying assumptions, we may be required to increase our liabilities, which may reduce our net income. For example, certain variable annuity products issued or reinsured by certain of our subsidiaries contain guaranteed minimum death benefit (“GMDB”) and guaranteed minimum income benefit (“GMIB”) features. The determination of GMDB and GMIB liabilities is based on models which involve numerous estimates and subjective judgments, including those regarding expected market rates of return and volatility, GMIB election rates, contract surrender rates and mortality experience. Determination of liabilities for our other lines of Life & Savings business, such as our annuity business, as well as our disability income business, also involve numerous assumptions and subjective judgments as to mortality and morbidity experience, investment returns, expenses, policy surrender rates, policy lapse rates, and other matters. There can be no assurance that ultimate actual experience on these products will not differ, upwards or downwards, from management’s estimates. In addition, certain acquisition costs related to the sale of new policies and the purchase of policies already in force have been recorded as assets on our balance sheet and are being amortized into income over time. If the assumptions relating to various factors including the future profitability of these policies (such as future claims, investment income and expenses) and policy lapses and surrenders are not realized, the amortization of these costs could be accelerated and may even require write-offs due to unrecoverability. These factors could have a material adverse effect on our business, results of operations and financial condition.

Our financial results may be materially adversely affected by the occurrence of catastrophes

As with other Property & Casualty insurers and reinsurers, our operating results and financial condition can be adversely affected by volatile and unpredictable natural and man-made disasters, such as hurricanes, windstorms, earthquakes, riots, fires and explosions. Over the past several years, changing weather patterns and climatic conditions, such as global warming, have added to the unpredictability and frequency of natural disasters in certain parts of the world and created additional uncertainty as to future trends and exposures. We generally seek to reduce our exposure to these events through individual risk selection, monitoring risk accumulation and purchase of reinsurance. We have experienced in the past, and could experience in the future, material losses from such disasters and catastrophic events, which could have a material adverse effect on our financial position and results of operations.

A downgrade in the claims paying and financial strength ratings of AXA could adversely impact our business and results of operations

Claims paying and financial strength ratings have become an increasingly important factor in establishing the competitive position of insurance companies. The ratings held by AXA and its principal insurance subsidiaries are set forth in Item 4 – Ratings of this Annual Report. Rating agencies review their ratings periodically and our current ratings may not be maintained in the future. A downgrade in these ratings could adversely affect our business and results of operations including through a reduction in the number of new insurance policies that we write and/or an increase in surrender or termination of policies already in-force. A downgrade in our rating may also adversely affect our cost of raising capital.

Reinsurance may not be adequate to protect us against losses and we may incur losses due to the inability of our reinsurers to meet their obligations

In the normal course of business, AXA seeks to reduce the loss that may arise from catastrophes or other events that cause unfavorable underwriting results through reinsurance. Under the reinsurance arrangements, other insurers assume a portion of the losses and related expenses; however, we remain liable as the direct insurer on all risks reinsured. Consequently, ceded reinsurance arrangements do not eliminate our obligation to pay claims and we are subject to our reinsurers’ credit risk with respect to our ability to recover amounts due from them. Although we evaluate periodically the financial condition of our reinsurers to minimize our exposure to significant losses from reinsurer insolvencies, our reinsurers may become financially unsound by the time their financial obligation becomes due. The inability of any reinsurer to meet its financial obligations to us could negatively impact our results of operations.

In addition, the availability, amount and cost of reinsurance depends on general market conditions and may vary significantly. Reinsurance may not be available to us in the future at commercially reasonable rates and any decrease in the amount of our reinsurance will increase our risk of loss.

Elimination of tax benefits for our products and other changes in laws and regulations may adversely affect sales of our insurance and investment advisory products

Changes to tax laws may affect the attractiveness of certain of our products, which currently have favorable tax treatment. From time to time, governments in the jurisdictions in which we do business, including in France and the United States, have considered or implemented proposals for tax law changes that could adversely affect our products. These proposals have included, for example, proposals to tax the undistributed increase in value of life insurance policies or similar proposals that affect the tax-favored status of life insurance products in certain jurisdictions. In addition, legislation enacted in the United States in the spring of 2001 increased the size of estates exempt from the federal estate tax, phasing in reductions in the estate tax rate between 2002 and 2009 and repealing the estate tax entirely in 2010. Under the legislation, however, the estate tax will be reinstated, without the increased exemption or reduced rate, in 2011 and thereafter. This legislation, and possible future changes to it such as extending or making permanent such repeal, could have a negative impact on the sales of estate planning products by U.S. life insurance companies including our U.S. subsidiaries. The enactment of these or other types of or other tax legislation in the various countries where we operate including proposals in the U.S. to create or favor alternative tax-favored long term savings vehicles, could result in a significant reduction in sales of our currently tax-favored products.

The Property & Casualty insurance business is cyclical, which may impact our results

The Property & Casualty insurance business is cyclical. Although no two cycles are the same, these cycles have typically lasted for periods ranging from two to six years. Periods of intense price competition due to excessive underwriting capacity, periods when shortages of underwriting capacity permit more favorable rate levels, consequent fluctuations in underwriting results and the occurrence of other losses characterize the conditions in these markets. Historically, Property & Casualty insurers have experienced significant fluctuations in operating results due to volatile and sometimes unpredictable developments, many of which are beyond the direct control of the insurer, including competition, frequency of occurrence or severity of catastrophic events, levels of capacity, general economic conditions and other factors. This may cause a decline in revenues at times in the cycle if we choose not to reduce our Property & Casualty product prices in order to maintain our market position because of the adverse effect on profitability of such a price reduction. We can be expected therefore to experience the effects of such cyclicality and changes in customer expectations of appropriate premium levels, the frequency or severity of claims or other loss events, or other factors affecting the Property & Casualty insurance business on the segments on which we operate that, generally, could have an adverse effect on our results of operations and financial condition.

Our business is subject to extensive regulation in the various countries where we operate and changes in existing, or new, government regulations in these countries may have an adverse effect on our business, financial conditions or results of operations

We are subject to detailed and comprehensive regulation and supervision in all the jurisdictions in which we transact business. Our insurance operations are subject to insurance laws and regulations, which are generally intended to protect policyholders, not our shareholders. Changes in existing insurance laws and regulations may materially affect the way in which we conduct our business and the products we may offer. In addition, changes in pension and employee benefit regulation, social security regulation, financial services regulation, taxation and the regulation of securities products and transactions may also adversely affect our ability to sell new policies or our claims exposure on existing policies. Our asset management operations are also subject to extensive regulation in the various jurisdictions where they operate. These regulations are primarily intended to protect investors in the securities markets or investment advisory clients and generally grant supervisory authorities broad administrative powers. Changes to these laws and regulations may adversely affect our asset management operations. We are also subject to increasing regulations at the consolidated Group level under various laws and regulations such as capital adequacy, intra-group transactions, “double-gearing” of capital at both the holding company and operating company levels.

We are faced with significant compliance challenges due to the fact that our regulatory environment is evolving rapidly and our supervisory authorities are assuming an increasingly active role in interpreting and enforcing regulations. We have been and may become in the future subject to regulatory investigations which, together with the civil actions often following these investigations, may affect our image, brand, relations with regulators and/or results of operations.

For a discussion of regulations which affect our business, please see Item 4 “Information on the Company –Additional Factors which may affect AXA’s Business.” We cannot predict with any certainty the effect that any change in applicable laws or regulations or in their interpretation or enforcement, or any enactment of future regulation may have on the business, financial condition or results of operations of our various businesses whether by restructuring these activities, imposing increased costs or otherwise.

Certain business practices of the insurance industry have become the subject of regulatory investigations which have resulted in negative publicity and may have a material adverse impact on the industry and us

Recently, the insurance industry has been the subject of litigation, investigations and regulatory activity by various insurance, governmental and enforcement authorities concerning practices within the insurance industry. These practices include the payment of contingent commissions by insurance companies to insurance brokers and agents and the extent to which such compensation has been disclosed, the solicitation and provision of fictitious or inflated quotes, the use of inducements to brokers or companies in the sale of group insurance products, and the accounting treatment of finite reinsurance or other non-traditional or loss-mitigation insurance products. AXA Re has received subpoenas, inquiries and requests for documents and other information from the SEC, New York Attorney General, Federal Bureau of Investigations / Department of Justice and various other U.S. regulators and law enforcement authorities seeking information relating to (i) specific reinsurance transactions with MBIA concerning the 1998 bankruptcy of Allegheny Health, Education and Research Foundation, and (ii) the purchase and/or sale of non-traditional products (including finite reinsurance) by AXA Re and its affiliates. Certain of the Company’s other subsidiaries with operations in the United States have also received subpoenas, inquiries and requests for documents or other information, principally focussed on purchases and/or sales of non-traditional products (including finite reinsurance), in connection with these on-going investigations. We cannot predict at this time the effect that current litigation, investigations and regulatory activity, will have on the insurance industry or our business. It is possible that we may become subject to investigations or have lawsuits filed against us in connection with these matters which may adversely affect our image, sales, earnings or financial condition.

We are involved in various legal proceedings and regulatory investigations and examinations and may be involved in more in the future, any one or combination of which could have a material adverse effect on our financial condition and results of operations

We have been named as defendants in lawsuits (both class action and individual), are subject to regulatory investigations or examinations and/or are involved in similar actions or proceedings arising in the various jurisdictions where they do business. These actions arise in various contexts including in connection with our activities as an insurer, securities issuer, employer, investment advisor, investor and taxpayer. Certain of these lawsuits and investigations seek significant or unspecified amounts of damages, including punitive damages, and certain of the regulatory authorities involved in these investigations have very substantial powers over the conduct and operations of our business.

Due to the nature of certain of these lawsuits and investigations, we cannot make an estimate of loss or predict with any certainty the potential impact of these suits or investigations on our business, financial condition or results of operations. Please see Item 18, Note 28 – “Litigation” and Item 4 “Information on the Company –Additional Factors which may affect AXA’s Business” of this Annual Report for additional information on these matters.

We face increased competition in all of our business lines including in the global financial services industry as a result of continuing consolidation

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

Increased geopolitical risks following the terrorist attacks on the United States and any future terrorist attacks may have a continuing negative impact on certain of our businesses

We cannot assess with any degree of certainty the future effects on our businesses of terrorist attacks that have occurred and may occur in the future throughout the world and other responsive actions, including war.

The terrorist attacks and responsive actions in recent years have significantly adversely affected general economic, financial market and political conditions, increasing many of the risks in our businesses noted in the previous risk factors. This may have a negative effect on our businesses and results of operations over time. Our general account investment portfolios include investments in industries that we believe may be adversely affected by the terrorist attacks and responsive actions, including airlines, lodging and entertainment companies and non-life insurance companies. The effect of these events on the valuation of these investments is uncertain and could lead to impairments due to other-than-temporary declines in the value of investments. The cost, and possibly, the availability, in the future of reinsurance covering terrorist attacks for our various insurance operations is uncertain. In addition, the rating agencies could reexamine the ratings affecting the insurance industry generally, including our companies.

As a global business, we are exposed to different local political, regulatory, economic conditions, business risks and challenges which may affect the demand for our products and services, the value of our investments portfolio and the credit quality of local counterparties

We offer our products and services in Europe, North America, the Asia/Pacific zone, the Middle East and Africa through wholly-owned and majority-owned subsidiaries, joint ventures, companies in which we hold a noncontrolling equity stake, agents and independent contractors. Our international operations expose us to different local political, regulatory, business and financial risks and challenges which may affect the demand for our products and services, the value of our investment portfolio, the required levels of our capital and surplus, and the credit quality of local counterparties. These risks include, for example, political, social or economic instability in countries in which we operate, fluctuations in foreign currency exchange rates, credit risks of our local borrowers and counterparties, lack of local business experience in certain markets, risks associated with the exposure to insurance industry insolvencies through policyholder guarantee funds or similar mechanisms set up in foreign markets and, in certain cases, risks associated with the potential incompatibility with foreign partners, especially in countries in which we are conducting business through entities we do not control.

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

Finally, our results of operations and financial condition may be materially affected from time to time by the general economic conditions such as the levels of employment, consumer lending or inflation, in the countries in which we operate.

Inadequate or failed processes or systems, human factors or external events may adversely affect our profitability, reputation or operational effectiveness

Operational risk is inherent in our business and can manifest itself in various ways including business interruption, poor vendor performance, information systems malfunctions or failures, regulatory breaches, human errors, employee misconduct, and/or external fraud. These events can potentially result in financial loss, harm to our reputation and/or hinder our operational effectiveness. Management attempts to control these risks and keep operational risk at appropriate levels by maintaining a sound and well controlled environment in light of the characteristics of our business, the markets and regulatory environment in which we operate. Notwithstanding these control measures, operation risk is part of the business environment in which we operate and we may incur losses from time to time due to these types or risks.

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

We expect that dividends received from subsidiaries will continue to cover our operating expenses, including (i) interest payments on our outstanding financing, operating and subordinated debt and (ii) dividend payments with respect to our outstanding ordinary shares during each of the next three years. We expect that future acquisitions and strategic investments will be funded from available cash flow remaining after payment of dividends and operating expenses (including interest expense), cash on hand from previous securities offerings, proceeds of future offerings of securities, and proceeds from the sale of non-core assets. Certain of our significant subsidiaries, including AXA France Assurance, AXA Financial, AXA UK Holdings, AXA Japan, AXA Asia Pacific Holdings, and AXA Germany, are also holding companies and are dependent on dividends from their own subsidiaries for funds to meet their obligations.

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

Our French GAAP results may differ significantly from our U.S. GAAP results

The Company’s primary financial statements are in French GAAP until December 31, 2004, after which the Company will report its financial statements according to IFRS. For purposes of its listing on the NYSE, the Company reconciles its French GAAP annual financial results to U.S. GAAP each year. There are significant differences between French GAAP and U.S. GAAP which lead to different results under the two systems of accounting. Differences in AXA’s consolidated French GAAP and U.S. GAAP results have been significant over the last several years. In 2004, the most significant differences related primarily to differing rules with respect to treatment of goodwill, impairments for “other-than-temporary” declines in the value of fixed maturity and equity securities, recoverability of deferred tax assets, valuation of holdings in mutual funds, the accounting for derivatives instruments in hedging activities and the accounting for UK “With-Profits” contracts.

Our transition to international accounting standards may affect our operating results

Due to the adoption by the European Union’s Council of a regulation, effective on January 1, 2005, requiring listed European companies to prepare consolidated financial statements in accordance with International Financial

Reporting Standards (“IFRS”), we are currently converting our accounting standards from French GAAP into IFRS, as described in note 34 (m) included in Item 18 of this Annual Report. While we do not believe that this transition to IFRS will have a material adverse effect on our reported financial condition or results of operations, there are various significant differences between French GAAP and IFRS.

On June 21, 2005 AXA announced its 2004 financial results under IFRS. Under IFRS, AXA's net income for the year ended December 31, 2004 was € 3.8 billion (compared to € 2.5 billion under French GAAP) and its shareholders equity was €28.5 billion ( compared to € 26.2 billion under French GAAP). AXA's June 21 IFRS press release has been filed with the SEC on a Form 6-K and is available on the SEC's EDGAR website (www.sec.gov).

Compliance with the Sarbanes-Oxley act entails significant expenditure and managerial attention, and non-compliance with the Sarbanes-Oxley act may adversely affect us

The US Sarbanes-Oxley Act of 2002 that became law in July 2002 and rules subsequently implemented by the SEC and the NYSE require changes to some of our accounting and corporate governance practices, including the requirement that we issue, for the year ending December 31, 2006 and future years, a report on our internal controls over financial reporting as required by Section 404 of the Sarbanes-Oxley Act. We expect that compliance with the new rules and regulations will continue to require significant management attention and will result in increased accounting, legal and other costs. In addition, because Section 404 of the Sarbanes-Oxley Act requires our auditors to audit and issue a report on our internal controls over financial reporting, undertaking significant IT, internal restructuring, corporate development or other initiatives that may affect our internal control environment, may become more difficult and/or costly, particularly during periods when our internal controls over financial reporting are undergoing audit. This may have an adverse effect on our business and/or our ability to compete with our competitors who are not subject to the Sarbanes-Oxley Act. We cannot predict the outcome of the Section 404 process and whether changes will be required to our internal controls. In the event we are unable to maintain or achieve Compliance with Section 404 and other provisions of the Sarbanes-Oxley Act and related rules, it may have a material adverse effect on us.

Our acquisitions may divert management attention and other resources and involve risks of undisclosed liabilities and integration issues

In recent years we have completed a number of acquisitions around the world and we may make further acquisitions in the future. Growth by acquisition involves risks that could adversely affect our operating results, including the substantial amount of management time that may be diverted from operations to pursue and complete acquisitions, difficulties in managing and integrating the additional operations and personnel of acquired companies, significant delays in completing the integration of acquired companies and the potential loss of key employees or customers of these companies. In connection with certain of our mergers and acquisitions, we have experienced difficulties in rationalizing and integrating multiple information technology (“IT”) systems of acquired companies, including accounting information systems from different vendors such as general ledger packages, with our existing IT systems. Integration and rationalization of multiple and sometimes outdated IT systems in acquired companies may cause various issues including delay and unforeseen costs in the integration process, the necessity for extensive management attention and resources, as well as issues in the timely production of financial information required for inclusion in consolidated financial statements prepared on a local GAAP, French GAAP, IFRS and/or U.S. GAAP basis. Our acquisitions could also result in the incurrence of additional indebtedness, costs, contingent liabilities and amortization expenses related to goodwill and other intangible assets, all of which could materially adversely affect our businesses, financial condition and results of operations. Future acquisitions may also have a dilutive effect on the ownership and voting percentages of existing shareholders.

The businesses we have acquired include life & savings, property & casualty insurance, asset management and retail banking operations. There could be unforeseen liabilities that arise out of the businesses we have acquired and may acquire in the future which may not be covered by, or exceed the amount of, the indemnification obligations of sellers.

We may have contingent liabilities from discontinued, divested and run-off businesses and may incur other off-balance sheet liabilities that may result in income statement charges

We may from time to time retain insurance or reinsurance obligations and other contingent liabilities in connection with our divestiture, liquidation or run-off of various businesses and our reserves for these obligations and liabilities may prove to be inadequate. The costs and liabilities associated with the divested and run-off businesses and other contingent liabilities could cause us to take additional charges that could be material to our results of operations. We may also from time to time in the course of our business give guarantees and enter into derivative and other types of off balance sheet transactions that could result in income statement charges. For additional information, see note 26, “Off Balance Sheet Commitments” and also note 25 “Financial Instruments”, to AXA’s consolidated financial statements included in Item 18 of this Annual Report.

The failure to maintain and modernize our information systems could adversely affect our business

Our business depends significantly on effective information systems, and we have many different information systems for our various businesses. We must commit significant resources to maintain, enhance our existing information systems and develop new ones in order to keep pace with the continuing changes in the information technology, evolving industry and regulatory standards and changing customer preferences. If we do not maintain adequate information systems we may not be able to gather and rely on adequate information to base our pricing, underwriting and reserving decisions. We may also have difficulties to attract new customers and may loose existing ones. In addition, underperforming information systems could cause us to become subject to a higher number of customer, provider and agent disputes, may increase our litigation and regulations exposure and make us incur higher administrative expenses, including remediation costs.

Significant shareholders of AXA may have interests conflicting with your interests

The Mutuelles AXA, three French mutual insurance companies, acting as a group, owned at February 28, 2005, directly and indirectly through FINAXA, a holding company they control, approximately 20.34% of the issued ordinary shares of AXA representing approximately 32.20% of its voting power. Most of the shares owned by the Mutuelles AXA have double voting rights pursuant to the provisions of AXA’s statuts, see “Item 10 – Additional Information – Certain Rights of AXA’s shareholders – Voting Rights” of this Annual Report. The Mutuelles AXA are parties to agreements pursuant to which they have stated their intention to collectively exercise majority control over Finaxa. On April 19, 2005, the Supervisory Board of AXA and the Board of Directors of FINAXA announced their intention to merge FINAXA into AXA. Following the merger, Mutuelles AXA, which currently own 2.72% of AXA outstanding shares representing 4.38% of AXA voting rights and 71.69% of FINAXA outstanding shares representing 80.53% of FINAXA voting rights, would become the principal AXA shareholder, holding less than 14% of AXA ordinary shares representing less than 23% of voting rights. It is expected that the merger will be presented to both AXA and FINAXA shareholders for approval before the end of 2005. Given the long-term nature of their relationship with AXA, we cannot assure you that the interests of the Mutuelles AXA will not, from time to time, conflict with your interests as a shareholder. For example, even though the Mutuelles do not hold a majority of the total voting power in AXA, a decision by the Mutuelles AXA to decline or deter a future offer to acquire control of AXA, which other shareholders may find attractive, may prevent other shareholders from realizing a control premium for their AXA ordinary shares or ADRs. The Mutuelles AXA may decide to increase their interest in AXA or to sell all or a portion of the ordinary shares they own at some future date.

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

In addition, the depositary and AXA only have the obligation to participate in any action, suit or other proceeding with respect to the AXA ADSs which may involve them in expense or liability only if they are indemnified. These provisions of the deposit agreement will limit the ability of holders of AXA ADSs to obtain recourse if AXA or the depositary fails to meet their obligations under the deposit agreement or if they wish to involve AXA or the depositary in a legal proceeding.

The holders of AXA ADSs in the United States may not be able to participate in offerings of rights, warrants or similar securities to holders of our ordinary shares on the same terms and conditions as our ordinary shareholders

In the event that we offer rights, warrants or similar securities to the holders of our ordinary shares or distribute a dividend payable, in whole or in part, in securities, the Deposit Agreement provides that the Depositary (after consultation with AXA) shall have discretion as to the procedure to be followed in making such rights or other securities available to ADR holders including disposing of such rights or other securities and distributing the net proceeds in U.S. dollars to ADR holders. Given the significant number of AXA’s ADR holders in the U.S., AXA generally would be required to register with the SEC any public offering of rights, warrants or other securities made to its U.S. ADR holders unless an exemption from the registration requirements of the U.S. securities laws is available. Registering such an offering with the SEC can be a lengthy process which may be inconsistent with the timetable for a global capital raising operation. Consequently, we have in the past and may in the future elect not to make such an offer in the United States, including to our ADR holders in the United States but rather to conduct such an offering in an “offshore” transaction in accordance with Regulation “S” under the Securities Act of 1933. Consequently, there can be no assurance that our ADR holders will be able to participate in such an offering in the same manner as our ordinary shareholders.

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
  hedging activities on our shares;
  a downgrade or rumored downgrade of our credit or financial strength ratings, including placement on credit watch;
  potential litigation involving us, the insurance or asset management industries generally;
  changes in financial estimates and recommendations by securities research analysts;

  fluctuations in foreign exchange rates and interest rates;
  the performance of other companies in the financial services’ sector;
  regulatory developments in the principal markets in which we operate;
  international political and economic conditions, including the effects of terrorist attacks, military operations and other developments stemming from such events and the uncertainty related to these developments; and
  general economic and market conditions.

As a “foreign private issuer” in the U.S., AXA is exempt from a number of rules under the U.S. securities laws and is permitted to file less information with the SEC

As a “foreign private issuer,” AXA is exempt from rules under the U.S. Securities Exchange Act of 1934 (the “Exchange Act”) that impose certain disclosure and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, AXA’s officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of AXA ordinary shares and ADRs. Moreover, AXA is not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act, nor is it required to comply with Regulation FD, which restricts the selective disclosure of material information. Accordingly, there may be less information concerning AXA publicly available than there is for U.S. public companies.

Judgments of U.S. courts may not be enforceable against us

Judgment of U.S. courts, including those predicated on the civil liability provisions of the Federal securities laws of the United States, may not be enforceable in French courts. As a result, our shareholders who obtain a judgment against us in the United States may not be able to require us to pay the amount of the judgment.

Item 4: Information on the Company

Introduction

The Company is a French “société anonyme à directoire et conseil de surveillance” (a form of limited liability company) with a Management Board and a Supervisory Board. The Company’s headquarters are located at 25 Avenue Matignon, 75008 Paris, France and its telephone number is (331) 40 75 57 00. For information on AXA’s principal trading markets for its ordinary shares and ADSs, see “Item 9 – The Offer and Listing” included elsewhere in this Annual Report. The founding predecessor of AXA was organized under the laws of France in 1852. The Company’s corporate existence will continue, subject to dissolution or prolongation until December 31, 2059.

Recent developments

On April 19, 2005, the Supervisory Board of AXA and the Board of Directors of FINAXA announced their intention to merge FINAXA into AXA. Each Board appointed (a) a committee of independent directors to evaluate the transaction and make a recommendation to its Board on the appropriate exchange ratio between FINAXA and AXA ordinary shares and (b) UBS and HSBC CCF to act as independent experts respectively for FINAXA and AXA and render fairness opinions on the exchange ratio. It is expected that the terms and conditions of the contemplated merger will be approved by each Board by the end of June 2005 and presented to both AXA and FINAXA shareholders for approval before the end of 2005. This merger would simplify the shareholding structure of the AXA Group and increase the proportion of AXA ordinary shares publicly traded. AXA would also become the owner of its trademark which is currently licensed to it by FINAXA. FINAXA currently has 75,591,703 ordinary shares outstanding1 (77,693,701 ordinary shares on a fully diluted basis assuming exercise of all outstanding stock options and conversion of all convertible securities) all of which will be exchanged for AXA ordinary shares upon consummation of the merger. The Mutuelles AXA and FINAXA currently own 20.35% of AXA’s outstanding ordinary shares and 32.20% of AXA’s voting rights. Following the consummation of the merger, Mutuelles AXA, which currently own 2.72% of AXA outstanding shares representing 4.38% of AXA voting rights and 71.69% of FINAXA outstanding shares (69.75% on a fully diluted basis2) representing 80.53% of FINAXA voting rights (79.18% on a fully diluted basis3), would become the principal AXA shareholder, holding less than 14% of AXA ordinary shares representing less than 23% of AXA voting rights.

For a description of significant acquisitions and disposals undertaken by AXA see Item 5, “Operating and Financial Review and Prospects – December 2004 operating highlights” and note 4, “Business Combinations”, and note 20 “Net Investment Result” to the consolidated financial statements included under Item 18 of this Annual Report.

For information relating to the ownership structure of the Group, see “Item 7 – Major Shareholders and Related Party Transactions”, included elsewhere in this Annual Report.

General Information

The Company is the holding company for AXA, a worldwide leader in financial protection and asset management, with consolidated gross revenues of €72.2 billion for the year ended December 31, 2004 and total assets under management as at December 31, 2004 of €868.6 billion, including assets managed on behalf of third party clients in an aggregate amount of €445.9 billion. Based on available information at December 31, 2003 and taking into account banking companies engaged in the asset management business, AXA was the world’s 7th largest asset manager including, with total assets under management of €774.6 billion.

AXA operates primarily in Western Europe, North America and the Asia Pacific region and, to a lesser extent, in other regions including in particular the Middle East and Africa. AXA has five operating business segments: Life & Savings, Property & Casualty, International Insurance (including reinsurance), Asset Management, and Other Financial Services. In addition, various holding companies within the AXA Group conduct certain non-operating activities.

(1)	Before payment of the dividend of FINAXA in FINAXA shares, as the case may be.
(2)	Idem.
(3)	Idem.

AXA’s Vision and Strategy

AXA aims to be the world “best-in-class” in financial protection and wealth management.

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

In realizing its vision, AXA strives to fulfill the needs of its three principal stakeholders:

1.	Clients: AXA seeks to address the needs of individual clients, as well as the needs of small to medium-sized companies, either directly or through proprietary and third party distribution channels. AXA also serves institutional and large corporate clients by leveraging strong market positions. AXA answers the needs of these clients by offering competitive advice, products and service.
2.	Shareholders: AXA aims to provide its shareholders with attractive total returns, derived from steady growth in earnings per share and embedded value under normal market conditions. AXA is also developing strong corporate governance policies and transparency in order to build long-term confidence with its shareholders.
3.	Employees and sales associates: AXA values professionalism, innovation, pragmatism, team spirit and integrity. AXA aims at attracting employees in each local market by providing competitive compensation, training, coaching and mobility, and seeks to be one of the most attractive companies to work for in the global financial services industry.

To meet its objectives, AXA has a strategy of disciplined focus both on geography and on operational performance, namely:

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
2.	Continued focus on operational efficiency, as set out below:
	–	Enhanced organic growth – Financial advice, backed by an enlarged product and service; higher service quality and client satisfaction; continued training and resources for AXA’s captive distribution forces; and the expansion of third-party distribution channels.
	–	Improved margins and productivity – Group-wide optimization and standardization of core processes such as underwriting and claims handling; consolidation and leveraging of group-wide resources such as developments in information technology, global procurement, resources and platforms.
	–	Continuous focus on human resources – By promoting its values, developing skills and motivation, AXA strives to attract, develop and reward talent in its core activities.

AXA Group: Simplified Organization Chart as at December 31, 2004

Set forth below is a simplified organization chart of AXA as at December 31, 2004. For additional information, please see note 3 “Principal Subsidiaries and Companies accounted for under the equity method” to the consolidated financial statements.

Please note that the percentage on the left represents the economic interest and the percentage on the right represents the percentage of voting rights.

(a)	Holding Company that owns AXA Equitable Life Insurance Company.
(b)	Holding Company that owns MONY Life Insurance Company and MONY Life Insurance Company of America.
(c)	Holding Company that owns AXA Assurance Maroc.
(d)	Holding Company that owns AXA Versicherung AG, AXA Lebenversicherung AG and AXA Art.
(e)	Holding Company that owns AXA Belgium.
(f)	Holding Company that owns AXA Aurora Iberica and AXA Aurora Vida.

(g)	Holding Company that owns AXA France Vie, AXA France IARD, Avanssur (previously Direct Assurances IARD) and AXA Corporate Solutions Assurance.
(h)	Holding Company that owns AXA Assicurazioni SpA.
(i)	Holding Company that owns AXA Assurance Luxembourg and AXA Assurance Vie Luxembourg.
(j)	Holding Company that owns AXA Leven NV and AXA Schade.
(k)	Holding Company that owns. AXA Sun Life Plc, AXA Insurance Plc and AXA PPP Healthcare limited.
(l)	Holding Company that owns AXA Oyak.
(m)	Holding Company that owns AXA Australia New Zealand.
(n)	Holding Company that owns AXA Life Insurance Co. Ltd and AXA Non-Life Insurance Co. Ltd.
(o)	Holding Company that owns AXA Life Insurance Singapore Plc Ltd.

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

Rating Agency	Highest Rating	Lowest Rating

Standard & Poor’s	AAA	D
	(“extremely strong”)	(“default”)

Moody’s	Aaa	C
	(“best”)	(“lowest”)

Fitch	AAA	D
	(“highest”)	(“default”)

The commercial paper rating scales for the agencies above are as follows:

Rating Agency	Highest Rating	Lowest Rating

Standard & Poor’s	A-1	D
	(“extremely strong”)	(“default”)

Moody’s	Prime-1 or P-1	Not Prime
	(“superior”)	(“Not Prime”)

Fitch	F-1	D
	(“highest”)	(“default”)

At the date of this Annual Report, the relevant ratings for the Company and its principal insurance subsidiaries are as follows:

2004
	Agency	Rating

Insurer Financial Strength Ratings

The Company’s principal insurance subsidiaries	Standard & Poor’s	AA–

	Moody’s	Aa3

	Fitch Ratings	AA

Ratings of the Company’s Long Term and Short Term Debt

Senior Debt	Standard & Poor’s	A

	Moody’s	A2

	Fitch Ratings	A+

Long Term Subordinated Debt	Standard & Poor’s	BBB+

	Moody’s	A3

	Fitch Ratings	A– (Non Dated debt)
A (Dated debt)

Short Term Debt (Commercial Paper)	Standard & Poor’s	A-1

	Moody’s	P-1

	Fitch Ratings	F-1

The ratings set forth above may be subject to revision or withdrawal at any time by the assigning rating organization. None of these ratings are an indication of the historic or potential performance of the ordinary shares, ADSs, ADRs or debt securities and should not be relied upon with respect to making an investment in any of these securities. The Company accepts no responsibility for the accuracy or reliability of the ratings.

Business Overview

The tables below summarize certain key financial data by segment for the periods and as at the dates indicated.

CONSOLIDATED GROSS PREMIUMS AND NET INCOME	(in euro millions, except percentages)

	Years ended December 31,
	2004		2003		2002

Consolidated gross premiums
and financial services revenues

Life & Savings (a) (b)	47,063	65%	46,799	65%	48,586	65%

Property & Casualty (b)	17,852	25%	17,098	24%	15,948	21%

International Insurance	3,371	5%	3,972	6%	5,762	8%

Asset Management	3,087	4%	2,922	4%	3,411	5%

Other financial services	791	1%	836	1%	1,020	1%

Consolidated gross premiums
and financial services revenues	72,164	100%	71,628	100%	74,727	100%

Net income

Life & Savings (b)	1,390	49%	671	49%	1,063	88%

Property & Casualty (b)	907	32%	448	33%	(19)	(2%)

International Insurance	227	8%	142	10%	(176)	(15%)

Asset Management	265	9%	(24)	(2%)	218	18%

Other financial services	22	1%	138	10%	119	10%

Net income from operating segments	2,812	100%	1,376	100%	1,206	100%

Holding companies	(292)		(371)		(257)

Net income	2,519		1,005		949

(a)	Gross premiums received from policyholders in respect of Life & Savings products which are classified as “universal life” or “investment contracts” (including assets backing contracts with financial risk borne by policyholders (unit-linked)) for U.S. GAAP, are recorded as revenue under French GAAP. Under U.S. GAAP, such amounts received are recorded as deposits, and only the policy-related fees charged to the policyholders for costs of insurance, administration, investment management, etc, are recorded as revenue.
(b)	UK Health activities are presented from January 1, 2003 in “Property & Casualty” Segment, while presented under “Life & Savings” until 2002.

Other Financial Data	2004	2003	2002

For the years ended December 31,

Net income per ordinary share (in euros) (a)

Basic	1.37	0.56	0.54

Diluted	1.32	0.55	0.54

At December 31,

Shareholders’ equity (in euro millions)	26,158	23,401	23,711

Average share price (in euros)	17.5	14.1	17.8

Share price as at December 31 (in euros)	18.2	17.0	12.8

(a)	Following any significant capital increase with a stock price lower than the market price, such as ORAN conversion in July 2004, average number of shares and consequently EPS over each period must be restated to take into account this event, in accordance with French regulation.

AXA’S TOTAL ASSETS UNDER MANAGEMENT		(in euro millions)

	At December 31,
	2004	2003	2002

AXA (general account assets)	308,914	281,328	275,531

Assets with financial risk carried by policyholders
(Unit-linked)	113,786	101,002	90,458

Sub-total	422,700	382,330	365,989

Managed on behalf of third parties	445,923	392,305	375,567

TOTAL	868,623	774,635	741,556

For additional information on AXA’s business segments, see “Item 5 – Operating and Financial Review and Prospects – Operating Results by Segment” and note 32 “Segment Information” to the consolidated financial statements included in Item 18 of this Annual Report.

The table below sets forth AXA’s consolidated gross premiums and financial revenues by segment for each of its major geographic markets for the years indicated.

BREAKDOWN OF AXA’S GROSS PREMIUMS AND FINANCIAL SERVICES REVENUES

	Years ended December, 31
	2004		2003		2002
	Segment	Contribution	Segment	Contribution	Segment	Contribution
	contribution	to total	contribution	to total	contribution	to total
	(%)	segment (%)	(%)	segment (%)	(%)	segment (%)

Total gross premiums and financial
services revenues (in euro millions)	72,164	71,628		74,727

Life & Savings	65%		65%		65%

France		25%		23%		21%

United States		27%		29%		26%

United Kingdom		13%		12%		17%

Japan		12%		13%		13%

Germany		7%		7%		6%

Belgium		5%		4%		3%

Southern Europe (a)		3%		3%		3%

Other countries(a)		7%		8%		9%

Property & Casualty	25%		24%		21%

France		27%		27%		27%

Germany		16%		17%		18%

United Kingdom		25%		25%		21%

Belgium		8%		8%		9%

Southern Europe(a)		16%		15%		15%

Other countries(a)		8%		8%		10%

International Insurance	5%		6%		8%

AXA RE(b)		31%		48%		60%

AXA Corporate Solutions Assurance		45%		39%		31%

AXA Cessions		3%		2%		2%

AXA Assistance		14%		10%		7%

Others (b)		7%		0%		1%

Asset Management	4%		4%		5%

Alliance Capital		75%		79%		81%

AXA Investment Managers		25%		21%		19%

Other Financial Services	1%		1%		1%

French banks		19%		17%		13%

German banks		7%		15%		12%

AXA Bank Belgium		73%		64%		70%

Others		1%		4%		5%

(a)	Starting January 1st, 2004, Italy, Spain and Portugal activities (previously reported under “Other countries”) are now reported as one geographical region “Southern Europe”.
(b)	In 2004, transfer of AXA RE US entities from AXA RE segment to “Other Transnational Activities” reported in “Others”.

Segment information

Life & Savings segment

AXA’s Life & Savings segment offers a broad range of life insurance products including retirement and health insurance products for both individuals and groups, with an emphasis on savings-related products including assets with financial risk carried by policyholders (unit-linked) products. The Life & Savings segment accounted for €47.1 billion or 65% of AXA’s consolidated gross premiums and financial services revenues for the year ended December 31, 2004 (2003: €46.8 billion or 65%, respectively).

The table below summarizes AXA’s Life & Savings gross premiums and gross insurance liabilities by geographic region for the periods and as at the dates indicated.

		(in euro millions, except percentages)

		Gross premiums and financial services revenues					Gross
			Years ended December 31,				insurance
			2003		2002		liabilities at
							December 31,
	2004		FAS 131	As	FAS 131	As	2004
			basis (b)	published	basis (b)	published

France	25%	11,893	10,882	10,882	10,423	10,423	87,862

United States	27%	12,880	13,732	13,732	12,726	12,726	87,925

United Kingdom (a)	13%	6,309	5,831	5,831	7,228	8,362	67,603

Japan	12%	5,526	6,078	6,078	6,428	6,428	26,307

Germany	7%	3,499	3,428	3,428	3,140	3,140	28,461

Belgium	5%	2,203	2,050	2,050	1,629	1,629	14,330

Southern Europe (b)	3%	1,364	1,182	–	1,515	–	7,600

Others (b)	7%	3,389	3,615	4,798	4,362	5,877	21,797

Australia and New Zealand	3%	1,496	1,697	1,697	2,018	2,018	9,583

Hong Kong	2%	751	791	791	936	936	3,560

TOTAL	100%	47,063	46,799	46,799	47,452	48,586	341,886

Represented by:

Gross written premiums	–	46,242	46,286	46,286	46,939	48,048	–

Others revenues (c)	–	821	513	513	512	539	–

(a)	Since FY 2003, UK Health business has been tranfered to UK Property & Casualty segment. Consequently FY 2002 have been adjusted to exclude UK Health business.
(b)	Starting January 1st, 2004, Italy, Spain and Portugal activities (previously reported under “Other countries”) are now reported as one geographical region named “Southern Europe”.
(c)	Includes revenues from other activities (commissions and related fees associated with the management of AXA’s general account assets and mutual funds sales).

Market

In 2004, the European, U.S. and Japanese markets continued to grow mainly due to stronger financial markets and a rising demand for insurance and investment products especially in unit linked type products in most countries where AXA operates.

France experienced mixed results in 2004 mainly due to a delay in the effectiveness of the new regulation on PERP/PERE affecting pension-relating products which delayed the launch of new products in that business.

In U.S., investors responded favorably to a second year of positive returns in the U.S. equity markets with continued net inflows to long-term mutual funds and increased sales of equity linked insurance products.

The Japanese insurance market experienced growth for the first time after a 6-year decline, in particular with respect to individual annuity products sold through distribution agreements entered into with banks.

In Germany, the financial markets continued to recover as volatility declined. A new retirement earnings law (“Alterseinkünftegesetz”) came into effect on 1 January 2005. It changed the taxation of and thus the demand for pension products.

In the United Kingdom, the principal growth area was group pensions. During the second half of 2004, companies began the process of positioning themselves to exploit opportunities in the run-up to Pensions Simplification A-Day in April 2006. Pensions Simplification will replace the eight existing tax regimes with a single universal regime for tax-privileged pension savings.

In each of its principal markets, AXA operates through well-established life insurance companies. AXA’s principal life insurance subsidiaries are set out below.

France:	AXA France Vie,
United States:	AXA Equitable Life Insurance Company and MONY Life Insurance Company and their insurance and distribution subsidiaries and affiliates,
United Kingdom:	AXA Sun Life Plc,
Japan:	AXA Life Insurance Co. and AXA Group Life Insurance,
Germany:	AXA Lebensversicherung AG and AXA Krankenversicherung AG,
Belgium:	AXA Belgium SA,
Southern Europe:
Italy:	AXA Assicurazioni e Investimenti and AXA Interlife,
Spain:	AXA Aurora Vida and AXA Aurora Iberica,
Portugal:	AXA Companhia de Seguros Vida.

Commentary on the 2004 market conditions in the geographical markets in which AXA operates is provided in “Item 5 – Operating and Financial Review and Prospects – Market Conditions in Year 2004”.

The table below presents the life insurance markets in which AXA operates ranked by worldwide gross premiums in 2003, along with AXA’s ranking (by market share).

BASED ON WORLDWIDE GROSS LIFE INSURANCE (INCLUDING ANNUITY) PREMIUMS IN 2003

	Country Statistics (a)		AXA (b)
Countries
	Ranking	% premiums written	Ranking	Market share

United States	1	29%	3 (c)	7% (c)

Japan	2	22%	12	3%

United Kingdom	3	10%	6 (d)	5%

France	4	6%	3	9%

Germany	5	5%	7	4%

Belgium	15	1%	3	12%

Southern Europe (e)	–	6%	–	–

(a)	Source: Swiss Re, Sigma report 2004 “World insurance in 2003”.
(b)	In general, based on 2003 market data for each specific country or an estimate for 2004.
(c)	Relates to the variable annuity products (December 2004 data).
(d)	Based on annualized new business premium equivalent (regular premiums plus one-tenth of new business single premiums).
(e)	Southern Europe: In 2004, AXA ranking and market share are respectively: in Spain 10 with 2.2%, Portugal 7 with 2.6% and Italy 14 with 1.03%.

In addition to the principal markets mentioned above, AXA offers life, health and retirement products in other countries in Europe (Netherlands, Luxembourg, Switzerland and Turkey), Morocco, Canada, Australia, New Zealand, Hong Kong, Singapore, and China, as well as other countries in the Asia Pacific region, the Middle East and Africa. The products in these markets are offered through various distribution channels, including general agents, salaried sales forces, bank networks, financial advisers and brokers.

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

The principal competitive factors affecting the Life & Savings segment’s business include:

  price,
  investment management performance,
  historical levels of bonuses with respect to participating contracts, ratings for an insurer’s financial strength and claims paying ability (at December 31, 2004, the main Life & Savings entities of AXA Group were rated AA by Fitch Ratings, AA– by Standard & Poor’s and Aa3 by Moody’s),
  size, strength and quality of the distribution platform, in particular the quality of advisers, range of product lines and product quality,
  quality of service,

  Reputation, visibility and recognition of brand,
  Changes in regulations that may affect the policy charging structure relating to commission and administrative charges,
  Quality of management, and
  Product innovation.

Products

AXA’s Life & Savings products include a broad range of life, health, retirement and savings-related products marketed to individuals and corporate clients, the latter in the form of group contracts. The Life & Savings related products offered by AXA include term life, whole life, universal life, mortgage endowment, deferred annuities, immediate annuities, variable life and other investment-based products. The health products offered include critical illness and permanent health insurance products. The nature of the products offered by AXA varies from market to market.

The table below presents consolidated gross written premiums (after intersegment elimination) and gross insurance liabilities by major product for the periods and as at the dates indicated for AXA’s Life & Savings segment.

LIFE & SAVINGS SEGMENT	(in euro millions, except percentages)

	Gross written premiums				Gross insurance
	Years ended December 31,				liabilities at
	2004		2003	2002	December 31, 2004

Individual	55%	25,510	25,433	24,136	201,675

Group	9%	4,174	4,674	5,298	35,870

Retirement/annuity/investment contracts	64%	29,684	30,107	29,435	237,545

Life contracts (including endowment contracts)	21%	9,938	10,043	10,481	76,977

Health contracts	10%	4,590	4,064	6,067	11,530

Other	4%	2,030	2,073	2,065	15,835

TOTAL	100%	46,242	46,286	48,048	341,886

Total includes:

Contracts with financial risk borne
by the policyholders (unit-linked)	35%	16,415	15,022	14,344	113,998

UK “With-Profit” business	2%	1,034	1,288	3,128	30,282

(a)	Since January 1, 2003, UK Health business is presented in the UK Property & Casualty segment (€1.134 million of gross revenues in 2002).

Certain of AXA’s Life & Savings products are participating contracts which enable the policyholders to participate in the excess assets over the liabilities (the surplus) of the life company issuing the contract through an interest or bonus crediting rate. AXA offers participating contracts in most its principal Life & Savings operations. The policyholder may participate in the investment return and/or in part of the operating profits earned by the issuing company. The nature and extent of such participation vary from country to country. Therefore, such participations, including policyholder participations on UK “With-Profit” business (explained below), are treated as dividends that may either increase the present value of future policy benefits or be paid in cash to the policyholder in the year the bonus is credited.

UK “With-Profit” business

A participating contract, specific to United Kingdom and known as the “With-Profit” contract, is offered by many life insurance companies in the United Kingdom, including AXA Sun Life. In 2002, AXA decided to cease the marketing of new products for the On Shore “With-Profit” contracts. Under “With-Profit” contracts, policyholders’ premiums are paid into a fund and are invested in a range of assets, including fixed maturity and equity securities, real estate and loans. The policyholders are entitled to receive a share of the profits arising from these investments which includes regular bonuses and terminal bonuses. The regular bonuses are designed to provide a return to the policyholder through a periodic increase in benefits and are credited to the policyholder. Periodically, they do not reflect the return earned by the issuing company over period. Once credited, regular bonuses are guaranteed to be paid at maturity, death or as otherwise specified in the policy. Terminal bonuses, which are not guaranteed in advance of payment and are designed to provide policyholders with their share of total investment performance (including investment income and realized and unrealized investment gains or losses) and other experience of the fund (including expenses, mortality experience and income tax). Terminal bonuses can represent a significant portion of the total amount paid at maturity (which has in the past often exceeded 50% and currently exceeds 25% in some cases) or upon surrender prior to maturity. The amount of terminal bonus to be paid is determined at the discretion of the board of directors.

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

Variable life and annuity products

Variable life and variable annuity products may be linked to investments supporting such contracts and are referred to in this Annual Report as “assets with financial risk carried by policyholders contracts” or “unit-linked contracts”. In general, the investment risk (and reward) is transferred to the policyholder while the issuing company earns fee income from managing the underlying assets. However, there may be certain types of variable products that offer guarantees, such as guarantees of minimum income benefits or death benefits.

In 2004, AXA’s Life & Savings operations continued experienced growth in savings-related unit linked products. This growth has been notable in Europe and is attributable to (i) an increase in consumer awareness of such products, (ii) government initiatives to move away from state funded pensions to private funded pensions, and (iii) favorable financial market performance in 2003 and 2004. In United States, variable annuity premiums decreased due to a very high level last year. Gross premiums on such business have increased from €14.3 billion in 2002 to €15 billion in 2003. In 2004, mainly due to the continued growth of financial markets, gross premiums in unit-linked reached €16.3 billion, representing at constant exchange rates 35% of total gross revenues, compared to 32% in 2003.

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

The split by distribution channels used by AXA’s principal Life & Savings operations, based on consolidated gross premiums from new business for the year ended December 31, 2004, is presented below.

	Agents and direct sales force	Intermediaries, independent advisers & brokers	Other networks, including direct marketing, corporate partnerships and bank networks
Based on gross premiums
from new business in 2004:

France (a)	66%	26%	8%

United States	39%	40%	21%

Japan	70%	16%	14%

United Kingdom	7%	83%	10%

Germany	48%	39%	13%

Belgium	4%	79%	17%

Southern Europe (b)	64%	10%	25%

(a)	In 2004, a more refined segmentation has been set up for the group retirement branch. Part of the gross revenues that were attributed to brokerage is now transferred to the direct sales force. Pro forma figures for 2003 distribution network data are as follows: Agents and direct sales force: 66%, Intermediairies/Independent advisers/Brokers: 30%, Other networks: 4%.
(b)	In 2003, the distribution channels in Southern Europe were respectively 71%, 8%, and 21%.

Surrenders and Lapses

For most Life & Savings products, costs to the issuing company in the first year are higher than costs in subsequent years due to first year commissions and the costs of underwriting and issuing a contract. Consequently, the rate of policies remaining in-force and not lapsing, also known as the “persistency rate”, plays an important role in profitability. The majority of individual Life & Savings products issued by AXA may be surrendered for a cash surrender value. Most of the individual Life and Savings products issued by AXA have front-end charges (or subscription fees), which are assessed at the inception date of the contract and/or surrender charges (charges assessed in the case of early surrender). Both front-end charges and surrender charges are intended to offset a portion of the acquisition costs.

Total surrenders and lapses for 2004 and the ratio of surrenders and lapses to gross insurance reserves for the periods indicated are presented below:

	Years ended December 31,
	2004	2004	2003	2002
	Total surrenders & lapses	Surrenders & lapses ratio
	(in euro millions)%		%	%

French operations	5,045	6.6%	7.1%	6.6%
US operations (a)
Individual life	1,242	4.9%	4.4%	4.0%
Individual retirement	3,951	8.2%	8.4%	9.8%
Japan (b)	2,864	10.7%	12.0%	9.5%
UK operations	4,476	8.4%	7.6%	7.6%
German operations (excluding Health)	477	1.8%	1.5%	1.2%
Belgian operations	936	7.6%	7.7%	6.4%
Southern Europe operations (c)	372	5.5%

(a)	Amounts reported for the US operations exclude lapses and institutional assets with financial risk carried by policyholders (€1,958 million).
2003 reflects updated information since publication of French Annual Report. US surrenders were previously estimated to be 4.0% and 6.7% respectively for individual life and individual retirement.
Excluding MONY in 2004, surrenders & lapses rates were Individual life: 5.2% and Individual retirement: 8%.
(b)	Including conversions in Japan.
(c)	In 2002 and 2003, surrenders & lapses rates in Southern Europe were 6.7% and 4.9% respectively.

Property & Casualty segment

AXA’s Property & Casualty segment offers a range of personal and commercial insurance products. The Property & Casualty segment accounted for approximately €17.9 billion, or 25% of AXA’s consolidated gross premiums and financial services revenues for the year ended December 31, 2004 (2003: €17.1 billion or 24% respectively).

The table below summarizes AXA’s consolidated gross premiums and financial services revenues (after inter-segment eliminations) and claims reserves for the Property & Casualty segment for the periods and as at the dates indicated.

PROPERTY & CASUALTY SEGMENT					(in euro millions, except percentages)

	Gross premiums and financial services revenues
	Years ended December 31,						Gross insurance
			2003		2002		liabilities at
	2004		FAS 131	As	FAS 131	As	December 31, 2004
			basis (b)	published	basis (b)	published

France	27%	4,895	4,640	4,640	4,383	4,383	9,735

Germany	16%	2,796	2,847	2,847	2,843	2,843	5,544

United Kingdom
(& Ireland) (a) (b)	25%	4,469	4,222	3,664	4,438	2,749	6,547

Belgium	8%	1,430	1,405	1,405	1,395	1,395	4,992

Southern Europe (a)	16%	2,901	2,577	–	2,418	–	4,668

Others	8%	1,361	1,408	4,543	1,606	4,577	2,434

TOTAL	100%	17,852	17,098	17,098	17,082	15,948	33,921

Represented by:

Gross written premiums	–	17,810	17,063	17,063	17,044	15,936	–

Other revenues	–	42	35	35	38	12	–

(a)	Starting January 1st, 2004, (i) Italy, Spain and Portugal activities (previously reported under “Other countries”) are now reported as one geographical region named “Southern Europe” and (ii) UK Property & Casualty segment is now presented including Ireland, which was previously reported under “Other countries”.
(b)	Since 2003, UK Health business has been transferred from Life & Savings segments to Property & Casualty segment. Consequently FY 2002 has been adjusted including UK Health business.

For the ten-year loss development of the Property & Casualty claims reserves, see “Property & Casualty Claims Reserves” included at the end of this section of the Annual Report.

Market

During 2004, the Property & Casualty market continued to grow, driven by an increase in the number of contracts underwritten. Premium rates also continued to increase albeit at a lower rate than in 2003 in an increasing competitive environment.

In each of its principal markets, AXA operates through well-established Property & Casualty insurance companies.

AXA’s principal Property & Casualty insurance subsidiaries are set out below:

France:	AXA France IARD, AVANSSUR (ex Direct Assurance IARD), Natio Assurance and AXA Protection Juridique,
United Kingdom & Ireland:	AXA Insurance UK and AXA Insurance Limited,
Germany:	AXA Versicherung AG,
Belgium:	AXA Belgium SA,
Southern Europe:
Italy:	AXA Assicurazioni,
Spain:	AXA Aurora Iberica and Hilo Direct Seguros y Reasuguros,
Portugal:	AXA Portugal Companhia de Seguros.

Commentary on the 2004 market conditions in the geographical markets in which AXA operates is provided in “Item 5 – Operating and Financial Review and Prospects – Market Conditions in 2004”.

The table below presents the Property & Casualty markets in which AXA operates ranked by worldwide gross premiums in 2003, along with AXA’s ranking (by market share).

PROPERTY & CASUALTY

	Country Statistics (a)		AXA (b)
Countries
	Ranking	% premiums written	Ranking	Market share

Germany	3	7%	7	5% (c)

United Kingdom	4	7%	5	5% (d)

France	5	5%	1	14%

Belgium	14	1%	1	17%

Southern Europe (e)	–	6%	–	–

(a)	Source: Swiss Re, Sigma report 2004 “World insurance in 2003”.
(b)	In general, based on 2003 market data for each specific country or an estimate for 2004.
(c)	Based on 2003 gross Property & Casualty premiums written in Germany, AXA is ranked as follows (group ranking without International Insurance): third in liability insurance (7.1% market share), fifth in homeowners’ insurance (4.8% market share), sixth in automobile insurance (4.1% market share).
(d)	The UK, excluding Ireland product lines are ranked second with 11% share of UK SME business.
(e)	Southern Europe: In 2004, ranking and market share AXA are respectively: third in Spain with 5%, second in Portugal with 8.3% and ninth in Italy with 3%.

In addition to the principal markets discussed above, AXA offers personal and commercial Property & Casualty insurance products in the following countries: Netherlands, Luxembourg, Switzerland, Canada, Morocco, Turkey, Japan, Singapore, and Hong Kong, as well as other countries in the Middle East and Africa. The products offered in these markets are offered through various distribution channels, including brokers and direct sales force.

Competition

The nature and level of competition varies among the countries in which AXA operates. Overall, the Property & Casualty insurance industry in each of AXA’s principal markets is highly competitive, and tends to be cyclical with surplus underwriting capacity leading to lower premium rates. The principal competitive factors are as follows:

  price,
  quality of service,
  distribution network,
  brand recognition,
  changes in regulations, which may affect premium rates charged or claims settlement costs paid, and ratings for financial strength and claims-paying ability.

In France, Germany and Belgium, markets are fragmented. In the United Kingdom, industry-wide consolidation across the sector has affected both major insurance companies and brokers, resulting in increased concentration among the top players in recent years. In Ireland, new players have entered in the Irish market recently, resulting in increased competition.

Products

AXA’s Property & Casualty insurance operations offer a broad range of products including automobile, homeowners / household, property and general liability insurance for both personal and commercial customers, the latter specifically focusing on small to medium-sized companies, and permanent health insurance.

The table below sets forth gross written premiums and gross insurance reserves by major product for the periods and as at the dates indicated.

PROPERTY & CASUALTY INSURANCE SEGMENT			(in euro millions, except percentages)

	Gross written premiums				Insurance
	Years ended December 31,				Reserves
	2004		2003	2002	December 31, 2004

Personal line

Motor (Automobile)	33%	5,889	5,550	5,686	10,390

Homeowners/household	15%	2,626	2,205	2,273	2,324

Other (a)	13%	2,359	2,083	1,548	4,698

Comercial line

Motor (Automobile)	7%	1,244	1,258	1,252	2,068

Property damage	11%	2,031	2,265	2,078	2,244

Liability	7%	1,320	1,242	1,111	5,004

Other (a)	11%	2,008	1,666	1,179	5,408

Other	2%	333	794	808	1,785

TOTAL	100%	17,810	17,063	15,936	33,921

(a) Since January 1, 2003, UK Health business is presented under lines “Other” (€1,036 million gross revenues in 2003).

Distribution

AXA distributes its Property & Casualty insurance products through a number of channels that vary from country to country, including exclusive agents, independent brokers, salaried sales forces, direct marketing (mail, telephone, or internet sales) and specialized networks (corporate partnerships and bank networks). In Europe, the same distribution channels are used by both AXA’s Life & Savings operations and Property & Casualty operations. The split by distribution channels used by AXA’s Property & Casualty operations, based on gross written premiums for the year ended December 31, 2004 is presented below.

BASED ON GROSS WRITTEN PREMIUMS IN 2004

	General agents and sale force	Intermediaries, independent advisers & brokers	Direct sales and marketing	Other networks, including corporate partnerships and bank networks

France	70%	25%	4%	1%

Germany	46%	41%	4%	9%

United Kingdom (& Ireland) (a)	–	58%	26%	16%

Belgium	–	75%	1%	24%

Southern Europe (b)	65%	26%	5%	4%

(a)	Including health. On a comparable basis, in 2003, the distribution channels were respectively 0%, 56%, 28% and 15%.
(b)	In 2003, the distribution channels in Southern Europe were respectively 64%, 20%, 5% and 11%.

Ceded Reinsurance

AXA’s Property & Casualty insurance operations use various types of reinsurance, primarily to limit their maximum exposure to catastrophic events, environmental pollution risks and certain other types of risks. A growing portion of AXA’s Property & Casualty insurance exposures are ceded internally to AXA Cessions, which organizes external reinsurance programs. Total gross premiums ceded by AXA’s Property & Casualty operations to third party reinsurers in 2004 was €952 million (2003: €1,043 million).

International insurance segment

AXA’s International Insurance segment is primarily comprised by AXA RE for the reinsurance activities and AXA Corporate Solutions Assurance for large risks insurance activities.

The business operations of these International Insurance activities are described below.

AXA RE is a reinsurer focused principally on property and catastrophe business as well as some other attractive third-party niches. Such business is underwritten in Paris, Canada, Miami (for South American business) and Singapore.

In addition, (i) AXA Corporate Solutions Assurance provides global Property & Casualty insurance business for large corporate clients in Europe, as well as in the marine and aviation coverage for all clients on a worldwide basis, (ii) AXA Cessions is an intra-group reinsurance company to which certain companies within the AXA Group cede internally some of their exposure (AXA Cessions analyses, structures and places reinsurance programs for such risks with third-party reinsurers and also provides advice in risk management and purchases of reinsurance cover to AXA group subsidiaries), (iii) AXA Assistance provides assistance services including medical aid for travelers and automobile-related road assistance mainly to insurance companies, credit card companies, tour operators and automobile manufacturers, and (iv) AXA Liabilities Managers manages the internal Property & Casualty run-off portfolios held by AXA RE, AXA Belgium, and AXA UK or in stand-alone run-off companies of the “Other transnational activities” segment (inclusive of the Property & Casualty entities formerly managed by AXA RE in the United States) and (v) US Life reinsurance activities which are now in run-off.

The International Insurance segment accounted for €3.4 billion, or 5% of AXA’s consolidated gross premiums and financial services revenues for the year ended December 31, 2004 (2003: €4.0 billion or 6%, respectively).

The table below summarizes AXA’s consolidated gross premiums and financial services revenues and gross insurance liabilities (gross of reinsurance) for the International Insurance Segment, for the periods and at the dates indicated.

INTERNATIONAL INSURANCE SEGMENT			(in euro millions, except percentages)

	Gross premiums and financial services segment				Gross insurance
	Years ended December 31,				liabilities at
	2004		2003	2002	December 31, 2004

AXA RE (a)	31%	1,056	1,913	3,472	3,564

AXA Corporate Solutions Assurance	45%	1,506	1,550	1,762	4,431

AXA Cessions	3%	94	87	100	125

AXA Assistance	14%	475	408	397	192

Other international activities (a)	7%	240	14	30	2,040

TOTAL	100%	3,371	3,972	5,762	10,351

Represented by:

Gross written premiums	–	3,356	3,956	5,740	–

Other revenues	–	15	16	22	–

(a)	In 2004, some AXA RE US entities were transferred from the AXA RE segment to Other International Activities.

For the ten-year loss development of AXA’s International Insurance claims reserves, see “Property & Casualty Claims Reserves” included elsewhere in this section of the Annual Report.

Market and competition

On the reinsurance market, after the very low claims experience in 2002 and 2003, prices were almost stable in major lines of business and the capacity was relatively abundant. Competition among reinsurers is mainly coming from the Bermudian companies whose part in the world reinsurance market has become preponderant. The bulk of AXA RE’s portfolio (property, marine and aviation) showed stable premium rates. The rest of the portfolio (motor and casualty) benefited from additional premium rate increases.

On the large risks insurance market, further rate increases and restructuring of large corporate insurance programs were conducted, especially in liability, and to a lesser extent in marine. On the other hand, the property and aviation market softened, in the context of a favorable claims experience.

Products

AXA RE – Reinsurance Activity. AXA RE’s main reinsurance products are treaties (about 90% in both proportional and non proportional reinsurance) related to catastrophe covers all around the world but especially in the U.S. (essentially wind, flood and earthquake covers). In addition, AXA RE offers the following reinsurance products on a very selective basis: other property damage, third-party liability, motor, marine, credit, life and health insurance.

AXA Corporate Solutions Assurance – Large Risk Insurance Activity. AXA Corporate Solutions Assurance products offer cover property damage, third-party liability, marine, aviation and transport, construction risk, financial risk, and directors and officers liability. AXA Corporate Solutions Assurance also offers loss-prevention and risk management services.

The table below presents the International Insurance segment’s gross written premiums and gross insurance liabilities by major products for the periods and as at the dates indicated.

INTERNATIONAL INSURANCE			(in euro millions, except percentages)

	Gross written premiums				Gross insurance
	Years ended December 31,				liabilities at
	2004		2003	2002	December 31, 2004

Property damage	43%	1,450	1,746	2,852	2,978

Automobile, Marine, Aviation	20%	680	705	1,235	2,624

Casualty / Civil Liability	18%	604	608	689	3,437

Assistance	14%	475	408	397	192

Other	4%	148	489	566	1,120

TOTAL	100%	3,356	3,956	5,740	10,351

Distribution

AXA RE and AXA Corporate Solutions Assurance distribute their products principally through insurance and reinsurance brokers.

AXA Assistance distributes its products through general agents, independent advisers and brokers or direct sales/ marketing; but also through AXA France distribution network which offers in its Property & Casualty insurance products, assistance services.

Ceded Reinsurance and Retrocessions

AXA RE and AXA Corporate Solutions Assurance review their exposures to ensure that the risks underwritten are diversified geographically and by line of business in order to avoid risk of concentration.

Premiums retroceded by AXA RE to external reinsurers in 2004 are split between (i) ceded €59 million premiums related to specific and proportional retrocessions (deemed to protect specific lines of business), and (ii) ceded € 230 million related to covers (deemed to cover the whole portfolio against major events).

In 2004, AXA Corporate Solutions Assurance ceded €588 million premiums (2003: €664 million) to third-party reinsurers.

Also, in 2004, approximately €631 million, or 79% of total reinsurance ceded to third parties, were placed externally by AXA Cessions on behalf of AXA’s insurance subsidiaries (2003: €671 million or 54%).

Asset management segment

During 2004, the AXA’s Asset Management segment benefited from the continued increase in equity markets (+9% for the S&P 500 American equity index) combined with the good performance of fixed-income assets. Continuing a trend started in 2003, investors are attracted by the prospects of higher returns following years of declining equity markets, but with an increased demand for advice and alternative investments.

Asset Management is important to AXA, from both a strategic and profitability perspective. The development of Asset Management activities is a key part of AXA’s strategy, which seeks to capitalize on existing strengths and to expand its client base. This strategy is based on the belief that its Asset Management expertise will enable AXA to benefit in the future from the expected growth in savings-related products in the markets in which it operates. The Asset Management segment accounted for €3.1 billion, of AXA’s consolidated gross premiums and financial services for the year ended December 31, 2004 (2003: €2.9 billion).

AXA’s principal Asset Management companies are Alliance Capital Management (“Alliance Capital”) and AXA Investment Managers (“AXA IM”). The Asset Management companies manage assets on behalf of retail investors, private clients and institutional clients as well as on behalf of subsidiaries of AXA.

AXA has Asset Management specialist teams in each of its major markets: Western Europe, the United States and the Asia/Pacific region.

The table below sets forth the total assets managed by the companies comprising AXA’s Asset Management segment, including assets managed on behalf of third parties, and the fees earned by such companies on these assets as at the dates and for the periods indicated.

ASSETS MANAGEMENT SEGMENT			(in euro millions)

	2004	2003	2002

Assets under management by AXA at December 31, (a)

Managed on behalf of third parties	445,318	391,690	372,931

Assets backing contracts with financial risk borne by policyholders	66,138	65,158	58,887

Other invested assets	229,331	211,562	204,857

TOTAL	740,788	668,410	636,674

Commissions and fees earned for the years ended December 31,

Alliance Capital (b)	2,421	2,416	2,903

AXA Investment Managers (b)	944	783	820

SUB-TOTAL	3,364	3,199	3,724

Intercompany eliminations	(277)	(277)	(313)

CONTRIBUTION TO AXA’s CONSOLIDATED GROSS PREMIUMS
AND FINANCIAL SERVICES REVENUES	3,087	2,922	3,411

(a)	Based on estimated fair value at the dates indicated. Assets under management presented in this table are based on asset management companies only; AXA Group (including insurance companies) assets under management amounted to respectively €869 billion, €775 billion and €742 billion as of December 31, 2004, 2003 and 2002.
(b)	Alliance Capital operations are mainly located in the U.S., while AXA Investment Managers operations are mainly based in Europe, although it is present in most countries where the Group operates.

Market and Competition

The Asset Management industry remains highly fragmented, with no single competitor, or any small group of competitors, dominating the worldwide market. AXA’s asset management operations are subject to substantial competition in all aspects of its business due, in part, to the relatively low barriers to entry. Asset Management companies compete on the range of investment products offered, the investment performance of such products and the quality of services provided to clients, and prices.

Alliance Capital

Alliance Capital, through its parent company Alliance Holding, is a listed subsidiary of AXA Financial and is a leading global investment management firm in the U.S. Alliance Capital provides diversified investment management and related services to individual investors, private clients and to a variety of institutional clients, including AXA Financial and its insurance company subsidiaries (collectively Alliance Capital’s largest client) as well as unaffiliated entities such as corporate and public employee pension funds, endowment funds, and U.S. and foreign governments.

Alliance Capital provides diversified asset management and related services globally to a broad range of clients including:

  management of assets backing contracts with financial risk borne by policyholders (unit-linked), hedge funds and other investment vehicles for private clients (such as, high net worth individuals, trusts and estates, charitable foundations), management of mutual funds sponsored by Alliance Capital, its subsidiaries and affiliates for individual investors, management of investments on behalf of institutional investors, and investment research and advisory services for institutional investors.

As at December 31, 2004, Alliance Capital had €395 billion of assets under management, including €352 billion of assets managed on behalf of third party clients (2003: €376 billion and €327 billion, respectively). Excluding exchange rates impact, assets under management in Alliance Capital increased by 13% to €427 billion at December 31, 2004 (in 2003, the increase at constant exchange rate was +23%).

AXA Investment Managers: AXA IM

AXA IM is one of the largest Asset Management companies based in Europe. AXA IM’s clients include both (i) institutional investors and (ii) individual investors. AXA IM provides diversified Asset Management and related services globally to mutual funds which are distributed through AXA’s distribution networks, AXA IM’s own sales team and external distributors, and AXA’s insurance subsidiaries in respect of their insurance-related invested assets and assets backing contracts with financial risk borne by policyholders (unit-linked).

In 2004, AXA IM began outsourcing its middle-office activities to State Street Corporation (effective December 2004 in France and Germany and March 2005 in the U.K.).

As at December 31, 2004, AXA IM had €345 billion of assets under management, including €93 billion of assets managed on behalf of third party clients (2003: €292 billion, €64 billion respectively).

Other financial services segment

The operations in the Other Financial Services segment are conducted primarily in Belgium and in France. For the year ended December 31, 2004 and 2003, the Other Financial Services segment accounted for €0.8 billion or 1% of AXA’s consolidated gross premiums and financial services revenues.

The segment operations principally include:

AXA Bank Belgium. A subsidiary of AXA Belgium that offers a comprehensive range of financial services to individuals and small businesses. It has a network of a thousand of independent bank agents that support the sale of products offered by AXA Belgium and AXA IM.

AXA Banque and AXA Banque Financement. Based in Paris, AXA Banque delivers banking services dedicated to AXA. Its main activities include cash and securities flows management and bank account services to AXA’s existing clients and distribution networks, as well as to direct clients. In 2002, AXA Banque merged with Banque Directe, purchased the same year from BNP Paribas. Banque Directe was a provider of online banking services and complements AXA’s existing financial offering in France. AXA Banque Financement provides short-term loans to customers of AXA’s French insurance operations.

Insurance-related invested assets

The assets underlying AXA’s insurance operations (included within the three segments: the Life & Savings segment, the Property & Casualty segment and the International Insurance segment) are managed principally by AXA’s Asset Management entities : Alliance Capital and AXA Investment Managers. These assets consist of (i) general account assets whereby the insurer generally bears the investment risk and reward, and (ii) assets with financial risk carried by policyholders (unit-linked), whereby the investment risk and reward is principally transferred to the policyholders.

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

At December 31, 2004, based on total invested assets1, the net book value of the insurance-related invested assets relating to the general account Life & Savings operations primarily consisted of fixed maturity investments, 72% of which were invested in equity holdings in fixed maturity-based mutual funds, and 10% of which were invested in equity investments (69% and 14% in 2003). At such date, the insurance-related invested assets relating to the Property & Casualty operations primarily consisted of fixed maturity investments, 61% of which were invested in equity holdings in fixed maturity-based mutual funds, and 20% of which were invested in equity investments (56% and 23% in 2003).

The following table presents AXA’s consolidated insurance-related invested assets, by insurance segment at December 31, 2004 :

(1.)	Based on net carrying value and excluding assets backing UK “With-profit” contracts, assets backing, assets with financial risk carried by policyholders contracts (unit-linked contracts) and investments in affiliated companies (Equity Method).

INSURANCE - RELATED INVESTED ASSETS						(in euro mllions, except percentages)

	At December 31, 2004
	Life & Savings		Property & Casualty		International Insurance		Total		% of total

	Net carrying	Market	Net carrying	Market	Net carrying	Market	Net carrying	Market	Net carrying	Market
	value (a)	value	value (a)	value	value (a)	value	value (a)	value	value (a)	value

Fixed maturities

(a) Held to maturity
and available for sale	116,256	126,559	18,030	19,352	5,348	5,571	139,635	151,482	56%	57%

– French government	20,698	23,799	2,348	2,664	467	512	23,514	26,975	9%	10%

– Foreign government	34,756	38,073	8,758	9,386	2,503	2,600	46,017	50,060	18%	19%

– Local governments	6,663	7,062	1,336	1,414	27	27	8,026	8,503	3%	3%

– Government controlled
corporations	6,761	7,390	1,625	1,689	589	623	8,976	9,703	4%	4%

– Non-government
controlled corporations	39,991	42,489	2,962	3,161	1,478	1,518	44,432	47,167	18%	18%

– Mortgage-backed
securities	5,978	6,207	540	572	181	185	6,700	6,964	3%	3%

– Other	1,388	1,518	460	467	103	105	1,950	2,091	1%	1%

Intercompany transactions
not required by issuers	21	19	0	(0)	(0)	0	21	19	0%	0%

(b) Allocated to UK With-
Profit business-trading (b)	15,736	15,736					15,736	15,736	6%	6%

(c) Trading securities (c)	2,588	2,588	0	0	0	0	2,588	2,588	1%	1%

Total fixed maturities	134,580	144,883	18,030	19,352	5,348	5,571	157,959	169,806	63%	63%

Equity investments, including
holdings in mutual funds

Available-for-sale	46,097	48,223	10,151	10,562	1,416	1,491	57,664	60,276	23%	22%

Allocated to UK With-Profit
business-trading (b)	9,383	9,383					9,383	9,383	4%	4%

Trading securities (c)	1,960	1,960					1,960	1,960	1%	1%

Total equity investments,
including holdings
in mutual funds	57,441	59,566	10,151	10,562	1,416	1,491	69,008	71,619	28%	27%

Of which equity holdings
in fixed maturity-based
mutual funds	28,391	29,178	4,134	4,241	412	422	32,937	33,841	14%	14%

Investment in participating
interests	1,048	1,668	1,192	1,541	51	78	2,292	3,286	1%	1%

TOTAL (b) (d)	193,069	206,117	29,374	31,455	6,815	7,140	229,258	244,712	92%	91%

Real Estate	9,290	11,052	2,274	2,814	138	221	11,702	14,087	5%	5%

Of which allocated
to UK With-Profit
business-trading (b)	3,080	3,080					3,080	3,080	1%	1%

Mortgages, policy and
other loans	17,134	17,663	988	1,012	34	34	18,156	18,709	7%	7%

Of which allocated
to UK With-Profit
business-trading (b)	35	35					35	35	0%	0%

Cash and cash equivalents	13,067	13,067	3,560	3,560	2,040	2,040	18,666	18,666	7%	7%

INVESTED ASSETS	232,560	247,899	36,196	38,841	9,027	9,435	277,783	296,175

Of which allocated
to UK With-Profit
business-trading (b)	28,234	28,234					28,234	28,234	11%	11%

INVESTED ASSETS EXCLUDING
UK WITH-PROFIT	204,325	219,665	36,196	38,841	9,027	9,435	249,548	267,940	100%	100%

(a)	Amounts are net of valuation allowances. For details on valuation allowances see note 6 to AXA’s consolidated financial statements.
(b)	These amounts exclude assets with financial risk borne by the policyholders (unit-linked) and investments in affiliated companies accounted for under the equity method. Assets allocated to UK With-Profit business are carried at estimated fair value in the consolidated balance sheet.
(c)	Trading securities are carried at estimated fair value and represent assets that support insurance liabilities, in which the value of such liabilities is determined in part in reference to the market value of such assets.
(d)	Refer to note 2 to AXA’s consolidated financial statements included in this annual report that set out the investment valuation methodology.

For additional information on the type of assets in which AXA invests and the related net investment results for each of the three years ended December 31, 2004, see notes 6, 7, 8 and 20 to the consolidated financial statements included in Item 18 of this Annual Report.

AXA did not have directly any equity and/or fixed maturity investment with respect to insurance-related invested assets in any one issuer other than the French government that was in aggregate €2,616 million or 10% or more of AXA’s total shareholders’ equity at December 31, 2004.

AXA’s fixed maturity and equity investments are predominantly publicly traded. In respect of these investments, 90% (compared to 84% in 2003, or 85% including Southern Europe and Ireland) of the fixed maturity investments and 93% (compared to 90% published in 2003) of the equity investments are held by AXA’s principal insurance operations in France, the United States, the United Kingdom (including Ireland), Germany, Belgium, Japan and Southern Europe.

More specifically, the insurance-related invested assets backing the insurance liabilities in these operations were predominantly holdings in domestic investments, or in the local currency of the liabilities.

In respect of AXA’s consolidated holdings in fixed maturity and equity securities, the breakdown of these investment holdings by industry sector and as at the dates indicated:

	At December 31,
Industry Sector Beakdown
	2004	2003

Financial Services	21%	21%

Manufacturing / Pharmaceuticals	6%	6%

Utilities	3%	4%

Technology & Telecommunications	3%	3%

Government institutions	38%	36%

Other Direct holdings	16%	19%

Investment in mutual funds	14%	11%

Total	100%	100%

Overall, the fixed maturity and equity investments together with real estate, mortgages and loans are concentrated in the local markets in which AXA’s principal subsidiaries operate.

Derivatives. AXA uses derivative instruments to minimize adverse fluctuations in equity prices, interest rates, foreign exchange rates. The basis for which AXA manages these risks, the sensitivities associated with managing these types of risks, and the potential impact on the AXA consolidated financial results are set out in further detail in “Item 11 – Quantitative and Qualitative Disclosures About Market Risk” and in note 25 to the consolidated financial statements included in Item 18 of this Annual Report.

Net investment return on insurance-related assets. The net investment return on insurance-related assets by major operating entity are presented within the segment information provided in “Item 5 – Operating and Financial Review and Prospects” and note 20 to AXA’s consolidated financial statements included in Item 18 of this Annual Report.

Property & Casualty claims reserves

Establishment of claims reserves

AXA is required by applicable insurance laws and regulations, and generally accepted accounting principles to establish reserves for outstanding claims (claims which have not yet been settled) and associated claims expenses that arise from its Property & Casualty and international insurance operations. AXA establishes its gross insurance liabilities, or claims reserves, by product, type of insurance coverage and year, and charges them to income as incurred.

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

As a result, actual losses may deviate from the original gross reserves established. Consequently, the reserve may be re-estimated on the basis of information available. Any adjustment resulting from a change in claims reserves is recorded in the financial statements of the relevant period.

AXA continually reviews the adequacy of established claims reserves, including claims development, and actual claims experience compared to initial assumptions used to estimate initial gross claims reserve. Based on current information available in the preparation of the consolidated financial statements included elsewhere in this Annual Report, AXA believes that these provisions are sufficient.

Estimation of claims reserves involves numerous subjective judgements and assumptions and consequently the sufficiency of claims reserves cannot be assumed. See “Item 3 – Risk Factors”.

The information within this section sets forth separately (i) AXA’s Property & Casualty insurance operations representing the Property & Casualty Segment operations and AXA Corporate Solutions Assurance from the International Insurance segment, and (ii) AXA RE business from the International Insurance segment.

In accordance with prior years’ presentation, AXA RE’s information is provided separately because:
(i)AXA RE’s business consists of insurance assumed from other insurers,
(ii)AXA RE’s programs are monitored separately within the reinsurance operations, and the type of insurance and the nature of the risks and exposures covered are different compared to the direct insurance coverage provided by AXA’s Property & Casualty insurance operations and AXA Corporate Solutions Assurance,
(iii)A portion of AXA RE’s business is ceded to other reinsurers through retrocession programs which are monitored separately within the reinsurance operations, and
(iv)The claims are accounted for on an underwriting year basis rather than on an accident year basis covering a 12-month period.

The monitoring of the activity on an underwriting year basis is in fact the most usual practice among reinsurers, and is the most appropriate to reinsurance treaties which in general cover the risks underwritten by the ceding company during a given year, whereas the claims attached to this underwriting may occur either during this year or during the following one. In AXA RE’s loss reserve development table, the fact that claims may occur subsequently to the first closing of the underwriting year explains that the reserves re-estimated one year later (and in general also several years later) are always higher than the initial net claims reserves. In the financial statements this claims charge related to claims occurring subsequently to the first closing of the underwriting year they are attached to is covered by the premium items which are mentioned on the line “Premium adjustment”.

Property & Casualty Reserves not included in Loss Development Tables

AXA does not discount its reserves for claims and claims expenses except for disability claims for which a final settlement has been agreed upon and payments are fixed over a period of time. The disability claims reserves have not been included in the Loss Reserve Development Table, since these are similar to structured settlements.

AXA’s French Property & Casualty operations underwrite construction coverage with a ten-year contract term. In accordance with the French regulations, a specific provision is added to the claims reserves based on methodology established by the French government. This reserve is in addition to each single notified claim. The construction reserves and catastrophe equalization reserves were excluded from the Loss Reserve Development table because such reserves do not provide any indication as to how claims have been reserved (initially) and the outcome upon settlement of such claims in future periods based on the underwriting and associated reserving methodologies adopted by AXA.

In addition, local regulations require certain AXA Property & Casualty operations to establish equalization reserves specific to catastrophe risks, see “Additional Factors which may affect AXA’s Business – Regulation” for further details.

The Property & Casualty loss reserves that were excluded from the Loss Reserve Development Table amounted to €4.8 billion and represented 12.8% of total gross Property & Casualty insurance liabilities at December 31, 2004 (2003: 14.4%). For further information, refer to the “Reconciliation of Loss Reserves to Consolidated Financial Statements” table following the Loss Reserve Development tables.

Loss Reserve Development

The loss reserve development table presents the claims reserve development for calendar years 1994 through 2004, as determined in accordance with French GAAP. The first row captioned “gross reserves for unpaid claims and claims expenses” represents the original gross claims reserve liability reported at the balance sheet date for the year indicated. The third row captioned “paid (cumulative)” represents the cumulative amounts paid as of the end of each year with respect to the original gross claims reserve liability reported. The fourth row captioned “Reserve re-estimated” represents the previously recorded liability as adjusted (re-estimated) based on claims experience as of the end of each year. Estimates are adjusted, as more information on unsettled claims becomes known from time to time to unsettled claims. For example, the gross claims reserve as at December 31, 1996 was originally €5,847 million and increased by €12,943 million to €18,790 million primarily due to the UAP acquisition in 1997. By the end of 2004, aggregate amounts paid were €12,143 million and the original gross claims reserve had been re-estimated to be €16,272 million at December 31, 2004. The “cumulative redundancy (deficiency)” for each year represents the aggregate amount by which the original gross claims reserve liability as of that year-end has changed in subsequent periods.

LOSS RESERVE DEVELOPMENT TABLE: PROPERTY & CASUALTY INCLUDING INTERNATIONAL INSURANCE OPERATIONS (except for AXA RE)							(in euro millions except percentages)

	At December 31,

	1994	1995	1996	1997 (b)	1998	1999 (c)	2000	2001	2002	2003	2004 (d)

Gross reserves for unpaid claims and
claims expenses developed initially (d)	5,595	5,712	5,847	20,371	20,941	26,656	26,916	28,636	28,465	27,825	29,128

Gross reserves for unpaid claims and
claims expenses developed in 2004
(adjusted for subsequent acquisitions) (d)	14,995	14,682	18,790	21,769	22,481	24,892	25,765	27,225	27,872	28,237	29,128

Paid (cumulative) at:

One year later	1,419	1,305	1,388	4,737	4,745	7,727	6,807	6,715	6,371	6,075

Two years later	2,044	1,684	5,759	6,632	6,818	11,184	10,302	9,900	9,554

Three years later	2,368	6,898	7,327	8,087	9,361	13,474	12,378	12,440

Four years later	7,082	8,123	8,351	10,338	10,632	14,798	14,220

Five years later	8,089	8,917	10,619	11,218	11,384	16,239

Six years later	8,591	9,075	11,187	11,512	12,435

Seven years later	8,799	9,615	11,387	12,508

Eight years later	9,079	9,660	12,143

Nine years later	9,079	10,114

Ten years later	9,446

Reserve re-estimated at:

One year later	5,303	5,607	5,537	19,425	19,040	23,041	27,069	27,425	26,856	27,527

Two years later	5,177	5,477	13,881	17,510	19,407	26,294	25,919	25,718	26,219

Three years later	5,278	13,376	13,864	17,971	22,048	25,542	24,864	25,610

Four years later	12,353	13,303	14,214	20,162	21,485	24,409	24,665

Five years later	12,160	13,730	16,742	19,873	20,804	24,304

Six years later	12,490	13,472	16,439	19,052	20,820

Seven years later	12,323	13,273	16,024	19,293

Eight years later	12,166	12,905	16,272

Nine years later	11,835	13,028

Ten years later	11,969

Cumulative redundancy (deficiency)
from the initial gross reserves in excess
of re-estimated gross reserves:

Amount (a)	3,026	1,654	2,518	2,476	1,661	588	1,101	1,616	1,653	710	na

Percent (a)	20.2%	11.3%	13.4%	11.4%	7.4%	2.4%	4.3%	5.9%	5.9%	2.5%	na

(a)	It is not appropriate to extrapolate future redundancies or future deficiencies based on the loss reserve development presented in the table as conditions and trends that have affected the development of the liability in prior periods may not necessarily occur in the future periods.
(b)	AXA acquired Compagnie UAP (“UAP”) on January 1, 1997. The operations of AXA and UAP were integrated in 1998. At the date of acquisition, UAP had net reserves of euro 13.7 billion. The outstanding claims reserves and claim expenses of UAP’s Property & Casualty operations are included in the year end reserves as at December 31, 1997 and thereafter. Cumulative payments and reserve development for the 1998 year and thereafter include the development of the integrated Property & Casualty liabilities of AXA, including UAP, as loss development data specific to UAP is not available and there is no reasonable basis of allocating cumulative payments and reserves re-estimated between AXA and UAP post-acquisition.
(c)	AXA acquired GRE in May 1999. The operations of GRE have been integrated within AXA. At time of acquisition the gross reserves totalled euro 5.6 billion.
(d)	In 2004, the companies AXA Corporate Solution Insurance US, AXA RE Property & Casualty Insurance company and AXA RE Property & Casualty Reinsurance company were transferred from AXA RE to the Other transnational activities.The reserves of AXA Corporate Solution Insurance US were presented on an occuring year basis and included in Property & Casualty loss reserve developement table. The reserves of AXA RE Property & Casualty Insurance company and AXA RE Reinsurance company were presented on an underwriting year basis and included in AXA RE loss reserve development table.

The majority of the business of the Property & Casualty insurance operations is short tail and, therefore, losses develop and are paid relatively quickly. In 2004, approximately 40% of the claims reserves were paid in the year that the claim event occurred (2003: 39%).

Note 15 “Insurance Liabilities” to the consolidated financial statements includes: (i) a reconciliation of beginning to ending gross outstanding claims reserves including claim expenses for each of the three years ended December 31, 2004 and (ii) the effect on income relating to changes in claims reserves for each of the three years ended December 31, 2004 under the caption “increase (decrease) in provision attributable to prior years”.

In respect of the direct insurance business in 2004, there were no notable changes in the claims payment patterns, and no significant changes in assumptions during the current year. In 2004, the company AXA Corporate Solution Insurance US was transferred from the reinsurance business to transnational insurance activities. See “Item 5 –Operating and Financial Review and Prospects” for further information.

LOSS RESERVE DEVELOPMENT TABLE: AXA RE								(in euro millions except percentages)

	At December 31,

	1994	1995	1996	1997	1998	1999 (c)	2000	2001	2002	2003	2004 (d)

Gross reserves for claims expenses
in Balance Sheet developed initially (a)	1,496	2,451	2,646	2,880	3,060	3,396	3,455	5,868	4,778	4,200	3,314

Gross reserves for claims expenses
in Balance Sheet developed in 2004 (e)	1,496	2,451	2,646	2,880	3,060	3,396	3,453	5,868	4,778	3,742	3,314

Initial retroceded reserves	(201)	(262)	(196)	(285)	(416)	(430)	(393)	(1,652)	(1,020)	(853)

Retroceded reserves in 2004 (e)	(201)	(262)	(196)	(285)	(416)	(430)	(393)	(1,652)	(1,020)	(490)	(410)

Initial net claims reserves in excess
of (less than) re-estimated net
claims reserves:	1,295	2,189	2,450	2,595	2,644	2,966	3,060	4,216	3,758	3,252	2,904

Paid (cumulative) at:

One year later	374	602	615	583	956	1,165	1,218	1,987	1,441	950

Two years later	566	1,008	965	1,094	1,594	1,893	1,860	3,198	2,113

Three years later	737	1,221	1,230	1,430	2,000	2,265	2,449	3,603

Four years later	849	1,410	1,427	1,685	2,232	2,779	2,549

Five years later	935	1,548	1,586	1,815	2,677	2,726

Six years later	1,037	1,677	1,689	2,101	2,566

Seven years later	1,106	1,759	1,953	1,971

Eight years later	1,156	2,000	1,813

Nine years later	1,288	1,856

Ten years later	1,203

Reserve re-estimated at:

One year later	1,558	2,811	2,970	2,945	3,743	3,969	4,199	5,922	5,012	3,438

Two years later	1,549	2,917	2,829	3,159	3,817	4,105	4,061	6,183	4,163

Three years later	1,675	2,774	2,891	3,168	3,772	3,955	4,034	5,314

Four years later	1,643	2,818	2,844	3,045	3,643	4,027	3,817

Five years later	1,653	2,755	2,754	2,941	3,722	3,755

Six years later	1,681	2,678	2,612	2,964	3,444

Seven years later	1,622	2,558	2,692	2,724

Eight years later	1,552	2,653	2,468

Nine years later	1,688	2,452

Ten years later	1,503

Cumulative redundancy (deficiency)
from the initial gross claims reserves
in excess of (less than) re-estimated
gross claims reserves	(7)	(1)	178	156	(384)	(359)	(364)	554	615	304

Re-estimated retroceded reserves	126	229	229	335	488	412	367	1,095	703	295

Premium adjustment (b)	268	525	569	634	719	1,023	1,266	1,367	1,260	536

Re-estimated net claims reserves:	1,109	1,698	1,670	1,755	2,237	2,320	2,184	2,852	2,200	2,607

Initial net claims reserves in excess
of (less than) re-estimated net
claims reserves:

Amount (a)	186	491	780	840	407	646	876	1,364	1,558	645	na

Percent of original net reserve (a)	14.4%	22.4%	31.8%	32.4%	15.4%	21.8%	28.6%	32.4%	41.5%	19.8%	na

(a)	The loss reserve development table is presented on an underwriting year basis for AXA RE business. Accordingly reserves re-estimated and the excess of re-estimated reserves in excess of the original reserves include reserves for losses occurring up to twelve months subsequent to the original year-end. It is not appropriate to extrapolate future redundancies or future deficiencies based on the loss reserve development presented in the table as conditions and trends that have affected the development of the liability in prior periods may not necessarily occur in the future periods.
(b)	Represents premium earned subsequent to the accounting year end and premium reinstatements / experience-rated premiums received and accrued from the ceding insurers as assumed losses were incurred.
(c)	Includes the claims reserves of Abeille Re acquired in 1995.
(d)	In 2001, the claims reserve of AXA RE were adversely affected by the September 11th attacks.
(e)	In 2004, the companies AXA Corporate Solution Insurance US, AXA RE Property & Casualty Insurance company and AXA RE Property & Casualty Reinsurance company were transferred from AXA RE to the Other transnational activities.
The reserves of AXA Corporate Solution Insurance US were presented on an occuring year basis and included in Property & Casualty loss reserve developement table.
The reserves of AXA RE Property & Casualty Insurance company and AXA RE Reinsurance company were presented on an underwriting year basis and included in AXA RE loss reserve development table.

Reconciliation of Loss Reserves Developed to Consolidated Financial Statements

The following table reconciles the gross insurance liabilities, e.g., the gross claims reserves including claim expenses, in the Loss Development Tables presented above to that presented in the AXA’s consolidated financial statements in accordance with French GAAP as at the dates indicated (refer to note 15 “Insurance Liabilities” to the consolidated financial statements included in Item 18 of this Annual Report).

	(in euro millions)

	At December 31,
	2004	2003

Total gross claims reserves developed:

Property & Casualty (including AXA Corporate Solutions Assurance) (a)	29,128	27,825

AXA RE (b)	3,314	4,200

Total gross claims and other reserves developed	32,442	32,025

Gross claims and other reserves not developed:

Catastrophe equalization reserves	407	397

Other reserves (a)	4,350	4,991

Total gross claims and other reserves excluding Life & Savings	37,199	37,413

Claims reserves for Life & Savings Segment	7,871	7,624

Total gross claims and other reserves	45,070	45,037

(a)	Total gross claims and other reserves developed are presented on the loss reserve development basis: the reserves of AXA Corporate Solution Insurance US are included in Property & Casualty and International Insurance loss reserve. The reserves of AXA RE Property & Casualty Insurance company and AXA RE Reinsurance company (€460 million) were included in AXA RE.
(b)	Of which Future policy benefits or disability claims (€1,950 million), construction reserves (€1,056 million) and reserves on acceptations (€975 million).

Environmental, Asbestos and Other Exposures

AXA regularly review environmental, asbestos and other related exposures to ensure that loss provisions are adequate. Further details are provided in note 15 “Insurance Liabilities” to the consolidated financial statements included in Item 18 of this Annual Report.

Additional factors which may affect AXA’s business

For information relating to certain additional matters that may affect AXA’s business, see “Item 3 – Key Information –Risk factors” and “Item 8 – Legal Proceedings” included elsewhere in this Annual Report.

Regulation

AXA’s principal operations are located in Western Europe, North America and the Asia-Pacific region, and to a lesser extent, in Africa and the Middle East. In these jurisdictions, AXA is generally subject to comprehensive regulation and supervision, particularly with respect to its insurance and investment management operations.

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

The EU has also adopted various directives concerning solvency margin requirements for insurers and insurance groups. A 1998 EU directive, implemented into French law in 2002, requires insurance groups to calculate a consolidated solvency margin. AXA must establish appropriate internal controls to ensure solvency sufficient to cover all of the Group’s insurance liabilities, inform the French insurance regulatory authorities annually of certain intra-group transactions, and calculate on a consolidated basis the capital needed to meet the respective solvency requirements of the Group’s insurance subsidiaries. Similar group solvency requirements are required to be fulfilled by intermediate holding companies that own Group insurance subsidiaries in different EU jurisdictions. In addition, a 2002 EU directive relating to the regulation and supervision of financial conglomerates was implemented into French law in 2005. This legislation provides for the assessment of a financial conglomerate’s capital requirements at the consolidated group level, the supervision of risk concentration and intra-group transactions, and the prevention of double-leveraging of the capital of a holding parent company, i.e. once at the holding parent level and a second time at the subsidiary level (“double gearing”). Although the AXA Group is not currently deemed a financial conglomerate within the meaning of this legislation by the French insurance regulator, there can be no assurances that it will not become (or be deemed) a financial conglomerate in the future. Also, due to the lack of uniform interpretation of this legislation by local insurance regulators throughout the various EU jurisdictions, there can be no assurances that certain regional subsidiaries of the AXA Group may be deemed a financial conglomerate by local regulators and therefore be subject to this law. The EU is currently considering the adoption of a new directive aiming at applying the “home country control” principle to European reinsurance companies and unifying the regulatory regimes applicable to reinsurance companies throughout the EU.

In addition to other applicable regulatory requirements, in France, Germany, the UK, and certain other European jurisdictions, property and casualty insurers are required to maintain equalization reserves to protect against the impact of large claims and catastrophes. The basis on which these equalization reserves are established is set out in the local country regulations based on pre-established formulas applicable to certain lines of business and may be capped at a maximum level.

In addition to the foregoing, there have been various regulatory initiatives within the member states of the European Union relating to, among other subjects, the assessment of capital adequacy, more stringent capital requirements on insurers, the requirement to have appropriate systems and controls to manage the business and prudential regulation. Each of these regulations may have a potential impact on the AXA’s subsidiaries doing business in the jurisdiction where such regulation is enacted.

Various AXA subsidiaries have been subject to regulatory investigations and sanctions from time to time in the various European jurisdictions in which they operate. For a description of certain of these investigations, see “Item 18 – Financial Statements; Note 28 – Litigation.”

United States

In the United States, regulation of the insurance business remains principally at the state level, with AXA’s insurance operations being subject to regulation and supervision by all the various states and territories. Within the United States, the method of regulation varies but generally has its source in statutes that delegate regulatory and supervisory powers to an insurance commissioner. While regulation varies by jurisdiction, most jurisdictions have comprehensive laws and regulations governing approval of policy forms and rates, the standards of solvency that must be met and maintained (including risk based capital measurements), the establishment of reserves, the licensing of insurers and their agents, sales practices by agents, the nature of and limitations on investments, restrictions on the size of risks which may be insured under a single policy, deposits of securities for the benefit of policyholders, methods of accounting, periodic examinations of the affairs of insurance companies, and the form and content of reports of financial condition and results of operations to be filed.

Certain of AXA’s U.S. insurance, broker-dealer, investment adviser and investment management subsidiaries, including AXA Equitable Life Insurance Company ("AXA Equitable"), and certain policies and contracts offered by them are subject to regulation under the Federal securities laws administered by the SEC and under certain state securities laws. The SEC conducts regular examinations of the operations of these companies, and from time to time makes requests for particular information from them. The SEC, other governmental regulatory authorities, including state insurance and securities regulators, and the National Association of Securities Dealers (“NASD”) may institute administrative or judicial proceedings which may result in censure, fines, the issuance of cease-and-

desist orders, the suspension or expulsion of a broker-dealer or member, its officers or employees or other similar sanctions. AXA Financial’s broker-dealer subsidairies and its other subsidiaries have provided information and documents to the SEC, NASD and other regulators on a wide range of issues, including supervisory issues, market timing, late trading, valuation, suitability, replacements and exchanges of variable life insurance and annuities, collusive bidding and other inappropriate solicitation activities, “revenue sharing” and directed brokerage arrangements, investment company directed brokerage arrangements, fund portfolio brokerage commissions, mutual fund sales and marketing and “networking arrangements”. Fines and other sanctions could result from pending regulatory matters.

Several U.S states, including New York, regulate transactions between an insurer and its affiliates under insurance holding company acts. These acts contain certain reporting requirements and restrictions on provision of services and on transactions, such as asset transfers, loans and shareholder dividend payments by insurers. State insurance regulators also have the discretionary authority to limit or prohibit new issuances of business to policyholders within their jurisdiction when, in their judgment, such regulators determine that the issuing insurer is not maintaining adequate statutory surplus or capital. Life insurers in the United States are also subject to risk-based capital (“RBC”) guidelines which provide a method of measuring the adjusted capital (statutory capital and surplus plus asset valuation allowance and other adjustments) that a life insurance company should have for regulatory purposes taking into account the risk characteristics of the company’s investments and products. AXA Equitable and AXA’s other U.S. life insurance subsidiaries expect that the statutory surplus will continue to be in excess of the minimum RBC levels required to avoid regulatory action.

In addition, a number of states in the U.S., including New York, California and Florida, have enacted legislation requiring disclosure of extensive information concerning Holocaust era insurance policies sold in Europe prior to and during the Second World War. While these statutes vary and certain of them provide exemption for companies such as AXA that participate in the International Commission on Holocaust Era Insurance Claims, the ultimate sanction under certain of these statutes for failure to disclose the required information is revocation of an insurer’s license to engage in the insurance business in the concerned state. Although each of AXA’s U.S. insurance subsidiaries intends to comply with these laws with respect to its own activities, the ability of AXA and its European affiliates to comply may be impacted by various factors including the availability of relevant information after more than 50 years and privacy laws in effect in various European countries. Any failure to comply with these laws could result in state regulatory authorities seeking to take enforcement actions against AXA and its U.S. affiliates, including AXA Equitable Life Insurance Company. Litigation challenging the validity of the California legislation concluded on June 23, 2003, when the U.S. Supreme Court struck down California Holocaust law, on the grounds that the law violates the U.S. Constitution because it interferes with President’s conduct of U.S. foreign policy. Since that decision, various federal legislative initiatives similar to the Californian legislation have been introduced in the U.S. Congress. To date, none of these initiatives have been enacted. Management cannot predict with certainty, however, whether such federal legislative initiatives may be adopted in the future or whether U.S. insurance regulatory authorities may undertake new legislative, regulatory or related initiatives in connection with these matters. For additional information on these matters, see Note 28 “Litigation” in AXA’s consolidated financial statements included in Item 18 of this Annual Report.

U.S. federal and state privacy laws and regulations impose restrictions on the use and disclosure of customer information by financial institutions. Legislation imposing additional restrictions on the use and disclosure of customer information is currently pending in the U.S. Congress and in a number of state legislatures. These laws, regulations and legislation, if enacted, could impact AXA’s ability to market its products or otherwise limit the nature or scope of AXA’s insurance and financial services operations in the U.S.

Although the U.S. Federal government generally does not directly regulate the insurance business, many federal tax laws affect the business in a variety of ways. There are a number of existing, newly enacted or recently proposed legislative initiatives, including Federal tax initiatives that may significantly affect AXA’s U.S. life insurance subsidiaries, such as the 2001 legislation providing several years of lower rates for estate, gift and generation skipping taxes (“GST”) and a one year of estate and GST repeal (in 2010) before a return to 2001 rates for the year 2011, or the 2003 reductions in income tax rates on long-term capital gains and qualifying corporate dividends. Recently, legislation has been proposed regarding accelerating and making permanent the repeal of the estate and generation skipping taxes. If enacted, this legislation would have an adverse impact on sales and surrenders of life insurance in connection with estate planning. Other provisions of recently enacted and proposed legislation and U.S. Treasury regulations relate to the business use of life insurance, split-dollar arrangements, creation of new tax favored savings accounts and modifications to nonqualified deferred compensation plan and qualified plan rules. These provisions could adversely affect the sale of life insurance to businesses, as well as the attractiveness of qualified plan arrangements, cash value life insurance and annuities. The U.S. Congress may also consider proposals such as Social Security reform or comprehensive overhaul of the Federal tax law, which, if enacted, could adversely impact the attractiveness of cash value life insurance, annuities and tax qualified retirement products. Management cannot predict what other proposals may be made, what legislation, if any, may be introduced or enacted or what the effect of any such legislation might be.

Various AXA subsidiaries have been subject to regulatory investigations and sanctions from time to time in the various U.S. jurisdictions in which they operate. For a description of certain of these investigations, see “Item 18 –Financial Statements; Note 28 – Litigation.” Following investigations by state attorney generals, state insurance commissioners of collusive bidding and revenue sharing practices and practices associated with replacements and exchanges of life insurance and annuities, legislatures have adopted or are considering adopting legislations and it is likely that there will be further initiatives in the future.

Asia-Pacific and Other Jurisdictions

The other jurisdictions in which AXA operates, including those in the Asia-Pacific region, also have comprehensive regulatory schemes and AXA must satisfy the local regulatory requirements in each of these jurisdictions. In general, insurance licenses issued by local authorities are subject to revocation and/or modification by those authorities. Consequently, AXA’s insurance subsidiaries could be prevented from conducting business in certain of the jurisdictions in which they currently operate should they not meet such local regulatory requirements. In addition to licensing requirements, AXA’s insurance operations in these jurisdictions are also generally regulated with respect to currency, policy terms and language, amount and types of security deposits, amount and type of reserves, amount and type of local investment and the share of profits to be paid to policyholders on participating policies. In certain jurisdictions, regulations governing constitution of technical reserves and similar regulations may prevent payment of dividends to shareholders and/or repatriation of assets.

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

Alliance Capital and certain of its subsidiaries as well as certain U.S. subsidiaries of AXA Investment Managers and AXA Equitable Life Insurance Company are investment advisers registered under the United States Investment Advisers Act of 1940 (the “Investment Advisers Act”). Each of Alliance’s U.S. mutual funds is registered with the SEC under the U.S. Investment Company Act of 1940 (the “Investment Company Act”) and the shares of most of these funds are qualified for sale in all states in the United States and the District of Columbia, except for U.S. funds offered only to residents of a particular state. Certain subsidiaries of Alliance Capital and AXA Equitable Life Insurance Company are also registered with the SEC as transfer agents and broker-dealers that are subject to minimum net capital requirements. Transactions between AXA Equitable and Alliance Capital are subject to applicable provisions of the New York Insurance Law and transactions between AXA Investment Managers and its insurance company clients are subject to various insurance law regulations of the various jurisdictions where these clients are domiciled. These regulations generally require diversification of invested assets, impose limitations on investments in certain asset classes and also generally require that the terms of transactions between the investment manager and its client be fair and equitable, that charges or fees for services performed be reasonable and that certain other standards be met. Fees must be determined either with reference to fees charged to unaffiliated clients for similar services or, in certain cases, which include ancillary service agreements, based on cost reimbursement. In addition, under the New York Insurance Law and regulations certain investment advisory agreements and ancillary administrative services agreements between AXA Equitable and Alliance Capital are subject to approval by the New York Superintendent of Insurance within a prescribed notice period.

Other

As a publicly-traded company listed both on Euronext Paris and the New York Stock Exchange, AXA is subject to numerous laws, rules and regulations governing a variety of matters. These include (i) timely and accurate disclosure of information to investors, (ii) presentation of financial information in accordance with both French GAAP and U.S. GAAP requirements, (iii) restrictions on presentations of non-GAAP measures in the U.S., auditor independence requirements (including prohibitions on auditors furnishing certain types of non-audit services), (iv) numerous corporate governance requirements (including independence requirements for audit committee members), (v) certification of certain public reports by AXA’s Chief Executive Officer and Chief Financial Officer, and (vi) requirements to evaluate, document, and report on AXA’s internal accounting and disclosure controls and procedures. The scope and impact of these requirements on the day-to-day operations of AXA has increased significantly over the past years with the adoption of the Sarbanes Oxley Act in the United States in 2002 and the adoption of similar legislation in other jurisdictions, including the Financial Security Law (la loi de securite financiere) in France in 2003. While the spirit of these laws is very similar, their technical requirements sometimes conflict. Management has devoted very substantial resources to insure compliance with both the letter and spirit of these laws over the last two years and anticipates that considerable resources will continue to be devoted to this area in the future.

A new ordinance was adopted in 2004 that modernizes many aspects of French securities laws, most significantly by simplifying the rules applicable to the issuance of new securities by listed companies and expanding the types of securities that can be issued by French companies.

Additional information on regulatory matters

A more detailed description of certain matters involving AXA Financial, Inc. and its subsidiaries (including AXA Equitable Life Insurance Company and Alliance Capital) is included in the Annual Reports on Form 10-K for the year ended December 31, 2004 and subsequent reports on Form 10-Q, respectively, of AXA Financial, Inc. (SEC file no. 1-11166), AXA Equitable Life Insurance Company (SEC file no. 0-25280) and Alliance Capital (SEC file no. 1-9818) filed with the SEC (collectively, the “Subsidiary SEC Reports”). The Subsidiary SEC Reports are publicly available and copies can be obtained through the SEC’s EDGAR system (www.sec.gov/edgar), at the SEC’s public reference rooms at 450 Fifth St., N.W., Washington, D.C. 20549 or at the SEC’s other public reference rooms in New York and Chicago, or on the websites of these subsidiaries.

Property

The Company’s headquarters are located in an office building located at 25 Avenue Matignon 75008 Paris, France, which is owned by an affiliate of the Company. In addition to its registered head office, the Company has staff in other locations around Paris including at 21 and 23 Avenue Matignon 75008 Paris, France. The Company also has major operating subsidiaries with headquarters located in other countries including France, the United States, the United Kingdom, Japan, Germany, Southern Europe, Belgium and Australia. The headquarters of these subsidiaries are held on either a leasehold or a freehold basis.

AXA also holds numerous investment properties in connection with its insurance and financial services operations.

Item 5: Operating and Financial Review and Prospects

You should read the following discussion together with AXA’s audited consolidated financial statements and the related notes included in Item 18 of this Annual Report. The audited consolidated financial statements have been prepared in accordance with French GAAP, which principles are described in note 2 to the consolidated financial statements. French GAAP differs in certain material respects from U.S. GAAP. A summary of the material differences between French GAAP and U.S. GAAP relevant to AXA, and additional U.S. GAAP disclosures are provided in notes 33 and 34 to the consolidated financial statements.

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

Overview

The Operating and Financial Review and Prospects item provides certain information on markets for the current year and a discussion and analysis of AXA’s operating performance for the years ended 2004, 2003, and 2002 as reported under French GAAP with certain additional U.S. GAAP commentary as set out below.

  The information on the market conditions applicable to the current year focuses, mainly on the financial markets and insurance markets conditions for the main countries in which AXA operates.
  In addition, main operating highlights of the year are specific to AXA, we provide a summary of the principal acquisitions and disposals and capital and financing operations that occurred during the year, as well as any important events subsequent to December 31, 2004.
  An overview of critical accounting policies is provided setting out the accounting policies that use assumptions and estimates to prepare the consolidated financial statements.

The “consolidated operating results” section is based on French GAAP financial statements and is composed of two main parts: (i) Group gross consolidated revenues for the year ended December 31, 2004 compared to December 31, 2003, and for the year ended December 31, 2003 compared to December 31, 2002, for the Group and by operating segment; and (ii) Group consolidated results for the year ended December 31, 2004 compared to December 31, 2003, and for the year ended December 31, 2003 compared to December 31, 2002 for the Group and operating segment. In addition, specific commentary and analysis is provided for each operating segment i.e. Life & Savings, Property & Casualty, International Insurance, Asset Management and Other Financial Services, as well as Holdings Companies non-operating segment. In addition, for each insurance operating segment, general accounts investment results are provided for the principal accounts assets.

Additional information is provided in the “Liquidity and Capital Resources” section, describing AXA’s operations sources and uses of funds, solvency margin requirements, supplementary information on contractual obligations and specific information relating to off-balance sheet arrangements, and consolidated cash flow for the year ended December 31, 2004 compared to December 31, 2003, and for the year ended December 31, 2003 compared to December 31, 2002.

Information is also provided under “Other Matters” specific to (i) impairment of investments, and (ii) a reconciliation from French GAAP to U.S. GAAP.

Finally a glossary of certain technical terms is provided at the end of this section.

Insurance and Asset Management markets

Life & Savings

France. According to the Fédération Française des Sociétés d’Assurance (FFSA), the French Life & Savings market growth amounted to +9% at the end of full year 2003, driven by a 13% increase in general account premiums, partly offset by a 7% decrease on unit-linked contracts. In 2004, the increase in gross premium has been estimated to 13% due to a strong increase in gross premium on unit-linked contract estimated to +32% and an estimated increase of 9% in general account premiums. More than one million accounts of the new retirement “P.E.R.P.” (Plan d’Epargne Retraite Populaire) product have been opened corresponding to a gross premium of €340 million at the end of November.

United States. In 2004, U.S. investors responded favorably to a second year of positive returns in the U.S. equity markets with continued net inflows to long-term mutual funds and increased sales of equity linked insurance products. Short-term interest rates began to rise as the Federal Reserve tightened monetary policy through a series of increases in the federal funds target rate, while market determined long-term interest rates remained low. In the annuity market, industry sales of variable annuities were up 3%, driven by stronger equity markets and the popularity of guaranteed benefit riders. Industry fixed annuity sales decreased 2% as a result of low interest rates and heightened competition. In the life insurance market, variable life insurance sales declined with industry variable life sales down 5% from 2003. The variable life business generally lags the movement in the equity market. Sales of life insurance products with fixed returns, such as universal life, remained strong in 2004 with industry universal life sales up 14%1. Fixed whole life insurance sales decreased 1%, while term insurance sales increased 7% from 2003. Total long-term stock, bond and hybrid fund net inflows were $210 billion for 2004, compared with $216 billion for 2003, however, stock and hybrid fund net inflows increased 17% and 31%, respectively2.

(1)	Industry Sales Results are from LIMRA for the twelve months ended December 31, 2004 compared to the corresponding period of 2003.
(2)	Net long-term mutual funds statistics from Investment Company Institute December 31, 2004.

United Kingdom. New annualized business (new regular premiums plus 10% of single premiums) was 3% higher in 2004 following a 12% fall in new business in 2003. The principal growth area was Group Pensions and Offshore Bonds, whilst volumes of single premium pension business declined. The growth in sales of investment products is, in part, a reflection of improved stock market performance which has seen some increase in investor confidence. In the second half of 2004 companies began the process of positioning themselves to exploit opportunities in the run up to Pensions Simplification A-Day in April 2006. The regulators announced the launch date for “Sandler products” (April 2005) which will include a medium term investment product and a pensions product. These products will have a 1.5% price cap for the first 10 years. Independent financial advisers continued to be the principal sales channel in 2004 accounting for around 70% of new business. The distribution landscape will change in 2005 with the introduction of depolarization and the creation of new categories of intermediary.

Japan. Some positive economic growth, prospects to an end to deflation, an increase in interest rates and a progressive rise in stock prices have all contributed to stability and contentment in the industry. Japan’s life insurance market experienced a premium income growth of 1.7%, reaching 25.96 trillion yen in the Japanese fiscal year 2003 and marking the first rise in total premiums in the past six years. This upswing is largely owed to the individual annuity business through bank channels, which has contributed to approximately over 3 trillion yen of inflow since the deregulation commenced in October 2002. Stability in the financial markets have generally improved the performance of many insurers as well as their solvency and credit standing, as markets were 50% higher than the previous year-end. However, a large part of the industry continues to face declines in policies in-force, mainly because of a weak new business environment for traditional products due to the fact that a growing number of policyholders have reduced death benefits to cut premiums in an effort to curb household spending and that surrender & lapse rates remain high.

Foreign insurers have gained market share, reaching 21%, up from 17% of the previous year in terms of premium income.

Australia/New Zealand. The savings related investment sector continued to be a growth area due to the ageing population and continued government support for self-funded retirement. The mutual funds and advice business also experienced significant growth across 2004 as driven by a return of investor confidence and the strong equity performance in the Australian market which led to growth in the retail market of 16%. At least 80% of the Australian retail wealth management inflows come through funds administration platforms. The Australian Life Insurance market has increased by 11%1.

Hong Kong. The economy continued to grow following the adverse market conditions experienced in early 2003, in particular the outbreak of SARS and depressed investment markets. The economy continued to benefit from increasing numbers of mainland Chinese visitors, which are predicted to increase from 12 million in 2004 to 20 million in 2005. The Life insurance market has showed strong growth, for the 9 months to September 2004, with the individual life new business annual premium equivalent up 28% compared to the same period in 2003 including strong growth from bank distribution. Following the weak investment markets in the first half of 2004 (the Hang Seng Index decreased by 2%), there was a strong recovery in the second half of 2004, with the Hang Seng Index increasing by 16%.

(1) Source: Plan for Life (retail FUA excl cash) Sept. 2004.

Germany. The market experienced in 2004 a surge of the sales of new endowment policies, which will benefit from the old tax regime for regular premiums paid in subsequent years. Starting from 2005 new products will come on the life insurance market, which will be subject to the new tax act effective January 1, 2005. Under this new law, endowment policies will loose their exemption from taxation and unit-linked products will be less attractive to investors. On the other hand, special annuity products will benefit from advantageous tax treatment.

In 2004, according to initial estimates issued by the association of German insurers (GDV), new business from regular premiums grew by 41.4% to €11.4 billion, whereas single premiums decreased by 15.2% to €7.2 billion.

Ongoing difficulties of the public health insurance system contributed to the growth of private health insurance (by € 24.6 billion, +7.4% growth for 2004, according to a forecast by the GDV).

Belgium. After a 2003 high growth year, the collection of insurance and saving increased by about 4.5%. Growth should be restored on the unit-linked market after significant drop since 2001 while non unit-linked market should remain flat. Bank savings accounts increased by 12.3%.

Southern Europe. In 2004, the Spanish market grew by 5.2% in the first 9 months of the year. 2004 was impacted by the rising of housing prices that limited the capacity to save and by changes in the tax regulation which resulted in levelled tax advantages for mutual funds versus unit-linked policies. In Italy, agents primarily drove the growth (by +28%) mainly due to the success of both individual and group guaranteed unit-linked and traditional saving products. In Portugal, market increased by 14.4% in 2004, driven by Investment & Savings product non-unit linked (which grew by +14.5%1).

Property & Casualty

France. The French property and casualty market has experienced five consecutive years of growth since 1999. In 2004, the growth reduced slightly to an estimated 4%. The estimated growth amounted to +3% in motor (+5.3% in 2003), +6% in Household (+6.2% in 2003) and +3.5% in commercial property (+13.4% in 2003).

United Kingdom & Ireland. Underwriting conditions have generally been tougher during 2004, with rating increases harder to carry. Nevertheless, written premiums grew by 7% across the business. In commercial lines, rate increases continued to be harder to achieve, particularly for large cases and new business. Small and medium enterprises renewals held up well in 2004. Commercial Property & Casualty price increases were 7% over the year, with fleet prices stable. In personal lines, household and motor rates remained relatively flat. Across the year, most carriers continued to benefit from benign conditions in 2004 with no major weather events. In Ireland, competitiveness on the motor business has significantly increased and led to a fall in average premium.

Germany. In 2004, total business2 increased by 1.8% (€55.4 billion). The decrease in claims expenditures slowed down compared to 2003 (–1.4%). In motor, the largest Property and Casualty business, gross written premiums (covering 40% of total Property & Casualty) increased slightly by 0.5% to €22.4 billion. Claims paid for current year (all motor aggregated) decreased by 1.1%. Property is the second largest Property & Casualty business with

(1)	Source APS, provisional figures.
(2)	Source: association of German insurers (GDV): estimation.

€9.8 billion gross written premiums (+2.0%). Claims expenditures relating to Property decreased again, although not as strongly as in 2003 (–2.4%). Gross written premiums in general liability lines increased by 3.5% to € 6.5 billion. In Accident, gross written premiums increased by 3.0% to €6.0 billion.

Southern Europe. In 2004, the Spanish market grew by 9.0% in the first nine months of the year amidst a stable economic environment. This growth was partly supported by record car sales, which rose substantially by 9.8%, thus helping the motor insurance sector to increase by 6.1%, despite aggressive market pricing initiated during the second half year 2002. First steps towards a “zero-tolerance” policy on the roads helped to reduce the number of road accidents by 11.8%. Multi-risk and health businesses increased respectively by 10.7% and 9.9%. In 2004, Italy, in a market that is still very traditional, oriented towards motor business (60% of the volumes). The implementation of the “patente a punti” (driving license with decremented points in case of driving offence) lead to a significant decrease in frequency (–2.2% on twelve months at the end of September1) and lower average costs. In this context, some companies started to review their premium rate downward (–1.6 pt on new business). In Portugal, market increased by 3.5% as compared to December 2003 driven by the 4% motor business growth2.

Belgium. Competition remained tough on the Belgian market, with an estimated growth of 4.6% in 2004. This significant increase, compared to an average annual growth of 3% for the last 10 years, is sustained by motor (+5.4%), which makes out 34% of total Property & Casualty, and household (+4.4%), as a result of rate increases. The workers’ compensation market showed only a slight growth of 0.2% in 2004 due to the shrinking employment market.

International Insurance

On the Reinsurance market, after the very low claims experience in 2002 and 2003, prices were almost stable in major lines of business and the capacity was relatively abundant. Competition amongst reinsurers is notably coming from the Bermudian companies whose part in the world reinsurance market has become preponderant. Property, marine and aviation showed stable or slightly decreasing rates and signings were often lower than expected especially in Europe. Motor and casualty benefited from additional rate increases.

On the Large Risks Insurance market, further rate increases and restructuring of large Corporate Insurance programs were conducted especially in liability and to a lesser extent in marine. On the other hand, property and aviation markets softened, in the context of a favorable claims experience.

In these activities, 2004 claims experience was characterized by a high level of major losses, notably as the United States were hit by 4 hurricanes. Other severe natural events also occurred in 2004 such as the Songda typhoon in Japan and the Asian tsunami on December 26, 2004.

Asset management

In 2004, the industry benefited from the continued growth of equity markets (+9% for the S&P 500 American equity index, +13% for the MSCI global equity index) combined to the good performance of fixed-income assets.

Continuing a trend started in 2003, investors are attracted by the prospects of higher returns following years of declining equity markets, but with an increased demand for advice and alternative investments.

(1)	Source “Focus” ANIA: RC Auto.
(2)	Source APS, provisional figures.

Market conditions in 2004

Financial markets

In 2004 and for the second year in a row, the financial markets continued to grow, with the “MSCI World index1” posting a gain of 13% (compared with a gain of 30.3% in 2003).

This positive performance occurred against a backdrop of buoyant business conditions. Global economic growth was 4.4% for the United States, 3% for Japan, 1.8% for the Eurozone and 7.6% for emerging Asia.

This strong global expansion drove up commodity prices, particularly oil. Naturally, this brought inflation back, although moderately, above the thresholds of 3% in the United States and 2% in the Eurozone.

Stock Markets

Stocks markets were the best performers in 2004, posting a growth of 29.6% for the MSCI dollar for developed Asia ex-Japan and of 26% for the MSCI dollar for the emerging countries. In Europe, Stoxx 50 rose by 6.9%, FTSE by 7.5% and CAC 40 by 7.4%, while the US S&P 500 was up 9% and the Japanese Nikkei advanced by 7.6%.

Bond markets

In 2004, the bond markets behaved well in the context of sustained world growth, a falling dollar, and sharply rising oil prices.

Yields on U.S. 10-year treasuries remained broadly unchanged. On the contrary, in Europe, yields on 10-year maturities government bonds fell by 63 bp in the Eurozone and by 23 bp in the United Kingdom. In a context of improving balance sheet and default rate, high yield investments had a very good year as demonstrated by the five-year maturity high yields bonds which returned double digit global performance.

Exchange rates

In 2004, the Euro emphasized its appreciation against other currencies, especially against the US Dollar (+7.9%), the Yen (+3.3%). The Euro remained stable against the Sterling.

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

(1)	Morgan Stanley Capital Index, a market capitalization index designed to measure global developed market equity performance.

For information purposes and in respect of AXA’s principal non-Euro-based life insurance operations, an analysis is provided below to provide an indication of the impact of foreign currency fluctuations on premium growth.

	U.S.	UK	Japan

Premium growth in original currency (2004 vs 2003)	3%	5%	(6%)
Foreign exchange impact	(9%)	2%	(2%)
Premium growth as reported in Euros	(6%)	7%	(9%)

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

Some additional information about the impact of foreign currency fluctuation on shareholders’ equity are provided in note 34 (a) to the consolidated financial statements, in Item 18 of this Annual Report.

December 31, 2004 Operating Highlights

Main events

Executive summary

AXA’s key businesses continued to record very strong operating performances while maintaining their growth potential.

  Life & Savings new business contribution improved by 40% to €943 million, or +43% at constant exchange rates, and assets supporting contracts with financial risk borne by policyholders increased 13% to €114 billion, up 17% at constant exchange rates, confirming a return to favor of unit-linked products.
  Property & Casualty combined ratio improved by 2.1 points to 99.3%.
  International Insurance business was resilient, despite an unprecedented year for natural catastrophes, with earnings up €85 million to €227 million in 2004.
  Assets under management were up 12% to €869 billion at year-end 2004, or +16% on a constant exchange rate basis, benefiting from strong net inflows of €34 billion, as well as market appreciation.

Significant acquisitions and disposals

Acquisitions

On January 23, 2004, AXA acquired from BBVA group its 50% stake Hilo Direct Seguros y Reaseguros S.A. (“Direct Seguros”) for a purchase price of €49 million. Following this transaction, AXA now holds 100% of Direct Seguros. The related goodwill was €28 million, to be amortized over 30 years.

On January 23, 2004, AXA Holdings Belgium acquired the 50% stake of La Poste (Belgium company) in Assurances la Poste Vie and in Assurances la Poste Non Vie for a purchase price of €9.4 million. Following this transaction, AXA Holdings Belgium now holds 100% of Assurances la Poste Vie and of Assurances la Poste Non Vie. The related goodwill was €3.2 million, fully amortized over the first half year of 2004.

On March 18, 2004, AXA RE bought from BNP PARIBAS the remaining 21% minority interests in its subsidiary AXA RE Finance. Following this transaction, AXA RE now holds 100% of AXA RE Finance. The purchase price was €55 million, and the related goodwill was €8 million, fully amortized during the first half of 2004.

On July 8, 2004, AXA announced that, following the receipt of all required regulatory approvals and the satisfaction of all conditions to the merger agreement, AXA Financial, Inc. completed the acquisition of the MONY Group, Inc. (“MONY”), for a total consideration of $1.48 billion (€1.3 billion). As a result of the acquisition, MONY is now a wholly owned subsidiary of AXA Financial. The related goodwill, to be amortized over 30 years, and value of business in force for the transaction were respectively $672 million and $573 million net of tax.

In connection with Alliance Capital’s acquisition of the business of Sanford Bernstein in 2000, AXA Financial entered into a liquidity agreement with the former shareholders of Sanford Bernstein pursuant to which such shareholders have the right to put to AXA Financial in any one period up to 20% of the original Alliance Capital units issued to them at the time of the acquisition. In 2004, the former shareholders of Sanford Bernstein exercised their rights to sell 16.32 million Alliance Units (8.16 million Alliance Units in March and December). As a consequence, the ownership interest of AXA Financial in Alliance Capital at December 31, 2004 increased by 5.8% from 55.5% to 61.3%. These transactions generated an exceptional profit of €112 million, as a result of the partial release (€420 million) of the provision set up in 2000 to offset the dilution gain resulting from the acquisition of Sanford Bernstein, Inc, partly offset by the amortization over the period of the additional goodwill generated by the transaction (€308 million at average exchange rate).

Effective January 1, 2004 the policyholder-owned Long Term Fund of Sun Life Assurance Society plc sold AXA Isle of Man Ltd to a shareholder-owned subsidiary of AXA Sun Life Holdings plc, for a total purchase consideration of €89 million. This transaction generated a goodwill of €21 million, entirely amortized over 2004, and a value of business in force of £80.4 million or €114 million instead of pre-existing DAC (Deferred Acquisition Costs) balance of €113 million.

Disposals

On January 2, 2004, AXA concluded the disposal of its insurance brokerage activities in the Netherlands, Unirobe, through the means of a management buy-out. Sales proceeds amounted to €126 million, and the related capital gain was €104 million.

In June 2004, AXA Germany completed the sale of its building society AXA Bausparkasse to BHW, a German competitor specialized in savings plans for the financing of the purchase of real estate properties, which resulted in a net capital loss of €–25 million (net group share).

In October 2004, AXA Insurance UK sold the right to renew of its direct business to RAC plc. The net realized gain from the sale was €12 million.

On October 28, 2004, Alliance Capital Management Holding L.P. (“Alliance Holding”) and Alliance Capital Management L.P. (“Alliance Capital”) announced that Alliance Capital and Federated Investors, Inc. reached a definitive agreement for Federated to acquire Alliance Capital’s cash management business. The transaction is expected to close during third quarter 2005 or before.

On December 1, 2004, AXA Zorg, subsidiary of AXA in the Netherlands operating in the Health and Disability Insurance business completed the sale of its health portfolio to Achmea for a total consideration of €7.5 million. This sale resulted in a realized gain of €3.2 million, net of restructuring provision.

In December, 2004, AXA Belgium Holdings completed the sale of Crealux, a subsidiary which operated in Luxembourg for a total consideration of €87.6 million. This sale resulted in a realized gain of €17 million.

Capital and financing operations

Financing operations

In 2004, AXA issued, under its €5 billion Euro Medium Term Notes program, subordinated debt totaling €1 billion of which (i) callable undated subordinated debt: $150 million in January and $225 million in February 2004 (in two private placements in Europe and Asia) and €125 million in April 2004 (private placement in Europe); (ii) in October and December 2004, respectively €375 million and €250 million undated deeply subordinated notes (“Titres Super Subordonnés”). By partly anticipating the refinancing of debts maturing in 2005 and there after, these issues allowed the Group to benefit from very favorable and unprecedented credit spread conditions and to improve its liquidity by further extending the average maturity of debt and by strengthening hybrid capital through non-dated subordinated issues.

In July 2004, AXA SA and AXA Financial entered into a combined €3.5 billion revolving credit facility and $650 million standby letter-of-credit facility. The facilities will initially be due July 2009 with 2 one-year extension options. The facilities replace AXA S.A.’s €3 billion syndicated credit facility maturing July 2005 and include U.S. commercial paper backup and letter-of-credit facilities. The new facilities enhance the Group’s liquidity profile and reflect the favorable conditions currently prevailing in the European credit market.

Capital operations

As the result of successful completion of the merger of MONY with AXA Financial Inc., the ORANs1 issued by AXA in September 2003 to finance the MONY acquisition were redeemed in shares, with one new ordinary AXA share issued for each ORAN, i.e. a total issuance of 110,245,309 new AXA shares on July 22, 2004. Each ORAN holder received in addition, on July 22, 2004, a “Final Interest” amount equal to Euro 0.38 per ORAN, i.e. the equivalent of the dividend paid by AXA on its ordinary shares on May 3, 2004.

For several years, the AXA Group has been offering to its employees in and outside of France, the opportunity to subscribe for ordinary shares issued by way of a capital increase reserved to employees. In 2004, employees invested a total of €255 million (with €22.5 million in August and €232.1 million in December, leading to a total issuance of 18.9 million new AXA ordinary shares). As of December 31, 2004, the total number of ordinary shares in issue amounted to 1,908 million. Employee shareholders held approximately 5.11% of the outstanding ordinary shares as of December 31, 2004 versus 4.74% as of December 31, 2003.

(1) Bonds redeemable either in shares or in cash (“Obligations Remboursables en Actions ou en Numéraire”).

As part of an overall rebalancing of the hedge of its purchase stock option plans, AXA Financial, Inc purchased on November 22, 2004, approximately 25.5 million call options on AXA ADRs, for a total of $89 million. The purpose of the hedge is to protect the Group against an increase in the AXA share price and a depreciation of the U.S. dollar versus the Euro. As a consequence of this rebalancing of its hedging strategy, the AXA Group sold 6.7 million of treasury shares for a total amount of €120 million.

Hedging

Interest rates

The hedging policy is defined in order to monitor the medium term financial expenses variability and consequently to protect its future levels. Interest rates variability is hedged through interest rates swaps and caps mainly.
At 31 December 2003, interest rate sensitivity analyses showed that a 100 basis point upward shift in the yield curve would lead in a fall in economic value of €0.5 billion.
At 31 December 2004, without any major change in the method used, this analysis showed a fall in economic value of €0.7 billion. This sensitivity breaks down into negative effects of €0.4 billion for the Property & Casualty business, €0.6 for the Life & Savings business and a positive effect of 0.3 billion resulting from a reduction in the economic value of Group debt.

Exchange rates

In order to calculate AXA’s potential exposure to foreign currency fluctuations, fluctuations of the major foreign currencies are analysed in terms of their impact on Group net income.

In 2004, a 10% increase in the euro against all other currencies would have had an approximately €36 million negative impact on AXA’s net income, taking into account hedging particularly U.S. dollar movements.

The same scenario applied in 2003 could have resulted in a positive impact of €19million on AXA’s net income, (taking account the tax impact).

As a result, we believe the sensitivity of AXA’s income to movements in the euro is relatively limited and stable over time. This results from the quality of hedging on the U.S. dollar, which is the main contributor to Group income after the euro.

In order to further protect the Group balance sheet exposure to the U.S. dollar, $4 billion in hedges have been implemented in the first half year 2004, directly through debt issued in U.S. dollar ($0.375 billion) or synthetically through currency swaps ($3.625 billion) where AXA pays USlibor and receives Euribor.

Other highlights

On October 17, 2004 AXA announced that its conditional proposal to acquire the minority interests in AXA Asia Pacific Holding through a scheme of arrangement announced on August 6, 2004 was withdrawn and terminated following the decision of AXA APH’s Committee of Independent Directors (the “Independent Committee”) not to recommend AXA’s final offer.

Negotiations with the Independent Committee were unsuccessful due to a lack of agreement on price, despite AXA’s offer to raise the price to $4.05 per share fully payable in cash.

The AXA Group remained committed to the Asia-Pacific region and to the Group’s subsidiaries located there. The development of the Group’s activities in this region, where we will continue to invest significantly, remains one of the key axes of our strategy.

Please refer to “Liquidity and Capital Resources” included elsewhere within this section of the Annual Report for further information.

Events subsequent to December 31, 2004

In January 2005, AXA issued, under its €5 billion Euro Medium Notes program, €250 million of undated deeply subordinated notes (“Titres Super Subordonnés”) allowing the Group to improve debt quality and to strengthen hybrid capital, whilst anticipating the refinancing of debts maturing in 2005 and there after.

2004 Dividend

At the general meeting of shareholders of AXA held on April 20, 2005, the shareholders approved a dividend in respect of 2004 of €0.61 per ordinary share, or €1,164 million in the aggregate, based on the number of shares outstanding at December 31, 2004. The approved dividend was paid on April 28, 2005.

Merger of FINAXA into AXA

On April 19, 2005, the Supervisory Board of AXA and the Board of Directors of FINAXA announced their intention to merge FINAXA into AXA. Each Board appointed (a) a committee of independent directors to evaluate the transaction and make a recommendation to its Board on the appropriate exchange ratio between FINAXA and AXA ordinary shares and (b) UBS and HSBC CCF to act as independent experts respectively for FINAXA and AXA and render fairness opinions on the exchange ratio. It is expected that the terms and conditions of the contemplated merger will be approved by each Board by the end of June 2005 and presented to both AXA and FINAXA shareholders for approval before the end of 2005. This merger would simplify the shareholding structure of the AXA Group and increase the proportion of AXA ordinary shares publicly traded. AXA would also become the owner of its trademark which is currently licensed to it by FINAXA. FINAXA currently has 75,591,703 ordinary shares outstanding1 (77,693,701 ordinary shares on a fully diluted basis assuming exercise of all outstanding stock options and conversion of all convertible securities) all of which will be exchanged for AXA ordinary shares upon consummation of the merger. The Mutuelles AXA and FINAXA currently own 20.35% of AXA’s outstanding ordinary shares and 32.20% of AXA’s voting rights. Following the consummation of the merger, Mutuelles AXA, which currently own 2.72% of AXA outstanding shares representing 4.38% of AXA voting rights and 71.69% of FINAXA outstanding shares (69.75% on a fully diluted basis2) representing 80.53% of FINAXA voting rights (79.18% on a fully diluted basis3), would become the principal AXA shareholder, holding less than 14% of AXA ordinary shares representing less than 23% of AXA voting rights.

(1)	Before payment of the dividend of FINAXA in FINAXA shares, as the case may be.
(2)	Idem.
(3)	Idem.

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

The accounting policies that are deemed critical to AXA’s operations results and financial position, in terms of materiality and the degree of judgment and estimation involved are summarized below. The statements below contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act. See “Special Note Regarding Forward-looking Statements” included in the beginning of this Annual Report.

AXA’s principal investments for its insurance related assets are in fixed maturity and equity securities. Under French GAAP, these securities are carried at amortized cost or historical cost unless impaired, whereas under U.S. GAAP these securities are stated at fair value (with changes through Other Comprehensive Income, a component of shareholder’s equity) unless otherwise indicated. The basis for measuring fair value may require utilization of investment valuation methodologies, such as discounted cash flows analysis, if quoted market prices are not readily available. Approximately 16% of AXA’s total investments in debt and equity securities represented unquoted securities at December 31, 2004. The assessment of whether impairment has occurred is based on a security-by-security evaluation and will depend on, but not be limited to, (i) the length of time or the extent to which an unrealized loss position exists, (ii) whether the issuer has been experiencing significant financial difficulties, (iii) factors specific to an industry sector or sub-sector, and (iv) whether AXA intends to hold the security until recovery in value. The level of impairment losses can be expected to increase when economic conditions worsen and decrease when economic conditions improve. Under French GAAP, the scope of an impairment review is based on market volatility, and (i) the recoverable value, which is not, except in certain circumstances, the market value at year end but rather a value determined based on the net worth, future cash flows and specific considerations relating to the industry sector/or activities of the issuer, and (ii) ability and intent to hold the security until the market value recovers. These allowances may be reversed in future periods if the facts, circumstances and information available to management warrant such course of action. Consequently, the assessment of whether impairments have occurred is based on evaluation of the issuer and its future earnings potential, including near-term prospects of recovery. Under U.S. GAAP, the determination of impairment is based on market value at year end and also may include a certain level of evaluation by management in assessing prospects of near-term recovery. Assessing an issuer’s near-term prospects may be difficult and involve many judgments and assumptions. The use of, and changes to, different methodologies and assumptions may have a material effect on AXA’s consolidated operating results under U.S. GAAP as compared to French GAAP.

AXA enters into derivative transactions primarily to hedge interest rate risk, foreign currency risk and change in equity price risk. AXA’s financial results are impacted by (i) changes in fair value of derivatives not qualifying as hedges for accounting purposes, (ii) gains or losses on the hedges, and (iii) hedges not adequately covering the anticipated exposure. As AXA manages its hedging strategies to meet the hedging requirements as set forth under French GAAP basis, certain economic hedging relationships established by AXA could not be designated as qualifying U.S. GAAP hedges and, therefore, such derivatives are accounted for as trading instruments creating additional income statement volatility under U.S. GAAP.

The “Insurance liabilities, gross of reinsurance” is the largest liability in AXA’s consolidated financial statements (57% of total liabilities at December 31, 2004), representing amounts payable under insurance policies, including traditional life insurance contracts, immediate annuities and health insurance contracts. Generally, amounts are payable over an extended period of time and the profitability of the products is dependent on the pricing of the products. The principal assumptions used in pricing these policies and in the establishment of liabilities for future policy benefits are mortality, morbidity, expenses, policy lapse and surrender rates, investment returns, interest crediting rates to policyholders and inflation. The liabilities are based upon assumptions of many inter-related factors including estimates and subjective judgments such as the expected performance of the related invested assets, future asset reinvestment rates, mortality and persistency. AXA reviews its estimates and monitors trends and developments as part of each closing. Changes in such estimates and assumptions may affect the amounts reported and disclosed in future periods. In addition, differences between the actual experience and assumptions used in pricing the policies and in the establishment of liabilities may result in variances in profit and/or losses. Determination of the liabilities in respect of guaranteed minimum income benefit and death benefit features (GMIBs and GMDBs1) is based on models that involve estimates and judgments, including those regarding expected market rates of return and volatility, contracts surrender rates and mortality.

AXA’s insurance liabilities also include unpaid claims and claim expenses (15% of total liabilities at December 31, 2004). The property & casualty claims reserves are determined on a basis to cover the total cost of settling an insurance claim. With the exception of disability annuities, that are deemed structured settlements, the claims reserves are not discounted. The claims reserves include the claims incurred and reported in the accounting period, claims incurred but not reported (“IBNR”) in the accounting period and costs associated with the claims settlement management. The claims reserve is based upon estimates of the expected losses for all lines of business taking into consideration management’s judgment on the anticipated level of inflation, regulatory risks and the trends in cost and frequency of claims, actual against estimated claims experience, other known trends and development, and local regulatory requirements. In addition to the reviews performed at entity level or, eventually, by the local supervisory authorities, overall reserves for claims payable are reviewed at Group level by Risk Management. Since this work is carried out on a large proportion of the portfolio, it makes a major contribution to improving the reliability of estimates.

(1) Guaranteed Minimum Income Benefits (GMIB) and Guaranteed Minimum Death Benefits (GMDB).

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

AXA reviews goodwill arising from business combinations when there is an indication that impairment may have taken place, or at a minimum on an annual basis. At December 31, 2004, the goodwill asset totaled €12,423 million. Indications of impairment include any events or changes in circumstances that indicate that the carrying amount of goodwill may not be recoverable and, therefore, there is an element of judgment in (i) evaluating when the indication of an impairment is significant enough to require a full test to be undertaken, and (ii) determining the fair value to be used to assess recoverability of the carrying value. The valuation techniques include market quotations and expected discounted cash flows taking account of current shareholder net assets value plus future profitability on business in-force and profitability value on future new business. As at December 31, 2004, the goodwill asset impairment test did not indicate that this asset was impaired. However, future tests may be based upon different assumptions and market/economic conditions, which may or may not result in impairment of this asset in future periods. In addition, changes in market, economic or other conditions may affect the value of goodwill. Should impairment occur, any loss could reduce materially the value of the goodwill asset with a corresponding charge recorded against income.

Under French GAAP, valuation allowances are recorded against deferred tax assets unless under an economic approach (based on thorough analysis of future statutory profits) the deferred tax assets are deemed recoverable. U.S. GAAP gives greater weight to previous cumulative losses than the outlook for future profitability when determining whether deferred taxes are realizable.

In respect of Scope of Consolidation, AXA includes in its French GAAP consolidated financial statements the accounts and activities of the holding companies and AXA subsidiaries (see Note 3 to the consolidated financial statements included elsewhere in this Annual Report). Consolidation is based on whether AXA exercises controlling influence, which is presumed when AXA directly or indirectly holds at least 40% of the voting rights and no other shareholder directly or indirectly holds a percentage interest greater than that held by AXA. However, in accordance with French GAAP certain activities involving structured investment transactions, real estate joint ventures and limited partnerships arrangements may not be consolidated if such investments are principally held by AXA’s insurance entities. Under the U.S. GAAP “voting interest model”, consolidation is based on whether AXA has a majority interest based on voting rights (direct or indirectly held) of more than 50%, regardless of whether or not such interest are held by the insurance entities. In addition and in respect of variable interest entities, even though AXA may not hold more than 50% of the voting rights of the entity, AXA may be deemed to be the primary beneficiary and, therefore, may be required to consolidate such investment vehicles under the U.S. GAAP “variable interest model”. The accounting rules for the determination of the primary beneficiary are complex and require evaluation of the contractual rights and obligations associated with each party involved in the entity, an estimate of the entity’s expected losses and expected residual returns and the allocation of such estimates to each party. All significant intercompany transactions and balances except those with discontinued operations are eliminated in consolidation.

Consolidated Operating Results

Since January 1, 2003, the Life & Savings segment does not include any longer the contribution of the UK health activities, which are now presented in the Property & Casualty segment. UK health activities accounted for €1,134 million of gross written premiums, and for €52 million of net income group share in 2002. As a consequence, 2002 figures and commentaries presented here below are based on a constant structural basis.

Consolidated gross revenues

The table below presents gross revenues by segment after the elimination of inter-company transactions for the periods indicated.

CONSOLIDATED GROSS REVENUES (a) (in euro millions)

	Years ended December 31,

	2004	2003	2002

Life & Savings	47,063	46,799	48,586

Property & Casualty	17,852	17,098	15,948

International Insurance	3,371	3,972	5,762

Asset Management	3,087	2,922	3,411

Other Financial Services	791	836	1,020

TOTAL	72,164	71,628	74,727

(a)	After elimination of intercompany transactions.

The following commentary on segment contribution to AXA’s consolidated gross revenues is based on financial data after the elimination of inter-company transactions, as detailed in Note 32 “segment information” in the notes to the consolidated financial statements included in Item 18 of this Annual Report.

Year ended December 31, 2004 compared to year ended December 31, 2003

Consolidated gross revenues for full-year 2004 were €72,164 million. On a comparable basis, revenues grew by 2% compared to full year 2003. On a reported basis, total revenues were up 0.7% from full year 2003 (€71,628 million), mainly driven by organic growth (revenues on a comparable basis up €1.3 billion, or +2%) and MONY’s second half 2004 revenues (€1.0 billion impact, or +1%), partly offset by strength of the Euro versus other currencies (€–1.6 billion impact, or –2%).

Life & Savings

Life & Savings revenues growth was +1%. This increase, on a comparable basis, was mainly driven by France (+9%), United Kingdom (+6%), Southern Europe (+15%), Germany (+2%) and Belgium (+3%). This positive performance was partly offset by a decrease in revenues in the United States (–5%), Japan (–7%) and Australia New Zealand (–14%).

France’s revenue growth was driven by a surge in individual unit-linked premiums and, for group retirement premiums, by new business and renewals of contracts with major companies reflecting AXA’s favorable competitive position. Life and Health premiums benefited from an increase in the number of contracts as well as in premium rates. Sales in the new French retirement PERP product experienced a promising start in 2004 as 140,000 accounts were opened, with AXA being one of the market’s top three players1.

The United Kingdom benefited from a growth in sales of single premium unit-linked bonds and strong sales of Group Pension regular premium business. The growth was partly offset by a decrease in individual pension business reflecting the impact of actions taken in 2003 to improve profitability.

(1) Source : FFSA at the end of November 2004.

Southern Europe1 revenues were pulled up by strong Investment & Savings premiums resulting from a new distribution agreement in Spain for unit-linked contracts and from high single premium new business in Italy.

Germany benefited from a high level of sales on group pension funds (named “PensionsKasse”) and from a growth in unit-linked investment & savings premium, which nearly doubled compared to last year.

Belgium’s revenue growth was driven by strong sales in Crest product lines and unit-linked business and was partly offset by decreases in Group business that resulted from lower single premiums. This decrease in group single premium business was only partly compensated by higher regular premiums.

Excluding the contribution of MONY, the United States revenues showed a decrease by 5%, as increases in first year life premiums (up 25%) and institutional premiums relating to contracts with financial risk borne by policyholders were more than offset by a decrease in variable annuity premiums from a very high level last year. However, variable annuity sales have increased by 19% on average since 2002.

Japan’s revenues decreased by 7%, but were up 8% excluding the impact of group pension transfers and conversions. This increase was driven by a growth (i) in investment & savings premiums (+25%), reflecting strong individual annuity sales in the “bancassurance” channel and (ii) in health premiums (+16%) fuelled by continuing focus of the sales force on strong margin “Key6” products such as Medical Whole Life and Medical Riders.

Australia/New Zealand revenue decreases were due to product substitution into the rapidly growing mutual fund business and the planned reduction in retirement income business. These were partly offset by an increase in protection products (+ 5%).

Property & Casualty

Property & Casualty gross written premiums were up +3% to €17,852 million, with Personal and Commercial lines growing 4% and 6%, respectively, as the Group attracted new clients and favorable pricing persisted in most business lines. This was partly offset by further restructuring in other lines, primarily in Germany.

Personal lines (59% of the P&C premiums) showed overall growth of 4%.

Motor revenues (+3%) improved in most countries, due to moderate tariff increases and strong positive net inflows, especially in France (+154,000 policies), Germany (+139,000 policies), and Southern Europe (+159,000 policies). As a result, motor revenues in France grew 5%, above estimated2 market trend. Motor revenues for UK, including Ireland, were down 18%, as a result of AXA’s continued underwriting discipline amidst softening market rates, the planned reduction in UK Personal Direct prior to its sale to RAC in October 2004 and the decrease in Ireland average premiums following rate reductions in 2003 and in 2004, reflecting an improved claims environment and risk selection.

Non-motor activities rose 5%, mainly driven by strong growth in the UK (+23%) led by the increase in new business from Corporate Partners and intermediaries in Personal Household and Creditor. France experienced strong positive net inflows of 83,000 contracts in Household supported by the successful introduction of segmented products.

(1)	From 2004, Italy, Spain and Portugal activities are presented as a single region denominated “Southern Europe”.
(2)	Internal management estimates.

Commercial lines (34% of the P&C premiums) recorded growth of 6% due to continued tariff increases in most business lines and strong new business in non-motor. Growth was +9% at AXA France, with the main lines of business registering increases in premiums above estimated market trends.

Commercial motor revenues increased by 4%, mainly driven by Southern Europe’s renewals of fleet contracts, France’s selective rate increases associated with strict underwriting control, and Belgium’s rate increases.

Growth in commercial non-motor revenues of 6% was due to successful tariff increases in most countries, especially in property and liability in France, the UK, and Southern Europe.

Other Lines (7% of the P&C premiums) decreased by 3% mainly driven by a sharp decrease in Germany both in assumed business, in line with a reduction of share in the aviation pool and atomic pool, and in foreign activities as they were partly put in run-off.

International insurance

International insurance revenues declined by 6% mainly due to a decrease in reinsurance activities in line with the strategic repositioning of AXA RE implemented in 2002. The aim of this strategy was to reduce the portfolio risk and to exit non-strategic business lines. As a result, the decrease was mainly explained by lower non-life gross written premiums resulting from a sharp drop in assumed business and some re-underwriting of the Marine account. AXA Corporate Solutions Assurance’s revenues decreased by 3%, driven by lower activity in Property (–19%) and the decrease in Marine business (–5%) partly offset by a strong increase in Aviation (+20%) which was negatively impacted in 2003 by SARS and the Iraq war.

Asset management

Asset management revenues increased by 14% to €3,087 million in 2004, benefiting from higher average Assets Under Management (AUM) (+16%), the result of very strong net inflows (€34 billion) and market appreciation, partly offset by the depreciation of the U.S. Dollar versus the Euro.

Other financial services

Revenues from Other financial services increased by 6% which was mainly attributable to the growth of AXA Banque (France) and AXA Bank Belgium revenues.

Year ended December 31, 2003 compared to year ended December 31, 2002

Consolidated gross revenues for the full-year 2003 were €71,628 million, down by –4.1% on a current basis, mainly as a result of the significant appreciation of the Euro mainly against U.S. dollar, Yen and British pound (€–5.5 billion impact or –7.4%). Other scopes differences compared to the same period last year (sale of AXA Austria, AXA Hungary, AXA Australia Health activities, and International insurance business in run-off in the United States) also contributed to the decrease (€–1.4 billion).

On a comparable basis, consolidated revenues were up +5.3%, showing a sustained growth throughout the year.

Life & Savings

Life & Savings revenues growth was +8.5%, with positive performance recorded in most countries, in particular in the United States (+29.1%), Belgium (+25.9%), Germany (+9.2%), France (+4.4%) and Japan (+6.2%); this growth was partly offset by the decrease in the UK (–11.2%) mainly as a result of AXA’s withdrawal from the “With-Profit” bonds market since July 2002, followed by significant reductions in the overall With-Profit bond market, and in Spain (–44%) since 2002 revenues had benefited from large Group single contracts relative to pension fund outsourcing. The U.S. revenues were favorably impacted by the strong sales of the Variable Annuity Accumulator Series launched in April 2002, despite large Institutional premiums relating to contracts with financial risk borne by policyholders related to Equitable Life benefit plans registered in 2002 (excluding this item, revenues grew by +35%). Belgium and Germany benefited from a high level of sales on non-unit linked products, interest-linked products in Belgium and group pension funds in Germany (newly established “Pensionskasse”). Japan revenues growth was driven by continued conversions progress, higher margins on individual health sales, strategic bancassurance agreements, partly compensated by lower Group pension transfers. France benefited from growth in individual general accounts premiums and new Group business.

Property & Casualty

Property & Casualty gross written premiums were up +4%, showing good performance in all major countries, especially in France (+5.9%), the UK (+3.6%). This growth was achieved through successful rates increases and positive net inflows despite the continuing application of strict underwriting policies. Personal lines grew by +3%. This was attributable to both the Motor business (+2%) especially in France, Germany, and Belgium, due to a combination of moderate rates increases and portfolio growth, and the non-Motor business (+4%) mainly in the UK benefiting from new partnerships agreements. Commercial lines also grew by +8%, mainly attributable to France and the UK, due to significant tariff increases in all lines of business, combined with a strict underwriting policy and portfolio pruning.

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

Asset management

Asset management fees, commissions and other revenues were nearly flat at –0.3%, both in Alliance Capital (–0.4%) and AXA Investment Managers (+0.5%), recovering in the second half of the year due to stronger equity markets.

Other financial services

Other financial services decrease in revenues (–19.2%) was mainly attributable to AXA Bank Belgium (–21.8%), as a result of lower revenues on off balance-sheet products, on inter-bank operations and on fixed income portfolio, despite higher volume of mortgage loans.

Consolidated net income

The tables below present AXA’s consolidated operating results and contribution to AXA’s consolidated net income by segment for the periods indicated.

NET INCOME		(in euro millions)

	Years ended December 31,
	2004	2003	2002

Gross written premiums	67,407	67,306	69,723

Bank revenues	791	820	1,012

Fees, commissions and other revenues	3,966	3,503	3,992

Gross revenues	72,164	71,628	74,727

Change in unearned premium reserves	47	320	(382)

Net investment result (a)	25,562	26,935	(8,713)

Total revenues	97,773	98,883	65,632

Insurance benefits and claims	(77,145)	(81,317)	(47,922)

Reinsurance ceded, net	(1,064)	(1,113)	(523)

Insurance acquisition expenses	(6,239)	(5,798)	(5,891)

Bank operating expenses	(454)	(502)	(600)

Administrative expenses	(7,704)	(7,567)	(8,098)

Income before income tax expense	5,167	2,587	2,597

Income tax expense	(1,372)	(536)	(426)

Equity in income (loss) of unconsolidated entities	76	41	23

Minority interests	(321)	(243)	(368)

Goodwill amortization	(1,031)	(844)	(877)

NET INCOME	2,519	1,005	949

(a)	For the periods ended December 31, 2004, 2003 and 2002, the change in fair value of contracts with financial risk borne by the policyholders had impacted the net investment result for respectively €+10,583 million, €+14,949 million and €–17,576 million and benefits and claims by the offsetting amounts respectively.

NET INCOME		(in euro millions)

	Years ended December 31,
	2004	2003	2002

Life & Savings	1,390	671	1,063

Property & Casualty	907	448	(19)

International Insurance	227	142	(176)

Total Insurance	2,524	1,261	869

Asset Management	265	(24)	218

Other Financial Services	22	138	119

Total Financial services	287	115	337

Holding companies	(292)	(371)	(257)

TOTAL	2,519	1,005	949

Year ended December 31, 2004 compared to year ended December 31, 2003

The net income Group Share for the full year 2004 reached €2,519 million, up 151% or a €+1,514 million increase compared to full year 2003. This increase results from improved operational results from our three insurance segments as well as from our asset management segment, combined with a lower invested assets impairment charge.

2004 income included an exceptional profit in Alliance Capital (€112 million) as a result of the partial release (€+420 million) of the provisions set-up in 2000 to offset the dilution gain realized when Alliance Capital acquired Sanford Bernstein. This release was due to the buy-back, in 2004, of €16.32 million private units to the former shareholders of Sanford C. Bernstein, Inc. after they exercised their liquidity put option. It generated an additional goodwill, entirely amortized over 2004 (€308 million).

Goodwill amortization increased by €187 million (or €235 million on a constant exchange rate basis). Apart from the exceptional €308 million charge explained above, goodwill amortisation decreased by €121 million, mainly due to 2003 exceptional amortization of €106 million.

Net capital gains and losses reached €178 million, up €+763 million or €+768 million on a constant exchange rate basis, mainly driven by (i) lower valuation allowance on equity securities and mutual funds (€–783 million to € –261 million), and fixed maturities (€–156 million to €–10 million).

The contribution to AXA’s consolidated net income increase in respect of each operating segment is set out below:

Life & Savings Segment

Net income increased by €719 million (or €795 million at constant exchange rate) to €1,390 million. This improvement was mainly attributable to higher net investment result (excluding change in fair value of assets with financial risk carried by policyholders) notably reflecting increased net investment income and lower impairment charge, and to higher fees and revenues, due to growth and market appreciation. This increase was primarily driven by to Japan (up €423 million), Belgium (up €156 million) and the United States (up €93 million), which benefited notably from the contribution of MONY for the first time (€42 million net).

Property & Casualty Segment

Net income group share increased by €459 million, up to €907 million, mainly coming from Germany (€+215 million) and United Kingdom (€+166 million). Overall, these increases were driven by improved technical profitability, combined with higher volumes of business, and higher investment results driven by both increased invested assets and lower impairment charges.

International Insurance Segment

The contribution to AXA’s consolidated net income improved by €85 million, from €142 million up to €227 million in 2004, mainly attributable to AXA Corporate Solutions Assurance (€+89 million), as a result of improved technical results and significant net capital gains following better market conditions, and AXA Re (€+25 million) reflecting improved technical result in spite of lower net investment result and larger than normal catastrophe losses, these increases being parlty offset by a €-35 million deterioration in other entities.

Asset Management Segment

The contribution to AXA’s consolidated net income in 2004 increased by €289 million to €265 million, mainly attributable to Alliance Capital. This increase was mainly due to (i) the impact of the 2004 exceptional profit related to the exercise by the former shareholders of Sanford Bernstein of their liquidity put option (€112 million net group share impact), and (ii) the charge recorded in 2003 for legal proceedings and mutual funds investigation settlement matters (€124 million net group share impact in our 2003 results).

Other Financial Services Segment

The contribution to net income in 2004 decreased by €116 million to €22 million. This decrease was primarily due to lower net income in AXA Bank Belgium (€–52 million to €29 million), mainly due to lower gains coming from active asset management (€–32 million net of tax) mainly on fixed maturities. Besides, the €76 million decrease in net income from other entities is mostly explained by the positive impact of the 2003 run off development of CFP subgroup.

Holding companies

The activities from the holding companies resulted in a net loss of €292 million, in 2004 as compared to a net loss of €371 million in 2003. The 2004 results mainly include a €104 million realized capital gain on the disposal of Unirobe, Dutch brokerage company, and some non recurring tax benefits in AXA parent company attributable to the merger, in 2004, between Compagnie Financière de Paris and two of its subsidiaries.

Year ended December 31, 2003 compared to year ended December 31, 2002

The 2003 net income reached €1,005 million, or a €+56 million increase compared to 2002, mainly due to higher operating results, partly offset by the unfavorable impact of exchange rates (€–115 million), principally in the Life & Savings segment (€–126 million).

Goodwill amortization decreased by €34 million, favorably impacted by the strengthening of euro against foreign currencies (€+48 million impact), primarily U.S. dollar and Yen. On a constant exchange rate basis, goodwill amortization increased by €14 million.

The contribution to AXA’s consolidated net income increase in respect of each operating segment is set out below:

Life & Savings Segment

The contribution to AXA’s 2003 consolidated net income was €671 million, down by €392 million (or €341 million excluding UK Health business presented from January 1, 2003 in the Property & Casualty segment). This decrease was partly attributable to the unfavorable impact of exchange rates fluctuation (€–126 million, of which €–138 million related to the United States). At constant exchange rates, the decrease was €–215 million. The decrease was mainly attributable to the (i) United Kingdom (€–242 million) driven by a lower technical margin and the impact of 2002 non-recurring tax profits, (ii) Japan (€–206 million) mainly as a result of an additional valuation allowance on deferred tax asset and higher other than temporary impairment on assets, and Germany (€–31 million) due to higher other than temporary impairment on assets. These unfavorable items were partly offset by an improvement in the United States (€+200 million) as a result of higher technical results, and higher net investment gains, and in Hong-Kong (€+85 million) due to higher net capital gains.

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

Holding companies

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

(1) Including UK health activities.

Consolidated Shareholders’ Equity

At December 31, 2004, consolidated shareholders’ equity totaled €26.2 billion. The movement in shareholders’ equity since December 31, 2001 is presented in the table below:

	Shareholders’	Number of ordinary
	Equity	shares outstanding
	(in euro millions)	(in millions)

At December 31, 2001	24,780	1,734

– Capital increase (Employee share purchase program)	254	27

– Exercise of share options	8	1

– Cash dividend	(1,117)	–

– Impact of foreign currency fluctuations	(1,197)	–

– Other	34	–

December 31, 2002 (before net income for the year)	22,762	1,762

– Net Income	949	–

At December 31, 2002	23,711	1,762

– Employee stock purchase program (July and December 2003)	189	15

– Exercise of share options	8	1

– Cash dividends (a)	(680)	–

– Impact of foreign currency fluctuations	(985)	–

– Other (b)	154	–

December 31, 2003 (before net income for the year)	22,397	1,778

– Net Income	1,005	–

At December 31, 2003	23,401	1,778

– Capital increase (Conversion of mandatorily Convertible Bonds - “ORAN”)	1,396	110

– Employee stock purchase program (July and December 2004)	255	19

– Exercise of share options	11	1

– Cash dividends	(676)	–

– Impact of foreign currency fluctuations (c)	(750)	–

– Other	1	–

December 31, 2004 (before net income for the year)	23,639	1,908

– Net Income	2,519	–

At December 31, 2004	26,158	1,908

(a)	Includes the cash dividend paid of €599 million and supplemental tax charge arising from such distribution of €81 million.
(b)	Including €181 million in counterpart of an exceptional amortization of a goodwill which was offset against shareholders’ equity in 1997 at the time of purchase of Germany operations by the Group. This exceptional amortization of goodwill has been posted following the release of a provision set-up at the time of acquisition, this release was due to the disposal, during 2003, of KölnischeRückversichreung JV to General Re.
(c)	The impact of foreign exchange fluctuations are mainly due to the tax effect on hedging for €–530 million (€338 million at January 1, 2004 and €–191 million relating to 2004). Net of hedge, the impacts of exchange rate fluctuations before tax are mainly due to the U.S. (€–110 million), the UK (€–25 million), and Morocco (€–40 million).

Earnings per share (EPS)
	(in euro millions except ordinary shares in millions and net income per share in euros)

	Years ended December 31,
							Var. FY 2004
	2004			2003			versus FY 2003
			Adjusted (a)		As published
		Fully		Fully		Fully		Fully
	Basic	diluted	Basic	diluted	Basic	diluted	Basic	diluted

Net income	2,519	2,519	1,005	1,005	1,005	1,005	–	–

Weighted numbers of shares	1,845.2	1,910.8	1,790.1	1,816.6	1,763.7	1,790.1	–	–

Net income Per Ordinary Share	1.37	1.32	0.56	0.55	0.57	0.56	143.2%	138.3%

(a)	Following any significant capital increase with a stock price lower than the market price, such as ORAN conversion in July 2004, average number of shares and consequently EPS over each period have been restated to take into account an adjustment to neutralize this event which is similar to a free distribution of shares according to French regulation.

Return on equity (ROE)
		(in euro millions except variations in basis point)

	Years ended December 31,			Var.
	2004	2003	2002	2004/2003

Net income	2,519	1,005	949	–

Average Shareholder’s equity	23,392	22,958	23,643	–

ROE	10.8%	4.4%	4.0%	6.4 bp

Life & Savings segment

The tables below present the operating results of AXA’s Life & Savings Segment, as well as, the contribution to gross revenues and net income attributable to the principal geographic operations within this segment for the periods indicated. This information below is before elimination of inter-company transactions.

LIFE & SAVINGS SEGMENT (a)	(in euro millions)

	Years ended December 31,
	2004	2003	2002 (c)

Gross written premiums	46,251	46,299	46,972

Fees, commissions and other revenues	821	513	513

Gross revenues	47,071	46,812	47,485

Change in unearned premium reserves	21	(6)	(7)

Net investment result (b)	23,670	25,773	(10,672)

Total revenues	70,762	72,579	36,805

Insurance benefits and claims (b)	(62,451)	(65,926)	(30,120)

Reinsurance ceded, net	17	84	289

Insurance acquisition expenses	(2,888)	(2,797)	(2,738)

Administrative expenses	(2,885)	(2,457)	(2,741)

Income before income tax expense	2,553	1,483	1,495

Income tax expense	(758)	(289)	(98)

Equity in income (loss) of unconsolidated entities	44	19	(7)

Minority interests	(107)	(119)	(68)

Goodwill amortization	(342)	(423)	(312)

NET INCOME	1,390	671	1,012

(a)	Before elimination of intercompany transactions.
(b)	For the periods ended December 31, 2004, 2003 and 2002, the change in fair value of contracts with financial risk borne by policyholders has impacted the net investment result for respectively €+10,583 million, €+14,949 million and €–17,576 million and benefits and claims by the offsetting amounts respectively.
(c)	Since FY 2003, UK Health business has been tranfered to UK Property & Casualty segment. Consequently full year 2002 has been restated excluding UK Health business.

CONSOLIDATED GROSS REVENUES (a)				(in euro millions)

	Years ended December 31,
	2004	2003		2002
		FAS 131	As	FAS 131	As
		basis	published	basis	published

France	11,899	10,890	10,890	10,432	10,432

United States	12,880	13,732	13,732	12,726	12,726

United Kingdom (b)	6,309	5,831	5,831	7,228	7,228

Japan	5,526	6,078	6,078	6,428	6,428

Germany	3,499	3,428	3,428	3,141	3,141

Belgium	2,203	2,050	2,050	1,629	1,629

Southern Europe (c)	1,364	1,182		1,527

Other countries	3,391	3,620	4,802	4,373	5,900

TOTAL	47,071	46,812	46,812	47,485	47,485

Intercompany transactions	(9)	(13)	(13)	(33)	(33)

Contribution to consolidated
gross revenues	47,063	46,799	46,799	47,452	47,452

(a)	Gross written premiums, plus fees, commissions and other revenues.
(b)	Since full year 2003, UK Health business has been tranfered to UK Property & Casualty segment. Consequently full year 2002 have been restated excluding UK Health business.
(c)	Starting January 1, 2004, Italy, Spain and Portugal activities (previously under “Other countries”) are now reported as one geographical region “Southern Europe”.

NET INCOME				(in euro millions)

	Years ended December 31,
	2004	2003		2002
		FAS 131	As	FAS 131	As
		basis	published	basis	published

France	422	422	422	429	429

United States	525	433	433	370	370

United Kingdom (a)	19	(4)	(4)	241	241

Japan	148	(275)	(275)	(102)	(102)

Germany	(50)	(33)	(33)	(3)	(3)

Belgium	95	(60)	(60)	2	2

Southern Europe (b)	44	23		31

Other countries	187	166	189	44	75

Total	1,390	671	671	1,012	1,012

(a)	Since full year 2003, UK Health business has been tranfered to UK Property & Casualty segment. Consequently full year 2002 have been restated excluding UK Health business.
(b)	Starting January 1, 2004, Italy, Spain and Portugal activities (previously under “Other countries”) are now reported as one geographical region “Southern Europe”.

In 2004, the Life & Savings segment accounted for 65% of AXA’s consolidated gross revenues after elimination of intercompany transactions (stable compared to 2003 and 2002). The Life & Savings Segment was the primary contributor to AXA’s 2004 (55%), 2003 (67%) and 2002 consolidated net income.

Starting January 1st, 2004, Italy, Spain and Portugal activities previously reported under “other countries” were reported as one geographical region named “Southern Europe”. Information relating to 2003 and 2002 have been presented in accordance with FAS 131.

The Life & Savings segment does not include any longer the contribution of the UK health activities, presented from January 1, 2003 in the Property & Casualty segment. UK health activities accounted for €1,134 million of gross written premiums, and for €52 million of net income group share in 2002. Commentaries presented here below are based on a constant structural basis.

The year to year commentaries below are based on the operating results of the segment before elimination of intercompany transactions (refer to Note 32 “Segment information” to the consolidated financial statements included elsewhere in this Annual Report for further information).

Year ended December 31, 2004 compared to year ended December 31, 2003

Gross revenues (before elimination of intercompany transactions) increased by €259 million to €47,071 million, or €1,611 million on a constant exchange rates basis, given the unfavorable impact of exchange rates fluctuation (€1,352 million), mainly on United states (€–1,282 million).

This increase at constant exchange rates was mainly attributable to the following countries:

  France (€+1,009 million to €11,899 million) due to sustained growth in all business lines, in particular unit linked,
  United States (€+430 million to €12,880 million) primarily due to MONY acquisition.
  United Kingdom (€+354 million to €6,309 million), where investment and savings premium revenues were up 5% on last year, driven by renewed focus on Offshore Bonds (up 69%), and Group Pensions (up 22%) partially offset by a decrease in Personal and Executive Pensions (down 7%) following a repricing exercise in 2003.
  Southern Europe (€+182 million to €1,364 million) attributable both to good business trends and new partnerships and distribution agreements,
  Belgium (€+152 million to €2,203 million).

These increases were partly offset by decreases in :

  Japan (€–413 million to €5,526 million) because of group pension transfers (€217 million versus €882 million last year), in spite of sharp growth in individual annuity premiums benefiting from the development of bancassurance partnerships signed since August 2003. If group pension transfers and conversion program were excluded, Japan gross revenues would increase.
  Australia and New Zealand (€–246 million to €1,499 million), reflecting the Australian market trend of product substitution into mutual funds business for which revenues consist of fees (versus deposits).

The net investment result decreased by €2,103 million in 2004 as compared to 2003. This decrease was primarily attributable to:

–	A €4,367 million decrease in the change in fair value of assets with financial risk carried by policyholders (down to €10,583 million), which was mainly due to the United States (€–4,282 million). Most significant contributors to 2004 change in fair value of assets supporting contracts with financial risk borne by policyholders were the United States (€5,446 million), United Kingdom (€3,217 million) and France (€1,156 million). Besides, realized and unrealized gains on UK With-Profit assets increased by €560 million up to €1,693 million, including €1,050 million in equity securities. The corresponding change in liabilities is shown in the insurance benefits and claims below.
–	The 2004 net investment income was €404 million higher as compared to 2003 to €10,943 million. This increase was mainly driven by higher asset base and was spread over most entities : (i) France €+135 million of which €+114 million from equity investments, (ii) Japan, €+151 million, driven by a larger asset balance combined with an improved investment yield following the restructuring of the fixed-maturities portfolio, (iii) the United States, €+86 million, primarily due to higher partnership distribution, higher prepayments on fixed maturities and higher level of assets in the general account, partially offset by lower yields, and (iv) the United Kingdom, €+87 million, and Belgium, €+62 million. These increases were partly offset by a €–118 million decrease in Germany in line with lower bond yields.
–	The 2004 net investment gain was €1,294 million higher as compared to 2003, up to €450 million. This increase was mainly driven by a lower impairment valuation allowance (€–1,471 million), notably on equity securities in line with the continued market recovery.
• The impairment charge on equity securities decreased by €–1,165 million to €189 million. The main contributors to 2004 valuation allowance are Japan (€69 million against €332 million in 2003), Belgium (€47 million against €174 million in 2003) and Germany (€18 million against €565 million). Fixed maturities valuation allowances also decreased by €297 million to €38 million. Real estate valuation allowances reached € 75 million, including a €50 million charge in Germany.
• Net capital gains decreased by €186 million to €715 million primarily attributable to equity securities (€–126 million to €141 million), mainly reflecting the non recurrence of last year €176 million capital gain on the disposal of Credit Lyonnais shares.

Insurance benefits and claims decreased by €3,475 million (or €1,729 million at constant exchange rate) down to €62,451 million. This decrease was mainly driven by the above mentioned decrease in change in fair value of assets with financial risk carried by policyholders (mainly in France, the United States and the United Kingdom), partially compensated by the opposite change in fair value of the UK With-Profit assets.

This decrease was partly reversed by higher revenues level and by higher interest credited and bonus attributed to policyholders as the result of higher net investment results.

Total expenses include insurance acquisition expenses and administrative expenses, which increased respectively by €91 million and €428 million in 2004 as compared to 2003 (or respectively €160 million and €523 million at constant exchange rates). These increases were mainly attributable to the United States, where MONY contribution explained most of the €61 million insurance acquisition and €256 million administrative expenses increases.

Administrative expenses also increased in (i) France (€81 million, as both distribution and other management expenses were up in the context of increased activity and launch of new Loi Fillon pension products), and (ii) the United Kingdom (€72 million, or €65 million on a constant exchange rate basis, including a €23 million increase in project costs and a €15 million administration commission increase, driven by higher stock markets).

Income tax expenses increased by €469 million, up to €758 million, mainly due to the United States, Japan and Germany. In the United States, the €292 million increase was due to a higher operating income. In Japan, the €60 million increase in tax expenses resulted from a €213 million increase due to a large improvement in pretax operating income in 2004, partly offset by a non recurring €149 million valuation allowance on tax loss carried forward recorded in 2003. Germany recorded a €67 million increase attributable to €44 million extraordinary tax items in 2004, and higher pretax income.

Goodwill amortization reached €342 million, €81 million lower as compared to 2003. This decrease resulted from a €126 million decrease in 2004 in the United States (as a result of the 2003 €–106 million exceptional amortization of a goodwill), combined with a €42 million increase in the United Kingdom partly attributable to the ownership transfer of the AXA Isle of Man subsidiary.

Net income increased by €719 million (or €795 million at constant exchange rate) to €1,390 million. This improvement was mainly attributable to higher fees and revenues due to growth and market appreciation, and to higher net investment result (excluding change in fair value of assets with financial risk carried by policyholders) notably reflecting increased net investment income and lower impairment charge. This increase was primarily driven by Japan (up €423 million), Belgium (up €156 million) and the United States (up €93 million), which, in addition, benefited from the contribution of Mony for the first time (€42 million net of a €9 million goodwill amortization charge for the period).

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

This growth at constant exchange rates stemmed from the following countries:

–	The United States (€+3,709 million to €13,732 million, or +29%), which continued to be driven by strong sales of the “Variable Annuity Accumulator Series” product;
–	France (€+458 million to €10,890 million, or +4.4%), due to continued growth in individual general account premiums and new group business;
–	Japan (€+396 million to €6,078 million, or +6.1%), as a result of higher margin individual health sales, continued conversion programs and strategic bancassurance agreements, mitigated by a slowdown of Group pension transfers; and
–	Belgium (€+421 million to €2,050 million, or +25.9%), and Germany Life and Health (€+287 million to €3,428 million or +9.1%), driven by strong sales of non-unit linked products.

(1) Excluding UK Health activities in 2002.

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
  in Spain (€-375 million to €470 million or –44%) since 2002 revenues had benefited from large group single premium contracts relative to pension fund outsourcing; and
  in Australia health activities (€–326 million) and Austria and Hungary (€–123 million), since these businesses were sold respectively in August 2002 and January 2003.

The net investment result significantly improved by €36,445 million to €25,773 million in 2003. This increase was primarily attributable to:

  a positive change in fair value of assets with financial risk carried by policyholders and UK With-Profit assets in 2003 of €+14,949 million and €+1,134 million respectively, as compared to negative impacts in 2002 ( €–17,576 million and €–3,444 million respectively). This evolution was due to the partial recovery of stock markets. The corresponding change in liabilities is shown in the “Insurance benefits and claims” below;
  lower net investment income by €–423 million mainly stemming from the United States (€–491 million). The decrease in the U.S. was principally due to the unfavorable impact of exchange rates fluctuation of €–420 million and lower investment yields. This deterioration was partly offset by improvements in Belgium (€+67 million) due to a higher level of technical reserves and higher dividend income and in the United Kingdom and Japan, the net investment result was up by €+185 million mainly on fixed maturity securities following the capital restructuring of AXA Sun Life funds in 2002, and €+62 million as a result of higher asset balance, partly offset by the impact of exchange rates fluctuation (respectively €–163 million and €–64 million). At constant exchange rates, investment income increased by €+257 million;
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

The 2003 impairment charge on fixed maturity securities of €340 million before allocation to policyholders participation and tax was principally from the following operations: United States (€61 million), Japan (€176 million), and Germany (€92 million). In 2002, it amounted to €360 million, attributable to the United States operations.

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

Insurance benefits and claims increased by €35,806 million to €65,926 million. This increase was mainly due to the operating growth in volumes, to the above-mentioned increase in change in fair value of assets supporting contracts with financial risk borne by policyholders (unit linked) (mainly in France, the United States and the United Kingdom), and to the change in fair value of UK With-Profit assets. Furthermore, some entities recorded additional reserve strengthening, especially the UK, where non recurring strengthening of reserves were recorded as follows: (i) €138 million across a number of classes of business following a review of mortality and morbidity experience and model refinements, (ii) €52 million due to changes in the valuation of unit liabilities, and (iii) €25 million related to possible endowment miss-selling obligation on a best estimate basis at the date of the closing. This was partially offset by lower allocation to policyholder’s participation as a result of a higher impairment charge as described above.

Total expenses include acquisition cost and administrative expenses, which decreased by €225 million, or an increase by €202 million at constant exchange rates. This increase was mainly attributable to a higher level of commissions in the United States, Germany and in France consistent with strong new business, and in Japan from the combination of higher new business and change in product mix. As a result, acquisition cost increase by € 270 million at constant exchange rates. This was partly offset by a reduction in administrative expenses by € 68 million, as a result of the continuous efforts in most countries to reduce the cost base.

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

Goodwill amortization increased by €111 million to €–423 million, mainly as a result of an exceptional amortization in the United States of the goodwill recorded in 2000 when acquiring the minority interest of AXA Financial (€–106 million). In 2003, following the review of deferred tax positions, AXA Financial recorded a non-recurring profit, which was partly offset by an exceptional amortization of the goodwill corresponding to the deferred tax positions related to prior periods to the acquisition by “The Equitable Companies Incorporated” by AXA.

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

LIFE & SAVINGS (a)	(in euro millions)

	Years ended December 31,
	2004		2003		2002
	Yields	Amount	Yields	Amount	Yields	Amount

Fixed maturity investments:

Net investment income	5.5%	7,334	5.5%	7,084	5.8%	7,336

Net realized gains (losses)	0.4%	584	0.0%	(7)	0.4%	532

Net investment results	5.9%	7,918	5.5%	7,078	6.2%	7,868

Related assets at year end		135,777		127,503		129,019

Equity investments
(including participating interests):

Net investment income	3.5%	1,968	3.5%	1,762	2.9%	1,545

Net realized gains (losses)	1.8%	1,020	0.4%	150	(10.0%)	(5,047)

Net investment results	5.3%	2,987	3.9%	1,912	(7.0%)	(3,502)

Related assets at year end		58,489		51,732		48,175

Real estate:

Net investment income	6.4%	603	6.5%	621	6.4%	667

Net realized gains (losses)	6.6%	635	1.6%	156	4.6%	474

Net investment results	13.0%	1,238	8.1%	777	11.1%	1,140

Related assets at year end		9,294		9,237		10,100

Loans:

Net investment income	5.5%	1,145	5.8%	1,196	6.1%	1,385

Net realized gains (losses)	(0.2%)	(51)	(0.3%)	(36)	(0.5%)	(106)

Net investment results	5.3%	1,094	5.6%	1,160	5.6%	1,279

Related assets at year end		20,314		20,258		20,991

Other assets and cash
and cash equivalents (b):

Net investment income	3.0%	365	2.6%	290	3.8%	449

Net realized gains (losses)	(0.4%)	(43)	0.2%	21	0.4%	43

Net investment results	2.7%	321	2.8%	311	4.2%	492

Related assets at year end		13,188		10,416		11,233

Total invested assets (b):

Net investment income	4.9%	11,414	5.0%	10,953	5.1%	11,383

Net realized gains (losses)	0.9%	2,144	0.1%	285	(1.9%)	(4,105)

Net investment results	5.8%	13,558	5.2%	11,238	3.2%	7,278

Total Invested assets at year end		237,061		219,146		219,518

(a)	The investment yields were calculated on a constant structual basis using the average net carrying value of invested assets (for each category) in the period. The realized gains were net of realized losses and included the net change in valuation allowances on impaired assets as well as the unrealized gains and losses on investments carried at market value, notably the assets supporting the UK “With-Profit” contracts.
(b)	Since 2004, some net investment income, considered as assets backing contracts with financial risk borne by the policyholder have been excluded from “Other assets and cash and cash equivalents”.

Property & Casualty segment

The tables below present the operating results of AXA’s Property & Casualty segment, as well as, the contribution to gross revenues and net income attributable to the principal geographic operations within this segment for the periods indicated. This information below is before elimination of intercompany transactions.

PROPERTY & CASUALTY SEGMENT (a)	(in euro millions)

	Years ended December 31,

	2004	2003	2002 (b)

Gross written premiums	17,903	17,093	17,077

Fees, commissions and other revenues	42	35	38

Gross revenues	17,945	17,128	17,115

Change in unearned premium reserves	(250)	(231)	(315)

Net investment result	1,322	1,075	1,218

Total revenues	19,017	17,972	18,018

Insurance benefits and claims	(12,083)	(12,060)	(12,876)

Reinsurance ceded, net	(665)	(495)	(231)

Insurance acquisition expenses	(3,085)	(2,727)	(2,822)

Administrative expenses	(1,746)	(1,865)	(1,785)

Income before income tax expense	1,439	826	305

Income tax (expense) benefit	(408)	(194)	(175)

Equity in income (loss) of unconsolidated entities	30	24	19

Minority interests	(13)	(35)	5

Goodwill amortization	(141)	(172)	(120)

NET INCOME	907	448	33

(a)	Before intercompany transactions.
(b)	Since 2003, UK Health business has been transferred from Life & Savings segments. Consequently FY 2002 has been restated including UK Health business.

CONSOLIDATED GROSS REVENUES (a)	(in euro millions)

	Years ended December 31,
	2004	2003		2002
		FAS 131	As	FAS 131	As
		basis	published	basis	published

France	4,932	4,640	4,640	4,383	4,383

United Kingdom & Ireland (b)(c)	4,493	4,238		4,438

United Kingdom (excluding Ireland) (b)(c)			3,676		3,884

Germany	2,815	2,852	2,852	2,867	2,867

Southern Europe (b)	2,901	2,577		2,418

Belgium	1,443	1,413	1,413	1,401	1,401

Other countries	1,361	1,408	4,547	1,609	4,581

TOTAL	17,945	17,128	17,128	17,115	17,115

Intercompany transactions	(93)	(30)	(30)	(33)	(33)

Contribution to consolidated
gross revenues	17,852	17,098	17,098	17,082	17,082

(a)	Gross written premiums, plus fees, commissions and other revenues.
(b)	Starting January 1st, 2004, (i) Italy, Spain and Portugal activities (previously under “Other countries”) are reported as one geographical region “Southern Europe” and (ii) UK Property & Casualty segment is now presented including Ireland, which was previously under “Other countries”).
(c)	Since 2003, UK Health business has been transferred from Life & Savings segments. Consequently FY 2002 has been restated including UK Health business.

AXA GROUP - RATIOS			(in %)

	Years ended December 31,

	2004	2003	2002 (a)

Current accident year loss ratio (net)	74.2%	75.8%	79.0%

All accident year loss ratio (net)	72.0%	74.3%	78.0%

Expense ratio	27.3%	27.2%	27.4%

Combined ratio	99.3%	101.4%	105.4%

(a)	UK Health business has been transferred from Life & Savings segments. Consequently FY 2002 has been restated to include UK Health business.
NET INCOME				(in euro millions)

	Years ended December 31,
	2004	2003		2002
		FAS 131	As	FAS 131	As
		basis	published	basis	published

France	297	258	258	229	229

United Kingdom & Ireland (b)	244	78		(119)

United Kingdom (b)			(28)		(168)

Germany	60	(154)	(154)	(50)	(50)

Southern Europe (a)	141	120		67

Belgium	125	100	100	(47)	(47)

Other countries	41	46	271	(47)	70

Total	907	448	448	33	33

(a)	Starting January 1st, 2004, (i) Italy, Spain and Portugal activities (previously under “Other countries”) are reported as one geographical region “Southern Europe” and (ii) UK Property & Casualty segment is now presented including Ireland, which was previously under “Other countries”).
(b)	Since 2003, UK Health business has been transferred from Life & Savings segments. Consequently FY 2002 has been restated including UK Health business.

In 2004, the Property & Casualty Segment accounted for 24.7% of AXA’s consolidated gross revenues after elimination of intercompany transactions (2003: 24%; 2002: 21%). The Property & Casualty segment had a positive contribution to AXA’s 2004 consolidated net income of 36% (positive contribution in 2003: 45%; negative contribution in 2002: –2%). This segment showed continuous operational improvements over 2004 and 2003.

Starting January 1st, 2004, Italy, Spain and Portugal activities previously reported under “other countries” were reported as one geographical region named “Southern Europe”. Information relating to 2003 and 2002 has been presented in accordance with FAS 131.

Since 2003, the Property & Casualty segment included the contribution of the UK health activities, previously presented in the Life & Savings segment. UK health activities accounted for €1,134 million of gross written premiums, and for €52 million of net income group share in 2002. As a consequence, pro-forma financial data for 2002 figures are provided and commentaries presented here below are based on a constant structural basis.

The year on year commentaries below are based on the operating results of the segment before elimination of inter-company transactions (refer to Note 32 “Segment information” to the consolidated financial statements included in Item 18 in this Annual Report for further information).

Year ended December 31, 2004 compared to year ended December 31, 2003

Gross revenues (before elimination of intercompany transactions) increased by €817 million to €17,945 million in 2004 (+4.8%), or €782 million on a constant foreign exchange rate basis.

This increase in gross revenues was mainly attributable to an increase in premiums in France, the United Kingdom and Southern Europe. In France, the €+292 million or +6% increase in premiums, (up to €4,932 millions) was due to the combined effect of positive new inflow in personal lines and rate increases in most lines of business. In the United Kingdom, gross revenues increased by 6% to €4,493 million, or 4% on a comparable basis, spread over (i) personal lines (where revenues grow by 2% driven by a successful shift to less volatile non motor lines of business, in spite of motor revenues decline notably with the planned reduction in the UK personal direct), (ii) commercial lines, where revenues grew by 5% reflecting successful business campaign, improved retention of existing customers and rate increases, and (iii) health revenues (where revenues increased by 5% as a result of successful launch of lower premium products and partnership deals). In Southern Europe, gross written premiums increased by 7% to €2,901 million as a result of strong net inflows on personal motor (notably in Spain) and household lines, as well as sustained growth in commercial lines and notably important renewal of fleet contracts with increasing number of cars in motors.

Net investment result increased by €+247 million (or €+241 million at constant exchange rate) to €1,322 million as compared to 2003 as a result of higher investment income (€+85 million to €1,364 million) reflecting higher asset base and lower net investment losses (€+162 million to €–41 million) mainly reflecting lower impairment charge (€–341 million decrease to €183 million in 2004) offset by the non recurrence of the 2003 capital gain on the disposal of Credit Lyonnais shares (€256 million). The €183 million net impairment charge in 2004 was mainly attributable to Germany (€74 million), Belgium (€39 million), Morocco (€35 million), and France (€20 million).

Insurance benefits and claims remained stable (0,2% increase), at €12,083 million. This stability in a context of increasing revenues reflected a continuing improvement in operational performance in most countries.

In France, the current accident year net ratio improved by 4.0 points to 74.4%, mainly driven by a continuing favorable claims frequency trend in personal motor line (+1.6 points to 75.3%), which lead to a +2.6 points improved personal lines loss ratio to 73.5%, and a commercial lines loss ratio decrease by 6.6 points to 75.8% due to the combined effect of a favorable claims experience in 2004 and lower major claims, especially in Property. The all year ratio improved by 2.3 points to 75.7% as a result of higher loss reserve development (€83 million to €–66 million) both in commercial (€–48 million to €–15 million) and personal (€–35 million to €–50 million) lines, mainly due to adverse loss developments in construction and reserve adjustments on natural events, primarily 2003 drought.

In the United Kingdom, the current accident year loss ratio improved by 0.6 point to 68.4%, mainly in personal lines as a result of lower volumes in motor and improved loss ratios on travel and creditor, offsetting increased ratios in property. The all accident year loss ratio improved by 4.7 points to 67.1% as a result of better current accident year loss ratio as well as a strong improvement in loss reserve development, in spite of strengthening of asbestos reserves.

In Germany, the current accident year loss ratio improved by 0.5 point to 75.5% due to an improvement of the reinsurance result following a restructuring of the reinsurance coverage, partly offset by the higher frequency of large claims in Commercial Property. All accident year loss ratio was stable at 69.5%. In 2004, net result on prior years remained high, mainly driven by boni on assumed and foreign business.

In Southern Europe, the current accident year loss ratio slightly improved by 1.2 point to 78.7% driven by the reduced motor claims frequency, in particular in Italy, following the introduction of a driving license with points. All accident year loss ratio improved by 1.1 point 76.2%. Personal lines and commercial lines improved respectively by 0.6 point to 74.1% and by 5.6 points to 82.4%.

In Belgium, the current year loss ratio deteriorated by 1.1 point to 83.5% mainly due to the occurrence of some large claims in 2004 (summer storms) and due to an increase in frequency and average cost in workers’ compensation. The all accident year loss ratio deteriorated by 0.3 point to 74.6% as a result of the deterioration of current year loss ratio, offset by a boni in personal lines mainly in motor.

Total expenses included insurance acquisition expenses and administrative expenses. Insurance acquisition expenses increased by €358 million (or a +13.1% increase) attributable to France (€+180 million, in line with higher volumes as well as a shift in AXA France’s internal organization towards a more sales oriented structure) and United Kingdom (€+173 million, reflecting a change towards higher commissioned products).

Administrative expenses decreased by €119 million, of which €–114 million attributable to France, and €–50 million in Germany, mainly explained by a €50 million provision for rental risks booked in 2003, theses decreases being partly offset by slight increases in Southern Europe (€–19 million mainly due to non recurring costs linked to staff reduction programs) and Netherlands (€–18 million).

Income tax expense increased by €+214 million up to 408 million, as a consequence of higher operating income in most of the significant countries. In France, the €+65 million increase was also due to an average tax rate increase due to a lower proportion in 2004 of gains taxed at reduced rate. In Germany, the €+56 million increase resulted mainly from the non recurring tax profit recorded in 2003 as a consequence of the disposal of General Re. In Southern Europe, the €+70 million increase was partly attributable to €44 million non recurring tax gains recorded in 2003, of which €39 million in Italy, coming from (i) the release of tax loss carry forward allowance following the restored profitability of the entity and (ii) the positive tax impact from legal restructuring.

Goodwill amortization decreased by €–32 million, to €141 million, mainly as a result of the 2003 exceptional amortization in Germany for €57 million offset by a €+28 million increase in Netherlands due to an exceptional amortization charge.

Net income group share increased by €+459 million, up to €907 million. Overall, these increases were driven by improved operating performance, combined with higher volumes of business, and higher investment results driven by both increased invested assets and lower impairment charges. This was particularly true in Germany (€+215 million net income) and United Kingdom (€+166 million net income).

Year ended December 31, 2003 compared to year ended December 31, 2002

Gross revenues (before elimination of intercompany transactions) increased by €1,147 million to €17,128 million in 2003 or €13 million on a constant structural basis1. This evolution was the result of higher revenues (€+433 million) at constant exchange rates, partly offset by the unfavorable impact of exchange rates fluctuations (€–421 million).

This growth at constant exchange rates was primarily attributable to:

  France (€+257 million to €4,640 million, up +6%), in both personal (up 5%) and commercial lines (up 9%), driven by successful rates increases and a strict underwriting policy combined with positive inflows;
  The United Kingdom including Health business (€+161 million to €3,676 million or €4,045 million at constant exchange rates, up +4%), especially in general insurance (+6%). This growth reflected successful rate increases and new business acquisition in commercial lines (up +16%), partly offset by a decrease in personal lines (–5%) mainly as a result of a decrease in the Motor business, reflecting continued strict underwriting policy;
  Belgium (€+13 million to €1,413 million, up +0.7%), mainly driven by personal lines, especially on Motor following rates increases;
  Italy (€+60 million to €1,088 million, up +6%) driven by personal motor (with a return in 2003 to positive net inflows after significant losses in 2002 due to portfolio cleaning measures and rates increases), and general liability;
  Spain (€+96 million to €1,166 million, up +9%) reflecting an increase in personal lines (+6%) following rates increases, and in commercial property (+54%) and mechanical warranties (+34%) since both lines benefited from new agreements with major brokers;
  Canada (€+68 million to €761 million or €812 million at constant exchange rates, up +9%), due to rates increases in all lines of business following the hardening of the market;
  other smaller improvements in other countries, mainly Japan (€+28 million to €94 million or €104 million at constant exchange rates, up +37%) mainly driven by motor business growth, and Morocco (€+12 million to €155 million or €142 million at constant exchange rates, up +9%), partly offset by a slight decrease in Germany (€–15 million to 2,852 million or –0.5%), mainly due to continued portfolio pruning.

These improvements were partly offset by a decrease in revenues in Austria and Hungary (€–272 million), since these businesses were sold respectively in August 2002 and January 2003.

Net investment result decreased by €–143 million to €1,075 million in 2003. This evolution was mainly attributable to:

(i)Lower net investment income ( €–131 million to €1,279 million) mainly attributable to Germany (€–118 million) as a result of lower yields on bonds portfolio and lower dividend income, and the impact of exchange rates fluctuation (€–18 million) in the United Kingdom.
(ii)Slightly lower net capital gains and losses ( €–12 million) as a result of a higher charge for impairment of equity securities (€–139 million to €496 million) and a charge for impairment on fixed maturities (€24 million) nearly offset by higher realized capital gains (€+152 million to €–204 million).

The 2003 impairment charge on equity securities of €496 million before tax was principally from the following operations: Germany (€156 million), France (€142 million), Belgium (€120 million), the United Kingdom

(1) Including UK Health activities in 2002.

(€42 million), Spain (€12 million), and Morocco (€18 million), as compared to €356 million charge in 2002 mainly due to: the UK (€116 million), Belgium (€97 million), Italy (€35 million), Germany (€29 million, excluding private equity investments), Spain (€23 million) and France (€19 million). The 2003 impairment charge on fixed maturity securities of €24 million before tax was principally from Germany.

Net realized capital gains reached €316 million, showing a €+152 million increase. They included €256 million related to the disposal of Credit Lyonnais shares, of which €137 million in France, €84 million in Belgium, €21 million in Italy and €14 million in Spain. Excluding this item, they decreased €–104 million. This decrease primarily related to equity securities (€–44 million), in France (€–44 million), Germany (€–37 million), and the United Kingdom (€–38 million), partly offset by improved investment gains in Morocco (€63 million). Italy also accounted for lower realized gains on fixed maturities and real estate for respectively €–45 million and €–23 million as 2002 had benefited from large realized gains on these types of securities.

Insurance benefits and claims decreased by €816 million to €12,060 million in 2003. This evolution reflected a significant improvement in operational performance in most countries, as discussed below.

In France, current accident year loss ratio improved from 78.7% in 2002 to 78.4% in 2003. There was favorable experience trend in personal motor which was partly offset by the occurrence of large claims in industrial risks as well as significant weather-related events and the increase in reinsurance costs of commercial lines. All accident years loss ratio decreased by 0.8 point as a result of an improved current accident year loss ratio and overall more favorable loss reserve development that totaled to €+17 million in 2003 as compared to €–6 million in 2002. In 2003, loss development was positive in the property and natural catastrophes lines, partly offset by a €–25 million adjustment in motor annuity reserves mainly as a consequence of a compulsory decrease (–25 basis points at 2.50%) in discount rate due to decreasing French interest rates.

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

Net result of reinsurance ceded decreased by €–264 million to a loss of €–495 million. This decrease was mainly attributable to Germany (€–110 million) as a result of better loss reserve development since no major losses occurred in 2003 (impact of floods in 2002), and the United Kingdom (€–83 million) due to the non-repeated impact in 2003 of reserve strengthening accounted for in 2002.

Total expenses include insurance acquisition expenses and administrative expenses, which decreased slightly by €–15 million. After excluding the effects of foreign currency, which had a favorable impact of €129 million (€113 million specifically from the United Kingdom operations) expenses increased by €114 million in 2003. This increase was primarily due to France, Germany and the United Kingdom, partly offset by Belgium. In France, expenses increased by €44 million mainly due to higher business volumes in 2003. In Germany, expenses included a €50 million provision for rental risk, and an additional €18 million early retirement provision, while 2002 expenses included a provision for early retirement for €41 million. In the United Kingdom, the favorable impact of lower general expenses resulting from tight cost control and efficiency improvements was offset by a higher pension charge, and higher earned commissions driven by the growth in commercial business. In Belgium, further expense reductions were achieved allowing for a decrease of the expense ratio by 0.2 point to 29.4%.

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

PROPERTY & CASUALTY (a)	(in euro millions)
	Years ended December 31,
	2004		2003		2002
	Yields	Amount	Yields	Amount	Yields	Amount

Fixed maturity investments:

Net investment income	5.1%	868	5.2%	787	5.7%	849

Net realized gains (losses)	0.1%	10	0.0%	5	0.6%	88

Net investment results	5.1%	878	5.2%	792	6.3%	937

Related assets at year end		18.056		15.832		14.059

Equity investments
(including participating interests):

Net investment income	3.2%	364	3.1%	353	3.0%	348

Net realized gains (losses)	(0.9%)	(97)	(2.5%)	(273)	(2.6%)	(298)

Net investment results	2.3%	267	0.6%	80	0.4%	49

Related assets at year end		11,343		11,382		11,358

Real estate:

Net investment income	5.3%	123	5.7%	134	5.9%	139

Net realized gains (losses)	2.4%	56	2.9%	68	3.2%	75

Net investment results	7.8%	179	8.6%	202	9.2%	214

Related assets at year end		2,275		2,319		2,393

Loans:

Net investment income	2.1%	40	3.1%	51	6.8%	113

Net realized gains (losses)	(0.1%)	(2)	(0.0%)	(1)	(0.1%)	(1)

Net investment results	2.0%	38	3.0%	50	6.7%	111

Related assets at year end		2,201		1,668		1,629

Other assets and cash
and cash equivalents:

Net investment income	3.9%	147	3.1%	113	2.5%	75

Net realized gains (losses)	(0.2%)	(9)	(0.1%)	(4)	(0.3%)	(9)

Net investment results	3.7%	138	3.0%	110	2.2%	66

Related assets at year end		3,608		3,931		3,282

Total invested assets:

Net investment income	4.2%	1,541	4.2%	1,438	4.6%	1,523

Net realized gains (losses)	(0.1%)	(42)	(0.6%)	(204)	(0.4%)	(145)

Net investment results	4.1%	1,500	3.6%	1,234	4.1%	1,377

Total Invested assets at year end		37,483		35,132		32,721

(a)	The investment yields were calculated on a constant structual basis using the average net carrying value of invested assets (for each category) in the period. The realized gains were net of realized losses and included the net change in valuation allowances on impaired assets.

International Insurance segment

In 2004, the presentation of International Insurance segment results was amended as follows: transfer of AXA RE U.S. entities from AXA RE segment to “Other International Activities”. Commentary for the 2004 and 2003 figures based upon the amended presentation is provided below. No detailed figures are available for 2002 on this basis. However, the 2002 consolidated gross revenue and net income figures are shown below for comparative purpose.

In 2003, the presentation of International Insurance segment results was amended as follows:

  Reinsurance operations (AXA RE), large risks international insurance (AXA Corporate Solutions Assurance) and AXA Cessions, are presented separately. This decision was initiated in 2002 and finalized in 2003. As a consequence, pro forma financial data for 2002 figures are provided in tables below.
  During 2003, large risks operations of AXA Corporate Solutions Assurance were legally transferred by AXA RE to AXA France. In this context, reporting segment were aligned: AXA Corporate Solutions Insurance U.S. was transferred from AXA Corporate Solutions Assurance to AXA RE, and run off entities have been transferred from AXA Corporate Solutions Assurance to other transnational activities.

As a consequence, commentaries presented here below are based on a constant structural basis.

The following table presents the gross revenues and net income for the International Insurance segment for the periods indicated.

CONSOLIDATED GROSS REVENUES (a)	(in euro millions)
	Years ended December 31,
	2004	2003		2002
		FAS 131	As	FAS 131	As
		basis	reported	basis	reported

AXA RE (b)	1,069	1,650	1,918	2,539	3,609

AXA Corporate Solutions Assurance	1,517	1,571	1,571	1,692	1,654

AXA Cessions	94	87	87	100	100

AXA Assistance	561	482	482	465	465

Other (b)	239	426	23	1,142	43

TOTAL	3,480	4,216	4,081	5,938	5,872

Intercompany transactions (c)	(109)	(244)	(109)	(176)	(110)

Contribution to consolidated
gross revenues	3,371	3,972	3,972	5,762	5,762

(a)	Gross written premiums, plus fees, commissions and other revenues.
(b)	Transfer of AXA RE U.S. entities from AXA RE segment to “Other International Activities”.
(c)	Includes eliminations which in the published December 2003 figures were eliminated with the AXA RE segment. In the December 2004 FAS 131 figures these transaction are not eliminated at the segment by segment presentation level.

NET INCOME			(in euro millions)

	Years ended December 31,
	2004	2003		2002
		FAS 131	As	FAS 131	As
		basis	reported	basis	reported

AXA RE (a)	131	106	142	(70)	(53)

AXA Corporate Solutions Assurance	84	(5)	(5)	(121)	(121)

AXA Cessions	17	16	16	(4)	(4)

AXA Assistance	17	14	14	1	1

Other (a)	(23)	11	(25)	18	2

Total	227	142	142	(176)	(176)

(a) Transfer of AXA RE U.S. entities from AXA RE segment to “Other International Activities”.

In 2004, the International Insurance segment accounted for 5% of AXA’s consolidated gross revenues after elimination of intercompany transactions (2003 : 6% and 2002 : 8%). The International Insurance segment had a positive contribution to AXA’s 2004 consolidated net income of 9% (positive contributions in 2003 : 14% ; negative contribution in 2002: –19%).

AXA RE

AXA RE (a)	(in euro millions)

	Years ended December 31,
	2004	2003 (b)
		FAS 131 basis

Gross written premiums	1,069	1,650

Fees, commissions and other revenues	0	0

Gross revenues	1,069	1,650

Change in unearned premium reserves	231	256

Net investment result	162	197

Total revenues	1,462	2,103

Insurance benefits and claims, net of reinsurance ceded	(1,105)	(1,780)

Insurance acquisition expenses	(95)	(119)

Administrative expenses	(88)	(67)

Operating Income	174	138

Income tax expense / benefit	(32)	(20)

Equity in income (loss) of unconsolidated entities	(0)	0

Minority interests	(0)	(7)

Goodwill amortization (group share)	(10)	(5)

NET INCOME	131	106

(a)	Before intercompany transactions.
(b)	After transfer of AXA RE U.S. entities from AXA RE segment to “Other International Activities”.

AXA RE (a)	(in euro millions)
	Years ended December 31,
	2004	2003 (a)
		FAS 131 basis

Earned premiums (gross)	1,299	1,906

Attritional current year loss ratio (b) (c)	57.4%	67.6%

Attritional all accident year loss ratio (b) (c)	52.5%	73.8%

Loss ratio (b) (d)	80.8%	91.4%

Net technical result (excluding fees)	194	127

Expense ratio	18.1%	12.6%

Net investment result	0	0

Operating Income	174	138

(a)	After transfer of AXA RE U.S. entities from AXA RE segment to “Other International Activities”.
(b)	Net of ceded reinsurance (cession and retrocession).
(c)	Attritional data exclude (i) major losses in claims charge and (ii) covers cost in ceded premiums.
(d)	(Attritional claim charge and major loss cost on all accident years) divided by (net earned premiums, net of all reinsurance costs including covers).

Year ended December 31, 2004 compared to year ended December 31, 2003

Gross revenues decreased by €582 million on a constant structural basis down to €+1,069 million, in line with the strategic repositioning of the company, implemented since 2002, aiming at reducing the portfolio risk exposure, and existing non strategic business lines. The evolution was mainly driven by a sharp drop in Assumed business, and some re-underwriting of the Marine account.

Change in unearned premium reserves decreased by €–26 million or 10%, down to €231 million. Both 2003 and 2004 figures reflect the sharp drop of gross revenues observed over the two periods.

Net investment result decreased by €–34 million or 18%, down to €162 million, mainly explained by :

  a €–6 million decrease in net capital gains corresponding to (i) a €21 million decrease in realized capital gains as 2003 notably recorded a €35 million gain on Crédit Lyonnais shares and (ii) a €14 million lower valuation allowance on equity securities, a €–28 million decrease in investment income essentially explained by lower bond revenues (€–27 million) as a result of lower invested assets in line with lower insurance liabilities reserves.

Insurance benefits and claims, net of reinsurance ceded decreased by €–675 million to €1,105 million. This decrease consisted mainly in higher results on reinsurance (€+408 million), and lower claims expenses (€–158 million).

The net technical result increased by €68 million to €194 million, mainly explained by the following:

–	Non Life net technical result decreased by €–35 million to €211 million:
	•	The net attritional current year loss ratio improved by +5.7 points to 53.4%, reflecting the very favorable 2004 claims environment in respect of attritional losses, however not offsetting the volume impact due to lower earned premiums; the net attritional margin on current accident year thus decreased by €–161 million down to€ 516 million.

	•	The technical result on prior years improved by €+229 million mainly due to the fact that 2003 accounted for various reserves increases whereas 2004 accounted for favorable reserves developments.
	•	The cost of cover programs decreased by €103 million to €–165 million, as a result of the reshaping of the protection structure in line with the reduction of the portfolio risk exposure.
	•	Offsetting the above, major losses cost increased by €+206 million at €256 million essentially due to 2004 U.S. hurricanes (€–236 million impact net of reinsurance and gross of tax).
–	Life net technical result significantly increased by €+103 million to €–16 million reflecting the change in ABR reserving estimates in AXA RE Paris’ books that occurred in 2003; this improvement had a 4.5 points favorable impact on the overall attritional current year loss ratio.

Total expenses include administrative and brokerage expenses. They decreased by €3 million to €182 million, driven by (i) a €24 million reduction in acquisition expenses in line with the lower premium volume, partly offset by (ii) a €21 million increase in administration expenses notably due to the 2004 restructuring cost (€11 million).

Income tax expense amounted to €32 million in 2004, or a €12 million additional charge as compared to 2003, as a consequence of the higher operating income.

Net income improved by €+25 million to €131 million, reflecting improved technical result in spite of lower net investment result.

AXA Corporate Solutions Assurance

AXA CORPORATE SOLUTIONS ASSURANCE (a)	(in euro millions)
	Years ended December 31,

	2004	2003	2002

Gross written premiums	1,502	1,556	1,643

Fees, commissions and other revenues	15	15	11

Gross revenues	1,517	1,571	1,654

Change in unearned premium reserves	3	8	(60)

Net investment result	120	42	21

Total revenues	1,641	1,620	1,615

Insurance benefits and claims, net of reinsurance ceded	(1,327)	(1,418)	(1,535)

Insurance acquisition expenses	(108)	(100)	(112)

Administrative expenses	(91)	(96)	(92)

Operating Income	115	6	(123)

Income tax expense / benefit	(30)	(11)	1

Equity in income (loss) of unconsolidated entities	0	0	0

Minority interests	(1)	0	2

Goodwill amortization	0	0	0

NET INCOME	84	(5)	(121)

(a) Before intercompany transactions.

AXA CORPORATE SOLUTIONS ASSURANCE		(in euro millions)

	Years ended December 31,
	2004	2003	2002

Earned premiums excluding fees (gross)	1,506	1,563	1,583

Current accident year loss ratio (net) (a)	88.6%	90.2%	99.4%

All accident year loss ratio (net)	87.2%	89.9%	96.3%

Net technical result (excluding fees)	179	145	48

Expense ratio	13.1%	12.4%	12.8%

Net investment results	120	42	21

Operating Income	115	6	(123)

(a)	Current accident year claim charges (including claims handling expenses) / Current accident year earned revenues (excluding premium adjustments on previous years).

Year ended December 31, 2004 compared to year ended December 31, 2003

Gross revenues decreased by €–53 million or 3% on a comparable basis, down to €1,517 million, mainly due to negative inflow in Property (–19%), offset by significant increases (i) in Aviation (+20%), as 2003 activity had been impacted by SARS and the war in Iraq, (ii) in Construction (+16% mainly driven by rate increases in France) and (iii) in Motor (+5% due to new business).

Net investment result increased by €+78 million, to €120 million reflecting (i) €+7 million increase of net investment income to €89 million following higher yield and (ii) higher realized capital gains by €+71 million to €31 million, mainly due to lower valuation allowance on equities (€9 million versus €69 million in 2003), following the continued market improvement.

Insurance benefits and claims net of reinsurance ceded decreased by €–91 million to €1,327 million. This decrease consisted mainly of a lower insurance benefits and claims (€–125 million), partly offset by a higher loss on reinsurance ceded (€–33 million).

The net technical result increased by €+34 million to €+179 million, and to €+194 million including fees as a result of the following trends:

  the net technical result on current accident year improved by €+17 million to €165 million, reflecting a 1.6 point improvement of the net current year loss ratio to 88.6% mainly as a result of the stringent underwriting policies, especially in Property and Liability, emphasized by favorable claims experiences. The costs associated with the Tsunami were estimated at €22 million, the net technical result on prior accident years increased by €+17 million to €29 million, as a result of good underwriting results in aviation and positive loss reserve adjustments on Property.

Total expenses include administrative and acquisition expenses. They increased by €+3 million to €199 million, mainly driven by higher acquisition expenses.

Income tax expenses increased by €+19 million to €30 million in line with the operating income increase.

Net income improved by €+89 million to a profit of €84 million, reflecting improved net investment result mainly driven by lower impairment valuation allowances.

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

Net investment result increased by €20 million at €42 million. It included realized capital gains on the sale of Crédit Lyonnais shares in 2003 (€38 million), but was still impacted by impairment valuation allowances for € –68 million on equity securities (as compared to €–88 million in 2002). Investment income remained stable.

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

AXA Cessions

2004 compared to 2003

Gross revenues increased by €6 million to €94 million. Net income was quite steady, up €+1 million to € 17 million.

2003 compared to 2002

Gross revenues decreased by €13 million to €87 million. Net income was up €+20 million to €16 million, as 2002 was negatively impacted by risk reserves strengthening. This was partly offset by lower positive reserve development.

Assistance

2004 compared to 2003

Gross revenues increased by €+80 million or +17% on a comparable basis to €561 million, reflecting increased business with car manufacturers (€+16 million) in Germany, France and Greece, new partnerships regarding home services providing (€+23 million) mainly in the United Kingdom and France, positive new inflow on travel insurance mainly in Germany and France (€+8 million) as well as increased legal protection agreements in Italy (€+10 million).

Net income increased by €+3 million to €17 million in 2004, explained by (i) higher volumes, partly offset by higher expenses, and (ii) higher net realized gains.

2003 compared to 2002.

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

Other

The U.S. based reinsurance Life and Non Life entities were transferred from AXA RE to the other transnational segment starting October 2004. Information relating to 2003 and 2002 has been presented in accordance with FAS 131.

2004 compared to 2003

Net income from the other transnational Insurance operations decreased by €–33 million to a loss of €–23 million on a comparable basis, mainly due to a €20 million decrease in Non Life activities negatively impacted by the 4 hurricanes that hit the U.S. in third quarter of 2004 (€39 million pre-tax net of reinsurance charge). This exposure is coming from the program business of AXA Re P&C Insurance Company which is now in run-off. In addition, a €31 million valuation allowance was booked on a deferred tax asset, whereas U.S. Life reinsurance activity earnings decreased by €8 million to €25 million in line with the decrease in premiums volume on this portfolio. These negative impacts were partly offset by an improved loss reserve development on European run-off entities.

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

INTERNATIONAL INSURANCE (a)					(in euro millions)
	Years ended December 31,
	2004			2003		2002
	Yields	Amount		Yields	Amount	Yields	Amount

Fixed maturity investments:

Net investment income	4.6%	249		5.1%	261	5.7%	278

Net realized gains (losses)	0.6%	33		1.0%	53	2.2%	106

Net investment results	5.2%	282		6.2%	314	7.8%	383

Related assets at year end		5,348			4,936		5,206

Equity investments
(including participating interests):

Net investment income	1.9%	29		1.5%	24	1.4%	23

Net realized gains (losses)	4.2%	63		(0.9%)	(13)	(6.8%)	(113)

Net investment results	6.1%	92		0.7%	11	(5.4%)	(90)

Related assets at year end		1,467			1,506		1,554

Real estate:

Net investment income	12.0%	19		4.3%	8	6.8%	18

Net realized gains (losses)	0.1%	0		0.0%	(0)	2.9%	8

Net investment results	12.1%	19		4.3%	8	9.7%	26

Related assets at year end		138			174		227

Loans:

Net investment income	8.0%	42		5.3%	29	5.9%	30

Net realized gains (losses)	0.0%	0		0.0%	0	0.0%	(0)

Net investment results	8.0%	42		5.3%	29	5.9%	30

Related assets at year end		432			630		469

Other assets and cash
and cash equivalents:

Net investment income	1.9%	42		3.0%	64	3.9%	69

Net realized gains (losses)	0.2%	5	.	(0.9%)	(20)	3.0%	53

Net investment results	2.1%	47		2.1%	43	6.9%	122

Related assets at year end		2,040			2,292		1,897

Total invested assets:

Net investment income	3.9%	381		4.1%	386	4.6%	418

Net realized gains (losses)	1.0%	101		0.2%	20	0.6%	54

Net investment results	4.9%	482		4.3%	406	5.2%	472

Total invested assets at year end		9,426			9,537		9,354

(a)	The investment yields were calculated on a constant structual basis using the average net carrying value of invested assets (for each category) in the period. The realized gains were net of realized losses and included the net change in valuation allowances on impaired assets.

Asset Management segment

The Asset Management segment includes third-party asset management and asset management on behalf of AXA insurance companies. The tables below present the revenues and net income for the Asset Management segment for the periods indicated:

CONSOLIDATED GROSS REVENUES		(in euro millions)

	Years ended December 31,

	2004	2003	2002

Alliance Capital	2,421	2,416	2,903

AXA Investment Managers	944	783	820

TOTAL	3,364	3,199	3,724

Intercompany transactions	(277)	(277)	(313)

Contribution to consolidated gross revenues	3,087	2,922	3,411

NET INCOME		(in euro millions)

	Years ended December 31,

	2004	2003	2002

Alliance Capital	170	(89)	167

AXA Investment Managers	95	65	51

TOTAL	265	(24)	218

In 2004, the Asset Management segment accounted for 4% of AXA’s consolidated gross revenues after elimination of intercompany transactions (2003: 4% and 2002: 5%). The Asset Management segment had a positive contribution to AXA’s 2004 consolidated net income of 11% (negative contribution in 2003: –2% and positive contribution in 2002: 23%).

Alliance Capital

The operating results for Alliance Capital are presented below for the periods indicated. This information below is before any elimination of inter-company transactions.

ASSET MANAGEMENT OPERATIONS - ALLIANCE CAPITAL				(in euro millions)

			Years ended December 31,

	2004	2003		2002

		Reclassified	As published	Reclassified	As published

Fees, commissions and other revenues	2,421	2,416	2,416	2,903	2,903

Gross revenues	2,421	2,416	2,416	2,903	2,903

Net investment result	384	(41)	(41)	224	224

Total revenues	2,805	2,375	2,375	3,127	3,127

Administrative expenses (a)	(1,797)	(2,072)	(2,100)	(2,190)	(2,236)

Operating Income	1,008	303	275	937	891

Income tax expense / benefit (a)	(125)	(90)	(62)	(148)	(102)

Minority interests	(193)	(72)	(72)	(230)	(230)

Goodwill amortization	(520)	(230)	(230)	(392)	(392)

NET INCOME	170	(89)	(89)	167	167

Average exchange rate : 1.00 € = $	1.24	1.13	1.13	0.95	0.95

(a)	Since 2004, the State Tax was presented in Income tax expense. The 2003 and 2002 data has been reclassified to show comparable information. The State tax amounted to €28 million in 2003 and €46 million in 2002.

The year on year commentaries below are based on the operating results of the segment before elimination of inter-company transactions (refer to Note 32 “Segment information” to the consolidated financial statements included in Item 18 in this Annual Report for further information).

Year ended December 31, 2004 compared to year ended December 31, 2003

Assets under Management (“AUM”) increased by €19 billion from year-end 2003 or €51 billion on a constant exchange rate basis to €395 billion, driven by positive market impact of €46 billion and net positive inflows of €5 billion, of which cash management outflows were €–2 billion. The increase in AUM was partially offset by the negative exchange rate impact of €–32 billion due to the weakening of the U.S. dollar against the Euro.

Gross revenues (Fees, commissions and other revenues) were up €5 million in 2004, or up €246 million at constant exchange rate (+10%) to €2,421 million, due to higher investment advisory fees driven by higher average AUM (up 16%), higher Institutional research services fees up 13% due to increased market share and higher performance fees up 13%. The increase in investment advisory fees was partly offset by lower retail long-term open-end mutual fund fees.

Net investment result increased by €425 million up to €384 million, due to an non recurring €420 million release of the provision set up in 2000 to offset the dilution gain in connection with the acquisition of Sanford Bernstein Inc. Excluding this item, net investment result was nearly steady (€+5 million).

Administrative expenses decreased by €275 million or 5% at constant exchange rate mainly due to the absence of the 2003 €243 million charge for legal proceedings and mutual funds investigation settlement matters.

Income tax expense increased by €36 million, mainly driven by higher pretax income.

Goodwill amortization charge increased by €290 million or €337 million at constant exchange rates, mainly due to the €308 million exceptional amortization over the period of the additional goodwill generated by the exercise of Sanford C. Bernstein liquidity option.

Net income increased by €259 million to €170 million. At constant exchange rates, the increase (€280 million) was mainly due to (i) the exceptional impact of the 2004 exceptional profit related to the exercise by the former shareholders of Sanford Bernstein of their liquidity put option (€112 million net group share impact), and (ii) the charge recorded in 2003 for legal proceedings and mutual funds investigation settlement matters (€124 million net group share impact).

As a result of the acquisition of 16.32 million private units, AXA Financial’s ownership interest in Alliance Capital increased by 5.8 points from approximately 55.5% at year-end 2003 to 61.3% at year-end 2004.

Year ended December 31, 2003 compared to year ended December 31, 2002

Assets under Management (“AUM”) were up by €7 billion to €376 billion at December 31, 2003, mainly driven by positive market impact (€+71 billion) and net new money (€+7 billion) partly offset by adverse foreign exchange rates impact (€–71 billion). At constant exchange rates, AUM increased by +23%. Net inflows totaled €7 billion and were attributable to net new money of €9 billion, €4 billion and €–6 billion for Institutional, Private Client, and retail sectors, respectively. Retail outflows were predominantly coming from cash management products (€–4 billion).

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

Administrative expenses decreased by €136 million to €2,100 million in 2003, or an increase of €+277 million at constant exchange rates. This deterioration was mainly attributable to a €291 million (€243 million at 2003 exchange rates) charge for legal proceedings and mutual funds investigation settlement matters recorded at the end of September and December 2003. This unfavorable item was partly offset by lower promotion expenses.

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

Net income decreased by €256 million to €-89 million. At constant exchange rates, the decrease (€–264 million) was mainly due to (i) the exceptional impact of the 2002 exceptional profit related to the exercise by the former shareholders of Sanford Bernstein of their liquidity put option (€–148 million net group share impact), and (ii) the charge recorded in 2003 for legal proceedings and mutual funds investigation settlement matters (€–124 million net group share impact).

AXA Investment Managers (“AXA IM”)

The operating results for AXA Investment Managers are presented below for the periods indicated. This information below is before any elimination of inter-company transactions.

ASSET MANAGEMENT OPERATIONS -AXA INVESTMENT MANAGERS (“AXA IM”)		(in euro millions)

	Years ended December 31,

	2004	2003	2002

Fees, commissions and other revenues	944	783	820

Gross revenues	944	783	820

Net investment result	27	13	9

Total revenues	970	796	830

Administrative expenses	(792)	(669)	(716)

Operating Income	179	127	114

Income tax expense / benefit	(53)	(36)	(38)

Minority interests	(17)	(14)	(12)

Goodwill amortization	(14)	(11)	(13)

NET INCOME	95	65	51

Year ended December 31, 2004 compared to year ended December 31, 2003

Assets Under Management (“AUM”) were €345 billion as at December 31, 2004, increasing by €54 billion since December 2003 (+19% on a comparable basis), mainly due to positive net new money (€+29 billion) and market appreciation (€+24 billion). The net new money increase was mainly driven by the sales of structured products and international equities in the Institutional segment. Third-party AUM reached 25.3% of total AUM versus 19.4% at the end of 2003.

Gross revenues (fees, commissions and other revenues) reached €944 million, +22% on a comparable basis. Excluding fees retroceded to distributors but including carried interest, net revenues reached €660 million, +21% on a comparable basis. Net management fees increased by 20%, driven by higher average AUM (+17% on a comparable basis), and an increased proportion of third-party AUM, which have a higher level of fees than the Main Fund.

Administrative expenses, excluding commissions paid to third party agents, increased by 17% (€+68 million) at constant exchange rate to €508 million. This variance was mostly related to higher personnel costs in line with business growth and higher profitability. AXA IM started the outsourcing of its main administrative operations.

Income tax expense increased by €17 million, mainly driven by higher pretax income.

Net income increased by 30 million compared to 2003, up to 95 million in 2004.

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

Net income increase by €15 million to €65 million, reflecting mainly higher net revenues.

Other Financial Services Segment

The tables below present the gross revenues and net income for the Other Financial Services segment for the periods indicated:

GROSS REVENUES		(in euro millions)

	Years ended December 31,

	2004	2003	2002

French banks	157	142	137

German banks	68	136	133

AXA Bank Belgium	591	551	723

Other	5	37	52

TOTAL	821	866	1,046

Intercompany transactions	(30)	(30)	(26)

Contribution to consolidated gross revenues	791	836	1,020

NET INCOME		(in euro millions)

	Years ended December 31,

	2004	2003	2002

French banks	(10)	(20)	(14)

German banks	2	0	2

AXA Bank Belgium	29	80	33

Other	2	78	99

Total	22	138	119

In 2004, Other Financial Services Segment accounted for 1% of AXA’s consolidated gross revenues after elimination of inter-company transactions (2003 and 2002: 1%). The segment contributed 1% to AXA’s consolidated 2004 net income (2003: 14% and 2002: 13%).

Year ended December 31, 2004 compared to year ended December 31, 2003

Gross revenues (before elimination of intercompany transactions) decreased by €–45 million, mainly attributable to German Banks (€–68 million). This was mainly due to the sale of AXA Bausparkasse. On a comparable basis, the banking revenues in Germany slightly decrease by €2 million.

Net income decreased by €116 million to €22 million in 2004. This decrease was primarily due to lower net income in AXA Bank Belgium (€–52 million to €29 million), mainly due to lower gains coming from active asset management (€–32 million not of tax) essentially on fixed maturities and to the non recurrence of the capital gain on Crédit Lyonnais shares for €13 million in 2003. In addition the €76 million decrease in net income from other entities is mostly explained by the very positive impact of the 2003 run-off development of the CFP subgroup.

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

NET INCOME	(in euro millions)
	Years ended December 31,

	2004	2003	2002

AXA, the Company	(208)	(225)	(162)

Other French holding companies	(0)	(9)	69

Foreign holding companies	(84)	(137)	(164)

Total	(292)	(371)	(257)

Year ended December 31, 2004 compared to year ended December 31, 2003

Net income increased by €78 million in 2004 to a loss of €292 million. This trend was primarily attributable to:

(i)	AXA the parent Company ( €+17 million up to €–208 million), due to a €+65 million tax benefit mainly attributable to the merger between Compagnie Financière de Paris and two of its subsidiaries, and a €+16 million foreign exchange gain due to options aiming at reducing the impact of currency fluctuations on Group’s earning, partly offset by a €15 million higher financial charges mainly due to the dividend paid on ORAN’s (issued for Mony financing) and a €17 million higher expenses combined with a €30 million decrease in net capital gains reflecting the disposal of a large part of strategic holding in Schneider in 2003,
(ii)	Dutch holdings ( €+107 million, up to €104 million), due to the sale of Unirobe which generated a net capital gain of €104 million,
(iii)	German holdings ( €–83 million down to €–84 million), due to some non recurring positive items in 2003, including the sale of Colonia Re J.V., the joint venture with General Re (€+10 million), a lower tax charge (€57 million), and a non-recurring profit (€17 million) arising from the release of a tax provision, and
(iv)	AXA Financial Inc. ( €+36 million up to €–21 million) due to an exceptional pre tax gain on disposal of the discontinued Investment Banking and Brokerage segment of €65.8 million, or €42.8 net of Federal income taxes. The gain resulted from the reduction of state tax liabilities related to the 2000 sale of Donaldson, Lufkin & Jenrette, Inc.

Year ended December 31, 2003 compared to year ended December 31, 2002

Net income decreased by €114 million in 2003 to a loss of €–371 million in 2003. This trend was primarily attributable to (i) AXA S.A (€–63 million), mainly impacted by an increase of financial charges (€62 million) partly due to a shift from variable rates to fixed rates to protect future financial charges, (ii) other French Holding companies (€–78 million) stemming from the absence in 2003 of net capital gains compared to a high level of capital gains in previous year, and (iii) Australia New Zealand holding (€–75 million) as 2002 benefited from a €87 million capital gain on the sale of health activities. These unfavorable items were partly compensated by a higher net income in the German holding companies (€+86 million). This increase was mainly due to higher capital gains mainly explained by the sale of Colonia Re J.V., the joint venture with General Re (€+10 million), to a lower tax charge (€57 million) despite higher operating income as 2002 was unfavorably impacted by change in fiscal regime (€29 million), and as 2003 benefited from a non-recurring profit (€17 million) arising from the release of a tax provision set up when acquiring German operations, in connection with the sale in 2003 of AXA’s participation in Colonia Re J.V., and to higher investment income.

Liquidity and capital resources

Over the past several years, AXA has expanded its Insurance and Asset Management operations through a combination of acquisitions, joint ventures, direct investments and organic growth. This expansion has been funded primarily through a combination of (i) proceeds from the sale of non-core businesses and assets, (ii) dividends received from operating subsidiaries, (iii) proceeds from the issuance of subordinated convertible debt securities, other subordinated debt securities and borrowings (including debt issued by subsidiaries), and (iv) the issuance of ordinary shares.

The Company and each of its major operating subsidiaries are responsible for financing their operations. The Company, as the holding company for the AXA Group, co-ordinates these activities and, in this role, participates in financing the operations of certain subsidiaries. Certain of AXA’s subsidiaries, including AXA France Assurance, AXA Financial Inc., AXA Asia Pacific Holdings and AXA UK Plc. are also holding companies and are dependent on dividends received from their own subsidiaries for funds to meet their obligations. Group operating entities have to meet multiple regulatory constraints, in particular a minimum solvency ratio. Dividend distribution of entities to AXA parent company are sized taking into consideration these constraints as well as potential future regulation evolution. However, based on the information currently available, AXA does not believe that such restrictions constitute a material limitation on its ability to meet its obligations or pay dividends.

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

Life & Savings

Liquidity needs can also be affected by fluctuations in the level of surrenders, withdrawals and guarantees to policyholders in the form of minimum income benefits or death benefits specifically on variable annuity business (see Item 4 – “Life & Savings – Surrenders”).

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

Property & Casualty and International Insurance

Liquidity needs can be affected by actual claims experience if significantly different from the estimated claims experience (see Item 4 – “Claims Reserves”).

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

Sources of liquidity

At December 31, 2004, AXA’s consolidated balance sheet included cash and cash equivalents of €18.7 billion (2003: €19.4 billion), excluding bank overdrafts of €0.6 billion in 2004, (2003: €1.0 billion). The Company (statutory accounts) had cash and cash equivalents of €1,008 billion at December 31, 2004, versus €1,851 million a year earlier. The Company did not have any amounts outstanding on bank overdrafts at December 31, 2004.

On a consolidated basis, the aggregate principal payments required to be made on subordinated and non-subordinated debt instruments issued for 2005 and the four years thereafter amount to €1,238 million in 2005, €315 million in 2006, €367 million in 2007, €258 million in 2008 and €45 million in 2009. The remaining €11,017 million matures after 2009. Off-balance sheet commitments are discussed in Note 29 to the consolidated financial statements.

As part of its risk management, AXA has for a number of years paid constant attention to contractual clauses, particularly those that may cause debts to become repayable before due date. A large proportion of AXA’s debts consist of subordinated bonds that do not feature any early redemption clauses, except in the event of liquidation. Early redemption clauses (puts, default triggers, rating triggers) are in general avoided by AXA. However, when market practice makes them unavoidable, AXA has a centralised method of monitoring these clauses. To date, AXA is not exposed to early redemption clauses that could have a significant impact on its financial structure.

Subordinated debt

At December 31, 2004, the Company (statutory accounts) had outstanding subordinated debt of €9,013 million, or € 8,393 million taking into account a €620 million reduction for the impact of foreign exchange derivative instruments.

On a consolidated basis at December 31, 2004, AXA’s total outstanding subordinated debt totaled €9,855 million, after taking into account all intra-group eliminations, or €9,235 million after taking into account a €620 million decrease relating to foreign exchange derivative instruments (2003: €8,980 million, €8,453 million and €527 million respectively).

The increase of €782 million in 2004 (after the impact of foreign exchange derivative instruments), or €974 million at constant exchange rates, was mainly due to the issue, under the EMTN (Euro Medium Term Note) program of (i) € 625 million of undated deeply subordinated notes (“Titres Super Subordonnés”) (ii) $375 million of subordinated debts (€301 million) and € 125 million. Forestalling partly the refinancing of the debt maturing in 2005 and beyond, these issues allowed the Group to benefit from very favourable credit spread conditions, to improve its liquidity by further extending the average maturity of debt and as well as by improving the nature of the debt (hybrid capital). This increase was partly offset by the positive impact from foreign exchange derivatives (€93 million) due to the strengthening of euro against other currencies.

At December 31, 2004, as 2003 and 2002, the potential number of ordinary shares to be issued upon conversion of AXA’s total outstanding subordinated convertible debt was around 64.3 million.

For further information, refer to Notes 18 and 22 to the consolidated financial statements in Item 18.

Non-subordinated debt instruments

At December 31, 2004, the Company (statutory accounts) had outstanding non-subordinated debt instruments of €1,414 million, a decrease of €2,009 million from €3,423 million at December 31, 2003. The decrease in 2004 was mainly due to the repayment of €1,406 million of ORAN bonds issued in 2003, the redemption of Senior Bonds issued in 2002 (€312 million) and the repayment of all commercial papers (€120 million).

On a consolidated basis, AXA’s total outstanding issued non-subordinated debt amounted to €3,639 million at December 31, 2004, a decrease of €1,517 million from the €5,156 million figure a year earlier. Of the total non-subordinated debt outstanding at December 31, 2004, the amounts classified as financing debt and operating debt equalled €2,964 million and €675 million, respectively (2003: €4,459 million, and €697 million respectively). On a constant exchange rate basis, the decrease was €1,325 million and was primarily attributable to the drop of financing debts (€–1,327 million) due the following factors:

  the repayment on July 22, 2004 of ORANs bonds issued by AXA in September 2003 in order to finance the acquisition of MONY (each ORAN was redeemed by the issuance of one new ordinary AXA share, or
  € 1,389 million after the elimination on intra-group financing), the redemption of senior bonds (€312 million) issued in 2002 and related to the Euro Medium Term Note program, the refund of all commercial papers (€120 million),
  the refund at maturity date of the AXA Financial’s Senior bonds (€237 million), partly offset by the consolidation of debts located in MONY (senior bonds €463 million) now located in AXA Financial and €220 million now located in Equitable Life.

Of AXA’s total outstanding debt at December 31, 2004, short-term debt (maturity of 1 year or less) equalled €599 million (2003: €2,355 million of which €1,389 consisting of ORAN bonds).

For further information see Note 18 to the consolidated financial statements in Item 18.

Amounts owed to credit institutions

On a consolidated basis at December 31, 2004, amounts owed by the Company and its subsidiaries to credit institutions totaled €5,172 million as compared to €3,851 million at December 31, 2003, or an increase of € 1,321 million. Of the total amounts owed to credit institutions outstanding at December 31, 2004, financing and operating debts represented €17 million and €5,155 million (including bank overdrafts for €636 million), respectively. The increase of €1,321 million was attributable primarily to the following items:

  increase in AXA Bank Belgium debt in 2004 (€+2,037 million) in relation to the repurchase agreement operations which amounted to €3,464 million. Such instruments are used to manage the liquidity of the Belgian bank, reduction of AXA Banque’s operating debt (€176 million),
  decrease of German operating debts of €190 million further to the disposal of AXA Bausparkasse; and
  reduction of bank overdrafts by around €380 million across the Group.

For further information refer to Note 19 to the consolidated financial statements in Item 18.

Issuance of ordinary shares

The information provided below is given on a post 4-for-1 stock split basis.

  Since 1994, AXA has regularly offered shares to its employees. In 2004, AXA employees invested a total of €255 million in the employee stock ownership program (€22.5 million in July 2004 and €232,1 million in December 2004) resulting in the issuance of 18.9 million AXA ordinary shares. At December 31, 2004, AXA employees held approximately 5.11% of AXA ordinary shares (including ADSs –American Depositary Shares–) compared to 4.8% at December 31, 2003.
  In addition, during 2004, approximately 1.2 million ordinary shares were issued in connection with the exercise of AXA share options in 2004 (2003: 0.8 million ordinary shares).

As the result of successful completion of the merger of MONY with AXA Financial Inc., the ORANs1 redeemable into either shares or cash issued by AXA in September 2003 to finance the MONY acquisition were redeemed on July 22, 2004 by the issuance of 110,245,309 new AXA Shares. Each ORAN holder received in addition, on July 22, 2004, a “final interest” amount equal to Euro 0.38 per ORAN, i.e. the equivalent of the dividend paid by AXA on its shares on May 3, 2004 (€42 million).

At December 31, 2004, the number of treasury shares held by AXA subsidiaries fell by 7.6 million with respect to December 31, 2003. At December 31, 2004, AXA held approximately 22 million of its ordinary shares at a book value of €298 million, or 1.16% of the total outstanding ordinary shares. These shares are allocated principally to the AXA Financial stock-option program, where options have been granted to AXA Financial employees to acquire AXA ADRs (American Depositary Receipts).

The ORANs issued by AXA to finance the acquisition of MONY were redeemed on July 22, 2004 by the issuance of one new ordinary AXA share for each ORAN. Consequently, AXA’s subsidiaries received 1.4 million of AXA additional shares.

In 2004, AXA sold 9 million shares at a net realized loss of €27 million (€1.3 million in 2003 and nil in 2002) which 6.7 million shares sold to FINAXA. These shares were principally allocated to the AXA Financial stock-option program; these shares did not need to be allocated to this program anymore as a result of the implementation of the new hedging strategy.

As a part of an overall rebalancing of the hedge of its purchase stock options plans, AXA Financial Inc. purchased on November 22, 2004, approximately 26 million call options on the AXA ADR for the total premium of $ 89 million. The purpose of the hedge is to protect the Group against an increase in the AXA share price and depreciation of

(1) Bonds redeemable either in shares or in cash.

the U.S. dollar versus Euro. As a consequence of this rebalancing of its hedging strategy, the AXA Group sold 6.7 million of treasury shares for a total amount of €120 million.

Dividends received

Dividends paid to the Company were approximately €970 million in 2004 (2003: €1,109 million, 2002: €1,481 million), of which approximately €121 million were in currencies other than the euro (2003: €250 million, 2002: €387 million). The net decrease in dividends received during 2004 is principally due to (i) the absence of dividends paid by AXA Financial in 2004 (vs. €174 million in 2003), as its cash-flows were principally used to redeem debts and finance part of the MONY acquisition and (ii) the decrease of the dividend payment of AXA Participations II (€–135 million) as it did not realised capital gains in 2003. This decrease is partly offset by (i) a €46 million non-recurring dividend from AXA ONA (ii) a €10 million from AXA Canada, (iii) a €35 million dividend from AXA Italia, and (iv) dividend payments from AXA Holding Belgium and AXA Aurora for respectively €28 million and €25 million. AXA France Assurance dividend remained stable at €580 million.

The Company is not subject to restrictions on dividend payments, provided that its accumulated profits are sufficient to cover them. However, some subsidiaries, particularly insurance companies, are subject to restrictions on the amount of dividends they can pay to shareholders. For more information on these restrictions, see Note 30 to the consolidated financial statements in Item 18.

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

Uses of funds

Interest paid by the Company in 2004 totaled €561 million (2003: €487 million, 2002: €564 million) or €240 million after derivative instruments used to hedge the Company’s financial charges (2003: €252 million, 2002: €311 million). The Company’s annual interest expense is expected to be approximately €240 million, after taking into account hedging instruments, during each of the next three years. On a consolidated basis, total interest paid in cash in 2004 was €845 million (2003: €835 million, 2002: €894 million) or €583 million after derivative instruments (2003: €600 million, and 2002: €641 million). In 2004, this amount include the payment of "final interest" relate to ORANs (€42 million).

Dividends paid to AXA shareholders in 2004 totaled €676 million in respect of the 2003 financial year, or €0.38 per ordinary share, versus €0.34 per share paid in respect of the 2002 financial year (€599 million in total). All dividends in respect of the financial years ended in 2003 and 2002 were paid in cash.

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

The adjusted solvency ratio is approximately 242% at December 31, 2004, on a basis of Solvency I rules, which were effective as of January 1, 2004 and taking into account a portion of future profits generated by the in force life insurance contracts as advised by the 2002.12 Directive dated March 5, 2002. If Solvency I rules had been applied since 2003, AXA’s European consolidated solvency margin would have been 205% based on December 31, 2003 estimates, compared to 212% at December 31, 2003 as published in accordance with former regulation.

The new requirements are regulated in France by the Commission de Contrôle des Assurances, des Mutuelles, et des Institutions de Prévoyance.

Certain AXA subsidiaries with financial services activities must comply with various French and European regulations that require each to maintain, depending on its area of activity (bank, credit establishment or other), a minimum liquidity ratio or a minimum solvency ratio.

Supplementary Information – Contractual Obligations and specific information relating to off-balance sheet arrangements

A schedule of future payments under certain material contractual obligations for AXA Group is set out in the table below as at December 31, 2004.

CONTRACTUAL OBLIGATIONS				(in euro millions)

		Payments due by period
	Total	Less than	1-3 years	3-5 years	More than
		1 year (a)	(b)	(c)	5 years (d)

Subordinated debt	9,235	313	0	89	8,833

Non subordinated debt	3,639	925	316	214	2,184

TOTAL	12,874	1,238	316	303	11,017

(a)	Relates to payments due in 2005.
(b)	Relates to payments due in 2006 and 2007.
(c)	Relates to payments due in 2008 and 2009.
(d)	Relates to payments due in 2010 and thereafter.

This table includes subordinated debt issued by AXA (the Company) and its subsidiaries and non-subordinated debt issued by AXA (the Company): please refer to detailed disclosure in notes 14 and 18 to the consolidated financial statements included in Item 18 to this Annual Report.

As described above, AXA also has amounts borrowed from credit institutions, amounting to €5,172 million (including bank overdrafts for €636 million). Of the total amounts owed nearly all of the arrangements are payable on demand, except those of the company.

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

In addition, from time to time, AXA the Company and or its subsidiaries may become involved in contractual arrangements to which an unconsolidated entity is a party, which may assume many different forms such as, guarantees, subordinated retained interests in assets transferred, derivative instruments, obligations under variable interest entities including special purpose entities and other contingent arrangements. Information on contingent commitments material to AXA can be found in Notes to the consolidated financial statements included elsewhere in this Annual Report, specifically, Note 14 for subordinated debt, Note 18 for debt instrument issued and Note 19 for amounts owed to credit institutions, Note 26 for details on off balance sheet commitments given for the time periods as presented above, Notes 32 and 34 (h) for unfunded commitments specific to variable interest entities including special purpose entities. Specific to our U.S operations, AXA Financial has obligations under contingent commitments at December 31, 2004, including: Equitable Life’s and Alliance Capital’s respective revolving credit facilities and commercial paper programs; Alliance Capital’s US$ 100 million Extensible Commercial Notes program; insurance operations US$ 711 million letters of credit; Alliance Capital’s US$ 125 million guarantee on behalf of SCBL, a wholly-owned support services subsidiary of Alliance Capital and AXA Financial’s guarantees or commitments to provide equity financing to certain limited partnerships of US$ 418 million.

Our subsidiary, Alliance Capital has a US$ 148 million accrual for compensation and benefits, of which approximately US$ 48 million is expected to be paid in 2006-2007, US$ 28 million in 2008-2009 and the rest thereafter.

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

Please refer to notes 19, 26 and 34(j) to the consolidated financial statements included in Item 18 to this Annual Report for additional information on contractual obligations and off-balance sheet commitments.

Subsequent events after December 31, 2004, affecting AXA’s liquidity

Refer to Note 35 to the Consolidated Financial Statements included under Item 18 to this Annual Report.

Consolidated Cash Flows

Year ended December 31, 2004 compared to year ended December 31, 2003

Net cash provided by operating activities totaled €18.1 billion for the year ended December 31, 2004 (2003: € 15.3 billion).

Net cash provided from operating activities in 2004 was €2.8 billion higher than the prior year in line with improved operational performances.

A growth in gross revenues was experienced in two of AXA’s major markets: (i) life & savings – notably, in France, due to a surge in individual unit-linked premiums and, for group retirement premiums, in the United Kingdom notably on sales of single premium unit-linked bonds and strong sales of Group pension regular premium business and in Southern Europe which benefited from strong investment & Saving premiums, (ii) property & casualty – with Personal and Commercial lines growing 4% and 6%, respectively, as the Group attracted new clients and favorable pricing persisted in most business lines. Additionally, there was a favorable impact in relation to claims and expense management evolution, the combined ratio for the Group dropping 2 basis points over the prior year.

Net cash used in investing activities was €15.7 billion for the year ended December 31, 2004 (2003: net cash used of €13.1 billion).

Net cash used in investing activities in 2004 was €2.6 billion higher than the prior year and benefited from the second year in a row of the growth of the financial markets.

Net cash provided by financing activities totaled €0,1 billion for the year ended December 31, 2004 (2003: net cash used of €0.6 billion). The main impact is related to the repayment on July 22, 2004 of ORANs bonds issued by AXA in September 2003 in order to finance the acquisition of MONY (each ORAN being redeemed by the issuance of one new ordinary AXA share, €1,389 million).

The net impact of the foreign currency fluctuations was a decrease of approximately €0.4 billion in net cash for the year ended December 31, 2004 (2003: decrease of €0.7 billion). The net change was due to a strengthening of the Euro against other currencies, notably the United States dollar (+7.9%), the Japanese yen (+3.3%), the Euro remained stable against the British pound sterling. The operating, investing and financing activities described above, as well as the impact of foreign exchange and change in scope of consolidation, resulted in an increase in net cash and cash equivalents of €2.3 billion in 2004 (2003: increase of €1.9 billion).

At December 31, 2004, total consolidated gross cash and cash equivalents amounted to €21.3 billion, or net cash and cash equivalents of €20.7 billion after deducting bank overdrafts that were classified under “amounts owed to credit institutions” in AXA’s consolidated balance sheet (2003: respectively €19.4 billion and €18.4 billion net of bank overdrafts).

Year ended December 31, 2003 compared to year ended December 31, 2002

Net cash provided by operating activities totaled €15.3 billion for the year ended December 31, 2003 (2002: €14.3 billion). Net cash provided from operating activities in 2003 was €1 billion higher than the prior year in line with improved operational performances. A growth in gross revenues was experienced in two of AXA’s major markets: i) Life & Savings – notably due to strong sales in the United States following the launch of a variable annuity product, and in Belgium and Germany that benefited from a high level of sales on non unit-linked products, interest-linked products in Belgium and group pension funds in Germany, ii) Property & Casualty – showing good performance especially in France and in the UK through successful rates increase and positive net inflows. Additionally, there was a favorable impact in relation to claims and expense management evolution, the combined ratio for the Group dropping 3 basis points over the prior year.

Net cash used in investing activities was €13.1 billion for the year ended December 31, 2003 (2002: net cash used of €10.8 billion). The increase in cash used in investing activities compared to the prior year is mainly due to the reversal of the downturn that had persisted in the financial markets for three years running. The first solid steps in a synchronized global recovery led by the United States, combined with the recovery in corporate earnings, helped the global ’s stock markets to recover to a certain extent. The recovery of the stock market was overall after the lowest points reached in March 2003.

Net cash provided by financing activities totaled €0.6 billion for the year ended December 31, 2003 (2002: net cash used of €2.1 billion). This position is due (i) to ORANs issued following the exercise of warrants allocated free of charge, to shareholders as part of contemplated acquisition of MONY (€1,4 billion), (ii) the issue by AXA of €0.4 billion of fixed-rate undated subordinated bonds in May 2003 and (iii) 0.5 billion of perpetual bonds through private placement in the second half of 2003.

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

TOTAL INVESTED ASSETS, INCLUDING PARTICIPATING INTERESTS (excluding assets
backing contracts with financial risk borne by the policyholders)	(in euro billions, except percentages)

	At December 31, 2004		At December 31, 2003

Insurance activities	259.1	97%	241.2	97%

Non-insurance activities	9.0	3%	8.1	3%

Total consolidated invested assets	268.1	100%	249.3	100%

(which exclude investments in affiliated companies and assets backing contracts with financial risk borne by the policyholders)

Analysed as follows:

– Fixed maturity securities (a)	165.6	62%	154.4	62%

– Equity securities (b) (c)	69.6	26%	62.4	25%

– Real estate; mortgages, policies and other loans;
and investments in participating interests	32.9	12%	32.5	13%
	268.1	100%	249.3	100%

(a)	In 2004, approximately 9% were not publicly-listed securities with a carrying value of €15,0 billion (2003: approximately 17% were not publicly-listed securities with a carrying value of €26.1 billion).
(b)	In 2004, approximately 34% were not publicly-listed securities with a carrying value of €23.5 billion (2003: approximately 28% were not publicly-listed securities with a carrying value of €17.7 billion), including investments in mutual funds.
(c)	Includes holdings in mutual funds, including funds that invest in fixed maturity securities, see Note 6 “Investments” to the consolidated financial statements included elsewhere in this annual report.

AXA records an investment impairment charge when it believes an investment has experienced a decline in fair value that is other-than-temporary. Identifying those situations requires judgment by management and includes an assessment of subjective as well as objective factors including, but not limited to, the duration and extent to which the fair value of a particular security has been depressed; the financial condition, cash flows, and near term earnings potential of the issuer; and any particular problems affecting the issuer’s industry sector, as well as AXA’s ability and intent to retain the investment to allow sufficient time for any anticipated recovery in fair value. These impairment charges were recorded based on evaluation of the facts and circumstances specific to individual fixed maturity and equity securities and, in the judgment of management, such facts and circumstances did not impact the carrying values of other material investments held by AXA’s operations. Increases in defaults, credit downgrades, and overall declines in the global financial markets have contributed to an increase in impairments on AXA’s investment assets in 2004 and 2003 as compared to prior years.

In 2004 and in accordance with French GAAP, AXA recorded valuation allowances for other-than-temporary impairments before allocation to participating benefits, DAC/VBI amortization, minority interests and taxes as set out below:

  equity securities of €388 million (2003: €1,982 million), and fixed maturity securities of €47 million (2003: €368 million).

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

Gross unrealized gains and gross unrealized losses under French GAAP for AXA’s fixed maturity and equity investment holdings at December 31, 2004 and 2003 are set out below.

	(in euro billions)
	Years ended December 31,

	2004	2003

Fixed Maturity securities

Gross unrealized gains	12,1	8,7

Gross unrealized losses	(0,1)	(0,4)

Equity securities

Gross unrealized gains	3,7	2,2

Gross unrealized losses	(1,1)	(2,7)

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

Year ended December 31, 2004

Net income group share for 2004 under U.S. GAAP was €3.235 million, €715 higher million than the net income under French GAAP.

This increase was mainly due to:

–	differences in scope of consolidation (€+563 million net group share, €+789 million before tax) mainly attributable to the positive impact of the increase in value of investments in mutual funds, which are consolidated at market value under U.S. GAAP (€+794 million before tax),
–	differences in goodwill and purchase accounting (€+385 million net group share, €+273 million before tax), of which:
	•	exclusion of goodwill amortization charges under U.S. GAAP (€+649 million),
	•	the cancellation under U.S. GAAP of the exceptional profit accounted for in Alliance Capital under French GAAP (€–112 million) relating to the partial release of the dilution profit (€420 million) recorded at the time of acquisition of Sanford Bernstein Inc. in 2000, partly offset by the exceptional amortization of the associated goodwill (€308 million using average exchange rate),
	•	an additional amortization charge of the value of business in force (V.B.I.) (€–76 million),
–	differences in accounting of invested assets (€123 million net group share, €+162 before tax), of which:
	•	higher capital gains realized upon sale of invested assets, as corresponding valuation allowances were higher under U.S. GAAP, and, to a lesser extent, the booking of additional valuation allowances under French GAAP in 2004, on assets previously impaired under U.S. GAAP (€+342 million before tax),
	•	the impact of SOP03-1 on invested assets, that lead to a reclassification of non qualifying separate account assets in general account, (as explained above – see “Accounting for non-traditional contracts including separate accounts”), and, for real estate and loans, a re-measurement to depreciated cost (instead of market value under French GAAP), for a total amount of €–254 million,
–	the impact of accounting for derivatives and hedges (€–273 million net group share), and notably the application of FAS 133, which in particular caused changes in the market value of various derivative instruments to be included within net income under U.S. GAAP, and the impact of realized gains in Japan, on sales of fixed maturities and their corresponding hedging instruments. The majority of the gains on these derivatives recognized this year on the primary accounts had already been recognized in the previous years under U.S. GAAP, because of fair value accounting,
•	other items as the accounting for costs in relation to discounts granted in the context of AXA employee stock purchase plan “AXA Actionnariat” share plan for €–64 million.

Year ended December 31, 2003

Net income for 2003 under U.S. GAAP was €3,673 million, or €2,668 million higher than net income under French GAAP.

This increase was principally due to:

  the impact of accounting for derivatives and hedging activities (€+752 million), and notably the application of FAS 133, which in particular caused changes in the market value of various derivative instruments to be included within net income under U.S. GAAP, the fact that goodwill is no longer amortized from 2002 (€+562 million).
  the partial recovery in the financial markets and its positive impact on investments in mutual funds, which are included at market value under U.S. GAAP (€+475 million),

  a lower level of other-than-temporary impairment charges on equity securities under U.S. GAAP as compared to French GAAP (€+675 million). The differences between U.S. and French GAAP led to the recording of €373 million net group share of valuation allowances under U.S. GAAP as opposed to €1,048 million under French GAAP (net group share), a net release of valuation allowance against deferred tax asset (€+343 million) recorded under U.S. GAAP in 2002 by AXA Japan because the overall deferred tax asset balance decreased, the recognition of the disposal gain on the Australian health insurance business (€+93 million), which was recognized in 2002 under French GAAP but in 2003 under U.S. GAAP given the terms and condition of such disposal, the cancellation under U.S. GAAP of the profit recorded by AXA Financial under French GAAP (€–89 million), relating to a review of deferred tax positions, and to the compensation charge arising on AXA’s employee stock purchase plan in AXA SA (€–46 million), a difference in deferred tax recognition of €–29 million. Under French GAAP, deferred income taxes are required to be recognized in respect of distributions if the distribution is not going to be made in the foreseeable future and the ability to make such a distribution is at the control of management, whereas under U.S. GAAP, deferred income taxes arising on distributions are recorded in full if subject to local tax upon distribution (inside tax basis) even if the distribution is not going to be made in the foreseeable future and the ability to make such a distribution is under the control of management).

Year ended December 31, 2002

The 2002 U.S. GAAP net income amounted to a loss of €2,587 million, or €1,639 million lower than the French GAAP net income. This decrease was principally due to:

  the impact relating to impaired securities under U.S. GAAP in 2002 was an additional loss of €1,656 million (net Group share impact). The difference is primarily attributable to differences in conditions when an investment is presumed to be impaired, especially during volatile market conditions, and the amount recorded for impairment, the unfavorable impact of financial markets trends (i) on the value of investments in mutual funds and real estate companies, consolidated under U.S. GAAP at their market value (€1,008 million), and (ii) on the profit emerging from the UK “with-profit” funds, of which 10% is recognized in the U.S. GAAP net income (decrease by €274 million), an additional valuation allowance recorded under U.S. GAAP in respect of deferred tax assets in the Japanese life insurance operations (€1,014 million) as FAS 109 gives greater weight to previous cumulative losses than the outlook for future profitability when determining whether deferred taxes can be realized, under French GAAP, deferred income taxes are not required to be recognized in respect of distributions if the distribution is not going to be made in the foreseeable future and the ability to make such a distribution is at the control of management. Under U.S. GAAP, deferred income taxes arising on distributions are recorded in full if subject to local tax upon distribution (inside tax basis) even if the distribution is not going to be made in the foreseeable future and the ability to make such a distribution is under the control of management. In 2002, a deferred tax liability existed under U.S. GAAP of €345 million in respect of a local UK tax on future fund distributions, the elimination under U.S. GAAP of (i) the exceptional profit accounted for by Alliance Capital under French GAAP (€148 million) relating to the partial release of the dilution profit set up at the time of acquisition of Sanford Bernstein offset by associated additional goodwill amortization, as under U.S. GAAP, this dilution profit was entirely accounted within shareholder’s equity, and (ii) the realized gain on the disposal of AXA Australia health activities (€87 million), the valuation difference between French GAAP and U.S. GAAP (decrease by €119 million) on contracts that reinsure guaranteed minimum income benefit features respectively in AXA Financial (reinsurance ceded) and AXA Corporate Solutions (reinsurance accepted), as these contracts are derivative instruments that are accounted for at fair value under U.S. GAAP, these unfavorable items were partly offset by the fact that goodwill is no longer amortized from 2002 (increase by €588 million), and by the overall impact of fair value accounting for derivatives under FAS 133 (increase by €412 million).

Additional information on financial data on a U.S GAAP basis is presented in Item 18 (notes 33 and 34).

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

Major losses are defined as any event whose ultimate cost, gross of reinsurance and reinstatement premiums, is greater than $30 million.

Specific to Asset Management

Net new money: Inflows of client money less outflows of client money. Net new money measures the impact of sales efforts, product attractiveness (mainly dependent on performance and innovation), and the general market trend in investment allocation.

Item 6: Directors, Senior Management and Employees

A Management Board and a Supervisory Board have governed AXA since 1997.

An Executive Committee assists the Management Board in the performance of its duties. In addition, the Supervisory Board has established four special-purpose Committees.

Supervisory board

In the discussion below, the paragraphs on the composition of the Supervisory Board and its Committees have been updated, to reflect:

  the re-elections and appointments that were approved by AXA’s shareholders on April 20, 2005;
  the positions currently held by each member of the Supervisory Board; and
  changes in the membership of the Board’s various Committees in 2004 and early 2005.

Role and powers

The Supervisory Board oversees the management of the Company and is accountable to the shareholders. The Supervisory Board appoints and dismisses the Chairman and members of the Management Board and supervises executive management of the Company.

Article 12 of the Company’s articles of incorporation and bylaws, and the Supervisory Board’s own internal regulations, specify that, in light of its enhanced supervisory power with respect to matters of particular concern to the shareholders, the following transactions or issues require the prior consent of the Supervisory Board:

  the issuance of securities with a direct or indirect claim on the equity capital of the Company;
  proposed stock repurchase programs submitted to a vote of the shareholders assembled in an ordinary meeting;
  financing operations that may have a material impact on the Company’s financial position;
  any contemplated business acquisition whose price is more than €500 million;
  agreements to form strategic partnerships;
  the implementation of all stock option plans;
  proposals to amend the Company’s bylaws submitted to a vote of the shareholders in an extraordinary meeting;
  appropriations of earnings and dividends for the previous year proposed to shareholders in an ordinary meeting; and
  interim and final dividend payment dates.

Operating procedures

The guidelines governing the operation, organization and compensation of the Supervisory Board are contained in its internal regulations.

These regulations require that the Supervisory Board meet at least five times a year.

Its members receive documentation concerning matters to be reviewed prior to each meeting, generally eight days in advance.

This documentation always includes information on:

  the Group’s operations, as presented in the Management Board’s quarterly report, a press review, and a stock price performance report;
  reports on committee meetings that have been held since the last Supervisory Board meeting.

In addition to the agenda, this documentation may also include information on issues pertaining to the Group’s operations (e.g. a presentation on a particular operating company’s strategy and priorities) or a presentation on a particular subject (e.g. the brand, a transversal project, etc.).

Accordingly, the Group’s principal managers may be invited to take part in Board meetings from time to time to present their business area, their objectives and their results.

Training courses and special meetings are organized for members of the Supervisory Board as needed. Certain members of the Supervisory Board have requested and received training in the Group’s various business areas and have attended presentations on specific Group companies.

To ensure that their interests and those of the Group are aligned, members of the Supervisory Board are required to own shares in the Company, the value of which must be at least equal to the amount of directors’ fees they receive in the course of any given year.

Composition

On December 31, 2004, the Supervisory Board had 14 members, elected by the shareholders. Currently, four members of the Supervisory Board are not French nationals.

At the Company’s annual general meeting on April 21, 2004, the shareholders re-elected Claude Bébéar, and also elected Jacques Tabourot to the Supervisory Board as its employee-shareholder representative.

Acting on the recommendation of the Selection and Governance Committee, the Supervisory Board recommended that the Management Board ask the shareholders to:

  re-elect Anthony Hamilton, Henri Lachmann and Michel Pébereau for an additional term of four years;
  not to re-elect Thierry Breton, whose term of office expires at the close of this General Meeting and who resigned from his position on February 28, 2005 after his nomination as French Finance Minister;
  ratify the Supervisory Board's decision to appoint Leo Apotheker to fill the vacancy left by the death of Alfred von Oppenheim, for the remainder of the late Mr. von Oppenheim’s term;
  elect Jacques de Chateauvieux for a term of four years, replacing Jacques Calvet, whose term expires at the close of this meeting;
  elect Ms. Dominique Reiniche for a term of four years, replacing Bruno Roger, whose term expires at the close of this meeting.

Following the shareholder’s approval of these matters, at the April 20, 2005 meeting, to elect, re-elect or appoint the aforementioned individuals, the Supervisory Board is composed of 13 members.

Supervisory Board members are selected on the basis of their acknowledged competence and experience, as well as their ability to work together and become actively involved in the supervision of a company like AXA.

The Board makes a special effort to assess the independence of each Supervisory Board member with respect to the general management duties performed by the Management Board.

Acting on the recommendation of its Selection and Governance Committee, the Supervisory Board has assessed the independence of all of its members on the basis of the recommendations contained in the Bouton Report on corporate governance in publicly traded companies and, for the members of the Audit Committee, on the basis of the criteria set forth in the Sarbanes-Oxley Act.

On December 31, 2004, 10 of the 14 Supervisory Board members met the independence criteria based on the recommendations of the Bouton Report: Thierry Breton, Jacques Calvet, David Dautresme, Anthony Hamilton, Henri Hottinguer, Henri Lachmann, Gérard Mestrallet, Alfred von Oppenheim, Bruno Roger and Ezra Suleiman.

Following the changes approved by shareholders on April 20, 2005, 9 of the 13 Supervisory Board members meet the Bouton Report’s recommended criteria for independence. They are: Dominique Reiniche, Leo Apotheker, Jacques de Chateauvieux, David Dautresme, Anthony Hamilton, Henri Hottinguer, Henri Lachmann, Gérard Mestrallet, and Ezra Suleiman.

The Supervisory Board is taking the measures required to ensure that, by July 2005, all of the members of the Audit Committee will meet the independence criteria set forth in the Sarbanes-Oxley Act.

Composition of the Supervisory Board on December 31, 2004:

Name (and age)	Office presently held	Number of AXA shares held on 12/31/04	Directors’ fees earned in 2005 for 2004 (gross amounts, in euros)	Directors’ fees	Present principal occupation or employment	First appointment / term of office
				earned in 2004
				for 2003 (gross
				amounts, in euros)

Claude BEBEAR (69)	Chairman of the Supervisory Board	510,306	79,767.48	75,464.53	Chairman and CEO of FINAXA; Director or member of the Supervisory Board of AXA Financial (United States), BNP Paribas, Vivendi Universal and Mutuelles AXA; Non-voting member of the board of Schneider Electric.	June 1988/ May 2008

Jean-René FOURTOU (65)	Vice-Chairman of the Supervisory Board	6,876	74,819.37	82,832.95	Chairman and CEO of Vivendi Universal; Chairman of the Supervisory Board of Groupe Canal+; Director of Sanofi-Aventis and Cap Gemini.	April 1990/ April 2007

Thierry BRETON (1)(50)	Member of the Supervisory Board	3,500	29,612.17	30,363.84	Chairman and CEO of France Telecom; Chairman of the Board of Directors of TSA and Orange; Director or member of the Supervisory Board of Thomson, Schneider Electric and Dexia (Belgium).	May 2001/ April 2005

Jacques CALVET (73) (1)	Member of the Supervisory Board	8,665	78,688.26	80,679.63	Chairman of the Supervisory Committee of Bazar de l’Hôtel de Ville (BHV); Vice-Chairman of the Supervisory Board of Galeries Lafayette; Director or member of the Supervisory Board of Novarte, Société Générale and Société Foncière Lyonnaise; Non-voting member of the board of EPI, Cottin Frères and Enjoy.	January 1997/ April 2005

David DAUTRESME (71) (1)	Member of the Supervisory Board	26,800	54,720.87	58,609.46	Senior Advisor, Lazard Frères; Managing partner of DD Finance; Chairman of the Supervisory Board of Club Méditerranée; Director or member of the Supervisory Board of Casino and Fimalac; Non-voting member of the board of Groupe Go Sport, Lazard Frères Banque and Eurazeo.	April 1990/ April 2007

Anthony HAMILTON (63) (1) (2)	Member of the Supervisory Board	4,436	35,222.89	34,012.97	Non-executive Chairman of AXA UK Plc (United Kingdom) and AXA Equity and Law (United Kingdom); Director or member of the Supervisory Board of AXA Financial (United States); Pinault-Printemps-Redoute, Swiss Re Capital Markets Limited (United Kingdom), Binley Limited (United Kingdom) and Tawa UK Limited (United Kingdom).	January 1996/ April 2005

Henri HOTTINGUER (70) (1)	Member of the Supervisory Board	61,871	59,190.28	64,714.72	Chairman and CEO of Sofibus; Chairman of the Supervisory Board of Emba NV (The Netherlands); Vice-Chairman of Gaspee (Switzerland); Senior Chief Officer and Director of Financière Hottinguer, Intercom and Profinor; Chief Officer of the Board of Director of Hottinguer Finanz & Treuhand (Switzerland); FINAXA,AXA France IARD and AXA France Vie; Non-voting member of the board of Didot Bottin.	June 1988/ April 2007

Henri LACHMANN (66) (1) (2)	Member of the Supervisory Board	7,060	29,612.17	30,363.84	Chairman and CEO of Schneider Electric; Vice-Chairman of the Board of Directors of Mutuelles AXA; Director or member of the Supervisory Board of FINAXA, Vivendi Universal and Groupe Norbert Dentressangle; Non-voting member of the board of Fimalac.	May 1996/ April 2005

Gérard MESTRALLET (56) (1)	Member of the Supervisory Board	2,825	45,494.63	36,469.11	Chairman and CEO of Suez; Chairman of Suez Environnement, Suez-Tractebel (Belgium) and Electrabel (Belgium); Vice-Chairman of Sociedad General de Aguas de Barcelona (Spain) and Hisusa (Spain); Director or member of the Supervisory Board of Crédit Agricole S.A., Compagnie de Saint-Gobain, Taittinger and Pargesa Holding S.A.(Switzerland).	January 1997/ April 2007

Alfred vonOPPENHEIM* (70) (1)	Member of the Supervisory Board	40,000	43,020.40	46,258.58	–	January 1997/ April 2007

Michel PEBEREAU (63) (2)	Member of the Supervisory Board	4,200	36,268.38	40,118.23	Chairman of the Board of Directors of BNP Paribas; Director or member of the Supervisory Board of Saint Gobain, Total, Lafarge, BNP Paribas UK (United Kingdom) and Banque Marocaine pour le Commerce et l'Industrie (BMCI); Non-voting member of the board of Galeries Lafayette.	January 1997/ April 2005

Bruno ROGER (71) (1)	Member of the Supervisory Board	11,236	36,460.00	37,662.09	Chairman of Lazard Frères (SAS); Director or member of the Supervisory Board of Compagnie de Saint Gobain, Pinault Printemps Redoute and Cap Gemini Ernst & Young; Non-voting member of the board of Eurazeo.	January 1997/ April 2005

Ezra SULEIMAN (63) (1)	Member of the Supervisory Board	632 1,000 ADR AXA	30,657.67	19,400.46	Professor of Politics and Chair of the Committee for European Studies, Princeton University (United States); Associate Professor, Institut d’Etudes Politiques (Paris); Member of the Management Committee of Institut Montaigne, Centre Américain, Institut d'Etudes Politiques (Paris); Member of the Editorial Committee of Comparative Politics, La Revue des Deux Mondes and Politique Internationale.	April 2003/ April 2007

Jacques TABOUROT (59)	Member of the Supervisory Board	16,055	26,465.07	–	Lecturer in accounting and financial analysis, Bank and Finance program, Université Panthéon-Assas Paris II.	April 2004/ April 2008

(1)	Independent.
(2)	Shareholders re-elected at the annual general meeting on April 20, 2005.
*	Mr. Alfred von Oppenheim died in January 2005.

In addition, the following individuals were elected at the annual general meeting on April 20, 2005:

  Dominique Reiniche (49): President, European Group of Coca-Cola Enterprises; First Vice President, Union of European Soft Drinks Associations (UNESDA); Member of the Executive Committee of MEDEF; Chairman, Union des Annonceurs (UDA); Member of the board, ECR Europe; Member of the Advisory Board, ING Direct.
  Leo Apotheker (51): President, Global Field Operations of SAP AG; Member of the Executive Board, SAP AG, SAP America, Inc. (United States), SAP Global Marketing, Inc. (United States), SAP Asia Pte. Ltd. (Singapore), SAP JAPAN Co. Ltd.(Japan), SAP FRANCE S.A, S.A.P. ITALIA Sistemi, applicazioni, prodotti in data processing s.p.a., (Italy), SAP Hellas Systems Application and Data Processing S.A. (Greece), SAP (Beijing) Software System Co. Ltd., (China), Enigma Inc. (United States).
  Jacques de Chateauvieux (54): Chairman and CEO, Groupe Bourbon, Sapmer, JACCAR, Vindemia and Happy World Foods, Ltd.

Self-review

The Supervisory Board understands the importance of self-review.

In addition to the ongoing dialogue between members concerning Supervisory Board operations, the Supervisory Board conducted its first annual self-review in late 2002. This process involves individual interviews and a specially devised questionnaire.

An analysis by the Supervisory Board of the results of the first self-review highlighted the quality of the dialogue and debate between Supervisory Board members, the Group’s executive officers and the Management Board. The efficiency of Supervisory Board and committee meetings also emerged as a strong point. Areas for improvement were also noted, and these were addressed in 2003 and 2004. In particular, it was felt that the Supervisory Board needed to broaden its profile in terms of member nationality and to recruit younger members.

In early 2005, the Supervisory Board once again conducted a self-review, asking its members to complete a questionnaire on the following subjects:

  the Board’s relationship with the Chairman of the Management Board and Group Management;
  the organization and operation of the Board, and of its Financial, Audit, Selection and Governance, and Compensation Committees (in terms of the quality of the information received, discussion and issues covered);
  the Supervisory Board’s internal regulations; and
  the process and level of Board compensation.

Activity

In 2004, the Supervisory Board met seven times, of which one meeting was an entire day devoted to examination of the Group strategy, and the overall attendance rate was 89%.

In 2004, the Board’s work focused mainly on the following issues:

  proposed changes to the Board’s internal regulations, the composition of its committees and a review of each director’s independence;
  the various options for closing the Company’s 2003 financial statements, followed in a separate meeting by a review of the 2003 financial statements and performance of both the Group and the Company; review of the interim financial statements for 2004 and examination of reports on them submitted by the Audit Committee and the independent auditors;

  draft management reports and draft resolutions to be presented to the shareholders at their annual meeting;
  Group strategy for the next three years;
  the strategy of selected Group subsidiaries, particularly AXA France, AXA Financial, AXA in United Kingdom and AXA Investment Managers;
  the preparation of the Compliance Guide for AXA Group employees;
  the status of Group transversal projects being implemented and its cost reduction program;
  Group business and operations, via the Management Board’s quarterly presentation to the Supervisory Board; and
  work carried out by the Board’s four special-purpose committees, whose activities are discussed below, summarized by their respective Chairmen in reports submitted to the Board. The findings of these reports were discussed in Supervisory Boards meetings.

Supervisory board committees

In 1990, special-purpose ad hoc committees were established to help implement the principles of corporate governance at AXA.

In January 1997, when the Company’s current form of corporate governance was adopted (governance by a Management Board and a Supervisory Board), the Supervisory Board formally established four special-purpose Committees, whose chairmen and members it appoints and whose role and tasks it specifies.

The Board thus benefits from the work of the Audit, Finance, Compensation and Selection and Governance Committees.

Each Committee issues opinions, proposals and recommendations and is empowered to undertake or commission studies on subjects to be presented to the Supervisory Board. Each Committee may invite outside participants to attend its meetings.

Committee chairmen report on completed committee work at the next scheduled Supervisory Board meeting.

The role, organization and operating procedures of each Committee are set forth in the Supervisory Board’s internal regulations.

Audit Committee

On December 31, 2004, the Audit Committee had five members, all of whom were considered independent according to the criteria contained in the Bouton report. They were: Jacques Calvet (Chairman), Thierry Breton, David Dautresme, Gérard Mestrallet and Alfred von Oppenheim.

On February 23, 2005, Henri Lachmann and Ezra Suleiman were appointed to the Audit Committee. Alfred von Oppenheim died in January 2005, and Thierry Breton has left the Committee after his resignation on February 28, 2005. At the end of the General Meeting of April 20, 2005, all of the members of the Audit Committee will be considered independent under both the Sarbanes-Oxley Act and the Bouton Report.

At its meeting on April 20, 2005, the Supervisory Board appointed David Dautresme as Chairman of the Audit Committee, replacing Jacques Calvet, whose term of office is set to expire without re-election.

The Audit Committee met 6 times in 2004. The overall attendance rate was 62%.

Under the rules of procedure (“règlement intérieur”) of the Supervisory Board and the Charter of the Audit Committee approved by the Supervisory Board, the Committee’s missions are as follows:

  to review the Company’s interim and annual financial statements before they are presented to the Supervisory Board, and examine financial disclosures released by the Company at the end of each reporting period, to control the appointment of the Company’s independent auditors, and review audit programs, findings and recommendations, as well as any actions taken in light of these recommendations. In this regard, the Committee works with the Management Board and Group Internal Audit to review the Internal Audit Guidelines (for subsidiaries) and the structure of internal audit operations; to assess the independence of independent auditors by examining their relationships with the AXA Group and, in particular, by verifying the completeness of invoices submitted for audit work; to supervise the subject and performance of outside audits when the assignment does not pertain to financial statement audits (in particular support for the implementation of new accountings standards); and to review the appointment and replacement of independent auditors for Group subsidiaries. The Audit Committee also may be asked by the Management Board or the independent auditors to examine matters or events that expose the AXA Group to a significant risk, to review the accounting rules in force at AXA, and review any proposed changes in method, policy or principle, to review the program and aims of AXA’s Internal Audit Department, as well as any findings or reports issued by this Department or by outside audit firms. It may commission internal or external audits as needed and monitors the execution of internal controls, to notify Company management and, if it deems necessary, the shareholders, of any issue likely to have a material impact on the Group’s net worth or financial condition, and to consider any matter it deems necessary, and report the findings to the Supervisory Board.

In 2004, the principal matters handled by the Audit Committee included:

  examination of accounts closing options adopted in 2003;
  examination of annual and interim financial statements;
  development of a Group internal audit plan;
  approval of the Group Audit Guidelines;
  analysis of local internal audit plans;
  analysis of independent auditors’ action plans;
  re-appointment of independent auditors;
  monitoring of Group risks and principal litigations;
  monitoring of Group internal audit recommendations;
  implications of the French NRE (new economic regulations) Act and the Sarbanes-Oxley Act for the Group’s operations and measures taken (in particular, the working group timetable devised to ensure compliance with Section 404 of the Sarbanes-Oxley Act);
  implications of IFRS for Group financial statements; and
  examination of accounts closing options adopted in 2004.

Finance Committee

The Finance Committee had six members on December 31, 2004: Claude Bébéar (Chairman), Thierry Breton, Jacques Calvet, Henri Lachmann, Alfred von Oppenheim and Michel Pébereau. Four of its members met the independence criteria.

Thierry Breton left the Committee after having resigned from the Supervisory Board on February 28, 2005.

On February 23, 2005, Jacques Tabourot became a member of the Finance Committee.

The Committee met three times in 2004. The global attendance rate was 67%.

The Finance Committee:

  examines plans to sell real-estate or equity interests whose appraised value exceeds the authorizations granted to the Management Board by the Supervisory Board;
  reviews all material financial transactions involving AXA that are put forth by the Management Board; and
  reviews the broad outlines governing AXA’s asset management policy and, more generally, issues that pertain to AXA’s investment management policy.

In 2004, the principal matters handled by the Finance Committee included:

  AXA’s financial structure;
  AXA’s asset management strategy;
  monitoring and assessment of acquisition and disposal plans;
  the principal findings of AXA’s Economic Capital analysis;
  management of foreign exchange and interest risk hedging policy;
  implications of new European regulation on stock repurchase;
  examination of the financial resolutions proposed to the shareholders; and
  the recommended dividend.

Selection and Governance Committee

The Selection and Governance Committee had five members on December 31, 2004: Jean-René Fourtou (Chairman), Gérard Mestrallet, Michel Pébereau, Bruno Roger and Ezra Suleiman. Three of its members met the independence criteria on that date.

The Committee met twice in 2004. The global attendance rate was 100%.

The Selection and Governance Committee:

  formulates recommendations to the Supervisory Board on appointments to the Supervisory Board or the Management Board, including their respective chairmen and vice-chairmen, as well as on all appointments to the Supervisory Board’s special-purpose committees, including their respective chairmen; and
  is notified of the appointments of AXA’s principal executive officers, in particular members of the Executive Committee.

In 2004 and early 2005, the Committee reviewed the qualifications of the Supervisory Board candidates (Dominique Reiniche, Leo Apotheker and Jacques de Chateauvieux) whose election or appointment was approved by the shareholders on April 20, 2005.

The Committee also examined the impact of the changes in Supervisory Board composition or the composition of its four special-purpose committees.

In addition, the Committee assessed the independence of the candidates for seats on the supervisory Board as well as its current members.

The Selection and Governance Committee called on the services of an outside consulting firm to assist it in the search for new Supervisory Board members based on certain pre-defined criteria such as age, nationality, gender, cultural background and experience.

Compensation Committee

The Compensation Committee had four members on December 31, 2004: Henri Hottinguer (Chairman), David Dautresme, Jean-René Fourtou and Anthony Hamilton. Three of its members on that date met the Bouton independence criteria.

On February 23, 2005, Gérard Mestrallet became member of this Committee.
The Committee met five times in 2004. The global attendance rate was 85%.

The Compensation Committee:

  makes recommendations to the Supervisory Board on compensation levels for Management Board members, on the amount of directors’ fees to be submitted to a vote of the shareholders, and on proposed stock options grants to members of the Management Board;
  issues an opinion on Management Board recommendations related to the policies and procedures governing executive pay and the Company’s proposed stock option grants to employees; and
  is informed by the Management Board of compensation levels set by the boards of AXA Group subsidiaries.

In 2004, the principal matters handled by the Compensation Committee included:

  compensation paid to members of the Management Board and the Executive Committee;
  the total number of stock options to be granted to employees of the AXA Group, the allotment of stock options to members of the Management Board, and information on the stock options granted to employees by each operating unit;
  projected changes in the supplementary pension plan for French executives; and
  compensation and benefits policy for AXA Group executives.

For its work on executive compensation, the Compensation Committee used the findings of comparative studies conducted by a specialized outside consulting firm.

Management board

The Management Board is the Company’s collegial decision-making body.

The Management Board holds weekly meetings to discuss Group strategy and operations.

It operates in accordance with a set of internal regulations.

Acting on the recommendation of its Selection and Governance Committee, the Supervisory Board voted on January 15, 2003 to reappoint the members of the Management Board to a second three-year term of office when their terms expired on January 19, 2003. The current term of office will come up for renewal in January 2006.

Current members of the Management Board:

  Henri de Castries (50), Chairman,
  Claude Brunet (47), Transversal Operations and Projects, Human Resources, Brand and Communication,
  Christopher Condron (57), Insurance in the United States and Alliance Capital,
  Denis Duverne (51), Finance, Control and Strategy,
  François Pierson (57), Insurance in France, Large Risks, Assistance and AXA Canada.

Each Management Board member is assigned responsibility for a specific aspect of Company management.

Members of the Management Board devote their time exclusively to the management of the Group.

Executive committee

The Executive Committee’s principal mission is to review and execute AXA’s strategy.

The Committee’s composition reflects the structure of the AXA Group. It includes, mainly, members of the Management Board and the CEOs of the Group’s principal business units.

The fifteen members of the Group’s Executive Committee, including eight non-French nationals, conduct quarterly business reviews (QBR), during which performance is reviewed. These reviews were introduced in 2000 to provide a clear and consistent framework for:

  reviewing operational performance and monitoring the progress of key projects using quantifiable standards of measurement defined in collaboration with the Management Board;
  assessing the status of transversal projects; and
  exchanging ideas and information on key strategic orientations.

Executive Committee

Jean-Raymond Abat	Chairman of AXA Seguros (Spain) and head of the Mediterranean region

Alfred Bouckaert	Chief Executive Officer of AXA Belgium (Belgium)

Claude Brunet	Member of the Management Board in charge of Transversal Operations and Projects,
Human Resources, Communication and Brand

Henri de Castries	Chairman of the Management Board

Christopher Condron	Member of the Management Board, President and Chief Executive Officer of AXA
Financial (United States)

Claus-Michael Dill	Chairman of the Management Board of AXA Konzern AG (Germany)

Philippe Donnet	Chief Executive Officer of AXA Japan (Japan), President of the Board of Directors
of AXA RE

Denis Duverne	Member of the Management Board in charge of Finance, Control and Strategy

Hans Peter Gerhardt*	Chief Executive Officer of AXA RE

Dennis Holt	Chief Executive Officer of AXA UK (United Kingdom)

Gerald Lieberman	President and Chief Operating Officer of Alliance Capital (United States)

Nicolas Moreau	Chief Executive Officer of AXA Investment Managers

Les Owen	Group Chief Executive of AXA Asia Pacific Holdings (Australia), Head of the Asia Pacific
region (excluding Japan)

François Pierson	Member of the Management Board, Chief Executive Officer of AXA France,
Head of Large Risks, Assistance and AXA Canada (Canada)

Stanley Tulin	Vice Chairman and Chief Financial Officer of AXA Financial (United States)

(*)	Hans Peter Gerhardt was appointed as Member of the Executive Committee in March 2005.

Business units and subsidiaries

Business units

AXA has 10 business units, whose CEOs report directly to the Management Board and its Chairman. They are listed below:

Name	Business unit

Jean-Raymond Abat	Mediterranean Area

Alfred Bouckaert	Benelux

Christopher Condron	United States

Claus-Michael Dill	Germany and Eastern Europe

Philippe Donnet	Japan

Hans Peter Gerhardt	Reinsurance

Dennis Holt	United Kingdom and Ireland

Nicolas Moreau	AXA Investment Managers

Les Owen	Asia-Pacific (excluding Japan)

François Pierson	France and Assistance, Large Risks, Canada

Subsidiaries

Implementing the principles of corporate governance is a priority at AXA.

Consequently, all of AXA’s principal subsidiaries, whether publicly traded or not, are governed:

  by a board whose membership includes independent or non-executive directors;
  by an audit committee, whose membership also includes independent or non-executive directors.

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

Employees

The table below sets forth the number of salaried employees of the AXA Group over the past three years broken down by line of business and geographic region:

Salaried Employees	At December	At December	As at January	At December
	31, 2002	31, 2003	1, 2004 (a)	31, 2004

Insurance	70,127	64,939	66,916	66,869

France (b)	17,869	16,168	16,168	16,124

Unites States	5,276	4,866	6,524	6,415

Japan	3,135	3,047	3,047	3,020

United Kingdom (and Ireland since January 1, 2004)	10,868	10,794	11,609	12,228

Germany	8,462	7,654	7,654	7,483

Belgium (including AXA Bank Belgium) (c)	5,381	4,969	4,969	4,814

Southern Europe	–	–	4,661	4,649

Other countries	13,685	11,933	6,776	6,526

Of which Australia / New Zealand	2,922	2,355	2,355	2,210

Of which Hong Kong	783	794	794	823

Of which The Netherlands	960	905	897	700

Of which Spain	1,900	1,807	–	–

Of which Canada	1,847	1,779	1,779	1,818

Of which Italy	1,302	1,277	–	–

Of which Portugal	1,304	1,250	–	–

Of which Morocco	502	501	501	511

International insurance	5,451	5,508	5,508	5,610

AXA RE	895	738	614	445

AXA Corporate Solutions Assurance	1,529	1,327	1,327	1,167

AXA Cessions	66	79	79	110

AXA Assistance	2,961	3,182	3,182	3,560

Other transnational activities	0	182	306	328

Asset management	6,271	6,241	6,241	6,258

Alliance Capital	4,145	4,078	4,078	4,118

AXA Investment Managers	2,126	2,163	2,163	2,140

Other Financial Services
(excluding AXA Bank Belgium) (c)	836	776	642	559

France	510	476	476	481

Germany	326	300	166	78

Services Group	711	679	679	638

AXA Technology and AXA Group Solutions	197	1,949	1,949	2,015

TOTAL	78,142	74,584	76,427	76,339

Personnel of non-consolidated companies or companies accounted for using the equity method are not included in the above table. Personnel of companies proportionally consolidated are included, pro-rata, in accordance with the percentage of consolidation.
(a)	The personnel at January 1st, 2004 are included on a constant structural basis in relation to personnel at December 31, 2003:
	–	Acquisition of the MONY Group and minority buyout of Direct Seguros in Spain,
	–	Disposition of AXA Bausparkasse,
	–	Staff transfers from AXA Re to AXA Liabilities Managers, an AXA Group subsidiary created in January 1, 2003 and dedicated on run-off portfolio management;
	–	Since January 1st, 2004, (i) Italy, Spain and Portugal (previously included in “Other Countries,” are now presented on an aggregated basis under “Southern Europe” and (ii) United Kingdom P&C now includes Ireland (which was presented before under “Other Countries”).
(b)	Some of the employees of the French companies of the AXA Group are included in “Groupements d’Interets Economiques (GIEs)”. In addition, under a portfolio management agreement, a portion of the personnel of four AXA’s “Mutuelles” (not in AXA’s consolidated financial statements) is included in the France insurance and financial services activities.
(c)	Employees of AXA Belgium provide services in common for both the insurance activities and the bank activities. Consequently, split is not available.

Full disclosure on executive compensation

Executive remuneration and incentives

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

Executive compensation includes a fixed and a variable component. The fixed component is targeted to fall within the lower quartile of the market. The variable component is tied to AXA’s global performance, local performance, and the attainment of the executive’s individual objectives, weighted to reflect his or her level of responsibility. The variable portion is designed to represent the principal component of the executive’s annual global compensation such that, in the case of successful attainment of the objectives, the compensation levels of AXA executives will be in the top two quartiles of the going market rate.

The remuneration of Management Board members is fixed by the Supervisory Board, based on the Remuneration Committee’s recommendation.

The fixed remuneration of the Chairman of the Management Board (€500,000) has not changed since he was appointed in May 2000.

The variable component of his pay is calculated on the basis of a predefined target amount (€2,000,000) and includes three components:

  Group performance, as measured by adjusted earnings per share and underlying earnings;
  AXA stock performance, measured in comparison to that of its competitors; and
  Individual performance, which is evaluated by the Compensation Committee on the basis of the specific objectives set at the beginning of the year.

The amounts awarded to the Chairman of the Management Board as variable compensation demonstrate the variability of this pay component:

  Variable compensation for the year 2000 paid in 2001: €1,381,373
  Variable compensation for the year 2001 paid in 2002: €719,967
  Variable compensation for the year 2002 paid in 2003: €1,419,277
  Variable compensation for the year 2003 paid in 2004: €1,824,728
  Variable compensation for the year 2004 paid in 2005: €2,298,157

For other members of the Management Board, four factors are taken into consideration:

  Group performance (adjusted earnings per share and underlying earnings);
  AXA stock price performance compared with its competitors;
  Performance of the business unit or functional area of responsibility, measured against objectives set at the beginning of the year; and
  Individual performance, evaluated on the basis of specific objectives set at the beginning of the year.

For the first time in several years, variable compensation paid in respect of 2004 was higher than the target amount.

For the other members of the Executive Committee, the variable component of pay also depends on Group performance, the performance of their business unit, and their individual performance.

When target variable compensation levels are set (pay for actual performance), the portion tied to Group performance is greater for members of the Management Board than for other members of the Executive Committee (whose variable compensation is generally linked to the results of their respective business units). Performance hurdles (floors and ceilings) are set to ensure the genuine variability of compensation.

The table below provides the following information:

  gross compensation paid in respect of 2004 (e), i.e. the fixed component paid 2004 (a), the variable component earned in 2004 and paid in 2005 (including expatriation allowances paid in 2004) (b), any directors’ fees paid in 2004 (c) and benefits in kind for the year 2004 (d);
  gross compensation paid in 2004 (g), i.e. the fixed paid in 2004 (a), the variable component earned in 2003 and paid in 2004 (including expatriation allowances paid in 2004) (f), any directors’ fees paid in 2004 (c) and benefits in kind for the year 2004 (d);
  and gross compensation paid in 2003, i.e. fixed compensation paid in 2003, the variable component earned in 2002 and paid in 2003 (including expatriation allowances paid in 2003), any directors’ fees paid in 2003 and benefits in kind for the year 2003.

This table also enables comparisons between compensation earned in respect of 2004 and that paid in 2003 and 2004.

	Fixed	Variable	Directors’	Benefit	Total	Variable	Total	Variable	Total
	component	component	fees	in kind	compensation	component	compensation	component	component
	for 2004 paid	in 2004 (€)	paid in	2004	paid in respect	paid	paid	paid	paid in
	in 2004 (€)		2004 (€)	(€)	of 2004 (€)	in 2004 (€)	in 2004 (€)	in 2003 (€)	2003 (€)
	(a)	(b)	(c)	(d)	(e) = (a)+(b)+(c)+(d)	(f)	(g) = (a)+(f)+(c)+(d)

Members of the
Management Board

H. de Castries (France)	500,000	2,298,157	208,758	4,150	3,011,065	1,824,728	2,537,636	1,419,277	2,099,396

C. Brunet (France)	320,000	833,066	97,861	4,150	1,255,077	764,139	1,186,150	498,695	875,920

D. Duverne (France)	350,000	979,162	56,495	4,150	1,389,807	832,998	1,243,643	539,015	903,407

C. Condron
(United States) (1)	804,000	3,638,100	0	119,357	4,561,457	4,020,000	4,943,357	3,359,200	4,539,283

F. Pierson (France)	375,000	1,144,339	57,115	13,781	1,590,235	814,878	1,260,774	746,856	1,299,664

Members of the
Executive Committee

J.R. Abat (Spain) (2)	200,000	458,861	28,571	34,436	721,868	428,200	691,207	302,385	540,832

A. Bouckaert (Belgium)	450,000	526,860	130,359	1,875	1,109,094	444,669	1,026,903	293,776	873,904

C.M. Dill (Germany)	550,000	818,943	0	13,210	1,382,153	977,630	1,540,840	650,992	1,312,749

P. Donnet (Japan) (3)	299,840	1,046,326	5,716	405,123	1,757,005	598,666	1,309,345	393,022	895,095

D. Holt (United Kingdom)	589,600	774,310	0	27,726	1,391,636	657,994	1,275,320	570,938	1,169,692

G. Lieberman
(United States) (4)	160,800	1,955,137	0	101,721	2,217,658	1,955,137	2,217,658	981,604	1,165,204

N. Moreau (France)	284,120	1,005,174	104,168	3,053	1,396,515	833,677	1,225,018	500,380	883,496

L. Owen (Australia) (5)	710,160	930,310	0	227,903	1,868,372	887,700	1,825,763	657,891	1,591,211

S. Tulin (United States)	603,000	2,685,360	0	124,287	3,412,647	3,015,000	3,742,287	2,519,400	3,278,214

TOTAL	6,196,520	19,094,105	689,043	1,084,922	27,064,589	18,055,416	26,025,901	13,433,431	21,428,067

(1)	C. Condron opted for the deferred payment of 25% of the fixed and variable components of his compensation. The amounts indicated reflect the full amount of this compensation.
(2)	Compensation and benefits paid to J.R. Abat include benefits paid in respect of his expatriate status in Spain.
(3)	Compensation and benefits paid to P. Donnet include benefits paid in respect of his expatriate status in Japan.
(4)	G. Lieberman was appointed to the AXA Executive Committee on December 31, 2004, replacing B. Calvert, who resigned from Alliance Capital on December 31, 2004 and is now advisor to the CEO of Alliance Capital.
(5)	Compensation and benefits paid to L. Owen include benefits paid in respect of his expatriate status in Australia.

Substantial differences in the tax systems to which AXA’s executive officers are subject make meaningful comparisons of the compensation and benefits they earn difficult. For information, the relevant marginal tax rates are as follows: Germany: 44.30% (excluding the Church Tax); Australia: 47.00%; Belgium: 53.50%; the United States: 42.70% and 38.07% (respectively, for New York and Philadelphia); Spain: 45.00%; France: 58.09%, including an additional 10.00% for social taxes; the United Kingdom: 40.00%.

Share Ownership of Members of the Management Board

	Number of shares owned as of December 31, 2004
	(excluding AXA Actionnariat mutual funds
	and other shareholding mutual funds)
	AXA shares	AXA ADR	FINAXA shares

Henri de Castries (Chairman)	77,000	–	64,107

Claude Brunet	1,408	–	–

Christopher Condron (United States)	–	379,110	–

Denis Duverne	26,604	–	–

François Pierson	8,500	–	–

On March 30, 2004 and on December 28, 2004, Messrs Henri de Castries, Claude Bébéar, Denis Duverne and certain other AXA shareholders entered into two agreements providing for an engagement to hold their AXA shares for a period of six years in order to take advantage of the wealth tax regime provided by the “Dutreil” Act of August 1, 2003. The first agreement related to 20.35% of the capital and 32.15% of the voting rights of AXA and the second one related to 20.52% and 32.49%.

Directors’ Fees Paid to Supervisory Board Members

The members of the Supervisory Board do not receive remuneration, with the exception of a fee for attending meetings. The amount of directors’ fees paid to AXA’s Supervisory Board members is indicated in the table above on Supervisory Board members.

The amount of directors’ fees to be paid is determined by the shareholders, in accordance with the Company’s articles of incorporation and bylaws, and apportioned by the Supervisory Board to its members for their Board and Committee duties as follows:

  half of the amount of directors’ fees is distributed evenly among the members of the Supervisory Board as the fixed component;
  a portion of the remainder is distributed among the members of the Supervisory Board in proportion to their actual attendance at the meetings of the Supervisory Board; and
  the remainder is allocated by the Supervisory Board to the various specialized Committees and distributed among their members in proportion to their actual attendance at Committee meetings.

Due to the importance of their role, members of the Audit Committee receive a higher proportion of directors’ fees.

In 2004, based on 2003 membership and attendance, the Company paid a gross amount of 660,000 euros (617,109.84 euros net) in directors’ fees to the 14 members of the Supervisory Board.

In consideration for the increase in the amount of work accomplished by the Supervisory Board and its special-purpose committees, the shareholders are being asked to increase the total annual amount of directors’ fees allocated to the Supervisory Board to €1 million.

The current gross amount of 660,000 euros was approved by the shareholders at their annual meeting in May 1999.

Stock Options

For many years, AXA has promoted a stock option program, for its directors, officers and employees in France and abroad, aimed at rewarding their performance and aligning their interests with those of the Group by linking them to AXA’s stock performance over the long term.

Within the global cap approved by the shareholders, the Supervisory Board approves all stock option programs prior to their implementation.

To date, AXA has opted to grant subscription options, with the exception of options granted by AXA Financial to certain of its employees, which are purchase options on ADRs.

Stock options are valid for a period of ten years. They are granted at fair market value, with no discount, and become exercisable upon vesting, generally in thirds between 2 and 4 years following the grant date.

Annual grants are generally made during the first quarter of the year. In 2004, grants were made on March 26, 2004 and the strike price was determined based on the 20 trading days before the attribution.

In the United States, options may be granted during the year to newly-hired or newly-promoted employees or when the performance measures that give rise to option grants are available after the first quarter of the year.

The pool of options allocated to each business unit is essentially determined on the basis of their contribution to Group performance the previous year.

Individual option grants are determined on the basis of the following criteria:

-	importance of the job	=> role
-	importance of the individual in the job	=> retention
-	importance of the individual in the future	=> potential
-	quality of the individual contribution	=> performance.

Individual option grants are approved by the Management Board, with the exception of grants to members of the Management Board, which are approved by the Supervisory Board (acting on the recommendation of its Compensation Committee).

In 2004, AXA stock option grants were as follows:

  10,260,484 subscription options at a price of €17.68 granted to 2,189 employees outside the United States, representing 0.54% of the share capital;
  6,672,473 purchase options granted by AXA Financial at an average price of $20.64 to 1,742 employees in the United States, representing 0.35% of the share capital.

On December 31, 2004, 3,671 AXA employees outside the United States and 6,341 employees in the United States1 had been granted stock options.

59,838,286 AXA subscription options and 43,935,080 ADR purchase options, together representing 5.4% of the share capital, were outstanding on December 31, 2004.

(1) In light of an AXA Financial all-employee stock option grant in 2001.

STOCK OPTIONS GRANTED TO EXECUTIVE COMMITTEE MEMBERS (options granted but not exercised on December 31, 2004)

Beneficiaries	AXA	AXA ADR (1)	FINAXA

Members of the Management Board

H. de Castries (Chairman)	4,865,600	286,219	111,264

C. Brunet	831,723	–	–

C. Condron (United States)	–	2,905,746	–

D. Duverne	1,683,656	159,011	–

F. Pierson	1,606,280	–	–

Members of the Executive Committee

JR. Abat (Spain)	454,575	–	–

A. Bouckaert (Belgium)	679,569	–	–

C.M. Dill (Germany)	576,771	–	–

P. Donnet (Japan)	555,770	–	–

D. Holt (United Kingdom)	498,973	–	–

G. Lieberman (United States) (2)	–	–	–

N. Moreau (3)	422,008	–	–

L. Owen (Australia) (4)	479,140	–	–

S. Tulin (United States)	131,960	2,577,354	–

(1)	As part of AXA’s buyout of minority interests in AXA Financial, the outstanding options on AXA Financial ordinary shares were converted into AXA American Depository Shares (ADR) on January 2, 2001.
(2)	Also owns 80,000 shares of stock in Alliance Capital.
(3)	Also owns 7,562 shares of stock in AXA Investment Managers, an unlisted company.
(4)	Also owns 4,200,000 shares of stock in AXA Asia Pacific Holdings, a listed company in Australia.

Adjustments in the number of AXA, AXA ADR and Finaxa options were made in light of the following transactions: new issuance of ordinary shares by AXA to finance MONY acquisition and new issue of ordinary shares by Finaxa with preferential subscription rights.

STOCK OPTIONS GRANTED AND EXERCISED BY DIRECTORS, OFFICERS AND EMPLOYEES IN 2004

	AXA STOCK OPTIONS					AXA ADR

		OPTIONS		OPTIONS		OPTIONS			OPTIONS
		GRANTED		EXERCISED		GRANTED			EXERCISED

			Price after
		Exercise	adjustments				Exercice	Price
	Number	date	(in euros)	Number	Price	Number	date	(USD)	Number	Price

Management Board members

H. de Castries (Chairman)	850,000	03/26/2014	17.68	–	–	–	–	–	–	–

C. Brunet	233,750	03/26/2014	17.68	–	–	–	–	–	–	–

C. Condron (United States)	–	–	–	–	–	622,442	03/26/2014	20.59	145,057	12.51
									145,057	12.58

D. Duverne	331,500	03/26/2014	17.68	–	–	–	–	–	–	–

F. Pierson	382,500	03/26/2014	17.68	–	–	–	–	–	–	–

Stocks options granted or exercised by the top 10 beneficiaries	Number of options	Weighted
(outside the Management Board) during 2004	granted or exercised	average price

Stock options granted	1,316,044	17.37 euros

Stock options exercised	389,154	10.09 euros

Performance units

In 2004, the stock options program was partially replaced by a performance unit program.

Performance units are intended to:

  Reward and retain top talent by linking beneficiary compensation to the intrinsic performance of the AXA Group and the local business unit, as well as to AXA stock price performance over the medium term (3 to 5 years).
  Reduce the shareholders’ dilution by granting smaller volumes of share options.

The grant criteria for performance units are the same as for stock options.

Performance units function as follows:

  Each beneficiary is initially granted a certain number of performance units, which will be used to calculate the final number of performance units earned after a three-year period, provided that the beneficiary is still an employee of the AXA Group at that date.
  During each of the three years, a fraction representing one-third of the total performance units initially granted is subject to adjustments based on criteria measuring the performance of the AXA Group and that of the beneficiary’s local business unit, based on pre-determined targets.
  The extent to which performance targets are met determines the number of performance units actually granted to the beneficiary, which may vary between 0% and 130% of the number of performance units at stake each year.
  At the end of the three-year period, performance units actually granted each year become definitively earned by the beneficiary, provided that the beneficiary is still an employee of the Group.
  The value of each performance unit corresponds to the average opening price of the AXA share during the 20 trading days preceding the end of the three-year period.
  The total amount corresponding to the value of all performance units definitely earned by a beneficiary is paid as cash compensation.
  If the number of performance units definitely earned is equal to or greater than 1,000, the beneficiary receives 70% of the total value so that social contributions and income tax based on 100% can be paid. In order to develop employee stock ownership and align the interests of employees and shareholders, the remaining 30% is reinvested in AXA stock for an additional minimum 2-year lock-in period.

The amounts corresponding to performance units are charged to expenses each year under the variable accounting method, but do not create any dilution for shareholders since no new shares are issued.

Under the first performance unit plan dated March 26, 2004, 1,017,012 performance units were granted to 2,554 employees.

On March 26, 2005, 339,004 performance units were granted based on the 2004 performance of the AXA Group and of the local business units of the beneficiaries.

These units will become definitively acquired only if the beneficiaries are still employees of the AXA Group at the end of the three-year period (i.e. on March 26, 2007).

Performance unit grants to the members of the Management Board are indicated in the table below.

	Initial grant		Actual grant						Definitive
			based on performance criteria						acquisition
			FY 2004		FY 2005		FY 2006

		Date		Units		Units		Units
	No.	initially	Units	actually	Units	actually	Units	actually	No. units	Date
	units	granted	at stake	granted	at stake	granted	at stake	granted	acquired	acquired

H. de Castries	60,000	03/26/04	20,000		20,000		20,000			03/26/07

C. Brunet	16,500	03/26/04	5,500		5,500		5,500			03/26/07

C. Condron	74,321	03/26/04	24,774		24,774		24,773			03/26/07

D. Duverne	23,400	03/26/04	7,800		7,800		7,800			03/26/07

F. Pierson	27,000	03/26/04	9,000		9,000		9,000			03/26/07

Statement on corporate governance as required by section 303A-11 of the New York Stock exchange’s listed company manual

The following is a brief explanation of the principal ways in which AXA’s corporate governance practices differ from the New York Stock Exchange corporate governance rules applicable to U.S. domestic companies listed on the NYSE.

Many of the corporate governance rules in the NYSE Listed Company Manual (the “NYSE Governance Rules”) do not apply to AXA as a “foreign private issuer.” However, Rule 303A.11 requires foreign private issuers to describe significant differences between their corporate governance standards and the corporate governance standards applicable to U.S. companies listed on the NYSE. While management believes that AXA’s corporate governance practices are similar in many respects to those of U.S. companies listed on the NYSE and provide investors with protections that are comparable in many respects to those envisioned by the NYSE Governance Rules, there are certain important differences described below.

AXA’s corporate governance principles and practices reflect applicable laws and regulations in France as well as those in the United States, including applicable provisions of the Sarbanes-Oxley Act of 2002 (“Sarbanes”). The composition and responsibilities of AXA’s Supervisory Board, the various Supervisory Board committees that have been established and AXA’s Management Board is set forth earlier in this Item 6. In addition to complying with all applicable laws and regulations concerning corporate governance, AXA’s governance principles and practices and its financial communications also take into account various “best practices” that have developed in recent years in the French, broader European, and U.S. markets. While these best practices are often not mandatory for AXA from a technical point of view, management believes that many of them have become (or will develop into) de facto market standards for large international companies such as AXA as they provide shareholders and financial markets with an important measure of transparency. Management also believes that these best practices help facilitate effective and transparent interaction and dialogue between AXA’s Supervisory Board and Management Board.

AXA has a dual board structure, consisting of a Supervisory Board elected by the shareholders and a Management Board appointed by the Supervisory Board. This dual governance structure provides a framework governing the exercise of corporate power separating the powers of management (exercised by the Management Board) from those of supervision (exercised by the Supervisory Board). Unlike the Board of Directors of a U.S. company which often includes executive (i.e. “inside”) directors, under French law the AXA’s Supervisory Board may not include any members executive management or other employees subject only to a limited exception that permits shareholders to elect an employee representative to the Supervisory Board under certain circumstances1. The Supervisory Board evaluates the independence of its members using various criteria including, among others, the recommendations set forth in various French reports on corporate governance published by the Association Française des Entreprises Privées (AFEP) and the Mouvement des Entreprises de France (MEDEF) (i.e. the Bouton Report as well as the Vienot I and Vienot II reports), as well as the standards set forth in the Sarbanes Oxley Act for assessing independence of Audit Committee members. We believe that these criteria for independence are generally consistent with those of the NYSE Governance Rules (i.e. an independent director may have no material financial or other relationship with an issuer that would give rise to an actual or perceived conflict of interest); however, the specific tests of “independence” differ on certain points.

Under French law, the committees of the Supervisory Board are advisory in nature and have no independent or delegated decision making authority. This is different than in a U.S. company listed on the NYSE where, for example, the NYSE Governance Rules require that certain Board committees be vested with decision-making powers on certain matters (e.g. nominating or audit committees). Under French law, ultimate decision making authority rests with the Supervisory Board and board committees are charged with examining matters within their scope of their charter and making recommendations on these matters to the Supervisory Board. In addition, under French law the decision as to whether the appointment of a company’s outside auditors belongs to the company’s shareholders and must be made by the shareholders at their annual general meeting upon recommendation of the Supervisory Board. This is different than in the case of a U.S. company listed on the NYSE where the NYSE Governance Rules require this decision to be made by the Audit Committee of the Board. In light of the NYSE Governance Rules and the requirements of the Sarbanes Oxley Act, however, AXA’s Supervisory Board has approved an Audit Committee Charter providing that the Audit Committee is responsible, to the extent permitted by French law, for the appointment, compensation, retention and oversight of AXA’s outside auditors and for making all recommendations to the Supervisory Board with respect to these matters. Finally, unlike U.S. listed companies which are required to have only a single outside auditor, French law requires French listed companies, like AXA, to have two statutory auditors. In this respect, the requirements and spirit of French law are consistent with the overriding goal of the NYSE Governance Rules (i.e. the audit of a listed company’s accounts must be conducted by auditors independent from company management).

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

(1)	Under French law, in cases where the employees, as a group, collectively hold more than 3% of a company’s outstanding ordinary shares, the company is required to present one or more “employee-representative” candidates for election to its Supervisory Board. This “employee-representative” represents the interest of the employee shareholders. At their Annual Shareholders Meeting on April 21, 2004, AXA’s shareholders elected one “employee-representative” to AXA’s Supervisory Board in accordance with the requirements of French law.

management only or for employees generally. Under French law, however, shareholders are not required to approve all specific terms of such plans or amendments to them. In addition to this specific requirement for stock option and similar equity based compensation plans, French law requires AXA’s shareholders to approve other increases of share capital in general.

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

Finally, as a “foreign private issuer,” AXA is exempt from rules under the U.S. Securities Exchange Act of 1934 (the “Exchange Act”) that impose certain disclosure and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, AXA’s officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of AXA ordinary shares and ADRs. Moreover, AXA is not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act, nor is it required to comply with Regulation FD, which restricts the selective disclosure of material information. Accordingly, there may be less information concerning AXA publicly available than there is for U.S. listed companies. In addition, as AXA is a “foreign private issuer”, AXA’s Chief Executive Officer and Chief Financial Officer issue the certifications required by Sections 302 and 906 of the Sarbanes Oxley Act on an annual basis (with the filing of AXA’s annual report on U.S. Form 20-F) rather than on a quarterly basis as would be the case of a U.S. domestic company filing quarterly reports on Form 10-Q.

For more information regarding AXA’s corporate governance, you may also consult Items 7, 9 and 10 in this annual report as well as our statuts which is filed as an exhibit to this annual report.

Item 7: Major Shareholders and Related Party Transactions

Capital Ownership

The table below summarizes the Company’s capital ownership and voting power on February 28, 2005:

		Number of shares	Capital ownership	Voting power

Mutuelles AXA (a)		388,297,657	20.34%	32.20%

of which:	– Mutuelles AXA	51,959,561	2.72%	4.38%

	– Finaxa (a)	336,338,096	17.62%	27.82%

Treasury shares		21,033,592	1.10%	–

Employees and agents		96,511,206	5.06%	6.14%

General public		1,402,648,504	73.50%	61.66%

TOTAL (b)		1,908,490,959	100%	100%

(a)	Directly and indirectly.
(b)	Source Euronext 01.28.2005.

To the best of the Management Board’s knowledge, no other shareholders owns more than 5% of the share capital. The Company has agreed to disclose any ownership in excess of 2% of its outstanding share capital known to it. To the best of the Management Board’s knowledge, this threshold was not exceeded in 2004.

Of the 1,908,490,959 shares comprising the share capital, 415,266,667 shares entitled their holder to double voting rights on February 28, 2005.

As of February 28, 2005, Mutuelles AXA directly or indirectly owned, primarily through Finaxa (a listed holding company), 20.34% of the share capital and 32.20% of the voting power at AXA shareholder meetings. Finaxa holds 95.45% of the share capital and 97.18% of the voting power of ANF, a holding company that owns 0.29% of the share capital and 0.24% of the voting power at AXA shareholder meetings.

As a group, Mutuelles AXA directly and indirectly holds a controlling interest in Finaxa (71.69% of the share capital and 80.53% of voting rights as of February 28, 2005). Each of the members of Mutuelles AXA is party to an agreement pursuant to which it grants the other parties a preemptive right to acquire its shares of Finaxa.

To the best of the Company’s knowledge, subsidiaries of the Company do not hold any AXA shares that are pledged. In addition, certain individual holders of the Company may have pledged their AXA shares.

Ownership Structure as of February 28, 2005

(a)	Directly and indirectly.
( ):	Voting power.

Change in capital ownership

Changes in ownership of the Company’s share capital between December 31, 2002 and December 31, 2004 reflect the various transactions detailed in the preceding table of changes to share capital.

	12/31/2002	12/31/2003	12/31/2004

Mutuelles AXA (a)	20.5%	20.2%	20.3%

of which: – Mutuelles AXA	2.8%	2.8%	2.7%

– Finaxa (a)	17.7%	17.4%	17.6%

Treasury shares	1.7%	1.6%	1.1%

General public	77.8%	78.2%	78.6%

TOTAL	100%	100%	100%

(a)	Directly and indirectly.

On December 31, 2004, the members of the AXA Management Board and AXA Supervisory Board owned 1,197,724 AXA shares and AXA ADRs, equal to 0.027% of the Company’s share capital and 0.062% of the voting power.

Fully diluted capital at february 28, 2005

The following table indicates the Company’s fully diluted share capital, assuming that the maximum number of new shares is issued following conversion of all outstanding convertible bonds and the exercise of all outstanding stock options.

	Number of outstanding shares	Maximum number
	or [units] for bonds	of shares created

Ordinary shares issued on February 28, 2005*	1,908,490,959	1,908,490,959

Subordinated convertible bonds 1999-2014	9,199,353	37,349,373

Subordinated convertible bonds 2000-2017	6,639,463	26,956,220

Stock options	59,595,138	59,595,138

Maximum total number of shares	–	2,032,391,690

(*) Source: Euronext 01/28/2005.

As of December 31, 2004, to the best of the Company’s knowledge based on the information available to it, the Company had approximately:

  9,722 total registered holders of its ordinary shares (i.e. holding in nominative form); and
  62,986,547 ADSs outstanding, representing approximately 3.30% of the outstanding ordinary shares, held by 20,815 registered holders.

Substantially all of the AXA ADSs were held by U.S. residents. As of December 31, 2004 to the best of the Company’s knowledge based on the information available to it, approximately 11% of the Company’s total outstanding ordinary shares were held by U.S. residents.

To the best of the Company’s knowledge based on the information available to it, there are no existing arrangements that may at a future date result in a change of control of the Company.

Relationship with the Mutuelles AXA

The Mutuelles AXA are three mutual insurance companies engaged in the life & savings insurance business and property & casualty insurance business in France: AXA Assurances IARD Mutuelle, AXA Assurances Vie Mutuelle and AXA Courtage Assurance Mutuelle. The Mutuelles AXA do not have shares outstanding and the business of each Mutuelle is supervised by a board of directors elected by delegates representing policy-holders. As of February 28, 2005, the Mutuelles AXA, acting as a group, owned, directly and indirectly through intermediate holding companies (including FINAXA), approximately 20.34% of the Company’s outstanding ordinary shares representing approximately 32.20% of the total voting power.

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

The Mutuelles AXA are engaged directly in the Life & Savings business and the Property & Casualty businesses in France. These insurance businesses, which are the Mutuelles AXA’s only significant operating business activities, generated gross premiums of €1,578 million in 2004. The insurance businesses of the Mutuelles AXA and the insurance businesses of the Company’s French insurance subsidiaries use similar distribution channels and are managed as single businesses, subject to legal and management arrangements established to maintain the legal distinctions between their respective businesses. While the Company and each of the Mutuelles AXA has its own board of directors (or similar corporate governance structure), they have in common certain members of management and certain members of the Company’s management and/or Supervisory Board also hold directorships and/or management positions in the Mutuelles AXA. The Mutuelles AXA, which have no employees, also use employees of the Company’s French insurance subsidiaries pursuant to management agreements between the Mutuelles and those subsidiaries. There are no agreements between the Mutuelles AXA and the Company’s insurance subsidiaries that restrict in any way their ability to compete with one another.

Some of the costs and expenses of operating the Life & Savings business and the Property & Casualty business in the Company’s French insurance subsidiaries (other than commissions) are shared by these subsidiaries and the Mutuelles AXA and allocated among them through Groupements d’Intérêt Economique or GIEs. GIEs are partnerships that perform various common services for their members and allocate associated costs and expenses. These costs and expenses currently are allocated on the basis of actual use of the specific service, to the extent practicable. The manner of managing these insurance businesses or allocating these costs and expenses may change in the future. The Property & Casualty insurance business generated in France by insurance brokers is underwritten through a coinsurance arrangement between AXA France IARD, a Property & Casualty insurance subsidiary of the Company and AXA Courtage Assurance Mutuelle, one of the Mutuelles AXA engaged in the Property & Casualty business.

Agreement with BNP Paribas

On September 12, 2001 and following the approval of AXA’s Supervisory Board of the same day, the AXA Group (AXA, FINAXA and the Mutuelles AXA) and the BNP Paribas Group entered into an agreement that provides for maintaining a certain level of cross-shareholding between the parties (43,412,598 shares held by the AXA Group in BNP Paribas and 15,795,357 shares held by BNP Paribas in Finaxa as adjusted following the Finaxa’s share capital increase of July 20, 2004). The agreement also grants each party a preemptive right to acquire the other party’s minimum equity investment following the termination of the agreement as well as an option to repurchase the ownership interests of the other party if there is a change in control of the other party. Furthermore, the AXA Group guarantees the liquidity of BNP Paribas’ holdings in ordinary shares of FINAXA.

While initially concluded for a three year period from the date of its execution, the agreement was amended on October 26, 2004 following the approval of AXA’s Supervisory Board on September 15, 2004 and extended for a two year period from September 12, 2004, renewable automatically for subsequent terms of three years, unless either party provides notice of termination at least three months before the end of the current term. The other provisions of the initial agreement remain unchanged.

The initial agreement and its amendment were made public by the “Conseil des Marchés Financiers” and by the “Autorité des Marchés Financiers” respectively on September 28, 2001 and October 28, 2004.

The details of this agreement are available on the internet site of the AMF (“Autorité des Marchés Financiers”): www.amf-france.org.

Subsequent events

On April 19, 2005, the Supervisory Board of AXA and the Board of Directors of FINAXA announced their intention to merge FINAXA into AXA. Each Board appointed (a) a committee of independent directors to evaluate the transaction and make a recommendation to its Board on the appropriate exchange ratio between FINAXA and AXA ordinary shares and (b) UBS and HSBC CCF to act as independent experts respectively for FINAXA and AXA and render fairness opinions on the exchange ratio. It is expected that the terms and conditions of the contemplated merger will be approved by each Board by the end of June 2005 and presented to both AXA and FINAXA shareholders for approval before the end of 2005. This merger would simplify the shareholding structure of the AXA Group and increase the proportion of AXA ordinary shares publicly traded. AXA would also become the owner of its trademark which is currently licensed to it by FINAXA. FINAXA currently has 75,591,703 ordinary shares outstanding1 (77,693,701 ordinary shares on a fully diluted basis assuming exercise of all outstanding stock options and conversion of all convertible securities) all of which will be exchanged for AXA ordinary shares upon consummation of the merger. The Mutuelles AXA and FINAXA currently own 20.35% of AXA’s outstanding ordinary shares and 32.20% of AXA’s voting rights. Following the consummation of the merger, Mutuelles AXA, which currently own 2.72% of AXA outstanding shares representing 4.38% of AXA voting rights and 71.69% of FINAXA outstanding shares (69.75% on a fully diluted basis2) representing 80.53% of FINAXA voting rights (79.18% on a fully diluted basis3), would become the principal AXA shareholder, holding less than 14% of AXA ordinary shares representing less than 23% of AXA voting rights.

Employee shareholders

The AXA Group offers its employees an opportunity to become shareholders through a special equity issue reserved exclusively for them.

By virtue of the authorization granted by the shareholders at their meeting of April 30, 2003, the Management Board increased share capital, as provided for by the French Ordonnance of October 21, 1986, in two offerings, through the issue of shares to employees of the Group under the Shareplan 2004 program. The shareholders waived their preferential subscription rights so that these offerings could be made to employees.

In the countries that met the legal and tax requirements, two investment options were proposed in 2004:

  the traditional plan, available in 26 countries; and
  the investment leverage plan, offered in 27 countries.

The Shareplan 2004 program was carried out in two phases:

–	phase I (July 2004): employees in France were given the opportunity to invest their profit-sharing and bonuses; and
(1) Before payment of the dividend of FINAXA in FINAXA shares, as the case may be. (2) Idem. (3) Idem.

– phase II (December 2004): a second issue, open to all Group employees through voluntary contributions.

More than 120 Group companies in 27 countries took part in Shareplan 2004 and participating employees invested a total of 257 million euros (up 35.3% compared with the 190 million euros invested in 2003), as follows:

  43.5 million euros in the traditional plan (versus 31 million euros in 2003); and
  213.3 million euros in the investment leverage plan (versus 159 euros million in 2003).

A total of 18,856 million new ordinary shares were issued, each with a par value of 2.29 euros. These shares began earning dividends on January 1, 2004.

As of December 31, 2004, AXA employees held 97,493,470 shares, i.e. 5.11% of the Group’s outstanding ordinary shares and 6.19% of the voting rights. These shares are owned through 22 mutual funds or directly, in the form of shares or ADRs.

Other transactions

For information concerning related party transactions, please see note 29 “Related Party Transactions” to the consolidated financial statements included in Item 18 of this annual report.

For information concerning certain relationships and related party transactions involving Alliance Capital, see Item 13 of Alliance Capital’s Form 10-K for the year ended December 31, 2004 on file with the SEC (SEC file no. 001-09818).

Item 8: Financial Information

Legal Proceedings

Please see note 28 “Litigation” to the consolidated financial statements for the fiscal year ended December 31, 2004 included as Item 18 in this Annual Report.

Dividend Policy

The Company has paid dividends on its ordinary shares in each for the past five years. The Company pays dividends in Euro. Future dividends will depend on AXA’s earnings, financial condition and other factors. Proposals for dividend payments are made by the Management Board, subject to prior approval by the Supervisory Board, and are submitted for final approval to AXA’s shareholders at the annual general meeting of shareholders.

For further information on the dividends declared and paid in the most recent five years and on the Company’s dividend policy, see “Item 3–Key Information-Dividends” and “Item 10–Additional Information-Dividends”.

Item 9: The offer and listing

Markets

The principal trading market for the Company’s ordinary shares is the premier marché of Euronext Paris. The Company’s ordinary shares are also quoted on the IRSQ in London. The AXA ADSs, each representing one AXA ordinary share, are listed on the NYSE.

The Amsterdam, Brussels and Paris stock exchanges agreed to combine their operations into Euronext Paris - the first pan-European stock exchange. Announced in March 2000, this union was formalized on September 22, 2000 by the creation of a holding company, Euronext N.V., which holds all the shares of the Amsterdam, Brussels and Paris exchanges.

Due to existing regulations in the three countries (primarily concerning listing of shares on the exchanges) and to insure that Euronext is appropriately adapted to the cultural environment of each country, three separate exchanges, now known as Euronext Amsterdam N.V., Euronext Brussels S.A./N.V., and Euronext Paris S.A., continue to exist. They currently constitute three portals into the unified pan-European market.

Trading on Euronext Paris

Official trading of listed securities on Euronext Paris, including the Company’s ordinary shares, is transacted through French stockbrokers (sociétés de bourse) and takes place continuously on each business day in Paris from 9:00 a.m. to 5:25 p.m. (Paris time), with a fixing of the closing price at 5:30 p.m.

All the markets of Euronext Paris are cash settlement markets (marché au comptant). Highly liquid shares, including those of the Company, are eligible for deferred settlement (Service à Règlement Différé — SRD). Payment and delivery for shares under the SRD occurs on the last day of each month. Use of the SRD service requires payment of a commission. Under this system, the determination date for settlement the following month occurs on the fifth trading day prior to the end of each month.

In France, the Company’s ordinary shares are included in the principal index published by Euronext Paris (the “CAC 40 Index”). The CAC 40 Index is derived daily by comparing the total market capitalization of 40 stocks included in the premier marché of Euronext Paris to the total market capitalization of the same stocks on December 31, 1987. Adjustments are made to allow for expansion of the sample due to new issues. The CAC 40 Index indicates trends in the French stock market as a whole and is one of the most widely followed stock price indices in France. As a result of the creation of Euronext, the Company’s ordinary shares are also included in Euronext 100, the index representing Euronext’s blue chip companies based on market capitalization. The Company’s ordinary shares are also included in the Dow Jones STOXX 50 and Dow Jones Euro STOXX 50, blue chip indices comprised of the 50 most highly capitalized and most actively traded equities throughout Europe and within the European Monetary Union, respectively. In addition the Company’s ordinary shares are also included in the Dow Jones Euro Stoxx Insurance, insurance related indices for companies within the European Monetary Union.

The table below sets forth, for the periods indicated, the reported high and low closing prices in Euro for the Company’s ordinary shares on the Euronext Paris:

PRICE PER AXA ORDINARY SHARE

Calendar Period	High (€)	Low (€)

2000 (1)	43.87	30.37

2001 (1)	38.95	17.35

2002

First quarter	26.02	19.60

Second quarter	25.60	16.63

Third quarter	18.16	9.45

Fourth quarter	16.21	10.00

Annual	26.02	9.45

2003

First quarter	14.00	8.93

Second quarter	14.40	10.73

Third quarter	16.90	12.99

Fourth quarter	16.99	14.69

Annual	16.99	8.93

2004

First quarter	19.36	16.14

Second quarter	18.74	15.63

Third quarter	18.47	15.60

Fourth quarter	18.56	16.14

Annual	19.36	15.60

2004 and 2005

November 2004	18.27	16.85

December 2004	18.56	17.55

January 2005	18.90	17.90

February 2005	20.49	18.46

March 2005	21.44	20.14

April 2005	20.92	18.75

May 2005	20.15	19.05

(1)	At the annual general meeting of shareholders of the Company held on May 9, 2001, the Company’s shareholders approved a 4-for-1 stock split of the Company’s outstanding ordinary shares. Immediately following this stock split, which became effective on May 16, 2001, the parity between the Company’s ordinary share and the ADS was changed from one ADS representing one-half of an ordinary share to one ADS representing one ordinary share. The high and low closing prices are adjusted to reflect the 4-for-1 split of AXA’s outstanding ordinary shares effective May 16, 2001.

Trading on the New York Stock Exchange

The Bank of New York serves as depositary with respect to the Company’s ADSs traded on the NYSE. Following the change in parity between the AXA ordinary share and the ADS effective May 16, 2001, each ADS represents the right to receive one ordinary share.

The table below sets forth, for the periods indicated, the reported high and low closing prices in U.S. dollars for the Company’s ADSs on the NYSE:

PRICE PER AXA ADS

Calendar Period	High ($)	Low ($)

2000 (1)	40.31	29.84

2001 (1)	37.37	15.95

2002

First quarter	22.92	17.06

Second quarter	25.60	16.93

Third quarter	17.70	9.39

Fourth quarter	15.85	9.65

Annual	22.92	9.39

2003

First quarter	14.95	10.32

Second quarter	17.14	12.09

Third quarter	19.20	15.52

Fourth quarter	21.47	17.42

Annual	21.47	10.32

2004

First quarter	24.37	19.73

Second quarter	22.32	19.00

Third quarter	22.30	19.12

Fourth quarter	24.94	20.54

Annual	24.94	19.00

2004 and 2005

November 2004	24.04	21.50

December 2004	24.94	23.44

January 2005	24.97	23.35

February 2005	27.15	23.96

March 2005	28.48	26.48

April 2005	27.02	24.20

May 2005	25.88	24.17

(1)	High and low closing prices are adjusted to reflect the 4-for-1 split of AXA’s outstanding ordinary shares and the change in parity between the AXA ordinary share and the ADS effective May 16, 2001.

We cannot assure you of the market price of the Company’s ordinary shares or ADSs and past price is no indication of future performance. We urge you to obtain current market quotations for these securities.

Item 10: Additional Information

Memorandum and Articles of Association

The Company is a holding company organized under the laws of France as a Société Anonyme (a form of limited liability company), with a Supervisory Board and a Management Board. The Company’s principal office is located at 25, avenue Matignon, 75008 Paris, France and AXA is registered under the number: 572 093 920 in the Paris Trade and Company Register. References to “AXA” in this Item 10 are references to the Company, unless otherwise indicated.

Objects and purposes

Under Article 3 of its memorandum and articles of association (“statuts”), AXA’s purpose is generally to:

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

Directors’ issues

In addition to French law provisions, AXA’s statuts include a number of specific provisions concerning members of the Supervisory Board and Management Board, including the following:

Conflicts of interest

Transactions involving a conflict of interest between a member of the Management Board or Supervisory Board and the Company are subject to the prior approval of the Supervisory Board. Members of the Supervisory Board in a situation of conflict of interest are precluded from voting on matters relating to such conflicts of interests.

Compensation

Upon the proposal of the Compensation Committee, the Supervisory Board fixes the amount and terms of compensation for each of the members of the Management Board. Members of the Supervisory Board receive a fixed annual fee, the amount of which is determined by the shareholders at their annual meeting and is apportioned by the Supervisory Board among its members, such determination and apportionment is made upon the proposal of the Compensation Committee. The Supervisory Board also may compensate its members for the performance of special tasks or assignments in accordance with the provisions of French company law. Decisions of the Supervisory Board in that respect may be passed only if at least half of its members are present. For further information see “Item 6 - Supervisory Board Committees”.

Retirement

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

Shareholding

Article 10-2 of AXA’s statuts provides that members of the Supervisory Board must own at least 100 ordinary shares for their term of office. Under French law, members of the Management Board are not required to be shareholders of the Company.

For additional information concerning the respective powers of the Management and Supervisory Boards, see “Item 6 – Directors, Senior Management and Employees” in this annual report.

Description of AXA’s Capital Stock

AXA ordinary shares

As of March 31, 2005, there were 1,909,548,432 ordinary shares outstanding, each with nominal value of euro 2.29. All these ordinary shares were fully paid and non assessable. The following table sets forth changes in the number of outstanding ordinary shares from January 1, 2004 to February 28, 2005:

		Number		Number	Amount of share
		of shares	Issue	of shares after	capital after the
Date	Operation	issued	premium	the operation	operation in euros

2004	Exercise of stock options	198,198	1,560,737	1,778,301,333	4,072,310,052

	Exercise of stock options	418,104	3,177,766	1,778,719,437	4,073,267,510

	Exercise of stock subscription warrants
	(employees in Germany)	13,766	141,851	1,778,733,203	4,073,299,034

	New equity issue reserved
	for AXA employees in France	1,668,797	18,690,526	1,780,402,000	4,077,120,580

	Bonds payable into shares (ORAN,
	financing for the acquisition of MONY)	110,245,309	1,143,794,078	1,890,647,309	4,329,582,337

	Exercise of stock options	408,081	2,636,812	1,891,055,390	4,330,516,843

	Exercise of stock subscription warrants
	(employees in Germany)	7,643	77,400	1,891,063,033	4,330,534,345

	New equity issue reserved
	for employees of AXA	16,495,888	182,658,904	1,907,558,921	4,368,309,929

	New equity issue reserved
	for employees of AXA (ABSA)	691,167	10,077,215	1,908,250,088	4,369,892,701

	Exercise of stock options	192,371	1,177,460	1,908,442,459	4,370,333,231

	Conversion of stock subscription
	warrants by German employees	1,711	17,513	1,908,444,170	4,370,337,149

At 02/28/05	Exercise of stock options	46,789	305,298	1,908,490,959	4,370,444,296

Changes in share capital

Capital increase

Pursuant to the statuts of AXA and French law and subject to the exceptions described below, the share capital of AXA may be increased only with the approval of two-thirds of the shareholders present or represented by proxy voting together as a single class at an extraordinary general meeting following a recommendation of the Management Board and after a prior authorization of the Supervisory Board.

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

The shareholders may delegate to the Management Board the right to carry out any increase in share capital, provided that the shareholders, acting in an extraordinary shareholders’ meeting, have previously authorized this increase. The Management Board may further sub-delegate this right to AXA’s Chairman and Chief Executive Officer of the Management Board.

Capital decrease

AXA’s share capital may generally be decreased only with the approval of two-thirds of the shareholders present or represented by proxy voting together as a single class at an extraordinary shareholders’ meeting. The number of shares may be reduced if AXA either exchanges or repurchases and cancels shares. As a general matter, reductions of capital occur pro rata among all shareholders, except (1) in the case of a share buyback program, or a public tender offer to repurchase shares (offre publique de rachat d’actions (OPRA)), where such a reduction occurs pro rata only among tendering shareholders; and (2) in the case where all shareholders unanimously consent to an non pro-rata reduction. AXA may not repurchase more than 10% of its share capital within 18 months from the shareholders’ meeting authorizing the buy-back program (unless the shares are bought back to provide them to employees under profit-sharing or stock option plans). In addition, AXA may not cancel more than 10% of its outstanding share capital over any 24-month period and may not hold more than 10% of its share capital in treasury shares.

Treasury shares must be fully paid and held by AXA in registered form. Treasury shares are deemed outstanding under French law but are not entitled to dividends, voting rights or preemptive rights.

Cross shareholdings and holding of AXA shares by AXA subsidiaries

With the exception of treasury shares that may be held by subsidiaries but which are non-voting, French law prohibits a company from holding AXA shares if AXA holds more than 10% of that company’s share capital. French law also prohibits AXA from owning any interest in a French company holding more than 10% of AXA’s share capital. In the event of a cross-shareholding that violates this rule, the company owning the smaller percentage of shares in the other company must sell its interest. Until sold, these shares are not entitled to voting rights. Failure to sell these shares is a criminal offense under French law.

Preemptive rights

Under French law, shareholders have preemptive rights to subscribe on a pro rata basis for additional shares of any equity securities or other securities giving a right, directly or indirectly, to equity securities issued by AXA for cash. During the subscription period relating to a particular offering of shares, shareholders may transfer preferential subscription rights that they have not previously waived. In order to issue additional ordinary shares without preemptive rights, beyond issuances already approved, AXA must obtain the approval of two-thirds of the voting rights present or represented by proxy at an extraordinary meeting of AXA shareholders, voting together as a single class.

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

Upon proposal by AXA’s Management Board and subject to prior approval by the Supervisory Board, the shareholders of AXA may decide to allocate all or part of distributable profits to special or general reserves, to carry them forward to the next fiscal year as retained earnings, or to allocate them to the shareholders as dividends. If AXA has earned distributable income since the end of the previous fiscal year, as reflected in an interim income statement certified by its auditors, the Management Board may distribute interim dividends to the extent of the distributable income without shareholders approval in accordance with French law. AXA’s statuts require AXA to distribute dividends to its shareholders pro rata according to their share holdings. Dividends are payable to holders of shares outstanding on the date of the shareholders’ meeting approving the distribution of dividends, or, in the case of interim dividends, on the date the Management Board meets and approves the distribution of interim dividends.

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

Under AXA’s statuts, at an ordinary annual general meeting, the shareholders may authorize the Management Board to grant an option to each shareholder to receive dividends in either cash or additional ordinary shares.

Form, holding and transfer of securities

French regulations provide that AXA ordinary shares are not represented by share certificates but by book-entry only.

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

When AXA ordinary shares are held in bearer form by a beneficial owner who is not a resident of France, EUROCLEAR may agree to issue, upon request by AXA, a bearer depository receipt (certificat représentatif) with respect to such ordinary shares for use only outside France. In this case, the name of the holder is deleted from the accredited financial intermediary’s books. Title to the ordinary shares represented by a bearer depository receipt will pass upon delivery of the relevant receipt outside France.

Registered ordinary shares must be converted into bearer shares before being traded on the Euronext Paris and, accordingly, must be registered in an account maintained by an accredited intermediary. A shareholder may initiate a transfer by giving selling instructions to the relevant accredited intermediary. Ordinary shares held in bearer form may be transferred through accredited financial intermediaries and may be traded without further requirement. For dealings on the Euronext Paris, a tax assessed on the price at which the securities were traded, or “impôt sur les opérations de bourse”, is payable at the rate of 0.3% on transactions of up to 153,000 euros and at a rate of 0.15% on transactions exceeding this amount, capped at 610 euros per transaction. This tax is subject to a rebate of 23 euros per transaction. However, non-residents of France are not required to pay this tax. In addition, a fee or commission is payable to the broker involved in the transaction, regardless of whether the transaction occurs within or outside France. Normally, no registration duty is payable in France, unless the transfer instrument has been executed in France.

Disclosure requirements when holdings exceed specified thresholds

French law provides that any person or entity that, directly or indirectly, acting alone or in concert with other shareholders, becomes the owner of more than 5%, 10%, 20%, 33 1/3%, 50% or 66 2/3% of the outstanding share capital or voting rights of AXA (including through ownership of ADRs representing ADSs), or whose holding falls below any of these levels, must notify AXA and the AMF in writing within five trading days of exceeding or falling below the relevant level and indicate the number of ordinary shares and voting rights held by it.

In addition, the statuts of AXA provide that any individual or entity acting alone or in concert with others that acquires ordinary shares resulting in a direct or indirect holding of 0.5% or more of the outstanding share capital or voting rights of AXA, including through the acquisition of ADRs representing the ADSs, must notify AXA by registered letter with return receipt requested within five calendar days of the date of the acquisition (“inscription en compte”) of the ordinary shares or in the case of a holder of ADRs representing ADSs, within five days of the registration of the ADRs representing the ADSs, as a result of which the shareholder, acting alone or in concert with others, has reached or exceeded that percentage. The individual or entity must further notify AXA pursuant to the above conditions each time an additional 0.5% threshold is passed. Any shareholder, including any holder of ADRs representing the ADSs, whose holding falls below any of these thresholds must also notify AXA.

French law imposes additional reporting requirements on persons who, acting alone or in concert with others, acquire more than 10% or 20% of the outstanding shares or voting rights in AXA. These persons must file with the AMF and AXA a report disclosing their intentions for the 12-month period following the acquisition. The report must specify whether the acquirer intends to continue purchasing shares, acquire control of AXA or seek election of nominees to the Management or Supervisory Board. This report must be filed within ten trading days of the date either of these thresholds is crossed. The report will be published by the AMF. The acquiror must also publish a press release in a financial newspaper having national circulation in France. Upon any change of intention, the acquirer must file a new report.

In order to permit holders of ordinary shares to give the notices required by law and the statuts of AXA, AXA is obligated to publish in the Bulletin des Annonces Légales Obligatoires (“BALO”) not later than fifteen calendar days after AXA’s annual ordinary general meeting of shareholders, information with respect to the total number of voting rights outstanding as of the date of the meeting. In addition, if the number of outstanding voting rights changes by 5% or more, AXA is required to publish in the BALO, within fifteen calendar days of a change, the number of voting rights outstanding and provide the AMF with a written notice. In order to facilitate compliance with the notification requirements, a holder of ADRs representing ADSs may deliver any such notification to The Bank of New York with respect to ADRs representing ADSs and The Bank of New York will, as soon as practicable, forward the notification to AXA and the AMF.

If a shareholder (including an owner of ADRs representing ADSs) fails to comply with these notification requirements, the shareholder will be deprived of voting rights attached to the shares it holds (or underlying its ADRs) in excess of the relevant threshold at all shareholders’ meetings held until the end of a two-year period following the date on which the shareholder has complied with the notification requirements. Failure to comply with the notification requirements set forth in AXA’s statuts will trigger the same voting limitations upon a request by shareholders holding 5% or more of the share capital registered in the minutes of the relevant shareholders general meeting. Furthermore, any shareholder who fails to comply with these notification requirements may have all or part of its voting rights (and not only with respect to the shares in excess of the relevant threshold) suspended for up to five years by court decree at the request of the Management Board, any AXA shareholder or the AMF. Such shareholder may also be subject to criminal penalties under French law.

Under applicable French stock market regulations, and subject to limited exemptions granted by the AMF, any person or persons acting in concert acquiring one-third or more of the share capital or voting rights of AXA must immediately notify the AMF and initiate a public tender offer for the balance of AXA’s outstanding share capital. The tender offer must also cover all securities issued by AXA that are convertible into or exchangeable for equity securities.

Pursuant to French law and AXA’s statuts, AXA may obtain from EUROCLEAR, at its own cost and at any time, the name, nationality, address and number of shares held by each holder of ordinary shares and other equity-linked securities with the right to vote in general meetings of shareholders. Whenever these holders are not resident in France and hold such ordinary shares and other equity-linked securities through accredited financial intermediaries, AXA may obtain such information from the relevant accredited financial intermediaries (through Euroclear France), at AXA’s own cost. Subject to certain limited exceptions provided by French law, holders who fail to comply with AXA’s request for information will not be permitted to exercise voting rights with respect to any such ordinary shares or other equity linked securities and to receive dividends pertaining thereto (if any) until the date on which these holders comply with AXA’s request for information.

Voting rights

Each AXA ordinary share entitles a holder to one vote at all meetings of AXA shareholders, subject to the provisions concerning double voting rights described below. Each ordinary share fully paid and held in registered form by the same person for at least two full fiscal years, will entitle such holder to double voting rights with respect to such ordinary share at any meeting of AXA shareholders, whether annual or extraordinary. The double voting right will automatically terminate for any share that has been converted into a bearer share or for which ownership has been transferred. Any transfer of shares as a result of inheritance, division of community property by spouses or donation to a spouse or heir shall not affect the double voting rights of such shares.

Liquidation rights

If AXA is liquidated, the assets remaining after it pays its debts, liquidation expenses and all prior claims will first be used to repay AXA shareholders up to the amount of the paid-up and non-liquidated capital. Any surplus will be divided among all shareholders, subject to rights arising as among the different classes of shares.

Shareholder meetings

Under French law, annual and extraordinary shareholders’ meetings must be convened by means of a preliminary notice published in the BALO at least 30 days prior to the meeting date and indicating the type, agenda, place, date and time of the shareholders’ meeting.

Annual ordinary and extraordinary meetings of AXA shareholders are convened and held in accordance with French law. Any shareholder may attend a properly convened meeting of shareholders in person or by proxy upon confirmation of such shareholder’s identity and ownership of shares at least five days before the shareholders’ meeting, which period may be reduced at the discretion of the Management Board.

Modification of shareholder rights

Under French law, shareholders of a French company generally have the power to amend the statuts of the company. Such an amendment requires the approval of two-thirds of the shareholders attending or represented at an extraordinary shareholders’ meeting. However, no such extraordinary shareholders’ meetings may decide (i) to increase the liability of the shareholders in respect of the company or a third party; or (ii) to undermine the individual rights vested in each shareholder (such as voting rights, the right to distributable profits of the company when allocated as dividends, the right to sell one’s shares and the right to sue the company).

Anti-takeover provisions

There are no French anti-takeover statutes similar to the anti-takeover statutes enacted by certain states in the United States. However, a number of French law provisions may have certain anti-takeover effects. In the case of AXA, the relevant provisions include, among other things:

  AXA’s ability to repurchase its own shares; and
  the existence of AXA shares with double voting rights.

French law requires mergers and certain consolidations to be approved by two-thirds of the shareholders present or represented at the extraordinary shareholders’ meeting called to decide on such matter. French law also requires the affirmative vote of the shareholders of the surviving corporation in a merger at an extraordinary general meeting. Finally, no general meeting of shareholders is required in a case of a merger of a wholly-owned subsidiary with its parent company.

Convertible/exchangeable bonds

For information on convertible/exchangeable bonds and notes issued by the Company, see footnote 14 “Mezzanine Capital” to the consolidated financial statements included in this annual report as Item 18.

Description of AXA’s American Depositary Shares (“ADSs”)

The following is a summary of (i) certain provisions of the amended and restated deposit agreement dated April 27, 2001 (referred to herein as the “deposit agreement”), among AXA, The Bank of New York, as depositary, and the holders from time to time of ADRs issued under the deposit agreement, and (ii) certain applicable provisions of French law. This summary describes the material terms and conditions of the deposit agreement but does not purport to be complete and is qualified in its entirety by reference to the deposit agreement, which has been filed as an exhibit to the Company’s registration statement on Form F-6 filed with the SEC on June 12, 2001 (registration number 333-13376). Additional copies of the deposit agreement are available for inspection at the Corporate Trust Office of The Bank of New York in New York and at the principal Paris office of the custodian, currently BNP Paribas, or any of their successors.

Capitalized terms used in this summary and not otherwise defined shall have the respective meanings set forth in the deposit agreement.

American Depositary Receipts (“ADRs”)

Each ADR evidences an ADS, which in turn represents one AXA ordinary share. An ADR may evidence any whole number of ADSs. The ordinary shares underlying the ADSs represented by ADRs will be deposited with the custodian or any successor custodian, under the terms of the deposit agreement.

Owners of ADRs representing ADSs may hold their ADRs either (i) in street name (or bearer form) through a third party brokerage or safekeeping account, or (ii) in registered form through an account held at The Bank of New York pursuant to which the name of each registered owner of uncertificated ADRs is entered in the books and records of The Bank of New York (commonly referred to as the direct registration system). Under the direct registration system, ownership of uncertificated ADRs is evidenced by periodic statements issued by The Bank of New York to the registered owners of ADRs. The direct registration system includes automated transfers between The Bank of New York and The Depository Trust Company (DTC), the central book-entry clearing and settlement system in the United States. Owners of ADRs who decide to hold their ADRs through a third party brokerage or safekeeping account must rely on the procedures of their brokers or banks to assert their rights as owners of ADRs representing ADSs and should consult with them to determine what those procedures are.

Only persons in whose names ADRs are registered on the books of The Bank of New York will be treated by The Bank of New York and AXA as owners of ADRs.

The rights of holders and beneficial owners of ADRs are subject to the same disclosure requirements regarding acquisition and ownership of ordinary shares as are applicable to holders and beneficial owners of ordinary shares pursuant to the statuts of AXA or French law, as each may be amended from time to time. Failure to comply with these disclosure requirements may affect the holder’s or beneficial owner’s ability to give voting instructions in respect of the ordinary shares represented by the ADSs evidenced by ADRs. See “AXA Ordinary Shares-Form, Holding and Transfer of Securities” for a description of the disclosure requirements applicable to AXA ordinary shares.

Deposit and withdrawal of AXA ordinary shares

Subject to the provisions of the deposit agreement, The Bank of New York has agreed that, upon receipt of notice from the custodian (currently AXA Banque) of a deposit of AXA ordinary shares with the custodian in form satisfactory to it (in the case of AXA ordinary shares to be held in bearer form), or upon delivery to The Bank of New York of AXA ordinary shares (in the case of AXA ordinary shares to be held in registered form), together with any required certifications, The Bank of New York will execute and deliver, at its Corporate Trust Office to, or upon the order of, the person or persons named in such order, an ADR or ADRs registered in the name or names requested by such person or persons representing the number of ADSs issuable in respect of that deposit, but only upon payment to The Bank of New York of its fee for execution and delivery of the ADRs and all applicable taxes and governmental charges and fees.

Upon surrender of an ADR or ADRs at the Corporate Trust Office of the depositary for the purpose of withdrawal of the ordinary shares underlying the ADSs and all other securities, property and cash received by the depositary or the custodian in respect of such ordinary shares, which are collectively referred to as the “Deposited Securities” and are represented by that ADR, and upon payment of the fees and charges provided in the deposit agreement and subject to the other provisions of the deposit agreement, the Deposited Securities and the AXA statuts, the owner of the ADR thereby cancelled is entitled to the delivery to it, or upon its order, of the Deposited Securities. Delivery of ordinary shares may be made to an account designated by the ADR holder in AXA’s share register currently maintained by BNP-Paribas in the case of ordinary shares held in registered form, or in an account maintained by an accredited financial intermediary in the case of ordinary shares held in bearer form. Under French law, no fractional AXA ordinary shares may be delivered. Therefore, The Bank of New York will only accept the surrender for such purpose of ADRs evidencing ADSs which represent a whole number of ordinary shares. As a general rule, AXA ordinary shares are not issued in certificated form, see “Form, Holding, Transfer of AXA Ordinary Shares”. Also, for certain limitations on the withdrawal of AXA ordinary shares, see “Transfer of American Depositary Receipts” below.

At the request, risk and expense of any owner surrendering ADRs, The Bank of New York will accept at its Corporate Trust Office proper documents of title, if available, for the Deposited Securities.

Pre-release of ADRs

Unless AXA instructs the depositary not to and subject to the terms of deposit agreement, The Bank of New York may execute and deliver ADRs prior to the receipt of the ordinary shares underlying the ADSs evidenced by such ADRs which have been so pre-released and may deliver ordinary shares upon the receipt and cancellation of any pre-released ADRs. In addition, the Bank of New York may receive ADRs in lieu of ordinary shares in satisfaction of a pre-release. Each such pre-release of ADRs or delivery of ordinary shares in respect of a pre-release is:

–	subject to a written representation from the person to whom ADRs or ordinary shares are to be delivered that such pre-release or its customer:
• at the time of the relevant transaction, owns the ordinary shares or ADRs to be remitted, as the case may be,
• assigns all beneficial right, title and interest in the relevant ordinary shares or ADRs, as the case may be, to The Bank of New York in its capacity as such and for the benefit of the owners of ADRs, and
• will not take any action with respect to the relevant ordinary shares or ADRs, as the case may be, that is inconsistent with the transfer of their beneficial ownership, including, without the consent of The Bank of New York, disposing of the relevant ordinary shares or ADRs, as the case may be, other than in satisfaction of the pre-release;
–	at all times fully collateralized with cash, U.S. government securities or other collateral of comparable safety and liquidity, as security for the performance of the pre-release’s obligations to The Bank of New York;
–	terminable by The Bank of New York on not more than five business days notice; and
–	subject to such further indemnities and credit regulations as The Bank of New York deems appropriate.

The Bank of New York will also set dollar limits with respect to pre-release transactions to be entered into with any particular pre-release on a case-by-case basis.

Dividends, other distributions and rights

Owners of ADRs generally have the right to receive distributions in respect of cash dividends and distributions made by AXA to the depositary or the custodian in respect of the Deposited Securities. ADS holders’ receipt of these distributions may be limited, however, by practical considerations and legal limitations. Under the terms of the deposit agreement owners of ADRs would be entitled to receive such distributions in proportion to the number of ADRs held as of a specified record date.

Amounts distributed to owners of ADRs holders will be reduced by any taxes or other governmental charges required to be withheld by the custodian or The Bank of New York, reasonable expenses of the depositary in foreign currency conversions and any other charges of the depositary as provided for under the deposit agreement. If The Bank of New York determines that any distribution in cash or property is subject to any tax or governmental charges that The Bank of New York or the custodian is obligated to withhold, The Bank of New York may use the cash or sell or otherwise dispose of all or a portion of that property to pay the taxes or governmental charges. See “Taxation”.

Cash distributions

The Bank of New York will convert into U.S. dollars at prevailing market rates all cash dividends and other cash distributions that it or the custodian receives, to the extent that it can do so on a reasonable basis, and transfer the resulting dollars to the United States. The Bank of New York will distribute to the owners of ADRs, in proportion to the number of ADRs held as of a specified record date, the amount it receives, after deducting reasonable and customary currency conversion expenses. If The Bank of New York determines that any foreign currency it receives cannot be converted and transferred on a reasonable basis, it may distribute the foreign currency (or an appropriate document evidencing the right to receive the currency), or hold that foreign currency uninvested, without liability for interest, for the accounts of the owners of ADRs entitled to receive it.

Distributions of ordinary shares

If AXA distributes ordinary shares as a dividend, The Bank of New York may, subject to the terms of the deposit agreement with respect to the deposit of ordinary shares and the issuance of ADRs, and subject to any registration requirements under the U.S. securities laws, with AXA’s approval, and will, at AXA’s request, distribute to owners of ADRs new ADRs representing the ordinary shares. The Bank of New York will distribute only whole ADRs. It will sell the ordinary shares that would have required it to use fractional ADRs and then distribute the proceeds in the same way it distributes cash. If The Bank of New York deposits the ordinary shares but does not distribute additional ADRs, the existing ADRs will also represent the new ordinary shares.

Rights to subscribe for additional ordinary shares and other rights

If holders of ordinary shares have the option of receiving a dividend in cash or in ordinary shares, AXA may also grant that option to owners of ADRs.

However, AXA may elect not to offer ordinary shares to ADR holders in which case ADR holders will only be entitled to receive their dividend in cash.

If AXA offers its holders of ordinary shares any rights to subscribe for additional ordinary shares or any other rights, The Bank of New York will have discretion, after consultation with AXA, as to the procedure to be followed in making such rights available to owners of ADRs, including:

–	make the rights available to all or certain owners of ADRs, by means of warrants or otherwise, if lawful and feasible; or

–	if it is not lawful or feasible to make the rights available to certain owners of ADRs, attempt to sell those rights or warrants or other instruments, in which case, The Bank of New York will allocate the net proceeds of the sales to the account of the ADR owners entitled to such proceeds, with the allocation being made on an averaged or other practicable basis without regard to any distinctions among owners.

If registration under the Securities Act of 1933, is required in order to offer or sell to the owners of ADRs the securities represented by any rights, The Bank of New York will not make the rights available to ADR owners unless a registration statement is in effect or such securities are exempt from registration. AXA does not, however, have any obligation to file a registration statement or to have a registration statement declared effective. If The Bank of New York cannot make any rights available to ADR owners and cannot dispose of the rights and make the net proceeds available to ADR owners, then it will allow the rights to lapse, and the ADR owners will not receive any value for them. ADR owners may request the delivery of the rights under specific circumstances and subject to certain conditions described in the deposit agreement.

Other distributions

If The Bank of New York or the custodian receives a distribution of anything other than cash ordinary shares or rights, The Bank of New York will distribute the property or securities to the owners of ADRs, in proportion to such holder’s holdings. If The Bank of New York determines that it cannot distribute the property or securities in this manner or that it is not feasible to do so, then, it may effect the distribution of the property or securities by any means it deems fair and practical, after consultation with AXA, by selling the property or securities and distributing the net proceeds of the sale to the owners of ADRs.

Record dates

The Bank of New York will fix a record date any time (i) a dividend or distribution is to be made, (ii) rights are to be issued; (iii) there is a change in the number or type of the Deposited Securities an ADS, or (iv) The Bank of New York receives notice of any meeting of or solicitation of consent or proxies from holders of ordinary shares or other Deposited Securities.

The persons who are owners of ADRs on the record date will be entitled to receive the dividend, distribution, rights or net proceeds thereof or to exercise the right to vote.

Notices and reports

When AXA gives notice, by publication or otherwise, of a shareholders’ meeting or of the taking of any action regarding any dividend, distribution or offering of any rights, AXA will also transmit to the depositary and the custodian a copy of the notice, in the form given or to be given to holders of Deposited Securities. The Bank of New York will mail or otherwise make available to owners of ADR copies of any such notice in English. AXA will also make available, an English version of its annual report, which include audited consolidated financial statements and semi-annual reports, which include unaudited interim consolidated financial information. In addition, at the request of owners of ADR and upon receipt from AXA, The Bank of New York will make available to such owners other reports and communications received by it or made generally available to it.

Voting of the underlying ordinary shares

Under the deposit agreement, an ADR owner is entitled, subject to any applicable provisions of French law, AXA’s statuts and its bylaws and the Deposited Securities, to exercise the voting rights attached to the ordinary shares represented by its ADSs. The Bank of New York will send to ADR owners English-language summaries of any materials or documents provided by AXA for the purpose of exercising voting rights. The Bank of New York will also send to ADR owners instructions for the exercise of voting rights, as well as a voting instruction card and a statement as to how the underlying ordinary shares will be voted if it receives blank or improperly completed voting instructions.

If The Bank of New York receives properly completed voting instructions, on or before the date specified, it will either, in its discretion vote the Deposited Securities in accordance with any non discretionary instructions or insofar as practical and permitted under any applicable provisions of French law and AXA’s statuts forward the instructions to the custodian. If the voting instructions are forwarded to the custodian, the custodian will endeavor, insofar as practicable and permitted under applicable provisions of French law and AXA’s statuts, to vote, or cause to be voted, the Deposited Securities in accordance with any nondiscretionary instructions. The Bank of New York will only vote ordinary shares or other securities that the ADRs represent in accordance with the ADR holder’s instructions. It will not vote if it receives a blank or an improperly completed proxy card. If it receives a properly completed proxy with blank voting instructions, it will vote for AXA proposals and against non-AXA proposals.

In accordance with French law and the statuts of AXA, ordinary shares that have been fully paid and registered in the name of the same holder for at least two full fiscal years will be entitled to double voting rights. Similarly, ADRs that have been beneficially owned by the same holder for two full fiscal years or more and representing ordinary shares held in registered form for two full fiscal years or more may be entitled to double voting rights. No other ADRs will be entitled to double voting rights. In order to be eligible for double voting rights, each such owner of the ADRs must follow procedures established by The Bank of New York to ensure that the ordinary shares underlying the ADSs evidenced by the ADRs are held in registered form and that the beneficial owner of the ADRs evidencing the ADSs representing these ordinary shares has been the same for at least two full fiscal fiscal years.

Changes affecting deposited securities

If there is any change in nominal value or any split-up, consolidation, or other reclassification of Deposited Securities, or any recapitalization, reorganization, merger or consolidation or sale of assets involving AXA, then any securities that The Bank of New York or the custodian receives in respect of Deposited Securities will, subject to the terms of the deposit agreement and applicable law, become new Deposited Securities under the deposit agreement. Each ADR will, subject to the terms of the deposit agreement and applicable law, represent its share of the new Deposited Securities, unless The Bank of New York delivers additional or new ADRs as described in the following sentence. The Bank of New York may, and will, at AXA’s request, distribute additional ADRs or ask ADR owners to surrender their outstanding ADRs in exchange for new ADRs describing the new Deposited Securities.

Amendment of the deposit agreement

The Bank of New York and AXA may agree to amend the form of the ADRs and the deposit agreement at any time, without the consent of the ADR holders. If the amendment adds or increases any fees or charges (other than taxes or other governmental charges) or prejudices an important right of ADR holders, it will not take effect as to outstanding ADRs until 90 days after The Bank of New York has mailed the ADR owners a written notice of any such amendment or amendments. At the expiration of that the 90 day, each ADR owner by continuing to hold its ADRs, will be considered to agree to the amendment or amendments and to be bound by the deposit agreement as so amended. The Bank of New York and AXA may not amend the deposit agreement or the form of ADRs to impair ADR owner’s rights to surrender their ADRs and receive the ordinary shares and any other property represented by their ADRs, except as is necessary to comply with mandatory provisions of applicable law.

Termination of the deposit agreement

The Bank of New York will terminate the deposit agreement if AXA asks it to do so and will notify the ADR holders at least 30 days before the date of termination. The Bank of New York may likewise terminate the deposit agreement upon at least 30 days notice to AXA and the owners of ADRs if it resigns and a successor depositary has not been appointed by AXA and accepted its appointment within 90 days after The Bank of New York has given AXA notice of its resignation. After termination of the deposit agreement, The Bank of New York will no longer register transfers of ADRs, distribute dividends to the ADR owners, accept deposits of ordinary shares, give any notices, or perform any other acts under the deposit agreement whatsoever, except that The Bank of New York will continue to:

  collect dividends and other distributions pertaining to Deposited Securities;
  sell rights as provided in the deposit agreement and summarized under the heading “Dividends, other distributions and rights - Rights to subscribe for additional ordinary shares and other rights” above; and
  deliver Deposited Securities, together with any dividends or other distributions received with respect thereto and the net proceeds of the sale of any rights or other property, in exchange for surrendered ADRs.

One year after termination, The Bank of New York may sell the Deposited Securities and hold the proceeds of the sale, together with any other cash then held by it, for the pro rata benefit of ADR holders that have not surrendered their ADRs. The Bank of New York will not have liability for interest on the sale proceeds or any cash it holds.

Transfer of ADRs

ADRs are transferable upon surrender by the ADR holder, if the ADRs are properly endorsed and accompanied by the proper instruments of transfer. The Bank of New York will execute and deliver a new ADR to the person entitled to it. The Bank of New York may not suspend the surrender of ADRs and withdrawal of Deposited Securities, except for:

  temporary delays caused by the closing of transfer books maintained by The Bank of New York, AXA or its transfer agent or registrar;
  temporary delays caused by the deposit of ordinary shares in connection with voting at a shareholders’ meeting or the payment of dividends;
  the payment of fees, taxes and similar charges; or
  compliance with laws or governmental regulations relating to the ADRs or to the withdrawal of Deposited Securities.

The Bank of New York may refuse to deliver ADRs or to register transfers of ADRs when the transfer books maintained by The Bank of New York or AXA’s transfer agent or registrar are closed, at any time that The Bank of New York or AXA thinks it is advisable to do so, or if the transfer-related and other applicable fees have not been paid.

Charges of depositary

To the extent permitted by applicable law or the rules of any securities exchange upon which ADSs are listed or traded, The Bank of New York will charge any party depositing or withdrawing ordinary shares or any party surrendering ADRs or to whom ADRs are issued, including, without limitation, issuance pursuant to a stock dividend or stock split declared by AXA or an exchange of stock regarding the ADRs or Deposited Securities or a distribution of ADRs pursuant to the deposit agreement, where applicable:

  taxes and other governmental charges;
  any registration fees to be paid in connection with transfers of ordinary shares generally;
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
  a fee for the distribution of securities pursuant to the deposit agreement in an amount equal to the fee for the execution and delivery of ADRs referred to above which would have been charged as a result of the deposit of these securities, but which securities are instead distributed by The Bank of New York to owners of ADRs and the net proceeds distributed; and
  other expenses which are to be borne by persons depositing ordinary shares or owners of ADRs under the deposit agreement, including transmission expenses and reasonable expenses incurred by The Bank of New York in the conversion of foreign currency.

Liability of holders of ADRs for taxes

If any tax or other governmental charge becomes payable by the custodian or The Bank of New York with respect to any ADR or any Deposited Securities, such tax or other governmental charge will be payable by the holder of the ADR to The Bank of New York. The Bank of New York may refuse to effect registration of any transfer of that ADR or any withdrawal of Deposited Securities until payment is made, and may withhold any dividends or other distributions, or, after reasonably attempting to notify the relevant holder, may sell for the account of that owner, any part or all of the Deposited Securities underlying that ADR and may apply any dividends, distributions or the proceeds of any sale to pay any tax or other governmental charge. In this case, the relevant ADR owner will remain liable for any deficiency.

Governing law

The Deposit Agreement is governed by the laws of the State of New York.

Limitation of liability

AXA and The Bank of New York assume no obligation nor will they be subject to any liability under the deposit agreement to holders or beneficial owners of ADRs, other than to perform their respective obligations specifically described in the deposit agreement without negligence, wilful misconduct or bad faith.

Material contracts

There have been no material contracts (outside the ordinary course of business) during the last two years to which the Company is a party.

Exchange controls and other limitations affecting foreign security holders

Under current French foreign exchange control regulations, there are no limitations on the amount of cash payments that may be remitted by AXA to residents of the United States. Laws and regulations concerning foreign exchange controls do require, however, that all payments or transfers of funds made by a French resident to a nonresident be handled by an accredited financial intermediary. In France, all registered banks and substantially all credit establishments are accredited financial intermediaries.

Under current French company law and AXA’s statuts, there are no general limitations on the right of non-resident or non-French persons to own or, where applicable, vote the ordinary shares, whether held in the form of ordinary shares or ADSs. However, both European Union and non-European Union residents must file a déclaration administrative or administrative notice, with French authorities in connection with the acquisition of a controlling interest in any French company. Under existing administrative foreign direct investment regulations and administrative rulings, ownership by non-residents of France of more than 33.33% of a listed company’s share capital or voting rights is regarded as a controlling interest, but a lower percentage might be held to be a controlling interest in certain circumstances. The factors that will be taken into account in making that determination include the existence of:

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

Under current French insurance regulations, any person, or group of persons acting in concert, who is not a resident of a member state of the European Economic Area must obtain authorization from the French Ministry of the Economy prior to entering into a transaction to acquire a direct or indirect interest, or to increase or decrease its direct or indirect interest, in AXA if such transaction would allow that person, or group of persons acting in concert, to (i) acquire control of, or cease to control, AXA or (ii) increase its interest to 10%, 20%, 33.33% or 50% of AXA’s voting power, including, in each case, through the holding of ADRs representing ADSs.

Furthermore, any such transaction allowing such person, or group of persons acting in concert, to hold ordinary shares representing in aggregate in excess of 5% of AXA’s voting power requires that person to provide prior notice to the French Ministry of the Economy.

No prior authorization is required for such a transaction entered into by a person, or group of persons acting in concert, who is a resident of a member state of the European Economic Area, although that person, or group of persons, is required to provide the French Ministry of the Economy with notice upon completion of the transaction.

Taxation

The following generally summarizes the material U.S. Federal income tax and French tax consequences to U.S. Holders of the ownership and disposal of ordinary shares or ADRs representing ADSs. For purposes of this discussion “U.S. Holder” is any one of the following:

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

If a partnership holds ordinary shares or ADRs representing ADSs, the tax treatment of a partner will generally depend upon the statuts of the partner and upon the activities of the partnership. Partners of partnerships holding these ordinary shares or ADRs should consult their tax advisors as to the tax consequences of owning or disposing of ordinary shares or ADRs representing ADSs, as applicable.

A “Non-U.S. Holder” is a holder that is not a U.S. Holder. This discussion does not address the U.S. Federal, local, state, foreign or other tax consequences to Non-U.S. Holders as a result of the ownership or disposal of ordinary shares or ADRs representing ADSs.

This summary is not a complete description of all of the tax consequences of the ownership or disposition of ordinary shares or ADRs representing ADSs. It is based on the current tax laws of France and the United States, including the United States Internal Revenue Code of 1986, as amended (which we refer to in this annual report as the “Code”), its legislative history, temporary, existing and proposed Treasury Regulations, Internal Revenue Service rulings and judicial opinions as well as the Convention between the United States and The Republic of France for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital dated August 31, 1994 (which we refer to in this annual report as the “Treaty”), all as in effect on the date of this annual report and all subject to change, possibly with retroactive effect. Your individual circumstances may affect the tax consequences of the ownership or disposition of ordinary shares or ADRs representing ADSs, and your particular facts or circumstances are not considered in the discussion below.

The summary is not intended to apply to holders of ordinary shares or ADRs representing ADSs in particular circumstances, such as:

  dealers in securities,
  traders in securities who elect to apply a mark-to-market method of accounting, financial institutions,
  regulated investment companies,
  tax-exempt organizations,
  insurance companies,
  persons holding ordinary shares or ADRs representing ADSs as part of a hedging, straddle, conversion or other integrated transaction,
  U.S. Holders who hold ordinary shares or ADRs representing ADSs other than as capital assets, persons whose functional currency is not the U.S. dollar,
  certain U.S. expatriates,
  persons subject to the U.S. alternative minimum tax, and
  holders of ordinary shares or ADRs representing ADSs that own directly or indirectly or are deemed to own, five percent or more of either the total voting power or the total value of the AXA Shares or that carry on a trade or business in France through a permanent establishment or fixed base for the purpose of which ordinary shares or ADRs have been acquired or held.

For purposes of the Treaty, French tax law and the Code, U.S. owners of ADRs will be treated as owners of ordinary shares underlying the ADSs represented by those ADRs.

Furthermore, although this summary generally applies to relevant holders whether or not they are employees of AXA or its affiliates, this summary does not describe all the tax considerations relevant to persons who acquired ordinary shares or ADRs representing ADSs pursuant to the exercise of an incentive stock option.

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

Under the Treaty, an “Eligible U.S. Holder” is a U.S. Holder whose ownership of ordinary shares or ADRs representing ADSs is not attributable to a permanent establishment or fixed base in France and who is (i) an individual or other non-corporate holder, or (ii) a corporation that does not own, directly or indirectly, 10% or more of the capital of AXA, provided in each case that that holder:

  is a resident of the United States under the Treaty,
  is entitled to Treaty benefits under the limitation on benefits provisions in Article 30 of the Treaty, and complies with certain procedural rules to obtain Treaty benefits.

If a U.S. Holder is a corporation that owns, directly or indirectly, 10% or more of the capital of AXA, the withholding tax rate will be reduced to 5%, provided that all other requirements set forth in the preceding paragraph are met. At the date of this registration statement, the French tax authorities have not published any guideline describing the procedure to be followed in order to obtain Treaty benefits in respect of distributions made in 2005.

Tax on sale or redemption of AXA ordinary shares or ADRs

Under the Treaty, no French tax is levied on any capital gain derived from the sale of AXA ordinary shares or ADRs representing ADSs by a U.S. Holder who:

  is a resident of the United States under the Treaty,
  is entitled to Treaty benefits under the limitation on benefits provisions of Article 30 of the Treaty, and does not have a permanent establishment in France to which the ordinary shares or ADRs are attributable to or, in the case of an individual, who does not maintain a fixed base in France to which the ordinary shares or ADRs are effectively connected.

Under French domestic tax law, any gain realized by a shareholder on redemption of ordinary shares by AXA generally will be treated as a dividend and will be subject to French dividend withholding tax as described above under “Taxation of Dividends–Withholding Tax”.

French transfer and stamp taxes

Transfers of AXA ordinary shares and ADRs representing ADSs will not be subject to French transfer taxes unless the transfer is effected by means of a written agreement that is executed or enforced within France. Should such written agreement be executed or enforced in France, it would be subject to transfer taxes at the rate of 1% (this rate being increased to 1.1% for transactions entered into as from January 1, 2006), up to a maximum of 3,049 euros per transfer for transactions entered into until December 31, 2005, and 4,000 euros per transfer for transactions entered into thereafter).

In certain cases, a stock exchange stamp tax also may be payable.

French estate, gift and wealth taxes

A transfer of ordinary shares or ADRs representing ADSs by gift by, or by reason of death of, a U.S. Holder that would be subject to French gift or inheritance tax under French domestic tax law will not be subject to such French tax by reason of the Convention between the United States of America and the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Estates, Inheritances and Gifts, dated November 24, 1978 unless:

  the donor or decedent is domiciled in France within the meaning of that Convention at the time of making the gift, or at the time of his or her death, or the ordinary shares or ADRs were used in, or held for use in, the conduct of business through a permanent establishment or a fixed base in France.

Under French tax law and the Treaty, the French wealth tax generally does not apply to U.S. Holders that are not individuals or in the case of natural persons, who own alone or with their parents, directly or indirectly, ordinary shares or ADRs representing the right to less than 25% of AXA’s profits.

Material U.S. federal income tax considerations for U.S. holders: Taxation of dividends

For U.S. Federal income tax purposes, the gross amount of a distribution by AXA to U.S. Holders, including any amounts of French tax withheld, will be treated as dividend income to the extent paid out of AXA’s current or accumulated earnings and profits, as determined for U.S. Federal income tax purposes. If a U.S. Holder has the option to receive a distribution either in cash or in the form of ordinary shares, and such U.S. Holder chooses to receive ordinary shares (a “Stock Distribution”), such U.S. Holder will be treated for purposes of the preceding sentence as having received a distribution to the extent of the fair market value of these ordinary shares. That dividend income will not be eligible for the dividend received deduction generally allowed to corporations under Section 243 of the Code. To the extent that an amount received by a U.S. Holder exceeds the U.S. Holder’s allocable share of AXA’s current and accumulated earnings and profits, the excess will be applied first to reduce the Holder’s basis in his or her ordinary shares or ADRs, and then, any remaining excess would constitute gain from the deemed sale or exchange of his or her ordinary shares or ADRs. See «Tax on Sale or Exchange of ordinary Shares or ADRs below.

For U.S. Federal income tax purposes, dividends will be taxable to the U.S. Holder of ordinary shares or ADRs outstanding on the record date established by French law, which in the case of an annual dividend will be fixed by the shareholders at the shareholders’ meeting approving the distribution of dividends, and in the case of an interim dividend will be fixed by the Management Board approving the distribution of interim dividends. The amount recognized as dividend income by a U.S. Holder will be equal to the U.S. dollar value of the distributed Euro, or, in case of a Stock Distribution, the ordinary shares, on the date of the recognition of the dividend for U.S. Federal income tax purposes, regardless of whether the payment is in fact converted into U.S. dollars. The Euro distributed will have a tax basis equal to their U.S. dollar value at such time. Any gain or loss realized upon a subsequent conversion or other disposition of the Euro will be treated as ordinary income or loss from sources within the United States.

As discussed above, payments of dividends to a U.S. Holder will be subject to French withholding tax. For U.S. Federal income tax purposes, a U.S. Holder may generally elect to treat these French withholding taxes as either a deduction from gross income or a credit against the U.S. Federal income tax liability of that U.S. Holder. The maximum foreign tax credit allowable generally is equal to the U.S. Holder’s U.S. Federal income tax liability for the taxable year multiplied by a fraction, the numerator of which is the U.S. Holder’s taxable income from sources without the United States and the denominator of which is the U.S. Holder’s taxable income from all sources for the taxable year. That foreign tax credit limitation is applied separately to different «baskets» of income. For purposes of applying the foreign tax credit limitation, dividends are generally included in the “passive income” basket or, if received by certain holders and certain other conditions are met, the “financial services income” basket.

In the case of an Eligible U.S. Holder, if the full withholding tax rate of 25% is applied, the refundable portion of the tax withheld by AXA or the French paying agent, which represents the difference between the 25% and the 15% tax rates, would not be eligible for the foreign tax credit.

Tax on sale or exchange of AXA ordinary shares or ADRs

For U.S. Federal income tax purposes, a U.S. Holder generally will recognize gain or loss on any sale, exchange or other disposition of ordinary shares or ADRs representing ADSs, unless a specific non recognition provision applies. That gain or loss will be measured by the difference between the U.S. dollar value of the amount of cash, and the fair market value of any other property, received and the U.S. Holder’s tax basis in the ordinary shares or the ADRs, determined in U.S. dollars. A U.S. Holder’s tax basis in the ordinary shares or the ADRs will generally equal the amount paid by that U.S. Holder for the ordinary shares or the ADRs or, in the case of ordinary shares acquired by way of Stock Distribution, the amount included in income at the time of the Stock Distribution.

Gain or loss arising from a sale or exchange of ordinary shares or ADRs will be capital gain or loss if these ordinary shares or ADRs are held as capital assets by the U.S. Holder, and will be short term or long term depending whether the holding period of the U.S. Holder for these ordinary shares or ADRs exceeds one year. In general, gain from a sale or exchange of ordinary shares or ADRs by a U.S. Holder will be treated as United States source income for foreign tax credit limitation purposes.

Backup with holding and information reporting

Under certain circumstances, a U.S. Holder who is an individual may be subject to information reporting requirements and backup withholding, currently at a 30% rate on dividends received on ordinary shares or ADRs representing ADSs. This withholding generally applies only if that individual holder:

  fails to furnish his or her taxpayer identification number to the U.S. financial institution that is in charge of the administration of that holder’s ordinary shares or ADRs or any other person responsible for the payment of dividends on the ordinary shares or ADRs, furnishes an incorrect taxpayer identification number,
  is notified by the U.S. Internal Revenue Service that he or she has failed to properly report payments of interest and dividends and the U.S. Internal Revenue Service has notified AXA that such individual holder is subject to backup withholding, or fails under specified circumstances, to comply with applicable certification requirements.

Any amount withheld from a payment to a U.S. Holder under the backup withholding rules will be allowable as a credit against such U.S. Holder’s U.S. Federal income tax liability, provided that the required information is furnished to the U.S. Internal Revenue Service.

U.S. Holders should consult their own tax advisor as to the application of the U.S. Federal information reporting and backup withholding requirements to them and their qualification, if any, for an exemption under these rules as well as the particular tax consequences to them of owning and disposing of ordinary shares and ADRs representing ADSs under U.S. federal, state, local and foreign law.

U.S. state and local taxes

In addition to U.S. Federal income taxes, U.S. Holders may be subject to U.S. state and local taxes with respect to their ordinary shares or ADRs representing ADSs. U.S. Holders should consult their own tax advisors regarding such matters.

Documents on display

AXA files reports with the SEC that contain financial information about AXA and its results or operations. Anybody public may read or copy any document that AXA files with the SEC at the Securities and Exchange Commission’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Anybody may obtain information about the Public Reference Room by calling the SEC for more information at 1-800-SEC-0330. All of AXA’s SEC filings made after September 20, 2002 are available to the public at the SEC web site at http://www.sec.gov. AXA’s web site at http://www.axa.com includes information about AXA’s business. The content of AXA’s website is not incorporated by reference into this Form 20-F. The public may also inspect any reports and other information we file with the Securities and Exchange Commission at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

Item 11: Quantitative and Qualitative Disclosures About Market Risk

Organization of Risk Management at AXA

Within the Finance Department, the aim of Risk Management is to identify, quantify and manage the main risks to which the Group is exposed. To achieve this, the Risk Management Department develops and uses various methods and tools to assess and monitor risk.

These systems and tools allow optimal management of risks taken by the Group and, by facilitating a more accurate assessment of risk exposure, help to reduce earnings volatility and to optimize the Group’s allocation of capital to its various businesses.

Within the AXA Group, Risk Management is co-ordinated by a central team, supported by local Risk Management teams within each operational entity.

Risk management principles and priorities

In order to have a tangible and measurable contribution to the Group's activities, Risk Management has three key characteristics.

  Pragmatic: focusing on clearly identified priorities;
  Operational: working as closely as possible with the Group's activities;
  Decentralized: based on the subsidiarity principle, in line with the Group's general organization.

Risk Management has five main priorities:

  Co-ordination and monitoring asset-liability management (ALM) and carrying out Economic Capital work;
  Approving new products prior to launch and promoting product innovation;
  Controlling insurance exposures, in particular reviewing reserves and optimizing reinsurance strategies;
  Managing information systems: projection, simulation, risk assessment and consolidation;
  Identifying and assessing operational risk.

The AXA Group's risk management entities: AXA Cessions and group risk management

The Group’s Risk Management structure is mainly based around two entities: the Group Risk Management (GRM) department and AXA Cessions.

AXA Cessions advises and accompanies the Group’s property and casualty companies with their reinsurance strategy and centralizes the Group’s purchasing of reinsurance. Its role is defined more precisely below.

Group Risk Management (GRM), under the authority of the Group Chief Risk Officer, is responsible for defining AXA’s standards as regards risk. This includes developing and deploying tools for assessing and managing risk.

GRM also co-ordinates risk detection and management at the Group level, and indirectly at the subsidiaries’ level. In particular, this includes all procedures for reporting risk and consolidating risk at Group level. GRM co-ordinates the local Risk Management teams of the Group’s various subsidiaries. In line with Group governance principles, this co-ordination focuses on minimum Group-wide requirements defined by GRM in terms of organization, resources and results.

Local teams

Local Risk Management teams are in charge of applying AXA risk management standards and implementing the minimum requirements set by GRM.

The Risk Management departments of operational entities are managed by local Chief Risk Officers, who report directly to local CFOs. The roles and responsibilities of local Risk Management departments are formally approved by local executive committees. These roles and responsibilities comply with the Group’s Risk Management priorities. The roles and responsibilities are as follows :

  Leading efforts to determine the Economic Capital of local entities and development of the necessary tools. The Risk Management department performs these tasks using a uniform set of techniques including stochastic models. These modelling techniques allow an assessment of AXA’s risk exposure based on the large number of scenarios examined in this type of approach. These tools complement more traditional deterministic forecasting tools, such as stress scenarios. Besides the specific conclusions for each product line and each unit, these analyses indicate that AXA has a significant surplus of assets in excess of the economic capital required to cover a level of assumed risks consistent with an AA credit rating. This favorable situation is attributable primarily to the diversification of risks between the various businesses and countries in which AXA operates.
  Controlling the implementation of ALM policies, and in particular monitoring the strategic asset allocation of local entities (see section “Management processes”).
  Implementing pre-launch product approval procedures, and in particular reviewing risk-adjusted profitability analyses.
  Reviewing local technical reserves and optimizing entities’ reinsurance strategy.
  Working with local internal audit teams to identify and quantify the main operational risks.

Implementing the risk reporting system requested by Group Risk Management.

Market risks

AXA is exposed to financial market risks through its financial protection business and through its financing its activities as part of its debt management.

Asset-liability management of insurance portfolios

One of the basic functions of the insurance business is to invest premiums received from customers with a view to settling any losses that might occur. The way these premiums are invested must take into account the way in which any losses will be settled. This is the role of asset-liability management. In an effort to protect and enhance shareholder value, AXA actively manages its exposure to market risks.

Primary responsibility for risk management, including market risk, rests with the Group’s local subsidiaries, which have the best knowledge of their products, policyholders and risk profile. This approach allows subsidiaries to react in a timely manner to changes in financial markets, insurance cycles and the political and economic environment in which they operate.

Many risk management techniques are used to control and mitigate the market risks to which the AXA Group’s operating entities and the Group itself are exposed, through:

  ALM, and in particular the definition of optimal strategic asset allocations.
  Hedging of financial risks when they exceed the tolerance levels set by the Group. Products needed to set up hedging programs involving derivative instruments are designed with the assistance of the Group’s specialist asset management teams (AXA Investment Managers and Alliance Capital).
  Reinsurance is also used to mitigate financial risks.
  The overall balance of the product range leads to some natural hedging effects between different products.
  Exposure analyses are carried out to monitor certain specifically identified risks.

AXA’s exposure to market risk is reduced by its broad range of operations and geographical positions, which provides good risk diversification. Furthermore, a large portion of AXA’s Life & Savings operations involve unit-linked products, in which most of the financial risk is borne directly by policyholders.

ALM figures and information on the AXA Group’s main implementation, co-ordination and control processes are set out below.

Asset-liability and market risk management General quantitative information

There is a clear distinction between the issues involved in the Life & Savings and Property & Casualty businesses.

Description of Life & Savings insurance reserves: risk profiles

The market risks to which Life & Savings subsidiaries are exposed arise from a number of factors:

  A decline in returns on assets (due in particular to a sustained fall in yields on fixed-income investments or in the equity market) could reduce the investment margin if the return on new invested assets is not sufficient to cover contractual interest rates payable to life insurance policyholders.
  A rise in yields on fixed-income investments reduces the value of fixed-income portfolios and could have an adverse impact on the solvency margin and surrender levels on certain contracts, if competitive pressures lead to higher rates of policyholder profit participation on new contracts.
  A decline in equity and real estate prices may reduce the level of unrealized capital gains and available surpluses.
  Exposure to foreign exchange risk is generally limited for the Group’s life insurance companies. Foreign currency commitments are matched to a large extent by assets in the same currency.

The policies put in place to manage these risks are tailored to each product type and the risks relating to it. The percentages provided below, relating to the allocation of life insurance reserves by product type and thus AXA’s obligations to its policyholders, are derived from management data:

–	23% of AXA’s life insurance mathematical reserves cover contracts with financial risk borne by the policyholders (unit-linked) that do not affect AXA’s risk exposure. On these products, the underlying financial market performance is passed on to policyholders in full. In cases where these products include interest-rate guarantees, they are usually managed by a financial partner within the account. Consequently, they do not present any market risk.
–	11% of AXA’s life insurance mathematical reserves cover contracts with financial risk borne by the policyholders, with related interest-rate guarantees provided by the insurance company. Suitable risk management policies have been put in place:
•	in the United States, dynamic hedging programs are implemented using derivatives to cover guaranteed minimum death benefits and guaranteed annuities (guaranteed minimum income benefits). In addition, products featuring guaranteed annuities are currently reinsured at a rate of 50%.
When these unit-linked products show a material risk of transfer to products that offer guaranteed-rate annuities, hedging programs that use derivatives are put in place.
–	17% of AXA’s life insurance mathematical reserves cover products without guaranteed cash values upon surrender.

	•	The in force “With-Profit” policies of AXA UK are managed with a significant surplus of free assets, used to adjust performance over the duration of such policies while at the same time reflecting financial market performance in policyholders’ revenues.
	•	Annuities in the payout phase are usually backed by fixed-income assets with maturities that match the underlying payout schedules, thereby avoiding reinvestment and liquidity risks.
	•	In the UK, surrender options on guaranteed-rate annuities are monitored through specific analyses and partially covered by interest-rate options.
–	11% of AXA’s life insurance reserves are related to products offering one-year guaranteed rates that are updated every year. The risks in event of a sustained fall in interest rates are relatively limited for these types of products, which mainly concern certain French and Japanese contracts. Hedging derivatives programs are often implemented to cover long-term bonds from the risk of an increase of interest rates.
–	38% of AXA’s life insurance reserves cover other products. These reserves cover both surrender guarantees and, in some cases, a guaranteed long-term rate. Related risks are managed in the following ways:
	•	products that are not surrender-sensitive are usually backed by fixed-income investments whose maturities and interest rates are generally sufficient to cover guaranteed benefits so as to reduce the reinvestment risk as far as possible,
	•	other products are managed with the surplus required to cover guarantees,
	•	hedging programs that make use of derivatives may be set up to hedge the risk of a fall (floor) or a rise (cap) in interest rates.

Description and breakdown of Property & Casualty insurance reserves

Property & Casualty technical reserves breakdown is as follows:

Technical reserves at December 31, 2004

Personal lines

Motor	10,390

Property damage	2,324

Other	4,698

Sub-total	17,412

Commercial lines

Motor	2,068

Property damage	2,244

Professional liability	5,004

Other	5,408

Sub-total	14,724

Other	1,785

International insurance

Property damage	2,978

Motor, marine, aviation	2,624

Professional liability	3,437

Assistance	192

Other	1,121

Sub-total	10,351

The obligations of Property & Casualty insurance companies are much less dependent on asset values than those of Life & Savings companies. Consequently, market fluctuations are fully reflected in their net asset value and fully borne by the shareholder. However, long-tail activities are more sensitive to movements in financial markets. The principal market risks are as follows:

  A rise in bond yields reduces the value of bond portfolios, which may lead to a liquidity risk in these portfolios or a real loss of value if the rise in yields is related to a rise in inflation.
  Lower yields on fixed-income investments increase the value of bond portfolios, and therefore generally do not present a material risk, with the exception of certain contracts (disability and worker’s compensation income) that provide guaranteed rates. On the other hand, a prolonged period of low yields would have an impact on the pricing of these products.
  Foreign exchange rate risk is relatively limited as commitments in foreign currencies are largely backed by assets in the same currencies.
  Inflation is a risk, since it increases the compensation payable to policyholders, with the effect that, if it is not adequately taken into consideration, actual claims payments may exceed the reserves set aside. This risk is particularly significant for long-tail businesses.

The investments of Property & Casualty insurance companies are therefore managed so as to optimize the return on assets while bearing in mind both the aforementioned risks and the requirements in terms of regulatory solvency and meeting commitments. A large portion of investments is made in liquid bonds, to ensure the payment of exceptional benefits and claims that may arise.

Once these factors have been taken into consideration, there is some capacity to make diversified investments (real estate or equity securities) that offer a natural hedge against inflation and optimizes yields while minimizing volatility risk.

Management processes

These processes are carried out in three stages. The first consists of defining general ALM organizational principles, allowing the most effective investment strategy. The second involves implementing investment processes and precise governance principles. The third consists of asset management companies applying the investment strategy.

ALM co-ordination

General organizational principles

The definition and co-ordination of ALM involves five major stages:

  Detailed analysis of the liability structure by insurance companies.
  Definition and proposal of a strategic asset allocation that factors in the long-term outlook as well as short-term constraints (see below).
  Validation of these strategic allocations by Group Risk Management.
  Implementation of these strategic allocations by insurance companies through the definition of management contracts with asset management companies.
  Stock-picking by asset management companies as part of management contracts.

Long-term outlook

Long-term analysis is carried out in order to model commitments resulting from insurance policies and to invest assets so that these commitments can be met with a high degree of confidence.

This work is carried out by Risk Management departments (local and central teams) and takes the form of detailed annual analyses that use consistent methods based on deterministic and stochastic scenarios. The aim of these analyses is to maximize the increase in economic value while complying with risk constraints. They are carried out by all significant Group entities, and provide the following information for the main product lines:

  The amount of assets needed to meet commitments in a specific proportion of cases depending on risk tolerance (for example, in 99% of cases over 10 years).
  The present value of future margins generated by insurance portfolios.

This information is compiled for AXA’s insurance operations and for the Group, which allows strategic asset allocation to be monitored and adjusted if necessary.

Short/medium-term outlook

These analyses are designed to validate AXA’s ability to satisfy capital adequacy requirements over the short and medium terms. These requirements are included as constraints in asset-liability analyses.

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

In addition, AXA’s insurance operations are subject to local regulatory requirements in most jurisdictions in which AXA operates. These local regulations prescribe:

  The category, nature and diversification (by issuer, geographical zone and type) of investments.
  The minimum proportion of assets invested in the local currency taking into account technical commitments denominated in this currency (congruence rule).
  In addition, subsidiaries perform simulations on the various regulatory constraints that they have to meet using extreme scenarios for assets (in terms of both the market value of equity securities and interest rate trends). Every six months, these models are sent to the Group’s Finance Department, enabling it to assess the extent of each subsidiary’s financial flexibility. The results are presented to the Finance Committee of AXA’s Supervisory Board on a regular basis.
  ALM constraints are also taken into account when new products are being designed as part of the product approval process.

Monitoring investment processes

AXA manages its financial market risk as part of disciplined and organized investment processes.

As stated in the previous section, insurance subsidiaries are responsible for monitoring risks through the use of liability structure analysis and asset-liability matching techniques. They define strategic asset allocation policy, which is implemented by asset management companies appointed via investment management agreements. Insurance subsidiaries are responsible for monitoring and controlling the investment policy carried out on their behalf by these asset management companies.

Risks relating to investments are controlled through an appropriate governance structure and through reliable reporting procedures.

Governance

An Investment Committee, made up of managers from the financial and operational sides of the insurance company and also, in certain cases, representatives of its board of directors, approves investment strategy and assesses the quality of the results obtained.

The investment committees of significant entities systematically include representatives of the AXA Group, and of Group Risk Management in particular.

These investment processes are part of a broader Group-level framework, which includes:

  defining standards for managing investments and assessing asset-liability mismatch risk (see section above), consolidating market risks at Group level.

At Group level, an ALM Co-ordination Committee, supervised by the Group Chief Financial Officer, determines general asset-liability management policy guidelines and evaluates the results, which are then submitted to the Management Board and to the Finance Committee of AXA’s Supervisory Board.

Reporting: quarterly asset reporting

Operating entities produce an asset allocation statement every quarter, to ensure that strategic allocations are being implemented. This allows regular monitoring of certain key ALM indicators.

This work is carried out by local teams and then consolidated by GRM to give an overview for the whole Group and to allow any required action to be taken.

Tactical allocation duties of Group asset management companies (AXA IM and Alliance Capital)

Asset management specialists, primarily AXA subsidiaries (AXA Investment Managers and Alliance Capital), are responsible for day-to-day management of investments. Processes have been put in place in these companies to manage investments without exceeding agreed risk tolerance thresholds stipulated by their client insurance companies in investment management agreements. This organization allows skills required in these activities to be available for the benefit of all Group insurance companies.

All products that involve hedging programs using derivative instruments are designed with the help of dedicated teams at AXA IM and Alliance Capital. This organization means that all entities benefit from the best possible expertise and a high level of legal and operational security in these transactions, which are sometimes complex.

Market risks: financial risks relating to the management of equity and debt

The main financial risks relating to the management of equity and debt are as follows:

  Interest-rate risk.
  Exchange-rate risk.
  Liquidity risk.

The risk of dividend restrictions or limitations on the ability to reduce reserves being imposed by authorities in the countries where AXA operates should also be mentioned. The Group’s operating subsidiaries must comply with local regulations, particularly minimum solvency requirements. As a result, internal dividends pay-outs must take into account these constraints and possible future regulatory changes.

These risks are monitored and dealt with by the Group Central Finance Department. They are managed through independently-defined policies, in order to optimize investment performance.

For the purpose of optimizing investment performance and financial control, the Finance Department has introduced formal management standards, as well as guidelines for monitoring and assessing financial risks in order to measure the positions of each unit in a consistent manner. These standards have been validated by the Management Board.

Monthly reporting that consolidates interest rate, foreign exchange and liquidity exposures, as well as the interest expense of holding companies, is produced by the Finance Department. It reflects the reports submitted by subsidiaries, which are responsible for the quality of the data. This consolidated reporting includes medium-term forecasts.

Together with information about hedging strategies, reporting documents are sent regularly to the Finance Committee of AXA’s Supervisory Board.

Interest-rate risk

Definition: interest-rate risk may result from:

  a mismatch between types of interest rates (fixed versus floating), a mismatch between floating rate benchmarks,
  a mismatch between floating rate renewal dates.

Interest rate policy: the policy is defined in order to monitor the medium term financial expenses variability and consequently to protect its future levels.

Assessment:

  Variability analyses measure the change in interest expense over the duration of the strategic plan following a 1% rise in short term interest rates.
  Interest rate sensitivity analyses measure changes in the value of the interest rate position following a 1% upward shift in the yield curve by currency and by maturity.

Exchange-rate risk

Definition: Exchange-rate risk results from a mismatch between the currency of an asset (particularly net foreign-currency investments of subsidiaries) and the currency in which it is financed.

Foreign exchange rate policy: The purpose of the policy is to determine the optimum proportion of foreign-currency-denominated liabilities providing a balance sheet hedge in order to protect AXA’s net investments in its subsidiaries denominated in foreign currencies and thus Group consolidated shareholders’ equity against currency fluctuations. It also designed to protect other key indicators such as gearing ratios, Embedded Value and solvency margins against such fluctuations.

Assessment: Exchange rate sensitivity analyses measure annual change in interest expenses resulting from a 10% appreciation in the euro against all other currencies together with the impact on the gearing ratio.

Liquidity risk

Definition: Liquidity risk results from a mismatch between the date on which an asset matures and the date on which a liability falls due.

Liquidity policy: The policy establishes the amount of confirmed credit lines required by AXA to weather a liquidity crisis and sets constraints on the debt maturity profile. In addition, normalized levels applied by the Group preserve its liquidity, particularly through a procedure for transferring assets eligible for the European Central Bank’s tender operations.

Assessment: The maturity schedule of consolidated debt and credit lines available.

Management: Liquidity risk is managed carefully and conservatively by keeping a long maturity on financial resources –mostly subordinated debt– and by maintaining a large amount of confirmed credit facilities (around €5.4 billion at 31 December 2004). In particular, in July 2004, a syndicated credit line was finalized for AXA S.A. and AXA Financial, combining a €3.5 billion credit facility and a $650 million stand-by letter of credit. These facilities expire in July 2009, and have two one-year extension options. This financing was arranged with a view to the expiry of AXA SA’s €3 billion syndicated loan in July 2005. It bolsters the Group’s liquidity profile and allows it to benefit from current favorable conditions in the European credit market.

Furthermore, the Group’s liquidity profile is bolstered by the following factors:

  The Group’s financial strength gives it broad access to various different markets via standardized debt programs: for example €3 billion of commercial paper and a €5 billion EMTN program subject to documentation requirements.
  Constantly maintaining its vigilance regarding contractual documentation clauses that may be binding on the Group, helps AXA ensure that it is not exposed to default or early repayment clauses that may have a material adverse effect on its consolidated financial position.
  AXA holds significant liquidity amounting to €21.4 billion at December 31, 2004. Around 50% of this liquidity is managed within the AXA Trésorerie Europe economic interest grouping (GIE), which was specifically set up to centralize management of the liquidity held by units operating within the euro zone. This GIE reflects the solid liquidity position of the Group, since it had an average cash balance of around €11.2 billion in 2004, which was invested in a highly liquid portfolio with a very short maturity (43 days at end-2004).

Analysis of sensitivity to interest rates, equity prices and exchange rates

AXA performs sensitivity analyses to estimate Group exposure to movements in interest rates, equity prices and exchange rates. These analyses quantify the potential impact on the Group of adverse changes in financial markets.

The AXA Group analyses sensitivity to movements in interest rates and equity markets in two main ways.

On the one hand, it analyses variations in economic value (fair value of net assets and liabilities) resulting from movements in specific interest rates and equity markets. This involves estimating the variation in economic value on a given date, in this case 31 December 2004.

On the other hand, it analyses sensitivity of investment margins over a four-year period, based on various scenarios. Investment margins are expressed as a percentage of technical reserves.

These analyses cover AXA S.A., along with AXA’s principal insurance subsidiaries in France, the United States, the United Kingdom, Belgium, Germany, Australia and Japan. At December 31, 2004, these subsidiaries represented more than 90% of AXA’s consolidated invested assets and technical reserves within its insurance operations.

Sensitivity of economic value to variations in interest rates and equity markets

Interest rates

The purpose of these analyses is to estimate changes in the economic value of assets and liabilities in the event of a 100 basis point upward or downward shift in the yield curves in the country in which each subsidiary operates.

These analyses are performed without factoring in correlations with other financial market evolutions.

At December 31, 2003, calculations showed that a 100 basis point upward shift in the yield curve would lead to a fall in economic value of €0.5 billion. At December 31, 2004, without any major change in the method used, this analysis showed a fall in economic value of €0.7 billion. This sensitivity breaks down into negative effects of €0.4 billion for the Property & Casualty business, €0.6 billion for the Life & Savings business and a positive effect of € 0.3 billion resulting from a reduction in the economic value of Group debt.

Equity markets

The purpose of these analyses is to estimate changes in the economic value of assets and liabilities in the event of a 20% fall in the main equity markets.

Hypothetical falls of 20% in all world equity markets on December 31, 2004 would have reduced economic value in the scope under consideration by €3.3 billion. 30% of this fall would have affected the Property & Casualty business and 70% the Life & Savings business. This sensitivity is stable compared to the one estimated as at December 31, 2003 (€3.3 billion).

Sensitivity of investment margins

The AXA Group determines the sensitivity of its future investment margins using a number of scenarios over a four-year period.

Two such scenarios are: A 100 basis point rise in interest rates combined with a 20% fall in equity markets, and a 100 basis point fall in interest rates combined with a 20% fall in equity markets.

With respect to a central scenario that assumes investment margins equal to 103 basis points of invested assets during the period under consideration, the first scenario shows little change in investment margins during the period. In this scenario, investment margins fall by an average four basis points relative to invested assets during the period.

In the second scenario, investment margins fall by a slightly greater proportion, i.e. by 14 basis points relative to invested assets.

Sensitivity to exchange rate fluctuations

In order to calculate AXA’s potential exposure to foreign currency fluctuations, fluctuations of the major foreign currencies were analyzed in terms of their impact on Group net income. The scenario that resulted in the most adverse effects for AXA was a decline in all currencies against the euro, or a rise in the euro against these currencies.

In 2004, a 10% increase in the euro against all other currencies would have had an approximately €36 million negative impact on AXA’s net income, taking into account hedging, particularly on US dollar movements. The same scenario applied to 2003 could have resulted in a positive impact of €19 million on AXA’s net income, taking into account the tax impact.

As a result, the sensitivity of AXA’s income to movements in the euro is limited and stable over time. This results from the quality of hedging on the US dollar, which is the main contributor to group income after the euro.

Limitations to sensitivity testing

The results of the analyses presented above must be examined with caution due to the following factors.

  Only the assets and liabilities defined at the start of the section on sensitivity analyses were included in the scope of estimates regarding sensitivity of fair values to market fluctuations;
  the results of the sensitivity analysis do not reflect the impact of minority interests;
  the “snapshot” analyses presented do not take into consideration the fact that asset-liability management carried out by the various Group entities to minimize exposure to market fluctuations are active and dynamic strategies. As market indices fluctuate, these strategies may involve buying and selling investments, changing investment portfolio allocation or adjusting bonuses credited to policyholders;
  in addition, these sensitivity analyses do not take into account the impact of market changes on new business, which is a critical component of future profitability. AXA would reflect adverse market changes in the pricing of new products.

Other limitations of these sensitivity analyses include:

  the use of hypothetical market movements that do not necessarily represent management’s view of expected future market changes;
  the assumption that interest rates in all countries move identically and that all global currencies move in tandem with the euro; and
  the lack of correlation between interest rates, equity prices and foreign currency exchange rates.

Taken together, these factors limit the ability of these analyses to accurately predict the actual trend in the fair value of assets and liabilities and in AXA’s future earnings.

Credit risks

Counterparty credit risk is defined as the risk that a third party in a transaction will default on its commitments. Given the nature of its core business activities, AXA monitors two major types of counterparties, using methods suitable to each type:

  investment portfolios held by the Group’s insurance operations (excluding assets backing contracts with financial risk borne by the policyholders where risk is transferred to policyholders) as well as by banks and holding companies. These portfolios give rise to counterparty risk through the bonds and derivative products held;
  receivables from reinsurers resulting from reinsurance ceded by AXA.

Invested assets

AXA has a database consolidating the Group’s listed assets and analyzing them by issuer, by credit rating, sector and geographic region to assess the risk of concentration in its equity and bond portfolios. This database allows exposure to the default risk of a given issuer, particularly through holding its bonds, to be monitored. It also allows the monitoring of equity exposure, which is not subject to issuer-specific limits at Group level.

As regards bond issues, total issuer-specific exposure limits apply at Group level and at the level of each subsidiary. These limits depend on the issuer’s risk, assessed via its credit rating and type (private, sovereign or quasi-sovereign).

These tools enable Group Risk Management to ensure that these limits are complied with, to analyze potential significant breaches, and to examine any formal requests for special dispensation. The ALM Co-ordination Committee is regularly kept informed of the work performed.

These tools also enable co-ordinated contingency measures to be taken for the most sensitive counterparties.

Based on management data at 31 December 2004, the bond portfolio breaks down as follows:

Bonds issued by sovereign states or similar (government-related) account for 57% of the Group’s bond exposure. Their breakdown by credit rating and geographical zone is as follows:

Corporate bonds make up 43% of the Group’s bond exposure, and their breakdown by rating and industry is as follows.

Credit risk diversification and analysis policies, particularly using credit ratings, are implemented by investment departments and monitored by Risk Management teams.

Credit Derivatives

The AXA Group, as part of its investment and credit risk management activities, may use strategies that involve credit derivatives. The credit risk taken by the AXA Group through these instruments is included in analyses of bond portfolios. Limits applied to issuers take into account these credit derivative positions.

At 31 December 2004, the nominal amount of positions taken through credit derivatives was €4.6 billion. The breakdown of underlying bonds by rating is as follows:

Receivables from reinsurers: rating processes and factors

To manage the risk of reinsurer insolvency, a security committee is in charge of assessing reinsurer quality and acceptable commitments. The committee is run by AXA Cessions, the AXA subsidiary in charge of placing the Group’s property and casualty insurance with external reinsurers. This risk is monitored by comparing the various financial strength ratings available on various reinsurers as well as by conducting in-depth analyses of the recoverability of receivables in the event of reinsurer insolvency. The teams in charge of the Group reinsurance program analyze this information to add a credit risk dimension to their work in placing insurance and transferring risk to the reinsurers. The security committee meets monthly - and more frequently during renewal periods - and decides on any action to be taken with the aim of limiting AXA’s exposure to the risk of default by any of its reinsurers.

Furthermore, AXA summarizes and analyzes its exposure to all reinsurers (including captive reinsurers) by factoring in all positions with reinsurers (claims, premiums, reserves, deposits, pledges and security deposits).

At December 31, 2004, based on rating data, the breakdown of reserves ceded to reinsurers by reinsurer rating was as follows:

Item 12: Description of Securities other than Equity Securities

Not applicable.

PART II

Item 13: Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14: Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15: Disclosure Controls and Procedures

As of December 31, 2004 (the “Evaluation Date”) the Company conducted an evaluation, pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), of the effectiveness of the design and operation of its disclosure controls and procedures. Based on this evaluation, the Company’s chief executive officer and chief financial officer concluded that as of the Evaluation Date such disclosure controls and procedures were effective.

Since the Evaluation Date, there have been no significant changes in the Company’s internal control over financial reporting that occured during the period covered by this Annual Report that has materially affected, or is reasonable likely to materially affect, the Company’s internal controls over financial reporting.

Item 16

A) Audit Committee Financial Expert

AXA’s Supervisory Board has created an Audit Committee which operates in accordance with an Audit Committee Charter that defines the Committee’s responsibilities. AXA’s Supervisory Board has reviewed the qualifications of all Audit Committee members and believes, based on their considerable business and financial experience, that all members of the Committee are financially literate, have the requisite experience and qualifications to fulfill their duties as Audit Committee members and would come withing the definition “financial experts” as set forth in the instructions to Item 16A. For additional information concerning the Audit Committee including the scope of its responsibilities, its composition and the business experience and qualifications of its members, please see Item 6 of this Annual Report.

B) Code of Ethics

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

The Group Compliance Guide is posted on AXA’s website:

–www.axa.com/lib/en/uploads/refdoc/compliance/AXA_ComplianceGuide_2004.pdf

In the event the company amends its code of ethics or grants a waiver that would otherwise require disclosure in its 20-F, the Company will instead disclose the required information of the website above.

C) Principal Accountant Fees and Services

Fees and Services

PricewaterhouseCoopers (PwC) has served as AXA’s independent public accountant for each of the fiscal years in the three-year period ended December 31, 2004 with respect to the audited financial statements that appear in this Annual Report, including the reconciliation from French GAAP to U.S. GAAP.

The following table presents the aggregate fees for audit and permitted non-audit services rendered by PwC to AXA and its consolidated subsidiaries in 2004 and 2003:

	(in euro millions)
	2004	2003

Audit fees	22.7	19.9

Audit related fees	7.0	4.8

Tax fees	4.5	3.1

Other fees for non-audit services	0.5	0.4

Total	34.7	28.2

Important note : these amounts include fees, costs and VAT where applicable.

In addition to the foregoing fees, PwC has received audit fees related to the audit of affiliated mutual funds which amounted to approximately €7.1 million for the year ended December 31, 2004 and approximately €6.9 million for the year ended December 31, 2003.

Audit fees consist of fees billed for the audit of AXA’s consolidated financial statements of AXA and its subsidiaries, audits of subsidiary financial statements (including statutory audits required by local law), review of interim financial statements and other procedures required to be performed by PwC in connection with these reviews and/or the issuance of its audit opinions. Audit fees also include fees for services performed by PwC that are closely related to the audit and in many cases could only be provided by our independent auditors. Such services include comfort letters and consents provided in connection with capital raising activities, certain reports, attestations, or similar documents relating to regulatory filings by AXA and its subsidiaries, reviews of AXA's internal controls, including reviews and testing of information systems, and consultations relating to periodic audit or reviews.

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

Other fees for non-audit services consist fees billed for non-audit services permitted by the SEC’s auditor independence rules and which the Audit Committee has determined do not otherwise impair the auditor’s independence or judgment, including advisory services with respect to non-financial systems including risk and control assessments, and expatriate administration services.

Audit Committee Pre-approval Policies and Procedures

The Audit Committee is responsible, to the extent permitted by French law, for the appointment, compensation, retention and oversight of AXA’s independent auditors. As part of this responsibility, the Audit Committee pre-approves all permitted audit and non-audit services performed by the independent auditor, in order to assure that these services do not impair the auditor’s independence or judgment.

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

D) Exemptions from the Listing Standards for the Audit Committees

Not applicable.

E) Purchase of Equity Securities by the Issuer and Affiliated Purchasers

The table below sets forth the information with respect to the purchases of AXA ordinary shares for the year ended December 31, 2004, by or on behalf of AXA or any “affiliated purchaser”, as such term is defined in Rule 10b-18(a)(3) under the Securities Exchange Act of 1934, as amended. This table does not include purchases among “affiliated purchasers”, as such term is defined in Rule 10b-18(a)(3) under the Securities Exchange Act of 1934, as amended.

	(a)		(c) Total Number	(d) Maximum Number
	Total Number	(b) Average Price	of Shares (or Units)	of Shares (or Units)
	of Shares	Paid per Share	Purchased as Part of	that May Yet Be
	(or Units)	(or Unit)	Publicity Announced	Purchased Under
Year 2004	Purchased		Plans & Programs	the Plans or Programs

January 1st to January 31st	0	–	0	149,160,549

February 1st to February 29th	0	–	0	149,160,549

March 1st to March 31st	0	–	0	149,160,549

April 1st to April 30th	0	–	0	149,160,549

May 1st to May 31st	0	–	0	149,160,549

June 1st to June 30th	0	–	0	149,160,549

July 1st to July 31st	0	–	0	149,160,549

August 1st to August 31st	0	–	0	149,160,549

September 1st to September 30th	0	–	0	149,160,549

October 1st to October 31st	0	–	0	149,160,549

November 1st to November 30th	6,749,953[1]	EUR 17.71	0	149,160,549

December 1st to December 31st	0	-	0	149,160,549

TOTAL	6,749,953	EUR 17.71	0	149,160,549

(1) Purchases made on the open-market.

PART III

Item 17: Financial Statements

Not applicable

Item 18: Financial Statements

Report of independent Registered Public Accounting Firm

To the supervisory board and shareholders of AXA:

We have audited the accompanying consolidated balance sheets of AXA and its subsidiaries (together, the “Company”) as of December 31, 2004, 2003 and 2002 the related consolidated statements of income, of shareholders’ equity, and of cash flows for each of the three years in the period ended December 31, 2004, all expressed in Euro. In addition, we have audited the financial statement schedule. These consolidated financial statements and the financial statement schedule (“the statements”) are the responsibility of the Company’s management. Our responsibility is to express an opinion on these statements based on our audits.

We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2004, 2003 and 2002 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in France. In addition, in our opinion, the financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

As discussed in note 2 and note 3 to the consolidated financial statements, the Company changed its method of accounting for and presenting certain items, as discussed therein.

Accounting principles generally accepted in France vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 33 and note 34 to the consolidated financial statements.

Paris, France
June 15, 2005

PricewaterhouseCoopers Audit

Yves Nicolas	Michael P. Nelligan

AXA CONSOLIDATED BALANCE SHEETS			(in euro millions)

		At December 31,
Notes
		2004	2003	2002

4	Goodwill	12,423	12,874	14,407

5	Value of purchased life business inforce	2,993	2,814	3,224

	Other intangible assets	629	556	701

	Total other intangible assets	3,622	3,370	3,925

	Real estate	11,702	11,727	12,714

	Investments in participating interests	2,292	2,797	3,784

	Fixed maturities	157,959	147,811	147,750

	Equity investments	69,008	61,823	57,303

	Mortgage, policy and other loans	18,156	17,009	18,265

6	Total investments from insurance activities	259,116	241,167	239,816

7	Assets backing contracts with financial risk
	borne by policyholders	113,786	101,002	90,458

6	Total investments from non-insurance activities	8,962	8,100	9,024

8	Investment in affiliated companies
	(equity method)	871	1,254	2,093

	Reinsurers’ share of insurance liabilities	7,885	8,470	9,910

	Reinsurers’ share of liabilities backing contracts
	with financial risk borne by policyholders	12	19	20

15	Reinsurers’ share of insurance liabilities	7,897	8,489	9,930

9	Receivables from insurance and reinsurance
	activities	10,562	11,680	14,003

	Receivables (bank customers)	9,520	8,817	7,889

	Receivables (other)	3,633	3,973	3,477

	Receivables from non-insurance activities	13,152	12,790	11,367

10	Cash and cash equivalents	21,363	19,428	17,592

	Tangible assets	1,139	1,243	1,239

	Other tangible assets	5,638	7,680	7,241

	Other assets	6,777	8,922	8,480

11	Deferred acquisition costs	11,954	10,993	10,965

	Other prepayments and deferred charges	10,476	9,163	12,599

	Prepayments and accrued income	22,430	20,156	23,563

	TOTAL ASSETS	480,961	449,233	444,657

The accompanying notes are an integral part of these consolidated financial statements.

AXA CONSOLIDATED BALANCE SHEETS (contined)			(in euro millions)

		At December 31,
Notes
		2004	2003	2002

	Ordinary shares of €2.29 nominal value per share	4,370	4,072	4,035

	2,032 million authorized shares and 1,908 million
	issued and outstanding shares at December 31, 2004
	(2003: 1,895 million authorized shares and 1,778 million
	issued and outstanding shares).

	Capital in excess of nominal value	15,348	13,984	13,824

	Retained earnings and reserves brought forward	3,919	4,340	4,902

	Net income for the financial year	2,519	1,005	949

12	Shareholders’ equity	26,157	23,401	23,711

	Minority interests share in:

	–Retained earnings and reserves brought forward	1,885	2,226	2,444

	–Net income for the financial year	321	243	368

13	Minority interests	2,206	2,469	2,812

	Total minority interests and shareholders’ equity	28,363	25,870	26,523

14	Subordinated debt	9,235	8,453	8,300

15	Insurance liabilities, gross of reinsurance	272,160	259,532	263,172

15	Liabilities backing contracts with financial risk
	borne by policyholders	113,998	101,069	90,011

16	Provisions for risks and charges	7,197	6,918	9,775

9	Payables arising from insurance and
	reinsurance activities	7,437	8,312	8,299

	Payables (bank customers)	12,220	11,563	10,656

	Payables (other)	18,509	15,727	15,656

	Payables arising from non-insurance activities	30,729	27,290	26,313

18	Non-subordinated debt instruments issued	3,639	5,156	4,682

19	Amounts owed to credit institutions	5,172	3,851	5,018

	Accrued expenses	3,031	2,784	2,564

	TOTAL LIABILITIES, MINORITY INTERESTS
	AND SHAREHOLDERS’ EQUITY	480,961	449,233	444,657

The accompanying notes are an integral part of these consolidated financial statements.

AXA OFF BALANCE SHEET COMMITMENTS				(in euro millions)

		At December 31,
Notes
		2004	2003	2002

26	Other commitments received

	– Insurance activities	5,380	4,684	4,773

	–Banking activities	11,758	10,121	7,873

	–Other activities	7,239	6,298	5,693

	Total	24,377	21,103	18,338

26	Other commitments given

	–Insurance activities	6,724	6,563	4,643

	–Banking activities	9,754	8,419	9,848

	–Other activities	2,472	2,741	1,635

	TOTAL	18,950	17,723	16,126

The accompanying notes are an integral part of these consolidated financial statements.

AXA CONSOLIDATED STATEMENTS OF INCOME

(in euro millions, except per ordinary share amounts)

		Years ended December 31,
Notes
		2004	2003	2002

	Revenues

	Gross written premiums	67,407	67,306	69,723

	Revenues from banking activities	791	820	1,012

	Other revenues	3,966	3,503	3,992

32	Gross Premiums and
	Financial Services Revenues	72,164	71,628	74,727

	Change in unearned premium reserves	47	320	(382)

20	Net investment result	25,562	26,935	(8,713)

	Total Revenues	97,773	98,883	65,632

	Insurance benefits and claims	(77,145)	(81,317)	(47,922)

21	Reinsurance ceded, net	(1,064)	(1,113)	(523)

22	Insurance acquisition expenses	(6,239)	(5,798)	(5,891)

	Bank operating expenses	(454)	(502)	(600)

22	Administrative expenses	(7,704)	(7,567)	(8,098)

	Total Benefits, Claims and other deductions	(92,606)	(96,296)	(63,034)

	Income before income tax expense	5,167	2,587	2,597

23	Income tax expense	(1,372)	(536)	(426)

8	Equity in income from affiliated entities	76	41	23

4	Goodwill amortization, net	(1,031)	(844)	(877)

13	Minority interests	(321)	(243)	(368)

	Net Income	2,519	1,005	949

Note: In 2004, the foreign exchange impact on net income amounted to €(92) million (2003: €(79) million, 2002: €+79 million).

The accompanying notes are an integral part of these consolidated financial statements.

AXA CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY			(in euro millions, except number of shares)

	Ordinary shares			Retained
			Capital in	earnings	Net income
	Number in	Nominal	excess of	and	for the	TOTAL
	millions	value	nominal value	reserves brought	financial year
				forward

Balance at December 31, 2001	1,734.2	3,971	13,627	(796)	7,976	24,780

– Employee stock purchase program
(July and December 2002)	27.2	62	192	–	–	254

– Exercise of share options	0.8	2	6	–	–	8

– Cash dividends	–	–	–	(1,117)	–	(1,117)

– Impact of foreign currency
fluctuations	–	–	–	(1,197)	–	(1,197)

– Other	–	–	–	34	–	34

– Net Income	–	–	–	–	949	949

Balance at December 31, 2002	1,762.2	4,035	13,824	(3,076)	8,925	23,711

– Employee stock purchase program
(July and December 2003)	15.1	35	154	–	–	189

– Exercise of share options	0.8	2	6	–	–	8

– Cash dividends (a)	–	–	–	(680)	–	(680)

– Impact of foreign currency
fluctuations	–	–	–	(985)	–	(985)

– Other (b)	–	–	–	154	–	154

– Net Income	–	–	–	–	1,005	1,005

Balance at December 31, 2003	1,778.1	4,072	13,984	(4,587)	9,930	23,401

– Employee stock purchase program
(July and December 2004)	18.9	43	211	–	–	255

– Exercise of share options “ORAN”	110.2	252	1,144	–	–	1,396

– Exercise of share options	1.2	3	8	–	–	11

– Cash dividends	–	–	–	(676)	–	(676)

– Impact of foreign currency
fluctuations (c)	–	–	–	(750)	–	(750)

– Other	–	–	–	1	–	1

– Net Income					2,519	2,519

Balance at December 31, 2004	1,908.4	4,370	15,347	(6,012)	12,449	26,158

(a)	Includes the cash dividend paid of €599 million and the related supplemental tax charge of €81 million (2002: €971 million and €146 million respectively).
(b)	Including €181 million in counterpart of an exceptional amortization of a goodwill which was offset against shareholders’ equity in 1997 at the time of purchase of Germany operations by the Group. This exceptional amortization of goodwill has been posted following the release of a provision set-up at the time of acquisition, this release was due to the disposal, during 2003, of KölnischeRückversicherung JV to General Re.
(c)	The impact of foreign exchange fluctuations are mainly due to the tax effect on hedging for €–530 million (€–338 million at January 1, 2004 and €–191 million relating to 2004). Net of hedge, the impacts of exchange rate fluctuations before tax are mainly due to the US (€–110 million), the UK (€–25 million), and Morocco (€–40 million).

For further information on the movements in shareholders’ equity in the current period see note 12.

The accompanying notes are an integral part of these consolidated financial statements.

AXA CONSOLIDATED STATEMENTS OF CASH FLOWS		(in euro millions)

	Years ended December 31,
	2004	2003	2002

Net income	2,519	1,005	949

Adjustments to reconcile net income to net cash provided by operating activities:

Net investment gains/losses	(1,264)	(1,913)	3,343

Minority interests	321	243	368

Depreciation and amortization expense	62	3,117	1,621

Change in insurance liabilities	12,147	13,574	8,517

Net change in banking activities including broker-dealer receivables & payables	(0)	0	1

Net change in repurchase agreements	57	(80)	627

Other (a)	4,263	(608)	(1,098)

Net cash provided by operating activities	18,106	15,339	14,328

Cash flows from investing activities (b):

Maturities and sales:

Fixed maturities	61,791	63,370	60,800

Equity investments	30,841	19,198	22,361

Real estate	1,514	1,174	2,217

Loans and other	4,062	4,081	4,964

Purchases:

Fixed maturities	(69,159)	(68,845)	(68,633)

Equity investments	(35,563)	(24,596)	(22,398)

Real estate	(902)	(725)	(1,244)

Loans and other (c)	(8,068)	(6,527)	(8,531)

Net purchases of property and equipment	(186)	(230)	(316)

Net cash used in investing activities	(15,671)	(13,100)	(10,780)

Cash flows from financing activities:

Long term debt and borrowings	(1,660)	830	(24)

Subordinated debt and mandatorily convertible bonds and notes	1,022	614	(810)

Issuance of ordinary shares (d)	1,675	196	262

Dividends	(927)	(1,006)	(1,553)

Net cash (used in) provided by financing activities (e)	110	634	(2,126)

Net impact of foreign exchange fluctuations	(360)	(696)	(768)

Change in cash due to change in scope of consolidation	131	(280)	(157)

Net (decrease) increase in cash and cash equivalents	2,316	1,897	497

Cash and cash equivalents beginning of year (net)	18,412	16,515	16,018

Cash and cash equivalents end of year (net) (c) (d)	20,728	18,412	16,515

Supplemental cash flow information: continuing and discontinued operations

Interest paid	1,024	829	894

Income taxes paid	732	300	118

Supplemental cash flow information: continuing operations

Interest paid	1,024	829	894

Income taxes paid	732	300	118

(a)	Includes the net change in other debtors and other creditors, including reinsurance deposit.
(b)	Includes the cost of acquisitions and proceeds from sale of subsidiaries.
(c)	Includes net movements in assets backing contracts with financial risk borne by policyholders (unit-linked) in 2004 for €4,778 million (2003: €4,763 million, and 2002: €4,918 million).
(d)	As the result of successful completion of the merger of MONY with AXA Financial Inc., the ORANs redeemable into either shares or cash issued by AXA in September 2003 to finance the MONY acquisition were redeemed on July 22, 2004 by the issuance of 110,245,309 new AXA Shares.There was no significant non-cash transactions in 2003 and 2002.
(e)	Represents cash and cash equivalents net of bank overdrafts. Cash and cash equivalents are presented in the balance sheet gross of bank overdrafts, which are presented separately in liabilities under the balance sheet caption “Amounts owed to credit institutions”. Gross cash and cash equivalents at December 31, 2004, 2003 and 2002 totaled €18,013 million, €19,428 million, and €17,592 million respectively.

The accompanying notes are an integral part of these consolidated financial statements.

1. Financial Statement Presentation

General principles

AXA, a French “société anonyme” (the “Company” and, together with its consolidated subsidiaries, “AXA” or "the Group"), is the holding (Parent) Company for an international financial services group focused on financial protection, insurance and asset management. The list of AXA’s consolidated entities is provided in note 3.

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

Changes in presentation

There were no changes in presentation in 2004, 2003 and 2002.

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

In certain material respects, French GAAP differs from generally accepted accounting principles in the United States of America (“U.S. GAAP”). A description of the significant differences between French GAAP and U.S. GAAP, a reconciliation of AXA’s consolidated net income and shareholders’ equity to U.S. GAAP for each of the three years ended December 31, 2004 and at December 31, 2004 and 2003 are included in notes 33 and 34.

Changes in Accounting Principles under French GAAP

Changes in accounting principles in 2004

In 2004, in accordance with the French Financial Security Act (“Loi de Sécurité Financière”) 2003-706 of 1 August 2003, the CRC adopted regulation 2004-03 of 4 May 2004, which modifies regulation CRC regulation 2000-05. Under this new regulation, special-purpose entities that are controlled in substance must be consolidated. Under the new CRC regulation, the ownership of at least one equity security in the SPE is no longer needed for consolidation to be required. However, the new regulation did not remove specific exclusions concerning entities such as OPCVM mutual funds and SCI non-trading real estate companies. Through opinion 2004-D of 13 October 2004, the “Emergency Committee” (“Comité d’urgence”) of the French standard-setter (“Conseil National de la Comptabilité” or CNC) set out situations in which the retention of decision-making powers is no longer presumed for securitization operations. AXA applied these regulatory requirements in 2004.

Also in 2004, the CRC adopted regulation 2004-02, which modifies the rules for recognizing forward financial instruments by insurance companies.

In opinion 2004-14 of 23 June 2004, the CNC confirmed that provisions for liquidity risk must be eliminated from consolidated financial statements.

These last two regulatory changes have no impact on the Group’s financial statements.

Changes in accounting principles in 2003

There were no changes in accounting principles adopted in 2003, whose impact was material for the Group.

On December 12, 2002, regulation 02-10 was issued by the French Accounting Regulation Committee “Comité de la réglementation Comptable” or CRC) in respect of depreciation and impairment of assets. In 2003, this regulation came into force following transitional provisions issued by the “Emergency Committee” of the French Standard setter (“Comité d’urgence du Conseil National de la Comptabilité” or CNC), and modified by CRC regulation 03-07 issued on December 12, 2003. In respect of goodwill, AXA already applies this regulation. The methodology used is described in the following pages under the paragraph Valuations of assets – Goodwill. Due to AXA’s activities, the other provisions set out by this regulation had no significant impact on AXA’s consolidated financial statements.

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

Use of Estimates

The preparation of consolidated financial statements in conformity with French generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements as well as the reported amounts of revenues and expenses for the accounting period. Changes in such estimates and assumptions may affect the amounts reported and disclosed in future periods.

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

Shares of consolidated entities which are backing contracts with financial risk borne by policyholders (unit-linked), are included in the calculation of AXA’s controlling interest but are excluded from the calculation of the percentage of ownership interest.

In accordance with CRC regulation 2004-03 of 4 May 2004, special purpose entities that are controlled in substance are now consolidated, with the exception of entities covered by specific exclusions set out in section 1011 of regulation 2000-05. At 31 December 2004, and under this regulation, the Acacia securitization vehicle (“Fonds Commun de Créance”) was consolidated within the activities of AXA France Life (AXA France Vie). The main impact of this was a €250 million increase in AXA other debts, as a counterpart entry for an increase in receivables resulting from insurance operations. Other SPVs controlled in substance by the Group, resulting from sales of receivables and with the purpose of issuing securities whose redemption is backed by acquired receivables – known as Collateralized Debt Obligations or CDOs – are not consolidated. This is because their nature and activities are similar to those of mutual funds representing technical commitments to policyholders, in addition they are partly owned by mutual funds backing technical commitments, finally the risk supported by AXA is limited to its investment in these entities.

Business Combinations: Purchase Accounting and Goodwill including acquisitions of Minority Interests

Business acquisitions are generally accounted for using the purchase method of accounting under both French GAAP and U.S. GAAP. Certain business combinations can be accounted as a merger under Article 215 of the new French regulations, so long as specific criteria are met.

Valuation of assets acquired and liabilities assumed

Upon consolidation, the identifiable assets and liabilities of the acquired company are recorded at their estimated fair value. However, the insurance liabilities are maintained at the predecessor’s carrying value at the date of the acquisition if the measurement basis is consistent with AXA’s accounting principles. In conjunction with purchase accounting relating to acquired life insurance operations, an asset is recorded corresponding to the present value of estimated future profits emerging on purchased life insurance business in-force at the date of acquisition (also referred to as value of purchased life insurance business in-force or VBI). The present value of future profits is estimated using actuarial assumptions based on anticipated experience. This experience is determined as of the purchase date using a discount rate that includes a risk premium. Other intangible assets such as trademarks or market shares are not recognized, unless they can be valued reliably and on the basis of objective criteria.

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

Goodwill

The difference between the purchase price and the net assets acquired represents goodwill. Positive goodwill, that is, where the purchase price is greater than the identifiable assets acquired, is recorded as an asset.

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

Any excess remaining after the adjustments above is recorded as a liability and is referred to as negative goodwill. Revisions can be made to goodwill until the end of the fiscal year end following the year of the acquisition, if new information becomes available.

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

Intercompany transactions

From 1st January, 2001, the entire effect of intercompany transactions is eliminated upon consolidation unless there are other-than-temporary losses, which are usually recorded immediately.

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

In addition, the total or partial transfer of securities in a consolidated company between two subsidiaries that are fully consolidated but held with different ownership percentages will not affect the consolidated operating results, with the exception of the recognition of any related deferred tax and allocation to policyholders’ participating benefits, which are not restated in the consolidated accounts as the securities transferred are intended for long-term holding. The impact of these transfers on the Group shareholders’ equity (its counterpart being recorded in minority interests) is identified in the “Internal restructuring” line of the shareholder’s equity reconciliation.

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

If parameters used to determine the initial amortization period (value of assets, future operating profits, market share) do not change in the course of this period, the initial amortization pattern remains the same, significant adverse changes, an exceptional goodwill amortization charge is recorded (or a modification to the initial pattern). However, when the current value is not deemed significantly lower than the net book value the goodwill is maintained at its net book value in the balance sheet. As a consequence, no exceptional amortization charge is recorded if the amount is less than the cumulative amortization charge over a period equal to 1/5th of the initial amortization period as (i) there is an intention to hold the interest in the Company, and (ii) it is more likely the deterioration is not definitive based on available information.

The multi-criteria analysis mentioned above and performed to determine if there are significant adverse changes includes the long-term nature of the holding, and excludes factors affected by short-term market volatility. The analysis also considers the interdependence of transactions within sub-groups. Within each operational entity, a comparison is made between net book value and the recoverable value, which is equal to the highest of the market value and value in use. The value in use is the net assets and expected earnings from existing and new business, taking into account the entity’s future prospects. The value of future expected earnings is estimated on the basis of life insurance and savings embedded value figures published by AXA or similar calculations for other activities. Market value takes into account other possible approaches such as those based on different valuation multiples.

Other Intangible Assets

Value of purchased life insurance business in force (“VBI”)

The VBI, in respect of acquired life insurance companies, is determined on the basis of profits emerging over the contract period and is amortized over the life of the relevant contracts. VBI is subject to annual recoverability testing based on actual experience and expected trends with respect to the principal assumptions.

Other intangible assets

Other intangible assets mainly include costs associated with developing software for internal use. These costs are capitalized and amortized on a straight-line basis over their estimated useful life (i.e not to exceed five years). They may also include other intangible assets that may be recognized provided that they have been valued reliably and on the basis of objective criteria. If these assets have a finite useful life, they are amortized over this useful life. In all cases, they undergo an impairment test at each accounts closing. In the event of a significant decline in value, a valuation allowance is booked for the difference between the value on the balance sheet and the higher of value in use and market value.

Investments from insurance, banking and other activities

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

Fixed maturity securities are stated at amortized cost less valuation allowances. A valuation allowance (equal to the difference between carrying value and the year-end market value) is recorded for a decline in value of a security, which is deemed to be other-than-temporary if the amount may not be fully recoverable due to a credit event relating to the security issuer. If this risk is eliminated or improves, the valuation allowance may be reversed. The assessment of the likelihood that the amounts due can be recovered depends on the particular facts and circumstances of the issuer.

A valuation allowance may be necessary for fixed maturity securities that AXA does not intend to hold or if any other factors lead to the conclusion that recovery of amounts due is other-than-temporarily compromised.

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

It is presumed that there is an other-than-temporary impairment when a significant unrealized loss exists for a continuous period of 6 months or more prior to year-end. An unrealized loss is regarded as significant if it equals 20% of carrying value in periods where the markets are slightly volatile, increasing to 30% when markets are volatile as determined by the French regulator. The 20% criterion was applied at December 31, 2004, taking into account market trends in the second half of 2004, in accordance with recommendations issued by the financial markets and insurance industry supervisory authorities. This 20% criterion was applied at 31 December 2003. At December 31, 2002, the 30% criterion was applied.

Certain equity securities that do not meet the aforementioned criteria are also analyzed in the event that (i) the 20% (or 30%) criterion was not reached for all but a few days during the six month-period prior to year-end, (ii) their market value fell significantly in the last month of the year, (iii) a valuation allowance was already recorded on these securities in prior years, (iv) there are significant factors other than the fall in the share price that raise questions about the fundamentals of the issuer or (v) the securities are intended to be sold in the near future.

Equity securities intended to be held for business purposes are not subject to valuation allowances if there are no particular factors that raise questions about the fundamentals of the issuer.

The valuation allowance recorded for equity securities that are determined to have an other-than-temporary impairment is equal to the difference between the net carrying value and the recoverable value at year-end:

  If there is an intention to hold the security on a long-term basis, the recoverable value is the greater of (i) the market value at year-end or (ii) the value determined by taking into account the holding period, and other factors (net worth, future cash flows and specific considerations relating to the industry sector/activities of the issuer).
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

Other investments :

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

Exceptionally, the investments listed below are valued at fair value:

  Invested assets in respect of contracts with financial risk borne by policyholders (unit-linked) and invested assets supporting the UK “With-Profit” funds; an adjustment in insurance liabilities is required if a change in fair value occurs,
  Certain investments held by non-European life insurance subsidiaries, for which the unrealized gains and losses of invested assets are included within insurance liabilities, and
  Invested assets held by AXA’s banking subsidiaries for trading purposes, for which the change in fair value is recorded in the net investment result.

Other assets

Real estate (property) owned and occupied by AXA is included under the balance sheet caption “Other assets” and amortized on a straight-line basis over a period, ranging from 20 to 50 years. This includes materials, fixtures and equipment that are amortized on a straight-line basis over each asset’s estimated useful life.

Deferred acquisition costs (“DAC”) in respect of life insurance operations

The variable costs of acquiring new and renewal business primarily related to the production of new business are specifically identified and deferred by establishing an asset. This asset is amortized based on the estimated gross profits emerging over the contract term. Estimates of gross profits are reviewed at the end of each accounting period and any amount not deemed recoverable from future estimated gross profits is recorded as a charge against income. DAC is reported net of unearned revenue reserves, which are recorded in income over the contract term using the same amortization basis used for DAC.

Reinsurance ceded under non-proportional treaties

The ceding of insurance to reinsurers and of reinsurance to reinsurers (the latter called “retrocession”) is accounted for in the balance sheet and statements of income in a manner consistent with the accounting for the underlying direct insurance contract and takes into account contractual clauses.

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

Pensions and other post-retirement benefits

Pension liabilities are calculated using the preferred method under the French CRC regulation 2000-05. They include the benefits payable to AXA Group employees when they retire (departure compensation, additional pension, medical cover). In addition, a provision for long-service benefits is recorded. In order to meet pension liabilities, some regulations have allowed or imposed the establishment of dedicated funds (plan assets). The funding and implementation methods of such plan assets are specific to the local regulation in each country in which the employee benefit plan is held.

Employee benefit liabilities are covered by defined contribution plans and / or defined benefit plans.

  Defined contribution plans are characterized by payments made by the employer to institutions (e.g. pension trusts). These payments free the employer of any further commitment, the institutions are responsible for paying acquired benefits to the employee. The contributions paid by the employer are recorded as an expense in the income statement and no liability needs to be stated.
  Defined benefit plans are characterized by an actuarial assessment of the commitments based on each plan’s internal rules. The present value of the future benefits paid by the employer, known as the PBO (Projected Benefit Obligation), is calculated on the basis of long-term projections (salary increase rate, inflation rate, mortality, turnover, pension indexation and remaining service lifetime). The amount recorded in the balance sheet for employee benefits is the difference between the Projected Benefit Obligation and the market value of the corresponding invested plan assets after adjustment for any unrecognized losses or gains. If the PBO exceeds the adjusted assets value, a provision is recorded in the balance sheet under the provision for risks and charges. If the PBO is less than the adjusted assets value, a prepaid asset is recorded in the balance sheet.

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
  AXA does not limit the amount of assets posted as a reduction in liabilities to the amount recoverable through reductions in future plan contributions or through a plan refund, past service costs and cumulative nonrecognized actuarial losses.

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

An additional provision is fully recorded in the event of an adverse impact on the benefits due to a change in mortality tables.

If the contracts include a minimum guaranteed rate of return, the insurance liability will also include a provision necessary to cover the guarantee in the event that the future returns are insufficient.

The liability for savings contracts or other investment contracts, in which there is minimal mortality or morbidity risk, is determined using the retrospective method. Under this method, the liability represents an account balance based on the premiums received to date plus any interest or bonus credited to the policyholders less policy charges, such as for insurance administration and surrenders.

In respect of participating life insurance contracts, whether allocated or not, the future policy benefit liability includes a value attributable to anticipated participation rights arising from the operating results or net investment return for the period.

The method of determining the insurance benefits is in line with the preferred method set out in the new French regulations. However, the discount rates used by AXA are, in effect, no more than the conservatively estimated future yield of the investments backing those liabilities.

The future policy benefit on UK “With-Profit” contracts include 100% of the “Fund for Future Appropriation” (FFA), which principally covers the future terminal bonuses according to the terms of these contracts. The FFA and, therefore, the future policy benefits vary with the change in market value of the assets supporting the participating “With-Profit” funds.

Reserves for guarantees in respect of contracts with financial risk borne by policyholders (unit-linked) in respect of direct insurance and reinsurance activities are determined using a prospective approach. The current value on future benefit obligations to be paid to the policyholder in the event that the guarantee is triggered is estimated on the basis of reasonable scenarios. The assumptions include an investment return and related volatility, surrender rates and mortality. This current value of future benefit obligations is set up as a provision such that the total average cost of the guarantees is recognized over the contract life.

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

Claims reserves include unexpired risk provisions and equalization provisions related to catastrophe risks as set out below:

  Equalization provisions are determined on the basis of local regulations in certain countries in which AXA operates and, principally, relate to catastrophe risks, such as hail, storms, floods, nuclear accidents, pollution liability, terrorist attacks and aviation.
  Unexpired risk provisions are established for contracts on which the premiums are expected to be insufficient to cover expected future claims and claims expenses. The calculation of the provision includes estimated future losses, administration expenses and investment income based of the received premiums.

Provision for liquidity risk

A provision for liquidity risk must be recorded as a liability by an insurance company if there is a risk of liquidity, principally in the case of large contract surrender, and if the total net book value of investments (excluding fixed maturity investments) of such company is greater than its total market value.

Even though analyses did not demonstrate any liquidity risk, for French regulatory reasons at December 31, 2002, a provision was recorded in the consolidated financial statements for €72 million before tax, or €47 million net Group share. In accordance with the statement made by the “Comité d’urgence” on January 21, 2004, this provision was deemed unnecessary and was reversed to the income statement at December 31, 2003. The CNC confirmed this decision in its opinion 2004-14 of 23 June 2004.

Contracts with risks carried by the policyholders (unit-linked)

These contracts are linked to a specific pool of investment funds / assets and are written by most of AXA’s life insurance companies. In respect of these contracts, the investment risks and rewards are principally transferred to the policyholders, however these contracts generally guarantee that most of the benefits due under the contract are realized and supported by the investment funds. For these contracts the liability represents the fair value of the investment funds / assets linked to those contracts at the balance sheet date.
Reserves relating to contracts with risks carried by the policyholders (unit-linked) are stated on a separate line on the balance sheet.

Capitalization reserve

In France, increases and decreases in the capitalization reserves are accounted for in the local statutory accounts and are eliminated in preparing consolidated financial statements. A deferred tax charge is recorded if there is a strong probability that this reserve will be released. In the event that the entity is a life insurance company, this will also include a deferred policyholder participating benefit.

Derivative Instruments

Derivative instruments are accounted for according to rules applicable to the business sector concerned. For the insurance industry, the reference text is CRC regulation 2002-09 of December 12, 2002 specific to accounting for forward financial instruments by insurance companies. This opinion is consistent with the existing principles applied by AXA, with the exception of the recognition until 2001 of unrealized gains on derivatives instruments in transactions that do not qualify as hedges.

For derivative transactions that qualify as hedges, which AXA uses in asset-liability management or to hedge certain designated assets or liabilities against a change in fair value or variability in cash flows, the total change in value is recorded in a similar manner as the underlying hedge item; related charges and revenues are recorded in the net investment result. Tests of effectiveness are performed on a routine basis. For foreign currency hedges on net investments in foreign operations, the unrealized and realized gains and losses are recorded in shareholders’ equity until the foreign subsidiary is sold, at which time the amount is included in income. In the case of a strategic investment / divestment, the results are deferred until the asset is acquired or sold. In the case of a yield-based investment, results are recorded over the duration of the strategy.

Other derivative instruments that are not involved in qualifying accounting hedges are accounted for on the balance sheet at estimated fair value. The unrealized losses are included in the net investment result. Any unrealized gains are recorded but fully offset by a provision to neutralize the impact in the income statement until the end of the strategy. The estimated fair value is determined using market value, if available, otherwise it is determined using other valuation techniques such as option pricing models, or other internal estimates if the instruments are unlisted.

For AXA’s banking subsidiaries, the bank regulations are applied.

Revenue Recognition

Gross premiums and financial services revenues

Gross premiums written correspond to the amount of premiums written on business incepted in the year with respect to both insurance and savings contracts by insurance and reinsurance companies, net of policy cancellations and gross of reinsurance ceded. In the reinsurance sector, the premiums are recorded on the basis of declarations made by the cedant and may include estimates of gross premiums written but not yet reported in the period, which are adjusted in future periods to reflect actual gross premiums written and ceded to the reinsurer.

Gross revenues from banking and other activities mainly include:

  commissions received upon the sale of financial products, including those revenues received by the insurance companies on such activities, commissions received and fees for services rendered in respect of asset management activities, rental income received by real estate management companies, and sales proceeds received on buildings constructed or renovated and subsequently sold by real estate businesses.

Change in unearned premium reserves

The unearned premium reserve is reported as a liability (see “Unearned Premium Reserve” above). Total revenues in the period include the change in unearned premium reserve, which represents the earned premium in the period, gross of reinsurance.

Net Investment Result

The net investment result in respect of insurance activities includes:

  investment income from the insurance-related invested assets, net of depreciation expense on real estate investments (depreciation expense on real estate not held for investment is included in administrative expenses), financial charges and expenses,
  realized investment gains and losses net of valuation allowances for investment impairment, and unrealized investment gains and losses on invested assets backing contracts with financial risk borne by policyholders (unit-linked), assets allocated to UK “With-profit” contracts and other invested assets whereby such assets are stated at market value (refer to “Investments from insurance, banking and other activities” above).

In respect of banking activities, interest income and financial charges including interest expenses are included in bank operating income and bank operating expenses, respectively.

From time to time subsidiaries that are not wholly owned by AXA may issue additional capital. As a result, AXA’s ownership interest in that subsidiary decreases and a dilution gain or loss arises. This gain or loss is recorded in the net investment result. This gain or loss corresponds to the variation of the equity portion of the subsidiary before and after the operation.

Treasury shares

Treasury shares are recorded as a reduction of consolidated shareholders’ equity. However, such investments in the Company stock are accounted for as an investment in equity securities if the treasury shares are held for certain purposes including to stabilize the Company’s share price in the market, to be attributed to employees in connection with share purchase programs, or are treated as investments backing contracts with financial risk borne by policyholders (unit linked).

Accounting for Share options

The accounting principles adopted by AXA for the accounting of stock option plans will vary according to the type of stock option plan.

Options to subscribe for shares (increase in the Company’s capital)

For share options granted by the Company that do not feature a liquidity guarantee given by the Company to the employee, in principle no expense is recorded. For share option plans issued by AXA entities other than the Company in which the grant provides an advantage to the employees (the exercise price is less than the market price at the date the number of options and the exercise price are known), a liability is recorded on a systematic basis over the vesting period.

For all share options granted by the Company or any other AXA entity that provide a liquidity guarantee, a liability (corresponding to the difference between the market value of the shares and the exercise price) is determined at a measurement date, being the vesting or exercise date. Accordingly, an estimate of the compensation charge is determined at the end of each interim reporting period dependent on the market value of the underlying shares at such interim date.

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

Option to purchase shares (which are purchased on the market)

When employee purchase options (rather than subscription options) are granted by AXA and AXA does not hold the shares, a provision is recorded (corresponding to the difference between the market value of the shares to be acquired in the market and the exercise price over the acquisition period). This provision is adjusted on an annual basis to reflect the change in market value of the underlying shares up until the date the shares are to be acquired.

3. Principal Subsidiaries and Companies accounted for under the equity method

Changes in scope

Principal changes in consolidation in 2004

The main changes in the scope of consolidation in 2004 were the entries of Oudinot Participation in France and AXA America Holdings Inc. in the United States as part of the MONY acquisition.

The main removals from the scope of consolidation arose from the disposal of Unirobe’s brokerage business in the Netherlands, the disposal of building society AXA Bausparkasse in Germany and the disposal of AXA Belgium’s Luxembourg subsidiary Créalux.

In Belgium, UAB’s activities were merged with AXA Belgium SA. Following the buy-out of minority interests in Servis (formerly Assurance de la Poste), Assurances de la Poste Vie and Hilo Direct SA de Seguros y Reaseguros in Spain, these entities are now fully consolidated.

Other 2004 changes are detailed in the schedules presented below.

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

Companies fully consolidated

The following tables list the companies consolidated (fully or proportionally) or accounted for under the equity method, as well as the Company’s share of the subsidiary’s voting rights and direct and indirect ownership interest, at December 31, 2004 and 2003.

Certain entities below are the parent companies of sub-groups that can hold interests in entities in more than one country and therefore may be consolidated with an ownership interest less than that indicated for the parent companies of the sub-group.

PARENT AND HOLDING COMPANIES

		2004		2003
	Change in Scope	Voting	Ownership	Voting	Ownership
		rights	interest	rights	interest

France

AXA		Parent Company		Parent Company

AXA China		100.00	76.28	100.00	76.31

AXA France Assurance		100.00	100.00	100.00	100.00

Colisée Excellence		100.00	100.00	100.00	100.00

AXA Participations II		100.00	100.00	100.00	100.00

Mofipar		100.00	100.00	99.90	99.90

Oudinot Participation	Entry in scope (linked to
	the acquisition of MONY)	100.00	100.00	–	–

Société Beaujon		99.99	99.99	99.99	99.99

AXA Technology Services		100.00	99.99	100.00	99.99

United States

AXA Financial, Inc. (including MONY Holding)		100.00	100.00	100.00	100.00

AXA America Holdings Inc.	Entry in scope (linked to
	the acquisition of MONY)	100.00	100.00	–	–

United Kingdom

Guardian Royal Exchange Plc		100.00	99.99	100.00	99.99

AXA UK Holdings Limited		100.00	100.00	100.00	100.00

AXA UK Plc		100.00	99.99	100.00	99.99

AXA Equity & Law Plc		99.96	99.96	99.95	99.95

Asia/Pacific (excluding Japan)

National Mutual International Pty Ltd		100.00	51.59	100.00	51.66

AXA Life Singapore Holding	Entry in scope	100.00	51.59	–	–

AXA Asia Pacific Holdings Ltd		51.59	51.59	51.66	51.66

Japan

AXA Japan Holding		97.59	97.59	96.42	96.42

Germany

GRE Continental Europe Holding Gmbh	Merger with AXA Konzern AG	–	–	100.00	91.05

Kölnische Verwaltungs AG für
Versicherungswerte		99.56	97.74	99.56	97.50

AXA Konzern AG		92.67	92.09	91.69	91.05

Belgium

AXA Holdings Belgium		100.00	99.92	100.00	99.92

Royale Belge Investissement		100.00	99.92	100.00	99.92

Luxembourg

AXA Luxembourg SA		100.00	99.92	100.00	99.92

The Netherlands

AXA Verzekeringen		100.00	99.92	100.00	99.92

AXA Nederland BV		100.00	99.92	100.00	99.92

Vinci BV		100.00	100.00	100.00	100.00

Spain

AXA Aurora S.A.		100.00	100.00	100.00	100.00

Italy

AXA Italia SpA		100.00	100.00	100.00	100.00

Morocco

AXA Ona		51.00	51.00	51.00	51.00

LIFE & SAVINGS AND PROPERTY & CASUALTY

		2004		2003
	Change in Scope	Voting	Ownership	Voting	Ownership
		rights	interest	rights	interest

France

AXA France IARD		99.92	99.92	99.92	99.92

Avanssur (Formerly Direct Assurances IARD)		100.00	100.00	100.00	100.00

AXA France Vie		99.77	99.77	99.77	99.77

Juridica		98.51	98.51	98.51	98.51

United States

The Equitable Life Assurance Society of
the United States		100.00	100.00	100.00	100.00

Canada

AXA Canada Inc.		100.00	100.00	100.00	100.00

United Kingdom

AXA Insurance Plc		100.00	99.99	100.00	99.99

AXA Life Plc		100.00	99.99	100.00	99.99

GREA Insurance (Discontinued activity)		100.00	99.99	100.00	99.99

PPP Group Plc		100.00	99.99	100.00	99.99

PPP Healthcare Ltd		100.00	99.99	100.00	99.99

Ireland

AXA Insurance Limited		100.00	99.99	100.00	99.99

Asia/Pacific (excluding Japan)

AXA Life Insurance Singapore		100.00	51.59	100.00	51.66

AXA Australia New Zealand		100.00	51.59	100.00	51.66

AXA China Region Limited		100.00	51.59	100.00	51.66

Japan

AXA Group Life Insurance		100.00	97.59	100.00	96.42

AXA Life Insurance		100.00	97.59	100.00	96.42

AXA Non Life Insurance Co Ltd		100.00	97.59	100.00	100.00

Germany

AXA Versicherung AG		100.00	92.09	100.00	91.05

AXA Art		100.00	92.09	100.00	91.05

AXA Leben Versicherung AG		100.00	92.09	100.00	91.05

Pro Bav Pensionskasse		100.00	92.09	100.00	91.05

Deutsche Aerzteversicherung		97.87	90.14	97.87	89.12

AXA Kranken Versicherung AG		99.69	91.81	99.42	90.31

LIFE & SAVINGS AND PROPERTY & CASUALTY

		2004		2003
	Change in Scope	Voting	Ownership	Voting	Ownership
		rights	interest	rights	interest

Belgium

Ardenne Prévoyante		100.00	99.92	100.00	99.92

AXA Belgium SA		100.00	99.92	100.00	99.92

UAB	Merger with AXA Belgium SA	–	–	100.00	99.92

Servis (Formerly Assurance de la Poste) (a)	Buyout of minority interests	100.00	99.92	50.00	49.96

Assurances de la Poste Vie (a)	Buyout of minority interests	100.00	99.92	50.00	49.96

Luxembourg

AXA Assurances Luxembourg		100.00	99.92	100.00	99.92

AXA Assurances Vie Luxembourg		100.00	99.92	100.00	99.92

The Netherlands

AXA Leven N.V.		100.00	99.92	100.00	99.92

AXA Schade N.V.		100.00	99.92	100.00	99.92

AXA Zorg N.V.		100.00	99.92	100.00	99.92

Unirobe Groep B.V.	Sold	–	–	100.00	99.92

Spain

Ayuda Legal SA de Seguros y Reaseguros	Merger with Aurora SA
	Iberica de Seguros y
	Reaseguros	–	–	100.00	99.69

Hilon Direct SA de Seguros y Reaseguros (a)	Buyout of minority interests	100.00	100.00	50.00	50.00

AXA Aurora SA Iberica de Seguros y Reaseguros		99.70	99.70	99.69	99.69

AXA Aurora SA Vida de Seguros y Reaseguros		99.70	99.70	99.69	99.69

AXA Aurora SA Vida		99.96	99.67	99.96	99.66

Italy

AXA Interlife		100.00	100.00	100.00	100.00

UAP Vita		100.00	100.00	100.00	100.00

AXA Assicurazioni		100.00	99.99	100.00	99.99

Switzerland

AXA Compagnie d’Assurances sur la Vie		100.00	100.00	100.00	100.00

AXA Compagnie d’Assurances		100.00	100.00	100.00	100.00

Portugal

AXA Portugal Companhia de Seguros SA		99.61	99.37	99.61	99.37

AXA Portugal Companhia de Seguros de Vida SA		95.09	94.89	95.09	94.89

Morocco

AXA Assurance Maroc		100.00	51.00	100.00	51.00

Epargne Croissance		99.59	50.79	99.59	50.79

(a) At December 31, 2003, these entities were accounted for under the equity method.

INTERNATIONAL INSURANCE (Entities having worldwide activities)

		2004		2003
	Change in Scope	Voting	Ownership	Voting	Ownership
		rights	interest	rights	interest

AXA RE (sub-group)		100.00	100.00	100.00	100.00

AXA Corporate Solutions Assurance (sub-group)		98.75	98.75	98.75	98.75

AXA Cessions		100.00	100.00	100.00	100.00

AXA Assistance SA (sub-group)		100.00	100.00	100.00	100.00

English & Scottish		100.00	100.00	100.00	100.00

Créalux	Sold	–	–	100.00	99.92

Futur Ré	Deconsolidation	–	–	100.00	98.75

Saint-Georges Ré		100.00	100.00	100.00	100.00

ASSET MANAGEMENT (Entities having worldwide activities)

		2004		2003
	Change in Scope	Voting	Ownership	Voting	Ownership
		rights	interest	rights	interest

AXA Investment Managers (sub-group)		95.44	94.90	95.61	93.23

Alliance Capital (sub-group)		61.33	61.33	55.51	55.51

National Mutual Funds Management (sub-group)		100.00	51.59	100.00	51.66

FINANCIAL SERVICES

		2004		2003
	Change in Scope	Voting	Ownership	Voting	Ownership
		rights	interest	rights	interest

France

AXA Banque		100.00	99.92	100.00	99.92

AXA Banque Financement		65.00	64.95	65.00	64.95

Compagnie Financière de Paris		100.00	100.00	100.00	100.00

Holding Soffim	Merger with Compagnie
	Financière de Paris	–	–	100.00	100.00

Sofapi	Merger with Compagnie
	Financière de Paris	–	–	100.00	100.00

Sofinad		100.00	100.00	100.00	100.00

Germany

AXA Vorsorgebank		100.00	92.09	100.00	91.05

AXA Bausparkasse AG	Sold	–	–	99.69	90.77

Belgium

AXA Bank Belgium		100.00	99.92	100.00	99.92

IPPA Vastgoed	Sold	–	–	100.00	99.92

Proportionally consolidated companies

LIFE & SAVINGS AND PROPERTY & CASUALTY

		2004		2003
	Change in Scope	Voting	Ownership	Voting	Ownership
		rights	interest	rights	interest

France

Natio Assurances		50.00	49.96	50.00	49.96

NSM Vie		39.98	39.98	40.30	40.30

Vendôme Haussmann		43.01	42.91	50.00	42.70

Fonds immobiliers Paris Office Funds		50.00	49.91	50.00	49.91

Investments in affiliated companies (equity method)

FINANCIAL SERVICES

		2004		2003
	Change in Scope	Voting	Ownership	Voting	Ownership
		rights	interest	rights	interest

France

Compagnie Financière de Paris Crédit		100.00	100.00	100.00	100.00

Argovie		94.47	94.25	94.47	94.25

Banque de Marchés et d’Arbitrages		27.71	27.70	27.71	27.70

Asia/Pacific

AXA General Insurance Hong Kong Ltd		100.00	100.00	100.00	100.00

AXA Insurance Investment Holding		100.00	100.00	100.00	100.00

AXA Insurance Hong Kong Ltd		100.00	100.00	100.00	100.00

AXA Insurance Singapore		100.00	100.00	100.00	100.00

National Mutual Home Loans Origination
Fund No. 1		100.00	51.59	100.00	51.66

Ticor		28.62	17.47	28.62	14.98

Turkey

AXA Oyak Holding AS		50.00	50.00	50.00	50.00

AXA Oyak Hayat Sigorta AS		100.00	50.00	100.00	50.00

AXA Oyak Sigorta AS		70.91	35.45	70.91	35.45

Other non-consolidated activities

AXA also carries out insurance and asset management activities through non-consolidated entities mainly in Middle East, in Asia Pacific (Malaysia, Thailand, and Indonesia), and in Africa (Ivory Coast, Gabon, Cameroon and Senegal).

4. Business Combinations

Goodwill

An analysis of goodwill by principal acquisition and by segment is presented in the table below.

		(in euro millions)

	2004	2003	2002

Gross amount of goodwill, at January 1,	16,561	17,490	18,273

Accumulated amortization, at January 1,	(3,686)	(3,083)	(2,394)

Net carrying value, at January 1,	12,874	14,407	15,879

Goodwill arising from new acquisition	938	18	159

Goodwill amortization in the period	(1,031)	(844)	(879)

Other variation (excluding foreign exchange)	(26)	(31)	142

Foreign exchange translation adjustments	(333)	(676)	(895)

Net carrying value, at December 31,	12,423	12,874	14,407

Accumulated amortization, at December 31,	4,485	3,686	3,083

Gross amount of goodwill, at December 31,	16,908	16,561	17,490

		(in euro millions)

	2004	2003	2002

Net carrying value analysed by reportable segment:

Life & Savings	7,137	7,041	7,758

Property & Casualty	1,948	2,076	2,061

International Insurance	14	15	16

Asset Management	3,257	3,668	4,497

Other	68	74	76

Net carrying value, at December 31,	12,423	12,874	14,407

Acquisition of MONY (2004)

On July 8, 2004, AXA Financial acquired MONY for US$1.48 billion (€1.3 billion). The total cost of the transaction was US$1.63 billion, including:

  US$1.55 billion of cash payments for MONY shares,
  US$80 million of transaction costs borne by AXA Financial.

This transaction gave rise to a goodwill of US$672 million (€541 million), to be amortized over 30 years.

At December 31, 2004, this goodwill had a net value of €485 million (including a €–46 million translation effect), after an amortization charge of €9 million.

Significant acquisitions in 2003
No significant acquisitions undertaken in 2003.

Significant acquisitions in 2002
No significant acquisitions undertaken in 2002.

Analysis of goodwill amortization

		(in euro millions)

	Years ended December 31,
	2004	2003	2002

Goodwill on consolidated entities	(1,037)	(844)	(879)
Negative goodwill on consolidated entities	6	–	1
TOTAL AMORTIZATION OF GOODWILL (NET)	(1,031)	(844)	(877)

At December 31, 2004, accumulated amortization on goodwill totaled €4,485 million (2003: €3,686 million, 2002: € 3,083 million).

Goodwill charged directly to retained earnings and reserves

At December 31, 2004, goodwill (net of notional amortization) recorded in retained earnings and reserves totaled €3,400 million (2003: €3,547 million net and 2002: €3,882 million net). Gross goodwill was €4,432 million. The notional amortization in 2004 was €149 million and included €11 million for Royale Belge, €45 million for UAP and € 92 million for AXA Financial.

In 2003, the notional amortization was €337 million and included €234 million for UAP of which €181 million relating to the release of a deferred tax provision booked when acquiring German activities in 1997).

As of January 1, 2001, goodwill can no longer be charged directly against shareholders’ equity.

5.Value of Purchased Life Business in Force (VBI)

The value of purchased life business in force on a consolidated basis and by product type, including the changes thereto, are as follows:

		(in euro millions)

	Years ended December 31,
	2004	2003	2002

Balance beginning of year	2,814	3,224	3,739

Additions (a)	578	–	–

Interest accrued	166	162	150

Amortization expense	(450)	(388)	(395)

Impact of foreign currency fluctuations	(117)	(183)	(263)

Other	–	(0)	(7)

Balance end of year	2,993	2,814	3,224

(a)	Value of purchase life business resulting from the acquisition of MONY by AXA Financial for €464 million together with the VBI from the sale of the “Long Term Fund” held by policyholders of Sun Life Assurance Society plc of AXA Isle of Man Ltd to a fund held by AXA Life Holdings plc (€114 million).
		(in euro millions)

		Year ended December 31,
		2004

Total by contract type:

Life contracts (including endowment)	Gross	2,022

	Net	1,391

Retirement, annuity, investment	Gross	1,855

	Net	1,275

Health	Gross	570

	Net	320

At December 31, 2004, the value of purchased Life insurance business in force (resulting from business acquisitions) totaled €2,993 million. See note 4 “Business Combinations”.

Amortization of the value of purchased Life insurance business in force, net of accrued interest, was €284 million in 2004, and is expected to be €241 million in 2005, €229 million in 2006, €211 million in 2007, €198 million in 2008 and €2,113 million thereafter. This amortization pattern has been determined based on expected profits emerging over the contract period, and is subject to annual recoverability testing.

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

Fair values of mortgage, policy and other loans are estimated by discounting future contractual cash flows using interest rates at which loans with similar characteristics and credit quality would be originated. Fair values of mortgage loans on real estate in the process of foreclosure and non–performing mortgages and other loans are limited to the estimated fair value of the underlying collateral, if lower than the estimated discounted cash flows.

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

Investments from insurance and non insurance activities

				(in euro millions)

	At December 31, 2004
	Insurance activities			Other activities			TOTAL
	Gross	Net	Fair	Gross	Net	Fair	Gross	Net	Fair
	Carrying	Carrying	value (a)	Carrying	Carrying	value (a)	Carrying	Carrying	value (a)
	Value	value		value	value		value	value

–Equity securities and
holdings in equity
security-based mutual funds	–	24,471	25,931	–	463	483	–	24,934	26,414

–Equity holdings in fixed
maturity-based mutual funds	–	32,937	33,841	–	67	67	–	33,004	33,909

–Other mutual funds	–	11,600	11,847	–	26	39	–	11,626	11,886

Equity securities and holdings
in mutual funds	71,289	69,008	71,619	592	556	589	71,881	69,564	72,209

Fixed maturities	159,543	157,959	169,806	7,677	7,667	7,790	167,220	165,626	177,596

Real estate	12,717	11,702	14,087	46	30	43	12,763	11,732	14,130

Mortgages, policy and
other loans	18,224	18,156	18,709	362	99	106	18,586	18,255	18,815

Invested assets excluding
investments in participating
interests	261,774	256,825	274,222	8,677	8,352	8,528	270,450	265,177	282,750

– Of which listed	–	188,616	201,496	–	8,087	8,227	–	196,703	209,723

– Of which non listed	–	68,209	72,726	–	266	301	–	68,474	73,027

Investments in participating
interests	2,450	2,292	3,286	812	609	642	3,261	2,901	3,929

TOTAL INVESTED ASSETS	264,224	259,116	277,508	9,488	8,962	9,171	273,712	268,078	286,679

– Life & Savings	222,902	219,493	234,832

– Property & Casualty	34,065	32,636	35,281

– International insurance	7,257	6,987	7,395

(a)	The realization of unrealized gains and losses upon disposal of the investments may give rise to an allocation to participating insurance contracts, minority interests and tax.

							(in euro millions)

	At December 31, 2003
	Insurance activities			Other activities			TOTAL
	Gross	Net	Fair	Gross	Net	Fair	Gross	Net	Fair
	Carrying	Carrying	value (a)	Carrying	Carrying	value (a)	Carrying	Carrying	value (a)
	Value	value		value	value		value	value

– Equity securities and
holdings in equity
security-based mutual funds	–	24,744	24,906	–	541	569	–	25,284	25,475

–Equity holdings in fixed
maturity-based mutual funds	–	19,883	20,165	–	21	21	–	19,903	20,186

–Other mutual funds	–	17,197	16,169	–	14	27	–	17,211	16,196

Equity securities and holdings
in mutual funds	65,122	61,823	61,240	612	576	617	65,734	62,398	61,857

Fixed maturities	149,814	147,811	156,032	6,598	6,594	6,675	156,412	154,405	162,707

Real estate	12,789	11,727	13,982	32	32	42	12,821	11,759	14,025

Mortgages, policy and
other loans	17,122	17,009	17,591	268	239	247	17,389	17,248	17,838

Invested assets excluding
investments in participating
interests	244,847	238,370	248,846	7,509	7,441	7,582	252,356	245,811	256,427

– Of which listed	–	166,030	174,002	–	7,011	7,100	–	173,041	181,102

– Of which non listed	–	72,340	74,843	–	430	482	–	72,770	75,325

Investments in participating
interests	2,955	2,797	3,565	697	659	654	3,652	3,456	4,219

TOTAL INVESTED ASSETS	247,802	241,167	252,410	8,206	8,100	8,236	256,008	249,267	260,646

– Life & Savings	209,170	204,350	214,027

– Property & Casualty	31,701	30,154	31,468

– International insurance	6,931	6,663	6,915

(a)	The realization of unrealized gains and losses upon disposal of the investments may give rise to an allocation to participating insurance contracts, minority interests and tax.

Analysis of fixed maturity and equity security investments

				(in euro millions)

	At December 31, 2004
				Consisting of:
	Amortized or	Net carrying	Fair value	Gross unrealized	Gross unrealized
	historical cost	value		gains (a) (b)	losses (a) (b)

Fixed Maturities:

– French government	24,029	24,029	27,497	3,468	(0)

– Foreign governments	49,672	49,616	53,760	4,158	(15)

– Other local governments and agencies	8,158	8,063	8,542	482	(3)

– Government-controlled corporations	8,983	8,976	9,703	738	(10)

– Non-government controlled corporations	45,662	45,475	48,212	2,823	(86)

– Mortgage-backed securities	9,042	9,038	9,314	285	(10)

– Other	2,106	2,103	2,245	148	(7)

Held to maturity and available for sale	147,653	147,301	159,272	12,102	(132)

Allocated to UK With-Profit business
trading			15,736

Other trading securities			2,588

Total fixed maturities			177,596

Equity investments (including holdings
in mutual funds)

Available for sale	60,421	58,105	60,749	3,712	(1,067)

Allocated to UK With-Profits business
trading			9,383

Other trading securities			2,076

Total equity investments (including
holdings in mutual funds)			72,209

Investment in participating interests			3,929

TOTAL			253,734

(a)	The realization of unrealized gains and losses upon disposal of the investments may give rise to an allocation to participating insurance contracts, minority interests and tax.
(b)	Unrealized gains and losses are presented net of valuation allowance.

			(in euro millions)

	At December 31, 2003
				Consisting of:
	Amortized or	Net carrying	Fair value	Gross unrealized	Gross unrealized
	historical cost	value		gains (a) (b)	losses (a) (b)

Fixed Maturities:

– French government	24,232	24,232	26,909	2,848	(171)

– Foreign governments	40,076	39,930	41,869	1,985	(46)

– Other local governments and agencies	4,304	4,202	4,409	212	(5)

– Government-controlled corporations	10,343	10,332	10,945	632	(19)

– Non-government controlled corporations	48,025	47,748	50,310	2,667	(105)

– Mortgage-backed securities	8,464	8,462	8,620	175	(17)

– Other	1,935	1,935	2,080	153	(8)

Held to maturity and available for sale	137,379	136,840	145,142	8,672	(370)

Allocated to UK With-Profit business
trading			14,989

Other trading securities			2,575

Total fixed maturities			162,707

Equity investments (including holdings
in mutual funds)

Available for sale	54,974	51,639	51,097	2,182	(2,723)

Allocated to UK With-Profit business
trading			9,486

Other trading securities			1,274

Total equity investments (including
holdings in mutual funds)			61,857

Investment in participating interests			4,219

TOTAL			228,783

(a)	The realization of unrealized gains and losses upon disposal of the investments may give rise to an allocation to participating insurance contracts, minority interests and tax.
(b)	Unrealized gains and losses are presented net of valuation allowance.

At December 31, 2004, the amortized cost and fair value of fixed maturity securities classified as available for-sale (that is excluding UK With-Profit fixed maturities and other fixed maturities trading securities) totaled € 145,455 million and €156,872 million, respectively (2003: €135,084 million and €142,616 million, respectively).

For the year ended December 31, 2004, the proceeds from the sales of fixed maturity securities classified as available for sale totaled €40,606 million, resulting in gross realized gains of €711 million and gross realized losses of €745 million.

At December 31, 2004, the historical cost and fair value of equity securities classified as available for-sale (that is excluding UK With-Profit equity securities and other trading securities) totaled €60,421 million and €60,749 million, respectively.

For the year ended December 31, 2004, the proceeds from the sales of equity securities classified as available for sale totaled €29,254 million, resulting in gross realized gains of €1,840 million and gross realized losses of €591 million.

Insurance related assets (excluding assets backing contracts with financial risk borne by policyholders)

In respect of AXA’s consolidated holdings in fixed maturity and equity securities other than assets backing contracts with financial risk borne by policyholders (unit-linked), the breakdown of these investments by industry sector were as follows:

INDUSTRY SECTOR BEAKDOWN

	At December 31,
	2004	2003

Financial Services	21%	21%

Manufacturing / Pharmaceuticals	6%	6%

Utilities	3%	4%

Technology & Telecommunications	3%	3%

Government institutions	38%	36%

Other Direct holdings	16%	19%

Investment in mutual funds	14%	11%

TOTAL	100%	100%

As at December 31, 2004, AXA did not have directly any equity and / or fixed maturity investment in any one issuer other than the French government that was in aggregate 10% or more of AXA’s total shareholders’ equity, or € 2,616 million.

Based on insurance-related invested assets, AXA’s fixed maturity and equity investments are predominantly publicly traded. In respect of these investments, 90% (versus 84% published in 2003, or 85% including Southern Europe and Ireland) of the fixed maturity investments and 93% (versus 90% published in 2003 and on a proforma basis) of the equity investments are held by AXA’s principal insurance operations in France, the United States, the United Kingdom (including Ireland), Germany, Belgium, Japan and Southern Europe.

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

		(in euro millions)

	At December 31, 2004
	Amortized Cost	Estimated Fair value

Due in one year or less	7,517	7,624

Due after one year through five years	39,849	41,573

Due after five years through ten years	40,419	43,735

Due after ten years	55,511	61,835

Other	4,356	4,505

TOTAL (a)	147,653	159,272

(a)	Fixed maturities classified as “available-for-sale” represented 98% of total, based on amortized cost as at December 31, 2004.

Treasury shares

At December 31, 2004, AXA ordinary shares held by AXA, the Company or its subsidiaries (“treasury shares”) totaled approximately 22 million shares, a decrease of 7.6 million compared with December 31, 2003. At December 31, 2004, the carrying value of such shares was €298 million, representing 1.16% of outstanding ordinary shares, (2003: 29.6 millions, €473 million, and 1.8%; 2002: 30.5 millions, €487 million, and 1.7%; respectively). These shares were intended to cover the exercise of stock option plans (options to buy AXA ADSs) by employees of AXA Financial, Inc.

ORANs issued by AXA to finance the acquisition of MONY were redeemed on July 22, 2004 through the issue of one AXA share per ORAN. As a result, AXA subsidiaries received an additional 1.4 million AXA shares.

In 2004, AXA sold 9 million shares, giving rise to a capital loss of €27 million (2003: 1.3 million and 2002: nil), 6.7 million shares were sold to a Finaxa subsidiary. These treasury shares were intended to cover AXA Financial’s commitments under stock options granted to employees. Once new hedging arrangements had been set up, it was therefore no longer necessary to hold these shares.

In addition, AXA Financial bought options on approximately 26 million AXA American Depositary Shares (ADS), in order to improve hedging of AXA Financial employee stock option plans against a rise in the AXA share price and/or an increase in the euro against the dollar.

Investments in Participating interests

The following table sets forth an analysis of investments in entities in which a participating interest exists.

						(in euro millions)

	December 31, 2004
	Net Carrying	Fair value	Shareholders’	Last fiscal year net income		Fiscal Year	Percentage
	value		equity	Amount	Year	end	of ownership

Listed companies:

BNP Paribas	1,519	2,344	25,526	4,668	2004	12.31.2004	4.9%

Total	1,519	2,344

Investment holdings
under €70 million each (a)	1,382	1,585

TOTAL for year ended
December 31, 2004	2,901	3,929

Of which:

– Held by insurance
companies	2,292	3,286

– Held by non-insurance
companies	609	642

The stakes in “Schneider”, “Banque Commerciale du Maroc” and “Lor Patrimoine” are now included in the “Investment holdings under €70 million each” caption. The net book value of these stakes at December 31, 2004 were respectively €49 million, €58 million and €53 million.

						(in euro millions)

	December 31, 2003
	Net Carrying	Fair value	Shareholders’	Last fiscal year net income		Fiscal Year	Percentage
	value		equity	Amount	Year	end	of ownership

Listed companies:

BNP Paribas	1,581	2,344	24,560	3,761	2003	12/31/03	5.1%

Schneider	64	80	7,226	433	2003	12/31/03	0.7%

Banque Commerciale
du Maroc	145	144	554	6	2002	12/31/02	10.2%

Unlisted companies:

Lor Patrimoine	53	53	53	0	2003	12/31/03	100.00%

SGCI	87	87	58	10	2003	12/31/03	100.00%

Subtotal	1,929	2,709

Investment holdings
under €50 million each (a)	1,527	1,510

TOTAL for year ended
December 31, 2003	3,456	4,219

Of which:

– Held by insurance
companies	2,797	3,565

– Held by non-insurance
companies	659	654

(a)	The stake in “Millenium Entertainment Partners” is now included in the “Investment holdings under €50 million” each caption. The net book value of this stake at December 31, 2003 was €44 million.
							(in euro millions)

	December 31, 2002
	Net Carrying	Fair value	Shareholders’	Last fiscal year net income		Fiscal Year	Percentage
	value		equity	Amount	Year	end	of ownership

Listed companies:

Banque de
Crédit Marocain	115	90	567	84	2001	12/31/01	10.6%

BNP Paribas	1,585	1,801	25,400	3,295	2002	12/31/02	5.2%

Crédit Lyonnais	498	956	9,207	853	2002	12/31/02	5.1%

Schneider	141	90	7,363	422	2002	12/31/02	1.6%

Unlisted companies:

Lor Patrimoine	53	53	53		2002	12/31/02	100.0%

SGCI	144	144	115	9	2002	12/31/02	100.0%

Millenium Entertainment
Partners	64	71	315	(1)	2002	12/31/02	13.4%

Subtotal	2,599	3,293

Investment holdings
under €50 million each	2,040	1,736

TOTAL for year ended
December 31, 2002	4,639	5,029

Of which:

– Held by insurance
companies	3,785	4,166

– Held by non-insurance
companies	854	863

Investment valuation allowance

Investment valuation allowances, which have been deducted in arriving at investment net carrying values as presented in the consolidated balance sheets, and changes thereto are shown below.

			(in euro millions)

	Balance at				Balance at
	January 1,	Additions	Deductions	Other	December 31,
	2004			changes (b)	2004

Real estate	303	108	(120)	(15)	275

Equity investments and holdings
in mutual funds (c)	3,531	388	(1,322)	80	2,677

Fixed maturities and other fixed income
securities	538	47	(235)	1	351

Mortgages and other loans	141	38	(73)	225	332

Subtotal (a)	4,514	581	(1,750)	291	3,635

Depreciation of real estate used
for operating purposes	759	78	–	(82)	755

TOTAL	5,272	660	(1,750)	209	4,391

(a)	Includes provisions on assets from banking activities.
(b)	“Other changes” relate principally to changes in scope of consolidation and foreign currency fluctuations.
(c)	The additions to the investment valuation allowance for “Equity investment and holdings in mutual funds” include a valuation allowance on quoted securities of €190 million.
				(in euro millions)

	Balance at				Balance at
	January 1,	Additions	Deductions	Other	December 31,
	2003			changes (b)	2003

Real estate	504	91	(75)	(216)	303

Equity investments and holdings
in mutual funds (c)	2,268	1,982	(448)	(271)	3,531

Fixed maturities and other fixed
income securities	577	368	(334)	(73)	538

Mortgages and other loans	154	43	(34)	(21)	141

Subtotal (a)	3,503	2,483	(890)	(582)	4,514

Depreciation of real estate used
for operating purposes	714	92	–	(48)	759

TOTAL	4,217	2,575	(890)	(629)	5,272

(a)	Includes provisions on assets from banking activities.
(b)	“Other changes” relate principally to changes in scope of consolidation and foreign currency fluctuations.
(c)	The additions to the investment valuation allowance for “Equity investment and holdings in mutual funds” include a valuation allowance on quoted securities of €965 million.

				(in euro millions)

	Balance at				Balance at
	January 1,	Additions	Deductions	Other	December 31,
	2002			changes (b)	2002

Real estate	463	58	(95)	78	504

Equity investments and holdings
in mutual funds (c)	1,853	1,147	(563)	(169)	2,268

Fixed maturities and other fixed
income securities	608	361	(303)	(89)	577

Mortgages and other loans	119	73	(19)	(19)	154

Subtotal (a)	3,043	1,640	(980)	(199)	3,503

Depreciation of real estate used
for operating purposes	837	115	–	(238)	714

TOTAL	3,880	1,754	(980)	(437)	4,217

(a)	Includes provisions on assets from banking activities.
(b)	“Other changes” relate principally to changes in scope of consolidation and foreign currency fluctuations.
(c)	The additions to the investment valuation allowance for “Equity investment and holdings in mutual funds” include a valuation allowance on quoted securities of €912 million.

7. Assets backing contracts with financial risk borne by policyholders (Unit-Linked)

Assets backing contracts with financial risk borne by policyholders (unit-linked) are stated at market value and are presented in the table below. “Holdings in other mutual funds” essentially consisted of investments by the French Life & Savings insurance companies in mutual funds that invest predominantly in real estate.

	(in euro millions)

	At December 31,
	2004	2003

Real estate investments	2,201	3,511

Equity securities and other variable yield securities	69,888	59,492

Holdings in equity investment-based mutual funds	7,952	6,510

Fixed maturities and other fixed income securities	14,712	14,076

Holdings in fixed maturity-based mutual funds	2,624	2,686

Holdings in other mutual funds	16,409	14,726

Total assets backing contracts with financial risk borne
by the policyholders (unit-linked)	113,786	101,002

Changes in value are recorded under “Net investment result”. See Note 20.

8. Investments in Affiliated Companies (Equity Method)

An analysis of the investments in affiliated companies (accounted for by using the equity method) is given below.

				(in euro millions)

	Carrying			Carrying	Contribution
	value at	Change in	Other	value at	to Net
	January 1,	Scope	changes (a)	December 31,	Income
	2004			2004

AXA Asia Pacific Holdings affiliates:

– NM Home Loans Trust	34	(12)	(1)	21	–

– NM Property Trust	87	(86)	(0)	0	–

– Ticor	64	–	(2)	62	–

– Other affiliates	784	(253)	(13)	518	38

AXA Seguros affiliates

– Hilo Direct de Seguros y Reaseguros	21	(21)	–	0	–

AXA France Vie affiliates

– Argovie	29	–	(1)	28	2

AXA Insurance Hong Kong	60	–	(3)	58	8

AXA Insurance Singapore	45	–	3	48	6

AXA Oyak Sigorta	58	–	6	64	16

Other affiliates under €30 million each	71	2	(0)	74	5

TOTAL	1,254	(370)	(12)	871	76

(a)	Includes foreign currency fluctuations and net income for the period adjusted for dividends received.

				(in euro millions)

	Carrying			Carrying	Contribution
	value at	Change in	Other	value at	to Net
	January 1,	Scope	changes (a)	December 31,	Income
	2003			2003

AXA Germany affiliates:

– General Re-CKAG	653	(653)	–	0	–

AXA Asia Pacific Holdings affiliates:

– NM Home Loans Trust	65	–	(31)	34	–

– NM Property Trust	78	–	9	87	7

– Ticor	35	–	30	64	1

– Other affiliates	868	(19)	(65)	784	3

AXA Seguros affiliates

– Hilo Direct de Seguros y Reaseguros	39	–	(18)	21	3

AXA France Vie affiliates

– Argovie	26	–	2	29	2

AXA Insurance Hong Kong	69	–	(8)	60	7

AXA Insurance Singapore	49	–	(4)	45	3

AXA Oyak Sigorta	59	–	(0)	58	14

Other affiliates under €30 million each	153	(60)	(21)	71	1

TOTAL	2,093	(732)	(107)	1,254	41

(a)	Includes foreign currency fluctuations and net income for the period adjusted for dividends received.

In 2004, the main changes in investments in affiliated companies were as follows:

  The sale of AXA Asia Pacific Holdings’ stake in National Mutual Property Trust (€–86 million), along with the sale part of the stakes in National NMFM Int Bond Fund (€–40 million) and NMFM Property Fund (€–218 million).
  The change in the consolidation method used for Direct Seguros. Following the buy-out of minorities interests, Direct Seguros is now fully consolidated (€–21 million).

The 2003 changes in scope resulted from the sale of the stake in Colonia Re JV (€–654 million), the disposal of AXA Asia Pacific Holdings subsidiary Members Equity (€–19 million) and the sale of operational activities in Austria and Hungary (€–60 million).

For the years ended December 31, 2004, 2003 and 2002, AXA received revenues from companies accounted for by the equity method of €19 million, €72 million and €46 million respectively. The fall in revenues received in 2004 was mainly due to AXA Asia Pacific Holdings’ significant disposals of participating interests. The increase in dividends received in 2003 related to the dividends paid by the Australian entities.

9.  Receivables and Payables from Insurance and Reinsurance Activities

			(in euro millions)

	December 31, 2004
		Receivables		Payables
	Gross book value	Provisions	Carrying value

Deposits and guarantees	1,134	0	1,134	1,376

Current accounts from other companies	3,091	(90)	3,001	2,750

Policyholders, brokers, general agents	4,023	(226)	3,797	3,042

Estimated premiums not yet recorded	1,526	–	1,526	–

Other	1,174	(71)	1,103	270

Total at December 31, 2004	10,949	(387)	10,562	7,437

			(in euro millions)

	December 31, 2003
		Receivables		Payables
	Gross book value	Provisions	Carrying value

Deposits and guarantees	2,235	0	2,235	1,598

Current accounts from other companies	3,010	(109)	2,901	2,590

Policyholders, brokers, general agents	3,551	(203)	3,348	3,587

Estimated premiums not yet recorded	2,025	–	2,025	–

Other	1,272	(99)	1,172	537

Total at December 31, 2003	12,092	(411)	11,680	8,312

10. Cash and Cash Equivalents

Cash and cash equivalent are mainly liquid and short–term investments. The table below details those cash and cash equivalents by segment.

	(in euro millions)

	At December 31,
	2004	2003
Cash and cash equivalents

From insurance activities	18,666	16,445

From banking activities	123	211

From other companies (a)	2,574	2,772

TOTAL	21,363	19,428

(a)	In 2003, ORANs (bonds redeemable in cash or equity) were issued for a total amount of €1,389 million.

In 2004, there was no significant cash on hand or on deposit that was restricted as regards to withdrawal or usage.

11. Deferred Acquisition Costs

The tables below present (i) the deferred acquisition costs by Insurance segment and (ii) movements in the other deferred acquisition costs (net) for the Life & Savings segment.

	(in euro millions)

	At December 31,
	2004				2003
	Life &	Property &	International
	Savings	Casualty	Insurance	Total	TOTAL

Deferred acquisition costs on unearned
premiums	0	1,246	109	1,355	1,273

Deferred acquisition costs on earned
premiums

– gross of unearned revenue reserves	12,356			12,356	11,384

– unearned revenue reserves	(1,757)			(1,757)	(1,664)

Deferred acquisition costs on earned
premiums (net)	10,599			10,598	9,720

TOTAL DEFERRED ACQUISITION COSTS	10,599	1,246	109	11,954	10,993

		(in euro millions)

	Years ended December 31,
	2004	2003	2002

Deferred acquisition costs on earned premiums
(net of unearned revenue reserves):

Balance beginning of year	9,720	9,557	9,613

Costs capitalized	2,230	2,308	2,137

Interest accrued	452	602	640

Amortization expense	(1,367)	(1,550)	(1,397)

Net change in unearned revenue reserve	104	(32)	(170)

Impact of foreign currency fluctuations	(494)	(1,158)	(1,192)

Other	(47)	(7)	(72)

END OF YEAR BALANCE	10,598	9,720	9,557

12. Shareholders’ Equity

At the annual general meeting of shareholders of AXA held on April 21, 2004, the shareholders approved the declaration of a dividend in respect of 2003 of €0.38 per ordinary share or €676 million.

At the annual general meeting of shareholders of AXA held on April 30, 2003, the shareholders approved the declaration of a dividend in respect of 2002 of €0.34 per ordinary share or €599 million (2002 in respect of 2001: € 0.56 per ordinary share, or €971 million).

At the annual general meeting of shareholders of AXA held on May 3, 2002, the shareholders approved the declaration of a dividend in respect of 2001 of €0.56 per ordinary share.

Since 1994 and on a regular basis, AXA offers its employees to become shareholders: as a result and in 2004, AXA employees invested a total of €257 million in AXA shares (with 22.5 million in August and € 232.1 million in December, leading to a total issuance of 18.9 million new ordinary AXA shares). As of December 31, 2004, the total number of shares in issue amounted to 1,908 million. Employee shareholders represented approximately 5.11% of the outstanding shares versus 4.74% as of December 31, 2003.

13. Minority Interests

Changes in minority shareholders’ interests are summarized as follows:

		(in euro millions)

	Years ended December 31,
	2004	2003	2002

Minority interests at January 1,	2,469	2,812	3,409

Change in scope	(205)	(73)	(129)

Dividends paid by consolidated subsidiaries	(251)	(326)	(467)

Impact of foreign currency fluctuations	(131)	(182)	(375)

Other changes (including internal restructurings)	3	(4)	6

Minority interests in income of consolidated subsidiaries	321	243	368

MINORITY INTERESTS AT DECEMBER 31,	2,206	2,469	2,812

Changes in consolidation scope and impact of acquisitions

In 2004, the principal change was attributable to €–168 million due to the 5.8 point increase in the Group’s interest in Alliance Capital (from 55.5% to 61.3%) as 16.32 millions units were bought back from former Sanford Bernstein shareholders and to €43 million change resulting from AXA RE Finance’s buyout of minority interests from BNP Paribas.

In 2003, the decrease in minority interests resulted from the acquisition of BNP Paribas’ stake in AXA RE subsidiary SPS RE of €(49) million, and the buyout of approximately 1% of minority interests in Germany or €(26) million.

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

Minority interests’ share in income

Minority interests’ share in income in 2004 included €192 million in respect of Alliance Capital, with the remaining balance relating to non-wholly owned operations in Australia and New Zealand (€35 million) and Hong Kong (€61 million).

The minority interests’ share of total equity included €1,103 million in respect of Alliance Capital (2003: €1,288 million), with the remaining balance relating to non-wholly owned operations in Australia and New Zealand (€674 million), Japan (€62 million) and Germany (€122 million).

14. Mezzanine Capital

In accordance with the French regulations, debt for which reimbursement is subordinated to other creditors in the event of a Company’s liquidation, insolvency or bankruptcy and which has an original maturity date of at least five years (notice period of at least five years in the case of perpetual debt) is considered mezzanine capital.

Subordinated debt

At December 31, 2004, subordinated debt totaled €9,235 million (2003: €8,453 million), and consisted of the following:

	(in euro millions)

	At December 31,
	2004	2003

AXA, The Company
Undated deeply subordinated notes (“Titre Super Subordonnés perpétuels”)	625
Subordinated Perpetual Notes, variable (US$ and euro)	2,121	1,772
Perpetual Notes, 3.29% / variable (Yen)	193	200
Subordinated Convertible Notes, 2.5% due 2014 (euro) (a)	1,518	1,518
Subordinated Perpetual Debt (euro)	234	234
Subordinated Perpetual Notes, 7.25% (euro)	500	500
Subordinated Convertible Notes, 3.75% due 2017 (euro) (b)	1,099	1,099
Subordinated Convertible Notes, variable, due 2020 (euro)	215	215
U.S. registered subordinated debt, 8.60%, 2030 (US $)	918	990
U.S. registered subordinated debt, 7.125%, 2020 (GBP)	461	461
U.S. registered subordinated debt, 6.75%, 2020 (euro) (c)	1,071	1,070
Amount of derivatives hedging subordinated debt	(620)	(527)
AXA Financial
Surplus Notes, 6.95% due 2005	294	316
Surplus Notes, 7.70% due 2015	147	159
AXA Bank Belgium (IPPA Bank)
Subordinated Notes, 3.14% to 6.90%, through 2008	339	308
Other subordinated debt under €100 million each	121	138
TOTAL	9,235	8,453

Note: certain increases/decreases year on year are attributable to the impact of foreign exchange rates.
(a)	Issued in February 1999. In 2004, none of these notes had been converted in to AXA ordinary shares. The conversion into shares of all notes in issue at year end would result in the issuance of 37.3 million AXA ordinary shares. The Company has the right to redeem these notes starting in January 2005 at a price of euro 186.12 per note. The issuance price per note was €165. Unless previously converted, redeemed or cancelled, the notes will mature and become repayable in full on January 1, 2014 at a price of €230.88 per note.
(b)	Issued in February 2000. In 2004, none of these notes had been converted in to AXA ordinary shares. The conversion into shares of all notes in issue at year end would result in the issuance of 26.9 million AXA ordinary shares. The Company has the right to redeem these notes starting in January 2007 at a price of euro 196.00 per note. The issuance price per note was €165.50. Unless previously converted, redeemed or cancelled, the notes will mature and become repayable in full on January 1, 2017 at a price of €269.16 per note
(c)	The U.S. registered subordinated debt denominated in euro is redeemable after 10 years. The annual interest rate on the eur-denominated tranche of 6.75% is for the first 10 years, and thereafter, at Euribor 3-months plus 220 basis point on a quarterly basis.

At December 31, 2004, maturing subordinated debt due in 2005 and the following four years totaled €313 million in 2005, nil in 2006, nil in 2007, €44 million in 2008 and €45 million in 2009, followed by €8,833 million thereafter.

In 2004, AXA issued, under its €5 billion Euro Medium Term Notes Program, subordinated debt totaling €12 billion of which (i) callable undated subordinated debt: $150 million in January and $225 million in February 2004 (private placements in Europe and Asia) and €125 million in April 2004 (private placement in Europe); and (ii) in October and December 2004, respectively €375 million and €250 million undated deeply subordinated notes (“Titres Super Subordonnés”). By partly anticipating the refinancing of debts maturing in 2005 and after, these issues allowed the Group to benefit from very favorable and unprecedented credit spread conditions and to improve its liquidity by further extending the average maturity of debt and by strengthening hybrid capital through non–dated subordinated issues.

15. Insurance Liabilities

The table below presents a reconciliation of the insurance liabilities, gross and net of reinsurance ceded, by operating segment.

					(in euro millions at December 31)

	Life & Savings		Property & Casualty		International Insurance		Total
	2004	2003	2004	2003	2004	2003	2004	2003

Gross insurance reserves:

– Future policy benefits	219,951	207,533	26	27	376	177	220,354	207,737

–Claim reserves	5,522	5,153	24,881	24,208	9,149	10,104	39,552	39,465

– Other reserves	2,349	2,471	3,089	2,979	81	123	5,518	5,572

–Unearned premiums reserves	66	78	5,924	5,623	745	1,057	6,735	6,758

Total insurance liabilities,
gross of reinsurance ceded	227,888	215,234	33,921	32,836	10,351	11,461	272,160	259,532

Liabilities backing contracts
with financial risk borne by
policyholders (unit–linked),
gross of reinsurance ceded	113,998	101,069	–	–	–	–	113,998	101,069

Less reinsurance ceded on:

– Future policy benefits	3,449	3,133	–	–	6	6	3,455	3,140

–Claim reserves and other
reserves	498	423	1,647	2,219	2,051	2,362	4,197	5,003

– Unearned premium reserves	1	1	111	121	120	205	233	327

Total reinsurance ceded on
insurance liabilities	3,948	3,557	1,759	2,340	2,178	2,573	7,885	8,470

Reinsurance ceded on
liabilities backing contracts
with financial risk borne by
policyholders (unit–linked)	12	19	–	–	–	–	12	19

TOTAL INSURANCE
LIABILITIES, NET OF
REINSURANCE CEDED	337,926	312,728	32,162	30,496	8,173	8,888	378,262	352,112

Which includes:

– Policyholders’ participation
(bonuses), excluding UK
With-Profit business	9,407	8,894

– UK With-Profit business
liabilities	30,282	29,119

The movement in insurance reserves (gross of reinsurance) for the Property & Casualty and International Insurance segments is presented below:

					(in euro millions)

	2004		2003		2002
	Property &	International	Property &	International	Property &	International
	Casualty	Insurance	Casualty	Insurance	Casualty	Insurance

Gross claims reserves to be
paid, January 1	24,208	10,104	23,730	11,533	25,162	11,841

Changes in scope of
consolidation, portfolio transfers
and change in accounting
principles (a)	(46)	4	102	(90)	(1,619)	1,136

Impact of foreign currency
fluctuations (b)	(169)	(415)	(238)	(1,015)	(479)	(1,345)

Sub-Total	23,992	9,693	23 594	10,428	23,064	11,632

Provision attributable to
the current year	11,540	2,109	11,245	2,661	10,884	2,904

Increase (decrease) in provision
attributable to prior years	(557)	(101)	(331)	(25)	(118)	1,008

Total claims and claims
expenses	10,983	2,008	10,914	2,636	10,766	3,912

Claims and claims expenses
attributable to current year	(4,748)	(1,286)	(4,660)	(768)	(4,279)	(1,266)

Claims and claims expenses
attributable to prior years	(5,346)	(1,266)	(5,641)	(2,192)	(5,820)	(2,744)

Total payments	(10,094)	(2,552)	(10,301)	(2,960)	(10,099)	(4,011)

Gross claims reserves to be
paid, December 31	24,881	9,149	24,208	10,104	23,730	11,533

(a)	Changes in the scope of consolidation are mainly due to the transfer of UK Discontinued business from Property & Casualty to International Insurance (€1,142 million at January 1, 2002), the disposal of activities in Austria and Hungary (€234 million) and the removal or addition of entities accounted for by the equity method, principally Hong Kong Property & Casualty (€176 million), Direct Assurances (Spain €48 million) and Singapore Property & Casualty (€60 million).
Changes in the scope of consolidation in 2003 are mainly due to the transfer of the Health business in the UK from the Life & Savings segment to Property & Casualty (€124 million).
(b)	International Insurance currency fluctuations in 2002 are mainly due to World Trade Center insurance reserves (accounted for in U.S. dollars).

U.S. Terrorist attacks on September 11, 2001

Our losses arising from insurance claims in connection with the terrorist attacks on September 11, 2001 had a negative effect on our net income in 2001 and 2002. In 2004 and 2003, there was no material impact of the cost of the September 11, 2001 claims apart from the effect of exchange rate. The estimated cost for AXA RE for the year ended December 31, 2002, amounted to €903 million (before tax and net of reinsurance), or €604 million net of tax and reinsurance.

Environmental pollution, asbestos and other exposures

In prior years, AXA issued insurance policies and assumed reinsurance for cover related to environmental pollution and asbestos exposure. Its insurance companies have been and continue to be involved in disputes regarding policy coverage and judicial interpretation of legal liability for potential environmental and asbestos claims. AXA has received and continues to receive notices of potential claims asserting environmental and asbestos losses under insurance policies issued or reinsured by AXA. Such claim notices are frequently merely precautionary in nature. There are significant uncertainties that affect the insurance companies’ ability to estimate future losses for these types of claims. However, AXA still carries out regular actuarial reviews to assess the adequacy of the loss provisions relating to these risks.

Under insurance and reinsurance contracts related to environmental pollution and asbestos, AXA paid claims and legal costs of €51 million related to environmental pollution in 2004 of which €35 million related to asbestos and €16 million related to environmental pollution (2003: €53 million and 2002: €45 million). At December 31, 2004, AXA had made cumulative payments relating to such contracts of €571 million of which €422 million related to asbestos and €149 million related to environmental pollution (2003: €536 million).

At December 31, 2004, AXA had insurance claim reserves (gross of reinsurance) of €1,021 million (of which €875 million related to asbestos and €146 million related to environmental pollution) or €914 million net of reinsurance of which €793 million related to asbestos and €121 million related to environmental pollution (2003: €944 million gross of reinsurance or €858 million net of reinsurance), including (i) €380 million for reported claims of which € 298 million related to asbestos and €82 million related to environmental pollution (2003: €365 million) and (ii) €641 million for IBNR (incurred but not reported) claims of which €576 million related to asbestos and €64 million related to environmental pollution (2003: €579 million). The IBNR liabilities are estimated and evaluated regularly based on information received by management.

16. Provisions for Risks and Charges

	(in euro millions)

	At December 31,
	2004	2003	2002

Deferred taxes (see note 23)	2,805	1,954	4,592

Pension obligations and other similar liabilities (see note 17)	2,713	2,726	2,865

Provision for restructuring costs	233	141	154

Provision for real estate companies	30	40	28

Other provisions	1,416	2,057	2,136

TOTAL	7,197	6,918	9,775

Pension obligations and other similar liabilities

Detailed information is provided in note 17 “Employee Benefit Plans”.

The pension plan liabilities are calculated based on the application of the preferential method under French regulations. It includes the total consolidated liability to be paid by the Group for its employees from retirement date (departure compensation, pension complement, medical cover and long-service benefits). The principal defined benefit pension plans relate to the following AXA operations at December 31, 2004: the UK, U.S., French and German insurance operations and Japanese Life & Savings operations, although smaller plans exist at most of AXA’s locations.

Provision for restructuring Costs

The provision for restructuring costs and charges thereto are presented in the tables below for the years indicated.

							(in euro millions)

		2004			2003			2002
	Provisions			Provisions			Provisions
	established	Other	Total	established	Other	Total	established	Other	Total
	in purchase	provisions		in purchase	provisions		in purchase	provisions
	accounting			accounting			accounting

Provisions at January 1,	29	112	141	38	116	154	144	224	368

Reclassification (a)	–	–	–	–	–	–	(89)	16	(74)

Additions to existing
provisions

Purchase accounting
adjustment	93	–	93	6	–	6	2	–	2

Through net income	169	18	186	7	24	31		26	26

Provisions utilized	(112)	(50)	(162)	(21)	(76)	(97)	(15)	(141)	(156)

Release of provision

Purchase accounting
adjustment

Through net income	(0)		(0)	(0)	(14)	(15)	(1)	(1)	(2)

Other changes	(15)	(10)	(26)	(1)	62	61	(2)	(7)	(10)

Provisions at
December 31,	164	69	233	29	112	141	38	116	154

(a)	In 2002, AXA Belgium reclassified €74 million of provision for restructuring costs into Pension obligations and other similar liabilities.

In 2004, the utilization of provisions established in purchase accounting mainly occurred in the US following the MONY purchase (€–98 million) and in the UK (€–11 million).

The increase in the provisions established in purchase accounting is mainly explained by the acquisition of MONY acquisition for €261 million, including €93 million through purchase accounting adjustment.

Most additions to other provisions (€18 million) have been booked in AXA RE (€11 million) following the job protection plan introduced in 2003.

In 2004, provisions for restructuring were utilized at AXA Versicherung (€22 million) and in Japan (€7 million) and were used in Australia and New Zealand (€4 million) and in the UK (€3 million). Other changes in 2004 arose from the impact of exchange rate movements on provisions booked in the US (€14 million) and a transfer of restructuring provisions from AXA Versicherung to provisions for employment benefits once the number of people taking early retirement was known (€7 million).

In 2003, the main part of purchase accounting provisions booked relate to AXA France Vie (€6 million). These restructuring costs provisions were transferred by AXA France Collectives, and were released in full during the year. Most of the other provisions (€24 million) took place in the USA, Japan and the UK.

In addition, €45 million of provisions were used for early retirement in France. €6 million of provisions for site restructuring were released. Provisions were also used for restructuring costs at AXA Financial (€12 million), in Australia and New Zealand (€6 million), in Belgium (€4 million) and in the UK (€1 million).

Other provisions

Other provisions include principally:

  The remaining €63 million (€483 million in 2003) balance of the provision set up in 2000 to offset the dilution profit realized by AXA Financial when acquiring Sanford Bernstein. In 2004, €420 million were released relating to the exercise of put options over 16.32 million Alliance Capital units by former Sanford Bernstein shareholders.
  The remaining €79 million balance on the provisions recorded in 2000 in connection with the sale of Banque Worms, (€43 million released in 2004).
  A provision of €170 million associated with the cost of settling/exchanging outstanding share options of AXA Financial. This provision decreased by €23 million in 2004 (€10 million at constant exchange rates) due to the exercise of some of these options.
  Provisions for the deferred compensation plans of AXA Financial (€167 million) and Alliance Capital (€120 million).
  €243 million of provisions for discounts on convertible bonds at AXA SA. These provisions have been recorded since 2002.

17. Employee Benefit Plans

Long–term liabilities of employee benefit plans are calculated according to the “preferred method” under French regulations (refer to note 2 “Significant accounting Policies”).

Defined contribution plans

The cost of the contributions paid is an expense in the statement of income, and amounted to €81 million for the year ended December 31, 2004.

Defined benefit plans

The assumptions for each plan are consistent with the economic features of the countries in which the liabilities lie.

The weighted–average assumptions used by AXA for pension plans in the principal regions in which AXA operates are as follows:

Current year calculation assumptions:	Europe	North America	Japan	Others

Pension benefit obligation – assumptions
at year-end

Discount rate	5.1%	5.8%	1.9%	6.6%

Salary increase for future years	3.5%	5.6%	0%	3.6%

Net periodic pension cost – assumptions
at beginning of year

Discount rate	5.5%	6.3%	1.1%	6.6%

Expected rate of return on plan assets	6.4%	8.3%	1.3%	7.5%

Salary increase for future years	3.6%	6.2%	0%	3.6%

Previous year calculation assumptions:	Europe	North America	Japan	Others

Pension benefit obligation – assumptions
at year-end

Discount rate	5.5%	6.3%	1.1%	6.6%

Salary increase for future years	3.6%	6.2%	0%	3.6%

Net periodic pension cost – assumptions
at beginning of year

Discount rate	5.5%	6.8%	2.3%	6.6%

Expected rate of return on plan assets	6.5%	8.4%	1.3%	8.2%

Salary increase for future years	3.5%	7.0%	0%	4.4%

Annual change in pension plan liabilities

A yearly evolution of the PBO (Projected Benefit Obligation) is made based on the following items:

  service cost (representing the increase in the PBO attributable to one year of additional service), interest cost (cost of one year less discount),
  benefits paid,
  actuarial gain or losses (change in long term assumptions, change in staff...), change in plans.

Given the long-term trend of employee benefit liabilities, the changes due to financial market variations and other actuarial gains or losses are amortized over the liability duration (approximately 15 years) for the amount which exceeds the 10% corridor (the greater of 10% of the present value of future benefits paid and 10% of the fair value of plan assets). They are brought into the income statement as an expense starting in the following accounting year.

Balance sheet information

The balance sheet information for employee benefits captures the difference between the Projected Benefit Obligation (“PBO”) and the market value of the corresponding invested plan assets, increased by the unrecognized gains or decreased by the unrecognized losses. When this difference is positive a contingency and loss reserve is booked within the balance sheet liability. When it is negative, an asset is recorded in the balance sheet.

The following table sets forth the change in benefit obligation and change in plan assets associated with various pension plan and post-retirement benefits sponsored by AXA. The amounts are recognized in the accompanying balance sheets as at December 31, 2004 and 2003.

			(in euro million)

	Pension benefits		Other benefits
	2004	2003	2004	2003

Change in benefit obligation:

Benefit obligation, beginning of year	8,609	8,762	524	567

Service cost	177	176	5	5

Interest cost	465	451	30	32

Amendments (including acquisitions)	336	(24)	69	(23)

Actuarial (gains) and losses	657	308	22	57

Benefits paid	(359)	(378)	(4)	(4)

Benefits directly paid by the employer	(100)	(70)	(26)	(28)

Effect of foreign currency fluctuation	(201)	(618)	(40)	(80)

Benefit obligation, end of year (A)	9,586	8,609	581	524

Change in plan assets:

Fair value of plan assets, beginning of year	5,526	5,531	8	7

Actuarial return on plan assets	553	728	0	1

Employer contributions	266	138	3	3

Employees contributions	14	16	2	2

Net transfer (including acquisitions)	280	(33)	0	0

Benefits paid	(359)	(378)	(4)	(4)

Effect of foreign currency translation	(151)	(476)	–	–

Fair value of plan assets, end of year (B)	6,129	5,526	9	8

Funded Status (B) - (A)	(3,457)	(3,083)	(572)	(516)

Unrecognised (gains) and losses	3,459	3,126	127	130

Net position	2	43	(445)	(386)

Recorded in the balance sheet for plans :			–	–
With a positive net position (Asset)	1,762	1,824
With a negative net position (Liability)	(1,761)	(1,781)	(445)	(386)

For pension plans where the fair value of plan assets exceeds the benefit obligation, the aggregate fair value of plan assets and aggregate benefit obligation were €21 million and €19 million respectively as at December 31, 2004. For pension plans where benefit obligation is in excess of the fair value of the plan assets, the aggregate fair value of plan assets and aggregate benefit obligation were €6,108 million and €9,567 million respectively as at December 31, 2004.

Net periodic benefit cost

The net periodic benefit cost, that is, the annual expense for employee benefits recorded in the income statement, for the years ended December 31, 2004, 2003 and 2002 is presented below:

					(in euro million)

	Pensions benefit			Other benefits
	2004	2003	2002	2004	2003	2002

Service cost	177	176	180	5	5	6

Interest cost	465	451	495	30	32	38

Expected return on plan assets	(426)	(435)	(524)	0	0	0

Amortization of unrecognized amounts	140	118	37	4	3	0

Settlement/Curtailment and Employee contribution	(13)	6	12	(2)	(6)	(1)

Net periodic benefit cost	344	316	201	36	34	43

The balance sheet evolution for a defined benefit plan is function therefore of:

  the accumulated cost recorded in the income statement,
  the accumulated benefits directly paid to the beneficiaries, and the accumulated employer contributions to the plan.
			(in euro million)

	Pension benefits		Other benefits
	2004	2003	2004	2003

Beginning of year net position	43	285	(386)	(441)

Net Periodic Benefit Cost	(344)	(316)	(36)	(34)

Benefits paid by the Employer	100	70	26	28

Employer Contributions	280	138	3	3

Acquisitions and dispositions	(62)	–	(82)	–

Effect of foreign currency fluctuation	(16)	(133)	30	58

End of the year net position	2	43	(445)	(386)

For MONY employee benefit plans, the fair value at acquisition date became new cost basis for post–acquisition accounting. This was accomplished by revaluation of the liabilities using the AXA U.S. operation current assumptions as of the acquisition date, including recognition of any previously deferred actuarial gains and losses formerly not recognized. Any prepaid pension asset was eliminated in connection with these revaluations.

The overall amount of liabilities recorded in the balance sheet for pension benefits and other similar obligations are the following:

	(in euro million)

	2004	2003

Negative net position:

Pension benefits and other benefits	2,205	2,167

Other social liabilities	505	559

Total	2,710	2,726

In the above template, € 2,205 billion represents the sum of the negative net position of the pension benefits (€1,761 billion) and other benefits (€445 million). Other social liabilities are mainly pre-retirement benefits.

AXA uses December 31 measurement date for the majority of its pension plans and other post-retirement plans.

Near–term cash flows (Benefit Paid and Employer Contributions)

		(in euro million)

	Pension benefits	Other benefits

Estimated Future Benefits Paid (calculated on a PBO basis)

2005	489	40

2006	504	40

2007	523	39

2008	550	39

2009	569	39

5 years therafter	3,078	194

The estimated amount of 2005 employer contributions for pension benefits and other benefits is respectively €283 million and €32 million. These amounts also includes benefits directly paid by the employer. These amounts are subject to uncertainty as they will be driven by 2005 economics.

Plan asset mix at the end of year 2004

TOTAL PLAN ASSETS MIX

	Total Group	Europe	North America	Others

Equities	58%	53%	69%	58%

Bonds	34%	40%	23%	26%

Real Estate	5%	4%	7%	15%

Other	2%	3%	1%	1%

Total	100%	100%	100%	100%

Total in euro millions	6,138	3,976	1,961	201

As pension liabilities are of a long-term nature, a mixture of bond, equity, and real estate investments are used in the plan assets. It should be noticed that the percentage of equity is higher in the Anglo-Saxon countries where the investment strategy is often determined by Plan trustees. This mixture has some degree of volatility of returns, but over the long-term is expected to provide a higher return than pure bond investments, consistent with experience in the past.

The asset mixture is maintained close to the target level, with minor fluctuations over time due to the shifting market values of assets. The asset mix at the end of year 2005 should be very similar to the one presented above at the end of year 2004.

There are diverse methods to determine the expected long term rate of return across the Group given each areas specificities. Globally it is based on the historic returns adjusted for future expectations on each asset class and for the shift of asset mix. In addition, external consultants review or compute these assumptions for reasonableness in most countries.

Other employment benefits

AXA provides certain medical and life insurance benefits (“post-retirement benefits”) to qualifying employees, managers and agents who retire after having met certain age and service requirements. The life insurance benefits are related to age and salary at retirement. Similarly, MONY offers certain health care and life insurance benefits to retired employees and field underwriters of MONY Life. The expected costs of providing post-retirement benefit are accrued during the period that the employees earn such benefits. AXA funds post-retirement benefits costs as the benefits are utilized, and made post-retirement benefits payments of €30 million, €32 million and €40 million for the years ended December 31, 2004, 2003 and 2002, respectively.

The post-retirement benefits are principally in the US Life & Savings operations. In 1993, both AXA Financial and MONY announced a limit on the amount that would be contributed toward retiree healthcare. AXA Financial’s contribution limit was reached in 2003, and MONY’s limit was reached in 2002. As a result, no future health care cost trend rate was assumed in measuring any postretirement benefit obligation or related cost at and for the years ended December 31, 2004 and 2003, except for MONY’s dental plan, for which an assumed medical cost trend rate of 5% was applied. Therefore, an increase or decrease of 1% in the health care cost trend rate has no material impact on either the service or interest components of net periodic postretirement benefits costs or on the related accumulated postretirement benefit obligation.

On December 8, 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “MMA”) was signed into law. It introduced a prescription drug benefit under Medicare Part D that would go into effect in 2006 as well as a Federal subsidy to employers whose plans provide an “actuarially equivalent” prescription drug benefit, however, detailed regulations necessary to implement and administer the MMA have not yet been issued. Management and its actuarial advisors have not been able to conclude as yet whether the prescription drug benefits provided under AXA Financial’s and MONY’s retiree medical plans are actuarially equivalent to the new Medicare prescription drug benefits for 2006 and future years. Consequently, measures of the accumulated postretirement benefit obligations and net periodic postretirement benefit cost for these plans at and for the year ended December 31, 2004 do not reflect any amounts associated with enactment of MMA, including the subsidy.

18.   Non-subordinated debt instruments issued

	(in euro millions)

	At December 31,
	2004	2003

Financing Debt

AXA, The Company

Euro Medium Term Notes, 6.0%, due through 2013	1,008	1,350

ORANs (Bonds redeemable in shares or cash)	–	1,389

Commercial Paper	–	120

Other	5	9

AXA Financial, Inc.

Senior Notes, 7.75% due 2010	351	378

Senior debentures, 7.0% due 2028	255	276

Senior Notes, 6.5% due 2008	183	198

Senior Notes, 9.0% due 2004	–	237

Senior Notes MONY, 8,35% due through 2010	253	–

Senior Notes MONY Group Inc., due 2005	210	–

AXA UK Holdings

Guardian Royal Exchange Loan Notes, 6.625% due 2023	219	219

Equitable Life

Mortgage Notes, 4.92% due through 2017	257	277

Closed-Block Mony, 6.44%, due 2017	220

Other financing debt under €100 million each	3	6

Total financing debt	2,964	4,459

Operating Debt

Alliance Capital

Senior Notes, 5.625% due 2006	299	320

French banks

AXA Banque	8	41

AXA, the Company

Operating debts on behalf of its French, UK and German subsidiaries	215	162

Other Financial Services in France

Fond immobilier Paris office Funds (FIPOF)	61	62

Other operating debt under €50 million each	92	112

Total operating debt	675	697

TOTAL	3,639	5,156

Note: certain increases/decreases year on year are attributable to the impact of foreign exchange rates.

At December 31, 2004, aggregate maturities of non-subordinated debt issued by AXA and its subsidiaries based on required payment of principal at maturity was €925 million in 2005, €315 million in 2006, €0.5 million in 2007, € 213 million in 2008, €0.5 million in 2009 and €2,185 million thereafter.

The redemption on July 22, 2004 of ORAN (bonds redeemable in either shares or cash) issued by AXA in September 2003 to finance the MONY acquisition. Redemption took place through the issuance of one new ordinary AXA share for each ORAN, i.e. a total issuance amount of €1,389 million after elimination of intra-Group financing.

EMTNs issued in 2002 as part of the Euro Medium Term Note program were partly redeemed in 2004 (€312 million).

The redemption of all French Commercial paper (€120 million) and the maturing of AXA Financial’s senior bonds (€237 million) were partly offset by the consolidation of senior bonds by AXA Financial (€463 million) and Equitable Life (€220 million) as part of the MONY transaction.

AXA Financial, through AXA Equitable discontinued its commercial paper program concurrent with the maturity of its $350.0 million credit facility during the fourth quarter of 2004.

On July 9, 2004, AXA and certain of its subsidiaries entered into a €3.5 billion global credit facility and a $650 million letter of credit facility which mature July 9, 2009, with a group of 30 commercial banks and other lenders. Under the terms of the revolving credit facility, up to $500.0 million is available to AXA Financial, the parent of AXA Equitable.

AXA Financial through AXA Equitable has a $350.0 million, one year promissory note. The promissory note, which matures in March 2005, is related to wholly owned real estate. Certain terms of the promissory note, such as interest rate and maturity date, are negotiated annually.

At December 31, 2004 and 2003, the Company had pledged real estate of $307.1 million and $309.8 million, respectively, as collateral for certain short-term debt.

Of AXA’s total non-subordinated debt instrument obligations outstanding at December 31, 2004 of €3,639 million (2003: €5,156 million before accrued interest), the amount related to short-term debt was €599 million (2003: 2,355 million of which €1,389 million consisting of ORAN bonds).

19.   Amounts Owed to Credit Institutions

	(in euro millions)

	At December 31,
	2004	2003

Financing Debt

Other

Other financing debt under €50 million each	17	29

Total Financing Debt	17	29

Operating Debt

Other financial services in France

Compagnie Financière de Paris	–	17

AXA Banque	90	266

Other financial services in Germany

Colonia Bausparkasse	–	190

AXA Vorsorgebank	301	241

Other financial services in Belgium

AXA Bank Belgium	4,128	2,090

Others	–	2

Bank overdrafts	636	1,016

Total Operating Debt	5,155	3,822

TOTAL	5,172	3,851

Note: Certain increases/decreases year on year are attributable to the impact of foreign exchange rates.

In 2004, AXA SA repaid its credit lines of €380 million that were maturing. AXA Bank Belgium increased its operating debt by €2,037 million, mainly used to manage the liquidity of the Belgian banking business. AXA Germany reduced its operating debt by €190 million following the disposal of AXA Bausparkasse in 2004 and AXA Banque reduced its operating debt by €176 million.

AXA (the Company) had standby committed credit facilities at December 31, 2004 of € 6.1 billion (2003: €5.4 billion). These committed credit facilities consist of several different credit lines with interest rates based on the Euro Inter-Bank Offered Rate “EURIBOR” or on the London Interbank Offered Rate “LIBOR”. Their objective is to strengthen AXA’s financial flexibility and to support its liquidity risk management.

In 2003, the €1,167 million reduction in debt (from €5,017 million) was mainly due to the decreasing operating debt of AXA Banque (lower financing needs in 2003), the decrease of operating debt of Colonia Bausparkasse and AXA Bank Belgium (principally on deposit accounts).

Since 1998, Alliance has had a $425.0 million commercial paper program. In September 2002, Alliance entered into an $800.0 million five-year revolving credit facility with a group of commercial banks and other lenders. Of the $800.0 million total, $425.0 million is intended to provide back-up liquidity for Alliance’s $425.0 million commercial paper program, with the balance available for general purposes. Under this revolving credit facility, the interest rate, at the option of Alliance, is a floating rate generally based upon a defined prime rate, a rate related to the London Interbank Offered Rate (“LIBOR”) or the Federal funds rate. The revolving credit facility contains covenants that, among other things, require Alliance to meet certain financial ratios. Alliance was in compliance with the covenants at December 31, 2004. At December 31, 2004, no borrowings were outstanding under Alliance’s commercial paper program or revolving credit facilities.

Of the total amounts owed to credit institutions on a consolidated basis, nearly all of the arrangements are payable on demand.

20. Net Investment Result

The sources of net investment results are summarized as follows:

													(in euro millions)

	Years ended December 31,
	Insurance			Financial services (a)			Holding companies			Intersegment eliminations			Total
	2004	2003	2002	2004	2003	2002	2004	2003	2002	2004	2003	2002	2004	2003	2002

Net investment income on:

Fixed maturities	8,450	8,132	8,462	–	–	–	3	15	7	(47)	(17)	(17)	8,407	8,131	8,453

Equity investments	2,360	2,139	1,915	21	13	7	25	67	35				2,407	2,219	1,958

Mortgage, policy and other loans	1,228	1,276	1,528	–	–	–	8	9	7	(211)	(222)	(178)	1,025	1,063	1,357

Real Estate	744	764	824	1	(3)	2	(0)	(1)	(1)	(0)		(0)	745	761	825

Other invested assets	791	631	822	37	11	16	320	230	386	(337)	(153)	(215)	812	720	1,009

Interest expenses	(315)	(236)	(274)	(43)	(45)	(58)	(836)	(755)	(862)	478	333	361	(716)	(702)	(832)

Other investment expenses	(667)	(569)	(564)	(18)	(22)	(12)	(24)	(13)	(30)	214	84	96	(495)	(520)	(510)

Net investment income	12,592	12,137	12,714	(1)	(45)	(44)	(505)	(446)	(457)	97	26	47	12,184	11,671	12,260

Investment gains/(losses), net of valuation
allowances on: (b)

Fixed maturities	627	52	726	48	145	46	(7)	(4)	(10)	–	–	–	668	193	762

Equity investments	986	(136)	(5,457)	415	27	361	104	34	446	–	–	–	1,505	(74)	(4,650)

Mortgage, policy and other loans	(53)	(36)	(108)	0	0				(12)	–	–	–	(54)	(37)	(120)

Real Estate	691	224	557		3	10	0	0	1	–	–	–	691	227	567

Other	(47)	(3)	87	1	16	(41)	31	(7)	(1)	–	–	–	(16)	6	45

Net Investment gains/(losses)	2,203	101	(4,196)	464	191	376	128	23	424	–	–	–	2,796	315	(3,396)

Change in fair value of assets backing
contracts with financial risk borne by
the policyholders (unit–linked)(net)	10,583	14,949	(17,576)	–	–	–	–	–	–	–	–	–	10,583	14,949	(17,576)

Net investment result(b)	25,378	27,187	(9,058)	463	146	331	(376)	(423)	(33)	97	26	47	25,562	26,935	(8,713)

(a)	Amounts do not include investment income and investment expenses from the banking operations, which are included in “Revenues from banking activities” and in “Bank operating expenses” in the consolidated statements of income. Also, depreciation expense related to real estate held by AXA’s real estate companies is excluded in the above presentation, as also included in “Bank operating expenses”.
(b)	Includes realized investment gains and losses and unrealized investment gains and losses on assets accounted for as trading, including losses on assets supporting the UK “With-Profit” business, of €1,694 million in 2004 and €1,134 million in 2003.

									(in euro millions)

	Years ended December 31,
	Life & Savings			Property & Casualty			International Insurance			Total Insurance
	2004	2003	2002	2004	2003	2002	2004	2003	2002	2004	2003	2002

Net investment income

Fixed maturities	7,334	7,084	7,336	868	787	849	249	261	278	8,450	8,132	8,462

Equity investments	1,968	1,762	1,545	364	353	348	29	24	23	2,360	2,139	1,915

Mortgage, policy and other loans	1,145	1,196	1,385	40	51	113	42	29	30	1,228	1,276	1,528

Real Estate	603	621	667	123	134	139	19	8	18	744	764	824

Other invested assets	602	455	678	147	113	75	42	64	69	791	631	822

Interest expenses	(227)	(152)	(183)	(23)	(38)	(53)	(65)	(46)	(38)	(315)	(236)	(274)

Other investment expenses	(482)	(427)	(431)	(154)	(121)	(94)	(30)	(21)	(38)	(667)	(569)	(564)

Net Investment Income	10,943	10,539	10,997	1,364	1,279	1,375	286	319	342	12,592	12,137	12,714

Net Investment gains/(losses), net of valuation allowances on: (a)

Fixed maturities	584	(7)	532	10	5	88	33	53	106	627	52	726

Equity investments	1,020	150	(5,047)	(97)	(273)	(298)	63	(13)	(113)	986	(136)	(5,457)

Mortgage, policy and other loans	(51)	(36)	(106)	(2)	(1)	(1)	–	–	(0)	(53)	(36)	(108)

Real Estate	635	156	474	56	68	75	0	(0)	8	691	224	557

Other	(43)	21	43	(9)	(4)	(9)	5	(20)	53	(47)	(3)	87

Net Investment gains/(losses)	2,144	285	(4,105)	(42)	(204)	(145)	101	20	54	2,203	101	(4,196)

Change in fair value of assets backing
contracts with financial risk borne by
the policyholders (unit–linked) (net)	10,583	14,949	(17,576)	–	–	–	–	–	–	10,583	14,949	(17,576)

Net investment result	23,670	25,773	(10,684)	1,322	1,075	1,230	386	339	396	25,378	27,187	(9,058)

(a)	Includes realized investment gains and losses and unrealized investment gains and losses on assets accounted for as trading, including assets supporting the UK With-Profit business of €1,694 million (2003: €1,134 million).

As in 2003, 2004 benefited from good performance in the financial markets, with two principal impacts on the net investment result:

  The higher market value of assets backing contracts with financial risk borne by policyholders (unit-linked) had a € 10.6 billion positive impact on the net investment result of Life & Savings insurance companies (2003: € 14.9 billion and 2002: €–17.6 billion).
  Capital gains, net of valuation allowances, totaled €2.8 billion, as opposed to €315 million in 2003 and net capital losses of €3.4 billion in 2002. These figures included a €1.7 billion impact (2003: €1.1 billion, 2002:€–3.4 billion) from the change in market value on “With-Profit” assets in the U.K. (accounted for at market value in the balance sheet, excluding the positive impact of investment revenues), lower valuation allowances for the impairment of equity securities and investment funds (€388 million versus €1,982 million in 2003 and €1,147 million in 2002), and a €1,750 million total release from valuation allowances in 2004 (2003: €890 million, 2002: €980 million).

In addition:

In the Netherlands, the holding achieved the disposal of the former Dutch brokerage company Unirobe on January 2, 2004 resulting in a capital gain of €104 million.

In United States, an exceptional profit in Alliance Capital as a result of the partial release (€+420 million) of the provisions set-up in 2000 to offset the dilution gain realized when Alliance Capital acquired Sanford Bernstein. This release was due to the buy-back, in 2004, of 16.32 million private units to the former shareholders of Sanford C. Bernstein, Inc. after they exercised their liquidity put option. It generated an additional goodwill, entirely amortized over the period (€308 million). Moreover, an exceptional profit in the AXA Financial holding (pre-tax gain on disposal of the discontinued Investment Banking and Brokerage segment of €65.8 million, or €42.8 million net of Federal income taxes). The gain resulted from the reduction of state tax liabilities related to the 2000 sale of Donaldson, Lufkin & Jenrette, Inc.

In Germany, AXA announced on April 20, 2004 the disposal of AXA Bausparkasse building society resulting in a capital loss of €–27 million, net group share, of which €–11 million in the Life company.

In Belgium, AXA sold its subsidiary Créalux. The resulting capital gain booked in 2004 was €17 million.

Unit Linked French Savings contracts

Unit Linked French Savings Contracts (ACAV and ACAVI) are supported by investments in the form of assets separately accounted for, either directly held assets, mutual funds or real estate funds (collectively referred to as “funds”) generally created and managed by AXA. Real estate funds mostly consist of non-listed real estate companies or real estate joint ventures. The funds then issue shares at fair value, which form the underlying investments of Unit linked French Savings Contracts.

When AXA establishes such a fund, the insurance Company’s General Account contributes cash or other assets, generally in the form of securities or real estate, to the fund in exchange of all of the shares of the fund. When securities or real estate assets are contributed to the funds, a gain or loss is recognized in the AXA’s financial statements corresponding to the difference between the estimated fair value of the securities or real estate transferred and AXA’s historical carrying value of such assets at the date of transfer.

When Unit linked French Savings Contracts are written, shares of the funds supporting such contracts are transferred from the General Account to the corresponding assets backing contracts with financial risk borne by policyholders on a first-in, first-out basis and a gain or loss is recognized by AXA through its General Account for the difference between the fair value of the fund shares at the operation date and their carrying value. The annual fund income related to the Policyholders’ holding is credited to the policyholders by creating corresponding additional fund units (generally transferred from the General Account to the asset backing contracts with financial risk borne by policyholders for the credited amount). At contract maturity or redemption, fund shares are transferred back to the General Account, at fair value which is the new cost basis for transferred shares. Such shares are generally held in the General Account as equity investments or real estate, as appropriate, pending additional Unit linked French Savings Contracts (either new contracts or increased balances) are written; those shares can be held for investment, be sold or be redeemed at fair value by the issuing fund. Fair value of fund shares is determined at least annually for real estate funds and up to daily for mutual funds.

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

The components of reinsurance ceded, net, as presented in the consolidated statements of income, are summarized as follows:

													(in euro millions)

	Years ended December 31,
	Life & Savings			Property & Casualty			International Insurance			Intersegment eliminations			Total Insurance
	2004	2003	2002	2004	2003	2002	2004	2003	2002	2004	2003	2002	2004	2003	2002

Premiums ceded and retroceded	(820)	(740)	(809)	(991)	(1,058)	(1,172)	(1,035)	(1,407)	(1,865)	169	132	169	(2,678)	(3,073)	(3,678)

Change in unearned premium reserve ceded	29	95	139	(25)	18	(39)	(137)	5	(60)	46	5	10	(87)	123	49

Insurance benefits and claims ceded	717	672	885	221	432	840	667	494	716	(218)	(131)	(110)	1,388	1,467	2,331

Commissions received from reinsurers	91	57	73	131	114	142	105	208	572	(13)	(8)	(12)	314	371	774

REINSURANCE CEDED, NET	17	84	288	(665)	(495)	(229)	(401)	(701)	(638)	(15)	(1)	57	(1,064)	(1,113)	(523)

In 2004, the strong increase in reinsurance ceded in the International Insurance business was partly offset by a decrease in Property & Casualty and Life & Savings segments. In Property & Casualty insurance, the fall in reinsurance ceded mainly concerned France, and resulted from reduced claims recovery due to improved gross claims experience (mainly in natural catastrophes) and the increased use of non-proportional treaties. In International Insurance, the improvement in reinsurance ceded results took place mainly at AXA RE, and was due to high claims recovery as a result of major losses in 2004 (particularly U.S. hurricanes and typhoon Songda in Japan).

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

The following table provides an analysis of premiums written and earned for AXA’s three insurance segments for the periods indicated.

(in euro millions, except for percentages)

	Years ended December 31,
	2004	2003	2002

Life & Savings

Direct premiums	44,312	42,342	46,351

Reinsurance assumed	1,930	3,944	1,696

Reinsurance ceded	(811)	(727)	(787)

Net Life & Savings Premiums	45,431	45,559	47,260

Reinsurance assumed as a percentage of net premiums written	4.2%	8.7%	3.6%

Property & Casualty

Direct premiums written	17,536	16,655	15,569

Reinsurance assumed	273	408	367

Reinsurance ceded	(911)	(995)	(1,111)

Net Property & Casualty Premiums Written	16,899	16,068	14,825

Reinsurance assumed as a percentage of net premiums written	1.6%	2.5%	2.5%

Premiums earned	17,560	16,832	15,628

Reinsurance ceded (earned)	(917)	(977)	(1,138)

Net Property & Casualty Premiums Earned	16,643	15,855	14,491

International Insurance

Direct premiums written	1,036	1,180	1,276

Reinsurance assumed	2,320	2,776	4,464

Reinsurance ceded	(834)	(1,199)	(1,641)

Net International Insurance Premiums Written	2,522	2,757	4,099

Reinsurance assumed as a percentage of net premiums written	92.0%	100.7%	108.9%

Premiums earned	3,633	4,512	5,681

Reinsurance ceded (earned)	(941)	(1,202)	(1,707)

Net International Insurance Premiums Earned	2,692	3,310	3,974

AXA evaluates the financial condition of its reinsurers to minimize its exposure to significant losses from reinsurer insolvencies. Significant reinsurance amounts recoverable on paid and unpaid losses are secured by letters of credit or assets deposited with AXA or in trusts on behalf of AXA.

AXA regularly conducts analyses of its reinsurance exposure and concentration risks. Ceded exposure is defined as the total of ceded reserves plus current account balances, less reserves covered (including any cash deposits, letters of credit, endorsements and any kind of guarantees). As at December 31, 2004, only the two following reinsurance groups represented individually more than 10% of the total group ceded exposure: Swiss Re Group and Berkshire Hathaway.

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

								(in euro millions)

	Years ended December 31, 2004
						Other
	Life &	Property &	International	Total	Asset	financial	Holding	Intersegment
	Savings	Casualty	Insurance	Insurance	Management	services	companies	eliminations	TOTAL

Insurance acquisition
expenses (a)	(2,888)	(3,085)	(283)	(6,256)	–	–	–	17	(6,239)

Acquisition costs (b)	(4,092)	(3,223)	(287)	(7,601)	–	–	–	17	(7,584)

Insurance claims
expenses (c)	(341)	(858)	(509)	(1,708)	–	–	–	4	(1,704)

Investment
management
expenses (d)	(120)	(26)	(7)	(153)	–	–	–	23	(129)

Administrative
expenses	(2,885)	(1,746)	(339)	(4,971)	(2,589)	(280)	(99)	234	(7,704)

TOTAL BEFORE
INTERSEGMENT
ELIMINATIONS	(7,438)	(5,853)	(1,142)	(14,433)	(2,589)	(280)	(99)	279	(17,121)

Including:

Salaries and benefits	(2,284)	(1,386)	(282)	(3,951)	(1,193)	(124)	(144)	1	(5,412)

Depreciation	(150)	(435)	(14)	(598)	(62)	(13)	(24)	–	(697)

Commissions	(3,126)	(3,001)	(532)	(6,658)	–	–	–	28	(6,631)

Other charges	(1,879)	(1,032)	(315)	(3,225)	(1,334)	(143)	70	251	(4,381)

(a)	Represents total acquisition expenses as presented in the statement of income including amortization expense for value of purchased life business in-force (VBI) and the change in deferred acquisition costs (DAC), which is net of changes in unearned premium reserves.
(b)	Before amortization of value of purchased business in-force, the change in deferred acquisition costs and the change in unearned premium reserves.
(c)	Such costs are included within “insurance benefits and claims” in the consolidated statement of income.
(d)	Such costs are included within “net investment results” in the consolidated statement of income.

								(in euro millions)

	Years ended December 31, 2003

						Other
	Life &	Property &	International	Total	Asset	financial	Holding	Intersegment	TOTAL
	Savings	Casualty	Insurance	Insurance	Management	services	companies	eliminations

Insurance acquisition
expenses (a)	(2,797)	(2,727)	(290)	(5,814)	–	–	–	16	(5,798)

Acquisition costs (b)	(3,896)	(2,820)	(290)	(7,007)	–	–	–	16	(6,991)

Insurance claims expenses (c)	(339)	(914)	(731)	(1,984)	–	–	–	4	(1,980)

Investment management
expenses (d)	(203)	(26)	(7)	(236)	–	–	–	75	(161)

Administrative expenses	(2,457)	(1,865)	(313)	(4,635)	(2,769)	(323)	(93)	253	(7,567)

TOTAL BEFORE
INTERSEGMENT
ELIMINATIONS	(6,895)	(5,625)	(1,341)	(13,861)	(2,769)	(323)	(93)	348	(16,699)

Including:

Salaries and benefits	(2,085)	(1,800)	(301)	(4,185)	(1,089)	(144)	(136)	1	(5,554)

Depreciation	(187)	(63)	(21)	(271)	(71)	(12)	(17)	–	(371)

Commissions	(2,773)	(2,703)	(756)	(6,232)	–	–	–	31	(6,201)

Other charges	(1,850)	(1,060)	(263)	(3,173)	(1,609)	(166)	59	316	(4,573)

(a)	Represents total acquisition expenses as presented in the statement of income including amortization expense for value of purchased life business in-force (VBI) and the change in deferred acquisition costs (DAC), which is net of changes in unearned premium reserves.
(b)	Before amortization of value of purchased business in-force, the change in deferred acquisition costs and the change in unearned premium reserves.
(c)	Such costs are included within “insurance benefits and claims” in the consolidated statement of income.
(d)	Such costs are included within “net investment results” in the consolidated statement of income.
								(in euro millions)

	Years ended December 31, 2002

						Other
	Life &	Property &	International	Total	Asset	financial	Holding	Intersegment	TOTAL
	Savings	Casualty	Insurance	Insurance	Management	services	companies	eliminations

Insurance acquisition
expenses (a)	(2,806)	(2,754)	(351)	(5,912)	–	–	–	20	(5,891)

Acquisition costs (b)	(3,775)	(2,806)	(351)	(6,932)	–	–	–	20	(6,911)

Insurance claims expenses (c)	(382)	(932)	(1,041)	(2,355)	–	–	–	5	(2,349)

Investment management
expenses (d)	(248)	(33)	(11)	(292)	–		–	126	(166)

Administrative expenses	(2,868)	(1,658)	(367)	(4,892)	(2,952)	(335)	(177)	259	(8,098)

TOTAL BEFORE
INTERSEGMENT
ELIMINATIONS	(7,273)	(5,429)	(1,769)	(14,471)	(2,952)	(335)	(177)	411	(17,525)

Including:

Salaries and benefits	(2,241)	(1,748)	(288)	(4,277)	(1,237)	(150)	(61)	–	(5,724)

Depreciation	(240)	(64)	(26)	(330)	(73)	(15)	(11)	–	(429)

Commissions	(2,559)	(2,690)	(1,088)	(6,337)	–	–	–	32	(6,305)

Other charges	(2,234)	(928)	(367)	(3,528)	(1,642)	(171)	(105)	378	(5,066)

(a)	Represents total acquisition expenses as presented in the statement of income including amortization expense for value of purchased life business in-force (VBI) and the change in deferred acquisition costs (DAC) net of changes in unearned premium reserves.
(b)	Before amortization of value of purchased business in-force, the change in deferred acquisition costs and the change in unearned premium reserves.
(c)	Such costs are included within “insurance benefits and claims” in the consolidated statement of income.
(d)	Such costs are included within “net investment results” in the consolidated statement of income.

23. Income Taxes

Analysis of income before income taxes as determined on a French GAAP basis split between that arising from the AXA’s French businesses (domestic sources) and that arising from AXA’s businesses outside of France (foreign sources):

(in euro millions)

Year ending December 31, 2004

France	1,145

Other countries	4,023

Total	5,167

A summary of the income tax (expense) benefit in the consolidated income statement is shown below:

		(in euro millions)

	Years ended December 31,
	2004	2003	2002

French income tax (expense) benefit:

Current	(452)	(202)	(19)

Deferred	90	(74)	(133)

Total French income tax (expense) benefit	(361)	(276)	(152)

Foreign income tax (expense) benefit:

Current	(624)	(27)	79

Deferred	(386)	(232)	(353)

Total foreign income tax (expense) benefit	(1,010)	(260)	(274)

TOTAL	(1,372)	(536)	(426)

The income taxes attributable to consolidated operations are different from the amounts determined by multiplying the pre-tax income by the French statutory income tax rate. The sources of differences from the statutory rate and the tax effect of each are as follows:

French GAAP reconciliation (statutory rate to effective rate):

		(in euro millions)

	Years ended December 31,
	2004	2003	2002

Statutory base rate	35.43%	35.43%	35.43%

Expected income tax (expense)/benefit	(1,465)	(617)	(609)

Reduction/(increase) in taxes resulting from:

Impact of different foreign statutory rates	97	85	5

Non taxable investment income	170	148	495

Non deductible operating losses	(279)	(275)	(271)

Utilization of losses carried forward	(2)	27	(38)

Impact of differences between the statutory tax rate and
the effective tax rate	106	96	(7)

INCOME TAX EXPENSE	(1,372)	(536)	(426)

Effective tax rate	33%	31%	25%

In 2004, there was €170 million of permanent differences on financial revenues and charges mostly relating to:

  definitive tax savings at AXA SA due to the deduction of previously non-deductible losses (€110 million), permanent differences of €–279 million related to (i) cumulative goodwill amortization and (ii) the partial release of the provision booked in 2000 on the dilution gain realized at the time of the Sanford Bernstein acquisition (€147 million),
  €106 million of differences in tax rate and the impact of changes in tax rates including (i) the change in the tax rate on France Vie and France Dommages (€28 million), (ii) the impact of the difference between the 30% theoretical tax rate and actual tax rate (between 0% and 30%) applied in the various UK Life & Savings entities (€54 million).

In 2003, the difference between the theoretical and actual tax charge was mainly due to the parent subsidiary tax regime in France (€82 million), and the release of a deferred tax liability in the United States following a review of deferred tax positions (€211 million), partly offset by a deferred tax depreciation in Japan (€149 million).

In 2002, a €152 million tax credit was recorded in the United Sates life operations following a settlement with the Internal Revenue Service that led to a favorable treatment of certain tax matters related to contracts with financial risk borne by policyholders (unit-linked).

An analysis of deferred tax attributable to shareholders is given below:

		(in euro millions)

	Net deferred tax asset/liability forma (a)
	At December 31,	At December 31,
	2004	2003

Investments	(368)	(266)

Insurance operations	(642)	(724)

Compensation and related benefits	401	299

Other	318	789

Including provision on deferred tax asset	(611)	(614)

TOTAL	(290)	98

Net Deferred Tax (liability)	(2,805)	(1,954)

Net Deferred Tax (assets)	2,515	2,053

(a)	As of 2004, deferred tax positions on the balance sheet are stated net at the level of the heads of local tax consolidation groups and distinct tax entities.

The components of deferred income taxes are as follows :
(in euro millions)

At December 31, 2004

Deferred tax assets

Insurance operations	1,261

Investments	655

Compensation and related benefits	476

Net operating loss carryforwards	1,059

Other	640

Deferred tax assets, gross	4,091

Valuation allowance on deferred tax assets	(621)

Deferred tax assets, net	3,470

Deferred tax liabilities

Insurance operations	1,902

Investments	1,023

Other	834

Deferred tax liabilities	3,760

Net deferred tax asset/ (liability)	(290)

Included in deferred tax liabilities per Balance sheet (a)	2,805

Included in deferred tax assets per Balance sheet (a)	2,515

(a)	Deferred tax positions on the balance sheet are stated net at the level of the heads of local tax consolidation groups and distinct tax entities.

At the end of 2004, the net deferred tax balance was €–290 million (2003: €+98 million). The €388 million decrease was mainly due to €338 million of deferred tax assets relating to foreign exchange hedging at January 1, 2004 being reclassified as shareholders’ equity in accordance with the accounting treatment of the underlying transaction.

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

At December 31, 2004, AXA’s consolidated deferred tax assets, net of valuation allowances, included tax benefits attributable to tax loss carryforwards of €609 million (2003: €595 million). The principal countries and entities with tax loss carryforwards at December 31, 2004 included Japan (€122 million vs. €153 million in 2003), the UK (€280 million vs. €330 million in 2003), Germany (€51 million), and Australia and New Zealand (€43 million vs. €10 million in 2003). These net operating loss carryforwards are included in income tax returns that are subject to examination by various tax authorities.

The total amount of net operating loss carry forwards was €609 million in 2004. 8% of this one expires within 2 and 5 years and 52% have a maturity date exceeding 10 years.

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

The continued fall in AXA’s average stock price from €17.8 to €14.1 on an average basis in 2003 meant that 35 million shares relating to stock options (2002: 37 million, 2001: 14 million on a proforma basis) were not included in the calculation of the weighted average number of shares on a fully diluted basis.

In 2004, taking into account AXA’s average stock price, 44 million shares relating to stock options were not included in the calculation of the weighted average number of shares on a fully diluted basis. This difference is mainly due to a new stock option plan (March 2004, relating to 10 million shares).

In addition, to finance the MONY acquisition, ORAN bonds were redeemed on July 22, 2004 through the issuance of one new ordinary AXA share (at a price of €12.75 versus the market price of €17.08) for each ORAN, i.e. a total issuance of 110,245,309 new AXA shares. According to Recommendation 27 of the Ordre des Experts Comptables (French accountants’ association), share issues carried out at a below-market price may give rise to an adjustment to the average number of shares during the period and in each period presented. As a consequence, the loss of value suffered by existing shares represents the existing shareholder’s theoretical subscription right, and the issue can be regarded as a free distribution of shares in the amount of the total value of subscription rights. An adjustment coefficient equal to the pre-transaction share price divided by the theoretical post-transaction value of the shares is applied to the average number of shares in issue in each period.

As a result of these factors, along with the anti-dilutive effect of convertible bond plans, the fully diluted number of shares is 1,910.8 million at December 31, 2004.

The detailed calculation of net income per ordinary share (basic and diluted) is provided below:

						(in euro millions except ordinary shares in millions)

	Years ended December 31,
	2004		2003 Pro–forma (a)		2003 As published		2002 Pro–forma (a)		2002 As published
	Ordinary	Net	Ordinary	Net	Ordinary	Net	Ordinary	Net	Ordinary	Net
	shares	Income	shares	Income	shares	Income	shares	Income	shares	Income

Net Income	1,845.23	2,519	1,790.12	1,005	1,763.66	1,005	1,762.18	949	1,736.13	949

Net Income Per Ordinary
Share (basic)	–	1.37	–	0.56	–	0.57	–	0.54	–	0.55

Effect of dilutive securities

Stock options	5.85	–	3.50	–	3.50	–	2.99	–	2.99	–

Bonds redeemable in shares
or cash (ORAN's)	59.72	–	22.97	–	22.97	–	–	–	–	–

Convertible bonds
(2.5% 1999–2014)	–	–	–	–	–	–	–	–	–	–

Convertible bonds
(3.75% 2000–2017)	–	–	–	–	–	–	–	–	–	–

Net Income attributable
to ordinary shares and
potentially dilutive
securities	1,910.79	2,519	1,816.59	1,005	1,790.12	1,005	1,765.17	949	1,739.12	949

Net Income Per Ordinary
Share (diluted)	–	1.32	–	0.55	–	0.56	–	0.54	–	0.55

(a)	Following any significant capital increase with a stock price lower than the market price, such an ORAN conversion in July 2004, average number of shares and consequently earning per share over each period can be restated to take into account this event according to French regulation.

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

			(in euro millions)

	At December 31,
	2004		2003
	Net Carrying	Fair value	Net Carrying	Fair value
	value		value

Financial Assets:

Fixed maturities	165,626	177,596	154,405	162,707

Equity investments, including holdings in mutual funds (a)	69,564	72,209	62,398	61,857

Mortgage, policy and other loans	18,255	18,815	17,248	17,838

Financial Liabilities:

Investment contracts	219,866	203,564	233,389	236,804

Short-term and long-term debt and borrowings
(including bank overdrafts)	8,811	8,938	9,007	9,139

Subordinated debt and mandatorily convertible bonds	9,235	9,294	8,453	8,516

(a) Excludes investments in participating interests.

Use of derivative investments

AXA primarily uses derivatives instruments for hedging purposes to manage risks, principally interest rate risk and foreign currency exposure.

				(in euro millions)

	2004			2003
	Net Book	Net income	Notional	Net Book	Net income	Notional
	Value	impact	amount	Value	impact	amount

Hedging derivative instruments	134	181	163,904	(225)	120	154,791

Futures/Forward	(100)	(65)	35,870	(559)	(132)	58,171

Options	(163)	(60)	32,053	30	(19)	16,956

Swaps	397	309	94,581	299	273	78,598

Other	0	(3)	1,401	6	(1)	1,065

Other operations	57	(26)	10,721	(16)	(54)	12,145

Financial instruments	191	155	174,625	(240)	66	166,936

At December 31, 2004, the notional amount of all derivative instruments totaled €174.6 billion (2003: € 166.9 billion). The estimated net fair value of these derivative instruments at December 31, 2004 totaled €2,060 million (2003: €1,384 million). The use of credit derivatives held in direct (i.e. without taking into account the credit derivatives managed through certain investment funds notably in Japan), is very limited and has no material impact on AXA’s consolidated balance sheet and income statement at December 31, 2004.

While notional amount is the most commonly used measure of volume in the derivatives market, it cannot be used as a measure of risk as the notional amount greatly exceeds the possible credit and market loss that could arise from such transactions. AXA is exposed to the credit risk of the counterparty to the derivative instrument. However, AXA has no credit risk related to notional principal amounts. The notional amounts do not represent the amounts actually exchanged by the parties and thus are not a measure of AXA’s exposure to the derivative instruments. AXA’s exposure can be measured through the market value of the derivative contract at a given point in time.

Derivative instruments accounted for as hedging derivatives

					(in euro millions)

	2004			2003
	Net Book	Net income	Notional	Net Book	Net income	Notional
	Value	impact	amount	Value	impact	amount

Futures/Forward	(100)	(65)	35,870	(559)	(132)	58,171

Currency futures/forwards	(216)	12	4,748	(568)	(126)	11,502

Other futures/forward	116	(76)	31,122	9	(6)	46,669

Options	(163)	(60)	32,053	30	(19)	16,956

Caps, Floors, Collars	(10)	(79)	29,766	12	(38)	15,851

Other options	(152)	19	2,286	17	19	1,105

Swaps	397	309	94,581	299	273	78,598

Rate swaps	201	215	72,536	217	214	64,899

Other swaps	196	93	22,045	82	59	13,699

Other	0	(3)	1,401	6	(1)	1,065

Hedging derivative instruments	134	181	163,904	(225)	120	154,791

AXA primarily uses derivative instruments for hedging purposes to manage risk, mainly interest rate risk and foreign currency exposures. The risk management and associated hedging strategies are determined and managed by AXA’s local operations in light of both local GAAP and French GAAP requirements. Such hedging strategies include (i) managing interest rate exposures on fixed maturity investments, long term debt and guaranteed interest crediting rates on insurance contracts, (ii) managing foreign currency exposures on foreign currency-denominated investments and liabilities, and (iii) managing liquidity positions (including the ability to pay benefits and claims when due) in connection with asset-liability management and local regulatory requirements for AXA’s insurance and banking operations.

At December 31, 2004, the notional amount, net fair value and net carrying value of derivative instruments used by the whole AXA Group totaled €163,904 million (2003: €154,791 million), €1,999 million (2003: €1,383 million) and €134 million (2003: €–225 million) respectively. The impact on AXA’s 2004 consolidated net income was a gain of €181 million (2003: a gain of €120 million).

At December 31, 2004 and based on notional amounts, (i) approximately 58% of the derivative instruments used for hedging purposes consisted of swap contracts, (ii) approximately 22% of the derivative instruments used for hedging purposes consisted of futures / forwards (principally other than foreign currency contracts), and (iii) 20% of the derivatives are options (Caps, Floors and Collars).

Swaps contracts

Swap contracts are agreements between two parties to exchange one set of cash flows for another. Payments are based on a notional amount. In connection with the use of such derivatives instruments, under French GAAP the balance sheet may include a net receivable or net payable at period-end for cash flow exchanges that have been accrued for but not yet settled as at period-end.

AXA uses primarily (i) interest rate swap contracts to manage cash flows on interest received on investments or interest payments on debt, and to a lesser extent (ii) currency swap contracts to manage foreign currency-denominated cash flows or investments. On a consolidated basis, the notional amount, net fair value and net carrying value of such instruments at December 31, 2004 was €94,581 million (2003: €78,598 million), €2,515 million (2003: €1,724 million) and €397 million (2003: 299 million) respectively. The net impact on AXA’s 2004 consolidated net income was a gain of €309 million (2003: a gain of €273 million). At December 31, 2004, interest rate swap contracts accounted for just over 77% of swaps used by AXA (based on notional amounts). Interest rate swaps are used in particular by (i) AXA (the parent company) to hedge its interest rate exposure on debt issued or amounts borrowed and (ii) AXA Bank Belgium mainly to hedge interest rate exposures in connection with its ordinary course of business to achieve an appropriate interest rate spread between the interest earning assets and the interest bearing liabilities. Currency swaps constitute another part of AXA’s hedging strategies to manage foreign currency cash flow exposures, and are primarily used by AXA (the parent company): in this respect, additional hedging of $4 billion was arranged in 2004. Finally, AXA Japan arranged cross currency swaps, particularly to replace the utilization of part of its foreign currency forward contracts.

Forward and future contracts

Forward and future contracts are contracts that obligate settlement at a specified price at a specified future date and can be either exchange or non-exchange traded.

On a consolidated basis, the notional amount, net fair value and net carrying value of such instruments at December 31, 2004 were €35,870 million (2003: €58,171 million), €–224 million (2003: €–103 million) and €–100 million (2003: €–559 million) respectively. The net impact on AXA’s 2004 consolidated net income was a charge of €65 million (2003: a charge of €132 million). Non-foreign currency related forward and future contracts accounted for 87% of these instruments (based on notional amounts), and were predominantly used by AXA’s French insurance operations and AXA Bank Belgium to hedge future operating margins. Additionally, AXA’s U.S. insurance operations use forward and futures contracts to hedge certain risks associated with the guaranteed minimum death benefit or guaranteed minimum income benefit features of certain annuity products. At December 31, 2004, products with these features had a total notional value €15,331 million and net amount at risk of €15 million. Foreign currency related forward and future contracts are primarily used in Japan to hedge foreign currency risk associated with foreign currency denominated fixed maturity security investments. In 2004, following the restructuring of the bond portfolio, direct utilization of forward contracts was reduced in Japan, with a move towards cross currency swaps.

Caps/floors

Interest rate caps and floors are option-like agreements where the seller agrees to pay to the counterparty an amount equal to the differential, based on a notional amount, between the interest rate of the specified index and the interest rate cap or floor. These products are used to hedge against interest rate increases (caps) or decreases (floors).

The notional amount, net fair value and net carrying value of such instruments at December 31, 2004 were €29,766 million (2003: €15,851 million), €–185 million (2003: €2 million) and €–10 million (2003: €–12 million) respectively. The net impact on income for 2004 was a loss of €79 million (2003: a charge of €38 million). These types of derivatives are used predominantly by AXA’s U.S. and French Life & Savings operations to hedge interest crediting rates on products with guaranteed rates of return and other interest-sensitive products. Income and expenses resulting from these hedges are generally reflected as an adjustment to interest credited to policyholders’ account balances. Any net premium paid on such contracts is amortized on a straight-line basis over the life of the contracts.

Other operations

AXA uses derivative instruments to manage the exposures of its assets and liabilities to interest rate, foreign currency and equity price risks in certain of its operations.

Some derivative instruments are used in connection with economic hedging activities that do not meet certain requirements for hedge accounting under French GAAP and, therefore, are accounted for as other operations.

At December 31, 2004, and in respect of derivative instruments accounted for as other operations, the notional amount and the net fair value was €10,721 million and €61 million, respectively (2003: €12,145 million and €1 million, respectively). The net impact on AXA’s consolidated net income was a charge of €26 million in 2004 (2003: a charge of €54 million); this excludes unrealized gains that are not recognized under French GAAP. The main AXA subsidiary that uses such instruments is AXA Bank Belgium, which uses principally euro-denominated forward rate contracts, as well as interest rate swaps in order to generate short-term trading profits in the ordinary course of its banking activities.

26. Off-Balance Sheet Commitments

In the normal course of business, AXA principally through its financial services operations enters into letters of credit for the purpose of facilitating certain financing transactions and for securing various margin requirements. Additionally, financial guarantees are provided to customers and other financial institutions. Such commitments are noted in the following table:

						(in euro millions)

	Years ended December 31,
	Received		Given
			2004					2003
			Due in	Due after	Due after
	2004	2003	one year	one year	three years	Due after	TOTAL	TOTAL
			or less	through	through	five years
				three years	five years

Commitments to finance

Financial institutions	7,821	7,120	5	8	52	16	81	69

Customers	–	4	2,390	0		88	2,478	1,803

Of which lines of credit	146	1,625	730	–	–	65	795	900

Guarantees

Financial institutions	234	518	33	483	297	917	1,730	1,991

Customers	2,573	2,479	69	171	3,471	758	4,468	4,489

Other

Pledged assets and
Collaterized commitments	10,191	9,266	4,202	5	5	844	5,055	3,668

Letters of credit	627	168	56		17	597	670	1,097

Commitments on sales
currently processed		23

Commitments related to
construction		4	43	98	5	6	152	155

Other commitments	2,931	1,523	359	343	154	3,461	4,316	4,453

TOTAL	24,377	21,103	7,155	1,108	4,000	6,686	18,950	17,723

Off-balance sheet commitments received by AXA totaled €24,377 million at December 31, 2004, an increase of €3,274 million compared to 2003. This increase was mainly due to pledged assets and collateralized commitments (up €926 million), other commitments received (up €1,408 million) and commitments to finance (up € 697 million), and breaks down as follows:

Financing commitments received totaled €7,821 million at December 31, 2004 (2003: €7,124 million), and consisted mainly of:

  AXA SA credit lines (€6,058 million),
  commitments relating to the €312 million of commercial paper issued by Alliance Capital in 1998, with an extension of €73 million in 1999 and a cash facility of around €422 million,

  bank credit facilities granted to AXA Life Japan as part of its Life & Savings operations (€430 million), the U.S. holding company’s share in a Group cash facility since July 9, 2004 (€367 million), credit facilities received by AXA RE from cedants as part of its reinsurance operations (€95 million).

The €701 million increase in commitments to finance compared to 2003 is mainly due to the €638 million increase in AXA SA credit facilities.

Guarantee commitments totaled €2,807 million (2003: €2,996 million) and consisted mainly of guarantees received from customers of Life & Savings entities (€1,437 million) and Belgian banking entities (€1,139 million) in the form of third-party pledges and mortgages on buildings relating to customer loans.

The fall of €189 million was mainly due to a reduction in letters of credit representing AXA Corporate Solutions Assurance’s reinsurance commitments.

Pledged assets and collaterized commitments totaled €10,191 million at December 31, 2004 (2003: € 9,266 million).

Pledged assets represent technical commitments made by reinsurers, mainly to French Life & Savings companies (€259 million) and AXA Corporate Solutions Assurance (€217 million). The €826 million fall in these commitments follows the reclassification of commitments consisting of life insurance contracts used to back loans granted by French banks into the “other commitments received” category.

Collaterized commitments totaled €9,595 million at December 31, 2004 (2003: €7,844 million) and are mainly mortgage collateral given by customers of AXA Bank Belgium on home loans and other professional loans (€9,576 million). They increased by €1,752 million mainly due to higher production of home loans.

Other commitments totaled €2,931 million at December 31, 2004 (2003: €1,523 million), an increase of €1,408 million. This amount breaks down as follows:

   €863 million of securities managed by AXA France Vie on behalf of provident societies (third-party management), a rise of €86 million compared to 2003,
   €347 million of loans of securities to third parties by French life insurance companies. The increase of € 217 million is in line with the growth observed in this business, commitments received by AXA RE mainly: €146 million of guarantees relating to forward currency transactions, €54 million transfer commitment of AXA RE on two real estate funds managed by AXA Reim, French Development Venture 2 (FDV 2) and European Logistics Income Venture, and €298 million of notional amounts of commitments received on ABR products,
  €826 million of commitments backing life insurance contracts used as collateral for loans granted by French banks, classified as pledged assets in 2003,
   €91 million of collateral received by AXA Bank Belgium as part of its cash management activities, (€–280 million compared to 2003).

Letters of credit totaled €627 million at December 31, 2004 (2003: €168 million), up €459 million compared to 2003 Letters of credit mainly consists of €477 million of new letters of credit relating to the U.S. reinsurance business.

Off-balance sheet commitments given by AXA totaled €18,950 million at December 31, 2004 (2003: € 17,723 million). This increase resulted from higher pledged assets and collaterized commitments (up

€1,387 million), partly offset by a decrease in letters of credit (down €427 million) and a lower level of guarantee (down €220 million).

Commitments to finance given totaled €2,559 million at December 31, 2004 (2003: €1,872 million) consisting mainly of:

  €2,478 million of commitments to customers (2003: €1,803 million), comprising €1,175 million of commitments relating to home loans made by AXA Bank Belgium (up €276 million due to higher production of home loans), € 592 million of credit facilities and overdraft authorizations granted by French banks to their customers (up €66 million due to growth in this business) and around €711 million of new commitments representing the commitment for MONY subsidiary Advest relating to transactions carried out with or on behalf of institutional customers. These increases were offset by AXA Versicherung’s withdrawal from unlisted companies in 2004, which cancelled the related financial commitments (€313 million in 2003).
   €81 million of commitments to credit institutions (2003: €69 million) consisting mainly of €43 million of guarantees given on loans granted to French general agents and €27 million of real estate commitments received by AXA France IARD. These guarantees were stable compared to 2003.

Guarantee commitments totaled €6,198 million at December 31, 2004 (2003: €6,479 million), down € –281 million:

  Guarantee commitments given to financial institutions amount to €1,730 million at December 31, 2004 and are mainly made of €914 million of collateral and pledges given by AXA SA to credit institutions, €354 million of capital financing commitments given by AXA Financial (including MONY) to Limited Partnership, €250 million of investment guarantees given by the German holding company as part of the marketing of its real estate funds and €92 million of collateral given by Alliance Capital to a commercial bank in 2002 to guarantee some of Sanford Bernstein’s commitments.
  At December 31, 2003, these commitments totaled €1,991 million, or a €–261 million reduction mainly due to the reduction in guarantee commitments given by AXA Germany concerning the WTC claim (down €103 million).
  Guarantee commitments given to customers totaled €4,468 million at December 31, 2004 and mainly consisted of (i) €3,618 million of mutual fund performance guarantees provided by AXA Banque to funds managed by AXA IM, the fair value of this commitment was nil at December 31, 2004 and (ii) guarantees given by AXA Australia as part of its marketing of mutual funds, guaranteeing that customers will recoup their initial investment. These guarantee commitments were stable compared to December 31, 2003 (€4,489 million).

Pledged assets and real security interests totaled €5,055 million at December 31, 2004 (2003: €3,668 million).
Pledged assets consisted mainly of €296 million of collateral on derivatives given as part of the Japanese life insurance operations, €126 million of assets pledged by AXA Germany to WestLB to hedge a dollar-denominated reinsurance liability and €142 million of pledges given to cedants as part of AXA Re’s reinsurance operations.
Collaterized commitments totaled €4,389 million at December 31, 2004 (2003: €3,081 million) and mainly consisted of €3,382 million of securities pledged by AXA Bank Belgium to financial institutions in respect of operations with repurchase agreement, along with €689 million of collaterized commitments given to the National Bank of Belgium as security for clearing-house activities. They also included €318 million relating to a transfer by AXA Financial of a real estate asset as collateral for a short-term debt.

Overall, pledged assets and collaterized commitments given increased by €1,387 million due to the €1,332 million increase in securities pledged by AXA Bank Belgium, and the €115 million increase in pledged assets relating to Japanese entities’ derivative transactions, in line with increasing derivative volumes.

Letters of credit given totaled €670 million at December 31, 2004 and are mainly related to international insurance operations, particularly those of AXA RE Paris (€455 million) and AXA RE Finance (€93 million). Such commitments were given in 2001 in connection with future claims settlements arising from the U.S. terrorist attacks of September 11, 2001. The fall in letters of credit was in line with the lower revenues of AXA RE.

Other commitments given totaled €4,316 million at December 31, 2004 (2003: €4,453 million) and consisted mainly of:

  €503 million of commitments given on forward foreign exchange transactions (€152 million), €54 million transfer commitment of AXA RE on two real estate funds managed by AXA Reim, French Development Venture 2 (FDV 2) and European Logistics Income Venture, and €296 million on derivative products hedging ABR contracts. Commitments have been received for an equal amount on these contracts;
  €366 million of commitments on forward financial instruments in the French life insurance business;
  €72 million of compensation commitments granted by AXA France Assurances to a real estate promoter in the event of non motivated refusal to confirm the completion of work of a real estate operation;
  Commitments given by AXA France Vie to the Acacia special-purpose vehicle (€230 million in 2003) are now recognized through the consolidation of this vehicle in the 2004 consolidated financial statements;
  €107 million of commitments given by AXA Bank Belgium as part of its Money Market activity; the fall in these commitments reflecting the fall in cash management activity.

AXA has issued the following subordinated convertible debt instruments (i) €1,524 million 2.5% issued in February 1999 and due in 2014, and (ii) €1,099 million 3.75% issued in February 2000 and due in 2017. At maturity, if such debt instruments are not converted into ordinary shares of AXA, they will be redeemed by AXA at a price in excess of the original issue price per note. This difference totaled €1,049 million at December 31, 2004 after the allocation of a €245 million provision since December 31, 2002.

The scheme governing the financial reorganization of AXA Sun Life in 2001 (the “Scheme”) details arrangements under which assets from the inherited estate, attributed to AXA through the reorganization, may be transferred on a temporary or permanent basis to the “With-Profit” funds as required to support the capital requirements of these funds, as determined under the Scheme. In the case of a temporary transfer, assets and related investment income remain attributable to AXA since they will be returned when they are no longer required to support the capital requirements of the “With-Profit” funds, under the stringent tests set out in the Scheme. If all or part of the assets transferred are unlikely to be returned in the foreseeable future (taking into consideration the duration of in-force “With-Profit” policies), then the relevant part of the transfer would be designated permanent. Only a permanent transfer to the “With-Profit” funds would result in a charge against the profit and loss account. The maximum amount that could be transferred under the Scheme is capped at the market value of surplus assets in the nonprofit funds, which was £1.5 billion (€2.1 billion) at December 31, 2004, before taking into account the transfer described below. At December 31, 2004, this transfer amounted to £754 million (€1,069 million), corresponding to the total amount transferred on January 1, 2004 plus the corresponding financial revenues. According to the rules of the plan, an annual test must be carried out at least once every 12-month period, possibly resulting in an additional transfer. The test on January 1, 2005 is unlikely to result in an additional transfer. Current projections, consistent with management’s strategic plans, indicate that these cumulative transfers can reasonably be expected to be returned by the “With-Profit” funds over time and are therefore not permanent.

On September 12, 2001 an agreement was established between AXA and BNP Paribas for a period of three years, under which AXA guaranteed the liquidity of BNP Paribas’ holdings in ordinary shares of FINAXA. In connection with Alliance Capital’s acquisition of Sanford Bernstein in October 2000, former shareholders of Sanford Bernstein received 40.8 million unlisted private units in Alliance Capital, the liquidity of which has been guaranteed by AXA Financial since October 2002. In November 2002, former shareholders of Sanford Bernstein sold 8.16 million of these units to AXA Financial. In March and December 2004, they sold a total of 16.32 million units to AXA Financial. The remaining 16.32 million Alliance Capital units can be sold at a price based on the market value of an Alliance Holding Unit to AXA Financial or its designee. The right to sell expires in October 2010. Generally, Sanford Bernstein may exercice its right to sell only once per year and Sanford Bernstein may not announce its intend to sell until at least nine months have passed since it last made such an announcement.

AXA completed the sale of Banque Worms to Deutsche Bank on April 2, 2001. Under the term of this sale, AXA retained certain of Banque Worms’ business assets, including those related to discontinued business, as well as the majority of its investment securities. As of December 31, 2003, most of these assets have been sold. In addition, AXA provided a guarantee to Deutsche Bank covering certain loss incurred by Banque Worms in the event of payment default associated with loans transferred with Banque Worms in the transaction. In 2002 AXA and Deutsche Bank came under an agreement to terminate this guarantee with an immediate payment to Deutsche Bank and transfer to AXA’s subsidiary Compagnie Financière de Paris, of an additional loan portfolio. The payment had no impact on AXA’s consolidated financial statements for 2003 since it was offset by part of the provision established in 2001 in respect of current and future loss. Based on current available information, the remaining provision on the original amount of €79 million is appropriate to cover the residual risks including the additional loan portfolio.

In addition to other employment-related obligations, various AXA subsidiaries are required to indemnify their employees against certain liabilities and costs that they may incur from time to time in performing activities within the scope of their employment duties. These activities may include, for example, service as a director, officer, agent, general partner, or in a similar capacity for (i) an AXA Group company other than the employee’s principal employer or (ii) a company outside the AXA Group where service is at the request of (or for the benefit of) the Group (e.g. joint ventures, partnerships, or special-purpose investment companies or funds). The potential amount of compensation relating to commitments covered by these obligations cannot be evaluated with any certainty.

The Group also maintained its policy of hedging certain investments, along with exchange rate and interest risk, using derivatives. See Note 25 “Financial Instruments” for more details.

27. Special purposes vehicles

In the ordinary course of conducting business, AXA in the role of investment manager may act as investment adviser in certain asset-backed investment vehicles commonly known as collateralized debt obligations (“CDOs”). CDOs raise capital by issuing debt and equity securities and use the capital to invest in portfolios of interest-bearing securities. These vehicles are structured to take advantage of the yield differential between their assets and liabilities, including fees received and asset management fees spent. Any net losses of the CDO are borne first by the equity owners to the extent of their investments, and then by debt owners in ascending order of subordination. In addition, AXA’s operating entities may from time to time invest directly in some of these CDOs and in CDOs managed by third parties. AXA derives no direct benefit from the total assets within the CDOs other than its direct investment plus any investment management fees, if it is also the investment manager, and cannot utilize those assets in its operations. Neither the creditors nor the equity investors (if any) have any recourse against AXA. AXA’s maximum exposure to loss in these vehicles is limited to its investment and prospective investment management fees (where managed by AXA).

Similarly, AXA may also undertake specific transactions to securitize the value of specific assets on its books, such as real estate or premium receivables. All of these undertakings described in this note can be considered activities conducted through special-purpose vehicles (“SPVs”).

In accordance with CRC regulation 2004-03 of May 4, 2003, SPVs controlled in substance are now consolidated, with the exception of those covered by specific exclusions stated in section 1011 of regulation 2000-05.

At December 31, 2004, and under this regulation, the Acacia SPV was consolidated within the operations of AXA France Vie. The main impact of this was a €250 million increase in AXA’s other debts, and a parallel increase in receivables resulting from insurance operations. Other SPVs controlled in substance by the Group, resulting from sales of receivables and with the purpose of issuing securities whose redemption is backed by acquired receivables – known as Collateralized Debt Obligations or CDOs – are not consolidated. This is because their nature and activities are similar to those of mutual funds representing technical commitments to policyholders, in addition they are partly owned by mutual funds backing technical commitments, finally the risk supported by AXA is limited to its investment in these entities.

At December 31, 2004, the AXA investment in CDOs, being the carrying value included in its consolidated financial statements, totaled €456 million (2003: €200 million) with no additional funding commitments. At such date, these vehicles had total assets of roughly €8.8 billion (2003: €5.3 billion).

28. Litigation

Matters Directly Concerning the Company

On August 25, 1998, AXA and certain other European insurers signed a Memorandum of Understanding with certain U.S. insurance regulators and non-governmental Jewish organizations agreeing to the establishment of the International Commission on Holocaust Era Insurance Claims (“ICHEIC”). Since that time ICHEIC has been conducting an investigatory process to determine the current status of life insurance policies issued to Holocaust victims between 1920 and 1945 and has established a claims and valuation process designed to settle valid claims filed with the ICHEIC with respect to any such policies which remain unpaid. In July 2003, AXA reached a global settlement with various Jewish organizations and the ICHEIC covering the totality of its potential exposure outside of Germany (principally in France and Belgium) as well as its humanitarian contribution to ICHIEC. While the deadline for filing claims with the ICHEIC expired on December 31, 2003, the ICHEIC process and the treatment of claims filed prior to that date are ongoing and AXA continues to actively participate in the ICHEIC process. It is currently anticipated that the ICHEIC claims process should be completed by year-end 2005 and the ICHIEC will begin to wind-down its operations thereafter. In Germany, AXA’s German affiliates are involved in the implementation of the intergovernmental agreement on Holocaust matters reached during 2000 between Germany and the United States (the “German Foundation Initiative”) that settled all claims relating to the German insurance market. AXA also participates in Holocaust related initiatives undertaken by various European governments including in France where it participates in the Matteoli Commission and in Belgium where AXA’s Belgian affiliates participate in a similar body, the Buysse Commission.

In January 2002, Nationwide, a U.S.-based insurance company, commenced an arbitration proceeding before the International Chamber of Commerce in Paris relating to the sale by various AXA Group companies in January 1999 of Paneurolife, a Luxembourg company. Nationwide is seeking cancellation of the sale and/or damages in this proceeding following an investigation by the French judicial system of PanEuroLife for money laundering. A decision is expected before the end of 2005.

In February 2002, AXA and various of its subsidiaries were named as defendants in a lawsuit, Kyurkjian, et al. v. AXA, et al., which was filed in the United States District Court for the Central District of California on behalf of a purported class of plaintiffs composed of descendants of Armenians killed in the genocide of 1915. Plaintiffs have alleged in this lawsuit that such descendants are entitled to benefits under certain life insurance policies issued to Armenians living in Turkey by two insurance companies (now owned by the AXA Group) between 1880 and 1930. Plaintiffs have asserted that AXA, as well as these two insurance companies and/or their successors in interest, have failed to fulfill contractual and other obligations relating to such policies and have requested judicial relief, including unspecified compensatory and punitive damages. In April 2005, a similar suit containing substantially similar allegations was filed in the same California court against AXA and various of its subsidiaries.

To date, none of these matters has resulted in an award or settlement against AXA in an amount material to the consolidated financial position or results of operations of AXA, taken as a whole. Although the outcome of any lawsuit cannot be predicted with certainty, particularly in the early stages of an action, management believes that the ultimate resolution of these matters should not have a material adverse effect on the consolidated financial position of AXA taken as a whole. Due to the nature of such lawsuits and investigations, AXA’s management cannot make an estimate of loss, if any, or predict whether or not any of these matters will have a material adverse effect on AXA’s consolidated results of operations in any particular period.

Matters Concerning Company Subsidiaries

In addition to the matters set forth above, several AXA subsidiaries are involved in lawsuits (both class action and individual), investigations, and other actions (the “Subsidiary Litigations”) arising in the various jurisdictions where they do business. The Subsidiary Litigations include the following:

United States Matters

In the United States, AXA’s U.S. subsidiaries are involved in a number of lawsuits, investigations and other actions in various states. A detailed description of these matters involving AXA Financial, Inc. and its subsidiaries (including AXA Equitable and Alliance Capital) is included in the annual reports on Form 10-K for the year ended December 31, 2004 and subsequent reports on Form 10-Q, respectively, of AXA Financial, Inc. (SEC file no. 1-11166), AXA Equitable (SEC file no. 0-25280) and Alliance Capital (SEC file no. 001-09818) filed with the SEC (collectively, the “Subsidiary SEC Reports”). The Subsidiary SEC Reports are publicly available and copies can be obtained through the SEC’s EDGAR system (www.sec.gov), at the SEC’s public reference rooms at 450 Fifth St., N.W., Washington, D.C. 20549 or at the SEC’s other public reference rooms in New York and Chicago, or on the websites of these companies.

Among the matters discussed in the Subsidiary SEC Reports are the following matters concerning AXA Financial, AXA Equitable and Alliance Capital:

AXA Financial and AXA Equitable Matters

A number of lawsuits have been filed against life and health insurers in the United States and certain other jurisdictions involving insurers’ sales practices, alleged agent misconduct or misrepresentation, failure to properly supervise agents and other matters. Some of the lawsuits have resulted in the award of substantial judgments against insurers (including material amounts of punitive damages) or in substantial settlements. In certain jurisdictions, juries have substantial discretion in awarding punitive damages. AXA Equitable and certain of its subsidiaries are involved in such sales practices litigation, as well as other unrelated litigation. In addition, AXA Equitable and certain of its affiliates are defendants in an action commenced in Federal District Court in Illinois by American National Bank and Trust Company of Chicago as trustee for Emerald Investments LP (“Emerald”) alleging, among other things, that defendants (i) in connection with certain annuities issued by AXA Equitable, breached an agreement with the plaintiffs involving execution of mutual fund transfers, and (ii) wrongfully withheld withdrawal charges in connection with termination of these annuities. In this case, plaintiffs seek substantial lost profits and injunctive relief, punitive damages, attorney’s fees and return of withdrawal charges. Subsequently, two additional lawsuits, involving AXA Equitable, Emerald and DH2, Inc., an entity related to Emerald Investments LP, have been filed in the same court. One of them, filed by AXA Equitable, arises out of the same facts. Emerald, defendant in this case, counterclaimed alleging common law fraud, violations of several Federal and state laws relating to securities and consumer protection and seeks unspecified amount of money damages, punitive damages and attorney’s fees. In September 2004, the Court dismissed AXA Equitable’s action and retained jurisdiction over Emerald’s counterclaims in that action. The other lawsuit, filed by DH2, Inc. against AXA Equitable and EQ Advisors Trust, asserts breach of contract and breach of fiduciary duty claims under Federal securities laws, and misappropriation of trade secrets. In March 2005, the Court granted the defendants’ motion to dismiss, dismissing DH2’s claims for alleged violations of the Investment Company Act with prejudice and dismissing the remaining claims without prejudice on the ground that DH2 failed to state a claim under the Federal securities laws. In April 2005, DH2 filed a second amended complaint and in June 2005 all defendants filed a motion to dismiss the second amended complaint.

AXA Equitable is also involved in a putative class action entitled Stefanie Hirt, et al. v. The Equitable Retirement Plan for Employees, Managers and Agents, et al., which was filed against The Equitable Retirement Plan for Employees, Managers and Agents (the “Retirement Plan”) and The Officers Committee on Benefit Plans of Equitable Life, as Plan Administrator. The action was brought by participants in the Retirement Plan. Plaintiffs allege that the change in the pension benefit formula from a final average pay formula to a cash balance formula violates ERISA. In July 2004, the parties filed cross motions for summary judgment asking the court to find in their respective favors on plaintiffs’ claim that (1) the cash balance formula of the retirement plan violates ERISA’s age discrimination provisions and (2) the notice of plan amendment distributed by AXA Equitable violated ERISA’s notice rules. Following a hearing on the motions, the court ordered a limited amount of additional discovery to be conducted followed by a subsequent hearing. In April 2005, the court denied the cross motions for summary judgment without prejudice and set a proof hearing for August 2005.

Alliance Capital Matters

Alliance Capital Mutual Fund Trading Matters. In connection with investigations conducted by the SEC and the Office of the New York State Attorney General (“NYAG”) on practices in the mutual fund industry identified as “market timing” and “late trading” of mutual fund shares, Alliance entered into settlement negotiations in the fourth quarter of 2003 with both regulatory authorities and finalized the settlement agreements (each, an “Agreement”) in 2004.

Each such Agreements required Alliance Capital to establish a $250 million fund to compensate fund shareholders for the adverse effect of market timing, reduce its fees by 20% with respect to investment advisory agreements with Alliance Capital’s sponsored U.S. long-term open-end retail funds for a minimum of five years, commencing on January 1, 2004. In addition, both Agreements provided that the boards of the U.S. funds, all of which have already elected independent chairmen from among their independent directors, be comprised of 75% of independent directors and be assisted by a senior officer and/or any needed staff in their oversight of compliance, fiduciary issues and conflicts of interest.

Alliance Capital has implemented initiatives to address other matters related to the Agreements, including the formation of two new committees composed of executive management to oversee and resolve code of ethics and compliance-related issues, the creation of a company ombudsman to whom Alliance Capital employees may convey concerns about Alliance Capital business matters on a confidential basis, and commencing in 2005, and biannually thereafter, a compliance review of Alliance Capital by an independent third party. In addition, Alliance Capital engaged an Independent Compliance Consultant (the “ICC”) who conducted a comprehensive review of Alliance Capital’s supervisory, compliance and other policies designed to prevent and detect conflicts of interest, breaches of fiduciary duty and violation of law. The ICC submitted its report to the SEC in December 2004. Alliance Capital has implemented a number of the ICC’s recommendations and intends to implement them all by the end of 2005. In agreement with the SEC and the independent directors of the U.S. funds, Alliance Capital has retained Independent Distribution Consultant (“IDC”), to create a plan for the distribution of the $250 million fund to mutual fund shareholders. To the extent IDC concludes that the harm to mutual fund shareholders caused by market timing exceeds $200 million, Alliance Capital will be required to contribute additional monies to the restitution fund. The plan will be submitted to the SEC and Alliance Capital for approval. After the SEC and management of Alliance Capital approve the distribution plan, it will be published and the public will be afforded an opportunity to comment. After the comment period has ended, the SEC will issue an order approving the final plan. The timing of the distribution will be determined by the SEC and Alliance Capital expects this to occur during 2005.

Several lawsuits were filed against certain of Alliance Capital companies in connection with these investigations, some of which are described below.

On October 2, 2003, a purported class action complaint entitled Hindo, et al. v. AllianceBernstein Growth & Income Fund, et al. (“Hindo Complaint”) was filed against Alliance, certain of its officers and affiliates (“Alliance defendants”), and certain other defendants not affiliated with Alliance Capital, as well as unnamed Doe defendants. The Hindo Complaint was filed in the United States District Court for the Southern District of New York by alleged shareholders of two of the AllianceBernstein family of mutual funds (“AllianceBernstein Funds”). The Hindo Complaint alleges that certain of the Alliance defendants failed to disclose that they improperly allowed certain hedge funds and other unidentified parties to engage in “market timing” and “late trading” of AllianceBernstein Fund securities, violating Sections 11 and 15 of the United States Securities Act of 1933 (“Securities Act”), Sections 10(b) and 20(a) of the United States Securities Exchange Act of 1934 (the “Exchange Act”), and Sections 206 and 215 of the United States Investment Advisers Act of 1940. Plaintiffs seek an unspecified amount of compensatory damages and rescission of their contracts with Alliance Capital, including recovery of all fees paid to Alliance Capital pursuant to such contracts. Since October 2, 2003, 43 additional lawsuits making factual allegations generally similar to those in the Hindo Complaint were filed against Alliance Capital and certain other defendants, and others may be filed. Such lawsuits have asserted a variety of theories for recovery including, but not limited to, violations of the Securities Act, the Exchange Act, the Advisers Act, U.S. Investment Company Act of 1940 (the “Investment Company Act”), the Employee Retirement Income Security Act of 1974 (“ERISA”), certain state securities statutes and common law. All of these lawsuits seek an unspecified amount of damages.

On September 29, 2004, following the transfer of all cases to the United States, plaintiffs filed consolidated amended complaints with respect to four claim types: mutual fund shareholder claims; mutual fund derivative claims; derivative claims brought on behalf of Alliance Holding; and claims brought under ERISA by participants in the Profit Sharing Plan for Employees of Alliance Capital. All four complaints include substantially identical factual allegations, which appear to be based in large part on the SEC Order. Except for the claims in the mutual fund derivative consolidated amended complaint which are generally based on the theory that all fund advisory agreements, distribution agreements and 12b-1 plans between Alliance Capital and the Alliance Bernstein Funds should be invalidated, regardless of whether market timing occurred in each individual fund, because each was approved by fund trustees on the basis of materially misleading information with respect to the level of market timing permitted in funds managed by Alliance Capital, the claims asserted in the other three consolidated amended complaints are similar to those that the respective plaintiffs asserted in their previous federal lawsuits. All of these lawsuits seek an unspecified amount of damages.

In connection with the above-referenced market timing-related matters, Alliance Capital recorded charges totaling $330 million during the second half of 2003 in connection with establishing a $250 million restitution fund to compensate fund shareholders for the adverse effects of market timing in certain sponsored funds, and certain other matters. Alliance Capital paid $1 million during the first quarter of 2005 and has cumulatively paid $303 million related to these matters. However, Alliance Capital cannot determine at this time the eventual, timing or impact of these matters. Accordingly, it is possible that additional charges in the future may be required, the amount, timing, and impact of which cannot be determined at this time.

Alliance Enron Related Matters. Alliance Capital and a fund managed by an affiliate of Alliance Capital, the Alliance Premier Growth Fund, have been named in several lawsuits in the U.S. arising out of the Enron affair. These include an action filed in Florida state court by a former client, the Florida State Board of Administration (“SBA”), an action filed in Illinois state court on behalf of a purported class of persons or entities holding an interest in any portfolio managed by Alliance Capital’s Large Cap Growth Team, and several actions filed in Federal District Courts in New Jersey and Texas on behalf of purported classes of plaintiffs. The Florida action alleged, among other things, that Alliance breached its investment management agreement with the SBA, breached fiduciary duties, committed negligence, gross negligence and breach of contract and violated various Florida state laws in connection with its acquisition of Enron common stock for the SBA and sought rescission of certain stock purchases made by Alliance. The SBA sought more than $300 million in compensatory damages plus an unspecified amount of punitive damages. On April 18, a jury returned verdicts in favor of Alliance on all counts. The SBA has agreed that it will not appeal this decision. Two New Jersey actions have been brought on behalf of shareholders in the AllianceBernstein Premier Growth Fund, a fund managed by Alliance Capital that purchased Enron securities, against Alliance Capital and other defendants. One of them makes various allegations including that Alliance Capital violated the Investment Company Act, common law negligence, negligent misrepresentation and that Alliance Capital breached its duties of loyalty, care and good faith to the fund. In May 2005, the court granted Alliance Capital’s motion and dismissed the case. Alliance Capital is unaware of whether plaintiffs intend to appeal the court’s ruling. The other alleges violations of securities laws because the fund’s registration statements contained untrue statements of material facts and omitted material facts. Plaintiffs seek rescissionary relief or an unspecified amount of compensatory damages on behalf of a class of persons who purchased shares of Premier Growth Fund during the period October 31, 2000 through February 14, 2002. In December 2004, the court granted Alliance Capital’s motion and dismissed the case. In January 2005, plaintiff appealed the court’s decision. The Texas action alleges that Alliance Capital violated the Securities Act on the theory that Alliance Capital controlled the director of Alliance Capital’s general partner who also served on Enron’s board. This director signed an allegedly misleading registration statement used by Enron to sell $1.9 billion of debt securities. Plaintiffs seek rescission or a rescissionary measure of damages. The case is currently in discovery. Alliance Capital believes that these actions are without merit and intend to vigorously defend against these allegations. At the present time, Alliance Capital’s management is unable to estimate the impact, if any, that the outcome of these actions may have on Alliance Capital’s results of operations or financial condition.

Alliance Capital Illinois Class Action Complaint. The Illinois action, filed in October 1, 2003, alleges breach of contract claims and seeks rescissionary damages for all purchases of any non-1-rated stocks Alliance Capital made for Premier Growth Fund and other Large Cap Growth Team clients’ portfolio over the past eight years, as well as an unspecified amount of damages. Alliance Capital believes that these actions are without merit and intend to vigorously defend against these allegations. At the present time, Alliance Capital’s management is unable to estimate the impact, if any, that the outcome of these actions may have on Alliance Capital’s results of operations or financial condition.

Alliance Revenue Sharing Related Matters. Certain lawsuits were filed against Alliance Capital and other defendants challenging alleged revenue-sharing practices. Specifically, on June 22, 2004, a purported class action complaint entitled Aucoin, et al. v. Alliance Capital Management L.P., et al. (“Aucoin Complaint”) was filed against Alliance Capital, Alliance Holding, ACMC, AXA Financial, Alliance Bernstein Investment Research and Management, Inc., certain current and former directors of the AllianceBernstein Funds, and unnamed Doe defendants in the United States District Court for the Southern District of New York by an alleged shareholder of the AllianceBernstein Growth & Income Fund. The Aucoin Complaint alleges, among other things, (i) that certain of the defendants improperly authorized the payment of excessive commissions and other fees from AllianceBernstein Fund assets to broker-dealers in exchange for preferential marketing services, (ii) that certain of the defendants misrepresented and omitted from registration statements and other reports material facts concerning such payments, and (iii) that certain defendants caused such conduct as control persons of other defendants. The Aucoin Complaint asserts claims for violations of the Investment Company Act, the Advisers Act, breach of common law fiduciary duties, and aiding and abetting breaches of common law fiduciary duties. Plaintiffs seek an unspecified amount of compensatory damages and punitive damages, rescission of their contracts with Alliance Capital, including recovery of all fees paid to Alliance Capital pursuant to such contracts, an accounting of all AllianceBernstein Fund-related fees, commissions and soft dollar payments, and restitution of all unlawfully or discriminatorily obtained fees and expenses. Since June 22, 2004, nine additional lawsuits making factual allegations substantially similar to those in the Aucoin Complaint were filed against Alliance Capital and certain other defendants, and others may be filed. All nine of the lawsuits (i) were brought as class actions filed in the United States District Court for the Southern District of New York, (ii) assert claims substantially identical to the Aucoin Complaint, and (iii) are brought on behalf of shareholders of AllianceBernstein Funds. At the present time, management of Alliance Capital is unable to estimate the impact, if any, that the outcome of these matters may have on Alliance Capital’s results of operations or financial condition. In February 2005, plaintiffs in these actions filed a consolidated amended class action complaint that asserts claims substantially similar to the preceding complaints. The Alliance Capital defendants moved to dismiss the consolidated complaint in April 2005.

AXA Financial, AXA Equitable and Alliance Capital, as well as certain of AXA’s other US subsidiaries, are involved in various other types of lawsuits (both class action and individual), investigations or actions, including in connection with the ownership and/or management of real estate, asset management activities, corporate transactions, employee benefit disputes, alleged discrimination in employment practices, as well as other matters. For additional details on these matters, please see the Subsidiary SEC Reports.

Other US Matters

AXA Investment Managers Matters. AXA Investment Managers is a defendant in a lawsuit Minnesota Life Insurance Co. et al. v. AXA Investment Managers, et al., pending in the U.S. District Court of Minnesota. Plaintiffs allege that AXA Investment Managers encouraged two former executives of Advantus (an asset management subsidiary of Minnesota Life Insurance Co.) to disclose confidential information they received as Advantus executives during their last four months at Advantus before being hired by AXA Investment Managers. Plaintiffs also claim that AXA Investment Managers misused Advantus fund performance record. Plaintiffs claim compensatory damages of

$31 million and punitive damages. Defendants are contesting both the basis and the amount of these claims and have filed counterclaims in an aggregate amount of $26.5 million. The case is currently scheduled for trial in August 2006. Management of AXA Investment Managers is currently unable to estimate the impact, if any, that the outcome of these matters may have on AXA Investment Managers’ results of operations or financial condition.

AXA Re Matters. SEC, New York Attorney General, Department of Justice Investigations.

The insurance industry is currently the subject of several investigations being led by various regulatory authorities principally in the United States, including the United States Securities and Exchange Commission (“SEC”), the New York Attorney General (“NYAG”) as well as various other state attorneys general, the United States Department of Justice (“DOJ”), the United States Federal Bureau of Investigation (“FBI”) and various state insurance commissioners. These investigations, which are wide ranging in scope and on-going, concern various practices of insurers (principally in the property and casualty and related businesses including general insurance lines) and reinsurers, as well as the purchase and sale of non-traditional insurance products (including finite risk reinsurance). AXA Re has received subpoenas, inquiries and requests for documents and other information from the SEC, NYAG, FBI/DOJ and various other US regulators and law enforcement authorities seeking information relating to (i) specific reinsurance transactions with MBIA concerning the 1998 bankruptcy of Allegheny Health, Education and Research Foundation, and (ii) the purchase and/or sale of non-traditional products (including finite reinsurance) by AXA Re and its affiliates. Certain of the Company’s other subsidiaries with operations in the United States have also received subpoenas, inquiries and requests for documents or other information, principally focussed on purchases and/or sales of non-traditional products (including finite reinsurance), in connection with these on-going investigations. At this stage, management cannot assess with any certainty the potential financial, regulatory or other impacts that these matters may have on AXA Re and/or its affiliates including the Company. AXA Re and the other AXA Group companies that have received these subpoenas, inquiries and other requests for information intend to fully cooperate with the authorities investigating these matters. At this time, management is unable to predict what actions, if any, regulators may take against AXA Re, and/or other AXA Group companies in connection with these matters. Any regulatory actions or sanctions that may arise and/or negative publicity associated with the AXA brand name generated by these investigations may result in general reputational damage to AXA which could adversely affect AXA’s results of operations.

WTC Litigation. Litigation is currently pending in New York concerning whether the destruction of the World Trade Centers on September 11, 2001 constituted a single incident or two separate incidents for insurance coverage purposes. The verdicts rendered to date in this litigation with respect to several insurance and reinsurance company defendants have been mixed – the initial verdict was favorable for one group of defendants which were deemed to have written their coverage on a certain form of policy and adverse for a second group deemed to have written their coverage on another form. This litigation is continuing on appeal. While AXA is not party to this litigation, certain of AXA’s subsidiaries, including its reinsurance subsidiaries, will be affected if it is ultimately determined that the destruction of the World Trade Centers constituted two incidents for insurance coverage purposes. In this event, management estimates that AXA’s additional exposure to the World Trade Center destruction will amount to approximately $17 million in the aggregate. Consequently, management believes that the ultimate resolution of this litigation will not have a material adverse effect on the consolidated financial position or results of operations of AXA, taken as a whole.

Europe, Asia and Rest of the World Matters

In Europe, Asia and other jurisdictions where AXA operates, various AXA subsidiaries have been subject to regulatory investigations and sanctions from time to time in connection with their business. For example, in Germany, one of AXA’s Germany subsidiaries, AXA Versicherung AG, was among the ten German insurers investigated and fined by the German competition authorities for certain alleged anticompetitive practices among leading German “industrial” non-life issuers. AXA Versicherung AG was fined €27.5 million and intends to appeal this decision and sanction. This fine will not have an adverse impact on the results of operations or financial condition of AXA Versicherung given that a reserve in excess of the fine amount had prevously been established. In the UK, the Financial Services Authority (the “FSA”) fined one of AXA UK’s subsidiaries, AXA Sun Life, GBP500,000 for producing misleading advertisements for the sale of two of its products during the period between January 2002 and January 2004. AXA Sun Life implemented additional remedial measures, including the appointment of an independent third party to report on its system and controls relating to financial promotion. Also, on June 13, 2005, the European Commission announced that it had decided to commence an investigation into certain areas of the financial services industry in the European Union, including retail banking and business insurance. The scope of this investigation is not yet clear but management believes that it may cover certain of the same matters under investigation by U.S. regulatory authorities described above. Management is not in a position at this time to assess the potential impacts of this investigation. There may be additional such regulatory investigations and/ or sanctions in the future.

Some of these Subsidiary Litigations have been brought on behalf of various alleged classes of claimants, and certain of the claimants in these actions seek significant or unspecified amounts of damages, including punitive damages. In some jurisdictions, juries have substantial discretion in awarding punitive damages. To date no Subsidiary Litigation has resulted in an award or settlement against AXA in an amount material to the consolidated financial position or results of operations of AXA, taken as a whole. Although the outcome of any lawsuit cannot be predicted with certainty, particularly in the early stages of an action, management believes that the ultimate resolution of the Subsidiary Litigations should not have a material adverse effect on the consolidated financial position of AXA, taken as a whole. However, due to the nature of such lawsuits and investigations, AXA’s management cannot make an estimate of loss, if any, or predict whether or not the Subsidiary Litigations will have a material adverse effect on the AXA’s consolidated results of operations in any particular period.

In addition to the matters described above, AXA and certain of its subsidiaries are involved in various legal actions and proceedings of a character normally incident to their business. Some of these actions and proceedings have been brought on behalf of various alleged classes of claimants, and certain of these claimants seek significant or unspecified amounts of damages, including punitive damages. While the ultimate outcome of such matters cannot be predicted with certainty, based on information currently available to it, in the opinion of management no such matter is likely to have a material adverse effect on the consolidated financial position or results of operations of AXA, taken as a whole. It should be noted, however, that the frequency of large damage awards in certain jurisdictions, particularly the United States, that bear little or no relation to actual economic damages incurred by plaintiffs continues to create the potential for an unpredictable judgment in any given matter that adversely impact AXA’s results of operations in a particular reporting period.

29. Related Party Transactions

The Company has been party to the following transactions between the Company or its subsidiaries, on the one hand, and related parties, on the other hand, in 2004 and 2003 which may be deemed to have been either material to AXA or the related party in question or unusual in their nature or conditions:

Groupements d’intérêt économique (GIE). From time to time AXA and certain of its affiliates enter into partnerships that perform various common services for their members and allocate associated costs and expenses among its members. These partnerships are governed by the French law applicable to “Groupement d’Intérêt Economique” (GIE). The expenses invoiced to entities through the GIE may be calculated using allocation keys. In 2003 and 2004, expenses invoiced by GIEs to the Company, its subsidiaries and affiliates amounted to € 558 million, as compared to €626 million in 2002.

A GIE also assumes cash management for the Company, its subsidiaries and affiliates. At December 31, 2004 the cash managed by the GIEs amounted to €11.5 billion, (€8.1 billion at December 31, 2003). Members of the GIE are the Company and affiliated entities.

Relationships with the Mutuelles AXA. The Mutuelles AXA are three mutual insurance companies engaged in the life & savings insurance business and property & casualty insurance business in France: AXA Assurances IARD Mutuelle, AXA Assurances Vie Mutuelle and AXA Courtage Assurance Mutuelle. These insurance businesses, which are the Mutuelles AXA’s only significant operating business activities, generated gross premiums of €1,578 million in 2004. The insurance businesses of the Mutuelles AXA and the insurance businesses of the Company’s French insurance subsidiaries use similar distribution channels and are managed as single businesses, subject to legal and management arrangements established to maintain the legal distinctions between their respective businesses.

The Mutuelles AXA do not have shares outstanding and the business of each Mutuelle AXA is supervised by a board of directors elected by delegates representing policyholders. As of February 28, 2005, the Mutuelles AXA, acting as a group, owned, directly and indirectly through intermediate holding companies (including FINAXA), approximately 20.34% of the Company’s outstanding ordinary shares representing approximately 32.35% of the total voting power.

While the Company and each of the Mutuelles AXA has its own board of directors (or similar corporate governance structure), they have in common certain members of management and certain members of the Company’s management and/or Supervisory Board also hold directorships and/or management positions in the Mutuelles AXA. The Mutuelles AXA, which have no employees, also use employees of the Company’s French insurance subsidiaries pursuant to management agreements between the Mutuelles AXA and those subsidiaries. There are no agreements between the Mutuelles AXA and the Company’s insurance subsidiaries that restrict in any way their ability to compete with one another.

Certain of the costs and expenses of operating the Life & Savings business and the Property & Casualty business in the Company’s French insurance subsidiaries (other than commissions) are shared by these subsidiaries and the Mutuelles AXA and allocated among them through a GIE. These costs and expenses currently are allocated on the basis of actual use of the specific service, to the extent practicable. The manner of managing these insurance businesses or allocating these costs and expenses may change in the future.

The Property & Casualty insurance business generated in France by insurance brokers is underwritten through a coinsurance arrangement between AXA France IARD, a Property & Casualty insurance subsidiary of the Company and AXA Courtage Assurance Mutuelle, one of the Mutuelles AXA engaged in the Property & Casualty business. Technical results are shared between entities in proportion with their written premiums. Aggregate written premiums (AXA Courtage Assurance Mutuelle and AXA France IARD) recorded in the agreement amounted to € 1,407 million in 2004 (of which €1,252 million attributed to AXA France IARD), €1,325 million in 2003 (of which €1,179 million attributed to AXA France IARD), and €1,262 million in 2002 (of which €1,123 million attributed to AXA France IARD).

In 2004, a corporation controlled by an investor group including certain members of the Supervisory Board and the Management Board of the Company engaged AXA Millesimes, a wholly-owned subsidiary of the Company, to manage a vineyard owned by the corporation and provide services related to the vineyard’s wine production. The agreement was entered into on an arms-length basis and reflects prevailing terms and conditions for similar transactions.

AXA/FINAXA Trademark License. The name “AXA” and the AXA trademark are owned by FINAXA. On May 21, 1996, the Company and FINAXA entered into a licensing agreement subsequently amended pursuant to which FINAXA (1) granted the Company a non-exclusive license to use the AXA trademark in the jurisdictions in which AXA currently has operations and in any additional jurisdictions in which the AXA trademark is registered, and (2) agreed not to grant licenses to use the AXA trademark to any other company or partnership unless (i) that company or partnership holds an ownership interest in FINAXA or (ii) FINAXA and/or the Company hold, directly or indirectly, an interest in that company or partnership. The non-exclusive license grants the Company the right, subject to the prior written approval of FINAXA, to grant sub-licenses to companies controlled, directly or indirectly, by the Company. FINAXA has no obligation to grant any such approval. Over the past several years, a number of the Company’s principal subsidiaries around the world have begun to use the AXA name pursuant to sublicenses granted by the Company. Pursuant to a supplemental agreement entered into on May 3, 2005 with a retroactive effect as of January 1, 2005, the Company is obligated to pay FINAXA pursuant to the licensing agreement an annual fee of €762,245 as well as 80% of any net royalties received from sub-licensees. AXA’s non-exclusive license may be terminated at any time by either party, three months after delivery to the other party of a written notice of termination. FINAXA has, however, agreed not to exercise its right to terminate the license so long as FINAXA is the Company’s largest shareholder. Upon termination, the Company and the companies to which it has granted sublicenses are required to cease utilization of the AXA trademark and any sublicenses will immediately terminate. On April 20, 2005, FINAXA and AXA announced their intention to merge FINAXA into AXA. See note 35 for additional details of this proposed transaction. If consumated AXA will become the owner of its trademark.

Loans/Guarantees/Capital Contributions. The Company from time to time makes capital contributions and/or loans to its subsidiaries and affiliates to finance their business operations. As at December 31, 2004, the aggregate amount outstanding in respect of loans made by the Company to its subsidiaries or affiliates was approximately €3.1 billion (2003: €3.2 billion). This amount represents approximately forty separate loans originated at different times and bearing interest at varying rates that generally reflected prevailing market rates at the respective dates such loans were originated. In order to facilitate certain intra-group financing arrangements, support credit ratings of its subsidiaries, and/or to promote efficient use of the Group’s capital resources generally, the Company from time to time guarantees repayment of loans extended from one of its subsidiaries to another and/or guarantees other obligations of its subsidiaries. As of December 31, 2004, the principal amount of such intra-group loans guaranteed by the Company was €2,217 million (2003: €2,597 million) and the aggregate liabilities covered by the other guarantees extended to its subsidiaries was approximately €5,683 million (2003: €1,681 million). The beneficiaries of these guarantees are generally required to compensate the Company at a negotiated rate based on prevailing market rates and conditions for guaranties of a similar nature. In addition, from time to time the Company provides comfort or similar letters to rating agencies and/or regulators for the benefit of its subsidiaries for various business purposes, including for purposes of facilitating specific transactions, achieving target ratings levels and, more generally, helping develop the business of these subsidiaries. At December 31, 2004 and 2003, there were no loans outstanding from the Company to any member of AXA’s Management Board or Supervisory Board. For additional information concerning commitments and guarantees given by the Company, see note 26 “Off Balance Sheet Commitments”.

Agreement with BNP Paribas. On September 12, 2001, the AXA and BNP Paribas Groups entered into an agreement (the “BNP Agreement”) which provides for maintaining a certain level of cross-shareholding between the parties and facilitating the potential disposition of BNP Paribas’ investment in FINAXA. Specifically, the BNP Agreement provides that the AXA Group will hold a minimum number of 43,412,598 shares in BNP Paribas which on July 31, 2004 represented on approximate 4.91% ownership interest in BNP Paribas; and that BNP Paribas will hold a minimum number of 15,795,357 shares in FINAXA (following adjustment linked to FINAXA’s share capital increase of July 20, 2004) which on July 31, 2004 represented on approximate 20.90% ownership interest in FINAXA. Additionally, the BNP Agreement grants both BNP Paribas and the Company a right of first refusal to acquire the other party’s equity investment (not including any shares held in excess of the minimum amount) during a one-year period following any termination of the agreement. Further, each party has an option to repurchase the ownership interests of the other party if there is a change in control of the other party. Initially entered into for a three-year period commencing from the execution date of the agreement, a supplemental agreement was entered into by the parties on October 26, 2004 which provides that the agreement is renewed for a two-year period commencing on September 12, 2004 and is automatically renewed thereafter for additional one-year periods. However, either party may terminate the agreement early if it gives the other party notice at least three months prior to the expiration of the current two-year period or the subsequent one-year periods. This agreement and the supplemental agreement were filed with and made public by respectively the Conseil des Marchés Financiers on September 28, 2001 and the Autorité des Marchés Financiers on October 28, 2004.

In addition to the foregoing transactions to which the Company is party, there are various on-going business relationships and transactions between various subsidiaries of the Company which include the following:

Investment Management. The AXA Group has two principal asset management subsidiaries, Alliance Capital Management and AXA Investment Managers (the “Asset Managers”). In addition to managing assets for unaffiliated third parties, the Asset Managers manage the “general account” investment assets of AXA’s various insurance subsidiaries. At December 31, 2004, the general account assets managed on behalf of the Company’s insurance subsidiaries by the Asset Managers totaled approximately €229 billion (2003: €212 billion) and generated approximately €277 million in fees for year ended December 31, 2004 (2003: €277 million). In addition, the Asset Managers manage most of the assets backing contracts with financial risk borne by policyholders (unit-linked) of the Company’s insurance subsidiaries, which totaled approximately €66 billion at December 31, 2004 (2003: €65 billion).

AXA Technology Services. As one of many initiatives designed to better leverage the AXA Group’s global scale, the AXA Group has established a technology services company, AXA Technology Services (“AXA Tech”), which provides technology services to various AXA Group companies. AXA Tech also negotiates and administers relationships with various IT providers on a Group-wide basis. Services provided by AXA Tech to Group companies are generally provided pursuant to contracts with fully negotiated terms and conditions (including service level standards, and fees) which are based on market standards and conditions. Total fees paid by AXA Group companies to AXA Tech in 2004 were approximately €634 million (2003: €643 million). AXA also from time to time provides guaranties to AXA Tech in order to facilitate certain contractual arrangements that AXA Tech has entered into with various third party service providers for technology and/or telecommunications equipment and/or services, including a guaranty provided by AXA SA in connection with an agreement between AXA Tech and France Telecom, dated December 15, 2003, pursuant to which AXA SA provided a performance guaranty to France Telecom on behalf of AXA Tech which is capped at € 50 million during the term of the agreement.

Reinsurance. In order to achieve optimal pricing in the market and cost efficiencies on a Group level, various insurance subsidiaries of the Company cede reinsurance through AXA Cessions. AXA Cessions acts on behalf of the ceding AXA insurers to arrange reinsurance cover with suitable third-party reinsurers. Total premiums ceded by AXA Group insurers through AXA Cessions were approximately €631 million for the year ended December 31, 2004 (2003: €671 million) and total claims reserves with respect to this ceded reinsurance were approximately €1,470 million at December 31, 2004 (2003: €1,531 million).

30. Dividend restrictions and minimum capital requirements

The Company is not subject to legal restrictions on the amount of dividends it may pay to its shareholders provided that accumulated earnings available for distribution are sufficient. However, certain AXA subsidiaries, principally insurance companies, are subject to restrictions on the amount of funds they may transfer in the form of cash dividends or otherwise to their shareholders.

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

In accordance with European Union directives, insurance companies organized in European Union member countries are required to maintain minimum solvency margins which must be supported by capital, retained earnings and reserves and, in France and certain other countries (as approved by local regulators), unrealized capital gains on marketable securities and real estate as reported in regulatory filings. AXA’s insurance operations in countries outside of the European Union are also subject to capital adequacy and solvency margin regulations. At December 31, 2004, management believes AXA’s subsidiaries are in compliance with all applicable solvency and capital adequacy margin requirements.

The adjusted solvency ratio was estimated on the basis of regulation that came into force on January 1, 2004 (Solvency I) and takes into account part of the future benefits stated in Directive 2002/12 of March 5, 2002.

AXA’s principal insurance operations in France, the United States, the United Kingdom, Japan, Germany and Belgium accounted for 81% of AXA’s consolidated gross policyholder benefits and insurance claims reserves at December 31, 2004 (2003: 80%). The table below presents certain statutory information that relate to these entities (and before allocation to minority interests).

			(in euro millions)

	At December 31,
	2004		2003
	Principal Life & Savings	Principal Property & Casualty	Principal Life & Savings	Principal Property & Casualty
	operations (b)	(including the International	operations	(including the International
		Insurance operations) (c)		Insurance operations)

Statutory capital and surplus (a)	10,464	5,351	9,405	5,524

Maximum amount of dividends that could
be paid by these operations without
prior regulatory approval	1,393	638	1,119	618

(a)	The statutory capital and surplus is an aggregate number, being the sum of the statutory capital and surplus including income for each insurance company in each country subject to local regulatory requirements, which may differ from jurisdiction to jurisdiction. Current year is, in general, an estimate that is updated once calculation prepared for the regulator are final.
(b)	At constant exchange rate, statutory capital and surplus for Life & Savings operations increased by €+1,392 million, and the maximum amount of dividends increased by €301 million.
(c)	At constant exchange rate, statutory capital and surplus for Property & Casulaty operations including the International Insurance operations decreased by €–203 million, and the maximum amount of dividends increased by €+20 million.

31. Share Options

The total employee stock based compensation cost recorded in earnings for the year ended December 31, 2004 is a loss of €2.7 million (2003: €1.3 million profit and 2002: €4 million profit).

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

	2004		2003		2002
	Shares	Price	Shares	Price	Shares	Price
	(in millions)	(in euros) (a)	(in millions)	(in euros) (a)	(in millions)	(in euros) (a)

Outstanding January 1,	52.3	22.69	44.0	25.66	40.4	27.06

Granted	10.3	17.68	10.8	11.01	9.8	20.98

Capital increase (b)	–	–	0.4	–	–	–

Subscribed	(1.2)	9.44	(0.6)	10.84	(0.8)	9.53

Expired	(1.5)	23.94	(2.4)	24.76	(5.4)	30.06

Outstanding December 31,	59.8	22.06	52.3	22.69	44.0	25.66

Options exercisable at
year end	30.9	26.61	23.9	24.68	17.2	20.95

Options available for future
grants at year end	0.0		49.5		6.1

(a)	Price refers to weighted average exercisable price in euros.
(b)	In connection with the ORAN which were issued and according to the terms and conditions of the AXA share plans, the number of share options were increased in proportion.

In respect of share option plans issued by AXA (the Company) for AXA ordinary shares, the number of share options outstanding and the number of share options exercisable at December 31, 2004 are set out below.

Exercisable until	Number Outstanding (in millions)	Number Exercisable (in millions)

March 28, 2005	0.8	0.8

July 09, 2006	1.2	1.2

January 21, 2007	3.0	3.0

September 09, 2007	0.2	0.2

September 29, 2007	0.1	0.1

April 19, 2008	6.3	6.3

June 08, 2009	5.2	5.2

November 17, 2009	0.2	0.2

July 11, 2010	0.1	0.1

July 04, 2010	5.4	5.4

November 12, 2010	0.2	0.2

May 08, 2011	7.7	5.2

February 26, 2012	8.7	2.9

March 13, 2013	10.4	–

March 26, 2014	10.1	–

TOTAL	59.8	30.9

	Outstanding	Weighted	Exercisable	Weighted
	at December 31	average exercice	at December 31	average exercice
	(in millions)	(in euros)	(in millions)	(in euros)

0.00 € – 6.48 €	–	–	–	–

6.48 € – 12.96 €	15.6	10.95 €	5.2	10.93 €

12.96 € – 19.44 €	10.2	17.65 €	0.1	14.74 €

19.44 € – 25.92 €	15.1	21.99 €	9.3	22.70 €

25.92 € – 32.40 €	13.2	30.56 €	10.6	30.17 €

32.40 € – 38.87 €	0.2	38.54 €	0.2	38.54 €

38.87 € – 45.35 €	5.5	40.76 €	5.5	40.76 €

TOTAL	59.8	22.06 €	30.9	26.61 €

Options to purchase AXA ADRs

AXA Financial can grant options to purchase AXA ADRs. The options are issued at the fair market value of the AXA ADRs on the date of grant. Options granted prior to 2004 vested over a 3 year period with one third vesting on each anniversary date, however, beginning with new grants in 2004, new stock option awards generally vest over 4 year period with one third vesting on each of the second, third and fourth anniversaries of the grant. Options currently issued and outstanding have a 10-year contractual term from their date of grant. In January 2001, certain employees exchanged AXA ADR options for tandem Stock Appreciation Rights and at-the-money AXA ADR options of equivalent intrinsic value.

A summary of the activity in the option shares granted by AXA Financial pursuant to its option plans follows, including information about options outstanding and exercisable at December 31, 2004.

AXA ADRs options	Number Outstanding	Weighted Average Exercise Price
	(in millions)	(in U.S. dollars)

Balance as at January 2, 2002	30.0	31.55

Granted	6.7	17.24

Subscribed	(0.2)	10.70

Expired	(1.2)	27.12

Balance as at December 31, 2002	35.3	25.14

Granted	9.1	12.60

Subscribed	(1.7)	7.85

Expired	(1.8)	25.16

Balance as at December 31, 2003	40.9	23.04

Granted	7.2	20.66

Subscribed	(2.5)	14.82

Expired	(1.6)	23.74

Balance as at December 31, 2004	44.0	23.03

Information about options outstanding and exercisable at December 31, 2004 in respect of AXA Financial employee share option plans to purchase AXA ADRs follows:

	Outstanding	Weighted average	Exercisable	Weighted average
	at December 31, 2004	exercise price	at December 31, 2004	exercise price
	(in millions)	(in U.S. dollars)	(in millions)	(in U.S. dollars)

$6.33 – $8.97	0.2	7.65	0.2	7.65

$10.13 – $15.12	10.1	12.66	4.4	12.81

$15.91 – $22.84	15.5	19.42	7.1	18.51

$25.96 – $32.87	13.1	30.65	12.3	30.64

$35.85	5.1	35.85	5.1	35.85

$6.33 – $35.85	44.0	23.03	29.1	25.71

Other

Under a separate variable option plan, in 1996 AXA granted key managers options that vest over five years to acquire approximately 2 million shares of a wholly-owned subsidiary. The plan allows holders to benefit indirectly in the appreciation of the share price in ordinary shares of AXA Asia Pacific Holdings. The shares under option would represent 25% of the shares issued by the subsidiary, if and when such options are exercised. Any shares acquired by exercising options are nontransferable and the holders have certain rights to put the shares to AXA for a price based on the equivalent market price of AXA Asia Pacific Holdings common stock at the date when put. Of the 2,152,310 options, 1,661,000 have been exercised and 426,060 options have been cancelled at December 31, 2004. The balance of outstanding options at December 31, 2004 was 65,250.

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

No segment is dependent upon a single customer, or a few customers, the loss of which would have a significant effect on the earnings of the segment. AXA is not dependent on any one, or a few, independent brokers or independent agents or other insurance companies for which a loss of business would have a material adverse effect on the earnings of any one of the segments or AXA. No customer accounted for 10% or more of AXA’s consolidated revenues in 2004.

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

Gross premiums and financial services revenues

		(in euro millions)

	Years ended December 31,
	2004	2003	2002

LIFE & SAVINGS

France	11,893	10,882	10,423

United States	12,880	13,732	12,726

United Kingdom (a)	6,309	5,831	8,362

Japan	5,526	6,078	6,428

Germany	3,499	3,428	3,140

Belgium	2,203	2,050	1,629

Southern Europe (b)	1,364

Other countries	3,389	4,798	5,877

Total (reinsurance assumed accounted
for €1,930 million, €3,944 million and
€1,696 million, respectively)	47,063	46,799	48,586

PROPERTY & CASUALTY

France	4,895	4,640	4,383

Germany	2,796	2,847	2,843

United Kingdom (a)(c)	4,469	3,664	2,749

Belgium	1,430	1,405	1,395

Southern Europe (b)	2,901

Other countries	1,361	4,543	4,577

Total (reinsurance assumed accounted
for €273 million, €408 million, and
€367 million respectively)	17,852	17,098	15,948

INTERNATIONAL INSURANCE

AXA Corporate Solutions	2,656	3,550	5,335

AXA Assistance	475	408	397

Others	240	14	30

Total (reinsurance assumed accounted
for €2,320 million, €2,776 million, and
€4,464 million, respectively)	3,371	3,972	5,762

ASSET MANAGEMENT

Alliance Capital	2,312	2,311	2,778

AXA Investment Managers	776	611	633

Total Asset Management	3,087	2,922	3,411

OTHER FINANCIAL SERVICES

French banks	153	139	134

German banks	56	122	117

AXA Bank Belgium	578	539	717

Other	5	37	52

Total Other Financial Services	791	836	1,020

TOTAL	72,164	71,628	74,727

(a)	Since January 1, 2003, UK Health business is presented in the UK Property and Casualty segment (€1,134 million of gross revenues in 2002).
(b)	Since January 1, 2004 Italy, Spain and Portugal activities (previously reported under "other countries") are reported as one geographical region "Southern Europe". Gross premiums and financial services revenues for Southern Europe Life & Savings were €1,182 million and €1,515 million, respectively in 2003 and 2002. Gross premiums and financial services revenues for Southern Europe Property and Casualty were €2,577 million and €2,418 million, respectively in 2003 and 2002.
(c)	UK Property and Casualty segment is presented since January 1, 2004 including Ireland, which was previously under "Other Countries". Ireland gross revenues were €559 million and €554 million in 2003 and 2002 respectively.

Results of operations

							(in euro millions)

	Years ended December 31, 2004
					Other
	Life &	Property &	International	Asset	financial	Holding	Intersegment	Total
	Savings	Casualty	Insurance	Management	services	companies	eliminations
	Data before intersegment eliminations

Gross written premiums	46,251	17,903	3,465	–	–	–	(211)	67,407

Revenues from banking activities	–	–	–	–	821	–	(30)	791

Other revenues	821	42	15	3,364	–	0	(277)	3,966

Gross written premiums and
financial services revenues	47,071	17,945	3,480	3,364	821	0	(518)	72,164

Change in unearned premiums reserve	21	(250)	318	–	–	–	(41)	47

Net investment results	23,670	1,322	386	411	52	(376)	97	25,562

Total revenues	70,762	19,017	4,185	3,775	873	(376)	(463)	97,773

Insurance benefits and claims	(62,451)	(12,083)	(2,819)	–	–	–	208	(77,145)

Reinsurance ceded, net	17	(665)	(401)	–	–	–	(15)	(1,064)

Insurance acquisition expenses	(2,888)	(3,085)	(283)	–	–	–	17	(6,239)

Bank operating expenses	–	–	–	–	(472)	–	18	(454)

Administrative expenses	(2,885)	(1,746)	(339)	(2,589)	(280)	(99)	234	(7,704)

Income before income tax expense	2,553	1,439	342	1,186	121	(475)	–	5,167

Income tax expense	(758)	(408)	(104)	(178)	(96)	172	–	(1,372)

Income after income tax expense	1,795	1,031	239	1,008	25	(303)	–	3,796

Equity in income from affiliated entities	44	30	1		1	0	–	76

Amortization of goodwill, net	(342)	(141)	(11)	(534)	(3)		–	(1,031)

Minority interests	(107)	(13)	(2)	(210)	(1)	11	–	(321)

NET INCOME	1,390	907	227	265	22	(292)	–	2,519

							(in euro millions)

	Years ended December 31, 2003
					Other
	Life &	Property &	International	Asset	financial	Holding	Intersegment	Total
	Savings	Casualty	Insurance	Management	services	companies	eliminations
	Data before intersegment eliminations

Gross written premiums	46,299	17,093	4,065	–	–	–	(151)	67,306

Revenues from banking activities	–	–	–	–	850	–	(30)	820

Other revenues	513	35	16	3,199	16	0	(277)	3,503

Gross written premiums and
financial services revenues	46,812	17,128	4,081	3,199	866	0	(458)	71,628

Change in unearned premiums reserve	(6)	(231)	559	–	–	–	(2)	320

Net investment results	25,773	1,075	339	(28)	174	(423)	26	26,935

Total revenues	72,579	17,972	4,979	3,171	1,040	(423)	(434)	98,883

Insurance benefits and claims	(65,926)	(12,060)	(3,481)	–	–	–	150	(81,317)

Reinsurance ceded, net	84	(495)	(701)	–	–	–	(1)	(1,113)

Insurance acquisition expenses	(2,797)	(2,727)	(290)	–	–	–	16	(5,798)

Bank operating expenses	–	–	–	–	(519)	–	16	(502)

Administrative expenses	(2,457)	(1,865)	(313)	(2,769)	(323)	(93)	253	(7,567)

Income before income tax expense	1,483	826	194	402	199	(516)	–	2,587

Income tax expense	(289)	(194)	(41)	(98)	(55)	140	–	(536)

Income after income tax expense	1,194	632	154	304	144	(376)	–	2,051

Equity in income from affiliated entities	19	24	0	–	(2)	1	–	41

Amortization of goodwill, net	(423)	(172)	(5)	(241)	(3)	–	–	(844)

Minority interests	(119)	(35)	(7)	(87)	(0)	5	–	(243)

NET INCOME	671	448	142	(24)	138	(371)	–	1,005

							(in euro millions)

	Years ended December 31, 2002
					Other
	Life &	Property &	International	Asset	financial	Holding	Intersegment	Total
	Savings	Casualty	Insurance	Management	services	companies	eliminations
	Data before intersegment eliminations

Gross written premiums	48,080	15,969	5,844	–	–	–	(169)	69,723

Revenues from banking activities	–	–	–	–	1,038	–	(26)	1,012

Other revenues	539	12	28	3,724	8	0	(319)	3,992

Gross written premiums and
financial services revenues	48,619	15,981	5,872	3,724	1,046	0	(514)	74,727

Change in unearned premiums reserve	(16)	(307)	(58)	–	–	–	(2)	(382)

Net investment results	(10,684)	1,230	396	233	98	(33)	47	(8,713)

Total revenues	37,920	16,904	6,210	3,957	1,144	(33)	(470)	65,632

Insurance benefits and claims	(30,958)	(12,038)	(5,035)	–	–	–	110	(47,922)

Reinsurance ceded, net	288	(229)	(638)	–	–	–	57	(523)

Insurance acquisition expenses	(2,806)	(2,754)	(351)	–	–	–	20	(5,891)

Bank operating expenses	–	–	–	–	(625)	–	25	(600)

Administrative expenses	(2,868)	(1,658)	(367)	(2,952)	(335)	(177)	259	(8,098)

Income before income tax expense	1,575	224	(182)	1,005	184	(210)	(0)	2,597

Income tax expense	(119)	(153)	43	(140)	(64)	8	–	(426)

Income after income tax expense	1,456	71	(139)	865	120	(202)	–	2,171

Equity in income from affiliated entities	(7)	19	(1)	–	14	(2)	–	23

Amortization of goodwill, net	(319)	(113)	(27)	(405)	(14)	–	–	(877)

Minority interests	(68)	5	(9)	(242)	(1)	(53)	–	(368)

NET INCOME	1,063	(19)	(176)	218	119	(257)	–	949

In addition, to the amortization of goodwill, AXA also has amortization expense related to value of purchased business in-force (VBI), which relates specifically to the Life & Savings Segment, see Note 5 “Value of Purchased Life Business In Force (VBI)” relating to the amortization of VBI. Information on the net investment results by segment is presented in Note 20 “Net Investment Result”.

Analysis of total assets

		(in euro millions)

	Years ended December 31,
	2004	2003	2002

Life & Savings	371,725	343,099	336,681

Property & Casualty	43,099	41,177	39,127

International Insurance	12,635	14,319	17,095

Asset Management	5,949	6,740	7,132

Other Financial Services	18,818	16,911	17,474

Holding Companies	28,735	26,986	27,148

TOTAL ASSETS	480,961	449,233	444,657

33. Summary of Material Differences between French GAAP and U.S. GAAP

The following information referred as “U.S. GAAP financial information” reflects AXA Group consolidated financial statements, restated according to generally accepted accounting principles in the United States (“U.S. GAAP”). French accounting principles, as described in Note 3 of the Notes to Financial statements are referred hereafter as “French GAAP”.

AXA’s consolidated financial statements are prepared in accordance with French GAAP. These accounting principles differ in certain material respects from U.S. GAAP in each of the three years ended December 31, 2004, 2003 and 2002. The significant differences in accounting principles between French GAAP and U.S. GAAP, including significant changes arising from the adoption of new U.S. GAAP accounting principles in the three years ended December 31, 2004, are summarized below.

Changes in Accounting Principles under U.S. GAAP

Fin 46: consolidation of variable interest entities

In January 2003, the FASB issued Interpretation No.46, “Consolidation of Variable Interest Entities”, which was amended in December 2003 (“FIN 46R”). FIN 46R clarifies the application of Accounting Research Bulletin No. 51 “Consolidated Financial Statements” as it relates to certain entities called variable interest entities (“VIEs”). A VIE is an entity in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk to finance its activities without subordinated financial support from other parties. Depending on the facts and circumstances, VIEs may include investments in limited partnerships, certain joint ventures, offshore (non U.S.) funds, and, vehicles formerly known as special purpose vehicles, such as, collateralized debt obligations (also known as debt securitizations).

For entities that meet the characteristics of a VIE, FIN 46R introduced a consolidation model that focuses on the relative exposures of the participants to the economic risks and rewards derived from the assets of the VIE rather than on percentage ownership of voting interest, if any, to determine whether a parent-subsidiary relationship exists. Under the VIE consolidation model, the party with the majority of the economic risks or rewards associated with a VIE’s activities, including those conveyed by derivatives, credit enhancements and other arrangements, is the “primary beneficiary”. The primary beneficiary is required to consolidate the VIE. FIN 46 not only provides a consolidation model but also requires specific disclosures relating to VIEs in which AXA has a significant variable interest, but is not the primary beneficiary.

As required, AXA adopted this interpretation with immediate effect for all new VIEs created on or after February 1, 2003 with no impact on the consolidated financial statements at December 31, 2003. AXA adopted this interpretation for the remaining VIEs created before February 1, 2003 with effect from January 1, 2004, which resulted in a €–15 million impact.

Accounting for non-traditional contracts including separate accounts

In July 2003, the American Institute of Certified Public Accountants (“AICPA”) issued Statement of Position 03-1, “Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts” (“SOP 03-1”). SOP 03-1 provides guidance notably relating to (a) accounting and reporting of unit linked funds that qualify as separate accounts according to specific criteria provided therein; (b) general account interests in those qualifying separate accounts, if any; (c) assets and liabilities associated with market value-adjusted annuities; and (d) liabilities related to certain mortality and annuitization benefits, whereby the determination of liabilities, as well as related impacts on deferred acquisition costs and value of purchased business in force, will be based on models that involve numerous estimates and assumptions. In addition and in late 2004, the AICPA issued several Technical Practice Aids (TPAs) providing further guidance on the subject matter.

The adoption of SOP 03-1 required several changes to AXA’s U.S. GAAP accounting policies and reporting relating to its unit linked business as set out below:

  the derecognition of certain unit linked business (assets and liabilities) for French GAAP purposes that did not qualify as U.S GAAP separate accounts as defined by SOP 03-1, primarily affecting AXA’s unit linked business outside of the U.S.: resulting in a reclassification of the French GAAP unit linked assets and liabilities into specific U.S. GAAP balance sheet captions for investments and future policy benefits for U.S. GAAP accounting and reporting purposes. The unit linked assets were primarily investments in fixed maturity and equity securities and are predominantly to be classified as Trading, and, real estate that is now accounted for at historical cost less accumulated depreciation resulting in an after-tax cumulative effect in change in accounting principle recorded in net income of €–74 million and Other Comprehensive Income (a separate component of U.S. GAAP shareholder’s equity) of €32 million, the recognition of AXA’s general account interests in U.S. GAAP qualifying separate accounts in the Balance Sheet caption “investments-equity securities” classified as Trading: prior to the adoption of SOP 03-1, such interests were included in Separate Accounts’ asset. This change is limited to the presentation in the balance sheet and is not material, in addition, the adoption of SOP 03-1 results primarily in a change in method of determining liabilities associated with annuitization benefits provided on certain contracts in the United Kingdom, the United States and Japan resulting in an after-tax cumulative effect in change in accounting principle recorded in net income of €87 million.

Accounting for certain financial instruments with characteristics of both liabilities and equities

FAS 150 establishes standards for classification and measurement of certain financial instruments (notably mandatorily redeemable shares and obligations to repurchase shares such as, forward purchase contracts or written put options) with characteristics of both liabilities and equity in the statement of financial position. AXA adopted FAS 150, which is effective for financial instruments entered into or modified after May 31, 2003 and FAS 150 had no material impact on AXA’s consolidated statement of financial position upon adoption. For all other pre-existing financial instruments, FAS 150 is effective at the beginning of the first interim period beginning after June 15, 2003 but given that AXA is not required to publish U.S GAAP interim financial reports, the effective date would be as at January 1, 2004 and at such date there was no material impact on AXA’s consolidated statement of financial position or consolidated income statement under U.S. GAAP upon adoption.

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

Accounting for business combinations and impairment or disposal of long-lived assets

On January 1, 2002, AXA adopted statement of Financial Accounting Standards (“FAS”) No. 141 “Business combinations”, FAS 142 “Goodwill and other intangible assets”, and FAS 144 “Accounting for the impairment or disposal of long-lived assets”.

FAS 141 addresses financial accounting and reporting for business combinations, including investments accounted for under the equity method, collectively referred to in this section as “business combinations”, with an acquisition date on or after July 1, 2001. All business combinations in the scope of FAS 141 are to be accounted for using the purchase method whereby a goodwill asset is recorded for the excess of the purchase price over the estimated fair value of net identifiable assets acquired. If the goodwill is negative, it will no longer be set up as a deferred credit and included in income over the estimated useful life but rather recognized as an after-tax extraordinary gain in the income statement in the period of acquisition. Pooling-of-interests is no longer permitted. In addition, other intangible assets can be recognized apart from goodwill if the intangible either (i) reflects a contractual-legal right, or (ii) is separable, that is, capable of being separated, sold, divided, transferred (regardless of intent / existence in the market and either individually or with a group of related assets and liabilities). Prior to FAS 141, only intangibles that could be identified and named could be recognized as an asset apart from goodwill. FAS 141 had no material impact on the results of operations or financial position of AXA upon its adoption on January 1, 2002.

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

Scope of consolidation

Under U.S. GAAP, entities are assessed for consolidation under one of two methodologies as summarized below:

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
  For entities that are not VIEs, AXA is required to fully consolidate the entity if AXA has a majority ownership interest, that is an direct or indirect interest of more than 50% of the voting rights, whereas under French GAAP control is presumed if AXA directly or indirectly holds at least 40% of the voting rights and no other shareholder directly or indirectly holds a percentage interest greater than that held by AXA.

Under U.S. GAAP, the equity method of accounting is used for investments in entities (including VIEs not requiring consolidation by AXA) when AXA’s ownership interest approximates 20% or more and is not greater than 50% including those companies proportionately consolidated under French GAAP.

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

Determination of identifiable intangible assets

Intangible assets arising from business combinations can be recognized under French GAAP based upon objective and pertinent criteria and, for AXA, is predominantly the value of purchased business in-force (VBI) as an intangible asset. Under U.S. GAAP, an intangible asset must be recognized at date of acquisition if there is either (i) a contractual or legal right or (ii) it is separable, that is, it is capable of being separated or divided from the acquired entity and sold, transferred, licensed, rented or exchanged. Such intangible assets may include, but are not limited to, customer and contract lists.

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

Under both French GAAP and U.S. GAAP, if a subsidiary issues shares for a price in excess of or less than the carrying value of the investment in that subsidiary, the difference is generally reflected as a gain or loss in income. However, the after-tax gain or loss may differ between French GAAP and U.S. GAAP due to differences in the underlying accounting principles used for determining the value of net assets disposed.

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

Accounting for investments (other than held by unit linked Funds)

Fixed maturities, equity and real estate, other than assets allocated to uk “With-Profit” contracts

Under French GAAP, investments in fixed maturity and equity securities are, in general, carried at amortized cost and historical cost, respectively, less valuation allowances. Under U.S. GAAP, the accounting for these securities depends on the investment classification:

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

In respect of valuation allowances on impairment of investments in fixed maturity and equity securities and real estate investments, under French GAAP AXA has applied the rules for other-than-temporary decline in value as described in Note 2. Under French GAAP, the impairment charge can be reversed in future periods in the event that market conditions change.

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

Assets allocated to UK “With-Profit” contracts

The assets supporting the UK “With-Profit” contracts consist primarily of investments in fixed maturity and equity securities, real estate and loans. The UK “With-Profit” contracts are participating contracts and distribution from the “With-Profit” long-term fund is based on legal restrictions whereby policyholders have a 90% right to all risks and rewards of the participating (“With-Profit”) fund. Therefore, changes in the estimated market value of these assets held in the “With-Profit” fund impact the valuation of the fund and, therefore, the valuation of the underlying insurance liabilities.

Under French GAAP, all assets supporting the UK participating (“With-Profit”) fund are stated at market value with changes in market value included in income, as the unrealized investment gains and losses on these investments are included in the determination of the related insurance liability.

Under U.S. GAAP, the fixed maturity and equity securities are designated as trading and, therefore, are accounted for in a manner similar to French GAAP. However, real estate assets and loans allocated to UK “With-Profit” contracts are carried at historical cost less accumulated depreciation and amortized cost or unpaid principal balance, respectively.

Accouting for Derivatives and Hedging activities

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

FAS 133 hedge accounting has very prescriptive rules for (i) the types of risks that can be hedged (for example, hedge of net exposures are not permitted), and (ii) the extent to which hedge relationships must be documented and tested for effectiveness, which affect the accounting for hedges under U.S. GAAP. The strict guidance set out by the FASB and the DIG limits the extent to which existing hedge arrangements qualify for hedge accounting under FAS 133. AXA manages its risks and, therefore, its hedging strategies to meet the hedging requirements as set forth under French GAAP, rather than U.S. GAAP. As a result, certain hedging relationships established by AXA have not been designated as qualifying hedging relationships under FAS 133 and, therefore, are not subject to U.S. GAAP hedge accounting and consequently are referred to as «freestanding derivatives» with the change in fair value recorded in income for U.S. GAAP.

Given that AXA’s hedging strategies are designed to comply with French GAAP measurement and recognition requirements, AXA’s U.S GAAP consolidated net income could be subject to increased volatility in future periods. Significant differences could arise between the AXA’s consolidated net income and shareholders’ equity under French GAAP as compared to U.S. GAAP in future periods.

Separate account (unit linked) assets and liabilities

Under French GAAP unit linked assets and liabilities represent funds whereby the amount payable to the policyholder is based partly or wholly in reference to the market value of a pool of assets or in reference to an index. The unit linked assets and liabilities are presented as summary totals in AXA’s consolidated financial statements prepared in accordance with French GAAP under the corresponding captions.

Under U.S. GAAP and due to AXA’s adoption of SOP 03-1 on January 1, 2004 (see “Accounting for non-traditional contracts including separate accounts”), the accounting and reporting of unit linked assets and liabilities is limited to those deemed to be separate account assets and liabilities based on specific SOP03-1 criteria namely: (i) the fund is legally recognized, (ii) the separate account assets are legally insulated from the general account liabilities of the insurance enterprise, (iii) the policyholder directs investment or there are pre-determined specific investment policy/objectives, and (iv) the investment performance passed-through to policyholder, subject to contract fees and assessments. Any general account interests in the separate accounts are to be reported as a part of the general account invested assets. Consequently the unit linked funds that do not qualify as U.S. GAAP separate accounts are reclassified out of French GAAP unit linked assets and liabilities and, for U.S. GAAP included, as appropriate, in the other balance sheet captions and valued in accordance with the AXA’s general policies for valuing investments and liabilities.

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

Under U.S. GAAP, future policy benefits for traditional life policies, that is for contracts with significant mortality or morbidity risk, are computed using a net level premium method on the basis of actuarial assumptions as to mortality, persistency and interest based on the insurance company’s experience, with a margin for adverse deviation; such actuarial assumptions are established as of the date of policy issue. When the liabilities for future policy benefits plus the present value of expected future gross premiums are insufficient to provide for expected future policy benefits and expenses, a premium deficiency reserve is established by a charge to earnings. As a result of the adoption of SOP 03-1, certain mortality and annuitization benefits are also required to be recognized in certain circumstances and may result in differences with French GAAP depending on the basis for which the assumption have been determined.

The liabilities are based upon assumptions of many inter-related factors including estimates and subjective judgments such as the expected performance of the related invested assets, future asset reinvestment rates, mortality and persistency. AXA reviews its estimates and monitors trends and developments as part of each closing. Changes in such estimates and assumptions may affect the amounts reported and disclosed in future periods.

AXA Equitable Life Insurance Company. For French GAAP purposes, in 1996 Equitable Life changed its method of accounting for certain long-duration participating life insurance contracts in accordance with the provisions prescribed by FAS 120, “Accounting and reporting by mutual Life insurance enterprises and by insurance enterprises for certain long-duration participating contracts”. Under French GAAP, the liability for terminal dividends is accrued in proportion to gross margins over the life of the contract. For U.S. GAAP purposes, management elected not to implement FAS 120 for AXA’s consolidated financial statements and, accordingly, has maintained its U.S. GAAP methodology for all long-duration participating life insurance contracts based on FAS 60 whereby the terminal dividends are taken into account in the establishment of reserve factors, and the reserves are accrued in proportion to premium revenue over the life of the contract.

Reinsurance contracts that cover Guaranteed Minimum Income Benefits (“GMIBs”) features of variable annuity / separate account type contracts are accounted for as insurance contracts under French GAAP on a prospective basis whereby the amount is recognized over the contract term. Under U.S. GAAP the reinsurance contract covering the income feature represents a derivative instrument accounted for under FAS 133 at fair value.

Profit recognition for UK “With-Profit” business

Under French GAAP, the profit recognized by AXA in respect of the UK “With-Profit” business represents 10% of the bonus declared by the actuary. Under U.S. GAAP, 10% of all changes in the UK with-profit fund (revenues and expenses) are recognized in the income statement, with the remaining 90% attributed to “unallocated policyholder dividend liability”.

Cost of reinsurance

Under French GAAP, the cost of reinsurance is recorded in income in the year the reinsurance arrangement is placed with a third party reinsurer, including for long duration contracts. Under U.S. GAAP, the cost of reinsurance on long duration contracts is amortized into income over the lifetime of payments. This adjustment is included in the caption “future policy benefits” as presented in AXA’s reconciliations of consolidated net income and consolidated shareholders’ equity from French GAAP to U.S. GAAP.

Equalization reserves

Under French GAAP, equalization reserves are recognized in respect of future catastrophe risks, which are determined in accordance with local regulatory requirements in certain jurisdictions in which AXA operates. Such reserves are not permitted to be recognized as a liability under U.S. GAAP until such losses are incurred.

Other differences

Restructuring provisions

For restructuring provisions established prior to January 1, 2003 under French GAAP and U.S. GAAP, the nature of costs that can be included in restructuring provisions is generally similar. However, U.S. GAAP requires that certain conditions exist including the timing of recording restructuring provision for involuntary termination benefits. Consequently, certain costs included in restructuring provisions under French GAAP are not permitted under U.S. GAAP. These differences will reduce over time as the related restructuring costs are incurred.

In respect of all new exit or disposal activities established on or after January 1, 2003, U.S. GAAP as set out in FAS 146 (see “Changes in Accounting Principles under U.S. GAAP”) is different from French GAAP as it relates to (i) timing of recognition (recognized if incurred only, a commitment to undertake a restructuring or exit plan is not sufficient), and (ii) measurement at inception at fair value.

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

Under U.S. GAAP, the accounting for share-based compensation is identical whatever the characteristics of the plan.

There are two principal differences that arise between French GAAP and U.S. GAAP as set out below:

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

Pension plans

Under French GAAP, AXA uses an actuarial methodology that is consistent with the measurement and recognition basis prescribed under U.S. GAAP, with the exception of the recognition of an additional minimum pension liability that is not recognized under French GAAP. For U.S. GAAP purposes, an additional minimum pension liability is recorded if the accumulated benefit obligation exceeds the fair value of plan assets, such that the total liability in the balance sheet is at least equal to the unfunded accumulated benefit obligation. The after-tax amount is recorded in “Other Comprehensive Income” (separate component of shareholders’ equity).

Intrafund transactions

Under French GAAP, realized gains are recognized when securities or real estate with appreciated values are contributed to mutual funds or real estate funds established for the purpose of supporting French savings contracts that is, funds with financial risks borne by the policyholders (unit linked). Under U.S. GAAP, gains are proportionately recognized solely when the transactions are with funds held by U.S. GAAP qualifying separate accounts under SOP03-1 to the extent there is no General Account interest in the fund.

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

Net income statement reconciliation between French and U.S. GAAP

The impact on consolidated net income of material differences between French and U.S. GAAP is as follows:

		(in euro millions)

	Periods ended December 31
	2004	2003	2002

CONSOLIDATED NET INCOME IN ACCORDANCE WITH
FRENCH GAAP	2,519	1,005	949

Material differences (gross of tax)

Differences in scope of consolidation	789	471	(1,481)

Goodwill and purchase accounting	273	470	402

Investment accounting and valuation	162	1,142	(1,637)

Deferred acquisition costs	42	(15)	(112)

Equalization provisions	60	74	0

Future policy benefits (net of reinsurance)	(21)	(28)	(297)

Restructuring provisions and other non admissible provisions	(8)	(109)	(12)

Derivatives and hedging activities	(519)	1,092	486

Other items	(77)	(94)	(59)

Tax	15	(336)	(826)

Total reconciling adjustments	715	2,668	(3,536)

CONSOLIDATED NET INCOME IN ACCORDANCE
WITH U.S. GAAP (a)	3,235	3,673	(2,588)

(a)	All operating results are from continuing operations.

Year ended December 31, 2004

Net income group share for 2004 under U.S. GAAP was €3,235 million, €715 higher million than the net income under French GAAP.

This increase was mainly due to :

–	differences in scope of consolidation (€+563 million net group share, €+789 million before tax) mainly attributable to the positive impact of the increase in value of investments in mutual funds, which are consolidated at market value under U.S. GAAP (€+794 millions before tax),
–

differences in goodwill and purchase accounting (€+385 million net group share, €+273 million before tax), of which :

  exclusion of goodwill amortization charges under U.S. GAAP (€+649 million):
  the cancellation under U.S. GAAP of the exceptional profit accounted for in Alliance Capital under French GAAP (€–112 million) relating to the partial release of the dilution profit (€+420 million) recorded at the time of acquisition of Sanford Bernstein Inc. in 2000, partly offset by the exceptional amortization of the associated goodwill (€–308 million using average exchange rate), an additional amortization charge of the value of business in force (V.B.I.) (€–76 million before tax),

–	differences in accounting of invested assets (€+123 million net group share, €+165 before tax), of which :

  higher capital gains realized upon sale of invested assets, as corresponding valuation allowances were higher under U.S. GAAP, and, to a lesser extent, the booking of additional valuation allowances under French GAAP in 2004, on assets previously impaired under U.S. GAAP (€+342 million before tax), the impact of SOP03-1 on invested assets, that lead to a reclassification of non qualifying separate account assets in general account, (as explained above – see “Accounting for non-traditional contracts including separate accounts”), and, for real estate and loans, a re-measurement to depreciated cost (instead of market value under French GAAP), for a total amount of €–254 million,

–	the impact of accounting for derivatives and hedges (€–273 million net group share; €–579 million before tax), and notably the application of FAS 133, which in particular caused changes in the market value of various derivative instruments to be included within net income under U.S. GAAP, and the impact of realized gains in Japan, on sales of fixed maturities and their corresponding hedging instruments. The majority of the gains on these derivatives recognized this year on the primary accounts had already been recognized in the previous years under U.S. GAAP, because of fair value accounting,
–	other items as the accounting for costs in relation to discounts granted in the context of AXA employee stock purchase plan “AXA Actionnariat” (€–64 million).

The contribution of each segment to the consolidated net income was as follows :

CONSOLIDATED NET INCOME		(in euro millions)

	Year ended December 31, 2004
	U.S. GAAP	French GAAP

Life & Savings	1,374	1,390

Property & Casualty	1,483	907

International Insurance	274	227

Total Insurance	3,131	2,524

Asset Management	277	265

Other Financial Services	(34)	22

Total Financial Services	243	287

Holdings	(140)	(292)

Net Income, group share	3,235	2,519

(The amounts of differences in principles discussed below are provided net of deferred tax impacts).

The Life and Savings segment net income group share was €16 million lower than the French GAAP net income, due to :

  a €–131 million difference in the booking of the impact on the sale in Japan of fixed maturities. The transaction resulted in a difference of €–131 million because most of the profit on the associated hedging instruments had been previously recognized under U.S. GAAP, the impact of accounting derivatives and hedges (€–377 million) in accordance with FAS 133, which caused changes in the market value of various derivative instruments to be included within net income in U.S. GAAP, the reversal under U.S. GAAP of the goodwill amortization charges booked under French GAAP (€+330 million), the increase in value of mutual funds (€+302 million),
  the effect of SOP03-1, as explained above, that lead to a €–206 million difference in relation to real estate assets, higher capital gains realized upon sale of invested assets, as corresponding valuation allowances were higher under U.S. GAAP, and, to a lesser extent, the booking of additional valuation allowances under French GAAP in 2004, on assets already impaired under U.S. GAAP (€+112 million).

The Property and Casualty segment was the one most affected by these restatements. Net income group share was €576 million higher under U.S. GAAP, due to:

  the increase in value of mutual funds (€+262 million),
  the exclusion of goodwill amortization charges (€+140 million), higher capital gains realized upon sale of invested assets, as corresponding valuation allowances were higher under U.S. GAAP, and, to a lesser extent, the booking of additional valuation allowances under French GAAP in 2004, on assets already impaired under U.S. GAAP (€+116 million), the cancellation of equalization provision movements (€+61 million).

Net income group share in the International Insurance segment was €47 million higher under U.S. GAAP, as a result of:

  the increase in value of mutual funds (€+31 million),
  the cancellation of the reversal of an equalization provision booked in the set of primary accounts (€–21 million), the reversal of net capital losses realized on the disposal of treasury shares (€+23 million).

In the Asset Management segment, (which net income group share was €12 million higher under U.S. GAAP), the positive effect of eliminating goodwill amortization (€+165 million) was almost offset by the net profit recorded under French GAAP relating to Sanford Bernstein (€112 million), as described above.

The net income group share of Other Financial Services was €56 million lower under U.S. GAAP, mainly due to the booking under U.S. GAAP of the change in fair value of derivatives in accordance with FAS 133 (€–50 million).

The net income group share of Holding companies was €153 million higher under U.S. GAAP, due to fair value accounting for derivatives in accordance with FAS 133 (€+273 million), this impact being partly compensated by a compensation charge arising on the AXA Employee stock purchase plan “AXA Actionnariat” (€–64 million).

Year ended December 31, 2003

CONSOLIDATED NET INCOME		(in euro millions)

	Year ended December 31, 2003
	U.S. GAAP	French GAAP

Life & Savings	1,998	671

Property & Casualty	1,225	448

International Insurance	302	142

Total Insurance	3,525	1,261

Asset Management	118	(24)

Other Financial Services	178	138

Total Financial Services	297	115

Holdings	(149)	(371)

Net Income, group share	3,673	1,005

Net income Group share for 2003 under U.S. GAAP was €3,673 million, higher than the by €2,668 million than net income under French GAAP.

This increase was principally due to:

  the impact of accounting derivatives and hedges (€+752 million), and notably the application of FAS 133 (€+655 million), which in particular caused changes in the market value of various derivative instruments to be included within net income under U.S. GAAP, the exclusion of goodwill amortization charges under U.S. GAAP (€+562 million), the partial recovery in the financial markets and its positive impact on investments in mutual funds, which are included at market value under U.S. GAAP (€+475 million), the reduction in non-temporary impairment charges on equity securities under U.S. GAAP (€+675 million). The differences between U.S. and French GAAP led to the recording of €373 million net group share of valuation allowances under U.S. GAAP (impact in terms of net income Group share) as opposed to €1,048 million under French GAAP (net group share), a net release of deferred tax depreciation reserves (€+343 million) recorded under U.S. GAAP in 2002 by AXA Japan, the recognition of the disposal gain on the Australian health insurance business (€+93 million), which was recognized in 2002 under French GAAP.

These factors were partially offset by the non-recognition under U.S. GAAP of the profit recorded by AXA Financial under French GAAP (€–89 million), relating to a review of deferred tax positions.

The Life & Savings segment was the one most affected by these restatements. Net income Group share was € 1,327 million higher under U.S. GAAP, due to:

  the impact of accounting derivatives and hedges (€+439 million), a net release of Japanese deferred tax depreciation reserves (€+343 million), the exclusion of goodwill amortization charges (€+299 million), reduced non-temporary impairment charges on equity securities under U.S. GAAP (€+284 million), the increase in market value of mutual fund investments (€+134 million),

These factors were partially offset by the non-recognition under U.S. GAAP of the profit recorded at AXA Financial under French GAAP (€–89 million), relating to a review of deferred tax positions.

In the Property & Casualty segment, net income Group share was €777 million higher under U.S. GAAP, mainly due to (i) the increase in market value of mutual fund investments (€+294 million), (ii) reduced valuation allowances on equity securities (€+354 million) and (iii) the non-recognition of goodwill amortization charges (€+120 million).

Net income Group share in the International Insurance segment was €160 million higher under U.S. GAAP, due to (i) the difference in valuation of reinsurance liabilities relating to Guaranteed Minimum Income Benefit contracts (€+58 million), (ii) reduced valuation allowances on equity securities (€+37 million), (iii) the increase in market value of mutual fund investments (€+44 million) and (iv) the elimination of equalization reserves, which are not recognized under U.S. GAAP (€+20 million).

In the Asset Management segment, the €142 million increase in net income Group share compared to French GAAP was mainly due to the lack of goodwill amortization charges under U.S. GAAP (€+138 million).

In Other Financial Services, net income Group share was €40 million higher under U.S. GAAP, mainly due to the application of FAS 133 (€+43 million).

The net income Group share of Holding companies was €222 million higher under U.S. GAAP, due to (i) the recognition of derivative instruments under FAS 133 (€+185 million) and (ii) the recognition of the disposal gain on the Australian health insurance business (€+93 million), partially offset by (iii) the compensation charge arising on the AXA’s employee stock purchase plan (€–46 million).

Year ended December 31, 2002

CONSOLIDATED NET INCOME		(in euro millions)

	Year ended December 31, 2002
	U.S. GAAP	French GAAP

Life & Savings	(1,506)	1,063

Property & Casualty	(937)	(19)

International Insurance	(455)	(176)

Total Insurance	(2,898)	869

Asset Management	223	218

Other Financial Services	61	119

Total Financial Services	284	337

Holdings	27	(257)

Net Income, group share	(2,588)	949

Net income Group share for 2002 under U.S. GAAP amounted to a loss of €–2,588 million, which was € 3,537 million lower than the French GAAP net income figure.

This decrease was principally due to:

  the impairment charge on equity securities under U.S. GAAP. The differences between U.S. and French GAAP led to the recording of €2,270 million (net group share) of valuation allowances under U.S. GAAP, compared with € 614 million (net group share) under French GAAP;
  the adverse impact of financial market trends (i) on the value of investments in mutual funds, which are consolidated at net asset value under U.S. GAAP (€–1,008 million), and (ii) on the profit emerging from the UK “With-Profit” funds, of which 10% is recognized in the U.S. GAAP net income (€–274 million);
  an additional valuation allowance recorded against the Japanese deferred tax asset (€–1,014 million), arising automatically under U.S. GAAP due to a cumulative tax loss taking place over a three-year period, and the recognition of the deferred tax liability on future distributions in the UK (€–345 million) relating to the profit emerging from the non-profit fund; under U.S. GAAP, any distribution tax is recorded, regardless of the probability of distribution in a foreseeable future;
  the elimination under U.S. GAAP of the exceptional profit accounted for in Alliance Capital under French GAAP (€148 million) relating to the partial release of the dilution profit recorded at the time of acquisition of Sanford Bernstein in 2000. Under U.S. GAAP, this dilution profit was entirely accounted for within shareholder’s equity;
  the non-recognition of the disposal gain on the Australian health insurance business (€–87 million);
  the valuation difference between French and U.S. GAAP (€–119 million) concerning assets and liabilities relating to reinsurance contracts with guaranteed minimum income benefit features at AXA Financial (reinsurance ceded) and AXA Corporate Solutions (reinsurance accepted), these contracts are considered as derivative instruments, and as such are accounted for at fair value under FAS133.

These factors were partly offset by:

  The absence of goodwill amortization under U.S. GAAP as of 2002 (€+588 million), and the impact of fair value accounting for derivatives under FAS 133 (€+412 million).

The Life & Savings segment was the one most affected by these differences. Net income Group share was € 2,569 million lower under U.S. GAAP, due to:

(i) the additional valuation allowance recorded against the Japanese deferred tax asset (€–1,014 million);
(ii) a higher impairment charge on equity securities (€–926 million);
(iii) the adverse impact of financial market trends on the value of investments in mutual funds (€–421 million);
(iv) the recognition of deferred tax liabilities on future distributions in UK (€–345 million);
(v) the recognition of 10% of the profit emerging from the UK “With-Profit” funds (€–274 million).

These factors were partly offset by:

(vi) the absence of goodwill amortization as of 2002 (€+301 million).

In the Property & Casualty segment, net income Group share was €918 million lower under U.S. GAAP than under French GAAP, mainly due to (i) the adverse impact of financial market trends on the value of investments in mutual funds (€–515 million), (ii) a higher impairment charge on equity securities for (€–589 million), partly offset by (iii) the absence of goodwill amortization as of 2002 (€+103 million).

Net income Group share in the International Insurance segment was €279 million lower under U.S. GAAP than under French GAAP, as a result of (i) the valuation difference on accepted reinsurance contracts that cover guaranteed minimum income benefits, which are treated as derivatives instruments under U.S. GAAP rather than valued as insurance contracts (€–148 million), (ii) a higher impairment charge on equity securities (€–75 million), and (iii) the adverse impact of financial market trends on the value of investments in mutual funds (€–67 million).

In the Asset Management segment, the positive impact of eliminating goodwill amortization (€+154 million) was almost fully offset by the elimination of the exceptional profit recorded under French GAAP relating to Sanford Bernstein (€–148 million).

The net income Group share of Holding companies was €284 million higher under U.S. GAAP, due to (i) fair value accounting for derivatives under FAS 133 (€+498 million), partly offset by (ii) the elimination of the gain realized on the disposal of AXA Australia health activities (€–87 million), (iii) a higher impairment charge on equity securities (€–67 million), and (iv) a compensation charge arising on the employee stock purchase plan (€–61 million).

The impact on consolidated shareholders’ equity of material differences between French and U.S. GAAP are as follows:

	(in euro millions)

	Periods ended December 31
	2004	2003

CONSOLIDATED SHAREHOLDERS'EQUITY IN ACCORDANCE
WITH FRENCH GAAP	26,157	23,401

Material differences (net of tax)

Differences in scope of consolidation	221	(381)

Goodwill and purchase accounting	1,263	1,144

Investment accounting and valuation	4,483	2,270

Deferred acquisition costs	28	(22)

Equilization provisions	269	231

Future policy benefits (net of reinsurance)	215	227

Treasury shares held	(378)	(473)

Derivatives and hedging activities	247	432

Deferred tax : differences in principle	(942)	(899)

Minimum pension liability	(1,161)	(1,028)

Other items	28	15

Total reconciling adjustments	4,274	1,517

CONSOLIDATED SHAREHOLDERS'EQUITY IN ACCORDANCE
WITH U.S. GAAP (a)	30,431	24,918

(a) All from continuing operations.

34. Additional U.S. GAAP Disclosures

(a) Comprehensive income (based on French GAAP data)

Comprehensive income (loss) includes net income (loss) and represents the change in shareholders’ equity during a period from non-owner sources. It includes revenues, expenses, gains and losses that have been excluded from net income. Using amounts determined in accordance with French GAAP, comprehensive income (loss) is set out below:

CHANGE FROM NON-OWNER SOURCES INCLUDED IN SHAREHOLDERS’ EQUITY

	2004	2003	2002

Foreign currency fluctuation adjustments	(750)	(985)	(1,197)

Other	1	154	34

Total change	(749)	(831)	(1,163)

Net income	2,519	1,005	949

TOTAL COMPREHENSIVE INCOME	1,770	175	(214)

Comprehensive income (loss), being net income (loss) plus the change in other comprehensive income, totaled €1,770 million, €175 million, and €(214) million in 2004, 2003, 2002, respectively. AXA concluded that it was not practical to present the components of AXA’s accumulated balance of other comprehensive income.

(b) Net income per ordinary shares

	Years ended December 31,
	2004	2003	2002

Income applicable to ordinary shares

Basic	3,235	3,673	(2,588)

Dilutive securities issued by subsidiaries	–	–	–

Interest on assumed conversion of convertible debts	110	91	–

Dilutive	3,345	3,764	(2,588)

Weighted average of ordinary shares outstanding (a)

Basic	1,805	1,734	1,705

Assumed exercise of stock options	6	3	–

Assumed conversion of convertible debts	124	87	–

Dilutive	1,935	1,824	1,705

Net income per ordinary share

Basic	1.79	2.12	(1.52)

Diluted	1.73	2.06	(1.52)

(a)	Weighted average of outstanding ordinary shares after the elimination of the weighted average number of ordinary shares held in Treasury.

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

In accordance with the terms and conditions of the €1,524 million 2.5% subordinated convertible debt issued in February 1999 and due in 2014, and €1,099 million 3.75% subordinated convertible debt issued in February 2000 and due in 2017, the company has the right of early redemption at a price greater than the original issue price per note starting in January 2005 and 2007.

As a result the amortization of the redemption premium under U.S. GAAP was approximately €61 million in 2004 (2003: €61 million and 2002: €61 million). The two subordinated debt instruments are convertible into AXA ordinary shares.

These potential shares were treated as “dilutive” under U.S. GAAP and, therefore, were included in the U.S. GAAP net income per ordinary share (diluted). The potential conversion of these two subordinated convertible debt instruments into 64 million ordinary shares were included in the calculation of net income per ordinary share (diluted) together with 60 million shares in order to redeem the ORAN bonds issued as part of the Mony acquisition and the 6 million stock options taken into account in the earning per share calculation under French GAAP.

(c) Derivative instruments

AXA manages its risks and, therefore, its hedging strategies to meet the hedging requirements as set forth under French GAAP, rather than according to the requirements of U.S. GAAP. As a result, certain hedging relationships established by AXA could not be designated in qualifying hedging relationships under FAS 133 and, therefore, have no hedge designation and are referred to as “free standing derivatives” with the change in fair value recorded in income. However, certain existing hedge arrangements met the criteria for measurement and recognition as fair value hedges under FAS 133.

At December 31, 2004, AXA had derivative assets and derivative liabilities at estimated fair value of € 4,095 million and € 2,015 million, respectively (2003 : € 3,054 million and € 1,654 million, respectively). The change in estimated fair value of derivative instruments not in qualifying U.S. GAAP hedging activities included in the 2004 U.S. GAAP consolidated net income was a loss of approximately €212.8 million, included under the caption “Net investment result” (2003: a gain €450 million).

Certain hedge arrangements met the U.S. GAAP criteria for measurement and recognition primarily in respect of (i) certain hedges of changes in fair value attributable to interest rate risk (through the use of interest rate swaps), and (ii) certain hedges of changes in fair value attributable to foreign currency risk (primarily through the use of currency swaps and foreign currency forwards). In respect of the derivative instruments used for these qualifying U.S. GAAP hedges, the amount of hedge effectiveness included in AXA’s 2004 U.S. GAAP consolidated net income was nil (2003 : debit of €23 million). There was a gain of €352 million included in AXA’s 2004 U.S. GAAP consolidated net income representing the component of the derivative instruments gain excluded from the assessment of hedge effectiveness (2003: net loss €10.1 million).

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

(d) Deferred tax

The U.S. GAAP net deferred tax asset and liability attributable to shareholders are as follows:

	(in euro millions)

	Deferred Tax U.S. GAAP			Deferred Tax French GAAP

	Assets	Liabilities	Net	Net

2004	2,225	(6,412)	(4,188)	(290)

2003	2,032	(4,368)	(2,336)	98

2002	4,778	(6,810)	(2,032)	171

The components of deferred income taxes attributable to shareholders under U.S. GAAP are as follows :

DEFERRED TAX U.S. GAAP	(in euro millions)

2004

Deferred tax asset, gross	5,124

Valuation allowance on deferred tax assets	(1,002)

Deferred tax asset, net	4,122

Liabilities	(8,310)

Net deferred tax asset / (liability)	(4,188)

Included in deferred tax assets	2,225

Included in deferred tax liabilities	(6,412)

Note: Deferred tax positions on the balance sheet are stated net at the level of the heads of local tax consolidation groups and distinct tax entities.

The difference between French and U.S. GAAP net deferred tax figures is mainly due to:

  the difference in valuation of invested assets, which are reported at cost under French GAAP and at fair value under U.S. GAAP (€2,251 million additional net deferred tax liability), the difference in valuation of Value of Business in Force (€875 million additional net deferred tax liability), other differences in principles, for example relating to the €585 million additional valuation allowance booked on the deferred tax asset in Japan under U.S. GAAP, which reflected differences both on the tax loss carry forward and the temporary differences.

(e) Supplemental Cash Flow information

This information should be read in conjunction with the Consolidated Statements of Cash Flows. The Consolidated Statements of Cash Flows as presented on page F-06, is in compliance with FAS95, except for the differences noted below.

For the years ended December 31, 2004, 2003, and 2002, deposits related to investment contracts amounted to €12,392 million, €17,814 million, and €17,524 million, respectively, and withdrawals related to investment contracts amounted to €5,276 million, €6,224 million, and €10,657 million, respectively, and are part of operating cash flow under French GAAP. Such deposits and withdrawals would be reflected as financing activities in a statement of cash flows prepared in accordance with U.S. GAAP.

(f) Employee benefit plan

For pension plans where the fair value of plan assets exceeds the accumulated benefit obligation, the aggregate fair value of plan assets and aggregate accumulated benefit obligations were €2,233 million and €2,135 million, respectively as at December 31, 2004 (2003: €2,094 million and €1,967 million, respectively).

For pension plans where the accumulated benefit obligation is in excess of the fair value of plan assets, the aggregate accumulated benefit fair value of plan assets and aggregate accumulated benefit obligations were €3,896 million and € 6,540 million, respectively as at December 31, 2004 (2003: €3,431 million and €5,827 million, respectively).

The following table provides a reconciliation of the funded status of pension obligations to the accrued pension cost, including the additional minimum liability recognized for U.S. GAAP only.

RECONCILIATION OF FUNDED STATUS TO ACCRUED PENSION COST	(in euro millions)

	2004	2003

Funded Status	(3,457)	(3,083)

Unrecognized prior service cost	64	60

Unrecognized net loss / (gain)	3,395	3,058

Unrecognized transition obligation / (asset)	0	8

Net position (as reported under French GAAP)	2	43

Additional Minimum Liability	(1,947)	(1,647)

Accrued pension liability under U.S. GAAP	(1,945)	(1,604)

Of the €1,947 million additional minimum liability, €70 million was charged against unrecognized prior service costs (an intangible asset) with a balance of 1,876 million gross of tax recognized against shareholders’ equity.

(g) Share-based compensation

Details on share option plans in respect of AXA are provided in note 31 “Share Options”.

The total compensation cost recognized in income for stock-based employee compensation in 2004 is €81 million (2003: €50 million, and 2002 : €63 million).

The 2004 cost mainly includes the cost of the AXA Shareplan. It also includes U.S.$16.2 million in connection with the AXA Financial Stock Appreciation Rights liability, as they are subject to variable accounting based on the change in market value of AXA ADRs and U.S.$ 13.0 million in connection with the AXA ADRs granted to senior executives and non-employee directors.

Details on share option plans in respect of AXA are provided in note 31 “Share Options”. In October 1995, the FASB issued Statement of Financial Accounting Standards No. 123 (“FAS 123”) “Accounting for stock-based compensation” which requires disclosure of the cost to AXA of share options granted on or after January 1, 1995 based on the fair value of the options on the date they were granted. AXA has elected to continue to account for share-based compensation using the intrinsic method prescribed under APB No. 25. The following table illustrates the effect on net income and net income per ordinary share, had AXA accounted for share options (see note 31) granted since January 1, 1995 in accordance with FAS 123’s fair value based method. Such proforma effects are not necessarily indicative of future effects on net income and net income per ordinary share.

(in euro millions except for share amounts)

	Years Ended December 31,
	2004	2003	2002

U.S. GAAP

Net Income

–As reported	3,235	3,673	(2,588)

– Adjustment for compensation expense determined
under fair value	(33)	(65)	(50)

– Pro forma	3,202	3,608	(2,639)

Net Income per ordinary share

Basic:

– As reported	1.79	2.12	(1.52)

– Pro forma	1.77	2.08	(1.55)

Diluted:

– As reported	1.73	2.06	(1.52)

– Pro forma	1.71	2.03	(1.55)

The Black-Scholes option pricing model was used in determining the fair values of option awards used in the proforma disclosures above. The option pricing assumptions and weighted average fair values for 2004, 2003 and 2002 are as follows:

AXA SA

	2004	2003	2002

Dividend yield	3.10%	2.82%	2.66%

Volatility	28.00%	43.41%	43.00%

Risk-free interest rate	3.20%	3.64%	4.75%

Expected life (years)	6	6	6

Weighted average fair value per option at grant date	€3.96	€4.54	€7.89

AXA ADR

	2004	2003	2002

Dividend yield	3.10%	2.48%	2.54%

Volatility	29.00%	46.00%	46.00%

Risk-free interest rate	2.90%	2.72%	4.04%

Expected life (years)	5	5	5

Weighted average fair value per option at grant date	$4.44	$4.39	$6.30

(h) Variable interest entities

As described under “Scope of Consolidation” in Note 33, AXA is required to consolidate an entity that is a variable interest entity (VIE) in which AXA has a variable interest deemed to be the primary beneficiary according to FIN 46R. The primary beneficiary is the party in the VIE that has a variable interest which absorbs the majority of the VIE’s losses or receives the majority of its residual returns, or both. In addition, AXA is also required to disclose VIE’s in which it has a significant variable interest, as determined by consideration of the significance of the variability absorbed by AXA in relation to the VIE’s total variability. Generally, AXA considers the absorption of greater than 20% of an entity’s variability to be significant.

AXA has completed its transition to the consolidation requirements of FIN 46 R. AXA was required to adopt FIN 46R in 2003 for VIEs created on or after February 1, 2003. At December 31, 2003, there were no VIEs created on or after February 1, 2003 in which AXA was deemed to be the primary beneficiary that would have required consolidation by AXA in 2003.

In the ordinary course of conducting business, AXA in the role of investment manager may act as investment adviser in certain asset-backed investment vehicles commonly known as collateralized debt obligations (“CDOs”). CDOs raise capital by issuing debt and equity securities (the latter if “not rated instruments”) and use the capital to invest in portfolios of interest bearing securities. These vehicles are structured to take advantage of the yield differential between their assets and liabilities including paying investment advisory fees and other expenses. Any net losses of the CDO are borne first by the equity owners to the extent of their investments, and then ultimately by the debt owners in ascending order of subordination. In addition, AXA’s operating entities may from time to time invest directly in some of these CDOs and in CDOs managed by third parties.

AXA identified three CDOs which were required to be consolidated as of January 1, 2004. Consolidation of these entities resulted in an increase of €1.7 billion in AXA’s assets, principally investments, and an increase of €1.7 billion in its operating debt and liabilities. The difference between the net amount added to the balance sheet and the amount of any previously recognized interest in the newly consolidated entities was recognized in the consolidated statement of income as a cumulative effect of an accounting change of €–28 million at January 1, 2004. Substantially all of the assets of the CDOs act as collateral for the related CDO debt holders. AXA has no right to use these assets. In the event of a default, neither the creditors nor the equity investors (if any) have any recourse against AXA.

AXA also has significant interests in CDOs, which do not require consolidation because management has determined that AXA is not the primary beneficiary. At December 31, 2004, AXA’s investment in such CDOs, being the carrying value included in its consolidated financial statements, totaled approximately €172 million with no additional funding commitments. At such date, these vehicles had total assets of roughly €6.2 billion.

As a result of its review of all other VIEs, AXA consolidated one private equity partnership as of January 1, 2004. Consolidation of this entity resulted in increases in AXA’s assets, principally investments, and in its liabilities, principally minority interest, each of approximately €48 million.

At December 31, 2004 AXA also had significant variable interests in certain other VIEs totaling €629 million, of which €595 million related to partnership interests and private equity and real estate investment pools, and €34 million related to other investments. At December 31, 2004, AXA had approximately €52 million of funding commitments in respect of these vehicles. The investment carrying value and funding commitments represent AXA’s maximum exposure to loss from its direct involvement in these VIEs.

In addition and specific to Alliance Capital, as of March 31, 2004 Alliance Capital consolidated an investment in a joint venture and its funds under management. At December 31, 2004, Alliance Capital sold this investment and accordingly, no longer consolidates this investment and its funds under management. Alliance Capital derived no direct benefit from client assets under management of these entities other than investment fees and could not utilize those assets in its operations. Alliance Capital also has significant variable interests in certain VIEs with approximately €627 million in client assets under management. Alliance Capital’s maximum exposure to loss to these entities is limited to a nominal investment and prospective investment management fees.

In conclusion, AXA derives no direct benefit from the total assets within these variable interest entities other than its direct investment plus any investment management fees, if it is also the investment manager, and cannot utilize those assets in its operations. In addition, any additional liabilities recognized as a result of consolidating the VIEs would not represent additional claims on the general assets of AXA, rather they would only represent claims against the additional assets recognized by AXA as a result of consolidating the VIEs.

(i) Equity and fixed maturity securities

Investment financial data on a U.S. GAAP basis in respect of AXA’s principal consolidated entities is presented in the tables below:

					(in euro millions)

	As at December 31, 2004
	Less than 12 months		More than 12 months		Total
	Closing	Gross	Closing	Gross	Closing	Gross
	market	unrealized	market	unrealized	market	unrealized
	value	losses	value	losses	value	losses

French government fixed maturity
securities	306	(3)	0	(0)	306	(3)

Foreign government fixed maturity
securities	1,090	(23)	88	(2)	1,178	(25)

Other local government and agencies
fixed maturity securities	349	(3)	29	(1)	377	(3)

Mortgage backed securities	701	(8)	226	(8)	926	(17)

Other corporate bonds	4,247	(43)	1,068	(35)	5,315	(78)

Total fixed maturities	6,692	(80)	1,410	(46)	8,102	(126)

Quoted equity securities	967	(59)	0	0	967	(59)

Unquoted securities	3,648	(22)	0	0	3,648	(22)

Total equity securities	4,615	(81)	0	0	4,615	(81)

TOTAL	11,307	(160)	1,410	(46)	12,717	(207)

French Government fixed maturity securities
The unrealized losses are mainly recorded by Belgium Life subsidiaries and reinsurance activities and with a unrealized loss lower than 20%.

Foreign Government fixed maturity securities
The €25 million unrealized losses are attributable to Germany (€15 million), and international activities (€6 million).

Other local government and agencies fixed maturities securities
The unrealized loss position is mainly attributable to the United States.

Mortgage backed securities
The unrealized loss position is mainly attributable to the United States (€7 million) and Japan (€7 million).

Other corporate bonds
The unrealized loss position is mainly attributable to the United States (€48 million, mainly attributable to an interest rate increase), Southern Europe (€5 million) and the United Kingdom (€7 million).

				(in euro millions)

	At December 31, 2004
	Amortized	Net		Gross	Gross
	Cost or	Carrying	Fair	unrealized	unrealized
	Cost	Value	Value	gains	losses

Fixed maturities

Held to maturity	160	163	263	3	(0)

Available for sale	156,609	168,660	168,650	12,178	(126)

Trading		20,321	20,321

			189,233

Equity investment (including holdings
in mutual funds and investments
in participating interests)

Available for sale	82,520	86,859	90,221	4,239	(81)

Trading		30,950	30,950

			121,172

Total under U.S. GAAP		306,953	310,405	16,420	(207)

				(in euro millions)

	At December 31, 2003
	Amortized	Net		Gross	Gross
	Cost or	Carrying	Fair	unrealized	unrealized
	Cost	Value	Value	gains	losses

Fixed maturities

Held to maturity	1,248	1,248	1,424	177	(1)

Available for sale	134,193	141,756	141,756	8,069	(506)

Trading		17,561	17,561

			160,742

Equity investment (including holdings
in mutual funds and investments
in participating interests)

Available for sale	36,110	39,000	39,000	3,128	(228)

Trading		28,558	28,558

			67,558

Total under U.S. GAAP		228,124	228,300	11,374	(736)

AT DECEMBER 31, 2004					(in euro millions)

	Analysis of unrealized losses
	Amortized	Market	Total	Less than		More
	cost/cost	Value	URL	20%	20%-50%	than 50%

Below Investment Grade

< 6 months	188	182	(6)	(3)	0	(3)

6-12 months	29	28	(1)	(1)	0	0

> 12 months	0	0	0	0	0	0

Total	217	210	(7)	(4)	0	(3)

Investment Grade

< 6 months	4,266	4,226	(40)	(40)	(0)	0

6-12 months	2,168	2,136	(33)	(31)	(2)	0

> 12 months	1,458	1,411	(47)	(44)	(2)	(0)

Total	7,892	7,773	(119)	(115)	(4)	(0)

Total Fixed maturities

< 6 months	4,548	4,502	(46)	(44)	0	(3)

6-12 months	2,223	2,189	(34)	(32)	(1)	0

> 12 months	1,458	1,412	(47)	(44)	(2)	(0)

Total	8,229	8,103	(126)	(120)	(4)	(3)

Total equities

< 6 months	4,696	4,615	(81)	(79)	(1)	(1)

6-12 months	0	0	0	0	0	0

> 12 months	0	0	0	0	0	0

Total	4,696	4,615	(81)	(79)	(1)	(1)

TOTAL	12,925	12,717	(207)	(197)	(5)	(3)

AT DECEMBER 31, 2003	(in euro millions)

	Analysis of unrealized losses
	Amortized	Market	Total	Less than		More
	cost/cost	Value	URL	20%	20%-50%	than 50%

Below Investment Grade

< 6 months	917	892	(26)	(18)	(4)	(4)

6-12 months	112	101	(11)	(11)	0	(0)

> 12 months	0	0	0	0	0	0

Total	1,029	993	(37)	(29)	(4)	(4)

Investment Grade

< 6 months	13,465	13,103	(362)	(361)	(1)	0

6-12 months	2,474	2,399	(76)	(73)	(2)	0

> 12 months	1,635	1,603	(32)	(29)	(3)	(1)

Total	17,574	17,105	(469)	(463)	(6)	(1)

Total Fixed maturities

< 6 months	14,382	13,995	(388)	(380)	(5)	(4)

6-12 months	2,587	2,500	(87)	(84)	(2)	(0)

> 12 months	1,635	1,603	(32)	(29)	(3)	(1)

Total	18,603	18,097	(506)	(493)	(9)	(5)

Total equities

< 6 months	1,976	1,748	(228)	(226)	(1)	(1)

6-12 months	0	0	0	0	0	0

> 12 months	0	0	0	0	0	0

Total	1,976	1,748	(228)	(226)	(1)	(1)

TOTAL	20,579	19,845	(735)	(718)	(11)	(5)

(j) Contractual obligations

A schedule of future payments under AXA’s consolidated contractual obligations on operating leases follows :

AT DECEMBER 31, 2004

Contractual obligations

Less than one year	372

1 to 2 years	304

2 to 3 years	243

3 to 4 years	202

4 to 5 years	186

More than 5 years	1,010

Future minimum lease payments	2,316

(k) Segment information

Under U.S. GAAP, as defined by FASB Statement 131, “Segment Information” (“FAS 131”), when there is a change in the composition of the reportable segments, the corresponding information for earlier periods is restated, which is not the case under French GAAP. As of January 1, 2003, the health activities in the United Kingdom were transferred from the Life & Savings segment to the Property & Casualty segment. Certain other transfers affecting the International Insurance segment were also made. Accordingly, under FAS 131, the Company has restated the segment information previously reported for 2002.

(l) Separate accounts assets and liabilities

In AXA ’s consolidated financial statements prepared in accordance with French GAAP, unit linked funds whereby the policyholders benefits are determined wholly or partly in reference to specific invested assets or to an investment related index are referred to either as business with financial risk borne by the policyholders or unit-linked business. The assets and liabilities of this linked business are reported as summary totals in AXA’s consolidated balance sheets.

Upon the adoption of SOP03-1 “Accounting and Reporting by Insurance Enterprises for Certain Non-traditional Long-Duration Contracts and for Separate Accounts” effective from January 1, 2004, specific criteria must be met in order for assets and liabilities to be treated as qualifying separate accounts with summary totals in AXA’s consolidated balance sheet, namely: (i) the fund is legally recognized, (ii) the separate account assets are legally insulated from the general account liabilities of the insurance enterprise, (iii) the policyholder directs investment or there are pre-determined specific investment policy/objectives, and (iv) the investment performance passed-through to policyholder, subject to contract fees and assessments. In addition, any general account interest in the separate account can no longer be included in separate accounts but should rather be reported along with all other general account invested assets.

Consequently, as of January 1, 2004, total assets of €52,103 million can no longer be treated as separate account assets because (i) it represents the general account’s interest in the qualifying separate accounts, or (ii) because the unit linked business does not qualify as separate account for U.S. GAAP accounting and reporting purposes.

The U.S. GAAP reclassifications for assets and liabilities with financial risk borne by the policyholders that do not qualify as separate accounts under SOP 03-1 have the following effects on AXA’s consolidated financial statements:

(in euro millions)

At Dec 31,2004

Assets with financial risk borne by the policyholders, as reported under French GAAP	113,786

Reclassification to general accounts for U.S. GAAP reporting purposes

Fixed maturity securities	11,585

Equity securities	40,644

Real estate investments	1,897

Cash	4,694

Other assets	301

Separate account assets as reported under U.S. GAAP	54,665

(in euro millions)

At Dec 31,2004

Liabilities with financial risk borne by the policyholders,
as reported under French GAAP	113,998

Reclassification to general accounts for U.S. GAAP reporting purposes	59,336

Separate account liabilities as reported under U.S. GAAP	54,662

(m) New accounting pronouncements not yet adopted

U.S. GAAP

In December 2003, the AICPA issued Statement of Position 03-03 “Accounting for Certain Loans or Debt Securities Acquired in a Transfer” (“SOP 03-3”). SOP 03-3 provides guidance on the accounting for differences between contractual and expected cash flows from the purchaser’s initial investment in loans or debt securities acquired in a transfer, if those differences are attributable, at least in part, to credit quality. Among other things, SOP 03-3 limits the recognition of the excess of contractual cash flows over expected cash flows as an adjustment of yield, loss accrual or valuation allowance at the time of purchase. SOP 03-3 requires subsequent increases in expected cash flows to be recognized prospectively through an adjustment of yield and requires subsequent decreases in expected cash flows to be recognized as an impairment. In addition, SOP 03-3 prohibits the creation or carrying over of a valuation allowance in the initial accounting of all loans within its scope that are acquired in a transfer. SOP 03-3 becomes effective for loans or debt securities acquired by AXA in 2005.

In March 2004, the Emerging Issues Task Force (EITF) reached a further consensus on EITF Issue No. 03-1 “The Meaning of Other-than-Temporary Impairment and its Application to Certain Investments” (“EITF 03-1”). EITF 03-1 require certain qualitative and quantitative disclosures for unrealized losses on debt and equity securities that have not been recognized as other-than-temporary impairments. The guidance sets forth certain disclosures of investments in debt and equity securities in unrealized loss positions at balance sheet date that have not been recognized as other-than-temporary impairments (refer to note 34(i)). In addition, EITF 03-1 provides application guidance that should be used to determine when an investment is considered impaired, whether that impairment is other-than-temporary, and the measurement of an impairment loss along with accounting considerations subsequent to the recognition of an other-than-temporary impairment. The recognition and measurement guidance is applicable for reporting periods beginning after June 15, 2004 (that is, in AXA’s 2005 consolidated financial statements). However, through the issuance of FSP EITF 03-1-1, “Effective Date of Paragraphs 10-20 of EITF Issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”, the FASB has postponed the effective date of certain recognition and measurement guidance included in EITF 03-1. Until the new guidance is finalized, the impact on AXA’s financial position and results of operations can not be determined.

On December 16, 2004, the FASB issued SFAS Statement No. 123(R), “Share-Based Payment”. SFAS Statement No. 123(R) eliminates the alternative to apply the intrinsic value method of accounting for employee stock-based compensation awards that was provided in FASB Statement No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”) as originally issued. SFAS No. 123(R) requires the cost of all share-based payments to employees, including stock options, stock appreciation rights, and most tax-qualified employee stock purchase plans, to be recognized in the financial statements based on the fair value of those awards. Under SFAS No. 123(R) the cost of equity-settled awards generally is based on fair value at date of grant, adjusted for subsequent modifications of terms or conditions, while cash-settled awards require remeasurement of fair value at the end of each reporting period. SFAS No. 123(R) does not prescribe or specify a preference for a particular valuation technique or model for estimating the fair value of employee stock options and similar awards but instead requires consideration of certain factors in selecting one that is appropriate for the unique substantive characteristics of the instruments awarded. SFAS No. 123(R) is effective for reporting periods beginning after June 15, 2005 (that is, in AXA’s 2006 consolidated financial statements) with earlier adoption permitted, and generally requires adoption using a modified version of prospective application. Under “modified prospective” application, SFAS No. 123(R) applies to new awards granted and to awards modified, repurchased, or cancelled after the required effective date. Additionally, compensation cost for unvested awards outstanding as of the required effective date must be recognized prospectively over the remaining requisite service/vesting period based on the fair values of those awards as already calculated under SFAS No. 123. Entities may further elect to apply SFAS No. 123(R) on a “modified retrospective” basis to give effect to the fair value based method of accounting for awards granted, modified, or settled in cash in earlier periods. The cumulative effect of initial application, if any, is recognized as of the required effective date.

As more fully described in Note 34(g) of Notes to Consolidated Financial Statements, AXA elected under SFAS No. 123 to continue to account for stock-based compensation using the intrinsic value method and instead to provide only proforma disclosure of the effect on net earnings from applying the fair value based method. Consequently, adoption of SFAS No. 123(R) would be expected to result in recognition of compensation expense for certain types of AXA’s equity-settled awards, such as options to purchase AXA shares, for which no cost previously would have been charged to net earnings under the intrinsic value method. Similarly, certain types of AXA’s cash-settled awards, such as stock appreciation rights, may be expected to result either in different amounts of compensation expense or different patterns of expense recognition under SFAS No. 123(R) as compared to the intrinsic value method. Management of AXA currently is assessing the impact of adoption of SFAS No. 123(R), including measurement and reporting of related income tax effects, selection of an appropriate valuation model and determination of assumptions, as well as consideration of plan design issues.

On May 19, 2004, the FASB approved the issuance of FASB Staff Position (“FSP”) No. 106-2, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003”, effective for the first interim or annual period beginning after June 15, 2004. With respect to the U.S., FSP 106-2 provides guidance on the accounting for the effects of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (“MMA”) for employers that sponsor U.S. postretirement health care plans that provide prescription drug benefits. MMA introduced a new prescription drug benefit under Medicare that will go into effect in 2006 and also includes a U.S. Federal subsidy payable to plan sponsors equal to 28% of certain prescription drug benefits payable to Medicare-eligible retirees. The subsidy only is available to an employer that sponsors a retiree medical plan that includes a prescription drug benefit that is at least as valuable as (i.e., actuarially equivalent to) the new Medicare coverage. The subsidy is not subject to U.S. Federal income tax.

Clarifying regulations are expected to be issued by the Centers for Medicare and Medicaid Services to address the interpretation and determination of actuarial equivalency under MMA. In accordance with the provisions of FSP 106-2, management and its actuarial advisors will re-evaluate actuarial equivalency as new information about its interpretation or determination become available. Management and its actuarial advisors have not as yet been able to conclude whether the prescription drug benefits provided under AXA’s U.S. retiree medical plans are actuarially equivalent to the new Medicare prescription drug benefits for 2006 and future years. Consequently, measurements of the accumulated postretirement benefit obligation and net periodic postretirement benefit cost for these plans at and for the period ended December 31, 2004 do not reflect any amount associated with enactment of MMA, including the subsidy.

IFRS

In the 2003 Annual Report, the Group described the first steps of its program to prepare its consolidated financial statements according to international accounting standards (IFRS) as of the financial year starting on or after January 1, 2005 in compliance with European Parliament Regulation (EC) 1606/2002.

Conversion program :

  In view of this transition, since 2003, the Group devised a program to convert its French GAAP consolidated financial statements to these new international accounting standards. As indicated in the Chairman of the Supervisory Board report on internal controls, the project management, conducted by Planning Budget Results Central teams (P.B.R.C.), resulted in the implementation of specific management structures and a strong cooperation on these topics with the auditors. Governance structures include: a steering committee bringing together Group Finance Department and CFOs of main Group subsidiaries, a central project team with experts in both accounting and actuarial areas, some project teams at Group subsidiaries level and an implementation committee bringing together project leaders and experts.

This program conducted since 2003 to the strengthening of the central project team, the creation of project teams in all Group subsidiaries and the setting up of meetings of the steering committee. Training seminars dealing with these new accounting policies were organized. A guide listing the principles defined in these new accounting standards and operational and financial implementation modalities has been drawn up and shared with all teams within the Group.

This program has been pursued in 2004, resulting in the beginning of the preparation of the 2004 opening shareholders' equity in accordance with the new international accounting standards. The data collection and processing IT system has been set up and the detailed instructions, including a chart of accounts and data entry models, have been shared within the Group; the IFRS guide has also been updated so as to reflect changes in the IFRS accounting principles. Two consolidation processes have been undertaken, first in June and in October 2004, so as to efficiently prepare the operational implementation of the transition, and to assess the impacts of the new accounting standards on both the opening shareholders equity, and the net income.

As some standards, that are very important for the Group, were still being developed (e.g. IFRS 4 “Insurance Contracts” and IAS 32&39 “Financial Instruments”) the Group had to continue in 2004 to analyse the implications of the new standards and to carry out a number of estimates. In the meantime new projects have been started, notably the one relating to the consolidation of mutual funds, which will take end during the first quarter of 2005.

Based on the analysis performed in 2004, the principles for applying these new accounting standards in their current interpretation and definition have been decided by the Management Board and discussed with the Audit Committee in December 2004. These application principles are currently being implemented, in a view to prepare the final set of the opening balance sheet, and 2004 comparative data.

The main differences of principle between French GAAP and IFRS are explained here after with some estimated impacts on the shareholder’s equity as of January 1, 2004.

Scope and methodology for consolidation

Investment in mutual funds, investment and real estate companies (principally held in AXA’s entities and backing insurance liabilities) are not consolidated in French GAAP, in compliance with the CRC Regulation 2000-05.

According to IFRS, all entities in which AXA has a significant influence should be consolidated with:

  the full consolidation method if AXA exercises an exclusive control;
  the proportionate method if AXA exercises a joint control;
  the equity method if AXA exercises a significant long-term influence.

Invested assets

Classification

According to IFRS, the intention to hold the investment is more important than the nature of the investment. Applying this principle, invested assets are classified in the following categories:

  held to maturity and accounted for at amortized cost;
  loans & receivables are accounted for at amortized cost;
  trading and accounted for at fair value with change in fair value in P&L;
  available for sale accounted for at fair value with change in fair value in shareholder’s equity, or by exception, designated at the origin at fair value with change in fair value in P&L.

This option (designation at fair value with change in fair value in P&L), as defined by IAS 39 will be used by the Group in the following cases :

  assets backing unit linked liabilities;
  securities held by some mutual funds included in the scope of consolidation on the basis of Group risk management policy;
  assets included in hedging strategies set out by the Group for economical reasons but not eligible to hedge accounting as defined per IAS 39.

Investment properties (excluding investment properties backing totally or partially contracts with financial risk borne by policyholders (unit linked) or “With Profit” contracts, which are accounted for at fair value) and owner-occupied properties, remain accounted for at amortized cost in IFRS.

Identification and valuation of embedded derivatives

According to IFRS, embedded derivatives should be separated and accounted for at fair value with change in fair value in P&L if the host contract is not accounted for with the same method and derivatives are not clearly and closely related to the host contract. So far, total of embedded derivatives in invested assets which are not accounted for at fair value through P&L in accordance with this method is not material at the Group level.

Impairment rules

There is no difference of impairment rules for debt securities between French GAAP and IFRS. AXA considers that equity securities with unrealized losses for a continuous period of 6 months or more prior to the closing date or higher than 20% of the carrying value at the closing date should be impaired in IFRS. The impairment is calculated in reference to the market value at the closing date rather than to a recoverable value. In IFRS, any impairment of equity securities is irreversible.

Accounting rules for derivatives and hedging

The Group applies as much as possible the hedge accounting rules. When it is not possible, the derivatives are accounted for at fair value with change in fair value in P&L. The impact on earnings is limited for the following strategies:

  hedged items accounted for at fair value with change in fair value in P&L as well;
  some hedged insurance contracts that AXA plans to re-measure to reflect current prices (i.e. assessed according to updated assumptions).

Given the accounting principles applicable to invested assets and financial instruments as explained above, their impact on AXA Group shareholder’s equity as at January 1, 2004 should be very positive.

Insurance & investment contracts

Classification and accounting rules of the contracts

According to IFRS 4 and IAS 39, contracts should be classified in 2 categories: insurance contracts or investment contracts.

The French GAAP rules are still valid for insurance contracts for IFRS Phase 1. Accounting rules for investment contracts with discretionary participation features comply with the French GAAP as well. Besides, consistently with the accounting standards currently used by the group, an adequacy test is performed to ensure that the existing provisions are sufficient to afford the future flows including the settlement costs, the embedded options and guarantees. The only exception refers to provisions related to catastrophic risks which are eliminated under IFRS (positive impact of this principle on the shareholder’s equity as of January 1, 2004 is estimated to be €0,3 bn).

A small part (estimated to be around 9% of the technical provisions as of December 31, 2003) of the contracts are classified as investment contracts without discretionary participation features and accounted for differently under IFRS and French GAAP. In accordance with IAS 39, these contracts are accounted for using the “deposit accounting” method, which mainly results in not recognizing in the P&L the corresponding premiums and benefits and claims. For the Group, this category includes mainly unit-linked contracts for which the liabilities represent already the fair value of the investment funds / assets linked to those contracts at the balance sheet date in French GAAP.

Consequently, the existing deferred acquisition cost and value of business in force in French GAAP are not significantly impacted by the IFRS. The existing acquisition costs of investment contracts without discretionary participation features are not deferred in IFRS (estimated to be less than 10% of the total existing deferred acquisition costs as of December 31, 2003). The written-off deferred acquisition costs are partially replaced by deferred revenues to the extent of origination costs for investment contracts without discretionary participation features which provide investment management services. The scope of origination is more restrictive under IFRS than the scope of acquisition costs under French GAAP.

The minimum guarantees offered by some contracts in direct insurance activities and the performance guarantees offered by some contracts in reinsurance activities are subject to hedge strategies. In order to limit the mismatch between the valuation of liabilities and the valuation of the related derivatives, the Group plans to adjust liabilities to better reflect current market prices for those contracts.

Shadow accounting

In compliance with the possibility offered by the IFRS 4, the shadow accounting rules are applied for insurance and investment contracts including a discretionary participating feature on technical provisions, deferred acquisition costs and value of business in force to reflect unrealized losses and gains attributable to the policyholder. The participation rate considered is the best estimate based on constructive obligation.

Accounting rules for derivatives and hedging

Similar to embedded derivatives in the invested assets according to IAS 39, embedded derivatives in insurance & investment contracts should be separated and accounted for at fair value with change in fair value in P&L if they don’t meet the following criteria of exclusion:

  if they are clearly and closely related to the host contracts;
  if they are explicitly excluded by IFRS 4 in Phase I (e.g. surrender option for a fixed amount in an insurance contracts);
  if they are an insurance benefit.

So far, total of embedded derivatives in insurance and investment contracts which are not accounted for at fair value do not seem to be material at Group level.

Share-based payment

Group’s share-based compensation plans are predominantly equity-settled plans and share-plans. All equity-settled plans granted after November 7, 2002 and not completely acquired by their beneficiaries as at January 1, 2004 are accounted for at fair value at the grant date and the fair value is accrued over the vesting period.

The favourable conditions offered to Group’s employees with share-plans are also accounted for in P&L according to IFRS 2 and are recorded through P&L.

Treasury shares

According to French GAAP, treasury shares are accounted for as an investment in equity securities if they are held to stabilize the Company’s share price in the market, to be attributed to employees in connection with share purchase programs, or are treated as investment backing contracts with financial risk borne by policyholders (unit-linked). According to IFRS, all treasury shares have to be netted to equity. The negative impact of this principle on the shareholder’s equity as of January 1, 2004 estimated to be €0.5 bn.

Compound financial instruments

According to IFRS, any financial instruments issued by the Group with an equity component (e.g. option granted to convert the debt instrument into an equity instrument of the company) and a liability component (e.g. contractual obligation to deliver cash) are classified separately as a liability in the balance sheet with only the equity component in the shareholder’s equity (positive impact of this principle on the shareholder’s equity as of January 1, 2004 is estimated to be €0.1 bn).

First time adoption

In addition to the main differences between French GAAP and IFRS described above, the Group has applied IFRS restrospectively, in accordance with the requirements of IFRS 1 and except for the cases permitted. In particular, the Group applied retrospectively the impairment rules on equities invested assets. Besides, AXA has decided on the following options for the first time adoption of IFRS as of January 1, 2004:

  application from 2004 financial year of the rules IFRS 4, IAS 32 and 39 and IFRS 2;
  past actuarial losses accounted for in shareholder’s equity (negative impact of this principle on the shareholder’s equity as of January 1, 2004 is estimated to be €2.0 bn);
  no restatement of past business combinations but retroactive adjustment to book goodwill in local currency of the acquired entity (negative impact of this principle on the shareholder’s equity as of January 1, 2004 is estimated to be €1.3 bn);
  reset to zero all past cumulative translation adjustments.

35. Events Subsequent to December 31, 2004

Deeply subordinated notes

In January 2005, AXA issued, under its €5 billion Euro Medium Notes program, €250 million of undated deeply subordinated notes (“Titres Super Subordonnés”) allowing the Group to improve debt quality and to strengthen hybrid capital, whilst anticipating the refinancing of debts maturing in 2005 and after.

2004 dividend

At the general meeting of shareholders of AXA held on April 20, 2005, the shareholders approved the dividend in respect of 2004 of €0.61 per ordinary share, or €1,164 million, based on the number of shares outstanding at December 31, 2004. The approved dividend will be paid in 2005.

Merger of FINAXA into AXA

On April 19, 2005, the Supervisory Board of AXA and the Board of Directors of FINAXA announced their intention to merge FINAXA into AXA. Each Board appointed (a) a committee of independent directors to evaluate the transaction and make a recommendation to its Board on the appropriate exchange ratio between FINAXA and AXA ordinary shares and (b) UBS and HSBC CCF to act as independent experts respectively for FINAXA and AXA and render fairness opinions on the exchange ratio. It is expected that the terms and conditions of the contemplated merger will be approved by each Board by the end of June 2005 and presented to both AXA and FINAXA shareholders for approval before the end of 2005. This merger would simplify the shareholding structure of the AXA Group and increase the proportion of AXA ordinary shares publicly traded. AXA would also become the owner of its trademark which is currently licensed to it by FINAXA. FINAXA currently has 75,591,703 ordinary shares outstanding1 (77,693,701 ordinary shares on a fully diluted basis assuming exercise of all outstanding stock options and conversion of all convertible securities) all of which will be exchanged for AXA ordinary shares upon consummation of the merger. The Mutuelles AXA and FINAXA currently own 20.35% of AXA’s outstanding ordinary shares and 32.20% of AXA’s voting rights. Following the consummation of the merger, Mutuelles AXA, which currently own 2.72% of AXA outstanding shares representing 4.38% of AXA voting rights and 71.69% of FINAXA outstanding shares (69.75% on a fully diluted basis2) representing 80.53% of FINAXA voting rights (79.18% on a fully diluted basis3), would become the principal AXA shareholder, holding less than 14% of AXA ordinary shares representing less than 23% of AXA voting rights.

(1)	Before payment of the dividend of FINAXA in FINAXA shares, as the case may be.
(2)	Idem.
(3)	Idem.

Schedule II

AXA (Parent Company)

CONDENSED BALANCE SHEETS	(in euro millions)

	At December 31,
	2004	2003

Assets

Investment in subsidiaries	37,476	35,932

Real estate	3	4

Other invested assets	3,081	3,283

Total investments	40,560	39,219

Cash and equivalents	1,008	1,851

Other assets	736	586

Total assets	42,304	41,656

Liabilities

Short-term and long-term debt and borrowings	2,155	4,225

Other liabilities	2,000	1,690

Total liabilities	4,155	5,915

Subordinated debt	9,131	8,223

Shareholders’ equity

Ordinary shares, €2.29 nominal value per ordinary share:	4,370	4,072
2,032 million shares authorized and 1,908 million shares issued at December 31, 2004 and 1,895 million shares authorized and
1,778 million shares issued at December 31, 2003.

Capital in excess of nominal value	15,348	13,984

Retained earnings and reserves	9,300	9,462

Total shareholders’ equity	29,018	27,518

Total liabilities, subordinated debt and shareholders’ equity	42,304	41,656

Schedule II

AXA (Parent Company)

CONDENSED STATEMENTS OF INCOME	(in euro millions)

	Years Ended December 31,
	2004	2003	2002

Dividends received from subsidiaries	970	1,109	1,481

Net investment results	(310)	(75)	(129)

Total revenues	660	1,034	1,352

Operating expenses	(171)	(139)	(152)

Income before income taxes	489	895	1,200

Income tax (expense) benefit	30	(32)	(134)

Net Income	519	863	1,066

See notes to parent company condensed financial statements.

Schedule II

AXA (Parent Company)

CONDENSED STATEMENTS OF CASH FLOWS		(in euro millions)

	Years Ended December 31,
	2004	2003	2002

Net income	519	863	1,066

Adjustments to reconcile net income to net cash provided
by operating activities:

– Net realized investment (gains) losses	12	7	(49)

– Change in income taxes	59	(194)	(50)

– Changes in other assets and liabilities	29	35	270

Net cash provided by operating activities	619	711	1,237

Cash flows from investing activities:

– Maturities and sales of investments	1,475	2,132	1,703

– Purchases of investments	(29)	(142)	(96)

– Investments in subsidiaries	(2,883)	(3,025)	(1,389)

Net cash used in Investing activities	(1,437)	(1,035)	218

Cash flows from financing activities:

– Additions to debt	1,051	2,856	571

– Repayments of debt	(666)	(473)	(1,165)

– Issuance of ordinary shares	266	196	262

– Dividends	(676)	(599)	(971)

Net cash provided by financing activities	(25)	1,980	(1,303)

Change in cash and equivalents	(843)	1,656	152

Cash and equivalents, beginning of year	1,851	195	43

Cash and equivalents, end of year (a)	1,008	1,851	195

(a)	As the result of successful completion of the merger of MONY with AXA Financial Inc., the ORANs redeemable into either shares or cash issued by AXA in September 2003 to finance the MONY acquisition were redeemed on July 22, 2004 by the issuance of 110,245,309 new AXA Shares.
There was no significant non-cash transactions in 2003 and 2002.

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

2. Long-term Debt and Other Obligations

At December 31, 2004 and 2003, long-term debt and borrowings amounted to €2,008 million and €3,925 million, respectively. At December 31, 2004 aggregate maturities of long-term debt and borrowings based on required payments at maturity for 2005, the following four years and thereafter are €644 million in 2005, €67 million in 2006, € 230 million in 2007, €15 million in 2008, €1,052 million in 2009 and thereafter.

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

4. Guarantees

The guarantees given by AXA, the Company, were €9,635 million as at December 31, 2004 and consisted mainly of guarantees given to entities from the Group (€7,900 million), and redemption premium on subordinated convertible bonds for €1,049 million.

The guarantees received by AXA, the Company, as at December 31, 2004 amounted to €6,058 million. It concerns chiefly credit lines from banks.

Guarantees are described in Note 26 Off-balance sheet commitments and Note 29 Related party transaction of Item 18.

NET INCOME		(in euro millions)

	Years Ended December 31,
	2004	2003	2002

Net income in accordance with French GAAP
(statutory basis)	519	863	1,066

Dividends from subsidiaries	(970)	(1,090)	(1,458)

Contribution of consolidated subsidiaries under equity method	2,727	1,230	1,111

Other adjustments (a)	243	2	230

Total adjustments	2,000	142	(117)

Net income in accordance with French GAAP
(consolidated basis)	2,519	1,005	949

U.S. GAAP adjustments	716	2,668	(3,536)

Net income in accordance with U.S. GAAP	3,235	3,673	(2,588)

(a)	In 2004, other adjustments primarily relate to exceptional items, including:
	–	an exceptional profit of €112 million in Alliance Capital due to the partial release (€420 million) of the provision set up in 2000 to offset the dilution gain recorded when acquiring Sanford C. Bernstein, Inc. This release was due to the buy-back of 16.32 million private units in Alliance Capital to the former shareholders of Sanford Bernstein, after these shareholders exercised their liquidity put options. This operation generated an additional goodwill of €308 million that was entirely amortized during the year.
	–	a €104 million capital gain on the sale of Unirobe, dutch broker company.
In 2002, other adjustments primarily relate to exceptional items, including:
	–	the realized capital gain on the sale of AXA Australia Health activities (National Mutual Health Insurance of €87 million Group Share),
	–	an exceptional profit of €148 million in Alliance Capital due to the partial release (€277 million) of the provision set up in 2000 to offset the dilution gain recorded when acquiring Sanford C. Bernstein, Inc. This release was due to the buy-back of 8.16 million private units in Alliance Capital to the former shareholders of Sanford Bernstein, after these shareholders exercised their liquidity put options. This operation generated an additional goodwill of U.S.$122 million that was entirely amortized during the year (€129 million).

SHAREHOLDERS’ EQUITY	(in euro millions)

	At December 31,
	2004	2003

Shareholders’ equity in accordance with French GAAP
(statutory basis)	29,018	27,518

Equity method adjustments	1,397	141

Goodwill charged directly to shareholders’ equity	(4,258)	(4,258)

Shareholders’ equity in accordance with French GAAP
(consolidated basis)	26,157	23,401

U.S. GAAP adjustments	4,274	1,517

Shareholders’ equity in accordance with U.S. GAAP	30,431	24,918

Item 19

The following is a list of the exhibits filed with this annual report or incorporated herein by reference:

1.	(a) “Statuts” of the Company.
(b) “Reglement Interieur” of the Supervisory Board.
2.	Amended and Restated Deposit Agreement, dated as of April 27, 2001, among AXA, The Bank of New York and all owners from time to time of American Depositary Receipts issued thereunder, filed as Exhibit 3A to the Registration Statement on Form F-6 filed on April 18, 2001 (commission file no. 333-13376) and incorporated herein by reference.
3.	Voting Trust Agreement, as amended, dated as of January 22, 1997, filed as Exhibit 9.2 to the Company’s Registration Statement on Form F-4 filed on November 21, 2000 (registration no. 333-50438) and incorporated herein by reference.
4.	(a) Employment Agreement, dated May 11, 2001, between Christopher M. Condron, and AXA Financial, Inc., filed as exhibit 10.16 to the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2001, filed on August 13, 2001 and incorporated herein by reference.
8.	List of the Company’s consolidated subsidiaries at December 31, 2004 is provided in note 3 to the consolidated financial statements included as Item 18 in this annual report.
12.	(a) Certification required of the Chief Executive Officer required by Section 302 of the Sarbanes-Oxley Act of 2002.
(b) Certification required of the Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act of 2002.
13.	(a) Certification required of the Chief Executive Officer required by Section 906 of the Sarbanes-Oxley Act of 2002.
(b) Certification required of the Chief Financial Officer required by Section 906 of the Sarbanes-Oxley Act of 2002.
99.	(a) Consent of Independent Accountants.

E-1

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

/s/	AXA Denis Duverne Denis Duverne Chief Financial Officer Member of the Management Board

Date: June 21, 2005

SS-1