Form 20-F
AXA
filed 2006-06-29
CIK 898427

UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2005
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

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of March 31, 2006 was:
1,872,501,565 Ordinary Shares of euro 2.29 nominal value per share, including 81,383,650 American Depositary Shares
(as evidenced by American Depositary Receipts), each representing one Ordinary Share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes [X] No [ ]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934.
Yes [ ] No [X]

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934 from their obligations under those Sections. Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes [X] No [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.
See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act (Check one):
Large accelerated filer [X] Accelerated filer [ ] Non accelerated filer [ ]

Indicate by check mark which financial statement item the registrant has elected to follow:
Item 17 [ ] Item 18 [X]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes [ ] No [X]

Table of contents:

Presentation of Information

This Annual Report on Form 20-F (referred to herein as the “annual report”) has been filed with the United States Securities and Exchange Commission (referred to in this annual report as the “US SEC” or “SEC”).

In this annual report and unless provided otherwise, the “Company” refers to AXA SA, a société anonyme organized under the laws of France which is the publicly traded parent company of the AXA Group, and “AXA”, “AXA Group” or “we” refers to the Company together with its direct and indirect subsidiaries. The Company’s ordinary shares are referred to in this annual report as “Shares”, “ordinary shares”, or “AXA ordinary shares”. The principal trading market for the Company’s ordinary shares is the Premier Marché of Euronext Paris SA, which we refer to in this annual report as “Euronext Paris” or the “ParisBourse”. The Company’s American Depositary Shares and American Depositary Receipts are referred to in this annual report as “ADSs” and “ADRs”, respectively.

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

This annual report includes AXA’s consolidated financial statements for the years ended December 31, 2005 and 2004. AXA’s consolidated financial statements, including the notes thereto, are included in “Item 18 – Financial Statements” and have been prepared in accordance with International Financial Reporting Standards (referred to in this Annual Report as “IFRS”). However, the Group does not use the "carve-out" option not to apply all hedge accounting principles as defined by IAS 39. Unless noted otherwise, the financial information contained in this annual report is presented in accordance with IFRS principles and IFRIC interpretations existing as of December 31, 2005 and as adopted by the European Union at that time are described in note 1 to the consolidated financial statements. IFRS differ from accounting principles generally accepted in the United States of America, which we refer to in this annual report as “U.S. GAAP”. See notes 32 and 33 to the consolidated financial statements included in Item 18 for a description of the main differences between IFRS and U.S. GAAP, a reconciliation of net income and shareholders’ equity from IFRS to U.S. GAAP and additional U.S. GAAP disclosures.

Various amounts in this document are shown in millions for presentation purposes. Such amounts have been rounded and, accordingly, may not total. Rounding differences may also exist for percentages.

Exchange Rate Information

The Company publishes its consolidated financial statements in Euro (“Euro”, “euro” or “€”). Unless noted otherwise, all amounts in this annual report are expressed in Euro. The currency of the United States will be referred to as “U.S. dollars” or “US$” or “$”. For historical exchange rate information, refer to “Item 3 - Key Information-Exchange Rate Information”. For a discussion of the impact of foreign currency fluctuations on AXA’s financial condition and results of operations, see “Item 5 - Operating and Financial Review and Prospects-Market Conditions in 2005”.

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
  the frequency, severity and development of Property & Casualty claims and policy renewal rates relating to AXA’s Property & Casualty business;
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
  the effect of changes in laws and regulations on AXA’s businesses, including changes in tax laws affecting insurance as well as operating income and changes in accounting and reporting practices;
  the costs of defending litigation, the risk of unanticipated material adverse outcomes in such litigation and AXA’s exposure to other contingent liabilities;
  terrorist attacks, events of war and their respective consequences;
  adverse political developments around the world, particularly in the principal markets in which AXA and its subsidiaries operate;
  the occurrence, frequency and severity of natural disasters, pandemic diseases and other catastrophic events;
  the performance of others on whom AXA relies for distribution, investment management, reinsurance and other services; and
  the effect of any pending or future mergers, acquisitions or disposals.

The above factors are in addition to those factors discussed elsewhere in this annual report including matters discussed under “Item 3 – Key Information – Risk Factors”; “Item 4 – Information on the Company”; “Item 5 – Operating and Financial Review and Prospects”; and “Item 11 – Quantitative and Qualitative Disclosures About Market Risk” and “Item 18 – Financial Statements”.

You should not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as at the date of the particular statement. AXA does not intend to, and undertakes no obligation to (and expressly disclaims any such obligations to), update publicly or revise any forward-looking statement as a result of new information, future events or otherwise. In light of these risks, AXA’s results could differ materially from the forward-looking statements contained in this annual report.

PART I

Item 1: Identity of Directors, Senior Management and Advisers

Not applicable

Item 2: Offer Statistics and Expected Timetable

Not applicable

Item 3: Key Information

Selected Consolidated Financial Data

The selected historical consolidated financial data presented below have been derived from AXA’s consolidated financial statements and related notes for the years ended December 31, 2005 and 2004 in accordance with IFRS, and years ended December 31, 2005, 2004, 2003, 2002, and 2001 in accordance with U.S. GAAP. The historical data set out below is only a summary. You should read it in conjunction with the consolidated financial statements and related notes for the years ended December 31, 2005 and 2004 included in Item 18 of this Annual Report.

AXA’s consolidated financial statements have been prepared in accordance with IFRS standards and IFRIC interpretations as adopted by the European Commission as of December 31, 2005. However, the Group does not use the option provided by the “carve out” on hedge accounting and the financial statements were therefore prepared in accordance with IFRS as published by the IASB.. In accordance with General Instructions issued by the SEC about annual reports filed under Form 20-F, and because 2004 is for AXA the year of first time application of IFRS, the selected financial data required pursuant to Item 3 is based on financial statements prepared in accordance with IFRS, and is presented for the two most recent financial years. The selected historical financial data in accordance with U.S. GAAP is presented for the five most recent financial years.

IFRS differs in certain material respects from U.S. GAAP. For a description of the material differences between IFRS and U.S. GAAP relevant to AXA, please see notes 32 and 33 to the consolidated financial statements included in Item 18, and “Item 5 – Operating and Financial Review and Prospects – Other Matters – Reconciliation of IFRS to U.S. GAAP” included in this Annual Report.

AXA Insurance Holding in Japan and its subsidiaries use a financial year-end of September 30 and are consolidated as at and for the year ended September 30 in AXA’s consolidated financial statements.

(in millions, except per ordinary share amounts)
	Years ended December 31,
Income Statement Data:	2005 (US$) (e)	2005 (€)	2004 (€)	2003 (€)	2002 (€)	2001 (€)
In accordance with IFRS:
Total revenues	84,873	71,671	67,030
Net investment result excluding financing expenses (a)	39,441	33,306	28,367
Operating income before tax	7,273	6,142	6,061
Income tax	(1,671)	(1,411)	(1,814)
Minority interests share in consolidated result	(578)	(488)	(473)
Income arising from investment in associates – equity method	24	21	55
Net income	4,942	4,174	3,738
Net income per ordinary share: (b) (d)
– basic	2.63	2.22	2.07
– diluted	2.59	2.19	1.99
In accordance with U.S. GAAP:
Gross premiums net of reinsurance (c)	44,314	37,421	35,544	35,574	38,845	40,099
Income from continuing operations (before tax)	7,830	6,612	4,879	5,203	(1,125)	876
Income from continuing operations (after tax and minority interest)	6,196	5,232	3,235	3,673	(2,588)	356
Income from discontinued operations (net of tax)	–	–	–	–	–	–
Gain on sale of discontinued operation (net of tax)	–	–	–	–	–	–
Net income	6,196	5,232	3,235	3,673	(2,588)	356
Net income per ordinary share: (b) (d)
Basic
Income from continuing operations (after tax and minority interest)	3.29	2.78	1.79	2.12	(1.52)	0.21
Net income	3.29	2.78	1.79	2.12	(1.52)	0.21
Diluted
Income from continuing operations (after tax and minority interest)	3.23	2.73	1.73	2.06	(1.52)	0.21
Net income	3.23	2.73	1.73	2.06	(1.52)	0.21
Other data (non–GAAP):
Number of ordinary shares outstanding		1,871.6	1,908.4	1,778.1	1,762.2	1,734.2
Net dividend distribution (in million) (e)	1,950	1,647	1,164	676	599	971

(in millions, except per ordinary share amounts)
	Years ended December 31,
Balance Sheet Data:	2005 (US$) (e)	2005 (€)	2004 (€)	2003 (€)	2002 (€)	2001 (€)
In accordance with IFRS:
Total assets	682,907	576,682	504,367	–	–	–
Shareholders’ equity	40,082	33,847	28,523	–	–	–
Shareholders’ equity per ordinary share (b) (d)	21.8	18.4	15.1	–	–	–
In accordance with U.S. GAAP:
Total assets	677,378	572,013	503,581	459,346	450,707	493,065
Shareholders’ equity	42,754	36,104	30,431	24,918	23,857	29,340
Shareholders’ equity per ordinary share (b) (d)	23.3	19.7	16.1	14.0	13.8	17.2

(a) Includes investment income net of investment management costs, net realized investment gains and losses and net unrealized investment gains and losses on assets with financial risk borne by the policyholders (backing unit linked contracts) and on assets designated as at fair value through profit & loss including assets supporting the UK “With-Profit” business.
(b) Under both IFRS and U.S. GAAP (i) the calculation of net income per ordinary share is based on the weighted average number of ordinary shares outstanding for each period presented and (ii) shareholders’ equity per ordinary share is calculated based on the actual number of ordinary shares outstanding at each period-end presented. The calculations deduct ordinary shares held by AXA and its subsidiaries (that is, treasury shares) in the calculation of weighted average number of ordinary shares outstanding (for net income per ordinary share) and ordinary shares outstanding (for shareholders’ equity per ordinary share). The calculation of basic and diluted net income per ordinary share for each of the two years ended December 31, 2005 is presented in note 27 “Net Income per Ordinary Share” (under IFRS) to AXA’s consolidated financial statements.
(c) Gross premiums received from policyholders in respect of Life & Savings products classified as “universal life” or “investment contracts with a discretionary participating feature”, are recognized as revenue under IFRS. Under U.S. GAAP, such amounts received are recorded as deposits, and only the policy-related fees charged to the policyholders for cost of insurance, administration, investment management, etc, are recognized as revenue. These numbers exclude unearned premiums ceded and changes in unearned premiums.
(d) An annual dividend generally is paid each year in respect of the prior year after the annual general meeting of shareholders (customarily held in May or June) and before September of that year. Dividends are presented above in the year to which they relate and not in the year in which they are declared and paid. At the annual general meeting of shareholders of AXA held on May 4, 2006, the shareholders approved the declaration of a dividend in respect of 2005 of €0.88 per ordinary share. In general, dividends per ordinary share are based on the number of ordinary shares outstanding at the end of the year for each year presented.
(e) The financial data have been translated from Euro to U.S. dollars using the Euro Noon Buying Rate at December 31, 2005 of €1.00 = US$1.1842 (see “Exchange rate information”). These translations are solely for the convenience of the reader and should not be construed as representations that the converted amounts actually represent such U.S. dollar amounts or could have been (at the relevant date) converted into U.S. dollars at the rate indicated or at any other rate.

Exchange Rate Information

The year-end and average exchange rates used in the preparation of the consolidated financial statements, to translate into Euro the results of operations of the principal subsidiaries and affiliates that are not denominated in Euro, are set out in the table below.

	Year End Exchange Rate			Average Exchange Rate
	2005	2004	2003	2005	2004	2003
	(€)	(€)	(€)	(€)	(€)	(€)
U.S. Dollar	0.85	0.73	0.79	0.80	0.80	0.88
Japanese Yen (a) (x 100)	0.73	0.73	0.77	0.73	0.76	0.77
British Pound	1.46	1.42	1.42	1.46	1.47	1.45
(a) The exchange rates presented correspond to the year-end exchange rate and average exchange rate for a September 30 financial year.

Information on euro noon buying rates

The following table sets forth, for the periods and dates indicated, certain information concerning the Noon Buying Rate of one Euro to U.S. dollars in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York, which we refer to in this Annual Report as the “Euro Noon Buying Rate”. The Euro Noon Buying Rates presented below are for your convenience and were not used by AXA to prepare AXA’s consolidated financial statements included in Item 18 of this Annual Report.

Calendar period	Average rate (a)
2000	0.9207
2001	0.8909
2002	0.9495
2003	1.1411
2004	1.2478
2005	1.2400
2006 (through May 31, 2006)	1.2336
(a) The average of the Noon Buying Rates on the last business day of each full month during the relevant period.

The table below sets forth the high and low Euro Noon Buying Rates for the most recent six months through to May 2006.

Month	U.S. dollar per euro
	High	Low
December 2005	1.204	1.170
January 2006	1.229	1.198
February 2006	1.210	1.186
March 2006	1.220	1.189
April 2006	1.262	1.209
May 2006	1.289	1.261

The Euro Noon Buying Rate on December 31, 2005 was €1.00 = US$ 1.1842.

Dividends

AXA pays dividends in Euro. Future dividends will depend on AXA’s earnings, financial condition and other factors. Proposals for dividend payments are made by the Management Board, subject to approval by the Supervisory Board and final approval by AXA’s shareholders at the annual general meeting of shareholders. Dividends paid to holders of ordinary shares and ADSs will generally be subject to French withholding tax at a rate of 25% which, subject to certain procedures and exceptions, may be reduced to 15% for holders who are United States residents. Until 2004, certain holders of ordinary shares and ADSs were entitled to receive a subsequent payment equal to the French avoir fiscal (or tax credit) in an amount equal to 50% of any dividends paid by the Company, less applicable French withholding tax. The applicability of this French avoir fiscal regulation ended in 2004. The following table sets forth the total dividends paid per ordinary share with respect to each year indicated, with or without the French avoir fiscal, and before deduction of any French withholding tax. Dividends paid in each year are in respect of the prior year’s results.

Year	Net dividend per ordinary share (euros)	Gross dividend per ordinary share (a) (euros)
2001	0.56	0.84
2002 (b)	0.34	0.51
2003 (c)	0.38	0.57
2004 (d)	0.61	–
2005 (e)	0.88	–

(a) Payment equivalent to the French avoir fiscal or tax credit, less applicable French withholding tax, was made only following receipt of a claim for such payment, and, in any event, not until after the end of the calendar year in which the respective dividends were paid. Certain U.S. tax exempt holders of ordinary shares or ADSs were not entitled to full payments of avoir fiscal.
(b) At the annual general meeting of shareholders of AXA held on April 30, 2003, the shareholders approved the declaration of a dividend in respect of 2002 of €0.34 per ordinary share, or €599 million in the aggregate based on the number of AXA ordinary shares outstanding at December 31, 2002.
(c) At the annual general meeting of shareholders of AXA held on April 21, 2004, the shareholders approved the declaration of a dividend in respect of 2003 of €0.38 per ordinary share, or €676 million in the aggregate based on the number of AXA ordinary shares outstanding at December 31, 2003.
(d) At the annual general meeting of shareholders of AXA held on April 20, 2005, the shareholders approved the declaration of a dividend in respect of 2005 of €0.61 per ordinary share, or €1,164 million in the aggregate based on the number of AXA ordinary shares outstanding at December 31, 2004. This dividend will give rise to a 50% tax credit for individuals whose fiscal residence is in France as of January 1, 2005, equal to €0.305 per share.
(e) At the annual general meeting of shareholders of AXA held on May 4, 2006, the shareholders approved the declaration of a dividend in respect of 2005 of €0.88 per ordinary share, or €1,647 million in the aggregate based on the number of AXA ordinary shares outstanding at December 31, 2005. This dividend will give rise to a 40% tax credit for individuals whose fiscal residence is in France as of January 1, 2006, equal to €0.35 per share.

Following the 4-for-1 stock split approved at the annual general meeting held on May 9, 2001, one AXA ordinary share is equivalent to one AXA ADS and, therefore, dividend per ordinary share is equivalent to dividend per ADS.

For information on AXA’s dividend policy, see “Item 8 – Financial Information” and “Item 10 – Additional Information – Dividends”.

Risk Factors

You should carefully consider the following risks. These risks could materially affect our business, results of operations or financial condition, cause the trading price of our ADSs to decline materially or cause our actual results to differ materially from those expected or those expressed in any forward looking statements made by or on behalf of the Company. These risks are not exclusive, and additional risks to which we are subject include, but are not limited to, the factors mentioned under “Forward-Looking Statements” above and the risks of our businesses described in Item 18 of this Annual Report on Form 20-F.

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

The level of volatility in the financial markets in which we invest and the overall investment returns earned in those markets substantially affect our profitability. Our investment returns, and thus our profitability, may be adversely impacted from time to time by conditions affecting our specific investments and, more generally, by stock market, real estate market and other market fluctuations. Our ability to make a profit on insurance products and investment products, including fixed and guaranteed products, depends in part on the returns on investments supporting our obligations under these products and the value of specific investments may fluctuate substantially depending on the foregoing conditions. Certain types of insurance, reinsurance and investment products that we offer may expose us, in particular, to risks associated with fluctuations in financial markets, including interest sensitive or variable products such as guaranteed annuities or variable annuities which have crediting or other guaranteed rates or minimum benefits not necessarily related to prevailing market interest rates or investment returns on underlying assets.

In addition, the growth of our asset management business depends to a significant extent on factors such as investment returns and risk management. Poor performance in the financial markets, in general, may adversely affect the value of the assets we manage, as well as our ability to accumulate and retain those assets since clients may withdraw assets under management in these circumstances. These trends may, in turn, adversely impact the revenues and profits that we earn from management of those assets.

Losses due to defaults by third parties, impairment of our investment assets and unrealized losses could negatively affect the value of our investments and reduce our profitability

Third parties that owe us money, securities or other assets may not perform under their obligations. These parties include the issuers whose securities we hold in our investment portfolios, borrowers under the mortgage and other loans we extend, customers, trading counterparties, counterparties under swap and other derivative contracts, clearing agents, exchanges, clearing houses and other financial intermediaries. These parties may default on their obligations to us due to bankruptcy, lack of liquidity, downturns in the economy or real estate values, operational failure or other reasons. In the event of negative trends and investment climates in our major markets may result in an increase in investment impairments on our investment assets due to defaults, unrealized losses recognized through profit & loss, other comprehensive income or equity, credit downgrades or overall declines in securities markets.

The default of a major market participant could disrupt the securities markets or clearance and settlement systems in our major markets, which could in turn cause market declines or volatility. A failure of a major market participant could also cause some clearance and settlement systems to assess members of that system or could lead to a chain of defaults that could adversely affect us. For risks relating to defaults by reinsurers and retrocessionaires to which we have transferred part of our risks, see “Risks relating to the nature of our business and the environment in which we operate – Reinsurance may not be adequate to protect us against losses and we may incur losses due to the inability of our reinsurers to meet their obligations.”

Interest rate volatility may adversely affect our profitability

During periods of declining interest rates, life insurance and annuity products may be relatively more attractive to consumers, resulting in increased premium payments on products with flexible premium features, and a higher percentage of insurance policies remaining in force from year-to-year. During a low interest rate period, our investment earnings may be lower because the interest earnings on our fixed income investments will likely have declined in parallel with market interest rates which would also cause unrealized losses on our assets recorded at fair value under IFRS. In addition, mortgages and fixed maturities in our investment portfolios will be more likely to be prepaid or redeemed as borrowers seek to borrow at lower interest rates. Consequently, we may be required to reinvest the proceeds in securities bearing lower interest rates. Accordingly, during periods of declining interest rates, our profitability may suffer as the result of a decrease in the spread between interest rates charged to policyholders and returns on our investment portfolio.

Conversely, in periods of increasing interest rates, surrenders of life insurance policies and fixed annuity contracts may increase as policyholders choose to forego insurance protection and seek higher investment returns. Obtaining cash to satisfy these obligations may require us to liquidate fixed maturity investments at a time when market prices for those assets are depressed because of increases in interest rates. This may result in realized investment losses. Regardless of whether we realize an investment loss, these cash payments would result in a decrease in total invested assets, and may decrease our net income. Premature withdrawals may also cause us to accelerate amortization of policy acquisition costs, which would also reduce our net income.

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

While we monitor and manage risks of this nature carefully, we cannot guarantee that we will successfully manage our interest rate spreads or the potential negative impact of those risks.

Market conditions and other factors could adversely affect our goodwill

Business and market conditions may impact the amount of goodwill we carry in our consolidated financial statements. As the value of certain parts of our businesses, including in particular our asset management businesses, are significantly impacted by such factors as the state of financial markets and ongoing operating performance, significant declines in financial markets or operating performance could also result in impairment of other goodwill carried by us and result in significant write-downs, which could be material.

Fluctuations in currency exchange rates may affect our reported earnings

AXA publishes its consolidated financial statements in Euro. For the year ended December 31, 2005, a significant portion of AXA’s gross premiums and financial services revenues as well as AXA’s benefits, claims and other deductions were denominated in currencies other than the Euro, primarily U.S. dollars, pounds sterling, Japanese yen and Australian dollars. AXA’s obligations are denominated either in Euro or other currencies, the value of which is subject to foreign currency exchange rate fluctuations.

While AXA seeks to manage its exposure to foreign currency fluctuations through hedging, fluctuations in the exchange rates may have a significant impact on AXA’s results of operations and cash flows.

Risks relating to the nature of our business and the environment in which we operate

If our established loss reserves for our Property & Casualty and International Insurance businesses are insufficient, our earnings will be adversely affected

In accordance with industry practice and accounting and regulatory requirements, we establish reserves for claims and claims expenses related to our Property & Casualty and International Insurance businesses. These reserves are not discounted unless final settlement has been agreed and the payments are generally fixed over a period of time. Reserves do not represent an exact calculation of liability, but instead represent estimates, generally using actuarial projection techniques at a given accounting date. These reserve estimates are expectations of what the ultimate settlement and administration of claims will cost based on our assessment of facts and circumstances then known, review of historical settlement patterns, estimates of trends in claims severity, frequency, legal theories of liability and other factors. The process of estimating the insurance claims reserves is based on the most current information available at the time the reserves are originally established. However, claims reserves are subject to change due to the number of variables which affect the ultimate cost of claims, such as:

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
  judicial trends;
  expenses incurred in resolving claims;
  regulatory and legislative changes;
  changes in economic conditions, including inflation and foreign currency fluctuations; and
  changes in costs of repairs and medical costs.

Many of these items are not directly quantifiable, particularly on a prospective basis. As a result, actual losses may significantly differ from the original gross reserves established. Consequently, the reserves may need to be re-estimated reflecting those changes resulting in loss reserve redundancies (in cases where the original gross claims reserve was overstated) or deficiencies (in cases where the original gross claims reserve was understated). Adjustments to reserves are reflected in current results of operations.

We continually review the adequacy of the established claims reserves, including emerging claims development, and actual claims compared to the original assumptions used to estimate gross claims reserves. Based on current information available, we believe that our claims reserves are sufficient. However, because the establishment of claims reserves is an inherently uncertain process involving estimates, we cannot assure you that ultimate losses will not materially exceed our claims reserves and have a material adverse effect on our earnings. For example, there is a high degree of uncertainty with respect to future exposure from asbestos claims because of significant issues surrounding the liabilities of insurers, diverging legal interpretations and judgments in different jurisdictions and aggressive asbestos related litigation, particularly in the U.S. These uncertainties include the extent of coverage under insurance policies, whether or not particular claims are subject to an aggregate limit, the number of occurrences involved in particular claims and new theories of insured and insurer liability. We have established reserves for insurance and reinsurance contracts related to environmental pollution and asbestos at December 31, 2005, which represent our best estimate of ultimate claims exposure at December 31, 2005 based on our current knowledge of facts and law. However, given uncertainties surrounding asbestos related claims, we cannot assure you that ultimate losses will not materially exceed our claims reserves and have a material adverse effect on our earnings. For additional information, see “Environmental Pollution, Asbestos and other Exposures” in note 15 to AXA’s consolidated financial statements included in Item 18 of this Annual Report.

The claims experience on our Life and Savings businesses could be inconsistent with the assumptions we use to price our products and establish our reserves and adversely affect our earnings

In our Life & Savings businesses, our earnings depend significantly upon the extent to which our actual claims experience is consistent with the assumptions we use in setting the prices for our products and establishing the liabilities for obligations for technical provisions and claims. AXA uses both its own experience and industry data to develop estimates of future policy benefits including information used in pricing the insurance products and establishing the related actuarial liabilities. However, there can be no assurance that actual experience will match these estimates. To the extent that our actual benefits paid to policyholders are less favorable than the underlying assumptions used in initially establishing the future policy benefit reserves, or events or trends cause us to change the underlying assumptions, we may be required to increase our liabilities, which may reduce our net income. For example, certain variable annuity products issued or reinsured by certain of our subsidiaries contain guaranteed minimum death benefit (“GMDB”) and guaranteed minimum income benefit (“GMIB”) features. The determination of GMDB and GMIB liabilities is based on models which involve numerous estimates and subjective judgments, including those regarding expected market rates of return and volatility, GMIB election rates, contract surrender rates and mortality experience. Determination of liabilities for our other lines of Life & Savings business, such as our annuity business, as well as our disability income business, also involve numerous assumptions and subjective judgments as to mortality and morbidity experience, investment returns, expenses, policy surrender rates, policy lapse rates, and other matters. There can be no assurance that ultimate actual experience on these products will not differ, upwards or downwards, from management’s estimates. In addition, certain acquisition costs related to the sale of new policies and the purchase of policies already in force have been recorded as assets on our balance sheet and are being amortized into income over time. If the assumptions relating to various factors including the future profitability of these policies (such as future claims, investment income and expenses) and policy lapses and surrenders are not realized, the amortization of these costs could be accelerated and may even require write-offs due to unrecoverability. These factors could have a material adverse effect on our business, results of operations and financial condition.

Our operating results may be materially adversely affected by the occurrence of natural disasters and pandemic diseases

Natural and man-made disasters, such as hurricanes, windstorms, earthquakes, riots, fires and explosions, have the potential to adversely affect our operating results. Over the past several years, changing weather patterns and climatic conditions, such as global warming, have added to the unpredictability and frequency of natural disasters in certain parts of the world and created additional uncertainty as to future trends and exposures. We generally seek to reduce our exposure to these events through individual risk selection, monitoring risk accumulation and purchase of reinsurance. We have experienced in the past, and could experience in the future, material losses from such disasters and catastrophic events, which could have a material adverse effect on our financial position and results of operations.

Other risks, such as an outbreak of a pandemic disease, such as the Avian Influenza A Virus (H5N1), could also adversely affect our business and operating results to an extent that may be only minimally offset by reinsurance programs. While to date outbreaks of the Avian Flu continue to occur among poultry or wild birds in a number of countries in Asia, parts of Europe, and recently in Africa, transmission to humans has been rare. If the virus mutates to a form that can be transmitted from human to human, it has the potential to spread rapidly worldwide. If such an outbreak were to take place, early quarantine and vaccination could be critical to containment. Both the contagion and mortality rates regarding any mutated H5N1 virus that can be transmitted from human to human are highly speculative. We continue to monitor the developing facts. A significant global outbreak could have a material adverse effect on our life insurance business, operating results and liquidity due to increased mortality and morbidity rates.

A downgrade in the claims paying ability and credit strength ratings of AXA could adversely impact our business and results of operations

Claims paying and credit strength ratings have become an increasingly important factor in establishing the competitive position of insurance companies. Rating agencies review their ratings periodically and our current ratings may not be maintained in the future. A downgrade or the potential for a downgrade in these ratings could adversely affect our business and results of operations including through a reduction in the number of new insurance policies that we underwrite and/or an increase in surrender or termination rates of our policies already in-force. A downgrade in our ratings may also adversely affect our cost of raising capital.

We face increased competition in all of our business segments, including the global financial services industry, as a result of continuing consolidation

We face strong and increasing competition in all our business lines. Our competitors include mutual funds companies, asset management firms, commercial banks and other insurance companies, many of which are regulated differently than we are and offer alternative products or more competitive pricing than we do. The recent consolidation in the global financial services industry has also enhanced the competitive position of some of our competitors by broadening the range of their products and services, and increasing their distribution channels and their access to capital. In addition, development of alternative distribution channels for certain types of insurance and securities products, including through the internet, may result in increasing competition as well as pressure on margins for certain types of products. These competitive pressures could result in increased pricing pressures on a number of our products and services, particularly as competitors seek to win market share, and may harm our ability to maintain or increase our profitability.

Reinsurance may not be adequate to protect us against losses and we may incur losses due to the inability of our reinsurers to meet their obligations

In the normal course of business, AXA seeks to reduce losses that may arise from catastrophes or other events that cause unfavorable underwriting results through reinsurance. Under the reinsurance arrangements, other insurers assume a portion of the losses and related expenses; however, we remain liable as the direct insurer on all risks reinsured. Consequently, ceded reinsurance arrangements do not eliminate our obligation to pay claims and we are subject to our reinsurers’ credit risk with respect to our ability to recover amounts due from them. Although we evaluate periodically the financial condition of our reinsurers to minimize our exposure to significant losses from reinsurer insolvencies, our reinsurers may become financially unsound by the time their financial obligation becomes due. The reinsurance market has become increasingly concentrated following recent mergers and acquisitions, which has reduced the number of major reinsurance providers. The inability of any reinsurer to meet its financial obligations to us could negatively impact our results of operations. In addition, the availability, amount and cost of reinsurance depend on general market conditions and may fluctuate significantly. Reinsurance may not be available to us in the future at commercially reasonable rates and any decrease in the amount of our reinsurance will increase our risk of loss.

Changes in tax laws and regulations, including elimination of tax benefits for our products, and may adversely affect sales of our insurance and investment advisory products, and also impact our deferred tax assets

Changes to tax laws may affect the attractiveness of certain of our products, which currently have favorable tax treatment. From time to time, governments in the jurisdictions in which we operate, including in France and the United States, have considered or implemented proposals for changes in tax law that could adversely affect our products. These proposals have included, for example, proposals to levy tax on the undistributed increase in value of life insurance policies or annuities or similar proposals that affect the tax-favored status of life insurance products and annuities in certain jurisdictions. In addition, legislation enacted in the United States in the spring of 2001 increased the size of estates exempt from the federal estate tax. This legislation is phasing in reductions in the estate tax rate between 2002 and 2009 and will repeal the estate tax entirely in 2010. Under the legislation, however, the estate tax will be reinstated, without the increased exemption or reduced rate, in 2011 and will be in effect thereafter. This legislation, and possible future changes to it such as extending or making permanent its repeal or reform to reduce the impact of estate taxes, could have a negative impact on the sales of estate planning products by U.S. life insurance companies including our U.S. subsidiaries. The enactment of these or other types of or other tax legislation in the various countries where we operate including proposals in the U.S. to create or favor alternative tax-favored long term savings vehicles, could result in a significant decrease in sales of our currently tax-favored products.

In addition, changes in tax laws or regulations or an operating performance below currently anticipated levels may lead to a significant impairment of deferred tax assets, in which case we could be obligated to write-off certain tax assets. Tax assets may also need to be written-down if certain assumptions of profitability prove to be incorrect, as losses incurred for longer than expected will make the usability of tax assets more unlikely. Any such development may have a material adverse impact on our results of operations.

The Property & Casualty insurance business is cyclical, which may impact our results

The Property & Casualty insurance business is cyclical. Although no two cycles are the same, these cycles have typically lasted for periods ranging from two to six years. Periods of intense price competition due to excessive underwriting capacity, periods of shortages of underwriting capacity permiting more favorable rates, consequent fluctuations in underwriting results and the occurrence of other losses characterize the conditions in these markets. Historically, Property & Casualty insurers have experienced significant fluctuations in operating results due to volatile and sometimes unpredictable developments, many of which are beyond the direct control of the insurer, including competition, frequency or severity of catastrophic events, levels of capacity, general economic conditions and other factors. This may cause a decline in revenues during certain cycles if we choose not to reduce our Property & Casualty product prices in order to maintain our market position and profitability. We may therefore experience the effects of such cyclicality, changes in customer expectations of appropriate premium levels, the frequency or severity of claims or other loss events, or other factors affecting the Property & Casualty insurance business, which could have an adverse effect on our results of operations and financial condition.

Our business is subject to extensive regulation in the various countries where we operate and changes in existing, or new, government regulations in these countries may have an adverse effect on our business, financial condition or results of operations

We are subject to detailed and comprehensive regulation and supervision in all the jurisdictions in which we operate. Our insurance operations are subject to insurance laws and regulations, which are generally intended to protect policyholders, not our shareholders. Changes in existing insurance laws and regulations may materially affect the way in which we conduct our business and the products we offer. In addition, changes in pension and employee benefit regulation, social security regulation, financial services regulation, taxation and the regulation of securities products and transactions may also adversely affect our ability to sell new policies or our claims exposure on existing policies. Our asset management operations are also subject to extensive regulation in their respective jurisdictions. These regulations are primarily intended to protect investors in the securities markets or investment advisory clients and generally grant supervisory authorities broad regulatory powers. Changes to these laws and regulations may adversely affect our asset management operations. We are also subject to increasing regulation under various laws and regulations such as capital adequacy, intra-group transactions, “double-gearing” of capital at both the consolidated Group level, holding company and operating company levels.

We are faced with significant compliance challenges due to the fact that our regulatory environment is evolving rapidly and supervisory authorities are assuming an increasingly active role in interpreting and enforcing regulations. We have been and may become in the future subject to regulatory investigations which, together with the civil actions often following these investigations, may affect our image, brand, relations with regulators and/or results of operations.

For a discussion of regulations which affect our business, please see Item 4 “Information on the Company – Additional Factors which may affect AXA’s Business”. We cannot predict with any certainty the effect that any change in applicable laws or regulations or in their interpretation or enforcement, or any enactment of future regulation may have on the business, financial condition or results of operations of our various businesses whether by restructuring our operations, imposing increased costs or otherwise.

Certain business practices of the insurance and reinsurance industry have become the subject of regulatory investigations which have resulted in negative publicity and may have a material adverse impact on the industry and us

Recently, the insurance and reinsurance industry has been the subject of litigation, investigations and regulatory activity by various insurance, governmental and enforcement authorities due to certain practices within the insurance and reinsurance industry. These practices include the payment of contingent commissions by insurance companies to insurance brokers and agents and the extent to which such compensation has been disclosed, the solicitation and provision of fictitious or inflated quotes, the use of inducements to brokers or companies in the sale of group insurance products, and the accounting treatment of finite reinsurance or other non-traditional or loss-mitigation insurance products. In 2005, AXA RE received subpoenas, inquiries and requests for documents and other information from the SEC, New York Attorney General, Federal Bureau of Investigation, Department of Justice and various other U.S. regulators and law enforcement authorities seeking information relating to (i) specific reinsurance transactions with MBIA concerning the 1998 bankruptcy of Allegheny Health, Education and Research Foundation,

and (ii) the purchase and/or sale of non-traditional products (including finite reinsurance) by AXA RE and its affiliates. Certain of the Company’s other subsidiaries with operations in the United States have also received subpoenas, inquiries and requests for documents or other information, principally focused on purchases and/or sales of non- traditional products (including finite reinsurance), in connection with these on-going investigations. We cannot predict at this time the effect that current litigation, investigations and regulatory activity, will have on the insurance and reinsurance industry or our business. It is possible that we may become subject to investigations or have lawsuits filed against us in connection with these matters which may adversely affect our image, sales, earnings or financial condition.

We are involved in various legal proceedings and regulatory investigations and examinations and may be involved in more in the future, any one or a combination of which could have a material adverse effect on our financial condition and results of operations

We have been named as defendants in lawsuits (both class actions and individual lawsuits); we have been subject to regulatory investigations or examinations and we have also been involved in similar actions or proceedings arising in the various jurisdictions where we do business. These actions arise in various contexts including in connection with our activities as an insurer, securities issuer, employer, investment advisor, investor and taxpayer. Certain of these lawsuits and investigations seek significant or unspecified amounts of damages, including punitive damages, and certain of the regulatory authorities involved in these proceedings have substantial powers over the conduct and operations of our business.

Due to the nature of certain of these lawsuits and investigations, we cannot make an estimate of loss or predict with any certainty the potential impact of these suits or investigations on our business, financial condition or results of operations. Please see Item 18 – Note 31 “Litigation” and Item 4 “Information on the Company – Additional Factors which may affect AXA’s Business” of this Annual Report for additional information on these matters.

Increased geopolitical risks following the terrorist attacks in the United States and any future terrorist attacks may have a continuing negative impact on certain of our businesses

We cannot assess with any degree of certainty the future effects on our businesses of terrorist attacks that have occurred and may occur in the future throughout the world, and other responsive actions, including war.

The terrorist attacks and responsive actions in recent years have significantly adversely affected general economic, financial and political conditions, increasing many of the risks in our businesses. Such attacks and actions may have a continuing negative effect on our businesses and results of operations over time. Our general account investment portfolios include investments in industries that we believe may be adversely affected by the terrorist attacks and responsive actions, including airlines, lodging and entertainment companies and non-life insurance companies. The effect of these events on the valuation of these investments is uncertain and could lead to impairments due to lasting declines in the value of investments. The cost, and possibly, the availability, in the future, of reinsurance coverage against terrorist attacks for our various insurance operations is uncertain. In addition, the rating agencies could reexamine the ratings affecting the insurance industry generally, including our companies.

As a global business, we are exposed to various local political, regulatory and economic conditions, business risks and challenges which may affect the demand for our products and services, the value of our investments portfolio and the credit quality of local counterparties

We offer our products and services in Europe, North America, the Asia/Pacific zone, the Middle East and Africa through wholly-owned and majority-owned subsidiaries, joint ventures, companies in which we hold non-controlling equity stakes, agents and independent contractors. Our international operations expose us to different local political, regulatory, business and financial risks and challenges which may affect the demand for our products and services, the value of our investment portfolio, the required levels of capital and surplus, and the credit quality of local counterparties. These risks include, for example, political, social or economic instability in countries in which we operate, fluctuations in foreign currency exchange rates, credit risks of our local borrowers and counterparties, lack of local business experience in certain markets, risks associated with exposure to insurance industry insolvencies through policyholder guarantee funds or similar mechanisms set up in foreign markets and, in certain cases, risks associated with the potential incompatibility with foreign partners, especially in countries in which we are conducting business through entities we do not control. Our expansion in emerging markets requires us to respond to rapid changes in market conditions in these countries. Our overall success as a global business depends, in part, upon our ability to succeed in differing economic, social and political conditions. We may not continue to succeed in developing and implementing policies and strategies that are effective in certain locations where we do business.

Finally, our results of operations and financial condition may be materially affected from time to time by the general economic conditions such as the levels of employment, consumer lending or inflation, in the countries in which we operate.

Inadequate or failed processes or systems, human factors or external events may adversely affect our profitability, reputation or operational effectiveness

Operational risk is inherent in our business and can manifest itself in various ways, including business interruption, poor vendor performance, information systems malfunctions or failures, regulatory breaches, human errors, employee misconduct, and external fraud. These events can potentially result in financial loss, harm to our reputation and/or hinder our operational effectiveness. Management attempts to control these risks and keep operational risk at low levels by maintaining a sound and well controlled environment in light of the characteristics of our business, the markets and regulatory environment in which we operate. Notwithstanding these control measures, operational risk is part of the business environment in which we operate and we may incur losses from time to time due to these types or risks.

Other risks relating to our operations

As a holding company, we are dependent on our subsidiaries to cover our operating expenses and dividend payments

Our insurance and financial services operations are generally conducted through direct and indirect subsidiaries. As a holding company, our principal sources of funds are dividends from subsidiaries and funds that may be raised from time to time through the issuance of debt or equity securities or through bank or other borrowings.

We expect that dividends received from subsidiaries will continue to cover our operating expenses, including (i) interest payments on our outstanding financing arrangements and (ii) dividend payments with respect to our outstanding ordinary shares. We expect that future acquisitions and strategic investments will be funded from available cash flow remaining after payment of dividends and operating expenses (including interest expense), cash on hand from previous securities offerings, proceeds of future offerings of securities, and proceeds from the sale of non-core assets. Certain of our significant subsidiaries, including AXA France Assurance, AXA Financial, AXA UK Holdings, AXA Japan, AXA Asia Pacific Holdings, and AXA Germany, are also holding companies and are dependent on dividends from their respective subsidiaries for funds to meet their obligations. In addition, certain of our principal insurance subsidiaries are subject to restrictions on the amount of dividends and debt repayments that can be paid to us and our affiliates. While we do not believe that these restrictions currently constitute a material limitation on our ability to meet our obligations or pay dividends on our shares, these restrictions may constitute a material limitations in the future. For further detail, see Item 5 “Liquidity and Capital Resources” and Item 18 – Note 29.3 “Other items: Restrictions on Dividends Payments to Shareholders” of this Annual Report.

Compliance with the Sarbanes-Oxley Act entails significant expenditure and managerial attention, and non-compliance with the Sarbanes-Oxley Act may adversely affect us

The U.S. Sarbanes-Oxley Act of 2002 and the relevant legislation subsequently implemented by the SEC and the NYSE require changes to some of our accounting and corporate governance practices, including the requirement to issue, for the year ending December 31, 2006 and future years, a report on our internal controls over financial reporting as required by Section 404 of the Sarbanes-Oxley Act. We expect that compliance with the new rules and regulations will continue to require significant management attention and will result in increased accounting, legal and other costs. In addition, because Section 404 of the Sarbanes-Oxley Act requires our auditors to audit and issue a report on our internal controls over financial reporting, undertaking significant internal restructurings (such as information technology restructurings), corporate development or similar initiatives that may affect our internal control environment, may become more difficult and costly, particularly during periods when our internal controls over financial reporting are undergoing audit. This may have an adverse effect on our business and/or our ability to compete with our competitors which are not subject to the Sarbanes-Oxley Act. We cannot predict the outcome of the Section 404 process and to what extent changes will be required to our internal controls. In the event we are unable to achieve or maintain compliance with Section 404 and other provisions of the Sarbanes-Oxley Act and related rules, it may have a material adverse effect on us.

Our acquisitions may divert management attention and other resources and involve risks of undisclosed liabilities and integration issues

In recent years, we have completed a number of acquisitions around the world and we may make further acquisitions in the future. Growth by acquisition involves risks that could adversely affect our operating results, including the substantial amount of management time that may be diverted from operations to pursue and complete acquisitions, difficulties in managing and integrating the additional operations and personnel, significant delays in completing the integration of acquired companies and the potential loss of key employees or customers of these companies. In connection with certain of our mergers and acquisitions, we have experienced difficulties in rationalizing and integrating the information technology (“IT”) systems of acquired companies, including accounting information systems such as general ledger packages, with our existing IT systems. Integration and rationalization of multiple and in certain cases outdated IT systems in acquired companies may cause various issues including delay and unforeseen costs in the integration process, the necessity for extensive management attention and resources, as well as issues in the timely production of financial information required for inclusion in consolidated financial statements prepared on a local GAAP, IFRS and/or U.S. GAAP basis and the timely reporting to relevant regulatory authorities. Our acquisitions could also result in the incurrence of additional indebtedness, costs, contingent liabilities and amortization expenses related to goodwill and other intangible assets, all of which could materially adversely affect our businesses, financial condition and results of operations. Future acquisitions may have a dilutive effect on the ownership and voting percentages of existing shareholders. We may also finance future acquisitions with debt issuances or entering into credit facilities, each of which could adversely affect our businesses, financial condition and results of operations. The businesses we have acquired include Life & Savings, Property & Casualty insurance, Asset Management and retail banking operations. There could be unforeseen liabilities that arise out of the businesses we have acquired and may acquire in the future which may not be covered by, or exceed the amounts indemnified by the sellers.

We may have contingent liabilities from discontinued, divested and run-off businesses and may incur other off-balance sheet liabilities that may result in charges to the income statement

We may, from time to time retain insurance or reinsurance obligations and other contingent liabilities in connection with our divestiture, liquidation or run-off of various businesses and our reserves for these obligations and liabilities may be inadequate. These costs and liabilities could cause us to take additional charges that could be material to our results of operations. We may also, from time to time, in the course of our business provide guarantees and enter into derivative and other types of off-balance sheet transactions that could result in income statement charges. For additional information, see Item 18 – note 29 “Contingent assets and liabilities and unrecognized contractual commitments” and also Item 18 – note 20 “Derivative Instruments” of this Annual Report.

The failure to maintain and modernize our information systems could adversely affect our business

Our business depends significantly on effective information systems, and we have many different information systems for our various businesses. We must commit significant resources to maintain and enhance our existing information systems, and develop new ones in order to keep pace with the evolving information technology, industry and regulatory standards and customer preferences. If we do not maintain adequate information systems, we may not be able to gather and rely on adequate information to base our pricing, underwriting and reserving decisions. We may also have difficulties in attracting new customers and preserving our existing customer base. In addition, underperforming information systems could cause us to become subject to a higher number of customer, provider and agent disputes, may increase our litigation and regulatory exposure and make us incur higher administrative expenses, including remediation costs.

Significant shareholders of AXA may have interests conflicting with your interests

The Mutuelles AXA, three French mutual insurance companies, acting as a group, owned at February 28, 2006, directly and indirectly, approximately 14.30% of the issued ordinary shares of AXA representing approximately 23.29% of its voting power. Most of the shares owned by the Mutuelles AXA have double voting rights pursuant to the provisions of AXA’s articles of association, see “Item 10 – Additional Information – Certain Rights of AXA’s shareholders – Voting Rights” of this Annual Report. The Mutuelles AXA have stated their intention to collectively vote their shares in AXA. We cannot assure you that the interests of the Mutuelles AXA will not, from time to time, conflict with your interests as a shareholder. For example, even though the Mutuelles AXA do not hold a majority of the total voting power in AXA, efforts by the Mutuelles AXA to decline or deter a future offer to acquire control of AXA, which other shareholders may find attractive, may prevent other shareholders from realizing a premium for their AXA ordinary shares or ADRs. The Mutuelles AXA may decide to increase their interest in AXA or to sell all or a portion of the ordinary shares they own at some future date.

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

  the U.S. dollar equivalent of the Euro trading price of AXA ordinary shares on the Euronext Paris which may consequently cause the trading price of AXA ADSs in the United States to also decline;
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

The holders of AXA ADSs may not be able to exercise their voting rights due to delays in notification to and by the Depositary

The depositary for the AXA ADSs may not receive voting materials for AXA ordinary shares represented by AXA ADSs in time to ensure that holders of AXA ADSs can instruct the Depositary to vote their shares. In addition, the depositary’s liability to holders of AXA ADSs for failing to carry out voting instructions or for the manner of carrying out voting instructions is limited by the Deposit Agreement governing the AXA ADR facility. As a result, holders of AXA ADSs may not be able to exercise their right to vote and have limited recourse against the Depositary or AXA if their shares are not voted according to their request.

Holders of AXA ADSs will have limited recourse if AXA or the depositary fails to meet their obligations under the Deposit Agreement and they wish to involve AXA or the depositary in a legal proceeding

The Deposit Agreement expressly limits the obligations and liability of AXA and the Depositary. Neither AXA nor the Depositary will be liable if they:

  are prevented from or delayed in performing any obligation by circumstances beyond their control, exercise or fail to exercise discretion under the Deposit Agreement, or take any action based upon the advice of, or information from, legal counsel, accountants, any person presenting ordinary shares for deposit, any holder or owner of an AXA ADR or any other person believed by AXA or the Depositary in good faith to be competent to give such advice or information. In addition, the depositary and AXA have the obligation to participate in any action, suit or other proceeding with respect to the AXA ADSs which may involve them in expense or liability only if they are indemnified. These provisions of the Deposit Agreement will limit the ability of holders of AXA ADSs to obtain recourse if AXA or the depositary fails to meet their obligations under the Deposit Agreement or if they wish to involve AXA or the depositary in a legal proceeding.

The holders of AXA ADSs in the United States may not be able to participate in offerings of rights, warrants or similar securities to holders of our ordinary shares on the same terms and conditions as holders of our ordinary shares

In the event that we offer rights, warrants or similar securities to the holders of our ordinary shares or distribute dividends payable, in whole or in part, in securities, the Deposit Agreement provides that the Depositary (after consultation with AXA) shall have discretion as to the procedure to be followed in making such rights or other securities available to ADR holders including disposing of such rights or other securities and distributing the net proceeds in U.S. dollars to ADR holders. Given the significant number of AXA ADR holders in the U.S., AXA generally would be required to register with the SEC any public offering of rights, warrants or other securities made to its ADR holders unless an exemption from the registration requirements of the U.S. securities laws is available. Registering such an offering with the SEC can be a lengthy process which may be inconsistent with the timetable for a global capital raising operation. Consequently, we have in the past elected and may in the future elect not to make such an offer in the U.S., including to our ADR holders in the U.S. and rather only conduct such an offering in an “offshore” transaction in accordance with “Regulation S” under the U.S. Securities Act of 1933. Therefore, there can be no assurance that our ADR holders will be able to participate in such an offering in the same manner as our ordinary shareholders.

Our ADS and ordinary share price could be volatile and could drop unexpectedly and you may not be able to sell your ADRs or ordinary shares at or above the price you paid

The price at which our ADSs and ordinary shares will trade may be affected by a large number of factors, some of which will be specific to us and our operations and some of which will be related to the insurance industry and equity markets generally. As a result of these factors, you may not be able to resell your ADSs or ordinary shares at or above the price which you paid for them. In particular, the following factors, in addition to other risk factors described in this section, may have a significant impact on the market price of our ADSs or ordinary shares:

  investor perception of our Company, including actual or anticipated variations in our revenues, earnings or other operating results;
  announcement of intended acquisitions, disposals or financings or speculations of such acquisitions, disposals or financings;
  changes in our dividend policy, which could result from changes in our cash flow and capital position;
  sales of blocks of our shares by significant shareholders;
  hedging activities on our shares;
  a downgrade of our credit or financial strength ratings, including placement on credit watch, or rumors of such downgrades;

  actual or potential litigation involving us or the insurance or asset management industries generally;
  changes in financial estimates and recommendations by securities research analysts;
  fluctuations in foreign exchange rates and interest rates;
  the performance of other companies in the financial services’ sector;
  regulatory developments in the principal markets in which we operate;
  international or local political, economic and market conditions; and
  unforeseen events such as natural disaster or terrorist attacks and other developments stemming from such events and the uncertainty related to these developments.

As a “foreign private issuer” in the United States, AXA is exempt from a certain rules under the U.S. securities laws and is permitted to file less information with the SEC than U.S. companies are

As a “foreign private issuer,” AXA is exempt from certain rules under the U.S. Securities Exchange Act of 1934 (the “Exchange Act”) that impose certain disclosure obligations and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, AXA’s officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of AXA ordinary shares and ADRs. Moreover, AXA is not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. In addition, AXA is not required to comply with Regulation FD, which restricts the selective disclosure of material information. Accordingly, there may be less publicly available information concerning AXA than there is for U.S. public companies.

Judgments of United States courts may not be enforceable against us

Judgment of United States courts, including those predicated on the civil liability provisions of the Federal securities laws of the United States, may not be enforceable in French courts. As a result, our shareholders who obtain a judgment against us in the United States may not be able to require us to pay the amount of the judgment.

Item 4: Information on the Company

Introduction

AXA is a French “société anonyme à directoire et conseil de surveillance” (a form of limited liability company with a Management Board and a Supervisory Board). The Company’s headquarters are located at 25 Avenue Matignon, 75008 Paris, France and its telephone number is (33)1 40 75 57 00. For information on AXA’s principal trading markets for its ordinary shares and ADSs, see Item 9 “The Offer and Listing” included in this Annual Report. The predecessor and founder of AXA was organized under the laws of France in 1852. The Company’s corporate existence will continue, subject to dissolution or prolongation until December 31, 2059.

Recent developments

For a description of significant events subsequent to December 31, 2005, see Item 5 - "Operating and Financial Review and Prospects - Events subsequent to December 31, 2005" of this Annual Report.

For a description of significant acquisitions and disposals undertaken by AXA see Item 5, “Operating and Financial Review and Prospects – December 31, 2005 operating highlights” and note 6, “Goodwill”, to the consolidated financial statements included under Item 18 of this Annual Report.

For information relating to the ownership structure of the Group, see “Item 7 – Major Shareholders and Related Party Transactions”, included elsewhere in this Annual Report.

General Information

The Company is the holding company for AXA, a worldwide leader in financial protection. Based on available information at December 31, 2005, AXA was one of the world’s largest insurance groups, with consolidated gross revenues of €71.7 billion for the year ended December 31, 2005. AXA is also one of the world’s largest asset managers, with total assets under management as at December 31, 2005 of €1,063.8 billion, including assets managed on behalf of third party clients in an aggregate amount of €568.6 billion. Based on available information at December 31, 2004 and taking into account banking companies engaged in the asset management business, AXA was the world’s 6th largest asset manager1, with total assets under management of €871.5 billion.

AXA operates primarily in Western Europe, North America, the Asia Pacific region and, to a lesser extent, in other regions including in particular the Middle East and Africa. AXA has five operating business segments: Life & Savings, Property & Casualty, International Insurance (including reinsurance), Asset Management, and Other Financial Services (including banks). In addition, various Holding companies within the AXA Group conduct certain non-operating activities.

(1) Source AXA from Pensions & Investments, Watson Wyatt Global 500 survey.

AXA Group: simplified organization chart as at December 31, 2005

Set forth below is a simplified organization chart of AXA as at December 31, 2005. For additional information, please see note 3 “Scope of consolidation”.

Please note that the percentage on the left represents the economic interest and the percentage on the right represents the percentage of control.

(a) Holding Company that owns AXA Equitable Life Insurance Company.
(b) Holding Company that owns MONY Life Insurance Company and MONY Life Insurance Company of America.
(c) Holding Company that owns AXA Assurances Inc. and AXA Insurance (Canada).
(d) Holding Company that owns AXA Assurance Maroc.
(e) Holding Company that owns AXA Versicherung AG, AXA Lebenversicherung AG and AXA ART.
(f) Holding Company that owns AXA Belgium.
(g) Holding Company that owns AXA Aurora Iberica S.A., de Seguros y Reaseguros and AXA Aurora Vida, S.A. de Seguros y Reaseguros and Seguro Directo (Portugal R.C.).
(h) Holding Company that owns AXA France Vie, AXA France IARD, Avanssur and AXA Corporate Solutions Assurance

(i) Holding Company that owns AXA Assicurazioni SpA.
(j) Holding Company that owns AXA Assurance Luxembourg and AXA Assurance Vie Luxembourg.
(k) Holding Company that owns AXA Leven NV and AXA Schade N.V.
(l) Holding Company that owns AXA Sun Life Plc, AXA Insurance Plc and AXA PPP Healthcare Limited.
(m) Holding Company that owns AXA Oyak Hayat Sigorta A.S. and AXA Oyak Sigorta A.S.
(n) Holding Company that owns AXA Australia New Zealand.
(o) Holding Company that owns AXA Life Insurance Co. Ltd and AXA Non-Life Insurance Co. Ltd.
(p) Holding Company that owns AXA Life Insurance Singapore Plc Ltd.

Ratings

The Company and certain of its insurance subsidiaries are rated by recognized rating agencies. The significance of individual ratings varies from agency to agency. According to the rating agencies, companies assigned ratings at the top end of the range have a stronger capacity to repay debt and make payment on claims compared to companies assigned ratings at the lower end of the range.

Insurance rating agencies focus on the financial strength of the relevant insurance company and its capacity to meet the obligations arising on insurance policies. Certain of these agencies and their respective insurance rating scales are set out below.

Rating Agency	Highest Rating	Lowest Rating
Standard & Poor’s Corp. (“Standard & Poor’s”)	AAA (“extremely strong”)	R (“regulatory action”)
Moody’s Investor Services (“Moody’s”)	Aaa (“extremely strong”)	C (“lowest”)
Fitch, Inc. (“Fitch”)	AAA (“extremely strong”)	D (“order of liquidation”)

Debt ratings focus on a company’s ability to make timely payments of principal and interest. The rating scales for the agencies above are set out below.

Rating Agency	Highest Rating	Lowest Rating
Standard & Poor’s	AAA (“extremely strong”)	D (“default”)
Moody’s	Aaa (“best”)	C (“lowest”)
Fitch	AAA (“highest”)	D (“default”)

The commercial paper rating scales for these agencies are as follows:

Rating Agency	Highest Rating	Lowest Rating
Standard & Poor’s	A-1 (“extremely strong”)	D (“default”)
Moody’s	Prime-1 or P-1 (“superior”)	Not Prime (“Not Prime”)
Fitch	F-1 (“highest”)	D (“default”)

At May 31, 2006, the relevant ratings for the Company and its principal insurance subsidiaries are as follows:

2005
	Agency	Rating
Insurer Financial Strength Ratings
The Company’s principal insurance subsidiaries	Standard & Poor’s	AA–
	Moody’s	Aa3
	Fitch Ratings	AA
Ratings of the Company’s Long Term and Short Term Debt
Senior Debt	Standard & Poor’s	A
	Moody’s	A2
	Fitch Ratings	A+
Long Term Subordinated Debt	Standard & Poor’s	BBB+
	Moody’s	A3
	Fitch Ratings	A
Short Term Debt (Commercial Paper)	Standard & Poor’s	A-1
	Moody’s	P-1
	Fitch Ratings	F-1

The ratings set forth above may be subject to revision or withdrawal at any time by the assigning rating agency. None of these ratings are an indication of the historic or potential performance of the ordinary shares, ADSs, ADRs or debt securities and should not be relied upon for purpose of making an investment decision with respect to any of these securities. The Company accepts no responsibility for the accuracy or reliability of the ratings.

Business Overview

The tables below summarize certain key financial data by segment for the periods and as at the dates indicated.

CONSOLIDATED GROSS REVENUES AND NET INCOME

(in euro millions, except percentages)
	Years ended December 31,
	2005		2004
Gross revenues
Life & Savings	45,116	63%	42,344	63%
Property & Casualty	18,874	26%	17,852	27%
International Insurance	3,813	5%	3,363	5%
Asset Management	3,440	5%	3,084	5%
Other financial services	428	1%	387	1%
Gross revenues	71,671	100%	67,030	100%
Net income
Life & Savings	2,404	50%	1,826	48%
Property & Casualty	1,737	36%	1,439	38%
International Insurance	184	4%	244	6%
Asset Management	411	9%	304	8%
Other financial services	82	2%	13	0%
Net income from operating segments	4,819	100%	3,826	100%
Holding companies	(645)		(88)
Net income	4,173		3,738

Other Financial Data	2005	2004
For the years ended December 31,
Net income per ordinary share (in euros) (a)
Basic	2.22	2.07
Diluted	2.19	1.99
At December 31,
Shareholders’ equity (in euro millions)	33,847	28,523
Average share price (in euros)	21.6	17.5
Share price as at December 31 (in euros)	27.3	18.2

(a) Following any significant capital increase with a stock price lower than the market price, such as ORAN conversion in July 2004, average number of shares and consequently EPS over each period must be restated to take into account this event, in accordance with French regulation.

AXA’S TOTAL ASSETS UNDER MANAGEMENT

(in euro millions)

	At December December, 31
	2005	2004
AXA (general account assets)	353,775	319,148
Assets with financial risk carried by policyholders (Unit-linked)	141,410	112,387
Sub-total	495,185	431,535
Managed on behalf of third parties	568,639	439,924
TOTAL	1,063,823	871,460

For additional information on AXA’s business segments, see Item 5 “Operating and Financial Review and Prospects – Operating Results by Segment” and note 4 “Segmental Information” to the consolidated financial statements included in Item 18 of this Annual Report.

The table below sets forth AXA’s consolidated gross revenues by segment for each of its major geographic markets for the years indicated.

BREAKDOWN OF AXA’S GROSS REVENUES

	Years ended December, 31
	2005		2004
	Segment contribution (%)	Contribution to total segment (%)	Segment contribution (%)	Contribution to total segment (%)
Total gross revenues (in euro millions)	71,671		67,030
Life & Savings	63%		63%
France		29%		27%
United States		31%		30%
United Kingdom		5%		6%
Japan		10%		13%
Germany		8%		8%
Belgium		6%		5%
Southern Europe		3%		3%
Other countries		7%		7%
Property & Casualty	26%		27%
France		27%		27%
Germany		15%		16%
United Kingdom (including Ireland)		23%		25%
Belgium		8%		8%
Southern Europe		16%		16%
Other countries		11%		8%
International Insurance	5%		5%
AXA RE		38%		31%
AXA Corporate Solutions Assurance		42%		45%
AXA Cessions		2%		3%
AXA Assistance		14%		14%
Others		4%		7%
Asset Management	5%		5%
AllianceBernstein		72%		75%
AXA Investment Managers		28%		25%
Other Financial Services	1%		1%
French banks		15%		26%
German banks		6%		6%
AXA Bank Belgium		78%		67%
Others		1%		1%

For additional information on AXA's revenues by segment, see note 21 "Revenues by segment and net revenues from banking activities" to the Consolidated Financial Statements included in Item 18 of this Annual Report.

Segment information

Life & Savings segment

AXA’s Life & Savings segment offers a broad range of life insurance products including retirement and health insurance products for both individuals and groups, with an emphasis on savings-related products including contracts with financial risk borne by policyholders (unit-linked) products. The Life & Savings segment accounted for €45.1 billion or 63% of AXA’s consolidated gross premiums and financial services revenues for the year ended December 31, 2005 (2004: €42.3 billion or 63% respectively).

The table below summarizes AXA’s Life & Savings gross revenues and gross insurance liabilities by geographic region for the periods and as at the dates indicated:

(in euro millions, except percentages)
	Gross revenues					Gross insurance
	Years ended December 31,					liabilities at
	2005		2004			December 31,
			Proforma (b)	Reported		2005
France	13,228	29%	11,538	11,538	27%	102,985
United States (a)	13,940	31%	12,847	12,847	30%	108,984
Japan	4,735	10%	5,526	5,526	13%	27,669
United Kingdom	2,395	5%	2,420	2,420	6%	78,762
Germany	3,585	8%	3,499	3,499	8%	30,923
Belgium	2,734	6%	2,188	2,188	5%	17,462
Southern Europe	1,439	3%	1,333	1,333	3%	8,944
Others (b)	3,059	7%	2,829	2,993	7%	25,190
Australia and New-Zealand	1,225	3%	1,153	1,153	3%	10,918
Hong Kong	831	2%	734	734	2%	4,736
TOTAL	45,116	100%	42,180	42,344	100%	400,919
Represented by:
Gross premiums written	43,496			41,103		–
Fees and charges relating to investment contracts with no participating features	509			417
Others revenues (c)	1,111			824		–

(a) MONY was acquired on July 8, 2004, and represent respectively €980 million in 2004 and €1,746 million in 2005 of the revenue recorded including cross selling (sales of AXA products by MONY agents).
(b) Proforma 2004 take into account the impacts of the following change in scope:
- As of January 2005, Turkey was fully consolidated instead of being accounted for under the equity method. If full consolidation had been applied in 2004, revenues would have been €61 million higher.
- As of December 1, 2004, in the Netherlands, sale of the Health portfolio (€149 million), and transfer of the Disability activity from Life & Savings to Property & Casualty activity (€76 million). 2004 revenues would have been €225 million lower if Health and Disability activity had been excluded.
(c) Includes revenues from other activities (mainly commissions and related fees on mutual funds sales).

Markets

France gross written premiums experienced a strong development in 2005 (+14%). Contracts with financial risk borne by policyholder’s (Unit Linked) increased by 49%, due to a very dynamic financial market. 450,000 new accounts for affecting pension-related products (PERP/PERE) were opened in 2005. Since April 2004 (date of launch), about 1,720,000 of these contracts have been underwritten.

United States. In the annuity market, industry sales of variable annuities were up 3%1, driven by equity markets and the continued popularity of guaranteed life benefit riders. Industry fixed annuity sales decreased 10%2 as a result of the low interest rate environment and competition. In the life insurance market, total life industry sales were up 2%2 with continued weakness in variable life market, down 10% from 2004. The variable life business generally lags behind the movements in the equity market. Sales of life insurance products with fixed returns, such as universal life, continued their strong traction in 2005 with industry universal life sales up 13%2.

In Japan the life insurance market continued to grow, driven by expanding individual annuity sales sourced from bank insurance distribution channels. A gradual economic and market recovery have contributed to the strengthening of most insurers, evidenced by improvements in solvency margins and credit ratings. Reflecting the impact of a declining and aging population and falling birth rates, the industry has witnessed a steady decline in the number of in-force individual life policies. Consumers have shifted from traditional death protection products to retirement products, resulting in higher volumes for savings, annuities and medical hospitalization products. Foreign life insurers continued to expand their market share at the expense of domestic life insurers.

Germany. The introduction of the German Retirement Earnings Law (“Alterseinkünftegesetz”) on January 1st, 2005 significantly reduced tax advantages for Life Insurance, especially for products with a one-time pay-out option. This led to a surge in demand for these old products in the fourth quarter of 2004 and declining premium volumes in 2005. In the future, an ongoing need to replace defined benefit systems is expected to push group life pension products in general. As expected, there was not much demand for the core products of the Retirement Earnings Law (“Alterseinkünftegesetz”), the “Rürup” pensions as they are inflexible. In contrast, the also highly regulated “Riester”- products profited from simplification and increased flexibility. The year 2005 proved to be the second strongest year since their introduction in 2002. This was also spurred mainly in the fourth quarter by the announced introduction of uni-sex tariffs, and management expects the influence on absolute premium volumes will mainly come into effect in 2006.

In the United Kingdom, the market saw increased investor confidence in Wealth Management products, particularly unit linked onshore and offshore bonds, while pension providers continue to adapt their propositions in advance of pensions legislation simplification in 2006 (A-Day).

In Belgium, the market benefited from a strong growth in 2005 (+18.5% compared to +13.4% in 2004). The upturn of the Unit-linked market continued and even accelerated (+47%) while the Non Unit-linked market has grown substantially (+11.3%).

In Southern Europe, the Spanish market improved despite the adverse market environment, namely, a decreasing saving capacity. The growth, focused on the retail market, came mainly from traditional life products and life savings

(1) Source: VARDS. (2) Source: LIMRA.

not linked with retirements. In Italy, the market growth was driven by the bank insurance and post office distribution channel due to indexed linked products, and the agent network due to traditional corporate contracts, which altogether represent 91% of the total market. In Portugal, the market increased was driven by capitalisation products. Fiscal benefits for PPR´s (Individual pensions plans) have ceased in 2005, but the bankinsurance channel is still distributing this product.

Australia / New Zealand. The savings related investment sector continued to be a growth area in Australia for 2005. Strong local investment returns have translated into high net flows in the mutual fund and advice market. The pension market experienced funds growth of 20.8%1 over the year, driven by the strong investment market and the mandatory pension scheme in Australia. Continued government support for self-funded retirement has driven two major changes in pension funds during 2005 – the abolition of the surcharge (a tax on contributions) from June 30, 2005 and the allowance of spouse co-contributions from January 1, 2006. The risk insurance market continued to record strong growth, climbing a further 11.9%2 over the year.

Hong Kong. The economy continued to grow in 2005 assisted in part by the Closer Economic Partnership Agreement (CEPA) with more than 12.5 million Mainland Chinese visiting Hong Kong in 2005, up 2.4% on 2004. The Hang Seng Index rose 4.5% during 2005. The life insurance market has shown growth, for the nine months to September 2005, with the individual life market new business sales increasing by 5.3%3. Increasing affluence and investor sophistication is now starting to drive growth in more sophisticated financial planning models. At the end of its fifth year, the Mandatory Provident Fund (MPF) is now increasingly important to Hong Kong residents and there is growing awareness that MPF alone will not provide sufficient assets to fund post-retirement lifestyles. This along with the significant level of bank savings, has increased the awareness of a need for wealth management and financial advisory products.

In each of its principal markets, AXA operates through well-established life insurance companies. AXA’s principal life insurance subsidiaries are set out below.

France:	AXA France Vie.
United States:	AXA Equitable Life Insurance Company and its insurance and distribution subsidiaries and affiliates, MONY Life Insurance company “MONY Life”.
United Kingdom:	AXA Sun Life Plc.
Japan:	AXA Group Life Insurance and AXA Life Insurance.
Germany:	AXA Lebensversicherung AG, AXA Krankenversicherung AG.
Belgium:	AXA Belgium SA.
Southern Europe:
Spain:	AXA Aurora Vida; AXA Aurora Iberica.
Italy:	AXA Assicurazioni e Investimenti.
Portugal:	AXA Seguros Portugal.

(1) Source: Plan For Life (Superannuation & Rollovers) September 2005.
(2) Source: Plan For Life (Life Insurance media release) September 2005.
(3) Source: OCI (Office for Commissioner of Insurance – Hong Kong) September 2005.

The table below presents the life insurance markets in which AXA operates ranked by worldwide gross revenues in 2004, along with AXA’s ranking (by market share).

BASED ON WORLDWIDE GROSS REVENUES IN 2004

Countries	Country Statistics (a)		AXA(b)
	Ranking	% premiums written	Ranking		Market share
United States (c)	1	27%	4	(c)	8%
Japan	2	21%	14		2%
United Kingdom	3	10%	8	(d)	7%
France	4	7%	3		10%
Germany	5	5%	7		4%
Belgium	14	1%	4		11%
Southern Europe
– Spain	16	1%	12		3%
– Italy	6	4%	14		1%
– Portugal	26	0%	7		3%

(a) Source: Swiss Re, Sigma report 2005 “World insurance in 2004”.
(b) Source AXA, mainly based on 2004 national insurance association data for each specific country.
(c) Relates to the variable annuity products.
(d) Based on annualized new business premium equivalent (regular premiums plus one-tenth of new business single premiums).

In addition to the principal markets mentioned above, AXA offers life, health and retirement products in other countries in Europe (Netherlands, Luxembourg, Switzerland and Turkey), in Canada, in Australia and New Zealand, in Asia (notably Hong Kong, Singapore, and China), in the Middle East, and in Africa (including Morocco). The products in these markets are offered through various distribution channels, including general agents, salaried sales forces, bank networks, financial advisers and brokers.

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

The principal competitive factors affecting the Life & Savings segment’s business include:

  Size, strength and quality of the distribution platform, in particular the quality of advisers,
  Range of product lines and product quality, and innovation,
  Price,
  Quality of service,
  Investment management performance,
  Historical levels of bonuses with respect to participating contracts,

  Reputation, visibility and recognition of brand,
  Quality of management,
  Ratings for an insurer’s financial strength and claims-paying ability (at December 31, 2005, the main Life & Savings entities of AXA Group were rated AA by Fitch Ratings, AA– by Standard & Poor’s and Aa3 by Moody’s), and
  Changes in regulations that may affect the policy charging structure relating to commission and administrative charges.

Products

AXA’s Life & Savings products include a broad range of life, health, retirement and savings-related products marketed to individuals and corporate clients, the latter in the form of group contracts. The Life and Savings-related products offered by AXA include term life, whole life, universal life, mortgage endowment, deferred annuities, variable annuities, immediate annuities, variable life and other investment-based products. The health products offered include critical illness and permanent health insurance products. The nature of the products offered by AXA varies from market to market.

In 2005, in France, a new Life & Savings product “Odyssiel” has been launched through the salaried sales force channel. First commercial results are very promising with the premiums of contracts with financial risk borne by policyholders (unit-linked) increasing to 37.5% of the total premiums in this channel.

In the United States, AXA offers a variety of life insurance products, variable and fixed-interest annuity products, mutal funds and other investment products and services. AXA is among the leading issuers of variable annuity and variable life insurance products in the United States. A significant portion of the variable annuities sold by AXA in the U.S. offer one or more enhanced guaranteed minimum death benefits (“GMDB”), guaranted minimum income benefits (“GMIB”), and guaranted minimum withdrawal benefits (“GMWB”). AXA reinsures a portion of its exposure on variable annuity products that offer GMDB and/or GMIB features and has adopted certain active financial risk management program using derivative financial instruments that are designed to reduce exposure to GMBD, GMIB and GMWB liabilities that have not been reinsured.

In Germany the new legal framework that came into effect on January 1, 2005, accelerated the trend in favor of pension products. Among those pension products that benefit from a special tax treatment the “Riester-Rente” products saw significantly higher demand, while the new “Rürup-Rente” products early performance was disappointing.

In Belgium, AXA successfully launched a new structured product (Millesimo series) at the end of 2004 , which is a contract with financial risk born by policyholder’s product (unit-linked) with an underlying open architecture fund providing capital protection.

The table below presents consolidated gross revenues (after inter-segment elimination) and gross insurance liabilities by major product for the periods and as of the dates indicated for AXA’s Life & Savings segment.

LIFE & SAVINGS SEGMENT

(in euro millions, except percentages)
	Years ended December 31,				liabilities at
	2005		2004		December 31, 2005
Individual	22,783	52%	20,368	50%	190,128
Group	2,609	6%	2,259	5%	24,958
Retirement/annuity/investment contracts	25,392	58%	22,627	55%	215,086
Life contracts (including endowment contracts)	11,775	27%	11,891	29%	97,497
Health contracts	4,387	10%	4,552	11%	7,794
Other	1,942	4%	2,033	5%	13,445
SUB TOTAL	43,496	100%	41,103	100%	333,823
Fees and charges relating to investment contracts with no participating features	509		417		39,762
Fees, commissions and other revenues	1,111		824		0
Liabilities arising from policyholder’s participation					25,647
Unearned revenues and unearned fees reserves					1,835
Derivatives relating to insurance and investment contracts					(147)
TOTAL Revenues and Liabilities	45,116		42,344		400,919
Total includes:
Contracts with financial risk borne by policyholders (Unit linked)	13,216	30%	7,696	19%	141,437
UK “With-Profit” business	953	2%	1,034	3%	26,638

Participating contracts

Certain of AXA’s Life & Savings products are participating contracts, which enable the policyholders to participate in the excess assets over liabilities (the surplus) of the life company issuing the contract through an interest or bonus payment. AXA offers this type of participating contract in most of its principal Life & Savings operations. The policyholder may participate in the investment return and/or in part of the operating profits earned by the issuing company. The nature and extent of such participation vary from country to country. Therefore, such participations, including policyholder participations on UK “With-Profit” business (explained below), are treated as dividends that may either increase the present value of future policy benefits or be paid in cash to the policyholder in the year the bonus is credited.

UK “With-Profit” business

A participating contract, specific to United Kingdom and known as the “With-Profit” contract, is offered by many life insurance companies in the United Kingdom including AXA Sun Life. In 2002, AXA decided to cease the marketing of new On Shore “With-Profit” contracts. Under “With-Profit” contracts, policyholders’ premiums are paid into a fund and are invested in a range of assets, including fixed maturity and equity securities, real estate and loans. The policyholders are entitled to receive a share of the profits arising from these investments which includes regular bonuses and terminal bonuses. The regular bonuses are designed to provide a return to the policyholder through a periodic increase in benefits and are credited to the policyholder. Periodically, they do not reflect the return earned by the issuing company over period. Once credited, regular bonuses are guaranteed to be paid at maturity, death or as otherwise specified in the policy. Terminal bonuses, which are not guaranteed in advance of payment are designed to provide policyholders with their share of total investment performance (including investment income and realized and unrealized investment gains or losses) and other experience of the fund (including expenses, mortality experience and income taxes). Terminal bonuses can represent a significant portion of the total amount paid at maturity (which has in the past often exceeded 50% and currently exceeds 25% in some cases) or upon surrender prior to maturity. The amount of terminal bonus to be paid is determined at the discretion of the board of directors.

Following policyholder and court approvals, in 2001 AXA Equity & Law went through a financial reorganization whereby the life insurance funds were transferred to AXA Sun Life and fundamentally restructured. A portion of the assets that accumulated over the years (which we refer to in this Annual Report as the “inherited estate”) was attributed to AXA as the shareholder, and a portion was allocated to the “With-Profit” policyholders in the form of a reorganization bonus, based on the number of eligible policyholders that elected in favor of this plan.

Variable life and annuity products

Variable life and variable annuity products may be linked to investments supporting such contracts and are referred to in this Annual Report as “contracts with financial risk borne by policyholders” (unit-linked contracts). In general, the investment risk (and reward) is transferred to the policyholder while the issuing company earns fee income from managing the underlying assets. However, there may be certain types of variable products that offer guarantees, such as guarantees of minimum living benefits or death benefits. Guaranteed minimum living benefits include guaranteed minimum income benefits, guaranteed minimum accumulation benefits and guaranteed minimum withdrawal benefits.

Contracts with financial risk borne by policyholder’s products (unit linked)

In 2005, AXA’s Life & Savings operations continued to experience growth in savings-related contracts with financial risk borne by policyholders. This growth has been significant in Europe and is mainly attributable to (i) an increase in consumer demand for such products, (ii) government initiatives to move away from state funded pensions to private funded pensions and (iii) favorable financial market performance in 2004 and 2005. Gross premiums on such business have increased from €7.7 billion in 2004 to €13.2 billion in 2005, representing 30% of total Life & Savings gross revenues compared to 19% in 2004.

Distribution

AXA distributes its Life & Savings products through a number of channels that vary from country to country including most notably exclusive agents, independent brokers, salaried sales forces, direct marketing (mail, telephone, or internet sales) and specialized networks (including banks and other financial services providers).

The split by distribution channels used by AXA’s principal Life & Savings operations, based on consolidated gross written premiums for the years ended December 31, 2005 and 2004, is presented below:

Based on gross written premiums in 2005	Agents, direct sales force, salaried sales force and marketing	Intermediaries / independent advisers / brokers	Other networks, including, corporate partnerships and bank networks
France	57%	35%	9%
United States	59%	30%	11%
Japan (a)	64%	–	36%
United Kingdom (b)	28%	64%	8%
Germany	48%	39%	13%
Belgium	3%	90%	7%
Southern Europe	67%	13%	19%

(a) Gross written premiums are split based on the new business by channel.
(b) Gross written premiums under IFRS overweight the share of agents, direct sales, salaried sales force and marketing direct in United Kingdom.

Based on gross written premiums in 2004	Agents, direct sales force, salaried sales force and marketing	Intermediaries / independent advisers / brokers	Other networks, including, corporate partnerships and bank networks
France	59%	33%	8%
United States	60%	27%	13%
Japan (a)	60%	–	40%
United Kingdom (b)	29%	61%	10%
Germany	48%	39%	13%
Belgium	4%	84%	13%
Southern Europe	64%	10%	26%

(a) Gross written premiums are split based on the new business by channel.
(b) Gross written premiums under IFRS overweight the share of agents, direct sales, salaried sales force and marketing direct in United Kingdom.

Surrenders and Lapses

For most Life & Savings products, costs to the issuing company in the first year are higher than costs in subsequent years due to first year commissions and the costs of underwriting and issuing a contract. Consequently, the rate of policies remaining in-force and not lapsing, also known as the “persistency rate”, plays an important role in profitability. The majority of individual Life & Savings products issued by AXA may be surrendered for a cash surrender value. Most of the individual Life and Saving products issued by AXA have front-end charges to the policyholder (or subscription fees), which are assessed at the inception date of the contract and/or surrender charges (charges assessed in the case of early surrender). Both front-end charges and surrender charges are intended to offset a portion of the acquisition costs.

Total surrenders and lapses for 2005 and 2004, and the ratio of surrenders and lapses to gross surrenderable insurance reserves at the beginning of the periods indicated are presented below:

		Years ended December 31,
	2005	2005	2004
	Total surrenders & lapses	Surrenders & lapses ratio
	(in euro millions)%		%
French operations	5,373	6.6%	6.8%
U.S. operations (a)
Individual life	1,233	4.2%	4.9%
Individual retirement	5,054	8.6%	8.2%
Japan (b)	2,088	8.0%	10.9%
UK operations	4,937	8.9%	8.4%
German operations (excluding Health)	402	2.2%	2.7%
Belgian operations	417	4.2%	3.5%
Southern Europe operations	460	6.7%	5.3%
– Spain	195	6.1%	5.1%
– Italy	224	8.3%	6.6%
– Portugal	41	4.5%	4.2%

(a) Amounts reported for the U.S. operations exclude lapses and institutional assets backing contracts with financial risk borne by policyholders (€322 million).
(b) Including exchanges in Japan.

Property & Casualty segment

AXA’s Property & Casualty segment offers a range of personal and commercial insurance products. The Property & Casualty segment accounted for €18.9 billion, or 26% of AXA’s consolidated gross revenues for the year ended December 31, 2005 (2004: €17.9 billion or 27% respectively).

The table below summarizes AXA’s consolidated gross revenues (after inter-segment eliminations) and insurance liabilities for the Property & Casualty segment for the periods and as at the dates indicated.

PROPERTY & CASUALTY SEGMENT

(in euro millions, except percentages)
	Gross revenues					Gross insurance
	Years ended December 31,					liabilities at
	2005		2004			December 31, 2005
			Proforma (a)	Reported
France	5,070	27%	4,895	4,895	27%	10,193
Germany	2,785	15%	2,796	2,796	16%	5,416
United Kingdom (& Ireland) (b)	4,393	23%	4,360	4,469	25%	6,870
Belgium	1,451	8%	1,430	1,430	8%	4,870
Southern Europe	3,012	16%	2,901	2,901	16%	5,001
Others (c)	2,163	11%	1,924	1,361	8%	3,667
TOTAL	18,874	100%	18,305	17,852	100%	36,017
Represented by:
Gross written premiums	18,831	–		17,810	–	–
Other revenues	43	–		42	–	–

(a) Proforma 2004 take into account the impacts of the following changes in scope:
(b) In United Kingdom, the right to renew our UK Personal Direct business was sold to RAC in October 2004. In 2004, revenues from this activity amounted to €110 million.
(c) In Others countries, as of January 2005, Turkey, Hong-Kong and Singapore are fully consolidated instead of being accounted for under the equity method. If full consolidation had been applied in 2004, other countries 2004 revenues would have been €487 million higher.
In addition, the Netherlands disability activity has been transferred from Life & Savings to Property & Casualty. Other countries 2004 P&C revenues would have been €76 million higher if disability had been included.

Key ratios for Property & Casualty operations are presented in Item 5 of this Annual Report.

Markets

In each of its principal markets, AXA operates through well-established Property & Casualty insurance companies.

AXA’s principal Property & Casualty insurance subsidiaries are set out below:

France:	AXA France IARD, AVANSSUR (ex Direct Assurance IARD), Natio Assurance and AXA Protection Juridique.
United Kingdom & Ireland:	AXA Insurance UK and AXA Insurance Limited (Ireland).
Germany:	AXA Versicherung AG.
Belgium:	AXA Belgium SA.
Southern Europe:
Spain:	AXA Aurora Iberica; Hilo Direct Seguros y Reaseguros.
Italy:	AXA Assicurazioni.
Portugal:	AXA Portugal Companhia de Seguros; Seguro Directo.

Information on the 2005 market conditions in the geographical markets in which AXA operates is provided in Item 5 “Operating and Financial Review and Prospects – Market Conditions in 2005” of this Annual Report.

The table below presents the Property & Casualty markets in which AXA operates ranked by worldwide gross revenues in 2004, along with AXA’s ranking (by market share).

PROPERTY & CASUALTY

	Based on worldwide Property & Casualty gross revenues in 2004
Countries	Country Statistics (a)		AXA (b)
	Ranking	% gross revenues	Ranking	Market share
Germany (c)	2	8%	7	5%
United Kingdom (d)	4	8%	5	6%
France	5	5%	1	16%
Belgium	14	1%	1	17%
Southern Europe
– Spain	8	2%	3	6%
– Italy	6	3%	9	3%
– Portugal	25	0%	7	3%

(a) Source: Swiss Re, Sigma report 2005 “World insurance in 2004”.
(b) Source AXA, mainly based on 2004 national insurance association data for each specific country.
(c) Based on 2004 gross Property & Casualty premiums written in Germany, AXA is ranked as follows (group ranking without International Insurance): third in liability insurance (6.7% market share), fifth in homeowners’ insurance (4.9% market share), seventh in automobile insurance (4.2% market share).
(d) The United Kingdom, including Health and excluding Ireland product lines.

In addition to the principal markets discussed above, AXA offers personal and commercial Property & Casualty insurance products in other countries in Europe (Netherlands, Luxembourg, Switzerland and Turkey), in Canada, in Asia (notably Japan, Singapore, and Hong Kong), in the Middle East, and in Africa (including Morocco). The products in these markets are offered through various distribution channels, including brokers and direct sales force, which are discussed below.

Competition

The nature and level of competition vary among the countries in which AXA operates. Overall, the Property & Casualty insurance industry in each of AXA’s principal markets is highly competitive, and tends to be cyclical with surplus underwriting capacity leading to lower premium rates. The principal competitive factors are as follows:

  Price,
  Quality of service,
  Distribution network,
  Brand recognition,
  Ratings for financial strength and claims-paying ability, and
  Changes in regulations, which may affect premium rates charged or claims settlement costs paid.

In France, Germany and Belgium, markets are fragmented. In the United Kingdom, industry-wide consolidation across the sector has affected both major insurance companies and brokers, resulting in increased concentration among the top players in recent years. In Ireland, new players have entered the Irish market recently.

Products

AXA’s Property & Casualty insurance operations offer a broad range of products including automobile, homeowners / household, property and general liability insurance for both personal and commercial customers, the latter specifically focusing on small to medium-sized companies, and permanent health insurance.

The table below sets forth gross written premiums and gross insurance liabilities by major product for the periods and as at the dates indicated.

PROPERTY & CASUALTY INSURANCE SEGMENT

(in euro millions, except percentages)
	Gross revenues Years ended December 31,				Gross insurance liabilities at December 31, 2005
	2005		2004
Personal lines
Motor (Automobile)	6,213	33%	5,891	33%	11,330
Homeowners/household	2,815	15%	2,626	15%	2 501
Other	2,536	13%	2,359	13%	4,855
Commercial lines
Motor (Automobile)	1,368	7%	1,244	7%	2,255
Property damage	2,096	11%	2,031	11%	2,332
Liability	1,359	7%	1,320	7%	5,523
Other	2,107	11%	2,008	11%	5,802
Other	336	2%	331	2%	1,400
TOTAL	18,831	100%	17,810	100%	35,998
Liabilities arising from policyholders’ participation					19
TOTAL					36,017

Distribution

AXA distributes its Property & Casualty insurance products through a number of channels that vary from country to country, including exclusive agents, independent brokers, salaried sales forces, direct marketing (mail, telephone or internet sales) and specialized networks (corporate partnerships and bank networks). In Europe, the same distribution channels are often used by both AXA’s Life & Savings operations and Property & Casualty operations. The split by distribution channel used by AXA’s Property & Casualty operations, based on gross revenues for the year ended December 31, 2005, is presented below.

Based on gross revenues in 2005	General agents and sale force	Intermediaries / independent advisers & brokers	Direct sales and marketing	Other networks, including corporate partnerships and bank networks
France	70%	25%	4%	1%
Germany	45%	43%	4%	8%
United Kingdom (& Ireland)	–	60%	26%	14%
Belgium	–	88%	6%	6%
Southern Europe	65%	25%	5%	4%

Ceded Reinsurance

AXA’s Property & Casualty insurance operations use various types of reinsurance, primarily to limit their maximum exposure to catastrophic events, environmental pollution risks and certain other types of risks. A growing portion of AXA’s Property & Casualty insurance exposures are ceded internally to AXA Cessions, which organizes external reinsurance programs. Total gross premiums ceded by AXA’s Property & Casualty operations to third party reinsurers in 2005 was €935 million (2004: €952 million).

International Insurance segment

AXA’s International Insurance segment is primarily comprised of AXA RE for the reinsurance activities and AXA Corporate Solutions Assurance for large risks insurance activities.

The businesses of these International Insurance activities are described below.

AXA RE is a reinsurer which mainly underwrites Property including catastrophe covers, Casualty, Motor, Marine, Aviation, Space as well as Credit under the form of treaties and facultatives. It operates mainly from the Paris headquarters but also from Canada, Miami - United States (for South American business) and Singapore.

In addition, (i) AXA Corporate Solutions Assurance operates in the large risk Property & Casualty insurance business for large corporate clients in Europe, as well as in the worldwide Marine and Aviation lines, (ii) AXA Cessions, an intra- group reinsurance company. Most of companies within the AXA Group cede internally some of their exposure to AXA Cessions which analyses, structures and places reinsurance programs for such risk with third-party reinsurers. It also provides advice in risk management and purchases of reinsurance cover to AXA Group subsidiaries, (iii) AXA Assistance provides assistance services including medical aid for travelers, automobile-related road assistance, home assistance and health-related services mainly to insurance companies, credit card companies, tour operators and automobile manufacturers, and (iv) AXA Liabilities Managers (classified below in other international activities), manages the internal Property & Casualty run-off portfolios including those of AXA RE, AXA Belgium, and AXA UK or corresponding to stand-alone run-off companies in the “Other transnational activities” segment (inclusive of the Property & Casualty entities formerly managed by AXA RE in the United States).

The International Insurance segment accounted for €3.8 billion, or 5% of AXA’s consolidated gross revenues for the year ended December 31, 2005 (2004: €3.4 billion or 5%, respectively).

The table below summarizes AXA’s consolidated gross premiums and financial services revenues and gross insurance liabilities for the International Insurance Segment for the periods and at the dates indicated.

(in euro millions, except percentages)
	Gross revenues				Gross insurance
	Years ended December 31,				liabilities at
	2005		2004		December 31, 2005
AXA RE	1,451	38%	1,056	31%	4,627
AXA Corporate Solutions Assurance	1,605	42%	1,506	45%	4,725
AXA Cessions	60	2%	94	3%	240
AXA Assistance	549	14%	467	14%	240
Other international activities	147	4%	240	7%	2,038
TOTAL	3,813	100%	3,363	100%	11,869
Represented by:
Gross written premiums	3,668		3,240		–
Other revenues	145		123		–

Market and competition

On the Reinsurance side, market prices were stable in 2005, Property rates being supported by the increased hurricane activity in 2004 and 2005. AXA RE’s revenue growth in 2005 was driven by higher premiums in selected non proportional Casualty business – benefiting from favorable pricing conditions – as well as in non proportional Property Miscellaneous and proportional Credit business. Nevertheless, 2005 was a turning point for the market: it brought high-severity losses of exceptional frequency, not only in the United States, creating a profound disturbance within the Non Life (Re) insurance industry.

On the Large Risks Insurance market, after several years of rate increases and restructuring of large Corporate Insurance programs, underwriting conditions reflected a general softening of the market affecting rates. However the occurrence of several natural events, especially in the United States, led to a stabilization of the rates towards the end of the year.

Products

AXA RE – Reinsurance Activity. These operations rely mostly on treaties (about 90% in both proportional and non proportional reinsurance) mainly related to catastrophe covers all around the world (essentially wind, flood and earthquake covers). Moreover, AXA RE underwrites the following classes of business on a very selective basis: other property damage, casualty, credit, marine, aviation, life and health insurance.

AXA Corporate Solutions Assurance – Large Risk Insurance Activity. AXA Corporate Solutions Assurance underwrites large insurance risks for large national and international corporations. The products cover property damage, third party liability, marine, aviation and transport, construction risk, financial risk, and directors and officer’s liability. It also offers loss-prevention and risk management services.

AXA Cessions. AXA’s Property & Casualty subsidiaries reinsure a large portion of their business internally through AXA Cessions. AXA Cessions coordinates retrocession with external reinsurers to reduce the loss exposures of each subsidiary and of AXA as a whole.

The table below presents the International Insurance segment’s gross revenues and gross insurance liabilities by major product for the periods and as at the dates indicated.

INTERNATIONAL INSURANCE

(in euro millions, except percentages)
	Gross revenues				Gross insurance
	Years ended December 31,				liabilities at
	2005		2004		December 31, 2005
Property damage	1,273	35%	1,302	40%	3,172
Automobile, Marine, Aviation	1,010	28%	848	26%	3,541
Casualty / Civil Liability	488	13%	581	18%	3,069
Other	897	24%	509	16%	2,089
TOTAL	3,668	100%	3,240	100%	11,870
Derivatives relating to insurance and investment contracts					(1)
TOTAL					11,869

Distribution

AXA RE and AXA Corporate Solutions Assurance distribute their products principally through insurance and reinsurance brokers.
AXA Assistance works mainly as a business to business (“B to B”) company although it may also use direct sales / marketing. In countries where AXA offers Property & Casualty insurance products such as France, Italy or Spain, AXA distribution networks offer assistance services among their insurance portfolio products.

Ceded Reinsurance and Retrocessions

AXA RE and AXA Corporate Solutions Assurance review their exposures to ensure that the risks underwritten are diversified geographically and by line of business in order to avoid concentration risk.

Premiums retroceded by AXA RE to external reinsurers in 2005 are split between (i) €26 million of premiums ceded related to specific and proportional retrocessions (deemed to protect specific lines of business), and (ii) €276 million ceded related to covers (deemed to cover the whole portfolio against major events).

In 2005, AXA Corporate Solutions Assurance ceded €653 million premiums (2004: €588 million) to third-party reinsurers.

Also, in 2005, approximately €717 million, or 78% of total reinsurance ceded to third parties, was placed externally by AXA Cessions on behalf of AXA’s insurance subsidiaries (2004: €631 million or 79%).

Asset Management segment

During 2005, in the asset management market, total long-term stock, bond and hybrid fund net inflows were $1931 billion for 2005, compared with $210 billion for 2004. The 2005 market appreciation amounted to +3% for the S&P 500 U.S. Equity Index and +14% for the MSCI World Equity Index. Specifically, stock and hybrid fund net inflows decreased by 24%2 and 41% respectively, as net inflows for long-term bonds largely offset net inflows in equity funds, partially

(1) Source: ICI S&P 500 Bloomberg MSCI.
(2) Source: ICI.

reflecting the continued demand for life-style funds, asset allocation funds, and target maturity funds. The demographic changes in the United States and other developed economies have increased the pool of savings available for private investment which management believes has created substantial demand for investment products and services.

Asset Management is an important business for AXA, from both a strategic and profitability perspective. The development of Asset Management activities is a key part of AXA’s financial services strategy, which seeks to capitalize on its existing strengths and expand its client base. This strategy is based on the belief that its Asset Management expertise will enable AXA to benefit in the future from the expected growth in savings-related products in the markets where it operates. The Asset Management segment accounted for €3.4 billion of AXA’s consolidated gross revenues for the year-ended December 31, 2005 (2004: €3.1 billion).

AXA’s main Asset Management companies are AllianceBernstein and AXA Investment Managers. The Asset Management companies manage assets on behalf of retail investors, private clients and institutional clients as well as on behalf of companies affiliated with AXA.

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

ASSET MANAGEMENT SEGMENT

(in euro millions)
	2005	2004
Assets under management by AXA at December 31, (a)
Managed on behalf of third parties	568,390	439,718
Assets backing contracts with financial risk borne by policyholders	76,714	66,138
Other invested assets	277,589	234,931
TOTAL	922,692	740,788
Commissions and fees earned for the years ended December 31,
AllianceBernstein	2,587	2,434
AXA Investment Managers	1,195	944
SUB-TOTAL	3,783	3,378
Intercompany eliminations	(343)	(293)
CONTRIBUTION TO AXA’s CONSOLIDATED GROSS REVENUES	3,440	3,084
(a) Based on estimated fair value at the dates indicated. Assets under management presented in this table are based on asset management companies only; AXA Group (including insurance companies) assets under management amounted to respectively €1,064 million and
€871 million as of December 31, 2005 and 2004.

Market and Competition

The Asset Management industry remains highly fragmented, with no single competitor or any small group of competitors dominating the worldwide market. AXA’s Asset Management operations are subject to substantial competition in all aspects of its business due, in part, to the relatively low barriers to entry. Asset Management companies compete on basis of the range of investment products offered, the investment performance of such products and the quality of services provided to clients and prices.

AllianceBernstein (previously named Alliance Capital)
AllianceBernstein, through its parent company AllianceBernstein Holding, is a listed subsidiary of AXA Financial and is a leading global investment management firm in the U.S. AllianceBernstein provides diversified investment management and related services to individual investors, private clients, institutional clients, including AXA Financial and its insurance company subsidiaries (which collectively are AllianceBernstein’s largest client) as well as to unaffiliated persons and entities such as corporate and public employee pension funds, endowment funds, and U.S. and foreign governments.

AllianceBernstein provides diversified Asset Management and related services globally to a broad range of clients including:

  management of assets backing contracts with financial risk borne by policyholders (unit-linked), hedge funds and other investment vehicles for private clients (such as, high net worth individuals, trusts and estates, charitable foundations), management of mutual funds sponsored by AllianceBernstein, its subsidiaries and affiliates for individual investors, management of investments on behalf of institutional investors, and investment research and advisory services for institutional investors.

In 2000, Alliance Capital acquired the business of Sanford C. Bernstein Inc., which complemented Alliance Capital’s growth equity investment orientation, with a highly regarded value equity investment capability, institutional research capabilities and a strong private client business portfolio.

As at December 31, 2005, AllianceBernstein had €491 billion of assets under management, including €431 billion of assets managed on behalf of third party clients (2004: €395 billion and €352 billion, respectively). Excluding exchange rate impact, assets under management in AllianceBernstein increased by +7%, net of a 5% decrease related to a change in scope linked to the sale of the cash management business.

AXA Investment Managers (“AXA IM”)
AXA IM is a key player in international Asset Management business. AXA IM provides its clients with a wide range of global products and expertise via mutual funds and dedicated portfolios. AXA IM’s clients include (i) institutional investors, (ii) individual investors to whom products are distributed through AXA and external distribution networks, and (iii) AXA’s insurance subsidiaries both for Main Fund and Unit-Linked.

In the first quarter of 2005, AXA IM finalized the UK component of the outsourcing of its middle-office activities to State Street Corporation.

In the fourth quarter of 2005, AXA IM finalized the acquisition of Framlington, a UK-based asset management company specialized in retail market segment. This acquisition gave AXA IM critical mass and visibility in the UK market.

As at December 31, 2005, AXA IM had €432 billion of assets under management, including €137 billion of assets managed on behalf of third party clients (2004: €345 billion, €88 billion respectively).

Other Financial Services segment

The operations in the Other Financial Services segment are conducted primarily in Belgium and in France. For the years ended December 31, 2005 and 2004, the Other Financial Services segment accounted for €0.4 billion, or 1% of AXA’s consolidated gross revenues.

The segment operations principally include:

AXA Bank Belgium, a subsidiary of AXA Belgium, offers a comprehensive range of financial services to individuals and to small businesses. It has a network of approximately a thousand of independent bank agents that support the sale of products offered by AXA Belgium and AXA Investment Managers. The historical low level of long term interest rates resulted in a large increase in the production of mortgage loans. AXA Bank Belgium has a market share of 11%1. The low interest rates also generated a high level of prepayments. The growth in deposit accounts is lower compared to 2004 following the decrease of the base rate and the success of structured mutual funds with capital guarantee and Life Insurance products. AXA Banque, based in Paris, delivers banking services and loans to retail customers of AXA France’s insurance businesses and to other customers mainly through Internet. AXA Banque managed approximately 516 000 customers at year-end 2005, corresponding to an increase of 21% compared to 2004. Its main activities include bank accounts services and sale and servicing of savings instruments and loans.

Insurance-related invested assets

The assets underlying AXA’s insurance operations (included within the three segments: the Life & Savings segment, the Property & Casualty segment and the International Insurance segment) are mainly managed by AXA’s Asset Managers – AllianceBernstein and AXA Investment Managers. These assets consist of (i) general account assets on which the insurer generally bears the investment risk and reward, and (ii) assets backing contracts with financial risk borne by policyholders (unit-linked), on which the investment risk and reward is generally transferred to the policyholders.

The discussion below concerns the general account investment assets of AXA’s insurance operations, which are referred to in this annual report as “insurance-related invested assets.”

The general account liabilities of AXA’s Life & Savings operations can be divided into two primary types, participating and non- participating. For participating products, the investment results of the underlying assets determine, to a large extent, the return to the policyholder that is either reflected as an increase in future policy benefits or paid out in cash in the year the bonus is credited to the policyholder. The insurer’s profits on such business are earned from investment management net of policyholders’ participation, mortality and other charges. For non-participating or interest-sensitive products, the insurer’s profits are earned from a positive spread between the investment return, the crediting or reserve interest rate, and mortality.

Although all the general account assets of each insurer support all of that insurer’s liabilities, the insurers have developed asset-liability management techniques with separate investment objectives for specific classes of product liabilities.

At December 31, 2005, based on total invested assets2, the net book value of the insurance-related invested assets supporting the general account Life & Savings operations primarily consisted of fixed maturity investments and equity investments of 72% and 11%, respectively (71% and 10% in 2004). At that date, the insurance-related invested assets supporting the Property & Casualty operations primarily consisted of fixed maturity investments and equity investments of 64% and 20%, respectively (63% and 19% in 2004).

The following table presents AXA’s consolidated insurance-related invested assets (including impact of related derivatives), by insurance segment at December 31, 2005.

(1) Source AXA.
(2) Based on net carrying value and excluding assets backing UK “With-Profit” contracts, assets backing contracts with financial risk borne by policyholders (unit-linked contracts) and investments in affiliated companies (Equity Method).

INSURANCE – RELATED INVESTED ASSETS

(in euro millions, except percentages)
	At December 31, 2005
	Life & Savings		Property & Casualty		International Insurance		Total		% of total
	Net carrying value	Market value	Net carrying value	Market value	Net carrying value	Market value	Net carrying value	Market value	Net carrying value	Market value
Fixed maturities
Available-for-sale	157,144	157,144	25,045	25,045	7,263	7,263	189,451	189,451	40%	39%
At fair value through profit & loss	40,389	40,389	2,669	2,669	356	356	43,413	43,413	9%	9%
Of which allocated to UK With-Profits	18,306	18,306	–	–	–	–	18,306	18,306	4%	4%
Held for trading	142	142	–	–	–	–	142	142	0%	0%
Non quoted fixed maturities (amortized cost)	17	17	–	–	3	3	20	20	0%	0%
Total fixed maturities	197,692	197,692	27,713	27,713	7,621	7,621	233,027	233,027	49%	48%
by issuers
– French government	25,536	25,536	3,070	3,070	598	598	29,204	29,204	6%	6%
– Foreign government	62,026	62,026	12,654	12,654	3,514	3,514	78,195	78,195	16%	16%
– Local administration	1,845	1,845	199	199	171	171	2,215	2,215	0%	0%
– Public and semi public sectors	31,545	31,545	4,442	4,442	816	816	36,803	36,803	8%	8%
– Private sector	68,921	68,921	5,995	5,995	2,082	2,082	76,998	76,998	16%	16%
– Guaranteed by a mortgage	5,647	5,647	168	168	249	249	6,065	6,065	1%	1%
– Other	2,112	2,112	1,163	1,163	192	192	3,467	3,467	1%	1%
Equity securities
Available-for-sale	18,834	18,834	8,172	8,172	674	674	27,680	27,679	6%	6%
At fair value through profit & loss	18,150	18,150	621	621	33	33	18,804	18,804	4%	4%
Of which allocated to UK With-Profits	10,620	10,620	–	–	–	–	10,620	10,620	2%	2%
Held for trading	101	101	–	–	–	–	101	101	0%	0%
Total equity securities	37,085	37,084	8,792	8,792	708	708	46,585	46,584	10%	10%
Non controlled investment funds
Available-for-sale	1,540	1,540	637	637	1,044	1,044	3,221	3,221	1%	1%
At fair value through profit & loss	1,876	1,876	36	36	5	5	1,917	1,917	0%	0%
Of which allocated to UK With-Profits	114	114	–	–	–	–	114	114	0%	0%
Held for trading	185	185	10	10	–	–	195	195	0%	0%
Total Non controlled investment funds	3,601	3,601	683	683	1,049	1,049	5,333	5,333	1%	1%
Total Other assets held by consolidated investment funds designated as at fair value through profit & loss	1,778	1,778	131	131	3	3	1,912	1,912	0%	0%
Total Macro hedge and speculative derivatives	(209)	(209)	–	–	–	–	(209)	(209)	0%	0%
Real Estate
At amortized cost	6,499	9,514	1,301	1,711	31	31	7,832	11,256	2%	2%
At fair value through profit & loss	4,871	4,871	108	108	–	–	4,979	4,979	1%	1%
Of which allocated to UK With-Profits	3,623	3,623					3,623	3,623	1%	1%
Total real estate	11,370	14,385	1,409	1,819	31	31	12,810	16,235	3%	3%
Morgages, policy and other loans									0%	0%
Loans designated as at fair value through profit & loss	125	125	–	–	–	–	125	125	0%	0%
Mortgage loans	7,020	7,317	207	228	3	3	7,230	7,548	2%	2%
Of which allocated to UK With-Profits	30	30	–	–	–	–	30	30	0%	0%
Other loans	10,423	10,498	522	524	32	32	10,977	11,054	2%	2%
Total Morgages, policy and other loans	17,568	17,940	729	753	35	35	18,332	18,728	4%	4%
Cash and cash equivalents	14,690	14,690	3,560	3,560	1,208	1,208	19,458	19,458	4%	4%
INVESTED ASSETS (before those backing contracts with financial risk borne by policyholders)	283,575	286,960	43,018	43,452	10,655	10,655	337,248	341,067	70%	71%
Financial assets backing contracts with financial risk borne by policyholders	141,410	141,410	–	–	–	–	141,410	141,410	30%	29%
INVESTED ASSETS (incl. those backing contracts with financial risk borne by policyholders)	424,985	428,371	43,018	43,452	10,655	10,655	478,658	482,477	100%	100%

AXA’s fixed maturity, equity investments and non controlled investment funds are predominantly publicly traded (85% compared to 86% in 2004). These investments are held by AXA’s principal insurance operations in France (32%), the United Kingdom (including Ireland) (14%), the United States (12%), Germany (11%), Japan (10%), Belgium (8%), and Southern Europe (4%).

In 2005, insurance related fixed maturity included Sovereign bonds and equivalent (63% compared to 61% in 2004), investments in private sector (33% in 2005 compared to 32% in 2004) as well as other issuers (4% compared to 7% in 2004).

Overall, the fixed maturity and equity investments together with real estate, mortgages and loans are concentrated in the markets in which AXA’s principal subsidiaries operate.

Derivatives. AXA uses derivative instruments to minimize adverse fluctuations in equity prices, interest rates, and foreign exchange rates. The basis on which AXA manages these risks, the sensitivities associated with managing these types of risks, and the potential impact on the AXA’s consolidated financial results are set out in further detail in Item 11 “Quantitative and Qualitative Disclosures About Market Risk” and in note 5 “Financial and insurance risk management” to the consolidated financial statements included in Item 18 of this Annual Report.

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

The process of estimating the original gross claims reserve is based on information available at the time the reserve was originally established. However, claims reserves are subject to change due to the number of variables that affect the ultimate cost of claims, such as: (i) developments in claims (frequency, severity and pattern of claims) between the amount estimated and actual experience, (ii) changes arising from the occurrence of large natural catastrophes late in the financial year for which limited information may be available at year end (iii) judicial trends, regulatory changes, and (iv) inflation and foreign currency fluctuations.

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

In accordance with prior years’ presentation, AXA RE’s information is provided separately because:

(i) AXA RE’s business consists of insurance assumed from other insurers,

(ii) AXA RE’s programs are monitored separately within the reinsurance operations, and the type of insurance and the nature of the risks and exposures covered by AXA RE are different compared to the direct insurance coverage provided by AXA’s Property & Casualty insurance operations and AXA Corporate Solutions Assurance,

(iii) A portion of AXA RE’s business is ceded to other reinsurers through retrocession programs which are monitored separately within the reinsurance operations, and

(iv) The claims are accounted for on an underwriting year basis rather than on an accident year basis covering a 12-month period.

The monitoring of the activity on an underwriting year basis is in fact the most usual practice amongst reinsurers, and is the most appropriate to reinsurance treaties which in general cover the risks underwritten by the ceding company during a given year, whereas the claims attached to this underwriting may occur either during this year or during the following one. In AXA RE’s loss reserve development table, the fact that claims may occur subsequently to the first closing of the underwriting year explains that the reserves re-estimated one year later (and in general also several years later) are always higher than the initial net claims reserves. In the financial statements this claims charge related to claims occurring subsequently to the first closing of the underwriting year they are attached to, is covered by the premium items which are mentioned on the line “Premium adjustment”.

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

AXA’s French Property & Casualty operations underwrite construction coverage with a ten-year contract term. In accordance with the French regulations, a specific provision is added to the claims reserves based on methodology established by the French government. This reserve is in addition to each single notified claim. The construction reserves were excluded from the Loss Reserve Development table because such reserves do not provide any indication as to how claims have been reserved (initially) and the outcome upon settlement of such claims in future periods based on the underwriting and associated reserving methodologies adopted by AXA.

The Property & Casualty loss reserves that were excluded from the Loss Reserve Development Table amounted to €4.8 billion and represented 11.8% of total gross Property & Casualty insurance liabilities at December 31, 2005 (2004: 11.8%). For further information, refer to the “Reconciliation of Loss Reserves to Consolidated Financial Statements” table following the Loss Reserve Development tables.

Loss reserve development

The loss reserve development table presents the claims reserve development for calendar years 1995 through 2005, as determined in accordance with IFRS4. The first line captioned “gross reserves for unpaid claims and claims expenses” represents the original gross claims reserve liability reported at the balance sheet date for the year indicated. The third line captioned “paid (cumulative)” represents the cumulative amounts paid as of the end of each year with respect to the original gross claims reserve liability reported. The fourth line captioned “Reserve re-estimated” represents the previously recorded liability as adjusted (re-estimated) based on claims experience as of the end of each year. Estimates are adjusted, as more information on unsettled claims becomes known from time to time to unsettled claims. For example, the gross claims reserve as at December 31, 1996 was originally €5,847 million and increased by €12,781 million to €18,628 million primarily due to the UAP acquisition in 1997. By the end of 2005, aggregate amounts paid were €12,473 million and the original gross claims reserve had been re-estimated to be €16,188 million at December 31, 2005. The “cumulative redundancy (deficiency)” for each year represents the aggregate amount by which the original gross claims reserve liability as of that year-end has changed in subsequent periods.

LOSS RESERVE DEVELOPMENT: PROPERTY & CASUALTY AND INTERNATIONAL INSURANCE (excluding AXA RE)

(in euro millions except percentages)
	At December 31,
	1995	1996	1997 (b)	1998	1999 (c)	2000	2001	2002	2003	2004 (d)	2005
Gross reserves for unpaid claims and claims expenses developed initially at the booking date (d)	5,712	5,847	20,371	20,941	26,656	26,916	28,636	28,465	27,825	29,128	31,168
Gross reserves for unpaid claims and claims expenses developed in 2005 (d)	14,439	18,628	21,610	22,432	24,806	25,876	27,434	28,057	28,332	29,793	31,168
Cumulative payments at:
One year later	1,305	1,388	4,737	4,745	7,727	6,807	6,715	6,371	6,075	6,180
Two years later	1,684	5,759	6,632	6,818	11,184	10,302	9,900	9,554	9,233
Three years later	6,898	7,327	8,087	9,361	13,474	12,378	12,440	11,846
Four years later	8,123	8,351	10,338	10,632	14,798	14,220	14,140
Five years later	8,917	10,619	11,218	11,384	16,239	15,297
Six years later	9,075	11,187	11,512	12,435	16,554
Seven years later	9,615	11,387	12,508	12,889
Eight years later	9,660	12,143	12,970
Nine years later	10,114	12,473
Ten years later	10,303
Reserve re-estimated at:
One year later	5,607	5,537	19,425	19,040	23,041	27,069	27,425	26,856	27,527	29,179
Two years later	5,477	13,881	17,510	19,407	26,294	25,919	25,718	26,219	26,791
Three years later	13,376	13,864	17,971	22,048	25,542	24,864	25,610	25,835
Four years later	13,303	14,214	20,162	21,485	24,409	24,665	25,542
Five years later	13,730	16,742	19,873	20,804	24,304	24,658
Six years later	13,472	16,439	19,052	20,820	24,174
Seven years later	13,273	16,024	19,293	20,671
Eight years later	12,905	16,272	19,267
Nine years later	13,028	16,188
Ten years later	12,488
Cumulative redundancy (deficiency) from the initial gross reserves in excess of re-estimated gross reserves: (a)
Amount	1,951	2,440	2,343	1,762	632	1,218	1,892	2,222	1,542	614	na
Percent	13.5%	13.1%	10.8%	7.9%	2.5%	4.7%	6.9%	7.9%	5.4%	2.1%	na

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
(c) AXA acquired GRE in May 1999. The operations of GRE have been integrated within AXA. At the time of acquisition the gross reserves totalled €5.6 billion.
(d) In 2004, the companies AXA Corporate Solution Insurance U.S., AXA RE P&C Insurance company and AXA RE P&C Reinsurance company were transferred from AXA RE to the Other transnational activities.
The reserves of AXA Corporate Solution Insurance U.S. were presented on an occuring year basis and included in Property & Casualty loss reserve developement table. The reserves of AXA RE P&C Insurance company and AXA RE Reinsurance company were presented on an underwriting year basis and included in AXA RE loss reserve development table.

The majority of the Property & Casualty insurance operations is short tail and, therefore, losses develop and are paid relatively quickly. In 2005, approximately 43% of the claims reserves were paid in the year that the claim event occurred (2004: 41%).

Note 15 “Liabilities arising from insurance and investment contracts” to the consolidated financial statements in Item 18 of this Annual Report includes: (i) a reconciliation of beginning to ending gross outstanding claims reserves including claim expenses for each of the two years ended December 31, 2005 and (ii) the effect on income relating to changes in claims reserves for each of the two years ended December 31, 2005 under the caption loss reserve development (prior years).

In direct insurance, there was no major change in the loss settlement schedule in 2005, and there was no significant change in forecasts during the year. In 2005, insurance reserves included the transfer of the disability business from the Life & Savings to the Property & Casualty segment in the Netherlands, and the change in consolidation method (full consolidation instead of equity-method) for businesses in Turkey, Hong Kong and Singapore.

LOSS RESERVE DEVELOPMENT: AXA RE

 (in euro millions except percentages)
	At December 31,
	1995 (c)	1996	1997	1998	1999	2000	2001 (d)	2002	2003	2004 (e)	2005
Gross reserves for unpaid claims and claims expenses developed initially at the booking date (a)	2,451	2,646	2,880	3,060	3,396	3,455	5,868	4,778	4,200	3,314	4,253
Gross reserves for unpaid claims and claims expenses developed in 2005 (e)	2,451	2,646	2,880	3,060	3,396	3,453	5,868	4,778	3,742	3,314	4,253
Initial retroceded reserves	(262)	(196)	(285)	(416)	(430)	(393)	(1,652)	(1,020)	(853)	(410)	(1,048)
Retroceded reserves in 2005 (e)	(262)	(196)	(285)	(416)	(430)	(393)	(1,652)	(1,020)	(461)	(502)	(1,048)
Initial net claims reserves in excess of (less than) re-estimated net claims reserves:	2,189	2,450	2,595	2,644	2,966	3,060	4,216	3,758	3,281	2,812	3,205
Paid (cumulative) at:
One year later	602	615	583	956	1,165	1,218	1,987	1,441	950	1,127
Two years later	1,008	965	1,094	1,594	1,893	1,860	3,198	2,113	1,543
Three years later	1,221	1,230	1,430	2,000	2,265	2,449	3,603	2,570
Four years later	1,410	1,427	1,685	2,232	2,779	2,549	3,978
Five years later	1,548	1,586	1,815	2,677	2,726	2,770
Six years later	1,677	1,689	2,101	2,566	2,894
Seven years later	1,759	1,953	1,971	2,697
Eight years later	2,000	1,813	2,060
Nine years later	1,856	1,881
Ten years later	1,918
Reserve re-estimated at:
One year later	2,811	2,970	2,945	3,743	3,969	4,199	5,922	5,012	3,438	3,797
Two years later	2,917	2,829	3,159	3,817	4,105	4,061	6,183	4,163	3,642
Three years later	2,774	2,891	3,168	3,772	3,955	4,034	5,314	4,374
Four years later	2,818	2,844	3,045	3,643	4,027	3,817	5,536
Five years later	2,755	2,754	2,941	3,722	3,755	3,944
Six years later	2,678	2,612	2,964	3,444	3,845
Seven years later	2,558	2,692	2,724	3,521
Eight years later	2,653	2,468	2,774
Nine years later	2,452	2,513
Ten years later	2,490
Cumulative redundancy (deficiency) from the initial gross claims reserves in excess of (less than) re-estimated gross claims reserves	(39)	133	106	(461)	(449)	(491)	332	404	100	(483)
Re-estimated retroceded reserves	229	230	336	502	427	423	1,164	771	399	641
Premium adjustment (b)	525	569	634	720	1,024	1,268	1,371	1,269	551	551
Re-estimated net claims reserves:	1,736	1,714	1,804	2,299	2,394	2,253	3,001	2,334	2,692	2,605
Initial net claims reserves in excess of (less than) re-estimated net claims reserves:
Amount (a)	453	736	791	345	572	807	1,215	1,424	589	299	na
Percent of original net reserve (a)	20.7%	30.0%	30.5%	13.0%	19.3%	26.4%	28.8%	37.9%	18.0%	10.7%	na

(a) The loss reserve development table is presented on an underwriting year basis for AXA RE business. Accordingly reserves re-estimated and the excess of re-estimated reserves in excess of the original reserves include reserves for losses occurring up to twelve months subsequent to the original year- end. It is not appropriate to extrapolate future redundancies or future deficiencies based on the loss reserve development presented in the table as conditions and trends that have affected the development of the liability in prior periods may not necessarily occur in the future periods. (b) Represents premium earned subsequent to the accounting year end and premium reinstatements / experience-rated premiums received and accrued from the ceding insurers as assumed losses were incurred.
(c) Includes the claims reserves of Abeille Re acquired in 1995.
(d) In 2001, the claims reserve of AXA RE were adversely affected by the September 11th attacks.
(e) In 2004, the companies AXA Corporate Solution Insurance U.S., AXA RE P&C Insurance company and AXA RE P&C Reinsurance company were transferred from AXA RE to the Other transnational activities.
The reserves of AXA Corporate Solution Insurance U.S. were presented on an occuring year basis and included in Property & Casualty loss reserve developement table.
The reserves of AXA RE P&C Insurance company and AXA RE Reinsurance company were presented on an underwriting year basis and included in AXA RE loss reserve development table.

Reconciliation of Loss Reserves Developed to Consolidated Financial Statements

The following table reconciles the gross insurance liabilities, e.g., the gross claims reserves including claim expenses, in the Loss Development Tables presented above to those presented in the AXA’s consolidated financial statements in accordance with IFRS4 as at the dates indicated (refer to note 15 “Liabilities arising from insurance and investment contracts” to the consolidated financial statements included in Item 18 of this Annual Report).

(in euro millions)
	At December 31,
	2005	2004
Total gross claims reserves developed:
Property & Casualty and International Insurance (excluding AXA RE)	31,168	29,128
AXA RE (a)	4,253	3,314
Total gross claims and other reserves developed	35,421	32,442
Other reserves (b)	4,752	4,350
Total gross claims and other reserves excluding Life & Savings segment	40,173	36,792
(a) Total gross claims and other reserves developed are presented on the loss reserve development basis: The reserves of AXA Corporate Solution Insurance U.S. were included in Property & Casualty and International Insurance loss reserve. The reserves of AXA RE P&C Insurance company and AXA RE Reinsurance company (€409 million) were included in AXA RE loss reserve development table.
(b) Notably future policy benefits annuity claims (€1,528 million compared to €1,212 million in 2004), construction reserves (€1,126 million compared to €1,056 million in 2004) and reserves on acceptations (€938 million compared to €975 million in 2004).

Environmental, Asbestos and Other Exposures

AXA regularly reviews environmental, asbestos and other related exposures to ensure that loss provisions take into account recent developments and information. Further details are provided in note 15 “Liabilities arising from insurance and investment contracts” to the consolidated financial statements included in Item 18 of this Annual Report.

Additional factors which may affect AXA’s business

For information relating to certain additional matters that may affect AXA’s business, see Item 3 “Key Information – Risk factors” and Item 8 “Financial Information – Legal Proceedings” included elsewhere in this Annual Report.

Regulation

AXA’s principal operations are located in Western Europe, North America and the Asia-Pacific region, and to a lesser extent, in Africa and the Middle East. In each of the jurisdictions within these regions, AXA is subject to comprehensive regulation and supervision, particularly with respect to its insurance and investment management operations.

Insurance Operations
While the extent and nature of regulation varies from country to country, most jurisdictions in which AXA’s insurance subsidiaries operate have laws and regulations governing sales practices, standards of solvency, levels of reserves, permitted types and concentrations of investments, business conducts, agent licensing, approval of policy forms and, for certain lines of insurance, approval or filing of rates. In certain jurisdictions, regulations limit sales commissions and certain other marketing expenses that may be incurred by the insurer. In general, insurers are required to file detailed annual financial statements with their supervisory agencies in each of the jurisdictions in which they do business. Such agencies may conduct regular or targeted examinations of the insurers’ operations and accounts and make requests for information from the insurer. Certain jurisdictions also require registration and periodic reporting by holding companies that control a licensed insurer. This holding company legislation typically requires periodic disclosure concerning the corporation that controls the licensed insurer and other affiliated companies, including prior approval of transactions between the insurer and other affiliates such as intercompany transfers of assets and payment of dividends by the controlled insurer. In general, these regulatory schemes are designed to protect the interests of policyholders rather than security holders.

Europe
The regulatory systems governing insurers in France, Germany, the United Kingdom (“UK”), Belgium and other European jurisdictions where AXA does business are comprehensive and generally are designed to protect the interests of policyholders rather than those of security holders. In Europe, AXA operates in most major markets through free-standing subsidiaries which are subject to a regulatory scheme based on the European Union (“EU”) insurance directives on life insurance and insurance other than life insurance. These directives were implemented in France, Germany, the UK and certain other jurisdictions through legislation that became effective in July 1994 and are founded on the “home country control” principle according to which the ongoing regulation of insurance companies, including their non-home country insurance operations (whether direct or through branches), is the responsibility of the home country insurance regulatory authority. The home country insurance regulator monitors compliance with applicable regulations, including regulations governing solvency, actuarial reserves and investment of assets. Selling activities of non-home country insurance operations, however, are generally supervised by the regulator in the country in which the sale of the insurance product takes place. As a result of the implementation of these directives, an insurance company that has been licensed to conduct insurance business in one jurisdiction of the EU may do business directly or through branches in all other jurisdictions of the EU without being subject to licensing set forth by requirements of the laws of the other jurisdictions.

The EU has also adopted various directives concerning solvency margin requirements for insurers and insurance groups. A 1998 EU directive, implemented into French law in 2002, requires insurance groups to calculate a consolidated solvency margin. AXA must establish appropriate internal controls to ensure solvency sufficient to cover all of the Group’s insurance liabilities, inform the French insurance regulatory authorities annually of certain intra-group transactions, and calculate on a consolidated basis the capital needed to meet the respective solvency requirements of the Group’s insurance subsidiaries. Similar solvency requirements must be fulfilled by intermediate holding companies that own Group insurance subsidiaries in different EU jurisdictions. A 2002 EU directive, implemented into French law in 2005, concerns the regulation and supervision of financial conglomerates and provides for the assessment of a financial conglomerate’s capital requirements at the consolidated group level, the supervision of risk concentration and intra-group transactions, and the prevention of double-leveraging of the capital of a holding parent company, i.e. once at the holding parent level and a second time at the subsidiary level (“double gearing”). Although the AXA Group is not currently deemed a financial conglomerate within the meaning of this legislation by the French insurance regulator, there can be no assurance that it will not become (or be deemed) a financial conglomerate in the future. Due to the lack of uniform interpretation of this legislation by local insurance regulators throughout the various EU jurisdictions, the Belgian subsidiary of the AXA Group has been deemed a financial conglomerate by the Belgian insurance regulator. It is possible that other European subsidiaries of the AXA Group may be deemed financial conglomerates by local regulators and therefore be subject to this law. Following the EU’s adoption of a directive aiming at applying the “home country control” principle to European reinsurance companies and unifying the regulatory regimes applicable to reinsurance companies throughout the EU, each Member State has until year end 2007 to implement it.

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

In addition, there have been an number of legislative developments in France and at the EU level which have implications for the AXA and its European subsidiaries. In France, a 2004 ordinance modernized many aspects of French securities laws, most significantly by simplifying the rules applicable to the issuance of new securities by listed companies and expanding the types of securities that can be issued by French companies. The European prospectus directive, implemented into French law in 2005, enables a company incorporated in the EU to issue securities in any EU jurisdiction and the European market abuse directive, also implemented into French law in 2005, regulates a number of matters including share repurchases and public disclosure of beneficial ownership at newly defined thresholds. Finally, the European takeover directive, implemented into French law in 2006, provides a more uniform takeover regime within the EU.
The adoption of a legislation which would introduce class actions in French law is currently under consideration in France. By enabling individual plaintiffs similarly situated to collectively initiate lawsuits, this new legislation, if enacted, would likely result in increased litigation exposure for French companies.

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

Various AXA subsidiaries have been subject to regulatory investigations and sanctions from time to time in the various European jurisdictions in which they operate. For a description of certain of these investigations, see “Item 18 – Financial Statements; Note 31 – Litigation.”

United States
In the United States, regulation of the insurance business remains principally at the state level, with AXA’s insurance operations being subject to regulation and supervision by various states and territories. Within the U.S., the method of regulation varies but generally has its source in statutes that delegate regulatory and supervisory powers to a state insurance commissioner. While the extent of regulation varies by jurisdiction, most jurisdictions have laws and regulations governing approval of policy forms and rates, sales practices and business conducts, the standards of solvency that must be met and maintained (including risk-based capital measurements), the establishment and levels of reserves, the licensing of insurers and their agents, sales practices by agents, the nature of and limitations on permitted investments, restrictions on the size of risks which may be insured under a single policy, deposits of securities for the benefit of policyholders, methods of accounting, periodic examinations of the affairs of insurance companies, and the form and content of reports of financial condition and results of operations to be filed.

Certain of AXA’s U.S. insurance, broker-dealer, investment adviser and investment management subsidiaries, including AXA Equitable Life Insurance Company (“AXA Equitable”), and certain life insurance policies and annuity contracts offered by them are subject to regulation under the Federal securities laws administered by the SEC and under certain state securities laws. The SEC conducts regular examinations of the operations of these companies, and from time to time makes requests for information from them. The SEC, other governmental and regulatory authorities, including state insurance and securities regulators, and the National Association of Securities Dealers (“NASD”) may institute administrative or judicial proceedings which may result in censure, fines, the issuance of cease-and-desist orders, the suspension or expulsion of a broker-dealer or member, its officers or employees or other similar sanctions. Over time, AXA Financial’s broker-dealer subsidiaries and its other subsidiaries have provided and, in certain cases continue to provide, information and documents to the SEC, NASD, state attorneys general and other regulators on a wide range of issues, including supervisory issues, market timing, late trading, valuation, suitability, e-mail retention policies, replacements and exchanges of variable life insurance and annuities, collusive bidding and other inappropriate solicitation activities, “revenue sharing” and directed brokerage arrangements, investment company directed brokerage arrangements, fund portfolio brokerage commissions, mutual fund sales and marketing and “networking arrangements”. For example, AXA Equitable is currently providing information to the New York Attorney General in response to a subpoena and information requests relating to possible market timing activities conducted through AXA Equitable’s variable insurance products. In addition, investigations by state attorneys general and state insurance commissioners into collusive bidding, contingent commissions, and revenue sharing practices as well as practices associated with replacements and exchanges of life insurance and annuities, gave rise to a number of state legislative initiatives in this area. Ongoing or future regulatory investigations could result in fines, other sanctions and/or other costs for AXA’s U.S. subsidiaries and/or other legislative initiatives.

Several U.S. states, including the state of New York, regulate transactions between an insurer and its affiliates under insurance holding company acts. These acts contain certain reporting requirements and restrictions on provision of services and on transactions, such as intercompany service agreements, asset transfers, reinsurance, loans and shareholder dividend payments by insurers. State insurance regulators also have the discretionary authority to limit or prohibit new issuances of business to policyholders within their jurisdiction when, in their judgment, such regulators determine that the issuing insurer is not maintaining adequate statutory surplus or capital. Life insurers in the United States are also subject to risk-based capital (“RBC”) guidelines which provide a method of measuring the adjusted capital (statutory capital and surplus plus asset valuation allowance and other adjustments) that a life insurance company should have for regulatory purposes taking into account the risk characteristics of the company’s investments and products. AXA Equitable and AXA’s other U.S. life insurance subsidiaries expect that the statutory surplus will continue to be in excess of the minimum RBC levels required to avoid regulatory action.

U.S. Federal and state law and regulation require financial institutions to protect the security and confidentiality of customer information and to notify customers about their policies and practices relating to their collection, disclosure and protection of customer information. U.S. Federal and state laws also regulate disclosures of customer information. The U.S. Congress and state legislatures are expected to consider additional laws relating to the use and protection of customer information.

Although the U.S. federal government generally does not directly regulate the insurance business, many U.S. federal tax laws affect the business in a variety of ways. There are a number of existing, newly enacted or recently proposed U.S. federal legislative initiatives, including U.S. federal tax initiatives that may significantly affect AXA’s U.S. life insurance subsidiaries, such as the 2001 legislation providing several years of lower rates for estate, gift and generation skipping taxes (“GST”) and a one year estate and GST repeal (in 2010) before a return to 2001 rates beginning in 2011, or the 2003 reductions in income tax rates on long-term capital gains and qualifying corporate dividends which have recently been extended through 2010. Legislation has been proposed regarding accelerating and making permanent the repeal of the estate tax and GST or, alternatively, substantially lowering the rate of tax and increasing the threshold level at which an estate could be subject to tax. If enacted, this legislation would have an adverse impact on sales and surrenders of life insurance in connection with estate planning. Other provisions of recently enacted and proposed legislation and U.S. Treasury regulations relate to the business use of life insurance, split-dollar arrangements, creation of new tax favored savings accounts and modifications to nonqualified deferred compensation plan and qualified plan rules. These provisions, to the extent enacted, could adversely affect the sale of life insurance to businesses, as well as the attractiveness of qualified plan arrangements, cash value life insurance and annuities. The U.S. Congress may also consider proposals such as Social Security reform or comprehensive overhaul of the Federal tax law, which, if enacted, could adversely impact the attractiveness of cash value life insurance, annuities and tax qualified retirement products. The President’s Advisory Panel on Federal Tax Reform recently announced its tax reform options. If enacted by Congress, these options would make sweeping changes to many longstanding tax rules. These changes would include the creation of new tax-favored savings accounts that would replace many existing qualified plan arrangements and would eliminate certain tax benefits currently available to cash value life insurance and deferred annuity products by annually taxing any withdrawable cash value build-up in such products. Management believes that the enactment of these options into law in their current or similar form would adversely affect sales, funding and persistency of cash value life insurance and deferred annuity products. Management cannot predict what other proposals may be made, what legislation, if any, may be introduced or enacted or what the effect of any such legislation might be.

Various AXA subsidiaries have been subject to regulatory investigations and sanctions from time to time in the various U.S. jurisdictions in which they operate. For a description of certain of these investigations, see Item 18 – Note 31 “Litigation”.

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

Asset Management
AllianceBernstein and AXA Investment Managers are subject to extensive regulation in the various jurisdictions in which they operate. These regulations are generally designed to safeguard client assets and ensure adequacy of disclosure concerning investment returns, risk characteristics of invested assets in various funds, suitability of investments for client investment objectives and risk tolerance, as well as the identity and qualifications of the investment manager. These regulations also generally grant supervisory agencies broad administrative powers, including the power to limit or restrict the conduct of business for failure to comply with such laws and regulations. In such event, the possible sanctions that may be imposed include the suspension of individual employees, limitations on engaging in business for specific periods, the revocation of the registration as an investment adviser, censures and fines.

AllianceBernstein and certain of its subsidiaries as well as certain U.S. subsidiaries of AXA Investment Managers and AXA Financial, Inc. are investment advisers registered under the United States Investment Advisers Act of 1940 (the “Investment Advisers Act”). Each of AllianceBernstein’s U.S. mutual funds is registered with the SEC under the U.S. Investment Company Act of 1940 (the “Investment Company Act”) and the shares of most of these funds are qualified for sale in all states in the United States and the District of Columbia, except for U.S. funds offered only to residents of a particular state. Certain subsidiaries of AllianceBernstein and AXA Financial, Inc. are also registered with the SEC as transfer agents and broker-dealers that are subject to minimum net capital requirements. Transactions between AXA Equitable and AllianceBernstein are subject to applicable provisions of the New York Insurance Law and transactions between AXA Investment Managers and its insurance company clients are subject to various insurance law regulations of the various jurisdictions where these clients are domiciled. These regulations generally require that the terms of transactions between the investment manager and its client be fair and equitable, that charges or fees for services performed be reasonable and that certain other standards be met. Fees must be determined either with reference to fees charged to unaffiliated clients for similar services or, in certain cases, which include ancillary service agreements, based on cost reimbursement.

Other
As a publicly-traded company listed both on Euronext Paris and the New York Stock Exchange, AXA is subject to numerous laws, rules and regulations governing a variety of matters. These include (i) timely and accurate disclosure of information to investors, (ii) presentation of financial information in accordance with both IFRS and U.S. GAAP requirements, (iii) restrictions on presentations of non-GAAP measures in the U.S., auditor independence requirements (including prohibitions on auditors furnishing certain types of non-audit services), (iv) numerous corporate governance requirements (including independence requirements for audit committee members), (v) certification of certain public reports by AXA’s Chief Executive Officer and Chief Financial Officer, and (vi) requirements to evaluate, document, and report on AXA’s internal controls over financial reporting and disclosure controls and procedures. The scope and impact of these requirements on the day-to-day operations of AXA has increased significantly over the past years with the adoption of the Sarbanes Oxley Act in the United States in 2002 and the adoption of similar legislation in other jurisdictions, including the Financial Security Law (la loi de sécurité financière) in France in 2003. While the spirit of these laws is very similar, their technical requirements sometimes vary. Management has devoted substantial resources to ensure compliance with both the letter and spirit of these laws over the last two years and anticipates that considerable resources will continue to be devoted to this area in the future.

Additional information on regulatory matters
A more detailed description of certain matters involving AXA Financial, Inc. and its subsidiaries (including AXA Equitable Life Insurance Company and AllianceBernstein) is included in the Annual Reports on Form 10-K for the year ended December 31, 2005 and subsequent reports on Form 10-Q, respectively, of AXA Financial, Inc. (SEC file no. 1-11166), AXA Equitable Life Insurance Company (SEC file no. 0-25280) and AllianceBernstein (SEC file no. 000-29961) filed with the SEC (collectively, the “Subsidiary SEC Reports”). The Subsidiary SEC Reports are publicly available and copies can be obtained through the SEC’s EDGAR system (www.sec.gov/edgar), at the SEC’s public reference rooms at 450 Fifth St, N.W., Washington, D.C. 20549 or at the SEC’s other public reference rooms in New York and Chicago, or on the websites of these subsidiaries.

Item 5: Operating and Financial Review and Prospects

You should read the following discussion and analysis together with AXA’s audited Consolidated Financial Statements and the related notes included in Item 18 of this Annual Report. The audited Consolidated Financial Statements have been prepared in accordance with IFRS standards and with IFRIC interpretations as adopted by the European Commission as of December 31, 2005, which principles are described in note 1 to the Consolidated Financial Statements. However, the Group does not use the option provided by the “carve out” on hedge accounting and the financial statements were therefore prepared in accordance with IFRS as published by the IASB. IFRS differs in certain respects from U.S. Generally Accepted Accounting Principles (“U.S. GAAP”). A summary of the material differences between IFRS and U.S. GAAP relevant to AXA, and, additional U.S. GAAP disclosures are provided in notes 32 and 33 to the consolidated financial statements.

Certain information discussed below and elsewhere in this Annual Report includes forward-looking statements that involve risks and uncertainties. See “Special Note Regarding Forward-Looking Statements” provided in the beginning of this Annual Report and “Item 3 – Key Information-Risk Factors” for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in this Annual Report.

This discussion and analysis also includes certain terms that are used by AXA in analyzing its business operations and therefore, may not be comparable with terms used by other companies. These terms are defined in the glossary presented at the end of this section.

Overview

The Operating and Financial Review and Prospects item provides certain information on markets for the current year and a discussion and analysis of AXA’s operating performance for the years ended 2005 and 2004 as reported under IFRS as follows:

  The information on the market conditions applicable to the current year with a focus mainly on the financial market and insurance market conditions for the main countries in which AXA operates.
  A summary of the main operating highlights of the year specific to AXA, including a summary of the principal acquisitions and disposals, and capital and financing operations that occurred during the year, as well as any important events subsequent to December 31, 2005.
  An overview of critical accounting policies, setting out the accounting policies that require the use of assumptions and estimates in the preparation of the Consolidated Financial Statements.

The “consolidated operating results” section is based on IFRS financial statements and is composed of two main parts: (i) Group gross consolidated revenues for the year ended December 31, 2005 compared to December 31, 2004, for the Group and by operating segment; and (ii) Group consolidated results for the year ended December 31, 2005 compared to December 31, 2004, for the Group and by operating segment. In addition, specific commentary and analysis are provided for each operating segment, i.e. Life & Savings, Property & Casualty, International Insurance, Asset Management and Other Financial Services, as well as the Holdings Companies non-operating segment. In addition, for each insurance operating segment, investment results are provided for the invested financial assets.

Additional information is provided in the “Liquidity and Capital Resources” section, describing AXA’s operating sources and uses of funds, solvency margin requirements, supplementary information on contractual obligations and specific information relating to off-balance sheet arrangements, and consolidated cash flow for the year ended December 31, 2005 compared to December 31, 2004.

Information is also provided under the reconciliation from IFRS to U.S. GAAP.

Finally a glossary of certain technical terms is provided at the end of this section.

Insurance and Asset Management Markets

Life & Savings

France. In 2005, the increase in gross premiums has been estimated to be 14% explained by a strong increase in gross premiums on unit-linked contracts estimated to be +49% and by an estimated increase of 7% in general account premiums. According to the “Fédération Française des Sociétés d’Assurance” (FFSA), the French Life & Savings market growth amounted to +13% at the end of full year 2004, especially driven by a 35% increase on unit-linked contracts.

United States. In 2005, the U.S. economy proved itself strong and resilient despite the effects of several major hurricanes and much higher oil prices, and was positively impacted by a robust housing market, steady growth in corporate profits and outperformance in the energy sector. The Federal Reserve continued to tighten monetary policy increasing short-term interest rates fourteen times since June 2004 to 4.50% in order to stem inflationary pressures while foreign investor demand for U.S. Treasury bonds contributed to lower long-term bond yields resulting in a flattening yield curve. In the annuity market, industry sales of variable annuities were up 3%, driven by strong equity markets and the continued popularity of guaranteed living benefit riders. Industry fixed annuity sales decreased 10% as a result of the low interest rate environment and competition from competing products such as bank certificates of deposit. In the life insurance market, total life industry sales were up 2% with continued weakness in variable life market, down 10% from 2004. The variable life business generally lags the movement in the equity market. Sales of life insurance products with fixed returns, such as universal life, continued their strong traction in 2005 with industry universal life sales up 13%. Fixed whole life insurance sales decreased 1%, and term insurance sales decreased 2% from 2004.

United Kingdom. New annualized business (new regular premiums plus 10% of single premiums) was 8% higher than 2004 in the year to September 2005. This was primarily driven by increased investor confidence in Wealth Management products, in part due to improved investor confidence fuelled by the increases seen in the UK stock market during 2005. The Pensions market has seen activity boosted by the impending simplification of Pensions Legislation on 6 April 2006 (known as A Day). The Corporate Pensions market continues to see a high level of activity as the closure of Final Salary Pension Schemes continues and employers reconstruct their pension arrangements. Conversely, a cooling of the UK housing market resulted in decreased sales of associated Protection products which, combined with a number of new entrants, has increased competitiveness in this sector. Within the IFA channel (which represents around 72% of new business), depolarisation has seen some IFAs offer a “multi-tie” proposition to their members, although the impact of this on the distribution landscape has so far been limited.

Japan. Some positive economic growth, prospects to an end of deflation, an increase in interest rates and a progressive rise in stock prices have all contributed to stability in the industry. Japan’s life insurance market has shown a premium income growth of 4%, reaching 27 trillion yen in the Japanese fiscal year 2004 and continued growth from the previous year. This growth was mainly owed to expanding individual annuity sales, which is estimated to reach over 7 trillion yen of inflow from the effect of bank insurance business. Stability in the financial markets has improved the financial strength of most insurers as evidenced by improvements in solvency and credit standings, as markets continued steady growth in spite of the difficult investment environment. In addition, reduction of the negative spread and the improvement of surrender and lapse experience contributed to the stability of many insurance companies. However, even with such improvements, Japan’s life insurance industry faced a decline of in-force individual life policies from FY2001 due to a continuous weak new business environment for traditional products, as a growing number of policyholders have reduced death benefits to enrich hospitalization coverage against a falling birth rate and an aging population. Foreign life insurers expanded their market share reaching 27%, up from 21% in the previous year in terms of premium income. On the other hand, nine major traditional life insurers decreased their market share from 72% to 66%.

Australia / New Zealand. The savings related investment sector continued to be a growth area in Australia in 2005. Strong local investment returns have resulted in high net inflows in the mutual fund and advice market. The pension market experienced funds growth of 20.8%1 over the year, driven by the strong investment market and the mandatory pension scheme in Australia. Continued government support for self-funded retirement has driven two major changes in pension funds during 2005 – the abolition of the surcharge (a tax on contributions) from June 30, 2005 and the allowance of spouse co-contributions from January 1, 2006. The risk insurance market continued to record strong growth, climbing a further 11.9%2 over the year.

Hong Kong. The economy continued to grow in 2005 assisted in part by the Closer Economic Partnership Agreement (CEPA) with more than 12.5 million mainland Chinese visiting Hong Kong in 2005, up 2.4% on 2004. The Hang Seng Index grew 4.5% during 2005. The life insurance market has showed growth, for the nine months to September 2005,

(1) Source – Plan For Life (Superannuation & Rollovers) September 2005.
(2) Source – Plan For Life (Life Insurance media release) September 2005.

with the individual life market new business sales increasing by 5.3%1. Increasing affluence and investor sophistication is now starting to drive growth in more sophisticated financial planning models. Now at the end of its fifth year, the Mandatory Provident Fund (MPF) is increasingly important to Hong Kong residents, and there is growing awareness that MPF alone will not provide sufficient assets to fund post-retirement lifestyles. This along with the significant level of bank savings, has increased the awareness of a need for wealth management and financial advice products.

Germany. The introduction of the German Retirement Earnings Law (“Alterseinkünftegesetz”) on January 1, 2005 significantly reduced tax advantages for Life Insurance, especially for products with a one-time pay-out option. This led to a surge in demand for these old products in the fourth quarter of 2004 and declining premium volumes in 2005. Compared to prior years the development of the current premiums for pure life new business was especially weak in the fourth quarter (-67.8%). On a yearly basis, the decreases were most significant for many high-volume products (non-unit-linked endowments -58.2% to €1.1 billion, non-unit-linked annuity products -57.4% to €1.9 billion, unit- linked endowments -57.4% to €0.5 billion, and unit-linked annuity products -39.9% to €0.7 billion). Among business for single premiums, which grew by 19.7% to €8.9 billion, non-unit-linked annuity products are still dominating (+2.2% to €3.6 billion), followed by non-credit-linked collective insurance (+17.0% to €2.4 billion), and bank-like savings products (“Kapitalisierungsgeschäfte”) (+118.7% to €1.4 billion). New business for “Pensionskasse” (current premiums) decreased by 52.0% to €0.5 billion after losing tax advantages compared to individual pension plans (“Direktversicherung”) that are more portable. Also in the future, an ongoing need to replace defined benefit systems is expected to push group life pension products in general. Pensions funds (Type “Pensionsfonds”), are still unimportant, with cumulated gross written premiums of just €0.1 billion which continued to decrease.

As expected the core products of the Retirement Earnings Law (“Alterseinkünftegesetz”), the “Rürup” pensions, did not generate much demand as they are inflexible (current premiums just amounted to €0.2 billion, regular premiums below €0.1 billion). In contrast, the also highly regulated “Riester”-products profited from simplification and increased flexibility. The year 2005 proved to be the second strongest year since their introduction in 2002 (1.3 million contracts sold). This was also spurred - mainly in the fourth quarter - by the announced introduction of uni-sex tariffs; the influence of which on absolute premium volumes will mainly come into effect in 2006.

The development of private health insurance is marked by two influences: on one hand, ongoing difficulties in the public health insurance system continue to push private health insurance. On the other hand, the increases of the income threshold in 2003, fixed by the health reform, complicated the switch from public to private. This lowered the market potential for full coverage and resulted in a strong decline of net new inflow for this type in 2005. Supplementary insurance, however, increasingly meets demand. But the increase in gross written premiums by 3.7% mainly reflects rising premiums per contract, that are outpaced by payments, which incremented by 4.3%.

Belgium. The Life & Savings market has accelerated its growth in 2005 (estimated at +18.5% compared to +13.4% in 2004). The upturn of the unit-linked market has been confirmed and even accelerated (+47%) while the non unit- linked market has grown substantially (+11.3%). Bank savings accounts have increased by an estimated +8.6%.

Southern Europe. In 2005, the Spanish market grew by 11.1% in the first 9 months of the year. This increase surpassed the 5.2% in 2004, despite the adverse market environment, namely, a decreasing saving capacity. The

(1) Source - OCI (September 2005).

growth, focused on the retail market (+11%), came mainly from traditional life products (+23%) and life savings not linked with retirements (+15%). In Italy, the market grew by 17% driven by the bank insurance and post office distribution channel (+18% from indexed linked products) and the agent network (+17% from traditional corporate contracts), which altogether cover a 91% of the total market. In Portugal, the market increased by 59% driven by capitalisation products, which grew by 69%1. Fiscal benefits for PPR´s (Individual pension’s plans) have ceased in 2005, but the bank insurance channel is still pushing sales for this product (+45%).

Property & Casualty

France. After five consecutive years of accelerated growth from 1999 (2%) until 2003 (8%), the market’s premium growth reduced slightly to 4% in 2004 and an estimated 2% in 2005. Household is expected to grow by +5% (+6% in 2004) whereas the Motor market should stay flat (+2% in 2004), as will Commercial Property (+4% in 2004).

United Kingdom. In the UK, a general market softening has caused difficult underwriting conditions throughout the market. This has made rating increases and the retention of business difficult. Within Personal Lines, Household and Healthcare have shown significant growth largely due to new business deals. Commercial Lines experienced limited growth due to the competitiveness in acquiring new business contracts. Renewals for Liability have been under severe pressure, particularly large cases, resulting in renewals at level terms or sub inflation increases. In Ireland, competitiveness in Motor has significantly increased and led to a fall in average premium.

Germany. In 2005, total business2 decreased by 0.5% (to €55.1 billion). In motor lines, an intensive price competition started, initiated by the big players to keep or regain market share. Therefore, in these lines, gross written premiums decreased by 2.8% to €21.9 billion. Despite partially high claims ratio increases in industrial property lines (but still keeping combined ratios clearly below 100%) the gross written premiums decreased by 5.4% while the number of contracts was stable. Regarding private non-motor lines, volume according to number of contracts remained flat (e.g. in private property lines) or even slightly declined (e.g. in accident: -0.5%) as penetration is already high. However, the gross written premiums for these lines increased in a range from 0.5% (accident) to 3.0% (combined household insurance).

Southern Europe. In 2005, the Spanish market grew by 7.0% in the first 9 months of the year. 2005 was impacted by the increasing motor market aggressiveness already started in 2002. Thus, motor market grew by 3.8%. However, multi-risk and health maintained in 2005 their strong growth (10.7% and 9.6%, respectively) already shown in 2004. In Italy, the market grew by 1.9%, strongly impacted by the low increase in the motor market (+0.6%, where the increase in fleet is almost offset by the decreasing average premium), which still holds a large portion (62%) of the total volume of the P&C market. In Portugal, the market increased by 2.4% driven mainly by the growth in the motor market3, whereas workers’ compensation (+0.8%) and property (+2.0%) showed lower increases.

Belgium. According to management estimates, we believe the Belgian Property & Casualty market grew by 4% in 2005. The motor market which represents 34% of total Property & Casualty grew by +2.3% while household premiums rose by +3.9%. The Workers’ compensation market has shown an acceleration of its growth in 2005 to 3.2% (vs 0.7% in 2004).

(1) Source APS, provisional figures.
(2) Source: association of German insurers (GDV): estimation.
(3) Source APS, provisional figures.

International Insurance

On the Reinsurance side, market prices were stable in 2005, despite rates being sustained by the four strong hurricanes which landed in the United States in 2004 after two years of very low claims experience in 2002 and 2003. Nevertheless, 2005 was a turning point for the market: it brought high-severity losses of exceptional frequency, not only in the United States, creating a profound disturbance within the non life (re)insurance industry.

In the Large Risks Insurance market, following several years of rate increases and restructuring of large Corporate Insurance programs, underwriting conditions reflected a general softening of the market affecting rates. However the occurrence of several natural events, especially in the United States, led to a stabilization of the rates towards the end of the year.

Asset Management

In 2005, total long-term stock, bond and hybrid fund net inflows were $193 billion for 2005, compared with $210 billion for 2004, in addition to moderate market appreciation of +3% for the S&P 500 U.S. Equity Index and +14% for the MSCI World Equity Index. Specifically, stock and hybrid fund net inflows decreased by 24% and 41%, respectively as net inflows for long-term bonds largely offset net inflows in equity funds, partially reflecting the continuing demand for life-style funds, asset allocation funds, and target maturity funds. The demographic changes in the United States and other developed economies have increased the pool of savings available for private investment and created substantial demand for investment products and services.

Market conditions in 2005

Financial markets

In 2005, the world’s major equity indices showed a rise on the year and fixed income investments posted positive returns.

The global expansion slowed down after an exceptional year in 2004. Growth was driven by both the United States and the economies of the emerging world–notably China, where GDP increased by just above 9% in 2005. The United States slowed down slightly in 2005, to around 3.5%, while both the euro area and Japan showed progressive improvement over the prior year.

Against this backdrop, after nearly three years of historically low key interest rates, the central banks began a round of rate tightening, led by the U.S. Federal Reserve. Other central banks, including the ECB, joined the move in order to counter the inflation risk.

Stock Markets

With the exception of the United States, which did not match performance achieved in 2003 and 2004 (S&P500 was up +4.9% in 2005), all other stock markets soared in 2005–led by Japan, with the Nikkei up 40%. The Euro area gained 26% on the year, slightly outperforming the United Kingdom (FTSE +21%). In Europe, the Stoxx 50 rose by 21.2% and the CAC 40 by 23.1%.

Bond markets

Overall, all government bonds turned in positive performances in 2005, but Europe clearly outperformed its peers (+8.6%, +7.5% and +2% for the United Kingdom, the Euro area and the United States, respectively). 10-year interest rates on government bonds decreased from 4.53% to 4.08% in the United Kingdom, and from 3.67% to 3.30% in Europe, while the United States showed a slight increase from 4.23% to 4.36%.

As for the corporate bonds market, credit spreads were relatively stable over the year. Globally, sustained growth, low volatility, good credit quality and positive technical factors all supported good return on corporate bonds (+5% on average for the year).

Exchange rates

In 2005, as short-term rate differentials widened, the Euro lost close to 15% against the dollar (from 1.36$ at the end of 2004 to 1.18$ at the end of 2005). The same was true for the yen but to a lesser proportion (from 139.7 yen at the end of 2004 to 138.9 yen at the end of 2005).

The year end and average exchange rates used in the preparation of AXA’s Consolidated Financial Statements in Euro are provided in Item 3 – Key Information – Exchange Rate Information. AXA provides on a regular basis certain period- to-period comparisons calculated on a constant exchange rate basis to eliminate the effects of changes in exchange rates between the Euro and other currencies. In this context, AXA recalculated the financial information as follows: the data for the current year period were restated using the prevailing foreign currency exchange rate for the same period in the prior year.

For information purposes and in respect of AXA’s principal non-Euro-based life insurance operations, the analysis below provides an indication of the impact of foreign currency fluctuations on premium growth.

	U.S.	UK	Japan
Premium growth in original currency (2005 vs 2004)	8.3%	(0.6%)	(11.1%)
Foreign exchange impact	(0.1%)	(0.8%)	(2.5%)
Premium growth as reported in Euros	8.2%	(1.5%)	(13.6%)

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

Some additional information about the impact of foreign currency fluctuation on shareholders’ equity is provided in note 14 to the Consolidated Financial Statements, in Item 18 of this Annual Report.

December 31, 2005 operating highlights

Main events

Executive summary

AXA’s key businesses continued to record strong operating performances while maintaining their growth potential.

  Life & Savings performed well across the Group, with consolidated gross revenues increased by 6.5%, and net income up 32% to €2,404 million due to improved results from almost all countries.
  Property & Casualty revenues were up 5.7% to €18.9 billion, and the combined ratio improved by 0.8 point to 97.7%. Net income reached €1,737 million, up 21% as compared to 2004, resulting from improved results in almost all countries.
  International Insurance results were down €–60 million in spite of a +12% increase in revenues, as current year major losses for AXA RE increased by €316 million (net of reinsurance and gross of tax), to €572 million.
  Asset Management revenues were up 12% to €3.8 billion, benefiting from good performances at both AllianceBernstein and AXA Investment Managers, with net income up 35% to €411 million.

Significant acquisitions and disposals

Acquisitions

On October 31, 2005, AXA Investment Managers (AXA IM) completed the purchase of the Framlington Group Limited. Framlington is an investment management company with an emphasis on specialist, high-performance and high-value- added equity investments and has a significant market position within the UK retail market segment. The purchase price was €303 million, with a related goodwill of €142 million and an intangible asset of €132 million (net of tax).

On October 18, 2005, AXA acquired from the group Caixa Geral de Depósitos the insurance company Seguro Directo which operates in the direct insurance market in Portugal (by telephone and Internet). The purchase price was €42 million, and the related goodwill was €31 million.

Disposals

On December 2, 2005, AXA Financial sold Advest to Merrill Lynch. Advest was a wholly owned subsidiary of AXA Financial Inc., and part of its Financial Advisory/Insurance segment. In accordance with the terms of the agreement, Merrill Lynch purchased all of the issued and outstanding capital stock of Advest for approximately $400 million in cash. This transaction reduced AXA Financial’s goodwill by an estimated €152 million. Total net income impact of the transaction is a loss of €71 million, after tax.

Capital and financing operations

Capital operations

On December 16, 2005, both AXA and FINAXA’s shareholders approved the merger of FINAXA into AXA at their extraordinary shareholders’ meetings. From AXA SA's accounting and fiscal standpoint (statutory accounts), the merger is retroactive to January 1, 2005. The merger resulted in the creation of 299 million AXA shares as of December 16, 2005, while 337.5 million AXA shares owned by FINAXA and its subsidiaries were cancelled, effective January 9, 2006 (the end of the opposition period granted to creditors).

As a result of this transaction, the Mutuelles AXA hold 14.3% of AXA’s outstanding shares, representing 23.19% of AXA’s voting rights.

For AXA and its shareholders, this merger simplified the shareholder structure, improved the standing of the stock and increased the proportion of publicly traded shares. In addition, AXA obtained ownership of the “AXA” brand which was the property of FINAXA. For FINAXA shareholders, this transaction improved the liquidity of their securities and eliminated the liquidity discount which affected the value of their securities.

In November and December 2005, AXA acquired a total of 12.399.075 bonds issued by FINAXA on June 10, 1998 and exchangeable into AXA shares with a maturity date of January 1, 2007, i.e. 99.62% of the outstanding exchangeable bonds. For AXA shareholders, this buy back allowed the Group to neutralize the potential dilution that might have resulted from the issuance of new AXA shares. The total consideration paid was €1,464 million.

As a result of the merger and the cancellation of the repurchased FINAXA bonds, AXA’s consolidated shareholders equity was reduced by €940 million. This decrease was mainly due to:

(i) the impact of the FINAXA exchangeable bonds for €–1,470 million financing AXA shares in prior years offset by,
(ii) the valuation of the trademark at €307 million, and
(iii) the cancellation of the dividend paid by AXA to FINAXA for €205 million.

On December 9, 2005, AXA announced the closing of its €200 million securitization of its French motor insurance portfolio. This transaction, launched on November 3, 2005, is believed to be the first ever securitization of a low claim severity, high claim frequency insurance portfolio. Through securitization, AXA has transferred to the financial markets the deviation of the cost of claims on the securitized insurance portfolio above a certain threshold for four consecutive and independent annual periods. The transaction was oversubscribed and had an average margin per tranche of 28bp over Euribor 3 month rates, in line with similarly rated synthetic bank securitizations.

For several years, the AXA Group has been offering to its employees in and outside of France the opportunity to subscribe for shares issued by way of a capital increase reserved for employees. In 2005, Group employees invested a total of €304.3 million leading to a total issuance of 16.3 million newly issued shares. The total number of shares issued amounted to 1,872 million at December 31, 2005. Employee shareholders represented approximately 4.76% of the outstanding share capital (versus 5.11% as at December 31, 2004) or 5.6% after taking into account the cancellation of AXA’s shares following the merger of AXA and FINAXA.

Financing operations

On January 25, 2005, AXA issued, under its €8 billion Euro Medium Term Notes program, €250 million of undated deeply subordinated notes (“Titres Super Subordonnés”), allowing the Group to improve financial resources quality and to strengthen its financial structure.

In order to further protect the Group balance sheet, by matching net assets denominated in foreign currencies with liabilities denominated in the same currencies, an additional U.S. dollar 2.7 billion, Yen 50 billion and CAN$ 0,3 billion hedges have been implemented in 2005 through cross currency swaps and foreign exchange options.

Hedging

Information about the hedging policy relating mainly to interest rates and foreign currency fluctuations is provided in Item 11 and in notes 5 and 20 of the Consolidated Financial Statements included in Item 18 of this Annual Report.

Other highlights

In August 2005, AXA Asia Pacific Holdings Limited (AXA APH) announced that it has signed a binding agreement with Bharti Enterprises Private Limited (Bharti) to establish a life insurance joint venture company and to apply for a life insurance licence in India.

Under the agreement AXA APH has a 26% equity interest in the joint venture, the maximum permitted under the current Indian regulations, with Bharti holding the remaining shares.

The parties intend for the joint venture to invest AUD 70-130 million (€43-80 million) over the first three to four years of operations, reflecting both partners’ commitment to quickly establish a strong foothold in the Indian market.

On November 21, 2005 AXA APH, AFFIN Holdings Berhad (AHB), and Tahan Insurance Malaysia Berhad (Tahan) signed a legally binding agreement whereby a joint venture company, 49.999% owned by AXA APH and 50.001% by AHB, will purchase the life insurance business of Tahan. The total purchase price was RM121 million (€28 million) with AXA’s share being RM60.5 million (€14 million).

In 2005, AXA implemented a share repurchase program to reduce the level of dilution arising from share-based compensation and its employees shareplan program and, as a consequence, purchased approximately 20 million AXA shares for a total amount of €0.5 billion. For additional information about repurchases, please see Item 16.E. of this Annual Report.

Please refer to “Liquidity and Capital Resources” included elsewhere within this section of the Annual Report for further information.

Events subsequent to December 31, 2005

Aquisition of Winterthur Canada

AXA Canada announced on November 29, 2005, that it had entered into an agreement to buy Winterthur Canada Financial Corporation, whose main asset is The Citadel General Assurance Company ("Citadel"). The acquisition is financed internally by the AXA Group. The transaction closed in March 2006.

Agreement with National Australia Bank

On February 21, 2006, AXA Asia Pacific Holdings reached an agreement with National Australia Bank to purchase 100% of MLC Hong Kong and MLC Indonesia for €357 million.

On May 8, 2006, AXA Asia Pacific Holdings announced it has completed its acquisition of MLC Hong Kong and MLC Indonesia. Each of the two purchases was subject to regulatory approval. Approvals were obtained for both purchases and completion occurred on terms consistent with AXA APH’s February 21, 2006 announcement of the proposed purchase.

Squeeze-out of AXA Konzern minority shareholders

As announced on December 21, 2005, AXA made a voluntary public offer between January 9, 2006 and February 27, 2006 to purchase the minority shares of its German subsidiary AXA Konzern AG (“AXA Konzern”) from minority shareholders at a price of €129.30 per ordinary and preference share. The offer was a success, with AXA reaching a direct and indirect holding of 96.8% of the share capital of AXA Konzern as of the end of the offer period, thereby exceeding the 95% threshold that is a condition to launching a minority squeeze-out. On May 15, 2006, AXA announced the squeeze-out of the minority shareholders of its German subsidiary AXA Konzern AG, whereby it will acquire the 3.2% of AXA Konzern shares it does not already own at a price of €134.54 per ordinary share and preference share. The resolution of the squeeze-out will be submitted for a vote at the annual general meeting of AXA Konzern scheduled on July 20, 2006.

Under the terms of the voluntary public offer, shareholders who tendered their shares to AXA at €129.30 per share during the offer period will also benefit from the higher squeeze-out price of €134.54 per share.

AXA will also proceed with a squeeze-out of the 0.44% minority shareholding in Kölnische Verwaltungs- Aktiengesellschaft für Versicherungswerte AG (“KVAG”) at a price of €2,042.01 per ordinary share. The principal asset of KVAG is a 25.6% stake in AXA Konzern’s share capital. The resolution of the squeeze-out will be submitted for a vote at the annual general meeting of KVAG, scheduled on July 21, 2006. The total investment of the squeeze-out of AXA Konzern’s and KVAG’s minority shareholders is €144 million.

In order to further streamline the organization in Germany, AXA Konzern is launching in parallel the squeeze-out of the minority shareholders of its listed life insurance subsidiaries.

Upon the completion of these transactions, AXA will own directly or indirectly 100% of all its German subsidiaries.

Signing of a definitive Agreement to cede AXA RE’s business to Stone Point Capital

AXA initiated in 2006 a strategic review regarding the future of its reinsurance activity, currently underwritten by AXA RE and reported in the “International Insurance” segment. Following the receipt of a binding offer on April 6, 2006 and consultation with the relevant workers’ councils, AXA announced on June 6, 2006 the signing of a definitive agreement to cede the business of AXA RE to Paris Re Holdings Limited.
Paris Re Holdings is a newly-created company with a capitalization of approximately $1.5 billion sponsored by a consortium of international investors led by Trident III, L.P., a fund managed by Stone Point Capital LLC, with other lead investors including Hellman & Friedman, Vestar Capital Partners, Crestview Capital Partners, ABN Amro and New Mountain Capital.

Under the terms of the agreement, the business of AXA RE is expected to be ceded in 2007 to Paris Re Holdings, with the risks and corresponding net income related to AXA RE’s 2006 claims experience accruing to Paris Re Holdings. AXA will continue to manage underwriting and claims for 2006 and prior years. AXA will guarantee the reserves pertaining to losses incurred on or before December 31, 2005. The corresponding accounting results will be reported in the Other International Insurance segment starting June 30, 2006.

Completion of the transaction is subject to the satisfaction of various closing conditions including obtaining required regulatory approvals.

Agreement to acquire Winterthur

AXA announced on June 14, 2006 that it has entered into a definitive agreement with Credit Suisse Group under which AXA will acquire 100% of Winterthur for CHF12.3 billion (€7.9 billion) to be paid in cash.

In addition, AXA will refinance CHF1.6 billion (€1.0 billion) of Winterthur’s outstanding debt, of which CHF1.1 billion (€0.7 billion) of internal loans to be redeemed to Credit Suisse Group at closing.

AXA intends to finance this transaction with a balanced combination of equity and debt: €4.1 billion through a capital increase and the remaining €4.8 billion with a mix of perpetual deeply subordinated debt, subordinated debt and senior debt.

The capital increase is being conducted through a pending issuance of preferential subscription rights for a minimum of 208,228,253 new ordinary shares at the price of €19.80 per share. The offer or sale of the rights and new shares is not being extended into the United States, and the rights and new shares have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered, exercised or sold in the United States absent registration or an applicable exemption from registration requirements. This description of the capital increase does not constitute an offer to sell, or the solicitation of offers to buy or subscribe for, any securities in the United States.

The transaction is subject to obtaining required regulatory approvals, including from the EC Commission (anti-trust authorities), and to the satisfaction of other customary closing conditions. Closing is expected around year-end 2006.

Foreign exchange hedge

In 2006, in order to further protect the Group net assets denominated in U.S. dollars, AXA implemented a U.S. dollar 1.5 billion foreign exchange hedge.

Share purchase program

In January 2006, AXA pursued its share repurchase program to reduce the level of dilution arising from 2005 share-based compensation and employee shareplan program and purchased 9.4 million shares for a total amount of €0.25 billion.

2005 Dividend

At the general meeting of shareholders of AXA held on May 4, 2006, the shareholders approved a dividend in respect of 2005 of €0.88 per ordinary share, or €1,647 million in the aggregate, based on the number of shares outstanding at December 31, 2005. The approved dividend was paid on May 12, 2006.

Critical accounting policies

The accounting principles used in the preparation of the consolidated financial statements in accordance with IFRS are set out in Note 1 in the notes to the consolidated financial statements in Item 18 of this Annual Report. The notes to the consolidated financial statements also contain a summary of (i) material differences in accounting policies between IFRS and U.S. GAAP in Note 32 and, (ii) recently issued accounting pronouncements, including those not yet adopted.

Certain of AXA’s accounting policies under IFRS and U.S. GAAP require the use of estimates and assumptions that may involve a degree of judgment that affects amounts reported in AXA’s consolidated financial statements. Management applies judgment for complex transactions that may require estimates about matters that are inherently uncertain. These estimates may be based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Consequently, actual experience or current estimates could differ significantly from the previous estimates due to changes in assumptions and financial market or, economic or other conditions. Such differences would be reflected in the financial statements (when appropriate) and could impact AXA’s financial results and conditions. These estimates and related judgments are common in the insurance and financial services industries.

The accounting policies that are deemed critical to AXA’s operational results of operations and financial position, in terms of materiality and the degree of judgment and estimation involved, are summarized below. The statements below contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act. See “Special Note Regarding Forward-looking Statements” included in the beginning of this Annual Report.

Under IFRS, the scope of consolidation includes AXA SA and its subsidiaries, associates and investments in joint ventures (see Note 1 to the consolidated financial statements included in item 18 in this Annual Report). The existence and effect of potential voting rights that are currently exercisable or convertible are also considered when assessing whether AXA controls another entity.

Entities that are controlled in substance even without any ownership interest are also consolidated. In this regard, the determination of the scope of consolidation implies some elements of judgment.

Under IFRS, the consolidation is based on the level of control, and the consolidation methods are:

  the full consolidation method if AXA exercises an exclusive control;
  the proportionate method if AXA exercises a joint control;
  the equity method if AXA exercises a significant long-term influence.

Under the U.S. GAAP “voting interest model”, consolidation is based on whether AXA has a majority interest based on voting rights (direct or indirectly held) of more than 50%. In addition and in respect of variable interest entities, even though AXA may not hold more than 50% of the voting rights of the entity, AXA may be deemed to be the primary beneficiary and, therefore, may be required to consolidate such investment vehicles under the U.S. GAAP “variable interest model”. The accounting rules for the determination of the primary beneficiary are complex and require evaluation of the contractual rights and obligations associated with each party involved in the entity, an estimate of the entity’s expected losses and expected residual returns and the allocation of such estimates to each party.

Goodwill represents the excess of the cost of acquisition over the net fair value of the assets, liabilities and contingent liabilities acquired and is recorded as an asset on the balance sheet. It is considered to have indefinite useful life and is therefore not amortized. AXA reviews goodwill when there is an indication that an impairment may have taken place, or at a minimum on an annual basis. A multi-criterion analysis is used in order to determine if there are significant adverse changes (parameters include value of assets, future operating profits, market share). The possibility of an impairment can be derived from any events or changes in circumstances that indicate that the carrying amount of goodwill may not be recoverable. Therefore, there is an element of judgment involved in (i) evaluating when the indication of an impairment is significant enough to require a full test to be undertaken, and (ii) determining the fair value to be used to assess recoverability of the carrying value. The valuation techniques include market quotations and expected discounted cash flows taking into account the current shareholder net assets value plus future profitability on business in-force and profitability value on future new business. As of December 31, 2005, the goodwill asset impairment test did not indicate a need for impairment. However, future tests may be based upon different assumptions and market/economic conditions, which may or may not result in impairment of this asset in future periods. In addition, changes in market, economic or other conditions may affect the value of goodwill. Should an impairment occur, any loss could materially reduce the value of the goodwill asset with a corresponding charge recorded against income. An impairment of goodwill is not reversible.

AXA’s principal investments for its insurance related assets are primarily in fixed maturity and equity securities. Under IFRS and U.S. GAAP, these securities are carried at fair value or amortized cost unless there is a need for impairment.

Under IFRS, the investments are classified in the following categories depending on the intention and ability to hold the invested assets:

  assets held to maturity, accounted for at amortized cost;
  loans & receivables accounted for at amortized cost;
  trading assets and assets designated (option) at fair value with change in fair value through profit or loss, the latter referred to as the “fair value option”;
  available for sale assets accounted for at fair value with changes in fair value in shareholders’ equity.

Currently, the “fair value option” under U.S. GAAP does not exist. Therefore, the assets designated under the fair value option under IFRS are classified into other categories.

In some cases, the basis for measuring fair value may require the utilization of investment valuation methodologies, such as discounted cash flows analysis or models based on observable market data, if quoted market prices are not readily available. Approximately 20% of AXA’s total investments in debt and equity securities represented unquoted securities at December 31, 2005.

Under IFRS and U.S. GAAP, AXA assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. The assessment is based on a security-by-security evaluation and will depend on, but is not be limited to, (i) the length of time or the extent to which an unrealized loss position exists, (ii) whether the issuer has been experiencing significant financial difficulties, and (iii) factors specific to an industry sector or sub-sector. The level of impairment losses can be expected to increase when economic conditions worsen and decrease when economic conditions improve.

For equity securities classified as available for sale, a significant or prolonged decline in the fair value of the security below its cost is considered in determining whether the securities are impaired. That is the case for equity securities with unrealized losses for a continuous period of 6 months or more prior to the closing date or higher than 20% of the carrying value at the closing date. If any such evidence exists for available-for-sale financial assets, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in the income statement – is removed from shareholders’ equity and recognized in the income statement. Impairment losses recognized in the income statement on equity instruments are not reversed through the income statement until the asset is sold or derecognized.

For debt securities classified as “held to maturity” or “available for sale”, the impairment test is performed at the individual level with a subsequent collective assessment for groups of assets with similar risks. If the test indicates that there is objective evidence that the cost may not be recovered, the debt security needs to be impaired. In this case, the charge recorded in the income statement is calculated based on the current market value, representing the difference between the market value and the recorded value of the instrument (less any impairment loss on that asset previously recognized). Under IFRS, the impairment charge for debt securities is reversible in future periods. If the identified risk is eliminated or improves, the valuation allowance may be reversed with the amount of the reversal recognized in the income statement.

Impairment measurement of loans is based on the present value of expected future cash flows, discounted at the loan’s effective interest rate, on the loan’s observable market price or the fair value of the collateral if the loan is collateral-dependent.

Assessing an issuer’s near-term prospects may be difficult and involve some reasonable judgments and assumptions. The use of and changes to different methodologies and assumptions may have a material effect on AXA’s consolidated operating results under IFRS and U.S. GAAP. Under U.S. GAAP, reversals of impairment charges to all financial instruments are not permitted.

AXA enters into derivative transactions primarily to hedge interest rate risk, foreign currency risk and change in equity price risk. To achieve these hedging strategies, AXA combines derivative instruments and hedged items in fair value hedges, cash flow hedges or hedges of a net investment in a foreign entity and transactions that do not qualify as hedges for accounting purposes.

Derivative instruments and related hedge accounting impact the financial results of AXA by (i) changes in fair value of derivatives not qualifying as hedges for accounting purposes, (ii) gains or losses on the hedges, and (iii) hedges which have an ineffective part covering the anticipated exposure.

AXA documents, at inception, the hedge relationship, as well as its risk management objective and strategy for undertaking various hedge transactions. The Group also documents its assessment of hedge effectiveness, both at hedge inception and on an ongoing basis, indicating whether the derivatives that are used in hedging transactions are expected to be or have been highly effective in offsetting changes in fair values or cash flows of hedged items.

The hedge accounting is documented to meet the hedging requirements as set forth under IFRS and U.S. GAAP. However, most economic hedging relationships implemented by AXA could not be designated as qualifying hedges under these principles and, therefore, such derivatives are accounted for with changes in fair value in earnings, while the accounting treatment of the hedged items does not necessarily lead to an offset of such changes in fair value in the income statement.

The liabilities arising from insurance and investment contracts are the largest liability in AXA’s consolidated financial statements (77% of total liabilities at December 31, 2005), representing amounts payable under policyholders contracts. The Group issues contracts that transfer insurance risk or financial risk or both. Under IFRS, insurance contracts are those contracts that contain significant insurance risk. Such contracts may also transfer financial risk from the policyholders to the insurer. Investment contracts are those contracts that have financial risk with no significant insurance risk. Both types of contracts may contain a discretionary participating feature. In accordance with IFRS 4, insurance and investment contracts with a discretionary participating feature are accounted for under previous accounting policies provided certain conditions are met. Investment contracts with no discretionary participating features (0.2% of total liabilities at December 31, 2005) are accounted for under IAS 39. U.S. GAAP accounting is also based on insurance risk, but definitions differ in certain respects.

This balance includes unit-linked liabilities with financial risk borne by policyholders (25% of total liabilities at December 31, 2005). The core liabilities linked to these contracts are estimated on the basis of the fair value of assets held to back these policies. Such contracts may be issued with additional guarantees for which a separate reserve is established. Determination of the liabilities in respect of such guarantees (e.g. guaranteed minimum income benefit and death benefit features – GMIBs and GMDBs1) is based on models that involve estimates and judgments, including those regarding expected market rates of return and volatility, contracts surrender rates and mortality.

Non unit-linked liabilities include traditional life insurance contracts, immediate annuities and health insurance contracts. Generally, amounts are payable over an extended period of time and the profitability of the products is dependent on the pricing of the products. The principal assumptions used in pricing these policies and in the establishment of liabilities for future policy benefits are mortality, morbidity, expenses, policy lapse and surrender rates, investment returns, interest crediting rates to policyholders and inflation. Differences between the actual experience and assumptions used in pricing the policies and in the establishment of liabilities result in variances in profit and could result in losses.

AXA’s non unit-linked policyholders liabilities also include unpaid claims and claim expenses (7% of total liabilities at December 31, 2005). The Property & Casualty claims reserves are determined on a basis to cover the total cost of settling an insurance claim. With the exception of disability annuities and workers compensations liabilities that are deemed structured settlements, the claims reserves are not discounted. The claims reserves include the claims incurred and reported

(1) Guaranteed Minimum Income Benefits (GMIB) and Guaranteed Minimum Death Benefits (GMDB).

in the accounting period, claims incurred but not reported (“IBNR”) in the accounting period and costs associated with the claims settlement management. The claims reserve is based upon estimates of the expected losses for all lines of business taking into consideration management’s judgment on the anticipated level of inflation, regulatory risks and the trends in cost and frequency of claims, actual against estimated claims experience, other known trends and development, and local regulatory requirements. In addition to the reviews performed at entity level or, eventually, by the local supervisory authorities, overall reserves for claims payable have been reviewed at Group level by Risk Management. Since this work has been carried out on a large proportion of the portfolio, it makes a major contribution to improving the reliability of estimates.

The Liabilities arising from insurance and investment contracts balance also includes liabilities arising from policyholder’s participation. In addition to participation irrevocably recognized in accordance with contractual and statutory obligation, this liability notably includes the share of realized gains and losses arising from financial securities designated as available-for-sale category which would be attributed to policyholders to the extent they participate in such gains and losses on the basis of contractual or statutory obligations when realized.

The costs of acquiring new and renewal business that vary with and are primarily related to the production of new business related to insurance and investment contracts with a discretionary participating feature under IFRS (based on previous accounting principles) are specifically identified and deferred by establishing an asset, referred to as deferred policy acquisition costs (“DAC”). The extent to which acquisition costs are deferred is a significant factor in that business’ reported profitability in any given period. In addition, and in respect of in-force business related to insurance and investment contracts with a discretionary participating feature acquired in a business combination, the present value of future profits attributable to that business is recorded at acquisition date, being Value of Purchased Life Business in Force (“VBI”). In principal, the value of related policyholders’ liabilities at date of acquisition net of VBI represents the estimated fair value of such business on such date as defined by market practice under previous accounting policies still in use under IFRS 4. The extent to which VBI is calculated will depend on assumptions used to estimate the future profitability of the contracts acquired including the discount rate used. In respect of amortization of DAC and VBI on insurance and investment contracts with a discretionary participating feature under IFRS, the amortization may be affected by changes in estimated gross profits or margins principally related to fees, investment return, mortality and expense margins, lapse rates, and anticipated surrender charges. Should revisions to estimated gross profits or margins be required, the effect is reflected in earnings in the accounting period that the assumptions are revised. Recoverability is assessed at least on an annual basis.

With respect to investment contracts with no discretionary participating features under IFRS, an asset may be recognized representing the contractual right to benefit from providing investment management services under certain conditions: limitation to incremental costs, provided they can be identified separately, measured reliably and it is probable that they will be recovered.

Under U.S. GAAP, deferred acquisition costs (“DAC”) and Value of Purchased Life Business in Force (“VBI”) are recorded in relation with all types of contracts. Under U.S. GAAP, the amortization may be affected by changes in estimated gross profits or by the pattern of collected premium.

AXA provides defined benefit pension plans in various forms covering eligible employees across its operations. There are several assumptions that impact the actuarial calculation of pension plan obligations (the projected benefit obligation) and, therefore, the net periodic pension cost reflected in the financial statements. The net periodic pension cost is the aggregation of the compensation cost or service component of benefits promised, interest cost resulting from deferred payment of those benefits, and investment returns from assets dedicated to fund those benefits. Each cost component is based on best estimates of long-term actuarial and investment return assumptions. The assumptions used may differ from actual result due to changing financial market and economic conditions, changes to terms and conditions of the plans, and longevity of participants. Actual cumulative experience different from that assumed and not yet recognized in net periodic pension cost as at January 1, 2004 was recognized by AXA in retained earnings at adoption of IFRS. Actuarial gains and losses arising after this date are recognized in equity. Under U.S. GAAP, actuarial experience different from that assumed is recognized prospectively in net periodic pension cost of future periods (“corridor approach”).

In addition and under U.S. GAAP only, an additional minimum pension liability is recognized if the accumulated benefit obligation (“ABO”) is in excess of the fair value of plan assets at the measurement date (as measured separately for each defined benefit plan) and if the amount of the recognized liability is not at least equal to the unfunded accumulated benefit obligation. An intangible asset is recorded on the asset side, but the intangible asset should not exceed the sum of the unrecognized prior service cost and the unrecognized transition obligation. If the intangible asset is less than the additional minimum liability, the difference will be reported as a direct reduction in shareholders’ equity. The ABO represents the measurement of pension obligations relating to services performed by active, terminated, and retired employees and uses the same assumptions as used for the projected benefit obligation except for the fact that it does not take account of future salary increases through to retirement date but instead determines the value of the obligation based on past and current salary levels at the current measurement date. The after-tax charge for the additional minimum liability, if any, is recognized in accumulated other comprehensive income (a separate component of shareholders’ equity) and not through operating results. The assumptions used may differ from actual result due to changing financial market and economic conditions, changes to terms and conditions of the plans, and longevity of participants.

Deferred income tax assets and liabilities result from temporary differences between accounting and tax values of assets and liabilities and from net operating loss carry forwards, if any. On a net basis, either by derecognizing deferred tax assets or through valuation allowances, net deferred tax assets on the balance sheet are recognized only to the extent that it is probable that future taxable profit will be available.

Under both U.S. GAAP and IFRS, AXA evaluates all evidence available to management in order to determine if a deferred tax asset is recognized. Under U.S. GAAP, greater weight is given to negative evidence, such as cumulative losses in recent years, than under IFRS.

First time adoption of IFRS

The following describes the major elected options in accordance with IFRS 1.

No Restatement of Past Business Combinations

Past business combinations other than those in connection with a buyout of minority interests1 have been accounted for by AXA as a purchase under French accounting policies and not as a pooling of interests. AXA was identified as the acquirer; the fair values of the entire purchase consideration were recognized in the financial statements at that time;

(1) The portion of assets acquired and liabilities assumed in connection with a buyout of minority interests was maintained under French GAAP at carrying value at date of acquisition.

the purchase consideration was allocated to the acquired tangible and intangible assets and liabilities based on their fair values; goodwill was recognized (and subsequently amortized until December 31, 2003); the fair values of the acquired assets have been amortized to expense over their respective useful lives.

However there are several differences with IFRS 3 provisions as follows:

1.  Insurance liabilities

Insurance claims reserves of the entities acquired have been recorded at their book value, provided that they were sufficient, instead of been re-measured at fair value.
For life and saving business, an intangible asset equal to the difference between the book value and the fair value of liabilities has been recognized as corresponding to the present value of future profits (Value of purchased life insurance business in-force (VBI)) see 2 below.
For property and casualty insurance, claims reserves have been maintained at their undiscounted amount.

2.  Intangible assets

IFRS 3 requires the acquirer to recognize separately intangible assets provided that their fair value can be measured reliably. Regarding policyholders liabilities, AXA applied the corresponding French GAAP requirement as follows, with the few adjustments described below following the application of IFRS 1 when moving to IFRS:

a.   Value of purchased life insurance business in-force (VBI) was recognized under French accounting policies. A part of this VBI related to insurance contracts and investment contracts with a discretionary participating feature in the scope of IFRS 4. According to IFRS 4, the VBI recognized under the French accounting policies could be maintained under IFRS purchase accounting in the restated balance sheet (expanded presentation).

b.   Another part of the value of purchased portfolio recognized under French GAAP related to investment contracts with no participation features falling in the scope of IAS 39. No exemption is provided for such contracts under IFRS: policyholders liabilities have to be fair valued when acquired with no corresponding intangible assets. Such intangible assets were written off against goodwill in the IFRS opening balance sheet.

c.   Other intangible assets including value of purchased non-life insurance business in-force and customer relationship have generally not been recognized.

3.  Goodwill

Some examples of goodwill charged directly to consolidated retained earnings and reserves in the following acquisitions according to the French regulation are displayed below:

a.   Buy-out of minority interests - AXA Financial (2000)
The aggregate purchase consideration was €11,213 million and included the following items:
- €3,868 million financed by capital increase, representing the value of the 25.8 million ordinary shares issued by AXA at a price of €149.90 per share based on the December 22, 2000 quotation, the closing date of the initial offer period and before the 4-for-1 stock split,
- €7,316 million in cash relating to the cost of settling or exchanging outstanding employee share options of AXA Financial, as well as fees and direct transaction costs.
Based on the carrying value as of December 31, 2000 of the net assets acquired of €3,913 million, the goodwill amounted to €7,301 million. In accordance with article D248-3 of the decree dated January 17, 1986 and with recommendations issued by the “Commission des Opérations de Bourse” (French stock market regulator) in its bulletin 210 of January 1988, the excess purchase price of €2,518 million was charged directly to consolidated retained earnings and reserves; i.e. the entire excess purchase price multiplied by the ratio of the aggregate purchase consideration financed by the capital increase. The remaining €4,782 million goodwill was recorded as an asset. At January 1, 2004, the net book value of this goodwill was €4,100 million under French GAAP. With the adoption of IFRS, the goodwill was adjusted for unrealized foreign exchange gains and losses, since goodwill must be recorded in the local currency of the acquired entity. The new goodwill figure became $3,801 million. At December 31, 2005, this goodwill had a net value of €3,223 million.

b.   Buy-out of the minority interests of Royale Belge
At December 31, 1999, gross goodwill from the buyout of the 51% minority interests of Royale Belge amounted to €1,007 million, of which €337 million was charged directly to retained earnings and reserves. At January 1, 2004, the net book value of this goodwill was €547 million under French GAAP. With the adoption of IFRS, this goodwill became €565 million. In 2004, goodwill was written down by €33 million in relation to Hollandaise Dommage. Goodwill was reduced by a further €18 million following the disposal of Unirobe in early 2004. At December 31, 2005, net value of this goodwill was €514 million.

c.   UAP
In 1997, AXA acquired UAP, resulting in a goodwill of €1,863 million being booked, of which €1,641 million was charged directly to retained earnings and reserves. As a result of purchase accounting adjustments made in 1998 and in 1999, the total goodwill increased to €1,866 million at December 31, 1999, of which €1,584 million represented the amount charged directly to retained earnings and reserves. In 2003, following the release of a provision booked when the Group acquired German activities in 1997 and which took place after the Group sold its stake in Colonia Re JV to General Re, an exceptional amortization of €57 million was recognized. At January 1, 2004, the net book value of this goodwill was €293 million under French GAAP, including net goodwill relating to AXA Colonia. With the adoption of IFRS, additional goodwill of £178 million was booked following the overwriting of portfolio value on investment contracts without discretionary participating features by the UK Life & Savings subsidiary. The new goodwill figure is made up of €265 million relating to French, German and Belgian entities and £183 million relating to UK entities. At December 31, 2005, the net book value of the goodwill was €534 million.

Currency Translation Differences

AXA elected the option to reset to zero all past cumulative currency translation differences for all foreign operations.

Pension accounting

All cumulative past actuarial gains and losses on all employee benefit plans were recognized in retained earnings at the date of transition.

Consolidated operating results

Consolidated gross revenues

CONSOLIDATED GROSS REVENUES (a)

(in euro millions)
	Years ended December 31,		Change
	2005	2004
Life & Savings	45,116	42,344	6.5%
of which Gross written premiums	43,496	41,103	5.8%
of which Fees and revenues from investment contracts with no participating features	509	417	21.9%
Property & Casualty	18,874	17,852	5.7%
International Insurance	3,813	3,363	13.4%
Asset Management	3,440	3,084	11.5%
Other Financial services (Net banking revenues) (b)	428	387	10.5%
Holding companies activities	0	0	–
TOTAL (b)	71,671	67,031	6.9%

(a) After elimination of intercompany transactions.
(b) Excluding net realized capital gains and change in fair value of assets under fair value option and derivatives related to banking activities, net banking revenues and total consolidated revenues would respectively amount to €408 million and €71,645 million for the year ended December 31, 2005.

The following commentary on segment contribution to AXA’s consolidated gross revenues is based on financial data after the elimination of inter-company transactions, as detailed in Note 4 “Segmental Information” in the notes to the Consolidated Financial Statements included in Item 18 of this Annual Report.

Consolidated gross revenues for the year ended December 31, 2005, reached €71,671 million, up 6.9% compared to previous period.

Excluding the impact of the appreciation of the Euro against other currencies (-0.1 point, mainly from the Japanese Yen, British pound and U.S. Dollar), and scope differences, notably (i) additional revenues stemming from the integration of MONY (€895 million or -1.3 point) and (ii) the change in consolidation method of Turkey, Hong-Kong and Singapore P&C operations (€548 million, or -0.9 point)1, gross consolidated revenues were up 5.2% on a comparable basis.

Life & Savings

On a comparable basis, Life & Savings gross revenues increased by +5.2%.

France gross revenues increased by €1,692 million (+15%) to €13.237 million. Net of intercompany transactions, gross revenues amounted to €13,228 million as a result of a steady growth in all lines of business:

  Investments & savings (67% of gross revenues) grew by +16% to €8,911 million. Both general account and unit linked premiums experienced growth by respectively +8% and +52% with a strong acceleration during the fourth

(1) Fully consolidated starting January 1, 2005 (previously accounted for under the equity method).

quarter of 2005 mainly resulting from the launch of a new product for salaried sales forces and from strong activity in Group business.

  Life & health (33% of total revenues) grew by +11% to €4,316 million mainly due to rate increases and positive premium adjustments on prior years in Group Life.

United States gross revenues increased by €1,093 million: gross written premiums increased by €847 million (or €863 million on a constant rate basis) to €13,041 million, driven primarily by the consolidation of MONY for a full year in 2005 and increases in Variable Annuity and First Year life premiums, partially offset by a decrease in Institutional Separate Account premiums, a decline in Fixed Annuity premiums, and a decline in Life renewal premiums. Revenues from other activities increased by €246 million (or €247 million on a constant rate basis) to €899 million, reflecting the consolidation of MONY for a full year in 2005 and increases in asset management fees resulting from higher account balances.

United Kingdom gross revenues decreased by 1% to €2,395 million or were flat on a constant exchange rate basis

  Investment & Savings (70% of gross revenues)
  Insurance premiums (51% of gross revenues) were flat as the positive impact from the launch of a new onshore bond product, was offset by the shift away from Old World Pension products.
  Margins on investments products (19% of gross revenues) increased by 20% reflecting higher fund management fees   driven by net new money growth and improved stock market levels during 2005.
  Life insurance premiums (30% of gross revenues) decreased by 10% primarily due to lower volumes of Creditor Insurance.

Japan gross revenues decreased by 14% at current exchange rate or 12% at constant exchange rate to €4,735 million. Excluding (i) group pension transfers (€22 million as compared to €218 million in 2004) and (ii) the conversion program started in January 2003 to life products (€98 million as compared to €247 million in 2004) and to health products (€165 million as compared to €447 million in 2004), premiums decreased by 4% at current exchange rate or 1% at constant exchange rate to €4,451 million:

  Investment & Savings (31% of gross revenues excluding conversions and group pension transfers): Premiums decreased by 11% at constant exchange rate to €1,396 million mainly due to a reduction in single premium individual fixed annuities sold via bancassurance partnerships (€–184 million). The reduction in fixed annuity premiums arises from a transition towards variable type products, which AXA Japan is currently developing through the launch of new innovative products.
  Life (46% of gross revenues excluding conversions and group pension transfers): premiums increased by 2% at constant exchange rate to €2,026 million mainly driven by higher revenues from Term products and Term riders.
  Health (23% of gross revenues excluding conversions and group pension transfers): premiums increased by 10% at constant exchange rate to €1,027 million driven by the good retention on high margin medical products such as Medical Whole Life and Medical Riders.

Germany gross revenues rose by 2.5% (€+86 million) to €3,585 million mainly due to unit-linked business.

  Investment & Savings (22% of gross written premiums) increased strongly by 14% to €803 million, mainly driven by regular unit-linked premiums as a result of high new business in the previous years. The share of unit-linked premiums grew significantly to 22% (15% for the same period in 2004). Non-unit linked premiums increased by 4% to €626 million.

  Life (47% of gross written premiums): decreased by 1% to €1,676 million. Decrease in Life non unit-linked premiums (-3%) was nearly compensated by strong growth of unit-linked premiums (+12%). The share of unit-linked premiums thus rose to 14% (as compared to 12% in 2004).
  Health (25% of gross written premiums): increased by 1% to €904 million due to the last step of legal premium adjustment, partly offset by higher cancellations at the end of 2004.
  Other (6% of gross written premiums) slightly decreased to €202 million (-1%) as the share in medical council business was reduced at the beginning of the year.

Belgium gross revenues increased by 25% from €2,188 million to €2,734 million.

  Individual Life & Savings revenues (86% of revenues) increased by 30% to €2,349 million due to growth in Crest (+35% to €1,517 million) and in unit-linked contracts (+51% to €390 million) following the successful launch of a new structured product (Millesimo series) at year end 2004.
  Group Life & Savings revenues (14% of revenues) were stable at €386 million. Regular premiums increased by 4% to €341 million and single premiums decreased by 16% to €45 million.

Southern Europe gross revenues rose by 8% to €1,439 million. The increase was mainly driven by traditional investment and savings (€+157 million; +20%) as a result of a sustained growth in tied agents network (€+124 million, +18%) and in brokers network (€+53 million, +39%), partly due to large contracts. This growth was offset by lower sales through partnerships with banks (€–59 million, -17%) deriving from (i) the termination of a distribution agreement on traditional life and (ii) a lower volume of Investment & Savings UL contracts distributed through Bank and assurance partners.

Australia/New Zealand gross revenues were €1,225 million, 3% higher than last year.

  Gross written premiums including fees from investment contracts without discretionary participating features of €1,036 million remain in line with last year. The improvement in individual life sales following the launch of “Market Offer” was offset by a reduction in retirement income business following local legislative changes.
  Revenues from mutual fund and advice businesses of €189 million represented an 18% increase due to positive Funds Under Management (“FUM”) growth and improved investment market conditions. The continued success of the Generations platform and higher sales into mezzanine unit trusts have also contributed to higher net revenues.
  Growth through fees from mutual funds and advice businesses is expected to continue as investors shift out of traditional investment and savings products.

Mutual funds retail net in-flows (excluding institutional) of €1,164 million, were 15% higher than last year. The Generations platform continued to perform well and mezzanine unit trust net funds flow increased, most notably in the highly regarded Global and Australian equity funds. This was partially offset by a reduction in retail unit trusts following the end of support from a local bank.

Hong-Kong gross revenues were €832 million, 13% higher than last year. New individual life regular premiums were up 17% due primarily to “Maxx” sales, a new traditional participating product launched in October with a greater savings focus, and strong sales from “Dimensions”, a unit linked regular premium product. Single premiums were up 90% driven by strong inflows into investment and retirement products, particularly into the multi manager investment platform and “Evolution”, a new investment linked product offered through broker channels.

Property & Casualty

Property & Casualty (“P&C”) gross written premiums were up 5.7%, or +2.8% on a comparable basis to €18,874 million, mainly driven by France (+3.5% to 5,070 million) and Southern Europe (+4.1% to €3,012 million).

Personal lines (62% of P&C premiums) were up 3.9%, stemming from both Motor (+3%) and Non Motor (+5%).

Motor revenues grew 3%, mainly driven by Southern Europe and France up 4% and 2%, respectively, benefiting from positive net inflows of +125,000 and +100,000 policies (of which +77,600 four wheels policies), respectively. Canada (up 7%), Turkey (up 17%), Hong Kong (up 19%) and Singapore (up 15%) also contributed to motor revenues growth while in UK, Motor revenues were down –4% due to increased competition in Ireland.

Non-motor revenues increased by 5% mainly driven by the UK health activity, France Construction and Property business, portfolio evolution and increased tariffs in both Belgium and Canada, an increase of higher insured sums and new business in Individual disability in the Netherlands and new product launches in Southern Europe.

Commercial lines (37% of P&C premiums) recorded a +1.3% growth.

Motor revenues were up 1%, mainly as a result of positive trends in France (+4%), Southern Europe (+6%) and Belgium (+2%), offset by the decrease of UK & Ireland revenues (–7%), in a context of intense competition in Ireland.

Non-motor revenues were up 1% mainly driven by France (+6%) as a result of tariff increases in most business lines, while maintaining a strict underwriting policy.

Other lines1 (1% of P&C premiums) revenues decreased by 13% driven by the planned reduction of assumed business in Germany.

International Insurance

International Insurance revenues were up 13.4%, or +10.3% on a comparable basis to €3,813 million, both attributable to AXA RE and AXA Corporate Solutions Assurance.

AXA RE revenues increased by +17% to €1,451 million mainly due to the non recurrence of some 2004 negative premium adjustments and the increase in reinstatement premiums linked to major events in 2005. Excluding the two effects, growth on current year was limited to 6% coming mostly from selected non proportional General Liability business - taking advantage of favorable pricing conditions - as well as in Credit business, marine offshore and non- cat property.

AXA Corporate Solutions Assurance revenues were up +6.6% or +4.8% on a comparable basis to €1,605 million, reflecting a selective growth in the marine and aviation lines of business. Development remained cautious on commercial property and liability lines.

(1) Please note that UK Health is no longer reported in “other” lines but is now allocated between personal non motor and commercial non motor lines.

Asset management

Asset management revenues increased by +11.5% or 13.7% on a comparable basis to €3,440 million, driven by higher average Assets under Management (“AUM”) (+16% compared to 2004) and strong net inflows (€+56 billion).

AllianceBernstein revenues were up +6.3% or 9.2% on a comparable basis to €2,472 million as higher investment advisory fees, driven by 11% higher average Assets under management (“AUM”), and increased performance fees were partly offset by lower distribution revenues due to lower AUM in the retail channel. In addition, Alliance has restructured its private client fee structure during the first half of 2005, effectively eliminating transaction charges while raising base fees.

AUM increased by €95 billion from year-end 2004 to €491 billion at the end of 2005 as a positive exchange rate impact (€63 billion), a favorable market impact (€34 billion) and strong net positive long-term inflows (€22 billion) more than offset the €24 billion decrease in AUM related to change in scope mainly linked to the sale of the Cash Management Services to Federated Investors.

AXA Investment Managers showed a +27.5% performance or +26.9% on a comparable basis to €968 million, due to AUM growth (+21% on a comparable basis), mostly from third party retail and institutional client segments which generate higher average fees, and higher performance fees, especially on AXA Rosenberg’s portfolios.

AUM increased by €87 billion from year-end 2004 to €432 billion at the end of 2005 primarily driven by (i) €34 billion of net inflows mainly from institutional and retail third party clients especially on AXA Rosenberg’s products as well as real estate, structured finance and fixed income products, (ii) a €38 billion favorable market impact, (iii) a €6 billion positive foreign exchange rate impact, and (iv) €7 billion following the acquisition of Framlington effective from the beginning of November 2005.

Other Financial Services

Net banking revenues in Other Financial Services were up +10.5% or +13% on a comparable basis to €428 million, mainly attributable to AXA Bank Belgium (+30.1% to €336 million), as a result of higher revenues on mortgage and investment loans and lower interest paid for certificates of deposits and deposit accounts, partly offset by lower income from inter-bank operations and trading.

Consolidated net income

The tables below present AXA’s consolidated operating results and contribution to AXA’s consolidated net income by segment for the periods indicated.

(in euro millions)
	Years ended December 31,		Variation
	2005	2004
Gross written premiums	65,995	62,152	3,842
Fees and revenues from investment contracts with no participating features	509	417	92
Revenues from insurance activities	66,504	62,570	3,934
Net revenues from banking activities	428	386	41
Revenues from other activities	4,739	4,074	665
TOTAL REVENUES	71,671	67,030	4,641
Change in unearned premium reserves net of unearned revenues and fees	(484)	(104)	(380)
Net investment income	13,951	12,941	1,010
Net realized gains and losses (a)	3,557	3,282	275
Change in fair value of financial instruments at fair value through profit & loss (b)	16,008	12,588	3,419
Change in financial instruments impairment	(210)	(444)	235
Net investment result excluding financing expenses	33,306	28,367	4,939
Technical charges relating to insurance activities (b)	(81,791)	(72,959)	(8,832)
Net result of reinsurance ceded	(141)	(1,063)	921
Bank operating expenses	(61)	(101)	40
Acquisition costs	(6,537)	(5,957)	(580)
Amortization of value of purchased life business in force and other intangible assets	(558)	(468)	(90)
Administrative expenses (c)	(8,596)	(7,906)	(689)
Valuation allowances on tangible assets	(3)	(10)	7
Other	(81)	(239)	158
Other operating income and expenses	(97,769)	(88,703)	(9,065)
INCOME FROM OPERATING ACTIVITIES, GROSS OF TAX	6,724	6,589	135
Income arising from investment in associates – Equity method	21	55	(34)
Financing debts expenses	(602)	(583)	(19)
OPERATING INCOME GROSS OF TAX	6,142	6,061	81
Income tax (c) (d)	(1,411)	(1,814)	404
NET OPERATING RESULT	4,732	4,247	485
Change in goodwill impairment	(70)	(36)	(35)
Minority interests share in income	(488)	(473)	(15)
NET INCOME	4,174	3,738	436

(a) 2004 realized gains and losses include €104 million net realized gain on the sale of Unirobe in The Netherlands.
(b) For the periods ended December 31, 2005 and December 31, 2004, the change in fair value of assets backing contracts with financial risk borne by policyholders had impacted the net investment result for respectively €+13,978 million and €+10,543 million and benefits and claims by the offsetting amounts respectively.
(c) 2004 administrative expenses and income tax included a €225 million exceptional loss and €79 million exceptional profit resulting from the MONY restructuring, leading a €–146 million impact on net income.
(d) 2005 income includes a €71 million exceptional loss resulting from the sale of Advest in the United States Holding, mainly resulting from income tax impacts.

NET INCOME

(in euro millions)
	Years ended December 31,		Variation
	2005	2004
Life & Savings	2,404	1,826	579
Property & Casualty	1,737	1,439	298
International Insurance	184	244	(60)
Total Insurance	4,326	3,509	816
Asset Management	411	304	107
Other Financial Services	82	13	69
Total Financial services	493	317	176
Holding companies	(645)	(88)	(557)
TOTAL	4,174	3,738	436

Analysis of investment results

The following table summarizes the net investment results for the periods indicated.

NET GAINS ON FINANCIAL ASSETS

(in euro millions)
	Net investment income			Net realized investment gains and losses			Change in fair value of financial instruments at fair value through P&L			Change in financial instruments impairment			Net investment result
	(Years ended December 31)
	2005	2004	Variation	2005	2004	Variation	2005	2004	Variation	2005	2004	Variation	2005	2004	Variation
Investment property	796	776	20	289	451	(162)	375	403	(28)	(19)	(90)	71	1,441	1,540	(99)
Fixed maturities	10,263	9,518	745	861	517	344	202	748	(546)	(23)	(32)	9	11,303	10,752	551
Equity securities	1,436	1,141	295	2,620	2,423	197	1,492	426	1,071	(136)	(285)	149	5,412	3,706	1,706
Non controlled investment funds	194	227	(33)	185	179	6	47	(13)	60	(10)	(13)	3	417	380	37
Other assets held by consolidated investment funds designated as at fair value through profit & loss	141	–	141	(1)	–	(1)	93	1	92	–	–	–	234	1	233
Loans	1,018	1,025	(7)	(115)	1	(116)	63	(47)	111	(19)	(31)	12	947	948	(1)
Assets backing contracts where the financial risk is borne by policyholders	590	234	356	–	–	–	13,978	10,543	3,434	–	–	–	14,568	10,778	3,790
Hedge accounting derivatives	–	–	–	–	–	–	(195)	269	(464)	–	–	–	(195)	269	(464)
Other derivatives	(337)	–	(337)	(94)	(39)	(55)	(101)	(373)	272	–	–	–	(532)	(412)	(120)
Investment management expenses	(578)	(588)	10	–	–	–	–	–	–	–	–	–	(578)	(588)	10
Other	428	606	(178)	(188)	(249)	61	53	631	(578)	(3)	6	(9)	291	994	(703)
NET INVESTMENT RESULT	13,951	12,941	1,010	3,557	3,282	275	16,008	12,588	3,419	(210)	(444)	235	33,306	28,367	4,939

Year ended December 31, 2005 compared to year ended December 31, 2004

The net income Group Share for the full year 2005 was €4,174 million, up 12% or a €436 million increase compared to full year 2004. This increase results from improved operational results from our three insurance segments as well as from our Asset Management segment.

2005 net income included an exceptional net realized loss in the United States holding (€–69 million) as a result of the sale of Advest.

2004 net income included (i) an exceptional net realized gain in the Netherlands Holding (€+104 million) as a result of the sale of Unirobe, a Dutch brokerage company and (ii) a €–146 million expense (net of tax) in the United States related to MONY restructuring provisions.

Net investment result was €33,306 million, up €+4,939 million, mainly driven by:

(i) a 8% increase in net investment income (€+1,010 million), notably attributable to the Life & Savings segment, reflecting higher yields and increased asset bases, notably in the United States, and significantly relating to fixed maturities;

(ii) a €275 million increase in net realized investment gains and losses;

(iii) €+3,419 million higher changes in fair value of financial instruments at fair value through profit & loss (including a €3,435 million increase in change in fair value of assets backing contracts with financial risks borne by policyholders) and

(iv) a €235 million decrease in change in financial instruments impairment.

Other operating income and expenses were €–97,769 million, up €–9,065 million, driven by the increase in technical charges relating to insurance activities (€–8,832 million), including:

(i) €–7,308 million in the Life & Savings segment notably as a counterpart of the growth and of the improvement in the net investment result (including the €+3,435 million increase of change in fair value of assets backing contracts with financial risks borne by the policyholders);

(ii) €–388 million in the Property & Casualty segment, due mainly to growth, as technical results improved in 2005, and

(iii) €–964 million in the International Insurance segment, impacted by higher major losses in 2005.

The decrease in Income Tax expense mainly results from the re-estimation of the Japanese deferred tax, for €302 million, reflecting the improvement in recoverability of the tax losses carried forward.

The contribution to AXA’s consolidated net income increase in respect of each operating segment is set out below:

Life & Savings Segment

Net income increased by €579 million (or €589 million at constant exchange rate) to €2,404 million. This improvement was mainly attributable to higher fees and revenues, due to growth and market appreciation, and also to a higher net investment result notably reflecting increased net investment income (higher capital gains) and lower impairment charges. This increase was primarily driven by the United States (up €296 million) which benefited notably from the €141 million full-year contribution of MONY for the first time against only 6 months in 2004, and from the non recurrence of MONY restructuring provisions of €146 million in 2004, Japan (up €118 million), and France (up €97 million).

Property & Casualty Segment

Net income increased by €298 million, to €1,737 million, mainly resulting from Germany (€+132 million) and United Kingdom (€+92 million). Overall, these increases were driven by improved technical profitability, combined with higher volumes of business, and higher investment results driven by both increased invested assets and higher changes in fair value of invested assets.

International Insurance Segment

The contribution of this segment to AXA’s consolidated net income decreased by €60 million, from €244 million to €184 million in 2005, mainly attributable to AXA RE (€–59 million), which suffered from lower technical results mainly attributable to seven major losses in 2005 including the hurricanes Katrina, Rita and Wilma.

Asset Management Segment

The contribution of this segment to AXA’s consolidated net income in 2005 increased by €107 million to €411 million, attributable both to AXA Investment Managers, mainly due to business growth and higher assets under management (which reached a record level of €923 billion), to improvements in the cost income ratio and to AllianceBernstein both on constant and current exchange rate basis due to higher earnings and higher ownership interest in AllianceBernstein.

Other Financial Services Segment

The contribution of this segment to net income in 2005 increased by €69 million to €82 million. This increase was primarily due to higher net income in AXA Bank Belgium (€+59million to €69 million), attributable to improved gains coming from higher interest margins and change in fair value of derivatives, and from the reversal of a provision for risks related to loan activities in France following a favorable court decision (€16 million). In addition, the €10 million increase in net income from other entities of the segment is mostly due to the positive impact of the 2005 run off development of the CFP subgroup.

Holding companies

The activities from the holding companies resulted in a net loss of €645 million in 2005 as compared to a net loss of €88 million in 2004. The 2005 results mainly include a €69 million realized capital loss on the disposal of Advest, while 2004 results included an exceptional profit in the Netherlands Holding (€+104 million) as a result of the sale of Unirobe, Dutch brokerage company. In addition, 2005 net income showed a decline of the change in fair value of foreign currencies options and interest rate swaps mainly resulting from a lower decrease of Euro interest rates in 2005 as compared to 2004, which mainly impacted AXA SA's results.

Consolidated Shareholders’ Equity

At December 31, 2005, consolidated shareholders’ equity totaled €33,847 billion. The movement in shareholders’ equity since January 1st, 2004 is presented in the table below:

	Shareholders’ Equity (in euro millions)	Number of ordinary shares outstanding (in millions)
At January 1, 2004	22,469	1,778
– Share capital (a)	298	130
– Capital in excess of nominal value (b)	1,364	–
– Equity-share based compensation	28	–
– Treasury shares sold or bought in open market	124	–
– Change in equity component of compound financial instruments	0	–
– Super subordinated debt (including accrued interests)	623	–
– Fair value recorded in shareholders’ equity	1,514	–
– Impact of currency fluctuations	(724)	–
– Cash dividend	(676)	–
– Other	84	–
– Net Income for the period	3,738	–
– Actuarial gains and losses on pension benefits	(319)	–
At December 31, 2004	28,523	1,908
– Share capital (a)	(84)	(37)
– Capital in excess of nominal value (b)	(966)	–
– Equity-share based compensation	57	–
– Treasury shares sold or bought in open market	(272)	–
– Change in equity component of compound financial instruments	0	–
– Super subordinated debt (including accrued interests)	217	–
– Fair value recorded in shareholders’ equity	2,418	–
– Impact of currency fluctuations	1,428	–
– Cash dividend	(1,164)	–
– Other	(68)	–
– Net Income for the period	4,174	–
– Actuarial gains and losses on pension benefits	(415)	–
At December 31, 2005	33,847	1,872

(a) Including €–88 million related to the AXA / FINAXA merger.
(b) Including €–852 million related to the AXA / FINAXA merger.

Earnings per share (EPS)

(in euro millions except ordinary shares in millions)
	Years ended December 31,
	2005		2004		Variation
	Basic	Fully diluted	Basic	Fully diluted	Basic	Fully diluted
Net income	4,174	4,283	3,738	3,844
Weighted numbers of shares	1,880.9	1,954.4	1,803.7	1,933.5
Net income Per Ordinary Share	2.22	2.19	2.07	1.99	7.1%	10.2%

Return on equity (ROE)

(in euro millions)
	Years ended December 31,		Variation
	2005	2004	2005 /2004
Net income	4,174	3,738
Average Shareholders' equity	29,269	23,285
ROE	14.3%	16.1%	-1.8 bp

Life & Savings segment

The tables below present the operating results of AXA’s Life & Savings Segment, as well as the contribution to gross revenues and net income attributable to the principal geographic operations within this segment for the periods indicated. This information below is before elimination of inter-company transactions.

(in euro millions)
	Years ended December 31,		Variation
	2005	2004
Gross written premiums	43,502	41,111	2,391
Fees and revenues from investment contracts with no participating features	509	417	92
Revenues from insurance activities	44,011	41,529	2,482
Net revenues from banking activities	–	–	–
Revenues from other activities	1,115	824	291
TOTAL REVENUES	45,126	42,353	2,773
Change in unearned premium reserves net of unearned revenues and fees	(179)	(131)	(48)
Net investment income	12,003	11,186	817
Net realized gains and losses	2,889	2,492	397
Change in fair value of financial instruments at fair value through Profit & Loss (a)	16,006	12,080	3,926
Change in financial instruments impairment	(107)	(264)	157
Net investment result excluding financing expenses	30,792	25,494	5,298
Technical charges relating to insurance activities (a)	(65,684)	(58,376)	(7,308)
Net result of reinsurance ceded	(7)	17	(24)
Bank operating expenses	–	–	–
Acquisition costs	(2,855)	(2,602)	(254)
Amortization of value of purchased life business in force and other intangible assets	(558)	(468)	(90)
Administrative expenses	(3,017)	(3,002)	(15)
Valuation allowances on tangible assets	(4)	(3)	(2)
Other	(17)	(266)	249
Other operating income and expenses	(72,144)	(64,700)	(7,444)
INCOME FROM OPERATING ACTIVITIES, GROSS OF TAX	3,595	3,016	579
Income arising from investment in associates – Equity method	10	10	–
Financing debts expenses	(119)	(100)	(19)
OPERATING INCOME GROSS OF TAX	3,487	2,926	561
Income tax	(843)	(971)	128
NET OPERATING RESULT	2,644	1,954	689
Change in goodwill impairment	(70)	–	(70)
Minority interests share in income	(169)	(129)	(40)
NET INCOME	2,404	1,826	579

(a) For the periods ended December 31, 2005 and December 31, 2004, the change in fair value of assets backing contracts with financial risk borne by policyholders impacted the net investment result by respectively €+13,978 million and €+10,543 million and benefits and claims by the offsetting amounts respectively.

CONSOLIDATED GROSS REVENUES (a)

(in euro millions)
	Years ended December 31,
	2005	2004	Variation
France	13,237	11,545	1,692
United States	13,940	12,847	1,093
United Kingdom	2,395	2,420	(24)
Japan	4,735	5,526	(792)
Germany	3,585	3,499	86
Belgium	2,734	2,188	546
Southern Europe	1,439	1,333	107
Other countries	3,060	2,995	64
TOTAL	45,126	42,353	2,773
Intercompany transactions	(10)	(9)	(1)
Contribution to consolidated gross revenues	45,116	42,344	2,772

(a) Before elimination of intercompany transactions.

NET INCOME

(in euro millions)
	Years ended December 31,
	2005	2004	Variation
France	630	534	97
United States	872	577	296
United Kingdom	44	(27)	71
Japan	392	274	118
Germany	36	(3)	39
Belgium	131	191	(61)
Southern Europe	57	50	7
Other countries	242	230	12
Contribution to net income	2,404	1,826	579

In 2005, the Life & Savings segment accounted for 63% of AXA’s consolidated gross revenues after elimination of intercompany transactions (63% in 2004). The Life & Savings Segment was the primary contributor to AXA’s 2005 (58%) and 2004 (49%) consolidated net income.

Analysis of investment results

The following table summarizes the net investment results of AXA’s Life & Savings operations by type of invested financial assets for the periods indicated before intercompany eliminations.

NET GAINS ON FINANCIAL ASSETS (a)

(in euro millions)
	Net investment income			Net realized investment gains and losses			Change in fair value of financial instruments at fair value through P&L			Change in financial instruments impairment			Net investment result
	(Years ended December 31)
	2005	2004	Variation	2005	2004	Variation	2005	2004	Variation	2005	2004	Variation	2005	2004	Variation
Investment property	726	650	76	269	376	(107)	359	405	(46)	8	(57)	65	1,362	1,374	(12)
Fixed maturities	8,750	8,189	561	653	452	200	169	692	(523)	(23)	(23)	–	9,549	9,311	238
Equity securities	1,126	887	239	2,124	1,799	325	1,371	361	1,010	(70)	(156)	86	4,551	2,890	1,661
Non controlled investment funds	175	207	(32)	89	119	(30)	34	(12)	47	(4)	(1)	(3)	295	313	(18)
Other assets held by consolidated investment funds designated as at fair value through profit & loss	138	–	138	–	–	–	83	2	81	–	–	–	221	2	219
Loans	1,144	1,174	(30)	7	1	6	75	(48)	123	(19)	(26)	8	1,207	1,101	106
Assets backing contracts where the financial risk is borne by policyholders	590	234	356	–	–	–	13,978	10,543	3,434	–	–	–	14,568	10,778	3,790
Hedge accounting derivatives	–	–	–	–	–	–	(122)	(88)	(34)	–	–	–	(122)	(88)	(34)
Other derivatives	(406)	–	(406)	(98)	(45)	(53)	(24)	(395)	371	–	–	–	(528)	(440)	(88)
Investment management expenses	(746)	(668)	(78)	–	–	–	–	–	–	–	–	–	(746)	(668)	(78)
Other	506	514	(7)	(154)	(210)	56	82	620	(538)	–	(1)	2	435	922	(488)
NET INVESTMENT RESULT	12,004	11,186	817	2,889	2,492	397	16,006	12,080	3,926	(107)	(264)	157	30,792	25,494	5,298

(a) Before intercompany eliminations.

The year to year commentaries below are based on operating results of the segment before elimination of intercompany transactions (refer to Note 4 “Segmental information” to the Consolidated Financial Statements included in Item 18 in this Annual Report for further information).

Year ended december 31, 2005 compared to year ended december 31, 2004

Gross revenues (before elimination of intercompany transactions) increased by €2,773 million to €45,126 million, or €2,896 million on a constant exchange rates basis, given the impact of exchange rates fluctuation (€–123 million).

This increase was mainly attributable to the following countries:

  France (€+1,692 million to €13,237 million) due to steady growth in all business lines.

  United States (€+1,093 million to €13,940 million) primarily due to the contribution of MONY for the full year 2005 (instead of €–123 million for 6 months in 2004), and overall good performance of Variable Annuity and First Year life products.
  Belgium (€+546 million to €2,734 million), mainly driven by Individual Life & Savings revenues increase by 30% (to €2,348) due to the growth in Crest and unit-linked contracts following the successful launch of a new structured product (Millesimo Series) at the end of 2004.
  Southern Europe (€+107 million to €1,439 million or +8%) mainly driven by traditional investment and savings (€+157 million or +20%) as a result of a sustained growth in tied agents network and brokers network.
  Germany (€+86 million to €3,585 million), mainly due to unit-linked business.
  Other countries (€+64 million to €3,060 million) mainly driven by Australia and New Zealand growth (€+69 million at current exchange rates, to €1,225 million).

These increases were partly offset by decreases in:

  Japan (€–792 million to €4,735 million, i.e. a 14% decrease or -12% at constant exchange rates) mainly because of group pension transfers (€22 million as compared to €218 million in 2004), of the conversion program which started in January 2003 to life products (€98 million as compared to €247 million in 2004) and of health products (€165 million as compared to €447 million in 2004).
  United Kingdom (€–24 million to €2,395 million), where the Investment and Savings premium revenues increase driven by margins on Investment products with no participating feature was more than offset by a decrease in Life Insurance Premiums.

The net investment result excluding financing expenses increased by €5,298 million in 2005 as compared to 2004. This strong increase was primarily attributable to:

  A €817 million increase in net investment income, mainly driven by (i) France, where investment revenues rose by €248 million, mainly benefiting from the increase in dividend yields in European equity markets and from an increase in asset base, (ii) the United States, where net investment income increase reached €172 million primarily due to an increase in distributions from private equity funds and higher assets in the General Account, partially offset by lower yields in fixed maturities and mortgages driven by lower reinvestment rates.
  The 2005 net realized gains were €397 million higher as compared to 2004, to €2,889 million. This increase was mainly driven by (i) the United Kingdom, where net realized gains increased by €333 million due equities (ii) AXA Japan, where net realized gains were €345 million higher following a change in asset allocation from U.S. bonds to Japanese government bonds. These higher gains are partly compensated by (iii) a €230 million reduction in net realized gains in Germany, due to higher capital gains in 2004 from equities and fixed income securities, as a result of portfolio changes especially driven by AXA Equity Universe repositioning in equity special funds in 2004 and (iv) a €108 million reduction of capital gains in the United States, down to €17 million primarily on fixed maturities and equities.
  A €3,926 million increase in the change in fair value of financial instruments at fair value through profit & losses (+33% on a current exchange rate basis), reflecting the rise of the world’s major equity indices, as well as stock market increase during 2005. In particular, changes in fair value of financial instruments includes a €3,435 million increase in change in fair value of assets backing contracts with financial risks borne by the policyholders including a €2,052 million increase in France, and a €2,849 million increase in the United Kingdom, both countries benefiting from favorable European stock and fixed maturities markets in 2005. These changes are partly compensated by a

1,711 decrease in fair value of assets backing contracts with financial risks borne by the policyholders in the United States, mainly because market appreciation in 2004, both first and second half, was far greater than in 2005 primarily due to weak markets in the first half of 2005. The corresponding change in liabilities is shown in the technical charges relating to insurance activities below.

  The impairment charge decreased by €–157 million from €264 million to €107 million, including a €70 million net impairment charge on equities as compared to €156 million in 2004, a €8 million net impairment reversal on investment properties as compared to an impairment charge of €55 million in 2004, and a €23 million net impairment charge on fixed maturities, in line with 2004. The main contributors to the 2005 valuation allowance are Germany (€53 million), Japan (€30 million) and Belgium (€25 million).

Technical charges relating to insurance activities increased by €7,308 million up to €65,684 million (or +13%), mainly due to positive market developments and increased revenues and policyholders bonus, and included an €3,435 million increase in charges relating to change in technical liabilities backing contracts with financial risks borne by the policyholders, reflecting the higher change in fair value of the corresponding assets.

Acquisition costs included DAC and equivalent capitalization and insurance acquisition expenses. Acquisition costs increased by €254 million in 2005 as compared to 2004 (or €264 million at constant exchange rates), resulting from the combination of a €870 million increase in deferred acquisition cost capitalization (including a €513 million increase in the United States), a €958 million increase in amortization charge (mainly reflecting reactivity to higher margins in products which are “DAC reactive”), and a €165 million increase in acquisition costs, mainly in the United States (as a result of MONY full year integration) and the United Kingdom.

Amortization of value of purchased life business in force and other intangible assets increased by €90 million up to €558 million. The main contributor to the 2005 charge is Japan (€372 million) mainly due to a change in future investment assumptions.

Administrative expenses were €3,017 million in 2005, up by 1% as compared to 2004, reflecting slight increases in most countries, compensated by the non repetition in 2005 of €225 million expenses occurred in 2004 in the United States due to the integration of MONY.

Other expenses decreased by €249 million in 2005 as compared to 2004, and notably include a €151 million net realized gain on the sale of the headquarter property of AXA Japan during the second half of the year.

Financing debt expenses increased by €19 million, to €119 million in 2005: main contributor to the 2005 charge are the United States (€68 million) and Japan (€29 million).

Income tax expenses decreased by €128 million (or €134 million at constant exchange rates) to €843 million. In Japan, a €569 million decrease in tax charge was recorded, mainly attributable to the reestimation of deferred taxes recorded during the prior years, while 2005 reflects the recoverability of taxe losses carried forward. These gains, together with a €58 million reduction in the tax charge in France (mainly attributable to lower tax rate and higher capital gains benefiting from a reduced effective tax rate), were partly reduced by higher tax charges in the United States (mainly due to higher earnings) and the United Kingdom, where higher policyholders charges are recorded because of the undiscounted tax adjustment on unrealized gains attributable to policyholders in Unit Linked Life funds1.

The €70 million increase in goodwill impairment reflects the exceptional decrease coming from the reestimation of the deferred tax asset in Japan for the part which was recognized by Nichigan at the time it was purchased by AXA.

Net income increased by €579 million (or €589 million at constant exchange rate) to €2,404 million. This improvement was mainly attributable to higher fees and revenues due to growth and market appreciation, and to higher net investment result (excluding change in fair value of assets with financial risk carried by policyholders) notably reflecting increased net investment income, higher capital gains, and lower impairment charges. This increase was primarily driven by the United States (up €296 million - with full year effect of MONY integration), Japan (up €118 million) and France (up €97 million).

(1) Mismatch where undiscounted deferred tax provided on unit linked assets but the unit liability reflects the expected timing of the payment of future tax.

Property & Casualty segment

The tables below present the operating results of AXA’s Property & Casualty segment, as well as the contribution to gross revenues and net income attributable to the principal geographic operations within this segment for the periods indicated. This information below is before elimination of intercompany transactions.

(in euro millions)
	Years ended December 31,
	2005	2004	Variation
Gross written premiums	18,913	17,903	1,010
Fees and revenues from investment contracts with no participating features	–	–	–
Revenues from insurance activities	18,913	17,903	1,010
Net revenues from banking activities	–	–	–
Revenues from other activities	43	42	1
TOTAL REVENUES	18,956	17,945	1,011
Change in unearned premium reserves net of unearned revenues and fees	(269)	(250)	(19)
Net investment income	1,443	1,320	124
Net realized gains and losses	499	487	12
Change in fair value of financial instruments at fair value through Profit & Loss	82	113	(31)
Change in financial instruments impairment	(84)	(124)	40
Net investment result excluding financing expenses	1,940	1,795	145
Technical charges relating to insurance activities	(12,347)	(11,959)	(388)
Net result of reinsurance ceded	(581)	(663)	82
Bank operating expenses	–	–	–
Acquisition costs	(3,382)	(3,089)	(293)
Amortization of value of purchased life business in force and other intangible assets	–	–	–
Administrative expenses	(1,961)	(1,717)	(244)
Valuation allowances on tangible assets	(1)	(7)	6
Other	12	3	9
Other operating income and expenses	(18,259)	(17,432)	(827)
INCOME FROM OPERATING ACTIVITIES, GROSS OF TAX	2,368	2,059	309
Income arising from investment in associates – Equity method	3	34	(31)
Financing debts expenses	(11)	(22)	12
OPERATING INCOME GROSS OF TAX	2,361	2,071	290
Income tax	(566)	(563)	(3)
NET OPERATING RESULT	1,795	1,508	287
Change in goodwill impairment	–	(29)	29
Minority interests share in income	(58)	(39)	(19)
NET INCOME	1,737	1,439	298

N.B.: Change in consolidation method in Turkey, Hong Kong and Singapore (from equity method to full consolidation) as at January 1, 2005.

CONSOLIDATED GROSS REVENUES (a)

(in euro millions)
	Years ended December 31,
	2005	2004	Variation
France	5,096	4,932	164
United Kingdom & Ireland	4,413	4,493	(80)
Southern Europe	3,019	2,901	118
Germany	2,798	2,815	(17)
Belgium	1,462	1,443	18
Other countries (b)	2,168	1,361	807
TOTAL	18,956	17,945	1,011
Intercompany transactions	(81)	(93)	12
Contribution to consolidated gross revenues	18,874	17,852	1,023

(a) Before elimination of intercompany transactions.
(b)  Change in consolidation method in Turkey, Hong-Kong and Singapore (from equity method to full consolidation) since January 1st, 2005.

AXA GROUP – RATIOS

(in %)
	Years ended December 31,
	2005	2004
Current accident year loss ratio (net)	72.2%	73.9%
All accident year loss ratio (net)	69.2%	71.3%
Expense ratio	28.5%	27.1%
Combined ratio	97.7%	98.5%

NET INCOME

(in euro millions)
	Years ended December 31,
	2005	2004	Variation
France	464	407	57
United Kingdom & Ireland	464	372	92
Germany	295	163	132
Southern Europe	153	185	(32)
Belgium	183	228	(46)
Others segments	179	83	95
Contribution to net income	1,737	1,439	298

In 2005, the Property & Casualty Segment accounted for 26.1% of AXA’s consolidated gross revenues after elimination of intercompany transactions (2004: 27%). The Property & Casualty segment had a positive contribution to AXA’s 2005 consolidated net income of 42% (positive contribution in 2004: 39%).This segment has shown continuous operational improvements over 2005 and 2004.

Analysis of investment results

The following table summarizes the net investment results of the Property & Casualty operations by type of invested assets for the periods indicated, before intercompany eliminations.

NET GAINS ON FINANCIAL ASSETS (a)

(in euro millions)
	Net investment income			Net realized investment gains and losses			Change in fair value of financial instruments at fair value through P&L			Change in financial instruments impairment			Net investment result
	(Years ended December 31)
	2005	2004	Variation	2005	2004	Variation	2005	2004	Variation	2005	2004	Variation	2005	2004	Variation
Investment property	68	94	(26)	20	76	(55)	16	(2)	18	(27)	(33)	6	77	135	(58)
Fixed maturities	1,170	1,011	159	71	(6)	77	8	33	(25)	–	(1)	1	1,250	1,038	212
Equity securities	255	205	50	412	425	(12)	101	59	41	(45)	(85)	40	723	604	120
Non controlled investment funds	8	11	(3)	25	30	(5)	5	(1)	6	(5)	(2)	(2)	34	38	(4)
Other assets held by consolidated investment funds designated as at fair value through profit & loss	1	–	1	1	–	1	10	(1)	11	–	–	–	12	(1)	13
Loans	43	40	2	–	–	–	–	–	–	(4)	(2)	(2)	39	38	1
Assets backing contracts where the financial risk is borne by policyholders	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Hedge accounting derivatives	–	–	–	–	–	–	(21)	13	(35)	–	–	–	(21)	13	(35)
Other derivatives	1	–	1	5	6	(1)	(38)	–	(38)	–	–	–	(32)	6	(38)
Investment management expenses	(109)	(103)	(6)	–	–	–	–	–	–	–	–	–	(109)	(103)	(6)
Other	5	60	(56)	(35)	(43)	8	1	10	(10)	(4)	(1)	(3)	(33)	27	(60)
NET INVESTMENT RESULT	1,443	1,320	124	499	487	12	82	113	(31)	(84)	(124)	40	1,940	1,795	145

(a) Before intercompany eliminations.

Since January 1st, 2005 Turkey, Singapore and Hong Kong are fully consolidated, while they were accounted for under the equity method until December 31, 2004.

The year on year commentaries below are based on the operating results of the segment before elimination of inter- company transactions (refer to Note 4 “Segment information” to the Consolidated Financial Statements included in Item 18 of this Annual Report for further information).

Year ended December 31, 2005 compared to year ended December 31, 2004

Gross revenues (before elimination of intercompany transactions) increased by €1,011 million to €18,956 million in 2005 (+6%), or €965 million on a constant foreign exchange rate basis.

This increase in gross revenues is partly due to the full consolidation (since January 1st, 2005) of Turkey, Hong Kong and Singapore previously accounted for under equity method: the total revenues of these entities amounted €596 million in 2005.The rest of the increase is mainly attributable to France (€+164 million), Southern Europe (€+118 million), and Canada (€+112 million).

Net investment result was €1,940 million, improved by €145 million compared to 2004.

Net investment income rose by 124 million to €1,443 million or +9% in 2005 compared to 2004, (including a €40 million net investment result from entities previously consolidated under equity method), and mainly results from a €+159 million increase in revenues on fixed maturities, mainly attributable to (i) Germany (€+29 million) reflecting higher dividend yields and lower charges on financial interests credited on the UBR products (specific German Protection Products), (ii) and the United Kingdom (€+53 million) where the re-investment of surplus cash into bonds and greater average asset value in 2005 generated increased income, with positive operational cash flows being invested.

Net realized gains and losses amounted to €499 million in 2005, up by €12 million compared to 2004, including €412 million realized gains on equities. Main contributors to the 2005 net realized gains were Germany (€160 million net realized gains in 2005) mainly reflecting higher gains from equities due to AXA Equity Universe repositioning and from other investments mainly driven by foreign currency losses realization in 2004, and United Kingdom (€98 million in 2005) benefiting from one-off bond gains.

Changes in fair value of financial instruments through P&L were €+82 million in 2005 as compared to €113 million in 2004, including €67 million in France mainly attributable to equities.

Charges relating to financial instrument impairment decreased by €40 million down to €–84 million, mainly on equities and investment properties, due to reductions in impairment charges in France, Germany and Belgium.

Technical charges relating to insurance activities slightly increased (+3% or €+388 million) to €12,347 million, which in a context of increasing revenues reflected a continuing improvement in operational performance in most countries.

The current accident year loss ratio improved by 1.7 points to 72.2% mainly driven by better claims experience and reduced claims handling costs.

In France, the current accident year loss ratio improved by 0.3 to 74%, notably due to a lower reinsurance cost in individual business, while the all accident year loss ratio improved by 1.9 to 73.5%, attributable to (i) the non recurrence of a €–54 million adverse loss developments in construction in 2004, (ii) positive developments in Property in 2005 and Motor, which more than offset (iii) reserve strengthening on natural events (€–35 million related to the 2003 drought) and (iv) a €–39 million impact of the decrease of the annuity reserve discount rate in line with lower interest rates in France.

In the United Kingdom, the current accident year loss ratio improved by 2.6 points to 65.1%, mainly due to better claims experience on Personal Lines and the non recurrence of 2004 exceptional large injury loss claims on Motor. As a consequence, the current year technical result improved by €80 million to €1,520 million or by €92 million on a constant exchange rate basis. The all accident year loss ratio improved by 3.3 points to 63.1% as a result of better current accident year loss ratio and the net positive impact of the prior year reserves review, for the second year in a row.

In Southern Europe, the current accident year loss ratio slightly improved by 0.2 points to 78.3%: the observed softening of the motor cycle was offset by (i) the favorable trend in bodily injury claim frequency, (ii) improvements in claims management processes, and (iii) some improvements in non-motor lines. The all accident year-loss ratio also slightly improved by 0.4 points to 75.6%.

In Germany, the current accident year loss ratio improved by 3.4 points to 72.2% mainly driven by lower claims handling costs due to a change in cost allocation (-2.1 points offset in administrative expenses) and lower claim charge in Property. All accident year loss ratio improved by 3.9 points to 65.8% in line with current accident year loss ratio evolution. The net technical result on previous years amounted to €180 million in 2005 (as compared to €169 million in 2004) mainly driven by boni on Property (both in personal and commercial) and assumed business.

In Belgium, the current year loss ratio improved by 1.2 points to 81.4% mainly due to an improved claims pattern in Motor, Accident, Workers’ Compensation and Corporate Liability. The all accident year loss ratio deteriorated by 0.6 point to 70.0% as the improvement in the current year loss ratio was offset by lower positive reserve developments.

Net result of reinsurance ceded was a loss of €–581 million, reduced by €82 million as compared to 2004. This result was mainly attributable to France, with a €+72 million improvement mainly in individual business.

Acquisition costs increased by €293 or +9% as compared to 2004, including (i) a €101 million increase in the United Kingdom, reflecting the change in business mix towards higher commission products, (ii) €44 million increase in France due to a €42 million lower level of capitalization on acquisition costs, (iii) a €36 million increase in Germany attributable to extraordinary advertising costs from the motor campaign and also to a €18 million non recurring amortization of capitalized acquisition expenses, and (iv) a €54 million charge in Turkey, Singapore and Hong Kong P&C operations previously accounted for under equity method.

Administrative expenses increased by €244 million, (14%) to €1,961 million, including €85 million (or +5%) attributable to the 3 entities previously consolidated under the equity method. The other contributors to the increase were France (€+60 million) following a €51 million increase in commissions allocated to administrative expenses (including a €31 million non recurring charge related to agent benefits), Germany (€+59 million mainly due to the new cost allocation), and Canada (€+41 million) mainly because of increased activity.

The reduction of €–31million in income arising from investment in associates mainly reflects the change in scope of consolidation for Turkey, Hong Kong and Singapore from equity method (€31 million revenues in 2004) to full consolidation since January 1st, 2005.

Income tax expense remains steady at €566 million in 2005, the global increase in tax charge attributable to increased revenues being partly compensated notably by a €42 million reduction in the United Kingdom, where non recurring tax benefits in 2005 were booked upon reestimation of deferred tax assets following improved earnings.

The increase of minority interests includes a €10 million new minority interests relating to companies previously consolidated under the equity method (Turkey, Hong Kong and Singapore).

Net income group share increased by €+298 million, to €1,737 million. Overall, this increase was driven by improved operating performance, combined with higher volumes of business, and higher investment results driven by both increased invested assets and lower impairment charges. This was particularly true in Germany (€+132 million net income), the United Kingdom (€+92 million net income) and France (€+57 million net income).

International Insurance segment

The following table presents the gross revenues and net income for the International Insurance segment for the periods indicated.

CONSOLIDATED GROSS REVENUES (a)

(in euro millions)
	Years ended December 31,		Variation
	2005	2004
AXA RE	1,460	1,069	392
AXA Corporate Solutions Assurance	1,614	1,517	97
AXA Cessions	60	94	(33)
AXA Assistance	621	554	67
Other	147	239	(93)
TOTAL	3,903	3,473	430
Intercompany transactions	(90)	(109)	19
Contribution to consolidated gross revenues	3,813	3,363	449

(a) Before elimination of intercompany transactions.

NET INCOME

(in euro millions)
	Years ended December 31,		Variation
	2005	2004
AXA RE	67	126	(59)
AXA Assistance	43	19	24
AXA Corporate Solutions Assurance	97	97	(1)
AXA Cessions	9	17	(9)
Other	(31)	(16)	(15)
Contribution to net income	184	244	(60)

In 2005, the International Insurance segment accounted for 5% of AXA’s consolidated gross revenues after elimination of intercompany transactions (stable compared with 2004). The International Insurance segment had a positive contribution to AXA’s 2005 consolidated net income of 4% (positive contribution in 2004: 7%).

Analysis of investment results

The following table summarizes the net investment results of the International Insurance operations by type of invested assets for the periods indicated.

NET GAINS ON FINANCIAL ASSETS (a)

(in euro millions)
	Net investment income			Net realized investment gains and losses			Change in fair value of financial instruments at fair value through P&L			Change in financial instruments impairment			Net investment result
	(Years ended December 31)
	2005	2004	Variation	2005	2004	Variation	2005	2004	Variation	2005	2004	Variation	2005	2004	Variation
Investment property	–	14	(13)	13	(1)	14	–	–	–	–	–	1	14	13	1
Fixed maturities	294	250	44	18	65	(47)	(3)	–	(3)	–	(1)	–	309	315	(6)
Equity securities	19	20	(1)	28	89	(61)	8	1	7	(2)	(14)	12	52	95	(43)
Non controlled investment funds	10	8	2	71	30	41	8	1	7	(1)	(10)	9	88	28	59
Other assets held by consolidated investment funds designated as at fair value through profit & loss	2	–	2	(2)	–	(2)	–	–	–	–	–	–	–	–	–
Loans	26	42	(16)	–	–	–	–	–	–	–	–	–	26	42	(16)
Assets backing contracts where the financial risk is borne by policyholders	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Hedge accounting derivatives	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Other derivatives	–	–	–	–	–	–	(17)	–	(17)	–	–	–	(17)	–	(17)
Investment management expenses	(61)	(35)	(26)	–	–	–	–	–	–	–	–	–	(61)	(35)	(26)
Other	68	48	20	18	(8)	26	(1)	–	(1)	–	3	(3)	85	42	43
NET INVESTMENT RESULT	357	347	11	147	175	(28)	(6)	2	(7)	(3)	(22)	19	495	500	(5)

(a) Before intercompany eliminations.

AXA RE

(in euro millions)
	Years ended December 31,
	2005	2004	Variation
Gross written premiums	1,460	1,069	392
Fees and revenues from investment contracts with no participating features	–	–	–
Revenues from insurance activities	1,460	1,069	392
Net revenues from banking activities	–	–	–
Revenues from other activities	–	–	–
TOTAL REVENUES	1,460	1,069	392
Change in unearned premium reserves net of unearned revenues and fees	(1)	231	(232)
Net investment income	134	127	7
Net realized gains and losses	84	62	22
Change in fair value of financial instruments at fair value through Profit & Loss	(10)	(1)	(9)
Change in financial instruments impairment	(2)	(11)	9
Net investment result excluding financing expenses	206	178	28
Technical charges relating to insurance activities	(1,897)	(1,136)	(760)
Net result of reinsurance ceded	447	11	436
Bank operating expenses	–	–	–
Acquisition costs	(115)	(95)	(21)
Amortization of value of purchased life business in force and other intangible assets	–	–	–
Administrative expenses	(41)	(95)	54
Valuation allowances on tangible assets	3	–	3
Other	(1)	8	(8)
Other operating income and expenses	(1,604)	(1,307)	(297)
INCOME FROM OPERATING ACTIVITIES, GROSS OF TAX	62	170	(108)
Income arising from investment in associates – Equity method	1	–	1
Financing debts expenses	(5)	(11)	6
OPERATING INCOME GROSS OF TAX	58	160	(102)
Income tax	9	(27)	36
NET OPERATING RESULT	67	133	(66)
Change in goodwill impairment	–	(7)	7
Minority interests share in income	–	–	–
NET INCOME	67	126	(59)

(in euro millions)
	Years ended December 31,
	2005	2004
Gross revenues	1,460	1,069
Attritional current year loss ratio (a) (b)	55.9%	56.1%
Attritional all accident year loss ratio (a) (b)	49.6%	51.0%
All accident year loss ratio (net) (c)	99.2%	82.8%
Net technical result (excluding fees)	9	174
Expense ratio	13.3%	18.0%

(a) Net of ceded reinsurance (cession and retrocession).
(b) Attritional data exclude (i) major losses in claims charge and (ii) covers cost in ceded premiums.
(c) (Attritional claim charge and major loss cost on all accident years) divided by (net earned premiums, net of all reinsurance costs including covers).

Year ended December 31, 2005 compared to year ended December 31, 2004

Revenues increased by 17% on a comparable basis mainly due to the non-recurrence of some 2004 negative  premium adjustments and the increase in reinstatement premiums linked to major events in 2005. Excluding these two  effects, revenues increased by 6% mainly driven by higher premiums in selected non proportional General Liability  business, taking advantage of favorable pricing conditions, as well as in Credit business, Marine Offshore and Non-Cat  Property.

Net investment result increased by €28 million to €206 million in 2005, mainly driven by (i) higher realized capital gains taking advantage of the good performance of European stock markets in 2005 partly offset by an adverse exchange rate impact (U.S. dollar /€) and (ii) higher revenues on fixed income assets and equities.

Net technical result decreased by €165 million to €9 million, mainly explained by the following:

Non Life net technical result decreased by €227 million to €–52 million:

  The net attritional margin on current accident year decreased by €4 million down to €512 million driven by a 5 point higher net attritional current year loss ratio at 58.5% offset by a positive volume effect (€126 million higher earned premiums).
  The cost of cover programs decreased by €12 million to €–152 million.
  The current year major losses cost increased by €316 million to €572 million, due to seven major losses in 2005 including hurricanes Katrina, Rita and Wilma (€–481 million impact net of reinsurance and gross of tax), versus €–256 million in 2004 essentially due to the 2004 U.S. hurricanes.
  The technical result on prior years increased by €80 million to €161 million. 2005 boni were mainly driven by the favorable development of claims experience in recent underwriting years (notably 2004).

Life net technical result increased by €63 million to €61 million due to the good performance of stock markets in 2005 on the run off of the ABR portfolio.

Expense ratio improved by 4.7 points to 13.3% as a result of a decrease in general expenses by €28 million to €–154 million, particularly in administrative expenses due to lower employment costs.

As a result, the combined ratio increased by 11.7 points to 112.5%.

Income tax expense amounted to €9 million in 2005 (tax profit), with a €+36 million increase, mainly due to the negative AXA RE Paris gross tax result in 2005.

As a result, net income decreased by €59 million to €67 million.

AXA Corporate Solutions Assurance

(in euro millions)
	Years ended December 31,		Variation
	2005	2004
Gross written premiums	1,599	1,502	97
Fees and revenues from investment contracts with no participating features	–	–	–
Revenues from insurance activities	1,599	1,502	97
Net revenues from banking activities	–	–	–
Revenues from other activities	15	15	–
TOTAL REVENUES	1,614	1,517	97
Change in unearned premium reserves net of unearned revenues and fees	(43)	3	(46)
Net investment income	136	125	11
Net realized gains and losses	36	77	(41)
Change in fair value of financial instruments at fair value through Profit & Loss	4	2	2
Change in financial instruments impairment	–	(14)	14
Net investment result excluding financing expenses	175	190	(15)
Technical charges relating to insurance activities	(1,160)	(922)	(238)
Net result of reinsurance ceded	(222)	(404)	182
Bank operating expenses	–	–	–
Acquisition costs	(113)	(108)	(5)
Amortization of value of purchased life business in force and other intangible assets	–	–	–
Administrative expenses	(90)	(90)	(1)
Valuation allowances on tangible assets	–	–	–
Other	–	(13)	13
Other operating income and expenses	(1,585)	(1,536)	(49)
INCOME FROM OPERATING ACTIVITIES, GROSS OF TAX	161	174	(13)
Income arising from investment in associates – Equity method	–	–	–
Financing debts expenses	(13)	(29)	16
OPERATING INCOME GROSS OF TAX	149	146	3
Income tax	(51)	(47)	(4)
NET OPERATING RESULT	98	99	(1)
Change in goodwill impairment	–	–	–
Minority interests share in income	(1)	(1)	–
NET INCOME	97	97	(1)

(in euro millions)
	Years ended December 31,
	2005	2004
Gross revenues	1,614	1,517
Current accident year loss ratio (net) (a)	88.9%	88.6%
All accident year loss ratio (net)	87.9%	87.2%
Net technical result	189	195
Expense ratio	12.9%	13.0%

(a) Current accident year claim charges (including claims handling expenses) / Current accident year earned revenues (excluding premium adjustments on previous years).

Year ended December 31, 2005 compared to year ended December 31, 2004

Total revenues increased by €97 million (6%) to €1,614 million. On a comparable basis (exchange rate impact) the growth was 4.8% mainly driven by a strong growth in Marine (+6% on a comparable basis) and Aviation (+13% on a comparable basis). Other lines of business experienced a more limited growth (+3%) in a softening market.

Net investment result excluding financial expenses decreased by €15 million (-8%) to €175 million resulting from (i) €41 million lower capital gains to €36 million due to a high level of realized capital gains in 2004 (sale of BNP Paribas shares) partly offset by (ii) €11 million higher net investment income due to increased dividend yields on the European stock markets and to an increased asset base, and (iii) €14 million of allowances to equities impairment in 2004.

Other operating income & expenses increased by €49 million (+3%) to €–1,585 million. Technical charges relating to insurance activities increased by €238 million (+26%) to €–1,160 million due to increased activity and to the deterioration of the all accident year loss ratio by 0.7 points to 87.9% following (i) increased case by case claims in Motor in France and UK, (ii) U.S. hurricanes Katrina and Wilma and (iii) lower boni in Aviation and Property. Net result of reinsurance ceded improved by €182 million to €–222 million. Acquisition costs increased by €5 million to €–113 million in line with increased activity and administrative expenses remained stable at €90 million.

As a result, income from operating activities, gross of tax, decreased by €13 million to €161 million.

Operating income gross of tax increased by €3 million to €149 million resulting from the €13 million decrease of income from operating activities (gross of tax), offset by the €16 million decrease in financing debts expenses following the subordinated debt restructuring implemented at the end of 2004.

Income tax increased by €4 million to €–51 million in line with increased operating income gross of tax.

As a result, net income remained stable at €97 million.

AXA Cessions

Year ended December 31, 2005 compared to year ended December 31, 2004

Gross revenues decreased by €33 million to €60 million. Net income was also reduced, down €8 million to €9 million.

Assistance

Year ended December 31, 2005 compared to year ended December 31, 2004

Gross revenues increased by €67 million (+12%) to €621 million resulting from (i) increased business with car manufacturers (France, Germany, Italy), (ii) positive new inflow on travel insurance (mainly Germany) and home services providers (France, UK), and (iii) increased legal protection agreements in Italy.

Net investment result excluding financial expenses decreased slightly by €–1 million to €6 million mainly due to 2004 impairment write-back.

Net income increased by €24 million to €43 million mainly due to the sale of CAS, a UK based software company (net impact of €+23 million).

Other Transnational Activities

Year ended December 31, 2005 compared to year ended December 31, 2004

Net income from the other transnational Insurance operations decreased by €15 million to a loss of €31 million due to a €15 million lower gains realisation mainly as 2004 was impacted by a restructuring of the asset portfolio which induced some significant gains on equities and bonds.

The U.S. non life entities were impacted in 2005 by a €–12 million valuation allowance on a deferred tax asset, as compared to  €–31 million in 2004. In addition, the net technical result improved by €14 million, mainly explained by the 2004 charge linked to U.S. hurricanes.

The European entities net income in 2005 was mainly driven by some negative reserve developments on UK entities.

The U.S. life reinsurance entities net income decrease reflected the reduction in premium volume due to the run-off status of the business and the weak performance of U.S. markets.

Asset Management segment

The Asset Management segment includes third-party asset management and asset management on behalf of AXA insurance companies. The tables below present the revenues and net income for the Asset Management segment for the periods indicated:

CONSOLIDATED GROSS REVENUES (a)

(in euro millions)
	Years ended December 31,		Variation
	2005	2004
AllianceBernstein	2,587	2,434	153
AXA Investment Managers	1,195	944	252
TOTAL	3,783	3,378	405
Intercompany transactions	(343)	(293)	(50)
Contribution to consolidated gross revenues	3,440	3,084	355

(a) Before elimination of intercompany transactions.

NET INCOME

(in euro millions)
	Years ended December 31,		Variation
	2005	2004
AllianceBernstein	254	207	47
AXA Investment Managers	156	97	59
Contribution to net income	411	304	107

In 2005, the Asset Management segment accounted for 5% of AXA’s consolidated gross revenues after elimination of intercompany transactions (in line with 2004). The Asset Management segment had a positive contribution to AXA’s 2005 consolidated net income of 10% (positive contribution in 2004: 8%).

AllianceBernstein

The operating results for AllianceBernstein are presented below for the periods indicated. This information below is before any elimination of inter-company transactions.

(in euro millions)
	Years ended December 31,		Variation
	2005	2004
Gross written premiums	–	–	–
Fees and revenues from investment contracts with no participating features	–	–	–
Revenues from insurance activities	–	–	–
Net revenues from banking activities	–	–	–
Revenues from other activities	2,587	2,434	153
TOTAL REVENUES	2,587	2,434	153
Change in unearned premium reserves net of unearned revenues and fees	–	–	–
Net investment income	–	–	–
Net realized gains and losses	34	4	30
Change in fair value of financial instruments at fair value through Profit & Loss	–	–	–
Change in financial instruments impairment	–	–	–
Net investment result excluding financing expenses	34	4	30
Technical charges relating to insurance activities	–	–	–
Net result of reinsurance ceded	–	–	–
Bank operating expenses	–	–	–
Acquisition costs	–	–	–
Amortization of value of purchased life business in force and other intangible assets	–	–	–
Administrative expenses	(1,834)	(1,804)	(30)
Valuation allowances on tangible assets	–	–	–
Other	(20)	(18)	(1)
Other operating income and expenses	(1 854)	(1 823)	(31)
INCOME FROM OPERATING ACTIVITIES, GROSS OF TAX	767	615	152
Income arising from investment in associates – Equity method	–	–	–
Financing debts expenses	(21)	(22)	–
OPERATING INCOME GROSS OF TAX	746	593	153
Income tax	(207)	(126)	(81)
NET OPERATING RESULT	539	467	71
Change in goodwill impairment	–	–	–
Minority interests share in income	(285)	(261)	(24)
NET INCOME	254	207	47

The year on year commentaries below are based on the operating results of the segment before elimination of inter- company transactions (refer to Note 4 “Segmental Information” to the Consolidated Financial Statements included elsewhere in this Annual Report for further information).

Year ended December 31, 2005 compared to year ended December 31, 2004

Assets under Management (“AUM”) increased by €95 billion from year-end 2004 to €491 billion at the end of 2005 as net positive long-term inflows (€22 billion), a positive exchange rate impact (€63 billion) and market appreciation (€34 billion) more than offset the €24 billion decrease in AUM related to the sale of the Cash Management Services to Federated Investors and sale of foreign joint ventures.

Fees, commissions and other revenues were up €153 million to €2,587 million due to higher investment advisory fees driven by 11% higher average AUM and increased performance fees, partially offset by lower distribution revenues due to lower AUM in the Retail channel. In addition, AllianceBernstein has restructured its Private Client fee structure during the first half of 2005, effectively eliminating transaction charges while raising base fees.

General expenses increased by €30 million or by 2% at constant exchange rate, as higher compensation expenses from increased earnings were offset by lower distribution costs and professional fees.

Income tax expenses increased by €81 million to €–207 million both on constant and current exchange rate basis due to higher pre tax-earnings and 2004 state tax reserve release of €28 million.

Net income increased by €47 million to €254 million or up €48 million at constant exchange rate due to higher earnings and net capital gains from the sale of Alliance cash management business (€5 million post tax) and India and South Africa joint ventures (€3 million post tax).

As a result of the acquisition of 16.32 million private units in 2004, AXA Financial’s ownership interest in AllianceBernstein increased from approximately 58% on average in 2004 to approximately 61% in 2005.

AXA Investment Managers (“AXA IM”)

The operating results for AXA Investment Managers are presented below for the periods indicated. This information below is before any elimination of inter-company transactions.

(in euro millions)
	Years ended December 31,		Variation
	2005	2004
Gross written premiums	–	–	–
Fees and revenues from investment contracts with no participating features	–	–	–
Revenues from insurance activities	–	–	–
Net revenues from banking activities	–	–	–
Revenues from other activities	1,195	944	252
TOTAL REVENUES	1,195	944	252
Change in unearned premium reserves net of unearned revenues and fees	–	–	–
Net investment income	27	15	12
Net realized gains and losses	–	–	(1)
Change in fair value of financial instruments at fair value through Profit & Loss	11	3	8
Change in financial instruments impairment	–	–	–
Net investment result excluding financing expenses	38	18	20
Technical charges relating to insurance activities	–	–	–
Net result of reinsurance ceded	–	–	–
Bank operating expenses	–	–	–
Acquisition costs	–	–	–
Amortization of value of purchased life business in force and other intangible assets	–	–	–
Administrative expenses	(973)	(818)	(154)
Valuation allowances on tangible assets	–	–	–
Other	1	23	(22)
Other operating income and expenses	(972)	(795)	(176)
INCOME FROM OPERATING ACTIVITIES, GROSS OF TAX	262	167	95
Income arising from investment in associates – Equity method	–	–	–
Financing debts expenses	–	–	–
OPERATING INCOME GROSS OF TAX	262	167	95
Income tax	(73)	(53)	(21)
NET OPERATING RESULT	188	114	74
Change in goodwill impairment	–	–	–
Minority interests share in income	(32)	(17)	(15)
NET INCOME	156	97	59

Year ended December 31, 2005 compared to year ended December 31, 2004

Assets Under Management (“AUM”) were €432 billion as of December 31, 2005, up by €87 billion compared to December 31, 2004 (+25% on a comparable basis) mainly driven by positive net new money (€+34 billion), principally from third-party institutional and retail clients, market improvement (€+38 billion), acquisition of AXA Framlington (€7 billion), and foreign exchange variance (€+6 billion).

Fees, commissions and other revenues, including those earned from AXA insurance companies eliminated in consolidation, increased by €252 million (or +27%) from 2004 to €1,195 million. Excluding fees retroceded to distributors, net revenues grew by 28% on a comparable basis, which is mainly driven by higher average AUM (+21% on a comparable basis), a better product mix and higher performance fees.

Administrative expenses increased by €154 million to €–973 million. Excluding commissions paid to third-party agents, expenses increased on a comparable basis at a lower pace than revenues.

On October 31, 2005 AXA IM SA purchased Framlington. The impact on net income in 2005 was a decrease of €–6 million mainly attributable to exceptional costs. Net income increased by €59 million to €156 million as a result of a business growth and an improvement in cost income ratio.

Other Financial Services Segment

The tables below present the gross revenues and net income for the Other Financial Services segment for the periods indicated:

CONSOLIDATED GROSS REVENUES (a)

(in euro millions)
	Years ended December 31,		Variation
	2005	2004
AXA Bank (Belgium)	339	268	71
AXA Banque (France)	70	105	(35)
AXA Bank (Germany)	28	28	–
Other (b)	4	4	–
TOTAL	441	404	37
Intercompany transactions	(13)	(17)	4
Contribution to consolidated gross revenues	428	387	41

(a) Before elimination of intercompany transactions.
(b) Includes CFP, CDO’s and Real Estate entities.

NET INCOME

(in euro millions)
	Years endedDecember 31,
	2005	2004	Variation
AXA Bank (Belgium)	69	9	59
AXA Banque (France)	(11)	(3)	(8)
AXA Bank (Germany)	3	2	1
Others	22	5	17
Contribution to net income	82	13	69

In 2005, Other Financial Services Segment accounted for 1% of AXA’s consolidated gross revenues after elimination of inter-company transactions (in line with 2004). This segment contributed 2% to AXA’s consolidated net income in 2005 (in 2004: 0.3% ).

Year ended December 31, 2005 compared to year ended December 31, 2004
AXA Bank (Belgium)

Net income increased by €59 million to €69 million mainly driven by an improved interest margin, the reversal of a  provision for risks related to loan activities in France following a favorable court decision (€16 million), the change in fair  value of derivatives (€+27 million), and in capital gains on equities (€+6 million).

AXA Banque (France)

Net income decreased by €8 million to €–11 million, reflecting a €–9 million unfavorable impact of the change in fair  value of macro-hedging derivative instruments.

AXA Bank (Germany)

Gross revenues remained stable at €28 million. Net income increased by €1 million to €3 million mainly explained  by reduced expenses.

Holding Company Activities

The Holding Company activities consist of AXA’s non-operating companies, including mainly AXA (the Company) being the ultimate parent company for AXA Group, AXA France Assurance, AXA Financial, AXA Asia Pacific Holdings and AXA UK Holdings. The net (loss) income from these activities are presented in the table below for the periods indicated.

NET INCOME

(in euro millions)
	Years ended December 31,		Variation
	2005	2004
AXA SA	(328)	14	(342)
Other French Holdings	1	(10)	11
Other Foreign Holdings	(318)	(92)	(226)
Contribution to net income	(645)	(88)	(557)

Year ended December 31, 2005 compared to year ended December 31, 2004

Net income decreased by €557 million in 2005 to a loss of €645 million. This trend was primarily attributable to:

(i) AXA SA’s net income decreased by €342 million to €–328 million. This is mainly due to:

  the mark-to-market impact on the portion of derivative instruments which are not considered as hedge accounting under IFRS, which decreased by €297 million after tax mainly due to (i) the difference between 2004 and 2005, on the mark-to-market of foreign currencies options hedging AXA Group earnings denominated in foreign currencies and (ii) the decline of the mark-to-market on interest rate swaps mainly resulting from a lower decrease of Euro interest rates in 2005 than in 2004;
  an increase in general expenses by €36 million after tax mainly due to initiatives for developing business, increasing costs in connection with the preparation for the Sarbanes-Oxley 404 attestation of effectiveness of internal controls due at year end 2006, and €3 million related the conclusion of an arbitration with to Nationwide;

(ii) Other foreign holdings net income decreased by €226 million to €–318 million driven by:

  AXA Financial Inc. (€–126 million decrease or €–127 million decrease on a constant exchange rate basis) to €–170 million reflecting after tax loss on the sale of Advest in 2005 of €–69 million and the impact of €43 million state tax release in 2004 related to the sale of DLJ in 2000;
  The Netherlands Holdings (€–107 million decrease to €–3 million), following the €+104 million non-recurring gain recorded in 2004 as a result of the sale of Unirobe;
  AXA UK Holdings (€–33 million decrease to €–105 million), mainly due to a €21 million increase in tax mainly explained by a provision for unremitted overseas earnings in Ireland partly offset by various prior year tax provision releases, together with a €6 million reduction in the net investment result, as well as a €–8 million (net of tax) indemnity to Nationwide;
  Belgium Holdings (€–31 million decrease to €–33 million), notably as a result of an indemnity fee paid following the early repayment of a loan, the non recurrence of the capital gains recognized on the disposal of Crealux, and €8 million related to the conclusion of an arbitration to Nationwide ;

partly offset by:

  an improvement of Germany holdings net income by €82 million to €–1 million, mainly due to (i) €+36 million impact linked to the final settlement in 2005 of the sale of Cologne Re JV announced in 2003, (ii) €+29 million income taxes improvement as a result of the implementation of a tax group with AXA Versicherung, and (iii) €14 million due to the capital loss on the Bausparkasse sale in 2004.

Liquidity and capital resources

In recent years, AXA has expanded its Insurance and Asset Management operations through a combination of acquisitions, joint ventures, direct investments and organic growth. This expansion has been funded primarily through a combination of (i) proceeds from the sale of non-core businesses and assets, (ii) dividends received from operating subsidiaries, (iii) proceeds from the issuance of subordinated convertible debt securities, other subordinated debt securities and borrowings (including debt issued by subsidiaries), and (iv) the issuance of ordinary shares.

The Company and each of its major operating subsidiaries are responsible for financing their operations. The Company, as the holding company for the AXA Group, coordinates these activities and, in this role, participates in financing the operations of certain subsidiaries. Certain of AXA’s subsidiaries, including AXA France Assurance, AXA Financial Inc., AXA Asia Pacific Holdings and AXA UK Plc. are also holding companies and are dependent on dividends received from their own subsidiaries to meet their obligations. Operating entities have to meet multiple regulatory constraints, in particular a minimum solvency ratio. The amount of dividends paid by the entities to the Company take into consideration these constraints as well as potential future regulatory changes. However, based on the information currently available, AXA does not believe that such restrictions constitute a material limitation on its ability to meet its obligations or pay dividends.

AXA’s insurance operations

The principal sources of funds for AXA’s insurance operations are premiums, investment income and proceeds from asset sales. The major uses of these funds are to pay policyholder benefits, claims and claims expenses, policy surrenders and other operating expenses, and to make investments. The liquidity of insurance operations is affected by, among other things, the overall quality of AXA’s investments and the ability of AXA to realize the carrying value of its investments to meet policyholder benefits and insurance claims as they become due.

Life & Savings

Liquidity needs can be affected by fluctuations in the level of surrenders, withdrawals and guarantees to policyholders in the form of minimum income benefits or death benefits, particularly on variable annuity business (see Item 4 “Information on the Company – Life & Savings – Surrenders”).

AXA’s investment strategy is designed to match the net investment returns and the estimated maturity of its investments with expected payments on insurance contracts. AXA regularly monitors the valuation and maturity of its investments and the performance of its financial assets. Financial market performance may affect the level of surrenders and withdrawals on life insurance policies, as well as projected immediate and long-term cash needs. AXA adjusts its investment portfolios to reflect such considerations.

Property & Casualty and International Insurance

Liquidity needs can also be affected by actual claims experience if they differ significantly from the estimated claims experience (see Item 4 “Information on the Company – Claims Reserves”).

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

Asset Management and Financial Services

The principal sources of liquidity relating to these operations are operating cash flows, but also, if necessary, proceeds from the issuance of ordinary shares, drawings on credit facilities and other borrowings from credit institutions.

The financing needs of asset management subsidiaries arise from their activities, which require working capital, in particular to finance prepaid commissions on some mutual fund-type products.

Sources of liquidity

At December 31, 2005, AXA’s cash and cash equivalents stood at €19.5 billion (December 31, 2004: €19.8 billion), excluding bank overdrafts of €0.8 billion, (December 31, 2004: €0.7 billion). Cash and cash equivalents at the parent company fell by €685 million from €1,005 million to €320 million. Most of the decline was caused by AXA’s November 2005 purchase of FINAXA bonds exchangeable into AXA shares, along with the share purchase program intended to control dilution resulting from share-based compensation and employees Shareplan program.

Maturities of financing debts are detailed in Note 17.4 of the Consolidated Financial Statements included in Item 18 of this Annual Report.

As part of its risk control system, AXA has for a number of years paid constant attention to contractual clauses, particularly those that may lead to early redemption. A large proportion of AXA’s debt consists of subordinated bonds with no early redemption clauses, except in the event of liquidation. Early redemption clauses (puts, default triggers, rating triggers) are in general avoided by AXA. However, when market practice makes them unavoidable, AXA has a centralized method of monitoring these clauses. AXA is not currently exposed to early redemption clauses that management believes are likely to have a significant impact on its financial structure.

Subordinated debt

At December 31, 2005, the parent company had outstanding subordinated debt (excluding interest accrued but not yet due) of €8,974 million, or €7,837 million taking into account a €1,137 million reduction due to the impact of foreign exchange derivative instruments.

On a consolidated basis, subordinated debt (including the impact of derivative instruments) totaled €7,752 million at December 31, 2005, after taking into account all intra-group eliminations, down from €8,089 million at December 31, 2004.

The decline of €337 million equates to a fall of €662 million at constant exchange rates, with the adverse €325 million exchange rate impact relating mainly to subordinated bonds denominated in U.S. dollars. The decline was mainly due to the exercise by AXA SA of its early redemption clause on the €500 million of perpetual subordinated notes issued in March 2000 and the maturing of €–294 million of subordinated debt at AXA Financial, partly offset by a reduction in the value of derivatives instruments (€+68 million), following foreign exchange rates changes.

At 31 December, 2005, the number of shares that could be issued as a result of bond conversions was 64.4 million, as opposed to 64.3 million at the end 2004. This increase is due to convertible bonds issued by FINAXA in 1997, and which are now located at AXA level following the AXA-FINAXA merger.

For further information, refer to Note 17 to the Consolidated Financial Statements included in Item 18 of this Annual Report.

Financing debt instruments issued

At December 31, 2005, the parent company’s financing debt instruments issued (excluding accrued interest) totaled €1,236 million, a decrease of €178 million compared to end 2004. The reduction was mainly due to the redemption of Euro Medium Term Notes (“EMTN”) and Bons à Moyen Terme Négociables (“BMTNs”) in an amount of approximately €–332 million, partly offset by a €150 million issue of commercial paper.

On a consolidated basis, AXA’s total financing debt instruments issued amounted to €2,817 million at December 31,  2005, a decrease of €86 million from the €2,903 million figure a year earlier. At constant exchange rates, the decline  was €327 million (exchange rate movements had an adverse impact of €241 million, mainly on the foreign currency-  denominated financing debt instruments issued by the U.S. and UK entities). The decline was mainly due to:

  €210 million bonds of MONY Group Inc. that matured in 2005;
  the redemption of EMTNs and Medium Term Notes (“MTNs”) by the parent company in an amount of €332 million.

Partly offset by:

  the issue of €150 million of commercial paper by the Company on behalf of the Group’s French, UK and German subsidiaries;
  reduction in the value of the trend in derivatives related to foreign exchange rates (€+55 million).

For further information refer to Note 17 to the Consolidated Financial Statements included in Item 18 of this Annual Report.

Financing debt owed to credit institutions

At December 31, 2005, amounts owed by AXA and its subsidiaries to credit institutions were stable at €17 million.

Other debt (Other than financing debt)

Other debt instruments issued

At December 31, 2005, other consolidated debt instruments issued (maturing in less than 1 year) totaled €2,410 million, up from €2,196 million at year end 2004 (including €1,684 million of debt issued by CDOs in 2005). The €215 million increase was mainly due to customer deposits with Sterling Grace of €141 million, and the entry in the scope of consolidation of the real estate company European Office Income Venture (€177 million), partly offset by the exit from the scope of consolidation of CDO Ecureuil (€–95 million).

Other debts by issuance

At December 31, 2005, other debts by issuance (including €0.8 billion of bank overdrafts), totaled €6,000 million of the total amounts of financing debt owed to credit institutions, an increase of €413 million, or €380 million at constant exchange rates. This rise was attributable primarily to the following items:

  a €435 million increase at AXA Bank Belgium as part of liquidity management in banking activities;
  a €68 million increase in bank overdrafts across the whole Group.

These movements were partly offset by:

  lower debt at CDO Jazz 1 (€119 million), in line with a lower volume of managed assets backing these credit lines;
  an €86 million decrease in German operating debt further to the transfer of the mortgage business to AXA Leben.

For further information refer to Note 18 to the Consolidated Financial Statements included in Item 18 of this Annual Report.

Issuance of ordinary shares

Since 1994, AXA has regularly offered employees in France and abroad the opportunity to subscribe to reserved share issues. Through these issues, employees invested €304 million in 2005, leading to the issue of 16.3 million new shares. At December 31, 2005, AXA employees held approximately 4.76% of AXA’s ordinary shares (or 5.6% after the cancellation of AXA shares following the AXA/FINAXA merger) as opposed to 5.11% at December 31, 2004.

In 2005, AXA initiated a program to purchase its own shares in order to reduce the level of dilution resulting from equity-based remuneration and the employee stock purchase plan. Under this program, AXA bought back approximately 20 million AXA shares for a total of €512 million, the majority of which were cancelled thereafter.

In extraordinary shareholders’ meetings held on December 16, 2005, AXA and FINAXA shareholders approved the merger between the two companies. The integration of FINAXA within AXA had retroactive effect from January 1, 2005 in accounting and tax terms for the AXA SA parent company. The transaction resulted in the creation of 299 million AXA shares on December 16, 2005, and the cancellation of 337.5 million AXA shares owned by FINAXA and its subsidiaries, effective January 9, 2006 at the end of the creditor opposition deadline.

Following these transactions, the Mutuelles AXA now own 14.3% of AXA’s capital and 23.19% of its voting rights. For AXA and its shareholders, this transaction simplified the Group’s ownership structure, enhanced the stock’s standing in the market and increased the free float. It also made AXA the direct owner of the AXA brand, which had been owned up to that time by FINAXA. For FINAXA shareholders, the transaction increased the liquidity of the shares they owned and removed the discount at which their shares had traded.

Dividends received

Dividends paid to the Company were €1,420 million in 2005 (2004: €970 million), of which €74 million were in currencies other than the Euro (2004: €121 million). The €450 million increase in dividends in 2005 was mainly due to the following factors:

  Dividends received from European companies rose by €592 million to €1,309 million, including €901 million from AXA France Assurance, €146 million from Belgium and €142 million from Southern European companies. This increase reflects these subsidiaries’ greater payout capacity resulting from improved earnings and surplus capital relative to capital-adequacy requirements. The main increase was from AXA France Assurance, which raised dividends by €321 million (including an interim dividend of €236 million). Belgium increased dividends by €118 million, Southern Europe by €80 million and AXA RE by €53 million.
  Dividends from insurance companies outside Europe fell by €47 million to €74 million in 2005 (2004: €121 million). The decrease was due to the non-recurrence of an exceptional dividend paid by the Moroccan unit in 2004. AXA Financial has not paid a dividend for two years. It is using its cash flow mainly to pay down debts, arising in particular from the acquisition of MONY in 2004.
  Dividends from financial companies fell by €94 million to €38 million in 2005 (consisting mainly of the €31 million received from AXA Investment Managers) as compared to €132 million at December 31, 2004. This fall is explained principally by the lack of dividends paid in 2004 by Compagnie Financière de Paris, whose 2003 earnings were boosted by releases of risk provisions.

The Company is not subject to restrictions on dividend payments, provided that its accumulated profits are sufficient to cover them. However, some subsidiaries, particularly insurance companies, are subject to restrictions on the amount of dividends they can pay to shareholders. For more information on these restrictions, see Note 29 to the Consolidated Financial Statements included in item 18 of this Annual Report.

The Company anticipates that cash dividends received from operating subsidiaries will continue to cover its operating expenses, including planned capital investment in existing operations, interest payments on its outstanding debt and borrowings, and dividend payments during each of the next three years. AXA expects that anticipated investments in subsidiaries and existing operations, future acquisitions and strategic investments will be funded from available cash flow remaining after payments of dividends, debt service and operating expenses, proceeds from the sale of non- strategic assets and businesses, and future issues of debt and equity securities.

Uses of funds

Interest paid by the Company in 2005 totaled €518 million (2004: €561 million, 2003: €487 million) or €266 million after the impact of hedging derivative instruments (2004: €321 million, 2003: €235 million). On a consolidated basis, total interest paid in cash in 2005 was €725 million (2004: €775 million).

Dividends paid to AXA shareholders in 2005 totaled €1,164 million in respect of the 2004 financial year, or €0.61 per ordinary share, versus €0.38 per share paid in respect of the 2003 financial year (€676 million in total). All of these dividends were paid in cash.

Solvency margin

Each insurance company within AXA is required by regulations in the local jurisdictions to maintain minimum levels of capital adequacy and solvency margin. The primary objective of the solvency margin requirements is to protect policyholders. Based on current information and to the best of the Company’s knowledge, AXA’s insurance subsidiaries comply with the applicable solvency requirements.

The solvency and capital adequacy margins in general are calculated based on a formula that contains variables for expenses, inflation, investment earnings, death, disability claims, surrenders, premium dormancy and policyholder options, distribution of assets among investment categories, and the matching of specific categories of assets and liabilities.

The European Directive dated October 27, 1998 required a consolidated solvency calculation effective for periods ending on or after December 31, 2001. France transposed this directive under an ordinance dated August 29, 2001, decreed on March 14, 2002 and applicable from 2002.

Furthermore, the supplementary supervision of credit institutions, investment companies and insurance companies belonging to a “financial conglomerate” was introduced by the European Parliament and Council Directive 2002/87/EC of December 16, 2002.

This directive was transposed into French law by an ordinance dated December 12, 2004, which introduced the notion of a “financial conglomerate” into the insurance code. Article 20 of this ordinance states that it shall apply for the first time to accounts opened as of January 1, 2005.

AXA is generally not regarded as a financial conglomerate in most of the jurisdictions it operates in. However, in accordance with the decree of September 19, 2005, if a company is not subject to additional supervision in this respect, the solvency margin is nevertheless reduced to the extent of any equity stakes that the company holds in credit institutions, investment companies and financial institutions.

In accordance with the practical methods of calculation implemented by AXA by reference to these texts, the adjusted solvency ratio was an estimated 216% at December 31, 2005, compared to 202% at December 31, 2004 on the basis of Solvency I rules, which were effective as of January 1, 2004 and taking into account a portion of future profits generated by in-force life insurance contracts as advised by the 2002.12 Directive dated March 5, 2002.

The Group solvency margin does not take into account the benefits of securitization of a motor insurance portfolio in France waiting for regulatory decisions.

The new requirements are regulated in France by the Autorité de Contrôles des Assurances et des Mutuelles (ACAM).

For additional information relating to the regulation applicable to AXA and its subsidiaries, please see Item 4 "Information on the Company - Additional Factors which may affect AXA's business" of this Annual Report.

Supplementary Information – Contractual Obligations and specific information relating to off-balance sheet arrangements

A schedule of future payments under certain material contractual obligations for AXA Group is set out in the table below as at December 31, 2005.

	Carrying value by contractual maturity			Total carrying
	12 months or less (a)	More than 1 year up to 5 years(b)	More than 5 years (c)	value as at December 31, 2005
Financing debts	311	385	11,234	11,930
Other debt instrument issued, notes and bank overdrafts	6,158	168	2,085	8,411
Total	6,469	553	13,319	20,341

(a) Relates to payments due in 2006.
(b) Relates to payments due from 2007 to 2011.
(c) Relates to payments due in 2012 and thereafter.

This table includes financing debt and other debt (including subordinated debt issued by the Company and its subsidiaries and non-subordinated debt) (please refer to detailed disclosure in notes 17 and 18 to the consolidated financial statements included in Item 18 of this Annual Report) and excludes the effect of related derivatives (see note 20 to the consolidated financial statements for derivative instruments).

As described above, AXA also has amounts borrowed from credit institutions, amounting to €6,017 million (including bank overdrafts for €762 million). Of the total amounts owed nearly all of the arrangements are payable on demand, except those of the company.

AXA also has contractual obligations: (i) to policyholders and/or designated beneficiaries in respect of life, health, retirement contracts and other savings-related contracts, and (ii) to policyholders in respect of Property & Casualty contracts including cover for automobile, homeowners/household, property and general liability insurance for both personal and commercial customers (small to medium-sized companies), large insurance risk cover for large national and international corporations, and reinsurance. These obligations include paying death claims, making annuity payments or paying claims arising from an insurable loss event. The timing of such payments depends on such factors as the mortality and persistency of its customer base and the occurrence of insurable loss events (please refer to note 15 to the consolidated financial statements in Item 18 of this Annual Report).

In addition, from time to time, AXA the Company and or its subsidiaries may become involved in contractual arrangements to which an unconsolidated entity is a party, which may assume many different forms such as, guarantees, subordinated retained interests in assets transferred, derivative instruments, obligations under variable interest entities including special purpose entities and other contingent arrangements. Information on contingent commitments material to AXA can be found in notes to the consolidated financial statements included in Item 18 of this Annual Report, specifically: note 17 for Financing debt, note 18 for Other debts (other than financing debt), note 29 for details on contingent assets and liabilities and unrecognized contractual commitments. In addition, specific to our U.S operations AXA Financial Group has obligations under contingent commitments at December 31, 2005, including: AXA Financial’s and AllianceBernstein’s respective revolving credit facilities and commercial paper programs; AllianceBernstein’s $100.0 million Extensible Commercial Notes (“ECN”) program; the U.S. Insurance Group’s $1.17 billion of undrawn letters of credit; AllianceBernstein’s $125.0 million guarantee on behalf of SCB LLC; and AXA Financial Group’s guarantees or commitments to provide equity financing to certain limited partnerships of $687.4 million.

Our subsidiary, AllianceBernstein, had at year-end 2005 a $173.9 million accrual for compensation and benefits, of which $115.1 million is expected to be paid in 2007-2008, $29.0 million in 2009-2010 and the rest thereafter. Further, AllianceBernstein expects to make contributions to its qualified profit sharing plan of approximately $22.0 million in each of the next four years. AllianceBernstein currently expects to contribute an estimated $3.0 million to its qualified, non- contributory, defined benefit plan during 2006.

Further, AXA Group is also exposed to potential risk related to its own ceded reinsurance agreements with other insurers and to insurance guaranty fund laws in all 50 states, the District of Columbia and Puerto Rico. Under these laws, insurers doing business in these states can be assessed amounts up to prescribed limits to protect policyholders of companies that become impaired or insolvent.

Events subsequent to December 31, 2005, affecting AXA's liquidity

The Management Board proposed and AXA paid, following shareholders approval, a dividend of €0.88 per share on May 12, 2006. This dividend will give rise to a 40% tax credit for individuals whose fiscal residence is in France as of January 1 2006, equal to €0.35 per share.

In 2006, AXA has continued its program to buy back AXA shares in order to reduce the level of dilution resulting from equity-based remuneration and the employee stock purchase plan. AXA bought back 9.4 million AXA shares in January 2006 for a total of €0.25 billion.

Please also refer to Note 30 to the Consolidated Financial Statements included under Item 18 to this Annual Report.

Consolidated Cash Flows

Net cash provided by operating activities totaled €22.1 billion for the year ended December 31, 2005, 1.9 billion higher as compared to 2004, in line with improved operational performance.

A growth in gross revenues was experienced in all of AXA’s major markets: (i) Life & Savings, notably in France as a result of a steady growth in all lines of business, and in the United States, driven primarily by the consolidation of MONY for a full year in 2005 and increases in Variable Annuity and First Year life premiums, (ii) Property & Casualty, mainly driven by France and Southern Europe; growth slightly accelerated, benefiting from good momentum in personal lines and support from Canada as well as full consolidation of Turkey, Hong Kong and Singapore. In addition, AXA benefited from a favorable impact in relation with claims and expense management evolution: the combined ratio improved by 0.8 point over the period, owing to better claims experience in the UK in personal lines and reduced claims handling costs.

Net cash used in investing activities was €18.8 billion in 2005, as compared to €16,5 million in 2004. Net cash used in purchase and sale of financial invested assets amounted €18.1 billion (€13.5 billion in 2004).

Cash used in purchase of subsidiaries and affiliated companies (net of cash acquired) amounted €1.5 billion and mainly consisted of the purchase of mutual funds in France, the purchase of Framlington and Seguro Directo, and the purchase of treasury shares as well. In 2004, cash used in purchase of subsidiaries and affiliated companies (net of cash acquired) amounted €3.9 billon and mainly consisted of the acquisition of MONY, and the purchase of mutual funds in France.

Net cash relating to financing activities totaled €–4.6 billion in 2005, mainly due to the €1.3 billion payment of dividends, and the €3.1 billion repayment of financing debt (including €1.5 billion exchangeable bonds bought by AXA from FINAXA, a €0.9 billion repayment of subordinated perpetual notes, EMTN and BMTN, partly offset by a €0.7 billion equity issuance (including a €304 million capital increase reserved for employees and a €250 million issuance of super subordinated debt). In 2004, net cash relating to financing activities totaled €0.6 billion, mainly resulting from the net cash relating to equity issuance €+2.3 billion, including €1.4 billion conversion of the ORAN (convertible bonds), (this reimbursement also explaining part of the €2 billion reimbursement of financing debt), a €0.3 billion capital increase reserved to employees and a €0.6 billion issuance of super subordinated notes.

At December 31, 2005, total consolidated net cash and cash equivalents amounted to €20.6 billion, net of €0.8 billion bank overdrafts classified under “Other debt instrument issued and bank overdrafts” in the consolidated balance sheet. (2004: respectively €21.8 billion net cash and €0.7 billion of bank overdrafts).

Reconciliation of IFRS to U.S. GAAP

Significant accounting policies

The notes to the Consolidated Financial Statements included in Item 18 of this Annual Report contain a summary of AXA’s significant accounting policies under IFRS (see note 2) and a discussion of the differences between IFRS and U.S. GAAP, which materially affect the determination of AXA’s consolidated net income and shareholders’ equity, including a discussion of recently issued accounting pronouncements (see notes 32 and 33). These policies should be considered in analyzing AXA’s consolidated financial position and consolidated operating results, especially those which require (i) the use of estimates and assumptions, for example, in respect of establishing insurance future policy benefits and claims reserves, or (ii) management to make difficult, complex or subjective judgments.

Please refer to note 32 of the Consolidated Financial Statements for a discussion about the reconciliation of net income and group shareholders’ equity for the years ended December 31, 2005 and 2004.

Glossary

Comparable Basis

On a comparable basis means that the data for the current year period were restated using the prevailing foreign currency exchange rate for the same period of the prior year (constant exchange rate basis) and eliminated the results of acquisitions, disposals and business transfers (constant structural basis) and of changes in accounting principles (constant methodological basis), in one of the two periods being compared.

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

Item 6: Directors, Senior Management and Employees

Implementing sound corporate governance principles has been a priority at AXA for many years. Because its shares are publicly traded on the New York Stock Exchange, AXA is subject to the Sarbanes Oxley Act, which was adopted in the United States in 2002. Accordingly, AXA has made various adjustments necessary to bring the Company into compliance with the Act. AXA has also reviewed its corporate governance in light of the recommendations contained in the Bouton Report and the relevant sections of the French Financial Security Act (Loi de Sécurité Financière) of August 1, 2003.

Governance Structure: Management Board and Supervisory Board

A Management Board and a Supervisory Board have governed AXA since 1997.

An Executive Committee assists the Management Board in the performance of its duties. In addition, the Supervisory Board has established four special-purpose Committees.

Supervisory Board

Role and powers

The Supervisory Board oversees the management of the Company and is accountable to the shareholders. The Supervisory Board appoints and dismisses the Chairman and members of the Management Board and supervises the executive management of the Company.

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
  any contemplated business acquisition;
  agreements to form strategic partnerships;
  the establishment of any stock option plans or the granting of any free allotments of shares for employees of the Company, as well as for employees and officers of related parties, as well as the granting of stock options or free  allotments of shares to members of the Management Board of the Company;
  the implementation of all stock option plans;
  proposals to amend the Company’s bylaws submitted to a vote of the shareholders in an extraordinary meeting;
  appropriations of earnings and dividends for the previous year proposed to shareholders in an ordinary meeting; and
  interim and final dividend payment dates.

Operating procedures

The guidelines governing the operation, organization and compensation of the Supervisory Board and its committees  are contained in its internal regulations.
The Supervisory Board meets at least five times a year.
In 2005, the Supervisory Board met 7 times and the overall attendance rate was 88%.
Its members receive documentation concerning matters to be reviewed prior to each meeting, generally eight days in  advance.

This documentation always includes information on:

  the Group’s operations, as presented in the Management Board’s quarterly report, a press review, and a stock price performance report; and
  reports on committee meetings that have been held since the last Supervisory Board meeting.

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

To ensure that their interests and those of the Group are aligned, the Supervisory Board’s internal regulations require that the members of the Supervisory Board own shares in the Company, the value of which must be at least equal to the amount of directors’ fees they receive in the course of any given year.

Composition

On December 31, 2005, the Supervisory Board had thirteen members, elected by the shareholders. Currently, four members of the Supervisory Board are not French nationals.

At the Company’s Annual General Meeting on April 20, 2005, the shareholders re-elected for four years Anthony Hamilton, Henri Lachmann and Michel Pébereau.

The shareholders also:

  ratified the Supervisory Board’s decision to appoint Leo Apotheker to fill the vacancy left by the death of the late Alfred von Oppenheim, for the remainder of the late Alfred von Oppenheim’s term (i.e. until April 2007);
  elected Jacques de Chateauvieux for a term of four years, replacing Jacques Calvet, whose term had expired at the close of the meeting;
  elected Ms. Dominique Reiniche for a term of four years, replacing Bruno Roger, whose term had expired at the close of the meeting.

Supervisory Board members are selected on the basis of their acknowledged competence and experience, as well as their ability to work together and become actively involved in the supervision of a company like AXA.

The Board makes a special effort to assess the independence of each Supervisory Board member with respect to the Management Board and the Company.

Acting on the recommendation of its Selection, Governance and Human Resources Committee, the Supervisory Board has assessed the independence of all of its members on the basis of the recommendations contained in the Bouton Report on corporate governance in publicly traded companies and, for the members of the Audit Committee, on the basis of the criteria set forth in the Sarbanes-Oxley Act.

On December 31, 2005, nine of the thirteen Supervisory Board members met the independence criteria based on the recommendations of the Bouton Report: Dominique Reiniche, Leo Apotheker, Jacques de Chateauvieux, David Dautresme, Anthony Hamilton, Henri Hottinguer, Henri Lachmann, Gérard Mestrallet and Ezra Suleiman.

Since July 31, 2005, all of the members of the Audit Committee meet the independence criteria set forth in the Sarbanes-Oxley Act.

Composition of the Supervisory Board on December 31, 2005

Name (and age)	Office	Principal occupation or employment	Principal	First
	presently held	(as of December 31, 2005)	business address	appointment / term of office

Claude Bébéar (70)	Chairman of the Supervisory Board	Director or member of the Supervisory Board of AXA Financial (United States), BNP Paribas, Vivendi Universal and Mutuelles AXA; Non-voting member of the board of Schneider Electric.	AXA 25, avenue Matignon 75008 Paris	June 1988 / May 2008
Jean-René Fourtou (66)	Vice-Chairman of the Supervisory Board	Chairman of the Supervisory Board of Vivendi Universal and Groupe Canal+;
		Director or member of the Supervisory Board of Sanofi-Aventis, Cap Gemini, AXA Millésimes, Maroc Telecom (Morocco) and NCB Universal Inc. (United States)	Vivendi Universal 42, avenue de Friedland 75008 Paris	April 1990 / April 2007
Léo Apotheker (52) (1) (3)	Member of the Supervisory Board	President Customer Solutions & Operations,
Member of the Executive Committee of SAP AG;
		Director of SAP America, Inc. (United States), SAP Global Marketing Inc. (United States), SAP Asia Pte. Ltd. (Singapore), SAP JAPAN Co. Ltd. (Japan); SAP FRANCE S.A., S.A.P. ITALIA Sistemi, applicazioni, prodotti in data processing s.p.a. (Italy); SAP Hellas “Systems Application and Data Processing S.A.” (Greece), SAP (Beijing) Software System Co. Ltd. (China) and Ginger SA.	SAP 141, bd Haussmann 75008 Paris	February 2005 / April 2007
David Dautresme (72) (1)	Member of the Supervisory Board	Senior Advisor, Lazard Frères;
Managing Partner of DD Finance;
Chairman of the Supervisory Board of Club Méditerranée;
Director or member of the Supervisory Board of Casino and Fimalac;
		Non-voting member of the Board of Eurazeo.	Lazard Frères 121, bd Haussmann 75008 Paris	April 1990 / April 2007
Jacques de Chateauvieux (55) (1) (4)	Member of the Supervisory Board	Chairman and CEO of BOURBON, Chairman of the Board of Directors of SAPMER S.A., Cbo Territoria, JACCAR SAS; Director of Vindemia SAS, Happy World Foods, Ltd.	BOURBON 33, rue du Louvre 75002 Paris	April 2005 / April 2009

(1) Independent in accordance with the independance criteria based on the recommendations of the Bouton Report.
(2) Reappointed by the shareholders on April 20, 2005.
(3) Co-opted by the AXA Supervisory Board on February 23, 2005; ratified by the shareholders on April 20, 2005.
(4) Appointed by the shareholders on April 20, 2005.

Name (and age)	Office presently held	Principal occupation or employment (as of December 31, 2005)	Principal business address	First appointment / term of office
Anthony Hamilton (64) (1)(2)	Member of the Supervisory Board	Non-executive Chairman of AXA UK Plc
(United Kingdom) and AXA Equity and Law (United Kingdom);
		Director or member of the Supervisory Board of AXA Financial (United States); Pinault-Printemps-Redoute, Swiss Re Capital Markets Limited (United Kingdom), Binley Limited (United Kingdom and Tawa UK Limited (United Kingdom).	AXA UK PLC 5 Old Broad Street London EC2N 1AD UK	January 1996 / April 2009
Henri Hottinguer (71) (1)	Member of the Supervisory Board	Chairman and CEO of Sofibus;
Chairman of the Supervisory Board of Emba NV (The Netherlands);
Chairman of the Board of Directors of Hottinger Bank & Trust Limited (Nassau, Bahamas);
Chairman of Mofipar (SAS) and Hottinger & Co. Bale (Switzerland);
Vice-Chairman of Gaspee (Switzerland);
Senior Chief Officer and Director of Financière Hottinguer;
Chief Officer of the Board of Director of Hottinger Finanz & Treuhand (Switzerland);
Director of AXA France IARD, AXA France Vie, Intercom, Hottinger International Fund (Luxembourg) and Hottinger International Asset Management (Luxembourg);
		Non-voting member of the board of Didot Bottin.	Financière Hottinguer 43, rue Taitbout 75009 Paris	June 1988 / April 2007
Henri Lachmann (67) (1) (2)	Member of the Supervisory Board	Chairman and CEO of Schneider Electric;
Chairman of the Board of Directors of Centre Chirurgical Marie Lannelongue;
Director or member of the Supervisory Board of AXA Assurances Vie Mutuelle, AXA Assurances IARD Mutuelle, AXA Courtage Assurance Mutuelle, AXA-ONA (Morocco), Vivendi Universal, Groupe Norbert Dentressangle and ANSA;
		Non-voting member of the Board of Fimalac.	Schneider Electric 43-45, bd Franklin Roosevelt 92500 Rueil Malmaison	May 1996 / April 2009
Gérard Mestrallet (57) (1)	Member of the Supervisory Board	Chairman and CEO of Suez;
Chairman of Suez Environnement, Suez-Tractebel (Belgium) and Electrabel (Belgium);
Vice-Chairman of Sociedad General de Aguas de Barcelona (Spain) and Hisusa (Spain);
		Director of Compagnie de Saint-Gobain and Pargesa Holding S.A (Switzerland)	Suez 16, rue de la Ville l’Evêque 75008 Paris	January 1997 / April 2007
Michel Pébereau (64) (2)	Member of the Supervisory Board	Chairman of the Board of Directors of BNP Paribas;
Director or member of the Supervisory Board of Saint Gobain, Total, Lafarge, BNP Paribas UK (United Kingdom) and Banque Marocaine pour le Commerce et l’Industrie (BMCI);
		Non-voting member of the Board of Galeries Lafayette	BNP Paribas 3, rue d’Antin 75002 Paris	January 1997 / April 2009

(1) Independent in accordance with the independance criteria based on the recommendations of the Bouton Report
(2) Reappointed by the shareholders on April 20, 2005.
(3) Co-opted by the AXA Supervisory Board on February 23, 2005; ratified by the shareholders on April 20, 2005.
(4) Appointed by the shareholders on April 20, 2005.

Name (and age)	Office presently held	Principal occupation or employment (as of December 31, 2005)	Principal business address	First appointment / term of office
Dominique Reiniche (50) (1) (4)	Member of the Supervisory Board	Chairman Europe of The Coca-Cola Company; Director of Essilor; Member of the Advisory Board of ING Direct and of the Executive Committee of the MEDEF.	Coca-Cola Entreprises, Groupe Europe 27, rue Camille Desmoulins 92784 Issy-les- Moulineaux Cedex 9	April 2005 / April 2009
Ezra Suleiman (64) (1)	Member of the Supervisory Board	Professor of Politics and Chair of the Committee for European Studies, Princeton University (United States);
Associate Professor, Institut d’Etudes Politiques (Paris);
Member of the Management Committee of Institut Montaigne, Centre Américain, and Institut d’Etudes Politiques (Paris);
		Member of the Editorial Committee of Comparative Politics, La Revue des Deux Mondes and Politique Internationale.	EPS/PIIRS Aaron Burr Hall Princeton University Princeton, N.J. 08544 USA	April 2003 / April 2007
Jacques Tabourot (60)	Member of the Supervisory Board, representing the employee- shareholders		AXA 25, avenue Matignon 75008 Paris	April 2004 / April 2008

(1) Independent in accordance with the independance criteria based on the recommendations of the Bouton Report.
(2) Reappointed by the shareholders on April 20, 2005.
(3) Co-opted by the AXA Supervisory Board on February 23, 2005; ratified by the shareholders on April 20, 2005.
(4) Appointed by the shareholders on April 20, 2005.

In addition, Norbert Dentressangle (51) was elected for a 4-year term at the Annual General Meeting on May 4, 2006.  Mr Dentressangle is Chairman and CEO of Financière Norbert Dentressangle, Chairman of the Supervisory board of  Groupe Norbert Dentressangle and FINAIXAM, CEO of SOFADE (SAS), as well as director or member of the Supervisory  Board of SEB, Sogebail and Emin-Leydier (SAS).

Following his appointment, the number of independent members according to the criteria set forth in the Bouton Report within AXA’s Supervisory Board is 10 out of 14 since Norbert Dentressangle is himself independent according to the Bouton report’s criteria.

Positions held by members of the Supervisory Board over the last 5 years

Name Present principal occupation or employment	First appointment	Term of office	2005
Claude Bébéar Chairman of the Supervisory Board of AXA	June 1988	2008	Chairman of the Supervisory Board of AXA
Director of AXA Assurances IARD Mutuelle, AXA Assurances Vie Mutuelle, AXA Courtage Assurance Mutuelle, BNP Paribas and Vivendi Universal
			Non-voting member of the Board of Schneider Electric
Jean-René Fourtou Vice-Chairman of the Supervisory Board of AXA Chairman of the Supervisory Board of Vivendi Universal	April 1990	2007	Vice-Chairman of the Supervisory Board of AXA
Chairman of the Supervisory Board of Vivendi Universal
Chairman of the Supervisory Board Groupe Canal+
			Director or member of the Supervisory Board or member of the Management Committee: Maroc Telecom (Morocco), NBC Universal Inc, (USA), Sanofi-Aventis, Cap Gemini; AXA Millésimes (SAS)
Léo Apotheker President Customer Solutions & Operations Member of the Executif Committee of SAP AG	February 2005	2007	President Customer Solutions & Operations –
Member of the Executif Committee of SAP AG
			Director of SAP America, Inc. (United States), SAP Global Marketing Inc. (United States), SAP Asia Pte. Ltd. (Singapore), SAP JAPAN Co., Ltd. (Japan), SAP FRANCE S.A., S.A.P. ITALIA Sistemi, applicazioni, prodotti in data processing s.p.a., (Italy), SAP Hellas “Systems Application and Data Processing S.A.” (Greece), SAP (Beijing) Software System Co., Ltd., (China) Ginger S.A.
David Dautresme Senior Advisor Lazard Frères	April 1990	2007	Senior Advisor Lazard Frères Managing partner of DD Finance Chairman of the Supervisory Board of Club Méditerranée Director of Casino, Fimalac Non-voting member of the Board of EURAZEO

2004	2003	2002	2001
Chairman of the Supervisory Board of AXA
Chairman and CEO of FINAXA
Director of AXA Assurances IARD Mutuelle, AXA Assurances Vie Mutuelle, AXA Courtage Assurance Mutuelle, BNP Paribas and Vivendi Universal
Non-voting member of the Board of Schneider Electric	Chairman of the Supervisory Board of AXA
Chairman and CEO of FINAXA
Director of AXA Assurances IARD Mutuelle, AXA Assurances Vie Mutuelle, AXA Courtage Assurance Mutuelle, BNP Paribas and Vivendi Universal	Chairman of the Supervisory Board of AXA
Chairman and CEO of FINAXA
Director of AXA Assurances IARD Mutuelle, AXA Assurances Vie Mutuelle, AXA Courtage Assurance Mutuelle, Schneider Electric, BNP Paribas and Vivendi Universal	Chairman of the Supervisory Board of AXA
Chairman and CEO of FINAXA
			Director of AXA Conseil Vie Assurance Mutuelle, AXA Assurances IARD Mutuelle, AXA Assurances Vie Mutuelle, AXA Courtage Assurance Mutuelle, BNP Paribas, and Schneider Electric
Vice-Chairman of the Supervisory Board of AXA Chairman and CEO of Vivendi Universal Chairman of the Supervisory Board of Groupe Canal+ Director of Sanofi-Aventis and Cap Gemini	Vice-Chairman of the Supervisory Board of AXA Chairman and CEO of Vivendi Universal Chairman of the Supervisory Board of Groupe Canal+ Director of Aventis and Cap Gemini	Vice-Chairman of the Supervisory Board of AXA
Chairman and CEO of Vivendi Universal
Chairman of the Supervisory Board of Vivendi Environnement, Groupe Canal+
Vice-Chairman of the Management Board of AXA Assurances IARD Mutuelle, AXA Assurances Vie Mutuelle,
AXA Courtage Assurance Mutuelle
CEO of USI Entertainment Inc. (USA)
Director of Aventis, Cap Gemini, EADS (The Netherlands), USA Interactive (USA)	Vice-Chairman of the Supervisory Board of AXA
Vice-Chairman of the Management Board of Aventis
Vice-Chairman of the Management Board of AXA Assurances Conseil Vie Mutuelle, AXA Assurances IARD Mutuelle,
AXA Assurances Vie Mutuelle, AXA Courtage Assurance Mutuelle
Director of Rhône-Poulenc Pharma, Rhône-Poulenc AGCO Ltd, Schneider Electric, Pernod-Ricard, La Poste, Rhodia, EADS (The Netherlands)
			Permanent representative of AXA Assurances IARD Mutuelle on the FINAXA Board of Directors
Chairman, Global Field Operations of SAP
Director of SAP America, Inc. (US), SAP Global Marketing Inc. (US), SAP Asia Pte. Ltd.(Singapore), SAP JAPAN Co., Ltd.(Japan), SAP FRANCE S.A., S.A.P. ITALIA Sistemi, applicazioni, prodotti in data processing s.p.a., (Italy), SAP Hellas Systems Application and Data Processing S.A. (Greece), SAP (Beijing) Software System Co., Ltd., (China), Enigma Inc. (US)	Chairman, Global Field Operations of SAP
Director of SAP FRANCE S.A, S.A.P. ITALIA Sistemi, applicazioni, prodotti in data processing s.p.a., (Italy), SAP Hellas Systems Application and Data Processing S.A. (Greece), SAP America, Inc. (US), SAP JAPAN Co., Ltd. (Japan), SAP Manage Ltd. (Israel), SAP Global Marketing Inc. (US)	Chairman, Global Field Operations of SAP
		Director of SAP Systems Integration AG (Germany), SAP FRANCE S.A, SAP Finland Oy (Finland), SAP Svenska Aktiebolag (Sweden), S.A.P. ITALIA Sistemi, applicazioni, prodotti in data processing s.p.a., (Italy), SAP Hellas Systems Application and Data Processing S.A. (Greece), SAP America, Inc. (US), SAP JAPAN Co., Ltd. (Japan), SAP Danmark A/S (Denmark), SAP Manage Ltd. (Israel)
Senior Advisor Lazard Frères
Managing partner of DD Finance
Chairman of the Supervisory Board of Club Méditerranée
Director of Casino, Fimalac
Non-voting member of the Board of Groupe Go Sport, Lazard Frères Banque, EURAZEO	Senior Advisor Lazard Frères
Managing partner of DD Finance
Chairman of Montech Expansion (US)
Director of Club Méditerranée, Casino, Rue Impériale, Fimalac
Non-voting member of the Board of Groupe Go Sport, Lazard Frères Banque	Senior Advisor Lazard Frères
Chairman of Parande Développement (Groupe Euris)
Director of Lazard Frères Banque, Club Méditerrannée, Casino, Rue Impériale
		Non-voting member of the Board of Groupe Go Sport	Senior Advisor Lazard Frères Chairman of Parande Développement (Groupe Euris) Director of Société Immobilière Marseillaise, Lazard Frères Banque, Club Méditerrannée, Casino

Name Present principal occupation or employment	First appointment	Term of office	2005
Jacques de Chateauvieux Chairman and CEO of BOURBON	April 2005	2009	Chairman and Chief Executive Officer of BOURBON Chairman of the Board of Directors of SAPMER S.A., Cbo Territoria, JACCAR SAS Director of VINDEMIA SAS, HAPPY WORLD FOODS, Ltd
Anthony Hamilton Chairman of AXA UK Plc (United Kingdom)	January 1996	2009	Chairman non executive of AXA UK PLC (United Kingdom) and AXA Equity & Law (United Kingdom)
			Director or member of the Supervisory Board of Pinault-Printemps-Redoute, Swiss Re Capital Markets Limited (United Kingdom), Binley Limited (United Kingdom), Tawa UK Limited (United Kingdom)
Henri Hottinguer Chairman and CEO of Sofibus	June 1988	2007	Chairman and Chief Executive Officer of Sofibus
Chief Executive Officer and Director of Financière Hottinguer
Chairman of the Supervisory Board of Emba N V (Netherlands)
Chairman of the Board of Directors of Hottinger Bank & Trust Limited (Nassau, Bahamas)
Chairman of Hottinger & Co., Bale (Switzerland)
Vice-Chairman of Gaspee (Switzerland)
Chief Officer of the Board of Directors of Hottinger Finanz & Treuhand (Switzerland)
Director or member of the Supervisory Board of Intercom, Hottinger International Fund (Luxemburg), Hottinger International Asset Management (Luxemburg)
			Non-voting member of the Board of Didot Bottin
Henri Lachmann Chairman and CEO of Schneider Electric	May 1996	2009	Chairman and CEO of Schneider Electric
Chairman of the Board of Directors of Centre Chirurgical Marie Lannelongue
Director or member of the Supervisory Board of AXA Assurances Vie Mutuelle, AXA Assurances IARD Mutuelle, AXA Courtage Assurance Mutuelle, Vivendi Universal, Groupe Norbert Dentressangle and ANSA
			Non-voting member of the Board of Fimalac

2004	2003	2002	2001
Chairman and CEO of Groupe BOURBON Chairman of Sapmer, S.A., JACCAR, SAS, Vindemia SAS Director of Happy World Foods, Ltd	Chairman and CEO of Groupe BOURBON Chairman of Vindemia SAS Director of Sapmer, Happy World Foods, Ltd	Chairman and CEO of Groupe BOURBON Chairman of Vindemia SAS, Antenne Réunion Télévision Director of Sapmer, Happy World Foods, Ltd	Chairman and CEO of Groupe BOURBON Chairman of Vindemia SAS, Antenne Réunion Télévision Director of Sapmer, Happy World Foods, Ltd
Chairman of AXA UK Plc (United Kingdom)
Director or member of the Supervisory Board of Pinault-Printemps-Redoute, Swiss Re Capital Markets Limited (United Kingdom), Binley Limited (United Kingdom), Tawa UK Limited (United Kingdom)	Chairman of AXA UK Plc (United Kingdom)
Chairman of Fox-Pitt, Kelton Group Limited
(United Kingdom)
Director or member of the Supervisory Board, Pinault-Printemps-Redoute, Swiss Re Capital Markets Limited (United Kingdom), Binley Limited (United Kingdom), CX Reinsurance (United Kingdom)	Chairman of AXA UK Plc (United Kingdom)
Chairman of Fox-Pitt, Kelton Group Limited (United Kingdom), Fox-Pitt, Kelton Nominees Limited (United Kingdom)
Director or member of the Supervisory Board, Pinault-Printemps-Redoute, Fox-Pitt, Kelton Limited (UK) Swiss Re Capital Markets Limited (United Kingdom), Binley Limited (United Kingdom)	Chairman of AXA UK Plc (United Kingdom)
Chairman of Fox-Pitt, Kelton Group Ltd (United Kingdom), Fox-Pitt, Kelton Nominees Ltd (United Kingdom), Eldon Capital Management Ltd (UK), Eldon Capital Holdings Ltd (UK), Byas, Mosley Group Ltd (UK), Byas, Mosley & Co Ltd (UK)
			Director or member of the Supervisory Board, Fox-Pitt, Kelton Ltd (UK), Binley Limited (United Kingdom)
Chairman and CEO of Sofibus
Senior Chief Officer and Director of Financière Hottinguer, Intercom, Profinor Chairman of the Board of Directors of Emba N V (Netherlands)
Vice-Chairman of Gaspee (Switzerland)
Chief Officer of the Board of directors of Hottinger Finanz & Treuhand (Switzerland)
Director or member of the Supervisory Board of FINAXA, Hottinguer International Fund (Luxembourg), Hottinguer International Asset Management (Luxembourg)
Non-voting member of the Board of Didot Bottin	Chairman and CEO of Sofibus
Chairman of the Supervisory Board of Crédit Suisse Hottinguer, Emba N V (Netherlands)
Chairman of Hottinguer Capital Corp. (US)
Vice-Chairman of Gaspee (Switzerland)
Managing Partner of Hottinguer & Cie (Zurich) Senior Chief Officer and Director of Financière Hottinguer, Intercom
Director or member of the Supervisory Board of FINAXA, Hottinguer International Fund (Luxembourg), Hottinguer International Asset Management (Luxembourg), Swiss Helvetia Fund Inc., Hottinguer US, Inc.
Non-voting member of the Board of Didot Bottin	Chairman and CEO of Sofibus
Chairman of the Supervisory Board of Crédit Suisse Hottinguer, Emba N V (Netherlands)
Chairman of Hottinguer Capital Corp. (US)
Vice-Chairman of Gaspee (Switzerland)
Managing Partner of Hottinguer & Cie (Zurich)
Senior Chief Officer and Director of Intercom
Director or member of the Supervisory Board of FINAXA, Investissement Provence SA, Hottinguer International Fund (Luxembourg), Hottinguer International Asset Management (Luxembourg), Swiss Helvetia Fund Inc., Hottinguer US, Inc.
Non-voting member of the Board of Didot Bottin	Chairman and CEO of Sofibus
Chairman of the Supervisory Board of Crédit
Suisse Hottinguer, Emba N V (Netherlands) Chairman of Hottinguer Capital Corp. (US)
Vice-Chairman and director of Financière Hottinguer
Vice-Chairman of Gaspee (Switzerland)
Managing Partner of Hottinguer & Cie (Zurich)
Senior Chief Officer and Director of Intercom
Director or member of the Supervisory Board of FINAXA, Investissement Provence SA, Hottinguer International Fund (Luxembourg), Hottinguer International Asset Management (Luxembourg), Swiss Helvetia Fund Inc., Hottinguer US, Inc.
			Non-voting member of the Board of Didot Bottin
Chairman and CEO of Schneider Electric
Director or member of the Supervisory Board of AXA Assurances Vie Mutuelle, AXA Assurances IARD Mutuelle, AXA Courtage Assurance Mutuelle, FINAXA, Vivendi Universal, Groupe Norbert Dentressangle
Non-voting member of the Board of Fimalac	Chairman and CEO of Schneider Electric
Vice-Chairman of AXA Assurances Vie Mutuelle, AXA Assurances IARD Mutuelle, AXA Courtage Assurance Mutuelle
Director or member of the Supervisory Board of FINAXA, Vivendi Universal, Groupe Norbert Dentressangle
Non-voting member of the Board of Fimalac	Chairman and CEO of Schneider Electric
Director or member of the Supervisory Board of AXA Assurances Vie Mutuelle, AXA Assurances IARD Mutuelle, AXA Courtage Assurance Mutuelle, FINAXA, Vivendi Universal, Groupe Norbert Dentressangle	Chairman and CEO of Schneider Electric
Director or member of the Supervisory Board of AXA Assurances Vie Mutuelle, AXA Assurances IARD Mutuelle, AXA Courtage Assurance Mutuelle,
			AXA Conseil Vie Assurance Mutuelle, FINAXA, Vivendi Universal, Groupe Norbert Dentressangle, ANSA, CNRS

Name Present principal occupation or employment	First appointment	Term of office	2005
Gérard Mestrallet Chairman and CEO of Suez	January 1997	2007	Chairman and CEO of Suez
Chairman of Suez Environnement, Suez-Tractebel (Belgium), Electrabel (Belgium)
Vice-Chairman of Hisusa (Spain), Sociedad General de Aguas de Barcelona (Spain)
			Director or member of the Supervisory Board of Compagnie de Saint-Gobain, Pargesa Holding S.A. (Switzerland)
Michel Pébereau Chairman of the Board of Directors of BNP Paribas	January 1997	2009	Chairman of the Board of Directors of BNP Paribas
Director of member of the Supervisory Board of Saint Gobain, Total Lafarge, BNP Paribas UK (United Kingdom), Banque Marocaine pour le Commerce et l’Industrie (BMCI)
			Non-voting member of the Board of Galeries Lafayette
Dominique Reiniche Chairman Europe of The Coca-Cola Company	April 2005	2009	Chairman Europe of The Coca-Cola Company Director of Essilor Member of the Advisory Board of ING Direct and of the Executive Committee of the MEDEF
Ezra Suleiman Professor of Politics and Chair of the Committee for European Studies, Princeton University (US)	April 2003	2007	Professor of Politics and Chair of the Committee for European Studies, Princeton University (United States)
Associate Professor of Institut d’Etudes Politiques (Paris)
Member of the Management Committee of Institut Montaigne, Centre Américain, Institut d’Etudes Politiques (Paris)
			Member of the Editorial Committee of Comparative Politics, La Revue des Deux Mondes and Politique Internationale
Jacques Tabourot Member of the Supervisory Board of AXA, representing the employee-shareholders	April 2004	2008

2004	2003	2002	2001
Chairman and CEO of Suez Chairman of Suez Environnement, de Suez- Tractebel (Belgium), Electrabel (Belgium) Vice-Chairman of Hisusa (Spain), Sociedad General de Aguas de Barcelona (Spain)	Chairman and CEO of Suez Chairman of Suez-Tractebel (Belgium), Hisua (Spain) Vice-Chairman of Sociedad General de Aguas de Barcelona (Spain)	Chairman and CEO of Suez Chairman of Société Générale de Belgique (Belgium), Tractebel (Belgium) Vice-Chairman of Hisusa (Spain), Sociedad General de Aguas de Barcelona (Spain)	Chairman and CEO of Suez Chairman of Société Générale de Belgique (Belgium), Tractebel (Belgium) Vice-Chairman of Hisusa (Spain), Sociedad General de Aguas de Barcelona (Spain)
Director or member of the Supervisory Board of Crédit Agricole S.A., Compagnie de Saint-Gobain, Taittinger Pargesa Holding S.A. (Switzerland)	Director or member of the Supervisory Board of Crédit Agricole S.A., Compagnie de Saint-Gobain, Taittinger Pargesa Holding S.A. (Switzerland), Electrabel (Belgium)	Director or member of the Supervisory Board of Crédit Agricole S.A., Compagnie de Saint-Gobain, Taittinger, Pargesa Holding S.A. (Switzerland)	Director or member of the Supervisory Board of Crédit Agricole S.A., Compagnie de Saint-Gobain, Pargesa Holding S.A. (Switzerland), Casino, Metropole Television M6, Sagem, Société du Louvre
			Permanent representative of Fided at the Monde Entreprise’s board, of Sperans at the Fimalac’s board
Chairman of the Board of Directors of BNP Paribas Director of member of the Supervisory Board of Saint Gobain, Total Lafarge, BNP Paribas UK (United Kingdom), Banque Marocaine pour le Commerce et l’Industrie (BMCI)
Non-voting member of the Board of Galeries Lafayette	Chairman of the Board of Directors of BNP Paribas Director of member of the Supervisory Board of Saint Gobain, Total Lafarge, Dresdner Bank AG Francfort (Germany), BNP Paribas UK (United Kingdom)
Non-voting member of the Board of Galeries Lafayette	Chairman and CEO of BNP Paribas Director of member of the Supervisory Board of Saint Gobain, Total Fina Elf, Lafarge, Dresdner Bank AG (Germany), BNP Paribas UK (United Kingdom)
Non-voting member of the Board of Galeries Lafayette	Chairman and CEO of BNP Paribas Director of member of the Supervisory Board of Galeries Lafayette, Compagnie Saint Gobain, Total Fina Elf, Lafarge
			Permanent representative of BNP Paribas at Renault and Dresdner Bank AG’s boards (Germany)
Chairman of Coca-Cola Enterprises – Groupe Europe Member of the Advisory Board of ING Direct	Chairman of Coca-Cola Enterprises – Groupe Europe	Chairman and CEO of Coca-Cola Entreprise Vice-Chairman of Coca-Cola Enterprises-Groupe Europe	Chairman and CEO of Coca-Cola Entreprise
Professor of Politics and Chair of the Committee for European Studies, Princeton University (United States)
Associate Professor of Institut d’Etudes Politiques (Paris)
Member of the Management Committee of Institut Montaigne, Centre Américain, Institut d’Etudes Politiques (Paris)
Member of the Editorial Committee of Comparative Politics, La Revue des Deux Mondes and Politique Internationale	Professor of Politics and Chair of the Committee for European Studies, Princeton University (United States)
Associate Professor of Institut d’Etudes Politiques (Paris)
Member of the Management Committee of Institut Montaigne, Centre Américain, Institut d’Etudes Politiques (Paris)
	Member of the Editorial Committee of Comparative Politics, La Revue des Deux Mondes and Politique Internationale

Service contracts between the AXA Group and members of the Supervisory Board

Except for Mr. Tabourot who is a former AXA employee currently in pre-retirement but who still has an employment contract with AXA, as of the date of this Annual Report, no service contracts have been entered into between a member of the AXA Supervisory Board and AXA or one of its subsidiaries whose terms call for the payment of a benefit or entitlement of any kind.

Self-review

In addition to the ongoing dialogue between members concerning Supervisory Board operations, the Supervisory Board conducts annual self-review. This process involves individual interviews and a specially devised questionnaire.

An analysis by the Supervisory Board of the results of the first self-review had highlighted the effectiveness of the dialogue and debates between Supervisory Board members, the Group’s executive officers and the Management Board. The efficiency of Supervisory Board and Committee meetings had also emerged as a strong point. Areas for improvement had also been noted, and these were addressed in 2003 and 2004. In particular, it was felt that the Supervisory Board needed to broaden its profile in terms of member nationality and recruit younger members.

In 2006, the Supervisory Board once again conducted a self-review process, asking its members to complete a  questionnaire on the following subjects:

  the Board’s structure and composition;
  the Board’s relationship with the Chairman of the Management Board and Group Management;
  the organization and operation of the Board, and of its Finance, Audit, Compensation and Selection, Governance and Human Resources Committees (in terms of the quality of the information received, discussion and issues covered);
  the Supervisory Board’s internal regulations; and
  the process and level of Board compensation.

In their responses to the questionnaire, the Supervisory Board members stressed the following points: the Supervisory Board functions well, formal discussions among members of the Board are of high quality, and a spirit of professionalism and teamwork reigns.

Supervisory Board Committees

The Supervisory Board benefits from the work of the Audit Committee, Finance Committee, the Selection, Governance and Human Resources Committee as well as the Compensation Committee.

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

Audit Committee

As of December 31, 2005, the Audit Committee was composed of five members, all of whom were considered independent according to the criteria set forth in the Bouton Report and in the Sarbanes-Oxley Act. They were: David Dautresme (Chairman), Jacques de Chateauvieux, Henri Lachmann, Gérard Mestrallet and Ezra Suleiman.

On February 27, 2006, Gérard Mestrallet resigned from the Audit Committee and Anthony Hamilton was appointed to it. On April 13, 2006, Jacques de Chateauvieux resigned from the Audit Committee.

The Audit Committee met 7 times in 2005. The overall attendance rate was 75%.

Under the internal regulations (“Règlement Intérieur”) of the Supervisory Board and the charter of the Audit Committee  approved by the Supervisory Board, the Committee’s missions are as follows:

  to review the Company’s interim and annual financial statements before they are presented to the Supervisory Board, and examine certain financial disclosures released by the Company;
  to control the appointment and compensation of the Company’s independent auditors, and review audit programs, findings and recommendations, as well as any actions taken in light of these recommendations;
  to work with the Management Board and Group Internal Audit to review the Internal Audit Guidelines (for subsidiaries) and the structure of internal audit operations;
  to assess the independence of independent auditors by examining their relationships with the AXA Group;
  to supervise the subject and performance of outside audits when the assignment does not pertain to financial statement audits (in particular support for the implementation of new accountings standards); and
  to review the appointment and replacement of independent auditors for Group subsidiaries.

The Audit Committee may also be asked by the Management Board or the independent auditors to:

  examine matters or events that expose the AXA Group to a significant risk;
  review the accounting rules in force at AXA, and review any proposed changes in method, policy or principle;
  review the program and aims of AXA’s Internal Audit Department, as well as any findings or reports issued by this Department or by outside audit firms. It may commission internal or external audits as needed and monitors the execution of internal controls;
  notify Company management and, if it deems necessary, the shareholders, of any issue likely to have a material impact on the Group’s net worth or financial condition; and
  consider any matter it deems necessary, and report the findings to the Supervisory Board.

Finance Committee

As of December 31, 2005, the Finance Committee was comprised of four members, one of whom met the independence criteria set forth in the Bouton Report: Claude Bébéar (Chairman), Henri Lachmann, Michel Pébereau and Jacques Tabourot.

The Committee met three times in 2004. The global attendance rate was 62%.

The Finance Committee:

  examines the Group’s financial structure and reviews the broad outlines governing AXA’s asset management policy;
  examines plans to sell real-estate or equity interests whose appraised value exceeds the authorizations granted to the Management Board by the Supervisory Board;
  reviews all material financial transactions involving AXA that are proposed by the Management Board; and
  examines all acquisition plans over €500 million.

Selection, Governance and Human Resources Committee

As of December 31, 2005, the Selection, Governance and Human Resources Committee was comprised of four members, two of whom met the independence criteria set forth in the Bouton Report: Jean-René Fourtou (Chairman), Gérard Mestrallet, Michel Pébereau, and Ezra Suleiman.

The Committee met 4 times in 2005. The global attendance rate was 78%.

The Selection, Governance and Human Resources Committee:

  formulates recommendations to the Supervisory Board on appointments to the Supervisory Board or the Management Board, including their respective chairmen and vice-chairmen, as well as on all appointments to the Supervisory Board’s committees, including their respective chairmen;
  is notified of the appointments of AXA’s principal executive officers, in particular members of the Executive Committee; and
  is notified of AXA’s strategy in terms of Human Resources management.

Compensation Committee

As of December 31, 2005, the Compensation Committee had five members including four members who qualify as independent pursuant to the criteria set forth in the Bouton Report: Henri Hottinguer (Chairman), David Dautresme, Jean-René Fourtou, Anthony Hamilton and Gérard Mestrallet.

On February 27, 2006, Jean-René Fourtou resigned from the Committee.

The Committee met twice in 2005. The global attendance rate was 78%.

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

Acting on the recommendation of its Selection, Governance and Human Resources Committee, the Supervisory Board voted on December 21, 2005 to reappoint the members of the Management Board to a three-year term of office, effective January 14, 2006.

Current members of the Management Board are:

  Henri de Castries (51), Chairman,
  Claude Brunet (48), Transversal Operations and Projects, Human Resources, Brand and Communication,
  Christopher Condron (58), Insurance in the United States and AllianceBernstein,
  Denis Duverne (52), Finance, Control and Strategy,
  François Pierson (58), Insurance in France, Large Risks, Assistance and AXA Canada.

Each Management Board member is assigned responsibility for a specific aspect of Company management.

Members of the Management Board devote their time exclusively to the management of the Group.

Positions held by the Management Board members within Group subsidiaries

Member of the Management Board	Position within Group Subsidiaries
Henri de Castries – Chairman	Chairman of the Board of Directors:
AXA Assurances IARD Mutuelle
AXA Assurances Vie Mutuelle
AXA Courtage Assurance Mutuelle
AXA Financial Inc. (United States)
Director or member of the Supervisory Board:
AXA France IARD
AXA France Vie
AXA Konzern AG (Germany)
AXA UK Plc (United Kingdom)
AllianceBernstein Corporation (United States)
AXA Equitable Life Insurance Company (United States)
AXA Belgium (Belgium)
AXA Holdings Belgium (Belgium)
AXA America Holdings Inc. (United States)
MONY Life Insurance Company (United States)
MONY Life Insurance Company of America (United States)

Member of the Management Board	Position within Group Subsidiaries
Claude Brunet	Chairman: AXA Technology Services (SAS)
Chairman of the Management Board: GIE AXA Université
Director or member of the Supervisory Board:
AXA Group Solutions
AXA RE
GIE AXA Group Solutions
AXA Konzern AG (Germany)
AXA Japan Holding Co., Ltd (Japan)
AXA Aurora Ibérica S.A. de Seguros y Reaseguros (Spain)
AXA Aurora Vida S.A. de Seguros y Reaseguros (Spain)
AXA Aurora S.A. (Spain)
AXA Business Services (India)
Permanent representative of AXA to the board of AXA Cessions
Christopher Condron	Director, President and CEO of AXA Financial Inc. (United States)
Director, Chairman of the Board, President & Chief Executive Officer:
AXA Equitable Life Insurance Company (United States)
AXA Financial Services, LLC (United States)
MONY Life Insurance Company (United States)
MONY Life Insurance Company of America (United States)
Director, Chairman of the Board & Chief Executive Officer:
AXA Life and Annuity Company (United States)
AXA Distribution Holding Corporation (United States)
MONY Financial Services, Inc. (United States)
Chairman of the Board and Chief Executive Officer:
MONY Holdings, LLC (United States)
Director and President: AXA America Holdings Inc. (United States)
Director:
AllianceBernstein Corporation (United States)
ACMC, Inc. (United States)
AXA Art Insurance Corporation
Central Supply Corp
Financial Services Roundtable
Member of the Management Committee: AXA Technology Services
Director and Treasurer: The American Ireland Fund
Denis Duverne	Chairman and Chief Executive Officer:
AXA America Holdings Inc. (United States)
Director or member of the Supervisory Board:
AXA France IARD
AXA France Vie
AXA UK Plc (United Kingdom)
AXA Financial Inc (United States)
AXA Equitable Life Insurance Company (United States)
AllianceBernstein Corporation (United States)
AXA Assicurazioni (Italy)
AXA Italia S.p.A. (Italy)
AXA Belgium (Belgium)
AXA Holdings Belgium (Belgium)
MONY Life Insurance Company (United States)
MONY Life Insurance Company of America (United States)

Member of the Management Board	Position within Group Subsidiaries
François Pierson	Chairman and Chief Executive Officer:
AXA France IARD
AXA France Vie
Chairman:
AXA France Assurance (SAS)
Chairman of the Board of Directors:
AXA Corporate Solutions Assurance
Director:
AXA Assurances IARD Mutuelle
AXA Assurances Vie Mutuelle
AXA Courtage Assurance Mutuelle
AXA Canada Inc. (Canada)
AXA Japan Holdings Ltd (Japan)
AXA-ONA (Morocco)

Expertise and experience of the Management Board members

Henri de Castries

1980 – 1984: French Finance Ministry Inspection Office where he audited government agencies.
1984 – 1989: French Treasury Department where he played an active role in several privatizations.
1989: Joined AXA’s corporate finance division.
1991: AXA’s Corporate Secretary, responsible for dealing with the legal aspects of the reorganization and merger of  Compagnie du Midi with and into the AXA Group.
1993 – 2000: Senior Executive Vice President for the Group’s asset management, financial and real estate businesses.
1994 : assumed the additional role of overseeing North American and UK operations.
1996 : played an active role in the UAP merger.
1997 : was appointed Chairman of the Equitable Companies (wich later became AXA Financial).
Since May 2000: Chairman of the AXA Management Board.

Claude Brunet

1988 – 2001: Ford.
1991 – 1992: Corporate Sales Manager of Ford Switzerland.
1992 – 1993: Corporate Sales Manager of Ford France.
1993 – 1996: Chairman and Chief Executive Officer of Ford Belgium.
1996 – 2001: Chairman and Chief Executive Officer of Ford France.
April 2001: Joined the AXA Group as a Member of the Executive Committee.
Since February 2002: Member of the AXA Management Board, in charge of Transversal Operations, Communication &  Human Resources.

Christopher Condron

1989: Head of the Private Client Group of The Boston Company, now Mellon Private Asset Management.
1993: Executive Vice President of Mellon.
1994: Vice-Chairman of Mellon.

1995: Assumed responsibility for The Dreyfus Corporation as Chairman & Chief Executive Officer.
1998: President and Chief Operating Officer of Mellon Bank N.A.
1999 – 2001: President & Chief Operating Officer of Mellon Financial Corporation.
Since May 2001: President and CEO of AXA Financial Inc., Chairman of the Board, President (since May 2002) and  Chief Executive Officer of AXA Equitable Life Insurance Company.
Since July 2001: Member of the AXA Management Board.

Denis Duverne

1984 – 1986: Commercial counselor for the French Embassy in New York.
1986 – 1988: Director of the Corporate Taxes Department for the French Ministry of Finance.
1988 – 1991: Deputy Assistant Secretary for Tax Policy for the French Ministry of Finance.
1991 – 1992: General Secretary of Compagnie Financière IBI.
1992 – 1995: Member of the Executive Committee of Banque Colbert, in charge of operations.
1995: Joined the AXA Group. Took part in the supervision of AXA’s companies in the U.S. and the UK, and was closely  involved in the reorganization process of AXA companies in Belgium and the United Kingdom.
Since February 2003: Member of the AXA Management Board, in charge of Finance, Control and Strategy.

François Pierson

1974: Joined AGP and become Sales Manager.
1990: General Manager of the SouthEast Region of AXA Assurances and Director of Distribution in that company.
1995: Deputy Chief Executive of AXA Assurances.
1997: Chief Executive Officer of UAP Vie and of Alpha Assurances.
1998: Chief Executive Officer of AXA Conseil.
1999: Chief Executive Officer of AXA Assurances.
Since November 2001: Member of the AXA Management Board, Chief Executive Officer of AXA France, responsible for  large risks activities, Assistance and AXA Canada.

Service contracts between the AXA Group and members of the Management Board

The French members of the AXA Management Board (Henri de Castries, Claude Brunet, Denis Duverne, François Pierson), corporate officers, are employed by AXA under contract.

Christopher Condron, also a member of the Management Board, corporate officer, is employed by Equitable in the United States under contract.

Absence of any conflicts of interests

AXA’s Management organs are the Supervisory and Management Boards. The members of the Management Board do not currently hold any mandates outside the AXA Group. Certain members of the Supervisory Board, however, are executive officers and/or directors of companies that may have dealings from time to time with the AXA Group which dealings may include extensions of credit, purchases of securities (for their own account or for third parties), underwriting of securities and/or furnishing of other types of services or goods. These dealings are generally fully negotiated and effected on arm’s length terms and conditions, and consequently AXA does not believe they give rise to any potential conflicts of interests between the duties to AXA of the Supervisory and Management Boards’ members and their private interests and/or other duties.

Aside from regulated agreements, no arrangements or understandings have been entered into with major shareholders, customers, suppliers or others pursuant to which a member of the Management Board or Supervisory Board was selected.

Absence of any conviction in relation to fraudulent offences, any official public incrimination and/or sanctions, or any responsibility in a bankruptcy for the last 5 years

To the best of the Company’s knowledge, none of the members of its Management Board or Supervisory Board has been during the last 5 years (i) subject to any conviction in relation to fraudulent offences or to any official public incrimination and/or sanction by statutory or regulatory authorities, (ii) disqualified by a court from acting as a member of the administrative, management or supervisory bodies of an issuer or from acting in the management or conduct of the affairs of any issuer, or (iii) associated as a member of the administrative, management or supervisory bodies with any company that has declared bankruptcy or been put into receivership or liquidation, provided, however, that AXA has from time to time sold, discontinued and/or restructured certain business operations and voluntarily liquidated affiliated companies in connection with these or similar transactions and certain members of AXA’s Management Board and/or Supervisory Board may have been associated with other companies that have undertaken similar solvent liquidations.

Executive Committee

The Executive Committee’s principal mission is to review and execute AXA Group’s strategy.

The Executive Committee’s composition reflects the structure of the AXA Group. It includes, mainly, members of the Management Board and the CEOs of the Group’s principal business units.

The Executive Committee conducts quarterly business reviews (QBR), during which performance is reviewed. These  reviews were introduced in 2000 to provide a clear and consistent framework for:

  reviewing operational performance and monitoring the progress of key projects using quantifiable standards of measurement defined in collaboration with the Management Board;
  assessing the status of Group transversal projects; and
  exchanging ideas and information on key Group strategic orientations.

As of February 28, 2006 the Executive Committee was comprised of the following fourteen members, including seven non-French nationals:

Executive committee
Jean-Raymond Abat	Chairman of AXA Seguros (Spain) and head of the Mediterranean region
Alfred Bouckaert	Managing Director of AXA Belgium (Belgium) and head of the Northern Europe region
Claude Brunet	Member of the Management Board in charge of Transversal Operations and Projects, Human Resources, Communication and Brand
Henri de Castries	Chairman of the Management Board
Christopher Condron	Member of the Management Board, President and Chief Executive Officer of AXA Financial (United States)
Philippe Donnet (a)	Chief Executive Officer of AXA Japan (Japan), President of the Board of Directors of AXA RE
Denis Duverne	Member of the Management Board in charge of Finance, Control and Strategy
Hans Peter Gerhardt (b)	Chief Executive Officer of AXA RE
Dennis Holt (c)	Chief Executive Officer of AXA UK (United Kingdom)
Gerald Lieberman	President and Chief Operating Officer of AllianceBernstein (United States)
Nicolas Moreau (d)	Chief Executive Officer of AXA Investment Managers
Les Owen	Group Chief Executive of AXA Asia Pacific Holdings (Australia), Head of the Asia Pacific region (excluding Japan)
François Pierson	Member of the Management Board, Chief Executive Officer of AXA France, Head of Large Risks, Assistance and AXA Canada (Canada)
Stanley Tulin (e)	Vice Chairman and Chief Financial Officer of AXA Financial (United States)

(a) Philippe Donnet was appointed Chairman of AXA Japan Holding’s Board in March 2006.
(b) Hans Peter Gerhardt was appointed as Member of the Executive Committee in March 2005.
(c) Dennis Holt will retire from his executive role as Group Chief Executive of AXA UK, effective as of June 30, 2006.
(d) Nicolas Moreau has been appointed Group Chief Executive of AXA UK. He replaces Dennis Holt. Nicolas Moreau becomes non-executive  Chairman of the Board of AXA Investment Managers as of June 30, 2006.
(e) Stanley Tulin will retire from his executive role as Vice Chairman and Chief Financial Officer of AXA Financial, effective as of December 31, 2006.

Business units and subsidiaries

Business units

AXA has 9 business units, whose CEOs report directly to the Management Board and its Chairman. The table below lists these business units and their respective CEOs as of February 28, 2006:

Name	Business unit
Jean-Raymond Abat	Mediterranean Region
Alfred Bouckaert	Northern Europe Region
Christopher Condron	United States
Philippe Donnet	Japan
Hans Peter Gerhardt	Reinsurance
Dennis Holt (a)	United Kingdom and Ireland
Nicolas Moreau (b)	AXA Investment Managers
Les Owen	Asia-Pacific (excluding Japan)
François Pierson	France and Assistance, Large Risks, Canada

(a) Dennis Holt will retire from his executive role as Group Chief Executive of AXA UK, effective as of June 30, 2006.
(b) Nicolas Moreau has been appointed Group Chief Executive of AXA UK. He replaces Dennis Holt. Nicolas Moreau becomes non-executive  Chairman of the Board of AXA Investment Managers as of June 30, 2006. Dominique Carrel-Billard, previously senior Vice-President in charge  of Business Support & Development for the asset management, the U.S. insurance activities and the reinsurance activities of the AXA Group  becomes Chief Executive of AXA Investment Managers as of June 30, 2006.

Subsidiaries

AXA’s main subsidiaries, whether publicly traded or not, have:

  a board of directors whose membership includes independent or non-executive directors;
  an audit committee of the board, whose membership also includes independent or non-executive directors.

In 2005, AXA initiated a process designed to harmonize corporate governance standards existing throughout the Group. This effort is focused, among other matters, on uniformizing, to the extent possible, standards relating to board composition and size, directors’ independence criteria, Board Committees’ role and directors’ fees.

The Group Governance Standards require the Boards of AXA Group companies to establish an Audit Committee and a Compensation Committee in addition to any other Board committees that they consider necessary or appropriate for their specific businesses. The role, duties, and composition of these Committees (including the requirements for participation of independent directors) are specified in a detailed Audit Committee Standard and Compensation Committee Standard. The Audit Committee Standard requires the Audit Committee to have a significant component of independent directors in order to ensure that this Committee is strongly independent of management given its critical role in reviewing financial results and other financial information prepared by management, financial reporting and control processes, critical accounting policies, particular accounting issues, fraud and similar issues. In addition, the Group’s Compensation Committee Standard requires that the Compensation Committee have a minimum of one independent director to ensure a level of independent review and judgment on all senior executive compensation matters.

This standard took effect January 1, 2006, with a 1 year transition period to provide Group companies with sufficient time to implement any necessary changes.

Employees

The table below sets forth the number of salaried employees of the AXA Group over the past three years broken down by line of business and geographic region:

SALARIED EMPLOYEES	As at December 31, 2003	As at December 31, 2004	As at December 31, 2005
Insurance	64,939	66,869	68,684
France (a)	16,168	16,124	15,503
United States	4,866	6,415	6,104
Japan	3,047	3,020	3,028
United Kingdom (b)	10,794	12,228	14,055
Germany	7,654	7,483	7,302
Belgium (including AXA Bank Belgium) (c)	4,969	4,814	4,787
Southern Europe	–	4,649	4,565
Other countries	11,933	6,526	7,624
Of which Italy	1,277	–	–
Of which Spain	1,807	–	–
Of which Portugal	1,250	–	–
Of which Australia/New Zealand	2,355	2,210	2,274
Of which Hong Kong	794	823	1,043
Of which Canada	1,779	1,818	1,884
Of which Netherlands	905	700	639
Of which Turkey	–	–	606
Of which Morocco	501	511	504
International Insurance	5,508	5,610	5,716
AXA RE	738	445	463
AXA Corporate Solutions Assurance	1,327	1,167	1,159
AXA Cessions	79	110	130
AXA Assistance	3,182	3,560	3,639
Other transnational activities	182	328	325
Asset Management	6,241	6,258	6,760
AllianceBernstein	4,078	4,118	4,330
AXA Investment Managers	2,163	2,140	2,430
Other Financial Services (excluding AXA Bank Belgium) (c)	776	559	568
France	476	481	488
Germany	300	78	80
Services Group	679	638	625
AXA Technology, AXA Consulting and e-business	1,949	2,015	2,163
TOTAL	74,584	76,339	78,800

Personnel of non consolidated companies or companies accounted for using the equity method are not included in the above table. Personnel  of companies proportionally consolidated are included pro rata in accordance with the percentage of consolidation.

(a) A portion of the personnel of AXA’s French affiliates are included in GIEs. In addition, the personnel included in insurance and financial services  activities in France are included in the “cadre de convention” of four non consolidated “mutuelles”.

(b) Including Ireland since January 1, 2004 and AXA Business Services in India. The increase between 2004 and 2005 related principally to AXA  Business Services.

(c) Employees of AXA Belgium provide services in common for both the insurance activities and the bank activities. Consequently, a split is not  available.

Executive compensation

Executive remuneration and incentives

The general principles of AXA’s executive compensation policy have been reviewed and approved by the Compensation Committee of the AXA Supervisory Board. This policy applies to all executive officers of the Company and is adapted to local regulations and practices under the supervision of the Boards of Directors and compensation committees of the Company’s subsidiaries. The effective application of these principles is regularly reviewed by the Compensation Committee.

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

The compensation of Management Board members is fixed by the Supervisory Board, based on the Compensation Committee’s recommendation.

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

  Variable compensation for the year 2000 paid in 2001: €1,381,373
  Variable compensation for the year 2001 paid in 2002: €719,967
  Variable compensation for the year 2002 paid in 2003: €1,419,277
  Variable compensation for the year 2003 paid in 2004: €1,824,728
  Variable compensation for the year 2004 paid in 2005: €2,304,277
  Variable compensation for the year 2005 paid in 2006: €2,525,141

For other members of the Management Board, four factors are taken into consideration:

  Group performance (adjusted earnings per share and underlying earnings);
  AXA stock price performance compared with its competitors;

  Performance of the business unit or functional area of responsibility, measured against objectives set at the beginning of the year; and
  Individual performance, evaluated on the basis of specific objectives.

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

The table below provides the following information:

  gross compensation paid in respect of 2005 (e), i.e. the fixed component paid in 2005 (a), the variable component earned in 2005 and paid in 2006 (including expatriation allowances paid in 2005) (b), any directors’ fees paid in 2005 (c) and benefits in kind for the year 2005 (d);
  gross compensation paid in 2005 (g), i.e. the fixed paid in 2005 (a), the variable component earned in respect of 2004 and paid in 2005 (including expatriation allowances paid in 2005) (f), any directors’ fees paid in 2005 (c) and benefits in kind for the year 2005 (d);
  and gross compensation paid in 2004, i.e. fixed compensation paid in 2004, the variable component earned in respect of 2003 and paid in 2004 (including expatriation allowances paid in 2004), any directors’ fees paid in 2004 and benefits in kind for the year 2004.

This table also enables comparisons between compensation earned in respect of 2005 and that paid in 2004 and 2005.

	Fixed component for 2005 (€) paid in 2005	Variable component for 2005 (€)	Director’s fees paid in 2005 (€)	Benefits in kind 2005 (€)	Total compensations paid in respect of 2005 (€)	Variable component paid in 2005 (€)	Total compensation paid in 2005 (€ )	Variable component paid in 2004 (€)	Total compensation paid in 2004 (€)
	(a)	(b)	(c)	(d)	(e) = (a)+(b)+(c)+(d)	(f)	(g) = (a)+(f)+(c)+(d)
Management Board members
H. de Castries (in France)	500,000	2,525,141	126,810	4,150	3,156,101	2,304,277	2,935,237	1,824,728	2,537,636
C. Brunet (in France)	320,000	965,831	47,971	4,150	1,337,952	854,486	1,226,607	764,139	1,186,150
D. Duverne (in France)	380,000	1,225,915	51,822	4,150	1,661,887	1,000,552	1,436,524	832,998	1,243,643
C. Condron (in the U.S.)	803,000	3,533,200	–	136,276	4,472,476	3,633,575	4,572,851	4,020,000	4,943,357
F. Pierson (in France)	400,000	1,339,621	38,463	15,066	1,793,150	1,144,339	1,597,868	814,878	1,260,774
Executive Committee members
J.R. Abat (in Spain) (1)	250,000	518,717	37,558	35,046	841,321	458,861	781,465	428,200	691,207
A. Bouckaert (in Belgium)	516,667	726,100	109,088	1,913	1,353,768	475,584	1,103,252	444,669	1,026,903
P. Donnet (in Japan) (2)	305,151	853,940	5,796	434,912	1,599,799	1,052,509	1,798,368	598,666	1,309,345
H.P. Gerhardt (in France) (3)	700,000	1,030,524	5,796	73,083	1,809,403	1,274,651	2,053,530	964,777	1,743,572
D. Holt (in the UK)	584,800	807,024	–	28,360	1,420,184	768,006	1,381,166	657,994	1,275,320
J. Lieberman (in the U.S.)	160,600	2,782,201	–	132,760	3,075,561	2,782,201	3,075,561	1,955,137	2,217,658
N. Moreau (in France)	320,000	1,274,195	100,000	3,331	1,697,526	1,066,266	1,489,597	833,677	1,225,018
L. Owen (in Australia) (4)	735,600	948,924	–	249,340	1,933,864	963,636	1,948,576	888,000	1,826,300
S. Tulin (in the U.S.)	602,250	2,673,990	–	180,908	3,457,148	2,682,020	3,465,178	3,015,000	3,742,287
TOTAL	6,578,068	21,205,323	523,304	1,303,445	29,610,140	20,460,963	28,865,780	18,042,863	26,229,250

(1) Compensation and benefits in kind paid to J.R. Abat include benefits paid in respect of his expatriate status in Spain.

(2) Compensation and benefits in kind paid to P. Donnet include benefits paid in respect of his expatriate status in Japan.

(3) Compensation and benefits in kind paid to H.P. Gerhardt include benefits paid in respect of his expatriate status in France.

(4) Compensation and benefits in kind paid to L. Owen include benefits paid in respect of his expatriate status in Australia.

Substantial differences in the tax systems to which AXA’s executive officers are subject to make meaningful comparisons of the compensation and benefits they earn difficult. For information, the relevant marginal tax rates are as follows: Australia: 47.00%; Belgium: 53.50%; the United States: 41.85% and 38.07% (respectively, for New York and Philadelphia); Spain: 45.00%; France: 59.09%, including an additional 11.00% for social taxes; Japan: 37.00%; the United Kingdom: 40.00%.

Share Ownership of Members of the Management Board

	Number of shares owned as of December 31, 2005 (excluding AXA Actionnariat mutual funds and other shareholding mutual funds)
	AXA Shares	AXA ADRs
Henri de Castries (Chairman)	576,733
Claude Brunet	62,996
Christopher Condron (United States)	–	380,218
Denis Duverne	199,882
François Pierson	8,500

Share Ownership of Members of the Supervisory Board

Number of shares owned as of December 31, 2005 (excluding AXA Actionnariat mutual funds and other shareholding mutual funds) AXA Shares
Claude Bébéar	2,459,690
Jean-René Fourtou	8,031
Léo Apotheker	225
David Dautresme	31,550
Jacques de Chateauvieux	840
Anthony Hamilton	4,436
Henri Hottinguer	124,271
Henri Lachmann	15,675
Gérard Mestrallet	2,825
Michel Pébereau	4,200
Dominique Reiniche (a)	0
Ezra Suleiman (b)	1,632
Jacques Tabourot	55,403

(a) Purchase of 100 shares in April 2006.

(b) Purchase of 1,675 additional shares in March 2006.

Following the merger of FINAXA into AXA, the agreements entered into among Messrs Henri de Castries, Claude Bébéar, Denis Duverne and certain other AXA shareholders, aiming at benefiting from the wealth tax regime provided by the “Dutreil” Act of August 1, 2003, was terminated.

Directors’ Fees Paid to Supervisory Board Members

The members of the Supervisory Board do not receive remuneration, with the exception of a fee for attending meetings. The amount of directors’ fees paid to AXA’s Supervisory Board members is indicated in the table below.

	Directors fees paid in 2006 for 2005 (gross amounts, in euros)	Directors fees paid in 2005 for 2004 (gross amounts, in euros)
Current members of the Supervisory Board
Claude Bébéar	121,309.91	79,767.48
Jean-René Fourtou	118,927.31	74,819.37
Leo Apotheker	37,149.95	n/a
David Dautresme	117,510.17	54,720.87
Jacques de Chateauvieux	44,374.19	n/a
Anthony Hamilton	57,975.29	35,222.89
Henri Hottinguer	65,864.26	59,190.28
Henri Lachmann	64,375.89	29,612.17
Gérard Mestrallet	59,463.66	45,494.63
Michel Pébereau	60,504.92	36,268.38
Dominique Reiniche	30,351.73	n/a
Ezra Suleiman	81,789.24	30,657.67
Jacques Tabourot	64,375.89	26,465.07
Former members of the Supervisory Board
Thierry Breton	9,959.62	29,612.17
Jacques Calvet	46,562.90	78,688.26
Alfred von Oppenheim	n/a	43,020.40
Bruno Roger	19,325.10	36,460.00
TOTAL	1,000,000.00	660,000.00

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

In consideration for the increase in the amount of work accomplished by the Supervisory Board and its committees, at the Annual Meeting of April 20, 2005, the shareholders approved an increase in the total annual amount of directors’ fees allocated to the Supervisory Board to €1 million. The previous gross amount of €660,000 euros had been approved by the shareholders at the Annual General Meeting of May 1999.

Retirement and preretirement pension payments

The Chairman of the Supervisory Board (Claude Bébéar) has received during the year 2005 a total amount of retirement pension of €433,766.

The representative of the employee shareholders on the Supervisory Board (Jacques Tabourot) has received during the year 2005 a total amount of €223,447 as a pre-retirement compensation.

Commitments made to corporate directors and officers

Pension
The French members of the Management Board of AXA (Henri de Castries, François Pierson, Denis Duverne, Claude  Brunet), and the representative of the employee shareholders on the Supervisory Board (Jacques Tabourot) participate,  as all other executives of AXA Group companies in France, to a supplementary pension scheme pursuant to article 39  of the Code Général des Impôts.

This scheme, which exists since January 1, 1992, has been modified with effect from January 1, 2005.

The new scheme has been approved by the Supervisory Board on December 22, 2004, after having been presented for advice to all work councils and central work councils during the last quarter of 2004.

Under this scheme, a supplementary pension is paid to executives who retire immediately upon leaving the AXA Group, at 60 at the earliest, and who have a minimum length of service of 10 years, of which at least 5 years as an executive.

The amount of the supplementary pension is calculated at the time of retirement and is in addition to the total amount of retirement pensions paid by the mandatory schemes (Social Security, ARRCO, AGIRC) and by any other retirement scheme to which the beneficiary may have participated during his/her career, both within or outside the AXA Group.

The amount of the supplementary pension aims, for a minimum executive seniority of 20 years, at achieving a global  pension equivalent to:

  40% of the average remuneration of the past 5 years preceding the retirement date, if this average is superior to 12 annual Social Security ceilings;
  50% of the average remuneration of the past 5 years preceding the retirement date, if this average is inferior to 8 annual Social Security ceilings;
  2.4 Social Security ceilings + 20% of the average remuneration of the past 5 years preceding the retirement date, if this average is between 8 and 12 annual Social Security ceilings.

Reduced rates apply for an executive seniority of less than 20 years. As an example, with 10 years executive seniority, the supplementary pension allows to reach a global pension equivalent to 34% instead of 40%. This rate is reduced to 20% for an executive seniority of 5 years, and no supplementary pension is paid for an executive seniority of less than 5 years.

In case of departure from the Group before retirement, no supplementary pension is paid.

Christopher Condron, a member of the Management Board and employee of AXA Equitable in the United States, benefits from a contractual supplementary pension arrangement providing for a payment at the age of 65 of an annual pension equivalent to 2% of his annual gross remuneration per year of service within the AXA Group.

The annual gross remuneration is defined as the average of the 36 highest monthly remunerations received during the past 60 months preceding retirement.

The total amount set aside or accrued by AXA SA and its subsidiaries to provide pension or retirement to the aforementioned executives is, as at December 31, 2005, €29.4 million.

Termination provisions
The French members of the Management Board of AXA (Henri de Castries, François Pierson, Denis Duverne, Claude  Brunet) benefit, as all other executives of AXA Group companies in France, from the regulations provided for under the  Agreement of March 3, 1993 signed by the Fédération Française des Sociétés d’Assurances (F.F.S.A.), the Syndicat  National des Cadres de Direction de l’Assurance (CFECGC) and the Syndicat du Personnel de Direction des Sociétés  d’Assurances et de Capitalisation (S.D.A.C.).

Christopher Condron, a member of the Management Board and employee of AXA Equitable in the United States, benefits from a contractual clause stating that in case of termination by the Company whithout cause, he would continue to receive during a period of 2 years after his departure a remuneration equivalent to his fixed salary plus target annual bonus, i.e. currently $5 million. Payment of this remuneration would cease as soon as he would resume a professional activity during the 2 year period.

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

Stock options are valid for a period of ten years. They are granted at fair market value, with no discount, and generally vest in thirds between 2 and 4 years following the grant date.

Annual grants are generally made during the first quarter of the year. In 2005, grants were made on March 29, 2005 and the strike price was determined based on the 20 trading days before the attribution.

In the United States, options may be granted during the year to newly-hired or newly-promoted employees or when the performance measures that give rise to option grants are available after the first quarter of the year.

The pool of options allocated to each business unit is generally determined on the basis of their contribution to Group performance the previous year.

Individual option grants are determined on the basis of the following criteria:

- importance of the job	=> role
- importance of the individual in the job	=> retention
- importance of the individual in the future	=> potential
- quality of the individual contribution	=> performance

Individual option grants are decided upon by the Management Board. Grants to members of the Management Board are submitted to the Supervisory Board (acting on the recommendation of its Compensation Committee) for prior approval.

In 2005, AXA stock option grants were as follows:

  12,377,340 subscription options at a price of €20.69 granted to 3,156 employees, representing 0.65% of the share capital;
  1,852,811 purchase options on ADRs granted by AXA Financial at an average price of $26.77 to 960 employees in the United States, representing 0.1% of the share capital.

On December 31, 2005, 4,802 AXA employees outside the United States and 6,091 employees in the United States1 had been granted stock options.

73,632,306 AXA subscription options2 and 38,619,842 ADR purchase options, together representing 5.99% of the share capital, were outstanding on December 31, 2005.

(1) In light of an AXA Financial all-employee stock option grant in 2001.
(2) Includes 6,448,232 options further to the conversion of FINAXA options into AXA options on December 16, 2005.

STOCK OPTIONS HELD BY MANAGEMENT BOARD MEMBERS AND EXECUTIVE COMMITTEE MEMBERS (options granted but not exercised on December 31, 2005)

BENEFICIARIES	AXA (a)	AXA ADR (b)
Management Board members
H. de Castries (Chairman)	5,634,563	286,219
C. Brunet	976,025	–
C. Condron (United States)	475,246	2,424,077
D. Duverne	1,821,701	97,850
F. Pierson	1,818,356	–
Supervisory Board members
C. Bébéar (Chairman)	5,516,010	286,219
J. Tabourot	182,849	–
Executive Committee members
JR. Abat (Spain)	534,075	–
A. Bouckaert (Belgium)	792,069	–
P. Donnet (Japan)	618,020	–
H.P. Gerhardt	–	–
D. Holt (United Kingdom)	541,598	–
J. Lieberman (United States) (c)	–
N. Moreau (d)	524,387	–
L. Owen (e) (Australia)	531,056	–
S. Tulin (United States)	396,718	1,628,934

(a) Includes FINAXA stock options converted into AXA stock options following the merger AXA/FINAXA on December 16, 2005.
(b) As part of AXA’s buyout of minority interests in AXA Financial, the outstanding options on AXA Financial common shares were converted into options on AXA American Depository Shares (ADR) on January 2, 2001.
(c) Also owns 80,000 shares of stock in AllianceBernstein.
(d) Also owns 7,562 shares of stock in AXA Investment Managers, an unlisted company.
(e) Also owns 3,300,000 shares of stock in AXA Asia Pacific Holdings, a company listed in Australia.

STOCK OPTIONS GRANTED AND/OR EXERCISED BY MANAGEMENT BOARD AND SUPERVISORY BOARD MEMBERS IN 2005

	AXA stock options					AXA ADR stock options
	Options granted			Options exercised		Options granted			Options exercised
Beneficiaries	Number	Expiry date	Price (Euros)	Number	Price (Euros)	Number	Expiry date	Price (USD)	Number	Price (USD)
Management Board members
H. de CASTRIES (Chairman)	750,000	29/03/2015	€20.61	183,520 82,000 132,758	€12.04 €10.96 €9.24	–	–	–	–	–
C. BRUNET	206,250	29/03/2015	€20.61	61,948	€10.96	–	–	–	–	–
C. CONDRON (United States)	475,246	29/03/2015	€20.87	–	–	–	–	–	290,115 191,554	$12.51 $17.96
D. DUVERNE	315,000	29/03/2015	€20.61	61,172 75,000 40,783	€12.04 €10.96 €10.02	–	–	–	–	–
F. PIERSON	337,500	29/03/2015	€20.61	101,955 18,906 4,563	€12.04 €10.02 €8.22	–	–	–	–	–
Supervisory Board members
C. BEBEAR (Chairman)	n/a	n/a	n/a	105,014 146,000 568,962	€8.22 €12.04 €9.24	n/a	n/a	n/a	–	–
J. TABOUROT	n/a	n/a	n/a	40,783 11,565	€10.02 €12.04	n/a	n/a	n/a	–	–

Stock options exercised by Claude Bébéar and Jacques Tabourot are options acquired during their past activity in 1995, 1996 and 1997.

Performance units

In 2004, the stock options program was partially replaced by a performance unit program.

In 2005, performance shares replaced performance units in France. Performance shares are free shares subject to performance conditions.

Performance units/shares aim to:

  Reward and retain top talents by linking the beneficiary compensation to the intrinsic performance of the AXA Group and their operational business units, as well as performance of the AXA share price on the medium term (2 to 4 years); and
  Reduce shareholder dilution by granting fewer share options.

The grant criteria for performance units/shares are similar to those used for stock options.

The principle of performance units/shares is as follows:

  Each beneficiary receives an initial grant of performance units/shares used to calculate the actual number of units/shares that will be definitely acquired at the end of a 2-year acquisition period (3 years for the 2004 performance unit plan), under the condition that the beneficiary is still employed by the AXA Group at that date.
  During each year of the acquisition period, half of the performance units/shares initially granted (one third for the 2004 performance unit plan) is subject to collective performance conditions measuring both the AXA Group performance and the beneficiary’s operational business unit performance, based on pre-determined targets.
  The performance targets used for the 2004 and 2005 performance units/shares are:
          • for the business unit: underlying earnings and adjusted earnings; and
        • for the AXA Group: underlying earnings and adjusted earnings per share.
  The degree of achievement for each target determines the number of units/shares actually granted to the beneficiary, which may vary between 0% and 130% of the units/shares at stake each year.
  At the end of the acquisition period, units/shares actually granted each year become definitely acquired, subject to the beneficiary being still employed by the AXA Group.

As far as performance units are concerned:

  Each unit is valued based on the average opening price of the AXA SA share during the last 20 trading days of the acquisition period.
  The total amount corresponding to the value of units that are definitely acquired, is paid to the beneficiary as remuneration.
  If the number of units definitely acquired is equal or larger than 1,000 the beneficiary only receives 70% of the value in order to allow him/her to pay social contributions and income taxes calculated on 100% of that value. 30% of the value is reinvested into AXA SA shares which are restricted from sale during a 2-year period, in order to develop employees’ shareownership and align employees and shareholders’ interests.

As far as performance shares are concerned:

  Shares that are definitely acquired at the end of the acquisition period are restricted from sale during a 2-year period.

The amounts corresponding to performance units are charged to expenses each year under the variable accounting method, but do not create any dilution for shareholders since no new shares are issued.

Performance shares represent less shareholder dilution than stock options, due to the smaller grant volume.

The first performance unit plan was launched on March 26, 2004 and 1,017,012 performance units have been initially granted to 2,554 beneficiaries.

A second performance unit plan was launched on March 29, 2005 and 919,394 performance units have been initially granted to 1,707 beneficiaries.

The first performance share plan was launched on April 21, 2005, after approval having been obtained at AXA’s Annual General Meeting of April 20, 2005. A total of 727,945 performance shares have been granted to 1,154 beneficiaries in France.

In addition, 770 beneficiaries in France have elected to renounce to their performance units granted under the 2004  plan and have been granted an equivalent number of free shares in 2005.

  The first tranche of performance units granted on March 26, 2004 having already been performance tested in 2004, the units that had been actually granted for the performance period 2004, i.e. 140,617 units have been cancelled and replaced by 140,617 free shares granted on April 21, 2005, without further performance conditions (restricted shares).
  The second and third tranches of performance units granted on March 26, 2004 being subject to performance testing in 2005 and 2006, the 245,073 corresponding units have been cancelled and replaced by 245,073 free shares  granted on April 21, 2005, with similar performance conditions (performance shares).

Performance Units/Shares Summary

Performance units

Initial Grant		Actual grant based on performance criterias						Units	Definitive
		Period 2004		Period 2005		Period 2006		cancelled	Acquisition
Units Initially Granted	Initial Grant Date	Units at stake	Units Actually Granted	Units at stake	Units Actually Granted	Units at stake	Units Actually Granted	at 31/12/05	Number of units	Date
1,017,012	26/03/04	339,004	374,875	201,520	–	–	–	429,741	180 (a)	26/03/07
919,394	29/03/05	–	–	459,697	–	–	–	13,953	–	29/03/07

(a) 180 Performance units have been definitely acquired further to a beneficiary’s decease in 2005.

Performance shares

	Initial		Actual grant based on performance criterias				Units	Definitive
	Grant		Period 2005		Period 2006		cancelled	Acquisition
	Units Initially Granted	Initial Grant Date	Units at stake	Units Actually Granted	Units at stake	Units Actually Granted	at 31/12/05	Number of units	Date
Annual grant	727,945	21/04/05	363,973	–	–	–	3,530	–	21/04/07
Conversion Performance units	245,073	21/04/05	122,537	–	–	–	1,292	–	21/04/07

Restricted shares

	Initial Grant		Shares cancelled at 31/12/05	Definitive Acquisition
	Shares Initially Granted	Initial Grant Date		Number of shares	Date
Conversion Performance units	140,617	21/04/05	750	–	21/04/07

Performance units/shares initially granted to the top 10 beneficiaries (outside the Management Board) during 2005

Number initially granted
Performance units	154,913
Performance shares	66,000
Restricted shares	14,236

Performance units/shares grants for the Management Board members are:

2004 Performance units

	Initial Grant		Actual grant based on performance criterias						Units	Definitive
			Period 2004		Period 2005		Period 2006		cancelled	Acquisition
	Units Initially Granted	Units at stake	Units at stake	Units Actually Granted	Units at stake	Units Actually Granted	Units at stake	Units Actually Granted	at 31/12/05	Number of units	Date
H. de Castries	60,000	26/03/04	20,000	23,000	–	–	–	–	63,000	–	–
C. Brunet	16,500	26/03/04	5,500	6,325	–	–	–	–	17,325	–	–
C. Condron	74,321	26/03/04	24,774	28,395	24,774	–	24,773	–	–	–	26/03/07
D. Duverne	23,400	26/03/04	7,800	8,970	–	–	–	–	24,570	–	–
F. Pierson	27,000	26/03/04	9,000	10,660	–	–	–	–	28,660	–	–

Performance units/shares 2005

	Initial Grant				Actual grant based on performance criterias				Units	Definitive
	Performance units		Performance shares Restricted shares		Period 2005		Period 2006		shares cancelled	Acquisition
	Units Initially Granted	Units Grant Date	Shares Initially Granted	Initial Grant Date	Units / Shares at stake	Units / Shares Actually Granted	Units / Shares at stake	Units / Shares Actually Granted	at 31/12/05	Number of Units / Shares	Date
H. de Castries	–	–	140,000	21/04/05	70,000	–	70,000	–	–	–	21/04/07
			23,000	21/04/05	–	–	–	–	–	–	21/07/07
C. Brunet			38,500	21/04/05	19,250	–	19,250	–	–	–	21/04/07
	–	–	6,325	21/04/05	–	–	–	–	–	–	21/04/07
C. Condron	95,049	29/03/05	–	–	46,525	–	46,524	–	–	–	29/03/07
D. Duverne	–	–	57,600	21/04/05	28,800	–	28,800	–	–	–	21/04/07
			8,970	21/04/05	–	–	–	–	–	–	21/04/07
F. Pierson	–	–	63,000	21/04/05	31,500	–	31,500	–	–	–	21/04/07
			10,660	21/04/05	–	–	–	–	–	–	21/04/07

Statement on corporate governance as required by section 303A-11 of the New York Stock Exchange’s Listed Company Manual

The following is a brief explanation of the principal ways in which AXA’s corporate governance practices differ from the New York Stock Exchange corporate governance rules applicable to U.S. domestic companies listed on the NYSE.

Many of the corporate governance rules in the NYSE Listed Company Manual (the “NYSE Governance Rules”) do not apply to AXA as a “foreign private issuer”. However, Rule 303A.11 requires foreign private issuers to describe significant differences between their corporate governance standards and the corporate governance standards applicable to U.S. companies listed on the NYSE. While management believes that AXA’s corporate governance practices are similar in many respects to those of U.S. companies listed on the NYSE and provide investors with protections that are comparable in many respects to those envisioned by the NYSE Governance Rules, there are certain important differences described below.

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

AXA has a dual board structure, consisting of a Supervisory Board elected by the shareholders and a Management Board appointed by the Supervisory Board. This dual governance structure provides a framework governing the exercise of corporate power separating the powers of management (exercised by the Management Board) from those of supervision (exercised by the Supervisory Board). Unlike the Board of Directors of a U.S. company which often includes executive (i.e. “inside”) directors, under French law, AXA’s Supervisory Board may not include any members of executive management or other employees subject only to a limited exception that permits shareholders to elect an employee representative to the Supervisory Board under certain circumstances1. The Supervisory Board evaluates the independence of its members using various criteria including, among others, the recommendations set forth in various French reports on corporate governance published by the Association Française des Entreprises Privées (AFEP) and the Mouvement des Entreprises de France (MEDEF) (i.e. the Bouton Report as well as the Vienot I and Vienot II reports), as well as the standards set forth in the Sarbanes Oxley Act for assessing independence of Audit

(1) Under French law, in cases where the employees, as a group, collectively hold more than 3% of a company’s outstanding ordinary shares, the company is required to present one or more “employee-representative” candidates for election to its Supervisory Board. This “employee- representative” represents the interest of the employee shareholders. At their Annual Shareholders Meeting on April 21, 2004, AXA’s shareholders elected one “employee-representative” to AXA’s Supervisory Board in accordance with the requirements of French law.

Committee members. We believe that these criteria for independence are generally consistent with those of the NYSE Governance Rules (i.e. an independent director may have no material financial or other relationship with an issuer that would give rise to an actual or perceived conflict of interest); however, the specific tests of “independence” differ on certain points.

Under French law, the committees of the Supervisory Board are advisory in nature and have no independent or delegated decision making authority. This is different than in a U.S. company listed on the NYSE where, for example, the NYSE Governance Rules require that certain Board committees (e.g. nominating or audit committees) be vested with decision-making powers on certain matters. Under French law, ultimate decision making authority rests with the Supervisory Board and board committees are charged with examining matters within the scope of their charter and making recommendations on these matters to the Supervisory Board. In addition, under French law the decision as to appointment of a company’s outside auditors belongs to the company’s shareholders and must be made by the shareholders at their annual general meeting upon recommendation of the Supervisory Board. This is different than in the case of a U.S. company listed on the NYSE where the NYSE Governance Rules require this decision to be made by the Audit Committee of the Board. In light of the NYSE Governance Rules and the requirements of the Sarbanes Oxley Act, however, AXA’s Supervisory Board has approved an Audit Committee Charter providing that the Audit Committee is responsible, to the extent permitted by French law, for the appointment, compensation, retention and oversight of AXA’s outside auditors and for making all recommendations to the Supervisory Board with respect to these matters. Finally, unlike U.S. listed companies which are required to have only a single outside auditor, French law requires French listed companies, like AXA, to have two statutory auditors. In this respect, the requirements and spirit of French law are consistent with the overriding goal of the NYSE Governance Rules (i.e. the audit of a listed company’s accounts must be conducted by auditors independent from company management).

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

For additional risks related to our operations, please see Item 3 – "Key Information – Risk Factors – Others risks relating to our operations" of this Annual Report.

For more information regarding AXA’s corporate governance, you may also consult Items 7, 9 and 10 of this Annual Report.

Item 7: Major Shareholders and Related Party Transactions

Capital Ownership

To the best of the Company’s knowledge, the table below summarizes its capital ownership and voting power as of February 28, 2006:

	Number of shares	Capital ownership	Voting power
Mutuelles AXA (a)	267,711,761	14.30%	23.29%
Self-held shares	10,141,627	0.54%	–
Shares held by subsidiaries (a) (b)	31,009,671	1.66%	–
Employees and agents	104,231,745	5.57%	7.02%
General public	1,458,873,534	77.93%	69.69%
Total	1,871,968,338	100%	100%

(a) Directly and indirectly.
(b) Excluding AXA shares held through mutual funds and shares backing contracts where the financial risk is borne by policyholders.  Source: Euronext Notice as of February 28, 2006.

To the best of the Company’s knowledge, as at May 31, 2006, no shareholder other than BNP Paribas and the Mutuelles AXA owns more than 5% of the share capital. The Company has agreed to disclose any ownership in excess of 2% of its outstanding share capital known to it. Following the merger of FINAXA into AXA, BNP Paribas exceeded this 2% threshold and held, as of December 31, 2005, 3.6% of AXA’s share capital and as May 31, 2006, 5.8% of AXA’s share capital.

Of the 1,871,968,338 shares composing the share capital, 311,355,031 shares entitled their holders to double voting rights as at February 28, 2006.

As of February 28, 2006, Mutuelles AXA1, as a group, owned directly and indirectly, 14.30% of the share capital and 23.29% of the voting power at AXA shareholders’ meetings.

To the best of the Company’s knowledge, subsidiaries of the AXA Group do not hold any AXA shares that are pledged. In addition, to the best of the Company’s knowledge, based on information available to it, a very small number of individual registered shareholders hold AXA shares that are pledged.

(1) i.e. AXA Assurances IARD Mutuelle, including Matipar, its 100% subsidiary, AXA Assurances Vie Mutuelle and AXA Courtage Assurance Mutuelle.

Significant changes in capital ownership

Significant changes in ownership of the Company’s share capital between December 31, 2003 and December 31, 2005 are set forth in the table below.

	As of December 31, 2005
	Number of shares	Capital owner- ship (%)	Number of votes	Voting power (%)
Mutuelles AXA (a)	267,711,761	14.30%	498,858,517	23.19%
of which:
– Mutuelles AXA	n/a	n/a	n/a	n/a
– FINAXA (a)	n/a	n/a	n/a	n/a
Self-held shares	653,857	0.03%	–	–
Shares held by subsidiaries (a) (b)	32,007,788	1.71%	–	–
Employees and agents	105,672,937	5.65%	152,473,475	7.09%
General public	1,465,558,661	78.31%	1,499,634,200	69.72%
Total	1,871,605,004	100%	2,150,966,192	100%

(a) Directly and indirectly.

(b) Excluding AXA shares held through mutual funds and shares backing contracts where the financial risk is borne by policyholders.

Prior to the merger of FINAXA into AXA on December 16, 2005, Mutuelles AXA, as a group, held, directly and indirectly (including through FINAXA), 20.34% of AXA’s share capital and 32.35% of its voting rights. For information regarding the share ownership of the members of the Management Board and Supervisory Board, please see Item 6 “Directors, Senior Management and Employees” of this Annual Report.

Fully diluted capital at February 28, 2006

The following table indicates the Company’s fully diluted share capital, assuming that the maximum number of new shares is issued following conversion of all outstanding convertible bonds and the exercise of all outstanding stock options.

	Outstanding number	Fully diluted capital
Ordinary shares issued on February 28, 2006 *	1,871,968,338	1,871,968,338
Subordinated convertible bonds 1999-2014	9,199,353	37,349,373
Subordinated convertible bonds 2000-2017	6,639,463	26,956,220
Subordinated convertible bonds 1997-2006 (a)	6,933	26,276
Stock options	73,166,754	73,166,754
Freely allotted shares	1,105,537	1,105,537
Stock subscription warrants related to the Shareplan program in Germany	2,728,667	2,735,333
Maximum total number of shares	–	2,013,307,831

* Source: Euronext Notice as of February 28, 2006.

(a) Following the merger of FINAXA into AXA, AXA has assumed FINAXA’s obligations in respect of convertible bonds issued by FINAXA in 1997.  Although the maturity date of these bonds is January 2006, bondholders had until March 2006 to present their bonds for redemption.

As of December 31, 2005, to the best of the Company’s knowledge based on the information available to it, the Company had approximately:

  9,763 total registered holders of its ordinary shares (i.e. holding in nominative form); and
  83,013,820 ADSs outstanding, representing approximately 4% of the outstanding ordinary shares, held by registered holders.

As of December 31, 2004				As of December 31, 2003
Number of shares	Capital owner- ship (%)	Number of votes	Voting power (%)	Number of shares	Capital owner- ship (%)	Number of votes	Voting power (%)
388,297,657	20.34%	746,960,225	32.35%	358,662,568	20.17%	711,765,136	32.92%
51,959,561	2.72%	100,862,677	4.37%	48,903,116	2.75%	97,806,232	4.52%
336,338,096	17.62%	646,097,548	27.98%	309,759,452	17.42%	613,958,904	28.40%
–	–	–	–	–	–	–	–
21,317,674	1.12%	–	–	29,129,463	1.64%	–	–
98,332,067	5.15%	144,069,477	6.24%	85,236,438	4.79%	116,377,731	5.38%
1,400,496,772	73.38%	1,418,013,499	61.41%	1,305,072,510	73.40%	1,333,874,553	61.70%
1,908,444,170	100%	2,309,043,201	100%	1,778,100,979	100%	2,162,017,420	100%

Substantially all of the AXA ADSs were held by U.S. residents. As of December 31, 2005 to the best of the Company’s knowledge based on the information available to it, approximately 14% of the Company’s total outstanding ordinary shares were held by U.S. residents (including the ordinary shares held in the ADR program).

To the best of the Company’s knowledge based on the information available to it, there are no existing arrangements that may at a future date result in a change of control of the Company.

Relationship with the Mutuelles AXA

The Mutuelles AXA are three mutual insurance companies engaged in the Life & Savings insurance business and Property & Casualty insurance business in France: AXA Assurances IARD Mutuelle, AXA Assurances Vie Mutuelle and AXA Courtage Assurance Mutuelle. The Mutuelles AXA do not have shares outstanding and the business of each Mutuelle is supervised by a board of directors elected by delegates representing policy-holders. As of February 28, 2006, the Mutuelles AXA, as a group, owned, directly and indirectly through intermediate holding companies (including FINAXA), approximately 14.30% of the Company’s outstanding ordinary shares representing approximately 23.29% of the total voting power.

The Mutuelles AXA are parties to agreements pursuant to which they have stated their intention to collectively vote their shares in FINAXA. The Mutuelles AXA intend to enter into new agreements with similar terms that reflect the merger of FINAXA into AXA. At present, the Mutuelles AXA continue to operate pursuant to the arrangements established by the agreements regarding FINAXA. The existing agreements between the Mutuelles AXA affirm the intention of the Mutuelles AXA to utilize the synergies between the Mutuelles AXA and AXA’s insurance subsidiaries to enhance their competitiveness while maintaining their separate identities. As part of these agreements, the Mutuelles AXA have also established a strategy committee (comité de coordination stratégique) composed of various members appointed by the boards of directors of the Mutuelles AXA. The strategy committee elects a chairman from among its members who, at present, is Claude Bébéar, who is also Chairman of AXA’s Supervisory Board. The strategy committee was generally consulted on all significant matters relating to FINAXA. Under these agreements, each of the Mutuelles AXA has also granted a right of first refusal to the other Mutuelles AXA in the event of any sale or other disposition of shares of FINAXA (or subscription or other rights or options relating thereto) and agreed not to purchase additional shares of FINAXA without the prior consent of the strategy committee.

The Mutuelles AXA are engaged directly in the Life & Savings business and the Property & Casualty businesses in France.  These insurance businesses, which are the Mutuelles AXA’s main operating business activities, generated gross premiums  of €1,494 million in 2005. The insurance businesses of the Mutuelles AXA and the insurance businesses of the Company’s  French insurance subsidiaries use similar distribution channels and are managed as single business, subject to legal and management arrangements established to maintain the legal distinctions between their respective businesses. While each of the Company and the Mutuelles AXA has its own board of directors (or similar corporate governance structure), they have in common certain members of management and certain members of the Company’s management and/or Supervisory Board also hold directorships and/or management positions in the Mutuelles AXA. The Mutuelles AXA, which have no employees, also use employees of the Company’s French insurance subsidiaries pursuant to management agreements between the Mutuelles and those subsidiaries. There are no agreements between the Mutuelles AXA and the Company’s insurance subsidiaries that restrict in any way their ability to compete with one another.

Some of the costs and expenses of operating the Life & Savings business and the Property & Casualty business in the Company’s French insurance subsidiaries (other than commissions) are shared by these subsidiaries and the Mutuelles AXA and allocated among them through Groupements d’Intérêt Economique or GIEs. GIEs are partnerships that perform various common services for their members and allocate associated costs and expenses. These costs and expenses currently are allocated on the basis of actual use of the specific service, to the extent practicable. The manner of managing these insurance businesses or allocating these costs and expenses may change in the future. The Property & Casualty insurance business generated in France by insurance brokers is underwritten through a coinsurance arrangement between AXA France IARD, a Property & Casualty insurance subsidiary of the Company, and AXA Courtage Assurance Mutuelle, one of the Mutuelles AXA engaged in the Property & Casualty business.

Agreement with BNP Paribas

AXA and BNP Paribas signed on December 15, 2005, an agreement (the “Agreement”) replacing the one signed on September 12, 2001 and amended by an additional clause on October 26, 2004.

The Agreement which was filed with the AMF “Autorité des Marchés Financiers” on December 16, 2005, sets forth certain  terms and conditions governing their respective rights with respect to the acquisition or disposal of AXA and BNP Paribas  shares, and provides for the maintenance of stable cross-shareholdings between the two groups as follows:

  the AXA Group agrees to hold at least 47,753,862 BNP Paribas shares (including those shares acquired recently in connection with of BNP Paribas’ rights issue launched on March 3, 2006);
  the BNP Paribas Group agrees to hold at least 61,587,465 AXA shares.

In addition, AXA and BNP Paribas have granted each other options that give each of them the right to repurchase their shares in the event of a change in the control of the other party.

The Agreement shall remain in force for a period of five years, from December 16, 2005, the date on which it went into effect, and will be renewed automatically thereafter for an initial term of two years, and then for subsequent periods of one year each, absent termination on the part of either party notified three months prior to the automatic renewal date.

The details of this agreement are available on the internet site of the AMF “Autorité des Marchés Financiers”:  www.amf-france.org.

Employee shareholders

The AXA Group offers its employees an opportunity to become shareholders through a special issuance of ordinary shares reserved exclusively for them.

By virtue of the authorization granted by the shareholders at the Annual General Meeting of April 20, 2005, the Management Board increased share capital, as provided for by the French Ordonnance of October 21, 1986, through the issue of shares to AXA Group employees in December 2005 under the Shareplan 2005 program. The shareholders waived their preferential subscription rights so that this offering could be made to employees.

In the countries that met the legal and tax requirements, two investment options were offered in 2005:

  the traditional plan, available in 27 countries,
  the investment leverage plan, offered in 28 countries.

New employee mutual funds with direct voting rights have been created to allow beneficiaries to directly exercise their voting rights.

More than 23,000 employees in 28 countries took part in Shareplan 2005 offering, and participating employees invested a total of 304.3 million euros (up 29.8% compared with the 234.4 million euros invested in December 2004), as follows:

  33.7 million euros in the traditional plan (versus 21 million euros in December 2004);
  270.6 million euros in the investment leverage plan (versus 213.3 million euros in December 2004).

A total of 16,252,190 new ordinary shares were issued, each with a par value of 2.29 euros. These shares began  earning dividends on January 1, 2005.

As of December 31, 2005, AXA employees held 5.65% of the Group’s outstanding ordinary shares and 7.09% of the voting rights. These shares are owned through 22 mutual funds or directly, in the form of shares or ADRs.

Other transactions

For information concerning related party transactions, please see Item 18 – note 28 “Related Party Transactions” of this Annual Report.

For information concerning certain relationships and related party transactions involving AllianceBernstein, see Item 13 of AllianceBernstein’s Form 10-K for the year ended December 31, 2005 on file with the SEC (SEC file no. 001-09818).

Item 8: Financial Information

Please see Item 18 “Financial Statements” of this Annual Report.

Legal Proceedings

Please see Item 18 – note 31 “Litigation” of this Annual Report.

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

For further information on the dividends declared and paid in the most recent five years and on the Company’s dividend policy, see Item 3 “Key Information-Dividends” and Item 10 “Additional Information-Dividends” of this Annual Report.

Significant changes

For a description of certain developments since the date of the annual financial statements included in this Annual Report, please see Item 18 – note 30 “Events subsequent to December 2005” of this Annual Report.

Item 9: The offer and listing

Markets

The principal trading market for the Company’s ordinary shares is the premier marché of Euronext. The AXA ADSs, each representing one AXA ordinary share, are listed on the NYSE.

The Amsterdam, Brussels and Paris stock exchanges agreed to combine their operations into Euronext Paris – the first pan-European stock exchange. Announced in March 2000, this union was formalized on September 22, 2000 by the creation of a holding company, Euronext N.V., which holds all the shares of the Amsterdam, Brussels and Paris exchanges.

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

All the markets of Euronext Paris are cash settlement markets (marché au comptant). Highly liquid shares, including those of the Company, are eligible for deferred settlement (Service à Règlement Différé – SRD). Payment and delivery for shares under the SRD occurs on the last day of each month. Use of the SRD service requires payment of a commission. Under this system, the determination date for settlement the following month occurs on the fifth trading day prior to the end of each month.

In France, the Company’s ordinary shares are included in the principal index published by Euronext Paris (the “CAC 40 Index”). The CAC 40 Index is derived daily by comparing the total market capitalization of 40 stocks included in the premier marché of Euronext Paris to the total market capitalization of the same stocks on December 31, 1987. Adjustments are made to allow for expansion of the sample due to new issues. The CAC 40 Index indicates trends in the French stock market as a whole and is one of the most widely followed stock price indices in France. As a result of the creation of Euronext, the Company’s ordinary shares are also included in Euronext 100, the index representing Euronext’s blue chip companies based on market capitalization. The Company’s ordinary shares are also included in the Dow Jones STOXX 50 and Dow Jones Euro STOXX 50, blue chip indices comprised of the 50 most highly capitalized and most actively traded equities throughout Europe and within the European Monetary Union, respectively. In addition the Company’s ordinary shares are also included in the Dow Jones Euro Stoxx Insurance, insurance related indice for companies within the European Monetary Union.

The table below sets forth, for the periods indicated, the reported high and low closing prices in Euro for the Company’s ordinary shares on the Euronext Paris:

PRICE PER AXA ORDINARY SHARE

Calendar Period	High (€)	Low (€)
2001 (a)	38.95	17.35
2002	26.02	9.45
2003
First quarter	14.00	8.93
Second quarter	14.40	10.73
Third quarter	16.90	12.99
Fourth quarter	16.99	14.69
Annual	16.99	8.93
2004
First quarter	19.36	16.14
Second quarter	18.74	15.63
Third quarter	18.47	15.60
Fourth quarter	18.56	16.14
Annual	19.36	15.60
2005
First quarter	21.44	17.90
Second quarter	21.19	18.75
Third quarter	23.12	19.88
Fourth quarter	28.08	22.25
Annual	28.08	17.90
2005 and 2006
November 2005	26.10	24.03
December 2005	28.08	25.65
January 2006	28.57	25.64
February 2006	30.63	27.27
March 2006	30.24	28.23
April 2006	29.49	27.33
May 2006	30.67	26.20

(a) At the annual general meeting of shareholders of the Company held on May 9, 2001, the Company’s shareholders approved a 4-for-1 stock split of the Company’s outstanding ordinary shares. Immediately following this stock split, which became effective on May 16, 2001, the parity between the Company’s ordinary share and the ADS was changed from one ADS representing one-half of an ordinary share to one ADS representing one ordinary share. The high and low closing prices are adjusted to reflect the 4-for-1 split of AXA’s outstanding ordinary shares effective May 16, 2001.

Trading on the New York Stock Exchange

The Bank of New York serves as depositary with respect to the Company’s ADSs traded on the NYSE. Following the change in parity between the AXA ordinary share and ADS effective May 16, 2001, each ADS represents the right to receive one ordinary share.

The table below sets forth, for the periods indicated, the reported high and low closing prices in U.S. dollars for the Company’s ADSs on the NYSE:

PRICE PER AXA ADS

Calendar Period	High ($)	Low ($)
2001 (a)	37.37	15.95
2002	25.60	9.39
2003
First quarter	14.95	10.32
Second quarter	17.14	12.09
Third quarter	19.20	15.52
Fourth quarter	21.47	17.42
Annual	21.47	10.32
2004
First quarter	24.37	19.73
Second quarter	22.32	19.00
Third quarter	22.30	19.12
Fourth quarter	24.94	20.54
Annual	24.94	19.00
2005
First quarter	28.48	23.35
Second quarter	27.02	24.04
Third quarter	28.77	24.51
Fourth quarter	33.35	26.70
Annual	33.35	23.35
2005 and 2006
November 2005	30.71	28.21
December 2005	33.35	30.34
January 2006	34.70	31.40
February 2006	35.86	32.72
March 2006	35.96	33.79
April 2006	36.95	33.47
May 2006	38.76	33.72

(a) High and low closing prices are adjusted to reflect the 4-for-1 split of AXA’s outstanding ordinary shares and the change in parity between the AXA ordinary share and the ADS effective May 16, 2001.

We cannot assure you of the market price of the Company’s ordinary shares or ADSs and past price is no indication of future performance. We urge you to obtain current market quotations for these securities.

Item 10: Additional Information

Memorandum and Articles of Association

The Company is a holding company organized under the laws of France as a Société Anonyme (a form of limited liability company), with a Supervisory Board and a Management Board. The Company’s principal office is located at 25, avenue Matignon, 75008 Paris, France and AXA is registered with the Paris Trade and Companies Register (Registre du Commerce et des Sociétés) under number 572 093 920. References to “AXA” in this Item 10 are references to the Company, unless otherwise indicated.

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

Compensation

Upon the proposal of the Compensation Committee, the Supervisory Board fixes the amount and terms of compensation for each of the members of the Management Board. Members of the Supervisory Board receive a fixed annual fee, the amount of which is determined by the shareholders at their annual meeting and apportioned by the Supervisory Board among its members. Such determination and apportionment are made upon the proposal of the Compensation Committee. The Supervisory Board also may compensate its members for the performance of special tasks or assignments in accordance with the provisions of French company law. Decisions of the Supervisory Board in that respect may be passed only if at least half of its members are present. For further information see Item 6 “Supervisory Board Committees” of this Annual Report.

Retirement

Any member of the Management Board who during a fiscal year reaches the age of sixty-five while in office is automatically deemed to have resigned at the end of that fiscal year. However, when a member of the Management Board reaches that age, the Supervisory Board may choose to extend his term one or more times, provided that the total extended period does not exceed three years.

Members of the Supervisory Board may not stay in office past the age of seventy. However, this rule may be waived by the Supervisory Board for up to one-third of the members of the Supervisory Board (individuals or representatives of legal entities). Members of the Supervisory Board who have exceeded the age limit can only be appointed by shareholders for a maximum two-year period renewable once.

Shareholding

Article 10-2 of AXA’s statuts provides that members of the Supervisory Board must own at least 100 ordinary shares for their term of office. Neither French law nor AXA’s statuts, require members of the Management Board to be shareholders of the Company.

For additional information concerning the respective powers of the Management and Supervisory Boards, see Item 6 “Directors, Senior Management and Employees” in this Annual Report.

Description of AXA’s Capital Stock

AXA ordinary shares

As of February 28, 2006, there were 1,871,968,338 ordinary shares outstanding, each with nominal value of €2.29. All these ordinary shares were fully paid and non assessable. The following table sets forth changes in the number of outstanding ordinary shares from January 1, 2005 to February 28, 2006:

Date	Operations	Number of shares issued	Issue premium	Number of shares outstanding after the operation	Amount of share capital after the operation (in euros)
2005	Exercise of stock options	46,789	305,298	1,908,490,959	4,370,444,296
	Exercise of stock options	2,224,844	17,509,581	1,910,715,803	4,375,539,189
	Exercise of stock subscription warrants	27,983	308,505	1,910,743,786	4,375,603,270
	Share capital increase following the definitive completion of the merger of FINAXA into AXA	299,012,355	4,308,368,615	2,209,756,141	5,060,341,563
	Exercise of stock options	480,947	5,232,868	2,210,237,088	5,061,442,932
	Exercise of stock subscription warrants	6,871	90,044	2,210,243,959	5,061,458,666
	Share capital reduction by cancellation of shares	(19,809,693)	(466,353,090)	2,190,434,266	5,016,094,469
	New equity issue reserved for employees of AXA	1,866,614	29,455,181	2,192,300,880	5,020,369,015
	New equity issue reserved for employees of AXA	13,728,714	222,657,172	2,206,029,594	5,051,807,770
	New equity issue reserved for employees of AXA (ABSA)	656,862	13,327,733	2,206,686,456	5,053,311,984
Jan. 9, 2006	Share capital reduction (through the cancellation of shares) following the merger of FINAXA into AXA	(337,490,816)	(5,379,990,858)	1,869,195,640	4,280,458,016
Jan. 16, 2006	Exercise of stock options	2,021,262	18,942,856	1,871,216,902	4,285,086,706
	Exercise of stock subscription warrants	4,780	64,773	1,871,221,682	4,285,097,652
	Conversions of bonds	383,322	4,781,199	1,871,605,004	4,285,975,459
Feb. 28, 2006	Exercise of stock options	342,060	4,372,946	1,871,947,064	4,286,758,777
	Exercise of stock subscription warrants	14,525	152,438	1,871,961,589	4,286,792,038
	Conversions of bonds	6,749	84,135	1,871,968,338	4,286,807,494

Changes in share capital

Capital increase

Pursuant to the statuts of AXA and French law and subject to the exceptions described below, the share capital of AXA may be increased only with the approval of two-thirds of the shareholders present or represented by proxy voting together as a single class at an extraordinary general meeting following a recommendation by the Management Board and after a prior authorization by the Supervisory Board.

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

Capital decrease

As provided in the French Commercial Code, AXA’s share capital may generally be decreased only with the approval of two-thirds of the shareholders present or represented by proxy voting together as a single class at an extraordinary shareholders’ meeting. The number of shares may be reduced if AXA either exchanges or repurchases and cancels shares. As a general matter, reductions of capital occur pro rata among all shareholders, except (1) in the case of a share buyback program, or a public tender offer to repurchase shares (offre publique de rachat d’actions (OPRA)), where such a reduction occurs pro rata only among tendering shareholders; and (2) in the case where all shareholders unanimously consent to a non pro-rata reduction. AXA may not repurchase more than 10% of its share capital within 18 months from the shareholders’ meeting authorizing the buy-back program. In addition, AXA may not cancel more than 10% of its outstanding share capital over any 24-month period and may not hold more than 10% of its share capital in self-held shares and shares owned by subsidiaries.

Self-held shares must be fully paid and held by AXA in registered form. Self-held shares are deemed outstanding under French law but are not entitled to dividends, voting rights or preemptive rights.

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

Preemptive rights

Under French law, shareholders have preemptive rights to subscribe on a pro rata basis for additional shares of any equity securities or other securities giving a right, directly or indirectly, to equity securities issued by AXA for cash. During the subscription period relating to a particular offering of shares, shareholders may transfer preferential subscription rights that they have not previously waived. In order to issue additional ordinary shares without preemptive rights, beyond issuances already approved by AXA shareholders, AXA must obtain the approval of two-thirds of the voting rights present or represented by proxy at an extraordinary meeting of AXA shareholders, voting together as a single class.

Dividends

AXA may distribute dividends to its shareholders from net income in each fiscal year after deductions for depreciation and provisions, as increased or reduced by any profit or loss carried forward from prior years, and as reduced by the legal reserve fund allocation described below.

Under French law, AXA is required to allocate 5% of its net income in each fiscal year, after reduction for losses carried forward from previous years, if any, to a legal reserve fund until the amount in that fund equals 10% of the nominal amount of its share capital. The legal reserve is distributable only upon AXA’s liquidation.

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

Under AXA’s statuts, the actual dividend payment date is decided by the Management Board. AXA must pay any dividends or interim dividends within nine months of the end of its fiscal year. Dividends not claimed within five years of the date of payment become property of the French state.

Under AXA’s statuts, at an ordinary annual general meeting, the shareholders may grant an option to each shareholder to receive dividends in either cash or additional ordinary shares.

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

Registered ordinary shares must be converted into bearer shares before being traded on the Euronext Paris and, accordingly, must be registered in an account maintained by an accredited intermediary. A shareholder may initiate a transfer by giving selling instructions to the relevant accredited intermediary. Ordinary shares held in bearer form may be transferred through accredited financial intermediaries and may be traded without further requirement. For dealings on Euronext Paris, a tax assessed on the price at which the securities were traded, or “impôt sur les opérations de bourse”, is payable at the rate of 0.3% on transactions of up to €153,000 and at a rate of 0.15% on transactions exceeding this amount, capped at €610 per transaction. This tax is subject to a rebate of €23 per transaction. However, non-residents of France are not required to pay this tax. In addition, a fee or commission is payable to the broker involved in the transaction, regardless of whether the transaction occurs within or outside France. Normally, no registration duty is payable in France, unless the transfer instrument has been executed in France.

Disclosure requirements when holdings exceed specified thresholds

French law provides that any person or entity that, directly or indirectly, acting alone or in concert with other shareholders, becomes the owner of more than 5%, 10%, 15%, 20%, 25% 33 1/3%, 50%, 66 2/3%, 90% or 95% of the outstanding share capital or voting rights of AXA (including through ownership of ADRs representing ADSs), or whose holding falls below any of these levels, must notify AXA and the AMF in writing within five trading days of exceeding or falling below the relevant level and indicate the number of ordinary shares and voting rights held by it.

In addition, the statuts of AXA provide that any individual or entity acting alone or in concert with others that acquires ordinary shares resulting in a direct or indirect holding of 0.5% or more of the outstanding share capital or voting rights of AXA, including through the acquisition of ADRs representing the ADSs, must notify AXA by registered letter with return receipt requested within five calendar days of the date of the acquisition (“inscription en compte”) of the ordinary shares or in the case of a holder of ADRs representing ADSs, within five days of the registration of the ADRs representing the ADSs, as a result of which the shareholder, acting alone or in concert with others, has reached or exceeded that percentage. The individual or entity must further notify AXA pursuant to the above conditions each time an additional 0.5% threshold is passed. Any shareholder, including any holder of ADRs representing the ADSs, whose holding falls below any of these thresholds must also notify AXA. In addition, AXA must, as a listed company, publish at the end of the month, the number of outstanding AXA ordinary shares and/or voting rights, if there has been any change during the course of the month.

French law imposes additional reporting requirements on persons who, acting alone or in concert with others, acquire more than 10% or 20% of the outstanding shares or voting rights in AXA. These persons must file with the AMF and AXA a report disclosing their intentions for the 12-month period following the acquisition. The report must specify whether the acquiror intends to continue purchasing shares, acquire control of AXA or seek election of nominees to the Management Board or Supervisory Board. This report must be filed within ten trading days of the date either of these thresholds is crossed. The report is published by the AMF. The acquiror must also publish a press release in a financial newspaper having national circulation in France. Upon any change of intention, the acquiror must file a new report.

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

Voting rights

Each AXA ordinary share entitles its holder to one vote at all meetings of AXA shareholders, subject to the provisions concerning double voting rights described below. Each ordinary share fully paid and held in registered form by the same person for at least two full fiscal years, entitles its holder to double voting rights with respect to such ordinary share at any meeting of AXA shareholders, whether annual or extraordinary. The double voting right will automatically terminate for any share that has been converted into a bearer share or for which ownership has been transferred. Any transfer of shares as a result of inheritance, division of community property by spouses or donation to a spouse or heir shall not affect the double voting rights of such shares.

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

French law requires mergers and certain consolidations to be approved by two-thirds of the shareholders present or represented at the extraordinary shareholders’ meeting called to decide on such matters French law also requires the affirmative vote of the shareholders of the surviving corporation in a merger at an extraordinary general meeting. However, no general meeting of shareholders is required in a case of a merger of a wholly-owned subsidiary with its parent company.

Convertible/exchangeable bonds

For information on convertible/exchangeable bonds and notes issued by the Company, see note 14 “Mezzanine Capital” to the consolidated financial statements included in this annual report as Item 18.

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

American Depositary Receipts (“ADRs”)

Each ADR evidences an ADS, which in turn represents one AXA ordinary share. The ordinary shares underlying the ADSs represented by ADRs are deposited with the custodian or any successor custodian, under the terms of the deposit agreement.

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

Deposit and withdrawal of AXA ordinary shares

Under the deposit agreement, upon receipt of notice from the custodian (currently AXA Banque) of a deposit of AXA ordinary shares with the custodian in form satisfactory to it (in the case of AXA ordinary shares to be held in bearer form), or upon delivery to The Bank of New York of AXA ordinary shares (in the case of AXA ordinary shares to be held in registered form), together with any required certifications, The Bank of New York will execute and deliver, at its Corporate Trust Office to, or upon the order of, the person or persons named in such order, an ADR or ADRs registered in the name or names requested by such person or persons representing the number of ADSs issuable in respect of that deposit, but only upon payment to The Bank of New York of its fee for execution and delivery of the ADRs and all applicable taxes and governmental charges and fees.

Upon surrender of an ADR or ADRs at the Corporate Trust Office of the depositary for the purpose of withdrawal of the ordinary shares underlying the ADSs and all other securities, property and cash received by the depositary or the custodian in respect of such ordinary shares, which are collectively referred to as the “Deposited Securities” and are represented by that ADR, and upon payment of the fees and charges provided in the deposit agreement and subject to the other provisions of the deposit agreement, the Deposited Securities and the AXA statuts, the owner of the ADR thereby cancelled is entitled to the delivery to it, or upon its order, of the Deposited Securities. Delivery of ordinary shares may be made to an account designated by the ADR holder in AXA’s share register currently maintained by BNP- Paribas in the case of ordinary shares held in registered form, or in an account maintained by an accredited financial intermediary in the case of ordinary shares held in bearer form. Under French law, no fractional AXA ordinary shares may be delivered. Therefore, The Bank of New York will only accept the surrender for such purpose of ADRs evidencing ADSs which represent a whole number of ordinary shares. As a general rule, AXA ordinary shares are not issued in certificated form, see “Form, Holding, Transfer of AXA Ordinary Shares”. Also, for certain limitations on the withdrawal of AXA ordinary shares, see “Transfer of American Depositary Receipts” below.

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

Dividends, other distributions and rights

Owners of ADRs generally have the right to receive distributions in respect of cash dividends and distributions made by AXA to the depositary or the custodian in respect of the Deposited Securities. ADS holders’ receipt of these distributions may be limited, however, by practical considerations and legal limitations. Under the terms of the deposit agreement, owners of ADRs would be entitled to receive such distributions in proportion to the number of ADRs held as of a specified record date.

Amounts distributed to owners of ADRs holders will be reduced by any taxes or other governmental charges required to be withheld by the custodian or The Bank of New York, reasonable expenses of the depositary in foreign currency conversions and any other charges of the depositary as provided for under the deposit agreement. If The Bank of New York determines that any distribution in cash or property is subject to any tax or governmental charges that The Bank of New York or the custodian is obligated to withhold, The Bank of New York may use the cash or sell or otherwise dispose of all or a portion of that property to pay the taxes or governmental charges. See “Taxation.”

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

In accordance with French law and the statuts of AXA, ordinary shares that have been fully paid and registered in the name of the same holder for at least two full fiscal years will be entitled to double voting rights. Similarly, ADRs that have been beneficially owned by the same holder for two full fiscal years or more and representing ordinary shares held in registered form for two full fiscal years or more may be entitled to double voting rights. No other ADRs will be entitled to double voting rights. In order to be eligible for double voting rights, each such owner of the ADRs must follow procedures established by The Bank of New York to ensure that the ordinary shares underlying the ADSs evidenced by the ADRs are held in registered form and that the beneficial owner of the ADRs evidencing the ADSs representing these ordinary shares has been the same for at least two full years.

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

Amendment of the deposit agreement

The Bank of New York and AXA may agree to amend the form of the ADRs and the deposit agreement at any time, without the consent of the ADR holders. If the amendment adds or increases any fees or charges (other than taxes or other governmental charges) or prejudices an important right of ADR holders, it will not take effect as to outstanding ADRs until 90 days after The Bank of New York has mailed the ADR owners a written notice of any such amendment or amendments. At the expiration of the 90 day-period, each ADR owner by continuing to hold its ADRs, will be considered to agree to the amendment or amendments and to be bound by the deposit agreement as so amended. The Bank of New York and AXA may not amend the deposit agreement or the form of ADRs to impair ADR owner’s rights to surrender their ADRs and receive the ordinary shares and any other property represented by their ADRs, except as is necessary to comply with mandatory provisions of applicable law.

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
  sell rights as provided in the deposit agreement and summarized under the heading “Dividends, other distributions and rights – Rights to subscribe for additional ordinary shares and other rights” above; and
  deliver Deposited Securities, together with any dividends or other distributions received with respect thereto and the net proceeds of the sale of any rights or other property, in exchange for surrendered ADRs.

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

Material contracts

There have been no material contracts (outside the ordinary course of business) during the last two years to which the Company is a party except as disclosed in this Annual Report.

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

Taxation

The following generally summarizes the material U.S. federal income tax and French tax consequences to U.S. Holders  of the ownership and disposal of ordinary shares or ADRs representing ADSs. For purposes of this discussion “US  Holder” is any one of the following:

  an individual who is a citizen or resident of the United States, a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or of any political subdivision of the United States, including the District of Columbia, an estate, the income of which is subject to U.S. federal income taxation regardless of its source, a trust, if a court within the United States is able to exercise primary supervision over the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or a person otherwise subject to U.S. federal income tax on its worldwide income.

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

A “Non-US Holder” is a holder that is not a U.S. Holder. This discussion does not address the U.S. federal, local, state, foreign or other tax consequences to Non-US Holders as a result of the ownership or disposal of ordinary shares or ADRs representing ADSs.

This summary is not a complete description of all of the tax consequences of the ownership or disposition of ordinary  shares or ADRs representing ADSs. It is based on the current tax laws and regulations of France and the United States,  including, among others, United States Internal Revenue Code of 1986, as amended (which we refer to in this Annual  Report as the “Code”), its legislative history, temporary, existing and proposed Treasury Regulations, Internal Revenue  Service rulings and judicial opinions as well as the Convention between the United States and The Republic of France  for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital  dated August 31, 1994 (which we refer to in this Annual Report as the “Treaty”), all as currently in effect on the date of  this annual report and all subject to change, possibly with retroactive effect. Your individual circumstances may affect  the tax consequences of the ownership or disposition of ordinary shares or ADRs representing ADSs, and your  particular facts or circumstances are not considered in the discussion below.

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

Under the Treaty, an “Eligible U.S. Holder” is a U.S. Holder whose ownership of ordinary shares or ADRs representing  ADSs is not attributable to a permanent establishment or fixed base in France and who is (i) an individual or other non-  corporate holder, or (ii) a corporation that does not own, directly or indirectly, 10% or more of the capital of AXA,  provided in each case that that holder:

  is a resident of the United States under the Treaty,
  is entitled to Treaty benefits under the limitation on benefits provisions in Article 30 of the Treaty, and complies with certain procedural rules to obtain Treaty benefits.

If a U.S. Holder is a corporation that owns, directly or indirectly, 10% or more of the capital of AXA, the withholding tax rate will be reduced to 5%, provided that all other requirements set forth in the preceding paragraph are met. At the date of this registration statement, the French tax authorities have not published any guideline describing the procedure to be followed in order to obtain Treaty benefits in respect of distributions made in 2006.

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

Under French domestic tax law, part of the gain realized by a shareholder on redemption of ordinary shares by AXA and equal to the difference between (i) the redemption price and (ii) the share capital and share issue premiums’ amounts contributed to AXA will generally be treated as a dividend and will be subject to French dividend withholding tax as described above under “Taxation of Dividends – Withholding Tax”. The excess gain, if any, will be treated as a capital gain.

French transfer and stamp taxes

Transfers of AXA ordinary shares and ADRs representing ADSs will not be subject to French transfer taxes unless the transfer is effected by means of a written agreement that is executed or enforced within France. Should such written agreement be executed or enforced in France, it would be subject to transfer taxes at the rate of 1.1 up to a maximum of 4,000 euros per transfer.

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

Under French tax law and the Treaty, the French wealth tax generally does not apply to U.S. Holders that are not individuals or in the case of natural persons, who own alone or with their parents, ordinary shares or ADRs representing the right to less than 25% of AXA’s profits.

Material U.S. federal income tax considerations for U.S. holders: Taxation of dividends

For U.S. federal income tax purposes, the gross amount of a distribution by AXA to U.S. Holders, including any amounts of French tax withheld, will be treated as dividend income to the extent paid out of AXA’s current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. If a U.S. Holder has the option to receive a distribution either in cash or in the form of ordinary shares, and such U.S. Holder chooses to receive ordinary shares (a “Stock Distribution”), such U.S. Holder will be treated for purposes of the preceding sentence as having received a distribution to the extent of the fair market value of these ordinary shares. That dividend income will not be eligible for the dividend received deduction generally allowed to corporations under Section 243 of the Code. To the extent that an amount received by a U.S. Holder exceeds the U.S. Holder’s allocable share of AXA’s current and accumulated earnings and profits, the excess will be applied first to reduce the Holder’s basis in his or her ordinary shares or ADRs, and then, any remaining excess would constitute gain from the deemed sale or exchange of his or her ordinary shares or ADRs. See «Tax on Sale or Exchange of ordinary Shares or ADRs» below.

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

US Holders should consult their own tax advisor as to the application of the U.S. federal information reporting and backup withholding requirements to them and their qualification, if any, for an exemption under these rules as well as the particular tax consequences to them of owning and disposing of ordinary shares and ADRs representing ADSs under U.S. federal, state, local and foreign law.

US state and local taxes

In addition to U.S. federal income taxes, U.S. Holders may be subject to U.S. state and local taxes with respect to their ordinary shares or ADRs representing ADSs. U.S. Holders should consult their own tax advisors regarding such matters.

Documents on display

AXA files reports with the SEC that contain financial information about AXA and its results or operations. Anybody may  read or copy any document that AXA files with the SEC at the Securities and Exchange Commission’s Public Reference  Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Anybody may obtain information about the Public Reference  Room by calling the SEC for more information at 1-800-SEC-0330. All of AXA’s SEC filings made after September 20,  2002 are available to the public at the SEC web site at http://www.sec.gov. AXA’s web site at http://www.axa.com  includes information about AXA’s business. The content of AXA’s website is not incorporated by reference into this Form  20-F. The public may also inspect any reports and other information we file with the Securities and Exchange Commission at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

Item 11: Quantitative and Qualitative Disclosures About Market Risk

Organization of Risk Management at AXA

Please refer to note 5 “Financial and insurance risk management” included in Item 18 of this Annual Report.

Market risks (excluding sensitivities)

Please refer to note 5 “Financial and insurance risk management” included in Item 18 of this Annual Report.

Analysis of sensitivity to interest rates, equity prices and exchange rates

AXA performs sensitivity analyses to estimate Group exposure to movements in interest rates, equity prices and exchange rates. These analyses quantify the potential impact on the Group of positive and adverse changes in financial markets.

The AXA Group analyses sensitivity to movements in interest rates and equity markets in three main ways:

  It analyses the sensitivity of European Embedded Value ("EEV") in the Life & Savings business, as described in the “Other financial information” chapter of this document.
  It analyses the sensitivity of the fair value of assets less liabilities for the Property & Casualty business.
  It analyses the sensitivity of the fair value of Group debt to movements in interest rates.

These analyses cover AXA SA, which carries most of the Group’s debt, along with the largest subsidiaries in France, the U.S., the UK, Belgium, Germany, Southern Europe (Spain, Portugal and Italy), Australia, Hong Kong and Japan. At December 31, 2005, these subsidiaries represented more than 95% of AXA’s consolidated invested assets and technical reserves within its insurance operations.

Sensitivity of economic value to variations in interest rates and equity markets

Interest rates
The purpose of these analyses is to estimate changes in the economic value of assets and liabilities in the event of  parallel 50-basis-point upward or downward shift in the risk-free bond yield curve in the countries in which these  subsidiaries operate.

In the Group’s Life & Savings business, a parallel 50-basis-point downward shift in the risk-free bond yield curve would reduce Group EEV by €0.96 billion.

It would also increase the fair value of Group debt by an estimated €0.25 billion. On the other hand, it would increase economic value (fair value of assets net of liabilities) in the Property & Casualty business by an estimated €0.27 billion. The overall impact of these three factors in the event of a 50-basis-point fall in interest rates is therefore an estimated negative €0.94 billion.

In the event of a 50-basis-point upward shift in the risk-free bond yield curve, the overall positive impact would be an estimated €0.6 billion. This breaks down into a positive €0.59 billion effect the Life & Savings business and a €0.25 billion reduction in Group debt, partly offset by a €0.24 billion fall in the fair value in the Property & Casualty business.

Equity markets
The purpose of these analyses is to estimate changes in the economic value of assets and liabilities in the event of a  10% rise or fall in the main equity markets.

In the event of a 10% fall in the equity markets, calculations suggest a negative €1.77 billion impact on EEV in the Life  & Savings business.
The same decline would cause a €0.49 billion fall in economic value in the Property & Casualty business, since liabilities  in this business are regarded as insensitive to movements in equity markets.
As a result, a 10% fall in the equity markets would have an overall negative impact estimated at €2.26 billion.

In the event of a 10% rise in the equity markets and a 50-basis-point upward shift in the risk-free bond yield curve, the overall positive impact would be an estimated €2.42 billion. This breaks down into a positive €1.63 billion effect on EEV in the Life & Savings business and a positive €0.79 billion impact on fair value in the Property & Casualty business.

Sensitivity to exchange rate fluctuations
As mentioned in Item 18 - Note 5.2.3, each operational entity has the task of ensuring the congruence between foreign-currency-denominated assets and liabilities. In many countries, this congruence is covered by specific standards issued  and monitored by the regulatory authorities.

At Group level, in order to calculate AXA’s potential exposure to foreign currency fluctuations, movements of the major foreign currencies have been analyzed in terms of their impact on Group net income in Euros. The scenario that resulted in the most adverse effects for AXA was a decline in all currencies against the Euro, or a rise in the Euro against these currencies.

In 2005, a 10% increase in the Euro against all other currencies would have had an approximately €61 million negative impact on AXA’s net income, taking into account hedging, particularly on U.S. Dollar movements. The same scenario applied to the year end 2004 position would have resulted in a negative impact of €36 million on AXA’s 2004 net income.

As a result, the sensitivity of AXA’s income for the forthcoming year to movements in the Euro is relatively limited and stable over time. This results from the quality of hedging on the U.S. dollar, which is the main contributor to group income after the Euro.

Limitations to sensitivity testing
The results of the analyses presented above must be examined with caution due to a number of factors including the  following:

  Only the assets and liabilities defined at the start of the sensitivity analysis section were included in the scope of estimates regarding sensitivity of fair values to market fluctuations.
  The “snapshot” analyses presented do not take into consideration the fact that the asset-liability management carried out by the various Group entities to minimize exposure to market fluctuations is an active and dynamic strategy. As market indices fluctuate, these strategies may involve buying and selling investments, changing investment portfolio allocations or adjusting bonuses credited to policyholders.
  In addition, these sensitivity analyses do not take into account the impact of market changes on new business, which is a critical component of future profitability. Like its industry peers, AXA would reflect adverse market changes in the pricing of new products. These analyses do not include the possible impact of these movements on business levels. A fall in interest rates would increase the value of bond assets and also revenues from asset management activities with respect to their asset class.

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

Credit risks

Please refer to note 5 “Financial and insurance risk management” included in Item 18 of this Annual Report.

Item 12: Description of securities other than Equity Securities

Not applicable.

PART II

Item 13: Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14: Material modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15: Disclosure Controls and Procedures

As of December 31, 2005 (the “Evaluation Date”) the Company conducted an evaluation, pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), of the effectiveness of the design and operation of its disclosure controls and procedures. Based on this evaluation, the Company’s chief executive officer and chief financial officer concluded that as of the Evaluation Date such disclosure controls and procedures provide reasonable assurance as to effectiveness at December 31, 2005.

Since the Evaluation Date, there have been no significant changes in the Company’s internal control over financial reporting that occurred during the period covered by this Annual Report that has materially affected, or is reasonable likely to materially affect, the Company’s internal controls over financial reporting.

Item 16

A) Audit Committee Financial Expert

AXA’s Supervisory Board has created an Audit Committee which operates in accordance with an Audit Committee Charter that defines the Committee’s responsibilities. AXA’s Supervisory Board has reviewed the qualifications of all Audit Committee members and believes, based on their considerable business and financial experience, that all members of the Committee are financially literate, have the requisite experience and qualifications to fulfill their duties as Audit Committee members. The Supervisory Board has determined that Messrs Dautresme and Hamilton come within the definition “financial experts” as set forth in the instructions to Item 16A and has designated both of them as the Audit Committee’s financial experts. For additional information concerning the Audit Committee including the scope of its responsibilities, its composition and the business experience and qualifications of its members, please see Item 6 of this Annual Report.

B) Code of Ethics

In February 2004, AXA’s Supervisory Board adopted the AXA Group Compliance and Ethics Guide which includes, among other policies, a Code of Ethics that applies to directors, officers and employees of AXA Group companies worldwide, including AXA’s principal executive, financial and accounting officers. During 2005, no amendments were made to and no waivers were granted in respect of the Code of Ethics. An updated version of AXA Group Compliance and Ethics Guide, including a restructured Code of Ethics (which added certain new provisions) and a new “whistleblower” policy (revised to reflect newly issued French rules concerning whistleblower policies), was distributed in March 2006.

The AXA Group Compliance and Ethics Guide is posted on AXA’s website:

www.axa.com/lib/en/uploads/refdoc/compliance/AXA_ComplianceGuide_2006.pdf

In the event the company amends its code of ethics or grants a waiver that would otherwise require disclosure in its 20-F, the Company will instead disclose the required information of the website above.

C) Principal Accountant Fees and Services

Fees and Services

PricewaterhouseCoopers (PwC) has served as AXA’s independent public accountant for each of the fiscal years in the two-year period ended December 31, 2005 with respect to the audited financial statements that appear in this Annual Report, including the reconciliation from IFRS to U.S. GAAP.

The following table presents the aggregate fees for audit and permitted non-audit services rendered by PwC to AXA and its consolidated subsidiaries in 2005 and 2004:

(in euro millions)
	PricewaterhouseCoopers
	2005	2004
Audit fees	24.8	22.7
Audit related services	8.0	7.0
Tax fees	3.3	4.5
Other non audit fees	0.5	0.5
TOTAL	36.6	34.7
Fees for audit of investment funds (SEC registered and non registered)	7.5	7.1
TOTAL	44.1	41.8

Important note: expenses and VAT were included in 2004 where applicable, and excluded in 2005 for €4.2 million.

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

Tax fees consist of fees billed for tax compliance, tax planning and advice, expatriate tax services and similar tax services.

Other fees for non-audit services consist of fees billed for non-audit services permitted by the SEC’s auditor independence rules and which the Audit Committee has determined do not otherwise impair the auditor’s independence or judgment, including advisory services with respect to non-financial systems including risk and control assessments, and expatriate administration services.

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

D) Exemptions from the Listing Standards for the Audit Committees

AXA’s Audit Committee includes one member, Henri Lachmann, with respect to whom AXA relies on the exemption from independence requirements afforded by Rule 10A-3(b)(1)(iv)(B) under the Securities Exchange Act of 1934, as amended. AXA believes that such reliance does not materially adversely affect the ability of the Audit Committee to act independently or to satisfy the other requirements of Rule 10A-3.

E) Purchase of Equity Securities by the Issuer and Affiliated Purchasers

The table below sets forth the information with respect to the purchases of AXA ordinary shares for the year ended December 31, 2005, by or on behalf of AXA or any “affiliated purchaser”, as such term is defined in Rule 10b-18(a)(3) under the Securities Exchange Act of 1934, as amended, except for purchases of ordinary shares delivered in ADRs pursuant to AXA Financial's purchase stock option program. This table does not include purchases among “affiliated purchasers”, as such term is defined in Rule 10b-18(a)(3) under the Securities Exchange Act of 1934, as amended.

Year 2005	Total number of Shares (or Units) Purchased	Average Price of Shares (or Units) paid per share (or Units) (in euros)	Total Number of Shares (or Units) purchased as part of publicly announced plans or programs	Maximum number of shares (or Units) that yet may be purchased under the Plans or Programs
January 1 to January 31	–	–	–	169,698,594
February 1 to February 29	–	–	–	169,815,504
March 1 to March 31	–	–	–	169,838,611
April 1 to April 30	–	–	–	170,467,144
May 1 to May 31	932,967	19.62	932,967	170,639,330
June 1 to June 30	1,058,452	20.12	1,058,452	170,812,653
July 1 to July 31	2,174,245	21.41	2,174,245	172,973,147
August 1 to August 31	1,326,490	21.85	1,326,490	172,973,147
September 1 to September 30	1,240,839	21.72	1,240,839	169,108,290
October 1 to October 31	2,336,710	22.85	2,336,710	163,884,131
November 1 to November 30	13,399,273	25.28	13,399,273	146,422,961
December 1 to December 31	8,710,025	26.54	8,710,025	154,498,855
TOTAL	31,179,001	24.55	31,179,001	–

The information provided in the above table relate to the 2 share purchase programs approved by the AXA General Meeting.

a.  Dates each plan or program was announced:  The first share purchase program was announced on April 21, 2004.  The second share purchase program was announced on April 20, 2005.

b. Amount (or share or unit amount) approved:  The first share purchase program was approved for a maximum purchase of €5,220,619,215.  The second share purchase program was approved for a maximum purchase of €5,936,862,925.

c.  Expiration date (if any) of each plan or program:  The first share purchase program was first planned to expire on April 20, 2005.  The second share purchase program was first planned to expire on October 19, 2006.

d.  Plan or program that has expired during the period covered by the table:  The first share purchase program expired on April 20, 2005.  The second share purchase program expired on May 4, 2006.

e.  Plan or program the issuer has determined to terminate prior to expiration, or under which the issuer does not intend  to make further purchases.  Not applicable.

PART III

Item 17: Financial Statements

Not applicable

Item 18: Financial Statements

Report of Independent Registered Public Accounting Firm

To the supervisory board and shareholders of AXA:

We have audited the accompanying consolidated balance sheets of AXA and its subsidiaries (together, the “Company”) as of December 31, 2005 and 2004, and the related consolidated statements of income, of shareholders’ equity, and of cash flows for each of the two years in the period ended December 31, 2005. In addition, we have audited the accompanying financial statement schedule. These consolidated financial statements and the financial statement schedule (“the statements”) are the responsibility of the Company’s management. Our responsibility is to express an opinion on these statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2005 and 2004 and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2005 in conformity with International Financial Reporting Standards as adopted by the European Union. In addition, in our opinion, the financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

International Financial Reporting Standards as adopted by the European Union vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in notes 32 and 33 to the consolidated financial statements.

Paris, France
June 26, 2006

PricewaterhouseCoopers Audit
Yves Nicolas	Michael P. Nelligan

Consolidated Balance Sheet

ASSETS

(in euro millions)
Notes		December 31, 2005	December 31, 2004
6	Goodwill	13,559	12,204
7	Value of purchased business in force (a)	2,623	3,123
8	Deferred acquisition costs and equivalent (b)	15,475	13,008
9	Other intangible assets	1,074	597
	Intangible assets	32,731	28,932
	Investments in real estate property	12,810	12,233
	Invested financial assets (c)	286,647	251,516
	Loans (d)	18,332	18,114
	Assets backing contracts where the financial risk is borne by policyholders (e)	141,410	112,387
10	Investments from insurance activities (f)	459,200	394,250
10	Investments from banking and other activities (f)	10,084	11,336
11	Investments in associates – equity method	208	330
15	Reinsurers' share in insurance and investment contracts liabilities	9,087	7,898
	Tangible assets	1,247	1,290
	Other long term assets (g)	281	2,260
	Deferred policyholders' participation asset	–	–
19	Deferred tax asset	3,757	3,731
	Other assets	5,285	7,281
	Receivables arising from direct insurance and inward reinsurance operations	9,713	8,167
	Receivables arising from outward reinsurance operations	888	2,134
	Receivables arising from banking activities	12,818	11,481
	Receivables – current tax	806	412
	Other receivables (h)	14,358	9,590
12	Receivables	38,585	31,784
	Assets held for sale and relating to discontinued operations	102	62
13	Cash and cash equivalents	21,402	22,494
	TOTAL ASSETS	576,682	504,367

(a) Amounts shown gross of tax.
(b) Amounts gross of unearned revenue reserve and unearned fee reserve.
(c) Financial assets excluding loans and assets backing contracts where the financial risk is borne by policyholders. Includes fixed maturities, equities, controlled and non controlled investment funds.
(d) Includes policy loans.
(e) Includes assets backing contracts with guaranteed minimum features.
(f) Also includes trading financial assets and accrued interest. All financial amounts are shown net of derivatives impact (please refer to note 20).
(g) Includes long term assets, i.e. when maturity is above 1 year.
(h) Includes short term assets, i.e. when maturity is below 1 year.

The accompanying notes are an integral part of these consolidated financial statements.

LIABILITIES AND SHAREHOLDERS' EQUITY

(in euro millions)
Notes		December 31, 2005	December 31, 2004
	Share capital and capital in excess of nominal value	18,120	19,385
	Reserves and translation reserve	11,553	5,400
	Net income for the period	4,173	3,738
	Shareholders’ equity – Group share	33,847	28,523
	Minority interests	2,763	2,311
14	TOTAL MINORITY INTERESTS AND SHAREHOLDERS’ EQUITY	36,609	30,834
	Liabilities arising from insurance contracts	246,201	227,843
	Liabilities arising from insurance contracts where the financial risk is borne by policyholders (a)	92,888	73,578
	Total liabilities arising from insurance contracts (b)	339,088	301,421
	Liabilities arising from investment contracts with discretionary participating features	32,890	31,662
	Liabilities arising from investment contracts with no discretionary participating features	926	869
	Liabilities arising from investment contracts where the financial risk is borne by policyholders (c)	48,549	39,127
	Total liabilities arising from investment contracts (b)	82,365	71,659
	Unearned revenue and unearned fee reserves	1,835	1,675
	Liabilities arising from policyholders' participation (d)	25,665	19,798
	Derivatives relating to insurance and investment contracts	(148)	(32)
15	LIABILITIES ARISING FROM INSURANCE AND INVESTMENT CONTRACTS	448,805	394,520
16	Provisions for risks and charges	8,761	7,729
	Subordinated debt	7,752	8,089
	Financing debt instruments issued	2,817	2,903
	Financing debt owed to credit institutions	17	17
17	Financing debt (e)	10,585	11,009
19	Deferred tax liability	7,449	6,895
	Minority interests of controlled investment funds and puttable instruments held by minority interests holders (f)	5,115	3,717
	Other debt instruments issued and bank overdrafts (g)	8,411	7,784
	Payables arising from direct insurance and inward reinsurance operations	4,680	3,863
	Payables arising from outward reinsurance operations	3,507	3,588
	Payables arising from banking activities	12,083	12,285
	Payables – current tax	1,382	954
	Derivatives relating to other financial liabilities	303	1
	Other payables	28,993	21,187
18	Payables	64,473	53,380
	Liabilities held for sale or relating to discontinued operations	–	–
	TOTAL LIABILITIES	576,682	504,367

(a) Also includes liabilities arising from contracts with guaranteed minimum features.

(b) Amounts shown gross of reinsurers' share in liabilities arising from contracts.

(c) Liabilities arising from investment contracts with discretionary participating features and investment contracts with no discretionary participating features where the financial risk is borne by policyholders.

(d) Also includes liabilities arising from deferred policyholders' participation.

(e) Financing debt amounts are shown net of effect of derivative instruments (please refer to note 20).

(f) Mainly comprises minority interests of controlled mutual funds puttable at fair value – also includes put options granted to minority shareholders.

(g) Includes effect of derivative instruments (please refer to note 20).

The accompanying notes are an integral part of these consolidated financial statements.

LIABILITIES

(in euro millions)
Notes		December 31, 2005	December 31, 2004
	Liabilities arising from insurance contracts with financial risk borne by the policyholders	92,888	73,578
	Liabilities arising from investment contracts with financial risk borne by the policyholders	48,549	39,127
	Total liabilities arising from contracts with financial risk borne by the policyholders	141,437	112,705
	Liabilities arising from insurance contracts	246,201	227,843
	Liabilities arising from investment contracts with discretionary participating features	32,890	31,662
	Liabilities arising from investment contracts with no discretionary participating features	926	869
	Total liabilities arising from insurance and investment contracts	280,017	260,374

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statement of income

(million euros, except EPS in euros)
Notes		December 31, 2005	December 31, 2004
	Gross written premiums	65,995	62,152
	Fees and charges relating to investment contracts with no participating features	509	417
	Revenues from insurance activities	66,504	62,570
	Net revenues from banking activities	428	386
	Revenues from other activities (a)	4,739	4,074
21	TOTAL REVENUES	71,671	67,030
	Change in unearned premiums net of unearned revenues and fees	(484)	(104)
	Net investment income (b)	13,951	12,941
	Net realized investment gains and losses (c)	3,557	3,282
	Change in fair value of financial instruments at fair value through profit & loss	16,008	12,588
	Change in financial instruments impairment (d)	(210)	(444)
22	Net investment result excluding financing expenses	33,306	28,367
	Technical charges relating to insurance activities (e)	(81,791)	(72,959)
23	Net result from outward reinsurance	(141)	(1,063)
	Bank operating expenses	(61)	(101)
25	Acquisition costs (f)	(6,537)	(5,957)
	Amortization of the value of purchased business in force and of other intangible assets	(558)	(468)
25	Administrative expenses	(8,596)	(7,906)
	Change in tangible assets impairment	(3)	(10)
	Other income and expenses (g)	(81)	(239)
	Other operating income and expenses	(97,769)	(88,703)
	Income from operating activities before tax	6,724	6,589
11	Income arising from investments in associates – equity method	21	55
24	Financing debts expenses (h)	(602)	(583)
	Operating income before tax	6,142	6,061
19	Income tax	(1,411)	(1,814)
	Net operating result	4,732	4,247
	Change in goodwill impairment (i)	(70)	(36)
	Result from discontinued operations net of tax	–	–
	Net consolidated income	4,661	4,211
	Minority interests share in net consolidated result	(488)	(473)
	Net income Group share	4,174	3,738
27	Earnings per share	2.22	2.07
	Fully diluted earnings per share	2.19	1.99

(a) Excludes insurance and banking activities.

(b) Net of investment management costs.

(c) Includes impairment write back on sold invested assets.

(d) Excludes impairment write back on sold invested assets.

(e) Includes changes in liabilities arising from insurance contracts and investment contracts (with or without participating features) where the financial risk is borne by policyholders for €13,978 million as a counterpart of change in fair value of financial instrument at fair value through profit & loss (€10,543 million in 2004).

(f) Includes acquisition costs and change in deferred acquisition costs relating to insurance contracts and investment contracts with discretionary participating features as well as change in rights to future management fees relating to investment contracts with no discretionary participating features.

(g) Notably includes financial charges in relation to other debt instruments issued and bank overdrafts.

(h) Net balance of income and expenses related to derivatives on financing debt (however excludes change in fair value of these derivatives).

(i) Includes change in impairment and amortization of intangible assets as well as negative goodwill.

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statement of cash-flows

(in euro millions)(a)
		2005	2004
	Income from operating activities, gross of tax expenses	6,723	6,589
(+/–)	Net capital gains / (losses) from investing activities	(3,921)	(3,668)
(+)	Net amortization expense	831	649
(+)	Net change in valuation allowances	214	455
(+)	Change in deferred acquisition costs	(1,538)	(1,548)
(+)	Change in insurance liabilities and financial liabilities related to investment contracts	31,103	24,702
(+)	Net allowance to other provisions	(23)	(37)
(-)	Dividends recorded in profit & loss during the period	(1,781)	(1,344)
(-)	Interests recorded in profit & loss during the period	(12,975)	(10,786)
(+)	Change in fair value of financial instruments accounted for at fair value through profit & loss (excluding cash and cash equivalent)	(15,962)	(12,301)
(+)	Other non–cash items included in income from operating activities	66	(757)
	Adjustments linked to non monetary items and to investing and divesting activities included in the income from operating activities	(3,986)	(4,635)
(+)	Deposit accounting (Net cash)	1,201	924
(+)	Dividends and interim dividends collected	1,801	1,386
(+)	Interests collected	13,184	10,697
(+/–)	Change in operating receivables and payables	(965)	1,326
(+)	Net cash provided by other assets and liabilities	5,246	4,766
(-)	Tax expenses paid	(1,132)	(882)
	Net cash provided by operating activities	22,073	20,171
(-)	Purchase of subsidiaries and affiliated companies, net of cash acquired (b)	(1,583)	(3,938)
(+)	Disposal of subsidiaries and affiliated companies, net of cash ceded (b)	891	856
(-)	Purchase of shares of affiliated companies	–	(72)
(+)	Disposal of shares of affiliated companies	–	352
	Net cash related to changes in scope of consolidation	(691)	(2,801)
(+)	Sales of fixed maturities	70,722	84,965
(+)	Sales of equity securities	19,604	22,072
(+)	Sales of investment property	962	1,620
(+)	Sales and/or repayment of loans and other assets	11,974	4,222
	Net cash related to sales and repayments of financial assets	103,262	112,878
(-)	Purchases of fixed maturities	(79,833)	(82,677)
(-)	Purchases of equity securities	(19,685)	(34,416)
(-)	Purchases of investment property	(991)	(1,043)
(-)	Purchases and/or issues of loans and other assets (c)	(20,878)	(8,284)
	Net cash related to purchases and issuance of financial assets	(121,387)	(126,421)
(+)	Sales of tangible and intangible assets	225	33
(-)	Purchases of tangible and intangible assets	(214)	(221)

(a) The statement of cash flows does not include cash flows relating to investment funds in a “satellite block” (see section 1.7.2. of the note on “Accounting policies and methods” or cash flows relating to cash backing contracts where the financial risk is borne by the policyholder (unit- linked contracts).

(b) These items include the impact of purchases and sales of units in consolidated mutual funds.

(c) Including investments backing contracts where the financial risk is borne by the policyholders.

CONSOLIDATED STATEMENT OF CASH-FLOWS (continued)

(in euro millions) (a)
		2005	2004
	Net cash related to sales and purchases of tangible and intangible assets	11	(187)
	Net cash provided by investing activities	(18,805)	(16,531)
(+)	Issuance of equity instruments	652	2,278
(–)	Repayments of equity instruments	(2)	58
(+/–)	Transactions on treasury shares	(512)	–
(–)	Dividends payout	(1,308)	(924)
	Net cash related to transactions with shareholders	(1,170)	1,412
(+)	Cash provided by financial debts issuance	301	791
(–)	Cash used for financial debts repayments	(3,072)	(2,048)
(–)	Interest on financing debt paid (excluding accrued interest)	(725)	(775)
	Net interest margin of hedging derivatives on financing debt	–	–
	Net cash related to Group financing	(3,497)	(2,032)
	Net cash provided by financing activities	(4,667)	620
	Cash and cash equivalent as of January 1	21,830	18,858
	Net cash provided by operating activities	22,073	20,170
	Net cash provided by investing activities	(18,805)	(16,531)
	Net cash provided by financing activities	(4,667)	620
	Net impact of foreign exchange fluctuations on cash and cash equivalent	71	(166)
	Impact of changes in scope on cash and cash equivalent	138	117
	Net cash provided by assets and liabilities held for sale discontinued operations	–	–
	Cash and cash equivalent at December 31	20,640	21,830

(a) The statement of cash flows does not include cash flows relating to investment funds in a “satellite block” (see section 1.7.2. of the note on “Accounting policies and methods” or cash flows relating to cash backing contracts where the financial risk is borne by the policyholders (unit- linked contracts).

(in euro millions)
	Dec. 31, 2005	Dec. 31, 2004
Cash and cash equivalent	21,402	22,494
Bank overdrafts (a)	(762)	(664)
Cash and cash equivalent	20,640	21,830
(a) Included in “Other debt instruments issued and bank overdrafts”.

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statement of shareholders’ equity

CHANGES IN SHAREHOLDERS’ EQUITY

	Attributable
	Share Capital
	Number of shares (in thousands)	Nominal value (euros)	Share Capital	Capital in excess of nominal value	Treasury shares
Shareholders’equity opening January 1, 2005	1,908,444	2.29	4,370	15,401	(386)
Capital	(36,839)	2.29	(84)
Capital in excess of nominal value				(966)
Including proceeds from shares issued				–
Equity – share based compensation				57
Change in scope of consolidation
Treasury shares					(272)
Equity component of compound financial instruments
Super subordinated debt
Accrued interests – Super subordinated debt
Dividends paid AXA
Impact of transactions with shareholders	(36,839)	2.29	(84)	(909)	(272)
Reserves relating to changes in fair value through shareholders’ equity
Others					–
Translation reserves			–	–	–
Employee benefits actuarial gains and losses through OCI (b)
Income allocation
Net income of the period
Total recognised income and expense for the period (SORIE)			–	–	–
Shareholders’ equity closing December 31, 2005	1,871,605	2.29	4,286	14,492	(658)

NB: amounts are presented net of impacts of shadow accounting and of its effects on policyholders' benefit, deferred acquisition costs, and value of business in force.

(a) Mainly equity components of compounded financial instruments (i.e. for example convertible bonds).

(b) Actuarial gains and losses accrued since January 1, 2005.

For further information on the movements in shareholders’ equity in the current period see note 14.

The accompanying notes are an integral part of these consolidated financial statements.

(million euros, except for number of shares and nominal value)
to shareholders						Shareholders'	Shareholders'
Other reserves						equity	minority
Reserves relating to the change in fair value of financial instruments available for sale	Reserves relating to the change in fair value of hedge accounting derivatives (cash flow hedge)	Reserves relating to revaluation of tangible assets	Others (a)	Translation reserve	Undistributed profits and other reserves	group share	interests
5,720	53	–	827	(724)	3,261	28,523	2,311
						(84)
						(966)
						–
						57
(2)	–	–	–		–	(2)	23
						(272)
			–			–
			250			250
			(33)			(33)
					(1,164)	(1,164)	–
(2)	–	–	217	–	(1,164)	(2,215)	23
2 393	22	3			–	2,418
			(1)	5	(70)	(65)	(280)
–	–	–	–	1,428	–	1,428	230
					(415)	(415)
					–	–	(9)
					4,173	4,173	488
2,393	22	3	(1)	1,433	3,689	7,539	429
8,111	75	3	1,043	710	5,785	33,847	2,763

CHANGES IN SHAREHOLDERS’ EQUITY

					Attributable
	Share Capital
	Number of shares (in thousands)	Nominal value (euros)	Share Capital	Capital in excess of nominal value	Treasury shares
Shareholders’ equity opening January 1, 2004	1,778,103	2.29	4,072	14,008	(510)
Capital	130,341	2.29	298
Capital in excess of nominal value				1,364
Including proceeds from shares issued				–
Equity – share based compensation				28
Change in scope of consolidation
Treasury shares					124
Equity component of compound financial instruments
Super subordinated debt
Accrued interests – Super subordinated debt
Dividends paid AXA
Impact of transactions with shareholders	130,341	2.29	298	1,392	124
Reserves relating to changes in fair value through shareholders’ equity
Others					–
Translation reserves			–	–	–
Employee benefits actuarial gains and losses through OCI (b)
Income allocation
Net income of the period
Total recognised income and expense for the period (SORIE)			–	–	–
Shareholders’ equity closing December 31, 2004	1,908,444	2.29	4,370	15,401	(386)
NB: amounts are presented net of impacts of shadow accounting and of its effects on policyholders' benefit, deferred acquisition costs, and value of business in force.

(a) Mainly equity components of compounded financial instruments (i.e. for example convertible bonds).

(b) Actuarial gains and losses accrued since January 1, 2004.

The accompanying notes are an integral part of these consolidated financial statements.

(million euros, except for number of shares and nominal value)
to shareholders						Shareholders'	Shareholders'
Other reserves						equity	minority
Reserves relating to the change in fair value of financial instruments available for sale	Reserves relating to the change in fair value of hedge accounting derivatives (cash flow hedge)	Reserves relating to revaluation of tangible assets	Others (a)	Translation reserve	Undistributed profits and other reserves	group share	interests
4,213	45	–	183	–	458	22,469	2,322
						298
						1,364
						–
						28
–	–	–	3		–	3	(35)
						124
			–			–
			625			625
			(2)			(2)
					(676)	(676)	–
–	–	–	626	–	(676)	1,766	(35)
1,505	9	–			–	1,514
			19		61	81	(299)
–	–	–	–	(724)	–	(724)	(143)
					(319)	(319)
					–	–	(7)
					3,738	3,738	473
1,505	9	–	19	(724)	3,480	4,290	24
5,720	53	–	827	(724)	3,261	28,523	2,311

Notes to the consolidated financial statements

Note 1: Accounting principles

1.1. General information

AXA, a French “société anonyme” (the “Company” and, together with its consolidated subsidiaries, “AXA” or the “Group”), is the holding (parent) company for an international financial services group focused on financial protection, insurance and asset management. AXA operates principally in Western Europe, North America and Asia-Pacific. The list of entities included in the scope of the AXA’s consolidated financial statements is provided in note 3 of the notes to the consolidated financial statements.

AXA operates in the following primary business segments:

  Life & Savings,
  Property & Casualty,
  International Insurance, including reinsurance, and
  Asset Management and Other Financial services.

AXA has its primary listing on the Eurolist Paris stock exchange and has been listed since August 1996 on the New York Stock Exchange (“NYSE”).

Consolidated financial statements have been approved by the Management Board on February 20, 2006.

1.2. General accounting principles

1.2.1. Basis for preparation

AXA’s consolidated financial statements are prepared as of December 31. Certain entities within AXA have a reporting year-end that does not coincide with December 31, in particular AXA Life Japan and its subsidiaries, which have a September 30 financial year-end.

The 2005 financial statements were prepared in accordance with IFRS standards and with the International Financial Reporting Interpretations Committee (“IFRIC”) interpretations that had been adopted by the European Union as of December 31, 2005. However, the Group does not use the “carve out” option not to apply all hedge accounting principles as defined by IAS 39. Therefore, there is no difference between EU GAAP and IFRS as adopted by the IASB with respect to the Company.

The financial statements for the period ended December 31, 2005, since they are concerned with the first period in which IFRS have been applied, comply with IFRS 1 (First-time adoption of IFRS).

Standards published but not yet effective
The Group has not elected the early adoption of IFRS 7 (Financial instruments: disclosures) or the amendment to IAS 1 (Capital disclosures).

However, the Group has elected for early adoption in both 2004 and 2005 of the amendment to IAS 39 (Financial instruments: recognition and measurement) relating to the fair value option, and the amendment to IAS 19 (Employee benefits) relating to actuarial gains and losses, group plans and disclosures. Early adoption was encouraged for these standards, which are effective for accounting periods starting on or after January 1, 2006.

Preparation of financial statements
The preparation of financial statements in accordance with IFRS requires the use of estimates and assumptions. It requires a degree of judgment in the application of Group accounting principles described below. The main balance sheet captions requiring judgement are goodwill (impairment tests described in section 1.6.1.), the value of purchased business in force, deferred acquisition costs, a limited portion of assets stated at fair value, liabilities relating to the insurance business, retirement benefit commitments and items related to equity-based compensation. The principles set out below specify the measurement methods used. These methods, along with key assumptions where required and where meaningful and useful, are discussed in greater depth in the notes to the related asset and liability captions.

As recommended by IAS 1, assets and liabilities are generally classified globally on the balance sheet in increasing order of liquidity, which is more relevant for financial institutions than a classification between current and non-current items. As for most insurance companies, expenses are classified by nature in the income statement.

All amounts on the balance sheet, statement of income, statement of consolidated cash flows, consolidated statement of shareholders’ equity and in the notes are expressed in millions of euros, and rounded up to the nearest whole unit, unless otherwise stated.

1.2.2. First-time adoption of IFRS

AXA Group transition date is January 1, 2004. The Group prepared its opening IFRS balance sheet at that date. The Group’s IFRS adoption date is January 1, 2005.

The AXA’s accounting policies have been consistently applied to all the periods presented in its financial statements, including policies relating to the classification and measurement of insurance contracts, investment contracts and other financial assets and liabilities including derivatives.

AXA’s consolidated financial statements were prepared in accordance with generally accepted accounting principles in France (referred to as “French GAAP”) until December 31, 2004. The comparative figures in respect of 2004 incorporate IAS 32, IAS 39 (including the amendment to IAS 39 relating to the fair value option), and IFRS 4 impacts were restated

to reflect these adjustments. First-time adoption of IFRS is described in Note 2 where are provided reconciliations and descriptions of the effect of the transition from French GAAP to IFRS on the Group’s shareholders’ equity, net income and cash flows.

1.3. Consolidation

1.3.1. Basis of consolidation

Companies in which AXA exercises control are known as subsidiaries. Subsidiaries are fully consolidated from the date on which control is transferred to AXA. Control is presumed to exist when AXA directly or indirectly (including related parties) holds at least 50% of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible have also been considered when assessing whether AXA controls another entity. Entities that are controlled in substance even without any ownership interest are also consolidated. In particular this relates to special purpose entities including securitization vehicles and other entities, for example sales of receivables from non-Group entities to the vehicles with the purpose of issuing securities whose redemption is backed by the proceeds from these receivables known as Collateralized Debt Obligations or CDOs.

Companies in which AXA directly or indirectly holds 20% or more of the voting rights and for which AXA and other shareholders have contractually agreed to exercise joint controlling influence are known as joint ventures. Joint ventures are proportionately consolidated.
Companies in which AXA exercises significant long-term influence, that is associated companies, are accounted for as investments using the equity method of accounting. Significant influence is presumed when AXA directly or indirectly holds 20% or more of the voting rights or when significant influence is exercised through an agreement with other shareholders. AXA’s share of the associates’ post-acquisition profits or losses is recognized in the income statement, and its share of post-acquisition movements in reserves is recognized in reserves through “Other reserves”.

Investment and real estate companies are either fully consolidated or proportionately consolidated or accounted for under the equity method, depending on which conditions listed above they satisfy. For fully consolidated investment companies, minority interests are accounted for at fair value and shown as debt in the balance sheet if these investment companies can be redeemed at any time by the holder at fair value. Investment companies accounted for under the equity method are shown under the balance sheet caption “Investments”.

1.3.2. Business combinations: purchase accounting and goodwill including buyout of minority interests

As described above and in note 2 on first time application of IFRS, business combinations that occurred prior to 2004 have not been restated except for the goodwill related to entities in foreign currency. The principles described below apply to the business combinations that occurred after January 1, 2004.

Valuation of assets acquired, liabilities assumed and contingent liabilities
Upon initial consolidation, the identifiable assets, liabilities and contingent liabilities of the acquired company are recorded at their estimated fair value. However as permitted by IFRS 4, liabilities related to life insurance contracts or investment contracts with discretionary participating features are maintained at the carrying value prior to the date of the acquisition if the measurement basis is consistent with AXA’s accounting principles. In conjunction with acquisition accounting relating to acquired life insurance operations or investment contracts with discretionary participating features portfolios, an asset is recorded corresponding to the present value of estimated future profits emerging on purchased business in-force at the date of acquisition (also referred to as value of purchased business in-force or VBI). The present value of future profits takes into consideration the cost of capital and is estimated using actuarial assumptions based on anticipated experience. This experience is determined as of the purchase date using a discount rate that includes a risk premium. Other intangible assets such as trademarks or customer relationships are recognized if they can be valued reliably and if it is probable that future economic benefits attributable to the assets will flow to the entity. In connection with a business combination, only restructuring costs that can be measured reliably and which correspond to an existing liability of the acquired company prior to the acquisition date are included in a restructuring provision recognized in the balance sheet of the acquired company as of the acquisition date. The cost of an acquisition is measured as the fair value of the assets received, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus external fees directly attributable to the acquisition. External fees related to the business combination include the costs of settling or exchanging the target company’s outstanding employee share options (applicable to all acquisitions including acquisitions of minority interests). If the transaction is done in a foreign currency, the foreign exchange rate used is the one on the date of the transaction or on the initial date of the transaction (if it occurs over a period).

Goodwill
The excess of the cost of acquisition over the net fair value of the assets, liabilities and contingent liabilities acquired represents goodwill and is recorded as an asset. Goodwill arising on the acquisition of a foreign entity is recorded in the local currency of the acquired entity and translated into euros at the closing date. If the cost of acquisition is less than the net fair value of the assets, liabilities and contingent liabilities acquired, the difference is recognized directly in the income statement. Revisions can be made to goodwill within twelve months of the acquisition date, if new information becomes available. Goodwill is allocated across segments (“Life & Savings”, “Property & Casualty”, “International Insurance” including reinsurance and “Other Financial Services”) to cash generating units corresponding (i) to the companies or portfolios of business acquired in respect of their market image and share or their expected profitability, and (ii) to the entities within the AXA Group that will benefit from the synergies of the combination with the activities acquired. This allocation of goodwill is used both for segment reporting and for impairment testing.

Commitment towards minority shareholders
When control over an entity is acquired, a put option may be granted to minority shareholders. However, the recognition of the option as a liability depends on the precise terms of the contract.

Where the contract involves an unconditional commitment exercisable at the option holder’s wish, the option is recognized as a liability. However, current accounting standards make no statement regarding the balancing entry for this liability. While waiting for an interpretation or an amendment to accounting standards on this point, the Group, having reclassified minority interests as liabilities, recognizes the difference between these liabilities, measured as the discounted value of the option price, and the minority interests, measured as their share of shareholders’ equity, as goodwill. Similarly, subsequent variations in the value of this liability will be recorded with a balancing entry in goodwill.

Intra group transactions
 Intra group transactions, including internal dividends, balances and gains or losses on intra group transactions are eliminated:

  in full for wholly owned subsidiaries, and
  to the extent of AXA’s interest for associates and joint ventures proportionally consolidated.

The effect of inter-company transactions on net income is always eliminated upon consolidation, unless there are other than temporary losses, which are usually recorded immediately.

When an asset not intended for long term holding within AXA’s asset portfolios is disposed of internally:

  The tax corresponding to the eliminated capital gain or loss is eliminated upon consolidation through a deferred tax adjustment recorded in the balance sheet
  The same applies to the potential policyholder benefit in respect of the eliminated gain or loss (a deferred policyholder benefit asset or liability is then posted to the balance sheet).

In addition, the total or partial transfer of securities in a company included in the scope of consolidation, between two subsidiaries that are fully consolidated but held with different ownership percentages, will not affect the consolidated operating results (with the exception of any related tax and allocation to policyholders’ participating benefits recorded as a consequence of the transaction, which are maintained in the consolidated accounts as the related securities are held for long-term holding). These transfers also have an impact on the Group shareholders’ equity (its counterpart being recorded in minority interests) which is identified in the “Internal restructuring” line of the shareholders' equity.

1.4. Foreign currency translation of financial statements and transactions

The consolidated financial statements are presented in millions of euros, the Euro being the Company’s functional and presentation currency.

The results and financial position of all group entities that have a functional currency (i.e. the currency of the primary economic environment in which the entity operates) different from the presentation currency of the Group are translated into the presentation currency as follows:

(i) for each balance sheet presented, assets and liabilities of subsidiaries denominated in non-euro currencies are translated into euro using spot foreign exchange rates at the date of that balance sheet;

(ii) income and expenses for each income statement are translated at average exchange rates for each period presented, and

(iii) all resulting exchange rate differences are recognized as a separate component of shareholders’ equity (cumulative translation adjustment).

Foreign currency transactions are translated into euro using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at closing date exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement, except where hedge accounting is applied as explained in section 1.9.

Goodwill arising on the acquisition of a foreign entity is recorded in local currency of the acquired entity and is translated into euros at the reporting date.

Exchange rate differences arising from the translation of a net investment in foreign entities, borrowings and other currency instruments designated as hedges of such investments are recorded in shareholders’ equity and are recognized in the income statement as part of the gain or loss on disposal of the net investment. Exchange rate differences arising from monetary financial assets classified as available for sale and corresponding to the amortized cost are recognized as income or expense for the period; the remaining differences relating to fair value changes are recorded in shareholders’ equity.

1.5. Segment reporting

The segmental analysis provided in AXA’s annual report and financial statements reflects both lines of business (primary segment) and geography; it is based on five types of activities: “Life & Savings”, “Property & Casualty”, “International Insurance” (including reinsurance) and “Other Financial Services” (including Asset Management). An additional “Holdings” segment includes all non-operational activities.

1.6. Intangible assets

1.6.1. Goodwill and Impairment of goodwill

Goodwill is considered to have indefinite useful life and is therefore not amortized. It is subject to impairment tests which should be performed at least annually. Impairment of goodwill is not reversible.
AXA performs an annual impairment test of goodwill based on the cash generating units (see above part 1.3) using a multi-criterion analysis (parameters include value of assets, future operating profits, market share) in order to determine if there are significant adverse changes. That analysis includes the long-term nature of the holding, and excludes factors affected by short-term market volatility. The analysis also considers the interdependence of transactions within sub-groups. Within each cash generating unit, a comparison is made between net book value and the recoverable value, which is equal to the highest of the market value and value in use. The value in use is the net assets and expected earnings from existing and new business, taking into account the cash generating unit’s future prospects. The value of future expected earnings is estimated on the basis of life and savings embedded value figures published by AXA or similar calculations for other activities. Market value is based on various valuation multiples.

1.6.2. Value of purchased life insurance Business In force (“VBI”)

The VBI, in respect of acquired insurance companies, is determined on the basis of profits emerging over the contract period and is amortized over the life of the relevant contracts. In conjunction with the liability adequacy test (see section 1.11.2.), VBI is subject to annual recoverability testing based on actual experience and expected trends with respect to the main assumptions.

1.6.3. Other intangible assets

Other intangible assets include software developed for internal use. The associated direct costs are capitalized and amortized on a straight-line basis over their estimated useful life.

Other intangible assets also include trademarks or customer relationships recognized as a result of business combinations, subject to the fact that their fair value can be measured reliably and it is probable that future economic benefits attributable to the assets will flow to the Company. They are carried at cost. If these assets have a finite useful life, they are amortized over their estimated life using the straight-line method. In all cases, they undergo an impairment test at each period end. In the event of a significant decline in value, a valuation allowance is booked for the difference between the value on the balance sheet and the higher of value in use and market value.

1.6.4. Deferred Acquisition Costs (“DAC”) in respect of insurance contracts and investment contracts with discretionary participating features – Deferred Origination Costs (“DOC”) in respect of investment contracts without discretionary participating features

The variable costs of acquiring insurance contracts and investment contracts with discretionary participating features, primarily related to the production of new business, are specifically identified and deferred by establishing an asset (DAC). This asset is amortized based on the estimated gross profits emerging over the contract term. In conjunction with the liability adequacy test (see section 1.11.2.) this asset is tested for recoverability: estimates of gross profits are reviewed at the end of each accounting period and any amount not deemed recoverable from future estimated gross profits is recorded as a charge against income.
For investment contracts without discretionary features, a similar asset is created (DOC) but limited to incremental costs directly attributable to the right to provide asset management services. This asset is amortized in proportion to all estimated level fees collected over the life of the contracts. The amortization of DOC is reviewed at each closing date to reflect changes in assumptions and experience. This asset is also tested for recoverability. DAC and DOC are reported gross of unearned revenue and fee reserves. These unearned revenue and fee reserves are separately recognized as liabilities and are amortized over the contract term using the same amortization basis used for DAC and DOC, respectively.

1.7. Investments from insurance, banking, and other activities

Investments include investment in real estate properties and financial instruments including equity securities, fixed maturities, and loans.

1.7.1. Investment properties

Investment properties (excluding investment properties backing totally or partially liabilities arising from contracts where the financial risk is borne by policyholders and from With-Profit contracts) are accounted for at depreciated cost, the components of the properties being depreciated over their estimated useful life, taking into consideration their residual value at the end of the useful life if the residual value may be reliably estimated.

Valuation allowances are recorded for a decline in the value of a property that is deemed to be other-than-temporary. When the appraised value is 15% lower than the net carrying value, the present value of the asset’s future estimated cash flows is calculated. If the calculated amount is lower than the net carrying value, a valuation allowance is recorded, equal to the difference between (a) the net carrying value and (b) the higher of the appraised value and the discounted cash flow value. If, in subsequent periods, the difference between the appraised value and the net carrying value reaches 15% or more, previously recorded valuation allowances are reversed to the extent of the difference between a) the net carrying value and b) the lower of the appraised value and the depreciated cost (before impairment).

Investment properties backing totally or partially liabilities arising from:

  contracts where the financial risk is borne by policyholders,
  With-Profit contracts backed by real estate investments,

are accounted for at fair value with changes in fair value recorded in profit or loss.

1.7.2. Financial instruments

Classification
Depending on the Group’s intention and ability to hold the invested assets, financial instruments are classified in the following categories:

  assets held to maturity, accounted for at amortized cost;
  loans & receivables (including unquoted debt instruments) accounted for at amortized cost;
  trading assets and assets designated (option) at fair value with change in fair value through profit or loss;
  available for sale assets accounted for at fair value with changes in fair value in shareholders' equity.

The option for designation of financial assets and liabilities at fair value with change in fair value through profit or loss has been mainly used by the Group in the following cases:

  financial assets for which electing fair value option is appropriate to reduce accounting mismatch, particularly in the following cases:

  • assets backing liabilities arising from contracts for which the financial risk is borne by the policyholders;
  • assets included in hedging strategies set out by the Group for economical reasons but not eligible to hedge accounting as defined by IAS 39;

  groups of managed financial assets with their performance evaluated on a fair value basis: mainly, securities held by some mutual funds included in the scope of consolidation on the basis of Group risk management policy (“Satellite Investment Portfolio”, see definition below);

in addition, debts held by structured fixed income funds mainly holding CDOs have also been designated under this option, at fair value through profit or loss, as electing this option is appropriate to reduce the accounting mismatch.

In practice, assets held through mutual funds are classified either:

  as assets of the “Core Investment Portfolios” which include assets held for backing insurance and investment contracts liabilities, based on AXA asset allocation which is driven by its ALM strategy; or
  as assets of the “Satellite Investment Portfolios” reflecting tactical asset allocation based on active management with total return objective.

Securities within “Core Investment Portfolios” are classified as “available for sale” unless involved in a qualifying hedge relationship or more broadly in the case when electing fair value option is appropriate to reduce accounting mismatch. The securities held in the “Satellite Investment Portfolios” are accounted for at fair value through profit or loss.

Loans are stated at outstanding principal balances, net of unamortized discounts and valuation allowances.

Impairment of financial assets
AXA assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired.

For fixed maturity securities, a valuation allowance is recorded through income for a decline in value of a security if the amount may not be fully recoverable due to a credit event relating to the security issuer. If this risk is eliminated or improves, the valuation allowance may be reversed. The amount of the reversal is recognized in the income statement.

For equity securities classified as available for sale, a significant or prolonged decline in the fair value of the security below its cost is considered in determining whether the securities are impaired. That is the case for equity securities with unrealized losses for a continuous period of six months or more prior to the closing date or higher than 20% of the carrying value at the closing date. If any such evidence exists for available-for-sale financial assets, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in the income statement – is removed from shareholders’ equity and recognized in the income statement. Impairment losses recognized in the income statement on equity instruments are not reversed through the income statement until the asset is sold or derecognized.

Impairment measurement of loans is based either on the present value of expected future cash flows discounted at the loan’s effective interest rate, on the loan’s observable market price, or on the fair value of the collateral if the loan is collateral-dependent.

For assets accounted for at amortized cost, including loans and assets classified as “held to maturity”, impairment test is first performed at the individual level. If there is no evidence of impairment at this level, then a collective assessment is made for groups of assets with similar risks.

Based on local entities’ ALM strategies, average cost or first-in first-out method (FIFO) or other method of assigning costs to investment at the time of sale are used on a permanent and consistent manner at the level of each entity.

1.8. Assets backing liabilities arising from contracts
for which the financial risk is borne by policyholders

Liabilities arising from insurance or investment contracts where the financial risk is borne by policy holders are presented in a separate caption of the balance sheet. The assets backing those liabilities are symmetrically presented in a specific caption on the asset side of the balance sheet. This presentation is relevant for the users and consistent with the order of liquidity recommended by IAS 1 for financial institutions since the risks are borne by policyholders, whatever the nature of assets backing the liabilities, be they properties, fixed maturity securities or equity securities. A breakdown by nature of assets is disclosed in the notes to the financial statements.

1.9. Derivative financial instruments

Derivatives are initially recognized at fair value on the date at which a derivative contract is entered into and are subsequently re-measured at their fair value. The unrealized gains and losses are recognized in the profit & loss account unless they are in a qualifying hedge relationship further described below. The Group designates certain derivatives as either: (i) hedges of the fair value of recognized assets or liabilities or of a firm commitment (fair value hedge); or (ii) hedges of highly probable expected future transactions (cash flow hedges); or (iii) hedges of net investments in foreign operations.
The Group documents, at inception, the hedge relationship, as well as its risk management objective and strategy for undertaking various hedge transactions. The Group also documents its assessment of hedge effectiveness, both at hedge inception and on an ongoing basis, indicating whether the derivatives that are used in hedging transactions are expected to be or have been highly effective in offsetting changes in fair values or cash flows of hedged items.

Fair value hedge
Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

Cash flow hedge
 The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in shareholders’ equity. The gain or loss relating to any ineffective portion is recognized immediately in the income statement. Amounts accumulated in shareholders’ equity are recycled into the income statement in the periods in which the hedged item affects profit or loss (for instance when the hedged expected future transaction takes place). When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in shareholders’ equity at that time remains there until the expected future transaction ultimately affects the income statement.

Net investment hedge
The accounting of hedges of net investments in foreign operations is similar to the accounting of cash flow hedges. Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognized in shareholders’ equity; the gain or loss relating to the ineffective portion is recognized immediately in the income statement. Gains and losses accumulated in shareholders’ equity are included in the income statement on disposal of the foreign operation.

Derivatives that do not qualify for hedge accounting
Changes in the fair value of all other derivative instruments that do not qualify for hedge accounting are recognized immediately in the income statement.

The Group enters into financial asset contracts that include embedded derivatives. Such embedded derivatives are separately recorded and valued at fair value through profit or loss when appropriate and significant.

For balance sheet presentation, derivatives are netted against the assets or liabilities for which they are used, regardless of those derivatives meeting the criteria for hedge accounting. Detailed amounts are disclosed in the notes to financial statements.

1.10. Share capital and shareholders’ equity

1.10.1. Share capital

Ordinary shares are classified in shareholders’ equity when there is no obligation to transfer cash or other assets. Incremental costs directly attributable to the issue of equity instruments are shown in shareholders’ equity as a reduction to the proceeds, net of tax.

1.10.2. Deeply subordinated debts

Deeply subordinated debts are classified in shareholders’ equity (“other reserves”) since, like for ordinary shares, they do not result in an obligation to transfer cash or other assets.

1.10.3. Compound financial instruments

Any financial instrument issued by the Group with an equity component (e.g. option granted to convert the debt instrument into an equity instrument of the company) and a liability component (e.g. contractual obligation to deliver cash) are classified separately on the liability side of the balance sheet with the equity component reported in shareholders’ equity (“other reserves”). Gains and losses associated with redemptions or refinancing of the equity component are recognized as changes to the shareholders’ equity.

1.10.4. Treasury shares

Treasury shares and any directly incremental costs are recorded as a reduction to the consolidated shareholders’ equity. Where such shares are subsequently sold, or reissued, any consideration received is included in consolidated shareholders’ equity, net of any directly attributable incremental transaction costs and the related income tax effects. Exceptionally, the portion of own shares held by controlled funds that back policies where the financial risk is borne by the policyholder is not deducted. All risks and income resulting from holding these shares are attributable to the funds that hold them.

1.11. Liabilities arising from insurance and investment contracts

1.11.1. Contract classification

The Group issues contracts that transfer insurance risk or financial risk or both.

Insurance contracts, including assumed reinsurance contracts, are those contracts that have significant insurance risks. Such contracts may also transfer financial risk from the policyholders to the insurer. Investment contracts are those contracts that have financial risk with no significant insurance risk.

A number of insurance and investment contracts contain a discretionary participating feature (DPF). This feature entitles the holder to receive, as a supplement to guaranteed benefits, additional benefits or bonuses:

  that are likely to be a significant portion of the total contractual benefits;
  whose amount or timing is contractually at the discretion of the Group; and
  contractually based on performance of contracts, or return on assets, or profit or loss of the company, fund or other entity that issues the contract.

In some insurance or investment contracts, the financial risk is borne by policyholders. Such contracts usually comprise unit-linked contracts.

The Group classifies its insurance and investments contracts into six categories:

  liabilities arising from insurance contracts,
  liabilities arising from insurance contracts where the financial risk is borne by policyholders, liabilities arising from investment contracts with discretionary participating features, liabilities arising from investment contracts with no discretionary participating features, liabilities arising from investment contracts where the financial risk is borne by policyholders and with discretionary participating features, these relate to unit linked contracts or multi funds contracts containing a non unit linked fund with a discretionary participating features, and liabilities arising from investment contracts where the financial risk is borne by policyholders and without discretionary participating features.

The two last categories are presented on a single line on the face of the balance sheet: “Liabilities arising from investment contracts where the financial risk is borne by policyholders”.

1.11.2. Insurance contracts and Investment contracts with discretionary participating features (DPF)

According to IFRS 4, recognition and derecognition rules are based on the existing AXA accounting policies as follows except for the elimination of the equalization provisions and the selective changes as permitted by IFRS 4 (see paragraph below on guaranteed benefits).

Unearned premium reserves

Unearned premium reserves represent the portion of premium received on in-force contracts that relates to unexpired risks at the balance sheet date.

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

Mathematical provisions relating to investment contracts with discretionary participation (previously termed “savings contracts” in AXA’s accounting principles) that carry low mortality and morbidity risk are calculated using a forward-looking approach based on discount rates set at the outset. The results of this approach are similar to those obtained using a retrospective approach (earned savings valuation or “account balance”). The discount rates used by AXA are at most equal to the expected future investment yields based on prudent estimates.

Part of the provision for policyholder bonuses is included in mathematical reserves, to the extent to which bonuses are incorporated for life contracts that pay policyholders bonuses based on the profits generated on these contracts.

The “Liabilities relating to policyholder bonuses” caption includes the entire “Fund for Future Appropriation” (FFA) relating to UK With-Profit contracts, which principally covers the future terminal bonuses according to the terms of these contracts. The combination of provisions on With-Profit contracts and the FFA varies in line with the market value of the assets supporting the participating “With-Profit” funds.

For insurance and investment contracts with discretionary participation, if the contracts include a minimum guaranteed rate of return, the insurance liability will also include a reserve necessary to cover the guarantee in the event that the future returns are insufficient.

Except in cases where these guarantees are covered by a risk management program using derivative instruments (see next paragraph), guaranteed benefits relating to contracts where the financial risk is borne by the policyholder and classified as insurance contracts due to the existence of these guarantees or as investment contracts with discretionary participation, reserves are booked progressively and based on a forward-looking approach. The present value of future benefit obligations to be paid to policyholders in the event that the guarantee is triggered is estimated on the basis of reasonable scenarios. These scenarios’ assumptions include investment returns and related volatility, surrender rates and mortality. This present value of future benefit obligations is provisioned such that the average total cost of guarantees is recognized as fees emerge over the life of the contracts.

Some guaranteed benefits such as guaranteed minimum death or income benefits (GMDB or GMIB), or certain performance guarantees proposed by reinsurance treaties, are covered by a risk management program using derivative instruments. To reduce the accounting mismatch between the value of liabilities and the value of hedging derivatives, AXA has chosen to use the option allowed under IFRS 4.24 to revalue its provisions. This revaluation is carried out at each accounts closing based on guarantees’ projections reflecting interest rates and other market assumptions. The revaluation’s impact in the current period is recognized through income, symmetrically to the impact of the revaluation of hedging derivatives. This change in accounting principles was adopted in the changeover to IFRS on January 1, 2004 for contract portfolios covered by the risk management program at that date. All contract portfolios covered by the risk management program after this date are revalued on the same terms that applied on the date on which the program was first applied.

Insurance claims and claims expenses (Non life insurance)
The claims reserves are determined on a basis to cover the total cost of settling an insurance claim, except for disability annuities, for which the payments are fixed and determinable, the claims reserves are not discounted.

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

Provisions for unearned revenues
Revenues received at the start of a contract to cover future services are deferred and recognized in income using the same amortization pattern as the one used for deferred acquisition costs (see 1.6.4).

Shadow accounting and Deferred Participating Liability (DPL) or Deferred Participating Asset (DPA)
In compliance with the option offered by IFRS 4, shadow accounting is applied to insurance and investment contracts with discretionary participating features. Shadow accounting affects technical provisions, deferred acquisition costs and value of business in force to reflect the impact of unrealized gains or losses on the measurement of these insurance liabilities or assets in the same way as a realized gain or loss does. When unrealized capital gains of the assets are recognized, a deferred participating liability (DPL) is recorded. The DPL corresponds to the discretionary participating features available to the policyholders and is fully classified as liabilities arising from policyholders’ participation, with no allocation to any equity component. Consequently, AXA does not need to check that the liability recognized for the whole contract is not less than the amount that would result from applying IAS 39 to the guaranteed element.
The DPL is calculated by applying a participation rate to the unrealized gains or losses. The participation rate considered is the best estimate based on constructive obligations.

In case of unrealized losses, a deferred participating asset (DPA) should be recognized only to the extent that its recoverability is highly probable. That could be the case if the DPA can be offset against future participation either directly through deduction of the DPA from future capital gains or indirectly through deduction of future loads on premiums or margins.

Unrealized gains and losses on assets:

  classified as trading or fair value through profit or loss are accounted for in Income Statement with shadow accounting adjustment through income statement, and classified as available for sale accounted for at fair value with change in fair value in shareholders’ equity are booked through shareholders’ equity with shadow accounting adjustment through shareholders’ equity.

Liability adequacy test
At each balance sheet date, liability adequacy tests are performed at each consolidated entity level to ensure the adequacy of the contract liabilities net of related DAC and VBI assets. In performing these tests, entities group contract together considering the manner in which they are acquired, serviced and have their profitability measured. Entities use current best estimates of all future contractual cash flows and claims handling and administration expenses, as well as those resulting from embedded options and guarantees and investment income from the assets backing such liabilities. Risks (insurance risk, asset return risk, inflation risk, persistency, adverse selection…) directly related to the contracts that might make the net liabilities inadequate, are considered.

Any deficiency is immediately charged to profit or loss, initially by writing off DAC or VBI and by subsequently establishing a provision for losses arising from the liability adequacy test. In the specific case of non life insurance contracts, an unexpired risk provision is established for contracts on which the premiums are expected to be insufficient to cover expected future claims and claims expenses.

Embedded derivatives in insurance and investment contracts with discretionary participating features
Embedded derivatives that meet the definition of an insurance contract or correspond to options to surrender insurance contracts for a set amount (or based on a fixed amount and an interest rate) are not separately measured. All other embedded derivatives are separated and carried at fair value if they are not closely related to the host insurance contract or do not meet the definition of an insurance contract.

1.11.3. Investment contracts without discretionary participating features (DPF)

In accordance with IAS 39, these contracts are accounted for using the “deposit accounting” method, which mainly results in not recognizing in the income statement the corresponding premiums and benefits and claims (see below Revenue recognition).
This category includes mainly unit-linked contracts that do not meet the definition of insurance or investment contract with discretionary participation features. For unit-linked contracts, the liabilities recognized according to the existing accounting policies are valued in reference to the fair value of the investment funds / assets linked to those contracts at the balance sheet date.

Provisions for unearned fees
Fees received at the start of an investment contract without discretionary participation features to cover future services are recognized as liabilities and taken to income based on the same amortization pattern as the one used for deferred origination costs (see 1.6.4).

1.12. Reinsurance: ceded reinsurance

The Group enters into contracts with reinsurers, under which the Group is compensated for losses on one or more contracts issued by the Group. These contracts that meet the classification requirements for insurance contracts are accounted for in a manner consistent with the accounting for the underlying direct insurance contracts and take into account contractual clauses.

1.13. Financing debts

Financing debts used to finance the solvency margin of an operational entity or to acquire the shares of an entity or a portfolio of contracts are presented on the balance sheet separately from other debts, liabilities and payables.

1.14. Other liabilities

1.14.1. Income taxes

Current income tax expense (benefit) is recorded in earnings on the basis of amounts estimated to be payable or recoverable as a result of taxable operations for the current year based on the relevant local tax regulation.

Deferred income tax assets and liabilities emerge from temporary differences between accounting and fiscal values of assets and liabilities, and from net operating losses carry forwards, if any. Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be used. Therefore, valuation allowances are recorded for deferred tax assets that are not expected to be recovered.

1.14.2. Pensions and other post-retirement benefits

Pensions and other post-retirement benefits include the benefits payable to AXA Group employees when they retire (departure compensation, additional pension, medical cover). In order to meet pension liabilities, some regulations have allowed or imposed the establishment of dedicated funds (plan assets).

  Defined contribution plans are characterized by payments made by the employer to institutions (e.g. pension trusts). These payments free the employer of any further commitment; the institutions are responsible for paying acquired benefits to the employees. The contributions paid by the employer are recorded as an expense in the income statement and no liability needs to be recorded.
  Defined benefit plans are characterized by an actuarial assessment of the commitments based on each plan’s internal rules. The present value of the future benefits paid by the employer, known as the PBO (Projected Benefit Obligation), is calculated annually using the projected unit credit method. It is valued on the basis of long-term projections (salary increase rate, inflation rate, mortality, turnover, pension indexation and remaining service lifetime). The amount recorded in the balance sheet for employee benefits is the difference between the Projected Benefit Obligation and the market value at balance sheet date of the corresponding invested plan assets after adjustment for any unrecognized losses or gains and past service costs. If the net result is negative, a provision is recorded in the balance sheet under the provision for risks and charges. If the net result is positive, a prepaid asset is recorded in the balance sheet. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognized in shareholders’ equity in full in the period in which they occurred. Similarly, any adjustment arising from the asset ceiling is recognized in shareholders’ equity. Past-service costs are recognized immediately in income, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past-service costs are amortized on a straight-line basis over the vesting period.

1.14.3. Share-based compensation plans

Group’s compensation plans are predominantly equity-settled plans.

All equity-settled stock-option plans granted after November 7, 2002 and not fully vested as of January 1, 2004 are accounted for at fair value at the grant date and the fair value is accrued over the vesting period.

Cash settled-plans are valued at fair value re-measured at each balance sheet date with any change in fair value recognized in the Income Statement.

The AXA Shareplan issued under specific French compensation scheme includes two options: a classic option and a leverage plan.
The cost of the classic plan is valued according to the specific guidance issued by the CNC (“Conseil National de la Comptabilité”). The cost of the leverage plan is valued by taking into account the restriction over five years for the employee, as in the classic plan, but adding to this cost the opportunity gain implicitly provided by AXA by enabling its employees to benefit from an institutional derivatives’ pricing instead of a retail pricing.

1.15. Other provisions and liabilities

1.15.1. Restructuring costs

Restructuring provisions not related to a business combination are recorded when the Group has a present obligation evidenced by a binding sale agreement or a detailed formal plan whose main features are announced to those affected.

1.15.2. Other provisions and contingencies

Provisions are recognized when the Group has a present obligation (legal or implicit) as a result of past events, under which it is more likely than not that an outflow of resources will be required to settle the obligation, and the amount of the provision has been reliably estimated.

Provisions are not recognized for future operating losses or associated with the on-going activities of the company.

Provisions are measured at the present value of management’s best estimate of the expenditure required to settle the obligation at the balance sheet date, discounted at the market risk-free rate of return for long term provisions.

1.16. Revenue recognition

1.16.1. Gross written premiums

Gross written premiums correspond to the amount of premiums written on business incepted in the year with respect to both insurance contracts and investment contracts with discretionary participating features by insurance and reinsurance companies, net of policy cancellations and gross of reinsurance ceded. In the reinsurance sector, the premiums are recorded on the basis of declarations made by the ceding company, and may include estimates of gross premiums written.

1.16.2. Fees and revenues from investment contracts with no discretionary participating features

Amounts collected as premiums from investment contracts with no discretionary participating features are reported as deposits net of any loadings and policy fees. Revenues from these contracts consist of loadings and policy fees for the cost of issuance, investment management, administration and surrender of the contract during the period. Front-end fees collected corresponding to fees for future services, are recognized over the estimated life of the contract (see “Unearned fee reserves” section 1.11.3.).

1.16.3. Change in unearned premium reserves net of unearned revenues and fees

Change in unearned premium reserves net of unearned revenues and fees include the change in the unearned premium reserve reported as a liability (see “Unearned Premium Reserve” above) along with the change in unearned revenues and fees. Unearned revenues and fees correspond to upfront charges for future services recognized over the estimated life of insurance and investment contracts with discretionary participating features (see Unearned revenue reserves in section 1.11.2.) and investment contracts with no discretionary participating features (see section 1.11.3. Unearned fee reserves).

1.16.4. Net revenues from banking activities

Net revenues from banking activities include all revenues and expenses from banking activities, including interests and banking fees.
They exclude bank operating expenses and change in provisions for bad debts, doubtful receivables or loans which are recorded in the item “Bank operating expenses”.

1.16.5. Revenues from other activities

Revenues from other activities mainly include investment management fees recognized as earned as the service is provided. They mainly comprise:

  Revenues from other activities of insurance companies, notably commissions received on sales or distribution of financial products,
  Commissions received and fees for services rendered in respect of asset management activities,
  Rental income received by real estate management companies, and
  Sales proceeds received on buildings constructed or renovated and subsequently sold by real estate businesses.

1.16.6. Net investment result excluding financing expenses

The net investment result in respect of insurance activities includes:

  Investment income from the insurance-related invested assets, net of depreciation expense on real estate investments (depreciation expense on real estate not held for investment is included in administrative expenses); this item includes the interests calculated using the effective interest method for the assets with fixed maturity and dividends received on equity instruments,
  Financial charges and expenses,
  Realized investment gains and losses net of valuation allowances for investment impairment, and
  Unrealized investment gains and losses on invested assets valued at fair value with change in fair value recognized through Profit or Loss.

In respect of banking activities, interest income and financial charges including interest expenses are included in net revenues from banking activities and bank operating expenses, respectively.

From time to time, subsidiaries that are not wholly owned by AXA may issue additional capital. As a result, AXA’s ownership interest in that subsidiary decreases and a dilution gain or loss arises. This gain or loss is recorded in the net investment result. This gain or loss corresponds to the variation of the shareholders’ equity portion of the subsidiary before and after the operation.

1.17. Discontinuing operations / assets held for sale

These comprise assets held for sale and discontinued operations intended to be sold within twelve months. They are accounted for at the lower of carrying amount and fair value net of selling costs. They are presented separately on the face of balance sheet. Discontinued operations’ contribution to earnings, net of tax, is presented separately in the Income Statement.

Note 2: First time adoption:
 impact of transition to IFRS

2.1. Accounting principles

In its 2004 annual report, the Group stated that it would present consolidated financial statements in accordance with IFRS standards as of the 2005 accounting exercise. The conversion project involved the Management Board approving and the Audit Committee reviewing the accounting options and application principles adopted for the opening balance sheet and comparative figures for 2004 (first-half and full-year periods). The Audit Committee carried out its final review of these accounting options and principles in June 2005.

The 2004 financial statements were prepared in accordance with the general principles set out in point 1.2.1, which were applied in a consistent manner to all accounting periods presented in this note and to all financial statements.

First-time adoption at January 1, 2004
In accordance with the rules governing the first-time adoption of standards, as set out by IFRS 1, the AXA Group is adopting IFRS as if they had always existed, except in cases where prospective adoption is authorized. AXA has selected the following options regarding its first-time adoption of applicable IFRS standards at January 1, 2004:

  Adoption of IFRS 4, IAS 32, IAS 39 and IFRS 2 as of 2004 (see below for the adoption of the fair value option);
  Recognition in opening shareholders’ equity of past actuarial losses on benefit plans granted to employees;
  No restatement of business combinations prior to January 1, 2004;
  Cumulative translation reserve reset to zero;
  Recognition at fair value at January 1, 2004 of investment properties carried at cost and whose fair value at January 1, 2004 was lower than their carrying value. This fair value becomes their presumed cost in accordance with IFRS 1.

2.2. First Time application impacts at January 1, 2004

2.2.1. Assets

ASSETS - JANUARY 1, 2004

(in euro millions)
	French GAAP (*)	IFRS FTA impact	IFRS
Goodwill	12,874	(511)	12,363
Value of purchased business in force (a)	2,814	396	3,210
Deferred acquisition costs and equivalent (b)	10,993	1,040	12,033
Other intangible assets	556	(31)	525
Intangible assets	27,237	894	28,131
Investments in real estate property	11,727	708	12,434
Invested financial assets (c)	212,431	15,853	228,285
Loans (d)	17,009	139	17,148
Assets backing contracts where the financial risk is borne by policyholders (e)	101,002	(1,814)	99,188
Investments from insurance activities (f)	342,169	14,886	357,055
Investments from banking and other activities (f)	8,100	1,430	9,530
Investments in associates – equity method	1,254	(909)	345
Reinsurers' share in insurance and investment contracts liabilities	8,489	–	8,489
Tangible assets	1,243	80	1,323
Other long term assets (g)	3,209	(1,258)	1,951
Deferred policyholders' participation asset	–	1	1
Deferred tax asset	2,053	988	3,040
Other assets	6,504	(189)	6,315
Receivables arising from direct insurance and inward reinsurance operations	11,372	(1,771)	9,601
Receivables arising from outward reinsurance operations	–	2,049	2,049
Receivables arising from banking activities	10,956	46	11,002
Receivables – current tax	255	17	272
Other receivables (h)	13,575	(2,017)	11,558
Receivables	36,158	(1,676)	34,482
Assets held for sale and relating to discontinued operations	–	132	132
Cash and cash equivalents	19,322	565	19,887
TOTAL ASSETS	449,233	15,133	464,366

(*) French GAAP information is disclosed under the IFRS presentation format.

IFRS:

(a) Amounts shown gross of tax.

(b) Amounts gross of unearned revenue reserve and unearned fee reserve.

(c) Financial assets excluding loans and assets backing contracts where the financial risk is borne by policyholders. Includes fixed maturities, equities, controlled and non controlled investment funds.

(d) Includes policy loans.

(e) Also includes assets backing contracts with guaranteed minimum features.

(f) Also includes trading financial assets; includes accrued interest. All financial assets amounts are shown net of derivatives impact.

(g) Includes long term assets, i.e. when maturity is above 1 year.

(h) Includes short term assets, i.e. when maturity is below 1 year.

2.2.2. Liabilities and Shareholders' equity

LIABILITIES AND SHAREHOLDERS' EQUITY - JANUARY 1, 2004

(in euro millions)
	French GAAP (*)	IFRS FTA impact	IFRS
Share capital and capital in excess of nominal value	18,056	(486)	17,570
Reserves and translation reserve	5,345	(446)	4,899
Shareholders’ equity	23,401	(933)	22,469
Minority interests	2,469	(147)	2,322
TOTAL MINORITY INTERESTS AND SHAREHOLDERS’ EQUITY	25,870	(1,080)	24,790
Liabilities arising from insurance contracts	246,560	(29,706)	216,853
Liabilities arising from insurance contracts where the financial risk is borne by policyholders (a) (h)	101,004	(36,001)	65,003
Total liabilities arising from insurance contracts (b)	347,564	(65,707)	281,857
Liabilities arising from investment contracts with discretionary participating features	–	31,401	31,401
Liabilities arising from investment contracts with no discretionary participating features	–	936	936
Liabilities arising from investment contracts where the financial risk is borne by policyholders (c)	–	34,458	34,458
Total liabilities arising from investment contracts (b)	–	66,795	66,795
Unearned revenue and unearned fee reserves	–	1,646	1,646
Liabilities arising from policyholders' participation (d)	13,037	2,051	15,087
Derivatives relating to insurance and investment contracts	–	(28)	(28)
LIABILITIES ARISING FROM INSURANCE AND INVESTMENT CONTRACTS	360,600	4,756	365,357
Provisions for risks and charges	4,964	2,182	7,146
Subordinated debt	8,453	499	8,952
Financing debt instruments issued	4,459	(873)	3,585
Financing debt owed to credit institutions	29	–	29
Financing debt (e)	12,941	(374)	12,567
Deferred tax liability	1,954	3,271	5,225
Minority interests of controlled investment funds and puttable instruments held by minority interest holders (f)	–	4,298	4,298
Other debt instruments issued, notes and bank overdrafts (g)	4,518	1,492	6,010
Payables arising from direct insurance and inward reinsurance operations	6,714	(1,662)	5,051
Payables arising from outward reinsurance operations	1,598	1,900	3,498
Payables arising from banking activities	11,563	111	11,674
Payables – current tax	388	105	493
Derivatives relating to other financial liabilities	–	2	2
Other payables	18,122	134	18,256
Payables	42,903	6,379	49,282
Liabilities held for sale or relating to discontinued operations	–	–	–
TOTAL LIABILITIES	449,233	15,134	464,367

(*) French GAAP information is disclosed under the IFRS presentation format.

IFRS:

(a) Also includes liabilities arising from contracts with guaranteed minimum features.

(b) Amounts shown gross of reinsurers' share in liabilities arising from contracts.

(c) Liabilities arising from investment contracts with discretionary participating features and investment contracts with no discretionary participating features where the financial risk is borne by the policyholder.

(d) Also includes liabilities arising from deferred policyholders' participation.

(e) Financing debts balances are shown net of effect of derivative instruments.

(f) Mainly comprises minority interests of controlled mutual funds puttable at fair value.

(g) Includes effect of derivative instruments.

(h) Under French GAAP, liabilities arising from contracts with financial risk borne by the policyholders are shown within insurance contacts.

2.2.3. Shareholders' equity

The reconciliation between shareholders’ equity reported at December 31, 2003 from French GAAP to opening shareholders’ equity at January 1, 2004 under IFRS is as follows:

(in euro millions)
	French GAAP	IFRS FTA impact	IFRS
Share capital and capital in excess of nominal value	18,056	(486)	17,570
Reserves relating to the change in fair value of financial instruments available for sale	–	4,213	4,213
Reserves relating to the change in fair value of hedge accounting derivatives (cash flow hedge)	–	45	45
Reserves relating to revaluation of tangible assets	–	–	–
Others	–	183	183
Other reserves	–	4,441	4,441
Translation reserve and undistributed profits	5,345	(4,887)	458
SHAREHOLDERS’ EQUITY – GROUP SHARE	23,401	(933)	22,469
MINORITY INTERESTS	2,469	(147)	2,322
TOTAL SHAREHOLDERS’ EQUITY	25,870	(1,080)	24,790

The detailed reconciliation by type of adjustment1 of the opening shareholders’ equity from French GAAP to IFRS as of January 1, 2004, is as follows:

(in euro millions)
January 1, 2004
Shareholders’ equity group share under French GAAP	23,401
Difference in scope of consolidation	(217)
Goodwill and purchase accounting	(1,260)
Investment accounting and valuation	2,670
Derivatives and hedge accounting	192
Property & Casualty reserves	260
Deferred acquisition cost and equivalent	(127)
Employee benefits and share based compensation	(1,966)
Treasury shares	(510)
Compounded financial instruments and debt/equity classification differences	120
Other adjustments	(94)
Shareholders’ equity group share under IFRS	22,469

2.2.4. Main differences in accounting principles between French GAAP and IFRS

The main differences in accounting principles between French GAAP and IFRS are set out below. In addition to the impact resulting from changes to valuation principles, which affect various components of opening shareholders’ equity, numerous balance sheet items are affected by changes in presentation with no impact on net asset value. They include notably the presentation of unearned fees and revenues as liabilities instead of being deducted from deferred acquisition costs, the gross up of deferred tax impact of values of purchased business in force, etc.

(1) Adjustments net of tax and policyholders' participation impacts, when applicable.

In addition to these gross up effects, the expansion of the scope of consolidation led to an increase in opening asset and liability balances.

(a) Scope of consolidation
 Investment and real estate companies (principally held in AXA’s entities and backing insurance liabilities) are not consolidated under French GAAP, in compliance with the CRC Regulation 2000-05.

According to IFRS, all entities in which AXA has a significant influence should be consolidated with:

  the full consolidation method if AXA exercises an exclusive control;
  the proportionate consolidation method if AXA exercises a joint control;
  the equity method if AXA exercises a significant long-term influence;

The IFRS scope of consolidation is presented in note 3. The impact on the Group’s opening shareholders’ equity of the increase in the number of consolidated companies was €–217 million.

For consolidated investment companies, minority interests are recognized at fair value and recorded as a liability under Controlled Investment Funds minority interest liabilities. The recognition of these minority interests induced an increase in invested assets and liabilities in the opening balance sheet by €3,403 million.

(b)  Goodwill
As mentioned in section 1.2.1. above, the Group opted not to restate past business combinations, in accordance with the exemption offered by IFRS 1. As a result, adjustments to opening goodwill are limited to the translation adjustments described below and restatements of any assets and liabilities recognized at the date of acquisitions which do not meet IFRS recognition criteria (see VBI relating to investment contracts without discretionary participation features). Under IFRS, goodwill resulting from the acquisition of a foreign entity is recorded in the currency of the acquired entity and translated into euros at the end of the accounting period. Under French GAAP, goodwill was translated into the acquirer’s currency. As a result, a retroactive adjustment was recorded under IFRS to recognize goodwill in the currency of the acquired entity. This restatement reduced goodwill by €1,284 million in the opening balance sheet, and is the main adjustment contributing to the goodwill and Purchase Accounting sub-total adjustment. The total net impact on opening shareholders’ equity was €–1,260 million.

Goodwill recognized at the date of business combinations prior to 2004 is no longer amortized but subjected to impairment tests. The impact of this change in accounting principles on 2004 figures is presented in section 2.3.3. There is no difference between French GAAP and IFRS as regards the conclusions of impairment tests.

The book value of minority interests liable to be bought out under the put granted to former shareholders of Sanford C. Bernstein was €387 million at January 1, 2004. The buyout commitment was stated as an off-balance sheet commitment under French GAAP. Under IFRS, these minority interests are recognized under “Minorities in controlled funds and other commitments to buy out minority interests”, in an amount of €895 million. The balancing entry for the difference between book value and fair value of this liability at the start of the period is recorded under goodwill (€508 million). This adjustment has no impact on minority interests in Group shareholders’ equity at the start of the period.

(c) Financial assets (including investment properties)

CUMULATIVE IMPACT ON SHAREHOLDERS’ EQUITY GROUP SHARE

(in euro millions)
January 1, 2004
Net impact from reevaluation at fair value of available for sale assets (with change of fair value in shareholders’ equity)	4,091
Net impact of impairment of available for sale assets (with change of fair value in shareholders’ equity)	(1,445)
Other impacts (mainly impact of reevaluation of financial assets with change in fair value through profit & loss) (a)	24
Net impact on opening shareholders’ equity of reevaluation of financial assets, excluding consolidated investment funds	2,670

(a) This figure represents the valuation difference between French and IFRS accounting principles.

CLASSIFICATION
According to IAS 39, the intention to hold an investment is more important than the nature of the investment. Applying this principle, invested assets, excluding derivative instruments, are classified in the following categories:

  held to maturity financial assets, accounted for at amortized cost;
  loans & receivables, accounted for at amortized cost;
  trading assets and assets under fair value option, accounted for at fair value with change in fair value recorded in the income statement;
  available for sale assets accounted for at fair value with change in fair value recorded in shareholders’ equity.

Pursuant to the IAS 39 amendment published by the IASB on June 16, 2005, companies have the option, at first recognition of financial assets and liabilities, to record them at fair value with change in fair value recorded in the income statement (recognize them at “fair value through profit & loss”). The Group has used this option mainly in the following cases:

  assets backing liabilities resulting from contracts where the financial risk is borne by policyholders;
  securities held by consolidated investment entities under a Group risk management policy;
  certain assets covered by hedging strategies implemented by the Group and for which hedge accounting in the meaning of IAS 39 is not used;
  Debt held by newly-consolidated Collateralized Debt Obligations (CDOs) are also stated at fair value with change in fair value recorded in profit & loss. This has a limited impact, since the corresponding assets are also recognized at fair value through profit & loss. This debt appears under Other debt instruments issued and bank overdrafts.

The adoption of these principles results in most invested assets being recognized at fair value. No investment has been classified in the held-to-maturity securities category, and only loans are recognized at amortized cost. The increase in invested assets resulting from the reevaluation of available-for-sale assets amounted to €11,880 million at January 1, 2004. The impact on reserves relating to the change in fair value of available-for-sale financial assets, net of tax, policyholder bonuses where applicable, and additional depreciation of VBI and DACs, is €4,213 million including the impact on consolidated funds and €4,091 million excluding the impact on these funds.

Accrued interest
Under IFRS, accrued but not yet due interests are included in the fair value of invested assets. As a result, revalued financial assets are presented at fair value including accrued interest. Accrued but not yet due interests were previously presented under other debtors-creditors under French GAAP. The reclassification (with no net impact on shareholders’ equity) increased the value of invested assets in the opening balance sheet by €2,969 million.

Real estate
Investment properties (excluding investment properties totally or partially backing contracts with financial risk borne by the policyholder) and owner-occupied properties remain accounted for at amortized cost under IFRS. Depreciation on the basis of identified significant parts (component approach) which was optional under French GAAP until 2004 has been adopted under IFRS.

Identification and valuation of embedded derivatives
According to IFRS, embedded derivatives in financial assets should be separated and accounted for at fair value with change in fair value in income if the host contract is not accounted for using the same method and derivatives are not clearly and closely related to the host contract. So far, total embedded derivatives in invested assets which are not accounted for at fair value through income in accordance with this method are not material at the Group level.

Impairment rules
 While there is no difference between impairment rules for debt securities under French GAAP and IFRS, principles differ regarding equity securities. Under IFRS, AXA considers that equity securities showing unrealized losses for a continuous period of 6 months or more prior to the closing date or equal to more than 20% of the carrying value at the closing date should be impaired.

The impairment is calculated in reference to the market value at the closing date rather than to a recoverable value. Under IFRS, any impairment of equity securities is irreversible. The amount of additional impairment recorded in the opening balance sheet is €2,269 million, including consolidated funds and €2,251 million gross excluding consolidated funds, i.e. a net impact on shareholders’ equity of €–1,445 million excluding consolidated funds.

Accounting rules for derivatives and hedging
The Group applies where possible the hedge accounting rules. When it is not possible, the derivatives are accounted for at fair value with change in fair value through profit & loss. The impact on revenues is limited when hedged items are recognized at fair value with change in fair value through profit & loss.

The net impact on opening shareholders’ equity is €192 million. This includes the revaluation of underlying items when appropriate in cases of hedge accounting in the meaning of IAS 39 or in cases of “natural hedge” (use of the fair value option to value the underlying item, or selective use of current interest rates for insurance contracts - IFRS 4.24). This residual net impact relates mainly to derivative instruments held by the AXA SA holding company, for which hedging effects cannot be reflected adequately due to the constraints imposed by IAS 39.

(d) Insurance & investment contracts

(i) CLASSIFICATION AND ACCOUNTING RULES OF THE CONTRACTS
According to IFRS 4 (“Phase I”) and IAS 39, contracts should be classified in two categories: insurance contracts or investment contracts.

The Group continues to apply existing accounting principles for insurance contracts and investment contracts with discretionary participating features during Phase I. Consistent with the accounting standards previously used by the Group, a liability adequacy test is performed to ensure that the existing provisions are sufficient to cover future flows including settlement costs, embedded options and guarantees. The only exception to the previous accounting principles relates to equalization provisions, which are eliminated under IFRS. This adjustment increased opening shareholders’ equity by €260 million (net), and reduced gross non-life provisions by €397 million.

A small number of the contracts are classified as investment contracts without discretionary participating features and are accounted for differently under IFRS. In accordance with IAS 39, these contracts are accounted for using the “deposit accounting” method (see comments in point 2.3.1 about reconciliations between 2004 French GAAP and IFRS income statements). For the Group, this category includes mainly unit-linked contracts for which liabilities already represented the fair value of the investment funds / assets linked to those contracts at the balance sheet date under pre-existing accounting standards.

Presentation impact
On the face of the balance sheet, information about deferred acquisition costs and deferred origination costs is presented gross of unearned revenue and unearned fee reserves. This led to a €1,646 million increase in deferred acquisition costs and equivalent, with unearned revenue and unearned fee reserves as counterpart.

In addition, VBI relating to acquired life insurance companies is presented gross of tax. This increased VBI on the asset side of the balance sheet by €857 million, with deferred tax liabilities as counterpart.

These gross up adjustments have no impact on opening shareholders’ equity.

Net impact on shareholders’ equity
Overall, the impact on shareholders’ equity of adjustments to existing deferred acquisition costs (DAC) and life value of business in force (VBI) was €–127 million.

Investment contracts without discretionary participating features
Acquisition costs relating to investment contracts without discretionary participating features were recognized under French GAAP, but can no longer be recognized as assets under IFRS. Only costs directly attributable to the acquisition of a financial management service contract may be recognized as an asset (deferred origination costs) to the extent that the company will receive payments covering these costs over the life of the contract. The scope of these deferrable costs is smaller under IFRS than under French GAAP. There are also amortization differences, mainly arising from differing ways of valuing profits emerging from the business concerned. €641 million of gross DAC relating to investment contracts without discretionary participating features have been reversed out of opening shareholders’ equity, while €499 million of deferred origination costs (DOCs) have been included in the opening balance sheet.

At the same time, VBI relating to investment contracts without discretionary participating features was reduced by €378 million in the opening balance sheet.

Impact of shadow accounting on deferred acquisition costs and value of business in force
On the balance sheet, amortization of Deferred Acquisition Costs and equivalent and Value of purchased business in force is also affected by IFRS restatements (“reactivity” impacts). The recognition of available-for-sale assets at fair value through shareholders’ equity, for example, caused accelerated amortization of these two captions through shareholders’ equity, with a reduction in corresponding assets (DAC and VBI) and a reduction in the revaluation reserve for available-for-sale securities (“shadow DAC” and “shadow VBI”) totaling €634 million for DAC and €380 million for VBI. In addition, DAC and VBI reactivity impacts were also recorded in relation to profit & loss adjustments (retained earnings in opening balance sheet): €38 million for DAC and €297 million for VBI.

Guaranteed minimum income benefits (GMIB) offered by certain direct insurance contracts and performance guarantees offered by some reinsurance contracts are covered by a risk management program. To reduce the asymmetry between the valuation of liabilities and the valuation of the related derivatives, the Group adjusted liabilities to better reflect current interest rates on these contracts, using the “selective unlocking” option under section 24 of IFRS 4, so as to reflect changes in market assumptions such as interest rate.

(ii) SHADOW ACCOUNTING AND DEFERRED POLICYHOLDER BONUSES
In compliance with the option offered by IFRS 4, shadow accounting rules are applied, for insurance and investment contracts with discretionary participating features, on insurance liabilities, deferred acquisition costs and value of business in force to reflect unrealized losses and gains attributable to policyholders (Cf. see additional amortization impacts mentioned above: DAC and VBI reactivity). This mechanism is identical in principle to the notion of deferred policyholder bonuses under French GAAP, and is also applied to temporary differences generated by differences between the two sets of standards and recognized through profit & loss (retained earnings in the opening balance sheet). The participation rate considered is the local best estimate rate based on constructive obligation.

(iii) IDENTIFICATION AND VALUATION OF EMBEDDED DERIVATIVES
Similarly to embedded derivatives in financial assets (according to IAS 39), embedded derivatives in insurance and investment contracts should be separated and accounted for at fair value with change in fair value recorded through income (according to IFRS 4) if they do not meet the following criteria of exclusion:

  they are clearly and closely related to the host contracts;
  they are explicitly excluded from IFRS 4 scope (options to surrender insurance contracts and investment contracts with discretionary participating features for a set amount);
  they are an insurance contract.

At year-end, embedded derivatives in insurance and investment contracts which need to be accounted for at fair value through income are not material at Group level.

(e)  Employee benefits
As mentioned in section 2.1. above, in accordance with the exemption offered by IFRS 1, the Group has chosen to recognize in opening shareholders’ equity actuarial gains and losses arising from differences with respect to estimates and changes in assumptions, which were not recognized through profit & loss under French GAAP. This net adjustment added to changes assumptions to be used under IFRS reduced opening shareholders’ equity by €2,062 million, mainly stemming from the United Kingdom and the United States.

This adjustment affected both employee benefit liabilities accounted for under Provisions for risks and charges and Other long-term operating assets for plans that had a net asset position. Assets representing pension commitments but that did not meet the definition under IAS 19 have also been transferred to these asset and liability captions. Such assets had to be grossed up. This presentation adjustment did not affect opening shareholders’ equity, but increased total assets and liabilities.

Actuarial gains and losses arising from differences with respect to estimates and from changes in assumptions subsequent to the opening balance sheet are fully recorded through shareholders’ equity during the period in which they arise (through the “statement of income and expenses recognized during the period”). The impact of this change in accounting principle on 2004 is discussed in section 2.3.

(f) Share-based compensation
The plans set up by the Group mainly involve direct remuneration in the form of shares, not cash. The main adjustment related to the release of a reserve established for this purpose under French GAAP, resulting in a limited impact on opening shareholders’ equity (€+103 million). Only options granted after November 7, 2002, and not fully vested at January 1, 2004 are recognized under IFRS. Options are stated at fair value on the grant date, and changes in fair value until the vesting date are recognized as expenses over the vesting period.

Favorable conditions granted as part of share plans with capital increases reserved to employees are also recognized in accordance with IFRS 2, and with the application document published by the CNC (Conseil National de la Comptabilité, French accounting standard-setter) relating to French share plans. The resulting impact is recognized in the statement of income for the period: see section 2.3.

(g) Treasury shares
Under French GAAP, treasury shares are accounted for as an investment in equity securities if they are held to stabilize the Company’s share price in the market, to be attributed to employees in connection with share purchase programs, or to back contracts where financial risk is borne by policyholders. Under IFRS, these treasury shares are eliminated against shareholders’ equity. The net impact on opening shareholders’ equity (and invested assets) was €–510 million.

(h) Compound financial instruments
Under IFRS, any compound financial instruments issued by the Group comprising both an equity component (i.e. an option allowing a debt instrument to be converted into an equity instrument of the company) and a debt instrument (comprising a contractual obligation to deliver cash) are classified separately on the liability side of the balance sheet, and the equity component is presented under shareholders’ equity. This resulted in a €120 million net increase in opening shareholders’ equity.

(i) Other debts
Financing debts intended to finance the solvency margin of an operating entity or to acquire a portfolio of insurance contracts are presented on the face of the balance sheet separately from other debts. Within operating debts, the main changes are the recognition as liabilities of minority interests in most investment funds (see scope of consolidation in section 3.1.), the recognition under the same caption of the commitment to buy out minority interests held by former shareholders of Sanford C. Bernstein, revalued at each closing with a balancing entry to goodwill, and the recognition of newly consolidated CDO tranches, which increase the amount of liabilities on the balance sheet.

2.3. First time application impacts at December 31, 2004

2.3.1. Reconciliation between income statements at December 31, 2004

a) Statement of income presentation under IFRS
 Reclassifications
The column showing the impact of transition to IFRS also contains reclassifications due to changes in presentation between French GAAP and IFRS. For example:

  The notion of net banking revenues is used under IFRS, whereas figures were presented gross under French GAAP;
  On the other hand, financing debt expenses are isolated in a specific sub-total under IFRS, while they were netted in the net investment result under French GAAP. The same presentation change is applied for other debt expenses, which were netted in the net investment result under French GAAP but are now included in the Other income and expenses sub-total in the IFRS income statement;
  Depreciation of VBI resulting from acquisitions is now isolated in a specific caption under IFRS.

Deposit accounting
 Investment contracts without discretionary participating features meet the definition of financial instruments under IAS 39. These contracts are recognized according to the deposit accounting principle, which means that flows of premiums, benefits and changes in technical reserves on the related contracts are not recorded in the income statement. This adjustment reduced the apparent business volumes of life insurance companies. However, its net impact on earnings is nil. The resulting reduction in premium income was €5,139 million for full-year 2004 (main adjustment to premium income.) Loadings received on these contracts are recognized under “Revenues from investment contracts with no discretionary participating features”, which totaled €417 million for full-year 2004. The other main income statement caption to be impacted is “Technical charges relating to insurance activities”, which decreased by €–4,793 million for full-year 2004.

The reconciliation between full year 2004 earnings reported under French GAAP and earnings for the same period under IFRS is as follows:

(in euro millions)
	French GAAP (*)	IFRS FTA impact	IFRS
Gross written premiums	67,407	(5,255)	62,152
Fees and charges relating to investment contracts with no participating features	–	417	417
Revenues from insurance activities	67,407	(4,838)	62,570
Net revenues from banking activities	370	16	386
Revenues from other activities (a)	3,966	108	4,074
TOTAL REVENUES	71,743	(4,713)	67,030
Change in unearned premiums net of unearned revenues and fees	47	(152)	(104)
Net investment income (b)	13,000	(59)	12,941
Net realized investment gains and losses (c)	1,978	1,304	3,282
Change in fair value of financial instruments at fair value through profit & loss	11,449	1,139	12,588
Change in financial instruments impairment (d)	(71)	(373)	(444)
Net investment result excluding financing expenses	26,356	2,010	28,367
Technical charges relating to insurance activities (e)	(77,148)	4,189	(72,959)
Net result from outward reinsurance	(1,064)	1	(1,063)
Bank operating expenses	(122)	21	(101)
Acquisition costs (f)	(5,956)	(1)	(5,957)
Amortization of the value of purchased business in force and of other intangible assets	(283)	(185)	(468)
Administrative expenses	(7,627)	(280)	(7,906)
Change in tangible asset impairment	(11)	1	(10)
Other income and expenses (g)	(195)	(45)	(239)
Other operating income and expenses	(92,405)	3,702	(88,703)
Income from operating activities before tax	5,742	847	6,589
Income arising from investments in associates – equity method	76	(21)	55
Financing debts expenses (h)	(575)	(7)	(583)
Operating income before tax	5,243	819	6,061
Income tax	(1,372)	(443)	(1,814)
Net operating result	3,871	376	4,247
Change in goodwill impairment (i)	(1,031)	995	(36)
Result from discontinued operations net of tax	–	–	–
Net consolidated income	2,840	1,371	4,211
Minority interests share in net consolidated result	(321)	(152)	(473)
Net income Group share	2,519	1,219	3,738

(*) French GAAP information is disclosed under the IFRS presentation format.

IFRS:

(a) Excludes insurance and banking activities.

(b) Net of investment management costs.

(c) Includes impairment write back on sold invested assets.

(d) Excludes impairment write back on sold invested assets.

(e) Includes changes in liabilities arising from insurance contracts and investment contracts (with or without participating features) where the financial risk is borne by policyholders as a counterpart of change in fair value of financial instruments at fair value through profit & loss.

(f) Includes acquisition costs and change in deferred acquisition costs relating to insurance contracts and investment contracts with discretionary participating features as well as change in rights to future management fees relating to investment contracts with no discretionary participating features.

(g) Notably includes financial charges in relation to other debt instruments issued and bank overdrafts.

(h) Net balance of income and expenses related to derivative instruments on financing debt (however excludes change in fair value of these derivative instruments).

 (i) Includes change in impairment and amortization of intangible assets as well as negative goodwill.

2.3.2. Reconciliation of shareholders’ equity at December 31, 2004

The reconciliation between the shareholders’ equity reported at December 31, 2004 under French GAAP and the shareholders’ equity at the same date under IFRS is as follows:

(in euro millions)
	French GAAP	IFRS FTA impact	IFRS
Share capital and capital in excess of nominal value	19,719	(333)	19,385
Reserves relating to the change in fair value of financial instruments available for sale	–	5,720	5,720
Reserves relating to the change in fair value of hedge accounting derivatives (cash flow hedge)	–	53	53
Reserves relating to revaluation of tangible assets	–	–	–
Others	–	822	821
Other reserves	–	6,595	6,595
Translation reserve and undistributed profits	3,920	(5,115)	(1,195)
Net income for the period	2,519	1,219	3,738
Translation reserves, undistributed profits, and net income of the period	6,439	(3,896)	2,543
SHAREHOLDERS’ EQUITY – GROUP SHARE	26,157	2,366	28,523
MINORITY INTERESTS	2,206	105	2,311

2.3.3. Reconciliation of shareholders’ equity by component

(in euro millions)
	December 31, 2004	Reminder January 1, 2004
Shareholders’ equity group share under French Gaap	26,157	23,401
Difference in scope of consolidation	260	(217)
Goodwill and purchase accounting	(777)	(1,260)
Investment accounting and valuation	4,456	2,670
Derivatives and hedge accounting	463	192
Property & Casualty reserves	269	260
Deferred acquisition cost and equivalent	(249)	(127)
Employee benefits and share based compensation	(2,161)	(1,966)
Treasury shares	(386)	(510)
Compounded financial instruments and debt/equity classification differences	751	120
Other adjustments	(260)	(94)
Shareholders’ equity group share under IFRS	28,523	22,469

Notes on income statement reconciliation and impacts on shareholders’ equity at December 31, 2004

MAIN IMPACTS ON NET INCOME (GROUP SHARE) AT DECEMBER 31, 2004
The main changes to earnings for the period are as follows:

  No goodwill amortization (positive impact of €607 million in full-year 2004);
  Releases of impairment on financial assets following disposal and lower impairment charge in this period (net positive impact of €526 million in full-year 2004);

  Incomplete recognition of derivative hedging effects under IFRS (a net positive impact of €254 million in full-year 2004);
  Additional restructuring charges relating to the acquisition of MONY in the second half of 2004 (€–146 million net impact for the full-year 2004), which are not recognized in the subsidiary’s opening balance sheet under IFRS, contrary to French GAAP;
  No exceptional income from the release of reserves relating to the exercise of their put options by the former shareholders of Sanford C. Bernstein (Alliance Capital, renamed AllianceBernstein in 2005). This income is cancelled under IFRS (see Goodwill below), resulting in €–112 million in full-year 2004.

Impact by nature of transition to IFRS on income statement and shareholders’ equity at December 31, 2004

SCOPE OF CONSOLIDATION
Impact of adjustments to the scope of consolidation became positive at the end of the period as a result of better financial markets, increasing the amount of adjustments on assets held by consolidated funds. These differences affect either income or the revaluation reserve within shareholders’ equity, depending on the designation of assets held within the funds.

GOODWILL
The absence of goodwill amortization under IFRS significantly increased earnings in full-year 2004 (€+607 million). However, goodwill remains lower under IFRS than under French GAAP since the impact of currency increased in 2004 under IFRS (counterpart in accumulated translation adjustments).

Other significant adjustments affecting “Change in goodwill impairment” relate to the cancellation under IFRS of income resulting from the exercise of put options by the former shareholders of Sanford C. Bernstein:

AT DECEMBER 31, 2004

(in euro millions)
	French GAAP	Impact of transition to IFRS	IFRS
On change in financial instruments impairment	420	(420)	–
On change in goodwill impairment	(308)	308	–
	112	(112)	–

Under IFRS, the liability remaining from the exercise of these put options is recorded on the balance sheet under “Minorities interests of controlled investment funds and other puttable instruments held by minority interests” ($672 million, equal to €494 million at the end of 2004). Under French GAAP this liability was recorded under “minority interest” corresponding to the percentage ownerships of net assets at date. The counterpart of the difference between these amounts is recorded as goodwill for €298 million (equal to $406 million).

INVESTED ASSETS AND ACCOUNTING RULES FOR DERIVATIVES AND HEDGING

CUMULATIVE IMPACT ON SHAREHOLDERS’ EQUITY

(in euro millions)
	December 31, 2004	Reminder January 1, 2004
Net impact from reevaluation at fair value of available for sale assets (with change of fair value in shareholders’ equity) (a)	5,513	4,091
Net impact of impairment of available for sale assets (with change of fair value in shareholders’ equity) (b)	(1,105)	(1,445)
Other impacts (mainly impact of reevaluation of financial assets with change in fair value through profit & loss) (b)	48	24
Net impact on shareholders’ equity of reevaluation of financial assets, excluding consolidated investment funds (d)	4,456	2,670
Net impact on shareholders’ equity from derivatives and hedge accounting (c)	463	192

(a) Net of the impacts of tax, bonus policyholders and amortization of DACs and VBI on revaluation reserves.

(b) Net of the impacts of tax, bonus policyholders and amortization of DACs and VBI on the income statement.

(c) Net of the impacts of tax, bonus policyholders and amortization of DACs and VBI on the income statement or on shareholders’ equity (cash flow hedges).

(d) The impact of this adjustment is included in the subtotal “Difference in scope of consolidation”.

For information: In this section, the impact of recognizing derivatives and net hedging includes the revaluation of underlying items when appropriate in the cases of hedge accounting under IAS 39 or in the cases of “natural hedging” (use of the fair value option to value the underlying item or selective use of current interest rates for insurance contracts).

IFRS transition adjustments reflect the differing movements in equity, fixed-income and foreign-exchange markets between 2004 opening and closing balance sheets.

The revaluation reserve for available-for-sale securities increased by €1,422 million excluding consolidated funds at December 31, 2004.

Net investment result now includes:

  The effects of revaluing derivative instruments, with the exception of derivatives used as cash flow hedges or to hedge net foreign investments;
  The change in fair value of non-derivative trading assets or assets recorded using the fair value option. Part of these changes in value reduces the impact of derivative instruments;
  Translation impact on monetary items of the balance sheet. Fixed-income instruments are monetary assets and changes in their amortized cost due to exchange rates are recorded in the income statement. Equities are non- monetary assets, and changes in fair value of available-for-sale equity securities are recorded in the revaluation reserve within shareholders’ equity.

Adjustments to French GAAP net investment result amounted to €2,010 million for full year 2004. These adjustments mainly related to:

  The impact of additional impairment on available-for-sale securities recorded in the opening balance sheet, which boosted realized capital gains and reduced the impairment reserves to be booked during the period1 by comparison with French GAAP;

(1) The reduction in impairment reserves recorded during the period under IFRS does not appear separately under the Change in financial instruments impairment caption, as this caption also includes the cancellation of the reserve release arising from the exercise of put options from the former Sanford C. Bernstein (Alliance Capital) shareholders, explained in Goodwill section above.

  The recognition under IFRS of the appreciation in value during the period of derivative instruments at AXA SA that are not used for hedging purposes in the meaning of IAS 39 (€+307 million in full-year 2004, gross of tax effects). These derivative instruments were not revalued under French GAAP;
  The increased impact during the period of revaluing assets recognized at fair value through profit & loss;
  The net impact of “natural hedging” on Japanese bonds against currency risk was not significant in 2004. However, presentation-wise, this net impact was split and thus affected two separate lines of the income statement: (i) Net realized investments gains and losses (arising from rollover of derivative instruments) and (ii) Change in fair value of financial instruments recognized at fair value through profit & loss (due to the revaluation of derivatives not yet exercised and especially the change in fair value of bonds hedged for currency risk).

DETAIL OF ADJUSTMENT TO IFRS AS AT DECEMBER 31, 2004

(in euro millions)
	Derivatives	Underlying	Total
On the line “Realized gains and losses on invested assets” (a)	(357)	112	(245)
On the line “Change in fair value of financial instruments recognized at fair value through profit & loss” (a)	(264)	497	233
Net			(12)

(a) included derivative products.

INSURANCE & INVESTMENT CONTRACTS
Acquisition costs relating to investment contracts without discretionary participating features are partly replaced by “rights to future management fees”. This reduction is offset by lower DAC and VBI amortization charge following the write off in the opening balance sheet of balances related to investment contracts without discretionary participating features. As a result, the cumulative impact on shareholders’ equity of adjustments to DAC and VBI was €–249 million at December 31, 2004.

SHADOW ACCOUNTING AND DEFERRED POLICYHOLDER PARTICIPATION
Changes in unrealized capital gains and losses in 2004 on available-for-sale securities are presented net of policyholder bonuses in the previous section. This principle also concerns temporary differences generated by differences between French GAAP and IFRS. The corresponding additional policyholder bonus charge was €779 million at December 31, 2004. These adjustments appear on the Technical charges relating to insurance activities caption in the income statement.

EMPLOYEE BENEFITS
Actuarial gains and losses recorded against opening shareholders’ equity are no longer amortized through the income statement (Administrative expenses). New actuarial gains and losses generated since January 1, 2004 are recognized in a specific component of shareholders’ equity. This new reserve totaled €–301 million net at the end of 2004.

SHARE-BASED COMPENSATION
The additional gross charge corresponding to share-based compensation is recognized under Administrative expenses. It totaled €65 million net at December 31, 2004.

TREASURY SHARES
Buyback of shares in 2004 and changes in the value of the derivatives hedging part of these shares resulted in a net €–124 million decrease in the treasury share-related adjustment.

DEEPLY SUBORDINATED NOTES
Deeply subordinated notes are classified under shareholders’ equity (“other reserves”) when, like ordinary shares, they do not involve the contractual obligation to deliver cash or another financial asset. This difference with respect to French GAAP amounted to €625 million at December 31, 2004. The related interest expense is no longer recorded through the income statement but through shareholders’ equity.

Note 3: Scope of consolidation

3.1. Consolidated companies

3.1.1. Main fully consolidated companies

Parent and Holding Companies	Change in scope	December 31, 2005		December 31, 2004
		Voting rights	Ownership interest	Voting rights	Ownership interest
France
AXA		Parent Company		Parent Company
AXA China		100.00	76.28	100.00	76.28
AXA France Assurance		100.00	100.00	100.00	100.00
Colisée Excellence		100.00	100.00	100.00	100.00
AXA Participations II		100.00	100.00	100.00	100.00
Mofipar		100.00	100.00	100.00	100.00
Oudinot Participation		100.00	100.00	100.00	100.00
Société Beaujon		99.99	99.99	99.99	99.99
AXA Technology Services		100.00	99.99	100.00	99.99
United States
AXA Financial. Inc.		100.00	100.00	100.00	100.00
AXA America Holding Inc.		100.00	100.00	100.00	100.00
United Kingdom
Guardian Royal Exchange Plc		100.00	99.99	100.00	99.99
AXA UK Holdings Limited	Merger with AXA Global Risk UK (included in AXA Corporate Solutions Assurance sub-group)	–	–	100.00	100.00
AXA UK Plc		100.00	99.99	100.00	99.99
AXA Equity & Law Plc		99.96	99.96	99.96	99.96

Parent and Holding Companies	Change in scope	December 31, 2005		December 31, 2004
		Voting rights	Ownership interest	Voting rights	Ownership interest
Asia/Pacific (excluding Japan)
National Mutual International Pty Ltd (a)		100.00	52.95	100.00	51.59
AXA Life Singapore Holding (a)		100.00	52.95	100.00	51.59
AXA Asia Pacific Holdings Ltd (a)		52.95	52.95	51.59	51.59
AXA General Insurance Hong Kong Ltd	Fully consolidated since January 1, 2005 (formerly equity-accounted)	100.00	100.00	100.00	100.00
AXA Insurance Singapore	Fully consolidated since January 1, 2005 (formerly equity-accounted)	100.00	100.00	100.00	100.00
Japan
AXA Japan Holding		97.59	97.59	97.59	97.59
Germany
Kölnische Verwaltungs A.G für Versicherungswerte		99.56	97.77	99.56	97.74
AXA Konzern AG		92.76	92.19	92.67	92.09
Belgium
AXA Holdings Belgium		100.00	99.92	100.00	99.92
Royale Belge Investissement		100.00	99.92	100.00	99.92
Luxembourg
AXA Luxembourg SA		100.00	99.92	100.00	99.92
The Netherlands
AXA Verzekeringen		100.00	99.92	100.00	99.92
AXA Nederland BV		100.00	99.92	100.00	99.92
Vinci BV		100.00	100.00	100.00	100.00
Spain
AXA Aurora S.A.		100.00	100.00	100.00	100.00
Italy
AXA Italia SpA		100.00	100.00	100.00	100.00
Morocco
AXA Ona		51.00	51.00	51.00	51.00
Turkey
AXA Oyak Holding AS	Fully consolidated since January 1, 2005 (formerly equity-accounted)	50.00	50.00	50.00	50.00

(a) The interest in AXA Asia Pacific Group is 52.95%, with a direct stake of 51.6% and 1.35% owned by AXA APH Executive Plan (newly consolidated under IFRS).

Life & Savings and Property & Casualty	Change in scope	December 31, 2005		December 31, 2004
		Voting rights	Ownership interest	Voting rights	Ownership interest
France
AXA France Iard		99.92	99.92	99.92	99.92
Avanssur (formerly Direct Assurances Iard)		100.00	100.00	100.00	100.00
AXA France Vie		99.77	99.77	99.77	99.77
AXA Protection Juridique		98.51	98.51	98.51	98.51
United States
AXA Financial (sub-group)		100.00	100.00	100.00	100.00
Canada
AXA Canada Inc. (sub-group)		100.00	100.00	100.00	100.00
United Kingdom
AXA Insurance Plc		100.00	99.99	100.00	99.99
AXA Sun Life Plc		100.00	99.99	100.00	99.99
GREA Insurance		100.00	99.99	100.00	99.99
PPP Group Plc		100.00	99.99	100.00	99.99
PPP Healthcare Ltd		100.00	99.99	100.00	99.99
Ireland
AXA Insurance Limited		100.00	99.99	100.00	99.99
Asia/Pacific (excluding Japan)
AXA Life Insurance Singapore (a)		100.00	52.95	100.00	51.59
AXA Australia New Zealand (a)		100.00	52.95	100.00	51.59
AXA China Region Limited (a)		100.00	52.95	100.00	51.59
Japon
AXA Group Life Insurance		100.00	97.59	100.00	97.59
AXA Life Insurance		100.00	97.59	100.00	97.59
AXA Non Life Insurance Co Ltd		100.00	97.59	100.00	97.59
Germany
AXA Versicherung AG		100.00	92.19	100.00	92.09
AXA Art		100.00	92.19	100.00	92.09
AXA Leben Versicherung AG		100.00	92.19	100.00	92.09
Pro Bav Pensionskasse		100.00	92.19	100.00	92.09
Deutsche Aerzteversicherung		97.87	90.23	97.87	90.14
AXA Kranken Versicherung AG		99.69	91.91	99.69	91.81

(a) The interest in AXA Asia Pacific Group is 52.95%, with a direct stake of 51.6% and 1.35% owned by AXA APH Executive Plan (newly consolidated under IFRS).

Life & Savings and Property & Casualty	Change in scope	December 31, 2005		December 31, 2004
		Voting rights	Ownership interest	Voting rights	Ownership interest
Belgium
Ardenne Prévoyante		100.00	99.92	100.00	99.92
AXA Belgium SA		100.00	99.92	100.00	99.92
Servis (formerly Assurance de la Poste)		100.00	99.92	100.00	99.92
Assurances de la Poste Vie		100.00	99.92	100.00	99.92
Luxembourg
AXA Assurances Luxembourg		100.00	99.92	100.00	99.92
AXA Assurances Vie Luxembourg		100.00	99.92	100.00	99.92
The Netherlands
AXA Leven N.V.		100.00	99.92	100.00	99.92
AXA Schade N.V.		100.00	99.92	100.00	99.92
AXA Zorg N.V.	Merger with AXA Schade N.V.	–	–	100.00	99.92
Spain
Hilo Direct SA de Seguros y Reaseguros		100.00	100.00	100.00	100.00
AXA Aurora SA Iberica de Seguros y Reaseguros		99.70	99.70	99.70	99.70
AXA Aurora SA Vida de Seguros y Reaseguros		99.70	99.70	99.70	99.70
AXA Aurora SA Vida		99.96	99.67	99.96	99.67
Italy
AXA Interlife		100.00	100.00	100.00	100.00
UAP Vita		100.00	100.00	100.00	100.00
AXA Assicurazioni e Investimenti		100.00	99.99	100.00	99.99
Switzerland
AXA Compagnie d’Assurances sur la Vie		100.00	100.00	100.00	100.00
AXA Compagnie d’Assurances		100.00	100.00	100.00	100.00
Portugal
AXA Portugal Companhia de Seguros SA		99.70	99.51	99.61	99.37
AXA Portugal Companhia de Seguros de Vida SA		95.09	94.89	95.09	94.89
Seguro Directo	Acquisition	100.00	100.00	–	–
Morocco
AXA Assurance Maroc		100.00	51.00	100.00	51.00
Epargne Croissance	Merger with AXA Assurance Maroc	–	–	99.59	50.79
Turkey
AXA Oyak Hayat Sigorta AS	Fully consolidated since January 1, 2005 (formerly equity-accounted)	100.00	50.00	100.00	50.00
AXA Oyak Sigorta AS		70.96	35.48	70.91	35.45

International Insurance	Change in scope	December 31, 2005		December 31, 2004
(Entities having Worldwide Activities)		Voting rights	Ownership interest	Voting rights	Ownership interest
AXA RE (sub-group)		100.00	100.00	100.00	100.00
AXA Corporate Solutions Assurances (sub-group)		98.75	98.75	98.75	98.75
AXA Cessions		100.00	100.00	100.00	100.00
AXA Assistance SA (sub-group)		100.00	100.00	100.00	100.00
AXA Global Risks UK		100.00	100.00	–	–
English & Scottish	Merger with AXA Global Risk UK (included in AXA Corporate Solutions Assurance sub-group)	–	–	100.00	100.00
Saint-Georges Ré		100.00	100.00	100.00	100.00

Asset Management	Change in scope	December 31, 2005		December 31, 2004
(Entities having Worldwide Activities)		Voting rights	Ownership interest	Voting rights	Ownership interest
AXA Investment Managers (sub-group)		95.11	94.58	95.44	94.90
AllianceBernstein (sub-group)		61.08	61.08	61.33	61.33
National Mutual Funds Management (sub-group) (a)		100.00	52.95	100.00	51.59
Framlington (including in sub-group AIM)	Acquisition	100.00	94.58	–	–

(a) The interest in AXA Asia Pacific Group is 52.95%, with a direct stake of 51.6% and 1.35% owned by AXA APH Executive Plan (newly consolidated under IFRS).

Other Financial Services	Change in scope	December 31, 2005		December 31, 2004
		Voting rights	Ownership interest	Voting rights	Ownership interest
France
AXA Banque		100.00	99.91	100.00	99.92
AXA Banque Financement		65.00	64.94	65.00	64.95
Compagnie Financière de Paris		100.00	100.00	100.00	100.00
Sofinad		100.00	100.00	100.00	100.00
Germany
AXA Vorsorgebank		100.00	92.19	100.00	92.09
Belgium
AXA Bank Belgium		100.00	99.92	100.00	99.92

The main changes in the scope of consolidation in 2005 were the acquisitions of Framlington Group Limited in the United Kingdom, acquired by AXA Investment Managers (AXA IM) and Seguro Directo in Portugal. The main removal from the scope of consolidation arose from the disposal of Advest, a subsidiary of the AXA Financial Group (U.S. Life & Savings).

a) Investments funds and other investments
 Funds and other investments consolidated by AXA are as follows:

Consolidated mutual funds represent total investments of €67,549 million at end 2005 (€55,434 million at December 31, 2004). 99% of this amount come from 230 funds, mainly in France, the United Kingdom, Belgium, Australia/ New-Zealand, the Netherlands, Germany and Japan.

The 46 consolidated real estate companies represented total investments of €18,795 million at end 2005 (€6,110 million at December 31, 2004), mainly in France, the United Kingdom, Germany and Japan.

The 9 consolidated CDOs represented total investments of €1,806 million (€1,871 million at December 31, 2004).

In most investment funds (mainly open-ended mutual funds), minority interests do not meet the definition of equity capital. They are therefore presented as liabilities on the balance sheet under “Minorities in controlled funds and other commitments to buy out minority interests”. At December 31, 2005, minority interests in controlled funds totaled €4,326 million (€3,223 million at December 31, 2004).

3.1.2. Proportionally consolidated companies

Life & Savings and Property & Casualty	Change in scope	December 31, 2005		December 31, 2004
		Voting rights	Ownership interest	Voting rights	Ownership interest
France
Natio Assurances		50.00	49.96	50.00	49.96
NSM Vie		39.98	39.98	39.98	39.98
Fonds Immobiliers Paris Office Funds		50.00	49.91	50.00	49.91

3.1.3. Investments in equity-accounted companies

a) Equity-accounted companies excluding mutual funds and real estate entities

Life & Savings and Property & Casualty	Change in scope	December 31, 2005		December 31, 2004
		Voting rights	Ownership interest	Voting rights	Ownership interest
France
Compagnie Financière de Paris Crédit		100.00	100.00	100.00	100.00
Argovie		94.47	94.25	94.47	94.25
Banque de Marchés et d’Arbitrages		27.71	27.70	27.71	27.70
Asia/Pacific
AXA Insurance Investment Holding		100.00	100.00	100.00	100.00
AXA Insurance Hong Kong Ltd	Liquidation	–	–	100.00	100.00
Belgium
Parfimmo	Acquisition	33.33	33.31	–	–

b) Equity-accounted mutual funds and real estate entities

At December 31, 2005, equity-accounted real estate companies and mutual funds represent total assets of €234 million and €1,346 million respectively, mainly in France and the United States.

3.2.  Other comments on the scope of consolidation

AXA’s consolidated financial statements are prepared as of December 31. Certain entities within AXA have a reporting year-end that does not coincide with December 31, in particular AXA Life Japan and its subsidiaries, which have a September 30 financial year-end.

3.3.  Consolidated entities relating to specific operations

Certain entities have been set up for specific, often unique, operations. The main consolidated companies in this category are as follows.

Acacia
The Acacia SPV is consolidated within the operations of AXA France Vie. The main impact of this is a €250 million increase in the AXA Group’s other liabilities, and a parallel increase in receivables resulting from insurance operations.

Securitization of the French motor insurance portfolio
On December 9, 2005, AXA announced the closing of the €200 million securitization of its French motor insurance portfolio. This operation, launched on November 3, 2005, was the first ever securitization of a low claim severity, high claim frequency insurance portfolio. Through securitization, AXA has transferred to the financial markets the deviation of the cost of claims on the securitized insurance portfolio above a certain threshold for four consecutive and independent annual periods. The transaction was oversubscribed and had an average margin per tranche of 28bp over Euribor 3 month rates, in line with similarly rated synthetic bank securitizations.
Since the threshold for transferring risk to the financial markets was not reached, the recognition of this operation in AXA’s consolidated financial statements mainly involves the consolidation of the vehicle carrying the portion subscribed by AXA, and the recognition on the balance sheet under other liabilities of a €200 million deposit received from reinsurers.

AXA Japan
In 2002, AXA Japan sold 102 buildings with net book value of JPY 40 billion to a fund owned by a third party and AXA Japan for JPY 43 billion, with a view to selling the buildings to other parties.
Due to AXA Japan’s continuing involvement in managing these buildings, the Group is considered to retain almost all of the risks and benefits relating to ownership of the transferred assets, and so the assets have been kept on the balance sheet. The assets relating to this transaction kept on the balance sheet at December 31, 2005 totaled JPY 15 billion (€110 million).

Matignon Finances
AXA has set up an intra-group financing and cash management company. This company entered the scope of consolidation in 2005.

Note 4: Segmental information
(Balance sheet & Statement of income)

AXA has five operating business segments: Life & Savings, Property & Casualty, International Insurance, Asset Management and Other Financial Services. In addition, non-operating activities are conducted by the holding companies. The financial information for AXA’s business segments and the holding company activities is consistent with the presentation provided in the consolidated financial statements presented herein.

Life & Savings segment
AXA offers a broad range of Life & Savings products including individual and group savings retirement products, Life and Health products. They comprise traditional term and whole life insurance, immediate annuities and investment products (including endowments, savings-related products, such as variable life and variable annuity products).

Property & Casualty segment
Include a broad range of products including mainly motor, household, property and general liability insurance for both personal and commercial customers (commercial cutomers being mainly small to medium size companies). In some countries, this segment includes Health products.

International Insurance segment
Operations in this segment are principally focused on Reinsurance, Large risks, and Assistance. The reinsurance operations (AXA RE) principally focus on property damage, marine and aviation property, and third party liability. The offered insurance products, which specifically relate to AXA Corporate Solutions Assurance, include coverage to large national and international corporations mainly relating to property damage, third party liability, marine, aviation and transport, construction risk, financial risk, and directors and officers liability.

Asset Management segment
Incorporate diversified asset management (including mutual funds management) and related services to a variety of institutional clients and individuals, including AXA’s insurance companies.

Other Financial services segment
This segment includes mainly banking activities conducted primarily in France and Belgium.

Information described as “Insurance” below includes the three insurance segments: Life & Savings, Property & Casualty and International Insurance. Information described below as “Financial Services” includes both the Asset Management segment and the Other Financial Services segment.

4.1. Segmental balance sheet

4.1.1. Assets

SEGMENTAL ASSETS

(in euro millions)
	December 31, 2005
	Life & Savings	Property & Casualty	International Insurance	Asset Management	Other Financial Services	Holding companies	Inter–segment eliminations	TOTAL
Intangible assets	23,685	3,470	169	4,972	70	363	–	32,731
Investments	414,933	41,054	9,870	421	8,642	5,446	(10,874)	469,492
Reinsurers' share in insurance and investment contracts liabilities	4,356	2,014	3,015	–	–	–	(298)	9,087
Other assets & receivables (a)	15,157	5,125	3,119	3,842	12,600	31,774	(6,346)	65,271
Assets held for sale and from discontinued operations	100	2	–	–	–	–	–	102
TOTAL ASSETS	458,231	51,665	16,173	9,235	21,312	37,584	(17,517)	576,682
Of which:
France	124,756	15,758	–	–	–	–	–	140,514
United States	123,290	–	–	–	–	–	–	123,290
United Kingdom	84,456	9,629	–	–	–	–	–	94,085
Japan	34,405	–	–	–	–	–	–	34,405
Germany	34,103	8,383	–	–	–	–	–	42,486
Belgium	19,454	7,493	–	–	–	–	–	26,947
Other countries and other transnational activities	37,767	10,403	16,173	9,235	21,312	37,584	(17,517)	114,956
TOTAL ASSETS	458,231	51,665	16,173	9,235	21,312	37,584	(17,517)	576,682

(a) Including cash and cash equivalents.

SEGMENTAL ASSETS

(in euro millions)
	December 31, 2004
	Life & Savings	Property & Casualty	International Insurance	Asset Management	Other Financial Services	Holding companies	Inter–segment eliminations	TOTAL
Intangible assets	21,527	3,318	162	3,831	73	21	–	28,932
Investments	357,634	35,594	7,701	223	9,983	5,351	(10,570)	405,916
Reinsurers' share in insurance and investment contracts liabilities	4,025	1,835	2,474	–	–	–	(436)	7,898
Other assets & receivables (a)	11,964	4,679	3,702	2,641	11,545	31,034	(4,007)	61,559
Assets held for sale and from discontinued operations	62	–	–	–	–	–	–	62
TOTAL ASSETS	395,212	45,426	14,038	6,695	21,601	36,406	(15,013)	504,367
Of which:
France	112,296	13,846	–	–	–	–	–	126,142
United States	100,793	–	–	–	–	–	–	100,793
United Kingdom	71,339	8,390	–	–	–	–	–	79,729
Japan	29,036	–	–	–	–	–	–	29,036
Germany	32,068	8,029	–	–	–	–	–	40,097
Belgium	16,286	7,109	–	–	–	–	–	23,395
Other countries and other transnational activities	33,393	8,053	14,038	6,695	21,601	36,406	(15,013)	105,175
TOTAL ASSETS	395,212	45,426	14,038	6,695	21,601	36,406	(15,013)	504,367

(a) Including cash and cash equivalents.

4.2. Liabilities

SEGMENTAL LIABILITIES EXCLUDING SHAREHOLDERS’ EQUITY

(in euro millions)
	December 31, 2005
	Life & Savings	Property & Casualty	International Insurance	Asset Management	Other Financial Services	Holding companies	Inter–segment eliminations	TOTAL
Liabilities arising from insurance contracts (a)	291,279	36,151	12,014	–	–	–	(355)	339,088
Liabilities arising from investment contracts (a)	82,365	–	–	–	–	–	–	82,365
Unearned revenue and unearned fee reserves	1,835	–	–	–	–	–	–	1,835
Liabilities arising from policyholders' participation	25,660	19	–	–	–	–	(13)	25,665
Derivatives relating to insurance and investment contracts	(147)	–	(1)	–	–	–	–	(148)
Provisions for risks and charges	5,221	2,699	93	99	272	377	–	8,761
Financing debt	3,011	130	738	783	490	15,286	(9,853)	10,585
Deferred tax liability	5,168	1,270	239	233	31	507	–	7,449
Payables	30,252	6,686	2,545	5,836	20,290	6,160	(7,296)	64,473
Liabilities from held for sale or discontinued operations	–	–	–	–	–	–	–	–
Total Liabilities excluding consolidated shareholders’ equity	444,644	46,954	15,628	6,951	21,084	22,330	(17,517)	540,073
(a) Also includes changes in liabilities arising from insurance contracts and investment contracts where the financial risk is borne by policyholders.

SEGMENTAL LIABILITIES EXCLUDING SHAREHOLDERS’ EQUITY

(in euro millions)
	December 31, 2004
	Life & Savings	Property & Casualty	International Insurance	Asset Management	Other Financial Services	Holding companies	Inter–segment eliminations	TOTAL
Liabilities arising from insurance contracts (a)	257,574	33,668	10,626	–	–	–	(446)	301,421
Liabilities arising from investment contracts (a)	71,659	–	–	–	–	–	–	71,659
Unearned revenue and unearned fee reserves	1,675	–	–	–	–	–	–	1,675
Liabilities arising from policyholders' participation	19,773	26	–	–	–	–	(2)	19,798
Derivatives relating to insurance and investment contracts	(22)	–	(10)	–	–	–	–	(32)
Provisions for risks and charges	4,663	2,305	99	78	270	313	–	7,729
Financing debt	3,001	217	566	426	435	15,510	(9,147)	11,009
Deferred tax liability	5,383	1,085	197	(45)	45	229	–	6,895
Payables	21,981	5,369	2,303	4,243	20,598	4,303	(5,418)	53,380
Liabilities from held for sale or discontinued operations	–	–	–	–	–	–	–	–
Total Liabilities excluding consolidated shareholders’ equity	385,687	42,671	13,781	4,703	21,348	20,355	(15,013)	473,533

(a) Also includes changes in liabilities arising from insurance contracts and investment contracts where the financial risk is borne by policyholders.

4.3. Segmental consolidated statement of income

(in euro millions)
	December 31, 2005
	Life & Savings	Property & Casualty	International Insurance	Asset Management	Other Financial Services	Holding companies	Inter–segment eliminations	TOTAL
Gross written premiums	43,502	18,913	3,725	–	–	–	(145)	65,995
Fees and charges relating to investment contracts with no participating features	509	–	–	–	–	–	–	509
Revenues from insurance activities	44,011	18,913	3,725	–	–	–	(145)	66,504
Net revenues from banking activities	–	–	–	–	441	–	(13)	428
Revenues from other activities	1,115	43	178	3,783	–	–	(380)	4,739
TOTAL REVENUES	45,126	18,956	3,903	3,783	441	–	(538)	71,671
Change in unearned premiums net of unearned revenues and fees	(179)	(269)	(33)	–	–	–	(3)	(484)
Net investment income	12,003	1,443	357	27	101	331	(311)	13,951
Net realized investment gains and losses	2,889	499	133	33	(3)	5	–	3,557
Change in fair value of financial instruments at fair value through profit & loss	16,006	82	(6)	11	(40)	(43)	(3)	16,008
Change in financial instruments impairment	(107)	(84)	(3)	–	2	(18)	–	(210)
Net investment result excluding financing expenses	30,792	1,940	482	72	61	274	(314)	33,306
Technical charges relating to insurance activities	(65,684)	(12,347)	(3,796)	–	–	–	37	(81,791)
Net result from outward reinsurance	(7)	(581)	317	–	–	–	130	(141)
Bank operating expenses	–	–	–	–	(61)	–	–	(61)
Acquisition costs	(2,855)	(3,382)	(316)	–	–	–	16	(6,537)
Amortization of the value of purchased business in force and of other intangible assets	(558)	–	–	–	–	–	–	(558)
Administrative expenses	(3,017)	(1,961)	(322)	(2,807)	(295)	(401)	207	(8,596)
Change in tangible asset impairment	(4)	(1)	3	–	–	–	–	(3)
Other income and expenses	(17)	12	18	(18)	(101)	(78)	103	(81)
Other operating income and expenses	(72,144)	(18,259)	(4,096)	(2,825)	(457)	(479)	492	(97,769)
Income from operating activities before tax	3,595	2,368	256	1,029	44	(205)	(363)	6,723
Income arising from investments in associates – equity method	10	3	1	–	6	–	–	21
Financing debt expenses	(119)	(11)	(30)	(21)	(20)	(765)	363	(602)
Operating income before tax	3,487	2,361	227	1,008	30	(970)	–	6,142
Income tax	(843)	(566)	(41)	(280)	–	319	–	(1,411)
Net operating result	2,644	1,795	186	727	30	(651)	–	4,731
Change in goodwill impairment	(70)	–	–	–	–	–	–	(70)
Result from discontinued operations net of tax	–	–	–	–	–	–	–	–
Net consolidated income	2,573	1,795	186	727	30	(651)	–	4,661
Minority interests share in net consolidated result	(169)	(58)	(2)	(317)	52	5	–	(488)
Net income Group share	2,404	1,737	184	411	82	(645)	–	4,173

(in euro millions)
	December 31, 2004
	Life & Savings	Property & Casualty	International Insurance	Asset Management	Other Financial Services	Holding companies	Inter–segment eliminations	TOTAL
Gross written premiums	41,111	17,903	3,314	–	–	–	(176)	62,152
Fees and charges relating to investment contracts with no participating features	417	–	–	–	–	–	–	417
Revenues from insurance activities	41,529	17,903	3,314	–	–	–	(176)	62,570
Net revenues from banking activities	–	–	–	–	404	(1)	(17)	386
Revenues from other activities	824	42	159	3,378	–	–	(329)	4,074
TOTAL REVENUES	42,353	17,945	3,473	3,378	404	(1)	(522)	67,030
Change in unearned premiums net of unearned revenues and fees	(131)	(250)	318	–	–	–	(41)	(104)
Net investment income	11,186	1,320	347	15	98	337	(361)	12,941
Net realized investment gains and losses	2,492	487	175	4	6	119	–	3,282
Change in fair value of financial instruments at fair value through profit & loss	12,080	113	2	3	44	346	–	12,588
Change in financial instruments impairment	(264)	(124)	(22)	–	(10)	(23)	–	(444)
Net investment result excluding financing expenses	25,494	1,795	500	22	138	779	(361)	28,367
Technical charges relating to insurance activities	(58,376)	(11,959)	(2,832)	–	–	–	208	(72,959)
Net result from outward reinsurance	17	(663)	(401)	–	–	–	(15)	(1,063)
Bank operating expenses	–	–	–	–	(104)	–	2	(101)
Acquisition costs	(2,602)	(3,089)	(284)	–	–	–	17	(5,957)
Amortization of the value of purchased business in force and of other intangible assets	(468)	–	–	–	–	–	–	(468)
Administrative expenses	(3,002)	(1,717)	(344)	(2,623)	(189)	(269)	237	(7,906)
Change in tangible asset impairment	(3)	(7)	–	–	–	–	–	(10)
Other income and expenses	(266)	3	(6)	4	(112)	(16)	153	(239)
Other operating income and expenses	(64,700)	(17,432)	(3,866)	(2,618)	(405)	(284)	603	(88,703)
Income from operating activities before tax	3 016	2 059	425	781	137	493	(322)	6,589
Income arising from investments in associates – equity method	10	34	1	–	10	–	–	55
Financing debt expenses	(100)	(22)	(53)	(22)	(18)	(689)	322	(583)
Operating income before tax	2,926	2,071	373	760	129	(196)	–	6,061
Income tax	(971)	(563)	(120)	(178)	(95)	112	–	(1,814)
Net operating result	1,954	1,508	253	582	34	(84)	–	4,247
Change in goodwill impairment	–	(29)	(7)	–	–	–	–	(36)
Result from discontinued operations net of tax	–	–	–	–	–	–	–	–
Net consolidated income	1,954	1,478	246	582	34	(84)	–	4,211
Minority interests share in net consolidated result	(129)	(39)	(2)	(277)	(21)	(4)	–	(473)
Net income Group share	1,826	1,439	244	304	13	(88)	–	3,738

Note 5: Financial and insurance risk management

5.1. Risk Management organization

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

5.1.1. Risk Management principles and priorities

In order to make a tangible and measurable contribution to the Group’s activities, Risk Management has three key characteristics:

  Pragmatic: focusing on clearly identified priorities.
  Operational: working directly with the Group’s businesses.
  Decentralized: based on the subsidiarity principle, in line with the Group’s general organization.

Risk Management has five main priorities:

  Co-ordinating and monitoring asset-liability management (ALM) and carrying out Economic Capital work.
  Approving new products prior to launch and promoting product innovation.
  Controlling insurance exposures, in particular reviewing Property & Casualty reserves and optimizing reinsurance strategies.
  Managing information systems: projection, simulation, risk assessment, consolidation and reporting.
  Identifying and assessing operational risk.

5.1.2. The AXA Group’s Risk Management entities: AXA Cessions and Group Risk Management

The Group’s Risk Management structure is mainly based around two entities: the Group Risk Management (GRM) department and AXA Cessions.

AXA Cessions advises and supports the Group’s property and casualty companies with their reinsurance strategy and centralizes the Group’s purchasing of reinsurance. Its role is defined more precisely in sections 5.3.3 and 5.3.4 of this chapter.

Group Risk Management (“GRM”), under the authority of the Group Chief Risk Officer, is responsible for defining AXA’s standards as regards risk. This includes developing and deploying tools for assessing and managing risk. GRM also co-ordinates risk detection and management at the Group level, and indirectly at the subsidiaries’ level. In particular, this includes all procedures for reporting risk and consolidating risk at Group level. GRM co-ordinates the local Risk Management teams of the Group’s various subsidiaries. In line with Group governance principles, this co-ordination focuses on minimum Group-wide requirements defined by GRM in terms of organization, resources and results.

5.1.3. Local teams

Local Risk Management teams are in charge of applying AXA risk management standards and implementing the minimum requirements set by GRM.

The Risk Management departments of operational entities are managed by local Chief Risk Officers, who report directly to local CFOs. The roles and responsibilities of local Risk Management departments are formally approved by local executive committees. These roles and responsibilities comply with the Group’s Risk Management priorities (see above) and consist of:

  leading efforts to determine the Economic Capital of local entities and developing the necessary tools. The Risk Management department performs these tasks using a uniform set of techniques including stochastic models. These modelling techniques allow an assessment of AXA’s risk exposure based on the large number of scenarios examined in this type of approach. These tools complement more traditional deterministic forecasting tools, such as stress scenarios. Besides the specific conclusions for each product line and each unit, these analyses indicate that AXA has a significant surplus of assets in excess of the economic capital required to cover a level of assumed risks consistent with an AA credit rating. This positive situation is attributable primarily to the diversification of risks between the various businesses and countries in which AXA operates.
  Controlling the implementation of ALM policies, and in particular monitoring the strategic asset allocation of local entities (see section 5.2.1.-b).
  Implementing pre-launch product approval procedures and in particular reviewing risk-adjusted profitability analyses (see section 5.3.2.).
  Reviewing local technical reserves and optimizing entities’ reinsurance strategy (see section 5.3.5.).
  Working with local internal audit teams to identify and quantify the main operational risks.
  Implementing the risk reporting system requested by Group Risk Management.

5.2. Market risks (excluding sensitivities)

AXA is exposed to financial market risks through its financial protection business and through the financing of its activities as part of its equity and debt management. These two distinct sets of risks can be summarized as follows:

5.2.1. Asset-liability management of insurance portfolios

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

Primary responsibility for risk management, including market risk, rests with the Group’s local subsidiaries, which have the best knowledge of their products, policyholders and risk profile. This approach allows subsidiaries to react in an accurate and targeted manner to changes in financial markets, insurance cycles and the political and economic environment in which they operate.

A wide variety of risk management techniques are used to control and mitigate the market risks to which the AXA Group’s operating entities and the Group itself are exposed, including:

  ALM, and in particular the definition of optimal strategic asset allocations;
  Hedging of financial risks when they exceed the tolerance levels set by the Group. All products needed to set up hedging programs involving derivative instruments are designed with the assistance of the Group’s specialist asset management teams (AXA Investment Managers and AllianceBernstein);
  Reinsurance is also used GMIB (Guaranteed Minimum Income Benefit) products, to mitigate financial risks;
  The overall balance of the product range leads to some natural hedging effects between different products; and
  Exposure analyses are carried out to monitor certain specifically identified risks.

AXA’s exposure to market risk is reduced by its broad range of operations and geographical positions, which provides good risk diversification. Furthermore, a large portion of AXA’s Life & Savings operations involves separate-account products, in which most of the financial risk is borne directly by policyholders.

ALM figures and information on the AXA Group’s main implementation, co-ordination and control processes are set out below.

a) Asset-liability and market risk management: general quantitative information
 There is a clear distinction between the issues involved in the Life & Savings and Property & Casualty businesses:

i. DESCRIPTION OF LIFE & SAVINGS INSURANCE RESERVES: RISK PROFILES
The market risks to which Life & Savings subsidiaries are exposed arise from a number of factors:

  A decline in returns on assets (due in particular to a sustained fall in yields on fixed-income investments or in equity markets) could reduce the investment margin if the return on new invested assets is not sufficient to cover contractual interest rates payable to life insurance policyholders.
  A rise in yields on fixed-income investments reduces the value of fixed-income portfolios and could have an adverse impact on the solvency margin and surrender levels on certain contracts if competitive pressures lead to higher rates of policyholder profit participation on new contracts.
  A decline in equity and real estate prices may reduce the level of unrealized capital gains and therefore solvency margins, as well as available surpluses.
  Exposure to foreign-exchange risk is generally limited for the Group’s life insurance companies. Foreign-currency commitments are matched to a large extent by assets in the same currency.

The policies put in place to manage these risks are tailored to each product type and the risks relating to it. The percentages provided below, relating to the allocation of life insurance reserves by product type and thus AXA’s obligations to its policyholders, are derived from management data:

  29% of AXA’s life insurance mathematical reserves cover separate-account (unit-linked) products that do not affect AXA’s risk exposure. This category includes products that provide a guarantee on invested capital in the event of death. On these products, the underlying financial market performance is passed on to policyholders in full. In cases where these products include interest-rate guarantees, they are usually managed by a financial partner within the separate account. Consequently, they do not present any market risk.
  9% of AXA’s life insurance mathematical reserves cover separate-account products with related interest-rate guarantees provided by the insurance company. Suitable risk management policies have been put in place.

  • In the United States, derivatives are used as part of the dynamic management of risks related to guaranteed benefits on separate-account savings products, in order to cover guaranteed minimum death benefits, guaranteed minimum withdrawal benefits and guaranteed minimum income benefits. Having previously been 50%-reinsured, products featuring guaranteed minimum income benefits have been fully covered by these programmes since the start of 2005.

When these separate-account products show a material risk of transfer to products that offer guaranteed-rate annuities, hedging programmes that use derivatives are also put in place.

  20% of AXA’s life insurance mathematical reserves cover products without guaranteed cash values upon surrender.

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

  7% of AXA’s life insurance reserves are related to products offering one-year guaranteed rates that are updated every year. The risks in event of a sustained fall in interest rates are limited for these types of products, which mainly concern policies in France and collective policies in Japan. Hedging derivatives programmes are often implemented to cover long-term bonds from the risk of an increase of interest rates.
  35% of AXA’s life insurance reserves cover other products. These reserves cover both surrender guarantees and, in some cases, a guaranteed long-term rate. Related risks are managed in the following ways:

  • Products that are not surrender-sensitive are usually backed by fixed-income investments whose maturities and interest rates are generally sufficient to cover guaranteed benefits, so as to reduce the reinvestment risk as far as possible.
  • Other products are managed with the surplus required to cover guarantees.
  • Hedging programmes that make use of derivatives may be set up to hedge the risk of a fall (floor) or a rise (cap) in interest rates.

ii. DESCRIPTION AND BREAKDOWN OF PROPERTY & CASUALTY INSURANCE RESERVES
Property & Casualty technical reserves break down as follows.

(in euro millions)
Technical liabilities, December 31, 2005
Personal lines
Motor	11,330
Physical damage	2,501
Other	4,855
SUB-TOTAL	18,686
Commercial lines
Motor	2,255
Physical damage	2,332
Professional liability	5,523
Other	5,802
SUB-TOTAL	15,907
OTHER	1,400
International insurance
Physical damage	3,172
Motor, marine, aviation	3,541
Professional liability	3,069
Other	2,089
SUB-TOTAL	11,870

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
  Foreign-exchange rate risk is relatively limited as commitments in foreign currencies are largely backed by assets in the same currencies.
  Inflation is a risk, since it increases the compensation payable to policyholders, with the effect that, if it is not adequately taken into consideration, actual claims payments may exceed the reserves set aside. This risk is particularly significant for long-tail businesses.

The investments of Property & Casualty insurance companies are therefore managed so as to optimize the return on assets while bearing in mind both the aforementioned risks and the requirements in terms of regulatory solvency and commitments. A large portion of investments is made in liquid bonds, to ensure the payment of exceptional benefits and claims that may arise.

Once these factors have been taken into consideration, there is some capacity to make diversified investments (real estate or equity securities) that offer a natural hedge against inflation and optimize yields while minimizing volatility risk.

b) Management processes
These processes are carried out in three stages. The first consists of defining general ALM organizational principles, allowing the most effective investment strategy. The second involves implementing investment processes and precise governance principles. The third consists of asset management companies applying the investment strategy.

i. ALM CO-ORDINATION
 General organizational principles
The definition and co-ordination of ALM involves six major stages:

1.  Detailed analysis of the liability structure by insurance companies

2.  Definition and proposal of a strategic asset allocation that factors in the long-term outlook as well as short-term constraints (see below)

3.  Validation of these strategic allocations by the entity’s Risk Management unit and then by Group Risk Management

4.  Implementation of these strategic allocations by insurance companies through the definition of management contracts with asset management companies

5.  Stock-picking by asset management companies as part of management contracts

6.  Performance and reporting analysis

Long-term outlook
Long-term analysis is carried out in order to model commitments resulting from insurance policies and to define asset allocation so that these commitments can be met with a high degree of confidence while maximizing the expected return.

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

  The amount of assets needed to meet commitments in a specific proportion of cases depending on risk tolerance (for example, in 99% of cases over 10 years)
  The present value of future margins generated by insurance portfolios

This information is compiled for AXA’s insurance operations and for the Group, which allows strategic asset allocation to be monitored and adjusted if necessary.

Short-/medium-term outlook
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

In addition, AXA’s insurance operations are subject to local regulatory requirements in most jurisdictions in which AXA operates. These local regulations prescribe:

  the category, nature and diversification (by issuer, geographical zone and type) of investments, the minimum proportion of assets invested in the local currency taking into account technical commitments denominated in this currency (congruence rule), in addition, as part of an ongoing capital allocation process, subsidiaries perform simulations on the various regulatory constraints that they have to meet using extreme scenarios for assets (in terms of both the market value of equity securities and interest rate trends). Every six months, the Group Central Finance Department consolidates these models, enabling it to assess the extent of each subsidiary’s financial flexibility. The results are presented to the Finance Committee of AXA’s Supervisory Board on a regular basis,
  ALM constraints are also taken into account when new products are being designed as part of the product approval process (see section “Pre-launch product approval and exposure monitoring”).

ii. MONITORING INVESTMENT PROCESSES
AXA manages its financial market risk as part of disciplined and organized investment processes.

As stated in the previous section, insurance subsidiaries are responsible for monitoring risks through the use of liability structure analysis and asset-liability matching techniques. They define the strategic asset allocation policy, which is implemented by asset management companies appointed via investment management agreements. Insurance subsidiaries are responsible for monitoring and controlling the investment policy carried out on their behalf by these asset management companies.

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
The investment committees of significant entities systematically include representatives of the AXA Group, and of Group Risk Management (GRM) in particular.

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

Reporting: quarterly asset reporting
Operating entities produce an asset allocation statement every quarter, to ensure that strategic allocations are being implemented. This allows regular monitoring of certain key ALM indicators such as the duration and convexity of bond portfolios.

This work is carried out by local teams and then consolidated by GRM to give an overview for the whole Group and to allow any required action to be taken.

iii. TACTICAL ALLOCATION DUTIES OF GROUP ASSET MANAGEMENT COMPANIES
 (AXA IM AND ALLIANCEBERNSTEIN)
Asset management specialists, primarily AXA subsidiaries (AXA Investment Managers and AllianceBernstein), are responsible for the day-to-day management of investments. Processes have been put in place in these companies to manage investments without exceeding agreed risk tolerance thresholds stipulated by their client insurance companies in investment management agreements. This organization makes the skills required in these activities available for the benefit of all Group insurance companies.

All products that involve hedging programs using derivative instruments are designed with the help of dedicated teams at AXA IM and AllianceBernstein. This organization means that all entities benefit from the best possible expertise and a high level of legal and operational security in these transactions, which are sometimes complex.

5.2.2. Market risks: financial risks relating to the management of equity and debt

The main financial risks relating to the management of equity and debt are as follows:

  Interest-rate risk;
  Foreign exchange-rate risk; and
  Liquidity risk.

For the purpose of optimizing the financial management and control of financial risks, the Group Central Finance Department has defined and introduced formal management standards, as well as guidelines for monitoring and assessing financial risks, which enable it to measure the positions of each affiliate in a consistent manner. These standards have been validated by the Management Board.

The Group Central Finance Department produces monthly reporting data that consolidate interest rate, foreign exchange and liquidity exposures, as well as the interest expenses of holding companies. It bases this information on reports submitted by subsidiaries, which are responsible for the quality of the data. This consolidated reporting includes medium-term forecasts.

Together with information about hedging strategies, reporting documents are sent regularly to and validated by the Finance Committee of AXA’s Supervisory Board.

Reporting documents must also mention the risk of authorities in the countries where AXA operates imposing dividend restrictions or limitations on the ability to reduce reserves. The Group’s operating subsidiaries must comply with local regulations, particularly minimum solvency requirements. As a result, internal dividend pay-outs must take into account these constraints and possible future regulatory changes.

i. INTEREST-RATE RISK
 Definition: interest-rate risk results from a potential increase of interest rates on floating rate debt.

Policy: the policy is defined in order to monitor and limit the potential medium-term variation in interest expenses and consequently to protect future levels of interest expenses, regardless of movements in interest rates.

Assessment:

  Variability analyses assess the change in interest expenses over the duration of the strategic plan resulting from a 1% rise in short-term interest rates.
  Interest rate sensitivity analyses assess changes in the value of interest-rate positions by currency and by maturity following a 1% upward shift in the yield curve.

ii. FOREIGN EXCHANGE-RATE RISK
Definition: Exchange-rate risk results from a mismatch between the currency of an asset (particularly net foreign currency investments in subsidiaries) and the currency in which it is financed.

Policy: the objective is to limit changes in net foreign currency-denominated assets resulting from movements in foreign exchange rates. The purpose of the policy is therefore to protect the value of AXA’s net foreign-currency investments in its subsidiaries and thus Group consolidated shareholders’ equity against currency fluctuations. It is also designed to protect other key indicators such as the gearing ratio, restated net asset value, European Embedded Value and solvency ratios against such fluctuations.

Assessment: Foreign exchange-rate sensitivity analyses assess, year by year, changes in interest expenses resulting from a 10% appreciation in the euro against all other currencies together with the impact on the gearing ratio, restated net asset value, European Embedded Value and solvency ratios.

iii. LIQUIDITY RISK
Definition: Liquidity risk results from a mismatch between the date on which an asset matures and the date on which a liability falls due.

Policy: the policy establishes the amount of confirmed credit lines required by AXA to weather a liquidity crisis and sets constraints on the debt maturity profile. In addition, liquidity is secured by Group standards, particularly through a procedure for tendering eligible assets to the European Central Bank’s tender operations.

Assessment: maturity schedule of consolidated debt and available credit lines.

Management: Liquidity risk is managed carefully and conservatively by keeping a long maturity on debts - mostly subordinated - and by maintaining a large amount of confirmed credit facilities (around €6 billion undrawn at December 30, 2005).

Furthermore, the Group’s liquidity profile is strengthened by the following factors:

  The Group’s financial strength gives it broad access to various different markets via standardized debt programs: for example a €3 billion commercial paper programme and an €8 billion EMTN program.
  AXA remains constantly vigilant regarding contractual documentation clauses that may be binding on the Group. This helps ensure that AXA is not exposed to default or early repayment clauses that may have a material adverse effect on its consolidated financial position.

  AXA holds significant liquidity, amounting to €20.6 billion at December 30, 2005. More than half of this liquidity is managed within the AXA Treasury, European economic interest grouping (GIE), which was specifically set up to centralize management of the liquidity held by units operating within the euro zone. AXA Treasury reflects the solid liquidity position of the Group, since it had an average cash balance of around €12.3 billion in 2005, which was mainly invested in a highly liquid portfolio with a very short maturity (55 days at end-2005).
  In addition, to deal with any liquidity crises that may arise, the back-up plan to tender eligible assets to European Central Bank tenders would allow around €20 billion to be mobilised, creating a very large alternative source of refinancing.

5.2.3. Exchange-rate risk related to the operating activities of Group subsidiaries

Within the insurance companies, that accounted for 90% of Group assets at December 31, 2005, assets and liabilities with foreign currency exposure are globally matched or hedged.

  Life & Savings business (79% of Group assets):
  In France, AXA France Vie is exposed to exchange-rate risk through the shares it owns in certain investment funds partly invested in foreign currencies (particularly U.S. dollar, pound sterling and Japanese yen). It owns these shares in order to diversify its investments and enable policyholders to benefit from the performance of international financial markets. AXA France Vie controls and limits its exposure to exchange-rate risk by using foreign exchange derivatives (forwards).   In the UK, AXA Life is exposed to exchange-rate risk solely through its foreign-currency investments in Group companies, which are held in non-profit funds, and through investments held entirely in With-Profit funds. In Japan, AXA Japan’s investment strategy has led it to invest outside the Japanese market in order to benefit from the wider credit spreads available in foreign markets and thereby increase returns. The exchange-rate risk arising from these transactions is hedged. Companies in the German Life & Savings segment hold some investments denominated in foreign currencies, both directly and indirectly through investment funds, with the aim of diversifying their investments and taking advantage of foreign markets’ performance. These investments are mainly in U.S. dollars, but also in pound sterling and Japanese yen, and account for a small proportion of assets. Exchange-rate risk exposure is also controlled using forwards. In Belgium and the USA, the Group’s life insurance companies do not have any significant exposure to exchange-rate risk. These companies account for 92% of the life companies’ assets.
  Property & Casualty business (9% of Group assets):
  In France, AXA France Dommages is exposed to exchange-rate risk through the shares it owns in certain investment funds partly invested in foreign currencies (mainly U.S. dollar) in order to attain marginal diversification of its investments. It controls and limits its exposure to exchange-rate risk by using foreign exchange derivatives (forwards). In Belgium, AXA Belgium manages a U.S. dollar run-off portfolio, which is fully hedged with investments in the same currency in an amount of around €155 million. In Germany, AXA Versicherung is exposed to U.S. dollar exchange-rate risk both directly and through certain investment funds. It controls and limits its exchange-rate risk by using foreign exchange derivatives (forwards). Remaining exchange-rate risk exposure, mainly concerning the pound sterling and the Japanese yen, is incurred for the purpose of diversifying investments.

  In the UK and Ireland, AXA UK is exposed to exchange-rate risk through its AXA Insurance subsidiary, which operates in pound sterling but has diversified its investment portfolio in line with its assigned management constraints. At December 31, 2005, AXA Insurance managed around €165 million of foreign-currency investments, equal to around 3.5% of its investment portfolio. In addition, AXA UK’s Irish subsidiary also operates in Northern Ireland, and so manages a portfolio of pound-sterling policies in an amount of £75 million, hedged with investments in the same currency. These four companies account for 79.93% of the Group’s Property & Casualty companies’ assets.
  International insurance (3% of Group assets):
  In the course of its business, AXA Corporate Solutions Assurance carries insurance liabilities, some of which are denominated in foreign currencies, particularly the U.S. dollar and, to a lesser extent, pound sterling. The congruence between the company’s foreign-currency assets and liabilities is regularly adjusted, but is subject to unpredictable loss occurrence and the corresponding movements in reserves. At end-2004 and end-2005, the company’s balance sheet showed a slight surplus of U.S. dollar-denominated assets. AXA Corporate Solutions Assurance also has some Swiss franc-denominated investments. A large portion of AXA RE’s insurance liabilities is denominated in foreign currencies, mainly the U.S. dollar. The congruence between the company’s foreign-currency assets and liabilities is regularly adjusted, and is also limited by using exchange-rate derivatives, but remains subject to unpredictable loss occurrence and the corresponding movements in reserves. At year end 2004 and year end 2005, the company’s balance sheet showed a surplus of U.S. dollar-denominated liabilities, mainly due to natural catastrophes occurred in the United States in the second half of both years. These two companies account for 81% of the international insurance companies’ assets.
  As regards the holding companies, the Company has since 2001 adopted a hedging policy on net investments denominated in foreign currencies, aiming at protecting the Group’s consolidated shareholders’ equity against currency fluctuations, via cross-currency swaps and foreign-currency debt. At December 31, 2005, the main hedging positions were as follows:

  •  $9.1 billion in respect of the U.S. Life & Savings business, including $7 billion via cross-currency swaps,
  •  ¥ 346 billion in respect of activities in Japan, mainly in the form of cross-currency swaps,
  •  £358 million in respect of the UK business, including £325 million in the form of debt, and
  •  $300 million Canadian in the form of cross-currency swaps.

  The Company’s assets account for most of the assets of Group holding companies.

5.3. Controlling exposure and insurance risk

The Group’s insurance activities expose it to various risks with a wide range of time horizons. Natural risks arising from climate change, particularly global warming, are long-term risks to which AXA Group pays close attention. On a more short-term view, insurance risks are covered mainly through procedures governing pre-launch product approval, exposure analyses, the use of reinsurance and reviews of technical reserves.

5.3.1. Long-term outlook Natural risks: climate change

Natural risks: climate change
The changing and growing risks caused by climate change and, more specifically, by global warming, represent a major challenge for all human activities and particularly insurance operations.

Global warming is now proven beyond doubt, although experts disagree on its scale, causes and pace. Greenhouse gas emissions are the principal human cause. Very broadly, global warming leads to higher maximum and minimum temperatures, with more hot days (heatwaves) and heavier and more frequent cyclone-like precipitation episodes. These phenomena have already been observed and could become more prevalent, albeit to different extents, across almost all land surfaces on the planet.
Projections made by the IPCC (Intergovernmental Panel on Climate Change) point in the same direction. However, it remains very difficult to estimate the local effect of climate change, due to the large number of local geographical factors to be taken into account (sea currents, reliefs etc.). It is also very difficult to estimate the consequences of extreme events (heatwaves, droughts and floods, high winds and intense precipitation caused by cyclones), which are of particular concern to insurance companies.

Aside from immediate destruction, caused mainly by flooding and to a lesser extent by drought, climate change will have major implications for most human activities and therefore for the insurance used to protect them, particularly agriculture, timber production, healthcare and water activities.

These changes already affect and will affect in future a large number of insurance sectors (property, agricultural, business interruption, civil liability, marine and aviation, life, health, etc.). The insurance sector thus faces major challenges in the coming years in the form of potential increases in property and casualty claims, the emergence of new liability claims and growing uncertainties about the size of maximum possible losses, which have become harder to assess and to predict on the basis of past events. Furthermore, certain key economic sectors that work together with the insurance sector are set to undergo radical changes, due in particular to future greenhouse gas emission constraints laid down in the Kyoto protocol, which came into force on February 16, 2005.

Gradual premium rate adjustments will be required to reflect these risk factors, but are not likely to be sufficient on their own. Furthermore, the increasingly substantial damage caused by meteorological events is likely to increase the use of tools such as catastrophe bonds to transfer some of these sophisticated types of risk to the capital markets.

By seeking to develop these solutions and actively contributing to the overall debate about the issues involved – particularly as part of the Carbon Disclosure Project – AXA, along with other major market players, intends to promote a better understanding and better forecasting of the risks resulting from global warming.

5.3.2. Pre-launch product approval and exposure monitoring

Risk relating to new product launches, particularly underwriting, pricing and ALM risks (before taking into account reinsurance), is managed on a gross basis, primarily by AXA’s insurance operations. These have a set of actuarial tools for this purpose, enabling them to price products and then monitor their profitability over time.

The principal Risk Management tools are as follows:

  Pre-launch approval procedures for new products
  Exposure analyses
  Optimisation of reinsurance strategies (see section “Implementation of the reinsurance strategy. Role of AXA Cessions”).

a) Product approval
In its Individual Life & Savings activities, the AXA Group has set up pre-launch product approval procedures in each of its principal subsidiaries. These procedures are defined and implemented locally, and are structured and harmonized using the minimum requirements defined by Group Risk Management. The main characteristics of these procedures are as follows:

  Although the decision to launch a new product is taken locally, it must be the result of a documented approval process that complies with local governance practices.
  All significant Individual Life & Savings products must go through this process.
  Guarantees and options embedded in the product must be quantified using stochastic methods defined by Group Risk Management in order to ensure that they are correctly reflected in pricing. This work also gives a better understanding of any asset-liability mismatch risk and of the actual economic capital requirement at the product design stage.
  Pricing reports are sent to GRM on a quarterly basis.

These procedures are intended to ensure that new risks underwritten by the Group have undergone a rigorous prior approval process before the products are offered to customers. This harmonised approach also facilitates the sharing of product innovation within the Group.

Similar methods have been developed for the underwriting of specific Property & Casualty risks, while maintaining the principle of local decision-making based on a documented approval procedure. The profitability analysis framework has been adapted to the Property & Casualty business, and special efforts have been made to formalize the quantitative requirements.

b) Exposure analysis
A uniform Group-wide framework for quantifying all risks has been developed by Group Risk Management and AXA Cessions using stochastic modelling tools factoring in asset and insurance risks. This framework includes pricing control systems used by insurance operations as part of their product development process, such as those described in the previous section.

This type of analysis underlines the benefits of the diversification created by AXA’s wide range of businesses and regional operations.

In the Life & Savings business, therefore, the aforementioned tools allow multi-country analyses to be carried out on mortality/longevity risks. The AXA Group regularly monitors its exposure to these risks. It uses the results of its work to enhance the structure of its product ranges and its reinsurance coverage.

5.3.3. Definition of reinsurance requirements and analysis of underwriting

Reinsurance purchasing is an important part of the Group’s insurance activities and risk management. For Property & Casualty operations, reinsurance programmes are set up as follows:

Reinsurance placement is handled centrally for AXA’s main Property & Casualty portfolios through AXA Cessions, an AXA subsidiary. Prior to ceding risks, in-depth actuarial analyses and modelling are conducted on each portfolio by AXA Cessions and GRM to optimize the quality and cost of reinsurance cover. These analyses are performed in collaboration with the technical and reinsurance departments of Group operational entities. They measure frequency risks as well as specific severity risks (natural catastrophe, storms, flooding, earthquakes). They provide guidance for determining the most appropriate reinsurance cover (retention levels and scope of cover) for each portfolio and for each type of risk in accordance with objectives and capital allocation constraints. Estimates of catastrophic risks are carried out on the basis of several pieces of modelling software available in the market. Although this software is vital to allow objective discussions with reinsurers, it is regularly assessed within GRM and adjusted to the specific features of AXA’s portfolio. Experience shows that this software gives imperfect estimates of real exposure, and can underestimate some important factors such as inflation following a major catastrophe and the effects of climate change. In addition, it does not factor in risks relating to legal developments requiring an insurer retrospectively to cover a risk that it believed it had excluded from its policies.

In 2006, this work will be extended to the Life & Savings business.

5.3.4. Implementation of the reinsurance strategy – Role of AXA Cessions

After analysis work, the Group’s various operating subsidiaries place their reinsurance requirements with AXA Cessions. However, only a small part of most treaties is placed directly in the reinsurance market. Most risk is combined at the AXA Cessions level to form an internal Group reinsurance pool.

The retention rate and coverage applied to this pool are designed to protect the Group effectively at low cost. Coverage is arranged through the reinsurance markets or directly in the financial markets through securitization (cat bonds).

In addition to the analyses performed above, AXA regularly monitors its exposure to its main reinsurers, as described in the section relating to credit risk management.

5.3.5. Monitoring of Property & Casualty reserves

In addition to controlling upstream risks through prior product approval, and analyzing the reinsurance strategy, the non- life businesses specifically monitor reserve risks. Reserves have to be booked for claims as they are incurred or reported. These reserves are evaluated by the claims departments for each individual claim.

Additional reserves for incurred but not reported (IBNR) claims, along with reserves for claims incurred and reported but insufficiently reserved are also booked. Various statistical and actuarial methods are used in these calculations. This work is done by operational entities.

In addition to the reviews performed at entity level or by the local supervisory authorities, overall reserves for claims payable are reviewed at Group level by Risk Management.

Since this work is carried out on a large proportion of the portfolio, it makes a major contribution to improving the reliability of estimates. However, these estimates are based on assumptions regarding the development of reserved claims, which may be different from the actual development of claims over time. This risk may be significant in the event of a sharp rise in inflation or developments that are particularly adverse in terms of civil liability claim amounts, particularly if such developments simultaneously affect the Group’s main portfolios.

5.4. Credit risk

Counterparty credit risk is defined as the risk that a third party in a transaction will default on its commitments. Given the nature of its core business activities, AXA monitors two major types of counterparties, using methods suitable to each type:

  Investment portfolios held by the Group’s insurance operations (excluding assets backing separate-account products where risk is transferred to policyholders) as well as by banks and holding companies. These portfolios give rise to  counterparty risk through the bonds and derivative products held within them.
  Receivables from reinsurers resulting from reinsurance ceded by AXA.

5.4.1. Invested assets

AXA has a database consolidating the Group’s listed assets and analyzing them by issuer, by credit rating, sector and geographic region, in order to assess the risk of concentration in its equity and bond portfolios. This database allows AXA to monitor exposure to the default risk of a given issuer, particularly through holding its bonds. It also allows the monitoring of equity exposure, which is not subject to issuer-specific limits at Group level.

As regards bond issues, total issuer-specific exposure limits are set at Group level and at the level of each subsidiary. These limits depend on the issuer’s risk, assessed via its credit rating and type (private, sovereign or quasi-sovereign).

These tools allow Group Risk Management to ensure that limits are complied with. The ALM Co-ordination Committee is regularly kept informed of the work performed. These tools also enable co-ordinated contingency measures to be taken for the most sensitive counterparties.

At December 31, 2005, the breakdown of the bond portfolio by credit rating category was as follows:

(a) Mainly created bonds, mostly German Schuldschein

Credit risk diversification and analysis policies, particularly using credit ratings, are implemented by investment departments and monitored by Risk Management teams.

5.4.2. Credit derivatives

The AXA Group, as part of its investment and credit risk management activities, may use strategies that involve credit derivatives. AXA is exposed to credit derivatives through its investments in structured products such as CDOs (collateralised debt obligations), which use credit derivatives to build their portfolio of collateral.

At December 31, 2005, the nominal amount of positions taken through credit derivatives was €9.8 billion including €4.6 billion via CDOs. Credit risk relating to CDOs is monitored separately, depending on the tranches held, and regardless of the type of collateral (bonds or credit derivatives).

For other credit derivatives positions (nominal amount of €5.2 billion), the credit risk taken by the AXA Group through these instruments is included in analyses of bond portfolios as described in the previous section. Limits applied to issuers take into account these credit derivative positions.

The breakdown of underlying bonds by rating was as follows:

5.4.3. Receivables from reinsurers: rating processes and factors

To manage the risk of reinsurer insolvency, a security committee is in charge of assessing reinsurer quality and acceptable commitments. The committee is under GRM’s authority and is run by AXA Cessions, which is the AXA entity in charge of placing the Group’s property and casualty insurance with external reinsurers (see section “Implementation of the reinsurance strategy. Role of AXA Cessions”). This risk is monitored by comparing the various financial strength ratings available on various reinsurers as well as by conducting in-depth analyses of the recoverability of receivables in the event of reinsurer insolvency. The teams in charge of the Group reinsurance programme analyze this information to add a credit risk dimension to their work in placing insurance and transferring risk to the reinsurers. The security committee meets monthly – and more frequently during renewal periods – and decides on any action to be taken with the aim of limiting AXA’s exposure to the risk of default by any of its reinsurers.

Furthermore, AXA summarizes and analyzes its exposure to all reinsurers by factoring in all positions with reinsurers (claims, premiums, reserves, deposits, pledges and security deposits).

The Group’s top 25 reinsurers accounted for 73% of reinsurers’ share of insurance and investment contract liabilities in 2004, and 76% in 2005. The breakdown of all reserves ceded to reinsurers by rating was as follows, taking into account only the ratings of these top 25 reinsurers:

5.5. Liquidity and capital resources

In recent years, AXA has expanded its Insurance and Asset Management operations through a combination of acquisitions, joint ventures, direct investments and organic growth. This expansion has been funded primarily through a combination of (i) proceeds from the sale of non-core businesses and assets, (ii) dividends received from operating subsidiaries, (iii) proceeds from the issuance of subordinated convertible debt securities, other subordinated debt securities and borrowings (including debt issued by subsidiaries), and (iv) the issuance of ordinary shares.

The Company and each of its major operating subsidiaries are responsible for financing their operations. The Company, as the holding company for the AXA Group, co-ordinates these activities and, in this role, participates in financing the operations of certain subsidiaries. Certain of AXA’s subsidiaries, including AXA France Assurance, AXA Financial Inc., AXA Asia Pacific Holdings and AXA UK Plc. are also holding companies and are dependent on dividends received from their own subsidiaries to meet their obligations. Operating entities have to meet multiple regulatory constraints, in particular a minimum solvency ratio. The size of dividends paid by entities to the AXA parent company take into consideration these constraints as well as potential future regulatory changes. However, based on the information currently available, AXA does not believe that such restrictions constitute a material limitation on its ability to meet its obligations or pay dividends.

5.5.1. AXA’s insurance operations

The principal sources of funds for AXA’s insurance operations are premiums, investment income and proceeds from asset sales. The major uses of these funds are to pay policyholder benefits, claims and claims expenses, policy surrenders and other operating expenses, and to purchase investments. The liquidity of insurance operations is affected by, among other things, the overall quality of AXA’s investments and the ability of AXA to realize the carrying value of its investments to meet policyholder benefits and insurance claims as they fall due.

Life & Savings
Liquidity needs can also be affected by fluctuations in the level of surrenders, withdrawals and guarantees to policyholders in the form of minimum income benefits or death benefits, particularly on variable annuity business.

AXA’s investment strategy is designed to match the net investment returns and the estimated maturity of its investments with expected payments on insurance contracts. AXA regularly monitors the valuation and maturity of its investments and the performance of its financial assets. Financial market performance may affect the level of surrenders and withdrawals on life insurance policies, as well as projected immediate and long-term cash needs. AXA adjusts its investment portfolios to reflect such considerations.

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

Asset Management and Financial Services
The principal sources of liquidity relating to these operations are operating cash flows, but also, if necessary, proceeds from the issuance of ordinary shares, drawings on credit facilities and other borrowings from credit institutions.

The financing needs of asset management subsidiaries arise from their activities, which require working capital, in particular to finance prepaid commissions on some mutual fund-type products.

5.5.2. Sources of liquidity

At December 31, 2005, AXA’s cash and cash equivalents stand at €19.5 billion (2004: €19.8 billion), excluding bank overdrafts of €0.8 billion, (2004: €0.7 billion). Cash and cash equivalents at the parent company fell by €685 million from €1,005 million to €320 million. Most of the decline arose from AXA’s November 2005 purchase of FINAXA bonds exchangeable into AXA shares, along with the share purchase program intended to control dilution resulting from share- based compensation and employees Shareplan program.

Maturities of financing debts are detailed in Note 17.4 of the Consolidated Financial Statements.

As part of its risk control system, AXA has for a number of years paid constant attention to contractual clauses, particularly those that may lead to early redemption. A large proportion of AXA’s debts consist of subordinated bonds with no early redemption clauses, except in the event of liquidation. Early redemption clauses (puts, default triggers, rating triggers) are in general avoided by AXA. However, when market practice makes them unavoidable, AXA has a centralized method of monitoring these clauses. AXA is not currently exposed to early redemption clauses that could have a significant impact on its financial structure.

Subordinated debt
At December 31, 2005, the parent company had outstanding subordinated debt excluding accrued interest of €8,974 million, or €7,837 million taking into account a €1,137 million reduction due to the impact of foreign exchange hedging derivative instruments.

On a consolidated basis, subordinated debt (including derivative instruments impact) totaled €7,752 million after taking into account all intra-group eliminations, down from €8,089 million at December 31, 2004.

The decline of €337 million equates to a fall of €662 million at constant exchange rates, with the adverse €325 million exchange rate impact relating mainly to subordinated bonds denominated in U.S. dollars. The decline was mainly due to the exercise by AXA SA of its early redemption clause on the €500 million of perpetual subordinated notes issued in March 2000 and the maturing of €294 million of subordinated debt of AXA Financial, partly offset by a reduction in the value of derivatives hedging instruments €+68 million, following foreign exchange rates changes.

At 31 December, 2005, the number of shares that could be issued as a result of bond conversions was 64.4 million, as opposed to 64.3 million at the end 2004. This increase is due to convertible bonds issued by FINAXA in 1997, and now located in AXA following the AXA-FINAXA merger.

For further information, refer to Note 17 to the Consolidated Financial Statements.

Financing debt instruments issued
At December 31, 2005, the parent company’s financing debt instruments issued (excluding accrued interest) totaled €1,236 million, a decrease of €178 million compared to end 2004. The reduction was mainly due to the redemption of EMTN (Euro Medium Term Notes) and BMTNs (Bons à Moyen Terme Négociables) in an amount of approximately €–332 million, partly offset by a €150 million issue of commercial paper.

On a consolidated basis, AXA’s total financing debt instruments issued amounted to €2,817 million at December 31, 2005, a decrease of €86 million from €2,903 million in 2004. At constant exchange rates, the decline was €327 million (exchange rate movements had an adverse impact of €241 million, mainly on the foreign currency-denominated financing debt instruments issued by the U.S. and UK entities). The decline arose mainly from:

  €210 million bonds MONY Group Inc. maturing in 2005;
  the redemption of EMTNs (Euro Medium Term Notes) and BMTNs (Bons à Moyen Terme Négociables) by the parent company (€332 million).

Partly offset by:

  the issue of €150 million of commercial paper by the Company on behalf of the Group’s French, UK and German subsidiaries;
  reduction in the value of the tren in derivatives related to foreign exchange rates (€+55 million).

For further information refer to Note 17 to the Consolidated Financial Statements.

Financing debt owed to credit institutions
At December 31, 2005, amounts owed by AXA and its subsidiaries to credit institutions were stable at €17 million.

Other debt (Other than financing debt)

OTHER DEBT INSTRUMENTS ISSUED
At December 31, 2005, other consolidated debt instruments issued (maturing in less than 1 year) totaled €2,410 million, up from €2,196 million at end 2004 (including €1,684 million of debt issued by CDOs in 2005). The €215 million increase was mainly due to €141 million relating to customer deposits with Sterling Grace and the entry in the scope of consolidation of the real estate company European Office Income Venture (€177 million), partly offset by the exit from the scope of consolidation of CDO Ecureuil (€–95 million).

OTHER DEBTS BY ISSUANCE
At December 31, 2005, other debts by issuance (including €0.8 billion of bank overdrafts), totaled €6,000 million of the total amounts of debt owed to credit institutions, increasing by €413 million or €380 million at constant exchange rates. The rise was attributable primarily to the following items:

  a €435 million increase at AXA Bank Belgium as part of liquidity management in banking activities;
  a €68 million increase in bank overdrafts across the whole Group.

These movements were partly offset by:

  lower debts at CDO Jazz 1 (€–119 million), in line with lower volume of managed assets backing these credit lines;
  an €86 million decrease in German operating debts further to the transfer of the mortgage business to AXA Leben.

For further information refer to Note 18 to the Consolidated Financial Statements.

Issuance of ordinary shares
Since 1994, AXA has regularly offered employees in France and abroad the opportunity to subscribe to reserved share issues. Through these issues, employees invested €304 million in 2005, leading to the issue of 16.3 million new shares. At December 31, 2005, AXA employees held approximately 4.76% of AXA’s ordinary shares (or 5.6% after the cancellation of AXA shares following the AXA/FINAXA merger) as opposed to 5.11% at December 31, 2004.

In 2005, AXA initiated a program to purchase its own shares in order to control dilution resulting from equity-based remuneration and the employee stock purchase plan. Under this program, AXA bought around 20 million AXA shares for a total of €512 million, which were cancelled thereafter.

In extraordinary shareholders’ meetings held on December 16, 2005, AXA and FINAXA shareholders approved the merger between the two companies, with a majority voting in favour of the transaction. The integration of FINAXA within AXA has retroactive effect from January 1, 2005 in accounting and tax terms for the AXA SA parent company. The transaction resulted in the creation of 299 million AXA shares on December 16, 2005, and the cancellation of 337.5 million AXA shares owned by FINAXA and its subsidiaries, effective January 9, 2006 at the end of the creditor opposition deadline.

Following these transactions, the AXA mutual companies now own 14.3% of AXA’s capital and 23.19% of its voting rights.

For AXA and its shareholders, this transaction simplified the Group’s ownership structure, enhanced the stock’s standing in the market and increased the free float. It also made AXA the direct owner of the AXA brand, which has been owned until now by FINAXA. For FINAXA shareholders, the transaction increased the liquidity of the shares they own and removed the discount at which their shares had traded.

Dividends received
Dividends paid to the Company were €1,420 million in 2005 (2004: €970 million, 2003: €1,109 million), of which €74 million were in currencies other than the euro (2004: €121 million, 2003: €250 million). The €450 million increase in dividends in 2005 was mainly due to the following factors:

  Dividends received from European companies rose by €592 million to €1,309 million, including €901 million from AXA France Assurance, €146 million from Belgium and €142 million from Southern European companies. This increase reflects these subsidiaries’ greater payout capacity resulting from improved earnings and surplus capital relative to capital-adequacy requirements. The main increase was from AXA France Assurance, which raised dividends by €321 million (including an interim dividend of €236 million). Belgium increased dividends by €118 million, Southern Europe by €80 million and AXA RE by €53 million.
  Dividends from insurance companies outside Europe fell by €47 million to €74 million in 2005 (2004: €121 million). The decrease was due to the non-recurrence of an exceptional dividend paid by the Moroccan unit in 2004. AXA

Financial has not paid a dividend for two years. It is using its cash flow mainly to pay down debts, arising in particular from the acquisition of MONY in 2004.

  Dividends from financial companies fell by €94 million to €38 million in 2005 (consisted mainly of the €31 million received from AXA Investment Managers) as compared to €132 million at December 31, 2004. This fall is explained principally by the high level of dividends paid in 2004 by Compagnie Financière de Paris, whose 2003 earnings were boosted by releases of risk provisions.

The Company is not subject to restrictions on dividend payments, provided that its accumulated profits are sufficient to cover them. However, some subsidiaries, particularly insurance companies, are subject to restrictions on the amount of dividends they can pay to shareholders. For more information on these restrictions, see Note 29 to the Consolidated Financial Statements.

The Company anticipates that cash dividends received from operating subsidiaries will continue to cover its operating expenses, including planned capital investment in existing operations, interest payments on its outstanding debt and borrowings, and dividend payments during each of the next three years. AXA expects that anticipated investments in subsidiaries and existing operations, future acquisitions and strategic investments will be funded from available cash flow remaining after payments of dividends, debt service and operating expenses, proceeds from the sale of non- strategic assets and businesses and future issues of debt and equity securities.

5.5.3. Uses of funds

Interest paid by the Company in 2005 totaled €518 million (2004: €561 million, 2003: €487 million) or €266 million after the impact of hedging derivative instruments (2004: €321 million, 2003: €235 million). On a consolidated basis, total interest paid in cash in 2005 was €725 million (2004: €775 million).

Dividends paid to AXA shareholders in 2005 totaled €1,164 million in respect of the 2004 financial year, or €0.61 per ordinary share, versus €0.38 per share paid in respect of the 2003 financial year (€676 million in total). All of these dividends were paid in cash.

5.5.4. Solvency margin

Each insurance company within AXA is required by regulations in the local jurisdictions to maintain minimum levels of capital adequacy and solvency margin. The primary objective of the solvency margin requirements is to protect policyholders. AXA’s insurance subsidiaries comply with the applicable solvency requirements.

The solvency and capital adequacy margins are calculated mainly based on a formula that contains variables for expenses, inflation, investment earnings, death, disability claims, surrenders, premium dormancy and policyholder options, distribution of assets among investment categories, and the matching of specific categories of assets and liabilities.

The European Directive dated October 27, 1998 required a consolidated solvency calculation effective for periods ending on or after December 31, 2001. France transposed this directive under an ordinance dated August 29, 2001, decreed on March 14, 2002 and applicable from 2002.

Furthermore, supplementary supervision of credit institutions, investment companies and insurance companies belonging to a “financial conglomerate” was introduced by European Parliament and Council Directive 2002/87/EC of December 16, 2002.

This directive was transposed into French law by an ordinance dated December 12, 2004, which introduced the notion of a "financial conglomerate" into the insurance code. Article 20 of this ordinance states that it shall apply for the first time to accounts opened as of January 1, 2005.

AXA is not regarded as a financial conglomerate. However, in accordance with the decree of September 19, 2005, if a company is not subject to additional supervision in this respect, the solvency margin is however reduced to the extent of any equity stakes that the company holds in credit institutions, investment companies and financial institutions.

In accordance with the practical methods of calculation implemented by AXA by reference to these texts, the adjusted solvency ratio was an estimated 216% at December 31, 2005, compared to 202% at December 31, 2004 on the basis of Solvency I rules, which were effective as of January 1, 2004 and taking into account a portion of future profits generated by in-force life insurance contracts as allowed by the 2002.12 Directive dated March 5, 2002.

The Group margin requirement does not take into the benefits of securization of a motor insurance portfolio in France waiting for regulatory decisions.

The new requirements are regulated in France by the Autorité de Contrôles des Assurances et des Mutuelles (ACAM).

5.5.5. Post-balance sheet events affecting AXA’s liquidity

The Management Board proposed and AXA paid following shareholders’ approval, a dividend of €0.88 per share on May 12, 2006. This dividend gives rise to a 40% tax credit for individuals whose fiscal residence is in France as of January 1 2006, equal to €0.35 per share.

In 2006, AXA has continued its program to buy AXA shares in order to control dilution resulting from equity-based remuneration and the employee stock purchase plan. AXA bought 9.4 million AXA shares in January 2006 for a total of €0.25 billion.

Additional information describing exposure to these risks, and related commentaries, are presented in the notes dealing with each balance sheet item associated.

Note 6: Goodwill

6.1. Goodwill

An analysis of goodwill is presented in the table below:

(in euro millions)
	Net value January 1, 2005	Gross value December 31, 2005	Accumulated impairment December 31, 2005	Net value December 31, 2005
Framlington	–	142	–	142
Seguro Directo	–	31	–	31
MONY	351	246	–	246
AXA Equity & Law	366	377	–	377
AXA Financial, Inc.	2,790	3,223	–	3,223
Alliance Capital	325	376	–	376
Sanford C. Bernstein	2,670	3,299	–	3,299
SLPH (AXA UK Holdings)	1,474	1,525	–	1,525
Nippon Dantaï (AXA Nichidan) (a)	1,334	1,343	70	1,273
AXA China Region	236	274	–	274
Guardian Royal Exchange (excluding Albingia)	338	344	–	344
Guardian Royal Exchange (Albingia)	346	346	–	346
Royale Belge	514	547	33	514
UAP	522	534	–	534
Sterling Grace	130	142	–	142
AXA Aurora	120	120	–	120
IPAC	100	109	–	109
AXA Investment Managers (including AXA Rosenberg)	102	117	–	117
Others	485	576	7	568
TOTAL	12,204	13,670	111	13,559
Of which:
Life & Savings	6,354	6,736	70	6,666
Property & Casualty	1,986	2,090	35	2,055
International Insurance	15	20	5	15
Asset Management	3,781	4,733	–	4,733
Others	68	91	–	91

(a) Following a revaluation of deferred tax assets booked at the time of the Nippon Dantaï acquisition, goodwill was reduced by an equivalent amount (€70 million).

N.B.: Gross value of goodwill is presented net of accumulated amortization under French GAAP as of December 31, 2003.

(in euro millions)
	Net value January 1, 2004	Gross value December 31, 2004	Accumulated impairment December 31, 2004	Net value December 31, 2004
MONY	–	351	–	351
AXA Equity & Law	367	366	–	366
AXA Financial, Inc.	3,010	2,790	–	2,790
Alliance Capital	351	325	–	325
Sanford C. Bernstein	2,764	2,670	–	2,670
SLPH (AXA UK Holdings)	1,482	1,474	–	1,474
Nippon Dantaï (AXA Nichidan)	1,409	1,334	–	1,334
AXA China Region	256	236	–	236
Guardian Royal Exchange (excluding Albingia)	339	338	–	338
Guardian Royal Exchange (Albingia)	346	346	–	346
Royale Belge	565	547	33	514
UAP	525	522	–	522
Sterling Grace	129	130	–	130
AXA Aurora	91	120	–	120
IPAC	101	100	–	100
AXA Investment Managers (including AXA Rosenberg)	106	102	–	102
Others	523	492	7	485
TOTAL	12,363	12,244	40	12,204
Of which:
Life & Savings	6,308	6,354	–	6,354
Property & Casualty	2,012	2,021	35	1,986
International Insurance	15	20	5	15
Asset Management	3,958	3,781	–	3,781
Others	70	68	–	68

N.B.: Gross value of goodwill is presented net of accumulated amortization under French GAAP as of December 31, 2003.

Goodwill presented in the tables above also include the balancing entry for the revaluation of minority interests relating to buyout commitments recognized as liabilities under the “Minorities in controlled funds and other minority interests buyout commitments” caption. These amounts relating to the Sanford C. Bernstein put totaled €559 million at December 31, 2005, €298 million at December 31, 2004 and €508 million at January 1, 2004.

6.2. Change in goodwill

6.2.1. Goodwill – Change in gross value

(in euro millions)
	Gross value January 1, 2005	Acquisitions during the period	Disposals during the period	Goodwill adjustments	Currency translation adjustment	Other changes (a)	Gross value December 31, 2005
Framlington	–	142	–	–	–	–	142
Seguro Directo	–	31	–	–	–	–	31
MONY	351	–	(152)	1	46	–	246
AXA Equity & Law	366	–	–	–	11	–	377
AXA Financial, Inc.	2,790	–	–	–	433	–	3,223
Sanford C. Bernstein	2,670	–	–	–	426	203	3,299
Alliance Capital	325	–	–	–	51	–	376
SLPH (AXA UK Holdings)	1,474	–	–	–	51	–	1,525
Nippon Dantaï (AXA Nichidan)	1,334	–	–	–	9	–	1,343
AXA China Region	236	–	–	–	38	–	274
Guardian Royal Exchange (excluding Albingia)	338	–	–	–	6	–	344
Guardian Royal Exchange (Albingia)	346	–	–	–	–	–	346
Royale Belge	547	–	–	–	–	–	547
UAP	522	4	–	–	8	–	534
Sterling Grace	130	–	–	–	12	–	142
AXA Aurora	120	–	–	–	–	–	120
IPAC	100	–	–	–	9	–	109
AXA Investment Managers (including AXA Rosenberg)	102	–	–	–	15	–	117
Others	492	12	–	9	40	22	576
TOTAL	12,244	189	(152)	9	1,153	225	13,670
Of which:
Life & Savings	6,354	–	(152)	3	531	–	6,736
Property & Casualty	2,021	36	–	6	27	–	2,090
International Insurance	20	–	–	–	–	(1)	20
Asset Management	3,781	153	–	–	595	203	4,733
Others	68	–	–	–	–	23	91

(a) Including the impact of exercises and revaluations of minority interests buyout commitments.

N.B.: Gross value of goodwill is presented net of accumulated amortization under French GAAP as of December 31, 2003.

(in euro millions)
	Gross value January 1, 2004	Acquisitions during the period	Disposals during the period	Goodwill adjustments	Currency translation adjustment	Other changes (a)	Gross value December 31, 2004
MONY	–	384	–	–	(33)	–	351
AXA Equity & Law	367	–	–	–	–	–	366
AXA Financial, Inc.	3,010	–	–	–	(220)	–	2,790
Sanford C. Bernstein	2,764	308	–	–	(212)	(190)	2,670
Alliance Capital	351	–	–	–	(26)	–	325
SLPH (AXA UK Holdings)	1,482	–	–	–	(8)	–	1,474
Nippon Dantaï (AXA Nichidan)	1,409	11	–	–	(85)	–	1,334
AXA China Region	256	–	–	–	(20)	–	236
Guardian Royal Exchange (excluding Albingia)	339	–	–	–	–	–	338
Guardian Royal Exchange (Albingia)	346	–	–	–	–	–	346
Royale Belge	565	–	(18)	–	–	–	547
UAP	525	–	–	–	–	(2)	522
Sterling Grace	129	–	–	–	1	–	130
AXA Aurora	91	28	–	–	–	–	120
IPAC	101	–	–	3	(4)	–	100
AXA Investment Managers (including AXA Rosenberg)	106	3	–	–	(8)	–	102
Others	523	5	(4)	3	(17)	(18)	492
TOTAL	12,363	740	(21)	6	(632)	(210)	12,244
Of which:
Life & Savings	6,308	395	–	6	(334)	(21)	6,354
Property & Casualty	2,012	30	(21)	1	(1)	–	2,021
International Insurance	15	4	–	(1)	–	3	20
Asset Management	3,957	311	–	–	(297)	(190)	3,781
Others	70	–	–	–	–	(2)	68

(a) Including the impact of exercises and revaluations of minority interests buyout commitments.

N.B.: Gross value of goodwill is presented net of accumulated amortization under French GAAP as of December 31, 2003.

6.2.2. Goodwill – Change in impairment

(in euro millions)
	Gross value January 1, 2005	Increase in impairment during the period	Increase in impairment relating to GW created on acquisitions during the period	Write back of impairment of GW sold during the period	Accumulated impairment losses transferred out relating to goodwill transferred in the “held for sale” category	Currency translation adjustment	Other changes(a)	Gross value December 31, 2005
Framlington	–	–	–	–	–	–	–	–
Seguro Directo		–	–	–	–	–	–	–
MONY	–	–	–	–	–	–	–	–
AXA Equity & Law	–	–	–	–	–	–	–	–
AXA Financial, Inc.	–	–	–	–	–	–	–	–
Sanford C. Bernstein	–	–	–	–	–	–	–	–
Alliance Capital	–	–	–	–	–	–	–	–
SLPH (AXA UK Holdings)	–	–	–	–	–	–	–	–
Nippon Dantaï
(AXA Nichidan) (a)	–	–	–	–	–	–	70	70
AXA China Region	–	–	–	–	–	–	–	–
Guardian Royal Exchange
(excluding Albingia)	–	–	–	–	–	–	–	–
Guardian Royal Exchange
(Albingia)	–	–	–	–	–	–	–	–
Royale Belge	33	–	–	–	–	–	–	33
UAP	–	–	–	–	–	–	–	–
Sterling Grace	–	–	–	–	–	–	–	–
AXA Aurora	–	–	–	–	–	–	–	–
IPAC	–	–	–	–	–	–	–	–
AXA Investment Managers
(including AXA Rosenberg)	–	–	–	–	–	–	–	–
Others	7	–	–	–	–	–	–	7
TOTAL	40	–	–	–	–	–	70	111
Of which:
Life & Savings	–	–	–	–	–	–	70	70
Property & Casualty	35	–	–	–	–	–	–	35
International Insurance	5	–	–	–	–	–	–	5
Asset Management	–	–	–	–	–	–	–	–
Others	–	–	–	–	–	–	–	–

(a) Following a revaluation of the deferred tax assets booked at the time of the Nippon Dantaï acquisition, goodwill was reduced by an equivalent amount (€70 million).

(in euro millions)
	Gross value January 1, 2004	Increase in impairment during the period	Increase in impairment relating to GW created on acquisitions during the period	Write back of impairment of GW sold during the period	Accumulated impairment losses transferred out relating to goodwill transferred in the “held for sale” category	Currency translation adjustment	Other changes	Gross value December 31, 2004
MONY	–	–	–	–	–	–	–	–
AXA Equity & Law	–	–	–	–	–	–	–	–
AXA Financial, Inc.	–	–	–	–	–	–	–	–
Sanford C. Bernstein	–	–	–	–	–	–	–	–
Alliance Capital	–	–	–	–	–	–	–	–
SLPH (AXA UK Holdings)	–	–	–	–	–	–	–	–
Nippon Dantaï (AXA Nichidan)	–	–	–	–	–	–	–	–
AXA China Region	–	–	–	–	–	–	–	–
Guardian Royal Exchange (excluding Albingia)	–	–	–	–	–	–	–	–
Guardian Royal Exchange (Albingia)	–	–	–	–	–	–	–	–
Royale Belge	–	33	–	–	–	–	–	33
UAP	–	–	–	–	–	–	–	–
Sterling Grace	–	–	–	–	–	–	–	–
AXA Aurora	–	–	–	–	–	–	–	–
IPAC	–	–	–	–	–	–	–	–
AXA Investment Managers (including AXA Rosenberg)	–	–	–	–	–	–	–	–
Others	–	–	6	–	–	–	1	7
TOTAL	–	33	6	–	–	–	1	40
Of which:
Life & Savings	–	–	–	–	–	–	–	–
Property & Casualty	–	33	1	–	–	–	1	35
International Insurance	–	–	5	–	–	–	–	5
Asset Management	–	–	–	–	–	–	–	–
Others	–	–	–	–	–	–	–	–

6.3. Other information relating to goodwill

Goodwill is mainly attributable to the following operations and entities:

Acquisition of Framlington (2005)
On October 31, 2005, AXA Investment Managers (AXA IM) acquired the Framlington Group for £207.8 million (€303 million). This transaction led to the recognition of £130 million of intangible assets (€189 million before amortization) and goodwill of £97.2 million (€142 million).

At December 31, 2005, this goodwill had a net value of €142 million.

Acquisition of Seguro Directo (2005)
On October 18, 2005, AXA acquired the insurance company Seguro Directo. The total transaction consideration was €42 million. This transaction gave rise to a goodwill of €31 million.

At December 31, 2005, the net value of this goodwill was €31 million.

Acquisition of MONY (2004)
On July 8, 2004, AXA Financial acquired MONY for U.S.$1.48 billion (€1.3 billion). The total cost of the transaction was U.S.$1.63 billion, including:

  U.S.$1.55 billion of cash payments for MONY shares,
  U.S.$80 million of transaction costs borne by AXA Financial.

This transaction gave rise to a goodwill of U.S.$672 million (€541 million) under French GAAP.

As regards the adoption of IFRS, since the transaction took place after January 1, 2004, certain restructuring costs relating to MONY were deducted from this goodwill figure. The net goodwill figure therefore became $478 million.

In 2005, AXA Financial sold its Advest Group Inc. subsidiary (part of the MONY group) for $400 million. This transaction reduced the MONY goodwill by $189 million (€152 million).

As a result, at December 31, 2005, the MONY goodwill had a net book value of €246 million.

Financial Reorganization of AXA Equity & Law - AXA UK (2001)
As a result of AXA Equity & Law’s financial reorganization, AXA acquired a portion of the surplus assets held in the participating (“With-Profit”) fund and related future benefits based on the percentage of policyholders who elected in favor of the plan.

This acquisition was carried out via the payment of an incentive bonus of approximately £260 million plus £18 million of direct expenses associated with the transaction (a total of approximately €451 million based on the average £/€ exchange rate for the period).

At January 1, 2004, the net book value of this goodwill was €361 million under French GAAP. With the adoption of IFRS, the goodwill was adjusted for unrealized foreign exchange gains and losses, since goodwill must be recorded in the local currency of the acquired entity. The new goodwill figure became £255 million.

At December 31, 2005, this goodwill had a net value of €377 million.

Minority Interests’ Buyout - AXA Financial (2000)
The aggregate purchase consideration was €11,213 million and included the following items:

  €3,868 million financed by a capital increase, representing the value of the 25.8 million ordinary shares issued by AXA at a price of €149.90 per share based on the quotation on December 22, 2000, closing date of the initial offer period and before the 4-for-1 stock split,
  €7,316 million in cash relating to the cost of settling or exchanging outstanding employee share options of AXA  Financial, as well as fees and direct transaction costs.

Based on the carrying value as of December 31, 2000 of the net assets acquired of €3,913 million, the goodwill amounted to €7,301 million. In accordance with article D248-3 of the decree dated January 17, 1986 and with recommendations issued by the “Commission des Opérations de Bourse” (French stock market regulator) in its bulletin 210 of January 1988, the excess purchase price of €2,518 million was charged directly to consolidated retained earnings and reserves; i.e. the entire excess purchase price multiplied by the ratio of the aggregate purchase consideration financed by the capital increase. The remaining €4,782 million goodwill was recorded as an asset.

At January 1, 2004, the net book value of this goodwill was €4,100 million under French GAAP. With the adoption of IFRS, the goodwill was adjusted for unrealized foreign exchange gains and losses, since goodwill must be recorded in the local currency of the acquired entity. The new goodwill figure became $3,801 million.

At December 31, 2005, this goodwill had a net value of €3,223 million.

Sanford C. Bernstein Transaction (2000)
The total purchase price was U.S.$3.5 billion (€4.0 billion) and consisted of U.S.$1.5 billion in cash and 40.8 million newly issued private units of Alliance Capital (subsequently renamed AllianceBernstein). The cash was funded by AXA Financial through a financing agreement whereby, in June 2000, AXA Financial purchased units in the limited partnership Alliance Capital Management L.P. for an aggregate purchase price of U.S.$1.6 billion, and as a result recorded goodwill of €583 million. Added to the €3,689 million recorded at the time of the acquisition, the total goodwill linked to the acquisition of Sanford C. Bernstein amounted to €4,272 million.

At January 1, 2004, the net book value of this goodwill was €2,256 million under French GAAP. With the adoption of IFRS, this figure became U.S.$3,490 million due to the adjustment of the exercised puts (see below).

In connection with this acquisition, AXA Financial agreed, in 2000, to provide liquidity to the former shareholders of Sanford C. Bernstein over an eight-year period following a two-year lockout period. No more than 20% of the original units issued to former Sanford C. Bernstein shareholders may be put to AXA Financial in any one annual period.

The estimated exercise value of these commitments to minority interests is recognized on the balance sheet under “Minorities in controlled funds and other commitments to buy out minority interests”. This value is revalued every year depending on exercised puts and the change in the value of residual commitments, with a balancing entry to goodwill. The value of the liability on the balance sheet was €895 million at January 1, 2004, €494 million at December 31, 2004 after the exercise of two puts and €789 million at December 31, 2005. The goodwill recorded as a balancing entry for the revaluation of the liability was €508 million at January 1, 2004, €298 million at December 31, 2004 after the exercise of two puts and €559 million at December 31, 2005.

At December 31, 2005, this goodwill had a net value of €3,299 million.

Minority Interests’ Buyout - Sun Life & Provincial Holdings
(Subsequently Renamed AXA UK Holdings) (2000)
The total cost of the acquisition of the 44% minority interests in Sun Life & Provincial Holdings (SLPH) amounted to £2.3 billion (approximately €3.7 billion). The goodwill recorded was €1,971 million.

At January 1, 2004, the net book value of this goodwill was €1,660 million under French GAAP. With the adoption of IFRS, the goodwill was adjusted for unrealized foreign exchange gains and losses, since goodwill must be recorded in the local currency of the acquired entity. The new goodwill figure is made up of £959 million relating to UK entities, U.S.$114 million relating to U.S. entities and €31 million relating to French entities.

At December 31, 2005, this goodwill had a net value of €1,525 million.

AXA Nichidan (Subsequently Renamed AXA Life Japan) (2000)
The valuation of the assets transferred by AXA and the shareholders of Nippon Dantaï to the new joint entity, AXA Nichidan Holding, together with the two cash contributions made by AXA to increase AXA Nichidan’s capital generated a goodwill of €1,856 million. Following the 2001 revaluation of an intangible asset that decreased the opening shareholders’ equity by €130 million (group share), goodwill was increased.

At January 1, 2004, the net book value of this goodwill was €1,408 million under French GAAP. No adjustment was made relating to the adoption of IFRS. The net value of this goodwill in local currency terms is JPY 181,521 million.

In 2005, following a new estimate of the deferred tax assets recorded at the time of the Nippon Dantai acquisition, an equivalent amount (€70 million) was deducted from goodwill.

At December 31, 2005, the net value of this goodwill was €1,273 million.

Minority Interests’ Buyout - AXA China Region (2000)
The total transaction (buyout of 26% minority interests) amounted to €519 million and resulted in a goodwill of €300 million.

At January 1, 2004, the net book value of this goodwill was €253 million under French GAAP. With the adoption of IFRS, the goodwill was adjusted for unrealized foreign exchange gains and losses, since goodwill must be recorded in the local currency of the acquired entity. The new goodwill figure became HKD 2,510 million.

At December 31, 2005, this goodwill had a net value of €274 million.

Guardian Royal Exchange (1999)
The acquisition of GRE (Guardian Royal Exchange) in 1999 resulted in goodwill of €1,138 million. The goodwill relating to the English, Irish and Portuguese Property & Casualty subsidiaries was mainly due to a significant deficiency in insurance claims reserves, and was impaired in 1999 for €446 million (€259 million net group share), representing the deficiency observed in the opening reserves. Following a review of the risks insured and the resulting additional technical reserves booked in 2000, the opening shareholders’ equity of the British entities of the former GRE group was revised and, therefore, goodwill modified (at December 31, 2000, gross goodwill was €1,261 million and net goodwill €770 million).

At January 1, 2004, the net book value of this goodwill was €688 million under French GAAP. With the adoption of IFRS, the goodwill figure was made up of £238 million relating to UK entities and €346 million relating to German entities.

At December 31, 2005, the net value of this goodwill was €691 million.

Royale Belge (1998)
At December 31, 1999, gross goodwill from the buyout of the 51% minority interests of Royale Belge amounted to €1,007 million, of which €337 million was charged directly to retained earnings and reserves.

At January 1, 2004, the net book value of this goodwill was €547 million under French GAAP. With the adoption of IFRS, this goodwill became €565 million.

In 2004, goodwill was written down by €33 million in relation to the Netherlands P&C business. Goodwill was reduced by a further €18 million following the disposal of Unirobe in early 2004.

At December 31, 2005, this goodwill had a net value of €514 million.

UAP (1997)
In 1997, AXA acquired UAP, resulting in goodwill of €1,863 million, of which €1,641 million was charged directly to retained earnings and reserves. As a result of purchase accounting adjustments made in 1998 and in 1999, the total goodwill increased to €1,866 million at December 31, 1999, of which €1,584 million represented the amount charged directly to retained earnings and reserves.

In 2003, following the release of a provision recorded when the Group acquired German activities in 1997 and which took place after the Group sold its stake in Colonia Re JV to General Re, an exceptional amortization of €57 million was recognized.

At January 1, 2004, the net book value of this goodwill was €293 million under French GAAP, including net goodwill relating to AXA Colonia. With the adoption of IFRS, additional goodwill of £178 million was booked following the write- off of portfolio value on investment contracts without discretionary participating features by the UK Life & Savings subsidiary. The new goodwill figure is made up of €265 million relating to French, German and Belgian entities and £183 million relating to UK entities.

At December 31, 2005, the net book value of the goodwill was €534 million.

Note 7: Value of purchased life business in force

The change in value of business in force in Life & Savings segment was as follows:

(in euro millions)
	2005	2004
Gross carrying value as at January 1	5,474	5,005
Accumulated amortization and impairment	(1,821)	(1,414)
Shadow accounting on VBI	(530)	(380)
Net carrying value as at January 1	3,123	3,210
Increase following Life portfolio acquisitions	–	–
Decrease following Life portfolio disposals	–	–
Increase following new subsidiaries acquisitions	–	694
Decrease following subsidiaries disposals	–	–
Decrease following the transfer of portfolios as “held for sale”	–	–
Impacts on VBI of changes in scope and portfolios transfers	–	694
VBI capitalization	8
Capitalized interests	155	56
Impairment for the period (a)	(722)	(524)
Changes in VBI amortization, capitalization and impairment	(558)	(468)
Change in shadow accounting on VBI	(161)	(163)
Currency translation	180	(149)
Other changes	38	–
Net carrying value as at December 31	2,623	3,123
Gross carrying value as at December 31	5,760	5,474
Accumulated amortization and impairment	(2,444)	(1,821)
Shadow accounting on VBI	(694)	(530)

(a) Includes the amortization charge for the period, eventual loss of value and, exceptionally in 2004 capitalized interests relating to the United States and Japan.

The €694 million increase in value in 2004 corresponded to the acquisition of MONY in the United States.

In 2005, amortization included an exceptional charge of €219 million in Japan, reflecting a 2005 change in future financial assumptions.

Note 8: Deferred acquisition costs
and similar costs

8.1. Breakdown of deferred acquisition costs

(in euro millions)
	December 31, 2005	December 31, 2004
Net deferred acquisition costs relating to Life & Savings (a)	13,958	11,729
Net rights to future managements fees (b)	960	692
Shadow accounting on DAC	(889)	(767)
Deferred acquisition costs and similar costs relating to Life & Savings	14,028	11,654
Deferred acquisition costs and equivalent relating to Property & Casualty and International Insurance	1,447	1,354
Net deferred acquisition costs and similar costs	15,475	13,008

DAC = Deferred Acquisition Costs.
(a) Applicable to Life & Savings insurance contracts and investment contracts with discretionary participation features according to IFRS 4. Amounts net of cumulative amortization.
(b) Applicable to investment contracts with no discretionary participation features.

8.2. Life rollforward of deferred acquisition costs

Changes in deferred acquisition costs and similar costs were as follows:

(in euro millions)
	2005		2004
	Deferred Acquisition Costs Life & Savings (a)	Rights to future management fees (b)	Deferred Acquisition Costs Life & Savings (a)	Rights to future management fees (b)
Deferred acquisition costs and similar costs net carrying value as at January 1	10,962	692	10,260	499
Decrease following Life portfolio disposals	–	–	–	–
Increase following new subsidiaries acquisitions	–	–	–	–
Decrease following subsidiaries disposals	–	–	–	–
Decrease following the transfer of portfolios as “held for sale”	–	–	–	–
Impact of changes in scope and portfolios transfers	–	–	–	–
Change in amortization (c)	(1,649)	(60)	(973)	(47)
Capitalized interests for the period	602	–	109
DAC and similar costs capitalization for the period	2,251	309	2,207	250
Changes in amortization, capitalization and impairment	1,205	249	1,342	203
Shadow accounting on DAC	(86)	–	(157)
Currency translation	935	19	(485)	(9)
Other changes	53	(1)	1	(1)
Life deferred acquisition costs and similar costs net carrying value as at December 31	13,068	960	10,962	692
Of which shadow accounting on DAC	889		767
TOTAL	14,028		11,654

DAC = Deferred Acquisition Costs.
(a) Relating to contracts subject to IFRS 4, i.e. insurance contracts and investment contracts with discretionary participating features. Also corresponds to the Life & Savings segment.
(b) Applicable to investment contracts with no discretionary participation features.
(c) Includes the amortization charge for the period, eventual loss of value and, exceptionally in 2004, capitalized interests relating to the United States and Japan.

8.3. Deferred acquisition costs and similar costs, net of amortization, unearned revenue reserve and unearned fee reserves – Life & Savings

The value of Life & Savings deferred acquisition costs and similar costs, net of amortization and reserves for unearned revenues and fees, was as follows:

(in euro millions)
	December 31, 2005		December 31, 2004
	Deferred Acquisition Costs Life & Savings (a)	Rights to future management fees (b)	Deferred Acquisition Costs Life & Savings (a)	Rights to future management fees (b)
DAC net of amortization	13,068	960	10,962	692
Of which shadow DAC	(889)	–	(767)
Unearned revenue reserves	1,641	194	1,582	93
Of which shadow URR	(431)	–	(298)
DAC net of amortization and URR	11,428	766	9,380	599
Total for all types of contracts	12,193	–	9,979

DAC = Deferred Acquisition Costs.
(a)  Applicable to Life & Savings insurance contracts and investment contracts with discretionary participation features according to IFRS 4.
(b) Applicable to investment contracts with no discretionary participation features (IAS 39).

Note 9: Other intangible assets

Other intangible assets (€1,074 million at December 31, 2005) mainly include:

  the AXA brand brought by FINAXA as part of the merger in 2005, valued at €307 million on the basis of brand royalties invoiced to Group subsidiaries and to the Mutuelles AXA;
  the value of asset management contracts at Framlington (acquired by AXA IM in 2005), for an amount of €182 million;
  €106 million relating to MONY, including an amortizable amount of €48 million relating to client relationships and €51 million relating to asset management contracts;
  an amortizable amount of €393 million relating to software.

Note 10: Investments

The method for determining the fair value of investments stated at cost or amortized cost is as follows:

  For real estate investments, fair value determination is usually based on studies conducted by qualified external appraisers. They are based on a multi–criteria approach, the frequency and terms of which are based on local requirements.
  Fair values of mortgages, policy loans and other loans are estimated by discounting future contractual cash–flows using interest rates at which loans with similar characteristics and credit quality would be originated. Fair values of doubtful loans are limited to the estimated fair value of the underlying collateral, if lower than the estimated discounted cash–flows.
  In other cases, fair value is estimated based on financial and other information available in the market, or estimated discounted cash flows, including a risk premium.

Estimated fair values do not take into account supplemental charges or reductions due to selling costs that may be incurred, nor the tax impact of realizing unrealized capital gains and losses.

10.1. Breakdown of financial assets

(in euro millions)
	December 31, 2005
	Insurance			Other activities			Total
	Fair value	Net book	% (val. Balance	Fair value	Net book	% (val. Balance	Fair value	Net book	% (val. Balance
		value	sheet)		value	sheet)		value	sheet)
Investment properties at amortized cost	11,256	7,832	1.71%	357	314	3.12%	11,613	8,146	1.74%
Investment properties at fair value through profit & loss (a)	4,979	4,979	1.08%	–	–	–	4,979	4,979	1.06%
Macro hedge and speculative derivatives	–	–	–	–	–	–	–	–	–
Investment properties	16,235	12,810	2.79%	357	314	3.12%	16,592	13,124	2.80%
Fixed maturities held to maturity	–	–	–	–	–	–	–	–	–
Fixed maturities available for sale	189,451	189,451	41.26%	5,739	5,739	56.91%	195,190	195,190	41.59%
Fixed maturities at fair value through profit & loss (a)	43,413	43,413	9.45%	737	737	7.30%	44,150	44,150	9.41%
Fixed maturities held for trading	142	142	0.03%	1,547	1,547	15.34%	1,689	1,689	0.36%
Non quoted fixed maturities (amortized cost)	20	20	–	2	2	0.02%	22	22	–
Fixed maturities	233,027	233,027	50.75%	8,025	8,025	79.58%	241,052	241,052	51.37%
Equity securities available for sale	27,680	27,680	6.03%	571	571	5.67%	28,251	28,252	6.02%
Equity securities at fair value through profit & loss (a)	18,804	18,804	4.09%	48	48	0.48%	18,852	18,852	4.02%
Equity securities held for trading	101	101	0.02%	308	308	3.06%	409	409	0.09%
Equity securities	46,585	46,585	10.14%	928	928	9.20%	47,512	47,513	10.12%
Non controlled investment funds available for sale	3,221	3,221	0.70%	201	201	1.99%	3,422	3,422	0.73%
Non controlled investment funds at fair value through profit & loss (a)	1,917	1,917	0.42%	73	73	0.73%	1,990	1,990	0.42%
Non controlled investment funds held for trading	195	195	0.04%	22	22	0.22%	217	217	0.05%
Non controlled investment funds	5,333	5,333	1.16%	296	296	2.94%	5,629	5,629	1.20%
Other assets held by consolidated investment funds designated as at fair value through profit & loss	1,912	1,912	0.42%	–	–	–	1,912	1,912	0.41%
Macro hedge and speculative derivatives	(209)	(209)	–	198	198	1.97%	(11)	(11)	–
Financial investments	286,647	286,647	62.42%	9,447	9,447	93.68%	296,093	296,094	63.09%
Loans held to maturity	–	–	–	1	1	0.01%	1	1	–
Loans available for sale	–	–	–	23	23	0.23%	23	23	–
Loans designated as at fair value through profit & loss (a)	125	125	0.03%	–	–	–	125	125	0.03%
Loans trading	–	–	–	248	248	2.46%	248	248	0.05%
Mortgage loans	7,548	7,230	1.57%	(38)	(38)	(0.38%)	7,510	7,192	1.53%
Other loans (b)	11,054	10,977	2.39%	74	74	0.74%	11,129	11,051	2.35%
Macro hedge and speculative derivatives	–	–	–	15	15	0.15%	15	15	–
Loans	18,728	18,332	3.99%	323	323	3.20%	19,051	18,655	3.98%
Assets backing contracts where the financial risk is borne by policyholders	141,410	141,410	30.79%				141,410	141,410	30.13%
FINANCIAL ASSETS	463,020	459,200	100.00%	10,127	10,084	100.00%	473,146	469,284	100.00%
Financial investments and loans (c)	305,375	304,980	66.42%	9,770	9,770	96.88%	315,144	314,749	67.07%
– of which quoted	244,342	244,342	53.21%	8,741	8,741	86.69%	253,083	253,083	53.93%
– of which unquoted	61,032	60,637	13.20%	1,028	1,028	10.20%	62,061	61,665	13.14%
Financial assets (excluding those backing contrats where the financial risk is borne by policyholders)	321,609	317,790	69.21%
Life & Savings	272,271	268,885	58.56%
Property & Casualty	39,892	39,458	8.59%
International Insurance	9,447	9,447	2.06%

NB: Each investment caption is presented net of hedge derivatives (IAS 39) and economic hedge derivatives which are recognized as hedge in the meaning of IAS 39 (excluding macro hedge derivatives and other derivatives).
(a) Use of fair value option.
(b) Primarily Policy loans.
(c) Excluding investments backing contracts where the financial risk is borne by policyholders.

(in euro millions)
	December 31, 2004
	Insurance			Other activities			Total
	Fair value	Net book value	% (val. Balance sheet)	Fair value	Net book value	% (val. Balance sheet)	Fair value	Net book value	% (val. Balance sheet)
Investment properties at amortized cost	10,293	7,683	1.95%	82	61	0.54%	10,375	7,744	1.91%
Investment properties at fair value through profit & loss (a)	4,550	4,550	1.15%	–	–	–	4,550	4,550	1.12%
Macro hedge and speculative derivatives	–	–	–	–	–	–	–	–	–
Investment properties	14,843	12,233	3.10%	82	61	0.54%	14,925	12,294	3.03%
Fixed maturities held to maturity	–	–	–	–	–	–	–	–	–
Fixed maturities available for sale	164,650	164,650	41.76%	6,577	6,577	58.02%	171,227	171,227	42.22%
Fixed maturities at fair value through profit & loss (a)	41,886	41,886	10.62%	1,197	1,197	10.56%	43,083	43,083	10.62%
Fixed maturities held for trading	4	4	–	1,620	1,620	14.29%	1,624	1,624	0.40%
Non quoted fixed maturities (amortized cost)	26	23	0.01%	2	2	0.02%	29	26	0.01%
Fixed maturities	206,566	206,563	52.39%	9,396	9,396	82.89%	215,962	215,959	53.25%
Equity securities available for sale	22,249	22,249	5.64%	642	642	5.66%	22,891	22,891	5.64%
Equity securities at fair value through profit & loss (a)	16,847	16,847	4.27%	39	39	0.34%	16,886	16,886	4.16%
Equity securities held for trading	258	258	0.07%	96	96	0.85%	354	354	0.09%
Equity securities	39,354	39,354	9.98%	777	777	6.85%	40,131	40,131	9.89%
Non controlled investment funds available for sale	2,920	2,920	0.74%	65	65	0.58%	2,985	2,985	0.74%
Non controlled investment funds at fair value through profit & loss (a)	2,093	2,093	0.53%	45	45	0.40%	2,138	2,138	0.53%
Non controlled investment funds held for trading	232	232	0.06%	–	–	–	232	232	0.06%
Non controlled investment funds	5,245	5,245	1.33%	110	110	0.97%	5 ,355	5,355	1.32%
Other assets held by consolidated investment funds designated as at fair value through profit & loss	596	596	0.15%	–	–	–	596	596	0.15%
Macro hedge and speculative derivatives	(242)	(242)	–	536	536	4.73%	294	294	0.07%
Financial investments	251,519	251,516	63.80%	10,820	10,820	95.44%	262,339	262,336	64.68%
Loans held to maturity	2	2	–	–	–	–	2	2	–
Loans available for sale	–	–	–	23	23	0.20%	23	23	0.01%
Loans designated as at fair value through profit & loss (a)	377	377	0.10%	–	–	–	377	377	0.09%
Loans held for trading	–	–	–	258	258	2.28%	258	258	0.06%
Mortgage loans	7,452	7,044	1.79%	21	21	0.18%	7,472	7,065	1.74%
Other loans (b)	10,798	10,690	2.71%	84	78	0.69%	10,882	10,768	2.65%
Macro hedge and speculative derivatives	–	–	–	76	76	0.67%	76	76	0.02%
Loans	18,629	18,114	4.59%	462	456	4.02%	19,091	18,569	4.58%
Assets backing contracts where the financial risk is borne by policyholders	112,387	112,387	28.51%				112,387	112,387	27.71%
FINANCIAL ASSETS	397,379	394,250	100.00%	11,364	11,336	100.00%	408,743	405,586	100.00%
Financial investments and loans (c)	270,148	269,630	68.39%	11,282	11,275	99.46%	281,430	280,905	69.26%
– of which quoted	216,715	216,710	54.97%	10,436	10,436	92.06%	227,151	227,146	56.00%
– of which unquoted	53,432	52,919	13.42%	846	840	7.41%	54,278	53,759	13.25%
Financial assets (excluding those backing contrats where the financial risk is borne by policyholders)	284,992	281,863	71.49%
Life & Savings	243,464	240,741	61.06%
Property & Casualty	34,231	33,825	8.58%
International Insurance	7,297	7,297	1.85%

NB: Each investment caption is presented net of hedge derivatives (IAS 39) and economic hedge derivatives which are recognized as hedge in the meaning of IAS 39 (excluding macro hedge derivatives and other derivatives).
(a) Use of fair value option.
(b) Primarily Policy loans.
(c) Excluding investments backing contracts where the financial risk is borne by policyholders.

10.2. Investment properties

Breakdown of book value and fair value:

(in euro millions)
	December 31, 2005					December 31, 2004
	Gross value (gross of impairment and amortization) (a)	Impairment (a)	Accumulated impairment (a)	Carrying value (b)	Fair value (b)	Gross value (gross of impairment and amortization) (a)	Impairment (a)	Accumulated impairment (a)	Carrying value (b)	Fair value (b)
Investment properties at amortized cost	9,650	(1,474)	(345)	7,832	11,256	9,243	(1,325)	(236)	7,683	10,293
Investment properties at fair value				4,979	4,979				4,550	4,550
Macro hedge and speculative derivatives				–	–				–	–
Total Insurance				12,810	16,235				12,233	14,843
Investment properties at amortized cost	319	(5)	–	314	357	78	–	(17)	61	82
Investment properties at fair value				–	–
Macro hedge and speculative derivatives					––				–	–
Total Others				314	357				61	82
Investment properties at amortized cost	9,970	(1,479)	(345)	8,146	11,613	9,321	(1,324)	(253)	7,744	10,375
Investment properties at fair value				4,979	4,979				4,550	4,550
Macro hedge and speculative derivatives				–	–				–	–
TOTAL – All activities				13,124	16,592				12,294	14,925

(a) Excludes potential effect of hedging derivatives, other derivatives, macro hedge and speculative (section 20.3.).
(b) Includes potential effect of hedging derivatives and other derivatives (excluding macro hedge and speculatives).

Investment properties includes buildings owned directly and through consolidated real estate companies. Investment properties stated at fair value on the balance sheet mainly consists of assets backing with–profit contracts. It also includes the unallocated portion of real estate companies, part of which is used to back unit–linked contracts in which the financial risk is borne by the policyholder.

Change in impairment and amortization of investment properties (all activities):

(in euro millions)
	Impairment - Investment properties		Amortization - Investment properties
	2005	2004	2005	2004
January 1, 2005	253	325	1,324	1,274
Increase for the period	88	121	222	123
Write back following sale or reimbursement	(88)	(54)	(91)	(78)
Write back following recovery in value	(68)	(138)
Others (a)	(*) 160	(1)	24	5
December 31, 2005	345	253	1,479	1,324

(a) includes mainly change in scope of consolidation and change in exchange rates.
(*) of which €100 million relating to investment properties at amortized cost presented net of impairment in 2004.

10.3. Unrealized gains and losses on financial investments

Unrealized capital gains and losses on financial investments, including the value of corresponding derivative instruments, are broken down as follows:

INSURANCE

(in euro millions)
	December 31, 2005					December 31, 2004
	Amortized cost (a)	Fair value	Net book value (b)	Unrealized gains	Unrealized losses	Amortized cost (a)	Fair value	Net book value (b)	Unrealized gains	Unrealized losses
Fixed maturities held to maturity	–	–	–	–	–	–	–	–	–	–
Fixed maturities available for sale	175,360	189,451	189,451	15,309	1,092	152,552	164,650	164,650	13,025	928
Fixed maturities designated as at fair value through profit & loss		43,413	43,413				41,886	41,886
Fixed maturities held for trading		142	142				4	4
Non quoted fixed maturities (amortized cost)	20	20	20	–	–	23	26	23	3	–
Fixed maturities		233,027	233,027				206,566	206,563
Equity securities available for sale	22,691	27,679	27,680	8,190	252	17,913	22,249	22,249	4 583	247
Equitiy securities at fair value through profit & loss		18,804	18,804				16,847	16,847
Equity securities held for trading		101	101				258	258
Equity securities		46,584	46,585				39,354	39,354
Non consolidated investment funds available for sale	2,818	3,221	3,221	530	10	2,640	2,920	2,920	288	8
Non consolidated investment funds at fair value through profit & loss		1,917	1,917				2,093	2,093
Non consolidated investment funds held for trading		195	195				232	232
Non consolidated investment funds		5,333	5,333				5,245	5,245
Other assets held by consolidated investment funds designated as at fair value through profit & loss		1,912	1,912				596	596
Macro hedge and other derivatives		(209)	(209)				(242)	(242)
Total financial investments of insurance activities		286,646	286,647				251,519	251,516

(a) Excludes impairment but includes premium / discount and relating amortization.
(b) Net of impairment which are detailed in section 10.8.

OTHER ACTIVITIES

(in euro millions)
	December 31, 2005					December 31, 2004
	Amortized cost (a)	Fair value	Net book value (b)	Unrealized gains	Unrealized losses	Amortized cost (a)	Fair value	Net book value (b)	Unrealized gains	Unrealized losses
Fixed maturities held to maturity	–	–	–	–	–	–	–	–	–	–
Fixed maturities available for sale	5,725	5,739	5,739	26	12	6,525	6,577	6,577	52	1
Fixed maturities designated as at fair value through profit & loss		737	737				1,197	1,197
Fixed maturities held for trading		1,547	1,547				1,620	1,620
Non quoted fixed maturities (amortized cost)	2	2	2	–	–	2	2	2	–	–
Fixed maturities		8,025	8,025				9,396	9,396
Equity securities available for sale	666	571	571	167	–	553	642	642	90	1
Equitiy securities at fair value through profit & loss		48	48				39	39
Equity securities held for trading		308	308				96	96
Equity securities		928	928		–		777	777
Non consolidated investment funds available for sale	199	201	201	2	–	62	65	65	3	–
Non consolidated investment funds at fair value through profit & loss		73	73				45	45
Non consolidated investment funds held for trading		22	22				–	–
Non consolidated investment funds		296	296				110	110
Other assets held by consolidated investment funds designated as at fair value through profit & loss		–	–				–	–
Macro hedge and other derivatives		198	198				536	536
Total financial investments of insurance activities		9,447	9,447				10,820	10,820

(a) Excludes impairment but includes premium / discount and relating amortization.
(b) Net of impairment which are detailed in section 10.8.

TOTAL

(in euro millions)
	December 31, 2005					December 31, 2004
	Amortized cost (a)	Fair value	Net book value (b)	Unrealized gains	Unrealized losses	Amortized cost (a)	Fair value	Net book value (b)	Unrealized gains	Unrealized losses
Fixed maturities held to maturity	–	–	–	–	–	–	–	–	–	–
Fixed maturities available for sale	181,085	195,190	195,190	15,335	1,104	159,077	171,227	171,227	13,078	928
Fixed maturities designated as at fair value through profit & loss		44,150	44,150				43,083	43,083
Fixed maturities held for trading		1,689	1,689				1,624	1,624
Non quoted fixed maturities (amortized cost)	23	22	22	–	–	26	29	26	3	–
Fixed maturities		241,052	241,052				215,962	215,959
Equity securities available for sale	23,357	28,251	28,252	8,357	252	18,466	22,891	22,891	4,673	248
Equitiy securities at fair value through profit & loss		18,852	18,852				16,886	16,886
Equity securities held for trading		409	409				354	354
Equity securities		47,512	47,513				40,131	40,131
Non consolidated investment funds available for sale	3,017	3,422	3,422	532	10	2,703	2,985	2,985	291	8
Non consolidated investment funds at fair value through profit & loss		1,990	1,990				2,138	2,138
Non consolidated investment funds held for trading		217	217				232	232
Non consolidated investment funds		5,629	5,629				5,355	5,355
Other assets held by consolidated investment funds designated as at fair value through profit & loss		1,912	1,912				596	596
Macro hedge and other derivatives		(11)	(11)				294	294
Total financial investments of insurance activities		296,093	296,094				262,339	262,336
(a) Excludes impairment but includes premium / discount and relating amortization.
(b) Net of impairment which are detailed in section 10.8.

See also table 10.8.1. (Breakdown of balance sheet value of financial assets subject to impairment).

10.4. Fixed maturities by type of issuer

(in euro millions)
	December 31, 2005 Carrying value (a)	December 31, 2004 Carrying value (a)
Fixed maturities of the French State	29,749	31,897
Fixed maturities of Foreign States	81,364	61,849
Fixed maturities of French or Foreign local administration	2,237	7,504
Fixed maturities of the public and semi-public sectors	36,830	29,347
Fixed maturities of the private sector	77,229	67,704
Fixed maturities guaranteed by a mortgage	7,779	12,636
Fixed maturities from other issuers	5,829	4,654
Hedging derivatives and other derivatives	36	367
FIXED MATURITIES	241,052	215,959

(a) Excludes potential effect of hedging derivatives, other derivatives, macro hedge and speculative (section 20.3.). Fair value is equal to carrying value.

Additional information on credit risk relating to bonds can be found in note 5 (Financial and insurance risk management).

10.5. Contractual maturities and exposure to interest rate risk

The tables below set out the contractual maturities of fixed–income assets held by the Group. Effective maturities may differ from those presented, mainly because some assets include clauses allowing early redemption, with or without penalty.

(in euro billions)
	Net carrying amount by maturity as of December 31, 2005
	12 months or less	More than 1 year up to 5 years	More than 5 years	Total net carrying value
Invested financial assets exposed to fair value interest rate risk
Fixed maturities available for sale	11	42	133	185
Fixed maturities at fair value through profit & loss (a)	3	15	8	26
Fixed maturities held by consolidated investment funds (b)	–	16	3	19
SUB-TOTAL FIXED MATURITIES	14	74	143	230
Loans at amortized cost	1	4	11	15
Loans available for sale	–	–	–	–
Loans at fair value through profit & loss (a)	–	–	–	–
SUB-TOTAL LOANS	1	4	11	15
TOTAL – Invested financial assets exposed to fair value interest rate risk	14	77	154	245
Invested financial assets exposed to cash flow interest rate risk
Fixed maturities available for sale	–	2	8	10
Fixed maturities at fair value through profit & loss (a)	–	–	1	1
Fixed maturities held by consolidated investment funds (b)	–	–	–	–
SUB-TOTAL FIXED MATURITIES	–	2	8	11
Loans at amortized cost	–	–	2	3
Loans available for sale	–	–	–	–
Loans designated at fair value through profit & loss (a)	–	–	–	–
SUB-TOTAL LOANS	–	–	2	3
TOTAL – Invested financial assets exposed to cash flow interest rate risk	1	3	10	13
Total invested financial assets exposed to interest rate risk	15	80	164	259

Excludes loans and bonds held until maturity, unlisted bonds, the impact of derivatives (detailed in section 20.3.) and loans and bonds representing contracts where the financial risk is borne by the policyholders.
(a) Corresponds to financial assets held for trading purposes and financial assets recognized at fair value trough income.
(b) Recognized at fair value through income.

(in euro billions)
	Net carrying amount by maturity as of December 31, 2004
	12 months or less	More than 1 year up to 5 years	More than 5 years	Total net carrying value
Invested financial assets exposed to fair value interest rate risk
Fixed maturities available for sale	9	41	111	162
Fixed maturities at fair value through profit & loss (a)	2	7	15	25
Fixed maturities held by consolidated investment funds (b)	–	13	6	19
SUB-TOTAL FIXED MATURITIES	11	62	133	206
Loans at amortized cost	1	4	10	15
Loans available for sale	–	–	–	–
Loans at fair value through profit & loss (a)	–	–	–	–
SUB-TOTAL LOANS	1	4	10	15
TOTAL – Invested financial assets exposed to fair value interest rate risk	13	65	143	221
Invested financial assets exposed to cash flow interest rate risk
Fixed maturities available for sale	–	3	6	9
Fixed maturities at fair value through profit & loss (a)	–	–	1	1
Fixed maturities held by consolidated investment funds (b)	–	–	–	–
SUB-TOTAL FIXED MATURITIES	–	3	7	10
Loans at amortized cost	–	–	1	2
Loans available for sale	–	–	–	–
Loans at fair value through profit & loss (a)	–	–	–	1
SUB-TOTAL LOANS	1	1	2	3
TOTAL – Invested financial assets exposed to cash flow interest rate risk	1	3	8	13
Total invested financial assets exposed to interest rate risk	13	69	151	233

Excludes loans and bonds held until maturity, unlisted bonds, the impact of derivatives (detailed in section 20.3.) and loans and bonds representing contracts where the financial risk is borne by the policyholders.
(a) Corresponds to financial assets held for trading purposes and financial assets recognized at fair value through income.
(b) Recognized at fair value through income.

10.6. Exposure to price risk

The breakdown by industry sector of equities owned across the whole Group is as follows:

(in euro millions)
	Finance	Consumer	Energy	Communications	Industrial	Utilities	Basic Materials	Technology	Other	TOTAL
Equities available for sale	10,034	3,055	3,214	1,117	3,853	1,892	1,553	1,316	2,394	28,429
Equities securities at fair value through profit & loss	3,383	3,530	144	51	511	460	606	226	1,986	10,897
Sub-total: Equities held directly	13,417	6,585	3,359	1,168	4,364	2,352	2,159	1,542	4,380	39,326
Equities held by consolidated mutual funds (b)	3,871	691	352	181	376	53	399	315	2,126	8,364
Total equities as of December 31, 2005 (a)	17,288	7,276	3,710	1,349	4,740	2,405	2,559	1,857	6,506	47,690

(a) Excludes the impact of derivatives (detailed in section 20.3.) and securities in real estate companies.
(b) Recognized at fair value through profit & loss.

(in euro millions)

	Finance	Consumer	Energy	Communications	Industrial	Utilities	Basic Materials	Technology	Other	TOTAL
Equities available for sale	8,092	2,375	2,211	1,433	3,316	1,356	937	1,040	2,063	22,823
Equities securities at fair value through profit & loss	2,892	3,544	139	78	415	451	597	146	1,858	10,120
Sub-total: Equities held directly	10,983	5,919	2,350	1,511	3,731	1,807	1,535	1,186	3,921	32,943
Equities held by consolidated mutual funds (b)	2,631	709	271	233	333	64	256	224	2,412	7,134
Total equities as of December 31, 2004 (a)	13,615	6,628	2,621	1,745	4,064	1,871	1,791	1,410	6,333	40,077

(a) Excludes the impact of derivatives (detailed in section 20.3.) and securities in real estate companies.
(b) Recognized at fair value through profit & loss.

10.7. Non controlled investments funds

Excluding equity-accounted mutual funds (which had a total value of €1,081 million at the end of 2005 and €1,437 million at the end of 2004), the breakdown of mutual funds not controlled by AXA is as follows:

(in euro millions)
	December 31, 2005
	Insurance		Other		Total
	Fair value (a)	Amortized cost	Fair value (a)	Amortized cost	Fair value (a)	Amortized cost
Non controlled investment funds available for sale mainly holding equity securities	1,045	847	3	1	1,048	848
Non controlled investment funds at fair value through profit & loss mainly holding equity securities	699	–	73	–	772	–
Non controlled investment funds trading mainly holding equity securities	–	–	22	–	22	–
Non controlled investment funds mainly holding equity securities	1,743	–	98	–	1,841	–
Non controlled investment funds available for sale mainly holding fixed maturities	859	818	–	–	859	818
Non controlled investment funds mainly as at fair value through profit & loss mainly holding fixed maturities	8	–	–	–	8	–
Non controlled investment funds trading mainly holding fixed maturities	195	–	–	–	195	–
Non controlled investment funds mainly holding fixed maturities	1,062	–	–	–	1,063	–
Other non controlled investment funds available for sale	1,228	1,037	198	198	1,426	1,235
Other non controlled investment funds at fair value through profit & loss	129	–	–	–	129	–
Other non controlled investment funds held for trading	–	–	–	–	–	–
Other non controlled investment funds	1,357	–	198	–	1,555	–
Derivatives (hedge accounting) and other derivatives	89	(2)	–	–	89	(2)
TOTAL	4,252	–	296	–	4,548	–

(a) Excludes potential effect of hedging derivatives, other derivatives, macro hedge and speculative (section 20.3.).

(in euro millions)
	December 31, 2004
	Insurance		Other			Total
	Fair value (a)	Amortized cost	Fair value (a)	Amortized cost	Fair value (a)	Amortized cost
Non controlled investment funds available for sale mainly holding equity securities	780	704	4	3	784	707
Non controlled investment funds at fair value through profit & loss mainly holding equity securities	539	–	–	–	539	–
Non controlled investment funds trading mainly holding equity securities	–	–	–	–	–	–
Non controlled investment funds mainly holding equity securities	1,319	–	4	–	1,323	–
Non controlled investment funds available for sale mainly holding fixed maturities	1,442	1,351	39	38	1,481	1,389
Non controlled investment funds mainly as at fair value through profit & loss mainly holding fixed maturities	90	–	–	–	90	–
Non controlled investment funds trading mainly holding fixed maturities	199	–	–	–	199	–
Non controlled investment funds mainly holding fixed maturities	1,731	–	39	–	1,770	–
Other non controlled investment funds available for sale	699	586	22	21	721	607
Other non controlled investment funds at fair value through profit & loss	27	–	45	–	72	–
Other non controlled investment funds held for trading	–	–	–	–	–	–
Other non controlled investment funds	726	–	67	–	793	–
Derivatives (hedge accounting) and other derivatives	32	–	–	–	32	–
TOTAL	3,808	–	110	–	3,918	–

(a) Excludes potential effect of hedging derivatives, other derivatives, macro hedge and speculative (section 20.3.).

10.8. Financial assets subject to impairment

10.8.1. Breakdown of financial assets subject to impairment (excluding investment properties)

(in euro millions)

	December 31, 2005
	Cost before impairment and revaluation to fair value (a)	Impairment	Cost after impairment but before revaluation to fair value (b)	Revaluation to fair value	Net book value (Carrying value)
Fixed maturities held to maturity	–	–	–	–	–
Fixed maturities available for sale	181,085	(126)	180,959	14,231	195,190
Non quoted fixed maturities (amortized cost)	23	–	22	–	22
Fixed maturities	181,108	(126)	180,982	14,231	195,213
Equity securities	23,357	(3,210)	20,147	8,105	28,252
Non controlled investment funds available for sale	3,017	(118)	2,899	522	3,422
Loans held to maturity	1	–	1	–	1
Loans available for sale	23	–	23	–	23
Mortgage loans	7,260	(26)	7,235	(43)	7,192
Others loans (c)	11,126	(79)	11,047	4	11,051
Loans	18,411	(105)	18,306	(39)	18,267
TOTAL	225,892	(3,558)	222,334	22,819	245,153

NB: Each investment caption is presented net of hedge derivatives (IAS 39) and economic hedge derivatives which are recognized as hedge in the meaning of IAS 39 (excluding macro hedge derivatives and other derivatives). Detailed effect of derivatives is presented in the note 20 “Derivative instruments”.
(a) Asset value including amortization, premium and accrued interests, but before impairment and reevaluation to fair value of assets available for sale.
(b) Asset value including impairment, amortization, premium, accrued interests, but before reevaluation to fair value of assets available for sale.
(c) Including policy loans.

(in euro millions)
	December 31, 2004
	Cost before impairment and revaluation to fair value (a)	Impairment	Cost after impairment but before revaluation to fair value (b)	Revaluation to fair value	Net book value (Carrying value)
Fixed maturities held to maturity	–	–	–	–	–
Fixed maturities available for sale	159,440	(362)	159,077	12,149	171,227
Non quoted fixed maturities (amortized cost)	26	–	26	–	26
Fixed maturities	159,466	(363)	159,103	12,149	171,252
Equity securities	22,405	(3,939)	18,466	4,425	22,891
Non controlled investment funds available for sale	2,869	(166)	2,703	283	2,985
Loans held to maturity	2	–	2	–	2
Loans available for sale	23	–	23	–	23
Mortgage loans	7,093	(28)	7,065	–	7,065
Others loans (c)	11,071	(304)	10,768	–	10,768
Loans	18,190	(332)	17,858	–	17,858
TOTAL	202,929	(4,800)	198,129	16,858	214,986

NB: Each investment caption is presented net of hedge derivatives (IAS 39) and economic hedge derivatives which are recognized as hedge in the meaning of IAS 39 (excluding macro hedge derivatives and other derivatives). Detailed effect of derivatives is presented in the note 20 “Derivative instruments”.
(a) Asset value including amortization, premium and accrued interests, but before impairment and reevaluation to fair value of assets available for sale.
(b) Asset value including impairment, amortization, premium, accrued interests, but before reevaluation to fair value of assets available for sale.
(c) Including policy loans.

10.8.2. Change in impairment on invested assets (excluding investment properties)

(in euro millions)
	January 1, 2005	Increase for the period	Write back following sale or reimbursement	Write back following recovery in value	Other (a)	December 31, 2005
Impairment – fixed maturities	363	26	(171)	(3)	(88)	126
Impairment – equity securities	3,939	137	(937)	–	71	3,210
Impairment – non controlled investment funds	166	10	(66)	–	8	118
Impairment – loans	332	37	(25)	(15)	(224)	105
TOTAL	4,800	209	(1,200)	(18)	(233)	3,558
(a) Change in scope of consolidation and variation of exchange rate.

(in euro millions)
	January 1, 2004	Increase for the period	Write back following sale or reimbursement	Write back following recovery in value	Other (a)	December 31, 2004
Impairment – fixed maturities	531	46	(203)	(14)	3	363
Impairment – equity securities	5,493	286	(1,878)	–	37	3,939
Impairment – non controlled investment funds	280	13	(122)		(4)	166
Impairment – loans	138	36	(66)	(5)	230	332
TOTAL	6,442	381	(2,268)	(19)	265	4,800
(a) Change in scope of consolidation and variation of exchange rate.

10.9. Financial assets accounted for at fair value

Amounts presented do not include the impact of derivatives (set out in note 20.3) or equity-accounted mutual funds. Equity-accounted mutual funds represented assets of €1,081 million at December 31, 2005 (€1,437 million at December 31, 2004). The breakdown by valuation method of financial assets recognized at fair value is as follows:

(in euro millions)
	December 31, 2005			December 31, 2004
	Fair value determined directly by reference to an active market	Fair value estimated using valuation technique	TOTAL	Fair value determined directly by reference to an active market	Fair value estimated using valuation technique	TOTAL
Fixed maturities	170,873	24,250	195,123	147,720	23,041	170,761
Equity securities	26,770	1,658	28,428	20,852	2,010	22,862
Non controlled investment funds	3,065	267	3,333	2,754	233	2,986
Loans	–	23	23	–	23	23
Financial assets available for sale	200,709	26,198	226,907	171,325	25,308	196,632
Investment properties	3,871	1,108	4,979	3,465	1,085	4,550
Fixed maturities	39,527	4,655	44,182	41,051	2,180	43,231
Equity securities	16,308	2,545	18,852	14,459	2,398	16,857
Non controlled investment funds	288	621	909	807	490	1,297
Loans	125	–	125	374	–	374
Assets backing contracts where the financial risk is borne by policyholders	140,106	1,291	141,397	111,452	928	112,380
Financial assets at fair value through profit & loss	200,224	10,220	210,444	171,609	7,081	178,690
Fixed maturities	727	962	1,689	1,571	4	1,575
Equity securities	407	2	409	354	–	354
Non controlled investment funds	217	–	217	199	–	199
Loans	248	–	248	258	–	258
Assets held for trading	1,600	963	2,563	2,382	4	2,386
Total financial assets accounted for as at fair value	402,533	37,381	439,914	345,316	32,393	377,709

10.10. Investments backing contracts
where the financial risk is borne by policyholders

(in euro millions)
	Fair value (a)
	December 31, 2005	December 31, 2004
Investment properties	3,127	2,011
Equity securities & non controlled investment funds	114,636	90,146
Fixed maturities	16,390	14,945
Others (b)	7,257	5,285
Total Insurance activities	141,410	112,387

(a) Fair value equals net carrying value.
(b) Including derivative instruments related to investments backing contracts where the financial risk is borne by the policyholders (including derivatives included in consolidated investment funds), as well as cash and cash equivalents backing these contracts.

These non–cash investments (including investment properties) are measured at fair value through profit & loss. Financial assets included in these investments are stated at fair value through profit & loss under the fair value option.

As described in Note 5 (Management of financial and insurance risks), the financial risk associated with these contracts is borne by the policyholder, except in certain contracts that offer income guarantees.

Note 11: Investments in associates
(equity method)

11.1. Change in investments in associates

(in euro millions)
	2005
	January 1, 2005	Acquisitions & Disposals	Contribution to net income	Currency translation impact	Other changes (a)	December 31, 2005
AXA Insurance Hong Konk	13	–	–	–	(13)	–
AXA Insurance Singapore	42	–	–	–	(42)	–
Argovie	26	–	2	–	(2)	26
Banque de marchés et d’arbitrage	9	–	2	–	–	11
CFP – Crédit	33	–	1	–	–	34
AXA General Insurance HK	55	–	–	–	(55)	–
AXA Insurance Investment Holding	5	–	–	3	32	41
AXA Oyak (3 Turkish entities)	71	–	–	–	(71)	–
AXA Asia Pacific Holdings associates	20	1	8	–	(2)	26
Parfimmo	–	9	1	–	14	24
AXA Versicherung	23	–	3	–	(2)	24
Other	33	–	5	–	(14)	23
TOTAL	330	10	21	3	(156)	208

(a) Includes dividend distribution.

(in euro millions)
	2004
	January 1, 2004	Acquisitions & Disposals	Contribution to net income	Currency translation impact	Other changes (a)	December 31, 2004
AXA Insurance Hong Konk	14	–	–	–	(1)	13
AXA Insurance Singapore	37	–	6	(1)	–	42
Argovie	29	(1)	2	–	(3)	26
Banque de marchés et d’arbitrage	9	–	–	–	–	9
CFP – Crédit	32	–	1	–	–	33
AXA General Insurance HK	58	–	9	(5)	(7)	55
AXA Insurance Investment Holding	5	–	–	(2)	2	5
Reaseguros	21	–	–	–	(21)	–
AXA Oyak (3 Turkish entities)	59	(4)	21	–	(5)	71
AXA Asia Pacific Holdings associates	52	–	3	2	(37)	20
AXA Versicherung	23	–	3	–	(3)	23
Other	6	14	9	–	2	33
TOTAL	345	9	55	(6)	(73)	330

(a) Includes dividend distribution.

11.2. Comments

In 2005, “Other changes” related mainly to change in consolidation method. The following companies are now fully consolidated:

  Turkish Life & Savings, Non life and holding companies (€–71 million),
  Hong Kong Non life companies (€–68 million),
  Singapore Non Life companies (€–42 million).

Dividends received by the AXA Group from equity-accounted companies totaled €20 million in 2005 and €27 million in 2004.

In 2004, “other changes” mainly included Australian entities and a change in consolidation method (following a buyout of minority interest) for Direct Seguros, which is now fully consolidated (€–21 million impact).

The information displayed above excludes equity-accounted investment funds and real estate companies, which are presented under financial investments.

Note 12: Receivables

(in euro millions)
	December 31, 2005				December 31, 2004
	Gross value	Impairment	Carrying value	Fair value	Gross value	Impairment	Carrying value	Fair value
Deposits and Guarantees	906	–	905	905	869	–	869	870
Current accounts receivable from other companies	783	(23)	760	760	1,134	(77)	1,056	1,056
Receivable from policyholders, brokers and general agents	3,123	(220)	2,903	2,903	3,860	(193)	3,667	3,716
Premiums earned but not written	1,883	–	1,883	1,883	1,526	–	1,526	1,526
Other receivables	3,369	(106)	3,262	3,262	1,072	(24)	1,048	1,046
Receivables arising from direct insurance and inward reinsurance operations	10,064	(350)	9,714	9,714	8,460	(294)	8,167	8,215
Deposits and Guarantees	8	–	8	8	1	–	1	1
Receivables from reinsurers	918	(78)	840	840	2,202	(75)	2,128	2,131
Other receivables	41	–	40	40	5	–	5	5
Receivables arising from outward reinsurance operations	967	(78)	888	888	2,208	(75)	2,134	2,137
Receivables arising from banking activities	13,300	(482)	12,818	13,072	11,786	(305)	11,481	11,804
Receivables – current tax	806	–	806	806	412	–	412	409
Other receivables (a)	14,397	(39)	14,358	14,374	9,630	(41)	9,590	9,554
Total other receivables	28,503	(521)	27,983	28,252	21,828	(346)	21,483	21,766
TOTAL RECEIVABLES	39,534	(949)	38,585	38,854	32,497	(714)	31,784	32,118

(a) Notably includes the reinvestment of assets sold under repurchase agreements (up €+1,666 million in Japan).

Credit risk exposure, mainly relating to receivables from reinsurers, is covered in note 5 (Management of financial and insurance risks).

Given the Group’s scale and diversity, none of its clients account for more than 10% of its business.

Note 13: Cash and cash equivalents

Cash and cash equivalents were split as follows:

(in euro millions)
	December 31, 2005 Carrying value (a)	December 31, 2004 Carrying value (a)
Arising from insurance activities	19,458	19,761
Arising from banking activities	177	199
Arising from other activities	1,766	2,534
Cash and cash equivalents	21,402	22,494
(a) Fair value is equal to net carrying value.

At December 31, 2005 and 2004, there was no significant restriction on the cash position, other than that described in section 29.3. (Restriction on dividends payments to shareholders).

This table excludes cash held by investment funds in the “satellite block”, as defined in section 1.7.2., and cash held in relation to contracts where financial risk is borne by policyholders (unit-linked contracts).

Note 14: Shareholders’ equity, minority interests and other equity

14.1. Impact of transactions with shareholders

14.1.1. Change in shareholders’ equity group share for 2005

a) Share capital and capital in excess of nominal value
In 2005, the following operations had an impact on AXA’s nominal share capital and capital in excess of nominal value:

  The AXA-Finaxa merger led to a net reduction of €940 million, including an €88 million reduction in the nominal share capital;
  The December 2005 capital increase reserved for employees led to an increase of €303 million, including a €37 million increase in the nominal share capital;
  The buyback of AXA shares led to a net reduction of €512 million, including a €45 million reduction in the nominal share capital;
  Exercises of stock options led to an increase of €53 million, including a €11 million increase in the nominal share capital;
  Other transactions, particularly bond conversions and capital gains on AXA shares, led to an increase of €46 million.

b) Treasury shares
At December 31, 2005, the Company and its subsidiaries owned approximately 36 million AXA shares, an increase of €272 million with respect to December 31, 2004. The increase was due in particular to the purchase of €307 million of AXA shares by AXA Financial during the year, mainly relating to the exercise of call options acquired in 2004 in order to hedge purchase option plans for AXA Financial employees. At December 31, 2005, the carrying value of such shares and related derivatives was €658 million, representing 1.92% of outstanding ordinary shares. This figure includes €37 million relating to AXA shares held by consolidated mutual funds (2.2 million shares) not used to back contracts where financial risk is borne by policyholders. 4,540,278 treasury shares backing contracts where financial risk is borne by policyholders were not deducted from shareholders’ equity (as held in controlled funds). Their total estimated historical value was €80 million and their market value (net group share) was €124 million at the end of December 2005.

c) Super subordinated debt
The change in other reserves was mainly due to a €250 million issue of deeply-subordinated perpetual notes through the Euro Medium Term Notes (EMTN) program.

d) Dividends paid
Dividends paid by AXA totaled €1,164 million in 2005 with respect to the 2004 financial year, as approved by the shareholders’ meeting of April 20, 2005.

14.1.2. Change in shareholders’ equity group share for 2004

a) Share capital and capital in excess of nominal value

In 2004, three types of capital increase were carried out:

  Capital increases reserved for employees in July 2004 and December 2004 totaling €254 million, and including a €43.1 million increase in the nominal share capital,
  Capital increases arising from the conversion of ORAN bonds (bonds redeemable in cash or shares) totaling €1,396 million, including a €252 million increase in the nominal share capital,
  Other capital increases arising from exercises of stock options, totaling €11 million, including a €3 million increase in the nominal share capital.

b) Treasury shares
At December 31, 2004, the Company and its subsidiaries owned approximately 24.6 million AXA shares, down compared to the figure at January 1, 2004. This decrease contributed to a net €124 million increase in shareholders’ equity with respect to December 31, 2003. At December 31, 2004, the carrying value of such shares was €386 million, representing 1.29% of outstanding ordinary shares. These shares were intended in particular to hedge purchase options plans (options to buy AXA American Depositary Shares or ADSs) for AXA Financial Inc. employees. In 2004, AXA Financial bought purchase options on approximately 26 million AXA ADSs to improve the hedging of AXA Financial employees’ purchase option plans. The option premium of €42 million (euro value at December 31, 2004 of the premium paid and deducted from shareholders’ equity) was included in the value of treasury shares at the end of the period.

c) Super subordinated debt
The change in other reserves was mainly due to a €625 million issue of deeply subordinated perpetual notes through the Euro Medium Term Notes (EMTN) program.

d) Dividends paid
Dividends paid by AXA totaled €676 million in 2004 with respect to the 2003 financial year.

14.2. Recognized income and expense for the period

The Statement of Recognized Income and Expense for the period (SORIE), which is part of the consolidated statement of shareholders’ equity, includes the net income for the period, the reserve relating to the change in fair value of available for sale financial instruments, the translation reserve, and employee benefits actuarial gains and losses.

14.2.1. Recognized income and expense for the 2005 period

a) Reserve related to changes in fair value of available
for sale financial instruments included in shareholders’ equity

The impact of change in fair value of assets (€+2,391 million) mainly related to France (€+1,060 million), Belgium (€+710 million) and Japan (€+347 million), partly offset by an adverse impact in the United States (€–385 million).

The reconciliation between unrealized gains and losses on available for sale financial assets and the related reserve included in shareholders’ equity was as follows:

(in euro millions)
	December 31, 2005	December 31, 2004
Gross unrealized gains and losses	22,424	16,614
Less unrealized gains and losses attributable to:
Shadow accounting on policyholders' participation (a)	(10,342)	(7,528)
Shadow accounting on Deferred Acquisition Costs (b)	(458)	(467)
Shadow accounting on Value of purchased Business in force	(694)	(530)
Unallocated unrealized gains and losses (before tax)	10,930	8,088
Deferred tax	(2,565)	(2,257)
Unrealized gains and losses (net of tax) – 100%	8,365	5,832
Minority interests share in unrealized gains and losses (c)	(220)	(205)
Translation reserves (d)	(34)	94
Unrealized gains and losses (Net group share)	8,111	5,720

(a) Including shadow accounting impact on premium deficiency liabilities, after reevaluation of available for sale assets.

(b) Net of Shadow accounting on unearned revenue and fee reserves.

(c) Including currency impact attributable to minority interests.

(d) Group share.

The change in reserves relating to change in fair value of assets in 2004 and 2005 was split as follows:

(in euro millions)
	December 31, 2005	December 31, 2004
Other comprehensive income as at January 1, 2005	5,832	4,398
Transfer in the net income for the period (a)	(399)	(290)
Investments bought in the current accounting period	2,638	1,735
Foreign exchange impact	150	(107)
Change in scope and other changes	143	96
Other comprehensive income as at December 31, 2005	8,365	5,832

(a) Transfer of result induces by disposal of financial assets, impairment write-back following reevaluation, or transfer of expenses following impairment charge during the period, and fixed maturity securities discount premiums impacts.

b)  Reserve related to the hedging of a net investment in foreign operations and translation reserve
The impact of exchange rate movements (€+1,428 million) was mainly attributable to the United States (€+1,671 million, principally due to the differential between the 2005 and 2004 closing USD/EUR exchange rates,1.18 USD for 1 euro at the end of 2005 compared to 1.36 USD for 1 euro at the end of 2004), Australia (€+99 million) and Canada (€+97 million), partly offset by the change in fair value of currency hedges set up by the Company to hedge net investments in foreign operations (€–576 million impact).

c)  Employee benefits actuarial gains and losses
The main contributors to the €–415 million change in actuarial gains and losses on employee benefit liabilities were the UK (€–131 million), Germany (€–128 million) and the United States (€–95 million). Additional information about employee benefits is provided in note 26.2.

14.2.2. Recognized income and expense for the 2004 period

a) Reserve related to changes in fair value of available for sale financial instruments included in shareholders’ equity
The main contributors to the €1,514 million increase in fair value changes included in shareholders' equity in 2004 were France (€729 million), Belgium (€416 million) and Germany (€111 million).

b) Reserve related to the hedging of a net investment in foreign operations and translation reserve
Currency translation impacts were €–724 million, and mainly attributable to the United States (€–826 million, principally due to the differential between the 2004 and 2003 closing USD/EUR exchange rates, 1.36 USD for 1 euro at the end of 2004 compared to 1.26 USD for 1 euro at the end of 2003), and Japan (€–126 million), partly offset by the change in fair value of currency hedges set up by the Company to hedge net investments in foreign operations (€+341 million).

c) Employee benefits actuarial gains and losses
The main contributors to the €–319 million change in actuarial gains and losses on employee benefit liabilities were the UK (€–185 million) and the United States (€–83 million). Additional information about employee liabilities is provided in note 26.2.

14.3. Change in minority interests

Under IFRS, minority interests in most investment funds in which the Group invests consist of instruments that holders can redeem at will at fair value, and qualify as liabilities instead of shareholders’ equity items. Please refer to note 18 - Debt (other than financing debt). The same is true for puttable instruments held by minority interest holders.

14.3.1. Change in minority interests for 2005

The €+452 million change in minority interests to €2,763 million was mainly due to:

  Net income for the period (€+488 million);
  Dividends paid to minority interests (€–359 million);
  Change in translation reserve (€+230 million);
  Change in the scope of consolidation (€+23 million), notably from previously equity-accounted Turkish entities;
  Other movements (€+69 million) including movements in reserves related to changes in fair value of assets.

14.3.2. Change in minority interests for 2004

The €–35 million change in minority interests in 2004 was mainly due to the buyout of minorities in AXA RE Finance from BNP Paribas (€–43 million).

The €–299 million of “other changes” in minority interests in 2004 mainly related to €265 million of dividends paid to minorities.

Note 15: Liabilities arising from insurance and investment contracts

15.1. Liabilities arising from insurance contracts (gross and reinsurers’ share)

Liabilities arising from insurance contracts, including those where the financial risk is borne by policyholders, were split as follows by segment:

(in euro millions)
	December 31, 2005				December 31, 2004
	Life & Savings	Property & Casualty	International Insurance	TOTAL	Life & Savings	Property & Casualty	International insurance	TOTAL
Future policy benefit reserve Life & Savings	190,063		373	190,435	176,218		419	176,637
Unearned premium reserve	76	6,501	821	7,398	65	5,924	745	6,735
Claims reserve (a)	5,405	26,602	10,623	42,629	5,344	24,599	9,147	39,090
of which IBNR	2,262	6,306	4,853	13,421	1,974	5,587	3,875	11,437
Liability adequacy test reserve	21	–	–	21	16	–	–	16
Other reserves (b)	2,768	2,895	53	5,717	2,320	3,001	44	5,365
Liabilities arising from insurance contracts	198,332	35,998	11,870	246,201	183,962	33,525	10,356	227,843
Of which measured at current market assumptions (c)	–	–	163	163	–	–	237	237
Future policy benefit reserve	92,803			92,803	73,496			73,496
Claims reserve (a)	69			69	65			65
of which IBNR	6			6
Other reserves	16			16	17			17
Liabilities arising from insurance contracts where the financial risk is borne by policyholders	92,888			92,888	73,578			73,578
Of which measured at current market assumptions (c)	(141)			(141)	(98)			(98)
Reinsurers’ share in future policy benefit reserve	3,710		8	3,718	3,377		6	3,383
Reinsurers’ share in unearned premium reserve	5	128	134	267	1	111	120	233
Reinsurers’ share in claims reserve (a)	376	1,791	2,692	4,859	412	1,628	2,051	4,092
of which IBNR	9	416	1,092	1,516	1	–	949	950
Reinsurers’ share in other reserves	140	37	–	177	93	20	–	113
Reinsurers’ share in liabilities arising from insurance contracts	4,230	1,956	2,834	9,020	3,882	1,760	2,178	7,820
Of which measured at current market assumptions (c)	–	–	–	–	–	–	–	–
Reinsurers’ share in future policy benefit reserve	10			10	12			12
Reinsurers’ share in unearned premium reserve (a)	–			–	2			2
of which IBNR	–			–
Reinsurers’ share in other reserves	–			–	–			–
Reinsurers' share in liabilities arising from insurance contracts where the financial risk is borne by policyholders	10			10	14			14
Of which measured at current market assumptions (c)	8			8	–			–
TOTAL LIABILITIES ARISING FROM INSURANCE CONTRACTS, NET OF REINSURANCE CEDED	286,980	34,043	9,036	330,059	253,644	31,765	8,178	293,587

NB: Excludes derivatives related to insurance and investment contracts, which are detailed in section 20.4.

(a) Includes reserve for claim handling costs.

(b) Notably includes non Life annuities mathematical reserves.

(c) See note 1.11.2 – Reserves measured according to the option offered by IFRS 4.24 for selective re-measurement of reserves at current market assumptions. Liabilities relating to unearned revenues and fees, and to policyholder bonuses (gross and reinsurers’ share), along with derivative instruments relating to insurance and investment contracts, are excluded from the table above.

Insurance liabilities relating to With-Profit insurance contracts, excluding the FFA (Fund for Future Appropriation), amounted to €16,652 million at December 31, 2005, compared to €15,641 million at December 31, 2004.

15.2. Liabilities arising from investment contracts (gross and reinsurers’ share)

Liabilities arising from investment contracts, including those where the financial risk is borne by policyholders, were split as follows by segment:

(in euro millions)
	December 31, 2005		December 31, 2004
	Life & Savings	Total investment contracts	Life & Savings	Total investment contracts
Future policy benefit reserve	32,742	32,742	31,548	31,548
Unearned premium reserve	–	–	–	–
Claims reserve (a)	127	127	114	114
Liability adequacy test reserve	–	–	–	–
Other reserves	21	21	–	–
Liabilities arising from investment contracts with discretionary participating features	32,890	32,890	31,662	31,662
Of which measured at current market assumptions (b)	–	–	–	–
Future policy benefit reserve	925	925	869	869
Claims reserve (a)	1	1	–	–
Other reserves	–	–	–	–
Liabilities arising from investment contracts with no discretionary participating features	926	926	869	869
Future policy benefit reserve	48,298	48,298	38,926	38,926
Claims reserve (a)	2	2	2	2
Other reserves	248	248	200	200
Liabilities arising from investment contracts where the financial risk is borne by policyholders	48,549	48,549	39,127	39,127

Reinsurers’ share in future policy benefit reserve	13	13	–	–
Reinsurers’ share in unearned premium reserve	–	–	–	–
Reinsurers’ share in claims reserve (a)	–	–	–	–
Reinsurers’ share in other reserves	–	–	–	–
Reinsurers’ share in liabilities arising from investment contracts with discretionary participating features	13	13	–	–
Of which measured at current market assumptions (b)	–	–	–	–
Reinsurers’ share in future policy benefit reserve	–	–	–	–
Reinsurers’ share in claims reserves (a)	–	–	–	–
Reinsurers’ share in other reserves	–	–	–	–
Reinsurers' share in liabilities arising from investment contracts with no discretionary particpating features	–	–	–	–
Reinsurers’ share in future policy benefit reserve	8	8	–	–
Reinsurers’ share in claims reserves (a)	–	–	–	–
Reinsurers’ share in other reserves	–	–	–	–
Reinsurers' share in liabilities arising from investment contracts where the financial risk is borne by policyholders	8	8	–	–
TOTAL LIABILITIES ARISING FROM INVESTMENT CONTRACTS - NET OF REINSURANCE CEDED	82,344	82,344	71,659	71,659

(a) Includes reserve for claim handling costs.

(b) See note 1.11.2 - Reserves measured according to the option offered by IFRS 4.24 for selective re-measurement of reserves at current market assumptions. Liabilities relating to unearned revenues and fees, and to policyholder bonuses (gross and reinsurers’ share), along with derivative instruments relating to insurance and investment contracts, are excluded from the table above.

Insurance liabilities relating to With-Profit insurance contracts excluding the FFA (Fund for Future Appropriation) amounted to €9,986 million at December 31, 2005, compared to €10,274 million at December 31, 2004.

15.3. Change in claims reserves in Property & Casualty and International Insurance (insurance contracts)

15.3.1. Change in gross claims reserves (including reinsurance)

(in euro millions)
	December 31, 2005			December 31, 2004
	Property & Casualty	International Insurance	Total	Property & Casualty	International Insurance	Total
Claims reserves as of January 1	23,708	8,890	32,599	23,082	9,719	32,801
Claims handling cost reserves as of January 1	891	257	1,148	841	227	1,068
Claims reserves measured at current value as of January 1	–	–	–	–	–	–
Gross claims reserves as of January 1 (a)	24,599	9,147	33,747	23,923	9,946	33,869
Current year change	12,075	3,208	15,283	11,541	2,259	13,801
Loss reserve development (prior years)	(634)	199	(435)	(562)	(101)	(663)
Total claims expenses (b)	11,441	3,407	14,848	10,979	2,159	13,138
Claims payments (current year)	(5,248)	(1,358)	(6,606)	(4,749)	(1,278)	(6,027)
Claims payments (prior years)	(5,212)	(1,231)	(6,443)	(5,347)	(1,266)	(6,613)
Claims payments (b)	(10,460)	(2,590)	(13,049)	(10,095)	(2,545)	(12,640)
Change in scope of consolidation and change in accounting method	697	35	732	(38)	2	(36)
Impact of foreign currency fluctuation	324	622	946	(169)	(415)	(584)
Claims reserves as at December 31	25,614	10,366	35,980	23,708	8,890	32,599
Claims handling cost reserves as of December 31	988	257	1,245	891	257	1,148
Claims reserves measured at current value as of December 31	–	–	–	–	–	–
Gross claims reserves as of December 31 (a)	26,602	10,623	37,225	24,599	9,147	33,747

(a)  Excluding “other insurance liabilities” (mainly mathematical annuity reserves), which totaled €3 billion in 2004 and €2.9 billion in 2005.

(b) Excluding claims handling cost reserves.

In Property & Casualty activities, changes in the scope of consolidation amounted to €697 million, mainly due to:

  The change in consolidation method (full consolidation instead of equity-method) in Turkey (€82 million), Hong Kong (€116 million) and Singapore (€63 million);
  The transfer of the disability business from the Life & Savings segment to the Property & Casualty segment in the Netherlands (€116 million);
  The entry of Daev Sach (Germany) in the scope of consolidation (€57 million).

15.3.2. Change in reinsurers’ share

(in euro millions)
	December 31, 2005			December 31, 2004
	Property & Casualty	International Insurance	Total	Property & Casualty	International Insurance	Total
Reinsurers’ share in claims reserves as of January 1	1,628	2,051	3,680	2,180	2,362	4,542
Reinsurers’ share in total claims expenses	305	1,265	1,570	216	476	692
Reinsurers’ share in claims payments	(337)	(832)	(1,169)	(667)	(595)	(1,262)
Change in scope of consolidation, portfolio transfers and change in accounting principles	172	58	230	(72)	(35)	(107)
Impact of foreign currency fluctuation	22	150	172	(28)	(157)	(185)
Reinsurers’ share in claims reserves as of December 31	1,791	2,692	4,483	1,628	2,051	3,680

In Property & Casualty activities, changes in the scope of consolidation amounted to €172 million, mainly due to:

  The change in consolidation method in Turkey (€17 million), Hong Kong (€42 million) and Singapore (€20 million);
  The transfer of the disability business from the Life & Savings segment to the Property & Casualty segment in the Netherlands (€60 million).

15.4. Change in future policy benefits reserves (Life & Savings)

15.4.1. Change in gross future policy benefits reserves (including reinsurance)

(in euro millions)
	December 31, 2005			December 31, 2004
	Insurance contracts	Investment contracts	Total	Insurance contracts	Investment contracts	Total
Gross future policy benefits reserves as of January 1	249,730	71,343	321,073	230,502	66,528	297,030
Net pure premiums	32,538	9,505	42,044	31,501	8,206	39,707
Claims paid	(27,132)	(8,158)	(35,290)	(27,379)	(7,072)	(34,452)
Change in future policy benefits reserves	12,780	5,587	18,367	12,177	2,250	14,427
Technical income and other	501	1,690	2,191	(292)	1,276	984
Transfers (a)	(231)	231	–	1,165	(1,165)	–
Change in scope of consolidation and change in accounting method	(546)	(97)	(644)	11,212	1,833	13,045
Impact of foreign currency fluctuation	15,247	1,863	17,110	(9,155)	(513)	(9,668)
Gross future policy benefits reserves as of December 31	282,886	81,965	364,851	249,730	71,343	321,073

(a) Interests credited, policyholders’ bonus, adjustments on contracts where the financial risk is borne by policyholders.

NB: This table summarizes future policy benefit reserves arising from insurance and investment contracts for the Life & Savings segment, whether or not the risk is borne by policyholders.

Change in the scope of consolidation mainly related (i) in 2004 to the inclusion of MONY in the United States (€13,300 million) and (ii) in 2005 to the reduction in AXA Germany’s co-insurance share of HÄK-BÄK medical profession pools (€354 million), and to the sale of the Health business (€142 million) and the transfer of the disability business from the Life & Savings segment to the Property & Casualty segment in the Netherlands (€116 million).

15.4.2. Change in reinsurers’ share

(in euro millions)
	December 31, 2005			December 31, 2004
	Insurance contracts	Investment contracts	Total	Insurance contracts	Investment contracts	Total
Reinsurers’ share in future policy benefits reserves as of January 1	3,391	–	3,391	3,097	–	3,097
Ceded net pure premiums	463	11	473	421	–	421
Ceded claims paid	(559)	(3)	(562)	(406)	–	(406)
Reinsurers’ share of change in future policy benefits reserves (a)	47	–	47	35	–	35
Ceded technical income and others	91	1	92	49	–	49
Transfers (b)	(12)	12	–	–	–	–
Change in scope of consolidation and change in accounting method	(57)	–	(57)	393	–	393
Impact of foreign currency fluctuation	356	–	356	(198)	–	(198)
Reinsurers’ share in future policy benefits reserves as of December 31	3,720	21	3,741	3,391	–	3,391

(a) Interests credited, policyholders’ bonus, adjustments on contracts where the financial risk is borne by policyholders.

(b) Internal transfers AXA.

15.5. Liabilities arising from investment contracts by accounting method

(in euro millions)

	Carrying value
	December 31, 2005	December 31, 2004
(Non Unit-Linked) – Liabilities arising from:
Investment contracts with Discretionnary Participation Features (DPF) measured according to existing accounting policies (a)	32,890	31,662
Investment contracts with Discretionnary Participation Features (DPF) measured with current assumptions (b)	–
Investment contracts with no Discretionnary Participation Features (DPF) measured at amortized cost	219	140
Investment contracts with no Discretionnary Participation Features (DPF) measured at fair value	707	730
(Unit-Linked) – Liabilities arising from contracts where financial risk is borne by policyholders:
Investment contracts with Discretionnary Participation Features (DPF) measured according to existing accounting policies (a) & (c)	9,712	8,436
Features in investment contracts with Discretionnary Participation Features (DPF) measured with current assumptions (b)	–
Investment contracts with no Discretionnary Participation Features (DPF) measured at current unit value (d)	38,836	30,691
TOTAL LIABILITIES ARISING FROM INVESTMENT CONTRACTS	82,365	71,659

(a) In accordance with IFRS4 standards which allow, under certain conditions, to continue to use a previous system of reference to liabilities arising from contracts with discretionary participating features.

(b) See section 1.11.2. – Reserves measured according to IFRS 4.24 option which allows to evaluate certain portfolios with current assumptions.

(c) et (d) As unit linked contracts they share the same reserves measurement determined on the basis of held assets units fair value (“current unit value”). Only the valuation of related assets is different:

– for unit linked contracts with discretionary participating features (c), an asset representing the deferred acquisition costs is recognized in continuity with French GAAP,

– for unit linked contracts with no discretionary participating features (d), an asset representing the rights to future management fees is recognized in accordance with IAS 18 (“DOC”) – See section 1.2.5.

NB: Information above is presented net of the impact of derivatives, detailed in section 20.4.1.

The recognition of investment contracts with discretionary bonuses is subject to IFRS 4, which allows under certain conditions the continued use of principles applied before the adoption of IFRS.

However, these contracts must be treated in accordance with IAS 32 with regards to the disclosures to be provided in the notes to Financial Statements. IAS 32 requires the reporting of fair value or value ranges for these contracts, unless the Company cannot reliably measure the policyholder bonus clause.

In Phase I, the IAS Board acknowledged the difficulties involved in the recognition of discretionary policyholder bonuses. Phase II discussions concerning insurance and investment contracts with discretionary policyholder bonuses were only re-activated at the IAS Board level in December 2005 and have to date produced little guidance regarding the fair value measurement of these contracts. In addition, the IASB has numerous projects underway that could influence the definition of fair value relating to discretionary policyholder bonus clauses. Discussions on these issues are highly complex, and are not yet at a sufficiently advanced stage.

Due to the resulting uncertainty, AXA cannot reliably report fair value or value ranges for investment contracts with discretionary policyholder bonuses.

15.6. Loss Reserve Development Table

The loss reserve development table indicates movements in loss reserves between 1995 and 2005, based on previously applied accounting standards, in accordance with IFRS 4. All contracts concerned are insurance contracts as defined by IFRS. The first row represents loss reserves recorded in the balance sheet in the year the loss occurred. The first section of the table entitled "Cumulative payments" details the cumulative amount of payments, at the end of each year, in relation to the initial reserve that was booked. The second part of the table entitled "Reserve re-estimated" gives the adjustment to the initial loss experience reserve at the end of each year. The final cost estimate varies as information relating to losses still outstanding becomes more reliable. The initial loss reserve at December 31, 1996 was €5,847 million. This reserve increased by €12,781 million to €18,628 million following the acquisition of UAP in 1997. At the end of 2005, cumulative payments totaled €12,473 million, and the initial loss reserve was re-estimated at €16,188 million at December 31, 2005. The surplus (shortfall) of the initial reserve with respect to the re-estimated gross final cost for each year represents the cumulative change in the initial loss reserve with respect to the re-estimated final cost at December 31, 2005.

15.6.1. Loss reserve development table Property & Casualty and International Insurance operations (excluding AXA RE)

(in euro millions, except percentages)

	Loss reserve development table: Property & Casualty and international insurance (excluding AXA RE)
	1995	1996	1997 (b)	1998	1999 (c)	2000	2001	2002	2003	2004(d)	2005
Gross reserves for unpaid claims and claims expenses developed initially at the booking date (d)	5,712	5,847	20,371	20,941	26,656	26,916	28,636	28,465	27,825	29,128	31,168
Gross reserves for unpaid claims and claims expenses developed in 2005 (d)	14,439	18,628	21,610	22,432	24,806	25,876	27,434	28,057	28,332	29,793	31,168
Cumulative payments at:
One year later	1,305	1,388	4,737	4,745	7,727	6,807	6,715	6,371	6,075	6,180
Two years later	1,684	5,759	6,632	6,818	11,184	10,302	9,900	9,554	9,233
Three years later	6,898	7,327	8,087	9,361	13,474	12,378	12,440	11,846
Four years later	8,123	8,351	10,338	10,632	14,798	14,220	14,140
Five years later	8,917	10,619	11,218	11,384	16,239	15,297
Six years later	9,075	11,187	11,512	12,435	16,554
Seven years later	9,615	11,387	12,508	12,889
Eight years later	9,660	12,143	12,970
Nine years later	10,114	12,473
Ten years later	10,303
Reserves re-estimated at:
One year later	5,607	5,537	19,425	19,040	23,041	27,069	27,425	26,856	27,527	29,179
Two years later	5,477	13,881	17,510	19,407	26,294	25,919	25,718	26,219	26,791
Three years later	13,376	13,864	17,971	22,048	25,542	24,864	25,610	25,835
Four years later	13,303	14,214	20,162	21,485	24,409	24,665	25,542
Five years later	13,730	16,742	19,873	20,804	24,304	24,658
Six years later	13,472	16,439	19,052	20,820	24,174
Seven years later	13,273	16,024	19,293	20,671
Eight years later	12,905	16,272	19,267
Nine years later	13,028	16,188
Ten years later	12,488
Cumulative redundancy (deficiency) from the initial gross reserves in excess of re-estimated gross reserves (a):
Amount	1,951	2,440	2,343	1,762	632	1,218	1,892	2,222	1,542	614	na
Precent	13.5%	13.1%	10.8%	7.9%	2.5%	4.7%	6.9%	7.9%	5.4%	2.1%	na

(a) It is not appropriate to extrapolate future redundancies or future deficiencies based on the loss reserve development presented in the table as conditions and trends that have affected the development of the liability in prior periods may not necessarily occur in future periods.

(b) AXA acquired Compagnie UAP (“UAP”) effective January 1, 1997. The operations of AXA and UAP were integrated in 1998. At the date of acquisition, UAP had net reserves of €13.7 billion. The outstanding claims reserves and claim expenses of UAP’s Property & Casualty operations are included in the year end reserves as at December, 31, 1997 and after. Cumulative payments and reserve development for the 1998 year and after include the development of the integrated Property & Casualty liabilities of AXA, including UAP, as loss development data specific to UAP are not available and there is no reasonable basis of allocating cumulative payments and reserves re-estimated between AXA and UAP post-acquisition.

(c) AXA acquired GRE in May 1999. The operations of GRE have been integrated within AXA. At the time of acquisition the gross reserves totalled €5.6 billion.

(d) In 2004, the companies AXA Corporate Solution Insurance U.S., AXA RE P&C Insurance company and AXA RE P&C Reinsurance company were transferred from AXA RE to the Other transnational activities. The reserves of AXA Corporate Solution Insurance U.S. were presented on an occuring year basis and included in Property & Casualty loss reserve developement table (excluding AXA RE). The reserves of AXA RE P&C Insurance company and AXA RE Reinsurance company were presented on an underwriting year basis and included in AXA RE loss reserve development table.

Most Property & Casualty insurance losses are short-tail (i.e. involve short payment times). During 2005, around 43% of losses were settled (2004: 41%).

In direct insurance, there was no major change in the loss settlement schedule in 2005, and there was no significant change in forecasts during the year. In 2005, insurance reserves included the transfer of the disability business from the Life & Savings to the Property & Casualty segment in the Netherlands, and the change in consolidation method (full consolidation instead of equity-method) for businesses in Turkey, Hong Kong and Singapore.

15.6.2. Loss Reserve Development Table: AXA RE

(in euro millions, except percentages)
	Loss reserve development table: AXA RE
	1995 (c)	1996	1997	1998	1999	2000	2001 (d)	2002	2003	2004 (e)	2005
Gross reserves for unpaid claims and claims expenses developed initailly at the booking date (a)	2,451	2,646	2,880	3,060	3,396	3,455	5,868	4,778	4,200	3,314	4,253
Gross reserves for unpaid claims and claims expenses developed in 2005 (e)	2,451	2,646	2,880	3,060	3,396	3,453	5,868	4,778	3,742	3,314	4,253
Initial retroceded reserves	(262)	(196)	(285)	(416)	(430)	(393)	(1,652)	(1,020)	(853)	(410)	(1,048)
Retroceded reserves in 2005 (e)	(262)	(196)	(285)	(416)	(430)	(393)	(1,652)	(1,020)	(461)	(502)	(1,048)
Initial net claims reserves in excess of (less than) re-estimated net claims reserves	2,189	2,450	2,595	2,644	2,966	3,060	4,216	3,758	3,281	2,812	3,205
Cumulative payments at:
One year later	602	615	583	956	1,165	1,218	1,987	1,441	950	1,127
Two years later	1,008	965	1,094	1,594	1,893	1,860	3,198	2,113	1,543
Three years later	1,221	1,230	1,430	2,000	2,265	2,449	3,603	2,570
Four years later	1,410	1,427	1,685	2,232	2,779	2,549	3,978
Five years later	1,548	1,586	1,815	2,677	2,726	2,770
Six years later	1,677	1,689	2,101	2,566	2,894
Seven years later	1,759	1,953	1,971	2,697
Eight years later	2,000	1,813	2,060
Nine years later	1,856	1,881
Ten years later	1,918
Reserves re-estimated at:
One year later	2,811	2,970	2,945	3,743	3,969	4,199	5,922	5,012	3,438	3,797
Two years later	2,917	2,829	3,159	3,817	4,105	4,061	6,183	4,163	3,642
Three years later	2,774	2,891	3,168	3,772	3,955	4,034	5,314	4,374
Four years later	2,818	2,844	3,045	3,643	4,027	3,817	5,536
Five years later	2,755	2,754	2,941	3,722	3,755	3,944
Six years later	2,678	2,612	2,964	3,444	3,845
Seven years later	2,558	2,692	2,724	3,521
Eight years later	2,653	2,468	2,774
Nine years later	2,452	2,513
Ten years later	2,490
Cumulative redundancy (deficiency) from the initial gross claims reserves in excess of (less than) re-estimated gross claims reserves:	(39)	133	106	(461)	(449)	(491)	332	404	100	(483)
Re-estimated retroceded reserves	229	230	336	502	427	423	1,164	771	399	641
Premium adjustment (b)	525	569	634	720	1,024	1,268	1,371	1,269	551	551
Re-estimated net claims reserves:	1,736	1,714	1,804	2,299	2,394	2,253	3,001	2,334	2,692	2,605
Initial net claims reserves in excess of (less than) re-estimated net claims reserves:
Amount (a)	453	736	791	345	572	807	1,215	1,424	589	299	na
Percent of original net reserve (a)	20.7%	30.0%	30.5%	13.0%	19.3%	26.4%	28.8%	37.9%	18.0%	10.7%	na

(a) The loss reserve development table is presented on an underwriting year basis for AXA RE business. Accordingly reserves re-estimated and the excess of re-estimated reserves of the original reserves include reserves for losses occurring up to twelve months subsequent to the original year- end. It is not appropriate to extrapolate future redundancies or future deficiencies based on the loss reserve development presented in the table as conditions and trends that have affected the development of the liability in prior periods may not necessarily occur in future periods.

(b) Represents premium earned subsequent to the accounting year end and premium reinstatements / experience-rated premiums received and accrued from the ceding insurers as assumed losses were incurred.

(c) Includes the claims reserves of Abeille Re acquired in 1995.

(d) In 2001, the claims reserve of AXA RE were adversely affected by the September 11 attacks.

(e) In 2004, the companies AXA Corporate Solution Insurance U.S., AXA RE P&C Insurance company and AXA RE P&C Reinsurance company were transferred from AXA RE to the Other transnational activities. The reserves of AXA Corporate Solution Insurance U.S. were presented on an occuring year basis and included in Property & Casualty loss reserve development table (excluding AXA RE). The reserves of AXA RE P&C Insurance company and AXA RE Reinsurance company were presented on an underwriting year basis and included in AXA RE loss reserve development table.

15.6.3. Reconciliation between developed and total accounted insurance reserves

TOTAL GROSS CLAIMS RESERVES

(in euro millions)
	December 31, 2005	December 31, 2004
Gross claims and other reserves developed
Property & Casualty and International Insurance (excluding AXA RE) (a)	31,168	29,128
AXA RE (a)	4,253	3,314
Total gross claims and other reserves developed	35,421	32,442
Other reserves (b)	4,752	4,350
Total gross claims and other reserves excluding Life & Savings Segment	40,173	36,792

(a) Total gross claims and other reserves developed are presented on the loss reserve development basis: the reserves of AXA Corporate Solution Insurance U.S. were included in Property & Casualty and International Insurance loss reserve. The reserves of AXA RE P&C Insurance company and AXA RE Reinsurance company (€409 million) were included in AXA RE loss reserve development table.

(b) Notably future policy benefits annuity claims (€1,528 million compared to €1,212 million in 2004), construction reserves (€1,126 million compared to €1,056 million in 2004) and reserves on acceptations (€938 million compared to €975 million in 2004).

15.7. Environmental pollution and asbestos

In prior years, AXA issued insurance policies and accepted reinsurance for cover related to environmental pollution and asbestos exposure. Its insurance companies have been and continue to be involved in disputes regarding policy coverage and judicial interpretation of legal liability for potential environmental and asbestos claims. AXA has received, and continues to receive, claim notices as both insurer and reinsurer. Such claim notices are frequently merely precautionary in nature. There are significant uncertainties that affect the insurance companies’ ability to estimate future losses for these types of claims and there are a number of issues now being litigated, which may ultimately determine whether and to what extent insurance coverage exists. However, the AXA Group still carries out regular actuarial reviews to ensure that loss provisions relating to these risks are adequate.

Under insurance and reinsurance contracts relating to environmental pollution and asbestos, AXA paid claims and legal costs of €69 million in 2005 (including €58 million relating to asbestos and €10 million relating to pollution), compared to €51 million and 2004 and €53 million in 2003. At December 31, 2005, AXA had made cumulative payments relating to prior years of €682 million (including €508 million relating to asbestos and €174 million relating to pollution), compared to €571 million at December 31, 2004.

At the end of 2005, gross claims reserves (including reinsurances’ share) totaled €1,197 million (including €1,046 million relating to asbestos and €151 million relating to pollution), or €1,099 net of reinsurance (including €966 million relating to asbestos and €134 million relating to pollution), as opposed to €1,021 million (gross) and €914 million net of reinsurance at the end of 2004. Reported loss reserves totaled €433 million (including €352 million relating to asbestos and €81 million relating to pollution) compared to €380 million at the end of 2004, and IBNR (incurred but not reported) losses totaled €764 million (including €693 million relating to asbestos and €71 million relating to pollution), compared to €641 million at the end of 2004. The IBNR liabilities are estimated and evaluated regularly based on information received by management.

15.8. Liabilities arising from policyholders’ participation

(in euro millions)
	December 31, 2005	December 31, 2004
Policyholders’ participation reserve	7,478	6,717
Fund for Future Appropriation (FFA) – UK With-Profits contracts	6,911	5,015
Policyholders’ deferred participation liabilities	11,276	8,066
TOTAL	25,665	19,798

The deferred policyholders’ participation liability also includes the impact of shadow accounting (see definition at 1.11.2) mainly in relation to unrealized gains and losses relating to invested financial assets available for sale as detailed at 14.2.1.

15.9. Contractual maturities and components of insurance contract liabilities

In the tables presented in section 15.9.1. and 15.9.2., liabilities arising from Life & Savings insurance and investments contracts exclude contracts where financial risk is borne by policyholders. These liabilities are not exposed to interest- rate or duration risk, excepted unit-linked contracts with performance guarantees. Subsidiaries hold unit-linked assets backing the corresponding liabilities arising from these contracts. Occasional mismatches result solely from administrative timing differences in the processing of day-to-day operations.

15.9.1. Contractual maturities

The table below shows the breakdown by contractual maturity of liabilities arising from Life & Savings insurance contracts excluding contracts where financial risk is borne by policyholders. The effective maturities may differ significantly from the contractual maturities set out below, notably because, as stated, part of the contracts contain a surrender option that may reduce their duration.

	Carrying value by contractual maturity as of December 31, 2005				Total net carrying value as of December 31, 2005
	Less than 1 year	More than 1 year up to 5 years	More than 5 years, but shorter than for life	Whole life
Liabilities arising from insurance and investment contracts	10,571	22,234	86,681	112,662	232,148
Including liabilities arising from contracts including a surrender option with some surrender benefit before maturity	7,046	14,940	71,579	42,208	135,774

Amounts are presented excluding the impact of derivatives on insurance and investment contracts and excluding liabilities related to unearned revenues and fees, and to policyholder bonuses. Liabilities relating to contracts where the financial risk is borne by policyholders are also excluded.

	Carrying value by contractual maturity as of December 31, 2004				Total net carrying value as of December 31, 2004
	Less than 1 year	More than 1 year up to 5 years	More than 5 years, but shorter than for life	Whole life
Liabilities arising from insurance and investment contracts	10,428	21,425	83,370	101,271	216,494
Including liabilities arising from contracts including a surrender option with some surrender benefit before maturity	6,846	14,501	68,602	37,406	127,356

Amounts are presented excluding the impact of derivatives on insurance and investment contracts and excluding liabilities related to unearned revenues and fees, and to policyholder bonuses. Liabilities relating to contracts where the financial risk is borne by policyholders are also excluded.

15.9.2. Components of insurance contract liabilities

The table above and related comments exclude contracts where financial risk is borne by policyholders (unit-linked contracts).

The general principles for establishing insurance liabilities are set out in note 1 of this document. Liabilities are based on estimates, and one of the assumptions used in these estimates is the discount rate.

As shown in the table below, 97% of Life & Savings reserves (excluding unit-linked contracts) are discounted. 13% are subject to a revision of the discount rate. 83% retain the rate set at subscription, subject to the liability adequacy test discussed in note 1.

By convention, contracts with zero guaranteed rates are deemed non-discounted, except for products offering guaranteed rates updated annually and for one year: these contracts are presented in discounted reserves.

Contracts whose assumptions are revised in the financial statements at each closing mainly consist of certain UK With- Profits contracts and reserves for guarantees (Guaranteed Minimum Death Benefits etc.).

In Property & Casualty business, most reserves (94%) are not discounted, except for incapacity and disability contracts and annuity motor mathematical reserves, which also undergo regular revision of the discount rate.

The rates presented in the table below correspond to weighted average rates for the whole of the portfolio under consideration. They should be analyzed with caution. For contracts with guaranteed rates that are revised annually, rates are crystallized at the closing date. The risk factors associated with the contracts are detailed in Note 5.

(in euro millions)
	December 31, 2005		December 31, 2004
	Carrying value	Average discount rate %	Carrying value	Average discount rate %
Life & Savings – locked-in discount rate (a)	193,557	3.40%	179,722	3.52%
Life & Savings – unlocked discount rate	30,615	3.17%	29,119	3.24%
Life & Savings – undiscounted reserves	7,976		7,653
Sub-total Life & Savings	232,148		216,494
Discounted reserves – locked-in discount rate (a)	2,082	3.57%	1,468	4.50%
Discounted reserves – unlocked discount rate	844	2.17%	845	2.31%
Undiscounted reserves	44,942		41,568
Sub-total – Property & Casualty and International Insurance	47,868		43,881
TOTAL INSURANCE AND INVESTMENT CONTRACTS	280,017		260,375

(a) Subject to liability adequacy tests.

Amounts are presented excluding the impact of derivatives on insurance and investment contracts (presented in section 20.4.) and excluding liabilities related to unearned revenues and fees, and to policyholder bonuses. Liabilities relating to contracts where the financial risk is borne by policyholders are also excluded.

15.9.3. Major business areas

The tables in section 21.2. set out the Group’s major insurance business areas, and show the Group’s high level of diversification.

15.10. Embedded derivatives meeting the definition of an insurance contract

AXA sells insurance contracts that contain a variety of options and guarantees for contractholders. These features are described in Financial and Insurance Risk Manangement section. These features are not embedded derivatives which AXA reports at fair value because:

  many of the features would be considered clearly and closely related to the host contract, and many of the features themselves would qualify as insurance contracts.

This section describes the contract features which are embedded derivatives, but which would qualify as insurance contracts on a standalone basis. The primary features can be summarized in two categories: enhanced guaranteed death or lifetime annuity benefits offered on unit-linked contracts, and guaranteed annuity income purchase rates offered on deferred annuity contracts.

Enhanced guaranteed death and lifetime annuity benefits associated with unit-linked contracts are commonly referred to as GMDBs and GMIBs, respectively. GMDB features provide a guaranteed death benefit which may be larger than the contract account balance of the unit-linked contract, depending on performance of the unit-linked assets. GMIB features provide a guaranteed lifetime annuity which may be elected by the contract-holder after a stipulated waiting period, and which may be larger than what the contract account balance could purchase at then-current annuity purchase rates.

The risk of GMDB and GMIB features to AXA is that protracted under-performance of the financial markets could result in benefits being higher than what accumulated contract-holder account balances could support. Reserves are established for these features on the basis of actuarial assumptions related to projected benefits and related contract charges. The determination of this estimated liability is based on models which involve numerous estimates and subjective judgments, including those regarding expected rates of return and volatility, contact surrender rates, mortality experience, and for GMIB the election rates. There can be no assurance that ultimate experience will not differ from management’s estimates. The different impairment methodologies are described in the note 1.11.2. In addition to providing for risk through establishing reserves, AXA also manages the risk through a combination of reinsurance programs and active financial management programs including investment in exchange-traded futures contracts and other instruments.

Guaranteed annuity purchase rates provide contract-holders with a guarantee that at a future date the amount accumulated within their contract will be able to purchase a lifetime annuity at currently defined rates. The risk to AXA in these features is either that longevity will improve significantly so that contract-holders electing to exercise this benefit will live longer than assumed in the guaranteed purchase rates, or that investment returns during the payout period will be lower than assumed in the guaranteed purchase rates. Reserves are established for these features on the basis of actuarial assumptions related to projected benefits and related contract charges. The determination of this estimated liability is based on models which involved numerous estimates and subjective judgments, including those regarding expected rates of return and volatility, contract surrender rate, mortality, and benefit election rates. There can be no assurance that ultimate experience will not differ from management’s estimates. In addition to providing for risk through establishing reserves, AXA also manages these risks through asset-liability management programs including interest rate floors to protect against declines in the interest rate environment.

Note 16: Provisions for risks and charges

16.1. Breakdown of provisions for risks and charges

Provisions for risks and charges include the following items:

(in euro millions)
	December 31, 2005	December 31, 2004
Employee benefits	7,755	6,621
Share-based compensation	91	59
Restructuring provisions	163	231
Lawsuits contingency provisions	217	155
Liability warranty provisions	1	18
Contingent liabilities relating to business combinations	–	–
Other provisions for risks and charges	534	644
TOTAL PROVISIONS FOR RISKS AND CHARGES	8,760	7,728

Comments on provisions relating to employee benefits can be found in note 26 “Employees”.

16.2. Change in provisions for risks and charges (excluding employee benefits and share-based compensation)

Changes in provisions for risks and charges are set out below:

(in euro millions)
	Restructuring provisions	Lawsuits contingency provisions	Liability warranty provisions	Contingent liabilities relating to business combinations	Other provisions for risks and charges
Carrying value – January 1, 2005	231	155	18	–	644
Financial cost related to dezactualisation (a)	–	–	–	–	–
Impact of change in scope of consolidation and changes in accounting method	5	–	–	(3)	(133)
Increase in provisions	17	85	–	–	203
Write back after use	(106)	(15)	–	3	(159)
Write back after final cost review	(4)	(9)	(18)	–	(42)
Impact of foreign exchange fluctuations	20	–	–	–	19
Carrying value – December 31, 2005	163	217	1	–	534

(a) In the case where provisions are discounted.

At December 31, 2005, restructuring provisions totaled €163 million, including €99 million in the United States following the MONY acquisition, €24 million in Germany relating to AXA Versicherung and €12 million in the books of the UK and Ireland. Lawsuit contingency provisions totaled €217 million, including €93 million in France, €48 million in AXA Bank Belgium and €25 million in Compagnie Financière de Paris.

Other provisions for risks and charges totaled €534 million, including €114 million in France, €135 million in the UK, €70 million in Australia and New Zealand and €78 million in Compagnie Financière de Paris.

Note 17: Financing debt

17.1. Financing debt by issuance

(in euro millions)
	Carrying value
	December 31, 2005	December 31, 2004
AXA	7,111	7,187
Subordinated perpetual notes, variable (U.S. dollar and euro)	1,841	1,753
Subordinated perpetual notes 7.1% (U.S. dollar)	424	367
Perpetual notes 3.29% / variable (Yen)	194	193
Subordinated perpetual notes (euro)	219	234
Debt component of subordinated convertible notes due 2014 (euro)	1,608	1,558
Subordinated perpetual notes 7.25% (U.S. dollar)	–	500
Debt component of subordinated convertible notes, 3.75% due 2017 (euro)	1,127	1,089
Subordinated convertible notes due 2020 (euro)	180	215
U.S. registered redeemable subordinated debt, 8.60% 2030 (euro)	1,118	952
U.S. registered redeemable subordinated debt, 7.125% 2020 (GBP)	474	461
U.S. registered redeemable subordinated debt, 6.75% 2020 (euro)	1 062	1,070
Derivatives on debts instruments issued (a)	(1,137)	(1,205)
AXA Financial	171	442
Surplus Notes, 6.95%, due 2005	–	294
Surplus Notes, 7.70%, due 2015	169	147
MONY Life 11.25% Surplus Notes	2	1
AXA Bank Belgium	378	339
Subordinated notes, 3.14% to 6.90%, due 2008	378	339
Other subordinated debt (under €100 million each)	92	121
SUBORDINATED DEBT	7,752	8,089
AXA	842	899
Euro Medium Term Notes, 6.0% due through 2013, and BMTN	1,041	1,183
Other	–	5
Derivatives on financing debt instruments issued (a)	(199)	(289)
AXA Financial	1,187	1,256
Senior notes, 7.75%, due 2010	405	351
Senior notes, 7%, due 2028	295	255
Senior notes, 6.5%, due 2008	212	183
Senior notes MONY, 8.35%, due 2010	285	253
MONY Group Inc. notes, due 2005	–	210
Derivatives on financing debt instruments issued (a)	(11)	4
AXA UK Holdings	225	219
GRE: Loan Notes, 6.625%, due 2023	225	219
Derivatives on financing debt instruments issued (a)	–	–
AXA Equitable	566	498
Mortgage notes, 4.92% / 12%, due 2017	297	257
Closed-Block Mony, 6.44%, due 2017	254	220
Derivatives on financing debt instruments issued (a)	15	21
Other financial debt instrument issued (less than €100 million)	(2)	30
Other financing debts instruments issued under €100 million	11	32
Derivatives relating to other debts instruments issued (a)	(14)	(1)
FINANCING DEBT INSTRUMENTS ISSUED	2,817	2,903
Netherlands Holdings	17	17
AXA Investment Managers	–	–
Other subordinated debt (under €100 million each)	–	–
Derivatives on financing debt owed to credit institutions	–	–
FINANCING DEBT OWED TO CREDIT INSTITUTIONS	17	17
TOTAL FINANCING DEBT	10,585	11,009

(a) Hedging instruments according to IAS 39 and economic hedge derivatives which are not acting as hedge under IAS 39.

Financing debt decreased by €424 million in 2005, or by €989 million at constant exchange rates. Movements in exchange rates therefore had a €565 million impact, mainly on AXA SA perpetual subordinated bonds and redeemable subordinated notes denominated in foreign currencies. The overall decrease was principally due to a decrease in subordinated debt (€–662 million), arising mostly from:

  the exercise by AXA SA of an early redemption clause on the €500 million of subordinated perpetual debt securities issued in March 2005, and the redemption of other subordinated debt lines (€90 million)
  the maturing of AXA Financial’s senior bonds (€294 million)
  partially offset by the change in fair value of hedging derivatives instruments (€68 million impact).

The nominal value of subordinated perpetual debt securities at December 31, 2005 was €2,679 million (versus €3,047 million at December 31, 2004 and €2,706 million at January 1, 2004). The financial expense on these subordinated perpetual debt securities in 2005 was €121 million before tax (2004: €144 million), and €79 million after tax (2004: €93 million). These debt securities are perpetual debt. The Group has the option of deferring coupon payments on these securities under certain conditions. However, coupons must be paid when these conditions cease to apply or when the instrument is redeemed. Even if they are deferred for a long period, coupons remain legally due. Even if a decision is taken in a shareholders’ meeting to stop paying a dividend and if the Group decides to stop paying coupons, unpaid coupons that have accrued over the years will form part of the debts to be repaid in the event of court- ordered liquidation. These instruments are classified as financial debts due to the contractual obligation to pay coupons thus defined. It should be noted that the classification of perpetual borrowings as equity or debt is currently being studied by IFRIC. A definitive interpretation may alter the way in which subordinated perpetual debt securities are presented.

Non-subordinated financing debt instruments decreased by €86 million in 2005, or by €327 million at constant exchange rates, reflecting the maturing of €210 million of MONY Group Inc bonds and AXA SA's redemption of €332 million of EMTNs and BMTNs. This reduction was partially offset by the €55 million change in fair value of hedging derivatives instruments. AXA SA also issued €150 million of commercial paper on behalf of its French, UK and German subsidiaries, which is recorded under other debts (debt other than financing debt).

Derivative instruments hedging financing debts are discussed in Note 20.

17.2. Fair value measurement methodology – financing debt

(in euro millions)
	December 31, 2005		December 31, 2004
	Carrying value	Fair value	Carrying value	Fair value
Subordinated debt at cost	8,888	10,123	9,294	10,340
Derivatives on subordinated debt (a)	(1,137)	(1,137)	(1,205)	(1,205)
Subordinated debt	7,752	8,987	8,089	9,136
Financing debt instruments issued at cost	3,025	3,091	3,168	3,290
Derivatives on financing debt instruments issued (a)	(208)	(208)	(265)	(265)
Financing debt instruments issued	2,817	2,883	2,903	3,024
Financing debts owed to credit institutions at cost	17	17	17	17
Financing debt owed to credit institutions	17	17	17	17
FINANCING DEBT	10,585	11,886	11,009	12,177

(a) Hedging instruments according to IAS 39 and economic hedge derivatives which are not acting as hedge under IAS 39.

The Group does not hold any financing debt recognized at fair value through profit & loss (fair value option or trading instruments).

17.3. Fair value measurement of financing debt

Information on the fair value figures presented in the sections above is provided in addition to information on carrying values and should be used with caution. As a matter of facts, these estimates are based on snapshots taken on accounts closing dates of parameters such as interest rates and spreads, which in fact fluctuate over time, and resulting in instantaneous values, and because there are many possible methods of making these estimates.

Data used when calculating the fair value of financing debt (financing debt instruments issued or financing debt owed to credit institutions) are period-end market data that reflect (i) market interest rates by currency, (ii) AXA’s average spread by maturity and currency, distinguishing subordinated and senior debt and (iii) options included in issue contracts, such as issuer redemption options.

The fair value of subordinated convertible bonds is equal to the quoted price for these instruments at the end of the period. Reported fair value therefore includes the value of the conversion option, which is included as a component of equity.

The fair value of financing debt at December 31, 2005, excluding interest accrued but not yet due, was €11,886 million, including relating hedging derivatives instruments.

17.4. Exposure to interest-rate risk and contractual maturities

The tables below set out the contractual maturities of financing debt and other non-subordinated debt instruments issued by the Group, as well as bank overdrafts. Effective maturities may differ from those presented, mainly because some instruments include clauses allowing early redemption, with or without penalty.

	Carrying value by contractual maturity			Total
	12 months or less	More than 1 year up to 5 years	More than 5 years	carrying value as of December 31, 2005
Financing debts	311	385	11,234	11,930

Excludes the impact of derivatives (detailed in section 20.4.).

	Carrying value by contractual maturity			Total
	12 months or less	More than 1 year up to 5 years	More than 5 years	carrying value as of December 31, 2004
Financing debts	917	300	11,260	12,478

Excludes the impact of derivatives (detailed in section 20.4.).

Note 18: Other debts (other than financing debts)

18.1. Other payables

(in euro millions)
	Carrying value
	December 31, 2005	December 31, 2004
Minority interests of controlled investment funds and other puttable instruments held by minority interests holders	5,115	3,717
Other debt instrument issued and bank overdrafts	8,411	7,784
Payables arising from direct insurance and inward reinsurance operations	4,680	3,863
Payables arising from outward reinsurance operations	3,507	3,588
Payables arising from banking activities	12,083	12,285
Payables – current tax position	1,382	954
Derivatives relating to other financial liabilities (a)	303	1
Other payables	28,993	21,187
OTHER PAYABLES	64,473	53,380

(a) Also includes speculative derivatives relating to other financial liabilities.

Movements in the “Minorities in controlled funds and other puttable instruments held by minority interests holders” caption depend on:

  Changes in minority interests in controlled funds and changes in their fair value. An identical change in invested assets held by these funds is also recorded.
  Buyouts of minority interests for which the Group holds an unconditional commitment and changes in value of related puttable instruments. Entries balancing these movements are recorded under goodwill.

Minority interests in funds under this caption totaled €4,326 million at December 31, 2005 (2004: €3,223 million).

Other puttable instruments held by minority interest also included in this caption totaled €789 million at December 31, 2005 (2004: €494 million).

In 2004, two put options granted to former Sanford C. Bernstein shareholders were exercised, representing a net asset value of €168 million (16.32 million shares). This increased the Group’s ownership interest in AllianceBernstein (formerly Alliance Capital) by 5.8 points, from 55.5% to 61.3%.

The fair value of other debts is very close to book value.

18.2. Fair value measurement of other debts

Operating debt in financial services activities included in debt securities or in debts owed to credit institutions consists mainly of repo transactions or short-term interbank debt contracted by the Group’s banks. The fair value of this debt is disclosed as additionnal information on carrying values and is very close to par value.

18.3. Non-subordinated debt instruments issued and bank overdrafts (other than financing debt)

18.3.1. Other debt instruments issued, notes and bank overdrafts – by issuance

(in euro millions)

	Carrying value
	December 31, 2005	December 31, 2004
AllianceBernstein	345	293
“Senior” notes 5.625%, expiration date 2006	345	293
French Bank	5	8
AXA Banque	5	8
Derivatives on other issued debt (other than financing debt) – French Bank	–	–
AXA SA debts subscribed on behalf of French, English and German subsidiaries	186	215
CDOs (Collateralized Debt Obligations) and Real Estate Vehicles	1,684	1,422
CDO ARIA2 tranche A-23E7	48	–
CDO ARIA2 tranche A-23U7	93	–
Derivatives on other debt instrument issued (other than financing debt) – CDO (Collateralized Debt Obligations)	–	–
Aria A-1E5	194	195
Aria B-1E5	55	55
Aria C-1E5	53	55
Aria P-2G7	288	289
Concerto 2	476	464
Jazz 1	299	269
Ecureuil	–	95
European Office Income Venture	177	–
Australia New Zealand	141	–
Sterling Grace	141	–
Other financial services in France	35	257
Fonds Immobilier Paris Office Funds (FIPOF)	–	60
Rheinhyp Rheinische Hypotheken Bank, Aktiengesellschaft (London Branch)	–	131
Other	35	66
Derivatives on financing debt instruments issued (other than financing debt) – Other financial services	–	–
Other	13	–
Derivatives on other issued debt (other than financing debt) – All units	–	–
OTHER FINANCIAL DEBT INSTRUMENTS ISSUED (OTHER THAN FINANCING DEBT)	2,410	2,196
CDO (Collateralized Debt Obligations)	284	403
Jazz 1	284	403
Derivatives on other issued debt (other than financing debt) – CDO (Collateralized Debt Obligations)	–	–
Other financial services in France	50	91
AXA Banque	50	91
Derivatives on other issued debt (other than financing debt) – Other financial services in France	–	–
Other financial services in Germany	215	301
AXA Vorsorgebank	215	301
Derivatives on other issued debt (other than financing debt) – Other financial services in Germany	–	–
Other financial services in Belgium	4,563	4,128
AXA Bank Belgium	4,563	4,128
Derivatives on other issued debt (other than financing debt) – Other financial services in Belgium	–	–
Other	126	1
OTHER DEBT (OTHER THAN FINANCING DEBT) – owed to credit institutions	5,238	4,923
Bank overdrafts	762	664
OTHER DEBT INSTRUMENTS ISSUED, NOTES (OTHER THAN FINANCING DEBT) AND BANK OVERDRAFTS	8,411	7,783

At December 31, 2005, other debt instruments issued and bank overdrafts totaled €8,411 million, up €627 million, or €516 million at constant exchange rates. This increase was mainly due to:

  a €435 million increase at AXA Bank Belgium as part of liquidity management in banking activities,
  €141 million (or €130 million at constant exchange rates) relating to customer deposits with Sterling Grace1, an increase of €98 million (or €68 million at constant exchange rates) in bank overdrafts, the entry in the scope of consolidation of the real estate company European Office Income Venture (€177 million).

These movements were partly offset by:

  lower debts at CDO Jazz 1 (€119 million), in line with lower volume of managed assets backing these credit lines, the exit from the scope of consolidation of CDO Ecureuil (€95 million), an €86 million reduction in the operational debt of AXA Vorsorgebank following the transfer of the mortgage business to the insurance company (AXA Leben).

The fair value of other debt instruments issued and bank overdrafts was €8,426 million at December 31, 2005. The difference between total fair value and carrying value results mainly from AllianceBernstein’s fixed-rate bond debt and AXA SA debt subscribed on behalf of French, English and German subsidiaries.

18.3.2. Other debt instruments issued, notes and bank overdrafts - by accounting method

(in euro millions)
	Carrying value
	December 31, 2005	December 31, 2004
Debt instruments issued at cost	902	596
Debt instruments issued held as trading	–	–
Debt instruments issued designated as at fair value through profit & loss	1,508	1,600
Debt instruments issued	2,410	2,196
Debt owed to credit institutions held at cost	5,112	4,924
Debt owed to credit institutions held as trading	–	–
Debt owed to credit institutions designated as at fair value through profit & loss	127	–
Debt owed to credit institutions	5,239	4,924
Bank overdrafts	762	664
DEBT INSTRUMENTS ISSUED AND BANK OVERDRAFTS (OTHER THAN FINANCING DEBT)	8,411	7,783
Including debt at fair value through profit & loss	1,637	1,600
(1) Presented under “Other debt” at December 31, 2004.

18.3.3. Other debt instruments issued, notes and bank overdrafts

(in euro millions)
	December 31, 2005			December 31, 2004
	Fair value determined directly by reference to an active market	Fair value estimated using valuation technique	Total	Fair value determined directly by reference to an active market	Fair value estimated using valuation technique	Total
Debt instruments issued held as trading	–	–	–	–	–	–
Debt instruments issued designated as at fair value through profit & loss	726	782	1,508	1,600	–	1,600
Debt instruments issued (other than financing debt)	726	782	1,508	1,600	–	1,600
Debt owed to credit institutions held as trading	–	–	–	–	–	–
Debt owed to credit institutions designated as at fair value through profit & loss	129	–	129	–	–	–
Debt owed to credit institutions (other than financing debt)	129	–	129	–	–	–

The fair value option is used to measure debts other than financing debts stated at fair value through profit & loss included in the table above.

18.4. Payables arising from direct insurance, inward reinsurance operations and direct outward reinsurance operations

(in euro millions)
	December 31, 2005		December 31, 2004
	Carrying value	Fair value	Carrying value	Fair value
Deposits and guarantees	45	45	25	25
Current accounts payable to other companies	771	771	564	564
Payables to policyholders, brokers and general agent	3,494	3,494	3,119	3,119
Other payables	371	371	155	155
Payables arising from direct insurance and inward reinsurance operations	4,680	4,680	3,863	3,863

(in euro millions)
	December 31, 2005		December 31, 2004
	Carrying value	Fair value	Carrying value	Fair value
Deposits and guarantees	1,508	1,508	1,376	1,376
Current accounts payable to other companies	1,927	1,927	2,213	2,213
Other payables	72	72	–	–
Payables arising from direct outward reinsurance operations	3,507	3,507	3,588	3,588

18.5. Maturity and interest-rate risk exposure

	Carrying value by contractual maturity			Total
	12 months or less	More than1 year up to 5 years	More than 5 years	carrying value at December 31, 2005
Other debt instruments issued, notes and bank overdrafts	6,158	168	2,085	8,411

Excludes the impact of derivatives (detailed in note 20.4.).

	Carrying value by contractual maturity			Total
	12 months or less	More than 1 year up to 5 years	More than 5 years	carrying value at December 31, 2004
Other debt instruments issued, notes and bank overdrafts	4,932	965	1,886	7,783

Excludes the impact of derivatives (detailed in note 20.4.).

Note 19: Tax

19.1. Tax expense

19.1.1. Breakdown of tax expense between current and deferred tax

The income tax charge was split as follows:

(in euro millions)

	December 31, 2005	December 31, 2004
Income tax – France	206	609
Current	95	519
Deferred	111	90
Income tax – Foreign countries	1,205	1,206
Current	1,101	770
Deferred	103	436
TOTAL INCOME TAX FROM CONTINUED OPERATIONS	1,411	1,814
Income tax on discontinued activities – Current	–	–
Income tax on discontinued activities – Deferred	–	–
TOTAL INCOME TAX FROM DISCONTINUED OPERATIONS	–	–
TOTAL INCOME TAX EXPENSE	1,411	1,814

The current tax amount due on foreign income for €1,101 million (2004: €761 million) includes €163 million of policyholder tax (2004: €148 million). The deferred tax amount due on foreign income for €103 million (2004: €436 million) includes €395 million of policyholder tax (2004: €–28 million).

19.1.2. Tax proof

The reconciliation between the notional tax charge (pre-tax profit multiplied by the applicable tax rate in France for the period concerned) and the effective tax charge was as follows:

(in euro millions)
	December 31, 2005	December 31, 2004
Net income, gross of tax expense and before equity in income from affiliated companies	6,066	5,971
Notional tax rate	34.93%	35.43%
Notional tax charge	2,119	2,115
Impact of rates differences on notional tax charge	(117)	(149)
Impact of the change in tax rates	(26)	(17)
Income taxable at different tax rates	318	34
Impact of change in tax rates	175	(132)
Impact of tax losses used but not recorded in the previous year	(32)	(12)
Deffered tax assets booked on tax losses not previously recognized	(16)	(24)
Tax losses generated in the year but not recognized	11	35
Tax losses impact	(37)	(1)
Permanent difference on financial income and expenses	(665)	(288)
Permanent difference on other income and expenses	44	94
Impact of permanent differences	(622)	(194)
Correction of payable tax on the previous year	(180)	(60)
Reestimation of deferred tax assets (a)	(421)	52
Other	376	34
Impact of correction, decrease in value and other elements	(225)	26
Effective tax charge	1,411	1,814
Effective tax rate (%)	23.25%	30.57%
(a) Including €409 million from the reestimation of the deferred tax asset in AXA Life Japan.

The applicable tax rate breaks down as follows:

(in euro millions)
	December 31, 2005		December 31, 2004
	Net income, gross of tax expense and before equity in income from affiliated companies	Notional tax rate	Net income, gross of tax expense and before equity in income from affiliated companies	Notional tax rate
France	1,624	34.93%	1,568	35.43%
United States	1,815	35.00%	1,317	35.00%
United Kingdom	930	30.00%	493	30.00%
Japan	25	36.21%	475	36.21%
Germany	505	40.00%	247	40.00%
Belgium	420	33.99%	505	33.99%
Other countries	747	–	1,366	–
TOTAL	6,066	–	5,971	–
APPLICABLE TAX RATE	–	34.93%	–	35.43%

19.2. Deferred tax

Net deferred tax balances was split as follows:

(in euro millions)
	December 31, 2005	December 31, 2004
Deferred tax Assets/Liabilities concerning:
– Deferred tax through profit & loss	(380)	(316)
– Deferred tax through reserves relating to the Fair Value adjustment of available for sale assets	(2,557)	(2,243)
– Deferred tax through reserves relating to the Fair Value adjustment of Cash Flow Hedge derivatives	(65)	(55)
– Deferred tax through reserves relating to gains and losses on defined benefits pension plans	369	140
– Deferred tax through other reserves	86	–
Net deferred tax excluding policyholders’ tax	(2,547)	(2,474)
Policyholders’ tax – Net deferred tax	(1,144)	(691)
TOTAL NET DEFERRED TAX	(3,692)	(3,165)

Note 20: Derivative instruments

This note excludes derivative instruments that meet the definition of equity instruments, detailed information on which is provided in note 14, and derivative instruments held by consolidated investment funds in the “satellite investment portfolio” as defined in section 1.7.2., which are recognized at fair value in accordance with IAS 39. It includes however all other type of derivative instruments.

20.1. Derivative instruments: maturities, notional values and fair values

	Maturity of notional amount as at December 31, 2005 (a)
	< 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	> 5 years
Interest rate swaps	26,235	8,527	5,928	4,694	8,319	24,688
Currency swaps	8,053	4,582	1,750	1,236	2,785	7,832
Basic Swaps	–	–	–	–	–	792
Equity Swaps	1,076	12	–	15	20	–
Total return swaps	7	–	–	–	–	1,762
SWAPS	35,371	13,122	7,678	5,945	11,124	35,074
Caps	16,645	2,247	7,177	15	7,000	9,242
Floors	3,646	6,784	5,088	5,088	–	20
Collars	–	–	–	–	–	–
Swaptions	365	300	814	142	207	697
Calls bought	1,280	22	22	8	5	–
Calls sold	96	6	5	–	–	–
Puts bought	620	161	9	6	–	–
Puts sold	117	11	9	6	–	–
OPTIONS	22,770	9,531	13,125	5,266	7,212	9,959
Forwards / Futures bought	1,674	37	–	–	–	–
Forwards / Futures sold	14,072	5,214	13	201	–	–
FORWARDS / FUTURES	15,746	5,251	13	201	–	–
CREDIT DERIVATIVES	–	32	17	2,522	5,146	2,053
Other derivatives	4	–	–	9	–	–
TOTAL	73,891	27,936	20,833	13,943	23,482	47,087
NB: This table includes all derivatives (assets and liabilities), i.e hedge, macrohedge and other, asset and liability positions.
(a) By convention, notional amounts are displayed in absolute value, and exclude potential netting out.

N.B.: €4,612 million of notional value on credit derivatives correspond to consolidated CDOs.

(in euro millions)
Notional amount		Positive fair value		Negative fair value		Net fair value		Change in
Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2005	Dec. 31, 2004	fair value
78,392	76,894	2,113	1,810	777	627	1,336	1,183	153
26,237	23,207	958	1,717	909	586	49	1,130	(1,081)
792	609	54	4	3	33	50	(29)	79
1,124	1,077	50	55	95	–	(46)	54	(100)
1,770	2,451	273	240	8	9	265	231	35
108,315	104,238	3,447	3,825	1,792	1,255	1,656	2,570	(914)
42,326	43,490	18	39	255	276	(237)	(236)	–
20,626	9,048	10	4	–	–	10	4	6
–	47	–	–	–	–	–	–	–
2,526	2,240	115	62	–	–	115	62	53
1,338	1,602	14	106	2	–	13	106	(94)
108	272	1	–	1	–	–	–	–
796	323	–	8	19	–	(19)	8	(27)
143	–	–	–	–	–	–	–	–
67,862	57,021	160	220	277	276	(117)	(56)	(61)
1,712	4,127	13	8	5	4	8	4	4
19,499	22,985	42	190	597	451	(556)	(260)	(295)
21,211	27,113	55	198	602	455	(548)	(256)	(291)
9,771	2,393	21	37	33	–	(12)	37	(49)
13	80	8	5	–	1	8	5	3
207,172	190,844	3,691	4,286	2,704	1,986	987	2,299	(1,312)

20.2. Derivative instruments subject to hedge accounting and other derivatives

Hedging derivative instruments were summarized as follows:

(in euro millions)
	December 31, 2005
	Derivative instruments used in fair value hedging relationship		Derivative instruments used in a cash flow hedging relationship		Derivative instruments used in hedge of net investment in a foreign operation		Macro hedges and other derivative instruments not qualifying under IAS 39 but generally used as economic hedges		Total
	Notional amount	Fair value	Notional amount	Fair value	Notional amount	Fair value	Notional amount	Fair value	Notional amount	Fair value
Interest rate swaps	6,395	204	1,030	78	240	(2)	70,727	1,056	78,392	1,336
Currency swaps	2,554	(151)	20	(1)	9,484	228	14,179	(26)	26,237	49
Basic Swaps	–	–	–	–	–	–	792	50	792	50
Equity Swaps	378	(104)	–	–	–	–	746	59	1,124	(46)
Total return swaps	–	–	–	–	–	–	1,770	265	1,770	265
SWAPS	9,327	(51)	1,050	77	9,724	226	88,213	1,404	108,315	1,656
Caps	–	–	–	–	–	–	42,326	(237)	42,326	(237)
Floors	–	–	–	–	–	–	20,626	10	20,626	10
Collars	–	–	–	–	–	–	–	–	–	–
Swaptions	–	–	–	–	–	–	2,526	115	2,526	115
Calls bought	–	–	–	–	–	–	1,338	13	1,338	13
Calls sold	–	–	–	–	–	–	108	–	108	–
Puts bought	–	–	–	–	–	–	796	(19)	796	(19)
Puts sold	–	–	–	–	–	–	143	–	143	–
OPTIONS	–	–	–	–	–	–	67,862	(117)	67,862	(117)
Forwards / Futures bought	–	–	–	–	–	–	1,712	8	1,712	8
Forwards / Futures sold	795	(50)	–	–	–	–	18,704	(506)	19,499	(556)
FORWARDS / FUTURES	795	(50)	–	–	–	–	20,416	(498)	21,211	(548)
CREDIT DERIVATIVES	–	–	–	–	–	–	9,771	(12)	9,771	(12)
Other derivatives	–	–	–	–	–	6	13	2	13	8
TOTAL	10,122	(101)	1,050	77	9,724	232	186,275	779	207,172	987
NB: This table includes all derivatives (assets and liabilities), i.e hedge, macrohedge and other, asset and liability positions.

(in euro millions)
	December 31, 2004
	Derivative instruments used in fair value hedging relationship		Derivative instruments used in a cash flow hedging relationship		Derivative instruments used in hedge of net investment in a foreign operation		Macro hedges and other derivative instruments not qualifying under IAS 39 but generally used as economic hedges		Total
	Notional amount	Fair value	Notional amount	Fair value	Notional amount	Fair value	Notional amount	Fair value	Notional amount	Fair value
Interest rate swaps	–	–	2,221	289	–	–	74,673	894	76,894	1,183
Currency swaps	2,642	(142)	–	–	5,464	984	15,101	288	23,207	1,130
Basic Swaps	–	(22)	–	–	–	–	609	(7)	609	(29)
Equity Swaps	357	7	–	–	–	–	720	47	1,077	54
Total return swaps	–	–	–	–	–	–	2,451	231	2,451	231
SWAPS	3,000	(157)	2,221	289	5,464	984	93,554	1,453	104,238	2,570
Caps	–	–	–	–	–	–	43,490	(236)	43,490	(236)
Floors	–	–	–	–	–	–	9,048	4	9,048	4
Collars	–	–	–	–	–	–	47	–	47	–
Swaptions	–	–	–	–	–	–	2,240	62	2,240	62
Calls bought	19	1	–	–	–	–	1,582	105	1,602	106
Calls sold	272	–	–	–	–	–	–	–	272	–
Puts bought	320	6	–	–	–	–	3	2	323	8
Puts sold	–	–	–	–	–	–	–	–	–	–
OPTIONS	612	7	–	–	–	–	56,409	(63)	57,021	(56)
Forwards / Futures bought	24	–	–	–	–	–	4,103	8	4,127	8
Forwards / Futures sold	300	(40)	–	–	1,887	–	20,799	(225)	22,985	(265)
FORWARDS / FUTURES	324	(40)	–	–	1,887	–	24,902	(217)	27,113	(256)
CREDIT DERIVATIVES	–	–	–	–	–	–	2,393	37	2,393	37
Other derivatives	–	–	–	–	–	–	80	5	80	5
TOTAL	3,935	(190)	2,221	289	7,351	984	177,338	1,215	190,844	2,299
NB: This table includes all derivatives (assets and liabilities), i.e hedge, macrohedge and other, asset and liability positions.

The note 5 of current notes to Financial Statements refers to risk management within the Group, and describes its main principles and axes. In general, derivatives are used by the various entities and by the Company for economic hedging purposes, with the exception of certain credit derivatives. However, the notion of hedge accounting within the meaning of IAS 39 only applies to a small portion of derivatives used by the Group. The overall objectives of the economic hedging implemented by AXA are described briefly below, along with details of any items that qualify for hedge accounting in the meaning of IAS 39.

In the tables above, the fourth column includes derivatives that do not form part of a hedging relationship as defined by IAS 39, but whose objective is nevertheless to provide economic hedging of a risk, with the exception of certain credit derivatives. They include “macro-hedging” derivatives as defined by the IASB in its amendment to IAS 39.

AXA uses derivative instruments mainly to manage its financial exposure in terms of interest rates and foreign currency risks.

At December 31, 2005, the total notional amount of derivative instruments held by the AXA Group amounted to €207,2 billion (2004: €190,8 billion). The net fair value of these derivative instruments at December 31, 2005 was €986,7 million (2004: €2,299 million).

While notional amount is the most commonly used measure of volume in the derivatives market, it is not used as a measure of risk as the notional amount largely exceeds the potential profit or market loss that could arise from such transactions. The AXA Group is exposed to the default credit risk of its counterparts, however with no exposure to notional principal amounts: the notional amounts do not represent the amounts actually exchanged by the parties and thus are not a measure of the AXA Group’s risk of the derivative instruments. The AXA Group’s exposure is represented by the market value of the derivative contract at a given point in time.

AXA primarily uses derivative instruments for hedging purposes to manage risk, mainly interest rate and foreign currency risks. The risk management and associated economic hedging strategies are defined and managed by AXA’s local operations in line with accounting regulations. Such economic hedging strategies include (i) managing interest-rate exposures on fixed-maturity investments, long-term debt and guaranteed interest rates in insurance contracts, (ii) managing foreign-currency exposures on foreign-currency denominated investments and liabilities, and (iii) managing liquidity positions (including the ability to pay benefits and claims when due) in connection with asset-liability management and local regulatory requirements for insurance and banking operations.

At December 31, 2005 and based on notional amounts, (i) more than 52% of the derivative instruments used for hedging purposes consisted of swap contracts (55% at December 31, 2004), (ii) almost 33% were option products (mainly caps, floors and collars) (30% at December 31, 2004), (iii) around 10% of derivative instruments used for hedging purposes consisted of futures / forwards (principally other than foreign currency instruments) versus 14% at the end of 2004 and (iv) just under 5% corresponded to credit derivatives, compared to 1% at December 31, 2004. Credit derivatives are an alternative option to investing in fixed maturities issued by private sector companies.

At December 31, 2005, the notional amount of hedging derivative instruments as defined by IAS 39 (fair value, cash flow and net investment hedges) by the whole AXA Group totaled €20,897 million (2004: €13,507 million), and their net fair value was €208 million (2004: €1,083 million).

a) Swaps
Swap contracts are agreements between two parties to exchange one set of cash flows for another. Payments are made on the basis of the swap’s notional value.

AXA uses primarily (i) interest-rate swap contracts to manage cash flows on interest received or paid, and (ii) currency swap contracts to manage foreign-currency denominated cash flows or investments.

On a consolidated basis, the notional amount of such instruments at December 31, 2005 was €108,315 million (2004: €104,238 million), and their market value was €1,656 million (2004: €2,570 million).

At December 31, 2005, interest-rate swap contracts accounted for 72% of swaps used by AXA (versus 74% at the end of 2004). They are used in particular by (i) the Company (notional value of €31,612 million compared to €24,210 million at the end of 2004) to limit its risk exposure to interest-rate on debt issued or amounts borrowed, (ii) AXA Bank Belgium (notional value of €28,283 million versus €40,330 at the end of 2004) to hedge interest-rate risk exposures arising in the context of its ordinary banking activities, in order to achieve an appropriate interest-rate spread between its interest-earning assets and interest-bearing liabilities and (iii) AXA Japan (€7,402 million versus €577 million at the end of 2004) to limit its risk exposure to interest-rate on its invested assets (bonds held directly and through consolidated mutual funds).

Currency swaps constitute another part of AXAs hedging strategies to manage foreign-currency cash flow exposures, and are primarily used by AXA (the Company), with €17,156 million at the end of 2005 (2004: €12,050 million) and AXA Japan €5,057 million (2004: €5,540 million), mainly to limit the exposure of its euro and U.S. dollar bond portfolio.

At December 31, 2005, 81% of the total notional amount of swaps were not used in a qualifying hedge relationship, and included €38,566 million of swaps at the Company and €27,826 million at AXA Bank Belgium which, as part of its business, uses mainly euro-denominated forward rate agreements and interest-rate swaps that generate short-term profits.

The notional amounts of swaps used in fair value hedge relationships totaled €9,327 million at December 31, 2005, including €6,523 million at AXA Japan (mainly including €3,726 million of interest-rate swaps and €2,554 million of currency swaps), €1,932 million of interest-rate swaps at the Company and €737 million of interest-rate swaps at AXA Bank Belgium.

The notional amounts of swaps used in cash flow hedge relationships totaled €1,050 million, including €521 million of interest-rate swaps in Belgium (Life & Savings business) and €466 million of interest-rate swaps at the Australian holding company.

The notional amounts of swaps used in net foreign investment hedge relationships totaled €9,724 million, including €8,282 million of currency swaps used by the Company.

b) Options
The options portfolio consists mainly of caps and floors. Caps and floors are option-like agreements where the seller agrees to pay to the counterparty an amount equal to the differential, based on a notional amount, between the interest rate of the specified index and the interest-rate cap or floor. These instruments are used to hedge against interest-rate increases (caps) or decreases (floors).

The notional amount of such instruments at December 31, 2005 was €62,952 million (2004: €52,538 million), the increase being mainly attributable to the United States. They represented 93% of the total notional amount of options (2004: 92%). Their fair value was €–226.2 million (2004: €–232 million).

Caps and floors are used predominantly by AXA’s U.S. and French Life & Savings operations to hedge interest rates on contracts with guaranteed rates of return.

c) Futures and Forwards
Futures are contracts that obligate settlement at a specified price at a specified future date and can be either exchange or non-exchange traded. Forwards are over-the-counter contracts.

On a consolidated basis, the notional amount of such instruments at December 31, 2005 was €21,211 million (2004: €27,113 million), while their market value was €–548 million (2004: €–256 million).

Non-foreign currency related forward and future contracts accounted for 80% of these instruments (based on notional amounts at December 31, 2005), compared to 53% at end-2004.

Other futures were predominantly used by insurance operations to hedge future operating margins.

Additionally, AXA’s U.S. insurance operations use forward and futures contracts for the dynamic risks management program associated with the guaranteed minimum benefits on unit-linked retirement savings products.

AXA Japan also uses forward foreign currency contracts to hedge exchange-rate risk arising from its investments in U.S. and European fixed-maturity bonds. In accordance with IAS 21 and IAS 39, some or all of the currency translation difference relating to these bonds is accounted for in income and offsets most of the change in fair value of associated derivative instruments, which is also taken to income. The economic effect of this hedging is therefore reflected without the need to use hedge accounting as defined by IAS 39. The notional amount of contracts subject to fair value hedge accounting at December 31, 2005 was €795 million at AXA Japan, out of a total notional amount of €12,312 million.

As a result, for 96% of these contracts’ notional value, derivatives were used as part of a non-qualifying hedge relationship as defined by IAS 39 at the end of 2005 (92% at the end of 2004).

d) Credit derivatives
AXA uses derivative instruments to manage the exposures of its assets and liabilities to interest-rate, foreign-currency and equity price risks. These instruments may also be used to enhance the returns of invested assets.

At December 31, 2005, the notional amount and the net fair value of these derivatives were €9,771 million and €–12 million, respectively (2004: €2,393 million and €37 million, respectively). Use of these instruments increased mainly (i) at AXA Japan (€4,623 million versus €757 million at the end of 2004). In particular, AXA Japan uses credit default swaps (CDSs) on highly-rated bonds in order to improve the returns on its portfolio, and (ii) in CDOs (€4,612 million at the end of 2005 compared to €1,568 million at the end of 2004) also use credit derivatives to build their portfolio of collateral.

20.3. Effect of hedging on financial investments

The impact of derivative instruments is presented within their related underlying financial assets and liabilities (see section 20.4.) on the face of the balance sheet.

The table below details the impact of derivative instruments and related underlying assets.

	Insurance
	Net value excluding effect of hedging value (a)	Impact of derivative instruments subject to hedge accounting (b)	Impact of other derivative instruments (c)	Net value including effect of derivatives (d)
Investment property at amortized cost	7,832	–	–	7,832
Investment property at fair value through profit & loss	4,979	–	–	4,979
Macro hedge and speculative derivatives	–	–	–	–
Investment property	12,810	–	–	12,810
Fixed maturities held to maturity	–	–	–	–
Fixed maturities available for sale	189,382	(166)	235	189,451
Fixed maturities at fair value through profit & loss	43,403	–	10	43,413
Fixed maturities held for trading	142	–	–	142
Non quoted fixed maturities (amortized cost)	20	–	–	20
Fixed maturities	232,948	(166)	246	233,027
Equity securities available for sale	27,858	(104)	(73)	27,680
Equity securities at fair value through profit & loss	18,804	–	–	18,804
Equity securities held for trading	101	–	–	101
Equity securities	46,762	(104)	(73)	46,585
Non controlled investment funds available for sale	3,132	–	89	3,221
Non controlled investment funds at fair value through profit & loss	1,916	–	–	1,917
Non controlled investment funds held for trading	195	–	–	195
Non controlled investment funds	5,243	–	89	5,333
Other investments (f)	1,911	–	1	1,912
Macro hedge and speculative derivatives	(209)	–	–	(209)
TOTAL FINANCIAL INVESTMENTS	286,655	(271)	263	286,647
Loans held to maturity	–	–	–	–
Loans available for sale	–	–	–	–
Loans at fair value through profit & loss	125	–	–	125
Loans held for trading	–	–	–	–
Mortgage loans	7,230	–	–	7,230
Others (e)	10,976	–	1	10,977
Macro hedge and speculative derivatives	–	–	–	–
Loans	18,332	–	1	18,332
Financial investments backing contracts where financial risks are borne by policyholders	141,397	–	13	141,410
TOTAL FINANCIAL ASSETS	459,194	(271)	277	459,200
Derivative instruments hedging net investment in a foreign operation (assets) (g)	–	–	–	–

(a) Net book value, i.e net of impairment, discount premiums and related amortization, including interest accrued but not yet due, but excluding any impact of derivatives.

(b) Excluding macrohedge and other derivatives.

(c) Macrohedge and other derivatives.

(d) Net book value (see (a)), but including effect of hedging instruments (IAS 39), economic hedging instruments not acting as hedging under IAS 39, macrohedge and other derivatives.

(e) Notably includes policy loans, lease receivables and other loans.

(f) Other investments held through consolidated investment funds at fair value through profit & loss.

(g) Derivatives instruments used in hedge of net investment in a foreign operation, and not attached to a debt on the face of the balance sheet.

(in euro millions)
December 31, 2005
Banking and other activities				Total
Net value excluding effect of hedging value (a)	Impact of derivative instruments subject to hedge accounting (b)	Impact of other derivative instruments (c)	Net value including effect of derivatives (d)	Net value excluding effect of hedging value (a)	Impact of derivative instruments subject to hedge accounting (b)	Impact of other derivative instruments (c)	Net value including effect of derivatives (d)
314	–	–	314	8,146	–	–	8,146
–	–	–	–	4,979	–	–	4,979
–	–	–	–	–	–	–	–
314	–	–	314	13,124	–	–	13,124
–	–	–	–	–	–	–	–
5,740	–	(1)	5,739	195,123	(166)	234	195,190
779	–	(42)	737	44,182	–	(32)	44,150
1,547	–	–	1,547	1,689	–	–	1,689
2	–	–	2	22	–	–	22
8,068	–	(44)	8,025	241,016	(166)	202	241,052
571	–	–	571	28,429	(104)	(73)	28,252
48	–	–	48	18,852	–	–	18,852
308	–	–	308	409	–	–	409
928	–	–	928	47,690	(104)	(73)	47,513
201	–	–	201	3,333	–	89	3,422
73	–	–	73	1,990	–	–	1,990
22	–	–	22	217	–	–	217
296	–	–	296	5,540	–	89	5,629
–	–	–	–	1,911	–	1	1,912
198	–	–	198	(11)	–	–	(11)
9,491	–	(44)	9,447	296,146	(271)	219	296,094
1	–	–	1	1	–	–	1
23	–	–	23	23	–	–	23
–	–	–	–	125	–	–	125
248	–	–	248	248	–	–	248
20	(58)	–	(38)	7,250	(58)	–	7,192
74	–	–	74	11,051	–	1	11,051
15	–	–	15	15	–	–	15
381	(58)	–	323	18,712	(58)	1	18,655
–	–	–	–	141,397	–	13	141,410
10,186	(58)	(44)	10,084	469,379	(329)	233	469,284
–	–	–	–	–	–	–	–

	Insurance
	Net value excluding effect of hedging value (a)	Impact of derivative instruments subject to hedge accounting (b)	Impact of other derivative instruments (c)	Net value including effect of derivatives (d)
Investment property at amortized cost	7,683	–	–	7,683
Investment property at fair value through profit & loss	4,550	–	–	4,550
Macro hedge and speculative derivatives	–	–	–	–
Investment property	12,233	–	–	12,233
Fixed maturities held to maturity	–	–	–	–
Fixed maturities available for sale	164,184	(153)	619	164,650
Fixed maturities at fair value through profit & loss	41,907	–	(21)	41,886
Fixed maturities held for trading	4	–	–	4
Non quoted fixed maturities (amortized cost)	23	–	–	23
Fixed maturities	206,118	(153)	598	206,563
Equity securities available for sale	22,221	7	21	22,249
Equity securities at fair value through profit & loss	16,847	–	(1)	16,847
Equity securities held for trading	258	–	–	258
Equity securities	39,327	7	20	39,354
Non controlled investment funds available for sale	2,921	–	(1)	2,920
Non controlled investment funds at fair value through profit & loss	2,093	–	–	2,093
Non controlled investment funds held for trading	199	–	33	232
Non controlled investment funds	5,213	–	32	5,245
Other investments (f)	596	–	–	596
Macro hedge and speculative derivatives	–	–	(242)	(242)
TOTAL FINANCIAL INVESTMENTS	251,255	(146)	408	251,516
Loans held to maturity	2	–	–	2
Loans available for sale	–	–	–	–
Loans at fair value through profit & loss	374	–	3	377
Loans held for trading	–	–	–	–
Mortgage loans	7,044	–	–	7,044
Others (e)	10,662	–	28	10,690
Macro hedge and speculative derivatives	–	–	–	–
Loans	18,083	–	31	18,114
Financial investments backing contracts where financial risks are borne by policyholders	112,380	–	8	112,387
TOTAL FINANCIAL ASSETS	393,950	(146)	446	394,250
Derivative instruments hedging net investment in a foreign operation (assets) (g)	–	–	–	–

(a) Net book value, i.e net of impairment, discount premiums and related amortization, including interest accrued but not yet due, but excluding any impact of derivatives.

(b) Excluding macrohedge and other derivatives.

(c) Macrohedge and other derivatives.

(d) Net book value (see (a)), but including effect of hedging instruments (IAS 39), economic hedging instruments not acting as hedging under IAS 39, macrohedge and other derivatives.

(e) Notably includes policy loans, lease receivables and other loans.

(f) Other investments held through consolidated investment funds at fair value through profit & loss.

(g) Derivatives instruments used in hedge of net investment in a foreign operation, and not attached to a debt on the face of the balance sheet.

(in euro millions)
December 31, 2004
Banking and other activities				Total
Net value excluding effect of hedging value (a)	Impact of derivative instruments subject to hedge accounting (b)	Impact of other derivative instruments (c)	Net value including effect of derivatives (d)	Net value excluding effect of hedging value (a)	Impact of derivative instruments subject to hedge accounting (b)	Impact of other derivative instruments (c)	Net value including effect of derivatives (d)
61	–	–	61	7,744	–	–	7,744
–	–	–	–	4,550	–	–	4,550
–	–	–	–	–	–	–	–
61	–	–	61	12,294	–	–	12,294
–	–	–	–	–	–	–	–
6,577	–	–	6,577	170,761	(153)	619	171,227
1,324	–	(127)	1,197	43,231	–	(148)	43,083
1,571	–	49	1,620	1,575	–	49	1,624
2	–	–	2	26	–	–	26
9,474	–	(78)	9,396	215,592	(153)	520	215,959
642	–	–	642	22,863	7	21	22,891
10	–	29	39	16,857	–	28	16,886
96	–	–	96	354	–	–	354
748	–	29	777	40,074	7	49	40,131
65	–	–	65	2,986	–	(1)	2,985
45	–	–	45	2,138	–	–	2,138
–	–	–	–	199	–	33	232
110	–	–	110	5,323	–	32	5,355
–	–	–	–	596	–	–	596
–	–	536	536	–	–	294	294
10,332	–	488	10,820	261,586	(146)	895	262,336
–	–	–	–	2	–	–	2
23	–	–	23	23	–	–	23
–	–	–	–	374	–	3	377
258	–	–	258	258	–	–	258
21	–	–	21	7,065	–	–	7,065
78	–	–	78	10,740	–	28	10,768
–	–	76	76	–	–	76	76
380	–	76	456	18,462	–	107	18,569
				112,380	–	8	112,387
10,772	–	564	11,336	404,723	(146)	1,010	405,586
–	–	–	482	–	–	–	482

20.4. Effect of hedging on liabilities

The impact of derivative instruments is presented within their related underlying financial liabilities and assets (see section 20.3.) on the face of the balance sheet. The table below details the impact of derivative instruments and related underlying liabilities.

20.4.1. Liabilities arising from insurance and investment contracts

(in euro millions)
	December 31, 2005				December 31, 2004
	Net carrying value	Impact of derivative instruments subject to hedge accounting	Impact of other derivative instruments	Value including effect of derivatives	Net carrying value	Impact of derivative instruments subject to hedge accounting	Impact of other derivative instruments	Value including effect of derivatives
Liabilities arising from insurance contracts	246,201	(6)	(94)	246,100	227,843	22	(40)	227,825
Liabilities arising from insurance contracts where the financial risk is borne by policyholders	92,888	–	–	92,888	73,578	–	–	73,578
Total liabilities arising from insurance contracts	339,088	(6)	(94)	338,988	301,421	22	(40)	301,403
Liabilities arising from investment contracts with discretionary participating features	32,890	–	–	32,890	31,662	(10)	(4)	31,648
Liabilities arising from investment contracts with no discretionary participating features	926	–	(52)	873	869	–	–	869
Liabilities arising from investment contracts where the financial risk is borne by policyholders	48,549	–	–	48,549	39,127	–	–	39,127
Total liabilities arising from investment contracts	82,365	–	(52)	82,312	71,659	(10)	(4)	71,644
Macro hedge derivative instruments on insurance and investment contracts (liabilities)			5				–

20.4.2. Other financial liabilities

(in euro millions)
	December 31, 2005				December 31, 2004
	Value before effect of derivative instruments	Impact of derivative instruments subject to hedge accounting	Impact of other derivative instruments	Value including effect of derivatives	Value before effect of derivative instruments	Impact of derivative instruments subject to hedge accounting	Impact of other derivative instruments	Value including effect of derivatives
Subordinated debt	8,888	(617)	(519)	7,752	9,294	(654)	(551)	8,089
Financing debt instruments issued	3,025	(199)	(9)	2,817	3,168	(255)	(15)	2,898
Financing debt owed to credit institutions	17	–	–	17	17	–	4	22
Financing debt (a)	11,930	(817)	(528)	10,585	12,479	(909)	(561)	11,009
Minority interest of controlled investment funds and puttable instruments held by minority interests holders	5,115	18	–	5,133	3,717	–	–	3,717
Other debt instruments issued, notes and bank overdrafts	8,413	(3)	–	8,411	7,784	–	1	7,785
Payables arising from direct insurance and inward reinsurance operations	4,680	–	–	4,680	3,863	–	–	3,863
Payables arising from outward reinsurance operations	3,507	–	–	3,507	3,588	–	–	3,588
Payables arising from banking activities (a)	11,970	–	113	12,083	12,220	–	65	12,285
Payables – current tax position	1,382	–	–	1,382	954	–	–	954
Other payables	28,993	14	–	29,007	21,187	–	–	21,187
Derivatives relating to other financial liabilities	–	–	4	4	–	–	–	–
Other debts (b)	64,059	30	117	64,206	53,314	–	67	53,380
Derivative instruments hedging net investment in a foreign operation (liabilities) (c)			267

(a) Financing debt and Payables arising from banking activities issued are disclosed in the balance sheet net of the impact of derivatives. As a result, the amount shown in the column “value including effect of derivatives” is their net book value.

(b) Other debts are presented excluding the effect of derivatives on the face of the balance sheet.

(c) Derivative instruments used to hedge the net investment in a foreign operation, and not attached to a debt on the face of the balance sheet.

Note 21: Revenues by segment and net revenues from banking activities

21.1. Total revenues

(in euro millions)
	December 31, 2005	December 31, 2004
LIFE & SAVINGS	45,116	42,344
of which direct premiums	41,063	39,461
of which reinsurance assumed	2,433	1,642
of which fees and charges on investment contracts with no participation features	509	417
of which revenues from other activities	1,111	824
France	13,228	11,538
United States	13,940	12,847
United Kingdom	2,395	2,420
Japan	4,735	5,526
Germany	3,585	3,499
Belgium	2,734	2,188
Other countries	4,498	4,326
PROPERTY & CASUALTY	18,874	17,852
of which direct premiums	18,588	17,521
of which reinsurance assumed	244	288
of which revenues from other activities	43	42
France	5,070	4,895
Germany	2,785	2,796
United Kingdom and Ireland	4,393	4,469
Belgium	1,451	1,430
Other countries	5,174	4,262
INTERNATIONAL INSURANCE	3,813	3,363
of which direct premiums	1,711	920
of which reinsurance assumed	1,957	2,320
of which revenues from other activities	145	123
AXA RE	1,451	1,056
AXA Corporate Solutions Assurance	1,605	1,506
AXA Cessions	60	94
AXA Assistance	549	467
Others	147	240
ASSET MANAGEMENT	3,440	3,084
AllianceBernstein	2,472	2,325
AXA Investment Managers	968	759
OTHER FINANCIAL SERVICES	428	387
French banks	64	101
German banks	24	24
AXA Bank Belgium	336	258
Other	4	4
TOTAL	71,671	67,030

21.2. Segment information

21.2.1. Life & Savings

(in euro millions)
	December 31, 2005			December 31, 2004
	Gross written premiums	Liabilities arising from insurance contracts (b)	Liabilities arising from investment contracts (b)	Gross written premiums	Liabilities arising from insurance contracts (b)	Liabilities arising from investment contracts (b)
Retirement/annuity/investment contracts (individual)	22,783	155,865	34,263	20,368	134,763	33,093
Retirement/annuity/investment contracts (group)	2,609	16,898	8,060	2,259	16,359	7,005
Life contracts (including endowment contracts)	11,775	97,217	280	11,891	86,801	1
Health contracts	4,387	7,794	–	4,552	6,787	–
Other	1,942	13,445	–	2,033	12,831	–
SUB-TOTAL	43,496	291,220	(c) 42,603	41,103	257,540	(c) 40,099
Fees and charges relating to investment contracts with no particpating features	509	–	(c) 39,762	417	–	(c) 31,560
Fees, commissions and other revenues	1,111	–	–	824	–	–
TOTAL	45,116	291,220	82,365	42,344	257,540	71,659
– Assets backing contracts with financial risk borne by policyholders (unit-linked)(a)	13,216	92,888	48,549	7,696	73,578	39,127
– UK “With-Profit” business	953	16,652	9,986	1,034	15,641	10,274

(a) Relates to contracts where the financial risk is borne by policyholders.

(b) Excludes liabilities relating to unearned revenues and fees, and policyholder bonuses, along with derivatives relating to insurance and  investment contracts.
(c) Relates to liabilities arising from investment contracts without discretionary participation and investment contracts without discretionary participation where the financial risk is borne by policyholders.

21.2.2. Property & Casualty

(in euro millions)
	Gross written premiums		Liabilities arising from insurance contracts
	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2005	Dec. 31, 2004
Personal lines	11,564	10,877	18,686	17,465
Motor	6,213	5,891	11,330	10,432
Property damage	2,815	2,626	2,501	2,313
Health	947	794	1,305	1,149
Other	1,589	1,565	3,550	3,570
Commercial lines	6,930	6,602	15,912	14,621
Motor	1,368	1,244	2,255	2,066
Property damage	2,096	2,031	2,332	2,173
Liability	1,359	1,320	5,523	4,999
Health	794	760	848	649
Other	1,312	1,247	4,954	4,734
Other	336	331	1,400	1,439
SUB-TOTAL	18,831	17,810	35,998	33,525
Fees, commissions and other revenues	43	42
TOTAL	18,874	17,852	35,998	33,525

21.2.3. International Insurance

(in euro millions)
	Gross written premiums		Liabilities arising from insurance contracts
	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2005	Dec. 31, 2004
Property damage	1,273	1,302	3,172	2,810
Motor, Maritime, Aviation	1,010	848	3,541	3,194
Casualty/Liability	488	581	3,069	3,385
Other	897	509	2,089	968
SUB-TOTAL	3,668	3,240	11,870	10,356
Fees, commissions and other revenues	145	123
TOTAL	3,813	3,363	11,870	10,356

21.3. Net revenues from banking activities

(in euro millions)
	December 31, 2005	December 31, 2004
Interest received and equivalent	552	500
Interest paid and equivalent	(386)	(328)
Net interest and equivalent	166	172
Commissions received	57	42
Commissions paid	(23)	(21)
Net commissions	34	20
Investment income	169	230
Realized investment gains and losses	55	49
Change in fair value of financial instruments at fair value through profit & loss	7	(17)
Change in financial instruments impairment	(1)	(2)
Net investment result	230	264
Net other bank operating income	(2)	(67)
Net revenues from banking activities	428	386

Note 22: Net investment result excluding financing expenses

Net investment result (excluding financing expenses) from the financial assets of insurance companies and companies in other business sectors (excluding revenues from the financial assets of banks included in net revenues from banking activities) was as follows:

(in euro millions)
	December 31, 2005
	Net investment income	Net realized investment gains and losses	Change in fair value of financial instruments at fair value through	Change in financial instruments impairment	Net investment result
			profit & loss
Investment property at amortized cost	513	190	–	(19)	684
Investment property at fair value through profit & loss	283	99	375	–	757
Investment property	796	289	375	(19)	1,441
Fixed maturities held to maturity	–	–	–	–	–
Fixed maturities available for sale	8,133	443	–	(23)	8,553
Fixed maturities designated at fair value through profit & loss (a)	2,037	297	175	–	2,510
Fixed maturities held for trading	90	120	27	–	236
Fixed maturities at amortized cost	3	–	–	–	3
Fixed maturities	10,263	861	202	(23)	11,303
Equity securities available for sale	753	1,485	–	(136)	2,102
Equity securities designated at fair value through profit & loss (b)	690	1,120	1,320	–	3,130
Equity securities held for trading	(7)	15	172	–	180
Equity securities	1,436	2,620	1,492	(136)	5,412
Non controlled investment funds available for sale	35	147	–	(10)	173
Non controlled investment funds designated at fair value through profit & loss	160	34	47	–	241
Non controlled investment funds held for trading	–	3	1	–	4
Non controlled investment funds	194	185	47	(10)	417
Other assets held by consolidated investment funds designated as at fair value through profit & loss	141	(1)	93	–	234
Loans held to maturity	–	–	–	–	–
Loans available for sale	1	–	–	–	1
Loans designated at fair value through profit & loss	(3)	–	75	–	72
Loans held for trading	–	(122)	(12)	–	(134)
Mortgage loans	482	(4)	–	(12)	466
Other loans	538	11	–	(7)	541
Loans	1,018	(115)	63	(19)	947
Assets backing contracts where the financial risk is borne by policyholders	590	–	13,978	–	14,568
Hedge accounting derivatives	–	–	(195)	–	(195)
Other derivatives	(337)	(94)	(101)	–	(532)
Investment management expenses	(578)	–	–	–	(578)
Other	428	(188)	53	(3)	291
NET INVESTMENT RESULT	13,951	3,557	16,008	(210)	33,306

(a) Including fixed maturities held by consolidated investment funds, designated at fair value through profit & loss.

(b) Including equity securities maturities held by consolidated investment funds, designated at fair value through profit & loss.

(in euro millions)
	December 31, 2004
	Net investment income	Net realized investment gains and losses	Change in fair value of financial instruments at fair value through profit & loss	Change in financial instruments impairment	Net investment result
Investment property at amortized cost	521	345	–	(90)	776
Investment property at fair value through profit & loss	255	106	403	–	764
Investment property	776	451	403	(90)	1,540
Fixed maturities held to maturity	1	–	–	–	1
Fixed maturities available for sale	7,275	491	207	(32)	17,190
Fixed maturities designated at fair value through profit & loss (a)	2,152	27	524	–	(6,546)
Fixed maturities held for trading	86	(1)	17	–	102
Fixed maturities at amortized cost	4	–	–	–	4
Fixed maturities	9,518	517	748	(32)	10,752
Equity securities available for sale	639	1,365	63	(285)	7,550
Equity securities designated at fair value through profit & loss (b)	502	962	223	–	(4,080)
Equity securities held for trading	–	96	140	–	237
Equity securities	1,141	2,423	426	(285)	3,706
Non controlled investment funds available for sale	63	189	–	(13)	239
Non controlled investment funds designated at fair value through profit & loss	164	(12)	(15)	–	137
Non controlled investment funds held for trading	–	3	2	–	5
Non controlled investment funds	227	179	(13)	(13)	380
Other assets held by consolidated investment funds designated as at fair value through profit & loss	–	–	1	–	1
Loans held to maturity	–	–	–	–	–
Loans available for sale	1	–	–	–	1
Loans designated at fair value through profit & loss	–	–	(49)	–	(49)
Loans held for trading	–	–	2	–	2
Mortgage loans	480	5	–	(14)	470
Other loans	545	(4)	–	(17)	524
Loans	1,025	1	(47)	(31)	948
Assets backing contracts where the financial risk is borne by policyholders	234	–	10,543	–	10,778
Hedge accounting derivatives	–	–	269	–	269
Other derivatives	–	(39)	(373)	–	(412)
Investment management expenses	(588)	–	–	–	(588)
Other	606	(249)	631	6	994
NET INVESTMENT RESULT	12,941	3,282	12,588	(444)	28,367

(a) Including fixed maturities held by consolidated investment funds, designated at fair value through profit & loss.
(b) Including equity securities maturities held by consolidated investment funds, designated at fair value through profit & loss.

Net investment revenues are presented net of depreciation charges on directly-owned investment properties, and net of amortization of bond premiums/discounts. All investment management fees are also included in the aggregate  figure.

Realized investment gains and losses include post-disposal releases of valuation allowances for impairment.

The change in fair value of investments at fair value through profit & loss consists mainly of adjustments relating to investments backing contracts where the financial risk is borne by policyholders.

The change in financial instruments impairment includes all additional impairment reserves on investments, and releases of impairment reserves only following revaluation. Releases of impairment reserves following disposals are included in net realized capital gains or losses on investments.

Changes in fair value of financial instruments designated as at fair value through profit & loss, relating to available-for-sale equities and fixed maturities, correspond to the change in fair value of underlying items in fair value hedges (as defined by IAS 39) in Japan.

Note 23: Net result of reinsurance ceded

(in euro millions)
	December 31, 2005
	Life & Savings	Property & Casualty	International Insurance	Intersegment eliminations	TOTAL
Premiums ceded and reinsurers' share in claims paid	(944)	(986)	(1,122)	146	(2,907)
Claims ceded (included change in claims reserves)	864	312	1,273	(13)	2,436
Commissions received from reinsurers	73	93	166	(3)	329
Net result of reinsurance ceded	(7)	(581)	317	130	(141)

(in euro millions)
	December 31, 2004
	Life & Savings	Property & Casualty	International Insurance	Intersegment eliminations	TOTAL
Premiums ceded and reinsurers' share in claims paid	(820)	(998)	(1,172)	209	(2,782)
Claims ceded (included change in claims reserves)	746	203	667	(212)	1 405
Commissions received from reinsurers	91	131	105	(13)	314
Net result of reinsurance ceded	17	(663)	(401)	(15)	(1,063)

The significant improvement in the result of reinsurance ceded in 2005 was mainly attributable to the International Insurance operations along with the Property & Casualty operations. These movements were mainly due to the following factors:

The significant improvement in the result of reinsurance ceded in 2005 in the International Insurance operations (€317 million compared to €–401 million in 2004) mainly occurred at (i) AXA RE (up €+436 million), due to strong loss recovery following major losses in 2005 (particularly Hurricanes Katrina, Rita and Wilma), and (ii) AXA Corporate Solutions Assurance (up €+182 million) due to stronger current loss recovery and improved reinsurance results for previous periods.

In Property & Casualty operations, the €82 million increase in the result of reinsurance ceded occurred mainly in France (up €+72 million) due to efforts to optimize the reinsurance program and improved results from reinsurance ceded in previous years.

Note 24: Financing debt expenses

Financing debt expenses (€602 million in 2005 and €583 million in 2004) include income and expenses relating to hedging derivatives instruments on financing debt, mainly for AXA SA (€176 million in 2005 and €248 million in 2004).

Note 25: Expenses by type

25.1. Acquisition costs

(in euro millions)
									Dec. 31, 2005	Dec. 31, 2004
	Life & Savings	Property & Casualty	International Insurance	Total Insurance	Asset management	Other Financial Services	Holdings	Inter- segment eliminations	TOTAL	TOTAL
Acquisition costs – gross (a)	4,312	3,461	317	8,091	–	–	–	16	8,076	7,643
Change in deferred acquisition costs and equivalents (b)	(1,457)	(80)	(2)	(1,538)	–	–	–	–	(1,538)	(1,687)
Net acquisition costs	2,855	3,382	316	6,553	–	–	–	16	6,537	5,957

(a) Includes all acquisition expenses relating to insurance and investment contracts before capitalization/amortization of deferred acquisition costs  and equivalents.
(b) Change (capitalization and amortization) in deferred acquisition costs relating to insurance and investment contracts with discretionary  participation features and changes in net rights to future management fees relating to investment contracts with no discretionary participation  features.

25.2. Expenses by type

(in euro millions)
	Dec. 31, 2005									Dec. 31, 2004
	Life & Savings	Property & Casualty	International Insurance	Total Insurance	Asset management	Other Financial Services	Holdings	Inter- segment eliminations	TOTAL	TOTAL
Acquisition costs (a) – gross	4,312	3,461	317	8,091	–	–	–	(16)	8,076	7,643
Claims handling expenses (b)	350	825	402	1,577	–	–	–	(1)	1,575	1,433
Investment management expenses (c)	208	32	7	247	–	–	–	(121)	126	691
Administrative expenses	3,017	1,961	322	5,299	2,807	295	401	(207)	8,596	7,906
Banking expenses	–	–	–	–	–	61	–	–	61	–
Write back of depreciation for tangible assets	4	1	(3)	2	–	–	–	–	3	–
Other income/expenses	46	(22)	5	29	(2)	(15)	(45)	2	(32)	–
TOTAL EXPENSES BY DESTINATION	7,938	6,258	1,049	15,245	2,805	341	356	(342)	18,405	17,673
Breakdown of expenses by type	7,938	6,258	1,049	15,245	2,805	341	356	(342)	18,405	17,673
Staff costs (d)	2,265	1,730	310	4,305	1,378	144	209	–	6,036	5,738
Outsourcing and professional services	241	79	42	362	98	18	50	(1)	527	–
IT costs	262	241	34	537	77	9	234	–	857	–
Increase / (write back) of provisions for risk and charges	(82)	(95)	(3)	(180)	9	(37)	12	–	(195)	190
Charges relating to owner occupied properties	225	160	49	434	195	7	15	–	651	–
Commissions paid	3,279	3,304	481	7,063	678	69	–	(211)	7,599	6,574
Other expenses	1,748	839	137	2,724	370	130	(164)	(130)	2,931	5,171

(a) Includes all acquisition expenses relating to insurance and investment contracts before capitalization/amortization of deferred acquisition costs and equivalents.

(b) Claims handling expenses are included in the “Technical charges relating to insurance activities” profit & loss caption.

(c) Investment management expenses are included in the “Net investment income” profit & loss caption.

(d) Amount detailed in note 26.

Note 26: Employees

26.1. Staff costs

(in euro millions)
December 31, 2005
Wages and benefits	4,685
Social contributions	626
Employee benefit plans and contribution plans	275
Share based compensation	116
Other staff costs and participation paid to employees (a)	334
TOTAL STAFF COSTS	6,036
(a) Including redundancies and early retirement costs (inception = set up of the plan), and participation paid to employees in France.

26.2. Employee benefits

26.2.1. Defined contribution plans

The cost of the contributions paid is an expense in the statement of income, and amounted to €72 million for the year ended December 31, 2005.

26.2.2. Defined benefit plans

The assumptions for each plan are consistent with the economic features of the countries in which the liabilities lie. The weighted-average assumptions used by AXA for pension plans in the principal regions in which AXA operates were as follows:

DECEMBER 2005 CALCULATION ASSUMPTIONS

	Europe	North America	Japan	Other
Pension benefit obligation – assumptions at year end 2005
Discount rate	4.3%	5.6%	1.9%	5.4%
Salary increase for future years	2.7%	5.2%	0.0%	5.0%
Net periodic benefit cost – assumptions at beginning of year 2005
Discount rate	5.1%	5.8%	1.9%	6.6%
Expected rate of return on assets	6.5%	5.2%	1.3%	6.6%
Salary increase for future years	3.5%	5.6%	0.0%	3.6%

As a reminder, the assumptions for 2004 were as follows:

DECEMBER 2004 CALCULATION ASSUMPTIONS

	Europe	North America	Japan	Other
Pension benefit obligation – assumptions at year end 2004
Discount rate	5.1%	5.8%	1.9%	6.6%
Salary increase for future years	3.5%	5.6%	0.0%	3.6%
Net periodic benefit cost – assumptions at beginning of year 2004
Discount rate	5.5%	6.3%	1.1%	6.6%
Expected rate of return on assets	6.4%	8.3%	1.3%	7.5%
Salary increase for future years	3.6%	6.2%	0.0%	3.6%

26.2.3. Annual change in pension plan liabilities

The yearly evolution of the PBO (Projected Benefit Obligation) is calculated based on the following items:

  Service cost (representing the increase in the PBO attributable to one year of additional service).
  Interest cost (cost of one year less discount).
  Benefits paid.
  Actuarial gains and losses (change in long term assumptions, change in staff...).
  Change in plans.

26.2.4. Balance sheet information

The balance sheet information for employee benefits captures the difference between the Projected Benefit Obligation (“PBO”) and the market value of the corresponding invested plan assets. When this difference is positive a contingency and loss reserve is booked within the balance sheet liability. When it is negative, a prepaid asset is recorded in the balance sheet.

In addition, in accordance with IAS 19 a category of assets referred to as “separate assets” are also recorded in the balance sheet. IFRS created the concept of separate assets which are assets that are not allowed to offset the PBO. Separate assets are insurance contracts issued by AXA which support the defined benefit pension plans. The accounting consequence of these separate assets is a potential increase in the accrued liability or decrease in the prepaid asset. These assets are shown separately in the following table. The most significant amount of separate assets relates to AXA's United States pensions plans whose funds are largely invested in separate account (unit-linked) insurance contracts issued by AXA Equitable. These funds are dedicated to the specific insurance contracts and are not available to general creditors, so their economic nature is no different from plan assets. As the separate account assets are available to the pension plan through an insurance contract IFRS requires their categorization as separate assets despite their economic nature. AXA Group has decided to use the SORIE option that is available in IAS19. Under the SORIE option, actuarial gains and losses are recognized in full in the period in which they occurred outside profit or loss and are presented on a separate line of the Statement Of Recognized Income and Expense in equity (see Statement of consolidated shareholders' equity). Actuarial gains and losses are defined as experience adjustments (the effects of differences between the previous actuarial assumptions and what has actually occurred) and the effects of changes in actuarial assumptions. They also include differences between the expected and actual return on plan assets.

The table below presents the change in benefit obligation and the change in plan assets associated with pension plans and other benefit plans sponsored by AXA along with an analysis of separate assets as of December 31, 2005.

(in euro millions)
	Pensions benefits		Other benefits
	2005	2004	2005	2004
Change in benefit obligation:
Benefit obligation, beginning of year	9,573	8,602	581	508
Service cost	206	180	14	5
Interest cost	517	461	36	30
Amendments (including acquisitions)	46	385	18	83
Actuarial (gains) and losses	1,083	612	4	23
Benefits paid	(517)	(362)	(50)	(30)
Benefits directly paid by the employer	–	(104)	–	–
Effect of foreign currency fluctuation	513	(199)	113	(39)
Benefit obligation, end of year (A)	11,421	9,573	716	581
Change in plan assets:
Fair value of plan assets, beginning of year	3,869	3,619	9	8
Actual return on plan assets	689	346	3	–
Employer contributions	136	115	5	3
Employee contributions	11	10	2	2
Net transfer (including acquisitions)	88	–	1	–
Benefits paid	(234)	(207)	(6)	(4)
Effect of foreign currency fluctuation	135	(14)	–	–
Fair value of plan assets, end of year (B)	4,693	3,869	14	9
Change in separate assets:
Fair value of separate assets, beginning of year	2,265	2,195	–	–
Actual return on separate assets	206	208	–	–
Employer contributions	197	147	–	–
Employee contributions	4	4	–	–
Net transfer (including acquisitions)	(82)	3	–	–
Benefits paid	(168)	(155)	–	–
Effect of foreign currency fluctuation	274	(137)	–	–
Fair value of separate assets, end of year	2,697	2,265	–	–
Funded Status
Unfunded Status (plan by plan)	(6,729)	(5,707)	(703)	(572)
Overfunded Status (plan by plan)	1	3	–	–
Funded Status (B) – (A)	(6,728)	(5,704)	(703)	(572)
Unrecognized net (gains) and losses	74	38	–	–
Liability and assets recorded excluding separate assets
Plans with a positive net position (asset)	1	3	–	–
Plans with a negative net position (liability)	(6,655)	(5,669)	(703)	(572)
Net position (excluding separate assets)	(6,654)	(5,666)	(703)	(572)
Economic net funding position including separate assets
Net position (excluding separate assets)	(6,654)	(5,666)	(703)	(572)
Fair value of separate assets, end of year	2,697	2,265
Economic net funding position (including separate assets)	(3,957)	(3,401)	(703)	(572)

In 2005, the disclosure tables of our pension liabilities do not include one plan for the Italian operation (although it is reflected in the accounts). The PBO for this plan at end of year was €18.9 million and the expense for the 2005 year was €4.8 million. The plan has no assets.

For pension plans where the fair value of plan assets exceeds the benefit obligation, the aggregate fair value of plan assets and aggregate benefit obligation were €36 million and €35 million respectively as of December 31, 2005. For pension plans where benefit obligation is in excess of the fair value of the plan assets, the aggregate fair value of plan assets and aggregate benefit obligation were €4,658 million and €11,387 million respectively as of December 31, 2005.

26.2.5. Net periodic benefit cost

The net periodic benefit cost, that is, the annual expense for employee pension and other benefits recorded in the income statement, for the year ended December 31, 2005 is presented below:

(in euro millions)
	Pensions benefits		Other benefits
	2005	2004	2005	2004
Net periodic pension cost:
Service cost	206	180	14	5
Interest cost	517	461	36	30
Expected return on plan assets	(269)	(363)	–	–
Expected return on separate assets	(189)	(18)	–	–
Amortization of unrecognized amounts	(12)	5	–	–
Settlement/Curtailments and employee contributions	4	1	16	(2)
Net periodic benefit cost	257	265	66	33

26.2.6. Net economic funding position evolution

The evolution of the net economic position from January 1st, 2005 to December 31, 2005 captures both the evolution of the liability recorded in the Group accounts and the evolution of the separate assets. It is presented below:

(in euro millions)
	Pensions benefits		Other benefits
	2005	2004	2005	2004
Net economic funding position evolution:
Beginning of year position	(3,401)	(3,192)	(572)	(609)
Net periodic benefit cost	(257)	(265)	(48)	(33)
Employer contributions and benefits paid directly	327	265	49	29
Acquisitions and disposals	121	207	(23)	–
SORIE impact (a)	(667)	(445)	(28)	–
Effect of foreign currency fluctuation	(81)	30	(82)	41
End of year position	(3,957)	(3,401)	(703)	(572)
(a) The SORIE impact consists in the actuarial gains and losses recorded net of policyholders' benefit and net of tax.

During 2005 period, the change in SORIE after tax and policyholders' benefits deduction amounted to €–415 million (2004 €–319 million). As of December 31, 2005, the cumulative impact since first time application amounted €–736 million.

26.2.7. Near-term cash flows (Benefits Paid and Employer Contributions)

(in euro millions)
	Pensions benefits	Other benefits
Estimated future benefits paid
2006	550	51
2007	568	50
2008	572	49
2009	603	48
2010	628	47
Five years thereafter	3,412	235

The estimated amount of 2006 employer contributions for pension benefits and other benefits were respectively €259 million and €28 million. These amounts are subject to uncertainty as they will be driven by 2006 economics.

26.2.8. Plan asset mix at the end of year 2005

The plan asset mix splits the assets held by the companies of the Group according to the main categories. The plan asset mix is presented for both pension and other benefits:

	Total Group	Europe	North America	Other
Total plan asset mix
Equities	60%	60%	64%	56%
Bonds	34%	35%	35%	25%
Real estate	4%	4%	0%	8%
Other	2%	1%	1%	11%
Total	100%	100%	100%	100%
Total in million euros	4,707	4,146	325	236

Below is disclosed the total asset mix, including separate assets:

	Total Group	Europe	North America	Other
Total plan asset mix
Equities	60%	55%	71%	56%
Bonds	33%	39%	21%	25%
Real estate	5%	4%	8%	8%
Other	2%	2%	0%	11%
Total	100%	100%	100%	100%
Total in million euros	7,404	4,759	2,409	236

As pension liabilities are of a long-term nature, a mixture of bond, equity, and real estate investments are used in the plan assets. It should be noted that the percentage of equity is higher in the Anglo-Saxon countries where the investment strategy is often determined by Plan trustees. This mixture has some degree of volatility of returns, but over the long-term is expected to provide a higher return than pure bond investments. Higher return is consistent with experience in the past, but may not be the case in the future.

The asset mixture is maintained close to the target level, with minor fluctuations over time due to the shifting market values of assets. The asset mix at the end of year 2006 should be very similar to the one presented above at the end of year 2005.

There are diverse methods to determine the expected long term rate of return across the Group given each geographic area’s specificities. Globally it is based on the historic returns adjusted for future expectations on each asset class and for the shift of asset mix. In addition, external consultants review or compute these assumptions for reasonableness in each country.

26.2.9. Other employment benefits

AXA provides certain medical and life insurance benefits (“post-retirement benefits”) to qualifying employees, managers and agents who retire after having met certain age and service requirements. The life insurance benefits are related to age and salary at retirement. The expected costs of providing post-retirement benefit are accrued during the period that the employees earn such benefits. AXA has made post-retirement benefits payments of €39 million for the year ended December 31, 2005 (€30 million in 2004).

26.2.10. Balance sheet reconciliation

(in euro millions)
	2005	2004
Balance sheet reconciliation
Net position (excluding separate assets)
Employee benefit liabilities	(7,357)	(6,238)
Other liabilities	(398)	(383)
Total	(7,755)	(6,621)

26.3. Share-based compensation

The total employee share-based compensation cost recorded in earnings for the year ended December 31, 2005 was €115.7 million.

The global overview of plans and their cost was as follows:

(in euro millions)
	2005	2004
Cost by plan
AXA SA Share options	27.1	19.3
2003 grants	6.3	9.7
2004 grants	12.6	9.6
2005 grants	8.2	–
AXA Share options for U.S. Holding company	16.0	11.5
2005 AXA SA grants	3.3	–
AXA ADR grants	12.7	11.5
AXA SA Share Options for agents (2004)	–	6.9
AXA Group Share Plan (2005)	10.5	19.0
Classic Plan	1.7	1.5
Leveraged Plan	8.8	17.6
AXA Performance Shares (2005)	5.9	–
AXA Performance units plans	14.8	5.1
2004 equity grants	0.7	–
2005 equity grants	1.1	–
2004 cash grants	5.7	5.1
2005 cash grants	7.3	–
AXA Financial Share based compensation instruments	39.4	23.5
AXA Financial SAR	29.0	13.0
AXA Financial Restricted Shares and PARS	10.4	10.4
AXA APH Share options plan	2.0	1.1
Total	115.7	86.6

In accordance with IFRS 2, the cost above includes equity-settled share-based payment instruments for their portion that were granted after November 7, 2002 and had not yet vested at December 31, 2003. This total employee share- based compensation cost includes the expenses from share-based compensation instruments issued by the Group as well as the expenses from share-based compensation instruments issued by AXA local operations.

26.3.1. Share-based compensation instruments issued by the Group

AXA SA share options
Executive officers and other key employees may be granted options to purchase ordinary shares of AXA (the Company)  pursuant to stock option plans maintained by the Company. While the precise terms and conditions of each option  grant may vary options are currently (1) granted at a price not less than the average closing price of the ordinary share  on the Paris Stock Exchange during the 20 trading days preceding the date of grant (2) valid for a maximum term of ten years, and (3) become exercisable in installments of 33% per year on each of the second, third and fourth anniversaries of the grant date which is generally end of March.

The following table presents the headcount of all exercisable share options, including all the generations of stocks and not only the post-November 7, 2002 grants.

ALL AXA SA STOCK OPTION PLANS

	Options (in millions)		Weighted price (in euros)
	2005	2004	2005	2004
Options
Outstanding beginning of year	59.8	52.3	22.06	22.69
Granted	12.4	10.3	16.24	17.69
Capital increase	–	–	–	–
Subscribed	(3.9)	(1.2)	11.50	9.44
Expired	–	–	–	–
Cancelled	(1.1)	(1.5)	22.22	23.94
Outstanding at year end	67.2	59.8	22.42	22.06

In respect of share option plans issued by AXA for AXA ordinary shares, the number of share options outstanding and the number of share options exercisable at December 31, 2005 are set out below.

(in euro millions)
	Outstanding options		Exercisable options
	2005	2004	2005	2004
Exercisable until
March 28, 2005	–	0.8	–	0.8
July 09, 2006	0.6	1.2	0.6	1.2
January 21, 2007	1.9	3.0	1.9	3.0
September 09, 2007	0.2	0.2	0.2	0.2
September 29, 2007	0.1	0.1	0.1	0.1
April 19, 2008	6.1	6.3	6.1	6.3
June 08, 2009	5.2	5.2	5.2	5.2
November 17, 2009	0.2	0.2	0.2	0.2
July 11, 2010	0.1	0.1	0.1	0.1
July 04, 2010	5.3	5.4	5.3	5.4
November 12, 2010	0.2	0.2	0.2	0.2
May 08, 2011	7.6	7.7	7.6	5.2
February 26, 2012	8.5	8.7	5.2	2.9
March 13, 2013	9.1	10.4	1.9	–
March 26, 2014	9.9	10.1	–	–
March 29, 2015	8.4	–	–	–
March 29, 2015	3.5	–	–	–
June 16, 2015	–	–	–	–
June 27, 2015	0.2	–	–	–
July 1, 2015	–	–	–	–
September 21, 2015	0.1	–	–	–
Total number of options	67.2	59.8	34.5	30.9

	Outstanding options		Exercisable options
	Number (in millions)	Exercise price (in euros)	Number (in millions)	Exercise price (in euros)
Price range
€6.48 -€12.96	11.8	11.09	4.5	11.29
€12.96 -€19.44	10.0	17.65	0.1	14.74
€19.44 -€25.92	26.8	21.40	11.3	22.32
€25.92 -€32.40	13.0	30.55	13.0	30.55
€32.40 -€38.88	0.2	38.54	0.2	38.54
€38.87 -€45.35	5.4	40.76	5.4	40.76
€6.48 -€45.35	67.2	22.42	34.5	26.94

The information related to options granted after November 7, 2002 is as follows:

POST NOVEMBER 7, 2002 AXA SA STOCK OPTION PLANS

	Options (in millions)		Weighted price (in euros)
	2005	2004	2005	2004
Options
Outstanding beginning of year	20.5	10.7	14.26	10.96
Granted	12.4	10.3	20.69	17.68
Capital increase	–	–	–	–
Subscribed	(1.0)	0.0	10.96	10.96
Expired	–	–	–	–
Cancelled	(0.6)	(0.4)	8.91	13.91
Outstanding at year end	31.2	20.5	16.89	14.26

In respect of share option plans issued by AXA for AXA ordinary shares, and granted after 7 November 2002, the number of share options outstanding and the number of share options exercisable at December 31, 2005 are set out in the two tables below:

(in millions)
	Outstanding options		Exercisable options
	2005	2004	2005	2004
Exercisable until
March 13, 2013	9.1	10.4	1.9	–
March 25, 2014	9.9	10.1	–	–
March 29, 2015	8.4	–	–	–
March 29, 2015	3.5	–	–	–
June 6, 2015	–	–	–	–
June 27, 2015	0.2	–	–	–
July 1, 2015	–	–	–	–
September 21, 2015	0.1	–	–	–
Total number of options	31.2	20.5	1.9	–

	Outstanding options		Exercisable options
	Number (in millions)	Exercise price (in euros)	Number (in millions)	Exercise price (in euros)
Price range
€6.48 -€12.96	9.1	10.96	1.9	27.12
€12.96 -€19.44	9.9	17.68	–	–
€19.44 -€25.92	12.2	20.69	–	–
€6.48 -€25.92	31.2	16.89	1.9	27.12

The Black-Scholes option pricing model was used in determining the fair values of the AXA SA share options. The effect of expected early exercise is taken into account through the use of an expected life assumption based on historic data. The AXA SA volatility assumption is estimated using the implied volatility which is checked against an analysis of the historical volatility to ensure a reasonable assumption for the option term is used. The expected AXA SA dividend yield assumption is based on the average market consensus. Risk-free interest rate is based on the Euro government bond benchmark curve for appropriate term. The option pricing assumptions and fair values for plans issued in 2005 and 2004 are as follows:

	2005	2004
Assumptions
Dividend yield	3.15%	3.10%
Volatility	25.00%	28.00%
Risk free interest rate	3.31%	3.20%
Expected life in years	6.0	6.0
Weighted average fair value per option at grant date in EUR	4.15	3.96

Amortizing this equity-settled plan expense against the vesting period and applying a 5% pre-vesting estimation of forfeiture rate, the total cost for the AXA SA share options recorded in earnings for the year ended December 31, 2005 is €30.4 million (€6.3 million for the 2003 grants, €12,6 million for the 2004 grants and €11.5 million for the 2005 grants). Among the 2005 grants, a €3.3 million cost is dedicated to the AXA SA options issued for AXA Financial employees.

AXA ADR share options

AXA Financial can grant options to purchase AXA ADRs. The options are issued at the fair market value of the AXA ADRs on the date of grant. Options granted prior to 2004 are vested over a three-year period with one third vesting on each anniversary date. However, beginning with new grants in 2004, new stock option awards generally vest over a 4 year period with one third vesting on each of the second, third and fourth anniversaries of the grant. Options currently issued and outstanding have a 10-year contractual term from their date of grant.

A summary of the activity for the option of the Holding Company’s plans is presented below including information about options outstanding and exercisable at December 31, 2005.

In respect of share option plans issued by the U.S. Holding Company for AXA ADR shares, the number of share options outstanding and the number of share options exercisable at December 31, 2005 are set out below.

AXA ADR STOCK-OPTION PLANS

	Options (in millions)		Weighted price (in U.S. dollars)
	2005	2004	2005	2004
Options
Outstanding beginning of year	44.0	40.9	23.03	23.04
Granted	1.8	7.2	26.77	20.66
Capital increase	–	–	–	–
Subscribed	(5.7)	(2.5)	15.68	14.82
Expired	(1.5)	(1.6)	29.22	23.74
Cancelled	–	–	–	–
Outstanding at year end	38.6	44.0	24.06	23.03

	Outstanding options		Exercisable options
	Number (in millions)	Exercise price (in U.S. dollars)	Number (in millions)	Exercise price (in U.S. dollars)
Price range
$6.325 – $8.97	–	8.13	–	8.13
$10.13 – $15.12	7.4	12.67	4.3	12.79
$15.91 – $22.84	12.3	19.62	8.0	19.06
$25.96 – $32.861	14.5	30.16	12.1	30.64
$35.85	4.3	35.85	4.3	35.85
$6.325 – $ 35.850	38.6	24.06	28.7	24.06

For grants after November 7, 2002, information is as follows:

AXA ADR PLANS AFTER NOVEMBER 7, 2002

	Outstanding options (in millions)		Exercisable options (in millions)
	2005	2004	2005	2004
Options
Outstanding beginning of year	14.5	8.9	16.36	12.60
Granted	1.8	7.1	26.77	20.66
Capital increase	–	–	–	–
Subscribed	(1.9)	(0.9)	12.82	12.56
Expired	(0.4)	(0.6)	18.59	15.49
Cancelled	–	–	–	–
In circulation at end of period	14.0	14.5	18.18	16.36

	Outstanding options		Exercisable options
	Number (in millions)	Exercise price (in U.S. dollars)	Number (in millions)	Exercise price (in U.S. dollars)
Price range
$12.51 – $15.12	5.6	12.51	3.2	12.52
$19.50 – $27.45	8.4	21.99	–	–
$12.51 – $27.45	14.0	18.18	3.2	12.52

The Black-Scholes option pricing model was used in determining the fair values of the AXA ADR Share Options. The effect of expected early exercise is taken into account through the use of an expected life assumption based on historic data. The AXA ADR volatility assumption is the AXA SA ordinary share volatility assumption adjusted with the exchange rate U.S.$/€ volatility and correlation to ensure that consistency is maintained between the volatility assumptions for the share prices denominated in the two different currencies. The AXA ADR expected dividend yield is similar to the AXA SA expected dividend yield. Risk-free interest rate is based on the U.S. Treasury bonds of an appropriate term. The option pricing assumptions and fair values for 2005 and 2004 were as follows:

	2005	2004
Assumptions
Dividend yield	3.01%	3.10%
Volatility	25.00%	29.00%
Risk free interest rate	4.27%	2.90%
Expected life in years	5.0	5.0
Weighted average fair value per option at grant date in USD	5.65	4.44

Amortizing this equity-settled plan expense against the vesting period and applying a 5% pre-vesting estimation of forfeiture rate, the total cost for the AXA ADR Share Options recorded in earnings for the year ended December 31, 2005 was €12.7 million euros. From 2005 on, there are no more AXA ADR grants, and U.S. employees are granted with AXA SA stock options.

AXA Group shareplan
AXA offers its employees the opportunity to become shareholders through a special equity issue reserved for them. In  the countries that meet the legal and tax requirements, two investments options are proposed: the traditional plan and  the leverage plan. In the traditional plan, the employee invests funds in AXA shares, at a discount to the market price  for unrestricted shares. These shares are normally only available after a 5 year period of restriction. In the leverage plan,  an independent bank completes the employee investment so that the total investment is a multiple of the cash paid by  the employee. This total sum is invested in AXA shares at a discount to market price. After a period of 5 years, the  employee will get a percentage of any gains on the total investment, with a floor of the initial investment.

Most of the 2005 subscriptions for the AXA Group Shareplan occured in December. Total subscriptions amounted to €304 million for year 2005 (€34 millions for the classic plan and €270 millions on the leverage plan). As a reminder, subscriptions were €257 million for the year 2004.

The cost of this a plan is valued by taking into account the restriction over 5 years for the employee using the CNC recommendation (Conseil National de la Comptabilité). The CNC approach values the restricted share through a replication strategy where the employee would sell forward the restricted share at a five year term, borrow enough money to buy an unrestricted share, and use the eventual proceeds from the forward sale, and the accumulated dividends received during the period of restriction, to pay off the loan. In the case of the leverage plan, the opportunity gain implicitly provided by AXA by enabling its employees to benefit from an institutional derivatives’ pricing versus a retail pricing in the leverage plan, is added to this cost.

Assumptions used in order to value the Group Shareplan 2005 are as follows:

  5 years borrowing rate: 7.16% for classic plan and 7.62% for leverage plan. The different rates on classic and on  leverage plan are due to the calculation as the weighted average of borrowing rates according to the subscription  countries. In 2004, the borrowing rate was 7.37%.
  AXA volatility spread between retail and institutional market: 4.40% in 2005 against 7.00% in 2004.

The total cost for the AXA Group Shareplan recorded in earnings for the year ended December 31, 2005 is €10.5 million (€1.7 million for the classic plan and €8.8 million for the leverage plan). The shares are considered to vest immediately, so the full cost is reflected in the current period.

The option recommended by CNC is currently being reviewed by IFRIC. The final interpretation could lead the Group to modify its approach to the Shareplan valuation.

OTHER SHARE-BASED COMPENSATION
To a less significant extent, AXA issued in 2004 and 2005 a Performance Units plan. During the vesting period the  performance units initially granted are subject to non-market performance criteria. The value of each performance unit  corresponds to an average price of the AXA share before the settlement which is cash-settled in most cases.  The total cost for performance units plans recorded in earnings for the year ended December 31, 2005 was  €14.8 million (€5.7 million for cash performance units granted in 2004, €7.3 million for cash performance units granted in 2005, €0.7 million for  equity performance units granted in 2004 and €1.1 million for those granted in 2005).

In 2005, and in France only, have been granted Performance Shares. Performance shares are similar to Performance Units, but in this case, the employee is granted with an equity settled payment, instead of a cash settle payment. In France, most of the Performance Units that were granted in 2004 have been turned into Performance Shares.

In 2005, and only in France, Performance Shares have been issued for which the total cost was €5.9 million.

b) Share-based Compensation instruments issued by local operations

Only significant plans at Group level are listed below.

AXA Asia Pacific Holding share option plan
To a less significant extent, AXA APH grants share options on APH share with both market and non-market  performance conditions which are valued according to the Australian local IFRS.

The total cost for this AXA APH share option plan recorded in earnings for the year ended December 31, 2005 was €2.0 million.

AXA Financial share based compensation instruments
The total employee share-based compensation cost recorded in earnings for the year ended December 31, 2005 included €29 million in connection with the AXA Financial Stock Appreciation Rights liability, as they are subject to variable accounting based on the change in market value of AXA ADRs and €10.4 million in connection with the AXA ADR Restricted Shares and Performance Accelerated Restricted Shares granted to senior executives and non- employee directors.

26.4. Remuneration of management and officers

In 2005:

  Short-term employee benefits: remuneration paid to members of the Management Board in respect of 2005 totaled  €12.4 million, including fixed salary, bonuses, directors’ fees and benefits in kind.
  Long-term employee benefits: amounts provisioned and recognized by AXA SA and its subsidiaries for the payment  of pensions or retirement benefits to its corporate officers (members of the Management Board, Chairman of the  Supervisory Board and the employees’ representative on the Supervisory Board) totaled €29.4 million.
  Equity compensation benefits: the expense booked in 2005 relating to share-based remuneration granted to  Management Board members was €11.1 million.

26.5. Salaried headcount

At December 31, 2005, the Group employed 78,800 salaried employees on a full-time equivalent basis (2004: 76,339).

The increase in headcount was mainly due to:

  the full consolidation of the Hong Kong, Singapore and Turkish entities, which were previously been accounted for  under the equity method, entities dependent on the UK, including AXA Business Services in India, along with hiring in sales, marketing and  distribution departments in UK entities.

Note 27: Net income per ordinary share

The Company calculates a basic net income per ordinary share and a diluted net income per ordinary share:

  The calculation of the basic net income per ordinary share assumes no dilution and is based on the weighted average  number of ordinary shares outstanding for the period.
  The calculation of diluted net income per ordinary share takes into account shares that may be issued as a result of  stock option plans and convertible bonds. The effect of stock option plans on the number of fully diluted shares is  taken into account only if options are considered to be exercisable on the basis of the average stock price of AXA  share over the period. The effect of convertible bonds (number of shares and income) is integrated in the calculation  if it actually generates a dilution of the net income per share.

In 2005, the merger between FINAXA and AXA caused the number of AXA shares in issue to decrease by 1.6 million (weighted average number). Previously, AXA had bought back 2.6 million of its own shares between November and December 2005. FINAXA stock options were converted into AXA stock options on December 16, 2005.

Taking into account AXA’s average stock price, 29 million of the shares relating to stock options were not included in the calculation of the weighted average number of shares on a fully diluted basis.
As a result, along with the dilutive effect of convertible bond plans, the fully diluted number of shares at December 31, 2005 was 1,954 million.

In 2004, taking into account AXA’s average stock price, 44 million of the shares relating to stock options were not included in the calculation of the weighted average number of shares on a fully diluted basis. This difference was mainly due to the new stock option plan in March 2004, relating to 10 million shares.
In addition, to finance the MONY acquisition, ORAN bonds had been redeemed on July 22, 2004 through the issue of one ordinary AXA share (at a price of €12.75 versus the market price of €17.08) per ORAN, leading to the issue of 110,245,309 new AXA shares.

Earnings per share calculation was as follows:

(in euro millions) (c)
		December 31, 2005	December 31, 2004
NET INCOME	A	4,173	3,738
Weighted average number of ordinary shares (net of treasury shares) – opening		1,884	1,748
Increase in capital (excluding stock option exercised) (a)		–	52
Stock option exercised (a)		2	1
Treasury shares (a)		(1)	3
Impact of the merger AXA-FINAXA (a)		(2)	–
Share purchase program (a)		(3)	–
Weighted average number of ordinary shares	B	1,881	1,804
Net income per ordinary share	C = A / B	2.22	2.07
Potentially dilutive instruments
– Stock options		8	6
– Subordinated Convertible. Notes – February 8, 2000		27	27
– Subordinated Convertible. Notes – February 8, 1999		37	37
– ORAN		–	60
– Other		1	–
Fully diluted – weighted average number of shares	D	1,954	1,934
NET INCOME (b)	E	4,283	3,844
Fully diluted net income per ordinay shares	F = E / D	2.19	1.99

(a) Weighted average.
(b) Taking into account the impact of potential dilutive instruments.
(c) Except for number of shares (million of units) and earnings per share (euros).

Note 28: Related party transactions

According to IAS 24, parties are considered to be related parties if one of them can control or is deemed to have a significant influence on the other during the financial and operating decisions making process.

In 2005, the Company or one of its subsidiaries has been party to the following transactions with related parties, which may be deemed to have been either material to AXA or the related party in question or unusual in their nature or conditions.

28.1. Groupement d’intérêt économique (GIE)

From time to time AXA and some of its affiliates enter into partnerships that perform various common services for their members and allocate associated costs and expenses among its members. These partnerships are governed by the French law applicable to “Groupement d’Intérêt Economique” (GIE). The expenses invoiced to entities through the GIE may be calculated and split according to particular cost drivers. In 2005, expenses invoiced by GIEs to the Company its subsidiaries and affiliates amounted to €371 million.

A GIE also assumes cash management for the Company its subsidiaries and affiliates. At December 31, 2005 the cash managed by the GIEs amounted to €12 billion. Members of the GIE (related parties) are the Company and affiliated entities.

28.2. Relationships with the Mutuelles AXA

The Mutuelles AXA are three mutual insurance companies engaged in the Life & Savings insurance business and Property & Casualty insurance business in France: AXA Assurances IARD Mutuelle, AXA Assurances Vie Mutuelle and AXA Courtage Assurance Mutuelle. These insurance businesses, generated gross premiums of €1,494 million in 2005 (€1,578 million in 2004). The insurance businesses of the Mutuelles AXA and the insurance businesses of the Company’s French insurance subsidiaries use similar distribution channels and are managed as a single business, subject to legal and management arrangements established to maintain the legal distinctions between their respective businesses.

The Mutuelles AXA do not have shares outstanding and the business of each Mutuelle AXA is supervised by a board of directors elected by delegates representing policyholders. At February 28, 2006, the Mutuelles AXA owned a direct and indirect interest of 14.3% in AXA’s capital and 23.29% of voting rights in the Company’s shareholders’ meetings.

While the Company and each of the Mutuelles AXA has its own board of directors (or similar corporate governance structure), they have in common certain members of management and certain members of the Company’s

Management Board. Members of the Company’s Supervisory Board can also hold directorships and/or management positions in the Mutuelles AXA. The Mutuelles AXA, which have no employees, also use employees of the Company’s French insurance subsidiaries pursuant to management agreements between the Mutuelles AXA and those subsidiaries. There are no agreements between the Mutuelles AXA and the Company’s insurance subsidiaries that restrict in any way their ability to compete with one another.

Certain of the costs and expenses of operating the Life & Savings business and the Property & Casualty business in the Company’s French insurance subsidiaries (other than commissions) are shared by these subsidiaries and the Mutuelles AXA and allocated among them through a GIE.

The Property & Casualty insurance business generated in France by insurance brokers is underwritten through a coinsurance arrangement between AXA France IARD, a Property & Casualty insurance subsidiary of the Company, and AXA Courtage Assurance Mutuelle, one of the Mutuelles AXA engaged in the Property & Casualty business. Technical results are shared between entities in proportion with their written premiums. Aggregate written premiums (AXA Courtage Assurance Mutuelle and AXA France IARD) recorded in the agreement amounted to €1,457 million in 2005 (of which €1,297 million attributed to AXA France IARD).

28.3. Loans/Guarantees/Capital Contributions

The Company, from time to time, makes capital contributions and/or loans to its subsidiaries and affiliates to finance their business operations. As at December 31, 2005, the aggregate amount outstanding in respect of loans made by the Company to its subsidiaries or affiliates was approximately €2.5 billion. This amount represents approximately forty separate loans originated at different times and bearing interest at varying rates that generally reflected prevailing market rates at the respective dates such loans were originated.

In order to facilitate certain intra-group financing arrangements, support credit ratings of its subsidiaries, and/or to promote efficient use of the Group’s capital resources generally, the Company, from time to time, guarantees repayment of loans extended from one of its subsidiaries to another and/or guarantees other obligations of its subsidiaries. As of December 31, 2005, the principal amount of such intra-group loans guaranteed by the Company was €1,874 million and the aggregate liabilities covered by the other guarantees extended to its subsidiaries was approximately €2,709 million. The beneficiaries of these guarantees are generally required to compensate the Company at a negotiated rate based on prevailing market rates and conditions for guarantees of a similar nature. In addition, from time to time, the Company provides comfort or similar letters to rating agencies and/or regulators for the benefit of its subsidiaries for various business purposes, including facilitating specific transactions, achieving target ratings levels and, more generally, helping develop the business of these subsidiaries. At December 31, 2005, there were no loans outstanding from the Company to any members of AXA’s Management Board or Supervisory Board. For additional information concerning commitments and guarantees given by the Company, see note 29 “Contingent assets and liabilities and unrecognized contractual commitments”.

In addition to the foregoing transactions to which the Company is party, there are various on-going business relationships and transactions between various subsidiaries of the Company which include the following:

Investment Management. The AXA Group has two principal asset management subsidiaries, AllianceBernstein and AXA Investment Managers (the “Asset Managers”). In addition to managing assets for unaffiliated third parties, the Asset Managers manage substantially all of the “general account” investment assets of AXA’s various insurance subsidiaries. At December 31, 2005, the general account assets managed on behalf of the Company’s insurance subsidiaries by the Asset Managers totaled approximately €278 billion and generated approximately €413 million in fees for the year ended December 31, 2005. In addition, the Asset Managers manage most of the assets backing contracts with financial risk borne by policyholders (unit-linked) of the Company’s insurance subsidiaries, which totaled approximately €77 billion at December 31, 2005.

AXA Technology Services. As one of the many initiatives designed to maximize the economies of scale, AXA Group has established a technology services company, AXA Technology Services (“AXA Tech”), which provides technology services to various AXA Group companies. AXA Tech also negotiates and administers relationships with various IT providers on a Group-wide basis. Services provided by AXA Tech to Group companies are generally provided pursuant to contracts with fully negotiated terms and conditions (including service level standards and fees) which are based on market standards and conditions. Total fees paid by AXA Group companies to AXA Tech in 2005 were approximately €660 million. AXA also, from time to time, provides guarantees to AXA Tech in order to facilitate certain contractual arrangements that AXA Tech has entered into with various third party service providers for technology and/or telecommunication equipment and/or services, including a guaranty provided by AXA SA in connection with an agreement between AXA Tech and France Telecom, dated December 15, 2003, pursuant to which AXA SA provided a performance guaranty to France Telecom on behalf of AXA Tech which is capped at €50 million during the term of the agreement.

Reinsurance. In order to achieve optimal pricing in the market and cost efficiencies at the Group level, various insurance subsidiaries of the Company cede reinsurance through AXA Cessions. AXA Cessions acts on behalf of the ceding AXA insurers to arrange reinsurance cover with suitable third-party reinsurers. Total premiums ceded by AXA Group insurers through AXA Cessions were approximately €717 million for the year ended December 31, 2005 and total claims reserves with respect to this ceded reinsurance were approximately €1,724 million at December 31, 2005.

As part of its strategy of externalizing commitments relating to its employees’ post-employment benefits, AXA France has taken out contracts with AXA Assurances Vie Mutuelle. Premiums paid in respect of these contracts totaled €100 million in 2004 and €137 million in 2005.

Note 29: Contingent assets and liabilities and unrecognized contractual commitments

29.1. Breakdown of commitments received

(in euro millions)
	December 31, 2005	December 31, 2004
Commitments to finance	8,280	7,821
Financial institutions	8,280	7,821
Customers	–	–
Guarantees	3,985	2,828
Financial institutions	252	234
Customers	3,733	2,594
Other	18,174	14,011
Pledged assets and Collaterized commitments	14,241	10,191
Letters of credit	1,075	627
Commitments on sales currently processed	320	262
Commitments related to construction	–	–
Other engagements	2,539	2,931
TOTAL	30,440	24,660

Off-balance sheet commitments received by AXA totaled €30,440 million at December 31, 2005, an increase of €5,780 million compared to 2004. The increase was mainly due to collateralized commitments (up €4,050 million), guarantee commitments (up €1,157 million) and financing commitments (up €459 million). These commitments break down as follows:

Financing commitments received totaled €8,280 million at December 31, 2005 and consisted mainly of:

  AXA SA credit lines (€6,218 million)
  commitments relating to the €360 million of commercial paper issued by Alliance Capital in 1998, with an extension  of €85 million in 1999 and a cash facility of around €488 million, bank credit facilities granted to AXA Life Japan as part of its Life & Savings operations (€433 million), the U.S. Holding company’s share in a Group revolving credit facility since July 9, 2004 (€424 million), credit facilities received by AXA RE from ceding companies as part of its reinsurance operations (€255 million).

The €459 million increase in financial commitments relative to 2004 is mainly due to the increase in credit facilities at AXA SA (€160 million) and AXA RE (€160 million), as well as to exchange rate differences at AllianceBernstein (€126 million).

Guarantee commitments totaled €3,985 million and consisted mainly of guarantees received from customers of Life & Savings entities (€1,379 million) and banking entities (€2,335 million) in the form of third-party pledges and mortgages on buildings that provide security for loans.

The €1,157 million increase in guarantee commitments is mainly due to the reclassification of other commitments as guarantee commitments relating to French banking customers.

Pledged assets and collateralized commitments totaled €14,241 million at December 31, 2005. They consisted mainly of:

  securities received representing technical commitments made by reinsurers, mainly for French Life & Savings  companies (€263 million) and AXA Corporate Solutions Assurance (€266 million);
  securities received to secure loans (€1,665 million) and short-term securities borrowings (€535 million) by Japanese  entities. Commitments were also given on these products; and
  mortgage security interests received from AXA Bank Belgium customers on home loans and other business loans  (€11,364 million).

The €4,050 million increase resulted from new guarantees received by the Japanese entities (€2,201 million) along with increased home loan production at AXA Bank Belgium (€1,788 million).

Other commitments totaled €2,539 million at December 31, 2005. This amount breaks down as follows:

  €880 million of commitments received by AXA France Vie in respect of assets belonging to provident societies (third-party management), a rise of €17 million.
  €312 million of loans of securities to third parties by French life insurance companies, a fall of €35 million.
  At AXA RE, guarantees relating to forward currency transactions (€623 million) and notional commitments received  by AXA RE on derivatives hedging ABR products (€245 million). Commitments were also given in an equivalent  amount in relation to these products.
  €225 million of collateral received by AXA Bank Belgium as part of its cash management activities, an increase of  €134 million.

The decline was due to the reclassification of other commitments as guarantee commitments relating to French banking customers (€–899 million), offset by an increase in broker commitments and forward currency transactions (€+422 million) at AXA RE.

Letters of credit totaled €1,075 million at December 31, 2005, mainly relating to the life insurance and reinsurance business in the United States (€997 million). This figure represents an increase of €475 million, of which €81 million was due to currency effects.

29.2. Breakdown of commitments given

(in euro millions)
	Dec. 31, 2005					Dec. 31, 2004
	Due in one year or less	Due after one year through three years	Due after three years through five years	Due after five years	TOTAL	TOTAL
Commitments to finance	1,772	21	66	216	2,077	2,739
Financial institutions	–	20	65	–	85	81
Customers	1,772	1	1	216	1,991	2,658
Guarantees	687	533	3,775	1,510	6,506	6,198
Financial institutions	35	378	474	1,430	2,317	1,730
Customers	653	155	3,302	80	4,189	4,468
Other	9,614	1,699	161	5,636	17,110	10,920
Pledged assets and Collaterized commitments	8,550	401	6	1,471	10,428	5,440
Letters of credit	52	2	5	867	926	670
Commitments on sales currently processed	–	257	–	–	257	262
Commitments related to construction	31	70	–	–	101	152
Other engagements	982	969	150	3,297	5,399	4,396
TOTAL	12,074	2,253	4,003	7,363	25,693	19,857

The Group’s total given commitments increased to €25,693 million. This increase resulted from a rise in pledged assets and collaterized commitments (up €4,988 million) and other commitments (up €1,003 million), partly offset by a decrease in financing commitments (down €662 million).

Financing commitments given totaled €2,077 million at December 31, 2005, consisting mainly of:

  €1,991 million of commitments to customers, made up of €1,138 million of commitments related to home loans at  AXA Bank Belgium (down €37 million due to lower home loan production) and €851 million of credit facilities and  overdraft authorizations granted by French banks to their clients (up €259 million due to strong growth in this  business). These changes were offset by a €711 million reduction concerning the commitment relating to MONY  subsidiary Advest (sold in late 2005). This commitment concerned transactions executed with or on behalf of  institutional clients.
  Commitments to credit institutions (€85 million at December 31, 2005), made up mainly of the guarantee relating to  loans granted to French general agents (€65 million). These guarantees were almost stable with respect to 2004.

Guarantee commitments totaled €6,506 million at December 31, 2005.

Guarantee commitments given to credit institutions totaled €2,317 million at December 31, 2005. They consisted mainly of €1,552 million of collateral and pledges given by AXA SA to credit institutions, €477 million of capital financing commitments given by AXA Financial to certain limited partnerships, a €83 million financial guarantee given by the German holding companies to a real-estate company and €106 million of collateral given by AllianceBernstein to a commercial bank in 2002 to guarantee some of Sanford C. Bernstein’s commitments.

Guarantee commitments given to customers totaled €4,189 million at December 31, 2005. They consisted mainly of (i) €3,490 million of performance guarantees granted by AXA Banque to funds managed by AXA IM, the fair value of this commitment being zero at December 31, 2005, and (ii) €541 million of guarantees provided by AXA Australia as part of its marketing of mutual funds, guaranteeing that customers will recoup their initial investment.

Pledged assets and collateralized commitments given totaled €10,428 million at December 31, 2005. These consisted mainly of the following items:

  €420 million of securities pledged as part of derivatives transactions, €4,030 million of securities given as guarantees  for cash deposits received in securities lending transactions, and €573 million securities given as guarantees for  short-term securities borrowing by Japanese entities. Commitments were also received on these products,
  €109 million of securities pledged by AXA Germany to West LB to hedge a dollar-denominated reinsurance liability,
  €123 million of pledges to ceding companies relating to AXA RE’s reinsurance business,
  €3,224 million of securities pledged by AXA Bank Belgium to financial institutions in respect of repo operations (cash  management), along with €1,429 million of security interests given to the National Bank of Belgium as security for  clearing-house activities,
  €383 million relating to a pledge by AXA Financial of a real estate asset as collateral for a short-term debt.

Overall, pledged assets and collaterized commitments given increased by €4,988 million due to the €4,218 million guarantee on securities lending transactions by Japanese entities, and the €582 million increase in commitments given by AXA Bank Belgium.

Letters of credit given totaled €926 million at December 31, 2005. They related mainly to international insurance operations, particularly those of AXA RE Paris (€788 million) and AXA RE Finance (€38 million). The increase in letters of credit is related to the increase in AXA RE’s gross technical reserves, due in particular to U.S. hurricanes in 2005.

Other commitments given totaled €5,399 million at December 31, 2005, and consisted mainly of:

  €863 million of commitments given at AXA RE, consisting of €620 million relating to forward foreign-exchange  transactions and €243 million covering ABR contracts. Commitments were received on these products in equivalent  amounts,
  €238 million of commitments given by the French Life & Savings business, including €85 million of commitments  relating to the custody of Mercialys’ securities and €62 million of commitments relating to capital and loans,
  €247 million of commitments given by the French Property & Casualty business, including €212 million of pledges,
  €325 million of commitments by AXA Germany relating to future acquisitions by private equity funds.

AXA has issued the following subordinated convertible debt instruments: (i) €1,524 million at 2.5% issued in February  1999 and due in 2014, and (ii) €1,099 million at 3.75% issued in February 2000 and due in 2017. At maturity, if such  debt instruments are not converted into ordinary shares of AXA, they will be redeemed by AXA at a price in excess of  the original issue price. This difference totaled €1,176 million at December 31, 2005 and is amortized in line with the  effective interest rate on each convertible bond.

The plan governing the financial reorganization of AXA Sun Life in 2001 (the “Plan”) details arrangements under which assets from the inherited estate, attributed to AXA through the reorganization, may be transferred on a temporary or permanent basis to the “With-Profits” funds as required to support the capital requirements of these funds, as determined under the Plan. In the case of a temporary transfer, assets and related investment income remain attributable to AXA since they will be returned when they are no longer required to support the capital requirements of the “With-Profits” funds, under the stringent tests set out in the Plan. If all or part of the assets transferred are unlikely to be returned in the foreseeable future (taking into consideration the duration of in force “With-Profits” policies), then the relevant part of the transfer would be designated permanent. Only a permanent transfer to the “With-Profits” funds would result in a charge against the profit & loss account. The maximum amount that could be transferred under the Plan is capped at the market value of surplus assets in the non-profit funds, which was £1.7 billion (€2.4 billion) at December 31, 2005, before taking into account the transfer described below.

At December 31, 2005, this transfer amounted to £539 million (€786 million), corresponding to the total amount transferred as of January 1, 2005 plus the corresponding financial revenues. According to the rules of the plan, an annual test must be carried out at least once every 12 months, possibly resulting in an additional transfer. The test carried out at January 1, 2006 led to the conclusion that no additional transfer was necessary. Current projections, consistent with management’s strategic plans, indicate that these cumulative transfers can reasonably be expected to be returned by the “With-Profits” funds over time and are therefore not permanent.

On December 15, 2005, the AXA Group and the BNP Paribas Group signed a memorandum of understanding replacing the memorandum of understanding signed on September 12, 2001 and modified by an amendment on October 26, 2004.

The clauses of the memorandum were disclosed to the Autorité des Marchés Financiers on December 16, 2005, and stipulate preferential terms for the sale or purchase of AXA and BNP Paribas shares. In substance, they provide for the maintaining of stable cross-shareholdings between the two groups:

  the AXA Group commits to retain at least 43,412,598 BNP Paribas shares, the BNP Paribas Group commits to retain at least 61,587,465 AXA shares.

In addition, both groups have granted reciprocal call options in the event of an unamicable change in control of either group.

The memorandum of understanding has a term of five years from the date on which it came into force (December 16, 2005), and is then renewable by tacit agreement for an initial two-year period, then for subsequent one-year periods, unless cancelled by either party by giving a three months’ notice before any term.

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

29.3. Other items: Restriction on dividend payments to shareholders

Some AXA subsidiaries, principally insurance companies, are subject to restrictions on the amount of funds they may transfer in the form of cash dividends or otherwise to their shareholders.

In most cases, the amounts available for dividends from AXA’s insurance subsidiaries are limited to the accumulated earnings calculated using the subsidiaries’ historical statutory basis of accounting. These amounts can be further limited based on the discretion of the insurance regulators in each country in which AXA operates. In some cases, amounts available for dividends are also subject to regulatory capital adequacy tests or the approval of an independent actuary or subject to individual terms contained in company by-laws.

In accordance with European Union directives, insurance companies organized in European Union member countries are required to maintain minimum solvency margins which must be supported by capital, retained earnings and reserves and, in France or in certain other countries (as approved by local regulators), unrealized capital gains on marketable securities and real estate as reported in regulatory filings. AXA’s insurance operations in countries outside of the European Union are also subject to capital adequacy and solvency margin regulations. At December 31, 2005, management believes AXA’s subsidiaries are in compliance with all applicable solvency and capital adequacy margin requirements.

Note 30: Events subsequent to December 2005

Aquisition of Winterthur Canada

AXA Canada announced on November 29, 2005 that it had entered into an agreement to buy Winterthur Canada Financial Corporation, whose main asset is The Citadel General Assurance Company (“Citadel”). The acquisition is financed internally by the AXA Group. The transaction closed in March 2006.

Agreement with National Australia Bank

On February 21, 2006, AXA Asia Pacific Holdings reached an agreement with National Australia Bank to purchase 100% of MLC Hong Kong and MLC Indonesia for €357 million.

On May 8, 2006, AXA Asia Pacific Holdings announced it has completed its acquisition of MLC Hong Kong and MLC Indonesia. Each of the two purchases was subject to regulatory approval. Approvals were obtained for both purchases and completion occurred on terms consistent with AXA APH’s 21 February 2006 announcement of the proposed purchase.

Squeeze-out of AXA Konzern minority shareholders

As announced on December 21, 2005, AXA made a voluntary public offer between January 9, 2006 and February 27, 2006 to purchase the minority shares of its German subsidiary AXA Konzern AG (“AXA Konzern”) from minority shareholders at a price of €129.30 per ordinary and preference share. The offer was a success, with AXA reaching a direct and indirect holding of 96.8% of the share capital of AXA Konzern as of the end of the offer period, thereby exceeding the 95% threshold that is a condition to launching a minority squeeze-out.

On May 15, 2006, AXA announced the squeeze-out of the minority shareholders of its German subsidiary AXA Konzern AG, whereby it will acquire the 3.2% of AXA Konzern shares it does not already own at a price of €134.54 per ordinary share and preference share. The resolution of the squeeze-out will be submitted for a vote at the annual general meeting of AXA Konzern scheduled on July 20, 2006.

Under the terms of the voluntary public offer, shareholders who tendered their shares to AXA at €129.30 per share during the offer period will also benefit from the higher squeeze-out price of €134.54 per share.

AXA will also proceed with a squeeze-out of the 0.44% minority shareholding in Kölnische Verwaltungs-Aktiengesellschaft für Versicherungswerte AG (“KVAG”) at a price of €2,042.01 per ordinary share. The principal asset of KVAG is a 25.6% stake in AXA Konzern’s share capital. The resolution of the squeeze-out will be submitted for a vote at the annual general meeting of KVAG, scheduled on July 21, 2006. The total investment of the squeeze-out of AXA Konzern’s and KVAG’s minority shareholders is €144 million.

In order to further streamline the organization in Germany, AXA Konzern is launching in parallel the squeeze-out of the minority shareholders of its listed life insurance subsidiaries.

Upon the completion of these transactions, AXA will own directly or indirectly 100% of all its German subsidiaries.

Signing of a definitive agreement to cede AXA RE’s business to Stone Point Capital

AXA initiated in 2006 a strategic review regarding the future of its reinsurance activity, currently underwritten by AXA RE  and reported in the “International Insurance” segment. Following the receipt of a binding offer on April 6, 2006 and  consultation with the relevant workers’ councils, AXA announced on June 6, 2006 the signing of a definitive agreement  to cede the business of AXA RE to Paris Re Holdings Limited.
Paris Re Holdings is a newly-created company with a capitalization of approximately $1.5 billion sponsored by a  consortium of international investors led by Trident III, L.P., a fund managed by Stone Point Capital LLC, with other  lead investors including Hellman & Friedman, Vestar Capital Partners, Crestview Capital Partners, ABN Amro and New  Mountain Capital.
Under the terms of the agreement, the business of AXA RE is expected to be ceded in 2007 to Paris Re Holdings, with  the risks and corresponding net income related to AXA RE’s 2006 claims experience accruing to Paris Re Holdings.  AXA will continue to manage underwriting and claims for 2006 and prior years. AXA will guarantee the reserves  pertaining to losses incurred on or before December 31, 2005. The corresponding accounting results will be reported  in the Other International Insurance segment starting June 30, 2006.
Completion of the transaction is subject to the satisfaction of various closing conditions including obtaining required  regulatory approvals.

Agreement to acquire Winterthur

AXA announced on June 14, 2006 that it has entered into a definitive agreement with Credit Suisse Group under which AXA will acquire 100% of Winterthur for CHF12.3 billion (€7.9 billion) to be paid in cash.

In addition, AXA will refinance CHF1.6 billion (€1.0 billion) of Winterthur’s outstanding debt, of which CHF1.1 billion (€0.7 billion) of internal loans to be redeemed to Credit Suisse Group at closing.

AXA intends to finance this transaction with a balanced combination of equity and debt: €4.1 billion through a capital increase and the remaining €4.8 billion with a mix of perpetual deeply subordinated debt, subordinated debt and senior debt.

The capital increase is being conducted through a pending issuance of preferential subscription rights for a minimum of 208,228,253 new ordinary shares at the price of €19.80 per share. The offer or sale of the rights and new shares is not being extended into the United States, and the rights and new shares have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered, exercised or sold in the United States absent registration or an applicable exemption from registration requirements. This description of the capital increase does not constitute an offer to sell, or the solicitation of offers to buy or subscribe for, any securities in the United States.

The transaction is subject to obtaining required regulatory approvals, including from the EC Commission (anti-trust authorities), and to the satisfaction of other customary closing conditions. Closing is expected around year-end 2006.

Foreign exchange hedge

In 2006, in order to further protect the Group net asset denominated in U.S. dollar, AXA implemented a U.S. dollar 1.5 billion foreign exchange hedge.

Share purchase program

In January 2006, AXA pursued its share purchase program to reduce the level of dilution arising from 2005 share-based compensations and employees shareplan program and purchased 9.4 million shares for a total amount of €0.25 billion.

2005 Dividend

At the general meeting of shareholders of AXA held on May 4, 2006, the shareholders approved a dividend in respect of 2005 of €0.88 per ordinary share, or €1,647 million in the aggregate, based on the number of shares outstanding at December 31, 2005. The approved dividend was paid on May 12, 2006.

Note 31: Litigation

31.1. Matters Directly Concerning the Company

AXA SA is involved in lawsuits (both class actions and individual litigations), investigations, and other actions (the “Parent Company Litigations”) arising in the various jurisdictions where it does business. The Parent Company Litigations include the following:

On August 25, 1998, AXA and certain other European insurers signed a Memorandum of Understanding with certain U.S. insurance regulators and non-governmental Jewish organizations agreeing to the establishment of the International Commission on Holocaust Era Insurance Claims (“ICHEIC”). Since that time ICHEIC has conducted an investigatory process to determine the status of life insurance policies issued to Holocaust victims between 1920 and 1945 and has settled thousands of claims filed with the ICHEIC with respect to policies issued by the European insurers participating in ICHEIC. The deadline for filing claims with the ICHEIC expired on December 31, 2003 and it is currently anticipated that the treatment of all claims filed will be completed, and the ICHEIC will cease operations, by year-end 2006.

Nationwide commenced arbitration proceedings in January 2002 before the International Chamber of Commerce in Paris against various AXA Group Companies which sold PanEurolife (“PEL”), a Luxembourg company, to Nationwide. Nationwide was seeking cancellation of the sale and/or damages of approximately $100 million on the grounds of alleged misrepresentation and failure to disclose material facts. The arbitral tribunal issued its final award on January 16, 2006 pursuant to which the AXA Group was required to pay Nationwide approximately €36.47 million composed of (i) €20 million attributable to a diminution of PEL’s value due to a deemed negligent failure to disclose certain material facts, (ii) €500,000 for reputational damage, and (iii) the balance for reimbursement of legal and other expenses incurred by Nationwide.

In February 2002, AXA and various of its subsidiaries were named as defendants in a lawsuit, Kyurkjian, et al. v. AXA, et al., which was filed in the United States District Court for the Central District of California on behalf of a purported class of plaintiffs composed of descendants of Armenians killed in the events of 1915 in Turkey. Plaintiffs alleged in this lawsuit that such descendants are entitled to benefits under certain life insurance policies issued to Armenians living in Turkey by two insurance companies (now owned by the AXA Group) between 1880 and 1930. Plaintiffs asserted that AXA, as well as these two insurance companies and/or their successors in interest, failed to fulfill contractual and other obligations relating to such policies and requested judicial relief, including unspecified compensatory and punitive damages. In April 2005, a similar suit containing substantially similar allegations was filed in the same California court against AXA and various of its subsidiaries. These lawsuits were settled in November 2005 for an aggregate amount of $17.5 million.

31.2. Matters Concerning Company Subsidiaries

In addition to the matters set forth above, several AXA subsidiaries are involved in lawsuits (both class action and individual), investigations, and other actions (the “Subsidiary Litigations”) arising in the various jurisdictions where they do business. The Subsidiary Litigations include the following:

31.2.1. United States Matters

In the United States, AXA’s U.S. subsidiaries are involved in a number of lawsuits, investigations and other actions in  various states. A detailed description of these matters involving AXA Financial, Inc. and its subsidiaries (including AXA  Equitable and AllianceBernstein) is included in the annual reports on Form 10-K for the year ended December 31, 2005  and subsequent reports on Form 10-Q, respectively, of AXA Financial, Inc. (SEC file no. 1-11166), AXA Equitable (SEC  file no. 0-25280) and AllianceBernstein (SEC file no. 000-29961) filed with the SEC (collectively, the “Subsidiary SEC  Reports”). The Subsidiary SEC Reports are publicly available and copies can be obtained through the SEC’s EDGAR  system (www.sec.gov), at the SEC’s public reference rooms at 450 Fifth St., N.W., Washington, D.C. 20549 or at the  SEC’s other public reference rooms in New York and Chicago, or on the websites of these companies.

Among the matters discussed in the Subsidiary SEC Reports are the following matters concerning AXA Financial, AXA Equitable and AllianceBernstein:

AXA Financial and AXA Equitable Matters
A number of lawsuits have been filed against life and health insurers in the United States involving insurers’ sales  practices, alleged agent misconduct or misrepresentation, alleged failure to properly supervise agents and other  matters. Some of the lawsuits have resulted in the award of substantial judgments against other insurers (including  material amounts of punitive damages) or in substantial settlements. In certain jurisdictions, juries have substantial  discretion in awarding punitive damages. AXA Equitable and certain of its subsidiaries, like other life and health insurers,  are involved in such sales practices litigation, as well as other unrelated litigation.

AXA Equitable and certain of its affiliates are defendants in an action commenced in October 2000 in the Federal District Court for the Northern District of Illinois by American National Bank and Trust Company of Chicago as trustee for Emerald Investments LP (“Emerald”) alleging, among other things, that defendants in connection with certain annuities issued by AXA Equitable (i) breached an agreement with the plaintiffs involving execution of subaccount transfers, and (ii) wrongfully withheld withdrawal charges in connection with termination of these annuities. In this case, plaintiffs seek substantial lost profits and injunctive relief, punitive damages, attorney’s fees and return of withdrawal charges. In December 2005, the Court granted summary judgment on liability with respect to three of Emerald’s causes of action. In March 2006, the Court denied AXA Equitable’s motion for reconsideration. While the monetary damages sought by plaintiffs, if awarded, could have a material adverse effect on the consolidated financial position and results of operations of AXA Financial, Inc., management believes that the ultimate resolution of this litigation should not have a material adverse effect on AXA Financial, Inc.’s consolidated financial position.

Two additional lawsuits, involving AXA Equitable, Emerald and DH2, Inc. (“DH2”), an entity related to Emerald Investments L P, have been filed in the same court. One of them, filed by AXA Equitable in December 2001, arises out of the same facts. Emerald, the defendant in this case, counterclaimed alleging common law fraud, violations of several Federal and state laws relating to securities and consumer protection and seeks unspecified amount of money damages, punitive damages and attorney’s fees. In September 2004, the Court dismissed AXA Equitable’s action and retained jurisdiction over Emerald’s counterclaims in that action. The other lawsuit, filed by DH2 against AXA Equitable and EQ Advisors Trust in January 2004, asserts breach of contract and breach of fiduciary duty claims under Federal securities laws, and misappropriation of trade secrets. In March 2005, the Court granted the defendants’ motion to dismiss, dismissing DH2’s claims for alleged violations of the Investment Company Act with prejudice and dismissing the remaining claims without prejudice on the ground that DH2 failed to state a claim under the Federal securities laws.

In April 2005, DH2 filed a second amended complaint which alleges claims substantially similar to those included in the original amended complaint. In December 2005, the court granted in part and denied in part, defendant’s motion to dismiss the second amended complaint. In March 2006, AXA Equitable filed an answer to DH2’s Third Amended Complaint that alleges claims substantially similar to those included in the original amended complaint.

AXA Equitable is also involved in a putative class action entitled Stefanie Hirt, et al. v. The Equitable Retirement Plan for Employees, Managers and Agents, et al., which was filed against The Equitable Retirement Plan for Employees, Managers and Agents (the “Retirement Plan”) and The Officers Committee on Benefit Plans of Equitable Life, as Plan Administrator. The action was brought by participants in the Retirement Plan. Plaintiffs allege that the change in the pension benefit formula from a final average pay formula to a cash balance formula violates the Employee Retirement Income Security Act of 1974 (“ERISA”). In July 2004, the parties filed cross motions for summary judgment asking the court to find in their respective favors on plaintiffs’ claim that (1) the cash balance formula of the retirement plan violates ERISA’s age discrimination provisions and (2) the notice of plan amendment distributed by AXA Equitable violated ERISA’s notice rules. Following a hearing on the motions, the court ordered a limited amount of additional discovery to be conducted followed by a subsequent hearing. In April 2005, the court denied the cross motions for summary judgment without prejudice. In July 2005, the parties refiled cross motions for summary judgment, and an evidentiary hearing was held in August 2005 on one of the claims.

In September 2004, a petition for apparaisal entitled Cede & Co v. AXA Financial Inc. was filed in the Delaware Court of Chancery by an alleged former MONY stockholder. The petition seeks a judicial appraisal of the value of the MONY shares held by former MONY stockholders holding approximately 3.6 million shares of MONY common stock who demanded appraisal pursuant to Section 262 of the General Corporation Law of the State of Delaware and have not withdrawn their demands. The parties are engaged in discovery. On or about November 4, 2004, a petition for appraisal entitled Highfields Capital, Ltd v. AXA Financial, Inc. was filed in the Delaware Court of Chancery by another alleged former MONY stockholder. The relief sought by the Highfields Capital petition is substantially identical to that sought pursuant to the Cede & Co. petition. The parties are engaged in discovery. In February 2005, the Delaware Court of Chancery consolidated the two actions for all purposes.

AllianceBernstein Matters
AllianceBernstein Mutual Fund Trading Matters. On December 18, 2003, AllianceBernstein settled with the SEC and  the Office of the New York State Attorney General (“NYAG”) regarding their investigations into trading practices in the  shares of certain mutual funds sponsored by AllianceBernstein. AllianceBernstein’s agreement with the SEC was  reflected in an Order of the Commission (“SEC Order”) dated December 18, 2003 (amended and restated January 15,  2004), while AllianceBernstein’s final agreement with the NYAG was reflected in an Assurance of Discontinuance (“AoD”)  dated September 1, 2004 (each, an “Agreement”).

AllianceBernstein has taken a number of initiatives to resolve these matters. Specifically, AllianceBernstein (i) established a $250 million restitution fund to compensate fund shareholders for the adverse effect of market timing (the “Restitution Fund”), (ii) reduced its fees by 20% (on a weighted average basis) with respect to investment advisory agreements with its sponsored U.S. long-term open-end retail funds for a minimum of five years, commencing on January 1, 2004, (iii) appointed a new management team and specifically charged it with responsibility for ensuring that AllianceBernstein maintains a fiduciary culture in its retail services business; (iv) revised its code of ethics to better align the interests of AllianceBernstein’s employees with those of its clients; (v) formed two new committees composed of executive management to oversee and resolve code of ethics and compliance-related issues; (vi) instituted a substantially strengthened policy designed to detect and block market timing and material short duration trading; (vii) created an ombudsman office, where employees can voice concerns about work-related issues on a confidential basis; and (viii) initiated firm-wide compliance and ethics training programs.

AllianceBernstein retained an Independent Compliance Consultant (“ICC”) to conduct a comprehensive review of supervisory, compliance and other policies designed to detect and prevent conflicts of interest, breaches of fiduciary duty and violations of law. The ICC completed its review, and submitted its report to the SEC in December 2004. By December 31, 2005, AllianceBernstein had implemented substantially all of the ICC’s recommendations. Also, beginning in 2005, AllianceBernstein had, and biannually thereafter will continue to have, an independent third party perform a comprehensive compliance review. With the approval of the independent directors of AllianceBernstein’s U.S. registered mutual fund boards and the staff of the SEC, AllianceBernstein retained an Independent Distribution Consultant ("IDC") to develop a plan for the distribution of the Restitution Fund. To the extent it is determined that the harm to mutual fund shareholders caused by market timing exceeds $200 million, AllianceBernstein will be required to contribute additional monies to the Restitution Fund. In September 2005, the IDC submitted to the SEC staff the portion of his report concerning his methodology for determining damages. The IDC will, in coming months, formally submit to the SEC staff the remainder of his proposed distribution plan, which addresses the mechanics of distribution. Once the SEC staff has approved both portions of the plan, it will be submitted to the SEC for final approval. The Restitution Fund proceeds will not be distributed until after the SEC has approved the distribution plan and issued an order doing so. Until then it is not possible to predict the exact timing, method or amount of the distribution.

Several lawsuits were filed against certain AllianceBernstein companies in connection with these investigations, some of which are described below.

On October 2, 2003, a purported class action complaint entitled Hindo, et al. v. AllianceBernstein Growth & Income Fund, et al. (“Hindo Complaint”) was filed against AllianceBernstein, certain of its officers and affiliates (“AllianceBernstein defendants”), and certain other defendants not affiliated with AllianceBernstein, as well as unnamed Doe defendants. The Hindo Complaint was filed in the United States District Court for the Southern District of New York by alleged shareholders of two of the AllianceBernstein family of mutual funds (“AllianceBernstein Funds”). The Hindo Complaint alleges that certain of the AllianceBernstein defendants failed to disclose that they improperly allowed certain hedge funds and other unidentified parties to engage in “market timing” and “late trading” of AllianceBernstein Fund securities, violating Sections 11 and 15 of the United States Securities Act of 1933 (“Securities Act”), Sections 10(b) and 20(a) of the United States Securities Exchange Act of 1934 (the “Exchange Act”), and Sections 206 and 215 of the United States Investment Advisers Act of 1940. Plaintiffs seek an unspecified amount of compensatory damages and rescission of their contracts with AllianceBernstein, including recovery of all fees paid to AllianceBernstein pursuant to such contracts. Since October 2003, 43 additional lawsuits making factual allegations generally similar to those in the Hindo Complaint were filed against AllianceBernstein and certain other defendants, and others may be filed. Such lawsuits have asserted a variety of theories for recovery including, but not limited to, violations of the Securities Act, the Exchange Act, the Advisers Act, U.S. Investment Company Act of 1940 (the “Investment Company Act”), ERISA, certain state securities statutes and common law. All of these lawsuits seek an unspecified amount of damages.

On September 29, 2004, following the transfer of all federal cases to the United States District Court for the District of Maryland (“Mutual Fund MDL”), plaintiffs filed consolidated amended complaints with respect to four claim types: mutual fund shareholder claims; mutual fund derivative claims; derivative claims brought on behalf of Alliance Holding;

and claims brought under ERISA by participants in the Profit Sharing Plan for Employees of AllianceBernstein. All four complaints include substantially identical factual allegations, which appear to be based in large part on the SEC Order and NYAG AoD. Except for the claims in the mutual fund derivative consolidated amended complaint which are generally based on the theory that all fund advisory agreements, distribution agreements and 12b-1 plans between AllianceBernstein and the AllianceBernstein Funds should be invalidated, regardless of whether market timing occurred in each individual fund, because each was approved by fund trustees on the basis of materially misleading information with respect to the level of market timing permitted in funds managed by AllianceBernstein, the claims asserted in the other three consolidated amended complaints are similar to those that the respective plaintiffs asserted in their previous Federal lawsuits. All of these lawsuits seek an unspecified amount of damages.

In April 2005, the Attorney General of the State of West Virginia (“WVAG”) filed a complaint in Virginia state court against AllianceBernstein, AllianceBernstein Holding and other unaffiliated defendants, making factual allegations generally similar to those in the Hindo Complaint. This complaint was transferred to the Mutual Fund MDL in October 2005. In August 2005, the West Virginia Securities Commissioner signed a “Summary Order to Cease and Desist and Notice of Right to Hearing” addressed to AllianceBernstein and AllianceBernstein Holding. The Summary Order claims that AllianceBernstein and AllianceBernstein Holding violated the West Virginia Uniform Securities Act and makes factual allegations generally similar to those in the SEC Order and NYAG AoD. In January 2006, AllianceBernstein, AllianceBernstein Holding and various unaffiliated defendants filed a Petition for Writ of Prohibition and Order Suspending Proceedings in West Virginia state court seeking to vacate the Summary Order and for other relief.

AXA Financial, AXA S.A. and AXA Equitable are named as defendants in the mutual fund shareholder complaint and the AllianceBernstein Holding unitholder derivative complaint. Claims have been asserted against all these companies that include both control person and direct liability. AXA Financial is named as a defendant in the mutual fund complaint and the ERISA complaint.

In connection with the above-referenced market timing-related matters, AllianceBernstein recorded charges totaling $330 million during the second half of 2003, of which (i) $250 million was paid to the Restitution Fund (the $250 million was funded out of operating cash flow and paid to the SEC in January 2004), (ii) $30 million was used to settle a private civil mutual fund litigation unrelated to any regulatory agreements and (iii) $50 million was reserved for estimated expenses related to AllianceBernstein’s market-timing settlements with the SEC and the NYAG and AllianceBernstein’s market timing-related liabilities (excluding WVAG complaint-related expenses). AllianceBernstein L.P. paid $8 million during 2005 related to market timing and has cumulatively paid $310 million (excluding WVAG complaint-related expenses). However, AllianceBernstein cannot determine at this time the eventual, timing or impact of these matters. Accordingly, it is possible that additional charges in the future may be required, the amount, timing, and impact of which cannot be determined at this time.

AllianceBernstein Revenue Sharing Related Matters. Certain lawsuits were filed against AllianceBernstein and other defendants challenging alleged revenue-sharing practices. Specifically, on June 22, 2004, a purported class action complaint entitled Aucoin, et al. v. AllianceBernstein Management L.P. , et al. (“Aucoin Complaint”) was filed against AllianceBernstein, Alliance Holding, ACMC, AXA Financial, AllianceBernstein Investment Research and Management, Inc., certain current and former directors of the AllianceBernstein Funds, and unnamed Doe defendants in the United States District Court for the Southern District of New York by an alleged shareholder of the AllianceBernstein Growth & Income Fund. The Aucoin Complaint alleges, among other things, (i) that certain of the defendants improperly authorized the payment of excessive commissions and other fees from AllianceBernstein Fund assets to broker-dealers in exchange for preferential marketing services, (ii) that certain of the defendants misrepresented and omitted from registration statements and other reports material facts concerning such payments, and (iii) that certain defendants caused such conduct as control persons of other defendants. The Aucoin Complaint asserts claims for violations of the Investment Company Act, the Advisers Act, breach of common law fiduciary duties, and aiding and abetting breaches of common law fiduciary duties. Plaintiffs seek an unspecified amount of compensatory damages and punitive damages, rescission of their contracts with AllianceBernstein, including recovery of all fees paid to AllianceBernstein pursuant to such contracts, an accounting of all AllianceBernstein Fund-related fees, commissions and soft dollar payments, and restitution of all unlawfully or discriminatorily obtained fees and expenses. Since June 22, 2004, nine additional lawsuits making factual allegations substantially similar to those in the Aucoin Complaint were filed against AllianceBernstein and certain other defendants, and others may be filed. All nine of the lawsuits (i) were brought as class actions filed in the United States District Court for the Southern District of New York, (ii) assert claims substantially identical to the Aucoin Complaint, and (iii) are brought on behalf of shareholders of AllianceBernstein Funds. At the present time, management of AllianceBernstein is unable to estimate the impact, if any, that the outcome of these matters may have on AllianceBernstein’s results of operations or financial condition. In February 2005, plaintiffs in these actions filed a consolidated amended class action complaint that asserts claims substantially similar to the preceding complaints. In October 2005, the District Court dismissed each of the claims set forth in the complaint, except for plaintiffs’ claim under Section 36(b) of the Investment Company Act. In January 2006, the District Court granted defendants’ motion for reconsideration and dismissed the remaining claim under Section 36(b) of the Investment Company Act. Plaintiffs have moved for leave to amend their consolidated complaint.

AXA Financial, AXA Equitable and AllianceBernstein, as well as certain of AXA’s other U.S. subsidiaries, are involved in various other types of lawsuits (both class action and individual), investigations or actions, including in connection with the ownership and/or management of real estate, asset management activities, corporate transactions, employee benefit disputes, alleged discrimination in employment practices, as well as other matters. For additional details on these matters, please see the Subsidiary SEC Reports.

Other U.S. Matters
AXA Investment Managers Matters. AXA Investment Managers was named as a defendant in a lawsuit Minnesota Life  Insurance Co. et al. v. AXA Investment Managers, et al., pending in the U.S. District Court of Minnesota. Plaintiffs allege  that AXA Investment Managers encouraged two former executives of Advantus (an asset management subsidiary of  Minnesota Life Insurance Co.) to disclose confidential information they received as Advantus executives during their last four months at Advantus before being hired by AXA Investment Managers. Plaintiffs also claimed that AXA Investment Managers misused Advantus’ fund performance record. Plaintiffs claimed compensatory damages of $31 million and punitive damages and defendants had filed counterclaims in an aggregate amount of $26.5 million. The lawsuit was settled in September 2005 for a confidential amount not material to the consolidated financial position or results of operations of AXA Investment Managers.

AXA RE Matters. SEC, New York Attorney General, Department of Justice Investigations. The insurance industry is currently the subject of several on-going investigations being led by various regulatory authorities principally in the United States, including the United States Securities and Exchange Commission (“SEC”), the New York Attorney General (“NYAG”) as well as various other state attorneys general, the United States Department of Justice (“DOJ”), the United States Federal Bureau of Investigation (“FBI”) and various state insurance commissioners. These investigations, which are wide ranging in scope and on-going, concern various practices of insurers (principally in the property and casualty and related businesses including general insurance lines) and reinsurers, as well as the purchase and sale of non-traditional insurance products (including finite risk reinsurance). In 2005, AXA RE received subpoenas, inquiries and requests for documents and other information from the SEC, NYAG, FBI/DOJ and various other U.S. regulators and law enforcement authorities seeking information relating to (i) specific reinsurance transactions with MBIA concerning the 1998 bankruptcy of Allegheny Health, Education and Research Foundation, and (ii) the purchase and/or sale of non-traditional products (including finite reinsurance) by AXA RE and its affiliates. Certain of the Company’s other subsidiaries with operations in the United States have also received subpoenas, inquiries and requests for documents or other information, principally focused on purchases and/or sales of non-traditional products (including finite reinsurance) in connection with these on-going investigations. At this stage, management cannot assess with certainty the potential financial, regulatory or other impacts that these matters may have on AXA RE and/or its affiliates including the Company. AXA RE and the other AXA Group companies that have received these subpoenas, inquiries and other requests for information have fully cooperated with the authorities investigating these matters and will continue to do so. At this time, management is unable to predict what actions, if any, regulators may take against AXA RE, and/or other AXA Group companies in connection with these matters. Any regulatory actions or sanctions that may arise and/or negative publicity associated with the AXA brand name generated by these investigations may result in general reputational damage to AXA which could adversely affect AXA’s results of operations.

WTC Litigation. Litigation currently is pending in New York concerning whether the attack and destruction of the World Trade Center on September 11, 2001 constituted a single occurrence or two separate occurrences for property insurance coverage purposes. The jury verdicts rendered to date in this litigation with respect to the insurance company defendants have been mixed. One jury verdict for one group of defendants deemed to have written coverage on a broker’s form determined that the attack on the WTC constituted one occurrence for property insurance coverage purposes. A second jury verdict for the remaining defendants, which were deemed to have written coverage on other forms, determined that the attack on the WTC constitutes two occurrences for property insurance coverage purposes. Both jury verdicts currently are on appeal. While AXA is not party to this litigation, certain of AXA’s subsidiaries, including its reinsurance subsidiaries, may be affected if it is ultimately determined with respect to any of the defendants in this litigation that the attack and destruction of the World Trade Center constituted two occurrences for property insurance coverage purposes. In this event, management estimates that AXA’s additional exposure with respect to the World Trade Center property loss could amount up to approximately $17 million in the aggregate. Consequently, management believes that the ultimate resolution of this litigation will not have a material adverse effect on the consolidated financial position or results of operations of AXA, taken as a whole.

31.2.2. Europe, Asia and Rest of the World Matters

In Europe, Asia and other jurisdictions where AXA operates, various AXA subsidiaries have been subject to regulatory investigations and sanctions from time to time in connection with their business. For example, in Germany, one of AXA’s Germany subsidiaries, AXA Versicherung AG, was among the sixteen German insurers investigated and fined by the German competition authorities for certain alleged anticompetitive practices among leading German “industrial” non- life issuers. AXA Versicherung AG was fined €27.5 million and appealed this decision and sanction. This appeal led to a reduction by €2.0 million in November 2005. AXA Versicherung AG, together with the other issuers, appealed the new decision. A decision on this appeal is not expected before 2007. This fine will not have a material adverse impact on the results of operations or financial condition of AXA Versicherung given that a reserve in excess of the fine amount had previously been established. Since 2001, AXA France Vie and other life insurers in France have been involved in numerous individual law suits initiated by policyholders who purchased unit-linked life insurance policies and who suffered losses due to the decline in securities markets that began in 2001. The policyholders claim that the information included in the general terms and conditions of their insurance contracts was inadequate and seek the rescission of their life insurance policies in application of the French laws on consumers’ protection. On March 7, 2006, the Cour de Cassation (the French court of last resort in this matter) dismissed the insurers’ appeal of a ruling that sets a favorable precedent for plaintiffs in these actions. Although the outcome of these lawsuits cannot be predicted with certainty, as of the date of this Annual Report on Form 20-F, management believes that these litigations will not have a material adverse impact on the consolidated financial condition of AXA, taken as a whole.

From 1998 through 2001, two subsidiaries of AXA, along with other insurers, participated in the Philips worldwide liability program (the "Policy") providing insurance cover for Philips N.V. ("Philips") and its subsidiaries on a worldwide basis. Thompson & Haywood Agriculture and Nutrition LLC ("THAN"), an indirect U.S. subsidiary of Philips, made a claim under the Policy in respect of asbestos-related claims exposure resulting from its distribution of raw asbestos fiber from 1961 to 1980. The insurers (including the two AXA entities) commenced a proceeding in The Netherlands in accordance with the forum selection clause provided in the Policy claiming that the Policy was void for non-disclosure because Philips failed to disclose information about the existence and nature of the business of THAN when the Policy was entered into. This litigation is currently pending. THAN initiated a competing lawsuit in the U.S. federal District Court for the District of Kansas, claiming that its asbestos exposure should be covered under the Policy. The Kansas court dismissed the action for lack of jurisdiction. THAN appealed the decision. AXA's management believes that the litigation initiated by THAN is without merit and intends to vigorously defend against THAN's allegations. At the present time, AXA's management is unable to estimate the impact, if any, that the outcome of these actions may have on AXA's results of operations or financial condition.

In June 2005, the European Commission commenced an investigation into certain areas of the financial services industry in the European Union, including retail banking and business insurance. The scope of the insurance sector investigation covers commercial non-life lines of insurance. The EU has distributed extensive requests for information to insurance companies and trade associations falling into the scope of the investigation. To date, seven AXA subsidiaries (in France, Italy, Luxemburg, Ireland, Belgium, Spain and Portugal) have received such questionnaire and are cooperating fully with the investigation. Management is not in a position at this time to assess the potential impacts of this investigation. There may be additional such regulatory investigations and/ or sanctions in the future.

In addition to the matters described above, AXA and certain of its subsidiaries are involved in various legal actions and proceedings of a character normally incident to their business.

Some of the Parent Company Litigations and Subsidiary Litigations have been brought on behalf of various alleged classes of claimants, and certain of the claimants in these actions seek significant or unspecified amounts of damages, including punitive damages. In some jurisdictions, juries have substantial discretion in awarding punitive damages. To date no Parent Company Litigation or Subsidiary Litigation has resulted in an award or settlement against AXA in an amount material to the consolidated financial position or results of operations of AXA, taken as a whole. Although the outcome of any lawsuit cannot be predicted with certainty, particularly in the early stages of an action, management believes that the ultimate resolution of the Parent Company Litigations and the Subsidiary Litigations should not have a material adverse effect on the consolidated financial position of AXA, taken as a whole. However, due to the nature of such lawsuits and investigations and the frequency of large damage awards in certain jurisdictions (particularly the United States) that bear little or no relation to actual economic damages incurred by plaintiffs, AXA’s management cannot make an estimate of loss, if any, or predict whether or not the Parent Company Litigations or Subsidiary Litigations will have a material adverse effect on the AXA’s consolidated results of operations in any particular period.

Note 32: Summary of Material Differences between IFRS and U.S. GAAP

32.1.Summary of material differences between IFRS and U.S. GAAP

The following presents certain information related to the nature and the effect of differences between generally accepted accounting principles in the United States (“U.S. GAAP”) and IFRS. AXA Group prepared its primary financial statements in accordance with IFRS standards and with IFRIC interpretations as adopted by the European Commission as of December 31, 2005. However, the Group does not use the option provided by the “carve out” on hedge accounting and the financial statements were therefore prepared in accordance with IFRS as published by the IASB.

32.1.1. First time adoption of IFRS

The following describes the major elected options in accordance with IFRS 1.

a) Purchase Accounting, goodwill and other intangibles related to past business combinations
AXA chose to not restate past business combinations based on the option available in IFRS 1. As a result, past  business combinations are accounted for on a French GAAP basis in the IFRS financial statements, except:

  goodwill which is denominated in the functional currency of the acquired entity under IFRS since January 1, 2004  (transition to IFRS), and any item recognised under previous GAAP that did not qualify for recognition as an asset or liability under IFRS which  was reclassified into goodwill (see below).

PURCHASE PRICE

  Under both French GAAP and U.S. GAAP, the purchase price was determined at transaction date unless newly issued  ordinary shares were exchanged. If ordinary shares were issued in connection with an acquisition, under French GAAP  the purchase price was determined at the closing date of the offer period whereas under U.S. GAAP the purchase price  was determined at the date the merger agreement was signed and announced (so long as the terms of exchange was  fixed), using the average market rate over a period consisting of a number of days before and after such date.
  In connection with an acquisition of a target company, not of a minority interest, under both French GAAP and U.S.  GAAP, the purchase price included the cost of settling or exchanging outstanding employee share options of the  target company. However, in respect of a minority interest buyout, costs associated with settling or exchanging  outstanding employee share options were included in the purchase price under French GAAP, but were excluded  from the purchase price and recorded as compensation expense under U.S. GAAP.

VALUE OF ASSETS ACQUIRED AND LIABILITIES ASSUMED

Past business combinations other than in connection with a buyout of minority interests, have been accounted for by  AXA in the past as a purchase under French accounting policies and not as a pooling of interests. AXA was identified as the acquirer; the fair values of the entire purchase consideration were recognized in the financial statements at that time; the purchase consideration was allocated to the acquired tangible, intangible assets and liabilities based on their fair values, except policyholders liabilities.

Regarding policyholders liabilities acquired, AXA has adopted under French GAAP in the past an expanded  presentation that split the fair value of acquired contracts into two components: liabilities which were maintained at  the acquiree’s carrying value if the measurement basis was consistent with AXA’s French accounting principles  together with an intangible asset (Value of Business in Force or VOBA – Value of Business Acquired) recognized as  follows:

  for life and saving business, an intangible asset equal to the difference between the fair value of acquired liabilities and  the book value of such contracts as described above, for property and casualty insurance, claims reserves have been kept at their undiscounted amount with no recognition of a related intangible asset.

This expanded presentation was used under French GAAP and U.S. GAAP for all types of contracts. Such a presentation is still permitted under IFRS 4 for insurance contracts and investment contracts with a discretionary participating feature and was maintained as such in the IFRS accounts. However part of this VBI related to investment contracts with no participation features falling in the scope of IAS 39 for which no such expanded presentation is permitted. Such VBI had to be reclassified in goodwill under IFRS, which is not the case under U.S. GAAP.

Differences also existed regarding the pattern of amortization of the Value of Business in Force (Value of Business acquired): see further in the description of IFRS to U.S. GAAP reconciling items as such differences persist with IFRS 4 regarding insurance and investment contracts with a discretionary participating feature.

The portion of assets acquired and liabilities assumed in connection with a buyout of minority interests was maintained under French GAAP at carrying value at date of acquisition.
Under U.S. GAAP and in respect of all acquisitions including the buyout of minority interests, the portion of assets acquired and liabilities assumed are recorded at their estimated fair values at the date of acquisition.

DETERMINATION OF IDENTIFIABLE INTANGIBLE ASSETS OTHER THAN THE VALUE OF BUSINESS IN FORCE
Intangible assets arising from business combinations could be recognized under French GAAP based upon objective  and pertinent criteria. Under U.S. GAAP, an intangible asset must be recognized at date of acquisition if there is either  (i) a contractual or legal right or (ii) it is separable, that is, it is capable of being separated or divided from the acquired  entity and sold, transferred, licensed, rented or exchanged. Such intangible assets may include, but are not limited to,  customer and contract lists.

GOODWILL
Under French GAAP and in respect of acquisitions completed prior to January 1, 2001, a portion of goodwill was charged directly to shareholders’ equity to the extent that ordinary shares were issued by the parent company in connection with the transaction, with the remaining amount recorded as goodwill. For all acquisitions completed on or after January 1, 2001, the difference between the purchase price and the value of the portion of net assets acquired is recorded as a goodwill asset. However, the French GAAP basis may not have generated a goodwill asset value that was equal to that determined under U.S. GAAP due notably to (i) the accounting for net assets acquired in respect of a buyout of minority interests, (ii) the accounting for the value of shares exchanged, if applicable, (iii) the identification and valuation of identifiable intangible assets.

Under both IFRS and U.S. GAAP, goodwill is now maintained in the functional currency of the acquired company.

Under French GAAP, the goodwill asset was amortized over the remaining estimated useful life and subject to routine impairment testing. Starting January 1, 2004, the goodwill is no longer amortized under IFRS and is subject to an impairment test.

Effective from January 1, 2002 under U.S. GAAP, the goodwill asset was not amortized anymore but is subject to an impairment test at least annually.

b) Currency Translation Differences
AXA elected the option to reset to zero all past cumulative currency translation differences for all foreign operations as  of January 1, 2004.

c) Pension accounting
All cumulative past actuarial gains and losses on all employee benefit plans were recognised in retained earnings as of  January 1, 2004.

32.1.2. Consolidation

The principles regarding consolidation are broadly similar under IFRS and U.S. GAAP.

Under IFRS, AXA’s consolidation principles are primarily based on the analysis of the concept of control, as defined by IAS 27, interpreted and clarified by SIC 12. This is consistent with the guidance that is applied in U.S. GAAP in particular with consideration of variable interests in variable interest entities (VIEs) under FIN 46R. In summary, differences in conclusion of consolidation status between IFRS and U.S. GAAP, other than the temporary scope exemption (see below), are rare.

Under U.S. GAAP, the entities are assessed for consolidation under one of the two methodologies as summarized below:

  AXA is required to fully consolidate an entity if (i) the entity is a variable interest entity (VIE) as defined in FIN46R and  (ii) AXA is determined to be the primary beneficiary, that is, AXA has a variable interest in the VIE that will absorb the  majority of the VIE’s expected losses or receive the majority of its expected residual returns, or both.
  For entities that are not VIEs, AXA is required to fully consolidate the entity if AXA has control and a majority  ownership interest that is a direct or indirect interest of more than 50% of the voting rights. Under IFRS, control is  presumed if (i) AXA holds 50% or more of the voting rights or (ii) less of 50% of the voting rights and a contractual  agreement with other investors exists to permit the exercise of more than 50% of the voting rights or (iii) AXA governs  the financial and operating policies of the entity or (iv) AXA can appoint or remove the majority of members of the  Board of directors or (vi) AXA has the power to cast the majority of votes at the Board of Directors.

Under U.S. GAAP, for VIEs solely invested in by a qualified investment company (whereby the investment company holds the participation in the VIEs and such VIEs are not also held directly by other AXA Group non investment company entities), there is a temporary scope exclusion for investment companies in FIN 46R until the revised AICPA Audit Guide for Investment Companies is issued. Under IFRS, such scope exclusion does not exist.

32.1.3. Business combinations after January 1, 2004

Principles in both GAAPs are broadly similar but differences may arise principally in the measurement of policyholders assets and liabilities i) which are still broadly treated like under previous GAAP under IFRS, as far as insurance contracts and investment contracts with a discretionary participating feature are concerned, or ii) which are measured in accordance with IAS 39 under IFRS in the case of investment contracts with no discretionary participating feature; leading therefore to differences in goodwill.

a) Purchase accounting
Business acquisitions are generally accounted for using the purchase method of accounting under both IFRS and U.S. GAAP.

b) Intangible Assets including value of business in force
VALUE OF BUSINESS IN FORCE
Under IFRS, as permitted by IFRS 4, AXA continues to use for acquisitions that occurred after January 1, 2004, an  expanded presentation that splits the fair value of acquired insurance and investment contracts with a discretionary  participating feature into two components:

  liabilities which are maintained at the acquiree’s carrying value if the measurement basis is consistent with AXA’s  French accounting principles still prevailing under IFRS for insurance and investment contracts with a discretionary  participating feature (see below policyholders liabilities), together with an intangible asset (Value of Business In force (“VBI”) or Value of Business Acquired (“VOBA”) – for Life  business).

Such practice is consistent with U.S. GAAP, except that it applies to all policyholder contracts. Under IFRS, such an expanded presentation cannot be used for investment contracts with no discretionary participating feature (in the scope of IAS 39/IAS 18) for which acquired liabilities have to be measured at fair value at acquisition date with therefore no recognition of related value of business in force.

In addition, differences exist in relation with amortization pattern: VBI are amortized on the basis of Estimated Gross Profits under IFRS (former French GAAP), whereas FAS 60 values of business acquired are amortized on the basis of collected premium under U.S. GAAP, which triggers differences on “shadow VBI” and “VBI reactivity” as well.

OTHER INTANGIBLE ASSETS
IFRS and U.S. GAAP criteria leading to the recognition of intangible assets are broadly similar.  Under U.S. GAAP, the intangible asset has to be recognized at acquisition date if there is either (i) a contractual or legal  right or (ii) it is separable, that is, it is capable of being separated or divided from the acquired entity and sold, transferred,  licensed, rented or exchanged. Such intangible assets may include, but are not limited to, customer and contract lists.

c) Restructuring provisions
Under IFRS, an acquirer should recognize restructuring provisions as part of allocating the cost of a business  combination only if the acquiree has an existing liability at the acquisition date. Under U.S. GAAP, a provision can be  recognised if the restructuring relates to the acquired business and certain conditions are met.

d) Goodwill
Although the method to determine goodwill is similar under IFRS and U.S. GAAP, differences in the amounts assigned  to the value of business in force and to the liabilities described above will result in differences in the residual amount  assigned to goodwill.

32.1.4. Deferred Acquisition Costs and equivalents

As permitted by IFRS 4, AXA applies previous GAAP under IFRS for all insurance and investment contracts with a discretionary participating feature. Related deferred acquisition costs (DAC) are therefore recognized and measured in accordance with French GAAP.

Although principles are broadly similar under both French GAAP and U.S. GAAP, differences exist, mainly in relation with amortization pattern: all DAC are amortized on the basis of Estimated Gross Profits under French GAAP, whereas under FAS 60 (U.S. GAAP) DAC are amortized on the basis of collected premium, which triggers differences on shadow DAC and DAC reactivity as well.
With respect to investment contracts with no discretionary participating features (in the scope of IAS 39/ IAS 18), an asset may be recognized representing the contractual right to benefit from providing investment management services under certain conditions: limitation to incremental costs, provided they can be identified separately, measured reliably and it is probable that they will be recovered.

32.1.5. Investments from insurance, banking, and other activities

a) Investment Properties
Under IFRS, assets backing unit-linked contracts are measured at fair value with the changes in fair value recorded  through profit and loss. All other investment properties, except those backing With-Profits contracts are accounted for at  amortized cost, using the component approach under IFRS. With this approach, the various components of the  property are accounted for and depreciated separately over their useful lives.  For the UK With-Profit contracts, the amounts of the real estate assets are carried at fair value with changes in the fair  value recorded through the income statement.

Under U.S. GAAP, all investment properties are measured at amortized cost, including non qualifying separate accounts under SOP 03-1 and real estate assets allocated to the UK With-Profit contracts.

b) Financial Instruments
1) Under IFRS, the fair value option is used by AXA in specific cases, for example: for the elimination or reduction of  accounting mismatch between measurement of assets and measurement of liabilities, or gains and losses recognition

(assets backing unit-linked contracts, UK With-Profit contracts, CDO’s debts, “natural” hedges); and, for groups of assets (or/and financial liabilities) managed for which performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy. This group of financial instruments includes e.g. the financial instruments held in consolidated mutual funds of the “satellite block” (as defined in note 1) investment portfolio.

Changes in fair value of assets measured under the fair value option under IFRS are recorded in the income statement. The financial instruments are presented under the caption “Designated as at Fair value through Profit and Loss” assets or liabilities.

Currently, the “fair value option” under U.S. GAAP does not exist. Therefore, the assets are classified into other categories, predominantly with changes in fair value in the income statement (Separate accounts assets at fair value with changes reported in earnings, assets held by consolidated investment companies assets at fair value with changes reported in earnings...).

2) Under IFRS, securities held by consolidated investment funds of the core investment portfolio are designated as “available for sale” (See Note 1.7.2). Under U.S. GAAP, the investments have been accounted at Fair value with changes reported in earnings because of specialized industry guidance set forth in the AICPA Audit Guide for Investment Companies, which overrides general consolidation accounting policy for investments. These investment funds are considered to be outside of the scope of FAS 115 under U.S. GAAP.

3) Under IFRS, foreign currency exchange differences related to the amortized cost of financial instruments (monetary item) classified as available for sale are recognized in the income statement. This includes the change of the amortization for the financial statement period and the ending amortized cost balance. The remaining changes relating to fair value changes are recorded in equity as well as the impact for all foreign currency exchange effects on available for sale equity instruments.

Under U.S. GAAP, for debt instruments denominated in a foreign currency and classified as available for sale category,  only the impacts for foreign exchange effects on the amortization of premium and discount over the period are  accounted for in the income statement. The remaining changes in the fair value (including the impact on the amortized  cost balance) are recorded in equity.  Regarding available for sale equity instruments, the entire change in fair value including the impact of the foreign  currency exchange differences is recorded in equity like under IFRS.

c) Impairment of invested assets
The same approach prevails under both GAAPs to identify impaired invested assets. However, residual differences may  exist due for example to differences in purchase GAAP values in relation with past business combinations.

Under IFRS, impairment charges related to debt instruments and real estate investments are reversible through the income statement following a recovery of the investment value under certain criteria. However, the reversal cannot exceed the carrying amount of the investment prior to the impairment.

Under U.S. GAAP, reversals of impairment charges to all financial instruments or real estate properties are not permitted. However, following an other-than-temporary impairment loss, debt securities are to be accounted for as if purchased on the impairment measurement date. Consequently, the discount or reduced premium recorded, based on the debt security’s new cost basis, is amortized over its remaining life based on the amount and timing of estimated future cash flows.

32.1.6. Assets backing contract liabilities for which the financial risk is borne by the policyholders – Separate account assets and liabilities

Under U.S. GAAP, the requirements of SOP 03-01 limit the accounting and reporting of unit linked assets and liabilities to those deemed to be qualifying separate account assets and liabilities based on the following four criteria: (i) the fund is legally recognized, (ii) the separate account assets are legally insulated from the general account liabilities of the insurance enterprise (iii) the policyholder directs investment or there are pre-determined specific investment policy/objectives, and (iv) the investment performance is passed-through to the policyholder, subject to contract fees and assessments.

For U.S. GAAP purposes, all non qualifying unit-linked separate account assets are reclassified as general account assets if they fail to meet the above described criteria.
Any general account interests in the separate accounts are to be reported as part of the general account invested assets for the non-qualifying assets. The unit linked funds that do not qualify as U.S. GAAP separate accounts are classified as general account assets and liabilities and valued in accordance with the AXA’s general policies for valuing investments and liabilities.

The income statement also needs to reflect the changes of the reclassifications under U.S. GAAP on the balance sheet. The identified contracts are treated as basic general account participating contracts (even though financial risk is carried by policyholders) with the related income statement implications. However, there is no impact to net income for non real estate assets, only changes in the presentation.

The separate account notion does not exist under IFRS. Therefore all assets backing unit-linked contracts for which there is a full pass-through of financial performance to policyholders are presented in one distinct line item.

32.1.7. Derivative financial instruments

Under IFRS, all derivative instruments, including certain derivative instruments embedded in other contracts, are  recorded on the balance sheet with the respective fair value measurement.
For the derivatives which do not qualify for hedge accounting, all changes in the fair value are directly charged through the income statement.

Under U.S. GAAP, the basic measurement of derivative instruments is the same as under IFRS. Some differences related to freestanding derivatives and/or hedge relationships (cash flow, fair value and hedge of a net investment) can occur due to some different criteria under FAS 133 compared to IAS 39. Some of the hedge relationships under IFRS might not qualify as a hedge relationship under U.S. GAAP and vice versa. Effectiveness testing may also differ. All these factors lead to some technical differences in accounting treatment under IFRS and U.S. GAAP.

Under IFRS, cases of “natural” hedges reflect the fact that a change in fair value of a derivative recorded in the income statement is substantially offset by a change in value of a non-derivative asset or liability in earnings: this might be the case for example when assets are designated as at fair value through earnings (fair value option) or policyholders liabilities measured at current value (IFRS 4.24).

32.1.8. Share capital and reserves

a) Compound financial instruments and other equity instruments
Under IFRS, the liability and the equity component of a compound financial instrument such as convertible debts issued  by AXA are presented separately based on the characteristics of the issued instrument. The liability part of the  instrument is shown as debt, whereas the equity component is recorded in shareholders' equity, which is not the case  under U.S. GAAP.

The deeply subordinated debt issued by the group meets the definition of equity under IFRS and is presented as debt under U.S. GAAP.

b) Minority interest in mutual funds and other puttable instruments at fair value
Under IFRS, minority interests in consolidated mutual funds which are puttable instruments at fair value meet the  definition of a liability.

Under U.S. GAAP, these are presented within minority interests.

Under IFRS, unconditional purchase agreements relating to minority interests meet the definition of debt. They shall be remeasured on the basis of the put exercise price at each closing date. However IAS 32 does not provide guidance on the accounting treatment which should be applied when dealing with the remeasurement of the purchase agreement. In this context, the group elected to recognize the difference between the value at closing date of the put option and the historical value of such minority interests in goodwill. A similar accounting treatment is applied to subsequent measurement.

Under U.S. GAAP such puts are recognized as “minority interest subject to redemption rights” which is part of “total liabilities”.

32.1.9. Policyholders liabilities

Under IFRS and Phase I of Insurance contracts (IFRS 4), AXA continues to apply previous existing accounting policies to policyholders assets and liabilities related to all insurance contracts and investment contracts with discretionary participation feature (DPF) provided conditions set by IFRS 4 are met.
However, investment contracts without DPF (primarily unit-linked contracts with no insurance features) are accounted for under IAS 39.

Under U.S. GAAP, the accounting treatment also depends on contract classification, but different criteria apply and the discretionary participation is not relevant in the classification process.

a) Product classification
The Group issues contracts that transfer insurance risk or financial risk or both. Under IFRS, insurance contracts are  those contracts that contain significant insurance risk. Such contracts may also transfer financial risk from the  policyholders to the insurer. Investment contracts are those contracts that have financial risk with no significant  insurance risk.

During Insurance Contracts Phase I, investment contracts containing an embedded derivative which meets the definition of an insurance contract (such as GMDBs, GAOs…) are insurance contracts under IFRS unless the insurance contingent payments are insignificant. Such contracts are investment contracts under U.S. GAAP and follow FAS 97 – Investment contracts.

b) Revenue recognition – deposit accounting
Differences in classification in the two GAAPs lead to differences in revenue recognition.

Deposit accounting does not apply under IFRS to investment contracts containing insurance embedded derivatives, universal life contracts (and investment contracts with a discretionary participating feature), while it applies to these contracts under U.S. GAAP as they generally fall within the scope of FAS 97.

c) Measurement
In terms of measurement, classification is also a key first step in determining accounting principles to be applied in both  GAAPs. However, for contracts with a similar classification in the two GAAPs, different principles may apply.

Under IFRS, policyholders liabilities (insurance and investment contracts with a discretionary participating feature) are based on AXA’s previous accounting principles. Under French GAAP, insurance liabilities for Life & Savings business, also referred to as future policy benefits, were calculated in accordance with the applicable local regulatory and accounting rules if consistent with the French accounting principles used by AXA. The future policy benefits are actuarially determined using actuarial assumptions relating to investment yields, mortality, morbidity and expenses which would in many cases be based on premium charged to policyholders, using a prospective approach. Mortality tables should be updated whenever necessary on a local basis. A liability adequacy test is performed at balance sheet date at each consolidated entity level to ensure the adequacy of the contract liabilities net of related DAC and value of business in force assets.

In practice, measurement principally differs for traditional life policies, that is for contracts with significant mortality or morbidity risk, which are computed under U.S. GAAP using a net level premium method on the basis of actuarial assumptions as to mortality, persistency and interest based on the insurance company’s experience, with a margin for adverse deviation; such actuarial assumptions are established as of the date of policy issue. When the liabilities for future policy benefits plus the present value of expected future gross premiums are insufficient to provide for expected future policy benefits and expenses, DAC balances amortization is accelerated and a premium deficiency reserve may have to be established by a charge to earnings.

Differences also exist for IAS 39 investment contracts. These are in Phase I mostly limited to certain unit-linked contracts. Although liabilities are close in both GAAPs (i.e. based on the fair value of assets backing these contracts), the treatment of acquisition costs differs (see acquisition costs above).

Regarding participation, under IFRS (former French GAAP), the profit recognized by AXA in respect of the UK With- Profit business represents 10% of the bonus declared by the actuary. Under U.S. GAAP, 10% of all changes in the UK With-Profit fund (revenues and expenses) are recognized in the income statement, with the remaining 90% attributed to “unallocated policyholder dividend liability”.

d) Guarantee features

  Features such as Guaranteed Minimum Death Benefits (“GMDB”) in direct insurance contracts which are not subject  to a risk management program are accounted for under both GAAPs in accordance with the SOP 03-1 methodology  where the total average cost of the guarantees is recognised over the contract life.
  Certain additional guarantees such as Guaranteed Minimum Death Benefits or Income Benefit (“GMDB” or “GMIB”)  or some performance guarantees offered by reinsurance treaties are subject to a risk management program using  derivatives instruments: in order to reduce the accounting mismatch between the valuation of liabilities and the  valuation of the related derivatives, AXA has elected the option opened by IFRS 4.24 for selective re-measurement of  the reserves on the basis of current market assumptions. Such features accounted for under U.S. GAAP either under  the SOP 03-1 or according to FAS 133 (see below).
  Reinsurance contracts that cover Guaranteed Minimum Income Benefits («GMIBs») features of variable annuity / unit-  linked type contracts are accounted for as insurance contracts under IFRS on a prospective basis whereby the  amount is recognized over the contract term. Under U.S. GAAP the reinsurance contract covering the income feature  represents a derivative instrument accounted for under FAS 133 at fair value.
  Annuitization benefits (GAOs) are embedded derivatives which meet the definition of an insurance contract under  IFRS. They fall in the scope of IFRS 4 and are therefore accounted for according to previous GAAP with a liability  adequacy test. Under U.S. GAAP, such guarantees are estimated under the SOP 03-1 method.

e) Reinsurance
Risk transfer criteria in both GAAPs are similar and deposit accounting is applied to financial reinsurance treaties.

Cost of reinsurance on long duration contracts is amortized into income over the lifetime of payments in both GAAPs.

Under Phase 1, insurance accounting in the IFRS consolidated statements of the AXA Group remains based on French GAAP principles. With regards to Multiple Year contracts including features such as experience accounts, profit commissions, no claims bonus or any similar provision, once insurance accounting is confirmed (i.e. basically once risk transfer criteria is passed), unrealized liabilities are recognized, e.g. any negative experience account for the ceding company has to be booked immediately.

Under U.S. GAAP this treatment is also extended to unrealized assets as U.S. GAAP which requires the cancellation of any profit or loss transfer from one accounting year to another which would arise from the use of multi-year reinsurance contracts.

32.1.10. Other Provisions and Liabilities

a) Financing debts
Under IFRS, certain financial liabilities (debt instruments) are accounted for at fair value using the fair value option and  recording the changes in fair value through the income statement.

Under U.S. GAAP, this issued debt is reclassified and recorded at cost as the fair value option does not exist.

b) Employee Benefit Plans
The actuarial gains and losses existing on January 1, 2004, are reset to zero as elected by AXA following IFRS 1.

Post January 1, 2004, IAS 19 offers three options to recognize the actuarial gains and losses derived from changes in actuarial assumptions. AXA elected for all actuarial gains and losses linked to employee benefit plans to be recorded in the Statement of Recognized Income and Expenses (SORIE). With that treatment, the entire gains or losses arising in a year are fully recognised in the year they occurred. They are presented in a separate line item as part of shareholders’ equity.

Under U.S. GAAP, the option related to the recognition of the gains and losses in the SORIE does not exist. The actuarial gains and losses are carried forward to be recorded as previously recognized under the corridor method with amortization recognized in the income statement. The amount by which the unrecognized cumulative gains or losses exceed the greater of a) 10% of the Pension Benefit Obligation (PBO), or b) 10% of the market-related value of plan assets is divided by the expected average remaining service lifetime.

Under IFRS, the assets for the employee benefit plans are measured at balance sheet date. Some do not meet the plan asset definition, e.g. in the case insurance contracts issued by AXA which support the defined benefit pension plans: in such case liabilities cannot be shown net. These “separate assets” must be presented separately on the assets side. Under U.S. GAAP, all assets of the benefit plans are plan assets, no separate assets are presented. The plan assets can be measured up to three months before the balance sheet date.

In addition, principles with respect to accounting for pension plans under U.S. GAAP require recognition of a minimum liability equal to the unfunded Accumulated Benefit Obligation (ABO) at the measurement date, a requirement not imposed by IFRS. The resulting additional minimum liability, if any, is required to be offset by an intangible asset whose value may not exceed the amount of unrecognized prior service cost; the excess, if any, of additional minimum liability over intangible asset is reported as a direct reduction in shareholders’ equity.

c) Share based compensation
Under IFRS 2, equity-settled plans with employees granted after November 7, 2002 are accounted for using their grant-date fair values as a reliable proxy of the fair values of services received (plans granted earlier are excluded from the  calculation). Option pricing models and other valuation techniques are used to measure the grant-date fair values of  awards made under these equity-settled plans, and the resulting amounts, net of expected forfeitures, are recognized  as compensation expense over the respective vesting periods of these awards.

Under U.S. GAAP, AXA follows the intrinsic value method of accounting for employee share based compensation plans as prescribed in APB 25, having elected to adopt SFAS 123 only for purpose of proforma disclosures. Under APB 25, compensation expense is measured as the excess of the market price of the shares awarded over the amount the employee must pay to acquire them when the award is exercised or vested. This measurement generally is made on the date of grant but is determined on the first date on which both the number of shares the employee is entitled to receive and their purchase price, if any, are known. Consequently, no compensation expense results for time-vesting employee stock option awards having no intrinsic value on their date of grant. In addition, APB 25 provides an exemption from expense recognition, not present in IFRS 2, for certain broad-based “noncompensatory” equity plans.

Both under IFRS 2 and U.S. GAAP, resulting measurements of compensation cost are recorded in the income statement over the requisite service/vesting period of the respective award. The cost of cash-settled plans is determined by reference to the market price of the underlying shares and is remeasured at each balance sheet date until the liabilities are settled.

d) Restructuring provision
Under IAS 37, restructuring provisions that do not involve a business combination may be recognised if a detailed  formal plan is announced or implementation has effectively begun. Under U.S. GAAP, recognition of a liability based  solely on commitment to a plan is prohibited, however, a provision for special involuntary employee termination  benefits may be recognized at the date such arrangements have been communicated to employees if certain criteria  are met, including the likelihood that significant changes will not be made to the plan or that the plan will be  withdrawn.

32.1.11. Deferred income taxes

In general, there are adjustments of the deferred tax balance based on the reconciling items and the related tax implications. Differences will arise between IFRS and U.S. GAAP due to differences in underlying principles of valuation for assets, liabilities, revenues, expenses, gains and losses between IFRS and U.S. GAAP.

Under IFRS, changes to the deferred tax rate related to items recorded in equity are not recorded in income. The effect on deferred taxes for transactions originally recognized in shareholders equity is allocated to shareholders equity.

Under U.S. GAAP, it is not permitted to use substantively enacted rates. Only rates legally enacted at year end can be used. The changes to the deferred tax rate should be recorded in income even if the deferred tax is linked to items recorded in equity. In particular, the impact of changes in tax rates on the deferred tax determined on unrealized gains and losses on fixed maturity and equity investments classified as “available-for-sale” under U.S. GAAP is not recorded in “Other Comprehensive Income” but instead recorded in the Income Statement.

Under IFRS, deferred tax liabilities are not required to be recognized in respect of temporary differences between the book and tax basis of subsidiaries and associates, including undistributed profits, to the extent it is probable these differences will not be realized in the foreseeable future and the parent or investor is able to control the timing of the realization of such differences. Under U.S. GAAP, deferred tax liabilities generally are recognized in full for temporary differences between book and tax basis, including undistributed profits, with limited exception for those arising from (i) certain investments in subsidiaries and corporate joint ventures considered “permanent” in duration and (ii) certain majority-owned subsidiaries for which the tax law provides a means for tax-free recovery and the parent expects that means ultimately will be utilized and would not result in significant cost to execute.

Under both U.S. GAAP and IFRS, AXA evaluates all available evidence to determine if a deferred tax asset is recognized. Under U.S. GAAP, greater weight is given to negative evidence, such as cumulative losses in recent years, than under IFRS.

32.1.12. New accounting pronouncements not yet adopted

Emerging Issues Task Force 04-5, “Determining Whether a General Partner, or the General Partners  as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain  Rights” (“EITF 04-5”)
In June 2005, the EITF reached consensus on Issue No. 04-5. EITF 04-5 provides a framework for determining whether  a general partner controls and should consolidate a limited partnership or a similar entity in light of certain rights held  by the limited partners. The consensus also provides additional guidance on substantive rights. EITF 04-5 was effective  after June 29, 2005 for all newly formed partnerships and for any pre-existing limited partnerships that modified their  partnership agreements after that date. The guidance must be adopted by January 1, 2006 for all other limited  partnerships through a cumulative effect of a change in accounting principle recorded in opening equity or it may be  applied retrospectively by adjusting prior period financial statements. The adoption of this provision of EITF 04-5 did not  have a material impact on AXA’s consolidated financial statements.

Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment” (“SFAS No. 123R”)
In December 2004, the FASB issued SFAS No. 123(R), “Share-Based Payment”. SFAS No. 123(R) eliminates the  alternative to apply the intrinsic value method of accounting for employee stock-based compensation awards that was  provided in SFAS No. 123, “Accounting for Stock-Based Compensation” as originally issued.

SFAS No. 123(R) requires the cost of all share-based payments to employees, including stock options, stock appreciation rights, and most tax-qualified employee stock purchase plans, to be recognized in the financial statements based on the fair value of those awards. Under SFAS No. 123(R) the cost of equity-settled awards generally is based on fair value at date of grant, adjusted for subsequent modifications of terms or conditions, while cash-settled awards require remeasurement of fair value at the end of each reporting period. SFAS No. 123(R) does not prescribe or specify a preference for a particular valuation technique or model for estimating the fair value of employee stock options and similar awards but instead requires consideration of certain factors in selecting one that is appropriate for the unique substantive characteristics of the instruments awarded. SFAS No. 123(R) is effective in the first annual reporting period beginning after June 15, 2005 (that is, in AXA’s 2006 consolidated financial statements) with earlier adoption permitted, and generally requires a “modified prospective” method to be applied to to new awards granted and to awards modified, repurchased, or cancelled after the required effective date. Consequently, under the modified prospective method, AXA will be required to apply the measurement, recognition, and attribution requirements of SFAS No. 123(R) to new awards and to awards modified, repurchased or cancelled on or after January 1, 2006. Additionally, compensation cost for unvested awards outstanding as of the required effective date must be recognized prospectively over the remaining requisite service/vesting period based on the fair values of those awards as already calculated under SFAS No. 123. Entities may further elect to apply SFAS No. 123(R) on a “modified retrospective” to periods prior to the required effective date to give effect to the fair value based method of accounting for awards granted, modified, or settled in cash in earlier periods.

As more fully described in this Note of the Notes to Consolidated Financial Statements, AXA elected under SFAS No. 123 to continue to account for stock-based compensation using the intrinsic value method and instead to provide only pro forma disclosure of the effect on net earnings from applying the fair value based method. Consequently, adoption of SFAS No. 123(R) is expected to result in recognition of compensation expense for certain types of AXA’s equity-

settled awards, such as options to purchase AXA shares, for which no cost previously would have been charged to net earnings under the intrinsic value method. Similarly, certain types of AXA’s cash-settled awards, such as stock appreciation rights, may be expected to result either in different amounts of compensation expense or different patterns of expense recognition under SFAS No. 123(R) as compared to the intrinsic value method.

The full impact of adoption of SFAS No. 123(R) cannot be predicted at this time because it is largely dependent upon the nature and levels of share-based payments granted in the future. Management is continuing to assess the impacts of adoption of SFAS No. 123(R), including accounting for the income tax effects of share-based compensation.

Statement of Financial Accounting Standards No. 154,
“Accounting Changes and Error Corrections” (“SFAS No. 154”)
In May 2005, the FASB issued SFAS No. 154, a replacement of Accounting Principles Board Opinion (“APB”) No. 20,  “Accounting Changes”. SFAS No. 154 applies to all voluntary changes in accounting principle as well as to changes  required by an accounting pronouncement that does not include transition provisions. To enhance comparability, this  statement requires retrospective application to prior periods’ financial statements of changes in accounting principles.  The cumulative effect of the change is reported in the carrying value of assets and liabilities as of the first period  presented, with the offset applied to opening retained earnings. Each period presented is adjusted to show the period  specific effects of the change. Only direct effects of the change will be retrospectively recognized; indirect effects will  be recognized in the period of change. SFAS No. 154 carries forward without change APB No. 20’s guidance for  reporting the correction of an error and a change in accounting estimate. SFAS No. 154 is effective for accounting  changes and corrections of errors made in fiscal years beginning after December 15, 2005.

AXA does not expect this statement to have a material impact on the consolidated financial statements.

Statement of Financial Accounting Standards No. 155, Accounting for Certain Hybrid Financial  Instruments – an amendment of FASB Statements No. 133 and 140 (“SFAS No. 155”)
In February 2006, the FASB issued SFAS No. 155, which clarifies issues addressed in Statement 133 Implementation  Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets”. SFAS No. 155  permits the fair value remeasurement of any hybrid financial instrument that contains an embedded derivative that  otherwise would require bifurcation; clarifies which interest-only strips and principal-only strips are not subject to the  requirements of Statement 133; and establishes a requirement to evaluate interests in securitized financial assets to  identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded  derivative requiring bifurcation. For AXA, SFAS No. 155 is applicable for all financial instruments acquired or issued  as of January 1, 2007. AXA is currently assessing the impact of SFAS No. 155 on its consolidated financial  statements.

Statement of Financial Accounting Standards No. 156, Accounting for Servicing of Financial Assets –  an amendment of FASB Statement No. 140 (“SFAS No. 156”)
In March 2006, the FASB issued SFAS No. 156 to require that all separately recognized servicing assets and servicing  liabilities be initially measured at fair value and permits, but does not require their subsequent measurement at fair value.  In addition, SFAS No. 156 requires that derivatives used to mitigate the risks inherent in servicing assets and servicing liabilities be accounted for at fair value. Adoption of SFAS No. 156 is required as of the beginning of the first fiscal year after September 15, 2006 and, therefore, would apply prospectively to all servicing transactions undertaken by AXA beginning January 1, 2007. In conjunction with adoption of SFAS No. 156 and within certain limitations, available-for-sale securities identified as offsetting the exposure to changes in the fair values of servicing assets or servicing liabilities may be reclassified to the trading category.

SOP 05-1, “Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection  with Modifications or Exchanges of Insurance Contracts” (“SOP 05-1”)
In September 2005, the American Institute of Certified Public Accountants (“AICPA”) released SOP 05-1. The SOP  requires identification of transactions that result in a substantial change in an insurance contract. Transactions  subject to review include internal contract exchanges, contract modifications via amendment, rider or endorsement  and elections of benefits, features or rights contained within the contract. If determined that a substantial change  has occurred, the related DAC/VBI/VOBA and other related balances must be written off. The Company will adopt  SOP 05-1 on January 1, 2007. Restatement of previously issued annual financial statements is not permitted, and  disclosure of the pro forma effects of retroactive application or the pro forma effect on the year of adoption is not  required. Management is currently assessing the potential impact of this new guidance on the consolidated financial  results of AXA.

FASB Staff Position 115-1, “The Meaning of Other-Than-Temporary Impairment  and Its Application to Certain Investments” (“FSP SFAS No. 115-1”)
In March 2004, the Emerging Issues Task Force (EITF) reached a further consensus on EITF Issue No. 03-1 “The  Meaning of Other-than-Temporary Impairment and its Application to Certain Investments” (“EITF 03-1”). EITF 03-1  requires certain qualitative and quantitative disclosures for unrealized losses on debt and equity securities that have  not been recognized as other-than-temporary impairments. The guidance sets forth certain disclosures of investments  in debt and equity securities in unrealized loss positions at the balance sheet date that have not been recognized as  other-than-temporary impairments. In addition, EITF 03-1 provides application guidance that should be used to  determine when an investment is considered impaired, whether that impairment is other-than-temporary, and the  measurement of an impairment loss along with accounting considerations subsequent to the recognition of an other-  than-temporary impairment. The recognition and measurement guidance was applicable for reporting periods  beginning after June 15, 2004.

In November 2005, this FASB issued Staff Position (“FSP”) FAS No. 115-1, which is effective for the years beginning after December 15, 2005. The Staff Position addresses the determination of when an investment is considered impaired, whether the impairment is other than temporary and the measurement of an impairment loss. FSP FAS No. 115-1 clarifies that an investor should recognize an impairment loss no later than when the impairment is deemed other- than-temporary, even if a decision to sell the security has not been made, and also provides guidance on the subsequent accounting for an impaired debt security.

AXA does not expect adoption of the FSP to have a material impact on the consolidated financial statements.

32.2. Reconciliation of net income and shareholders’ equity from IFRS to U.S. GAAP

32.2.1. Net income reconciliation

The reconciliation between consolidated net income under IFRS and U.S. GAAP is as follows:

	2005	2004
GROUP CONSOLIDATED NET INCOME IN ACCORDANCE WITH IFRS	4,173	3,738
Differences (gross of tax)
1 Goodwill and purchase accounting	258	242
2 Pension and similar obligations	(237)	(108)
3 Financial invested assets and derivatives	839	(753)
4 Real Estate properties	(344)	(263)
5 Deferred Acquisition Costs and Policyholders reserves	218	119
6 Debt and compound financial instruments	(14)	(11)
7 Share based compensation	(0)	9
8 Other differences	(34)	(5)
9 Tax (a)	373	266
Total differences	1,059	(503)
GROUP CONSOLIDATED NET INCOME IN ACCORDANCE WITH U.S. GAAP	5,232	3,235

(a) Including the deferred tax effect from the above differences.

Full year 2005

Net income under U.S. GAAP was €5,232 million, €1,059 million higher than the IFRS figure. This was mainly due to the following factors:

1 - Differences relating to goodwill and purchase accounting (€258 million before the impact of deferred tax), including  a difference relating to the Value of purchased Business In-force (VBI) of €274 million, including €265 million in  Japan, following a significant change in future financial assumptions. The amortization of FAS 60 (traditional life)  contracts is not sensitive to changes in financial assumptions under U.S. GAAP.  Other differences relating to goodwill and purchase accounting, include differences in intangible asset amortization  charges, of which there is a €–16 million impact at AllianceBernstein.

2 - Charges relating to pension and similar liabilities are €237 million higher under U.S. GAAP (gross of the impact of deferred  tax), than the figure included in the primary financial statements. Under IFRS, actuarial losses booked on employee  benefit programs are deducted from opening equity (in accordance with the option allowed by IFRS 1), while the corridor  method remains applicable under U.S. GAAP. The main contributors to this additional charge were the United States  (including AllianceBernstein) (€–83 million) and the United Kingdom (€–58 million). Differences are likely to persist, since actuarial gains and losses generated since January 1, 2004 are taken to equity under IFRS (“SORIE” approach allowed  by the new amendment to IAS 19), while they are still amortized using the corridor method under U.S. GAAP.

3 - Differences relating to financial invested assets and derivatives led to additional income (gross of the impact of  deferred tax) of €839 million.  In particular, changes in the fair value of securities in the “core investment portfolio”, classified as available for sale  assets under IFRS, are taken to income in U.S. GAAP on the basis of accounting rules applicable to investment  companies. This boosts U.S. GAAP income by €672 million before the impact of deferred tax, mainly in France  (€+239 million), Germany (€+241 million) and Japan (€+171 million).

In addition, a difference of €+115 million (including €+65 million in Japan) relates to available-for-sale foreign-currency  bonds and the translation impact on amortized cost, taken to income under IFRS and equity under U.S. GAAP. Finally hedge accounting differences include: (i) €+54 million on bonds measured using the fair value option under IFRS, since they are covered by interest-rate hedging, but designated as available-for-sale securities under U.S. GAAP (mainly at AXA Bank Belgium) (ii) €–40 million relating to technical differences connected with hedge accounting), including a future cash flow hedge recognized in equity and being amortized through profit and loss, and not included in a hedging relationship under U.S. GAAP and some other technical differences relating to hedge accounting.

4 - Differences relating to real-estate assets totaled €–344 million. These mainly concern the impact of applying SOP  03-1, which causes real-estate assets relating to contracts in which the financial risk is borne by the policyholder  to be restated at depreciated cost: the change in fair value, which is taken to income under IFRS, is therefore  cancelled, leading to a difference of €–278 million before the impact of deferred tax in the UK (€–223 million) and  France (€–55 million).  These differences also included the impact (€–24 million) of revaluing real-estate assets representing UK With-Profits contracts at amortized cost.

5 - Differences relating to deferred acquisition costs and technical liabilities totaled €+218 million, including  €+167 million of deferred acquisition costs and equivalents (DAC). These include differences in amortization  charges since, under IFRS, the prior method of amortizing assets in proportion to the expected emergence of future  profits was maintained for insurance and investment contracts with discretionary participation features, while  amortization charges under U.S. GAAP are partly based on premium income (FAS 60). In the UK, in addition, there  were amortization differences on contracts subject to IFRS 4, with adjustments consisting of re-establishing  deferred acquisition costs under U.S. GAAP to replace fees recognized initially on investment contracts without  discretionary participation features (DOCs or rights to future fees) in accordance with IAS 18. These differences  include a difference in the amortization pattern, along with an impact relating to amounts capitalized.  Differences relating to technical reserves totaled €+104 million, combining the impact of reserve valuation and  recognition differences, for example on UK “Funds for Future Appropriation” (“FFA”) contracts, in which 100% of  changes in value are attributable to policyholders under IFRS shadow accounting, as opposed to only 90% under  U.S. GAAP, generating additional profit of €176 million under U.S. GAAP.  An additional charge of €–53 million (notably including €–41 million in the United States) arose from the option  allowed under IFRS 4.24 (non-existent under U.S. GAAP) to revalue reserves such as Guaranteed Minimum Death  Benefits (GMDBs) and Guaranteed Minimum Income Benefits (GMIBs) covered by a finance risk-management  program. Since the selective revaluation of technical reserves allowed by IFRS is not authorized under U.S. GAAP,  net reserves are revalued according to SOP03-1 or FAS 133.

6 - Differences in the treatment of debts and hybrid financial instruments led to an additional charge of €–14 million.  This includes in particular an additional financial charge of €–33 million relating to deeply subordinated notes, which  are included directly in equity under IFRS, partly offset by a positive difference in additions to redemption premiums  on convertible bonds issued by the Company, due to the recognition of an equity component under IFRS.

7 - Charges relating to equity-based payments are similar under both GAAPs in 2005.

8 - Other differences had individually no material impact on net income.

9 - The main tax-related differences were:
• €+591 million arising from new estimates, reflecting the improvement in recoverability of tax losses carried forward,  on deferred tax assets that had been written down mainly in 2002 at AXA Japan under U.S. GAAP;
•  deferred tax adjustments relating to the above differences between IFRS and U.S. GAAP.

Full year 2004

The reconciliation between consolidated net income under IFRS and U.S. GAAP was as follows: Net income under U.S. GAAP was €3,235 million, €503 million lower than the IFRS figure.

This difference was attributable primarily to the following items:

1  - Differences relating to goodwill and purchase accounting arising from business combinations (€+242 million before the  impact of deferred tax) included a difference relating to the value of purchased business in-force (€+143 million including  €+70 million in Japan). Most of this difference arose from a difference in amortization charges, to the extent that  amortization of VBI on FAS 60 (traditional life) contracts is based on future profits under IFRS, whereas it is based on  premium income under U.S. GAAP and is therefore not sensitive to changes in future financial assumptions. Goodwill and purchase differences also led to a difference of €+174 million (before tax impact), due to the treatment of  restructuring costs as part of the MONY acquisition, which were not included in the opening balance sheet under IFRS. In addition, the capital gain recognized by the Dutch holding company on the sale of Unirobe was €53 million lower  under U.S. GAAP, due to valuation differences at the time of the acquisition.  Finally, there are also differences in intangible asset amortization charges, since business combinations prior to  January 1, 2004 are not revalued under IFRS, including €–21 million relating to AllianceBernstein.

2 - Charges relating to pension and similar obligations are €108 million higher under U.S. GAAP than the figure included  in the primary financial statements. Under IFRS, actuarial losses booked on employee benefit programs are deducted  from opening equity (according the option allowed by IFRS 1), while the corridor method remains applicable under  U.S. GAAP. The main contributors to this additional charge were the USA (€–63 million before the impact of deferred  tax), the UK (€–12 million) and France (€–13 million). Differences are likely to persist since actuarial gains and losses  generated since January 1, 2004 are taken to equity under IFRS (“SORIE” approach allowed by the new amendment  to IAS 19), while they are still amortized using the corridor method under U.S. GAAP.

3 - Differences relating to financial invested assets and derivatives lead to a total difference (before the impact of  deferred tax) of €–753 million. Changes in the fair value of securities in the “core investment portfolio”, classified as available-for-sale assets under  IFRS, are taken to income in U.S. GAAP on the basis of accounting rules applicable to investment companies. This difference decreases U.S. GAAP income by €73 million before the impact of deferred tax, mainly in Japan (€–117 million), but partly offset by Germany (€+57 million).  Differences relating to assets and liabilities that are subject to economic hedging and therefore measured on the  basis of options applicable only to certain assets and liabilities under IFRS, with the objective of monitoring changes  in derivatives as closely as possible, or that must naturally be re-measured under IFRS through profit and loss, include (i) €–624 million foreign exchange impact on available for sale fixed maturities which are recognized through profit and loss as far as amortized cost is concerned under IFRS, including €–621 million on the Japanese fixed maturities  portfolio, a large part of which was invested in foreign currencies (U.S. dollar and euro) and (ii) €–44 million on  assets subject to interest-rate hedging, mainly at AXA Bank Belgium. The recognition of derivative instruments led to a difference of €–23 million (gross of tax), relating in particular to a  future cash flow hedge recognized in equity and being amortized through profit and loss, and not included in a  hedging relationship under U.S. GAAP.

4 - Differences relating to real estate properties totaled €–263 million. These mainly concern the impact of applying  SOP03-1, which causes real-estate assets relating to contracts in which the financial risk is borne by the  policyholder to be restated at depreciated cost. The change in fair value, which is taken to income under IFRS, is  therefore cancelled, leading to a difference of €–269 million in the UK and France.

5 - Differences relating to deferred acquisition costs and policyholders reserves totaled €+119 million, including  €65 million on deferred acquisition costs and equivalents. These included differences in amortization charges since,  under IFRS, the prior method of amortizing assets in proportion to the expected emergence of future profits was  maintained for insurance and investment contracts without discretionary participation, while amortization charges  on certain contracts under U.S. GAAP are partly based on future premium income.  Differences relating to policyholders reserves totaled €+77 million, combining the impact of reserve valuation and  recognition differences, for example on UK “Funds for Future Appropriation” (“FFA”) contracts, in which 100% of  changes in value are attributable to policyholders under IFRS, as opposed to only 90% under U.S. GAAP,  generating additional profit of €121 million under U.S. GAAP. The option allowed under IFRS 4.24 to revalue reserves relating to benefits such as Guaranteed Minimum Death  Benefits (GMDBs) covered by a risk-management program led to a difference of €–23 million. Since the selective  revaluation of technical reserves allowed by IFRS is not authorized under U.S. GAAP, net reserves are revalued  according to SOP03-1 or FAS 133.
6 - Differences in the treatment of debts and compound financial instruments led to a difference of €–11 million. This  mainly included a difference in the value of CDO debts, principally offset by a difference of €+8 million relating to  additions to redemption premiums on convertible bonds issued by the Company, due to the recognition of an equity  component under IFRS.

7 - Charges relating to equity-based payments were close under both GAAPs in 2004.

8 - Other differences were not material.

9 - Finally, tax-related differences mainly included deferred tax effects of the adjustments between IFRS and U.S. GAAP.

32.2.2. Shareholders’ equity reconciliation

	2005	2004
GROUP SHAREHOLDERS’ EQUITY IN ACCORDANCE WITH IFRS	33,847	28,523
Differences (gross of tax)
1 Goodwill and purchase accounting	2,677	2,267
2 Pension and similar obligations	2,052	1,670
3 Financial invested assets and derivatives	197	256
4 Real Estate properties	(714)	(297)
5 Deferred Acquisition Costs and Policyholders reserves	1,126	763
6 Debt and compound financial instruments	(1,074)	(844)
7 Share based compensation	135	113
8 Other differences	(83)	(101)
9 Tax (a)	(2,060)	(1,918)
Total differences	2,256	1,907
GROUP SHAREHOLDERS’ EQUITY IN ACCORDANCE WITH U.S. GAAP	36,103	30,431
(a) Including the deferred tax effect from the above differences.

Reconciliation of shareholders' equity as of December 31, 2005
Under U.S. GAAP, consolidated shareholders’ equity was €36,103 million at December 31, 2005, €2,256 million more  than under IFRS.

1 - Differences arising from goodwill and purchase accounting differences related to business combinations totaled  €+2,677 million. This figure includes €+2,508 million relating to goodwill. U.S. GAAP goodwill figures differ from  those initially recorded under French GAAP, since business combinations prior to January 1, 2004 are not restated  under IFRS (including “bulletin 210” impact and amortization). Main contributors to this difference are France (Life  and P&C) for €631 million, the United States (including Life and AllianceBernstein) for€+1,360 million, and AXA the  Parent company and the U.S. Holdings for €+367 million.  Differences relating to the value of purchased business in-force totaled €+144 million. Part of this amount arose  from differences in amortization, since amortization of FAS 60 (traditional life) contracts is not sensitive to changes  in financial assumptions under U.S. GAAP.  Other differences arising from transactions prior to January 1, 2004 included €–74 million relating mainly to the  recognition of an intangible asset at AllianceBernstein as part of the Sanford Bernstein acquisition.  Finally, differences arising from goodwill on transactions after January 1, 2004 included €111 million relating mainly  to restructuring costs as part of the MONY acquisition.

2 - Differences in recognition of pension and similar obligations totaled €+2,052 million, split as follows:
• €+2,869 million relating to the cancellation of actuarial losses booked on employee benefit programs, which are  deducted from equity under IFRS (IFRS 1), while the corridor method remains applicable under U.S. GAAP,
• €+1,095 million before tax arising from actuarial gains and losses recognized after January 1, 2004 being taken  directly to equity (“SORIE” approach, according to the option allowed under IAS 19), which is not allowed under  U.S. GAAP,
• €–1,912 million relating to the creation of an Additional Minimum Liability under U.S. GAAP.

3 - Differences relating to financial invested assets and derivatives totaled €+197 million.  Changes in the fair value of securities in “core investment portfolios”, classified as available-for-sale assets under IFRS  and taken to income under U.S. GAAP on the basis of accounting rules applicable to investment companies, led to a  total difference of €461 million, mainly in Japan (€+428 million) due only to DAC and VBI shadow accounting.  In addition there is also a difference linked to shadow accounting for €+101 million in Hong Kong.  Certain bonds classified as available-for-sale assets under IFRS are regarded as held-to-maturity assets under U.S.  GAAP (Canada) and are therefore recognized at amortized cost, reducing shareholders’ equity by €159 million  before tax.  Other technical differences relating to the recognition of derivatives led to a difference of €–118 million, including  €–77 million in the international insurance segment with respect to unhedged GMIB and GMDB contracts.

4 - A difference of €–714 million arose from real-estate assets. This was mainly due to the application of SOP03-1,  which causes real-estate assets relating to contracts in which the financial risk is borne by the policyholder to be  restated at depreciated cost. The change in fair value, which is taken to income each year under IFRS, was  therefore cancelled, and replaced by depreciation only under U.S. GAAP, leading to a difference of €–629 million  before the impact of deferred tax in the UK (€–454 million) and France (€–175 million).  In addition, real-estate assets recognized at market value by UK With-Profit funds were added back to the general  accounts and restated at amortized cost, leading to a difference of €–150 million.

5 - Deferred acquisition costs and technical liabilities led to a €1,126 million increase in U.S. GAAP shareholders’ equity  relative to IFRS.

Of this, €+408 million related to DAC and similar costs, with the UK contributing for €+475 million. These  differences included differences in amortization charges since, under IFRS, the prior method of amortizing assets  in proportion to the expected emergence of future profits was maintained for insurance and investment contracts  with discretionary participation, while amortization charges under U.S. GAAP are partly based on premium income  (FAS 60). In the UK, in addition, there were amortization differences on contracts subject to IFRS 4, with  adjustments consisting of re-establishing deferred acquisition costs under U.S. GAAP to replace fees recognized  initially on investment contracts without discretionary participation (deferred origination costs or DOCs) in  accordance with IAS 18. These differences included a difference in the rate of amortization, along with an impact  relating to amounts capitalized.  Technical liabilities resulted in a difference of €+860 million, including €+691 million relating to UK FFA (Fund for  Future Appropriation) contracts, in which 100% of changes in value are allocated to policyholders under IFRS  shadow accounting, as opposed to only 90% under U.S. GAAP.  A difference of €–142 million (including €–170 million in the United States) arose from the option allowed under  IFRS 4.24 (non-existent under U.S. GAAP) to revalue reserves such as Guaranteed Minimum Death Benefits  (GMDBs) covered by a finance risk-management program. Since the selective revaluation of technical reserves  allowed by IFRS is not authorized under U.S. GAAP, net reserves are recorded according to SOP03-1 or FAS 133.

6 - Differences in the treatment of debts and hybrid financial instruments led to a difference of €–1,074 million. This  included in particular an €–875 million reduction in equity relating to deeply subordinated notes, which are included  directly in equity under IFRS, and a €–177 million difference relating to the amortization of convertible bonds.

7 - The accounting treatment of share-based payments led to a difference of €+135 million, mainly in the United States  (€150 million). Under both IFRS and U.S. GAAP, AllianceBernstein Units held as coverage of deferred compensation  plans are deducted from equity. However, under U.S. GAAP, this deduction is partly offset by a goodwill.

8 - Other various differences totaled €–83 million.

9 -Tax differences included deferred tax effects relating to differences between IFRS and U.S. GAAP and a  €–471 million tax difference in the United Kingdom, mainly on the Inherited Estate.

Reconciliation of shareholders’ equity as of December 31, 2004
Under U.S. GAAP, consolidated shareholders’ equity was €30,431 million at December 31, 2004, €1,907 million higher  than under IFRS.

1 - Differences arising from goodwill and valuation differences totaled €+2,267 million. This figure includes  €+2,498 million relating to goodwill. U.S. GAAP goodwill figures differ from those initially recorded under French  GAAP, since business combinations prior to January 1, 2004 are not restated under IFRS. Main contributors to this  difference are France (Life and P&C) for €631 million, the United States (including Life and AllianceBernstein) for  €+1,183 million, and AXA the Parent company and the U.S. Holdings for €+490 million.  Differences relating to the value of purchased business in force totaled €–255 million. This figure arose from  differences in amortization, since amortization of FAS 60 (traditional life) contracts is not sensitive to changes in  future financial assumptions under U.S. GAAP.  Other differences arising from transactions prior to January 1, 2004 included €–50 million, relating mainly to the  recognition of an intangible asset at Alliance Capital as part of the Sanford Bernstein acquisition.  Finally, differences arising from goodwill on transactions after January 1, 2004 included a €100 million difference,  relating mainly to restructuring costs as part of the MONY acquisition, which is not included in the IFRS opening  balance sheet.

2 - Differences in recognition of pension and similar liabilities totaled €+1,670 million, breaking down as follows:
• €+2,936 million relating to the cancellation of actuarial losses booked on employee benefit programs, which are  deducted from equity under IFRS (IFRS 1), while the corridor method remains applicable under U.S. GAAP;
• €+438 million before tax arising from actuarial gains and losses recognized after January 1, 2004 being taken  directly to equity (“SORIE” approach, according to the option allowed under IAS 19), which is not allowed under  U.S. GAAP;
• €–1,704 million relating to the creation of an Additional Minimum Liability under U.S. GAAP.

3 - Differences relating to financial investments and derivatives totaled €+256 million.  Changes in the fair value of securities in “core investment portfolios”, classified as available-for-sale assets under  IFRS and taken to income under U.S. GAAP on the basis of accounting rules applicable to investment companies, led to a total difference of €+284 million, including €+229 million in Japan due to DAC and VBI shadow accounting. In addition there is also a difference linked to shadow accounting for €+117 million including Hong Kong for  €+79 million. Certain bonds classified as available for sale assets under IFRS are regarded as held to maturity assets under U.S. GAAP  (Canada) and are therefore recognized at amortized cost, reducing shareholders’ equity by €100 million before tax. Other technical differences relating to the recognition of derivatives led to a difference of €–62 million in the  international insurance segment with respect to unhedged GMIB and GMDB contracts.

4 - A difference of €–297 million arose from real estate properties. This was mainly due to the application of SOP03-1, which causes real-estate assets relating to contracts in which the financial risk is borne by the policyholder to be restated at depreciated cost. The change in fair value, which is taken to income under IFRS, is therefore cancelled, and replaced by depreciation only under U.S. GAAP, leading, in the United Kingdom, to a difference of €–200  million before the impact of deferred tax.  In addition, real-estate assets recognized at market value by UK With-Profit funds are added back to the general  accounts and restated at amortized cost, leading to a difference of €–122 million.

5 - Deferred acquisition costs and policyholders reserves led to a total difference of €+763 million.  This includes €+219 million related to DACs and similar, mainly in the United Kingdom (€+276 million). These included  differences in amortization charges since, under IFRS, the prior method of amortizing assets in proportion to the  expected emergence of future profits was maintained for insurance and investment contracts with discretionary  participation, while amortization charges under U.S. GAAP are partly based on premium income (FAS 60).  In the United Kingdom, in addition, there were amortization differences on contracts subject to IFRS 4, with  adjustments consisting of re-establishing deferred acquisition costs under U.S. GAAP to replace fees recognized  initially on investment contracts without discretionary participation (deferred origination costs or DOCs) in accordance with IAS 18. These differences included a difference in the rate of amortization, along with an impact  relating to amounts capitalized. Technical liabilities resulted in a difference of €+649 million, including €+501 million relating to UK FFA (Fund for  Future Appropriation) contracts, in which 100% of changes in value are allocated to policyholders under IFRS  shadow accounting, as opposed to only 90% under U.S. GAAP. An additional charge of €–106 million (mainly in the United States) arose from the option allowed under IFRS 4.24  to revalue reserves such as Guaranteed Minimum Death Benefits (GMDBs) covered by a risk-management  program. Since the selective revaluation of technical reserves allowed by IFRS is not authorized under U.S. GAAP, net reserves were revalued according to SOP03-1 or FAS 133.

6 - The accounting treatment of debts and hybrid financial instruments led to a difference of €–844 million. This included  in particular an additional financial charge of €–625 million relating to deeply subordinated notes, which are included  directly in equity under IFRS, and a €–187 million difference relating to the amortization of convertible bonds.

7 - The accounting treatment of share-based payments led to a difference of €+113 million, mainly in the United States  (€+131 million). Under both IFRS and U.S. GAAP, AllianceBernstein Units held as coverage of deferred compensation  plans are deducted from equity. However, under U.S. GAAP, this deduction is partly offset by a goodwill.

8 - Other various differences totaled €–101 million.

9 - Tax differences included both the deferred tax effect of the aforementioned differences and a €–870 million  adjustment of deferred tax balances, relating to AXA Japan (€–570 million, corresponding with the residual amount  of deferred tax assets written off in 2002) and the United Kingdom (€–304 million, mainly in the Inherited Estate).

Note 33: Additional U.S. GAAP Disclosures

33.1. Net income per ordinary share

	Years ended December 31,
	2005	2004
Income applicable to ordinary shares
Basic	5,232	3,235
Dilutive securities issued by subsidiaries	–	–
Interest on assumed conversion of convertible debts	96	110
Dilutive	5,328	3,345
Weighted average of ordinary shares outstanding (a)
Basic	1,881	1,804
Assumed exercise of stock options	9	6
Assumed conversion of convertible debts	65	124
Dilutive	1,955	1,934
Net income per ordinary share
Basic	2.78	1.79
Diluted	2.73	1.73
(a) Weighted average of outstanding ordinary shares after the elimination of the weighted average number of ordinary shares held in Treasury.

The calculation of basic and diluted net income per ordinary share under U.S. GAAP is based on the same methodology as for IFRS (see note 27 “Net Income per Ordinary Share”). However, certain differences arise due to (i) the underlying differences in the number of treasury shares held by AXA and its subsidiaries (due to differences in scope of consolidation), (ii) the amount of net income that results in different conclusion on dilutive and anti-dilutive impact of EPS, and (iii) the difference on interest on assumed conversion of convertible debts (including timing difference on premium redemption amortization).

In accordance with the terms and conditions of the €1,524 million 2.5% subordinated convertible debt issued in February 1999 and due in 2014, and €1,099 million 3.75% subordinated convertible debt issued in February 2000 and due in 2017, if these debt instruments are not converted into ordinary shares of AXA at maturity, they will be redeemed by AXA at a price in excess of the original issue price.

As a result the amortization of the redemption premium under U.S. GAAP was approximately €67 million in 2005 (2004: €61 million). The two subordinated debt instruments are convertible into AXA ordinary shares.

These potential shares were treated as “dilutive” under U.S. GAAP and, therefore, were included in the U.S. GAAP net income per ordinary share (diluted). The potential conversion of these two subordinated convertible debt instruments into 65 million ordinary shares were also included in the calculation of net income per ordinary share (diluted) together with the 9 million stock options.

33.2. Derivative intruments

(in euro millions)
	Year ended December 31, 2005
	Derivative instruments used in fair value hedging relationship		Derivative instruments used in cash flow hedging relationship		Derivative instruments used in hedges of net investment in a foreign operation		Other derivative instruments not qualifying under FAS 133 but generally used as economic hedges		Total
	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value
Interest rate swaps	5,757	125	521	76	240	(2)	71,874	1,137	78,392	1,336
Currency swaps	–	–	–	–	8,282	260	17,957	(211)	26,239	50
Basic swaps	–	–	–	–	–	–	792	50	792	50
Equity swaps	135	(39)	–	–	–	–	989	(7)	1,124	(45)
Total return swaps	–	–	–	–	–	–	1,770	265	1,770	265
SWAPS	5,893	86	521	76	8,522	258	93,381	1,236	108,317	1,656
Caps	–	–	–	–	–	–	42,326	(237)	42,326	(237)
Floors	–	–	–	–	–	–	20,626	10	20,626	10
Collars	–	–	–	–	–	–	–	–	–	–
Swaptions	–	–	–	–	–	–	2,526	115	2,526	115
Calls bought	–	–	–	–	–	–	1,338	13	1,338	13
Calls sold	–	–	–	–	–	–	108	–	108	–
Puts bought	–	–	–	–	–	–	796	(19)	796	(19)
Puts sold	–	–	–	–	–	–	143	–	143	–
OPTIONS	–	–	–	–	–	–	67,863	(117)	67,863	(117)
Forwards / Futures bought	–	–	–	–	–	–	1,712	8	1,712	8
Forwards / Futures sold	–	–	–	–	–	–	19,499	(556)	19,499	(556)
FORWARDS / FUTURES	–	–	–	–	–	–	21,211	(548)	21,211	(548)
CREDIT DERIVATIVES	–	–	–	–	–	–	7,874	17	7,874	17
Others derivatives	–	–	–	–	–	–	13	(277)	13	(277)
TOTAL	5,893	86	521	76	8,522	258	190,342	311	205,277	732

(in euro millions)
	Year ended December 31, 2004
	Derivative instruments used in fair value hedging relationship		Derivative instruments used in cash flow hedging relationship		Derivative instruments used in hedges of net investment in a foreign operation		Other derivative instruments not qualifying under FAS 133 but generally used as economic hedges		Total
	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value
Interest rate swaps	–	–	1,929	300	640	(11)	74,604	896	77,173	1,185
Currency swaps	–	–	–	–	5,569	988	17,599	141	23,168	1,130
Basic swaps	–	–	–	–	–	–	723	(29)	723	(29)
Equity swaps	–	–	–	–	–	–	1,077	54	1,077	54
Total return swaps	–	–	–	–	–	–	1,866	216	1,866	216
SWAPS	–	–	1,929	300	6,209	978	95,870	1,279	104,007	2,557
Caps	–	–	–	–	–	–	43,426	(237)	43,426	(237)
Floors	–	–	–	–	–	–	9,048	4	9,048	4
Collars	–	–	–	–	–	–	47	–	47	–
Swaptions	–	–	–	–	–	–	2,240	62	2,240	62
Calls bought	–	–	–	–	19	1	1,582	105	1,602	106
Calls sold	–	–	–	–	–	–	–	–	–	–
Puts bought	–	–	–	–	21	–	3	2	24	2
Puts sold	–	–	–	–	–	–	–	–	–	–
OPTIONS	–	–	–	–	41	1	56,346	(63)	56,386	(62)
Forwards / Futures bought	–	–	–	–	–	–	4,723	9	4,723	9
Forwards / Futures sold	–	–	–	–	–	–	23,603	(264)	23,603	(264)
FORWARDS / FUTURES	–	–	–	–	–	–	28,326	(255)	28,326	(255)
CREDIT DERIVATIVES	–	–	–	–	–	–	3,170	48	3,170	48
Others derivatives	–	–	–	–	–	–	80	(320)	80	(320)
TOTAL	–	–	1,929	300	6,250	979	183,790	689	191,968	1,967

	Maturity of notional amount (a) as of December 31, 2005
	< 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	> 5 years
Interest rate swaps	26,235	8,527	5,928	4,694	8,319	24,688
Currency swaps	8,052	4,582	1,750	1,236	2,785	7,833
Basic swaps	–	–	–	–	–	792
Equity swaps	1,076	12	–	15	20	–
Total return swaps	7	–	–	–	–	1,762
SWAPS	35,371	13,122	7,679	5,945	11,124	35,075
Caps	16,645	2,247	7,177	15	7,000	9,242
Floors	3,646	6,784	5,088	5,088	–	20
Collars	–	–	–	–	–	–
Swaptions	365	300	814	142	207	697
Calls bought	1,280	22	22	8	5	–
Calls sold	96	6	5	–	–	–
Puts bought	620	161	9	6	–	–
Puts sold	117	11	9	6	–	–
OPTIONS	22,770	9,531	13,125	5,266	7,212	9,960
Forwards / Futures bought	1,675	37	–	–	–	–
Forwards / Futures sold	14,071	5,214	13	201	–	–
FOWARDS / FUTURES	15,745	5,251	13	201	–	–
CREDIT DERIVATIVES	–	32	17	2,522	3,759	1,545
Others derivatives	4	–	–	9	–	–
TOTAL	73,890	27,937	20,833	13,943	22,095	46,579
NB: This table includes all derivatives (assets and liabilities).
(a) By convention, notional amounts are displayed in absolute value, and exclude potential netting out.

AXA uses derivative instruments mainly to manage its financial exposure in terms of interest rates and foreign currency risks. At December 31, 2005, the total notional amount of derivative instruments held by the AXA Group amounted to €205.3 billion (2004: €192 billion).
The net fair value of these derivative instruments at December 31, 2005 was €732 million (2004: €1,968 million). At December 31, 2005 and based on notional amounts, (i) 53% of the derivative instruments consisted of swap contracts (54% at December 31, 2004), (ii) 33% were option products (mainly caps and floors) (29% at December 31, 2004), (iii) 10% of derivative instruments consisted of futures / forwards (principally other than foreign currency instruments) versus 15% at the end of 2004 and (iv) just under 4% corresponded to credit derivatives, compared to 2% at December 31, 2004. Credit derivatives are an alternative option to investing in fixed maturities issued by private sector companies.

On a consolidated basis, the notional amount of swaps contracts as at December 31, 2005 was €108 billion (2004: €104 billion), and their market value was €1,7 billion (2004: €2,5 billion).

At December 31, 2005, interest-rate swap contracts accounted for 72% of swaps used by AXA (versus 74% at the end of 2004). They are used in particular by (i) the Company (notional value of €31,612 million compared to €24,210 million at the end of 2004) to limit its risk exposure to interest-rate on debt issued or amounts borrowed, (ii)

(in euro millions)
Notional amount		Positive fair value		Negative fair value		Net fair value
Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2005	Dec. 31, 2004
78,392	77,173	2,113	1,808	779	623	1,336	1,185
26,239	23,168	958	1,716	906	586	50	1,130
792	723	54	4	3	33	50	(29)
1,124	1,077	50	54	95	–	(45)	54
1,770	1,866	273	226	8	9	265	216
108,317	104,007	3,447	3,808	1,792	1,251	1,656	2,557
42,326	43,426	18	39	255	276	(237)	(237)
20,626	9,048	10	4	–	–	10	4
–	47	–	–	–	–	–	–
2,526	2,240	115	62	–	–	115	62
1,338	1,602	14	106	2	–	12	106
108	–	1	–	1	–	–	–
796	24	–	2	19	–	(19)	2
143	–	–	–	0	–	–	–
67,863	56,386	159	214	277	276	(117)	(62)
1,712	4,723	13	8	5	3	8	5
19,499	23,603	41	190	597	450	(556)	(260)
21,211	28,326	54	198	602	453	(548)	(255)
7,874	3,170	33	48	15	–	18	48
13	80	(161)	(228)	117	93	(278)	(320)
205,277	191,968	3,533	4,040	2,803	2,073	732	1,968

AXA Bank Belgium (notional value of €28,283 million versus €40,330 at the end of 2004) to hedge interest-rate risk exposures arising in the context of its ordinary banking activities, in order to achieve an appropriate interest-rate spread between its interest-earning assets and interest-bearing liabilities and (iii) AXA Japan (€7,402 million versus €577 million at the end of 2004) to limit its risk exposure to interest-rate on its invested assets (bonds held directly and through consolidated mutual funds).

Currency swaps constitute another part of AXA’s hedging strategies to manage foreign-currency cash flow exposures, and are primarily used by AXA (the Company), with €17,156 million at the end of 2005 (2004: €12,050 million) and AXA Japan €5,057 million (2004: €5,540 million), mainly to limit the exposure of its euro and U.S. dollar bond portfolio. At December 31, 2005, 84% of the total notional amount of swaps were not used in a qualifying hedge relationship, and included €39,203 million of swaps at the Company and €27,826 million at AXA Bank Belgium which, as part of its business, uses mainly euro-denominated forward rate agreements and interest-rate swaps that generate short-term profits.

The options portfolio consists mainly of caps and floors. The notional amount of such instruments at December 31, 2005 was €62.9 billion (2004: €52,5 billion), the increase being mainly attributable to the United States. They represented 93% of the total notional amount of options (in line with 2004). Their fair value was €–227 million (2004:  €–233 million).  Caps and floors are used predominantly by AXA’s U.S. and French Life & Savings operations to hedge interest rates on  contracts with guaranteed rates of return.

On a consolidated basis, the notional amount of futures at December 31, 2005 was €21.2 billion (2004: €28.3 billion),  while their market value was €–548 million (2004: €–255 million).  Other futures were predominantly used by insurance operations to hedge future operating margins. Additionally, AXA’s  U.S. insurance operations use forward and futures contracts for the dynamic risks management program associated  with the guaranteed minimum benefits on unit-linked retirement savings products.  As a result, all these contracts were used as part of a non qualifying hedge relationship at the end of 2005 (same at  year-end 2004).

AXA uses credit derivative instruments to manage the exposure of its assets and liabilities to interest-rate, foreign- currency and equity price risks. These instruments may also be used to enhance the returns of invested assets. At December 31, 2005, the notional amount and the net fair value of these derivatives were €7,874 million and €17 million, respectively (2004: €3,170 million and €48 million, respectively). Use of these instruments increased mainly (i) at AXA Japan (€4,623 million versus €757 million at the end of 2004). In particular, AXA Japan uses credit default swaps (CDSs) on highly-rated bonds in order to improve the returns on its portfolio, and (ii) in CDOs (€2,715 million at the end of 2005 compared to €2,413 million at the end of 2004) also use credit derivatives to build their portfolio of collateral.

33.3. Deferred tax

The components of the net deferred tax asset and liabilities under U.S. GAAP are as follows:

(in euro millions)
	Net deferred tax position Year ended December 31,
	2005	2004
Deferred tax through profit & loss	(2,216)	(2,456)
Deferred tax through reserves relating to the fair value adjustment of assets classified as Available for Sale	(2,613)	(2,264)
Deferred tax through reserves relating to the fair value adjustment of derivative instruments used in a cash flow hedge relationship	(25)	(11)
Deferred tax through reserves relating to Additional Minimum Liability	634	542
Other deferred taxes through reserves	31	–
Net deferred tax excluding policyholders’ tax	(4,188)	(4,188)
Policyholders’ tax – net deferred tax	(1,399)	(586)
TOTAL NET DEFERRED TAX	(5,587)	(4,775)

(in euro millions)

	Year ended December 31,
	2005	2004
Deferred tax asset, gross	5,419	5,124
Valuation allowance on deferred tax assets	(164)	(1,002)
Net deferred tax asset	5,255	4,122
Deferred tax liability	(10,842)	(8,897)
Net deferred tax asset / (liability)	(5,587)	(4,775
Note: Deferred tax positions on the balance sheet are stated net at the level of heads of local tax consolidation groups and distinct tax entities.

The difference between IFRS and U.S. GAAP net deferred tax figures is mainly due to:

  The deferred tax impact of various differences in principles discussed in note 33, including notably pension  accounting differences.
  Differences in deferred tax balances in the United Kingdom, (and Japan in 2004).

33.4. Employee Benefit Plan

For pension plans where the fair value of plan assets exceeds the accumulated benefit obligation, the aggregate fair value of plan assets and aggregate accumulated benefit obligations were €2,717 million and €2,667 million, respectively as at December 31, 2005 (2004: €2,233 million and €2,135 million, respectively).

For pension plans where the accumulated benefit obligation is in excess of the fair value of plan assets, the aggregate accumulated benefit fair value of plan assets and aggregate accumulated benefit obligations were €4,662 million and €7,568 million, respectively as at December 31, 2005 (2004: €3,896 million and €6,540 million, respectively).

The following table provides a reconciliation of the pension obligations and assets to the accrued pension cost, including the additional minimum liability recognized for U.S. GAAP only.

RECONCILIATION OF OBLIGATION AND ASSETS TO ACCRUED PENSION COST

	2005	2004
Projected Benefit Obligation (a)	(11,440)	(9,586)
Plan Assets under U.S. GAAP	7,381	6,129
Unrecognized items under U.S. GAAP	4,083	3,459
Accrued pension cost (before Additional Minimum Liability) under U.S. GAAP	24	2
Additional Minimum Liability under U.S. GAAP	(2,140)	(1,947)
Accrued pension liability under U.S. GAAP	(2,114)	(1,945)
(a) Includes €18.9 million for Italian plan not included in note 26.2.

Of the €2,140 million additional minimum liability, €86 million was charged against unrecognized prior service costs (an intangible asset) with a balance of €2,054 million gross of tax recognized against shareholders’ equity.

33.5. Share-Based compensation

The total compensation cost recognized in income for stock-based employee compensation in 2005 is €117.4 million (2004: €81 million).

The 2005 cost mainly includes the cost of the AXA Shareplan for €65.0 million.  It also includes €29 million in connection with the AXA Financial Stock Appreciation Rights liability, and €10.4 million in  connection with the AXA Financial Restricted Shares and Performance Accelerated Restricted Shares.

Details on share option plans in respect of AXA are provided in note 31 “Share Based Compensation”. In October 1995, the FASB issued Statement of Financial Accounting Standards No. 123 (“FAS 123”) “Accounting for stock-based compensation” which requires disclosure of the cost to AXA of share options granted on or after January 1, 1995 based on the fair value of the options on the date they were granted. AXA has elected to continue to account for share-based compensation using the intrinsic method prescribed under APB No. 25 under U.S. GAAP.

The following table illustrates the effect on net income and net income per ordinary share, had AXA accounted for share options (see note 26.3) granted since January 1, 1995 in accordance with FAS 123’s fair value based method. Such proforma effects are not necessarily indicative of future effects on net income and net income per ordinary share.

	U.S. GAAP
	2005	2004
Net Income (in euro millions)
– As reported	5,232	3,235
– Adjustment for compensation expense determined under fair value	(13)	(33)
– Pro forma	5,219	3,202
Net Income per ordinary share (in euro)
Basic:
– As reported	2.78	1.79
– Pro forma	2.77	1.77
Diluted:
– As reported	2.73	1.73
– Pro forma	2.72	1.71

33.6. Variable interest entities

AXA has completed its transition to the consolidation requirements regarding variable interest entities (“VIEs”) of FIN 46R. In that transition, AXA identified three collateralized debt obligations (“CDOs”) which were required to be consolidated as of January 1, 2004. Consolidation of these entities resulted in an increase of €1.7 billion in AXA’s assets, principally investments, and an increase of €1.7 billion in its operating debt and liabilities. The difference between the net amount added to the balance sheet and the amount of any previously recognized interest in the newly consolidated entities was recognized in the consolidated statement of income as a cumulative effect of an accounting change of €–28 million at January 1, 2004. As a result of its transition review of all other VIEs, AXA was also required to consolidate one private equity partnership. Consolidation of that entity at December 31, 2004 resulted in increases in AXA’s assets, principally investments, and in its liabilities, principally minority interest, each of €48 million.

At December 31, 2005, AXA is required to consolidate 5 CDOs under U.S. GAAP (2004: 3 CDOs), with total aggregated assets, principally reported in the consolidated balance sheet as investments and debt of approximately €1.5 billion and €1.6 billion, respectively (2004: €1.5 billion and €1.5 billion, respectively). Under U.S. GAAP, AXA is not required to consolidate specific CDOs, which are consolidated under IFRS, due to the temporary scope exclusion for investment companies. Under IFRS, the amount of assets and liabilities recorded for such consolidated CDOs at December 31, 2005 is €343 million and €343 million, respectively (2004: €323 million and €311million, respectively). Substantially all of the assets of the CDOs act as collateral for the related CDO debt holders. AXA has no right to use these assets. In the event of a default, neither the creditors nor the equity investors (if any) have any recourse against AXA.

AXA also has significant interests in CDOs, which do not require consolidation because management has determined that AXA is not the primary beneficiary. At December 31, 2005, AXA’s investment in such CDOs, being the carrying value included in its consolidated financial statements, totaled approximately €140 million (2004: €172 million) with no additional funding commitments. At such date, these vehicles had total assets of approximately €2.9 billion (2004: €6.2 billion).

AXA is also required to consolidate one private equity partnership VIE. At December 31, 2005, the total amount of the partnership’s assets of €537 million are reported principally as investments in the consolidated balance sheet (2004: €544 million). At December 31, 2005, AXA had approximately €154 million in unfunded commitments with respect to this vehicle.

At December 31, 2005 AXA also had significant variable interests in certain other VIEs reported as investments in the consolidated balance sheet totaling €892 million, of which €618 million related to partnership interests and private equity and real estate investment pools (2004: €629 million and €595 million, respectively), and €274 million related to other investments (2004: €34 million). At December 31, 2005, AXA had approximately €100 million of funding commitments in respect of these vehicles. The investment carrying value and funding commitments represent AXA’s maximum exposure to loss from its direct involvement in these VIEs.

In addition and specific to AllianceBernstein, as of March 31, 2004 AllianceBernstein consolidated an investment in a joint venture and its funds under management. At December 31, 2004, AllianceBernstein sold this investment and accordingly, no longer consolidated this investment and its funds under management. AllianceBernstein derived no direct benefit from client assets under management of these entities other than investment fees and could not utilize those assets in its operations. At December 31, 2005, AllianceBernstein also has significant variable interests in certain VIEs with approximately €342 million in client assets under management (2004: €627 million) AllianceBernstein’s maximum exposure to loss to these entities is limited to a nominal investment and prospective investment management fees.

In conclusion, AXA derives no direct benefit from the total assets within these variable interest entities other than its direct investment plus any investment management fees, if it is also the investment manager, and cannot utilize those assets in its operations. In addition, any additional liabilities recognized as a result of consolidating the VIEs would not represent additional claims on the general assets of AXA; rather they would only represent claims against the additional assets recognized by AXA as a result of consolidating the VIEs.

33.7. Equity and fixed maturity securities

The table below provides information about fair value, net book value and cost (or amortized cost when applicable) of financial assets for the years ended December 31, 2005, and 2004, respectively for insurance activities and other segments, as well as unrealized gains and unrealized losses relating to invested assets accounted for at fair value.

INSURANCE

(in euro millions)
	Year ended December 31, 2005					Year ended December 31, 2004
	Cost or amortized cost (a)	Net book value	Fair value	Unrealized gains	Unrealized losses	Cost or amortized cost (a)	Net book value	Fair value	Unrealized gains	Unrealized losses
Fixed maturities held to maturity	190	189	348	159	–	163	163	263	100	–
Fixed maturities available for sale	154,863	167,967	167,967	13,691	436	138,283	150,001	150,001	12,056	114
Fixed maturities – trading	–	72,153	72,153	–	–	–	63,929	63,929	–	–
TOTAL FIXED MATURITIES	–	240,308	240,467	13,850	436	–	214,092	214,192	12,156	114
Equities available for sale	16,211	20,970	20,970	6,589	59	15,825	17,590	17,590	4,009	72
Equities – trading	–	65,772	65,772	–	–	–	53,416	53,416	–	–
TOTAL EQUITIES	–	86,742	86,742	6,589	59	–	71,006	71,006	4,009	72
Non consolidated investment funds available for sale	2,454	2,693	2,693	322	13	2,226	2,306	2,306	183	13
Non consolidated investment funds trading	–	10,622	10,622	–	–	–	9,457	9,457	–	–
TOTAL non consolidated investment funds	–	13,315	13,315	322	13	–	11,763	11,763	183	13
Other assets held by full summary consolidated investment funds	–	2,722	2,722	–	–	–	1,220	1,220	–	–
TOTAL OTHER INVESTMENTS	–	343,086	343,245	20,762	508	–	298,081	298,181	16,348	199

(a) Gross of impairment and FV adjustment (AFS assets only) – including accrued premiums and cumulated amortization – excluding accrued  interests.

BANKING AND OTHERS ACTIVITIES

(in euro millions)
	Year ended December 31, 2005					Year ended December 31, 2004
	Cost or amortized cost (a)	Net book value	Fair value	Unrealized gains	Unrealized losses	Cost or amortized cost (a)	Net book value	Fair value	Unrealized gains	Unrealized losses
Fixed maturities held to maturity	–	–	–	–	–	–	–	–	–	–
Fixed maturities available for sale	6,349	6,365	6,365	27	11	7,679	7,801	7,801	133	1
Fixed maturities – trading	–	1,281	1,281	–	–	–	1,207	1,207	–	–
TOTAL FIXED MATURITIES	–	7,646	7,646	27	11	–	9,008	9,008	133	1
Equities available for sale	668	599	599	166	–	677	660	722	90	1
Equities – trading	–	315	315	–	–	–	101	101	–	–
TOTAL EQUITIES	–	914	914	166	–	–	761	823	90	1
Non consolidated investment funds available for sale	199	201	201	2	–	62	65	65	3	–
Non consolidated investment funds trading	–	95	95	–	–	–	–	–	–	–
TOTAL Non consolidated investment funds	–	296	296	2	–	–	65	65	3	–
Other assets held by full summary consolidated investment funds	–	–	–	–	–	–	–	–	–	–
TOTAL OTHER INVESTMENTS	–	8,856	8,856	195	11	–	9,834	9,897	226	2

(a) Gross of impairment and FV adjustment (AFS assets only) – including accrued premiums and cumulated amortization – excluding accrued interests.

The tables below provide information about unrealized losses and the related assets:

(in euro millions)
	Year ended December 31, 2005
	Since less than 12 months		Since at least or more than 12 months		Total invested assets showing unrealized gains
	Fair value	Unrealized loss	Fair value	Unrealized loss	Fair value	Unrealized loss
Fixed maturities
French government fixed maturity securities	965	9	–	–	965	9
Foreign government fixed maturity securities	5,131	33	256	5	5,387	37
Other local government and agencies fixed maturities securities	1 923	17	121	3	2,044	19
Mortgage backed securities	3,264	60	434	19	3,698	79
Other corporate bonds	12,613	240	1,856	63	14,469	303
TOTAL FIXED MATURITIES	23,895	358	2,668	89	26,562	447
Equity securities
Quoted equity securities	792	54	30	3	822	57
Unquoted equity securities	72	2	–	–	72	2
TOTAL EQUITY SECURITIES	865	56	30	3	895	59
Non controlled investment funds
Quoted non controlled investment funds	29	5	2	–	31	6
Unquoted non controlled investment funds	21	1	33	7	55	8
TOTAL NON CONTROLLED INVESTMENT FUNDS	50	6	36	7	85	13
TOTAL OTHERS INVESTMENTS SHOWING AN UNREALIZED LOSS	24,809	420	2,733	99	27,542	519

French government fixed maturity securities

The unrealized losses were mainly recorded by Hong Kong Life and France, and remained lower than 20% of the value of the investment.

Foreign government fixed maturity securities

The €37 million unrealized losses were mainly reported by AXA Bank Belgium (€10 million), AXA RE (€6 million), and Japan (€4 million), mostly relating to assets showing an unrealized loss position since less than 6 months and lower than 20%.

Other local government and agencies fixed maturity securities

The unrealized loss position mainly included the United States and Belgium life entities, mostly relating to assets showing an unrealized loss position since less than 6 months and lower than 20%.

Mortgage backed securities

The €79 million unrealized losses were reported by the Unites States (€69 million), and Japan (€7 million), most of these losses being lower than 20% of the corresponding asset value.

Other corporate bonds

The €302 million unrealized losses were mainly reported by the Unites States (€232 million), Germany (€9 million) and Hong Kong (€23 million) life entities. Most of these losses remained lower than 20% of the value of the corresponding assets.

(in euro millions)
	Year ended December 31, 2004
	Since less than 12 months		Since at least or more than 12 months		Total invested assets showing unrealized gains
	Fair value	Unrealized loss	Fair value	Unrealized loss	Fair value	Unrealized loss
Fixed maturities
French government fixed maturity securities	235	2	–	–	236	2
Foreign government fixed maturity securities	1,205	11	60	2	1,265	13
Other local government and agencies fixed maturities securities	264	3	77	2	341	5
Mortgage backed securities	879	10	289	9	1,168	19
Other corporate bonds	4,114	43	1,018	33	5,131	76
TOTAL FIXED MATURITIES	6,697	69	1,444	47	8,141	116
Equity securities
Quoted equity securities	967	56	1	–	968	56
Unquoted equity securities	3,509	16	3	1	3,512	16
TOTAL EQUITY SECURITIES	4,476	71	4	1	4,480	72
Non controlled investment funds
Quoted non controlled investment funds	70	2	19	4	88	6
Unquoted non controlled investment funds	48	3	10	4	58	7
TOTAL NON CONTROLLED INVESTMENT FUNDS	118	5	28	8	146	13
TOTAL OTHERS INVESTMENTS SHOWING AN UNREALIZED LOSS	11,291	146	1,476	55	12,766	201

(in euro millions)
	Year ended December 31, 2005
	Corresponding cost or amortized cost	Corresponding fair value	Unrealized loss	URL < 20% of the corresponding amortized cost	URL between 20% and 50% of the corresponding amortized cost	URL > 50% of the corresponding amortized cost
Fixed maturities below investment grade
URL since less than 6 months	886	876	10	10	–	–
URL since between 6 and 12 months (included)	133	131	2	2	–	–
URL since more than 12 months	73	68	5	5	–	–
Total Fixed maturities below investment grade	1,091	1,075	16	16	–	–
Fixed maturities above investment grade
URL since less than 6 months	20,491	20,220	271	270	1	–
URL since between 6 and 12 months (included)	3,026	2,945	81	81	–	–
URL since more than 12 months	2,402	2,323	79	76	3	–
Total Fixed maturities above investment grade	25,919	25,489	430	426	4	–
Total fixed maturities showing an unrealized loss	27,010	26,563	447	443	4	–
Equity securities
URL since less than 6 months	883	830	53	53	–	–
URL since between 6 and 12 months (included)	60	56	4	4	–	–
URL since more than 12 months	7	5	2	1	–	1
TOTAL Equity securities	950	891	59	58	–	1
Non controlled investment funds
URL since less than 6 months	52	46	6	6	–	–
URL since between 6 and 12 months (included)	4	3	1	1	–	–
URL since more than 12 months	44	37	7	2	5	–
TOTAL non controlled investment funds	100	86	13	8	5	–
TOTAL OTHER INVESTMENTS SHOWING AN UNREALIZED LOSS	28,060	27,541	519	509	9	1

(in euro millions)
	Year ended December 31, 2004
	Corresponding cost or amortized cost	Corresponding fair value	Unrealized loss	URL < 20% of the corresponding amortized cost	URL between 20% and 50% of the corresponding amortized cost	URL > 50% of the corresponding amortized cost
Fixed maturities below investment grade
URL since less than 6 months	204	198	6	3	–	3
URL since between 6 and 12 months (included)	61	60	1	1	–	–
URL since more than 12 months	–	–	–	–	–	–
Total Fixed maturities below investment grade	265	258	7	5	–	3
Fixed maturities above investment grade
URL since less than 6 months	4,317	4,289	28	28	–	–
URL since between 6 and 12 months (included)	2,201	2,167	34	34	–	–
URL since more than 12 months	1,472	1,426	46	43	2	–
Total Fixed maturities above investment grade	7,989	7,881	108	105	3	–
Total fixed maturities showing an unrealized loss	8,254	8,139	115	110	3	3
Equity securities
URL since less than 6 months	4,414	4,355	58	57	1	1
URL since between 6 and 12 months (included)	129	116	13	5	7	1
URL since more than 12 months	10	9	1	1	–	–
TOTAL Equity securities	4,552	4,480	72	63	8	1
Non controlled investment funds
URL since less than 6 months	62	60	2	2	–	–
URL since between 6 and 12 months (included)	61	58	4	4	–	–
URL since more than 12 months	36	28	8	–	8	–
TOTAL non controlled investment funds	159	146	13	5	8	–
TOTAL OTHER INVESTMENTS SHOWING AN UNREALIZED LOSS	12,966	12,765	201	179	18	4

33.8. Segment Information

Under U.S. GAAP, as defined by FASB Statement 131, “Segment Information” (“FAS 131”), when there is a change in the composition of the reportable segments, the corresponding information for earlier periods is restated. However, the Company has not restated the segment information previously reported for 2004 because of the non materiality of the reclassification.

For information, as of January 1, 2005, the Netherlands’ disability portfolio which was previously reported under the Life & Savings segment is now reported under the Property & Casualty segment.

33.9. Separate accounts assets and liabilities

In AXA’s consolidated financial statements prepared in accordance with IFRS, unit linked funds whereby the policyholders’ benefits are determined wholly or partly in reference to specific invested assets or to an investment related index are referred to either as business with financial risk borne by the policyholders or unit-linked business. The assets and liabilities of this linked business are reported as summary totals in AXA’s consolidated balance sheets.

Upon the adoption of SOP03-1 “Accounting and Reporting by Insurance Enterprises for Certain Non-traditional Long- Duration Contracts and for Separate Accounts” effective from January 1, 2004, specific criteria must be met in order for assets and liabilities to be treated as qualifying separate accounts with summary totals in AXA’s consolidated balance sheet. In addition, any general account interest in the separate account can no longer be included in separate accounts but should rather be reported along with all other general account invested assets.

The U.S. GAAP reclassifications for assets and liabilities with financial risk borne by the policyholders that do not qualify as separate accounts under SOP 03-1 have the following effects on AXA’s consolidated financial statements:

(in euro millions)
	December 31, 2005	December 31, 2004
Separate account assets as reported under IFRS	141,410	112,387
Reclassification to general accounts for U.S. GAAP reporting purposes
Other investments	(61,668)	(50,296)
Real estate investments	(2,697)	(1,881)
Cash	(5,498)	(4,651)
Other assets	(948)	(807)
Separate account assets as reported under U.S. GAAP	70,599	54,752

(in euro millions)
	December 31, 2005	December 31, 2004
Separate account liabilities as reported under IFRS	141,437	112,705
Reclassification to general accounts for U.S. GAAP reporting purposes	(70,487)	(58,044)
Separate account liabilities as reported under U.S. GAAP	70,949	54,662

The most significant countries where contracts with financial risks borne by the policyholders do not qualify as “separate accounts” as defined by SOP 03-1 under U.S. GAAP were France (for an asset amount of 23.7 at December 31, 2005 and €19.7 billion at year-end 2004), and the United Kingdom (for an asset amount of 42.7 billion at December 31, 2005 and €34.2 billion assets at year-end 2004).

The most significant contributor to the “separate account” assets and liabilities as defined under U.S. GAAP at December 31, 2005 was the United States for an amount of €63.1 billion (€48.8 billion at year-end 2004).

33.10. Guarantees

The accounting for guarantees given under U.S. GAAP currently depends on whether or not the guarantee was given before January 1, 2003 because of the adoption of FIN 45.

Guarantees totaled €6,506 million and consisted mainly of:

  Contracts contingently require the guarantor to make payments (in cash, financial instruments) for €1,017 million  (€337 million new or modified after January 1, 2003, with a nil fair value, and €680 million existing on or before  January 1, 2003).
  Indemnification agreements for €1,618 million (€738 million new or modified after January 1, 2003 with a nil fair value,  and €880 million existing on or before January 1, 2003).
  Guarantees of another’s performance for €3,629 million (only new or modified after January 1, 2003, with a €5 million  fair value), which notably included €3,490 million of performance guarantee granted by AXA Banque to funds  managed by AXA IM.

For additional information on guarantees, see note 29 “Contingents assets and liabilities and unrecognized contractual commitments”.

Schedule

AXA (Parent Company)

CONDENSED BALANCE SHEET

(in euro millions)
	At December 31,
	2005	2004
Assets
Intangible assets	324	–
Investments in subsidiaries	37,428	37,476
Real estate	9	3
Other invested assets	2,601	3,081
Total investments	40,362	40,560
Cash and cash equivalents	320	1,008
Other assets	839	736
Total assets	41,521	42,304
Liabilities
Short-term and long-term debt and borrowings	2,522	2,155
Other liabilities	1,833	2,000
Total liabilities	4,355	4,155
Subordinated debt	9,106	9,131
Shareholders’ equity
Ordinary shares, €2.29 nominal value per ordinary share: 2,013 million shares authorized and 1,872 million shares issued at December 31,2005 and 2,032 million shares authorized and 1,908 million shares issued at December 31, 2004.	4,286	4,370
Capital in excess of nominal value	14,293	15,348
Retained earnings and reserves	9,481	9,300
Total shareholders’ equity	28,060	29,018
Total liabilities, subordinated debt and shareholders’ equity	41,521	42,304

Schedule

AXA (Parent Company)

CONDENSED STATEMENT OF INCOME

(in euro millions)
	Years ended December 31,
	2005	2004
Dividends received from subsidiaries	1,420	970
Net investment result	(702)	(310)
Total revenues	718	660
Operating expenses	(204)	(171)
Income before income taxes	514	489
Income tax benefit	623	30
Net income	1,137	519

Schedule

AXA (Parent Company)

CONDENSED STATEMENT OF CASH FLOWS

(in euro millions)
	Years ended December 31,
	2005	2004
Net income	1,137	519
Adjustments to reconcile net income to net cash provided by operating activities:
– Net realized investment (gains) losses	10	12
– Loss on bonds buy back	236	–
– Change in income taxes	214	59
– Changes in other assets and liabilities	(323)	29
Net cash provided by operating activities	1,274	619
Cash flows from investing activities:
– Maturities and sales of investments	2,369	1,475
– Purchases of investments	(11)	(29)
– Investments in subsidiaries	(1,760)	(2,883)
Net cash used in investing activities	598	(1,437)
Cash flows from financing activities:
– Additions to debt	1,075	1,051
– Repayments of debt	(1,033)	(666)
– Issuance of ordinary shares	356	266
– Decrease in shareholders' equity	(1,794)	–
– Dividends	(1,164)	(676)
Net cash provided by financing activities	(2,560)	(25)
Change in cash and cash equivalents	(688)	(843)
Cash and cash equivalents, beginning of year	1,008	1,851
Cash and cash equivalents, end of year (a)	320	1,008

(a) There was no significant non-cash transations in 2005.
In 2004, as the result of successful completion of the merger of MONY with AXA Financial Inc., the ORANs redeemable into either shares or cash issued by AXA in September 2003 to finance the MONY acquisition were redeemed on July 22, 2004 by the issuance of 110,245,309 new AXA shares.

Schedule

AXA (Parent Company)

Notes to Parent Company Condensed Financial Statements

1. Financial Statement Policies and Changes in Presentation

These parent company condensed financial statements of AXA (the Company), a French société anonyme à Directoire et Conseil de Surveillance should be read in conjunction with AXA’s consolidated financial statements and the notes thereto prepared in accordance with IFRS and reconciled to U.S. GAAP, which are included in Item 18 of this Annual Report.

In France, parent company financial statements are prepared using a French statutory basis of accounting, which uses the cost method of accounting for investments.

2. Long-term Debt and Other Obligations

At December 31, 2005 and 2004, long-term debt and borrowings amounted to €2,431 million and €2,008 million,  respectively. At December 31, 2005 aggregate maturities of long-term debt and borrowings based on required  payments at maturity for 2005, the following four years and thereafter are €763 million in 2006, €326 million in 2007,  €15 million in 2008, €15 million in 2009, €1,311 million in 2010 and thereafter.

Information relating to the financing debt (including terms of redemption by the issuer and share conversion) is provided in note 17 to AXA’s consolidated financial statements.

3. Material Differences Between French GAAP, IFRS and U.S. GAAP

The parent company condensed financial statements for the Company are prepared in accordance with generally accepted accounting principles in France. These accounting principles differ in certain material respects from accounting principles generally accepted in the United States of America.

The principle difference between French statutory GAAP and IFRS (on a consolidated basis) as well as U.S GAAP (at the parent company level) relates to the accounting for equity investments in which the Company has significant influence. Under the French statutory basis of accounting, the cost method of accounting is used, whereas, under IFRS (on a consolidated basis) and U.S. GAAP (parent company level), the equity method of accounting is used. Other differences between IFRS and U.S. GAAP are described in Notes 32 and 33 to AXA’ s consolidated financial statements included in Item 18 of this annual report.

4. Guarantees

The guarantees given by AXA, the Company, were €7,392 million as at December 31, 2005 and consisted mainly of  guarantees given to entities from the Group (€4,583 million), and redemption premium on subordinated convertible  bonds for €962 million.  The guarantees received by AXA, the Company, as at December 31, 2005 amounted to €6,218 million. It concerns  chiefly credit lines from banks.  Guarantees are described in note 28 “Related party transactions” and note 29 “Contingent assets and liabilities and  unrecognized contractual commitments” included in Item 18 of this annual report.

NET INCOME

(in euro millions)
	Years ended December 31,
	2005	2004
Net income in accordance with French GAAP (statutory basis)	1,137	519
Dividends from subsidiaries	(1,420)	(970)
Contribution of consolidated subsidiaries under equity method	4,493	3,724
Other adjustments (a)	(37)	465
Total adjustments	3,036	3,219
Net income in accordance with IFRS (consolidated basis)	4,173	3,738
U.S. GAAP adjustments	1,059	(503)
Net income in accordance with U.S. GAAP	5,232	3,235

(a) In 2004, other adjustments mainly related to the mark to market on the portion of derivative instruments which are not considered as hedge accounting under IFRS.

SHAREHOLDERS’ EQUITY

(in euro millions)
	At December 31,
	2005	2004
Shareholders’ equity in accordance with French GAAP (statutory basis)	28,060	29,018
Equity method adjustments	5,787	(495)
Shareholders’ equity in accordance with IFRS (consolidated basis)	33,847	28,523
U.S. GAAP adjustments	2,256	1,908
Shareholders’ equity in accordance with U.S. GAAP	36,103	30,431

Item 19

The following is a list of the exhibits filed with this annual report or incorporated herein by reference:

1.	(a) "Statuts" of the Company, filed as Exhibit 1(a) to the Company's Annual Report on Form 20-F filed on June 22, 2005 and incorporated herein by reference.
(b) "Reglement Interieur" of the Company, filed as Exhibit 1(b) to the Company's Annual Report on Form 20-F filed on June 22, 2005 and incorporated herein by reference.
2.	Amended and Restated Deposit Agreement, dated as of April 27, 2001, among AXA, The Bank of New York and all owners from time to time of American Depositary Receipts issued thereunder, filed as Exhibit 3A to the Registration Statement on Form F-6 filed on April 18, 2001 (registration number no. 333-13376) and incorporated herein by reference.
3.	Voting Trust Agreement, as amended, dated as of January 22, 1997, filed as Exhibit 9.2 to the Company’s Registration Statement on Form F-4 filed on November 21, 2000 (registration no. 333-50438) and incorporated herein by reference.
4.	(a) Merger Agreement, dated as of June 29, 2005, between AXA and FINAXA.
(b) Employment Agreement, dated May 11, 2001, between Christopher M. Condron, and AXA Financial, Inc., filed as exhibit 10.16 to the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2001, filed on August 13, 2001 and incorporated herein by reference.
8.	List of the Company’s consolidated subsidiaries at December 31, 2005 is provided in note 3 to the consolidated financial statements included as Item 18 in this Annual Report.
10.	(a) Consent of Independent Accountants (filed herewith).
12.	(a) Certification required of the Chief Executive Officer required by Section 302 of the Sarbanes-Oxley Act of 2002.
(b) Certification required of the Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act of 2002.
13.	(a) Certification required of the Chief Executive Officer required by Section 906 of the Sarbanes-Oxley Act of 2002.
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

Date: June 29, 2006

SS-1