Form 20-F
period 2006-12-31
AXA
filed 2007-06-28
CIK 898427

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2006
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

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2006 was:
2,092,888,000 Ordinary Shares of euro 2.29 nominal value per share, including 83,666,378 American Depositary Shares
(as evidenced by American Depositary Receipts), each representing one Ordinary Share.

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

In this annual report and unless provided otherwise, the “Company” refers to AXA SA, a société anonyme organized under the laws of France which is the publicly traded parent company of the AXA Group, and “AXA”, “AXA Group”, “the
Group” or “we” refers to the Company together with its direct and indirect subsidiaries. The Company’s ordinary shares are referred to in this annual report as “Shares”, “ordinary shares”, or “AXA ordinary shares”. The principal trading market for the Company’s ordinary shares is the Premier Marché of Euronext Paris SA, which we refer to in this annual report as “Euronext Paris” or the “Paris Bourse”. The Company’s American Depositary Shares and American Depositary
Receipts are referred to in this annual report as “ADSs” and “ADRs”, respectively. The ADSs and ADRs are listed on the New York Stock Exchange (referred to in this annual report as “NYSE”). One ADS represents one ordinary share.

This annual report includes AXA’s consolidated financial statements for the years ended December 31, 2006, 2005 and
2004. AXA’s consolidated financial statements, including the notes thereto, are included in “Item 18 – Financial
Statements” and have been prepared in accordance with International Financial Reporting Standards (referred to in this
Annual Report as “IFRS”) as adopted by the European Union (“E.U.”). As it relates to the financial statements included in this Form 20-F there is no difference between IFRS as adopted by the E.U. and IFRS as adopted by the International
Accounting Standard Board. IFRS differs from accounting principles generally accepted in the United States which we refer to in this annual report as “U.S. GAAP”. See notes 31 and 32 to the consolidated financial statements included in
Item 18 for a description of the main differences between IFRS and U.S. GAAP, a reconciliation of net income and shareholders’ equity from IFRS to U.S. GAAP and additional U.S. GAAP disclosures.

Various amounts in this document are shown in million for presentation purposes. Such amounts have been rounded and, accordingly, may not total. Rounding differences may also exist for percentages.

Exchange Rate Information

The Company publishes its consolidated financial statements in Euro (“Euro”, “euro” or “€”). Unless noted otherwise, all amounts in this annual report are expressed in Euro. The currency of the United States will be referred to as “U.S.
dollars” or “U.S.$” or “$”. For historical exchange rate information, refer to “Item 3 - Key Information-Exchange Rate
Information”. For a discussion of the impact of foreign currency fluctuations on AXA’s financial condition and results of operations, see “Item 5 - Operating and Financial Review and Prospects-Market Conditions in 2006”.

Special note Regarding
Forward-Looking Statements

This annual report and other publicly available documents concerning AXA may include, and AXA’s officers and representatives may from time to time make, statements which may constitute “forward looking statements” within the meaning of the U.S. Securities Litigation Reform Act of 1995. These statements are not historical facts but instead represent AXA’s belief regarding future events, many of which, by their nature, are inherently uncertain and outside of AXA’s control.

These statements may address among other things, AXA’s financial condition, results of operations and business, including its strategy for growth, product development, regulatory approvals, market position, embedded value and reserves. All statements other than statements of historical facts are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements, including those discussed elsewhere in this annual report and in AXA’s other public filings, press releases, oral presentations and discussions. Forward-looking statements include, among other things, discussions concerning the potential exposure of AXA to market risks, as well as statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions, including statements herein with respect to AXA’s Ambition 2012 project, the objectives, financial and other, associated with that project, and the integration of Winterthur. Forward-looking statements in this annual report are identified by the use of the following words and other similar expressions, among others:

– “anticipate”	– “would”
– “believe”	– “objectives”
– “outlook”	– “could”
– “probably”	– “estimate”
– “project”	– “expect”
– “risks”	– “goals”
– “seek”	– “intend”
– “should”	– “may”
– “target”	– “shall”

The following factors, among others, could affect the future results of operations of AXA and could cause those results to differ materially from those expressed in the forward-looking statements included in this annual report:

– the intensity of competition from other financial institutions;

– AXA’s experience with regard to mortality and morbidity trends, lapse rates and policy renewal levels relating to its Life
& Savings operations, which may also include health products;

– the frequency, severity and development of Property & Casualty claims and policy renewal rates relating to AXA’s
Property & Casualty business;

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

– AXA’s reputation and brand recognition in the marketplace as well as its relationships with regulatory authorities in the various markets where it does business;

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

– the occurrence, frequency and severity of natural disasters, pandemic diseases and other catastrophic events;

– the performance of others on whom AXA relies for distribution, investment management, reinsurance and other services; and

– the effect of any pending or future mergers, acquisitions or disposals, AXA’s ability to successfully integrate previously acquired businesses and its ability to achieve anticipated synergies from these acquisitions.

The above factors are in addition to those factors discussed elsewhere in this annual report including matters discussed under “Item 3 – Key Information – Risk Factors”; “Item 4 – Information on the Company”; “Item 5 – Operating and
Financial Review and Prospects”; “Item 11 – Quantitative and Qualitative Disclosures About Market Risk” and “Item 18 –
Financial Statements”.

You should not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as at the date of the particular statement. AXA does not intend to, and undertakes no obligation to (and expressly disclaims any such obligations to), update publicly or revise any forward-looking statement as a result of new information, future events or otherwise. In light of these risks, AXA’s results could differ materially from the forward-
looking statements contained in this annual report.

PART I

Item 1: Identity of Directors,
Senior Management and Advisers

Not applicable.

Item 2: Offer Statistics and
Expected Timetable

Not applicable.

Item 3: Key Information

SELECTED

CONSOLIDATED FINANCIAL DATA

The selected historical consolidated financial data presented below have been derived from AXA’s consolidated financial statements and related notes for the years ended December 31, 2006, 2005 and 2004 in accordance with IFRS, and years ended December 31, 2006, 2005, 2004, 2003, and 2002 in accordance with U.S. GAAP.
The historical data set out below is only a summary. You should read it in conjunction with the consolidated financial statements and related notes for the years ended December 31, 2006, 2005 and 2004 included in Item 18 of this Annual Report.

AXA’s consolidated financial statements have been prepared in accordance with IFRS as adopted by the European
Union. As it relates to the financial statements included in this Form 20-F there is no difference between IFRS as adopted by the European Union and IFRS as adopted by the International Accounting Standard Board (“IASB”). In
accordance with General Instructions issued by the SEC about annual reports filed on Form 20-F, and because 2004 is for AXA the year of first time application of IFRS, the selected financial data required pursuant to Item 3 is based on financial statements prepared in accordance with IFRS, and is presented for the three most recent financial years. The selected historical financial data in accordance with U.S. GAAP is presented for the five most recent financial years.

IFRS differs in certain material respects from U.S. GAAP. For a description of the material differences between IFRS and
U.S. GAAP relevant to AXA, please see notes 31 and 32 to the consolidated financial statements included in Item 18, and “Item 5 – Operating and Financial Review and Prospects – Other Matters – Reconciliation of IFRS to U.S. GAAP”
included in this Annual Report.

AXA Life Japan uses a financial year-end of September 30 and is consolidated as at and for the year ended September 30 in AXA’s consolidated financial statements.

	(in million, except per ordinary share amounts)
	Years ended December 31,
	2006 (€)	2005 (€)	2004 (€)	2003 (€)	2002 (€)
Income Statement Data:
In accordance with IFRS:
Total revenues	78,775	71,671	67,030
Net investment result excluding financing expenses (a) (b)	33,077	33,408	28,309
Operating income before tax (a)	7,801	6,296	6,111
Income tax (a)	(2,043)	(1,490)	(1,844)
Minority interests share in consolidated result	673	488	473
Income arising from investment in associates – equity method	34	21	55
Net income (a)	5,085	4,318	3,793
Net income per ordinary share : (c)
– basic(a) (d)	2.61	2.25	2.06
– diluted (a) (d)	2.56	2.22	1.98
In accordance with U.S. GAAP:
Gross premiums, net of reinsurance (e)	35,197	37,421	35,544	35,574	38,845
Income from continuing operations (before tax)	5,915	6,612	4,879	5,203	(1,125)
Net income	4,330	5,232	3,235	3,673	(2,588)
Net income per ordinary share: (c)
Basic
– Net income (d)	2.22	2.73	1.76	2.08	(1.49)
Diluted
– Net income (d)	2.18	2.68	1.70	2.03	(1.49)
Other data (non-GAAP):
Number of ordinary shares outstanding	2,092.9	1,871.6	1,908.4	1,778.1	1,762.2
Net dividend distribution (f)	2,218	1,647	1,164	676	599

			(in million, except per ordinary share amounts)
	Years ended December 31,
	2006 (€)	2005 (€)	2004 (€)	2003 (€)	2002 (€)
Balance Sheet Data:
In accordance with IFRS:
Total assets (a)	727,555	575,974	503,678
Shareholders’ equity (a)	47,226	36,525	31,571
Shareholders’ equity per ordinary share (a) (c) (f)	22.9	19.9	16.8
In accordance with U.S. GAAP:
Total assets	715,518	572,013	503,581	459,346	450,707
Shareholders’ equity	40,924	36,103	30,431	24,918	23,857
Shareholders’ equity per ordinary share (c) (f)	19.8	19.7	16.1	14.0	13.8

(a)  As described in notes 1.11.2 and 1.12.2 of the consolidated financial statements (included in Item 18 of this Annual Report), (i) perpetual subordinated debt issued by the Company has been reclassified to shareholders’ equity and (ii) the adoption of FRS 27 in the United Kingdom, led to adjustments on all periods presented. Details are presented in notes 13 and 14 of the consolidated financial statements included in Item 18 of this Annual Report.

(b)  Includes investment income net of investment management costs, impairment, net realized investment gains and losses and net unrealized investment gains and losses on assets with financial risk borne by the policyholders and on assets designated as at fair value through profit & loss, including assets backing the UK “With-Profit” business.

(c)  Under both IFRS and U.S. GAAP (i) the calculation of net income per ordinary share is based on the weighted average number of ordinary shares outstanding for each period presented and (ii) shareholders’ equity per ordinary share is calculated based on the actual number of ordinary shares outstanding at each period-end presented. The calculations deduct ordinary shares held by AXA and its subsidiaries (that is, treasury shares) in the calculation of weighted average number of ordinary shares outstanding (for net income per ordinary share) and ordinary shares outstanding (for shareholders’ equity per ordinary share). The calculation of basic and diluted net income per ordinary share for the three years ended December 31, 2006, 2005 and 2004 is presented in note 26 “Net Income per Ordinary Share” (under IFRS) to AXA’s consolidated financial statements.

(d)  The share capital increase with preferential subscription rights launched by AXA on June 14, 2006 to finance part of the acquisition of Winterthur has resulted in the issue of 208,265,897 new shares at a price of €19.80 compared to a market price of €24.47. According to IAS 33, share issues carried out at a below-market price may give rise to an adjustment to the average number of shares during the period and in each period presented. As a consequence, the loss of value suffered by existing shares represents the value of the existing shareholders’ theoretical subscription right, and the issue can be regarded as a bonus issue in the amount of the total value of the subscription rights. An adjustment factor (1.019456) equal to the pre-transaction share price divided by the theoretical post-transaction value of the shares is applied to the weighted average number of shares outstanding in each period.

As a result of these factors, along with the dilutive effect of convertible bond plans, the fully diluted number of shares at December 31, 2006 was 2,032 million.

(e)  Gross premiums received from policyholders in respect of Life & Savings products classified as “universal life” or “investment contracts with a discretionary participating feature”, are recognized as revenues under IFRS. Under U.S. GAAP, such amounts received are recorded as deposits, and only the policy-related fees charged to the policyholders for cost of insurance, administration, investment management, etc., are recognized as revenues. These numbers exclude unearned premiums ceded and changes in unearned premiums.

(f)   An annual dividend is generally paid each year in respect of the prior year after the annual general meeting of shareholders (customarily held in May) and before September of that year. Dividends are presented in this table in the year to which they relate and not in the year in which they are declared and paid. At the annual general meeting of shareholders of AXA held on May 14, 2007, the shareholders approved the payment of a dividend in respect of 2006 of Euro 1.06 per ordinary share. In general, dividends per ordinary share are based on the number of ordinary shares outstanding at the end of the year for each year presented.

EXCHANGE

RATE INFORMATION

The year-end and average exchange rates used in the preparation of the consolidated financial statements, to translate into Euro the results of operations of the principal subsidiaries and affiliates that are not denominated in Euro, are set out in the table below.

	Year-end exchange rate			Average exchange rate
	2006 (for €1)	2005 (for €1)	2004 (for €1)	2006 (for €1)	2005 (for €1)	2004 (for €1)
U.S. dollar	1.32	1.18	1.36	1.26	1.25	1.24
Japanese yen (a) (x100)	1.49	1.36	1.37	1.43	1.36	1.32
British Pound	0.67	0.69	0.71	0.68	0.68	0.68
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

U.S. dollar per euro
Calendar period	Average rate (a)
2001	0.8909
2002	0.9495
2003	1.1411
2004	1.2478
2005	1.2400
2006	1.2661
2007 (through May 15, 2007)	1.3373
(a) The average of the Noon Buying Rates on the last business day of each full month during the relevant period.

Month	U.S. dollar per euro
	High	Low
December 2006	1.3327	1.3073
January 2007	1.3286	1.2904
February 2007	1.3246	1.2933
March 2007	1.3374	1.3094
April 2007	1.3660	1.3363
May 2007	1.3616	1.3512

The Euro Noon Buying Rate on December 31, 2006 was €1.00 = U.S.$ 1.3197.

DIVIDENDS

AXA pays dividends in Euro. Future dividends will depend on AXA’s earnings, financial condition and other factors.
Proposals for dividend payments are made by the Management Board, subject to approval by the Supervisory Board and final approval by AXA’s shareholders at the annual general meeting of shareholders. Dividends paid to holders of ordinary shares and ADSs are generally subject to French withholding tax at a rate of 25% which, subject to certain procedures and exceptions, may be reduced to 15% for holders who are United States residents. Until 2004, certain holders of ordinary shares and ADSs were entitled to receive a subsequent payment equal to the French “avoir fiscal”
(or tax credit) in an amount equal to 50% of any dividends paid by the Company, less applicable French with holding tax. The availability of this French “avoir fiscal” regulation ended in 2004. The following table sets forth the total dividends paid per ordinary share with respect to each year indicated, with or without the French “avoir fiscal”, and before deduction of any French withholding tax. Dividends paid in each year are in respect of the prior year’s results.

Year	Net dividend per ordinary share (euros)	Gross dividend per ordinary share (a) (euros)
2002 (b)	0.34	0.51
2003 (c)	0.38	0.57
2004 (d)	0.61
2005 (e)	0.88
2006 (f)	1.06

(a)  Payment equivalent to the French “avoir fiscal” or tax credit, less applicable French withholding tax, was made following receipt of a claim for such payment, and, in any event, not until after the end of the calendar year in which the respective dividends were paid. Certain U.S. tax exempt holders of ordinary shares or ADSs were not entitled to full payments of this “avoir fiscal”.

(b)  At the annual general meeting of shareholders of AXA held on April 30, 2003, the shareholders approved the amount and payment date of a dividend in respect of 2002 of €0.34 per ordinary share, or €599 million in the aggregate based on the number of AXA ordinary shares outstanding at December 31,
2002.

(c)  At the annual general meeting of shareholders of AXA held on April 21, 2004, the shareholders approved the amount and payment date of a dividend in respect of 2003 of €0.38 per ordinary share, or €676 million in the aggregate based on the number of AXA ordinary shares outstanding at December 31,
2003.

(d)  At the annual general meeting of shareholders of AXA held on April 20, 2005, the shareholders approved the amount and payment date of a dividend in respect of 2004 of €0.61 per ordinary share, or €1,164 million in the aggregate based on the number of AXA ordinary shares outstanding at December 31,

2004.  This dividend gave rise to a 50% tax credit for individuals whose fiscal residence was in France as of January 1, 2005, equal to €0.305 per share.

(e)  At the annual general meeting of shareholders of AXA held on May 4, 2006, the shareholders approved the amount and payment date of a dividend in respect of 2005 of €0.88 per ordinary share, or €1,647 million in the aggregate based on the number of AXA ordinary shares outstanding at December 31,

2005.  This dividend gave rise to a 40% tax credit for individuals whose fiscal residence was in France as of January 1, 2006, equal to €0.35 per share.

(f)   At the annual general meeting of shareholders of AXA held on May 14, 2007, the shareholders approved the amount and payment date of a dividend in respect of 2006 of €1.06 per ordinary share or €2,218 million, in the aggregate, based on the number of AXA ordinary shares outstanding at December 31,

2006.  This dividend will give rise to a 40% tax credit for individuals whose fiscal residence is in France as of January 1, 2007 equal to €0.424 per share.

For information on AXA’s dividend policy, see “Item 8 – Financial Information” and “Item 10 – Additional Information –
Dividends”.

RISK FACTORS

You should carefully consider the following risks. These risks could materially affect our business, results of operations or financial condition, cause the trading price of our ordinary shares and/or ADSs to decline materially or cause our actual results to differ materially from those expected or those expressed in any forward looking statements made by or on behalf of the Company. These risks are not exclusive, and additional risks to which we are subject include, but are not limited to, the factors mentioned under “Forward-Looking Statements” above and the risks of our businesses described in Item 18 and elsewhere in this Annual Report on Form 20-F. The risks described below are not the only risks we face. Additional risks and uncertainties not currently known to us or what we currently deem to be immaterial may also materially adversely affect our business, financial condition, results of operations or cash flows.

Risks relating to the financial markets

A decline or increased volatility in the securities markets may adversely affect our business and profitability

Fluctuations in the securities markets may affect sales of our participating life insurance and pension products, mutual funds, asset management services and products with financial risk borne by the policyholders (unit-linked), including variable annuity products and variable life products. In particular, protracted or steep declines in the stock or bond markets typically reduce the popularity of the unit-linked products.

The level of volatility in the financial markets in which we invest and the overall investment returns earned in those markets substantially affect our profitability. Our investment returns, and thus our profitability, may be adversely impacted from time to time by conditions affecting our specific investments and, more generally, by stock market, real estate market and other market fluctuations. Our ability to make a profit on insurance products and investment products, including fixed and guaranteed products, depends in part on the returns on investments supporting our obligations under these products, and the value of specific investments may fluctuate substantially depending on the foregoing conditions. Certain types of insurance and investment products that we offer may expose us to risks associated with fluctuations in financial markets, including certain types of interest sensitive or variable products such as guaranteed annuities or variable annuities, which have crediting or other guaranteed rates or minimum benefits not necessarily related to prevailing market interest rates or investment returns on underlying assets.

In addition, the growth of our asset management business depends to a significant extent on factors such as investment returns and risk management.

Poor performance in the financial markets, in general, may adversely affect the value of the assets we manage, as well as our ability to accumulate and retain those assets since clients may choose to withdraw assets under management in these circumstances. These trends may, in turn, adversely impact the revenues and profits that we earn from management of those assets.

Losses due to defaults by third parties, impairment of our investment assets and unrealized losses could negatively affect the value of our investments and reduce our profitability

Third parties that owe us money, securities or other assets may not perform under their obligations. These parties include issuers whose securities we hold in our investment portfolios, borrowers under mortgages and other loans that we extend, customers, trading counterparties, counterparties under swap and other derivative contracts, clearing agents, exchanges, clearing houses and other financial intermediaries. These parties may default on their obligations to us due to bankruptcy, lack of liquidity, downturns in the economy or real estate market, operational failure or other reasons. Negative trends and investment climates in our major markets may result in an increase in investment impairments on our investment assets due to defaults, unrealized losses, credit downgrades or overall declines in securities markets.

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

Interest rate volatility may adversely affect our profitability

During periods of declining interest rates, life insurance and annuity products may be relatively more attractive to consumers, resulting in increased premium payments on products with flexible premium features, and a higher percentage of insurance policies remaining in force from year-to-year. During a low interest rate period, our investment earnings may be lower because the interest earnings on our fixed income investments will likely have declined in parallel with market interest rates which would also cause unrealized losses on our assets recorded at fair value under IFRS. In addition, mortgages and fixed maturity securities in our investment portfolios will be more likely to be prepaid or redeemed as borrowers seek to borrow at lower interest rates. Consequently, we may be required to reinvest the proceeds in securities bearing lower interest rates. Accordingly, during periods of declining interest rates, our profitability may suffer as the result of a decrease in the spread between interest rates charged to policyholders and returns on our investment portfolio.

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

The profitability of our spread-based businesses depends in large part upon our ability to manage interest rate spreads, and the credit and other risks inherent in our investment portfolio. For example, in Japan the movements in rates over the last decade have had a significant impact on many Japanese life insurers, including our Japanese life insurance subsidiaries, which issued long-term policies and contracts with guaranteed fixed rates during periods of significantly higher interest rates but that now operate (and invest their assets) in Japan’s low interest rate deflationary environment which has resulted in “negative spread” on certain of these guaranteed rate policies and contracts.

While we monitor and manage risks of this nature carefully, we cannot guarantee that we will successfully manage our interest rate spreads or the potential negative impact of those risks.

Market conditions and other factors could adversely affect our goodwill

Business and market conditions may impact the amount of goodwill we carry in our consolidated balance sheet. As the value of certain parts of our businesses, including in particular our asset management businesses, is significantly impacted by such factors as the state of financial markets and ongoing operating performance, significant declines in the financial markets or operating performance could also result in impairment of other goodwill carried by us and result in significant write-downs, which could be material.

Fluctuations in currency exchange rates may affect our reported earnings

AXA publishes its consolidated financial statements in Euro. For the year ended December 31, 2006, a significant portion of AXA’s insurance gross premiums and financial services revenues as well as AXA’s benefits, claims and other deductions were denominated in currencies other than the Euro, primarily U.S. dollars, pounds sterling, Japanese yen and Australian dollars. AXA’s obligations are denominated either in Euro or other currencies, the value of which is subject to foreign currency exchange rate fluctuations.

While AXA seeks to manage its exposure to foreign currency fluctuations through hedging, fluctuations in the exchange rates may have a significant impact on AXA’s results of operations and cash flows.

Risks relating to the nature of our business and the
environment in which we operate

We have announced a multi-year “Ambition 2012” program with aspiration earnings, revenue growth and other targets. Our ability to realize our
Ambition 2012 objectives is subject to mulitiple risks and uncertainties and there is no guarantee that these objectives will be achieved

In 2004, management publicly disclosed its “Ambition 2012” program pursuant to which AXA announced its intention to become the “preferred company” for its customers, shareholders and employees by 2012. Performance indicators relating to this program include objectives such as doubling revenues and trebling earnings per share over the period
2004-2012. While AXA is actively pursuing its announced objectives and has implemented multiple initiatives designed to help achieve them, there can be no assurance that these goals will be reached. Failure to meet the targets set forth in its “Ambition 2012” program may have a significant impact on AXA’s stock price, its image, investors’ and employees’
confidence in AXA’s management as well as its results of operations and cash flows.

We may not be able to sustain the growth of our Life & Savings business

The strong growth of our Life & Savings operations may not be sustainable in future years. Our inability to sustain such growth may be caused by a change in the tax laws applicable to our Life & Savings products and operations. The Group has implemented global product “reuse” initiatives designed to drive product innovation and reuse of successful products across major markets where it operates around the world. These products often involve complex features and guarantees that are not easily translated and transposed into the legal, regulatory and tax regimes across multiple jurisdictions. Our inability to successfully execute these product reuse initiatives in a timely manner could adversely affect the growth of our Life & Savings business.

If our established loss reserves for our Property & Casualty and International
Insurance businesses are insufficient, our earnings will be adversely affected

In accordance with industry practice and accounting and regulatory requirements, we establish reserves for claims and claims expenses related to our Property & Casualty and International Insurance businesses. With the exception of disability annuities and workers compensation liabilities that are deemed structured settlements, the claims reserves are not discounted. Reserves do not represent an exact calculation of liability, but instead represent estimates, generally using actuarial projection techniques at a given accounting date. These reserve estimates are expectations of what the ultimate settlement and administration of claims will cost based on our assessment of facts and circumstances then known, review of historical settlement patterns, estimates of trends in claims severity, frequency, legal theories of liability and other factors. The process of estimating the insurance claims reserves is based on the most current information available at the time the reserves are originally established. However, claims reserves are subject to change due to the number of variables which affect the ultimate cost of claims, such as:

– development in claims (frequency, severity and pattern of claims) between the amount estimated and actual experience;

– changes arising due to the time lag between the occurrence of the insured event, notification of the claim (from the insured party, a third party or a ceding company) and the final settlement (payment) of the claim, primarily attributable to long tail casualty claims that may take several years to settle due to the size and nature of the claim, and the occurrence of large natural catastrophes late in the financial year for which limited information may be available at year-end;

– judicial trends;

– expenses incurred in resolving claims;

– regulatory and legislative changes;

– changes in economic conditions, including inflation and foreign currency fluctuations; and

– changes in costs of repairs and medical costs.

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

We continually review the adequacy of the established claims reserves, including emerging claims development, and actual claims compared to the original assumptions used to estimate gross claims reserves. Based on current information available, we believe that our claims reserves are sufficient. However, because the establishment of claims reserves is an inherently uncertain process involving estimates, we cannot assure you that ultimate losses will not materially exceed our claims reserves and have a material adverse effect on our earnings. For example, there is a high degree of uncertainty with respect to future exposure from asbestos claims because of significant issues surrounding the liabilities of insurers, diverging legal interpretations and judgments in different jurisdictions and aggressive asbestos related litigation, particularly in the U.S. These uncertainties include the extent of coverage under insurance policies, whether or not particular claims are subject to an aggregate limit, the number of occurrences involved in particular claims and new theories of insured and insurer liability. We have established reserves for insurance and reinsurance contracts related to environmental pollution and asbestos at December 31, 2006, which represent our best estimate of ultimate claims exposure at December 31, 2006 based on our current knowledge of facts and law. However, given uncertainties surrounding asbestos related claims, we cannot assure you that ultimate losses will not materially exceed our claims reserves and have a material adverse effect on our earnings. For additional information, see “Environmental
Pollution, Asbestos and other Exposures” in note 15 to AXA’s consolidated financial statements included in Item 18 of this Annual Report.

The claims experience in our Life & Savings businesses could be inconsistent with the assumptions we use to price our products and establish our reserves and adversely affect our earnings

In our Life & Savings businesses, our earnings depend significantly upon the extent to which our actual claims experience is consistent with the assumptions we use in setting the prices for our products and establishing the liabilities for obligations for technical provisions and claims. AXA uses both its own experience and industry data to develop estimates of future policy benefits including information used in pricing the insurance products and establishing the related actuarial liabilities. However, there can be no assurance that actual experience will match these estimates. To the extent that our actual benefits paid to policyholders are less favorable than the underlying assumptions used in initially establishing the future policy benefit reserves, or events or trends cause us to change the underlying assumptions, we may be required to increase our liabilities, which may reduce our net income. For example, certain variable annuity products issued or reinsured by certain of our subsidiaries contain guaranteed minimum death benefit (“GMDB”) and guaranteed minimum income benefit (“GMIB”) features. The determination of
GMDB and GMIB liabilities is based on models that involve numerous estimates and subjective judgments, including those regarding expected market rates of return and volatility, GMIB election rates, contract surrender rates and mortality experience. Determination of liabilities for our other lines of Life & Savings business, such as our annuity business, as well as our disability income business, also involve numerous assumptions and subjective judgments as to mortality and morbidity experience, investment returns, expenses, policy surrender rates, policy lapse rates, and other matters. There can be no assurance that the actual experience on these products will not differ, upwards or downwards, from management’s estimates. In addition, certain acquisition costs related to the sale of new policies and the purchase of policies already in force have been recorded as assets on our balance sheet and are being amortized into income over time. If the assumptions relating to various factors, including the future profitability of these policies (such as future claims, investment income and expenses) and policy lapses and surrenders are not realized, the amortization of these costs could be accelerated and may even require write-offs due to unrecoverability. These factors could have a material adverse effect on our business, results of operations and financial condition.

Our operating results may be materially adversely affected by the occurrence of natural disasters and pandemic diseases

Natural disasters, such as hurricanes, windstorms, earthquakes, fires and explosions, have the potential to adversely affect our operating results. Over the past several years, changing weather patterns and climatic conditions, such as global warming, have added to the unpredictability and frequency of natural disasters in certain parts of the world and created additional uncertainty as to future trends and exposures. We generally seek to reduce our exposure to these events through individual risk selection, monitoring risk accumulation and purchase of reinsurance. We have experienced in the past, and could experience in the future, material losses from such disasters and catastrophic events, which could have a material adverse effect on our financial position and results of operations.

Other risks, such as an outbreak of a pandemic disease, such as the Avian Influenza A Virus (H5N1), could also adversely affect our business and operating results. While outbreaks of the Avian Flu have occurred among poultry or wild birds in a number of countries in Asia, parts of Europe, and in Africa, transmission to humans has been rare. If the virus mutates to a form that can be transmitted from human to human, it has the potential to spread rapidly worldwide and result in mortality and morbidity rates that far exceed the assumptions that we have used in pricing certain of our products. Both the contagion and mortality rates regarding any mutated H5N1 virus that can be transmitted from human to human are highly speculative at this point in time and we continue to monitor the developing facts. A significant global outbreak could have a material adverse effect on our life insurance business, operating results and liquidity due to increased mortality and morbidity rates.

A downgrade in the claims paying ability and credit strength ratings of AXA could adversely impact our business and results of operations

Claims paying and credit strength ratings have become an increasingly important factor in establishing the competitive position of insurance companies. Rating agencies review their ratings, and their rating methodologies, periodically and our current ratings may not be maintained in the future. A downgrade or the potential for a downgrade in these ratings could adversely affect our business and results of operations, including through a reduction in the number of new insurance policies that we underwrite and/or an increase in surrender or termination rates of our policies already in-
force. A downgrade in our ratings may also adversely affect our cost of raising debt.

We face increased competition in all of our business segments, including the global financial services industry, as a result of continuing consolidation

We face strong and increasing competition in all our business lines. Our competitors include mutual funds companies, asset management firms, private equity firms, hedge funds, commercial banks and other insurance companies, many of which are regulated differently than we are and offer alternative products or more competitive pricing than we do.
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

In the normal course of business, AXA seeks to reduce losses that may arise from catastrophes or other events that cause unfavorable underwriting results through reinsurance. Under the reinsurance arrangements, other insurers assume a portion of the losses and related expenses; however, we remain liable as the direct insurer on all risks reinsured. Consequently, ceded reinsurance arrangements do not eliminate our obligation to pay claims and we are subject to our reinsurers’ credit risk with respect to our ability to recover amounts due from them. Although we evaluate periodically the financial condition of our reinsurers to minimize our exposure to significant losses from reinsurer insolvencies, our reinsurers may become financially unsound by the time their financial obligation becomes due. The reinsurance market has become increasingly concentrated following recent mergers and acquisitions, which have reduced the number of major reinsurance providers. The inability of any reinsurer to meet its financial obligations to us could negatively impact our results of operations. In addition, the availability, amount and cost of reinsurance depend on general market conditions and may fluctuate significantly. Reinsurance may not be available to us in the future at commercially reasonable rates and any decrease in the amount of our reinsurance will increase our risk of loss.

Changes in tax laws and regulations, including elimination of tax benefits for our products, may adversely affect sales of our insurance and investment advisory products, and also impact our deferred tax assets

Changes to tax laws may affect the attractiveness of certain of our products, which currently have favorable tax treatment. From time to time, governments in the jurisdictions in which we operate, have considered or implemented proposals for changes in tax law that could adversely affect our products. These proposals have included, for example, proposals to levy tax on the undistributed increase in value of life insurance policies or annuities or similar proposals that affect the tax-favored status of life insurance products and annuities in certain jurisdictions. Also, legislation enacted in the United States in the spring of 2001 increased the size of estates exempt from the federal estate tax. This legislation is phasing in reductions in the estate tax rate between 2002 and 2009 and will repeal the estate tax entirely in 2010. Under the legislation, however, the estate tax will be reinstated, without the increased exemption or reduced rate, in 2011 and will be in effect thereafter. This legislation, and possible future changes to it such as extending or making permanent its repeal or reform to reduce the impact of estate taxes, could have a negative impact on the sales of estate planning products by U.S. life insurance companies, including our U.S. subsidiaries. The enactment of these or other types of or other tax legislation in the various countries where we operate, including proposals in the U.S. to create or favor alternative tax-favored long-term savings vehicles, could result in a significant decrease in sales of our currently tax-favored products.

In addition, changes in tax laws or regulations or an operating performance below currently anticipated levels may lead to a significant impairment of deferred tax assets, in which case we could be obligated to write-off certain tax assets.
Tax assets may also need to be written-down if certain assumptions of profitability prove to be incorrect, as losses incurred for longer than expected will make it more unlikely that we would be able to use our tax assets. Any such development may have a material adverse impact on our results of operations.

The Property & Casualty insurance business is cyclical, which may impact our results

The Property & Casualty insurance business is cyclical. Although no two cycles are the same, these cycles have typically lasted for periods ranging from two to six years. Periods of intense price competition due to excessive underwriting capacity, periods of shortages of underwriting capacity permiting more favorable rates, consequent fluctuations in underwriting results and the occurrence of other losses characterize the conditions in these cycles.
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

Our business is subject to extensive regulation in the various countries where we operate and changes in existing or new government regulations in these countries may have an adverse effect on our business, financial condition or results of operations

We are subject to detailed and comprehensive regulation and supervision in all the jurisdictions in which we operate. Our insurance operations are subject to insurance laws and regulations, which are generally intended to protect policyholders, not our shareholders or creditors. Changes in existing insurance laws and regulations may materially affect the way in which we conduct our business and the products we offer. In addition, changes in pension and employee benefit regulation, social security regulation, financial services regulation, taxation and the regulation of securities products and transactions may also adversely affect our ability to sell new policies or our claims exposure on existing policies. Our asset management operations are also subject to extensive regulation in their respective jurisdictions. These regulations are primarily intended to protect investors in the securities markets or investment advisory clients and generally grant supervisory authorities broad regulatory powers. Changes to these laws and regulations may adversely affect our asset management operations. We are also subject to increasing regulation under various laws and regulations governing the solvency of insurers and other financial institutions including with respect to such matters as capital adequacy, intra-group transactions, “double-gearing”
of capital at multiple levels within a consolidated group (e.g. at the consolidated Group, holding company and operating company levels).

We are faced with significant compliance challenges due to the fact that our regulatory environment is evolving rapidly and supervisory authorities around the world are assuming an increasingly active and aggressive role in interpreting and enforcing regulations in the jurisdictions where we do business. We have been and may become in the future subject to regulatory investigations which, together with the civil actions often following these investigations, may affect our image, brand, relations with regulators and/or results of operations.

For a discussion of regulations which affect our business, please see Item 4 “Information on the Company –
Additional Factors which may affect AXA’s Business”. We cannot predict with any certainty the potential effects that any change in applicable laws or regulations, their interpretation or enforcement, or that any enactment of new regulation or legislation in the future may have on the business, financial condition or results of operations of our various businesses.

We are involved in various legal proceedings and regulatory investigations and examinations and may be involved in more in the future, any one or a combination of which could have a material adverse effect on our financial condition and results of operations

We have been named as defendants in lawsuits (both class actions and individual lawsuits). We have been subject to regulatory investigations or examinations in the various jurisdictions where we do business. These actions arise in various contexts including in connection with our activities as an insurer, securities issuer, employer, investment advisor, investor and taxpayer. For example, in 2005, we received requests for information from various U.S. regulators and law enforcement authorities relating to the purchase and/or sale of non-traditional reinsurance products (including finite reinsurance) by certain of our affiliates.

Certain of these lawsuits and investigations seek significant or unspecified amounts of damages, including punitive damages, and certain of the regulatory authorities involved in these proceedings have substantial powers over the conduct and operations of our business.
Due to the nature of certain of these lawsuits and investigations, we cannot make an estimate of loss or predict with any certainty the potential impact of these suits or investigations on our business, financial condition or results of operations. Please see Item 18 – note 30 “Litigation” and Item 4 “Information on the Company – Additional Factors
which may affect AXA’s Business” of this Annual Report for additional information on these matters.

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

We offer our products and services in Europe, North America, the Asia/Pacific region, the Middle East and Africa through wholly-owned and majority-owned subsidiaries, joint ventures, companies in which we hold non-controlling equity stakes, agents and independent contractors. Our international operations expose us to different local political, regulatory, business and financial risks and challenges which may affect the demand for our products and services, the value of our investment portfolio, the required levels of capital and surplus, and the credit quality of local counterparties.
These risks include, for example, political, social or economic instability in countries in which we operate, fluctuations in foreign currency exchange rates, credit risks of our local borrowers and counterparties, lack of local business experience in certain markets, risks associated with exposure to insurance industry insolvencies through policyholder guarantee funds or similar mechanisms set up in foreign markets and, in certain cases, risks associated with the potential incompatibility with foreign partners, especially in countries in which we are conducting business through entities we do not control. Our expansion in emerging markets requires us to respond to rapid changes in market conditions in these countries. Our overall success as a global business depends, in part, upon our ability to succeed in different economic, social and political conditions. We may not continue to succeed in developing and implementing policies and strategies that are effective in certain locations where we do business.

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

Operational risk is inherent in our business and can manifest itself in various ways, including business interruption, poor vendor performance, information systems malfunctions or failures, regulatory breaches, human errors, employee misconduct, and external fraud. These events can potentially result in financial loss, harm to our reputation and/or hinder our operational effectiveness. Management attempts to control these risks and keep operational risk at low levels by maintaining a sound and well controlled environment in light of the characteristics of our business, markets and regulatory environment in which we operate. Notwithstanding these measures, operational risk is part of the business environment in which we operate and we may incur losses from time to time due to these types or risks.

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

We expect that dividends received from subsidiaries will continue to cover our operating expenses, including (i) interest payments on our outstanding financing arrangements and (ii) dividend payments with respect to our outstanding ordinary shares. We expect that future acquisitions and strategic investments will be funded from available cash flow remaining after the payment of dividends and operating expenses (including interest expense), cash on hand from previous securities offerings, proceeds of future offerings of securities, and proceeds from the sale of non-core assets.

Certain of our significant subsidiaries, including AXA France Assurance, AXA Financial, AXA UK Holdings, AXA Japan,
AXA Asia-Pacific Holdings, and AXA Germany, are also holding companies and are dependent on dividends from their respective subsidiaries for funds to meet their obligations. In addition, certain of our principal insurance subsidiaries are subject to restrictions on the amount of dividends and debt repayments that can be paid to us and our affiliates. While we do not believe that these restrictions currently constitute a material limitation on our ability to meet our obligations or pay dividends on our shares, these restrictions may lead to a material limitation in the future. For further detail, see
Item 5 “Liquidity and Capital Resources” and Item 18 – note 28.3 “Other items: Restrictions on Dividend Payments to
Shareholders” of this Annual Report.

Compliance with the Sarbanes-Oxley Act entails significant expenditure and managerial attention, and non-compliance with the Sarbanes-Oxley Act may adversely affect us

The U.S. Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and the related regulations subsequently implemented by the SEC and the NYSE required changes to some of our accounting and corporate governance practices, including the requirement to issue, for the year ending December 31, 2006 and future years, a report on our internal controls over financial reporting as required by Section 404 of the Sarbanes-Oxley Act. We expect that compliance with the new rules and regulations will continue to require significant management attention and will result in increased accounting, legal and other costs. In addition, because Section 404 of the Sarbanes-Oxley Act requires our auditors to audit and issue an attestation report on our internal controls over financial reporting each year, undertaking significant internal restructurings (such as information technology restructurings), corporate development activities or other initiatives that may affect our internal control environment, may become more difficult and costly. This may have an adverse effect on our business and/or our ability to compete with our competitors that are not subject to the Sarbanes-Oxley Act. Our inability to achieve or maintain compliance with Section 404 and other provisions of the
Sarbanes-Oxley Act and related rules and regulations may have a material adverse effect on us including on our reputation and image in the global marketplace.

Our acquisitions may divert management attention and other resources and involve risks of additional liabilities

In recent years, we have completed a number of acquisitions around the world, such as the acquisition of Winterthur
Group from Crédit Suisse completed on December 22, 2006. We may make further acquisitions in the future. Growth by acquisition involves risks that could adversely affect our operating results, including the substantial amount of management time that may be diverted from operations to pursue and complete acquisitions. Our acquisitions could also result in the incurrence of additional indebtedness, costs, contingent liabilities, and impairment and amortization expenses related to goodwill and other intangible assets, all of which could materially adversely affect our businesses, financial condition and results of operations. Future acquisitions may have a dilutive effect on the ownership and voting percentages of existing shareholders. We may also finance future acquisitions with debt issuances or by entering into credit facilities, each of which could adversely affect our businesses, financial condition and results of operations. The businesses we have recently acquired include Life & Savings, Property & Casualty, Asset Management, distribution businesses and retail banking operations. There could be unforeseen liabilities that arise out of the businesses we have acquired and may acquire in the future which may not be covered by, or exceed the amounts of any indemnities provided to us by the sellers.

Our acquisitions may cause integration issues and we may not achieve the level of synergies anticipated

We may face difficulties in managing and integrating the operations and personnel we acquire. Significant delays in completing the integration of acquired companies may cause us to lose key employees and/or customers of these companies. We may also experience difficulties in rationalizing and integrating the information technology (“IT”) systems of acquired companies, including accounting information systems, with our existing IT systems. Delays and unforeseen costs in the integration process would require extensive management attention and resources and could jeopardize the timely production of the financial information required for inclusion in the consolidated financial statements and the timely reporting to relevant regulatory authorities. These integration issues may prevent us from achieving the level of synergies forecast.

For example, our ability to achieve the synergies announced in connection with the Winterthur acquisition depends on
AXA’s ability to execute the market-by-market integration of Winterthur in an efficient and timely manner and on a number of other factors, including the ability to achieve projected synergies in IT, reinsurance, human resources and various other areas.

We may have contingent liabilities from discontinued, divested and run-off businesses and may incur other off-balance sheet liabilities that may result in charges to the income statement

We may, from time to time, retain insurance or reinsurance obligations and other contingent liabilities in connection with our divestiture, liquidation or run-off of various businesses. For example, on December 21, 2006, we completed the disposition of AXA RE’s business, our reinsurance subsidiary, but retained the risk related to adverse deviation of claims reserves for all accident years prior to January 1, 2006.

Our reserves for these types of obligations and liabilities may be inadequate which could cause us to take additional charges that could be material to our results of operations. We may also, from time to time and in the course of our business provide guarantees and enter into derivative and other types of off-balance sheet transactions that could result in income statement charges. For additional information, see Item 18 – note 28 “Contingent assets and liabilities and unrecognized contractual commitments” and also Item 18 – note 19 “Derivative Instruments” of this Annual Report.

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

Significant shareholders of AXA may have interests conflicting with your interests

The Mutuelles AXA, two French mutual insurance companies, acting as a Group, owned at February 28, 2007, directly and indirectly, approximately 14.26% of the issued ordinary shares of AXA representing approximately 20.89 % of the voting power of AXA’s shares1. Most of the shares owned by the Mutuelles AXA have double voting rights pursuant to the provisions of AXA’s articles of association, see “Item 10 – Additional Information – Certain Rights of AXA’s
Shareholders – Voting Rights” of this Annual Report. The Mutuelles AXA have stated their intention to collectively vote their shares in AXA. We cannot assure you that the interests of the Mutuelles AXA will not, from time to time, conflict with your interests as a shareholder. For example, even though the Mutuelles AXA do not hold a majority of the total voting power in AXA, efforts by the Mutuelles AXA to decline or deter a future offer to acquire control of AXA, which other shareholders may find attractive, may prevent other shareholders from realizing a premium for their AXA ordinary shares or ADRs. The Mutuelles AXA may decide to increase their interest in AXA or to sell all or a portion of the ordinary shares they own at some future date.

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

– the U.S. dollar equivalent of the Euro trading price of AXA ordinary shares on the Euronext Paris which may consequently cause the trading price of AXA ADSs in the United States to also decline;

– the U.S. dollar equivalent of the proceeds that a holder of AXA ADSs would receive upon the sale in France of any
AXA ordinary shares withdrawn from the depositary; and

– the U.S. dollar equivalent of cash dividends paid in Euro on the AXA ordinary shares represented by the AXA ADSs.

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

1. Voting power calculated based on AXA shares with exercisable voting rights.

Holders of AXA ADSs will have limited recourse if AXA or the depositary fails to meet its obligations under the Deposit Agreement and they wish to involve AXA or the depositary in a legal proceeding

The Deposit Agreement expressly limits the obligations and liability of AXA and the depositary. Neither AXA nor the depositary will be liable if they:

– are prevented from or delayed in performing any obligation by circumstances beyond their control,

– exercise or fail to exercise discretion under the Deposit Agreement, or

– take any action based upon the advice of, or information from, legal counsel, accountants, any person presenting ordinary shares for deposit, any holder or owner of an AXA ADR or any other person believed by AXA or the depositary in good faith to be competent to give such advice or information. In addition, the depositary and AXA have the obligation to participate in any action, suit or other proceeding with respect to the AXA ADSs which may involve them in expense or liability only if they are indemnified. These provisions of the Deposit Agreement will limit the ability of holders of AXA ADSs to obtain recourse if AXA or the depositary fails to meet their obligations under the Deposit
Agreement or if they wish to involve AXA or the depositary in a legal proceeding.

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
Consequently, we have in the past elected and may in the future elect not to make such an offer in the U.S., including to our ADR holders in the U.S. and rather only conduct such an offering in an “offshore” transaction in accordance with
“Regulation S” under the U.S. Securities Act of 1933, as amended. Therefore, there can be no assurance that our ADR holders will be able to participate in such an offering in the same manner as our ordinary shareholders.

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

– investor perception of our Company, including actual or anticipated variations in our revenues, earnings or other operating results;

– announcement of intended acquisitions, disposals or financings or speculations of such acquisitions, disposals or financings;

– changes in our dividend policy, which could result from changes in our cash flow and capital position;

– sales of blocks of our shares by significant shareholders;

– hedging activities on our shares;

– a downgrade of our credit or financial strength ratings, including placement on credit watch, or rumors of such downgrades;

– actual or potential litigation involving us or the insurance or asset management industries generally;

– changes in financial estimates and recommendations by securities research analysts;

– fluctuations in foreign exchange rates and interest rates;

– the performance of other companies in the financial services’ sector;

– regulatory developments in the principal markets in which we operate;

– international or local political, economic and market conditions; and

– unforeseen events such as natural disaster or terrorist attacks and other developments stemming from such events and the uncertainty related to these developments.

As a “foreign private issuer” in the United States, AXA is exempt from certain rules under the U.S. securities laws and is permitted to file less information with the SEC than U.S. companies

As a “foreign private issuer,” AXA is exempt from certain rules under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), that impose certain disclosure obligations and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, AXA’s officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of AXA ordinary shares and ADRs. Moreover, AXA is not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S.
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

Item 4: Information
on the Company

INTRODUCTION

AXA is a French “société anonyme à directoire et conseil de surveillance” (a form of limited liability company with a
Management Board and a Supervisory Board). The Company’s headquarters are located at 25 Avenue Matignon,
75008 Paris, France and its telephone number is (33) 1 40 75 57 00. For information on AXA’s principal trading markets for its ordinary shares and ADSs, see “Item 9 – The Offer and Listing” included in this Annual Report. The predecessor and founder of AXA was organized under the laws of France in 1852. The Company’s corporate existence will continue, subject to dissolution or prolongation until December 31, 2059.

RECENT DEVELOPMENTS

For a description of significant acquisitions and disposals undertaken by AXA see “Item 5 – Operating and Financial
Review and Prospects – December 2006 operating highlights” and note 5, “Goodwill”, to the consolidated financial statements included under Item 18 of this Annual Report.

For information relating to the ownership structure of the Group, see “Item 7 – Major Shareholders and Related Party
Transactions”, included elsewhere in this Annual Report.

GENERAL INFORMATION

The Company is the holding company for AXA, a worldwide leader in financial protection. Based on available information at December 31, 2006, AXA was one of the world’s largest insurance Groups, with consolidated gross revenues of €78.8 billion for the year ended December 31, 2006. AXA is also one of the world’s largest asset managers, with total assets under management as at December 31, 2006 of €1,315 billion, including assets managed on behalf of third party clients in an aggregate amount of €689 billion. Based on available information at December 31, 2005 and taking into account banking companies engaged in the asset management business, AXA was the world’s 5th largest asset manager1.

AXA operates primarily in Western Europe, North America, the Asia-Pacific region and, to a lesser extent, in other regions including in particular the Middle East and Africa. AXA has five operating business segments: Life & Savings,
Property & Casualty, International Insurance, Asset Management, and Other Financial Services (including banks). In addition, various Holding Companies within the AXA Group conduct certain non-operating activities.

The diversification of the AXA operations is key to improve its efficiency. Operating in different segments, AXA benefits from the mutualization effect of different natures of risk exposure. For instance, mortality risks are partly offset by longevity risks, insurance risks by financial risks. In addition, geographic diversification of localized risk reduces the volatility of claims experience, thus limiting the cost of economic capital needed to support the solvency of the AXA
Group.

1. Source: AXA from Pensions & Investments, Watson Wyatt Global 500 survey 2005.

AXA GROUP:

SIMPLIFIED ORGANIZATION CHART AS

AT DECEMBER 31, 2006 (without Winterthur1)

Set forth below is a simplified organization chart of AXA as at December 31, 2006. For additional information, please see note 2 “Scope of consolidation” to the Consolidated Financial Statements included in Item 18 of this Annual Report.

Please note that the percentage on the left represents the economic interest and the percentage on the right represents the percentage of control.

(a)  Holding Company that owns fully AXA Equitable Life Insurance Company.
(b)  Holding Company that owns AXA Assurances Inc. and AXA Insurance (Canada).
(c)  Holding Company that owns AXA Assurance Maroc.
(d)  Holding Company that owns AXA Versicherung AG, AXA Lebenversicherung AG and AXA ART Versicherung AG.
(e)  Holding Company that owns AXA Belgium.
(f)   Holding Company that owns AXA Aurora Iberica, S.A. de Seguros y Reaseguros and AXA Aurora Vida, S.A. de Seguros y Reaseguros and Seguro
Directo Gere Companhia de Seguros (Portugal R.C).
(g)  Holding Company that owns AXA France Vie, AXA France IARD, AVANSSUR, AXA Corporate Solutions Assurance and AXA Epargne Entreprise.
(h) Holding Company that owns AXA Assicurazioni S.p.A.
(i) Holding Company that owns AXA Assurance Luxembourg and AXA Assurance Vie Luxembourg.

1. Following the acquisition by AXA of Winterthur on December 22, 2006, most subsidiaries of Winterthur, with the notable exception of its U.S.
subsidiaries that have been sold, today owned by Winterthur Swiss Insurance Company or Winterthur Leben are intended to be integrated in the course of 2007 with the corresponding subsidiaries of the AXA Group.

(j) Holding Company that owns AXA Leven N.V. and AXA Schade N.V.
(k) Holding Company that owns AXA Sun Life Plc, AXA Insurance Plc and AXA PPP Healthcare Limited.
(l) Holding Company that owns AXA Oyak Hayat Sigorta A.S. and AXA Oyak Sigorta A.S.
(m) Holding Company that owns National Mutual Life Association of Australasia Limited, National Mutual Funds Management (Global) Limited and National
Mutual International Pty Limited. AXA ownership Interest in AXA Asia-Pacific Group is 52.7% broken down into 51.6% direct interest holding and an additional 1.1% owned by the AAPH Executive plan trust. AXA voting right in AXA Asia-Pacific Group is 53.7% broken down into 51.6% direct interest holding and an additional 2.1% owned by the AAPH Executive plan trust.
(n) Holding Company that owns AXA Life Insurance Co. Ltd and AXA Non-Life Insurance Co. Ltd.
(o) Holding Company that owns AXA Life Insurance Singapore Pte Ltd.

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

Rating agency	Highest rating	Lowest rating
Standard & Poor’s Corp. (“Standard & Poor’s”)	AAA (“extremely strong”)	R (“regulatory action”)
Moody’s Investor Services (“Moody’s”)	Aaa (“extremely strong”)	C (“lowest”)
Fitch, Inc. (“Fitch”)	AAA (“extremely strong”)	D (“order of liquidation”)

Debt ratings focus on a company’s ability to make timely payments of principal and interest. The rating scales for these agencies are set out below.

Rating agency	Highest rating	Lowest rating
Standard & Poor’s	AAA (“extremely strong”)	D (“default”)
Moody’s	Aaa (“best”)	C (“lowest”)
Fitch	AAA (“highest”)	D (“default”)

The commercial paper rating scales for these agencies are as follows:

Rating agency	Highest rating	Lowest rating
Standard & Poor’s	A-1 (“extremely strong”)	D (“default”)
Moody’s	Prime-1 or P-1 (“superior”)	Not Prime (“Not Prime”)
Fitch	F-1+ (“exceptionally strong”)	D (“default”)

At June 12, 2007, the relevant ratings for the Company and its principal insurance subsidiaries are as follows:

2006
	Agency	Rating
Insurer Financial Strength Ratings
The Company’s principal insurance subsidiaries	Standard & Poor’s	AA
	Moody’s	Aa3
	Fitch Ratings	AA
Ratings of the Company’s Long Term and Short Term Debt
Senior Debt	Standard & Poor’s	A+
	Moody’s	A2
	Fitch Ratings	A+
Short Term Debt (Commercial Paper)	Standard & Poor’s	A-1
	Moody’s	P-1
	Fitch Ratings	F-1+
Ratings of the Company’s Super subordinated Debt
	Standard & Poor’s	BBB+
	Moody’s	Baa1
	Fitch Ratings	A

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

BUSINESS OVERVIEW

The table below summarizes certain key financial data by segment for the last three years.

CONSOLIDATED GROSS REVENUES AND NET INCOME

				(in Euro million, except percentages)
	Years ended December 31,
	2006		2005			2004
			Restated (a)	As originally presented		Restated (a)	As originally presented
Gross revenues
Life & Savings	50,479	64%		45,116	63%		42,344	63%
Property & Casualty	19,793	25%		18,874	26%		17,852	27%
International Insurance	3,716	5%		3,813	5%		3,363	5%
Asset Management	4,406	6%		3,440	5%		3,084	5%
Other financial services	381	0%		428	1%		387	1%
Gross revenues	78,776	100%		71,670	100%		67,030	100%
Net income
Life & Savings	2,957	51%	2,404	2,404	50%	1,826	1,826	48%
Property & Casualty	1,977	34%	1,737	1,737	36%	1,439	1,439	38%
International Insurance	244	4%	184	184	4%	244	244	6%
Asset Management	610	10%	411	411	9%	304	304	8%
Other financial services	43	1%	82	82	2%	13	13	0%
Net income from operating segments	5,831	100%	4,819	4,819	100%	3,826	3,826	100%
Holding companies	(745)		(500)	(645)		(33)	(88)
Net income	5,085		4,318	4,173		3,793	3,738

(a) Restated means: following clarification of IFRIC agenda committee following IASB decision, AXA has reclassified TSDI instruments (perpetual subordinated debts) into shareholders’ equity for all periods presented in the 2006 financial statements with impact on net income. For additional information on TSDI instruments (perpetual subordinated debts) please refer to note 1 “Accounting principles” to the consolidated financial statements included in Item 18 of this Annual Report.

	2006	2005		2004
Other Financial Data		Restated (a)	As originally presented	Restated (a)	As originally presented
For the years ended December 31,
Net income per ordinary share (in Euro) (b)
Basic	2.61	2.25	2.22	2.06	2.07
Diluted	2.56	2.22	2.19	1.98	1.99
At December 31,
Shareholders’ equity (in Euro million)	47,226	36,525	33,847	31,571	28,523
Average share price (in Euro)	28.1		21.6		17.5
Share price as at December 31 (in Euro)	30.7		27.3		18.2

(a)  Restated means: following clarification of IFRIC agenda committee following IASB decision, AXA has reclassified TSDI instruments (perpetual subordinated debts) into shareholders’ equity for all periods presented in the 2006 financial statements with impact on net income.

(b)  Following any significant capital increase with a stock price lower than the market price, such as ORAN conversion in July 2004, average number of shares and consequently EPS over each period must be restated to take into account this event, in accordance with French regulation.

AXA’S TOTAL ASSETS UNDER MANAGEMENT
			(in Euro million)
		At December 31,
	2006 (a)	2005	2004
AXA (general account assets)	449,099	353,346	313,548
Assets with financial risk borne by policyholders (unit-linked)	176,562	141,410	112,387
Sub-total	625,661	494,756	425,935
Managed on behalf of third parties (b)	689,004	575,117	445,524
TOTA L	1,314,665	1,069,872	871,459

(a) Winterthur (acquired on December 22, 2006) represents €105 billion of total assets under management.

(b) Including Mutuelles AXA.

The table below sets forth AXA’s consolidated gross revenues by segment for each of its major geographic markets for the years indicated:

BREAKDOWN OF AXA’S GROSS REVENUES
	Years ended December 31,
	2006		2005		2004
	Segment contribution (%)	Market contribution to total segment (%)	Segment contribution (%)	Market contribution to total segment (%)	Segment contribution (%)	Market contribution to total segment (%)
TOTAL GROSS REVENUES (IN EURO MILLION)	78,775		71,671		67,030
Life & Savings	64%		63%		63%
France		29%		29%		27%
United States		30%		31%		30%
United Kingdom		9%		5%		6%
Japan		10%		10%		13%
Germany		7%		8%		8%
Belgium		5%		6%		5%
Southern Europe		3%		3%		3%
Other countries		7%		7%		7%
Property & Casualty	25%		26%		27%
France		26%		27%		27%
Germany		14%		15%		16%
United Kingdom (including Ireland)		24%		23%		25%
Belgium		8%		8%		8%
Southern Europe		16%		16%		16%
Other countries		13%		11%		8%
International Insurance	5%		5%		5%
AXA RE (a)		–		38%		31%
AXA Corporate Solutions Assurance		45%		42%		45%
AXA Cessions		2%		2%		3%
AXA Assistance		17%		14%		14%
Others (a)		36%		4%		7%
Asset Management	6%		5%		5%
AllianceBernstein		67%		72%		75%
AXA Investment Managers		33%		28%		25%
Other Financial Services	0%		1%		1%
French banks		15%		15%		26%
German banks		6%		6%		6%
AXA Bank Belgium		77%		78%		67%
Others		3%		1%		1%

(a) Transfer (in 2006 only) of reinsurance activities formerly led by AXA RE to AXA Liabilities Managers (recorded in “Others”), following the sale of AXA RE activities to Stone Point Capital.

For additional information on AXA’s revenues by segments, see note 20 “Revenues by segments and net revenues from banking activities” to the consolidated financial statements included in Item 18 of this Annual Report.
For additional information on AXA’s business segments, see “Item 5 – Operating and Financial Review and Prospects –
Operating Results by Segment” and note 3 “Segmental Information” to the consolidated financial statements included in
Item 18 of this Annual Report.

SEGMENTAL

INFORMATION

Life & Savings segment

AXA offers a broad range of Life & Savings products, including individual and group investment and savings products, as well as life and health products for both individuals and commercial clients. The Life & Savings segment accounted for €50.5 billion or 64% of AXA’s consolidated gross revenues for the year ended December 31, 2006 (2005:
€45.1 billion or 63% respectively).

The table below summarizes AXA’s Life & Savings consolidated gross revenues and gross insurance liabilities by geographic region for the periods and as at the dates indicated:

(in Euro million, except percentages)

	Gross revenues						Gross insurance
	Years ended December 31,						liabilities at December 31,
	2006		2005		2004		2006 (c)
France	14,797	29%	13,228	29%	11,538	27%	109,149
United States (a)	15,389	30%	13,940	31%	12,847	30%	107,408
Japan	5,027	10%	4,735	10%	5,526	13%	28,899
United Kingdom	4,292	9%	2,395	5%	2,420	6%	101,396
Germany	3,681	7%	3,585	8%	3,499	8%	53,238
Belgium	2,512	5%	2,734	6%	2,188	5%	22,003
Southern Europe	1,357	3%	1,439	3%	1,333	3%	12,056
Others	3,424	7%	3,059	7%	2,993	7%	67,739
Australia and New Zealand	1,254	2%	1,225	3%	1,153	3%	10,704
Hong Kong	1,041	2%	831	2%	734	2%	6,076
TOTAL	50,479	100%	45,116	100%	42,344	100%	501,886
Of which:
Gross written premiums	48,786		43,496		41,103
Fees and charges relating to investment contracts with no participating features	608		509		417
Other revenues(b)	1,084		1,111		824

(a) MONY was acquired on July 8, 2004, and represents €980 million in 2004 and €1,381 million in 2005 of the revenues recorded.
(b) Includes revenues from other activities (mainly commissions and fees on mutual funds sales).
(c)  Winterthur represents €87,328 million of total gross insurance liabilities, of which €34,800 million in Switzerland.

Markets and competition

In the Life & Savings segment, AXA operates primarily in Western Europe (including France, the United Kingdom,
Germany, Belgium and Southern Europe), the United States and Japan. In addition, AXA offers investments and savings, and life and health products in other countries, such as Australia and New Zealand, but also in Asia (notably
Hong Kong, Singapore and China), in Europe (including the Netherlands, Luxembourg, Switzerland and Turkey) and in
the Middle East. The products in these markets are offered through various distribution channels, including exclusive agents, salaried sales forces, brokers and independent financial advisers, and bank networks. See the “Distribution channels” section below.

The nature and level of competition vary among the countries in which AXA operates for all the types of individual and group Life & Savings products sold by AXA. Many other insurance companies offer similar products to those offered by
AXA, and, in some cases, also use similar marketing techniques. In addition, AXA may compete with banks, mutual fund companies, investment advisers and other financial institutions for sales of savings-related investment products and, to a lesser extent, life insurance products.

The principal competitive factors affecting the Life & Savings business include:

– size, strength and quality of the distribution channels, in particular the quality of advisors,

– range of product lines and product quality, feature functionality and innovation,

– price,

– quality of service,

– investment management performance,

– historical levels of bonuses with respect to participating contracts,

– crediting rates on fixed products,

– reputation, visibility and recognition of brand,

– quality of management,

– ratings for an insurer’s financial strength and claims-paying ability (at December 31, 2006, the main Life & Savings entities of the AXA Group were rated AA by Fitch Ratings, AA by Standard & Poor’s and Aa3 by Moody’s, which enable them to be among the companies with very strong ratings for financial strength), and

– changes in regulations that may affect the policy charge structure relating to commission and administrative charges.

In 2006, local insurance markets’ growth was impacted by a number of factors. The ageing population and the continuing shift of financial responsibility from governments to individuals are worldwide factors that have increased the demand in the retirement market for new products and the need for advisory related services. In addition, the global economic growth fuelled the demand for wealth management services.

The integration of the European markets, the opening of emerging markets in Asia and Central and Eastern Europe, and regulatory changes in certain countries toward more transparent tariffs and fees intensified the competition level, reduced development prospects and hindered profitability.

As a result, AXA has developed and will continue to develop local answers in response to the needs of its customers taking into account the current local business environment.

The table below presents the main Life & Savings insurance markets in which AXA operates ranked by worldwide gross revenues in 2005, along with AXA’s estimated ranking (by market share).

	Based on worldwide gross revenues in 2005
	Country Statistics (a)		AXA (b)
COUNTRIES	Ranking	% revenues	Ranking	% revenues
United States	1	25%	4(c)	8%
Japan	2	19%	14	2%
United Kingdom	3	12%	8(d)	5%
France	4	8%	3	9%
Germany	6	5%	8	4%
Belgium	11	2%	4	11%
Southern Europe
– Spain	16	1%	14	2%
– Italy	5	5%	13	1%
– Portugal	24	1%	8	2%

(a) Source: Swiss Re, Sigma report 2006 “World insurance in 2005”.
(b) Source AXA, mainly based on national insurance association data for each specific country.
(c) Relates to the variable annuity products.
(d) Based on annualized new business premium equivalent (regular premiums plus one-tenth of new business single premiums).

For additional information on markets, see section “Insurance and Asset Management Markets” included in Item 5
“Operating and Financial Review and Prospects” of this Annual Report.

Customer relationship

In 2006, AXA Group had approximately 52 million customers worldwide. The breakdown of AXA customers was as follows: for Life & Savings and Property & Casualty businesses approximately 33 million in Europe, 9 million in
Asia/Pacific, and 5 million in North America, and approximately 4 million customers for AXA’s Asset Management companies.1

AXA targets both individual and commercial customers. Individual customers pertain to all the socio-economic categories, and include families with or without children, employees and retirees. Commercial customers include mainly small and medium-sized enterprises (SMEs).

In France, AXA organization is driven by clients: individual customers on the one hand (approximately 8 million customers), and commercial clients on the other hand, (approximately 200,000 companies). AXA has developed a segmented approach to customer relationship based on the category of clients, using specific scoring tools to retain clients with high added value as well as to enhance cross-selling.

In the United States, AXA targets primarily affluent and emerging affluent individuals such as professionals and business owners, as well as employees of public schools, universities, not-for-profit entities and certain other tax-
exempt organizations.

In the Belgian market, in 2006, approximately 50% of the households had at least one insurance or banking product with
AXA1.

(1) Source: AXA.

AXA Japan’s customer base has been built on strong relationships within the chambers of commerce (CCIs) market, with exclusive partnerships with more than 70% of CCIs nationwide. Within CCIs, two distinct customers can be identified, on the one hand, the companies that need efficient savings products and group insurance coverage for their employees, and, on the other hand, the individuals looking for a broad range of personal insurance products.
Employees and retirees of large corporations are another significant customer segment with sales, predominantly medical, coming through regular solicitations.

Targeting mass affluent customers and retirees

As a result of the market opportunities opened by regulatory changes, the ageing population, increasing risk aversion, and economic expansion, AXA has decided to focus more specifically on certain segments of individual customers, including mass affluent individuals and retirees. In addition, specific approaches to markets were pursued depending on local and historical context wherever it was seen as opening opportunities.

In the United States, variable and interest-sensitive insurance is targeted at individuals in middle-to-upper income levels for protection and estate planning purposes, business owners to assist in, among other things, business continuation planning and funding for executive benefits, professional and trade associations.

In the United Kingdom, AXA’s individual clients are concentrated in higher socio-economic groups, typically investing in short-term bonds or in the long-term pension policies. During 2006, AXA invested significantly to improve its offering to individuals including launching an open architecture offering to widen investment choice (including “self investment”).
AXA also targets individuals who require financial protection against events such as illness or death, as well as older clients from lower socio-economic groups with policies that cover funeral expenses upon death.

In Germany, within life and health, AXA has identified the medical sector as a strategic target with a profitable and affluent customer group. Special tariffs and product features are designed according to the particularities of this target.
Moreover, a specialized tied agent organization with a separate label “Deutsche Ärzteversicherung” gives AXA a preferred access to this customer group.

Products and services

AXA’s Life & Savings products include a broad range of investments and savings, and life and health products marketed to individuals and commercial clients, the latter in the form of group contracts. The Life & Savings products offered by
AXA include term life, whole life, universal life, endowment, deferred annuities, immediate annuities, and other investment-based products. The health products offered include critical illness and permanent health insurance products. The types and specificities of the products offered by AXA vary from market to market.

Product types by nature of risk

Investment and savings products include:

– Deferred annuities, which may be purchased with either a single premium or regular premiums. A deferred annuity has two distinct periods: an accumulation period and an annuity payment period. Typically, more flexibility is permitted in premium payments for longer deferred periods. The premium can be invested in the general account of the company, or in a choice of unit-linked funds. Also known as variable annuities in the United States, these products often include optional guarantees (for a fee) such as guaranteed minimum income – or annuity – benefit (GMIB), guaranteed minimum death benefit (GMDB) and guaranteed minimum withdrawal benefit (GMWB).

– Pure savings which provide investment return to policyholders, while AXA bears the investment risk.

– Universal savings, which is the same as universal life but has no significant death benefit component. See below for a description of universal life products.

Life products include:

– Term assurance, which provides a death benefit for a limited period of time.

– Whole life products, which provide a death benefit over a person’s entire lifetime or to a certain age, such as age 95 or 100, as long as the required premiums are paid.

– Universal life products, which are all unbundled products that include a significant death benefit component. Funds can be invested in unit-linked and / or general accounts.

– Endowment products, which pay a level death benefit for a limited period of time or to age 65. An endowment benefit is paid at the end of that period if the insured is still alive.

– Disability products, which pay a benefit in case of disability. The benefit can be a lump sum, or a percentage of the income paid over a specified period of time.

– Immediate annuity products, which are usually single premium products with no previous accumulation period, which promise regular payments for a fixed period of time or over someone’s lifetime.

Health products offer reimbursement of medical expenses or provision of medical services.

Mutual funds offered by insurance companies are open-ended funds operated by an investment company, which raises money from its shareholders and invests in a group of assets, in accordance with a stated set of objectives.

Participating contracts

Certain of AXA’s Life & Savings products are participating contracts, which enable the policyholders to participate in the excess assets over liabilities (the surplus) of the insurance company issuing the contract through an interest or bonus payment. AXA offers this type of participating contracts in most of its main Life & Savings operations. The policyholder may participate in the investment return and/or in part of the operating profits earned by the issuing company. The nature and extent of such participation vary from country to country.

Contracts with financial risk borne by the policyholders (unit-linked)

In general, for contracts with financial risk borne by the policyholders, the investment risk (and reward) is transferred to the policyholder while the issuing company earns fee income from managing the underlying assets. However, there may be certain types of unit-linked products that offer guarantees, such as guarantees of minimum living benefits or death benefits.

New products and commercial successes

To attract and retain clients, especially in the strategic segments identified, AXA has developed new solutions to meet the needs of the targeted customer groups. In addition, new products have been designed to support AXA’s cross-
selling strategy and thus improve client retention and enhance value for the clients. Recently, a range of successful or innovative products was launched in AXA’s main markets. Some of them are adaptations to the local context of successful experience abroad such as “Twinstar” in Germany derived from the U.S. Accumulator product which is a variable annuity product with enhanced guarantee features.

In France, AXA offers a full range of products for individual and commercial customers, and enhanced its product offering in 2006 with the launch of new individual products, such as “Arpèges”, which is an universal life product with a large range of funds, services and guarantees, and “Prêt-à-Protéger”, which is a protection product distributed through the tied agents’ channel with a promising start. The universal life product “Odyssiel” and the life product
“Héliade”, launched through the salaried sales force, appear to be commercial successes. Commercial business is mainly driven by group products with large companies, which are tailor-made contracts addressing each companies main issues.

In the United States, AXA is among the country’s leading issuers of variable annuity and variable life insurance products. Variable annuity and variable life insurance products offer customers the opportunity to invest some or all of their account values in various separate account investment options. A significant portion of the variable annuities sold by AXA offer one or more enhanced guarantee features in addition to the standard return of principal death benefit guarantee. Such enhanced guarantee features may include an enhanced guaranteed minimum living benefits such as
GMIB and GMWB. GMIB is the predominant guaranteed minimum living benefit elected by AXA’s customers.

In the United Kingdom, “Investment Bonds” are savings products which provide packaged investment solutions
(including self investment) to individuals with a tax efficient Life & Savings insurance wrapper. Product innovation and wide investment choice have made AXA a UK market leader in offshore Investment Bonds.

AXA Japan has a long established and leading share of the profitable medical insurance market, through a wide range of products such as Medical Term, Medical Whole Life and Medical Rider. Similarly, in life business, a wide range of term products are purchased by AXA SME clients. Over the past few years AXA’s savings product range has expanded to include a number of new and innovative variable annuities to support AXA’s expansion into the bancassurance market.
Some of these products have been developed in collaboration with other companies within the AXA Group (for example, AXA Financial for the “Accumulator” variable annuity).

In Germany, AXA has improved its competitiveness with the launch of Twinstar, the first variable annuity product with living benefits in Germany. The product concept allows a clear differentiation from competition by offering guarantees that are tailored to the client needs. The product won an innovation award by Cash Magazin1 in 2006. The product is sold by the German branch of AXA Life Europe and has been positioned in the market successfully as a complement to the existing product offer. The Twinstar launch was an example of the successful transfer of local expertise around the AXA Group.

In Southern Europe, AXA has launched easy-to-sell packaged products, such as “ticket life”, a simple life product with only one question required to underwrite. AXA Italy was the first company to introduce a “double engine” investment and savings product for both regular and single premiums, which allows the policyholder to switch between unit-linked and general account investment.

In Australia and New Zealand, AXA has leveraged the capabilities of the global group and local multi-manager expertise to build a market offering that is differentiated by its breadth of investment styles and asset classes, and by its quality. This capability has been recognized through high research house ratings and awards such as the Money
Management 2005 Fund Manager of the Year in Australia and the Fundsource Research 2006 Fund Manager of the
Year for New Zealand equities and for International Fixed Interest in New Zealand. In advice, AXA continues to be a leader in the provision of lifestyle financial planning and quality financial advice2.

(1) Financial Advisor Award granted by Cash media Group in August/September 2006 issue.
(2) Source: AXA, in 2006.

In Hong Kong, using the experience of AXA in Australia, AXA launched the first true multi-manager investment platform in Hong Kong, Elite MPF, as part of AXA MPF retirement offer, in early 2005. In recognition of the market leading nature of Elite MPF, AXA received the Asian Investor magazine “MPF Master Trust of the Year Award” for 2006. In July 2006,
AXA extended its multi-manager proposition to the retail unit trust offers, which allows individual customers to invest their monies in the multi-manager platform in a more flexible manner.

The table below presents consolidated gross revenues (after inter-segment eliminations) and gross insurance liabilities by major product for the periods and as of the dates indicated for AXA’s Life & Savings segment.

LIFE & SAVINGS SEGMENT
(in Euro million)
	Gross revenues						Gross insurance
	Years ended December 31,						liabilities at December 31,
	2006		2005		2004		2006 (a)
Individual	26,319	54%	22,783	52%	20,368	50%	206,980
Group	3,031	6%	2,609	6%	2,259	5%	30,297
Retirement/annuity/investment contracts	29,349	60%	25,392	58%	22,627	55%	237,278
Life contracts (including endowment contracts)	13,031	27%	11,775	27%	11,891	29%	153,895
Health contracts	4,468	9%	4,387	10%	4,552	11%	12,772
Other	1,938	4%	1,942	4%	2,033	5%	14,014
Sub-total	48,786	100%	43,496	100%	41,103	100%	417,959
Fees and charges relating to investment contracts with no participating features	608		509		417		57 243
Fees, commissions and other revenues	1,084		1,111		824
Liabilities arising from policyholder’s participation							24,734
Unearned revenues and unearned fees reserves							2,080
Derivatives relating to insurance and investment contracts							(130)
TOTAL Revenues and Liabilities	50,479		45,116		42,344		501,886
of which
Contracts with financial risk borne by policyholders (unit-linked)	18,793	39%	13,216	30%	7,696	19%	176,113
UK “With-Profit” business	941	2%	953	2%	1,034	3%	30,681

(a) Winterthur represents €87,328 million of total gross insurance liabilities.

UK “With-Profit” business

A participating contract, specific to the United Kingdom and known as the “With-Profit” contract, was offered by AXA
Sun Life until 2002. Under “With-Profit” contracts, the policyholders are entitled to receive a share of the profits arising from the invested policyholders’ premiums which includes regular bonuses and terminal bonuses. The regular bonuses are designed to provide a return to the policyholder through a periodic increase in benefits and are credited to the policyholder. Once credited, regular bonuses are guaranteed to be paid at maturity, death or as otherwise specified in the policy. Terminal bonuses, which are not guaranteed in advance of payment are designed to provide policyholders with their share of total investment performance and other experience of the fund (including expenses, mortality experience and income taxes) over several periods. Terminal bonuses can represent a significant portion of the total amount paid at maturity or upon surrender prior to maturity and are at the discretion of the Board of Directors.

Following policyholder and court approvals, in 2001 AXA Equity & Law underwent a financial reorganization whereby the life insurance funds were transferred to AXA Sun Life and fundamentally restructured. A portion of the assets that accumulated over the years (which we refer to in this Annual Report as the “inherited estate”) were attributed to AXA as the shareholder, less a portion allocated to the “With-Profit” policyholders in the form of a reorganization bonus.

Distribution channels

AXA distributes its products through exclusive and non-exclusive channels that vary from country to country.
Exclusive channels include exclusive agents, salaried sales forces and direct sales including mail, telephone and internet. Non-exclusive channels include brokers, independent financial advisors, aligned or wholesale distributors and partnerships including financial institutions, especially banks, and non-financial institutions such as car dealers.

Exclusive agents are individuals or firms commissioned by a single insurance company to exclusively sell its products on its behalf. Tied agents are a typical example of exclusive agents.

Salaried sales forces are salespeople employed by a single insurance company (or an affiliated company) to exclusively sell the company’s products.

Direct marketing relates to all sales made through mail, telephone, and internet.

Brokers are independent firms who negotiate with insurance companies on behalf of customers. As opposed to exclusive agents they can work with different insurance companies.

Independent financial advisors are individuals or firms who provide financial advice to customers and negotiate related policies with insurance companies on behalf of customers.

Aligned distributors are independent individuals or firms who have chosen AXA to provide them with a full range of dealership services. They negotiate, on behalf of customers, policies of various insurance companies among a range of products selected by AXA.

Partnerships are sales agreements between an insurance company and another company from the financial services industry, especially banks, or from another industry such as car dealers. The insurance company and its partners might be involved in a joint-venture.

The distribution network is the starting point of the relationship with customers. Ease of access and initial contact with
AXA employees often determine the customer’s view of the company. AXA’s distribution strategy focuses on strengthening traditional channels and developing new ones, such as the internet, direct selling and partnerships. Staff hiring, retention of veteran staff, professionalism and commercial performance are the main initiatives to strengthen distribution channels. To face more volatile and more demanding customers, AXA considers that the diversification of distribution channels improves the opportunities to create contact with the AXA customer base.

AXA also takes into account the characteristics of each local market. For instance, the Belgian market is dominated by bank-insurers. As a result, AXA has developed a multi-channel distribution strategy relying mainly on three distribution channels: its own network of bank agents acting as brokers, brokerages and its small exclusive insurance agent’s network. AXA also diversifies its distribution through partnerships.

In France, the salaried sales force is the main contributor to the individual business, whereas brokers are mainly distributing group products. In 2006, to attract professionals and mass affluent customers, AXA reinforced its dedicated life specialist tied agents sales force. This channel continued to grow at a fast pace in 2006 and contributed to approximately 10% of individual savings premiums. AXA increased agent support with dedicated customer service platform. AXA continues to reinforce its links with independent financial advisors whose development outperforms the market. This channel contributed to 10% of individual savings premiums.

In the United States, AXA distributes products directly to the public through financial professionals associated with
AXA Advisors and AXA Network. These financial professionals also have access to and can offer a broad array of products and services from unaffiliated insurers and other financial service providers. AXA also distributes its annuity and life insurance on a wholesale basis through AXA Distributors to third-party national and regional securities firms, independent financial planning and other broker-dealers and banks. In the past few years, AXA has focused on the expansion of the planner channel, a fast growing independent financial advisor distribution channel. AXA continues to implement a comprehensive approach toward this channel through increasing staff, continued product innovation, enhancing services and increased frequency and quality of the contact.

In the United Kingdom, AXA relies mainly on the independent financial advisor distribution channel, where it holds a
6.9% market share1 in 2006. In 2006, AXA invested heavily in relationship management, including the launch of innovative advisor tools enabling the advisor to model asset risks and returns. It assists the independent financial advisor in delivering strategic asset allocation advice to customers. During 2006, AXA also announced the acquisition of Thinc Destini, an independent financial advisor network, which AXA expects will strengthen AXA’s distribution presence in the United Kingdom, build its advisory capabilities and allow it to take a stake in another part of the insurance value-chain. AXA also has a small tied advisor network in the United Kingdom selling AXA products and a distribution agreement with a major United Kingdom mortgage provider.

In Japan, AXA has a well-established, balanced and diversified distribution model. AXA Advisors, a salaried sales force channel and the largest distribution channel of AXA in Japan, has strong relationships within the small and medium-
sized enterprises and Chambers of Commerce (CCI) market focusing on medical and savings products. To reinforce growth, AXA Advisors have launched a number of initiatives aimed at increasing new recruits, improving retention and boosting productivity. AXA also targets the rapidly expanding bancassurance market via a range of innovative variable annuity products. Whilst a relatively new area of focus, customers looking to purchase insurance from mega and smaller independent financial advisors are catered for via the AXA Agent and AXA Corporate channels.

In Germany, AXA sells its products through a variety of distribution channels: tied agents, brokers, banking and insurance partnerships and salaried sales force. To reach one of its strategic target groups, the medical sector, AXA had, as of 2006, 330 specialized tied agents offering life and non-life products for the medical sector. In recent years,
AXA has broadened its distribution base with increasing sales through brokers, banks and corporation partners in

(1) Source: ABI (Association of British Insurers).

addition to tied agents. A new important partnership with the SEB-Bank started to operate in January 2007. In an effort to attract and retain distributors, AXA also optimized the application process by direct routing, case-ownership and direct feedback to the brokers and agents. With respect to health products, this allows AXA to guarantee same-day processing for all applications coming in before noon1.

In Southern Europe, exclusive networks are developing strongly, owing to organic growth initiatives (mass trainings of agents, advertisement of investments on direct channel), as well as external growth (recruitment of new agencies). As far as non-exclusive networks are concerned, the strategy is focused on the development of distribution partnerships with banks.

In Australia, AXA has developed a diversified distribution capability, including owned advice practices (ipac, Tynan
Mackenzie and Monitor Money), aligned advisers (AXA Financial Planning and Charter Financial Planning) and
independent financial advisers. Similarly, AXA’s distribution capability in New Zealand includes owned advice practices
(Spicers), aligned advisers, brokers, banks and partnerships. The owned advice practices are the largest of their type in each country, while the aligned networks are ranked #52 in Australia and #23 in New Zealand, in terms of number of advisers. AXA has developed a number of “industry first” programmes to recruit new advisers, establish new advice practices, support the growth of existing adviser practices and increase adviser productivity. AXA is also actively acquiring practices and transitioning them to the ipac model.

In July 2006, AXA Hong Kong launched a pilot of the new “Network” distribution channel. “Network” is a semi aligned channel targeting middle tier advisers. It represents a first step for AXA Hong Kong toward introducing a dealership practice model alongside its existing agency force. AXA Advisers, a leading non-bank salaried channel in Hong Kong, continued to be one of the highest productivity salaried channels in Hong Kong. AXA is now building AXA Financial
Planning, a salaried financial planning team targeting the wealth management needs of local small and medium-sized enterprises.

The split by distribution channels used by AXA’s principal Life & Savings operations, based on consolidated gross revenues for the years ended December 31, 2006 and 2005, is presented below:

BASED ON GROSS WRITTEN PREMIUMS
IN 2006
	Agents, salaried salesforce, direct sales, and marketing	Intermediaries / independent advisers / brokers	Other networks, including corporate partnerships and bank networks
France	51%	42%	7%
United States	56%	18%	26%
Japan (a)	54%	–	46%
United Kingdom (b)	21%	75%	4%
Germany	50%	37%	13%
Belgium	–	99%	1%
Southern Europe	75%	12%	13%
(a) Gross written premiums are split based on new business by channel.
(b) Gross written premiums under IFRS overweight the share of agents, salaried salesforce and direct sales and marketing in the United Kingdom.

(1) Source AXA, in 2006.
(2) Money Management Top 100 dealer Groups Survey, June 2006.
(3) Source AXA, estimation at December 2006.

BASED ON GROSS WRITTEN PREMIUMS
IN 2005
	Agents, salaried salesforce, direct sales, and marketing	Intermediaries / independent advisers / brokers	Other networks, including corporate partnerships and bank networks
France	57%	35%	9%
United States (c)	59%	30%	11%
Japan (a)	64%	–	36%
United Kingdom (b)	28%	64%	8%
Germany	48%	39%	13%
Belgium	3%	90%	7%
Southern Europe	67%	13%	19%

(a)  Based on APE.
(b)  Gross written premiums under IFRS overweight the share of agents, salaried salesforce and direct sales and marketing in the United Kingdom.
(c)  In 2006, there was a realignment of wholesale distribution channels in the U.S., resulting in an inconsistent classification between 2005 and 2006. If 2005 had been restated, the “intermediaries” share would have been 14% and the “other networks” 27%.

Surrenders and lapses

For most Life & Savings products, fees and revenues are accrued over time, while costs to the issuing company in the first year are higher than costs in subsequent years due to first year commissions and the costs of underwriting and issuing a contract. Consequently, the rate of policies remaining in-force and not lapsing, also known as the “persistency rate”, plays an important role in profitability. The majority of individual Life & Savings products issued by AXA may be surrendered for a cash surrender value. Most of the individual Life & Savings products issued by AXA have front-end charges to the policyholder (or subscription fees), which are assessed at the inception date of the contract and/or surrender charges (charges assessed in the case of early surrender). Both front-end charges and surrender charges are intended to offset a portion of the acquisition costs.

Total surrenders and lapses for 2006, and the ratio of surrenders and lapses to gross surrenderable insurance reserves at the beginning of the periods indicated are presented below:

	Years ended December 31,
	2006	2006	2005	2004
	Total surrenders & lapses (in Euro million)	Surrender & lapse ratio
		%	%	%
France	6,074	6.9%	6.6%	6.8%
United States (a)
– Individual life	1,268	4.2%	4.2%	4.9%
– Individual retirement	6,211	9.2%	8.6%	8.2%
Japan (b)	1,912	7.4%	8.0%	10.9%
United Kingdom	7,507	12.0%	8.9%	8.4%
Germany (excluding Health)	416	2.2%	2.2%	2.7%
Belgium	486	4.0%	4.2%	3.5%
Southern Europe	593	8.4%	6.7%	5.3%
– Spain	215	6.7%	6.1%	5.1%
– Italy	327	12.1%	8.3%	6.6%
– Portugal	51	5.2%	4.5%	4.2%
(a)  Amounts reported for the U.S. operations exclude lapses and institutional assets backing contracts with financial risk borne by the policyholders (unit-
linked) (€347 million in 2006).
(b)  Including conversions in Japan.

Changes induced by the Fourgous law in France have led to a marginal increase in the surrender and lapse rate as it gave the opportunity to policyholders to switch their Life & Savings contracts backed by the general account to a unit-
linked contract while retaining the fiscal benefits of their previous contracts.

In the United Kingdom, the simplification of pension legislation (A day) in 2006 encouraged policyholders to take the opportunity to review their product holdings. This led to an increase in surrender rates in pension products, resulting in an increase in the total surrender and lapse rate from 8.9% in 2005 to 12.0% in 2006.

In Japan, the main drivers for the improvement in lapses and surrenders are lower conversions and lower group pension transfers. This impact is almost offset by higher surrenders mainly driven by the maturation of the inforce portfolio of contracts.

In Southern Europe, the unfavorable experience in surrender rate was mainly due to the market interest rate increase in 2006.

Property & Casualty segment

AXA’s Property & Casualty segment offers a broad range of products including motor, household property and general liability insurance for both personal and commercial customers, targeting mainly small to medium sized companies, and in certain countries health products1. The Property & Casualty segment accounted for €19.8 billion, or 25% of AXA’s consolidated gross revenues for the year ended December 31, 2006 (2005: €18.9 billion or 26% respectively).

The table below summarizes AXA’s Property & Casualty consolidated gross revenues (after inter-segment eliminations)
and gross insurance liabilities by geographic region for the periods and as at the indicated dates.

PROPERTY & CASUALTY SEGMENT
					(in Euro million, except percentages)
	Gross revenues Years ended December 31,						Gross insurance
	2006		2005		2004		liabilities at December 31, 2006 (a)
France	5,187	26%	5,070	27%	4,895	27%	10,816
Germany	2,745	14%	2,785	15%	2,796	16%	6,025
United Kingdom (& Ireland)	4,721	24%	4,393	23%	4,469	25%	7,177
Belgium	1,511	8%	1,451	8%	1,430	8%	6,761
Southern Europe	3,152	16%	3,012	16%	2,901	16%	6,619
Other countries	2,477	13%	2,163	11%	1,361	8%	8,887
TOTAL	19,793	100%	18,874	100%	17,852	100%	46,286
of which:
Gross written premiums	19,741		18,831		17,810
Other revenues	52		43		42
(a) Winterthur represents €9,525 million of total gross insurance liabilities, of which €4,760 million in Switzerland.

(1) For historical reasons, some countries classified health insurance in the Property & Casualty segment, while other countries classified it in the
Life & Savings segment. AXA chose to comply with local classification.

Market and competition

In the Property & Casualty segment, AXA operates mainly in the main Western European markets, including France,
Germany, the United Kingdom, Belgium and Southern Europe (Italy, Spain and Portugal). AXA offers personal and commercial Property & Casualty insurance products in other countries in Europe (including the Netherlands,
Luxembourg, Switzerland and Turkey), as well as in Canada, Asia (notably Japan, Singapore and Hong Kong), the
Middle East, and Morocco.

The nature and level of competition vary among the countries in which AXA operates. AXA competes in each of its
Property & Casualty products and geographic markets with other insurers. In Western European countries, a large proportion of customers hold one or more Property & Casualty products. Overall, the Property & Casualty insurance industry tends to be cyclical with surplus underwriting capacity leading to lower premium rates. Throughout 2006, the market cycle softened, which means that competition tends to increase pressure on insurance price. Many customers became very price-oriented when looking for a new insurer.

The principal competitive factors are as follows:

– Price,

– Quality of service,

– Distribution network,

– Brand recognition,

– Ratings for financial strength and claims-paying ability (at December 31, 2006, the main Property & Casualty entities of the AXA Group were rated AA by Fitch Ratings, AA by Standard & Poor’s and Aa3 by Moody’s, which enable them to be among the companies with very strong ratings for financial strength), and

– Changes in regulations, which may affect premium rates charged or claims settlement costs paid.

For additional information on markets, see section “Insurance and Asset Management Markets” included in “Item 5 –
Operating and Financial Review and Prospects” of this Annual Report.

The table below presents the Property & Casualty markets in which AXA operates ranked by worldwide gross revenues in 2005, along with AXA’s ranking (by market share).

PROPERTY & CASUALTY
	Based on worldwide gross revenues in 2005
	Country Statistics (a)		AXA(b)
COUNTRY	Ranking	% gross revenues	Ranking	Market share
Germany	2	7%	8	5%
United Kingdom (c)	3	7%	5	6%
France	5	5%	1	16%
Belgium	14	1%	1	16%
Southern Europe
– Spain	8	2%	3	5%
– Italy	6	3%	9	3%
– Portugal(d)	26	–	3	9%

(a) Source: Swiss Re, Sigma report 2006 “World insurance in 2005”.
(b) Source: AXA, mainly based on national insurance association data for each specific country.
(c) United Kingdom, including Health, but excluding Ireland.
(d) Portugal, including Health.

For more details on market description, refer to “Item 5 – Operating and Financial Review and Prospects”, section
“Insurance and Asset Management Markets”.

Customer relationship

For a description of the customer base in the Property & Casualty segment, please refer to the “Customer relationship”
section in the Life & Savings segment.

In the Property & Casualty segment, AXA believes that development of value should take three directions: development of individual offers that build on objective socio-demographic characteristics and recorded behavior, cross-selling to enhance customer loyalty and added value, and growth in the SME market.

In France, AXA developed a segmented approach based on the category of clients, using specific scoring tools to retain clients with high added value as well as to enhance cross-selling.

In the United Kingdom, AXA aims at becoming leader in the market of insurance services to the SME market. AXA is in the second year of an initiative to provide services that consistently meet customer expectations. In the United
Kingdom, AXA was awarded “Best Personal and Medical Insurance Provider 2006” in the Your Money Direct Awards.

In Germany, AXA concentrates on special initiatives for customers with low risk profiles and offers a number of targeted group products. In 2006, AXA introduced rebates for motor customers which have no records of traffic infringements.
Besides an innovative product offer, AXA benefits from a good service quality in terms of claims handling as well as widespread local organization with competent contact persons for sales partners leading to strong customer satisfaction1.

In Southern Europe, in 2006, notably in Italy, AXA focused on improving the quality of the service delivery through an acceleration of the claims settlement process. In Italy, the last edition of “Customer Scope” survey highlighted a progression of overall satisfaction of 7 points in 2006 compared to 2005.

Products and services

AXA’s Property & Casualty insurance operations offer a broad range of products including motor, household, property and general liability insurance for both personal and commercial customers, targeting mainly small to medium sized companies, and, in certain countries, health products. In addition, AXA offers engineering services to support prevention policies in companies.

(1) Source: AXA.

The table below sets forth consolidated gross revenues and gross insurance liabilities by major product for the periods and as at the dates indicated.

PROPERTY & CASUALTY INSURANCE SEGMENT
					(in Euro million, except percentages)
	Gross revenues						Gross insurance
	Years ended December 31,						liabilities at December 31,
	2006		2005		2004		2006 (a)
Personal lines
Motor	6,595	33%	6,213	33%	5,891	33%	14,835
Homeowners/household	3,042	15%	2,815	15%	2,626	15%	3,059
Other	2,516	13%	2,536	13%	2,359	13%	5,762
Commercial lines
Motor	1,427	7%	1,368	7%	1,244	7%	2,679
Property damage	2,244	11%	2,096	11%	2,031	11%	2,748
Liability	1,404	7%	1,359	7%	1,320	7%	7,136
Other	2,237	11%	2,107	11%	2,008	11%	9,011
Other	275	1%	336	2%	331	2%	872
TOTAL	19,741	100%	18,831	100%	17,810	100%	46,102
Liabilities arising from policyholder’s participation							184
TOTAL							46,286

(a) Winterthur represents €9,525 million of total gross insurance liabilities.

To attract and retain clients, new products are designed to add value for the clients and support cross-selling, thus improving client retention. Recently, a range of successful or innovative products were launched in AXA’s main markets.

In France, in personal lines, mainly motor and household, products are more segmented in order to better fit all client needs, and focus on the development of customer loyalty. Several products were launched in 2006, such as a dedicated package to owners of more than 8 year-old cars and household insurance products for renters. In commercial lines, development is focused on the liability and construction business, as well as some niche products, relying on the expertise of teams and quality of processes. Priority is also put on services enabling AXA to strengthen client loyalty such as prevention initiatives in motor and liability, through, for instance, AXA Prévention, a non-profit organization, which encourages more responsible driving manners and other concrete actions to contribute to lowering the car accident frequency. AXA France pursued the development of service offerings to small and medium-sized enterprises such as crisis management, and developed service commitments such as claims payments in less than 72 hours.

In Germany, AXA launched, in retail motor, a dual product offer in 2002 focusing on both price sensitive and service-
oriented customers, which has allowed AXA to grow steadily since then. Targeting SME customers, AXA introduced, in
2006, a flexible product, Profischutz, a combined property and liability product that adapts to the needs of the client company by choosing the appropriate components. AXA has also launched a new combined accident and care annuity product solutions, a unique market mix.

In Belgium, in commercial lines, new assistance covers are progressively integrated into all products. For medium businesses, packaged products have been customized for specific professions, for instance the Talisman package for car repair shops.

In Southern Europe, AXA believes that it should distinguish itself in the market by developing innovative services and products such as: in Spain, access to best European surgeons for a car accident victim and launch of a new motorbike product combined with an affinity club membership, based on the Club 14 offer in France. In motor, a “pay as you drive”
offer, which is based on GPS technology, has been developed in Italy. AXA spurs cross-selling initiatives such as in
Spain, aiming at taking advantage of its strong motor portfolio by increasing the proportion of clients with comprehensive motor coverage, at an improved tariff and with lower commissions. In Portugal, insurance prices are frozen during 3 years for clients without claims, aiming at improving client retention.

Distribution channels

AXA distributes its Property & Casualty insurance products through a number of channels that vary from country to country, including exclusive agents, brokers, salaried sales forces, direct marketing (mail, telephone or internet sales)
and banks and other partnerships including car dealers. In Europe, the same distribution channels are used by both
AXA’s Life & Savings operations and Property & Casualty operations. For a description of the distribution channels, please refer to the “Distribution channels” section in the Life & Savings segment.
Development of distribution channels is key to reach targeted customers and overall for the profitability of the activity.

In France, developing the exclusive agents’ networks is a key element of AXA’s Property & Casualty distribution strategy driven by a focus on segmentation and increased professionalism of selected agents to develop the commercial business. Internet is also taking a growing part as AXA takes advantage of the Avanssur experience, a direct distribution channel by phone.

In the United Kingdom, intermediaries remained a key distribution channel in 2006, and, during the year, AXA acquired a specialist Personal and Medical Insurance intermediary, and agreed to an innovative distribution partnership with a leading UK retailer for distribution of healthcare products. As consolidation continued in the intermediary market in
2006, AXA focused on growing direct and affinity channels.

In the German market, tied agents are the dominant sales channel for Property & Casualty products. Brokers are gaining more importance, especially in the commercial segment. For AXA Germany, in the last three years, brokers signed a growing share of the business in the retail market. In addition, direct business, especially via the internet, is growing fast and has become a relevant sales channel in motor. AXA’s direct sales channel is responsible for more than
10% of the motor premiums in 2006.

In Southern Europe, exclusive networks are strongly developing, owing to organic growth initiatives including mass training of agents and advertisement for the direct channel, as well as external growth such as acquisition of new agencies.

The split by distribution channel used by AXA’s Property & Casualty operations, based on gross revenues for the year ended December 31, 2006 and 2005, is presented below.

BASED ON GROSS REVENUES IN 2006
	General agents and salaried salesforce	Intermediaries, independent advisers & brokers	Direct sales and marketing	Other networks, including corporate partnerships and bank networks
France	69%	26%	4%	1%
Germany	47%	45%	4%	5%
United Kingdom (& Ireland)	3%	63%	21%	13%
Belgium	–	98%	–	2%
Southern Europe	66%	24%	6%	4%

BASED ON GROSS REVENUES IN 2005
	General agents and salaried salesforce	Intermediaries, independent advisers & brokers	Direct sales and marketing	Other networks, including corporate partnerships and bank networks
France	70%	25%	4%	1%
Germany	45%	43%	4%	8%
United Kingdom (& Ireland)	–	60%	26%	14%
Belgium	–	88%	6%	6%
Southern Europe	65%	25%	5%	4%

Ceded Reinsurance

AXA’s Property & Casualty insurance operations use various types of reinsurance, primarily to limit their maximum exposure to catastrophic events, environmental pollution risks and certain other types of risks. A growing portion of
AXA’s Property & Casualty insurance exposures are ceded internally to AXA Cessions, which organizes external reinsurance programs. Total gross premiums ceded by AXA’s Property & Casualty operations to third party reinsurers in 2006 was €1,004 million (2005: €935 million).

International Insurance segment

Operations in this segment are principally focused on reinsurance, large risks, and assistance. The offered insurance products, which specifically relate to AXA Corporate Solutions Assurance, include coverage to large national and international corporations mainly relating to property damage, third-party liability, marine, aviation and transport, construction risk, financial risk, and director and officer liability. In addition, AXA Liabilities Managers is the specialized unit in charge of managing the AXA Group’s Property & Casualty run-off portfolios including risks underwritten by AXA
RE for all periods prior to and including 2005. Reinsurance operations (AXA RE) principally focus on property damage, third party liability, marine and aviation property, and third-party liability reinsurance. The reserves corresponding to the ceded business are fully reinsured by Paris Re, with AXA Re however keeping the risk of any deviation (positive or negative) as compared to the reserves constituted as at January 1, 2006 in respect of occurrence years 2005 and prior.

The businesses of the International Insurance segment at the end of 2006 are described below. The International
Insurance segment accounted for €3.7 billion, or 5% of AXA’s consolidated gross revenues for the year ended
December 31, 2006 (2005: €3.8 billion or 5%, respectively).

AXA Corporate Solutions Assurance is the AXA Group subsidiary dedicated to large Property & Casualty risk insurance for large European companies, and to aviation and marine insurance companies worldwide.

AXA Cessions is an intra-group reinsurance company. Most of the companies within the AXA Group cede internally some of their major claims and catastrophic exposure to AXA Cessions which analyzes, structures and places reinsurance programs for such risks with third-party reinsurers. It also provides advice in risk management and purchase of reinsurance coverage to AXA Group subsidiaries.

AXA Assistance provides assistance services including medical aid for travellers, automobile-related road assistance, home assistance and health-related services mainly to banking and insurance companies, tour operators, telecommunication operators, gas, water and electricity utilities and automobile manufacturers. AXA Assistance has also developed its expertise in the market of home services and, in France, distributes “Chèque Emploi Service
Universel” (CESU) to businesses, local authorities and unions.

AXA Liabilities Managers is the specialized unit in charge of managing the AXA Group’s Property & Casualty run-off portfolios. This entity manages the internal run-off portfolios of AXA UK, AXA Germany and AXA Belgium, as well as a number of stand-alone run-off companies of the “Other International Activities” segment. In connection with the disposal of AXA’s reinsurance activities, AXA Liabilities Managers also started managing the run-off of AXA RE at the end of 2006.

The table below summarizes AXA’s consolidated gross revenues and gross insurance liabilities (gross of reinsurance)
for the International Insurance segment for the periods and as at the dates indicated.

INTERNATIONAL INSURANCE SEGMENT
					(in Euro million, except percentages)
	Gross revenues						Gross insurance
	Years ended December 31,						liabilities at December 31,
	2006		2005		2004		2006 (b)
AXA RE (a)	–	–	1,451	38%	1 056	31%	–
AXA Corporate Solutions Assurance	1,689	45%	1,605	42%	1,506	45%	4,870
AXA Cessions	56	2%	60	2%	94	3%	200
AXA Assistance	621	17%	549	14%	467	14%	280
Other international activities (a)	1,351	36%	147	4%	240	7%	6,922
Of which
AXA RE	1,217	33%	–	–	–	–	3,534
AXA Liabilities Managers	36	1%	36	1%	124	4%	3,207
AXA Ré Life	98	3%	111	3%	117	3%	180
TOTA L	3,716	100%	3,813	100%	3,363	100%	12,271
Of which
Gross written premiums	3,572		3,668		3,240		–
Other revenues	144		145		123		–

(a)  Transfer (in 2006 only) of reinsurance activities formerly led by AXA RE to AXA Liabilities Managers (recorded in “Other international activities”), following the sale of AXA RE to Stone Point Capital.
(b)  Winterthur represents €1,163 million of total gross insurance liabilities.

Market and competition

AXA Corporate Solutions Assurance. After several years of rate increases and restructuring of large corporate insurance programs, underwriting conditions in the large risk insurance market softened in 2005 and 2006. In 2006, this trend was also assisted by lack of a major natural disaster. In Property & Casualty insurance, AXA Corporate
Solutions Assurance revenues grew significantly in 2006, pursuing its development in the property insurance business by targeting risk managed accounts in selected trade sectors. Growth in revenues was also due to the development of construction business. In the marine and aviation markets, despite pressure on price, growth outlook remained positive in 2006 considering the ongoing increase in air traffic worldwide and the booming shipping industry. AXA believes that
AXA Corporate Solutions Assurance ranks among the top 5 large European insurance companies.

AXA Assistance has enjoyed a steady profitable growth since 2003 and has outperformed its traditional competitors.
However, new business-to-consumer players specialized in specific markets with different competitive advantages were gaining ground on traditional assisters. As a consequence, AXA Assistance chose to diversify in home services, a fast growing market due to a variety of factors including an ageing population, a higher standard of living, an increasing proportion of working women and tax incentives.

Products and services

AXA Corporate Solutions Assurance provides global insurance programs to large international corporations that require coverage for all their locations. AXA Corporate Solutions Assurance underwrites large insurance risks for large national and international corporations. AXA Corporate Solutions Assurance products cover property damage, liability, construction risks, motor fleet, marine and aviation. AXA also offers loss-prevention and risk management services. In
2006, AXA Corporate Solutions Assurance focused on developing its worldwide loss control engineering resources to better meet client needs for risk management. To respond to client expectations outlined in a survey conducted in
2006, AXA Corporate Solutions Assurance has launched a specific program called “Commitment to clients” to improve quality of service with an objective of operational excellence.

AXA Assistance applies its know-how to both emergency and daily services and health management through a new range of health products and health claims management. AXA Assistance has developed its expertise in managing crisis situations, whether they are of a political nature, health-related or linked to natural disasters. In July 2006, AXA
Assistance repatriated 1,103 people from Lebanon to Paris in less than 24 hours.

The table below presents the International Insurance segment’s gross revenues and gross insurance liabilities by major product lines for the periods and as at the dates indicated:

INTERNATIONAL INSURANCE
				(in Euro million, except percentages)
	Gross revenues						Gross insurance
	Years ended December 31,						liabilities at December 31,
	2006		2005		2004		2006 (a)
Property	1,132	32%	1,273	35%	1,302	40%	2,288
Automobile, Marine, Aviation	977	27%	1,010	28%	848	26%	3,294
Casualty / Civil Liability	493	14%	488	13%	581	18%	3,935
Other	969	27%	897	24%	509	16%	2,786
TOTAL	3,572	100%	3,668	100%	3,240	100%	12,304
Derivatives relating to insurance and investment contracts							(33)
TOTAL							12,271

(a) Winterthur represents €1,163 million of total gross insurance liabilities.

Distribution channels

AXA Corporate Solutions Assurance mainly distributes its products through international brokers, but also domestic brokers. Marine and aviation business is distributed through specialized brokers.

AXA Assistance mainly operates as a business to business company although it also uses direct sales and marketing to sell its products. In countries in which AXA offers Property & Casualty insurance products, such as France, Spain, the United Kingdom and Germany, AXA distribution networks offer assistance services in their insurance products. AXA
Assistance aims at integrating service providers and developing capacities of distribution to final customers.

Ceded reinsurance and retrocession

AXA Corporate Solutions Assurance reviews annually its exposure to ensure that the risks underwritten are diversified geographically and by line of business in order to avoid concentration risk. In 2006, AXA Corporate Solutions
Assurance ceded €738 million premiums (2005: €653 million) to third-party reinsurers.

Also, in 2006, approximately €664 million were placed externally by AXA Cessions on behalf of AXA’s insurance subsidiaries (2005: €717 million).

Asset Management segment

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

Management segment accounted for €4.4 billion of AXA’s consolidated gross revenues for the year ended December 31,
2006 (2005: €3.4 billion).

AXA’s Asset Management companies are AllianceBernstein and AXA Investment Managers. The Asset Management
companies manage assets on behalf of retail investors, private clients and institutional clients as well as on behalf of companies affiliated with AXA.

AXA has Asset Management specialists’ teams in each of its major markets: Western Europe, the United States and the Asia / Pacific region.

The table below sets forth the total assets managed by AllianceBernstein and AXA Investment Managers, including assets managed on behalf of third-parties, and the fees earned by these companies on these assets for the indicated
dates and periods.

ASSET MANAGEMENT SEGMENT
			(in Euro million)
	2006	2005	2004
Assets under management by AXA at December 31, (a)
Managed on behalf of third parties (b)	687,965	574,868	445,318
Assets backing contracts with financial risk borne by policyholders	79,419	76,714	66,138
Other invested assets	261,372	271,111	229,331
TOTAL	1,028,756	922,692	740,788
Of which
AllianceBernstein	544,123	490,612	395,453
AXA Investment Managers	484,633	432,080	345,335
Commissions and fees earned for the years ended December 31,
AllianceBernstein	3,102	2,587	2,434
AXA Investment Managers	1,679	1,195	944
SUB-TOTAL	4,781	3,783	3,378
Intercompany eliminations	(375)	(343)	(293)
CONTRIBUTION TO AXA’S CONSOLIDATED GROSS REVENUES	4,406	3,440	3,084

(a)  Based on estimated fair value at the dates indicated. Assets under management presented in this table are based on asset management companies only; AXA Group (including insurance companies) assets under management amounted to respectively €1,315 billion (of which €105 billion linked to
Winterthur), €1,070 billion and €871 billion as of December 31, 2006, 2005 and 2004 respectively.

(b)  Including Mutuelles AXA.

Market and competition, Products and services, and Distribution channels
AllianceBernstein

AllianceBernstein, through its parent company AllianceBernstein Holding, is a listed subsidiary of AXA Financial, and is a leading global investment management firm in the United States. AllianceBernstein provides diversified investment management and related services to individual investors, private clients and to a variety of institutional clients, including
AXA Financial and its insurance company subsidiaries (which collectively are AllianceBernstein’s largest client) as well as unaffiliated entities such as corporate and public employee pension funds, endowment funds, and United States and foreign governments.

AllianceBernstein provides diversified Asset Management and related services globally to a broad range of clients including:

- management of assets backing contracts with financial risk borne by policyholders (unit-linked), hedge funds and other investment vehicles for private clients (such as high net worth individuals, trusts and estates and charitable foundations),

- management of mutual funds sponsored by AllianceBernstein, its subsidiaries and affiliates for individual investors,

- management of investments on behalf of institutional investors, and

- investment research and advisory services for institutional investors.

As at December 31, 2006, AllianceBernstein had €544 billion of assets under management, including €491 billion of assets managed on behalf of third-party clients (2005: €491 billion and €431 billion, respectively). Excluding the exchange rates impact, assets under management at AllianceBernstein increased by 24%.

AXA Investment Managers (“AXA IM”)

AXA IM is a key player in the international Asset Management business. AXA IM provides its clients with a wide range of global products and expertise via mutual funds and dedicated portfolios. AXA IM’s clients include (i) institutional investors, (ii) individual investors to whom products are distributed through AXA and external distribution networks, and
(iii) AXA’s insurance subsidiaries both for main fund and unit-linked fund backing insurance products.

In 2006, AXA IM finalized the full integration of Framlington’s activities, a UK-based asset management company specialized in retail unit trust management. This acquisition gives AXA IM critical mass and visibility in the UK retail market.

AXA IM’s worldwide growth is reflected in the set up of new subsidiaries in 2006 in Qatar, the Netherlands and Japan.
As at December 31, 2006, AXA IM had €485 billion of assets under management, including €197 billion of assets managed on behalf of third party clients (2005: €432 billion and €143 billion respectively).

Other Financial Services segment

The operations in the Other Financial Services segment are conducted primarily in Belgium, France and Germany. For the years ended December 31, 2006 and 2005, the Other Financial Services segment accounted for €0.4 billion, or around 1% of AXA’s consolidated gross revenues.

This segment’s operations principally include:

AXA Bank Belgium

AXA Bank Belgium, a subsidiary of AXA Belgium, offers a comprehensive range of financial services to individuals and small businesses and has a network of approximately 950 exclusive independent bank agents, who also support the sale of products offered by AXA Investment Managers and of insurance products offered by AXA Belgium. AXA Bank is the sixth largest bank in Belgium where the four largest banks represent 90% of the market1.

(1) Source: AXA.

Despite the increase of the long-term interest rates in 2006, the volume of the market of mortgage loans remained high.
Because of the strong pressure on margins, the market share of AXA Bank Belgium decreased from 11% to 8% in
20061. Prepayments decreased but stayed at a high level as customers switched from variable formulas to loans with fixed interest rates. AXA Bank Belgium has increased its presence in consumer and commercial loans.

While the volume in deposit accounts decreased for the whole market, the AXA Bank Belgium portfolio increase was mainly due to the launch of a new product with a higher base rate. Certificates of deposit decreased at a lesser pace due to lower maturities.

The number of active current accounts, which is a strong element in linking a customer to the bank, increased by 7.1%
in 2006 (CAGR of 9.2% over the period 2003-2006).

AXA Banque

Based in Paris, AXA Banque had more than 550,000 registered customers at the end of 2006, with development focused on exclusive networks (exclusive agents and salaried sales force) covering 70% of client scope. It offers a large range of retail banking products including deposit and saving accounts and consumer loans.

In 2006, AXA Banque has strengthened its innovation capabilities with a packaged product including a remunerating deposit account (“le Compte Oligo”) and exclusive advantages for insurance clients. It also launched its own mortgage loan offer.

AXA Banque’s strategy is to maximize client retention, develop cross-selling and acquire new clients, mainly through product innovation, convenience and service quality of the combined insurance and retail banking offer.

German Bank

AXA Bank targets private customers, in retail bank, and is an important element of pensions and asset management of
AXA Germany. The Bank had approximately 70,000 clients at year-end 2006, representing an increase of 15% compared to 2005. The major activities of AXA Bank are mortgage loans and mutual funds (funds based asset management or safe custody services only). These products are sold exclusively through the tied agent network of AXA Germany.

Property & Casualty claims reserves

Establishment of claims reserves

AXA is required by applicable insurance laws and regulations, and generally accepted accounting principles to establish reserves for outstanding claims (claims which have not yet been settled) and associated claims expenses that arise from its Property & Casualty and international insurance operations.

Please refer to “Item 5 – Critical Accounting Policies” for more detailed information of the process to establish claims reserves.

(1) Source: AXA.

Loss reserve development table

The loss reserve development table shows movements in loss reserves between 1996 and 2006, based on previously applied accounting standards, in accordance with IFRS 4. All contracts concerned are insurance contracts as defined by IFRS.

The first row entitled “Gross reserves for unpaid claims and claim expenses developed initially at the booking date”
represents the loss reserves developed in the balance sheet on the reporting date for the year indicated in the column heading. For example, the sum of €31,168 million appearing in the first row of the table in the 2005 column represents all loss reserves developed in all years of occurrence prior to and including 2005, recognized on the company’s balance sheet at December 31, 2005.

The second row entitled “Gross reserves for unpaid claims and claim expenses developed in 2006 adjusted for changes in exchange rates and scope of consolidation” indicates the amount that would have been developed initially at the booking date had the exchange rates for the current year been used (for reserves recognized by AXA Group entities that do not use the Euro as their functional currency) and assuming an identical scope of consolidation to that used for the last diagonal of the table.

Preparation of the last diagonal must take account of the fact that, following the merger of some newly-acquired portfolios with the AXA Group’s existing portfolios, it is not always technically possible to distinguish, within payments made in a given year in respect of prior occurrence years, between those relating to the historical portfolio and those relating to the recently-acquired portfolio. In these cases, the merged scope is used to prepare the last diagonal of the table, even in the columns corresponding to years before the one in which the most recent portfolio was acquired.

However, with effect from the development of loss reserves at end 2006, the company uses the method which consists in completing each column of the table using the same scope as that used for “Gross reserves for unpaid claims and claim expenses developed initially at the booking date”. In practice, therefore, with effect from the 2006 column, the differences between the first and second rows are mainly due to exchange rate impacts and only marginally to changes in scope of consolidation.

Also with effect from end 2006, IBNR reserves related to construction insurance in France have been included in the loss reserve development for the first time, and the development of all annuity reserves for the Property & Casualty segment are presented separately.

The first section of the table entitled “Cumulative payments” shows, for a given column N, the cumulative amount of payments related to years of occurrence prior to and including N, made since December 31 of year N.

The second part of the table entitled “Reserve re-estimated” shows, for a given column N, an estimate of the final cost of liabilities carried at December 31 of year N in respect of all years of occurrence prior to and including N, at each future period end. The final cost estimate varies as information relating to losses still outstanding becomes more reliable.

The surplus (shortfall) of the initial reserve with respect to the re-estimated gross final cost for each year represents, for a given year N, the difference between the amount shown on the second row (gross reserves for unpaid claims and claims expenses developed in 2006 adjusted for changes in exchange rates and scope of consolidation) and the amount shown in the final diagonal under “Reserve re-estimated”.

Loss reserve development table: Property & Casualty and International Insurance (excluding AXA RE)

				(in Euro million except percentages)
	1996	1997 (b)	1998	1999 (c)	2000	2001	2002	2003	2004 (d)	2005	2006 (e)
Gross reserves for unpaid claims and claim expenses developed initially at the booking date (d)	5,847	20,371	20,941	26,656	26,916	28,636	28,465	27,825	29,128	31,168	41,193
Gross reserves for unpaid claims and claim expenses developed in 2006 adjusted for changes in exchange rates and scope of consolidation (d)	18,232	21,548	22,167	24,708	25,712	27,236	28,023	28,962	29,843	31,253	41,193
Cumulative payments at:
One year later	1,388	4,737	4,745	7,727	6,807	6,715	6,371	6,075	6,180	6,084
Two years later	5,759	6,632	6,818	11,184	10,302	9,900	9,554	9,233	8,871
Three years later	7,327	8,087	9,361	13,474	12,378	12,440	11,846	11,332
Four years later	8,351	10,338	10,632	14,798	14,220	14,140	13,411
Five years later	10,619	11,218	11,384	16,239	15,297	15,410
Six years later	11,187	11,512	12,435	16,554	16,420
Seven years later	11,387	12,508	12,889	17,667
Eight years later	12,143	12,970	13,557
Nine years later	12,473	13,756
Ten years later	12,398
Reserve re-estimated at:
One year later	5,537	19,425	19,040	23,041	27,069	27,425	26,856	27,527	29,179	29,878
Two years later	13,881	17,510	19,407	26,294	25,919	25,718	26,219	26,791	27,833
Three years later	13,864	17,971	22,048	25,542	24,864	25,610	25,835	26,920
Four years later	14,214	20,162	21,485	24,409	24,665	25,542	25,783
Five years later	16,742	19,873	20,804	24,304	24,658	25,756
Six years later	16,439	19,052	20,820	24,174	25,093
Seven years later	16,024	19,293	20,671	24,720
Eight years later	16,272	19,267	21,049
Nine years later	16,188	19,864
Ten years later	15,825
Cumulative redundancy (deficiency) from the initial gross reserves in excess of re-estimated gross reserves (a):
Amount	2,408	1,684	1,118	(12)	619	1,481	2,241	2,043	2,010	1,375	na
Percentages	13.2%	7.8%	5.0%	0.0%	2.4%	5.4%	8.0%	7.1%	6.7%	4.4%	na

(a)  It is not appropriate to extrapolate future redundancies or future deficiences based on the loss reserve development presented in the table, as conditions and trends that have affected development of the liability in prior periods may not necessarily occur in the future periods.
(b)  AXA acquired Compagnie UAP (“UAP”) on January 1, 1997. The operations of AXA and UAP were integrated in 1998. At the date of acquisition, UAP had net reserves of €13.7 billion. The outstanding claim reserves and claim expenses of UAP’s Property & Casualty operations are included in the year-end reserves as of December, 31, 1997 and after. Cumulative payments and reserve development for 1998 and after include the development of integrated Property & Casualty liabilities of AXA, including UAP, as loss development data specific to UAP are not available and there is no reasonable basis of allocating cumulative payments and reserves re-estimated between AXA and UAP post-acquisition.
(c)  AXA acquired GRE in May 1999. GRE’s operations have been integrated within AXA. At the time of acquisition, GRE’s gross reserves totaled €5.6 billion.
(d)  In 2004, AXA Corporate Solution Assurance U.S., AXA RE P&C Insurance Company and AXA RE P&C Reinsurance were transferred from AXA RE to “other international activities”. The reserves of AXA Corporate Solution Assurance U.S. were presented on an occurring year basis and included in the Property &
Casualty loss reserve development table. The reserves of AXA RE P&C Insurance Company and AXA RE Reinsurance Company were presented on an underwriting year basis and included in the AXA RE loss reserve development table.
(e)  In 2006, Winterthur’s operations have been integrated within AXA. Total loss reserves developed amounted to €41.2 billion including €8.6 billion in respect of
Winterthur.

Loss reserve development table: AXA RE

On December 21, 2006, the AXA Group finalized an agreement to sell the AXA RE reinsurance business to Paris Ré
Holding. Under the terms of the agreement, AXA retains exposure to any changes in the final cost of claims occurring before December 31, 2005. However, the proportional treaty put in place as part of the agreement between AXA RE and
Paris Ré protects AXA entirely from any claims occurring after January 1, 2006. Consequently, the table below shows the development of loss reserves recognized in AXA RE’s balance sheet at each year-end until December 31, 2005. Reserves recognized after that, which correspond to exposure assumed fully by Paris Ré, have not been developed.

			(in Euro million except percentages)
	1996	1997	1998	1999	2000	2001 (c)	2002	2003	2004 (d)	2005
Gross reserves for unpaid claims and claim expenses developed initially at the booking date (a)	2,646	2,880	3,060	3,396	3,455	5,868	4,778	4,200	3,314	4,523
Gross reserves for unpaid claims and claim expenses developed in 2006 (d)	2,646	2,880	3,060	3,396	3,453	5,868	4,778	3,742	3,314	4,253
Initial retroceded reserves	(196)	(285)	(416)	(430)	(393)	(1,652)	(1,020)	(853)	(410)	(1,048)
Retroceded reserves in 2006 (d)	(196)	(285)	(416)	(430)	(393)	(1,652)	(1,020)	(461)	(502)	(1,048)
Initial net claims reserves in excess of (less than) re-estimated net claim reserves	2,450	2,595	2,644	2,966	3,060	4,216	3,758	3,281	2,812	3,205
Cumulative payments at:
One year later	615	583	956	1,165	1,218	1,987	1,441	950	1,127	1,191
Two years later	965	1,094	1,594	1,893	1,860	3,198	2,113	1,543	1,574
Three years later	1,230	1,430	2,000	2,265	2,449	3,603	2,570	1,784
Four years later	1,427	1,685	2,232	2,779	2,549	3,978	2,768
Five years later	1,586	1,815	2,677	2,726	2,770	4,140
Six years later	1,689	2,101	2,566	2,894	2,874
Seven years later	1,953	1,971	2,697	2,966
Eight years later	1,813	2,060	2,755
Nine years later	1,881	2,114
Ten years later	1,929
Reserve re-estimated at:
One year later	2,970	2,945	3,743	3,969	4,199	5,922	5,012	3,438	3,797	4,061
Two years later	2,829	3,159	3,817	4,105	4,061	6,183	4,163	3,642	3,621
Three years later	2,891	3,168	3,772	3,955	4,034	5,314	4,374	3,514
Four years later	2,844	3,045	3,643	4,027	3,817	5,536	4,281
Five years later	2,754	2,941	3,722	3,755	3,944	5,466
Six years later	2,612	2,964	3,444	3,845	3,887
Seven years later	2,692	2,724	3,521	3,797
Eight years later	2,468	2,774	3,478
Nine years later	2,513	2,736
Ten years later	2,482
Cumulative redundancy (deficiency) from the initial gross claim reserves in excess of (less than) re-estimated gross claim reserves	164	144	(418)	(401)	(434)	402	497	228	(307)	192
Re-estimated retroceded reserves	240	349	512	445	398	1,160	759	396	631	1,074
Premium adjustment (b)	570	637	724	1,034	1,281	1,387	1,289	580	373	388
Re-estimated net claim reserves	1,672	1,750	2,242	2,318	2,208	2,919	2,233	2,538	2,617	2,599
Initial net claim reserves in excess of (less than) re-estimated net claim reserves as at December 31, 2006
Amount (a)	778	845	402	648	852	1,297	1,525	743	195	733
Percentages of original net reserve (a)	31.8%	32.6%	15.2%	21.8%	27.8%	30.8%	40.6%	22.6%	6.9%	22.9%

(a)  The loss reserve development table is presented on an underwriting year basis for AXA RE business. Accordingly reserves re-estimated and the excess of re- estimated reserves of the initial reserves include reserves for losses occurring up to twelve months subsequent to the original year-end. It is not appropriate to extrapolate future redundancies or future deficiencies based on the loss reserve development presented in the table, as conditions and trends that have affected the development of the liability in prior periods may not necessarily occur in future periods.
(b)  Represents premium earned subsequent to the accounting year-end and premium reinstatements / experience-rated premiums received and accrued from the ceding insurers as assumed losses were incurred.
(c)  In 2001, AXA RE’s claim reserves were adversely affected by the September 11 attacks.
(d)  In 2004, AXA Corporate Solution Assurance U.S., AXA RE P&C Insurance and AXA RE P&C Reinsurance Company were transferred from AXA RE to the “other international activities”. The reserves of AXA Corporate Solution Assurance U.S. were presented on an occurring year basis and included in the Property & Casualty loss reserve development table. The reserves of AXA RE P&C Insurance Company and AXA RE Reinsurance Company were presented on an underwriting year basis and included in the AXA RE loss reserve development table.

Reconciliation of Loss Reserves Developed to Consolidated Financial Statements

The following table reconciles the gross insurance liabilities, e.g., the gross claims reserves including claim expenses, in the Loss Development Tables presented above to those presented in the AXA’s consolidated financial statements in accordance with IFRS 4 as at the dates indicated (refer to note 14 “Liabilities arising from insurance and investment contracts” to the consolidated financial statements included in Item 18 of this Annual Report).

TOTAL GROSS CLAIM RESERVES
			(in Euro million)
	2006	2005	2004
Gross claims and other reserves developed
Property & Casualty and International Insurance (excluding AXA RE) (a)	41,193	31,168	29,128
AXA RE (a)	–	4,253	3,314
Future policy benefits annuity reserves (separately developed from 2006)	2,492	–	–
Total gross claims and other reserves developed	43,685	35,421	32,442
Construction reserves (PSNEM)	–	1,126	1,056
Future policy benefits annuity reserves	–	1,528	1,212
Other reserves (b)	5,242	2,098	2,082
of which AXA RE liabilities	3,038	–	–
Total gross claims and other reserves excluding Life & Savings segment	48,927	40,173	36,792

(a)  Total gross claims and other reserves developed are presented on the basis of the loss reserve development table. The reserves of AXA Corporate Solution
Insurance U.S. were included in Property & Casualty and International Insurance loss reserves. The reserves of AXA RE P&C Insurance Company and
AXA RE Reinsurance Company (€282 million in 2006 and €409 million in 2005) were included in AXA RE’s loss reserve development table.
(b)  Mainly reserves on assumed business (€771 million in 2006, €938 million in 2005 and €975 million in 2004).

Environmental, Asbestos and other exposures

AXA regularly reviews environmental, asbestos and other related exposures to ensure that loss provisions take into account recent developments and information. Further details are provided in note 14 “Liabilities arising from insurance and investment contracts” to the consolidated financial statements included in Item 18 of this Annual Report.

Additional factors which may affect AXA’s business

For information relating to certain additional matters that may affect AXA’s business, see Item 3 “Key Information – Risk factors” and Item 18 “Financial Information – Legal Proceedings” included elsewhere in this Annual Report.

Regulation

AXA’s main operations are located in Europe, North America and the Asia-Pacific region, and to a lesser extent, in Africa and the Middle East. In each of the jurisdictions within these regions, AXA is subject to comprehensive regulation and supervision, particularly with respect to its insurance and investment management operations.

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

Europe

The regulatory systems governing insurers in France, Germany, the United Kingdom (“UK”), Belgium, Switzerland and
other European jurisdictions where AXA does business are comprehensive and generally are designed to protect the interests of policyholders rather than those of security holders. In Europe, AXA operates in most major markets through free-standing subsidiaries which are subject to a regulatory scheme based on the European Union (“EU”) insurance directives on life insurance and insurance other than life insurance. These directives were implemented in France,
Germany, the UK and certain other jurisdictions through legislation that became effective in July 1994 and are founded on the “home country control” principle according to which the ongoing regulation of insurance companies, including their non-home country insurance operations (whether direct or through branches), is the responsibility of the home country insurance regulatory authority. The home country insurance regulator monitors compliance with applicable regulations, including regulations governing solvency, actuarial reserves and investment of assets. Selling activities of non-home country insurance operations, however, are generally supervised by the regulator in the country in which the sale of the insurance product takes place. As a result of the implementation of these directives, an insurance company that has been licensed to conduct insurance business in one jurisdiction of the EU may do business directly or through branches in all other jurisdictions of the EU without being subject to licensing set forth by requirements of the other jurisdictions.

The EU has also adopted various directives concerning solvency margin requirements for insurers and insurance groups. A 1998 EU directive, implemented into French law in 2002, requires insurance groups to calculate a consolidated solvency margin. AXA must establish appropriate internal controls to ensure solvency sufficient to cover all of the Group’s insurance liabilities, inform the French insurance regulatory authorities annually of certain intra-group transactions, and calculate on a consolidated basis the capital needed to meet the respective solvency requirements of the Group’s insurance subsidiaries. Similar solvency requirements must be fulfilled by intermediate holding companies that own AXA Group insurance subsidiaries in different EU jurisdictions. A 2002 EU directive, implemented into French law in 2005, concerns the regulation and supervision of financial conglomerates and provides for the assessment of a financial conglomerate’s capital requirements at the consolidated group level, the supervision of risk concentration and intra-group transactions, and the prevention of double-leveraging of the capital of a holding parent company, i.e. once at the holding parent level and a second time at the subsidiary level (“double gearing”). Although the AXA Group is not currently deemed a financial conglomerate within the meaning of this legislation by the French insurance regulator, there can be no assurance that it will not become (or be deemed) a financial conglomerate in the future. Due to the lack of uniform interpretation of this legislation by local insurance regulators throughout the various
EU jurisdictions, the Belgian subsidiary of the AXA Group has been deemed a financial conglomerate by the Belgian insurance regulator. It is possible that other European subsidiaries of the AXA Group may be deemed financial conglomerates by local regulators and, therefore, be subject to this law. Following the EU’s adoption of a directive designed to apply the “home country control” principle to European reinsurance companies and unifying the regulatory regimes applicable to reinsurance companies throughout the EU, each Member State has until year end 2007 to implement this directive.

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

There have been a number of legislative developments in France and at the EU level which have implications for the
AXA and its European subsidiaries. In France, a 2004 ordinance modernized many aspects of French securities laws, most significantly by simplifying the rules applicable to the issuance of new securities by listed companies and expanding the types of securities that can be issued by French companies. The European prospectus directive, implemented into French law in 2005, enables a company incorporated in any EU member state to issue securities in any EU jurisdiction and the European market abuse directive, also implemented into French law in 2005, regulates a number of matters including share repurchases and public disclosure of beneficial ownership at newly defined thresholds. Finally, the European takeover directive, implemented into French law in 2006, provides a more uniform takeover regime within the EU. The European directive relating to cross-border mergers is currently under discussion and is expected to be implemented into French law by the end of 2007.

In addition to the foregoing, there have been various regulatory initiatives within European jurisdictions relating to, among other subjects, the assessment of capital adequacy, more stringent capital requirements for insurers and the requirement to have appropriate systems and controls in place to manage the business and prudential regulation. In addition, certain jurisdictions have adopted legislation regulating insurance companies’ distribution practices. For example, in Italy, since 2007, insurance companies are no longer permitted to enter into exclusive agency agreements with their agents. These regulations may have a potential impact on the AXA’s subsidiaries doing business in these jurisdictions.

AXA is also required to comply with anti-money laundering and anti-terrorism legislation enacted in the various
European countries in which it and its subsidiaries operate, as well as the prohibitions or embargos on doing business with certain individuals or organizations targeted by these laws. In addition, certain European jurisdictions have enacted legislation that will impact investment of the Group’s proprietary assets and may also affect the Group’s asset management activities for third-party clients in those jurisdictions. For example, in January 2007, the Belgian legislature enacted a law prohibiting the financing in Belgium of companies identified by the Belgian government as engaging in activities such as manufacturing, distributing or using certain types of armaments including anti-personnel mines and cluster bombs. The term financing is broadly defined and includes the acquisition of financial instruments (equity or debt) issued by these companies. Violation of this law is a criminal offence. These types of legislation, which often vary from one jurisdiction to another, increase compliance costs and risks for the Group in the various European jurisdictions where it operates.

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

Certain of AXA’s U.S. insurance, broker-dealer, investment adviser and investment management subsidiaries, including
AXA Equitable Life Insurance Company (“AXA Equitable”), and certain life insurance policies and annuity contracts offered by them are subject to regulation under the Federal securities laws administered by the SEC and under certain state securities laws. The SEC conducts regular examinations of the operations of these companies, and from time to time makes requests for information from them. The SEC, other governmental and regulatory authorities, including state insurance and securities regulators, and the National Association of Securities Dealers (“NASD”) may institute administrative or judicial proceedings which may result in censure, fines, the issuance of cease-and-desist orders, the suspension or expulsion of a broker-dealer or member, its officers or employees or other similar sanctions. Over time,
AXA Financial’s broker-dealer subsidiaries and its other subsidiaries have provided and, in certain cases continue to provide, information and documents to the SEC, NASD, state attorneys general and other regulators on a wide range of issues, including supervisory issues, market timing, late trading, valuation, suitability, e-mail retention policies, replacements and exchanges of variable life insurance and annuities, collusive bidding and other inappropriate solicitation activities, “revenue sharing” and directed brokerage arrangements, investment company directed brokerage arrangements, fund portfolio brokerage commissions, mutual fund sales and marketing and “networking arrangements”. For example, in 2006, AXA Equitable had to provide information to the New York Attorney General in response to a subpoena and information requests relating to possible market timing activities conducted through AXA
Equitable’s variable insurance products. In addition, investigations by state attorneys general and state insurance commissioners into collusive bidding, contingent commissions, and revenue sharing practices as well as practices associated with replacements and exchanges of life insurance and annuities, gave rise to a number of state legislative initiatives in this area. Ongoing or future regulatory investigations could result in fines, other sanctions and/or other costs for AXA’s U.S. subsidiaries and/or other legislative initiatives.

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

Although the U.S. federal government generally does not directly regulate the insurance business, many U.S. federal tax laws affect the business in a variety of ways. There are a number of existing, newly enacted or recently proposed
U.S. federal legislative initiatives, including U.S. federal tax initiatives that may significantly affect AXA’s U.S. life insurance subsidiaries, such as the 2001 legislation providing several years of lower rates for estate, gift and generation skipping taxes (“GST”) and a one year estate and GST repeal (in 2010) before a return to 2001 rates beginning in 2011, or the 2003 reductions in income tax rates on long-term capital gains and qualifying corporate dividends which have recently been extended through 2010. Legislation has been proposed regarding accelerating and making permanent the repeal of the estate tax and GST or, alternatively, substantially lowering the rate of tax and increasing the threshold level at which an estate could be subject to tax. If enacted, this legislation would have an adverse impact on sales and surrenders of life insurance in connection with estate planning. Other provisions of recently enacted and proposed legislation and U.S. Treasury regulations relate to the business use of life insurance, split-dollar arrangements, creation of new tax favored savings accounts and modifications to non-qualified deferred compensation plan and qualified plan rules. These provisions, to the extent enacted, could adversely affect the sale of life insurance to businesses, as well as the attractiveness of qualified plan arrangements, cash value life insurance and annuities. The U.S. Congress may also consider proposals such as Social Security reform or comprehensive overhaul of the Federal tax law, which, if enacted, could adversely impact the attractiveness of cash value life insurance, annuities and tax qualified retirement products. The President’s Advisory Panel on Federal Tax Reform announced its tax reform options. If enacted by
Congress, these options would make sweeping changes to many long standing tax rules. These changes would include the creation of new tax-favored savings accounts that would replace many existing qualified plan arrangements and would eliminate certain tax benefits currently available to cash value life insurance and deferred annuity products by annually taxing any withdrawable cash value build-up in such products. Management believes that the enactment of these options into law in their current or similar form would adversely affect sales, funding and persistency of cash value life insurance and deferred annuity products. Management cannot predict what other proposals may be made, what legislation, if any, may be introduced or enacted or what the effect of any such legislation might be.

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

AXA’s life-insurance products’ advantageous tax treatment may be eliminated or adversely impacted for certain products by changes in tax laws that are considered from time to time in jurisdictions in which AXA operates. For example, the Japanese legislature is currently considering a change in the tax treatment of certain life insurance products that would eliminate many tax advantages of these products. If adopted, management expects that this new legislation would adversely affect sales of certain life and saving products in the Japanese market.

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

Other

As a publicly-traded company listed both on Euronext Paris and the New York Stock Exchange, AXA is subject to numerous laws, rules and regulations governing a variety of matters including (i) timely and accurate disclosure of information to investors, (ii) presentation of financial information in accordance with both IFRS and U.S. GAAP requirements, (iii) restrictions on presentations of non-GAAP measures in the U.S., (iv) auditor independence requirements (including prohibitions on auditors furnishing certain types of non-audit services), (v) numerous corporate governance requirements (including independence requirements for audit committee members), (vi) certification of certain public reports by AXA’s Chief Executive Officer and Chief Financial Officer, and (vii) requirements to evaluate, document, and report on AXA’s internal controls over financial reporting and disclosure controls and procedures. The scope and impact of these requirements on the day-to-day operations of AXA has increased significantly over the past years with the adoption of the Sarbanes-Oxley Act in the United States in 2002 and the adoption of similar legislation in other jurisdictions, including the Financial Security Law (la loi de sécurité financière) in France in 2003. While the spirit of these laws is very similar, their technical requirements sometimes vary and conflict with one another. Management has devoted substantial resources to ensure compliance with both the letter and spirit of these laws over the last three years and anticipates that considerable resources will continue to be devoted to this area in the future.

Additional information on regulatory matters

A more detailed description of certain matters involving AXA Financial, Inc. and its subsidiaries (including AXA Equitable
Life Insurance Company and AllianceBernstein) is included in the Annual Reports on Form 10-K for the year ended
December 31, 2006 and subsequent reports on Form 10-Q, respectively, of AXA Financial, Inc. (SEC file no. 1-11166),
AXA Equitable Life Insurance Company (SEC file no. 0-25280) and AllianceBernstein (SEC file no. 000-29961) filed with the SEC (collectively, the “Subsidiary SEC Reports”). The Subsidiary SEC Reports are publicly available and copies can be obtained through the SEC’s EDGAR system (www.sec.gov/edgar), at the SEC’s public reference rooms at 100 F St,
N.E., Washington, D.C. 20549 or at the SEC’s other public reference rooms in New York and Chicago, or on the websites of these subsidiaries.

Various AXA subsidiaries have been subject to regulatory investigations and sanctions from time to time in the various jurisdictions in which they operate. For a description of certain of these investigations, see Item 18 – note 30 “Litigation”.

Item 5: Operating and
Financial Review and Prospects

You should read the following discussion and analysis together with AXA’s audited Consolidated Financial Statements and the related notes included in Item 18 of this Annual Report.

The audited Consolidated Financial Statements have been prepared in accordance with IFRS as adopted by the
European Union before the balance sheet date, as described in note 1 to the Consolidated Financial Statements included in Item 18 of this Annual Report. As it relates to the financial statements included in this Form 20-F there is no difference between IFRS as adopted by the European Union and IFRS as adopted by the International Accounting
Standard Board (“IASB”). IFRS differs from accounting principles generally accepted in the U.S. Information relating to
2004 presented for comparison purposes has been prepared in accordance with IFRS 1.

IFRS differs in certain respects from U.S. Generally Accepted Accounting Principles (“U.S. GAAP”). A summary of the material differences between IFRS and U.S. GAAP relevant to AXA, and additional U.S. GAAP disclosures, are provided in notes 31 and 32 to the Consolidated Financial Statements.

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

OVERVIEW

The Operating and Financial Review and Prospects item provides certain information on markets for the current year and a discussion and analysis of AXA’s operating performance for the years ended December 31, 2006, 2005 and 2004 as reported under IFRS as follows:

– The information on the market conditions applicable to the current year with a focus mainly on the financial market and insurance market conditions for the main countries in which AXA operates.

– A summary of the main operating highlights of the year specific to AXA, including a summary of the principal acquisitions and disposals, and capital and financing operations that occurred during the year, as well as any important events subsequent to December 31, 2006.

– An overview of critical accounting policies, setting out the accounting policies that require the use of significant assumptions and estimates in the preparation of the Consolidated Financial Statements.

The “consolidated operating results” section is based on IFRS financial statements and is composed of two main parts:
(i) Group gross consolidated revenues for the year ended December 31, 2006 compared to December 31, 2005, for the Group and by operating segment, and the same for the year ended December 31, 2005 compared to December 31,
2004; and (ii) Group consolidated results for the year ended December 31, 2006 compared to December 31, 2005, for the Group and by operating segment and the same for the year ended December 31, 2005 compared to December 31,
2004. In addition, specific commentaries and analyses are provided for each operating segment, i.e. Life & Savings,
Property & Casualty, International Insurance, Asset Management and Other Financial Services, as well as the Holding
Companies’ non-operating segment. In addition, for each insurance operating segment, investment results are provided for the invested financial assets.

Additional information is provided in the “Liquidity and Capital Resources” section, describing AXA’s operating sources and uses of funds, solvency margin requirements, supplementary information on contractual obligations and specific information relating to off-balance sheet arrangements, and consolidated cash flows for the year ended December 31, 2006 compared to December 31, 2005 and the same for the year ended December 31, 2005 compared to December 31, 2004.

Information is also provided on the reconciliation of IFRS to U.S. GAAP.

Finally, a glossary of certain technical terms is provided at the end of this section.

INSURANCE AND ASSET

MANAGEMENT MARKETS

Life & Savings

France. According to the “Fédération Française des Sociétés d’Assurances” (“FFSA”), in 2006, the increase in gross written premium has been estimated to be 17% (of which +9% resulting from “Plans d’Epargne Logement” (“PEL”)
transfers) compared to +14% in 2005, explained by a strong increase in gross premiums on unit-linked contracts estimated at 45% (49% in 2005) and by an estimated increase of 9% in general account premiums. In the Life market,
AXA ranks third1.

United States.2 In the annuity market, variable annuities have been the product of choice with industry sales up 18%
through the first nine months of the year, primarily driven by the demand for guaranteed living benefit riders and favorable equity markets. Industry fixed annuity sales continued to decrease (–5%) over the same period as a result of the continued low interest rate and flat/inverted yield curve environment and competition from products such as bank certificates of deposit. In the life insurance market, total life industry sales were up 9% for the first nine months of 2006.
Strong and consistent equity market performance buoyed variable life sales (+12%) through the first three quarters of
2006. The variable life business generally lags the movement in the equity market. Life insurance products with fixed returns, such as universal life, continued their strong sales in the first nine months of 2006, with industry universal life sales up 16%. For the same period, fixed whole life insurance sales increased by 2%, and term insurance sales increased by 3%. AXA gained market share, ranking third in the variable annuity market and ninth in the variable life market for first nine months of 20063.

United Kingdom. New annualized business (new regular premiums plus 10% of single premiums) were 28% higher than 2005. Continued investor confidence, driven by stock market gains, plus the growing popularity of offshore investment vehicles and fund supermarkets, fuelled significant growth in “Wealth Management” markets. The simplification of Pensions Legislation in April 2006 (known as A-Day) and the subsequent reviewing of existing arrangements by individuals, delivered a significant boost to new business for providers active in these sectors
(although a proportion of this is thought to be one-off in nature). As a result, Self-Invested Personal Pensions (SIPPs)
have developed into a mainstream planning solution. A-Day and ongoing reconstructions of final salary schemes also drove Corporate Pensions growth. “At Retirement” markets received increased attention from providers, including new entrants, attracted by predicted population demographics in the medium to long-term. Competitive Protection line volumes were static following premium rate cuts despite ongoing housing market activity. The IFA channel and slowly emerging multi-tie channel combined, represent 74% of total market new business.

(1) Source: AXA.

(2) Please note that the numbers quoted for the market data (life and annuity) are for the nine months ended September 30, 2006.

(3) Source: VARDS.

Japan. The life insurance market continued to grow driven by individual annuity sales sourced from bancassurance distribution channels and Medical sales. This trend is expected to continue as the deregulation (notably the postal service privatization), social infrastructure (including a population that is both ageing & declining) and customer sophistication evolve. The continued positive economic environment has contributed to improved solvency and credit standings of most insurers, restoring previously eroded customer confidence in the industry. Foreign life insurers continued to expand their role in the market1. Being one of the most mature insurance markets, Japan continues to be a highly competitive market. Well established and mega domestic insurance companies dominate the landscape.
However, attracted by the high margin medical market and bancassurance growth potential, some foreign insurers have succeeded in entering the market. This fragmentation of the market together with the revitalization of the mega domestic insurance companies has led to declining margins. AXA Japan, a mid-sized player (10th & 12th in the market based on new business and assets respectively) with a diversified product range and distribution model, is well positioned to profitably grow its market share2.

Germany. After the introduction of the German Retirement Earnings Law (“Alterseinkünftegesetz”) in 2005, the market picked up again in 2006. It showed an increase in annuity products and a decrease in endowment products regarding annual premiums for pure life new business (non unit-linked endowments -7.4% to €1.0 billion, non unit-linked annuity products +18.9% to €2.2 billion, unit-linked endowments -7.8% to €0.5 billion, and unit-linked annuity products
+60.2% to €1.2 billion). Among business for single premiums, that grew by 25.4% to €11.4 billion, non unit-linked annuity products are still dominating (+45.4% to €5.2 billion), followed by non credit-linked collective insurance (-8.1%
to €2.4 billion), bank-like savings products (“Kapitalisierungsgeschäfte”) (+1.6% to €1.4 billion) and unit-linked annuity products (+605.8% to €0.8 billion). New business for “Pensionskasse” (current premiums) decreased by 35.3% to
€0.3 billion after losing tax advantages compared to individual pension plans (“Direktversicherung”) that are more easily transferable. GWP of pensions funds (Type “Pensionsfonds”) increased by 649.0% to €0.8 billion, which was caused by a single contract in the market in Q4. Also in the future, an ongoing need to replace defined benefit systems is expected to push group life pension products in general. The core products of the retirement Earnings Law
(“Alterseinkünftegesetz”), the “Rürup” pensions, seem to gain acceptance at last. Current regular premiums increased by 59.5% to €0.4 billion (thereof 59.2% unit-linked). In 2006, 2.0 million contracts of the also highly regulated “Riester”
-  products were sold (+78.9%). The current regular premiums increased by 206.5% to €1.38 billion. Premiums were affected by a raised government aid this year which resulted in a significant growth. The regular premiums of cashed-
in contracts increased only by 120.7% to €0.78 billion.

The development of private health insurance is marked by two influences:

- On the one hand, ongoing difficulties in the public health insurance system continue to push private health insurance.

- On the other hand, the increases of the income threshold in 2003, fixed by the health reform, complicated the switch from public to private. This is the reason why mainly civil servants and self-employed contribute to the market growth.
Consequently, it lowered the market potential for full coverage and resulted in a strong decline of net new inflow for this type of activity in 2006. Supplementary insurance, however, increasingly meets demand. But the increase in gross written premiums by 4.2% in Q1-Q3 mainly reflects rising premiums per contract. In the Life market AXA ranks eighth with a market share of 4%3 and in Health, AXA is tenth with a market share beyond 3%4.

(1) Source: AXA.

(2) Source: AXA.

(3) Derived from the nine months ended September 30, 2006 figures.

(4) Derived from the nine months ended September 30, 2006 figures.

Belgium. In the retail market, significant shifts occurred in 2006. The main changes were a decrease in the national savings rate, the introduction of a new insurance front-tax (1.1%) and the increase of the tax deductibility of the pension schemes premiums. This context clearly intensified the competition in the Life & Savings business. While AXA Belgium is very well positioned in these markets due to its investment capacities and its marketing skills, new product developments are required to sustain business growth. 2006 experiences market downturn in Individual Life, especially in the non-unit-
linked market (forecast 2006 –18% compared to +11% in 2005) but also in unit-linked products (forecast 2006 +2%
compared to +127.5% in 2005). Nonetheless, AXA Belgium managed to increase its market share due to the robustness of its Crest product line as well as the launch of competitive unit-linked products. The corporate market in retirement and savings was rather stable in 2006, as most insurance companies adjusted their existing plans (to comply with “Loi de
Pension Complémentaire”). In Disability and Health, volumes remained stable while prices decreased.

Southern Europe. In Spain, socio-demographic evolution results in an ageing population, partly mitigated by the recent immigration influx, which now represents 7% of total country population. An increasing awareness of the need for retirement savings is observed. The new tax law to be introduced in 2007 will eliminate the fiscal advantages of life insurance versus other forms of saving, and had a unfavorable impact on sales of unit-linked products in 2006.
However, the new law also appears to favor annuities, for which insurers are generally better positioned than banks. In
Italy, the 2006 market forecast in Life & Savings1 shows a 5% new production decrease, with bank channels decreasing by 7% and agent networks at the same level as the previous year. In Portugal, insurance activity has been facing an unfavorable economic environment. The Portuguese economy has passed through a declining trend in the recent years, resulting in a recession in 2003. Since then, the recovery seems fragile. However, the government programs, namely, the new social security contribution schemes, the expected labor legislation towards increasing flexibility, the educational, health and technological plans, will have a medium-term impact on insurance activity as new insurable markets are expected to emerge. In Spain, AXA is placed as 12th market player (before the Winterthur integration). In
Italy, AXA is ranked 13th, in a very concentrated market. In Portugal, where the market is dominated by bancassurance,
AXA is ranking 7th (data as of September 2006).

Australia / New Zealand. Regulatory change and complexity, the continuing shift of financial responsibility from government to individuals and the poor savings behaviors of most households are driving demand for quality financial advice and, in turn, the need for comprehensive support services for advisers. Growth in the wealth management product markets in Australia and New Zealand continues to be driven by the ageing population, government support for self funded retirement and strong investment markets. Major regulatory changes in both countries in 2006 aimed at encouraging retirement savings are expected to maintain momentum with market growth rates forecast before these changes of 9-13% per year. Financial protection product markets are underpinned by rising incomes, asset appreciation and widespread under-insurance, with expected growth rates of 6-7% per annum2. Both Australia and New Zealand have open, competitive and relatively concentrated markets. The top 10 companies account for around 60% of retail funds under management, 80% of net retail funds flow and close to 90% of new and in-force annual premiums in Australia3. AXA is ranked 1st in New Zealand and 6th in Australia for retail wealth management and is 3rd in financial protection in both countries. AXA is unique amongst major competitors in operating across the entire wealth management and financial protection value chain – asset management, products, platforms, adviser services and financial advice. With open competition at each stage of the value chain, this end-to-end presence allows AXA to capture more overall margin and makes us less sensitive to the shifting of margin between different parts of the value chain.

(1) Source: IAMA, as of October 2006.

(2) Source: AXA.

(3) Source: AXA.

Hong Kong. The economy of Hong Kong continued to increase in 2006 with GDP growing by 5.8%1 and the Hang
Seng index growing by 34.2% in 2006. Hong Kong remains a very attractive life insurance market, with high profit margins, high savings ratios and moderate life insurance penetration. Individual life market new business sales increased by 19%2 for the nine months to September 2006. AXA has also been seeing the emergence of wealth management. The Mandatory Provident Fund (MPF) and the huge level of bank savings mean that wealth management and financial advice have strong growth potential. Now in its sixth year, the Hong Kong workforce has shown increasing interest towards their MPF benefit and there have been increasing numbers of changes in MPF providers. Life insurance premiums have increased over the past few years partly because of growing product options and the entry of banks and new distribution channels to the market. Hong Kong life insurance market is relatively concentrated, 61% of individual life new business sales are contributed by the top 5 companies. Following the acquisition of MLC Hong Kong in May 2006 and strong organic growth, AXA is now number four for inforce premiums and for new business.3

Property & Casualty

France. After 5 consecutive years of accelerated growth from 1999 (2%) until 2003 (8%), the market’s premium growth reduced slightly to 4% in 2004, 2% in 2005 and an estimated 2% in 2006. Household is expected to grow by 4.5%
(+5% in 2005) whereas the market should stay flat in Motor. In the Property & Casualty market, AXA is a leading player in the market4.

United Kingdom and Ireland. The U.K. market continued to be soft, causing difficult underwriting conditions throughout the market. This has made rating increases and the retention of business difficult. Within Personal Lines,
Household and Healthcare have shown significant growth largely due to new business deals. Commercial Lines have seen lower growth due to the ongoing competitiveness in acquiring new business contracts. In Ireland, the Motor market also remained soft with intense competition leading to a fall in average premium.

Germany. In the first nine months of 2006, total business in the market decreased by 1.3% (to €44.1 billion). Due to this, the combined ratio in Property & Casualty is expected to increase to 94%. In motor lines, an intensive price competition went on, initiated by the big players to keep or regain market share. Therefore, in these lines, gross written premiums decreased by 4.0% to €19.2 billion in the first nine months of 2006. Despite the fact that relatively high claims ratio increases in industrial property lines (but still keeping combined ratios below 100%), the gross written premiums decreased by 3.1% (in the first nine months of 2006). The number of contracts is expected to remain stable in 2006 compared to previous year. Regarding retail dominated non-motor lines, volume increased by only 0.8% in the first nine months of 2006 as penetration is already high. However, the gross written premiums for these lines increased in a range from -4.2% (assistance) to 3.3% (accident) in the first nine months of 2006. In the P&C market AXA ranks eighth with a market share above 4%5.

Belgium. The Property & Casualty market 2006 growth rate was fuelled by the introduction of the natural peril coverage. The motor market which represents 34% of total Property & Casualty market should grow by 1.3% while household premiums should rise by 5.9% (natural peril). The Workers’ compensation market should confirm its growth

(1) Third quarter 2006, year-on-year % change in real terms.

(2) OCI, September 2006, combining HSBC and Hang Seng (given common ownership). Market statistics must be used with caution, they are not sanctioned or audited and comparisons with previous years do not fully reflect the true trends in the market place.

(3) 3rd quarter 2006, year-on-year % change in real terms.

(4) Source: AXA.

(5) Derived from the nine months ended September 30, 2006 figures.

pace in 2006 with 3.6% (vs. 3.0% in 2005). In Property & Casualty Corporate, increased competition leads to pressure on average premiums. This is particularly true in Workers Compensation, Household and Motor. AXA continued to rank first in the market.

Southern Europe. In Spain, sales in motor car industry reached successive record levels over past years, even though a recent slowdown of the growth is noticeable. This has helped to develop comprehensive motor insurance market as well as insurance solutions for renting. The on-going development of non-motor insurance lines, such as household, private health cover, accidents, compensated the lower growth in motor. In Italy, market 2006 forecast in P&C1 shows a +2.7% gross written premiums increase (motor +1%, property +5%, health +6,6%). In Portugal, insurance activity has been facing an unfavorable economic environment. The Portuguese economy has passed through a declining trend in the recent years, resulting in a recession in 2003. Since then, the recovery seems fragile. The new relevant legislation on clams handling, premium collection, agents’ law or discrimination against disease or deficiency should have significant impacts on insurance activity. In Spain, AXA is placed as third market player, in Italy, AXA is ranked ninth in the market, and in Portugal, AXA is ranked second with a 9% market share, after the integration of Seguro Directo, purchased at the end of 2005.

International Insurance

AXA Corporate Solutions is the AXA Group subsidiary dedicated to Property & Casualty insurance of major European companies, and to Aviation and Marine insurance worldwide. After several years of rate increases and restructuring of large corporate insurance programs, underwriting conditions on large risks insurance market softened in 2005 and
2006. In 2006, this trend was also fuelled by an absence of major natural disasters. In Property & Casualty insurance,
AXA Corporate Solutions revenues grew significantly in 2006. AXA Corporate Solutions pursued its development in property insurance business targeting risk managed accounts on selected industry sectors. Growth in revenues was also due to the development of construction insurance. In marine and aviation, one-off elements and negative currency impacts explained a decrease in revenues in 2006 after a significant increase in 2005. Despite recent pressure on price, growth outlook remained positive considering an ongoing increase in air traffic worldwide and a booming shipping industry, particularly in Asia. AXA Corporate Solutions is among the top five large corporate risk insurers in Europe.

Asset management2

In 2006, total long-term stock, bond and hybrid fund net inflows were $226 billion for 2006, compared with $192 billion for 20053. Specifically, stock net inflows increased by 16% and bond net inflows increased by 95% reflecting the continuing demand for retirement savings products such as life-style funds, asset allocation funds, and target maturity funds. The strong performance of funds investing in foreign stocks and the depreciation of the dollar also continued to attract strong demand for U.S. stock funds investing abroad. In addition, strong market appreciation of +13.6% for the
S&P 500 U.S. Equity Index, +13.5% for the MSCI World Equity Index and +15.9% for the MSCI Europe Index increased assets under management. Favorable demographics continue to support industry expansion as financial advisors and planners continue to recommend mutual funds as the primary investment vehicle for retirement plans. A growing theme among investors is to focus on products with income distribution characteristics.

(1) Source: ANIA.

(2) Please note that the numbers quoted for the market data are derived from the nine months ended September 30, 2006 figures.

(3) Source: AXA.

MARKET CONDITIONS

IN 2006

Financial markets

The major stock markets ended the year on an positive note. The equity markets posted double digit growth in 2006, for the fourth year in a row, and fixed-income securities turned in slightly positive performances in the year. The global economy slowed down, but it remained robust nonetheless, driven both by the United States and the emerging countries, especially China, which has once again posted gross domestic product growth in excess of 10% in 2006.
In the United States, growth slowed down slightly in 2006, to around 3.3%, while the Euro zone saw a marked improvement in its economic situation during the year. Against this backdrop, monetary policies played a key role in
2006 with most of the world’s countries embarking on a course of monetary tightening in 2006. The European Central
Bank continued to harden its policy stance gradually, taking the repurchase rate from 2.25% in the early part of the year to 3.5% in December. In the United Kingdom, the Bank of England adjusted its policy twice, bringing the base rate to
5% in November. Japan ended its policy of 0% interest rates in July, raising its intervention rate to 0.25%, marking the beginning of the process to normalize its monetary policy.

Stock Markets

Throughout the year, the Dow Jones advanced by 16.3%, the S&P 500 by 13.6%, the NASDAQ by 9.5%, the Stoxx 50
by 11.3%, the DAX by 23.1%, the CAC by 18.9%, and the FTSE by 11.6%. The Nikkei was the biggest disappointment in 2006, gaining a mere 5%, after having advanced by 40% in 2005. Equity markets in emerging countries posted good performances in general, with China (+83%), Argentina (+67%) and Russia (+56%) standing out.

Bond markets

The 10-year Treasuries climbed during the first part of the year, reaching as high as 5.25% before falling as the economy began to lose steam and the Fed ended its round of monetary tightening. Overall, government bonds performed in barely positive territory, with a marked outperformance of the United States. The performance of indexed bonds was comparable to that of nominals. On the credit side, sustained growth, low volatility, solid credit quality and buoyant technical elements helped to boost corporate bonds, which ended the year up by 5% on average.

Exchange rates

Compared to December 31, 2005, the U.S. dollar lost nearly 12% against the Euro (Closing exchange rate moved from
$1.18 at the end of 2005 to $1.32 at the end of December 2006). The same was true for the yen at September 2006 but to a lesser extent (Closing exchange rate moved from 136.3 yen at the end of September 2005 used for Full Year accounts to 149.3 yens at the end of September 2006).

On an average rate basis, the U.S. dollar lost 1% against the Euro (from $1.25 over 2005 to $1.26 over 2006), whereas the yen lost 5% against the Euro at September 2006 (from 136.3 yens for the twelve months to September 2005 used for Full Year accounts to 142.9 for the twelve months to September 2006).

For information purposes and in respect of AXA’s principal non-Euro-based operations, the analysis below provides an indication of the impact of foreign currency fluctuations on gross revenues’ growth.

	U.S.$	British Pound	Japanese yen
For operations denominated in:
Gross revenues growth in original currency (2006 vs. 2005)	12.8%	32.3%	11.6%
Foreign exchange impact	(1.0%)	0.5%	(5.2%)
Gross revenues as reported in Euro	11.8%	32.8%	6.4%

In addition, AXA provides on a regular basis certain period-to-period comparisons calculated on a comparable basis to eliminate the effects of changes in foreign exchange rates as described above and changes in AXA’s scope of consolidation to eliminate the results of acquisitions, disposals and business transfers (constant structural basis) and of changes in accounting principles (constant methodological basis), in one of the two periods being compared.

Additional information about the impact of foreign currency fluctuation on shareholders’ equity is provided in note 13 to the Consolidated Financial Statements, in Item 18 of this Annual Report.

DECEMBER 31, 2006

OPERATING HIGHLIGHTS

Main events

Executive summary

AXA’s key businesses continued to record strong operating performances while maintaining their growth potential.

- Life & Savings performed well across the Group, with consolidated gross revenues increasing by 12% to €50.5 billion, and net income up 23% to €2,957 million due to improved results from almost all countries.

- Property & Casualty revenues were up 5% to €19.8 billion, and the combined ratio improved by 0.8 point to
96.9%. Net income reached €1,977 million, up 14% as compared to 2005, due to improved results in almost all countries.

- International Insurance net income was up €60 million in spite of a 3% decrease in revenues (in the context of the disposal of AXA RE’s business on December 21, 2006 with the risks and corresponding net income related to
2006 claims experience accruing to the buyer), including notably a €66 million net gain on the sale of AXA RE’s business.

- Asset Management revenues were up 28% to €4.4 billion (net of intercompany eliminations), benefiting from good performances at both AllianceBernstein and AXA Investment Managers, with net income up 48% to €610 million.

Significant acquisitions and disposals

Acquisitions

AXA Canada announced on November 29, 2005, that it had entered into an agreement to buy Winterthur Canada
Financial Corporation, whose main asset was The Citadel General Assurance Company (“Citadel”). The
acquisition was financed internally by the AXA Group. The transaction closed in March 2006. The purchase price amounted to €221 million, and the related goodwill to €99 million.

On May 8, 2006, AXA Asia Pacific Holdings announced it had completed the acquisition of MLC Hong Kong and
MLC Indonesia. Each of the two purchases was subject to regulatory approval. Approvals were obtained for both purchases and completion occurred on terms consistent with AXA APH’s February 21, 2006 announcement of the proposed purchase. The purchase price amounted to €340 million. Related intangibles amounted to €309 million, of which €115 million of goodwill and €194 million of Value of Business in Force (net of tax).

On May 15, 2006, AXA announced the squeeze-out of the minority shareholders of its German subsidiary AXA
Konzern AG, whereby it would acquire the 3.2% of AXA Konzern shares it did not already own at a price of €134.54 per ordinary share and preference share. The resolution of the squeeze-out was approved at the annual general meeting of AXA Konzern on July 20, 2006.

As announced on December 21, 2005, AXA made a voluntary public offer between January 9, 2006 and February 27,
2006 to purchase the minority shares of its German subsidiary AXA Konzern AG (“AXA Konzern”) from minority shareholders at a price of €129.30 per ordinary and preference share. AXA reached a direct and indirect holding of
96.8% of the share capital of AXA Konzern as of the end of the offer period, thereby exceeding the 95% threshold that is a condition to launching a minority squeeze-out. Under the terms of the voluntary public offer, shareholders who tendered their shares to AXA at €129.30 per share during the offer period would also benefit from the higher squeeze-
out price of €134.54 per share provided that the squeeze-out transaction is registered before December 31, 2007. At the end of December, the corresponding ownership rate of the Group in the German subsidiaries amounted to 96.84%
generating an additional goodwill of €92 million.

AXA also launched a squeeze-out of the 0.44% minority shareholding in Kölnische Verwaltungs-Aktiengesellschaft für
Versicherungswerte AG (“KVAG”) at a price of €2,042.01 per ordinary share. The principal asset of KVAG was a 25.6%
stake in AXA Konzern’s share capital. The resolution of the squeeze-out was endorsed at the annual general meeting of KVAG, held on July 21, 2006. The total investment to reach a 100% ownership in both AXA Konzern and KVAG starting from the situation as at January 1, 2006 amounted to €309 million. A part of this amount remained to be paid in 2007 as the registration of the squeeze-out is subject to various procedures according to German law.

In order to further streamline the organization in Germany, AXA Konzern launched in parallel the squeeze-out of the minority shareholders of its listed life insurance subsidiaries. Upon the completion of these transactions, AXA would own directly or indirectly 100% of all its German subsidiaries.

AXA announced on June 14, 2006 that it had entered into a definitive agreement with Crédit Suisse Group under which
AXA would acquire 100% of Winterthur for CHF12.3 billion (€7.9 billion) to be paid in cash.

In addition, AXA refinanced CHF1.1 billion (€0.7 billion) of internal loans redeemed to Crédit Suisse as of the closing date.

Winterthur’s operations complement and strengthen AXA’s distribution channels and product range, while further increasing AXA’s geographic diversification, by both strengthening its European franchise and increasing its presence in high growth markets.

AXA secured the total financing of the acquisition of Winterthur through:

- €4.1 billion capital increase resulting in the issue of 208,265,897 new shares (see Capital operations below for more details),

-€3.8 billion of perpetual deeply subordinated note issues (see Capital Operations below for more details), and

-€0.7 billion financed through internal resources.

On December 22, 2006, AXA received all necessary regulatory approvals and consequently closed the acquisition of
Winterthur.

On December 22, 2006, AXA Asia Pacific Holdings (AXA APH) reached an agreement with AXA SA to acquire
Winterthur Life Hong Kong Limited (WLHK). This followed the announcement of the completion of AXA SA's acquisition of the Winterthur Group from Crédit Suisse. AXA APH will acquire WLHK for consideration in the range of
HK$1.7 billion to HK$2.4 billion ($AUD 278 million to $AUD 393 million). HK$1.9 billion ($AUD 311 million) will be payable on completion. This amount will be subject to an adjustment based on the future performance of the business measured in 2009. AXA APH obtained shareholder approval for this acquisition at the annual general meeting in 2007 and the transaction was completed in Q2, 2007. In addition, AXA APH has declined the opportunity to acquire
Winterthur’s Indonesian life insurance operations and Japanese operations.

On October 16, AXA entered into an agreement with Alpha Bank to acquire its insurance subsidiary Alpha Insurance for €255 million. AXA and Alpha Bank signed a long-term exclusive agreement to pursue and strengthen the existing bancassurance partnership. Alpha Insurance is one of the top ten composite insurers on the Greek market with solid positions on profitable segments and a strong distribution network. Alpha Insurance recorded revenues of €151 million in 2005. It will be integrated to AXA’s Mediterranean Region platform. This transaction was completed in Q1, 2007, following receipt of all required regulatory approvals.

On October 23, AXA U.K. announced that it has reached agreement with the Board and two main institutional shareholders of Thinc Destini to acquire the entire share capital of Thinc Destini. AXA UK will be acquiring Thinc
Destini using a newly created company, Advisory Services Limited (“ASL”). Under the terms of the agreement with the two main institutional shareholders and the offer, the shareholders of Thinc Destini will share up to £70 million based primarily on the financial performance of the business during 2009. The maximum amount is subject to certain deductions as detailed in the terms of the offer. AXA UK has also agreed to fund the repayment of Thinc
Destini’s existing indebtedness, which arose primarily from Thinc Destini’s acquisition of a number of IFA businesses, and provide further working capital to the Thinc Destini Group, up to an aggregate amount of
£30 million. The transaction, which was subject to the satisfaction or waiver of certain conditions, including the
Offer being accepted by Thinc Destini ordinary shareholders holding at least 90% of the issued Thinc Destini ordinary shares, closed on November 10, 2006.

On December 14, 2006, ONA and AXA entered into an agreement for the buy-out of ONA’s 49% share in the capital of AXA-ONA (the holding company of AXA Assurance Morocco). The transaction value of AXA-ONA (MAD 6.382 billion
- revised value, €573 million with December 31, 2006 exchange rate - for 100% of its share capital) will be financed locally. This agreement is an opportunity for AXA Assurance Morocco to reinforce its integration in the AXA Group.
Closing of this transaction is subject to regulatory approvals. Upon its completion, AXA Assurance Morocco will be
100% controlled by AXA. As at December 31, 2006, AXA’s ownership interest and voting right percentages in AXA
Assurance Morocco are both 51%. The transaction closed on March 19, 2007.

Disposals

AXA initiated in 2006 a strategic review regarding the future of its reinsurance activity, which was underwritten by
AXA RE and reported in the “International Insurance” segment. Following the receipt of a binding offer on April 6, 2006 and consultation with the relevant workers’ councils, AXA announced on June 6, 2006 the signing of a definitive agreement to cede the business of AXA RE to Paris Re Holdings Limited.

On December 21, 2006, AXA completed the cession of AXA RE’s business to Paris Re Holdings, in which AXA took a
3.4% stake. Under the terms of the agreement, the business of AXA RE has been ceded to Paris Re Holdings, with the risks and corresponding net income related to AXA RE’s 2006 claims experience accruing to Paris Re Holdings. This transaction generated a capital gain of €66 million net of tax on the business ceded. AXA guarantees the reserves pertaining to losses incurred on or before December 31, 2005. Starting with the 2006 accounts, the accounting results of AXA RE accruing to the AXA Group will mainly comprise the impact of the loss reserve developments on the corresponding pre-2006 run-off portfolio and will be reported in the Other International Insurance segment.

Capital and financing operations

Capital operations

During the first semester of 2006, AXA pursued its share purchase program to control dilution arising from the 2005 share-based compensation and employee shareplan program and purchased 12.7 million shares for a total amount of
€0.35 billion.

AXA announced on July 11, 2006 the completion of a €4.1 billion capital increase (1 new share for 9 previously held at a price of 19.8 euros per share) to finance part of the Winterthur acquisition, resulting in the issue of 208,265,897 new shares. The settlement and listing of the new shares on the Eurolist market of Euronext Paris took place on July 13,
2006. The new shares are eligible for any future dividend distributions, including the dividend paid in 2007 in respect of fiscal year 2006 earnings.

As part of the financing of the acquisition of Winterthur, AXA issued on July 6, 2006, a triple tranche Euro and
Sterling perpetual deeply subordinated notes for a total amount of approximately €2.2 billion, of which €1 billion for the Euro Perpetual Non-Call 10 year tranche (issued at a spread of 150 bps over Euribor), GBP 500 million for the
Sterling Perpetual Non-Call 10 year tranche (issued at 150 bps over Libor) and GBP 350 million for the Sterling
Perpetual Non-Call 20 year tranche (spread of 175 bps over Libor). AXA also placed in October 2006 a triple tranche
Australian perpetual deeply subordinated note issue for a total amount of $AUD 750 million (approximately
€0.5 billion).

On December 11, 2006, AXA priced a two-tranche U.S.$ perpetual deeply subordinated note issue for a total amount of U.S.$1.5 billion (approximately €1.1 billion) of which U.S.$750 million was for the U.S. dollar Perpetual
Deeply Subordinated Non-Call 12 year tranche and U.S.$750 million was for the U.S. dollar Perpetual Deeply
Subordinated Non-Call 30 year tranche.

For several years, the AXA Group has been offering to its employees in and outside of France, the opportunity to subscribe for shares issued by way of a capital increase reserved for employees. In 2006, employees invested a total of €375 million leading to a total issuance of 15.5 million newly issued shares. Employee shareholders represented approximately 4.98% of the outstanding share capital as of the end of 2006.

Financing operations

In 2006, in order to further protect the Group net assets denominated in U.S. dollars, AXA implemented a U.S.$ 2 billion foreign exchange hedge, at an average rate €/$ of 1.25. In total, U.S.$11.1 billion of group net assets are hedged at an average rate of €/$ 1.17.

At June 30, 2006, in order to hedge the acquisition price of Winterthur, AXA implemented foreign exchange forwards denominated in Swiss francs for CHF7.3 billion.

Hedging

Information about the hedging policy relating mainly to interest rates and foreign currency fluctuations is provided in
Item 11 and in notes 4 and 19 of the Consolidated Financial Statements included in Item 18 of this Annual Report.

Other operations

On November 13, 2006, AXA completed its first mortality risk securitization transaction by the implementation through a special purpose vehicle, “OSIRIS Capital plc”, of a €1 billion shelf program in order to transfer mortality risk to the capital markets. This shelf program is a flexible and efficient structure to diversify sources of cover for the Group’s mortality risk exposure by benefiting from the broad capacity of capital markets. In this framework, AXA announced the placement of notes indexed to mortality levels in France (60% of the combined index), Japan (25%) and the United
States (15%), for a total amount of circa €345 million in four different tranches rated AAA, A-, BBB, BB+.

EVENTS SUBSEQUENT

TO DECEMBER 31, 2006

Sale of Winterthur’s U.S. operations

On January 4, 2007, AXA reached an agreement with QBE Insurance Group for the sale of Winterthur’s U.S.
operations for US$1,156 million (€920 million taking into account hedges put in place by AXA for this transaction at
1 Euro = 1.26 US$), and successfully completed the sale on May 31, 2007.

In addition, Winterthur U.S. repaid US$636 million, of which US$79 million had already been repaid in Q4 2006
(€506 million taking into account hedges put in place by AXA for this transaction at 1 Euro = 1.26 US$) of inter-
company loans to Winterthur Group. This transaction follows AXA’s decision to put Winterthur U.S. operations under strategic review, as initially announced on June 14, 2006.

Elimination of the potential dilutive impact of the 2014 and
2017 convertible bonds

On January 11, 2007, meetings of holders of AXA’s 2014 and 2017 convertible bonds were held to vote on an amendment of the final conversion dates of the bonds to January 26, 2007 in exchange for a cash payment in respect of the value of the conversion option.

The meeting of holders of the 2014 convertible bonds approved the amendment. Consequently, holders who did not convert their bonds by January 26, 2007, received €16.23 per bond on January 31, 2007.

The meeting of holders of the 2017 convertible bonds did not approve the amendment. Consequently, to fully neutralize the dilutive impact of the 2017 convertible bonds, AXA has purchased from a banking counterparty, for a total cash amount equivalent to the payment proposed to bondholders, call options on the AXA share with an automatic exercise feature. This feature is such that one option is automatically exercised upon each conversion of a convertible bond.
Consequently, each issuance of a new share resulting from the conversion of the bond will be offset by the delivery by the bank to AXA (and subsequent cancellation) of an AXA share; the issuance of a share in respect of the conversion of the bond and the cancellation by AXA of the AXA share received will offset each other.

As a result of this transaction, there will no longer be a change to the outstanding number of AXA shares created by the convertible bond conversion.

For AXA shareholders, these transactions resulted in the elimination, from an economic point of view, of the potential dilutive impact of the 2014 and 2017 convertible bonds (i.e. a maximum of 65.8 million shares). The total cash consideration paid by AXA amounts to €245 million.

Acquisition of insurance brokers Stuart Alexander and
Layton Blackham

On January 12, 2007, AXA U.K. announced that it had reached agreement with insurance brokers Stuart Alexander and Layton Blackham to acquire both businesses. AXA U.K. will be acquiring both firms through its subsidiary
Venture Preference Ltd which already owned 38.9% of Layton Blackham. The two companies are to be combined and will have considerable autonomy to develop the business and will maintain independent broking status. Quality accounts with current insurers will be maintained and grown. The total cash consideration paid for 61.1% of Layton
Blackham and 100% of Stuart Alexander amounts to £58.5 million.

Acquisition of Swiftcover

On February 7, 2007, AXA U.K. announced that it was to acquire the U.K’s only 100% online insurer, Swiftcover, jointly owned by international insurer Primary Group and Swiftcover’s management. The transaction, that was subject to the satisfaction or waiver of certain conditions including regulatory approval, closed on March 22, 2007. Swiftcover is a business on the U.K. personal direct market, with net inflows of 120,000 policies in 2006. The upfront cash consideration for Swiftcover amounts to
£75 million, with an additional potential earn-out of £195 million maximum over the next 4 years, based on policy volume and combined ratio level.

Acquisition of AllianceBernstein Units

In connection with AllianceBernstein’s acquisition of the business of SCB Inc., formerly known as Sanford C. Bernstein,
Inc., in 2000, AXA Financial Inc. entered into a purchase agreement under which certain former shareholders of Sanford
Bernstein have the right to sell (“Put”) to AXA Financial, subject to certain restrictions set forth in the agreement, limited partnership interests in AllianceBernstein L.P. (“AllianceBernstein Units”) issued at the time of the acquisition.

As of the end of 2006, AXA Financial, either directly or indirectly through wholly owned subsidiaries, had acquired a total of 24.5 million AllianceBernstein Units for an aggregate price of approximately $885.4 million through several purchases made pursuant to the Put. AXA Financial completed the purchase of another tranche of 8.16 million
AllianceBernstein Units pursuant to the Put on February 23, 2007 for a total price of approximately $746 million. This purchase increased the consolidated economic interest of AXA Financial, Inc. and its subsidiaries in AllianceBernstein
LP. by approximately 3% from 60.3% to 63.3%.

Acquisition of a 75% stake in Kyobo Auto

On March 16, 2007, AXA reached an agreement with Kyobo Life to acquire its 75% stake in Kyobo Auto which has a leading position in the South Korean direct motor insurance market with revenues of KRW 346 billion (€278 million) and a market share above 30%. Following this acquisition, the AXA Group will serve over 2 million clients through its direct distribution P&C operations worldwide. Completion of this transaction, that was subject to local regulatory approvals, occured on May 22, 2007.

Acquisition of ELLA

On March 17, 2007, AXA Holdings Belgium SA reached an agreement with ELLA Holdings S.A. and its main shareholder Royalton Capital Investors to acquire 100% of the Hungarian retail bank ELLA and its affiliates. Originally specialized in on-line banking and today the fastest growing bank in Hungary, ELLA is the 6th largest supplier of mortgage loans in the country with total assets of €375 million. The combination of AXA Hungary’s operations, the 5th largest company in the pensions market, with those of ELLA Bank shall duplicate the successful business model of
AXA in Belgium. Completion of this operation is subject to required regulatory approvals.

Partnership with BMPS

On March 23, 2007, AXA and BMPS reached an agreement for the establishment of a long-term strategic partnership in life and non-life bancassurance as well as pensions business. AXA will acquire:

- 50% of MPS Vita (life and savings) and MPS Danni (P&C);

- 50% of BMPS open pension funds business;

-management of insurance companies’ assets (€13 billion as of year-end 2006) and open pension funds assets
(€0.3 billion as of year-end 2006).

The partnership will be a platform for developing AXA’s and BMPS’s operations in the Italian bancassurance and pensions market including any new distribution channel. The objective of the transaction is to further strengthen and consolidate the competitive position of the joint operations in life and non-life bancassurance and increase their profitability by: i) leveraging AXA specific know-how to capture fully the growth potential and develop a leading position in the Italian pensions market and ii) fully exploiting the potential of BMPS’s franchise, improving the product and service offer, and achieving higher efficiency and commercial effectiveness.

Total cash consideration to be paid by AXA in this transaction is €1,150 million and will be financed with internal resources. The closing of the transaction is subject to regulatory approvals.

Acquisition of broking firm SMART & COOK

On April 23, 2007, AXA U.K. announced the acquisition of leading independent commercial broker, Smart & Cook.
The purchase of Smart & Cook completed a trio of acquisitions in recent months by AXA as it realised a strategic intent to become a national force in commercial broking.

AXA U.K. bought the entire share capital of Smart & Cook through its subsidiary Venture Preference Ltd, (VPL) which also houses recently acquired Stuart Alexander and Layton Blackham, purchased in January 2007.

The three companies will operate under the same structure, retaining independent broking status. The enlarged business will operate from 40 offices employing some 1,200 people.

2006 Dividend

At the general meeting of shareholders of AXA held on May 14, 2007, the shareholders approved a dividend in respect of 2006 of €1.06 per ordinary share, or €2,218 million in the aggregate, based on the number of shares outstanding at December 31, 2006. The approved dividend was paid on May 21, 2007.

Sale of AXA's Dutch operations

On June 4, 2007, AXA announced that it has entered into a memorandum of understanding with SNS Reaal with a view to finalizing discussions on the sale of its principal Dutch insurance operations, comprising 100% of AXA Netherlands,
Winterthur Netherlands and DBV Netherlands, for a total cash consideration of €1,750 million, after consultation with trade unions and workers’ councils.

AXA contemplates exiting the Dutch insurance market given the limited possibilities to reach a leading position through organic growth in the foreseeable future as this market is highly competitive and dominated by large local players.

AXA’s Dutch operations concerned by this proposed transaction will be treated as discontinued operations (held for sale) in AXA’s 2007 consolidated financial statements. As a consequence, their earnings until closing will be accounted for in net income. Their sale should generate an exceptional capital gain of approximately €400 million, which will also be accounted for in 2007 net income.

A further announcement will be made upon execution of definitive transaction documents following completion of required consultations with trade unions and workers’ councils. The parties contemplate that the definitive transaction documents will include customary closing conditions for a transaction of this type including receipt of customary regulatory approvals and expect the transaction to close before year-end 2007.

Partnership with BNPP in Ukraine

On June 8, 2007, AXA and BNP Paribas announced they had reached an agreement for the establishment of a partnership on the Ukrainian property & casualty insurance market. AXA will acquire from BNP Paribas’ subsidiary
UkrSibbank, a 50% stake in its insurance subsidiary: Ukrainian Insurance Alliance (UIA). AXA will have management control of the joint company, which will benefit from an exclusive bancassurance distribution agreement with
UkrSibbank for an initial period of 10 years.

UIA sells mostly individual motor and property insurance through UkrSibbank’s 1000 branches.

The Ukrainian insurance industry is still very fragmented with top 10 players, including UIA, controlling just above 40% of the market. It enjoys very strong growth potential, with 47 million inhabitants and a very low penetration rate. Completion of the transaction is subject to customary regulatory approvals and is expected to take place before year-end 2007.

This new partnership will allow AXA and BNP Paribas to grow faster in the promising property & casualty Ukrainian market. This deal mirrors AXA and BNP Paribas’ profitable partnership on the French property & casualty market.

CRITICAL

ACCOUNTING POLICIES

The accounting principles used in the preparation of the consolidated financial statements in accordance with IFRS are set out in note 1 in the notes to the consolidated financial statements in Item 18 of this Annual Report. The notes to the consolidated financial statements also contain a summary of (i) material differences in accounting policies between
IFRS and U.S. GAAP in note 31 and, (ii) new adopted and issued accounting pronouncements under U.S. GAAP.

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

Scope of consolidation

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

Under IFRS, the consolidation is based on the level of control, and the consolidation methods are:

– the full consolidation method if AXA exercises an exclusive control;

– the proportionate method if AXA exercises a joint control;

– the equity method if AXA exercises a significant long-term influence.

Under the U.S. GAAP “voting interest model”, consolidation is based on whether AXA has a majority interest based on voting rights (directly or indirectly held) of more than 50%. In addition and in respect of variable interest entities, even though AXA may not hold more than 50% of the voting rights of the entity, AXA may be deemed to be the primary beneficiary and, therefore, may be required to consolidate such investment vehicles under the U.S. GAAP “variable interest model”. The accounting rules for the determination of the primary beneficiary are complex and require specific evaluation of the contractual rights and obligations associated with each party involved in the entity, an estimate of the entity’s expected losses and expected residual returns and the allocation of such estimates to each party.

Goodwill

The goodwill represents the excess of the cost of acquisition over the net fair value of the assets, liabilities and contingent liabilities acquired and is recorded as an asset on the balance sheet. It is considered to have indefinite useful life and is, therefore, not amortized. AXA reviews goodwill when there is an indication that an impairment may have taken place, or at a minimum on an annual basis. A multi-criterion analysis is used in order to determine if there are significant adverse changes (parameters include value of assets, future operating profits, market share). The possibility of an impairment can be derived from any events or changes in circumstances that indicate that the carrying amount of goodwill may not be recoverable. Therefore, there is an element of judgment involved in (i) evaluating when the indication of an impairment is significant enough to require a full test to be undertaken, and (ii) determining the fair value to be used to assess recoverability of the carrying value. The valuation techniques include market quotations and expected discounted cash flows taking into account the current shareholder net asset value plus future profitability on business in-force and profitability value on future new business. As of December 31, 2006, the goodwill asset impairment test did not indicate a need for impairment.

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

Investments

AXA’s principal investments for its insurance related assets are primarily in fixed maturity and equity securities. Under
IFRS and U.S. GAAP, these securities are carried at fair value or amortized cost unless there is a need for impairment.

Under IFRS, investments are classified in the following categories depending on the intention and ability to hold the invested assets:

– assets held to maturity, accounted for at amortized cost;

– loans and receivables accounted for at amortized cost;

– trading assets and assets designated (option) at fair value with change in fair value through profit and loss, the latter referred to as the “fair value option”;

– available for sale assets accounted for at fair value with changes in fair value in shareholders’ equity.

Under U.S. GAAP, the “fair value option” is introduced by Statement No. 159 “The Fair Value Option for Financial Assets
and Financial Liabilities – Including an amendment of FASB Statement No. 115” and was not yet effective for AXA as at December 31, 2006. Therefore, the assets designated under the fair value option under IFRS continue to be classified into other categories for U.S. GAAP purposes.

AXA’s investment portfolio includes non-publicly traded investments, such as venture capital investments, private equity limited partnerships, joint ventures, other limited partnerships, and certain fixed income securities. Certain venture capital investments that are controlled by AXA are consolidated in the Company’s financial statements. The Company uses the equity method of accounting for joint ventures, for certain limited partnerships and certain private equity securities. In some cases, the basis for measuring fair value may require the utilization of investment valuation methodologies, such as discounted cash flows analysis or models based on observable market data, if quoted market prices are not readily available. Approximately 16% of AXA’s total financial investments and loans represented unquoted financial assets at December 31, 2006.

Non-publicly traded securities are valued based on factors such as management judgment, recent financial information and other market data. An impairment loss is recognized if, based on the specific facts and circumstances, it is probable that the Company will not be able to recover all of the cost of an individual holding.

Under IFRS and U.S. GAAP, AXA assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. The assessment is based on a security-by-security evaluation and will depend on, but is not be limited to:

(i) the length of time or the extent to which an unrealized loss position exists,

(ii) whether the issuer has been experiencing significant financial difficulties, and

(iii) factors specific to an industry sector or sub-sector.

The level of impairment losses can be expected to increase when economic conditions worsen and decrease when economic conditions improve.

For equity securities classified as available for sale, a significant or prolonged decline in the fair value of the security below its cost is considered in determining whether the securities are impaired. That is the case for equity securities with unrealized losses for a continuous period of 6 months or more prior to the closing date or higher than 20% of the carrying value at the closing date. If any such evidence exists for available for sale financial assets, the cumulative loss
– measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in the income statement – is removed from shareholders’ equity and recognized in the income statement. Impairment losses recognized in the income statement on equity instruments are not reversed through the income statement until the asset is sold or derecognized.

For debt securities classified as held to maturity or available for sale, the impairment test related to a credit event is performed at the individual level with a subsequent collective assessment for groups of assets with similar risks. If the test indicates that there is objective evidence that the cost may not be recovered, the debt security needs to be impaired. In this case, the charge recorded in the income statement is calculated based on the current market value, representing the difference between the market value and the recorded value of the instrument (less any impairment loss on that asset previously recognized). Under IFRS, the impairment charge for debt securities is reversible in future periods. If the identified risk is eliminated or improves, the valuation allowance may be reversed with the amount of the reversal recognized in the income statement.

Impairment measurement of loans is based on the present value of expected future cash flows, discounted at the loan’s effective interest rate, on the loan’s observable market price or the fair value of the collateral if the loan is collateral-dependent.

Under U.S. GAAP, reversals of impairment charges are not permitted on financial instruments.

In general, assessing an issuer’s near-term prospects may be difficult and involve some reasonable judgments and assumptions. The use of and changes to different methodologies and assumptions may have a material effect on AXA’s consolidated operating results under IFRS and U.S. GAAP.

Investment risk factors

The fair values of the investments are subject to market risks, primarily interest rate, equity price, foreign currency exchange risks, and credit risk.

Interest Rate Risk

The fair values of AXA’s fixed maturity investments and notes payable and other borrowings will fluctuate in response to changes in market interest rates. Increases and decreases in prevailing interest rates generally result in decreases and increases in fair values of those instruments. Fixed interest rate investments may be more sensitive to interest rate changes than variable rate investments.

The table below presents the exposure of investments sensitive to either fair value or cash flow interest rate risks, with the indication of whether the potential changes in the interest rate curves would impact the equity or the net income of the Company, before the effects of hedges in place.

				(in Euro billion)
	Net carrying amount by maturity as at December 31, 2006
	12 months or less	More than 1 year up to 5 years	More than 5 years	Total net carrying value
Fixed maturities available for sale	12	58	169	239
Fixed maturities at fair value through profit and loss (a)	2	6	16	24
Fixed maturities held by controlled investment funds (b)	16	1	5	22
Sub-total fixed maturitities	30	65	190	285
Loans at amortized cost	3	7	14	24
Loans available for sale	–	–	1	1
Loans at fair value through profit and loss (a)	–	–	–	–
Sub-total loans	3	7	15	25
TOTAL – Invested financial assets exposed to fair value interest rate risk	33	72	204	309
Fixed maturities available for sale	–	1	7	9
Fixed maturities at fair value through profit and loss (a)	–	1	1	1
Fixed maturities held by controlled investment funds (b)	–	3	–	4
Sub-total fixed maturitities	–	5	8	14
Loans at amortized cost	1	1	2	3
Loans available for sale	–	–	–	–
Loans designated at fair value though profit and loss (a)	–	–	3	3
Sub-total loans	1	1	5	7
TOTAL – Invested financial assets exposed to cash flow interest rate risk	2	6	13	21
Total invested financial assets exposed to interest rate risk	35	77	218	330
(a) Corresponds to financial assets held for trading purposes and financial assets recognized at fair value through profit and loss. (b) Recognized at fair value through profit and loss.

Additionally, fair values of interest rate sensitive instruments may be affected by the credit-worthiness of the issuer, prepayment options, relative values of alternative investments, the liquidity of the instrument and other general market conditions. The following table shows the fixed maturity securities by issuer:

			(in Euro million)
	December 31, 2006 Carrying value	December 31, 2005 Carrying value	December 31, 2004 Carrying value
Fixed maturities of the French State	28,261	29,749	31,897
Fixed maturities of Foreign States	101,929	81,364	61,849
Fixed maturities of French or Foreign local administration	7,422	2,237	7,504
Fixed maturities of the public and semi-public sectors	45,637	36,830	29,347
Fixed maturities of the private sector	101,246	77,229	67,704
Fixed maturities guaranteed by a mortgage	11,329	7,779	12,636
Fixed maturities from other issuers (a)	2,434	5,829	4,654
Hedging derivatives and other derivatives	(274)	36	367
FIXED MATURITIES	297,984	241,052	215,959
(a) Includes fixed maturity funds.

Equity Price Risk

The carrying values of investments subject to equity price risk are, in almost all instances, based on quoted market prices as of the balance sheet dates. Market prices are subject to fluctuation and, consequently, the amount realized in the subsequent sale of an investment may differ significantly from the reported market value. Fluctuation in the market price of a security may result from, among other things, perceived changes in the underlying economic characteristics of the investee, the relative price of comparable investments and general market conditions.

The table below presents the exposure of the group to equity price risk and whether the potential fluctuations would impact the equity or the net income of the Company. Furthermore, amounts realized in the sale of a particular security may be affected by the relative quantity of the security being sold.

DECEMBER 31, 2006
	Finance	Services	Energy
Equity securities available for sale	16,040	4,020	3,942
Equity securities at fair value through profit and loss	4,224	2,735	282
Sub-total: Equity securities held directly	20,264	6,755	4,224
Equity securities held by controlled investment funds (a)	2,324	385	347
Total Equity securities as at December 31, 2006	22,588	7,140	4,571
(a) Recognized at fair value through profit and loss.

DECEMBER 31, 2005
	Finance	Services	Energy
Equity securities available for sale	10,034	3,055	3,214
Equity securities at fair value through profit and loss	3,383	3,530	144
Sub-total: Equity securities held directly	13,417	6,585	3,359
Equity securities held by controlled investment funds (a)	3,871	691	352
Total Equity securities as at December 31, 2005	17,288	7,276	3,710
(a) Recognized at fair value through profit and loss

.DECEMBER 31, 2004
	Finance	Services	Energy
Equity securities available for sale	8,092	2,375	2,211
Equity securities at fair value through profit and loss	2,892	3,544	139
Sub-total: Equity securities held directly	10,983	5,919	2,350
Equity securities held by controlled investment funds (a)	2,631	709	271
Total Equity securities as at December 31, 2004	13,615	6,628	2,621
(a) Recognized at fair value through profit and loss.

Foreign Currency Exchange Risk

AXA’s market risks associated with changes in foreign currency exchange rates affecting invested assets held by the
Company are concentrated in a limited number of portfolios of bonds and equity securities dominated in foreign currency. Most of them back policyholders’ liabilities denominated in the same foreign currency. Those for which it would not be the case are often subject to foreign currency hedges. Therefore, the Company’s exposure to foreign currency risk is limited.

					(in Euro million)
Communications	Industrial	Consumer goods	Raw Materials	Technology	Other	TOTAL
1,447	4,355	2,911	1,971	1,860	1,960	38,505
854	1,642	1,544	876	300	751	13,208
2,300	5,997	4,455	2,847	2,160	2,711	51,713
97	858	653	393	513	3,894	9,465
2,398	6,856	5,108	3,240	2,672	6,605	61,178

					(in Euro million)
Communications	Industrial	Consumer goods	Raw Materials	Technology	Other	TOTAL
1,117	3,853	1,892	1,553	1,316	2,394	28,429
51	511	460	606	226	1,986	10,897
1,168	4,364	2,352	2,159	1,542	4,380	39,326
181	376	53	399	315	2,126	8,364
1,349	4,740	2,405	2,559	1,857	6,506	47,690

				(in Euro million)
Communications	Industrial	Consumer goods	Raw Materials	Technology	Other	TOTAL
1,433	3,316	1,356	937	1,040	2,063	22,823
78	415	451	597	146	1,858	10,120
1,511	3,731	1,807	1,535	1,186	3,921	32,943
233	333	64	256	224	2,412	7,134
1,745	4,064	1,871	1,791	1,410	6,333	40,077

Credit Risk

Counterparty credit risk is defined as the risk that a third party in a transaction will default on its commitments. Given the nature of its core business activities, AXA monitors two major types of counterparties, using methods suitable to each type:

1) Investment portfolios held by the Group’s insurance operations (excluding assets backing unit-linked products where risk is borne by policyholders) as well as by banks and holding companies.

These portfolios give rise to counterparty credit risk through the bonds and derivative products held within them. The breakdown of the Company’s portfolio regarding the rating by bond issuer provides the following:

2) Receivables from reinsurers resulting from reinsurance ceded by AXA.

The Group’s top 50 reinsurers accounted for 75% of reinsurers’ share of insurance and investment contract liabilities in
2006. The breakdown of all reserves ceded to reinsurers by rating is as follows, taking into account only the ratings of these top 50 reinsurers:

AXA’s exposure to market risk is reduced by its broad range of operations and geographical positions. Furthermore, a large portion of AXA’s Life & Savings operations involves separate-account or related products, in which most of the financial risk is borne directly by policyholders (approximately 30% of total investments from insurance activities).

Derivative Instruments

AXA enters into derivative transactions primarily to reduce the exposure to market risk and in conjunction with asset/liability management. The fair value of exchange traded derivative contracts is based on independent market quotations, whereas the fair value of non-exchange traded derivative contracts is based on either widely accepted pricing valuation models which use independent third-party data as inputs or independent third-party pricing sources.

When derivatives meet specific criteria, they may be designated as accounting hedges and accounted for as fair value hedge, cash flow hedge, net investment hedge, or standalone derivatives at fair value.

When a derivative is designated as an accounting hedge, the hedging relationship, risk management objective and strategy are formally documented. The documentation identifies the hedging instrument, the hedged item, the nature of the risk being hedged and the assumptions used to assess how effective the hedging instrument is in offsetting the exposure to changes in the hedged item’s fair value attributable to the hedged risk. In the case of a cash flow hedge, this documentation includes the exposure to changes in the hedged transaction’s variability in cash flows attributable to the hedged risk. At each reporting date, a test is performed to verify that the hedging instrument continues to be highly effective in offsetting the hedged risk.

Liabilities arising from insurance and investment contracts

Life Reserves

Life Reserves arising from insurance and investment contracts are the largest liability in AXA’s consolidated financial statements (74% of total liabilities excluding shareholders’ equity at December 31, 2006), representing the amounts payable under policyholders’ contracts. The Group issues contracts that transfer insurance risk or financial risk or both.
Under IFRS, insurance contracts are those contracts that contain significant insurance risk. Such contracts may also transfer financial risk from the policyholders to the insurer. Investment contracts are those contracts that have financial risk with no significant insurance risk. Both types of contracts may contain a discretionary participating feature. In accordance with IFRS 4, insurance and investment contracts with a discretionary participating feature are accounted for under previous accounting policies provided certain conditions are met. Investment contracts with no discretionary participating features are accounted for under IAS 39. U.S. GAAP accounting is also based on insurance risk, but definitions differ in certain respects.

Life reserves includes unit-linked liabilities with financial risk borne by policyholders (26% of total liabilities excluding shareholders’ equity at December 31, 2006). The core liabilities linked to these contracts are estimated on the basis of the fair value of assets held to back these policies and policyholders carry financial risk in full, except when a GMIB feature is attached to these contracts (see below). Such contracts may be issued with additional guarantees for which a separate reserve is established. Determination of the liabilities in respect of such guarantees (e.g. guaranteed minimum income benefit and death benefit features) is based on models that involve estimates and judgments, including those regarding expected market rates of return and volatility, contracts surrender rates and mortality.

The risk of GMDB (Guaranteed Minimum Death Benefit) and GMIB (Guaranteed Minimum Income Benefit) features to
AXA is that protracted under-performance of the financial markets could result in benefits being higher than accumulated contract-holder account balances. Reserves are established for these features on the basis of actuarial assumptions related to projected benefits and related contract charges. The determination of this estimated liability is based on models which involve numerous estimates and subjective judgments, including those regarding expected rates of return and volatility, contract surrender rates, mortality experience, and, for GMIB, election rates. There can be no assurance that ultimate experience will not differ from management’s estimates.

In addition to providing for risk through establishing reserves, AXA also manages the risk through a combination of reinsurance programs and active financial management programs including investment in exchange-traded futures contracts and other instruments.

Guaranteed annuity purchase rates provide contract-holders with a guarantee that, at a future date, the amount accumulated within their contract will be able to purchase a lifetime annuity at currently defined rates. The risk to AXA in these features is either that longevity will improve significantly so that contract-holders electing to exercise this benefit will live longer than assumed in the guaranteed purchase rates, or that investment returns during the payout period will be lower than assumed in the guaranteed purchase rates. Reserves are established for these features on the basis of actuarial assumptions related to projected benefits and related contract charges. The determination of this estimated liability is based on models which involve numerous estimates and subjective judgments, including those regarding expected rates of return and volatility, contract surrender rate, mortality, and benefit election rates. There can be no assurance that ultimate experience will not differ from management’s estimates. In addition to providing for risk through establishing reserves, AXA also manages these risks through asset-liability management programs including interest rate floors to protect against declines in the interest rate environment.

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

Long-term actuarial assumptions of future investment yields, mortality, morbidity, policy terminations and expenses are used when establishing the reserve for life-contingent contract benefits. Discount rate assumptions are determined at the time the policy is issued based upon prevailing technical rates used in the pricing for most contracts (see below a table presenting the average used discount rates). Mortality, morbidity and policy termination assumptions are based on the respective local regulations and when these are assessed to be inadequate, the Company adjusts the assumptions based on our experience.

Liquidity needs can be affected by fluctuations in the level of surrenders, withdrawals and guarantees to policyholders in the form of minimum income benefits or death benefits, particularly on variable annuity business.

The following general risks are applicable:
– Interest rate risks:

•A rise in bond yields reduces the value of bond portfolios, which may lead to a liquidity risk in these portfolios or a real loss of value if the rise in yields is related to a rise in inflation.

•Lower yields on fixed-income investments increase the value of bond portfolios, and, therefore, present risk for certain contracts that provide guaranteed rates. On the other hand, a prolonged period of low yields would have an impact on the pricing of these products. These types of risks are monitored by ALM (Asset / Liabilities
Management) techniques.

– Foreign-exchange rate risk is relatively limited as commitments in foreign currencies are largely backed by assets in the same currencies, or hedged.

– Inflation is a risk (more specifically in the property and casualty business), since it increases the compensation payable to policyholders, with the effect that, if it is not adequately taken into consideration, actual claims payments may exceed the reserves set aside. This risk is particularly significant for long-tail businesses.

Liabilities arising from insurance and investment contracts also include liabilities arising from policyholder’s participation.
In addition to participation irrevocably recognized in accordance with contractual and statutory obligation, this liability notably includes the share of realized gains and losses arising from financial securities designated as available for sale category which would be attributed to policyholders to the extent they participate in such gains and losses on the basis of contractual or statutory obligations when realized.

The costs of acquiring new and renewal business that vary with and are primarily related to the production of new business related to insurance and investment contracts with a discretionary participating feature under IFRS (based on previous accounting principles) are specifically identified and deferred by establishing an asset, referred to as deferred policy acquisition costs (“DAC”). The extent to which acquisition costs are deferred is a significant factor in that business’ reported profitability in any given period. In addition, and in respect of inforce business related to insurance and investment contracts with a discretionary participating feature acquired in a business combination, the present value of future profits attributable to that business is recorded at acquisition date, and is named Value of Purchased Life
Business in Force (“VBI”). In principle, the value of related policyholders’ liabilities at the date of acquisition net of VBI represents the estimated fair value of such business on such date as defined by market practice under previous accounting policies still in use under IFRS 4. The extent to which VBI is calculated will depend on assumptions used to estimate the future profitability of the contracts acquired including the discount rate used. In respect of amortization of
DAC and VBI on insurance and investment contracts with a discretionary participating feature under IFRS, the amortization may be affected by changes in estimated gross profits or margins principally related to fees, investment return, mortality and expense margins, lapse rates, and anticipated surrender charges. Should revisions to estimated gross profits or margins be required, the effect is reflected in earnings in the accounting period in which the assumptions are revised. Recoverability is assessed at least on an annual basis.

With respect to investment contracts with no discretionary participating features under IFRS, an asset may be recognized representing the contractual right to benefit from providing investment management services under certain conditions: limitation to incremental costs, provided they can be identified separately, measured reliably and it is probable that they will be recovered.

The amortization may be affected by changes in estimated gross profits or by the pattern of collected premiums.
Under U.S. GAAP, deferred acquisition costs (“DAC”) and Value of Purchased Life Business in Force (“VBI”) are
recorded in relation with all types of contracts.

Non-life reserves

AXA’s liabilities also include non-life reserves (9% of total liabilities excluding shareholders’ equity at December 31,
2006). The Property & Casualty claims reserves are determined on a basis to cover the total cost of settling an insurance claim. With the exception of disability annuities and workers compensation liabilities that are deemed structured settlements, the claims reserves are not discounted. The claims reserves include the claims incurred and reported in the accounting period, claims incurred but not reported (“IBNR”) in the accounting period and costs associated with the claims settlement management. The claims reserve is based upon estimates of the expected losses for all lines of business taking into consideration management’s judgment on the anticipated level of inflation, regulatory risks and the trends in cost and frequency of claims, actual against estimated claims experience, other known trends and development, and local regulatory requirements. In addition to the reviews performed at entity level or, eventually, by the local supervisory authorities, overall reserves for claims payable have been reviewed at Group level by Risk
Management. Since this work has been carried out on a large proportion of the portfolio, it makes a major contribution to improving the reliability of estimates.

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

Claims reserves (also referred to as “loss reserves”) fall into two categories as follows:

– Reserves for reported claims and claims expenses. These reserves are for outstanding claims which have not yet been settled and are generally based on undiscounted estimates of the future claims payments that will be made in respect of the reported claims, including the expenses relating to the settlement of such claims; and

– Reserves for incurred but not yet (or not enough) reported (“IBN(E)R”) claims and claims expenses. IBNR reserves are established on an undiscounted basis, to recognize the estimated cost of losses that have occurred but have not yet been notified to AXA. These reserves, like the reserves for reported claims and claims expenses, are established to recognize the estimated costs, including the expenses associated with claims settlement, necessary to bring claims to final settlement.

The amount of IBNR is calculated as the difference between the estimated ultimate unpaid liability and the reserves for reported claims. Ultimate unpaid liabilities are calculated by actuaries for each material line of business according to the methods described below.

The initial estimation of the original gross claims reserve is based on information available at the time the reserve was originally established. However, claims reserves are subject to change due to the number of variables that affect the ultimate cost of claims, such as: (i) developments in claims (frequency, severity and pattern of claims) between the amount estimated and actual experience, (ii) changes arising from the occurrence of claims late in the financial year for which limited information may be available at year-end, (iii) judicial trends and regulatory changes, and (iv) inflation and foreign currency fluctuations.

When assessing claims reserves, actuaries do not rely on one individual calculation but use many methods such as:

– Triangle development methodologies (e.g.: Chain-Ladder or Link Ratio) in which historical loss patterns are applied to actual paid losses and reported losses (paid losses plus individual case reserves established by claim adjusters) for an accident year or a report year to create an estimate of how losses are likely to develop over time.

– “A priori assumptions methods” (e.g.: Expected loss ratio).

– Mixed methods (e.g.: Bornhuetter-Ferguson, Cape Cod).

– Exposure methods and frequency and severity estimations.

Based on both internal and common industry best practices, methods and assumptions are selected depending on data availability, reported claims to date, local regulations, claims management practices, pricing, underwriting information and the nature of the business or claims type (coverage type, large or normal claims, prior or recent accident year). In order to obtain a single set of homogeneous claims, after statistical analysis and market considerations, several assumptions are selected through discussions with claims managers, pricing actuaries and underwriters.

The assumptions used depend on economic, social and environmental factors as well as legislative and political features which are key drivers of reserve variability and need to be assessed.

Data are aggregated at a more refined level of detail than line of business (e.g., by geography, distribution network, and other factors depending on product features, local regulation and other factors) to obtain homogenous sets of claims and ensure proper reserves analysis. As part of this process, actuaries will restate data where needed to ensure that estimates are in line with underlying risks.

Coverage types are usually classified as either long tail or short tail, based on the average length of time between the event triggering the claim and the final settlement of the claim (duration). However, the duration varies from one country to another even for the same line of business depending on the entities’ claims management, local market practices, specific coverage existing under the local environment and type of products written.

The description below is intended to give an indication of some specific methods used by type of tail or lines of business. Certain additional details are included for segments which require specific treatment.

a) Short tail business

For short tail business, claims are reported and settled quite quickly resulting in less estimation uncertainty. All the methods mentioned above can apply. The main line of business which falls under this classification is Property.
This line of business includes motor own damage, commercial and personal property and can be exposed to natural event claims, which are generally assessed through exposure, instead of development, techniques.
For all the other types of claims, the methods mentioned above are usually applied.
Due to local statutory specificities and some specific policies extended coverage, the property sometimes aggregates short-term business insurance with long tail ones (e.g. commercial liabilities), which cannot be assessed separately.
Property also includes local pools whose reserves are set separately on a local industry-consistent basis.

b) Long tail business

Because of its long duration (“time between the event triggering the claim and the final settlement of the claim”), this type of business is exposed to greater estimation uncertainties and variability from one estimate to another, and is heavily influenced by changes in claims management practices and change of local environment assumptions (e.g.
increase of indemnities, litigation). It is thus usual to perform a greater number of calculations, by using various techniques, various scenarios and a range of assumptions.
More recent periods suffer from a lack of information (very small amount of claims paid or even incurred) and accordingly development methods are usually not applicable for recent years.

BODILY INJURY (MOTOR AND LIABILITY)

Bodily injuries claims reserves represent the most complex part in assessing motor and personal liabilities lines of business. Such reserves are valued following the way individual cases are assessed depending on the nature of the cases and their evolution. The impact of lump-sum payments against annuities is taken into account including the way both are reported for financial statement purposes: claims reserves, temporary and definitive annuities.

With an increase in claims severity and litigation decisions, the input of legal and other experts is required, in addition to actuarial expertise and methods.

ANNUITIES

Some workers’ compensation and casualty coverage create annuities for individuals as a settlement. Many of the annuity calculations are mandated by public authorities in terms of technical assumptions and in any event depend on the relevant market.

In particular, the assumptions include technical discount rates and mandatory mortality tables that should be applied,

and in many cases have to be adjusted based on other parameters such as indemnity schemes for professional,

physical, moral factors, and third-party assistance.

THIRD-PARTY LIABILITY

These policies are usually subject to substantial loss development over time as facts and circumstances change in the years following the policy issuance. This line of business requires projection of various trends including future claims,

inflation, and judicial interpretations. Moreover, depending on practices in local markets, policies are not underwritten on the same occurrence basis (e.g. on a claim made or accident year basis). In those cases, actuaries will ensure that estimates are consistent with insured liabilities over time.

This line of business requires a review of the different clauses of policies, as well as the local market exposures to social,

economical and jurisprudential trends. Reserves linked to specific liability business need to be set not only using

Company’s historical statistical experience but also based on market figures, trends and benchmarks.

CONSTRUCTION

Because of multi-year exposure, reserves for construction insurance are subject in various countries to statutory requirements including specific reserves for claims that are not yet incurred and additional reporting. Actuarial techniques combining regular triangle analysis with severity and frequency analysis allow assessment of those reserves.

LOSS ADJUSTMENT EXPENSES (LAE)

The same general approach applies to claims expenses reserves (Loss Adjustment Expenses-LAE) which are also assessed locally based on local cost allocation analysis and standard methods. Actuaries check on a regular basis if such methods and corresponding assumptions are appropriate.

Reserve estimations

As mentioned above, actuaries analyze the main coverages further by distribution network and other factors to obtain homogenous sets of claims and ensure proper reserves analysis. The specific distinction varies locally depending on products features and local regulation.

Estimating the ultimate cost of claims and claims expenses is an inherently uncertain and complex process involving a high degree of judgment and is subject to evaluation of numerous variables.

An additional general consideration not developed above is the size of the claims. Some methods require that segments take into account a homogeneous average cost size of losses. All methods require that atypical large losses are excluded from segments for forecast periods. Some large individual claims, such as natural events, industrial property and liability claims, require specific estimation methods which need to be performed in conjunction with the claims department (and catastrophe experts if needed).

Reserve estimations are performed on a local basis and the assumptions are set according to the local environment.

Local assumptions generally include:

– inflation assessment,

– legal trends (e.g. punitive damages), and

– impact of any deviation compared to average experience (e.g. weather conditions, economic environment).

The fact that all assumptions are highly dependent on the local environment is consistent with the description of the process as presented above.

Even if the company ensures that the actuarial techniques are in line with the latest best practices observed internally and in the industry, the Company believes that the adoption of such revised techniques have no significant impact on the reserve development.

Since 2002, the amount of positive (or adverse) developments accounted at each year-end did not exceed plus 3%
(minus 3%) of the opening claims reserves (excluding the International Insurance segment).

The Company believes that for the same scope of business and within a consistent framework for reserves review organization and process, future positive or adverse development (accounted at each year-end) can be reasonably expected to be between +4% and –4%.

The range might be exceeded in case of some exceptional circumstances (such as changes in the legal environment, very large claims or changes to the environment such as for the reinsurance market, which may also change the
Company’s underwriting policy or strategy).

In line with the decentralized organization of the AXA Group, the local chief reserving actuary of each operating insurance company is responsible for the assessment and setting of the claims reserves. An internal review is performed by the risk management organization. In addition, AXA Liabilities Managers is responsible for the management and assessment of major run-off reserves. After discussing with claims managers, pricing actuaries, underwriters and local management, several assumptions are selected for a single set of homogeneous claims. This discussion results in a range of reasonable estimates. Considering the level of risk and uncertainties of future experience for each line of business in the local environment, the Company records the best estimate within the range selected by the actuaries.

The methods and processes to set the various local assumptions used for the reserve calculation have been consistent for the periods presented. During these periods, there have been no significant changes to key assumptions resulting in any variation in reserve estimates which materially impacted the income statement, except as discussed in the
Operating and Financial Review and Prospects.

The loss ratio reported for full year 2006 by the Company, as a result of the reserve setting process described above, is presented in the following table by major lines of business.

Changes in the loss ratio may occur as the result of additional information related to claims which occurred prior to the balance sheet date. When actual experience differs from the original estimation with respect to the variables discussed above, including developments in claims, judicial trends and inflation, the Company re-estimates the corresponding loss ratio. A change of 1% in the loss ratio (under the assumption that all other factors are stable) would impact the technical result of the Company (through reserve adjustments accounted for in future periods) as follows:

			(in Euro million)
Property & Casualty	Loss ratio for FY 2006	Impact on technical charges of changing the loss ratio
	in %	+1%	(1%)
Motor	71.7%	(78)	+78
Property	61.2%	(52)	+52
Liability	59.1%	(17)	+17
Health	70.1%	(18)	+18
Other	75.4%	(31)	+31
Total	68.3%	(197)	+197

Historically, similar movements in the loss ratio have been observed for the total non-life portfolio.

Non life intangible assets related to the future business

In a business combination Non life insurance contracts may give rise to the recognition of customer intangible assets relating to the new business to be underwritten with identified customers if such values can be measured reliably. Such intangible assets, measured on the basis of new business values mostly relate to expected renewals, based on estimates about retention rates, and a set of assumptions, including the expected combined ratios as estimated at the date of acquisition.

Discount rates – Life and Non life reserves

As shown in the table below, 93% of Life & Savings reserves (excluding unit-linked contracts) are discounted. 14%
are subject to a revision of the discount rate. 79% retain the rate set at subscription, subject to the liability adequacy test described in note 1 to the Consolidated Financial Statements included in Item 18 of this Annual Report. These
79% unlocked reserves are not sensitive to an increase in interest rate in the financial statements, but may have to be strengthened if the liability adequacy test presents a need for adjustment in a decreasing interest rate environment.

By convention, contracts with zero guaranteed rates are deemed not-discounted, except for products offering guaranteed rates updated annually and for one year: these contracts are presented in discounted reserves.
Reserves for savings contracts with non-zero guaranteed rates are discounted at the technical interest rate.
Contracts for which the assumptions are revised in the financial statements at closing mainly consist of certain U.K.
With-Profit contracts and reserves for guarantees (Guaranteed Minimum Death Benefits etc.).
In Property & Casualty business, most reserves (95%) are not discounted, except for incapacity and disability contracts and annuity motor mathematical reserves, where the discount rate is revised regularly. Such reserves are not sensitive to interest rate risks in the financial statements.

The rates presented in the table below are weighted average rates for all the portfolios under consideration. They should be analyzed with care. For contracts with guaranteed rates that are revised annually, rates are crystallized at the closing date.

					(in Euro million)
	December 31, 2006		December 31, 2005		December 31, 2004
	Carrying value	Average discount rate %	Carrying value	Average discount rate %	Carrying value	Average discount rate %
Life & Savings – locked-in discount rate (a)	235,220	3.00%	193,557	3.40%	179,722	3.52%
Life & Savings – unlocked discount rate	43,410	3.31%	30,615	3.17%	29,119	3.33%
Life & Savings – undiscounted reserves	20,459		7,976		7,653
Sub-total Life & Savings	299,089		232,148		216,494
Non Life – locked-in discount rate (a)	2,172	4.16%	2,082	3.57%	1,468	4.50%
Non Life – unlocked discount rate	753	2.13%	844	2.17%	845	2.31%
Non Life – undiscounted reserves	54,938		44,942		41,568
Sub-total – Non Life	57,863		47,868		43,881
Total insurance and investment contracts	356,952		280,017		260,375
(a) Subject to liability adequacy tests.
Amounts are presented excluding the impact of derivatives on insurance and investment contracts (presented in note 19.4 of the Consolidated Financial
Statements included in Item 18 of this Annual Report) and excluding liabilities related to unearned revenues and fees, and to policyholder bonuses.
Liabilities relating to contracts where the financial risk is borne by policyholders are also excluded.

Reinsurance

The Company uses reinsurance ceded as an element of its overall risk management program primarily to mitigate property and casualty losses that may occur from catastrophes. Accordingly, its impact on the cash flows of the
Company may vary widely from one year to another, depending on the occurrence or declaration of related claims under this coverage. However, the Company’s consolidated financial position and results of operations are not significantly dependent on the changes in the net result of reinsurance ceded as such changes are offset by corresponding changes in gross technical charges.

In 2005 and 2006, the overall net impact of this activity to AXA was relatively small; approximately 5% of total property and casualty premiums and liabilities were ceded as disclosed in Item 4 and note 14 of the Company’s 2006 consolidated financial statements included in Item 18 of this Annual Report.

Since the 1980’s, non-proportional reinsurance has been replacing traditional proportional reinsurance. The main consequence of this long-term market trend to more coverage of peak and catastrophe risks has been an overall reduction of premiums ceded to reinsurers, since non-proportional treaties generally cede less premiums than proportional treaties.

Under the assumption that the reinsurance market has adequate capacity, the Company conducts actuarial analyses and modeling of its ceded risks in parallel to the work done by reinsurers. As a result of these analyses, since 2002, the Company has been able to retain additional levels of risk through an internal group reinsurance pool (which would have been otherwise ceded to external reinsurers). Due to the mutualisation of risk through the internal reinsurance pool, the Company has been able to reduce the overall risks ceded to external reinsurers and purchase on the reinsurance market a cover that is more effective than the incremental addition of local reinsurance covers through individual subsidiaries. The level of catastrophe cover purchased by the Company (and particularly the main one covering European windstorms) is adjusted every year according to the change in exposure of the Group.

Perpetual debt

Subordinated Perpetual debts and any related interest charges are classified in shareholders’ equity or liabilities under
IFRS depending on contract clauses.

For a financial instrument (other than those that may or will be settled in the issuer’s own equity instrument) to be classified as a financial liability under IAS 32, the issuer must have a contractual obligation either:

– to deliver cash or another financial asset to the holder of the instrument, or

– to exchange financial assets or financial liabilities with the holder under conditions that are potentially unfavorable to the issuer.

The IAS Board confirmed in 2006 that such a contractual obligation could be established explicitly or indirectly, but it must be established through the terms and conditions of the instrument. Thus, by itself, economic compulsion would not result in a financial instrument being classified as a liability under IAS 32. The Board also stressed that IAS 32 requires an assessment of the substance of the contractual arrangement. It does not, however, require or permit factors not within the contractual arrangement to be taken into consideration in classifying a financial instrument. Given the complexity of certain instruments, there is an element of judgement when classifying such debts. All these instruments are classified as liabilities under U.S. GAAP.

Employee benefits

AXA provides defined benefit pension plans in various forms covering eligible employees across its operations. There are several assumptions that impact the actuarial calculation of pension plan obligations (the projected benefit obligation) and, therefore, the net periodic pension cost reflected in the financial statements. The net periodic pension cost is the aggregation of the compensation cost or service component of benefits promised, interest cost resulting from deferred payment of those benefits, and investment returns from assets dedicated to fund those benefits. Each cost component is based on best estimates of long-term actuarial and investment return assumptions. The assumptions used may differ from actual result due to changing financial market and economic conditions, changes to terms and conditions of the plans, and longevity of participants. Actuarial gains and losses arising are recognized in retained earnings under IFRS as a component of the SORIE (Statement Of Recognized Income and Expenses).

Under U.S. GAAP, actuarial and investment experience different from that assumed is recognized prospectively in net periodic pension cost of future periods (“corridor approach”), even if, starting with year-end 2006, U.S. GAAP requires the employer to measure the funded status of a plan as of the date of its year-end statement of financial position. An employer is required to recognize the over-funded or under-funded status of a defined benefit post-retirement plan
(other than a multi-employer plan) as an asset or liability in its statement of financial position and recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity.
For plans accounted for under FAS 87 (pension plans), calculation needed of Additional Minimum Liability is no longer required, as the direct recognition of funded status has superseded this principle.

Income tax

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

CONSOLIDATED

OPERATING RESULTS

Consolidated gross revenues

CONSOLIDATED GROSS REVENUES (a)				(in Euro million)
	Years ended December 31,			Variation
	2006	2005	2004	2006/2005
Life & Savings	50,479	45,116	42,344	5,363
of which Gross written premiums	48,786	43,496	41,103	5,291
of which Fees and revenues from investment contracts with no participating features	608	509	417	99
Property & Casualty	19,793	18,874	17,852	918
International Insurance (b)	3,716	3,813	3,363	(96)
Asset Management	4,406	3,440	3,084	967
Other Financial services (Net banking revenues) (c)	381	428	387	(47)
TOTA L	78,775	71,671	67,031	7,105
(a)  After elimination of intercompany transactions.
(b)  Including AXA RE.
(c)  Excluding net realized capital gains and change in fair value of assets under fair value option and derivatives, net banking revenues and total consolidated revenues would respectively amount to €393 million and €78,793 million for the year ended December 31, 2006.

The following commentary on segment contribution to AXA’s consolidated gross revenues is based on financial data, as detailed in note 3 “Segmental Information” to the Consolidated Financial Statements included in Item 18 of this
Annual Report.

YEAR ENDED DECEMBER 31, 2006 COMPARED TO YEAR ENDED DECEMBER 31, 2005

Consolidated gross revenues for full year 2006 was €78,775 million, an increase of 10% compared to full year 2005.
Excluding the restatements to comparable basis, of which the impact of the appreciation of the Euro against other currencies
(€423 million or 0.6 point, mainly from the Japanese Yen and U.S. dollar), and scopes differences, notably the restatement of AXA RE business (€234 million or 0.6 point), gross consolidated revenues were up 11% on a comparable basis.

Life & Savings
Life & Savings gross revenues were up 12%, or 13% on a comparable basis, to €50,479 million, driven by all significant countries except Belgium and Southern Europe.

In France, gross written premiums increased by €1,565 million to €14,802 million before elimination of intercompany transactions. Net of intercompany transactions, gross written premium increased by €1,573 million to €14,797 million mainly due to investment & savings premiums which increased by €1,331 million (+12%) to €10,238 million. Individual unit-linked premiums were up €606 million (+28%) to €2,771 million following successful commercial campaigns.
Group retirement increased by €598 million (+62%) to €1,562 million, mainly due to new business inflows, while individual non unit-linked investments and savings were up 2% to €5,905 million.

The United States gross revenues increased by 10% to €15,390 million (before elimination of intercompany transactions) on a current exchange rate basis, or 13% on a comparable basis (excluding Advest revenues), primarily driven by increases in First Year Variable Annuity premiums (up 24%) and First Year life premiums (up 13%) partially offset by a planned 68% decrease in Fixed Annuities. Other revenues were up 20% on a comparable basis due primarily to higher asset management fees.

Japan gross revenues increased by 6%, or 11% on a constant exchange rate basis, to €5,027 million. Excluding (i)
group pension transfers (€314 million versus €22 million last year) and (ii) the conversion program started in January
2003 towards Life (€41 million versus €98 million last year) and Health (€73 million versus €165 million last year), premiums increased by 9% on a constant exchange rate basis driven by:

- Investment & Savings (31% of gross revenues excluding group pension transfers): revenues increased by 3%, or
8% on a constant exchange rate basis (€+109 million), to €1,435 million due mainly to €391 million higher sales of SPA (single premium U.S. dollar-denominated index-linked annuity product) and €83 million sales of the newly launched Accumulator product (single premium U.S. dollar-denominated variable annuity product), partially offset by a reduction in Fixed Annuity contribution (€–352 million) as part of the planned transition towards variable type products.

- Life (46% of gross revenues excluding conversions): revenues increased by 6%, or 11% on a constant exchange rate basis (€+222 million) to €2,144 million driven by (i) strong sales of Increasing Term products (€+163 million), (ii) the
LTPA (Long-Term Personal Accident) regular premium product (€+73 million) which benefited from a favorable sales environment up until April 2006, and (iii) stronger Term Rider revenue (€+81 million) coming predominantly from sales of the regular premium Term Rider 98 product. This was partially offset by lower Endowment, Whole Life and Variable
Life regular premiums (€–81 million) and lower Group Life revenue (€–15 million) as a result of lower in force (these products are not actively promoted for new business).

- Health (23% of gross revenues excluding conversions): revenues increased by 1%, or 6% on a constant exchange rate basis (€+63 million), to €1,039 million driven by good retention and strong sales in the last quarter.

In the United Kingdom, gross revenues increased by €1,896 million on a current exchange rate basis or
€1,882 million on a constant exchange rate basis to €4,292 million.

-  Investment & Savings (84% of gross revenues) increased by 117% to €3,626 million as:

•  Insurance Premium (71% of gross revenues) increased by 152% to €3,081 million due to the beneficial impact of the reclassification of a bond product from an investment to an insurance contract following the launch of a new insurance feature, and growth in the single premium pensions business following simplification of pensions legislation.

•  Margins on investment products (13% of gross revenues) increased by 21% to €545 million reflecting higher management fees following net new money growth and investment growth.

-  Life Insurance Premium (16% of gross revenues) decreased by 9% to €666 million primarily due to lower volumes of creditor insurance single premium business.

In Germany gross revenues increased by 3% to €3,681 million mainly due to higher Investment & Savings unit-linked and Health premiums:

- Investment & Savings (25% of gross revenues) increased by 27% to €922 million, driven by unit-linked premiums, notably stemming from the new product “TwinStar”, which experienced a promising launch especially in proprietary channels. The share of unit-linked premiums grew significantly to 41% (compared to 24% in 2005). Non-unit linked premiums decreased by 2% to €541 million.

- Life (44% of gross revenues) decreased by 5% to €1,623 million mainly caused by a shift from endowment business to investments and savings products and higher maturities on regular premiums compared to last year.

- Health (25% of gross revenues) increased by 3% to €929 million driven by the strong new business at the beginning of 2006 (notably following the launch of a new Medical Cost Insurance product) and improved lapse rates.

-Other (6% of gross revenues) decreased by 17% to €207 million due to further reduction of the share in medical council business at the beginning of the year and lower consortium business.

In Belgium gross revenues decreased by €222 million to €2,512 million due to the exceptionally high production level of December 2005 caused by the introduction of a new tax on premium in 2006 and by the end of the distribution agreement with “La Poste” on February 28, 2005.

- Individual Life and Savings revenues (84% of revenues) decreased by 10% to €2,122 million. The decrease was driven by the fall in both non unit-linked contracts (-8% to €1,567 million) and unit-linked contracts (-26% to
€290 million), partly offset by the growth in Traditional life (+4% to €264 million). Excluding “La Poste”, Individual Life and Savings revenues decreased by 7%.

- Group Life and Savings revenues (16% of revenues) increased by 1% to €390 million. Regular premiums were stable at €343 million and single premiums grew by 5% to €47 million.

Southern Europe gross revenues decreased by 6% to €1,357 million. Investments and savings revenues decreased by 4% to €1,202 million, mainly due to the lower amount of traditional contracts from institutional activity, as well as a lower unit-linked production through partnerships with banks, partially offset by the launch of new products. Life premiums decreased by 17% to €155 million, mainly as a result of the termination in May 2005 of an important bank-
insurance agreement in Traditional Life.

Australia/New Zealand gross revenues were up 2% to €1,254 million on a comparable basis.

- Gross written premiums including fees from investment contracts without discretionary participating features were down 3% to €981 million. Group superannuation premiums decreased as there has been a continued trend away from traditional investment and savings products towards mutual funds business. This was partially offset by higher individual life sales.

- Revenues from mutual fund and advice businesses increased by 28% to €273 million on a comparable basis reflecting the growth in funds under management particularly in mezzanine funds, and improved investment market conditions.

Hong Kong gross revenues were up 25% to €1,041 million. On a comparable basis (at constant exchange rate and excluding the contribution from MLC Hong Kong in the second half of 2006, since AXA APH completed its acquisition of MLC Hong Kong on May 8, 2006), gross revenues increased by 15%, benefiting from (i) the increase in Individual
Life regular premiums, notably due to strong sales from agency brokers and AXA advisers, and (ii) strong growth in single premium unit-linked products.

Property & Casualty

Property & Casualty gross revenues were up 5%, or +4% on a comparable basis to €19,793 million net of intercompany eliminations, mainly driven by the United Kingdom & Ireland (+7% to €4,721 million), France (+4% to
€5,187 million), Southern Europe (+4% to €3,152 million), Turkey (+21% to €507 million), Morocco (+17% to
€163 million) and Japan (+20% to €158 million).

Personal lines (62% of P&C premiums) were up 5% on a comparable basis, stemming from both Motor (+4%) and
Non-Motor (+5%).
Motor revenues grew 4%, mainly driven by Southern Europe up 6%, recording strong net inflows of 293,700 policies owing to the launch of new products, United Kingdom & Ireland up 16%, due to updated pricing strategies and new business growth, Germany up 4%, with net inflows of 157,000 policies, and France up 1% due to positive net inflows (+58,000 new contracts). Japan (+20%) and Turkey (+15%) also contributed to motor revenue growth while in Canada, motor revenues were down 10% mainly impacted by the 18 to 24 months policies sold in 2005 leading to less renewals in 2006. Non-motor revenues increased by 5% mainly driven by new products launched in U.K. household, positive net inflows in household and ongoing price increased in France, the introduction of natural catastrophe guarantees in Belgium, and growth in all lines in Southern Europe.

Commercial lines (37% of P&C premiums) recorded a +4% growth on a comparable basis.
Motor revenues were up 3% on a comparable basis, mainly as positive evolution in France (+3%, overall positive inflows), the Netherlands (+5%, mainly attributable to authorized agents), Southern Europe (+3%, growth of the existing fleets and the signature of new contracts), Belgium (+4%, as a result of portfolio and tariff increases), and the United Kingdom & Ireland (+2%).
Non-motor revenues were up 4% on a comparable basis, mainly driven with France up 6% driven by Construction and Liability, the United Kingdom including Ireland up 5%, driven by Property and Belgium up 7%, with positive growth in most lines of business. Germany was down 2%, experiencing increased competition in Industrial Property, and Southern Europe was down 5% following non renewals of some low profitability contracts.

Other Lines1 (1% of P&C premiums) revenues increased by 7% on a comparable basis mainly due to AXA Art in Germany.

France: revenues increased by 2% to €5,219 million, or to €5,187 million net of intercompany transactions. Gross revenues increased by 4% on a comparable basis, in a more competitive French market with increased pressure on prices, mainly on personal motor and commercial property.

- Personal line premiums (61% of gross revenues) increased by 2% to €3,166 million, reflecting positive net inflows in
Motor (+58,000 new contracts) sustained by advertising campaigns in a very competitive market, and positive net inflows in Household (+23,000 new contracts), with an ongoing price increase.

- Commercial line premiums (39% of gross revenues) rose by 6% to €2,022 million driven by overall positive inflows, rate increases, notably in liability and construction (including positive prior year premium adjustments).

Germany: revenues decreased by 1% to €2,759 million, or €2,745 million net of intercompany transactions. On a comparable basis, gross revenues increased by 1% (excluding the sale of DARAG retroactive as at January 1, 2006 and excluding the run-off portfolio).

- Personal lines (61% of total gross written premiums) improved by 2% mainly driven by Motor lines +4% due to strong positive net inflows (+157,000 contracts). Property and Liability both increased by 1% following the launch of new products for SMEs (e.g. Profischutz).

(1) Please note that U.K. Health is no longer reported in other lines but is now allocated between personal non-motor and commercial non-motor lines.

- Commercial lines (32% of total gross written premiums) deteriorated by 1% mainly due to Property (-2%), driven by a decrease in average premium, and Accident (-3%) following a decline in net production, partly offset by Motor (+1%)
following the launch of a new motor fleet product.

- Other lines (7% of total gross written premiums) increased by 7% mainly due to AXA Art.

Belgium revenues increased by 4% to €1,520 million, or €1,511 million net of intercompany transactions, mainly driven by growth in both personal and commercial lines.

- Personal Lines (61% of the total gross written premiums): premiums increased by 3% mainly driven by Household, which was up 10% to €254 million as a result of the new Natural Disaster guarantee which came into effect in March 2006, and Motor (56% of personal lines written premiums), which increased by 1% to €527 million, mainly driven by positive net inflows.

- Commercial Lines (38% of the total gross written premiums): premiums grew by 6% driven by increases in most lines as a result of portfolio and tariff increases.

United Kingdom revenues increased by 7% on both current and constant exchange rate bases, to €4,742 million, or
€4,721 million net of intercompany transactions, reflecting significant growth in Personal Motor, Health and both
Personal and Commercial Property.

- Personal lines (51% of the P&C premiums) were up 10% on a constant exchange rate basis due to: (i) a strong performance in the Motor business resulting from updated pricing strategies and new business growth in the U.K.;
(ii) Property growth of 15.7% on a constant exchange rate basis was mainly due to additional corporate partner deals introduced in 2005 and 2006 in the U.K., and (iii) the 7.0% growth in Health was driven by higher volumes in U.K.
and International Individual business, together with higher average premiums.

- Commercial lines (49% of the P&C premiums) were up 4.5% on a constant exchange rate basis reflecting growth in
Commercial Property and Health. Growth of 9.5% in Property on a constant exchange rate basis is mainly attributable to delegated authority new business deals in the U.K. Growth of 7.1% in Health is mainly due to U.K. and International
SME business.

Southern Europe revenues increased by 5% or 4% on a comparable basis to €3,160 million, or €3,152 million net of intercompany transactions.

- Personal lines (78% of gross written premiums) grew by 6%. In Motor (€1,814 million or 58% of gross written premiums), the 6% increase was driven by positive net inflows (+293,700 policies) coming both from direct and traditional networks, following the launch of new tariffs and products in the three countries. Motor average premium was flat as compared to 2005 in a competitive market, due to the increasing weight of comprehensive cover policies in the portfolio. Non-motor lines (€649 million or 21% of gross written premiums) were up 7%, driven by growth in all lines.

-Commercial lines (22% of gross written premiums) were down 3%. In Motor (6% of gross written premiums,
€198 million) revenues were up 3%. Non-motor business (16% of gross written premiums, €490 million) decreased by
5% mainly due to the non-renewal of several corporate contracts. Most of the growth was concentrated on proprietary distribution networks (72% of gross written premiums, +6%) whereas non-proprietary networks were down 2%.

Turkey revenues increased by 12% or 21% on a constant exchange rate basis to €508 million or €507 million net of intercompany transactions driven by average motor premium increase and positive evolution of fire business.

Morocco revenues were up 17% on a constant exchange rate basis to €164 million or €163 million net of intercompany transactions, driven by personal motor, workmen compensation and fire lines of business.

In Japan, gross written premiums increased by 20% on a constant exchange rate basis to €158 million, mainly driven by motor business growth. Total motor portfolio (455,000 contracts) continued to show a sharp increase (+104,000 contracts compared to December 2005) thanks to competitive rates, as well as the contribution from the new
Motorcycle product.

International Insurance

International Insurance revenues were down 2.5% or up 7% on a comparable basis to €3,716 million attributable to both AXA Corporate Solutions Assurance and AXA Assistance.

AXA Corporate Solutions Assurance revenues were up 5% or 7% on a comparable basis to €1,689 million net of intercompany transactions, driven by portfolio development in Property and Construction. Such development was achieved through selective new business activity focused on risk managed accounts in targeted industry sectors and despite softening market conditions.

AXA Assistance revenues were up 13% or 11% on a comparable basis to €621 million net of intercompany transactions reflecting increased business with car manufacturers (France), positive new inflows on travel insurance (mainly in Germany) and home service providing (France, United Kingdom) as well as the gain of some major contracts in the U.S.

Other International activities revenues (including the transfer of reinsurance activities formerly led by AXA RE to “Other
International”) were down 15% to €1,351 million net of intercompany transactions, mainly attributable to AXA RE (-16%
to €1,217 million) also due to a decrease in (i) current year gross attritional written premiums, and (ii) gross Major Losses reinstatement premiums all years, mainly related to 2005 Major Losses (especially Katrina, Rita and Wilma hurricanes).

Asset management

Asset management revenues increased by 28% or 29% on a comparable basis to €4,406 million, driven by higher average Assets Under Management (“AUM”) (+18.5% or 17% excluding Framlington) and strong net inflows
(€+17 billion to €73 billion).

AllianceBernstein revenues were up 20% or 25% on a comparable basis to €2,961 million net of intercompany transactions due to higher investment advisory fees driven by 18% higher average AUM, as a result of net new business inflows and strong market appreciation, and higher performance fees. AUM increased by €54 billion to €544 billion driven by €38 billion net inflows across all client categories and €72 billion favorable market impact, partly offset by
€57 billion unfavorable exchange rate impact.

AXA Investment Managers revenues, including those earned from AXA insurance companies eliminated in consolidation, increased by €484 million, or +40% to €1,679 million. Excluding fees retroceded to distributors, AXA
Framlington impact (€13 million in 2005 and €126 million in 2006) and exchange rate variation (€2 million), net revenues grew by 30% on a comparable basis, driven by higher average AUM (+16% on a comparable basis), a positive client and product mix evolution, and higher performance fees. AUM increased by €53 billion to €485 billion mainly driven by €35 billion positive net inflows, mainly from third-party institutional and retail clients, and €20 billion favorable market impact, partly offset by €–4 billion foreign exchange rate impact.

Other Financial Services

Net banking revenues in Other Financial Services were down 11% to €381 million, mainly attributable to AXA Bank
Belgium (-12% to €293 million, net of intercompany eliminations), as a result of the decrease of (i) realized capital gains, and (ii) mark-to-market mainly due to derivatives (natural hedge on investment portfolio and credit spread portfolio)
partly offset by an increase in loans and the money market and (iii) net interest and fee income.

YEAR ENDED DECEMBER 31, 2005 COMPARED TO YEAR ENDED DECEMBER 31, 2004

Consolidated gross revenues for the year ended December 31, 2005, reached €71,671 million, up 6.9% compared to previous period.
Excluding the impact of the appreciation of the Euro against other currencies (-0.1 point, mainly from the Japanese
Yen, British pound and U.S. dollar), and scope differences, notably (i) additional revenues stemming from the integration of MONY (€895 million or -1.3 point) and (ii) the change in consolidation method of Turkey, Hong Kong and Singapore
P&C operations (€548 million, or -0.9 point)1, gross consolidated revenues were up 5.2% on a comparable basis.

Life & Savings

On a comparable basis, Life & Savings gross revenues increased by +5.2%.

France gross revenues increased by €1,692 million (+15%) to €13.237 million. Net of intercompany transactions, gross revenues amounted to €13,228 million as a result of a steady growth in all lines of business:

- Investments & Savings (67% of gross revenues) grew by +16% to €8,911 million. Both general account and unit-linked premiums experienced growth by +8% and +52 % respectively with a strong acceleration during the fourth quarter of 2005 mainly resulting from the launch of a new product for salaried sales forces and from strong activity in Group business.

- Life & Health (33% of total revenues) grew by +11% to €4,316 million mainly due to rate increases and positive premium adjustments on prior years in Group Life.

United States gross revenues increased by €1,093 million: gross written premiums increased by €847 million (or
€863 million on a constant rate basis) to €13,041 million, driven primarily by the consolidation of MONY for a full year in 2005 and increases in Variable Annuity and First Year life premiums, partially offset by a decrease in Institutional
Separate Account premiums, a decline in Fixed Annuity premiums, and a decline in Life renewal premiums. Revenues from other activities increased by €246 million (or €247 million on a constant exchange rate basis) to €899 million, reflecting the consolidation of MONY for a full year in 2005 and increases in asset management fees resulting from higher account balances.

United Kingdom gross revenues decreased by 1% to €2,395 million or were flat on a constant exchange rate basis.

- Investment & Savings (70% of gross revenues).
Insurance premiums (51% of gross revenues) were flat as the positive impact from the launch of a new onshore bond product, was offset by the shift away from Old World Pension products.
Margins on investments products (19% of gross revenues) increased by 20% reflecting higher fund management fees driven by net new money growth and improved stock market levels during 2005.

- Life insurance premiums (30% of gross revenues) decreased by 10% primarily due to lower volumes of Creditor Insurance.

(1) Fully consolidated starting January 1, 2005 (previously accounted for under the equity method).

Japan gross revenues decreased by 14% at the current exchange rate or 12% at the constant exchange rate to
€4,735 million. Excluding (i) group pension transfers (€22 million as compared to €218 million in 2004) and (ii) the conversion program started in January 2003 to life products (€98 million as compared to €247 million in 2004) and to health products (€165 million as compared to €447 million in 2004), premiums decreased by 4% at the current exchange rate or 1% at the constant exchange rate to €4,451 million:

-Investment & Savings (31% of gross revenues excluding conversions and group pension transfers): premiums decreased by 11% at constant exchange rate to €1,396 million mainly due to a reduction in single premium individual fixed annuities sold via bancassurance partnerships (€–184 million). The reduction in fixed annuity premiums arises from a transition towards variable type products, which AXA Japan is currently developing through the launch of new innovative products.

- Life (46% of gross revenues excluding conversions and group pension transfers): premiums increased by 2% at constant exchange rate to €2,026 million mainly driven by higher revenues from Term products and Term riders.

- Health (23% of gross revenues excluding conversions and group pension transfers): premiums increased by 10% at constant exchange rate to €1,027 million driven by the good retention on high margin medical products such as
Medical Whole Life and Medical Riders.

Germany gross revenues rose by 2.5% (€+86 million) to €3,585 million mainly due to unit-linked business.

- Investment & Savings (22% of gross written premiums) increased strongly by 14% to €803 million, mainly driven by regular unit-linked premiums as a result of high new business in the previous years. The share of unit-linked premiums grew significantly to 22% (15% for the same period in 2004). Non-unit linked premiums increased by 4% to
€626 million.

- Life (47% of gross written premiums) decreased by 1% to €1,676 million. Decrease in Life non unit-linked premiums
(-3%) was nearly compensated by strong growth of unit-linked premiums (+12%). The share of unit-linked premiums thus rose to 14% (as compared to 12% in 2004).

- Health (25% of gross written premiums) increased by 1% to €904 million due to the last step of legal premium adjustment, partly offset by higher cancellations at the end of 2004.

- Other (6% of gross written premiums) slightly decreased to €202 million (-1%) as the share in medical council business was reduced at the beginning of the year.

Belgium gross revenues increased by 25% from €2,188 million to €2,734 million.

- Individual Life and Savings revenues (86% of revenues) increased by 30% to €2,349 million due to growth in Crest
(+35% to €1,517 million) and in unit-linked contracts (+51% to €390 million) following the successful launch of a new structured product (Millesimo series) at year-end 2004.

- Group Life and Savings revenues (14% of revenues) were stable at €386 million. Regular premiums increased by 4%
to €341 million and single premiums decreased by 16% to €45 million.

Southern Europe gross revenues rose by 8% to €1,439 million. The increase was mainly driven by traditional investment and savings (€+157 million, +20%) as a result of a sustained growth in tied agents network (€+124 million,
+18%) and in brokers network (€+53 million, +39%), partly due to large contracts. This growth was offset by lower sales through partnerships with banks (€–59 million, -17%) deriving from (i) the termination of a distribution agreement on traditional life and (ii) a lower volume of Investment & Savings unit-linked contracts distributed through Bank and assurance partners.

Australia/New Zealand gross revenues were €1,225 million, 3% higher than last year.

- Gross written premiums including fees from investment contracts without discretionary participating features of
€1,036 million remain in line with last year. The improvement in individual life sales following the launch of “Market
Offer” was offset by a reduction in retirement income business following local legislative changes.

- Revenues from mutual fund and advice businesses of €189 million represented an 18% increase due to positive
Funds Under Management (“FUM”) growth and improved investment market conditions. The continued success of the Generations platform and higher sales into mezzanine unit trusts have also contributed to higher net revenues.
Growth through fees from mutual funds and advice businesses is expected to continue as investors shift out of traditional investment and savings products.

Mutual funds retail net inflows (excluding institutional) of €1,164 million, were 15% higher than last year. The
Generations platform continued to perform well and mezzanine unit trust net funds flow increased, most notably in the highly regarded Global and Australian equity funds. This was partially offset by a reduction in retail unit trusts following the end of support from a local bank.

Hong Kong gross revenues were €832 million, 13% higher than last year. New individual life regular premiums were up 17% due primarily to “Maxx” sales, a new traditional participating product launched in October with a greater savings focus, and strong sales from ’Dimensions’, a unit-linked regular premium product. Single premiums were up 90% driven by strong inflows into investment and retirement products, particularly into the multi manager investment platform and
“Evolution”, a new investment linked product offered through broker channels.

Property & Casualty

Property & Casualty (“P&C”) gross written premiums were up 5.7%, or +2.8% on a comparable basis to
€18,874 million, mainly driven by France (+3.5% to €5,070 million) and Southern Europe (+4.1% to €3,012 million).

Personal lines (62% of P&C premiums) were up 3.9%, stemming from both Motor (+3%) and Non-Motor (+5%).

- Motor revenues grew 3%, mainly driven by Southern Europe and France up 4% and 2%, respectively, benefiting from positive net inflows of +125,000 and +100,000 policies (of which +77,600 four wheels policies), respectively. Canada
(up 7%), Turkey (up 17%), Hong Kong (up 19%) and Singapore (up 15%) also contributed to motor revenues growth while in the United Kingdom, Motor revenues were down -4% due to increased competition in Ireland.

- Non-motor revenues increased by 5% mainly driven by the U.K. health activity, France Construction and Property business, portfolio evolution and increased tariffs in both Belgium and Canada, an increase of higher insured sums and new business in Individual disability in the Netherlands and new product launches in Southern Europe.

Commercial lines (37% of P&C premiums) recorded a +1.3% growth.

- Motor revenues were up 1%, mainly as a result of positive trends in France (+4%), Southern Europe (+6%) and
Belgium (+2%), offset by the decrease of U.K. & Ireland revenues (-7%), in a context of intense competition in Ireland.

- Non-motor revenues were up 1% mainly driven by France (+6%) as a result of tariff increases in most business lines, while maintaining a strict underwriting policy.

Other lines1 (1% of P&C premiums) revenues decreased by 13% driven by the planned reduction of assumed business in Germany.

(1) Please note that U.K. Health is no longer reported in “other” lines but is now allocated between personal non-motor and commercial non-motor lines.

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

AXA Investment Managers showed a +27.5% performance or +26.9% on a comparable basis to €968 million, due to AUM growth (+21% on a comparable basis), mostly from third-party retail and institutional client segments which generate higher average fees, and higher performance fees, especially on AXA Rosenberg’s portfolios.
AUM increased by €87 billion from year-end 2004 to €432 billion at the end of 2005 primarily driven by (i) €34 billion of net inflows mainly from institutional and retail third-party clients especially on AXA Rosenberg’s products as well as real estate, structured finance and fixed income products, (ii) a €38 billion favorable market impact, (iii) a €6 billion positive foreign exchange rate impact, and (iv) €7 billion following the acquisition of Framlington effective from the beginning of November 2005.

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

				(in Euro million)
	Years ended December 31,					Variation
	2006	2005 Restated (e)	2005 As originally presented	2004 Restated (e)	2004 As originally presented	2006/2005
Gross written premiums	72,099	65,995	65,995	62,152	62,152	6,104
Fees and revenues from investment contracts with no participating features	608	509	509	417	417	99
Revenues from insurance activities	72,707	66,504	66,504	62,570	62,570	6,203
Net revenues from banking activities	376	428	428	386	386	(52)
Revenues from other activities	5,693	4,739	4,739	4,074	4,074	953
TOTAL REVENUES	78,775	71,671	71,671	67,030	67,030	7,105
Change in unearned premium reserves net of unearned revenues and fees	(476)	(483)	(484)	(104)	(104)	8
Net investment income	14,461	13,951	13,951	12,941	12,941	510
Net realized gains and losses (a)	4,260	3,557	3,557	3,282	3,282	703
Change in fair value of financial instruments at fair value through profit & loss (b)	14,550	16,110	16,008	12,530	12,588	(1,559)
Change in financial instruments impairment	(194)	(210)	(210)	(444)	(444)	16
Net investment result excluding financing expenses	33,077	33,408	33,306	28,309	28,367	(331)
Technical charges relating to insurance activities (b)	(84,836)	(81,791)	(81,791)	(72,959)	(72,959)	(3,046)
Net result of reinsurance ceded	(1,455)	(141)	(141)	(1,063)	(1,063)	(1,313)
Bank operating expenses	(78)	(61)	(61)	(101)	(101)	(17)
Acquisition costs	(7,191)	(6,536)	(6,537)	(5,957)	(5,957)	(655)
Amortization of value of purchased life business in force and other intangible assets	(282)	(558)	(558)	(468)	(468)	276
Administrative expenses (c)	(8,788)	(8,596)	(8,596)	(7,906)	(7,906)	(192)
Valuation allowances on tangible assets	18	(3)	(3)	(10)	(10)	21
Change in goodwill impairment	(12)	(70)	(70)	(36)	(36)	58
Other	(511)	(81)	(81)	(239)	(239)	(430)
Other operating income and expenses	(103,135)	(97,839)	(97,839)	(88,739)	(88,739)	(5,297)
INCOME FROM OPERATING ACTIVITIES, GROSS OF TAX	8,241	6,757	6,653	6,495	6,553	1,484
Income arising from investment in associates – Equity method	34	21	21	55	55	13
Financing debts expenses	(474)	(481)	(602)	(439)	(583)	7
OPERATING INCOME GROSS OF TAX	7,801	6,296	6,072	6,111	6,026	1,505
Income tax (d)	(2,043)	(1,490)	(1,411)	(1,844)	(1,814)	(553)
NET OPERATING RESULT	5,758	4,806	4,661	4,266	4,211	952
Minority interests share in income	673	488	488	473	473	185
NET INCOME (Group share)	5,085	4,318	4,174	3,793	3,738	767
(a)  2004 realized gains and losses include a €104 million net realized gain on the sale of Unirobe in The Netherlands.
(b)  For the periods ended December 31, 2006, 2005 and 2004, the change in fair value of assets backing contracts with financial risk borne by policyholders impacted the net investment result for €15,370 million, €+13,978 million and €+10,543 million respectively, and benefits and claims by the offsetting amounts respectively.
(c)  2004 administrative expenses and income tax included a €225 exceptional loss and €79 exceptional profit, respectively, resulting from the MONY restructuring, leading to a €–146 impact on net income.
(d)  2005 income included a €71 exceptional loss from the sale of Advest in the United States Holdings, mainly resulting from income tax impacts.
(e)  Restated means: (i) following clarification of the IFRIC agenda committee following the IASB decision, AXA has reclassified TSDI instruments (perpetual subordinated debts) into shareholders’ equity for all periods presented in the 2006 financial statements with impact on net income, and (ii) in line with the new accounting rule FRS 27, the reclassification in the United Kingdom of some With-Profit technical reserves to allow for all future terminal bonuses payable to With- Profit policyholders within the allocated policyholder reserves, previously held in the unallocated policyholder bonus reserve, without any impact on earnings.

NET INCOME					(in Euro million)
	Years ended December 31,					Variation
	2006	2005 Restated (a)	2005 As originally presented	2004 Restated (a)	2004 As originally presented	2006/2005
Life & Savings	2,957	2,404	2,404	1,826	1,826	552
Property & Casualty	1,977	1,737	1,737	1,439	1,439	239
International Insurance	244	184	184	244	244	60
Total Insurance	5,178	4,326	4,326	3,509	3,509	852
Asset Management	610	411	411	304	304	199
Other Financial Services	43	82	82	13	13	(39)
Total Financial services	653	493	493	317	317	160
Holding companies	(745)	(500)	(645)	(33)	(88)	(245)
TOTAL	5,085	4,318	4,174	3,793	3,738	767
(a) Restated means: following clarification of the IFRIC agenda committee following the IASB decision, AXA has reclassified TSDI instruments (perpetual subordinated debts) into shareholders’ equity for all periods presented in the 2006 financial statements with impact on net income.

Analysis of investment results

The following table summarizes the net investment results for the periods indicated.

	Net investment income			Net realized investment gains and losses
	2006	2005	2004	2006	2005	2004
Investment property	789	796	776	698	289	451
Fixed maturities	10,703	10,263	9,518	130	861	517
Equity securities	1,550	1,436	1,141	3,300	2,620	2,423
Non controlled investment funds	274	194	227	258	185	179
Other assets held by consolidated investment funds designated as at fair value through profit & loss	208	141	–	(7)	(1)	–
Loans	1,005	1,018	1,025	(2)	(115)	1
Assets backing contracts where the financial risk is borne by policyholders	527	590	234	–	–	–
Hedge accounting derivatives	–	–	–	–	–	–
Other derivatives	(162)	(337)	–	140	(94)	(39)
Investment management expenses	(900)	(578)	(588)	–	–	–
Other	467	428	606	(258)	(188)	(249)
NET INVESTMENT RESULT	14,461	13,951	12,941	4,260	3,557	3,282
(a) Restated means: following clarification of the IFRIC agenda committee following the IASB decision, AXA has reclassified TSDI instruments (perpetual subordinated debts) into shareholders’ equity for all periods presented in the 2006 financial statements with impact on net income.

FOCUS ON EXCEPTIONAL OPERATIONS INCLUDED IN NET INCOME

2006 net income included €196 million related to exceptional operations, mainly:

- a net dilution gain at AllianceBernstein (€+86 million) as a result of the issuance of AllianceBernstein units and the reversal of a deferred tax liability from prior period;

- a net realized capital gain (€+66 million) in Other International activities resulting from the sale of AXA RE’s business to Stone Point; and

- a gain in the United States Holdings (€+43 million) resulting from a favorable tax settlement on the sale of DLJ in
2000.

2005 net income included €–72 million from exceptional operations mainly stemming from a net realized loss in the
United States Holdings (€–69 million) as a result of the sale of Advest.

2004 net income included (i) an exceptional net realized gain in the Netherlands Holding (€+104 million) as a result of the sale of Unirobe, a Dutch brokerage company, and (ii) a €–146 million expense (net of tax) in the United States related to MONY restructuring provisions.

									(in Euro million)
Change in fair value of financial instruments at fair value through profit & loss					Change in financial instruments impairment			Net investment result excluding financing expenses
(Years ended December 31)
2006	2005 Restated (a)	2005 As originally presented	2004 Restated (a)	2004 As originally presented	2006	2005	2004	2006	2005 Restated (a)	2005 As originally presented	2004 Restated (a)	2004 As originally presented
384	375	375	403	403	38	(19)	(90)	1,909	1,441	1,441	1,540	1,540
(1,329)	202	202	748	748	(78)	(23)	(32)	9,426	11,303	11,303	10,752	10,752
1,031	1,492	1,492	426	426	(145)	(136)	(285)	5,736	5,412	5,412	3,706	3,706
(13)	47	47	(13)	(13)	(5)	(10)	(13)	515	417	417	380	380
16	93	93	1	1	–	–	–	217	234	234	1	1
(166)	63	63	(47)	(47)	(2)	(19)	(31)	836	947	947	948	948
15,370	13,978	13,978	10,543	10,543	–	–	–	15,897	14,568	14,568	10,778	10,778
(460)	(195)	(195)	269	269	–	–	–	(460)	(195)	(195)	269	269
(492)	(101)	(101)	(373)	(373)	–	–	–	(514)	(532)	(532)	(412)	(412)
–	–	–	–	–	–	–	–	(900)	(578)	(578)	(588)	(588)
208	155	53	572	631	(2)	(3)	6	415	393	291	935	994
14,550	16,110	16,008	12,529	12,588	(194)	(210)	(444)	33,077	33,408	33,306	28,308	28,367

YEAR ENDED DECEMBER 31, 2006 COMPARED TO YEAR ENDED DECEMBER 31, 2005

The net income for the full year 2006 was €5,085 million, up 18% or €767 million compared to full year 2005 (or 18%
and 784 million on a constant exchange rate basis), with all major business contributing positively to this performance.

Net investment result was €33,077 million in 2006, down €–331 million (or -1%) compared to 2005, mainly driven by:

(i) a 4% increase in net investment income (€+510 million), notably attributable to the Life & Savings segment, mainly in Japan, reflecting higher yields and increased asset bases, and significantly related to fixed maturities, and

(ii) a €703 million increase in net realized investment gains and losses, mainly in France Life & Savings, more than offset by,

(iii) €–1,559 million lower change in fair value of financial instruments at fair value through profit and loss resulting from all assets categories (and despite a €+1,392 million increase in change in fair value of assets backing contracts with financial risk borne by policyholders), and

(iv) a €16 million decrease in change in financial instruments’ impairment.

Other operating income and expenses were €–103,135 million in 2006, up €–5,297 million, driven by the increase in technical charges related to insurance activities (€3,046 million increase), including:

(i) €4,130 million in the Life & Savings segment notably driven by activity growth; and

(ii) €494 million in the Property & Casualty segment, due mainly to activity growth, as combined ratios improved in
2006, partly offset by;

(iii) lower technical charges of €–1,525 million in the International Insurance segment, from higher major losses in 2005.

The increase in income tax expenses mainly resulted from higher pretax income.

The contribution to AXA’s consolidated net income of each operating segment is set out below:

Life & Savings segment

Net income improved by 23 % up to €2,957 million (or +24% to €2,980 million on a constant exchange rate basis), driven by higher income in almost all countries, in particular France (€+146 million), United States (€+147 million, including €+92 million favorable income tax settlement), the United Kingdom (€+94 million), and Belgium
(€+180 million mainly driven by higher realized capital gains).

Property & Casualty segment

Net income increased by €239 million (+14%) to €1,977 million (or +13% at constant exchange rates), attributable to almost all countries, in particular Belgium (€+101 million), France (€+51 million), Southern Europe (€+36 million) and
Canada (€+26 million). Overall, these increases were driven by improved technical profitability (even if partly offset by higher expenses), combined with higher volumes of business and higher investment results driven by increased invested assets.

International Insurance segment

The contribution of this segment to AXA’s consolidated net income increased by €60 million (€+59 million on a constant exchange rate basis) to €244 million, including notably the contribution of AXA RE run-off portfolio (driven by favorable claims experience on 2005 and prior years) and a €66 million net gain on the sale of the AXA RE business.

Asset Management segment

The contribution of this segment to AXA’s consolidated net income rose by €199 million (or €203 million on a constant exchange rate basis) to €610 million was mainly attributable to business growth and improved efficiency at both AXA
Investment Managers and AllianceBernstein, but also to a net €86 million dilution gain at AllianceBernstein.

Other Financial Services segment

The contribution of this segment to net income in 2006 decreased by €39 million to €43 million, primarily due to lower net income in AXA Bank Belgium due to lower fixed income capital gains, a lower interest margin and the non recurrence of the 2005 reversal of a provision for risks related to loan activities in France following a favorable court decision.

Holding Companies

The activities from the holding companies resulted in a net loss of €–745 million in 2006 as compared to a net loss of
€–500 million in 2005, mainly resulting from a €–404 million change in the mark to market of interest rate derivative instruments not considered as hedge accounting in AXA SA.

YEAR ENDED DECEMBER 31, 2005 COMPARED TO YEAR ENDED DECEMBER 31, 2004

The net income Group share for the full year 2005 was €4,318 million, up 14% or a €525 million increase compared to full year 2004. This increase results from improved operational results from our three insurance segments as well as from our Asset Management segment.

Net investment result was €33,408 million, up €+5,099 million, mainly driven by:

(i) an 8% increase in net investment income (€+1,010 million), notably attributable to the Life & Savings segment, reflecting higher yields and increased asset bases, notably in the United States, and significantly relating to fixed maturities;

(ii) a €275 million increase in net realized investment gains and losses;

(iii) €+3,580 million higher changes in fair value of financial instruments at fair value through profit and loss (including a
€3,435 million increase in change in fair value of assets backing contracts with financial risks borne by policyholders); and

(iv) a €235 million decrease in change in financial instruments impairment.

Other operating income and expenses were €–97,839 million, an increase of €–9,100 million, driven by the increase in technical charges relating to insurance activities (€–8,832 million), including :

(i) €–7,308 million in the Life & Savings segment notably as a counterpart of the growth and of the improvement in the net investment result (including the €+3,435 million increase in change in fair value of assets backing contracts with financial risks borne by the policyholders);

(ii) €–388 million in the Property & Casualty segment, due mainly to growth, as technical results improved in 2005; and

(iii) €–964 million in the International Insurance segment, impacted by higher major losses in 2005.

The decrease in income tax expenses mainly results from the re-estimation of the Japanese deferred tax, for
€302 million, reflecting the improvement in recoverability of the tax losses carried forward.

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

International Insurance segment

The contribution of this segment to AXA’s consolidated net income decreased by €60 million, from €244 million to
€184 million in 2005, mainly attributable to AXA RE (€–59 million), which suffered from lower technical results mainly attributable to seven major losses in 2005, including the hurricanes Katrina, Rita and Wilma.

Asset Management segment

The contribution of this segment to AXA’s consolidated net income in 2005 increased by €107 million to €411 million, attributable both to AXA Investment Managers, mainly due to business growth and higher assets under management
(which reached a record level of €923 billion), to improvements in the cost income ratio and to AllianceBernstein both on constant and current exchange rate bases due to higher earnings and higher ownership interest in AllianceBernstein.

Other Financial Services segment

The contribution of this segment to net income in 2005 increased by €69 million to €82 million. This increase was primarily due to higher net income in AXA Bank Belgium (€+59 million to €69 million), attributable to improved gains coming from higher interest margins and change in fair value of derivatives, and from the reversal of a provision for risks related to loan activities in France following a favorable court decision (€16 million). In addition, the €10 million increase in net income from other entities of the segment is mostly due to the positive impact of the 2005 run-off development of the CFP subgroup.

Holding Companies

The activities from the holding companies resulted in a net loss of €500 million in 2005 as compared to a net loss of
€33 million in 2004. The 2005 results mainly included a €69 million realized capital loss on the disposal of Advest, while
2004 results included an exceptional profit in the Netherlands Holding (€+104 million) as a result of the sale of Unirobe,
Dutch brokerage company. In addition, 2005 net income showed a decline of the change in fair value of foreign currencies options and interest rate swaps mainly resulting from a lower decrease of Euro interest rates in 2005 as compared to 2004, which mainly impacted AXA SAs results.

Consolidated Shareholders’ Equity

At December 31, 2006, consolidated shareholders’ equity totaled €47,226 billion. The movement in shareholders’
equity since January 1, 2004 is presented in the table below:

	Shareholders’ Equity	Shareholders’ Equity	Number of ordinary
	Restated (c)	As originally presented	outstanding shares
	(in Euro million)	(in Euro million)	(in million)
At January 1, 2004	25,175	22,469	1,778
– Share capital	298	298	130
– Capital in excess of nominal value	1,364	1,364	–
– Equity-share based compensation	28	28	–
– Treasury shares sold or bought in open market	124	124	–
– Change in equity component of compound financial instruments	–	–	–
– Super subordinated debt (including accrued interests)	872	623	–
– Fair value recorded in shareholders’ equity	1,514	1,514	–
– Impact of currency fluctuations	(686)	(724)	–
– Cash dividend	(676)	(676)	–
– Other	84	84	–
– Net income for the period	3,793	3,738	–
– Actuarial gains and losses on pension benefits	(319)	(319)	–
At December 31, 2004	31,571	28,523	1,908
– Share capital (a)	(84)	(84)	(37)
– Capital in excess of nominal value (b)	(966)	(966)	–
– Equity-share based compensation	57	57	–
– Treasury shares sold or bought in open market	(272)	(272)	–
– Change in equity component of compound financial instruments	–	–	–
– Super subordinated debt (including accrued interests)	(231)	217	–
– Fair value recorded in shareholders’ equity	2,418	2,418	–
– Impact of currency fluctuations	1,361	1,428	–
– Cash dividend	(1,164)	(1,164)	–
– Other	(68)	(68)	–
– Net income for the period	4,318	4,174	–
– Actuarial gains and losses on pension benefits	(415)	(415)	–
At December 31, 2005	36,525	33,847	1,872
– Share capital	507	–	221
– Capital in excess of nominal value	3,800	–	–
– Equity-share based compensation	106	–	–
– Treasury shares sold or bought in open market	137	–	–
– Change in equity component of compound financial instruments	–	–	–
– Super subordinated debt (including accrued interests)	3,539	–	–
– Fair value recorded in shareholders’ equity	(375)	–	–
– Impact of currency fluctuations	(764)	–	–
– Cash dividend	(1,647)	–	–
– Other	60	–	–
– Net income for the period	5,085	–	–
– Actuarial gains and losses on pension benefits	252	–	–
At December 31, 2006	47,226	–	2,093

(a)  Including €–88 million related to the AXA / FINAXA merger.

(b)  Including €–852 million related to the AXA / FINAXA merger.

(c)  Restated means: following clarification of the IFRIC agenda committee following the IASB decision, AXA has reclassified TSDI instruments (perpetual subordinated debts) into shareholders’ equity for all periods presented in the 2006 financial statements with impact on net income. Details are provided in note 13 of the financial statements included in Item 18 of this Annual Report.

Earnings per share (EPS)

	2006		2005 Restated (a)
	Basic	Fully diluted	Basic	Fully diluted
Net income	5,085	5,199	4,318	4,428
Weighted number of shares	1,947.8	2,031.7	1,917.5	1,991.0
Net income per ordinary share	2.61	2.56	2.25	2.22

(a) Restated means: following clarification of the IFRIC agenda committee following the IASB decision, AXA has reclassified TSDI instruments (perpetual subordinated debts) into shareholders’ equity for all periods presented in the 2006 financial statements with impact on net income. Details are provided in note 13 of the financial statements included in Item 18 of this Annual Report.

Return on equity (ROE)

				(in Euro million except variations in basis points)
	Years ended December 31,					Variation
	2006	2005 Restated (a)	2005 As originally presented	2004 Restated (a)	2004 As originally presented	2006/ 2005
Net income	5,085	4,318	4,174	3,793	3,738
Average shareholders’ equity	38,644	32,060	29,269	26,135	23,285
ROE	13.2%	13.5%	14.3%	14.5%	16.1%	–0.3 pts
(a) Restated means: following clarification of the IFRIC agenda committee following the IASB decision, AXA has reclassified TSDI instruments (perpetual subordinated debts) into shareholders’ equity for all periods presented in the 2006 financial statements with impact on net income. Details are provided in note 13 of the financial statements included in Item 18 of this Annual Report.

	(in Euro million except ordinary shares in million and net income per share in Euro)
Years ended December 31,						Variation
2005		2004		2004		2006 / 2005
As originally presented		Restated (a)		As originally presented
Basic	Fully diluted	Basic	Fully diluted	Basic	Fully diluted	Basic	Fully diluted
4,174	4,283	3,793	3,899	3,738	3,844
1,880.9	1,954.4	1,838.8	1,968.6	1,803.7	1,933.5
2.22	2.19	2.06	1.98	2.07	1.99	15.9%	15.1%

LIFE & SAVINGS

SEGMENT

The tables below present the operating results of AXA’s Life & Savings segment, as well as the contribution to gross revenues and net income attributable to the principal geographic operations within this segment for the periods indicated. The information below is before elimination of inter-company transactions.

			(in Euro million)
	Years ended December 31,				Variation
	2006	2005	2005	2004	2006/2005
		Restated (b)	As originally presented
Gross written premiums	48,793	43,502	43,502	41,111	5,291
Fees and revenues from investment contracts with no participating features	608	509	509	417	99
Revenues from insurance activities	49,401	44,011	44,011	41,529	5,390
Net revenues from banking activities	–	–	–	–	–
Revenues from other activities	1,084	1,115	1,115	824	(31)
TOTAL REVENUES	50,485	45,126	45,126	42,353	5,359
Change in unearned premium reserves net of unearned revenues and fees	(249)	(178)	(179)	(131)	(71)
Net investment income	12,372	12,003	12,003	11,186	368
Net realized gains and losses	3,475	2,889	2,889	2,492	587
Change in fair value of financial instruments at fair value through profit & loss (a)	14,898	16,006	16,006	12,080	(1,107)
Change in financial instruments impairment	(135)	(107)	(107)	(264)	(29)
Net investment result excluding financing expenses	30,610	30,792	30,792	25,494	(181)
Technical charges relating to insurance activities (a)	(69,815)	(65,684)	(65,684)	(58,376)	(4,130)
Net result of reinsurance ceded	(28)	(7)	(7)	17	(21)
Bank operating expenses	–	–	–	–	–
Acquisition costs	(3,103)	(2,855)	(2,855)	(2,602)	(248)
Amortization of value of purchased life business in force and other intangible assets	(282)	(558)	(558)	(468)	276
Administrative expenses	(2,871)	(3,017)	(3,017)	(3,002)	146
Valuation allowances on tangible assets	7	(4)	(4)	(3)	12
Change in goodwill impairment	–	(70)	(70)	–	70
Other	(167)	(17)	(17)	(266)	(150)
Other operating income and expenses	(76,259)	(72,214)	(72,214)	(64,700)	(4,045)
INCOME FROM OPERATING ACTIVITIES, GROSS OF TAX	4,587	3,525	3,524	3,016	1,062
Income arising from investment in associates – Equity method	12	10	10	10	2
Financing debts expenses	(106)	(119)	(119)	(100)	12
OPERATING INCOME GROSS OF TAX	4,493	3,417	3,416	2,926	1,076
Income tax	(1,319)	(844)	(843)	(971)	(475)
NET OPERATING RESULT	3,175	2,573	2,573	1,954	601
Minority interests share in income	218	169	169	129	49
NET INCOME (Group share)	2,957	2,404	2,404	1,826	552
(a)  For the periods ended December 31, 2006, 2005 and 2004, the change in fair value of assets backing contracts with financial risk borne by policyholders impacted the net investment result by €+15,370 million, €+13,978 million and €+10,543 million respectively, and benefits and claims by the offsetting amounts respectively.
(b)  Restated means: in line with the new accounting rule FRS 27, the reclassification in the United Kingdom of some With-Profit technical reserves to allow for all future terminal bonuses payable to With-Profit policyholders within the allocated policyholder reserves, previously held in the unallocated policyholder bonus reserve, without any impact on earnings.
Note: from 2006, P.T. Kotak Biru Konsultama and PT. Indonesia Emas Perkasa (Former MLC Indonesia) and P.T. Life Indonesia are fully consolidated, and Thaïland and Philippines subsidiaries are equity-accounted.

CONSOLIDATED GROSS REVENUES (a)				(in Euro million)
	Years ended December 31,			Variation
	2006	2005	2004	2006/2005
France	14,802	13,237	11,545	1,565
United States	15,390	13,940	12,847	1,450
United Kingdom	4,292	2,395	2,420	1,896
Japan	5,027	4,735	5,526	292
Germany	3,681	3,585	3,499	96
Belgium	2,512	2,734	2,188	(222)
Southern Europe	1,357	1,439	1,333	(82)
Other countries	3,424	3,060	2,995	364
TOTAL	50,485	45,126	42,353	5,359
Intercompany transactions	(7)	(10)	(9)	3
Contribution to consolidated gross revenues	50,479	45,116	42,344	5,363

(a) Before elimination of intercompany transactions.

NET INCOME				(in Euro million)
	Years ended December 31,			Variation
	2006	2005	2004	2006/2005
France	776	630	534	146
United States	1,020	872	577	147
United Kingdom	138	44	(27)	94
Japan	256	392	274	(135)
Germany	81	36	(3)	46
Belgium	310	131	191	180
Southern Europe	57	57	50	(1)
Other countries	318	242	230	76
Contribution to net income	2,957	2,404	1,826	552

In 2006, the Life & Savings segment accounted for 64% of AXA’s consolidated gross revenues after elimination of intercompany transactions (63% in 2005 and 63% in 2004). The Life & Savings segment was the primary contributor to AXA’s 2006 (58%), 2005 (56%) and 2004 (48%) consolidated net income.

Analysis of investment results

The following table summarizes the net investment results of AXA’s Life & Savings operations by type of invested financial assets for the periods indicated before elimination of intercompany transactions.

	Net investment income			Net realized investment gains and losses
	2006	2005	2004	2006	2005	2004
Investment property	680	726	650	677	269	376
Fixed maturities	9,072	8,750	8,189	264	653	452
Equity securities	1,200	1,126	887	2,549	2,124	1,799
Non controlled investment funds	230	175	207	124	89	119
Other assets held by consolidated investment funds designated as at fair value through profit & loss	198	138	–	(7)	–	–
Loans	1,152	1,144	1,174	(4)	7	1
Assets backing contracts where the financial risk is borne by policyholders	527	590	234	–	–	–
Hedge accounting derivatives	–	–	–	–	–	–
Other derivatives	(212)	(406)	–	149	(98)	(45)
Investment management expenses	(891)	(746)	(668)	–	–	–
Other	416	506	514	(275)	(154)	(210)
NET INVESTMENT RESULT	12,372	12,004	11,186	3,475	2,889	2,492
(a) Before elimination of intercompany transactions.

The year to year commentaries below are based on operating results of the segment before elimination of intercompany transactions (refer to note 3 “Segmental information” to the Consolidated Financial Statements included in Item 18 in this Annual Report for further information).

YEAR ENDED DECEMBER 31, 2006 COMPARED TO YEAR ENDED DECEMBER 31, 2005

Gross revenues (before elimination of intercompany transactions) increased by €5,359 million to €50,485 million. Net of elimination of intercompany transactions, Life & Savings gross revenues increased by €5,363 million to €50,479 million, or €+5,750 million on a constant exchange rate basis.
For a detailed analysis of Life & Savings gross revenues, refer to Item 5 - Consolidated Gross Revenues section.

The net investment result excluding financing expenses decreased by €181 million to €30,610 million in 2006 as compared to 2005. This evolution was attributable to the following:

a) A €368 million increase in net investment income to €12,372 million, resulting mainly from:
- a €+531 million increase in Japan, resulting from (i) higher income related to derivative instruments (€+370 million), primarily attributable to the fact that the hedge cost related to forex hedging (€–444 million) was classified as capital gain or loss from 2006, and (ii) higher return on the alternative/hedge funds (€+100 million); and

						(in Euro million) (a)
Change in fair value of financial instruments at fair value through profit & loss			Change in financial instruments impairment			Net investment result excluding financing expenses
Years ended December 31,
2006	2005	2004	2006	2005	2004	2006	2005	2004
356	359	405	34	8	(57)	1,747	1,362	1,374
(1,291)	169	692	(73)	(23)	(23)	7,972	9,549	9,311
923	1,371	361	(88)	(70)	(156)	4,584	4,551	2,890
(14)	34	(12)	(2)	(4)	(1)	338	295	313
18	83	2	–	–	–	208	221	2
(166)	75	(48)	(6)	(19)	(26)	976	1,207	1,101
15,370	13,978	10,543	–	–	–	15,897	14,568	10,778
(97)	(122)	(88)	–	–	–	(97)	(122)	(88)
(403)	(24)	(395)	–	–	–	(466)	(528)	(440)
–	–	–	–	–	–	(891)	(746)	(668)
203	82	620	–	–	(1)	343	435	922
14,898	16,006	12,080	(135)	(107)	(264)	30,610	30,792	25,494

- €+80 million in Germany driven by higher level of income from fixed income securities, due to higher total assets, the increase in the portion of corporate bonds and the extended duration;

Partly offset by:

- €–277 million in the United States primarily due to:

• the decline in fair values of derivative instruments, including those related to the economic hedging programs implemented to mitigate certain risks associated with GMDB/GMIB features of certain variable annuity contracts, and interest rate swap floor contracts,

•  partially offset by an increase in cash and short-term investment income, due to higher yields and higher income on other equity investments;

b) A €587 million increase in net realized investment gains and losses, to €3,475 million, resulting from increases in most countries, of which €+639 million was generated in France mainly on equities, €+187 million in Belgium, €+73 million in the United States, €75 million in the United Kingdom, and €+74 million in Germany, partly offset by a €–668 million decrease in Japan, including hedge cost related to forex hedging (classified as capital gains from 2006), and lower net capital gains as a consequence of the significant 2005 net capital gains driven by the shift from U.S.$/Euro bonds to
Japanese Government bonds;

c) A €–1,107 million reduction in the change in fair value of financial instruments through profit and loss to €14,898 million, resulting from:

- a €–1,460 million lower change in fair value of fixed maturities, attributable to the increase in interest rates in 2006, since most of the portfolio is made of fixed income assets. This decrease was attributable in particular to the United
Kingdom (€–1,343 million);

- a €–448 million decrease in the change in fair value of equity securities (including the United Kingdom
€–223 million and Japan €–160 million), since equity markets increased to a lesser extent in 2006 than in 2005.

- a €–354 million decrease in change in fair value of derivative instruments (including France €–233 million).
These changes were partly offset by a favorable increase in the change in fair value of assets backing contracts with financial risk borne by the policyholders (€+1,392 million to €15,370 million), resulting primarily from a strong increase in the United States (€+4,056 million), partly offset by lower changes in fair value in France (€–889 million), the United Kingdom (€–1,661 million), Germany (€–68 million), and the Netherlands (€–178 million);

d) A €–29 million increase in impairment of financial instruments.

Technical charges relating to insurance activities increased by €4,130 million (+6%) to €69,815 million, principally due to the increase in total revenues and increased charges related to change in technical liabilities backing contracts with financial risk borne by the policyholders, reflecting the higher change in fair value of the corresponding assets.
Most important contributors to the increase in technical charges were : (i) the United States (€+5,285 million to
€22,320 million), due primarily to the increase in the change in fair value of assets with financial risk borne by the policyholders, lower GMDB/GMIB benefits and reserves due to the improvements in the equity markets, and lower benefits in the reinsurance assumed and individual health product lines, and (ii) France (€+696 million to €19,382 million due to the increase in total revenues and to the increase in unit-linked reserves as a consequence of the revaluation of unit-linked assets).

This increase was partly offset by the United Kingdom, (€–1,498 million to €–9,884 million), the reduction being primarily due to (i) reductions in With-Profits reserves of €3,361 million following increased bond yields and high levels of surrenders during 2006, partly offset by (ii) increased unit-linked reserves (€+769 million) following net new money growth and investment return, and (iii) increased policy benefit payments (€1,195 million) following increased surrenders during 2006 in the wake of Pensions Simplification.

In addition, in Australia / New Zealand, technical charges decreased by €351 million to €1,596 million, mainly due to the reclassification of policyholder tax to income tax expenses.

Acquisition costs (DAC and equivalent capitalization, net of amortization, and insurance acquisition expenses)
increased by €248 million to €3,103 million (+9%). This resulted from the combination of (i) a €312 million higher DAC amortization (including €+108 million in Germany which was mainly attributable to a positive one-off effect in 2005 resulting from an enhanced scope of de-zillmerized products in Life, and €+193 million in the United States reflecting reactivity to higher margins in products which are DAC-reactive and favorable DAC unlocking for expected higher emerging margins on annuity and variable and interest sensitive life products), (ii) a €168 million increase in acquisition costs, and (iii) a €75 million higher amortization net rights to future management fees (also called Deferred Origination
Costs or “DOC”), partly offset by higher DAC capitalization (€169 million) and interests capitalized (€147 million).

Amortization of value of purchased life business inforce and other intangible assets decreased by
€–276 million to €282 million (-49%), mainly because of the 2005 non-recurring charge in Japan related to a change in future investment assumptions.

Administrative expenses were €2,871 million in 2006, down by 5% or €–146 million as compared to 2005, including a €–290 million decrease in the United States following the sale of Advest in November 2005.

Other expenses increased by €150 million in 2006, notably because 2005 expenses were reduced by a €151 million net realized gain on the sale of the headquarter property of AXA Japan during the second half of the year.

Income tax expenses increased by €475 million to €1,319 million. This was mostly attributable to a €540 million increase in tax charge in Japan, whereas in 2005, income tax expenses reflected the reestimation of deferred taxes recorded during the prior years. In addition, in Australia / New Zealand, income tax expenses increased by €251 million to €234 million, reflecting the reclassification of policyholder tax and dividends due to participating policyholders from the technical charges to income tax expense. These increases were partly offset by lower 2006 tax charges (i) in France
(€–107 million) (a) as some dividends on equities were taxed at a reduced rate while previously taxed at the full rate, following a portfolio reallocation and (b) due to the split between short-term and long-term taxable income, and (ii) in the United Kingdom (€–184 million), as policyholder tax decreased by €–357 million as a result of lower investment gains, partly offset by non-recurring increases in deferred tax provisions of €167 million, which was primarily as result of a reassessment of the likelihood of a future distribution from the attributed Inherited Estate. In addition, 2006 tax charges in the United States were reduced by a €92 million tax settlement.

Net income increased by €552 million (or €576 million at a constant exchange rate) to €2,957 million. This improvement was mainly attributable to higher revenues due to activity growth and market appreciation, in spite of reduced net investment result (excluding any change in fair value of assets with financial risk carried by policyholders)
notably reflecting lower changes in fair value of invested assets despite increased net investment income and higher capital gains. This increase was primarily driven by France (up €146 million), the United States (up €147 million), and
Belgium (up €180 million).

YEAR ENDED DECEMBER 31, 2005 COMPARED TO YEAR ENDED DECEMBER 31, 2004

Gross revenues (before elimination of intercompany transactions) increased by €2,773 million to €45,126 million, or
€2,896 million on a constant exchange rates basis, given the impact of exchange rates fluctuation (€–123 million). Net of elimination of intercompany transactions, Life & Savings gross revenues increased by €2,772 million to €45,116 million, or €+2,895 million on a constant exchange rate basis.
For a detailed analysis of Life & Savings gross revenues, refer to Item 5 - Consolidated Gross Revenues section.

The net investment result excluding financing expenses increased by €5,298 million in 2005 as compared to 2004.
This strong increase was primarily attributable to:

- A €817 million increase in net investment income, mainly driven by (i) France, where investment revenues rose by
€248 million, mainly benefiting from the increase in dividend yields in the European equity market and from an increase in asset base, (ii) the United States, where net investment income increase reached €172 million primarily due to an increase in distributions from private equity funds and higher assets in the General Account, partially offset by lower yields in fixed maturities and mortgages driven by lower reinvestment rates.

- The 2005 net realized gains were €397 million higher as compared to 2004, to €2,889 million. This increase was mainly driven by (i) the United Kingdom, where net realized gains increased by €333 million due to equities (ii) AXA
Japan, where net realized gains were €345 million higher following a change in asset allocation from U.S. bonds to
Japanese Government bonds. These higher gains are partly compensated by (iii) a €230 million reduction in net realized gains in Germany, due to higher capital gains in 2004 from equities and fixed income securities, as a result of portfolio changes especially driven by Axa Equity Universe repositioning in equity special funds in 2004 and (iv) a
€108 million reduction of capital gains in the United States, down to €17 million primarily on fixed maturities and equities.

- A €3,926 million increase in the change in fair value of financial instruments at fair value through profit and losses (+33% on a current exchange rate basis), reflecting the rise of the world’s major equity indices, as well as stock market increase during 2005. In particular, changes in fair value of financial instruments includes a €3,435 million increase in change in fair value of assets backing contracts with financial risks borne by the policyholders including a €2,052 million increase in France, and a €2,849 million increase in the United Kingdom, both countries benefiting from favorable European stock and fixed maturities markets in 2005. These changes are partly compensated by a €1,711 decrease in fair value of assets backing contracts with financial risks borne by the policyholders in the United States, mainly because market appreciation in 2004, both first and second half, was far greater than in 2005 primarily due to weak markets in the first half of 2005. The corresponding change in liabilities is shown in the technical charges relating to insurance activities below.

- The impairment charge decreased by €–157 million from €264 million to €107 million, including a €70 million net impairment charge on equities as compared to €156 million in 2004, an €8 million net impairment reversal on investment properties as compared to an impairment charge of €55 million in 2004, and a €23 million net impairment charge on fixed maturities, in line with 2004. The main contributors to the 2005 valuation allowance are Germany
(€53 million), Japan (€30 million) and Belgium (€25 million).

Technical charges relating to insurance activities increased by €7,308 million up to €65,684 million (or +13%), mainly due to positive market developments and increased revenues and policyholders bonus, and include a
€3,435 million increase in charges relating to change in technical liabilities backing contracts with financial risks borne by the policyholders, reflecting the higher change in fair value of the corresponding assets.

Acquisition costs include DAC and equivalent capitalization and insurance acquisition expenses. Acquisition costs increased by €254 million in 2005 as compared to 2004 (or €264 million at constant exchange rates), resulting from the combination of a €870 million increase in deferred acquisition cost capitalization (including a €513 million increase in the United States), a €958 million increase in amortization charge (mainly reflecting reactivity to higher margins in products which are “DAC reactive”), and a €165 million increase in acquisition costs, mainly in the United States (as a result of MONY full year integration) and the United Kingdom.

Amortization of value of purchased life business in force and other intangible assets increased by €90 million up to €558 million. The main contributor to the 2005 charge was Japan (€372 million) mainly due to a change in future investment assumptions.

Administrative expenses were €3,017 million in 2005, up by 1% as compared to 2004, reflecting slight increases in most countries, compensated by the non repetition in 2005 of €225 million expenses occurred in 2004 in the United
States due to the integration of MONY.

The €70 million increase in goodwill impairment reflects the exceptional decrease coming from the reestimation of the deferred tax asset in Japan for the part which was recognized by Nichidan at the time it was purchased by AXA.

Other expenses decreased by €249 million in 2005 as compared to 2004, and notably include a €151 million net realized gain on the sale of the headquarter property of AXA Japan during the second half of the year.

Financing debt expenses increased by €19 million, up to €119 million in 2005: main contributor to the 2005 charge are the United States (€68 million) and Japan (€29 million).

Income tax expenses decreased by €127 million (or €133 million at constant exchange rates) to €844 million. In
Japan, a €569 million decrease in tax charge is recorded, mainly attributable to the reestimation of deferred taxes recorded during the prior years, while 2005 reflects the recoverability of tax losses carried forwards. These gains, together with a €58 million reduction in the tax charge in France (mainly attributable to lower tax rate and higher capital gains benefiting from a reduced effective tax rate), were partly reduced by higher tax charges in the United States
(mainly due to higher earnings) and the United Kingdom, where higher policyholders charges are recorded because of the undiscounted tax adjustment on unrealized gains attributable to policyholders in unit-linked Life funds1.

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

(1) Mismatch where undiscounted deferred tax provided on unit-linked assets but the unit liability reflects the expected timing of the payment of future tax.

PROPERTY & CASUALTY

SEGMENT

The tables below present the operating results of AXA’s Property & Casualty segment, as well as the contribution to gross revenues and net income attributable to the principal geographic operations within this segment for the periods indicated. This information below is before elimination of intercompany transactions.

			(in Euro million)
	Years ended December 31,			Variation
	2006	2005	2004	2006/2005
Gross written premiums	19,830	18,913	17,903	917
Fees and revenues from investment contracts with no participating features	–	–	–	–
Revenues from insurance activities	19,830	18,913	17,903	917
Net revenues from banking activities	–	–	–	–
Revenues from other activities	52	43	42	9
TOTAL REVENUES	19,882	18,956	17,945	926
Change in unearned premium reserves net of unearned revenues and fees	(142)	(269)	(250)	126
Net investment income	1,592	1,443	1,320	148
Net realized gains and losses	596	499	487	97
Change in fair value of financial instruments at fair value through profit & loss	52	82	113	(30)
Change in financial instruments impairment	(47)	(84)	(124)	37
Net investment result excluding financing expenses	2,192	1,940	1,795	252
Technical charges relating to insurance activities	(12,841)	(12,347)	(11,959)	(494)
Net result of reinsurance ceded	(632)	(581)	(663)	(52)
Bank operating expenses	–	–	–	–
Acquisition costs	(3,787)	(3,382)	(3,089)	(405)
Amortization of value of purchased life business in force and other intangible assets	–	–	–	–
Administrative expenses	(1,860)	(1,961)	(1,717)	101
Valuation allowances on tangible assets	11	(1)	(7)	12
Change in goodwill impairment	–	–	(29)	–
Other	(10)	12	3	(22)
Other operating income and expenses	(19,119)	(18,259)	(17,461)	(860)
INCOME FROM OPERATING ACTIVITIES, GROSS OF TAX	2,812	2,368	2,030	444
Income arising from investment in associates – Equity method	22	3	34	19
Financing debts expenses	(8)	(11)	(22)	2
OPERATING INCOME GROSS OF TAX	2,826	2,361	2,041	465
Income tax	(788)	(566)	(563)	(222)
NET OPERATING RESULT	2,038	1,795	1,478	243
Minority interests share in income	61	58	39	4
NET INCOME (Group share)	1,977	1,737	1,439	239

N.B.: Change in consolidation method in Turkey, Hong Kong and Singapore (from equity method to full consolidation) as at January 1, 2005. Malaysia is newly consolidated by equity method in 2006.

CONSOLIDATED GROSS REVENUES (a)				(in Euro million)
	Years ended December 31,			Variation
	2006	2005	2004	2006/2005
France	5,219	5,096	4,932	123
United Kingdom & Ireland	4,742	4,413	4,493	329
Southern Europe	3,160	3,019	2,901	141
Germany	2,759	2,798	2,815	(39)
Belgium	1,520	1,462	1,443	58
Other countries (b)	2,483	2,168	1,361	315
TOTA L	19,882	18,956	17,945	926
Intercompany transactions	(89)	(81)	(93)	(8)
Contribution to consolidated gross revenues	19,793	18,874	17,852	918
(a) Before elimination of intercompany transactions.
(b) Change in consolidation method in Turkey, Hong Kong and Singapore (from equity method to full consolidation) since January 1, 2005.

AXA GROUP – RATIOS				(in %)
	Years ended December 31,			Variation
	2006	2005	2004	2006/2005
Current accident year loss ratio (net)	71.8%	72.2%	73.9%	(0.4%)
All accident year loss ratio (net)	68.3%	69.2%	71.3%	(0.9%)
Expense ratio	28.6%	28.5%	27.1%	0.1%
Combined ratio	96.9%	97.7%	98.5%	(0.8%)

NET INCOME			(in Euro million)
	Years ended December 31,			Variation
	2006	2005	2004	2006/2005
France	515	464	407	51
United Kingdom & Ireland	451	464	372	(13)
Germany	282	295	163	(13)
Southern Europe	189	153	185	36
Belgium	283	183	228	101
Other countries	256	179	83	77
Contribution to net income	1,977	1,737	1,439	239
In 2006, the Property & Casualty segment accounted for 25% of AXA’s consolidated gross revenues after elimination of intercompany transactions (2005: 26.1% and 2004: 27%). The Property & Casualty segment contributed significantly
(39%) to AXA’s 2006 consolidated net income (2005: 40% and 2004: 38%). This segment has shown continuous operational improvements over the past three years.

Analysis of investment results

The following table summarizes the net investment results of the Property & Casualty operations by type of invested assets for the periods indicated, before elimination of intercompany transactions.

	Net investment income			Net realized investment gains and losses
	2006	2005	2004	2006	2005	2004
Investment property	94	68	94	21	20	76
Fixed maturities	1,287	1,170	1,011	(92)	71	(6)
Equity securities	245	255	205	594	412	425
Non controlled investment funds	27	8	11	32	25	30
Other assets held by consolidated investment funds designated as at fair value through profit & loss	8	1	–	–	1	–
Loans	44	43	40	2	–	–
Assets backing contracts where the financial risk is borne by policyholders	–	–	–	–	–	–
Hedge accounting derivatives	–	–	–	–	–	–
Other derivatives	6	1	–	(9)	5	6
Investment management expenses	(119)	(109)	(103)	–	–	–
Other	(1)	5	60	48	(35)	(43)
NET INVESTMENT RESULT	1,592	1,443	1,320	596	499	487

(a) Before elimination of intercompany transactions.

Since January 1, 2005, Turkey, Singapore and Hong Kong have been fully consolidated, while they were accounted for under the equity method until December 31, 2004.

The year-on-year commentaries below are based on the operating results of the segment before elimination of intercompany transactions (refer to note 3 “Segmental information” to the Consolidated Financial Statements included in Item 18 of this Annual Report for further information).

YEAR ENDED DECEMBER 31, 2006 COMPARED TO YEAR ENDED DECEMBER 31, 2005

Gross revenues (before elimination of intercompany transactions) increased by €926 million (+5%) to €19,882 million.
Net of intercompany transactions, Property & Casualty gross revenues increased by €918 million to €19,793 million, or €+892 million on a constant exchange rate basis.

For a detailed analysis of Property & Casualty gross revenues, refer to Item 5 - Consolidated Gross Revenues section.

Net investment result increased by €252 million to €2,192 million mainly due to investment income and realized gains:

a)  Net investment income rose by €148 million to €1,592 million or +10%, and mainly resulted from a €+117 million increase in income from fixed maturities, spread over all countries and due to a higher asset base together with higher average returns, as well as, to a lesser extent, from investment properties (€+26 million).

b) Net realized investment gains and losses increased by €+97 million, to €596 million (+19%), including €+182 million increase in realized gains on equities (of which €+75 million in Belgium and €+77 million in the United Kingdom) and

							(in Euro million) (a)
Change in fair value of financial instruments at fair value through profit & loss			Change in financial instruments impairment			Net investment result excluding financing expenses
Years ended December 31,
2006	2005	2004	2006	2005	2004	2006	2005	2004
21	16	(2)	4	(27)	(33)	140	77	135
(30)	8	33	(5)	–	(1)	1,159	1,250	1,038
60	101	59	(43)	(45)	(85)	856	723	604
2	5	(1)	(2)	(5)	(2)	59	34	38
(1)	10	(1)	–	–	–	7	12	(1)
–	–	–	–	(4)	(2)	46	39	38
–	–	–	–	–	–	–	–	–
6	(21)	13	–	–	–	6	(21)	13
18	(38)	–	–	–	–	15	(32)	6
–	–	–	–	–	–	(119)	(109)	(103)
(23)	1	10	(1)	(4)	(1)	23	(33)	27
52	82	113	(47)	(84)	(124)	2,192	1,940	1,795

€79 million higher realized foreign exchange gains (of which €+86 million in France), partly offset by a €–163 million reduction of net gains on fixed maturities (of which €–63 million in the United Kingdom, €–46 million in France,
€–17 million in Germany and €–17 million in Belgium).

c) Changes in fair value of financial instruments through profit and loss were €+52 million in 2006 as compared to
€82 million in 2005, including a €20 million decrease in Germany, mainly on fixed maturities.

d) Charges relating to financial instrument impairment decreased by €37 million to €–47 million, mainly on investment properties.

Technical charges relating to insurance activities slightly increased (+4% or €494 million) to €12,841 million.

Net result on reinsurance ceded was a loss of €–632 million, an increase of €–52 million as compared to 2005. This result was mainly attributable to the United Kingdom (€–52 million to €–152 million), resulting from the Buncefield explosion recoveries included in 2005 and a favorable 2006 gross reserves result reducing the level of expected future recoveries.
The current accident year loss ratio improved by 0.4 point to 71.8% mainly driven by better claims experience. All accident year loss ratio improved by 0.9 point to 68.3% driven by the current accident year loss ratio improvement and positive developments on prior years.

In France, the 0.7 point current accident year net loss ratio deteriorated to 74.6%, which was mainly driven by Property due to both large claims and a higher cost of reinsurance, while the all accident year loss ratio was flat at 73.5% owing to positive developments in Property, as in 2005, and in Motor (up €52 million to €16 million, as 2005 was negatively impacted by a decrease in the annuity interest rate).

In Germany, current accident year loss ratio deteriorated by 2.0 points to 74.2%, driven by a higher large claims charge than the very benign 2005 experience, and an increase of the claims handling costs provision to reflect higher unit costs. All accident year loss ratio deteriorated by 2.0 points to 67.8% in line with the development of the current accident year loss ratio.

In the United Kingdom, the current accident year loss ratio improved by 1.5 point to 63.6%, driven by favorable claims experience and benign weather in 2006, improved claims management and risk selection in Health, partially offset by higher claims frequency on the Ireland Motor account combined with a reduction in average earned premiums. The all accident year loss ratio improved by 1.3 point to 61.8%, broadly reflecting the favorable current accident year loss ratio.

In Southern Europe, the all accident year loss ratio improved by 0.9 point to 74.7% mainly driven by strong monitoring of personal motor portfolio. The current accident year loss ratio improved by 1.3 point to 77.0% mainly located in personal motor line of business, thanks to the favorable evolution of claims frequency and the continuous efforts to contain the average claims cost.

In Belgium, the current year loss ratio improved by 3.3 points to 78.1% due to an improved claims pattern in all Personal
Lines (except Personal Accidents), Property, Health and Marine. The all accident year loss ratio improved by 4.0 points to 66.0% due to the better current year loss ratio and to higher prior years’ results.

Acquisition costs increased by €405 million to €3,787 million, or +12% compared to 2005, including notably a
€170 million increase in the United Kingdom, largely relating to higher profit commission and increased volumes on higher commission related to the delegated authority business, and a €55 million increase in Canada explained by higher commissions in relation to the activity. The rest of the acquisition costs’ increase was due to higher revenues.

Administrative expenses decreased by 5% or €–101 million to €1,860 million, including €–77 million in Germany mainly attributable to the release of some VAT provisions coupled with a VAT refund following the creation of a VAT group, as well as the non-recurrence of several 2005 one-off expenses.

Income arising from equity accounted entities reached €+22 million, up €+19 million as compared to 2005, resulting from AXA Affin General Insurance Berhad in Malaysia which was equity consolidated starting in 2006.

Income tax expenses increased by €222 million to €788 million including a €+72 million increase in the United Kingdom
(+111% on a current exchange rate basis) to €137 million due to the improved profit for the year and non-recurring one-
off tax provision movements in 2005. Other countries showed tax charges’ increases in line with pre-tax income changes.

Net income increased by €+239 million (or €232 million at a constant exchange rate) to €1,977 million, driven by improved operating performance, combined with higher volumes of business, and higher investment results from both increased investment income and realized gains. This was particularly true in Belgium (€+101 million net income),
France (€+51 million net income), and Southern Europe (€+36 million net income).

YEAR ENDED DECEMBER 31, 2005 COMPARED TO YEAR ENDED DECEMBER 31, 2004

Gross revenues (before elimination of intercompany transactions) increased by €1,011 million to €18,956 million in
2005 (+6%), or €965 million on a constant foreign exchange rate basis.

Net of intercompany transactions, Property & Casualty gross revenues increased by €1,023 million to €18,874 million, or €+797 million on a constant exchange rate basis.

For a detailed analysis of Property & Casualty gross revenues, refer to Item 5 – Consolidated Gross Revenues section.

This increase in gross revenues was partly due to the full consolidation (since January 1st 2005) of Turkey, Hong Kong and Singapore previously accounted for under equity method: the total revenues of these entities amounted
€596 million in 2005. The rest of the increase was mainly attributable to France (€+164 million), Southern Europe
(€+118 million), and Canada (€+112 million).

Net investment result reached €1,940 million, improved by €145 million compared to 2004.

a)  Net investment income rose by €124 million to €1,443 million or +9% in 2005 compared to 2004, (including a
€40 million net investment result from entities previously consolidated under equity method), and mainly results from a
€+159 million increase in revenues on fixed maturities, mainly attributable to (i) Germany (€+29 million) reflecting higher dividend yields and lower charges on financial interests credited on the UBR products (specific German Protection
Products), and (ii) and the United Kingdom (€+53 million) where the re-investment of surplus cash into bonds and greater average asset value in 2005 generated increased income, with positive operational cash flows being invested.

b) Net realized gains and losses amounted to €499 million in 2005, up by €12 million compared to 2004, including
€412 million realized gains on equities. The main contributors to the 2005 net realized gains were Germany
(€160 million net realized gains in 2005) mainly reflecting higher gains from equities due to AXA Equity Universe repositioning and from other investments mainly driven by foreign currency losses realization in 2004, and United
Kingdom (€98 million in 2005) benefiting from one-off bond gains.

c) Changes in fair value of financial instruments through P&L were €+82 million in 2005 as compared to €113 million in 2004, including €67 million in France mainly attributable to equities.

d) Charges relating to financial instrument impairment decreased by €40 million down to €–84 million, mainly on equities and investment properties, due to reductions in impairment charges in France, Germany and Belgium.

Technical charges relating to insurance activities slightly increased (+3% or €+388 million) to €12,347 million, which in a context of increasing revenues reflected a continuing improvement in operational performance in most countries.

Net result on reinsurance ceded was a loss of €–581 million, reduced by €82 million as compared to 2004. This result was mainly attributable to France, with a €+72 million improvement mainly in individual business.

The current accident year loss ratio improved by 1.7 point to 72.2% mainly driven by better claims experience and reduced claims handling costs.

In France, the current accident year loss ratio improved by 0.3 point to 74%, notably due to a lower reinsurance cost in individual business, while the all accident year loss ratio improved by 1.9 to 73.5%, attributable to (i) the non recurrence of a €–54 million adverse loss development in construction in 2004, (ii) positive developments in Property in 2005 and
Motor, which more than offset (iii) reserve strengthening on natural events (€–35 million related to the 2003 drought) and
(iv) a €–39 million impact of the decrease of the annuity reserve discount rate in line with lower interest rates in France.

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

In Southern Europe, the current accident year loss ratio slightly improved by 0.2 point to 78.3% : the observed softening of the motor cycle was offset by (i) the favorable trend in bodily injury claim frequency, (ii) improvements in claims management processes, and (iii) some improvement in non-motor lines. The all accident year-loss ratio also slightly improved by 0.4 point to 75.6%.

In Germany, the current accident year loss ratio improved by 3.4 points to 72.2% mainly driven by lower claims handling costs due to a change in cost allocation (-2.1 points offset in administrative expenses) and lower claim charge in
Property. All accident year loss ratio improved by 3.9 points to 65.8 % in line with current accident year loss ratio evolution. The net technical result on previous years amounted to €180 million in 2005 (as compared to €169 million in 2004) mainly driven by boni on Property (both in personal and commercial) and assumed business.

In Belgium, the current year loss ratio improved by 1.2 point to 81.4% mainly due to an improved claims pattern in Motor,
Accident, Workers’ Compensation and Corporate Liability. The all accident year loss ratio deteriorated by +0.6 point to
70.0% as the improvement in the current year loss ratio was offset by lower positive reserve developments.

Acquisition costs increased by €293 or +9% as compared to 2004, including (i) a €101 million increase in the United
Kingdom, reflecting the change in business mix towards higher commission products, (ii) €44 million increase in France fully explained by a €42 million lower level of capitalization on acquisition costs, (iii) a €36 million increase in Germany attributable to extraordinary advertising costs from the motor campaign and also to a €18 million non recurring amortization of capitalized acquisition expenses, and (iv) a €54 million charge in Turkey, Singapore and Hong Kong P&C operations previously accounted for under equity method.

Administrative expenses increased by €244 million, 14% to €1,961 million, including €85 million (or +5%)
attributable to the 3 entities previously consolidated under the equity method. The other contributors to the increase were France (€+60 million) following a €51 million increase in commissions allocated to administrative expenses
(including a €31 million non recurring charge related to agent benefits), Germany (€+59 million mainly due to the new cost allocation), and Canada (€+41 million) mainly because of increased activity.
The reduction of €–31 million in income arising from investment in associates mainly reflects the change in scope of consolidation for Turkey, Hong Kong and Singapore from equity method (€31 million revenues in 2004) to full consolidation since January 1, 2005.

Income tax expenses remains steady at €566 million in 2005, the global increase in tax charge attributable to increased revenues being partly compensated notably by a €42 million reduction in the United Kingdom, where non recurring tax benefits in 2005 are booked on the reestimation of deferred tax assets following improved earnings.

The increase of minority interests includes a €10 million new minority interests relating to companies previously consolidated under the equity method (Turkey, Hong Kong and Singapore).

Net income group share increased by €+298 million, up to €1,737 million. Overall, these increases were driven by improved operating performance, combined with higher volumes of business, and higher investment results driven by both increased invested assets and lower impairment charges. This was particularly true in Germany (€+132 million net income), the United Kingdom (€+92 million net income) and France (€+57 million net income).

INTERNATIONAL

INSURANCE SEGMENT

The following table presents the gross revenues and net income for the International Insurance segment for the periods indicated.

CONSOLIDATED GROSS REVENUES (a)				(in Euro million)
	Years ended December 31,			Variation
	2006	2005	2004	2006/2005
AXA RE	–	1,460	1,069	(1,460)
AXA Corporate Solutions Assurance	1,697	1,614	1,517	83
AXA Cessions	57	60	94	(3)
AXA Assistance	702	621	554	81
Other (b)	1,355	147	239	1,208
TOTAL	3,811	3,903	3,473	(92)
Intercompany transactions	(95)	(90)	(109)	(4)
Contribution to consolidated gross revenues	3,716	3,813	3,363	(96)

(a) Before elimination of intercompany transactions.
(b) Including AXA RE (in 2006 only), AXA RE Life and AXA Liabilities Managers.

NET INCOME				(in Euro million)
	Years ended December 31,			Variation
	2006	2005	2004	2006/2005
AXA RE	–	67	126	(67)
AXA Assistance	22	43	19	(21)
AXA Corporate Solutions Assurance	117	97	97	21
AXA Cessions	13	9	17	5
Other	92	(31)	(16)	123
Contribution to net income	244	184	244	60

In 2006, the International Insurance segment accounted for 5% of AXA’s consolidated gross revenues after elimination of intercompany transactions (5% in 2005 and 2004). The International Insurance segment had a positive contribution to AXA’s 2005 consolidated net income of 5% (positive contributions 4% in 2005 and 6% in 2004).

Analysis of investment results

The following table summarizes the net investment results of the International Insurance operations by type of invested assets for the periods indicated.

	Net investment income			Net realized investment gains and losses
	2006	2005	2004	2006	2005	2004
Investment property	6	–	14	–	13	(1)
Fixed maturities	344	294	250	(29)	18	65
Equity securities	16	19	20	102	28	89
Non controlled investment funds	16	10	8	99	71	30
Other assets held by consolidated investment funds designated as at fair value through profit & loss	2	2	–	–	(2)	–
Loans	18	26	42	–	–	–
Assets backing contracts where the financial risk is borne by policyholders	–	–	–	–	–	–
Hedge accounting derivatives	–	–	–	–	–	–
Other derivatives	(1)	–	–	–	–	–
Investment management expenses	(185)	(61)	(35)	–	–	–
Other	84	68	48	(41)	18	(8)
NET INVESTMENT RESULT	300	357	347	132	147	175

(a) Before elimination of intercompany transactions.

								(in Euro million) (a)
Change in fair value of financial instruments at fair value through profit & loss			Change in financial instruments impairment			Net investment result excluding financing expenses
Years ended December 31,
2006	2005	2004	2006	2005	2004	2006	2005	2004
–	–	–	–	–	–	7	14	13
3	(3)	–	–	–	(1)	318	309	315
3	8	1	–	(2)	(14)	121	52	95
–	8	1	(1)	(1)	(10)	115	88	28
–	–	–	–	–	–	2	–	–
–	–	–	–	–	–	18	26	42
–	–	–	–	–	–	–	–	–
–	–	–	–	–	–	–	–	–
10	(17)	–	–	–	–	10	(17)	–
–	–	–	–	–	–	(185)	(61)	(35)
18	(1)	–	(1)	–	3	60	85	42
35	(6)	2	(2)	(3)	(22)	465	495	500

AXA RE

Important note: following the disposal of AXA RE’s business to a third party, AXA RE run off activities are reported from
2006 under “other international activities”.

			(in Euro million)
	Years ended December 31,		Variation
	2005	2004	2005/2004
Gross written premiums	1,460	1,069	392
Fees and revenues from investment contracts with no participating features	–	–	–
Revenues from insurance activities	1,460	1,069	392
Net revenues from banking activities	–	–	–
Revenues from other activities	–	–	–
TOTAL REVENUES	1,460	1,069	392
Change in unearned premium reserves net of unearned revenues and fees	(1)	231	(232)
Net investment income	134	127	7
Net realized gains and losses	84	62	22
Change in fair value of financial instruments at fair value through profit & loss	(10)	(1)	(9)
Change in financial instruments impairment	(2)	(11)	9
Net investment result excluding financing expenses	206	178	28
Technical charges relating to insurance activities	(1,897)	(1,136)	(760)
Net result of reinsurance ceded	447	11	436
Bank operating expenses	–	–	–
Acquisition costs	(115)	(95)	(21)
Amortization of value of purchased life business in force and other intangible assets	–	–	–
Administrative expenses	(41)	(95)	54
Valuation allowances on tangible assets	3	–	3
Change in goodwill impairment	–	(7)	7
Other	(1)	8	(8)
Other operating income and expenses	(1,604)	(1,314)	(290)
INCOME FROM OPERATING ACTIVITIES, GROSS OF TAX	62	164	(102)
Income arising from investment in associates – Equity method	1	–	1
Financing debts expenses	(5)	(11)	6
OPERATING INCOME GROSS OF TAX	58	153	(95)
Income tax	9	(27)	36
NET OPERATING RESULT	67	126	(59)
Minority interests share in income	–	–	–
NET INCOME (Group share)	67	126	(59)

			(in Euro million)
	Years ended December 31,		Variation
	2005	2004	2005/2004
Gross revenues	1,460	1,069	392
Attritional current year loss ratio (a) (b)	55.9%	56.1%	(0.2%)
Attritional all accident year loss ratio (a) (b)	49.6%	51.0%	(1.4%)
All accident year loss ratio (net) (c)	99.2%	82.8%	16.4%
Net technical result (excluding fees)	9	174	(165)
Expense ratio	13.3%	18.0%	(4.7%)
(a) Net of ceded reinsurance (cession and retrocession).
(b) Attritional data excludes (i) major losses in claims charge and (ii) covers cost in ceded premiums.
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

Net technical result decreased by €165 million to €9 million, mainly explained by the following:

Non Life net technical result decreased by €227 million to €–52 million:

- The net attritional margin on current accident year decreased by €4 million down to €512 million driven by a 5 point higher net attritional current year loss ratio at 58.5% offset by a positive volume effect (€126 million higher earned premiums).

- The cost of cover programs decreased by €12 million to €–152 million.

- The current year major losses cost increased by €316 million to €572 million, due to seven major losses in 2005 hurricanes Katrina, Rita and Wilma (€–481 million impact net of reinsurance and gross of tax), versus €–256 million in 2004 essentially due to the 2004 U.S. hurricanes.

- The technical result on prior years increased by €80 million to €161 million. 2005 boni were mainly driven by the favorable development of claims experience on recent underwriting years (notably 2004).

Life net technical result increased by €63 million to €61 million due to the good performance of stock markets in
2005 on the run-off of the ABR portfolio.

Expense ratio improved by 4.7 points to 13.3% as a result of a decrease in general expenses by €28 million to
€–154 million, particularly in administrative expenses due to lower employment costs.

As a result, the combined ratio increased by 11.7 points to 112.5%.

Income tax expenses amounted to €9 million in 2005 (tax profit), or a €+36 million variation, mainly due to the negative AXA RE Paris gross tax result in 2005.

As a result, net income decreased by €59 million to €67 million.

AXA Corporate Solutions Assurance

		(in Euro million)
	Years ended December 31,			Variation
	2006	2005	2004	2006/2005
Gross written premiums	1,684	1,599	1,502	84
Fees and revenues from investment contracts with no participating features	–	–	–	–
Revenues from insurance activities	1,684	1,599	1,502	84
Net revenues from banking activities	–	–	–	–
Revenues from other activities	13	15	15	(1)
TOTAL REVENUES	1,697	1,614	1,517	83
Change in unearned premium reserves net of unearned revenues and fees	(73)	(43)	3	(31)
Net investment income	157	136	125	22
Net realized gains and losses	34	36	77	(2)
Change in fair value of financial instruments at fair value through profit & loss	6	4	2	2
Change in financial instruments impairment	–	–	(14)	–
Net investment result excluding financing expenses	198	175	190	23
Technical charges relating to insurance activities	(986)	(1,160)	(922)	174
Net result of reinsurance ceded	(431)	(222)	(404)	(209)
Bank operating expenses	–	–	–	–
Acquisition costs	(110)	(113)	(108)	2
Amortization of value of purchased life business in force and other intangible assets	–	–	–	–
Administrative expenses	(97)	(90)	(90)	(6)
Valuation allowances on tangible assets	–	–	–	–
Change in goodwill impairment	–	–	–	–
Other	–	–	(13)	–
Other operating income and expenses	(1,625)	(1,585)	(1,536)	(40)
INCOME FROM OPERATING ACTIVITIES, GROSS OF TAX	197	161	174	36
Income arising from investment in associates – Equity method	–	–	–	–
Financing debts expenses	(13)	(13)	(29)	(1)
OPERATING INCOME GROSS OF TAX	184	149	146	35
Income tax	(65)	(51)	(47)	(14)
NET OPERATING RESULT	119	98	99	21
Minority interests share in income	1	1	1	–
NET INCOME (Group share)	117	97	97	21

		(in Euro million)
	Periods ended December 31,			Variation
	2006	2005	2004	2006/2005
Gross revenues	1,697	1,614	1,517	83
Current accident year loss ratio (net) (a)	88.7%	88.9%	88.6%	(0.2%)
All accident year loss ratio (net)	87.3%	87.9%	87.2%	(0.7%)
Net technical result	207	189	195	18
Expense ratio	12.8%	12.9%	13.0%	(0.1%)
Combined ratio	100.0%	100.9%	100.1%	(0.8%)

(a) Current accident year claim charges (including claims handling expenses) / Current accident year earned revenues (excluding premium adjustments on previous years).

YEAR ENDED DECEMBER 31, 2006 COMPARED TO YEAR ENDED DECEMBER 31, 2005

Total revenues increased by 5% to €1,697 million or €1,689 million net of intercompany transactions, driven by (i)
strong portfolio development in Property (€84 million) due to reinsurance program restructuring providing additional underwriting capacities, (ii) an increase in liability (€26 million) and in construction (€19 million), partly offset by (iii) a decline in Marine and Motor, as some risks were not renewed in the context of a softening market (€–45 million).

Net investment result excluding financial expenses increased by €23 million or +13% to €198 million, resulting from higher fixed maturity revenues stemming from higher asset base.

Other operating income & expenses were up €40 million or +3% to €–1,625 million. Technical charges relating to insurance activities decreased by €174 million to €–986 million due to the absence of significant events whereas 2005 was marked by major losses. As a consequence, the net loss of ceded reinsurance increased by €–209 million to
€–431 million. Acquisition costs improved by €2 million to €–110 million and administrative expenses increased by
€–6 million to €–97 million due to the combination of commission drop and increased general expenses.

Operating income gross of tax increased by €35 million to €184 million resulting from the 0.8 point improved combined ratio and higher net investment result.

Income tax expenses increased by €14 million to €–65 million as the result of higher taxable income.

Net income increased by €21 million to €117 million, reflecting an improvement of the combined ratio and a higher net investment income.

YEAR ENDED DECEMBER 31, 2005 COMPARED TO YEAR ENDED DECEMBER 31, 2004

Total revenues increased by €97 million (6%) to €1.614 million. On a comparable basis (exchange rate impact) the growth was 4.8% mainly driven by a strong growth in Marine (+6% on a comparable basis) and Aviation (+13% on a comparable basis). Other lines of business experienced a more limited growth (+3%) in a softening market.

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

Other operating income & expenses increased by €49 million (+3%) to €–1,585 million. Technical charges relating to insurance activities increased by €238 million (+26%) to €–1,160 million due to increased activity and to the deterioration of the all accident year loss ratio by 0.7 point to 87.9% following (i) increased case by case claims in Motor in France and the United Kingdom, (ii) U.S. hurricanes Katrina and Wilma and (iii) lower boni in Aviation and Property.
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

Income tax expenses increased by €4 million to €–51 million in line with increased operating income gross of tax.

As a result, net income remained stable at €97 million.

AXA Cessions

YEAR ENDED DECEMBER 31, 2006 COMPARED TO YEAR ENDED DECEMBER 31, 2005

Gross revenues decreased by €3 million to €57 million. Net income increased by €5 million to €13 million notably resulting from a higher net technical result and a higher net investment income partly offset by an increase in general expenses.

YEAR ENDED DECEMBER 31, 2005 COMPARED TO YEAR ENDED DECEMBER 31, 2004

Gross revenues decreased by €33 million to €60 million. Net income was down €8 million to €9 million.

AXA Assistance

YEAR ENDED DECEMBER 31, 2006 COMPARED TO YEAR ENDED DECEMBER 31, 2005

Gross revenues increased by €81 million (+13%) to €702 million resulting from (i) increased business with car manufacturers (France), and (ii) positive net new inflows on travel insurance (mainly Germany) and home services providers (France, United Kingdom), as well as the gain of some major contracts in the United States.

Net investment result excluding financial expenses increased slightly by €3 million to €10 million mainly due to net investment income.

Net income decreased by €21 million to €22 million mainly due to the non recurrence of the 2005 sale of CAS, a U.K.
based software company (net impact of €+23 million in 2005).

YEAR ENDED DECEMBER 31, 2005 COMPARED TO YEAR ENDED DECEMBER 31, 2004

Gross revenues increased by €67 million (+12%) to €621 million resulting from (i) increased business with car manufacturers (France, Germany, Italy), (ii) positive new inflow on travel insurance (mainly Germany) and home services providers (France, United Kingdom), and (iii) increased legal protection agreements in Italy.

Net investment result excluding financial expenses decreased slightly by €–1 million to €6 million mainly due to
2004 impairment write-back.

Net income increased by €24 million to €43 million mainly due to the sale of CAS, a U.K. based software company
(net impact of €+23 million in 2005).

Other International Activities

On December 21, 2006, AXA RE’s business was sold to Paris Re Holding Limited, with the risks and corresponding net income related to AXA RE’s 2006 claims experience accruing to Paris Re Holdings Limited. As a result, AXA RE’s contribution to AXA consolidated accounts corresponds mainly to the result of the run-off of the 2005 and prior years reserves of AXA RE. This contribution for fiscal year 2006 is presented as part of the “Other International Activities”
segment.

YEAR ENDED DECEMBER 31, 2006 COMPARED TO YEAR ENDED DECEMBER 31, 2005

Net income from Other International Insurance Activities increased by €123 million to €92 million, mainly reflecting (i)
the contribution of AXA RE run-off portfolio (€22 million driven by favorable claims experience on 2005 and prior years),
(ii) a €43 million higher result on the other non Life run-off portfolios mainly due to the positive result generated by the commutation of some large portfolios, and (iii) a €66 million gain after tax on the sale of AXA RE’s business.

YEAR ENDED DECEMBER 31, 2005 COMPARED TO YEAR ENDED DECEMBER 31, 2004

Net income from Other International Insurance Activities decreased by €15 million to a loss of €31 million due to a

€15 million lower gains realization mainly as 2004 was impacted by a restructuring of the asset portfolio which induced some significant gains on equities and bonds.

The U.S. non life entities were impacted in 2005 by a €–12 million valuation allowance on a deferred tax asset, versus

€–31 million in 2004. In addition, the net technical result improved by €14 million, mainly explained by the 2004 charge linked to U.S. hurricanes.

The European entities in 2005 were mainly driven by some negative reserve developments on U.K. entities.

The U.S. life reinsurance entities net income decrease reflects the reduction in premium volume due to the run-off status of the business and the weak performance of U.S. markets.

ASSET MANAGEMENT

SEGMENT

The Asset Management segment includes third-party asset management and asset management on behalf of AXA insurance companies. The tables below present the revenues and net income for the Asset Management segment for the periods indicated:

CONSOLIDATED GROSS REVENUES (a)			(in Euro million)
	Years ended December 31,			Variation
	2006	2005	2004	2006/2005
AllianceBernstein	3,102	2,587	2,434	515
AXA Investment Managers	1,679	1,195	944	484
TOTAL	4,781	3,783	3,378	999
Intercompany transactions	(375)	(343)	(293)	(32)
Contribution to consolidated gross revenues	4,406	3,440	3,084	967
(a) Before elimination of intercompany transactions.

NET INCOME			(in Euro million)
	Years ended December 31,			Variation
	2006	2005	2004	2006/2005
AllianceBernstein	394	254	207	139
AXA Investments Managers	216	156	97	60
Contribution to net income	610	411	304	199

In 2006, the Asset Management segment accounted for 6% of AXA’s consolidated gross revenues after elimination of intercompany transactions (2005 and 2004: 5%). The Asset Management segment had a positive contribution to AXA’s
2006 consolidated net income of 12% (positive contributions in 2005: 10%, and 2004: 8%).

AllianceBernstein

The operating results for AllianceBernstein are presented below for the periods indicated. The information below is before any elimination of intercompany transactions.

			(in Euro million)
	Years ended December 31,			Variation
	2006	2005	2004	2006/2005
Gross written premiums	–	–	–	–
Fees and revenues from investment contracts with no participating features	–	–	–	–
Revenues from insurance activities	–	–	–	–
Net revenues from banking activities	–	–	–	–
Revenues from other activities	3,102	2,587	2,434	515
TOTAL REVENUES	3,102	2,587	2,434	515
Change in unearned premium reserves net of unearned revenues and fees	–	–	–	–
Net investment income	44	–	–	44
Net realized gains and losses	54	34	4	20
Change in fair value of financial instruments at fair value through profit & loss	–	–	–	–
Change in financial instruments impairment	–	–	–	–
Net investment result excluding financing expenses	98	34	4	64
Technical charges relating to insurance activities	–	–	–	–
Net result of reinsurance ceded	–	–	–	–
Bank operating expenses	–	–	–	–
Acquisition costs	–	–	–	–
Amortization of value of purchased life business in force and other intangible assets	–	–	–	–
Administrative expenses	(1,945)	(1,834)	(1,804)	(111)
Valuation allowances on tangible assets	–	–	–	–
Change in goodwill impairment	–	–	–	–
Other	(259)	(20)	(18)	(240)
Other operating income and expenses	(2,204)	(1,854)	(1,823)	(350)
INCOME FROM OPERATING ACTIVITIES, GROSS OF TAX	996	767	615	229
Income arising from investment in associates - Equity method	–	–	–	–
Financing debts expenses	(21)	(21)	(22)	–
OPERATING INCOME GROSS OF TAX	974	746	593	228
Income tax	(216)	(207)	(126)	(9)
NET OPERATING RESULT	759	539	467	220
Minority interests share in income	365	285	261	80
NET INCOME (Group share)	394	254	207	139

The commentaries below are based on the operating results of the segment before elimination of intercompany transactions (refer to note 3 “Segmental Information” to the Consolidated Financial Statements included in Item 18 of this Annual Report for further information).

YEAR ENDED DECEMBER 31, 2006 COMPARED TO YEAR ENDED DECEMBER 31, 2005

Assets under Management (“AUM”) increased by €54 billion to €544 billion, driven by strong market appreciation
(€72 billion) and strong net inflows across all client categories (€38 billion, of which €22 billion from institutional clients,
€10 billion from retail and €7 billion from private clients) partly offset by unfavorable exchange rate impact (€–57 billion).

Total revenues increased by 20%, or 25% on a comparable basis, due to higher investment advisory fees driven by
18% higher average AUM as a result of net new business inflows, and market performance, and higher performance fees.

General expenses (Other operating income and expenses) increased by €350 million or up 19%, mainly as a result of higher compensation expense (€+230 million) from increased earnings, increased occupancy from expansion of offices in New York and overseas (€+39 million).

Income tax expenses increased by €9 million to €216 million, due to higher pre tax earnings, partly offset by the reversal of deferred tax liabilities from prior periods.

Net income increased by €139 million to €394 million or by €143 million on a constant exchange rate basis mainly due to business growth and improved efficiency, but also to a €86 million dilution gain in 2006 (resulting from the issuance of AllianceBernstein units and reversal of a deferred tax liability from prior period).

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

Total revenues were up €153 million to €2,587 million due to higher investment advisory fees driven by 11% higher average AUM and increased performance fees, partially offset by lower distribution revenues due to lower AUM in the
Retail channel. In addition, AllianceBernstein has restructured its Private Client fee structure during the first half of 2005, effectively eliminating transaction charges while raising base fees.

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

				(in Euro million)
	Years ended December 31,			Variation
	2006	2005	2004	2006/2005
Gross written premiums	–	–	–	–
Fees and revenues from investment contracts with no participating features	–	–	–	–
Revenues from insurance activities	–	–	–	–
Net revenues from banking activities	–	–	–	–
Revenues from other activities	1,679	1,195	944	484
TOTAL REVENUES	1,679	1,195	944	484
Change in unearned premium reserves net of unearned revenues and fees	–	–	–	–
Net investment income	41	27	15	14
Net realized gains and losses	(3)	–	–	(3)
Change in fair value of financial instruments at fair value through profit & loss	47	11	3	35
Change in financial instruments impairment	–	–	–	–
Net investment result excluding financing expenses	84	38	18	47
Technical charges relating to insurance activities	–	–	–	–
Net result of reinsurance ceded	–	–	–	–
Bank operating expenses	–	–	–	–
Acquisition costs	–	–	–	–
Amortization of value of purchased life business in force and other intangible assets	–	–	–	–
Administrative expenses	(1,343)	(973)	(818)	(370)
Valuation allowances on tangible assets	–	–	–	–
Change in goodwill impairment	–	–	–	–
Other	(5)	1	23	(6)
Other operating income and expenses	(1,348)	(972)	(795)	(376)
INCOME FROM OPERATING ACTIVITIES, GROSS OF TAX	416	262	167	154
Income arising from investment in associates – Equity method	–	–	–	–
Financing debts expenses	(11)	–	–	(11)
OPERATING INCOME GROSS OF TAX	405	262	167	143
Income tax	(146)	(73)	(53)	(73)
NET OPERATING RESULT	258	188	114	70
Minority interests share in income	42	32	17	10
NET INCOME (Group share)	216	156	97	60

YEAR ENDED DECEMBER 31, 2006 COMPARED TO YEAR ENDED DECEMBER 31, 2005

Assets Under Management were €485 billion as at December 31, 2006 increasing by €53 billion compared to
December 2005, driven by (i) €35 billion net new money inflow, mainly from third-party institutional clients (€23 billion), and retail clients (€11 billion), (ii) €20 billion of favorable market impact, partly offset by (iii) €–4 billion unfavorable exchange rate.

Total revenues including those earned from AXA insurance companies eliminated in consolidation, increased by
€484 million, or +40% to €1,679 million. Excluding fees retroceded to distributors, AXA Framlington impact
(€13 million in 2005 and €126 million in 2006), and exchange rate variation (€2 million), net revenues grew by 30% on a comparable basis, driven by higher average AUM (+16% on a comparable basis), a positive client and product mix evolution, and higher performance fees.

General expenses (Other operating income and expenses) increased by €376 million to €1,348 million. Excluding
€+115 million commissions paid to third-party agents and €+88 million of AXA Framlington impacts, expenses increased, at a lower pace than revenues, by 28% to €782 million, notably given the increase of staff to support the business development, important investments in projects and higher staff incentives.

Net income increased by €60 million to €216 million mainly due to business growth, favorable client and product mix evolution and improved efficiency.

YEAR ENDED DECEMBER 31, 2005 COMPARED TO YEAR ENDED DECEMBER 31, 2004

Assets Under Management were €432 billion as of December 31, 2005, up by €87 billion compared to December 31,
2004 (+25% on a comparable basis) mainly driven by positive net new money (€+34 billion), principally from third-party institutional and retail clients, market improvement (€+38 billion), acquisition of AXA Framlington (€7 billion), and foreign exchange variance (€+6 billion).

Total revenues, including those earned from AXA insurance companies eliminated in consolidation, increased by
€252 million (or +27%) from 2004 to €1,195 million. Excluding fees retroceded to distributors, net revenues grew by
28% on a comparable basis, mainly driven by higher average AUM (+21% on a comparable basis), a better product mix and higher performance fees.

General expenses increased by €154 million to €–973 million. Excluding commissions paid to third-party agents, expenses increased on a comparable basis at a lower pace than revenues.

On October 31, 2005 AXA IM purchased Framlington. The impact on net income in 2005 was a decrease of €6 million mainly attributable to exceptional costs. Net income increased by €59 million to €156 million as a result of a business growth and an improved efficiency.

OTHER FINANCIAL

SERVICES SEGMENT

The tables below present the gross revenues and net income for the Other Financial Services segment for the periods indicated:

CONSOLIDATED GROSS REVENUES (a)			(in Euro million)
	Years ended December 31,			Variation
	2006	2005	2004	2006/2005
AXA Bank (Belgium)	306	339	268	(33)
AXA Banque (France)	62	70	105	(8)
AXA Bank (Germany)	26	28	28	(1)
Other (b)	10	4	4	6
TOTAL	404	441	404	(37)
Intercompany transactions	(22)	(13)	(17)	(9)
Contribution to consolidated gross revenues	381	428	387	(47)

(a) Before elimination of intercompany transactions.
(b) Includes CFP, CDO’s and Real Estate entities.

NET INCOME			(in Euro million)
	Years ended December 31,			Variation
	2006	2005	2004	2006/2005
AXA Bank (Belgium)	31	69	9	(38)
AXA Banque (France)	(17)	(11)	(3)	(6)
AXA Bank (Germany)	3	3	2	–
Others	27	22	5	4
Contribution to net income	43	82	13	(39)

In 2006, Other Financial Services segment accounted for 0.5% of AXA’s consolidated gross revenues after elimination of intercompany transactions (1% in 2005 and 2004). This segment contributed for 1% to AXA’s consolidated net income in 2006 (in 2005: 2% and 2004: 0.3%).

YEAR ENDED DECEMBER 31, 2006 COMPARED TO YEAR ENDED DECEMBER 31, 2005

AXA Bank (Belgium)

Net income decreased by €38 million to €+31 million mainly due to a decrease in net revenues (€–33 million). This decrease was mainly due to lower capital gains (€–19 million), the change in fair value of derivatives (€–12 million), and lower interest margin and fee income (€–9 million). Operating expenses increased mainly due to the non recurrence of the 2005 reversal of a provision for risks related to loan activities in France, following a favorable court decision
(€+16 million). Income tax decreased by €24 million following the lower operating income gross of tax (€–62 million).

AXA Banque (France)

Net income decreased from €–11 million to €–17 million resulting from a €–14 million impact of the change in fair value of macro-hedging derivative instruments, partly offset by increased activity and stable expenses.

AXA Bank (Germany)

Net income remained stable at €3 million.

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

HOLDING COMPANIES

The Holding Companies consist of AXA’s non-operating companies, including mainly AXA parent company, AXA France
Assurance, AXA Financial, AXA Asia Pacific Holdings, AXA Germany Holding, AXA Belgium Holding, the Netherlands
Holdings, and AXA U.K. Holdings. The net (loss) income from these activities is presented in the table below for the periods indicated.

NET INCOME					(in Euro million)
	Years ended December 31,					Variation
	2006	2005	2005	2004	2004	2006/ 2005
		Restated (a)	As originally presented	Restated (a)	As originally presented
AXA SA	(584)	(183)	(328)	69	14	(401)
Other French Holdings	22	1	1	(10)	(10)	21
Other Foreign Holdings	(183)	(318)	(318)	(92)	(92)	135
Contribution to net income	(745)	(500)	(645)	(33)	(88)	(245)

(a) Restated means: following clarification of IFRIC agenda committee following IASB decision, AXA has reclassified TSDI instruments (perpetual subordinated debts) into shareholders’ equity for all periods presented in the 2006 financial statements with impact on net income.

YEAR ENDED DECEMBER 31, 2006 COMPARED TO YEAR ENDED DECEMBER 31, 2005

Net income decreased by €245 million to €–745 million in 2006, this reduction resulting from the combination of the following:

(i) AXA SA’s net income decreased by €401 million to €–584 million mainly due to:

- a €–404 million change in the mark-to-market of interest rate derivative instruments not considered as hedge accounting, mainly due to: (i) €–174 million related to interest swaps denominated in Euro covering the long-term interest risk of long-term debts due to the increase of Euro interest rate during 2006, (ii) €–69 million due to a decrease on CHF interest rates linked to long-term CHF denominated swaps (CHF5 billion nominal value) used to finance Swiss assets of Winterthur, and (iii) €–133 million related to a lower increase of U.S. dollar interest rates linked to currency swaps in 2006 compared to 2005,

- as the €69 million financial income in 2006 on proceeds from Winterthur financing (rights and TSS issues) was more than offset by (i) €30 million resulting from some non recurring costs related to share based compensation plans, (ii) a €20 million higher financial charge mostly related to the financing of the Finaxa exchangeable bond buy-back and the dilution control program partly offset by positive volume effects due to increasing cash flows received from entities, and (iii) a non recurring tax benefit of €39 million in 2006 compared to €70 million in 2005.

(ii) Other French holdings net income improved by €+21 million to €22 million as a result of:

- a €33 million increase in net income in AXA France Assurance due to the non recurrence of the 2005 €14 million settlement with Armenian policyholders, higher realized gains, and a tax gain on the 2005 settlement with
Nationwide equities,

- partly offset by lower net income in other French holdings, down €12 million mainly due to the change in fair value of derivatives (a €15 million profit in 2006 versus a €28 million profit in full-year 2005).

(iii) Other foreign holdings net income improved by €135 million to €–183 million mainly driven by a €+94 million increase at AXA Financial, reflecting the €–69 million non recurrence of the 2005 loss on the sale of Advest and a
€43 million favorable income tax settlement in 2006 related to the sale of DLJ in 2000.

YEAR ENDED DECEMBER 31, 2005 COMPARED TO YEAR ENDED DECEMBER 31, 2004

Net income decreased by €467 million in 2005 to a loss of €500 million. This trend was primarily attributable to:

(i) AXA SAs net income (parent company) decreased by €252 million to €–183 million. This is mainly due to:

- the mark-to-market impact on the portion of derivative instruments which are not considered as hedge accounting under IFRS, which decreased by €297 million after tax mainly due to (i) the difference between 2004 and 2005, on the mark-to-market of foreign currencies options hedging AXA Group earnings denominated in foreign currencies and (ii) the decline of the mark-to-market on interest rate swaps mainly resulting from a lower decrease of Euro interest rates in 2005 than in 2004,

- an increase in general expenses by €36 million after tax mainly due to initiatives for developing business, increasing costs in connection with the preparation for the Sarbanes-Oxley 404 attestation of effectiveness of internal controls due for year end 2006, and €3 million related the conclusion of an arbitration proceeding with
Nationwide.

(ii) Other foreign holdings net income decreased by €226 million to €–318 million driven by:

- AXA Financial Inc. (€126 million decrease or €-127 million on a constant exchange rate basis) to €–170 million reflecting after tax loss on the sale of Advest in 2005 of €–69 million and the impact of €43 million state tax release in 2004 related to the sale of DLJ in 2000,

- The Netherlands Holdings (€–107 million decrease to €–3 million), following the €+104 million non-recurring gain recorded in 2004 as a result of the sale of Unirobe,

- AXA U.K. Holdings (€33 million decrease to €–105 million), mainly due to a €21 million increase in tax mainly explained by a provision for unremitted overseas earnings in Ireland partly offset by various prior year tax provision releases, together with a €6 million reduction in the net investment result, as well as a €–8 million (net of tax)
indemnity to Nationwide,

- Belgium Holdings (€31 million decrease to €–33 million), notably as a result of an indemnity fee paid following the early repayment of a loan, the non recurrence of the capital gains recognized on the disposal of Crealux, and
€8 million related to the conclusion of an arbitration to Nationwide, partly offset by:

- an improvement of Germany holdings net income by €82 million to €–1 million, mainly due to (i) €+36 million impact linked to the final settlement in 2005 of the sale of Cologne Re JV announced in 2003, (ii) €+29 million income taxes improvement as a result of the implementation of a tax group with AXA Versicherung, and (iii)
€14 million due to the capital loss on the Bausparkasse sale in 2004.

LIQUIDITY

AND CAPITAL RESOURCES

Over the past few years, AXA has expanded its insurance and asset management operations through a combination of acquisitions, direct investments and organic growth. This expansion has been funded primarily through a combination of (i) proceeds from the sale of non-core businesses and assets, (ii) dividends received from operating subsidiaries, (iii) proceeds from the issuance of subordinated convertible debt securities, other subordinated debt securities and borrowings (including debt issued by subsidiaries), and (iv) the issuance of ordinary shares. The Company and each of its major operating subsidiaries are responsible for financing their operations. The Company, as the holding company for the AXA Group, coordinates these activities and, in this role, participates in financing the operations of certain subsidiaries. Certain of AXA’s subsidiaries, including AXA France Assurance, AXA Financial Inc., AXA Asia Pacific Holdings and AXA U.K. Plc. are also holding companies and are dependent on dividends received from their own subsidiaries to meet their obligations. Operating entities have to meet multiple regulatory constraints, in particular a minimum solvency ratio. The level of internal dividends paid by operating entities to AXA parent company or other Group companies must therefore take into account these constraints as well as potential future regulatory changes.
However, based on the information currently available, AXA does not believe that such restrictions constitute a material limitation on its ability to meet its obligations or pay dividends.

AXA’s insurance operations

The principal sources of funds for AXA’s insurance operations are premiums, investment income and proceeds from sales of invested assets. These funds are mainly used to pay policyholder benefits, claims and claim expenses, policy surrenders and other operating expenses, and to purchase invested assets. The liquidity of insurance operations is affected by, among other things, the overall quality of AXA’s investments and AXA’s ability to cash out on its investments to meet policyholder benefits and insurance claims as they fall due.

Life & Savings

Liquidity needs can also be affected by fluctuations in the level of surrenders, withdrawals and guarantees to policyholders in the form of minimum income benefits or death benefits, particularly on variable annuity business (see
“Item 4 – Life & Savings – Surrenders”). The investment strategy of AXA’s Life & Savings subsidiaries is designed to match the investment returns and estimated maturity of its investments with expected payments on insurance contracts. AXA regularly monitors the valuation and maturity of its investments and the performance of its financial assets. Financial market performance may affect the level of surrenders and withdrawals on life insurance policies, as well as projected immediate and long-term cash needs. AXA adjusts its investment portfolios to reflect such considerations.

Property & Casualty and International Insurance

Liquidity needs can be affected by actual claims experience if significantly different from the estimated claims experience (see note 14.6 to the Consolidated Financial Statements included in Item 18 of this Annual Report).
Insurance cash flows are generally positive and can be slightly negative in the case of exceptional events. A portion of these cash flows is invested in liquid, short-term bonds and other listed securities in order to avoid the liquidity risk that may arise from such events. In the event of large catastrophic losses, AXA’s Property & Casualty operations would be able to liquidate part of their investment portfolios to meet their obligations.

Asset Management and Other Financial Services

These subsidiaries’ principal sources of liquidity are operating cash flows, proceeds from the issuance of ordinary shares (where applicable), drawings on credit facilities and other borrowings from credit institutions. The financing needs of asset management subsidiaries arise from their activities, which require working capital.

Sources of liquidity

At December 31, 2006, AXA’s consolidated balance sheet included cash and cash equivalents of €17.5 billion (2005:
€19.5 billion), excluding bank overdrafts of €1.3 billion (2005: €0.8 billion). At December 31, 2006, the parent company’s cash and cash equivalents amounted to €317 million excluding bank overdrafts (€130 million in 2006)
versus €320 million as at December 31, 2005. Maturities of financial debt are detailed in note 16.4 of the Consolidated
Financial Statements included in Item 18 of this Annual Report. As part of its risk control system, AXA has for a number of years paid close attention to contractual clauses, particularly those that may lead to early redemption. A large portion of AXA’s debts consist of subordinated bonds with no early redemption clauses, except in the event of liquidation. Early redemption clauses are in general avoided by AXA. However, when market practice makes them unavoidable, AXA has a centralized method of monitoring these clauses. AXA is not currently exposed to early redemption clauses that could have a significant impact on its financial structure.

Subordinated debt

Following clarification of the IFRIC Agenda Committee following the IASB decision, AXA has reclassified TSDI instruments (perpetual subordinated debts) into shareholders’ equity for all periods presented in the 2006 financial statements with impact on net income. At December 31, 2006, the parent company had outstanding subordinated debt (excluding accrued interests) of €7,862 million, or €7,257 million taking into account a €605 million reduction due to the impact of foreign exchange hedging derivative instruments.

On a consolidated basis, subordinated debt (including derivative instruments impact) totaled €5,563 million after taking into account all intragroup eliminations, compared to €5,073 million at December 31, 2005. The increase of
€490 million, or €609 million increase at constant exchange rates (€119 million favorable exchange rate impact, mainly stemming from dollar-denominated subordinated debt), was mainly due to the fall in the market value of interest-rate swaps, attributable principally to the rise in Euro zone variable interest rates. At December 31, 2006, the number of shares that could be issued as a result of bond conversions was 65.7 million versus 64.4 million at December 31, 2005.

The conversion ratio applicable to bonds was reviewed following the capital increase financing the Winterthur acquisition, explaining the increase in the number of shares that may potentially be created. See the “Subsequent events after December 31, 2006 affecting AXA’s liquidity” section, which sets out the initiatives undertaken by the Group in 2007 to offset this dilutive impact. Movements in these items are described in note 16 to the Consolidated Financial
Statements included in Item 18 of this Annual Report.

The contractual maturities of financing debts are detailed in note 16.4 to the Consolidated Financial Statements included in Item 18 of this Annual Report.

Financing debt instruments issued

The parent company’s financing debt instruments issued (excluding accrued interests) totaled €2,568 million at
December 31, 2006, an increase of €1,332 million compared to 2005 principally due to €1,350 million relating to commercial paper issued at the end of the year, mainly to finance the Winterthur acquisition and future restructuring plans. On a consolidated basis, AXA’s total financing debt instruments issued amounted to €3,688 million at December 31,
2006, an increase of €872 million from €2,817 million at the end of 2005. At constant exchange rates, the increase was €1,023 million (exchange rate movements had an impact of €151 million), mainly due to €1,350 million of commercial paper issued by AXA SA, partly offset by AXA Equitable’s early redemption of all of its Closed Block Mony debt (€254 million) and associated derivatives (€15 million). Movements in this item are described in note 16 to the
Consolidated Financial Statements included in Item 18 of this Annual Report.

Financing debt owed to credit institutions

At December 31, 2006, the amount of debt owed by AXA and its subsidiaries to credit institutions totaled €95 million versus €17 million at the end of 2005. The increase of €79 million at constant exchange rates was mainly due to
€85 million related to the integration of Winterthur (€75 million at Winterthur Leven NV in the Netherlands and
€10 million at Winterthur Life in Switzerland).

Other debt (other than financing debt)
Other debt instruments issued

At December 31, 2006, other debt instruments issued, excluding Winterthur’s contribution (€2,796 million mainly relating to the integration of Holland Homes SPEs, which securitize mortgages in the Dutch DBV Life business) totaled
€1,919 million, down from €2,233 million at December 31, 2005. The decline of €314 million (or €284 million at constant exchange rates) resulted mainly from the €238 million fall in CDO instruments.

Other debts by issuance

At December 31, 2006 and excluding Winterthur’s contribution (€262 million of bank overdrafts), other debts by issuance (including €1.1 billion of bank overdrafts) totaled €3,734 million of the total amount of debt owed to credit institutions, down €2,443 million compared to December 31, 2005. The decrease was €2,427 million at constant exchange rates, and was attributable primarily to the following items:

- a change in the classification of debt relating to securities sold under repurchase agreements at AXA Bank Belgium.
As of January 1, 2006, these debts are presented as payables resulting from banking operations instead of debt instruments issued (other than financing debts) and bank overdrafts, resulting in a reduction of €3,242 million. Partly offset by:

•  a €332 million increase in bank overdrafts, and

•  a €290 million increase in deposits as part of AXA SA collateral contracts.

Movements in this item are described in note 17 to the consolidated financial statements included in Item 18 of this
Annual Report.

Issuance of ordinary shares

On July 11, 2006, AXA announced the completion of a €4.1 billion capital increase (1 new share for 9 previously held at a price of €19.8 per share) to finance part of the Winterthur acquisition, resulting in the issue of 208,265,897 new shares. The settlement and listing of the new shares on the Eurolist market of Euronext Paris took place on July 13,
2006. The new shares are eligible for any future dividend distributions, including the dividend paid in 2007 in respect of fiscal year 2006 earnings.

For several years, the AXA Group has been offering to its employees in and outside of France, the opportunity to subscribe for shares issued by way of a capital increase reserved for employees. In 2006, employees invested a total of €375 million leading to a total issuance of 15.5 million newly issued shares. Employee shareholders represented approximately 4.98% of the outstanding share capital as of the end of 2006. In the first half of 2006, AXA pursued its share purchase program to control dilution arising from 2005 share-based compensation and the employee shareplan program and purchased 12.7 million shares for a total amount of €0.35 billion.

Dividends received

Dividends paid to the Company totaled €1,581 million in 2006 (2005: €1,420 million, 2004: €970 million), of which approximately €109 million were in currencies other than the Euro (2005: €74 million, 2004: €121 million). The
€161 million increase in dividends in 2006 was mainly due to: (i) a €149 million rise in dividends received from financial companies to €192 million, mainly as a result of a €121 million special dividend paid by Compagnie Financière de Paris following the improvement in its major risk coverage ratio in 2006, (ii) a €36 million increase in dividends received from insurance companies outside Europe to €109 million, mainly due to the €13 million dividend paid by the Moroccan subsidiary AXA-ONA and a €10 million increase in dividends from AXA Asia Pacific Holdings, (iii) a €24 million decrease in dividends paid by European companies to €1,280 million. The main contributors remained AXA France Assurance
(€674 million), AXA Holdings Belgique (€299 million), AXA U.K. (€114 million) and Southern European companies
(€116 million). The non recurrent interim dividend of €236 million paid by AXA France Assurance in December 2005, was largely offset by increased dividends from Belgium (up €153 million) and AXA U.K. (up €106 million) as a result of higher earnings.

The Company is not subject to restrictions on dividend payments, provided that its accumulated profits are sufficient to cover them. However, some subsidiaries, particularly insurance companies, are subject to restrictions on the amount of dividends they can pay to shareholders. For more information on these restrictions, see note 28.3 to the consolidated financial statements included in Item 18 of this Annual Report. The Company anticipates that cash dividends received from operating subsidiaries will continue to cover its operating expenses including planned capital investment in existing operations, interest payments on its outstanding debt and borrowings, and dividend payments during each of the next three years. AXA expects that anticipated investments in subsidiaries and existing operations, future acquisitions and strategic investments will be funded from available cash flow remaining after payments of dividends and operating expenses, proceeds from the sale of non-strategic assets and businesses and future issues of debt and equity securities.

Uses of funds

Interests paid by the Company in 2006 totaled €530 million (2005: €518 million, 2004: €561 million) or €408 million after the impact of hedging derivative instruments (2005: €267 million, 2004: €321 million). On a consolidated basis, total interests paid in cash in 2006 were €539 million (2005: €568 million). Dividends paid to AXA shareholders in 2006 totaled €1,647 million in respect of the 2005 financial year, or €0.88 per share, versus €0.61 per share paid in respect of the 2004 financial year (€1,164 million in total). All of these dividends were paid in cash.

Solvency margin

Each insurance company within AXA is required by local regulations to maintain a minimum solvency margin. The primary objective of the solvency margin requirements is to protect policyholders. AXA’s insurance subsidiaries are in compliance with the applicable solvency requirements. The solvency margin calculation is based on a formula that contains variables related to economic, financial and technical parameters. It also takes into account the matching of specific categories of assets and liabilities. A European Directive dated October 27, 1998 requires a consolidated solvency calculation effective for periods ending on or after December 31, 2001. France transposed this directive under an ordinance dated August 29, 2001, decreed on March 14, 2002 and applicable from 2002.

Additional supervision of credit institutions, investment companies and insurance companies belonging to “financial conglomerates” was introduced by the European Parliament and Council Directive 2002/87/EC of December 16, 2002.
France transposed this directive through an ordinance dated December 12, 2004, which introduced the notion of financial conglomerate into the Insurance Code. According to article 20 of the Insurance Code, the provisions of this ordinance applied for the first time to periods starting on or after January 1, 2005. AXA is not considered as a financial conglomerate. However, in accordance with the decree of September 19, 2005, if a company is not subject to the additional supervision applicable to a financial conglomerate, its solvency margin is nevertheless reduced by the amount of its equity interests in credit institutions, investment companies or financial institutions.

In accordance with the practical methods of calculation implemented by AXA by reference to these tests, AXA’s adjusted solvency ratio was estimated at 186% at December 31, 2006 compared to 216% at the end of 2005. The decline resulted mainly from the Winterthur acquisition. The solvency ratio takes into account part of the future profits from life business in force, as allowed by the Directive 2002.12 dated March 5, 2002. The application of these directives in France is governed by the Autorité de Contrôle des Assurances et des Mutuelles (ACAM).

Supplementary information – Contractual obligations
and specific information relating to off-balance sheet
arrangements

A schedule of major future payments under certain material contractual obligations for AXA Group is set out in the table below as at December 31, 2006.

			(in Euro million)
	Expected payments as at December 31, 2006			Total carrying
	12 months or less (a)	More than 1 year up to 5 years (b)	More than 5 years (c)	value as at December 31, 2006
Financing debt	1,854	1,011	7,293	10,158
Other debt instrument issued, notes and bank overdrafts	3,526	795	4,394	8,714
Liabilities arising from insurance and invesment contracts (d)	19,845	76,988	409,458	506,291
of which Life & Savings liabilities relating to contracts including a surrender option with some surrender benefit before maturity	5,061	42,870	220,690	268,621
TOTAL	25,225	78,794	421,145	525,163
(a)  Relates to payments due in 2007.
(b)  Relates to payments due from 2008 to 2012.
(c)  Relates to payments due in 2013 and thereafter.
(d)  Liabilities arising from insurance and investment contracts represent estimated cash flows related to the payment of death and disability claims, policy surrenders and withdrawals, annuity payments, minimum guarantees on unit-linked contracts, matured endowments, payments under property and casualty contracts and accident and health contracts, policyholder dividends and future renewal premium-based and fund-based commissions offset by contractual future premiums and deposits on in-force contracts. These estimated cash flows are based on mortality, morbidity, lapse assumptions and claims payment patterns comparable with AXA’s experience. These amounts are undiscounted and, therefore, exceed the liabilities arising from insurance and investment contracts included in the consolidated balance sheet. They do not reflect projected recoveries from reinsurance agreements.
Due to the use of assumptions, actual cash flows will differ from these estimates (see “Critical Accounting Estimates – Future Policy Benefits and claims reserves”). Unit-linked contracts have been excluded as these liabilities are not exposed to interest-rate or duration risk, except unit-linked contracts with performance guarantees. The Company holds assets perfectly matching the obligations.

This table includes financing debt and other debt (including subordinated debt issued by the Company and its subsidiaries and non-subordinated debt) (please refer to detailed disclosure in notes 16 and 17 to the consolidated financial statements included in Item 18 to this Annual Report) and excludes the effect of related derivatives (see note
19 to the consolidated financial statements for derivative instruments). This table also excludes Perpetual and Deeply
Perpetual Subordinated notes (“TSS” and “TSDI”) that are classified as shareholders’ equity (see note 13 to the
Consolidated Financial Statements included in Item 18 to this Annual Report).

Even though such amounts are classified as equity under IFRS because there is no obligation other than at liquidation or economic compulsion, the company experienced in the past patterns of reimbursements. Some of these instruments contain the following features:

– early redemption clauses (calls) at the group’s option, giving AXA the ability to redeem the principal amount before maturity without penalty on certain dates,

– interest step-up clauses with effect from a given date.

Such instruments are excluded from the above table because the exercise of these options, if any, highly depends on market conditions.

As described above, AXA also borrowed amounts from credit institutions, amounting to €4,094 million including bank overdrafts for €1,338 million. (In 2005: respectively €6,194 million and €762 million). Of the total amounts owed, nearly all of the arrangements are payable on demand, except those of the Company.

The table also includes the breakdown of projected payments and surrenders related to Life & Savings and Property &
Casualty insurance and investment contracts excluding contracts where financial risk is borne by policyholders.
Actual maturities may differ significantly from the estimates set out below, mainly because, as already mentioned, some of the contracts contain a surrender option controlled by the policyholder that may reduce their duration.

The projections shown above cannot be compared with the reserves carried on the balance sheet included in Item 18 of this Annual Report, and are higher than the published balance sheet figures because they represent expected cash flows without any discounting element. They are also shown net of inflows of periodical premiums payable by policyholders.

AXA also has contractual obligations: (i) to policyholders and/or designated beneficiaries in respect of life, health, retirement contracts and other savings-related contracts, and (ii) to policyholders in respect of Property & Casualty contracts including cover for automobile, homeowners/household, property and general liability insurance for both personal and commercial customers (small to medium-sized companies), large insurance risk cover for large national and international corporations, and reinsurance. These obligations include paying death claims, making annuity payments or paying claims arising from an insurable loss event. The timing of such payments depends on such factors as the mortality and persistency of its customer base and the occurrence of insurable loss events (see table below and refer to note 14 to the consolidated financial statements in Item 18 of this Annual Report).

In addition, from time to time, the Company and/or its subsidiaries may become involved in contractual arrangements to which an unconsolidated entity is a party, which may assume many different forms such as guarantees, subordinated retained interests in assets transferred, derivative instruments, obligations under variable interest entities including special purpose entities and other contingent arrangements. Information on contingent commitments material to AXA can be found in notes to the consolidated financial statements included in Item 18 of this Annual Report, specifically:
note 16 for Financing debt, note 17 for Other debts (other than financing debt), note 28 for details on contingent assets and liabilities and unrecognized contractual commitments. In addition, specific to our U.S. operations, AXA Financial has obligations under contingent commitments at December 31, 2006, including: AXA Financial’s and
AllianceBernstein’s respective revolving credit facilities and commercial paper programs; AllianceBernstein’s
$100.0 million ECN program; AXA Financial’s $1.49 billion of undrawn letters of credit; AllianceBernstein’s $125.0 million guarantee on behalf of SCB LLC; and AXA Financial’s guarantees or commitments to provide equity financing to certain limited partnerships of $697.8 million.

AllianceBernstein had, at year-end 2006, a $360.6 million accrual for compensation and benefits, of which
$215.8 million is expected to be paid in 2007, $79.4 million in 2008-2009, $42.7 million in 2010-2011 and the rest thereafter. Further, AllianceBernstein expects to make contributions to its qualified profit sharing plan of approximately
$25.0 million in each of the next four years. AllianceBernstein currently expects to contribute an estimated $3.7 million to its qualified, noncontributory, defined benefit plan during 2007.

Furthermore, AXA Financial is exposed to potential risk related to its own ceded reinsurance agreements with other insurers and to insurance guaranty fund laws in all 50 states, the District of Columbia and Puerto Rico. Under these laws, insurers doing business in these states can be asked amounts up to prescribed limits to protect policyholders of companies that become impaired or insolvent.

For additional information on contingent assets and liabilities and unrecognized contractual commitments, refer to note 28 to the Consolidated Financial Statements included in Item 18 of this Annual Report.

Subsequent events after December 31, 2006
affecting AXAs liquidity

On January 11, 2007, the meetings of holders of AXA’s 2014 and 2017 convertible bonds were held to vote on an amendment of the final conversion dates of the bonds to January 26, 2007 in exchange for a cash payment in respect of the value of the conversion option. The meeting of holders of the 2014 convertible bonds approved the amendment.
Consequently, holders who did not convert their bonds by January 26, 2007, received €16.23 per bond on January 31,
2007. The meeting of holders of the 2017 convertible bonds did not approve the amendment. Consequently, to fully neutralize the dilutive impact of the 2017 convertible bonds AXA has purchased from a banking counterparty, for a total cash amount equivalent to the payment proposed to bondholders, call options on the AXA share with an automatic exercise feature. This feature is such that one option is automatically exercised upon each conversion of a convertible bond. Consequently, each issuance of a new share resulting from the conversion of the bond will be offset by the delivery by the bank to AXA (and subsequent cancellation) of an AXA share. The issuance of a share in respect of the conversion of the bond and the cancellation by AXA of the AXA share received will offset each other. As a result of this transaction, there will no longer be a change to the outstanding number of AXA shares created by the convertible bond conversion. For AXA shareholders, these transactions resulted in the elimination of the economic potential dilutive impact of the 2014 and 2017 convertible bonds (i.e. a maximum of 65.8 million shares). The total cash consideration paid by AXA amounts to €245 million.

The Management Board proposed and AXA paid, following shareholders’ approval, a dividend of €1.06 per share on
May 21, 2007. This dividend gives rise to a 40% tax credit for individuals whose fiscal residence is in France as of
January 1, 2007, equal to €0.424 per share.

Please also refer to note 29 to the Consolidated Financial Statements included under Item 18 to this Annual Report.

Consolidated Cash Flows

Net cash provided by operating activities totaled €18.9 billion for the year ended December 31, 2006, as compared to
€16.4 billion for the year ended December 31, 2005, in line with improved operational performance.
A growth in gross revenues was experienced in all of AXA’s major markets : (i) Life & Savings; notably in France and
United Kingdom mainly due to investment and savings premiums, and in the United States driven primarily by increases in First Year Variable Annuity premiums and First Year life premiums, (ii) Property & Casualty, mainly driven by : United
Kingdom & Ireland reflecting significant growth on Personal Motor, Health and both Personal and Commercial Property;
France, revenues increase in a more competitive French market with increased pressure on prices, mainly on Personal
Motor and Commercial Property; Southern Europe, increase mainly driven by personal lines; Turkey, revenues increase driven by average motor premium increase and positive evolution of fire business ; Morocco, increase driven by personal motor, workmen compensation and fire lines of business.

Net cash used in investing activities was €24.5 billion in 2006, as compared to €13.2 billion in 2005. Net cash used in the purchase and sale of financial invested assets amounted €25.0 billion (€18.1 billion in 2005).
Cash used in the purchase of subsidiaries and affiliated companies (net of cash acquired) amounted €5.7 billion in 2006 and principally consisted in the acquisition of the Winterthur Group. In 2005, cash used in the purchase of subsidiaries and affiliated companies (net of cash acquired) amounted to €1.6 billion and mainly consisted of the purchase of mutual funds in France, the purchase of Framlington and Seguro Directo, and the purchase of treasury shares. In 2004, cash used in the purchase of subsidiaries and affiliated companies amounted to €3.9 billon and mainly consisted of the acquisition of MONY, and the purchase of mutual funds in France.

Net cash relating to financing activities totaled €+6.5 billion in 2006 mainly due to €8.6 billion equity instruments issued, these proceeds being partly reduced by a €2.1 billion dividend payments, as compared to €–4.7 billion in 2005, mainly due to the €1.3 billion dividends payments, and the €3.1 billion repayment of financing debt (including €1.5 billion exchangeable bonds bought by AXA from FINAXA, a €0.9 billion repayment of subordinated perpetual notes, EMTN and BMTN, partly offset by a €0.7 billion equity issuance (including a €304 million capital increase reserved for employees and a €250 million issuance of super subordinated debt). In 2004, net cost relating to financing activities totaled €0.4 billion, mainly resulting from the net cash relating to equity issuance €+2.7 billion, including €1.4 billion conversion of the ORAN (convertible bonds), (this reimbursement also explaining part of the €2 billion reimbursement of financing debt), a €0.3 million capital increase reserved to employees and a €0.6 billion issuance of super subordinated notes.

At December 31, 2006, total consolidated net cash and cash equivalents amounted to €27.8 billion, net of €1.3 billion bank overdrafts classified under “Other debt instrument issued and bank overdrafts” in the consolidated balance sheet
(2005: respectively €20.6 net cash and €0.8 billion of bank overdrafts, and 2004: respectively €21.8 net cash and
€0.7 billion of bank overdrafts).

RECONCILIATION

OF IFRS TO U.S. GAAP

Significant accounting policies

The notes to the Consolidated Financial Statements included in Item 18 of this Annual Report contain a summary of
AXA’s significant accounting policies under IFRS (see note 1) and a discussion of the differences between IFRS and
U.S. GAAP, which materially affect the determination of AXA’s consolidated net income and shareholders’ equity, including a discussion of recently issued accounting pronouncements (see notes 31 and 32). These policies should be considered in analyzing AXA’s consolidated financial position and consolidated operating results, especially those which require (i) the use of estimates and assumptions, for example, in respect of establishing insurance future policy benefits and claims reserves, or (ii) management to make difficult, complex or subjective judgments.

Please refer to note 31 of the Consolidated Financial Statements included in Item 18 of this Annual Report for a discussion about the reconciliation of net income and group shareholders’ equity for the years ended December 31 2006, 2005 and
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

Net investment result includes the following items: net investment income, realized capital gains and losses, change in fair value of financial instruments through P&L and valuation allowances and release in respect of impaired invested assets.

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

Expense ratio is the ratio of:

(i) Expenses (excluding claims handling costs), to

(ii) Earned revenues, gross of reinsurance.

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

Item 6: Directors, Senior
Management and Employees

Implementing sound corporate governance principles has been a priority at AXA for many years. AXA’s ADRs are publicly traded on the New York Stock Exchange and, consequently, AXA is subject to the Sarbanes-Oxley Act, which was adopted in the United States in 2002. Accordingly, AXA has made various adjustments necessary to bring the
Company into compliance with the Act. AXA has also reviewed its corporate governance in light of the recommendations contained in the Bouton Report and the relevant sections of the French Financial Security Act (Loi de Sécurité Financière) of August 1, 2003.

GOVERNANCE

STRUCTURE: MANAGEMENT BOARD AND
SUPERVISORY BOARD

Since 1997 AXA has had a dual corporate governance structure consisting of a Management Board and a Supervisory
Board.

An Executive Committee assists the Management Board in the performance of its duties. In addition, the Supervisory
Board has established four special-purpose Committees.

SUPERVISORY BOARD

Role and powers

The Supervisory Board oversees the Company and reports to the shareholders. The Supervisory Board appoints and dismisses the Chairman and members of the Management Board and supervises the executive management of the
Company.

Article 12 of the Company’s articles of incorporation and bylaws, and the Supervisory Board’s internal regulations, specify that, in light of its enhanced supervisory power with respect to matters of particular concern to the shareholders, the following transactions or issues require the prior approval of the Supervisory Board:

– the issuance of securities with a direct or indirect claim on the equity capital of the Company;

– proposed share buyback programs submitted to a vote of the shareholders assembled in an ordinary meeting;

– financing operations that may have a material impact on the Company’s financial position;

– any contemplated acquisition;

– agreements to form strategic partnerships;

– the establishment of any stock option plans or the granting of restricted shares (actions gratuites) to employees of the Company or to employees and officers of related parties, as well as the granting of stock options or restricted shares to members of the Management Board of the Company;

– proposals to amend the Company’s bylaws submitted to a vote of the shareholders in an extraordinary meeting;

– appropriations of earnings and dividends for the previous year proposed to shareholders in an ordinary meeting; and

– interim and final dividend payment dates.

Operating procedures

The guidelines governing the operation, organization and compensation of the Supervisory Board and its committees are contained in its internal regulations.

The Supervisory Board meets at least five times a year. In 2006, the Supervisory Board met 8 times and the overall attendance rate was 84%. One of these meetings was a full day meeting devoted to examination of the AXA Group’s strategy. Supervisory Board members receive documentation concerning matters to be reviewed prior to each meeting, generally eight days in advance.

This documentation always includes information on:

– the Group’s operations, as presented in the Management Board’s quarterly report, a press review, and a stock price performance report; and

– reports on committee meetings that have been held since the last Supervisory Board meeting.

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

Training courses and special meetings are organized for members of the Supervisory Board as needed or requested.
Certain members of the Supervisory Board have requested and received training in the Group’s various business areas and have attended presentations on specific Group companies.

The Company’s bylaws require members of the Supervisory Board to own at least 100 ordinary shares. In addition, to ensure that their interests and those of the Group are aligned, the internal regulations governing operation of the
Supervisory Board provide that members of the Supervisory Board must own shares in the Company in an amount equal to at least the value of the directors’ fees they receive in the course of any given year.

Composition
On December 31, 2006, the Supervisory Board had 14 members, elected by the shareholders. Currently, 4 members of the Supervisory Board are not French nationals.

At the Company’s Annual General Meeting on May 4, 2006, the shareholders elected Mr. Norbert Dentressangle as a member of the Supervisory Board for a term of four years.

Supervisory Board members are selected on the basis of their acknowledged competence and experience, as well as their ability to work together and become actively involved in the supervision of a Group like AXA.

The Board makes a special effort to assess the independence of each Supervisory Board member with respect to the
Management Board and the Company.

Acting on the recommendation of its Selection, Ethics, Governance and Human Resources Committee, the Supervisory
Board has assessed the independence of all of its members on the basis of the recommendations contained in the
Bouton Report on corporate governance in French publicly traded companies and, for the members of the Audit
Committee, on the basis of the criteria set forth in the Sarbanes-Oxley Act.

On December 31, 2006, ten out of the fourteen Supervisory Board members met the independence criteria based on the recommendations of the Bouton Report: Dominique Reiniche, Leo Apotheker, Jacques de Chateauvieux, David Dautresme, Norbert Dentressangle, Anthony Hamilton, Henri Hottinguer, Henri Lachmann, Gérard Mestrallet and Ezra Suleiman.

In addition, the Supervisory Board has determined that all the members of the Audit Committee meet the independence criteria set forth in the Sarbanes-Oxley Act.

Unless specified otherwise herein, the notion of director independence in this Item 6 and elsewhere in this Annual
Report is interpreted on the basis of the recommendations contained in the Bouton Report.

Composition of the Supervisory Board on December 31, 2006

Name (age) and (Office presently held)	Principal occupation (as of December 31, 2006)	Principal business address	First appointment / term of office
Claude Bébéar (71) (Chairman of the Supervisory Board)	Chairman of the Supervisory Board of AXA	AXA 25, avenue Matignon 75008 Paris	June 1988 / 2008 Annual General Meeting
Jean-René Fourtou (67) (Vice-Chairman of the Supervisory Board)	Chairman of the Supervisory Board of Vivendi	Vivendi 42, avenue de Friedland 75008 Paris	April 1990 / 2007 Annual General Meeting
Léo Apotheker (53) (a) (Member of the Supervisory Board)	President Customer Solutions & Operations, Member of the Executive Committee of SAP AG	SAP 141, bd Haussmann 75008 Paris	February 2005 / 2007 Annual General Meeting
David Dautresme (73) (a) (Member of the Supervisory Board)	Senior Advisor, Lazard Frères	Lazard Frères 121, bd Haussmann 75008 Paris	April 1990 / 2007 Annual General Meeting
Norbert Dentressangle (52) (a)(b) (Member of the Supervisory Board)	Chairman and CEO of Financière Norbert Dentressangle	Groupe Norbert Dentressangle Beausemblant – BP 98 26241 Saint-Vallier-sur-Rhône Cedex	May 2006 / 2010 Annual General Meeting
Jacques de Chateauvieux (56) (a) (Member of the Supervisory Board)	Chairman and CEO of BOURBON	BOURBON 33, rue du Louvre 75002 Paris	April 2005 / 2009 Annual General Meeting
Anthony Hamilton (65) (a) (Member of the Supervisory Board)	Non-executive Chairman of AXA UK Plc (United Kingdom) and AXA Equity and Law (United Kingdom)	AXA UK PLC 5 Old Broad Street London EC2N 1AD UK	January 1996 / 2009 Annual General Meeting
Henri Hottinguer (72) (a) (Member of the Supervisory Board)	Chairman and CEO of Sofibus	Financière Hottinguer 43, rue Taitbout 75009 Paris	June 1988 / 2007 Annual General Meeting
Henri Lachmann (68) (a) (Member of the Supervisory Board)	Chairman of the Supervisory Board of Schneider Electric	Schneider Electric 43-45, bd Franklin Roosevelt 92500 Rueil-Malmaison	May 1996 / 2009 Annual General Meeting
Gérard Mestrallet (58) (a) (Member of the Supervisory Board)	Chairman and CEO of Suez	Suez 16, rue de la Ville-l’Evêque 75008 Paris	January 1997 / 2007 Annual General Meeting
Michel Pébereau (65) (Member of the Supervisory Board)	Chairman of the Board of Directors of BNP Paribas	BNP Paribas 3, rue d’Antin 75002 Paris	January 1997 / 2009 Annual General Meeting
Ms. Dominique Reiniche (51) (a) (Member of the Supervisory Board)	Chairman Europe of The Coca-Cola Company	The Coca-Cola Company, Groupe Europe 27, rue Camille Desmoulins 92784 Issy-les-Moulineaux Cedex 9	April 2005 / 2009 Annual General Meeting

(a) Independent.

(b) Appointed by the shareholders on May 4, 2006.

Name (age) and (Office presently held)	Principal occupation (as of December 31, 2006)	Principal business address	First appointment / term of office
Ezra Suleiman (65) (a) (Member of the Supervisory Board)	Professor of Politics and Chair of the Committee for European Studies, Princeton University (United States)	EPS/PIIRS Aaron Burr Hall Princeton University Princeton, N.J. 08544 United States	April 2003 / 2007 Annual General Meeting
Jacques Tabourot (61) (Member of the Supervisory Board, representing the employee shareholders)	Member of the Supervisory Board, representing the employee shareholders	AXA 25, avenue Matignon 75008 Paris	April 2004 / 2008 Annual General Meeting
(a) Independent.

In addition to the members reflected in the foregoing table:

– Mr. Jean-Martin Folz (60) was elected for a 4-year term at the Annual General Meeting of May 14, 2007, replacing
Mr. Henri Hottinguer, whose term had expired at the close of this meeting. Mr. Folz was Chairman of the PSA Peugeot
Citroën Group from October 1997 to February 2007. He is currently director of Saint-Gobain and Solvay (Belgium).

– Mr Giuseppe Mussari (44) was also elected for a 4-year term at the Annual General Meeting of May 14, 2007, replacing Mr. David Dautresme whose term had expired at the close of this meeting. Mr. Mussari has been Chairman of the Board of Banca Monte dei Paschi di Siena (BMPS) since April 29, 2006 and director of Sansedoni S.p.A (Italy),
Rosselli Foundation, Cotec foundation and Italy-China Foundation. He is also director and member of the Executive
Committee of Italian Banker’s Association and member of the Guidance Committee of Toscana Life Science,
Promoting Committee of Fondazione Symbola and General Council of the Clear Pacts Consortium. From July 2001
until April 2006, he was Chairman of the Monte dei Paschi di Siena Foundation.

Jean-René Fourtou, Léo Apotheker, Gérard Mestrallet and Ezra Suleiman were also re-elected for a 4-year term at the
Annual General Meeting of May 14, 2007.

Positions held by members of the Supervisory Board over the last 5 years

Name	First appointment	Term of office	2006
Present principal occupation or employment
Claude Bébéar Chairman of the Supervisory Board of AXA	June 1988	2008 AGM	Chairman of the Supervisory Board:
AXA Director or member of the Supervisory Board: AXA Assurances IARD Mutuelle, AXA Assurances Vie Mutuelle, BNP Paribas and Vivendi Non-voting member of the Board: Schneider Electric
Jean-René Fourtou Vice-Chairman of the Supervisory Board of AXA Chairman of the Supervisory Board of Vivendi	April 1990	2007 AGM	Vice-Chairman of the Supervisory Board:
AXA
Chairman of the Supervisory Board: Vivendi and Groupe Canal+ Director or member of the Supervisory Board: Sanofi-Aventis, Cap Gemini, AXA Millésimes (S.A.S.), Maroc Telecom (Morocco), NBC Universal Inc. (United States) and Nestlé (Switzerland)
Léo Apotheker President Customer Solutions & Operations Member of the Executive Committee of SAP AG	February 2005	2007 AGM	President Customer Solutions &
Operations, member of the Executive
Committee: SAP AG Director or member of the Supervisory Board: AXA, SAP America Inc. (United States),
SAP Global Marketing Inc. (United States),
SAP Asia Pte. Ltd (Singapore),
SAP JAPAN Co., Ltd (Japan),
SAP FRANCE S.A., S.A.P. ITALIA Sistemi,
applicazioni, prodotti in data processing
S.p.A. (Italy), SAP Hellas “Systems
Application and Data Processing S.A.”
(Greece) and SAP (Beijing) Software
System Co., Ltd (China)
David Dautresme Senior Advisor Lazard Frères	April 1990	2007 AGM	Senior Advisor: Lazard Frères
Managing Partner: DD Finance Vice-Chairman of the Supervisory Board: Club Méditerranée Director or member of the Supervisory Board: AXA, Fimalac Non-voting member of the Board: EURAZEO

2005	2004	2003	2002
Chairman of the Supervisory Board:
AXA
Director:
AXA Assurances IARD Mutuelle,
AXA Assurances Vie Mutuelle,
AXA Courtage Assurance Mutuelle,
BNP Paribas and Vivendi Universal
Non-voting member of the Board:
Schneider Electric	Chairman of the Supervisory Board:
AXA
Chairman and Chief Executive Officer:
FINAXA
Director:
AXA Assurances IARD Mutuelle,
AXA Assurances Vie Mutuelle,
AXA Courtage Assurance Mutuelle,
BNP Paribas and Vivendi Universal
Non-voting member of the Board: Schneider Electric	Chairman of the Supervisory Board:
AXA
Chairman and Chief Executive Officer:
FINAXA
Director:
AXA Assurances IARD Mutuelle,
AXA Assurances Vie Mutuelle,
AXA Courtage Assurance Mutuelle,
BNP Paribas and Vivendi Universal	Chairman of the Supervisory Board:
AXA
Chairman and Chief Executive Officer:
FINAXA
Director:
AXA Assurances IARD Mutuelle,
AXA Assurances Vie Mutuelle,
AXA Courtage Assurance Mutuelle,
Schneider Electric, BNP Paribas and
			Vivendi Universal

Vice-Chairman of the Supervisory Board:
AXA
Chairman of the Supervisory Board:
Vivendi Universal and Groupe Canal+
Director or member of the Supervisory
Board or member of the Management
Committee:
Maroc Telecom (Morocco),
NBC Universal Inc. (United States),
Sanofi-Aventis, Cap Gemini	Vice-Chairman of the Supervisory Board: AXA Chairman and Chief Executive Officer: Vivendi Universal Chairman of the Supervisory Board: Groupe Canal+ Director: Sanofi-Aventis and Cap Gemini	Vice-Chairman of the Supervisory Board: AXA Chairman and Chief Executive Officer: Vivendi Universal Chairman of the Supervisory Board: Groupe Canal+ Director: Aventis and Cap Gemini	Vice-Chairman of the Supervisory Board:
AXA
Chairman and Chief Executive Officer:
Vivendi Universal
Chairman of the Supervisory Board:
Vivendi Environnement and Groupe Canal+
Vice-Chairman of the Management
Board: AXA Assurances IARD Mutuelle,
AXA Assurances Vie Mutuelle,
AXA Courtage Assurance Mutuelle Chief Executive Officer: USI Entertainment Inc. (United States)
Director: Aventis, Cap Gemini,
EADS (The Netherlands),
			USA Interactive (United States)

President Customer Solutions &
Operations, Member of the Executive
Committee: SAP AG
Directors:
SAP America Inc. (United States),
SAP Global Marketing Inc. (United States),
SAP Asia Pte. Ltd (Singapore),
SAP JAPAN Co., Ltd (Japan),
SAP FRANCE S.A., S.A.P. ITALIA Sistemi,
applicazioni, prodotti in data processing
S.p.A. (Italy), SAP Hellas “Systems
Application and Data Processing S.A.”
(Greece), SAP (Beijing) Software
System Co., Ltd (China), Ginger S.A.	Chairman, Global Field Operations:
SAP
Director:
SAP America Inc. (United States),
SAP Global Marketing Inc. (United States),
SAP Asia Pte. Ltd (Singapore),
SAP JAPAN Co., Ltd (Japan),
SAP FRANCE S.A., S.A.P. ITALIA Sistemi,
applicazioni, prodotti in data processing
S.p.A. (Italy), SAP Hellas “Systems
Application and Data Processing S.A.”
(Greece), SAP (Beijing) Software
System Co., Ltd (China),
Enigma Inc. (United States)	Chairman, Global Field Operations:
SAP
Director:
SAP FRANCE S.A., S.A.P. ITALIA Sistemi,
applicazioni, prodotti in data processing
S.p.A. (Italy), SAP Hellas Systems
Application and Data Processing S.A.
(Greece), SAP America Inc. (United States),
SAP JAPAN Co., Ltd (Japan),
SAP Manage Ltd (Israel),
SAP Global Marketing Inc. (United States)	Chairman, Global Field Operations:
SAP
Director:
SAP Systems Integration AG (Germany),
SAP FRANCE S.A.,
SAP Finland Oy (Finland),
SAP Svenska Aktiebolag (Sweden),
S.A.P. ITALIA Sistemi, applicazioni,
prodotti in data processing S.p.A. (Italy),
SAP Hellas “Systems Application
and Data Processing S.A.” (Greece),
SAP America Inc. (United States),
SAP JAPAN Co., Ltd (Japan),
SAP Danmark A/S (Denmark),
			SAP Manage Ltd (Israel)

Senior Advisor: Lazard Frères Managing Partner: DD Finance Chairman of the Supervisory Board: Club Méditerranée Director: Casino, Fimalac Non-voting member of the Board: EURAZEO	Senior Advisor: Lazard Frères
Managing Partner: DD Finance
Chairman of the Supervisory Board:
Club Méditerranée
Director: Casino, Fimalac
Non-voting member of the Board:
Groupe Go Sport, Lazard Frères Banque,
EURAZEO	Senior Advisor: Lazard Frères
Managing Partner: DD Finance
Chairman:
Montech Expansion (United States)
Director: Club Méditerranée, Casino,
Rue Impériale, Fimalac
Non-voting member of the Board:
		Groupe Go Sport, Lazard Frères Banque	Senior Advisor: Lazard Frères Chairman: Parande Développement (Groupe Euris) Director: Lazard Frères Banque, Club Méditerranée, Casino, Rue Impériale Non-voting member of the Board: Groupe Go Sport

Name Present principal occupation	First appointment	Term of office	2006
or employment
Norbert Dentressangle Chairman and Chief Executive Officer of Financière Norbert Dentressangle	May 2006	2010 AGM	Chairman and Chief Executive Officer:
Financière Norbert Dentressangle
Chairman of the Supervisory Board: Groupe Norbert Dentressangle
Chairman: Financière de Cuzieu (S.A.S.)
Chief Executive Officer: Sofade (S.A.S.)
Director or member of the Supervisory
Board: AXA, SEB, Sogebail, FINAIXAM Permanent Representative: Financière Norbert Dentressangle to
the Board of Financière Egnatia
Jacques de Chateauvieux Chairman and Chief Executive Officer of BOURBON	April 2005	2009 AGM	Chairman and Chief Executive Officer:
Groupe BOURBON Chairman of the Board of Directors: SAPMER, Cbo Territoria, JACCAR S.A.S. Director or member of the Supervisory Board: AXA, VINDEMIA, INNODIS, SINOPACIFIC Shipbuilding Group
Anthony Hamilton Chairman of AXA UK Plc (United Kingdom)	January 1996	2009 AGM	Non-executive Chairman:
AXA UK Plc (United Kingdom) and
AXA Equity & Law (United Kingdom) Director or member of the Supervisory
Board: AXA, AXA Financial Inc. (United States), Binley Limited (United Kingdom), Tawa UK Limited (United Kingdom), Club de Golf Valderrama (Spain), AXA Equitable Life Insurance Company (United States), MONY Life Insurance Company (United States), MONY Life Insurance Company of America (United States)

2005	2004	2003	2002
Chairman and Chief Executive Officer:
Financière Norbert Dentressangle
Chairman of the Supervisory Board:
Groupe Norbert Dentressangle, FINAIXAM
Chief Executive Officer: Sofade (S.A.S.)
Director or member of the Supervisory
Board:
SEB, Sogebail, Emin-Leydier (S.A.S.),
Siparex Croissance, Egnatia,
Michaux Gestion S.A., Lafuma,
Société Nouvelle d’Alimentation
Philippe Potin - SNAPP
Permanent Representative:
Financière Norbert Dentressangle to
the Board of Financière Egnatia and
to the Board of Via Location	Chairman and Chief Executive Officer:
Financière Norbert Dentressangle
Chairman of the Supervisory Board:
Groupe Norbert Dentressangle, FINAIXAM
Chief Executive Officer: Sofade (S.A.S.)
Director or member of the Supervisory
Board:
SEB, Sogebail, Emin-Leydier (S.A.S.),
Siparex Croissance, Egnatia,
Michaux Gestion S.A., Lafuma,
Société Nouvelle d’Alimentation
Philippe Potin - SNAPP
Permanent Representative:
Financière Norbert Dentressangle to
the Board of Financière Egnatia and
to the Board of Via Location	Chairman and Chief Executive Officer:
Financière Norbert Dentressangle
Chairman of the Supervisory Board:
Groupe Norbert Dentressangle, FINAIXAM
Chief Executive Officer: Sofade (S.A.S.)
Director or member of the Supervisory
Board:
SEB, Sogebail, Emin-Leydier (S.A.S.),
Siparex Croissance, Egnatia,
Michaux Gestion S.A., Lafuma,
Société Nouvelle d’Alimentation
Philippe Potin - SNAPP
Permanent Representative:
Financière Norbert Dentressangle to
the Board of Financière Egnatia and
to the Board of Via Location	Chairman and Chief Executive Officer:
Financière Norbert Dentressangle
Chairman of the Supervisory Board:
Groupe Norbert Dentressangle, FINAIXAM
Chief Executive Officer: Sofade (S.A.S.)
Director or member of the Supervisory
Board:
SEB, Sogebail, Emin-Leydier (S.A.S.),
Siparex Croissance, Egnatia,
Michaux Gestion S.A., Lafuma,
Société Nouvelle d’Alimentation
Philippe Potin - SNAPP
Permanent Representative:
Financière Norbert Dentressangle to
the Board of Financière Egnatia and
			to the Board of Via Location

Chairman and Chief Executive Officer: Groupe BOURBON Chairman of the Board of Directors: Sapmer S.A., Cbo Territoria, JACCAR S.A.S. Director: Vindemia S.A.S., Happy World Foods, Ltd	Chairman and Chief Executive Officer: Groupe BOURBON Chairman: Sapmer S.A., JACCAR S.A.S., Vindemia S.A.S. Director: Happy World Foods, Ltd	Chairman and Chief Executive Officer: Groupe BOURBON Chairman: Vindemia S.A.S. Director: Sapmer, Happy World Foods, Ltd	Chairman and Chief Executive Officer: Groupe BOURBON Chairman: Vindemia S.A.S., Antenne Réunion Télévision Director: Sapmer, Happy World Foods, Ltd

Chairman non-executive:
AXA UK Plc (United Kingdom) and
AXA Equity & Law (United Kingdom)
Director or member of the Supervisory
Board:
Pinault-Printemps-Redoute,
Swiss Re Capital Markets Limited
(United Kingdom),
Binley Limited (United Kingdom),
Tawa UK Limited (United Kingdom)	Chairman:
AXA UK Plc (United Kingdom)
Director or member of the Supervisory
Board:
Pinault-Printemps-Redoute,
Swiss Re Capital Markets Limited
(United Kingdom),
Binley Limited (United Kingdom),
Tawa UK Limited (United Kingdom)
Chairman:
AXA UK Plc (United Kingdom)
Chairman: Fox-Pitt,
Kelton Group Limited (United Kingdom)
Director or member of the Supervisory
Board:
Pinault-Printemps-Redoute,
Swiss Re Capital Markets Limited
(United Kingdom),
Binley Limited (United Kingdom),
CX Reinsurance (United Kingdom)	Chairman:
AXA UK Plc (United Kingdom)
Chairman: Fox-Pitt,
Kelton Group Limited (United Kingdom),
Fox-Pitt, Kelton Nominees Limited
(United Kingdom)
Director or member of the Supervisory
Board:
Pinault-Printemps-Redoute, Fox-Pitt,
Kelton Limited (United Kingdom),
Swiss Re Capital Markets Limited (United
			Kingdom), Binley Limited (United Kingdom)

Name Present principal occupation	First appointment	Term of office	2006
or employment
Henri Hottinguer Chairman and Chief Executive Officer of Sofibus (Société Financière pour le Financement de Bureaux et d’Usines)	June 1988	2007 AGM	Chairman and Chief Executive Officer:
Sofibus
Chairman of the Supervisory Board: Emba NV (The Netherlands) Chairman of the Board of Directors: Hottinger Bank & Trust Limited
(Nassau, Bahamas)
Chairman: Mofipar (S.A.S.) and
Hottinger & Co. Bale (Switzerland)
Vice-Chairman: Gaspee (Switzerland)
Senior Chief Officer and Director: Financière Hottinguer Chief Officer of the Board of Directors: Hottinger Finanz & Treuhand (Switzerland) Director or member of the Supervisory
Board:AXA, AXA France IARD,
AXA France Vie, Intercom,
Hottinger International Fund (Luxemburg)
and Hottinger International Asset
Management (Luxemburg) Non-voting member of the Board: Didot Bottin
Henri Lachmann Chairman of the Supervisory Board of Schneider Electric	May 1996	2009 AGM	Chairman of the Supervisory Board:
Schneider Electric Chairman of the Board of Directors: Centre Chirurgical Marie Lannelongue Vice-Chairman and member of the Supervisory Board: Vivendi Director or member of the Supervisory Board: AXA, AXA Assurances IARD Mutuelle, AXA-ONA (Morocco), Groupe Norbert Dentressangle and ANSA Non-voting member of the Board: Fimalac and Tajan
Gérard Mestrallet Chairman and Chief Executive Officer of Suez	January 1997	2007 AGM	Chairman and Chief Executive Officer:
Suez Chairman of the Board of Directors: Suez Energie Services,
Suez Environnement,
Suez-Tractebel (Belgium) and
Electrabel (Belgium)
Vice-Chairman: Hisusa (Spain) and
Aguas de Barcelona (Spain) Director or member of the Supervisory
Board: AXA, Saint-Gobain and
Pargesa Holding S.A (Switzerland)

2005	2004	2003	2002
Chairman and Chief Executive Officer:
Sofibus
Chief Executive Officer and Director:
Financière Hottinguer
Chairman of the Supervisory Board:
Emba NV (The Netherlands)
Chairman of the Board of Directors:
Hottinger Bank & Trust Limited
(Nassau, Bahamas)
Chairman: Hottinger & Co., Bale
(Switzerland)
Vice-Chairman: Gaspee (Switzerland)
Chief Officer of the Board of Directors:
Hottinger Finanz & Treuhand (Switzerland)
Director or member of the Supervisory
Board: Intercom,
Hottinger International Fund (Luxemburg),
Hottinger International Asset
Management (Luxemburg)
Non-voting member of the Board:
Didot Bottin	Chairman and Chief Executive Officer:
Sofibus
Chief Executive Officer and Director:
Financière Hottinguer,
Intercom, Profinor
Chairman of the Supervisory Board:
Emba NV (The Netherlands)
Vice-Chairman: Gaspee (Switzerland)
Chief Officer of the Board of Directors:
Hottinger Finanz & Treuhand (Switzerland)
Director or member of the Supervisory
Board: FINAXA,
Hottinger International Fund (Luxemburg),
Hottinger International Asset
Management (Luxemburg)
Non-voting member of the Board:
Didot Bottin	Chairman and Chief Executive Officer:
Sofibus
Chairman of the Supervisory Board:
Crédit Suisse Hottinguer,
Emba NV (The Netherlands)
Chairman:
Hottinguer Capital Corp. (US)
Vice-Chairman: Gaspee (Switzerland)
Managing Partner:
Hottinguer & Cie (Zurich)
Senior Chief Officer and Director:
Financière Hottinguer, Intercom
Director or member of the Supervisory
Board: FINAXA,
Hottinger International Fund (Luxemburg),
Hottinger International Asset
Management (Luxemburg),
Swiss Helvetia Fund Inc.,
Hottinguer US, Inc.
Non-voting member of the Board:
Didot Bottin
Chairman and Chief Executive Officer:
Sofibus
Chairman of the Supervisory Board:
Crédit Suisse Hottinguer,
Emba NV (The Netherlands)
Chairman:
Hottinguer Capital Corp. (US)
Vice-Chairman: Gaspee (Switzerland)
Managing Partner:
Hottinguer & Cie (Zurich)
Senior Chief Officer and Director:
Intercom
Director or member of the Supervisory
Board: FINAXA,
Investissement Provence S.A.,
Hottinger International Fund (Luxemburg),
Hottinger International Asset
Management (Luxemburg),
Swiss Helvetia Fund Inc.,
Hottinguer US, Inc.
Non-voting member of the Board: Didot Bottin

Chairman and Chief Executive Officer:
Schneider Electric
Chairman of the Board of Directors:
Centre Chirurgical Marie Lannelongue
Director or member of the Supervisory
Board:
AXA Assurances Vie Mutuelle,
AXA Assurances IARD Mutuelle,
AXA Courtage Assurance Mutuelle,
Vivendi Universal,
Groupe Norbert Dentressangle
Non-voting member of the Board: Fimalac	Chairman and Chief Executive Officer:
Schneider Electric
Director or member of the Supervisory
Board:
AXA Assurances Vie Mutuelle,
AXA Assurances IARD Mutuelle,
AXA Courtage Assurance Mutuelle,
FINAXA, Vivendi Universal,
Groupe Norbert Dentressangle
Non-voting member of the Board:
Fimalac
Chairman and Chief Executive Officer:
Schneider Electric
Vice-Chairman:
AXA Assurances Vie Mutuelle,
AXA Assurances IARD Mutuelle,
AXA Courtage Assurance Mutuelle
Director or member of the Supervisory
Board:
FINAXA, Vivendi Universal,
Groupe Norbert Dentressangle
Non-voting member of the Board:
Fimalac	Chairman and Chief Executive Officer:
Schneider Electric
Director or member of the Supervisory
Board:
AXA Assurances Vie Mutuelle,
AXA Assurances IARD Mutuelle,
AXA Courtage Assurance Mutuelle,
FINAXA, Vivendi Universal,
Groupe Norbert Dentressangle

Chairman and Chief Executive Officer:
Suez
Chairman: Suez Environnement,
Suez-Tractebel (Belgium),
Electrabel (Belgium)
Vice-Chairman: Hisusa (Spain),
Sociedad General de Aguas de
Barcelona (Spain)
Director or member of the Supervisory
Board:
Compagnie de Saint-Gobain,
Pargesa Holding S.A. (Switzerland)	Chairman and Chief Executive Officer:
Suez
Chairman: Suez Environnement,
Suez-Tractebel (Belgium),
Electrabel (Belgium)
Vice-Chairman: Hisusa (Spain)
Sociedad General de Aguas de
Barcelona (Spain)
Director or member of the Supervisory
Board:
Crédit Agricole S.A.,
Compagnie de Saint-Gobain, Taittinger,
Pargesa Holding S.A. (Switzerland)	Chairman and Chief Executive Officer:
Suez
Chairman: Suez-Tractebel (Belgium),
Hisusa (Spain)
Vice-Chairman: Sociedad General de
Aguas de Barcelona (Spain)
Director or member of the Supervisory
Board:
Crédit Agricole S.A.,
Compagnie de Saint-Gobain, Taittinger,
Pargesa Holding S.A. (Switzerland),
Electrabel (Belgium)	Chairman and Chief Executive Officer:
Suez
Chairman:
Société Générale de Belgique (Belgium),
Tractebel (Belgium)
Vice-Chairman: Hisusa (Spain),
Sociedad General de Aguas de
Barcelona (Spain)
Director or member of the Supervisory
Board:
Crédit Agricole S.A.,
Compagnie de Saint-Gobain, Taittinger,
Pargesa Holding S.A. (Switzerland)

Name Present principal occupation	First appointment	Term of office	2006
or employment
Michel Pébereau Chairman of the Board of Directors of BNP Paribas	January 1997	2009 AGM	Chairman of the Board of Directors:
BNP Paribas Director or member of the Supervisory
Board: AXA, Saint-Gobain, Total,
Lafarge, Banque Marocaine pour
le Commerce et l’Industrie (BMCI) and
Pargesa Holding S.A. (Switzerland) Non-voting member of the Board: Galeries Lafayette
Ms. Dominique Reiniche Chairman Europe of The Coca-Cola Company	April 2005	2009 AGM	Chairman Europe:
The Coca-Cola Company Member of the Supervisory Board: AXA Member: Advisory Board of ING Direct and

of the Executive Committee of the MEDEF
Ezra Suleiman Professor of Politics and Chair of the Committee for European Studies, Princeton University (United States)	April 2003	2007 AGM	Professor of Politics and Chair of
the Committee:
Princeton University (United States) Director or member of the Supervisory
Board: AXA, AXA Financial Inc. (United States),
AXA Equitable Life Insurance Company
(United States), MONY Life Insurance
Company (United States),
MONY Life Insurance Company
of America (United States) Associate Professor: Institut d’Etudes Politiques (Paris) Member of the Management Committee: Institut Montaigne, Centre Américain,
Institut d’Etudes Politiques (Paris) Member of the Editorial Committee: Rédaction de Comparative Politics,
La Revue des Deux Mondes and
Politique Internationale Member: Council on Foreign Relations (New York),
HEC International Advisory Board
Jacques Tabourot Member of the Supervisory Board of AXA, representing the employee shareholders	April 2004	2008 AGM	Member of the Supervisory Board:
AXA, representing the employee
shareholders

2005	2004	2003	2002
Chairman of the Board of Directors:
BNP Paribas
Director of member of the Supervisory
Board:
Saint-Gobain, Total, Lafarge,
BNP Paribas UK (United Kingdom),
Banque Marocaine pour le Commerce et
l’Industrie (BMCI)
Non-voting member of the Board:
Galeries Lafayette	Chairman of the Board of Directors:
BNP Paribas
Director of member of the Supervisory
Board:
Saint-Gobain, Total, Lafarge,
BNP Paribas UK (United Kingdom),
Banque Marocaine pour le Commerce et
l’Industrie (BMCI)
Non-voting member of the Board:
Galeries Lafayette	Chairman of the Board of Directors:
BNP Paribas
Director of member of the Supervisory
Board:
Saint-Gobain, Total, Lafarge,
Dresdner Bank AG Francfort (Germany),
BNP Paribas UK (United Kingdom)
Non-voting member of the Board:
Galeries Lafayette	Chairman and Chief Executive Officer:
BNP Paribas
Director or member of the Supervisory
Board:
Saint-Gobain, Total Fina Elf, Lafarge,
Dresdner Bank AG (Germany),
BNP Paribas UK (United Kingdom)
Non-voting member of the Board:
			Galeries Lafayette

Chairman Europe: The Coca-Cola Company Director: Essilor Member: Advisory Board of ING Direct and of the Executive Committee of the MEDEF	Chairman: Coca-Cola Enterprise – Groupe Europe Member: Advisory Board of ING Direct	Chairman: Coca-Cola Enterprise – Groupe Europe	Chairman and Chief Executive Officer: Coca-Cola Enterprise Vice-Chairman: Coca-Cola Enterprise – Groupe Europe

Professor of Politics and Chair of
the Committee:
European Studies,
Princeton University (United States)
Associate Professor:
Institut d’Etudes Politiques (Paris)
Member of the Management Committee:
Institut Montaigne, Centre Américain,
Institut d’Etudes Politiques (Paris)
Member of the Editorial Committee:
Comparative Politics, La Revue
des Deux Mondes, Politique Internationale
Member:
Council on Foreign Relations (New York),
HEC International Advisory

Member of the Supervisory Board: AXA, representing the employee shareholders	Member of the Supervisory Board: AXA, representing the employee shareholders

Service contracts between the AXA Group and members of the Supervisory Board

Mr. Jacques Tabourot, employee shareholder representative on the Supervisory Board, is currently party to an employment contract with the GIE AXA as a “Cadre de réserve”.

Self-review

In addition to the ongoing dialogue between members concerning Supervisory Board operations, the Supervisory
Board has conducted, each year since 2002, an annual self-review. This process involves individual interviews and a specially devised questionnaire.

Supervisory Board Committees

The Supervisory Board benefits from the work of the Audit Committee, Finance Committee, the Selection, Ethics,
Governance and Human Resources Committee as well as the Compensation Committee.

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

Audit Committee

On December 31, 2006, the Audit Committee had four members having either finance or accounting expertise, all of whom were determined by the Supervisory Board to be independent according to the criteria contained in the Bouton
Report and in the Sarbanes-Oxley Act. They were David Dautresme (Chairman), Anthony Hamilton, Henri Lachmann
and Ezra Suleiman.

On April 11, 2006, Jacques de Chateauvieux left this Committee. On May 14, 2007, David Dautresme left this
Committee when he left the Supervisory Board and was replaced by Jean-Martin Folz. Anthony Hamilton became
Chairman of the Audit Committee at that date.

The Audit Committee met eight times in 2006. The overall attendance rate was 71%.

Under the internal regulations of the Supervisory Board and the charter of the Audit Committee approved by the
Supervisory Board, the Committee’s missions are as follows:

– to review the Company’s interim and annual financial statements before they are presented to the Supervisory Board, and examine certain financial disclosures released by the Company;

– to control the appointment, compensation and replacement of, and oversee, the external auditors of the Group and, where legally permissible, the auditors of its subsidiaries and review audit programs, findings and recommendations, as well as any actions taken in light of these recommendations;

– to work with the Management Board and Group Internal Audit in order to review the Internal Audit Guidelines (for subsidiaries) and the structure of internal audit operations;

– to assess the independence of statutory auditors by examining their relationships with the AXA Group in particular,

by examining all fees for audit services, audit related services and any other services;

– to supervise the subject and performance of outside audits when the assignment does not pertain to financial statement audits (in particular support for the implementation of new accountings standards); and

– to review the appointment and replacement of statutory independent auditors for Group subsidiaries.

The Audit Committee may also on its own initiative or in response to requests from the Management Board or from the
Company’s statutory independent auditors:

– examine matters or events that expose the AXA Group to a significant risk;

– review the accounting rules in force at AXA, and review any proposed changes in method, policy or principle;

– review the program and objectives of AXA’s Internal Audit Department, as well as any findings or reports issued by this Department or by outside audit firms. It may commission internal or external audits as needed and monitors the execution of internal controls;

– notify Company management and, if it deems necessary, the shareholders, of any issue likely to have a material impact on the Group’s net worth or financial condition; and

– consider any matter it deems necessary, and report the findings to the Supervisory Board.

Finance Committee

As of December 31, 2006, the Finance Committee was comprised of four members, one of whom met the independence criteria set forth in the Bouton Report: Claude Bébéar (Chairman), Henri Lachmann, Michel Pébereau and Jacques Tabourot.

The Committee met four times in 2006. The global attendance rate was 88%.

The Finance Committee:

- examines the Group’s financial structure and reviews the broad outlines governing AXA’s asset management policy;

- examines plans to sell real-estate or equity interests whose appraised value exceeds the authorizations granted to the Management Board by the Supervisory Board;

- reviews all material financial transactions involving AXA that are proposed by the Management Board; and

- examines all acquisition plans over €500 million.

Selection, Ethics, Governance and Human Resources Committee

As of December 31, 2006, the Selection, Ethics, Governance and Human Resources Committee was comprised of four members, two of whom met the independence criteria set forth in the Bouton Report: Jean-René Fourtou (Chairman),
Gérard Mestrallet, Michel Pébereau and Ezra Suleiman.

The Committee met four times in 2006. The global attendance rate was 88%.

The Selection, Ethics, Governance and Human Resources Committee:

– formulates recommendations to the Supervisory Board on appointments to the Supervisory Board or the
Management Board, including their respective chairmen and vice-chairmen, as well as on all appointments to the
Supervisory Board’s special purpose committees, including their respective chairmen;

– also makes suggestions to the Supervisory Board regarding the succession plan of the Management Board members, and is informed of the succession plans of the Group’s main managers;

– is notified of the appointments of AXA’s main executive officers, in particular members of the Executive Committee;
and

– is notified of AXA’s strategy in terms of Human Resources management.

Compensation Committee

As of December 31, 2006, the Compensation Committee had four independent members who qualify as independent pursuant to the criteria set forth in the Bouton Report: Henri Hottinguer (Chairman), David Dautresme, Anthony
Hamilton and Gérard Mestrallet.

On February 27, 2006, Jean-René Fourtou left this Committee. On May 14, 2007, Henri Hottinguer and David Dautresme
left this Committee, when they left the Supervisory Board and were replaced by Jacques de Chateauvieux as Chairman and Norbert Dentressangle.

The Committee met three times in 2006. The global attendance rate was 77%.

The Compensation Committee:

– makes recommendations to the Supervisory Board on compensation levels for Management Board members, on the amount of directors’ fees to be submitted to a vote by the shareholders, and on proposed stock options grants to members of the Management Board;

– examines the performance of the Management Board members and gives an account of its conclusions to the
Supervisory Board;

– issues an opinion on Management Board recommendations related to the policies and procedures governing executive pay and the Company’s proposed stock option grants to employees; and

– is informed by the Management Board of compensation levels set by the boards of AXA Group subsidiaries.

Management Board

The Management Board is the Company’s collegial decision-making body.

The Management Board holds weekly meetings to discuss Group strategy and operations.

It operates in accordance with a set of Internal Regulations.

Acting on the recommendation of its Selection, Ethics, Governance and Human Resources Committee, the Supervisory
Board appointed Mr. Alfred Bouckaert as member of the AXA Management Board on October 11, 2006.

The AXA Management Board currently has six members who will serve for a 3-year term expiring on October 11, 2009.

Each Management Board member has been assigned responsibility for a specific aspect of Company management.

Current members of the Management Board are:

– Henri de Castries (52), Chairman,

– Alfred Bouckaert (60), Chief Executive Officer for Northern, Central and Eastern Europe,

– Claude Brunet (49), in charge of Transversal Operations and Projects, Human Resources, Brand and Communication,

– Christopher Condron (59), President and CEO of AXA Financial, Inc. (United States),

– Denis Duverne (53), Chief Financial Officer,

– François Pierson (59), Chairman and CEO of AXA France, also responsible for Large Risks, Assistance and AXA Canada.

Members of the Management Board devote their time to the management of the Group and do not hold directorships on outside Boards of other private companies with the exception of Mr. Condron who holds two such outside directorships (Central Supply Corp. and KBW, Inc.).

Positions held by the Management Board members at Group subsidiaries

Member of the Management Board	Position within Group Subsidiaries
Henri de Castries – Chairman	Chairman of the Management Board: AXA (a)
Chairman of the Board of Directors:
AXA Assurances IARD Mutuelle
AXA Assurances Vie Mutuelle
AXA Financial, Inc. (United States)
Director or member of the Supervisory Board:
AXA France IARD
AXA France Vie
AXA UK Plc (United Kingdom)
AllianceBernstein Corporation (United States)
AXA Equitable Life Insurance Company (United States)
AXA Belgium (Belgium)
AXA Holdings Belgium (Belgium)
AXA America Holdings Inc. (United States)
MONY Life Insurance Company (United States)
MONY Life Insurance Company of America (United States)
(a) Mandates subject to the accumulation rules (pursuant to the provisions of the French Company Code).

Member of the Management Board	Position within Group Subsidiaries
Alfred Bouckaert	Member of the Management Board: AXA (a)
Managing Director:
AXA Holdings Belgium (Belgium)
AXA Belgium (Belgium)
Chairman of the Board of Directors:
AXA Luxembourg (Luxemburg)
AXA Assurances Luxembourg S.A. (Luxemburg)
AXA Assurances Vie Luxembourg (Luxemburg)
AXA Participations Belgium (Belgium)
AXA Bank Belgium (Belgium)
L’Ardenne Prévoyante (Belgium)
Viaxis (Belgium)
Chairman Managing Director:
Royale Belge Investissements (Belgium)
Director or member of the Supervisory Board:
Servis (Belgium)
Servis-Life (Belgium)
Contere (Luxemburg)
AXA Nederland BV (The Netherlands)
AXA Verzekeringen (The Netherlands)
AXA Konzern AG (Germany)
AXA Bank AG (Germany)
AXA ART Versicherung AG (Germany)
Consuco (Belgium)
De Waere (Belgium)
Claude Brunet	Member of the Management Board: AXA (a)
Chairman: AXA Technology Services (S.A.S.)
Chairman of the Management Board: GIE AXA Université
Director or member of the Supervisory Board:
AXA Group Solutions
GIE AXA Group Solutions
AXA Japan Holding Co., Ltd (Japan)
AXA Aurora Ibérica S.A. de Seguros y Reaseguros (Spain)
AXA Aurora Vida S.A. de Seguros y Reaseguros (Spain)
AXA Aurora S.A. (Spain)
AXA Business Services (India)
Permanent representative: of AXA to the board of AXA Cessions
(a) Mandates subject to the accumulation rules (pursuant to the provisions of the French Company Code).

Member of the Management Board	Position within Group Subsidiaries
Christopher Condron	Member of the Management Board: AXA (a)
Director, “President” and Chief Executive Officer:
AXA Financial, Inc. (United States)
Director, Chairman of the Board, “President” and Chief Executive Officer:
AXA Equitable Life Insurance Company (United States)
AXA Financial Services, LLC (United States)
MONY Life Insurance Company (United States)
MONY Life Insurance Company of America (United States)
MONY Financial Services, Inc. (United States)
AXA Life and Annuity Company (United States)
AXA Distribution Holding Corporation (United States)
Chairman of the Board, President and Chief Executive Officer:
MONY Holdings, LLC (United States)
Director and President:
AXA America Holdings Inc. (United States)
Director, Chairman and President:
ACMC, Inc. (United States)
Director and Chairman:
U.S. Financial Life Insurance Company (United States)
Financial Marketing, Inc. (United States)
Director:
AllianceBernstein Corporation (United States)
AXA Art Insurance Corporation
Central Supply Corp. (b)
American Council of Life Insurers (ACLI) (b)
KBW, Inc. (United States) (b)
Director and member:
Financial Services Roundtable (b)
Member of the Management Committee:
AXA Technology Services
Director and Treasurer:
The American Ireland Fund (United States) (b)
Denis Duverne	Member of the Management Board: AXA (a)
Chairman and Chief Executive Officer: AXA America Holdings Inc. (United States)
Director or member of the Supervisory Board:
AXA France IARD
AXA France Vie
AXA UK Plc (United Kingdom)
AXA Financial, Inc. (United States)
AXA Equitable Life Insurance Company (United States)
AllianceBernstein Corporation (United States)
AXA Assicurazioni (Italy)
AXA Italia S.p.A. (Italy)
AXA Belgium (Belgium)
AXA Holdings Belgium (Belgium)
MONY Life Insurance Company (United States)
MONY Life Insurance Company of America (United States)
(a) Mandates subject to the accumulation rules (pursuant to the provisions of the French Company Code).
(b) These companies / organizations are not affiliated with the AXA Group.

Member of the Management Board	Position within Group Subsidiaries
François Pierson	Member of the Management Board: AXA (a)
Chairman and Chief Executive Officer:
AXA France IARD (a)
AXA France Vie (a)
Chairman:
AXA France Assurance (S.A.S.)
Chairman of the Board of Directors:
AXA Corporate Solutions Assurance
Vice-Chairman of the Board of Directors:
AXA Canada Inc. (Canada)
Director:
AXA Assurances IARD Mutuelle
AXA Assurances Vie Mutuelle
AXA Japan Holdings Ltd (Japan)
AXA-ONA (Morocco)
Permanent Representative:
of AXA France IARD to the Board of UCAR (a)
(a) Mandates subject to the accumulation rules (pursuant to the provisions of the French Company Code).

Expertise and experience of the Management Board members

Henri de Castries
1980 – 1984: French Finance Ministry Inspection Office where he audited government agencies.

1984 – 1989: French Treasury Department where he played an active role in several privatizations.

1989: Joined AXA’s corporate finance division.

1991: AXA’s Corporate Secretary, responsible for dealing with the legal reorganization and merger of Compagnie du

Midi with and into the AXA Group.

1993 – 2000: Senior Executive Vice President for the Group’s asset management, financial and real-estate businesses.
1994: Assumed the additional role of overseeing North American and UK operations.

1996: Played an active role in the UAP merger.

1997: Was appointed Chairman of the Equitable Companies (which later became AXA Financial).

Since May 2000: Chairman of the AXA Management Board.

Alfred Bouckaert

1972 – 1984: Various commercial and credit posts at Chase Manhattan Bank (“Chase”). Last position: Manager of

Commercial Banking for Belgium.

1984 - 1986: General Manager of Chase in Copenhagen.

1986 – 1989: General Manager and Country Manager of Chase in Belgium.

1989 – 1994: In charge of post-sale integration of Chase’s and Crédit Lyonnais’s Belgian Operations following the sale of Chase Manhattan Bank to Crédit Lyonnais France.

1994 – 1999: Head of European Operations of the bank Crédit Lyonnais.

Since April 1999: Managing Director of AXA Royale Belge and regional manager for the Benelux.

Since April 2005: General Manager of the Region AXA Northern Europe.

Since October 2006: Member of the AXA Management Board, Chief Executive Officer for Northern, Central and

Eastern Europe.

Claude Brunet

1988 – 2001: Ford.

1991 – 1992: Corporate Sales Manager of Ford Switzerland.

1992 – 1993: Corporate Sales Manager of Ford France.

1993 – 1996: Chairman and Chief Executive Officer of Ford Belgium.
1996 – 2001: Chairman and Chief Executive Officer of Ford France.

April 2001: Joined the AXA Group as a member of the Executive Committee.

Since February 2002: Member of the AXA Management Board, in charge of Transversal Operations, Human Resources,

Brand and Communication.

Christopher Condron

1989: Head of the Private Client Group of The Boston Company, now Mellon Private Asset Management.

1993: Executive Vice President of Mellon.

1994: Vice-Chairman of Mellon.

1995: Assumed responsibility for The Dreyfus Corporation as Chairman and Chief Executive Officer.

1998: President and Chief Operating Officer of Mellon Bank N.A.

1999 – 2001: President and Chief Operating Officer of Mellon Financial Corporation.

Since May 2001: President and CEO of AXA Financial Inc., Chairman of the Board, President (since May 2002) and

Chief Executive Officer of AXA Equitable Life Insurance Company.

Since July 2001: Member of the AXA Management Board.

Denis Duverne

1979 – 1984: The French Ministry of Finance, IT service of the General Taxes Department (“Direction Générale des

Impôts”).

1984 – 1986: Commercial counselor for the French Embassy in New York.

1986 – 1988: Director of the Corporate Taxes Department for the French Ministry of Finance.

1988 – 1991: Deputy Assistant Secretary for Tax Policy for the French Ministry of Finance.

1991 – 1992: General Secretary of Compagnie Financière IBI.

1992 – 1995: Member of the Executive Committee of Banque Colbert, in charge of operations.

1995: Joined the AXA Group. Responsible for supervision of AXA’s companies in the U.S. and the UK, and has been closely involved in the reorganization process of AXA companies in Belgium and the United Kingdom.
Since February 2003: Member of the AXA Management Board and Chief Financial Officer.

François Pierson

1974: Joined AGP and became Sales Manager.

1990: General Manager of the South-East Region of AXA Assurances and Director of Distribution in that company.

1995: Deputy Chief Executive of AXA Assurances.

1997: Chief Executive Officer of UAP Vie and of Alpha Assurances.

1998: Chief Executive Officer of AXA Conseil.

1999: Chief Executive Officer of AXA Assurances.

Since November 2001: Member of the AXA Management Board, Chairman and Chief Executive Officer of AXA France,

responsible for Large Risks, Assistance and AXA Canada.

Service contracts between the AXA Group and members of the Management Board

The French members of the AXA Management Board (Henri de Castries, Claude Brunet, Denis Duverne, François Pierson) are employed by AXA under an employment contract.

Christopher Condron and Alfred Bouckaert, also members of the Management Board, have employment contracts, respectively, with AXA Equitable in the United States and AXA Belgium.

Absence of any conflicts of interests

The members of the Management Board do not currently hold any directorships or other positions with private companies outside the AXA Group, with the exception of the outside directorships held by Mr. Condron as noted
above. Certain members of the Supervisory Board, however, are executive officers and/or directors of companies that may have dealings from time to time with the AXA Group, and such dealings may include matters such as extensions of credit, purchases of securities (for their own account or for third parties), underwriting of securities and/or furnishing of other types of services or goods. These dealings (as well as any dealings between the Group and the outside companies / organizations where Mr. Condron serves) are generally fully negotiated and effected on arm’s length terms and conditions. Consequently, AXA does not believe these dealings give rise to any potential conflicts of interest between the duties to AXA of the Supervisory and Management Boards’ members and their private interests and/or other duties.

To the best of the Company’s knowledge, there are no arrangements or understandings that have been entered into with major shareholders, customers, suppliers or others pursuant to which a member of the Management Board or
Supervisory Board was selected. Notwithstanding the foregoing, in March 2007, AXA entered into bancassurance partnership agreements with Banca Monte dei Paschi di Siena (BMPS), an Italian bank, which, among other things, provide that the Supervisory Board shall nominate a representative of BMPS for election by the AXA shareholders.
Mr. Giuseppe Mussari was nominated for election in furtherance with these agreements and was elected to the
Company’s Supervisory Board at the Company’s General Shareholders Meeting on May 14.

Absence of any conviction in relation to fraudulent offences,

any official public incrimination and/or sanctions, or any responsibility in a bankruptcy for the last 5 years

To the best of the Company’s knowledge, none of the members of its Management Board or Supervisory Board has been, during the last 5 years (i) subject to any conviction in relation to fraudulent offences or to any official public incrimination and/or sanction by statutory or regulatory authorities, (ii) disqualified by a court from acting as a member of the administrative, management or supervisory bodies of an issuer or from acting in the management or conduct of the affairs of any issuer, or (iii) associated as a member of the administrative, management or supervisory bodies with any company that has declared bankruptcy or been put into receivership or liquidation, provided, however, that AXA has from time to time sold, discontinued and/or restructured certain business operations and voluntarily liquidated affiliated companies in connection with these or similar transactions and certain members of AXA’s Management Board and/or Supervisory Board may have been associated with other companies that have undertaken similar solvent liquidations.

Executive Committee

The Executive Committee’s principal mission is to review and execute AXA Group’s strategy.

The Executive Committee’s composition reflects the structure of the AXA Group. It includes, principally, members of the
Management Board and the CEOs of the Group’s principal business units.

The Executive Committee conducts quarterly business reviews (QBR), during which performance is reviewed. These reviews were introduced in 2000 to provide a clear and consistent framework for:

– reviewing operational performance and monitoring the progress of key projects using quantifiable standards of measurement defined in collaboration with the Management Board;

– assessing the status of Group transversal projects; and

– exchanging ideas and information on key’s Group strategic orientations.

As of May 8, 2007, the Executive Committee was comprised of the following fourteen members, including eight non-
French nationals:

Jean-Raymond Abat	Chief Executive Officer of the Mediterranean region
Alfred Bouckaert	Member of the Management Board, Chief Executive Officer for Northern, Central and Eastern Europe
Claude Brunet	Member of the Management Board, in charge of Transversal Operations, Human Resources, Brand and Communications
Henri de Castries	Chairman of the Management Board
Christopher Condron	Member of the Management Board, President and Chief Executive Officer of AXA Financial, Inc. (United States)
John R. Dacey (a)	Chief Executive Officer for the Japan Asia Pacific
Denis Duverne	Member of the Management Board, Chief Financial Officer
Philippe Egger (b)	Chief Executive of Insurance activities in Switzerland
Frank Keuper (c)	Chief Executive Officer of AXA Konzern AG
Gerald Lieberman	President and Chief Operating Officer of AllianceBernstein (United States)
Nicolas Moreau (d)	Chief Executive Officer of AXA UK-Ireland and Chairman of the Board of Directors of AXA Investment Managers
Andrew Penn (e)	Chief Executive Officer of AXA Asia Pacific Holdings
François Pierson	Member of the Management Board, Chairman and Chief Executive Officer of AXA France, responsible for Large Risks, Assistance and AXA Canada
Eugène Teysen (f)	Chief Executive of Insurance and Bank activities in Belgium
(a) John R. Dacey has been appointed Chief Executive Officer for the Japan Asia-Pacific region since April 11, 2007. He has replaced Philippe Donnet.
(b)  Philippe Egger has been appointed Chief Executive of Insurance activities in Switzerland since January 1, 2007.
(c)  Frank Keuper has been appointed Chief Executive Officer of AXA Konzern AG since January 1, 2007.
(d)  Nicolas Moreau has been appointed Group Chief Executive of AXA UK. He has replaced Dennis Holt. Nicolas Moreau has become Non-Executive Chairman of the Board of AXA Investment Managers since June 30, 2006.
(e)  Andrew Penn has been appointed Chief Executive Officer of AXA Asia Pacific Holdings since October 1, 2006. He has replaced Les Owen.
(f) Eugène Teysen has been appointed Chief Executive of Insurance and Bank activities in Belgium since January 1, 2007.

Business units and subsidiaries

Business units
AXA has seven business units, whose CEOs report directly to the Management Board and its Chairman.
The table below lists these business units and their respective CEOs as of May 8, 2007:

Name	Business unit
Jean-Raymond Abat	Mediterranean region
Alfred Bouckaert	Northern, Central and Eastern Europe region
Christopher Condron	United States
John R. Dacey (a)	Asia-Pacific region and Japan
Nicolas Moreau (b)	United Kingdom and Ireland
Dominique Carrel-Billiard	AXA Investment Managers
François Pierson	France / Canada / AXA Corporate Solutions / AXA Assistance
(a)  John R. Dacey has been appointed Chief Executive Officer for the Japan Asia-Pacific region since April 11, 2007. He has replaced Philippe Donnet.
(b) Nicolas Moreau has been appointed Group Chief Executive of AXA UK. He has replaced Dennis Holt. Nicolas Moreau was also named Non-Executive Chairman of the Board of AXA Investment Managers on June 30, 2006. Dominique Carrel-Billiard, formerly Senior Vice-President in charge of Business Support & Development for asset management, the U.S. insurance activities and reinsurance activities of the AXA Group was named Chief Executive of AXA Investment Managers on June 30, 2006.

Subsidiaries
AXA’s principal subsidiaries, whether publicly traded or not, are governed by:

– a board of directors whose membership includes independent or non-executive directors; and

– various board committees including a compensation committee and an audit committee, whose membership includes independent or non-executive directors.

In 2005, AXA initiated a process designed to harmonize corporate governance standards throughout the Group. This effort is focused, among other matters, on standardizing, to the extent practicable, standards relating to a number of corporate governance matters including board composition and size, directors’ independence criteria, Board
Committees’ and their roles, and directors’ fees.

The Group Governance Standards require the Boards of AXA’s principal subsidiaries to establish an Audit Committee and a Compensation Committee in addition to any other Board committees that they consider necessary or appropriate for their specific businesses. The role, duties, and composition of these Committees (including the requirements for participation of independent directors) are specified in a detailed Audit Committee Standard and Compensation
Committee Standard. The Audit Committee Standard requires the Audit Committee to have a significant component of independent directors in order to ensure that this Committee is strongly independent of management given its critical role in reviewing financial results and other financial information prepared by management, financial reporting and control processes, critical accounting policies, particular accounting issues, fraud and similar issues. In addition, the
Group’s Compensation Committee Standard requires that the Compensation Committee have a minimum of one independent director to ensure a level of independent review and judgment on all senior executive compensation matters.

This standard took effect January 1, 2006, with a 1-year transition period to provide Group companies with sufficient time to implement any necessary changes.

Employees

The table below sets forth the number of salaried employees of the AXA Group over the past three years broken down by line of business and geographic region:

SALARIED EMPLOYEES (Full time equivalent)	As of December 31, 2004	As of December 31, 2005	As of December 31, 2006
Insurance	66,869	68,684	69,528
France (a)	16,124	15,503	15,310
United States	6,415	6,104	6,090
Japan	3,020	3,028	3,011
United Kingdom (b)	12,228	14,055	14,017
Germany	7,483	7,302	7,360
Belgium (including AXA Bank Belgium) (c)	4,814	4,787	4,606
Southern Europe	4,649	4,565	4,430
Other countries	6,526	7,624	8,757
Of which Australia/New Zealand	2,210	2,274	2,530
Of which Hong Kong	823	1,043	1,067
Of which Canada	1,818	1,884	2,182
Of which The Netherlands	700	639	657
Of which Turkey	–	606	573
Of which Morocco	511	504	504
Of which Luxemburg	161	166	170
Of which Switzerland	197	194	201
Of which Singapore	106	314	347
Of which South-East Asia	–	–	362
Of which Central and Eastern Europe	–	–	164
International Insurance	5,610	5,716	5,947
AXA RE	445	463	–
AXA Corporate Solutions Assurance	1,167	1,159	1,171
AXA Cessions	110	130	122
AXA Assistance	3,560	3,639	4,239
Other transnational activities	328	325	415
Asset Management	6,258	6,760	7,577
AllianceBernstein	4,118	4,330	4,932
AXA Investment Managers	2,140	2,430	2,645
Other Financial Services (excluding AXA Bank Belgium) (c)	559	568	625
France	481	488	547
Germany	78	80	78
Services Group	638	625	646
AXA Technology, AXA Consulting and e-business	2,015	2,163	2,649
TOTAL AXA (excluding Winterthur)	76,339	78,800	81,025
TOTAL WINTERTHUR	–	–	14,984
TOTAL	76,339	78,800	96,009

Personnel of non-consolidated companies or companies accounted for using the equity method are not included in the above table. Personnel of companies proportionally consolidated are included pro-rata in accordance with the percentage of consolidation.

(a) A portion of the personnel of AXA’s French affiliates are included in GIEs. In addition, the personnel included in insurance and financial services activities in France are included in the “cadre de convention” of four non-consolidated “mutuelles”.

(b) Including Ireland since January 1, 2004 and AXA Business Services in India.

(c) Employees of AXA Belgium provide services in common for both the insurance activities and the bank activities. Consequently, a split is not available.

Executive compensation

Executive compensation and incentives
The general principles of AXA’s executive compensation policy have been regularly reviewed and approved by the
Compensation Committee of the AXA Supervisory Board. This policy applies to all executive officers of the Company and is adapted to local regulations and practices under the supervision of the Boards of Directors and compensation committees of the Company’s subsidiaries. The effective application of these principles is regularly reviewed by the
Compensation Committee.

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

The fixed compensation of the Chairman of the Management Board (€500,000) has not changed since he was appointed in May 2000.

The variable component of his pay is calculated on the basis of a predefined target amount (€2,500,000 in 2006) and includes three components:

- Group performance, as measured by underlying earnings, P&C revenue and new business contribution in Life;

- AXA stock performance, measured in comparison to that of its competitors; and

- Individual performance, which is evaluated by the Compensation Committee on the basis of the specific objectives set at the beginning of the year.

The amounts awarded to the Chairman of the Management Board as variable compensation demonstrate the genuine variability of this pay component:

- Variable compensation for the year 2000 paid in 2001: €1,381,373

- Variable compensation for the year 2001 paid in 2002: €719,967

- Variable compensation for the year 2002 paid in 2003: €1,419,277

- Variable compensation for the year 2003 paid in 2004: €1,824,728

- Variable compensation for the year 2004 paid in 2005: €2,304,277

- Variable compensation for the year 2005 paid in 2006: €2,671,626

-Variable compensation for the year 2006 paid in 2007: €3,064,149

For other members of the Management Board, four factors are taken into consideration:

- Group performance (underlying earnings, P&C revenue and new business contribution in Life);

- AXA stock price performance compared with its competitors;

- Performance of the business unit or functional area of responsibility, measured against objectives set at the beginning of the year; and

- Individual performance, evaluated on the basis of specific objectives.

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

The table below provides the following information:

– gross compensation paid in respect of 2006 (e), i.e. the fixed component paid in 2006 (a), the variable component earned in 2006 and paid in 2007 (including expatriation allowances paid in 2006) (b), any directors’ fees paid in 2006
(c) and benefits in kind for the year 2006 (d);

– gross compensation paid in 2006 (g), i.e. the fixed component paid in 2006 (a), the variable component earned in respect of 2005 and paid in 2006 (including expatriation allowances paid in 2006) (f), any directors’ fees paid in 2006
(c) and benefits in kind for the year 2006 (d);

– and gross compensation paid in 2005, i.e. fixed compensation paid in 2005, the variable component earned in respect of 2004 and paid in 2005 (including expatriation allowances paid in 2005), any directors’ fees paid in 2005 and benefits in kind for the year 2005.

This table also enables comparisons between compensation earned in respect of 2006 and that paid in 2005 and 2006.

	Fixed component for 2006 (€) paid in 2006	Variable component for 2006 (€)	Director’s fees paid in 2006 (€)	Benefits in kind 2006 (€)	Total compensation paid in respect of 2006 (€)	Variable component paid in 2006 (€)	Total compensation paid in 2006 (€)	Variable component paid in 2005 (€)	Total compensation paid in 2005 (€)
	(a)	(b)	(c)	(d)	(e) = (a)+(b)+(c)+(d)	(f)	(g) = (a)+(f)+(c)+(d)
Management Board members
H. de Castries (in France)	500,000	3,064,149	189,883	4,150	3,758,182	2,671,626	3,365,659	2,304,277	2,935,237
A. Bouckaert (in Belgium) (1)	600,000	848,374	134,873	2,033	1,585,280	667,823	1,404,729	475,584	1,103,252
C. Brunet (in France)	340,000	910,342	70,000	4,150	1,324,492	954,859	1,369,009	854,486	1,226,607
D. Duverne (in France)	400,000	1,396,802	47,260	4,150	1,848,212	1,219,548	1,670,958	1,000,552	1,436,524
C. Condron (in the US)	796,000	3,661,600	–	217,358	4,674,958	3,502,400	4,515,758	3,633,575	4,572,851
F. Pierson (in France)	400,000	1,255,621	39,982	17,076	1,712,679	1,339,621	1,796,679	1,144,339	1,597,868
Executive Committee members (On December 31, 2006)
J.R. Abat (in Spain) (2)	270,000	523,334	30,866	34,496	858,696	518,717	854,079	458,861	781,465
P. Donnet (in Singapore) (3)	501,333	861,938	6,019	359,749	1,729,239	713,663	1,580,964	1,052,509	1,798,368
J. Lieberman (in the US)	159,200	8,055,520	–	122,640	8,337,360	8,055,520	8,337,360	2,782,201	3,075,561
N. Moreau (in the UK) (4)	380,050	1,453,029	50,000	121,974	2,005,053	1,375,151	1,927,175	1,066,266	1,489,597
Andrew Penn (in Australia) (5)	429,316	420,000	–	26,251	875,567	401,029	856,596	266,987	694,669
Eugène Teysen (in Belgium) (6)	357,722	458,800	26,246	34,257	877,025	179,156	597,381	–	140,680
TOTAL	5,133,821	22,909,509	595,129	948,284	29,586,743	21,599,113	28,276,347	15,039,637	20,852,679

(1)  A. Bouckaert was appointed as member of the Management Board on October 11, 2006.

(2)  Compensation and benefits in kind paid to J.R. Abat include benefits paid in respect of his expatriate status in Spain.

(3)  Compensation and benefits in kind paid to P. Donnet include benefits paid in respect of his expatriate status in Japan, then in Singapore from April 1, 2006.

(4)  Compensation and benefits in kind paid to N. Moreau include benefits paid in respect of his expatriate status in the UK from July 1, 2006.

(5)  A. Penn was appointed as member of the Executive Committee on October 1, 2006.

(6)  E. Teysen joined AXA on August 16, 2005 and has been appointed as member of the Executive Committee on October 1, 2006. Compensation and
benefits in kind paid to E. Teysen include benefits paid in respect of his expatriate status in Germany until December 31, 2006.

Substantial differences in the tax systems to which AXA’s executive officers are subject make meaningful comparisons of the compensation and benefits they earn difficult. For information, the relevant marginal tax rates are as follows:
Australia: 46.5% including an additional 1.5% for Medicare; Belgium: 53.50%; the United States (New York): 41.85%;
Spain: 45.00%; France: 51%, including an additional 11.00% for social taxes; the United Kingdom: 40.00%; Singapore:
20%.

Share ownership of members of the Management Board

	Number of shares and number of units of mutual funds owned as of December 31, 2006
	AXA Shares	AXA ADRs	Units of AXA mutual funds
Henri de Castries	732,439	–	–
Alfred Bouckaert (Belgium)	–	–	90,575.0000
Claude Brunet	132,530	–	4.3915
Christopher Condron (United States)	–	464,750	–
Denis Duverne	351,118	–	606.9399
François Pierson	31,444	–	15,705.2033

Share ownership of members of the Supervisory Board

	Number of shares owned (excluding units
	of mutual funds and other mutual funds’ shareholding)
	owned as of December 31, 2006
	AXA Shares	AXA ADRs
Claude Bébéar	2,628,209	–
Jean-René Fourtou	10,780	1,356
Léo Apotheker (a)	250	–
David Dautresme	35,056	–
Norbert Dentressangle	2,666	–
Jacques de Chateauvieux	2,170	–
Anthony Hamilton	4,436	7,103
Henri Hottinguer	142,459	–
Henri Lachmann	15,675	–
Gérard Mestrallet	2,825	–
Michel Pébereau	4,666	–
Ms Dominique Reiniche	100	–
Ezra Suleiman	3,225	–
Jacques Tabourot	85,188	–
(a) Purchase of 900 shares in January 2007.

Following the merger of FINAXA into AXA, the agreement between certain AXA shareholders (including Messrs Henri de Castries, Claude Bébéar, Denis Duverne) designed to benefit from the wealth tax regime provided by the “Dutreil”
Act of August 1, 2003, was terminated.

Directors’ fees paid to Supervisory Board Members
The members of the Supervisory Board do not receive compensation from the Company with the exception of directors’ fees they receive for attending meetings. The amount of directors’ fees paid to AXA’s Supervisory Board members in the prior two years is indicated in the table below.

	Directors fees paid in 2007 for 2006	Directors fees paid in 2006 for 2005
	(gross amounts, in euros)	(gross amounts, in euros)
Current members of the Supervisory Board
Claude Bébéar	123,456.79	121,309.91
Jean-René Fourtou	110,136.74	118,927.31
Leo Apotheker	40,326.11	37,149.95
David Dautresme	127,601.71	117,510.17
Norbert Dentressangle	31,370.05	n/a
Jacques de Chateauvieux	47,957.26	44,374.19
Anthony Hamilton	66,446.15	57,975.29
Henri Hottinguer	66,186.13	65,864.26
Henri Lachmann	69,030.57	64,375.89
Gérard Mestrallet	50,021.64	59,463.66
Michel Pébereau	66,446.15	60,504.92
Ms Dominique Reiniche	42,008.35	30,351.73
Ezra Suleiman	93,728.39	81,789.24
Jacques Tabourot	65,283.95	64,375.89
Former members of the Supervisory Board
Thierry Breton	n/a	9,959.62
Jacques Calvet	n/a	46,562.90
Bruno Roger	n/a	19,325.10
TOTAL	1,000,000.00	1,000,000.00

The amount of directors’ fees to be paid is determined by the shareholders, in accordance with the Company’s articles of incorporation and bylaws, and apportioned by the Supervisory Board to its members for their Board and Committee duties as follows:

– half of the amount of directors’ fees is distributed evenly among the members of the Supervisory Board as the fixed component;

– a portion of the remainder is distributed among the members of the Supervisory Board in proportion to their actual attendance at the meetings of the Supervisory Board; and

– the remainder is allocated by the Supervisory Board to the various specialized Committees and distributed among their members in proportion to their actual attendance at Committee meetings.

Due to the importance of their role and the additional demands on their time, members of the Audit Committee receive a higher proportion of directors’ fees.

Retirement and pre-retirement pension payments

The Chairman of the Supervisory Board (Mr. Claude Bébéar) received during 2006 a total amount of retirement pension of €433,766.

The representative of the employee shareholders on the Supervisory Board (Mr. Jacques Tabourot) received during
2006 a total amount of €223,447 as a pre-retirement compensation.

Commitments made to corporate directors and officers Pension

The French members of the Management Board of AXA (Messrs Henri de Castries, François Pierson, Denis Duverne,
Claude Brunet), and the representative of the employee shareholders on the Supervisory Board (Mr. Jacques Tabourot)
participate, as all other executives of AXA Group companies in France, in a supplementary pension scheme pursuant to article 39 of the Code Général des Impôts.

This scheme, which has existed from January 1, 1992, has been modified with effect from January 1, 2005.

The new scheme has been approved by the Supervisory Board on December 22, 2004, after having been presented for advice to all work councils and central work councils during the last quarter of 2004.

Under this scheme, a supplementary pension is paid to executives who retire directly from the AXA Group, at 60 or later, and who have a minimum length of service of 10 years, of which at least 5 years of services is at a minimum defined executive level.

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

– 40% of the average remuneration of the past 5 years preceding the retirement date, if this average is superior to
12 annual Social Security ceilings;

– 50% of the average remuneration of the past 5 years preceding the retirement date, if this average is inferior to
8 annual Social Security ceilings;

– 2.4 Social Security ceilings +20% of the average remuneration of the past 5 years preceding the retirement date, if this average is between 8 and 12 annual Social Security ceilings.

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

Mr. Christopher Condron, member of the Management Board and employee of AXA Equitable in the United States, benefits from a contractual supplementary pension arrangement providing for a payment at the age of 65 of an annual pension equivalent to 2% of his annual gross remuneration per year of service within the AXA Group.

The annual gross remuneration is defined as the average of the 36 highest monthly remunerations received during the past 60 months preceding retirement.

Mr. Alfred Bouckaert, member of the Management Board, benefits from a contractual supplementary pension arrangement with AXA Belgium providing for a capital at the age of 65 equivalent to N/40 x (25% T1 + 75% T2) x

12.2221, where:

N = number of years of service

T1 = annual SS ceiling (€44,112 in 2006)

T2 = part of the fixed salary exceeding T1

In case of retirement between 60 and 65, the 25% and 75% coefficients are reduced by 1.6% per year of anticipation.

The financing of this scheme is ensured by an employee contribution of 4% of fixed salary, and a contribution by AXA
Belgium in order to guarantee the capital due at age 65.

The total amount set aside or accrued by AXA S.A. and its subsidiaries to provide pension or retirement to the aforementioned executives is, as at December 31, 2006, €33.8 million; this amount includes the actuarial reserve for the annuity paid to Mr. Claude Bébéar.

Termination provisions
The French members of the Management Board of AXA (Messrs Henri de Castries, François Pierson, Denis Duverne,
Claude Brunet) benefit, as all other executives of AXA Group companies in France, from the regulations provided for under the Agreement of March 3, 1993 signed by the Fédération Française des Sociétés d’Assurances (F.F.S.A.), the
Syndicat National des Cadres de Direction de l’Assurance (CFECGC) and the Syndicat du Personnel de Direction des
Sociétés d’Assurances et de Capitalisation (S.D.A.C.).

Mr. Christopher Condron, member of the Management Board and employee of AXA Equitable in the United States, benefits from a contractual clause stating that in case of termination by the Company for any other reason than cause, he would continue to receive, during a period of 2 years after his departure, a remuneration equivalent to his fixed salary plus target annual bonus, i.e. currently $5 million. Payment of this remuneration would cease immediately, if he were to resume a professional activity during the 2 year period.

Mr. Alfred Bouckaert, member of the Management Board, benefits from a contractual clause with AXA Belgium stating that in case of termination by the Company for any other reason than cause, he would be given a 24 month notice period. If the notice period is not served, he would receive an indemnity equivalent to 24 month remuneration, calculated on the basis of his fixed salary and variable compensation received during the past 12 months preceding the cancellation of the contract.

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

Annual grants are generally made during the first quarter of the year. In 2006, grants were made 20 trading days after the date annual earnings were released, i.e. on March 31, 2006 and the strike price was determined based on the 20 trading days before the grant date.

In the United States, options may be granted during the year to newly-hired or newly-promoted employees or when the performance measures that give rise to option grants are available after the first quarter of the year.

The pool of options allocated to each business unit is essentially determined on the basis of their contribution to Group performance the previous year.

Individual option grants are determined on the basis of the following criteria:

- importance of the job	o role
- importance of the individual in the job	o retention
- importance of the individual in the future	o potential
- quality of the individual contribution	o performance

Individual option grants are approved by the Management Board, with the exception of grants to members of the
Management Board which are approved by the Supervisory Board (acting on the recommendation of its Compensation
Committee).

In 2006, AXA stock option grants were as follows:

-  11,425,312 subscription options at an average price of €28.49 granted to 4,325 employees, representing 0.55 % of the share capital;

- 7,868 purchase options on ADRs granted by AXA Financial at an average price of $34.23 to 7 beneficiaries in the
United States.

On December 31, 2006, 6,643 AXA employees outside the United States and 18,827 employees in the United States1 had been granted stock options.

77,037,416 AXA subscription options and 26,778,265 ADR purchase options, together representing 4.97 % of the share capital, were outstanding on December 31, 2006.

(1) As a result of an AXA Financial all-employee stock option grant in 2001.

Stock options held by Management Board members and Executive Committee members
(options granted but not exercised on December 31, 2006)

BENEFICIARIES	AXA	AXA ADR (a)
Management Board members
H. de Castries (Chairman)	6,143,320	292,308
A. Bouckaert (Belgium)	955,982	–
C. Brunet	1,121,723	–
C. Condron (United States)	1,078,069	1,788,103
D. Duverne	2,010,065	99,932
F. Pierson	2,104,676	–
Supervisory Board members
C. Bébéar (Chairman)	4,939,062	292,310
J. Tabourot	101,566	–
Executive Committee members (On December 31, 2006)
J.R. Abat (in Spain)	571,692	–
P. Donnet (in Singapore)	509,143	–
J. Lieberman (in the US) (b)	–
N. Moreau (in the UK) (c)	360,943	–
A. Penn (in Australia) (d)	61,248	–
E. Teysen (in Belgium)	98,298	–

(a)  As part of AXA’s buyout of minority interests in AXA Financial, the outstanding options on AXA Financial ordinary shares were converted into AXA American Depository Shares (ADR) on January 2, 2001.

(b) Also owns 80,000 shares of stock in Alliance Capital.

(c) Also owns 7,562 stock options on AXA Investment Managers.

(d) Also owns 999,834 options on AXA Asia Pacific Holdings.

Stock options granted and/or exercised by Management Board
and Supervisory Board members in 2006

	AXA STOCK OPTIONS					AXA ADR STOCK OPTIONS
	Options granted			Options exercised		Options granted			Options exercised
Beneficiaries	Number	Expiry date	Price (euros)	Number (a)	Price (euros)	Number	Expiry date	Price (USD)	Number	Price (USD)
Management Board members
H. de Castries (Chairman)	571,913	31/03/2016	28.43	78,791 93,000 11,234	10.73 10.73 10.73	–	–	–	–	–
A. Bouckaert (Belgium)	147,063	31/03/2016	28.43	–	–	–	–	–	–	–
C. Brunet	196,085	31/03/2016	28.43	33,365 37,788	10.73 10.73	–	–	–	–	–
C. Condron (United States)	592,713	31/03/2016	28.61	–	–	–	–	–	290,115 195,629 195,631	12.51 17.58 17.58
D. Duverne	318,637	31/03/2016	28.43	38,417 45,610 45,000 35,000 5,000	10.73 10.73 11.00 11.00 11.00	–	–	–	–	–
F. Pierson	318,637	31/03/2016	28.43	22,000 49,000	10.73 20.45	–	–	–	–	–
Supervisory Board members
C. Bébéar (Chairman)	n/a	n/a	n/a	38,310 655,985	11.79 11.79	n/a	n/a	n/a	–	–
J. Tabourot	n/a	n/a	n/a	18,489 53,000 13,685	11.79 11.79 10.73	n/a	n/a	n/a	–	–

(a) Underlined numbers indicate exercises of options where the AXA shares have been retained or donated by beneficiaries.

Stock options exercised by Claude Bébéar are options granted in 1997 and those exercised by Jacques Tabourot are options granted in 1997 and 2003.

Performance units

Since 2004, stock options have partially been replaced by performance units.

From 2005, performance shares have replaced performance units in France. Performance shares are free shares subject to performance conditions.

Performance units/shares aim to:

– Reward and retain top talents by linking the beneficiary compensation to the intrinsic performance of the AXA Group and their operational business units, as well as performance of the AXA share price on the medium term (2 to 4 years); and

– Reduce shareholder dilution by granting less share options.

Grant criteria for performance units/shares are similar to those used for stock options.

The principle of performance units/shares is as follows:

– Each beneficiary receives an initial grant of performance units/shares used to calculate the actual number of units/shares that will be definitely acquired at the end of a 2-year acquisition period (3 years for the 2004 performance unit plan), under the condition that the beneficiary is still employed by the AXA Group at that date.

– During each year of the acquisition period, half of the performance units/shares initially granted (one third for the 2004 performance unit plan) is subject to collective performance conditions measuring both the AXA Group performance and the beneficiary’s operational business unit performance, based on pre-determined targets.

– The performance targets used for the 2004 and 2005 performance units/shares have been:

• for the business unit: underlying earnings and adjusted earnings; and

• for the AXA Group: underlying earnings and adjusted earnings per share.

– The performance targets in 2006 have been for both the AXA Group and the operational business unit:

• underlying earnings, P&C revenue and New Business Value in Life.

– The degree of achievement for each target determines the number of units/shares actually granted to the beneficiary, which may vary between 0% and 130% of the units/shares at stake each year.

– At the end of the acquisition period, units/shares actually granted each year become definitely acquired, subject to the beneficiary being still employed by the AXA Group.

As far as performance units are concerned:

– Each unit is valued based on the average opening price of the AXA S.A. share during the last 20 trading days of the acquisition period.

– The total amount corresponding to the value of units that are definitely acquired, is paid to the beneficiary as cash compensation.

– If the number of units definitely acquired is equal or larger than 1,000, the beneficiary only receives 70% of the value in order to allow him/her to pay social contributions and income taxes calculated on 100% of that value. 30% of the value is reinvested into AXA S.A. shares which are restricted from sale during a 2-year period, in order to develop employees’ share ownership and align employees and shareholders’ interests.

As far as performance shares are concerned, shares that are definitively acquired at the end of the acquisition period are restricted from sale during a 2-year period.

The amounts corresponding to performance units are charged to expenses each year under the variable accounting method, but do not create any dilution for shareholders since no new shares are issued.

Performance shares represent less shareholder dilution than stock options, due to the smaller grant volume.

The first performance unit plan was launched on March 26, 2004 and 1,037,116 performance units have been initially granted to 2,554 beneficiaries in and outside France.

A second performance unit plan was launched on March 29, 2005 and 938,880 performance units have been initially granted to 1,707 beneficiaries outside France.

A third performance unit plan was launched on March 31, 2006 and 1,453,441 performance units have been initially granted to 2,072 beneficiaries outside France.

The first performance share plan was launched on April 21, 2005, after approval having been obtained at AXA’s Annual
General Meeting of April 20, 2005. A total of 743,310 performance shares have been granted to 1,154 beneficiaries in France.

In addition, 770 employees in France have elected to renounce their performance units granted in 2004 and have been granted an equivalent number of shares on April 21, 2005. In total, they received 250,306 performance shares and
143,630 restricted shares.

A second performance share plan was launched on March 31, 2006. A total of 892,958 performance shares have been granted to 1,186 beneficiaries in France.

Performance Units/Shares Summary
Performance units

Initial grant		Units	Units	Units	Units	Balance as of	Acquisition
Date	Units granted	actually granted	at stake as of 31/12/2006	cancelled as of 31/12/2006	acquired as of 31/12/2006	31/12/2006	Date	Units acquired
26/03/2004	1,037,116	607,133	198,259	462,362	764	650,285	26/03/2007	–
29/03/2005	938,880	525,489	450,113	39,300	547	965,608	29/03/2007	–
31/03/2006	1,453,441	–	1,431,755	21,073	613	1,431,755	31/03/2008	–

N.B.: 1,924 Performance units have been acquired further to the decease of beneficiaries in 2005 and 2006.

Performance / Restricted shares

Initial grant		Shares	Shares	Shares	Shares	Balance as of	Acquisition
Date	Shares granted	actually granted	at stake as of 31/12/2006	cancelled as of 31/12/2006	acquired as of 31/12/2006	31/12/2006	Date	Shares acquired
21/04/2005	743,310	410,828	364,477	13,186	1,046	773,032	21/04/2007	–
21/04/2005	250,306 (a)	138,261	122,991	4,263	102	260,809	21/04/2007	–
21/04/2005	143,630 (b)	143,630	–	2,428	58	141,144	21/04/2007	–
31/03/2006	892,958	–	888,484	4,474	–	884,484	31/03/2008	–

(a) Performance shares granted as a replacement for 250,306 Performance Units 2004 cancelled.

(b) Restricted shares granted as a replacement for 143,630 Performance Units 2004 cancelled.

N.B.: 1,206 shares have been acquired further to the decease of beneficiaries in 2005 and 2006.

Performance units/shares initially granted to the top 10 beneficiaries
(outside the Management Board) during 2006

Number initially granted
Performance units	126,088
Performance shares	61,623

Performance units/shares grants for the Management Board members are:

Performance Units Plan 2004

	Initial grant		Units	Units
	Date	Units granted	actually granted	at stake as of 31/12/2006
H. de Castries	26/03/2004	61,276	23,489	–
A. Bouckaert	26/03/2004	9,804	7,852	3,268
C. Brunet	26/03/2004	16,851	6,460	–
C. Condron	26/03/2004	75,902	57,161	25,302
D. Duverne	26/03/2004	23,898	9,161	–
F. Pierson	26/03/2004	27,574	10,887	–

Performance Units/Shares Plan 2005

	Initial grant		Shares / Units	Shares / Units
	Date	Shares / Units granted	actually granted	at stake as of 31/12/2006
H. de Castries	21/04/2005 21/04/2005 21/04/2005	102,127 40,851 (a) 23,489 (b)	57,192 22,878 23,489	51,063 20,426 –
A. Bouckaert	29/03/2005	15,319	9,317	7,659
C. Brunet	21/04/2005 21/04/2005 21/04/2005	28,085 11,234 (a) 6,460 (b)	15,729 6,292 6,460	14,042 5,617 –
C. Condron	29/03/2005	97,071	54,024	48,536
D. Duverne	21/04/2005 21/04/2005 21/04/2005	42,894 15,932 (a) 9,161 (b)	24,021 8,923 9,161	21,447 7,966 –
F. Pierson	21/04/2005 21/04/2005 21/04/2005	45,957 18,383 (a) 10,887 (b)	25,568 10,227 10,887	22,978 9,192 –

(a) Performance shares granted as a replacement for Performance Units 2004 cancelled.

(b) Restricted shares granted as a replacement for Performance Units 2004 cancelled.

Performance Units/Shares Plan 2006

	Initial grant		Shares / Units	Shares / Units
	Date	Shares / Units granted	actually granted	at stake as of 31/12/2006
H. de Castries	31/03/2006	57,191	–	57,191
A. Bouckaert	31/03/2006	14,706	–	14,706
C. Brunet	31/03/2006	19,608	–	19,608
C. Condron	31/03/2006	59,271	–	59,271
D. Duverne	31/03/2006	31,864	–	31,864
F. Pierson	31/03/2006	31,864	–	31,864

Units	Units	Balance as of	Acquisition
cancelled as of 31/12/2006	acquired as of 31/12/2006	31/12/2006	Date	Units acquired
64,340	–	–	–	–
–	–	11,120	26/03/2007	–
17,694	–	–	–	–
–	–	82,463	26/03/2007	–
25,093	–	–	–	–
29,270	–	–	–	–

Shares / Units	Shares / Units	Balance as of	Acquisition
cancelled as of 31/12/2006	acquired as of 31/12/2006	31/12/2006	Date	Shares / Units acquired
– – –	– – –	108,255 43,304 23,489	21/04/2007 21/04/2007 21/04/2007	– – –
–	–	16,976	29/03/2007	–
– – –	– – –	29,771 11,909 6,460	21/04/2007 21/04/2007 21/04/2007	–
–	–	102,560	29/03/2007	–
– – –	– – –	45,468 16,889 9,161	21/04/2007 21/04/2007 21/04/2007	–
– – –	– – –	48,546 19,419 10,887	21/04/2007 21/04/2007 21/04/2007	–

Shares / Units	Shares / Units	Balance as of	Acquisition
cancelled as of 31/12/2006	acquired as of 31/12/2006	31/12/2006	Date	Shares / Units acquired
–	–	57,191	31/03/2008	–
–	–	14,706	31/03/2008	–
–	–	19,608	31/03/2008	–
–	–	59,271	31/03/2008	–
–	–	31,864	31/03/2008	–
–	–	31,864	31/03/2008	–

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

AXA’s corporate governance principles and practices reflect applicable laws and regulations in France as well as those in the United States, including applicable provisions of the Sarbanes-Oxley Act of 2002 (“Sarbanes”). The composition and responsibilities of AXA’s Supervisory Board, the various Supervisory Board committees that have been established and AXA’s Management Board are set forth earlier in this Item 6. In addition to complying with all applicable laws and regulations concerning corporate governance, AXA’s governance principles and practices and its financial communications also take into account various “best practices” that have developed in recent years in the French, broader European, and U.S. markets. While these best practices are often not mandatory for AXA from a technical point of view, management believes that many of them have become (or will develop into) de facto market standards for large international companies such as AXA as they provide shareholders and financial markets with an important measure of transparency. Management also believes that these best practices help facilitate effective and transparent interaction and dialogue between AXA’s Supervisory Board and Management Board.

AXA has a dual board structure, consisting of a Supervisory Board elected by the shareholders and a Management
Board appointed by the Supervisory Board. This dual governance structure provides a framework governing the exercise of corporate power separating the powers of management (exercised by the Management Board) from those of supervision (exercised by the Supervisory Board). Unlike the Board of Directors of a U.S. company which often includes executive (i.e. “inside”) directors, under French law, AXA’s Supervisory Board may not include any members of executive management or other employees subject only to a limited exception that permits shareholders to elect an employee representative to the Supervisory Board under certain circumstances1. The Supervisory Board evaluates the independence of its members using various criteria including, among others, the recommendations set forth in various
French reports on corporate governance published by the Association Française des Entreprises Privées (AFEP) and the Mouvement des Entreprises de France (MEDEF) (i.e. the Bouton Report as well as the Vienot I and Vienot II reports), as well as the standards set forth in the Sarbanes-Oxley Act for assessing independence of Audit Committee members.
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

With respect to related party transactions, French law requires the Supervisory Board to approve a broadly-defined range of transactions that could potentially create conflicts of interest between AXA, on the one hand, and its directors and officers, on the other hand. While the precise scope of this requirement and its application may differ from those applicable to U.S. companies listed on the NYSE, this requirement is generally consistent with various provisions in the NYSE Governance Rules that require disclosure and/or approval of various types of related party transactions.

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

For additional risks related to our operations, please see Item 3 – “Key informations – Risk factors – Other risks relating to our operation” of this Annual Report.

For more information regarding AXA’s corporate governance, you may also consult Items 7, 9 and 10 of this Annual
Report.

Item 7: Major Shareholders and
Related Party Transactions

CAPITAL OWNERSHIP

To the best of the Company’s knowledge, the table below summarizes the ownership of its outstanding ordinary shares and voting power as of February 28, 2007:

	Number of shares	Capital ownership	Voting power (a)
Mutuelles AXA (directly and indirectly) (c)	298,481,986	14.26%	20.66%
Self held shares (shares held directly by the Company)	3,359,464	0.16%	[0.14%] (b)
Shares held by Company subsidiaries (directly and indirectly)	22,962,469	1.10%	[0.98%] (b)
Employees and agents	103,372,127	4.94%	6.30%
General public	1,665,368,335	79.54%	71.92%
TOTAL	2,093,544,381	100%	100%

(a)  Following the implementation of the Transparency Directive into French law, 223-11 article of the “Règlement Général de l’AMF” – approved by the decree of 18 September 2006 – provides that voting power is calculated on the basis of all the shares to which the votes are attached, notwithstanding the fact that they may be deprived of voting power by law or otherwise (for example, self held shares and shares held by company subsidiaries not entitled to vote under French law).

(b)  Self held shares and shares held by Company subsidiaries may become entitled to vote upon transfer to unaffiliated third-parties.

(c)  The Mutuelles AXA refer to AXA Assurances IARD Mutuelle and AXA Assurances Vie Mutuelle and their respective subsidiairies.

Source: Euronext Notice as of March 2, 2007.

To the best of the Company’s knowledge, except as set forth in the table above, no other shareholder held more than
5% of the Company’s outstanding ordinary shares as of February 28, 2007 except for BNP Paribas which held 5.78% of
AXA’s outstanding ordinary shares at that date representing 5.20% of the total voting power.1

The Company has decided to disclose any ownership in excess of 2% of its outstanding ordinary shares known to it.
To the best of the Company’s knowledge, none of its shareholders owned more than 2% of AXA’s outstanding ordinary shares as of February 28, 2007.

Of the 2,093,544,381 outstanding ordinary shares as of February 28, 2007, 257,724,368 shares entitled their holders to double voting rights as of that date.

To the best of the Company’s knowledge, subsidiaries of the Company do not hold any AXA ordinary shares that are pledged. In addition, to the best of the Company’s knowledge, based on information available to it, as of February 28,
2007, a very small number of individual registered shareholders hold AXA shares that are pledged.

(1) Voting power calculated based on AXA shares with exercisable voting rights.

Significant changes in capital ownership

Significant changes in ownership of the Company’s share capital between December 31, 2004 and December 31, 2006 are set forth in the table below.

	As of December 31, 2006 (a)
	Number of shares	Capital ownership (%)	Number of votes	Voting power (%)
Mutuelles AXA	298,481,986	14.26%	485,761,485	20.66%
of which: – Mutuelles AXA	n/a	n/a	n/a	n/a
– FINAXA	n/a	n/a	n/a	n/a
Self-held shares	2,554,613	0.12%	[2,554,613] (b)	[0.11%] (b)
Shares held by subsidiaries	23,950,970	1.14%	[23,950,970] (b)	[1.02%] (b)
Employees and agents	105,004,498	5.02%	151,907,600	6.46%
General public	1,662,896,247	79.46%	1,688,076,715	71.76%
TOTAL	2,092,888,314	100%	2,352,251,383	100%

(a)  Following the implementation of the Transparency Directive into French law, the 223-11 article of the “Règlement Général de l’AMF” – approved by the 18 September 2006 decree – provides that the voting power is calculated on the basis of all the shares to which the votes are attached, notwithstanding the fact that they may be deprived of voting power by law or otherwise (for example, self-held shares are deprived of voting power under French law).

(b)  Voting power will be valid again once the shares to which they are attached stop being self-held or owned by subsidiaries.

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

Fully diluted capital as of February 28, 2007

The following table indicates the Company’s fully diluted share capital, assuming that the maximum number of new shares is issued following the exercise of all outstanding stock options, warrants and the free allotment of shares.

	Outstanding number	Fully diluted capital
Ordinary shares issued on February 28, 2007 (a)	2,093,544,381	2,093,544,381
Stock options	76,362,751	76,362,751
Freely allotted shares	2,058,667	2,058,667
Stock subscription warrants related to the Shareplan program in Germany	3,040,327	3,048,475
Maximum total number of shares	–	2,175,014,274

(a) Source: Euronext Notice as of March 2nd, 2007.

On January 11, 2007, the meetings of holders of AXA’s 2014 and 2017 convertible bonds were held to vote on an amendment of the final conversion dates of the bonds to January 26, 2007, in exchange for a cash payment in respect of the value of the conversion option.

The meeting of holders of the 2014 convertible bonds approved the amendment. As a result, the bondholders who did not convert their bonds by January 26, 2007, received €16.23 per bond on January 31, 2007. The 2014 convertible bonds are not convertible anymore since January 26, 2007.

As of December 31, 2005				As of December 31, 2004
Number of shares	Capital ownership (%)	Number of votes	Voting power (%)	Number of shares	Capital ownership (%)	Number of votes	Voting power (%)
267,711,761	14.30%	498,858,517	23.19%	388,297,657	20.34%	746,960,225	32.35%
n/a	n/a	n/a	n/a	51,959,561	2.72%	100,862,677	4.37%
n/a	n/a	n/a	n/a	336,338,096	17.62%	646,097,548	27.98%
653,857	0.03%	–	–	–	–	–	–
32,007,788	1.71%	–	–	21,317,674	1.12%	–	–
105,672,937	5.65%	152,473,475	7.09%	98,332,067	5.15%	144,069,477	6.24%
1,465,558,661	78.31%	1,499,634,200	69.72%	1,400,496,772	73.38%	1,418,013,499	61.41%
1,871,605,004	100%	2,150,966,192	100%	1,908,444,170	100%	2,309,043,201	100%

The meeting of holders of the 2017 convertible bonds did not approve the amendment. To fully neutralize the dilutive impact of the 2017 convertible bonds AXA purchased from a banking counterparty, for a total cash amount equivalent to the payment proposed to bondholders, call options on the AXA share with an automatic exercise feature. This feature is such that one option is automatically exercised upon each conversion of a convertible bond.
Consequently, each issuance of a new share resulting from the conversion of the bond will be offset by the delivery by the bank to AXA (and subsequent cancellation) of an AXA share. The issuance of a share in respect to the conversion of the bond and the cancellation by AXA of the AXA share received will offset each other. As a result of this transaction, there will no longer be a change to the outstanding number of AXA shares created by the convertible bond conversion.

As of December 31, 2006, to the best of the Company’s knowledge based on the information available to it, the
Company had approximately:

– 9,898 total registered holders of its ordinary shares (i.e. holding in nominative form); and

– 83,666,378 ADSs outstanding, representing approximately 5% of the outstanding ordinary shares, held by registered holders.

Substantially all of the AXA ADSs were held by U.S. residents. As of December 31, 2006, to the best of the Company’s knowledge based on the information available to it, approximately 14% of the Company’s total outstanding ordinary shares were held by U.S. residents (including the ordinary shares held in the ADR program).

To the best of the Company’s knowledge based on the information available to it, there are no existing arrangements that may, at a future date result in a change of control of the Company.

Related party transactions

For information relating to related party transactions (other than information related to employee shareholding which is set forth below), please see Item 18 – note 27 “Related Party Transactions” of this Annual Report.

For information concerning certain relationships and related party transactions involving AllianceBernstein, see Item 13 of AllianceBernstein’s Form 10-K for the year ended December 31, 2006 on file with the SEC (SEC file no. 001-09818).

Agreement with BNP Paribas

On December 15, 2005, and after authorization on June 29, 2005, by the AXA Supervisory Board, the AXA Group (AXA
and its subsidiaries) and the BNP Paribas Group entered into an agreement that replaces the one in force since
September 12, 2001 (and amended on October 26, 2004).

The new agreement maintains the existing provisions in terms of minimal and stable cross-shareholdings. The AXA
Group undertakes initially to hold at least 43,412,598 shares of BNP Paribas stock; the BNP Paribas Group undertakes initially to hold at least 61,587,465 shares of AXA stock. These amounts will be adjusted thereafter to reflect the impact of capital transactions, including, but not limited to: free allotments of stock or share tenders involving the same company (stock splits, business re-combinations, etc.), capital increases involving either BNP Paribas or AXA, and also provides for a reciprocal repurchase option in the event of a hostile takeover attempt on either AXA or BNP Paribas.

In force for a period of five years as of the date of signature, this agreement is renewable automatically for an initial period of two years and for successive periods of one year thereafter, unless one of the two parties decides to terminate beforehand, in which case it is required to give three months notice prior to the next renewal date.

The agreement was made public by the AMF (Autorité des Marchés Financiers) on December 21, 2005.

Agreement with Schneider

On May 15, 2006, and after authorization on December 21, 2005 by the AXA Supervisory Board, the AXA Group (the
AXA Mutuelles, AXA and its subsidiaries) and the Schneider Group entered into an agreement that provides for the maintenance of minimal cross-shareholdings. Under the terms of this agreement, the AXA Group undertakes to hold at least 2,583,300 shares of Schneider stock and the Schneider Group undertakes to hold at least 8,816,681 shares of
AXA stock. The number of shares held under this cross-shareholding agreement will be adjusted as needed to reflect the impact of capital transactions, including, but not limited to, free allotments of stock or share tenders involving the same company (stock splits, business re-combinations, etc.). In addition, the parties have consented to a reciprocal repurchase option in the event of a hostile takeover attempt on either AXA or Schneider.

In force for a period of one year as of the date of signature, this agreement is renewable automatically for successive periods of one year thereafter, unless one of the two parties decides to terminate beforehand, in which case it is required to give three months notice prior to the next renewal date.

The agreement was made public by the AMF on May 31, 2006.

Employee shareholders

The AXA Group offers its employees an opportunity to become shareholders through a special equity issue reserved exclusively for them.

By virtue of the authorization granted by the shareholders at the Annual General Meeting of April 20, 2005, the
Management Board increased share capital, as provided for by the French Ordonnance of October 21, 1986, through the issue of shares to AXA Group employees under the Shareplan 2006 program. The shareholders waived their preferential subscription rights so that this offering could be made to employees.

In the countries that met the legal and tax requirements, two investment options were offered in 2006:

- the traditional plan, available in 31 countries,

- the investment leverage plan, offered in 32 countries.

New mutual funds with direct voting rights have been created to allow beneficiaries to directly exercise their voting rights.

The Shareplan 2006 program was carried out through a share issue that took place in November 2006 and was open to all Group employees through voluntary contributions.

More than 30,000 employees in 32 countries took part in Shareplan 2006 offering, and participating employees invested a total of €375.5 million (up 23.4% compared with the €304.3 million invested in December 2005), as follows:

- €51.8 million in the traditional plan (versus €33.7 million in December 2005);

- €323.7 million in the investment leverage plan (versus €270.6 million in December 2005).

A total of 15.5 million new ordinary shares were issued, each with a par value of €2.29. These shares began earning dividends on January 1, 2006.

As of December 31, 2006, AXA employees held 4.98% of the Group’s outstanding ordinary shares and 6.41% of the voting rights. These shares are owned through mutual funds or directly, in the form of shares or ADRs.

Item 8: Financial Information

Please see Item 18 “Financial Statements” of this Annual Report.

LEGAL PROCEEDINGS

Please see Item 18 – note 30 “Litigation” of this Annual Report.

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

SIGNIFICANT CHANGES

For a description of certain developments since the date of the annual financial statements included in this Annual
Report, please see Item 18 – note 29 “Events subsequent to December 31, 2006” of this Annual Report.

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

In France, the Company’s ordinary shares are included in the principal index published by Euronext Paris (the “CAC 40
Index”). The Company’s ordinary shares are also included in Euronext 100, the index representing Euronext’s blue chip companies based on market capitalization. The Company’s ordinary shares are also included in the Dow Jones STOXX
50 and Dow Jones Euro STOXX 50, blue chip indices comprised of the 50 most highly capitalized and most actively traded equities throughout Europe and within the European Monetary Union, respectively. In addition, the Company’s ordinary shares are also included in the Dow Jones Euro Stoxx Insurance, insurance related indice for companies within the European Monetary Union.

The table below sets forth, for the periods indicated, the reported high and low closing prices in Euro for the Company’s ordinary shares on the Euronext Paris:

PRICE PER AXA ORDINARY SHARE

Calendar Period	High (€) (a)	Low (€)(a)
2002	25.16	9.14
2003	16.67	8.76
2004
First quarter	18.76	16,02
Second quarter	18.09	15,72
Third quarter	17.66	15.47
Fourth quarter	18.01	15.90
Annual	18.76	15.47
2005
First quarter	20.96	17.72
Second quarter	20.73	18.55
Third quarter	22.62	20.21
Fourth quarter	27.43	21.93
Annual	27.43	17.72
2006
First quarter	29.48	25.59
Second quarter	29.92	23.41
Third quarter	29.52	24.28
Fourth quarter	31.13	28.07
Annual	31.13	23.41
2006 and 2007
November 2006	30.75	28.60
December 2006	30.79	28.07
January 2007	33.19	31.20
February 2007	34.42	32.16
March 2007	32.23	29.53
April 2007	34.15	31.68
May 2007 (through May 15)	34.61	33.50

(a) Following the issue of new shares with preferential subscription rights made by AXA (see Euronext notice n° 2006-1670 published on June 14, 2006), historical share price was adjusted on the basis of the theoretical value of the right (see Euronext notice n° 2006-1719 published on June 16, 2006).

Trading on the New York Stock Exchange

The Bank of New York serves as depositary with respect to the Company’s ADSs traded on the NYSE. Each ADS represents the right to receive one ordinary share.

The table below sets forth, for the periods indicated, the reported high and low closing prices in U.S. dollars for the
Company’s ADSs on the NYSE:

PRICE PER AXA ADS

Calendar Period	High ($)	Low ($)
2002	22.92	9.39
2003	21.47	10.32
2004
First quarter	24.17	19.92
Second quarter	22.21	19.19
Third quarter	21.98	19.18
Fourth quarter	24.82	20.71
Annual	24.82	19.18
2005
First quarter	28.32	23.40
Second quarter	26.86	24.17
Third quarter	28.75	24.83
Fourth quarter	33.33	26.96
Annual	33.33	23.40
2006
First quarter	35.86	31.47
Second quarter	38.62	30.13
Third quarter	37.80	30.73
Fourth quarter	40.55	36.92
Annual	40.55	30.13
2006 and 2007
November 2006	39.19	37.64
December 2006	40.55	37.70
January 2007	43.00	40.60
February 2007	45.33	41.97
March 2007	42.80	39.82
April 2007	46.52	42.51
May 2007 (through May 15)	47.01	45.16

We cannot assure you of the market price of the Company’s ordinary shares or ADSs, and past price is no indication of future performance. We urge you to obtain current market quotations for these securities.

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

Objects and purposes

Under Article 3 of its memorandum and articles of association (“statuts”), AXA’s purpose is generally to:

– acquire, manage and/or dispose of equity interests in French or foreign companies or businesses,

– acquire, manage and/or dispose of listed or unlisted shares or other securities, real and/or personal property, as well as rights and listed or unlisted securities related to such assets, and

– perform any and all industrial, commercial, financial, real or personal property transactions directly or indirectly related to any of the foregoing.

Directors’ issues

In addition to French law provisions, AXA’s statuts include a number of specific provisions concerning members of the
Supervisory Board and Management Board, including the following:

Conflicts of interest

Transactions involving a conflict of interest between a member of the Management Board or Supervisory Board and the
Company are subject to the prior approval of the Supervisory Board. Members of the Supervisory Board in a conflict of interest situation are precluded from voting on matters relating to such conflicts of interests.

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

Retirement

Any member of the Management Board who, during a fiscal year, reaches the age of sixty-five while in office is automatically deemed to have resigned at the end of that fiscal year. However, when a member of the Management
Board reaches that age, the Supervisory Board may choose to extend his term one or more times, provided that the total extended period does not exceed three years.

Members of the Supervisory Board may not stay in office past the age of seventy. However, this rule may be waived by the Supervisory Board for up to one-third of the members of the Supervisory Board (individuals or representatives of legal entities). Members of the Supervisory Board who have exceeded the age limit can only be appointed by shareholders for a maximum two-year period, renewable once.

Shareholding

Article 10-2 of AXA’s statuts provides that members of the Supervisory Board must own at least 100 ordinary shares for their term of office.

Neither French law nor AXA’s statuts, require members of the Management Board to be shareholders of the Company.
However, the Supervisory Board Meeting on February 21, 2007, acting on the recommendation of the Compensation
Committee Meeting of February 20, 2007, set forth guidelines for share ownership applicable to members of the
Management Board. These guidelines provide that each member of the Management Board is required to hold a certain number of shares based on his annual compensation: (i) for the Chairman of the Management Board: ownership of shares worth at least three times his total annual compensation, and (ii) for the other members of the Management
Board: ownership of shares worth at least twice their total annual compensation.

As of February 28, 2007, Messrs Henri de Castries, Alfred Bouckaert, Claude Brunet, Denis Duverne and Christopher
Condron were already in compliance with this requirement.

For additional information concerning the respective powers of the Management and Supervisory Boards, see Item 6
“Directors, Senior Management and Employees” in this Annual Report.

DESCRIPTION

OF AXA’S CAPITAL STOCK

AXA ordinary shares

As of February 28, 2007, there were 2,093,544,381 ordinary shares outstanding, each with nominal value of €2.29. All these ordinary shares were fully paid and non assessable. The following table sets forth changes in the number of outstanding ordinary shares from January 1, 2006 to February 28, 2007:

Date	Operations	Number of shares issued	Issue premium	Number of shares outstanding after the operation	Amount of share capital after the operation (in euros)
2006	Share capital reduction (through the cancellation of shares) following the merger of FINAXA into AXA	(337,490,816)	(5,379,990,858)	1,869,195,640	4,280,458,016
	Exercise of stock options	2,021,262	18,942,856	1,871,216,902	4,285,086,706
	Exercise of stock subscription warrants	4,780	64,773	1,871,221,682	4,285,097,652
	Conversions of bonds	383,322	4,781,199	1,871,605,004	4,285,975,459
	Exercise of stock options	342,060	4,372,946	1,871,947,064	4,286,758,777
	Exercise of stock subscription warrants	14,525	152,438	1,871,961,589	4,286,792,038
	Conversions of bonds	6,749	84,135	1,871,968,338	4,286,807,494
	Exercise of stock options	1,814,067	24,155,528	1,873,782,405	4,290,961,707
	Exercise of stock subscription warrants	19,634	258,328	1,873,802,039	4,291,006,669
	Conversions of bonds	11,826	147,538	1,873,813,865	4,291,033,751
	Exercise of stock subscription warrants	1,326	11,714	1,873,815,191	4,291,036,787
	Exercise of stock options	239,089	3,073,711	1,874,054,280	4,291,584,301
	Exercise of stock options	303,146	2,981,361	1,874,357,426	4,292,278,506
	Exercise of stock subscription warrants	6,120	86,465	1,874,363,546	4,292,292,520
	Conversions of bonds	29,532	1,133,918	1,874,393,078	4,292,360,149
	Share capital increase	208,265,897	3,613,841,064	2,082,658,975	4,769,289,053
	Exercise of stock subscription warrants	353,546	6,484,188	2,083,012,521	4,770,098,673
	Exercise of stock options	2,846,266	43,083,028	2,085,858,787	4,776,616,622
	Exercise of stock subscription warrants	3,953	47,259	2,085,862,740	4,776,625,675
	Share capital reduction by cancellation of shares	(11,273,270)	(279,268,697)	2,074,589,470	4,750,809,886
	New equity issue reserved for employees of AXA	15,472,458	339,536,543	2,090,061,928	4,786,241,815
	Exercise of stock options	2,806,976	34,374,263	2,092,868,904	4,792,669,790
	Exercise of stock subscription warrants	19,352	282,006	2,092,888,256	4,792,714,106
12.31.06	Conversions of bonds	58	2,184	2,092,888,314	4,792,714,239
	Exercise of stock options	607,008	11,581,463	2,093,495,322	4,794,104,287
	Exercise of stock subscription warrants	12,371	164 220	2 093 507 693	4,794,132,617
02.28.07	Conversions of bonds	36,688	1,374,419	2,093,544,381	4,794,216,632

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

Increases in AXA’s share capital may be effected by the issuance of additional ordinary shares which may be effected:

– for cash,

– in satisfaction of indebtedness incurred by AXA,

– for assets contributed to AXA in kind,

– by capitalization of existing reserves, profits or share premium,

– upon conversion, exchange or redemption of equity-linked securities issued by AXA,

– upon the exercise of share warrants or other similar securities consisting of rights to subscribe for ordinary shares or of stock options, or

– in place of a cash dividend.

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

Capital decrease
As provided in the French Commercial Code, AXA’s share capital may generally be decreased only with the approval of two-thirds of the shareholders present or represented by proxy voting together as a single class at an extraordinary shareholders’ meeting. The number of shares may be reduced if AXA either exchanges or repurchases and cancels shares. As a general matter, reductions of capital occur pro-rata among all shareholders, except (1) in the case of a share buyback program, or a public tender offer to repurchase shares (offre publique de rachat d’actions (OPRA)), where such a reduction occurs pro-rata only among tendering shareholders; and (2) in the case where all shareholders unanimously consent to a non pro-rata reduction. AXA may not repurchase more than 10% of its share capital within
18 months from the shareholders’ meeting authorizing the buyback program. In addition, AXA may not cancel more than 10% of its outstanding share capital over any 24-month period and may not hold more than 10% of its share capital in self-held shares and shares owned by subsidiaries.

Self-held shares must be fully paid and held by AXA in registered form. Self-held shares are deemed outstanding under
French law but are not entitled to dividends, voting rights or preemptive rights.

Cross shareholdings and holding of AXA shares by AXA subsidiaries
With the exception of treasury shares that may be held by subsidiaries but which are non-voting, French law prohibits a company from holding AXA shares if AXA holds more than 10% of that company’s share capital. French law also prohibits AXA from owning any interest in a French company holding more than 10% of AXA’s share capital. In the event of a cross-shareholding that violates this rule, the Company owning the smaller percentage of shares in the other company must sell its interest. Until sold, these shares are not entitled to voting rights. Failure to sell these shares is a criminal offence under French law.

Preemptive rights
Under French law, shareholders have preemptive rights to subscribe on a pro-rata basis for additional shares of any equity securities or other securities giving a right, directly or indirectly, to equity securities issued by AXA for cash. During the subscription period relating to a particular offering of shares, shareholders may transfer preferential subscription rights that they have not previously waived. In order to issue additional ordinary shares without preemptive rights, beyond issuances already approved by AXA shareholders, AXA must obtain the approval of two-thirds of the voting rights present or represented by proxy at an extraordinary meeting of AXA shareholders, voting together as a single class.

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

Upon proposal by AXA’s Management Board and subject to prior approval by the Supervisory Board, the shareholders of AXA may decide to allocate all or part of distributable profits to special or general reserves, to carry them forward to the next fiscal year as retained earnings, or to allocate them to the shareholders as dividends. If AXA has earned distributable income since the end of the previous fiscal year, as reflected in an interim income statement certified by its auditors, the Management Board may distribute interim dividends to the extent of the distributable income without shareholders approval in accordance with French law. AXA’s statuts require AXA to distribute dividends to its shareholders pro-rata according to their share holdings. Dividends are payable to holders of shares outstanding on the date of the shareholders’ meeting approving the distribution of dividends, or, in the case of interim dividends, on the date the Management Board meets and approves the distribution of interim dividends.

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

AXA’s statuts provide that AXA ordinary shares may be held in registered or bearer form. Any owner of ordinary shares of AXA may elect to have its ordinary shares held in registered form and registered in its name in an account currently maintained by BNP Paribas for, and on behalf of AXA, or held in bearer form and recorded in its name in an account maintained by an accredited financial intermediary, such as a French broker, bank or other authorized financial institution. Any shareholder may, at its expense, change from one form of holding to the other. Both methods are operated through Euroclear France (which we refer to in this Annual Report as “EUROCLEAR”), an organization which maintains share and other securities accounts of French publicly quoted companies and a central depositary system through which transfers of shares and other securities in French publicly quoted companies between accredited financial intermediaries are recorded.

When AXA ordinary shares are held in bearer form by a beneficial owner who is not a resident of France, EUROCLEAR may agree to issue, upon request by AXA, a bearer depository receipt (certificat représentatif) with respect to such ordinary shares for use only outside France. In this case, the name of the holder is deleted from the accredited financial intermediary’s books. Title to the ordinary shares, represented by a bearer depository receipt, will pass upon delivery of the relevant receipt outside France.

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

French law provides that any person or entity that, directly or indirectly, acting alone or in concert with other shareholders, becomes the owner of more than 5%, 10%, 15%, 20%, 25%, 33 1/3%, 50%, 66 2/3%, 90% or 95% of

the outstanding share capital or voting rights of AXA (including through ownership of ADRs representing ADSs), or whose holding falls below any of these levels, must notify AXA and the AMF in writing within five trading days of exceeding or falling below the relevant level and indicate the number of ordinary shares and voting rights held by it.

In addition, the statuts of AXA provide that any individual or entity acting alone or in concert with others, that acquires ordinary shares resulting in a direct or indirect holding of 0.5% or more of the outstanding share capital or voting rights of AXA, including through the acquisition of ADRs representing the ADSs, must notify AXA by registered letter with return receipt requested within five calendar days of the date of the acquisition (“inscription en compte”) of the ordinary shares or in the case of a holder of ADRs representing ADSs, within five days of the registration of the ADRs representing the ADSs, as a result of which the shareholder, acting alone or in concert with others, has reached or exceeded that percentage. The individual or entity must further notify AXA pursuant to the above conditions each time an additional 0.5% threshold is passed. Any shareholder, including any holder of ADRs representing the ADSs, whose holding falls below any of these thresholds must also notify AXA. In addition and to permit holders of ordinary shares to give the notices required by law and the statuts, AXA is required to publish at the end of the month, the number of outstanding AXA ordinary shares and/or voting rights, if there has been any change during the course of the month.

French law imposes additional reporting requirements on persons who, acting alone or in concert with others, acquire more than 10% or 20% of the outstanding shares or voting rights in AXA. These persons must file with the AMF and AXA a report disclosing their intentions for the 12-month period following the acquisition. The report must specify whether the acquiror intends to continue purchasing shares, acquire control of AXA or seek election of nominees to the Management
Board or Supervisory Board. This report must be filed within ten trading days from the date that either of these thresholds has been crossed. The report is published by the AMF. The acquiror must also publish a press release in a financial newspaper having national circulation in France. Upon any change of intention, the acquiror must file a new report.

In order to facilitate compliance with the notification requirements, a holder of ADRs representing ADSs, may deliver any such notification to The Bank of New York with respect to ADRs representing ADSs and The Bank of New York will, as soon as practicable, forward the notification to AXA and the AMF.

If a shareholder (including an owner of ADRs representing ADSs) fails to comply with these notification requirements, the shareholder will be deprived of voting rights attached to the shares it holds (or underlying its ADRs) in excess of the relevant threshold at all shareholders’ meetings held until the end of a two-year period following the date on which the shareholder has complied with the notification requirements. Failure to comply with the notification requirements set forth in AXA’s statuts will trigger the same voting limitations upon a request by shareholders holding 5% or more of the share capital registered in the minutes of the relevant shareholders general meeting. Furthermore, any shareholder who fails to comply with these notification requirements may have all or part of its voting rights (and not only with respect to the shares in excess of the relevant threshold) suspended for up to five years by court decree at the request of the
Management Board, any AXA shareholder or the AMF. Such shareholders may also be subject to criminal penalties under French law.

Under applicable French stock market regulations, and subject to limited exemptions granted by the AMF, any person or persons acting in concert acquiring one-third or more of the share capital or voting rights of AXA must immediately notify the AMF and initiate a public tender offer for the balance of AXA’s outstanding share capital. The tender offer must also cover all securities issued by AXA that are convertible into, or exchangeable for equity securities.

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

Liquidation rights

If AXA is liquidated, the assets remaining after it pays its debts, liquidation expenses and all prior claims will first be used to repay AXA shareholders up to the amount of the paid-up and non-liquidated capital. Any surplus will be divided among all shareholders, subject to rights arising from the different classes of shares.

Shareholder meetings

Under French law, annual and extraordinary shareholders’ meetings must be convened by means of a preliminary notice published in the BALO at least 30 days prior to the meeting date and indicating the type, agenda, place, date and time of the shareholders’ meeting.

Annual ordinary and extraordinary meetings of AXA shareholders are convened and held in accordance with French law. Any shareholder may attend a properly convened meeting of shareholders in person or by proxy upon confirmation of such shareholder’s identity and ownership of shares at least three days before the shareholders’ meeting, which period may be reduced at the discretion of the Management Board.

Modification of shareholder rights

Under French law, shareholders of a French company generally have the power to amend the statuts of the company.
Such an amendment requires the approval of two-thirds of the shareholders attending or represented at an extraordinary shareholders’ meeting. However, no such extraordinary shareholders’ meetings may decide (i) to increase the liability of the shareholders in respect of the company or a third-party; or (ii) to undermine the individual rights vested in each shareholder (such as voting rights, the right to distributable profits of the company when allocated as dividends, the right to sell one’s shares and the right to sue the company).

Anti-takeover provisions

There are no French anti-takeover statutes similar to the anti-takeover statutes enacted by certain states in the United
States. However, a number of French law provisions may have certain anti-takeover effects. In the case of AXA, the relevant provisions include, among other things:

– AXA’s ability to repurchase its own shares; and

– the existence of AXA shares with double voting rights.

French law requires mergers and certain consolidations to be approved by two-thirds of the shareholders present or represented at the extraordinary shareholders’ meeting called to decide on such matters French law also requires the affirmative vote of the shareholders of the surviving corporation in a merger at an extraordinary general meeting.
However, no general meeting of shareholders is required in the case of a merger of a wholly-owned subsidiary with its parent company.

Convertible/exchangeable bonds

For information on convertible/exchangeable bonds and notes issued by the Company, see note 13 “Shareholders’
Equity, Minority Interests and Other Equity” of the Consolidated Financial Statements included in this Annual Report as
Item 18.

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

Company’s registration statement on Form F-6, filed with the SEC on June 12, 2001 (registration number 333-13376).
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

Owners of ADRs representing ADSs may hold their ADRs either (i) in street name (or bearer form) through a third-party brokerage or safekeeping account, or (ii) in registered form through an account held at The Bank of New York pursuant to which the name of each registered owner of uncertificated ADRs is entered in the books and records of The Bank of New York (commonly referred to as the direct registration system). Under the direct registration system, ownership of uncertificated ADRs is evidenced by periodic statements issued by The Bank of New York to the registered owners of ADRs. The direct registration system includes automated transfers between The Bank of New York and The
Depository Trust Company (DTC), the central book-entry clearing and settlement system in the United States. Owners of ADRs who decide to hold their ADRs through a third-party brokerage or safekeeping account must rely on the procedures of their brokers or banks to assert their rights as owners of ADRs representing ADSs and should consult with them to determine what those procedures are.

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

Upon surrender of an ADR or ADRs at the Corporate Trust Office of the depositary for the purpose of withdrawal of the ordinary shares underlying the ADSs and all other securities, property and cash received by the depositary or the custodian in respect of such ordinary shares, which are collectively referred to as the “Deposited Securities” and are represented by that ADR, and upon payment of the fees and charges provided in the deposit agreement and subject to the other provisions of the deposit agreement, the Deposited Securities and the AXA statuts, the owner of the ADR thereby cancelled, is entitled to the delivery to it, or upon its order, of the Deposited Securities. Delivery of ordinary shares may be made to an account designated by the ADR holder in AXA’s share register currently maintained by BNP
Paribas in the case of ordinary shares held in registered form, or in an account maintained by an accredited financial intermediary in the case of ordinary shares held in bearer form. Under French law, no fractional AXA ordinary shares may be delivered. Therefore, The Bank of New York will only accept the surrender for such purpose of ADRs evidencing
ADSs which represent a whole number of ordinary shares. As a general rule, AXA ordinary shares are not issued in certificated form, see “Form, Holding, Transfer of AXA Ordinary Shares”. Also, for certain limitations on the withdrawal of AXA ordinary shares, see “Transfer of American Depositary Receipts” below.

At the request, risk and expense of any owner surrendering ADRs, The Bank of New York will accept at its Corporate
Trust Office proper documents of title, if available, for the Deposited Securities.

Pre-release of ADRs

Unless AXA instructs the depositary not to, and subject to the terms of deposit agreement, The Bank of New York may execute and deliver ADRs prior to the receipt of the ordinary shares underlying the ADSs evidenced by such ADRs which have been so pre-released and may deliver ordinary shares upon the receipt and cancellation of any pre-released
ADRs. In addition, the Bank of New York may receive ADRs in lieu of ordinary shares in satisfaction of a pre-release.
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

Amounts distributed to owners of ADRs holders will be reduced by any taxes or other governmental charges required to be withheld by the custodian or The Bank of New York, reasonable expenses of the depositary in foreign currency conversions and any other charges of the depositary as provided for under the deposit agreement. If The Bank of New
York determines that any distribution in cash or property is subject to any tax or governmental charges that The Bank of New York or the custodian is obligated to withhold, The Bank of New York may use the cash, or sell, or otherwise dispose of all or a portion of that property to pay the taxes or governmental charges. See “Taxation.”

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

If registration under the Securities Act of 1933 is required in order to offer or sell to the owners of ADRs the securities represented by any rights, The Bank of New York will not make the rights available to ADR owners unless a registration statement is in effect or such securities are exempt from registration. AXA does not, however, have any obligation to file a registration statement or to have a registration statement declared effective. If The Bank of New York cannot make any rights available to ADR owners and cannot dispose of the rights and make the net proceeds available to ADR owners, then it will allow the rights to lapse, and the ADR owners will not receive any value for them. ADR owners may request the delivery of the rights under specific circumstances and subject to certain conditions described in the deposit agreement.

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

If The Bank of New York receives properly completed voting instructions, on or before the date specified, it will either, in its discretion, vote the Deposited Securities in accordance with any non discretionary instructions or insofar as practical and permitted under any applicable provisions of French law and AXA’s statuts forward the instructions to the custodian. If the voting instructions are forwarded to the custodian, the custodian will endeavor, insofar as practicable and permitted under applicable provisions of French law and AXA’s statuts, to vote, or cause to be voted, the Deposited
Securities in accordance with any non-discretionary instructions. The Bank of New York will only vote ordinary shares or other securities that the ADRs represent in accordance with the ADR holder’s instructions. It will not vote if it receives a blank or an improperly completed proxy card. If it receives a properly completed proxy with blank voting instructions, it will vote for AXA proposals and against non-AXA proposals.

In accordance with French law and the statuts of AXA, ordinary shares that have been fully paid and registered in the name of the same holder for at least two full fiscal years will be entitled to double voting rights. Similarly, ADRs that have been beneficially owned by the same holder for two full fiscal years or more and representing ordinary shares held in registered form for two full fiscal years or more, may be entitled to double voting rights. No other ADRs will be entitled to double voting rights. In order to be eligible for double voting rights, each such owner of the ADRs must follow procedures established by The Bank of New York to ensure that the ordinary shares underlying the ADSs evidenced by the ADRs are held in registered form and that the beneficial owner of the ADRs evidencing the ADSs representing these ordinary shares has been the same for at least two full years.

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

Amendment of the deposit agreement
The Bank of New York and AXA may agree to amend the form of the ADRs and the deposit agreement at any time, without the consent of the ADR holders. If the amendment adds, or increases any fees or charges (other than taxes or other governmental charges), or prejudices an important right of ADR holders, it will not take effect as to outstanding
ADRs until 90 days after The Bank of New York has mailed the ADR owners a written notice of any such amendment or amendments. At the expiration of the 90 day-period, each ADR owner by continuing to hold its ADRs, will be considered to agree to the amendment or amendments and to be bound by the deposit agreement as so amended.
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

– collect dividends and other distributions pertaining to Deposited Securities;

– sell rights as provided in the deposit agreement and summarized under the heading “Dividends, other distributions and rights

– Rights to subscribe for additional ordinary shares and other rights” above; and

– deliver Deposited Securities, together with any dividends or other distributions received with respect thereto and the net proceeds of the sale of any rights or other property, in exchange for surrendered ADRs.

One year after termination, The Bank of New York may sell the Deposited Securities and hold the proceeds of the sale, together with any other cash then held by it, for the pro-rata benefit of ADR holders that have not surrendered their
ADRs. The Bank of New York will not have liability for interest on the sale proceeds or any cash it holds.

Transfer of ADRs
ADRs are transferable upon surrender by the ADR holder, if the ADRs are properly endorsed and accompanied by the proper instruments of transfer. The Bank of New York will execute and deliver a new ADR to the person entitled to it.
The Bank of New York may not suspend the surrender of ADRs and withdrawal of Deposited Securities, except for:

– temporary delays caused by the closing of transfer books maintained by The Bank of New York, AXA or its transfer agent or registrar;

– temporary delays caused by the deposit of ordinary shares in connection with voting at a shareholders’ meeting or the payment of dividends;

– payment of fees, taxes and similar charges; or

– compliance with laws or governmental regulations relating to the ADRs or to the withdrawal of Deposited Securities.

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

– taxes and other governmental charges;

– any registration fees to be paid in connection with transfers of ordinary shares generally;

– a fee of $5.00 or less per 100 ADSs (or portion thereof) for the execution and delivery of ADRs and the surrender of
ADRs for the purpose of withdrawal of Deposited Securities;

– a fee of $.02 or less per ADS (or portion thereof) for any cash distribution made pursuant to the deposit agreement, except in the case of a cash dividend or other cash distribution received from AXA on any Deposited Securities;

– a fee for the distribution of securities pursuant to the deposit agreement in an amount equal to the fee for the execution and delivery of ADRs referred to above which would have been charged as a result of the deposit of these securities, but which securities are instead distributed by The Bank of New York to owners of ADRs and the net proceeds distributed; and

– other expenses which are to be borne by persons depositing ordinary shares or owners of ADRs under the deposit agreement, including transmission expenses and reasonable expenses incurred by The Bank of New York in the conversion of foreign currency.

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

Material contracts
There have been no material contracts (outside the ordinary course of business) during the last two years to which the
Company is a party, except as disclosed in this Annual Report.

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

– an option of the acquiring party to buy additional shares,

– loans and guarantees granted by the acquiring party to the French company in amounts evidencing control over the financing of the French company, and

– patent licenses granted by an acquiring party or management of technical assistance agreements with the acquiring party that place the French company in a dependent position vis-à-vis that party or its group.

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

Holder” is any one of the following:

– an individual who is a citizen or resident of the United States,

– a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or of any political subdivision of the United States, including the District of Columbia,

– an estate, the income of which is subject to U.S. federal income taxation regardless of its source,

– a trust, if a court within the United States is able to exercise primary supervision over the trust and one or more U.S.
persons have the authority to control all substantial decisions of the trust, or

– a person otherwise subject to U.S. federal income tax on its worldwide income.

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

– dealers in securities,

– traders in securities who elect to apply a mark-to-market method of accounting,

– financial institutions,

– regulated investment companies,

– tax-exempt organizations,

– insurance companies,

– persons holding ordinary shares or ADRs representing ADSs as part of a hedging, straddle, conversion or other integrated transaction,

– U.S. Holders who hold ordinary shares or ADRs representing ADSs other than as capital assets,

– persons whose functional currency is not the U.S. dollar,

– certain U.S. expatriates,

– persons subject to the U.S. alternative minimum tax, and

– holders of ordinary shares or ADRs representing ADSs that own directly or indirectly or are deemed to own, five percent or more of either the total voting power or the total value of the AXA Shares or that carry on a trade or business in France through a permanent establishment or fixed base for the purpose of which ordinary shares or
ADRs have been acquired or held.

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

– is a resident of the United States under the Treaty,

– is entitled to Treaty benefits under the limitation on benefits provisions in Article 30 of the Treaty, and

– complies with certain procedural rules to obtain Treaty benefits.

If a U.S. Holder is a corporation that owns, directly or indirectly, 10% or more of the capital of AXA, the withholding tax rate will be reduced to 5%, provided that all other requirements set forth in the preceding paragraph are met.

The AXA shareholders should consult their own tax advisors to determine whether the Treaty provisions are applicable to their particular situation and which formalities need to be complied with in order to obtain Treaty benefits.

Tax on sale or redemption of AXA ordinary shares or ADRs
Under the Treaty, no French tax is levied on any capital gain derived from the sale of AXA ordinary shares or ADRs representing ADSs by a U.S. Holder who:

– is a resident of the United States under the Treaty,

– is entitled to Treaty benefits under the limitation on benefits provisions of Article 30 of the Treaty, and

– does not have a permanent establishment in France to which the ordinary shares or ADRs are attributable to or, in the case of an individual, who does not maintain a fixed base in France to which the ordinary shares or ADRs are effectively connected.

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

French transfer and stamp taxes
Transfers of AXA ordinary shares and ADRs representing ADSs will not be subject to French transfer taxes unless the transfer is effected by means of a written agreement that is executed or enforced within France. Should such written agreement be executed or enforced in France, it would be subject to transfer taxes at the rate of 1.1% up to a maximum of 4,000 euros per transfer.

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

– the donor or decedent is domiciled in France within the meaning of that Convention at the time of making the gift, or at the time of his or her death, or

– the ordinary shares or ADRs were used in, or held for use in, the conduct of business through a permanent establishment or a fixed base in France.

Under French tax law and the Treaty, the French wealth tax generally does not apply to U.S. Holders that are not individuals or in the case of natural persons, who, directly or indirectly, own alone or with their parents, ordinary shares or ADRs representing the right to less than 25% of AXA’s profits.

Material U.S. federal income tax considerations for U.S. Holders:
taxation of dividends
For U.S. federal income tax purposes, the gross amount of a distribution by AXA to U.S. Holders, including any amounts of French tax withheld, will be treated as dividend income to the extent paid out of AXA’s current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. If a U.S. Holder has the option to receive a distribution either in cash or in the form of ordinary shares, and such U.S. Holder chooses to receive ordinary shares (a “Stock Distribution”), such U.S. Holder will be treated for purposes of the preceding sentence as having received a distribution to the extent of the fair market value of these ordinary shares. That dividend income will not be eligible for the dividend received deduction generally allowed to corporations under Section 243 of the Code. To the extent that an amount received by a U.S. Holder exceeds the U.S. Holder’s allocable share of AXA’s current and accumulated earnings and profits, the excess will be applied first to reduce the Holder’s basis in his or her ordinary shares or ADRs, and then, any remaining excess would constitute gain from the deemed sale or exchange of his or her ordinary shares or ADRs. See “Tax on Sale or Exchange of Ordinary Shares or ADRs” below.

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

As discussed above, payments of dividends to a U.S. Holder will be subject to French withholding tax. For U.S. federal income tax purposes, a U.S. Holder may generally elect to treat these French withholding taxes as either a deduction from gross income or a credit against the U.S. federal income tax liability of that U.S. Holder. The maximum foreign tax credit allowable generally, is equal to the U.S. Holder’s U.S. federal income tax liability for the taxable year multiplied by a fraction, the numerator of which is the U.S. Holder’s taxable income from sources without the United States and the denominator of which is the U.S. Holder’s taxable income from all sources for the taxable year. That foreign tax credit limitation is applied separately to different “baskets” of income. For purposes of applying the foreign tax credit limitation, dividends are generally included in the “passive income” basket or, if received by certain holders and certain other conditions are met, the “financial services income” basket.

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
Gain or loss arising from a sale or exchange of ordinary shares or ADRs will be capital gain or loss if these ordinary shares or ADRs are held as capital assets by the U.S. Holder, and will be short-term or long-term depending whether the holding period of the U.S. Holder for these ordinary shares or ADRs exceeds one year. In general, gain from a sale or exchange of ordinary shares or ADRs by a U.S. Holder will be treated as United States source income for foreign tax credit limitation purposes.

Backup withholding and information reporting
Under certain circumstances, a U.S. Holder who is an individual may be subject to information reporting requirements and backup withholding, currently at a 30% rate on dividends received on ordinary shares or ADRs representing ADSs.
This withholding generally applies only if that individual holder:

– fails to furnish his or her taxpayer identification number to the U.S. financial institution that is in charge of the administration of that holder’s ordinary shares or ADRs or any other person responsible for the payment of dividends on the ordinary shares or ADRs,

– furnishes an incorrect taxpayer identification number,

– is notified by the U.S. Internal Revenue Service that he or she has failed to properly report payments of interest and dividends and the U.S. Internal Revenue Service has notified AXA that such individual holder is subject to backup withholding, or

– fails under specified circumstances, to comply with applicable certification requirements.

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

Documents on display
AXA files reports with the SEC that contain financial information about AXA and its results or operations. Anybody may read or copy any document that AXA files with the SEC at the Securities and Exchange Commission’s Public Reference
Room at 100 F Street, N.E., Washington, D.C. 20549. Anybody may obtain information about the Public Reference
Room by calling the SEC for more information at 1-800-SEC-0330. All of AXA’s SEC filings made after September 20,
2002 are available to the public at the SEC website at http://www.sec.gov. AXA’s website at http://www.axa.com includes information about AXA’s business. The content of AXA’s website is not incorporated by reference into this Form
20-F. The public may also inspect any reports and other information we file with the Securities and Exchange
Commission at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

Item 11: Quantitative and
Qualitative Disclosures About
Market Risk

ORGANIZATION
OF RISK MANAGEMENT AT AXA

Please refer to note 4 “Financial and insurance risk management” included in Item 18 of this Annual Report.

MARKET RISKS
(EXCLUDING SENSITIVITIES)

Please refer to note 4 “Financial and insurance risk management” included in Item 18 of this Annual Report.

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

The AXA Group analyses sensitivity to movements in interest rates and equity markets in three main ways:
– It analyses the sensitivity of European Embedded Value (EEV1) in the Life & Savings business.
– It analyses the sensitivity of the fair value of assets less liabilities for the Property & Casualty business.
– It analyses the sensitivity of the fair value of Group debt to movements in interest rates.

(1) “Embedded Value” (EV) is a valuation methodology often used for long-term insurance business. It attempts to measure the present value of cash available to shareholders now and in the future. “European Embedded Value” (EEV) is a refinement of this methodology based on
Principles issued by the CFO Forum of European Insurers, which AXA adopted during 2005. AXA publishes EEV only for its Life & Savings business. The value can be considered in two pieces:

1) “Adjusted Net Asset Value” (ANAV) which measures the current balance sheet wealth,

2) “Value of Inforce” (VIF) which measures the present value of future shareholder profits for business currently in the portfolio, adjusted for the cost of holding capital that cannot be distributed while the business is in force.

EEV is not an estimate of AXA’s “fair value”, regardless of how one might define “fair value”. It does not include the value of business to be sold in the future, and it includes only Life & Savings activity.

These analyses cover AXA S.A., which carries most of the Group’s debt, along with the largest subsidiaries in France, the USA, the UK, Belgium, the Netherlands, Germany, Southern Europe (Spain, Portugal and Italy), Australia, Hong Kong and Japan. These analyses also include the Winterthur Group. At December 31, 2006, these subsidiaries represented more than 95% of AXA’s consolidated invested assets and technical reserves within its insurance operations.

Sensitivity of economic value to variations in interest rates and equity markets
Interest rates
The purpose of these analyses is to estimate changes in the economic value of assets and liabilities in the event of parallel 100-basis-point upward or downward shift in the risk-free bond yield curve in the country in which each subsidiary operates.

In the Group’s Life & Savings business, a parallel 100-basis-point downward shift in the risk-free bond yield curve would reduce EEV by €1.5 billion.

It would also increase the fair value of Group debt by an estimated €0.7 billion. On the other hand, it would increase the fair value of assets net of liabilities in the Property & Casualty business by an estimated €0.8 billion.

The overall impact of these three factors in the event of a 100-basis-point fall in interest rates is therefore €–1.4 billion.

In the event of a 100-basis-point upward shift in the risk-free bond yield curve, EEV in the Life & Savings business would be unchanged overall. It would reduce the Group’s debt by €0.7 billion. These factors would be offset by a €0.7 billion fall in the fair value of assets net of liabilities in the Property & Casualty business.

The overall impact of these three factors assuming this 100-basis-point rise in interest rates is therefore neutral.

Equity markets
The purpose of these analyses is to estimate changes in the economic value of assets and liabilities in the event of a
10% rise or fall in the main equity markets.

In the event of a 10% fall in the equity markets, calculations suggest a negative €2.0 billion impact on EEV in the Life
& Savings business.

The same decline would cause a €0.9 billion fall in economic value in the Property & Casualty business, since liabilities in this business are regarded as insensitive to movements in equity markets.

As a result, a 10% fall in the equity markets would have an overall negative impact estimated at €2.8 billion.

In the event of a 10% rise in equity markets, the overall positive impact would be €2.8 billion.

This breaks down into a positive €1.9 billion effect on EEV in the Life & Savings business and a positive €0.9 billion impact on the fair value of the Property & Casualty business.

Sensitivity to exchange rate fluctuations
As mentioned in Item 18 - note 4.2.3, each operational entity has the task of ensuring the congruence between foreign-
currency-denominated assets and liabilities. In many countries, this congruence is covered by specific standards issued and monitored by the regulatory authorities.

At Group level, in order to calculate AXA’s potential exposure to foreign currency fluctuations, movements of the major foreign currencies have been analyzed in terms of their impact on Group net income in euros. The scenario that resulted in the most adverse effects for AXA was a decline in all currencies against the Euro, or a rise in the Euro against these currencies.

In 2006, a 10% increase in the Euro against all other currencies would have had an approximately €73 million negative impact on AXA’s net income, taking into account hedging, particularly on U.S. dollar movements. The same scenario applied to the end-2005 position would have resulted in a negative impact of €61 million on AXA’s 2005 net income.

This low sensitivity of AXA’s net income to a rise in the Euro is stable over time. It results from the quality of hedging arranged, particularly on the U.S. dollar (the main contributor currency to Group income after the Euro) but also on other major currencies (GBP and JPY). This hedging is arranged systematically at the start of each year.

Limitations to sensitivity analyses
The results of the analyses presented above must be examined with caution due to the following factors:

- Only the assets and liabilities defined at the start of the sensitivity analysis section were included in the scope of estimates regarding sensitivity of fair values to market fluctuations.

- The “snapshot” analyses presented do not take into consideration the fact that the asset-liability management carried out by the various Group entities to minimize exposure to market fluctuations is an active and dynamic strategy. As market indices fluctuate, these strategies may involve buying and selling investments, changing investment portfolio allocations or adjusting bonuses credited to policyholders.

- In addition, these sensitivity analyses do not take into account the impact of market changes on new business, which is a critical component of future profitability. Like its industry peers, AXA would reflect adverse market changes in the pricing of new products. These analyses do not include the possible impact of these movements on business levels. A fall in interest rates would increase the value of bond assets and would increase revenues from asset management activities.

Other limitations of these sensitivity analyses include:

- the use of hypothetical market movements that do not necessarily represent management’s view of expected future market changes;

- the assumption that interest rates in all countries move identically and that all global currencies move in tandem with the Euro;

- the lack of correlation between interest rates, equity prices and foreign currency exchange rates.

Taken together, these factors limit the ability of these analyses to predict accurately the actual trend in the fair value of assets and liabilities and in AXA’s future earnings.

Credit risks

Please refer to note 4 “Financial and insurance risk management” included in Item 18 of this Annual Report.

Item 12: Description of securities
other than Equity Securities

Not applicable.

PART II

Item 13: Defaults, Dividend
Arrearages and Delinquencies

Not applicable.

Item 14: Material modifications
to the Rights of Security Holders
and Use of Proceeds

Not applicable.

Item 15: Disclosure Controls
and Procedures

As of December 31, 2006 (the “Evaluation Date”) the Company conducted an evaluation, pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), of the effectiveness of the design and operation of its disclosure controls and procedures. Based on this evaluation, the Company’s Chief
Executive Officer and Chief Financial Officer concluded that as of the Evaluation Date, subject to the qualification below with respect to Winterthur Group, such disclosure controls and procedures provide reasonable assurance as to effectiveness at that date.

Since the Evaluation Date, subject to the qualification below with respect to Winterthur Group, there have been no significant changes in the Company’s internal control over financial reporting that occurred during the period covered by this Annual Report that has materially affected, or is reasonable likely to materially affect, the Company’s internal controls over financial reporting.

Management’s report on internal control
over financial reporting

Management, including AXA’s Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over the AXA’s financial reporting.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

Management conducted an evaluation of the effectiveness of internal control over financial reporting with respect to
AXA based on the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation and subject to the qualification below with respect to
Winterthur Group, management concluded that AXA’s internal control over financial reporting was effective as of
December 31, 2006.

Management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006, was audited by PricewaterhouseCoopers, an independent registered public accounting firm, as stated in their report beginning on page [F-1] of this Annual Report.

Qualification with respect to Winterthur Group

AXA acquired Winterthur Group on December 22, 2006. Winterthur Group is wholly owned by AXA and has total assets representing approximately 16% of AXA’s related consolidated financial statements’ amount as of the year ending
December 31, 2006. Since the closing of the acquisition of Winterthur, AXA management has been in the process of integrating Winterthur and evaluating the design and effectiveness of Winterthur’s internal controls over financial reporting as well as the operation of Winterthur Group’s disclosure controls and procedures. This integration process and evaluation is continuing as of the date of this annual report. Consequently, AXA’s Chief Executive Officer and Chief
Financial Officer express no opinion as to the effectiveness of the design and operation of Winterthur Group’s disclosure controls and procedures as of the Evaluation Date. During 2007, AXA management expects to continue its evaluation as it pursues the integration of Winterthur Group. AXA management expects that this integration process will involve certain adjustments to Winterthur Group’s overall internal control environment including implementation of new procedures and controls and adjustments to information technology systems.

For additional information regarding the Winterthur Group acquisition, please see Item 5 – December 31, 2006
Operating Highlights – Main Events – Significant Acquisitions and Disposals.

Item 16

A) Audit Committee Financial Expert

AXA’s Supervisory Board has created an Audit Committee which operates in accordance with an Audit Committee Charter that defines the Committee’s responsibilities. AXA’s Supervisory Board has reviewed the qualifications of all Audit Committee members and believes, based on their considerable business and financial experience, that all members of the Committee are financially literate, have the requisite experience and qualifications to fulfill their duties as Audit Committee members. As of December 31, 2006, the Supervisory Board had determined that Messrs Dautresme and Hamilton, who were considered independant according to the criteria contained in the Bouton report and the Sarbanes-Oxley Act, came within the definition “financial experts” as set forth in the instructions to Item 16A and had designated both of them as the Audit Committee’s financial experts. David Dautresme resigned from the Audit Committee on May 14, 2007. At the Audit Committee held on June 19, 2007, the Audit Committee determined that, in addition to Anthony Hamilton, Messrs. Lachman and Folz came within the definition "financial experts" as set forth in the instructions to Item 16A and should also be designated as Committee financial experts. Messrs Hamilton, Lachman and Folz are independent according to the criteria contained in the Bouton report and the Sarbanes-Oxley Act. Their designation as "financial experts" coming within the definition set forth in the instructions to Item 16A shall be submitted to the Supervisory Board for approval. For additional information concerning the Audit Committee including the scope of its responsibilities, its composition and the business experience and qualifications of its members, please see Item 6 of this Annual Report.

B) Code of Ethics

In February 2004, AXA’s Supervisory Board adopted the AXA Group Compliance and Ethics Guide which includes, among other policies, a Code of Ethics that applies to directors, officers and employees of AXA Group companies worldwide, including AXA’s principal executive, financial and accounting officers. During 2006, no amendments were made to and no waivers were granted in respect of the Code of Ethics. An updated version of AXA Group Compliance and Ethics Guide, including a restructured Code of Ethics (which added certain new provisions) and a new
“whistleblower” policy (revised to reflect newly issued French rules concerning whistleblower policies), was distributed in March 2006.

The AXA Group Compliance and Ethics Guide is posted on AXA’s website:

www.axa.com/lib/en/uploads/refdoc/compliance/AXA_ComplianceGuide_2006.pdf

In the event the company amends its code of ethics or grants a waiver that would otherwise require disclosure in its
20-F, the Company will instead disclose the required information of the website above.

C) Principal Accountant Fees and Services

Fees and Services

PricewaterhouseCoopers (PwC) has served as AXA’s independent public accountant for each of the fiscal years in the three-year period ended December 31, 2006 with respect to the audited financial statements that appear in this Annual
Report.

The following table presents the aggregate fees for audit and permitted non-audit services rendered by PwC to AXA and its consolidated subsidiaries in 2006 and 2005:

		In Euro million
	PricewaterhouseCoopers
	2006	2005
Audit fees	48.7	24.8
Audit related services	5.5	8.0
Tax fees	4.5	3.3
Other non audit fees	0.2	0.5
TOTAL	58.9	36.6
Fees for audit of investment funds (SEC registered and non registered)	8.9	7.5
TOTAL	67.8	44.1

Audit fees consist of fees billed for the audit of consolidated financial statements of AXA and its subsidiaries, audits of subsidiary financial statements (including statutory audits required by local law), review of interim financial statements and other procedures required to be performed by PwC in connection with these reviews and/or the issuance of its audit opinions. Audit fees also include fees for services performed by PwC that are closely related to the audit and in many cases could only be provided by our independent auditors. Such services include comfort letters and consents provided in connection with capital raising activities, certain reports, attestations, or similar documents relating to regulatory filings by AXA and its subsidiaries, reviews of AXA’s internal controls, including reviews and testing of information systems, and consultations relating to periodic audit or reviews.

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

The table below sets forth the information with respect to the purchases of AXA ordinary shares for the year ended
December 31, 2006, by or on behalf of AXA or any “affiliated purchaser”, as such term is defined in Rule 10b-18(a)(3)
under the Securities Exchange Act of 1934, as amended, except for purchases of ordinary shares delivered in ADRs pursuant to AXA Financial’s purchase stock option program. This table does not include purchases among “affiliated purchasers”, as such term is defined in Rule 10b-18(a)(3) under the Securities Exchange Act of 1934, as amended.

Year 2006	Total number of Shares (or Units) purchased	Average Price of Shares (or Units) paid per share (or Units) (in euros)	Total Number of Shares (or Units) purchased as part of publicly announced plans or programs	Maximum number of Shares (or Units) that yet may be purchased under the plans or programs
January 1 to January 31	12,110,027	27.20	12,110,027	144,982,339
February 1 to February 28	854,059	28.06	854,059	146,045,536
March 1 to March 31	2,138,475	28.78	2,138,475	144,956,624
April 1 to April 30	3,188,385	28.36	3,188,385	143,647,701
May 1 to May 31	1,528,100	27.52	1,528,100	143,647,701
June 1 to June 30	1,910,941	24.42	1,910,941	144,055,367
July 1 to July 31	763,496	25.01	763,496	163,495,708
August 1 to August 31	1,225,171	27.98	1,225,171	164,798,009
September 1 to September 30	2,251,174	28.73	2,251,174	164,798,009
October 1 to October 31	3,372,420	30.18	3,372,420	180,560,168
November 1 to November 30	2,860,972	29.80	2,860,972	181,196,705
December 1 to December 31	962,061	29.53	962,061	182,783,248
TOTAL	33,165,281	27.97	33,165,281	–

The information provided in the above table relate to the 2 share purchase programs approved by the AXA General
Meeting.

a.  Dates each plan or program was announced:
The first share purchase program was announced on April 20, 2005.
The second share purchase program was announced on May 4, 2006.

b. Amount (or share or unit amount) approved:
The first share purchase program was approved for a maximum purchase of €5,936,862,925.
The second share purchase program was approved for a maximum purchase of €7,028,422,290.

c.  Expiration date (if any) of each plan or program:
The first share purchase program was first planned to expire on May 4, 2006.
The second share purchase program was first planned to expire on November 3, 2007.

d.  Plan or program that has expired during the period covered by the table:
The first share purchase program expired on May 4, 2006.
The second share purchase program expired on May 14, 2007.

e.  Plan or program the issuer has determined to terminate prior to expiration, or under which the issuer does not intend to make further purchases.
Not applicable.

PART III

Item 17: Financial Statements

Not applicable

Item 18: Financial Statements

REPORT

OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM

To the supervisory board and shareholders of AXA

We have completed an integrated audit of the 2006 consolidated financial statements of AXA and its subsidiaries
(together, the “Company”) and of its internal control over financial reporting as of December 31, 2006 and audits of its
2005 and 2004 financial statements in accordance with the standards of the Public Company Accounting Oversight
Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of the Company at
December 31, 2006, 2005 and 2004, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006 in conformity with International Financial Reporting Standards as adopted by the
European Union. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion. In addition, in our opinion the financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

As discussed in note 1.11.2, and note 1.12.2 to the consolidated financial statements, the Company changed its method of accounting for certain perpetual subordinated notes and certain insurance and investment contracts with discretionary participating features.

International Financial Reporting Standards as adopted by the European Union vary in certain respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in notes 31 and 32 of the consolidated financial statements.

Internal control over financial reporting

Also, in our opinion, management’s assessment, included in “Management’s assessment of the effectiveness of its internal control over financial reporting,” appearing under Item 15 of its 2006 Annual Report under Form 20-F, that the Company maintained effective internal control over financial reporting as of December 31, 2006 based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring
Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria.
Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control – Integrated
Framework issued by the COSO. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting.
Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States).
Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.
Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As described in AXA’s “Management’s assessment of the effectiveness of its internal control over financial reporting”, appearing under Item 15 of its 2006 Annual Report under Form 20-F, management has excluded Winterthur Group from its assessment of internal control over financial reporting as of December 31, 2006 because it was acquired by the Company on December 22, 2006. We have also excluded Winterthur Group from our audit of internal control over financial reporting. Winterthur Group is a wholly owned subsidiary of AXA, whose total assets represent approximately
16 % of the related consolidated financial statement amounts as of the year ended December 31, 2006.

Neuilly-sur-Seine, France
June 20, 2007

PricewaterhouseCoopers Audit
Michael P. Nelligan	Eric Dupont

CONSOLIDATED

BALANCE SHEET

ASSETS			(in Euro million)
Notes		December 31, 2006	December 31, 2005 Restated	December 31, 2004 Restated
5	Goodwill	16,070	13,559	12,204
6	Value of purchased business in force (a)	5,050	2,623	3,123
7	Deferred acquisition costs and equivalent (b) (i)	15,896	14,767	12,319
8	Other intangible assets	2,350	1,074	597
	Intangible assets	39,365	32,023	28,243
	Investments in real estate property	18,608	12,810	12,233
	Invested financial assets (c)	358,718	286,647	251,516
	Loans (d)	28,856	18,332	18,114
	Assets backing contracts where the financial risk is borne by policyholders (e)	176,562	141,410	112,387
9	Investments from insurance activities (f)	582,744	459,200	394,250
9	Investments from banking and other activities (f)	16,295	10,084	11,336
10	Investments in associates – Equity method	144	208	330
14	Reinsurer’s share in insurance and investment contracts liabilities	12,038	9,087	7,898
	Tangible assets	1,733	1,247	1,290
	Other long-term assets (g)	456	281	2,260
	Deferred policyholder’s participation asset	460	–	–
	Deferred tax asset	3,118	3,757	3,731
	Other assets	5,767	5,285	7,281
	Receivables arising from direct insurance and inward reinsurance operations	11,873	9,713	8,167
	Receivables arising from outward reinsurance operations	805	888	2,134
	Receivables arising from banking activities	14,063	12,818	11,481
	Receivables – current tax	989	806	412
	Other receivables (h)	18,967	14,358	9,590
11	Receivables	46,696	38,585	31,784
	Assets held for sale and relating to discontinued operations (j)	3,337	102	62
12	Cash and cash equivalents	21,169	21,402	22,494
	TOTAL ASSETS	727,555	575,974	503,678

(a)  Amounts shown gross of tax.

(b)  Amounts gross of unearned revenue reserves and unearned fees reserves.

(c)  Financial assets excluding loans and assets backing contracts where the financial risk is borne by policyholders.
Includes fixed maturities, equities, controlled and non controlled investment funds.

(d)  Includes policy loans.

(e)  Includes assets backing contracts with Guaranteed Minimum features.

(f)   Also includes trading financial assets and accrued interests.

All financial amounts are shown net of derivatives impact (please refer to note 19).

(g)  Includes long-term assets, i.e. when maturity is above 1 year.
(h) Includes short-term assets, i.e. when maturity is below 1 year.

(i) As described in note 1.12.2, the adoption of FRS 27 in the United Kingdom has led to adjustments on all periods presented. The effect of these adjustments is set out in note 14.
(j) Including Winterthur, please refer to note 5.

The accompanying notes are an integral part of these consolidated financial statements.

LIABILITIES AND SHAREHOLDERS’ EQUITY				(in Euro million)
Notes		December 31, 2006	December 31, 2005 Restated	December 31, 2004 Restated
	Share capital and capital in excess of nominal value	22,670	18,120	19,385
	Reserves and translation reserve (j)	19,471	14,087	8,393
	Net income for the period (j)	5,085	4,318	3,793
	Shareholders’ equity – Group share	47,226	36,525	31,571
	Minority interests	2,943	2,763	2,311
13	TOTAL MINORITY INTERESTS AND SHAREHOLDERS’ EQUITY	50,168	39,288	33,882
	Liabilities arising from insurance contracts (h)	323,232	247,717	229,452
	Liabilities arising from insurance contracts where the financial risk is borne by policyholders (a)	108,984	92,888	73,578
	Total liabilities arising from insurance contracts (b)	432,216	340,605	303,030
	Liabilities arising from investment contracts with discretionary participating features (h)	32,599	33,267	31,832
	Liabilities arising from investment contracts with no discretionary participating features	1,121	926	869
	Liabilities arising from investment contracts where the financial risk is borne by policyholders (c)	67,673	48,549	39,127
	Total liabilities arising from investment contracts (b)	101,393	82,742	71,828
	Unearned revenues and unearned fees reserves (h)	2,080	1,726	1,570
	Liabilities arising from policyholder’s participation(d) (h)	24,918	23,284	17,544
	Derivatives relating to insurance and investment contracts	(163)	(148)	(32)
14	LIABILITIES ARISING FROM INSURANCE AND INVESTMENT CONTRACTS	560,443	448,208	393,940
15	Provisions for risks and charges	8,984	8,761	7,729
	Subordinated debt (j)	5,563	5,073	5,041
	Financing debt instruments issued	3,688	2,817	2,903
	Financing debt owed to credit institutions	95	17	17
16	Financing debt (e)	9,347	7,906	7,961
	Deferred tax liability (h)	6,823	7,338	6,786
	Minority interests of controlled investment funds and puttable instruments held by minority interests holders (f)	7,224	5,115	3,717
	Other debt instruments issued and bank overdrafts (g) (i)	8,711	8,411	7,784
	Payables arising from direct insurance and inward reinsurance operations	7,947	4,680	3,863
	Payables arising from outward reinsurance operations	5,849	3,507	3,588
	Payables arising from banking activities (g) (i)	16,992	12,083	12,285
	Payables – current tax	2,059	1,382	954
	Derivatives relating to other financial liabilities	124	303	1
	Other payables	41,071	28,993	21,187
17	Payables	89,978	64,473	53,380
	Liabilities held for sale or relating to discontinued operations (k)	1,812	–	–
	TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	727,555	575,974	503,678

(a)  Also includes liabilities arising from contracts with Guaranteed Minimum features.

(b)  Amounts shown gross of reinsurer’s share in liabilities arising from contracts.

(c)  Liabilities arising from investment contracts with discretionary participating features and investment contracts with no discretionary participating features where the financial risk is borne by policyholders.

(d)  Also includes liabilities arising from deferred policyholder’s participation.

(e)  Financing debt amounts are shown net of effect of derivative instruments (please refer to note 19).

(f)   Mainly comprises minority interests of controlled mutual funds puttable at fair value - also includes put options granted to minority shareholders.

(g)  Includes effect of derivative instruments (please refer to note 19).

(h) As described in note 1.12.2, the adoption of FRS 27 in the United Kingdom has led to adjustments on all periods presented. The effect of these adjustments is set out in note 14.
(i) As at January 1, 2006, liabilities relating to securities sold under repurchase agreements in the Belgian banking business have been presented as payables resulting from banking operations instead of debt instruments in issue (other than financing debts) and bank overdrafts. The amount concerned at December 31, 2006 was €3,885 million.
(j) As described in note 1.11.2, perpetual subordinated notes have been reclassified under shareholders’ equity for all periods presented. Details are provided in note 13.
(k) Including Winterthur, please refer to note 5.

The accompanying notes are an integral part of these consolidated financial statements.

LIABILITIES AND SHAREHOLDERS’ EQUITY			(in Euro million)
Notes		December 31, 2006	December 31, 2005 Restated	December 31, 2004 Restated
	Liabilities arising from insurance contracts with financial risk borne by the policyholders	108,984	92,888	73,578
	Liabilities arising from investment contracts with financial risk borne by the policyholders	67,673	48,549	39,127
	Total Liabilities arising from contracts with financial risk borne by the policyholders	176,657	141,437	112,705
	Liabilities arising from insurance contracts	323,232	247,717	229,452
	Liabilities arising from investment contracts with discretionary participating features	32,599	33,267	31,832
	Liabilities arising from investment contracts with no discretionary participating features	1,121	926	869
	Total Liabilities arising from insurance and investment contracts	356,952	281,910	262,153

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED

STATEMENT OF INCOME

CONSOLIDATED STATEMENT OF INCOME		(in Euro million, except EPS in Euro)
Notes		December 31, 2006	December 31, 2005 Restated	December 31, 2004 Restated
	Gross written premiums	72,099	65,995	62,152
	Fees and charges relating to investment contracts with no participating features	608	509	417
	Revenues from insurance activities	72,707	66,504	62,570
	Net revenues from banking activities	376	428	386
	Revenues from other activities (a)	5,693	4,739	4,074
20	TOTAL REVENUES	78,775	71,671	67,030
	Change in unearned premiums net of unearned revenues and fees (k)	(476)	(483)	(104)
	Net investment income (b)	14,461	13,951	12,941
	Net realized investment gains and losses (c)	4,260	3,557	3,282
	Change in fair value of financial instruments at fair value through profit and loss (j)	14,550	16,110	12,530
	Change in financial instruments impairment (d)	(194)	(210)	(444)
21	Net investment result excluding financing expenses	33,077	33,408	28,309
	Technical charges relating to insurance activities (e) (k)	(84,836)	(81,791)	(72,959)
22	Net result from outward reinsurance	(1,455)	(141)	(1,063)
	Bank operating expenses	(78)	(61)	(101)
7 / 24	Acquisition costs (f) (k)	(7,191)	(6,536)	(5,957)
	Amortization of the value of purchased business in force and of other intangible assets	(282)	(558)	(468)
24	Administrative expenses	(8,788)	(8,596)	(7,906)
	Change in tangible assets impairment	18	(3)	(10)
	Change in goodwill impairment (i)	(12)	(70)	(36)
	Other income and expenses (g)	(511)	(81)	(239)
	Other operating income and expenses	(103,135)	(97,839)	(88,739)
	Income from operating activities before tax	8,241	6,757	6,495
10	Income arising from investments in associates – Equity method	34	21	55
23	Financing debt expenses (h) (j)	(474)	(481)	(439)
	Operating income before tax	7,801	6,296	6,111
18	Income tax (j) (k)	(2,043)	(1,490)	(1,844)
	Net operating result	5,758	4,806	4,266
	Result from discontinued operations net of tax	–	–	–
	Net consolidated income	5,758	4,806	4,266
	Split between:
	Net income Group share	5,085	4,318	3,793
	Minority interests share in net consolidated result	673	488	473
26	Earnings per share	2.61	2.25	2.06
	Fully diluted earnings per share	2.56	2.22	1.98

(a)  Excludes insurance and banking activities.

(b)  Net of investment management costs.

(c)  Includes impairment releases on sold invested assets.

(d)  Excludes impairment releases on sold invested assets.

(e)  Includes changes in liabilities arising from insurance contracts and investment contracts (with or without discretionary participating features) where the financial risk is borne by policyholders for an amount of €15,370 million as a balancing entry to the change in fair value of financial instruments at fair value through profit and loss (€13,978 million in 2005 and €10,543 million in 2004).

(f)   Includes acquisition costs and change in deferred acquisition costs relating to insurance contracts and investment contracts with discretionary participating features as well as change in net rights to future management fees relating to investment contracts with no discretionary participating features.

(g)  Notably includes financial charges in relation to other debt instruments issued and bank overdrafts.

(h) Includes net balance of income and expenses related to derivatives on financing debt (however excludes change in fair value of these derivatives).

(i) Includes change in goodwill impairment as well as negative goodwill.

(j) As described in note 1.11.2, perpetual subordinated notes have been reclassified under shareholders’ equity for all periods presented. Details are provided in note 13.
(k) As described in note 1.12.2, the adoption of FRS 27 in the United Kingdom has led to adjustments on all periods presented. The effect of these adjustments is set out in note 14.

The accompanying notes are an integral part of these consolidated financial statements.

STATEMENT

OF CONSOLIDATED CASH FLOWS

			(in Euro million) (a)
	December 31, 2006	December 31, 2005 Restated	December 31, 2004 Restated
Operating income before tax (b) (c)	7,801	6,296	6,111
Net amortization expense (d)	527	831	649
Change in goodwill impairment	12	70	36
Net change in deferred acquisition costs and equivalent	(1,413)	(1,538)	(1,548)
Net increase / (write back) in impairment on investments, tangible and other intangible assets	175	214	455
Change in fair value of investments and financial instruments accounted for at fair value through profit & loss	(14,298)	(15,962)	(12,301)
Net change in liabilities arising from insurance and investment contracts (e)	28,604	31,312	24,426
Net increase / (write back) in other provisions (f)	60	(23)	(37)
Income arising from investments in associates – Equity method	(34)	(21)	(55)
Adjustment of non cash balances included in the operating income before tax	13,633	14,883	11,625
Net realized investment gains and losses	(4,778)	(3,921)	(3,668)
Financing debt expenses	474	481	439
Adjustment of balances included in operating income before tax for reclassification to investing or financing activities	(4,304)	(3,440)	(3,229)
Dividends recorded in profit & loss during the period	(2,030)	(1,781)	(1,344)
Interests paid & received recorded in profit & loss during the period	(13,481)	(12,975)	(10,786)
Adjustment of transactions from accrued to cash basis	(15,512)	(14,755)	(12,131)
Net cash impact of deposit accounting	199	1,201	924
Dividends and interim dividends collected	1,994	1,801	1,386
Interests collected	14,432	13,184	10,697
Change in operating receivables and payables (g)	2,832	(965)	1,326
Net cash provided by other assets and liabilities (h)	(1,718)	(808)	(2,285)
Tax expenses paid	(1,660)	(1,132)	(882)
Other operating cash impact and non cash adjustment (b)	1,239	188	(191)
Net cash impact of transactions with cash impact not included in the operating income before tax	17,320	13,470	10,975
NET CASH PROVIDED BY OPERATING ACTIVITIES	18,938	16,453	13,351

Purchase of subsidiaries and affiliated companies, net of cash acquired	(5,718)	(1,583)	(3,938)
Disposal of subsidiaries and affiliated companies, net of cash ceded	117	891	856
Purchase of shares of affiliated companies	–	–	(72)
Disposal of shares of affiliated companies	–	–	352
Net cash related to changes in scope of consolidation	(5,600)	(691)	(2,801)
Sales of fixed maturities (h)	67,720	70,722	84,965
Sales of equities and non controlled investment funds (h) (i)	20,110	19,604	22,072
Sales of investment properties held directly or not (h)	2,104	962	1,620
Sales and/or repayment of loans and other assets (h) (j)	20,106	11,974	4,222
Net cash related to sales and repayments of financial assets (h) (i) (j)	110,040	103,262	112,878
Purchases of fixed maturities (h)	(84,728)	(79,833)	(82,677)
Purchases of equity securities and non controlled investment funds (h) (i)	(20,978)	(19,685)	(34,416)
Purchases of investment properties held directly or not (h)	(1,575)	(991)	(1,043)
Purchases and/or issues of loans and other assets (h) (j)	(27,786)	(20,878)	(8,284)
Net cash related to purchases and issuance of financial assets (h) (i) (j)	(135,067)	(121,387)	(126,421)
Sales of tangible and intangible assets	140	225	33
Purchases of tangible and intangible assets	(296)	(214)	(221)

			(in Euro million) (a)
	December 31, 2006	December 31, 2005 Restated	December 31, 2004 Restated
Net cash related to sales and purchases of tangible and intangible assets	(155)	11	(187)
Increase in collateral payable / Decrease in collateral receivable	9,714	7,720	7,051
Decrease in collateral payable / Increase in collateral receivable	(3,355)	(1,666)	–
Net cash impact of assets lending / borrowing collateral receivables and payables	6,359	6,054	7,051
Other investing cash impact and non cash adjustment	(34)	(401)	(413)
NET CASH PROVIDED BY INVESTING ACTIVITIES	(24,457)	(13,153)	(9,894)

Issuance of equity instruments (b) (k)	8,600	652	2,704
Repayments of equity instruments (b) (k)	(34)	(517)	58
Transactions on treasury shares	(305)	(512)	–
Dividends payout	(2,124)	(1,308)	(924)
Interests on perpetual debts paid (b)	(166)	(157)	(132)
Net cash related to transactions with shareholders	5,971	(1,842)	1,706
Cash provided by financial debts issuance	1,406	301	366
Cash used for financial debts repayments	(359)	(2,557)	(2,048)
Interests on financing debt paid (l) (b)	(539)	(568)	(643)
Net cash related to Group financing	509	(2,824)	(2,326)
Other financing cash impact and non cash adjustment	8	(32)	182
NET CASH PROVIDED BY FINANCING ACTIVITIES	6,487	(4,699)	(439)

Cash and cash equivalent as at January 1	20,640	21,830	18,858
Net cash provided by operating activities	18,938	16,453	13,351
Net cash provided by investing activities	(24,457)	(13,153)	(9,894)
Net cash provided by financing activities	6,487	(4,699)	(439)
Impact of change in scope on cash and cash equivalent	(7)	138	117
Net impact of foreign exchange fluctuations and reclassification on cash and cash equivalents	6,190	71	(166)
Cash and cash equivalent as at December 31	27,790	20,640	21,830

(a)  The “Cash and cash equivalents” balances shown in the statement of consolidated cash flows do not include cash balances of consolidated investment funds from the Satellite Investment Portfolio (see note 1.7.2). However, from December 31, 2006, cash backing contracts where the financial risk is borne by policyholders (unit-linked contracts) is regarded as an item of “Cash and cash equivalents” instead of a financial asset. The reclassification of this cash item under “Cash and cash equivalents” is presented in “Effects of exchange rate variations and reclassifications on cash and cash equivalents” in an amount of €6.7 billion (corresponding to the reclassification of opening cash) and in “Purchase of shares in subsidiaries and affiliated companies, net of cash acquired” in an amount of €1 billion (corresponding to the integration of Winterthur).

(b)  As described in note 1.11.2, perpetual subordinated notes have been transferred from the “subordinated debt” item to the “shareholders’ equity” item, and so are treated similarly to deeply subordinated notes. The effect on the cash flow statement of this reclassification is as follows:

-a €58 million decrease in operating income before tax at December 31, 2004 and a €102 million increase at December 31, 2005;

- a €426 million increase in “issuance of equity instruments” in 2004 and a €515 million increase in “Repayments of equity instruments” in 2005;

- a €132 million decrease in interest paid on perpetual debts at December 31, 2004 and a €157 million decrease at December 31, 2005.

(c)  As described in note 1.18, the statement of consolidated cash flows now starts from “Operating income before tax”, whereas it used to start from
“Income from operating activities, gross of tax expenses”.

(d)  Includes the capitalization of premiums/discounts and related amortization and amortization of investment and owner occupied properties (held directly).

(e)  Includes the impact of reinsurance. This item also includes the change in liabilities arising from contracts where the financial risk is borne by policyholders.

(f)   Mainly includes changes in provisions for risks and charges, provisions for bad debts/doubtful receivables and change in impairment of assets held for sale.

(g)  Also includes changes relating to repository transactions and equivalent for banking activities.
(h) Includes corresponding derivatives.

(i) Includes equities held directly or by consolidated and non controlled investment funds.

(j) Also includes purchases and sales of assets backing contracts where financial risk is borne by policyholders.

(k) Also includes issues and repayments of perpetual debts.

(l) Includes the net cash impact of interest margins relating to hedging derivatives on financing debts.

			(in Euro million)
	December 31, 2006	December 31, 2005	December 31, 2004
Cash and cash equivalent	21,169	21,402	22,494
Bank overdrafts (a)	(1,338)	(762)	(664)
Cash backing contracts where the financial risk is borne by policyholders (b)	7,959	–	–
Cash and cash equivalent as at December 31	27,790	20,640	21,830

(a)  Included in “Other debt instruments issued and bank overdrafts”.

(b)  From December 31, 2006, the “Cash and cash equivalents” item in the statement of consolidated cash flows includes cash backing contracts where financial risk is borne by policyholders (unit-linked contracts), which was previously considered as a financial asset.

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED

STATEMENT OF SHAREHOLDERS’ EQUITY

CHANGES IN SHAREHOLDERS’ EQUITY

						Attributable
	Share Capital
	Number of shares (in thousands)	Nominal value (euros)	Share Capital	Capital in excess of nominal value	Treasury shares
Shareholders’ equity opening January 1, 2006 (b)	1,871,605	2.29	4,286	14,492	(658)
Capital	221,283	2.29	507
Capital in excess of nominal value				3,800
Equity – share based compensation				106
Change in scope of consolidation
Treasury shares					137
Equity component of compound financial instruments
Super subordinated debt
Accrued interests – Super subordinated debt
Dividends paid AXA
Impact of transactions with shareholders	221,283	2.29	507	3,906	137
Reserves relating to changes in fair value through shareholders’ equity
Others					–
Translation reserves			–	–	–
Employee benefits actuarial gains and losses through OCI (c)
Income allocation
Net income of the period
Total recognised income and expense for the period (SORIE)			–	–	–
Shareholders’ equity closing December 31, 2006	2,092,888	2.29	4,793	18,398	(521)

NB: amounts are presented net of impacts of shadow accounting and of its effects on policyholders’ benefit, deferred acquisition costs, and value of business in force.

(a)  Mainly equity components of compound financial instruments (e.g. convertible bonds).

(b)  The 2006 opening balance was adjusted by €2,679 million following a change in presentation of perpetual deeply subordinated notes, as described in note 1.11.2 (accounting principles) and explained in note 13.

(c)  Actuarial gains and losses accrued since opening January 1, 2006.

For further information on the movements in shareholders’ equity in the current period, see note 13.
The accompanying notes are an integral part of these consolidated financial statements.

					(in Euro million, except for number of shares and nominal value)
to shareholders								Minority
	Other reserves						Shareholders’	interests
	Reserves relating to the change in fair value of financial instruments available for sale	Reserves relating to the change in fair value of hedge accounting derivatives (cash- flow hedge)	Reserves relating to revaluation of tangible assets	Others (a)	Translation reserve	Undistributed profits and other reserves	equity Group share
	8,111	75	3	3,550	681	5,985	36,525	2,763
							507
							3,800
							106
	7	–	–	–	–	–	7	13
							137
				–			–
				3,699			3,699
				(160)			(160)
						(1,647)	(1,647)	–
	7	–	–	3,539	–	(1,647)	6,449	13
	(355)	(20)	–			–	(375)
				–	(2)	55	53	(302)
	–	–	–	–	(764)	–	(764)	(205)
						252	252
						–	–	–
						5,085	5,085	673
	(355)	(20)	–	–	(767)	5,393	4,251	166
	7,763	55	4	7,090	(86)	9,730	47,226	2,943

CHANGES IN SHAREHOLDERS’ EQUITY

						Attributable
	Share Capital
	Number of shares (in thousands)	Nominal value (euros)	Share Capital	Capital in excess of nominal value	Treasury shares
Shareholders’ equity opening January 1, 2005	1,908,444	2.29	4,370	15,401	(386)
Capital	(36,839)	2.29	(84)	–
Capital in excess of nominal value				(966)
Equity – share based compensation				57
Change in scope of consolidation
Treasury shares					(272)
Equity component of compound financial instruments
Super subordinated debt
Accrued interests – Super subordinated debt
Dividends paid AXA
Impact of transactions with shareholders	(36,839)	2.29	(84)	(909)	(272)
Reserves relating to changes in fair value through shareholders’ equity			–	–	–
Others			–	–	–
Translation reserves			–	–	–
Employee benefits actuarial gains and losses through OCI (b)
Income allocation
Net income of the period
Total recognised income and expense for the period (SORIE)			–	–	–
Shareholders’ equity closing December 31, 2005	1,871,605	2.29	4,286	14,492	(658)

NB: the 2005 opening balance was adjusted by €3,048 million and the 2005 closing balance by €2,679 million following a change in presentation of perpetual deeply subordinated notes, as described in note 1. 11.2 (accounting principles) and explained in note 13.

NB: amounts are presented net of impacts of shadow accounting and of its effects on policyholders’ benefit, deferred asquisition costs, and value of business in force.

(a)  Mainly equity components of compound financial instruments (e.g. convertible bonds).

(b)  Actuarial gains and losses accrued since opening January 1, 2005.

For further information on the movements in shareholders’ equity in the current period, see note 13.

The accompanying notes are an integral part of these consolidated financial statements.

					(in Euro million, except for number of shares and nominal value)
to shareholders								Minority
			Other reserves				Shareholders’	interests
	Reserves relating to the change in fair value of financial instruments available for sale	Reserves relating to the change in fair value of hedge accounting derivatives (cash- flow hedge)	Reserves relating to revaluation of tangible assets	Others (a)	Translation reserve	Undistributed profits and other reserves	equity Group share
	5,720	53	–	3,782	(686)	3,316	31,571	2,311
							(84)
							(966)
							57
	(2)	–	–	–		–	(2)	23
							(272)
				–			–
				(119)			(119)
				(112)			(112)
						(1,164)	(1,164)	–
	(2)	–	–	(231)	–	(1,164)	(2,663)	23
	2,393	22	3			–	2,418
				(1)	5	(70)	(65)	(280)
	–	–	–	–	1,361	–	1,361	230
						(415)	(415)
						–	–	(9)
						4,318	4,318	488
	2,393	22	3	(1)	1,367	3,834	7,617	429
	8,111	75	3	3,550	681	5,985	36,525	2,763

CHANGES IN SHAREHOLDERS’ EQUITY

						Attributable
	Share Capital
	Number of shares (in thousands)	Nominal value (euros)	Share Capital	Capital in excess of nominal value	Treasury shares
Shareholders’ equity opening January 1, 2004	1,778,103	2.29	4,072	14,008	(510)
Capital	130,341	2.29	298
Capital in excess of nominal value				1,364
Equity – share based compensation				28
Change in scope of consolidation
Treasury shares					124
Equity component of compound financial instruments
Super subordinated debt
Accrued interests – Super subordinated debt
Dividends paid AXA
Impact of transactions with shareholders	130,341	2.29	298	1,392	124
Reserves relating to changes in fair value through shareholders’ equity					–
Others					–
Translation reserves			–	–	–
Employee benefits actuarial gains and losses through OCI (b)
Income allocation
Net income of the period
Total recognised income and expense for the period (SORIE)			–	–	–
Shareholders’ equity closing December 31, 2004	1,908,444	2.29	4,370	15,401	(386)

NB: the 2004 opening balance was adjusted by €2,706 million and the 2004 closing balance by €3,048 million following a change in presentation of perpetual deeply subordinated notes, as described in note 1.11.2 (accounting principles) and explained in note 13.

NB: amounts are presented net of impacts of shadow accounting and of its effects on policyholders’ benefit, deferred aquisition costs, and value of business in force.

(a) Mainly equity components of compound financial instruments (e.g. convertible bonds).

(b) Actuarial gains and losses accrued since opening January 1, 2004.

For further information on the movements in shareholders’ equity in the current period, see note 13.

The accompanying notes are an integral part of these consolidated financial statements.

					(in Euro million, except for number of shares and nominal value)
to shareholders								Minority
			Other reserves				Shareholders’	interests
	Reserves relating to the change in fair value of financial instruments available for sale	Reserves relating to the change in fair value of hedge accounting derivatives (cash- flow hedge)	Reserves relating to revaluation of tangible assets	Others (a)	Translation reserve	Undistributed profits and other reserves	equity Group share
	4,213	45	–	2,889	(0)	458	25,175	2,322
							298
							1,364
							28
	–	–	–	3	–	–	3	(35)
							124
				–			–
				967			967
				(95)			(95)
						(676)	(676)	–
	–	–	–	875	–	(676)	2,015	(35)
	1,505	9	–	–	–	–	1,514
				19	–	61	81	(299)
	–	–	–	–	(686)	–	(686)	(143)
						(319)	(319)
						–	–	(7)
						3,793	3,793	473
	1,505	9	–	19	(686)	3,535	4,382	24
	5,720	53	–	3,782	(686)	3,316	31,571	2,311

NOTES

TO THE CONSOLIDATED FINANCIAL
STATEMENTS

Note 1: Accounting principles

1.1. General information

AXA SA, a French “Société Anonyme” (the “Company” and, together with its consolidated subsidiaries, “AXA” or the

“Group”), is the holding (parent) company for an international financial services group focused on financial protection.

AXA operates principally in Europe, North America and Asia-Pacific. The list of main entities included in the scope of the AXA’s consolidated financial statements is provided in note 2 of the notes to the consolidated financial statements.

AXA operates in the following primary business segments:

– Life & Savings,

– Property & Casualty,

– International Insurance, and

– Asset Management and Other Financial Services.

AXA has its primary listing on the Paris stock exchange’s Eurolist market and has been listed since June 25, 1996 on the New York Stock Exchange.

The consolidated financial statements were finalized by the Management Board on April 2, 2007 and examined by the
Supervisory Board on April 4, 2007.

1.2. General accounting principles

1.2.1. Basis for preparation

AXA’s consolidated financial statements are prepared at December 31. Certain entities within AXA have a reporting year-
end that does not coincide with December 31, in particular AXA Life Japan, which has a September 30 financial year-end.

The consolidated financial statements are prepared in accordance with IFRS standards and IFRIC interpretations1 that were definitive and effective at December 31, 2006, as adopted by the European Union before the balance sheet date.

(1) International Financial Reporting Interpretations Committee.

However, the Group does not use the “carve out” option not to apply all hedge accounting principles as defined by IAS 39.

Information relating to previous periods and presented for comparison purposes has been prepared in accordance with
IFRS 1.

Standards published and effective at January 1, 20061

The Group elected for early adoption in 2004 and 2005 of the amendment to IAS 39 – Financial instruments: recognition and measurement relating to the fair value option, and the amendment to IAS 19 – Employee benefits relating to actuarial gains and losses, group plans and disclosures. Early adoption was encouraged for these standards, which became effective for accounting periods starting on or after January 1, 2006. The impact on the Group’s consolidated financial statements is set out in sections 1.15.2 Pensions and other post-retirement benefits and 1.7.2 Financial instruments.

However, the following standards, amendments and interpretations adopted by the Group at January 1, 2006 had no impact or no material impact on the consolidated financial statements:

– Amendment to IAS 21 – Net Investment in a Foreign Operations.

– Amendment to IAS 39 – Cash flow hedge Accounting of Intercompany Transactions.

– Amendment to IAS 39 and IFRS 4 – Financial Guarantee Contracts.

– IFRIC 4 – Determining whether an arrangement contains a lease.

Changes in accounting policies that did not result from the application of new standards published and effective in the period are set out in the notes relating to the topics concerned (1.11.2 and 1.12.2).

Standards published but not yet effective

IFRS 7 – Financial instruments: Disclosures, published in August 2005 and applicable from January 1, 2007 requires information on the following subjects to be disclosed in the notes:

– the importance of financial instruments with respect to the entity’s financial position and performance; this includes a number of requirements previously contained in IAS 32;

– qualitative and quantitative information on exposure to market risks, including specified minimum disclosures on credit risk, liquidity risk and market risk. Qualitative information shall describe management objectives, policies and procedures in managing these risks. Quantitative information relates to the extent of the entity’s exposure to risk, based on information reported internally to the entity’s key managers. These notes provide an overview of the entity’s use of financial instruments and insurance contracts and the resulting risk exposures.

Amendment to IAS 1 – Capital disclosures, also published in August 2005 and applicable from January 1, 2007, requires disclosure of the entity’s objectives, procedures and processes for managing capital and complying with external regulatory constraints.

These two standards require additional disclosures in the notes to the consolidated financial statements relating to the
Group’s financial instruments, insurance contracts and capital. They will have no impact on the Group’s results or financial position.

(1) Not all of these standards have yet been adopted by the European Union.

IFRS 8 – Operating segments, published in November 2006 and applicable from January 1, 2009, replaces IAS 14 –
Segment reporting. The new standard requires operating segments used in the disclosures to be based on the segmentation used in the entity’s internal reporting, i.e. on the basis of which operational heads allocate capital and resources to the various segments and assess the segments’ performance. The standard requires the entity to explain the basis on which segments are determined, and provide a reconciliation between consolidated balance sheet and income statement amounts. The analysis of the potential impact on Group segment reporting is currently underway.

IFRIC 9 – Reassessment of Embedded Derivatives, published in March 2006 and applicable to accounting periods starting on or after June 1, 2006, states that the identification and measurement of an embedded derivative may only take place after the implementation of the contract provided if the contract undergoes an alteration that leads to material changes in the cash flows of the contract, the embedded derivative or the whole. Since this interpretation is in line with the Group’s existing accounting principles, it is unlikely to have any impact on its consolidated financial statements.

IFRIC 10 – Interim Financial Reporting and Impairment, published in July 2006 and applicable to accounting periods starting on or after November 1, 2006, states that impairment cannot be released when a company, in its interim financial statements, has recognized a loss of value on goodwill, an unlisted equity instrument or a financial asset accounted at cost. Since this interpretation is in line with the Group’s existing accounting principles, it is unlikely to have any impact on its consolidated financial statements.

The Group has not opted for early application of the following interpretations, whose impact on the consolidated financial statements is not expected to be material:

– IFRIC 7 – Restatement under Hyperinflation IAS 29.

– IFRIC 8 – Scope of IFRS 2.

– IFRIC 11 – IFRS 2: Group and Treasury Share Transactions.

Preparation of financial statements

The preparation of financial statements in accordance with IFRS requires the use of estimates and assumptions. It requires a degree of judgment in the application of Group accounting principles described below. The main balance sheet captions concerned are goodwill (in particular impairment tests described in section 1.6.1), the value of acquired business in force, deferred acquisition costs and equivalent, certain assets accounted at fair value, liabilities relating to the insurance business, pension benefit obligations and balances related to share-based compensation. The principles set out below specify the measurement methods used for these items. These methods, along with key assumptions where required, are discussed in greater depth in the notes relating to the asset and liability items concerned where meaningful and useful.

As recommended by IAS 1, assets and liabilities are generally classified globally on the balance sheet in increasing order of liquidity, which is more relevant for financial institutions than a classification between current and non-current items.
As for most insurance companies, expenses are classified by destination in the income statement.

All amounts on the consolidated balance sheet, consolidated statement of income, statement of consolidated cash flows, consolidated statement of shareholders’ equity and in the notes are expressed in million of Euros, and rounded up to the nearest whole unit, unless otherwise stated.

1.2.2. First-time adoption of IFRS

The AXA Group’s transition date is January 1, 2004. The Group prepared its opening IFRS balance sheet at that date.
The Group’s IFRS adoption date is January 1, 2005.

The AXA’s accounting policies have been consistently applied to all the periods presented in its financial statements, including policies relating to the classification and measurement of insurance contracts, investment contracts and other financial assets and liabilities including derivatives.

1.3. Consolidation

1.3.1. Scope and basis of consolidation

Companies in which AXA exercises control are known as subsidiaries. Subsidiaries are fully consolidated from the date on which control is transferred to AXA. Control is presumed to exist when AXA directly or indirectly holds more than
50% of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible have also been considered when assessing whether AXA controls another entity.

Entities that are controlled in substance even without any ownership interest are also consolidated. In particular this relates to special purpose entities, such as securitization vehicles, for example resulting from sales of receivables transferred by entities outside the Group and with the purpose of issuing Collateralized Debt Obligations (CDOs), whose redemption is backed by the proceeds from acquired receivables.

Companies over which AXA exercises a joint controlling influence alongside one or more third parties are consolidated proportionately.

Companies in which AXA exercises significant long-term influence are accounted under the equity method. Significant influence is presumed when AXA directly or indirectly holds 20% or more of the voting rights or, for example, when significant influence is exercised through an agreement with other shareholders. AXA’s share of equity associates’ post-
acquisition profits or losses is recognized in the income statement, and its share of post-acquisition movements in reserves is stated under “Other reserves”.

Investment and real estate companies are either fully consolidated or proportionately consolidated or accounted for under the equity method, depending on which conditions listed above they satisfy. For fully consolidated investment companies, minority interests are recognized at fair value and shown as liabilities in the balance sheet if the companies’
instruments can be redeemed at any time by the holder at fair value. Investment companies accounted for under the equity method are shown under the balance sheet caption “Invested financial assets”.

1.3.2. Business combinations: purchase accounting and goodwill including minority interests buyout

In accordance with the option made available by IFRS 1 – First-time adoption of IFRS, business combinations prior to
2004 have not been restated with respect to French accounting principles in force at the time. The principles described below apply to the business combinations that occurred after January 1, 2004.

Valuation of assets acquired and liabilities assumed of newly acquired subsidiaries and contingent liabilities

Upon first consolidation, all assets, liabilities and contingent liabilities of the acquired company are estimated at their fair value. However as permitted by IFRS 4, liabilities related to life insurance contracts or investment contracts with discretionary participating features are maintained at the carrying value prior to the acquisition date to the extent that this measurement basis is consistent with AXA’s accounting principles. The fair value of acquired business in force relating to insurance contracts and investment contracts with discretionary participating features is recognized as an asset corresponding to the present value of estimated future profits emerging on acquired business in force at the date of acquisition (also referred to as value of acquired business in force or VBI). The present value of future profits takes into consideration the cost of capital and is estimated using actuarial assumptions based on projections made at purchase date but also using a discount rate that includes a risk premium.

Investment contracts with no discretionary participating features do not benefit from this exemption permitted by IFRS 4 in phase I of the IASB’s insurance project, i.e. the fair value of acquired liabilities is booked through the recognition of an asset corresponding to the value of acquired business inforce. Liabilities relating to investment contracts with no discretionary participating features are measured directly at fair value. In accordance with IAS 39, the fair value of these contracts cannot be less than surrender value when they contain a demand feature.

Other intangible assets such as the value of customer relationships are recognized only if they can be measured reliably.
The value of customer relationships intangible in this case represents the value of future cash flows expected from renewals and the cross-selling of new products to customers known and identified at the time of the acquisition. These projections include assumptions regarding claims, expenses and financial revenues, or they can be estimated on the basis of the new business value. In line with accounting practices in force before the adoption of IFRS, which may continue to be applied under IFRS 4, flexible premiums relating to acquired business are recognized in the “Value of purchased life business in force” item.

The value of expected future cash flows that can be measured separately and reliably can also be estimated by looking at the purchased marketing resources that will secure these flows.

The nature of the intangible assets recognized is consistent with the valuation methods used when purchasing the acquired entity.

In the context of a business combination, only restructuring costs that can be measured reliably and which correspond to an existing liability of the acquired company prior to the acquisition date are included in restructuring provisions recognized in the acquired company’s balance sheet at acquisition date.

The cost of an acquisition is measured at the fair value of the assets acquired, equity instruments issued and liabilities incurred or assumed at completion date, plus external fees directly attributable to the acquisition.

If the transaction is denominated in a foreign currency, the exchange rate used is that in force on the date of the transaction or on the starting date of the transaction (if it occurs over a period).

Goodwill

The excess of the cost of acquisition over the net fair value of the assets, liabilities and contingent liabilities acquired represents goodwill. Goodwill arising from the acquisition of a foreign entity is recorded in the local currency of the acquired entity and is translated into Euros at the closing date.

If the cost of acquisition is less than the net fair value of the assets, liabilities and contingent liabilities acquired, the difference is directly booked in the consolidated statement of income.

Adjustments can be made to goodwill within twelve months of the acquisition date, if new information becomes available.

Goodwill is allocated across business segments (Life & Savings, Property & Casualty, International Insurance, Asset
Management and Other Financial Services) to cash generating units corresponding (i) to the companies acquired or portfolios of business acquired according to their expected profitability, and (ii) to the entities already within the AXA
Group that will benefit from the synergies of the combination with the activities acquired. This allocation of goodwill is used both for segment reporting and for impairment testing.

Minority interests buyouts

In the event of a minority interest buyout of a subsidiary, the new goodwill is recognized as the difference between the price paid for the additional shares and the shareholders’ equity acquired (including changes in fair value posted through equity).

Put over minority interests

When control over a subsidiary is acquired, a put option may be granted to minority shareholders. However, the recognition of the puttable instruments as a liability depends on the contractual obligations.

Where the contract involves an unconditional commitment exercisable at anytime by the option holder, it is recognized as a liability. Since the balancing entry to this liability is not specified by current IFRSs, and since IFRIC’s Agenda
Committee decided in 2006 not to take any position on the accounting treatment of these transactions, the Group’s method is (i) to reclassify minority interests from equity to liability, (ii) to re-measure this liability at the present value of the option price and (iii) to recognize the difference as an addition to goodwill. Similarly, subsequent changes in the liability will be recorded against goodwill.

Intra-group transactions

Intra-group transactions, including internal dividends, payables/receivables and gains/losses on intra-group transactions are eliminated:

– in full for wholly owned subsidiaries, and

– to the extent of AXA’s interest for entities consolidated by equity method or proportionate consolidation.

The effect on net income of transactions between consolidated entities is always eliminated, except for permanent losses, which are maintained.

In the event of an internal sale of an asset that is not intended to be sold on the long-term by the Group, deferred tax is recognized on the top of the current tax calculated on the realized gain or loss. The income statement impact of the potential policyholders’ participation resulting from this transaction is also eliminated, and a deferred policyholders’
participation asset or liability is posted to the balance sheet.

In addition, the transfer of consolidated shares, between two consolidated subsidiaries but held with different ownership percentages, should not impact the Group net income. The only exception would be any related tax and policyholders’
participation recorded in connection to the transaction, which are maintained in the consolidated financial statements since the related consolidated shares are held on a long-term basis. These transfers also have an impact on Group shareholders’ equity (with a balancing entry recorded in minority interests). This impact is identified in the “Internal restructuring” item of the consolidated statement of shareholders’ equity.

1.4. Foreign currency translation of financial statements
and transactions

The consolidated financial statements are presented in million of Euros, the Euro being the Group’s functional and presentation currency.

The results and financial position of all group entities that have a functional currency (i.e. the currency of the primary economic environment in which the entity operates) different from the Group presentation currency are translated as follows:

i) assets and liabilities of entities in a functional currency different from Euro are translated at closing rate;

ii) revenues and expenses are translated at the average exchange rates over the period;

iii) all resulting foreign exchange differences are recognized as a separate component of equity (translation differences).

Foreign currency transactions are translated into Euro using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at closing rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement, except where hedge accounting is applied as explained in section 1.9.

As mentioned in section 1.3.2, goodwill arising on the acquisition of a foreign entity is recorded in the local currency of the acquired entity and is translated into Euro at closing date.

Foreign exchange differences arising from the translation of a net investment in a foreign subsidiary, borrowings and other currency instruments qualifying for hedge accounting of such investment are recorded in shareholders’ equity under translation differences and are reclycled in the income statement as part of the realized gain or loss on disposal of the net investment.

Foreign exchange differences arising from monetary financial assets available for sale are recognized as income or expense for the period in respect of the portion corresponding to amortized cost. The residual translation differences relating to fair value changes are recorded in shareholders’ equity.

1.5. Segment reporting

The segmental analysis provided in AXA’s Annual Report and Financial Statements reflects both business lines (primary business segment) and geographical zones; it is based on four business lines: Life & Savings, Property & Casualty,
International Insurance and Financial Services (including Asset Management). An additional “Holdings” segment includes all non-operational activities.

1.6. Intangible assets

1.6.1. Goodwill and impairment of goodwill

Goodwill is considered to have an indefinite useful life and is therefore not amortized. Impairment tests are performed at least annually. Impairment of goodwill is not reversible.

AXA performs an annual impairment test of goodwill based on cash generating units, using a multi-criterion analysis with parameters such as the value of assets, future operating profits and market share, in order to determine any significant adverse changes. The analysis assumes a long-term holding, and excludes parameters affected by short-
term market volatility. It also considers the interdependence of transactions within sub-groups. Within each cash generating unit, a comparison is made between net book value and the recoverable value (equal to the higher of market value and value in use). Value in use consists of the net assets and expected future earnings from existing and new business, taking into account the cash generating units’ future cash flows. The value of future expected earnings is estimated on the basis of the insurance and investment contracts embedded value figures published by AXA or similar calculations for other activities. Market values are based on various valuation multiples.

1.6.2. Value of purchased life insurance business inforce (VBI)

The value of purchased insurance contracts and investment contracts with discretionary participating features recognized in a business combination (see section 1.3.2) is amortized as profits emerge over the life of the contracts portfolio. In conjunction with the liability adequacy test (see section 1.12.2), VBI is subject to annual recoverability testing based on actual experience and expected changes in the main assumptions.

1.6.3. Other intangible assets

Other intangible assets include software developed for internal use for which direct costs are capitalized and amortized on a straight-line basis over the assets’ estimated useful lives.

They also include customer relationships intangibles recognized as a result of business combinations, provided that their fair value can be measured reliably and it is probable that future economic benefits attributable to the assets will benefit to the Group. If these assets have a finite useful life, they are amortized over their estimated life. In all cases, they are subject to impairment tests, at each closing for assets with a finite useful life and annually for other assets. In the event of a significant decline in value, an impairment is booked corresponding to the difference between the value on the balance sheet and the higher of value in use and market value.

1.6.4. Deferred acquisition costs (DAC) relating to insurance contracts and investment contracts with discretionary participating features – Deferred origination costs (DOC)
relating to investment contracts with no discretionary participating features

The variable costs of writing insurance contracts and investment contracts with discretionary participating features, primarily related to the underwriting of new business, are deferred by recognizing an asset. This asset is amortized based on the estimated gross profits emerging over the life of the contracts. In conjunction to the liability adequacy test
(see section 1.12.2) this asset is tested for recoverability: any amount above future estimated gross profits is not deemed recoverable and expensed.

For investment contracts with no discretionary participating features, a similar asset is recognized (DOC) but limited to costs directly attributable to the provision of investment management services. This asset is amortized by taking into account projections of fees collected over the life of the contracts. The amortization of DOC is reviewed at each closing date to reflect changes in assumptions and experience. This asset is also tested for recoverability.

DAC and DOC are reported gross of unearned revenues and fees reserves.

These unearned revenues and fees reserves are separately recognized as liabilities and are amortized over the contract term using the same amortization approach used for DAC and DOC.

1.7. Investments from insurance, banking and other activities

Investments include investment in real estate properties and financial instruments including equities, fixed maturities and loans.

1.7.1. Investment properties

Investment properties (excluding investment properties totally or partially backing liabilities arising from contracts where the financial risk is borne by policyholders and from “With-Profit” contracts) are recognized at cost. The properties components are depreciated over their estimated useful lives, also considering their residual value if it may be reliably estimated.

Any impairment is recorded as soon as a permanent unrealized loss is identified. When the estimated market value is
15% lower than the net carrying value, the present value of the asset’s future estimated cash flows is calculated. If the calculated amount is lower than the net carrying value, an impairment is recorded, corresponding to the difference between (a) the net book value and (b) the higher of the estimated market value and the discounted cash flow value.
If, in subsequent periods, the appraisal value rises to at least 15% more than the net carrying value, previously recorded impairment is reversed to the extent of the difference between a) the net carrying value and b) the lower of the appraisal value and the depreciated cost (before impairment).

Investment properties that totally or partially back liabilities arising from:

– contracts where the financial risk is borne by policyholders;

– “With-Profit” contracts where dividends are based on real estate assets, are recognized at fair value with changes in fair value taken to the statement of income.

1.7.2. Financial instruments
Classification

Depending on the intention and ability to hold the invested assets, financial instruments are classified in the following categories:

– assets held to maturity, accounted for at amortized cost;

– loans and receivables (including unquoted debt instruments) accounted for at amortized cost;

– trading assets and assets designated at fair value with change in fair value recognized through income statement;

– available for sale assets accounted for at fair value with changes in fair value recognized through shareholders’ equity.

The option to designate financial assets and liabilities at fair value with change in fair value recognized through income statement is mainly used by the Group in the following circumstances:

– financial assets when electing the fair value option allows the Group to solve accounting mismatches, and in particular:

• assets backing liabilities arising from contracts where the financial risk is borne by policyholders;

• assets included in hedging strategies set out by the Group for economical reasons but not eligible for hedge accounting as defined by IAS 39;

• debts held by structured bond funds made up of CDOs (Collateralized Debt Obligations) and controlled by the
Group;

– portfolios of managed financial assets where profitability is valued on a fair value basis: mainly securities held by consolidated investment funds, managed according to the Group risk management policy (“Satellite Investment
Portfolio”, see definition below).

In practice, assets held through investment funds are classified either:

– as assets of the “Core Investment Portfolios” which include assets backing liabilities arising from insurance and investment contracts, managed according to AXA’s ALM strategy; or

– as assets of the “Satellite Investment Portfolios”, reflecting the strategic asset allocation based on a dynamic asset management aimed at maximizing returns.

Underlying financial instruments held in the “Core Investment Portfolios” are classified as available for sale unless involved in a qualifying hedge relationship or more broadly when electing the fair value option reduces accounting mismatch. The financial instruments held in the “Satellite Investment Portfolios” are accounted for at fair value with changes in fair value recognized through income statement.

Loans are accounted for at amortized cost, net of amortized premiums and discounts and impairment.

Impairment of financial assets

AXA assesses at each balance sheet date whether a financial asset or a group of financial assets is permanently impaired.

For fixed maturities, an impairment is recorded through the income statement for a decline in value of a security if the amounts may not be fully recoverable due to a credit event relating to the fixed maturity issuer. If this credit risk is eliminated or improves, the impairment may be released. The amount of the reversal is also recognized in the income statement.

For equities classified as available for sale, a significant or prolonged decline in the fair value below its carrying value is considered as indication for potential impairment, such as equities showing unrealized losses over a 6 months period or more (prior to the closing date), or unrealized losses in excess of 20% of the net carrying value at the closing date.
If such evidence exists for available for sale financial assets, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment on that financial asset already booked in the income statement – is removed from shareholders’ equity and an impairment is recognized through the income statement.
Equity securities impairment recognized in the income statement can not be reversed through the income statement until the asset is sold or derecognized.

Loans impairments are based on the present value of expected future cash flows, discounted at the loan’s effective interest rate (on the loan’s observable market price), or on the fair value of the collateral.

For financial assets accounted for at amortized cost, including loans and assets classified as “held to maturity”, the impairment test is first performed at the asset level. A more global test is then performed on groups of assets with similar risk profile.

Methods for calculating the net book value of assets sold (average cost, first-in first-out, etc.) depend on local ALM strategies as these strategies have been set up to take into account specific commitments to policyholders. These methods may differ provided that they are used consistently at each entity level.

1.8. Assets backing liabilities arising from contracts where the financial risk is borne by policyholders

Liabilities arising from insurance or investment contracts where the financial risk is borne by policyholders are presented in a separate aggregate of the balance sheet so that they are shown in a symmetrical manner to the corresponding liabilities. This presentation is considered more relevant for the users and consistent with the liquidity order recommended by IAS 1 for financial institutions, since the risks are borne by policyholders, whatever the type of assets backing liabilities (investment properties, fixed maturities or equities, etc). Details of these assets are provided in the notes.

1.9. Derivative instruments

Derivatives are initially recognized at fair value at purchase date and are subsequently re-measured at their fair value.
Unrealized gains and losses are recognized in the statement of income unless they relate to a qualifying hedge relationship as described below. The Group designates certain derivatives as either: (i) hedging of the fair value of recognized assets or liabilities or of a firm commitment (fair value hedge); or (ii) hedging of highly probable expected future transactions (cash flow hedge); or (iii) hedging of net investments in foreign operations.

The Group documents, at inception, the hedge relationship, as well as its risk management hedging objectives and strategy. The Group also documents the hedge effectiveness, both at inception and on an ongoing basis, indicating the actual or expected efficiency level of the derivatives used in hedging transactions in offsetting changes in the fair values or cash flows of hedged underlying items.

Fair value hedge

Changes in the fair value of derivatives designated and qualifying as fair value hedge are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

Cash flow hedge

The effective portion of changes in the fair value of derivatives designated and qualifying as cash flow hedge is recognized in shareholders’ equity. The gain or loss relating to any ineffective portion is recognized in the income statement. Cumulative gain or loss in shareholders’ equity are recycled in the income statement when the hedged underlying item impacts the profit or loss for the period (for example when the hedged future transaction is actually accounted). When a hedging instrument reaches its maturity date or is sold, or when a hedge no longer qualifies for hedge accounting, the cumulative gains or losses in shareholders’ equity are held until the initially hedged future transaction ultimately impacts the income statement.

Net investment hedge

The accounting of net investments in foreign operations hedge is similar to the accounting of cash flow hedge. Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognized in shareholders’ equity;
the gain or loss relating to the ineffective portion is recognized in the income statement. Cumulative gains and losses in shareholders’ equity impact the income statement only on disposal of the foreign operations.

Derivatives not qualifying for hedge accounting

Changes in the fair value of all other derivative instruments that do not qualify for hedge accounting are recognized in the income statement.

The Group holds financial assets that include embedded derivatives. Such embedded derivatives are separately recorded and measured at fair value through profit or loss if the impact is deemed significant.

For balance sheet presentation, derivatives are presented alongside with the underlying assets or liabilities for which they are used, regardless of whether these derivatives meet the criteria for hedge accounting.

1.10. Assets held for sale and assets relating
to discontinued operations

These comprise assets, in particular real estate properties or operations intended to be sold or discontinued within the next twelve months. They are recognized at the lower of their net carrying value and their fair value net of costs to sell.
They are disclosed in a dedicated aggregate of the balance sheet. Result from discontinued operations net of tax is presented in a separate aggregate of the income statement whether these discontinued operations correspond to a business segment, a main and separate geographical area, or a subsidiary acquired solely with a view to resell.

1.11. Share capital and shareholders’ equity

1.11.1. Share capital

Ordinary shares are classified in shareholders’ equity when there is no obligation to transfer cash or other assets to the holders.

Additional costs (net of tax) directly attributable to the issue of equity instruments are shown in shareholders’ equity as a deduction to the proceeds.

1.11.2. Perpetual debts

Perpetual debts and any related interest charges are classified either in shareholders’ equity (“in the other reserves aggregate”) or as liabilities depending on contract clauses.

The Group previously only classified in shareholders’ equity perpetual debts on which interest payments could be cancelled if no dividend is paid to shareholders nor any interest paid on similar debts. Perpetual debts on which interest payments could be deferred while remaining payable (cumulative interests) were recognized as liabilities under financing debts. These mainly consisted of perpetual subordinated notes issued by the Group.

Following the publication of the IFRIC Agenda Committee’s IFRIC Update in November 2006, based on the IASB’s intervention on the matter, the Group reconsidered its accounting treatment of perpetual subordinated notes. Although interests remain due at maturity, instruments classification must be performed on a going concern basis. Only contractual obligations should be taken into consideration and not the prospect of redemption under economic constraints, (e.g. step up clauses or pressure from shareholders to pay a dividend). Taking into account the recent clarification, the Group has reclassified these instruments, previously recognized as liabilities and interest charges recognized in the statement of income, in shareholders’ equity. This change in accounting treatment has been applied retrospectively to all periods presented. Impacts are detailed in Notes 13 and 23.

1.11.3. Compound financial instruments

Any financial instrument issued by the Group with an equity component (for example an option granted to convert the debt instrument into an equity instrument of the company) and a liability component (a contractual obligation to deliver cash) are classified separately on the liability side of the balance sheet with the equity component reported in shareholders’ equity (“in the other reserves aggregate”). Gains and losses relating to redemptions or refinancing of the equity component are recognized as changes to shareholders’ equity.

1.11.4. Treasury shares

Treasury shares and any directly related costs are recorded as a deduction to consolidated shareholders’ equity. Where treasury shares are subsequently sold or reissued, any consideration received is included in consolidated shareholders’
equity, net of any directly related costs and tax effects.

However, treasury shares held by controlled investment funds backing contracts where the financial risk is borne by policyholders are not deducted as all risks and income resulting from holding these shares are attributable to policyholders.

1.12. Liabilities arising from insurance and investment contracts

1.12.1. Contracts classification

The Group issues contracts that transfer an insurance risk or a financial risk or both.

Insurance contracts, including assumed reinsurance contracts, are contracts that carry significant insurance risks. Such contracts may also transfer financial risk from the policyholders to the insurer. Investment contracts are contracts that carry financial risk with no significant insurance risk.

A number of insurance and investment contracts contain discretionary participating features. These features entitle the contract holder to receive additional benefits or bonuses on the top of these standard benefits:
– they are likely to represent a significant portion of the overall contractual benefits;
– their amount or timing is contractually at the discretion of the Group; and
– they are contractually based on the performance of a group of contracts, the investment returns of a financial asset portfolio or the company profits, a fund or another entity that issues the contract.

In some insurance or investment contracts, the financial risk is borne by policyholders. Such contracts are usually unit-
linked contracts.

The Group classifies its insurance and investment contracts into six categories:

– liabilities arising from insurance contracts;

– liabilities arising from insurance contracts where the financial risk is borne by policyholders;

– liabilities arising from investment contracts with discretionary participating features;

– liabilities arising from investment contracts with no discretionary participating features;

– liabilities arising from investment contracts with discretionary participating features where the financial risk is borne by policyholders; these relate to unit-linked contracts or multi-funds contracts containing a non-unit-linked fund with discretionary participating features;

– liabilities arising from investment contracts with no discretionary participating features where the financial risk is borne by policyholders.

The two last categories are presented on a single line item in the balance sheet: “Liabilities arising from investment contracts where the financial risk is borne by policyholders”.

1.12.2. Insurance contracts and investment contracts with discretionary participating features

According to IFRS 4, recognition and derecognition are based on AXA’s accounting policies existing prior to IFRS and are described below, except for the elimination of equalization provisions and selective changes as permitted by IFRS 4
(see paragraph below on guaranteed benefits).

Unearned premium reserves represent the prorated portion of written premiums that relates to unexpired risks at the balance sheet date.

For traditional life insurance contracts (that is, contracts with significant mortality risk), the future policy benefits reserves are calculated on a prospective basis according to each country regulation provided methods used are consistent with the Group’s policies and using assumptions on investment yields, morbidity/mortality and expenses.

Additional reserves are booked if there are any adverse impact on reserves level caused by a change in mortality table.

Future policy benefits reserves relating to investment contracts with discretionary participation features (previously called “savings contracts” in AXA’s accounting principles) that carry low mortality and morbidity risk are calculated using a prospective approach based on discount rates set at inception giving similar results to those obtained using a retrospective approach (earned savings valuation or “account balance”).

The discount rates used by AXA are less or equal to the expected future investment yields (assessed on prudent basis).

Part of the policyholders participation reserve is included in future policy benefits reserves, according to contractual clauses.

The “Liabilities arising from policyholders participation” aggregate includes whole of the “Fund for Future Appropriation”
(FFA) relating to UK With-Profit contracts. It mainly represents future terminal bonuses according to the terms of these contracts: the With-Profit contracts reserves as well as the FFA vary in line with the market value of the backing assets.
Following the adoption of UK Financial Reporting Standard FRS 27, reserves relating to With-Profit contracts and the
FFA were subject to a change in accounting policies applied retrospectively to the periods ended December 31, 2004,
2005 and 2006 (but not to the 2004 opening balance sheet), consistently with what other UK insurance companies applied. Reserves have been adjusted on a “realistic” basis, and related deferred acquisition costs and unearned revenues reserves have been cancelled. These adjustments had no impact on net income or shareholders’ equity. The presentational impact of applying this standard is detailed in note 14. This change in accounting principles only applies to the Group’s UK With-Profit contracts.

For insurance and investment contracts with discretionary participating features, if the contracts include a minimum guaranteed rate, any potential reserve deficiency caused by insufficient future investment return is immediately booked.

Except when these guarantees are covered by a risk management program using derivative instruments (see next paragraph), guaranteed benefits relating to contracts where the financial risk is borne by policyholders and classified as insurance contracts because they include such guarantees or classified as investment contracts with discretionary participating features, are booked gradually based on a prospective approach: the present value of future benefit obligations to be paid to policyholders in relation to these guarantees is estimated on the basis of reasonable scenarios.
These scenarios are based on assumptions including investment returns and related volatility, surrender and mortality rates. This present value of future benefit obligations is reserved as fees emerge over the life of the contracts.

Some guaranteed benefits such as Guaranteed Minimum Death or Income Benefits (GMDB or GMIB), or certain guarantees on return proposed by reinsurance treaties, are covered by a risk management program using derivative instruments. In order to minimize the accounting mismatch between liabilities and hedging derivatives, AXA has chosen to use the option allowed under IFRS 4.24 to re-measure its provisions: this revaluation is carried out at each accounts closing based on guarantee level projections and takes into account interest rates and other market assumptions. The liabilities revaluation impact in the current period is recognized through income, symmetrically with the impact of the change in value of hedging derivatives. This change in accounting principles was adopted on the first time application of IFRS on January 1, 2004 for contracts portfolios covered by the risk management program at that date. Any additional contracts portfolios covered by the risk management program after this date are valued on the same terms as those that applied on the date the program was first applied.

Claims reserves (Non-life insurance)

The purpose of claims reserves is to cover the ultimate cost of settling an insurance claim. Claims reserves are not discounted, except when relating to disability annuities.

Claims reserves include the claims incurred and reported, claims incurred but not reported (IBNR) as well as claim handling costs. Claims reserves are based on historical claim data, current trends, actual payment patterns for all insurance business lines as well as expected changes in inflation, regulatory environment or anything else that could impact amounts to be paid.

Unearned revenues reserves

Revenues received at contract inception to cover future services are deferred and recognized in the income statement using the same amortization pattern as the one used for deferred acquisition costs (see section 1.6.4).

Shadow accounting and Deferred policyholders Participation Asset (DPA) or Liability (DPL)

In compliance with IFRS 4 option, shadow accounting is applied to insurance and investment contracts with discretionary participating features. Shadow accounting is applied to technical liabilities, acquisition costs and value of business inforce to take into account unrealized gains or losses on insurance liabilities or assets in the same way as it is done for a realized gain or loss. When unrealized gains or losses are recognized, a deferred participating liability (DPL)
or asset (DPA) is recorded. The DPL or DPA corresponds to the discretionary participation available to the policyholders and is determined by applying an estimated participation rate to unrealized gains and losses.

Deferred policyholders participation is fully classified as liabilities or assets. As a consequence, AXA does not need to ensure the liability recognized for the whole contract is not less than the amount that would result from applying IAS 39 to the guaranteed element.

When a net unrealized loss is accounted, a deferred participating asset (DPA) should be recognized only to the extent that its recoverability toward future policyholders participation, by entity, is highly probable. That could be the case if the DPA can be offset against future participation either directly through deduction of the DPL from future capital gains or indirectly through deduction of future fees on premiums or margins.

Unrealized gains and losses on assets classified as trading or designated as at fair value through profit or loss, along with any other entry impacting the income statement and generating a timing difference, are accounted in the statement of income with a corresponding shadow entry adjustment in the statement of income. The shadow accounting adjustments relating to unrealized gains and losses on assets available for sale (for which change in fair value is taken to shareholders’ equity) are also booked through shareholders’ equity.

Liability Adequacy Test (LAT)

At each balance sheet date, liability adequacy tests are performed in each consolidated entity in order to ensure the adequacy of the contract liabilities net of related DAC and VBI assets. To perform these tests, entities group contracts together according to how they have been acquired, are serviced and have their profitability measured. Entities also use current best estimates of all future contractual cash flows as well as claims handling and administration expenses, and they take into account embedded options and guarantees and investment yields relating to assets backing these contracts. Contract specific risks (insurance risk, asset return risk, inflation risk, persistency, adverse selection, etc.)
directly related to the contracts that might make the net liabilities inadequate, are also considered.

Any identified deficiency is charged to the income statement, initially by respectively writing off DAC or VBI, and subsequently by establishing a LAT provision for losses arising from the liability adequacy test for any amount in excess of DAC and VBI. For non-life insurance contracts, an unexpired risk provision is accounted for contracts on which the premiums are expected to be insufficient to cover expected future claims and claims expenses.

Embedded derivatives in insurance and investment contracts with discretionary participating features

Embedded derivatives that meet the definition of an insurance contract or correspond to options to surrender insurance contracts for a set amount (or based on a fixed amount and an interest rate) are not separately measured. All other embedded derivatives are bifurcated and booked at fair value when material if they are not considered as closely related to the host insurance contract or do not meet the definition of an insurance contract.

1.12.3. Investment contracts with no discretionary participating features

In accordance with IAS 39, these contracts are accounted for using “deposit accounting”, which mainly results in not recognizing the cash flows corresponding to premiums, benefits and claims in the statement of income (see “Revenue recognition” section below). These cash flows shall rather be recognized as deposits and withdrawals.

This category includes mainly unit-linked contracts that do not meet the definition of insurance or investment contracts with discretionary participating features. For unit-linked contracts, the liabilities recognized under existing accounting policies are valued according to the fair value of the financial assets backing those contracts at the balance sheet date.

Unearned fees reserve

Fees received at inception of an investment contract with no discretionary participating features to cover future services are recognized as liabilities and accounted in the income statement based on the same amortization pattern as the one used for deferred origination costs (see section 1.6.4).

1.13. Reinsurance: ceded reinsurance

Transactions relating to reinsurance assumed and ceded are accounted in the balance sheet and income statement in a similar way to direct business transactions provided that these contracts meet the insurance contracts classification requirements and in agreement with contractual clauses.

1.14. Financing debts

Financing debts issued to finance the solvency requirements of an operational entity or to acquire a portfolio of contracts are isolated in a specific balance sheet aggregate.

1.15. Other liabilities

1.15.1. Income taxes

The current income tax expense (benefit) is recorded in the income statement on the basis of net amounts estimated to be payable (or recoverable) in relation to taxable operations recorded during the year and based on the local tax regulation.

Deferred tax assets and liabilities emerge from temporary differences between the accounting and fiscal values of assets and liabilities, and from tax loss carryforwards. Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available to offset the temporary differences. Therefore, deferred tax assets that are not expected to be recovered are written off.

A deferred tax liability is recognized for any taxable temporary difference relating to the value of shares in a consolidated company held, unless the Group controls at what date the temporary difference will reverse and it is probable that the temporary difference will not reverse in the foreseeable future. If a group company decides to sell its stake in another consolidated entity, the difference between the carrying value and the tax value of these shares for the company that holds them leads to the recognition of a deferred tax asset or liability (including as part of a business combination when the Group as the buyer intends to sell or carry out internal restructuring of the shares following the acquisition). The same approach applies to dividend payments that have been voted or deemed likely, to the extent that a tax on dividends will be due.

Following a business combination, a deferred tax liability or asset is also recognized on changes in the timing difference between the tax value and carrying value of a tax-deductible item of goodwill. This deferred tax is only released if the goodwill is impaired or if the corresponding consolidated shares are sold.

The measurement of deferred tax liabilities and deferred tax assets reflects the expected tax impact, at the balance sheet date.

1.15.2. Pensions and other post-retirement benefits

Pensions and other post-retirement benefits include the benefits payable to AXA Group employees after they retire

(retirement compensation, additional pension benefit, health insurance). In order to meet those obligations, some regulatory framework have allowed or enforced the set up of dedicated funds (plan assets).

– Defined contribution plans: payments are made by the employer to a third party (e.g. pension trusts). These payments free the employer of any further commitment, and the obligation to pay acquired benefits to the employees is transferred. The contributions paid by the employer are recorded as an expense in the income statement and no liability needs to be recorded.

– Defined benefit plans: an actuarial assessment of the commitments based on each plan’s internal rules is performed. The present value of the future benefits paid by the employer, known as the PBO (Projected Benefit

Obligation), is calculated annually on the basis of long-term projections of rate of salary increase, inflation rate,

mortality, staff turnover, pension indexation and remaining service lifetime. The amount recorded in the balance sheet for employee benefits is the difference between the Projected Benefit Obligation and the market value at the balance sheet date of the corresponding invested plan assets after adjustment for any unrecognized losses or gains. If the net result is negative, a provision is recorded in the balance sheet under the provision for risks and charges heading. If the net result is positive, a prepaid asset is recorded in the balance sheet. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognized in shareholders’ equity in full in the period in which they occur. Similarly, any adjustment arising from the asset ceiling is recognized in shareholders’
equity. Past-service costs are recognized immediately in the income statement, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, past-service costs are amortized on a straight-line basis over the vesting period.

1.15.3. Share-based compensation plans

Group’s share-based compensation plans are predominantly equity-settled plans.

All equity-settled stock option plans granted after November 7, 2002 and not fully vested as at January 1, 2004 are accounted for at fair value at the date they were granted and the fair value is expensed over the vesting period.

Cash-settled stock option plans are recognized at fair value, which is remeasured at each balance sheet date with any change in fair value recognized in the statement of income.

The AXA Shareplan issued under specific French regulatory framework includes two options: traditional and leveraged option.

The cost of the traditional option Shareplan is valued according to the specific guidance issued in France by the CNC
(Conseil National de la Comptabilité). The cost of the leveraged option plan is valued by taking into account the five-
year lock-up period for the employees (as in the traditional plan) but adding the opportunity cost implicitly borne by AXA by enabling its employees to benefit from an institutional derivatives-based pricing instead of a retail pricing.

1.16. Provisions for risks, charges and contingent liabilities

1.16.1. Restructuring costs

Restructuring provisions other than those related to a business combination are recorded when the Group has a present obligation evidenced by a binding sale agreement or a formal detailed restructuration plan whose main features have been announced to those impacted.

1.16.2. Other provisions and contingencies

Provisions are recognized when the Group has a present obligation (legal or implicit) as a result of past events, when it is more likely than not that an outflow of resources will be required to settle the obligation, and when the provision can be reliably estimated.

Provisions are not recognized for future operating losses or future losses associated with the ongoing activities of the company.

The same applies to contingent liabilities, except if identified at the time of a business combination (see section 1.3.2).

Provisions are measured at management’s best estimate, at the balance sheet date, of the expenditure required to settle the obligation, discounted at the market risk-free rate of return for long-term provisions.

1.17. Revenue recognition

1.17.1. Gross written premiums

Gross written premiums correspond to the amount of premiums written by insurance and reinsurance companies on business incepted in the year with respect to both insurance contracts and investment contracts with discretionary participating features, net of cancellations and gross of reinsurance ceded. For reinsurance, premiums are recorded on the basis of declarations made by the ceding company, and may include estimates of gross written premiums.

1.17.2. Fees and revenues from investment contracts
with no discretionary participating features

Amounts collected as premiums from investment contracts with no discretionary participating features are reported as deposits net of any loadings and policy fees. Revenues from these contracts consist of loadings and policy fees relating to underwriting, investment management, administration and surrender of the contract during the period. Front-end fees collected corresponding to fees for future services are recognized over the estimated life of the contract (see
“Unearned fees reserves” section 1.12.3).

1.17.3. Deposit accounting

Investment contracts with no discretionary participating features fall within the scope of IAS 39. Deposit accounting applies to these contracts, which involves the following:

– the Group recognizes the consideration received as a deposit financial liability rather than as revenues;

– claims paid are recognized as withdrawals.

1.17.4. Unbundling

The Group unbundles the deposit component of contracts when required by IFRS 4, i.e. when both the following conditions are met :

– the Group can measure separately the “deposit” component (including any embedded surrender option, i.e. without taking into account the “insurance” component);

– the Group accounting methods do not otherwise require to recognize all obligations and rights arising from the

“deposit” component.

No such situation currently exists within the Group. In accordance with IFRS 4, the Group continues to use the accounting principles previously applied by AXA to insurance contracts and investment contracts with discretionary participating features. According to these principles, there are no situations in which all rights and obligations related to contracts are not recognized.

1.17.5. Change in unearned premiums reserves net of unearned revenues and fees

Changes in unearned premiums reserves net of unearned revenues and fees include the change in the unearned premium reserve reported as a liability (see “Unearned premium reserves” in section 1.12.2) along with the change in unearned revenues and fees. Unearned revenues and fees correspond to upfront charges for future services recognized over the estimated life of insurance and investment contracts with discretionary participating features (see
“Provisions for unearned revenues” in section 1.12.2) and investment contracts with no discretionary participating features (see section 1.12.3 “Provisions for unearned fees”).

1.17.6. Net revenues from banking activities

Net revenues from banking activities include all revenues and expenses from banking operating activities, including interests and banking fees.

They exclude bank operating expenses and change in bad debts provisions, doubtful receivables or loans, which are recorded in the item “Bank operating expenses”.

1.17.7. Revenues from other activities

Revenues from other activities mainly include:

– insurance companies revenues from non insurance activities, notably commissions received on sales or distribution of financial products;

– commissions received and fees for services relating to asset management activities;

– rental income received by real estate management companies; and

– sales proceeds received on buildings constructed or renovated and subsequently sold by real estate businesses.

1.17.8. Net investment result excluding financing expenses

The net investment result in respect of insurance activities includes:

– investment income from investments from non banking activities, net of impairment expense on real estate investments (impairment expense relating to owner occupied properties is included in “administrative expenses”
aggregate); this item includes interest received calculated using the effective interest method for debt instruments and dividends received on equity instruments;

– investment management expenses (excludes financing debt expenses);

– realized investment gains and losses net of releases of impairment following sales;

– the change in unrealized gains and losses on invested assets measured at fair value through profit or loss;

– the change in financial assets impairment (excluding releases of impairment following sales).

In respect of banking activities, interest income and financial charges including interest expenses are included in the
“Net revenue from banking activities” item (see section 1.17.6).

Any gain or loss arising from a change in AXA’s ownership interest in a subsidiary not wholly owned, following an issuance or redemption of equity instruments, is recorded in the net investment result. The gain or loss would correspond to the change in AXA’s share of the subsidiary’s shareholders’ equity before and after the operation.

1.18. Presentation of financial statements

As part of its continuing review aimed at improving the presentation of its financial statements and to ensure that its accounting principles are consistent with those applied by its peers, the Group has amended some presentational aspects of its financial statements.

Consolidated income statement

The “Change in goodwill impairment” aggregate is now presented under “the other operating income and expenses aggregate” and is therefore included in “Income from operating activities before tax”. It was previously presented after
“Operating income before tax”.

The Group no longer reports “Net income Group share” (obtained by deducting minority interests from “Consolidated net income”). Net income is now broken down into “Minority interests share in net consolidated result” and “Net income
Group share”. These two items are presented at the bottom of the income statement as an allocation of net income.

Statement of consolidated cash flows

Following the change in the consolidated income statement format regarding the “Change in goodwill impairment” item, and in order to make the presentation more consistent with that adopted by its peers, the Group has also changed the starting point of the statement of consolidated cash flows. The statement of consolidated cash flows now starts with
“Net operating result before tax”, whereas it used to be with “Income from operating activities, gross of tax expenses”.
As a result, the following income statement items are now included in the starting point of the statement of consolidated cash flows: “Change in goodwill impairment”, “Income arising from investments in associates – Equity method” and
“Financing debt expenses”.

Note 2: Scope of consolidation

2.1. Consolidated companies

2.1.1. Main fully consolidated companies

		December 31, 2006		December 31, 2005
Parent and Holding Companies	Change in scope	Voting rights	Ownership interest	Voting rights	Ownership interest
France
AXA		Parent Company		Parent Company
AXA China		100.00	76.82	100.00	76.28
AXA France Assurance		100.00	100.00	100.00	100.00
Colisée Excellence		100.00	100.00	100.00	100.00
AXA Participations II		100.00	100.00	100.00	100.00
Mofipar		100.00	100.00	100.00	100.00
Oudinot Participation		100.00	100.00	100.00	100.00
Société Beaujon		99.99	99.99	99.99	99.99
AXA Technology Services		100.00	99.99	99.99	99.99
United States
AXA Financial Inc.		100.00	100.00	100.00	100.00
AXA America Holding Inc.		100.00	100.00	100.00	100.00
United Kingdom
Guardian Royal Exchange Plc		100.00	99.99	100.00	99.99
AXA UK Plc		100.00	99.99	100.00	99.99
AXA Equity & Law Plc		99.96	99.96	99.96	99.96
Ireland
AXA Life Europe	Acquisition	100.00	100.00	–	–
Asia/Pacific (excluding Japan)
National Mutual International Pty Ltd		100.00	52.69	100.00	52.95
AXA Life Singapore Holding		100.00	52.69	100.00	52.95
AXA Asia Pacific Holdings Ltd		53.71	52.69	52.95	52.95
Japan
AXA Japan Holding		97.69	97.69	97.59	97.59
Germany
Kölnische Verwaltungs AG für Versicherungswerte		99.56	98.76	99.56	97.77
AXA Konzern AG		96.84	96.52	92.76	92.19
Belgium
AXA Holdings Belgium		100.00	99.92	100.00	99.92
Royale Belge Investissement		100.00	99.92	100.00	99.92
Luxembourg
AXA Luxembourg SA		100.00	99.92	100.00	99.92
The Netherlands
AXA Verzekeringen		100.00	99.92	100.00	99.92
AXA Nederland BV		100.00	99.92	100.00	99.92
Vinci BV		100.00	100.00	100.00	100.00

		December 31, 2006		December 31, 2005
Parent and Holding Companies	Change in scope	Voting rights	Ownership interest	Voting rights	Ownership interest
Spain
AXA Aurora S.A.		100.00	100.00	100.00	100.00
Italy
AXA Italia SpA		100.00	100.00	100.00	100.00
Maroc
AXA Ona		51.00	51.00	51.00	51.00
Turkey
AXA Oyak Holding AS		50.00	50.00	50.00	50.00

		December 31, 2006		December 31, 2005
Life & Savings and Property & Casualty	Change in scope	Voting rights	Ownership interest	Voting rights	Ownership interest
France
AXA France Iard		99.92	99.92	99.92	99.92
Avanssur (formerly Direct Assurances Iard)		100.00	100.00	100.00	100.00
AXA France Vie		99.77	99.77	99.77	99.77
AXA Protection Juridique		98.51	98.51	98.51	98.51
United States
AXA Financial (sub-group)		100.00	100.00	100.00	100.00
Canada
AXA Canada Inc. (sub-group including Citadel)		100.00	100.00	100.00	100.00
United Kingdom
AXA Insurance Plc		100.00	99.99	100.00	99.99
AXA Sun Life Plc		100.00	99.99	100.00	99.99
AXA PPP Healthcare Group Plc		100.00	99.99	100.00	99.99
AXA PPP Healthcare Limited		100.00	99.99	100.00	99.99
Ireland
AXA Insurance Limited		100.00	99.99	100.00	99.99
Asia/Pacific (excluding Japan)
AXA Life Insurance Singapore		100.00	52.69	100.00	52.95
AXA Australia New Zealand		100.00	52.69	100.00	52.95
AXA China Region Limited (including MLC Hong Kong)	Acquisition of MLC	100.00	52.69	100.00	52.95
AXA General Insurance Hong Kong Ltd		100.00	100.00	100.00	100.00
AXA Insurance Singapore		100.00	100.00	100.00	100.00
PT AXA Life Indonesia		80.00	42.15	–	–
MLC Indonesia	Acquisition	100.00	52.69	–	–
Japan
AXA Group Life Insurance	Merger with AXA Life Insurance Japon	–	–	100.00	97.59
AXA Life Insurance		100.00	97.69	100.00	97.59
AXA Non Life Insurance Co Ltd		100.00	97.69	100.00	97.59

		December 31, 2006		December 31, 2005
Life & Savings and Property & Casualty	Change in scope	Voting rights	Ownership interest	Voting rights	Ownership interest
Germany
AXA Versicherung AG	Minority interest buyout	100.00	96.52	100.00	92.19
AXA Art	Minority interest buyout	100.00	96.52	100.00	92.19
AXA Leben Versicherung AG	Minority interest buyout	100.00	96.52	100.00	92.19
Pro Bav Pensionskasse	Minority interest buyout	100.00	96.52	100.00	92.19
Deutsche Aerzteversicherung	Minority interest buyout	97.87	94.47	97.87	90.23
AXA Kranken Versicherung AG	Minority interest buyout	99.69	96.23	99.69	91.91
Belgium
Ardenne Prévoyante		100.00	99.92	100.00	99.92
AXA Belgium SA		100.00	99.92	100.00	99.92
Servis (formerly Assurance de la Poste)		100.00	99.92	100.00	99.92
Assurances de la Poste Vie		100.00	99.92	100.00	99.92
Luxembourg
AXA Assurances Luxembourg		100.00	99.92	100.00	99.92
AXA Assurances Vie Luxembourg		100.00	99.92	100.00	99.92
The Netherlands
AXA Leven N.V.		100.00	99.92	100.00	99.92
AXA Schade N.V.		100.00	99.92	100.00	99.92
Spain
Hilo Direct SA de Seguros y Reaseguros		100.00	100.00	100.00	100.00
AXA Aurora SA Iberica de Seguros y Reaseguros		99.70	99.70	99.70	99.70
AXA Aurora SA Vida de Seguros y Reaseguros		99.70	99.70	99.70	99.70
AXA Aurora SA Vida		99.96	99.67	99.96	99.67
Italy
AXA Interlife		100.00	100.00	100.00	100.00
UAP Vita		100.00	100.00	100.00	100.00
AXA Assicurazioni e Investimenti		100.00	99.99	100.00	99.99
Portugal
AXA Portugal Companhia de Seguros SA		99.61	99.37	99.70	99.51
AXA Portugal Companhia de Seguros de Vida SA		95.09	94.89	95.09	94.89
Seguro Directo		100.00	100.00	100.00	100.00
Morocco
AXA Assurance Maroc		100.00	51.00	100.00	51.00
Turkey
AXA Oyak Hayat Sigorta AS		100.00	50.00	100.00	50.00
AXA Oyak Sigorta AS		70.96	35.48	70.96	35.48
Switzerland
AXA Compagnie d’Assurances sur la Vie		100.00	100.00	100.00	100.00
AXA Compagnie d’Assurances		100.00	100.00	100.00	100.00

		December 31, 2006		December 31, 2005
International Insurance (entities having worldwide activities)	Change in scope	Voting rights	Ownership interest	Voting rights	Ownership interest
AXA RE (sub-group)	Sale of AXA RE business	–	–	100.00	100.00
AXA Corporate Solutions Assurance (sub-group)		98.75	98.75	98.75	98.75
AXA Cessions		100.00	100.00	100.00	100.00
AXA Assistance SA (sub-group)		100.00	100.00	100.00	100.00
AXA Global Risks UK		100.00	100.00	100.00	100.00
Saint-Georges Ré		100.00	100.00	100.00	100.00

		December 31, 2006		December 31, 2005
Asset Management (entities having worldwide activities)	Change in scope	Voting rights	Ownership interest	Voting rights	Ownership interest
AXA Investment Managers (sub-group) (a)		94.82	94.58	95.11	94.58
AllianceBernstein (sub-group)		60.28	60.28	61.08	61.08
(a) Including Framlington.

Other Financial Services	Change in scope	December 31, 2006		December 31, 2005
		Voting rights	Ownership interest	Voting rights	Ownership interest
France
AXA Banque		100.00	99.92	100.00	99.91
AXA Banque Financement		65.00	64.95	65.00	64.94
Compagnie Financière de Paris		100.00	100.00	100.00	100.00
Sofinad		100.00	99.99	100.00	100.00
Germany
AXA Bank AG		100.00	96.52	100.00	92.19
Belgium
AXA Bank Belgium		100.00	99.92	100.00	99.92

On December 22, 2006, AXA completed its acquisition of Winterthur after receiving all regulatory authorizations.

		December 31, 2006		December 31, 2005
Holding Companies	Change in scope	Voting rights	Ownership interest	Voting rights	Ownership interest
The Netherlands
DBV Holding N.V.	Acquisition	100.00	96.69	–	–
Winterthur Verzekeringen Holding B.V.	Acquisition	100.00	100.00	–	–
Germany
DBV-Winterthur Holding AG	Acquisition	96.69	96.69	–	–
WinCom Versicherungs-Holding AG	Acquisition	100.00	100.00	–	–
Winterthur Beteiligungs-Gesellschaft mbH	Acquisition	100.00	100.00	–	–
Spain
Hispanowin S.A.	Acquisition	100.00	100.00	–	–
Switzerland
Finance Solutions SARL	Acquisition	100.00	100.00	–	–
United Kingdom
Winterthur (UK) Holdings Ltd	Acquisition	100.00	100.00	–	–

		December 31, 2006		December 31, 2005
Life & Savings and Property & Casualty	Change in scope	Voting rights	Ownership interest	Voting rights	Ownership interest
Eastern Europe
Winterthur Czech Republic Pension Funds	Acquisition	79.97	79.97	–	–
Winterthur Czech Republic Insurance	Acquisition	65.01	65.01	–	–
Winterthur Hungary	Acquisition	65.00	65.00	–	–
Winterthur Poland	Acquisition	65.00	65.00	–	–
Winterthur Poland Pension Funds	Acquisition	70.00	70.00	–	–
Winterthur Slovakia	Acquisition	88.21	88.21	–	–
The Netherlands
Winterthur Leven NV	Acquisition	100.00	100.00	–	–
DBV Leven N.V.	Acquisition	100.00	96.69	–	–
DBV Schade	Acquisition	100.00	96.69	–	–
DBV Finance BV	Acquisition	100.00	96.69	–	–
Winterthur Schade N.V.	Acquisition	100.00	100.00	–	–
Germany
DBV-Winterthur Krankenversicherung AG	Acquisition	100.00	96.69	–	–
DBV-Winterthur Lebensversicherung AG	Acquisition	99.74	96.44	–	–
Winsecura Pensionskasse AG	Acquisition	100.00	96.44	–	–
Rheinisch-Westfälische Sterbekasse Lebensversicherung AG	Acquisition	100.00	96.69	–	–
DBV Deutsche Beamten-Versicherung AG	Acquisition	100.00	96.69	–	–
DBV-Winterthur Versicherung AG (DWS)	Acquisition	100.00	96.69	–	–
DBV-WinSelect Versicherung AG	Acquisition	100.00	96.69	–	–
Spain
Winterthur Vida y Pensiones	Acquisition	100.00	100.00	–	–
Winterthur Seguros Generales S.A. de Seguros y Reaseguros	Acquisition	100.00	100.00	–	–
Winterthur Salud (SA de Seguros)	Acquisition	100.00	100.00	–	–
Asia/Pacific (excluding Japan)
Winterthur Life (Hong Kong) Ltd	Acquisition	100.00	100.00	–	–
Switzerland
Winterthur Life	Acquisition	100.00	100.00	–	–
Winterthur-ARAG Legal Assistance	Acquisition	66.67	66.67	–	–
Winterthur Swiss Insurance Company Holding	Acquisition	100.00	100.00	–	–
Winterthur Swiss Insurance P&C	Acquisition	100.00	100.00	–	–
United Kingdom
Winterthur Life UK Limited	Acquisition	100.00	100.00	–	–
Japan
Winterthur Swiss Life Insurance Co. Ltd	Acquisition	100.00	100.00	–	–
Belgium
Winterthur Europe Assurance – Vie	Acquisition	99.81	99.81	–	–
Winterthur Europe Assurances – Non-Vie	Acquisition	99.81	99.81	–	–
Les Assurés Réunis	Acquisition	99.93	99.74	–	–
Touring Assurances SA	Acquisition	100.00	99.81	–	–

International Insurance	Change in scope	December 31, 2006		December 31, 2005
(entities having worldwide activities)		Voting rights	Ownership interest	Voting rights	Ownership interest
Switzerland
AXA LM Switzerland	Acquisition	100.00	100.00	–	–
Winplan	Acquisition	100.00	100.00	–	–
United States
Harrington	Acquisition	100.00	100.00	–	–

		December 31, 2006		December 31, 2005
Asset Management (entities having worldwide activities)	Change in scope	Voting rights	Ownership interest	Voting rights	Ownership interest
Switzerland
Winterthur Investment Management AG	Acquisition	100.00	100.00	–	–

		December 31, 2006		December 31, 2005
Other Financial Services	Change in scope	Voting rights	Ownership interest	Voting rights	Ownership interest
The Netherlands
Holland Homes I	Acquisition	100.00	100.00	–	–
Holland Homes II	Acquisition	100.00	100.00	–	–
Holland Homes III	Acquisition	100.00	100.00	–	–
Holland Homes IV	Acquisition	100.00	100.00	–	–

Aside from Winterthur, the main entries into the scope of consolidation in 2006 were Citadel (Canada), MLC Hong
Kong and MLC Indonesia. In 2005, the UK’s Framlington Group Limited was acquired by AXA Investment

Managers and Seguro Directo was acquired in Portugal.

The main removals from the scope in 2006 arose from the sale of Parfimmo in Belgium and AXA RE’s activities to

Paris Ré Holding on December 21, 2006. In 2005, Advest, a subsidiary of AXA Financial Group (US life business) left the scope.

Investment funds and other investments

Funds and other investments consolidated by AXA are as follows:

Consolidated mutual funds represented total investments of €84,899 million at end-2006 (€67,549 million at
December 31, 2005 and €55,434 million at December 31, 2004). This amount relates to 279 funds, mainly in France, the UK, Germany, Australia and Japan. The funds are mainly in the Life & Savings business segment.

The 70 consolidated real estate companies represented total investments of €22,898 million at end-2005 (€18,795 million at December 31, 2005 and €6,110 million at December 31, 2004), mainly in France, the UK, Germany and Japan.
The 8 consolidated CDOs represented total investments of €1,410 million at end-2005 (€1,806 million at December 31,
2005 and €1,871 million at December 31, 2004).

In most investment funds (particularly open-ended mutual funds), minority interests do not meet the definition of shareholders’ equity. They are therefore presented as liabilities under “Minorities in controlled funds and other commitments to buy out minority interests”. At December 31, 2006, minorities in controlled funds amounted to €6,099 million (€4,326 million at December 31, 2005 and €3,223 million at December 31, 2004).

2.1.2. Proportionately consolidated companies

		December 31, 2006		December 31, 2005
Life & Savings and Property & Casualty	Change in scope	Voting rights	Ownership interest	Voting rights	Ownership interest
France
Natio Assurances		50.00	49.96	50.00	49.96
NSM Vie		39.98	39.98	39.98	39.98
Fonds Immobiliers Paris Office Funds		50.00	49.91	50.00	49.91

2.1.3. Investments in equity-accounted companies
Equity-accounted companies excluding mutual funds and real estate entities

		December 31, 2006		December 31, 2005
Life & Savings and Property & Casualty	Change in scope	Voting rights	Ownership interest	Voting rights	Ownership interest
France
Compagnie Financière de Paris Crédit	Merger with Compagnie Financière de Paris	–	–	100.00	100.00
Argovie		95.23	95.01	94.47	94.25
Banque de Marchés et d’Arbitrages		27.71	27.70	27.71	27.70
Asia/Pacific
AXA Insurance Investment Holding	Liquidation	–	–	100.00	100.00
AXA Affin General Insurance Berhad	Scope entry	50.48	50.48	–	–
PT AXA Mandiri Financial Services	Scope entry	51.00	26.87	–	–
Philippine AXA Life Insurance Corporation	Scope entry	44.98	23.70	–	–
Krungthai AXA Life Insurance Company Ltd	Scope entry	50.00	26.34	–	–
Belgium
Parfimmo	Liquidation	–	–	33.33	33.31

Equity-accounted mutual funds and real estate entities

At December 31, 2006, equity-accounted real estate companies represented total assets of €693 million (€234 million at end-2005), including €298 million relating to real estate companies arising from the Winterthur acquisition. Equity-
accounted mutual funds represented total assets of €1,376 million, mainly in France, the United States and Switzerland
(€1,346 million at end-2005).

2.2. Other comments on the scope of consolidation

AXA’s consolidated financial statements are prepared at December 31 based on individual company financial statements at the same date, with the exception of companies in the Japanese life insurance business (AXA Japan excluding Winterthur Swiss Life Insurance), which have a September 30 financial year-end.

2.3. Consolidated entities relating to specific operations

Securitisation of mortgages loans in the life portfolio of DBV in the Netherlands

The Holland Homes mortgage securitization structures previously set up by Winterthur Group are consolidated within
DBV’s operations in the Netherlands. Mortgage loans are issued to sell life insurance products. Surplus loans issued are securitized through special purpose entities.

The following operations, described in the 2005 financial statements, continued in 2006:

Acacia

The Acacia SPV is consolidated within the operations of AXA France Vie. The main impact of this is a €220 million increase in the AXA Group’s other liabilities, and a parallel increase in receivables resulting from insurance operations.

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

Due to AXA Japan’s continuing involvement in managing these buildings, the Group is considered to retain almost all of the risks and benefits relating to ownership of the transferred assets, and so the assets have been kept on the balance sheet. The assets relating to this transaction kept on the balance sheet at December 31, 2006 totaled JPY 12 billion
(€80 million).

Matignon Finances

AXA has set up an intra-group financing and cash management company. This company entered the scope of consolidation in 2005.

Note 3: Segmental information
(Balance sheet and Statement of income)

AXA has five operating business segments: Life & Savings, Property & Casualty, International Insurance, Asset
Management and Other Financial Services. An additional “Holding companies” segment includes all non-operational activities. The financial information relating to AXA’s business segments and holding company activities is consistent with the presentation provided in the consolidated financial statements.

Life & Savings: AXA offers a broad range of Life & Savings products including individual and group savings retirement products, life and health products. They comprise traditional term and whole life insurance, immediate annuities and investment products (including endowments, savings-related products, such as variable life and variable annuity products).

Property & Casualty: This business segment includes a broad range of products including mainly motor, household, property and general liability insurance for both personal and commercial customers (commercial customers being mainly small to medium-sized companies). In some countries, this segment includes health products.

International Insurance: This segment’s operations include insurance products that specifically relate to AXA
Corporate Solutions Assurance. These products provide coverage to large national and international corporations mainly relating to property damage, third party liability, marine, aviation and transport, construction, financial risk, and directors and officers liability. The segment also includes assistance activities and the Group’s run-off management activities, managed by AXA LM, including risks underwritten by AXA RE relating to the 2005 underwriting year and before. Reinsurance operations (AXA RE) principally focus on: property damage, marine and aviation property, and third party liability. Years prior to 2005 are covered by a treaty ceding 100% of reinsurance to Paris Ré.

The Asset Management Segment’s products and services include diversified asset management (including mutual fund management) and related services, which are provided to a variety of institutional clients and individuals, including
AXA’s insurance companies.

The Other Financial Services Segment’s products and services mainly include banking activities conducted primarily in France and Belgium and financial vehicles including certain Special-Purpose Entities (CDOs and mortgage securitization vehicles).

In this item 18, unless otherwise indicated, the terms (1), “Insurance” covers the three insurance segments: Life &
Savings, Property & Casualty and International Insurance, and (2) “Financial Services” includes both the Asset
Management segment and the Other Financial Services segment.

3.1. Segmental balance sheet

3.1.1. Assets

SEGMENTAL ASSETS						(in Euro million)
	December 31, 2006
	Life & Savings	Property & Casualty	International Insurance	Asset Management	Other financial services	Holding companies	Inter-segment eliminations	TOTAL
Intangible assets	27,789	6,242	66	4,834	71	364	–	39,365
Investments	525,298	54,993	9,770	665	10,985	10,091	(12,621)	599,182
Reinsurer’s share in insurance and investment contracts liabilities	5,055	2,269	4,985	–	–	–	(272)	12,038
Other assets & receivables (a)	18,017	694	4,916	4,468	15,316	41,094	(10,872)	73,633
Assets held for sale and from discontinued operations	235	3,102	–	–	–	–	–	3,337
TOTAL ASSETS	576,395	67,300	19,737	9,967	26,372	51,549	(23,764)	727,555
Of which:
France	136,092	16,924	–	–	–	–	–	153,016
United States	120,215	–	–	–	–	–	–	120,215
United Kingdom	107,125	10,135	–	–	–	–	–	117,259
Japan	39,403	–	–	–	–	–	–	39,403
Germany	57,860	10,123	–	–	–	–	–	67,983
Belgium	24,969	10,669	–	–	–	–	–	35,638
Switzerland	41,347	5,225	–	–	–	–	–	46,572
Other countries and other transnational activities	49,383	14,224	19,737	9,967	26,372	51,549	(23,764)	147,468
TOTAL ASSETS	576,395	67,300	19,737	9,967	26,372	51,549	(23,764)	727,555

(a) Including cash and cash equivalents, deposits and guarantees, various debtors and assets covering employee benefit liabilities.

OF WHICH WINTERTHUR

(in Euro million)

				December 31, 2006
	Life & Savings	Property & Casualty	International Insurance	Asset Management	Other financial services	Holding companies	Inter-segment eliminations	TOTAL
Goodwill	1,436	1,326	–	–	–	–	–	2,762
Other intangible assets	2,645	1,152	–	–	–	–	–	3,796
Other assets	92,789	17,812	1,412	4	2,885	1,454	(3,763)	112,592
TOTAL ASSETS	96,870	20,290	1,412	4	2,885	1,454	(3,763)	119,151

SEGMENTAL ASSETS							(in Euro million)
				December 31, 2005
	Life & Savings (b)	Property & Casualty	International Insurance	Asset Management	Other financial services	Holding companies	Inter-segment eliminations	TOTAL (b)
Intangible assets (b)	22,977	3,470	169	4,972	70	363	–	32,023
Investments	414,933	41,054	9,870	421	8,642	5,446	(10,874)	469,492
Reinsurer’s share in insurance and investment contracts liabilities	4,356	2,014	3,015	–	–	–	(298)	9,087
Other assets & receivables (a)	15,157	5,125	3,119	3,842	12,600	31,774	(6,346)	65,271
Assets held for sale and from discontinued operations	100	2	–	–	–	–	–	102
TOTAL ASSETS	457,523	51,665	16,173	9,235	21,312	37,584	(17,517)	575,974
Of which:	–	–	–	–	–	–	–	–
France	124,756	15,758	–	–	–	–	–	140,514
United States	123,290	–	–	–	–	–	–	123,290
United Kingdom (b)	83,748	9,629	–	–	–	–	–	93,377
Japan	34,405	–	–	–	–	–	–	34,405
Germany	34,103	8,383	–	–	–	–	–	42,486
Belgium	19,454	7,493	–	–	–	–	–	26,947
Other countries and other transnational activities	37,767	10,403	16,173	9,235	21,312	37,584	(17,517)	114,956
TOTAL ASSETS	457,523	51,665	16,173	9,235	21,312	37,584	(17,517)	575,974

(a) Including cash and cash equivalents, deposits and guarantees, various debtors and assets covering employee benefit liabilities.

(b) As described in note 1.12.2, the adoption of FRS 27 in the UK has led to adjustments on all periods presented. The effect of these adjustments is set out in note 14.

SEGMENTAL ASSETS							(in Euro million)
				December 31, 2004
	Life & Savings (b)	Property & Casualty	International Insurance	Asset Management	Other financial services	Holding companies	Inter-segment eliminations	TOTAL (b)
Intangible assets (b)	20,838	3,318	162	3,831	73	21	–	28,243
Investments	357,634	35,594	7,701	223	9,983	5,351	(10,570)	405,916
Reinsurer’s share in insurance and investment contracts liabilities	4,025	1,835	2,474	–	–	–	(436)	7,898
Other assets & receivables (a)	11,964	4,679	3,702	2,641	11,545	31,034	(4,007)	61,558
Assets held for sale and from discontinued operations	62	–	–	–	–	–	–	62
TOTAL ASSETS	394,523	45,426	14,038	6,695	21,601	36,406	(15,013)	503,678
Of which:
France	112,296	13,846	–	–	–	–	–	126,142
United States	100,793	–	–	–	–	–	–	100,793
United Kingdom (b)	70,650	8,390	–	–	–	–	–	79,040
Japan	29,036	–	–	–	–	–	–	29,036
Germany	32,068	8,029	–	–	–	–	–	40,097
Belgium	16,286	7,109	–	–	–	–	–	23,395
Other countries and other transnational activities	33,393	8,053	14,038	6,695	21,601	36,406	(15,013)	105,175
TOTAL ASSETS	394,523	45,426	14,038	6,695	21,601	36,406	(15,013)	503,678

(a) Including cash and cash equivalents, deposits and guarantees, various debtors and assets covering employee benefit liabilities.

(b) As described in note 1.12.2, the adoption of FRS 27 in the UK has led to adjustments on all periods presented. The effect of these adjustments is set out in note 14.

3.1.2. Liabilities

SEGMENTAL LIABILITIES EXCLUDING SHAREHOLDERS’ EQUITY							(in Euro million)
				December 31, 2006
	Life & Savings	Property & Casualty	International Insurance	Asset Management	Other financial services	Holding companies	Inter-segment eliminations	TOTAL
Liabilities arising from insurance contracts (a)	374,485	46,167	11,888	–	–	–	(323)	432,216
Liabilities arising from investment contracts (a)	100,849	–	543	–	–	–	–	101,393
Unearned revenues and unearned fees reserves	2,080	–	–	–	–	–	–	2,080
Liabilities arising from policyholder’s participation	24,742	184	–	–	–	–	(8)	24,918
Derivatives relating to insurance and investment contracts	(130)	–	(33)	–	–	–	–	(163)
Provisions for risks and charges	4,929	2,843	307	165	261	478	–	8,984
Financing debt	2,512	36	454	644	531	13,514	(8,344)	9,347
Deferred tax liability	4,924	1,541	193	102	–	62	–	6,823
Payables	44,655	11,111	6,159	6,597	25,476	10,842	(14,861)	89,978
Liabilities from held for sale or discontinued operations	–	1,812	–	–	–	–	–	1,812
TOTAL LIABILITIES EXCLUDING CONSOLIDATED SHAREHOLDERS’ EQUITY	559,045	63,694	19,512	7,508	26,268	24,896	(23,536)	677,387
OF WHICH WINTERTHUR TOTAL LIABILITIES EXCLUDING CONSOLIDATED SHAREHOLDERS’ EQUITY	93,669	14,787	1,612	4	2,885	2,018	(3,763)	111,212

(a) Also includes changes in liabilities arising from insurance contracts and investment contracts where the financial risk is borne by policyholders.

SEGMENTAL LIABILITIES EXCLUDING SHAREHOLDERS’ EQUITY						(in Euro million)
				December 31, 2005
	Life & Savings(b)	Property & Casualty	International Insurance	Asset Management	Other financial services	Holding companies	Inter-segment eliminations	TOTAL(b)
Liabilities arising from insurance contracts (a) (c)	292,796	36,151	12,014	–	–	–	(355)	340,605
Liabilities arising from investment contracts (a) (c)	82,742	–	–	–	–	–	–	82,742
Unearned revenues and unearned fees reserves (c)	1,726	–	–	–	–	–	–	1,726
Liabilities arising from policyholder’s participation (c)	23,278	19	–	–	–	–	(13)	23,284
Derivatives relating to insurance and investment contracts	(147)	–	(1)	–	–	–	–	(148)
Provisions for risks and charges	5,221	2,699	93	99	272	377	–	8,761
Financing debt (b)	3,011	130	738	783	490	12,607	(9,853)	7,906
Deferred tax liability (c)	5,057	1,270	239	233	31	507	–	7,338
Payables	30,252	6,686	2,545	5,836	20,290	6,160	(7,296)	64,473
Liabilities from held for sale or discontinued operations	–	–	–	–	–	–	–	–
TOTAL LIABILITIES EXCLUDING CONSOLIDATED SHAREHOLDERS’ EQUITY	443,936	46,954	15,628	6,951	21,084	19,651	(17,517)	536,686

(a) Also includes changes in liabilities arising from insurance contracts and investment contracts where the financial risk is borne by policyholders.

(b) As described in note 1.11.2, perpetual subordinated notes have been reclassified under shareholders’ equity for all periods presented. Details are provided in note 13.

(c) As described in note 1.12.2, the adoption of FRS 27 in the UK has led to adjustments on all periods presented. The effect of these adjustments is set out in note 14.

SEGMENTAL LIABILITIES EXCLUDING SHAREHOLDERS’ EQUITY						(in Euro million)
				December 31, 2004
	Life & Savings(b)	Property & Casualty	International Insurance	Asset Management	Other financial services	Holding companies	Inter-segment eliminations	TOTAL(b)
Liabilities arising from insurance contracts (a) (c)	259,182	33,668	10,626	–	–	–	(446)	303,030
Liabilities arising from investment contracts (a) (c)	71,828	–	–	–	–	–	–	71,828
Unearned revenues and unearned fees reserves (c)	1,570	–	–	–	–	–	–	1,570
Liabilities arising from policyholder’s participation (c)	17,520	26	–	–	–	–	(2)	17,544
Derivatives relating to insurance and investment contracts	(22)	–	(10)	–	–	–	–	(32)
Provisions for risks and charges	4,663	2,305	99	78	270	313	–	7,729
Financing debt (b)	3,001	217	566	426	435	12,463	(9,147)	7,961
Deferred tax liability (c)	5,274	1,085	197	(45)	45	229	–	6,786
Payables	21,981	5,369	2,303	4,243	20,598	4,303	(5,418)	53,380
Liabilities from held for sale or discontinued operations	–	–	–	–	–	–	–	–
TOTAL LIABILITIES EXCLUDING CONSOLIDATED SHAREHOLDERS’ EQUITY	384,998	42,671	13,781	4,703	21,348	17,307	(15,013)	469,796

(a) Also includes changes in liabilities arising from insurance contracts and investment contracts where the financial risk is borne by policyholders.

(b) As described in note 1.11.2, perpetual subordinated notes have been reclassified under shareholders’ equity for all periods presented. Details are provided in note 13.

(c) As described in note 1.12.2, the adoption of FRS 27 in the UK has led to adjustments on all periods presented. The effect of these adjustments is set out in note 14.

3.2. Segmental consolidated statement of income

(in Euro million)

				December 31, 2006
	Life & Savings	Property & Casualty	International Insurance	Asset Management	Other Financial services	Holding companies	Inter-segment eliminations	TOTAL
Gross written premiums	48,793	19,830	3,625	–	–	–	(149)	72,099
Fees and charges relating to investment contracts with no participating features	608	–	–	–	–	–	–	608
Revenues from insurance activities	49,401	19,830	3,625	–	–	–	(149)	72,707
Net revenues from banking activities	–	–	–	–	398	–	(22)	376
Revenues from other activities	1,084	52	186	4,781	6	–	(417)	5,693
TOTAL REVENUES	50,485	19,882	3,811	4,781	404	–	(588)	78,775
Change in unearned premiums net of unearned revenues and fees	(249)	(142)	(84)	–	–	–	–	(476)
Net investment income	12,372	1,592	300	85	126	416	(429)	14,461
Net realized investment gains and losses	3,475	596	132	50	(17)	23	–	4,260
Change in fair value of financial instruments at fair value through profit & loss	14,898	52	35	47	31	(512)	–	14,550
Change in financial instruments impairment	(135)	(47)	(2)	–	4	(14)	–	(194)
Net investment result excluding financing expenses	30,610	2,192	465	182	144	(88)	(429)	33,077
Technical charges relating to insurance activities	(69,815)	(12,841)	(2,272)	–	–	–	90	(84,836)
Net result from outward reinsurance	(28)	(632)	(893)	–	–	–	99	(1,455)
Bank operating expenses	–	–	–	–	(78)	–	–	(78)
Acquisition costs	(3,103)	(3,787)	(300)	–	–	–	(2)	(7,191)
Amortization of the value of purchased business in force and of other intangible assets	(282)	–	–	–	–	–	–	(282)
Administrative expenses	(2,871)	(1,860)	(345)	(3,288)	(321)	(393)	290	(8,788)
Change in tangible assets impairment	7	11	–	–	–	1	–	18
Change in goodwill impairment	–	–	(12)	–	–	–	–	(12)
Other income and expenses	(167)	(10)	4	(264)	(84)	(106)	116	(511)
Other operating income and expenses	(76,259)	(19,119)	(3,819)	(3,552)	(482)	(499)	594	(103,135)
Income from operating activities before tax	4,587	2,812	374	1,412	66	(586)	(423)	8,241
Income arising from investments in associates - Equity method	12	22	–	–	–	–	–	34
Financing debts expenses	(106)	(8)	(22)	(33)	(38)	(690)	423	(474)
Operating income before tax	4,493	2,826	352	1,379	27	(1,277)	–	7,801
Income tax	(1,319)	(788)	(105)	(362)	17	513	–	(2,043)
Net operating result	3,175	2,038	247	1,017	45	(764)	–	5,758
Result from discontinued operations net of tax	–	–	–	–	–	–	–	–
Net consolidated income	3,175	2,038	247	1,017	45	(764)	–	5,758
Split between:
Net income Group share	2,957	1,977	244	610	43	(745)	–	5,085
Minority interests share in net consolidated result	218	61	3	407	2	(18)	–	673

						(in Euro million)
				December 31, 2005
	Life & Savings (a)	Property & Casualty	International Insurance	Asset Management	Other Financial services	Holding companies (b)	Inter-segment eliminations	TOTAL
Gross written premiums	43,502	18,913	3,725	–	–	–	(145)	65,995
Fees and charges relating to investment contracts with no participating features	509	–	–	–	–	–	–	509
Revenues from insurance activities	44,011	18,913	3,725	–	–	–	(145)	66,504
Net revenues from banking activities	–	–	–	–	441	–	(13)	428
Revenues from other activities	1,115	43	178	3,783	–	–	(380)	4,739
TOTAL REVENUES	45,126	18,956	3,903	3,783	441	–	(538)	71,671
Change in unearned premiums net of unearned revenues and fees (a)	(178)	(269)	(33)	–	–	–	(3)	(484)
Net investment income	12,003	1,443	357	27	101	331	(311)	13,951
Net realized investment gains and losses	2,889	499	133	33	(3)	5	–	3,557
Change in fair value of financial instruments at fair value through profit & loss (b)	16,006	82	(6)	11	(40)	59	(3)	16,110
Change in financial instruments impairment	(107)	(84)	(3)	–	2	(18)	–	(210)
Net investment result excluding financing expenses	30,792	1,940	482	72	61	376	(314)	33,408
Technical charges relating to insurance activities (a)	(65,684)	(12,347)	(3,796)	–	–	–	37	(81,791)
Net result from outward reinsurance	(7)	(581)	317	–	–	–	130	(141)
Bank operating expenses	–	–	–	–	(61)	–	–	(61)
Acquisition costs (a)	(2,855)	(3,382)	(316)	–	–	–	16	(6,536)
Amortization of the value of purchased business in force and of other intangible assets	(558)	–	–	–	–	–	–	(558)
Administrative expenses	(3,017)	(1,961)	(322)	(2,807)	(295)	(401)	207	(8,596)
Change in tangible assets impairment	(4)	(1)	3	–	–	–	–	(3)
Change in goodwill impairment	(70)	–	–	–	–	–	–	(70)
Other income and expenses	(17)	12	18	(18)	(101)	(78)	103	(81)
Other operating income and expenses	(72,214)	(18,259)	(4,096)	(2,825)	(457)	(479)	492	(97,839)
Income from operating activities before tax	3,525	2,368	256	1,029	44	(103)	(363)	6,756
Income arising from investments in associates – Equity method	10	3	1	–	6	–	–	21
Financing debts expenses (b)	(119)	(11)	(30)	(21)	(20)	(644)	363	(481)
Operating income before tax	3,417	2,361	227	1,008	30	(747)	–	6,296
Income tax (a) (b)	(844)	(566)	(41)	(280)	–	242	–	(1,490)
Net operating result	2,573	1,795	186	727	30	(506)	–	4,806
Result from discontinued operations net of tax	–	–	–	–	–	–	–	–
Net consolidated income	2,573	1,795	186	727	30	(506)	–	4,806
Split between:								–
Net income Group share	2,404	1,737	184	411	82	(500)	–	4,318
Minority interests share in net consolidated result	169	58	2	317	(52)	(5)	–	488
(a)  As described in note 1.12.2, the adoption of FRS 27 in the UK has led to adjustments on all periods presented. The effect of these adjustments is set out in note 14.

(b)  As described in note 1.11.2, perpetual subordinated notes have been reclassified under shareholders' equity for all periods presented. Details are provided in note 13.

							(in Euro million)
				December 31, 2004
	Life & Savings	Property & Casualty	International Insurance	Asset Management	Other Financial services	Holding companies (a)	Inter-segment eliminations	TOTAL
Gross written premiums	41,111	17,903	3,314	–	–	–	(176)	62,152
Fees and charges relating to investment contracts with no participating features	417	–	–	–	–	–	–	417
Revenues from insurance activities	41,529	17,903	3,314	–	–	–	(176)	62,570
Net revenues from banking activities	–	–	–	–	404	(1)	(17)	386
Revenues from other activities	824	42	159	3,378	–	–	(329)	4,074
TOTAL REVENUES	42,353	17,945	3,473	3,378	404	(1)	(522)	67,030
Change in unearned premiums net of unearned revenues and fees	(131)	(250)	318	–	–	–	(41)	(104)
Net investment income	11,186	1,320	347	15	98	337	(361)	12,941
Net realized investment gains and losses	2,492	487	175	4	6	119	–	3,282
Change in fair value of financial instruments at fair value through profit & loss (a)	12,080	113	2	3	44	288	–	12,529
Change in financial instruments impairment	(264)	(124)	(22)	–	(10)	(23)	–	(444)
Net investment result excluding financing expenses	25,494	1,795	500	22	138	720	(361)	28,308
Technical charges relating to insurance activities	(58,376)	(11,959)	(2,832)	–	–	–	208	(72,959)
Net result from outward reinsurance	17	(663)	(401)	–	–	–	(15)	(1,063)
Bank operating expenses	–	–	–	–	(104)	–	2	(101)
Acquisition costs	(2,602)	(3,089)	(284)	–	–	–	17	(5,957)
Amortization of the value of purchased business in force and of other intangible assets	(468)	–	–	–	–	–	–	(468)
Administrative expenses	(3,002)	(1,717)	(344)	(2,623)	(189)	(269)	237	(7,906)
Change in tangible assets impairment	(3)	(7)	–	–	–	–	–	(10)
Change in goodwill impairment	–	(29)	(7)	–	–	–	–	(36)
Other income and expenses	(266)	3	(6)	4	(112)	(16)	153	(239)
Other operating income and expenses	(64,700)	(17,461)	(3,873)	(2,618)	(405)	(284)	603	(88,739)
Income from operating activities before tax	3,016	2,030	418	781	137	435	(322)	6,495
Income arising from investments in associates – Equity method	10	34	1	–	10	–	–	55
Financing debts expenses (a)	(100)	(22)	(53)	(22)	(18)	(545)	322	(439)
Operating income before tax	2,926	2,041	366	760	129	(110)	–	6,111
Income tax (a)	(971)	(563)	(120)	(178)	(95)	82	–	(1,845)
Net operating result	1,954	1,478	246	582	34	(28)	–	4,266
Result from discontinued operations net of tax	–	–	–	–	–	–	–	–
Net consolidated income	1,954	1,478	246	582	34	(28)	–	4,266
Split between:
Net income Group share	1,826	1,439	244	304	13	(33)	–	3,793
Minority interests share in net consolidated result	129	39	2	277	21	4	–	473

(a) As described in note 1.11.2, perpetual subordinated notes have been reclassified under shareholders' equity for all periods presented. Details are provided in note 13.

Note 4:

Financial and insurance risk management

4.1. Risk Management organization

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

Within the AXA Group, Risk Management is coordinated by a central team, supported by local Risk Management teams within each operational entity.

4.1.1. Risk Management principles and priorities

In order to make a tangible and measurable contribution to the Group’s activities, Risk Management has three key characteristics:

– Pragmatic: focusing on clearly identified priorities.

– Operational: working directly with the Group’s businesses.

– Decentralized: based on the subsidiarity principle, in line with the Group’s general organization.

Risk Management has five main priorities:

– Coordinating and monitoring asset-liability management (ALM) and carrying out Economic Capital calculation and analyses.

– Approving new products prior to launch and promoting product innovation.

– Controlling insurance exposures, in particular reviewing Property & Casualty reserves and optimizing reinsurance strategies.

– Identifying and assessing operational risk.

– Managing information systems: projection, simulation, risk assessment, consolidation and reporting.

4.1.2. The AXA Group’s Risk Management entities:
AXA Cessions and Group Risk Management

The Group’s Risk Management structure is mainly based around two entities: the Group Risk Management (GRM)
department and AXA Cessions.

GRM, under the authority of the Group Chief Risk Officer, is responsible for defining AXA’s standards as regards risk.
This includes developing and deploying tools for assessing and managing risk.

GRM also coordinates risk detection and management at the Group level, and indirectly at the subsidiaries’ level. In particular, this includes all procedures for reporting risk and consolidating risk at Group level. GRM coordinates the local
Risk Management teams of the Group’s various subsidiaries. In line with Group governance principles, this coordination focuses on minimum Group-wide requirements defined by GRM in terms of organization, resources and results.

AXA Cessions advises and supports the Group’s Property & Casualty and Life & Savings companies with their reinsurance strategy and centralizes the Group’s purchasing of reinsurance. Its role is defined more precisely in sections
“Pre-launch product approval and exposure monitoring” and “Definition of reinsurance requirements and analysis of underwriting” of this note.

4.1.3. Local teams

Local Risk Management teams are in charge of applying AXA risk management standards and implementing the minimum requirements set by GRM.

The Risk Management departments of operational entities are managed by local Chief Risk Officers, who report directly to local CFOs. The roles and responsibilities of local Risk Management departments are formally approved by the executive committees of Group entities. These roles and responsibilities comply with the Group’s Risk Management priorities (see section 4.1.1. above) and consist of:

– Leading efforts to determine the Economic Capital of local entities and developing the necessary tools. The Risk Management department performs these tasks using a uniform set of techniques including stochastic models. These modelling techniques allow an assessment of AXA’s risk exposure based on the large number of scenarios examined in this type of approach. These tools complement more traditional deterministic forecasting tools, such as stress scenarios. Besides the specific conclusions for each product line and each unit, these analyses measure the level of assets with respect to the economic capital required to cover a level of assumed risks consistent with an AA credit rating.

– Controlling the implementation of ALM policies, and in particular monitoring the strategic asset allocation of local entities (see section “Management processes”).

– Implementing pre-launch product approval procedures, and in particular reviewing risk adjusted profitability analyses
(see section “Pandemic / extreme mortality risk”).

– Reviewing local technical reserves and optimizing entities’ reinsurance strategy (see section “Implementation of the reinsurance strategy Role of AXA Cessions”).

– Identifying, quantifying and monitoring the main operational risks (see section “General principles”).

– Carrying out risk reporting defined by GRM.

4.2. Market risks (excluding sensitivity analyses)

AXA is exposed to financial market risks through its financial protection business and through the financing of its activities as part of its equity and debt management. These two distinct sets of risks can be summarized as follows.

4.2.1. Asset-liability management of insurance portfolios

One of the basic functions of the insurance business is to invest premiums received from customers with a view to settling any claims that might occur. The way these premiums are invested must take into account the way in which any claims will be settled. This is the role of asset-liability management. In an effort to protect and enhance shareholder value, AXA actively manages its exposure to market risks.

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

A wide variety of risk management techniques are used to control and mitigate the market risks to which the AXA

Group’s operational entities and the Group itself are exposed. These techniques include:

– ALM, and in particular the definition of optimal strategic asset allocations.

– Hedging of financial risks when they exceed the tolerance levels set by the Group. All products needed to set up hedging programs involving derivative instruments are designed with the assistance of the Group’s specialist asset management teams (AXA Investment Managers and AllianceBernstein).

– Reinsurance is also used in GMIB (Guaranteed Minimum Income Benefit) products, to mitigate financial risks.

– The overall balance of the product range leads to some natural hedging effects between different products.

– Exposure analyses are carried out to monitor certain specifically identified risks.

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

(i) DESCRIPTION OF LIFE & SAVINGS INSURANCE RESERVES. RISK PROFILES

The market risks to which Life & Savings subsidiaries are exposed arise from a number of factors:

– A decline in returns on assets (due in particular to a sustained fall in yields on fixed income investments or in equity markets) could reduce the investment margin if the return on new invested assets is not sufficient to cover contractual interest rates payable to life insurance policyholders.

– A rise in yields on fixed-income investments reduces the value of fixed-income portfolios and could have an adverse impact on the solvency margin and surrender levels on certain contracts, if competitive pressures lead to higher rates of policyholder profit participation on new contracts.

– A decline in equity and real estate prices may reduce the level of unrealized capital gains and therefore solvency margins, as well as available surpluses.

– Exposure to foreign-exchange risk is generally limited for the Group’s life insurance companies. Foreign-currency commitments are matched to a large extent by assets in the same currency.

The policies put in place to manage these risks are tailored to each product type and the risks relating to it.

The percentages provided below, relating to the breakdown of life insurance reserves by product type and thus by AXA’s obligations to its policyholders, are derived from management data:

– 30% of the Group’s life insurance technical reserves cover separate-account (unit-linked) products that do not affect
AXA’s risk exposure. This category includes products that provide a guarantee on invested capital in the event of death. On these products, the underlying financial market performance is passed on to policyholders in full. In cases where these products include interest-rate guarantees, they are usually covered by a financial partner within the separate account. Overall, therefore, they do not present any market risk for the Group.

– 7% of the Group’s life insurance technical reserves cover separate-account products with related interest-rate guarantees provided by the insurance company. Suitable risk management policies have been put in place:

• in the United States, derivatives are used as part of the dynamic management of risks related to guaranteed benefits on separate account savings products, in order to cover guaranteed minimum death benefits, guaranteed minimum withdrawal benefits and guaranteed minimum income benefits. Having previously been
50%-reinsured, products featuring guaranteed minimum income benefits have been fully covered by these programs since the start of 2005;

• when these separate account products show a material risk of transfer to products that offer guaranteed-rate annuities, hedging programs that use derivatives are also put in place.

– 18% of the Group’s life insurance technical reserves cover products without guaranteed cash values upon surrender:

• the in-force “With-Profit” policies of AXA UK are managed with a significant surplus of free assets, used to adjust performance over the duration of such policies while at the same time reflecting financial market performance in policyholders’ revenues;

• annuities in the payout phase are usually backed by fixed-income assets with maturities that match the underlying payout schedules, thereby avoiding reinvestment and liquidity risks;

• in the UK, surrender options on guaranteed rate annuities are monitored through specific analyses and partially covered by interest rate options.

– 12% of the Group’s life insurance technical reserves are related to products offering one year guaranteed rates that are updated every year. The risks arising from a sustained fall in interest rates in the financial markets are limited for these types of products, which mainly concern policies in France and collective policies in Japan.
Hedging derivatives programs are often implemented to cover long-term bonds from the risk of an increase of interest rates.

– 33% of the Group’s life insurance technical reserves cover other products. These reserves cover both surrender guarantees and, in some cases, a guaranteed long-term rate. Related risks are managed in the following ways:

• products that are not surrender-sensitive are usually backed by fixed-income investments whose maturities and interest rates are generally sufficient to cover guaranteed benefits, so as to reduce the reinvestment risk as far as possible;

• other products are managed with the surplus required to cover guarantees;

• hedging programs that make use of derivatives may be set up to hedge the risk of a fall (floor) or a rise (cap) in interest rates.

(ii) DESCRIPTION OF PROPERTY & CASUALTY INSURANCE RESERVES
Property & Casualty technical reserves break down as follows.

(in Euro million)
Technical liabilities, December 31, 2006
Personal – Motor	14,835
Personal – Property	3,059
Personal – Other	5,762
Personal – Sub-total	23,656
Commercial – Motor	2,679
Commercial – Property	2,748
Commercial – Professional liability	7,136
Commercial – Other	9,011
Commercial – Sub-total	21,574
Other	872
TOTAL PROPERTY & CASUALTY INSURANCE EXCLUDING INTERNATIONAL INSURANCE	46,102
Property	2,288
Motor, marine, aviation	3,294
Professional liability	3,935
Other	2,786
TOTAL – INTERNATIONAL INSURANCE	12,304
TOTAL PROPERTY & CASUALTY INSURANCE INCLUDING INTERNATIONAL INSURANCE	58,406

The obligations of Property & Casualty insurance companies are much less dependent on asset values than those of
Life & Savings companies. Consequently, market fluctuations are fully reflected in their net asset value and fully borne by the shareholder. However, long-tail activities are more sensitive to movements in financial markets. The principal market risks are as follows:

– A rise in bond yields reduces the value of bond portfolios and may lead to a liquidity risk in these portfolios or a real loss of value if the rise in yields is related to a rise in inflation.

– Lower yields on fixed-income investments increase the value of bond portfolios, and therefore generally do not present a material risk, with the exception of certain contracts (disability and worker’s compensation income) that provide guaranteed rates. On the other hand, a prolonged period of low yields would have an impact on the pricing of these products.

– Foreign-exchange rate risk is relatively limited as commitments in foreign currencies are largely backed by assets in the same currencies.

– Inflation is a risk, since it increases the compensation payable to policyholders, with the effect that, if it is not adequately taken into consideration, actual claims payments may exceed the reserves set aside. This risk is particularly significant for long-tail businesses.

The investments of Property & Casualty insurance companies are therefore managed so as to optimize the return on assets while bearing in mind both the aforementioned risks and the requirements in terms of regulatory solvency and covering commitments. A large portion of investments is made in liquid bonds, to ensure the payment of exceptional benefits and claims that may arise.

Once these factors have been taken into consideration, there is some capacity to make diversified investments (real estate or equity securities) that offer a natural hedge against inflation and optimize yields while minimizing volatility risk.

b) Management processes

Management processes involve three stages. The first consists of defining general ALM organizational principles, allowing the most effective investment strategy. The second involves implementing investment processes and precise governance principles. The third consists of asset management companies applying the investment strategy.

(i) ALM CO-ORDINATION

General organizational principles

The definition and co-ordination of ALM involves six major stages:

– Detailed analysis of the liability structure by insurance companies.

– Definition and proposal of a strategic asset allocation that factors in the long-term outlook as well as short-term constraints (see below).

– Validation of these strategic allocations by the entity’s risk management unit and then by GRM.

– Implementation of these strategic allocations by insurance companies through the definition of management contracts with asset management companies.

– Tactical allocation and stock selection by asset management companies as part of management contracts.

– Performance and reporting analysis.

Long-term outlook: modeling and projecting future cash flows

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

– The amount of assets needed to meet commitments in a specific proportion of cases depending on risk tolerance
(for example, in 99% of cases over 10 years).

– The present value of future margins generated by insurance portfolios.

This information is compiled for AXA’s insurance operations and for the Group, which allows strategic asset allocation to be monitored and adjusted if necessary.

Short-/medium-term outlook

These analyses are designed to validate AXA’s ability to satisfy capital adequacy requirements over the short- and medium-terms. These requirements are included as constraints in asset-liability analyses.

The process is based primarily on monitoring and analyzing local and consolidated capital adequacy and solvency margin requirements. It is intended to ensure that AXA complies with its regulatory commitments and makes optimum use of capital resources at all times.

In addition, AXA’s insurance operations are subject to local regulatory requirements in most jurisdictions in which AXA operates. These local regulations prescribe:

– The category, nature and diversification (by issuer, geographical zone and type) of investments.

– The minimum proportion of assets invested in the local currency taking into account technical commitments denominated in this currency (congruence rule).

– As part of an ongoing capital allocation process, subsidiaries perform twice-yearly simulations on the various regulatory constraints applicable to them using extreme scenarios for assets (in terms of both the market value of equity securities and interest rate trends). The Group Central Finance Department consolidates these models, enabling it to assess the extent of each subsidiary’s financial flexibility. The results are presented to the Finance
Committee of AXA’s Supervisory Board on a regular basis.

– ALM constraints are also taken into account when new products are being designed as part of the product approval process (see section “Pandemic / extreme mortality risk”).

(ii) MONITORING INVESTMENT PROCESSES

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

The investment committees of significant entities include representatives of the AXA Group, and of GRM in particular.

These investment processes are part of a broader Group-level framework, which includes:

– defining standards for managing investments and assessing asset-liability mismatch risk (see section above),

– consolidating market risks at Group level.

At Group level, an ALM Co-ordination Committee, supervised by the Group Chief Financial Officer, determines general asset liability management policy guidelines and evaluates the results, which are then submitted to the Management
Board and to the Finance Committee of AXA’s Supervisory Board.

Reporting: quarterly asset reporting
Operational entities produce an asset allocation statement every quarter, to ensure that strategic allocations are being implemented. This allows regular monitoring of certain key ALM indicators such as the duration and convexity of fixed income portfolios.

This work is carried out by local teams and then consolidated by GRM to give an overview for the whole Group and to allow any required action to be taken.

(iii) TACTICAL ALLOCATION DUTIES OF GROUP ASSET MANAGEMENT COMPANIES

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

4.2.2. Market risks: financial risks relating to the management of equity and debt
The main financial risks relating to the management of equity and debt are as follows:
– Interest-rate risk.
– Exchange-rate risk.
– Liquidity risk.

For the purpose of optimizing the financial management and control of financial risks, the Group Central Finance
Department has defined and introduced formal management standards, as well as guidelines for monitoring and assessing financial risks, which enable it to measure the positions of each affiliate in a consistent manner. These standards have been validated by the Management Board.

The Group Central Finance Department produces monthly reporting data that consolidate interest rate, foreign exchange and liquidity exposures, as well as the interest expenses of holding companies. It bases its analyses on reports submitted by subsidiaries, which are responsible for the quality of the data. This consolidated reporting includes medium-term forecasts.

Together with information about hedging strategies, reporting documents are sent regularly to and validated by the
Finance Committee of AXA’s Supervisory Board.

Reporting documents must also mention the risk resulting from dividend restrictions or limitations on the ability to reduce reserves in the countries where AXA operates. The Group’s operating subsidiaries must comply with local regulations, particularly minimum solvency requirements. As a result, internal dividend pay-outs must take into account these constraints and possible future regulatory changes.

a) Interest-rate risk

DEFINITION: interest-rate risk may result from:

– a mismatch between types of interest rates (fixed versus floating);

- a mismatch between floating rate benchmarks;

- a mismatch between floating rate renewal dates.

POLICY: the policy is defined in order to monitor and limit the potential medium-term variation in interest expenses and consequently to protect future levels of interest expenses, regardless of movements in interest rates.

ASSESSMENT:

- Variability analyses assess the change in interest expenses over the duration of the strategic plan resulting from a 1%
rise in short-term interest rates.

- Interest-rate sensitivity analyses assess changes in the value of interest-rate positions by currency and by maturity following a 1% upward shift in the yield curve.

b)  Exchange-rate risk
DEFINITION: exchange-rate risk results from a mismatch between the currency of an asset (particularly net foreign -
currency investments in subsidiaries) and the currency in which it is financed.

POLICY: the objective is to limit variations in net foreign currency-denominated assets resulting from movements in exchange rates. The purpose of the policy is therefore to protect the value of AXA’s net foreign-currency investments in its subsidiaries and thus Group consolidated shareholders’ equity against currency fluctuations. It is also designed to protect other key indicators such as adjusted net asset value, European embedded value and solvency ratios against such fluctuations.

ASSESSMENT: exchange-rate sensitivity analyses measure the annual change in interest expenses resulting from a
10% appreciation in the Euro against all other currencies together with the impact on adjusted net asset value,
European embedded value and solvency ratios.

c)  Liquidity risk
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

MANAGEMENT: liquidity risk is managed carefully and conservatively by keeping a long maturity on financial resources
(debts) - mostly subordinated - and by maintaining a large amount of confirmed credit facilities (around €6 billion undrawn at December 31, 2006).

Furthermore, the Group’s liquidity profile is strengthened by the following factors:

- The Group’s financial strength gives it broad access to various different markets via standardized debt programs: for example €3 billion of commercial paper and a €12 billion program under EMTN documentation.

- AXA remains constantly vigilant regarding contractual documentation clauses that may be binding on the Group. This helps AXA limit its exposure to default or early repayment clauses that may have a material adverse effect on its consolidated financial position.

- AXA holds significant liquidity, amounting to €19.8 billion at December 31, 2006. A significant portion of this liquidity is managed within the AXA Trésorerie Europe economic interest grouping (GIE), which was specifically set up to centralize management of the liquidity held by units operating within the Euro zone. This GIE reflects the solid liquidity position of the Group, since it had an average cash balance of around €13.4 billion in 2006, which was invested in a liquid portfolio with a very short maturity (41 days at end-2006).

- in addition, to deal with any liquidity crises that may arise, the back-up plan to tender eligible assets to European Central
Bank tenders would allow around €20 billion to be mobilized, creating a very large alternative source of refinancing.

4.2.3. Exchange-rate risk related to the operating activities of Group subsidiaries

In the insurance companies (including Winterthur subsidiaries) that accounted for 90% of Group assets at December 31,
2006, assets and liabilities with foreign currency exposure were generally matched or hedged.

– Life & Savings business (79% of Group assets):
In France, AXA France Vie is exposed to exchange-rate risk through the units it owns in certain investment funds partly invested in foreign currencies (particularly U.S. dollar, pound sterling and Japanese yen). It owns these units in order to diversify its investments and enable policyholders to benefit from the performance of international financial markets. AXA France Vie controls and limits its exposure to exchange-rate risk by using foreign exchange derivatives (forwards).
In the UK, AXA Life is exposed to exchange-rate risk solely through its foreign-currency investments in Group companies, which are held in non-profit funds, and through investments held entirely in With-Profit funds. Exchange- rate risk on other investments held in non-profit funds is hedged through foreign exchange derivative instruments.
In Japan, AXA Japan’s investment strategy has led it to invest outside the Japanese market in order to benefit from the higher yields in bond markets and thereby increase returns on assets. The exchange-rate risk arising from these transactions is hedged. In 2006, however, AXA Japan reduced its investment in foreign markets.
Companies in the German Life & Savings segment hold some investments denominated in foreign currencies, both directly and indirectly through investment funds, with the aim of diversifying their investments and taking advantage of foreign markets’ performance. These investments are mainly in U.S. dollars, but also in pound sterling and Japanese yen, and account for a small proportion of assets. Exchange-rate risk exposure is also controlled using forwards and swaps.
In Switzerland, Winterthur Life is exposed to exchange-rate risk through its investments in foreign currencies (particularly the Euro, pound sterling and U.S. dollar). It owns these investments in order to diversify its investments and enable policyholders to benefit from the performance of international financial markets. It controls and limits its exposure to exchange-rate risk by using foreign exchange derivatives (mainly forwards).
In Belgium, the Netherlands and the USA, the Group’s life insurance companies do not have any significant exposure to exchange-rate risk.
These companies account for 94% of the life companies’ assets.

– Property & Casualty business (9% of Group assets):
In France, AXA France Dommages is exposed to exchange-rate risk through the units it owns in certain investment funds partly invested in foreign currencies (mainly U.S. dollar) in order to attain marginal diversification of its investments. It controls and limits its exposure to exchange-rate risk by using foreign exchange derivatives (forwards).

In Belgium, AXA Belgium manages a U.S. dollar run-off portfolio, which is fully hedged with investments in the same currency in an amount of around €130 million.
In Germany, AXA Versicherung is exposed to U.S. dollar exchange-rate risk on certain investment funds. It controls and limits its exchange-rate risk by using foreign exchange derivatives (forwards). Remaining exchange-rate risk exposure, mainly concerning the pound sterling and the Japanese yen, is incurred for the purpose of diversifying investments. In the UK and Ireland, AXA UK is exposed to exchange-rate risk through its AXA Insurance subsidiary, which operates in pound sterling but has diversified its investment portfolio in line with its assigned management constraints. At December 31, 2006, AXA Insurance managed around €146 million of foreign-currency investments, equal to around 3.4% of its investment portfolio. In addition, AXA UK’s Irish subsidiary also operates in Northern Ireland, and so manages a portfolio of pound-sterling policies in an amount of £90 million, hedged with investments in the same currency.
In Switzerland, Winterthur is exposed to exchange-rate risk through its investments in foreign currencies (particularly the Euro, pound sterling and U.S. dollar). It owns these investments in order to diversify its investments and enable policyholders to benefit from the performance of international financial markets. It controls and limits its exposure to exchange-rate risk by using foreign exchange derivatives (mainly forwards).
These five companies account for 78% of the Group’s Property & Casualty companies’ assets.

- International insurance business (3% of Group assets):
In the course of its business, AXA Corporate Solutions Assurance carries insurance liabilities, some of which are denominated in foreign currencies, particularly the U.S. dollar and, to a lesser extent, pound sterling. The congruence between the company’s foreign currency assets and liabilities is regularly adjusted, but is subject to unpredictable loss occurrence and the corresponding movements in reserves. AXA Corporate Solutions Assurance also has some Swiss franc-denominated investments.

- As regards holding companies (5% of Group assets), AXA SA has since 2001 adopted a hedging policy on net investments denominated in foreign currencies, aimed at protecting the Group’s consolidated shareholders’ equity against currency fluctuations, using cross-currency swaps and foreign-currency debt.
At December 31, 2006, the main hedging positions were as follows:

•  $11.1 billion in respect of the U.S. Life & Savings business, including $7 billion via cross-currency swaps;

•  JPY456 billion in respect of the activities in Japan, mainly in the form of cross-currency swaps;

•  £1.2 billion in respect of the UK business, mainly in the form of debt;

•  CAD996 million in respect of the Canadian business in the form of cross-currency swaps.

As of January 1, 2007, AXA SAs activities in Switzerland following the acquisition of the Winterthur Group were hedged in an amount of CHF5 billion.

AXA SAs assets account for most of the assets of Group holding companies.

4.3. Controlling exposure and insurance risk

The Group’s insurance activities expose it to various risks with a wide range of time horizons. Natural risks arising from climate change, particularly global warming, are long-term risks to which AXA Group pays close attention. On a more short-term view, insurance risks are covered mainly through procedures governing pre-launch product approval, exposure analyses, the use of reinsurance and the financial markets (catastrophe bonds, mortality bonds) and reviews of technical reserves.

4.3.1. Long-term outlook. Natural risks: climate change

The changing and growing risks caused by climate change and, more specifically, by global warming, represent a major challenge for all human activities and particularly insurance operations.

Global warming is now proven beyond doubt, although experts disagree on its scale, causes and pace. Greenhouse gas emissions are the principal human cause. Very broadly, global warming leads to higher maximum and minimum temperatures, with more hot days (heatwaves) as well as heavier and more frequent cyclonic precipitation events. These phenomena have already been observed and could become more prevalent, albeit to different extents, across almost all land surfaces on the planet.

The latest publications by the IPCC (Intergovernmental Panel on Climate Change) point in the same direction. However, it remains very difficult to estimate the local effect of climate change, due to the large number of local geographical factors to be taken into account (sea currents, reliefs, etc.). It is also very difficult to estimate the consequences of extreme events (heatwaves, droughts and floods, high winds and intense precipitation caused by cyclones), which are of particular concern to insurance companies.

Aside from the immediate destruction caused mainly by flooding and to a lesser extent by drought, climate change will have major implications for most human activities, particularly agriculture, timber production, healthcare and water activities, and therefore for the insurance used to protect them.

These changes already affect and will affect in future a large number of insurance sectors (property, agricultural, business interruption, civil liability, marine and aviation, life, health, etc.). The insurance sector thus faces major challenges in the coming years in the form of potential increases in property and casualty claims, the emergence of new liability claims and growing uncertainties about the size of maximum possible losses, which have become harder to assess and to predict on the basis of past events. Furthermore, certain key economic sectors, which work together with the insurance sector, are set to undergo radical changes, due in particular to future greenhouse gas emission constraints laid down in the Kyoto protocol, which came into force on February 16, 2005.

Gradual premium rate adjustments will be required to reflect these risk factors, but are not likely to be sufficient on their own.

In addition, the increasing damage caused by meteorological events will lead to greater efforts to transfer these risks to the financial markets, such as via European storm catastrophe bonds.

By seeking to develop these solutions and actively contributing to the overall debate about the issues involved –
particularly as part of the Carbon Disclosure Project – AXA, along with other major market players, intends to promote a better understanding and better forecasting of the risks resulting from global warming.

4.3.2. Pandemic / extreme mortality risk

Recent developments relating to bird flu have attracted increasing attention to risks associated with pandemics.
Although assessing pandemic risks involves a significant amount of various assumptions, it generates increasing interest and requires the development and implementation of an appropriate risk management strategy.

As a result, and as part of its mortality risk management, AXA in 2006 issued a bond on which the redemption amount depends on general mortality thresholds. This instrument was created by AXA Cessions and transformed by AXA
Cessions into reinsurance capacity for AXA Group subsidiaries.

4.3.3. Pre-launch product approval and exposure monitoring

Risks relating to new product launches, particularly underwriting, pricing and ALM risks is managed on a gross basis
(before taking into account reinsurance), primarily by AXA’s operational entities. These have a set of actuarial tools for this purpose, enabling them to price products and then monitor their profitability over time.

The principal Risk Management tools are as follows:

– Pre-launch approval procedures for new products.

– Exposure analyses.

– Optimization of reinsurance strategies (see section “Definition of reinsurance requirements and analysis of underwriting”).

a) Product approval
In its Individual Life & Savings activities, the AXA Group has set up pre-launch product approval procedures in each of its principal subsidiaries. These procedures are defined and implemented locally, and are structured and harmonized using the minimum requirements defined by GRM. The main characteristics of these procedures are as follows:

– Although the decision to launch a new product is taken locally, it must be the result of a documented approval process that complies with local governance practices.

– All significant Individual Life & Savings products must go through this process.

– Guarantees and options embedded in the product must be quantified using stochastic methods defined by GRM in order to ensure that they are correctly reflected in pricing. This work also gives a better understanding of any asset-
liability mismatch risk and the actual economic capital requirement at the product design stage.

– Pricing reports are sent to GRM prior to launch.

These procedures are intended to ensure that new risks underwritten by the Group have undergone a rigorous prior approval process before the products are offered to customers. This harmonized approach also facilitates the sharing of product innovation within the Group.

Similar methods have been developed for the underwriting of specific Property & Casualty risks, while maintaining the principle of local decision-making based on a documented approval procedure. The profitability analysis framework has been adapted to the Property & Casualty business, and special efforts have been made to formalize the quantitative requirements.

b) Exposure analysis
A uniform Group-wide framework for quantifying all risks has been developed by GRM and AXA Cessions using stochastic modelling tools factoring in asset and insurance risks.
This framework includes pricing control systems used by insurance operations as part of their product development process, such as those described in the previous section.

This type of analysis underlines the benefits of the diversification created by AXA’s wide range of businesses and regional operations.

In addition to these exposure analyses, additional studies are undertaken to model life risks (mortality, longevity, dependence, etc.).

In the Life & Savings business, therefore, the aforementioned tools allow mortality/longevity risks to be analyzed on a multi-country basis.

The AXA Group regularly monitors its exposure to these risks. It uses the results of its work to enhance the structure of its product ranges and its reinsurance coverage.

c) Definition of reinsurance requirements and analysis of underwriting

Reinsurance purchasing is an important part of the Group’s insurance activities and risk management. For the Property &

Casualty and Life & Savings operations, reinsurance programs are set up as follows:

– Reinsurance placement is handled centrally by AXA Cessions. Prior to ceding risks, in-depth actuarial analyses and modeling are conducted on each portfolio by AXA Cessions and GRM to optimize the quality and cost of reinsurance cover. These analyses are performed in collaboration with the technical and reinsurance departments of Group operational entities. They measure frequency risks as well as specific severity risks (natural catastrophe, storms, flooding, earthquakes).

They provide guidance for determining the most appropriate reinsurance cover (retention levels and scope of cover)
for each portfolio and for each type of risk in accordance with objectives and capital allocation constraints.

Estimates of catastrophic risks are carried out on the basis of several pieces of modelling software available in the market. Although this software is vital to allow objective discussions with reinsurers, it is regularly assessed within GRM and adjusted to the specific features of AXA’s portfolio. Experience shows that this software gives imperfect estimates of real exposure, and can underestimate some important factors such as inflation following a major catastrophe or the effects of climate change. In addition, it does not factor in risks relating to legal developments requiring an insurer retrospectively to cover a risk that it believed it had excluded from its policies.

In 2006, this work was extended to the Life & Savings business based on the same procedures as in the Property &
Casualty business. Certain entities now arrange reinsurance partially through AXA Cessions, which has set up a retention pool.

4.3.4. Implementation of the reinsurance strategy – Role of AXA Cessions
After analysis work, the Group’s various operating subsidiaries place their reinsurance requirements with AXA Cessions.
However, only a small part of most treaties is placed directly in the natural catastrophe reinsurance market. Most risk is combined at the AXA Cessions level to form an internal Group reinsurance pool.

The retention rate and coverage applied to this pool are designed to protect the Group effectively at low cost.
Coverage is arranged through the reinsurance markets or directly in the financial markets through securitization (cat bonds).

For the motor liability segment, AXA Cessions has arranged Group protection for all entities.

For 2007, retention of risk within the Group (borne by entities) has been extended to the general liability and marine segments. All local ceding of reinsurance is protected collectively by Group coverage and the results are retroceded to entities.

Finally, in addition to the analyses described above, AXA regularly monitors its exposure to its main reinsurers, as described in the section relating to credit risk management.

4.3.5. Property & Casualty reserves
In addition to controlling upstream risks through prior product approval and analyzing the reinsurance strategy, the
Property & Casualty businesses specifically monitor reserve risks.
Reserves have to be booked for claims as they are incurred or reported. These reserves are measured individually for each dossier by the claims departments.

Additional reserves for incurred but not reported (IBNR) claims, along with reserves not enough reserved (IBNER –
incurred but not enough reported) are also booked. Various statistical and actuarial methods are used in these calculations. Calculations are initially carried out locally by the technical departments in charge, and are then reviewed by local risk management teams.

GRM has an annual review program to ensure the validity and coherence of the models used within the Group, in accordance with actuarial principles and accounting rules in force.

The Group’s methods are based on internal and industry best practice.

Actuaries in charge of assessing reserves for claims payable do not use a single method but a selection of approaches such as:

– Methods based on the development of claims (paid or incurred) using triangulation methods (e.g. chain ladder and link ratio) for which past experience is applied to each loss occurrence or underwriting year, in order to make reserves projections until their estimated final development.

– Methods based on claims ratios (such as the ultimate claims ratio or the additional claims ratio).

– Hybrid methods (such as Bornhuetter-Ferguson and Cape Cod).

– Methods based on frequency and severity estimates.

The analysis is segmented differently depending on product type, geographical location, distribution channel, local regulation and other factors, in order to obtain a homogeneous claims base and ensure an appropriate analysis of reserves.

Assumptions depend on available data relating to reported losses at the time of the estimates, as well as local regulations, claims management procedures, pricing, underwriting information and the type of activities and claims
(coverage type, attritional or major claims, recent or old occurrence).

They also depend on economic, social and environmental factors, as well as on the legislative and political context, which are important variables in terms of reserves. Assumptions are made following discussions with claims managers, pricing actuaries, underwriters and other specialised departments. These discussions lead to the definition of reasonable estimate ranges.

However, it must be kept in mind that estimates are based mainly on assumptions that may prove different from subsequent experience, particularly in the event of changes in the economic environment (e.g. a rise in inflation), in the legal environment (case law) and in the social environment (class action suits), and especially if they affect the Group’s main portfolios simultaneously.

4.4. Credit risk

Counterparty credit risk is defined as the risk that a third party in a transaction will default on its commitments. Given the nature of its core business activities, AXA monitors two major types of counterparties, using methods suitable to each type:

– Investment portfolios held by the Group’s insurance operations (excluding assets backing separate-account products where risk is transferred to policyholders) as well as by banks and holding companies. These portfolios give rise to counterparty risk through the bonds and derivative products held within them.

– Receivables from reinsurers resulting from reinsurance ceded by AXA.

4.4.1. Invested assets
AXA has a database consolidating the Group’s listed assets and analyzing them by issuer, credit rating, sector and geographic region, in order to assess the risk of concentration in its equity and bond portfolios. This database allows
AXA to monitor exposure to the default risk of a given issuer, particularly through holding its bonds. It also allows the monitoring of equity exposure, which is not subject to issuer-specific limits at Group level.

As regards bond issues, total issuer-specific exposure limits are set at Group level and at the level of each subsidiary.
These limits depend on the issuer’s risk, assessed via its credit rating and type (private, sovereign or quasi-sovereign).

These tools allow GRM to ensure compliance with limits. The ALM Co-ordination Committee is regularly kept informed of the work performed.

These tools also enable coordinated contingency measures to be taken for the most sensitive counterparties.

At December 31, 2006, the breakdown of the bond portfolio by credit rating category was as follows:

Credit risk diversification and analysis policies, particularly using credit ratings, are implemented by investment departments and monitored by Risk Management teams.

4.4.2. Credit derivatives
The AXA Group, as part of its investment and credit risk management activities, may use strategies that involve credit derivatives. AXA is exposed to credit derivatives through its investments in structured products such as CDOs
(collateralized debt obligations), which use credit derivatives to build their portfolio of collateral.

At December 31, 2006, the nominal amount of positions taken through credit derivatives was €9.9 billion including
€4.3 billion via CDOs.

Credit risk relating to CDOs is monitored separately, depending on the tranches held, and regardless of the type of collateral (bonds or credit derivatives).

For other credit derivatives positions (nominal amount of €5.6 billion), the credit risk taken by the AXA Group through these instruments is included in analyses of bond portfolios as described in the previous section. Limits applied to issuers take into account these credit derivative positions.

4.4.3. Receivables from reinsurers: rating processes and factors
To manage the risk of reinsurer insolvency, a security committee is in charge of assessing reinsurer quality and acceptable commitments.
The committee is under GRM’s authority and is run by AXA Cessions, which is the AXA entity in charge of placing the
Group’s Property & Casualty and Life & Savings insurance with external reinsurers (see section “Definition of reinsurance requirements and analysis of underwriting”). This risk is monitored by comparing the various financial strength ratings available on various reinsurers as well as by conducting in-depth analyses of the recoverability of receivables in the event of reinsurer insolvency. The teams in charge of the Group reinsurance program analyze this information to add a credit risk dimension to their work in placing insurance and transferring risk to the reinsurers. The security committee meets monthly – and more frequently during renewal periods – and decides on any action to be taken with the aim of limiting AXA’s exposure to the risk of default by any of its reinsurers.

Furthermore, AXA summarizes and analyzes its exposure to all reinsurers by factoring in all positions with reinsurers
(claims, premiums, reserves, deposits, pledges and security deposits).

The Group’s top 50 reinsurers accounted for 75% of reinsurers’ share of insurance and investment contract liabilities in
2006. The breakdown of all reserves ceded to reinsurers by rating is as follows, taking into account only the ratings of these top 50 reinsurers:

The “other” caption relates to reserves ceded to reinsurance pools, reserves ceded to reinsurers with which the AXA
Group does limited business (not in the top 50) and reinsurers not rated by the main rating agencies.

4.5. Liquidity and capital resources

Over the past few years, AXA has expanded its Insurance and Asset Management operations through a combination of acquisitions, direct investments and organic growth. This expansion has been funded primarily through a combination of (i) proceeds from the sale of non-core businesses and assets, (ii) dividends received from operating subsidiaries, (iii) proceeds from the issuance of subordinated convertible debt securities, other subordinated debt securities and borrowings (including debt issued by subsidiaries), and (iv) the issuance of ordinary shares.

The Company and each of its major operating subsidiaries are responsible for financing their operations. The Company, as the holding company for the AXA Group, coordinates these activities and, in this role, participates in financing the operations of certain subsidiaries. Certain of AXA’s subsidiaries, including AXA France Assurance, AXA Financial Inc.,
AXA Asia Pacific Holdings and AXA UK Plc. are also holding companies and are dependent on dividends received from their own subsidiaries to meet their obligations. Operating entities have to meet multiple regulatory constraints, in particular a minimum solvency ratio. The level of internal dividends paid by operating entities to AXA parent company or other Group companies must therefore take into account these constraints as well as potential future regulatory changes. However, based on the information currently available, AXA does not believe that such restrictions constitute a material limitation on its ability to meet its obligations or pay dividends.

4.5.1. AXA’s insurance operations
The principal sources of funds for AXA’s insurance operations are premiums, investment income and proceeds from sales of invested assets. These funds are mainly used to pay policyholder benefits, claims and claims expenses, policy surrenders and other operating expenses, and to purchase invested assets. The liquidity of insurance operations is affected by, among other things, the overall quality of AXA’s investments and AXA’s ability to cash out on its investments to meet policyholder benefits and insurance claims as they fall due.

a) Life & Savings
Liquidity needs can also be affected by fluctuations in the level of surrenders, withdrawals and guarantees to policyholders in the form of minimum income benefits or death benefits, particularly on variable annuity business.

The investment strategy of AXA’s Life & Savings subsidiaries is designed to match the investment returns and estimated maturity of its investments with expected payments on insurance contracts. AXA regularly monitors the valuation and maturity of its investments and the performance of its financial assets. Financial market performance may affect the level of surrenders and withdrawals on life insurance policies, as well as projected immediate and long-term cash needs.
AXA adjusts its investment portfolios to reflect such considerations.

b) Property & Casualty and International Insurance
Liquidity needs can be affected by actual claims experience if significantly different from the estimated claims experience.

Insurance cash flows are generally positive and can be slightly negative in the case of exceptional events. A portion of these cash flows is invested in liquid, short-term bonds and other listed securities in order to avoid the liquidity risk that may arise from such events. In the event of large catastrophic losses, AXA’s Property & Casualty operations would be able to liquidate part of their investment portfolios to meet their obligations.

c) Asset Management and Other Financial Services
These subsidiaries’ principal sources of liquidity are operating cash flows, proceeds from the issuance of ordinary shares (where applicable), drawings on credit facilities and other borrowings from credit institutions.

The financing needs of asset management subsidiaries arise from their activities, which require working capital, in particular to finance prepaid commissions on some mutual fund-type products.

4.5.2. Sources of liquidity
At December 31, 2006, AXA’s consolidated balance sheet included cash and cash equivalents of €17.5 billion (2005:
€19.5 billion), excluding bank overdrafts of €1.3 billion (2005: €0.8 billion). At December 31, 2006, the parent company’s cash and cash equivalents amounted to €317 million excluding bank overdrafts (€130 million in 2006)
versus €320 million as at December 31, 2005.

As part of its risk control system, AXA has for a number of years paid close attention to contractual clauses, particularly those that may lead to early redemption. A large portion of AXA’s debts consist of subordinated bonds with no early redemption clauses, except in the event of liquidation. Early redemption clauses are in general avoided by AXA.

However, when market practice makes them unavoidable, AXA has a centralized method of monitoring these clauses. AXA is not currently exposed to early redemption clauses that could have a significant impact on its financial structure.

a)  Subordinated debt
Following clarification of IFRIC Agenda Committee following IASB decision, AXA has reclassified TSDI instruments
(perpetual subordinated debts) into shareholders’ equity for all periods presented in the 2006 financial statements with impact on net income.

At December 31, 2006, the parent company had outstanding subordinated debt (excluding accrued interests) of
€7,862 million, or €7,257 million taking into account a €605 million reduction due to the impact of foreign exchange hedging derivative instruments.

On a consolidated basis, subordinated debt (including derivative instruments impact) totalled €5,563 million after taking into account all intragroup eliminations, compared to €5,073 million at December 31, 2005.

The increase of €490 million, or €609 million increase at constant exchange rates (€119 million favorable exchange rate impact, mainly stemming from dollar-denominated subordinated debt), was mainly due to the fall in the market value of interest-rate swaps, attributable principally to the rise in Euro zone variable interest rates.

At December 31, 2006, the number of shares that could be issued as a result of bond conversions was 65.7 million versus 64.4 million at end-2005. The conversion ratio applicable to bonds was reviewed following the capital increase financing the Winterthur acquisition, explaining the increase in the number of shares that may potentially be created.
See the “Subsequent events after December 31, 2006 affecting AXA’s liquidity” section, which sets out the initiatives undertaken by the Group in 2007 to offset this dilutive impact.

Movements in these items are described in note 16 to the Consolidated Financial Statements.
The contractual maturities of financing debts are detailed in note 16.4 to the Consolidated Financial Statements.

b)  Financing debt instruments issued
The parent company’s financing debt instruments issued (excluding accrued interests) totaled €2,568 million at
December 31, 2006, an increase of €1,332 million compared to 2005 principally due to €1,350 million relating to commercial paper issued at the end of the year, mainly to finance the Winterthur acquisition and future restructuring plans.

On a consolidated basis, AXA’s total financing debt instruments issued amounted to €3,688 million at December 31,
2006, an increase of €872 million from €2,817 million at the end of 2005. At constant exchange rates, the increase was €1,023 million (exchange rate movements had an impact of €151 million), mainly due to €1,350 million of commercial paper issued by AXA SA, partly offset by AXA Equitable’s early redemption of all of its Closed- Block Mony debt (€254 million) and associated derivatives (€15 million).

Movements in this item are described in note 16 to the Consolidated Financial Statements.

c)  Financing debt owed to credit institutions
At December 31, 2006, the amount of debt owed by AXA and its subsidiaries to credit institutions totaled €95 million versus €17 million at the end of 2005. The increase of €79 million at constant exchange rates was mainly due to
€85 million related to the integration of Winterthur (€75 million at Winterthur Leven NV in the Netherlands and
€10 million at Winterthur Life in Switzerland).

d)  Other debt (other than financing debt)
OTHER DEBT INSTRUMENTS ISSUED
At December 31, 2006, other debt instruments issued, excluding Winterthur’s contribution (€2,796 million mainly relating to the integration of Holland Homes SPEs, which securitize mortgages in the Dutch DBV Life business) totaled
€1,919 million, down from €2,233 million at end-2005. The decline of €314 million (or €284 million at constant exchange rates) resulted mainly from the €238 million fall in CDO instruments.

OTHER DEBTS BY ISSUANCE
At December 31, 2006 and excluding Winterthur’s contribution (€262 million of bank overdrafts), other debts by issuance (including €1.1 billion of bank overdrafts) totaled €3,734 million of the total amount of debt owed to credit institutions, down €2,443 million compared to end-2005. The decrease was €2,427 million at constant exchange rates, and was attributable primarily to the following items:

- a change in the classification of debts relating to securities sold under repurchase agreements at AXA Bank Belgium.
As of January 1, 2006, these debts are presented as payables resulting from banking operations instead of debt instruments issued (other than financing debts) and bank overdrafts, resulting in a reduction of €3,242 million.

Partly offset by:

- a €332 million increase in bank overdrafts; and

- a €290 million increase in deposits as part of AXA SA collateral contracts.

Movements in this item are described in note 17 to the Consolidated Financial Statements.

e)  Issuance of ordinary shares

On July 11, 2006, AXA announced the completion of a €4.1 billion capital increase (1 new share for 9 previously held at a price of €19.8 per share) to finance part of the Winterthur acquisition, resulting in the issue of 208,265,897 new shares.
The settlement and listing of the new shares on the Eurolist market of Euronext Paris took place on July 13, 2006.
The new shares are eligible for any future dividend distributions, including the dividend paid in 2007 in respect of fiscal year 2006 earnings.

For several years, the AXA Group has been offering to its employees in and outside of France, the opportunity to subscribe for shares issued by way of a capital increase reserved for employees. In 2006, employees invested a total of €375 million leading to a total issuance of 15.5 million newly issued shares. Employee shareholders represented approximately 4.98% of the outstanding share capital as of the end of 2006.

In the first half of 2006, AXA pursued its share purchase program to control dilution arising from 2005 share-based compensation and the employee Shareplan program and purchased 12.7 million shares for a total amount of
€0.35 billion.

f) Dividends received

Dividends paid to the Company totaled €1,581 million in 2006 (2005: €1,420 million, 2004: €970 million), of which approximately €109 million were in currencies other than the Euro (2005: €74 million, 2004: €121 million).

The €161 million increase in dividends in 2006 was mainly due to:

(i) a €149 million rise in dividends received from financial companies to €192 million, mainly as a result of a
€121 million special dividend paid by Compagnie Financière de Paris following the improvement in its major risk coverage ratio in 2006;

(ii) a €36 million increase in dividends received from insurance companies outside Europe to €109 million, mainly due to the €13 million dividend paid by the Moroccan subsidiary AXA-ONA and a €10 million increase in dividends from
AXA Asia Pacific Holdings;

(iii) a €24 million decrease in dividends paid by European companies to €1,280 million. The main contributors remained
AXA France Assurance (€674 million), AXA Holdings Belgique (€299 million), AXA UK (€114 million) and Southern
European companies (€116 million). The non-recurrent interim dividend of €236 million paid by AXA France
Assurance in December 2005, was largely offset by increased dividends from Belgium (up €153 million) and AXA UK
(up €106 million) as a result of higher earnings.

The Company is not subject to restrictions on dividend payments, provided that its accumulated profits are sufficient to cover them. However, some subsidiaries, particularly insurance companies, are subject to restrictions on the amount of dividends they can pay to shareholders. For more information on these restrictions, see note 28.3 to the
Consolidated Financial Statements.

The Company anticipates that cash dividends received from operating subsidiaries will continue to cover its operating expenses including planned capital investment in existing operations, interest payments on its outstanding debt and borrowings, and dividend payments during each of the next three years. AXA expects that anticipated investments in subsidiaries and existing operations, future acquisitions and strategic investments will be funded from available cash flow remaining after payments of dividends and operating expenses, proceeds from the sale of non-strategic assets and businesses and future issues of debt and equity securities.

4.5.3. Uses of funds
Interests paid by the Company in 2006 totaled €530 million (2005: €518 million, 2004: €561 million) or €408 million after the impact of hedging derivative instruments (2005: €267 million, 2004: €321 million). On a consolidated basis, total interests paid in cash in 2006 was €539 million (2005: €568 million).

Dividends paid to AXA shareholders in 2006 totaled €1,647 million in respect of the 2005 financial year, or €0.88 per share, versus €0.61 per share paid in respect of the 2004 financial year (€1,164 million in total). All of these dividends were paid in cash.

4.5.4. Subsequent events after December 31, 2006 affecting AXA’s liquidity
On January 11, 2007, the meetings of holders of AXA’s 2014 and 2017 convertible bonds were held to vote on an amendment of the final conversion dates of the bonds to January 26, 2007 in exchange for a cash payment in respect of the value of the conversion option.

The meeting of holders of the 2014 convertible bonds approved the amendment. Consequently, holders who did not convert their bonds by January 26, 2007, received €16.23 per bond on January 31, 2007. The meeting of holders of the 2017 convertible bonds did not approve the amendment. Consequently, to fully neutralize the dilutive impact of the
2017 convertible bonds AXA has purchased from a banking counterparty, for a total cash amount equivalent to the payment proposed to bondholders, call options on the AXA share with an automatic exercise feature. This feature is such that one option is automatically exercised upon each conversion of a convertible bond. Consequently, each issuance of a new share resulting from the conversion of the bond will be offset by the delivery by the bank to AXA (and subsequent cancellation) of an AXA share. The issuance of a share in respect of the conversion of the bond and the cancellation by AXA of the AXA share received will offset each other. As a result of this transaction, there will no longer be a change to the outstanding number of AXA shares created by the convertible bond conversion.

For AXA shareholders, these transactions resulted in the elimination of the economic potential dilutive impact of the
2014 and 2017 convertible bonds (i.e. a maximum of 65.8 million shares). The total cash consideration paid by AXA amounts to €245 million.

The Management Board proposed and AXA paid, following shareholders’ approval, a dividend of €1.06 per share on
May 21, 2007.
This dividend gives rise to a 40% tax credit for individuals whose fiscal residence is in France as of January 1, 2007, equal to €0.424 per share.

Note 5: Goodwill

5.1. Goodwill

An analysis of goodwill is presented in the table below:

							(in Euro million)
	Gross value December 31, 2006	Accumulated impairment December 31, 2006	Net value December 31, 2006	Gross value December 31, 2005 ( a)	Accumulated impairment December 31, 2005	Net value December 31, 2005	Gross value December 31, 2004	Accumulated impairment December 31, 2004	Net value December 31, 2004
Winterthur	2,762	–	2,762	–	–	–	–	–	–
Framlington	87	–	87	142	–	142	–	–	–
Seguro Directo	31	–	31	31	–	31	–	–	–
MONY	220	–	220	246	–	246	351	–	351
AXA Equity & Law	385	–	385	377	–	377	366	–	366
AXA Financial, Inc.	2,885	–	2,885	3,223	–	3,223	2,790	–	2,790
Alliance Capital	337	–	337	376	–	376	325	–	325
Sanford C. Bernstein	3,237	–	3,237	3,299	–	3,299	2,670	–	2,670
SLPH (AXA UK Holdings)	1,541	–	1,541	1,525	–	1,525	1,474	–	1,474
Nippon Dantaï (AXA Japan)	1,225	64	1,161	1,343	70	1,273	1,334	–	1,334
AXA China Region	246	–	246	274	–	274	236	–	236
Guardian Royal Exchange (excluding Albingia)	349	–	349	344	–	344	338	–	338
Guardian Royal Exchange (Albingia)	346	–	346	346	–	346	346	–	346
Royale Belge	547	33	514	547	33	514	547	33	514
UAP	631	–	631	534	–	534	522	–	522
Sterling Grace	130	–	130	142	–	142	130	–	130
AXA Aurora	120	–	120	120	–	120	120	–	120
MLC	116	–	116	–	–	–	–	–	–
IPAC	191	–	191	109	–	109	100	–	100
AXA Investment Managers (including AXA Rosenberg)	112	–	112	117	–	117	102	–	102
Others	683	14	669	576	7	568	492	7	485
TOTAL	16,181	112	16,070	13,670	111	13,559	12,244	40	12,204
Of which:
Life & Savings	7,935	64	7,871	6,736	70	6,666	6,354	–	6,354
Property & Casualty	3,632	35	3,597	2,090	35	2,055	2,021	35	1,986
International Insurance	15	12	3	20	5	15	20	5	15
Asset Management	4,505	–	4,505	4,733	–	4,733	3,781	–	3,781
Others	94	–	94	91	–	91	68	–	68

(a) Following a revaluation of deferred tax assets booked at the time of the Nippon Dantail acquisition, goodwill was reduced by an equivalent amount (€70 million).

Cumulative amortization booked under French GAAP at December 31, 2003 is deducted from the gross value. Goodwill presented in the tables above also includes the balancing entry for the revaluation of minority interests relating to buyout commitments recognized as liabilities under the “Minorities in controlled funds and other minority interests buy out commitments” caption.

- The amounts relating to the puts owned by minority shareholders in Sanford C. Bernstein and presented in the
Sanford C. Bernstein item of the table above totaled €785 million at December 31, 2006 (€559 million at December 31,
2005, €298 million at December 31, 2004 and €508 million at January 2004).

- Goodwill relating to puts owned by minority shareholders in former Winterthur subsidiaries in Central Europe and presented in the Winterthur item of the above table were recorded on the Group’s balance sheet at December 31,
2006 in an amount of €71 million following the Winterthur acquisition.

5.2. Change in goodwill

5.2.1. Goodwill – Change in gross value

					(in Euro million)
	Gross value January 1, 2006	Acquisitions during the period	Disposals during the period	Goodwill adjustments	Currency translation adjustment	Other changes (b)	Gross value December 31, 2006 (a)
Winterthur	–	2,762	–	–	–	–	2,762
Framlington	142	–	–	–	–	(54)	87
Seguro Directo	31	–	–	–	–	–	31
MONY	246	–	–	–	(26)	–	220
AXA Equity & Law	377	–	–	–	8	–	385
AXA Financial, Inc.	3,223	–	–	–	(338)	–	2,885
Alliance Capital	376	–	–	–	(39)	–	337
Sanford C. Bernstein	3,299	–	–	–	(360)	298	3,237
SLPH (AXA UK Holdings)	1,525	–	–	–	17	(1)	1,541
Nippon Dantaï (AXA Nichidan)	1,343	–	–	–	(118)	–	1,225
AXA China Region	274	–	–	–	(28)	–	246
Guardian Royal Exchange (excluding Albingia)	344	–	–	–	4	–	349
Guardian Royal Exchange (Albingia)	346	–	–	–	–	–	346
Royale Belge	547	–	–	–	–	–	547
UAP	534	92	–	–	5	–	631
Sterling Grace	142	–	–	–	(12)	–	130
AXA Aurora	120	–	–	–	–	–	120
MLC	–	121	–	–	(6)	–	116
IPAC (c)	109	86	–	(1)	(3)	–	191
AXA Investment Managers (including AXA Rosenberg)	117	5	–	–	(10)	–	112
Others	576	122	(1)	3	(38)	20	683
TOTAL	13,670	3,189	(1)	2	(943)	264	16,181
Of which:
Life & Savings	6,736	1,653	–	(1)	(457)	5	7,935
Property & Casualty	2,090	1,518	(1)	–	5	20	3,632
International Insurance	20	–	–	–	–	(5)	15
Asset management	4,733	19	–	–	(490)	244	4,505
Others	91	–	–	3	(1)	–	94

(a) Gross value of goodwill is presented net of accumulated amortization under French GAAP as of December 31, 2003.

(b) Including the impact of exercises and revaluations of minority interests buyout commitments.

(c) Including €82,8 million due to the acquisition of Tynan Mackenzie.

							(in Euro million)
	Gross value January 1, 2005	Acquisitions during the period	Disposals during the period	Goodwill adjustments	Currency translation adjustment	Other changes (b)	Gross value December 31, 2005 (a)
Framlington	–	142	–	–	–	–	142
Seguro Directo	–	31	–	–	–	–	31
MONY	351	–	(152)	1	46	–	246
AXA Equity & Law	366	–	–	–	11	–	377
AXA Financial, Inc.	2,790	–	–	–	433	–	3,223
Sanford C. Bernstein	2,670	–	–	–	426	203	3,299
Alliance Capital	325	–	–	–	51	–	376
SLPH (AXA UK Holdings)	1,474	–	–	–	51	–	1,525
Nippon Dantaï (AXA Nichidan)	1,334	–	–	–	9	–	1,343
AXA China Region	236	–	–	–	38	–	274
Guardian Royal Exchange (excluding Albingia)	338	–	–	–	6	–	344
Guardian Royal Exchange (Albingia)	346	–	–	–	–	–	346
Royale Belge	547	–	–	–	–	–	547
UAP	522	4	–	–	8	–	534
Sterling Grace	130	–	–	–	12	–	142
AXA Aurora	120	–	–	–	–	–	120
IPAC	100	–	–	–	9	–	109
AXA Investment Managers (including AXA Rosenberg)	102	–	–	–	15	–	117
Others	492	12	–	9	40	22	576
TOTAL 2005	12,244	189	(152)	9	1,153	225	13,670
TOTAL 2004	12,363	740	(21)	6	(632)	(210)	12,244

TOTAL 2005	12,244	189	(152)	9	1,153	225	13,670
Of which:
Life & Savings	6,354	–	(152)	3	531	–	6,736
Property & Casualty	2,021	36	–	6	27	–	2,090
International Insurance	20	–	–	–	–	(1)	20
Asset Management	3,781	153	–	–	595	203	4,733
Others	68	–	–	–	–	23	91

(a) Gross value of goodwill is presented net of accumulated amortization under French GAAP as of December 31, 2003.

(b) Including the impact of exercises and revaluations of minority interests buyout commitments.

5.2.2. Goodwill – Change in impairment

(in Euro million)
	Gross value January 1, 2006	Increase in impairment during the period	Increase in impairment relating to goodwill created on acquisitions during the period	Write back of impairment of goodwill sold during the period	Accumulated impairment losses transferred out relating to goodwill transferred in the “held for sale” category	Currency translation adjustment	Other changes	Gross value December 31, 2006
Winterthur	–	–	–	–	–	–	–	–
Framlington	–	–	–	–	–	–	–	–
Seguro Directo	–	–	–	–	–	–	–	–
MONY	–	–	–	–	–	–	–	–
AXA Equity & Law	–	–	–	–	–	–	–	–
AXA Financial, Inc.	–	–	–	–	–	–	–	–
Sanford C. Bernstein	–	–	–	–	–	–	–	–
Alliance Capital	–	–	–	–	–	–	–	–
SLPH (AXA UK Holdings)	–	–	–	–	–	–	–	–
Nippon Dantaï (AXA Japan)	70	–	–	–	–	(6)	–	64
AXA China Region	–	–	–	–	–	–	–	–
Guardian Royal Exchange (excluding Albingia)	–	–	–	–	–	–	–	–
Guardian Royal Exchange (Albingia)	–	–	–	–	–	–	–	–
Royale Belge	33	–	–	–	–	–	–	33
UAP	–	–	–	–	–	–	–	–
Sterling Grace	–	–	–	–	–	–	–	–
AXA Aurora	–	–	–	–	–	–	–	–
MLC	–	–	–	–	–	–	–	–
IPAC	–	–	–	–	–	–	–	–
AXA Investment Managers (including AXA Rosenberg)	–	–	–	–	–	–	–	–
Others	7	–	–	–	–	–	7	14
TOTAL	111	–	–	–	–	(6)	7	112
Of which:
Life & Savings	70	–	–	–	–	(6)	–	64
Property & Casualty	35	–	–	–	–	–	–	35
International Insurance	5	–	–	–	–	–	7	12
Asset Management	–	–	–	–	–	–	–	–
Others	–	–	–	–	–	–	–	–

(in Euro million)
	Gross value January 1, 2005	Increase in impairment during the period	Increase in impairment relating to goodwill created on acquisitions during the period	Write back of impairment of goodwill sold during the period	Accumulated impairment losses transferred out relating to goodwill transferred in the “held for sale” category	Currency translation adjustment	Other changes	Gross value December 31, 2005
Framlington		–	–	–	–	–	–	–
Seguro Directo		–	–	–	–	–	–	–
MONY	–	–	–	–	–	–	–	–
AXA Equity & Law	–	–	–	–	–	–	–	–
AXA Financial, Inc.	–	–	–	–	–	–	–	–
Sanford C. Bernstein	–	–	–	–	–	–	–	–
Alliance Capital	–	–	–	–	–	–	–	–
SLPH (AXA UK Holdings)	–	–	–	–	–	–	–	–
Nippon Dantaï (AXA Japan)	–	–	–	–	–	–	70	70
AXA China Region	–	–	–	–	–	–	–	–
Guardian Royal Exchange (excluding Albingia)	–	–	–	–	–	–	–	–
Guardian Royal Exchange (Albingia)	–	–	–	–	–	–	–	–
Royale Belge	33	–	–	–	–	–	–	33
UAP	–	–	–	–	–	–	–	–
Sterling Grace	–	–	–	–	–	–	–	–
AXA Aurora	–	–	–	–	–	–	–	–
IPAC	–	–	–	–	–	–	–	–
AXA Investment Managers (including AXA Rosenberg)	–	–	–	–	–	–	–	–
Others	7	–	–	–	–	–	–	7
TOTAL 2005	40	–	–	–	–	–	70	111
TOTAL 2004	–	33	6	–	–	–	1	40

TOTAL 2005	40	–	–	–	–	–	70	111
Of which:		–	–	–	–	–	–	–
Life & Savings	–	–	–	–	–	–	70	70
Property & Casualty	35	–	–	–	–	–	–	35
International Insurance	5	–	–	–	–	–	–	5
Asset Management	–	–	–	–	–	–	–	–
Others	–	–	–	–	–	–	–	–

5.3. Other information relating to goodwill

Goodwill is mainly attributable to the following business combinations and entities:

Acquisition of Winterthur (2006)

On 14 June 2006, AXA announced the signature of an agreement with the Crédit Suisse Group for AXA to buy 100%
of Winterthur for a CHF12.3 billion (€7.9 billion) consideration in cash.

In addition, AXA refinanced CHF1.1 billion (€0.7 billion) of loans granted by Crédit Suisse Group to Winterthur.
On December 22, 2006, AXA completed its acquisition of Winterthur after receiving all regulatory authorizations.
Income from Winterthur’s activities between December 22, 2006 and December 31, 2006 was regarded as immaterial with respect to the AXA Group’s consolidated income. The acquisition balance sheet was prepared on the basis of
December 31, 2006 figures.

The Group financed this transaction with a balanced mix of equity and debt. It raised €4.1 billion cash through a share capital increase in early July 2006, and a further €3.8 billion through issues of deeply subordinated debts in July
October and December in Euros, sterling pounds, Australian and U.S. dollars (see note 13).

The Winterthur acquisition led to the recognition of €2,691 million of goodwill, excluding the goodwill related to put options held by minority shareholders of Winterthur’s former subsidiaries in Central Europe (see note 5.1). The goodwill arising from the Winterthur acquisition breaks down as follows:

Acquisition cost:

(in Euro million)
Cash paid	7,858
Cost attributable	8
Total	7,866

Assets and liabilities on the acquisition date totaled:

(in Euro million)
Fair value of assets and liabilities
Intangible assets	3,512
Deferred acquisition costs and equivalent	284
Investments	101,321
Other assets	8,121
Assets held for sale and relating to discontinued operations	3,150
TOTAL ASSETS (excluding goodwill)	116,389
Liabilities arising from insurance and investment contracts	98,017
Provisions for risks and charges	1,125
Others payables	10,258
Liabilities held for sale and relating to discontinued operations	1,812
TOTAL LIABILITIES	111,212
Net acquired asset value	5,177
Goodwill (a)	2,762

(a) Includes €71 million relating to put options held by minority shareholders of Winterthur’s former subsidiaries in Central Europe and excluding €133 million of goodwill related to the U.S. Property & Casualty business held for sale (see below in this note).

Acquired assets and liabilities were previously valued using U.S. GAAP. They were adjusted to fair value in the opening balance sheet and integrated with the Group’s financial statements at year-end based on the AXA IFRS accounting policies.

Intangible assets totaling €3,468 million gross (€2,462 million net) were identified. They include:

- €2,327 million gross (€1,653 million net) relating to the value of purchased business inforce, consisting of the present value of future profits on contracts already inforce at the acquisition date. The present value of future profits takes into consideration the cost of capital and is estimated using actuarial assumptions based on projections made at purchase date but also using a discount rate that includes a risk premium;

- a customer relationships intangible, only recognized if it can be measured reliably. For both life and non-life activities, this value represents the value of future cash flows expected from renewals and the cross-selling of new products to customers known and identified at the time of the acquisition. The total life and non-life value of this customer relationships intangible recognized in the opening balance sheet was €1,141 million gross (€809 million net). In the
Property & Casualty business, these projections include assumptions regarding claims, expenses and financial revenues. For Life & Savings, it is estimated on the basis of the new business value when the portion relating to customers with inforce policies can be identified, measured and recognized separately.

All of these future cash flows have been measured without distinguishing the marketing resources (distribution channels, brand, etc.) through which they are expected to be secured, in order to ensure consistency with insurance industry practices, particularly as regards VBI, and also to avoid the recognition of redundant intangible assets. This method of measuring intangible assets is consistent with the method used when assessing the appraisal value.

In line with accounting practices in force before the adoption of IFRS, which may continue to be applied under IFRS 4, expected flexible premiums relating to purchased business in force are recognized in the “Value of purchased life business inforce” item.

These intangible assets are amortized over the residual life of the contracts.

The residual goodwill mainly represents expected synergies, especially cost cuttings and other customer-related items that could not be measured reliably or recognized separately.

The opening balance sheet no longer contains deferred acquisition costs relating to the Life & Savings business, since their fair value was nil at acquisition date. In accordance with practices used in past acquisitions, and based on previously used accounting methods that are still permitted under IFRS for insurance contracts, deferred acquisition costs relating to Property & Casualty have been maintained on the balance sheet. The value of unearned premiums net of these costs represents an estimate of the fair value of these liabilities.

Acquired assets and liabilities have been reclassified, not only so that they can be presented according to the Group’s
IFRS principles, but also to take account the sale of Winterthur’s Property & Casualty operations in the United States
(see below).

Winterthur Group’s estimated IFRS revenues from insurance operations and consolidated net income for 2006
Estimates of 2006 revenues and consolidated net income for the acquired Winterthur Group assume the acquisition took place at January 1, 2006.

- Estimated revenues total €14,477 million (excluding Winterthur’s U.S. Property & Casualty subsidiary).

- Estimated net income totals €530 million, including some non-recurring items (sale of the healthcare and Weaver portfolios, one-off increase in technical liabilities booked by Winterthur in 2006, one-off tax gains or losses etc.).

These figures are estimates based on U.S. GAAP financial statements prepared by the previous owner. This information is not necessarily indicative of the results that could have been achieved within the AXA Group if the acquisition had actually taken place on January 1, 2006. In particular, the information does not factor in any synergies, nor does it provide an indication of future results.

The retrospective computation of Winterthur’s consolidated net income takes into account:

- the exclusion of net income from the U.S. Property & Casualty business that is held for sale (see below) and

- entries relating to the amortization of purchase GAAP items, including in particular the cancellation of almost all net gains and losses realized during the period and amortization of newly generated intangible assets.

Assets and liabilities held for sale
In June 2006, when AXA announced the acquisition of Winterthur, the Group also stated its intention to carry out a strategic review of its entire interest in Winterthur’s U.S. Property & Casualty subsidiary. A binding offer was signed on
January 4, 2007 with Australian insurer QBE and the transaction is expected to close in the second quarter of 2007.
Assets and liabilities related to this business were restated at fair value net of costs to sell and classified within items held for sale in the opening balance sheet.

UNITED STATES PROPERTY & CASUALTY	(in Euro million)
Goodwill	133
Deferred acquisition costs and equivalent	89
Intangible assets	264
Investments	1,866
Others assets	766
Expenses relating to business disposal	(17)
TOTAL ASSETS	3,101
Liabilities outward of policyholders	1,660
Provisions for risks and charges	47
Others payables	104
TOTAL LIABILITIES	1,812
Net acquired asset value	1,290

Before eliminating the Swiss holding company’s loan to this subsidiary (€430 million), the net assets of this business held for sale were €860 million. All figures are based on the exchange rate at December 31, 2006.

The total net amount of assets held for sale is €49 million, excluding Winterthur’s U.S. Property & Casualty subsidiary.

Acquisition of MLC Hong Kong and Indonesia (2006)
On May 8, 2006, AXA Asia Pacific Holdings (AXA APH) announced that it had completed the acquisition of MLC Hong
Kong and MLC Indonesia. Once the required regulatory authorizations had been obtained, these two acquisitions were completed within the timeframe mentioned when AXA APH announced its acquisition plan on February 21, 2006.
The purchase price was €340 million. This led to the recognition of €116 million of goodwill and €194 million of intangible assets (Value of purchased Business Inforce), making a total of €309 million (net of tax).

Acquisition of Citadelle (2006)
On November 29, 2005, AXA Canada announced that it had reached an agreement with Winterthur Canada Financial
Corporation to acquire its main asset, i.e. La Citadelle Compagnie d’assurances générales (“Citadelle”). The acquisition was financed through the AXA Group’s internal resources and was completed in March 2006. The purchase price was €221 million, including goodwill of €99 million.

Buyout of minorities - AXA Konzern AG (2006)
On May 15, 2006, AXA announced a squeeze-out operation concerning its German subsidiary AXA Konzern AG
(“AXA Konzern”), enabling it to acquire the 3.2% of AXA Konzern shares it did not previously own for €134.54 per ordinary and preferred share.

The resolution relating to this squeeze-out was approved in AXA Konzern’s shareholders’ meeting of July 20, 2006.
The registration of this transaction is subject to various procedures under German law, which were still ongoing at
December 31, 2006.

Previously, and as announced on December 21, 2005, AXA had offered to buy out minorities in AXA Konzern between
January 9 and February 27, 2006 at a price of €129.3 per ordinary and preferred share. At the end of the offer period,
AXA owned 96.8% of AXA Konzern directly and indirectly, thereby exceeding the 95% threshold required to initiate a mandatory squeeze-out operation.

Shareholders who tendered their shares to the offer at €129.30 per share will receive the mandatory squeeze-out price of €134.54 per share.

At end-December, the Group owned 96.84% of AXA Konzern, generating goodwill of €92 million (reported on the UAP line of the first table of note 5.1 above).

Buyout of minorities - Tynan Mackenzie (2006)
On 27 September 2006, AXA Asia Pacific Holdings (AXA APH) acquired 66.7% of Tynan Mackenzie for €99 million.

AXA APH had acquired a 33.3% stake in Tynan Mackenzie in January 2002 for €16 million, generating initial goodwill of €14 million.

At December 31, 2006, goodwill on this entity totaled €82.8 million.

Acquisition of Framlington (2005)
On October 31, 2005, AXA Investment Managers (AXA IM) acquired the Framlington Group for £207.8 million (€303 million).
This transaction led to the recognition of £130 million of intangible assets (€189 million before amortization) and goodwill of £97.2 million (€142 million).

At December 31, 2006, this goodwill had a net value of €87 million.

Acquisition of Seguro Directo (2005)
On October 18, 2005, AXA acquired the insurance company Seguro Directo. The total transaction consideration was
€42 million. This transaction gave rise to goodwill of €31 million.

At December 31, 2006, the net value of this goodwill was €31 million.

Acquisition of MONY (2004)
On July 8, 2004, AXA Financial acquired MONY for U.S.$1.48 billion (€1.3 billion). The total cost of the transaction was
U.S.$1.63 billion, including:

- U.S.$1.55 billion of cash payments for MONY shares.

- U.S.$80 million of transaction costs borne by AXA Financial.

This transaction gave rise to goodwill of U.S.$672 million (€541 million) under French GAAP.

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

As a result, at December 31, 2006, the MONY goodwill had a net book value of €220 million.

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

At December 31, 2006, this goodwill had a net value of €385 million.

Minority interests’ buyout - AXA Financial (2000)
The aggregate purchase consideration was €11,213 million and included the following items:

- €3,868 million financed by a capital increase, representing the value of the 25.8 million ordinary shares issued by AXA at a price of €149.90 per share at December 22, 2000, the closing date of the initial offer period and before the 4-for-1 stock split,

- €7,316 million in cash relating to the cost of settling or exchanging outstanding employee share options of AXA
Financial, as well as fees and direct transaction costs.

Based on the carrying value as at December 31, 2000 of the net assets acquired (€3,913 million), the goodwill amounted to €7,301 million. In accordance with article D248-3 of the decree dated January 17, 1986 and with recommendations issued by the “Commission des Opérations de Bourse” (French stock market regulator) in its bulletin
210 of January 1988, the excess purchase price of €2,518 million was charged directly to consolidated retained earnings and reserves; i.e. the entire excess purchase price multiplied by the ratio of the aggregate purchase consideration financed by the capital increase. The remaining €4,782 million goodwill was recorded as an asset.

At January 1, 2004, the net book value of this goodwill was €4,100 million under French GAAP. With the adoption of
IFRS, the goodwill was adjusted for unrealized foreign exchange gains and losses, since goodwill must be recorded in the local currency of the acquired entity. The new goodwill figure became $3,801 million.

At December 31, 2006, this goodwill had a net value of €2,885 million.

Sanford C. Bernstein Transaction (2000)
The total purchase price was U.S.$3.5 billion (€4.0 billion) and consisted of U.S.$1.5 billion in cash and 40.8 million newly issued private units of Alliance Capital. The cash was funded by AXA Financial through a financing agreement whereby, in June 2000, AXA Financial purchased units in the limited partnership Alliance Capital Management L.P. for an aggregate purchase price of $1.6 billion. Following this acquisition, Alliance Capital was renamed AllianceBernstein.
Goodwill totaled €583 million relating to the capital increase plus €3,689 million with respect to the acquisition of
Sanford C. Bernstein operations, making a total of €4,272 million.

At January 1, 2004, the net book value of this goodwill was €2,256 million under French GAAP. With the adoption of
IFRS, this figure became $3,490 million due to the adjustment of the exercised puts (see below).

In connection with this acquisition, AXA Financial agreed in 2000 to ensure the liquidity of new AllianceBernstein units distributed to the former shareholders of Sanford C. Bernstein over an eight-year period following a two-year lock-out period. Not more than 20% of the original units issued to former Sanford Bernstein shareholders may be put to AXA
Financial in any one annual period.

The estimated exercise value of these commitments to minority interests is recognized on the balance sheet under
“Minorities in controlled funds and other commitments to buy out minority interests”. This value is revised every year depending on exercised puts and the change in the value of residual commitments, with a balancing entry to goodwill.

The value of the liability on the balance sheet was €895 million at January 1, 2004, €494 million at December 31, 2004 after the exercise of two puts, €789 million at December 31, 2005 and €1,003 million at December 31, 2006. The goodwill recorded as a balancing entry for the revaluation of the liability was €508 million at January 1, 2004, €298 million at December 31, 2004 after the exercise of two puts and €559 million at December 31, 2005 and €785 million at
December 31, 2006.

At December 31, 2006, this goodwill had a net value of €3,237 million.

Buyout of minorities - Sun Life & Provincial Holdings (renamed AXA UK Holdings)
The total cost of the acquisition of the 44% minority interests in Sun Life & Provincial Holdings (SLPH) amounted to
£2.3 billion (approximately €3.7 billion). The goodwill recorded was €1,971 million.

At January 1, 2004, the net book value of this goodwill was €1,660 million under French GAAP. With the adoption of
IFRS, the goodwill was adjusted for unrealized foreign exchange gains and losses, since goodwill must be recorded in the local currency of the acquired entity. The new goodwill figure is made up of £959 million relating to UK entities,
US$114 million relating to U.S. entities and €31 million relating to French entities.

At December 31, 2006, this goodwill had a net value of €1,541 million.

AXA Nichidan (renamed AXA Life Japan) (2000)
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

In 2005, following a new estimate of the deferred tax assets recorded at the time of the Nippon Dantaï acquisition, an equivalent amount (€70 million) was deducted from goodwill.

At December 31, 2006, the net value of this goodwill was €1,161 million.

Buyout of minorities - AXA China Region (2000)
The total transaction (buyout of 26% minority interests) amounted to €519 million and resulted in goodwill of €300 million.

At January 1, 2004, the net book value of this goodwill was €253 million under French GAAP. With the adoption of
IFRS, the goodwill was adjusted for unrealized foreign exchange gains and losses, since goodwill must be recorded in the local currency of the acquired entity. The new goodwill figure became HKD 2,510 million.

At December 31, 2006, this goodwill had a net value of €246 million.

Guardian Royal Exchange (1999)
The acquisition of GRE (Guardian Royal Exchange) in 1999 resulted in a goodwill of €1,138 million.

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

At January 1, 2004, the net book value of this goodwill was €688 million under French GAAP. With the adoption of
IFRS, the goodwill figure is made up of £238 million relating to UK entities and €346 million relating to German entities.

At December 31, 2006, the net value of this goodwill was €695 million.

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

At December 31, 2006, this goodwill had a net value of €514 million.

UAP (1997)
In 1997, AXA acquired UAP, and goodwill of €1,863 million was booked, of which €1,641 million was charged directly to retained earnings and reserves. As a result of purchase accounting adjustments made in 1998 and in 1999, the total goodwill increased to €1,866 million at December 31, 1999, of which €1,584 million represented the amount charged directly to retained earnings and reserves.

In 2003, following the release of a provision booked when the Group acquired German activities in 1997 and which took place after the Group sold its stake in Colonia Re JV to General Re, exceptional amortization of €57 million was recognized.

At January 1, 2004, the net book value of this goodwill was €293 million under French GAAP, including net goodwill relating to
AXA Colonia. With the adoption of IFRS, additional goodwill of £178 million was booked following the write-off of portfolio value on investment contracts without discretionary participating features by the UK Life & Savings subsidiary. The new goodwill figure is made up of €265 million relating to French, German and Belgian entities and £183 million relating to UK entities.

At December 31, 2006, the net book value of the goodwill was €631 million.

Note 6:
Value of purchased life business inforce

The change in Value of Business Inforce (“VBI”) in the Life & Savings segment was as follows:

		(in Euro million)
	2006	2005	2004
Gross carrying value as at January 1	5,760	5,474	5,005
Accumulated amortization and impairment	(2,444)	(1,821)	(1,414)
Shadow accounting on VBI	(694)	(530)	(380)
Net carrying value as at January 1	2,623	3,123	3,210
Increase following Life portfolio acquisitions	–	–	–
Decrease following Life portfolio disposals	–	–	–
Increase following new subsidiaries’ acquisitions	2,575	–	694
Decrease following subsidiaries’ disposals	–	–	–
Decrease following the transfer of portfolios to the “held for sale” category	–	–	–
Impacts on VBI of changes in scope and portfolios transfers	2,575	–	694
VBI capitalization	7	8	–
Capitalized interests	138	155	56
Amortization and impairment for the period (a)	(428)	(722)	(524)
Changes in VBI amortization, capitalization and impairment	(282)	(558)	(468)
Change in shadow accounting on VBI	291	(161)	(163)
Currency translation	(123)	180	(149)
Other changes	(33)	38	–
Net carrying value as at December 31	5,050	2,623	3,123
Gross carrying value as at December 31	8,130	5,760	5,474
Accumulated amortization and impairment	(2,686)	(2,444)	(1,821)
Shadow accounting on VBI	(394)	(694)	(530)

(a) Includes the amortization charge for the period, any losses of value and, exceptionally in 2004, capitalized interests relating to the United States and Japan.

In 2006, the €2,575 million increase in VBI following new subsidiaries’ acquisitions consists of €2,327 million relating to Winterthur and €248 million relating to MLC Hong Kong. The €694 million increase in 2004 corresponded to the acquisition of MONY in the United States.

In 2005, amortization included an exceptional charge of €219 million in Japan, reflecting a change in future financial assumptions.

Note 7:
Deferred acquisition costs and similar costs

7.1. Breakdown of deferred acquisition costs (DAC)
and similar

		(in Euro million)
	December 31, 2006	December 31, 2005 (c)	December 31, 2004 (c)
Net deferred acquisition costs relating to Life & Savings (a) (c)	13,653	13,249	11,040
Net rights to future managements fees (b)	1,152	960	692
Shadow accounting on DAC	(606)	(889)	(767)
Deferred acquisition costs and similar costs relating to Life & Savings	14,199	13,320	10,965
Deferred acquisition costs and equivalent relating to Property & Casualty and International Insurance	1,697	1,447	1,354
Net deferred acquisition costs and similar costs	15,896	14,767	12,319

(a)  Applicable to Life & Savings insurance contracts and investment contracts with discretionary participation features according to IFRS 4. Amounts net of accumulated amortization.

(b)  Applicable to investment contracts with no discretionary participation features.

(c)  As described in note 1.12.2, the adoption of FRS 27 in the United Kingdom has led to adjustments on all periods presented. The effects of these adjustments is set out in note 14.

The increase in deferred acquisition costs and equivalent in the Property & Casualty and International Insurance
businesses was mainly due to the Winterthur acquisition (€284 million).

In accordance with practices used in past acquisitions, and based on previous accounting methods that are still authorized under IFRS for insurance contracts, deferred acquisition costs in the Winterthur’s Property & Casualty business have been maintained on the balance sheet. The value of unearned premiums net of these costs represents an estimate of the fair value of these Property & Casualty liabilities.

7.2. Rollforward of deferred acquisition costs and similar –
Life & Savings

Changes in deferred acquisition costs and similar costs for Life & Savings were as follows:

					(in Euro million)
	2006		2005		2004
	Life & Savings Deferred Acquisition Costs (a)	Rights to future management fees (b)	Life & Savings Deferred Acquisition Costs (a)	Rights to future management fees (b)	Life & Savings Deferred Acquisition Costs (a)	Rights to future management fees (b)
Life & Savings deferred acquisition costs and similar costs net carrying value as at January 1	12,360	960	10,273	692	10,260	499
Decrease following Life portfolio disposals	–	–	–	–	–	–
Increase following new subsidiaries acquisitions	–	–	–	–	–	–
Decrease following subsidiaries disposals	–	–	–	–	–	–
Decrease following the transfer of portfolios to the “held for sale” category	–	–	–	–	–	–
Impact of changes in scope and portfolios transfers	–	–	–	–	–	–
Amortization and impairment for the period (c) (d)	(1,961)	(92)	(1,648)	(60)	(973)	(47)
Capitalized interests for the period	639	–	602	–	109	–
DAC and similar costs capitalization for the period	2,531	265	2,251	309	2,207	250
Changes in amortization, capitalization and impairment	1,209	173	1,206	249	1,342	203
Shadow accounting on DAC	262		(86)		(157)
Currency translation	(833)	19	915	19	(485)	(9)
Other changes (d)	48	–	53	(1)	(688)	(1)
Life & Savings deferred acquisition costs and similar costs net carrying value as at December 31	13,047	1,152	12,360	960	10,273	692
TOTAL	14,199		13,320		10,965

DAC = Deferred Acquisition Costs.

(a)  Relating to contracts subject to IFRS 4, i.e. insurance contracts and investment contracts with discretionary participating features.

(b)  Applicable to investment contracts with no discretionary participation features.

(c)  Includes the amortization charge for the period, eventual loss of value and, exceptionally in 2004, capitalized interest relating to the USA and Japan.

(d)  As described in note 1.12.2, the adoption of FRS 27 in the United Kingdom has led to adjustments on all periods presented. The effects of these adjustments is set out in note 14.

7.3. Deferred acquisition costs and similar costs,
net of amortization, unearned revenue reserves
and unearned fee reserves – Life & Savings

The value of Life & Savings deferred acquisition costs and similar costs, net of amortization, unearned revenue reserves and unearned fee reserves, was as follows:

					(in Euro million)
	December 31, 2006		December 31, 2005		December 31, 2004
	Life & Savings Deferred Acquisition Costs (a)	Rights to future management fees (b)	Life & Savings Deferred Acquisition Costs (a)	Rights to future management fees (b)	Life & Savings Deferred Acquisition Costs (a)	Rights to future management fees (b)
DAC net of amortization (c)	13,047	1,152	12,360	960	10,273	692
of which shadow DAC	(606)		(889)		(767)
Unearned revenue reserves (URR) (c)	1,741	339	1,532	194	1,476	93
of which shadow URR	(291)		(431)		(298)
DAC net of amortization and URR	11,306	813	10,828	766	8,796	599
TOTAL for all types of contracts	12,119		11,594		9,396

DAC = Deferred Acquisition Costs.

(a)  Relating to contracts subject to IFRS 4, i.e. insurance contracts and investment contracts with discretionary participating features.

(b)  Applicable to investment contracts with no discretionary participation features (IAS 39).

(c)  As described in note 1.12.2, the adoption of FRS 27 in the United Kingdom has led to adjustments on all periods presented. The effects of these adjustments is set out in note 14.

Note 8: Other intangible assets

8.1. Breakdown of other intangible assets

Other intangible assets (€2,350 million at December 31, 2006, including €1,185 million from Winterthur) mainly included:

					(in Euro million)
	Gross value	Accumulated amortization	Impairment	Net Value December 31, 2006	Net Value December 31, 2005	Net Value December 31, 2004
Software capitalized	1,470	(1,039)	(1)	430	392	419
Intangible assets recognized in business combinations	1,857	(32)	(8)	1,817	599	122
Other intangible assets	182	(80)	–	103	83	56
TOTAL intangible assets	3,509	(1,151)	(9)	2,350	1,074	597

8.2. Breakdown of intangible assets recognized
in business combinations

			(in Euro million)
	December 31, 2006
	Gross value	Accumulated amortization	Impairment	Net Value
Winterthur	1,142	–	–	1,142
AXA Investment Managers (including AXA Rosenberg)	273	(8)	–	265
Citadel	20	(2)	–	18
MONY	110	(22)	(8)	81
Others	313	(1)	–	312
TOTAL	1,857	(32)	(8)	1,817

8.3. Change in intangible assets recognized
in business combinations

							(in Euro million)
					2006
	Net value at January 1st	Acquisition during the period	Purchase increases following adjustments	Amortization and impairment allowance	Disposal during the period	Purchase decreases following adjustments	Amortization and impairment write back following disposal	Currency impact	Net value at December 31
Winterthur	–	1,142	–	–	–	–	–	–	1,142
AXA Investment
Managers
(including
AXA Rosenberg)	182	–	78	–	–	–	–	5	265
Citadel	–	19	–	–	–	–	–	(1)	18
MONY	106	–	–	(15)	–	–	–	(10)	81
Others	311	2	–	–	–	–	–	–	312
TOTAL	599	1,163	78	(16)	–	–	–	(7)	1,817

Note 9: Investments

The method for determining the fair value of investments stated at cost or amortized cost is as follows:

– For real estate investments, fair value is usually based on studies conducted by qualified external appraisers. They are based on a multi-criteria approach, and their frequency and terms are based on local regulations.

– Fair values of mortgages, policy loans and other loans are estimated by discounting future contractual cash flows using interest rates at which loans with similar characteristics and credit quality would be originated. Fair values of doubtful loans are limited to the estimated fair value of the underlying collateral, if lower than the estimated discounted cash flows.

– In other cases, fair value is estimated based on financial and other information available in the market, or estimated discounted cash flows, including a risk premium.

Estimated fair values do not take into account supplemental charges or reductions due to selling costs that may be incurred, nor the tax impact of realizing unrealized capital gains and losses.

9.1. Breakdown of investments

Each investment item is presented net of the effect of hedging derivatives (IAS 39) and economic hedging derivatives that do not form part of a hedge relationship under IAS 39 (excluding macro hedging derivatives and other derivatives).
Details of the effect of derivatives are provided in section 19.3.

							(in Euro million)
	December 31, 2006
	Insurance			Other activities			Total
	Fair value	Net book value	% (val. Balance sheet)	Fair value	Net book value	% (val. Balance sheet)	Fair value	Net book value	% (val. Balance sheet)
Investment properties at amortized cost	18,218	13,243	2.27%	731	548	3.36%	18,949	13,791	2.30%
Investment properties at fair value through profit & loss (c)	5,364	5,364	0.92%	608	608	3.73%	5,972	5,972	1.00%
Macro hedge and speculative derivatives	–	–	–	–	–	–	–	–	–
Investment properties	23,582	18,608	3.19%	1,339	1,156	7.09%	24,921	19,763	3.30%
Fixed maturities held to maturity	–	–	–	–	–	–	–	–	–
Fixed maturities available for sale	241,258	241,258	41.40%	5,645	5,645	34.64%	246,903	246,903	41.22%
Fixed maturities at fair value through profit and loss (c)	49,591	49,591	8.51%	182	182	1.11%	49,772	49,772	8.31%
Fixed maturities held for trading	94	94	0.02%	1,203	1,203	7.38%	1,297	1,297	0.22%
Non quoted fixed maturities (amortized cost)	10	10	–	1	1	0.01%	11	11	–
Fixed maturities	290,953	290,953	49.93%	7,031	7,031	43.15%	297,984	297,984	49.74%
Equity securities available for sale	35,604	35,604	6.11%	2,733	2,733	16.77%	38,337	38,337	6.40%
Equity securities at fair value through profit and loss (c)	22,050	22,050	3.78%	123	123	0.75%	22,173	22,173	3.70%
Equity securities held for trading	142	142	0.02%	332	332	2.04%	474	474	0.08%
Equity securities	57,797	57,797	9.92%	3,187	3,187	19.56%	60,984	60,984	10.18%
Non controlled investment funds available for sale	4,599	4,599	0.79%	226	226	1.39%	4,825	4,825	0.81%
Non controlled investment funds at fair value through profit and loss (c)	2,319	2,319	0.40%	155	155	0.95%	2,474	2,474	0.41%
Non controlled investment funds held for trading	80	80	0.01%	33	33	0.20%	113	113	0.02%
Non controlled investment funds	6,998	6,998	1.20%	414	414	2.54%	7,412	7,412	1.24%
Other assets held by controlled investment funds designated as at fair value through profit and loss	3,144	3,144	0.54%	–	–	–	3,144	3,144	0.52%
Macro hedge and speculative derivatives	(175)	(175)	N/A	875	875	5.37%	701	701	0.12%
Financial investments	358,718	358,718	61.56%	11,507	11,507	70.62%	370,225	370,225	61.80%
Loans held to maturity	–	–	–	–	–	–	–	–	–
Loans available for sale	824	824	0.14%	26	26	0.16%	850	850	0.14%
Loans designated as at fair value through profit and loss (c)	378	378	0.06%	2,768	2,768	16.99%	3,146	3,146	0.53%
Loans held for trading	–	–	–	227	227	1.39%	227	227	0.04%
Mortgage loans	13,175	13,077	2.24%	13	13	0.08%	13,188	13,090	2.19%
Other loans (a)	14,630	14,577	2.50%	592	591	3.63%	15,222	15,168	2.53%
Macro hedge and speculative derivatives	–	–	–	8	8	0.05%	8	8	–
Loans	29,008	28,856	4.95%	3,632	3,632	22.29%	32,641	32,488	5.42%
Assets backing contracts where the financial risk is borne by policyholders	176,562	176,562	30.30%				176,562	176,562	29.47%
FINANCIAL ASSETS	587,870	582,744	100.00%	16,479	16,295	100.00%	604,349	599,039	100.00%
Financial investments and loans (b)	387,726	387,574	66.51%	15,139	15,139	92.91%	402,866	402,713	67.23%
– of which quoted	298,074	298,074	51.15%	9,681	9,681	59.41%	307,755	307,755	51.37%
– of which unquoted	89,653	89,500	15.36%	5,458	5,458	33.49%	95,111	94,958	15.85%
Financial assets (excluding those backing contracts where the financial risk is borne by policyholders)	411,308	406,182	69.70%
Life & Savings	348,961	344,364	59.09%
Property & Casualty	53,598	53,068	9.11%
International Insurance	8,749	8,749	1.50%

(a)  Mainly includes policy loans.

(b)  Excluding investments backing contracts where the financial risk is borne by policyholders.

(c)  Use of fair value option.

The integration of Winterthur increased total investments by €101,321 million, including:

-€5,606 million of investment properties,

-€55,315 million of fixed maturities,

-€7,784 million of equities,

-€924 million of non-controlled investment funds,

-€42 million of other investments held via controlled investment funds,

-€13,358 million of loans, and

-€18,293 million of assets backing contracts where the risk is borne by policyholders.

							(in Euro million)
	December 31, 2005
	Insurance			Other activities			Total
	Fair value	Net book value	% (val. Balance sheet)	Fair value	Net book value	% (val. Balance sheet)	Fair value	Net book value	% (val. Balance sheet)
Investment properties at amortized cost	11,256	7,832	1.71%	357	314	3.12%	11,613	8,146	1.74%
Investment properties at fair value through profit & loss (c)	4,979	4,979	1.08%	–	–	–	4,979	4,979	1.06%
Macro hedge and speculative derivatives	–	–	–	–	–	–	–	–	–
Investment properties	16,235	12,810	2.79%	357	314	3.12%	16,592	13,124	2.80%
Fixed maturities held to maturity	–	–	–	–	–	–	–	–	–
Fixed maturities available for sale	189,451	189,451	41.26%	5,739	5,739	56.91%	195,190	195,190	41.59%
Fixed maturities at fair value through profit and loss (c)	43,413	43,413	9.45%	737	737	7.30%	44,150	44,150	9.41%
Fixed maturities held for trading	142	142	0.03%	1,547	1,547	15.34%	1,689	1,689	0.36%
Non quoted fixed maturities (amortized cost)	20	20	–	2	2	0.02%	22	22	–
Fixed maturities	233,027	233,027	50.75%	8,025	8,025	79.58%	241,052	241,052	51.37%
Equity securities available for sale	27,680	27,680	6.03%	571	571	5.67%	28,251	28,252	6.02%
Equity securities at fair value through profit and loss (c)	18,804	18,804	4.09%	48	48	0.48%	18,852	18,852	4.02%
Equity securities held for trading	101	101	0.02%	308	308	3.06%	409	409	0.09%
Equity securities	46,585	46,585	10.14%	928	928	9.20%	47,512	47,513	10.12%
Non controlled investment funds available for sale	3,221	3,221	0.70%	201	201	1.99%	3,422	3,422	0.73%
Non controlled investment funds at fair value through profit and loss (c)	1,917	1,917	0.42%	73	73	0.73%	1,990	1,990	0.42%
Non controlled investment funds held for trading	195	195	0.04%	22	22	0.22%	217	217	0.05%
Non controlled investment funds	5,333	5,333	1.16%	296	296	2.94%	5,629	5,629	1.20%
Other assets held by controlled investment funds designated as at fair value through profit and loss	1,912	1,912	0.42%	–	–	–	1,912	1,912	0.41%
Macro hedge and speculative derivatives	(209)	(209)	N/A	198	198	1.97%	(11)	(11)	–
Financial investments	286,647	286,647	62.42%	9,447	9,447	93.68%	296,093	296,094	63.09%
Loans held to maturity	–	–	–	1	1	0.01%	1	1	–
Loans available for sale	–	–	–	23	23	0.23%	23	23	–
Loans designated as at fair value through profit and loss (c)	125	125	0.03%	–	–	–	125	125	0.03%
Loans held for trading	–	–	–	248	248	2.46%	248	248	0.05%
Mortgage loans	7,548	7,230	1.57%	(38)	(38)	N/A	7,510	7,192	1.53%
Other loans (a)	11,054	10,977	2.39%	74	74	0.74%	11,129	11,051	2.35%
Macro hedge and speculative derivatives	–	–	–	15	15	0.15%	15	15	–
Loans	18,728	18,332	3.99%	323	323	3.20%	19,051	18,655	3.98%
Assets backing contracts where the financial risk is borne by policyholders	141,410	141,410	30.79%				141,410	141,410	30.13%
FINANCIAL ASSETS	463,020	459,200	100.00%	10,127	10,084	100.00%	473,146	469,284	100.00%
Financial investments and loans (b)	305,375	304,980	66.42%	9,770	9,770	96.88%	315,144	314,749	67.07%
– of which quoted	244,342	244,342	53.21%	8,741	8,741	86.69%	253,083	253,083	53.93%
– of which unquoted	61,032	60,637	13.20%	1,028	1,028	10.20%	62,061	61,665	13.14%
Financial assets (excluding those backing contracts where the financial risk is borne by policyholders)	321,609	317,790	69.21%
Life & Savings	272,271	268,885	58.56%
Property & Casualty	39,892	39,458	8.59%
International Insurance	9,447	9,447	2.06%

(a)  Mainly includes policy loans.

(b)  Excluding investments backing contracts where the financial risk is borne by policyholders.

(c)  Use of fair value option.

							(in Euro million)
	December 31, 2004
	Insurance			Other activities			Total
	Fair value	Net book value	% (val. Balance sheet)	Fair value	Net book value	% (val. Balance sheet)	Fair value	Net book value	% (val. Balance sheet)
Investment properties at amortized cost	10,293	7,683	1.95%	82	61	0.54%	10,375	7,744	2%
Investment properties at fair value through profit & loss (c)	4,550	4,550	1.15%	–	–	–	4,550	4,550	1.1%
Macro hedge and speculative derivatives	–	–	–	–	–	–	–	–	–
Investment properties	14,843	12,233	3.10%	82	61	0.54%	14,925	12,294	3.0%
Fixed maturities held to maturity	–	–	–	–	–	–	–	–	–
Fixed maturities available for sale	164,650	164,650	41.76%	6,577	6,577	58.02%	171,227	171,227	42.2%
Fixed maturities at fair value through profit and loss (c)	41,886	41,886	10.62%	1,197	1,197	10.56%	43,083	43,083	10.6%
Fixed maturities held for trading	4	4	–	1,620	1,620	14.29%	1,624	1,624	0.4%
Non quoted fixed maturities (amortized cost)	26	23	0.01%	2	2	0.02%	29	26	–
Fixed maturities	206,566	206,563	52.39%	9,396	9,396	82.89%	215,962	215,959	53.2%
Equity securities available for sale	22,249	22,249	5.64%	642	642	5.66%	22,891	22,891	5.6%
Equity securities at fair value through profit and loss (c)	16,847	16,847	4.27%	39	39	0.34%	16,886	16,886	4.2%
Equity securities held for trading	258	258	0.07%	96	96	0.85%	354	354	0.1%
Equity securities	39,354	39,354	9.98%	777	777	6.85%	40,131	40,131	9.9%
Non controlled investment funds available for sale	2,920	2,920	0.74%	65	65	0.58%	2,985	2,985	0.7%
Non controlled investment funds at fair value through profit and loss (c)	2,093	2,093	0.53%	45	45	0.40%	2,138	2,138	0.5%
Non controlled investment funds held for trading	232	232	0.06%	–	–	–	232	232	0.1%
Non controlled investment funds	5,245	5,245	1.33%	110	110	0.97%	5,355	5,355	1.3%
Other assets held by controlled investment funds designated as at fair value through profit and loss	596	596	0.15%	–	–	–	596	596	0.1%
Macro hedge and speculative derivatives	(242)	(242)	N/A	536	536	4.73%	294	294	0.1%
Financial investments	251,519	251,516	63.80%	10,820	10,820	95.44%	262,339	262,336	64.7%
Loans held to maturity	2	2	–	–	–	–	2	2	–
Loans available for sale	–	–	–	23	23	0.20%	23	23	–
Loans designated as at fair value through profit and loss (c)	377	377	0.10%	–	–	–	377	377	0.1%
Loans held for trading	–	–	–	258	258	2.28%	258	258	0.1%
Mortgage loans	7,452	7,044	1.79%	21	21	0.18%	7,472	7,065	1.7%
Other loans (a)	10,798	10,690	2.71%	84	78	0.69%	10,882	10,768	2.7%
Macro hedge and speculative derivatives	–	–	–	76	76	0.67%	76	76	–
Loans	18,629	18,114	4.59%	462	456	4.02%	19,091	18,569	4.58%
Assets backing contracts where the financial risk is borne by policyholders	112,387	112,387	28.51%				112,387	112,387	27.7%
FINANCIAL ASSETS	397,379	394,250	100.00%	11,364	11,336	100.00%	408,743	405,586	100.00%
Financial investments and loans (b)	270,148	269,630	68.39%	11,282	11,275	99.46%	281,430	280,905	69.3%
– of which quoted	216,715	216,710	54.97%	10,436	10,436	92.06%	227,151	227,146	56.00%
– of which unquoted	53,432	52,919	13.42%	846	840	7.41%	54,278	53,759	13.25%
Financial assets (excluding those backing contracts where the financial risk is borne by policyholders)	284,992	281,863	71.49%
Life & Savings	243,464	240,741	61.06%
Property & Casualty	34,231	33,825	8.58%
International Insurance	7,297	7,297	1.85%
(a)  Mainly includes policy loans.

(b)  Excluding investments backing contracts where the financial risk is borne by policyholders.

(c)  Use of fair value option.

9.2. Investment properties

Investment properties include buildings owned directly and through consolidated real estate companies. Investment properties stated at fair value on the balance sheet mainly consist of assets backing With-Profit contracts. They also include the unallocated portion of real estate companies, part of which is used to back unit-linked contracts in which the financial risk is borne by policyholders.

Breakdown of the carrying value and fair value of investment properties at amortized cost, excluding the impact of all derivatives:

										(in Euro million)
	December 31, 2006					December 31,2005					December 31, 2004
	Gross value (gross of impair ment and amortization)	Impair ment	Accumu lated impair ment	Carrying value	Fair value	Gross value (gross of impair ment and amortization)	Impair ment	Accumu lated impair ment	Carrying value	Fair value	Gross value (gross of impair ment and amortization)	Impair ment	Accumu lated impair ment	Carrying value	Fair value
Investment properties at amortized cost
Insurance	14,913	(1,473)	(197)	13,243	18,218	9,650	(1,474)	(345)	7,832	11,256	9,243	(1,325)	(236)	7,683	10,293
Others	565	(17)	–	548	731	319	(5)	–	314	357	78	–	(17)	61	82
All activities	15,478	(1,490)	(197)	13,791	18,949	9,970	(1,479)	(345)	8,146	11,613	9,321	(1,324)	(253)	7,744	10,375

The integration of Winterthur increased the amount of investment properties by €5,606 million, i.e. €5,580 million at amortized cost and €26 million at fair value. €5,489 million of this increase relates to the insurance business, while
€116 million relates to other activities.

Change in impairment and amortization of investment properties at amortized cost (all activities):

	Impairment – Investment properties			Amortization – Investment properties
	2006	2005	2004	2006	2005	2004
January 1	345	253	325	1,479	1,324	1,274
Increase for the period	19	88	121	219	222	123
Write back following sale or reimbursement	(83)	(88)	(54)	(158)	(91)	(78)
Write back following recovery in value	(57)	(68)	(138)
Others (a)	(28)	(*) 160	(1)	(50)	24	5
December 31	197	345	253	1,490	1,479	1,324

(a) Mainly includes changes in scope of consolidation and the effect of changes in exchange rates.

(*) Of which €100 million relating to investment properties at amortized cost presented net of impairment in 2004.

9.3. Unrealized gains and losses on financial investments

Excluding the effect of all derivatives, unrealized capital gains and losses on financial investments not already reflected in income break down as follows:

INSURANCE	December 31, 2006
	Amortized cost (a)	Fair value	Net book value (b)	Unrealized gains	Unrealized losses
Fixed maturities available for sale	234,964	241,652	241,652	8,158	1,470
Non quoted fixed maturities (amortized cost)	10	10	10	–	–
Equity securities available for sale	25,354	35,761	35,761	10,551	144
Non consolidated investment funds available for sale	4,188	4,593	4,593	428	24

(a) Net of impairment – including premiums/discounts and cumulative amortization.

(b) Net of impairment (details in note 9.8).

OTHER ACTIVITIES	December 31, 2006
	Amortized cost (a)	Fair value	Net book value (b)	Unrealized gains	Unrealized losses
Fixed maturities available for sale	5,697	5,645	5,645	5	57
Non quoted fixed maturities (amortized cost)	1	1	1	–	–
Equity securities available for sale	2,450	2,744	2,744	295	–
Non consolidated investment funds available for sale	225	226	226	1	–

(a) Net of impairment – including premiums/discounts and cumulative amortization.

(b) Net of impairment (details in note 9.8).

TOTAL	December 31, 2006
	Amortized cost (a)	Fair value	Net book value (b)	Unrealized gains	Unrealized losses
Fixed maturities available for sale	240,661	247,297	247,297	8,163	1,527
Non quoted fixed maturities (amortized cost)	11	11	11	–	–
Equity securities available for sale	27,804	38,505	38,505	10,846	144
Non consolidated investment funds available for sale	4,414	4,819	4,819	429	24

(a) Net of impairment – including premiums/discounts and cumulative amortization.

(b) Net of impairment (details in note 9.8).

See also table 9.8.1 Breakdown of financial assets subject to impairment.

								(in Euro million)
December 31, 2005					December 31, 2004
Amortized cost (a)	Fair value	Net book value (b)	Unrealized gains	Unrealized losses	Amortized cost (a)	Fair value	Net book value (b)	Unrealized gains	Unrealized losses
175,729	189,382	189,382	14,554	901	152,376	164,184	164,184	12,165	358
20	20	20	–	–	23	26	23	3	–
19,715	27,857	27,858	8,229	86	17,886	22,221	22,221	4,523	189
2,702	3,132	3,132	438	8	2,640	2,921	2,921	288	7

									(in Euro million)
December 31, 2005					December 31, 2004
Amortized cost (a)	Fair value	Net book value (b)	Unrealized gains	Unrealized losses	Amortized cost (a)	Fair value	Net book value (b)	Unrealized gains	Unrealized losses
5,724	5,740	5,740	26	10	6,525	6,577	6,577	52	1
2	2	2	–	–	2	2	2	–	–
405	571	571	167	–	553	642	642	90	1
199	201	201	2	–	62	65	65	3	–

									(in Euro million)
December 31, 2005					December 31, 2004
Amortized cost (a)	Fair value	Net book value (b)	Unrealized gains	Unrealized losses	Amortized cost (a)	Fair value	Net book value (b)	Unrealized gains	Unrealized losses
181,453	195,123	195,123	14,580	910	158,901	170,761	170,761	12,218	358
22	22	22	–	–	26	29	26	3	–
20,120	28,428	28,429	8,396	87	18,439	22,863	22,863	4,613	189
2,901	3,333	3,333	440	8	2,703	2,986	2,986	291	7

9.4. Fixed maturities by type of issuer

The table below sets out the bond portfolio by issuer type, excluding macro hedging derivatives and other derivatives but including the effect of hedging derivatives (IAS 39) and economic hedging derivatives that do not form part of a hedge relationship under IAS 39. Details of the effect of derivatives are provided in section 19.3.

		(in Euro million)
	December 31, 2006 Carrying value	December 31, 2005 Carrying value	December 31, 2004 Carrying value
Fixed maturities of the French State	28,261	29,749	31,897
Fixed maturities of Foreign States	101,929	81,364	61,849
Fixed maturities of French or Foreign local administration	7,422	2,237	7,504
Fixed maturities of the public and semi-public sectors	45,637	36,830	29,347
Fixed maturities of the private sector	101,246	77,229	67,704
Fixed maturities guaranteed by a mortgage	11,329	7,779	12,636
Fixed maturities from other issuers (a)	2,434	5,829	4,654
Hedging derivatives and other derivatives	(274)	36	367
FIXED MATURITIES	297,984	241,052	215,959

(a) Includes fixed maturity funds.

The integration of Winterthur increased the total amount of bonds on the balance sheet by €55,315 million. The increase related mostly to bonds issued by foreign governments (€12,594 million), by French and foreign local administrations (€5,136 million), by public and semi-public entities (€10,104 million), by private-sector entities (€22,673 million) and mortgage-backed bonds (€4,130 million).

Additional information on the credit risk associated with bonds is provided in note 4 “Management of financial and insurance risks”.

9.5. Contractual maturities and exposure to interest
rate risk

The tables below set out the contractual maturities of fixed-income assets held by the Group. Effective maturities may differ from those presented, mainly because some assets include clauses allowing early redemption, with or without penalty.

Excluded are loans and bonds held to maturity, unlisted bonds, the effect of derivatives (detailed in section 19.3) and loans and bonds backing contracts in which financial risk is borne by policyholders.

		(in Euro billion)
	Net carrying amount by maturity as at December 31, 2006
	12 months or less	More than 1 year up to 5 years	More than 5 years	Total net carrying value
Fixed maturities available for sale	12	58	169	239
Fixed maturities at fair value through profit and loss (a)	2	6	16	24
Fixed maturities held by controlled investment funds (b)	16	1	5	22
Sub-total fixed maturities	30	65	190	285
Loans at amortized cost	3	7	14	24
Loans available for sale	–	–	1	1
Loans at fair value through profit and loss (a)	–	–	–	–
Sub-total loans	3	7	15	25
TOTAL – Invested financial assets exposed to fair value interest rate risk	33	72	204	309
Fixed maturities available for sale	–	1	7	9
Fixed maturities at fair value through profit and loss (a)	–	1	1	1
Fixed maturities held by controlled investment funds (b)	–	3	–	4
Sub-total fixed maturities	–	5	8	14
Loans at amortized cost	1	1	2	3
Loans available for sale	–	–	–	–
Loans designated at fair value though profit and loss (a)	–	–	3	3
Sub-total loans	1	1	5	7
TOTAL – Invested financial assets exposed to cash flow interest rate risk	2	6	13	21
Total invested financial assets exposed to interest rate risk	35	77	218	330
(a) Corresponds to financial assets held for trading purposes and financial assets recognized at fair value through profit and loss. (b) Recognized at fair value through profit and loss.

		(in Euro billion)
	Net carrying amount by maturity as at December 31, 2005
	12 months or less	More than 1 year up to 5 years	More than 5 years	Total net carrying value
Fixed maturities available for sale	11	42	133	185
Fixed maturities at fair value through profit and loss (a)	3	15	8	26
Fixed maturities held by controlled investment funds (b)	–	16	3	19
Sub-total fixed maturities	14	74	143	230
Loans at amortized cost	1	4	11	15
Loans available for sale	–	–	–	–
Loans at fair value through profit and loss (a)	–	–	–	–
Sub-total loans	1	4	11	15
TOTAL – Invested financial assets exposed to fair value interest rate risk	14	77	154	245
Fixed maturities available for sale	–	2	8	10
Fixed maturities at fair value through profit and loss (a)	–	–	1	1
Fixed maturities held by controlled investment funds (b)	–	–	–	–
Sub-total fixed maturities	–	2	8	11
Loans at amortized cost	–	–	2	3
Loans available for sale	–	–	–	–
Loans designated at fair value through profit and loss (a)	–	–	–	–
Sub-total loans	–	–	2	3
TOTAL – Invested financial assets exposed to cash flow interest rate risk	1	3	10	13
Total invested financial assets exposed to interest rate risk	15	80	164	259
(a) Corresponds to financial assets held for trading purposes and financial assets recognized at fair value through profit and loss. (b) Recognized at fair value through profit and loss.

				(in Euro billion)
	Net carrying amount by maturity as at December 31, 2004
	12 months or less	More than 1 year up to 5 years	More than 5 years	Total net carrying value
Fixed maturities available for sale	9	41	111	162
Fixed maturities at fair value through profit and loss (a)	2	7	15	25
Fixed maturities held by controlled investment funds (b)	–	13	6	19
Sub-total fixed maturities	11	62	133	206
Loans at amortized cost	1	4	10	15
Loans available for sale	–	–	–	–
Loans at fair value through profit and loss (a)	–	–	–	–
Sub-total loans	1	4	10	15
TOTAL – Invested financial assets exposed to fair value interest rate risk	13	65	143	221
Fixed maturities available for sale	–	3	6	9
Fixed maturities at fair value through profit and loss (a)	–	–	1	1
Fixed maturities held by controlled investment funds (b)	–	–	–	–
Sub-total fixed maturities	–	3	7	10
Loans at amortized cost	–	–	1	2
Loans available for sale	–	–	–	–
Loans designated at fair value through profit and loss (a)	–	–	–	1
Sub-total loans	1	1	2	3
TOTAL – Invested financial assets exposed to cash flow interest rate risk	1	3	8	13
Total invested financial assets exposed to interest rate risk	13	69	151	233
(a) Corresponds to financial assets held for trading purposes and financial assets recognized at fair value through profit and loss. (b) Recognized at fair value through profit and loss.

9.6. Exposure to price risk

After excluding the effect of derivatives (detailed in section 19.3) and securities in real estate companies, the breakdown by industry sector of equities owned across the whole Group is as follows:

	Finance	Services	Energy
Equity securities available for sale	16,040	4,020	3,942
Equity securities at fair value through profit and loss	4,224	2,735	282
Sub-total: Equity securities held directly	20,264	6,755	4,224
Equity securities held by controlled investment funds (a)	2,324	385	347
Total Equity securities as at December 31, 2006	22,588	7,140	4,571

(a) Recognized at fair value through profit and loss.

	Finance	Services	Energy
Equity securities available for sale	10,034	3,055	3,214
Equity securities at fair value through profit and loss	3,383	3,530	144
Sub-total: Equity securities held directly	13,417	6,585	3,359
Equity securities held by controlled investment funds (a)	3,871	691	352
Total Equity securities as at December 31, 2005	17,288	7,276	3,710

(a) Recognized at fair value through profit and loss.

	Finance	Services	Energy
Equity securities available for sale	8,092	2,375	2,211
Equity securities at fair value through profit and loss	2,892	3,544	139
Sub-total: Equity securities held directly	10,983	5,919	2,350
Equity securities held by controlled investment funds (a)	2,631	709	271
Total Equity securities as at December 31, 2004	13,615	6,628	2,621

(a) Recognized at fair value through profit and loss.

The integration of Winterthur increased the total amount of equities by €7,801 million, including €5,813 million available for sale, €1,188 million at fair value and €800 million held by controlled investment funds.

						(in Euro million)
Communications	Industrial	Consumer goods	Raw Material	Technology	Other	TOTAL
1,447	4,355	2,911	1,971	1,860	1,960	38,505
854	1,642	1,544	876	300	751	13,208
2,300	5,997	4,455	2,847	2,160	2,711	51,713
97	858	653	393	513	3,894	9,465
2,398	6,856	5,108	3,240	2,672	6,605	61,178

					(in Euro million)
Communications	Industrial	Consumer goods	Raw Material	Technology	Other	TOTAL
1,117	3,853	1,892	1,553	1,316	2,394	28,429
51	511	460	606	226	1,986	10,897
1,168	4,364	2,352	2,159	1,542	4,380	39,326
181	376	53	399	315	2,126	8,364
1,349	4,740	2,405	2,559	1,857	6,506	47,690

					(in Euro million)
Communications	Industrial	Consumer goods	Raw Material	Technology	Other	TOTAL
1,433	3,316	1,356	937	1,040	2,063	22,823
78	415	451	597	146	1,858	10,120
1,511	3,731	1,807	1,535	1,186	3,921	32,943
233	333	64	256	224	2,412	7,134
1,745	4,064	1,871	1,791	1,410	6,333	40,077

9.7. Non controlled investment funds

Non controlled investment funds broke down as follows:

NON CONTROLLED INVESTMENT FUNDS	December 31, 2006
	Insurance		Other activities		Total
	Fair value (a)	Amortized cost	Fair value (a)	Amortized cost	Fair value (a)	Amortized cost
Non controlled investment funds available for sale mainly holding equity securities	1,432	1,215	18	18	1,450	1,233
Non controlled investment funds at fair value through profit and loss mainly holding equity securities	628		155		782
Non controlled investment funds trading mainly holding equity securities	80		33		113
Non controlled investment funds mainly holding equity securities	2,140		205		2,345
Non controlled investment funds available for sale mainly holding fixed maturities	1,480	1,438	–	–	1,480	1,438
Non controlled investment funds mainly as at fair value through profit and loss mainly holding fixed maturities	46		–		46
Non controlled investment funds trading mainly holding fixed maturities	–		–		–
Non controlled investment funds mainly holding fixed maturities	1,527		–		1,527
Other non controlled investment funds available for sale	1,680	1,535	208	208	1,888	1,743
Other non controlled investment funds at fair value through profit and loss	353		–		353
Other non controlled investment funds held for trading	–		–		–
Other non controlled investment funds	2,033		208		2,241
Non controlled investment funds – Equity method	1,294		–		1,294
Derivatives (hedge accounting) and other derivatives	4	9	–	–	4	9
TOTAL	6,998		414		7,411

(a) Amounts are presented excluding macro hedging and other derivatives but including the effect of hedging derivatives (IAS 39) and economic hedging derivatives that do not form part of a hedge relationship within the meaning of IAS 39.

Winterthur’s contribution to the increase in non controlled investment funds was €924 million at fair value and
€859 million at amortized cost.

										(in Euro million)
December 31, 2005						December 31, 2004
Insurance		Other activities		Total		Insurance		Other activities		Total
Fair value (a)	Amortized cost	Fair value (a)	Amortized cost	Fair value (a)	Amortized cost	Fair value (a)	Amortized cost	Fair value (a)	Amortized cost	Fair value (a)	Amortized cost
1,045	847	3	1	1,048	848	780	704	4	3	784	707
699		73		772		539		–		539
–		22		22		–		–		–
1,743		98		1,841		1,319		4		1,323
859	818	–		859	818	1,442	1,351	39	38	1,481	1,389
8		–		8		90		–		90
195		–		195		199		–		199
1,062		–		1,063		1,731		39		1,770
1,228	1,037	198	198	1,426	1,235	699	586	22	21	721	607
129		–		129		27		45		72
–		–		–		–		–		–
1,357		198		1,555		726		67		793
1,081		–		1,081		1,437				1,437
89	(2)	–		89	(2)	32		–		32
5,333		296		5,629		5,245		110		5,355

9.8. Financial assets subject to impairment

9.8.1. Breakdown of financial assets subject to impairment
(excluding investment properties)

Each investment item is presented net of the effect of hedging derivatives (IAS 39) and economic hedging derivatives that do not form part of a hedge relationship under IAS 39 (excluding macro hedging derivatives and other derivatives).
Details of the effect of derivatives are provided in section 19.3.

	December 31, 2006
	Cost before impairment and revaluation to fair value (a)	Impairment	Cost after impairment but before revaluation to fair value (b)	Revaluation to fair value	Net book value (Carrying value)
Fixed maturities available for sale	240,998	(138)	240,860	6,043	246,903
Non quoted fixed maturities (amortized cost)	11	–	11	–	11
Fixed maturities	241,009	(138)	240,871	6,043	246,915
Equity securities	30,393	(2,504)	27,890	10,447	38,337
Non controlled investment funds available for sale	4,497	(77)	4,420	405	4,825
Loans held to maturity	–	–	–	–	–
Loans available for sale	845	–	845	5	850
Mortgage loans	13,113	(24)	13,090	–	13,090
Other loans (c)	15,246	(75)	15,171	(3)	15,168
Loans	29,204	(99)	29,105	2	29,108
TOTAL	305,103	(2,817)	302,286	16,898	319,184

(a)  Asset value including impact of discounts/premiums and interest accrued but not yet due, but before impairment and revaluation to fair value of assets available for sale.

(b)  Asset value including impairment, discounts/premiums, interest accrued but not yet due, but before revaluation to fair value of assets available for sale.

(c)  Including policy loans.

								(in Euro million)
December 31, 2005					December 31, 2004
Cost before impairment and revaluation to fair value (a)	Impairment	Cost after impairment but before revaluation to fair value (b)	Revaluation to fair value	Net book value (Carrying value)	Cost before impairment and revaluation to fair value (a)	Impairment	Cost after impairment but before revaluation to fair value (b)	Revaluation to fair value	Net book value (Carrying value)
181,085	(126)	180,959	14,231	195,190	159,440	(362)	159,077	12,149	171,227
23	–	22	–	22	26	–	26	–	26
181,108	(126)	180,982	14,231	195,213	159,466	(363)	159,103	12,149	171,252
23,357	(3,210)	20,147	8,105	28,252	22,405	(3,939)	18,466	4,425	22,891
3,017	(118)	2,899	522	3,422	2,869	(166)	2,703	283	2,985
1	–	1	–	1	2	–	2	–	2
23	–	23	–	23	23	–	23	–	23
7,260	(26)	7,235	(43)	7,192	7,093	(28)	7,065	–	7,065
11,126	(79)	11,047	4	11,051	11,071	(304)	10,768	–	10,768
18,411	(105)	18,306	(39)	18,267	18,190	(332)	17,858	–	17,858
225,892	(3,558)	222,334	22,819	245,153	202,929	(4,800)	198,129	16,858	214,986

9.8.2. Change in impairment on invested assets (excluding investment properties)

					(in Euro million)
	January 1, 2006	Increase for the period	Write back following sale or reimbursement	Write back following recovery in value	Other (a)	December 31, 2006
Impairment – fixed maturities	126	79	(39)	(1)	(28)	138
Impairment – equity securities	3,210	145	(720)		(130)	2,504
Impairment – non controlled investment funds	118	5	(42)		(3)	77
Impairment – loans	105	26	(11)	(21)	–	99
TOTAL	3,558	255	(812)	(22)	(161)	2,817

(a) Changes in the scope of consolidation and impact of changes in exchange rates.

					(in Euro million)
	January 1, 2005	Increase for the period	Write back following sale or reimbursement	Write back following recovery in value	Other (a)	December 31, 2005
Impairment – fixed maturities	363	26	(171)	(3)	(88)	126
Impairment – equity securities	3,939	137	(937)		71	3,210
Impairment – non controlled investment funds	166	10	(66)		8	118
Impairment – loans	332	37	(25)	(15)	(224)	105
TOTAL	4,800	209	(1,200)	(18)	(233)	3,558

(a) Changes in the scope of consolidation and impact of changes in exchange rates.

					(in Euro million)
	January 1, 2004	Increase for the period	Write back following sale or reimbursement	Write back following recovery in value	Other (a)	December 31, 2004
Impairment – fixed maturities	531	46	(203)	(14)	3	363
Impairment – equity securities	5,493	286	(1,878)		37	3,939
Impairment – non controlled investment funds	280	13	(122)		(4)	166
Impairment – loans	138	36	(66)	(5)	230	332
TOTAL	6,442	381	(2,268)	(19)	265	4,800

(a) Changes in the scope of consolidation and impact of changes in exchange rates.

9.9. Financial assets recognized at fair value
excluding derivatives

Amounts presented exclude the impact of all derivatives (set out in note 19.3) and equity-accounted investment funds.
Equity-accounted investment funds represented assets of €1,294 million at December 31, 2006 (€1,081 million at
December 31, 2005 and €1,437 million at December 31, 2004). The breakdown by valuation method of financial assets recognized at fair value is as follows:

							(in Euro million)
	December 31, 2006			December 31, 2005			December 31, 2004
	Fair value determined directly by reference to an active market	Fair value estimated using technical valuation	TOTAL	Fair value determined directly by reference to an active market	Fair value estimated using technical valuation	TOTAL	Fair value determined directly by reference to an active market	Fair value estimated using technical valuation	TOTAL
Fixed maturities	208,638	38,659	247,297	170,873	24,250	195,123	147,720	23,041	170,761
Equity securities	34,961	3,544	38,505	26,770	1,658	28,428	20,852	2,010	22,862
Non controlled investment funds	3,662	1,157	4,819	3,065	267	3,333	2,754	233	2,986
Loans	792	53	845	–	23	23	–	23	23
Financial assets available for sale	248,053	43,413	291,467	200,709	26,198	226,907	171,325	25,308	196,632
Investment properties	4,800	1,172	5,972	3,871	1,108	4,979	3,465	1,085	4,550
Fixed maturities	45,248	4,458	49,706	39,527	4,655	44,182	41,051	2,180	43,231
Equity securities	18,461	3,737	22,198	16,308	2,545	18,852	14,459	2,398	16,857
Non controlled investment funds	315	866	1,182	288	621	909	211	490	701
Other assets held by controlled investment funds designated as at fair value through profit and loss	1,738	1,407	3,145	647	1,264	1,910	596	–	596
Loans	82	3,111	3,194	125	–	125	374	–	374
Assets backing contracts where the financial risk is borne by policyholders	174,325	2,154	176,479	140,106	1,291	141,397	111,452	928	112,380
Financial assets at fair value through profit and loss	244,970	16,905	261,875	200,871	11,484	212,355	171,609	7,081	178,690
Fixed maturities	582	662	1,244	727	962	1,689	1,571	4	1,575
Equity securities	474	–	474	407	2	409	354	–	354
Non controlled investment funds	109	4	113	217	–	217	199	–	199
Loans	227	–	227	248	–	248	258	–	258
Assets held for trading	1,392	666	2,057	1,600	963	2,563	2,382	4	2,386
TOTAL FINANCIAL ASSETS ACCOUNTED FOR AT FAIR VALUE	494,415	60,984	555,399	402,533	37,381	439,914	345,316	32,393	377,709

9.10. Investments backing contracts where
the financial risk is borne by policyholders

(in Euro million)

	Fair value (a)
	December 31, 2006	December 31, 2005	December 31, 2004
Investment properties	3,957	3,127	2,011
Equity securities & non controlled investment funds	148,286	114,636	90,146
Fixed maturities	14,368	16,390	14,945
Others	9,951	7,257	5,285
Total Insurance activities	176,562	141,410	112,387

(a) Fair value equals net carrying value.

These investments (including investment properties) are measured at fair value through profit and loss. Financial assets included in these investments are stated at fair value through profit and loss under the fair value option.

The “Other investments” item includes:

- €7,959 million of directly held cash and equivalents.

- €1,416 million of cash and equivalents held by controlled investment funds in the “Satellite Investment Portfolio”
(defined in section 1.7.2 of note 1).

- €410 million of loans and €83 million of derivatives.

€18,293 million of the increase in investments was attributable to Winterthur, including €78 million with respect to investment properties, €1,971 with respect to bonds, €15,187 million with respect to equities and non-controlled investment funds and €1,056 million with respect to other investments.

As described in note 4 (Financial and insurance risk management), the financial risk associated with these contracts is borne by policyholders, except in certain contracts that offer income guarantees.

Note 10:
Investments in associates (equity method)

10.1. Change in investments in associates

					(in Euro million)
	2006
	January 1	Acquisitions & disposals	Contribution to net income	Currency translation impact	Other changes (a)	December 31
AXA Affin General Insurance Berhad	–	–	18	–	11	29
Pt AXA Mandiri Financial Services	–	–	2	–	3	6
Argovie	26	–	2	–	(1)	27
Banque de marchés et d’arbitrage	11	–	–	–	(4)	7
CFP – Crédit	34	–	–	–	(34)	–
AXA Insurance Investment Holding	41	–	–	–	(41)	–
AXA Asia Pacific Holdings associates	26	(14)	8	–	(6)	14
Parfimmo	24	–	–	–	(24)	–
Axa Versicherung	24	–	4	–	(2)	25
Winterthur Life (Hong Kong) Ltd	–	1	–	–	–	1
Krungthai AXA Life Insurance Company Ltd	–	–	(4)	1	16	13
Philippine AXA Life Insurance Corporation	–	–	3	(2)	10	11
Other	23	–	(1)	–	(12)	11
TOTAL	208	(14)	34	(1)	(83)	144

(a) Includes dividend distributions and changes in consolidation method.

					(in Euro million)
	2005
	January 1	Acquisitions & disposals	Contribution to net income	Currency translation impact	Other changes (a)	December 31
AXA Insurance Hong Kong	13	–	–	–	(13)	–
AXA Insurance Singapore	42	–	–	–	(42)	–
Argovie	26	–	2	–	(2)	26
Banque de marchés et d’arbitrage	9	–	2	–	–	11
CFP – Crédit	33	–	1	–	–	34
AXA General Insurance Hong kong	55	–	–	–	(55)	–
AXA Insurance Investment Holding	5	–	–	3	32	41
Hilo Direct SA de Seguros y Reaseguros	–	–	–	–	–	–
AXA Oyak (3 Turkish entities)	71	–	–	–	(71)	–
AXA Asia Pacific Holdings associates	20	1	8	–	(2)	26
Parfimmo	–	9	1	–	14	24
AXA Versicherung	23	–	3	–	(2)	24
Other	33	–	5	–	(14)	23
TOTAL	330	10	21	3	(156)	208

(a) Includes dividend distributions and changes in consolidation method.

					(in Euro million)
	2004
	January 1	Acquisitions & disposals	Contribution to net income	Currency translation impact	Other changes (a)	December 31
AXA Insurance Hong Kong	14	–	–	–	(1)	13
AXA Insurance Singapore	37	–	6	(1)	–	42
Argovie	29	(1)	2	–	(3)	26
Banque de marchés et d’arbitrage	9	–	–	–	–	9
CFP – Crédit	32	–	1	–	–	33
AXA General Insurance Hong Kong	58	–	9	(5)	(7)	55
AXA Insurance Investment Holding	5	–	–	(2)	2	5
Hilo Direct SA de Seguros y Reaseguros	21	–	–	–	(21)	–
AXA Oyak (3 Turkish entities)	59	(4)	21	–	(5)	71
AXA Asia Pacific Holdings associates	52	–	3	2	(37)	20
AXA Versicherung	23	–	3	–	(3)	23
Other	6	14	9	–	2	33
TOTAL	345	9	55	(6)	(73)	330
(a) Includes dividend distributions and changes in consolidation method.

10.2. Comments

In 2006, “other changes” notably included:

- The merger of associate CFP-Crédit with fully consolidated CFP (€–34 million).

- The sale of AXA RE (included in the Other items: €–2 million) and Parfimmo in Belgium (€–24 million).

- The liquidation of AXA Insurance Investment Holding in Singapore (€–41 million).

- The entries into the scope of consolidation of Krungthai AXA Life Insurance Company Ltd (€16 million), Philippine AXA
Life Insurance Corporation (€10 million), PT AXA Mandiri Financial Services (€3 million) and AXA Affin General
Insurance Berhad in Asia Pacific (€11 million).

- The merger of AXA Asia Pacific Holdings subsidiaries with AXA Bharti and AXA Affin.

In 2005, “Other changes” related mainly to changes in consolidation method. The following companies are now fully consolidated:

- Turkish Life, Non life and holding companies (€–71 million).

- Hong Kong Non life companies (€–68 million).

- Singapore Non life companies (€–42 million).

In 2004, “Other changes” included:

- The exit of two Australian entities (€–26 million).

- A change in consolidation method (following a buyout of minorities) for Direct Seguros, which is now fully consolidated
(€–21 million).

In the years ended December 31, 2006, 2005 and 2004, AXA received cash dividends from equity-accounted companies totaling €4.4 million, €20 million and €27 million respectively.

This excludes equity-accounted investment funds and real estate companies, which are presented under financial investments.

Note 11: Receivables

							(in Euro million)
	December 31, 2006				December 31, 2005				December 31, 2004
	Gross value	Impairment	Carrying value	Fair value	Gross value	Impairment	Carrying value	Fair value	Carrying value	Fair value
Deposits and Guarantees	1,078	–	1,078	1,078	906	–	905	905	869	870
Current accounts receivable from other companies	845	(6)	839	840	783	(23)	760	760	1,056	1,056
Receivables from policyholders, brokers and general agents	3,586	(255)	3,331	3,330	3,123	(220)	2,903	2,903	3,667	3,716
Premiums earned but not written	1,895	–	1,895	1,895	1,883	–	1,883	1,883	1,526	1,526
Other receivables	4,751	(21)	4,730	4,732	3,369	(106)	3,262	3,262	1,048	1,046
Receivables arising from direct insurance and inward reinsurance operations	12,155	(282)	11,873	11,874	10,064	(350)	9,714	9,714	8,167	8,215
Deposits and Guarantees	15	–	15	15	8	–	8	8	1	1
Receivables from reinsurers	837	(97)	740	740	918	(78)	840	840	2,128	2,131
Other receivables	50	–	50	50	41	–	40	40	5	5
Receivables arising from outward reinsurance operations	902	(97)	805	805	967	(78)	888	888	2,134	2,137
Receivables arising from banking activities	14,456	(393)	14,063	14,026	13,300	(482)	12,818	13,072	11,481	11,804
Receivables – current tax	989	–	989	989	806	–	806	806	412	409
Assets sold under repurchase agreements	4,732	–	4,732	4,732	1,667	–	1,667	1,667	–	–
Other receivables (a)	14,268	(34)	14,234	14,238	12,730	(39)	12,691	12,707	9,590	9,554
Total other receivables	34,445	(427)	34,018	33,984	28,503	(521)	27,983	28,252	21,483	21,766
TOTAL RECEIVABLES	47,502	(806)	46,696	46,663	39,534	(949)	38,585	38,854	31,784	32,118

(a) Includes separate assets related to employee benefits (see note 25.2).

The Winterthur Group’s receivables totaled €2,173 million at December 31, 2006.

Credit risk exposure, mainly relating to receivables from reinsurers, is covered in note 4 (Financial and insurance risk management).

Given the Group’s scale and diversity, none of its clients account for more than 10% of its business.

Note 12: Cash and cash equivalents

Cash and cash equivalents break down as follows:

			(in Euro million)
	December 31, 2006 Carrying value (a)	December 31, 2005 Carrying value (a)	December 31, 2004 Carrying value (a)
Arising from insurance activities	17,742	19,458	19,761
Arising from banking activities	322	177	199
Arising from other activities	3,105	1,766	2,534
Cash and cash equivalents	21,169	21,402	22,494
(a) Fair value is equal to net carrying value.

At December 31, 2006, cash and cash equivalents excluding Winterthur’s contribution of €3,264 million totaled
€17,905 million.

At December 31, 2006, 2005 and 2004, there was no significant restriction on the cash position, other than that described in section 28.3. (Restriction on dividends payments to shareholders).

This table excludes cash held by consolidated investment funds in the “Satellite Investment Portfolio”, as defined in section 1.7.2., and cash backing contracts where the financial risk is borne by policyholders (unit-linked contracts)
detailed in note 9.10.

Note 13: Shareholders’ equity, minority
interests and other equity

13.1. Impact of transactions with shareholders

13.1.1. Change in shareholders’ equity Group share in 2006
a)  Share capital and capital in excess of nominal value
In 2006, the following transactions had an impact on AXA’s share capital and capital in excess of nominal value:

- A rights issue with preferential subscription rights made on July 11 to finance the acquisition of Winterthur for a total amount of €4,091 million (including €477 million in nominal share capital);

- Employee share offering (November 2006) for €375 million (including €35 million in nominal share capital);

- Capital reduction of €–305 million by cancelling shares acquired under the share buyback program (including €–26 million in nominal share capital);

- Exercise of stock options for a total of €131 million (including €19 million in nominal share capital);

- Conversion of share subscription rights for €8 million (including €1 million in nominal share capital);

- Other transactions (mainly bond conversions and capital gains on treasury shares) for a total of €7 million.

b)  Treasury shares

At December 31, 2006, the Company and its subsidiaries owned approximately 30 million AXA shares, a decrease of

€137 million with respect to December 31, 2005. The decrease was mainly due to the exercise of AXA stock options by employees of AXA Financial, which led to the sale of 6 million treasury shares during the period.

At December 31, 2006, the carrying value of treasury shares and related derivatives was €521 million, representing

1.41% of the share capital. This figure includes €43 million relating to AXA shares held by consolidated mutual funds

(2.1 million shares) not used to back contracts where financial risk is borne by policyholders.

4,141,042 shares treasury shares backing contracts where financial risk is borne by policyholders held in controlled funds were not deducted from shareholders’ equity. Their total estimated historical cost was €121 million and their market value €127 million at end December 2006.

c)  Perpetual debt and related interest
As described in paragraph 1.11.2 on accounting principles, the subordinated perpetual notes issued by the Group do not qualify as a liability under IFRS. The corresponding financing debts have been retrospectively restated as equity for all financial periods presented, in the sum of €2,679 million at December 31, 2005, €3,048 million at December 31, 2004, and €2,706 million at January 1, 2004. The fair value of subordinated debt has been reduced by €2,650 million at end
2005 and €3,002 million at end 2004. The restatement of subordinated perpetual debt had the following impact on the income statement: change in fair value of financial instruments at fair value through profit & loss (€102 million at end 2005 and €–58 million at December 31, 2004); financing debts expenses (€121 million at end 2005 and €144 million at end
2004; income tax (€78 million at end 2005 and €30 million at December end 2004).

Subordinated perpetual debt is classified in shareholders’ equity at its historical value as regards interest rates and its closing value as regards exchange rates. The corresponding exchange differences are cancelled out through the translation reserve.

The change in other reserves was due to a €3,794 million issue of deeply subordinated perpetual notes, €–160 million in interest expense on the deeply subordinated perpetual notes and the subordinated perpetual notes, and €–95 million in exchange differences.

The deeply subordinated perpetual notes were issued to finance the acquisition of Winterthur, and comprise the following:

- a triple tranche perpetual deeply subordinated notes placed on July 6, 2006 for a total amount of approximately
€2.2 billion:
i) €1 billion for the Euro perpetual non call ten years tranche (issued at a spread of 150 basis points over Euribor);
ii) £500 million for the Sterling perpetual non call ten years tranche (issued at a spread of 150 basis points over Libor);
iii) £350 million for the Sterling perpetual non call twenty years (issued at a spread of 175 basis points over Libor);

- AXA also placed in October 2006 a triple tranche Australian perpetual deeply subordinated notes issue for a total amount of AU$750 million (approximately €0.5 billion);

- On December 11, 2006 AXA priced a two-tranche perpetual deeply subordinated note issue for a total amount of
US$1.5 billion (approximately €1.1 billion):
i) US$750 million for the US$ perpetual deeply subordinated non call twelve years tranche;
ii) US$750 million for the US$ perpetual deeply subordinated non call thirty years tranche.

At December 31, 2006, perpetual debt recognized in shareholders’ equity broke down as follows:

	December 31, 2006
	Value of the perpetual debt in currency of issuance	Value of the perpetual debt in Euro million
October 29, 2004 - 375 M€rate CMS 10 years - in euro	375	375
December 22, 2004 - 250 M€rate CMS 10 years - in euro	250	250
January 25, 2005 - 250 M€6% in euro	250	250
July 6, 2006 - 1000 M€5.777% in euro	1,000	995
July 6, 2006 – 500 M£ 6.666% in GBP	500	739
July 6, 2006 – 350 M£ 6.6862% in GBP	350	521
October 26, 2006 – 600 M$AUD 6.5% in AUD	600	356
November 7, 2006 – 150 M$AUD rate 6.5% in AUD	150	89
750m $ (TSS) non call 12 years, in USD	750	567
750m $ (TSS) non call 30 years, in USD	750	567
Sub-total Perpetual Deeply Subordinated notes (“TSDI”)		4,709
Perpetual notes – variable 3.55% to 5% in EUR	1,404	1,404
Perpetual notes – variable 3.55% to 5% in JPY	27,000	172
Perpetual notes – variable 3.55% to 5% in USD	1,275	968
Sub-total Deeply Subordinated notes (“TSS”)		2,544
Equity component of convertible debt	203	203
TOTAL		7,457

In addition to the nominal amounts shown above, the debt component of shareholders’ equity includes net accumulated interest of €–367 million at December 31, 2006, making a total of €7,090 million.
The nominal value of subordinated perpetual notes at December 31, 2006 was €2,544 million (versus €2,679 million at end 2005, €3,048 million at end 2004 and €2,706 million at January 1, 2004). The financial expense on these notes in 2006 was €121 million before tax (€121 million in 2005 and €144 million in 2004), and €80 million net of tax
(€79 million in 2005 and €93 million in 2004).

Some of these instruments contain the following features:

- early redemption clauses (calls) at the Group’s option, giving AXA the ability to redeem the principal amount before maturity without penalty on certain dates;

- interest rate step-up clauses with effect from a given date.

d) Dividends paid
The shareholders’ meeting of May 4, 2006, approved a dividend payout of €1,647 million in respect of 2005.

13.1.2. Change in shareholders’ equity group share in 2005
a)  Share capital and capital in excess of nominal value
In 2005, the following transactions had an impact on AXA’s nominal share capital and capital in excess of nominal value:

- AXA-FINAXA merger, led to a net reduction of €–940 million (including an €–88 million reduction in nominal share capital);

- The December 2005 capital increase reserved for employees led to an increase of €303 million (including a
€37 million increase in nominal share capital);

- The buyback of AXA shares led to a net reduction of €–512 million (including a €–45 million reduction in nominal share capital);

- Exercise of stock options led to an increase of €53 million (including a €11 million increase in nominal share capital);

- Other transactions (mainly bond conversions and capital gains on AXA shares) led to an increase of €46 million.

b)  Treasury shares
At December 31, 2005, the Company and its subsidiaries owned approximately 36 million AXA shares, an increase of
€272 million with respect to December 31, 2004. The increase was mainly due to the purchase of €307 million AXA shares by AXA Financial following the exercise of call options contracted during 2004 to cover AXA Financial’s employee stock option plans.

At December 31, 2005, the carrying value of treasury shares and related derivatives was €658 million, representing
1.92% of outstanding ordinary shares. This figure included €37 million relating to AXA shares held by consolidated mutual funds (2.2 million shares) not used to back contracts where financial risk is borne by policyholders.
4,540,278 treasury shares backing contracts where financial risk is borne by policyholders were not deducted from shareholders’ equity (as they were held in controlled funds). Their total estimated historical value was €80 million and their market value €124 million at end 2005.

c)  Perpetual debt and related interest

The change in other reserves was mainly due to the following:

- €250 million issue of deeply subordinated notes through the Euro Medium Term Notes (EMTN) program;

- €515 million redemption of perpetual deeply subordinated notes;

- €–112 million in interest expense on the perpetual deeply subordinated and subordinated notes;

- €–146 million foreign exchange impact.

At December 31, 2005, perpetual debt recognized in shareholders’ equity broke down as follows:

	December 31, 2005
	Value of the perpetual debt in currency of issuance	Value of the perpetual debt in Euro million
October 29, 2004 - 375 M€rate CMS 10 years - in euro	375	375
December 22, 2004 - 250 M€rate CMS 10 years - in euro	250	250
January 25, 2005 - 250 M€6% in EUR	250	250
Sub-total Perpetual Deeply Subordinated notes (“TSDI”)		875
Perpetual notes – variable 3.55% to 5% in EUR	1,404	1,404
Perpetual notes – variable 3.55% to 5% in JPY	27,000	194
Perpetual notes – variable 3.55% to 5% in USD	1,275	1,081
Sub-total Deeply Subordinated notes (“TSS”)		2,679
Equity component of convertible debt	203	203
TOTAL		3,757

In addition to the nominal amounts shown above, the debt component of shareholders’ equity includes net accumulated interest of €–207 million at December 31, 2005, making a total of €3,551 million.

d) Dividends paid
Dividends paid by AXA totaled €1,164 million in 2005 in respect of the 2004 financial year, as approved by the shareholders meeting of April 20, 2005.

13.1.3. Change in shareholders’ equity Group share in 2004

a)  Share capital and capital in excess of nominal value

In 2004, three types of capital increase were carried out:

- Capital increases reserved for employees (July and December 2004) totaling €254 million (including a €43.1 million increase in nominal share capital);

- Capital increases arising from the conversion of ORAN bonds (bonds redeemable in cash or shares) totaling €1,396 million
(including a €252 million increase in nominal share capital);

- Other capital increases arising from exercise of stock options totaling €11 million (including a €3 million increase in nominal share capital).

b)  Treasury shares

At December 31, 2004, the Company and its subsidiaries owned approximately 24.6 million AXA shares, down compared to the figure at January 1, 2004. This decrease contributed to a net €124 million increase in shareholders’

equity with respect to December 31, 2003.

At December 31, 2004, the carrying value of treasury shares was €386 million, representing 1.29% of the share capital.

These shares were intended in particular to hedge purchase option plans for AXA Financial Inc. employees (options to buy AXA American Depositary Shares or ADSs).

In 2004, AXA Financial bought purchase options on approximately 26 million AXA ADSs to improve the hedging of AXA

Financial employees’ stock option plans. The option premium of €42 million (Euro value at December 31, 2004 of the premium paid and deducted from shareholders’ equity) was included in the value of treasury shares at the end of the period.

c) Perpetual debt and related interest
The change in other reserves was mainly due to a €625 million issue of deeply subordinated perpetual notes through the Euro Medium Term Notes (EMTN) program, and foreign exchange differences for the year of €–84 million.

	December 31, 2004
	Value of the perpetual debt in currency of issuance	Value of the perpetual debt in Euro million
October 29, 2004 - 375 M€rate CMS 10 years - in euro	375	375
December 22, 2004 - 250 M€rate CMS 10 years - in euro	250	250
Sub-total Perpetual Deeply Subordinated notes (“TSDI”)		625
Perpetual notes – variable 3.55% to 5% in EUR	1,919	1,919
Perpetual notes – variable 3.55% to 5% in JPY	27,000	193
Perpetual notes – variable 3.55% to 5% in USD	1,275	936
Sub-total Deeply Subordinated notes (“TSS”)		3,048
Equity component of convertible debt	203	203
TOTAL		3,876

In addition to the nominal amounts shown above, the debt component of shareholders’ equity included net accumulated interest of €–95 million at December 31, 2004, making a total of €3,782 million.

d) Dividends paid
Dividends paid by AXA in 2004 with respect to the 2003 financial year totaled €676 million.

13.2. Recognized income and expense for the period

The statement of recognized income and expense for the period (SORIE), which is an part of the consolidated statement of shareholders’ equity, includes net income for the period, the reserve relating to the change in fair value of available for sale financial instruments, the translation reserve, and actuarial gains and losses on employee benefit obligations.

13.2.1. Recognized income and expense for 2006

a) Reserve related to changes in fair value of available for sale financial instruments included in shareholders’ equity

The change in reserves for unrealized gains totaled €–349 million, mainly relating to the United Kingdom (€–164 million), the United States (€–137 million) and Japan (€–88 million). The reduction in gross unrealized gains of available for sale financial assets totaled €–4,675 million, mainly due to fixed maturities (€–7,029 million) following a rise in interest rates during the year, partially offset by an increase in the unrealized gains on equity securities (€2,393 million).

The following table shows a reconciliation between gross unrealized gains and losses on available for sale financial assets and the corresponding reserve recognized in shareholders’ equity:

		(in Euro million)
	December 31, 2006	December 31, 2005	December 31, 2004
Gross unrealized gains and losses	17,751	22,424	16,614
Less unrealized gains and losses attributable to :
Shadow accounting on policyholders’ participation (a)	(7,242)	(10,342)	(7,528)
Shadow accounting on Deferred Acquisition Costs (b)	(315)	(458)	(467)
Shadow accounting on Value of purchased Business in force	(394)	(694)	(530)
Unallocated unrealized gains and losses (before tax)	9,800	10,930	8,088
Deferred tax	(1,833)	(2,565)	(2,257)
Unrealized gains and losses (net of tax) – 100%	7,966	8,365	5,832
Minority interests share in unrealized gains and losses (c)	(273)	(220)	(205)
Translation reserves (d)	71	(34)	94
Unrealized gains and losses (net Group share)	7,763	8,111	5,720

(a) Including shadow accounting impact on premium deficiency liabilities, after reevaluation of available for sale assets.

(b) Net of Shadow accounting on unearned revenues and fees reserves.

(c) Including currency impact attributable to minority interests.

(d) Group share.

The change in reserves relating to changes in fair value of assets in 2006, 2005 and 2004 broke down as follows:

			(in Euro million)
	2006	2005	2004
Other comprehensive income as at January 1st	8,365	5,832	4,398
Transfer in the net income for the period (a)	(791)	(399)	(290)
Investments bought in the current accounting period and changes in value	206	2,638	1,735
Foreign exchange impact	(106)	150	(107)
Change in scope and other changes	292	143	96
Other comprehensive income as at December 31	7,966	8,365	5,832

(a) Transfer of result induced by disposal of financial assets, impairment write-back following reevaluation, or tranfer of expenses following impairment charge during the period, and fixed maturity securities discount premiums impacts.

b)  Reserves related to the hedging of net investments in foreign operations and translation reserve
The impact of exchange rate movements (€–764 million) was mainly attributable to the United States (€–1,218 million, principally due to the difference between the 2006 and 2005 closing $/€ exchange rates: $1.32 for €1 at end 2006 compared to $1.18 for €1 at end 2005), Japan (€–291 million) and Canada (€–81 million), partially offset by the change in fair value of currency hedges set up by the Company to hedge net investments in foreign operations (€841 million).

c)  Employee benefits actuarial gains and losses
The main contributors to the €252 million change in actuarial gains and losses on employee benefit obligations were the United States (€146 million), Germany (€63 million) and the Netherlands (€16 million). Additional information on the pension benefit obligation is provided in note 25.2.

13.2.2. Recognized income and expense for 2005

a)  Reserve related to changes in fair value of available for sale financial instruments included in shareholders’ equity

The impact of change in fair value of assets (€2,391 million) mainly related to France (€1,060 million), Belgium (€710 million) and Japan (€347 million), partially offset by an adverse impact in the United States (€–385 million).

b)  Reserves related to the hedging of net investments in foreign operations and translation reserve
The impact of exchange rate movements (€1,361 million) was mainly attributable to the United States (€1,671 million, principally due to the difference between the 2005 and 2004 closing $/€ exchange rates: $1.18 for €1 at end 2005 compared to $1.36 for €1 at end 2004), Australia (€99 million) and Canada (€97 million), partially offset by the change in fair value of currency hedges set up by the Company to hedge net investments in foreign operations (€–576 million).

c)  Employee benefits actuarial gains and losses
The main contributors to the €–415 million change in actuarial gains and losses on the employee benefit liabilities were the UK (€–131 million), Germany (€–128 million) and the United States (€–95 million).

13.2.3. Recognized income and expense for 2004

a)  Reserve related to changes in fair value of available for sale financial instruments included in shareholders’ equity

The main contributors to the €1,514 million increase in fair value changes recognized in shareholders’ equity in 2004 were France (€729 million), Belgium (€416 million) and Germany (€111 million).

b)  Reserve related to the hedging of net investments in foreign operations and translation reserve
Currency translation impacts were €–686 million, and mainly attributable to the United States (€–826 million, principally due to the difference between the 2004 and 2003 closing $/€ exchange rates: $1.36 for €1 at end 2004 compared to
$1.26 for €1 at end 2003), and Japan (€–126 million), partially offset by the change in fair value of currency hedges set up by the Company to hedge net investments in foreign operations (€341 million).

c)  Employee benefits actuarial gains and losses
The main contributors to the €–319 million change in actuarial gains and losses on the pension benefit obligation were the United Kingdom (€–185 million) and the United States (€–83 million).

13.3. Change in minority interests

Under IFRS, minority interests in most investment funds in which the Group invests consist of instruments that holders can redeem at will at fair value, and qualify as a liability rather than shareholders’ equity items. Please refer to note 17 –
Payables. The same is true for puttable instruments held by minority interest holders.

13.3.1. Change in minority interests in 2006

The €180 million increase in minority interests to €2,943 million was mainly due to:

- net income for the period (€673 million);

- dividends paid to minority interests (€–440 million);

- change in translation reserves (€–205 million);

- consolidation of Winterthur (€72 million), mainly in Germany (€58 million) and Switzerland (€12 million);

- changes in the scope of consolidation in other group entities (€–60 million), mainly due to the buyout of minority interests in AXA Konzern (Germany);

- other movements (€139 million), mainly comprising movements in fair value reserves.

13.3.2. Change in minority interests in 2005

The €452 million increase in minority interests to €2,763 million was mainly due to:

- net income for the period (€488 million);

- dividends paid to minority interests (€–359 million);

- change in translation reserves (€–230 million);

- changes in the scope of consolidation (€23 million), notably from previously equity-accounted Turkish entities;

- other movements (€69 million), mainly including movements in reserves related to changes in fair value of available for sale assets.

13.3.3. Change in minority interests in 2004

The €35 million decrease in minority interests in 2004 was mainly due to the buyout of minorities in AXA RE Finance from BNP Paribas (€–43 million).

The €–299 million decrease recorded in “other changes” in minority interests in 2004 mainly comprised dividends paid to minorities (€–265 million).

Note 14: Liabilities arising from insurance
and investment contracts

Following the adoption of United Kingdom standard FRS 27, as described in note 1.12.2 “accounting principles”, at
December 31, 2005, the impacts on the balance sheet and income statement were as follows:

Balance sheet impacts:

- deferred acquisition costs have been restated by €–708 million at December 31, 2005 and €–689 million at
December 31, 2004;

- liabilities arising from insurance contracts have been increased by:

• €1,517 million in 2005, including €1,196 million in individual savings contracts, €6 million in group savings contracts and €315 million in life contracts;

• €1,609 million in 2004, including €1,275 million in individual savings contracts, €4 million in group savings contracts and €329 million in life contracts;

- liabilities arising from investment contracts with discretionary participating features were restated by:

• €377 million in 2005, including €317 million in individual savings contracts and €60 million in group savings contracts;

• €170 million in 2004, including €142 million in individual savings contracts and €28 million in group savings contracts;

- liabilities arising from policyholder’s participation have been reduced by €–2,382 million in 2005 and €–2,253 million in 2004;

- unearned revenues and unearned fees reserves have been reduced by €–109 million in 2005 and €–105 million in
2004;

- deferred tax liabilities have been reduced by €–111 million in 2005 and €–109 million in 2004.

Impacts on the 2005 income statement (FRS 27 was applied as at December 31, 2004 and therefore had no impact on the 2004 income statement):

- the change in unearned premium reserves net of unearned revenues and fees has been increased by €0.6 million;

- technical charges relating to insurance activities have been reduced by €0.4 million;

- acquisition costs have been restated by €0.8 million;

- income tax has been decreased by €1 million.

The overall impact on 2005 net income was therefore nil.

14.1. Liabilities arising from insurance contracts
(gross and reinsurers’ share)

Liabilities arising from insurance contracts, including those where the financial risk is borne by policyholders, were split by segment as follows:

	December 31, 2006
	Life & Savings	Property & Casualty	International Insurance	Total
Future policy benefit reserves Life & Savings (d)	252,660		285	252,946
Unearned premium reserves	262	7,762	889	8,913
Claim reserves (a)	9,027	34,931	10,534	54,492
of which IBNR (e)	2,793	6,965	4,275	14,033
Liability adequacy test reserves	17	–	–	17
Other reserves (b)	3,402	3,410	52	6,864
Liabilities arising from insurance contracts	265,369	46,102	11,760	323,232
Of which measured at current market assumptions (c)	(263)	–	57	(205)
Future policy benefit reserves	108,891			108,891
Claim reserves (a)	85			85
of which IBNR	7			7
Other reserves	8			8
Liabilities arising from insurance contracts where the financial risk is borne by policyholders	108,984			108,984
Of which measured at current market assumptions (c)	189			189

Reinsurers’ share in future policy benefit reserves	4,217	–	11	4,228
Reinsurers’ share in unearned premium reserves	5	215	554	775
Reinsurers’ share in claim reserves (a)	442	1,964	4,348	6,754
of which IBNR	154	267	1,424	1,844
Reinsurers’ share in other reserves	154	27	–	181
Reinsurers’ share in liabilities arising from insurance contracts	4,818	2,206	4,913	11,937
Of which measured at current market assumptions (c)	–	–	–	–
Reinsurers’ share in future policy benefit reserves	20			20
Reinsurers’ share in claim reserves (a)	2			2
of which IBNR	–			–
Reinsurers’ share in other reserves	–			–
Reinsurers’ share in liabilities arising from insurance contracts where the financial risk is borne by policyholders	22			22
Of which measured at current market assumptions (c)	10			10
TOTAL LIABILITIES ARISING FROM INSURANCE CONTRACTS, NET OF REINSURANCE CEDED	369,513	43,896	6,848	420,257

NB : Excludes derivatives related to insurance and investment contracts, which are detailed in section 19.4.

Liabilities relating to unearned revenues and fees, and to policyholder bonuses (gross and reinsurers’ share), along with derivative instruments relating to insurance and investment contracts, are excluded from the table above.

(a)  Includes reserves for claim handling costs.

(b)  Notably includes non-life annuities mathematical reserves.

(c)  See note 1.12.2 - Reserves measured according to the option offered by IFRS 4.24 for selective re-measurement of reserves at current market assumptions.

(d)  As described in note 1.12.2, the adoption of FRS 27 in the United Kingdom has led to adjustments in all periods presented. The effect of these adjustments is set out in note 14.

(e)  For the detail of P&C and International Insurance IBNR, see note 20.2.4.

Total liabilities arising from insurance contracts amounted to €432,216 million gross of reinsurance, including
€78,440 million related to the acquisition of Winterthur. Net of reinsurance, the corresponding amounts were
€420,257 million in total and €77,202 million for Winterthur.

					(in Euro million)
	December 31, 2005			December 31, 2004
Life & Savings	Property & Casualty	International Insurance	Total	Life & Savings	Property & Casualty	International Insurance	Total
191,579	–	373	191,952	177,826	–	419	178,246
76	6,501	821	7,398	65	5,924	745	6,735
5,405	26,602	10,623	42,629	5,344	24,599	9,147	39,090
2,262	6,306	4,853	13,421	1,974	5,587	3,875	11,437
21	–	–	21	16	–	–	16
2,768	2,895	53	5,717	2,320	3,001	44	5,365
199,849	35,998	11,870	247,717	185,571	33,525	10,356	229,452
–	–	163	163	–	–	237	237
92,803			92,803	73,496			73,496
69			69	65			65
6			6	–
16			16	17			17
92,888			92,888	73,578			73,578
(141)			(141)	(98)			(98)

3,710		8	3,718	3,377		6	3,383
5	128	134	267	1	111	120	233
376	1,791	2,692	4,859	412	1,628	2,051	4,092
9	416	1,092	1,516	1	–	949	950
140	37	–	177	93	20	–	113
4,230	1,956	2,834	9,020	3,882	1,760	2,178	7,820
–	–	–	–	–	–	–	–
10			10	12			12
–			–	2			2
–			–	–
–			–	–
10			10	14			14
8			8	–
288,497	34,043	9,036	331,576	255,253	31,765	8,178	295,196

Insurance liabilities relating to U.K. With-Profit insurance contracts excluding the FFA (Fund for Future Appropriation)
amounted to €20,358 million at December 31, 2006.

Excluding the Winterthur’s contribution (€2,006 million), these liabilities totaled €18,352 million versus €18,169 million at end 2005 and €17,249 million at end 2004.

14.2. Liabilities arising from investment contracts
(gross and reinsurers’ share)

The following table shows a segmental breakdown of liabilities arising from investment contracts, including those where the financial risk is borne by policyholders:

	December 31, 2006
	Life & Savings	International Insurance	Total investment contracts
Future policy benefit reserves (c)	32,449	–	32,449
Unearned premium reserves	–	–	–
Claim reserves (a)	143	–	143
Liability adequacy test reserves	–	–	–
Other reserves	6	–	6
Liabilities arising from investment contracts with discretionary participating features	32,599	–	32,599
Of which measured at current market assumptions (b)	–	–	–
Future policy benefit reserves	1,120	–	1,120
Claim reserves (a)	1	–	1
Other reserves	–	–	–
Liabilities arising from investment contracts with no discretionary participating features	1,121	–	1,121
Future policy benefit reserves	66,927	541	67,467
Claim reserves (a)	25	3	27
Other reserves	178	–	178
Liabilities arising from investment contracts where the financial risk is borne by policyholders	67,129	543	67,673

Reinsurers’ share in future policy benefit reserves	12	–	12
Reinsurers’ share in unearned premium reserves	–	–	–
Reinsurers’ share in claim reserves (a)	–	–	–
Reinsurers’ share in other reserves	–	–	–
Reinsurers’ share in liabilities arising from investment contracts with discretionary participating features	12	–	12
Of which measured at current market assumptions (b)	–	–	–
Reinsurers’ share in future policy benefit reserves	–	–	–
Reinsurers’ share in claim reserves (a)	–	–	–
Reinsurers’ share in other reserves	–	–	–
Reinsurers’ share in liabilities arising from investment contracts with no discretionary participating features	–	–	–
Reinsurers’ share in future policy benefit reserves	9	–	9
Reinsurers’ share in claim reserves (a)	–	–	–
Reinsurers’ share in other reserves	–	–	–
Reinsurers’ share in liabilities arising from investment contracts where the financial risk is borne by policyholders	9	–	9
TOTAL LIABILITIES ARISING FROM INVESTMENT CONTRACTS – NET OF REINSURANCE CEDED	100,829	543	101,372

Liabilities relating to unearned revenues and fees, and to policyholder bonuses (gross and reinsurers’ share), along with derivative instruments relating to insurance and investment contracts, are excluded from the table above.

(a) Includes reserves for claim handling costs.

(b) See note 1.11.2 - Reserves measured according to the option offered by IFRS 4.24 for selective re-measurement of reserves at current market assumptions.

(c) As described in note 1.12.2, the adoption of FRS 27 in the United Kingdom has led to adjustments in all periods presented. The effect of these adjustments is set out in note 14.

In Life & Savings, total liabilities arising from investment contracts amounted to €100,829 million net of reinsurance at
December 31, 2006, including €14,669 million related to the acquisition of Winterthur.

		(in Euro million)
December 31, 2005		December 31, 2004
Life & Savings	Total investment contracts	Life & Savings	Total investment contracts
33,119	33,119	31,718	31,718
–	–	–
127	127	114	114
–	–	–
21	21	–	–
33,267	33,267	31,832	31,832
–	–	–
925	925	869	869
1	1	–
–	–	–
926	926	869	869
48,298	48,298	38,926	38,926
2	2	2	2
248	248	200	200
48,549	48,549	39,127	39,127

13	13	–	–
–	–	–	–
–	–	–
–	–	–	–
13	13	–	–
–	–	–	–
–	–	–
–	–	–
–	–	–
–	–	–
8	8	–
–	–	–
–	–	–
8	8	–
82,720	82,720	71,828	71,828
For total insurance activities, these amounts were €101,372 million in total and €15,212 million for Winterthur after taking account of €543 million recognized by Winplan, a life insurance company in run-off which forms part of the international insurance segment.

Insurance liabilities relating to With-Profit insurance contracts excluding the FFA (Fund for Future Appropriation)
amounted to €10,323 million at December 31, 2006.

Excluding Winterthur’s contribution (€223 million), these liabilities totaled €10,100 million versus €10,363 million at end
2005 and €10,444 million at end 2004.

14.3. Change in claim reserves for Property & Casualty and
International Insurance (insurance contracts)

14.3.1. Change in gross claim reserves (including reinsurance)

							(in Euro million)
	2006			2005			2004
	Property & Casualty	International Insurance	Total	Property & Casualty	International Insurance	Total	Property & Casualty	International Insurance	Total
Claim reserves as of January 1	25,614	10,366	35,980	23,708	8,890	32,599	23,082	9,719	32,801
Claim handling cost reserves as of January 1	988	257	1,245	891	257	1,148	841	227	1,068
Claim reserves measured at current value as of January 1	–	–	–	–	–	–	–	–	–
Gross claim reserves as of January 1 (a)	26,602	10,623	37,225	24,599	9,147	33,747	23,923	9,946	33,869
Current year change	12,722	2,018	14,740	12,075	3,208	15,283	11,541	2,259	13,801
Loss reserves development (prior years)	(826)	(132)	(958)	(634)	199	(435)	(562)	(101)	(663)
Total claim expenses (b)	11,896	1,886	13,782	11,441	3,407	14,848	10,979	2,159	13,138
Claim payments (current year)	(5,522)	(1,622)	(7,144)	(5,248)	(1,358)	(6,606)	(4,749)	(1,278)	(6,027)
Claim payments (prior years)	(5,180)	(1,062)	(6,242)	(5,212)	(1,231)	(6,443)	(5,347)	(1,266)	(6,613)
Claim payments (b)	(10,703)	(2,684)	(13,387)	(10,460)	(2,590)	(13,049)	(10,095)	(2,545)	(12,640)
Change in scope of consolidation and change in accounting method	7,235	1,239	8,474	697	35	732	(38)	2	(36)
Impact of foreign currency fluctuation	(99)	(530)	(629)	324	622	946	(169)	(415)	(584)
Claim reserves as at December 31	33,625	10,275	43,899	25,614	10,366	35,980	23,708	8,890	32,599
Claim handling cost reserves as of December 31	1,306	259	1,566	988	257	1,245	891	257	1,148
Claim reserves measured at current value as of December 31	–	–	–	–	–	–	–	–	–
Gross claim reserves as of December 31 (a)	34,931	10,534	45,465	26,602	10,623	37,225	24,599	9,147	33,747

(a)  Excluding “other insurance liabilities” (mainly mathematical annuity reserves), which totaled €3 billion in 2004, €2.9 billion in 2005 and €3.4 billion in
2006 including 0.5 billion for Winterthur.

(b)  Excluding claim handling cost reserves.

In Property & Casualty, changes in the scope of consolidation in 2006 amounted to €7,235 million, mainly due to:

i. The entry of Winterthur companies in the scope of consolidation (€7,776 million).

ii. In Germany, removals from scope of consolidation (€–794 million), mainly due to transfer of the run-off portfolio to
AXA Liabilities Managers, which belongs to the international insurance segment (€–640 million), and the disposal of
DARAG (€–127 million).

iii. In Canada, the entry of Citadel in the scope of consolidation (€250 million).

In International Insurance, changes in the scope of consolidation in 2006 amounted to €1,239 million, mainly due to:

i. The entry of Winterthur companies in the scope of consolidation (€612 million).

ii. The transfer of the German run-off portfolio (€640 million).

In Property & Casualty, changes in the scope of consolidation in 2005 amounted to €697 million, mainly due to:

i. The change in consolidation method (full consolidation method instead of equity-method) in Turkey (€82 million),
Hong Kong (€116 million) and Singapore (€63 million).

ii. The transfer of the disability business from the Life & Savings segment to the Property & Casualty segment in the
Netherlands (€116 million).

iii. The entry of Daev Sach (Germany) in the scope of consolidation (€57 million).

14.3.2. Change in reinsurers’ share

								(in Euro million)
		2006			2005			2004
	Property & Casualty	International Insurance	Total	Property & Casualty	International Insurance	Total	Property & Casualty	International Insurance	Total
Reinsurers’ share in claim reserves as of January 1	1,791	2,692	4,483	1,628	2,051	3,680	2,180	2,362	4,542
Reinsurers’ share in total claim expenses	314	716	1,030	305	1,265	1,570	216	476	692
Reinsurers’ share in claim payments	(372)	1,014	642	(337)	(832)	(1,169)	(667)	(595)	(1,262)
Change in scope of consolidation, portfolio transfers and change in accounting principles	248	144	392	172	58	230	(72)	(35)	(107)
Impact of foreign currency fluctuation	(18)	(218)	(236)	22	150	172	(28)	(157)	(185)
Reinsurers’ share in claim reserves as of December 31	1,964	4,348	6,312	1,791	2,692	4,483	1,628	2,051	3,680

In Property & Casualty, changes in the scope of consolidation in 2006 amounted to €248 million, mainly due to:

i. The entry of Winterthur companies in the scope of consolidation (€424 million).

ii. €–169 million in Germany mainly due to transfer of the run-off portfolio to AXA Liabilities Managers (€–125 million)
and the disposal of DARAG (€–43 million).

iii. In Canada, the entry of Citadel in the scope of consolidation (€24 million).

In International Insurance, changes in the scope of consolidation in 2006 amounted to €144 million, mainly due to:

i. The entry of Winterthur companies in the scope of consolidation (€6 million).

ii. The transfer of the German run-off portfolio (€125 million).

In Property & Casualty, changes in the scope of consolidation in 2005 amounted to €172 million, mainly due to:

i. The change in consolidation method in Turkey (€17 million), Hong Kong (€42 million) and Singapore (€20 million);

ii. The transfer of the disability business from the Life & Savings segment to the Property & Casualty segment in the
Netherlands (€60 million).

14.4. Change in future policy benefit reserves
(Life & Savings)

14.4.1. Change in gross future policy benefit reserves (including reinsurance)

							(in Euro million)
		2006			2005			2004
	Insurance contracts	Investment contracts	Total	Insurance contracts	Investment contracts	Total	Insurance contracts	Investment contracts	Total
Gross future policy benefit reserves as of January 1	284,403	82,342	366,745	251,339	71,513	322,852	230,502	66,528	297,030
Net pure premiums	37,618	9,837	47,454	32,538	9,505	42,044	31,501	8,206	39,707
Claims paid	(30,678)	(10,040)	(40,718)	(27,132)	(8,158)	(35,290)	(27,379)	(7,072)	(34,452)
Change in future policy benefit reserves (a) (c)	17,611	2,438	20,049	12,642	5,790	18,431	12,177	2,250	14,427
Technical income and other	90	2,216	2,306	501	1,690	2,191	(292)	1,276	984
Transfers (b)	1,702	(1,699)	3	(231)	231	–	1,165	(1,165)	–
Change in scope of consolidation and change in accounting method (c)	64,923	14,778	79,700	(546)	(97)	(644)	12,820	2,003	14,824
Impact of foreign currency fluctuation (c)	(14,099)	624	(13,475)	15,293	1,868	17,162	(9,155)	(513)	(9,668)
Gross future policy benefit reserves as of December 31 (c)	361,569	100,496	462,065	284,403	82,342	366,745	251,339	71,513	322,852
(a)  Interest credited, policyholder bonus, adjustments on contracts where the financial risk is borne by policyholders.
(b)  Internal AXA transfers.
(c)  As described in note 1.12.2 on accounting principles, the adoption of FRS 27 in the United Kingdom led to restatements in all the periods presented
(see note 14 for details).

N.B.: This table summarizes future policy benefit reserves arising from insurance and investment contracts for the Life &
Savings segment, whether or not the risk is borne by policyholders (i.e. including unit-linked business).

In 2006, changes in the scope of consolidation totaled €79,700 million, mainly due to:

1)  The entries in the scope of consolidation of:

i. Winterthur: €79,190 million (including €64,543 million of future policy benefits reserves related to insurance contracts and €14,647 million related to investment contracts);

ii. Citadel in Canada (€56 million);

iii. MLC in Hong Kong: €391 million (including €304 million related to insurance contracts and €87 million to investment contracts);

iv. in Indonesia: €95 million (insurance contracts).

2)  Continued reduction in AXA Germany’s co-insurance share of HÄK-BÄK medical profession pools (€–304 million).

3)  In Southern Europe, reclassification of policyholder bonus reserves to the future policy benefit reserves: €269 million
(including €225 million related to insurance contracts, and €44 million related to investment contracts).

In 2005, changes in the scope of consolidation mainly included the reduction in AXA Germany’s co-insurance share of
HÄK-BÄK medical profession pools (€–354 million), the sale of the Health business (€–142 million) and the transfer of the disability business from the Life & Savings segment to the Property & Casualty segment in the Netherlands (€–116 million).

In 2004, changes in the scope of consolidation mainly concerned the entry of MONY (United States) in the scope of consolidation (€13,300 million).

14.4.2. Change in reinsurers’ share

								(in Euro million)
		2006			2005			2004
	Insurance contracts	Investment contracts	Total	Insurance contracts	Investment contracts	Total	Insurance contracts	Investment contracts	Total
Reinsurers’ share in future policy benefit reserves as of January 1	3,720	21	3,741	3,391	–	3,391	3,097	–	3,097
Ceded net pure premiums	493	1	495	463	11	473	421	–	421
Ceded claims paid	(540)	(3)	(543)	(559)	(3)	(562)	(406)	–	(406)
Reinsurers’ share of change in future policy benefit reserves (a)	91	–	91	47	–	47	35	–	35
Ceded technical income and other	69	1	70	91	1	92	49	–	49
Transfers (b)	(0)	–	(0)	(12)	12	(0)	–	–	–
Change in scope of consolidation and change in accounting method	694	–	694	(57)	–	(57)	393	–	393
Impact of foreign currency fluctuation	(289)	–	(289)	356	–	356	(198)	–	(198)
Reinsurers’ share in future policy benefit reserves as of December 31	4,237	20	4,258	3,720	21	3,741	3,391	–	3,391

(a) Interest credited, policyholder bonus, adjustments on contracts where the financial risk is borne by policyholders.

(b) Internal AXA transfers.

In 2006, changes in the scope of consolidation (€694 million) mainly comprised the entry of Winterthur (€687 million).

14.5. Liabilities arising from investment contracts
by accounting method

			(in Euro million)
	Carrying value
	December 31, 2006	December 31, 2005	December 31, 2004
(Non Unit-Linked) – Liabilities arising from:
Investment contracts with Discretionnary Participation Features (DPF) measured according to existing accounting policies (a) & (d)	32,599	33,267	31,832
Investment contracts with Discretionnary Participation Features (DPF) – measured with current assumptions (b)	–	–	–
Investment contract with no Discretionnary Participation Features (DPF) measured at amortized cost	510	219	140
Investment contract with no Discretionnary Participation Features (DPF) measured at fair value	611	707	730
(Unit-Linked) – Liabilities arising from contracts where financial risk is borne by policyholders:
Investment contract with Discretionnary Participation Features (DPF) measured according to existing accounting policies (a) & (c)	11,007	9,712	8,436
Features in investment contracts with Discretionnary Participation Features (DPF) measured with current assumptions (b)	–	–	–
Investment contract with no Discretionnary Participation Features (DPF) measured at current unit value (d)	56,665	38,836	30,691
TOTAL LIABILITIES ARISING FROM INVESTMENT CONTRACTS	101,393	82,742	71,828

(a) In accordance with IFRS 4 standards which allow, under certain conditions, to continue to use a previous system of reference to liabilities arising from contracts with discretionary participating features.

(b) See note 1.12.2. – Reserves measured according to IFRS 4.24 option which allows to evaluate certain portfolios with current assumptions.

(c) & (d) As unit-linked contracts, they share the same reserves measurement determined on the basis of held assets units fair value (“current unit value”).
Only the valuation of related assets is different:

– for unit-linked contracts with a discretionary participating feature (c), an asset representing the deferred acquisition costs is recognized in continuity with

French GAAP;
– for unit-linked contracts with no discretionary participating feature (d), an asset representing the rights to future management fees is recognized in accordance with IAS 18 (“DOC”) – see section 1.2.5.
N.B.: This information is presented net of the impact of derivatives, which is described in note 19.4.1.

(d) As described in note 1.12.2 on accounting principles, the adoption of FRS 27 in the United Kingdom led to restatements in all the periods presented
(see note 14 for details).

The recognition of investment contracts with a discretionary participating features is subject to IFRS 4, which allows under certain conditions the continued use of principles applied before the adoption of IFRS.

However, these contracts must be treated in accordance with IAS 32 with regards to the disclosures to be provided in the notes to Financial Statements. IAS 32 requires the reporting of fair value or value ranges for these contracts, unless the Company cannot reliably measure the participating features.

In Phase I, the IAS Board acknowledged the difficulties involved in the recognition of discretionary participating features.
Phase II discussions concerning insurance and investment contracts with a discretionary participating features were only re-activated at IAS Board level in December 2005 and have to date produced little guidance regarding the fair value measurement of these contracts. The Phase II Discussion Paper had not yet been published as at the date of publication of these notes. In addition, the IAS Board has numerous projects underway that could influence the definition of fair value of discretionary participating features. Discussions on these issues are highly complex, and are not yet sufficiently advanced, particularly the Discussion Paper setting out the possibility of adopting U.S. standard
FAS 157 “Fair Value Measurement” in IFRSs.

Due to the resulting uncertainty, AXA cannot reliably disclose fair value or value ranges for investment contracts with a discretionary participating features.

At December 31, 2006, financial liabilities arising from investment contracts including reinsurance for all insurance activities amounted to €101,393 million, including €15,212 million related to the acquisition of Winterthur.

14.6. Loss reserve development table

The loss reserve development table shows movements in loss reserves between 1996 and 2006, based on previously applied accounting standards, in accordance with IFRS 4. All contracts concerned are insurance contracts as defined by IFRS.

The first row entitled “Gross reserves for unpaid claims and claim expenses developed initially at the booking date”
represents the loss reserves developed in the balance sheet on the reporting date for the year indicated in the column heading. For example, the sum of €31,168 million appearing in the first row of the table in the 2005 column represents all loss reserves developed in all years of occurrence prior to and including 2005, recognized on the company’s balance sheet at December 31, 2005.

The second row entitled “Gross reserves for unpaid claims and claim expenses developed in 2006 adjusted for changes in exchange rates and scope of consolidation” indicates the amount that would have been developed initially at the booking date had the exchange rates for the current year been used (for reserves recognized by AXA Group entities that do not use the Euro as their functional currency) and assuming an identical scope of consolidation to that used for the last diagonal of the table.

Preparation of the last diagonal must take account of the fact that, following the merger of some newly-acquired portfolios with the AXA Group’s existing portfolios, it is not always technically possible to distinguish, within payments made in a given year in respect of prior occurrence years, between those relating to the historical portfolio and those relating to the recently-acquired portfolio. In these cases, the merged scope is used to prepare the last diagonal of the table, even in the columns corresponding to years before the one in which the most recent portfolio was acquired.

However, with effect from the development of loss reserves at end 2006, the company uses the method which consists in completing each column of the table using the same scope as that used for "Gross reserves for unpaid claims and claim expenses developed initially at the booking date". In practice, therefore, with effect from the 2006 column, the differences between the first and second rows are mainly due to exchange rate impacts and only marginally to changes in scope of consolidation.

Also with effect from end 2006, IBNR reserves related to construction insurance in France have been included in the loss reserve development for the first time, and the development of all annuity reserves for the Property & Casualty segment are presented separately.

The first section of the table entitled “Cumulative payments” shows, for a given column N, the cumulative amount of payments related to years of occurrence prior to and including N, made since December 31 of year N.

The second part of the table entitled “Reserve re-estimated” shows, for a given column N, an estimate of the final cost of liabilities carried at December 31 of year N in respect of all years of occurrence prior to and including N, at each future period end. The final cost estimate varies as information relating to losses still outstanding becomes more reliable.

The surplus (shortfall) of the initial reserve with respect to the re-estimated gross final cost for each year represents, for a given year N, the difference between the amount shown on the second row (gross reserves for unpaid claims and claims expenses developed in 2006 adjusted for changes in exchange rates and scope of consolidation) and the amount shown in the final diagonal under “Reserve re–estimated”.

14.6.1. Loss reserves development table: Property & Casualty and International Insurance (excluding AXA RE)

(in Euro million except percentages)

	1996	1997 (b)	1998	1999 (c)	2000	2001	2002	2003	2004 (d)	2005	2006 (e)
Gross reserves for unpaid claims and claim expenses developed initially at the booking date (d)	5,847	20,371	20,941	26,656	26,916	28,636	28,465	27,825	29,128	31,168	41,193
Gross reserves for unpaid claim and claim expenses developed in 2006 adjusted for changes in exchange rates and scope of consolidation (d)	18,232	21,548	22,167	24,708	25,712	27,236	28,023	28,962	29,843	31,253	41,193
Cumulative payments at:
One year later	1,388	4,737	4,745	7,727	6,807	6,715	6,371	6,075	6,180	6,084
Two years later	5,759	6,632	6,818	11,184	10,302	9,900	9,554	9,233	8,871
Three years later	7,327	8,087	9,361	13,474	12,378	12,440	11,846	11,332
Four years later	8,351	10,338	10,632	14,798	14,220	14,140	13,411
Five years later	10,619	11,218	11,384	16,239	15,297	15,410
Six years later	11,187	11,512	12,435	16,554	16,420
Seven years later	11,387	12,508	12,889	17,667
Eight years later	12,143	12,970	13,557
Nine years later	12,473	13,756
Ten years later	12,398
Reserve re-estimated at:
One year later	5,537	19,425	19,040	23,041	27,069	27,425	26,856	27,527	29,179	29,878
Two years later	13,881	17,510	19,407	26,294	25,919	25,718	26,219	26,791	27,833
Three years later	13,864	17,971	22,048	25,542	24,864	25,610	25,835	26,920
Four years later	14,214	20,162	21,485	24,409	24,665	25,542	25,783
Five years later	16,742	19,873	20,804	24,304	24,658	25,756
Six years later	16,439	19,052	20,820	24,174	25,093
Seven years later	16,024	19,293	20,671	24,720
Eight years later	16,272	19,267	21,049
Nine years later	16,188	19,864
Ten years later	15,825
Cumulative redundancy (deficiency) from the initial gross reserves in excess of re-estimated gross reserves (a):
Amount	2,408	1,684	1,118	(12)	619	1,481	2,241	2,043	2,010	1,375	na
Percentages	13.2%	7.8%	5.0%	0.0%	2.4%	5.4%	8.0%	7.1%	6.7%	4.4%	na

(a)  It is not appropriate to extrapolate future redundancies or future deficiences based on the loss reserve development presented in the table, as conditions and trends that have affected development of the liability in prior periods may not necessarily occur in the future periods.

(b)  AXA acquired Compagnie UAP (“UAP”) on January 1, 1997. The operations of AXA and UAP were integrated in 1998. At the date of acquisition, UAP had net reserves of €13.7 billion. The outstanding claim reserves and claim expenses of UAP’s Property & Casualty operations are included in the year end reserves as of December, 31, 1997 and after. Cumulative payments and reserve development for 1998 and after include the development of integrated Property & Casualty liabilities of AXA, including UAP, as loss development data specific to UAP are not available and there is no reasonable basis of allocating cumulative payments and reserves re-estimated between AXA and UAP post-acquisition.

(c)  AXA acquired GRE in May 1999. GRE’s operations have been integrated within AXA. At the time of acquisition, GRE’s gross reserves totaled €5.6 billion.

(d)  In 2004, AXA Corporate Solution Assurance US, AXA RE P&C Insurance Company and AXA RE P&C Reinsurance were transferred from AXA RE to “other international activities”. The reserves of AXA Corporate Solution Assurance U.S. were presented on an occurring year basis and included in the Property & Casualty loss reserve development table. The reserves of AXA RE P&C Insurance Company and AXA RE Reinsurance Company were presented on an underwriting year basis and included in the AXA RE loss reserve development table.

(e)  In 2006, Winterthur’s operations have been integrated within AXA. Total loss reserves developed amounted to €41.2 billion including €8.6 billion in respect of Winterthur.

14.6.2. Loss reserves development table: AXA RE

On December 21, 2006, the AXA Group finalized an agreement to sell the AXA RE reinsurance business to Paris Ré
Holding. Under the terms of the agreement, AXA retains exposure to any changes in the final cost of claims occurring before December 31, 2005. However, the proportional treaty put in place as part of the agreement between AXA RE and
Paris Ré protects AXA entirely from any claims occurring after January 1, 2006. Consequently, the table below shows the development of loss reserves recognized in AXA RE’s balance sheet at each year-end until December 31, 2005. Reserves recognized after that, which correspond to exposure assumed fully by Paris Ré, have not been developed.

				(in Euro million except percentages)
	1996	1997	1998	1999	2000	2001 (c)	2002	2003	2004 (d)	2005
Gross reserves for unpaid claims and claim expenses developed initially at the booking date (a)	2,646	2,880	3,060	3,396	3,455	5,868	4,778	4,200	3,314	4,523
Gross reserves for unpaid claims and claim expenses developed in 2006 (d)	2,646	2,880	3,060	3,396	3,453	5,868	4,778	3,742	3,314	4,253
Initial retroceded reserves	(196)	(285)	(416)	(430)	(393)	(1,652)	(1,020)	(853)	(410)	(1,048)
Retroceded reserves in 2006 (d)	(196)	(285)	(416)	(430)	(393)	(1,652)	(1,020)	(461)	(502)	(1,048)
Initial net claims reserves in excess of (less than) re-estimated net claim reserves	2,450	2,595	2,644	2,966	3,060	4,216	3,758	3,281	2,812	3,205
Cumulative payments at:
One year later	615	583	956	1,165	1,218	1,987	1,441	950	1,127	1,191
Two years later	965	1,094	1,594	1,893	1,860	3,198	2,113	1,543	1,574
Three years later	1,230	1,430	2,000	2,265	2,449	3,603	2,570	1,784
Four years later	1,427	1,685	2,232	2,779	2,549	3,978	2,768
Five years later	1,586	1,815	2,677	2,726	2,770	4,140
Six years later	1,689	2,101	2,566	2,894	2,874
Seven years later	1,953	1,971	2,697	2,966
Eight years later	1,813	2,060	2,755
Nine years later	1,881	2,114
Ten years later	1,929
Reserve re-estimated at:
One year later	2,970	2,945	3,743	3,969	4,199	5,922	5,012	3,438	3,797	4,061
Two years later	2,829	3,159	3,817	4,105	4,061	6,183	4,163	3,642	3,621
Three years later	2,891	3,168	3,772	3,955	4,034	5,314	4,374	3,514
Four years later	2,844	3,045	3,643	4,027	3,817	5,536	4,281
Five years later	2,754	2,941	3,722	3,755	3,944	5,466
Six years later	2,612	2,964	3,444	3,845	3,887
Seven years later	2,692	2,724	3,521	3,797
Eight years later	2,468	2,774	3,478
Nine years later	2,513	2,736
Ten years later	2,482
Cumulative redundancy (deficiency) from the initial gross claim reserves in excess of (less than) re-estimated gross claim reserves	164	144	(418)	(401)	(434)	402	497	228	(307)	192
Re-estimated retroceded reserves	240	349	512	445	398	1,160	759	396	631	1,074
Premium adjustment (b)	570	637	724	1,034	1,281	1,387	1,289	580	373	388
Re-estimated net claim reserves	1,672	1,750	2,242	2,318	2,208	2,919	2,233	2,538	2,617	2,599
Initial net claim reserves in excess of (less than) re-estimated net claim reserves as at December 31, 2006
Amount (a)	778	845	402	648	852	1,297	1,525	743	195	733
Percentages of original net reserve (a)	31.8%	32.6%	15.2%	21.8%	27.8%	30.8%	40.6%	22.6%	6.9%	22.9%

(a)  The loss reserve development table is presented on an underwriting year basis for AXA RE business. Accordingly reserves re-estimated and the excess of re- estimated reserves of the initial reserves include reserves for losses occurring up to twelve months subsequent to the original year-end. It is not appropriate to extrapolate future redundancies or future deficiencies based on the loss reserve development presented in the table, as conditions and trends that have affected the development of the liability in prior periods may not necessarily occur in future periods.

(b)  Represents premium earned subsequent to the accounting year-end and premium reinstatements / experience-rated premiums received and accrued from the ceding insurers as assumed losses were incurred.

(c)  In 2001, AXA RE’s claim reserves were adversely affected by the September 11 attacks.

(d)  In 2004, AXA Corporate Solution Assurance US, AXA RE P&C Insurance and AXA RE P&C Reinsurance Company were transferred from AXA RE to the “other international activities”. The reserves of AXA Corporate Solution Assurance U.S. were presented on an occurring year basis and included in the Property & Casualty loss reserve development table. The reserves of AXA RE P&C Insurance Company and AXA RE Reinsurance Company were presented on an underwriting year basis and included in the AXA RE loss reserve development table.

14.6.3. Reconciliation between developed reserves and total recognized claim reserves

(in Euro million)

TOTAL GROSS CLAIM RESERVES	2006	2005	2004
Gross claims and other reserves developed
Property & Casualty and International Insurance (excluding AXA RE) (a)	41,193	31,168	29,128
AXA RE (a)	–	4,253	3,314
Future policy benefits annuity reserves (separately developed from 2006)	2,492	–	–
Total gross claims and other reserves developed	43,685	35,421	32,442
Construction reserves (PSNEM)	–	1,126	1,056
Future policy benefits annuity reserves	–	1,528	1,212
Other reserves (b)	5,242	2,098	2,082
of which AXA RE liabilities	3,038	–	–
Total gross claims and other reserves excluding Life & Savings segment	48,927	40,173	36,792

(a)  Total gross claims and other reserves developed are presented on the basis of the loss reserve development table. The reserves of AXA Corporate Solution
Assurance U.S. were included in Property & Casualty and International Insurance loss reserves. The reserves of AXA RE P&C Insurance Company and AXA
RE Reinsurance Company (€282 million in 2006 and €409 million in 2005) were included in AXA RE's loss reserve development table.

(b)  Mainly reserves on acceptations (€771 million in 2006, €938 million in 2005 and €975 million in 2004).

14.7. Environmental pollution and asbestos

AXA continues to receive claims from policies written in prior years asserting damages from asbestos-related and environmental-related exposures. These asbestos claims relate primarily to bodily injuries suffered by those who came in contact with asbestos, while environmental claims relate primarily to pollution related clean-up costs.

AXA’s exposure to asbestos and environmental (“A&E”) claims originates primarily from the following contracts:

– Insurance or reinsurance of US-originated risks: this exposure arises primarily from the reinsurance of U.S. cedants or from direct policies written in the London Market (excess of primary covers). The underlying exposure is made-up of both asbestos and pollution claims.

– Employers Liability insurance in Europe: this created exposure to asbestos-related claims, in particular on the UK market.

There is considerable uncertainty as to the future cost of A&E claims. The ultimate cost of claims is very much dependent on legal factors that are difficult to predict with any certainty. There have been in the past, and continue to be, frequent occurrences of inconsistent court decisions and judicial interpretations regarding the extent of liability and the level of damages awarded.

It is common to have issues of allocation of responsibility among potentially responsible parties, as well as involvement of multiple insurers and multiple policy periods. Such issues raise considerable coverage uncertainties.

Asbestos-related claims typically have very long latency periods. For instance, mesothelioma can take in excess of
40 years to develop after inhalation of asbestos fibers. This latency period makes it difficult to estimate accurately the future number of asbestos-related claims, the future potential liability associated with such claims and creates unusual sensitivity to future legal and economic developments.

AXA actively manages its exposure to A&E claims. Most of the Group’s A&E claims are managed by AXA Liabilities
Managers, a specialized unit in charge of managing the Group’s non-life run-offs.

AXA Liabilities Managers manages these risks in a proactive manner, with a view to reducing AXA’s exposure to the uncertainties in these claims. All A&E claims are thus managed by dedicated teams of experts who use a variety of claims-

resolution techniques including settlements, policy buy-backs and, in certain cases, litigation. In addition, AXA Liabilities
Managers focuses specifically on final resolutions of exposures, either through commutations or other solutions.

The calculation of reserves for A&E risks raises specific difficulties as conventional reserving techniques cannot be used for evaluating IBNR. As a result, AXA evaluates the future cost of those claims using a range of specific methods based either on exposure analysis, frequency / cost projections or reserving benchmarks. A&E reserves are reviewed on a yearly basis to ensure that they adequately reflect the latest claims experience, as well as legal and economic developments. Consistent with AXA’s reserving practices, and despite the particularly long-tail nature of those risks, reserves for A&E are undiscounted.

Due to the uncertainty surrounding A&E claims, it is not possible to determine their future cost with the same degree of certainty as for other types of claims. Although AXA considers its reserves for A&E claims to be adequate, it is possible that, under some adverse scenarios, they may turn out to be insufficient to cover future losses.

At year-end 2006, key data relating to A&E claims were as follows:

(in Euro million)

	2006		2005
	Gross of reinsurance	Net of reinsurance	Gross of reinsurance	Net of reinsurance
EVOLUTION OF RESERVES – ASBESTOS
Reserves for losses and loss expenses at beginning of year	1,046	966	875	793
Impact of change in exchange rates	(48)	(45)	68	62
Losses and loss expenses incurred	206	224	161	158
Losses and loss expenses paid	(113)	(98)	(58)	(47)
Reserves for losses and loss expenses at end of year (at constant scope)	1,091	1,046	1,046	966
Change in scope (Integration of Winterthur)	85	77
Reserves for losses and loss expenses at end of year (new scope)	1,176	1,123	1,046	966
of which Reported losses (1)	268	227	352	288
of which IBNR losses (2)	908	896	694	678
RESERVES ADEQUACY RATIOS
3 - Year Survival ratio excluding commutations (a)	32 years	34 years	30 years	32 years
IBNR (2) / Case Reserves (1)	338%	394%	197%	235%
Cumulative Payments to date / Projected Ultimate Cost	35%	33%	33%	31%

(a) Average yearly payments over the last 3 years (excluding commutations) / Reserves at the end of the year.

(in Euro million)

	2006		2005
	Gross of reinsurance	Net of reinsurance	Gross of reinsurance	Net of reinsurance
EVOLUTION OF RESERVES – POLLUTION
Reserves for losses and loss expenses at beginning of year	152	134	146	121
Impact of change in exchange rates	(10)	(10)	14	13
Losses and loss expenses incurred	(18)	(13)	1	2
Losses and loss expenses paid	(31)	(28)	(10)	(2)
Reserves for losses and loss expenses at end of year (at constant scope)	93	83	152	134
Change in scope (Integration of Winterthur)	9	9
Reserves for losses and loss expenses at end of year (new scope)	102	92	152	134
of which Reported losses (1)	46	39	81	71
of which IBNR losses (2)	56	53	71	63
RESERVES ADEQUACY RATIOS
3 - Year Survival ratio excluding commutations (a)	16 years	22 years	10 years	13 years
IBNR (2) / Case Reserves (1)	122%	134%	87%	88%
Cumulative Payments to date / Projected Ultimate Cost	66%	61%	53%	47%

(a) Average yearly payments over the last 3 years (excluding commutations) / Reserves at the end of the year.

At constant scope and on a net of reinsurance basis, AXA paid claims and legal costs of €126 million in 2006 (including
€98 million in respect of asbestos and €28 million in respect of environmental pollution). This is significantly higher than in prior years because several large commutations were made during the year, in line with AXA’s strategy to reduce the volatility associated with this type of exposure. Those commutations also explain the material decrease in the amount of reported losses.

During the year, and on a constant scope basis, AXA incurred losses and loss expenses of €211 million net of reinsurance (respectively €224 million in respect of asbestos and €–13 million in respect of environmental pollution).
This is primarily due to a higher-than-anticipated number of losses reported in respect of asbestos-related exposures in the United Kingdom, as well as to the implementation of additional methods for estimating the future costs of such claims.

As a result of the integration of Winterthur, AXA also assumed additional reserves for A&E exposures. On a net of reinsurance basis, these reserves amount to €87 million, of which €77 million in respect of asbestos and €9 million in respect of pollution.

As a result of those various changes and after allowing for movements in exchange rates, AXA held total reserves for
A&E (net of reinsurance) of €1,215 million at year-end 2006. As can be seen from the above chart, reserves adequacy ratios remained close to their 2005 levels, with the exception of the IBNR / case reserve ratio which showed a significant increase due to the combined impact of commutations and increase in IBNR.

14.8. Liabilities arising from policyholders’ participation

(in Euro million)

	December 31, 2006	December 31, 2005	December 31, 2004
Policyholders’ participation reserves	11,453	7,478	6,717
Fund for Future Appropriation (FFA) – UK With-Profit contracts (a)	4,668	4,529	2,761
Policyholders’ deferred participation liabilities	8,796	11,276	8,066
TOTAL	24,918	23,284	17,544

(a) As described in note 1.12.2 on accounting principles, the adoption of FRS 27 in the United Kingdom led to restatements in all the periods presented
(see note 14 for details).

The deferred policyholders’ participation liability also includes the impact of shadow accounting (see definition in 1.12.2)
mainly in relation to unrealized gains and losses on invested financial assets available for sale as described in 13.2.1.

Liabilities arising from policyholders’ participation for all insurance activities amounted to €24,918 million including
€4,365 million related to the acquisition of Winterthur.

14.9. Payment and surrender projections and components
of insurance contract liabilities

In the tables presented in section 14.9.1 and 14.9.2, liabilities arising from Life & Savings and Property & Casualty insurance and investment contracts exclude contracts where financial risk is borne by policyholders. These liabilities are not exposed to interest-rate or duration risk, except unit-linked contracts with performance guarantees. Subsidiaries hold unit-linked assets backing the corresponding liabilities arising from these contracts. Occasional mismatches result solely from administrative timing differences in the processing of day-to-day operations.

14.9.1. Payment and surrender projections

The table below shows the breakdown of projected payments and surrenders related to Life & Savings and Property &
Casualty insurance and investment contracts excluding contracts where financial risk is borne by policyholders. Actual maturities may differ significantly from the estimates set out below, mainly because, as already mentioned, some of the contracts contain a surrender option controlled by the policyholder that may reduce their duration.

The projections shown below cannot be compared with the reserves carried on the balance sheet and are higher than the published balance sheet figures because they represent expected cash flows without any discounting element.
They are also shown net of inflows of periodical premiums payable by policyholders.

EXPECTED PAYMENTS BY PERIODS				(in Euro million)
		2006
	12 months or less	More than 1 year up to 5 years	More than 5 years	TOTAL
Liabilities arising from insurance and invesment contracts	19,845	76,988	409,458	506,291
of which Life & Savings liabilities relating to contracts including a surrender option with some surrender benefit before maturity	5,061	42,870	220,690	268,621
The figures shown in the first row represent estimated cash flows for death, incapacity and disability claims, surrenders, annuities, minimum guaranteed benefits for unit-linked contracts, Property & Casualty and Health claims, net of premiums due from policyholders under contracts in-force. These cash flows are based on assumptions regarding mortality, incapacity and disability, surrender and settlement frequency for Property & Casualty, which are consistent with past experience in the Group’s business. They are gross of reinsurance. Given the strong use of estimates, it is likely that actual payments will differ.

14.9.2. Components of insurance contract liabilities

The table below and related comments exclude contracts where financial risk is borne by policyholders (unit-linked contracts).

The general principles for establishing insurance liabilities are set out in note 1 of this report. Liabilities are based on estimates, and one of the key assumptions used in these estimates is the discount rate.

As shown in the table below, 93% of Life & Savings reserves (excluding unit-linked contracts) are discounted. 14% are subject to a revision of the discount rate. 79% retain the rate set at subscription, subject to the liability adequacy test described in note 1.

By convention, contracts with zero guaranteed rates are deemed not-discounted, except for products offering guaranteed rates updated annually and for one year: these contracts are presented in discounted reserves.

Reserves for savings contracts with non-zero guaranteed rates are discounted at the technical interest rate.

Contracts for which the assumptions are revised in the financial statements at closing mainly consist of certain UK With-
Profit contracts and reserves for guarantees (Guaranteed Minimum Death Benefits, etc.).

In Property & Casualty business, most reserves (95%) are not discounted, except for incapacity and disability contracts and annuity motor mathematical reserves, where the discount rate is revised regularly. Undiscounted reserves are not sensitive to interest rate risks in the financial statements.

The rates presented in the table below are weighted average rates for all the portfolios under consideration. They should be analyzed with care. For contracts with guaranteed rates that are revised annually, rates are crystallized at the closing date. The risk factors associated with the contracts are set out in note 4.

					(in Euro million)
	December 31, 2006		December 31, 2005		December 31, 2004
	Carrying value	Average discount rate %	Carrying value	Average discount rate %	Carrying value	Average discount rate %
Life & Savings – locked-in discount rate (a)	235,220	3.00%	193,557	3.40%	179,722	3.52%
Life & Savings – unlocked discount rate	43,410	3.31%	30,615	3.17%	29,119	3.33%
Life & Savings – undiscounted reserves	20,459		7,976		7,653
Sub-total Life & Savings	299,089		232,148		216,494
Non Life – locked-in discount rate (a)	2,172	4.16%	2,082	3.57%	1,468	4.50%
Non Life – unlocked discount rate	753	2.13%	844	2.17%	845	2.31%
Non Life – undiscounted reserves	54,938		44,942		41,568
Sub-total – Non Life	57,863		47,868		43,881
Total insurance and investment contracts	356,952		280,017		260,375

(a) Subject to liability adequacy tests.

Amounts are presented excluding the impact of derivatives on insurance and investment contracts (presented in section 19.4) and excluding liabilities related to unearned revenues and fees, and to policyholder bonuses. Liabilities relating to contracts where the financial risk is borne by policyholders are also excluded.

ANALYSIS OF THE IMPACT OF UNLOCKING THE DISCOUNT RATE – LIFE & SAVINGS				(in Euro million)
	2006
	Carrying value	Gross change in technical liabilities	Impact of deferred policyholder participation (incl. FFA in the UK)	Impact of deferred tax (incl. p/h in the UK)	TOTAL
Insurance contracts: Discounted reserves – unlocked discount rate	32,422	69	–	(24)	45
Investment contracts with DPF: Discounted reserves – unlocked discount rate	10,320	–	–	–	–
Investment contracts with no DPF: Discounted reserves – unlocked discount rate	667	81	–	(24)	57
TOTAL – Insurance and investment contracts	43,410	150	–	(48)	101

14.9.3. Major business areas

The tables in section 20.1. set out the Group’s major insurance business areas, and reflect the Group’s high level of diversification.

14.10. Embedded derivatives meeting the definition of an
insurance contract

AXA sells insurance contracts that contain a variety of options and guarantees for contract-holders. These features are described in note 4. They are not embedded derivatives which AXA reports separately at fair value because:
– many of the features would be considered clearly and closely related to the host contract, and
– many of the features themselves would qualify as insurance contracts under phase I.

This note describes the features that are embedded derivatives and meet the definition of an insurance contract on a stand-alone basis. The primary features can be divided into two broad categories: guaranteed minimum death benefits
(GMDBs) or guaranteed minimum income benefits (GMIBs) offered on unit-linked contracts and guaranteed annuity purchase rates.

GMDB features provide a guaranteed death benefit which may be higher than the contract account balances of the unit–linked contract, depending on performance of the unit-linked assets. GMIB features provide a guaranteed lifetime annuity which may be elected by the contract-holder after a stipulated waiting period, and which may larger than what the contract account balance could purchase at then-current annuity purchase rates.

The risk of GMDB and GMIB features to AXA is that protracted under-performance of the financial markets could result in benefits being higher than the accumulated policyholder account balances could support. Reserves are established for these features on the basis of actuarial assumptions related to projected benefits and related contract charges. The determination of estimated GMDB and GMIB liabilities is based on models which involve numerous estimates and subjective judgments, including those regarding expected market rates of return and volatility, contract surrender rates and GMIB election rates. There can be no assurance that ultimate experience will not differ from management’s estimates. In addition to providing for risk through establishing reserves, AXA also manages the risk through a combination of reinsurance programs and active financial risk management programs including investment in exchange-traded futures contracts and other instruments.

Guaranteed annuity purchase rates provide contract-holders with a guarantee that at a future date the accumulated balance on their contract will be sufficient to purchase a lifetime annuity at currently defined rates. The risk to AXA in these features is either that longevity will improve significantly so that contract-holders electing to exercise this benefit will live longer than assumed in the guaranteed purchase rates, or that investment returns during the payout period will be lower than assumed in the guaranteed purchase rates. Reserves are established for these features on the basis of actuarial assumptions related to projected benefits and related contract charges. The determination of this estimated liability is based on models which involved numerous estimates and subjective judgments, including those regarding expected rates of return and volatility, contract surrender rate, mortality, and benefit election rates. There can be no assurance that ultimate experience will not differ from management’s estimates. In addition to providing for risk through establishing reserves, AXA also manages these risks through asset-liability management programs including interest rate floors to protect against a decline in interest rates.

Note 15: Provisions for risks and charges

15.1. Breakdown of provisions for risks and charges

Provisions for risks and charges include the following items:

		(in Euro million)
	December 31, 2006	December 31, 2005	December 31, 2004
Employee benefits	7,447	7,755	6,621
Share-based compensation	167	91	59
Restructuring provisions	104	163	231
Lawsuits contingency provisions	217	217	155
Liability warranty provisions	39	1	18
Contingent liabilities relating to business combinations	–	–	–
Other provisions for risks and charges	1,010	534	644
TOTAL PROVISIONS FOR RISKS AND CHARGES	8,984	8,761	7,729

Provisions for risks and charges carried by Winterthur subsidiaries amounted to €1,125 million at end December 2006.

Comments on provisions relating to employee benefits can be found in note 25 “Employees”.

15.2. Change in provisions for risks and charges (excluding
employee benefits and share-based compensation)

Changes in provisions for risks and charges are set out below:

(in Euro million)

				2006
	Restructuring provisions	Lawsuits contingency provisions	Liability warranty provisions	Contingent liabilities relating to business combinations	Other provisions for risks and charges	TOTAL
Carrying value – January, 1	163	217	1	–	534	914
Financial cost related to dezactualisation (a)	–	–	–	–	–	–
Impact of change in scope of consolidation and changes in accounting method	15	54	39	–	499	607
Increase in provisions	8	12	(1)	–	263	283
Write back after use	(68)	(50)	–	–	(209)	(327)
Write back after final cost review	(5)	(16)	–	–	(72)	(93)
Impact of foreign exchange fluctuations	(9)	–	–	–	(5)	(14)
Carrying value – December, 31	104	217	39	–	1,010	1,370

(a) In the case where provisions are discounted.

							(in Euro million)
	2005						2004
	Restructuring provisions	Lawsuits contingency provisions	Liability warranty provisions	Contingent liabilities relating to business combinations	Other provisions for risks and charges	TOTAL	TOTAL
Carrying value – January, 1	231	155	18	–	644	1,048	1,179
Financial cost related to dezactualisation (a)	–	–	–	–	–	–	–
Impact of change in scope of consolidation and changes in accounting method	5	–	–	(3)	(133)	(131)	(56)
Increase in provisions	17	85	–	–	203	305	352
Write back after use	(106)	(15)	–	3	(159)	(277)	(249)
Write back after final cost review	(4)	(9)	(18)	–	(42)	(73)	(154)
Impact of foreign exchange fluctuations	20	–	–	–	19	39	(24)
Carrying value – December, 31	163	217	1	–	534	914	1,048

(a) In the case where provisions are discounted.

All provisions related to the Winterthur group described in this note correspond to liabilities that existed before the acquisition and have not arisen as a result of the acquisition.

At December 31, 2006, restructuring provisions totaled €104 million (including €18 million for Winterthur group subsidiaries), mainly comprising €55 million in the United States following the MONY acquisition, €17 million in Germany
(including €6 million for Winterthur), and €14 million in the United Kingdom (including €7 million for Winterthur UK).

Litigation provisions totaled €217 million (including €57 million for Winterthur group subsidiaries and notably
€34 million in Belgium), mainly comprising €50 million in France, €47 million at AXA Bank Belgium and €25 million at
Compagnie Financière de Paris.

Liability warranty provisions totaled €39 million and mainly relate to Winterthur and disposals made by the Group in the past few years (€32 million carried by AXA LM Switzerland).

Other provisions for risks and charges totaled €1,010 million including €409 million related to Winterthur subsidiaries, notably within the scope managed by AXA LM Switzerland. These provisions concern management of run-
off portfolios, reinsurance agreements or businesses sold in the past, mostly related to activities of Winterthur’s former
Closed Portfolio Management. €174 million of provisions have been taken in Switzerland for risks related to the
Winterthur Life branch in Taiwan.

Other provisions (excluding amounts related to Winterthur) include €101 million in France, €107 million in the United
Kingdom, €76 million in Australia and New Zealand, €76 million at Compagnie Financière de Paris, €78 million in asset management (including €33 million at AllianceBernstein in respect of Dynegy), €45 million in international insurance and
€51 million in Japan.

Note 16: Financing debt

16.1. Financing debt by issuance

(in Euro million)

	December 31, 2006 Carrying value	December 31, 2005 Carrying value	December 31, 2004 Carrying value
AXA (b)	4,908	4,432	4,139
Debt component of subordinated convertible notes due 2014 (euro)	1,660	1,608	1,558
Debt component of subordinated convertible notes, 3.75% due 2017 (euro)	1,168	1,127	1,089
Subordinated convertible notes due 2020 (euro)	180	180	215
U.S. registered redeemable subordinated debt, 8.60% 2030 (euro)	960	1,118	952
U.S. registered redeemable subordinated debt, 7.125% 2020 (GBP)	484	474	461
U.S. registered redeemable subordinated debt, 6.75% 2020 (euro)	1,062	1,062	1,070
Derivatives on debts instruments issued (a)	(605)	(1,137)	(1,205)
AXA Financial	153	171	442
Surplus Notes, 6.95%, due 2005	–	–	294
Surplus Notes, 7.70%, due 2015	152	169	147
MONY Life 11.25% Surplus Notes, due 2024	1	2	1
AXA Bank Belgium	416	378	339
Subordinated notes, 2.80% to 6.90%, due 2016	416	378	339
Other subordinated debt (under €100 million)	86	92	121
SUBORDINATED DEBT	5,563	5,073	5,041
AXA	2,198	842	899
Euro Medium Term Notes, 6.0% due through 2013, and BMTN	971	1,041	1,183
Commercial paper	1,350	–	–
Other	–	–	5
Derivatives on financing debt instruments issued (a)	(124)	(199)	(289)
AXA Financial	1,077	1,187	1,256
Senior notes, 7.75%, due 2010	363	405	351
Senior notes, 7%, due 2028	264	295	255
Senior notes, 6.5%, due 2008	190	212	183
Senior notes MONY, 8.35%, due 2010	250	285	253
MONY Group Inc. notes, due 2005	–	–	210
Derivatives on financing debt instruments issued (a)	10	(11)	4
AXA UK Holdings	229	225	219
GRE: Loan Notes, 6.625%, due 2023	229	225	219
Derivatives on financing debt instruments issued (a)	–	–	–
AXA Equitable	266	566	498
Mortgage notes, floating rate	266	297	257
Closed-Block MONY, 6.44%, due 2017	–	254	220
Derivatives on financing debt instruments issued (a)	–	15	21
Other financing debt instruments issued (less than €100 million)	(81)	(2)	30
Other financing debts instruments issued under €100 million	11	11	32
Derivatives relating to other debts instruments issued (a)	(92)	(14)	(1)
FINANCING DEBT INSTRUMENTS ISSUED	3,688	2,817	2,903
Netherlands holdings	10	17	17
AXA Investment Managers	–	–	–
Other financing debts owed to credit institutions (under €100 million)	85	–	–
Derivatives on financing debt owed to credit institutions (a)	–	–	–
FINANCING DEBT OWED TO CREDIT INSTITUTIONS	95	17	17
TOTAL FINANCING DEBT	9,347	7,906	7,961

(a)  Hedging instruments according to IAS 39 and economic hedge derivatives which are not acting as hedge under IAS 39.

(b)  As described in note 1.11.2, subordinated perpetual notes have been reclassified in equity for all periods presented. See note 13 for further details.

Following publication of the IFRIC update by the IFRIC Agenda Committee in November 2006 based on the IASB’s comments, subordinated perpetual notes and related interest have been reclassified as shareholders’ equity and are therefore treated in the same way as the deeply subordinated notes. These notes issued by the Group are described in detail in note 13.

Financing debt excluding perpetual debt classified as shareholders’ equity increased by €1,441 million, or by
€1,711 million at constant exchange rates. Movements in exchange rates therefore had a positive impact of
€270 million, mainly on AXA SA redeemable subordinated notes denominated in foreign currency and AXA Financial senior bonds. The overall increase was mainly due to:

i. a €609 million increase in subordinated debt (including derivative instruments) at constant exchange rates arising mainly from the decrease in market value of interest rate swaps following the rise in variable rates in the Euro zone;

ii. a €1,023 million increase in financing debt securities at constant exchange rates arising mainly from AXA SA purchase of commercial paper (€1,350 million), partially offset by AXA Equitable early redemption of all its MONY
Closed-Block debt and related derivatives (€254 million and €15 million respectively);

iii. a €79 million increase in financing debt owed to credit institutions at constant exchange rates mainly arising from the consolidation of Winterthur (€85 million including €75 million for Winterthur Leven NV in the Netherlands and
€10 million for Winterthur Life in Switzerland).

Derivative instruments hedging financing debts are commented in note 19.

16.2. Fair value measurement methodology – financing debt

					(in Euro million)
	December 31, 2006		December 31, 2005		December 31, 2004
	Carrying value	Fair value	Carrying value	Fair value	Carrying value	Fair value
Subordinated debt at cost (b)	6,168	7,228	6,210	7,473	6,246	7,338
Derivatives on subordinated debt (a)	(605)	(605)	(1,137)	(1,137)	(1,205)	(1,205)
Subordinated debt (b)	5,563	6,623	5,073	6,337	5,041	6,133
Financing debt instruments issued at cost	3,894	3,962	3,025	3,091	3,168	3,290
Derivatives on financing debt instruments issued (a)	(206)	(206)	(208)	(208)	(265)	(265)
Financing debt instruments issued	3,688	3,756	2,817	2,883	2,903	3,024
Financing debts owed to credit institutions at cost	95	95	17	17	17	17
Financing debt owed to credit institutions	95	95	17	17	17	17
FINANCING DEBT	9,347	10,475	7,906	9,236	7,961	9,175

(a) Hedging instruments according to IAS 39 and economic hedge derivatives which are not acting as hedge under IAS 39.

(b) As described in note 1.11.2, subordinated perpetual notes have been reclassified in equity for all periods presented. See note 13 for further details.

The Group does not hold any financing debt designated as at fair value through profit & loss (fair value option or trading instruments).

16.3. Fair value measurement of financing debt

Information on the fair value figures presented in this note is provided in addition to information on carrying values and should be used with caution. As a matter of facts, on the one hand, these estimates are based on snapshots taken on accounts closing dates of parameters such as interest rates and spreads, which in fact fluctuate over time, and resulting in instantaneous values, and on the other hand because there are many possible methods of making these estimates.

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
Therefore, reported fair value includes the value of the conversion option, which is included as a component of equity.

The fair value of financing debt at December 31, 2006, excluding accrued interest but not yet due, was €10,475 million, including related hedging derivative instruments.

16.4. Exposure to interest-rate risk and contractual maturities

The tables below set out the contractual maturities of financing debt (excluding the impact of derivatives). Effective maturities may differ from those presented, mainly because some instruments include clauses allowing early redemption, with or without penalty.

				(in Euro million)
	December 31, 2006
	Carrying value by contractual maturity
	12 months or less	More than 1 year up to 5 years	More than 5 years	Total carrying value
Financing debt	1,854	1,011	7,293	10,158
Excludes the impact of derivatives (detailed in section 19.4).

				(in Euro million)
	December 31, 2005
	Carrying value by contractual maturity
	12 months or less	More than 1 year up to 5 years	More than 5 years (a)	Total carrying value
Financing debt	311	385	8,555	9,251
Excludes the impact of derivatives (detailed in section 19.4).
(a) As described in note 1.11.2, subordinated perpetual notes have been reclassified in equity for all periods presented. See note 13 for further details.

				(in Euro million)
	December 31, 2004
	Carrying value by contractual maturity
	12 months or less	More than 1 year up to 5 years	More than 5 years (a)	Total carrying value
Financing debt	917	300	8,213	9,430
Excludes the impact of derivatives (detailed in section 19.4).
(a) As described in note 1.11.2, subordinated perpetual notes have been reclassified in equity for all periods presented. See note 13 for further details.

Note 17: Payables

17.1. Breakdown of payables

			(in Euro million)
	December 31, 2006 Carrying value	December 31, 2005 Carrying value	December 31, 2004 Carrying value
Minority interests of controlled investment funds and other puttable instruments held by minority interests holders	7,224	5,115	3,717
Other debt instrument issued and bank overdrafts	8,711	8,411	7,784
Payables arising from direct insurance and inward reinsurance operations	7,947	4,680	3,863
Payables arising from outward reinsurance operations	5,849	3,507	3,588
Payables arising from banking activities	16,992	12,083	12,285
Payables – current tax position	2,059	1,382	954
Derivatives relating to other financial liabilities (a)	124	303	1
Debts relating to investments under a lending agreement	24,098	14,771	7,047
Other payables	16,974	14,222	14,141
Payables	89,978	64,473	53,380

(a) Also includes speculative derivatives relating to other financial liabilities.

Payables, excluding Winterthur’s contribution (€9,264 million), amounted to €80,714 million at December 31, 2006.

Movements in the “Minority interests in controlled investment funds and other puttable instruments held by minority interest holders” caption depend on:

- Changes in minority interests in controlled funds and changes in their fair value. An identical change in invested assets held by these funds is also recorded.

- Buyouts of minority interests for which the Group holds an unconditional commitment and changes in value of related puttable instruments. Entries balancing these movements are recorded under goodwill.

Minority interests in funds under this caption, excluding Winterthur’s contribution (€191 million), totaled €5,909 million at December 31, 2006 (€4,326 million at December 31, 2005 and €3,223 million at December 31, 2004).

Other puttable instruments held by minority interest holders, excluding Winterthur’s contribution, totaled €1,003 million at December 31, 2006 (€789 million December 31, 2005 and €494 million at December 31, 2004). They represent the put option granted to minority shareholders of Sanford C. Bernstein. Put options held by the minority shareholders of former Winterthur subsidiaries (€121 million) concern entities in Central Europe.

Debts relating to investments under a lending agreement, excluding Winterthur’s contribution (€172 million), totaled
€23,926 million at December 31, 2006, an increase of €9,155 million (€9,934 million at constant exchange rates)
mainly attributable to France (€4,378 million) and Japan (€4,708 million).

Other payables, excluding Winterthur’s contribution (€1,575 million), totaled €15,399 million at December 31, 2006.

17.2. Non-subordinated debt instruments issued and bank
overdrafts (other than financing debt)

17.2.1. Other debt instruments issued, notes and bank overdrafts
(other than financing debt) by issuance

		(in Euro million)
	December 31, 2006 Carrying value	December 31, 2005 Carrying value	December 31, 2004 Carrying value
AllianceBernstein	254	345	293
“Senior” notes, 5.625%, expiration date 2006	–	345	293
Derivatives on other debt instruments issued (other than financing debt) – Alliance Capital	–	–	–
Short term commercial paper, 5.3%	254	–	–
French bank	–	5	8
AXA Banque	–	5	8
Derivatives on other debt instruments issued (other than financing debt) – French bank	–	–	–
AXA SA debts subscribed on behalf of French, English and German subsidiaries	150	186	215
CDO (Collateralized Debt Obligations) and Real Estate Vehicles	1,275	1,507	1,422
CDO ARIA2 tranche A-23E7	–	48	–
CDO ARIA2 tranche A-23U7	–	93	–
CDO ARIA2 tranche U-21E7	34	–	–
Derivatives on other debt instruments issued (other than financing debt) – CDO (Collateralized Debt Obligations)	–	–	–
Aria A-1E5	195	194	195
Aria B-1E5	–	55	55
Aria C-1E5	55	53	55
Aria P-2G7	310	288	289
Concerto 2	382	476	464
Jazz 1	300	299	269
Ecureuil	–	–	95
Australia / New Zealand	174	141	–
Sterling Grace	174	141	–
Other financial services in France	–	35	257
Fonds Immobilier Paris Office Funds (FIPOF)	–	–	60
Rheinhyp Rheinische Hypotheken Bank, Aktiengesellschaft (London Branch)	–	–	131
Other	–	35	66
Derivatives on other debt instruments issued (other than financing debt) – Other financial services	–	–	–
DBV	2,796	–	–
HOHO 1: class A Senior Class A Mortgage-backed notes, maturity 2030, 3 months Euribor + 0.31%, Floating	190	–	–
HOHO 1: class B Mezzanine Class B Subordinated Mortgage-backed notes, maturity 2030, 7%, Fixed rated	13	–	–
HOHO 1: class C Junior Class C Subordinated Mortgage-backed notes, maturity 2030, 8%, Fixed rated	5	–	–
HOHO 2: class A1 Senior Class A1 Mortgage-backed notes, maturity 2080, 3 months Euribor + 0.26%, Floating	263	–	–
HOHO 2: class A2 Senior Class A2 Mortgage-backed notes, maturity 2080, 4.73%, Fixed rated	54	–	–
HOHO 2: class B Mezzanine Class B Mortgage-backed notes, maturity 2080, 5.04%, Fixed rated	18	–	–
HOHO 2: class C Junior Class C Mortgage-backed notes, maturity 2080, 5.64%, Fixed rated	7	–	–
HOHO 2: class D Subordinated Class D Notes, maturity 2080, 3 months Euribor + 3.75%, Floating	4	–	–
HOHO 3: class A Senior Class A Mortgage-backed notes, maturity 2083, 3 months Euribor + 0.13%, Floating	707	–	–
HOHO 3: class B Mezzanine Class B Subordinated Mortgage-backed notes, maturity 2083, 3 months Euribor + 0.19%, Floating	19	–	–
HOHO 3: class C Junior Class C Subordinated Mortgage-backed notes, maturity 2083, 3 months Euribor + 0.29%, Floating	9	–	–
HOHO 3: class D Subordinated Class D Notes, maturity 2083, 3 months Euribor + 1.40%, Floating	7	–	–
HOHO 4: class A Senior Class A Mortgage-backed Floating rate notes, maturity 2083, 3 months Euribor + 0.03%, Floating	1,492	–	–
HOHO 4: class B Subordinated Class B Floating rate notes, maturity 2083, 3 months Euribor + 0.35%, Floating	10	–	–
Other	66	13	–
Derivatives on other debt instruments issued (other than financing debt) – Other	–	–	–

(in Euro million)

	December 31, 2006 Carrying value	December 31, 2005 Carrying value	December 31, 2004 Carrying value
OTHER DEBT INSTRUMENTS ISSUED (OTHER THAN FINANCING DEBT)	4,715	2,233	2,196
CDO (Collateralized Debt Obligations)	161	284	403
Jazz 1	161	284	403
Derivatives on other issued debt (other than financing debt) – CDO (Collateralized Debt Obligations)	–	–	–
Other financial services in France	38	50	91
AXA Banque	38	50	91
Derivatives on other issued debt (other than financing debt) – Other financial services in France	–	–	–
Other financial services in Germany	125	215	301
AXA Vorsorgebank	125	215	301
Derivatives on other issued debt (other than financing debt) – Other financial services in Germany	–	–	–
Other financial services in Belgium	1,026	4,563	4,128
AXA Bank Belgium	1,026	4,563	4,128
Derivatives on other issued debt (other than financing debt) - Other financial services in Belgium	–	–	–
Real estate investment funds	895	–	–
ERIV: AFET Amortizing mortgage loan based on EURIBOR 3 month + 1.45 point, maturity date: 2011	214	–	–
ERIV: CORTEFIEL Mortgage loan based on Euribor 3 month + 0.85 point, maturity date: 2013 + 2x1 year	165	–	–
Vendome Commerce: AFET Amortizing mortgage loan based on EURIBOR 3 month + 1.45 point, maturity date: 2011	214	–	–
Other debts (a)	301	177	–
Other	416	126	1
Derivatives on other issued debt (other than financing debt) – Other	(3)	–	–
OTHER DEBT (OTHER THAN FINANCING DEBT) – OWED TO CREDIT INSTITUTIONS	2,658	5,415	4,924
Bank overdrafts	1,338	762	664
OTHER DEBT INSTRUMENTS ISSUED, NOTES (OTHER THAN FINANCING DEBT) AND BANK OVERDRAFTS	8,711	8,411	7,784

(a) Including European Office Income Venture debt which was presented in 2005 in caption “Other debt instruments issued (other than financing debt)” and totaling €177 million at end 2005.

At December 31, 2006, other debt instruments issued (other than financing debt) and bank overdrafts, excluding
Winterthur’s contribution (€3,058 million mainly relating to the integration of Holland Homes SPEs, which securitize mortgages in the Dutch DBV Life business) totaled €5,653 million, in decrease of €2,758 million. The decrease, which was €2,712 million at constant exchange rates, was mainly due to:

- Reclassification of AXA Bank Belgium’s debts related to securities sold under repurchase agreement. As at January 1,
2006, these liabilities have been classified as payables arising from banking activities instead of other debt instruments issued (other than financing debt) and overdrafts, which led to a decrease of €3,242 million.

- Redemption of AllianceBernstein’s fixed-rate bond debt (€345 million).

- A €296 million decrease in AXA Bank Belgium’s debt as part of its liquidity management in banking activities.

- A €238 million decrease of CDO’s other debts instruments issued (other than financing debt).

- Lower debts at CDO Jazz 1 (€123 million), in line with lower volume of managed assets backing these credit lines.

- A €90 million reduction in the operational debt of AXA Vorsorgebank following the transfer of the mortgage business to the insurance company (AXA Leben).

These movements were partly offset by:

- A €332 million increase in bank overdrafts.

- A €290 million increase in deposits under AXA SA's collateral agreements.

- First-time consolidation of real estate company European Retail Income Venture (€380 million), a €59 million increase in European Office Income Venture’s debt and a €214 million increase in Vendome Commerce’s debt.

- AllianceBernstein’s purchase of commercial paper (€284 million at constant exchange rates and €254 million at closing rates).

17.3. Fair value measurement of other debt instruments
issued and bank overdrafts (other than financing debt)

The fair value of other debt instruments issued and bank overdrafts (other than financing debt), excluding Winterthur’s contribution (€3,058 million) was €5,654 million at December 31, 2006. Including Winterthur, the fair value was therefore €8,712 million, which is very close to the carrying value. Among the issues included in the table above, fair value is only calculated for other debt instruments issued. Other items mainly comprise repo agreements or short-term interbank liabilities carried by group banks. By nature, their fair value is very similar to their nominal value.

17.3.1. Other debt instruments issued and bank overdrafts
(other than financing debt) by accounting method

(in Euro million)

	December 31, 2006 Carrying value	December 31, 2005 Carrying value	December 31, 2004 Carrying value
Debt instruments issued at cost	586	902	596
Debt instruments issued held as trading	–	–	–
Debt instruments issued designated as at fair value through profit & loss	4,129	1,508	1,600
Debt instruments issued	4,715	2,410	2,196
Debt owed to credit institutions held at cost	2,535	5,112	4,924
Debt owed to credit institutions held as trading	–	–	–
Debt owed to credit institutions designated as at fair value through profit & loss	126	127	–
Debt owed to credit institutions	2,661	5,239	4,924
Bank overdrafts	1,338	762	664
DEBT INSTRUMENTS ISSUED AND BANK OVERDRAFTS (OTHER THAN FINANCING DEBT) (a)	8,714	8,411	7,784
Including debt at fair value through profit & loss	4,255	1,637	1,600

(a) Excludes the impact of derivatives.

17.3.2. Other debt instruments issued, notes and bank overdrafts measured at fair value

(in Euro million)

	December 31, 2006			December 31, 2005			December 31, 2004
	Fair value determined directly by reference to an active market	Fair value estimated using valuation technique	Total	Fair value determined directly by reference to an active market	Fair value estimated using valuation technique	Total	Fair value determined directly by reference to an active market	Fair value estimated using valuation technique	Total
Debt instruments issued held as trading	–	–	–	–	–	–	–	–	–
Debt instruments issued designated as at fair value through profit & loss	594	3,536	4,129	726	782	1,508	1,600	–	1,600
Debt instruments issued (other than financing debt)	594	3,536	4,129	726	782	1,508	1,600	–	1,600
Debt owed to credit institutions held as trading	–	–	–	–	–	–	–	–	–
Debt owed to credit institutions designated as at fair value through profit & loss	126	–	126	129	–	129	–	–	–
Debt owed to credit institutions (other than financing debt) (a)	126	–	126	129	–	129	–	–	–

(a) Excludes the impact of derivatives.

The fair value option is used to measure debt other than financing debt designated as at fair value through profit and loss included in the table above. The increase in debt measured at fair value through profit and loss is mainly due to the consolidation of Holland Homes, a special purpose entity created by Winterthur to securitize excess mortgage loans granted by DBV Life Netherlands.

17.4. Payables arising from direct insurance,
inward reinsurance operations and direct outward
reinsurance operations

(in Euro million)

	December 31, 2006		December 31, 2005		December 31, 2004
	Carrying value	Fair value	Carrying value	Fair value	Carrying value	Fair value
Deposit and guarantees	275	275	45	45	25	25
Current accounts payable to other companies	1,223	1,223	771	771	564	564
Payables to policyholders, brokers and general agent	6,248	6,248	3,494	3,494	3,119	3,119
Other payables	217	217	371	371	155	155
Premiums to be transferred – reinsurance pools	(16)	(16)	–	–	–	–
Payables arising from direct insurance and inward reinsurance operations	7,947	7,947	4,680	4,680	3,863	3,863
Deposit and guarantees	1,850	1,850	1,508	1,508	1,376	1,376
Current accounts payable to other companies	3,941	3,941	1,927	1,927	2,213	2,213
Other payables	58	58	72	72	–	–
Payables arising from direct outward reinsurance operations	5,849	5,849	3,507	3,507	3,588	3,588

At December 31, 2006, payables arising from direct insurance and inward reinsurance operations, excluding Winterthur’s contribution (€3,451 million) totaled €4,496 million, a decrease of €184 million compared to December 31, 2005.

At December 31, 2006, payables arising from direct outward reinsurance operations, excluding Winterthur’s contribution (€372 million), totaled €5,477 million, an increase of €1,970 million compared to December 31, 2005, mainly due to the implementation of a proportional reinsurance treaty between AXA RE and Paris Ré (€2,159 million)
as part of the Group’s sale of AXA RE’s business.

17.5. Maturity and interest-rate risk exposure

(in Euro million)

	December 31, 2006
	Carrying value by contractual maturity			Total
	12 months or less	More than 1 year up to 5 years	More than 5 years	carrying value
Other debt instruments issued, notes and bank overdrafts	3,526	795	4,394	8,714
Excludes the impact of derivatives (detailed in section 19.4).

				(in Euro million)
	December 31, 2005
	Carrying value by contractual maturity			Total
	12 months or less	More than 1 year up to 5 years	More than 5 years	carrying value
Other debt instruments issued, notes and bank overdrafts	6,158	168	2,085	8,411
Excludes the impact of derivatives (detailed in section 19.4).

				(in Euro million)
	December 31, 2004
	Carrying value by contractual maturity			Total
	12 months or less	More than 1 year up to 5 years	More than 5 years	carrying value
Other debt instruments issued, notes and bank overdrafts	4,932	965	1,886	7,783
Excludes the impact of derivatives (detailed in section 19.4).

Note 18: Tax

18.1. Tax expense

18.1.1. Breakdown of tax expense between current and deferred tax

The income tax charge was split as follows:

(in Euro million)

	December 31, 2006	December 31, 2005	December 31, 2004
Income tax – France (a)	124	188	608
Current	991	95	519
Deferred	(867)	93	89
Income tax – Foreign countries (a)	1,868	1,206	1,206
Current	1,037	1,101	770
Deferred	831	104	436
Income tax relating to items reclassified in shareholders’ equity (b)	51	96	31
TOTAL INCOME TAX FROM CONTINUED OPERATIONS	2,043	1,490	1,844
Income tax from discontinued operations (current)	–	–	–
Income tax from discontinued operations (deferred)	–	–	–
TOTAL INCOME TAX FROM DISCONTINUED OPERATIONS	–	–	–
TOTAL INCOME TAX	2,043	1,490	1,844

(a)  As described in notes 1.12.2 and 1.11.2 on accounting principles, the adoption of FRS 27 in the United Kingdom and the reclassification of Perpetual
Deeply Subordinated notes to shareholders’ equity led to restatements in all the periods presented (see notes 14 and 13 respectively for details).

(b)  This line shows the tax effect of reclassifying in equity items such as interest expense on perpetual deeply subordinated notes and any unrealized foreign exchange differences on perpetual debt.

The current tax amount due on foreign income amounted to €1,037 million (€1,101 million and €770 million respectively in 2005 and 2004), including €243 million policyholder tax (€163 million and €148 million respectively in 2005 and 2004).
The deferred tax amount due on foreign income amounted to €831 million (€104 million and €436 million respectively in 2005 and 2004), including €169 million policyholder tax (€395 million and €–28 million respectively in 2005 and 2004).

Policyholder tax is a specific tax levied on the life business of UK insurance companies. The pension business is not subject to this tax. Policyholder tax is calculated on the basis of “income minus expenses”. It is charged to the policyholder by deduction from the unit value of unit-linked contracts or directly from the surplus available for distribution to policyholders in the case of With-Profit contracts.

18.1.2. Tax proof

The reconciliation between the theoretical tax charge (pre-tax profit multiplied by the applicable tax rate in France for the period concerned) and the effective tax charge was as follows:

(in Euro million)

	December 31, 2006	December 31, 2005	December 31, 2004
Net income, gross of tax expense and before equity in income from affiliated companies (a)	7,767	6,275	6,056
Notional tax rate	34.43%	34.93%	35.43%
Notional tax charge	2,674	2,192	2,146
Impact of rate differences on notional tax charge	(77)	(117)	(149)
Impact of the change in tax rates	(87)	(26)	(17)
Income taxable at different tax rates	78	318	34
Impact of change in tax rates	(87)	175	(132)
Impact of tax losses used but not recorded in the previous year	(51)	(32)	(12)
Deferred tax assets booked on tax losses not previously recognized	(82)	(16)	(24)
Tax losses generated in the year but not recognized	18	11	35
Impairment of DTA on tax losses of previous years (b)	19	(387)	75
Tax losses impact	(95)	(423)	75
Permanent difference on financial income and expenses (c)	(385)	(665)	(288)
Permanent difference on other income and expenses	30	44	94
Impact of permanent differences	(355)	(622)	(194)
Correction of tax payable on the previous year	(199)	(180)	(60)
Reestimation of deferred tax assets (b)	(4)	(34)	(23)
Other (c)	108	382	34
Impact of correction, decrease in value and other elements	(95)	168	(49)
Effective tax charge	2,043	1,490	1,844
Effective tax rate (%)	26.30%	23.74%	30.45%

From 2006:

(a)  Income before tax expense and equity in income from affiliated companies is shown before the contribution from equity-accounted companies.

(b)  Impairment of DTA arising on tax losses is shown in “Tax losses impact”. The 2005 and 2004 figures are presented in a similar way for comparability.

(c)  In 2006, the elimination of non-taxable dividends from consolidated companies is shown in “Permanent differences on financial income and expenses”.

The applicable tax rate broke down as follows:

(in Euro million)

	December 31, 2006		December 31, 2005		December 31, 2004
	Net income, gross of tax expense and before equity in income from affiliated companies (b)	Notional tax rate	Net income, gross of tax expense and before equity in income from affiliated companies (b)	Notional tax rate	Net income, gross of tax expense and before equity in income from affiliated companies (b)	Notional tax rate
France (a)	856	34.43%	1,209	34.93%	1,564	35.43%
United States	2,152	35.00%	1,815	35.00%	1,317	35.00%
United Kingdom	879	30.00%	930	30.00%	493	30.00%
Japan	427	36.21%	25	36.21%	475	36.21%
Germany	573	40.00%	505	40.00%	247	40.00%
Belgium	681	33.99%	420	33.99%	505	33.99%
Other countries	2,199	–	1,371	–	1,456	–
TOTAL	7,767	–	6,275	–	6,056	–

From 2006:

(a)  Tax on holding companies based in France is presented under France.

(b)  Income before tax expense and equity in income from affiliated companies is shown before the contribution from equity-accounted companies. The
2005 and 2004 figures are presented in a similar way for comparability.

18.2. Deferred tax

Net deferred tax balances broke down as follows:

					(in Euro million)
	December 31, 2006			December 31, 2005	December 31, 2004
	Deferred tax assets	Deferred tax liaiblities	Net deferred tax position	Net deferred tax position	Net deferred tax position
Deferred tax Assets/(Liabilities) concerning:
– Deferred tax through profit & loss	7,320	8,258	(939)	(380)	(316)
– Deferred tax through reserves relating to the fair value adjustment of AFS assets	215	2,048	(1,833)	(2,557)	(2,243)
– Deferred tax through reserves relating to the fair value adjustment of CFH derivatives	–	29	(28)	(65)	(55)
– Deferred tax through reserves relating to the revaluation of tangible assets	–	1	(1)	(1)	–
– Deferred tax through reserves relating to gains and losses on defined benefits pension plans	244	20	224	369	140
– Deferred tax through reserves in relation to stock options	143	1	142	87	–
Net deferred tax excluding policyholders’ tax	7,921	10,357	(2,436)	(2,547)	(2,474)
Policyholder tax – Net deferred tax (a) assets/(liabilities)	245	1,514	(1,268)	(1,033)	(582)
Total net deferred tax	8,166	11,871	(3,705)	(3,580)	(3,056)

(a) As described in note 1.12.2 on accounting principles, the adoption of FRS 27 in the United Kingdom led to restatements in all the periods presented
(see note 14 for details).

In the table above, the net balances represent the difference between deferred tax assets and deferred tax liabilities carried on the Group’s consolidated balance sheet. However, the information provided on the sources of deferred tax assets and liabilities are shown before netting.

					(in Euro million)
	2006
	Opening	Movements through profit & loss	Movements through OCI	Forex impact	Change in scope and other variations	Closing
Deferred tax through profit & loss	(380)	194	–	56	(808)	(939)
Deferred tax through reserves relating to the fair value adjustment of AFS assets	(2,557)	–	697	41	(14)	(1,833)
Deferred tax through reserves relating to the fair value adjustment of CFH derivatives	(65)	–	16	–	21	(28)
Deferred tax through reserves relating to the revaluation of tangible assets	(1)	–	–	–	–	(1)
Deferred tax through reserves relating to gains and losses on defined benefits pension plans	369	–	(129)	(5)	(12)	224
Deferred tax through reserves in relation to stock options	87	–	67	(12)	–	142
Net deferred tax assets/(liabilities) excluding policyholder tax	(2,547)	194	652	79	(813)	(2,436)
Policyholder tax – Deferred tax through profit & loss	(1,026)	(157)	–	(23)	(61)	(1,268)
Policyholder tax – Deferred tax through reserves relating to the fair value adjustment of AFS assets	(7)	–	7	–	–	–
Policyholder tax – Deferred tax through reserves relating to the fair value adjustment of CFH derivatives	–	–	2	–	(2)	–
Policyholder tax – Net deferred tax assets/ (liabilities)	(1,033)	(157)	8	(24)	(63)	(1,268)
Total net deferred tax assets / (liabilities)	(3,580)	37	660	55	(876)	(3,705)

					(in Euro million)
	2005
	Opening	Movements through profit & loss	Movements through OCI	Forex impact	Change in scope and other variations	Closing
Deferred tax through profit & loss	(316)	198	–	(75)	(187)	(380)
Deferred tax through reserves relating to the fair value adjustment of AFS assets	(2,243)	–	(296)	(61)	42	(2,557)
Deferred tax through reserves relating to the fair value adjustment of CFH derivatives	(55)	(1)	(10)	–	–	(65)
Deferred tax through reserves relating to the revaluation of tangible assets	–	–	(1)	–	–	(1)
Deferred tax through reserves relating to gains and losses on defined benefits pension plans	140	–	216	12	1	369
Deferred tax through reserves in relation to stock options	–	–	63	5	20	87
Net deferred tax assets/(liabilities) excluding policyholder tax	(2,474)	197	(29)	(119)	(124)	(2,547)
Policyholder tax – Deferred tax through profit & loss (a)	(579)	(396)	–	(19)	(144)	(1,026)
Policyholder tax – Deferred tax through reserves relating to the fair value adjustment of AFS assets	(5)	–	(2)	–	–	(7)
Policyholder tax – Deferred tax through reserves relating to the fair value adjustment of CFH derivatives	2	–	(2)	2	(3)	–
Policyholder tax – Net deferred tax assets/ (liabilities)	(582)	(396)	(3)	(18)	(146)	(1,033)
Total net deferred tax assets / (liabilities)	(3,056)	(198)	(32)	(136)	(270)	(3,580)
(a) As described in notes 1.12.2 and 1.11.2 on accounting principles, the adoption of FRS 27 in the United Kingdom and the reclassification of Perpetual Deelply Subordinated notes to shareholders’ equity led to restatements in all the periods presented (see notes 14 and 13 respectively for details).

Forecast reversal schedule for recognized deferred tax assets and expiration date:

	DTA maturity date 1 year	DTA maturity date 2 years	DTA maturity date 3 years
DTA recognised on tax loss carryforward	261	57	48
Other recognized deferred tax	1,673	379	346
TOTAL recognized DTA by expected date of DTA use	1,933	436	395
Corresponding carryforward losses	876	188	171
DTA recognised on tax loss carryforward	5	2	46
Other recognized deferred tax	322	55	58
TOTAL recognized DTA by latest date of DTA use	327	57	103
Corresponding carryforward losses	18	7	128

Forecast reversal schedule for unrecognized deferred tax assets and expiration date:

	DTA maturity date 1 year	DTA maturity date 2 years	DTA maturity date 3 years
Unrecognised DTA on tax losses carryforward	56	82	7
Other unrecognized DTA	22	–	–
TOTAL unrecognized DTA by expected date of DTA use	78	82	7
Corresponding carryforward losses	251	311	20
Unrecognised DTA on tax loss carryforward	–	2	82
Other unrecognized deferred tax	4	–	–
TOTAL unrecognized DTA by latest date of DTA use	4	2	82
Corresponding carryforward losses	–	7	363

(in Euro million)

	2006
DTA maturity date 4 years	DTA maturity date 5 years	DTA maturity date 6 years	DTA maturity date between 7 and 11 years	DTA maturity date > 11 years	No maturity date	TOTAL
25	30	16	11	10	–	457
366	567	158	1,803	2,172	–	7,464
391	597	174	1,814	2,181	–	7,921
114	128	82	77	45	–	1,682
32	19	7	9	10	327	457
80	159	14	218	982	5,578	7,464
113	178	21	227	991	5,905	7,921
89	52	20	25	45	1,298	1,682

(in Euro million)

	2006
DTA maturity date 4 years	DTA maturity date 5 years	DTA maturity date 6 years	DTA maturity date between 7 and 11 years	DTA maturity date > 11 years	No maturity date	TOTAL
11	18	8	3	63	–	248
–	–	–	6	282	–	310
11	18	8	9	345	–	558
30	47	19	7	247	–	933
20	14	12	4	–	114	248
–	–	–	–	1	305	310
20	14	12	4	1	419	558
71	36	30	11	–	415	933

Note 19: Derivative instruments

This note does not include derivative instruments that meet the definition of equity instruments (see note 13 for details)
or derivative instruments held by consolidated investment funds in the “satellite investment portfolio” (see note 1.7.2.), which are recognized at fair value in accordance with IAS 39. However, it includes all other types of derivative instrument.

19.1. Derivative instruments:
maturities, notional values and fair values

	Maturity of notional amount as at December 31, 2006(a)						Notional amount
	< 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	> 5 years	December 31, 2006	December 31, 2005	December 31, 2004
Interest rate swaps	10,236	3,805	8,812	9,788	3,593	32,515	68,749	78,392	76,894
Currency swaps	13,881	3,935	1,721	2,759	1,561	10,605	34,462	26,237	23,207
Basic swaps	–	–	–	120	–	194	314	792	609
Equity swaps	1,244	21	15	–	–	56	1,337	1,124	1,077
Total return swaps	4,662	–	–	2	–	2,311	6,976	1,770	2,451
SWAPS	30,023	7,761	10,549	12,670	5,153	45,682	111,837	108,315	104,238
Caps	2,291	45	7,206	7,045	1,095	7,700	25,382	42,326	43,490
Floors	–	6,072	4,554	4,574	4,554	4,554	24,308	20,626	9,048
Collars	–	–	–	–	–	–	–	–	47
Swaptions	2,491	1,804	769	577	629	4,933	11,203	2,526	2,240
Calls bought	4,241	28	12	–	–	478	4,760	1,338	1,602
Calls sold	5	5	–	–	–	–	11	108	272
Puts bought	221	110	88	83	722	240	1,463	796	323
Puts sold	2,298	11	–	–	–	–	2,309	143	–
OPTIONS	11,548	8,075	12,630	12,278	7,000	17,905	69,436	67,862	57,021
Forwards / Futures bought	10,913	1,111	–	–	–	–	12,024	1,712	4,127
Forwards / Futures sold	32,481	1,415	205	–	–	–	34,101	19,499	22,985
FORWARDS / FUTURES	43,394	2,526	205	–	–	–	46,124	21,211	27,113
CREDIT DERIVATIVES	129	75	1,451	6,166	1,291	742	9,854	9,771	2,393
Other derivatives	–	–	9	–	–	629	638	13	80
TOTAL	85,093	18,436	24,844	31,114	13,445	64,958	237,890	207,172	190,844

N.B.: This table includes all derivatives (assets and liabilities), i.e hedging, macrohedging and other, asset and liability positions.
(a) By convention, notional amounts are displayed in absolute value, and exclude potential netting out.

N.B.: €4,272 million of notional value on credit derivatives correspond to consolidated CDOs.

The consolidation of Winterthur had the effect of increasing derivatives by a net liability of €66 million, for a notional amount of €32,087 million.

								(in Euro million)
Positive fair value			Negative fair value			Net fair value			Change in
December 31, 2006	December 31, 2005	December 31, 2004	December 31, 2006	December 31, 2005	December 31, 2004	December 31, 2006	December 31, 2005	December 31, 2004	fair value 2006/2005
1,307	2,113	1,810	1,099	777	627	208	1,336	1,183	(1,128)
1,854	958	1,717	693	909	586	1,161	49	1,130	1,112
17	54	4	5	3	33	11	50	(29)	(39)
171	50	55	246	95	–	(75)	(46)	54	(30)
365	273	240	225	8	9	140	265	231	(125)
3,713	3,447	3,825	2,268	1,792	1,255	1,445	1,656	2,570	(211)
17	18	39	207	255	276	(190)	(237)	(236)	46
7	10	4	–	–	–	7	10	4	(4)
–	–	–	–	–	–	–	–	–	-
253	115	62	–	–	–	253	115	62	138
174	14	106	–	2	–	174	13	106	161
–	1	–	–	1	–	–	–	–	–
68	–	8	12	19	–	56	(19)	8	75
–	–	–	8	–	–	(8)	–	–	(7)
518	160	220	227	277	276	292	(117)	(56)	408
241	13	8	31	5	4	211	8	4	203
153	42	190	1,291	597	451	(1,138)	(556)	(260)	(582)
395	55	198	1,322	602	455	(927)	(548)	(256)	(379)
54	21	37	9	33	–	45	(12)	37	57
86	8	5	7	–	1	79	8	5	71
4,766	3,691	4,286	3,833	2,704	1,986	933	987	2,299	(54)

19.2. Hedge accounting derivatives

Hedging derivative instruments broke down as follows:

								(in Euro million)
	December 31, 2006
	Derivative instruments used in fair value hedging relationship		Derivative instruments used in a cash flow hedging relationship		Derivative instruments used in hedge of net investment in a foreign operation		Macro-hedges and other derivative instruments not qualifying under IAS 39 but generally used as economic hedges		Total
	Notional amount	Fair value	Notional amount	Fair value	Notional amount	Fair value	Notional amount	Fair value	Notional amount	Fair value
Interest rate swaps	3,728	(97)	996	59	–	–	64,025	246	68,749	208
Currency swaps	164	6	234	15	9,554	1,093	24,509	46	34,462	1,161
Basic swaps	–	–	–	–	–	–	314	11	314	11
Equity swaps	1,224	(153)	–	–	–	–	112	78	1,337	(75)
Total return swaps	–	–	–	–	–	–	6,976	140	6,976	140
SWAPS	5,117	(245)	1,230	75	9,554	1,093	95,937	522	111,837	1,445
Caps	–	–	–	–	290	3	25,092	(193)	25,382	(190)
Floors	–	–	–	–	–	–	24,308	7	24,308	7
Collars	–	–	–	–	–	–	–	–	–	–
Swaptions	–	–	2,539	94	–	–	8,665	159	11,203	253
Calls bought	–	–	–	–	1,554	46	3,206	128	4,760	174
Calls sold	–	–	–	–	–	–	11	–	11	–
Puts bought	–	–	–	–	–	–	1,463	56	1,463	56
Puts sold	–	–	–	–	1,566	(4)	743	(4)	2,309	(8)
OPTIONS	–	–	2,539	94	3,410	45	63,488	153	69,436	292
Forwards / Futures bought	872	6	–	–	208	4	10,943	201	12,024	211
Forwards / Futures sold	3,215	(35)	–	–	2,392	26	28,493	(1,129)	34,101	(1,138)
FORWARDS / FUTURES	4,088	(29)	–	–	2,600	30	39,437	(928)	46,124	(927)
CREDIT DERIVATIVES	–	–	–	–	–	–	9,854	45	9,854	45
Other derivatives	–	–	–	–	–	21	638	58	638	79
TOTAL	9,204	(274)	3,769	169	15,564	1,189	209,353	(150)	237,890	933

N.B.: This table includes all derivatives (assets and liabilities), i.e hedging, macrohedging and other, asset and liability positions.

								(in Euro million)
	December 31, 2005
	Derivative instruments used in fair value hedging relationship		Derivative instruments used in a cash flow hedging relationship		Derivative instruments used in hedge of net investment in a foreign operation		Macro-hed ges and other derivative instruments not qualifying under IAS 39 but generally used as economic hedges		Total
	Notional amount	Fair value	Notional amount	Fair value	Notional amount	Fair value	Notional amount	Fair value	Notional amount	Fair value
Interest rate swaps	6,395	204	1,030	78	240	(2)	70,727	1,056	78,392	1,336
Currency swaps	2,554	(151)	20	(1)	9,484	228	14,179	(26)	26,237	49
Basic swaps	–	–	–	–	–	–	792	50	792	50
Equity swaps	378	(104)	–	–	–	–	746	59	1,124	(46)
Total return swaps	–	–	–	–	–	–	1,770	265	1,770	265
SWAPS	9,327	(51)	1,050	77	9,724	226	88,213	1,404	108,315	1,656
Caps	–	–	–	–	–	–	42,326	(237)	42,326	(237)
Floors	–	–	–	–	–	–	20,626	10	20,626	10
Collars	–	–	–	–	–	–	–	–	–	–
Swaptions	–	–	–	–	–	–	2,526	115	2,526	115
Calls bought	–	–	–	–	–	–	1,338	13	1,338	13
Calls sold	–	–	–	–	–	–	108	–	108	–
Puts bought	–	–	–	–	–	–	796	(19)	796	(19)
Puts sold	–	–	–	–	–	–	143	–	143	–
OPTIONS	–	–	–	–	–	–	67,862	(117)	67,862	(117)
Forwards / Futures bought	–	–	–	–	–	–	1,712	8	1,712	8
Forwards / Futures sold	795	(50)	–	–	–	–	18,704	(506)	19,499	(556)
FORWARDS / FUTURES	795	(50)	–	–	–	–	20,416	(498)	21,211	(548)
CREDIT DERIVATIVES	–	–	–	–	–	–	9,771	(12)	9,771	(12)
Other derivatives	–	–	–	–	–	6	13	2	13	8
TOTAL	10,122	(101)	1,050	77	9,724	232	186,275	779	207,172	987

N.B.: This table includes all derivatives (assets and liabilities), i.e hedging, macrohedging and other, asset and liability positions.

Note 4 to the financial statements refers to risk management within the Group, and describes its main principles and guidelines. In general, derivatives are used by the various entities and by the Company for economic hedging purposes, with the exception of certain credit derivatives. However, the notion of hedge accounting within the meaning of IAS 39 only applies to a small portion of derivatives used by the Group. The overall objectives of the economic hedging implemented by AXA are described briefly below, along with details of any items that qualify for hedge accounting in the meaning of IAS 39.

In the tables above, the fourth column includes derivatives that do not qualify for hedge accounting under IAS 39, but whose objective is nevertheless to provide economic hedging of a risk, with the exception of certain credit derivatives.
They include “macro hedging” derivatives as defined by the IASB in its amendment to IAS 39.

AXA uses derivative instruments mainly to manage its financial exposure to interest rate and exchange rate risks.

As at December 31, 2006, the notional amount of all derivative instruments, for trading and non-trading purposes, totaled €238 billion (€207 billion and €191 billion respectively in 2005 and 2004). Their net fair value as at December 31,
2006 totaled €933 million (€987 million and €2,299 million respectively in 2005 and 2004).

While notional amount is the most commonly used measure of volume in the derivatives market, it is not used as a measure of risk because the notional amount greatly exceeds the possible credit and market loss that could arise from such transactions. The AXA Group is exposed to credit risk in respect of its counterparties to the derivative instruments, but is not exposed to credit risk on the entire notional amounts. The notional amounts do not represent the amounts actually exchanged by the parties and thus are not a measure of the AXA Group’s exposure to the derivative instruments. The AXA Group’s exposure is represented by the market value of the derivative contract at a given point in time.

The risk management and associated economic hedging strategies are defined and managed by AXA’s local operations in line with accounting regulations. Such economic hedging strategies include (i) managing interest-rate exposures on fixed maturity investments, long-term debt and guaranteed interest rates on insurance contracts, (ii) managing foreign-
currency exposures on foreign-currency denominated investments and liabilities, and (iii) managing liquidity positions
(including the ability to pay benefits and claims when due) in connection with asset-liability management and local regulatory requirements for insurance and banking operations.

As at December 31, 2006 and based on notional amounts, (i) 47% of the derivative instruments used consisted in swap contracts (52% and 55% respectively in 2005 and 2004), (ii) 29% were option products (mainly caps, floors and collars)
(33% and 30% respectively at end December 2005 and 2004), (iii) 19% were futures and forwards (mainly other than foreign currency products) versus 10% and 14% respectively at end 2005 and 2004, and (iv) 4% were credit derivatives, compared to 5% and 1% respectively at end 2005 and 2004. Credit derivatives are an alternative option to investing in fixed maturities issued by private sector companies.

As at December 31, 2006, the notional amount of hedging derivative instruments as defined by IAS 39 (fair value, cash flow and net investment hedges) by the entire AXA Group totaled €28,537 million including €8,805 million for
Winterthur entities (€20,897 million in 2005 and €13,507 million in 2004). Their net fair value was €1,083 million including €90 million for Winterthur entities (€208 million in 2005 and €1,083 million in 2004).

a. Swaps
Swap contracts are agreements between two parties to exchange one set of cash flows for another. Payments are made on the basis of the swap’s notional value.

AXA primarily uses (i) interest-rate swap contracts to manage cash flows arising from interest received or paid, and (ii)
currency swap contracts to manage foreign-currency denominated cash flows or investments.

On a consolidated basis, the notional amount of such instruments as at December 31, 2006 was €111,837 million including €6,300 million for the Winterthur entities (€108,315 million in 2005 and €104,238 million in 2004). Their market value was €1,445 million including €–145 million for the Winterthur entities (€1,656 million in 2005 and
€2,570 million in 2004).

At December 31, 2006, interest-rate swaps accounted for 61% of all swaps used by AXA (versus 72% and 74%
respectively at end 2005 and 2004). They are used mainly by (i) the Company to limit its interest-rate exposure on debt issued or amounts borrowed (notional value of €39,602 million compared to €31,612 million and €24,210 million respectively at end 2005 and 2004), (ii) AXA Bank Belgium to hedge interest-rate risk exposures arising in the context of its ordinary banking activities, in order to achieve an appropriate interest-rate spread between its interest-earning assets and interest-bearing liabilities (notional value of €11,864 million versus €28,283 and €40,330 million respectively at end 2005 and 2004, the decrease being due to a diversification in asset allocation as part of an active treasury portfolio management policy) and (iii) AXA Japan (notional amount of €4,202 million versus €7,402 million and
€577 million respectively at end 2005 and 2004) to limit its risk exposure to interest-rate on its invested assets (fixed maturities held directly and through consolidated mutual funds). The decrease in notional value at AXA Japan was mainly due to the sale of directly held Euro-zone bonds, the proceeds of which were reinvested in Japanese bonds.

Currency swaps constitute another part of AXA’s hedging strategies to manage foreign currency cash flow exposures, and are primarily used by AXA parent company (€20,542 million at end 2006 versus €17,156 million and
€12,050 million respectively at end 2005 and 2004), and by AXA Japan mainly to limit the exposure of its Euro and
U.S. dollar bond portfolio (€3,071 million versus €5,057 million and €5,540 million respectively at end 2005 and 2004).

As at December 31, 2006, 86% of the total notional amount of swaps did not qualify for hedge accounting under IAS 39
(81% at end 2005), and included €49,776 million for the Company (€38,566 million at end 2005) and €16,728 million for AXA Bank Belgium (versus €27,826 million at end 2005) which, as part of its business, uses mainly Euro-
denominated forward rate agreements and interest-rate swaps that generate short-term profits.

The notional amounts of swaps used in fair value hedge relationships totaled €5,117 million as at December 31, 2006, including €1,685 million for the Company to hedge its foreign currency financing debts, €1,708 million for AXA Japan (mainly including €1,106 million of interest rate swaps and €602 million of equity swaps), and €937 million for AXA Bank Belgium.

The notional amounts of swaps used in cash flow hedge relationships totaled €1,230 million (€1,050 million at end 2005), including €521 million of interest-rate swaps in Belgium (Life & Savings business), €351 million in Germany (Life & Savings business) mainly in CDO investments, and €266 million of interest-rate swaps at the Australian holding company.

The notional amounts of swaps used in net foreign investment hedge relationships totaled €9,554 million
(€9,724 million at end 2005), including €8,718 million of currency swaps used by the Company.

b.  Options
The options portfolio consists mainly of caps and floors. Interest rate caps and floors are option-like agreements where the seller agrees to pay the counterparty an amount equal to the difference, based on a notional amount, between the interest rate of the specified index and the interest rate cap or floor. These products are used to hedge against interest rate increases (caps) or decreases (floor).

The notional amount of these instruments as at December 31, 2006 was €49,690 million (€62,952 million and
€52,538 million respectively in 2005 and 2004), the decrease being mainly attributable to France, where some hedges matured at end 2006 and were not replaced immediately. They represented 72% of the total notional amount of all options (93% and 92% respectively at end 2005 and 2004). Their fair value was €–184 million (€–226 million in 2005 and €–232 million in 2004).

Caps and floors are used predominantly by U.S. and French Life & Savings operations to hedge interest rates on contracts with guaranteed rates of return.

Swaptions represented 16% of the total notional amount of options as at December 31, 2006, mainly in the Winterthur entities (€5,212 million, principally in Switzerland, and including €2,089 million used to hedge the risk of reinvestment by the Swiss Individual Life & Savings business), in Belgium to hedge against a fall in rates in the general fund and the private sector fund (€1,565 million and €800 million respectively) and against the risk of customer loss following an increase in rates in separate funds (Crest for €721 million), and in Germany (€1,500 million).

c.  Futures and Forwards
Futures are contracts that obligate settlement at a specified price at a specified future date and can be either exchange or non-exchange traded. Forwards are over-the-counter contracts.

On a consolidated basis, the notional amount of futures and forwards as at December 31, 2006 was €46,124 million
(€21,211 million in 2005 and €27,113 million in 2004) including €20,205 million for the Winterthur entities. Their market value was €–927 million (€–548 million in 2005 and €–256 million in 2004) including €–63 million for the Winterthur entities.

Currency futures and forward contracts accounted for 81% of these instruments (based on notional amounts at
December 31, 2006), compared to 80% at end 2005 and 53% at end 2004.

Winterthur’s Swiss entities held futures for a total notional amount of €19,642 million, including €3,653 million designated as fair value hedges under IAS 39 to hedge equity securities in currencies other than the Swiss franc,
€2,214 million designated as hedges of a net investment in foreign operations, and €13,775 million that do not qualify for hedge accounting under IAS 39.

AXA Japan also uses forward foreign currency contracts (the notional amount designated as fair value hedges at
December 31, 2006 was €200 million, of a total notional amount of €14,596 million) to hedge exchange-rate risk arising from its investments in U.S. and European fixed-maturity bonds, mainly held in controlled funds. In accordance with IAS 21 and IAS 39, some or all of the translation difference relating to these bonds is recognized in profit & loss and offsets most of the change in market value of associated derivative instruments, which is also recognized in profit
& loss. In substance, therefore, these contracts act as hedges without the need to use hedge accounting within the meaning of IAS 39.

Additionally, AXA’s U.S. insurance operations use forwards and futures for the dynamic risks management program associated with the guaranteed minimum benefits on unit-linked savings products.

Other futures were predominantly used by insurance operations to hedge future operating margins.

As a result, 86% of the notional value of futures and forwards at end 2006 were used in hedging relationships that do not qualify for hedge accounting under IAS 39 (96% and 92% respectively at end 2005 and 2004).

d.  Credit derivatives
AXA mainly uses credit derivatives to manage the exposures of its assets and liabilities to interest-rate risks, but may also use them to enhance returns on invested assets.

At December 31, 2006, the notional amount of these derivatives was €9,854 million (€9,771 million and €2,393 million in 2005 and 2004 respectively) and their fair value was €45 million (€–12 million and €37 million respectively in 2005 and 2004). Credit derivatives are mainly used in CDOs (€4,272 million at end 2006 versus €4,612 million at end 2005 and €1,568 million at end 2004) to build their collateral portfolio, and by AXA Japan (€4,676 million at end 2006 versus
€4,623 million at end 2005 and €757 million at end 2004). AXA Japan mainly uses credit default swaps (CDSs) on highly rated bonds to enhance the returns on its portfolio, a simple alternative to investing directly in corporate bonds.

e.  Mortality derivatives
On November 13, 2006, AXA announced a €1 billion shelf program to transfer mortality risk to the capital markets, of which approximately €345 million was raised in 2006. This risk transfer results in a derivative contract between AXA and a special purpose vehicle called Osiris Capital plc, indexed to the mortality levels observed in various countries in which AXA operates (France, Japan and the United States for the 2006 investment). It is shown under the line item
“Other derivatives”.

19.3. Effect of hedging on financial investments

The impact of derivative instruments is presented in the balance sheet within their related underlying financial assets (and liabilities, see section 19.4). The table below sets out the impact of derivative instruments on the related underlying assets.

	Insurance
	Net value excluding effect of hedging value (a)	Impact of derivative instruments subject to hedge accounting (b)	Impact of other derivative instruments(c)	Net value including effect of derivatives (d)
Investment property at amortized cost	13,243	–	–	13,243
Investment property at fair value through profit & loss	5,364	–	–	5,364
Macro hedge and speculative derivatives	–	–	–	–
Investment property	18,608	–	–	18,608
Fixed maturities held to maturity	–	–	–	–
Fixed maturities available for sale	241,652	(83)	(311)	241,258
Fixed maturities at fair value through profit & loss	49,520	–	71	49,591
Fixed maturities held for trading	71	–	23	94
Non quoted fixed maturities (amortized cost)	10	–	–	10
Fixed maturities	291,253	(83)	(217)	290,953
Equity securities available for sale	35,761	(149)	(8)	35,604
Equity securities at fair value through profit & loss	22,076	(25)	–	22,050
Equity securities held for trading	142	–	–	142
Equity securities	57,979	(175)	(8)	57,797
Non controlled investment funds available for sale	4,593	6	–	4,599
Non controlled investment funds at fair value through profit & loss	2,321	13	(15)	2,319
Non controlled investment funds held for trading	80	–	–	80
Non controlled investment funds	6,994	19	(15)	6,998
Other investments (f)	3,145	–	(1)	3,144
Macro hedge and speculative derivatives	(175)	–	–	(175)
TOTAL FINANCIAL INVESTMENTS	359,197	(238)	(241)	358,718
Loans held to maturity	–	–	–	–
Loans available for sale	819	–	5	824
Loans at fair value through profit & loss	378	–	–	378
Loans held for trading	–	–	–	–
Mortgage loans	13,075	–	2	13,077
Others (e)	14,588	–	(11)	14,577
Macro hedge and speculative derivatives	–	–	–	–
Loans	28,860	–	(4)	28,856
Financial investments backing contracts where financial risk is borne by policyholders	176,479	–	83	176,562
TOTAL FINANCIAL ASSETS	583,143	(238)	(162)	582,744
Derivative instruments hedging net investment in a foreign operation (assets) (g)	–	–	–	–

(a)  Net book value, i.e. net of impairment, discount premiums and related amortization, including interest accrued but not yet due, but excluding any impact of derivatives.

(b)  Excluding macrohedge and other derivatives, i.e. excluding economic hedges that do not qualify for hedge accounting under IAS 39, macro-hedging and other derivatives.

(c)  Macrohedge and other derivatives.

(d)  Net book value (see (a)), but including effect of hedging instruments (IAS 39), economic hedging instruments not acting as hedging under IAS 39, macrohedge and other derivatives.

(e)  Notably includes policy loans, lease receivables and other loans.

(f)   Other investments held through consolidated investment funds at fair value through profit and loss.

(g)  Derivatives instruments used in hedge of net investment in a foreign operation, and not attached to a debt on the face of the balance sheet.

							(in Euro million)
	December 31, 2006
Banking and other activities				Total
Net value excluding effect of hedging value (a)	Impact of derivative instruments subject to hedge accounting (b)	Impact of other derivative instruments (c)	Net value including effect of derivatives (d)	Net value excluding effect of hedging value (a)	Impact of derivative instruments subject to hedge accounting (b)	Impact of other derivative instruments (c)	Net value including effect of derivatives (d)
548	–	–	548	13,791	–	–	13,791
608	–	–	608	5,972	–	–	5,972
–	–	–	–	–	–	–	–
1,156	–	–	1,156	19,763	–	–	19,763
–	–	–	–	–	–	–	–
5,645	–	–	5,645	247,297	(83)	(311)	246,903
186	–	(4)	182	49,706	–	67	49,772
1,172	–	31	1,203	1,244	–	54	1,297
1	–	–	1	11	–	–	11
7,005	–	26	7,031	298,258	(83)	(191)	297,984
2,744	–	(11)	2,733	38,505	(149)	(19)	38,337
123	–	–	123	22,198	(25)	–	22,173
332	–	–	332	474	–	–	474
3,199	–	(11)	3,187	61,178	(175)	(19)	60,984
226	–	–	226	4,819	6	–	4,825
155	–	–	155	2,476	13	(15)	2,474
33	–	–	33	113	–	–	113
414	–	–	414	7,407	19	(15)	7,412
–	–	–	–	3,145	–	(1)	3,144
875	–	–	875	701	–	–	701
11,492	–	15	11,507	370,689	(238)	(226)	370,225
–	–	–	–	–	–	–	–
26	–	–	26	845	–	5	850
2,815	–	(48)	2,768	3,194	–	(47)	3,146
227	–	–	227	227	–	–	227
13	–	–	13	13,088	–	2	13,090
591	–	–	591	15,179	–	(11)	15,168
8	–	–	8	8	–	–	8
3,680	–	(48)	3,632	32,540	–	(52)	32,488
–	–	–	–	176,479	–	83	176,562
16,328	–	(33)	16,295	599,471	(238)	(195)	599,039
–	–	–	–	–	–	–	–

	Insurance
	Net value excluding effect of hedging value (a)	Impact of derivative instruments subject to hedge accounting (b)	Impact of other derivative instruments (c)	Net value including effect of derivatives (d)
Investment property at amortized cost	7,832	–	–	7,832
Investment property at fair value through profit & loss	4,979	–	–	4,979
Macro hedge and speculative derivatives	–	–	–	–
Investment property	12,810	–	–	12,810
Fixed maturities held to maturity	–	–	–	–
Fixed maturities available for sale	189,382	(166)	235	189,451
Fixed maturities at fair value through profit & loss	43,403	–	10	43,413
Fixed maturities held for trading	142	–	–	142
Non quoted fixed maturities (amortized cost)	20	–	–	20
Fixed maturities	232,948	(166)	246	233,027
Equity securities available for sale	27,858	(104)	(73)	27,680
Equity securities at fair value through profit & loss	18,804	–	–	18,804
Equity securities held for trading	101	–	–	101
Equity securities	46,762	(104)	(73)	46,585
Non controlled investment funds available for sale	3,132	–	89	3,221
Non controlled investment funds at fair value through profit & loss	1,916	–	–	1,917
Non controlled investment funds held for trading	195	–	–	195
Non controlled investment funds	5,243	–	89	5,333
Other investments (f)	1,911	–	1	1,912
Macro hedge and speculative derivatives	(209)	–	–	(209)
TOTAL FINANCIAL INVESTMENTS	286,655	(271)	263	286,647
Loans held to maturity	–	–	–	–
Loans available for sale	–	–	–	–
Loans at fair value through profit & loss	125	–	–	125
Loans held for trading	–	–	–	–
Mortgage loans	7,230	–	–	7,230
Others (e)	10,976	–	1	10,977
Macro hedge and speculative derivatives	–	–	–	–
Loans	18,332	–	1	18,332
Financial investments backing contracts where financial risk is borne by policyholders	141,397	–	13	141,410
TOTAL FINANCIAL ASSETS	459,194	(271)	277	459,200
Derivative instruments hedging net investment in a foreign operation (assets) (g)	–	–	–	–

(a)  Net book value, i.e. net of impairment, discount premiums and related amortization, including interest accrued but not yet due, but excluding any impact of derivatives.

(b)  Excluding macrohedge and other derivatives, i.e. excluding economic hedges that do not qualify for hedge accounting under IAS 39, macro-hedging and other derivatives.

(c)  Macrohedge and other derivatives.

(d)  Net book value (see (a)), but including effect of hedging instruments (IAS 39), economic hedging instruments not acting as hedging under IAS 39, macrohedge and other derivatives.

(e)  Notably includes policy loans, lease receivables and other loans.

(f)   Other investments held through consolidated investment funds at fair value through profit and loss.

(g)  Derivatives instruments used in hedge of net investment in a foreign operation, and not attached to a debt on the face of the balance sheet.

					(in Euro million)
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

19.4. Effect of hedging on liabilities

The impact of derivative instruments is presented in the balance sheet within their related underlying financial liabilities
(and assets, see section 19.3.) The tables below set out the impact of derivative instruments on the related underlying liabilities.

19.4.1. Liabilities arising from insurance and investment contracts

	December 31, 2006
	Net carrying value excluding effect of hedging value	Impact of derivative instruments subject to hedge accounting	Impact of other derivative instruments	Value including effect of derivatives
Liabilities arising from insurance contracts (a)	323,232	(21)	(67)	323,144
Liabilities arising from insurance contracts where the financial risk is borne by policyholders	108,984	–	–	108,984
Total liabilities arising from insurance contracts	432,216	(21)	(67)	432,128
Liabilites arising from investment contracts with discretionary participating features (a)	32,599	–	–	32,599
Liabilites arising from investment contracts with no discretionary participating features	1,121	–	(62)	1,059
Liabilites arising from investment contracts where the financial risk is borne by policyholders	67,673	–	–	67,673
Total liabilites arising from investment contracts	101,393	–	(62)	101,331
Macro hedge derivative instruments on insurance and investment contracts (liabilities)	–	–	(13)	–

(a) As described in note 1.12.2 on accounting principles, the adoption of FRS 27 in the United Kingdom led to restatements in all the periods presented
(see note 14 for details).

(in Euro million)

December 31, 2005				December 31, 2004
Net carrying value excluding effect of hedging value	Impact of derivative instruments subject to hedge accounting	Impact of other derivative instruments	Value including effect of derivatives	Net carrying value excluding effect of hedging value	Impact of derivative instruments subject to hedge accounting	Impact of other derivative instruments	Value including effect of derivatives
247,717	(6)	(94)	247,617	229,452	22	(40)	229,434
92,888	–	–	92,888	73,578	–	–	73,578
340,605	(6)	(94)	340,505	303,030	22	(40)	303,012
33,267	–	–	33,267	31,832	(10)	(4)	31,818
926	–	(52)	873	869	–	–	869
48,549	–	–	48,549	39,127	–	–	39,127
82,742	–	(52)	82,689	71,828	(10)	(4)	71,814
		5				–

19.4.2. Other financial liabilities

	December 31, 2006
	Value before effect of derivative instruments	Impact of derivative instruments subject to hedge accounting	Impact of other derivative instruments	Value including effect of derivatives
Subordinated debt (a)	6,168	(648)	43	5,563
Financing debt instruments issued	3,894	(127)	(79)	3,688
Financing debt owed to credit institutions	95	–	–	95
Financing debt (b)	10,158	(775)	(36)	9,347
Minority interest of controlled investment funds and puttable instruments held by minority interests holders	7,224	–	–	7,224
Other debt instruments issued, notes and bank overdrafts	8,714	(3)	–	8,711
Payables arising from direct insurance and inward reinsurance operations	7,947	–	–	7,947
Payables arising from outward reinsurance operations	5,849	–	–	5,849
Payables arising from banking activities (b)	16,817	–	175	16,992
Payables – current tax position	2,059	–	–	2,059
Other payables	41,071	(2)	121	41,191
Derivatives relating to other financial liabilities			5	5
Other debts (c)	89,681	(5)	301	89,978
Derivative instruments hedging net investment in a foreign operation (liabilities) (d)	–	–	–	–

(a)  As described in note 1.11.2 on accounting principles, reclassification of deeply perpetual subordinated notes to shareholders’ equity led to restatements in all the periods presented (see note 13 for details).

(b)  Financing debt, other debt instruments issued, notes and bank overdrafts, and Payables arising from banking activities issued are disclosed in the balance sheet net of the impact of derivatives. As a result, the amount shown in the column “value including effect of derivatives” is their net book value.

(c)  Other debts are presented excluding the effect of derivatives on the face of the balance sheet.

(d)  Derivative instruments used to hedge the net investment in a foreign operation, and not attached to a debt on the face of the balance sheet.

(in Euro million)

December 31, 2005				December 31, 2004
Value before effect of derivative instruments	Impact of derivative instruments subject to hedge accounting	Impact of other derivative instruments	Value including effect of derivatives	Value before effect of derivative instruments	Impact of derivative instruments subject to hedge accounting	Impact of other derivative instruments	Value including effect of derivatives
6,210	(617)	(519)	5,073	6,246	(654)	(551)	5,041
3,025	(199)	(9)	2,817	3,168	(255)	(15)	2,898
17	–	–	17	17	–	4	22
9,251	(817)	(528)	7,906	9,431	(909)	(561)	7,961
5,115	18	–	5,133	3,717	–	–	3,717
8,413	(3)	–	8,411	7,784	–	1	7,785
4,680	–	–	4,680	3,863	–	–	3,863
3,507	–	–	3,507	3,588	–	–	3,588
11,970	–	113	12,083	12,220	–	65	12,285
1,382	–	–	1,382	954	–	–	954
28,993	14	–	29,007	21,187	–	–	21,187
		4	4			–	–
64,059	30	117	64,206	53,314	–	67	53,380
–	–	267	–	–	–	–	–

19.5. Breakdown of derivative instruments
by valuation method

	December 31, 2006
	Fair value determined directly by reference to an active market	Fair value estimated using valuation technique
Derivative instruments on financial assets subject to hedge accounting	67	(305)
Other derivative instruments on financial assets (a)	64	(258)
Macro hedge and speculative derivatives on financial assets	7	701
Total – derivative instruments relating to financial assets	138	138
Derivatives (hedge accounting) – Reinsurance	–	–
Other derivatives – Reinsurance (a)	–	–
Macro hedge – Reinsurance	–	–
Total – derivative instruments relating to insurance and investment contracts	–	–
Derivatives on other receivables (hedge accounting)	–	(19)
Other derivatives on other receivables	–	–
Total derivative instruments relating to other receivables	–	(19)
Total net value of derivative instruments – assets (1)
Derivatives on insurance & investment contracts (hedge accounting)	(21)	–
Other derivatives on insurance & investment contracts (a)	1	(130)
Macro hedge derivatives on insurance and investment contracts	–	(13)
Total derivative instruments relating to insurance and investment contracts	(19)	(143)
Derivative instruments relating to financing debt and other financial liabilities subject to hedge accounting	2	(781)
Other derivative instruments relating to financing debt and other financial liabilities (b)	16	75
Derivative instruments relating to financing debt, operating debt and other financial liabilities	17	(707)
Macro hedge banking activities and other derivatives (including speculative derivatives)	–	175
Total net value of derivative instruments – liabilities (2)
Net fair value (1) – (2)

(a) Other derivatives instruments that do not qualify for hedge accounting according to IAS 39.

(b) Including speculative derivatives, if any, relating to financing debt and other financial liabilities.

(in Euro million)

December 31, 2005
Total	Fair value determined directly by reference to an active market	Fair value estimated using valuation technique	Total
(238)	(2)	(326)	(329)
(195)	19	214	233
708	11	(8)	3
276	28	(120)	(92)
–
–
–
–
(19)
–
(19)
257	–	–	(92)
(21)	(6)	–	(6)
(129)	–	(147)	(147)
(13)	5	–	5
(163)	(1)	(146)	(148)
(780)	–	(784)	(784)
90	7	(267)	(260)
(689)	7	(1,051)	(1,044)
175	–	113	113
(677)			(1,079)
933			987

Note 20: Revenues by segment and
net revenues from banking activities

20.1. Total Revenues

(in Euro million)

	December 31, 2006	December 31, 2005	December 31, 2004
LIFE & SAVINGS	50,479	45,116	42,344
of which direct premiums	46,516	41,063	39,461
of which reinsurance assumed	2,270	2,433	1,642
of which fees and charges on investment contracts with no participation features	608	509	417
of which revenues from other activities	1,084	1,111	824
France	14,797	13,228	11,538
United States	15,389	13,940	12,847
United Kingdom	4,292	2,395	2,420
Japan	5,027	4,735	5,526
Germany	3,681	3,585	3,499
Belgium	2,512	2,734	2,188
Other countries	4,781	4,498	4,326
PROPERTY & CASUALTY	19,793	18,874	17,852
of which direct premiums	19,568	18,588	17,521
of which reinsurance assumed	173	244	288
of which revenues from other activities	52	43	42
France	5,187	5,070	4,895
Germany	2,745	2,785	2,796
United Kingdom and Ireland	4,721	4,393	4,469
Belgium	1,511	1,451	1,430
Other countries	5,629	5,174	4,262
INTERNATIONAL INSURANCE	3,716	3,813	3,363
of which direct premiums	1,792	1,711	920
of which reinsurance assumed	1,780	1,957	2,320
of which revenues from other activities	144	145	123
AXA RE	–	1,451	1,056
AXA Corporate Solutions Assurance	1,689	1,605	1,506
AXA Cessions	56	60	94
AXA Assistance	621	549	467
Other	1,351	147	240
ASSET MANAGEMENT	4,406	3,440	3,084
AllianceBernstein	2,961	2,472	2,325
AXA Investment Managers	1,445	968	759
OTHER FINANCIAL SERVICES	381	428	387
French banks	57	64	101
German banks	21	24	24
AXA Bank Belgium	293	336	258
Other	10	4	4
TOTAL	78,775	71,671	67,030

20.2. Segment information

20.2.1. Life & Savings

							(in Euro million)
	December 31,2006			December 31,2005			December 31,2004
	Gross written premiums	Liabilities arising from insurance contracts (b)	Liabilities arising from investment contracts (b)	Gross written premiums	Liabilities arising from insurance contracts (b)	Liabilities arising from investment contracts (b)	Gross written premiums	Liabilities arising from insurance contracts (b)	Liabilities arising from investment contracts (b)
Retirement/annuity/investment contracts (individual) (d)	26,319	172,276	34,705	22,783	157,061	34,580	20,368	136,037	33,234
Retirement/annuity/investment contracts (group) (d)	3,031	22,859	7,438	2,609	16,904	8,119	2,259	16,363	7,033
Life contracts (including endowment contracts) (d)	13,031	152,432	1,464	11,775	97,532	280	11,891	87,130	1
Health contracts	4,468	12,772	–	4,387	7,794	–	4,552	6,787	–
Other	1,938	14,014	–	1,942	13,445	–	2,033	12,831	–
SUB-TOTAL	48,786	374,353	43,606	43,496	292,737	42,979	41,103	259,148	40,268
Fees and charges relating to investment contracts with no particpating features (c)	608	–	57,243	509	–	39,762	417	–	31,560
Fees, commissions and other revenues	1,084	–	–	1,111	–	–	824	–	–
TOTAL	50,479	374,353	100,849	45,116	292,737	82,742	42,344	259,148	71,828
Asset backing contracts with financial risk borne by policyholders (unit-linked) (a)	18,793	108,984	67,129	13,216	92,888	48,549	7,696	73,578	39,127
UK “With-Profit” business	941	20,358	10,323	953	16,652	9,986	1,034	15,641	10,274

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

(d)  As described in note 1.12.2 on accounting principles, the adoption of FRS 27 in the United Kingdom led to restatements in all the periods presented (see note 14 for details).

At December 31, 2006, liabilities arising from insurance and investment contracts amounted to €374,353 million and
€100,849 million respectively.

Excluding Winterthur’s contribution (€68,462 million and €14,669 million respectively), these liabilities totaled
€305,892 million and €86,181 million respectively versus €292,737 million and €82,742 million at end 2005.

20.2.2. Property & Casualty

						(in Euro million)
	Gross written premium			Liabilities arising from insurance contracts
	December 31, 2006	December 31, 2005	December 31, 2004	December 31, 2006	December 31, 2005	December 31, 2004
Personal lines	12,153	11,564	10,877	23,656	18,686	17,465
Motor	6,595	6,213	5,891	14,835	11,330	10,432
Property damage	3,042	2,815	2,626	3,059	2,501	2,313
Health	1,000	947	794	1,488	1,305	1,149
Other	1,516	1,589	1,565	4,274	3,550	3,570
Commercial lines	7,312	6,930	6,602	21,574	15,912	14,621
Motor	1,427	1,368	1,244	2,679	2,255	2,066
Property damage	2,244	2,096	2,031	2,748	2,332	2,173
Liability	1,404	1,359	1,320	7,136	5,523	4,999
Health	854	794	760	2,757	848	649
Other	1,383	1,312	1,247	6,254	4,954	4,734
Other	275	336	331	872	1,400	1,439
SUB-TOTAL	19,741	18,831	17,810	46,102	35,998	33,525
Fees, commissions and other revenues	52	43	42
TOTAL	19,793	18,874	17,852	46,102	35,998	33,525

At December 31, 2006, liabilities arising from Property & Casualty insurance contracts amounted to €46,102 million.
Excluding Winterthur’s contribution (€9,359 million), these liabilities totaled €36,744 million versus €35,998 million at end 2005 and €33,525 million at end 2004.

20.2.3. International Insurance

					(in Euro million)
	Gross written premium			Liabilities arising from insurance contracts
	December 31, 2006	December 31, 2005	December 31, 2004	December 31, 2006	December 31, 2005	December 31, 2004
Property	1,132	1,273	1,302	2,288	3,172	2,810
Motor, Maritime, Aviation	977	1,010	848	3,294	3,541	3,194
Casualty/Liability	493	488	581	3,935	3,069	3,385
Other	969	897	509	2,786	2,089	968
SUB-TOTAL	3,572	3,668	3,240	12,304	11,870	10,356
Fees, commissions and other revenues	144	145	123
TOTAL	3,716	3,813	3,363	12,304	11,870	10,356

At December 31, 2006, liabilities arising from international insurance contracts amounted to €12,304 million.
Excluding Winterthur’s contribution (€1,163 million), these liabilities totaled €11,141 million versus €11,870 million at end 2005 and €10.356 million at end 2004.

20.2.4. Liabilities arising from insurance contracts in the Property & Casualty and International Insurance segments

(in Euro million)

	December 31, 2006
	Claims reserves	IBNR	Claim expense reserves	TOTAL Claim reserves including IBNR and expenses	Unearned premium reserves & others	TOTAL Technical Liabilities
Personal lines
Motor	9,382	1,720	442	11,544	3,291	14,835
Physical damage	1,147	428	87	1,661	1,398	3,059
Other	2,446	1,072	166	3,684	2,079	5,762
Sub-total Personal lines	12,975	3,220	694	16,889	6,767	23,656
Commercial lines
Motor	1,688	499	72	2,259	420	2,679
Physical damage	1,435	327	63	1,825	923	2,748
Professional liability	4,756	1,570	260	6,586	550	7,136
Other	5,408	1,025	188	6,620	2,390	9,011
Sub-total Commercial lines	13,287	3,421	582	17,290	4,284	21,574
Other	550	171	30	752	120	872
Total – Property & Casualty excluding International insurance	26,812	6,813	1,306	34,931	11,171	46,102

Physical damage	1,193	742	59	1,994	294	2,288
Motor, Maritime, Aviation	1,829	1,217	61	3,107	187	3,294
Professional liability	1,987	1,702	99	3,788	147	3,935
Other	1,090	513	41	1,644	1,142	2,786
Total - International insurance	6,099	4,175	259	10,534	1,770	12,304
Total - Property & Casualty including International insurance	32,911	10,988	1,566	45,465	12,941	58,406

							(in Euro million)
	December 31, 2005						December 31, 2004
	Claims reserves	IBNR	Claim expense reserves	TOTAL Claim reserves including IBNR and expenses	Unearned premium reserves & others	TOTAL Technical Liabilities	TOTAL Technical Liabilities
Personal lines
Motor	6,460	1,751	330	8,541	2,790	11,330	10,432
Physical damage	928	315	76	1,319	1,182	2,501	2,313
Other	1,928	874	139	2,940	1,914	4,855	4,719
Sub-total Personal lines	9,316	2,939	545	12,800	5,886	18,686	17,465
Commercial lines
Motor	1,266	555	59	1,880	375	2,255	2,066
Physical damage	1,236	286	51	1,572	759	2,332	2,173
Professional liability	3,427	1,502	168	5,097	426	5,523	4,999
Other	3,112	715	124	3,952	1,850	5,802	5,383
Sub-total Commercial lines	9,041	3,058	403	12,502	3,410	15,912	14,621
Other	1,046	214	40	1,300	100	1,400	1,439
Total – Property & Casualty excluding International insurance	19,403	6,211	988	26,602	9,396	35,998	33,525

Physical damage	1,654	1,175	59	2,889	284	3,172	2,810
Motor, Maritime, Aviation	1,635	1,685	65	3,385	156	3,541	3,194
Professional liability	1,448	1,381	95	2,923	145	3,069	3,385
Other	841	547	38	1,426	663	2,089	968
Total – International insurance	5,578	4,788	257	10,623	1,247	11,870	10,356
Total – Property & Casualty including International insurance	24,980	10,999	1,245	37,225	10,644	47,868	43,881

20.3. Net revenues from banking activities

			(in Euro million)
	December 31, 2006	December 31, 2005	December 31, 2004
Interest received and equivalent	579	552	500
Interest paid and equivalent	(429)	(386)	(328)
Net interest and equivalent	150	166	172
Commissions received	66	57	42
Commissions paid	(23)	(23)	(21)
Net commissions	43	34	20
Investment income	183	169	230
Realized investment gains and losses	36	55	49
Change in fair value of financial instruments at fair value through profit & loss	(31)	7	(17)
Change in financial instruments impairment	–	(1)	(2)
Net investment result	188	230	264
Net other bank operating income	1	(2)	(67)
Net revenues from banking activities	381	428	386

Note 21: Net investment result
excluding financing expenses

Net investment result (excluding financing expenses) from the financial assets of insurance companies and companies in other business segments (excluding revenues from the financial assets of banks included in net revenues from banking activities) was as follows:

(in Euro million)

	December 31, 2006
	Net investment income	Net realized investment gains and losses	Change in fair value of financial instruments at fair value through profit & loss	Change in financial instruments impairment	Net investment result
Investment property at amortized cost	511	361	–	38	910
Investment property at fair value through profit & loss	278	336	384	–	998
Investment property	789	698	384	38	1,909
Fixed maturities held to maturity	–	–	–	–	–
Fixed maturities available for sale	8,552	(55)	–	(78)	8,419
Fixed maturities designated at fair value through profit & loss (a)	2,077	195	(1,319)	–	952
Fixed maturities held for trading	71	(10)	(9)	–	52
Fixed maturities at amortized cost	3	1	–	–	4
Fixed maturities	10,703	130	(1,329)	(78)	9,426
Equity securities available for sale	862	2,228	127	(145)	3,072
Equity securities designated at fair value through profit & loss (b)	639	1,072	869	–	2,580
Equity securities held for trading	49	–	35	–	84
Equity securities	1,550	3,300	1,031	(145)	5,736
Non controlled investment funds available for sale	82	213	–	(5)	291
Non controlled investment funds designated at fair value through profit & loss	192	42	(13)	–	221
Non controlled investment funds held for trading	–	3	–	–	3
Non controlled investment funds	274	258	(13)	(5)	515
Other assets held by consolidated investment funds designated at fair value through profit & loss	208	(7)	16	–	217
Loans held to maturity	–	–	–	–	–
Loans available for sale	33	1	–	–	34
Loans designated at fair value through profit & loss	–	–	(166)	–	(166)
Loans held for trading	16	–	–	–	16
Mortgage loans	455	(3)	–	(2)	450
Other loans	502	–	–	–	503
Loans	1,005	(2)	(166)	(2)	836
Assets backing contracts where the financial risk is borne by policyholders	527	–	15,370	–	15,897
Hedge accounting derivatives	–	–	(460)	–	(460)
Other derivatives	(162)	140	(492)	–	(514)
Investment management expenses	(900)	–	–	–	(900)
Other	467	(258)	208	(2)	415
NET INVESTMENT RESULT	14,461	4,260	14,550	(194)	33,077

(a) Including fixed income maturities held by consolidated investment funds, designated at fair value through profit & loss.

(b) Including equity securities maturities held by consolidated investment funds, designated as at fair value through profit & loss.

					(in Euro million)
	December 31, 2005
	Net investment income	Net realized investment gains and losses	Change in fair value of financial instruments at fair value through profit & loss	Change in financial instruments impairment	Net investment result
Investment property at amortized cost	513	190	–	(19)	684
Investment property at fair value through profit & loss	283	99	375	–	757
Investment property	796	289	375	(19)	1,441
Fixed maturities held to maturity	–	–	–	–	–
Fixed maturities available for sale	8,133	443	–	(23)	8,553
Fixed maturities designated at fair value through profit & loss (a)	2,037	297	175	–	2,510
Fixed maturities held for trading	90	120	27	–	236
Fixed maturities at amortized cost	3	–	–	–	3
Fixed maturities	10,263	861	202	(23)	11,303
Equity securities available for sale	753	1,485	–	(136)	2,102
Equity securities designated at fair value through profit & loss (b)	690	1,120	1,320	–	3,130
Equity securities held for trading	(7)	15	172	–	180
Equity securities	1,436	2,620	1,492	(136)	5,412
Non controlled investment funds available for sale	35	147	–	(10)	173
Non controlled investment funds designated at fair value through profit & loss	160	34	47	–	241
Non controlled investment funds held for trading	–	3	1	–	4
Non controlled investment funds	194	185	47	(10)	417
Other assets held by consolidated investment funds designated at fair value through profit & loss	141	(1)	93	–	234
Loans held to maturity	–	–	–	–	–
Loans available for sale	1	–	–	–	1
Loans designated at fair value through profit & loss	(3)	–	75	–	72
Loans held for trading	–	(122)	(12)	–	(134)
Mortgage loans	482	(4)	–	(12)	466
Other loans	538	11	–	(7)	541
Loans	1,018	(115)	63	(19)	947
Assets backing contracts where the financial risk is borne by policyholders	590	–	13,978	–	14,568
Hedge accounting derivatives	–	–	(195)	–	(195)
Other derivatives	(337)	(94)	(101)	–	(532)
Investment management expenses	(578)	–	–	–	(578)
Other(c)	428	(188)	155	(3)	393
NET INVESTMENT RESULT	13,951	3,557	16,110	(210)	33,408

(a)  Including fixed income maturities held by consolidated investment funds, designated at fair value through profit & loss.

(b)  Including equity securities maturities held by consolidated investment funds, designated as at fair value through profit & loss.

(c)  As described in note 1.11.2 on accounting principles, subordinated perpetual notes have been reclassified in shareholders’ equity in all the periods presented (see note 13 for details).

					(in Euro million)
	December 31, 2004
	Net investment income	Net realized investment gains and losses	Change in fair value of financial instruments at fair value through profit & loss	Change in financial instruments impairment	Net investment result
Investment property at amortized cost	521	345	–	(90)	776
Investment property at fair value through profit & loss	255	106	403	–	764
Investment property	776	451	403	(90)	1 540
Fixed maturities held to maturity	1	–	–	–	1
Fixed maturities available for sale	7,275	491	207	(32)	17,190
Fixed maturities designated at fair value through profit & loss (a)	2,152	27	524	–	(6,546)
Fixed maturities held for trading	86	(1)	17	–	102
Fixed maturities at amortized cost	4	–	–	–	4
Fixed maturities	9,518	517	748	(32)	10,752
Equity securities available for sale	639	1,365	63	(285)	7,550
Equity securities designated at fair value through profit & loss (b)	502	962	223	–	(4,080)
Equity securities held for trading	–	96	140	–	237
Equity securities	1,141	2,423	426	(285)	3,706
Non controlled investment funds available for sale	63	189	–	(13)	239
Non controlled investment funds designated at fair value through profit & loss	164	(12)	(15)	–	137
Non controlled investment funds held for trading	–	3	2	–	5
Non controlled investment funds	227	179	(13)	(13)	380
Other assets held by consolidated investment funds designated at fair value through profit & loss	–	–	1	–	1
Loans held to maturity	–	–	–	–	–
Loans available for sale	1	–	–	–	1
Loans designated at fair value through profit & loss	–	–	(49)	–	(49)
Loans held for trading	–	–	2	–	2
Mortgage loans	480	5	–	(14)	470
Other loans	545	(4)	–	(17)	524
Loans	1,025	1	(47)	(31)	948
Assets backing contracts where the financial risk is borne by policyholders	234	–	10,543	–	10,778
Hedge accounting derivatives	–	–	269	–	269
Other derivatives	–	(39)	(373)	–	(412)
Investment management expenses	(588)	–	–	–	(588)
Other (c)	606	(249)	572	6	935
NET INVESTMENT RESULT	12,941	3,282	12,529	(444)	28,308
(a)  Including fixed income maturities held by consolidated investment funds, designated at fair value through profit & loss.

(b)  Including equity securities maturities held by consolidated investment funds, designated as at fair value through profit & loss.

(c)  As described in note 1.11.2 on accounting principles, subordinated perpetual notes have been reclassified in shareholders’ equity in all the periods presented (see note 13 for details).

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

Changes in the fair value of financial instruments designated at fair value through profit & loss, relating to available for sale equities and fixed maturities, correspond to the change in fair value of underlying items in fair value hedges (as defined by IAS 39) in Japan.

Note 22: Net result of reinsurance ceded

(in Euro million)

			December 31, 2006
	Life & Savings	Property & Casualty	International Insurance	Inter-segment eliminations	TOTAL
Premiums ceded and unearned premiums ceded	(929)	(1,043)	(1,965)	158	(3,779)
Claims ceded (including change in claim reserves)	860	315	777	(63)	1,890
Commissions received from reinsurers	41	95	294	3	434
Net result of reinsurance ceded	(28)	(632)	(893)	99	(1,455)

					(in Euro million)
			December 31, 2005
	Life & Savings	Property & Casualty	International Insurance	Inter-segment eliminations	TOTAL
Premiums ceded and unearned premiums ceded	(944)	(986)	(1,122)	146	(2,907)
Claims ceded (including change in claim reserves)	864	312	1,273	(13)	2,436
Commissions received from reinsurers	73	93	166	(3)	329
Net result of reinsurance ceded	(7)	(581)	317	130	(141)

					(in Euro million)
			December 31, 2004
	Life & Savings	Property & Casualty	International Insurance	Inter-segment eliminations	TOTAL
Premiums ceded and unearned premiums ceded	(820)	(998)	(1,172)	209	(2,782)
Claims ceded (including change in claim reserves)	746	203	667	(212)	1,405
Commissions received from reinsurers	91	131	105	(13)	314
Net result of reinsurance ceded	17	(663)	(401)	(15)	(1,063)

In 2006, the decrease in net result of reinsurance ceded was mainly attributable to the International Insurance operations, which fell by €1,210 million (€–893 million compared to €317 million in 2005). The decrease was mainly due to the following factors:

- at AXA RE, a decrease of €938 million to €–491 million following the transfer to Paris Ré of the gross technical result for the year, compared with a positive result of €447 million in 2005 due to strong loss recovery on major claims during the year (particularly Hurricanes Katrina, Rita and Wilma);

- at AXA Corporate Solutions, a decline of €209 million (from €–222 million to €–431 million) due to lower loss recovery following an improvement in claims gross of reinsurance.

In Property & Casualty operations, the decrease of €52 million in 2006 (from €–581 million to €–632 million) was mainly attributable to the United Kingdom (down from €–99 million to €–152 million) due to lower loss recovery following an improvement in claims gross of reinsurance.

Note 23: Financing debt expenses

As described in note 1.11.2 on accounting principles, subordinated perpetual notes and related interest have been reclassified in shareholders’ equity, which had the effect of decreasing financing debt expenses by €121 million and
€144 million respectively at end 2005 and 2004.

Financing debt expenses (€474 million in 2006, €481 million in 2005 and €439 million in 2004) include incomes and expenses relating to hedging derivative instruments on financing debt, mainly for AXA SA (€142 million in 2006, €176 million in 2005 and €248 million in 2004).

Note 24: Expenses by type

24.1. Acquisition costs

	Life & Savings	Property & Casualty	International Insurance	Total Insurance
Acquisition costs – gross (a)	(4,480)	(3,821)	(301)	(8,603)
Change in deferred acquisition costs and equivalents (b)	1,378	34	1	1,413
Net acquisition costs	(3,103)	(3,787)	(300)	(7,190)

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

24.2. Expenses by type

	Life & Savings	Property & Casualty	International Insurance	Total Insurance
Acquisition costs – gross (a)	4,480	3,821	301	8,603
Claims handling expenses (b)	365	887	391	1,642
Investment management expenses (c)	386	46	19	451
Administrative expenses	2,871	1,860	345	5,076
Banking expenses	–	–	–	–
Write back of depreciation for tangible assets	(7)	(11)	–	(17)
Other income/expenses	88	2	(4)	86
TOTAL EXPENSES BY DESTINATION	8,183	6,606	1,052	15,841
Breakdown of expenses by type
Staff costs (d)	2,214	1,809	295	4,319
Outsourcing and professional services	328	105	25	459
IT costs	294	232	40	566
Increase / (write back) of provisions for risk and charges	34	(46)	31	18
Charges relating to owner occupied properties	231	168	50	449
Commissions paid	3,506	3,481	459	7,445
Other expenses	1,577	856	152	2,586

(a) Includes all acquisition expenses relating to insurance and investment contracts before capitalization/amortization of deferred acquisition costs and equivalents.

(b) Claims handling expenses are included in the “Technical charges relating to insurance activities” profit & loss caption.

(c) Investment management expenses are included in the “Net investment income” profit & loss caption.

(d) Amount detailed in note 25.

(in Euro million)

December 31, 2006					December 31, 2005	December 31, 2004
Asset	Other Financial	Holdings	Inter-segment	TOTAL	TOTAL	TOTAL
Management	Services		eliminations
–	–	–	(2)	(8,605)	8,076	7,643
–	–	–	–	1,413	(1,538)	(1,687)
–	–	–	(2)	(7,191)	6,537	5,957

(in Euro million)

December 31, 2006					December 31, 2005	December 31, 2004
Asset Management	Other Financial Services	Holdings	Inter-segment eliminations	TOTAL	TOTAL	TOTAL
–	–	–	2	8,605	8,076	7,643
–	–	–	–	1,643	1,575	1,433
–	–	–	(88)	363	126	691
3,288	321	393	(290)	8,788	8,596	7,906
–	78	–	–	78	61	–
–	–	(1)	–	(18)	3	–
245	(23)	(19)	3	292	(32)	–
3,533	375	374	(372)	19,750	18,405	17,673

1,721	149	320	–	6,509	6,036	5,738
164	20	25	(10)	657	527	–
100	11	215	–	892	857	–
26	(19)	(3)	–	23	(195)	190
243	7	18	(2)	714	651	–
802	77	–	(258)	8,066	7,599	6,574
477	130	(201)	(103)	2,889	2,931	5,171

Note 25: Employees

25.1. Breakdown of staff costs

Breakdown of staff costs was as follows:

		(in Euro million)
	December 31, 2006	December 31, 2005
Wages and benefits	5,043	4,685
Social contributions	687	626
Employee benefit costs	257	275
Share based compensation	185	116
Other staff costs and employees’ profit sharing (a)	337	334
TOTAL STAFF COSTS	6,509	6,036

(a) Including redundancies and early retirement costs (triggering event = set up of the plan), and employees’ profit sharing in France.

25.2. Employee benefits

25.2.1. Defined contribution plans

The cost of the contributions paid was recognized as an expense in the income statement, and amounted to €88 million for the year ended December 31, 2006 (€72 million in 2005).

25.2.2. Defined benefit plans

The assumptions for each plan are consistent with the economic features of the countries in which the liabilities lie. The weighted-average assumptions used by AXA for pension plans in the principal regions in which AXA operates were as follows:

DECEMBER 2006 ASSUMPTIONS

	Europe	North America	Japan	Other
Pension benefit obligation – assumptions at end 2006
Discount rate	4.3%	5.7%	2.0%	6.3%
Salary increase for future years	2.9%	5.8%	0.0%	4.5%
Inflation	1.9%	2.5%	0.0%	2.5%
Net periodic benefit cost – assumptions at beginning of 2006
Discount rate	4.3%	5.6%	1.9%	5.4%
Expected return on plan assets	6.2%	7.2%	1.1%	6.9%
Salary increase for future years	2.7%	5.2%	0.0%	5.0%

The assumptions used for 2005 and 2004 were as follows:

DECEMBER 2005 ASSUMPTIONS

	Europe	North America	Japan	Other
Pension benefit obligation – assumptions at end 2005
Discount rate	4.3%	5.6%	1.9%	5.4%
Salary increase for future years	2.7%	5.2%	0.0%	5.0%
Net periodic benefit cost – assumptions at beginning of 2005
Discount rate	5.1%	5.8%	1.9%	6.6%
Expected return on plan assets	6.5%	5.2%	1.3%	6.6%
Salary increase for future years	3.5%	5.6%	0.0%	3.6%

DECEMBER 2004 ASSUMPTIONS

	Europe	North America	Japan	Other
Pension benefit obligation – assumptions at end 2004
Discount rate	5.1%	5.8%	1.9%	6.6%
Salary increase for future years	3.5%	5.6%	0.0%	3.6%
Net periodic benefit cost – assumptions at beginning of 2004
Discount rate	5.5%	6.3%	1.1%	6.6%
Expected return on plan assets	6.4%	8.3%	1.3%	7.5%
Salary increase for future years	3.6%	6.2%	0.0%	3.6%

The acquisition of Winterthur in 2006 had a significant impact on the assumptions used by introducing a significant
Swiss weighting into the European economic mix.

25.2.3. Annual change in pension benefit obligation

The annual change in the projected benefit obligation (PBO) is calculated on the basis of:

– Service cost for the period (representing the increase in the PBO attributable to one year of additional service).

– Interest cost (cost of one year less discounting).

– Benefits paid.

– Actuarial gains and losses (change in long-term assumptions, change in staff, etc.)

– Change in plans.

25.2.4. Balance sheet information

The balance sheet information for employee benefits captures the difference between the projected benefit obligation
(PBO), the market value of the corresponding invested plan assets, and any unrecognized prior service cost. When this difference is positive, a contingency and loss reserve is recognized in the balance sheet as a liability. When it is negative, a prepaid asset is recognized in the balance sheet.

In addition, in accordance with IAS 19, a category of assets referred to as “separate assets” is also recorded in the balance sheet. As defined by IFRS, separate assets are assets that may not be used to offset the PBO. Separate assets are insurance contracts issued by AXA to back its defined benefit pension plans. The accounting consequence of these separate assets is a potential increase in the accrued liability or decrease in the prepaid asset. These assets are shown separately in the following table. The most significant part of the separate assets relates to the United States pension plans, whose funds are largely invested in separate account (unit-linked) insurance contracts written by AXA Equitable.
These funds are dedicated to specific insurance contracts and are not available to general creditors, so their economic nature is no different from plan assets. However, as the separate account assets are available to the pension plan through an insurance contract, IFRS requires their categorization as separate assets despite their economic nature.
AXA Group has decided to use the SORIE option available under IAS 19. Under the SORIE option, actuarial gains and losses are recognized in full in the period in which they occurred, but outside of profit or loss, and are presented on a separate line of the Statement Of Recognized Income and Expense in shareholders’ equity (see Statement of consolidated shareholders’ equity).

Actuarial gains and losses result from experience adjustments (the effects of differences between the previous actuarial assumptions and what has actually occurred) and changes in actuarial assumptions. They also include differences between the expected and actual returns on plan assets.

Unrecognized prior service cost represents non-vested benefits on the date of a change in the amount of benefits following an amendment to the plan. It is amortized on a straight-line basis over the average vesting period.

The table below presents the change in benefit obligation and the change in plan assets associated with pension plans and other benefit plans sponsored by AXA, together with an analysis of separate assets as at December 31, 2006. The acquisition of Winterthur took place at 2006 year-end and, accordingly, only had an impact on data relating to acquisitions and on end-of-year balances.

					(in Euro million)
	Pension benefits			Other benefits
	2006	2005	2004	2006	2005	2004
Change in benefit obligation
Benefit obligation, beginning of the year	11,421	9,573	8,602	716	581	508
Service cost	229	206	180	13	14	5
Interest cost	501	517	461	31	36	30
Amendments (including acquisitions)	3,625	46	385	(7)	18	83
Actuarial (gains) and losses	(227)	1,083	612	(35)	4	23
Benefits paid	(419)	(402)	(362)	(49)	(50)	(30)
Benefits directly paid by the employer	(128)	(115)	(104)	–	–	–
Impact of foreign currency fluctuations	(268)	513	(199)	(66)	113	(39)
Benefit obligation at the end of the year (A)	14,734	11,421	9,573	604	716	581
Change in plan assets
Fair value of plan assets, beginning of the year	4,693	3,869	3,619	14	9	8
Actual return on plan assets	395	689	346	(4)	3	–
Employer contributions	114	136	114	4	5	3
Employee contributions	11	11	10	–	2	2
Net transfer in (out) (including acquisitions)	3,220	88	–	–	1	–
Benefits paid	(246)	(234)	(207)	(4)	(6)	(4)
Impact of foreign currency fluctuations	28	135	(14)	–	–	–
Fair value of plan assets at the end of the year (B)	8,216	4,693	3,869	9	14	9
Change in separate assets
Fair value of separate assets, beginning of the year	2,697	2,265	2,195	–	–	–
Actual return on separate assets	221	206	208	–	–	–
Employer contributions	39	197	147	–	–	–
Employee contributions	4	4	4	–	–	–
Net transfer in (out) (including acquisitions)	(85)	(82)	3	–	–	–
Benefits paid	(168)	(168)	(155)	–	–	–
Impact of foreign currency fluctuations	(227)	274	(137)	–	–	–
Fair value of separate assets at the end of the year	2,480	2,697	2,265	–	–	–
Funded status
Underfunded status (plan by plan)	(6,530)	(6,729)	(5,707)	(595)	(703)	(572)
Overfunded status (plan by plan)	12	1	3	–	–	–
Funded status (B) – (A)	(6,519)	(6,728)	(5,704)	(595)	(703)	(572)
Unrecognized prior service cost	89	74	38	–	–	–
Liability and asset recognized in the balance sheet (excluding separate assets)
Plans with a positive net position (Asset)	11	1	3	–	–	–
Plans with a negative net position (Liability)	(6,440)	(6,655)	(5,669)	(595)	(703)	(572)
Net position (excluding separate assets)	(6,430)	(6,654)	(5,666)	(595)	(703)	(572)
Net economic funding position (including separate assets)
Net position (excluding separate assets)	(6,430)	(6,654)	(5,666)	(595)	(703)	(572)
Fair value of separate assets at the end of the year	2,480	2,697	2,265	–	–	–
Net economic funding position (including separate assets)	(3,950)	(3,957)	(3,401)	(595)	(703)	(572)

For pension plans where the fair value of plan assets exceeds the benefit obligation, the aggregate fair value of plan assets and aggregate benefit obligation were €122 million and €109 million, respectively, as at December 31, 2006.
For pension plans where the benefit obligation exceeds the fair value of plan assets, the aggregate fair value of plan assets and aggregate benefit obligation were €8,094 million and €14,625 million, respectively, as at December 31, 2006.

25.2.5. Net periodic benefit cost

The net periodic benefit cost, that is, the annual expense for employee pension and other benefits recorded in the income statement, for the year ended December 31, 2006 is presented below:

					(in Euro million)
	Pension benefits			Other benefits
	2006	2005	2004	2006	2005	2004
Net periodic benefit cost
Service cost	229	206	180	13	14	5
Interest cost	501	517	461	31	36	30
Expected return on plan assets	(314)	(269)	(363)	–	–	–
Expected return on separate assets	(172)	(189)	(18)	–	–	–
Amortization of unrecognized amounts	6	(12)	5	–	–	–
Settlements/curtailments and employee contributions	(24)	4	1	(20)	16	(2)
Net periodic benefit cost	225	257	265	23	66	33

25.2.6. Net economic funding position

The evolution in the net economic funding position from January 1, 2006 to December 31, 2006 captures both the change in the liability recorded in the Group’s balance sheet and the change in separate assets, as presented in the table below:

					(in Euro million)
	Pension benefits			Other benefits
	2006	2005	2004	2006	2005	2004
Net economic funding
Opening position	(3,957)	(3,401)	(3,192)	(703)	(572)	(609)
Net periodic benefit cost	(225)	(257)	(265)	(23)	(66)	(33)
Employer contributions and benefits paid directly	242	328	264	49	49	29
Acquisitions and disposals (a)	(485)	121	207	(8)	(23)	–
SORIE impact (including exchange rate impact) (b)	392	(667)	(445)	24	(28)	–
Exchange rate impact	83	(81)	30	66	(64)	41
Closing position	(3,950)	(3,957)	(3,401)	(595)	(703)	(572)

(a)  This amount includes the acquisition of Winterthur.

(b)  The SORIE impact consists in the actuarial gains and losses recorded gross of policyholder benefit and gross of deferred tax. It represents the actuarial gains or losses recorded as a provision with a corresponding amount recognized in shareholders’ equity.

During 2006, the change in the SORIE component of shareholders’ equity after deduction of deferred tax and policyholder benefits was €258 million (€–415 million in 2005 and €–319 million in 2004). As at December 31, 2006, the cumulative impact since first time application amounted to €–478 million (€–736 million at the end of 2005).

25.2.7. Change in the liability recognized in the balance sheet
(excluding separate assets)

The change in the balance sheet liability from January 1, 2006 to December 31, 2006 captures only the evolution of the liability recorded in the Group’s balance sheet. It does not take into account separate assets. The change excluding separate assets is presented in the table below:

					(in Euro million)
	Pension benefits			Other benefits
	2006	2005	2004	2006	2005	2004
Change in the liability recognized in the balance sheet
Balance sheet liability, beginning of the year	(6,654)	(5,666)	(4,953)	(703)	(572)	(609)
Net periodic benefit cost	(225)	(257)	(265)	(23)	(66)	(33)
Adjustment due to separate assets	(232)	(210)	(212)	–	–	–
Employer contributions	114	136	114	4	5	3
Benefits paid directly	128	115	104	45	44	26
Benefits paid through separate assets	168	168	155	–	–	–
Acquisitions and disposals (including Winterthur acquisition)	(548)	–	(322)	(8)	(23)	–
Net transfer of separate assets to plan assets	155	82	(3)	–	–	–
Actuarial gains and losses recognized in the SORIE component (including exchange rate impact)	392	(667)	(445)	24	(28)	–
Exchange rate impact	272	(355)	161	66	(64)	41
Balance sheet liability at the end of the year	(6,430)	(6,654)	(5,666)	(595)	(703)	(572)
Fair value of separate assets at the end of the year	2,480	2,697	2,265	–	–	–
Net economic funding position at the end of the year	(3,950)	(3,957)	(3,401)	(595)	(703)	(572)

25.2.8. Change in actuarial gains and losses recognized in the balance sheet in the SORIE component of shareholders’ equity

The Statement Of Recognized Income and Expense (SORIE) is an integral part of the statement of changes in shareholders’ equity. It includes actuarial gains and losses as well as net income for the period (see note 13).

The table below shows the change in the SORIE component between January 1, 2004 and December 31, 2006 due to adjustments arising on plan liabilities and adjustments arising on plan assets.

					(in Euro million)
	Pension benefits			Other benefits
	2006	2005	2004	2006	2005	2004
Opening actuarial gains and losses recognized in shareholders’ equity	(1,112)	(445)	–	(28)	–	–
Experience adjustments on plan liabilities	226	(1,053)	(469)	28	(30)	–
Experience adjustments on plan assets	141	426	85	(5)	3	–
Exchange rate impact	24	(40)	(62)	–	(1)	–
Closing actuarial gains and losses recognized in shareholders’ equity	(720)	(1,112)	(445)	(4)	(28)	–

25.2.9. Near-term cash flows (benefits paid and employer contributions)
a) Benefits paid

		(in Euro million)
	Pension benefits	Other benefits
Estimated future benefits paid
2007	835	44
2008	727	42
2009	752	41
2010	789	40
2011	771	39
Five years thereafter	3,900	225

b) Employer contributions
The estimated amount of 2007 employer contributions for pension benefits was €280 million (€259 million estimated in 2005 for 2006). The estimated amount for other benefits was €24 million (€28 million estimated in 2005 for 2006).
These amounts are subject to uncertainty as they will be driven by 2007 economics.

25.2.10. Asset mix at the end of 2006

The table below shows the plan asset mix at end 2006:

	Total Group	Europe	North America	Other
Plan asset mix
Equities	40.12%	38.90%	62.44%	55.57%
Bonds	43.13%	43.94%	35.88%	25.81%
Real estate	8.54%	8.76%	1.56%	8.56%
Other	8.21%	8.40%	0.12%	10.05%
TOTAL	100%	100%	100%	100%
TOTAL in euro million	8,225	7,447	529	249

The table below shows the total asset mix i.e., for plan assets and separate assets:

	Total Group	Europe	North America	Other
Total asset mix
Equities	45.35%	37.11%	73.06%	55.57%
Bonds	39.26%	45.60%	18.53%	25.81%
Real estate	8.34%	8.42%	8.02%	8.56%
Other	7.06%	8.87%	0.39%	10.05%
TOTAL	100%	100%	100%	100%
TOTAL in euro million	10,704	8,128	2,327	249

As pension liabilities are of a long-term nature, a mixture of bond, equity, and real estate investments is used in the plan assets. The percentage of equities is higher in the Anglo-Saxon countries, where investment strategy is often determined by Plan trustees. This asset mix generates some degree of volatility in returns, but over the long-term is expected to provide a higher return than pure bond investments. Higher return is consistent with past experience, but may not be the case in the future.

The asset mix is maintained close to the target level, with minor fluctuations over time due to shifting market values of assets. The acquisition of Winterthur in 2006 had an impact on the evolution of the asset mix between 2005 and 2006.

Various methods are used to determine the expected long-term return on the Group’s assets depending on geographic area. Globally, it is based on historic returns adjusted for future expectations in each asset class. In addition, external consultants review or determine these assumptions to guarantee their appropriateness for each country.

25.2.11. Other employee benefits

AXA provides certain medical and life insurance benefits (“post-retirement benefits”) to employees, managers and agents who retire after having met certain age and service requirements. The life insurance benefits are related to age and salary at retirement. The expected costs of providing post-retirement benefits are accrued over this vesting period.
AXA paid €40 million in post-retirement benefits for the year ended December 31, 2006 (€39 million in 2005 and
€30 million in 2004).

25.2.12. Balance sheet reconciliation

		(in Euro million)
	2006	2005	2004
Balance sheet reconciliation
Net position (excluding separate assets):
Employee benefit liabilities	(7,025)	(7,357)	(6,238)
Other liabilities	(290)	(375)	(362)
TOTAL	(7,315)	(7,732)	(6,600)

25.3. Share-based compensation

		(in Euro million)
	2006	2005	2004
Cost by plan
AXA SA stocks options	33.2	27.1	19.3
2003 grants	3.0	6.3	9.7
2004 grants	8.2	12.6	9.6
2005 grants	10.9	8.2
2006 grants	11.1
AXA stock options for U.S. holding company	24.0	16.0	11.5
2005 AXA SA grants	4.3	3.3
2006 AXA SA grants	11.2
AXA ADR grants	8.5	12.7	11.5
AXA SA stock options for agents (2004)			6.9
AXA Group shareplan	16.3	10.5	19.0
Classic plan	4.3	1.7	1.5
Leveraged plan	12.0	8.8	17.6
AXA performance shares	13.6	5.9
2005 grants	8.4	5.2
2006 grants	4.1
Restricted Shares 2005	1.1	0.7
AXA performance unit plans	48.8	14.8	5.1
2004 equity grants	0.6	0.7
2005 equity grants	1.7	1.1
2006 equity grants	1.3
2004 cash grants	11.8	5.7	5.1
2005 cash grants	22.0	7.3
2006 cash grants	11.5
AXA Financial share-based compensation instruments	13.0	39.4	23.5
AXA Financial SAR	8.3	29.0	13.0
AXA Financial restricted shares and PARS	4.7	10.4	10.4
AXA APH stock option plan	5.5	4.0	2.2
TOTAL	155.3	117.6	87.7

The total employee share-based compensation cost of €155.3 million shown above does not include the cost generated by the liquidity guarantee granted by AXA SA to old AXA IM stock option plans, which amounted to a non-
recurring cost of €30 million recorded in 2006.

In accordance with IFRS 2, the cost shown above includes equity-settled share-based payment instruments for grants made after November 7, 2002 which had not yet vested at December 31, 2003.

The total share-based compensation cost also includes transaction costs directly related to the issuance of share-
based compensation instruments by the Group and by AXA subsidiaries.

Following the acquisition of Winterthur, and to avoid the dilution of stock options, performance units and performance shares, the number of outstanding stock options, performance units and performance shares was adjusted to maintain (not increase) the value of these instruments to employees.

25.3.1. Share-based compensation instruments issued by the Group

AXA SA STOCK OPTIONS

Executive officers and other key employees may be granted options to purchase ordinary AXA shares under employee stock option plans. While the precise terms and conditions of each option grant may vary, options are currently (i)
granted at a price not less than the average closing price of the ordinary share on the Paris Stock Exchange during the
20 trading days preceding the date of grant, (ii) valid for a maximum term of ten years, and (iii) vest in installments of
33.33% per year on each of the second, third and fourth anniversaries of the grant date (generally in March).

For members of the executive committee, the first two installments vest unconditionally at the end of the vesting period.
However, the final installment will only vest if AXA shares outperform the DowJones Europe Stoxx Insurance index after a period of four years.

The following table shows AXA SA stock options granted under all plans, and not only the ones granted after November 7, 2002.

AXA SA STOCK OPTION PLANS

	Options (in million)			Weighted price (in Euro)
	2006	2005	2004	2006	2005	2004
Options
Outstanding on January 1	67.2	59.8	52.3	22.42	22.06	22.69
Granted	11.4	12.4	10.3	29.09	16.24	17.69
Capital increase	1.2	–	–	–	–	–
Exercised	(1.0)	(3.9)	(1.2)	24.34	11.50	9.44
Expired	–	–	–	–	–	–
Cancelled	(8.2)	(1.1)	(1.5)	15.95	22.22	23.94
Outstanding at December 31	70.6	67.2	59.8	23.71	22.42	22.06

The number of outstanding options and the number of exercisable options as at December 31, 2006 are shown below by maturity date:

(in million)

	Outstanding options			Exercisable options
	2006	2005	2004	2006	2005	2004
Exercisable until
July 9, 2006	0.0	0.6	1.2	0.0	0.6	1.2
January 21, 2007	0.0	1.9	3.0	0.0	1.9	3.0
September 9, 2007	0.1	0.2	0.2	0.1	0.2	0.2
September 29, 2007	0.0	0.1	0.1	0.0	0.1	0.1
April 19, 2008	5.0	6.1	6.3	5.0	6.1	6.3
June 8, 2009	5.0	5.2	5.2	5.0	5.2	5.2
November 17, 2009	0.2	0.2	0.2	0.2	0.2	0.2
July 11, 2010	0.1	0.1	0.1	0.1	0.1	0.1
July 4, 2010	5.3	5.3	5.4	5.3	5.3	5.4
November 12, 2010	0.2	0.2	0.2	0.2	0.2	0.2
May 8, 2011	7.6	7.6	7.7	7.6	7.6	5.2
February 26, 2012	6.8	8.5	8.7	6.8	5.2	2.9
March 13, 2013	7.4	9.1	10.4	5.0	1.9
March 26, 2014	9.3	9.9	10.1	3.1
March 29, 2015	8.3	8.4
March 29, 2015	3.5	3.5
June 16, 2015	0.0	0.0
June 27, 2015	0.2	0.2
July 1, 2015	0.0	0.0
September 21, 2015	0.1	0.1
March 30, 2016	7.3
March 30, 2016	3.9
September 24, 2016	0.1
November 12, 2016	0.0
Total number of options	70.6	67.2	59.8	38.4	34.5	30.9

	Outstanding options		Exercisable options
	Number (in million)	Exercise price (in Euro)	Number (in million)	Exercise price (in Euro)
Price range
€6.48 -€12.96	7.4	10.73	5.0	10.73
€12.96 -€19.44	9.4	17.29	3.2	17.24
€19.44 -€25.92	24.1	20.89	11.9	21.55
€25.92 - €32.40	24.1	29.26	12.8	29.93
€32.40 - €38.87	0.2	37.74	0.2	37.74
€38.87 - €45.35	5.4	39.91	5.4	39.91
€6.48 - €45.35	70.6	23.71	38.4	25.26

Information on options granted after November 7, 2002 is shown in the table below:

POST NOVEMBER 7, 2002
AXA SA STOCK OPTION PLANS
	Options (in million)			Weighted price (in Euro)
	2006	2005	2004	2006	2005	2004
Options
Outstanding on January 1	31.2	20.5	10.7	16.89	14.26	10.96
Granted	11.4	12.4	10.3	29.09	20.69	17.68
Capital increase	0.5	–	–	–	–	–
Exercised	(0.6)	(1.0)	–	14.58	10.96	10.96
Expired	–	–	–	–	–	–
Cancelled	(2.3)	(0.6)	(0.4)	19.96	8.91	13.91
Outstanding at December 31	40.2	31.2	20.5	20.14	16.89	14.26

The number of outstanding options and the number of exercisable options at December 31, 2006 are shown below by maturity date for AXA SA plans granted after November 7, 2002 :

						(in million)
	Outstanding options			Exercisable options
	2006	2005	2004	2006	2005	2004
Exercisable until
March 13, 2013	7.4	9.1	10.4	5.0	1.9
March 26, 2014	9.3	9.9	10.1	3.1
March 29, 2015	8.3	8.4
March 29, 2015	3.5	3.5
June 16, 2015	0.0	0.0
June 27, 2015	0.2	0.2
July 1, 2015	0.0	0.0
September 21, 2015	0.1	0.1
March 30, 2016	7.3
March 30, 2016	3.9
September 24, 2016	0.1
November 12, 2016	0.0
Total number of options	40.2	31.2	20.5	8.0	1.9

	Outstanding options		Exercisable options
	Number (in million)	Exercise price (in Euro)	Number (in million)	Exercise price (in Euro)
Price range
€6.48 -€12.96	7.4	10.73	5.0	10.73
€12.96 -€19.44	9.3	17.31	3.1	17.31
€19.44 -€25.92	12.2	20.25	0.0	0.00
€25.92 - €32.40	11.3	28.49	0.0	0.00
€6.48 - €32.40	40.2	20.14	8.0	13.26

The fair value of AXA SA stock options is calculated using the Black&Scholes option pricing model. The effect of expected early exercise is taken into account through the use of an expected life assumption based on historical data.
AXA SA share price volatility is estimated on the basis of implied volatility, which is checked against an analysis of historical volatility to ensure consistency. The expected AXA SA dividend yield is based on the market consensus. The risk-free interest rate is based on the Euro zone government bond benchmark curve for the appropriate term.

The option pricing assumptions and fair value for plans issued in 2006, 2005 and 2004 are as follows:

(in Euro million)

	2006	2005	2004
Assumptions
Dividend yield	3.5%	3.15%	3.10%
Volatility	28.00%	25.00%	28.00%
Risk-free interest rate	3.90%	3.31%	3.20%
Expected life (in years)	6.0	6.0	6.0
Weighted average fair value per option at grant date in Euro	6.48	4.15	3.96

The total cost of the AXA SA plans is amortized over the vesting period and an estimated 5% pre-vesting forfeiture rate is applied. On that basis, the expense recognized in profit & loss for the year ended December 31, 2006 was
€48.7 million (€3 million for the 2003 grants, €8.2 million for the 2004 grants, €15.2 million for the 2005 grants and
€22.3 million for the 2006 grants). Among the 2005 and 2006 grants, the expense relating to AXA SA share options granted to AXA Financial employees was €15.5 million.

AXA ADR STOCK OPTIONS

The U.S. holding company may grant options to purchase AXA ADRs. These options are issued at the market value of
AXA ADRs on the date of grant. Options granted prior to 2004 vest over a three-year period, with one third vesting on each anniversary date. However, starting in 2004, new grants generally vest over a four-year period with one third vesting on each of the second, third and fourth anniversary dates (generally in March). Options currently issued and outstanding have a 10-year contractual term from their date of grant.

The following tables show a summary of the U.S. holding company’s AXA ADR stock option plans :

AXA ADR STOCK OPTION PLANS	Options (in million)			Weighted price (in U.S.$)
	2006	2005	2004	2006	2005	2004
Options
Outstanding on January 1	38.6	44.0	40.9	24.06	23.03	23.04
Granted	0.7	1.8	7.2	23.26	26.77	20.66
Capital increase	0.0	–	–	–	–	–
Exercised	(9.1)	(5.7)	(2.5)	22.08	15.68	14.82
Expired	–	(1.5)	(1.6)	33.57	29.22	23.74
Cancelled	(3.4)	–	–	–	–	–
Outstanding at December 31	26.8	38.6	44.0	23.40	24.06	23.03

The 0.7 million options shown for 2006 in the “granted” line in the table above is largely the adjustment made to offset the dilution due to the capital increase done to finance the acquisition of Winterthur, as employee and associates now receive AXA S.A. shares rather than ADR options.

	Outstanding options		Exercisable options
	Number (in million)	Exercise price (in U.S.$)	Number (in million)	Exercise price (in U.S.$)
Price range
$9.93 – $12.72	4.1	$12.30	4.1	$12.30
$13.10 – $16.35	1.0	$14.38	1.0	$14.38
$17.54 – $22.24	9.4	$19.53	4.7	$18.84
$25.41 – $32.18	10.7	$29.33	8.9	$29.97
$35.10	1.5	$35.10	1.5	$35.10
$9.93 – $ 35.10	26.8	$23.40	20.2	$23.40

The following table shows information for grants after November 7, 2002:

POST NOVEMBER 7, 2002	Options (in million)			Weighted price (in U.S.$)
AXA ADR STOCK OPTION PLANS	2006	2005	2004	2006	2005	2004
Options
Outstanding on January 1	14.0	14.5	8.9	18.18	16.36	12.60
Granted	0.1	1.8	7.1	34.23	26.77	20.66
Capital increase	–	(1.9)	–	–	–	–
Exercised	(2.5)	(0.4)	(0.9)	13.85	12.82	12.56
Expired	(0.3)	(0.4)	(0.6)	21.29	18.59	15.49
Cancelled	0.0	–	–	0.00	–	–
Outstanding at December 31	11.3	14.0	14.5	18.70	18.18	16.36

	Outstanding options		Exercisable options
	Number	Exercise price	Number	Exercise price
Price range	(in million)	(in U.S.$)	(in million)	(in U.S.$)
$9.93 – $15.12	3.5	$12.26	3.5	$12.26
$19.50 – $27.45	7.8	$21.62	2.0	$20.21
$9.93 – $27.45	11.3	$18.70	5.5	$15.12

The fair value of AXA ADR stock options is calculated using the Black&Scholes option pricing model. The effect of expected early exercise is taken into account through the use of an expected life assumption based on historical data.
AXA ADR volatility is based on AXA SA ordinary shares volatility, adjusted for the US$/€ exchange rate volatility.
The expected dividend yield on AXA SA shares is based on the market consensus. The risk-free interest rate is based on the U.S. Treasury bond curve for the appropriate maturity.

The option pricing assumptions and fair value for plans issued in 2005 and 2004 are as follows:

	2005	2004
Assumptions
Dividend yield	3.01%	3.10%
Volatility	25.00%	29.00%
Risk-free interest rate	4.27%	2.90%
Expected life (in years)	5.0	5.0
Weighted average fair value per option at grant date (in U.S.$)	5.65	4.44

From 2006 on, there are no more AXA ADR grants to employees or associates.

AXA GROUP SHAREPLAN
AXA offers its employees the opportunity to become shareholders through special employee share offerings. In countries that meet the legal and fiscal requirements, two investments options are available: the traditional plan and the leveraged plan.

In the traditional plan, employees invest in AXA shares at a discount to the market price for unrestricted shares. In the leveraged plan, an independent bank supplements the employees’ investment so that the total investment is a multiple of the contribution made by the employees. This total sum is invested in AXA shares at a discount to market price for unrestricted shares. After a period of five years, employees receive a percentage of any gains made on the investment, with a guaranteed minimum equal to the amount of their initial investment.

The cost of this plan is valued taking into account the five-year lock-up period, as recommended by the CNC (Conseil
National de la Comptabilité). The CNC approach values the restricted shares through a replication strategy whereby the employee would sell the restricted shares forward at the end of the lock-up period, borrow enough money to buy unrestricted shares immediately, and uses the proceeds of the forward sale together with dividends paid during the lock-up period to finance the loan. For the leveraged plan, the cost also includes the opportunity gain implicitly provided by AXA by enabling its employees to benefit from an institutional price for derivatives as opposed to a retail price.

On September 18, 2006, the AXA Group made an employee share offering at €22.88 per share for the traditional plan
(discount of 20% to the reference price of €28.60 representing the average over the twenty trading days preceding the date of announcement) and €24.25 per share for the leveraged plan. Subscriptions amounted to 15.5 million shares, increasing the share capital by €375.5 million. This offering represented a total cost of €16.3 million taking into account the five-year lock-up period.

In 2006, the cost of the lock-up period was measured at 13.41% for the traditional plan and 14.32% for the leveraged plan (different discounts). In addition to the lock-up cost, the opportunity gain offered to the employees under the leveraged plan was measured at 2.26%.

The table below shows the main features of the plan, the amounts subscribed, valuation assumptions, and the cost of the plan for 2006, 2005 and 2004.

PLAN MAIN FEATURES

		2004			2005			2006
	Traditional		Leveraged	Traditional		Leveraged	Traditional		Leveraged
Plan maturity (in years)	5		5	5		5	5		5
[a] Discount to face value	20.00%		20.00%	20.00%		17.50%	20.00%		15.21%
Reference price (in Euro)		16.55			22.15			28.60
Subscription price (in Euro)		13.50		18.06		18.63	22.88		24.25
Amount subscribed by employee (in Euro million)	43.5		21.1	33.7		26.8	51.8		32.0
Total amount subscribed (in Euro million)	43.5		213.3	33.7		270.6	51.8		323.7
Total number of shares subscribed (in million shares)	3.2		15.6	1.9		14.4	2.3		13.2
Interest rate on employee loan	7.37%		7.37%	7.16%		7.62%	7.01%		7.34%
5-year risk-free rate (euro zone)		2.97%			3.09%			3.66%
Dividend yield		3.50%			2.24%			3.96%
Early exit rate		1.34%			3.20%			3.34%
Interest rate for borrowing securities (repo)		0.00%			0.00%			0.20%
Retail / institutional volatility spread	N/A		7.00%	N/A		4.40%	N/A		4.20%
[b] Cost of the lock-up for the employee		17.15%		16.07%		> 17.50%	13.41%		14.32%
[c] Opportunity gain	N/A		3.75%	N/A		2.68%	N/A		2.26%
Total cost for AXA = [a] – [b]+ [c] (equivalent to a discount)	2.85%		6.60%	3.93%		2.68%	6.59%		3.15%
Total cost for AXA (in Euro million)	1.5		17.6	1.7		8.8	4.3		12.0

OTHER SHARE-BASED COMPENSATION
To a lesser extent, AXA issued Performance Units in 2004, 2005 and 2006. During the vesting period, the Performance
Units initially granted are subject to non-market performance criteria. The value of each Performance Unit is equal to the average AXA share price before the settlement (which is cash rather than equity-settled in most cases).
The total cost of the Performance Units recorded in earnings in 2006 was €48.8 million (€3.5 million for the equity-
settled portion and €45.3 million for the cash-settled portion).

In 2005 and 2006, Performance Shares were issued in France only.

Performance Shares are similar to Performance Units, but the payment is equity-settled rather than cash-settled.
In France, most of the Performance Units granted to employees have been converted into Performance Shares.
The total cost of Performance Shares was €13.6 million in 2006.

25.3.2. Share-based compensation instruments issued by local entities

Only those plans that are material at Group level are described below.

AXA ASIA PACIFIC HOLDING STOCK OPTION PLAN

To a lesser extent, AXA APH grants stock options based on APH shares, with both market and non-market performance conditions.

These plans are valued according to the IFRS applicable in Australia. The total cost for this plan in 2006 was €5.5 million.

AXA FINANCIAL SHARE-BASED COMPENSATION PLANS

The total cost of AXA Financial’s share-based compensation plans in 2006 included €8.3 million in respect of AXA
Financial Stock Appreciation Rights (as they are subject to variations in the basis of recognition due to changes in the market value of AXA ADRs) and €4.7 million in respect of AXA ADR Restricted Shares and Performance Accelerated
Restricted Shares granted to senior executives and non-employee directors.

25.4. Compensation of Management and officers

In 2006:

- Short-term benefits: compensation paid to members of the Management Board in respect of 2006 totaled
€14.9 million, including fixed salary, bonuses, directors’ fees and benefits in kind.

- Long-term benefits: amounts provisioned or recognized by AXA SA and its subsidiaries for the payment of pensions or retirement benefits to its corporate officers (members of the Management Board, Chairman of the Supervisory
Board and the employees’ representative on the Supervisory Board) totaled €33.8 million.

- Share-based compensation: the expense recognized in 2006 in respect of share-based compensation granted to
Management Board members was €13 million.

In 2005:

- Short-term benefits: compensation paid to members of the Management Board in respect of 2005 totaled
€12.4 million, including fixed salary, bonuses, directors’ fees and benefits in kind.

- Long-term benefits: amounts provisioned or recognized by AXA SA and its subsidiaries for the payment of pensions or retirement benefits to its corporate officers (members of the Management Board, Chairman of the Supervisory
Board and the employees’ representative on the Supervisory Board) totaled €29.4 million.

- Share-based compensation: the expense recognized in 2005 in respect of share-based compensation granted to
Management Board members was €11.1 million.

25.5. Salaried workforce

At December 31, 2006, the Group, excluding Winterthur, employed 81,025 salaried people on a full-time equivalent basis (78,800 in 2005 and 76,339 in 2004). The total number of full time equivalent employees at December 31, 2006 including Winterthur was 96,009.

The increase, excluding Winterthur, was mainly due to:

– South East Asia Life (444 employees), mainly resulting from the acquisition of MLC Indonesia and MLC Hong Kong, and the launch of the Avanssur platform in Poland in 2006 (164 employees);

– the acquisition of Citadel in Canada (316 employees);

– an increase in administrative staff, the teams that manage customers of financial partners, and the private banking team at AllianceBernstein (602 employees);

– an increase in the Assistance business (600 employees), mainly in Latin America, Central Europe and the
Mediterranean basin.

Note 26: Net income per ordinary share

The Company calculates a basic net income per ordinary share and a diluted net income per ordinary share:

- The calculation of the basic net income per ordinary share assumes no dilution and is based on the weighted average number of ordinary shares outstanding during the period.

- The calculation of diluted net income per ordinary share takes into account shares that may be issued as a result of stock option plans and convertible bonds. The effect of stock option plans on the number of fully diluted shares is taken into account only if options are considered to be exercisable on the basis of the average stock price of AXA share over the period. The effect of convertible bonds (on the number of shares and on income) is integrated in the calculation if it actually generates a dilution of the net income per share.

The share capital increase with preferential subscription rights launched by AXA on June 14, 2006 to finance part of the acquisition of Winterthur has resulted in the issue of 208,265,897 new shares at a price of €19.80 compared to a market price of €24.47. According to IAS 33, share issues carried out at a below-market price may give rise to an adjustment to the average number of shares during the period and in each period presented. As a consequence, the loss of value suffered by existing shares represents the value of the existing shareholders’ theoretical subscription right, and the issue can be regarded as a bonus issue in the amount of the total value of the subscription rights. An adjustment factor (1.019456) equal to the pre-transaction share price divided by the theoretical post-transaction value of the shares is applied to the weighted average number of shares outstanding in each period.

As a result of these factors, along with the dilutive effect of convertible bond plans, the fully diluted number of shares at December 31, 2006 was 2,032 million.

In 2006, earnings per share calculation was as follows:

(in Euro million) (c)

	December 31, 2006	December 31, 2005 (d)	December 31, 2004 (d)
NET INCOME GROUP SHARE A	5,085	4,318	3,793
Weighted average number of ordinary shares (net of treasury shares) – opening	1,855	1,921	1,782
Increase in capital (excluding stock option exercised) (a)	97	–	53
Stock option exercised (a)	3	2	1
Treasury shares (a)	3	(1)	3
Impact of the merger AXA-FINAXA (a)	–	(2)	–
Share purchase program (a)	(11)	(3)	–
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES B	1,948	1,917	1,839
NET INCOME PER ORDINARY SHARE C = A / B	2.61	2.25	2.06
Potentially dilutive instruments
– Stock options	16	8	6
– Subordinated convertible Notes - February 8, 2000	28	27	27
– Subordinated convertible Notes - February 8, 1999	38	37	37
– ORAN (a)	–	–	60
– Other	2	1	–
FULLY DILUTED – WEIGHTED AVERAGE NUMBER OF SHARES D	2,032	1,991	1,969
NET INCOME (b) E	5,199	4,428	3,899
FULLY DILUTED NET INCOME PER ORDINARY SHARES F = E / D	2.56	2.22	1.98

(a)  Weighted average.

(b)  Taking into account the impact of potential dilutive instruments.

(c)  Except for number of shares (million of units) and earnings per share (euros).

(d)  Following any significant capital increase with a stock price lower than the market price, average number of shares and consequently earning per share over each period shall be restated to take into account this event.

Note 27: Related-party transactions

In 2006 the Company was party to the following transactions with related parties which may be deemed to have been material to AXA or the related party in question or unusual in their nature or conditions.

Relationships with the Mutuelles AXA
The Mutuelles AXA (AXA Assurances IARD Mutuelle and AXA Assurances Vie Mutuelle) are two mutual insurance companies engaged in the Property & Casualty insurance business and Life & Savings insurance business in France.
The Mutuelles AXA have no shares outstanding and the business of each Mutuelle is supervised by a board of directors elected by delegates representing policyholders. The Company and the Mutuelles have in common certain members of management and certain members of the Company’s Supervisory Board and Management Board serve as directors or executive officers of the Mutuelles AXA.

The insurance businesses of the Mutuelles AXA and the insurance businesses of the Company’s French insurance subsidiaries use similar distribution channels and are managed as a single business, subject to legal and management arrangements established to maintain the legal distinctions between their respective businesses. Certain of the costs and expenses of operating these businesses (other than commissions) are shared by these subsidiaries and the
Mutuelles AXA and allocated among them through a Groupement d’Intérêt Economique or “GIE” which is a type of
French inter-company partnership more fully described below. There are no agreements between the Mutuelles AXA and the Company’s insurance subsidiaries that restrict in any way their ability to compete with one another.

The Property & Casualty insurance business generated in France by insurance brokers is underwritten through a coinsurance arrangement between AXA France IARD, a Property & Casualty insurance subsidiary of the Company, and
AXA Assurances IARD Mutuelle. Technical results are shared between entities in proportion with their written premiums.
Aggregate written premiums recorded in the agreement amounted to €1,522 million in 2006 (of which €1,354 million was attributed to AXA France IARD).

Groupement d’Intérêt Economique (GIE)
From time to time the Company enters into GIE’s with certain of its subsidiaries. GIEs are French intercompany partnerships, governed by French law, created to perform various common services for their members and to allocate associated costs and expenses among their members. The allocation of costs and expenses invoiced to GIE members may be based on various agreed criteria including particular cost drivers. In 2006, expenses invoiced by GIEs to the
Company, its subsidiaries and affiliates amounted to approximately €151.1 million. These GIEs cover a variety of common services including services performed by the AXA Group’s central functions for the benefit of AXA Group companies (such as finance, accounting and reporting, tax, legal, marketing and brand, internal audit, human resources, procurement, information systems, risk management, etc.), cash management services for the Company and certain of its subsidiaries and affiliates as well as other services.

Loans/Guarantees/Capital Contributions
AXA has given numerous commitments and guarantees, including financing commitments, guarantees given to financial institutional institutions and customers, pledged assets, collateralized commitments and letters of credit. For a detailed description of these commitments and guarantees, see note 28 “Contingent assets and liabilities and unrecognized contractual commitments”. Certain of these guarantees are given by the Company for the benefit of its subsidiaries and affiliates for various business purposes including to promote development of their business, support their credit ratings, and promote efficient use of the Group’s capital resources. In this context, the Company may guaranty repayment of loans extended from one of its subsidiaries to another and/or guarantees other obligations of its subsidiaries to third parties. The beneficiaries of these guarantees are generally required to compensate the Company at a negotiated rate based on prevailing market rates and conditions for guarantees of a similar nature. In addition, from time to time, the Company may provide comfort or similar letters to rating agencies and/or regulators for the benefit of its subsidiaries and affiliates for various business purposes, including facilitating specific transactions, achieving target ratings levels and, more generally, helping develop the business of these subsidiaries.

The Company, from time to time, makes capital contributions and/or loans to its subsidiaries and affiliates to finance their business operations, acquisitions or for other business purposes. Loans bear interest at varying rates that generally reflect prevailing market rates at the respective dates such loans were originated. These transactions may involve the Company acquiring different types of securities from its subsidiaries and affiliates (e.g. ordinary shares, preferred shares, senior debt securities, subordinated debt securities, etc.) from time to time.

Key Management and Directors
At December 31, 2006, there was one loan outstanding from a banking subsidiary of the Company to a member of
AXA’s Management Board. The loan was for an amount of €200,000, bearing interest at a rate of 4.58% annually and had a 10-year term. The loan was made in the ordinary course of business of the Company’s banking subsidiary at prevailing market terms and conditions.

At December 31, 2006, there were no other loans outstanding from the Company to any members of AXA’s
Management Board or Supervisory Board.

Various executive officers and directors of the Company may from time to time purchase insurance, wealth management or other products or services offered by AXA in the ordinary course of its business. The terms and conditions of these transactions are substantially similar to the terms and conditions generally available to the public or to AXA employees generally.

Note 28: Contingents assets and liabilities
and unrecognized contractual commitments

28.1. Breakdown of commitments received

			(in Euro million)
	December 31, 2006	December 31, 2005	December 31, 2004
Commitments to finance	8,308	8,280	7,821
Financial institutions	8,308	8,280	7,821
Customers	–	–	–
Guarantees	4,088	3,985	2,828
Financial institutions	287	252	234
Customers	3,801	3,733	2,594
Other	25,304	18,174	14,011
Pledged assets and Collaterized commitments	21,665	14,241	10,191
Letters of credit	1,233	1,075	627
Commitments on sales currently processed	260	320	262
Commitments related to construction	–	–	–
Other engagements	2,147	2,539	2,931
TOTAL	37,700	30,440	24,660

Off-balance sheet commitments received by AXA totaled €37,700 million, an increase of €7,260 million compared to
2005.

Off-balance sheet commitments received by Winterthur totaled €2,959 million, mainly corresponding to (i) €2,934 million of collateral for mortgage loans and (ii) €25 million of guarantees received from banks for tax disagreement with the
Spanish government.

Excluding Winterthur’s contribution, off-balance sheet commitments received by AXA were up €4,302 million, mainly due to pledged securities and real collateral (€+4,490 million) and letters of credit (€+157 million), partially offset by other commitments (€–392 million). These commitments break down as follows:

Financing commitments received totaled €8,308 million at December 31, 2006 and consisted of :

- AXA SA credit lines (€6,315 million),

- AllianceBernstein credit lines (€884 million) mainly comprising credit facilities (€304 million) and revolving credit facilities (€353 million) from various banks and other lenders,

- bank credit lines granted to AXA Life Japan as part of its Life & Savings operations (€362 million),

- the American holding company’s share in a Group cash facility since July 9, 2004 (€380 million),

- credit facilities received by AXA RE from ceding companies as part of its reinsurance operations (€367 million).

Financing commitments were almost stable at December 31, 2006 compared to 2005.

Guarantees amounted to €4,088 million (€4,063 million excluding Winterthur’s contribution), mainly consisted of (i)
guarantees received from customers of AXA Bank Belgium and the Belgian Life & Savings entities (€2,773 million) and from French banks (€995 million) principally in the form of mortgages on buildings that provide security for loans and
(ii) €94 million of guarantees received from credit institutions in the case of the failure of general agents of AXA Italian entities.

Excluding Winterthur’s contribution, guarantees increased slightly by €78 million in 2006, mainly due to an increase in guarantees received by AXA Bank Belgium (€+169 million), partially offset by a decrease of the Belgian Life & Savings entities ones (€–81 million).

Pledged assets and real collateral totaled €21,665 million at December 31, 2006 (€18,731 million excluding
Winterthur’s contribution), mainly consisted of:

- Mortgage security interests taken by AXA Bank Belgium for home loans and other business loans (€12,577 million).

- Securities pledged to secure loans (€4,715 million) and short-term securities borrowings (€667 million) received by
Japanese entities. Commitments were also given on these products.

- Pledged securities representing technical commitments made by reinsurers, mainly for French Life & Savings companies (€218 million) and AXA Corporate Solutions Assurance (€271 million).

The €4,490 million increase in 2006 resulted mainly from new guarantees received by the Japanese entities under reverse-repo transactions (€+3,181 million), and by AXA Bank Belgium (€+1,213 million) due to higher portfolio of home loans (€+1,027 million) and Money Market activity (€+86 million).

Other commitments totaled €2,147 million at December 31, 2006, broken down as follows:

-€1,117 million of commitments received by AXA France Vie including €953 million in respect of assets belonging to provident societies (third-party management).

- At AXA RE, guarantees relating to forward currency transactions (€684 million) and notional commitments received by AXA RE on derivatives hedging ABR products (€62 million). Commitments were also given in an equivalent amount in relation to these products.

- Commitments received from shareholders of an AXA real estate company, covering the investment period (€150 million).

- Commitments received by AXA Bank Belgium as part of its Money Market activity (€38 million).

The €392 million decrease was mainly due to a decrease in commitments received by AXA France Vie on stock lending activities (€–160 million) and by AXA Bank Belgium on its Money Market activity (€–188 million).

Letters of credit amounted to €1,233 million at December 31, 2006, mainly relating to the life insurance and reinsurance business in the United States (€1,132 million, representing a decrease of €135 million or €268 million at constant exchange rates).

28.2. Breakdown of commitments given

						(in Euro million)
	December 31, 2006					December 31, 2005	December 31, 2004
	Due in one year or less	Due after one year through three years	Due after three years through five years	Due after five years	TOTAL	TOTAL	TOTAL
Commitments to finance	2,609	433	592	340	3,974	2,077	2,739
Financial institutions	247	429	578	122	1,376	85	81
Customers	2,362	4	14	218	2,598	1,991	2,658
Guarantees	829	1,689	449	2,710	5,677	6,506	6,198
Financial institutions	160	190	126	2,543	3,020	2,317	1,730
Customers	669	1,499	322	167	2,657	4,189	4,468
Other	14,631	1,530	275	6,359	22,795	17,110	10,920
Pledged assets and Collaterized commitments	13,401	361	39	2,019	15,821	10,428	5,440
Letters of credit	88	2	2	581	673	926	670
Commitments on sales currently processed	64	196	–	–	260	257	262
Commitments related to construction	165	192	15	–	372	101	152
Other engagements	913	779	219	3,758	5,668	5,399	4,396
TOTAL	18,070	3,652	1,316	9,409	32,446	25,693	19,857

Commitments given by AXA totaled €32,446 million, an increase of €6,753 million compared to 2005.

Commitments given by Winterthur totaled €2,217 million, mainly consisted of:

-€709 million of financing commitments to credit institutions including €664 million given by the Swiss entities for future investment by private equity funds.

- €585 million of financing commitments to customers, mainly including commitments related to mortgage loans granted by DBV Finance in the Netherlands (€392 million) and the German life and health entities (€176 million).

- €322 million of other commitments given, mainly including (i) €25 million in credit lines granted by the German holding company to Commerzbank, and (ii) commitments given by the German entities to two real estate funds (€120 million)
and to the German insurance guarantee fund “Protektor” that takes over insurance policies if insurance companies fail (€162 million).

- €268 million of construction commitments given by the Swiss entities as part of their real estate management business.

- €143 million of pledged securities including €82 million related to Dutch government bonds pledged to ABN Amro and €59 million of securities pledged by the Swiss entities to third parties.

-€135 million of guarantees given to customers by other international operations, including €75 million related to the sale of the Churchill Group in 2003 to the Royal Bank of Scotland, and €60 million covering letters of indemnity for two former directors of the Australian holding company.

- €29 million in letters of credit given by the Swiss entities.

Excluding Winterthur’s contribution, commitments given by AXA rose by €4,536 million. The increase was mainly due to pledged securities and real collateral (€+5.251 million) and financing commitments (€+603 million), partially offset by a decrease in guarantees (€–988 million).

Financing commitments given totaled €3,974 million as at December 31, 2006 (€2,680 million excluding Winterthur’s contribution), consisted of:

- Financing commitments to customers (€2,013 million excluding Winterthur’s contribution), mainly comprising commitments related to home loans granted by AXA Bank Belgium (€1,057 million), and credit lines and overdraft authorizations granted by the French banks to their customers (€953 million). These commitments were almost stable compared to 2005.

- Financing commitments to credit institutions (€667 million excluding Winterthur’s contribution), mainly comprising financing guarantees (less than €20 million each) granted by AXA Equitable to various partners (€530 million) and a guarantee relating to loans granted to French general agents (€74 million). These commitments increased by €582 million in 2006 following a reclassification of guarantees granted by AXA Equitable as financing commitments (€530 million).

Guarantee commitments totaled €5,677 million (€5,518 million excluding Winterthur’s contribution) as at December 31,
2006, and consisted of:

- Guarantees commitments given to credit institutions (€2,995 million excluding Winterthur’s contribution) mainly including collateral and pledges given by AXA SA to credit institutions (€2,705 million), financial guarantees given by the German holding companies (€115 million) including €83 million in favour of a real-estate company and guarantees given by AllianceBernstein to a commercial bank in 2002 to guarantee some of Sanford C. Bernstein’s commitments (€95 million).

- Guarantees commitments given to customers (€2,522 million excluding Winterthur’s contribution) mainly including (i) performance guarantees granted by the French banks to funds managed by AXA Investment Managers
(€1,919 million), the fair value of this commitment being zero as at December 31, 2006, and (ii) a guarantee provided by AXA Australia as part of its mutual funds distribution business, guaranteeing that customers will recoup their initial investment in the funds (€508 million).

Guarantee commitments decreased by €988 million overall, mainly due to the decrease in performance guarantees given by the French banks (€–1,604 million) and the reclassification of AXA Equitable’s guarantees as financing commitments (€–530 million). This decrease was partially offset by an increase in guarantees given by AXA SA to financial institutions related to credit lines granted to the Group’s entities (€+1,153 million).

Pledged assets and real collateral given totaled €15,821 million as at December 31, 2006 (€15,678 million excluding
Winterthur’s contribution), and mainly consisted of:

- Securities pledged as part of derivatives transactions (€695 million), securities given as guarantees for cash deposits received in securities lending transactions (€8,097 million), securities given as guarantees for short-term securities borrowing by Japanese entities (€809 million) - commitments were also received on these products - and securities pledged in respect of the Japanese insurance guarantee fund (€40 million).

- Securities pledged by AXA Bank Belgium to financial institutions in respect of repo operations (€3,692 million) and security interests given to the National Bank of Belgium as collateral for clearing-house activities (€1,661 million).

- A contribution of AXA Equitable of a real estate asset as collateral for a short-term debt (€349 million).

- Securities pledged by AXA Germany (€69 million), including €39 million to West LBank to hedge a dollar-
denominated reinsurance liability.

Overall, pledged assets and real collateral given increased by €5,251 million excluding Winterthur’s contribution due to an increase in securities pledged under Japanese stock lending transactions (€+4,566 million), and an increase in commitments given by AXA Bank Belgium in respect of repo transactions (€+699 million).

Letters of credit totaled €673 million as at December 31, 2006 (€642 million excluding Winterthur’s contribution), mainly related to the international insurance operations (€606 million). The decrease in letters of credit is mainly due to the fall in gross technical reserves in the international insurance segment and the non-recurrence of commitments related to Hurricanes Katrina, Wilma, Rita and Yvan in 2005.

Other commitments given totaled €5,668 million as at December 31, 2006 (€5,347 million excluding Winterthur’s contribution) and consisted mainly of:

- €580 million mainly in commitments due to the Parallel Ventures (€124 million) and AXA Private Equity funds
(€393 million) in the UK. These funds are vehicles (partnerships and similar vehicles) that allow exposure to private equity investments in UK, U.S. and European markets.

- €794 million in commitments given by AXA RE mainly relating to forward foreign-exchange transactions (€684 million)
and derivative products hedging ABR contracts (€62 million). Commitments were received on these products in equivalent amounts.

- €142 million of commitments given by the French Life & Savings business relating to capital and loans.

- €234 million of commitments given by the French Property & Casualty business, including €215 million of pledges.

- Commitments given by the German entities relating mainly to (i) future acquisitions by private equity funds
(€744 million) and a multi-tranche loan (€600 million), and (ii) a commitment given to “Protektor”, the German insurance guarantee fund (€263 million) in the case of a bankruptcy of the insurance companies.

AXA has issued the following subordinated convertible debt instruments (i) €1,524 million 2.5% issued in February 1999 and due in 2014, and (ii) €1,099 million 3.75% issued in February 2000 and due in 2017. The difference between the issue price and the redemption price (or in the event of non-conversion for the debt maturing in 2017) is amortized over the life of the instrument at the effective interest rate for each issue. The unamortized balance at December 31, 2006 was €1,083 million.

On January 11, 2007, the meetings of holders of AXA’s 2014 and 2017 convertible bonds were held to vote on an amendment of the final conversion dates of the bonds to January 26, 2007 in exchange for a cash payment in respect of the value of the conversion option.

The meeting of holders of the 2014 convertible bonds approved the amendment. Consequently, holders who did not convert their bonds by January 26, 2007, received €16.23 per bond on January 31, 2007. The meeting of holders of the 2017 convertible bonds did not approve the amendment. Consequently, to fully neutralize the dilutive impact of the
2017 convertible bonds AXA has purchased from a banking counterparty, for a total cash amount equivalent to the payment proposed to bondholders, call options on the AXA share with an automatic exercise feature. This feature is such that one option is automatically exercised upon each conversion of a convertible bond. Consequently, each issuance of a new share resulting from the conversion of the bond will be offset by the delivery by the bank to AXA (and subsequent cancellation) of an AXA share. The issuance of a share in respect of the conversion of the bond and the cancellation by AXA of the AXA share received will offset each other. As a result of this transaction, there will no longer be a change to the outstanding number of AXA shares created by the convertible bond conversion.

The scheme governing the financial reorganization of AXA Sun Life in 2001 (the “Scheme”) details arrangements under which assets from the inherited estate, attributed to AXA through the reorganization, may be transferred on a temporary or permanent basis to the “With-Profit” funds as required to support the capital requirements of these funds, as determined under the Scheme. In the case of a temporary transfer, assets and related investment income remain attributable to AXA since they will be returned when they are no longer required to support the capital requirements of the "With-Profit” funds, under the stringent tests set out in the Scheme. If all or part of the assets transferred are unlikely to be returned in the foreseeable future (taking into consideration the duration of in-force “With-Profit” policies), then the relevant part of the transfer would be designated permanent. Only a permanent transfer to the “With-Profit” funds would result in a charge against the profit and loss account. The maximum amount that could be transferred under the
Scheme is capped at the market value of surplus assets in the non-profit funds, which was £1.3 billion (€1.9 billion) as at December 31, 2006, however, the actual transfer at this date was nil.

On December 15, 2005 and after authorization on June 29, 2005 by the AXA Supervisory Board, the AXA Group (AXA
and its subsidiaries) and the BNP Paribas Group entered into an agreement that replaces the one in force since
September 12, 2001 (and amended on October 26, 2004).

The new agreement maintains the existing provisions in terms of minimal and stable cross-shareholdings (the AXA
Group undertakes initially to hold at least 43,412,598 shares of BNP Paribas stock; the BNP Paribas Group undertakes initially to hold at least 61,587,465 shares of AXA stock; these amounts will be adjusted thereafter to reflect the impact of capital transactions, including but not limited to free allotments of stock or share tenders involving the same company
(stock splits, business re-combinations, etc.), and capital increases involving either BNP Paribas or AXA), and also provides for a reciprocal repurchase option in the event of a hostile takeover attempt on either AXA or BNP Paribas.

In force for a period of five years as of the date of signature, this agreement is renewable automatically for an initial period of two years and for successive periods of one year thereafter, unless one of the two parties decides to terminate beforehand, in which case it is required to give three months notice prior to the next renewal date.

The agreement was made public by the AMF (Autorité des Marchés Financiers) on December 21, 2005.

On May 15, 2006, and after authorization on December 21, 2005 by the AXA Supervisory Board, the AXA Group (the
AXA Mutuelles, AXA and its subsidiaries) and the Schneider Group entered into an agreement that provides for the maintenance of minimal cross-shareholdings. Under the terms of this agreement, the AXA Group undertakes to hold at least 2,583,300 shares of Schneider stock and the Schneider Group undertakes to hold at least 8,816,681 shares of
AXA stock. The number of shares held under this cross-shareholding agreement will be adjusted as needed to reflect the impact of capital transactions, including but not limited to free allotments of stock or share tenders involving the same company (stock splits, business re-combinations, etc.). In addition, the parties have consented to a reciprocal repurchase option in the event of a hostile takeover attempt on either AXA or Schneider.

In force for a period of one year as of the date of signature, this agreement is renewable automatically for successive periods of one year thereafter, unless one of the two parties decides to terminate beforehand, in which case it is required to give three months notice prior to the next renewal date.

The agreement was made public by the AMF on May 31, 2006.

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

28.3. Other items: restriction on dividend payments
to shareholders

Some AXA subsidiaries, principally insurance companies, are subject to restrictions on the amount of funds they may transfer in the form of cash dividends or otherwise.

In most cases, the amounts available for distribution from AXA’s insurance subsidiaries are limited to net income for the year and retained earnings calculated in accordance with the accounting policies used by the subsidiaries to prepare their financial statements. Further restrictions may be imposed by the local insurance regulators in countries where AXA operates. In some cases, amounts available for distribution are also subject to regulatory capital adequacy tests or the approval of an independent actuary, or subject to individual provisions contained in a company’s by-laws.
In accordance with European Union directives, insurance companies with their registered office in a European Union member country are required to maintain minimum solvency ratios which must be supported by capital, retained earnings and reserves and unrealized capital gains on marketable securities and real estate as reported in regulatory filings in France or subject to approval by local regulators in some countries. AXA’s insurance operations in countries outside the European Union are also subject to local capital adequacy and solvency margin regulations. As at
December 31, 2006, AXA’s subsidiaries complied with the applicable solvency and capital adequacy requirements.

Note 29: Subsequent events

Sale of Winterthur’s U.S. operations

On January 4, 2007, AXA reached an agreement with QBE Insurance Group for the sale of Winterthur’s U.S. operations for US$1,156 million (€920 million taking into account hedges put in place by AXA for this transaction at 1 Euro =1.26 US$), and successfully completed the sale on May 31, 2007. In addition, Winterthur U.S. repaid US$636 million, of which
US$79 million had already been repaid in Q4 2006 (€506 million taking into account hedges put in place by AXA for this transaction at 1 Euro =1.26 US$) of inter-company loans to Winterthur Group. This transaction follows AXA’s decision to put Winterthur U.S. operations under strategic review, as initially announced on June 14, 2006.

Elimination of the potential dilutive impact of the 2014 and 2017 convertible bonds

On January 11, 2007, the meetings of holders of AXA’s 2014 and 2017 convertible bonds were held to vote on an amendment of the final conversion dates of the bonds to January 26, 2007 in exchange for a cash payment in respect of the value of the conversion option.

The meeting of holders of the 2014 convertible bonds approved the amendment. Consequently, holders who did not convert their bonds by January 26, 2007, received €16.23 per bond on January 31, 2007. The meeting of holders of the 2017 convertible bonds did not approve the amendment. Consequently, to fully neutralize the dilutive impact of the
2017 convertible bonds AXA has purchased from a banking counterparty, for a total cash amount equivalent to the payment proposed to bondholders, call options on the AXA share with an automatic exercise feature. This feature is such that one option is automatically exercised upon each conversion of a convertible bond. Consequently, each issuance of a new share resulting from the conversion of the bond will be offset by the delivery by the bank to AXA (and subsequent cancellation) of an AXA share. The issuance of a share in respect of the conversion of the bond and the cancellation by AXA of the AXA share received will offset each other. As a result of this transaction, there will no longer be a change to the outstanding number of AXA shares created by the convertible bond conversion.

For AXA shareholders, these transactions resulted in the elimination, from an economic point of view, of the potential dilutive impact of the 2014 and 2017 convertible bonds (i.e. a maximum of 65.8 million shares). The total cash consideration paid by AXA amounts to €245 million.

Acquisition of insurance brokers Stuart Alexander and Layton Blackham
On January 12, 2007, AXA UK announced that it has reached agreement with insurance brokers Stuart Alexander and Layton Blackham to acquire both businesses. AXA UK will be acquiring both firms through its subsidiary Venture
Preference Ltd which already owned 38.9% of Layton Blackham. The two companies are to be combined and will have considerable autonomy to develop the business and will maintain independent broking status. Quality accounts with current insurers will be maintained and grown. The total cash consideration paid for 61.1% of Layton Blackham and
100% of Stuart Alexander amounts to £58.5 million.

Acquisition of Swiftcover
On February 7, 2007, AXA UK announced that it is to acquire the UK’s only 100% online insurer, Swiftcover, jointly owned by international insurer Primary Group and Swiftcover’s management. The transaction, that was subject to the satisfaction or waiver of certain conditions including regulatory approval, closed on March 22, 2007. Swiftcover is a business on the UK personal direct market, with net inflows of 120,000 policies in 2006. The upfront cash consideration for Swiftcover amounts to
£75 million, with an additional potential earn out of £195 million maximum over the next 4 years, based on policy volume and combined ratio level.

Acquisition of AllianceBernstein Units

In connection with AllianceBernstein’s acquisition of the business of SCB Inc., formerly known as Sanford C.

Bernstein, Inc., in 2000, AXA Financial, Inc. entered into a purchase agreement under which certain former shareholders of Sanford Bernstein have the right to sell (“Put”) to AXA Financial, subject to certain restrictions set forth in the agreement, limited partnership interests in AllianceBernstein L.P. (“AllianceBernstein Units”) issued at the time of the acquisition.

As of the end of 2006, AXA Financial, either directly or indirectly through wholly owned subsidiaries, had acquired a total of 24.5 million AllianceBernstein Units for an aggregate price of approximately $885.4 million through several purchases made pursuant to the Put. AXA Financial completed the purchase of another tranche of 8.16 million
AllianceBernstein Units pursuant to the Put on February 23, 2007 for a total price of approximately $746 million. This purchase increased the consolidated economic interest of AXA Financial, Inc. and its subsidiaries in AllianceBernstein
L.P. by approximately 3% from 60.3% to 63.3%.

Acquisition of a 75% stake in Kyobo Auto
On March 16, 2007, AXA reached an agreement with Kyobo Life to acquire its 75% stake in Kyobo Auto which has a leading position in the South Korean direct motor insurance market with revenues of KRW 346 billion (€278 million)
and a market share above 30%. Following this acquisition, the AXA Group will serve over 2 million clients through its direct distribution P&C operations worldwide. Completion of this transaction, that was subject to local regulatory approvals, occured on May 22, 2007.

Acquisition of ELLA
On March 17, 2007, AXA Holdings Belgium SA reached an agreement with ELLA Holdings S.A. and its main shareholder Royalton Capital Investors to acquire 100% of the Hungarian retail bank ELLA and its affiliates. Originally specialized in on-line banking and today the fastest growing bank in Hungary, ELLA is the 6th largest supplier of mortgage loans in the country with total assets of €375 million. The combination of AXA Hungary’s operations, the 5th largest company in the pensions market with those of ELLA Bank shall duplicate the successful business model of AXA in Belgium. Completion of this operation is subject to required regulatory approvals.

Partnership with BMPS
On March 23, 2007, AXA and BMPS reached an agreement for the establishment of a long-term strategic partnership in life and non-life bancassurance as well as pensions business. AXA will acquire:

- 50% of MPS Vita (life and savings) and MPS Danni (P&C);

- 50% of BMPS open pension funds business.

Management of insurance companies assets (€13 billion as of year-end 2006) and open pension funds assets
(€0.3 billion as of year-end 2006).

The partnership will be the sole platform for developing AXA’s and BMPS’s operations in the Italian bancassurance and pensions market including any new distribution channel. The objective of the transaction is to further strengthen and consolidate the competitive position of the joint operations in life and non-life bancassurance and increase their profitability by (i) leveraging AXA specific know-how to capture fully the growth potential and develop a leading position in the Italian pensions market and (ii) fully exploiting the potential of BMPS’s franchise, improving the product and service offer, and achieving higher efficiency and commercial effectiveness.

Total cash consideration to be paid by AXA in this transaction is €1,150 million and will be financed with internal resources.

The closing of the transaction is subject to regulatory approvals.

Acquisition of broking firm SMART & COOK

On April 23, 2007, AXA UK announced the acquisition of leading independent commercial broker, Smart & Cook. The purchase of Smart & Cook completed a trio of acquisitions in recent months by AXA as it realised a strategic intent to become a national force in commercial broking.

AXA UK bought the entire share capital of Smart & Cook through its subsidiary Venture Preference Ltd, (VPL) which also houses recently acquired Stuart Alexander and Layton Blackham, purchased in January 2007.

The three companies will operate under the same structure, retaining independent broking status. The enlarged business will operate from 40 offices employing some 1,200 people.

2006 Dividend
At the general meeting of shareholders of AXA held on May 14, 2007, the shareholders approved a dividend in respect of 2006 of €1.06 per ordinary share, or €2,218 million in the aggregate, based on the number of shares outstanding at December 31, 2006. The approved dividend was paid on May 21, 2007.

Sale of AXA's Dutch operations
On June 4, 2007, AXA announced that it has entered into a memorandum of understanding with SNS Reaal with a view to finalizing discussions on the sale of its principal Dutch insurance operations, comprising 100% of AXA Netherlands,
Winterthur Netherlands and DBV Netherlands, for a total cash consideration of €1,750 million, after consultation with trade unions and workers’ councils.

AXA contemplates exiting the Dutch insurance market given the limited possibilities to reach a leading position through organic growth in the foreseeable future as this market is highly competitive and dominated by large local players.

AXA’s Dutch operations concerned by this proposed transaction will be treated as discontinued operations (held for sale) in AXA’s 2007 consolidated financial statements. As a consequence, their earnings until closing will be accounted for in net income. Their sale should generate an exceptional capital gain of approximately €400 million, which will also be accounted for in 2007 net income.

A further announcement will be made upon execution of definitive transaction documents following completion of required consultations with trade unions and workers’ councils. The parties contemplate that the definitive transaction documents will include customary closing conditions for a transaction of this type including receipt of customary regulatory approvals and expect the transaction to close before year-end 2007.

Partnership with BNPP in Ukraine
On June 8, 2007, AXA and BNP Paribas announced they had reached an agreement for the establishment of a partnership on the Ukrainian property & casualty insurance market. AXA will acquire from BNP Paribas’ subsidiary
UkrSibbank, a 50% stake in its insurance subsidiary: Ukrainian Insurance Alliance (UIA). AXA will have management control of the joint company, which will benefit from an exclusive bancassurance distribution agreement with
UkrSibbank for an initial period of 10 years.

UIA sells mostly individual motor and property insurance through UkrSibbank’s 1000 branches.

The Ukrainian insurance industry is still very fragmented with top 10 players, including UIA, controlling just above 40%
of the market. It enjoys very strong growth potential, with 47 million inhabitants and a very low penetration rate.
Completion of the transaction is subject to customary regulatory approvals and is expected to take place before year-
end 2007.

This new partnership will allow AXA and BNP Paribas to grow faster in the promising property & casualty Ukrainian market. This deal mirrors AXA and BNP Paribas’ profitable partnership on the French property & casualty market.

Note 30: Litigation

30.1. Matters Directly Concerning the Company

AXA SA is involved in lawsuits (both class actions and individual litigations), investigations, and other actions (the
“Parent Company Litigations”) arising in the various jurisdictions where it does business. The Parent Company
Litigations include the following:

On August 25, 1998, AXA, Winterthur Group and certain other European insurers signed a Memorandum of Understanding with certain U.S. insurance regulators and non-governmental Jewish organizations agreeing to the establishment of the International Commission on Holocaust Era Insurance Claims (“ICHEIC”). Since that time ICHEIC has conducted an investigatory process to determine the status of life insurance policies issued to Holocaust victims between 1920 and 1945 and has settled thousands of claims filed with the ICHEIC with respect to policies issued by the European insurers participating in ICHEIC. After having completed its archival research and audit processes as well as the payment of all valid claims submitted by Holocaust victims and their heirs, the ICHEIC concluded its work in March, 2007. As a result of its participation in the ICHEIC process, AXA benefits from a statement of interest issued by the U.S. federal government which provides that ICHEIC should be recognized as the exclusive remedy for all Holocaust era insurance claims. This statement of interest is intended to protect AXA against future civil litigation in the U.S. by Holocaust claimants and to encourage judges faced with this type of litigation to dismiss these claims. While this statement of interest provides AXA with a certain level of protection against future lawsuits of this type in the U.S., it does not offer complete protection and, consequently, AXA could still be subject to litigation in the U.S. brought by Holocaust claimants.

30.2. Matters Concerning Company Subsidiaries

In addition to the matters referred to above, several AXA subsidiaries are involved in lawsuits (both class action and individual), investigations, and other actions (the “Subsidiary Litigations”) arising in the various jurisdictions where they do business. The Subsidiary Litigations include the following:

30.2.1. United States Matters
In the United States, AXA’s U.S. subsidiaries are involved in a number of lawsuits, investigations and other actions in various states. A detailed description of these matters involving AXA Financial, Inc. and its subsidiaries (including AXA
Equitable and AllianceBernstein) is included in the annual reports on Form 10-K for the year ended December 31, 2006 and subsequent reports on Form 10-Q, respectively, of AXA Financial, Inc. (SEC file no. 1-11166), AXA Equitable (SEC file no. 0-25280) and AllianceBernstein (SEC file no. 000-29961) filed with the SEC (collectively, the “Subsidiary SEC
Reports”). The Subsidiary SEC Reports are publicly available and copies can be obtained through the SEC’s EDGAR system (www.sec.gov), at the SEC’s public reference rooms at 100 F St., N.E., Washington, D.C. 20549 or at the SEC’s
other public reference rooms in New York and Chicago, or on the websites of these companies.

Among the matters discussed in the Subsidiary SEC Reports are the following matters concerning AXA Financial, AXA
Equitable and AllianceBernstein.

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

AXA Equitable and certain of its affiliates were named as defendants in an action commenced in October 2000 in the
Federal District Court for the Northern District of Illinois by American National Bank and Trust Company of Chicago
as trustee for Emerald Investments LP (“Emerald”) alleging, among other things, that defendants in connection with certain annuities issued by AXA Equitable (i) breached an agreement with the plaintiffs involving execution of subaccount transfers, and (ii) wrongfully withheld withdrawal charges in connection with termination of these annuities. In this case, plaintiffs sought substantial lost profits and injunctive relief, punitive damages, attorney’s fees and return of withdrawal charges. Two additional lawsuits, involving AXA Equitable, Emerald and DH2, Inc. (“DH2”), an entity related to Emerald Investments LP, were filed in the same court. One of them, filed by AXA Equitable in
December 2001, arose out of the same facts. Emerald, the defendant in this case, counterclaimed alleging common law fraud, violations of several Federal and state laws relating to securities and consumer protection and seeks unspecified amount of money damages, punitive damages and attorney’s fees. The other lawsuit, filed by DH2 against AXA Equitable and EQ Advisors Trust in January 2004, asserted breach of contract and breach of fiduciary duty claims under Federal securities laws, and misappropriation of trade secrets. In August 2006, the parties settled these actions.

AXA Equitable is also involved in a putative class action entitled Stefanie Hirt, et al. v. The Equitable Retirement Plan
for Employees, Managers and Agents, et al., which was filed against The Equitable Retirement Plan for Employees,
Managers and Agents (the “Retirement Plan”) and The Officers Committee on Benefit Plans of AXA Equitable Life
Insurance Company, as Plan Administrator. The action was brought in the District Court for the Southern District of
New-York (the court) by participants in the Retirement Plan in August 2001. Plaintiffs allege that the change effective
January, 1989 in the pension benefit formula from a final average pay formula to a cash balance formula violates the
Employee Retirement Income Security Act of 1974 (“ERISA”). By order dated May 2003, the court certified the case as a class action, including a sub-class of all current and former Retirement Plan participants, who were subject to a 1991 change in application of the cash balance formula. In September 2006, the court granted summary judgment in favor of the defendants. The Court ruled that (a) the cash balance provisions of the Retirement Plan do not violate the age discrimination provisions of ERISA, (b) while the notice of plan changes provided to participants in 1990 was not adequate, the notice of plan changes provided to participants in 1992 satisfied the ERISA notice requirements regarding delivery and content, and (c) the claims of the named plaintiffs are barred by statute of limitations. The
Court found that other individual class members were not precluded from asserting claims for additional benefit accruals from January 1991 through January 1993 to the extent that such individuals could show that the statute of limitations did not bar their claims. In October 2006, plaintiffs filed a notice of appeal. Defendants have crossed-
appealed.

In September 2004, a petition for appraisal entitled Cede & Co v. AXA Financial Inc. was filed in the Delaware Court of Chancery by an alleged former MONY stockholder. The petition seeks a judicial appraisal of the value of the MONY shares held by former MONY stockholders holding approximately 3.6 million shares of MONY common stock who demanded appraisal pursuant to Section 262 of the General Corporation Law of the State of Delaware and have not withdrawn their demands. On or about November 4, 2004, a petition for appraisal entitled Highfields Capital, Ltd v. AXA Financial, Inc. was filed in the Delaware Court of Chancery by another alleged former MONY stockholder. The relief sought by the Highfields Capital petition is substantially identical to that sought pursuant to the Cede & Co. petition. In February 2005, the Delaware Court of Chancery consolidated the two actions for all purposes. The trial began in April 2007 and is currently in process.

In June 2006, AXA Equitable received a demand for arbitration from Centre Life Insurance Company (“Centre Life”)
seeking to rescind the 100% quota share reinsurance agreement, effective July 1, 2000 between Centre Life and AXA
Equitable, under which Centre Life reinsures portions of AXA Equitable’s individual disability income insurance business.
The arbitration demand alleges that AXA Equitable provided Centre Life with inaccurate and incomplete data upon which Centre Life relied in order to establish the reinsurance premium paid by AXA Equitable as consideration in the transaction. The demand alternatively seeks damages for the increase in reserves Centre Life alleges it was caused to record as a result of the difference in the data it originally relied upon and its present assessment of the data. The demand further alleges that Centre Life has paid expenses relating to the business in excess of its liability under the reinsurance agreement. Discovery is ongoing.

Beginning with the first action commenced in July 2006, there are three putative class actions pending in Federal court, Meola v. AXA Advisors and AXA Equitable, and Lennon v. AXA Advisors, et al., which are both in the District
Court for the Northern District of California and Bolea v. AXA Advisors, LLC and AXA Equitable, et. al., in the District
Court for the Western District of Pennsylvania, alleging certain wage and hour violations. Each of the cases seek substantially the same relief under essentially the same theories of recovery (i.e., violation of the Fair Labor
Standards Act (“FLSA”) for failure to pay minimum wage and overtime and violation of similar provisions under state labor laws in the respective states). Plaintiffs in Meola, Bolea, and Lennnon seek certification of nationwide collection action under the FLSA, and certification of statewide class actions under the respective California and
Pennsylvania state labor laws covering all “securities brokers” from 2002 to 2006. In addition, plaintiffs seek compensatory damages, restitution of all wages improperly withheld or deducted, punitive damages, penalties, and attorneys’ fees. In January 2007, AXA Equitable and AXA Advisors filed an answer in Meola and AXA Advisors filed an answer in Lennon.

A putative class action entitled Eagan, et al. V. AXA Equitable Life Insurance Company was filed in the District Court for the Central District of California in December 2006 against AXA Equitable as plan sponsor and fiduciary for an ERISA retiree health plan. The action was brought by two plan participants on behalf of all past and present employees and agents who received retiree medical benefits from AXA Equitable at any time after January 1, 2004, or who will receive such benefits in 2006 or later, excluding certain retired agents. Plaintiffs allege that AXA Equitable’s adoption of a revised version of its retiree health plan in 1993 (the “1993 Plan”) was not authorized or effective. Plaintiffs contend that AXA
Equitable has therefore breached the retiree health plan by imposing the terms of the 1993 Plan on plaintiffs and other retirees. Plaintiffs allege that, even if the 1993 Plan is controlling, AXA Equitable has violated the terms of the retiree health plan by imposing health care costs and coverages on plaintiffs and other retirees that are not authorized under the 1993 Plan. Plaintiffs also allege that AXA Equitable breached fiduciary duties owed to plaintiffs and retirees by allegedly misrepresenting and failing to disclose information to them. The plaintiffs seek compensatory damages, restitution and injunctive relief prohibiting AXA Equitable from violating the terms of the applicable plan, together with interest and attorneys’ fees. In March 2007, AXA Equitable filed a motion to dismiss.

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
registered mutual fund boards and the staff of the SEC, AllianceBernstein retained an Independent Distribution
Consultant (“IDC”) to develop a plan for the distribution of the Restitution Fund. To the extent it is determined that the harm to mutual fund shareholders caused by market timing exceeds $200 million, AllianceBernstein will be required to contribute additional monies to the Restitution Fund. In September 2005, the IDC submitted to the SEC staff the portion of his report concerning his methodology for determining damages. The IDC will, in coming months, formally submit to the SEC staff the remainder of his proposed distribution plan, which addresses the mechanics of distribution. Once the
SEC staff has approved both portions of the plan, it will be submitted to the SEC for final approval. The Restitution Fund proceeds will not be distributed until after the SEC has approved the distribution plan and issued an order doing so.
Until then it is not possible to predict the exact timing, method or amount of the distribution.

Several lawsuits were filed against certain AllianceBernstein companies in connection with these investigations, some of which are described below.

On October 2, 2003, a purported class action complaint entitled Hindo, et al. v. AllianceBernstein Growth & Income Fund, et al. (“Hindo Complaint”) was filed against AllianceBernstein, certain of its officers and affiliates (“AllianceBernstein defendants”), and certain other defendants not affiliated with AllianceBernstein, as well as unnamed Doe defendants. The Hindo Complaint was filed in the United States District Court for the Southern District of New York by alleged shareholders of two of the AllianceBernstein family of mutual funds (“AllianceBernstein Funds”). The Hindo Complaint alleges that certain of the AllianceBernstein defendants failed to disclose that they improperly allowed certain hedge funds and other unidentified parties to engage in “market timing” and “late trading” of AllianceBernstein Fund securities, violating Sections 11 and 15 of the United States Securities Act of 1933 (“Securities Act”), Sections 10(b) and 20(a) of the United States Securities Exchange Act of 1934 (the “Exchange Act”), and Sections 206 and 215 of the United States Investment Advisers Act of 1940. Plaintiffs seek an unspecified amount of compensatory damages and rescission of their contracts with AllianceBernstein, including recovery of all fees paid to AllianceBernstein pursuant to such contracts. Since October 2003, additional lawsuits making factual allegations generally similar to those in the Hindo Complaint were filed in various Federal and state courts against AllianceBernstein and certain other defendants. All state court actions against AllianceBernstein either were voluntarily dismissed or removed to Federal court. In February 2004, the Judicial Panel on Multidistrict Litigation (“MDL Panel”) transferred all Federal actions to the United States District Court for the District of Maryland (“Mutual Fund MDL”).

On September 29, 2004, plaintiffs filed consolidated amended complaints with respect to four claim types: mutual fund shareholder claims; mutual fund derivative claims; derivative claims brought on behalf of Alliance Holding; and claims brought under ERISA by participants in the Profit Sharing Plan for Employees of AllianceBernstein. All four complaints include substantially identical factual allegations, which appear to be based in large part on the SEC Order and NYAG
AoD. In April 2006, AllianceBernstein and attorneys for the plaintiffs in the mutual fund shareholder claims, mutual fund derivative claims, and ERISA claims entered into a confidential memorandum of understanding (“MOU”) containing their agreement to settle these claims. The agreement will be documented by a stipulation of settlement and will be submitted for court approval at a later date. The settlement amount was disbursed. The derivative claims brought on behalf of AllianceBernstein Holding, in which plaintiffs seek an unspecified amount of damages, remain pending.

AXA Financial, AXA S.A. and AXA Equitable are named as defendants in the mutual fund shareholder complaint and the AllianceBernstein Holding unitholder derivative complaint. Claims have been asserted against all these companies that include both control person and direct liability. AXA Financial is named as a defendant in the mutual fund complaint and the ERISA complaint.

In April 2005, the Attorney General of the State of West Virginia (“WVAG”) filed a complaint in Virginia state court against
AllianceBernstein, AllianceBernstein Holding and other unaffiliated defendants, making factual allegations generally similar to those in the Hindo Complaint. This complaint was transferred to the Mutual Fund MDL in October 2005. In
August 2005, the West Virginia Securities Commissioner signed a “Summary Order to Cease and Desist and Notice of
Right to Hearing” (the “Summary Order”) addressed to AllianceBernstein and AllianceBernstein Holding. The Summary
Order claims that AllianceBernstein and AllianceBernstein Holding violated the West Virginia Uniform Securities Act and makes factual allegations generally similar to those in the SEC Order and NYAG AoD. In September 2006,
AllianceBernstein and AllianceBernstein Holding filed an answer and moved to dismiss the Summary Order with the
WV Securities Commissioner.

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
Inc., certain current and former directors of the AllianceBernstein Funds, and unnamed Doe defendants in the United
States District Court for the Southern District of New York by an alleged shareholder of the AllianceBernstein Growth &
Income Fund. The Aucoin Complaint alleges, among other things, (i) that certain of the defendants improperly authorized the payment of excessive commissions and other fees from AllianceBernstein Fund assets to broker-dealers in exchange for preferential marketing services, (ii) that certain of the defendants misrepresented and omitted from registration statements and other reports material facts concerning such payments, and (iii) that certain defendants caused such conduct as control persons of other defendants. The Aucoin Complaint asserts claims for violations of the
Investment Company Act, the Advisers Act, breach of common law fiduciary duties, and aiding and abetting breaches of common law fiduciary duties. Plaintiffs seek an unspecified amount of compensatory damages and punitive damages, rescission of their contracts with AllianceBernstein, including recovery of all fees paid to AllianceBernstein pursuant to such contracts, an accounting of all AllianceBernstein Fund-related fees, commissions and soft dollar payments, and restitution of all unlawfully or discriminatorily obtained fees and expenses. Since June 22, 2004, nine additional lawsuits making factual allegations substantially similar to those in the Aucoin Complaint were filed against
AllianceBernstein and certain other defendants, and others may be filed. All nine of the lawsuits (i) were brought as class actions filed in the United States District Court for the Southern District of New York, (ii) assert claims substantially identical to the Aucoin Complaint, and (iii) are brought on behalf of shareholders of AllianceBernstein Funds. In February
2005, plaintiffs in these actions filed a consolidated amended class action complaint that asserts claims substantially similar to the preceding complaints. In October 2005, the District Court dismissed each of the claims set forth in the complaint, except for plaintiffs’ claim under Section 36(b) of the Investment Company Act. In January 2006, the District
Court granted defendants’ motion for reconsideration and dismissed the remaining claim under Section 36(b) of the
Investment Company Act. In May 2006, the District Court denied plaintiffs’ motion for leave to file their amended complaint. In July 2006, plaintiffs filed a notice of appeal, which was subsequently withdrawn subject to plaintiff right to reinstate at a later date.

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

Other U.S. Matters
Philips Litigation
From 1998 through 2001, two subsidiaries of AXA, along with other insurers, participated in the Philips worldwide liability program (the “Policy”) providing insurance cover for Philips N.V. (“Philips”) and its subsidiaries on a worldwide basis. Thompson & Haywood Agriculture and Nutrition LLC (“THAN”), an indirect U.S. subsidiary of Philips, made a claim under the Policy in respect of asbestos-related claims exposure resulting from its distribution of raw asbestos fiber from 1961 to 1980. The insurers (including several Group subsidiaries) commenced a proceeding in The Netherlands in accordance with the forum selection clause provided in the Policy claiming that the Policy was void for non-disclosure because Philips failed to disclose information about the existence and nature of the business of THAN when the Policy was entered into. This litigation is currently pending. THAN initiated a competing lawsuit in the U.S. federal District Court for the District of Kansas, claiming that its asbestos exposure should be covered under the Policy. The Kansas court dismissed the action for lack of jurisdiction. THAN appealed the decision. This appeal was dismissed by the 10th Circuit
United States Court of Appeals on June 12, 2007. Following the acquisition of Winterthur Group on December 22, 2006, the AXA Group’s potential exposure in this matter was increased because Winterthur Group companies held a significant participation in Philips program. AXA’s management believes that the litigation initiated by THAN is without merit and intends to vigorously defend this matter. At the present time, AXA’s management is unable to estimate the impact, if any, that the outcome of these actions may have on AXA’s results of operations or financial condition.

AXA RE Matters. SEC, New York Attorney General, Department of Justice Investigations.
The insurance industry has been the subject of several investigations led by various regulatory authorities principally in the United States, including the United States Securities and Exchange Commission (“SEC”), the New York Attorney
General (“NYAG”) as well as various other state attorneys general, the United States Department of Justice (“DOJ”), the
United States Federal Bureau of Investigation (“FBI”) and various state insurance commissioners. These investigations, which are wide ranging in scope and on-going, concern various practices of insurers (principally in the property and casualty and related businesses including general insurance lines) and reinsurers, as well as the purchase and sale of non-traditional insurance products (including finite risk reinsurance). In 2005, AXA RE and certain of the Company’s other subsidiaries with operations in the United States received subpoenas, inquiries and requests for documents or other information, principally focused on purchases and/or sales of non-traditional products (including finite reinsurance)
in connection with these on-going investigations. AXA RE and the other AXA Group companies that have received these subpoenas, inquiries and other requests for information have fully cooperated with the authorities investigating these matters and will continue to do so. At this stage, management cannot assess with certainty the potential financial, regulatory or other impacts that these matters may have on AXA RE and/or any other AXA Group companies including the Company.

WTC Litigation
Subsequent to September 11, 2001, litigation commenced in New York concerning whether the attack and destruction of the World Trade Center constituted a single occurrence or two separate occurrences for property insurance coverage purposes. The jury verdicts rendered to date in this litigation with respect to the insurance company defendants have been mixed. One jury verdict for one group of defendants deemed to have written coverage on a broker’s form determined that the attack on the WTC constituted one occurrence for property insurance coverage purposes. A second jury verdict for the remaining defendants, which were deemed to have written coverage on other forms, determined that the attack on the WTC constitutes two occurrences for property insurance coverage purposes. Both jury verdicts currently are on appeal. On May 23, 2007, certain insurers and all insureds publicly announced that they had reached settlement of substantially all issues in dispute among these parties in the litigation .

While AXA is not party to this litigation, certain of AXA’s subsidiaries, including its reinsurance subsidiaries, may be affected by its outcome. AXA is assessing the implications of the May 23 settlement referred to above, however, management believes that the ultimate resolution of this litigation will not have a material adverse effect on the consolidated financial position or results of operations of AXA, taken as a whole.

30.2.2. Europe, Asia and Rest of the World Matters
In Europe, Asia and other jurisdictions where AXA operates, various AXA subsidiaries have been subject to regulatory investigations, sanctions and lawsuits from time to time in connection with their business. Since 2001, AXA France Vie and other life insurers in France have been involved in numerous individual law suits initiated by policyholders who purchased unit-
linked life insurance policies and who suffered losses due to the decline in securities markets that began in 2001. The policyholders claim that the information included in the general terms and conditions of their insurance contracts was inadequate and seek the rescission of their life insurance policies in application of the French laws on consumer protection. On March 7, 2006, the Cour de Cassation (the French court of last resort in this matter) dismissed the insurers’ appeal of a ruling that sets a favorable precedent for plaintiffs in these actions.

The Royal Bank of Scotland Group plc (“RBS”) issued proceedings against Winterthur (UK) Holdings Limited and
Winterthur Swiss Insurance Company (together “Winterthur”) on September 29, 2005. The litigation involves claims for
(1) breach of warranty; and (2) misrepresentation, in connection with a share purchase agreement dated June 11, 2003 for the sale of Churchill Insurance Group plc from Winterthur (UK) Holdings Limited to RBS. The amount claimed by
RBS is stated to be £37.1 million (on RBS’ primary case) or £50.5 million (on RBS’ secondary case), plus interest and costs. Winterthur is defending the claim and the trial is fixed to commence on February 5, 2008.

Although the outcome of these lawsuits cannot be predicted with certainty, as of the date of this Annual Report on Form
20-F, management believes that these litigations will not have a material adverse impact on the consolidated financial condition of AXA, taken as a whole.

In June 2005, the European Commission commenced an investigation into certain areas of the financial services industry in the European Union, including retail banking and business insurance. The scope of the insurance sector investigation covers commercial non-life lines of insurance. The EU has distributed extensive requests for information to insurance companies and trade associations falling into the scope of the investigation. To date, several AXA subsidiaries have received such questionnaire and are cooperating fully with the investigation. The EU is expected to issue a final report with respect to its investigation into business insurance in September, 2007. Management is not in a position at this time to assess the potential impacts of this investigation, any sanctions that may be imposed in connection with it and/or any regulatory or legislative initiatives that may arise as a result of this investigation.

In the Asia-Pacific region, insurers are also subject to recurring periodic examinations by regulatory authorities and may also be subject to specific examinations from time to time on particular issues. For example, in Japan the life insurance industry, including AXA’s Japanese life insurance subsidiaries, are currently undergoing a comprehensive examination by the Japanese FSA in relation to claims payment practices on life insurance contracts over the past several years.

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
period.

Note 31: Summary of Material Differences
between IFRS and U.S. GAAP

31.1. Summary of Material Differences between IFRS
and U.S. GAAP

The following presents certain information related to the nature and the effect of differences between generally accepted accounting principles in the United States (“U.S. GAAP”) and IFRS. AXA Group prepared its primary financial statements in accordance with IFRS as adopted by the European Union. As it relates to the financial statements included in this
Form 20-F there is no difference between IFRS as adopted by the European Union and IFRS as adopted by the
International Accounting Standard Board (“IASB”).

31.1.1. First time adoption of IFRS
For the AXA Group, the date for the transition was January 1, 2004. AXA prepared the opening balance sheet under
IFRS at that date. The application date of the accounting principles under IFRS is January 1, 2005.

AXA’s accounting principles are applied consistently for all the periods presented.

The major options elected in accordance with IFRS 1 were the following:

a) Purchase Accounting, goodwill and other intangibles related to past business combinations performed prior to Jan 1, 2004
AXA chose to not restate past business combinations based on the option available in IFRS 1. As a result, past business combinations prior to January 1, 2004 are accounted for on a French GAAP basis in the IFRS financial statements, except:

– goodwill which is denominated in the functional currency of the acquired entity under IFRS since January 1, 2004
(transition to IFRS), and

– any item recognized under previous GAAP that did not qualify for recognition as an asset or liability under IFRS was reclassified into goodwill.

Differences existed between French GAAP and U.S. GAAP in the way:

– the purchase price was determined,

– the recognized value of acquired assets and liabilities assumed,

– the identifiable assets other than the value of business in force were determined, and

– therefore in Goodwill.

These differences are maintained between IFRS and U.S. GAAP.

b) Currency Translation Differences
AXA elected the option to reset to zero all past cumulative currency translation differences for all foreign operations as of January 1, 2004.

c) Pension accounting
All cumulative past actuarial gains and losses on all employee benefit plans were recognized in retained earnings as of
January 1, 2004.

31.1.2. Consolidation
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

Under U.S. GAAP, the entities are assessed for consolidation under one of the two methodologies as summarized below:

– AXA is required to fully consolidate an entity if (i) the entity is a variable interest entity (VIE) as defined in FIN46R and
(ii) AXA is determined to be the primary beneficiary, that is, AXA has a variable interest in the VIE that will absorb the majority of the VIE’s expected losses or receive the majority of its expected residual returns, or both.

– For entities that are not VIEs, AXA is required to fully consolidate the entity if AXA has control and a majority ownership interest that is a direct or indirect interest of more than 50% of the voting rights. Under IFRS, control is presumed if
(i) AXA holds 50% or more of the voting rights or (ii) less than 50% of the voting rights and a contractual agreement with other investors exists to permit the exercise of more than 50% of the voting rights or (iii) AXA governs the financial and operating policies of the entity or (iv) AXA can appoint or remove the majority of members of the Board of directors or (vi) AXA has the power to cast the majority of votes at the Board of Directors.

Under U.S. GAAP, for VIEs solely invested in by a qualified investment company (whereby the investment company holds the participation in the VIEs and such VIEs are not also held directly by other AXA Group’s non-investment-
company entities), there is a temporary scope exclusion for investment companies in FIN 46R until the revised AICPA
Audit Guide for Investment Companies is issued. Under IFRS, such scope exclusion does not exist.

Additionally, under U.S. GAAP transferors of financial assets to a qualifying special purpose entity as described in
FAS 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” are exempted from the consolidation requirements of FIN 46R. Under IFRS, such exemption does not exist.

For entities where AXA has a significant influence, the equity method of accounting is applied for U.S. GAAP and IFRS.

31.1.3. Business combinations after January 1, 2004
Principles in both GAAPs are broadly similar but differences may arise principally in the measurement of policyholders assets and liabilities i) which are still broadly treated under IFRS like they were under previous GAAP, as far as insurance contracts and investment contracts with a discretionary participating feature are concerned, or ii) which are measured in accordance with IAS 39 under IFRS in the case of investment contracts with no discretionary participating feature;
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

– liabilities which are maintained at the acquiree’s carrying value if the measurement basis is consistent with AXA’s
French accounting principles still prevailing under IFRS for insurance and investment contracts with a discretionary participating feature (see section 31.1.9 policyholders’ liabilities),

– together with an intangible asset (Value of Business In force (“VBI”) or Value of Business Acquired (“VOBA”) for Life
business).

Such practice is consistent with U.S. GAAP, except that, under U.S. GAAP, it applies to all policyholder contracts. Under
IFRS, such an expanded presentation cannot be used for investment contracts with no discretionary participating feature (in the scope of IAS 39/IAS 18) for which acquired liabilities have to be measured at fair value at the acquisition date with therefore no recognition of related value of business in force.

The amortization method of the value of business acquired is consistent with the amortization method used for Deferred
Acquisition Costs for similar contracts. Under IFRS, VBI is amortized on the basis of estimated gross profits with regular re-estimation of the expected gross profits. Under U.S. GAAP, VBI for FAS 60 products is amortized on the basis of premiums with re-estimation only in the event of loss recognition; for FAS 97 business, VBI is amortized on the basis of expected gross profits, which may also differ from Estimated Gross Profits than under IFRS.

OTHER INTANGIBLE ASSETS
IFRS and U.S. GAAP criteria leading to the recognition of intangible assets are broadly similar.

An intangible asset has to be recognized at acquisition date if there is either (i) a contractual or legal right or (ii) it is separable, that it, can be separated or divided from the acquired entity and sold, transferred, licensed, rented or exchanged. Such intangible assets may include, but are not limited to, the value of customer relationships which is recognized if it can be measured reliably. The value of customer relationships, if any, represents the value of future cash flows expected from renewals and the cross-selling of new products to customers known and identified at the time of the acquisition. These projections include assumptions regarding claims, expenses and financial revenues, in relation with non-life activities, or they can be estimated on the basis of the value of new business for life contracts. In line with accounting practices in force before the adoption of IFRS, which may continue to be applied under IFRS 4, expected flexible premiums relating to purchased acquired business are recognized in the “Value of purchased life business in force” item.

The value of expected future cash flows that can be measured separately and reliably can also be estimated by looking at the purchased marketing resources that will secure these flows.

The nature of the intangible assets recognized is consistent with the purchased entity’s valuation methods used when purchasing the acquired entity.

c) Restructuring provisions
Under IFRS, an acquirer recognizes restructuring provisions as part of allocating the cost of a business combination only if the acquired entity has an existing liability at the acquisition date. Under U.S. GAAP, a provision can also be recognized if the restructuring relates to the acquisition and certain conditions are met.

d) Goodwill
Although the method to determine goodwill is similar under IFRS and U.S. GAAP, differences in the amounts assigned to the value of business in force and to the liabilities described above will result in differences in the residual amount assigned to goodwill.

31.1.4. Deferred Acquisition Costs and equivalents
As permitted by IFRS 4, AXA applies previous GAAP under IFRS for all insurance and investment contracts with a discretionary participating feature. Related deferred acquisition costs (DAC) are therefore recognized and measured in accordance with French GAAP.

Although principles are broadly similar under both French GAAP and U.S. GAAP, differences exist, mainly in relation with amortization pattern: all DAC are amortized on the basis of Estimated Gross Profits under French GAAP, whereas under
FAS 60 (U.S. GAAP) DAC are amortized on the basis of collected premiums, which triggers differences on shadow DAC and DAC reactivity as well.

With respect to investment contracts with no discretionary participating features (in the scope of IAS 39/ IAS 18), an asset (Deferred Origination Cost of “DOC”) may be recognized representing the contractual right to benefit from providing investment management services under certain conditions: limitation to incremental costs, provided they can be identified separately, measured reliably and it is probable that they will be recovered.

31.1.5. Investments from insurance, banking, and other activities
a) Investment Properties
Under IFRS, assets fully or partially backing unit-linked contracts are measured at fair value with the changes in fair value recorded through profit and loss. All other investment properties, except those backing With-Profits contracts are accounted for at amortized cost, using the component approach under IFRS. With this approach, the various components of the property are accounted for and depreciated separately over their useful lives.

For the UK With-Profit contracts, the amounts of the real estate assets are carried at fair value with changes in the fair value recorded through the income statement.

Under U.S. GAAP, all investment properties are measured at amortized cost, including non-qualifying separate accounts under SOP 03-1 and real estate assets allocated to the UK With-Profit contracts. However, investment properties backing contracts qualifying as separate accounts are measured at fair value.

b) Financial Instruments
1) Under IFRS, the fair value option is used by AXA in specific cases, for example: for the elimination or reduction of accounting mismatch between measurement of assets and measurement of liabilities, or gains and losses recognition
(assets backing unit-linked contracts, UK With-Profit contracts, CDO’s debts, “natural” hedges, etc.); and, for groups of assets (or/and financial liabilities) for which performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy. This group of financial instruments includes the financial instruments held in consolidated mutual funds of the “satellite block” investment portfolio (as defined in note 1).

Changes in fair value of assets measured under the fair value option under IFRS are recorded in the income statement.
The financial instruments are presented under the caption “Designated at Fair value through Profit and Loss” assets or liabilities.

Currently, the “fair value option” under U.S. GAAP is not applicable. Therefore, the assets are classified into other categories, predominantly with changes in fair value in the income statement (separate account assets at fair value with changes reported in earnings, assets held by consolidated investment companies, etc.).

2) Under IFRS, securities held by consolidated investment funds of the “core investment portfolio” are designated as
“available for sale” (See note 1.7.2). Under U.S. GAAP, the investments are accounted for at Fair value with changes reported in earnings when they are bound to the specialized industry guidance set forth in the AICPA Audit Guide for
Investment Companies, which overrides general consolidation accounting policy for investments. These investment funds are considered to be outside of the scope of FAS 115 under U.S. GAAP.

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

Under U.S. GAAP, for debt instruments denominated in a foreign currency and classified as available for sale category, all changes in the fair value are recorded in shareholders’ equity (including the impacts for foreign exchange effects on the amortization of premium and discount over the period, and the impact on the amortized cost balance).

Regarding available for sale equity instruments, the entire change in fair value including the impact of the foreign currency exchange differences is recorded in shareholders’ equity like under IFRS.

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

Under U.S. GAAP, reversals of impairment charges for all financial instruments and real estate properties are not permitted. However, following an other-than-temporary impairment loss, debt securities are to be accounted for as if purchased on the impairment measurement date. Consequently, the discount or reduced premium recorded, based on the debt security’s new cost basis, is amortized over its remaining life based on the amount and timing of estimated future cash flows.

31.1.6. Assets backing contract liabilities for which the financial risk is borne by the policyholders and separate account assets and liabilities
Under U.S. GAAP, the requirements of SOP 03-01 limit the accounting and reporting of unit-linked assets and liabilities to those deemed to be qualifying separate account assets and liabilities based on the following four criteria: (i) the fund is legally recognized, (ii) the separate account assets are legally insulated from the general account assets of the insurance enterprise (iii) the policyholder directs investment or there are pre-determined specific investment policy/objectives, and (iv) the investment performance is passed through to the policyholder, subject to contract fees and assessments.

For U.S. GAAP purposes, all non qualifying separate account assets are reclassified as general account assets if they fail to meet the above described criteria.

Any general account interests in the separate accounts are to be reported as part of the general account invested assets for the non-qualifying assets. The unit linked funds that do not qualify as U.S. GAAP separate accounts are classified as general account assets and liabilities and valued in accordance with AXA’s general policies for valuing investments and liabilities.

The income statement also reflects the impacts of the balance sheet reclassifications under U.S. GAAP. The identified contracts are treated as basic general account participating contracts (even though financial risk is carried by policyholders) with the related income statement implications. However, there is no impact to net income for non real estate assets, only changes in the presentation.

The separate account notion does not exist under IFRS. Therefore all assets backing unit-linked contracts for which there is a full pass-through of financial performance to policyholders are presented in one distinct line item.

31.1.7. Derivative financial instruments
Under IFRS, all derivative instruments, including certain derivative instruments embedded in other contracts, are recorded on the balance sheet with the respective fair value measurement.

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

Under IFRS, cases of “natural” hedges reflect the fact that a change in fair value of a derivative recorded in the income statement is substantially offset by a change in value of a non-derivative asset or liability in earnings: this might be the case for example when assets are designated at fair value through earnings (fair value option) or policyholders’ liabilities measured at current value (IFRS 4.24).

31.1.8. Share capital and reserves
a) Compound financial instruments and other equity instruments
Under IFRS, the liability and the equity components of a compound financial instrument such as convertible debts issued by AXA are presented separately based on the characteristics of the issued instrument. The liability part of the instrument is shown as debt, whereas the equity component is recorded in shareholders’ equity, which is not the case under U.S. GAAP.

Most perpetual debt issued by the Group meets the definition of equity under IFRS, while such debt is presented as a liability under U.S. GAAP. Following a clarification of the IFRIC agenda committee in November 2006, based on an
IASB’s decision, the Group reconsidered its IFRS accounting treatment of perpetual subordinated notes which represent part of the perpetual debts issued by the Group. Although interest remains due on liquidation, instruments’
classification must be performed on a going concern basis. Only contractual obligations must be taken into consideration, not the prospect of redemption related to economic compulsion, such as step up clauses or pressure from shareholders to pay a dividend. Taking into account the recent clarification, the Group has reclassified these instruments, as shareholders’ equity rather than recognizing it as liabilities with interest charges recognized in the statement of income under IFRS. This change in accounting treatment has been applied retrospectively to all periods presented under IFRS. Details on the resulting impact are provided in Notes 13 and 23. Under U.S.GAAP, these instruments are classified as liabilities, as in prior years.

b) Minority interests in mutual funds and other puttable instruments at fair value
Under IFRS, minority interests in consolidated mutual funds which are puttable instruments at fair value meet the definition of a liability.

Under U.S. GAAP, these are presented within minority interests.

Under IFRS, unconditional purchase agreements relating to minority interests meet the definition of debt. They must be remeasured on the basis of the put exercise price at each closing date. However IAS 32 does not provide guidance on the accounting treatment which should be applied when dealing with the remeasurement of the purchase agreement.

In this context, the Group elected to recognize the difference between the value at closing date of the put option and the historical value of such minority interests in goodwill. A similar accounting treatment is applied to subsequent measurements.

Under U.S. GAAP such puts are recognized as “minority interests subject to redemption rights” which is part of “total liabilities”.

31.1.9. Policyholders’ liabilities
Under IFRS and Phase I of Insurance contracts (IFRS 4), AXA continues to apply previous accounting policies to policyholders’ assets and liabilities related to all insurance contracts and investment contracts with discretionary participation feature (DPF), provided conditions set by IFRS 4 are met.

However, investment contracts without DPF (primarily unit-linked contracts with no insurance features) are accounted for under IAS 39.

Under U.S. GAAP, the accounting treatment also depends on contract classification, but different criteria apply and the discretionary participation is not relevant in the classification process.

a) Product classification
The Group issues contracts that transfer insurance risk or financial risk or both. Under IFRS, insurance contracts are those contracts that contain significant insurance risk. Such contracts may also transfer financial risk from the policyholders to the insurer. Investment contracts are those contracts that have financial risk with no significant insurance risk. During Insurance Contracts Phase I, investment contracts containing an embedded derivative which meets the definition of an insurance contract (such as GMDBs, GAOs…) are insurance contracts under IFRS unless the insurance contingent payments are insignificant. Such contracts are investment contracts under U.S. GAAP and follow FAS 97 – Investment contracts. Other differences in classification also exist (universal life contracts, investment contracts with a discretionary participating feature…).

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

Under IFRS, policyholders’ liabilities (insurance and investment contracts with a discretionary participating feature) are based on AXA’s previous accounting principles. Under French GAAP, insurance liabilities for Life & Savings business,

also referred to as future policy benefits, were calculated in accordance with the applicable local regulatory and accounting rules if consistent with the French accounting principles used by AXA. The future policy benefits are actuarially determined using actuarial assumptions relating to investment yields, mortality, morbidity and expenses which would in many cases be based on premiums charged to policyholders, using a prospective approach. Mortality tables should be updated whenever necessary on a local basis. A liability adequacy test is performed at balance sheet date at each consolidated entity level to ensure the adequacy of the contract liabilities net of related DAC and value of business in force assets.

In practice, measurement principally differs for traditional life policies, i.e., for contracts with significant mortality or morbidity risk, which are computed under U.S. GAAP using a net level premium method on the basis of actuarial assumptions as to mortality, persistency and interest based on the insurance company’s experience, with a margin for adverse deviation; such actuarial assumptions are established as of the date of policy issue. When the liabilities for future policy benefits plus the present value of expected future gross premiums are insufficient to provide for expected future policy benefits and expenses, DAC amortization is accelerated, and a premium deficiency reserve may have to be established by a charge to earnings.

Differences also exist for IAS 39 investment contracts. These are in Phase I mostly limited to certain unit-linked contracts. Although liabilities are close in both GAAPs (i.e. based on the fair value of assets backing these contracts), the treatment of acquisition costs differs (see section 31.1.4 on deferred acquisition costs).

Regarding participation, under U.S. GAAP, 10% of all changes in the UK With-Profit fund (revenues and expenses) are recognized in the income statement, with the remaining 90% attributed to “unallocated policyholder dividend liability”, while under IFRS (former French GAAP), profits are recognized in the income statement when bonuses are declared by the company.

d) Guarantee features

– Features such as Guaranteed Minimum Death Benefits (“GMDB”) in direct insurance contracts which are not subject to a risk management program are accounted for under both GAAPs in accordance with the SOP 03-1 methodology where the total average cost of the guarantees is recognized over the contract life.

– Certain additional guarantees such as Guaranteed Minimum Death Benefits or Income Benefits (“GMDB” or “GMIB”)
or some performance guarantees offered by reinsurance treaties are subject to a risk management program using derivatives instruments: in order to reduce the accounting mismatch between the valuation of liabilities and the valuation of the related derivatives, AXA has elected the option opened by IFRS 4.24 for selective re-measurement of the reserves on the basis of current market assumptions. Such features are accounted for under U.S. GAAP either under the SOP 03-1 or according to FAS 133 (see below).

– Reinsurance contracts that cover Guaranteed Minimum Income Benefits ("GMIB") features of variable annuity / unit-
linked type contracts are accounted for as insurance contracts under IFRS on a prospective basis whereby the amount is recognized over the contract term. Under U.S. GAAP the reinsurance contract covering the income feature represents a derivative instrument accounted for under FAS 133 at fair value.

– Annuitization benefits (GAOs) are embedded derivatives which meet the definition of an insurance contract under
IFRS. They fall in the scope of IFRS 4 and are therefore accounted for according to previous GAAP with a liability adequacy test. Under U.S. GAAP, such guarantees are estimated under the SOP 03-1 method.

e) Reinsurance
Risk transfer criteria in both GAAPs are similar, and deposit accounting is applied to financial reinsurance treaties. Cost of reinsurance on long duration contracts is amortized into income over the lifetime of payments in both GAAPs. Under
Phase 1, insurance accounting in the IFRS consolidated statements of the AXA Group remains based on French GAAP principles. With regards to Multiple Year contracts including features such as experience accounts, profit commissions, no claims bonus or any similar provision, once insurance accounting is confirmed (i.e. basically once risk transfer criteria is passed), unrealized liabilities are recognized, e.g. any negative experience account for the ceding company has to be booked immediately.

Under U.S. GAAP this treatment is also extended to unrealized assets as U.S. GAAP requires the cancellation of any profit or loss transfer from one accounting year to another which would arise from the use of multi-year reinsurance contracts.

31.1.10. Other Provisions and Liabilities
a) Financing debts
Under IFRS, certain financial liabilities (debt instruments) are accounted for at fair value using the fair value option and recording the changes in fair value through the income statement.

Under U.S. GAAP, this issued debt is reclassified and recorded at cost as the fair value option does not exist.

b) Employee Benefit Plans
The actuarial gains and losses existing on January 1, 2004, were reset to zero as elected by AXA following IFRS 1. Post
January 1, 2004, IAS 19 offers three options to recognize the actuarial gains and losses derived from changes in actuarial assumptions. AXA elected for all actuarial gains and losses linked to employee benefit plans to be recorded in retained earnings through the Statement Of Recognized Income and Expenses (SORIE). With that treatment, the entire gains or losses arising in a year are fully recognized in the year they occurred. They are presented in a separate line item as part of shareholders’ equity. Under U.S. GAAP, the option related to the recognition of the gains and losses in the SORIE does not exist. The actuarial gains and losses are carried forward to be recorded as previously recognized under the corridor method with amortization recognized in the income statement. The amount by which the unrecognized cumulative gains or losses exceed the greatest of a) 10% of the Pension Benefit Obligation (PBO), or b)
10% of the market-related value of plan assets is divided by the expected average remaining service lifetime. Starting with 2006, when AXA adopted FAS 158, U.S. GAAP requires the employer to measure the funded status of a plan as of the date of its year-end statement of financial position. An employer is required to recognize the over-funded or under-funded status of a defined benefit post-retirement plan (other than a multi-employer plan) as an asset or liability in its statement of financial position and recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity.

For plans accounted for under FAS87 (pension plans), the calculation to determine the need of Additional Minimum
Liability is no longer required, as the direct recognition of funding status has superseded this principle.

Under IFRS, the assets and liabilities for the employee benefit plans are measured at the balance sheet date. Some do not meet the plan asset definition, e.g. insurance contracts issued by AXA which support the defined benefit pension plans: in such case, liabilities cannot be shown net. These “separate assets” must be presented separately on the asset side. Under U.S. GAAP, all assets of the benefit plans are plan assets, no separate assets are presented. Before the
2006 year-end, the plan assets and liabilities in U.S. GAAP could be measured up to three months before the balance sheet date. Adopting the year-end valuations had no material impact.

c) Share-based compensation
Under IFRS 2, equity-settled plans with employees granted after November 7, 2002 are accounted for using their grant date fair values as a reliable proxy of the fair values of services received (plans granted earlier are excluded from the calculation). Option pricing models and other valuation techniques are used to measure the grant date fair values of awards made under these equity-settled plans, and the resulting amounts, net of expected forfeitures, are recognized as compensation expense over the respective vesting periods of these awards.

Under U.S. GAAP, beginning in 2006 with the adoption of FAS123(R), the accounting principles are similar to IFRS, within U.S. GAAP these is no grandfathering of plans granted prior to November 2, 2002, and some technical details are different between IFRS and U.S. GAAP.

Under both IFRS 2 and U.S. GAAP, resulting measurements of compensation cost are recorded in the income statement over the requisite service/vesting period of the respective award. The cost of cash-settled plans is determined by reference to the market price of the underlying shares and is remeasured at each balance sheet date until the liabilities are settled.

d) Restructuring provision
Under IAS 37, restructuring provisions that do not involve a business combination may be recognized if a detailed formal plan is announced or implementation has effectively begun. Under U.S. GAAP, recognition of a liability based solely on commitment to a plan is prohibited, however, a provision for special involuntary employee termination benefits may be recognized at the date such arrangements have been communicated to employees if certain criteria are met, including the likelihood that significant changes will not be made to the plan or that the plan will be withdrawn.

31.1.11. Deferred income taxes
In general, there are adjustments of the deferred tax balance based on the reconciling items and the related tax implications. Differences will arise between IFRS and U.S. GAAP due to differences in underlying principles of valuation for assets, liabilities, revenues, expenses, gains and losses between IFRS and U.S. GAAP.

Under IFRS, changes to the deferred tax rate related to items recorded in shareholders’ equity are not recorded in income. The effect on deferred taxes for transactions originally recognized in shareholders’ equity is allocated to shareholders’ equity.

Under U.S. GAAP, it is not permitted to use substantively enacted rates. Only rates legally enacted at year-end can be used. The changes to the deferred tax rate should be recorded in income even if the deferred tax is linked to items recorded in shareholders’ equity. In particular, the impact of changes in tax rates on the deferred tax determined on unrealized gains and losses on fixed maturity and equity investments classified as “available for sale”

under U.S. GAAP is not recorded in “Other Comprehensive Income” but instead recorded in the Income Statement.
Under IFRS, deferred tax liabilities are not required to be recognized in respect of temporary differences between the book and tax basis of subsidiaries and associates, including undistributed profits, to the extent it is probable these differences will not be realized in the foreseeable future and the parent or investor is able to control the timing of the realization of such differences. Under U.S. GAAP, deferred tax liabilities generally are recognized in full for temporary differences between book and tax basis, including undistributed profits, with limited exception for those arising from (i) certain investments in subsidiaries and corporate joint ventures considered “permanent” in duration and (ii) certain majority-owned subsidiaries for which the tax law provides a mean for tax-free recovery and the parent expects that mean will be ultimately used and would not result in significant cost to execute. Under both
U.S. GAAP and IFRS, AXA evaluates all available evidence to determine if a deferred tax asset is recognized. Under
U.S. GAAP, greater weight is given to negative evidence, such as cumulative losses in recent years, than under
IFRS.

31.1.12 Cash flow statement
The Statement of Consolidated Cash Flows presented on page F-8 in accordance with IAS 7, is also in compliance with FAS95, except for the following difference.

Under IFRS, all cash flows related to insurance and investment contracts with or with no discretionary participating features are part of the net operating cash flows. However, deposits and withdrawals relating to investment contracts with no discretionnary participating features are separately disclosed as "net cash impact of deposit accounting", within the net cash provided by operating activities aggregate.

In a statement of cash flows prepared in accordance with U.S. GAAP, deposits and withdrawals relating to investment contracts would be reflected as financing actitivies.

As detailed in 31.1.9, the definition of investment contracts under IFRS differs from the US GAAP definition.

31.1.13. New adopted accounting pronouncements
Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment” (“SFAS No. 123(R)”)
In December 2004, the FASB issued SFAS No. 123(R), “Share-Based Payment”. SFAS No. 123(R) eliminates the alternative to apply the intrinsic value method of accounting for employee stock-based compensation awards that was provided in SFAS No. 123, “Accounting for Stock-Based Compensation” as originally issued. In addition, the FASB issued the following Staff Positions: (i) No. 123(R)-3, “Transition Election Related to Accounting for the Tax Effects of
Share-Based Payment Awards” (“FSP 123(R)-3”), (ii) No. 123(R)-4, “Classification of Options and Similar Instruments
Issued as Employee Compensation That Allow for Cash Settlement upon the Occurrence of a Contingent Event” (“FSP
123(R)-4”), and (iii) No. 123(R)-6, “Technical Correction of FASB Statement No. 123(R)” (“FSP 123(R)-6”) to clarify the guidance provided in SFAS No. 123(R).

SFAS No. 123(R) requires the cost of all share-based payments to employees, including stock options, stock appreciation rights, and most tax-qualified employee stock purchase plans, to be recognized in the financial statements based on the fair value of those awards. Under SFAS No. 123(R) the cost of equity-settled awards generally is based on fair value at date of grant, adjusted for subsequent modifications of terms or conditions, while cash-settled awards require remeasurement of fair value at the end of each reporting period. SFAS No. 123(R) does not prescribe or specify a preference for a particular valuation technique or model for estimating the fair value of employee stock options and similar awards but instead requires consideration of certain factors in selecting one that is appropriate for the unique substantive characteristics of the instruments awarded. SFAS No. 123(R) is adopted as of January 1, 2006, in the consolidated financial statements.

The standard generally requires a “modified prospective” method to be applied to new awards granted and to awards modified, repurchased, or cancelled after the required effective date.

AXA elected under the original SFAS No. 123 to continue to account for stock-based compensation using the intrinsic value method and to provide only pro forma disclosure of the effect on net earnings of applying the fair value based method. Consequently, the adoption of SFAS No. 123(R) resulted in the recognition of compensation expenses for certain types of AXA’s equity-settled awards, such as options to purchase AXA shares, for which no cost would have been previously charged to net earnings under the intrinsic value method. Similarly, certain types of AXA’s cash-settled awards, such as stock appreciation rights, resulted either in different amounts of compensation expense or different patterns of expense recognition under SFAS No. 123(R) as compared to the intrinsic value method.

Statement of Financial Accounting Standards No. 158, Employers’ Accounting
for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R) (“SFAS No. 158”)

In September 2006, the FASB issued SFAS No. 158 which requires an employer to recognize the over-funded or under-
funded status of defined benefit or other post-retirement plans as an asset or liability on its consolidated balance sheet.
In addition, the FASB issued FSP 158-1, Conforming Amendments to the Illustrations in FAS 87, 88 and 106 and
Related Staff Implementation Guides (“FSP No. 158-1”). SFAS No. 158 and the related interpretation FSP 158-1 requires an entity to: (i) recognize an asset for the funded status, measured as the difference between the fair value of plan assets and the benefit obligation, of defined benefit post-retirement plans that are over-funded and a liability for plans that are under-funded, measured as of the employer’s fiscal year-end; and (ii) recognize changes in the funded status of defined benefit post-retirement plans, other than for the net periodic benefit cost included in net income, in accumulated other comprehensive income. For pension plans, the funded status must be based on the projected benefit obligation which includes an assumption for future salary increases.

AXA adopted SFAS No. 158 as of December 31, 2006.

FASB Staff Position 115-1 and FAS 124-1, “The Meaning of Other-Than-Temporary Impairment
and Its Application to Certain Investments” (“FSP SFAS No. 115-1”)

In November 2005, the FASB issued Staff Position (“FSP”) FAS No. 115-1, which is effective for AXA since January 1,
2006. The Staff Position effectively replaces Emerging Issues Task Force Issue No. 03-1, “The Meaning of Other-Than-
Temporary Impairment and Its Application to Certain Investments” (“EITF 03-1”).

The Staff Position addresses the determination of when an investment is considered impaired, whether the impairment is other-than-temporary and the measurement of an impairment loss. FSP FAS No. 115-1 clarifies that an investor should recognize an impairment loss no later than when the impairment is deemed other-than-
temporary, even if a decision to sell the security has not been made, and also provides guidance on the subsequent accounting for an impaired debt security. AXA identified no material impact on the consolidated financial statements for FSP 115-1.

FASB Interpretation 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109 (“FIN 48”) and the proposed FSP FIN 48-a Definition of Settlement in FIN 48 (“FIN 48-a”)

In June 2006, the FASB issued FIN 48 as an interpretation of SFAS No. 109 to clarify the accounting for uncertainties in the income tax recognized in the consolidated financial statements. Under the guidance of FIN 48, a tax benefits is reflected in the financial statements only if it is “more likely than not” that the company will be able to sustain the tax return position, based on its technical merits until they are either “ultimately settled” with the taxing authority or the statute of limitations for examination has passed. FIN 48 also provides guidance on the recognition, measurement and classification of income tax uncertainties. Tax positions meeting the recognition criteria are required to be measured at the largest amount of tax benefit that is more than 50 percent likely of being realized upon ultimate settlement and, accordingly require consideration of the amounts and probabilities of potential settlement outcomes. Income tax benefits recorded in the past need to be evaluated and, if they no longer meet the requirements of FIN 48, are required to be recorded in the income statement in the period of the assessment. In addition, the guidance requires extensive disclosures on tax benefits. In February 2007, the FASB issued a proposed staff position, FIN 48-a. The final Staff Position will clarify the original guidance by replacing the term “ultimately settled” with the term “effectively settled”.

FIN 48 is effective January 1, 2007. AXA is currently in the process of implementing FIN 48 and is assessing the potential impacts on the consolidated financial statements.

Staff Accounting Bulletin (“SAB”) No. 108, “Considering the Effects of Prior Year Misstatements
when Quantifying Misstatements in Current Year Financial Statements” (“SAB No. 108”)

In September 2006, the staff of the Securities and Exchange Commission (“SEC”) issued SAB No. 108. The interpretations in this SAB express the staff’s views regarding the process of quantifying financial statement misstatements.

31.1.14. Recently issued accounting pronouncements not yet adopted
Statement of Financial Accounting Standards No. 155, Accounting for Certain Hybrid Financial
Instruments – an amendment of FASB Statements No. 133 and 140 (“SFAS No. 155”)
In February 2006, the FASB issued SFAS No. 155, which clarifies issues addressed in Statement 133 Implementation
Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets”. SFAS No.155: (a)
permits the fair value remeasurement of any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation; (b) clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133; (c) establishes a requirement to evaluate beneficial interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation; (d) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and (e) eliminates restrictions on a qualifying special-purpose entity’s ability to hold passive derivative financial instruments that pertain to beneficial interests that are or contain a derivative financial instrument.
For AXA, SFAS No. 155 is applicable for all financial instruments acquired or issued as of January 1, 2007. AXA will adopt the standard as of January 1, 2007, with no material impact on its consolidated financial statements to be expected.

Statement of Financial Accounting Standards No. 156, Accounting for Servicing of Financial Assets –
an amendment of FASB Statement No. 140 (“SFAS No. 156”)
In March 2006, the FASB issued SFAS No. 156 to require that all separately recognized servicing assets and servicing liabilities be initially measured at fair value and permits, but does not require their subsequent measurement at fair value. In addition, SFAS No. 156 requires that derivatives used to mitigate the risks inherent in servicing assets and servicing liabilities be accounted for at fair value. Adoption of SFAS No. 156 is required as of the beginning of the first fiscal year after September 15, 2006 and, therefore, is applicable prospectively to all servicing transactions undertaken by AXA beginning January 1, 2007. AXA expects no material impact on the consolidated financial statements.

Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS No. 157”)
In September 2006, the FASB issued SFAS No. 157 which defines fair value, establishes a framework for measuring fair value under U.S. GAAP and requires enhanced disclosures about fair value measurements. SFAS 157 provides guidance on how to measure fair value under existing accounting standards, however it does not require any new fair value measurements. The standard establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels (“Level 1, 2 and 3”). Fair value is defined as the price in an orderly transaction between market participants to sell the asset or transfer the liability in the market in which the reporting entity would transact for the asset or liability, that is the principal or most advantageous market for the asset or liability.
Quantitative and qualitative disclosures will focus on the inputs used to measure fair value for both recurring and non-
recurring fair value measurements according to their hierarchy levels and the effects of the measurements in the financial statements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. AXA is currently assessing the potential impacts on the consolidated financial statements of implementing SFAS No. 157.

Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets
and Financial Liabilities – Including an amendment of FASB Statement No. 115 (“SFAS No. 159”)

In February 2007, the FASB released SFAS No. 159 which provides all entities with the option to measure most financial instruments and certain other items at fair value with all changes of the unrealized gains and losses to be reported in the income statement. Items eligible for the fair value option include certain recognized financial assets and liabilities, rights and obligations under certain insurance contracts that are not financial instruments, host financial instruments resulting from the separation of an embedded non-financial derivative instrument from a non-financial hybrid instrument, and certain commitments. In general, the fair value option may be applied on an instrument-by-instrument basis, only to entire instruments, and the designation of instruments is irrevocable. SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Companies are required to report the effect of the first remeasurement to fair value as a cumulative-effect adjustment to the opening balance of retained earnings. AXA is currently assessing the potential impacts on the consolidated financial statements of implementing SFAS No. 159.

SOP 05-1, “Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection
with Modifications or Exchanges of Insurance Contracts” (“SOP 05-1”)
In September 2005, the American Institute of Certified Public Accountants (“AICPA”) released SOP 05-1. The SOP requires identification of transactions that result in a substantial change in an insurance contract. Transactions subject to review include internal contract exchanges, contract modifications via amendment, rider or endorsement and elections of benefits, features or rights contained within the contract. If determined that a substantial change has occurred, the related DAC/VBI (VOBA) and other related balances must be written off. AXA will adopt the statement prospectively as of January 1, 2007, and management continues to assess the ultimate impact on the consolidated financial statements.

31.2. Reconciliation of net income and shareholders’ equity
from IFRS to U.S. GAAP

31.2.1. Net income reconciliation
The reconciliation between consolidated net income under IFRS and U.S. GAAP is as follows:

in Euro million

	2006	2005	2004
GROUP CONSOLIDATED NET INCOME IN ACCORDANCE WITH IFRS	5,085	4,318	3,793
(1) Goodwill and purchase accounting	(234)	258	242
(2) Pensions and similar obligations	(211)	(237)	(108)
(3) Financial invested assets and derivatives	31	849	(748)
(4) Real estate property	(473)	(343)	(263)
(5) Deferred Acquisition Costs and Policyholders reserves	(114)	211	115
(6) Debt and compound financial instruments	(192)	(248)	(85)
(7) Other differences	(24)	(36)	4
(8) Tax (a)	460	460	285
Total differences	(756)	914	(558)
GROUP CONSOLIDATED NET INCOME IN ACCORDANCE WITH U.S. GAAP	4,330	5,232	3,235

(a) Including the deferred tax effect from the reconciling differences.

Full year 2006

Net income under U.S. GAAP was €756 million lower under U.S. GAAP than under IFRS, mainly explained by the following:

1  - Differences relating to goodwill and purchase accounting (€–234 million before the impact of deferred tax), mainly included a €–184 million change in fair value of derivative instruments designed to hedge Winterthur acquisition, qualifying as hedge accounting under IFRS (as a firm commitment) and thus included in Winterthur purchase price, but not qualifying under U.S. GAAP FAS 133.
It also included Value of purchased Business Inforce (VBI) differences of €–43 million in Japan and €+14 million in the United States as the amortization of FAS 60 (traditional life) contracts is not sensitive to changes in financial assumptions under U.S. GAAP.
In addition, a €–37 million difference in intangible asset amortization charges was observed at AllianceBernstein.

2 - Charges relating to pension and similar liabilities were €211 million higher under U.S. GAAP (gross of the impact of deferred tax), than the expenses recognized under IFRS.
Under IFRS, actuarial losses related to employee benefit programs were recognized in shareholders’ equity at first time adoption of IFRS as at January 1, 2004 (in accordance with the option allowed by IFRS 1), while the corridor method remained applicable under U.S. GAAP. In addition, actuarial gains and losses generated since January 1,
2004 are taken to shareholders’ equity with no further recycling in net income under IFRS (“SORIE” approach allowed by the new amendment to IAS 19), while they are still recycled through P&L using the corridor method under U.S. GAAP, even though such actuarial gains and losses are also recognized in shareholders’ equity under
U.S. GAAP starting December 31, 2006 (FAS 158). The main contributors to the additional U.S. GAAP charge in
2006 were the United States (including AllianceBernstein) (€–55 million), the United Kingdom (€–93 million), France
(€–21 million) and Germany (€–24 million).
Adoption of FAS 158 (“Employers’ Accounting for Defined Benefit Pension and Other Post-retirement Plans”) had no impact on U.S. GAAP net income.

3 - Differences relating to financial invested assets and derivatives led to additional income (gross of the impact of deferred tax) of €31 million.
Changes in the fair value of securities in the “core investment portfolio”, classified as available for sale assets under
IFRS, and taken to income in U.S. GAAP on the basis of accounting rules applicable to investment companies, resulted in a €11 million increase in net income (before the impact of deferred tax), mainly in Germany (€+88 million)
and France (€+11 million), partly offset by €–89 million in Japan.
In addition, a difference of €–26 million (including €–64 million in Japan, partly offset by €+37 million in the
International Insurance activities) arose from available for sale foreign-currency denominated bonds and the translation impact on amortized cost, taken to income under IFRS and shareholders’ equity under U.S. GAAP.
Assets impairment differences created an additional €+14 million income under U.S. GAAP, mainly in the United
States and the United Kingdom, because impairment is not reversible under U.S. GAAP whereas, under IFRS, impairments on fixed maturities are regarded as temporary and can be reversed in certain circumstances.
Finally, hedge accounting differences mainly included: (i) €+28 million on bonds measured using the fair value option under IFRS, since they are covered by interest-rate hedges, but designated as available-for-sale securities under U.S. GAAP (mainly at AXA Bank Belgium), (ii) €–14 million relating to technical differences connected with hedge accounting, including a future cash flow hedge recognized in shareholders’ equity and being amortized through profit and loss under IFRS, and not included in a hedge relationship under U.S. GAAP, and (iii) €+20 million in the AXA Asia Pacific Holdings from net investment hedge cross currency interest rate swaps, for which qualification was not documented under U.S. GAAP in 2006.

4 - Differences relating to real-estate assets totaled €–473 million. These mainly related to the application of SOP 03 1 under U.S. GAAP, which resulted in real estate properties backing contracts with financial risk borne by the policyholder being re-measured at amortized cost: the change in fair value, which is taken to income under IFRS, is therefore cancelled, leading to a difference of €–354 million before the impact of deferred tax (of which
€–234 million in the United Kingdom and €–120 million in France).
Differences in impairment of real estate assets resulted in a €95 million additional charge under U.S. GAAP, mainly in France (€–94 million) notably attributable to impairment reversals under IFRS, cancelled under U.S. GAAP.
These differences also included the impact (€–15 million) of re-measuring real estate properties backing UK With-
Profits contracts at amortized cost under U.S. GAAP.

5 - Differences relating to deferred acquisition costs and policyholders reserves totaled €–114 million, including
€–23 million on deferred acquisition costs and equivalents (DAC) and €–91 million on policyholders reserves.
DAC differences included a difference in the amortization pattern for FAS 60 products, along with an impact relating to amounts capitalized for investment contracts without DPF. Under IFRS, the prior method of amortizing DAC in proportion of the expected emergence of future profits was maintained for insurance and investment contracts with discretionary participation features, while amortization charges under U.S. GAAP are partly based on premium income (FAS 60). In the United Kingdom, in addition, there are differences regarding contracts falling within the scope of IAS 39, with adjustments consisting in re-establishing deferred acquisition costs under U.S. GAAP to replace rights to future fees recognized initially on investment contracts without discretionary participation features
(DOC - deferred origination costs) in accordance with IAS 18.
The difference of €–91 million on policyholders’ reserves was due to €–227 million change from selective unlocking, which is not allowed under U.S. GAAP, partly offset by €+137 million of other technical differences on reserves.
The €–227 million from selective unlocking (notably including €–244 million in the United States) arose from the option allowed under IFRS 4.24 (not available under U.S. GAAP) to revalue reserves such as the ones related to
Guaranteed Minimum Death Benefits (GMDBs) and Guaranteed Minimum Income Benefits (GMIBs) covered by a finance risk-management program. The selective revaluation of technical reserves allowed by IFRS is not authorized under U.S. GAAP, and related net reserves are revalued according to SOP03-1 or FAS 133 under U.S. GAAP.
Other technical differences on reserves totaled €+137 million, combining the impact of reserve valuation, notably
€+108 million in the United Kingdom attributable to both un-discounting of unit adjustment on non-profit funds and re-measurement of "With Profit" reserves in accordance with SOP03-1, as well as other recognition differences, for example on UK "Funds for Future Appropriation" ("FFA") contracts, in which 100% of changes in value are attributable to policyholders under IFRS shadow accounting, as opposed to only 90% under U.S. GAAP, generating additional charge of €–15 million under U.S. GAAP.

6 - Differences in the treatment of debts and hybrid financial instruments led to an additional charge of €–192 million, mainly driven by the financial charge relating to perpetual debts of the Company that directly flows through shareholders’ equity under IFRS but flows through P&L under U.S. GAAP.

7 - Other differences had individually no material impact on net income.

8 - Finally, tax-related differences mainly included deferred tax impacts resulting from reconciling differences carried out between IFRS and U.S. GAAP and a €+118 million tax difference in the United Kingdom, mainly on the Inherited
Estate for which a €150 million deferred tax liability was booked in IFRS in anticipation of a potential distribution in the future whereas under U.S. GAAP a full provision for a deferred tax liability was already made.

Full year 2005
Net income under U.S. GAAP was €5,232 million, €914 million higher than the IFRS figure.

This was mainly due to the following factors:

1  - Differences relating to goodwill and purchase accounting (€258 million before the impact of deferred tax) included a difference relating to the Value of purchased Business Inforce (VBI) of €274 million, of which €265 million in Japan following a significant change in future financial assumptions as the amortization of FAS 60 (traditional life) contracts is not sensitive to changes in financial assumptions under U.S. GAAP.
Other differences relating to goodwill and purchase accounting, included differences in intangible asset amortization charges, of which €–16 million at AllianceBernstein.

2 - Charges relating to pension and similar liabilities were €237 million higher under U.S. GAAP (gross of the impact of deferred tax), than in IFRS. Under IFRS, actuarial losses booked on employee benefit programs were deducted from opening shareholders’ equity (in accordance with the option allowed by IFRS 1), while the corridor method remained applicable under U.S. GAAP. In addition, actuarial gains and losses generated since January 1, 2004 are taken to shareholders’ equity under IFRS (“SORIE” approach allowed by the new amendment to IAS 19), while they are still amortized using the corridor method under U.S. GAAP. The main contributors to the additional U.S. GAAP charge were the United States (including AllianceBernstein) (€–83 million) and the United Kingdom (€–58 million).

3 - Differences relating to financial invested assets and derivatives led to additional income (gross of the impact of deferred tax) of €849 million.
In particular, changes in the fair value of securities in the “core investment portfolio”, classified as available for sale assets under IFRS, are taken to income in U.S. GAAP on the basis of accounting rules applicable to investment companies. This boosted U.S. GAAP income by €672 million before the impact of deferred tax, mainly in France
(€+239 million), Germany (€+241 million) and Japan (€+171 million).
In addition, a difference of €+115 million (including €+65 million in Japan) related to available for sale foreign-
currency bonds and the translation impact on amortized cost, taken to income under IFRS and shareholders’ equity under U.S. GAAP.

Finally hedge accounting differences included: (i) €+54 million on bonds measured using the fair value option under
IFRS, since they are covered by interest-rate hedging, but designated as available for sale securities under U.S.
GAAP (mainly at AXA Bank Belgium), and (ii) €–35 million relating to technical differences connected with hedge accounting, including a future cash flow hedge recognized in shareholders’ equity and being amortized through profit and loss, and not included in a hedging relationship under U.S. GAAP.

4 - Differences relating to real-estate assets totaled €–343 million. These mainly stemmed from the application of
SOP 03-1, which caused real-estate assets backing contracts with financial risk borne by the policyholder to be restated at amortized cost: the change in fair value, which is taken to income under IFRS, is therefore cancelled, leading to a difference of €–278 million before the impact of deferred tax (of which €–223 million in the United
Kingdom and €–55 million in France). These differences also included the impact (€–24 million) of revaluing real-
estate assets backing UK With-Profits contracts at amortized cost under U.S. GAAP.

5 - Differences relating to deferred acquisition costs and policyholders’ reserves totaled €+211 million, including
€+167 million on deferred acquisition costs and equivalents (DAC) and €+44 million on policyholders’ reserves.
DAC differences included a difference in the amortization pattern for FAS 60 products, along with an impact relating to amounts capitalized for investment contracts without DPF. Under IFRS, the prior method of amortizing DAC in proportion of the expected emergence of future profits was maintained for insurance and investment contracts with discretionary participation features, while amortization charges under U.S. GAAP are partly based on premium income (FAS 60). In the United Kingdom, in addition, there are differences regarding contracts falling within the scope of IAS 39, with adjustments consisting in re-establishing deferred acquisition costs under U.S. GAAP to replace rights to future fees recognized initially on investment contracts without discretionary participation features
(DOC - deferred origination costs) in accordance with IAS 18.
The €+44 million difference on policyholders reserves stemmed from €–58 million change from selective unlocking, not allowed under U.S. GAAP, more than offset by €+104 million of other technical differences on reserves.
The €–58 million from selective unlocking (notably including €–41 million in the United States) arose from the option allowed under IFRS 4.24 (not available under U.S. GAAP) to revalue reserves such as the ones related to
Guaranteed Minimum Death Benefits (GMDBs) and Guaranteed Minimum Income Benefits (GMIBs) covered by a finance risk-management program. Since the selective revaluation of technical reserves allowed by IFRS is not authorized under U.S. GAAP, net reserves are revalued according to SOP03-1 or FAS 133 under U.S. GAAP
Other technical differences on reserves totaled €+104 million, combining the impact of reserve valuation and recognition differences, for example on UK “Funds for Future Appropriation” (“FFA”) contracts, in which 100% of changes in value are attributable to policyholders under IFRS shadow accounting, as opposed to only 90% under
U.S. GAAP, generating additional profit of €176 million under U.S. GAAP.

6 - Differences in the treatment of debts and hybrid financial instruments led to an additional charge of €-248 million, mainly driven by the financial charge relating to perpetual debts and deeply subordinated notes that directly flows through shareholders’ equity under IFRS but flows through P&L under U.S. GAAP.

7 - Other differences had individually no material impact on net income.

8 - The main tax-related differences were:

• €+591 million arising from new estimates, reflecting the improvement in recoverability of tax losses carried forward on deferred tax assets that had been written down mainly in 2002 at AXA Japan under U.S. GAAP;

•  partly offset by deferred tax adjustments relating to the above differences between IFRS and U.S. GAAP.

Full year 2004
Net income under U.S. GAAP was €3,235 million, €558 million lower than the IFRS figure.

This difference was attributable primarily to the following items:

1  - Differences relating to goodwill and purchase accounting (€+242 million before the impact of deferred tax) included a difference relating to the Value of purchased Business Inforce (VBI) of €+143 million, of which €+70 million in
Japan. Most of this difference arose from a difference in amortization charges, to the extent that amortization of VBI on FAS 60 (traditional life) contracts is based on future profits under IFRS, whereas it is based on premium income under U.S. GAAP and is therefore not sensitive to changes in future financial assumptions.
The difference in treatment of restructuring costs as part of the MONY acquisition, which were not included in the opening balance sheet under IFRS, led to a difference of €+174 million (before tax impact).
Offsetting these positive differences, the capital gain recognized by the Dutch holding company on the sale of
Unirobe was €53 million lower under U.S. GAAP, due to valuation differences at the time of the acquisition.
Finally, there were also differences in intangible asset amortization charges, since business combinations prior to
January 1, 2004 were not revalued under IFRS, including €–21 million relating to AllianceBernstein.

2 - Charges relating to pension and similar obligations were €108 million higher under U.S. GAAP than in IFRS. Under
IFRS, actuarial losses booked on employee benefit programs were deducted from opening shareholders’ equity (in accordance with the option allowed by IFRS 1), while the corridor method remained applicable under U.S. GAAP.
In addition, actuarial gains and losses generated since January 1, 2004 are taken to equity under IFRS (“SORIE”
approach allowed by the new amendment to IAS 19), while they are still amortized using the corridor method under
U.S. GAAP. The main contributors to the additional U.S. GAAP charge were the United States (€–63 million), the
United Kingdom (€–12 million) and France (€–13 million).

3 - Differences relating to financial invested assets and derivatives led to a total difference (before the impact of deferred tax) of €–748 million.
Changes in the fair value of securities in the “core investment portfolio”, classified as available for sale assets under
IFRS, are taken to income in U.S. GAAP on the basis of accounting rules applicable to investment companies. This decreased U.S. GAAP income by €73 million before the impact of deferred tax, mainly in Japan (€–117 million), but partly offset by Germany (€+57 million).
Differences relating to assets and liabilities that are subject to economic hedging and therefore measured on the basis of options applicable only to certain assets and liabilities under IFRS, with the objective of monitoring changes in derivatives as closely as possible, or that must naturally be re-measured under IFRS through profit and loss, included (i) €–624 million foreign exchange impact on available for sale fixed maturities which are recognized through profit and loss as far as amortized cost is concerned under IFRS, including €–621 million on the Japanese fixed maturities portfolio, a large part of which was invested in foreign currencies (U.S. dollar and Euro), and (ii)
€–44 million on assets subject to interest-rate hedging, mainly at AXA Bank Belgium.
The recognition of derivative instruments led to a difference of €–19 million (gross of tax), relating in particular to a future cash flow hedge recognized in shareholders’ equity and being amortized through profit and loss, and not included in a hedging relationship under U.S. GAAP.

4 - Differences relating to real estate properties totaled €–263 million. These mainly stemmed from the application of
SOP03-1, which caused real-estate assets backing contracts with financial risk borne by the policyholders to be restated at amortized cost. The change in fair value, which was taken to income under IFRS, was therefore cancelled, leading to a difference of €–269 million, mainly in the United Kingdom and France.

5 - Differences relating to deferred acquisition costs and policyholders reserves totaled €+115 million, including
€+65 million on deferred acquisition costs and equivalents and €+50 million on policyholders reserves.
DAC differences included a difference in the amortization pattern for FAS 60 products, along with an impact relating to amounts capitalized for investment contracts without DPF. Under IFRS, the prior method of amortizing DAC in proportion of the expected emergence of future profits was maintained for insurance and investment contracts with discretionary participation features, while amortization charges under U.S. GAAP are partly based on premium income (FAS 60). In the United Kingdom, in addition, there are differences regarding contracts falling within the scope of IAS 39, with adjustments consisting in re-establishing deferred acquisition costs under U.S. GAAP to replace rights to future fees recognized initially on investment contracts without discretionary participation features
(DOC - deferred origination costs) in accordance with IAS 18.
The difference of €+50 million on policyholders’ reserves stemmed from €–27 million change from selective unlocking
(not allowed under U.S. GAAP), more than offset by €+77 million of other technical differences on reserves.
The option allowed under IFRS 4.24 to revalue reserves relating to benefits such as Guaranteed Minimum Death
Benefits (GMDBs) covered by a risk-management program led to a difference of €–27 million. Since the selective revaluation of technical reserves allowed by IFRS is not authorized under U.S. GAAP, net reserves are revalued according to SOP03-1 or FAS 133.
Other technical differences relating to policyholders’ reserves totaled €+77 million, combining the impact of reserve valuation and recognition differences, for example on UK “Funds for Future Appropriation” (“FFA”) contracts, in which 100% of changes in value are attributable to policyholders under IFRS, as opposed to only 90% under
U.S. GAAP, generating additional profit of €121 million under U.S. GAAP.

6 - Differences in the treatment of debts and compound financial instruments led to a difference of €–85 million, mainly driven by the financial charge relating to perpetual debts that directly flows through shareholders’ equity under IFRS but flows through P&L in U.S. GAAP.

7 - Other differences were not material.

8 - Finally, tax-related differences mainly included deferred tax adjustments relating to restatements carried out between IFRS and U.S. GAAP.

31.2.2. Shareholders’ equity reconciliation

in Euro million

	2006	2005	2004
SHAREHOLDERS’ EQUITY IN ACCORDANCE WITH IFRS	47,226	36,525	31,571
(1) Goodwill and purchase accounting	2,367	2,677	2,264
(2) Pensions and similar obligations	(76)	2,050	1,670
(3) Financial invested assets and derivatives	362	278	317
(4) Real estate property	(1,203)	(715)	(297)
(5) DAC and Policyholders reserves	1,111	1,160	810
(6) Debt and compound financial instruments	(7,525)	(3,846)	(3,991)
(7) Other differences	107	7	9
(8) Tax (a)	(1,444)	(2,033)	(1,921)
Total differences	(6,301)	(422)	(1,141)
SHAREHOLDERS’ EQUITY IN ACCORDANCE WITH US GAAP	40,924	36,103	30,431
(a) Including the deferred tax effect from the reconciling differences.

Reconciliation of shareholders’ equity as of December 31, 2006
Under U.S. GAAP, consolidated shareholders’ equity was €40,924 million at December 31, 2006, €–6,301 million lower than under IFRS.

1 - Differences arising from goodwill and purchase accounting differences totaled €+2,367 million. This figure included
€+1,716 million relating to goodwill, of which €+2,165 million on transactions prior to January 1, 2004: U.S. GAAP goodwill amounts differ from those initially recorded under French GAAP, since business combinations prior to
January 1, 2004 were not restated under IFRS (including “bulletin 210” impact and amortization). In addition, a

€–547 million difference arose on Winterthur goodwill, as a reversal of the IFRS/U.S. GAAP differences in purchase
GAAP, mainly attributable to (i) the €–184 million difference in the cost of Winterthur shares resulting from the accounting of derivative instruments designed to hedge Winterthur acquisition, considered as a firm commitment qualifying as fair value hedge under IFRS and thus included in Winterthur purchase price, but not qualifying as such under U.S. GAAP FAS 133, and (ii) €–362 million lower goodwill in the United Kingdom and Poland as, under U.S.
GAAP, VBI is recognized on “pure investment contracts” (and not in IFRS, see below).

Differences arising from goodwill on other transactions after January 1, 2004 included €+98 million relating mainly to restructuring costs from the MONY acquisition which were not included in the IFRS opening balance sheet.
Differences relating to the Value of purchased Business Inforce (VBI) totaled €+737 million, including €+410 million difference in purchase GAAP in Winterthur entities (as stated above), notably due to the recognition in U.S. GAAP of VBI on contracts classified as pure investment contracts under IFRS, leading to lower goodwill under U.S. GAAP
(United Kingdom €+391 million, and Central Eastern Europe €+90 million, both before the impact of deferred tax).
Excluding Winterthur entities, part of the remaining €+327 million VBI difference arose from differences in amortization, since amortization of FAS 60 (traditional life) contracts is not sensitive to changes in financial assumptions under U.S. GAAP (amortization pattern based on premiums).

Other differences arising from transactions prior to January 1, 2004 included €–101 million relating mainly to the recognition of an intangible asset at AllianceBernstein as part of the Sanford C. Bernstein acquisition.

2 - Differences in recognition of pension and similar obligations totaled €–76 million, since adoption of FAS 158
(“Employers’ Accounting for Defined Benefit Pension and Other Post-retirement Plans”) resulted in the cancellation of almost all differences between IFRS and U.S. GAAP balance sheets, including the end of the Additional Minimum
Liability under U.S. GAAP and the recognition of the net funded status on the balance sheet.
The remaining difference in France (€–73 million) was related to the recognition under U.S. GAAP of pension plans not included in the prior service cost under IAS 19, notably agent pension plans.

3 - Differences relating to financial invested assets and derivatives totaled €+362 million.
DAC and VBI shadow accounting relating to changes in the fair value of securities in “core investment portfolios”, classified as available for sale assets under IFRS and taken to income under U.S. GAAP (classified as trading) on the basis of accounting rules applicable to investment companies resulted in a total difference of €+228 million, mainly in Japan (€+245 million).
In addition, in Hong Kong, there are some investments classified as available for sale under IFRS, for which changes in fair value are offset by a corresponding change in deferred policyholder bonus liabilities. In U.S. GAAP, the underlying policies are classified as FAS 60, for which calculation assumptions are locked in at the start of the contract or when the portfolio is acquired. This led to a €+115 million shadow accounting difference as a result of the cancellation of the deferred policyholder bonus liabilities.

4 - A €–1,203 million difference arose from real estate assets. This was mainly due to the application of SOP03-1, which caused real estate assets backing contracts with financial risk borne by the policyholder to be restated at amortized cost. The change in fair value, which is taken to income each year under IFRS, was therefore cancelled, and replaced by depreciation only under U.S. GAAP, leading to a difference of €–943 million before the impact of deferred tax (of which €–700 million in the United Kingdom and €–243 million in France).
In addition, real estate assets backing UK With-Profit contracts, which are recognized at market value under IFRS were restated at amortized cost under U.S. GAAP, leading to a difference of €–171 million.

5 - Deferred acquisition costs and policyholders’ reserves led to a €1,111 million increase in U.S. GAAP shareholders’
equity as compared to IFRS, including €+568 million on Deferred Acquisition Costs and equivalents (“DAC”) and
€+543 million related to policyholders’ reserves.

Out of the €+568 million related to DAC, the United Kingdom contributed €+703 million. DAC differences included a difference in the rate of amortization (FAS 60 products), along with an impact relating to amounts capitalized
(investment contracts without DPF). Under IFRS, the prior method of amortizing assets in proportion to the expected emergence of future profits was maintained for insurance and investment contracts with discretionary participation, while amortization charges under U.S. GAAP are partly based on premium income (FAS 60). In the United Kingdom, in addition, there were amortization differences on contracts subject to IFRS 4, with adjustments consisting of re-
establishing deferred acquisition costs under U.S. GAAP to replace fees recognized initially on investment contracts without discretionary participation (deferred origination costs or DOCs) in accordance with IAS 18.
Difference of €+543 million on policyholders reserves stemmed from €–449 million charge from selective unlocking, which is not allowed under U.S. GAAP, more than offset by €+992 million of other technical differences on reserves.
The €–449 million (including €–385 million in the United States) arose from the option allowed under IFRS 4.24
(not available under U.S. GAAP) to revalue reserves such as the ones related to Guaranteed Minimum
Death/Income Benefits (GMDBs and GMIBs) covered by a finance risk-management program. Since the selective revaluation of technical reserves allowed by IFRS is not authorized under U.S. GAAP, net reserves are recorded according to SOP03-1 or FAS 133. This also included €–52 million in the International Insurance segment with respect to GMIB and GMDB contracts.

Other technical differences on reserves amounted to €+992 million, including (i) €+447 million relating to UK FFA
(Fund for Future Appropriation) contracts, in which 100% of changes in value are allocated to policyholders under
IFRS shadow accounting, as opposed to only 90% under U.S. GAAP, and (ii) a €+337 million difference resulting from disability income asset amortization in the United States.

6 - Differences in the treatment of debts and hybrid financial instruments led to a difference of €–7,525 million. This included in particular a €–7,305 million reduction in shareholders’ equity relating to deeply subordinated notes (of which €3,794 million issued in 2006 to finance the Winterthur acquisition) and perpetual deeply subordinated notes of the Company, which are included directly in shareholders’ equity under IFRS, and a €–189 million difference relating to the amortization of convertible bonds.

7 -Other various differences totaled €107 million notably including the accounting treatment of share-based compensation which led to a difference of €+135 million, mainly in the United States (€155 million). Under both
IFRS and U.S. GAAP, AllianceBernstein Units held as coverage of deferred compensation plans are deducted from shareholders’ equity. However, under U.S. GAAP, this deduction is partly offset by goodwill.

8 - Tax differences mainly resulted from the deferred tax effects relating to differences between IFRS and U.S. GAAP, and a €–360 million tax difference in the United Kingdom, mainly on the Inherited Estate.

Reconciliation of shareholders’ equity as of December 31, 2005
Under U.S. GAAP, consolidated shareholders’ equity was €36,103 million at December 31, 2005, €422 million lower than under IFRS.

1 - Differences arising from goodwill and purchase accounting differences related to business combinations totaled
€+2,677 million. This figure included €+2,508 million relating to goodwill on transactions prior to January 1, 2004.
U.S. GAAP goodwill amounts differ from those initially recorded under French GAAP, since business combinations prior to January 1, 2004 were not restated under IFRS (including “bulletin 210” impact and amortization). Main contributors to this difference were France for €631 million, the United States (including Life and AllianceBernstein)
for €+1,360 million, and AXA the Parent company and the U.S. Holdings for €+367 million.
Differences arising from goodwill on transactions after January 1, 2004 included €+111 million relating mainly to restructuring costs as part of the MONY acquisition, which were not included in the IFRS opening balance sheet.

Differences relating to the Value of purchased Business Inforce (VBI) totaled €+144 million. Part of this amount arose from differences in amortization, since amortization of FAS 60 (traditional life) contracts is not sensitive to changes in financial assumptions under U.S. GAAP.

Other differences arising from transactions prior to January 1, 2004 included €–74 million relating mainly to the recognition of an intangible asset at AllianceBernstein as part of the Sanford C. Bernstein acquisition.

2 - Differences in recognition of pension and similar obligations totaled €+2,050 million, split as follows:

• €+2,863 million relating to the cancellation of actuarial losses booked on employee benefit programs, which are deducted from shareholders’ equity under IFRS (IFRS 1), while the corridor method remains applicable under
U.S. GAAP,

• €+1,109 million before tax arising from actuarial gains and losses recognized after January 1, 2004 being taken directly to equity (“SORIE” approach, according to the option allowed under IAS 19), which is not allowed under U.S. GAAP

• €–1,922 million relating to the creation of an Additional Minimum Liability under U.S. GAAP.

3 - Differences relating to financial invested assets and derivatives totaled €+278 million.
DAC and VBI shadow accounting relating to changes in the fair value of securities in “core investment portfolios”, classified as available for sale assets under IFRS and taken to income under U.S. GAAP (classified as trading) on the basis of accounting rules applicable to investment companies, led to a total difference of €461 million, mainly in Japan (€+428 million).

In addition there is also a €+101 million shadow accounting difference in Hong Kong resulting from the cancellation of deferred policyholder bonus liabilities recognized under IFRS on contracts classified as FAS 60 under U.S. GAAP for which calculation assumptions are locked in at contract inception or when the portfolio is acquired.
Certain bonds classified as available for sale assets under IFRS are regarded as held-to-maturity assets under
U.S. GAAP (Canada) and are therefore recognized at amortized cost, reducing shareholders’ equity by €159 million before tax.

4 - A difference of €–715 million arose from real-estate assets. This was mainly due to the application of SOP03-1, which caused real-estate assets backing contracts with financial risk borne by policyholders to be restated at amortized cost. The change in fair value, which is taken to income each year under IFRS, was therefore cancelled, and replaced by depreciation only under U.S. GAAP, leading to a difference of €–629 million before the impact of deferred tax (of which €–454 million in the United Kingdom and €–175 million in France).
In addition, real estate assets backing UK with-profit contracts, which are recognized at market value under IFRS, were restated at amortized cost under U.S. GAAP, leading to a difference of €–150 million.

5 - Deferred acquisition costs and policyholders reserves led to a €1,160 million increase in U.S. GAAP shareholders’
equity as compared to IFRS, including €+568 million related to Deferred Acquisition Costs and equivalent (DAC)
and €+592 million on policyholders reserves.
Out of the €+568 million related to DAC and similar costs, the United Kingdom contributed €+635 million. DAC differences included a difference in the rate of amortization (FAS 60 products), along with an impact relating to amounts capitalized (investment contracts without DPF). Under IFRS, the prior method of amortizing assets in proportion to the expected emergence of future profits was maintained for insurance and investment contracts with discretionary participation, while amortization charges under U.S. GAAP are partly based on premium income (FAS 60). In the
United Kingdom, in addition, there were amortization differences on contracts subject to IFRS 4, with adjustments consisting of re-establishing deferred acquisition costs under U.S. GAAP to replace fees recognized initially on investment contracts without discretionary participation (deferred origination costs or DOCs) in accordance with IAS 18.
The €+592 million difference in Policyholders’ reserves mainly included the following:

i) A difference of €–142 million (including €–170 million in the United States) arose from the option allowed under
IFRS 4.24 (non-existent under U.S. GAAP) to revalue reserves such as Guaranteed Minimum Death Benefits

(GMDBs) covered by a finance risk-management program. Since the selective revaluation of technical reserves allowed by IFRS is not authorized under U.S. GAAP, net reserves are recorded according to SOP03-1 or FAS 133.

ii) €+642 million relating to UK FFA (Fund for Future Appropriation) contracts, in which 100% of changes in value are allocated to policyholders under IFRS shadow accounting, as opposed to only 90% under U.S. GAAP.

iii) €+190 million in the United Kingdom in respect to reserves subject to FRS 27 accounting.

iv) €–77 million in the International Insurance segment in relation to GMIB and GMDB contracts that are re-qualified as derivative instruments under U.S. GAAP (instead of reserves in IFRS).

6 - Differences in the treatment of debts and hybrid financial instruments led to a difference of €–3,846 million. This included in particular a €–875 million reduction in shareholders’ equity relating to deeply subordinated notes, and
€–2,679 million perpetual deeply subordinated notes, which are included directly in shareholders’ equity under
IFRS, and a €–270 million difference relating to the amortization of convertible bonds.

7 - Other various differences totaled €7 million.

8 - Tax differences included deferred tax effects relating to differences between IFRS and U.S. GAAP and a
€–471 million tax difference in the United Kingdom, mainly on the Inherited Estate.

Reconciliation of shareholders’ equity as of December 31, 2004
Under U.S. GAAP, consolidated shareholders’ equity was €30,431 million at December 31, 2004, €1,141 million lower than under IFRS.

1  - Differences arising from goodwill and purchase accounting totaled €+2,264 million. This figure included
€+2,498 million relating to goodwill on transactions prior to January 1, 2004. U.S. GAAP goodwill amounts differ from those initially recorded under French GAAP, since business combinations prior to January 1, 2004 were not restated
under IFRS. Main contributors to this difference were France for €631 million, the United States (including Life and
AllianceBernstein) for €+1,183 million, and AXA the Parent company and the U.S. Holdings for €+490 million.
Differences arising from goodwill on transactions after January 1, 2004 included a €+100 million difference, relating mainly to restructuring costs as part of the MONY acquisition, which were not included in the IFRS opening balance sheet.

Differences relating to the Value of purchased Business Inforce (VBI) totaled €–255 million. This amount arose from differences in amortization, since amortization of FAS 60 (traditional life) contracts is not sensitive to changes in future financial assumptions under U.S. GAAP.

Other differences arising from transactions prior to January 1, 2004 included €–50 million, relating mainly to the recognition of an intangible asset at AllianceBernstein as part of the Sanford C. Bernstein acquisition.

2 - Differences in recognition of pension and similar liabilities totaled €+1,670 million, split as follows:

-€+2,936 million relating to the cancellation of actuarial losses booked on employee benefit programs, which are deducted from shareholders’ equity under IFRS (IFRS 1), while the corridor method remains applicable under
U.S. GAAP;

- €+438 million before tax arising from actuarial gains and losses recognized after January 1, 2004 being taken directly to equity (“SORIE” approach, according to the option allowed under IAS 19), which is not allowed under
U.S. GAAP;

- €–1,704 million relating to the creation of an Additional Minimum Liability under U.S. GAAP.

3 - Differences relating to financial invested assets and derivatives totaled €+317 million.
DAC and VBI shadow accounting relating to changes in the fair value of securities in “core investment portfolios”, classified as available for sale assets under IFRS and taken to income under U.S. GAAP (classified as trading) on the basis of accounting rules applicable to investment companies, led to a total difference of €+284 million, including €+229 million in Japan.

In addition there is also a difference linked to shadow accounting for €+117 million including a €+79 million shadow accounting difference in Hong Kong resulting from the cancellation of deferred policyholder bonus liabilities recognized under IFRS on contracts classified as FAS 60 under U.S. GAAP for which calculation assumptions are locked in at contract inception or when the portfolio is acquired.

Certain bonds classified as available for sale assets under IFRS are regarded as held to maturity assets under U.S.
GAAP (Canada) and are therefore recognized at amortized cost, reducing shareholders’ equity by €100 million before tax.

4 - A difference of €–297 million arose from real estate properties. This was mainly due to the application of SOP03-1, which caused real-estate assets backing contracts with financial risk borne by policyholders to be restated at amortized cost. The change in fair value, which is taken to income under IFRS, is therefore cancelled, and replaced by depreciation only under U.S. GAAP, leading, in the United Kingdom, to a difference of €–200 million before the impact of deferred tax.

In addition, real estate assets backing UK with-profit contracts, which are recognized at market value under IFRS, were restated at amortized cost under U.S. GAAP, leading to a difference of €–122 million.

5 - Deferred acquisition costs and policyholders reserves led to a total difference of €+810 million, including
€+376 million related to Deferred Acquisition costs and equivalents (DAC), and €+434 million on policyholders’
reserves.
Out of the €+376 million related to DAC, €+433 million related to the United Kingdom. DAC differences included a difference in the rate of amortization (FAS 60 products), along with an impact relating to amounts capitalized
(investment contracts without DPF). Under IFRS, the prior method of amortizing assets in proportion to the expected emergence of future profits was maintained for insurance and investment contracts with discretionary participation, while amortization charges under U.S. GAAP are partly based on premium income (FAS 60).
In the United Kingdom, in addition, there were amortization differences on contracts subject to IFRS 4, with adjustments consisting of re-establishing deferred acquisition costs under U.S. GAAP to replace fees recognized initially on investment contracts without discretionary participation (deferred origination costs or DOCs) in accordance with IAS 18.

The €434 million differences on policyholders’ reserves notably included the following:

i) An additional charge of €–106 million (mainly in the United States) arose from the option allowed under IFRS 4.24 to revalue reserves such as Guaranteed Minimum Death Benefits (GMDBs) covered by a risk-management program. Since the selective revaluation of technical reserves allowed by IFRS is not authorized under U.S. GAAP, net reserves were revalued according to SOP03-1 or FAS 133;

ii) €+453 million relating to UK FFA (Fund for Future Appropriation) contracts, in which 100% of changes in value are allocated to policyholders under IFRS shadow accounting, as opposed to only 90% under U.S. GAAP;

iii) €+177 million in the United Kingdom in respect to reserves subject to FRS 27 accounting;

iv) €–62 million in the International Insurance segment with respect to GMIB and GMDB contracts.

6 - Differences in the treatment of debts and hybrid financial instruments led to a difference of €–3,991 million. This included in particular €–625 million relating to deeply subordinated notes and €–3,048 million perpetual deeply subordinated notes, which are included directly in shareholders’ equity under IFRS, and a €–287 million difference relating to the amortization of convertible bonds.

7 - Other various differences totaled €+9 million.

8 - Tax differences included both the deferred tax effect of the aforementioned restatements and a €–870 million adjustment of deferred tax balances, relating to AXA Japan (€–570 million, corresponding with the residual amount of deferred tax assets written off in 2002) and the United Kingdom (€–304 million, mainly in the Inherited Estate).

Note 32: Additional U.S. GAAP Disclosures

32.1. Net income per ordinary share

	Years ended December 31,
	2006	2005 (b)	2004 (b)
U.S. GAAP net income applicable to ordinary shares (in Euro million)
Basic	4,330	5,232	3,235
Dilutive securities issued by subsidiaries	–	–	–
Financial charge on assumed conversion of convertible debts	97	96	110
Dilutive	4,427	5,328	3,345
Weighted average of ordinary shares outstanding (a) (in million)
Basic	1,948	1,918	1,840
Assumed exercise of stock options	18	9	6
Assumed conversion of convertible debts	66	64	124
Dilutive	2,032	1,991	1,969
Net income per ordinary share (in Euro)
Basic	2.22	2.73	1.76
Diluted	2.18	2.68	1.70

(a) Weighted average of outstanding ordinary shares after the elimination of the weighted average number of ordinary shares held in Treasury.

(b) According to FAS 128, following any significant capital increase with a stock price lower than the market price, average number of shares and consequently earnings per share over each period shall be restated to take into account this event. As a consequence, the loss of value suffered by existing shares represents the value of the existing shareholders’ theoretical subscription right, and the issue can be regarded as a bonus issue in the amount of the total value of the subscription rights.

The share capital increase with preferential subscription rights launched by AXA on June 14, 2006 to finance part of the acquisition of Winterthur has resulted in the issue of 208,265,897 new shares at a price of €19.80 compared to a market price of €24.47. An adjustment factor (1.019456) equal to the pre-transaction share price divided by the theoretical post-transaction value of the shares is applied to the weighted average number of shares outstanding in each period.

The calculation of basic and diluted net income per ordinary share under U.S. GAAP is based on the same methodology as for IFRS (see note 26 “Net Income per Ordinary Share”). However, certain differences arise due to (i) the underlying differences in the number of treasury shares held by AXA and its subsidiaries (due to differences in scope of consolidation),
(ii) the amount of net income that results in different conclusion on dilutive and anti-dilutive impact of EPS, and (iii) the difference on interest on assumed conversion of convertible debts (timing difference on premium redemption amortization).

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

As a result, the amortization of the redemption premium under U.S. GAAP was approximately €69 million pre-tax in 2006
(2005: €67 million and 2004: €61 million). The two subordinated debt instruments are convertible into AXA ordinary shares.

These potential shares were treated as “dilutive” under U.S. GAAP and, therefore, were included in the U.S. GAAP net income per ordinary share (diluted). The potential conversion of these two subordinated convertible debt instruments into 66 million ordinary shares were included in the calculation of net income per ordinary share (diluted) together with the 18 million stock options taken into account in the earnings per share calculation under U.S. GAAP.

32.2. Derivative intruments

	Year ended December 31, 2006
	Derivative instruments used in fair value hedging relationship		Derivative instruments used in cash flow hedging relationship		Derivative instruments used in hedges of net investment in a foreign operation
	Notional	Fair value	Notional	Fair value	Notional	Fair value
Interest rate swaps	3,159	(144)	730	56	14	–
Currency swaps	–	–	234	15	8,882	1,095
Basic swaps	–	–	–	–	–	–
Equity swaps	623	(120)	–	–	–	–
Total return swaps	–	–	–	–	–	–
SWAPS	3,781	(264)	964	72	8,896	1,096
Caps	–	–	–	–	290	3
Floors	–	–	–	–	–	–
Collars	–	–	–	–	–	–
Swaptions	–	–	2,539	94	–	–
Calls bought	–	–	–	–	1,554	46
Calls sold	–	–	–	–	–	–
Puts bought	–	–	–	–	–	–
Puts sold	–	–	–	–	1,566	(4)
OPTIONS	–	–	2,539	94	3,410	45
Forwards / Futures bought	872	6	–	–	208	4
Forwards / Futures sold	3,016	(35)	–	–	2,392	26
FORWARDS / FUTURES	3,888	(29)	–	–	2,600	30
CREDIT DERIVATIVES	–	–	–	–	–	–
Other derivatives	–	–	–	–	–	–
TOTAL	7,669	(293)	3,503	166	14,906	1,170

(in Euro million)

		Notional			Fair value
Other derivative instruments not qualifying under FAS 133 but generally used as economic hedges
Notional	Fair value	December 31, 2006	December 31, 2005	December 31, 2004	December 31, 2006	December 31, 2005	December 31, 2004
63,256	337	67,158	78,392	77,173	250	1,336	1,185
25,346	50	34,462	26,239	23,168	1,161	50	1,130
314	11	314	792	723	11	50	(29)
714	45	1,337	1,124	1,077	(75)	(45)	54
6,976	140	6,976	1,770	1,866	140	265	216
96,605	583	110,246	108,317	104,007	1,486	1,656	2,557
25,092	(193)	25,382	42,326	43,426	(190)	(237)	(237)
24,308	7	24,308	20,626	9,048	7	10	4
–	–	–	–	47	–	–	–
8,665	159	11,203	2,526	2,240	253	115	62
3,206	128	4,760	1,338	1,602	174	13	106
11	–	11	108	–	–	–	–
1,463	56	1,463	796	24	56	(19)	2
743	(4)	2,309	143	–	(8)	–	–
63,488	153	69,436	67,863	56,386	292	(117)	(62)
10,943	201	12,024	1,712	4,723	211	8	9
28,693	(1,129)	34,101	19,499	23,603	(1,138)	(556)	(264)
39,636	(928)	46,124	21,211	28,326	(927)	(548)	(255)
8,223	50	8,223	7,874	3,170	50	17	48
851	8	851	13	80	8	(277)	(320)
208,802	(135)	234,880	205,277	191,968	909	732	1,967

	Maturity of notional amount as at December 31, 2006 (a)						Notional amount
	< 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	> 5 years	December 31,	December 31,	December 31,
							2006	2005	2004
Interest rate swaps	10,236	3,805	8,812	9,788	3,593	30,924	67,158	78,392	77,173
Currency swaps	13,881	3,935	1,721	2,759	1,561	10,605	34,462	26,239	23,168
Basic swaps	–	–	–	120	–	194	314	792	723
Equity swaps	1,244	21	15	–	–	56	1,337	1,124	1,077
Total return swaps	4,662	–	–	2	–	2,311	6,976	1,770	1,866
SWAPS	30,023	7,761	10,549	12,670	5,153	44,091	110,246	108,317	104,007
Caps	2,291	45	7,206	7,045	1,095	7,700	25,382	42,326	43,426
Floors	–	6,072	4,554	4,574	4,554	4,554	24,308	20,626	9,048
Collars	–	–	–	–	–	–	–	–	47
Swaptions	2,491	1,804	769	577	629	4,933	11,203	2,526	2,240
Calls bought	4,241	28	12	–	–	478	4,760	1,338	1,602
Calls sold	5	5	–	–	–	–	11	108	–
Puts bought	221	110	88	83	722	240	1,463	796	24
Puts sold	2,298	11	–	–	–	–	2,309	143	–
OPTIONS	11,548	8,075	12,630	12,278	7,000	17,905	69,436	67,863	56,386
Forwards / Futures bought	10,913	1,111	–	–	–	–	12,024	1,712	4,723
Forwards / Futures sold	32,481	1,415	205	–	–	–	34,101	19,499	23,603
FORWARDS / FUTURES	43,394	2,526	205	–	–	–	46,124	21,211	28,326
CREDIT DERIVATIVES	129	75	329	6,166	1,291	233	8,223	7,874	3,170
Other derivatives	–	–	9	–	–	842	851	13	80
TOTAL	85,093	18,436	23,722	31,114	13,445	63,071	234,880	205,277	191,968

N.B.: This table includes all derivatives (assets and liabilities), i.e. hedge, macro hedge and other, in asset and liability positions.
(a) By convention, notional amounts are displayed in absolute value, and exclude potential netting out.

								(in Euro million)
Positive fair value			Negative fair value			Net fair value
December 31, 2006	December 31, 2005	December 31, 2004	December 31, 2006	December 31, 2005	December 31, 2004	December 31, 2006	December 31, 2005	December 31, 2004
1,317	2,113	1,808	1,067	779	623	250	1,336	1,185
1,854	958	1,716	693	906	586	1,161	50	1,130
17	54	4	5	3	33	11	50	(29)
171	50	54	246	95	–	(75)	(45)	54
365	273	226	225	8	9	140	265	216
3,723	3,447	3,808	2,237	1,792	1,251	1,486	1,656	2,557
17	18	39	207	255	276	(190)	(237)	(237)
7	10	4	–	–	–	7	10	4
–	–	–	–	–	–	–	–	–
253	115	62	–	–	–	253	115	62
174	14	106	–	2	–	174	12	106
–	1	–	–	1	–	–	–	–
68	–	2	12	19	–	56	(19)	2
–	–	–	8	–	–	(8)	–	–
518	159	214	227	277	276	292	(117)	(62)
241	13	8	31	5	3	211	8	5
153	41	190	1,291	597	450	(1,138)	(556)	(260)
395	54	198	1,322	602	453	(927)	(548)	(255)
58	33	48	8	15	–	50	18	48
155	(161)	(228)	147	117	93	8	(278)	(320)
4,849	3,533	4,040	3,940	2,803	2,073	909	732	1,968

AXA uses derivative instruments mainly to manage its financial exposure to interest rate and exchange rate risks.

As at December 31, 2006, the total notional amount of derivative instruments held by the AXA Group amounted to
€234.9 billion (2005: €205.3 billion; 2004: €192.0 billion). Winterthur integration led to a total increase of derivative instruments’ notional amount by 30.5 billion and fair value by €–24 million.

The net fair value of these derivative instruments as at December 31, 2006 was €909 million (2005: €732 million; 2004:
€1,968 million).

As at December 31, 2006 and based on notional amounts, (i) 47% of the derivative instruments used consisted in swap contracts (53% at December 31, 2005; 54% at December 31, 2004), (ii) 30% were option products (mainly caps and floors) (33% at December 31, 2005; 29% at December 31, 2004), (iii) 20% of derivative instruments consisted of futures
/ forwards (principally other than foreign currency instruments) versus 10% at the end of 2005 and 15% at the end of
2004 and (iv) 4% corresponded to credit derivatives, compared to 4% at the end of 2005 and 2% at December 31,
2004. Credit derivatives are an alternative option to investing in fixed maturities issued by private sector companies.

On a consolidated basis, the notional amount of swaps contracts as at December 31, 2006 was €110.2 billion (2005:
€108.3 billion; 2004: €104.0 billion), and their market value was €1,486 million (2005: €1,656 million and 2004:
€2,557 million).

At December 31, 2006, interest-rate swap contracts accounted for 61% of swaps used by AXA (versus 72% at the end of 2005; 74% at the end of 2004). They are used in particular by (i) the Company (notional value of €39.6 billion compared to €31.6 billion at the end of 2005 and €24.2 billion at the end of 2004) to limit its interest-rate exposure on debt issued or amounts borrowed, (ii) AXA Bank Belgium (notional value of €11.9 billion versus €28.3 billion at the end of 2005 and €40.3 billion at the end of 2004) to hedge interest-rate risk exposures arising in the context of its ordinary banking activities, in order to achieve an appropriate interest-rate spread between its interest-earning assets and interest-bearing liabilities, and (iii) AXA Japan (€4.2 billion versus €7.4 billion at the end of 2005 and €0.6 billion at the end of 2004) to limit its risk exposure to interest-rate on its invested assets (fixed maturities held directly and through consolidated mutual funds). The 2006 decrease in notional value at AXA Japan was mainly due to the sale of directly held Euro-zone bonds, the proceeds of which were reinvested in Japanese bonds.

Currency swaps constitute another part of AXA’s hedging strategies to manage foreign-currency cash flow exposures, and are primarily used by AXA (the Company) with €20.5 billion at the end of 2006 (2005: €17.2 billion; 2004: €12.1 billion) and AXA Japan with €3.1 billion (2005: €5.1 billion; 2004: €5.5 billion), mainly to limit the exposure of its Euro and U.S. dollar bond portfolio.

At December 31, 2006, 88% of the total notional amount of swaps were not used in a qualifying hedge relationship, and included €50.3 billion of swaps at the Company and €16.7 billion at AXA Bank Belgium which, as part of its business, uses mainly Euro-denominated forward rate agreements and interest-rate swaps that generate short-term profits.

The option portfolio consists mainly of caps and floors. The notional amount of caps and floors as at December 31,
2006 was €49.7 billion (2005: €62.9 billion; 2004: €52.5 billion), the decrease in 2006 being mainly attributable to
France, where some hedges matured at end 2006 and were not replaced immediately. They represented 72% of the total notional amount of all options (93% at end 2005 and 2004). Their fair value was €–183 million at the end of 2006
(2005: €–227 million; 2004: €–233 million).

Caps and floors are used predominantly by U.S. and French Life & Savings operations to hedge interest rates on contracts with guaranteed rates of return.

On a consolidated basis, the notional amount of forwards and futures at December 31, 2006 was €46.1 billion (2005:

€21.2 billion; 2004: €28.3 billion), while their market value was €–927 million (2005: €–548 million; 2004:

€–255 million).

Futures are predominantly used by insurance operations to hedge future operating margins. Additionally, AXA’s U.S.

insurance operations use forward and futures contracts for the dynamic risk management program associated with the guaranteed minimum benefits on unit-linked savings products.

As a result, for 86% of these contracts’ notional value, derivatives were used as part of a non qualifying hedge relationship at the end of 2006 (100% as at December 31, 2005 and 2004).

AXA uses credit derivative instruments to manage the exposure of its assets and liabilities to interest-rate risks, but may also use them to enhance returns on invested assets.
At December 31, 2006, the notional amount and the net fair value of these derivatives were €8.2 billion and €50 million, respectively (2005: €7.9 billion and €17 million, respectively; 2004: €3.2 billion and €48 million, respectively). The most important users of these instruments are: (i) AXA Japan (€4.7 billion versus €4.6 billion at the end of 2005 and
€0.8 billion at the end of 2004) and (ii) CDOs (€2.6 billion at the end of 2006 compared to €2.7 billion at the end of
2005 and €2.4 billion at the end of 2004), which use credit derivatives to build their collateral portfolio.

32.3. Deferred tax

The components of the net deferred tax asset and liabilities under U.S. GAAP are as follows:

(in Euro million)

	Year ended December 31,
	2006			2005	2004
	Deferred tax assets	Deferred tax liabilities	Net deferred tax position	Net deferred tax position
Deferred tax though profit & loss	7,231	9,733	(2,503)	(2,216)	(2,456)
Deferred tax though reserves relating to the fair value adjustment of assets classified as Available For Sale	128	2,222	(2,094)	(2,613)	(2,264)
Deferred tax though reserves relating to the fair value adjustment of derivative instruments used in a cash flow hedge relationship	–	20	(20)	(25)	(11)
Deferred tax though reserves relating to Aditional Minimum Liability	–	–	–	634	542
Deferred tax though reserves relating to equity pick-up	–	–	–	–	–
Deferred tax through reserves relating to stock options	13	60	(48)	–	–
Deferred tax through reserves relating to FAS 158 employee benefits	1,088	3	1,085	–	–
Other deferred taxes through reserves	–	–	–	31	–
Net deferred tax excluding policyholders’ tax	8,459	12,038	(3,579)	(4,188)	(4,188)
Policyholders’ tax – net deferred tax	266	1,838	(1,572)	(1,399)	(586)
TOTAL NET DEFERRED TAX	8,725	13,875	(5,151)	(5,587)	(4,775)

(in Euro million)

	Years ended December 31,
	2006	2005	2004
Deferred tax asset, gross	8,862	5,419	5,124
Valuation allowance on deferred tax assets	(137)	(164)	(1,002)
Net deferred tax asset	8,725	5,255	4,122
Deferred tax liability	(13,875)	(10,842)	(8,897)
Net deferred tax asset / (liability)	(5,151)	(5,587)	(4,775)

Note: Deferred tax positions on the balance sheet are stated net at the level of heads of local tax consolidation groups and distinct tax entities.

The difference between IFRS and U.S. GAAP net deferred tax figures is mainly due to:

- The deferred tax impact of various differences in principles discussed in note 31.1 and 31.2.

- Differences in deferred tax balances in the United Kingdom, (and Japan in 2004).

Winterthur consolidation resulted in an increase of the net deferred tax liability by €790 million.

32.4. Employee Benefit Plan

On September 29, 2006, the Financial Accounting Standard Board released the final version of its accounting standard for post-retirement benefits: No. 158 – Employers’ Accounting for Defined Benefit Pension and Other Post-retirement
Plans, which amends FAS 87, 88, 106, 132. The new standard requires recognition of the financial position of plans directly in the balance sheet, elimination of the use of measurement dates prior to the fiscal year-end date and recognition of changes in the funded status in the year in which the changes occur. This new standard closely (but not completely) aligns the U.S. GAAP balance sheet with the IFRS balance sheet under the SORIE option, but does not change U.S. GAAP pension expense so significant differences with IFRS remain.

The following table provides a reconciliation of the pension obligations and assets to the accrued pension cost, including the additional minimum liability recognized for U.S. GAAP only.

RECONCILIATION OF OBLIGATION AND ASSETS TO ACCRUED PENSION COST

(in Euro million)

	2006	2005	2004
Projected Benefit Obligation	(14,736)	(11,440)	(9,586)
Plan Assets under U.S. GAAP	10,681	7,381	6,129
Unrecognized items under U.S. GAAP	–	4,083	3,459
Accrued pension cost (before Additional Minimum Liability) under U.S. GAAP	(4,055)	24	2
Additional Minimum Liability under U.S. GAAP	–	(2,140)	(1,947)
Accrued pension liability under U.S. GAAP	(4,055)	(2,114)	(1,945)
Non current Assets	115	868	760
Current Liabilities	(171)	(124)	(121)
Non current Liabilities	(3,999)	(2,858)	(2,584)

The following table illustrates the incremental effect of applying FASB Statement No. 158.

INCREMENTAL EFFECT OF APPLYING FASB STATEMENT NO. 158

	2006 (Before application of Statement 158)	Adjustments	2006 (After application of Statement 158)
Projected Benefit Obligation	(14,736)	–	(14,736)
Plan Assets under U.S.GAAP	10,681	–	10,681
Unrecognized items under U.S. GAAP	3,328	(3,328)	–
Accrued pension cost (before Additional Minimum Liability) under U.S. GAAP	(727)	3,328	(4,055)
Additional Minimum Liability under U.S. GAAP	(2,409)	2,409	–
Accrued pension liability under U.S. GAAP	(3,136)	(919)	(4,055)

In a US GAAP balance sheet, this change would principally affect accrued pension liabilities within other payables and other comprehensive income, net of the corresponding deferred tax.

32.5. Share-Based compensation

The total compensation cost recognized in income for share-based employee compensation in 2006 is €238.9 million
(2005: €117 million and 2004: €81 million).

Details on the AXA’s share-based compensation programs are provided in note 25; this section focuses on differences between IFRS and U.S. GAAP.

In December 2004, the FASB published FASB Statement 123 (revised 2004) Share-Based Payment. Statement 123(R)
requires that the compensation cost relating to share-based payment transactions be recognized in financial statements based on the fair value of the options on the date they were granted. With the adoption of this new standard in 2006, the U.S. GAAP cost is more aligned with the IFRS cost. The major differences relate to scope (where IFRS excludes costs for equity-settled instruments granted before November 7, 2002 and U.S. GAAP includes them) and to the treatment of AXA’s Shareplan (where under IFRS the cost reflects the fact that except under certain circumstances employees can not trade or hedge shares for a restriction period, while under U.S. GAAP the definition of ’restricted share’ is not met and so the full nominal amount of discount is considered a cost).

Because of the adoption of FAS 123(R), the 2006 cost has many additional elements compared to prior years, including the cost of the AXA SA Share options for €34.8 million and the cost of the AXA Share options for United States Holding company for €31 million. It also includes €13.6 million in connection with the AXA Performances shares and AXA
Restricted Shares, and €3.6 million in connection with the AXA Performances units settled in equity.

In prior years the net income as reported did not include costs according to FAS 123. The following table illustrates the effect on net income and net income per ordinary share, had AXA accounted for share options (see note 31) granted since January 1, 1995 in accordance with FAS 123’s fair value based method.

	U.S. GAAP
	2005	2004
Net Income (in euro million)
– As reported	5,232	3,235
– Adjustment for compensation expense determined under fair value	(13)	(33)
– Pro forma	5,219	3,202
Net Income per ordinary share (in euro)
Basic:
– As reported	2.78	1.79
– Pro forma	2.77	1.77
Diluted:
– As reported	2.73	1.73
– Pro forma	2.72	1.71

32.6. Variable interest entities

AXA has completed its transition to the consolidation requirements regarding variable interest entities (“VIEs”) of
FIN 46R.

At December 31, 2006, AXA is required to consolidate 5 CDOs under U.S. GAAP (2005: 5 CDOs and 2004: 3 CDOs), with total aggregated assets, principally reported in the consolidated balance sheet as investments and debt of approximately €1.2 billion and €1.2 billion, respectively (2005: €1.5 billion and €1.6 billion, respectively and 2004:
€1.5 billion and €1.5 billion, respectively). Under U.S. GAAP, AXA is not required to consolidate specific CDOs, which are consolidated under IFRS, due to the temporary scope exclusion for investment companies. Under IFRS, the amount of assets and liabilities recorded for such consolidated CDOs at December 31, 2006 is €288 million and €288 million, respectively (2005: €343 million and €343 million, and 2004: €323 million and €311million, respectively).
As part of the Winterthur acquisition at December 31, 2006, AXA is required to consolidate 3 special purpose entities
(“SPEs”) under U.S. GAAP, which were used to securitize loans. The SPEs are reported in the consolidated balance sheet principally as mortgage receivables and debt of €1.3 billion and €1.3 billion, respectively. Under IFRS, AXA is required to consolidate one additional SPE, which is not required to be consolidated under U.S. GAAP due to the
FIN46R exclusion of qualified special purpose vehicles (“QSPE”). Under IFRS, the amount of assets and liabilities recorded for such consolidated QSPE at December 31, 2006 is €1.5 billion and €1.5 billion respectively.
Substantially all of the assets of the CDOs and SPEs act as collateral for the related CDO and SPE debt holders. AXA has no right to use these assets. In the event of a default, neither the creditors nor the equity investors (if any) have any recourse against AXA.

AXA also has significant interests in CDOs, which do not require consolidation because management has determined that AXA is not the primary beneficiary. At December 31, 2006, AXA’s investment in such CDOs, being the carrying value included in its consolidated financial statements, totaled approximately €155 million (2005: €140 million and
2004: €172 million) with no additional funding commitments. At such date, these vehicles had total assets of approximately €3.4 billion (2005: €2.9 billion and 2004: €6.2 billion). At December 31, 2006, AXA had approximately
€38 million in unfunded commitments with respect to these vehicles.

At December 31, 2006, AXA is not required to consolidate any private equity partnership VIE. At December 31, 2005,
AXA was required to consolidate one private equity partnership VIE, the total amount of the partnership’s assets of
€537 million being reported principally as investments in the consolidated balance sheet (2004: €544 million). At
December 31, 2005, AXA had approximately €154 million in unfunded commitments with respect to this vehicle (none at year-end 2006).

At December 31, 2006, AXA also had significant variable interests in certain other VIEs reported as investments in the consolidated balance sheet totaling €2,901 million (including Winterthur for €1,759 million), of which €243 million related to partnership interests and private equity and real estate investment pools (2005: €892 million and
€618 million; and 2004: €629 million and €595 million, respectively), and €2,658 million related to other investments
(2005: €274 million and 2004: €34 million). At December 31, 2006, AXA had approximately €1 million of funding commitments in respect of these vehicles (2005: €100 million). The investment carrying value and funding commitments represent AXA’s maximum exposure to loss from its direct involvement in these VIEs.

In addition, at December 31, 2006, AllianceBernstein also has significant variable interests in certain VIEs with approximately €172 million in client’s assets under management (2005: €342 million, and 2004: €627 million)
AllianceBernstein’s maximum exposure to loss from these entities is limited to a nominal investment and prospective investment management fees.

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

32.7. Equity and fixed maturity securities

The table below provides information about fair value, net book value and cost (or amortized cost when applicable) of financial assets for the years ended December 31, 2006, 2005 and 2004, respectively for insurance activities and other segments, as well as unrealized gains and unrealized losses relating to invested assets accounted for at fair value.

INSURANCE
	Year ended December 31, 2006
	Cost or amortized cost (a)	Net book value (b)	Fair value	Unrealized gains	Unrealized losses
Fixed maturities held to maturity	5	4	4	–	–
Fixed maturities available for sale	209,364	216,029	216,029	7,963	1,187
Fixed maturities – Trading		79,441	79,441	–	–
TOTAL FIXED MATURITIES		295,474	295,474	7,963	1,187
Equities available for sale	20,660	27,657	27,657	8,404	41
Equities – Trading		69,448	69,448	–	–
TOTAL EQUITIES		97,106	97,106	8,404	41
Non controlled investment funds available for sale	4,032	4,299	4,299	338	26
Non controlled investment funds trading (c)		2,889	2,889	–	–
TOTAL Non controlled investment funds		7,188	7,188	338	26
Other assets held by full summary controlled investment funds (d)		13,986	13,986	–	–
TOTAL OTHER INVESTMENTS		413,753	413,753	16,705	1,254

(a) Gross of impairment and fair value adjustment (AFS assets only) – including accrued premiums and cumulated amortization – excluding accrued interests.

(b) Net of impairment as well as premium / discount (net of relating amortization). Excludes accrued interests if applicable.

(c) Includes finance leases receivables.

(d) Includes cash and derivatives held by controlled invesment funds.

BANKING AND OTHER ACTIVITIES
	Year ended December 31, 2006
	Cost or amortized cost (a)	Net book value (b)	Fair value	Unrealized gains	Unrealized losses
Fixed maturities held to maturity	–	–	–	–	–
Fixed maturities available for sale	5,797	5,717	5,717	11	91
Fixed maturities – Trading		1,156	1,156	–	–
TOTAL FIXED MATURITIES		6,873	6,873	11	91
Equities available for sale	2,671	2,731	2,731	295	–
Equities – Trading		454	454	–	–
TOTAL EQUITIES		3,186	3,186	295	–
Non controlled investment funds available for sale	226	226	226	1	–
Non controlled investment funds trading (c)		188	188	–	–
TOTAL Non controlled investment funds		414	414	1	–
Other assets held by full summary controlled investment funds (d)		–	–	–	–
TOTAL OTHER INVESTMENTS		10,472	10,472	306	91

(a) Gross of impairment and fair value adjustment (AFS assets only) – including accrued premiums and cumulated amortization – excluding accrued interests.

(b) Net of impairment as well as premium / discount (net of relating amortization). Excludes accrued interests if applicable.

(c) Includes finance leases receivables.

(d) Includes cash and derivatives held by controlled invesment funds.

Winterthur consolidation resulted in a €64 billion increase of equity securities, fixed maturities and non controlled investment funds as at December 31, 2006.

(in Euro million)

Year ended December 31, 2005					Year ended December 31, 2004
Cost or amortized cost (a)	Net book value (b)	Fair value	Unrealized gains	Unrealized losses	Cost or amortized cost (a)	Net book value (b)	Fair value	Unrealized gains	Unrealized losses
190	189	348	159	–	163	163	263	100	–
154,863	167,967	167,967	13,691	436	138,283	150,001	150,001	12,056	114
	72,153	72,153	–	–		63,929	63,929	–	–
	240,308	240,467	13,850	436		214,092	214,192	12,156	114
16,211	20,970	20,970	6,589	59	15,825	17,590	17,590	4,009	72
	65,772	65,772	–	–		53,416	53,416	–	–
	86,742	86,742	6,589	59		71,006	71,006	4,009	72
2,454	2,693	2,693	322	13	2,226	2,306	2,306	183	13
	10,622	10,622	–	–		9,457	9,457	–	–
	13,315	13,315	322	13		11,763	11,763	183	13
	2,722	2,722	–	–		1,220	1,220	–	–
	343,086	343,245	20,762	508		298,081	298,181	16,348	199

(in Euro million)

Year ended December 31, 2005					Year ended December 31, 2004
Cost or amortized cost (a)	Net book value (b)	Fair value	Unrealized gains	Unrealized losses	Cost or amortized cost (a)	Net book value (b)	Fair value	Unrealized gains	Unrealized losses
–	–	–	–	–	–	–	–	–	–
6,349	6,365	6,365	27	11	7,679	7,801	7,801	133	1
	1,281	1,281	–	–		1,207	1,207	–	–
	7,646	7,646	27	11		9,008	9,008	133	1
668	599	599	166	–	677	660	722	90	1
	315	315	–	–		101	101	–	–
	914	914	166	–		761	823	90	1
199	201	201	2	–	62	65	65	3	–
	95	95	–	–		–	–	–	–
	296	296	2	–		65	65	3	–
	–	–	–	–		–	–	–	–
	8,856	8,856	195	11		9,834	9,897	226	2

The tables below provide information about assets in an unrealized loss position:

(in Euro million)

	Year ended December 31, 2006
	For less than12 months		For at least or more than 12 months		Total invested assets in an unrealized loss position
	Fair value	Unrealized loss	Fair value	Unrealized loss	Fair value	Unrealized loss
French government fixed maturity securities	3,610	96	117	1	3,726	97
Foreign government fixed maturity securities	17,097	248	2,501	57	19,598	304
Other local government and agency fixed maturities securities	1,209	40	221	6	1,430	46
Mortgage backed securities	1,060	6	2,325	79	3,385	84
Corporate bonds	20,747	369	10,320	377	31,067	746
TOTAL FIXED MATURITIES	43,722	759	15,483	520	59,206	1,278
Quoted equity securities	786	38	1	–	787	38
Unquoted equity securities	60	3	17	–	77	3
TOTAL EQUITY SECURITIES	846	40	18	1	864	41
Quoted non controlled investment funds	1,202	22	14	1	1,216	23
Unquoted non controlled investment funds	4	1	6	2	10	3
TOTAL NON CONTROLLED INVESTMENT FUNDS	1,206	23	20	3	1,226	26
TOTAL OTHER INVESTMENTS IN AN UNREALIZED LOSS POSITION	45,774	822	15,521	523	61,296	1,345

(in Euro million)

	Year ended December 31, 2005
	For less than 12 months		For at least or more than 12 months		Total invested assets in an unrealized loss position
	Fair value	Unrealized loss	Fair value	Unrealized loss	Fair value	Unrealized loss
French government fixed maturity securities	965	9	–	–	965	9
Foreign government fixed maturity securities	5,131	33	256	5	5,387	37
Other local government and agency fixed maturities securities	1,923	17	121	3	2,044	19
Mortgage backed securities	3,264	60	434	19	3,698	79
Corporate bonds	12,613	240	1,856	63	14,469	303
TOTAL FIXED MATURITIES	23,895	358	2,668	89	26,562	447
Quoted equity securities	792	54	30	3	822	57
Unquoted equity securities	72	2	–	–	72	2
TOTAL EQUITY SECURITIES	865	56	30	3	895	59
Quoted non controlled investment funds	29	5	2	–	31	6
Unquoted non controlled investment funds	21	1	33	7	55	8
TOTAL NON CONTROLLED INVESTMENT FUNDS	50	6	36	7	85	13
TOTAL OTHER INVESTMENTS IN AN UNREALIZED LOSS POSITION	24,809	420	2,733	99	27,542	519

(in Euro million)

	Year ended December 31, 2004
	For less than 12 months		For at least or more than 12 months		Total invested assets in an unrealized loss position
	Fair value	Unrealized loss	Fair value	Unrealized loss	Fair value	Unrealized loss
French government fixed maturity securities	235	2	–	–	236	2
Foreign government fixed maturity securities	1,205	11	60	2	1,265	13
Other local government and agency fixed maturities securities	264	3	77	2	341	5
Mortgage backed securities	879	10	289	9	1 168	19
Corporate bonds	4,114	43	1,018	33	5,131	77
TOTAL FIXED MATURITIES	6,697	69	1,444	47	8,141	116
Quoted equity securities	967	56	1	–	968	56
Unquoted equity securities	3,509	16	3	1	3,512	16
TOTAL EQUITY SECURITIES	4,476	71	4	1	4,480	72
Quoted non controlled investment funds	70	2	19	4	88	6
Unquoted non controlled investment funds	48	3	10	4	58	7
TOTAL NON CONTROLLED INVESTMENT FUNDS	118	5	28	8	146	13
TOTAL OTHER INVESTMENTS IN AN UNREALIZED LOSS POSITION	11,291	146	1,476	55	12,766	201

French government fixed maturity securities
The €97 million unrealized losses at the end of 2006 were mainly recorded by France Life & Savings (€62 million),
France P&C (€15 million) and Axa Bank Belgium (€10 million), and were mostly related to assets in an unrealized loss position lower than 20% of the value of the investment.

Foreign government fixed maturity securities
The €304 million unrealized losses at the end of 2006 were mainly reported by France Life & Savings (€99 million) and
P&C (€11 million), Japan Life & Savings (€28 million), Belgium Life & Savings (€17 million), AXA Bank Belgium
(€43 million), Southern Europe Life & Savings (€17 million) and P&C (€18 million), the United Kingdom Life & Savings
(€6 million) and P&C (€15 million), and Other transnational activities (€19 million), mostly relating to assets in an unrealized loss position lower than 20% of the value of the investment.

Other local government and agency fixed maturity securities
The €46 million unrealized losses at the end of 2006 mainly included Germany and Australia/New Zealand Life &
Savings entities (€24 million and €12 million, respectively), mostly relating to assets in an unrealized loss position lower than 20% of the value of the investment.

Mortgage-backed securities
The €84 million unrealized losses at the end of 2006 were reported by the United States (€58 million) and AXA Bank
Belgium (€21 million), mostly relating to assets in an unrealized loss position lower than 20% of the value of the investment.

Corporate bonds
The €746 million unrealized losses at the end of 2006 were mainly reported by Life & Savings entities in the United States
(€305 million), France (€88 million), Germany (€80 million), Belgium (€59 million), the United Kingdom (€30 million), and Southern Europe (€23 million), but also by P&C entities in the United Kingdom (€39 million), France (€13 million)
and Southern Europe (€11 million), and by Other transnational entities (€33 million) and AXA Bank Belgium
(€14 million). Most of these losses were lower than 20% of the value of the investments.

(in Euro million)

	Year ended December 31, 2006
	Corresponding cost or amortized cost	Corresponding fair value	Unrealized loss	URL < 20% of the corresponding amortized cost	URL between 20% and 50% of the corresponding amortized cost	URL > 50% of the corresponding amortized cost
Fixed maturities below investment grade
URL for less than 6 months	1,087	1,070	17	17	–	–
URL for 6 to 12 months (included)	654	637	17	17	–	–
URL for more than 12 months	622	604	18	18	–	–
Total fixed maturities below investment grade	2,363	2,311	52	52	–	–
Fixed maturities above investment grade
URL for less than 6 months	22,654	22,446	208	203	5	–
URL for 6 to 12 months (included)	20,982	20,441	541	537	2	2
URL for more than 12 months	14,484	14,007	478	443	34	–
Total fixed maturities above investment grade	58,120	56,894	1,226	1,183	42	2
TOTAL FIXED MATURITIES IN AN UNREALIZED LOSS POSITION	60,484	59,206	1,278	1,235	42	2
Equity securities
URL for less than 6 months	786	751	35	33	2	–
URL for 6 to 12 months (included)	100	95	5	4	–	1
URL for more than 12 months	18	17	1	–	–	–
TOTAL Equity securities	905	864	41	38	3	1
Non controlled investment funds
URL for less than 6 months	1,143	1,127	16	16	–	–
URL for 6 to 12 months (included)	86	79	7	3	4	–
URL for more than 12 months	23	20	3	–	2	1
TOTAL Non controlled investment funds	1,252	1,226	26	19	6	1
TOTAL INVESTMENTS IN AN UNREALIZED LOSS POSITION	62,641	61,295	1,345	1,291	51	3

(in Euro million)

	Year ended December 31, 2005
	Corresponding cost or amortized cost	Corresponding fair value	Unrealized loss	URL < 20% of the corresponding amortized cost	URL between 20% and 50% of the corresponding amortized cost	URL > 50% of the corresponding amortized cost
Fixed maturities below investment grade
URL for less than 6 months	886	876	10	10	–	–
URL for 6 to 12 months (included)	133	131	2	2	–	–
URL for more than 12 months	73	68	5	5	–	–
Total fixed maturities below investment grade	1,091	1,075	16	16	–	–
Fixed maturities above investment grade
URL for less than 6 months	20,491	20,220	271	270	1	–
URL for 6 to 12 months (included)	3,026	2,945	81	81	–	–
URL for more than 12 months	2,402	2,323	79	76	3	–
Total fixed maturities above investment grade	25,919	25,489	430	426	4	–
TOTAL FIXED MATURITIES IN AN UNREALIZED LOSS POSITION	27,010	26,563	447	443	4	–
Equity securities
URL for less than 6 months	883	830	53	53	–	–
URL for 6 to 12 months (included)	60	56	4	4	–	–
URL for more than 12 months	7	5	2	1	–	1
TOTAL Equity securities	950	891	59	58	–	1
Non controlled investment funds
URL for less than 6 months	52	46	6	6	–	–
URL for 6 to 12 months (included)	4	3	1	1	–	–
URL for more than 12 months	44	37	7	2	5	–
TOTAL Non controlled investment funds	100	86	13	8	5	–
TOTAL INVESTMENTS IN AN UNREALIZED LOSS POSITION	28,060	27,541	519	509	9	1

(in Euro million)

	Year ended December 31, 2004
	Corresponding cost or amortized cost	Corresponding fair value	Unrealized loss	URL < 20% of the corresponding amortized cost	URL between 20% and 50% of the corresponding amortized cost	URL > 50% of the corresponding amortized cost
Fixed maturities below investment grade
URL for less than 6 months	204	198	6	3	–	3
URL for 6 to 12 months (included)	61	60	1	1	–	–
URL for more than 12 months	–	–	–	–	–	–
Total fixed maturities below investment grade	265	258	7	5	–	3
Fixed maturities above investment grade
URL for less than 6 months	4,317	4,289	28	28	–	–
URL for 6 to 12 months (included)	2,201	2,167	34	34	–	–
URL for more than 12 months	1,472	1,426	46	43	2	–
Total fixed maturities above investment grade	7,989	7,881	108	105	3	–
TOTAL FIXED MATURITIES IN AN UNREALIZED LOSS POSITION	8,254	8,139	115	110	3	3
Equity securities
URL for less than 6 months	4,414	4,355	58	57	1	1
URL for 6 to 12 months (included)	129	116	13	5	7	1
URL for more than 12 months	10	9	1	1	–	–
TOTAL Equity securities	4,552	4,480	72	63	8	1
Non controlled investment funds
URL for less than 6 months	62	60	2	2	–	–
URL for 6 to 12 months (included)	61	58	4	4	–	–
URL for more than 12 months	36	28	8	–	8	–
TOTAL Non controlled investment funds	159	146	13	5	8	–
TOTAL INVESTMENTS IN AN UNREALIZED LOSS POSITION	12,966	12,765	201	179	18	4

32.8. Segment Information

Under U.S. GAAP, as defined by FASB Statement 131, “Segment Information” (“FAS 131”), when there is a change in the composition of the reportable segments, the corresponding information for earlier periods is restated.
However, the Company has not restated the segment information previously reported for 2005 and 2004 because of the non materiality of the reclassification.

For information, as of January 1, 2005, the Netherlands’ disability portfolio which was previously reported under the Life
& Savings segment is now reported under the Property & Casualty segment.

32.9. Separate accounts assets and liabilities

In AXA’s consolidated financial statements prepared in accordance with IFRS, unit-linked funds whereby the policyholders’ benefits are determined wholly or partly in reference to specific invested assets or to an investment-
related index are referred to as either business with financial risk borne by the policyholders or unit-linked business. The assets and liabilities of this business are reported in separate lines of AXA’s consolidated balance sheet.

Upon the adoption of SOP03-1 “Accounting and Reporting by Insurance Enterprises for Certain Non-traditional Long-
Duration Contracts and for Separate Accounts” effective from January 1, 2004, specific criteria must be met in order for assets and liabilities to be treated as qualifying separate accounts with separate lines in AXA’s consolidated balance sheet. In addition, any general account interest in the separate account can no longer be included in separate accounts but should rather be reported along with all other general account invested assets.

The U.S. GAAP reclassifications for assets and liabilities with financial risk borne by the policyholders that do not qualify as separate accounts under SOP 03-1 have the following effects on AXA’s consolidated assets and liabilities:

(in Euro million)

	December 31, 2006	December 31, 2005	December 31, 2004
Separate account assets as reported under IFRS	176,562	141,410	112,387
Reclassification to general account for U.S. GAAP reporting purposes
Other investments	(85,378)	(61,668)	(50,296)
Real estate investments	(3,366)	(2,697)	(1,881)
Cash	(7,500)	(5,498)	(4,651)
Other assets	(152)	(948)	(807)
Separate account assets as reported under U.S. GAAP	80,167	70,599	54,752

			(in Euro million)
	December 31, 2006	December 31, 2005	December 31, 2004
Separate account liabilities as reported under IFRS	176,657	141,437	112,705
Reclassification to general account for U.S. GAAP reporting purposes	(96,490)	(70,487)	(58,044)
Separate account liabilities as reported under U.S. GAAP	80,167	70,949	54,662

The most significant countries where contracts with financial risk borne by the policyholders do not qualify as “separate accounts” as defined by SOP 03-1 under U.S. GAAP are France (for an asset amount of €27.6 billion as at December 31,
2006, €23.7 billion as at December 31, 2005 and €19.7 billion at year-end 2004), and the United Kingdom (for an asset amount of €62.2 billion at December 31, 2006, €42.7 billion as at December 31, 2005 and €34.2 billion at year-
end 2004).

The most significant contributor to the “separate account” assets and liabilities as defined under U.S. GAAP at
December 31, 2006 was the United States for an amount of €67.2 billion (€63.1 billion as at December 31, 2005, and
€48.8 billion at year-end 2004).

The impact of Winterthur consolidation on U.S. GAAP qualifying “separate account” assets was €3,871 million.

32.10. Guarantees

The accounting for guarantees given under U.S. GAAP currently depends on whether or not the guarantee was given before January 1, 2003 because of the adoption of FIN 45.

Guarantees totaled €5,677 million and consisted mainly of:

- Contracts contingently requiring the guarantor to make payments (in cash or financial instruments) for €508 million
(all existing on or before January 1, 2003).

- Indemnification agreements for €2,874 million (€2,012 million new or modified after January 1, 2003 with a nil fair value, and €861 million existing on or before January 1, 2003).

- Guarantees of another’s performance for €2,075 million (all new or modified after January 1, 2003, with a €5 million fair value), which notably included €1,920 million of performance guarantee granted by AXA Banque to funds managed by AXA IM.

For additional information on guarantees, see note 28 “Contingents assets and liabilities and unrecognized contractual commitments”.

32.11. Purchase GAAP Winterthur U.S. GAAP

Winterthur group’s estimated U.S. GAAP revenues from insurance operations and consolidated net income for 2006 and 2005

Estimates of 2006 and 2005 revenues and consolidated net income for the acquired Winterthur assume the acquisition took place on January 1, 2005.

- Estimated 2006 and 2005 U.S. GAAP revenues from insurance operations totaled €13,020 million and
€12,254 million, respectively (excluding Winterthur’s United States Property & Casualty subsidiary).

- Estimated 2006 and 2005 U.S. GAAP net income totaled €530 million and €321 million respectively, including some non-recurring items (sale of the healthcare and Weaver portfolios, one-off increase in technical liabilities booked by
Winterthur in 2006, one-off tax gains or losses etc.).

These figures are estimates based on U.S. GAAP financial statements prepared by the previous owner. This information is not necessarily indicative of the results that could have been achieved within the AXA Group if the acquisition had actually taken place on January 1, 2005. In particular, the information does not factor in any synergies, nor does it provide an indication of future results.

The retrospective computation of Winterthur’s consolidated net income takes into account:

- the exclusion of net income from the United States Property & Casualty business that is held for sale, and

- entries relating to the amortization of purchase GAAP items, including in particular the cancellation of almost all net gains and losses realized during the period and amortization of newly generated intangible assets.

Other entities acquired during the period would not have had a material impact on AXA’s consolidated revenues or net income.

Schedule

AXA (Parent Company)

CONDENSED BALANCE SHEET		(In Euro million)
	2006	2005	2004
ASSETS
Intangible assets	322	324	–
Investment in subsidiaries	46,756	37,428	37,476
Real estate	2	9	3
Invested assets	3,784	2,601	3,081
Total Investments	50,864	40,362	40,560
Cash and cash equivalents	317	320	1,008
Other assets	526	839	736
Total assets	51,707	41,521	42,304
LIABILITIES
Short term and long term debt	5,028	2,522	2,155
Liabilities	1,720	1,833	2,000
Total liabilities	6,748	4,355	4,155
Subordinated debt	12,800	9,106	9,131
Shareholders’ Equity
Capital	4,793	4,286	4,370
Capital in excess of nominal value	18,088	14,293	15,348
Retained earnings and reserves	9,278	9,481	9,300
Shareholders’ equity	32,159	28,060	29,018
Total liabilities, bonds mandatorily convertible into ordinary shares and shareholders’ equity	51,707	41,521	42,304

Schedule

AXA (Parent Company)

CONDENSED STATEMENTS OF INCOME		(In Euro million)
	2006	2005	2004
Dividends received from subsidiaries	1,581	1,420	970
Net investments result	94	(702)	(310)
Total revenues	1,675	718	660
Operating costs and expenses	(197)	(204)	(171)
Income before income tax	1,478	514	489
Income tax benefit (expense)	(45)	623	30
Net income	1,433	1,137	519

Schedule

AXA (Parent Company)

CONDENSED STATEMENT OF CASH FLOWS		(In Euro million)
	2006	2005	2004
Net income	1,433	1,137	519
Adjustments to reconcile net income to net cash provided by operating activities:
– Net realized investment losses (gains)	(39)	10	12
– Loss on bonds buy back	n/a	236	n/a
– Change in income taxes liabilities (net)	368	214	59
– Changes in others assets and liabilities	(203)	(323)	29
Net cash provided by operating activities	1,559	1,274	619
Cash flows from investing activities:
– Maturities and sales of investments	1,981	2,369	1,475
– Purchase of investments	(1)	(11)	(29)
– Investments in subsidiaries	(12,446)	(1,760)	(2,883)
Net cash used in investing activities	(10,466)	598	(1,437)
Cash flows from financing activities:
– Additions to debt	7,074	1,075	1,051
– Repayment of debt	(835)	(1 033)	(666)
– Issuance of ordinary shares	4,605	356	266
– Decrease in shareholders' equity	(305)	(1,794)	–
– Dividends	(1,635)	(1,164)	(676)
Net cash provided by financing activities	8,904	(2,560)	(25)
Change in cash and cash equivalents	(3)	(688)	(843)
Cash and cash equivalents, beginning of year	320	1,008	1,851
Cash and cash equivalents, at year-end	317	320	1,008

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

2. Long-term Debt and Other Obligations
At December 31, 2006, 2005 and 2004, long-term debt and borrowings amounted to €4,932 million, €2,431 million and €2,008 million, respectively. At December 31, 2006 aggregate maturities of long-term debt and borrowings based on required payments at maturity for 2006, the following four years and thereafter are €2,965 million in 2007,
€15 million in 2008, €75 million in 2009, €255 million in 2010, €1,622 million in 2011 and thereafter.

Information relating to the financing debt (including terms of redemption by the issuer and share conversion) is provided in note 16 to AXA’s consolidated financial statements.

3. Material Differences Between French GAAP, IFRS and U.S. GAAP
The parent company condensed financial statements for the Company are prepared in accordance with generally accepted accounting principles in France. These accounting principles differ in certain material respects from accounting principles generally accepted in the United States of America.

The main difference between French statutory GAAP and IFRS (on a consolidated basis) as well as U.S GAAP (at the parent company level) relates to the accounting for equity investments in which the Company has significant influence.
Under the French statutory basis of accounting, the cost method of accounting is used, whereas, under IFRS (on a consolidated basis) and U.S. GAAP (parent company level), the equity method of accounting is used. Other differences between IFRS and U.S. GAAP are described in notes 31 and 32 to AXA’ s consolidated financial statements included in Item 18 of this annual report.

4. Guarantees

The guarantees given by AXA, the Company, were €7,317 million as at December 31, 2006 and consisted mainly of guarantees given to entities from the Group (€4,534 million), and redemption premium on subordinated convertible bonds for €873 million.

The guarantees received by AXA, the Company, were at December 31, 2006 amounted to €6,998 million. It concerned chiefly credit lines from banks.

Guarantees were described in note 27 “Related party transactions” and note 28 “Contingent assets and liabilities and unrecognized contractual commitments” included in Item 18 of this annual report.

NET INCOME		(In Euro million)
	2006	2005 (a)	2004 (a)
Net income in accordance with French GAAP (statutory basis)	1,433	1,137	519
Dividends from subsidiaries	(1,574)	(1,420)	(970)
Contribution of consolidated subsidiaries under equity method	5,669	4,493	3,724
Other adjustments	(443)	108	520
Total adjustments	3,652	3,181	3,274
Net income in accordance with IFRS (consolidated basis)	5,085	4,318	3,793
U.S. GAAP adjustments	(756)	914	(558)
Net income in accordance with U.S. GAAP	4,330	5,232	3,235

(a) Including TSDI reclassification.

SHAREHOLDERS’ EQUITY		(In Euro million)
	2006	2005 (a)	2004 (a)
Shareholders’ equity in accordance with French GAAP (statutory basis)	32,159	28,060	29,018
Equity method adjustments	15,067	8,465	2,553
Shareholders’ equity in accordance with IFRS (consolidated basis)	47,226	36,525	31,571
U.S. GAAP adjustements	(6,302)	(422)	(1,140)
Shareholders’ equity in accordance with U.S. GAAP (consolidated basis)	40,924	36,103	30,431

(a) Including TSDI reclassification.

Item 19

The following is a list of the exhibits filed with this annual report or incorporated herein by reference:

1.   (a) “Statuts” of the Company
(b) “Reglement Interieur” of the Company.

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

4.   (a) Merger Agreement, dated as of June 29, 2005, between AXA and FINAXA, filed as Exhibit 4(a) to the Company’s
Annual Report on Form 20-F filed on June 29, 2006 and incorporated herein by reference.
(b) Employment Agreement, dated May 11, 2001, between Christopher M. Condron, and AXA Financial, Inc., filed as exhibit 10.16 to the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2001, filed on
August 13, 2001 and incorporated herein by reference.

8. List of the Company’s consolidated subsidiaries at December 31, 2006 is provided in note 2 to the consolidated financial statements included as Item 18 in this Annual Report.

10. (a) Consent of Independent Accountants.

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

Date: June 28, 2007

SS-1