Form 20-F
period 2007-12-31
AXA
filed 2008-04-30
CIK 898427

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

[   ]      REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
[X]      ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007
OR

[   ]      TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from           to

OR

[   ]      SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 1-14410

AXA

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

The Republic of France

(Jurisdiction of incorporation or organization)

25, avenue Matignon - 75008 Paris - France

(Address of registrant’s principal executive offices)

Denis Duverne, Chief Financial Officer and Member of the Management Board

email : denis.duverne@axa.com

25, avenue Matignon - 75008 Paris - France

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
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

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2007 was: 2,060,753,492

Ordinary Shares of Euro 2.29 nominal value per share, including 90,300,936 American Depositary Shares (as evidenced by American

Depositary Receipts), each representing one Ordinary Share.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes [X]                     No [   ]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes [   ]                    No [X]

Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities

Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed
all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has beensubject to such filing requirements for the past 90 days.

Yes [X]                     No [   ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of

"accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer [X]           Accelerated filer [   ]Non-accelerated filer [   ]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing: U.S. GAAP [   ] International Financial Reporting Standards as issued by the International
Accounting Standards Board [X] Other [   ]

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 [   ] Item 18 [X]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes  [   ]                         No [X]

Presentation of Information

This Annual Report on Form 20-F has been filed with the United States Securities and Exchange Commission
(referred to hereafter as the "US SEC" or "SEC").

In this Annual Report on Form 20-F, unless provided otherwise, the "Company", "AXA" or "AXA SA" refers to
AXA, a Société Anonyme organized under the laws of France, which is the publicly traded parent company of the AXA Group, and "AXA Group", the "Group" or "we" refers to the Company together with its direct and indirect consolidated subsidiaries. The Company’s ordinary shares are referred to in this Annual Report on Form
20-F as "shares", "ordinary shares", or "AXA ordinary shares". The principal trading market for the Company’s ordinary shares is the Compartment A of Euronext Paris, which we refer to in this Annual Report on Form 20-F as "Euronext Paris". The Company’s American Depositary Shares and American Depositary Receipts are
referred to in this Annual Report on Form 20-F as "ADSs" and "ADRs", respectively. The ADSs and ADRs are listed on the New York Stock Exchange (referred to in this Annual Report on Form 20-F as "NYSE"). One ADS represents one ordinary share.

This Annual Report on Form 20-F incorporates by reference specific portions of AXA’s home country 2007
Annual Report to Shareholders (the "AXA Group 2007 Annual Report") which was furnished to the SEC on a
Form 6-K on April 28, 2008. Therefore, the information in this Annual Report on Form 20-F should be read in conjunction with such portions of the AXA Group 2007 Annual Report incorporated by reference herein. Such portions of the AXA Group 2007 Annual Report incorporated by reference in this Form 20-F are included herein as Exhibit 15(b). The AXA Group 2007 Annual Report has been furnished to the SEC for information only and the AXA Group 2007 Annual Report is not filed with the SEC except for such specific portions as are expressly incorporated by reference in this Annual Report on Form 20-F.

Item 18 of this Annual Report on Form 20-F incorporates by reference AXA’s consolidated financial statements for the years ended December 31, 2007, 2006 and 2005 from the AXA Group 2007 Annual Report (Part V  -
"Consolidated Financial Statements"). These financial statements have been prepared in accordance with
International Financial Reporting Standards (referred to in this Annual Report on Form 20-F as "IFRS") and interpretations from the International Financial Reporting Interpretations Committee (referred to in this Annual
Report on Form 20-F as "IFRIC") that were definitive and effective as at December 31, 2007, as adopted by the
European Union before the balance sheet date. However, the Group does not use the "carve out" option to avoid applying all the hedge accounting principles required by IAS 39. As a consequence, the consolidated financial statements also comply with IFRS as issued by the International Accounting Standards Board ("IASB").

Various amounts in this Annual Report on Form 20-F and in the AXA Group 2007 Annual Report are shown in million for presentation purposes. Such amounts have been rounded and, accordingly, may not total. Rounding differences may also exist for percentages.

Exchange Rate Information

The information required by this Item is incorporated by reference herein from the AXA Group 2007 Annual
Report, Part I, Section 1.2 page 2.

Special Note Regarding Forward-Looking
Statements

This Annual Report on Form 20-F and other publicly available documents concerning AXA may include, and
AXA’s officers and representatives may from time to time make, statements which may constitute "forward-
looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These
statements are not historical facts but instead represent AXA’s belief regarding future events, many of which, by their nature, are inherently uncertain and outside of AXA’s control.

These statements may address, among other things, AXA’s financial condition, results of operations and business, including its strategy for growth, product development, regulatory approvals, market position, embedded value, new business value, combined ratio, reserves and similar matters. All statements other than statements of historical facts are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements, including those risks and uncertainties discussed elsewhere in this Annual Report on Form 20-F and in AXA’s other public filings, press releases, oral presentations and discussions. Forward-looking statements include, among other things, discussions concerning the potential exposure of AXA to market risks, as well as statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions, including statements with respect to AXA’s Ambition
2012 project and the objectives, financial and other, associated with that project. Forward-looking statements in this Annual Report on Form 20-F are identified by the use of the following words and other similar expressions, among others:

– "anticipate" – "believe" – "outlook" – "probably" – "project" – "risks" – "seek" – "should" – "target"	– "would" – "objectives" – "could" – "estimate" – "expect" – "goals" – "intend" – "may" – "shall"

The following factors, among others, could affect the future results of operations of AXA and could cause those results to differ materially from those expressed in the forward-looking statements included in this Annual
Report on Form 20-F:

– market risks including those related to (a) financial market volatility, stock market prices, fluctuations in interest rates, and foreign currency exchange rates, (b) illiquidity in the credit markets, (c)
counterparty credit risks, (d) adverse developments that may affect the value of AXA’s investments and/or result in investment losses and default losses, (e) the use of derivatives and AXA’s ability to hedge effectively, (f) sustained elevated inflation rates, and (g) adverse changes in the economies in
AXA’s major markets;

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

– AXA’s ability to develop, distribute and administer competitive products and services in a timely, cost-
effective manner and its ability to develop information technology and management information systems to support strategic goals while continuing to control costs and expenses;

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

– the effect of litigation or changes in laws and regulations on AXA’s businesses, including changes in tax laws affecting insurance as well as operating income and changes in accounting and reporting practices;

– changes in policies of central banks and/or governments;

– the costs of defending litigation, the risk of unanticipated material adverse outcomes in such litigation and AXA’s exposure to other contingent liabilities;

– force majeure, terrorist attacks, events of war and their respective consequences;

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

The above factors are in addition to those factors discussed elsewhere in this Annual Report on Form 20-F including matters discussed under the following sections: Item 3 "Key Information – D-Risk Factors"; Item 4
"Information on the Company – Additional Factors which may affect AXA’s Business"; Item 5 "Operating and
Financial Review and Prospects"; Item 11 "Quantitative and Qualitative Disclosures About Market Risk" and
Item 18 "Financial Statements".

You should not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as at the date of the particular statement. AXA does not intend to, and undertakes no obligation to (and expressly disclaims any such obligations to), update publicly or revise any forward-looking statement as a result of new information, future events or otherwise. In light of these risks, AXA’s results could differ materially from the forward-looking statements contained in this Annual Report on Form 20-F and/or in other publicly available documents concerning AXA or statements made by AXA’s officers and representatives from time to time.

PART I

Item 1. Identity of Directors, Senior Management
and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A - Selected Consolidated Financial Data

The information required by this Item is incorporated by reference herein from the AXA Group 2007 Annual
Report, Part II, Section 2.1 pages 4 to 6 and page 8, and part V, Note 26 to the Consolidated Financial
Statements pages 364 and 365. In addition, please see the information set forth below in this Item 3.

Information on Euro Noon Buying Rates

The following table sets forth, for the periods and dates indicated, certain information concerning the Noon
Buying Rate of one Euro to U.S. dollars in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York, which we refer hereafter as the "Euro Noon Buying Rate". The Euro
Noon Buying Rates presented below are for your convenience and were not used by AXA to prepare AXA’s consolidated financial statements.

U.S. dollar per Euro
Calendar period	Average rate (a)
2003	1.1411
2004	1.2478
2005	1.2400
2006	1.2661
2007	1.3797
2008 (through March 31, 2008)	1.5278

(a) The average of the Euro Noon Buying Rates on the last business day of each full month during the relevant period.

		U.S. dollar per Euro
Month	High	Low
October 2007	1.4468	1.4092
November 2007	1.4862	1.4435
December 2007	1.4759	1.4344
January 2008	1.4877	1.4574
February 2008	1.5187	1.4495
March 2008	1.5805	1.5195

The Euro Noon Buying Rate on December 31, 2007 was €1.00 = USD 1.4603

B-Capitalization and Indebtedness

Not applicable.

C - Reasons for the Offer and Use of Proceeds

Not applicable.

D - Risk Factors

The information required by this Item is incorporated by reference herein from the AXA Group 2007 Annual
Report, Part IV, Section 4.1 pages 166 to 175 and Part II, Section 2.2 pages 39 to 43.

Item 4. Information on the Company

The information required by this Item is incorporated by reference herein from the AXA Group 2007 Annual
Report, Part II, Section 2.2 pages 9 to 43. Please note that the following non-GAAP measures presented in the tables on pages 18 and 22 of the AXA Group 2007 Annual Report are not incorporated by reference into this
Form 20-F: "Annual Premium Equivalent", "New Business Value", "Underlying Earnings" and "Adjusted
Earnings".

Please see Note 14.3 in AXA Group’s consolidated financial statements incorporated by reference herein from
AXA Group 2007 Annual Report, part V (pages 198 to 375) related to reconciliation of Property & Casualty insurance claims and claim adjustment expenses for each of the years in the three years ended December 31,
2007.

In addition, please see the tables below which summarize certain key financial data for the last three years. All financial data is prepared on an IFRS basis.

Consolidated Gross Revenues and Net Income

				(in Euro million, except percentages)
	Years ended December 31,
	2007		2006			2005
			Restated (2) (3)	Published		Restated (1) (3)	Published
Consolidated gross revenues
– Life & Savings	59,845	64%	49,952	50,479	64%	44,585	45,116	63%
– Property & Casualty	25,016	27%	19,510	19,793	25%	18,600	18,874	26%
– International Insurance	3,568	4%	3,716	3,716	5%	3,813	3,813	5%
– Asset management	4,863	5%	4,406	4,406	6%	3,440	3,440	5%
– Banking	339	0%	377	381	0%	424	428	1%
– Holdings and other companies	2	0%	4	-	0%	4	0	0%
CONSOLIDATED GROSS REVENUES	93,633	100%	77,966	78,775	100%	70,865	71,671	100%
NET INCOME
– Life & Savings	2,899	49%	2,957	2,957	51%	2,404	2,404	50%
– Property & Casualty	2,218	37%	1,977	1,977	34%	1,737	1,737	36%
– International Insurance	243	4%	244	244	4%	184	184	4%
– Asset management	588	10%	610	610	10%	411	411	9%
– Banking	6	0%	10	43	1%	60	82	2%
NET INCOME FROM OPERATING SEGMENTS	5,953	100%	5,798	5,831	100%	4,796	4,819	100%
– Holdings and other companies	(287)		(712)	(745)		(478)	(645)
NET INCOME	5,666		5,085	5,085		4,318	4,173

(1) As described in Note 1.10 and Note 1.11.2 of "Part V - Consolidated Financial Statements" incorporated by reference from the AXA Group 2007 Annual Report, (i) following clarification of IFRIC agenda committee following IASB decision, AXA reclassified TSDI instruments (perpetual subordinated debts) into shareholders' equity with impact on net income, and (ii) the restatement of The Netherlands' activities as discontinued businesses with impact on revenues.

(2) Restated in full year 2006 means the restatement of The Netherlands' activities as discontinued business.

(3) SPEs and CDOs included in "Holdings and other companies". Previously disclosed in the Other Financial Services segment which was renamed "Banking".

Other Financial Data

	2007		2006		2005 Restated (a) (b)	2005 Published
For the years ended December 31,
Net income per ordinary share (in Euro)
Basic		2.77		2.61	2.25	2.22
Diluted		2.75		2.56	2.22	2.19
At December 31,
Shareholders' equity (in Euro million)		45,642		47,226	36,525	33,847
Average share price (in Euro)		30.9		28.1		21.6
Share price as at December 31 (in Euro)		27.4		30.7		27.3

(a) As described in Note 1.11.2 of "Part V - Consolidated Financial Statements" incorporated by reference from the AXA Group 2007 Annual Report, following clarification of the IFRIC agenda committee following IASB decision, AXA reclassified TSDI instruments (perpetual subordinated debts) into shareholders' equity with impact on net income and shareholders' equity.

(b) The share capital increase with preferential subscription rights launched by AXA on June 14, 2006 to finance part of the acquisition of Winterthur resulted in the issue of 208,265,897 new shares at a price of €19.80 compared to a market price of €24.47. According to IAS 33, share issues carried out at a price below-market may give rise to an adjustment to the average number of shares during the period and in each period presented. As a consequence, the loss of value suffered by existing shares represents the value of the existing shareholders’ theoretical subscription right, and the issue can be regarded as a bonus issue in the amount of the total value of the subscription rights. An adjustment factor (1.019456) equal to the pre- transaction share price divided by the theoretical post-transaction value of the shares is applied to the weighted average number of shares outstanding.

Item 4A. Unresolved Staff Comments

None

Item 5. Operating and Financial review and Prospects

You should read the following discussion and analysis together with AXA’s audited consolidated financial statements and the related Notes included in Item 18 of this Annual Report on Form 20-F.

The audited consolidated financial statements have been prepared in accordance with IFRS as issued by the International
Accounting Standards Board (IASB). Such financial statements also comply with IFRS as adopted by the European Union before the balance sheet date, as described in Note 1 to the consolidated financial statements included in Item 18 of this Annual Report on Form 20-F.

Certain information discussed below and elsewhere in this Annual Report on Form 20-F includes forward-looking statements that involve risks and uncertainties. See "Special Note Regarding Forward-Looking Statements" provided at the beginning of this
Annual Report on Form 20-F and Item 3 "Key information – D - Risk Factors" for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in this Annual Report on Form 20-F.

This discussion and analysis also includes certain terms that are used by AXA in analyzing its business operations and, therefore, may not be comparable with terms used by other companies. These terms are defined in the glossary presented later in this Item.

Overview

The Operating and Financial Review and Prospects item provides certain information on markets for the current year and a discussion and analysis of AXA’s operating performance for the years ended December 31, 2007, 2006 and 2005 as reported under IFRS as follows:

– The information on the market conditions applicable to the year ended December 31, 2007, with a focus mainly on the financial market and insurance market conditions for the main countries in which AXA operates.

– A summary of the main operating highlights of the year specific to AXA, including a summary of the principal acquisitions and disposals, and capital operations that occurred during the year, as well as any important events subsequent to December
31, 2007.

– An overview of critical accounting policies, setting out the accounting policies that require the use of significant assumptions and estimates in the preparation of the consolidated financial statements.

The "consolidated operating results" section is based on IFRS financial statements and is composed of two main parts:

(i) Consolidated revenues for the year ended December 31, 2007 compared to the year ended December 31, 2006, for the
Group and by operating segment, and the same for the year ended December 31, 2006 compared to the year ended
December 31, 2005; and

(ii) Consolidated results for the year ended December 31, 2007 compared to the year ended December 31, 2006, for the Group and by operating segment and the same for the year ended December 31, 2006 compared to the year ended December 31, 2005.

In addition, specific commentaries and analyses are provided for each operating segment, i.e. Life & Savings,
Property & Casualty, International Insurance, Asset Management and Banking, as well as the Holdings and Other
Companies segment. In addition, for each insurance operating segment, investment results are provided.

Additional information is provided in the "Liquidity and Capital Resources" section, describing AXA’s operating sources and uses of funds, solvency margin requirements, supplementary information on contractual obligations and specific information relating to off-balance sheet arrangements, and consolidated cash flows for the year ended December 31, 2007 compared to the year ended December 31, 2006.

Insurance and Asset Management Markets

Incorporated by reference herein from the AXA Group 2007 Annual Report, Part II, Section 2.3 "Insurance and Asset
Management Markets" pages 44 to 47.

Market conditions in 2007

Incorporated by reference herein from the AXA Group 2007 Annual Report, Part II, Section 2.3 "Market conditions in 2007" page
48.

For information purposes and in respect of AXA’s principal non-Euro-based operations, the analysis below provides an indication of the impact of foreign currency fluctuations on total revenues’ growth.

For operations denominated in:	U.S.$	British Pound	Japanese yen
Gross revenues growth in original currency (2007 vs. 2006)	14.9%	9.3%	12.8%
Foreign exchange impact	-9.5%	-0.4%	-10.9%
Gross revenues growth in Euro (2007 vs. 2006)	5.4%	8.8%	1.9%

In addition, AXA provides on a regular basis certain period-to-period comparisons calculated on a comparable basis to eliminate the effects of (i) changes in foreign exchange rates (constant exchange rate basis), (ii) changes in AXA’s scope of consolidation resulting from acquisitions, disposals and business transfers (constant structural basis), and (iii) changes in accounting principles
(constant methodological basis).

Additional information about the impact of foreign currency fluctuations on shareholders’ equity is provided in Note 13 to the consolidated financial statements, included in Item 18 of this Annual Report on Form 20-F.

December 31, 2007 Operating highlights

Incorporated by reference herein from the AXA Group 2007 Annual Report, Part II, Section 2.3 "Operating Highlights" pages 49 to 53.

Events subsequent to December 31, 2007

Incorporated by reference herein from the AXA Group 2007 Annual Report, Part II, section 2.3 "Events subsequent to December
31, 2007" page 54.

Critical accounting policies

The accounting principles used in the preparation of the consolidated financial statements in accordance with IFRS as issued by the IASB are set out in Note 1 in the Notes to the consolidated financial statements in Item 18 of this Annual Report on Form 20-
F. As it relates to the financial statements included in this Form 20-F there is no difference between IFRS as adopted by the
European Union and IFRS as adopted by the International Accounting Standard Board ("IASB").

The Group no longer provides reconciliation of its financial statements prepared under IFRS as issued by the IASB to U.S.
GAAP, as allowed by the SEC's Release No. 33-8879, Acceptance from Foreign Private Issuers of Financial Statements Prepared
in Accordance with International Financial Reporting Standards without Reconciliation to U.S. GAAP, and the related amendments to the SEC rules and Form 20-F.

Certain of AXA’s accounting policies under IFRS require the use of estimates and assumptions that may involve a degree of judgment that affects amounts reported in AXA’s consolidated financial statements. Management applies judgment for complex transactions that may require estimates about matters that are inherently uncertain. These estimates may be based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Consequently, actual experience or current estimates could differ significantly from the previous estimates due to changes in assumptions and financial market or, economic or other conditions. Such differences would be reflected in the financial statements (when appropriate) and could impact AXA’s financial results and conditions. These estimates and related judgments are common in the insurance and financial services industries.

The accounting policies deemed critical to AXA’s operational results of operations and financial position, in terms of materiality and the degree of judgment and estimation involved, are summarized below. The statements below contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act. See "Special Note Regarding Forward-
looking Statements" included at the beginning of this Annual Report on Form 20-F.

Scope of consolidation
Under IFRS, the scope of consolidation includes AXA SA and its subsidiaries, associates and investments in joint ventures (see
Note 1 to the consolidated financial statements included in Item 18 of this Annual Report on Form 20-F). The existence and effect of potential voting rights that are currently exercisable or convertible are also considered when assessing whether AXA controls another entity.

The Group’s approach for the determination of entities to be included in the scope of consolidation is based on an analysis of the concept of control. The concept of control is used as the basis for consolidation of all entities, including consolidation of Special
Purpose Vehicles (SPVs), also referred to as Special Purpose Entities (SPEs). Control is the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

Entities that are controlled in substance, even without the majority of voting rights, are also consolidated. In this regard, the determination of the scope of consolidation involves some elements of judgment.

In particular, in the case of a SPE, control may exist when, in substance:

- the activities of the SPE are being conducted on behalf of AXA according to its specific business needs so that AXA obtains benefits from the SPE’s operations;

-  AXA has the decision-making powers to obtain the majority of the benefits of the SPE or, by setting up an "autopilot"
mechanism, AXA has delegated these decision-making powers;

- AXA has rights to obtain the majority of the benefits of the SPE and may be exposed to risks of the SPE; or

- AXA retains the majority of the residual or ownership risks related to the SPE or its assets.

Under IFRS, the consolidation is based on the level of control, and the consolidation methods are:

- the full consolidation method if AXA exercises an exclusive control;

- the proportionate method if AXA exercises a joint control;

- the equity method if AXA exercises a significant long-term influence.

Given the nature of the Group activities (no securitization of AXA's own invested assets), the current market conditions did not lead to the consolidation of off balance sheet special purpose vehicles originated by the Group.

Goodwill
Goodwill represents the excess of the cost of acquisition over the net fair value of the assets, liabilities and contingent liabilities acquired and is recorded as an asset on the balance sheet. Goodwill is considered to have indefinite useful life and is, therefore, not amortized. AXA reviews goodwill when there is an indication that an impairment may have taken place or, at a minimum, on an annual basis. A multi-criterion analysis is used in order to determine if there are significant adverse changes (parameters include value of assets, future operating profits, market share). The possibility of an impairment can be derived from events or changes in circumstances indicating that the carrying amount of goodwill may not be recoverable. Therefore, there is an element of judgment involved in (i) evaluating when the indication of an impairment is significant enough to require a full test to be undertaken, and (ii) determining the fair value to be used to assess recoverability of the carrying value. The valuation techniques include market quotations and expected discounted cash flows taking into account the current shareholder net asset value plus future profitability on business in-force and profitability value on future new business. The goodwill asset impairment test performed in 2007 did not indicate a need for impairment.

However, future tests may be based on different assumptions and market/economic conditions, which may or may not result in impairment of this asset in future periods. In addition, changes in market, economic or other conditions may affect the value of goodwill. Should an impairment occur, any loss could materially reduce the value of the goodwill asset with a corresponding charge recorded against income. An impairment of goodwill is not reversible.

Investments
AXA’s principal investments for its insurance related assets are primarily in fixed maturity and equity securities. Under IFRS, these securities are carried at fair value or amortized cost unless there is a need for impairment.

Under IFRS, investments are classified in the following categories depending on the intention and ability to hold the invested assets:

– assets held to maturity, accounted for at amortized cost;

– loans and receivables accounted for at amortized cost;

– trading assets and assets designated (option) at fair value with change in fair value through profit and loss, the latter referred to as the "fair value option";

– available for sale assets accounted for at fair value with changes in fair value in shareholders’ equity.

The Group applies the IAS39 fair value hierarchy as described below. Fair values of financial assets traded in active markets are determined using quoted market prices where available. A financial instrument is regarded as quoted in an active market if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency and those prices represent actual and regularly occurring market transactions on an arm’s length basis.

The fair values of financial instruments that are not traded in an active market are estimated:

– using external and independent pricing services such as brokers or arranging banks, for example in the case of CDOs, or

– determined using valuation techniques.

Valuation techniques are subjective in nature and significant judgment is involved in establishing fair values for financial assets.
They involve various assumptions regarding the underlying price, yield curve, correlations, volatility, default rates and other factors. Unlisted equity securities are based on cross checks using different methodologies such as discounted cash flows techniques, price earning ratios multiples, adjusted net asset values, taking into account recent transactions on similar assets if any.
The use of valuation techniques and assumptions could produce different estimates of fair value. However, valuations are determined using generally accepted models (e.g. discounted cash flows, Black & Scholes, etc.) based on quoted market prices for similar instruments or underlyings (index, credit spread, etc.) whenever such directly observable data are available and valuations are adjusted for liquidity and credit risk.

Among invested financial assets measured at fair value in the financial statements excluding derivatives, investment funds consolidated by equity method and contracts where the financial risk is borne by policyholders (€374 billion as at December 31,
2007, €379 billion as at December 31, 2006, €300 billion as at December 31, 2005):

- €307 billion were determined directly by reference to an active market(1) (€320 billion at the end of 2006 and €263 billion at the end of 2005), and

- €67 billion were measured on the basis of valuation techniques(2) (€59 billion at the end of 2006 and €37 billion at the end of
2005).

(1) Fair values determined directly by reference to an active market relate to prices which are readily and regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency and those prices represent actual and regularly occurring market transactions on an arm’s length basis, i.e. the market is still active.

(2) Fair values estimated using valuation techniques include:

–  values provided at the request of the Group by pricing services and which are not readily publicly available or values provided by external parties which are readily available but relate to assets for which the market is not always active, and

–  assets measured on the basis of internal models including assumptions supported by observable data or mark-to-model valuations.

The amount of assets measured at fair value using in whole or in part a valuation technique based on assumptions that are not supported by prices from current market transactions and not based on available observable market data is less than 1.5% of the
Group’s financial invested assets excluding assets backing contracts where the financial risk is borne by policyholders as at
December 31, 2007. When running this analysis, external valuations are considered as observable data determined by market participants. See also Item 11, Quantitative and Qualitative Disclosures about Market Risk.

An impairment loss is recognized if, based on specific facts and circumstances, it is probable that the Group will not be able to recover all of the cost of an individual holding.

Under IFRS, AXA assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. The assessment is based on a security-by-security evaluation and will depend on, but will not be limited to:

– the length of time or the extent to which an unrealized loss position exists,

– whether the issuer has been experiencing significant financial difficulties, and

– factors specific to an industry sector or sub-sector.

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

For debt securities classified as held to maturity or available for sale, the impairment test related to a credit event is performed at the individual level with a subsequent collective assessment for groups of assets with similar risks. If the test based on future cash flows discounted using the effective interest rate at acquisition date indicates that there is objective evidence that the cost may not be recovered, the debt security needs to be impaired. In this case, the charge recorded in the income statement is calculated based on the current market value, representing the difference between the market value and the recorded value of the instrument (less any impairment loss on that asset previously recognized). Under IFRS, the impairment charge for debt securities is reversible in future periods. If the identified risk is eliminated or improves, the valuation allowance may be reversed with the amount of the reversal recognized in the income statement.

Impairment measurement of loans is based on the present value of expected future cash flows, discounted at the loan’s effective interest rate, on the loan’s observable market price or the fair value of the collateral if the loan is collateral-dependent.

In general, assessing an issuer’s near-term prospects may be difficult and involve some reasonable judgments and assumptions.
The use of, and changes to, different methodologies and assumptions may have a material effect on AXA’s consolidated operating results under IFRS.

Investment risk factors
The fair values of investments are subject to market risks, such as interest rate, equity price, foreign currency exchange risks, and credit risk.

Interest Rate Risk
The fair values of AXA’s fixed maturity investments, notes payable and other borrowings will fluctuate in response to changes in market interest rates. Increases and decreases in prevailing interest rates generally result in decreases and increases in fair values of those instruments. Fixed interest rate investments may be more sensitive to interest rate changes than variable rate investments.

The table below presents the exposure of investments sensitive to either fair value or cash flow interest rate risks, with the indication of whether the potential changes in the interest rate curves would impact the shareholders’ equity or the net income of the Group, before the effects of hedges in place.

				(in Euro million)
	December 31, 2007
	Net carrying amount by maturity
	12 months or less	More than 1 year up to 5 years	More than 5 years	Total net carrying value
Fixed maturities available for sale	13,160	56,197	163,514	232,871
Fixed maturities at fair value through profit and loss (a)	17,739	8,883	22,698	49,320
Sub-total fixed maturities	30,899	65,080	186,212	282,191
Loans at amortized cost	2,920	5,459	12,712	21,091
Loans available for sale	46	5	913	963
Loans at fair value through profit and loss (a)	5	39	(4)	40
Sub-total Loans	2,971	5,502	13,621	22,094
TOTAL - Invested financial assets exposed to fair value interest rate risk	33,870	70,583	199,833	304,286
Fixed maturities available for sale	430	2,783	10,069	13,282
Fixed maturities at fair value through profit and loss (a)	380	5,332	2,060	7,772
Sub-total fixed maturities	810	8,115	12,129	21,054
Loans at amortized cost	422	341	1,251	2,015
Loans available for sale	3	2	-	5
Loans designated at fair value through profit and loss (a)	-	17	59	77
Sub-total loans	425	360	1,311	2,096
TOTAL - Invested financial assets exposed to cash flow interest rate risk	1,235	8,475	13,440	23,150
Total invested financial assets exposed to interest rate risk	35,105	79,057	213,273	327,436

(a) Corresponds to financial assets held for trading purposes and financial assets recognized at fair value through profit and loss.

In accordance with IFRS 7, the Group discloses, in Note 4 of its consolidated financial statements included in Item 18 of this
Annual Report on Form 20-F, quantitative sensitivities of the Group "Embedded Value" to interest risk. "Embedded Value" (EV)
is a valuation methodology often used for long term insurance business. It attempts to measure the present value of cash available to shareholders now and in the future. "European Embedded Value" (EEV) is a refinement of this methodology based on
Principles issued by the CFO Forum of European insurers, which AXA adopted during 2005. AXA publishes EEV only for its
Life & Savings business.

In addition to Life & Savings EEV, AXA calculates a "Group EV" which adds to the Life & Savings EEV the Tangible Net Asset
Value for other-than-life businesses.

The Group EV is not an estimate of AXA's "fair value", regardless of how one might define "fair value". It does not include the value of business to be sold in the future, nor does it include any value for future profits from existing business for other-than-life businesses i.e. Property & Casualty, International Insurance, Asset Management and Banking. However, the Life & Savings EEV
is a key management metric measuring the risk-adjusted value of the business and tracking its evolution over time, and the Group
EV provides a crucial link to processes that impact total Group value but cannot be seen within the Life & Savings segment, such as hedging strategies executed at the Group level and also the impact of leverage on the Group.

Additionally, fair values of interest rate sensitive instruments may be affected by the credit-worthiness of the issuer, prepayment options, relative values of alternative investments, the liquidity of the instrument and other general market conditions.
The following table shows the Group’s fixed maturities by type of issuer:

			(in Euro million)
	December 31, 2007	December 31, 2006	December 31, 2005
	Carrying value	Carrying value	Carrying value
Government fixed maturities	128,583	130,947	112,139
Fixed maturities issued by local authorities	6,182	6,493	2,319
Fixed maturities issued by government agencies and state-owned companies (a)	20,392	23,083	10,713
Corporate fixed maturities	132,800	123,971	102,236
Fixed maturities guaranteed by a mortgage	9,629	11,329	7,779
Fixed maturities issued by other issuers (b)	5,661	2,434	5,829
Hedging derivatives and other derivatives	569	(274)	36
FIXED MATURITIES	303,814	297,984	241,052

(a) Means that the state has a blocking minority interest.

(b) Includes fixed maturity investment funds.

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

The tables below present the exposure of the Group to equity price risk and whether the potential fluctuations would impact the shareholders’ equity or the net income of the Group. Furthermore, amounts realized in the sale of a particular security may be affected by the relative quantity of the security being sold.

								(in Euro million)
December 31, 2007	Finance	Services	Energy	Communications	Industrial	Consumer goods	Raw material	Technology	Other	TOTAL
Equities available for sale	12,819	2,765	5,056	1,808	4,663	2,910	1,885	1,819	2,074	35,799
Equities at fair value through profit and loss	2,739	2,243	388	730	1,503	1,314	1,074	324	636	10,952
Sub-total : Equities held directly	15,558	5,008	5,443	2,538	6,165	4,224	2,959	2,144	2,711	46,750
Equities held by controlled investment funds (a)	5,519	433	218	139	396	51	168	82	2,087	9,093
Total Equities as at December 31, 2007	21,077	5,440	5,662	2,677	6,561	4,275	3,127	2,226	4,797	55,843

(a) Recognized at fair value through profit and loss.

									(in Euro million)
December 31, 2006	Finance	Services	Energy	Communications	Industrial	Consumer goods	Raw material	Technology	Other	TOTAL
Equities available for sale	16,040	4,020	3,942	1,447	4,355	2,911	1,971	1,860	1,960	38,505
Equities at fair value through profit and loss	4,224	2,735	282	854	1,642	1,544	876	300	751	13,208
Sub-total : Equities held directly	20,264	6,755	4,224	2,300	5,997	4,455	2,847	2,160	2,711	51,713
Equities held by controlled investment funds (a)	2,324	385	347	97	858	653	393	513	3,894	9,465
Total Equities as at December 31, 2006	22,588	7,140	4,571	2,398	6,856	5,108	3,240	2,672	6,605	61,178

(a) Recognized at fair value through profit and loss.

									(in Euro million)
December 31, 2005	Finance	Services	Energy	Communications	Industrial	Consumer goods	Raw material	Technology	Other	TOTAL
Equities available for sale	10,034	3,055	3,214	1,117	3,853	1,892	1,553	1,316	2,394	28,429
Equities at fair value through profit and loss	3,383	3,530	144	51	511	460	606	226	1,986	10,897
Sub-total : Equities held directly	13,417	6,585	3,359	1,168	4,364	2,352	2,159	1,542	4,380	39,326
Equities held by controlled investment funds (a)	3,871	691	352	181	376	53	399	315	2,126	8,364
Total Equities as at December 31, 2005	17,288	7,276	3,710	1,349	4,740	2,405	2,559	1,857	6,506	47,690

(a) Recognized at fair value through profit and loss.

In accordance with IFRS 7, the Group discloses, in Note 4 of its consolidated financial statements included in Item 18 of this
Annual Report on Form 20-F, quantitative sensitivities of the Group "Embedded Value" (as defined above) to equity price risk.

Foreign Currency Exchange Risk
AXA’s market risks associated with changes in foreign currency exchange rates affecting invested assets held by the Group are concentrated in a limited number of portfolios of fixed maturities and equity securities denominated in foreign currency. Most of them back policyholders’ liabilities denominated in the same foreign currency. Those for which this is not the case may be covered by foreign currency hedges.

In accordance with IFRS 7, the Group discloses, in Note 4 of its consolidated financial statements included in Item 18 of this
Annual Report on Form 20-F, quantitative analyses of the sensitivities to foreign exchange risk of held assets and liabilities denominated in a currency different from local currencies.

Credit Risk
Counterparty credit risk is defined as the risk that a third party in a transaction will default on its commitments.

1) Investment portfolios held by the Group’s insurance operations (excluding assets backing unit-linked products where the financial risk is borne by policyholders) as well as by banks and holding companies.
These portfolios give rise to counterparty credit risk through the bonds and derivative products held within them.
At December 31, 2007, the breakdown of the Group’s fixed maturity portfolio (€303.2 billion) by credit rating category was as follows:

2) Asset Backed Securities by underlying type of asset (excluding Collateralized Mortgage Obligations (CMOs)).
At December 31, 2007, the total amount of ABS (excluding CMOs) was €16.2 billion and the economic breakdown was as follows:

(a) Mainly consumer loan ABS plus some leases and operating ABS assets.

3) Breakdown of the ABS portfolio by rating.
The analysis by rating of the ABS portfolio was as follows and shows that 70% were AAA and AA.

4) Receivables from reinsurers resulting from reinsurance ceded by AXA.
The Group’s top 50 reinsurers accounted for 78% of reinsurers’ share of insurance and investment contract liabilities in 2007.
The breakdown of all reserves ceded to reinsurers by reinsurer rating at December 31, 2007 (€11.3 billion) is as follows, taking into account only the ratings of these top 50 reinsurers.

AXA’s exposure to market risk is reduced by its broad range of operations and geographical positions. Furthermore, a large portion of AXA’s Life & Savings operations involves unit-linked or related products, in which most of the financial risk is borne directly by policyholders (approximately 31% of total investments from insurance activities).

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

Life Reserves arising from insurance and investment contracts are the largest liability in AXA’s consolidated financial statements
(71% of total liabilities excluding shareholders’ equity at December 31, 2007), representing the amounts payable under policyholders’ contracts. The Group issues contracts that transfer insurance risk or financial risk or both. Under IFRS, insurance contracts are those contracts that contain significant insurance risk. Such contracts may also transfer financial risk from the policyholders to the insurer. Investment contracts are those contracts that have financial risk with no significant insurance risk.
Both types of contracts may contain a discretionary participating feature. In accordance with IFRS 4, insurance and investment contracts with a discretionary participating feature are accounted for under previous accounting policies provided certain conditions are met. Investment contracts with no discretionary participating feature are accounted for under IAS 39.

Life reserves include unit-linked liabilities with financial risk borne by policyholders (27% of total liabilities excluding shareholders’ equity at December 31, 2007). The core liabilities linked to these contracts are estimated on the basis of the fair value of assets held to back these policies and policyholders carry financial risk in full, except when a GMIB (Guaranteed
Minimum Income Benefit) or GMDB (Guaranteed Minimum Death Benefit) feature is attached to these contracts.

A significant risk of GMDB and GMIB features to AXA is that protracted under-performance of the financial markets could result in benefits being higher than accumulated contract-holder account balances. Reserves are established for these features on the basis of actuarial assumptions related to projected benefits and related contract charges. The determination of this estimated liability is based on models which involve numerous estimates and subjective judgments, including those regarding expected rates of return and volatility, contract surrender rates, mortality experience, and, for GMIB, election rates. There can be no assurance that ultimate experience will match management’s estimates.

In addition to providing for risk through establishing reserves, AXA also manages risk through a combination of reinsurance programs and active financial risk management programs including investment in exchange-traded futures contracts and other instruments.

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

Long-term actuarial assumptions of future investment yields, mortality, morbidity, policy terminations and expenses are used when establishing the reserve for life-contingent contract benefits. Discount rate assumptions are determined at the time the policy is issued based upon prevailing technical rates used in pricing for most contracts (see below in section "Discount rates – Life and
Non life reserves" a table presenting the average discount rates used). Mortality, morbidity and policy termination assumptions are based on the respective local regulations and when these are assessed to be inadequate, the Group adjusts the assumptions based on experience.

Liquidity needs can be affected by fluctuations in the level of surrenders, withdrawals and guarantees to policyholders in the form of minimum income benefits or death benefits, particularly on variable annuity business.

The following risks generally apply:

 –  Interest rate risks:

 – A rise in bond yields reduces the value of bond portfolios, which may lead to a liquidity risk in these portfolios or a real loss of value if the rise in yields is related to a rise in inflation.

 – Lower yields on fixed-income investments increase the value of bond portfolios, and, therefore, present risk for certain contracts that provide guaranteed rates. On the other hand, a prolonged period of low yields would have an impact on the pricing of these products. These types of risks are monitored by ALM (Asset / Liabilities Management) techniques.

–   Foreign-exchange rate risk : commitments in foreign currencies are largely backed by assets in the same currencies, or partially hedged.

–   Inflation is a risk (more specifically in the Property & Casualty business), since it increases the compensation payable to policyholders, with the effect that, if it is not adequately taken into consideration, actual claims payments may exceed the reserves set aside. This risk is particularly significant for long-tail businesses.

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
The extent to which acquisition costs are deferred is a significant factor in that business’ reported profitability in any given period. In addition, and in respect of in-force business related to insurance and investment contracts with a discretionary participating feature acquired in a business combination, the present value of future profits attributable to that business is recorded at acquisition date, and is named Value of Purchased Life Business in Force ("VBI"). In principle, the value of related policyholders’ liabilities at the date of acquisition net of VBI represents the estimated fair value of such business on such date as defined by market practice under previous accounting policies still in use under IFRS 4. The amount of VBI calculated will depend on assumptions used to estimate the future profitability of the contracts acquired including the discount rate used. In respect of amortization of DAC and VBI on insurance and investment contracts with a discretionary participating feature under
IFRS, the amortization may be affected by changes in estimated gross profits or margins principally related to fees, investment return, mortality and expense margins, lapse rates, and anticipated surrender charges. Should revisions to estimated gross profits or margins be required, the effect is reflected in earnings in the accounting period in which the assumptions are revised.
Recoverability is assessed at least on an annual basis.

With respect to investment contracts with no discretionary participating features under IFRS, an asset may be recognized representing the contractual right to benefit from providing investment management services under certain conditions: limited to incremental costs, provided they can be identified separately, measured reliably and it is probable that they will be recovered.

The amortization may be affected by changes in estimated gross profits under IFRS (previous GAAP).

In accordance with IFRS 7, the Group discloses in Note 4 of its consolidated financial statements included in Item 18 of this
Annual Report on Form 20-F quantitative sensitivities of the Group "Embedded Value" (as defined previously in the investment risk factors section) to interest risk and equity price risk.

Non-life reserves
AXA’s liabilities also include non-life reserves (9% of total liabilities excluding shareholders’ equity at December 31, 2007). The
Property & Casualty claims reserves are determined on a basis to cover the total cost of settling an insurance claim. With the exception of disability annuities and workers’ compensation liabilities that are deemed structured settlements, the claims reserves are not discounted. The claims reserves include the claims incurred and reported in the accounting period, claims Incurred But Not
Reported ("IBNR") in the accounting period along with reserves not enough reported ("IBNER" – Incurred But Not Enough
Reported) and costs associated with the claims settlement management. The claims reserving is based upon estimates of the expected losses for all lines of business: reported reserves are measured file by file by the claims department, additional reserves for IBNR and IBNER are assessed through various statistical and actuarial methods. The full process takes into consideration appropriate judgment on the anticipated level of inflation, regulatory risks and the trends in cost and frequency of claims, actual against estimated claims experience, other known trends and development, and local regulatory requirements. Calculations are initially carried out locally by the technical departments in charge and are then reviewed by local risk management teams. In addition to the reviews performed at entity level or, eventually, by the local supervisory authorities, Group Risk Management has an annual review program to ensure the validity and coherence of the models used in the Group in accordance with actuarial principles and accounting rules in force.

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

Claims reserves (also referred to as "loss reserves") fall into two categories as follows:

–   Reserves for reported claims and claims expenses. These reserves are for outstanding claims which have not yet been settled and are generally based on undiscounted estimates of the future claims payments that will be made in respect of the reported claims, including the expenses relating to the settlement of such claims; and

–   Reserves for incurred but not yet (or not enough) reported ("IBN(E)R") claims and claims expenses. IBNR reserves are established on an undiscounted basis, to recognize the estimated cost of losses that have occurred but have not yet been notified to AXA. These reserves, like the reserves for reported claims and claims expenses, are established to recognize the estimated costs, including the expenses associated with claims settlement, necessary to bring claims to final settlement.

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

When assessing claims reserves, actuaries do not rely on one individual calculation but use many methods such as:

– Triangle development methodologies (e.g., Chain-Ladder or Link Ratio) in which historical loss patterns are applied to actual paid losses and reported losses (paid losses plus individual case reserves established by claim adjusters) for an accident year or a report year to create an estimate of how losses are likely to develop over time.

– "A priori assumptions methods" (e.g., Expected loss ratio).

– Mixed methods (e.g., Bornhuetter-Ferguson, Cape Cod).

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

a) Short tail business
For short tail business, claims are reported and settled quickly resulting in less estimation uncertainty. All the methods mentioned above can apply. The main line of business which falls under this classification is Property.

This line of business includes motor own damage, commercial and personal property and can be exposed to natural event claims, which are generally assessed through exposure, instead of development, techniques.

For all the other types of claims, the methods mentioned above are usually applied.

Due to local statutory specificities and some specific policies’ extended coverage, the property sometimes aggregates short-term business insurance with long tail ones (e.g. commercial liabilities), which cannot be assessed separately.
Property also includes local pools whose reserves are set separately on a local industry-consistent basis.

b) Long tail business
Because of its long duration ("time between the event triggering the claim and the final settlement of the claim"), this type of business is exposed to greater estimation uncertainties and variability from one estimate to another, and is heavily influenced by changes in claims management practices and change of local environment assumptions (e.g., increase of indemnities, litigation). It is thus usual to perform a greater number of calculations, by using various techniques, various scenarios and a range of assumptions.

More recent periods suffer from a lack of information (very small amount of claims paid or even incurred) and accordingly development methods are usually not applicable for recent years.

BODILY INJURY (MOTOR AND LIABILITY)
Bodily injury claims reserves represent the most complex part in assessing motor and personal liability lines of business. Such reserves are valued following the way individual cases are assessed depending on the nature of the cases and their evolution. The impact of lump-sum payments against annuities is taken into account including the way both are reported for financial statement purposes: claims reserves, temporary and definitive annuities.

With an increase in claims severity and litigation decisions, the input of legal and other experts is required, in addition to actuarial expertise and methods.

ANNUITIES
Some workers’ compensation and casualty coverage create annuities for individuals as a settlement. Many of the annuity calculations are mandated by public authorities in terms of technical assumptions and, in any event, depend on the relevant market.
In particular, the assumptions include technical discount rates and mandatory mortality tables that should be applied, and, in many cases, have to be adjusted based on other parameters such as indemnity schemes for professional, physical, moral factors, and third-party assistance.

THIRD-PARTY LIABILITY
These policies are usually subject to substantial loss development over time as facts and circumstances change in the years following the policy issuance. This line of business requires projection of various trends including future claims, inflation, and judicial interpretations. Moreover, depending on practices in local markets, policies are not underwritten on the same occurrence basis (e.g., on claim made or accident year basis). In those cases, actuaries will ensure that estimates are consistent with insured liabilities over time.

This line of business requires a review of the different clauses of policies, as well as the local market exposures to social, economical and jurisprudential trends. Reserves linked to specific liability business need to be set not only using AXA subsidiaries’ historical statistical experience but also based on market figures, trends and benchmarks.

CONSTRUCTION
As a result of multi-year exposure, reserves for construction insurance are subject, in various countries, to statutory requirements including specific reserves for claims that are not yet incurred and additional reporting. Actuarial techniques combining regular triangle analyses with severity and frequency analyses allow assessment of those reserves.

LOSS ADJUSTMENT EXPENSES (LAE)
The same general approach applies to claims expenses reserves (Loss Adjustment Expenses-LAE) which are also assessed locally based on local cost allocation analysis and standard methods. Actuaries check on a regular basis if such methods and corresponding assumptions are appropriate.

Reserve estimations
As mentioned above, actuaries analyze the main underwritten risks by distribution network and other factors to obtain homogenous sets of claims and ensure proper reserves analysis in accordance with applicable accounting and actuarial standards.
The specific distinction varies locally depending on products features and local regulation.

Estimating the ultimate cost of claims and claims expenses is an inherently uncertain and complex process involving a high degree of judgment and is subject to evaluation of numerous variables.

In addition to the matters discussed above, another general consideration is the size of the claims. Certain methods require that segments take into account a homogeneous average cost of losses. All methods require that atypical large losses are excluded from segments for forecast periods. Some large individual claims, such as natural events, industrial property and liability claims, require specific estimation methods which need to be performed in conjunction with the claims department (and catastrophe experts if needed).

Reserve estimations are performed on a local basis and the assumptions are set according to the local environment in accordance with applicable accounting and actuarial standards. Local assumptions generally include:

– inflation assessment,

– legal trends (e.g., punitive damages), and

– impact of any deviation compared to average experience (e.g., weather conditions, economic environment).

All assumptions are highly dependent on the local environment.

While the Group ensures that the actuarial techniques are in line with the latest best practices observed internally and in the industry, the Group believes that adoption of revised techniques should have no significant impact on reserve development.

Since 2002, the amount of positive (or adverse) developments accounted at each year-end did not exceed plus 4% (minus 4%) of the opening claims reserves (excluding the International Insurance segment).

Management believes that for the same scope of business and within a consistent framework for reserves review organization and process, future positive or adverse development (accounted at each year-end) can be reasonably expected to be between +6% and
-6%. This range may, however, be exceeded under certain exceptional circumstances (such as changes in the legal environment, very large claims or changes to the environment such as for the reinsurance market, which may also change the Group’s underwriting policy or strategy).

In line with the decentralized organization of the AXA Group, the local chief reserving actuary of each operating insurance company is responsible for the assessment and setting of the claims reserves. An internal review is performed by AXA’s Risk
Management organization. In addition, AXA Liabilities Managers is responsible for the management and assessment of major run-off reserves. After discussing with claims managers, pricing actuaries, underwriters and local management, several assumptions are selected for a single set of homogeneous claims. This discussion results in a range of reasonable estimates.
Considering the level of risk and uncertainties of future experience for each line of business in the local environment, the Group records the best estimate within the range selected by the actuaries.

The methods and processes to set the various local assumptions used for the reserve calculation have been consistent for the periods presented. During these periods, there have been no significant changes to key assumptions resulting in any variation in reserve estimates which materially impacted the income statement, except as discussed in the Operating and Financial Review and
Prospects.

The Property & Casualty loss ratio reported for full year 2007 by the Group, as a result of the reserve setting process described above, is presented in the following table by major lines of business.

Changes in the loss ratio may occur as the result of additional information related to claims which occurred prior to the balance sheet date. When actual experience differs from the original estimation with respect to the variables discussed above, including developments in claims, judicial trends and inflation, the Group re-estimates the corresponding loss ratio. A change of 1% in the loss ratio (under the assumption that all other factors are stable) would impact the technical result of the Group (through reserve adjustments accounted for in future periods) as follows:

Property & Casualty	Loss ratio for FY 2007	Impact on technical charges of changing the loss ratio (in Euro million)
	in %	1%	-1%
Motor	74.5	(100)	100
Property	68.5	(63)	63
Liability	60.1	(22)	22
Health	73.9	(21)	21
Other	62.9	(41)	41
Total	69.7	(248)	248

Historically, similar movements in the loss ratio have been observed for the total non-life portfolio.

Non life intangible assets related to the future business
In a business combination, non-life insurance contracts may give rise to the recognition of customer intangible assets relating to the new business to be underwritten with identified customers if such values can be measured reliably. Such intangible assets, measured on the basis of new business values, mostly relate to expected renewals, based on estimates about retention rates, and a set of assumptions, including the expected combined ratios as estimated at the date of acquisition.

Discount rates – Life and Non life reserves
As shown in the table below, as at December 31, 2007, 90% of Life & Savings reserves (excluding unit-linked contracts) are discounted, of which 13% are subject to a revision of the discount rate, and 77% retain the rate set at inception, subject to the liability adequacy test described in Note 1 to the consolidated financial statements included in Item 18 of this Annual Report on
Form 20-F.

By convention, contracts with zero guaranteed rates are deemed undiscounted, except for products offering guaranteed rates updated annually and for one year: these contracts are presented in discounted reserves. Reserves for savings contracts with non-
zero guaranteed rates are discounted at the technical interest rate. Contracts for which the assumptions are revised in the financial statements at closing mainly consist of certain U.K. With-Profit contracts and reserves for guarantees (Guaranteed Minimum
Death Benefits, etc.).

In Property & Casualty business, most reserves (94% as at December 31, 2007) are not discounted, with the exception of disability annuities and workers’ compensation liabilities that are deemed structured settlements and where the discount rate is revised regularly. Such reserves are not sensitive to interest rate risks in the financial statements.

The rates presented in the table below are weighted average rates for all the portfolios under consideration. For contracts with guaranteed rates that are revised annually, rates are crystallized at the closing date.

					(in Euro million)
	December 31, 2007		December 31, 2006 Restated (b)		December 31, 2005
	Carrying value	Average discount rate %	Carrying value	Average discount rate %	Carrying value	Average discount rate %
Life & Savings – locked-in discount rate (a)	225,765	2.82%	235,220	3.00%	193,557	3.40%
Life & Savings – unlocked discount rate (b)	39,094	3.19%	43,438	3.31%	30,615	3.17%
Life & Savings – undiscounted reserves	29,406		20,459		7,976
Sub-total Life & Savings	294,264		299,117		232,148
Non Life – locked-in discount rate (a)	2,090	4.25%	2,172	4.16%	2,082	3.57%
Non Life – unlocked discount rate	1,490	2.64%	753	2.13%	844	2.17%
Non Life – undiscounted reserves (b)	54,438		55,046		44,942
Sub-total – Non Life	58,018		57,971		47,868
Total insurance and investment contracts	352,283		357,088		280,017

(a) Subject to liability adequacy tests.
Amounts are presented excluding the impact of derivatives on insurance and investment contracts (presented in Note 19.4 of the consolidated financial statements included in Item 18 of this Annual Report) and excluding liabilities related to unearned revenues and fees, and to policyholders participations. Liabilities relating to contracts where the financial risk is borne by policyholders are also excluded.

(b) In accordance with IFRS 3, i.e. within 12 months following the acquisition date, the Group has adjusted certain items impacting the allocation of Winterthur purchase price.

In accordance with IFRS 7, the Group discloses, in Note 4 of its consolidated financial statements included in Item 18 of this
Annual Report on Form 20-F, quantitative sensitivities of the Group "Embedded Value" (as defined previously in the investment risk factors section) to interest risk and equity price risk.

Reinsurance
The Group uses reinsurance ceded as an element of its overall risk management program primarily to mitigate Property &
Casualty losses that may occur from catastrophes. Accordingly, its impact on the cash flows of the Group may vary widely from one year to another, depending on the occurrence or declaration of related claims under this coverage. However, the Group’s consolidated financial position and results of operations are not significantly dependent on the changes in the net result of reinsurance ceded as such changes are offset by corresponding changes in gross technical charges.

In 2007 and 2006, the overall net impact of this activity to AXA was relatively small; approximately 5% of total Property &
Casualty premiums and liabilities were ceded as disclosed in Note 14 of the consolidated financial statements included in Item 18 of this Annual Report on Form 20-F.

Since the 1980’s, non-proportional reinsurance has been replacing traditional proportional reinsurance. The main consequence of this long-term market trend to more coverage of peak and catastrophe risks has been an overall reduction of premiums ceded to reinsurers, since non-proportional treaties generally cede less premiums than proportional treaties.

Under the assumption that the reinsurance market has adequate capacity, the Group conducts actuarial analyses and modelling of its ceded risks in parallel to the work done by reinsurers. As a result of these analyses, since 2002, the Group has been able to retain additional levels of risk through an internal Group reinsurance pool (which would have been otherwise ceded to external reinsurers). Due to the mutualisation of risk through the internal reinsurance pool, the Group has been able to reduce the overall risks ceded to external reinsurers and purchase on the reinsurance market a cover that is more effective than the incremental addition of local reinsurance covers through individual subsidiaries. The level of catastrophe cover purchased by the Group (and particularly the main one covering European windstorms) is adjusted every year according to the change in exposure of the Group.

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

Employee benefits
AXA provides defined benefit pension plans in various forms covering eligible employees across its operations. There are several assumptions that impact the actuarial calculation of pension plan obligations (the projected benefit obligation) and, therefore, the net periodic pension cost reflected in the financial statements. The net periodic pension cost is the aggregation of the compensation cost or service component of benefits promised, interest cost resulting from deferred payment of those benefits, and investment returns from assets dedicated to fund those benefits. Each cost component is based on best estimates of long-term actuarial and investment return assumptions. The assumptions used may differ from actual result due to changing financial market and economic conditions, changes to terms and conditions of the plans, and longevity of participants. Actuarial gains and losses arising are recognized in retained earnings under IFRS as a component of the SORIE (Statement Of Recognized Income and
Expense).

Income tax
Deferred income tax assets and liabilities result from temporary differences between accounting and tax values of assets and liabilities and from net operating tax loss carry forwards, if any. Net deferred tax assets on the balance sheet are recognized only to the extent that it is probable that future taxable profit will be available. AXA evaluates all evidence available to management in order to determine if a deferred tax asset is recognized.

Consolidated operating results

Consolidated gross revenues

					(in Euro million)
Consolidated gross revenues (a)	FY 2007	FY 2006 Restated (b)	FY 2006 Published	FY 2005 estated (b)	FY 2005 Published	2007/ 2006
Life & Savings	59,845	49,952	50,479	44,585	45,116	19.8%
of which Gross written premiums	57,773	48,268	48,786	42,972	43,496	19.7%
of which Fees and revenues from investment contracts with no participating feature	740	608	608	509	509	21.7%
Property & Casualty	25,016	19,510	19,793	18,600	18,874	28.2%
International Insurance	3,568	3,716	3,716	3,813	3,813	-4.0%
Asset Management	4,863	4,406	4,406	3,440	3,440	10.4%
Banking (c)	339	377	377	424	424	-10.1%
Holdings and other companies (d)	2	4	4	4	4	-39.0%
TOTAL	93,633	77,966	78,775	70,865	71,671	20.1%

(a) After elimination of intercompany transactions.

(b) Restated means the restatement of The Netherlands' activities as discontinued operations.

(c) Excluding net realized capital gains and change in fair value of assets under fair value option and derivatives, net banking revenues and total consolidated revenues would respectively amount to €320 million and €93,617 million for the period of December 31, 2007.

(d) Includes notably CDOs and real estate companies.

The following commentary on segment contribution to AXA’s consolidated gross revenues is based on financial data, as detailed in Note 3 "Segmental Information" to the consolidated financial statements included in Item 18 of this Annual Report on Form
20-F.

YEAR ENDED DECEMBER 31, 2007 COMPARED TO YEAR ENDED DECEMBER 31, 2006

On a comparable basis means that the data for the current year period were restated using the prevailing foreign currency exchange rates for the same period of prior year (constant exchange rate basis). It also means that data in one of the two periods being compared were restated for the results of acquisitions, disposals and business transfers (constant structural basis) and for changes in accounting principles (constant methodological basis). In particular, comparable basis for revenues in this document means including Winterthur and net of intercompany transactions in both periods.

Consolidated gross revenues for the year ended December 31, 2007 reached €93,633 million, up 20% compared to the year ended
December 31, 2006.

Taking into account the restatements to comparable basis, mainly the impact of restating 2006 for Winterthur (€13,401 million or
-18.1 points) and the appreciation of the Euro against other currencies (€2,830 million or +3.6 points, mainly from the Japanese
Yen and U.S. Dollar), gross consolidated revenues were up 5% on a comparable basis.

Life & Savings
Life & Savings gross revenues were up 20%, or up 5% on a comparable basis, to €59,845 million net of intercompany transactions, (or €59,879 million before the elimination of intercompany transactions), mainly driven by the United States,
Belgium, and France.

United States gross revenues increased by €854 million (+6%) to €16,244 million, on a reported basis. On a comparable basis, gross revenues increased by €2,323 million (+15%):

– Variable Annuity premiums increased by 19%. First year Variable Annuity premiums increased by 22%, with Wholesale channel Variable Annuity sales up 27%.

– Life premiums increased by 7%, including a 34% increase in first year Life premiums driven by strong Wholesale channel growth due to strong Fixed Universal Life sales.

– Other revenues (mainly from mutual funds) were up 18% due primarily to higher Asset Management fees.

France gross revenues increased by €250 million (+2%) to €15,052 million with positive contribution of both Individual and
Group businesses. In Individual lines, the Accumulator-type product "Capital Ressources" was launched in March 2007. Group business growth was largely driven by Life & Health while Group retirement remained stable following a strong 2006 performance.

Japan gross revenues increased by 2% to €5,116 million on a reported basis. On a comparable basis, and excluding group pension transfers (€51 million versus €299 million last year), revenues increased by €254 million (+5%) to €5,070 million, driven by:

–-  Life (42% of gross revenues): revenues decreased by 4% (€-88 million) to €2,140 million driven by lower Endowment,
Whole Life, Group Life and LTPA regular premiums (€-120 million), partially offset by higher Increasing Term revenues
(€+35 million) reflecting the inforce block growth following strong sales until its discontinuation in March 2007.

– Health (26% of gross revenues): revenues increased by 18% (€+215 million) to €1,299 million due to higher conversions following a one time 1Q07 program which upgraded selected old Medical Whole Life policies to more recent product generations (€+78 million), and the move from lower margin Term products to more profitable medical products (€+68 million). Winterthur’s revenues increased by €68 million mainly driven by Cancer sales.

–  Investment & Savings (32% of gross revenues excluding group pension transfers): revenues increased by 8% (€+127 million) to €1,631 million with higher revenues from the launch of the Accumulator type products (€+540 million) and strong sales of other variable annuity products (€+55 million) being partially offset by (i) €-316 million lower SPA revenues (US dollar-denominated variable annuity product) following strong "post-launch" salaried salesforce sales in Q1-
2006 and (ii) lower regular premium individual fixed annuities (€-132 million), this product being no longer actively promoted as part of Bancassurance’s transition to higher margin variable annuity products.

United Kingdom gross revenues increased by €336 million (+8%) to €4,628 million on a reported basis, of which €73 million was due to the inclusion of Thinc Group (formerly Thinc Destini, a financial intermediary business). On a comparable basis, including Winterthur in both periods and excluding Thinc Group in 2007, gross revenues increased by €26 million (+1%):

–  Investment & Savings (80% of gross revenues) were down 2% largely due to lower volumes of Onshore Bond business and Offshore cash sales.

–  Life Insurance Premiums (20% of gross revenues) increased by 13% due to increased volumes of Creditor Insurance single premiums and higher AXA Protection Account and direct business volumes.

Germany gross revenues increased by €2,520 million (+68%) to €6,201 million on a reported basis. On a comparable basis, revenues decreased by €51 million (-1%) mainly due to lower traditional endowment business and lower Group business resulting from reduced share in medical councils as well as high single premium business in 2006. The decline was partly offset by
Investment & Savings both unit linked (especially "Twinstar" products) and non unit-linked premiums ("WinCash" product) as well as continuous growth in Health.

Switzerland gross revenues reached €4,133 million. On a comparable basis, gross revenues decreased by €40 million (-1%):

–  Group Life decreased by €37 million (-1%) to €3,423 million as 2006 recorded a non-recurring high level of premiums related to the transfer of vested benefits on new contracts.

–   Individual Life increased by €22 million (+3%) to €693 million, due to strong growth in unit-linked business of €74 million (+190%) to €108 million whereas traditional business decreased by €52 million (-8%) to €585 million.

Belgium gross revenues increased by €563 million (+22%) to €3,075 million on a reported basis. On a comparable basis, gross revenues increased by €315 million (+11%) due to the increase in both Individual Life & Savings (+9%) and Group Life &
Savings (+22%).

–  Individual Life & Savings revenues increased by 9% to €2,453 million driven by the growth of unit-linked products
(+48% to €432 million) with the reclassification of AXA Life Invest products from investment to insurance products and the launch of TwinStar in September 2007, and non unit-linked products (mainly Crest 40) by 5% to €1,707 million.
Traditional Life products decreased by 4% to €313 million.

–  Group Life & Savings revenues increased by 22% to €619 million due to exceptional 2007 high production (including a
€63 million single premium contract).

Mediterranean Region (The scope of the Mediterranean Region includes Italy (AXA alone), Spain (Winterthur + AXA),
Portugal, Greece (Alpha Insurance, consolidated as of 01/01/2007), Turkey and Morocco. For volume indicators the comparable basis reflects this scope, for both 2006 and 2007).
Gross revenues increased by 30% on a reported basis to €1,924 million. On a comparable basis (including Winterthur in Spain and
Alpha Insurance in Greece for both periods), revenues were down 5% (€-87 million) mainly due to (i) a non recurring single premium in Spain, related to the outsourcing of pension funds, in 2006 (€-116 million), (ii) a lower amount of activity with institutional clients (€-43 million), as well as (iii) a decrease on other non unit-linked individual saving products (€-84 million)  -
such as Protezione Patrimonio or Flexiplus  -  driven by the current market interest rate trend, which reduced the commercial attractiveness of these products, and due to a switch of new business towards a more profitable business. These were partially offset by the higher sales of individual unit-linked products  -  mainly driven by the new Accumulator product launched mid
March in Spain and early June in Italy, increasing by €+151 million.

Australia / New Zealand gross revenues were up €131 million to €1,384 million (+7% on a comparable basis), given:

–  Revenues from mutual fund and advice business increased by €94 million (+23% on a comparable basis) to €367 million due to continuing growth in funds under management.

–  Gross written premiums and fees increased by €37 million to €1,018 million (+2% on a comparable basis), reflecting the impact of a shift from old to new style superannuation products that offset the growth in individual Life & Savings. As a reminder, new superannuation products are now predominantly sold through the Summit and Generations platforms and are thus accounted for on a fee basis  -  in contrast to old style superannuation products that were treated as insurance contracts.

Hong Kong gross revenues were up €216 million (+21%) to €1,257 million on a reported basis. This included €110 million from
MLC and €236 million from Winterthur. On a comparable basis - excluding the impact of MLC but including Winterthur in both periods and at constant exchange rates - gross revenues were up 4% reflecting the successful launch of a new unit linked investment & savings type product for which only fee income rather than premium contributions are accounted for in gross revenues.

Property & Casualty
Property & Casualty gross revenues were up 28% to €25,016 million net of intercompany transactions (or €25,180 million before the elimination of intercompany transactions), or +4% on a comparable basis mainly driven by United Kingdom &
Ireland (+8% to €5,076 million), Mediterranean Region (+5% to €5,276 million), France (+3% to €5,330 million), and Germany
(+2% to €3,506 million).

Personal lines (60% of P&C premiums) were up 5% on a comparable basis, stemming from both Motor (+5%) and Non-Motor
(+5%).

Motor revenues grew by 5% mainly driven by (i) the Mediterranean Region up 8%, following new product launches in 2006 and
2007 (mainly "Protezione al volante" in Italy and "Dynamic 2" in Spain) and new segmented tariffs notably in Turkey, (ii) the
United Kingdom & Ireland up 21%, largely as a result of the new business written through its Internet company, Swiftcover, which benefited from increased volumes through aggregator websites, (iii) Asia up 15% which confirmed its strong momentum, and partly offset by (iv) Germany (+1%), France (+0%) and Switzerland (-1%), recording positive net new contracts in a context of softening markets.

Non-Motor revenues increased by 5% mainly driven by (i) the United Kingdom & Ireland (+9%) as a result of strong performance in both Health and Travel businesses, (ii) Mediterranean Region (+6%) with positive contribution of all business lines, and (iii)
France and Germany, both up 2%.

Commercial lines (38% of P&C premiums) recorded a +2% growth on a comparable basis driven by both Non-Motor (+2%) and
Motor (+2%).

Motor revenues were up 2%, with strong growth (i) in Germany (+5%) due to a higher number of vehicles in the existing fleets,
(ii) in France (+2%) following increase in tariffs, and (iii) in the United Kingdom & Ireland (+5%), partly offset by (iv)
Mediterranean Region (-4%) due to a lower contribution from former Winterthur fleet rental business further to a strategic decision, and (v) Belgium (-2%).

Non-Motor revenues were up 2%, with France (+7%) mainly driven by Construction and the United Kingdom & Ireland (+3%)
largely driven by Health, partly offset by Belgium (-4%) due to the non-renewal of some less profitable contracts.

International Insurance
International Insurance revenues were down 4%, or up 7% on a comparable basis, to €3,568 million net of intercompany transactions (or €3,703 million before elimination of intercompany transactions) attributable to both AXA Corporate Solutions
Assurance and AXA Assistance.

AXA Corporate Solutions Assurance revenues increased by €116 million (or +7%) to €1,805 million driven by portfolio developments in Marine, Property, Motor and Construction.

AXA Assistance revenues increased by 13% on both reported and comparable bases to €699 million mainly due to Home Serve business in the United Kingdom (€+27 million), increased premiums in Travel business in Germany (€+15 million) and a good commercial performance in France.

Asset management
Asset Management revenues increased by 10% or +17% on a comparable basis to €4,863 million net of intercompany transactions (or €5,283 million before elimination of intercompany transactions) driven by higher average Assets under
Management (+21% on a comparable basis), partly offset by lower performance fees at AllianceBernstein, especially on hedge funds.

AllianceBernstein revenues increased by 6%, or 15% on a comparable basis to €3,130 million, largely due to higher base fees
(+25%, with +28% in institutional clients, +20% in retail clients and +24% in private clients) driven by higher average assets under management (+21%), partly offset by lower performance fees (-66%), especially on hedge funds. Other revenues (mainly distribution fees, institutional research and other fees) were up 10%.

Assets under management ("AUM") decreased by €0.7 billion to €543 billion, as the strong global net inflows of €23 billion across all client categories (€13 billion from institutional clients, €4 billion from retail clients and €6 billion from private clients)
and the €37 billion market appreciation were offset by a negative €62 billion exchange rate impact.

AXA Investment Managers revenues increased by 20% or 21% on a comparable basis to €1,732 million mainly due to higher average assets under management. The favorable client and product mix evolution was offset by a slight decrease in performance fees.

AUM increased by €64 billion to €548 billion from year-end 2006 (+13% on a reported basis). This variation was driven by €5 billion Net New Money (including €5 billion from third-party institutional clients), €7 billion market appreciation and €68 billion change in scope (mainly from the integration of Winterthur), partly offset by €-16 billion unfavorable exchange rate variation.

Banking
Revenues were down 10% or -4% on a comparable basis to €339 million (or €374 million before elimination of intercompany transactions), mainly attributable to AXA Bank Belgium (-15% on a comparable basis to €216 million) in the context of an unfavorable yield curve and higher refinancing costs following higher short term interest rates.

YEAR ENDED DECEMBER 31, 2006 COMPARED TO YEAR ENDED DECEMBER 31, 2005

Consolidated gross revenues for the year ended December 31, 2006 were €77,966 million, an increase of 10% compared to the year ended December 31, 2005. On a constant exchange rate basis, i.e. excluding notably the impact of the appreciation of the
Euro against other currencies mainly from the Japanese Yen and U.S. dollar), gross consolidated revenues were up 9%.

Life & Savings
Life & Savings gross revenues were up 12% to €49,952 million after elimination of intercompany transactions (or €49,959 million before elimination of intercompany transactions), driven by all significant countries except Belgium and Mediterranean Region.

France gross revenues increased by €1,565 million to €14,802 million before elimination of intercompany transactions. Net of intercompany transactions, gross revenues increased by €1,569 million to €14,797 million mainly due to investment & savings premiums which increased by €1,331 million (+12%) to €10,238 million. Individual unit-linked premiums were up €606 million (+28%) to €2,771 million following successful commercial campaigns.
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

– Investment & Savings (31% of gross revenues excluding group pension transfers): revenues increased by 3%, or 8% on a constant exchange rate basis (€+109 million), to €1,435 million due mainly to €391 million higher sales of SPA (single premium U.S. dollar-denominated index-linked annuity product) and €83 million sales of the newly launched Accumulator product (single premium U.S. dollar-denominated variable annuity product), partially offset by a reduction in Fixed
Annuity contribution (€–352 million) as part of the planned transition towards variable type products.

– Life (46% of gross revenues excluding conversions): revenues increased by 6%, or 11% on a constant exchange rate basis
(€+222 million) to €2,144 million driven by (i) strong sales of Increasing Term products (€+163 million), (ii) the LTPA
(Long-Term Personal Accident) regular premium product (€+73 million) which benefited from a favorable sales environment up until April 2006, and (iii) stronger Term Rider revenue (€+81 million) coming predominantly from sales of the regular premium Term Rider 98 product. This was partially offset by lower Endowment, Whole Life and Variable Life regular premiums (€–81 million) and lower Group Life revenue (€–15 million) as a result of lower in force (these products are not actively promoted for new business).

– Health (23% of gross revenues excluding conversions): revenues increased by 1%, or 6% on a constant exchange rate basis
(€+63 million), to €1,039 million driven by good retention and strong sales in the last quarter.

United Kingdom gross revenues increased by €1,896 million on a current exchange rate basis or €1,882 million on a constant exchange rate basis to €4,292 million.

– Investment & Savings (84% of gross revenues) increased by 117% to €3,626 million as:

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

– Life Insurance Premium (16% of gross revenues) decreased by 9% to €666 million primarily due to lower volumes of creditor insurance single premium business.

Germany gross revenues increased by 3% to €3,681 million mainly due to higher Investment & Savings unit-linked and Health premiums:

– Investment & Savings (25% of gross revenues) increased by 27% to €922 million, driven by unit-linked premiums, notably stemming from the new product "TwinStar", which experienced a promising launch especially in proprietary channels. The share of unit-linked premiums grew significantly to 41% (compared to 24% in 2005). Non-unit linked premiums decreased by 2% to €541 million.

– Life (44% of gross revenues) decreased by 5% to €1,623 million mainly caused by a shift from endowment business to investments and savings products and higher maturities on regular premiums compared to last year.

– Health (25% of gross revenues) increased by 3% to €929 million driven by the strong new business at the beginning of
2006 (notably following the launch of a new Medical Cost Insurance product) and improved lapse rates.

– Other (6% of gross revenues) decreased by 17% to €207 million due to further reduction of the share in medical council business at the beginning of the year and lower consortium business.

Belgium gross revenues decreased by €222 million to €2,512 million due to the exceptionally high production level of December
2005 caused by the introduction of a new tax on premium in 2006 and by the end of the distribution agreement with "La Poste" on
February 28, 2005.

– Individual Life and Savings revenues (84% of revenues) decreased by 10% to €2,122 million. The decrease was driven by the fall in both non unit-linked contracts (–8% to €1,567 million) and unit-linked contracts (–26% to €290 million), partly offset by the growth in Traditional life (+4% to €264 million). Excluding "La Poste", Individual Life and Savings revenues decreased by 7%.

– Group Life and Savings revenues (16% of revenues) increased by 1% to €390 million. Regular premiums were stable at
€343 million and single premiums grew by 5% to €47 million.

Mediterranean Region gross revenues decreased by 5% to €1,476 million. Investments and savings revenues decreased by 4% to
€1,302 million, mainly due to the lower amount of traditional contracts from institutional activity, as well as a lower unit-linked production through partnerships with banks, partially offset by the launch of new products. Life premiums decreased by 13% to
€174 million, mainly as a result of the termination in May 2005 of an important bank-insurance agreement in Traditional Life.

Australia/New Zealand gross revenues were up 2% to €1,254 million on a comparable basis.

– Gross written premiums including fees from investment contracts without discretionary participating features were down
3% to €981 million. Group superannuation premiums decreased as there has been a continued trend away from traditional investment and savings products towards mutual funds business. This was partially offset by higher individual life sales.

– Revenues from mutual fund and advice businesses increased by 28% to €273 million on a comparable basis reflecting the growth in funds under management particularly in mezzanine funds, and improved investment market conditions.

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

Property & Casualty
Property & Casualty gross revenues were up 5% to €19,510 million net of intercompany eliminations (or €19,600 before elimination of intercompany transactions), mainly driven by the United Kingdom & Ireland (+7% to €4,721 million), France
(+4% to €5,187 million), Mediterranean Region (+6% to €3,822 million) and Japan (+20% to €158 million).

Personal lines (62% of P&C premiums) were up 5% on a comparable basis, stemming from both Motor (+4%) and Non-Motor
(+5%).

Motor revenues grew 4%, mainly driven by Mediterranean Region up 9%, recording strong net inflows of 319,100 policies following the launch of new products, United Kingdom & Ireland up 16%, due to updated pricing strategies and new business growth, Germany up 4%, with net inflows of 157,000 policies, and France up 1% due to positive net inflows (+58,000 new contracts). Japan (+20%) also contributed to motor revenue growth while in Canada, motor revenues were down 10% mainly impacted by the 18 to 24 months policies sold in 2005 leading to less renewals in 2006.

Non-motor revenues increased by 5% mainly driven by new products launched in U.K. household, positive net inflows in household and ongoing price increased in France, the introduction of natural catastrophe guarantees in Belgium, and growth in all lines in Mediterranean Region.

Commercial lines (37% of P&C premiums) recorded a +4% growth on a comparable basis.

Motor revenues were up 3% on a comparable basis, mainly as positive evolution in France (+3%, overall positive inflows),
Mediterranean Region (+3%, growth of the existing fleets and the signature of new contracts), Belgium (+4%, as a result of portfolio and tariff increases), and the United Kingdom & Ireland (+2%).

Non-motor revenues were up 4% on a comparable basis, mainly driven with France up 6% driven by Construction and Liability, the United Kingdom including Ireland up 5%, driven by Property and Belgium up 7%, with positive growth in most lines of business. Germany was down 2%, experiencing increased competition in Industrial Property, and Mediterranean Region was
down 2% following non renewals of some low profitability contracts.

International Insurance
International Insurance revenues were down 2% or up 7% on a comparable basis to €3,716 million net of intercompany transactions, (or €3,811 million before elimination of intercompany transactions) attributable to both AXA Corporate Solutions
Assurance and AXA Assistance.

AXA Corporate Solutions Assurance revenues were up 5%, or 7% on a comparable basis, to €1,689 million, driven by portfolio development in Property and Construction. Such development was achieved through selective new business activity focused on risk managed accounts in targeted industry sectors and despite softening market conditions.

AXA Assistance revenues were up 13%, or 11% on a comparable basis, to €621 million net of intercompany transactions reflecting increased business with car manufacturers (France), positive new inflows on travel insurance (mainly in Germany) and home service providing (France, United Kingdom) as well as the gain of some major contracts in the U.S.

Other International activities revenues (including the transfer of reinsurance activities formerly led by AXA RE to "Other
International") were down 15% to €1,351 million net of intercompany transactions, mainly attributable to AXA RE (–16% to
€1,217 million) also due to a decrease in (i) current year gross attritional written premiums, and (ii) gross Major Losses reinstatement premiums all years, mainly related to 2005 Major Losses (especially Katrina, Rita and Wilma hurricanes).

Asset management
Asset management revenues increased by 28% or 29% on a comparable basis to €4,406 million net of intercompany transactions
(or €4,781 million before elimination of intercompany transactions), driven by higher average AUM (+18.5% or 17% excluding
Framlington) and strong net inflows (€+17 billion to €73 billion).

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

Banking
Revenues were down 11% to €377 million net of intercompany transactions, mainly attributable to AXA Bank Belgium (–13% to
€293 million, net of intercompany eliminations), as a result of the decrease of (i) realized capital gains, and (ii) mark-to-market mainly due to derivatives (natural hedge on investment portfolio and credit spread portfolio) partly offset by an increase in loans and the money market and (iii) net interest and fee income.

Consolidated net income

The tables below present AXA’s consolidated operating results and contribution to AXA’s consolidated net income by segment for the periods indicated.

					(In Euro million)
	FY 2007	FY 2006	FY 2006	FY 2005	FY 2005
		Restated (a)	Published	Restated (b)	Published
Gross written premiums	86,116	71,299	72,099	65,196	65,995
Fees and charges relating to investment contracts with no participating features	740	608	608	509	509
Revenues from insurance activities	86,857	71,907	72,707	65,705	66,504
Net revenues from banking activities	336	376	376	428	428
Revenues from other activities	6,441	5,684	5,693	4,731	4,739
Total revenues	93,633	77,966	78,775	70,865	71,671
Change in unearned premiums net of unearned revenues and fees	(612)	(452)	(476)	(472)	(484)
Net investment income (c)	17,470	14,184	14,461	13,681	13,951
Net realized investment gains and losses (d)	5,264	4,225	4,260	3,506	3,557
Change in fair value of financial instruments at fair value through profit & loss	4,084	14,338	14,550	15,715	16,008
Change in financial instruments impairment (e)	(927)	(192)	(194)	(208)	(210)
Net investment result excluding financing expenses	25,891	32,555	33,077	32,693	33,306
Technical charges relating to insurance activities (f)	(89,590)	(83,877)	(84,836)	(80,614)	(81,791)
Net result from outward reinsurance	(1,047)	(1,450)	(1,455)	(125)	(141)
Bank operating expenses	(57)	(78)	(78)	(61)	(61)
Acquisition costs (g)	(8,705)	(7,108)	(7,191)	(6,453)	(6,537)
Amortization of the value of purchased business in force	(357)	(274)	(282)	(557)	(558)
Administrative expenses	(10,462)	(8,705)	(8,788)	(8,501)	(8,596)
Change in tangible assets impairment	2	18	18	(3)	(3)
Change in goodwill impairment and other intangible assets impairment (h)	(148)	(12)	(12)	(70)	(70)
Other income and expenses (i)	(397)	(518)	(511)	(78)	(81)
Other operating income and expenses	(110,760)	(102,004)	(103,135)	(96,462)	(97,839)
Income from operating activities before tax	8,152	8,066	8,241	6,623	6,653
Income arising from investments in associates - Equity method	13	34	34	20	21
Financing debts expenses (j)	(471)	(473)	(474)	(480)	(602)
Operating income before tax	7,695	7,626	7,801	6,163	6,072
Income tax	(1,783)	(1,991)	(2,043)	(1,454)	(1,411)
Net operating result	5,911	5,635	5,758	4,709	4,661
Result from discontinued operations net of tax	480	123	-	97	-
Net consolidated income	6,391	5,758	5,758	4,806	4,661
Split between :
Net income Group share	5,666	5,085	5,085	4,318	4,173
Minority interests share in net consolidated income	725	673	673	488	488

(a) In 2006, Restated means the restatement of the Netherlands' activities as discontinued operations.

(b) In 2005, Restated means: (i) the restatement of the Netherlands' activities as discontinued operations, (ii) following clarification of the IFRIC agenda committee following the IASB decision, AXA has reclassified TSDI instruments (perpetual subordinated debts) into shareholders' equity, and (iii) in line with the new accounting rule FRS 27, the reclassification in the United Kingdom of some With-Profit technical reserves to allow for all future terminal bonuses payable to With-Profit policyholders within the allocated policyholder reserves, previously held in the unallocated policyholder bonus reserve, without any impact on earnings.

(c) Net of investment management costs.

(d) Includes impairment releases on invested assets sold.

(e) Excludes impairment releases on invested assets sold.

(f) Includes changes in liabilities arising from insurance contracts and investment contracts (with or without participating features) where the financial risk is borne by policyholders for an amount of €7,476 million as a balancing entry to the change in fair value of financial instruments at fair value through profit and loss ( €15,158 million in 2006 and €13,589 million in 2005).

(g) Includes acquisition costs and change in deferred acquisition costs relating to insurance contracts and investment contracts with discretionary participating features as well as change in net rights to future management fees relating to investment contracts with no discretionary participating features.

(h) Includes change in goodwill impairment, negative goodwill, as well as amortization and impairment of intangible assets created during business combinations.

(i) Notably includes financial charges in relation to other debt instruments issued and bank overdrafts.

(j) Includes net balance of income and expenses related to derivatives on financing debt (however excludes change in fair value of these derivatives).

Net Income

					(in Euro million)
	Years ended December 31, 2005
	2007	2006	2005 Restated (a)	2005 Published	Variation 2007 / 2006
Life & Savings	2,899	2,957	2,404	2,404	(58)
Property & Casualty	2,218	1,977	1,737	1,737	241
International Insurance	243	244	184	184	(1)
TOTAL Insurance	5,360	5,178	4,326	4,326	182
Asset Management	588	610	411	411	(22)
Banking	6	10	60	60	(4)
Holdings and other companies	(287)	(712)	(478)	(623)	425
TOTAL	5,666	5,085	4,318	4,173	581

(a) Restated means: following clarification of the IFRIC agenda committee following the IASB decision, AXA has reclassified TSDI instruments (perpetual subordinated debts) into shareholders' equity.

Analysis of investment result
The following table summarizes the net investment results for the periods indicated.

													(in Euro million)
	Net investment income			Net realized investment gains and losses			Change in fair value of financial instruments at fair value through profit and loss			Change in financial instruments impairment			Net investment result excluding financing expenses
(Years ended December 31)	2007	2006 Restated (a)	2005 Restated (b)	2007	2006 Restated(a)	2005 Restated (b)	2007	2006 Restated(a)	2005 Restated (b)	2007	2006 Restated (a)	2005 Restated (b)	2007	2006 Restated (a)	2005 Restated (b)
Investment properties	787	789	796	1,160	698	282	(541)	384	375	(38)	38	(20)	1,369	1,909	1,433
Fixed maturities	12,678	10,558	10,113	(245)	127	854	(1,483)	(1,331)	202	(390)	(78)	(23)	10,560	9,274	11,146
Equities	2,028	1,534	1,420	5,056	3,269	2,584	(1,914)	1,031	1,493	(463)	(143)	(134)	4,708	5,691	5,363
Non controlled investment funds	311	274	194	174	258	185	13	(13)	48	(38)	(5)	(10)	460	515	418
Other assets held by consolidated investment funds designated as at fair value through profit & loss	206	208	141	20	(7)	(1)	66	16	93	-	-	-	292	217	234
Loans	1,252	885	915	12	(2)	(115)	47	(166)	63	1	(2)	(19)	1,312	716	844
Assets backing contracts where the financial risk is borne by policyholders	801	527	590	-	-	-	7,476	15,158	13,589	-	-	-	8,277	15,685	14,179
Hedge accounting derivatives	-	-	-	-	-	-	(179)	(460)	(195)	-	-	-	(179)	(460)	(195)
Other derivatives	(82)	(163)	(331)	16	140	(94)	978	(490)	(108)	-	-	-	911	(514)	(534)
Investment management expenses	(914)	(898)	(577)	-	-	-	-	-	-	-	-	-	(914)	(898)	(577)
Other	403	471	419	(930)	(258)	(190)	(379)	208	155	1	(2)	(3)	(905)	419	381
NET INVESTMENT RESULT	17,470	14,184	13,681	5,264	4,225	3,506	4,084	14,338	15,715	(927)	(192)	(208)	25,891	32,555	32,693

(a) In 2006, Restated means the restatement of the Netherlands' activities as discontinued operations.

(b) In 2005, Restated means: (i) the restatement of the Netherlands' activities as discontinued operations and (ii) following clarification of the IFRIC agenda committee following the IASB decision, AXA has reclassified TSDI instruments (deeply subordinated notes) into shareholders' equity.

Previously published information was as follows:

									(in Euro million)
	Net investment income		Net realized investment gains and losses		Change in fair value of financial instruments at fair value through profit & loss		Change in financial instruments impairment		Net investment result excluding financing expenses
(Years ended December 31)	2006 Published	2005 Published	2006 Published	2005 Published	2006 Published	2005 Published	2006 Published	2005 Published	2006 Published	2005 Published
Investment properties	789	796	698	289	384	375	38	(19)	1,909	1,441
Fixed maturities	10,703	10,263	130	861	(1,329)	202	(78)	(23)	9,426	11,303
Equities	1,550	1,436	3,300	2,620	1,031	1,492	(145)	(136)	5,736	5,412
Non controlled investment funds	274	194	258	185	(13)	47	(5)	(10)	515	417
Other assets held by consolidated investment funds designated as at fair value through profit & loss	208	141	(7)	(1)	16	93	-	-	217	234
Loans	1,005	1,018	(2)	(115)	(166)	63	(2)	(19)	836	947
Assets backing contracts where the financial risk is borne by policyholders	527	590	-	-	15,370	13,978	-	-	15,897	14,568
Hedge accounting derivatives	-	-	-	-	(460)	(195)	-	-	(460)	(195)
Other derivatives	(162)	(337)	140	(94)	(492)	(101)	-	-	(514)	(532)
Investment management expenses	(900)	(578)	-	-	-	-	-	-	(900)	(578)
Other	467	428	(258)	(188)	208	53	(2)	(3)	415	291
NET INVESTMENT RESULT	14,461	13,951	4,260	3,557	14,550	16,008	(194)	(210)	33,077	33,306

EXCEPTIONAL OPERATIONS INCLUDED IN NET INCOME

2007 net income included €2 million related to exceptional operations with no significant items.

2006 net income included €189 million related to exceptional operations, mainly:

– a net dilution gain at AllianceBernstein (€+86 million) as a result of the issuance of AllianceBernstein units and the reversal of a deferred tax liability from prior period;
– a net realized capital gain (€+66 million) in Other International activities resulting from the sale of AXA RE’s business to

Stone Point; and
– a gain in the United States Holdings (€+43 million) resulting from a favorable tax settlement on the sale of DLJ in 2000.

2005 net income included €–72 million from exceptional operations mainly stemming from a net realized loss in the United
States Holdings (€–69 million) as a result of the sale of Advest.

DISCONTINUED OPERATIONS

Following the June 4, 2007 announcement of the Dutch activities’ sale to SNS REAAL, the Group has classified The Netherlands as a discontinued operation, with a retroactive application. The contribution of The Netherlands in 2007 amounted to €480 million
(of which €406 million gains on disposal and €74 million result up to the closing date), compared to €123 million in 2006 and €97 million in 2005.

YEAR ENDED DECEMBER 31, 2007 COMPARED TO YEAR ENDED DECEMBER 31, 2006

The net income for the year ended December 31, 2007 was €5,666 million. Excluding the contribution of Winterthur in 2007
(€392 million), net income in 2007 was up 4% or €+188 million compared to the year ended December 31, 2006 (or 7% and €335 million on a constant exchange rate basis), with Property & Casualty and Holdings being the major contributors to this performance.

Net investment result amounted to €25,891 million in 2007. Excluding the contribution of Winterthur in 2007 (€3,280 million), net investment result was down €-9,943 million or -31% compared to 2006. Net investment result was split as follows:

(i) Change in fair value of financial instruments at fair value through profit and loss amounted to €4,084 million. Excluding the contribution of Winterthur in 2007 (€782 million), change in fair value of financial instruments at fair value through profit and loss decreased by €11,036 million, resulting from all assets categories, including €-8,433 million attributable to changes in fair value of assets backing contracts where the financial risk is borne by policyholders;

(ii) Financial instrument impairment charges amounted to €927 million. Excluding the contribution of Winterthur in 2007 (€257 million), impairment charges increased by €477 million, both from fixed maturities (€248 million) in the context of increasing interest rates, and equities (€151 million);

These elements were partly offset by:

(iii) Net investment income amounted to €17,470 million. Excluding the contribution of Winterthur (€2,791 million), net investment income increased by +3% (or €+494 million), including €+262 million stemming from assets backing contracts where the financial risk is borne by policyholders and €256 million from derivative instruments;

(iv) Net realized gains amounted to €5,264 million in 2007. Excluding the contribution of Winterthur (€-37 million), realized capital gains increased by +25% (or €+1,075 million), mainly in equities.

Other operating income and expenses amounted to €-110,760 million in 2007. Excluding the contribution of Winterthur in 2007
(€-15,806 million), other operating income and expense amounted to €-94,954 million in 2007, compared to €-102,004 million in
2006, mainly driven by a 9% decrease (or €+7,888 million) in technical charges from insurance activities notably in the Life &
Savings segment (€+8,881 million), partly offset by a €706 million increase in acquisition costs (+10%).

The income tax expense amounted to €-1,783 million in 2007. Excluding the contribution of Winterthur in 2007 (€-145 million), the income tax expense decreased by €-353 million (or €-277 million on a constant exchange rate basis) notably benefiting from the non-recurring 2006 increases in deferred tax provisions of €167 million in the United Kingdom Life & Savings segment, as well as lower tax expenses in the Property & Casualty segment, notably in Germany and Belgium.

The contribution to AXA’s consolidated net income of each operating segment is set out below:

Life & Savings segment
Net income was €2,899 million in 2007. Excluding Winterthur contribution (€199 million), net income decreased by 9%, or by
5% (€-147 million) on a constant exchange rate basis, as higher incomes in the United Kingdom (€+61 million) and Germany
(€+47 million) were more than offset by decreases in net income in Belgium (€-91 million), France (€-67 million), and the United
States (€-79 million). Overall, the decrease in Life & Savings net income resulted from lower net investment result, not fully offset by the growth in revenues.

Property & Casualty segment
Net income was €2,218 million in 2007. Excluding Winterthur contribution in 2007 (€200 million), net income increased by 2%, or +3% (€+50 million) at constant exchange rates, driven in particular by Germany (€+89 million) and the Mediterranean Region
(€+147 million), partly offset by the United Kingdom and Ireland (€-143 million). Overall, Property & Casualty net income increase resulted from higher volume of business, higher investment result driven by increased invested assets, and lower tax charges notably in Germany and Belgium, partly offset by a deteriorated technical profitability (mainly due to major losses).

International Insurance segment
Net income was €243 million in 2007. Excluding the contribution of Winterthur in 2007 (€19 million), net income decreased by
€20 million as a €27 million decrease in the contribution of AXA RE run-off portfolio was partly offset by a €+7 million increase in AXA Corporate Solutions Assurance.

Asset Management segment
Net income was €588 million in 2007. Excluding the contribution of Winterthur in 2007 (€14 million), net income decreased by -
6%, or was flat on a constant exchange rate basis, as higher earnings in 2007 were offset by the non recurrence of 2006 one-time items of €86 million, mainly dilution gains at AllianceBernstein.

Banking segment
Net income was €6 million in 2007, a €4 million decrease compared to 2006, as the €14 million increase in net income of AXA
Banque (France) was more than offset by a €18 million decrease at AXA Bank Belgium notably driven by higher integration costs related partly to early retirement pension plans.

Holdings and other companies
Net loss was €-287 million in 2007. Excluding the contribution of Winterthur in 2007 (€-40 million), net income was up €+465 million compared to 2006 (or €455 million on a constant exchange rate basis), notably driven by the €406 million gain on the sale of the Netherlands’ activities in 2007.

YEAR ENDED DECEMBER 31, 2006 COMPARED TO YEAR ENDED DECEMBER 31, 2005

The net income for the full year 2006 was €5,085 million, up 18% or €767 million compared to full year 2005 (or 18% and €784 million on a constant exchange rate basis), with all major business lines contributing positively to this performance.

Net investment result was €32,555 million in 2006, down €-138 million (or -0%) compared to 2005, resulting from:

(i) a 4% increase in net investment income (€+503 million), notably attributable to the Life & Savings segment, mainly in Japan, reflecting higher yields and increased asset bases, and significantly related to fixed maturities, and

(ii) a €719 million increase in net realized investment gains and losses, mainly in France Life & Savings, more than offset by

(iii) €–1,377 million lower change in fair value of financial instruments at fair value through profit and loss resulting from all assets categories (and despite a €+1,569 million increase in change in fair value of assets backing contracts where the financial risk is borne by policyholders), and

(iv) a €16 million decrease in change in financial instruments’ impairment.

Other operating income and expenses were €–102,004 million in 2006, up €–5,542 million, driven by the increase in technical charges related to insurance activities (€3,263 million increase), including:

(i) €4,331 million in the Life & Savings segment notably driven by activity growth, and

(ii) €511 million in the Property & Casualty segment, due mainly to activity growth, as combined ratios improved in 2006, partly offset by

(iii) lower technical charges of €–1,525 million in the International Insurance segment, from higher major losses in 2005.

The increase in income tax expenses mainly resulted from higher pre-tax income.

The contribution to AXA’s consolidated net income of each operating segment is set out below:

Life & Savings segment
Net income improved by 23% to €2,957 million (or +24% on a constant exchange rate basis), driven by higher income in almost all countries, in particular France (€+146 million), United States (€+147 million, including €+92 million favorable income tax settlement), the United Kingdom (€+94 million), and Belgium (€+180 million mainly driven by higher realized capital gains).

Property & Casualty segment
Net income increased by €239 million (+14%) to €1,977 million (or +13% at constant exchange rates), attributable to almost all countries, in particular Belgium (€+101 million), France (€+51 million), Mediterranean Region (€+53 million) and Canada (€+26 million). Overall, these increases were driven by improved technical profitability (even if partly offset by higher expenses), combined with higher volumes of business and higher investment results driven by increased invested assets.

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

Banking
The contribution of this segment to net income in 2006 decreased by €50 million to €10 million, primarily due to lower net income at AXA Bank Belgium due to lower fixed income capital gains, a lower interest margin and the non recurrence of the
2005 reversal of a provision for risks related to loan activities in France following a favorable court decision.

Holdings and other Companies
The activities from the holdings and other companies resulted in a net loss of €–712 million in 2006 as compared to a net loss of
€–478 million in 2005, mainly resulting from a €–404 million change in the mark to market of interest rate derivative instruments not considered as hedge accounting in AXA.

Consolidated Shareholders’ Equity

As of December 31, 2007, consolidated shareholders' equity totaled €45.6 billion. The movement in shareholders' equity since
January 1, 2005, is presented in the table below:

	Shareholders' Equity (in Euro million)	Number of ordinary outstanding shares (in million)
At January 1, 2005 (a)	31,571	1,908
Share Capital (b)	(84)	(37)
Capital in excess of nominal value (c)	(966)	-
Equity-share based compensation	57	-
Treasury shares sold or bought in open market	(272)	-
Change in equity component of compound financial instruments	-	-
Deeply subordinated debt (including accrued interests) (a)	(231)	-
Fair value recorded in shareholders' equity	2,418	-
Impact of currency fluctuations (a)	1,361	-
Cash dividend	(1,164)	-
Other	(68)	-
Net income for the period (a)	4,318	-
Actuarial gains and losses on pension benefits	(415)	-
At December 31, 2005 (a)	36,525	1,872
Share Capital	507	221
Capital in excess of nominal value	3,800	-
Equity-share based compensation	106	-
Treasury shares sold or bought in open market	137	-
Change in equity component of compound financial instruments	-	-
Deeply subordinated debt (including accrued interests)	3,539	-
Fair value recorded in shareholders' equity	(375)	-
Impact of currency fluctuations	(764)	-
Cash dividend	(1,647)	-
Other	60	-
Net income for the period	5,085	-
Actuarial gains and losses on pension benefits	252	-
At December 31, 2006	47,226	2,093
Share Capital	(74)	(32)
Capital in excess of nominal value	(1,126)	-
Equity-share based compensation	92	-
Treasury shares sold or bought in open market	(195)	-
Change in equity component of compound financial instruments	(109)	-
Deeply subordinated debt (including accrued interests)	238	-
Fair value recorded in shareholders' equity	(2,983)	-
Impact of currency fluctuations	(1,392)	-
Cash dividend	(2,218)	-
Other	(93)	-
Net income for the period	5,666	-
Actuarial gains and losses on pension benefits	612	-
At December 31, 2007	45,642	2,061

(a) Following clarification of IFRIC agenda committee following IASB decision in 2006, AXA has reclassified TSDI instruments (perpetual subordinated debts) into 2005 shareholders' equity. Details are provided in note 13 of the Consolidated Financial Statements included in Item 18 of this Annual Report on Form 20-F.

(b) including €-88 million related to the AXA / Finaxa merger.

(c) including €-852 million related to the AXA / Finaxa merger.

Earnings per share ("EPS")

				(in Euro million except ordinary shares in million and net income per share in Euro)
	Years ended December 31
	2007		2006		2005 Restated (a)		2005 Published		Var. 2007 versus 2006
	Basic	Fully diluted	Basic	Fully diluted	Basic	Fully diluted	Basic	Fully diluted	Basic	Fully diluted
Weighted average number of shares (b)	2,042.7	2,060.8	1,947.8	2,031.7	1,917.5	1,991.0	1,880.9	1,954.4
Net income group share	5,666	5,666	5,085	5,199	4,318	4,428	4,173	4,283
Net income (Euro per Ordinary Share)	2.77	2.75	2.61	2.56	2.25	2.22	2.22	2.19	6.2%	7.4%

(a) In 2005, following clarification of IFRIC agenda committee following IASB decision, AXA reclassified TSDI instruments (perpetual subordinated debts) into shareholders' equity.

(b) Following the capital increase related to Winterthur acquisition, the weighted average number of shares has been restated (IAS 33 par. 26) in 2006 and 2005 by using an adjustment factor (application of an adjustment factor of 1.019456).

Return On Equity ("ROE")

			(in Euro million except variations in basis points)
	Year ended December 31, 2007	Year ended December 31, 2006	Year ended December 31, 2005 Restated (a)	Year ended December 31, 2005 Published	Variation 2007 versus 2006
ROE	13.1%	13.2%	13.5%	14.3%	0.0%
Net income group share	5,666	5,085	4,318	4,173
Average shareholders' equity	43,096	38,644	32,060	29,269

(a) In 2005, following clarification of IFRIC agenda committee following IASB decision taken in 2006, AXA reclassified TSDI instruments (perpetual subordinated debts) into shareholders' equity.

Life & Savings Segment

The tables below present the operating results of AXA’s Life & Savings segment, as well as the contribution to gross revenues and net income attributable to the principal geographic operations within this segment for the periods indicated. The information below is before elimination of intercompany transactions:

(In Euro million)
	FY 2007	FY 2006	FY 2006	FY 2005	FY 2005
		Restated (a)	Published	Restated (b)	Published
Gross written premiums	57,807	48,275	48,793	42,978	43,502
Fees and charges relating to investment contracts with no participating features	740	608	608	509	509
Revenues from insurance activities	58,548	48,883	49,401	43,487	44,011
Net revenues from banking activities	-	-	-	-	-
Revenues from other activities	1,332	1,076	1,084	1,107	1,115
Total revenues	59,879	49,959	50,485	44,595	45,126
Change in unearned premiums net of unearned revenues and fees	(278)	(229)	(249)	(165)	(179)
Net investment income	14,898	12,125	12,372	11,762	12,003
Net realized investment gains and losses	4,196	3,443	3,475	2,847	2,889
Change in fair value of financial instruments at fair value through profit & loss	4,691	14,687	14,898	15,611	16,006
Change in financial instruments impairment	(655)	(134)	(135)	(105)	(107)
Net investment result excluding financing expenses	23,129	30,122	30,610	30,115	30,792
Technical charges relating to insurance activities (c)	(70,595)	(68,999)	(69,815)	(64,668)	(65,684)
Net result from outward reinsurance	32	(27)	(28)	(6)	(7)
Bank operating expenses	-	-	-	-	-
Acquisition costs	(3,744)	(3,095)	(3,103)	(2,826)	(2,855)
Amortization of the value of purchased business in force	(357)	(274)	(282)	(557)	(558)
Administrative expenses	(3,514)	(2,822)	(2,871)	(2,967)	(3,017)
Change in tangible assets impairment	(0)	7	7	(4)	(4)
Change in goodwill impairment and other intangible assets impairment	(58)	-	-	(70)	(70)
Other income and expenses	(231)	(166)	(167)	(16)	(17)
Other operating income and expenses	(78,465)	(75,375)	(76,259)	(71,115)	(72,214)
Income from operating activities before tax	4,265	4,477	4,587	3,430	3,524
Income arising from investments in associates - Equity method	6	12	12	10	10
Financing debts expenses	(91)	(106)	(106)	(119)	(119)
Operating income before tax	4,180	4,383	4,493	3,322	3,416
Income tax	(994)	(1,285)	(1,319)	(820)	(843)
Net operating result	3,186	3,098	3,175	2,502	2,573
Result from discontinued operations net of tax	-	77	-	72	-
Net consolidated income	3,186	3,175	3,175	2,573	2,573
Split between :
Net income Group share	2,899	2,957	2,957	2,404	2,404
Minority interests share in net consolidated income	287	218	218	169	169

(a) In 2006, Restated means the restatement of The Netherlands' activities as discontinued operations.

(b) In 2005, Restated means: (i) the restatement of The Netherlands' activities as discontinued operations and (ii) in line with the new accounting rule FRS27, the reclassification in the United Kingdom of some With-Profit technical reserves to allow for all future terminal bonuses payable to With-Profit policyholders within the allocated policyholder reserves, previously held in the unallocated policyholder bonus reserve, without any impact on earnings.

(c) Includes changes in liabilities arising from insurance contracts and investment contracts (with or without participating features) where the financial risk is borne by policyholders for an amount of €7,476 million as a balancing entry to the change in fair value of financial instruments at fair value through profit and loss ( €15,158 million in 2006 and €13,589 million in 2005).

CONSOLIDATED GROSS REVENUES

				(in Euro million)
	FY 2007	FY 2006 Restated (b)	FY 2006 Published	FY 2005 Restated (b)	FY 2005 Published
France	15,052	14,802	14,802	13,237	13,237
United States	16,244	15,390	15,390	13,940	13,940
United Kingdom	4,628	4,292	4,292	2,395	2,395
Japan	5,116	5,027	5,027	4,735	4,735
Germany	6,201	3,681	3,681	3,585	3,585
Switzerland	4,133	141	141	116	116
Belgium	3,075	2,512	2,512	2,734	2,734
Mediterranean Region (c)	1,924	1,476	1,476	1,562	1,562
Other countries	3,507	2,637	3,164	2,290	2,822
TOTAL (a)	59,879	49,959	50,485	44,595	45,126
Intercompany transactions	(35)	(7)	(7)	(10)	(10)
Contribution to consolidated gross revenues	59,845	49,952	50,479	44,585	45,116

(a) Before elimination of intercompany transactions.

(b) Restated means the restatement of The Netherlands' activities as discontinued operations.

(c) Mediterranean Region includes Italy, Spain, Portugal, Greece, Turkey and Morocco.

NET INCOME

				(in Euro million)
	Years ended December 31,			Variation
	2007	2006	2005	2007 / 2006
France	709	776	630	(67)
United States	863	1,020	872	(157)
United Kingdom	216	138	44	78
Japan	219	256	392	(38)
Germany	179	81	36	97
Belgium	191	310	131	(120)
Switzerland	135	7	4	128
Mediterranean Region (a)	84	63	63	21
Other Countries	304	304	232	(1)
Contribution to net income	2,899	2,957	2,404	(58)

(a) Mediterranean Region includes Italy, Spain, Portugal, Greece, Turkey and Morocco

In 2007, the Life & Savings segment accounted for 64% of AXA’s consolidated gross revenues after elimination of intercompany transactions (64% in 2006 and 63% in 2005). The Life & Savings segment was the primary contributor to AXA’s 2007 (51%),
2006 (58%) and 2005 (56%) consolidated net income.

Analysis of investment results

The following table summarizes the net investment results of AXA’s Life & Savings operations by type of invested financial assets for the periods indicated before elimination of intercompany transactions.

													(in Euro million)
	Net investment income			Net realized investment gains and losses			Change in fair value of financial instruments at fair value through profit & loss			Change in financial instruments impairment			Net investment result excluding financing expenses
(Years ended December 31)	2007	2006 Restated (a)	2005 Restated (a)	2007	2006 Restated (a)	2005 Restated (a)	2007	2006 Restated (a)	2005 Restated (a)	2007	2006 Restated (a)	2005 Restated (a)	2007	2006 Restated (a)	2005 Restated (a)
Investment properties	634	680	725	1,037	677	269	(542)	356	359	(30)	34	8	1,100	1,747	1,361
Fixed maturities	10,669	8,958	8,632	(151)	262	649	(1,198)	(1,293)	169	(339)	(73)	(23)	8,981	7,854	9,428
Equities	1,533	1,185	1,111	4,146	2,518	2,088	(2,011)	923	1,371	(278)	(86)	(68)	3,390	4,540	4,503
Non controlled investment funds	260	230	175	122	124	89	17	(14)	35	(4)	(2)	(4)	394	338	295
Other assets held by consolidated investment funds designated as at fair value through profit & loss	189	198	138	18	(7)	-	2	18	83	-	-	-	209	208	221
Loans	1,358	1,033	1,044	4	(4)	6	51	(166)	75	2	(6)	(19)	1,414	857	1,107
Assets backing contracts where the financial risk is borne by policyholders	817	527	590	-	-	-	7,468	15,158	13,589	-	-	-	8,284	15,685	14,179
Hedge accounting derivatives	-	-	-	-	-	-	251	(97)	(122)	-	-	-	251	(97)	(122)
Other derivatives	(112)	(213)	(400)	(14)	149	(98)	915	(402)	(31)	-	-	-	790	(466)	(529)
Investment management expenses	(900)	(884)	(740)	-	-	-	-	-	-	-	-	-	(900)	(884)	(740)
Other	451	411	487	(967)	(275)	(156)	(263)	203	82	(6)	(0)	0	(785)	339	413
NET INVESTMENT RESULT	14,898	12,125	11,762	4,196	3,443	2,847	4,691	14,687	15,611	(655)	(134)	(105)	23,129	30,122	30,115

(a) Restated means the restatement of the Netherlands' activities as discontinued operations.

Previously published information was as follows:

									(in Euro million)
	Net investment income		Net realized investment gains and losses		Change in fair value of financial instruments at fair value through profit & loss		Change in financial instruments impairment		Net investment result excluding financing expenses
(Years ended December 31)	2006 Published	2005 Published	2006 Published	2005 Published	2006 Published	2005 Published	2006 Published	2005 Published	2006 Published	2005 Published
Investment properties	680	726	677	269	356	359	34	8	1,747	1,362
Fixed maturities	9,072	8,750	264	653	(1,291)	169	(73)	(23)	7,972	9,549
Equities	1,200	1,126	2,549	2,124	923	1,371	(88)	(70)	4,584	4,551
Non controlled investment funds	230	175	124	89	(14)	34	(2)	(4)	338	295
Other assets held by consolidated investment funds designated as at fair value through profit & loss	198	138	(7)	-	18	83	-	-	208	221
Loans	1,152	1,144	(4)	7	(166)	75	(6)	(19)	976	1,207
Assets backing contracts where the financial risk is borne by policyholders	527	590	-	-	15,370	13,978	-	-	15,897	14,568
Hedge accounting derivatives	-	-	-	-	(97)	(122)	-	-	(97)	(122)
Other derivatives	(212)	(406)	149	(98)	(403)	(24)	-	-	(467)	(528)
Investment management expenses	(891)	(746)	-	-	-	-	-	-	(891)	(746)
Other	416	506	(275)	(154)	203	82	(0)	0	343	435
NET INVESTMENT RESULT	12,372	12,003	3,475	2,889	14,898	16,006	(135)	(107)	30,610	30,792

The year to year commentaries below are based on operating results of the segment before elimination of intercompany transactions (for further information refer to Note 3 "Segmental information" to the consolidated financial statements included in
Item 18 of this Annual Report on form 20-F).

YEAR ENDED DECEMBER 31, 2007 COMPARED TO YEAR ENDED DECEMBER 31, 2006

Gross revenues were up 20%, or up 5% on a comparable basis, to €59,845 million net of intercompany transactions, (or €59,879 million before the elimination of intercompany transactions), mainly driven by the United States, Belgium, and France. For a detailed analysis of Life & Savings gross revenues, refer to section "Consolidated Gross Revenues".

The net investment result excluding financing expenses was €23,129 million in 2007. Excluding the contribution of Winterthur
(€2,961 million), net investment result decreased by €9,953 million compared to full year 2006 (or €9,260 million on a constant exchange rate basis). This decrease was explained as follows:

a)  Net investment income amounted to €14,898 million in 2007. Excluding the contribution of Winterthur in 2007 (€2,415 million), net investment income increased by €357 million resulting mainly from:

–  a €422 million increase in Australia-New Zealand, mainly attributable to net investment income from assets backing contracts where the financial risk is borne by policyholders, on the back of higher dividend income, as a result of better corporate earnings, and higher interest income;

– a €161 million increase in France, mainly driven by a higher asset base in fixed maturities.
Partly offset by:

– a €-182 million decrease in Japan, as (i) higher returns from alternative investments were more than offset by (ii)
unfavorable foreign exchange impacts (€-92 million), and (iii) lower income from fixed maturities reflecting the impact of the 2006 portfolio restructuring, moving from foreign bonds with Interest Rate Swaps to Japanese Government Bonds.
However, this restructuring triggered at the same time a significant reduction of the hedge cost (decreasing by
€-147 million) reflected in realized capital gains through foreign exchange and derivative impacts and change in fair value.

b)  Net realized investment gains amounted to €4,196 million in 2007. Excluding the contribution of Winterthur in 2007 (€-24 million), net realized gains increased by €+776 million (or €+702 million on a constant exchange rate basis), mainly as a result of:

– a €1,264 million increase in the United Kingdom, or a €1,275 million increase on a constant exchange rate basis, to €2,662 million, mainly due to portfolio changes arising from a fund rebalancing exercise; and

– a €-739 million decrease in Japan, resulting from (i) proceeds of underlying assets almost equal to last year (€+1 million),
(ii) reduction of the hedge cost mentioned above (€+133 million), (iii) other derivatives (€-137 million), (iv) other negative foreign exchange impact resulting mainly from the close out of currency forwards and disposal of assets in Euro (€-841 million), and (v) pure impact of foreign exchange rate (€+105 million).

c) Change in fair value of financial instruments at fair value though profit and loss amounted to €4,691 million in 2007. Excluding the contribution of Winterthur in 2007 (€+789 million), the change in fair value of financial instruments at fair value through profit and loss decreased by €-10,785 million, (or €-10,295 million on a constant exchange rate basis), to €3,902 million, mainly driven by:

–  a €896 million lower change in fair value of real estate assets, attributable to the United Kingdom (€-676 million) and
Australia-New Zealand (€-159 million);

– a €3,015 million decrease in change in fair value of equities, mainly attributable to the United Kingdom (€2,666 million) due to unfavorable changes in equity markets late in 2007, which coincided with the rebalancing of the portfolio in the United
Kingdom;

–  a €1,262 million increase in changes in fair value of other derivative instruments, in particular in Japan (€1,233 million)
mainly driven by positive impact due to close out of currency Euro forwards related to Euro bonds (therefore, foreign exchange impacts, net of related derivatives impacts decreased by €-4 million);

–  a €8,433 million decrease in change in fair value from assets backing contracts where the financial risk is borne by policyholders, mainly in France (€-2,122 million), the United States (€-3,637 million), the United Kingdom (€-1,669 million) and Australia-New Zealand (€-914 million), as the result of less favorable European and U.S. equity & fixed maturity markets in 2007 compared to 2006.

d) Net impairment charges amounted to €655 million in 2007. Excluding the contribution of Winterthur in 2007 (€219 million), impairment charges increased by €302 million, including notably:

–  a €68 million increase in impairment charges to €-87 million in Germany, especially due to fixed maturities available for sale.

– €141 million higher impairment charges in France, including €92 million on fixed maturities and €47 million on real estate assets; and

– a €59 million increase in the United States, mostly on fixed maturities.

Technical charges relating to insurance activities were €70,595 million in 2007. Excluding Winterthur contribution in 2007
(€10,477 million), technical charges relating to insurance activities decreased by €8,881 million or -13% (or €-6,545 million on a constant exchange rate basis or -9%). The larger contributors to this decrease on a constant exchange rate basis were:

– France (€-2,215 million) mainly due to (i) the decrease in unit linked reserves as a consequence of the change in fair value of assets backing contracts where the financial risk is borne by policyholders by €-2,201 million and (ii) the reclassification of technical items in commissions for €-97 million.

–  United Kingdom (€-2,968 million), as decreased policyholder reserve movements by €-3,557 million, primarily due to reduced investment growth on policyholder investments compared to 2006, were partly offset by increased policy benefit payments by €589 million, mainly due to increased surrenders in With Profit and Group Managed Funds.

– United States, were technical charges relating to insurance activities decreased by €924 million,

– Australia-New Zealand, with a €428 million decrease (or €406 million on a current exchange rate basis), mainly due to a decrease in unit-linked technical reserves driven by lower changes in fair value, partially offset by an increase in surrenders driven by changes in superannuation legislation in Australia.

–  Germany, with a decrease of €-161 million driven by lower premiums in Life traditional business as well as lower policyholder participation.

These decreases were partly reduced by:

–  Belgium where technical charges relating to insurance activities increased by €+409 million (+13%) mainly due to the increase in premiums and the rise in interests credited to policyholders.

Acquisition costs (DAC and equivalent capitalization, net of amortization, and insurance acquisition expenses) amounted to €-
3,744 million in 2007. Excluding the contribution of Winterthur in 2007 (€-204 million), acquisition costs increased by €446 million, or +14%, resulting from:

–  €526 million (or €736 million at constant exchange rates) higher insurance acquisition expenses, notably in the United
States (€+195 million), France (€+131 million), the United Kingdom (€+100 million), and Germany (€+73 million);

– a €142 million higher DAC amortization charge, including a €70 million increase in Germany;
partly offset by

–  a €279 million increase in DAC capitalization, in particular in Germany (€+72 million) and the United States (€+144 million).

Amortization of value of purchased life business inforce and other intangible assets amounted to €-357 million in 2007.
Excluding the contribution of Winterthur in 2007 (€-100 million), the amortization charge decreased by €17 million, stemming from several countries, partly offset by a €41 million increase in the United Kingdom (to €52 million in 2007), notably resulting from higher lapses on Pension Business.

Administrative expenses were €-3,514 million in 2007. Excluding the contribution of Winterthur in 2007 (€-526 million), administrative expenses increase by €166 million compared to 2006 or +6% (or €+254 million or 9% on a constant exchange rate basis), notably including €+82 million in the United Kingdom, mainly due to the inclusion of Thinc Group (€48 million), and
€+69 million in Australia-New Zealand mainly driven by higher commissions associated with higher revenues.

Changes in goodwill impairment and other intangible assets impairment were €58 million (nil in 2006), and included a €24 million amortization charge of intangible assets resulting from the acquisition of Winterthur, and a €29 million charge in the
United States, resulting from a €22 million impairment of intangibles related to the wind down of USFL and €7 million in restructuring charges associated with the transfer of Enterprise retail mutual funds to Goldman Sachs.

Other expenses amounted to €-231 million in 2007. Excluding the contribution of Winterthur in 2007 (€-59 million), other expenses increased by €7 million over the year, or €14 million on a constant exchange rate basis. This increase notably resulted from a €52 million increase in other charges in Hong Kong mainly due to the increase in interest expense on operating debt and the non recurrence of a one-off gain on the sale and leaseback of the AXA Centre property in 2006, partly offset by decreases in other countries including the United States and Germany.

Income tax charge was €-994 million in 2007. Excluding the contribution of Winterthur in 2007 (€-54 million), income tax charge decreased by €345 million mainly driven by a €372 million decrease in the United Kingdom, due to policyholder tax decrease of €204 million as a result of lower investment gains, and to the non-recurring 2006 increases in deferred tax provisions of €167 million, which was primarily a result of a reassessment of the likelihood of a future distribution from the attributed
Inherited Estate.

Result from discontinued operations (net of tax) was, in 2006, the net income from the Dutch Life & Savings operations that have been reclassified as "discontinued operations" following the sale closed on September 5, 2007. Their contribution in 2007 was accounted for in the "Holdings and other companies" segment.

Net income amounted to €2,899 million in 2007. Excluding the contribution of Winterthur in 2007 (€+199 million), and on a constant exchange rate basis, net income decreased by €147 million. This decrease resulted from reduced net investment result, notably reflecting lower changes in fair value of invested assets despite increased net investment income and higher capital gains, not totally offset by activity growth.

YEAR ENDED DECEMBER 31, 2006 COMPARED TO YEAR ENDED DECEMBER 31, 2005

Gross revenues (before elimination of intercompany transactions) increased by €5,364 million to €49,959 million. Net of elimination of intercompany transactions, Life & Savings gross revenues increased by €5,367 million to €49,952 million, or
€+5,755 million on a constant exchange rate basis.
For a detailed analysis of Life & Savings gross revenues, refer to section "Consolidated Gross Revenues".

The net investment result excluding financing expenses was stable with an increase by €6 million to €30,122 million in 2006 as compared to 2005. This was attributable to the following:

a) A €363 million increase in net investment income to €12,125 million, resulting mainly from:

–  a €+531 million increase in Japan, resulting from (i) higher income related to derivative instruments (€+370 million), primarily attributable to the fact that the hedge cost related to forex hedging (€–444 million) was classified as capital gain or loss from 2006, and (ii) higher return on the alternative/hedge funds (€+100 million); and

–  €+80 million in Germany driven by higher level of income from fixed income securities, due to higher total assets, the increase in the portion of corporate bonds and the extended duration;
Partly offset by:

– €–277 million in the United States primarily due to:

• the decline in fair values of derivative instruments, including those related to the economic hedging programs implemented to mitigate certain risks associated with GMDB/GMIB features of certain variable annuity contracts, and interest rate swap floor contracts,

• partially offset by an increase in cash and short-term investment income, due to higher yields and higher income on other equity investments.

b)  A €596 million increase in net realized investment gains and losses, to €3,443 million, resulting from increases in most countries, of which €+639 million was generated in France mainly on equities, €+187 million in Belgium, €+73 million in the
United States, €75 million in the United Kingdom, and €+74 million in Germany, partly offset by a €–668 million decrease in
Japan, including hedge cost related to foreign exchange hedging (classified as capital gains from 2006), and lower net capital gains as a consequence of the significant 2005 net capital gains driven by the shift from U.S.$/Euro bonds to Japanese
Government bonds.

c)  A €–924 million reduction in the change in fair value of financial instruments through profit and loss to €14,687 million, resulting from:

– a €–1,462 million lower change in fair value of fixed maturities, attributable to the increase in interest rates in 2006, since most of the portfolio is made of fixed income assets. This decrease was attributable in particular to the United Kingdom
(€–1,343 million);

– a €–448 million decrease in the change in fair value of equity securities (including the United Kingdom €–223 million and
Japan €–160 million), since equity markets increased to a lesser extent in 2006 than in 2005.

– a €–346 million decrease in change in fair value of derivative instruments (including France €–233 million).

These changes were partly offset by a favorable increase in the change in fair value of assets backing contracts with financial risk borne by the policyholders (€+1,569 million to €15,158 million), resulting primarily from a strong increase in the United
States (€+4,056 million), partly offset by lower changes in fair value in France (€–889 million), the United Kingdom (€–1,661 million), and Germany (€–68 million).

d) A €–29 million increase in impairment of financial instruments.

Technical charges relating to insurance activities increased by €4,331 million (+7%) to €68,999 million, principally due to the increase in total revenues and increased charges related to change in technical liabilities backing contracts with financial risk borne by the policyholders, reflecting the higher change in fair value of the corresponding assets.

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

Acquisition costs (DAC and equivalent capitalization, net of amortization, and insurance acquisition expenses) increased by €268 million to €3,095 million (+9%). This resulted from the combination of (i) a €326 million higher DAC amortization (including
€+108 million in Germany which was mainly attributable to a positive one-off effect in 2005 resulting from an enhanced scope of de-zillmerized products in Life, and €+193 million in the United States reflecting reactivity to higher margins in products which are DAC-reactive and favorable DAC unlocking for expected higher emerging margins on annuity and variable and interest sensitive life products), (ii) a €168 million increase in acquisition costs, and (iii) a €75 million higher amortization of net rights to future management fees (also called Deferred Origination Costs or "DOC"), partly offset by higher DAC capitalization (€164 million) and interests capitalized (€146 million).

Amortization of value of purchased life business inforce and other intangible assets decreased by €–283 million to €274 million (–51%), mainly because of the 2005 non-recurring charge in Japan related to a change in future investment assumptions.

Administrative expenses were €2,822 million in 2006, down by 5% or €–145 million as compared to 2005, including a €–290 million decrease in the United States following the sale of Advest in November 2005.

Other expenses increased by €150 million in 2006, notably because 2005 expenses were reduced by a €151 million net realized gain on the sale of the headquarter property of AXA Japan during the second half of the year.

Income tax expenses increased by €465 million to €1,285 million. This was mostly attributable to a €540 million increase in tax charge in Japan, whereas in 2005, income tax expenses reflected the re-estimation of deferred taxes recorded during the prior years. In addition, in Australia / New Zealand, income tax expenses increased by €251 million to €234 million, reflecting the reclassification of policyholder tax and dividends due to participating policyholders from the technical charges to income tax expense. These increases were partly offset by lower 2006 tax charges (i) in France (€–107 million) (a) as some dividends on equities were taxed at a reduced rate while previously taxed at the full rate, following a portfolio reallocation and (b) due to the split between short-term and long-term taxable income, and (ii) in the United Kingdom (€–184 million), as policyholder tax decreased by €–357 million as a result of lower investment gains, partly offset by non-recurring increases in deferred tax provisions of €167 million, primarily as a result of a reassessment of the likelihood of a future distribution from the attributed
Inherited Estate. In addition, 2006 tax charges in the United States were reduced by a €92 million tax settlement.

Result from discontinued operations (net of tax) for 2006 and 2005 included the net income from the Dutch Life & Savings insurance operations, an increase by €5 million to €77 million compared with 2006.

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

					(In Euro million)
	FY 2007	FY 2006 Restated (a)	FY 2006 Published	FY 2005 Restated (a)	FY 2005 Published
Gross written premiums	25,101	19,548	19,830	18,638	18,913
Fees and charges relating to investment contracts with no participating features	-	-	-	-	-
Revenues from insurance activities	25,101	19,548	19,830	18,638	18,913
Net revenues from banking activities	-	-	-	-	-
Revenues from other activities	79	52	52	43	43
Total revenues	25,180	19,600	19,882	18,681	18,956
Change in unearned premiums net of unearned revenues and fees	(362)	(139)	(142)	(272)	(269)
Net investment income	2,059	1,562	1,592	1,414	1,443
Net realized investment gains and losses	953	594	596	490	499
Change in fair value of financial instruments at fair value through profit & loss	(75)	50	52	82	82
Change in financial instruments impairment	(251)	(47)	(47)	(84)	(84)
Net investment result excluding financing expenses	2,687	2,159	2,192	1,902	1,940
Technical charges relating to insurance activities	(16,723)	(12,697)	(12,841)	(12,187)	(12,347)
Net result from outward reinsurance	(599)	(629)	(632)	(565)	(581)
Bank operating expenses	-	-	-	-	-
Acquisition costs	(4,652)	(3,712)	(3,787)	(3,327)	(3,382)
Amortization of the value of purchased business in force	-	-	-	-	-
Administrative expenses	(2,452)	(1,826)	(1,860)	(1,915)	(1,961)
Change in tangible assets impairment	3	11	11	(1)	(1)
Change in goodwill impairment and other intangible assets impairment	(89)	-	-	-	-
Other income and expenses	(24)	(18)	(10)	14	12
Other operating income and expenses	(24,536)	(18,872)	(19,119)	(17,981)	(18,259)
Income from operating activities before tax	2,969	2,748	2,812	2,330	2,368
Income arising from investments in associates - Equity method	5	22	22	3	3
Financing debts expenses	(13)	(8)	(8)	(11)	(11)
Operating income before tax	2,961	2,762	2,826	2,323	2,361
Income tax	(693)	(769)	(788)	(553)	(566)
Net operating result	2,267	1,993	2,038	1,770	1,795
Result from discontinued operations net of tax	-	45	-	25	-
Net consolidated income	2,267	2,038	2,038	1,795	1,795
Split between : Net income Group share	2,218	1,977	1,977	1,737	1,737
Minority interests share in net consolidated income	49	61	61	58	58

(a) Restated means the restatement of the Netherlands' activities as discontinued operations.

CONSOLIDATED GROSS REVENUES

					(in Euro million)
	FY 2007	FY 2006	FY 2006	FY 2005	FY 2005
		Restated (b)	Published	Restated (b)	Published
France	5,377	5,219	5,219	5,096	5,096
United Kingdom & Ireland	5,111	4,742	4,742	4,413	4,413
Germany	3,531	2,759	2,759	2,798	2,798
Belgium	2,130	1,520	1,520	1,462	1,462
Mediterranean Region (c)	5,298	3,831	3,831	3,612	3,612
Switzerland	1,981	95	95	90	90
Other countries	1,752	1,435	1,717	1,210	1,485
TOTAL (a)	25,180	19,600	19,882	18,681	18,956
Intercompany transactions	(164)	(89)	(89)	(81)	(81)
Contribution to consolidated gross revenues	25,016	19,510	19,793	18,600	18,874

(a) Before elimination of intercompany transactions.

(b) Restated means the restatement of The Netherlands' activities as discontinued operations.

(c) Mediterranean Region includes Italy, Spain, Portugal, Greece, Turkey and Morocco.

AXA GROUP-RATIOS

				(in %)
	Years ended December 31,			Variation
	2007	2006 restated (a)	2006 published	2007 / 2006
Current accident year loss ratio (net)	75.1%	71.9%	71.8%	3.1%
All accident year loss ratio (net)	69.7%	68.5%	68.3%	1.2%
Expense ratio	27.9%	28.5%	28.6%	-0.6%
Combined ratio	97.6%	96.9%	96.9%	0.7%

(a) Restated means the restatement of The Netherlands activities as discontinued operations.

NET INCOME

				(in Euro million)
	Years ended December 31,			Variation
	2007	2006	2005	2007 / 2006
France	553	515	464	38
Germany	410	282	295	128
Belgium	272	283	183	(11)
United Kingdom & Ireland	307	451	464	(144)
Switzerland	84	9	3	75
Mediterranean Region (a)	428	230	177	198
Other Countries	164	206	152	(41)
Contribution to net income	2,218	1,977	1,737	241

(a) Mediterranean Region includes Italy, Spain, Portugal, Greece, Turkey and Morocco.

In 2007, the Property & Casualty segment accounted for 27% of AXA’s consolidated gross revenues after elimination of intercompany transactions (2006: 25% and 2005: 26%). The Property & Casualty segment contributed significantly (39%) to
AXA’s 2007 consolidated net income (2006: 39% and 2005: 40%). This segment has shown continuous operational improvements over the past three years.

Analysis of investment results

The following table summarizes the net investment results of the Property & Casualty operations by type of invested assets for the periods indicated, before elimination of intercompany transactions.

														(in Euro million)
	Net investment income			Net realized investment gains and losses			Change in fair value of financial instruments at fair value through profit & loss			Change in financial instruments impairment			Net investment result excluding financing expenses
(Years ended December 31)	2007	2006 Restated (a)	2005 Restated (a)	2007	2006 Restated (a)	2005 Restated (a)	2007	2006 Restated (a)	2005 Restated (a)	2007	2006 Restated (a)	2005 Restated (a)	2007	2006 Restated (a)	2005 Restated (a)
Investment properties	104	94	68	124	21	14	2	21	16	(8)	4	(27)	222	140	71
Fixed maturities	1,715	1,256	1,138	(63)	(94)	68	(180)	(31)	8	(51)	(5)	0	1,422	1,126	1,214
Equities	297	243	254	833	594	412	52	60	101	(161)	(43)	(45)	1,021	854	723
Non controlled investment funds	42	27	8	16	32	25	(4)	2	5	(32)	(2)	(5)	22	59	34
Other assets held by consolidated investment funds designated as at fair value through profit & loss	13	8	1	3	0	1	75	(1)	10	-	-	-	91	7	12
Loans	124	43	42	1	2	0	-	-	-	(0)	(0)	(4)	125	45	38
Assets backing contracts where the financial risk is borne by policyholders	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Hedge accounting derivatives	-	-	-	-	-	-	(20)	6	(21)	-	-	-	(20)	6	(21)
Other derivatives	(30)	6	1	40	(9)	5	50	18	(38)	-	-	-	60	15	(32)
Investment management expenses	(161)	(118)	(108)	-	-	-	-	-	-	-	-	-	(161)	(118)	(108)
Other	(46)	3	9	(1)	48	(35)	(49)	(23)	1	2	(1)	(4)	(94)	26	(29)
NET INVESTMENT RESULT	2,059	1,562	1,414	953	594	490	(75)	50	82	(251)	(47)	(84)	2,687	2,159	1,902

(a) Restated means the restatement of the Netherlands' activities as discontinued operations.

Previously published information was as follows:

									(in Euro million)
	Net investment income		Net realized investment gains and losses		Change in fair value of financial instruments at fair value through profit & loss		Change in financial instruments impairment		Net investment result excluding financing expenses
(Years ended December 31)	2006 Published	2005 Published	2006 Published	2005 Published	2006 Published	2005 Published	2006 Published	2005 Published	2006 Published	2005 Published
Investment properties	94	68	21	20	21	16	4	(27)	140	77
Fixed maturities	1,287	1,170	(92)	71	(30)	8	(5)	0	1,159	1,250
Equities	245	255	594	412	60	101	(43)	(45)	856	723
Non controlled investment funds	27	8	32	25	2	5	(2)	(5)	59	34
Other assets held by consolidated investment funds designated as at fair value through profit & loss	8	1	0	1	(1)	10	-	-	7	12
Loans	44	43	2	0	-	-	(0)	(4)	46	39
Assets backing contracts where the financial risk is borne by policyholders	-	-	-	-	-	-	-	-	-	-
Hedge accounting derivatives	-	-	-	-	6	(21)	-	-	6	(21)
Other derivatives	6	1	(9)	5	18	(38)	-	-	15	(32)
Investment management expenses	(119)	(109)	-	-	-	-	-	-	(119)	(109)
Other	(1)	5	48	(35)	(23)	1	(1)	(4)	23	(33)
NET INVESTMENT RESULT	1,592	1,443	596	499	52	82	(47)	(84)	2,192	1,940

The year-on-year commentaries below are based on the operating results of the segment before elimination of intercompany transactions (refer to Note 3 "Segmental information" to the consolidated financial statements included in Item 18 of this Annual
Report on Form 20-F for further information).

YEAR ENDED DECEMBER 31, 2007 COMPARED TO YEAR ENDED DECEMBER 31, 2006

Gross revenues gross revenues were up 28% to €25,016 million net of intercompany transactions (or €25,180 million before the elimination of intercompany transactions), or +4% on a comparable basis mainly driven by United Kingdom & Ireland (+8% to
€5,076 million), Mediterranean Region (+5% to €5,276 million), France (+3% to €5,330 million), and Germany (+2% to €3,506 million).

Net investment result amounted to €2,687 million in 2007. Excluding the contribution of Winterthur (€285 million), net investment result was up €242 million mainly due to net investment income and net realized gains:

a) Net investment income amounted to €2,059 million in 2007. Excluding the contribution of Winterthur (€340 million), it was up €+158 million mainly resulting from a €+161 million increase in income from fixed maturities.

b) Net realized investment gains amounted to €953 million in 2007. Excluding the contribution of Winterthur (€3 million), they were up €356 million including €+230 million increase in realized gains on equities, of which €+110 million in the
Mediterranean Region and €+108 million in Germany due to higher net capital gains notably on equities.

c) Changes in fair value of financial instruments through profit and loss were €–75 million in 2007. Excluding the contribution of Winterthur (€–24 million), it was a loss of €–51 million in 2007 compared to a gain of €+50 million in
2006. The 2007 change in fair value mainly resulted from a €59 million decrease in changes in fair value in France, and a loss of €26 million in fixed maturities in Belgium mainly attributable to the impact of the credit spread increase on the mutual funds market value.

d) Charges relating to financial instrument impairment amounted to €–251 million in 2007. Excluding the contribution of
Winterthur (€–33 million), it was a loss of €–218 million in 2007, mainly attributable to Germany and the United Kingdom
& Ireland.

Technical charges relating to insurance activities amounted to €–16,723 million in 2007. Excluding the contribution of
Winterthur (€–3,111 million), they increased by €915 million including €383 million in the United Kingdom & Ireland, €183 million in the Mediterranean Region and €181 million in Germany.

Net result on reinsurance ceded was a loss of €599 million in 2007. Excluding the contribution of Winterthur (€5 million), the loss decreased by €25 million in 2007, including a €93 million decrease in Germany, partly offset by a €65 million increase in
France.

The current accident year loss ratio worsened by 3.1 points to 75.1% mainly driven by adverse claims experience, notably the
European storm Kyrill and United Kingdom floods. The all accident year loss ratio worsened by 1.2 points to 69.7% mainly driven by the current accident year loss ratio worsening partly offset by positive developments on prior years.

In France, the current accident year loss ratio improved by 0.3 point to 74.3%, mainly driven by favorable claims experience in
Property (both Personal and Commercial lines) and natural events, partly offset by an increase on Personal Motor current accident year net loss ratio. The all accident year net loss ratio improved by 0.7 point to 72.7% driven by the current year loss ratio and higher level of positive loss reserve development in Property.

In Germany, current accident year loss ratio deteriorated by 4.5 points to 78.7%, mainly driven by natural events and higher large claims impact. Excluding Winterthur, the current accident year loss ratio increased by 3.0 points to 77.2 % driven by the storm
"Kyrill" with an impact of 1.9 points in 2007 and higher large claims charge on Commercial Property and Liability lines
(Winterthur current accident year loss ratio amounted to 84.4%, of which the Kyrill impact amounted to 1.4 points). The all accident year loss ratio increased by 1.2 points to 69.0%. Excluding Winterthur, the all accident year loss ratio increased by 1.8 points to 69.5%, due to the higher current accident year loss ratio, partly offset by a non recurring increase in claim handling costs reserve in 2006 (Winterthur net technical result amounted to €236 million with an all accident year loss ratio of 66.7%).

In the United Kingdom, the current accident year loss ratio deteriorated by 8.1 points to 71.8%, mainly as a result of adverse weather events, including Kyrill storm (€56 million, +1.1 points), the June and July floods (€271 million, +5.5 points) and 0.9 point higher loss ratio on U.K. Commercial lines. While Commercial lines remained profitable overall, market pressure, including from new entrants, prevented rate increases from keeping up with claims inflation. The all accident year loss ratio increased by 4.6 points to 66.4%, as the adverse current accident year loss ratio was partially offset by favorable development in prior years reserves development (€268 million in 2007).

In the Mediterranean Region, the current accident year loss ratio stood at 76.5% (–0.7 point). Excluding Winterthur, it deteriorated by 0.8 point to 78.0%, mainly driven by an increase in motor personal lines (+2.0 points) following the strong new business impact and the stable average premium (as compared to a 4% average weighed inflation rate). Winterthur current accident year loss ratio stood at 71.1%. The all accident year loss ratio stood at 72.1% (–2.8 points). Excluding Winterthur, it improved by 1.8 points to 73.0% thanks to the favorable development of claims reserves from previous year (€+115 million)
mainly focused on motor lines (€+138 million). The Winterthur all accident year loss ratio stood at 68.6%.

In Belgium, the current accident year loss ratio improved by 0.4 point to 77.6%. Excluding the contribution of Winterthur, the current accident year loss ratio increased by 1.2 points to 79.2% mainly due to the Kyrill storm (2.1 points impact). Winterthur current accident loss ratio amounted to 73.4% (0.8 point Kyrill impact). The all accident year loss ratio increased by 1.4 points to
67.5%. Excluding the contribution of Winterthur, the all accident year loss ratio increased by 2.5 points to 68.5%, reflecting the unfavorable current accident year loss ratio and a decrease in prior years’ results (€–16 million). Winterthur all accident year loss ratio amounted to 64.8%.

In Switzerland, the current accident year loss ratio stood at 77.6 % with a claim experience characterized by a very substantial level of large losses (notably flood and hail events impacting both Motor and Property lines of business). The all accident year loss ratio stood at 75.2% driven by positive reserve development in Health and Liability on prior years.

Acquisition costs amounted to €–4,652 million in 2007. Excluding the contribution of Winterthur (€–687 million), they increased by €253 million, notably driven by a €102 million increase in the Mediterranean Region (in line with increased revenues and impacted by integration costs), and a €60 million increase in the United Kingdom & Ireland.

Administrative expenses amounted to €–2,452 million in 2007. Excluding the contribution of Winterthur (€–505 million), they increased by €121 million, including €50 million in the United Kingdom & Ireland, primarily relating to costs associated with new acquisitions and initiatives together with higher fees to support significant growth within Health, and €22 million in Belgium, as a result of integration costs and higher commissions.

Income tax expenses amounted to €–693 million. Excluding the contribution of Winterthur (€–83 million), tax expenses decreased by €159 million compared to 2006, including a €83 million decrease in Belgium (due to lower pre-tax earnings), a €64 million decrease in the United Kingdom & Ireland (reflecting the deterioration in the pre-tax result, and a €32 million benefit from a settlement on prior years, partly offset by a negative €18 million due to the decrease in deferred tax assets following the reduction in the Corporate tax rate from 30% to 28%), and a €122 million decrease in Germany
(mainly due to a positive outcome of a tax audit on the ex-Albingia portfolio and a favorable impact of the new income tax rate on deferred tax liabilities) partly offset by a €68 million increase in the Mediterranean Region (mainly driven by higher pre-tax earnings).

Net income amounted to €2,218 million in 2007. Excluding the contribution of Winterthur in 2007 (€200 million), Property &
Casualty net income increased by €42 million driven by higher volumes of business and higher investment results driven by increased invested assets, in spite of a deteriorated technical profitability (mainly due to major losses), as well as lower tax charges notably in Germany, Belgium, and the United Kingdom and Ireland.

YEAR ENDED DECEMBER 31, 2006 COMPARED TO YEAR ENDED DECEMBER 31, 2005

Gross revenues (before elimination of intercompany transactions) increased by €919 million (+5%) to €19,600 million. Net of intercompany transactions, Property & Casualty gross revenues increased by €911 million to €19,510 million, or €+885 million on a constant exchange rate basis.

For a detailed analysis of Property & Casualty gross revenues, refer to Consolidated Gross Revenues section.

Net investment result increased by €258 million to €2,159 million mainly due to investment income and realized gains:

a) Net investment income rose by €147 million to €1,562 million or +10%, and mainly resulted from a €+117 million increase in income from fixed maturities, spread over all countries and due to a higher asset base together with higher average returns, as well as, to a lesser extent, from investment properties (€+26 million).

b) Net realized investment gains and losses increased by €+104 million, to €594 million (+21%), including €+181 million increase in realized gains on equities (of which €+75 million in Belgium and €+77 million in the United Kingdom) and €79 million higher realized foreign exchange gains (of which €+86 million in France), partly offset by a €–162 million reduction of net gains on fixed maturities (of which €–63 million in the United Kingdom and Ireland, €–46 million in
France, €–17 million in Germany and €–17 million in Belgium).

c) Changes in fair value of financial instruments through profit and loss were €+50 million in 2006 as compared to €82 million in 2005, including a €20 million decrease in Germany, mainly on fixed maturities.

d) Charges relating to financial instrument impairment decreased by €37 million to €–47 million, mainly on investment properties.

Technical charges relating to insurance activities slightly increased (+4% or €511 million) to €12,697 million.

Net result on reinsurance ceded was a loss of €–629 million, an increase of €–64 million as compared to 2005. This result was mainly attributable to the United Kingdom (€–52 million to €–152 million), resulting from the Buncefield explosion recoveries included in 2005 and a favorable 2006 gross reserves result reducing the level of expected future recoveries.
The current accident year loss ratio was to 71.9% mainly driven by better claims experience. All accident year loss ratio was
68.5% driven by the current accident year loss ratio improvement and positive developments on prior years.

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

In the Mediterranean Region, the all accident year loss ratio improved by 1.4 points to 74.8% mainly driven by strong monitoring of personal motor portfolio. The current accident year loss ratio improved by 0.2 point to 77.2% mainly due to the personal motor line of business, thanks to the favorable evolution of claims frequency and the continuous efforts to contain the average claims cost.

In Belgium, the current year loss ratio improved by 3.3 points to 78.1% due to an improved claims pattern in all Personal Lines
(except Personal Accidents), Property, Health and Marine. The all accident year loss ratio improved by 4.0 points to 66.0% due to the better current year loss ratio and to higher prior years’ results.

Acquisition costs increased by €385 million to €3,712 million, or +12% compared to 2005, including notably a €170 million increase in the United Kingdom, largely relating to higher profit commission and increased volumes on higher commission related to the delegated authority business, and a €55 million increase in Canada explained by higher commissions in relation to the activity. The rest of the acquisition costs’ increase was due to higher revenues.

Administrative expenses decreased by 5% or €–89 million to €1,826 million, including €–77 million in Germany mainly attributable to the release of some VAT provisions coupled with a VAT refund following the creation of a VAT group, as well as the non-recurrence of several 2005 one-off expenses.

Income arising from equity accounted entities reached €+22 million, up €+19 million as compared to 2005, resulting from
AXA Affin General Insurance Berhad in Malaysia which was equity consolidated starting in 2006.

Income tax expenses increased by €215 million to €769 million including a €+72 million increase in the United Kingdom
(+111% on a current exchange rate basis) to €137 million due to the improved profit for the year and non-recurring one-off tax provision movements in 2005. Other countries showed tax charges’ increases in line with pre-tax income changes.

Result from discontinued operations (net of tax) for 2006 and 2005 included the net income from the Dutch Property &
Casualty insurance operations, an increase by €20 million to €45 million compared with 2006.

Net income increased by €+239 million (or €232 million at a constant exchange rate) to €1,977 million, driven by improved operating performance, combined with higher volumes of business, and higher investment results from both increased investment income and realized gains. This was particularly true in Belgium (€+101 million net income), France (€+51 million net income), and Mediterranean Region (€+53 million net income).

International Insurance Segment

The following tables present the gross revenues and net income for the International Insurance segment for the periods indicated.

CONSOLIDATED GROSS REVENUES

			(in Euro million)
	FY 2007	FY 2006	FY 2005
AXA Corporate Solutions Assurance	1,823	1,697	1,614
AXA Cessions	69	57	60
AXA Assistance	809	702	621
AXA RE	-	-	1,460
Other international activities (a)	1,002	1,355	147
TOTAL (b)	3,703	3,811	3,903
Intercompany transactions	(135)	(95)	(90)
Contribution to consolidated gross revenues	3,568	3,716	3,813

(a) Including €896 million in 2007 (€1,217 million in full year 2006) of business fronted by AXA RE and fully reinsured by Paris RE (fronting arrangement set in place from January 1, 2006 to September 30, 2007 in the context of the sale of AXA RE's business to Paris RE), AXA RE Life and AXA Liabilities Managers.

(b) Before elimination of intercompany transactions.

NET INCOME

						(in Euro million)
	Years ended December 31,
	2007		2006		2005		Variation 2007 / 2006
AXA Corporate Solutions Assurance		125		117		97	7
AXA Cessions		16		13		9	2
AXA Assistance		19		22		43	(3)
AXA RE		-		-		67	-
Other international activities		84		92		(31)	(8)
Contribution to net income		243		244		184	(1)

In 2007, the International Insurance segment accounted for 4% of AXA’s consolidated gross revenues after elimination of intercompany transactions (5% in 2006 and 2005). The International Insurance segment had a positive contribution to AXA’s
2007 consolidated net income of 4% (positive contributions of 5% in 2006 and 4% in 2005).

ANALYSIS OF INVESTMENT RESULT

The following table summarizes the net investment results of the International Insurance operations by type of invested assets for the periods indicated.

															(in Euro million)
	Net investment income			Net realized investment gains and losses			Change in fair value of financial instruments at fair value through profit & loss			Change in financial instruments impairment			Net investment result excluding financing expenses
(Year ended December 31)	2007	2006	2005	2007	2006	2005	2007	2006	2005	2007	2006	2005	2007	2006	2005
Investment properties	7	6	0	0	0	13	-	-	-	-	-	0	7	7	14
Fixed maturities	335	344	294	(31)	(29)	18	(29)	3	(3)	(1)	(0)	(0)	274	318	309
Equities	16	16	19	35	102	28	14	3	8	(5)	(0)	(2)	61	121	52
Non controlled investment funds	5	16	10	37	99	71	-	-	8	(1)	(1)	(1)	41	115	88
Other assets held by consolidated investment funds designated as at fair value through profit & loss	4	2	2	(0)	(0)	(2)	(0)	0	0	-	-	-	4	2	0
Loans	31	18	26	0	-	-	-	-	-	-	-	-	31	18	26
Assets backing contracts where the financial risk is borne by policyholders	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Hedge accounting derivatives	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other derivatives	(1)	(1)	-	-	-	-	29	10	(17)	-	-	-	28	10	(17)
Investment management expenses	(147)	(185)	(61)	-	-	-	-	-	-	-	-	-	(147)	(185)	(61)
Other	104	84	68	(42)	(41)	18	23	18	(1)	0	(1)	0	85	60	85
NET INVESTMENT RESULT	353	300	357	(0)	132	147	38	35	(6)	(6)	(2)	(3)	385	465	495

AXA Corporate Solutions Assurance

			(In Euro million)
	FY 2007	FY 2006	FY 2005
Gross written premiums	1,811	1,684	1,599
Fees and charges from investment contracts with no participating features	-	-	-
Revenues from insurance activities	1,811	1,684	1,599
Net revenues from banking activities	-	-	-
Revenues from other activities	11	13	15
Total revenues	1,823	1,697	1,614
Change in unearned premiums net of unearned revenues and fees	(24)	(73)	(43)
Net investment income	174	157	136
Net realized investment gains and losses	46	34	36
Change in fair value of financial instruments at fair value through profit & loss	(5)	6	4
Change in financial instruments impairment	(5)	0	0
Net investment result excluding financing expenses	211	198	175
Technical charges relating to insurance activities	(1,317)	(986)	(1,160)
Net result from outward reinsurance	(261)	(431)	(222)
Bank operating expenses	-	-	-
Acquisition costs	(130)	(110)	(113)
Amortization of value of purchased business in force	-	-	-
Administrative expenses	(91)	(97)	(90)
Change in tangible assets impairment	(0)	(0)	-
Change in goodwill impairment and other intangible assets impairment	-	-	-
Other income and expenses	(0)	(0)	(0)
Other operating income and expenses	(1,800)	(1,625)	(1,585)
Income from operating activities before tax	210	197	161
Income arising from investments in associates - Equity method	-	-	-
Financing debts expenses	(11)	(13)	(13)
Operating income before tax	198	184	149
Income tax	(72)	(65)	(51)
Net operating result	126	119	98
Result from discontinued operations net of tax	-	-	-
Net consolidated income	126	119	98
Split between : Net income Group share	125	117	97
Minority interests share in net consolidated income	2	1	1

	Years ended December 31,						Variation
	2007		2006		2005		2007 / 2006
Gross revenues		1,823		1,697		1,614	125
Current accident year loss ratio (net)		94.1%		88.7%		88.9%	5.5%
All accident year loss ratio (net)		87.8%		87.3%		87.9%	0.5%
Net technical result		220		207		189	13
Expense ratio		12.3%		12.8%		12.9%	(0.5%)
Combined ratio		100.1%		100.0%		100.9%	0.0%

YEAR ENDED DECEMBER 31, 2007 COMPARED TO YEAR ENDED DECEMBER 31, 2006

Gross revenues increased by €125 million (or +7%) to €1,823 million gross of intercompany eliminations driven by favorable portfolio developments in Marine, Property, Motor and Construction.

Net investment result excluding financial expenses increased by €13 million (or +7%) to €211 million due to a higher asset base.

The net technical charges relating to insurance activities and net result from outward reinsurance increased by €161 million to €-
1,578 million mainly driven by higher large losses notably in Property.

As a consequence, the all accident year loss ratio increased by 0.5 point to 87.8%.

Expenses increased by €14 million to €-220 million resulting from a commission increase (€+17 million to €106 million)
following both an activity growth and an exceptional impact in 2006 (the non renewal of a large motor contract with high commission rate), and (ii) a slight general expenses decrease (€-3 million). As a consequence, the Expense ratio decreased by 0.5 point to 12.3%.

As a result, the combined ratio remained stable at 100.1%.

Income tax expenses increased by €7 million to €-72 million with the effective tax rate decreasing by 1.9 points mainly due to the activation of past years tax deficits in Germany.

As a result, net income increased by €7 million to €125 million.

YEAR ENDED DECEMBER 31, 2006 COMPARED TO YEAR ENDED DECEMBER 31, 2005

Gross revenues increased by 5% to €1,697 million or €1,689 million net of intercompany transactions, driven by (i) strong portfolio development in Property (€84 million) due to reinsurance program restructuring providing additional underwriting capacities, (ii) an increase in liability (€26 million) and in construction (€19 million), partly offset by (iii) a decline in Marine and
Motor, as some risks were not renewed in the context of a softening market (€–45 million).

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

AXA Cessions

YEAR ENDED DECEMBER 31, 2007 COMPARED TO YEAR ENDED DECEMBER 31, 2006

Gross revenues increased by €12 million to €69 million gross of intercompany transactions because of higher gross written premiums. Net income increased by €2 million to €16 million resulting from higher net realized investment gains partly offset by higher general expenses and income tax charge.

YEAR ENDED DECEMBER 31, 2006 COMPARED TO YEAR ENDED DECEMBER 31, 2005

Gross revenues decreased by €3 million to €57 million. Net income increased by €5 million to €13 million notably resulting from a higher net technical result and a higher net investment income partly offset by an increase in general expenses.

AXA Assistance

YEAR ENDED DECEMBER 31, 2007 COMPARED TO YEAR ENDED DECEMBER 31, 2006

Gross revenues increased by 15% to €809 million gross of intercompany transactions mainly due to Home Serve business in the
United Kingdom (€+27 million), increased premiums in Travel business in Germany (€+15 million) and a good commercial performance in France.

Other operating income and expenses increased by €115 million to €-781 million mainly due to an increase in technical charges relating to insurance activities, acquisition costs and administrative expenses.

Net income decreased by €3 million to €19 million, resulting from the increase in expenses.

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

Other international activities

YEAR ENDED DECEMBER 31, 2007 COMPARED TO YEAR ENDED DECEMBER 31, 2006

Net income amounted to €84 million in 2007. Excluding Winterthur contribution (€19 million) and on a constant exchange rate basis, net income decreased by €25 million (-27%) mainly as a result of (i) the non recurring €66 million gain after tax on the sale of AXA RE's business in 2006 partly offset by (ii) the continuous favorable loss reserve development on some run-off portfolios in 2007 together with lower reserve strengthening on Asbestos and (iii) €19 million improvement in Life run-off portfolio fully explained by the cost of fully hedging the remaining exposure of this portfolio in 2006.

YEAR ENDED DECEMBER 31, 2006 COMPARED TO YEAR ENDED DECEMBER 31, 2005

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

CONSOLIDATED GROSS REVENUES

			(in Euro million)
	FY 2007	FY 2006	FY 2005
AllianceBernstein	3,277	3,102	2,587
AXA Investment Managers	2,006	1,679	1,195
TOTAL (a)	5,283	4,781	3,783
Intercompany transactions	(420)	(375)	(343)
Contribution to consolidated gross revenues	4,863	4,406	3,440

(a) Before elimination of intercompany transactions.

NET INCOME

				(in Euro million)
	Years ended December 31,			Variation
	2007	2006	2005	2007 / 2006
AllianceBernstein	313	394	254	(80)
AXA Investments Managers	274	216	156	58
Contribution to net income	588	610	411	(22)

In 2007, the Asset Management segment accounted for 5% of AXA’s consolidated gross revenues after elimination of intercompany transactions (6% in 2006 and 5% in 2005). The Asset Management segment had a positive contribution to AXA’s
2007 consolidated net income of 10% (positive contributions in 2006: 12%, and in 2005: 10%).

AllianceBernstein

The operating results for AllianceBernstein are presented below for the periods indicated. The information below is before any elimination of intercompany transactions.

			(In Euro million)
	FY 2007	FY 2006	FY 2005
Gross written premiums	-	-	-
Fees and charges from investment contracts with no participating features	-	-	-
Revenues from insurance activities	-	-	-
Net revenues from banking activities	-	-	-
Revenues from other activities	3,277	3,102	2,587
Total revenues	3,277	3,102	2,587
Change in unearned premiums net of unearned revenues and fees	-	-	-
Net investment income	22	44	-
Net realized investment gains and losses	7	54	34
Change in fair value of financial instruments at fair value through profit & loss	-	-	-
Change in financial instruments impairment	-	-	-
Net investment result excluding financing expenses	29	98	34
Technical charges relating to insurance activities	-	-	-
Net result from outward reinsurance	-	-	-
Bank operating expenses	-	-	-
Acquisition costs	-	-	-
Amortization of value of purchased business in force	-	-	-
Administrative expenses	(2,054)	(1,945)	(1,834)
Change in tangible assets impairment	-	-	-
Change in goodwill impairment and other intangible assets impairment	-	-	-
Other income and expenses	(252)	(259)	(20)
Other operating income and expenses	(2,306)	(2,204)	(1,854)
Income from operating activities before tax	1,001	996	767
Income arising from investment in associates - Equity method	-	-	-
Financing debts expenses	(20)	(21)	(21)
Operating income before tax	980	974	746
Income tax	(317)	(216)	(207)
Net operating result	664	759	539
Result from discontinued operations net of tax	-	-	-
Net consolidated income	664	759	539
Split between : Net income Group share	313	394	254
Minority interests share in net consolidated income	350	365	285

The commentaries below are based on the operating results of the segment before elimination of intercompany transactions (refer to Note 3 “Segmental Information” included in the consolidated financial statements in Item 18 of this Annual Report on Form
20-F for further information).

YEAR ENDED DECEMBER 31, 2007 COMPARED TO YEAR ENDED DECEMBER 31, 2006

Assets under Management (“AUM”) decreased by €0.7 billion to €543 billion, as the strong global net inflows of €23 billion across all client categories (€13 billion from institutional clients, €4 billion from retail clients and €6 billion from private clients)
and the €37 billion market appreciation were offset by a negative €62 billion exchange rate impact.

Gross revenues increased by 15% on a comparable basis to €3,277 million, largely due to higher base fees (+25%, with +28% in institutional clients, +20% in retail clients and +24% in private clients) driven by higher average assets under management (+21%)
partly offset by lower performance fees (-66%), especially on hedge funds. Other revenues (mainly distribution fees, institutional research and other fees) were up 10%.

General expenses (Other operating income and expenses) increased by €102 million to €-2,306 million. On a constant exchange rate basis, general expenses increased by €310 million (+14%), mainly due to higher compensation expenses (€+228 million) from higher headcount, increased occupancy from expansion of offices in New York and overseas (€+25 million) and higher technology costs (€+29 million), offset by lower professional fees (€-14 million).

Income tax expenses increased by €101 million to €-317 million. On a constant exchange rate basis, income tax expenses increased by €130 million (+60%) due to +15% higher pre tax-earnings, a higher effective tax rate resulting from increased earnings from foreign subsidiaries, and the non recurrence of the reversal of deferred tax liability from prior period (€81 million).

As a result of the acquisition of 8.16 million private units in February 2007, AXA Financial's ownership interest in
AllianceBernstein increased 3 points from approximately 60.3% at December 31, 2006 to 63.2% at December 31, 2007.

Net income decreased by €80 million to €313 million. On a constant exchange rate basis, net income decreased by €52 million
(- 13%) as higher revenues net of general expenses were more than offset by the non recurrence of 2006 one-time items of €86 million, mainly dilution gain from the issuance of AllianceBernstein Holding units and related reversal of deferred tax Liability from prior period.

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

Gross revenues increased by 20%, or 25% on a comparable basis, due to higher investment advisory fees driven by 18% higher average AUM as a result of net new business inflows, and market performance, and higher performance fees.

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

			(In Euro million)
	FY 2007	FY 2006	FY 2005
Gross written premiums	-	-	-
Fees and charges from investment contracts with no participating features	-	-	-
Revenues from insurance activities	-	-	-
Net revenues from banking activities	-	-	-
Revenues from other activities	2,006	1,679	1,195
Total revenues	2,006	1,679	1,195
Change in unearned premiums net of unearned revenues and fees	-	-	-
Net investment income	56	41	27
Net realized investment gains and losses	1	(3)	(0)
Change in fair value of financial instruments at fair value through profit & loss	(22)	47	11
Change in financial instruments impairment	-	-	0
Net investment result excluding financing expenses	35	84	38
Technical charges relating to insurance activities	-	-	-
Net result from outward reinsurance	-	-	-
Bank operating expenses	-	-	-
Acquisition costs	-	-	-
Amortization of value of purchased business in force	-	-	-
Administrative expenses	(1,593)	(1,343)	(973)
Change in tangible assets impairment	(0)	(0)	(0)
Change in goodwill impairment and other intangible assets impairment	-	-	-
Other income and expenses	1	(5)	1
Other operating income and expenses	(1,592)	(1,348)	(972)
Income from operating activities before tax	449	416	262
Income arising from investment in associates - Equity method	-	-	-
Financing debts expenses	(18)	(11)	-
Operating income before tax	430	405	262
Income tax	(107)	(146)	(73)
Net operating result	323	258	188
Result from discontinued operations net of tax	-	-	-
Net consolidated income	323	258	188
Split between : Net income Group share	274	216	156
Minority interests share in net consolidated income	49	42	32

YEAR ENDED DECEMBER 31, 2007 COMPARED TO YEAR ENDED DECEMBER 31, 2006

Assets under management (AUM) increased by €64 billion to €548 billion from year-end 2006. This variation was driven by €5 billion Net New Money (including €5 billion from Third-party institutional clients), €7 billion market appreciation and €68 billion change in scope (mainly from the integration of Winterthur), partly offset by €-16 billion unfavorable exchange rate variation.

Gross revenues increased by €327 million (+19%) to €2,006 million on a reported basis. On a comparable basis, gross revenues increased by 21% mainly due to higher average assets under management. The favorable client and product mix evolution was offset by a slight decrease in performance fees.

General expenses (Other operating income and expenses) increased by €244 million (+18%) to €1,592 million on a reported basis at a lower pace than revenues. This evolution was mainly explained by more commissions paid to third-party agents (directly correlated with the increase in revenues), more staff to support the business development, and higher staff incentive.

Net income increased by €58 million to €274 million mainly driven by the operating income growth.

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

Gross revenues including those earned from AXA insurance companies eliminated in consolidation, increased by €484 million, or +40% to €1,679 million. Excluding fees retroceded to distributors, AXA Framlington impact (€13 million in 2005 and €126 million in 2006), and exchange rate variation (€2 million), net revenues grew by 30% on a comparable basis, driven by higher average AUM (+16% on a comparable basis), a positive client and product mix evolution, and higher performance fees.

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

Banking

The tables below present the gross revenues and net income for the Banking segment for the periods indicated:

CONSOLIDATED GROSS REVENUES

			(in Euro million)
	FY 2007	FY 2006	FY 2005
AXA Bank (Belgium)	246	306	339
AXA Banque (France)	85	62	70
Others (a)	43	32	28
TOTAL (b)	374	400	437
Intercompany transactions	(35)	(22)	(13)
Contribution to consolidated gross revenues	339	377	424

(a) Includes notably German banks.

(b) Before elimination of intercompany transactions.

NET INCOME

				(in Euro million)
	Years ended December 31,			Variation
	2007	2006	2005	2007 / 2006
AXA Bank (Belgium)	12	31	69	(18)
AXA Banque (France)	(4)	(17)	(11)	14
Others (a)	(3)	(3)	3	0
Contribution to net income	6	10	60	(4)

(a) Includes notably German banks

In 2007, the Banking segment accounted for 0.4% of AXA’s consolidated gross revenues after elimination of intercompany transactions (0.5% in 2006 and 1% in 2005). This segment contributed for 0.1% to AXA’s consolidated net income in 2007 (in
2006: 0.2% and 2005: 1.4%).

YEAR ENDED DECEMBER 31, 2007 COMPARED TO YEAR ENDED DECEMBER31, 2006

AXA Bank (Belgium)
Net banking revenues were down €-60 million or 20% to €246 million gross of intercompany transactions. On a comparable basis (since the first half year 2007, commissions paid on deposit accounts and current accounts are included in net revenues from banking activities and not anymore in bank operating expenses), net banking revenues were down €-38 million or 15%, in the context of an unfavorable yield curve and higher refinancing costs following higher short term interest rates.

Net income decreased by €18 million to €12 million driven by higher integration costs related to early retirement pension plan (€-
25 million), lower change in fair value of mutual funds (€-14 million) and the non recurrence of 2006 trading equities activity (€-5 million) partly offset by the change in fair value of loans covered by fair value hedge and related derivatives (€15 million) and the increase in commercial margin (€+18 million).

AXA Banque (France)
Net income increased by €14 million to €-4 million, reflecting a €14 million less negative impact of the change in fair value of macro-hedge derivative instruments (from €-17 million to €-4 million).

AXA Bank (Germany)
Net banking revenues decreased by €3 million to €24 million gross of intercompany transactions mainly due to increasing refinancing expenses for the credit business.

Net income decreased by €4 million to €-2 million due to lower revenues and higher expenses.

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

Holdings and other companies

The Holdings and other companies include AXA’s non-operating companies, and consist mainly of AXA parent company,
AXA France Assurance, AXA Financial, AXA Asia Pacific Holdings, AXA United Kingdom Holdings, AXA Germany Holdings,
AXA Belgium Holdings, CDOs and real estate companies.

The net (loss) income from these activities is presented in the table below for the periods indicated.

				(in Euro million)
	Years ended December 31,
	2007	2006	2005 Restated (a)	2005 Published	Variation 2007 / 2006
AXA SA	(532)	(584)	(183)	(328)	52
Other French Holding companies	(21)	22	1	1	(42)
Foreign Holding companies	245	(183)	(318)	(318)	428
Others	20	33	22	22	(12)
Contribution to net income	(287)	(712)	(478)	(623)	425

(a) Restated means: following clarification of the IFRIC agenda committee following the IASB decision, AXA has reclassified TSDI instruments (perpetual subordinated debts) into shareholders' equity.

YEAR ENDED DECEMBER 31, 2007 COMPARED TO YEAR ENDED DECEMBER 31, 2006

Net income amounted to €-287 million in 2007. Excluding the contribution of Winterthur in 2007 (€-40 million) and on a constant exchange rate basis, net income was up €455 million mainly due to the €406 million gain on the sale of the Netherlands’
activities reported in “Foreign Holding companies”.

The increase was also due to:

(i) AXA SA’s net income up €52 million to €-532 million of which €+91 million change in the mark-to-market of interest rate and foreign exchange derivatives instruments not considered as hedge accounting partly offset by €-17 million of Winterthur integration costs (wind down costs related to the head office).

Partly offset by:

(ii) AXA France Assurances net income decreased by €18 million to €-25 million mainly due to higher tax expenses (€+12 million) resulting from higher dividends (eliminated in consolidation) received from operational entities and the non recurring
2006 tax gain (€3 million).

(iii) Other French holdings net income decreased by €25 million to €5 million mainly due to the change in fair value of derivatives not eligible to hedge accounting (a €30 million loss in 2007 versus a €15 million profit in 2006).

YEAR ENDED DECEMBER 31, 2006 COMPARED TO YEAR ENDED DECEMBER 31, 2005

Net income decreased by €234 million to €–712 million in 2006, this reduction resulting from the combination of the following:

(i) AXA SA’s net income decreased by €401 million to €–584 million mainly due to:

– a €-404 million change in the mark-to-market of interest rate derivative instruments not considered as hedge accounting, mainly due to: (i) €–174 million related to interest swaps denominated in Euro covering the long-term interest risk of long- term debts due to the increase of Euro interest rate during 2006, (ii) €–69 million due to a decrease on
CHF interest rates linked to long-term CHF denominated swaps (CHF5 billion nominal value) used to finance Swiss assets of Winterthur, and (iii) €–133 million related to a lower increase of U.S. dollar interest rates linked to currency swaps in 2006 compared to 2005, and

– as the €69 million financial income in 2006 on proceeds from Winterthur financing (rights and TSS issues) was more than offset by (i) €30 million resulting from some non recurring costs related to share based compensation plans, (ii) a €20 million higher financial charge mostly related to the financing of the Finaxa exchangeable bond buy-back and the dilution control program partly offset by positive volume effects due to increasing cash flows received from entities, and (iii) a non recurring tax benefit of €39 million in 2006 compared to €70 million in 2005.

(ii) Other French holdings net income improved by €+21 million to €22 million as a result of:

– a €33 million increase in net income in AXA France Assurance due to the non recurrence of the 2005 €14 million settlement with Armenian policyholders, higher realized gains, and a tax gain on the 2005 settlement with Nationwide equities, and

– partly offset by lower net income in other French holdings, down €12 million mainly due to the change in fair value of derivatives (a €15 million profit in 2006 versus a €28 million profit in full-year 2005).

(iii) Other foreign holdings net income improved by €135 million to €–183 million mainly driven by a €+94 million increase at
AXA Financial, reflecting the €–69 million non recurrence of the 2005 loss on the sale of Advest and a €43 million favorable income tax settlement in 2006 related to the sale of DLJ in 2000.

Glossary

Comparable basis
On a comparable basis means that the data for the current year period were restated using the prevailing foreign currency exchange rate for the same period of prior year (constant exchange rate basis). It also means that data in one of the two periods being compared were restated for the results of acquisitions, disposals and business transfers (constant structural basis) and for changes in accounting principles (constant methodological basis).

Earnings per share
Diluted earnings per share (diluted EPS) represent AXA's consolidated earnings, divided by the weighted average number of outstanding ordinary shares, on a diluted basis (that is to say including the potential impact of all outstanding dilutive stock options being exercised performance shares, and conversion of existing convertible debt into shares provided that their impact is not anti-dilutive).

Net investment result includes the following items: net investment income, realized capital gains and losses, change in fair value of financial instruments through P&L and valuation allowances and release in respect of impaired invested assets.

Current accident year loss ratio net of reinsurance is the ratio of:

(i) [current year claims charge gross of reinsurance + claims-handling costs + result of reinsurance ceded on current accident year excluding the recurring interests credited to the insurance annuity reserves], to

(ii) Earned revenues, gross of reinsurance.

All accident year loss ratio net of reinsurance is the ratio of:

(i) [ all accident years claims charge gross of reinsurance + claims-handling costs + result of reinsurance ceded on all accident years excluding the recurring interests credited to the insurance annuity reserves ], to

(ii) Earned revenues, gross of reinsurance.

Expense ratio is the ratio of:

(i) Expenses (excluding claims handling costs), to

(ii) Earned revenues, gross of reinsurance.

The combined ratio is the sum of (i) the expense ratio and (ii) the loss ratio (all accident years).
All ratios exclude integration costs related to the Winterthur acquisition.

Specific to asset management

Net New Money: Inflows of client money less outflows of client money. Net New Money measures the impact of sales efforts, product attractiveness (mainly dependent on performance and innovation), and the general market trend in investment allocation.

Liquidity and capital resources

Incorporated by reference herein from the AXA Group 2007 Annual Report, Part II, Section 2.4 “Liquidity and Capital Resources
pages 110 to 113.

Supplementary information-contractual obligations and specific information relating to off-balance sheet arrangements

A schedule of major future payments under certain material contractual obligations for the AXA Group is set out in the table below as at December 31, 2007.

				(in Euro million)
	Carrying value by contractual maturity			Total carrying value
	12 months or less (a)	More than 1 year up to 5 years (b)	More than 5 years (c)	as at December 31, 2007
Financing debt	2,829	1,654	6,563	11,046
Other debt instruments issued, notes and bank overdrafts	3,373	973	1,912	6,258
Liabilities arising from insurance and investment contracts (d)	23,461	70,482	308,239	402,182
of which Life & Savings liabilities relating to contracts including a surrender option with some surrender benefit before maturity	11,663	49,030	207,362	268,054
Total	29,663	73,109	316,714	419,486

(a) Relates to payments due in 2008.

(b) Relates to payments due from 2009 to 2013.

(c) Relates to payments due in 2014 and thereafter.

(d) Liabilities arising from insurance and investment contracts represent estimated cash flows related to the payment of death and disability claims, policy surrenders and withdrawals, annuity payments, minimum guarantees on unit-linked contracts, matured endowments, payments under property and casualty contracts and accident and health contracts, policyholder dividends and future renewal premium-based and fund-based commissions offset by contractual future premiums and deposits on inforce contracts. These estimated cash flows are based on mortality, morbidity, lapse assumptions and claims payment patterns comparable with AXA’s experience. These amounts are undiscounted and, therefore, exceed the liabilities arising from insurance and investment contracts included in the consolidated balance sheet. They do not reflect projected recoveries from reinsurance agreements. Due to the use of assumptions, actual cash flows will differ from these estimates (see “Critical Accounting Policies – Reserve estimation”). Unit-linked contracts have been excluded as these liabilities are not exposed to interest-rate or duration risk, except unit-linked contracts with performance guarantees. The Group holds assets perfectly matching the obligations

Not included in the above discussion were unrecognized tax benefits of €551 million.

This table includes financing debt and other debt (including subordinated debt issued by the Company and its subsidiaries and non-subordinated debt) (please refer to detailed disclosure in Notes 16 and 17 to the consolidated financial statements included in
Item 18 of this Annual Report on Form 20-F) and excludes the effect of related derivatives (see Note 19 to the consolidated financial statements included in Item 18 of this Annual Report on Form 20-F) and related accrued interests. This table also excludes Deeply Subordinated Debts that are classified as shareholders’ equity (see Note 13 to the consolidated financial statements included in Item 18 of this Annual Report on Form 20-F).

Even though such amounts are classified as shareholders’ equity under IFRS because there is no obligation other than at liquidation or through economic compulsion, the Company experienced, in the past, patterns of reimbursements. Some of these instruments contain the following features:

– calls on certain dates, at the Group’s option, giving AXA the ability to repurchase the instrument at principal amount before a stated date, without penalty,

– interest step-up clauses with effect from a given date.
Such instruments are excluded from the above table because the exercise of these options, if any, highly depends on market conditions.

As described above, AXA also borrowed amounts from credit institutions, amounting to €4,873 million at the end of 2007, including bank overdrafts for €1,493 million (At the end of 2006: €4,094 million and €1,338 million respectively, and at the end of 2005: €6,194 million and €762 million respectively). Of the total amounts owed, nearly all of the arrangements are payable on demand, except those of the Company.

The table also includes the breakdown of projected payments and surrenders related to Life & Savings and Property & Casualty insurance and investment contracts excluding contracts where the financial risk is borne by policyholders. Actual maturities may differ significantly from the estimates set out below, mainly because, as already mentioned, some of the contracts contain a surrender option controlled by the policyholder that may reduce their duration.

The projections shown above cannot be compared with the reserves carried on the balance sheet included in the consolidated financial statements, and are higher than the published balance sheet figures because they represent expected cash flows without any discounting element. They are also shown net of inflows of periodical premiums payable by policyholders.

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
The timing of such payments depends on such factors as the mortality and persistency of its customer base and the occurrence of insurable loss events (refer to Note 14 to the consolidated financial statements included in Item 18 of this Annual Report on Form
20-F).

In addition, from time to time, the Company and/or its subsidiaries may become involved in contractual arrangements to which an unconsolidated entity is a party, which may assume many different forms such as guarantees, subordinated retained interests in assets transferred, derivative instruments, obligations under variable interest entities including special purpose entities and other contingent arrangements. Information on contingent commitments material to AXA can be found in Notes to the consolidated financial statements included in Item 18 of Annual Report on Form 20-F, specifically: Note 16 for Financing debt, Note 17 for
Payables, and Note 28 for contingent assets and liabilities and unrecognized contractual commitments.

In addition, specific to our U.S. operations, AXA Financial has obligations under contingent commitments at December 31, 2007, including: AXA Financial’s and AllianceBernstein’s respective revolving credit facilities and commercial paper programs;
AllianceBernstein’s $100.0 million ECN program; AXA Financial’s $1.96 billion of undrawn letters of credit;

AllianceBernstein’s $125.0 million guarantee on behalf of SCBL (Sanford C. Bernstein Limited (U.K. company), a wholly-owned subsidiary of AllianceBernstein that provides institutional research services primarily in Europe); and AXA Financial’s guarantees or commitments to provide equity financing to certain limited partnerships of $863.9 million. In January 2008, AllianceBernstein signed a guarantee related to SCB LLC’s $950.0 million three-year revolving credit facility; AXA has also agreed to guarantee
SCB LLC’s obligation under that credit facility. AllianceBernstein will reimburse AXA to the extent AXA must pay on its guarantee.

Further, AXA Financial is exposed to potential risk related to its own ceded reinsurance agreements with other insurers and to insurance guaranty fund laws in all 50 states, the District of Columbia and Puerto Rico. Under these laws, insurers doing business in these states can be assessed amounts up to prescribed limits to protect policyholders of companies that become impaired or insolvent.

Given the nature of the Group activities (no securitization of AXA's own invested assets), the current market conditions did not lead to the consolidation of off balance sheet special purpose vehicles originated by the Group.

For additional information on contingent assets and liabilities and unrecognized contractual commitments, refer to Note 28 to the consolidated financial statements included in Item 18 of this Annual Report on Form 20-F.

Consolidated Cash Flows

As described in note 1.19 of the consolidated financial statements included in Item 18 of this Annual Report on Form 20-F, the
“Cash and cash equivalents” item in the statement of consolidated cash flows excludes cash backing contracts where the financial risk is borne by policyholders (unit-linked contracts). Furthermore, as described in note 1.10 of the consolidated financial statements included in Item 18 of this Annual Report on Form 20-F, the contribution of discontinued operations is stated on a separate line of the income statement. As a consequence, 2006 figures presented below have been restated to take into account these changes.

Net cash provided by operating activities totaled €19.4 billion for the year ended December 31, 2007, as compared to €19.2 billion for the year ended December 31, 2006, in line with evolution of operational performance.

Net cash used in investing activities was €18.5 billion in 2007, as compared to €26.0 billion in 2006. Net cash used in the purchase and sale of financial invested assets amounted to €23.2 billion (€25.5 billion in 2006).

Cash used in the purchase of subsidiaries and affiliated companies (net of cash acquired) amounted to €3.3 billion in 2007 and principally consisted of the acquisitions of MPS Vita and Danni, Alpha insurance, Thinc Group, Stuart Alexander, Layton
Blackham, Smart & Cook, Swiftcover, Kyobo Auto and ELLA bank.

Cash received from the disposal of subsidiaries and affiliated companies amounted to €2.7 billion in 2007 and principally consisted of the sale of the Netherlands’ operations and Winterthur’s U.S. Property & Casualty subsidiary.

In 2006, cash used in the purchase of subsidiaries and affiliated companies (net of cash acquired) amounted to €6.9 billion and mainly consisted of the acquisition of the Winterthur Group.

Net cash relating to financing activities totaled €-3.2 billion in 2007 mainly due to (i) €-1 billion equity instruments repayment
(including €-833 million repayment of deeply subordinated debt), (ii) a capital reduction of €-1.9 billion by cancelling shares acquired under the share buyback program, and(iii) dividends payments of €-2.7 billion, partly offset by (iv) €2.5 billion equity instruments issued (including €1.7 billion issue of perpetual deeply subordinated note and an employee share offering for €552 million).

Net cash relating to financing activities totaled €+6.5 billion in 2006 mainly due to €8.6 billion equity instruments issued
(including a rights issue with preferential subscription rights made on July 11, 2006 for a total amount of €4.0 billion and a €3.8 billion issue of perpetual deeply subordinated notes both to finance the acquisition of Winterthur, an employee share offering for
€375 million), partly offset by a €-2.1 billion dividend payments and a capital reduction of €-0.3 billion by cancelling shares acquired under the share buyback program.

At December 31, 2007, total consolidated net cash and cash equivalents amounted to €17.2 billion, net of €1.5 billion bank overdrafts classified under "Other debt instrument issued and bank overdrafts" in the consolidated balance sheet (at the end of
2006: €19.8 billion net cash and €1.3 billion of bank overdrafts respectively).

Item 6. Directors, Senior Management and
Employees

The information required by this Item is incorporated by reference herein from the AXA Group 2007
Annual Report, Part III, Sections 3.1 and 3.2 pages 116 to 153. In addition, please see the information set forth below in this Item 6.

Statement on corporate governance as required by section 303A-11 of the New York Stock
Exchange's Listed Company Manual
The following is a brief explanation of the principal ways in which AXA's corporate governance practices differ from the New York Stock Exchange corporate governance rules applicable to U.S. domestic companies listed on the NYSE.

Many of the corporate governance rules in the NYSE Listed Company Manual (the "NYSE Governance
Rules") do not apply to AXA as a "foreign private issuer". However, Rule 303A-11 requires foreign private issuers to describe significant differences between their corporate governance standards and the corporate governance standards applicable to U. S. companies listed on the NYSE. While management believes that
AXA's corporate governance practices are similar in many respects to those of U.S. companies listed on the NYSE and provide investors with protections that are comparable in many respects to those envisioned by the NYSE Governance Rules, there are certain important differences described below.

AXA's corporate governance principles and practices reflect applicable laws and regulations in France as well as those in the United States, including applicable provisions of the Sarbanes-Oxley Act of 2002
("Sarbanes"). The composition and responsibilities of AXA's Supervisory Board, the various Supervisory
Board committees that have been established and AXA's Management Board are set forth in the AXA
Group 2007 Annual Report, Part III, Section 3.1 (pages 116 to 131). In addition to complying with all applicable laws and regulations concerning corporate governance, AXA's governance principles and practices and its financial communications also take into account various "best practices" that have developed in recent years in the French, broader European, and U.S. markets. While these best practices are often not mandatory for AXA from a technical point of view, management believes that many of them have become (or will develop into) de facto market standards for large international companies such as AXA as they provide shareholders and financial markets with an important measure of transparency. Management also believes that these best practices help facilitate effective and transparent interaction and dialogue between AXA's Supervisory Board and Management Board.

AXA has a dual board structure, consisting of a Supervisory Board elected by the shareholders and a
Management Board appointed by the Supervisory Board. This dual governance structure provides a framework governing the exercise of corporate power separating the powers of management (exercised by the Management Board) from those of supervision (exercised by the Supervisory Board). Unlike the Board of Directors of a U.S. company which often includes executive (i.e. "inside") directors, under French law,
AXA's Supervisory Board may not include any members of executive management or other employees subject only to a limited exception that permits shareholders to elect an employee representative to the
Supervisory Board under certain circumstances1. The Supervisory Board evaluates the independence of its members using various criteria including, among others, the recommendations set forth in various

1 Under French law, in cases where the employees, as a group, collectively, hold more than 3% of a company's outstanding ordinary shares, the company is required to present one or more "employee-representative" candidates for election to its Supervisory Board.
This "employee-representative" represents the interest of the employee shareholders. At their Annual Shareholders Meeting on April
22, 2008, AXA's shareholders elected a new "employee representative" to AXA's Supervisory Board in accordance with the requirements of French law.

French reports on corporate governance published by the Association Française des Entreprises Privées
(AFEP) and the Mouvement des Entreprises de France (MEDEF) (i.e. the Bouton Report as well as the
Vienot I and Vienot II reports), as well as the standards set forth in the Sarbanes-Oxley Act for assessing independence of Audit Committee members. We believe that these criteria for independence are generally consistent with those of the NYSE Governance Rules (i.e. an independent director may have no material financial or other relationship with an issuer that would give rise to an actual or perceived conflict of interest); however, the specific tests of "independence" differ on certain points.

Under French law, the committees of the Supervisory Board are advisory in nature and have no independent or delegated decision making authority. This is different than in a U.S. company listed on the
NYSE where, for example, the NYSE Governance Rules require that certain Board committees (e.g., nominating or audit committees) be vested with decision-making powers on certain matters. Under French law, ultimate decision making authority rests with the Supervisory Board and board committees are charged with examining matters within the scope of their charter and making recommendations on these matters to the Supervisory Board. In addition, under French law the decision as to appointment of a company's independent financial statement auditors belongs to the company's shareholders and must be made by the shareholders at their annual general meeting upon recommendation of the Supervisory Board.
This is different than in the case of a U.S. company listed on the NYSE where the NYSE Governance Rules require this decision to be made by the Audit Committee of the Board. In light of the NYSE Governance
Rules and the requirements of Sarbanes, however, AXA's Supervisory Board has approved an Audit
Committee Charter providing that the Audit Committee is responsible, to the extent permitted by French law, for the appointment, compensation, retention and oversight of AXA's independent financial statement auditors and for making all recommendations to the Supervisory Board with respect to these matters.
Finally, unlike U.S. listed companies which are required to have only a single independent financial statement auditor, French law requires French listed companies, like AXA, to have two statutory auditors.
In this respect, the requirements and spirit of French law are consistent with the overriding goal of the
NYSE Governance Rules (i.e. the audit of a listed company's accounts must be conducted by auditors independent from company management).

With respect to approval of employee benefit plans, the NYSE Governance Rules require shareholder approval of all equity compensation plans and material revisions to such plans. The definition of "equity compensation plans" covers plans that provide for the grant to employees or directors of either newly issued securities or treasury securities. Under French law, AXA's shareholders must approve the aggregate number of ordinary shares that may be issued by AXA in connection with any stock option or similar equity based compensation plan that involves issuance of new shares by AXA. This shareholder approval is required regardless of whether the plan is for top management only or for employees generally. Under
French law, however, shareholders are not required to approve all specific terms of such plans or amendments to them. In addition to this specific requirement for stock option and similar equity based compensation plans, French law requires AXA's shareholders to approve other increases of share capital in general.

With respect to related party transactions, French law requires the Supervisory Board to approve a broadly-
defined range of transactions that could potentially create conflicts of interest between AXA, on the one hand, and its directors and officers, on the other hand. While the precise scope of this requirement and its application may differ from those applicable to U.S. companies listed on the NYSE, this requirement is generally consistent with various provisions in the NYSE Governance Rules that require disclosure and/or approval of various types of related party transactions.

Finally, as a "foreign private issuer," AXA is exempt from rules under the U.S. Securities Exchange Act of
1934 (the "Exchange Act") that impose certain disclosure and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, AXA's officers, directors and principal shareholders are exempt from the reporting and "short-swing" profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of AXA ordinary shares and ADRs. Moreover, AXA is not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act, nor is it required to comply with Regulation FD, which restricts the selective disclosure of material information.
Accordingly, there may be less information concerning AXA publicly available than there is for U.S. listed companies. In addition, as a "foreign private issuer", AXA's Chief Executive Officer and Chief Financial Officer are required to file the certifications required by Sections 302 and 906 of
Sarbanes on an annual basis (with the filing of AXA's Annual Report on U.S. Form 20-F) rather than on a quarterly basis as would be the case of a U.S. domestic company filing quarterly reports on Form 10-Q.

For more information regarding (i) AXA's corporate governance, please see Items 7, 9 and 10 of this
Annual Report on Form 20-F, and (ii) certain risks related to our operations including certain risks related to governance and NYSE listing matters, please see Item 3 - "Key information - Risk Factors" of this
Annual Report on Form 20-F.

Item 7. Major Shareholders and Related Party
Transactions

The information required by this Item is incorporated by reference herein from the AXA Group 2007
Annual Report, Part III, Section 3.4 pages 156 to 159. In addition, please see the information set forth below in this Item 7.

As of December 31, 2007, to the best of the Company's knowledge based on the information available to it, the Company had approximately:

  -  10,482 total registered holders of its ordinary shares (i.e. holding in nominative form); and

  -  90,300,936 ADSs outstanding, representing approximately 4.4% of the outstanding ordinary shares, held by registered holders.

Substantially all of the AXA ADSs were held by U.S. residents. As of December 31, 2007, to the best of the Company's knowledge based on the information available to it, approximately 16.06% of the
Company's total outstanding ordinary shares were held by U.S. residents (including the ordinary shares held through the ADR program).

Item 8. Financial Information

The information required by this Item is incorporated by reference herein from the AXA Group 2007
Annual Report, Part IV, Section 4.3 page 195.

Item 9. The Offer and Listing

The principal trading market for the Company's ordinary shares is the Compartment A of Euronext Paris.
The AXA ADSs, each representing one AXA ordinary share, and AXA's ADRs are listed on the New York
Stock Exchange.

Trading on Euronext Paris

Official trading of listed securities on Euronext Paris, including the Company's ordinary shares, is transacted through French stockbrokers (sociétés de bourse) and takes place continuously on each business day in Paris from 9:00 a.m. to 5:25 p.m. (Paris time), with a fixing of the closing price at 5:30 p.m.

In France, the Company's ordinary shares are included in the principal index published by Euronext Paris
(the "CAC 40 Index"). The Company's ordinary shares are also included in Euronext 100, the index representing Euronext's blue chip companies based on market capitalization. The Company's ordinary shares are also included in the Dow Jones STOXX 50 and Dow Jones Euro STOXX 50, blue chip indices comprised of the 50 most highly capitalized and most actively traded equities throughout Europe and within the Eurozone, respectively. In addition, the Company's ordinary shares are also included in the Dow
Jones Euro Stoxx Insurance, the insurance related index for companies within the Eurozone.

The table below sets forth, for the periods indicated, the reported high and low closing prices in Euro for the Company's ordinary shares on the Euronext Paris:

Calendar Period	High (€) (a)	Low (€) (a)
2003	16.67	8.76
2004	18.76	15.47
2005
First quarter	20.96	17.72
Second quarter	20.73	18.55
Third quarter	22.62	20.21
Fourth quarter	27.43	21.93
Annual	27.43	17.72
2006
First quarter	29.48	25.59
Second quarter	29.92	23.41
Third quarter	29.52	24.28
Fourth quarter	31.13	28.07
Annual	31.13	23.41
2007
First quarter	34.42	29.53
Second quarter	34.61	31.00
Third quarter	32.72	27.78
Fourth quarter	32.28	25.33
Annual	34.61	25.33
2007 and 2008
August 2007	30.07	27.78
September 2007	31.38	28.13
October 2007	32.28	29.71
November 2007	30.37	25.33
December 2007	28.66	26.45
January 2008	26.98	22.01
February 2008	23.88	20.99
March 2008	23.24	19.45

(a) Following the issue of new shares with preferential subscription rights made by AXA in June 2006 (see Euronext notice n° 2006- 1670 published on June 14, 2006), historical share prices have been adjusted on the basis of the theoretical value of the right (see Euronext notice n° 2006-1719 published on June 16, 2006).

Trading on the New York Stock Exchange

The Bank of New York serves as depositary with respect to the Company's ADSs traded on the NYSE.
Each ADS represents the right to receive one ordinary share and each ADR represents the right to receive one ADS.

The table below sets forth, for the periods indicated, the reported high and low closing prices in U.S.
dollars for the Company's ADRs on the NYSE:

Calendar Period	High ($)	Low ($)
2003	21.47	10.32
2004	24.82	19.18
2005
First quarter	28.32	23.40
Second quarter	26.86	24.17
Third quarter	28.75	24.83
Fourth quarter	33.33	26.96
Annual	33.33	23.40
2006
First quarter	35.86	31.47
Second quarter	38.62	30.13
Third quarter	37.80	30.73
Fourth quarter	40.55	36.92
Annual	40.55	30.13
2007
First quarter	45.33	39.82
Second quarter	47.01	41.19
Third quarter	44.96	37.51
Fourth quarter	45.55	37.72
Annual	47.01	37.51
2007 and 2008
August 2007	41.42	37.51
September 2007	44.61	39.17
October 2007	45.55	42.39
November 2007	43.85	37.72
December 2007	42.17	38.05
January 2008	39.69	33.52
February 2008	35.83	30.67
March 2008	36.19	30.81

Management can give no assurance as to the future market price of the Company's ordinary shares or ADRs, and past price is no indication of future performance.

Item 10. Additional Information

The information required by this Item is incorporated by reference herein from the AXA Group 2007
Annual Report, Part VI pages 380 to 387. In addition, please see the information set forth below in this
Item 10.

Description of AXA 's American Depositary Shares ("ADSs")

The following is a summary of (i) certain provisions of the amended and restated deposit agreement dated
April 27, 2001 (referred to herein as the "deposit agreement"), among AXA, The Bank of New York, as depositary, and the holders from time to time of ADRs issued under the deposit agreement, and (ii) certain applicable provisions of French law. This summary describes the material terms and conditions of the deposit agreement but does not purport to be complete and is qualified in its entirety by reference to the deposit agreement, which has been filed as an exhibit to the Company's registration statement on Form F-6, filed with the SEC on June 12, 2001 (registration number 333-13376). Additional copies of the deposit agreement are available for inspection at the Corporate Trust Office of The Bank of New York in New
York and at the principal Paris office of the custodian, currently BNP Paribas, or any of their successors.
Capitalized terms used in this summary and not otherwise defined shall have the respective meanings set forth in the deposit agreement.

American Depositary Receipts ("ADRs")

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

The rights of holders and beneficial owners of ADRs are subject to the same disclosure requirements regarding acquisition and ownership of ordinary shares as are applicable to holders and beneficial owners of ordinary shares pursuant to the statuts of AXA or French law, as each may be amended from time to time. Failure to comply with these disclosure requirements may affect the holder's or beneficial owner's ability to give voting instructions in respect of the ordinary shares represented by the ADSs evidenced by
ADRs. See "AXA Ordinary Shares-Form, Holding and Transfer of Securities" for a description of the disclosure requirements applicable to AXA ordinary shares.

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

Upon surrender of an ADR or ADRs at the Corporate Trust Office of the depositary for the purpose of withdrawal of the ordinary shares underlying the ADSs and all other securities, property and cash received by the depositary or the custodian in respect of such ordinary shares, which are collectively referred to as the "Deposited Securities" and are represented by that ADR, and upon payment of the fees and charges provided in the deposit agreement and subject to the other provisions of the deposit agreement, the
Deposited Securities and the AXA statuts, the owner of the ADR thereby cancelled, is entitled to the delivery to it, or upon its order, of the Deposited Securities. Delivery of ordinary shares may be made to an account designated by the ADR holder in AXA's share register currently maintained by BNP Paribas in the case of ordinary shares held in registered form, or in an account maintained by an accredited financial intermediary in the case of ordinary shares held in bearer form. Under French law, no fractional AXA ordinary shares may be delivered. Therefore, The Bank of New York will only accept the surrender for such purpose of ADRs evidencing ADSs which represent a whole number of ordinary shares. As a general rule, AXA ordinary shares are not issued in certificated form, see "Form, Holding, Transfer of AXA
Ordinary Shares". Also, for certain limitations on the withdrawal of AXA ordinary shares, see "Transfer of
American Depositary Receipts" below.

At the request, risk and expense of any owner surrendering ADRs, The Bank of New York will accept at its
Corporate Trust Office proper documents of title, if available, for the Deposited Securities.

Pre-release of ADRs

Unless AXA instructs the depositary not to, and subject to the terms of the deposit agreement, The Bank of
New York may execute and deliver ADRs prior to the receipt of the ordinary shares underlying the ADSs evidenced by such ADRs which have been so pre-released and may deliver ordinary shares upon the receipt and cancellation of any pre-released ADRs. In addition, the Bank of New York may receive ADRs in lieu of ordinary shares in satisfaction of a pre-release. Each such pre-release of ADRs or delivery of ordinary shares in respect of a pre-release is:

  -  subject to a written representation from the person to whom ADRs or ordinary shares are to be delivered that such pre-release or its customer:

o   at the time of the relevant transaction, owns the ordinary shares or ADRs to be remitted, as the case may be,

o   assigns all beneficial right, title and interest in the relevant ordinary shares or ADRs, as the case may be, to The Bank of New York in its capacity as such and for the benefit of the owners of ADRs, and

o   will not take any action with respect to the relevant ordinary shares or ADRs, as the case may be, that is inconsistent with the transfer of their beneficial ownership, including, without the consent of The Bank of New York, disposing of the relevant ordinary shares or ADRs, as the case may be, other than in satisfaction of the pre-release;

  -  at all times fully collateralized with cash, U.S. government securities or other collateral of comparable safety and liquidity, as security for the performance of the pre-release's obligations to
The Bank of New York;

  - terminable by The Bank of New York on not more than five business days notice; and

  - subject to such further indemnities and credit regulations as The Bank of New York deems appropriate.

The Bank of New York will also set dollar limits with respect to pre-release transactions to be entered into with any particular pre-release on a case-by-case basis.

Dividends, other distributions and rights

Owners of ADRs generally have the right to receive distributions in respect of cash dividends and distributions made by AXA to the depositary or the custodian in respect of the Deposited Securities. ADS holders' receipt of these distributions may be limited, however, by practical considerations and legal limitations. Under the terms of the deposit agreement, owners of ADRs would be entitled to receive such distributions in proportion to the number of ADRs held as of a specified record date.

Amounts distributed to owners of ADRs will be reduced by any taxes or other governmental charges required to be withheld by the custodian or The Bank of New York, reasonable expenses of the depositary in foreign currency conversions and any other charges of the depositary as provided for under the deposit agreement. If The Bank of New York determines that any distribution in cash or property is subject to any tax or governmental charges that The Bank of New York or the custodian is obligated to withhold, The Bank of New York may use the cash, or sell, or otherwise dispose of all or a portion of that property to pay the taxes or governmental charges. See "Taxation."

Cash distributions
The Bank of New York will convert into U. S. dollars at prevailing market rates all cash dividends and other cash distributions that it or the custodian receives, to the extent that it can do so on a reasonable basis, and transfer the resulting dollars to the United States. The Bank of New York will distribute to the owners of
ADRs, in proportion to the number of ADRs held as of a specified record date, the amount it receives, after deducting reasonable and customary currency conversion expenses. If The Bank of New York determines that any foreign currency it receives cannot be converted and transferred on a reasonable basis, it may distribute the foreign currency (or an appropriate document evidencing the right to receive the currency), or hold that foreign currency uninvested, without liability for interest, for the accounts of the owners of ADRs entitled to receive it.

Distributions of ordinary shares
If AXA distributes ordinary shares as a dividend, The Bank of New York may, subject to the terms of the deposit agreement with respect to the deposit of ordinary shares and the issuance of ADRs, and subject to any registration requirements under the U.S. securities laws, with AXA's approval, and will, at AXA's request, distribute to owners of ADRs new ADRs representing the ordinary shares. The Bank of New York will distribute only whole ADRs. It will sell the

ordinary shares that would have required it to use fractional ADRs and then distribute the proceeds in the same way it distributes cash. If The Bank of New York deposits the ordinary shares but does not distribute additional ADRs, the existing ADRs will also represent the new ordinary shares.

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

  -  make the rights available to all or certain owners of ADRs, by means of warrants or otherwise, if lawful and feasible; or

  -  if it is not lawful or feasible to make the rights available to certain owners of ADRs, attempt to sell those rights or warrants or other instruments, in which case, The Bank of New York will allocate the net proceeds of the sales to the account of the ADR owners entitled to such proceeds, with the allocation being made on an averaged or other practicable basis without regard to any distinctions among owners.

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

Other distributions
If The Bank of New York or the custodian receives a distribution of anything other than cash, ordinary shares or rights, The Bank of New York will distribute the property or securities to the owners of ADRs, in proportion to such holder's holdings. If The Bank of New York determines that it cannot distribute the property or securities in this manner or that it is not feasible to do so, then, it may effect the distribution of the property or securities by any means it deems fair and practical, after consultation with AXA, by selling the property or securities and distributing the net proceeds of the sale to the owners of ADRs.

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

Notices and reports
When AXA gives notice, by publication or otherwise, of a shareholders' meeting or of the taking of any action regarding any dividend, distribution or offering of any rights, AXA will also transmit to the depositary and the custodian a copy of the notice, in the form given or to be given to holders of Deposited
Securities. The Bank of New York will mail or otherwise make available to owners of ADRs copies of any such notice in English. AXA will also make available, an

English version of its Annual Report, which include audited consolidated financial statements, and semi-annual reports, which include unaudited interim consolidated financial information. In addition, at the request of owners of ADRs and upon receipt from AXA, The Bank of New York will make available to such owners other reports and communications received by it or made generally available to it.

Voting of the underlying ordinary shares
Under the deposit agreement, an ADR owner is entitled, subject to any applicable provisions of French law,
AXA's statuts and its bylaws and the Deposited Securities, to exercise the voting rights attached to the ordinary shares represented by its ADSs. The Bank of New York will send to ADR owners English-
language summaries of any materials or documents provided by AXA for the purpose of exercising voting rights. The Bank of New York will also send to ADR owners instructions for the exercise of voting rights, as well as a voting instruction card and a statement as to how the underlying ordinary shares will be voted if it receives blank or improperly completed voting instructions.

If The Bank of New York receives properly completed voting instructions, on or before the date specified, it will either, in its discretion, vote the Deposited Securities in accordance with any non discretionary instructions or insofar as practical and permitted under any applicable provisions of French law and AXA's statuts forward the instructions to the custodian. If the voting instructions are forwarded to the custodian, the custodian will endeavour, insofar as practicable and permitted under applicable provisions of French law and AXA's statuts, to vote, or cause to be voted, the Deposited Securities in accordance with any non-
discretionary instructions. The Bank of New York will only vote ordinary shares or other securities that the
ADRs represent in accordance with the ADR holder's instructions. It will not vote if it receives a blank or an improperly completed proxy card. If it receives a properly completed proxy with blank voting instructions, it will vote for AXA proposals and against non-AXA proposals.

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

Changes affecting Deposited Securities
If there is any change in nominal value or any split-up, consolidation, or other reclassification of Deposited
Securities, or any recapitalization, reorganization, merger or consolidation or sale of assets involving AXA, then any securities that The Bank of New York or the custodian receives in respect of Deposited Securities will, subject to the terms of the deposit agreement and applicable law, become new Deposited Securities under the deposit agreement. Each ADR will, subject to the terms of the deposit agreement and applicable law, represent its share of the new Deposited Securities, unless The Bank of New York delivers additional or new ADRs as described in the following sentence. The Bank of New York may, and will, at AXA's request, distribute additional ADRs or ask ADR owners to surrender their outstanding ADRs in exchange for new ADRs describing the new Deposited Securities.

Amendment of the deposit agreement
The Bank of New York and AXA may agree to amend the form of the ADRs and the deposit agreement at any time, without the consent of the ADR holders. If the amendment adds, or increases any fees or charges
(other than taxes or other governmental charges), or prejudices an important right of ADR holders, it will not take effect as to outstanding ADRs until 90 days after The Bank of New York has mailed the ADR owners a written notice of any such amendment or amendments. At the expiration of the 90 day-period, each ADR owner by continuing to hold its ADRs, will be

considered to agree to the amendment or amendments and to be bound by the deposit agreement as so amended. The Bank of New York and AXA may not amend the deposit agreement or the form of ADRs to impair ADR owner's rights to surrender their ADRs and receive the ordinary shares and any other property represented by their ADRs, except as is necessary to comply with mandatory provisions of applicable law.

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

  -  collect dividends and other distributions pertaining to Deposited Securities;

  -  sell rights as provided in the deposit agreement and summarized under the heading "Dividends, other distributions and rights - Rights to subscribe for additional ordinary shares and other rights"
above; and

  - deliver Deposited Securities, together with any dividends or other distributions received with respect thereto and the net proceeds of the sale of any rights or other property, in exchange for surrendered ADRs.

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

  - temporary delays caused by the closing of transfer books maintained by The Bank of New York,
AXA or its transfer agent or registrar;

  - temporary delays caused by the deposit of ordinary shares in connection with voting at a shareholders' meeting or the payment of dividends;

  - payment of fees, taxes and similar charges; or

  - compliance with laws or governmental regulations relating to the ADRs or to the withdrawal of
Deposited Securities.

The Bank of New York may refuse to deliver ADRs or to register transfers of ADRs when the transfer books maintained by The Bank of New York or AXA's transfer agent or registrar are closed, at any time that The Bank of New York or AXA thinks it is advisable to do so, or if the transfer-related and other applicable fees have not been paid.

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

  - taxes and other governmental charges;

  - any registration fees to be paid in connection with transfers of ordinary shares generally;

  -  a fee of $5.00 or less per 100 ADSs (or portion thereof) for the execution and delivery of ADRs and the surrender of ADRs for the purpose of withdrawal of Deposited Securities;

  -  a fee of $.02 or less per ADS (or portion thereof) for any cash distribution made pursuant to the deposit agreement, except in the case of a cash dividend or other cash distribution received from
AXA on any Deposited Securities;

  -  a fee for the distribution of securities pursuant to the deposit agreement in an amount equal to the fee for the execution and delivery of ADRs referred to above which would have been charged as a result of the deposit of these securities, but which securities are instead distributed by The Bank of
New York to owners of ADRs and the net proceeds distributed; and

  -  other expenses which are to be borne by persons depositing ordinary shares or owners of ADRs under the deposit agreement, including transmission expenses and reasonable expenses incurred by The Bank of New York in the conversion of foreign currency.

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

Material contracts
There have been no material contracts (outside the ordinary course of business) during the last two years to which the Company is a party, except as disclosed in the AXA Group 2007 Annual Report or filed as exhibits to this Annual Report on Form 20-F.

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
Under current French company law and AXA's statuts, there are no general limitations on the right of non-
resident or non-French persons to own or, where applicable, vote the ordinary shares, whether held in the form of ordinary shares or ADSs. However, both European Union and non-European Union residents must file a déclaration administrative or administrative notice, with French authorities in connection with the acquisition of a controlling interest in any French company. Under existing administrative foreign direct investment regulations and administrative rulings, ownership by non-residents of France of more than
33.33% of a listed company's share capital or voting rights is regarded as a controlling interest, but a lower percentage might be held to be a controlling interest in certain circumstances. The factors that will be taken into account in making that determination include the existence of:

  -  an option of the acquiring party to buy additional shares,

  -  loans and guarantees granted by the acquiring party to the French company in amounts evidencing control over the financing of the French company, and

  -  patent licenses granted by an acquiring party or management of technical assistance agreements with the acquiring party that place the French company in a dependent position vis-a-vis that party or its group.

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

Furthermore, any such transaction allowing such person, or group of persons acting in concert, to hold ordinary shares representing an aggregate in excess of 5% of AXA's voting power requires that person to provide prior notice to the French Ministry of the Economy.

No prior authorization is required for such a transaction entered into by a person, or group of persons acting in concert, who is a resident of a member state of the European Economic Area, although that person, or group of persons, is required to provide the French Ministry of the Economy with notice upon completion of the transaction.

Taxation
The following generally summarizes the material U.S. federal income tax and French tax consequences to
U.S. Holders of the ownership and disposal of ordinary shares or ADRs representing ADSs. It applies to you only if you hold your shares or ADRs representing ADSs as capital assets for tax purposes. For purposes of this discussion "U.S. Holder" is any one of the following:

  -  an individual who is a citizen or resident of the United States,

  -  a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or of any political subdivision of the United States, including the District of
Columbia,

  - an estate, the income of which is subject to U.S. federal income taxation regardless of its source,

  - a trust, if a court within the United States is able to exercise primary supervision over the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or

  - a person otherwise subject to U.S. federal income tax on its worldwide income.

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
federal, local, state, Non-U.S. or other tax consequences to Non-U.S. Holders as a result of the ownership or disposal of ordinary shares or ADRs representing ADSs.

This summary is not a complete description of all of the tax consequences of the ownership or disposition of ordinary shares or ADRs representing ADSs. It is based on the current tax laws and regulations of
France and the United States, including, among others, United States Internal Revenue Code of 1986, as amended (which we refer to below as the

"Code"), its legislative history, temporary, existing and proposed Treasury Regulations, Internal Revenue
Service rulings and judicial opinions as well as the Convention between the United States and The
Republic of France for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital dated August 31, 1994 (which we refer to below as the "Treaty"), all as currently in effect on the date of the AXA Group 2007 Annual Report and all subject to change, possibly with retroactive effect. In addition, this summary is based in part upon the representations of the Depositary and the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms.

You should consult your own tax advisor regarding the United States federal, state and local and the French and other tax consequences of owning and disposing of shares and ADSs in your particular circumstances, in particular if you are eligible for the benefits of the Treaty.

The summary is not intended to apply to holders of ordinary shares or ADRs representing ADSs in particular circumstances, such as:

  -  dealers in securities,

  -  traders in securities who elect to apply a mark-to-market method of accounting,

  -  financial institutions,

  -  regulated investment companies, real estate investment trusts or grantor trusts,

  -  tax-exempt organizations,

  -  insurance companies,

  -  persons holding ordinary shares or ADRs representing ADSs as part of a hedging, straddle, conversion or other integrated transaction,

  -  persons whose functional currency is not the U.S. dollar,

  -  certain U.S. expatriates,

  -  persons subject to the U.S. alternative minimum tax, and

  -  holders of ordinary shares or ADRs representing ADSs that own directly or indirectly or are deemed to own, five percent or more of either the total voting power or the total value of the AXA
Shares or that carry on a trade or business in France through a permanent establishment or fixed base for the purpose of which ordinary shares or ADRs have been acquired or held.

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

French taxation of dividends

General statement
The term "dividends" used in the following discussion means dividends within the meaning of the relevant income tax treaties where applicable, or, where not defined by such treaties, within the meaning of French domestic tax law as set forth in administrative guidelines dated February 25, 2005 (4 J-1-05) (the
"Administrative Guidelines").

Shareholders resident in France ("French Resident Holders"), who are individuals and who receive dividends, are taxed on 60% of the amount of the dividends received and, in addition, are entitled to a tax credit ("crédit d'impôt") equal to 50% of the amount of dividends they received. The crédit d'impôt is subject to an overall annual cap of €230 or €115, depending on the marital status of the individual holder.
In addition, as a result of the 2008 French Finance Law, French Resident Holders may instead opt for a withholding tax equal to 18% of the dividends received and, in such a case, will not be eligible to the receipt of the crédit d'impôt.

Under French domestic law, shareholders who are not resident of France for tax purposes ("Non-French
Resident Holders") are not eligible for the benefit of this crédit d'impôt. Non-French Resident Holders are generally subject to a 25% withholding tax, to be levied by the paying agent of such dividends. As a result of the 2008 French Finance Law, this withholding tax is reduced to 18% of dividends distributed to Non-
French Resident Holders who are residents of certain States located within the European Economic Area.

However, non-resident individual shareholders who benefit from a tax treaty which provides for the refund of the "avoir fiscal" (a special tax credit that has been repealed by the 2004 French Finance Law) may be entitled to the refund of the crédit d'impôt (less applicable withholding tax). Qualifying Non-French
Resident Holders may also be eligible for a reduced rate of French withholding tax on dividends (generally to 15%, 5% or 0%) under the applicable tax treaty.

The Administrative Guidelines set the requirements under which Non-Resident Holders may obtain a reduction or an elimination of the French withholding tax under an income tax treaty. A reduction or elimination at the time of payment (i.e., at source) will only be granted (i) to those Non-French Resident
Holders that may qualify for the so-called "simplified" procedure, and (ii) to a certain extent, those Non-
French Resident Holders whose identity and tax residence are known to the French paying agent of the dividends (within the meaning of the Administrative Guidelines) at the time of the payment of the dividends.

Under the "simplified" procedure, Non-French Resident Holders are required to provide, prior to the dividend payment date, the financial institution managing their securities account and the paying agent, with a certificate of residence conforming with the template attached to the Administrative Guidelines. The certificate of residence must be certified by the tax authority of the Non-French Resident Holder's country of residence, in compliance with the requirements provided by the Administrative Guidelines.

Where the Non-French Resident Holder's identity and tax residence are known to the French paying agent, the latter may directly apply the reduction or elimination of the withholding tax rate to dividends it pays to such Non-French Resident Holders without obtaining a certificate of residence.

Non-French Resident Holders eligible for treaty benefits, who are not entitled to the "simplified" procedure and whose identity and tax residence are not known by the paying agent at the time of the payment of the dividends, may obtain a reduction or elimination of the withholding tax under the so-called "standard"
procedure. Under this standard procedure, the French paying agent withholds the entire tax and the Non-
French Resident Holder may apply for a partial or total refund by filing the appropriate form duly completed in compliance with the provisions set out in the Administrative Guidelines. The withholding tax refund, if any, is ordinarily paid within 12 months of the filing, but not before January 15 of the year following the calendar year in which the related dividend is paid.

Application to US Holders
Pursuant to the Treaty, an "Eligible U.S. Holder" (as defined below) will generally be entitled to a withholding tax reduced at a rate of 15% with respect to dividends paid in cash or in the form of shares, subject to the satisfaction of certain requirements described below.

In addition, as discussed in more detail above, individual U.S. Holders who are eligible for benefits under the Treaty and who receive dividends may be entitled to the refund of the crédit d 'impôt (less applicable withholding tax) equal to 50% of the dividends with an overall annual cap of €230 or €115, depending on the marital status of the individual.

For purposes of this discussion, an "Eligible U.S. Holder" is a U.S. Holder whose ownership of ordinary shares or ADRs representing ADSs is not attributable to a permanent establishment or fixed base in France and who is (i) an individual or other non-corporate holder, or (ii) a corporation that does not own, directly or indirectly, 10% or more of the capital of AXA, provided in each case that that holder:

  -  is a resident of the United States under the Treaty,

  -  is entitled to Treaty benefits under the limitation on benefits provisions in Article 30 of the Treaty,
and

  -  complies with certain procedural rules to obtain Treaty benefits.

Under the Treaty, the reduced rate of the withholding tax is applicable provided that certain procedural requirements described below are satisfied.

The requirements provided by the Administrative Guidelines and referred to in more detail above apply to a
U.S. Holder, although the U.S. Internal Revenue Service (the "IRS") is not required to certify the certificate of residence, provided that (i) the U.S. Holder provides the U.S. financial institution managing such holder's securities account a certificate of residence conforming with the template attached to the
Administrative Guidelines and (ii) the U.S. financial institution managing the U.S. Holder's securities account in the United States certifies to the French paying agent that the U.S. Holder complies with all the requirements for obtaining the reduced rate set forth in the Administrative Guidelines. If the certification by the U.S. financial institution managing the U.S. Holder's securities account in the United States is not obtained, the IRS should then certify the abovementioned certificate of residence and, upon certification, the U.S. Holder should furnish it to the French paying agent.

Application of the 15% withholding tax rate at source will be available only if the appropriate forms mentioned in the Administrative Guidelines are duly sent to the paying agent before the dividend payment date. However, where the U.S. Holder's identity and tax residence are known to the French paying agent, the latter may apply the 15% withholding tax rate to dividends it pays to such U.S. Holder even if the U.S.
Holder does not comply with the requirements set forth in the preceding paragraph.

A U.S. Holder that is not eligible for the 15% withholding tax rate at source may apply for a refund of taxes withheld that were in excess of the 15% rate provided that it furnishes to the French paying agent an application for refund on forms No. 5000-FR and 5001-FR certified by the U.S. financial institution managing the U.S. Holder's securities account (or, if not, by the competent U.S. tax authorities) before
December 31 of the second year following the date of payment of the withholding tax at the 25% rate to the
French tax authorities, according to the requirements provided by the Administrative Guidelines. Any
French withholding tax refund is generally expected to be paid within twelve months from the filing of forms No. 5000-FR and 5001-FR. However, it will not be paid before January 15 of the year following the year in which the dividend was paid.

Copies of the forms No. 5000-FR and 5001-FR, together with instructions, are available from the IRS.
Certificates of residence mentioned in the Administrative Guidelines may also be available from the IRS and the French Centre des impôts des non-résidents at 10, rue du Centre, 93463 Noisy-le-Grand, France.
Information regarding the identity and address of the paying agent will be available from the Company.

U.S. Pension Funds and other tax-exempt entities created and operating their activities in accordance with the provisions of Sections 401(a), 403(b), 457 or 501(c) (3) of the Code are subject to the same general filing requirements except that, in addition, they have to provide a certificate issued by the IRS or any other document stating that they have been created and are operating their activities in accordance with the provisions of the above-mentioned sections of the Code. This certificate must be provided only once after the first application for the 15% withholding tax rate at source and at the specific request of the French tax authorities.

Similarly, regulated companies such as RICs, REITs and REMICs ("Regulated Companies") will have to send to the financial institution managing their securities account a certification from the IRS indicating that they are classified as a Regulated Company under the relevant sections of the Code. This certification must be produced each year.

The Depository is obligated to provide certificates of residence together with instructions to all U.S.
Holders of ADRs registered with the Depository. The Depository is also obligated to use reasonable efforts to follow the procedures established by the French tax authorities for U.S. Holders to benefit from the 15%
French withholding tax rate at source or, if the French paying agent withheld at the 25% rate, recover the excess 10%, and obtain, with respect to dividend distributions made in or after 2005 to U.S. Holders who are individuals, the refund of the crédit d'impôt, in accordance with the procedures established by the
French tax authorities. To effect such benefit, recovery and/or refund, the Depository is obligated to cause timely and properly completed forms and certificates to be filed timely with the appropriate French tax authorities.

The AXA shareholders should consult their own tax advisors to determine whether the Treaty provisions are applicable to their particular situation and which formalities need to be complied with in order to obtain
Treaty benefits.

French taxation on sale or redemption of AXA ordinary shares or ADRs
Under the Treaty, no French tax is levied on any capital gain derived from the sale of AXA ordinary shares or ADRs representing ADSs by a U.S. Holder who:

  -  is a resident of the United States under the Treaty,

  -  is entitled to Treaty benefits under the limitation on benefits provisions of Article 30 of the Treaty,
and

  -  does not have a permanent establishment in France to which the ordinary shares or ADRs are attributable to or, in the case of an individual, who does not maintain a fixed base in France to which the ordinary shares or ADRs are effectively connected.

Under French domestic tax law, part of the gain realized by a shareholder on redemption of ordinary shares by AXA and equal to the difference between (i) the redemption price and (ii) the share capital and share issue premiums' amounts contributed to AXA will generally be treated as a dividend and will be subject to
French dividend withholding tax as described above. The excess gain, if any, will be treated as a capital gam.

French transfer and stamp taxes
Transfers of AXA ordinary shares and ADRs representing ADSs will not be subject to French transfer taxes unless the transfer is effected by means of a written agreement that is executed or enforced within
France. Should such written agreement be executed or enforced in France, it would be subject to transfer taxes at the rate of 1.1% up to a maximum of €4,000 per transfer.

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

  -  the donor or decedent is domiciled in France within the meaning of that Convention at the time of making the gift, or at the time of his or her death, or

  -  the ordinary shares or ADRs were used in, or held for use in, the conduct of business through a permanent establishment or a fixed base in France.

Under French tax law and the Treaty, the French wealth tax generally does not apply to U.S. Holders that are not individuals or in the case of natural persons, who, directly or indirectly, own alone or with their parents, ordinary shares or ADRs that do not represent a substantial interest in our Company.

Material U.S. federal income tax considerations for U.S. Holders:

Taxation of dividends
For U.S. federal income tax purposes, the gross amount of a distribution by AXA to U.S. Holders, including any amounts of
French tax withheld even though it was not in fact received, will be treated as dividend income to the extent paid out of AXA's current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. Dividends paid to a non-corporate U.S. Holder in taxable years beginning before January 1, 2011 that constitute qualified dividend income will be taxable to the holder at a maximum rate of 15%, provided that the holder has a holding period in the shares or ADSs of more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meets other holding period requirements. Dividends paid by AXA with respect to the shares or ADSs will generally be qualified dividend income. If a U.S.
Holder has the option to receive a distribution either in cash or in the form of ordinary shares, and such
U.S. Holder chooses to receive ordinary shares (a "Stock Distribution"), such U.S. Holder will be treated for purposes of the preceding sentence as having received a distribution to the extent of the fair market value of these ordinary shares. Dividends paid to a corporate U.S. Holder will not be eligible for the dividend received deduction generally allowed to corporations under Section 243 of the Code. To the extent that an amount received by a U.S. Holder exceeds the U.S. Holder's allocable share of AXA's current and accumulated earnings and profits, the excess will be applied first to reduce the holder's basis in his or her ordinary shares or ADRs, and then, any remaining excess would constitute gain from the deemed sale or exchange of his or her ordinary shares or ADRs. See "Tax on Sale or Exchange of Ordinary Shares
or ADRs" below.

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
dollar value of the distributed Euro determined at the spot Euro/US. dollar rate, or, in case of a Stock
Distribution, the ordinary shares, on the date the dividend is includible in the U.S. Holder's income, regardless of whether the payment is in fact converted into U.S. dollars on the date of receipt. The Euro distributed will have a tax basis equal to their U.S. dollar value at such time. Any gain or loss realized upon a subsequent conversion or other disposition of the Euro will be treated as ordinary income or loss from sources within the United States for foreign tax credit limitation purposes.

As discussed above, payments of dividends to a U.S. Holder will be subject to French withholding tax. For
U.S. federal income tax purposes, a U.S. Holder may generally elect to treat these French withholding taxes as either a deduction from gross income or a credit against the U.S. federal income tax liability of that U.S.
Holder. Dividends will be income from sources outside the United States and will either be "passive income" or "general income" which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit allowable to you. The rules governing the U.S. foreign tax credit are complex, and additional limitations on the credit apply to individuals receiving dividends from foreign corporations if the dividends are eligible for the 15% maximum tax rate on dividends described above. U. S. Holders are urged to consult their tax advisors regarding the availability of the U.S. foreign tax credit under their particular circumstances.

In the case of an Eligible U.S. Holder, if the full withholding tax rate of 25% is applied, the refundable portion of the tax withheld by AXA or the French paying agent, which represents the difference between the 25% and the 15% tax rates, would not be eligible for the foreign tax credit.

Tax on sale or exchange of AXA ordinary shares or ADRs
For U.S. federal income tax purposes, a U.S. Holder generally will recognize gain or loss on any sale, exchange or other disposition of ordinary shares or ADRs representing ADSs, unless a specific non recognition provision applies. That gain or loss will be measured by the difference between the U.S. dollar value of the amount of cash, and the fair market value of any other property, received and the U.S. Holder's tax basis in the ordinary shares or the ADRs, determined in U.S. dollars. A U.S. Holder's tax basis in the ordinary shares or the ADRs will generally equal the amount paid by that U.S. Holder for the ordinary shares or the ADRs or, in the case of ordinary shares acquired by way of Stock Distribution, the amount included in income at the time of the Stock Distribution.

Gain or loss arising from a sale or exchange of ordinary shares or ADRs will be capital gain or loss if these ordinary shares or ADRs are held as capital assets by the U.S. Holder, and if recognized by non-corporate
U.S. Holders in taxable years prior to January 1, 2011 are generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year. In general, gain from a sale or exchange of ordinary shares or ADRs by a U.S. Holder will be treated as United States source income for foreign tax credit limitation purposes.

Backup withholding and information reporting
Under certain circumstances, a U.S. Holder who is an individual may be subject to information reporting requirements and backup withholding, currently at a 28% rate on dividends received on, and proceeds from the disposition of, ordinary shares or ADRs representing ADSs. This withholding generally applies only if that individual holder:

  -  fails to furnish (generally on an Internal Revenue Service Form W-9) his or her taxpayer identification number to the U.S. financial institution that is in charge of the administration of that holder's ordinary shares or ADRs or any other person responsible for the payment of dividends on the ordinary shares or ADRs,

  -  furnishes an incorrect taxpayer identification number,

  - is notified by the U.S. Internal Revenue Service that he or she has failed to properly report payments of interest and dividends and the U.S. Internal Revenue Service has notified AXA that such individual holder is subject to backup withholding, or

  -  fails under specified circumstances, to comply with applicable certification requirements.

Any amount withheld from a payment to a U.S. Holder under the backup withholding rules will be allowable as a credit against such U.S. Holder's U.S. federal income tax liability, provided that the required information is furnished to the U.S. Internal Revenue Service.

U.S. Holders should consult their own tax advisor as to the application of the U.S. federal information reporting and backup withholding requirements to them and their qualification, if any, for an exemption under these rules as well as the particular tax consequences to them of owning and disposing of ordinary shares and ADRs representing ADSs under U.S. federal, state, local and Non U.S. law.

U.S. state and local taxes
In addition to U.S. federal income taxes, U.S. Holders may be subject to U.S. state and local taxes with respect to their ordinary shares or ADRs representing ADSs. U.S. Holders should consult their own tax advisors regarding such matters.

Documents on display
AXA files reports with the SEC that contain financial information about AXA and its results or operations.
Anybody may read or copy any document that AXA files with the SEC at the Securities and Exchange
Commission's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Anybody may
obtain information about the Public Reference Room by calling the SEC for more information at 1-800-
SEC-0330. All of AXA's SEC filings made after September 20, 2002 are available to the public at the SEC website at http://www.sec.gov. AXA's website at http://www.axa.com includes information about AXA's business. The content of AXA's website is not incorporated by reference into this Form 20-F. The public may also inspect any reports and other information we file with the Securities and Exchange Commission at the offices of the New York Stock Exchange,
20 Broad Street, New York, New York 10005.

Item 11. Quantitative and Qualitative Disclosures
About Market Risk

The information required by this Item is incorporated by reference herein from the AXA Group 2007
Annual Report, Part IV, Section 4.2 pages 176 to 194.

Item 12. Description of Securities Other than
Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and
Delinquencies

None

Item 14. Material Modifications to the Rights of
Security Holders and Use of Proceeds

None

Item 15. Controls and Procedures

(a)  Disclosure Controls and Procedures

As of December 31, 2007 (the "Evaluation Date"), the Company conducted an evaluation, pursuant to Rule
13a-15 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), of the effectiveness of the design and operation of its disclosure controls and procedures. Based on this evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that, as of the
Evaluation Date, such disclosure controls and procedures (which include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure) provide reasonable assurance that information required to be disclosed by the Company in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.

(b) Management's annual report on internal control over financial reporting

Management, including AXA's Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over AXA's financial reporting.

AXA's internal control over financial reporting is a process designed under the supervision of AXA's principal executive and financial officers to provide reasonable but not absolute assurance regarding the reliability of financial reporting and the preparation of its published financial statements. Internal control over financial reporting includes policies and procedures that:

  -  Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Group;

  -  Provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with the generally accepted accounting principles;

  -  Provide reasonable assurance that receipts and expenditures are being made only in accordance with the authorization of management and directors of the Group; and

  -  Provide reasonable assurance that unauthorized acquisition, use or disposition of Group assets that could have a material effect on the Group's financial statements would be prevented or detected in a timely manner.

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

Management conducted an evaluation of the effectiveness of AXA's internal control over financial reporting on the Internal Control - Integrated Framework issued by the Committee of Sponsoring
Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that AXA's internal control over financial reporting was effective as of December 31, 2007.

AXA's internal control over financial reporting as of December 31, 2007 was audited by PricewaterCoopers Audit, an independant registered public accounting firm, as stated in their attestation report beginning on page F-2 of this Annual Report on Form 20-F.

(c) Attestation Report of the Registered Public Accounting Firm

The effectiveness of internal control over financial reporting as of December 31, 2007, was audited by
PricewaterhouseCoopers Audit, an independent registered public accounting firm, as stated in their report included under Item 18 of this Annual Report on Form 20-F.

(d) Changes in Internal Controls Over Financial Reporting

There have been no significant changes in the Company's internal controls over financial reporting that occurred during the period covered by this Annual Report on Form 20-F that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

AXA's Supervisory Board has created an Audit Committee which operates in accordance with an Audit
Committee Charter and the Rules of Procedure of the Supervisory Board that defines the Committee's responsibilities. AXA's Supervisory Board has reviewed the qualifications of all Audit Committee members and believes, based on their considerable business and financial experience, that all members of the Committee are financially literate, have the requisite experience and qualifications to fulfill their duties as Audit Committee members. The Supervisory Board has determined that Messrs. Hamilton, Lachman and
Folz, all of whom are considered independent according to the criteria contained in the Report AFEP /
MEDEF and the Sarbanes-Oxley Act, come within the definition of "financial experts" as set forth in the instructions to Item 16A, and has designated them as the Audit Committee's financial experts. For additional information concerning the Audit Committee including the scope of its responsibilities, its composition and the business experience and qualifications of its members, please see Item 6 of this
Annual Report on Form 20-F and the AXA Group 2007 Annual Report, Part III, Section 3.1 pages 122 to
123 which are incorporated herein by reference.

Item 16B. Code of Ethics

In February 2004, AXA's Supervisory Board adopted the AXA Group Compliance and Ethics Guide (the
"Ethics Guide") which includes, among other policies, a Code of Ethics that applies to directors, officers and employees of AXA Group companies worldwide, including AXA's principal executive, financial and accounting officers. An updated version of the Ethics Guide, including a restructured Code of Ethics
(which added certain new provisions) and a new "whistleblower" policy (revised to reflect specific French rules concerning whistleblower policies), was distributed in March 2006. In 2007, no amendments were made to and no waivers were granted in respect of the Code of Ethics.

The AXA Group Compliance and Ethics Guide is posted on AXA's website:
http://axacom.corp.intraxa/lib/fr/uploads/docsref/deontologie/AXA_CodeDeontologie_2006b.pdf

In the event AXA amends its Ethics Guide or grants a waiver that would otherwise require disclosure in its
20-F, the Company will instead disclose the required information on the website above.

Item 16C. Principal Accountant Fees and
Services

Fees and Services

PricewaterhouseCoopers (PwC) has served as AXA's independent public accountant for each of the fiscal years in the three-year period ended December 31, 2007 with respect to the audited financial statements included in Item 18 of this Annual Report on Form 20-F.

The following table presents the aggregate fees for audit and permitted non-audit services rendered by PwC to AXA and its consolidated subsidiaries in 2007 and 2006:

		In Euro million
	PricewaterhouseCoopers
	2007	2006
Audit fees	44.8	48.7
Audit related services	3.9	5.5
Tax fees	4.7	4.5
Other non audit fees	0.3	0.2
TOTAL	53.7	58.9
Fees for audit of investment funds (SEC registered and non registered)	10.6	8.9
TOTAL	64.3	67.8

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

Other non-audit fees consist of fees billed for non-audit services permitted by the SEC's auditor independence rules and which AXA's Audit Committee has determined do not otherwise impair the auditor's independence or judgment, including advisory services with respect to non-financial systems including risk and control assessments, and expatriate administration services.

Audit Committee pre-approval policies and procedures

The Audit Committee is responsible, to the extent permitted by French law, for the appointment, compensation, retention and oversight of AXA's independent auditors. As part of this responsibility, the
Audit Committee pre-approves all permitted audit and non-audit services performed by the independent auditor.

AXA's Audit Committee has adopted a policy requiring pre-approval of all audit and permitted non-audit services provided by the independent auditor which is designed to ensure that provision of these services does not impair the auditor's independence or judgement. The policy identifies the guiding principles that must be considered by the Audit Committee in approving services; describes the audit, audit related, tax and other non-audit services that may and may not be provided; and sets forth the pre-approval requirements for all permitted services. The policy provides for general pre-approval of certain specified permitted services up to €200,000 per engagement and requires specific pre-approval for engagements exceeding that amount and for all other permitted services. The Audit Committee has also delegated to its
Chairman the authority to address requests for pre-approval of certain specified permitted services with fees up to a maximum of €1,000,000 between Audit Committee meetings.

Item 16D. Exemptions from the Listing
Standards for Audit Committees

AXA's Audit Committee includes three members, Messrs. Hamilton, Lachmann and Suleiman, who are also directors of certain AXA Group subsidiaries and with respect to whom AXA relies on the exemption from independence requirements afforded by Rule 10A-3(b)(l)(iv)(B) under the Securities Exchange Act of 1934, as amended. AXA believes that such reliance does not materially adversely affect the ability of the
Audit Committee to act independently or to satisfy the other requirements of Rule 10A-3.

Item 16E. Purchases of Equity Securities by the
Issuer and Affiliated Purchasers

The table below sets forth the information with respect to the purchases of AXA ordinary shares for the year ended December 31, 2007, by or on behalf of AXA or any "affiliated purchaser", as such term is defined in Rule 10b-18(a)(3) under the Securities Exchange Act of 1934, as amended, except for purchases of ordinary shares delivered in the form of ADRs to beneficiaries under AXA Financial's stock option program. This table does not include purchases among "affiliated purchasers", as such term is defined in
Rule 10b-18(a)(3) under the Securities Exchange Act of 1934, as amended.

Year 2007	Total number of Shares (or Units) purchased	Average Price of Shares (or Units) paid per share (or Units) (in Euro)	Total Number of Shares (or Units) purchased as part of publicly announced plans or programs	Maximum number of Shares (or Units) that may yet be purchased under the plans or programs
January 1 to January 31	2,703,952	32.20	2,703,952	206,181,498
February 1 to February 28	2,966,160	32.99	2,966,160	205,994,974
March 1 to March 31	2,750,516	30.76	2,750,516	206,020,327
April 1 to April 30	8,448,168	33.48	8,448,168	204,035,154
May 1 to May 31	7,991,550	33.50	7,991,550	195,147,473
June 1 to June 30	8,705,062	31.71	8,705,062	188,555,356
July 1 to July 31	3,604,372	30.64	3,604,372	187,555,808
August 1 to August 31	25,719,739	28.89	25,719,739	170,746,960
September 1 to September 30	22,130,437	29.46	22,130,437	172,443,394
October 1 to October 31	1,304,330	30.59	1,304,330	144,414,099
November 1 to November 30	10,023,084	27.40	10,023,084	139,952,442
December 1 to December 31	1,682,533	27.20	1,682,533	196,179,081
TOTAL	98,029,903	30.21	98,029,903

The information provided in the above table relates to two share repurchase programs approved by AXA's shareholders in accordance with French law.

a. Dates each plan or program was announced:
The first share repurchase program was announced on May 4, 2006.
The second share repurchase program was announced on May 14, 2007.

b. Amount (or share or unit amount) approved:
The first share repurchase program was approved for a maximum amount of €7,028,422,290.
The second share repurchase program was approved for a maximum amount of €8,233,910,055.

c. Expiration date (if any) of each plan or program:
The first share repurchase program was initially scheduled to expire on November 3, 2007.
The second share repurchase program was initially scheduled to expire on November 13, 2008.

d. Plan or program that has expired during the period covered by the table:
The first share repurchase program expired on May 14, 2007.

e. Plan or program the issuer has determined to terminate prior to expiration, or under which the issuer does not intend to make further purchases:
Not applicable.

PART III

Item 17. Financial Statements

Not applicable

Item 18. Financial Statements

Incorporated by reference herein from the AXA Group 2007 Annual Report, Part V pages 198 to 375.

Report of Independent Registered Public Accounting Firm

To the supervisory board and shareholders of AXA

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of shareholders' equity and of cash flows (appearing in the AXA Group 2007 Annual Report, Part
V on pages 198 to 375) and the financial statement schedule appearing on S-l to S-6, present fairly, in all material respects, the financial position of AXA and its subsidiaries at December 31, 2007, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended
December 31, 2007 in conformity with International Financial Reporting Standards as issued by the
International Accounting Standards Board and in conformity with International Financial Reporting
Standards as adopted by the European Union. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring
Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in "Management's report on internal controls over financial reporting", appearing under Item 15(b) of this 2007 Annual Report on Form 20-F.
Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our audits (which were integrated audits in 2007 and 2006). We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board
(United States) and International Standards on Auditing. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.
Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Neuilly-sur-Seine, France
April 30, 2008

PricewaterhouseCoopers Audit

Michael P. Nelligan	Eric Dupont

Schedule
AXA (Parent Company)

BALANCE SHEET

Assets

					(in euro millions)
	December 31, 2007
	Gross carrying value	Amortizations and provisions	Net carrying value	Net carrying value as at December 31, 2006	Net carrying value as at December 31, 2005
FIXED ASSETS
INTANGIBLE ASSETS	322	-	322	322	324
TANGIBLE ASSETS
Land	-	-	-	-	2
Buildings and other fixed assets	1	-	1	2	7
FINANCIAL ASSETS
Investments in subsidiaries	48,310	577	47,733	46,756	37,428
Receivables from subsidiaries	3,152	10	3,142	3,046	2,483
Other financial assets	776	-	776	228	106
Loans	72	12	60	510	13
	52,633	599	52,034	50,864	40,363
CURRENT ASSETS
OPERATING RECEIVABLES
Tax receivables	40	-	40	3	274
Receivables and subsidiaries' current accounts	337	2	335	333	427
Securities	437	-	437	-	-
Cash instruments	105	-	105	60	6
Cash and cash equivalents	2,542	-	2,542	317	320
Prepaid expenses	8	-	8	8	6
	3,468	2	3,466	722	1,033
PREPAYMENTS AND ACCRUED INCOME
Deferred charges	246	191	55	57	36
Bond redemption premiums	4	-	4	4	4
Unrealized foreign exchange losses	50	-	50	60	85
TOTAL ASSETS	56,401	792	55,608	51,707	41,521

Schedule
AXA (Parent Company)

Liabilities

			(in euro millions)
	As at December 31, 2007	As at December 31, 2006	As at December 31, 2005
SHAREHOLDERS' EQUITY
CAPITAL
Ordinary shares	4,719	4,793	4,286
CAPITAL IN EXCESS OF NOMINAL VALUE
Issue premiums	15,910	17,030	13,235
Merger and contribution premiums	1,060	1,058	1,058
RESERVES
Legal reserve	479	433	433
Specific reserves for long term capital gains	2,016	2,016	2,016
Other reserves	3,866	3,866	3,866
Retained earnings	714	1,531	2,029
Tax driven provision	4	-	-
Net income for the financial year	1,765	1,433	1,137
	30,533	32,160	28,060
OTHER SHAREHOLDERS' EQUITY
Perpetual subordinated notes	6,323	4,824	892
	6,323	4,824	892
PROVISIONS FOR CONTINGENT LIABILITIES	1,166	817	1,139
LIABILITIES
SUBORDINATED DEBTS	6,891	7,976	8,214
FINANCIAL DEBTS	8,576	4,974	2,468
OPERATING PAYABLES
Tax payables	-	98	1
Social payables	1	1	1
OTHER PAYABLES
Debts on fixed assets	54	54	54
Other	937	114	229
Cash instruments	-	15	-
Deferred income	9	10	2
	16,469	13,242	10,969
PREPAYMENTS AND ACCRUED EXPENSE
Unrealized foreign exchange gains	1,117	663	461
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	55,608	51,707	41,521

Schedule
AXA (Parent Company)

INCOME STATEMENT

			(in euro millions)
		2007	2006	2005
I. RESULT ON ORDINARY ACTIVITIES
FINANCIAL & OPERATING REVENUES
Dividends received from subsidiaries		2,178	1,581	1,420
Revenues on short-term investments		450	301	369
Releases and expense transfers				1
Other revenues		7	7	7
	I	2,635	1,889	1,796
OPERATING EXPENSES
External expenses and other expenses		(220)	(180)	(178)
Tax expenses		(2)	(1)	(1)
Payroll and compensation		(5)	(6)	(6)
Interest expense		(988)	(635)	(551)
Allowances: for depreciation of buildings and deferred charges		(12)	(10)	(19)
Other expenses
	II	(1,228)	(832)	(755)
OPERATING PROFIT	(III = l + II)	1,407	1,057	1,041
CONTRIBUTION ON COMMON OPERATIONS	IV	-	-	-
FINANCIAL OPERATIONS ON SECURITIES
Net income on sales of short-term securities		-	-	2
INVESTMENT RESULT ON SECURITIES	V	-	-	2
PROFIT ON ORDINARY ACTIVITIES BEFORE TAX	(VI = III + IV + V)	1,407	1,057	1,043
II. RESULT ON CAPITAL OPERATIONS
Proceeds from the sale of fixed assets		1,916	115	16
Releases of provisions for contingent liabilities		2	2	21
Releases of equity shares provisions		24	66	36
Foreign exchange result		564	533	(220)
Net book value on the sale of fixed assets		(1,633)	(102)	(29)
Allowances to provisions for contingent liabilities		(287)	(104)	(108)
Allowances to equity shares provisions		(112)	(89)	(15)
Exceptional result		(155)	-	(230)
	VII	318	421	(529)
INCOME TAX BENEFIT / EXPENSE	VIII	40	(45)	623
lll. NET INCOME FOR THE FINANCIAL YEAR	VI + VII +VIII	1,765	1,433	1,137

Schedule
AXA (Parent Company)

STATEMENT OF CASH FLOWS

			(in euro millions)
	From 01/01/2007 to 12/31/2007	From 01/01/2006 to 12/31/2006	From 01/01/2005 to 12/31/2005
CASH INFLOWS
Profit on ordinary activities before tax	1.407	1,057	1,043
Loss due to cancellation of bonds	-	-	236
Result on capital operations before tax	318	421	(530)
Income tax expense/ benefit	40	(46)	623
Changes in reserves and amortization	462	(288)	146
Cash flow for the year	2,228	1,144	1,518
Increases in shareholders' equity	703	4.605	356
New borrowings	4.959	7,074	1,075
Sale or decrease in fixed assets - Tangible fixed assets - Financial assets	3 4,622	8 1,934	3 2,373
TOTAL CASH INFLOWS	12,515	14,765	5,325
CASH OUTFLOWS
Dividends paid out during the year	2,203	1,635	1.164
Repayments of financial debts	1,025	835	1,033
Purchase of fixed assets - Tangible fixed assets - Financial assets	- 4,450	- 12,447	3 1,768
Reduction of capital	1,899	305	1,794
TOTAL CASH OUTFLOWS	9,577	15,222	5,762
CHANGE IN WORKING CAPITAL	2,938	(457)	(436)
Short-term equivalents
Change in: - operating receivables - operating payables - cash and cash equivalents	462 15 2,461	(307) (79) (71)	216 72 (724)
TOTAL	2,938	(457)	(436)

Schedule
AXA (Parent Company)

Notes to Parent Company Financial Statements

1.   Long-term Debt and Other Obligations

At December 31, 2007, 2006 and 2005, long-term debt and borrowings amounted to €8,505 million, €4,932 million and €2,431 million, respectively. At December 31, 2007 aggregate maturities of long-term debt and borrowings based on required payments at maturity for 2007, the following four years and thereafter were
€4,144 million in 2008, €590 million in 2009, €951 million in 2010, €263 million in 2011, and €2,557 million in 2012 and thereafter.

Information relating to financing debt (including terms of redemption by the issuer and share conversion) is incorporated by reference herein from the AXA Group
2007 Annual Report - Part V, Note 16 (pages 300 to 302).

2.   Guarantees

The guarantees given by the Company were €8,565 million as at December 31, 2007, and consisted mainly of guarantees given to Group entities (€5,828 million) and redemption premium on subordinated convertible bonds for €780 million.
The guarantees received by the Company amounted to €6,879 million at December 31, 2007 and consisted mainly of credit lines from banks.
Guarantees are described in Note 27 "Related party transactions" and Note 28 "Contingent assets and liabilities and unrecognized contractual commitments" included in Item 18 of this Annual Report on Form
20-F.

3.   Material Differences Between French GAAP and IFRS

The Parent Company financial statements are prepared in accordance with generally accepted accounting principles in France (French GAAP). These accounting principles differ in certain material respects from
IFRS.

The main difference between French GAAP (statutory basis) and IFRS (consolidated basis) at the Parent
Company level relates to the accounting for equity investments in which the Company has significant influence. Under French GAAP, the cost method of accounting is used, whereas, under IFRS, the equity method of accounting is used.

NET INCOME
(in Euro million)
	2 007	2 006	2005 (a)
Net income in accordance with French GAAP (statutory basis)	1 765	1 433	1 137
Dividends from subsidiaries	-2 171	-1 574	-1 420
Contribution of consolidated subsidiaries under equity method	6 198	5 669	4 493
Other adjustments	-126	-443	108
Net income in accordance with IFRS (consolidated basis)	5 666	5 085	4 318

(a) Following clarification of the IFRIC agenda committee following the IASB decision, AXA has reclassified TSDI instruments (perpetual subordinated debts) into shareholders' equity,

SHAREHOLDERS' EQUITY
(in Euro million)
	2 007	2 006	2005 (a)
Shareholders' equity in accordance with French GAAP (statutory basis)	30 533	32 160	28 060
Equity method adjustments	15 109	15 066	8 465
Shareholders' equity in accordance with IFRS (consolidated basis)	45 642	47 226	36 525

(a) Following clarification of the IFRIC agenda committee following the IASB decision, AXA has reclassified TSDI instruments (perpetual subordinated debts) into shareholders' equity.

Item 19. Exhibits

The following is a list of exhibits filed with this Annual Report or incorporated herein by reference.

Index Number	Description
1.	(a) "Statuts" of the Company. (b) "Règlement Intérieur" of the Company.
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

3.	Voting Trust Agreement, as amended, dated as of January 22, 1997, filed as Exhibit 9.2 to the
Company's Registration Statement on Form F-4 filed on November 21, 2000 (registration no.
333-50438) and incorporated herein by reference.

4.	(a) Merger Agreement, dated as of June 29, 2005, between AXA and FINAXA, filed as Exhibit 4(a) to the Company's Annual Report on Form 20-F filed on June 29, 2006 and incorporated herein by reference.
(b) Employment Agreement, dated May 11, 2001, between Christopher M. Condron, and
AXA Financial, Inc., filed as exhibit 10.16 to the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2001, filed on August 13, 2001 and incorporated herein by reference.

8.	List of the Company's consolidated subsidiaries at December 31, 2007 is provided in Note 2 to the Consolidated financial statements included as Part V in the AXA Group 2007 Annual
Report included herein as Exhibit 15(b) to this Annual Report on Form 20-F.

12.	(a) Certification required of the Chief Executive Officer required by Section 302 of the Sarbanes-Oxley Act of 2002.
(b) Certification required of the Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act of 2002.
13.	(a) Certification required of the Chief Executive Officer required by Section 906 of the Sarbanes-Oxley Act of 2002.
(b) Certification required of the Chief Financial Officer required by Section 906 of the Sarbanes-Oxley Act of 2002.
15.	(a) Consent of Independent Accountants.
(b) The specific portions of the AXA Group 2007 Annual Report incorporated by reference in this Annual Report on Form 20-F (incorporated by reference from Exhibit 1 of AXA's Report on Form 6-K furnished to the SEC on April 28, 2008). For the avoidance of doubt, the AXA
Group 2007 Annual Report contained in Exhibit 1 of AXA's Report on Form 6-K furnished to the SEC on April 28, 2008 is furnished to the SEC for information only and is not hereby filed as an exhibit except for such specific portions as are expressly incorporated by reference in this Annual Report on Form 20-F.

E-1

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AXA /s/ Denis Duverne
Denis Duverne Chief Financial Officer Member of the Management Board

Date: April 30, 2008

SS-1

INDEX TO EXHIBITS

Index Number	Description
1.	(a) "Statuts" of the Company.* (b) "Règlement Intérieur" of the Company.*
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

3.	Voting Trust Agreement, as amended, dated as of January 22, 1997, filed as Exhibit 9.2 to the
Company's Registration Statement on Form F-4 filed on November 21, 2000 (registration no.
333-50438) and incorporated herein by reference.

4.	(a) Merger Agreement, dated as of June 29, 2005, between AXA and FINAXA, filed as Exhibit 4(a) to the Company's Annual Report on Form 20-F filed on June 29, 2006 and incorporated herein by reference.
(b) Employment Agreement, dated May 11, 2001, between Christopher M. Condron, and
AXA Financial, Inc., filed as exhibit 10.16 to the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2001, filed on August 13, 2001 and incorporated herein by reference.

8.	List of the Company's consolidated subsidiaries at December 31, 2007 is provided in Note 2 to the consolidated financial statements included as Part V in the AXA Group 2007 Annual
Report included herein as Exhibit 15(b) to this Annual Report on Form 20-F.

12.	(a) Certification required of the Chief Executive Officer required by Section 302 of the Sarbanes-Oxley Act of 2002.*
(b) Certification required of the Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act of 2002.*
13.	(a) Certification required of the Chief Executive Officer required by Section 906 of the Sarbanes-Oxley Act of 2002.*
(b) Certification required of the Chief Financial Officer required by Section 906 of the Sarbanes-Oxley Act of 2002.*
15.	(a) Consent of Independent Accountants. *
(b) The specific portions of the AXA Group 2007 Annual Report incorporated by reference in this Annual Report on Form 20-F (incorporated by reference from Exhibit 1 of AXA's Report on Form 6-K furnished to the SEC on April 28, 2008). For the avoidance of doubt, the AXA
Group 2007 Annual Report contained in Exhibit 1 of AXA's Report on Form 6-K furnished to the SEC on April 28, 2008 is furnished to the SEC for information only and is not hereby filed as an exhibit except for such specific portions as are expressly incorporated by reference in this Annual Report on Form 20-F.

* Filed as exhibit herewith.

E-2