Form 20-F
period 2008-12-31
AXA
filed 2009-03-27
CIK 898427

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008
OR
[  ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
[  ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 1-14410

AXA

(Exact name of Registrant as specifed in its charter)

N / A

(Translation of Registrant’s name into English)

The Republic of France
(Jurisdiction of incorporation or organization)

25, avenue Matignon - 75008 Paris - France

(Address of principal executive offices)

Denis Duverne, Chief Financial Officer and Member of the Management Board

email: denis.duverne@axa.com

25, avenue Matignon - 75008 Paris - France

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12 (b) of the Act:

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

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2008 was: 2,089,158,169

Ordinary Shares of Euro 2.29 nominal value per share, including 90,498,617 American Depositary Shares (as evidenced by American Depositary

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

Large accelerated filer [X]                Accelerated filer                   Non-accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP  [  ]                 International Financial Reporting Standards as issued by the International Accounting Standards Board [X]

Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17  [  ]                  Item 18 [X]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes  [  ]                 No [X]

Table of contents:

Presentation of Information

This Annual Report on Form 20-F has been filed with the United States Securities and Exchange Commission (referred to hereafter as the “US SEC” or “SEC”).

In this Annual Report on Form 20-F, unless provided otherwise, the “Company”, “AXA” or “AXA SA” refers to AXA, a
Société Anonyme organized under the laws of France, which is the publicly traded parent company of the AXA Group, and “AXA Group”, the “Group” or “we” refers to the Company together with its direct and indirect consolidated subsidiaries. The Company’s ordinary shares are referred to in this Annual Report on Form 20-F as “shares”, “ordinary shares”, or “AXA ordinary shares”. The principal trading market for the Company’s ordinary shares is the Compartment A of Euronext Paris, which we refer to in this Annual Report on Form 20-F as “Euronext Paris”. The Company’s American
Depositary Shares and American Depositary Receipts are referred to in this Annual Report on Form 20-F as “ADSs”
and “ADRs”, respectively. The ADSs and ADRs are listed on the New York Stock Exchange (referred to in this Annual
Report on Form 20-F as “NYSE”). Each ADR evidences one ADS which, in turn, represents one AXA ordinary share.

This Annual Report on Form 20-F incorporates by reference specific portions of AXA’s home country 2008 Annual
Report to Shareholders (the “AXA Group 2008 Annual Report”) which was furnished to the SEC on a Form 6–K on
March 27, 2009. Therefore, the information in this Annual Report on Form 20-F should be read in conjunction with such portions of the AXA Group 2008 Annual Report incorporated by reference herein. Those portions of the AXA Group
2008 Annual Report incorporated by reference in this Form 20-F are included herein as Exhibit 15(b). The AXA Group
2008 Annual Report has been furnished to the SEC for information purposes only and the AXA Group 2008 Annual
Report is not filed with the SEC except for such specific portions as are expressly incorporated by reference in this
Annual Report on Form 20-F.

Item 18 of this Annual Report on Form 20-F incorporates by reference AXA’s consolidated financial statements for the years ended December 31, 2008, 2007 and 2006 from the AXA Group 2008 Annual Report (Part V “Consolidated
Financial Statements”). These financial statements have been prepared in accordance with International Financial
Reporting Standards (referred to in this Annual Report on Form 20-F as “IFRS”) and interpretations from the International
Financial Reporting Interpretations Committee (referred to in this Annual Report on Form 20-F as “IFRIC”) that were definitive and effective as at December 31, 2008, as adopted by the European Union before the balance sheet date.
However, the Group does not use the “carve out” option to avoid applying all the hedge accounting principles required by IAS 39. As a consequence, AXA’s consolidated financial statements also comply with IFRS as issued by the
International Accounting Standards Board (“IASB”).

Various amounts in this Annual Report on Form 20-F and in the AXA Group 2008 Annual Report are shown in millions for presentation purposes. Such amounts have been rounded and, accordingly, may not total. Rounding differences may also exist for percentages.

Exchange Rate Information

The information required by this Item is incorporated by reference herein from the AXA Group 2008 Annual Report,
Part I, Section 1.2 page 1.

Special Note Regarding
Forward-Looking Statements

This Annual Report on Form 20-F and other publicly available documents concerning AXA may include, and AXA’s officers and representatives may from time to time make, statements which may constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are not historical facts but instead represent AXA’s belief regarding future events, many of which, by their nature, are inherently uncertain and outside of AXA’s control.

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

– market risks including those related to (a) financial market volatility, stock market prices, fluctuations in interest rates, and foreign currency exchange rates, (b) illiquidity in the credit markets, (c) counterparty credit risks, (d) adverse<

developments that may affect the value of AXA’s investments and/or result in investment losses and default losses,

(e) the use of derivatives and AXA’s ability to hedge effectively, (f) sustained elevated inflation rates, and (g) continued

adverse conditions and potential further negative developments in the economies in AXA’s major markets;
– the financial and claims-paying ability ratings of AXA’s insurance subsidiaries, as well as AXA’s credit rating and ability to access adequate financing to support its current and future business;
– changes in policies of central banks and/or governments;
– the intensity of competition from other financial institutions including institutions that have received government support, directly or indirectly, through capital injections, asset purchases, guarantees or other means;
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
– AXA’s reputation and brand recognition in the marketplace;

– AXA’s relationships with regulatory authorities in the various markets where it does business;
– the effect of litigation or changes in laws and regulations on AXA’s businesses, including changes in tax laws affecting insurance and changes in accounting and reporting practices;
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

The above factors are in addition to those factors discussed elsewhere in this Annual Report on Form 20-F including matters discussed under the following sections: Item 3 “Key Information – Risk Factors”; Item 4 “Information on the
Company – Additional Factors which may affect AXA’s Business”; Item 5 “Operating and Financial Review and Prospects”;
Item 11 “Quantitative and Qualitative Disclosures About Market Risk” and Item 18 “Financial Statements”.

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

Part I

Item 1. Identity of Directors,
Senior Management and
Advisers

Not applicable

Item 2. Offer Statistics and
Expected Timetable

Not applicable

Item 3. Key Information

A–SELECTED

CONSOLIDATED FINANCIAL DATA

The information required by this Item is incorporated by reference herein from the AXA Group 2008 Annual Report,
Part II, Section 2.1 pages 4 to 8 (“Selected Consolidated Financial Data”, “Exchange rate information”, “Information on Euro Noon Buying Rates”, and “Dividends”), and Part V, Note 26 to the Consolidated Financial Statements page
401.

B–CAPITALIZATION
AND INDEBTEDNESS

Not applicable

C–REASONS

FOR THE OFFER AND USE OF PROCEEDS

Not applicable

D–RISK FACTORS

The information required by this Item is incorporated by reference herein from the AXA Group 2008 Annual Report,
Part IV, Section 4.1 “Risk factors” pages 192 to 205 and Part II, Section 2.2 “Additional factors which may affect AXA’s business” pages 40 to 46.

Item 4. Information on the
Company

The information required by this Item is incorporated by reference herein from the AXA Group 2008 Annual Report,
Part II, Section 2.2 “Information on the Company” pages 9 to 46. Please note that the following non-GAAP measures presented in the tables on pages 18 and 22 of the AXA Group 2008 Annual Report are not incorporated by reference into this Form 20-F: “Annual Premium Equivalent”, “New Business Value”, “Underlying Earnings” and “Adjusted
Earnings”.

Please see Note 14.3 in AXA Group’s consolidated financial statements incorporated by reference herein from
AXA Group 2008 Annual Report, Part V (pages 230 to 412) related to reconciliation of Property & Casualty insurance claims and claim adjustment expenses for each of the years in the three years ended December 31, 2008.

Item 4A. Unresolved Staff
Comments

None

Item 5. Operating and Financial
Review and Prospects

You should read the following discussion and analysis together with AXA’s audited consolidated financial statements and the related Notes included in Item 18 of this Annual Report on Form 20-F.

The audited consolidated financial statements have been prepared in accordance with IFRS as issued by the
International Accounting Standards Board (IASB). Such financial statements also comply with IFRS as adopted by the
European Union as described in Note 1 to the consolidated financial statements included in Item 18 of this Annual
Report on Form 20-F.

Certain information discussed below and elsewhere in this Annual Report on Form 20-F includes forward-looking statements that involve risks and uncertainties. See “Special Note Regarding Forward-Looking Statements” provided at the beginning of this Annual Report on Form 20-F and Item 3 “Key information – D - Risk Factors” for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in this Annual Report on Form 20-F.

This discussion and analysis also includes certain terms that are used by AXA in analyzing its business operations and, therefore, may not be comparable with terms used by other companies. These terms are defined in the glossary presented at the end of this Item.

OVERVIEW

The Operating and Financial Review and Prospects item provides certain information on markets for the current year and a discussion and analysis of AXA’s operating performance for the years ended December 31, 2008, 2007 and
2006 as reported under IFRS as follows:

- The information on the market conditions applicable to the year ended December 31, 2008, with a focus mainly on the financial market and insurance market conditions for the main countries in which AXA operates.
- A summary of the main operating highlights of the year specific to AXA, including a summary of the principal acquisitions and disposals and capital transactions that occurred during the year, as well as any important events subsequent to December 31, 2008.
- An overview of critical accounting policies, setting out the accounting policies that require the use of significant assumptions and estimates in the preparation of the consolidated financial statements.

The “consolidated operating results” section is based on IFRS consolidated financial statements and is composed of two main parts:

(i) Consolidated revenues for the Group and by operating segment for the year ended December 31, 2008 compared to the year ended December 31, 2007, and for the year ended December 31, 2007 compared to the year ended

December 31, 2006; and

(ii) Consolidated results for the Group and by operating segment for the year ended December 31, 2008 compared to the year ended December 31, 2007, and for the year ended December 31, 2007 compared to the year ended
December 31, 2006. In addition, specific commentary and analysis are provided for each segment, (i.e. Life &
Savings, Property & Casualty, International Insurance, Asset Management and Banking, as well as the Holdings and
Other Companies segment), and investment results are provided for each insurance operating segment.

Additional information is provided in the “Liquidity and Capital Resources” section, describing AXA’s operating sources and uses of funds, solvency margin requirements, supplementary information on contractual obligations and specific information relating to off-balance sheet arrangements, and consolidated cash-flows.

INSURANCE AND ASSET MANAGEMENT
MARKETS

Incorporated by reference herein from the AXA Group 2008 Annual Report, Part II, Section 2.3 “Insurance and Asset
Management Markets” pages 47 to 51.

MARKET CONDITIONS IN 2008

Incorporated by reference herein from the AXA Group 2008 Annual Report, Part II, Section 2.3 “Financial market conditions in
2008” pages 52 and 53.

For information purposes and in respect of AXA’s principal non-Euro-based operations, the analysis below provides an indication of the impact of foreign currency fluctuations on total revenues’ growth.

For operations denominated in:	U.S. $	British Pound	Japanese Yen	Swiss Franc
Gross Revenues growth in original currency (2008 vs. 2007)	–9.9%	–5.0%	–7.0%	3.1%
Foreign exchange impact	–6.2%	–13.4%	–1.7%	3.6%
Gross Revenues growth in Euro (2008 vs. 2007)	–16.0%	–18.4%	–8.7%	6.7%

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

DECEMBER 31, 2008 OPERATING
HIGHLIGHTS

Incorporated by reference herein from the AXA Group 2008 Annual Report, Part II, Section 2.3 "Operating Highlights"
pages 54 to 58.

EVENTS SUBSEQUENT TO DECEMBER 31,
2008

Incorporated by reference herein from the AXA Group 2008 Annual Report, Part II, section 2.3 "Events subsequent to
December 31, 2008" page 59.

CRITICAL ACCOUNTING POLICIES

The accounting principles used in the preparation of the Consolidated financial statements in accordance with IFRS as issued by the IASB are set out in Note 1 to the Consolidated financial statements in Item 18 of this Annual Report on Form 20-F. As it relates to the Consolidated financial statements included in this Form 20-F there is no difference between IFRS as adopted by the European Union and IFRS as adopted by the International Accounting Standard
Board ("IASB").

The Group no longer provides reconciliation of its Consolidated financial statements prepared under IFRS as issued by the IASB to U.S. GAAP, as allowed by the SEC's Release No. 33-8879, Acceptance from Foreign Private Issuers of
Financial Statements Prepared in Accordance with International Financial Reporting Standards without Reconciliation to U.S. GAAP, and the related amendments to the SEC rules and Form 20-F.

Certain of AXA's accounting policies under IFRS require the use of estimates and assumptions that may involve a significant degree of judgment and which affects amounts reported in AXA's Consolidated financial statements.
Management applies judgment for complex transactions that may require estimates about matters that are inherently uncertain. These estimates may be based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Consequently, actual experience or current estimates could differ significantly from the previous estimates due to changes in assumptions and financial market or economic or other conditions. Such differences are reflected in the financial statements if material and impact AXA's financial results and conditions. These estimates and related judgments are common in the insurance and financial services industries.

The accounting policies deemed critical to AXA's operational results of operations and financial position, in terms of materiality and the degree of judgment and estimation involved, are summarized below. The statements below contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act. See "Special Note
Regarding Forward-looking Statements" included at the beginning of this Annual Report on Form 20-F.

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

In particular, in the case of a SPE under SIC 12, control may exist when, in substance:

– the activities of the SPE are being conducted on behalf of AXA according to its specific business needs so that AXA obtains benefits from the SPE’s operations;
– AXA has the decision-making powers to obtain the majority of the benefits of the SPE or, by setting up an “autopilot”

mechanism, AXA has delegated these decision-making powers;
– AXA has rights to obtain the majority of the benefits of the SPE and may be exposed to risks of the SPE; or
– AXA retains the majority of the residual or ownership risks related to the SPE or its assets.

The AXA Group scope of consolidation is reviewed twice a year. The review reconsiders the determination of entities to be included in the scope of consolidation based on the analysis of the concept of control under IAS 27/SIC 12 for the half year (June 30) and full year (December 31) closings. The analysis considers any changes or updates in the Group’s power to govern the financial and operating policies of the entities so as to obtain benefits from its activities. The reassessment is performed if there are changes to the vehicle structure, ownership, activities or other arrangements.
Examples of such typical triggers of reconsideration are:

- changes to the entity’s legal structure or governing agreements;

- changes in contractual arrangements of the entity;

- changes in ownership or equity holdings;

- changes in activities or decision making abilities; and

- other changes that may impact the Group’s ability to obtain benefits or its exposure to risks and losses.

In case of material arrangements with special purpose vehicules resulting in control of the SPV, such entities are consolidated as disclosed in Note 2.2 of the consolidated financial statements included in Item 18 of this Annual
Report on Form 20-F. Non controlled investment funds are vehicules for which the Group’s shares in these funds do not provide control and for which there is no material arrangement. Should the Group’s share in held non-controlled investment funds remain unchanged, most of these funds would still be unconsolidated, with the held investment funds shares being recognized on the balance sheet at fair value at the closing date.

The only scenarios under which the Group believes it would have to consolidate such entities relate to funds originated by the Group’s asset management subsidiaries where AXA Group’s ownership interest is close to 50%. In such cases, if market conditions were to improve such that fees received would become material, the Group could be considered as having obtained control as defined by IAS 27/SIC 12 of these funds.

Given current market conditions and the nature of the Group activities (generally no securitization of AXA’s previously held invested assets), there was no consolidation of additional off-balance sheet special purpose vehicles originated by the Group during the period other than those driven by increases in the ownership interests held by the Group’s entities.

Under IFRS, the consolidation methods are:

- the full consolidation method if AXA exercises an exclusive control;

- the proportionate method if AXA exercises a joint control;

- the equity method if AXA exercises a significant long-term influence.

Goodwill

Goodwill represents the excess of the cost of acquisition over the net fair value of the assets, liabilities and contingent liabilities acquired and is recorded as an asset in the balance sheet. Goodwill is considered to have indefinite useful life and is, therefore, not amortized. AXA reviews goodwill when there is an indication that an impairment may have taken place or, at a minimum, on an annual basis. A multi-criterion analysis is used in order to determine if there are significant adverse changes (parameters include value of assets, future operating profits, market share). The possibility of an impairment can be derived from events or changes in circumstances indicating that the carrying amount of goodwill may not be recoverable.

An impairment loss is recognized for a cash-generating unit if, and only if, the recoverable amount of the unit or group of units is less than the carrying amount of the unit or group of units. The recoverable amount of each cash generating unit or group of units is the higher of (i) the cash generating unit or group of units’ fair value less costs to sell and (ii)
its value in use.

Fair value includes quotations when available and/or relevant or valuation techniques incorporating observable market data, adjusted when necessary to take into account control premia. Value in use calculations are also based on valuation techniques.

For Life & Savings businesses, such valuation techniques include discounted cash flows taking into account:

• the current shareholders’ net asset value plus future profitability on business in force.

Such techniques (embedded value types of methodologies) are industry specific valuation methods which are consistent with the principles of discounted earnings approaches as the value of business in force results from the projection of distributable earnings. The current shareholders’ net asset value is adjusted to take into account any difference between the basis of cash flows projections used in the value of business in force calculations and IFRS;

• and profitability on future new business.

The value of new business is computed either on the basis of multiples of a standardized year of new business contribution (present value of projected future distributable profits generated from business written in a year)
or on a projection of each of the expected annual future earnings when multiples are not appropriate because of future growth specific patterns.

Key assumptions include expected growth, expenses, cost of capital, future investment margins, first assessed on a risk free basis (basic test) and then on the basis of illustrative investment assumptions suitable for a traditional embedded value approach if the previous recoverable value is lower than the carrying amount.

For each group of units of the Property & Casualty and Asset Management businesses, the calculation uses cash flow projections based on business plans approved by management covering a three to five year period and a risk adjusted discount rate. Cash flows beyond that period have been extrapolated using a steady growth rate and terminal value.

The results of these projections exceed the carried amount of each of the generating unit or group of units. However, given current market conditions, the amount of excess has decreased significantly, in particular in the US Life & Savings and asset management markets, and in the UK Life & Savings market. To the extent that securities valuations remain depressed for prolonged periods of time and market conditions stagnate or worsen as a result of the global financial crisis, revenues, profitability, new business volumes, assets under management would likely be adversely affected.
In addition, the future cash flow expectations and other assumptions underlying management’s current business plans could be negatively impacted by other risks to which the Group’s business is subject. As a result, subsequent impairment tests may be based upon different assumptions and future cash flow projections, which may result in an impairment of these assets in the foreseeable future.

Any impairment could reduce materially the recorded goodwill amount with a corresponding charge to earnings.

Information on goodwill, changes in goodwill and goodwill impairment is disclosed in Note 5 of the consolidated financial statements included in Item 18 of this Annual Report on Form 20-F.

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

Fair value measurement

Active market: quoted price

The Group applies the IAS 39 fair value hierarchy as described below for both assets measured at fair value and assets at cost for which fair value is disclosed in the notes to the financial statements.

Fair values of financial assets traded on active markets are determined using quoted market prices when available. A financial instrument is regarded as quoted in an active market if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency and those prices represent actual and regularly occurring market transactions on an arm’s length basis between a willing seller and a willing buyer. For assets traded in active markets, quotes received from external pricing services represent generally consensus prices.

The amount of assets for which fair value is determined in whole directly by reference to an active market is disclosed in column (1) of the table shown in the section below Financial assets recognized at fair value excluding derivatives.

Active versus inactive markets

Equity securities quoted on exchange traded developed markets and bonds actively traded on liquid markets for which prices are regularly provided by external pricing services that represent consensus with limited dispersion and for which quotes are readily available are generally considered as being quoted in an active market. For this purpose, liquidity may be defined as the possibility to sell or dispose of the asset in the ordinary course of business within a certain limited time period at approximately the price at which the investment is valued. Liquidity for debt instruments is assessed using a multi criteria approach including the number of quotes available, the place of issuance and the evolution of the evolution of the widening of bid ask spreads.

A financial instrument is regarded as not quoted in an active market if there is little observation of transaction prices as an inherent characteristic of the instrument, when there is a significant decline in the volume and level of trading activity, in case of significant illiquidity or if observable prices can not be considered as representing fair value because of market dislocation. Characteristics of inactive markets can therefore be very different in nature, inherent to the instrument or be indicative of a change in the conditions prevailing in certain markets.

Assets not quoted in an active market

The fair values of financial instruments that are not traded in an active market are estimated:

– using external and independent pricing services, or

– using valuation techniques.

The amount of assets which are not traded in an active market is disclosed in column (2) of the table shown in the section below Financial assets recognized at fair value excluding derivatives.

• No active market : use of external pricing services
External pricing services may be fund asset managers in the case of non consolidated investments in funds or brokers. To the extent possible, the Group collects quotes from external pricing providers as inputs to measure the fair value of assets held. Prices received may form tight clusters or dispersed quotes which may then lead to the use of valuation techniques. The dispersion of quotes received may be an indication of the large range of assumptions used by external pricing providers given the limited number of transactions to be observed or reflect the existence of distress transactions. In addition, given current market conditions and the complete inactivity of some markets, many financial institutions closed their desks dedicated to structured assets deals and are no longer in a position of delivering meaningful quotes.

• No active market: use of valuation techniques
Valuation techniques are subjective in nature and significant judgment is involved in establishing fair values for financial assets. They include recent arm’s length transactions between knowledgeable willing parties on similar assets if available and representative of fair value and involve various assumptions regarding the underlying price, yield curve, correlations, volatility, default rates and other factors. Unlisted equity securities are based on cross checks using different methodologies such as discounted cash flows techniques, price earning ratios multiples, adjusted net asset values, taking into account recent transactions on instruments which are substantially the same if concluded at arm’s length between knowledgeable willing parties, if any. The use of valuation techniques and assumptions could produce different estimates of fair value. However, valuations are determined using generally accepted models (discounted cash flows, Black&Scholes models,…) based on quoted market prices for similar instruments or underlyings (index, credit spread,…) whenever such directly observable data are available and valuations are adjusted for liquidity and credit risk.

Valuation techniques may be used when there is little observation of transaction prices as an inherent characteristic of the market, when quotes made available by external pricing providers are too dispersed or when market conditions are so dislocated that observed data can not be used or need significant adjustments. Internal mark to model valuations are therefore normal market practices for certain assets inherently scarcely traded or exceptional processes implemented due to specific market conditions.

• Use of valuation techniques in dislocated markets
The dislocation of certain market may be evidenced by various factors, such as very large widening of bid ask spreads which may be helpful indicators in understanding whether market participants are willing to transact, wide dispersion in the prices of the small number of current transactions, varying prices over time or among market participants, inexistence of secondary markets, disappearance of primary markets, closing of dedicated desks in financial institutions, distress and forced transactions motivated by strong needs of liquidity or other difficult financial conditions implying the necessity to dispose of assets immediately with insufficient time to market the assets to be sold, and large bulk sales to exit such markets at all costs that may involve side arrangements (such as sellers providing finance for a sale to a buyer),... Transactions do not meet the definition of a forced or distress sale if the seller had a reasonable amount of time to market the assets or there were a number of parties competing to buy. However, in an inactive market, a transaction price for the same instrument might not represent fair value if the transaction involved a seller that needed to sell the assets and there was one or very few buyers.

In such cases, the Group uses valuation techniques including observable data whenever possible and relevant, adjusted if needed to develop the best estimate of fair value, including adequate risk premium or develops a valuation model based on unobservable data representing estimates of assumptions that willing market participants would use when prices are not current, relevant or available without undue costs and efforts: in inactive markets, transactions may be inputs when measuring fair value, but would likely not be determinative and unobservable data may be more appropriate than observable inputs. The objective of these models is to arrive at the price at which an orderly transaction would take place between market participants (a willing buyer and a willing seller) at the measurement date.

For those assets for which the Group used mark-to-model valuations because of dislocated market conditions, sensitivities are disclosed in the section below, even when such techniques are based on a majority of observable inputs.

Financial assets recognized at fair value excluding derivatives

						(in Euro million)
	December 31, 2008		December 31, 2007		December 31, 2006
	Fair value determined directly by reference to an active market (1)	Fair value Assets not quoted in an active market/ No active market (2)	Fair value determined directly by reference to an active market (1)	Fair value Assets not quoted in an active market/ No active market (2)	Fair value determined directly by reference to an active market (1)	Fair value Assets not quoted in an active market/ No active market (2)
Financial assets held at fair value excluding
assets backing contracts where the financial
risk is borne by policyholders	193,648	153,930	306,639	67,153	320,090	58,830

Methods applied to determine the fair value of held assets measured at fair value in the financial statements are described in the section above. The group applies the IAS 39 fair value hierarchy.

Assets classification

Fair values determined in whole directly by reference to an active market (column (1)) relate to prices which are readily and regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency and those prices represent actual and regularly occurring market transactions on an arm’s length basis, i.e. the market is still active.

Fair values for assets not quoted in an active market/ No active market (column (2)) include:

- values provided at the request of the Group by pricing services and which are not readily publicly available or values provided by external parties which are readily available but relate to assets for which the market is not always active,

and

- assets measured on the basis of valuation techniques including a varying degree of assumptions supported by market transactions and observable data.

Descriptions in the sections above and below provide information regarding the criteria retained in order to classify prices provided by external pricing services. In all circumstances and in whichever category of the fair value hierarchy they fall into, quotes provided by external parties are considered to be inputs from market participants. They represent objective market sources provided by unrelated parties. The Group is responsible for determining the fair values of securities carried at fair value. The scope of work generally performed when using data from outside parties include, but is not limited to monthly analytical reviews of the prices against prior values entered into the systems, current pricing statistics and trends, dispersion of the collected quotes. More work is performed with regard to proprietary models than with respect to consensus prices, including, to the extent possible an understanding and evaluation of the various pricing methods used by third parties.

Fair values determined in whole directly by reference to an active market (column (1))

Most of the equity securities traded on exchange markets, government bonds, government related bonds and corporate bonds were previously (years ending at December 31, 2006 and 2007 shown above) considered as quoted in an active market, with quotes or consensus prices readily available. Quotes provided by external pricing services are presented in column (1) if readily, regularly and publicly available and if related markets are considered as active.
Brokers and vendors quotes are presented in column (2) if there is no active market as an inherent characteristic of the instrument or if the market is no longer active. As at December 31, 2008, a significant proportion of bonds (mainly corporate bonds), although still measured using the same valuation sources (mainly quotes from external pricing providers) were no longer considered to be quoted in an active market and were therefore presented in column (2)
because of the increasing illiquidity of such markets leading to markets which were no longer active. Liquidity for debt instruments is assessed using a multi criteria approach including the number of quotes available, the place of issuance of such instruments and the evolution of the widening of bid ask spreads.

Fair values of assets not quoted in an active market - no active markets (column (2))

Amounts presented in column (2) represent a variety of circumstances. A financial instrument is regarded as not quoted in an active market if there is little observation of transaction prices as an inherent characteristic of the instrument, when there is a significant decline in the volume and level of trading activity, in case of significant illiquidity or if observable prices can not be considered as representing fair value because of dislocated market conditions. Characteristics of inactive markets can therefore be very different in nature, inherent to the instrument or be indicative of a change in the conditions prevailing in certain markets.

Among amounts presented in column (2), fair values determined in whole or in part using a valuation technique based on assumptions that are not supported by a majority of prices from observable current market transactions in the same instrument or a majority of available observable market data represent as at December 31, 2008 less than 3.4% (2.2% 1 as at December 2007) of financial invested assets held by the Group excluding assets backing contracts where the financial risk is borne by policyholders (including an estimation of the extent to which external quotes on inactive markets are based on observable data).

Assets such as certain unquoted debt instruments, instruments issued on private markets such as private equity securities or private loans were always considered as not quoted in active markets as an inherent characteristic of these investments and were included in column (2) in all periods presented. Valuations are based either on external pricing providers or internal models using techniques commonly used by market participants. Valuation teams make the maximum use of current transaction prices if any and observable data but some of the underlying sectors to which the investment relate may be so particular that significant adjustments are performed or unobservable data are used. Private equity funds of funds are measured on the basis of the latest Net Asset Values of funds provided to the
Group.

As mentioned above, many corporate bonds held by the Group were presented in column (2) as at December 31, 2008 as opposed to December 31, 2007 and 2006 because of the significant illiquidity of such markets at the end of the period. Valuation sources were however unchanged, even if market participants recognize that available quotes include more than expected credit defaults and an adequate associated risk premium, i.e. such prices/spreads reflect liquidity premia in excess of credit risks and funding costs associated with the inherent characteristics of the instruments.

A significant portion of ABS (Asset Backed Securities) and CDOs (Collaterized Debt Obligations) held by the Group were transferred in column (2) as at December 2007 when markets became no longer active while still measured using the same valuation approaches (mainly external valuations and indices). As at December 31, 2008, the turmoil reached a further point of dislocation. Many financial institutions closed their desks dedicated to structured assets deals and were no longer in a position of delivering meaningful quotes with the appropriate knowledge and dedication at the end of year 2008. The lack of activity with very few prices representing arm’s length transactions between willing market participants restricted the possibility and the relevance to refer to the very limited number of observed deals.
As a result, more valuation techniques were introduced at year end based on a maximum use of observable inputs whenever possible.

1 Restated in 2008 in comparison with 2007 in order to take into account a change in the way the amount of such assets based on a limited number of observable data was estimated: at the end of 2008, the two proportions disclosed for 2008 and 2007 are based on an estimation of the weight of observable data used external pricing services when setting their quotes, while such estimated look through exercize was not performed at the date of issuance of December 31, 2007 financial statements

Such models incorporate factors that market participants would consider in setting a price and are consistent with accepted economic methodologies for pricing financial instruments. They were applied except when the uncertainty surrounding valuation was assessed as being too significant to exercise an adequate judgment in setting the appropriate risk margins (in which case assets remained measured on the basis of available quotes). For the purpose of the modeling, ABS and CDOs were ranked according to their underlying risks characteristics such as their underwriting and origination year for example to determine the appropriate set of assumptions to be used, giving consideration to market conditions in pricing these instruments. Cash flows were developed based on current observable inputs reflecting the credit metrics of each type of underlying assets: for example weighted average rating factors – WARF – provided by rating agencies, historical default rates or third parties credit defaults studies, with loss severity assumptions and recovery lag, adjusted with adequate risk margins to reflect the uncertainty related to these inputs and the historical dimension of some of these data. Risk adjusted discount rates have been based on interest rates and discount margins derived from observations of implied rates of return adjusted considering the current evolution of available quotes which reflect spreads widening due to increased liquidity risks. The objective of these models is to arrive at the price at which an orderly transaction would take place between market participants (a willing buyer and a willing seller) at the measurement date.

For ABS and CDOs measured as at December 31, 2008 using the valuation techniques described above

(€7,787 million):

– using alternative credit risks assumptions higher by 25% would impact net income by €–4.4 million, net of tax and policyholders’ participation related adjustments, and the Statement of Recognized Income and Expenses (SoRIE) by

€–13.8 million net of tax and policyholders’ participation related adjustments;

– using alternative discount margins higher by 25% would impact net income by €–56.2 million, net of tax and policyholders’ participation related adjustments, and the Statement of Recognized Income and Expenses (SoRIE) by

€–86.8 million, net of tax and policyholders’ participation related adjustments.

Impairment

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

– the length of time or the extent to which an unrealized loss position exists for equity securities,

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

For debt securities classified as held to maturity or available for sale, the impairment test related to a credit event is performed at the individual level. If the test based on future cash flows discounted using the effective interest rate at acquisition date indicates that there is objective evidence that the cost may not be recovered, the debt security needs to be impaired. In this case, the charge recorded in the income statement is calculated based on i) for held to maturity debt instruments, the recoverable amount equal to these future cash flows, ii) for available for sale debt instruments, the current market value, representing the difference between the market value and the recorded value of the instrument
(less any impairment loss on that asset previously recognized). The impairment charge for debt securities is reversible in future periods. If the identified risk is eliminated or improves, the valuation allowance may be reversed with the amount of the reversal recognized in the income statement.

Impairments of loans available for sale are based on the present value of expected future cash flows, discounted at the loan’s effective interest rate (down to the loan’s observable market price), or on the fair value of the collateral.

In general, assessing an issuer’s near-term prospects may be difficult and involve some reasonable judgments and assumptions. The use of, and changes to, different methodologies and assumptions may have a material effect on
AXA’s consolidated operating results under IFRS. In addition, given current market conditions, to the extent that securities valuations remain depressed for prolonged periods of time and market conditions stagnate or worsen as a result of the global financial crisis, additional impairment charges may have to be recognized in the foreseeable future, which could materially reduce future earnings.

See the AXA Group 2008 Annual Report, Part IV, Section 4.1 – Risk Factors – “The determination of the amount of allowances and impairments taken on our investments requires use of significant management judgment in certain cases, particularly for debt instruments, and could materially impact our results of operations or financial position” on page 195.

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

The table disclosed in Note 9.5 to the consolidated financial statements included in Item 18 of this Annual Report on
Form 20-F presents the exposure of investments sensitive to either fair value or cash flow interest rate risks, with the indication of whether the potential changes in the interest rate curves would impact the shareholders’ equity or the net income of the Group, before the effects of hedges in place.

In accordance with IFRS 7, the Group discloses, in Note 4 of its consolidated financial statements included in Item 18 of this Annual Report on Form 20-F, quantitative sensitivities of the Group “Embedded Value” to interest risk. “Embedded
Value” (EV) is a valuation methodology often used for long term insurance business. It attempts to measure the present value of cash available to shareholders now and in the future. “European Embedded Value” (EEV) is a refinement of this methodology based on Principles issued by the CFO Forum of European insurers, which AXA adopted during 2005.
AXA publishes EEV only for its Life & Savings business.

The Group EV of AXA is the sum of the Life & Savings EEV and the other businesses shareholders’ equity.

The Group EV is not an estimate of AXA’s “fair value”, regardless of how one might define “fair value”. It does not include the value of business to be sold in the future, nor does it include any value for future profits from existing business for other-than-life businesses i.e. Property & Casualty, International Insurance, Asset Management and Banking. However,
the Life & Savings EEV is a key management metric measuring the risk-adjusted value of the business and tracking its evolution over time, and the Group EV provides a crucial link to processes that impact total Group value but cannot be seen within the Life & Savings segment, such as hedging strategies executed at the Group level and also the impact of leverage on the Group.

Additionally, fair values of interest rate sensitive instruments may be affected by the credit-worthiness of the issuer, prepayment options, relative values of alternative investments, the liquidity of the instrument and other general market conditions.

The table disclosed in Note 9.4 to the consolidated financial statements included in Item 18 of this Annual Report on
Form 20-F shows the Group’s fixed maturities by type of issuer.

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

The tables disclosed in Note 9.6 to the Consolidated financial statements included in Item 18 of this Annual Report on
Form 20-F present the exposure of the Group to equity price risk and whether the potential fluctuations would impact the shareholders’ equity or the net income of the Group. Furthermore, amounts realized in the sale of a particular security may be affected by the relative quantity of the security being sold.

In accordance with IFRS 7, the Group discloses, in Note 4 of its consolidated financial statements included in Item 18 of this Annual Report on Form 20-F, quantitative sensitivities of the Group “Embedded Value” (as defined above) to equity price risk.

Foreign Currency Exchange Risk

AXA's market risks associated with changes in foreign currency exchange rates affecting invested assets held by the
Group are concentrated in a limited number of portfolios of fixed maturities and equity securities denominated in foreign currency. Most of them back policyholders' liabilities denominated in the same foreign currency. Those for which this is not the case may be covered by foreign currency hedges.

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

1) Investment portfolios held by the Group's insurance operations (excluding assets backing unit-linked products where the financial risk is borne by policyholders) as well as by banks and holding companies.

These portfolios give rise to counterparty credit risk through the bonds and derivative products held within them.

At December 31, 2008, the breakdown of the debt security portfolio (€305.5 billion, including €10.7 billion held through with-profits funds) by rating was: 37% in AAA, 33% in AA, 19% in A, 8% in BBB, 2% in BB and lower, and 2% in other.

At December 31, 2007, the breakdown of the debt security portfolio (€303.2 billion, including €15.5 billion held through with-profits funds) by rating was: 37% in AAA, 30% in AA, 19% in A, 9% in BBB, 1% in BB and lower, and 4% in other.

At December 31, 2006, the breakdown of the debt security portfolio (€298.3 billion, including €17.9 billion held through with-profits funds) by rating was: 40% in AAA, 26% in AA, 22% in A, 9% in BBB, 1 % in BB and lower, and 1 % in other.

Credit risk diversification and analysis policies, particularly using credit ratings, are implemented by investment departments and monitored by Risk Management teams.

2) Asset Backed Securities by underlying type of asset (excluding Collateralized Mortgage Obligations
(CMOs)).

At December 31, 2008, the economic breakdown of the total value of ABS (€11.8 billion excluding CMOs and ABS held through with-profit funds) was: 23% in CLO, 15% in Consumer ABS, 12% in CDO, 21 % in Commercial MBS, 21%
in Prime Residential, 7% in US Subprime & Alt-A, and 3% in Non conforming RMBS.

At December 31, 2008, AXA's invested assets included an exposure to US subprime residential and Alt A mortgage loans of approximately €0.8 billion (68% equaling or above AA rating and 56% estimated policyholders' participation).

At December 31, 2007, the economic breakdown of the total value of ABS (€16.2 billion excluding CMOs and ABS held through with-profits funds) was: 18% in CLO, 15% in Consumer ABS, 11% in CDO, 18% in Commercial MBS,
23% in Prime Residential, 10% in US Subprime & Alt-A, and 5% in Non conforming RMBS. At December 31, 2007,
AXA's invested assets included an exposure to US subprime residential and Alt A mortgage loans of approximately
€1.6 billion (84% equaling or above AA rating and 54% estimated policyholders' participation).

3)  Breakdown of the ABS portfolio by rating.

At December 31, 2008, the breakdown of the total value by rating of the ABS portfolio was: 60% in AAA, 9% in AA,
13% in A, 11 % in BBB, 2% in high yield, and 4% in NR/equity.

At December 31, 2007, the breakdown of the total value of the ABS portfolio by rating was: 63% in AAA, 6% in AA,
14% in A, 10% in BBB, 1% in high yield, and 6% in NR/equity.

The negative gross fair value evolution of the ABS assets over the year 2008 was evaluated at €-3.5 billion, of which
€-2.7 billion was recognized in the income statement and €-0.7 billion was recognized in shareholders' equity (versus
€-1.5 billion in 2007, of which €-0.7 billion in the income statement and €-0.8 billion billion in shareholders' equity).

Net of policyholders participation, tax and VBI/DAC reactivity, the negative fair value evolution of the ABS assets over the year 2008 was evaluated at €-1.3 billion, of which €-1.0 billion in the income statement and €-0.3 billion in shareholders' equity (versus €-0.6 billion in 2007, of which €-0.3 billion in the income statement and €-0.3 billion in the shareholders' equity).

4)  Receivables from reinsurers resulting from reinsurance ceded by AXA.

The Group's top 50 reinsurers accounted for 80% of reinsurers' share of insurance and investment contract liabilities in 2008 (versus 78% in 2007 and 75% in 2006).

The breakdown of all reserves ceded to reinsurers by reinsurer rating at December 31, 2008 (€11.7 billion) was: 9%
in AAA, 43% in AA (at December 31, 2008, the AA rating portion of 43% included 7% for Swiss Re; Swiss Re rating was downgraded by Standard & Poor's to A+ on February 18, 2009), 25% in A, 2% in BBB, 1% in high yield, and
20% in other.

The "other" caption relates to reserves ceded to reinsurance pools, reserves ceded to reinsurers with which the
AXA Group does limited business (not in the top 50) and reinsurers not rated by the main rating agencies.

At December 31, 2007, the breakdown of reserves ceded to reinsurers (€11.3 billion) by reinsurer rating was: 9% in
AAA, 31 % in AA, 36% in A, 1 % in BBB/BB/B, and 22% in other.

At December 31, 2006, the breakdown of reserves ceded to reinsurers (€12.0 billion) by reinsurer rating was: 11%
in AAA, 30% in AA, 15% in A, 2% in BBB/BB/B, 17% in Paris RE (reserves ceded to PARIS RE as part of AXA RE disposal, which were not split by ratings at the end of 2006) and 25% in other.

Derivative Instruments

AXA enters into derivative transactions primarily to reduce the exposure to market risk and in conjunction with asset/
liability management. In addition, as part of its investment and credit risk management activities, the Group may use strategies that involve credit derivatives (Credit Default Swaps or CDS), which are mainly used as an alternative to corporate debt security portfolios, when coupled with government debt securities, but also as a protection on single corporate names or specific portfolios.

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

When a derivative is designated as an accounting hedge, the hedging relationship, risk management objective and strategy are formally documented. The documentation identifies the hedging instrument, the hedged item, the nature of the risk being hedged and the assumptions used to assess how effective the hedging instrument is in offsetting the exposure to changes in the hedged item's fair value attributable to the hedged risk. In the case of a cash flow hedge, this documentation includes the exposure to changes in the hedged transaction's variability in cash flows attributable to the hedged risk. At each reporting date, a test is performed to verify that the hedging instrument continues to be highly effective in offsetting the hedged risk.

Cash and cash equivalents

Cash comprises cash on hand and demand deposits while cash equivalents are short-term, liquid investments that are readily convertible to cash and which are subject to low volatility. The distinction between cash equivalent and invested assets, especially in insurance companies, may involve judgement and the liquidity and volatility of given instruments may evolve over time.

Liabilities arising from insurance and
investment contracts

Life Reserves

Life reserves arising from insurance and investment contracts are the largest liabilities in AXA's consolidated financial statements (70% of total liabilities excluding shareholders' equity at December 31, 2008), representing the amounts payable under policyholders' contracts. The Group issues contracts that transfer insurance risk or financial risk or both. Insurance contracts are those contracts that contain significant insurance risk. Such contracts may also transfer financial risk from the policyholders to the insurer. Investment contracts are those contracts that have financial risk with no significant insurance risk. Both types of contracts may contain a discretionary participating feature. In accordance with IFRS 4, insurance and investment contracts with a discretionary participating feature are accounted for under previous accounting policies provided certain conditions are met. Investment contracts with no discretionary participating feature are accounted for under IAS 39.

Life reserves include unit-linked liabilities with financial risk borne by policyholders (21% of total liabilities excluding shareholders' equity at December 31, 2008). The core liabilities linked to these contracts are estimated on the basis of the fair value of assets held to back these policies and policyholders carry financial risk in full, except when guaranteed minimum death benefits ("GMDB"), guaranteed minimum income benefits ("GMIB") and/or Withdrawal for Life benefits
("GMWB") features are attached to these contracts.

A significant risk of GMDB, GMIB and/or GMWB features to AXA is that protracted under-performance of the financial markets could result in benefits being higher than accumulated contract-holder account balances. Reserves are established for these features on the basis of actuarial assumptions related to projected benefits and related contract charges. The determination of this estimated liability is based on models which involve numerous estimates and management judgments, including those regarding expected rates of return and volatility, contract surrender rates, mortality experience, and, for GMIB, election rates. There can be no assurance that ultimate experience will match management's estimates.

In addition to providing for risk through establishing reserves, AXA also manages risk through a combination of reinsurance programs and active financial risk management programs including investment in exchange-traded futures contracts and other instruments.

Guaranteed annuity purchase rates provide contract-holders with a guarantee that, at a future date, the amount accumulated within their contract will be able to purchase a lifetime annuity at currently defined rates. The risk to AXA in these features is either that longevity will improve significantly so that contract-holders electing to exercise this benefit will live longer than assumed in the guaranteed purchase rates, or that investment returns during the payout period will be lower than assumed in the guaranteed purchase rates. Reserves are established for these features on the basis of actuarial assumptions related to projected benefits and related contract charges. The determination of this estimated liability is based on models which involve numerous estimates and subjective judgments, including those regarding expected rates of return and volatility, contract surrender rate, mortality, and benefit election rates. There can be no assurance that ultimate experience will not differ from management's estimates. In addition to providing for risk through establishing reserves, AXA also manages these risks through asset-liability management programs including interest rate floors to protect against declines in the interest rate environment.

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

Long-term actuarial assumptions of future investment yields, mortality, morbidity, policy terminations and expenses are used when establishing the reserve for life-contingent contract benefits. Discount rate assumptions are determined at the time the policy is issued based upon prevailing technical rates used in pricing for most contracts (see below in section "Discount rates - Life and Non life reserves" a table presenting the average discount rates used). Mortality,

morbidity and policy termination assumptions are based on the respective local regulations and when these are assessed to be inadequate, the Group adjusts the assumptions based on experience.

Liquidity needs can be affected by fluctuations in the level of surrenders, withdrawals and guarantees to policyholders in the form of minimum income benefits or death benefits, particularly on variable annuity business.

The following risks generally apply:

-   Interest rate risks:

•   A rise in bond yields reduces the value of bond portfolios, which may lead to a liquidity risk in these portfolios or a real loss of value if the rise in yields is related to a rise in inflation.

•   Lower yields on fixed-income investments increase the value of bond portfolios, and, therefore, present risk for certain contracts that provide guaranteed rates. On the other hand, a prolonged period of low yields would have an impact on the pricing of these products. These types of risks are monitored by ALM (Asset
/ Liabilities Management) techniques.

- Foreign-exchange rate risk: commitments in foreign currencies are largely backed by assets in the same currencies, or partially hedged.

-   Inflation is a risk (more specifically in the Property & Casualty business), since it increases the compensation payable to policyholders, with the effect that, if it is not adequately taken into consideration, actual claims payments may exceed the reserves set aside. This risk is particularly significant for long-tail businesses.

Liabilities arising from insurance and investment contracts also include liabilities arising from policyholder's participation.
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

The costs of acquiring new and renewal business that vary with and are primarily related to the production of new business related to insurance and investment contracts with a discretionary participating feature under IFRS (based on previous accounting principles) are specifically identified and deferred by establishing an asset, referred to as deferred policy acquisition costs ("DAC"). The extent to which acquisition costs are deferred is a significant factor in that business' reported profitability in any given period. In addition, and in respect of in-force business related to insurance and investment contracts with a discretionary participating feature acquired in a business combination, the present value of future profits attributable to that business is recorded at acquisition date, and is named Value of Purchased
Life Business in Force ("VBI"). In principle, the value of related policyholders' liabilities at the date of acquisition net of
VBI represents the estimated fair value of such business on such date as defined by market practice under previous accounting policies still in use under IFRS 4. The amount of VBI calculated will depend on assumptions used to estimate the future profitability of the contracts acquired including the discount rate used. In respect of amortization of DAC and
VBI on insurance and investment contracts with a discretionary participating feature under IFRS, the amortization may be affected by changes in estimated gross profits or margins principally related to fees, investment return, mortality and expense margins, lapse rates, and anticipated surrender charges. Should revisions to estimated gross profits or margins be required, the effect is reflected in earnings in the accounting period in which the assumptions are revised.
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

The amortization may be affected by changes in estimated gross profits under IFRS (previous GAAP). Given current market conditions, to the extent that securities valuations remain depressed for prolonged periods of time and market conditions stagnate or worsen as a result of the global financial crisis, additional estimated gross profits under IFRS may have to be revised in the foreseeable future, which could result in acceleration of DAC and VBI amortization and materially reduce future earnings.

In accordance with IFRS 7, the Group discloses in Note 4 of its consolidated financial statements included in Item 18 of this Annual Report on Form 20-F quantitative sensitivities of the Group "Embedded Value" (as defined previously in the investment risk factors section) to interest risk and equity price risk.

Non-life reserves

AXA's liabilities also include non-life reserves (9% of total liabilities excluding shareholders' equity at December 31,
2008). The Property & Casualty claims reserves are determined on a basis to cover the total cost of settling an insurance claim. With the exception of disability annuities and workers' compensation liabilities that are deemed structured settlements, the claims reserves are not discounted. The claims reserves include the claims incurred and reported in the accounting period, claims Incurred But Not Reported ("IBNR") in the accounting period along with reserves not enough reported ("IBNER - Incurred But Not Enough Reported) and costs associated with the claims settlement management.
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

- Reserves for incurred but not yet (or not enough) reported ("IBN(E)R") claims and claims expenses. IBNR reserves are established on an undiscounted basis, to recognize the estimated cost of losses that have occurred but have not yet been notified to AXA. These reserves, like the reserves for reported claims and claims expenses, are established to recognize the estimated costs, including the expenses associated with claims settlement, necessary to bring claims to final settlement.

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

When assessing claims reserves, actuaries do not rely on one individual calculation but use many methods such as:

- Triangle development methodologies (e.g., Chain-Ladder or Link Ratio) in which historical loss patterns are applied to actual paid losses and reported losses (paid losses plus individual case reserves established by claim adjusters) for an accident year or a report year to create an estimate of how losses are likely to develop over time.

- "A priori assumptions methods" (e.g., Expected loss ratio).

- Mixed methods (e.g., Bornhuetter-Ferguson, Cape Cod).

- Exposure methods and frequency and severity estimations.

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

Coverage types are usually classified as either long tail or short tail, based on the average length of time between the event triggering the claim and the final settlement of the claim (duration). However, the duration varies from one country to another even for the same line of business depending on the entities' claims management, local market practices, specific coverage existing under the local environment and type of products written.

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

Due to local statutory specificities and some specific policies' extended coverage, the property sometimes aggregates short-term business insurance with long tail ones (e.g. commercial liabilities), which cannot be assessed separately.
Property also includes local pools whose reserves are set separately on a local industry-consistent basis.

b) Long tail business

Due to its long duration ("time between the event triggering the claim and the final settlement of the claim"), this type of business is exposed to greater estimation uncertainties and variability from one estimate to another, and is heavily influenced by changes in claims management practices and change of local environment assumptions (e.g., increase of indemnities, litigation). It is thus usual to perform a greater number of calculations, by using various techniques, various scenarios and a range of assumptions.

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

ANNUITIES

Some workers' compensation and casualty coverage create annuities for individuals as a settlement. Many of the annuity calculations are mandated by public authorities in terms of technical assumptions and, in any event, depend on the relevant market.

In particular, the assumptions include technical discount rates and mandatory mortality tables that should be applied, and, in many cases, have to be adjusted based on other parameters such as indemnity schemes for professional, physical, moral factors, and third-party assistance.

THIRD-PARTY LIABILITY

These policies are usually subject to substantial loss development overtime as facts and circumstances change in the years following the policy issuance. This line of business requires projection of various trends including future claims, inflation, and judicial interpretations. Moreover, depending on practices in local markets, policies are not underwritten on the same occurrence basis (e.g., on claim made or accident year basis). In those cases, actuaries will ensure that estimates are consistent with insured liabilities over time.

This line of business requires a review of the different clauses of policies, as well as the local market exposures to social, economical and jurisprudential trends. Reserves linked to specific liability business need to be set not only using AXA subsidiaries' historical statistical experience but also based on market figures, trends and benchmarks.

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

- inflation assessment,

- legal trends (e.g., punitive damages), and

- impact of any deviation compared to average experience (e.g., weather conditions, economic environment).

All assumptions are highly dependent on the local environment.

While the Group ensures that the actuarial techniques are in line with the latest best practices observed internally and in the industry, the Group believes that adoption of revised techniques should have no significant impact on reserve development.

Since 2002, the amount of positive (or adverse) developments accounted at each year-end did not exceed plus 6%
(minus 6%) of the opening claims reserves (excluding the International Insurance segment).

Management believes that for the same scope of business and within a consistent framework for reserves review organization and process, future positive or adverse development (accounted at each year-end) can be reasonably expected to be between +6% and -6%. This range may, however, be exceeded under certain exceptional circumstances
(such as changes in the legal environment, very large claims or changes to the environment such as for the reinsurance market, which may also change the Group's underwriting policy or strategy).

In line with the decentralized organization of the AXA Group, the local chief reserving actuary of each operating insurance company is responsible for the assessment and setting of the claims reserves. An internal review is performed by

AXA's Risk Management organization. In addition, AXA Liabilities Managers is responsible for the management and assessment of major run-off reserves. After discussing with claims managers, pricing actuaries, underwriters and local management, several assumptions are selected for a single set of homogeneous claims. This discussion results in a range of reasonable estimates. Considering the level of risk and uncertainties of future experience for each line of business in the local environment, the Group records the best estimate within the range selected by the actuaries.

The methods and processes to set the various local assumptions used for the reserve calculation have been consistent for the periods presented. During these periods, there have been no significant changes to key assumptions resulting in any variation in reserve estimates which materially impacted the income statement, except as discussed in the
Operating and Financial Review and Prospects.

The Property & Casualty loss ratio reported for full year 2008 by the Group, as a result of the reserve setting process described above, is presented in the following table by major lines of business.

Changes in the loss ratio may occur as the result of additional information related to claims which occurred prior to the balance sheet date. When actual experience differs from the original estimation with respect to the variables discussed above, including developments in claims, judicial trends and inflation, the Group re-estimates the corresponding loss ratio. A change of 1 % in the loss ratio (under the assumption that all other factors are stable) would impact the technical result of the Group (through reserve adjustments accounted for in future periods) as follows:

			(in Euro million)
Property & Casualty	Loss ratio for FY 2008	Impact on technical charges of changing the loss ratio
	in%	1%	-1%
Motor	72.2	(108)	108
Property	63.3	(65)	65
Liability	59.1	(21)	21
Health	75.3	(24)	24
Other	59.4	(42)	42
Total	67.1	(260)	260

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

Discount rates - Life and Non life reserves

As at December 31, 2008: 90% of Life & Savings reserves (excluding unit-linked contracts) were discounted, of which
12% were subject to a revision of the discount rate and 77% retained the rate set at inception, subject to the liability adequacy test described in Note 1 included in Item 18 of this Annual Report on Form 20-F.

By convention, contracts with zero guaranteed rates are deemed not-discounted, except for products offering guaranteed rates updated annually and for one year: these contracts are presented in discounted reserves. Reserves for savings contracts with non-zero guaranteed rates are discounted at the technical interest rate. Contracts for which the assumptions are revised in the financial statements at closing mainly consist of certain UK With-Profit contracts and reserves for guarantees (Guaranteed Minimum Death Benefits etc.).

In the Property & Casualty business, most reserves (91 % at December 31, 2008) are not discounted, with the exception of disability annuities and worker's compensation liabilities that are deemed structured settlements and, where the discount rate is revised regularly. Such reserves are not sensitive to interest rate risks in financial statements.

The rates presented in the table disclosed in Note 14.9.2 to the consolidated financial statements included in Item 18 of this Annual Report on Form 20-F are weighted average rates for all the portfolios under consideration. For contracts with guaranteed rates that are revised annually, rates are crystallized at the closing date.

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
However, the Group's consolidated financial position and results of operations are not significantly dependent on the changes in the net result of reinsurance ceded as such changes are offset by corresponding changes in gross technical charges.

In 2008 and 2007, the overall net impact of this activity to AXA was relatively small; approximately 5% of total Property
& Casualty premiums and liabilities were ceded as disclosed in Note 14 of the consolidated financial statements included in Item 18 of this Annual Report on Form 20-F.

Since the 1980's, non-proportional reinsurance has been replacing traditional proportional reinsurance. The main consequence of this long-term market trend to more coverage of peak and catastrophe risks has been an overall reduction of premiums ceded to reinsurers, since non-proportional treaties generally cede less premiums than proportional treaties.

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

Perpetual debt

Subordinated Perpetual debts and any related interest charges are classified in shareholders' equity or liabilities under
IFRS depending on contract clauses.

For a financial instrument (other than those that may or will be settled in the issuer's own equity instrument) to be classified as a financial liability under IAS 32, the issuer must have a contractual obligation either:

- to deliver cash or another financial asset to the holder of the instrument, or

- to exchange financial assets or financial liabilities with the holder under conditions that are potentially unfavorable to the issuer.

Given the complexity of certain instruments, there is an element of judgement when classifying such debts.

Employee benefits

AXA provides defined benefit pension plans in various forms covering eligible employees across its operations. There are several assumptions that impact the actuarial calculation of pension plan obligations (the defined benefit obligation) and, therefore, the pension and other benefits expense reflected in the financial statements. The pension and other benefits expense is mainly the aggregation of the compensation cost or service component of benefits promised, interest cost resulting from deferred payment of those benefits, and investment returns from assets dedicated to fund those benefits.
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

Income tax

Deferred income tax assets and liabilities result from temporary differences between accounting and tax values of assets and liabilities and from net operating tax loss carry forwards, if any. Net deferred tax assets on the balance sheet are recognized only to the extent that it is probable that future taxable profit will be available. AXA evaluates all evidence available to management in order to determine if a deferred tax asset is recognized. Given current market conditions, to the extent that securities valuations remain depressed for prolonged periods of time and market conditions stagnate or worsen as a result of the global financial crisis, future taxable profit may decrease leading to the derecognition of deferred tax assets, reducing materially future earnings.

CONSOLIDATED OPERATING RESULTS

Consolidated gross revenues

CONSOLIDATED GROSS REVENUES(a)

					(in Euro million)
	2008	2007	2006 Restated(d)	2006 Published	2008/2007
Life & Savings	57,977	59,845	49,952	50,479	-3.1%
of which Gross written premiums	56,071	57,773	48,268	48,786	-2.9%
of which Fees and revenues from investment contracts with no participating feature	662	740	608	608	-10.6%
Property & Casualty	26,039	25,016	19,510	19,793	4.1%
International Insurance	2,841	3,568	3,716	3,716	-20.4%
Asset Management	3,947	4,863	4,406	4,406	-18.8%
Banking(b)	412	339	377	377	21.4%
Holdings and other companies(c)	5	2	4	4	90.6%
TOTAL	91,221	93,633	77,966	78,775	-2.6%

(a) Net of intercompany eliminations.
(b) Excluding net realized capital gains and change in fair value of assets under fair value option and derivatives, net banking revenues and total consolidated revenues would respectively amount to €473 million and €91,285 million for the period ending December 31, 2008, €320 million and €93,617 million for the period ending December 31, 2007, and €393 million and €77,984 million for the period ending December 31, 2006.
(c)  Includes notably CDOs and real estate companies.
(d) Restated means the restatement of The Netherlands' activities as discontinued businesses.

The following commentary on segment contribution to AXA's consolidated gross revenues is based on financial data, as detailed in Note 3 "Segmental Information" to the consolidated financial statements included in Item 18 of this Annual
Report on Form 20-F.

YEAR ENDED DECEMBER 31, 2008 COMPARED
TO YEAR ENDED DECEMBER 31, 2007

On a comparable basis means that the data for the current year period were restated using the prevailing foreign currency exchange rates for the same period of prior year (constant exchange rate basis). It also means that data in one of the two periods being compared were restated for the results of acquisitions, disposals and business transfers
(constant structural basis) and for changes in accounting principles (constant methodological basis). In particular, comparable basis for revenues in this document means including acquisitions, disposals and business transfers, and net of intercompany eliminations in both periods.

Consolidated gross revenues for the year ended December 31, 2008 reached €91,221 million, down 3%
compared to the year ended December 31, 2007.

Taking into account the restatements to comparable basis, mainly the impact of the acquisition of MPS (€2,660 million or-2.8 points) and the appreciation of the Euro against other currencies (€2,858 million or +3.1 points, mainly from the
British Pounds and US Dollar), gross consolidated revenues were down 2% on a comparable basis.

Life & Savings

Life & Savings gross revenues were down 3%, or down 4% on a comparable basis, to €57,977 million net of intercompany eliminations, (or €58,035 million before intercompany eliminations) mainly due to France, the United
States, the United Kingdom, and Japan, partly offset by Mediterranean and Latin American Region, Australia and
Switzerland.

France gross revenues decreased by €754 million (-5%) to €14,298 million. On a comparable basis (excluding
Neuflize Vie which is consolidated using the equity method starting 01/01/08 versus proportionate before), gross revenues decreased by €380 million (-3%) as a result of:

- a decrease in individual savings (-5%) which however, outperformed the market (estimated between -9% and
-11%);

- a decrease in Group Retirement (-30%) due to an exceptional volume of large contracts in 2007 not repeated in
2008;

-an increase in individual health (+15%) and in Protection Group insurance (+ 9%), both due to positive net inflows.

United States gross revenues decreased by €2,486 million (-15%) to €13,757 million. On a comparable basis, gross revenues decreased by €1,448 million (-9%).

-Variable Annuity premiums (69% of gross revenues) decreased by 14% reflecting a slowdown of sales primarily related to challenging market conditions.

- Life premiums (18% of gross revenues) decreased by 6% primarily driven by a decrease in First Year premiums from anticipated declines in Fixed Universal Life product sales following price increases in 2007.

- Mutual Funds gross revenues (5% of gross revenues) decreased by 8%.

United Kingdom gross revenues decreased by €1,079 million (-23%) to €3,549 million. On a comparable basis, gross revenues decreased by €495 million (-11%):

- Investment & Savings (79% of gross revenues):

•  Insurance Premiums (64% of gross revenues) decreased by 16% as a result of lower Onshore and Offshore bond premiums following recent tax changes and market turmoil.

•  Fees on Investment products (15% of gross revenues) reduced by 3%, mainly driven by adverse stock market conditions.

- Life Insurance Premiums (17% of gross revenues) increased by 1% due to strengthening of the AXA Protection
Account brand and a strong direct proposition.

- Other revenues (4% of gross revenues) increased by 23% as a result of growth in brokerage revenues.

Japan gross revenues decreased by €488 million (-10%) to €4,628 million. On a comparable basis and excluding
(i) volatile group pension transfers (€63 million versus €46 million last year) and (ii) conversions including the non-
recurring 1Q07 Medical Whole Life upgrade campaign (€55 million versus €142 million last year), revenues declined by €163 million (-3%):

- Life (43% of gross revenues): revenues decreased by €83 million (-4%) to €1,930 million mainly due to lower revenues from lower margin products not actively promoted (Endowment, Whole Life and Group) and lower Term products revenues due to a regulator review of the tax deductibility;

- Investment & Savings (31% of gross revenues): revenues decreased by €161 million (-10%) to €1,389 million mainly due to lower sales of variable annuity products following turbulent market conditions and heavier regulatory sales process;

-Health (26% of gross revenues): revenues increased by €81 million (+7%) to €1,193 million following strong
Medical Whole Life, Medical Rider and Cancer product sales in recent years.

Germany gross revenues increased by €32 million (+1%) to €6,233 million mainly due to Health (€+42 million)
driven by premium adjustment and the impact of high new business in prior year. In Life, gross revenues decreased
(€-10 million) as a result of higher maturities in endowment business and cancellations in group business, partly offset by Investment & Savings unit linked business especially from "Twinstar" (Variable Annuities with secondary guarantee)
product range.

Switzerland gross revenues increased by €363 million (+9%) to €4,495 million. On a comparable basis, gross revenues increased by €215 million (+5%):

- Group Life (84% of gross revenues) increased by €228 million (+7%) to €3,779 million due to €+168 million in single premiums (+9%) and €+60 million in regular premiums (+4%).

- Individual Life (16% of gross revenues) decreased by €17 million (-2%) to €717 million driven by higher maturities on non unit-linked regular premium contracts and the drop in unit-linked single premiums (-21%) in a difficult financial market environment.

Belgium gross revenues decreased by €512 million (-17%) to €2,563 million. On a comparable basis, gross revenues decreased by €513 million (-17%):

- Individual Life and Savings revenues (76% of gross revenues) decreased by 20% to €1,957 million driven by the decrease in unit-linked products (-55% to €194 million) partly due to the lower performance of the structured products. The non unit-linked products' revenues declined by 14% to €1,460 million mainly due to the fall in Crest products line. Traditional life products' revenues decreased by 3% to €303 million.

- Group Life and Savings revenues (24% of gross revenues) decreased by 3% to €606 million.

Mediterranean and Latin American Region (Italy, Spain, Portugal, Greece, Morocco, Turkey and Mexico) gross revenues increased by €2,898 million (+151%) to €4,822 million. On a comparable basis, gross revenues increased by €181 million (+4%) mainly driven by traditional savings products in Spain (€+162 million, mainly short term products such as Flexiplus and Deposito Flexible) and by Accumulator sales in MPS (€167 million) partly offset by the lower contribution from Index Linked products (€-163 million) in Italy.

Australia / New Zealand gross revenues increased by €335 million (+24%) to €1,719 million. On a comparable basis, gross revenues increased by €390 million (+28%):

- Gross written premiums and fees (79% of gross revenues) increased by €423 million (+42%) to €1,353 million, mainly driven by significant wholesale single premiums in wealth management guaranteed savings products
(within the life company) reflecting the recent investors trend to seek more conservative investments given market volatility;

- Revenues from mutual fund and advice business (21% of gross revenues) decreased by €34 million (-9%) to
€366 million due to a decline in funds under management levels resulting from stock market decrease and lower
Mutual Funds net sales which decreased by €2,423 million (-106%) to €-85m driven by both lower inflows and higher outflows.

Hong Kong gross revenues decreased by €131 million (-10%) to €1,126 million. On a comparable basis, gross revenues decreased by €45 million (-4%) mainly driven by a decrease in investment and savings inflows due to the investment market conditions (€-75 million), partially offset by an increase in individual life and health (€+17 million), group business (€+9 million) and bancassurance products (€+7 million).

Property & Casualty

Property & Casualty gross revenues were up 4% to €26,039 million net of intercompany eliminations (or
€26,209 million before intercompany eliminations), or +3% on a comparable basis mainly driven by the Mediterranean
& Latin American Region (+6% to €6,414 million) and France (+3% to €5,595 million).

Personal lines (61 % of P&C gross revenues) were up 3% on a comparable basis, stemming from both Motor (+2%)
and Non-Motor (+3%).

Motor revenues grew by 2% mainly driven by (i) the Mediterranean & Latin American Region up 2%, driven by Turkey and the Gulf Region, (ii) France up 3% reflecting higher net inflows (+133k new contracts stemming from all distribution channels) in a competitive market, (iii) Asia (including Japan and South Korea) up 12% confirming its strong momentum, and (iv) the United Kingdom & Ireland up 2%, driven by +34% growth (or €66 million) in Swiftcover direct business, offset by a decrease of intermediated business linked to price increase to address profitability and competition driving down prices in Ireland, partly offset by (v) Germany (-3%) as a result of contract losses in the context of market price pressure.

Non-Motor revenues increased by 3% mainly driven by (i) France up 5% driven by positive net inflows (+71 k) combined with an increase in the average premium in Household, and (ii) the Mediterranean & Latin American Region up 6%
driven by Property (+6%, mainly in Spain), and Health (+5%, driven by a new successful segmentation in Mexico).

Commercial lines (39% of P&C gross revenues) recorded a 3% growth on a comparable basis driven by both Motor
(+3%) and Non-Motor (+3%).

Motor revenues were up 3%, with strong growth in (i) the Mediterranean & Latin American Region (+9%) due to Mexico
(+26% from both renewal and acquisitions of large contracts), partly offset by Spain (-9% due to economic slowdown), and (ii) Switzerland (+7%) driven by sales efforts, partly offset by (iii) the United Kingdom & Ireland (-2%) principally reflecting rate reductions in Ireland to address increased competition whereas the United Kingdom remained resilient.

Non-Motor revenues were up 3%, driven by (i) the Mediterranean & Latin American Region (+13%) due to the positive contribution from Health up 45% mainly driven by new corporate contracts issued in the Gulf Region and Mexico,
(ii) France (+4%) mainly driven by a strong portfolio development in Construction (+9%), and a moderate growth in
Property (+2%) and Liability (+3%) in a context of competitive markets, and (iii) Belgium (+3%) driven by all lines except
Property.

International Insurance

International Insurance revenues were down 20% to €2,841 million net of intercompany eliminations (or
€2,980 million before intercompany eliminations) due to the termination in October 2007 of the fronting agreement between AXA RE and Paris Ré. Revenues were up 7% on a comparable basis driven by AXA Corporate Solutions
Assurance and AXA Assistance.

AXA Corporate Solutions Assurance revenues were up 6% to €1,954 million, driven by portfolio development and positive volume effect in Construction, Marine and Liability in a tough pricing environment.

AXA Assistance revenues were up 11 % to €751 million driven by strong development in Healthcare and Travel activities.

Asset management

Asset management revenues decreased by 19% or -14% on a comparable basis to €3,947 million net of intercompany eliminations (or €4,342 million before intercompany eliminations) driven by lower management fees
(-11%) due to lower average Assets under Management (-8% on a comparable basis) and a drop in performance fees
(-29%) in a context of financial crisis.

AllianceBernstein revenues were down 14% to €2,511 million driven by the decrease in management fees (-14%)
in line with lower average assets under management, in performance fees (-85%), in distribution fees (-20%) and in others fees (-16%). Institutional Research Services continued to grow with fees up 11%.

Assets Under Management decreased by €212 billion from year end 2007 to €331 billion at the end of 2008, driven by market depreciation of €-200 billion and net outflows of €-30 billion, partly offset by a positive exchange rate impact of €18 billion.

AXA Investment Managers revenues decreased by €296 million (-17%) or €236 million (-14%) on a comparable basis to €1,436 million. Excluding distribution fees (retroceded to distributors), gross revenues decreased by €89 million
(-6%) mainly due to an unfavorable client and product mix and the decrease in retail business, while average assets under management remained stable.

Assets Under Management decreased by €63 billion from year-end 2007 to €485 billion at the end of 2008 as
€2 billion net new money and €17 billion change in scope, were more than offset by €-61 billion negative market impact, due to the equity market turmoil, and €-20 billion unfavorable exchange rate impact.

Banking

Net banking revenues were up 22% or +15% on a comparable basis to €412 million net of intercompany eliminations
(or €401 million before intercompany eliminations), mainly attributable to AXA Bank Europe (+15% to €249 million mainly due to higher net interest and fee income) and AXA Banque (+25% to €102 million).

YEAR ENDED DECEMBER 31, 2007 COMPARED
TO YEAR ENDED DECEMBER 31, 2006

Consolidated gross revenues for the year ended December 31, 2007 reached €93,633 million, up 20% compared to the year ended December 31, 2006.

Taking into account the restatements to comparable basis, mainly the impact of restating 2006 for Winterthur
(€13,401 million or -18.1 points) and the appreciation of the Euro against other currencies (€2,830 million or
+3.6 points, mainly from the Japanese Yen and U.S. Dollar), gross consolidated revenues were up 5% on a comparable basis

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

-Variable Annuity premiums increased by 19%. First year Variable Annuity premiums increased by 22%, with
Wholesale channel Variable Annuity sales up 27%.

- Life premiums increased by 7%, including a 34% increase in first year Life premiums driven by strong Wholesale channel growth due to strong Fixed Universal Life sales.

- Other revenues (mainly from mutual funds) were up 18% due primarily to higher Asset Management fees.

United Kingdom gross revenues increased by €336 million (+8%) to €4,628 million on a reported basis, of which
€73 million was due to the inclusion of Thinc (trading as Bluefin Advisory Services from December 31, 2008). On a comparable basis, including Winterthur in both periods and excluding Thinc in 2007, gross revenues increased by
€26 million (+1%):

- Investment & Savings (80% of gross revenues) were down 2% largely due to lower volumes of Onshore Bond business and Offshore cash sales.

-Life Insurance Premiums (20% of gross revenues) increased by 13% due to increased volumes of Creditor
Insurance single premiums and higher AXA Protection Account and direct business volumes.

Japan gross revenues increased by 2% to €5,116 million on a reported basis. On a comparable basis, and excluding group pension transfers (€51 million versus €299 million last year), revenues increased by €254 million (+5%) to
€5,070 million, driven by:

-Life (42% of gross revenues): revenues decreased by 4% (€-88 million) to €2,140 million driven by lower
Endowment, Whole Life, Group Life and LTPA regular premiums (€-120 million), partially offset by higher
Increasing Term revenues (€+35 million) reflecting the inforce block growth following strong sales until its discontinuation in March 2007.
-Health (26% of gross revenues): revenues increased by 18% (€+215 million) to €1,299 million due to higher conversions following a one time 1Q07 program which upgraded selected old Medical Whole Life policies to more recent product generations (€+78 million), and the move from lower margin Term products to more profitable medical products (€+68 million). Winterthur's revenues increased by €68 million mainly driven by Cancer sales.

- Investment & Savings (32% of gross revenues excluding group pension transfers): revenues increased by
8% (€+127 million) to €1,631 million with higher revenues from the launch of the Accumulator type products
(€+540 million) and strong sales of other variable annuity products (€+55 million) being partially offset by (i)
€-316 million lower SPA revenues (US dollar-denominated variable annuity product) following strong "post-launch"
salaried salesforce sales in Q1-2006 and (ii) lower regular premium individual fixed annuities (€-132 million), this product being no longer actively promoted as part of Bancassurance's transition to higher margin variable annuity products.

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

- Group Life decreased by €37 million (-1%) to €3,423 million as 2006 recorded a non-recurring high level of premiums related to the transfer of vested benefits on new contracts.

- Individual Life increased by €22 million (+3%) to €693 million, due to strong growth in unit-linked business of €74 million (+190%) to €108 million whereas traditional business decreased by €52 million (-8%) to
€585 million.

Belgium gross revenues increased by €563 million (+22%) to €3,075 million on a reported basis. On a comparable basis, gross revenues increased by €315 million (+11%) due to the increase in both Individual Life & Savings (+9%)
and Group Life & Savings (+22%).

- Individual Life & Savings revenues increased by 9% to €2,453 million driven by the growth of unit-linked products
(+48% to €432 million) with the reclassification of AXA Life Invest products from investment to insurance products and the launch of TwinStar in September 2007, and non unit-linked products (mainly Crest 40) by 5% to €1,707 million. Traditional Life products decreased by 4% to €313 million.

-Group Life & Savings revenues increased by 22% to €619 million due to exceptional 2007 high production
(including a €63 million single premium contract).

Mediterranean and Latin American Region (Italy, Spain, Portugal, Greece, Turkey and Morocco) gross revenues increased by 30% on a reported basis to €1,924 million. On a comparable basis (including Winterthur in Spain and
Alpha Insurance in Greece for both periods), revenues were down 5% (€-87 million) mainly due to (i) a non recurring single premium in Spain, related to the outsourcing of pension funds, in 2006 (€-116 million), (ii) a lower amount of activity with institutional clients (€-43 million), as well as (iii) a decrease on other non unit-linked individual saving products (€-84 million) - such as Protezione Patrimonio or Flexiplus - driven by the current market interest rate trend, which reduced the commercial attractiveness of these products, and due to a switch of new business towards a more profitable business. These were partially offset by the higher sales of individual unit-linked products - mainly driven by the new Accumulator product launched mid March in Spain and early June in Italy, increasing by €+151 million.

Australia / New Zealand gross revenues were up €131 million to €1,384 million (+7% on a comparable basis), given:

- Revenues from mutual fund and advice business increased by €94 million (+23% on a comparable basis) to €367 million due to continuing growth in funds under management.

-Gross written premiums and fees increased by €37 million to €1,018 million (+2% on a comparable basis), reflecting the impact of a shift from old to new style superannuation products that offset the growth in individual
Life & Savings. As a reminder, new superannuation products are now predominantly sold through the Summit and Generations platforms and are thus accounted for on a fee basis - in contrast to old style superannuation products that were treated as insurance contracts.

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

Property & Casualty

Property & Casualty gross revenues were up 28% to €25,016 million net of intercompany transactions (or
€25,180 million before the elimination of intercompany transactions), or +4% on a comparable basis mainly driven by
United Kingdom & Ireland (+8% to €5,076 million), Mediterranean & Latin American Region (+5% to €5,276 million),
France (+3% to €5,330 million), and Germany (+2% to €3,506 million).

Personal lines (60% of P&C premiums) were up 5% on a comparable basis, stemming from both Motor (+5%) and
Non-Motor (+5%).

Motor revenues grew by 5% mainly driven by (i) the Mediterranean & Latin American Region up 8%, following new product launches in 2006 and 2007 (mainly "Protezione al volante" in Italy and "Dynamic 2" in Spain) and new segmented tariffs notably in Turkey, (ii) the United Kingdom & Ireland up 21%, largely as a result of the new business written through its Internet company, Swiftcover, which benefited from increased volumes through aggregator websites, (iii) Asia up
15% which confirmed its strong momentum, and partly offset by (iv) Germany (+1%), France (+0%) and Switzerland
(-1%), recording positive net new contracts in a context of softening markets.

Non-Motor revenues increased by 5% mainly driven by (i) the United Kingdom & Ireland (+9%) as a result of strong performance in both Health and Travel businesses, (ii) the Mediterranean & Latin American Region (+6%) with positive contribution of all business lines, and (iii) France and Germany, both up 2%.

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

Asset management

Asset Management revenues increased by 10% or+17% on a comparable basis to €4,863 million net of intercompany transactions (or €5,283 million before elimination of intercompany transactions) driven by higher average Assets under
Management (+21% on a comparable basis), partly offset by lower performance fees at AllianceBernstein, especially on hedge funds.

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

Banking

Revenues were down 10% or -4% on a comparable basis to €339 million (or €374 million before elimination of intercompany transactions), mainly attributable to AXA Bank Europe (Belgium) (-15% on a comparable basis to
€216 million) in the context of an unfavorable yield curve and higher refinancing costs following higher short term interest rates.

Consolidated net income

The tables below present AXA's consolidated operating results and contribution to AXA's consolidated net income by segment for the periods indicated.

(In Euro million)
	FY 2008	FY 2007	FY 2006 Restated(a)	FY 2006 Published
Gross written premiums	84,662	86,116	71,299	72,099
Fees and charges relating to investment contracts with no participating features	662	740	608	608
Revenues from insurance activities	85,324	86,857	71,907	72,707
Net revenues from banking activities	409	336	376	376
Revenues from other activities	5,488	6,441	5,684	5,693
Total revenues	91,221	93,633	77,966	78,775
Change in unearned premiums net of unearned revenues and fees	(321)	(612)	(452)	(476)
Net investment income(b)	21,762	17,470	14,184	14,461
Net realized investment gains and losses(c)	(173)	5,264	4,225	4,260
Change in fair value of financial instruments at fair value through profit & loss(h)	(51,994)	4,084	14,338	14,550
of which change in fair value of assets with financial risk borne by policyholders,(c)	(43,687)	7,476	15,158	15,370
Change in financial instruments impairment(d)	(5,663)	(927)	(192)	(194)
Net investment result excluding financing expenses	(36,068)	25,891	32,555	33,077
Technical charges relating to insurance activities(e)	(34,338)	(89,590)	(83,877)	(84,836)
Net result from outward reinsurance	(97)	(1,047)	(1,450)	(1,455)
Bank operating expenses	(59)	(57)	(78)	(78)
Acquisition costs	(8,653)	(8,705)	(7,108)	(7,191)
Amortization of the value of purchased business in force	(393)	(357)	(274)	(282)
Administrative expenses	(10,238)	(10,462)	(8,705)	(8,788)
Change in tangible assets impairment	(5)	2	18	18
Change in goodwill impairment and other intangible assets impairment	(126)	(148)	(12)	(12)
Other income and expenses	148	(397)	(518)	(511)
Other operating income and expenses	(53,761)	(110,760)	(102,004)	(103,135)
Income from operating activities before tax	1,070	8,152	8,066	8,241
Income arising from investments in associates - Equity method	21	13	34	34
Financing debts expenses(f)	(685)	(471)	(473)	(474)
Operating income before tax	406	7,695	7,626	7,801
Income tax(g)	830	(1,783)	(1,991)	(2,043)
Net operating result	1,236	5,911	5,635	5,758
Result from discontinued operations net of tax	-	480	123	-
Net consolidated income	1,236	6,391	5,758	5,758
Split between :
Net income Group share	923	5,666	5,085	5,085
Minority interests share in net consolidated income	313	725	673	673

(a)  In 2006, Restated means the restatement of the Netherlands' activities as discontinued operations.

(b) Net of investment management costs.

(c)  Includes impairment releases on investments sold.

(d) Excludes impairment releases on investments sold.

(e) Offset by a balancing entry in technical charges relating to insurance activities.

(f)  Includes net balance of income and expenses related to derivatives on financing debt (however excludes change in fair value of these derivatives).

(g) The Income tax line item as at December 31, 2008 includes an out-of-period adjustment related to the prior years' double recognition of Deferred tax liabilities in relation with the changes in fair values of assets held by some consolidated investment funds (€188 million). The Group evaluated the impact for each individual year and in aggregate and concluded that they were immaterial to the financial statements for all years in which they were included. The prior years' Income tax expense recognized since the transition to IFRS was overstated by €13 million as at December
31, 2004, €51 million as December 31, 2005, €36 million as at December 31, 2006, €88 million as at December 31, 2007.

(h) Includes €-106 million loss recognized against Other payables in the balance sheet. As a reminder, AXA Japan closes its books at the end of September. According to IFRS principles whereby the financial statements of the subsidiary shall be adjusted to reflect the effects of significant events that would have been recognized with a closing date aligned with the AXA Group, AXA Japan's 2008 accounts were adjusted with the provisional loss from October to December 2008. This adjustment reflects mainly the further increase of the credit spreads during this period.

Net Income

(in Euro million)
	Years ended December 31,
	2008	2007	2006	Variation 2008 / 2007
Life & Savings	(446)	2,899	2,957	(3,345)
Property & Casualty	926	2,218	1,977	(1,292)
International Insurance	103	243	244	(140)
TOTAL Insurance	583	5,360	5,178	(4,777)
Asset Management	396	588	610	(191)
Banking	(38)	6	10	(43)
Holdings and other companies	(19)	(287)	(712)	269
TOTAL	923	5,666	5,085	(4,743)

Analysis of investment result

The following table summarizes the net investment results for the periods indicated.

													(in Euro million)
	Net investment income			Net realized investment gains and losses			Change in fair value of investments designated as at fair value through profit or loss			Change in investments impairment			Net investment result excluding financing expenses
(Years ended December 31)	2008	2007	2006 Restated (a)	2008	2007	2006 Restated (a)	2008(b)	2007	2006 Restated (a)	2008	2007	2006 Restated (a)	2008(b)	2007	2006 Restated (a)
Investment properties	810	787	789	520	1,160	698	(685)	(541)	384	(137)	(38)	38	508	1,369	1,909
Debt securities	13,373	12,678	10,558	(821)	(245)	127	(4,509)	(1,483)	(1,331)	(1,076)	(390)	(78)	6,967	10,560	9,274
Equity securities	1,577	2,028	1,534	(594)	5,056	3,269	(5,230)	(1,914)	1,031	(3,713)	(463)	(143)	(7,960)	4,708	5,691
Non controlled investment funds	189	311	274	(36)	174	258	(90)	13	(13)	(723)	(38)	(5)	(660)	460	515
Other assets held by controlled investment funds designated at fair value through profit & loss	283	206	208	277	20	(7)	326	66	16	-	-	-	886	292	217
Loans	1,305	1,252	885	(27)	12	(2)	551	47	(166)	(9)	1	(2)	1,820	1,312	716
Assets backing contracts where the financial risk is borne by policyholders	517	801	527	-	-	-	(43,687)	7,476	15,158	-	-	-	(43,169)	8,277	15,685
Hedge accounting derivatives	-	-	-	-	-	-	2,243	(179)	(460)	-	-	-	2,243	(179)	(460)
Other derivatives	4,210	(82)	(163)	823	16	140	900	978	(490)	-	-	-	5,933	911	(514)
Investment management expenses	(839)	(914)	(898)	-	-	-	-	-	-	-	-	-	(839)	(914)	(898)
Other	337	403	471	(315)	(930)	(258)	(1,812)	(379)	208	(7)	1	(2)	(1,797)	(905)	419
NET INVESTMENT RESULT	21,762	17,470	14,184	(173)	5,264	4,225	(51,994)	4,084	14,338	(5,663)	(927)	(192)	(36,068)	25,891	32,555

(a)  Restated means the restatement of the Netherlands' activities as discontinued operations.

(b)  Includes €-106 million loss recognized for AXA Japan. As a reminder, AXA Japan closes its books at the end of September. According to
IFRS principles whereby the financial statements of the subsidiary shall be adjusted to reflect the effects of significant events that would have been recognized with a closing date aligned with the AXA Group, AXA Japan's 2008 accounts were adjusted with the provisional loss from
October to December 2008. This adjustment reflects mainly the further increase of the credit spreads during this period.

Previously published information was as follows:

					(in Euro million)
	Net investment income	Net realized investment gains and losses	Change in fair value of investments designated as at fair value through profit or loss	Change in investments impairment	Net investment result excluding financing expenses
(Years ended December 31)	2006 Published	2006 Published	2006 Published	2006 Published	2006 Published
Investment properties	789	698	384	38	1,909
Debt securities	10,703	130	(1,329)	(78)	9,426
Equity securities	1,550	3,300	1,031	(145)	5,736
Non controlled investment funds	274	258	(13)	(5)	515
Other assets held by controlled investment funds designated at fair value through profit & loss	208	(7)	16	_	217
Loans	1,005	(2)	(166)	(2)	836
Assets backing contracts where the financial risk is borne by policyholders	527	_	15,370	_	15,897
Hedge accounting derivatives	-	-	(460)	-	(460)
Other derivatives	(162)	140	(492)	-	(514)
Investment management expenses	(900)	-	-	-	(900)
Other	467	(258)	208	(2)	415
NET INVESTMENT RESULT	14,461	4,260	14,550	(194)	33,077

EXCEPTIONAL AND DISCONTINUED OPERATIONS
INCLUDED IN NET INCOME

2008 net income included €-49 million related to exceptional and discontinued operations mainly driven by
€-38 million tax effect on transfer of AllianceBernstein units and €-10 million from the sale of the annuity portfolio in
Australia.

2007 net income included €482 million related to exceptional and discontinued operations due to €480 million in relation with the sale of the Netherlands activities (of which €406 million gains on disposal and €74 million result up to the closing date, both reported in AXA Belgium Holdings).

2006 net income included €311 million related to exceptional and discontinued operations, mainly:

- a net dilution gain at AllianceBernstein (€+86 million) as a result of the issuance of AllianceBernstein units and the reversal of a deferred tax liability from prior period;

- a net realized capital gain (€+66 million) in Other International activities resulting from the sale of AXA RE's business to Stone Point;

- a gain in the United States Holdings (€+43 million) resulting from a favorable tax settlement on the sale of DLJ in
2000;

- the contribution of the Netherlands activities to net income (€+123 million, of which €77 million in Life & Savings and
€45 million in Property & Casualty), as these activities were classified as discontinued operations.

YEAR ENDED DECEMBER 31, 2008 COMPARED
TO YEAR ENDED DECEMBER 31, 2007

The net income for the year ended December 31, 2008 amounted to €923 million, down 84% or €-4,743 million compared to the year ended December 31, 2007. On a constant exchange rate basis, net income decreased by 83%
or €-4,727 million reflecting the strong decrease of Life & Savings (€-3,315 million or-114%) and Property & Casualty
(€-1,273 million or -57%).

Net investment result amounted to €-36,068 million in 2008, down 239% (€-61,959 million) or -252%
(€-65,336 million) on a constant exchange rate basis compared to 2007. Net investment result was split as follows:

(i) Change in fair value of financial instruments at fair value through profit and loss amounted to €-51,994 million, down
€60,056 million on a constant exchange rate basis, resulting from all assets categories, including €-54,491 million attributable to changes in fair value of assets backing contracts where the financial risk is borne by policyholders;

(ii) Financial instrument impairment charges amounted to €5,663 million, up €4,792 million, both from equities
(€3,281 million) reflecting the strong decrease of the markets and fixed maturities (€711 million) in the context of increasing credit defaults;

(iii) Net realized gains amounted to €-173 million in 2008, down €5,571 million (or -106%) mainly in equities
(€-5,744 million).

These elements were partly offset by:

(iv) Net investment income amounted to €21,762 million, up €5,083 million (or +29%), including €+4,621 million stemming from derivative instruments, including those related to the economic hedging program implemented to mitigate certain risks associated with Variable Annuity guarantees in the United States (€+4,473 million).

Other operating income and expenses amounted to €-53,761 million in 2008 compared to €-110,760 million in
2007, mainly driven by a 81% decrease (or €+57,160 million) in technical charges from insurance activities in the Life
& Savings segment, mainly driven by the decrease in unit-linked reserves as a consequence of the change in fair value of assets backing contracts where the financial risk is borne by policyholders.

The income tax expense was a benefit of €830 million in 2008, compared to an expense of €-1,783 million in 2007.
The €2,815 million decrease in tax expense was mainly due to (i) €62 million favorable non-recurring tax impact at
AllianceBernstein related to a deferred tax liability release on deferred undistributed foreign earnings, (ii) €163 million in undiscounted tax adjustment on unrealized gains attributable to policyholders in unit-linked life funds in the United
Kingdom and (iii) lower taxable profits.

The contribution to AXA's consolidated net income of each operating segment is set out below:

Life & Savings segment

Net loss was €-446 million in 2008, down 115%, or -114% (€-3,315 million) on a constant exchange rate basis, driven by lower net income in all main countries, notably the United States (€-1,181 million) and Belgium (€-788 million), except in the United Kingdom (€+83 million). Overall, the decrease in Life & Savings net income resulted from lower realized capital gains and higher net impairment charges, together with increased reserves related to Variable Annuity guarantees, partly offset by higher investment result on derivatives hedging Variable Annuity guarantees.

Note that 2008 net income included an adjustment of €-106 million in Japan. As a reminder, AXA Japan closes its books at the end of September. According to IFRS principles whereby the financial statements of the subsidiary shall be adjusted to reflect the effects of significant events that would have been recognized with a closing date aligned with the AXA Group, AXA Japan's 2008 accounts were adjusted with a provisional loss related to the activity from October to December 2008. This adjustment reflected mainly the further increase of the credit spreads during this period.

Property & Casualty segment

Net income was €926 million in 2008, down 58%, or -57% (€-1,273 million) at constant exchange rates, driven in particular by France (€-308 million), Belgium (€-289 million), Germany (€-283 million) and the United Kingdom and
Ireland (€-237 million).

Overall, the decrease in Property & Casualty net income was the result of a better technical profitability more than offset by lower net investment result.

International Insurance segment

Net income was €103 million in 2008, down 58%, or-64% (€-156 million) at constant exchange rates mainly given lower income in AXA Corporate Solutions Assurance (€-103 million) reflecting a €77 million negative change in fair value on credit mutual funds as a result of widening of corporate spreads.

Asset Management segment

Net income was €396 million in 2008, down 33%, or -27% (€-158 million) at constant exchange rates driven by both AXA Investment Managers (€-108 million) and AllianceBernstein (€-50 million). Overall, the decrease in Asset
Management net income was due to lower gross revenues and net investment results, partly offset by lower general expenses and a €62 million favorable non-recurring tax impact at AllianceBernstein.

Banking segment

Net loss was €-38 million in 2008, a decrease of €-43 million at constant exchange rates compared to 2007 as higher loss in AXA Bank Europe (€-37 million) mainly due to a strong decrease in the net realized capital gains and impairments on equities and CDOs as well as the unfavorable change in fair value of mutual funds and other assets covered with a fair value hedge or natural hedge and Swiss Bank (€-22 million) driven by €22 million start up costs, were partly offset by higher income in AXA Banque (€+15 million) reflecting a €27 million more favorable impact of change in fair value of macro-hedge derivatives instruments.

Holdings and other companies

Net loss was €-19 million in 2008, down 93%, or down 76% (€-218 million) at constant exchange rates, as higher income in AXA SA (€+980 million), driven by the increase of the mark-to-market of equity derivatives set up to reduce the Group exposure to equities, was more than offset by higher loss in Belgium (€-483 million), due to the non-
recurrence of the 2007 sale of the Netherlands activities, and in the United Kingdom (€-267 million), mainly due to a
€64 million non recurrence of a 2007 release of deferred tax provision and €189 million exchange rate loss in 2008 primarily arising from the revaluation of Euro-denominated inter-company loans.

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

(iv) Net realized gains amounted to €5,264 million in 2007. Excluding the contribution of Winterthur (€-37 million), realized capital gains increased by +25% (or€+1,075 million), mainly in equities.

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

The contribution to AXA's consolidated net income of each operating segment is set out below:

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

Asset Management segment

Net income was €588 million in 2007. Excluding the contribution of Winterthur in 2007 (€14 million), net income decreased by -6%, or was flat on a constant exchange rate basis, as higher earnings in 2007 were offset by the non recurrence of 2006 one-time items of €86 million, mainly dilution gains at AllianceBernstein.

Banking segment

Net income was €6 million in 2007, a €4 million decrease compared to 2006, as the €14 million increase in net income of AXA Banque (France) was more than offset by a €18 million decrease at AXA Bank Europe (Belgium) notably driven by higher integration costs related partly to early retirement pension plans.

Holdings and other companies

Net loss was €-287 million in 2007. Excluding the contribution of Winterthur in 2007 (€-40 million), net income was up €+465 million compared to 2006 (or €455 million on a constant exchange rate basis), notably driven by the
€406 million gain on the sale of the Netherlands' activities in 2007.

Consolidated Shareholders' Equity

As of December 31, 2008, consolidated shareholders' equity totaled €37.4 billion. The movement in shareholders'
equity since January 1, 2006, is presented in the table below:

	Shareholders' Equity (in Euro million)	Number of ordinary outstanding shares (in million)
At January 1,2006	36,525	1,872
Share Capital	507	221
Capital in excess of nominal value	3,800	-
Equity-share based compensation	106	-
Treasury shares sold or bought in open market	137	-
Change in equity component of compound financial instruments	-	-
Deeply subordinated debt (including accrued interests)	3,539	-
Fair value recorded in shareholders' equity	(375)	-
Impact of currency fluctuations	(764)	-
Cash dividend	(1,647)	-
Other	60	-
Net income for the period	5,085	-
Actuarial gains and losses on pension benefits	252	-
At December 31, 2006	47,226	2,093
Share Capital	(74)	(32)
Capital in excess of nominal value	(1,126)	-
Equity-share based compensation	92	-
Treasury shares sold or bought in open market	(195)	-
Change in equity component of compound financial instruments	(109)	-
Deeply subordinated debt (including accrued interests)	238	-
Fair value recorded in shareholders' equity	(2,983)	-
Impact of currency fluctuations	(1,392)	-
Cash dividend	(2,218)	-
Other	(93)	-
Net income for the period	5,666	-
Actuarial gains and losses on pension benefits	612	-
At December 31, 2007	45,642	2,061
Share Capital	65	28
Capital in excess of nominal value	370	-
Equity-share based compensation	107	-
Treasury shares sold or bought in open market	169	-
Change in equity component of compound financial instruments	-	-
Deeply subordinated debt (including accrued interests)	(719)	-
Fair value recorded in shareholders' equity	(5,087)	-
Impact of currency fluctuations	(1,234)	-
Cash dividend	(2,473)	-
Other	373	-
Net income for the period	923	-
Actuarial gains and losses on pension benefits	(695)	-
At December 31, 2008	37,440	2,089

Earnings per share ("EPS")

	(in Euro million except ordinary shares in million)
	2008		2007		2006 Restated(b)		Var. 2008 versus 2007
	Basic(a)	Fully diluted (a)	Basic(a)	Fully diluted (a)	Basic(a)	Fully diluted (a)	Basic (a)	Fully diluted(a)
Weighted average number of shares	2,035.4	2,043.6	2,042.7	2,060.8	1,947.8	2,031.7
Net income	900	900	5,631	5,631	4,951	5,064
Net income (Euro per Ordinary Share)	0.44	0.44	2.76	2.73	2.54	2.49		-84.0% -83.9%

(a) From HY 2008, EPS calculation takes into account interest payments and foreign exchange impacts related to perpetual debts classified in shareholders equity with retrospective application.

(b) Restated in full year 2006 means the restatement of The Netherlands' activities as discontinued businesses.

Return On Equity ("ROE")

				(in Euro million)
	Year ended, December 31, 2008	Year ended, December 31, 2007	Year ended, December 31, 2006	Change in % points
ROE	2.3%	13.1%	13.2%	-10.9%
Net income group share	923	5,666	5,085
Average shareholders' equity	40,615	43,096	38,644

LIFE & SAVINGS SEGMENT

The tables below present the operating results of AXA's Life & Savings segment, as well as the contribution to gross revenues and net income attributable to the principal geographic operations within this segment for the periods indicated. The information below is before elimination of intercompany transactions:

				(In Euro million)
	FY 2008	FY 2007	FY 2006 Restated(a)	FY 2006 Published
Gross written premiums	56,127	57,807	48,275	48,793
Fees and charges relating to investment contracts with no participating features	662	740	608	608
Revenues from insurance activities	56,789	58,548	48,883	49,401
Net revenues from banking activities	-	-	-	-
Revenues from other activities	1,246	1,332	1,076	1,084
Total revenues	58,035	59,879	49,959	50,485
Change in unearned premiums net of unearned revenues and fees	(348)	(278)	(229)	(249)
Net investment income	18,533	14,898	12,125	12,372
Net realized investment gains and losses	(558)	4,196	3,443	3,475
Change in fair value of financial instruments at fair value through profit & loss(c)	(51,579)	4,691	14,687	14,898
of which of change in fair value of assets with financial risk borne by policyholders (b)	(43,687)	7,468	15,158	15,370
Change in financial instruments impairment	(3,923)	(655)	(134)	(135)
Net investment result excluding financing expenses	(37,528)	23,129	30,122	30,610
Technical charges relating to insurance activities(b)	(15,213)	(70,595)	(68,999)	(69,815)
Net result from outward reinsurance	913	32	(27)	(28)
Bank operating expenses	-	-	-	-
Acquisition costs	(3,574)	(3,744)	(3,095)	(3,103)
Amortization of the value of purchased business in force	(393)	(357)	(274)	(282)
Administrative expenses	(3,573)	(3,514)	(2,822)	(2,871)
Change in tangible assets impairment	(3)	(0)	7	7
Change in goodwill impairment and other intangible assets impairment	(32)	(58)	-	-
Other income and expenses	(147)	(231)	(166)	(167)
Other operating income and expenses	(22,022)	(78,465)	(75,375)	(76,259)
Income from operating activities before tax	(1,863)	4,265	4,477	4,587
Income arising from investments in associates - Equity method	18	6	12	12
Financing debts expenses	(74)	(91)	(106)	(106)
Operating income before tax	(1,919)	4,180	4,383	4,493
Income tax	1,499	(994)	(1,285)	(1,319)
Net operating result	(420)	3,186	3,098	3,175
Result from discontinued operations net of tax	-	-	77	-
Net consolidated income	(420)	3,186	3,175	3,175
Split between :
Net income Group share	(446)	2,899	2,957	2,957
Minority interests share in net consolidated income	26	287	218	218

(a)  In 2006, Restated means the restatement of The Netherlands' activities as discontinued operations.

(b) Offset by a balancing entry in technical charges relating to insurance activities.

(c)  Includes €-106 million loss recognized against Other payables in the balance sheet. As a reminder, AXA Japan closes its books at the end of September. According to IFRS principles whereby the financial statements of the subsidiary shall be adjusted to reflect the effects of significant events that would have been recognized with a closing date aligned with the AXA Group, AXA Japan's 2008 accounts were adjusted with the provisional loss from October to December 2008. This adjustment reflects mainly the further increase of the credit spreads during this period.

CONSOLIDATED GROSS REVENUES

				(in Euro million)
	2008	2007	2006 Restated(b)	2006 Published
France	14,298	15,052	14,802	14,802
United States	13,757	16,244	15,390	15,390
United Kingdom	3,549	4,628	4,292	4,292
Japan	4,628	5,116	5,027	5,027
Germany	6,233	6,201	3,681	3,681
Switzerland	4,495	4,133	141	141
Belgium	2,563	3,075	2,512	2,512
Mediterranean & Latin American Region(a)	4,822	1,924	1,476	1,476
Other countries	3,690	3,507	2,637	3,164
TOTAL	58,035	59,879	49,959	50,485
Intercompany transactions	(59)	(35)	(7)	(7)
Contribution to consolidated gross revenues	57,977	59,845	49,952	50,479

(a) Mediterranean & Latin American Region includes Italy, Spain, Portugal, Greece, Turkey, Morocco and Mexico.

(b) Restated means the restatement of The Netherlands' activities as discontinued businesses.

NET INCOME

				(in Euro million)
	Years ended December 31,			Variation
	2008	2007	2006	2008 / 2007
France	425	709	776	(284)
United States	(296)	863	1,020	(1,159)
United Kingdom	257	216	138	41
Japan	(151)	219	256	(370)
Germany	(70)	179	81	(249)
Switzerland	(93)	135	7	(228)
Belgium	(597)	191	310	(788)
Mediterranean & Latin American Region(a)	52	84	63	(32)
Other Countries	29	304	304	(274)
Contribution to net income	(446)	2,899	2,957	(3,345)

(a) Mediterranean & Latin American Region includes Italy, Spain, Portugal, Greece, Turkey, Morocco and Mexico

In 2008, the Life & Savings segment accounted for 64% of AXA's consolidated gross revenues after elimination of intercompany transactions (64% in 2007 and 64% in 2006). The Life & Savings segment had a negative contribution to
AXA's 2008 consolidated net income of -48%, and was the primary contributor to AXA's 2007 (51%) and 2006 (58%)
consolidated net income.

Analysis of investment results

The following table summarizes the net investment results of AXA's Life & Savings operations by type of invested financial assets for the periods indicated before elimination of intercompany transactions.

													(in Euro million)
	Net investment income			Net realized investment gains and losses			Change in fair value of investments designated as at fair value through profit or loss			Change in investments impairment			Net investment result excluding financing expenses
(Years ended December 31)	2008	2007	2006 Restated (a)	2008	2007	2006 Restated (a)	2008 (b)	2007	2006 Restated (a)	2008	2007	2006 Restated (a)	2008 (b)	2007	2006 Restated (a)
Investment properties	646	634	680	435	1,037	677	(680)	(542)	356	(73)	(30)	34	328	1,100	1,747
Debt securities	11,148	10,669	8,958	(642)	(151)	262	(3,612)	(1,198)	(1,293)	(840)	(339)	(73)	6,054	8,981	7,854
Equity securities	1,103	1,533	1,185	(1,005)	4,146	2,518	(4,768)	(2,011)	923	(2,570)	(278)	(86)	(7,240)	3,390	4,540
Non controlled investment funds	133	260	230	(48)	122	124	(94)	17	(14)	(424)	(4)	(2)	(434)	394	338
Other assets held by controlled investment funds designated at fair value through profit & loss	232	189	198	277	18	(7)	418	2	18	-	-	-	927	209	208
Loans	1,384	1,358	1,033	(23)	4	(4)	555	51	(166)	(9)	2	(6)	1,906	1,414	857
Assets backing contracts where the financial risk is borne by policyholders	529	817	527	-	-	-	(43,687)	7,468	15,158	-	-	-	(43,158)	8,284	15,685
Hedge accounting derivatives	-	-	-	-	-	-	341	251	(97)	-	-	-	341	251	(97)
Other derivatives	3,975	(112)	(213)	669	(14)	149	1,082	915	(402)	-	-	-	5,726	790	(466)
Investment management expenses	(908)	(900)	(884)	-	-	-	-	-	-	-	-	-	(908)	(900)	(884)
Other	293	451	411	(221)	(967)	(275)	(1,135)	(263)	203	(8)	(6)	(0)	(1,070)	(785)	339
NET INVESTMENT RESULT	18,533	14,898	12,125	(558)	4,196	3,443	(51,579)	4,691	14,687	(3,923)	(655)	(134)	(37,528)	23,129	30,122

(a) Restated means the restatement of the Netherlands' activities as discontinued operations.

(b)  Includes €-106 million loss recognized for AXA Japan. As a reminder, AXA Japan closes its books at the end of September. According to
IFRS principles whereby the financial statements of the subsidiary shall be adjusted to reflect the effects of significant events that would have been recognized with a closing date aligned with the AXA Group, AXA Japan's 2008 accounts were adjusted with the provisional loss from
October to December 2008 . This adjustment reflects mainly the further increase of the credit spreads during this period.

Previously published information was as follows:

					(in Euro million)
	Net investment income	Net realized investment gains and losses	Change in fair value of investments designated as at fair value through profit or loss	Change in investments impairment	Net investment result excluding financing expense
(Years ended December 31)	2006 Published	2006 Published	2006 Published	2006 Published	2006 Published
Investment properties	680	677	356	34	1,747
Debt securities	9,072	264	(1,291)	(73)	7,972
Equity securities	1,200	2,549	923	(88)	4,584
Non controlled investment funds	230	124	(14)	(2)	338
Other assets held by controlled investment funds designated at fair value through profit & loss	198	(7)	18	-	208
Loans	1,152	(4)	(166)	(6)	976
Assets backing contracts where the financial risk is borne by policyholders	527	-	15,370	-	15,897
Hedge accounting derivatives	-	-	(97)	-	(97)
Other derivatives	(212)	149	(403)	-	(467)
Investment management expenses	(891)	-	-	-	(891)
Other	416	(275)	203	(0)	343
NET INVESTMENT RESULT	12,372	3,475	14,898	(135)	30,610

The year-to-year commentaries below are based on operating results of the segment before elimination of intercompany transactions (for further information refer to Note 3 "Segmental information" to the consolidated financial statements included in Item 18 of this Annual Report on form 20-F).

YEAR ENDED DECEMBER 31, 2008 COMPARED
TO YEAR ENDED DECEMBER 31, 2007

Gross revenues were down 3%, or down 4% on a comparable basis, to €57,977 million net of intercompany eliminations, (or €58,035 million before intercompany eliminations), mainly driven by the United States, Belgium, the
United Kingdom and France. For a detailed analysis of Life & Savings gross revenues, refer to section "Consolidated
Gross Revenues".

The net investment result excluding financing expenses was €-37,528 million in 2008, a decrease of €60,657 million compared to 2007 (or €64,015 million on a constant exchange rate basis). This decrease was explained as follows:

a) A €4,754 million decrease (€4,891 million on a constant exchange rate basis) in net realized investment gains and losses to €-558 million in 2008, mainly driven by the United Kingdom (€-3,193 million mostly on equities within "With
Profit" funds due to the significant downturn in markets during 2008) and Australia-New Zealand (€-1,537 million as a result of the significant drop in markets in 2008, partly offset by Japan (€+1,810 million mainly due to higher realized gains on foreign exchange derivatives).

b) A €-56,270 million decrease (€-60,189 million on a constant exchange rate basis) in change in fair value of financial instruments at fair value though profit and loss to €-51,579 million in 2008, mainly driven by:

- a €54,483 million decrease in change in fair value from assets backing contracts where the financial risk is borne by policyholders, mainly in the United States (€-29,590 million), the United Kingdom (€-13,463 million) and
France (€-7,165 million) as the result of challenging European and US equity & fixed maturity markets in 2008;

- a €3,240 million decrease in change in fair value of equities, mainly attributable to the United Kingdom (€-1,209 million) and France (€-932 million) due to unfavorable equity markets in 2008;

- a €2,533 million decrease in change in fair value of fixed maturities, mainly attributable to France
(€-1,164 million), the United Kingdom (€-427 million), Belgium (€-362 million) and Germany (€-326 million) due to credit spread widening; and

- a €-106 million loss in Japan. As a reminder, AXA Japan closes its books at the end of September. According to IFRS principles whereby the financial statements of the subsidiary shall be adjusted to reflect the effects of significant events that would have been recognized with a closing date aligned with the AXA Group, AXA Japan's
2008 accounts were adjusted with a provisional loss related to the activity from October to December 2008. This adjustment reflected mainly the further increase of the credit spreads during this period.

c) A €3,267 million increase (€3,285 million at constant exchange rate basis) in net impairment charges to €-3,923 million in 2008, including notably:

-€2,306 million higher impairment charges on equities available for sale, especially in Belgium (€-521 million),
France (€-491 million), Germany (€-378 million), Switzerland (€-284 million), Hong Kong (€-265 million),
Mediterranean and Latin American Region (€-143 million) and Australia-New Zealand (€-133 million);

- €513 million higher impairment charges on fixed maturities mainly in Switzerland (€-113 million), France (€-108 million),
Mediterranean and Latin American Region (€-72 million), the United States (€-71 million), Belgium (€-51 million), the United Kingdom (€-37 million) and Germany (€-24 million); and

-€410 million higher impairment charges on non consolidated investment funds mainly driven by Switzerland
(€-273 million), France (€-56 million) and Mediterranean and Latin American Region (€-42 million).

Partly offset by

d) A €3,635 million increase (€4,350 million at constant exchange rate basis) in net investment income to €18,533 million in 2008, resulting from a €4,473 million increase in the United States related to derivative instruments including those related to the economic hedging program implemented to mitigate certain risks associated with
Variable Annuity guarantees.

Technical charges relating to insurance activities were €-15,213 million in 2008, down €55,382 million, or €57,156 million on a constant exchange rate basis, mainly driven by the decrease in unit linked reserves as a consequence of the €-54,483 million changes in fair value of assets backing contracts where the financial risk is borne by policyholders, partly offset by a €6,161 million increase in reserves related to Variable Annuity guarantees, mainly in the United States and Germany, due to financial market conditions.

Net result of reinsurance ceded amounted to €913 million, an increase by €880 million (or €957 million on a constant exchange rate basis) mainly due to a strengthening of reserves in the United States associated with a disability income portfolio which was ceded to a third party (this impact being offset in technical charges).

Acquisition costs (DAC and equivalent capitalization, net of amortization, and insurance acquisition expenses)
amounted to €-3,574 million in 2008, flat compared to 2007 at constant exchange rates, resulting from:

- €302 million lower insurance acquisition expenses, notably in the United States (€-289 million), the United Kingdom
(€-96 million) and Germany (€-72 million), partly offset by the Mediterranean and Latin American Region
(€+165 million, or flat excluding AXA MPS and Mexico);

- a €37 million lower DAC amortization charge, mainly from a €32 million decrease in the United Kingdom;
partly offset by

- a €340 million decrease in DAC capitalization, in particular in the United States (€-254 million) and the United
Kingdom (€-116 million), partly offset by France (€+27 million).

Amortization of value of purchased life business inforce and other intangible assets amounted to €-393 million in 2008, up €67 million at constant exchange rates, stemming mainly from the United Kingdom (€+95 million) and
Mediterranean and Latin American Region (€+34 million), partly offset by France (€-26 million), Japan (€-21 million)
and Switzerland (€-18 million).

Administrative expenses were €-3,573 million in 2008, up €59 million compared to 2007 (+2%), or €+231 million
(+7%) on a constant exchange rate basis, notably including €+159 million from acquisitions in the United Kingdom
(€+44 million from the brokerage company SBJ), in Australia-New Zealand (€+61 million from the financial advisor
Genesys) and in the Mediterranean and Latin American Region (€+38 million from AXA MPS and €+16 million from
Seguros ING in Mexico) and €+43 million in France.

Changes in goodwill impairment and other intangible assets impairment amounted to €-32 million, a decrease of €23 million at constant exchange rates compared to 2007, mainly reflecting the write-down of the intangible asset related to USFL's insurance distribution system recorded in 2007 in the United States.

Other expenses amounted to €-147 million in 2008, down €84 million over the year, or €74 million on a constant exchange rate basis. This increase notably resulted from a €41 million decrease in Hong Kong and a €20 million decrease in Switzerland.

Income tax benefit was €1,499 million in 2008 (compared to a tax charge of €994 million in 2007), representing a decrease of €2,693 million at constant exchange rates mainly driven by (i) a €1,143 million higher tax benefit in the
United Kingdom reflecting a sharp reduction in deferred policyholder's tax liability as a result of the decrease in value of policyholders' account balances compared to 2007, and (ii) lower tax charges mainly in the United States (€582 million), in Australia-New Zealand (€465 million), in France (€183 million), in Germany (€157 million) and in Japan (€142 million)
as a result of lower pre-tax earnings.

Net loss amounted to €-446 million in 2008. On a constant exchange rate basis, net income decreased by
€3,315 million mainly resulting from lower realized capital gains and higher net impairment charges, together with increased reserves related to Variable Annuity guarantees, partly offset by higher investment result on derivatives hedging Variable Annuity guarantees.

Note that 2008 net income included an adjustment of €-106 million in Japan. As a reminder, AXA Japan closes its books at the end of September. According to IFRS principles whereby the financial statements of the subsidiary shall be adjusted to reflect the effects of significant events that would have been recognized with a closing date aligned with the AXA Group, AXA Japan's 2008 accounts were adjusted with a provisional loss related to the activity from October to December 2008. This adjustment reflected mainly the further increase of the credit spreads during this period.

YEAR ENDED DECEMBER 31, 2007 COMPARED
TO YEAR ENDED DECEMBER 31, 2006

Gross revenues were up 20%, or up 5% on a comparable basis, to €59,845 million net of intercompany transactions,
(or€59,879 million before the elimination of intercompany transactions), mainly driven by the United States, Belgium, and
France. For a detailed analysis of Life & Savings gross revenues, refer to section "Consolidated Gross Revenues".

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

- a €422 million increase in Australia-New Zealand, mainly attributable to net investment income from assets backing contracts where the financial risk is borne by policyholders, on the back of higher dividend income, as a result of better corporate earnings, and higher interest income;

- a €161 million increase in France, mainly driven by a higher asset base in fixed maturities.
Partly offset by:

- a €-182 million decrease in Japan, as (i) higher returns from alternative investments were more than offset by
(ii) unfavorable foreign exchange impacts (€-92 million), and (iii) lower income from fixed maturities reflecting the impact of the 2006 portfolio restructuring, moving from foreign bonds with Interest Rate Swaps to Japanese
Government Bonds. However, this restructuring triggered at the same time a significant reduction of the hedge cost (decreasing by €-147 million) reflected in realized capital gains through foreign exchange and derivative impacts and change in fair value.

b)  Net realized investment gains amounted to €4,196 million in 2007. Excluding the contribution of Winterthur in 2007
(€-24 million), net realized gains increased by €+776 million (or €+702 million on a constant exchange rate basis), mainly as a result of:

- a €1,264 million increase in the United Kingdom, or a €1,275 million increase on a constant exchange rate basis, to €2,662 million, mainly due to portfolio changes arising from a fund rebalancing exercise; and

- a €-739 million decrease in Japan, resulting from (i) proceeds of underlying assets almost equal to last year
(€+1 million), (ii) reduction of the hedge cost mentioned above (€+133 million), (iii) other derivatives (€-137 million),

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

- a €896 million lower change in fair value of real estate assets, attributable to the United Kingdom (€-676 million)
and Australia-New Zealand (€-159 million);

- a €3,015 million decrease in change in fair value of equities, mainly attributable to the United Kingdom (€2,666 million) due to unfavorable changes in equity markets late in 2007, which coincided with the rebalancing of the portfolio in the United Kingdom;

- a €1,262 million increase in changes in fair value of other derivative instruments, in particular in Japan (€1,233 million) mainly driven by positive impact due to close out of currency Euro forwards related to Euro bonds
(therefore, foreign exchange impacts, net of related derivatives impacts decreased by €-4 million);

- a €8,433 million decrease in change in fair value from assets backing contracts where the financial risk is borne by policyholders, mainly in France (€-2,122 million), the United States (€-3,637 million), the United Kingdom
(€-1,669 million) and Australia-New Zealand (€-914 million), as the result of less favorable European and U.S.
equity & fixed maturity markets in 2007 compared to 2006.

d)  Net impairment charges amounted to €655 million in 2007. Excluding the contribution of Winterthur in 2007 (€219 million), impairment charges increased by €302 million, including notably:

- a €68 million increase in impairment charges to €-87 million in Germany, especially due to fixed maturities available for sale;

-€141 million higher impairment charges in France, including €92 million on fixed maturities and €47 million on real estate assets; and

- a €59 million increase in the United States, mostly on fixed maturities.

Technical charges relating to insurance activities were €70,595 million in 2007. Excluding Winterthur contribution in 2007 (€10,477 million), technical charges relating to insurance activities decreased by €8,881 million or -13% (or
€-6,545 million on a constant exchange rate basis or -9%). The larger contributors to this decrease on a constant exchange rate basis were:

- France (€-2,215 million) mainly due to (i) the decrease in unit linked reserves as a consequence of the change in fair value of assets backing contracts where the financial risk is borne by policyholders by €-2,201 million and (ii)
the reclassification of technical items in commissions for €-97 million.

- United Kingdom (€-2,968 million), as decreased policyholder reserve movements by €-3,557 million, primarily due to reduced investment growth on policyholder investments compared to 2006, were partly offset by increased policy benefit payments by €589 million, mainly due to increased surrenders in With Profit and Group Managed
Funds.

- United States, where technical charges relating to insurance activities decreased by €924 million.

- Australia-New Zealand, with a €428 million decrease (or €406 million on a current exchange rate basis), mainly due to a decrease in unit-linked technical reserves driven by lower changes in fair value, partially offset by an increase in surrenders driven by changes in superannuation legislation in Australia.

- Germany, with a decrease of €-161 million driven by lower premiums in Life traditional business as well as lower policyholder participation.

These decreases were partly reduced by:

- Belgium where technical charges relating to insurance activities increased by €+409 million (+13%) mainly due to the increase in premiums and the rise in interests credited to policyholders.

Acquisition costs (DAC and equivalent capitalization, net of amortization, and insurance acquisition expenses)
amounted to €-3,744 million in 2007. Excluding the contribution of Winterthur in 2007 (€-204 million), acquisition costs increased by €446 million, or +14%, resulting from:

- €526 million (or €736 million at constant exchange rates) higher insurance acquisition expenses, notably in the United States (€+195 million), France (€+131 million), the United Kingdom (€+100 million), and Germany
(€+73 million);

- a €142 million higher DAC amortization charge, including a €70 million increase in Germany;
partly offset by

- a €279 million increase in DAC capitalization, in particular in Germany (€+72 million) and the United States
(€+144 million).

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

Administrative expenses were €-3,514 million in 2007. Excluding the contribution of Winterthur in 2007 (€-526 million), administrative expenses increased by €166 million compared to 2006 or +6% (or €+254 million or 9% on a constant exchange rate basis), notably including €+82 million in the United Kingdom, mainly due to €48 million inclusion of Thine (trading as Bluefin Advisory Services from December 31, 2008), and €+69 million in Australia-New
Zealand mainly driven by higher commissions associated with higher revenues.

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

PROPERTY & CASUALTY SEGMENT

The tables below present the operating results of AXA's Property & Casualty segment, as well as the contribution to gross revenues and net income attributable to the principal geographic operations within this segment for the periods indicated. This information below is before elimination of intercompany transactions.

				(In Euro million)
	FY 2008	FY 2007	FY 2006 Restated(a)	FY 2006 Published
Gross written premiums	26,107	25,101	19,548	19,830
Fees and charges relating to investment contracts with no participating features	-	-	-	-
Revenues from insurance activities	26,107	25,101	19,548	19,830
Net revenues from banking activities	-	-	-	-
Revenues from other activities	102	79	52	52
Total revenues	26,209	25,180	19,600	19,882
Change in unearned premiums net of unearned revenues and fees	(244)	(362)	(139)	(142)
Net investment income	2,261	2,059	1,562	1,592
Net realized investment gains and losses	472	953	594	596
Change in fair value of financial instruments at fair value through profit & loss	(775)	(75)	50	52
Change in financial instruments impairment	(1,543)	(251)	(47)	(47)
Net investment result excluding financing expenses	414	2,687	2,159	2,192
Technical charges relating to insurance activities	(16,662)	(16,723)	(12,697)	(12,841)
Net result from outward reinsurance	(780)	(599)	(629)	(632)
Bank operating expenses	-	-	-	-
Acquisition costs	(4,806)	(4,652)	(3,712)	(3,787)
Amortization of the value of purchased business in force	-	-	-	-
Administrative expenses	(2,677)	(2,452)	(1,826)	(1,860)
Change in tangible assets impairment	(1)	3	11	11
Change in goodwill impairment and other intangible assets impairment	(91)	(89)	-	-
Other income and expenses	(5)	(24)	(18)	(10)
Other operating income and expenses	(25,021)	(24,536)	(18,872)	(19,119)
Income from operating activities before tax	1,358	2,969	2,748	2,812
Income arising from investments in associates - Equity method	5	5	22	22
Financing debts expenses	(10)	(13)	(8)	(8)
Operating income before tax	1,353	2,961	2,762	2,826
Income tax	(373)	(693)	(769)	(788)
Net operating result	980	2,267	1,993	2,038
Result from discontinued operations net of tax	-	-	45	-
Net consolidated income	980	2,267	2,038	2,038
Split between :
Net income Group share	926	2,218	1,977	1,977
Minority interests share in net consolidated income	54	49	61	61

(a) Restated means the restatement of the Netherlands' activities as discontinued operations.

CONSOLIDATED GROSS REVENUES

				(in Euro million)
	2008	2007	2006 Restated(b)	2006 Published
France	5,633	5,377	5,219	5,219
United Kingdom & Ireland	4,471	5,111	4,742	4,742
Germany	3,554	3,531	2,759	2,759
Belgium	2,156	2,130	1,520	1,520
Mediterranean & Latin American Region(a)	6,437	5,298	3,831	3,831
Switzerland	2,024	1,981	95	95
Other countries	1,934	1,752	1,435	1,717
TOTAL	26,209	25,180	19,600	19,882
Intercompany transactions	(170)	(164)	(89)	(89)
Contribution to consolidated gross revenues	26,039	25,016	19,510	19,793

(a) Mediterranean & Latin American Region includes Italy, Spain, Portugal, Greece, Turkey, Morocco, Gulf Region and Mexico.

(b) Restated in full year 2006 means the restatement of the Netherlands' activities as discontinued businesses.

AXA GROUP - RATIOS

					(in %)
	Years ended December 31,
	2008	2007	2006 Restated(a)	2006 Published	Variation 2008 / 2007
Current accident year loss ratio (net)	74.6%	75.1%	71.9%	71.8%	-0.4%
All accident year loss ratio (net)	67.1%	69.7%	68.5%	68.3%	-2.6%
Expense ratio	28.4%	27.9%	28.5%	28.6%	0.5%
Combined ratio	95.5%	97.6%	96.9%	96.9%	-2.0%

(a) Restated means the restatement of The Netherlands activities as discontinued operations.

NET INCOME

				(in Euro million)
	Years ended December 31			. Variation
	2008	2007	2006	2008 / 2007
France	245	553	515	(308)
United Kingdom & Ireland	62	307	451	(245)
Germany	127	410	282	(283)
Belgium	(17)	272	283	(289)
Mediterranean and Latin American Region(a)	447	428	230	19
Switzerland	(14)	84	9	(98)
Other Countries	77	164	206	(88)
Contribution to net income	926	2,218	1,977	(1,292)

(a) Mediterranean and Latin American Region includes Italy, Spain, Portugal, Greece, Turkey, Morocco, Gulf and Mexico.

In 2008, the Property & Casualty segment accounted for 29% of AXA's consolidated gross revenues after elimination of intercompany transactions (2007: 27% and 2006: 25%). The Property & Casualty segment contributed significantly
(100%) to AXA's 2008 consolidated net income (2007: 39% and 2006: 39%). This segment has shown continuous operational improvements over the past three years.

Analysis of investment results

The following table summarizes the net investment results of the Property & Casualty operations by type of invested assets for the periods indicated, before elimination of intercompany transactions.

														(in Euro million)
	Net investment income			Net realized investment gains and losses			Change in fair value of investments designated as at fair value through profit or loss			Change in investments impairment			Net investment result excluding financing expenses
(Years ended December 31)	2008	2007	2006 Restated (a)	2008	2007	2006 Restated (a)	2008	2007	2006 Restated (a)	2008	2007	2006 Restated (a)	2008	2007	2006 Restated (a)
Investment properties	111	104	94	89	124	21	(6)	2	21	(64)	(8)	4	131	222	140
Debt securities	1,869	1,715	1,256	(160)	(63)	(94)	(529)	(180)	(31)	(217)	(51)	(5)	964	1,422	1,126
Equity securities	252	297	243	479	833	594	(236)	52	60	(971)	(161)	(43)	(476)	1,021	854
Non controlled investment funds	51	42	27	(9)	16	32	6	(4)	2	(292)	(32)	(2)	(245)	22	59
Other assets held by controlled investment funds designated at fair value through profit & loss	41	13	8	(2)	3	0	(21)	75	(1)				18	91	7
Loans	163	124	43	0	1	2	-	-	-	1	(0)	(0)	164	125	45
Assets backing contracts where the financial risk is borne by policyholders
Hedge accounting derivatives	-	-	-	-	-	-	42	(20)	6	-	-	-	42	(20)	6
Other derivatives	(19)	(30)	6	193	40	(9)	68	50	18	-	-	-	242	60	15
Investment management expenses	(142)	(161)	(118)	-	-	-	-	-	-	-	-	-	(142)	(161)	(118)
Other	(66)	(46)	3	(119)	(1)	48	(99)	(49)	(23)	1	2	(1)	(284)	(94)	26
NET INVESTMENT RESULT	2,261	2,059	1,562	472	953	594	(775)	(75)	50	(1,543)	(251)	(47)	414	2,687	2,159

(a) Restated means the restatement of the Netherlands' activities as discontinued operations.

Previously published information was as follows:

		(in Euro million)
	Net investment income		Net realized investment gains and losses		Change in fair value of investments designated as at fair value through profit or loss		Change in investments impairment		Net investment result excluding financing expenses
(Years ended December 31)	2007	2006 published	2007	2006 published	2007	2006 published	2007	2006 published	2007	2006 published
Investment properties		94		21		21		4		140
Debt securities		1,287		(92)		(30)		(5)		1,159
Equity securities		245		594		60		(43)		856
Non controlled investment funds		27		32		2		(2)		59
Other assets held by controlled investment funds designated at fair value through profit & loss		8		0		(1)				7
Loans		44		2		-		(0)		46
Assets backing contracts where the financial risk is borne by policyholders
Hedge accounting derivatives		-		-		6		-		6
Other derivatives		6		(9)		18		-		15
Investment management expenses		(119)		-		-		-		(119)
Other		(1)		48		(23)		(1)		23
NET INVESTMENT RESULT		1,592		596		52		(47)		2,192

The year-on-year commentaries below are based on the operating results of the segment before elimination of intercompany transactions (refer to Note 3 "Segmental information" to the consolidated financial statements included in Item 18 of this Annual Report on Form 20-F for further information).

YEAR ENDED DECEMBER 31, 2008 COMPARED
TO YEAR ENDED DECEMBER 31, 2007

Gross revenues were up 4% to €26,039 million net of intercompany eliminations (or €26,209 million before intercompany eliminations), or +3% on a comparable basis mainly driven by Mediterranean & Latin American Region
(+6% to €6,414 million) and France (+3% to €5,595 million).

Net investment result decreased by €2,249 million to €414 million in 2008 mainly driven by higher impairment charges, lower net realized gains and an unfavorable change in fair value of financial instruments through profit and loss partly offset by higher net investment income:

a) Net investment income increased by €255 million to €2,261 million in 2008 mainly resulting from a €+161 million increase from fixed maturities due to higher fixed income asset base and yield.

b) Net realized investment gains amounted to €472 million in 2008, down €479 million including €352 million lower realized gains on equities, of which €–159 million in the United Kingdom & Ireland and €–137 million in Germany, and €97 million lower realized gains on debt securities (mainly in France €–118 million).

c) Changes in fair value of financial instruments through profit and loss were a loss of €–775 million in 2008 compared to a loss of €–75 million in 2007. The evolution in change in fair value mainly resulted from a €–347 million decrease in changes in fair value of debt securities mainly in Belgium, France attributable to the change in fair value of mutual funds due to the credit spread widening, and a loss of €–286 million in equities mainly in France and Germany.

d) Impairment charges amounted to €–1,543 million in 2008, down €–1,329 million compared to 2007, mainly attributable to equities (€–825 million) in the Mediterranean & Latin American Region, France, Switzerland, the
United Kingdom & Ireland, Belgium and Germany, and non consolidated investment funds (€–260 million) notably in Switzerland and the Mediterranean & Latin American Region.

Technical charges relating to insurance activities increased by €459 million to €–16,662 million in 2008 , mainly driven by €576 million increase in the Mediterranean & Latin American Region (or a €52 million decrease excluding
AXA MPS, Gulf Region and Mexico), €184 million increase in Korea, partly offset by €–202 million decrease in Germany and €–149 million decrease in Switzerland.

Net result on reinsurance ceded decreased by €218 million to €–780 million in 2008. These deterioration was mainly attributable to Germany (€–112 million) and the Mediterranean & Latin American Region (€–67 million).

The current accident year loss ratio improved by 0.6 point to 74.6% mainly driven by 1.7 points lower impact of natural events in 2008 (storms in Germany for 0.3 point) compared to 2007 (Kyrill storms for 0.9 point and floods in the United Kingdom for 1.1 points) partly offset by major claims in the United Kingdom and Belgium.The all accident year loss ratio improved by 2.7 points to 67.1% mainly driven by the current accident year loss ratio improving and by more favorable prior year reserve developments.

In France, the current accident year loss ratio deteriorated by 0.4 point to 74.8% mainly driven the shift towards longer tail business (Construction and Liability) and the increase in Personal Motor current accident year net loss ratio due to pressure on tariffs. The all accident year net loss ratio improved by 4.3 points to 68.5%, reflecting a higher positive prior year reserve development in Motor, Liability and Construction.

In the United Kingdom, the current accident year loss ratio improved by 2.8 points to 69.3%, as a result of the non recurring 2007 adverse weather events (–6.6 points) partly offset by a higher frequency of large claims in Commercial
Property and increased injury claims and inflation in third party damage claims in UK Commercial motor. The all accident year loss ratio decreased by 3.3 points to 63.3%, reflecting the improvement in current accident year loss ratio combined with +0.6 point favorable development in prior years reserves.

In Germany, current accident year loss ratio improved by 2.5 points to 76.2%, mainly driven by a lower impact of natural events in 2008. The all accident year net loss ratio improved by 2.8 points to 66.1% due to the improved current accident year loss ratio and a positive prior year reserve development.

In Belgium, the current accident year loss ratio deteriorated by 3.2 points to 80.9% mainly due to higher large claims
(€+68 million) mainly in property, despite less natural events. The all accident year loss ratio increased by 1.5 points to 69.0% reflecting the deterioration of the current accident year loss ratio partly offset by a higher prior years result
(€+40 million) mainly in Workers’ compensation.

In the Mediterranean & Latin American Region, the current accident year loss ratio improved by 0.3 point to 76.2%.
On a constant exchange rate basis and excluding AXA MPS, Gulf Region and Mexico, the current year loss ratio deteriorated by 0.9 point to 77.4% mainly linked to motor business in Italy with higher impact from large claims. The all accident year loss ratio improved by 3.4 points to 68.5%. On a constant exchange rate basis and excluding AXA
MPS, Gulf Region and Mexico, the all accident year loss ratio improved by 4.0 points to 68.0% thanks to a favorable prior year reserves development.

In Switzerland, the current accident year loss ratio improved by 3.9 points to 73.7 % mainly driven by the non-
recurrence of large losses due to floods and hail events in 2007. The all accident year loss ratio improved by 6.1 points to 69.1% reflecting the lower current year loss ratio and the increase in prior year results (€+44 million) mainly on long tail business lines.

Acquisition costs amounted to €–4,806 million in 2008, an increase of €361 million on a constant exchange rates basis compared to 2007, notably driven by a €238 million increase in the Mediterranean & Latin American Region (or a €52 million increase excluding AXA MPS, Gulf Region and Mexico, impacted by the change in expenses allocation in Spain and the launch of a direct channel in Italy).

Administrative expenses amounted to €–2,677 million in 2008, up €306 million on a constant exchange rates basis compared to 2007, including €95 million in the Mediterranean and Latin American Region (or a €4 million increase excluding AXA MPS, Gulf Region and Mexico), €76 million in Germany due to the negative impact of non recurring items (such as pension costs), and €73 million in the United Kingdom & Ireland due to higher IT costs and the acquisition of a subsidiary in Health.

Income tax expenses amounted to €–373 million decreasing by €315 million on a constant exchange rates basis compared to 2007, due to lower pre tax earnings notably in France, Belgium, Germany and the United Kingdom.

Net income was €926 million in 2008, down 58%, or –57% (€–1,273 million) on a constant exchange rates basis, driven in particular by France (€–308 million), Belgium (€–289 million), Germany (€–283 million) and the United
Kingdom and Ireland (€–237 million). Overall, the decrease in Property & Casualty net income was the result of a better technical profitability more than offset by lower net investment result.

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

d) Charges relating to financial instruments impairment amounted to €–251 million in 2007. Excluding the contribution of Winterthur (€–33 million), it was a loss of €–218 million in 2007, mainly attributable to Germany and the United
Kingdom & Ireland.

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

In Germany, current accident year loss ratio deteriorated by 4.5 points to 78.7%, mainly driven by natural events and higher large claims impact. Excluding Winterthur, the current accident year loss ratio increased by 3.0 points to 77.2%
driven by the storm “Kyrill” with an impact of 1.9 points in 2007 and higher large claims charge on Commercial Property and Liability lines (Winterthur current accident year loss ratio amounted to 84.4%, of which the Kyrill impact amounted to 1.4 points). The all accident year loss ratio increased by 1.2 points to 69.0%. Excluding Winterthur, the all accident year loss ratio increased by 1.8 points to 69.5%, due to the higher current accident year loss ratio, partly offset by a non recurring increase in claim handling costs reserve in 2006 (Winterthur net technical result amounted to €236 million with an all accident year loss ratio of 66.7%).

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

In the Mediterranean Region, the current accident year loss ratio stood at 76.5% (–0.7 point). Excluding Winterthur, it deteriorated by 0.8 point to 78.0%, mainly driven by an increase in Motor Personal line (+2.0 points) following the strong new business impact and the stable average premium (as compared to a 4% average weighed inflation rate).
Winterthur current accident year loss ratio stood at 71.1%. The all accident year loss ratio stood at 72.1% (–2.8 points).
Excluding Winterthur, it improved by 1.8 points to 73.0% thanks to the favorable development of claims reserves from previous years (€+115 million) mainly focused on Motor lines (€+138 million). The Winterthur all accident year loss ratio stood at 68.6%.

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

Income tax expenses amounted to €–693 million. Excluding the contribution of Winterthur (€–83 million), tax expenses decreased by €159 million compared to 2006, including a €83 million decrease in Belgium (due to lower pre-
tax earnings), a €64 million decrease in the United Kingdom & Ireland (reflecting the deterioration in the pre-tax result, and a €32 million benefit from a settlement on prior years, partly offset by a negative €18 million due to the decrease in deferred tax assets following the reduction in the Corporate tax rate from 30% to 28%), and a €122 million decrease in Germany (mainly due to a positive outcome of a tax audit on the ex-Albingia portfolio and a favorable impact of the new income tax rate on deferred tax liabilities) partly offset by a €68 million increase in the Mediterranean Region
(mainly driven by higher pre-tax earnings).

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

CONSOLIDATED GROSS REVENUES

(in Euro million)
	2008	2007	2006
AXA Corporate Solutions Assurance	1,970	1,823	1,697
AXA Cessions	51	69	57
AXA Assistance	870	809	702
Other (a)	89	1,002	1,355
TOTAL	2,980	3,703	3,811
Intercompany transactions	(139)	(135)	(95)
Contribution to consolidated gross revenues	2,841	3,568	3,716

(a) Including €-6 million in 2008 (€896 million in full year 2007 and €1,217 million in full year 2006) of business fronted by AXA RE and fully reinsured by Paris RE (fronting arrangement set in place in the context of the sale of AXA RE's business to Paris RE).

NET INCOME

(in Euro million)
	Years ended December 31,			Variation
	2008	2007	2006	2008 / 2007
AXA Corporate Solutions Assurance	27	125	117	(97)
AXA Cessions	12	16	13	(4)
AXA Assistance	15	19	22	(4)
Other	48	84	92	(36)
Contribution to net income	103	243	244	(140)

In 2008, the International Insurance segment accounted for 3% of AXA's consolidated gross revenues after elimination of intercompany transactions (4% in 2007 and 5% in 2006). The International Insurance segment had a positive contribution to AXA's 2008 consolidated net income of 11% (positive contributions of 4% in 2007 and 5% in 2006).

Analysis of investment result

The following table summarizes the net investment results of the International Insurance operations by type of invested assets for the periods indicated.

(in Euro million)
	Net investment income			Net realized investment gains and losses			Change in fair value of investments designated as at fair value through profit or loss			Change in investments impairment			Net investment result excluding financing expenses
(Year ended December 31)	2008	2007	2006	2008	2007	2006	2008	2007	2006	2008	2007	2006	2008	2007	2006
Investment properties	11	7	6	–	0	0	–	–	–	–	–	–	11	7	7
Debt securities	287	335	344	(6)	(31)	(29)	(47)	(29)	3	(19)	(1)	(0)	215	274	318
Equity securities	12	16	16	8	35	102	(32)	14	3	(41)	(5)	(0)	(52)	61	121
Non controlled investment funds	3	5	16	27	37	99	–	–	–	(4)	(1)	(1)	25	41	115
Other assets held by controlled investment funds designated at fair value through profit & loss	11	4	2	1	(0)	(0)	(20)	(0)	0	–	–	–	(8)	4	2
Loans	20	31	18	–	0	–	–	–	–	–	–	–	20	31	18
Assets backing contracts where the financial risk is borne by policyholders	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Hedge accounting derivatives	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Other derivatives	222	(1)	(1)	–	–	–	21	29	10	–	–	–	243	28	10
Investment management expenses	(94)	(147)	(185)	–	–	–	–	–	–	–	–	–	(94)	(147)	(185)
Other	121	104	84	1	(42)	(41)	1	23	18	(0)	0	(1)	122	85	60
NET INVESTMENT RESULT	593	353	300	31	(0)	132	(77)	38	35	(64)	(6)	(2)	483	385	465

AXA Corporate Solutions Assurance

(In Euro million)
	FY 2008	FY 2007	FY 2006
Gross written premiums	1,966	1,811	1,684
Fees and charges from investment contracts with no participating features	–	–	–
Revenues from insurance activities	1,966	1,811	1,684
Net revenues from banking activities	–	–	–
Revenues from other activities	4	11	13
Total revenues	1,970	1,823	1,697
Change in unearned premiums net of unearned revenues and fees	(40)	(24)	(73)
Net investment income	198	174	157
Net realized investment gains and losses	36	46	34
Change in fair value of financial instruments at fair value through profit & loss	(91)	(5)	6
Change in financial instruments impairment	(51)	(5)	0
Net investment result excluding financing expenses	93	211	198
Technical charges relating to insurance activities	(1,413)	(1,317)	(986)
Net result from outward reinsurance	(290)	(431)	(261)
Bank operating expenses	–	–	–
Acquisition costs	(148)	(130)	(110)
Amortization of value of purchased business in force	–	–	–
Administrative expenses	(107)	(91)	(97)
Change in tangible assets impairment	(0)	(0)	(0)
Change in goodwill impairment and other intangible assets impairment	–	–	–
Other income and expenses	(0)	(0)	(0)
Other operating income and expenses	(1,958)	(1,800)	(1,625)
Income from operating activities before tax	65	210	197
Income arising from investments in associates - Equity method	–	–	–
Financing debts expenses	(15)	(11)	(13)
Operating income before tax	50	198	184
Income tax	(22)	(72)	(65)
Net operating result	28	126	119
Result from discontinued operations net of tax	–	–	–
Net consolidated income	28	126	119
Split between :
Net income Group share	27	125	117
Minority interests share in net consolidated income	0	2	1

(In Euro million)
	Years ended December 31,			variation
	2008	2007	2006	2008 / 2007
Gross revenues	1,970	1,823	1,697	147
Current accident year loss ratio (net)	97.5%	94.1%	88.7%	3.4%
All accident year loss ratio (net)	88.2%	87.8%	87.3%	0.5%
Net technical result	227	220	207	7
Expense ratio	13.2%	12.3%	12.8%	0.9%
Combined ratio	101.4%	100.1%	100.0%	1.3%

YEAR ENDED DECEMBER 31, 2008 COMPARED
TO YEAR ENDED DECEMBER 31, 2007

Gross revenues increased by €147 million (+8%) to €1,970 million. On a comparable basis, gross revenues increased by €111 million (+6%) driven by favorable portfolio development and positive volume effect in Construction, Marine and
Liability in a context of tough pricing environment.

Net investment result excluding financial expenses decreased by €115 million (or –54%) to €93 million mainly driven by a €86 million negative change in fair value mainly on credit funds as a result of corporate spread widening.

The net technical charges relating to insurance activities and net result from outward reinsurance increased by
€124 million to €–1,703 million mainly driven by higher large losses notably in Property (earthquake in China and floods in Australia), partly offset by positive reserve developments in most of lines of business.

As a consequence, the all accident year loss ratio increased by 0.5 point to 88.2%.

Expenses increased by €34 million to €–255 million resulting from a change in business mix towards products with higher commission rate and the launch of new branches in Singapore, Hong Kong and Switzerland. As a consequence, the Expense ratio increased by 0.9 point to 13.2%.

As a result, the combined ratio increased by 1.3 points to 101.4%.

Income tax expenses decreased by €50 million to €–22 million reflecting the decrease in operating income before tax and the booking of deferred tax assets on prior year tax losses on foreign branches.

As a result, net income decreased by €97 million to €27 million.

YEAR ENDED DECEMBER 31, 2007 COMPARED
TO YEAR ENDED DECEMBER 31, 2006

Gross revenues increased by €125 million (or +7%) to €1,823 million gross of intercompany eliminations driven by favorable portfolio developments in Marine, Property, Motor and Construction.

Net investment result excluding financial expenses increased by €13 million (or +7%) to €211 million due to a higher asset base.

The net technical charges relating to insurance activities and net result from outward reinsurance increased by
€161 million to €–1,578 million mainly driven by higher large losses notably in Property.

As a consequence, the all accident year loss ratio increased by 0.5 point to 87.8%.

Expenses increased by €14 million to €–220 million resulting from (i) a commission increase (€+17 million to
€106 million) following both an activity growth and an exceptional impact in 2006 (the non renewal of a large motor contract with high commission rate), and (ii) a slight general expenses decrease (€–3 million). As a consequence, the
Expense ratio decreased by 0.5 point to 12.3%.

As a result, the combined ratio remained stable at 100.1%.

Income tax expenses increased by €7 million to €–72 million with the effective tax rate decreasing by 1.9 points mainly due to the activation of past years tax deficits in Germany.

As a result, net income increased by €7 million to €125 million.

AXA Cessions

YEAR ENDED DECEMBER 31, 2008 COMPARED
TO YEAR ENDED DECEMBER 31, 2007

Gross revenues decreased by €18 million to €51 million gross of intercompany transactions because of lower gross written premiums. Net income decreased by €4 million to €12 million mainly resulting from higher net realized investment losses partly offset by lower general expenses and income tax charge.

YEAR ENDED DECEMBER 31, 2007 COMPARED
TO YEAR ENDED DECEMBER 31, 2006

Gross revenues increased by €12 million to €69 million gross of intercompany transactions because of higher gross written premiums. Net income increased by €2 million to €16 million resulting from higher net realized investment gains partly offset by higher general expenses and income tax charge.

AXA Assistance

YEAR ENDED DECEMBER 31, 2008 COMPARED
TO YEAR ENDED DECEMBER 31, 2007

Gross revenues increased by €61 million (+8%) to €870 million. On a comparable basis, gross revenues increased by €79 million (+11%) driven by a strong development in Healthcare and Travel activities.

Other operating income and expenses increased by €78 million to €–860 million mainly due to higher technical charges relating to insurance activities.

Net income decreased by €4 million to €15 million, resulting from €–3 million higher impairment charges.

YEAR ENDED DECEMBER 31, 2007 COMPARED
TO YEAR ENDED DECEMBER 31, 2006

Gross revenues increased by 15% to €809 million gross of intercompany transactions mainly due to Home Serve business in the United Kingdom (€+27 million), increased premiums in Travel business in Germany (€+15 million) and a good commercial performance in France.

Other operating income and expenses increased by €115 million to €–781 million mainly due to an increase in technical charges relating to insurance activities, acquisition costs and administrative expenses.

Net income decreased by €3 million to €19 million, resulting from the increase in expenses.

Other international activities

YEAR ENDED DECEMBER 31, 2008 COMPARED
TO YEAR ENDED DECEMBER 31, 2007

Net income decreased by €36 million (–43%) to €48 million. On a constant exchange rate basis, net income decreased by €46 million (–54%), mainly driven by higher losses on the Life run-off portfolio, partly offset by higher results on the Non-Life run off portfolios.

YEAR ENDED DECEMBER 31, 2007 COMPARED
TO YEAR ENDED DECEMBER 31, 2006

Net income amounted to €84 million in 2007. Excluding Winterthur contribution (€19 million) and on a constant exchange rate basis, net income decreased by €25 million (–27%) mainly as a result of (i) the non recurring
€66 million gain after tax on the sale of AXA RE’s business in 2006 partly offset by (ii) the continuous favorable loss reserve development on some run-off portfolios in 2007 together with lower reserve strengthening on Asbestos and
(iii) €19 million improvement in Life run-off portfolio fully explained by the cost of fully hedging the remaining exposure of this portfolio in 2006.

ASSET MANAGEMENT SEGMENT

The Asset Management segment includes third-party asset management and asset management on behalf of
AXA insurance companies. The tables below present the revenues and net income for the Asset Management segment for the periods indicated:

CONSOLIDATED GROSS REVENUES

(in Euro million)
	2008	2007	2006
AllianceBernstein	2,627	3,277	3,102
AXA Investment Managers	1,716	2,006	1,679
TOTAL	4,342	5,283	4,781
Intercompany transactions	(395)	(420)	(375)
Contribution to consolidated gross revenues	3,947	4,863	4,406

NET INCOME

(in Euro million)
	Years ended December 31,			variation
	2008	2007	2006	2008 / 2007
AllianceBernstein	245	313	394	(68)
AXA Investment Managers	151	274	216	(123)
Contribution to net income	396	588	610	(191)

In 2008, the Asset Management segment accounted for 4% of AXA’s consolidated gross revenues after elimination of intercompany transactions (5% in 2007 and 6% in 2006). The Asset Management segment had a positive contribution to AXA’s 2008 consolidated net income of 43% (positive contributions in 2007: 10%, and in 2006: 12%).

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

(In Euro million)
	FY 2008	FY 2007	FY 2006
Gross written premiums	–	–	–
Fees and charges from investment contracts with no participating features	–	–	–
Revenues from insurance activities	–	–	–
Net revenues from banking activities	–	–	–
Revenues from other activities	2,627	3,277	3,102
Total revenues	2,627	3,277	3,102
Change in unearned premiums net of unearned revenues and fees	–	–	–
Net investment income	1	22	44
Net realized investment gains and losses	(33)	7	54
Change in fair value of financial instruments at fair value through profit & loss	(185)	–	–
Change in financial instruments impairment	–	–	–
Net investment result excluding financing expenses	(217)	29	98
Technical charges relating to insurance activities	–	–	–
Net result from outward reinsurance	–	–	–
Bank operating expenses	–	–	–
Acquisition costs	–	–	–
Amortization of value of purchased business in force	–	–	–
Administrative expenses	(1,588)	(2,054)	(1,945)
Change in tangible assets impairment	–	–	–
Change in goodwill impairment and other intangible assets impairment	–	–	–
Other income and expenses	(180)	(252)	(259)
Other operating income and expenses	(1,768)	(2,306)	(2,204)
Income from operating activities before tax	641	1,001	996
Income arising from investment in associates - Equity method	–	–	–
Financing debts expenses	(19)	(20)	(21)
Operating income before tax	622	980	974
Income tax	(154)	(317)	(216)
Net operating result	468	664	759
Result from discontinued operations net of tax	–	–	–
Net consolidated income	468	664	759
Split between :
Net income Group share	245	313	394
Minority interests share in net consolidated income	223	350	365

YEAR ENDED DECEMBER 31, 2008 COMPARED
TO YEAR ENDED DECEMBER 31, 2007

Assets under Management (“AUM”) decreased by €212 billion from year end 2007 to €331 billion at the end of
2008, driven by market depreciation of €–200 billion and net outflows of €–30 billion (€–17 billion for Retail, €–10 billion for Institutional and €–3 billion for Private clients), partly offset by a €18 billion positive exchange rate impact.

Gross revenues decreased by €651 million (–20%) to €2,627 million, or €2,511 million after intercompany eliminations.
On a comparable basis, gross revenues decreased by €435 million (–14%) driven by the decrease in management fees
(–14%) in line with lower average assets under management, in performance fees (–85%), in distribution fees (–20%)
and in others fees (–16%). Institutional Research Services continued to grow with fees up 11%.

Net Investment result decreased by €247 million to €–217 million. On a constant exchange rate basis, net investment result decreased by €263 million, mainly driven by the decrease in market value of incentive compensation investments
(of which €123 million was offset in general expenses).

General expenses (Other operating income and expenses) decreased by €538 million (–23%) to €–1,768 million.
On a constant exchange rate basis, general expenses decreased by €408 million (–18%). Excluding €123 million related to the decrease in market value of incentive compensation investments, general expenses decreased by
€285 million (–12%) due to (i) employee compensation expenses (–11% or €–151 million) from workforce reduction partly offset by €44 million of severance costs, (ii) promotion and servicing (–18% or €–89 million) from lower sales, and (iii) other expenses (–9% or €–41 million) notably due to favorable litigation outcome.

Income tax expenses decreased by €163 million (–51%) to €–154 million. On a constant exchange rate basis, income tax expenses decreased by €151 million (–48%) due to a deferred tax liability release in 2008 on undistributed foreign earnings (€62 million) and the decline in pre-tax operating income, partly offset by €–38 million of non recurring tax impact from AllianceBernstein units transfer in 2008.

Net income decreased by €68 million (–22%) to €245 million. On a constant exchange rate basis, net income decreased by €50 million (–16%), as the decrease in gross revenues and net investment result was only partly offset by lower general expenses and tax expenses.

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

Gross revenues increased by 15% on a comparable basis to €3,277 million, largely due to higher base fees (+25%, with +28% in institutional clients, +20% in retail clients and +24% in private clients) driven by higher average assets under management (+21%) partly offset by lower performance fees (–66%), especially on hedge funds. Other revenues
(mainly distribution fees, institutional research and other fees) were up 10%.

General expenses (Other operating income and expenses) increased by €102 million to €–2,306 million. On a constant exchange rate basis, general expenses increased by €310 million (+14%), mainly due to higher compensation expenses (€+228 million) from higher headcount, increased occupancy from expansion of offices in New York and overseas (€+25 million) and higher technology costs (€+29 million), offset by lower professional fees (€–14 million).

Income tax expenses increased by €101 million to €–317 million. On a constant exchange rate basis, income tax expenses increased by €130 million (+60%) due to +15% higher pre tax-earnings, a higher effective tax rate resulting from increased earnings from foreign subsidiaries, and the non recurrence of the reversal of deferred tax liability from prior period (€81 million).

As a result of the acquisition of 8.16 million private units in February 2007, AXA Financial’s ownership interest in
AllianceBernstein increased 3 points from approximately 60.3% at December 31, 2006 to 63.2% at December 31,
2007.

Net income decreased by €80 million to €313 million. On a constant exchange rate basis, net income decreased by
€52 million (–13%) as higher revenues net of general expenses were more than offset by the non recurrence of 2006 one-time items of €86 million, mainly dilution gain from the issuance of AllianceBernstein Holding units and related reversal of deferred tax liability from prior period.

AXA Investment Managers (“AXA IM”)

The operating results for AXA Investment Managers are presented below for the periods indicated. This information below is before any elimination of intercompany transactions.

(In Euro million)
	FY 2008	FY 2007	FY 2006
Gross written premiums	–	–	–
Fees and charges from investment contracts with no participating features	–	–	–
Revenues from insurance activities	–	–	–
Net revenues from banking activities	–	–	–
Revenues from other activities	1,716	2,006	1,679
Total revenues	1,716	2,006	1,679
Change in unearned premiums net of unearned revenues and fees	–	–	–
Net investment income	284	56	41
Net realized investment gains and losses	20	1	(3)
Change in fair value of financial instruments at fair value through profit & loss	(358)	(22)	47
Change in financial instruments impairment	(0)	–	–
Net investment result excluding financing expenses	(54)	35	84
Technical charges relating to insurance activities	–	–	–
Net result from outward reinsurance	–	–	–
Bank operating expenses	–	–	–
Acquisition costs	–	–	–
Amortization of value of purchased business in force	–	–	–
Administrative expenses	(1,336)	(1,593)	(1,343)
Change in tangible assets impairment	(0)	(0)	(0)
Change in goodwill impairment and other intangible assets impairment	–	–	–
Other income and expenses	(23)	1	(5)
Other operating income and expenses	(1,359)	(1,592)	(1,348)
Income from operating activities before tax	302	449	416
Income arising from investment in associates - Equity method	(2)	–	–
Financing debts expenses	(26)	(18)	(11)
Operating income before tax	274	430	405
Income tax	(86)	(107)	(146)
Net operating result	187	323	258
Result from discontinued operations net of tax	–	–	–
Net consolidated income	187	323	258
Split between :
Net income Group share	151	274	216
Minority interests share in net consolidated income	36	49	42

YEAR ENDED DECEMBER 31, 2008 COMPARED
TO YEAR ENDED DECEMBER 31, 2007

Assets Under Management (“AUM”) decreased by €63 billion from year-end 2007 to €485 billion at the end of 2008 as €2 billion net new money (including €6 billion in AXA Group Main funds, €3 billion in Institutional and €–7 billion in retail clients), and €17 billion change in scope (AXA MPS for €10 billion, AXA IM Korea for €9 billion, €2 billion Private

Equity and Real estate due to further transfer of Winterthur assets and the Netherlands for €–4 billion), were more than offset by €–61 billion negative market impact due to the equity market turmoil, and €–20 billion unfavorable exchange rate impact.

Gross revenues decreased by €290 million (–14%) to €1,716 million, or €1,436 million after intercompany eliminations. On a comparable basis, gross revenues decreased by €236 million (–14%). Excluding distribution fees
(retroceded to distributors), gross revenues decreased by €89 million (–6%) mainly due to an unfavorable client and product mix and the decrease in retail business, while average AUM remained stable.

Net investment result decreased by €89 million to €–54 million. On a constant exchange rate basis, net investment result decreased by €87 million mainly due to €–48 million negative change in fair value in “Libor plus” fund and
€–30 million decrease in carried interest related to the performance of a real estate fund.

General expenses (Other operating income and expenses) decreased by €233 million (–15%) to €1,359 million, or by €178 million (–11%) on a constant exchange rate basis. Excluding distribution fees (commissions paid to third party distributors), general expenses decreased by €62 million mainly due to lower staff incentive.

Income tax decreased by €21 million (–19%) to €86 million, or by €11 million (–11%) on a constant exchange rate basis, driven by lower pre-tax earnings.

Net income decreased by €123 million (–45%) to €151 million. On a constant exchange rate basis, net income decreased by €108 million (–39%) as the decrease in gross revenues and net investment result was only partly offset by lower general expenses and tax expenses.

YEAR ENDED DECEMBER 31, 2007 COMPARED
TO YEAR ENDED DECEMBER 31, 2006

Assets under management (“AUM”) increased by €64 billion to €548 billion from year-end 2006. This variation was driven by €5 billion Net New Money (including €5 billion from Third-party institutional clients), €7 billion market appreciation and €68 billion change in scope (mainly from the integration of Winterthur), partly offset by €–16 billion unfavorable exchange rate variation.

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

BANKING

The tables below present the gross revenues and net income for the Banking segment for the periods indicated:

CONSOLIDATED GROSS REVENUES

(in Euro million)
	2008	2007	2006
Axa Bank Europe (Belgium)	224	246	306
AXA Banque (France)	118	85	59
Others (a)	59	43	32
TOTAL	401	374	397
Intercompany transactions	11	(35)	(19)
Contribution to consolidated gross revenues	412	339	377

(a) includes notably German banks.

NET INCOME

(in Euro million)
	Years ended December 31,
	2008	2007	2006	variation 2008 / 2007
AXA Bank Europe (Belgium)	(24)	12	31	(37)
AXA Banque (France)	11	(4)	(17)	15
Others (a)	(24)	(3)	(3)	(21)
Contribution to net income	(38)	6	10	(43)

(a) includes notably German banks

In 2008, the Banking segment accounted for 0.5% of AXA’s consolidated gross revenues after intercompany elimination
(0.4% in 2007 and 0.5% in 2006). This segment contributed for –4% to AXA’s consolidated net income in 2008
(in 2007: 0% and 2006: 0%).

YEAR ENDED DECEMBER 31, 2008 COMPARED
TO YEAR ENDED DECEMBER 31, 2007

AXA Bank Europe (Belgium)

Net banking revenues decreased by €22 million (–9%) to €224 million. On a constant exchange rate, net banking revenues increased by €33 million (+15%) to €249 million after intercompany elimination mainly due to higher net interest and fee income, partly offset by a strong decrease of the net realized capital gains and impairments on equities and CDO’s and the unfavorable change in fair value of mutual funds and other assets covered with a fair value hedge or natural hedge.

Net income decreased by €37 million to €–24 million driven by a strong decrease of the net realized capital gains and impairments on equities and CDO’s due to the unfavorable performance of stock markets and of the credit crisis
(€–58 million), the negative change in fair value of mutual funds and other assets covered with a fair value hedge or natural hedge (€–24 million) and by an increase in expenses (€–22 million) following the expansion of the banking activity to other countries. This decrease was partly offset by a higher interest margin (€+42 million) and by lower
Winterthur integration costs (€+15 million).

AXA Banque (France)

Net banking revenues increased by €33 million (+38%) to €118 million. On a comparable basis and after intercompany elimination, net banking revenues increased by €20 million (+25%) to €102 million mainly due to the favorable impact of the macro-hedge derivative on interest rates (€+36 million) partly offset by the development cost of the commercial activity in savings and current accounts.

Net income increased by €15 million to €11 million resulting from a favorable impact of the change in fair value of macro-hedging derivative instruments (from €–4 million to €23 million), partly offset by the development cost of the commercial activity in savings and current accounts.

AXA Bank (Germany)

Net banking revenues decreased by €11 million (–45%) to €13 million. On a constant exchange rate, net banking revenues decreased by €8 million (–43%) due to a reduced commission margin mainly from lower fees on mutual fund business, credit business and higher commissions paid for new term accounts as well as a bond impairment.

Net income decreased by €2 million to €–4 million due to a bond impairment.

YEAR ENDED DECEMBER 31, 2007 COMPARED
TO YEAR ENDED DECEMBER 31, 2006

AXA Bank Europe (Belgium)

Net banking revenues were down €–60 million or 20% to €246 million gross of intercompany transactions. On a comparable basis (since the first half year 2007, commissions paid on deposit accounts and current accounts are included in net revenues from banking activities and not anymore in bank operating expenses), net banking revenues were down €–38 million or 15%, in the context of an unfavorable yield curve and higher refinancing costs following higher short term interest rates.

Net income decreased by €18 million to €12 million driven by higher integration costs related to early retirement pension plan (€–25 million), lower change in fair value of mutual funds (€–14 million) and the non recurrence of 2006 trading equities activity (€–5 million) partly offset by the change in fair value of loans covered by fair value hedge and related derivatives (€15 million) and the increase in commercial margin (€+18 million).

AXA Banque (France)

Net income increased by €14 million to €–4 million, reflecting a €14 million less negative impact of the change in fair value of macro-hedge derivative instruments (from €–17 million to €–4 million).

AXA Bank (Germany)

Net banking revenues decreased by €3 million to €24 million before intercompany elimination mainly due to increasing refinancing expenses for the credit business.

Net income decreased by €4 million to €–2 million due to lower revenues and higher expenses.

HOLDINGS AND OTHER COMPANIES

The Holdings and other companies include AXA’s non-operating companies, and consist mainly of AXA parent company, AXA France Assurance, AXA Financial, AXA Asia Pacific Holdings, AXA United Kingdom Holdings,
AXA Germany Holdings, AXA Belgium Holdings, CDOs and real estate companies.

The net (loss) income from these activities is presented in the table below for the periods indicated.

(in Euro million)
	Years ended December 31,
	2008	2007	2006	variation 2008 / 2007
AXA SA	448	(532)	(584)	980
Other French Holding companies	18	(21)	22	38
Foreign Holding companies	(507)	245	(183)	(752)
Others	22	20	33	2
Contribution to net income	(19)	(287)	(712)	269

YEAR ENDED DECEMBER 31, 2008 COMPARED
TO YEAR ENDED DECEMBER 31, 2007

Net income increased by €269 million to €–19 million in 2008. On a constant exchange rate basis, net income was up €218 million mainly due to:

(i) AXA SA’s net income up €980 million to €448 million of which €1,335 million increase in the mark-to-market (net of premiums) of equity derivatives set up to reduce the Group exposure to equities partly offset by a €–96 million higher financial charge notably related to external growth financing and internal refinancing, a €–73 million lower profit on hedging of earnings denominated in foreign currencies and €–31 million higher tax expenses resulting from higher dividends received from consolidated foreign subsidiaries and losses on tax credits.

Partly offset by a decrease of €802 million to €–558 million in Foreign Holding companies driven by:

(ii) Belgium Holdings’ net income down €483 million to €–21 million due to the non-recurrence of the 2007 sale of the
Netherlands activities (€480 million).

(iii) UK Holdings’ net income down €267 million to €–252 million mainly driven by a €–189 million exchange rate loss primarily arising from the revaluation of Euro-denominated inter-company loans.

YEAR ENDED DECEMBER 31, 2007 COMPARED
TO YEAR ENDED DECEMBER 31, 2006

Net income amounted to €–287 million in 2007. Excluding the contribution of Winterthur in 2007 (€–40 million) and on a constant exchange rate basis, net income was up €455 million mainly due to the €406 million gain on the sale of the Netherlands’ activities reported in “Foreign Holding companies”.

The increase was also due to:

(i) AXA SA’s net income up €52 million to €–532 million of which €+91 million change in the mark-to-market of interest rate and foreign exchange derivatives instruments not considered as hedge accounting partly offset by €–17 million of Winterthur integration costs (wind down costs related to the head office).

Partly offset by:

(ii) AXA France Assurances net income decreased by €18 million to €-25 million mainly due to higher tax expenses

(€+12 million) resulting from higher dividends (eliminated in consolidation) received from operational entities and the non recurring 2006 tax gain (€3 million),
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

Earnings per share

Earnings per share (EPS) represent AXA's consolidated earnings (including interest charges and foreign exchange impacts related to perpetual debts recorded through shareholders' equity), divided by the weighted average number of outstanding ordinary shares.

Diluted earnings per share (diluted EPS) represent AXA's consolidated earnings (including interest charges and foreign exchange impacts related to perpetual debts recorded through shareholders' equity), divided by the weighted average number of outstanding ordinary shares, on a diluted basis (that is to say including the potential impact of all outstanding dilutive stock options being exercised performance shares, and conversion of existing convertible debt into shares, provided that their impact is not anti-dilutive).

Net investment result

Net investment result includes the following items: net investment income, realized capital gains and losses, change in fair value of financial instruments through P&L and valuation allowances and release in respect of impaired invested assets.

Property & Casualty (including AXA Corporate Solutions
Assurance)

Current accident year loss ratio net of reinsurance is the ratio of:

(i) current year claims charge gross of reinsurance + claims-handling costs + result of reinsurance ceded on current accident year excluding the recurring interests credited to the insurance annuity reserves, to
(ii) Earned revenues, gross of reinsurance.

All accident year loss ratio net of reinsurance is the ratio of:

(i) all accident years claims charge gross of reinsurance + claims-handling costs + result of reinsurance ceded on all accident years excluding the recurring interests credited to the insurance annuity reserves, to

(ii) Earned revenues, gross of reinsurance.

Expense ratio is the ratio of:

(i) Expenses (excluding claims handling costs), to

(ii) Earned revenues, gross of reinsurance.

The combined ratio is the sum of the expense ratio and the all accident year loss ratio.

All ratios exclude customer intangible amortization and integration costs related to material newly acquired companies.

Asset management

Net New Money: Inflows of client money less outflows of client money. Net New Money measures the impact of sales efforts, product attractiveness (mainly dependent on performance and innovation), and the general market trend in investment allocation.

LIQUIDITY AND CAPITAL RESOURCES

Incorporated by reference herein from the AXA Group 2008 Annual Report, Part II, Section 2.4 “Liquidity and Capital
Resources” pages 111 to 116.

SUPPLEMENTARY INFORMATION-
CONTRACTUAL OBLIGATIONS AND
SPECIFIC INFORMATION RELATING TO
OFF-BALANCE SHEET ARRANGEMENTS

A schedule of major future payments under certain material contractual obligations for the AXA Group is set out in the table below as at December 31, 2008.

(in Euro million)
	Carrying value by contractual maturity			Total carrying value
	12 months or less (a)	More than 1 year up to 5 years (b)	More than 5 years (c)	as at December 31, 2008
Financing debt	4,753	2,863	6,474	14,090
Other debt instruments issued, notes and bank overdrafts	3,851	1,227	1,567	6,644
Liabilities arising from insurance and investment contracts (d)	24,670	74,112	389,810	488,593
of which Life & Savings liabilities relating to contracts including a surrender option with some surrender benefit before maturity	14,078	56,930	305,853	376,860
Total	33,274	78,202	397,851	509,327

(a) Relates to payments due in 2009.

(b) Relates to payments due from 2010 to 2014.

(c) Relates to payments due in 2015 and thereafter.

(d) Liabilities arising from insurance and investment contracts represent estimated cash flows related to the payment of death and disability claims, policy surrenders and withdrawals, annuity payments, minimum guarantees on unit-linked contracts, matured endowments, payments under property and casualty contracts and accident and health contracts, policyholder dividends and future renewal premium-based and fund-based commissions offset by contractual future premiums and deposits on inforce contracts. These estimated cash flows are based on mortality, morbidity, lapse assumptions and claims payment patterns comparable with AXA’s experience. These amounts are undiscounted and, therefore, exceed the liabilities arising from insurance and investment contracts included in the consolidated balance sheet. They do not reflect projected recoveries from reinsurance agreements. Due to the use of assumptions, actual cash flows will differ from these estimates
(see “Critical accounting Policies – Reserve estimation”). Unit-linked contracts have been excluded as these liabilities are not exposed to interest-rate or duration risk, except unit-linked contracts with performance guarantees. the Group holds assets perfectly matching the obligations.

Not included in the above discussion were unrecognized tax benefits of €579 million.

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

As described above, AXA also borrowed amounts from credit institutions, amounting to €6,925 million at the end of
2008, including bank overdrafts for €1,415 million (At the end of 2007: €4,873 million and €1,493 million respectively, and at the end of 2006: €4,094 million and €1,338 million respectively). Of the total amounts owed, nearly all of the arrangements are payable on demand, except those of the Company.

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

In addition, from time to time, the Company and/or its subsidiaries may become involved in contractual arrangements to which an unconsolidated entity is a party, which may assume many different forms such as guarantees, subordinated retained interests in assets transferred, derivative instruments, obligations under variable interest entities including special purpose entities and other contingent arrangements. Information on contingent commitments material to AXA can be found in Notes to the consolidated financial statements included in Item 18 of this Annual Report on Form 20-F, specifically: Note 16 for Financing debt, Note 17 for Payables, Note 19 for derivative instruments, and Note 28 for contingent assets and liabilities and unrecognized contractual commitments. Consistent with principles set forth in
Note 1.3.1 “Scope and basis of consolidation” to the financial statements, (i) AXA’s investments in or other arrangements with non-consolidated special purpose entities (SPEs) do not allow AXA to exercise control over such SPEs; (ii) SPEs controlled by AXA are consolidated as disclosed in Note 2.2 to the financial statements; and (iii) AXA’s investments in non consolidated investment funds are limited to shares in these funds and do not constitute control, consequently, these funds do not meet the definition of off-balance sheet arrangements and any arrangements between AXA and these funds are disclosed in Note 28 of the financial statements, as appropriate.

Trends and uncertainties related to the scope of consolidation are described in Scope of Consolidation section included in Critical Accounting Policies at the beginning of this Item 5, together with the bi-annual review process of entities to be included in the scope of consolidation.

CONSOLIDATED CASH-FLOWS

Incorporated by reference herein from the AXA Group 2008 Annual Report, Part V “Consolidated Financial Statements”,
Note 12.2 “Changes in cash and cash equivalents” pages 306 to 307.

Item 6. Directors, Senior
Management and Employees

The information required by this Item is incorporated by reference herein from the AXA Group 2008 Annual Report,
Part III, Section 3.1 ”Directors, senior management and employees” and Section 3.2 “Full disclosure on executive compensation and share ownership” pages 118 to 178.

Item 7. Major Shareholders and
Related Party Transactions

The information required by this Item is incorporated by reference herein from the AXA Group 2008 Annual Report,
Part III, Section 3.4 “Major shareholders and related party transactions” pages 181 to 185.

Item 8. Financial Information

The information required by this Item is incorporated by reference herein from the AXA Group 2008 Annual Report,
Part IV, Section 4.3 “Certain financial information” page 228.

Item 9. The Offer and Listing

The information required by this Item is incorporated by reference herein from the AXA Group 2008 Annual Report,
Part III, Section 3.5 “The offer and listing” pages 188 to 190.

Item 10. Additional Information

The information required by this Item is incorporated by reference herein from the AXA Group 2008 Annual Report,
Part VI “Certain additional information” pages 416 to 430 and Part II, Section 2.2 “Information on the Company” pages
14 to 16.

Item 11. Quantitative and
Qualitative Disclosures About
Market Risk

The information required by this Item is incorporated by reference herein from the AXA Group 2008 Annual Report,
Part IV, Section 4.2 pages 206 to 227.

Item 12. Description of
Securities Other than Equity
Securities

Not applicable

Part II

Item 13. Defaults, Dividend
Arrearages and Delinquencies

None

Item 14. Material Modifications
to the Rights of Security
Holders and Use of Proceeds

None

Item 15. Controls and
Procedures

(a) Disclosure Controls and Procedures

As of December 31, 2008 (the “Evaluation Date”), the Company conducted an evaluation, pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), of the effectiveness of the design and operation of its disclosure controls and procedures. Based on this evaluation, the Company’s Chief Executive
Officer and Chief Financial Officer concluded that, as of the Evaluation Date, such disclosure controls and procedures
(which include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is accumulated and communicated to the
Company’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure) were effective to provide reasonable assurance that information required to be disclosed by the Company in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.

(b) Management’s annual report on internal control over
financial reporting

Management, including AXA’s Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over AXA’s financial reporting.

AXA’s internal control over financial reporting is a process designed under the supervision of AXA’s principal executive and financial officers to provide reasonable but not absolute assurance regarding the reliability of financial reporting and the preparation of its published financial statements. Internal control over financial reporting includes policies and procedures that:

– Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Group;

– Provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with the applicable generally accepted accounting principles;

– Provide reasonable assurance that receipts and expenditures are being made only in accordance with the authorization of management and directors of the Group; and

– Provide reasonable assurance that unauthorized acquisition, use or disposition of Group assets that could have a material effect on the Group’s financial statements would be prevented or detected in a timely manner.

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

Management conducted an evaluation of the effectiveness of AXA’s internal control over financial reporting on the
Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway
Commission (COSO). Based on this evaluation, management concluded that AXA’s internal control over financial reporting was effective as of December 31, 2008.

AXA’s internal control over financial reporting as of December 31, 2008, was audited by PricewaterhouseCoopers
Audit, an independent registered public accounting firm, as stated in their attestation report beginning on page F-2 of this Annual Report on Form 20-F.

(c) Attestation Report of the Registered Public Accounting
Firm

The effectiveness of internal control over financial reporting as of December 31, 2008, was audited by
PricewaterhouseCoopers Audit, an independent registered public accounting firm, as stated in their report included under Item 18 of this Annual Report on Form 20-F.

(d) Changes in Internal Controls Over Financial Reporting

There have been no significant changes in the Company’s internal controls over financial reporting that occurred during the period covered by this Annual Report on Form 20-F that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16A. Audit Committee
Financial Expert

AXA’s Supervisory Board has created an Audit Committee which operates in accordance with an Audit Committee
Charter and the Rules of Procedure of the Supervisory Board that defines the Committee’s responsibilities. AXA’s
Supervisory Board has reviewed the qualifications of all Audit Committee members and believes, based on their considerable business and financial experience, that all members of the Committee are financially literate, have the requisite experience and qualifications to fulfill their duties as Audit Committee members. The Supervisory Board has determined that Messrs. Hamilton, Lachmann and Folz, all of whom are considered independent according to the criteria contained in the AFEP / MEDEF Code and the Sarbanes-Oxley Act, come within the definition of “financial experts” as set forth in the instructions to Item 16A, and has designated them as the Audit Committee’s financial experts. For additional information concerning the Audit Committee including the scope of its responsibilities, its composition and the business experience and qualifications of its members, please see the AXA Group 2008 Annual
Report, Part III, Section 3.1” Directors, senior management and employees” pages 129 to 130 which are incorporated herein by reference.

Item 16B. Code of Ethics

In February 2004, AXA’s Supervisory Board adopted the AXA Group Compliance and Ethics Guide (the “Ethics Guide”)
which includes, among other policies, a Code of Ethics that applies to directors, officers and employees of AXA Group companies worldwide, including AXA’s principal executive, financial and accounting officers. An updated version of the
Ethics Guide, including a restructured Code of Ethics (which added certain new provisions) and a new “whistleblower”
policy (revised to reflect specific French rules concerning whistleblower policies), was distributed in March 2006. In
2008, no amendments were made to and no waivers were granted in respect of the Code of Ethics.

The AXA Group Compliance and Ethics Guide is posted on AXA’s website:
http://www.axa.com/lib/en/uploads/refdoc/compliance/AXA_Compliance_Guideb.pdf

In the event AXA amends its Ethics Guide or grants a waiver that would otherwise require disclosure in its Form 20-F, the Company will instead disclose the required information on the website noted above.

Item 16C. Principal Accountant
Fees and Services

Fees and Services

PricewaterhouseCoopers (PwC) has served as AXA’s independent public accountant for each of the fiscal years in the three-year period ended December 31, 2008 with respect to the audited financial statements included in Item 18 of this Annual Report on Form 20-F.

The following table presents the aggregate fees for audit and permitted non-audit services rendered by PwC to AXA and its consolidated subsidiaries in 2008 and 2007:

		(In Euro million)
	PricewaterhouseCoopers
	2008	2007
Audit fees	41.8	44.8
Audit related services	4.0	3.9
Tax fees	4.1	4.7
Other non audit fees	0.6	0.3
TOTAL	50.6	53.7
Fees for audit of investment funds (SEC registered and non registered)	10.4	10.6
TOTAL	61.0	64.3

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

Audit related fees consist of fees billed by PwC for services that are related to the performance of the audit or review of the consolidated financial statements of AXA and its subsidiaries. Audit related services include consultations on accounting and financial reporting standards, assistance with statutory financial reporting, advice on internal controls and regulatory compliance related issues, due diligence services in connection with potential business acquisitions or disposals, special purpose reports required for governmental authorities or other parties, training and seminars, and other similar types of services.

Tax fees consist of fees billed for tax compliance, tax planning and advice, expatriate tax services and similar tax services.

Other non-audit fees consist of fees billed for non-audit services permitted by the SEC’s auditor independence rules and which AXA’s Audit Committee has determined do not otherwise impair the auditor’s independence or judgment, including advisory services with respect to non-financial systems including risk and control assessments, and expatriate administration services.

Audit Committee pre-approval policies and
procedures

The Audit Committee is responsible, to the extent permitted by French law, for the appointment, compensation, retention and oversight of the Company’s independent auditors. As part of this responsibility, the Audit Committee pre-approves all permitted audit and non-audit services performed by the independent auditor in accordance with applicable Sarbanes requirements.

AXA’s Audit Committee has adopted a policy requiring pre-approval of all audit and permitted non-audit services provided by the independent auditor which is designed to ensure that provision of these services does not impair the auditor’s independence or judgement. The policy identifies the guiding principles that must be considered by the Audit
Committee in approving services; describes the audit, audit related, tax and other non-audit services that may and may not be provided; and sets forth the pre-approval requirements for all permitted services. The policy provides for general pre-approval of certain specified permitted services up to €200,000 per engagement and requires specific pre-approval for engagements exceeding that amount and for all other permitted services. The Audit Committee has also delegated to its Chairman the authority to address requests for pre-approval of certain specified permitted services with fees up to a maximum of €1,000,000 between Audit Committee meetings.

Item 16D. Exemptions from
the Listing Standards for Audit
Committees

AXA’s Audit Committee includes three members, Messrs. Hamilton, Lachmann and Suleiman, who are also directors of certain AXA Group subsidiaries and with respect to whom AXA relies on the exemption from independence requirements afforded by Rule 10A-3(b)(1)(iv)(B) under the Securities Exchange Act of 1934, as amended. AXA believes that such reliance does not materially adversely affect the ability of the Audit Committee to act independently or to satisfy the other requirements of Rule 10A-3.

Item 16E. Purchases of Equity
Securities by the Issuer and
Affiliated Purchasers

The table below sets forth the information with respect to the purchases of AXA ordinary shares for the year ended
December 31, 2008, by or on behalf of AXA or any “affiliated purchaser”, as such term is defined in Rule 10b-18(a)(3)
under the Securities Exchange Act of 1934, as amended, except for purchases of ordinary shares delivered in the form of ADRs to beneficiaries under AXA Financial’s stock option program. This table does not include purchases among
“affiliated purchasers”, as such term is defined in Rule 10b-18(a)(3) under the Securities Exchange Act of 1934, as amended.

Year 2008	Total number of Shares (or Units) purchased	Average Price of Shares (or Units) paid per share (or Units) (in Euro)	Total number of Shares (or Units) purchased as part of publicly announced plans or programs	Maximum number of Shares (or Units) that yet may be purchased under the plans or programs
January 1 to January 31	4,256,543	24.44	4,256,543	194,544,175
February 1 to February 29	2,951,615	22.01	2,951,615	194,437,740
March 1 to March 31	1,770,568	20.77	1,770,568	195,679,792
April 1 to April 30	1,969,245	23.63	1,969,245	196,901,256
May 1 to May 31	2,778,000	22.99	2,778,000	196,317,922
June 1 to June 30	2,727,069	20.16	2,727,069	195,222,333
July 1 to July 31	3,632,673	18.24	3,632,673	197,081,745
August 1 to August 31	1,279,048	20.45	1,279,048	198,786,116
September 1 to September 30	4,572,294	21.42	4,572,294	198,409,496
October 1 to October 31	9,995,553	17.66	9,995,553	194,518,020
November 1 to November 30	3,953,816	13.28	3,953,816	197,131,610
December 1 to December 31	1,882,934	15.08	1,882,934	204,196,309
TOTAL	41,769,358	19.61	41,769,358

The information provided in the above table relates to two share repurchase programs approved by AXA’s shareholders in accordance with French law.

a. Dates at which each plan or program was announced:

The first share repurchase program was announced on May 14, 2007.
The second share repurchase program was announced on April 22, 2008.

b. Amount (or share or unit amount) approved:

The first share repurchase program was approved for a maximum amount of €8,233,910,055.
The second share repurchase program was approved for a maximum amount of €9,273,390,705.

c. Expiration date (if any) of each plan or program:

The first share repurchase program was initially scheduled to expire on November 13, 2008.
The second share repurchase program was initially scheduled to expire on October 21, 2009.

d. Plan or program that has expired during the period covered by the table:
The first share repurchase program expired on April 22, 2008.

e. Plan or program the issuer has determined to terminate prior to expiration, or under which the issuer does not intend to make further purchases:

Not applicable

Item 16F. Change in
Registrant’s Certifying
Accountant

None

Item 16G. Corporate
Governance

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

AXA’s corporate governance principles and practices reflect applicable laws and regulations in France as well as those in the United States, including applicable provisions of the Sarbanes-Oxley Act of 2002 (“Sarbanes”). The composition and responsibilities of AXA’s Supervisory Board, the various Supervisory Board committees that have been established, and AXA’s Management Board are set forth in the AXA Group 2008 Annual Report, Part III, Section 3.1 “Directors,
senior management and employees” (pages 118 to 139). In addition to complying with all applicable laws and regulations concerning corporate governance, AXA’s governance principles and practices and its financial communications also take into account various “best practices” that have developed in recent years in the French, broader European, and
U.S. markets. While these best practices are often not mandatory for AXA from a technical point of view, management believes that many of them have become (or will develop into) de facto market standards for large international companies such as AXA as they provide shareholders and financial markets with an important measure of transparency.
Management also believes that these best practices help facilitate effective and transparent interaction and dialogue between AXA’s Supervisory Board and Management Board.

AXA has a dual board structure, consisting of a Supervisory Board elected by the shareholders and a Management
Board appointed by the Supervisory Board. This dual governance structure provides a framework governing the exercise of corporate power separating the powers of management (exercised by the Management Board) from those of supervision (exercised by the Supervisory Board). Unlike the Board of Directors of a U.S. company which often ncludes executive (i.e. “inside”) directors, under French law, AXA’s Supervisory Board may not include any members of executive management or other employees subject only to a limited exception that permits shareholders to elect an employee representative to the Supervisory Board under certain circumstances1. The Supervisory Board evaluates the independence of its members using various criteria including, among others, the recommendations set forth in the French corporate governance code established by the Association Française des Entreprises Privées (AFEP) and the Mouvement des Entreprises de France (MEDEF), as well as the standards set forth in the Sarbanes for assessing ndependence of Audit Committee members. We believe that these criteria for independence are generally consistent with those of the NYSE Governance Rules (i.e. an independent director may have no material financial or other relationship with an issuer that would give rise to an actual or perceived conflict of interest); however, the specific tests of “independence” differ on certain points.

1 Under French law, in cases where the employees, as a group, collectively, hold more than 3% of a company’s outstanding ordinary shares, the company is required to present one or more “employee-representative” candidates for election to its Supervisory Board. This “employee-
representative” represents the interests of the employee shareholders. At their Annual Shareholders Meeting on April 22, 2008, AXA’s shareholders elected a new “employee representative” to AXA’s Supervisory Board in accordance with the requirements of French law.

Under French law, the committees of AXA’s Supervisory Board are advisory in nature and have no independent or delegated decision making authority. This is different compared to a U.S. company listed on the NYSE where, for example, the NYSE Governance Rules require that certain Board committees (e.g., nominating or audit committees) be vested with decision-making powers on certain matters. Under French law, ultimate decision-making authority rests with the Supervisory Board and board committees are charged with examining matters within the scope of their charter and making recommendations on these matters to the Supervisory Board. In addition, under French law the decision as to appointment of a company’s independent financial statement auditors belongs to the company’s shareholders and must be made by the shareholders at their annual general meeting upon recommendation of the Supervisory Board. This is different from a U.S. company listed on the NYSE where the NYSE Governance Rules require this decision to be made by the Audit Committee of the Board. In light of the NYSE Governance Rules and the requirements of Sarbanes, however,
AXA’s Supervisory Board has approved an Audit Committee Charter providing that the Audit Committee is responsible, to the extent permitted by French law, for the appointment, compensation, retention and oversight of AXA’s independent financial statement auditors and for making all recommendations to the Supervisory Board with respect to these matters.
Finally, unlike U.S. listed companies which are required to have one single independent financial statement auditor, French law requires French listed companies, like AXA, to have two statutory auditors. In this respect, the requirements and spirit of French law are consistent with the overriding goal of the NYSE Governance Rules (i.e. the audit of a listed company’s accounts must be conducted by auditors independent from company management).

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

Finally, as a “foreign private issuer,” AXA is exempt from rules under the U.S. Securities Exchange Act of 1934 (the “Exchange
Act”) that impose certain disclosure and procedural requirements for proxy solicitations under Section 14 of the Exchange
Act. In addition, AXA’s officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of AXA ordinary shares and ADRs. Moreover, AXA is not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act, nor is it required to comply with Regulation FD, which restricts the selective disclosure of material information. Accordingly, there may be less information concerning AXA publicly available than there is for U.S. listed companies. In addition, as a “foreign private issuer”, AXA’s Chief Executive Officer and Chief Financial Officer are required to file the certifications required by
Sections 302 and 906 of Sarbanes on an annual basis (with the filing of AXA’s Annual Report on U.S. Form 20-F) rather than on a quarterly basis as would be the case of a U.S. domestic company filing quarterly reports on Form 10-Q.

For more information regarding (i) AXA’s corporate governance, please see Items 7, 9 and 10 of this Annual Report on
Form 20-F, and (ii) certain risks related to our operations including certain risks related to governance and NYSE listing matters, please see Item 3 – “Key information – Risk Factors” of this Annual Report on Form 20-F.

Part III

Item 17: Financial Statements

Not applicable

Item 18: Financial Statements

The information required by this Item is incorporated by reference herein from the AXA Group 2008 Annual Report,
Part V pages 230 to 412.

Report of Independent Registered Public
Accounting Firm

To the supervisory board and shareholders of AXA

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of shareholders’ equity and of cash flows (appearing in the AXA Group 2008 Annual Report, Part V on pages 230 to
412) and the financial statement schedule appearing on S-1 to S-6, present fairly, in all material respects, the financial position of AXA and its subsidiaries at December 31, 2008, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with International
Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with
International Financial Reporting Standards as adopted by the European Union. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in “Management’s annual report on internal controls over financial reporting”, appearing under Item 15(b) of this 2008 Annual Report on Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board
(United States) and International Standards on Auditing. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

Neuilly-sur-Seine, France
March 26, 2009

PricewaterhouseCoopers Audit

Michael P. Nelligan                                                Eric Dupont

Schedule

AXA (Parent Company)

BALANCE SHEET
Assets

(In Euro million)
		December 31, 2008
		Gross carrying value	Amortization and provisions	Net carrying value	Net carrying value as at December 31, 2007	Net carrying value as at December 31, 2006
FIXED ASSETS
INTANGIBLE ASSETS		322		322	322	322
TANGIBLE ASSETS
Land		0		0	0	0
Buildings and other fixed assets		1		1	1	2
FINANCIAL ASSETS
Investments in subsidiaries		52,387	819	51,568	47,733	46,756
Receivables from subsidiaries		4,629	7	4,622	3,142	3,046
Other financial assets		391	34	357	776	228
Loans		799	14	785	60	510
	I	58,529	874	57,655	52,034	50,864
CURRENT ASSETS
OPERATING RECEIVABLES
Tax receivables		609		609	40	3
Receivables and subsidiaries’ current accounts		427	3	424	335	333
Marketable securities		122		122	437	0
Cash instruments		760		760	105	60
Cash and cash equivalents		4,126		4,126	2,542	317
Prepaid expenses		5		5	8	8
	II	6,048	3	6,045	3,466	722
PREPAYMENTS AND ACCRUED INCOME
Deferred charges		246	203	43	55	57
Bond redemption premiums		3		3	4	4
Unrealized foreign exchange losses		461		461	50	60
TOTAL ASSETS		65,288	1,080	64,208	55,608	51,707

Schedule

AXA (Parent Company)

Liabilities

				(In Euro million)
		As at December 31, 2008	As at December 31, 2007	As at December 31, 2006
SHAREHOLDERS’ EQUITY
CAPITAL
Ordinary shares		4,784	4,719	4,793
CAPITAL IN EXCESS OF NOMINAL VALUE
Issue premiums		16,377	15,910	17,030
Merger and contribution premiums		1,060	1,060	1,058
RESERVES
Legal reserve		479	479	433
Specific reserves for long term capital gains		2,016	2,016	2,016
Other reserves		3,866	3,866	3,866
Retained earnings		17	714	1,531
Tax driven provision		10	4
Net income for the financial year		(1,253)	1,765	1,433
	I	27,357	30,533	32,159
OTHER SHAREHOLDERS’ EQUITY
Perpetual subordinated notes		5,805	6,323	4,824
	II	5,805	6,323	4,824
PROVISIONS FOR CONTINGENT LIABILITIES	III	4,104	1,166	817
LIABILITIES
SUBORDINATED DEBTS		6,924	6,891	7,976
FINANCIAL DEBTS		17,981	8,576	4,974
OPERATING PAYABLES
Tax payables				98
Social payables		1	1	1
OTHER PAYABLES
Debts on fixed assets		168	54	54
Other		208	937	114
Cash instruments		40		15
Deferred income		8	9	10
	IV	25,330	16,469	13,242
PREPAYMENTS AND ACCRUED EXPENSE
Unrealized foreign exchange gains		1,612	1,117	663
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		64,208	55,608	51,707

Schedule

AXA (Parent Company)

INCOME STATEMENT

(in Euro million)
(Years ended December 31)		2008	2007	2006
I. RESULT ON ORDINARY ACTIVITIES
FINANCIAL & OPERATING REVENUES
Dividends received from subsidiaries		2,674	2,178	1,581
Revenues on short-term investments		497	450	301
Releases and expense transfers
Other revenues		8	7	7
	I	3,179	2,635	1,889
OPERATING EXPENSES
External expenses and other expenses		(274)	(220)	(180)
Tax expenses		(1)	(2)	(1)
Payroll and compensation		(7)	(5)	(6)
Interest expense		(1,323)	(988)	(635)
Allowances for depreciation of buildings and deferred charges		(12)	(12)	(10)
Other expenses
	II	(1,618)	(1,228)	(832)
OPERATING PROFIT	(III = I + II)	1,561	1,407	1,057
CONTRIBUTION ON COMMON OPERATIONS	IV
FINANCIAL OPERATIONS ON SECURITIES
Net income on sale of short-term securities		(12)
INVESTMENT RESULT ON SECURITIES	V	(12)	0	0
PROFIT ON ORDINARY ACTIVITIES BEFORE TAX	(VI = III + IV + V)	1,549	1,407	1,057
II. RESULT ON CAPITAL OPERATIONS
Proceeds from the sale of fixed assets		138	1,916	115
Releases of provisions for contingent liabilities		46	2	2
Releases of equity securities provisions		20	24	66
Foreign exchange result		(1,990)	564	533
Net book value on the sale of fixed assets		(301)	(1,633)	(102)
Allowances to provisions for contingent liabilities		(709)	(287)	(104)
Allowances to equity shares provisions		(295)	(112)	(89)
Exceptional result		(545)	(155)
	VII	(3,636)	318	421
INCOME TAX BENEFIT / EXPENSE	VIII	835	40	(45)
III. NET INCOME / (LOSS) FOR THE FINANCIAL YEAR	VI + VII +VIII	(1,253)	1,765	1,433

Schedule

AXA (Parent Company)

STATEMENT OF CASH FLOWS

(In Euro million)
(Years ended December 31)	2008	2007	2006
Net income (Loss)	(1,253)	1,765	1,433
Adjustments to reconcile net income to cash provided by operating activities:
– Net realized investment losses (gains)	157	(317)	(39)
– Change in income taxes liabilities (net)	(569)	(135)	368
– Changes in others assets and liabilities	2,583	(115)	(203)
Net cash provided by operating activities	918	1,198	1,559
Cash flows from investing activities:
– Maturities and sales of investments	4,436	4,942	1,981
– Purchase of investments	(121)	(101)	(1)
– Investments in subsidiaries	(10,851)	(4,349)	(12,446)
Net cash provided by (used in) investing activities	(6,536)	492	(10,466)
Cash flows from financing activities:
– Additions to debt	10,753	4,959	7,074
– Repayment of debt	(1,621)	(1,025)	(835)
– Issuance of ordinary shares	532	703	4,605
– Decrease in shareholder’s equity	–	(1,899)	(305)
– Dividends	(2,462)	(2,203)	(1,635)
Net cash provided by financing activities	7,202	535	8,904
Change in cash and equivalents	1,584	2,225	(3)
Cash and equivalents beginning of year	2,542	317	320
Cash and equivalents end of year	4,126	2,542	317

Schedule

AXA (Parent Company)
Notes to Parent Company Financial Statements

1. Long-term Debt and Other Obligations

At December 31, 2008, 2007 and 2006, long-term debt and borrowings amounted to €17,850 million, €8,505 million and €4,932 million, respectively. At December 31, 2008 aggregate maturities of long-term debt and borrowings based on required payments at maturity for 2008, the following four years and thereafter, were €6,689 million in 2009,
€714 million in 2010, €337 million in 2011, €4,552 million in 2012, and €5,557 million in 2013 and thereafter.

Information relating to financing debt (including terms of redemption by the issuer and share conversion) can be found in Part V, Note 16
“Financing debt” in the AXA Group 2008 Annual Report, pages 337 to 338.

2. Guarantees

The guarantees given by the Company were €11,968 million as at December 31, 2008 and consisted mainly of guarantees given to Group entities (€4,545 million) and redemption premium on subordinated convertible bonds for
€685 million.

The guarantees received by the Company amounted to €8,199 million at December 31, 2008 and consisted mainly of credit lines from banks.

Guarantees are described in Part V, Note 27 “Related party transactions” and Note 28 “Contingent assets and liabilities and unrecognized contractual commitments” in the AXA Group 2008 Annual Report, pages 402 to 407.

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

“Other adjustments” includes :

– a loss recorded in French GAAP due to a €2,181 million allowance for an exchange-rate risk provision, arising from the Company’s policy of hedging net foreign currency investments in order to protect the Group’s consolidated shareholders’ equity against currency movements.
In the Company’s consolidated financial statements, hedge accounting is applied to net investments in subsidiaries, such that exchange rate movements have no impact on Group results. In the parent company financial statements, however, investments in subsidiaries are recorded in Euro at the historical cost, leading to unrealized exchange rate losses on debt being fully booked in the statement of income.

– A €1,335 million increase in the mark to market (net of premiums) of equity derivatives set up to reduce the Group exposure to equities ; in French GAAP, unrealized capital gains on derivatives are not recognized in the income statement.

NET INCOME

(In Euro million)
	2008	2007	2006
Net income in accordance with French GAAP (statutory basis)	(1,253)	1,765	1,433
Dividends from subsidiaries	(2,672)	(2,171)	(1,574)
Contribution of consolidated subsidiaries under equity method	475	6,198	5,669
Other adjustments	4,373	(126)	(443)
Net income in accordance with IFRS (consolidated basis)	923	5,666	5,085

SHAREHOLDERS’ EQUITY

(In Euro million)
	2008	2007	2006
Shareholders’ equity in accordance with French GAAP (statutory basis)	27,357	30,533	32,160
Equity method adjustments	10,083	15,109	15,066
Shareholders’ equity in accordance with IFRS (consolidated basis)	37,440	45,642	47,226

Item 19. Exhibits

The following is a list of exhibits filed with this Annual Report or incorporated herein by reference.

Index

Number Description

1. (a) “Statuts” of the Company.
(b) “Règlement Intérieur” of the Company.

2. Amended and Restated Deposit Agreement, dated April 27, 2001, between AXA, The Bank of New York and all owners from time to time of American Depositary Receipts issued thereunder, filed as Exhibit 3A to the Registration Statement on Form F-6 filed on April 18, 2001 (registration number no. 333-13376) and incorporated herein by reference.

3. Voting Trust Agreement dated May 12, 2002.

4. Employment Agreement, dated May 11, 2001, between Christopher M. Condron, and AXA Financial, Inc., filed as exhibit 10.16 to the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2001, filed on August 13, 2001 and incorporated herein by reference.

8. List of the Company’s consolidated subsidiaries at December 31, 2008 is provided in Note 2 to the

Consolidated financial statements included as Part V in the AXA Group 2008 Annual Report included herein as Exhibit 15(b) to this Annual Report on Form 20-F.

12.(a) Certification required of the Chief Executive Officer required by Section 302 of the Sarbanes-Oxley Act of 2002.
(b) Certification required of the Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act of
2002.

13. (a) Certification required of the Chief Executive Officer required by Section 906 of the Sarbanes-Oxley Act of 2002.
(b) Certification required of the Chief Financial Officer required by Section 906 of the Sarbanes-Oxley Act of
2002.

15.(a) Consent of Independent Accountants.
(b) The specific portions of the AXA Group 2008 Annual Report incorporated by reference in this Annual
Report on Form 20-F (incorporated by reference from Exhibit I of AXA’s Report on Form 6-K furnished to the SEC on March 27, 2009). For the avoidance of doubt, the AXA Group 2008 Annual Report contained in Exhibit I of AXA’s Report on Form 6-K furnished to the SEC on March 27, 2009 is furnished to the SEC for information purposes only and is not hereby filed as an exhibit except for such specific portions as are expressly incorporated by reference in this Annual Report on Form 20-F.

E-1

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AXA
/s/	Denis Duverne

Denis Duverne Chief Financial Officer Member of the Management Board

Date: March 27, 2009

SS-1

Index to Exhibits

Index

Number Description

1. (a) “Statuts” of the Company.*
(b) “Règlement Intérieur” of the Company.*

2. Amended and Restated Deposit Agreement, dated April 27, 2001, between AXA, The Bank of New York and all owners from time to time of American Depositary Receipts issued thereunder, filed as Exhibit 3A to the Registration Statement on Form F-6 filed on April 18, 2001 (registration number no. 333-13376) and incorporated herein by reference.

3. Voting Trust Agreement dated May 12, 2002.*

4. Employment Agreement, dated May 11, 2001, between Christopher M. Condron, and AXA Financial, Inc., filed as exhibit 10.16 to the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2001, filed on August 13, 2001 and incorporated herein by reference.

8. List of the Company’s consolidated subsidiaries at December 31, 2008 is provided in Note 2 to the

Consolidated financial statements included as Part V in the AXA Group 2008 Annual Report included herein as Exhibit 15(b) to this Annual Report on Form 20-F.

12.(a) Certification required of the Chief Executive Officer required by Section 302 of the Sarbanes-Oxley Act of 2002.*
(b) Certification required of the Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act of
2002.*

13. (a) Certification required of the Chief Executive Officer required by Section 906 of the Sarbanes-Oxley Act of 2002.*
(b) Certification required of the Chief Financial Officer required by Section 906 of the Sarbanes-Oxley Act of
2002.*

15.(a) Consent of Independent Accountants.*
(b) The specific portions of the AXA Group 2008 Annual Report incorporated by reference in this Annual
Report on Form 20-F (incorporated by reference from Exhibit I of AXA’s Report on Form 6-K furnished to the SEC on March 27, 2009). For the avoidance of doubt, the AXA Group 2008 Annual Report contained in Exhibit I of AXA’s Report on Form 6-K furnished to the SEC on March 27, 2009 is furnished to the SEC for information purposes only and is not hereby filed as an exhibit except for such specific portions as are expressly incorporated by reference in this Annual Report on Form 20-F.

Filed as exhibit herewith.